Form 20-F
INDUSTRIAS BACHOCO SA DE CV
filed 2003-06-30
CIK 1044896

________________________________________________________________________________
          As Filed with the Securities and Exchange Commission on June 30, 2003


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM 20-F

                             ----------------------

                                  ANNUAL REPORT
                       PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002

                        Commission File Number: 333-7480

                        INDUSTRIAS BACHOCO, S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

                               Bachoco Industries
                 (Translation of Registrant's name into English)

                            The United Mexican States
                 (Jurisdiction of incorporation or organization)

                           Avenida Tecnologico No. 401
                          Ciudad Industrial C.P. 38010
                           Celaya, Guanajuato, Mexico
                    (Address of principal executive offices)

      Securities registered or to be registered pursuant to Section 12(b)
                                  of the Act:

                                                     Name of each exchange
        Title of each class                           on which registered
        -------------------                         -----------------------
  American Depositary Shares, each                  New York Stock Exchange
  representing six Units, each Unit
  consisting of one Series B Share
      and one Series L Share.

Securities Registered or to be Registered pursuant to Section 12(g) of the Act:
None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

           Series B Capital Stock       447,465,700 Shares
           Series L Capital Stock       147,465,700 Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                  Yes X     No

Indicate by check mark which financial statement item the registrant has elected to follow:

                                 Item 17   Item 18 X

________________________________________________________________________________





                                TABLE OF CONTENTS
                                                                                                             Page
                                                                                                             ----

PART I

 ITEM 1.  NOT APPLICABLE........................................................................................4
 ITEM 2.  NOT APPLICABLE........................................................................................4
 ITEM 3.  KEY INFORMATION.......................................................................................4
 ITEM 4.  INFORMATION ON THE COMPANY...........................................................................12
 ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................................................28
 ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...........................................................40
 ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....................................................46
 ITEM 8.  FINANCIAL INFORMATION................................................................................48
 ITEM 9.  THE OFFER AND LISTING................................................................................49
 ITEM 10.  ADDITIONAL INFORMATION..............................................................................53
 ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..........................................66
 ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES*.............................................67

PART II

 ITEM 13.  DEFAULT, DIVIDEND, ARREARAGES AND DELINQUENCIES*....................................................68
 ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS*.......................68
 ITEM 15.  CONTROLS AND PROCEDURES.............................................................................68
 ITEM 16. (RESERVED)*..........................................................................................68

PART III

 ITEM 17.  FINANCIAL STATEMENTS................................................................................68
 ITEM 18.  FINANCIAL STATEMENTS**..............................................................................68
 ITEM 19.  EXHIBITS............................................................................................69

                                        i

     Industrias Bachoco, S.A. de C.V. is a holding company with no operations other than holding the stock of its subsidiaries. Its principal operating subsidiary is Bachoco, S.A. de C.V. ("BSACV"), which owns Bachoco's principal operating assets and which accounted for 95.3% of consolidated total assets on December 31, 2002. References herein to "Bachoco" or the "Company" are, unless the context requires otherwise, to Industrias Bachoco, S.A. de C.V. and its consolidated subsidiaries as a whole.

     We are incorporated under the laws of Mexico, and all of our operations are in Mexico. Our principal executive offices are located at Avenida Tecnologico No. 401, Celaya, Guanajuato, Mexico C.P. 38010, and our telephone number is
(524) 618-3500.

                           Presentation of Information

     We publish our financial statements in Mexican pesos and present our financial statements in accordance with generally accepted accounting principles in Mexico ("Mexican GAAP"). Mexican GAAP requires restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented. Except as otherwise indicated, all data in both the financial statements included below in Item 18 (which together with the attached notes constitute the "Consolidated Financial Statements") and the selected financial information included throughout this Form 20-F (this "Annual Report") have been restated in constant pesos as of December 31, 2002.

     Mexican GAAP differs in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP"). For a discussion of certain significant differences between Mexican GAAP and U.S. GAAP as they relate to us, together with a reconciliation of operating income, net income and total stockholders' equity to U.S. GAAP, and a condensed statement of cash flows under U.S. GAAP, see Note 17 to the Consolidated Financial Statements. The effect of price level restatement under Mexican GAAP has not been reversed in the reconciliation to U.S. GAAP. See Note 17 to the Consolidated Financial Statements.

     References herein to "U.S. dollars," "U.S.$" or "$" are to the lawful currency of the United States. References herein to "pesos" or "Ps." are to the lawful currency of Mexico. This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps.10.425 to U.S.$1.00, the exchange rate on December 31, 2002.

     Certain amounts set forth herein may not be the exact sum due to rounding.

     As used herein, the term "tonnes" refers to metric tons of 1,000 kilograms (equal to 2,204.6 pounds) and the term "billion" refers to one thousand million (1,000,000,000). One square meter is equivalent to 10.764 square feet.

                                   Market Data

     This Annual Report contains certain statistical information regarding the Mexican chicken, beef, egg and swine markets and our market share. We have obtained this information from a variety of sources, including the producers' associations Union Nacional de Avicultores ("UNA"), Consejo Nacional Agropecuario ("CNA") and Consejo Mexicano de Porcicultura ("CMP"), as well as Banco de Mexico (the "Mexican Central Bank"), Secretaria de Agricultura, Ganaderia, Desarrollo Rural, Pesca y Alimentos (the "Ministry of Agriculture, Livestock, Rural Development, Fishing and Food" or "SAGARPA") and publications of the U.S. Department of Agriculture ("USDA"). The producers' associations rely principally on data provided by their members. Information for which no source is cited was prepared by us on the basis of our knowledge of the Mexican chicken, egg and swine markets and the wide variety of information available regarding these markets. The methodology and terminology used by different sources are not always consistent, and data from different sources are not readily comparable.

                           Forward-Looking Statements

     We may from time to time make written or oral forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by one of our officers, directors or employees to analysts, institutional investors, representatives of the media and others.

     Examples of such forward-looking statements include, but are not limited to: (i) projections of revenues, income (or loss), earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios, (ii) statements of our plans, objectives or goals or those of our management, including those relating to new contracts, (iii) statements about future economic performance and (iv) statements of assumptions underlying such statements. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

     Forward-looking statements involve inherent risks and uncertainties, and a number of unexpected changes could cause actual results to deviate from our plans, objectives, expectations, estimates and intentions. We recognize that the accuracy of our predictions and our ability to follow through on our intentions depend on factors beyond our control. The potential risks are many and varied, but include unexpected changes in:

     --   economic, weather and political conditions;

     --   raw material prices;

     --   competitive conditions; and

     --   demand for chicken, eggs and swine.

                                     PART I

ITEM 1.  Not Applicable

ITEM 2.  Not Applicable

ITEM 3.  Key Information

Selected Financial Data

     The information set forth below is derived from Bachoco's Consolidated Financial Statements, which are included in Item 18. In this disclosure, we explain the figures and year-to-year changes in our Consolidated Financial Statements. Where there appears an ambiguity or discrepancy in the text, you should interpret it in light of the information on the Consolidated Financial Statements.

     In preparing the Consolidated Financial Statements, we followed Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 17 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of total stockholders' equity, net income and operating income, and a condensed statement of cash flows under U.S. GAAP as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002. Our financial statements were prepared pursuant to Bulletin B-10, as amended, and Bulletin B-12, issued by the Mexican Institute of Public Accountants which became effective on January 1, 1990.

     Bulletin B-10 is designed to account for the effects of inflation on financial disclosures by requiring us:

     -- to restate non-monetary assets at current replacement cost or by using the Mexican National Consumer Price Index (NCPI),

     --   to restate non-monetary liabilities using the NCPI,

     --   to restate the components of stockholders' equity using the NCPI and

     -- to record gains or losses in purchasing power that result from our holding monetary liabilities or assets.

     Bulletin B-10 also requires restatement of all financial statements in constant pesos as of the date of the most recent balance sheet presented. Except as otherwise indicated, we have restated all financial information taken from the financial statements or derived from them, as explained below, in constant pesos as of December 31, 2002. Bulletin B-12 requires that the statement of changes in financial position reconcile the discrepancies between the restated historical balance sheet and the current balance sheet. The effects of price-level restatement under Mexican GAAP have not been reversed in the reconciliation to U.S. GAAP. See Note 17 to the Audited Consolidated Financial Statements.

     Through December 31, 1996, non-monetary assets were valued according to current replacement cost based on independent appraisals. Effective January 1, 1997, the Fifth Amendment to Bulletin B-10 modified the method or restatement of non-monetary assets to account for the effects of inflation. Under the Fifth Amendment, we restate (a) inventory and cost of sales by using replacement cost and (b) property, plant and equipment by applying factors derived from the NCPI.



                                                             As of and for the year ended December 31,
                                        ----------------------------------------------------------------------------
                                           1998        1999        2000          2001        2002           2002(2)
                                        ----------  ----------  -----------   ----------  -----------    -----------
Income Statement Data                       (millions of constant pesos as of December 31, 2002)(1)     (millions of
                                                                                                         U.S. dollars)
                                                                                                             (1)

Mexican GAAP:
Net Sales                               Ps.7,188.2  Ps.6,785.1  Ps.10,140.3   Ps10,202.3  Ps.10,357.9    U.S.$ 993.6
   Cost of sales.....................      5,180.5     5,039.3      7,244.1      7,467.9      7,683.5          737.0
                                           -------     -------      -------      -------      -------          -----
   Gross profit......................      2,007.7     1,745.8      2,896.2      2,734.4      2,674.4          256.5
   Operating income..................      1,290.7       898.8      1,654.2      1,364.5      1,242.0          119.1
   Comprehensive financing cost......         10.0       129.3        149.6        116.8         14.3            1.4
   Net income........................      1,239.7       978.4      1,351.4      1,142.4      1,480.5          142.0
   Net income per Unit(3)............          4.1        3.29         4.54         3.83         4.96           0.48
   Net income per ADS(4).............         24.7       19.72        27.24         23.0         29.8            2.8
   Weighted average Units outstanding
    (thousands)......................      300,000     298,078      296,124      297,454      297,898        297,898
U.S. GAAP:
Net Sales                               Ps.7,188.2  Ps.6,785.1  Ps.10,140.3   Ps10,202.3  Ps.10,357.9    U.S.$ 993.6
   Cost of sales.....................      5,180.5     5,039.3      7,244.1      7,467.9      7,683.5          737.0
                                           -------     -------      -------      -------     --------          -----
   Gross profit......................      2,007.7     1,745.8      2,896.2      2,734.4      2,674.4          256.5
   Operating income..................      1,291.6       896.9      1,654.9      1,362.8      1,255.1          120.4
   Comprehensive financing cost               23.1       129.3        118.5         91.8         10.9            1.0
   Net income........................   Ps.1,127.5  Ps.1,018.6   Ps 1,378.1   Ps.1,156.6   Ps.1,497.8    U.S.$ 143.3
   Net income per Unit(3)............         3.76        3.41         4.65         3.88         5.03           0.48

   Net income per ADS(4).............         22.6       20.46         27.9        23.28        30.18           2.88

Statement of Financial Position Data
Mexican GAAP:
   Cash and cash equivalents.........     Ps.966.9  Ps.1,424.6   Ps.1,318.4   Ps.1,236.4   Ps.1,696.0    U.S.$ 162.7
   Property, plant and equipment.....      5,393.3     6,955.5      6,926.7      7,185.1      7,132.0          684.1
   Total assets......................      8,150.1    10,812.3     10,625.4     11,129.6     11,564.5        1,109.3
   Short-term debt(5)................        155.2    1,193.04        182.6        157.0        117.7           11.3
   Long-term debt....................        371.3     1,185.6        655.8        164.6         73.3            7.0
   Stockholders' equity..............      7,271.8     7,790.7      7,724.2      8,348.7      9,474.0          908.8
U.S. GAAP:
   Cash and cash equivalents.........     Ps.966.9  Ps.1,424.6   Ps.1,318.4   Ps.1,236.4   Ps.1,696.0    U.S.$ 162.7
   Property, plant and equipment.....      5,365.7     6,929.7      6,933.4      7,216.7      7,165.6          687.3
   Total assets......................   Ps.8,120.0 Ps.10,786.3  Ps.10,632.1  Ps.11,154.5  Ps.11,608.6  U.S.$ 1,113.5
   Short-term debt(5)................        155.2    1,193.04        182.6        157.0        117.7           11.3
   Long-term debt....................        371.3     1,185.6        655.8        164.6         73.3            7.0
   Stockholders' equity..............      6,011.8     6,571.8      7,689.4      8,331.3      9,477.0          909.0

Selected Operating Data
   Sales volume (thousands of tones):
     Chicken.........................        354.2       415.7        601.1        662.2        665.4          665.4
     Eggs............................         63.1        67.5         70.0         85.6        131.7          131.7
     Swine...........................         11.2         9.5          9.0          9.0          9.0            9.0
     Feed............................          0.0         0.0        292.4        346.0        324.7          324.7

   Gross margin(%)...................        27.9%       25.7%        28.6%        26.8%        25.8%          25.8%
   Operating margin(%)...............        18.0%       13.2%        16.3%        13.4%        12.0%          12.0%
   Net margin(%).....................        17.2%       14.4%        13.3%        11.2%        14.4%          14.4%
   Total employees...................       10,806      11,215       16,396       18,482       18,306         18,306


(1)  Except per Unit and per ADS amounts and operating data.
(2) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps.10.425 per U.S. dollar.
(3) Net income and dividends per Unit has been computed based on the weighted average number of common shares outstanding, giving retroactive effect to a cancellation of shares in June 1994 to reduce the deficit from restatement of stockholders' equity and increases in the number of shares outstanding on December 1994 and April 1997 as a result of stock splits, multiplied by two to reflect the ratio of two Shares per Unit.
(4) Net income per ADS has been computed by multiplying net income per Unit by six, to reflect the ratio of six Units per ADS.
(5)  Includes notes payable to banks and current portion of long-term debt.

Exchange Rates

     Mexico has had a free market for foreign exchange since 1991. Prior to December 21, 1994, the Mexican Central Bank, Banco de Mexico, intervened in the foreign exchange market to keep the peso-U.S. dollar exchange rate within a range prescribed by the Mexican government.

     In December 1994, the Mexican government suspended intervention by Banco de Mexico and allowed the peso to float freely against the U.S. dollar. The peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995.

     In 1996, the peso fell more slowly and was less volatile. Relative stability characterized the foreign exchange markets during the first three quarters of 1997. However, the fall of the Hang Seng Index of the Hong Kong Stock Exchange on October 24, 1997 marked the beginning of a period of increased volatility in the foreign exchange markets, with the peso falling over 10% in just a few days.

     In 1998, the foreign exchange markets experienced volatility as a result of the financial crisis in Asia and Russia and financial turmoil in other countries, including Brazil and Venezuela. However, in 1999 and 2000 the peso strengthened against the U.S. dollar as a result of better economic expectations, leading to inflows of capital. During 2001, the Mexican peso continued to appreciate during the first eight months of the year mainly as a result of inflows of capital. After the events of September 11th, the volatility of the peso increased. In November and December 2001, however, the peso's volatility subsided and the peso appreciated against the U.S. dollar.

     The Mexican peso remained stable during the first four months of 2002. Its volatility increased, however, during the rest of the year. Growth in the Mexican economy was sluggish in 2002 and the beginning of 2003, and the peso depreciated by 12.2% against the U.S. dollar between December 31, 2001 and December 31, 2002.

     We cannot assure you that the Mexican government will maintain its current policies with regard to the peso, or that the value of the peso will not fluctuate significantly in the future.

     The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase and sale of U.S. dollars (presented in each case as the average between such purchase and sale rates), expressed in nominal pesos per U.S. dollar.

                                                                               Exchange Rate(1)
                                                              ----------------------------------------------
             Year Ended December 31,                           High         Low     Average(2)    Period-End
                                                              -------     -------   ----------    ----------
             1997......................................        8.410       7.717     7.967           8.070
             1998......................................       10.630       8.040     9.242           9.901
             1999......................................       10.600       9.240     9.561           9.480
             2000 .....................................       10.090       9.180     9.471           9.618
             2001 .....................................        9.970       8.950     9.327           9.156
             2002 .....................................       10.430       9.000     9.740           9.425

               (1)  The exchange rates are the noon buying rates in New York
                    City for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate").
               (2)  Average of month-end rates for each period shown.

                                                                Exchange Rate(1)
                                                              ------------------
             End of Each Month                                 High         Low
                                                              -------     ------
             November, 2002............................        10.34       10.09
             December, 2002............................        10.43       10.10
             January, 2003.............................        10.98       10.32
             February, 2003............................        11.06       10.77
             March, 2003...............................        11.24       10.66
             April, 2003...............................       10.770      10.310
             May, 2002.................................       10.424      10.340

               (1) The exchange rates are the noon buying rates in New York City for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York.


Risk Factors

Risks Relating to Mexico

     Economic and Political Developments in Mexico May Adversely Affect Our Business

     Our business operations and assets are located in Mexico. As a result, our business may be significantly affected by the general condition of the Mexican economy, by devaluation of the peso, by inflation and high interest rates in Mexico or by political developments in Mexico.

     Mexico has experienced Adverse Economic Conditions

     Mexico experienced a severe economic crisis following the devaluation of the peso in December 1994. In recent years, economic crises in Asia, Russia, Brazil and other emerging markets have adversely affected the Mexican economy and could do so again. In 2000, Mexico's gross domestic product, or GDP, growth was 6.9% and inflation was 8.9%. In 2001, GDP decreased 0.3%, as a result of the U.S. recession, while inflation declined to 4.4%. In 2002, GDP increased only slightly by 0.9% as a result of the continued recession in the United States, while inflation increased to 5.7%. The Mexican government estimates that GDP growth in 2003 will be approximately 2.4% and that inflation will be 3.0%. These estimates may not prove to be accurate. Economic conditions in Mexico are heavily influenced by conditions in the United States. If the U.S. economy does not recover, Mexican economic growth will be adversely affected.

     If the Mexican economy falls into a recession or if inflation and interest rates increase significantly, consumers may find it difficult to pay for the products we offer. This and other effects of recession or increased inflation and interest rates could have serious adverse consequences on our business, financial condition and results of operations.

     Depreciation or Fluctuation of the Peso Relative to the U.S. Dollar Could Adversely Affect Our Financial Condition and Results of Operations

     Due to both our purchase of feed ingredients in the United States and our U.S. dollar-denominated indebtedness, we are affected by fluctuations in the value of the peso against the U.S. dollar. In 2002, the peso depreciated against the U.S. dollar by 12.2% at year-end, and the average value of the peso against the U.S. dollar during 2002 was 3.4% lower than in 2001. In 2001, the peso appreciated against the U.S. dollar by 5.0% at year-end, and the average value of the peso against the U.S. dollar during 2001 was 1.5% higher than in 2000. In 2000, the peso depreciated slightly against the U.S. dollar at year-end, but the average value of the peso against the U.S. dollar during 2000 was 1.0% higher than in 1999. The single largest component of our cost of sales, our feed, is comprised partially of ingredients we purchase in the U.S., where prices are denominated in U.S. dollars; in addition, the prices of ingredients we purchase in Mexico may be influenced by U.S. commodity markets. Therefore, should the peso fall relative to the U.S. dollar, both the cost of our operations and our debt payments would increase. Any future depreciation or devaluation of the peso may result in further net foreign exchange losses.

     Severe devaluation or depreciation of the peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars for the purpose of making timely payments of interest and principal on our indebtedness. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future. Currency fluctuations will probably continue to affect our income and expenses.

     Furthermore, fluctuations in the exchange rate between the peso and the U.S. dollar will also affect the U.S. dollar equivalent of the pesos price of the Units on the Mexican Stock Exchange and the price of ADSs on the New York Stock Exchange. Because we pay cash dividends in pesos, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADRs upon conversion of such cash dividends by the Depositary.

     High Levels of Inflation and High Interest Rates in Mexico Could Adversely Affect Our Financial Condition and Results of Operations

     Mexico has experienced high levels of inflation and high domestic interest rates. The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 5.7% in 2002 and 4.4% for 2001. Inflation for the first quarter of 2003 was 1.01%. Interest rates on 28-day Mexican treasury bills, or Cetes, averaged 7.1% during 2002. On May 30, 2003, the 28-day Cetes rate was 4.91. High interest rates in Mexico could adversely affect our costs. Our earnings may also be affected by changes in interest rates due to the impact those changes have on our variable-rate debt instruments.

     Political Events in Mexico, Including the Recent Transition to a New Presidential Administration, Could Affect Mexican Economic Policy and Our Operations

     The national elections held in July 2000 ended 71 years of rule by the Institutional Revolutionary Party ("PRI") with the election of president Vicente Fox, a member of the National Action Party ("PAN"), and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. Neither the PRI nor the PAN currently has a majority in the Congress or Senate. Although there have not yet been any material adverse repercussions resulting from this political change, multiparty rule is still relatively new in Mexico and could result in economic or political conditions that could materially and adversely affect our operations. The lack of a majority party in the legislature and the lack of alignment between the legislature and the President could result in deadlock and prevent the timely implementation of economic reforms, which in turn could have a material adverse effect on the Mexican economy and on our business.

     Developments in Other Emerging Market Countries May Adversely Affect Our Business or the Market Price of Our Securities

     The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. The recent economic crisis in Argentina did not have a significant adverse effect on the Mexican economy and the value of Mexican securities. Prices of Mexican securities were adversely affected, however, after the events of September 11, 2001, in the USA. Beginning in 2003, securities in Mexico were affected by expectations about the war in Iraq. We cannot assure you that the market value of our securities will not be adversely affected by events elsewhere.

Risks Relating to Our Organization

     The chicken industry is characterized by long-term price declines and cyclical periods

     The Mexican chicken industry, like the chicken industry in other countries, has been characterized by a long-term decline in prices in real terms. The industry has undergone cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and profitability. Real prices for eggs and swine in Mexico have also declined over the long term and have varied cyclically. The market that we serve is subject to volatility with respect to supply, which affects prices. We cannot assure you that future cyclicality, excess supply and downturns in real prices will not adversely affect our results.

     The price of feed ingredients is subject to significant volatility

     The largest single component of our cost of sales is the cost of ingredients used to prepare feed, including sorghum, soybean meal, corn, fish meal, meat meal and, for certain chicken products, marigold extract. The price of most of our feed ingredients is subject to significant volatility resulting from weather, the size of harvests, transportation and storage costs, governmental agricultural policies, currency exchange rates and other factors. Given the long-term declining trends in real chicken prices, we may experience difficulty or delays in passing any increase in grain costs to customers. Accordingly, increases in the prices of the main ingredients used in the preparation of feed may have a material adverse effect on our margins and results of operations. We currently do not hedge directly on the cost of our feed ingredients. However, because we purchase many feed ingredients in U.S. dollars, we may acquire financial instruments from time to time to protect us against exchange rate fluctuations.

     Our operations depend on raising animals and meat processing, which are subject to risks such as disease, contamination and adverse weather conditions

     Our operations involve raising animals and are subject to a variety of risks, including disease, contamination and adverse weather conditions. Chickens, in particular, are susceptible to infections by a variety of microbiological agents. Since 1983, the avian influenza virus ("AIV") has been widespread in the United States and in Mexico. In the past we have experienced limited outbreaks of various diseases that have resulted in higher mortality rates.

     Meat and eggs are subject to contamination during processing and distribution. We do not believe that contamination of individual shipments during distribution would have a material adverse effect on our operations. Contamination during processing, however, could affect a larger number of our poultry products and therefore could have a more significant impact on operations.

     In 2002, we experienced loss of chickens at our Peninsula Complex due to the effects of Hurricane Isidore. Future hurricanes or other adverse weather conditions could result in additional losses of inventory and damage to our plants and equipment. Our facilities near Mexico's coast are most subject to the risk of severe weather.

     The use of nutritional supplements and possibility of contamination expose us to risk of loss of consumer confidence in the chicken industry

     To reduce contamination, we use specialized feedstock and nutritional supplements that have been approved by the Mexican government and meet international industry standards. We cannot assure you, however, that in the future we will not be materially adversely affected by claims or consumer concerns arising out of the use of these products in raising our animals.

     Our sales are entirely dependent on consumer preferences, and the loss of consumer confidence in the products sold by Mexican meat and egg producers as a result of disease, contamination or other reasons, even if not related to our own products, could have a material adverse effect on our results of operations.

     We face significant competition from other chicken producers in all of our geographic markets and product lines

     We are Mexico's largest chicken producer, but we face significant competition from other producers in all of the markets in which we sell our products. In 2002, we accounted for approximately 31.0% of total chicken production in Mexico. There are two other major vertically integrated chicken producers in Mexico, which together with Bachoco account for about 52.0% of Mexican chicken production, with the balance distributed among approximately two hundred small- and medium-sized integrated and non-integrated producers.

     Each of the two other major companies has substantial financial resources and strengths in particular product lines and regions. We expect to continue to face strong competition in every market as our existing or new competitors are likely to broaden their product lines and extend their geographic coverage. Accordingly, we cannot assure you that our performance will not be adversely affected by increased competition.

     We face increased competition from U.S. producers

     In January 2003, import quotas and most tariffs on poultry, eggs and swine were eliminated, as required by NAFTA. Poultry producers in the United States have developed extremely low-cost production methods and have been successful in exporting primarily frozen and further-processed poultry to other countries, especially in periods of overcapacity in the United States. As tariff barriers decline under NAFTA, U.S. producers can be expected to increase exports to Mexico, which could have a material adverse effect on our performance.

     We are a holding company with no substantial operations and depend on our subsidiaries for cash flow

     We are a holding company with no substantial operations and, consequently, we are dependent on dividends and other payments from subsidiaries for virtually all of our cash flow, including cash flow to pay taxes, service debt, make equity investments, finance the growth of subsidiaries and pay dividends to stockholders. Together with Mexican law, our ability to pay dividends may, in the future, be limited by financial covenants in debt instruments that we, or our subsidiaries, may acquire.

     Risks Relating to the ADSs, the Units and the Shares

     The Robinson Bours family controls our management and their interests may differ from other security holders

     Certain members of the Robinson Bours family hold the power to elect a majority of the members of our Board of Directors and have the power to determine the outcome of certain other actions requiring the approval of our stockholders, including whether or not dividends are to be paid and the amount of such dividends. The Robinson Bours family has established two Mexican trusts, which they control, that together hold 496,500,000 Shares outstanding on December 31, 2002, including Units and B Units representing approximately 66.3% of the Series L Shares and 88.9% of the Series B Shares outstanding.

     Future sales of Units by the controlling shareholders may affect prevailing market prices for the ADSs and the Units

     The prevailing market prices for the ADSs and the Units could decline if either:

     -- the Robinson Bours family were to sell substantial amounts of the Units, whether

     --   directly, or

     -- indirectly, through the Mexican trusts through which they hold the Units; or

     --   the perception arose that such a sale could occur.

     The protections afforded to minority shareholders in Mexico are different from those in the United States

     Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions or shareholder derivative actions, and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice it may be more difficult for our minority shareholders of Bachoco to enforce their rights against us or our directors or our controlling shareholder than it would be for shareholders of a U.S. company.

     Our bylaws restrict the ability of non-Mexican shareholders to invoke the protection of their governments with respect to their rights as shareholders

     As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexicans with respect to their ownership interests in Bachoco and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in Bachoco. If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

     It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons

     We are organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, all of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them. This pertains also to any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

     Holders of L Shares and L Share ADSs have limited voting rights

     Pursuant to our bylaws, holders of Series L Shares are entitled to vote only with respect to certain limited matters specified therein.

     Holders of Series L Shares can only vote on certain matters specified in our bylaws. With regard to those matters, holders of ADRs may instruct the depositary as to the exercise of the voting rights pertaining to the Series L Shares constituting the Units represented by the ADSs. Holders of Series L Shares are generally not entitled to vote in the election of the Board of Directors, but holders of Series L Shares do have the right to elect or appoint two directors to the Board, which was reduced in April 2003 to 10 members from
15. The Robinson Bours Stockholders are the beneficial owners of 66.3% of the outstanding Series L Shares and therefore have the power to elect or appoint the two directors. In addition, holders of Series L Shares are not entitled to vote on the declaration of dividends. Under Mexican law and our bylaws, the declaration, amount and payment of annual dividends are determined at a meeting of our stockholders by a majority vote of the holders of Series B Shares, usually on the recommendation of the Board of Directors.

     Non-Mexican shareholders may not be entitled to participate in future preemptive rights offerings

     Under Mexican law and our bylaws, if we issue new shares for cash as a part of a capital increase, we must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage the Company ("preemptive rights"). We can allow holders of ADSs in the United States to exercise preemptive rights in any future capital increase only in one of the following two circumstances:

     -- we file a registration statement with the Securities and Exchange Commission with respect to that future issuance of shares; or

     -- the offering qualifies for an exemption from the registration requirements of the Securities Act.

     We make no promises that we will file a registration statement with the Securities and Exchange Commission to allow holders of ADSs in the United States to participate in a preemptive rights offering. As a result, the equity interests of such holders in the Company may be diluted proportionately. In addition, under current Mexican law, it is not practicable for the depositary to sell preemptive rights and distribute the proceeds from such sales to ADS holders.

     Corporate disclosure and accounting in Mexico may differ from other countries

     There may be less, or different, publicly available information about issuers of securities in Mexico than is regularly published by or about issuers of securities in other countries with highly developed capital markets. In addition, due to country-by-country differences in accounting and other reporting principles and standards, our corporate disclosures may differ in content from disclosures made under other principles and standards, such as U.S. GAAP.

ITEM 4.  Information on the Company

General

     We (Industrias Bachoco, S.A. de C.V) have four principal product lines: chicken, eggs, commercial animal feed and swine. We were incorporated on April 17, 1980. Our headquarters are located at Avenida Tecnologico No. 401, Ciudad Industrial 38010, Celaya, Guanajuato, Mexico, telephone 011-52-461-6183500.

     We are the largest poultry producer in Mexico. In 2002, we produced approximately 7.0 million chickens per week and accounted for approximately 31.0% of total chicken production in Mexico. As a vertically integrated producer, we control virtually all aspects of the production and distribution process, which enables us to exercise cost controls and to maintain high standards of quality, service and efficiency. With over 700 production and distribution facilities dispersed throughout Mexico, our operations include the following:

     --   preparing feed;

     --   breeding, hatching and growing chickens; and

     --   processing, packaging and distributing chicken products.

     Sales of chicken products accounted for 80.9% of our net sales in 2002.

     We are also a significant producer of commercial animal feed. We sell our feed both through distributors and directly to small producers. We began producing feed in 2000 as a result of the acquisition of 100% of the stock of Grupo Campi, S.A. de C.V. ("Grupo Campi") on December 22, 1999 for Ps.1,455.3 million.

     Operating principally in southeastern Mexico and the Yucatan Peninsula, Grupo Campi was the fourth largest chicken producer in Mexico and an important producer of animal feed. In 2002 we sold approximately 6,250 tonnes of feed per week, which amounted to 6.9% of our total sales for that year.

     In February of 2001, we reached an agreement with Avicola Cotaxtla, a broiler producer located in Veracruz, with a capacity of approximately three million chickens per cycle. The agreement was in a part a lease of assets and in part a contract grower agreement. As a result of this agreement, we strengthened our presence in this region of the country.

     In September 2001, we acquired most of the assets of the egg operations of both Avicola Nochistongo and Avicola Simon Bolivar, two important producers of eggs in Mexico. With these acquisitions we emerged as the largest producer of eggs in Mexico: we now produce approximately 3.5 million dozen eggs per week. We are an innovator in packaging and marketing eggs. Egg sales accounted for 9.4% of our net sales in 2002.

     We also sell swine on the hoof to meat packers for pork product production. In 2002, sales of swine accounted for 0.9% of our net sales.

     The remaining portion of our net sales in 2002 consisted of miscellaneous poultry-related products.

     The following table sets forth, for each of the periods presented, the volume of chicken, feed, eggs and swine that we sold.

                                                               Bachoco Sales Volume
                                                            (in thousands of tonnes)

                                                               Year Ending December 31,
                                           -----------------------------------------------------------------
                                            1998           1999           2000           2001          2002
                                           ------         ------         ------         ------        ------

Chicken..............................      354.2          415.7          601.1          662.2         665.4
Eggs.................................       63.1           67.5           70.0           85.6         131.6
Swine................................       11.2            9.5            9.0            9.0           9.0
Feed.................................          0              0          292.4          346.0         324.6


     Due to acquisitions, internal growth and improved efficiency, the volume of chicken we sold in 2002 showed an increase of 87.9% over the volume we sold in 1998 (compared to an increase of 37.9% in chicken production in Mexico overall). Over the same period, our share of overall Mexican chicken production increased from 22.3% to approximately 31.0%. We improved the efficiency of the facilities we acquired to take full advantage of production capacity and distribution opportunities.

     The Mexican poultry industry varies regionally, and few producers operate in multiple regions. We believe we have the broadest geographic market coverage in the Mexican poultry industry and that we are one of the largest poultry suppliers in the Mexico City metropolitan region (which accounts for a significant portion of overall Mexican chicken consumption). We currently sell in every major product category and channel of distribution for poultry products within the regions that we serve. We expect to continue to do so in order to meet growing consumer demand.

Background and Ownership Structure

     Founded in 1952 by the Robinson Bours family as a small commercial egg operation in the state of Sonora, we grew by expanding our existing facilities and acquiring additional facilities from other poultry producers. In 1974, we established operations in Celaya, located in the agricultural region of Bajio, to begin serving the Mexico City metropolitan region. Beginning in 1988, our management recognized the potential for growth in Mexican chicken consumption, as well as the advantages of a large, vertically integrated operation. As a result, we began to seek opportunities for geographic expansion and to increase production capacity and market share. We extended our market coverage (particularly in 1993 and 1994) by purchasing fixed assets and inventory from major regional producers that faced financial difficulties. Following each acquisition, we made substantial investments to apply our production and distribution methods and reap the benefits of vertical integration and economies of scale, improving the performance of the acquired facilities.

     In April 1995, members of the Robinson Bours family with ownership interests in Bachoco (the "Robinson Bours Stockholders") created a trust (the "Control Trust"), the principal purpose of which is to hold a controlling interest in our Series B Shares. Our common stock ("Common Stock") consists of Series B Shares ("Series B Shares") and Series L Shares of limited voting stock ("Series L Shares") (collectively, the "Shares"). The Shares are grouped into units. Each Unit ("Unit") consists of one Series B Share and one Series L Share. Each B Unit ("B Unit") consists of two Series B Shares. The Shares constituting each Unit or B Unit will not be separable until September 2007, at which time the Units and B Units will automatically separate into their component shares.

     In September 1997, we made an initial public offering of Units representing 17.25% of the outstanding Shares. Following such offering, the Control Trust held Units and B Units representing 68.0% of the outstanding Series B Shares. As of December 31, 2002, the Robinson Bours Stockholders owned Units and B Units representing 89.0% of the Series B Shares outstanding. As a result, the Robinson Bours Stockholders continue to have the power to control our Company.

     Members of the Robinson Bours family, together with certain of our executive officers, hold a majority of the seats on our Board of Directors. In April 2002, Javier Robinson Bours Castelo assumed the position of Chairman of the Board of Directors, replacing Enrique Robinson Bours Almada.

     In November 1998, we approved a stock repurchase plan (the "Repurchase Plan"), under which we may repurchase up to 3% of the total Shares outstanding and trading on the Mexican Stock Exchange (Bolsa Mexicana de Valores), in accordance with Mexican securities laws. To execute the Repurchase Plan, we created a reserve of Ps.249.0 million (expressed in constant pesos as of December 31, 2002), which reduced retained earnings on our balance sheet. As of May 17, 2003, we had repurchased 1,874,300 Units, representing 0.62% of the total shares outstanding.

     On December 22, 1999, we acquired 100% of the stock of Grupo Campi for Ps.1,455.3 million. The fourth largest chicken producer in Mexico and an important producer of animal feed, Grupo Campi operates principally in the southeastern region of Mexico and the Yucatan Peninsula. We made this acquisition as part of our overall strategy to extend our distribution network to cover the southern part of Mexico. Because the Grupo Campi production centers are located in a region where we can grow broilers efficiently, we also added two new complexes there. We have now completed the coordination and integration of the operations at these new complexes with the operations at the rest of our complexes.

     On September 20, 2001, we acquired most of the assets of the eggs business of Avicola Nochistongo, one of the ten largest producers of eggs in Mexico with operations located in the La Laguna region in north-central Mexico and a capacity of about 3 million laying hens.

     At the end of September 2001, we acquired most of the assets of Avicola Simon Bolivar, one of the fifteen largest producers of eggs in Mexico and a producer of broilers, with operations located in the La Laguna region in north-central Mexico with a production capacity of about 2 million laying hens and approximately 120,000 chickens per week. The assets we acquired included farms, a feed mill, a processing plant and several distribution centers.

     With these acquisitions we have become the largest producer and distributor of eggs in Mexico with a market share of approximately 8.0% in terms of volume, and we have also reinforced our leading position in the broiler industry in Mexico.

Business Strategy

     Over the past decade we have substantially increased our chicken production, establishing ourselves in every major product category and distribution channel for chicken and expanding to cover a geographic market in Mexico that is more widespread than any other chicken producer. We have also increased the efficiency of our production process and built a reputation for the freshness of our chicken products and quality of our customer service.

     The Mexican poultry industry has experienced considerable consolidation in recent years, in which we have participated. We continue to evaluate possible acquisitions of other poultry producers or production facilities from time to time and may pursue certain opportunities consistent with our business strategy.

     The key elements of our business strategy are as follows:

     -- Increased market penetration through expanded distribution. We have an extensive distribution network, supported by our own transportation fleet, superior knowledge of existing wholesale channels and strategically located cold storage warehouses and facilities. Since 1992, we have substantially increased our distribution routes. We plan to continue to develop and improve our distribution network and systems in every product category and throughout our expanded geographic coverage in Mexico.

     -- Increased service and market responsiveness. We seek to remain a leader in the Mexican poultry market by maintaining high standards of customer service and continuing to be responsive to the changing needs of varying market segments. As part of this strategy, we have structured our operations in such a way as to enable us to vary the size, weight and color of our chicken products, depending upon the particular demands of the market segment. In addition, we have decentralized order and sales services from our headquarters to our cold storage warehouses and facilities, which serve as mid-points in the distribution chain to wholesalers and local customers. This strategy allows us to stay closer to our customer base and to better cultivate growing customer segments, such as food-service operators, supermarkets and food wholesale clubs.

     -- Low-cost production and operating efficiency. We are among Mexico's lowest-cost producers and distributors of chicken, due in part to economies of scale and vertically integrated operations. We pursue on-going programs to increase operating efficiencies and reduce operating costs.

     -- Continued brand differentiation. We have developed a brand image for premium fresh chicken and eggs in Mexico. Building on the success of our branded products to date, we seek to continue to promote our brand name through billboards, packaging, special publicity campaigns and through development of brand loyalty among wholesale and retail distributors.

Capital Expenditures

     Over the last three years, we have financed our capital expenditures with resources generated by our operations. We made the following capital expenditures during the last three years:

     -- In 2000, we made net capital expenditures of Ps.253.7 million, with which we:

          --   updated processing plants;

          --   increased capacity for further process products production;

          --   improved and increased our distribution network; and

          --   updated our transportation fleet.

     -- In 2001, we made net capital expenditures of Ps.576.5 million, with which we:

          -- financed the asset acquisitions of Avicola Nochistongo, one of the 10 largest egg producers in Mexico with operations in La Laguna area and of Avicola Simon Bolivar, one of the 15 largest egg producers in Mexico and a producer of chicken;

          -- continued to update our transportation fleet, processing plants and feed mills; and

          --   improved our egg production farms.

     -- In 2002, we made net capital expenditures of Ps.264.0 million, with which we:

          -- continued to update our transportation fleet, farms, processing plants and feed mills;

          --   improved our distribution network; and

          -- increased production capacity in our Northwest Complex, which is located in Culiacan.

Business Overview

Chicken Market

     Mexican consumers value distinct characteristics in their chicken. Virtuall, all chicken sold by us and other major chicken producers in Mexico is fresh. Fresh chicken is a central ingredient in many traditional Mexican dishes and the leading meat consumed in Mexico according to data from Union Nacional de Avicultores ("UNA"). Further-processed chicken, such as heat-and-serve products, frozen dinners, chicken nuggets and other similar foods, has found limited acceptance among Mexican consumers due to historical consumer preferences for fresh chicken and the fact that many Mexicans have limited freezer capacity and limited access to microwave or other types of ovens.

     In the last three years, we have noticed an increased preference although limited, among Mexican consumers for further-processed fresh chicken products--mostly marinated and pre-formed chicken products. We participate significantly in the provision of these products. We estimate that further-processed chicken products currently account for approximately 4.0% of the chicken sold in Mexico.

     Mexican consumers also generally prefer chicken with pronounced yellow skin pigmentation, a characteristic found mainly in our public-market and supermarket-broiler chicken products that we attain by including marigold extract in our chicken feed. We have also noticed an increased demand for smaller, whole, fresh chicken from various fast-food outlets, principally chicken roasting shops (rosticerias and asaderos), which have developed rapidly in recent years.

     According to data obtained from the UNA, total Mexican chicken consumption per capita increased by 28.3% from 1998 to 2002. Chicken is the leading meat consumed in Mexico, and it accounted for approximately 45.1% of all meat produced in Mexico in 2002. The following table sets forth total Mexican production of chicken, pork and beef for 1998 to 2002.

                                                              Mexican Production of Chicken, Beef and Pork
                                                                         (in thousands of tonnes)*

                                                            1998        1999       2000        2001        2002
                                                           ------      ------     ------      ------      ------
Chicken..............................................       1,587       1,784      1,936       2,067       2,187
Beef.................................................       1,375       1,390      1,408       1,428       1,451
Pork.................................................         950         994      1,034       1,065       1,085

*Sources: UNA for chicken and beef; USDA for pork.

     The Mexican chicken industry, like chicken industries in other countries, is characterized by a long-term decline in real prices in conjunction with cyclical periods of higher profitability leading to overproduction followed by periods of lower prices and lower profitability. Prices fell in real terms, in 1997, 1998 and 1999. The price recovered slightly in 2000 due to reduced supply in the first part of the year. During 2001, chicken prices declined as a result of excess supply during the first half of the year, the economic slowdown experienced by the country at the end of the year and a decrease in the cost of the main feed ingredients. In 2002, chicken prices increased slightly by approximately 2.5% over 2001, as a result of the worldwide increase in the cost of feed ingredients at the end of the year. We believe that Mexican chicken prices may decline further in real terms and that prices for chicken may also vary cyclically.

     We believe that changes in Mexican chicken consumption correlate closely with changing chicken prices and their effects on consumer purchasing power. In 1993 and 1994, when chicken prices were stable or declined only slightly, growth in consumption was relatively slow. In 1995, when supply increased and real prices fell, chicken consumption increased by 8.8%. Many smaller producers went out of business during the economic crisis, causing supply to contract and prices to rise in 1996 and resulting in a 2.2% decrease in chicken consumption. Chicken consumption increased by 6.3%, 12.4%, 8.5%, in 1998, 1999 and 2000 respectively, due to declines in chicken prices, an increase in supply and improved economic conditions in Mexico. Consumption increased further by 6.7% in 2001 due to further declines in chicken prices and increased supply. The trend in increased consumption continued in 2002 with an increase of 5.8% due to increased supply.

Chicken Products

     Five principal product categories exist for fresh chicken in Mexico: live, public market, rotisserie, chicken parts and supermarket broiler.

     "Live" chicken is delivered alive to small independent slaughtering operations or to wholesalers that contract with independent slaughtering operations for processing. The freshly slaughtered chicken is then sold to chicken shops and other specialized retailers for sale to consumers and in some areas is sold directly to consumers by the slaughterhouse. According to UNA, live chicken accounts for approximately 29.0% by volume of the chicken sold by producers in Mexico.

     "Public market" chicken is a whole broiler presented uneviscerated, generally sold within 48 hours after slaughter in public markets throughout Mexico, but primarily concentrated in the Mexico City metropolitan region. According to UNA, public market chicken accounts for approximately 27.0% by volume of the chicken sold by producers in Mexico.

     "Rotisserie" chicken is a whole broiler presented eviscerated and ready to cook. Rotisserie chicken is sold by wholesalers and directly by producers to small shops, stands (rosticerias or asaderos) and supermarkets, which cook the chicken and sell it whole and freshly cooked to the end-consumer, providing an economical form of fast-food. According to UNA, rotisserie chicken accounts for approximately 25.0% by volume of the chicken sold by producers in Mexico.

     "Chicken Parts" refers to cut-up fresh chicken parts sold wrapped in trays or in bulk principally to supermarket chains, the fast-food industry and other institutional food-service providers. Producers generally sell directly to the supermarket chains and deliver the chicken directly to the outlet. Sales to the institutional market often require customized cutting and presentation. According to UNA, chicken parts account for approximately 10.0% by volume of the chicken sold by producers in Mexico.

     "Supermarket Broiler" chicken is a fresh whole broiler presented with the edible viscera packed separately. In most cases it is sold directly by producers to supermarkets and, in some regions, to other independent food shops. Mexican consumers' preference for freshness requires regular deliveries of chicken to supermarkets and other food shops. According to UNA, supermarket broiler chicken accounts for approximately 5.0% of the volume of the chicken sold by producers in Mexico.

     We also sell further-processed chicken products to supermarkets and other retailers. The following table sets forth, for the periods indicated, the sales volume in tonnes and as a percentage of the total volume of chicken sold for each of our principal lines of chicken products.

                                                         Year Ended December 31,
                         ---------------------------------------------------------------------------------------
                              1998              1999              2000              2001              2002
                         ---------------   ---------------   ---------------   ---------------   ---------------
                         Volume   % of     Volume   % of     Volume   % of     Volume   % of     Volume   % of
                         ------   Total    ------   Total    ------   Total    ------    Total   ------   Total
                                  ------            ------            ------            ------            ------
                                                 (thousands of tonnes, except percentages)

Public Market and         229.7    64.8%    266.1    64.0     336.4    56.0     339.3    51.3     307.1    46.2
 Rotisserie...........
Supermarket Broiler,       99.9    28.2     110.0    26.5     138.7    23.0     151.3    22.8     191.6    28.8
   Chicken Parts and
   Other(1)...........
Live..................     24.7     7.0      39.7     9.5     126.0    21.0     171.6    25.9     166.7    25.0
Total.................    354.2   100.0%    415.8   100.0%    601.1   100.0%    662.2   100.0%    665.4   100.0%
                         ======   ======   ======   ======   ======   ======   ======   ======   ======   ======

(1)  "Other" comprises sales of further-processed poultry products, viscera and other products.

     Our product mix varies from region to region, reflecting different consumption and distribution patterns. Based on market demand, we believe that fresh, rather than frozen, chicken will continue to dominate the Mexican market. Furthermore, we believe that consumer demand for value-added fresh chicken products, such as rotisserie chicken, supermarket broilers and chicken parts, will increase over time. Accordingly, we continue to focus principally on producing fresh chicken, including value-added fresh chicken products.

Chicken Marketing, Sales and Distribution

     We have developed an extensive distribution system that we believe is the largest and most modern of any chicken or egg producer in Mexico. We use various distribution channels in every major product category to service different market segments. For example, in the Mexico City area, we transport most public market chicken directly to wholesalers, who then transport the chicken to retail sellers. We use our own fleet to transport the majority of rotisserie chickens, supermarket broilers and other chicken products to our customers. We try to cooperate with existing distribution channels and do not compete with wholesale distributors, except in areas where we supply our own distribution capacity where needed for market penetration.

     We distribute products from our seven processing plants (located in Celaya, Culiacan, Puebla, Lagos de Moreno, Coatzacoalcos, Merida and Gomez Palacio) to our cold-storage facilities and warehouses, which serve as a mid-point in distribution to wholesalers and local customers. From our cold-storage facilities, we service wholesalers (who in turn deliver to their customers) and transport certain products directly to supermarkets and food-service operations. Our distribution infrastructure includes 60 cold-storage warehouses and facilities and a large fleet of vehicles. The decentralized sales force permits us to remain attuned to developments in the regions we serve and to develop close relationships with customers.

     Through recent acquisitions and production agreements, we have expanded our distribution network, which now covers almost all of Mexico:

     -- At the end of 1999, we strengthened our distribution network by acquiring Grupo Campi. The acquisition consolidated our presence in the southeastern region of Mexico and made new markets accessible, including the Yucatan Peninsula.

     -- In 2001, through an agreement with Avicola Cotaxtla, a broiler producer located in Veracruz, we strengthened our presence in that important region of the country.

     -- By means of the acquisition of most of the assets of both Avicola Nochistongo and Avicola Simon Bolivar in September 2001, we further expanded and consolidated our distribution network, mainly in the northeastern part of the country.

     -- In 2002, we consolidated our presence in the northeastern part of the country, mainly in the state of Nuevo Leon, due to the consolidation of our recent acquisitions, made at the end of 2001.

     In the following paragraphs we provide a description of our marketing, sales and distribution strategies for each of our major chicken products.

     -- Live chicken - We sell live chicken primarily to wholesalers, which contract out the processing to independent slaughterhouses and then resell the processed product as public market chicken. To a lesser extent, we sell to small independent slaughterhouses in the southeast, where live chicken continues to be the standard for consumption. Additionally, customers can purchase live chicken directly from us on our farms. However, we believe that the market as a whole is moving away from live chicken.

     -- Public market chicken - We believe that we are the largest producer of public market chicken in Mexico. This is supported by information published by UNA and our own internal information. We regularly sell to more than 50 of the approximately 200 whole fresh chicken wholesalers operating in the Mexico City region. Most of our wholesale customers rely primarily on us for public market chicken, although we have no exclusive supply agreements. Our principal focus in this market has been to provide superior distribution and service to selected wholesalers in order to maintain and further develop loyalty. Public market chicken is ordinarily sold to consumers without any packaging or other identification of the producer, but our distribution system encourages wholesalers to sell to retailers from our own "Bachoco" trailers, reinforcing our reputation for freshness and efficiency of service and fostering brand loyalty among retailers. We believe we have developed excellent relationships with the wholesalers we serve.

     -- Rotisserie chicken - Rotisserie chicken has been one of our fastest growing products since we first started producing it in 1988. We sell rotisserie chicken directly to rosticerias, asaderos and supermarkets. We attribute the growth in our sales of rotisserie chicken in large part to the rapid growth of the market for freshly cooked chicken sold by rosticerias and asaderos and in the rotisserie sections of supermarkets. We expect this market to continue to grow because of an ever-increasing consumer demand for convenient, low-priced and high-quality fast food. Success in supplying rotisserie chicken depends on consistency and good service, and only larger producers with more modern processing facilities and distribution capacity can compete in this market. We increased our market share by consistently providing high-quality products and by using our own trucking fleet to deliver directly to retailers on a punctual and dependable basis. We expect to expand sales of rotisserie chicken by leveraging our increasingly developed transportation and distribution network.

     -- Supermarket broiler chicken - We sell supermarket broilers, as well as chicken parts and eggs, directly to the principal supermarkets, convenience store chains and wholesale clubs in Mexico. In order to build consumer loyalty for our supermarket broiler chicken, we emphasize our brand image as well as our superior service, reinforced by frequent delivery to ensure freshness. Each chain negotiates purchases centrally, but we deliver directly to every point of sale, ordinarily at least once every 48 hours. We believe that we lead the market in frequency of deliveries to supermarkets.

     -- Chicken parts - We sell chicken parts principally to supermarkets, using the same marketing strategy that we use for supermarket broiler chicken. We are also an important supplier of chicken parts to the growing franchise fast-food and institutional food-service industries. We continue to develop custom-cutting processes to help meet demand from fast-food and institutional customers for a wider variety of chicken parts.

     --   Frozen and further-processed poultry

          -- Frozen, heat-and-serve and other further-processed poultry products make up only a small proportion of total Mexican poultry consumption today. Mexican consumers have a greater preference for fresh chicken than their U.S. counterparts, and they are less likely to have refrigerators or microwave or regular ovens needed to store and cook frozen and processed poultry. However, the potential for substantial growth in this market is large, and we believe that our distribution network, our large market share for supermarket chicken sales, our brand name and our experience in a wide range of existing Mexican distribution channels will be important competitive strengths in this area.

          -- Our 2002 sales of fresh further-processed poultry products grew more than 30% over 2001 sales. We are moving to produce and introduce various fresh further-processed poultry products in Mexico, which we have developed in accordance with Mexican customer preferences. We will continue to do so as this market grows.

Eggs

     Annual per capita egg consumption in Mexico is relatively high compared to other countries. In 2002, annual per capita consumption of eggs in Mexico was approximately 20.2 kg., or approximately 350 pieces, according to data from UNA. Mexican egg consumption per capita increased 12.8 % from 1998 to 2002. This high level of consumption is due in part to the fact that eggs are a relatively cheap source of protein.

     The Mexican egg industry is more fragmented than the broiler industry but has experienced some degree of consolidation in the last years, including acquisitions by our own company. According to UNA, the nine largest producers of eggs in Mexico now account for approximately 35% of the market. As a result of our September 2001 acquisitions of Avicola Nochistongo and Avicola Simon Bolivar, two of the 15 largest egg producers, we have become the largest egg producer in Mexico with an estimated market share of 8.0% in 2002. Our marketing strategy for egg products is to increase brand recognition by increasing sales of cartons with the "Bachoco" brand printed on them. In addition, we aim to differentiate our eggs by their high quality and freshness.

     Eggs in Mexico have traditionally been distributed in large 360-egg cases through wholesalers to retailers. The retailers, which are typically small grocery shops, in turn sell the eggs by weight to consumers. At present, approximately 22.0% of the eggs sold in Mexico are sold in packaged form, 7% are sold in processed form and approximately 71% are sold in bulk to wholesalers. The trend in recent years has been towards packaged egg sales. We expect that convenience, the development of brand loyalty and the growth of supermarket chains will contribute to the continuance of this trend toward packaged eggs.

     We sell both brown and white eggs. Brown eggs presently account for approximately 9.0% of Mexican egg consumption. The branded carton of brown eggs is a premium product in the Mexican market. The Company believes that brown eggs are less vulnerable to price fluctuations than white or unbranded eggs, because consumers perceive them to be of higher quality. Brown eggs command a small premium over white eggs. We are by far the leading producer of brown eggs in Mexico and estimate that our production accounts for approximately 40.0% of the Mexican brown egg market and 90.0% of the Mexican branded brown egg market.

     In some regions, however, we have reallocated part of our production from brown eggs to white eggs due to local market preferences. In addition, the recently acquired operations of Avicola Nochistongo and Avicola Simon Bolivar produce mainly white eggs. Our main strategy in the eggs business is to gradually move from bulk to packaged white eggs. Packaged eggs are less vulnerable to price fluctuation and create brand loyalty.

     We have designed our egg distribution system to transport eggs from our laying farms at Celaya, Los Mochis, Ciudad Obregon, Mexicali and La Laguna regions to customers in all sales regions. We sell packaged eggs directly to all of the principal supermarket chains in Mexico, with daily deliveries directly to their outlets.

Feed

     According to CANACINTRA (Camara Nacional de la Industria de
Transformacion), Mexican production of feed increased from 15.5 million tonnes in 1997 to 21.5 million tonnes in 2001. In 2001, Mexico was ranked the sixth largest producer of feed in the world and the second largest in Latin America.

     Local production is composed of commercial and integrated manufacturers. Commercial producers produce for the market, while integrated producers are large producers that produce for themselves and occasionally for other producers. Of the 360 registered producers in Mexico, 240 are classified as integrated and 120 as commercial producers. Integrated producers account for approximately 65.5% of total production. Imports of feed come almost entirely from the United States and represent approximately 1.5% of total the consumption in Mexico.

     We entered the feed business as a result of our acquisition of Grupo Campi at the end of 1999. We sell to small livestock producers and through a network of small distributors located mainly in central and southern Mexico. We have benefited from economies of scale and synergies derived from producing feed both for our own internal consumption and for sale to third parties. To propel this business, in 2000 we opened a new mill in the state of Veracruz dedicated exclusively to producing feed. We estimate that our feed business comprises approximately 4.7% of the market share of the commercial (non-integrated) feed business.

Swine and Other

     We purchase breeder swine live from the United States and breed them at facilities in Navojoa. We then raise swine to maturity at our farms in Celaya and three other locations in Mexico. Mature swine is sold on the hoof to Mexican swine meat packers for the production of pork products. In 2002, the price of swine decreased in Mexico mainly due to increased imports from the United States and the economic slowdown of the Mexican economy. Traditionally, Mexicans consume less swine and swine products than chicken and other meats. We do not currently intend to make material investments in this line of business.

Raw Materials

     We purchase our breeding stock for broilers and layers from high-quality suppliers. All of our breeder swine currently come from one supplier, but we have changed suppliers from time to time and have numerous alternative sources of supply.

     The largest single component of our cost of sales is the cost of ingredients used in the preparation of feed including, principally, sorghum, soy meal, corn, fish meal, meat meal and, for certain chicken products, marigold extract. The price of these ingredients is subject to significant volatility resulting from weather, the size of harvests, transportation and storage costs, governmental agricultural policies, currency exchange rates and other factors. To reduce the potential adverse effect of grain price fluctuations, we vary the composition of our feed to take advantage of current market prices for the various types of ingredients used.

     Beginning in 1992, the Mexican government lifted various procedural restrictions on importing grains, and it is currently eliminating price supports in favor of direct subsidies for domestic farmers. Under the North American Free Trade Agreement (NAFTA), the government eliminated the tariff on sorghum effective January 1, 1994, and eliminated tariffs on all other grains that we use except corn on January 1, 2003. Corn tariffs will be eliminated by 2008. We expect these developments to have a positive effect on our cost of production as the cost of our ingredients more closely track prices in the international commodity markets.

     At present, we take advantage of lower cost feed ingredients from Mexican sources, when available. In 2002, we obtained approximately 30.1% of our total grain needs from the domestic market. We believe that the quality of local feed ingredients, particularly sorghum, is superior to that of imported feed ingredients. In addition, the use of local feed ingredients allows us to save on transportation costs and import duties. However, in southern Mexico where Grupo Campi's complexes are located, domestic crops and feed ingredients are not available. As such, these complexes use mainly imported grain.

     Currently, we do not engage in hedging against grain price fluctuations. We may, from time to time, engage in hedging of our feed costs in the future.

Competition

Chicken

     Although we are Mexico's largest chicken producer, we face significant competition from other producers in all of the markets in which we sell our products. When combined with our two largest vertically integrated competitors, we account for about 52.0% of total Mexican poultry production; the balance is distributed among approximately two hundred small and medium-sized integrated and non-integrated producers. Mexico's two other major chicken producers are Pilgrim's Pride de Mexico, S.A. de C.V., a subsidiary of the U.S. chicken producer Pilgrim's Pride Corporation; and Trasgo, S.A. de C.V., which since April 1994 has been controlled by the U.S. chicken producer Tyson Foods, Inc. The major producers, including Bachoco, have substantial cost advantages over smaller, non-integrated producers arising from economies of scale and control of feed preparation. To varying degrees, each of these companies has substantial financial resources and strengths in particular product lines and regions. We believe, however, that we have substantial competitive strengths over our competitors, including a broader range of chicken products and broader geographic coverage.

     Furthermore, there are considerable barriers to entry into large-scale chicken production and distribution in Mexico, including, among others, the consumer preference for fresh chicken, the weaknesses of transportation infrastructure and varying regional consumer preferences among the various product categories. The channels for distribution of chicken products, in particular, are highly specialized and varied, and they call for in-depth experience in market practices.

     Nonetheless, we expect that we will continue to face strong competition in every market and that existing or new competitors are likely to broaden their product lines and to extend their geographic coverage.

     Poultry producers in the United States have developed low-cost production techniques and have been successful in exporting primarily frozen and further-processed poultry to other countries, especially in periods of overcapacity in the United States. As tariff barriers have declined under NAFTA, we have experienced increased competition from U.S. poultry producers. According to UNA, in 2002, imports of chicken, turkey and other poultry decreased by 1.2% in volume over imports in 2001. This small decrease, which followed a period of strong growth in imports, was caused in part by short-term effects like temporary bans of imports by sanitary and health authorities, and is expected to be reversed in future periods. Mechanically de-boned poultry accounted for approximately 46.1% of the imports.

     We expect that competition from U.S. exporters will continue to increase. However, Mexican consumer acceptance of frozen or frozen further-processed poultry products is low, and we do not anticipate that it will grow significantly in the near future or that fresh chicken can be distributed throughout Mexico from processing facilities in the United States in a cost-effective fashion.

Eggs

     We are the largest producer of eggs in Mexico, with approximately 8.0% of total Mexican egg production at the end of 2002. According to UNA, the second largest producer accounted for approximately 7.9% of total Mexican egg production, and the top nine producers together accounted for approximately 35.0% of total Mexican egg production, with the balance distributed among hundreds of smaller producers.

Feed

     Of the 360 registered producers of feed in Mexico, 240 are classified as integrated and 120 as commercial producers. Integrated firms produce approximately 65.5% of total production for their internal use, and the remaining 34.5% is produced for sale to third parties. We estimate a market share of approximately 5.0% in our feed product line.

Swine

     The Mexican swine industry is highly fragmented, and no producer has more than 2.5% of the market. On December 31, 2002, we had less than 1.0% of the Mexican market share in swine. U.S. producers already compete in this market in Mexico because tariff barriers are moderate.

Mexican Regulation

Mexican Import Regulation and Price Controls

     NAFTA became effective on January 1, 1994. Prior to NAFTA, the Mexican poultry and egg markets were protected from foreign imports by a licensing and quota system. Under NAFTA, Mexico implemented a transitional tariff rate quota system for imports of poultry, eggs and swine from the United States. U.S. exports to Mexico were duty-free up to the quota amount and were subject to an ad valorem tax on all imports above that amount. As required by NAFTA, the Mexican government eliminated all permanent quotas and tariffs on poultry, eggs and swine in January 2003. With certain specific exceptions described below, there are now no quotas or tariffs on imports of poultry, eggs and swine from the U.S. We expect the elimination of these trade protections to stabilize the level of imports over time and to permit improved private control over imports, which may result in increased competition from importers.

     The pre-2003 scheme of quotas and tariffs, which has now been eliminated

     -- The quota for chicken was 120.3 thousand tonnes, which represents 5.7% of national consumption. Above the quota, imports were taxed ad valorem at 49.4%.

     -- Within the chicken quota, there were sub-quotas for whole chicken (16.6 thousand tonnes), poultry parts (31.6 thousand tonnes), whole turkeys, turkey parts, and de-boned chicken. Imports above the quota were also taxed at 49.4%. There was no quota amount for further-processed chicken; all imports were taxed at 49.4%.

     -- The quota for eggs was 8.2 thousand tonnes, which is less than 1% of national consumption. Imports above the amount were taxed at 9.5% ad valorem.

     -- Imports of swine were subject to a quota of 80.3 thousand tonnes of fresh, frozen, and chilled meat, but were also taxed 2% on amounts below the quota (this tax was 4% in 2001). Amounts above the quota were taxed at 10% in 2002.

     Tariffs that remain after January 2003

     The Mexican government has put in place a number of short-term tariffs and import limits on poultry, eggs and swine:

     -- In January 2003, the Mexican government announced a temporary safeguard to stabilize the flow of poultry imports, which included a 98.8% tariff on imports of chicken leg quarters. This temporary import limit should either be confirmed or canceled later in 2003. All other chicken products from the United States, including whole chicken, chicken parts other than leg quarters and eggs remain tariff-free.

     -- In the second half of 2002, Mexico imposed a ban on chicken and egg products from California, Arizona and certain other parts of the United States as a result of disease problems in those areas.

     -- In October 1999, Mexico imposed an anti-dumping compensatory duty of U.S.$ 0.351 per kilogram (48% ad valorem) on swine and pork imports, in addition to the import tariff. The Mexican government announced the elimination of this duty on May 23, 2003.

     In addition to NAFTA, Mexico has entered into free trade agreements with several other countries including Chile, Europe, Colombia and Venezuela. Although such agreements may result in lower tariffs on our own products, we believe that imports from such countries will not increase substantially in the future due to high transportation and distribution costs.

Antitrust Regulations

     The Mexican Economic Competition Law (Ley Federal de Competencia Economica), which took effect on June 22, 1993, regulates monopolies and monopolistic practices. Under this law, all companies (including Bachoco) are required to notify the Federal Competition Commission (Comision Federal de Competencia) of all proposed transactions exceeding specified threshold amounts as set forth in the Mexican Economic Competition Law. The Federal Competition Commission can impose conditions on, and prevent or unwind any such transactions by Mexican companies. We have complied with all requirements under this law.

Environmental and Sanitary Regulation

     Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The principal laws are the General Law of Ecological Balance and Environmental Protection (Ley General de Equilibrio Ecologico y Proteccion Ambiental) (the "Environmental Law") and the Law of National Waters (Ley de Aguas Nacionales). The Ministry of Environment and Natural Resources (Secretaria del Medio Ambiente y Recursos Naturales or "Semarnat"), administers the Environmental Law, and the National Water Commission (Comision Nacional del Agua) administers the Law of National Waters.

     The Environmental Law regulates water pollution, air pollution, noise control and hazardous substances. Semarnat can bring administrative and criminal proceedings against companies that violate environmental laws, and after certain administrative procedures, it also has the power to close non-complying facilities. Every company in Mexico is required to provide Semarnat with periodic reports regarding compliance with the Environmental Law and the regulations thereunder.

     The level of environmental regulation in Mexico has increased in recent years, and enforcement of the law is improving. We expect this trend to continue and to intensify with international agreements between Mexico and the United States.

     In particular, Mexican environmental laws set forth standards for water discharge that are applicable to poultry processing operations. Our processing plants have water treatment facilities that comply with Mexican environmental standards. We are implementing other investment projects in anticipation of stricter environmental requirements in the future. We do not expect that compliance with those Mexican environmental laws or Mexican state environmental laws will have a material effect on our financial condition or performance.

     The production, distribution and sale of chicken, eggs and swine are subject to Mexican federal and state sanitary regulations. The principal legislation is the General Health Law (Ley General de Salud) and the Federal Animal Health Law (Ley Federal de Sanidad Animal). The Federal Animal Health Law was enacted in 1993, and, since then, we have been working closely with Mexican Government to develop regulatory standards and inspection methods for chicken processing. Currently, Mexican authorities do not monitor production or inspect products to the same degree as sanitary authorities in other countries, such as the USDA in the United States. However, we believe that we are in compliance with all applicable sanitary regulations.

Organizational Structure

     We are a holding company with no operations other than holding the stock of our subsidiaries and engaging in transactions with our subsidiaries. Our principal operating subsidiary is BSACV, which owns our principal operating assets, and which accounted for 95.3% of consolidated total assets at December 31, 2002, and 93.0% of consolidated revenues for the year ended December 31, 2002.

The following table shows our main subsidiaries as of December 31, 2000, 2001 and 2002:

                                                                            Percentage equity interest
                                                                         -------------------------------
                                                                          2000        2001         2002
                                                                         -------------------------------
Bachoco, S.A. de C.V. ("BSACV")                                            100%        100%         100%
Operadora de Servicios de Personal, S.A. de C.V.                           100         100          100
Servicios de Personal Administrativo, S.A. de C.V.                         100         100          100
SECBA, S.A. de C.V.                                                        100         100            0
SEPETEC, S. A. de C.V.                                                     100         100          100
Acuicola Bachoco, S.A. de C.V.                                             100         100          100
Huevo y Derivados, S.A. de C.V.                                             97          97           97
Pecuarius Laboratorios, S.A. de C.V.                                        64          64           64
Aviser, S.A. de C.V.                                                       100         100          100
Campi Comercial S.A. de C.V.                                               100         100          100


     In April 2002, we sold our subsidiary, Secba, S.A. de C.V., for Ps.5.1 million to a related party, generating a gain of Ps.0.7 million. Secba, S.A. de C.V., however, continues to render administrative services to us. The effects of the spin-off of this subsidiary are immaterial to our business operations.

     Shares of the consolidated operating subsidiaries that are not owned by Bachoco represent immaterial ownership interests of local farmers.

Property, Plants and Equipment

     Our production and storage facilities are located throughout the regions we serve in order to ensure freshness and minimize transportation time and costs. The most extensive facilities are grouped in seven complexes that include farms and processing plants. The largest of our complexes is in Celaya, where we have broiler grow-out farms, a broiler processing plant and egg production farms. The complex at Culiacan includes broiler grow-out farms and a broiler processing plant, as do the complexes located in Puebla, Lagos de Moreno, Coatzacoalcos and Merida. There are smaller egg production farms at Los Mochis, Ciudad Obregon and Mexicali. As a result of the acquisitions made in the second half of 2001, a new complex was formed in Gomez Palacio, Durango (in La Laguna Region). The complex consists of broiler grow-out farms, a broiler processing plant and egg production farms representing more than half of our total egg production capacity.

     The Company also announced that the repair of its Peninsula Complex is on schedule and it hopes to reach the capacity it had before the damage caused by Hurricane Isidore at the end of 2003. The Company will increase its capacity at the complex by an additional 100% to produce up to 750,000 chicks per week by the end of this year.

     The Company will immediately begin to expand its processing plant located in Merida Yucatan to be able to process the new production levels.

     The following table summarizes the types and number of each type of our production facilities:

                          Bachoco Production Facilities

                                                                                              Number
          Type                                                                                ------
          Chicken breeding farms........................................................        165
          Broiler grow-out farms........................................................        437
          Broiler processing plants.....................................................          7
          Egg incubation plants.........................................................         17
          Egg production farms..........................................................         96
          Swine breeding farms..........................................................          1
          Swine grow-out farms..........................................................         10
          Feed plants...................................................................         15

     On September 22nd, Hurricane Isidore hit the Yucatan Peninsula and affected approximately 60% of our chicken growing farms in the region. The remainder of our facilities, such as the poultry processing plant, feed mills, breeder farms and incubator plants suffered minor damages.

     The chicken growing farms in this region represent approximately 7% of our total capacity in our chicken business. We were able to divert products from other facilities to maintain a level of service to our customers in this region.

     We expect to complete reconstruction on the last of the farms at the end of 2003, at which point the entire Peninsula complex will resume its original production levels.

     We currently operate 15 feed plants for our own chickens, feed sales to third parties and egg and swine operations. The total production capacity of our feed plants is approximately 290,000 tonnes per month. We estimate that we are the largest producer of animal feed in Mexico.

     Our other facilities include two poultry manure-processing plants, two experimental farms where Bachoco conducts limited research and development activities, and facilities for the production of animal vaccines and medicines, some of which are sold to third parties. Our headquarters are located in Celaya, and we have 60 sales centers throughout the regions we serve. While we own most of our facilities, we lease a limited number of farms and sales centers. We also employ a network of contract growers.

     Our fleet of trucks carries feed from feed mills to farms, live chicken from farms to processing plants, day-old chickens from egg incubation plants to farms, eggs from farms to distribution centers and, ultimately, products from distribution centers to customers.

ITEM 5. Operating and Financial Review and Prospects.

     The following discussion should be read in conjunction with our Consolidated Financial Statements. The Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 17 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of total stockholders' equity, net income and operating income, and a condensed statement of cash flows under U.S. GAAP as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002.

     In accordance with Mexican GAAP rules on price-level restatement of financial statements, the financial statements included with this disclosure recognize certain effects of inflation. In addition, the financial statements and, unless otherwise specified, the other financial data included herein are restated in constant pesos as of December 31, 2002. The effects of price-level restatement in accordance with Mexican GAAP have not been reversed in the reconciliation to U.S. GAAP.

General

     In the following discussion we describe various trends and how they affected our results of operations for the years ended December 31, 2000, 2001 and 2002.

Mexican Economic Conditions

     In 2000, according to statistics from Banco de Mexico and the Secretaria de Hacienda y Credito Publico (the "Ministry of Finance"), Mexico's gross domestic product grew 6.9%. Interest rates on 28-day Cetes decreased to an average of 15.2%, inflation decreased to a rate of 9.0% and the peso appreciated against the U.S. dollar by approximately 1.4%. During 2001, the Mexican economy was affected by a global economic slowdown, and in particular by the downturn in the United States economy in the aftermath of the terrorist attacks on September 11, 2001. As a result, in 2001, gross domestic product in Mexico fell by 0.3%. Interest rates on 28-day Cetes decreased to an average of 11.3% (6.3% in the last month of the year), inflation decreased to a rate of 4.4% and the peso appreciated against the U.S. dollar by 5.0%.

     During 2002, the Mexican economy continued to be sluggish due to the effects on Mexico of the continuing slowdown in the United States economy. Mexican gross domestic product increased 0.9% in 2002. Financial markets in Mexico remained relatively stable most of the year, experiencing an increase in volatility in the last quarter. Interest rates on 28-day Cetes in 2002 decreased to an average of 7.3%, inflation increased to a rate of 5.7% and the peso depreciated against the U.S. dollar by 12.2%. Most of the peso depreciation occurred at the end of the year.

     In addition to the effects that the state of the Mexican economy has on our business and results of operations, Mexican political events may significantly affect our operations and the performance of Mexican securities generally. See
Item 3. "Key Information - Risk Factors". A downturn in Mexico's economic conditions, civil unrest or other adverse social, political or economic developments in or affecting Mexico could adversely affect our business, results of operations, financial condition, ability to obtain financing and prospects.

     The Mexican economy and financial and securities markets are, to varying degrees, influenced by economic conditions in other countries. Economic or financial conditions in one country or region may undermine investors' confidence in other countries, such as Mexico, and decrease the attractiveness of securities investments in such countries. See Item 3. "Key Information - Risk Factors".

Effects of Economic Conditions on the Company

     Mexican economic conditions have had a strong impact on Mexico's chicken market. Feed costs constitute a substantial portion of the cost of goods sold and are priced with reference to U.S. dollars. In 2000, average producer prices increased by 9.8% in real terms as a result of a supply shortage in the first part of the year, even though the worldwide costs of feed ingredients declined and domestic supply increased by 8.5% for the entire year. In 2001, average producer prices decreased 13.8% due to a decline in the worldwide cost of feed ingredients, and a 6.7% increase in domestic supply and oversupply conditions. In 2002, average producer prices increased slightly by 2.5% as a result of a global increase in the cost of feed ingredients at the end of the year, partially offset by a slowing economy.

     We have liabilities denominated in U.S. dollars. On December 31, 2002, 11.5% of our outstanding indebtedness of Ps.241.0 million was denominated in U.S. dollars, as compared to 11.5% on December 31, 2001. Our assets are primarily denominated in pesos. Due to our U.S. dollar denominated liabilities, we sustain foreign exchange losses when the peso devalues against the U.S. dollar. In 2002, we had foreign exchange gains of Ps.41.5 million due to fluctuations of the peso against the U.S. dollar, as compared to a foreign exchange gain of Ps.13.5 million in 2001 and a foreign exchange loss of Ps.3.9 million in 2000.

     Any erosion of the purchasing power of Mexican consumers may adversely affect demand for our products and, as a result, our net sales and profitability. Inflation and changing prices affect our ability to raise prices as well as consumer demand, supplier prices and other costs and expenses, consumer purchasing power and competitive factors, all of which in turn affect our net sales and operating results. Peso devaluations and high inflation levels could further adversely affect our operations and financial position.

Increasing Volume of Chicken Sold

     The volume of our chicken sold increased over the previous year by 44.6% in 2000, 10.2% in 2001 and 0.5% in 2002. The increase in 2000 resulted primarily from production increases after the acquisition of Grupo Campi. The increase in 2001 resulted from increased production due to a lease of assets and a contract grower agreement with Avicola Cotaxtla, the acquisition of most of the assets of Avicola Simon Bolivar in the second half of 2001, as well as improved efficiency at our other production complexes. The increase in the volume of chicken sold in 2002 was mainly due to productivity improvements made in our production facilities. Such increase, however, was partially offset by the negative effects of Hurricane Isidore that temporarily shut down production and resulted in damages and loss of product at our Peninsula Complex during the last four months of the year. Industry growth was strong last year and is expected to continue in 2003. We expect to participate more than proportionately in that growth, increasing our sales volume and market share as a result of further improvements in the production process, and capitalizing on continued consolidation in the industry.

Trends in Product Prices

     Our results of operations are significantly affected by the cyclical and volatile nature of Mexican prices for chicken, feed, eggs and swine. The price of our chicken declined by 0.7% in 2000, due to a change in our product mix resulting from the merger with Grupo Campi (more live chicken was sold, which commands a lower price). During 2001, the price decreased by 10.5% as a result of a further decline in the price of our main raw materials and oversupply conditions in the chicken market throughout most of the year. During 2002, our chicken prices decreased 0.8% due to the downturn in demand in our sales regions provoked by a slowing economy, stable cost of feed ingredients throughout most of the year and continued changes in our product mix.

     Prices for feed tend to follow trends in prices of feed ingredients, which we discuss below.

     The price of eggs declined over the last three years. In 2000, our egg prices declined slightly in real terms by 1.1%, due to oversupply conditions in the domestic market. Egg prices declined in 2001 by 0.4% following the decline in the price of feed ingredients and in 2002 our egg prices continued to decline by 17.1%, due to heavy oversupply conditions in the domestic egg market.

     The price of swine increased in 2000 as a result of reduced import competition from the United States. In 2001, however, the price of swine decreased by 6.1%, due to both a decrease in the cost of feed ingredients and an increase in imports from the United States. During 2002, our swine prices decreased by 21.3% as a result of oversupply in the swine market due mostly to increased import competition from the United States.

     We believe that, among other factors, industry price competition may continue to exert downward pressure on real chicken prices, and that prices for chicken, feed, eggs and swine are also likely to remain volatile and subject to cyclical variation. Due to the time frame needed to complete the chicken growth cycle, chicken producers generally cannot adjust production to respond immediately to cyclical variations, and, accordingly, in times of oversupply, prices may decline due to overproduction.

Trends in Prices of Feed Ingredients

     The single largest component of our cost of sales is the cost of ingredients used to prepare feed, including sorghum, soymeal, corn, fishmeal, meatmeal and, for certain chicken products, marigold extract. The prices of these feed ingredients are subject to significant volatility due to a number of variables, including, among other factors, weather, harvest size, transportation and storage costs, government agricultural policies and currency exchange rates. The price at which we may obtain feed ingredients from Mexican producers relative to U.S. producers is also subject to volatility depending on these variables.

     At present, Mexican feed prices tend to parallel U.S. and international prices. From 1996 through 1999, we increased the percentage of feed ingredients that we obtained from Mexican producers. In 2000, however, this trend reversed with the acquisition of Grupo Campi because the Grupo Campi complexes are located in regions with low corn production, and consequently they must look to international markets for most of their supply of feed ingredients. The percentage of feed ingredients that we purchased from Mexican producers in 2001 remained approximately at the same level as in 2000. In 2001, approximately 40% of grain, our main feed ingredient, came from local markets. In 2002, the percentage of feed purchased from local markets fell to 36%, with the remaining feed ingredients imported primarily from the United States.

     In recent years, reductions in tariffs under NAFTA have favorably affected our costs of importing feed ingredients. Our cost of feed rose in 2002 compared to 2001, but we expect our cost of feed to follow a worldwide downward trend over the long term.

Acquisitions & Dispositions

     Our operations have been affected during the periods we discuss herein, by a series of acquisitions and production arrangements that we have made in recent years.

     -- In December 1999, we acquired Grupo Campi, the fourth largest chicken producer in Mexico and an important producer of feed.

     -- In February 2001, we entered into an agreement consisting of a lease of assets and a contract grower agreement with Avicola Cotaxtla, a large producer of broiler chicken.

     -- In the second half of 2001, we acquired two significant egg and chicken producers. These producers are Avicola Nochistongo, one of the 10 largest egg producers in Mexico operating within the Laguna region, and Avicola Simon Bolivar, one of the 15 largest egg producers and a producer of chicken.

     During 2002, such acquisitions and production agreements contributed to the expansion and consolidation of our leadership position in the egg and chicken industries in Mexico. Through these acquisitions, we expanded our distribution network throughout almost the entire country and increased our market presence in both La Laguna and the northeastern regions of Mexico. We financed these acquisitions through our own working capital resources.

     As a result of these acquisitions and production agreements, our results of operations in 2001 and 2002 reflect increasing volumes of chicken and egg sales and increased cost of sales due to higher volumes and changes in product mix. The integration of these operations and the changes in product mix has also resulted in an increase in selling, general and administrative expenses over all periods.

     In April 2002, Secba, S.A. de C.V., a subsidiary of Industrias Bachoco, S.A. de C.V., was sold for Ps.5.1 million to a related party generating a gain of Ps.0.7 million, which is included in the Consolidated Financial statements under the heading "Other income". We do not believe that this item materially effects our financial statements or their comparability with previous years' statements.

Seasonality

     Our sales are moderately seasonal, with the highest levels of sales in the second and fourth quarter due to higher chicken consumption during the holiday season and lower sales levels earlier in the year during Lent (particularly in the week prior to Easter).

Summary of Results of Operations

     The following table sets forth, for each of the periods indicated, selected components of our results of operations as a percentage of net sales for each such period.

                                                                                     Year Ended December 31,
                                                                             -----------------------------------
                                                                              2000           2001          2002
                                                                             ------         ------        ------
                                                                                  (percentage of net sales)
         Net sales...................................................         100%           100%          100%
         Cost of sales...............................................        (71.4)         (73.2)        (74.2)
         Gross profit................................................         28.6           26.8          25.8
         Operating income............................................         16.3           13.4          12.0
         Comprehensive financing (cost) income.......................          1.5            1.1           0.1
         Income tax, asset tax and employee profit sharing...........         (4.3)          (3.3)          1.8
         Net income..................................................         13.3%          11.2%         14.4%

     The following table sets forth, for each of the periods indicated, our net sales of chicken, eggs, swine and other products as a percentage of total net sales in each period.

                                                                                   Year Ended December 31,
                                                                             -----------------------------------
                                                                              2000           2001          2002
                                                                             ------         ------        ------
                                                                                  (percentage of net sales)
         Chicken ....................................................         84.1%          82.4%         81.0%
         Feed .......................................................          7.2            7.5%         6.9%
         Eggs........................................................          6.2            7.5%         9.4%
         Swine.......................................................          1.3            1.2%         0.9%
         Other products..............................................          1.3            1.4%         1.8%
                                                                             ------         ------        ------
              Total..................................................        100.0%          100%          100%
                                                                             ======         ======        ======

Results of Operations for the Years Ended December 31, 2001 and 2002

General

     In 2002, Mexico's economy was affected mainly by a global economic slowdown, particularly because of its trade relationship with the United States, which continued to experience an economic slowdown. As such, the Mexican gross domestic product grew only slightly by 0.9%. From December 31, 2001 to December 31, 2002, Mexico's inflation rate reached 5.7% and the peso-U.S. dollar exchange rate depreciated 12.2%. This depreciation occurred primarily in the second part of the year.

     According to Union Nacional de Avicultores (UNA), the sales volume of the Mexican chicken industry grew approximately 5.9% in 2002, while the egg industry grew approximately 1.6%. Such growth contributed to oversupply conditions in the egg market for most of the year, leading to a steep reduction in prices.

     The chicken industry benefited from the low costs and price stability of principal feed ingredients during the first part of the year. This situation changed at the end of 2002, with the cost of feed ingredients increasing in line with the general trend of increases in feed cost worldwide.

     During 2002, we continued to grow in terms of sales and sales volume. Our operating margin, however, decreased to 12.0% as a result of sluggish economic conditions and oversupply in some of our product lines.

Net sales

     In 2002, consolidated net sales were Ps.10,357.9 million, representing an increase of 1.5% in constant pesos over the consolidated net sales of Ps.10,202.3 million in 2001. This increase was mainly due to an increase in egg sales of Ps.210.8 million or 27.5%, which was partially offset by decreases in feed and swine sales. Our chicken sales remained at nearly the same level as in 2001.

     The increase in egg sales resulted from a 53.8% increase in the volume of egg sales, which was partially offset by a steep reduction in prices. The large volume increase reflects the integration of Avicola Simon Bolivar and Avicola Nochistongo (both of which have substantial egg production operations), which we acquired during the second half of 2001, and productivity improvements at our other operations.

     Our chicken sales decreased only slightly by 0.3% or Ps.23.7 million. The decrease in sales resulted from a slight decline in our chicken prices. The price decline was partially offset by an increase of 0.5% in the volume chicken sales, in spite of the effects of Hurricane Isidore on our Peninsula Complex, which damaged production facilities and resulted in a loss of chicken supply.

     Our feed sales decreased by 7.5% or Ps.57.7 million, mainly due to a reduction of 6.2% of the volume of feed sold. The remaining difference was due to an increase of 9.8% or Ps.26.2 million in swine and other lines.

Cost of sales

     The consolidated cost of sales in 2002 was Ps.7,683.5 million, representing an increase over 2001 of Ps.215.6 million, or 2.9%. The rise in cost of sales resulted primarily from higher volumes of eggs sold, which led to an increase of Ps.284.1 million in the cost of sales of eggs. This was partially offset by reductions of Ps.85.4 million in cost of sales of chicken and Ps.25.6 million in the cost of sales of feed.

     In addition to the higher volume of eggs sold, the increase in cost of sales was also due to higher per-unit cost of sales of feed. The increase was partially offset by a reduction in the per-unit costs of chicken, eggs and swine.

Gross profit

     Gross profit decreased by 2.2% from Ps.2,734.4 million in 2001 to Ps.2,674.4 million in 2002. As a percentage of net sales, gross profit decreased from 26.8% in 2001 to 25.8% in 2002. The decrease in our gross profit and profit margins resulted mainly from price declines in eggs and swine and a lower gross margin in feed. The increase in the volume of egg sales and a higher gross margin in chicken did not fully offset the price declines in eggs, swine and feed.

Selling, general and administrative expenses

     Sales and administrative expenses in 2002 amounted to Ps.1,432.4 million, representing a Ps.62.5 million increase (or 4.6%) over 2001. The higher expenses were principally due to the integration of acquisitions and production arrangements, made in 2001, which resulted in higher sales volumes, changes in the mix of product lines toward product lines requiring greater administrative resources, such as sales to supermarkets, and the expansion of our distribution network. These integration efforts and changes in product lines required additional sales and administrative resources. As a percentage of net sales, selling, general and administrative expenses increased to 13.8% in 2002, compared to 13.4% in 2001.

Operating income

     Consolidated operating income in 2002 decreased year-over-year by Ps.122.5 million to Ps.1,242.0 million, as a result of the decrease in gross operating margin and higher sales and administrative expenses. As a percentage of net sales, operating margin decreased from 13.4% in 2001 to 12.0% in 2002.

Comprehensive financing (cost) income

     Comprehensive financing (cost) income represents the net effect of interest expense, interest income, foreign exchange gain (loss) and gain (loss) on net monetary position, which arises from the effect of inflation on the average net balance of monetary assets and liabilities. Comprehensive financing income showed a gain of Ps.14.3 million in 2002, decreasing by Ps.102.5 million from 2001. The decrease was due to a reduction in the results of our net monetary position, which was partially offset by an increase in foreign exchange gain.

Other income (expense), net

     Other income (expense) in both 2001 and 2002 was attributable to sales of by-products, used equipment and miscellaneous services. It represented net income of Ps.40.4 million in 2002 as compared to net expenses of Ps.6.6 million in 2001.

Income before provision for income tax, asset tax, employee profit sharing and minority interest

     Income decreased by 11.1% from Ps.1,474.7 million in 2001 to Ps.1,296.8 million in 2002, due to the declines in both operating income and comprehensive financing income.

Results of Operations for the Years Ended December 31, 2000 and 2001

Acquisitions

     In the second half of 2001 Bachoco acquired most of the assets of two companies: Avicola Nochistongo, one of the 10 largest egg producers in Mexico with operations in the Laguna region, and Avicola Simon Bolivar, one of the 15 largest egg producers and a producer of chicken. The acquisitions expanded and consolidated our leadership position in the egg industry in Mexico. In addition, with these acquisitions we further accomplished our strategy of expanding our geographic coverage, increasing our market presence in the La Laguna and Northeastern regions of Mexico and expanding our distribution network, enabling us to achieve distribution coverage of almost the entire country. We financed these acquisitions through our own working capital resources.

Net sales

     In 2001, consolidated net sales were Ps.10,202.3 million, representing an increase of 0.6% in constant pesos over the consolidated net sales of Ps.10,140.3 million for 2000. This increase was mainly due to the increase in the egg line by Ps.137.7 million and feed by Ps. 44.0 million. Net sales were partially offset by decreases of Ps.126.6 million in chicken sales and Ps.8.2 million in pork sales.

     The decline in chicken sales was due to a significant decline in prices as a result of oversupply conditions in the chicken market. This decline was partially offset by a 10.2% increase in the volume of chicken sales resulting from production agreements with Avicola Cotaxtla, the acquisition of Avicola Simon Bolivar at the end of the year, and improvements in the productivity of our current chicken-growing operations.

     The increase in egg sales was due to a 22.4% increase in the volume of egg sales, which was slightly offset by a 0.4% reduction in prices. The volume increase in egg sales reflects the acquisitions of most of the assets of Avicola Simon Bolivar and of Avicola Nochistongo (both of which have substantial egg production operations) made during the second half of 2001 and productivity improvements at the other operations.

     Sales of feed increased 6.1%, compared to the previous year, as a result of the 14.6% increase in sales volume, which was slightly offset by the 7.5 % decrease in the prices of raw materials.

     The decrease in sales revenues for pork was mainly the result of a 6.1% decrease in price.

Cost of sales

     The consolidated cost of sales in 2001 was Ps.7,467.9 million, representing an increase over 2000 of Ps.223.8 million, or 3.1% . Costs increased over various product lines:

     --   Ps.89.6 million increase in the cost of sales of chicken;

     --   Ps.74.3 million increase in the cost of sales of eggs; and

     --   Ps.35.4 million increase in the cost of sales of feed.

     The increased cost of sales in 2001 resulted from higher sales volumes of chicken, eggs and feed, which were partially offset by per-unit cost decreases in the same three lines.

Gross profit

     Gross profit decreased by 5.6%, from Ps.2,896.2 million in 2000 to Ps.2,734.4 million in 2001, principally due to reduced chicken, egg, pork and feed prices. Such price reductions were partially offset by the decrease in per unit costs. As a percentage of net sales, gross profit decreased to 26.8% in 2001 from 28.6% during 2000, as the decline in per-unit cost of producing chicken, eggs and feed did not fully compensate for the reduction in per-unit price of those products.

Selling, general and administrative expenses

     Sales and administrative expenses amounted to Ps.1,369.9 million in 2001, representing a Ps.127.9 million increase (or 10.3%) over 2000. The higher expenses were principally due to higher volumes as well as expanded marketing, advertising and administrative expenses resulting from the newly acquired operations. As a percentage of net sales, these expenses increased to 13.4% in 2001, compared to 12.2% in 2000. (The increase in expenses reflects an increase in yearly costs rather than one-time expenses associated with the acquisitions.) This increase is due in part to the decrease in unit prices, since the per-unit operation cost was lower.

Operating income

     Consolidated operating income for 2001 decreased year-over-year by Ps.289.7 million to Ps. 1,364.5 million, as a result of the decrease in gross operating margins. As a percentage of net sales, operating margin decreased from 16.3% in 2000 to 13.4% in 2001 as a result of the reduced gross margin and the increase in operating costs as a percentage of sales.

Comprehensive financing (cost) income

     Comprehensive financing (cost) income represents the net effect of interest expense, interest income, foreign exchange gain (loss) and gain (loss) on net monetary position, which arises from the effect of inflation on the average net balance of monetary assets and liabilities. Comprehensive financing income showed a gain of Ps.116.8 million in 2001, representing a decrease of Ps.32.8 million from 2000. The decrease resulted from lower gain in our net monetary position due to lower inflation rates.

Other income (expense), net

     Other income (expense) in both 2000 and 2001 was attributable to sales of by-products, used equipment and miscellaneous services. It represented net expenses of Ps.17.6 million in 2000 and net expenses of Ps.6.6 million in 2001. This difference in net expenses reflects the fact that income from by-products was higher in 2001 than in 2000.

Income before provision for income tax, asset tax, employee profit sharing and minority interest

     Income decreased by 17.4 % from Ps.1,786.3 million in 2000 to Ps.1,474.7 million in 2001, due to the declines in operating income and in comprehensive financing income.

Income Tax, Asset Tax and Employee Profit Sharing

     We and each of our subsidiaries file individual tax returns and may be subject to different tax regimes. Until December 31, 2001, Bachoco, S.A. de C.V. ("BSACV"), our principal operating subsidiary was subject to corporate income tax under the provisions of the simplified statutory regime (the "Simplified Regime"), which was applicable to a company engaged in agriculture and certain other activities that derives no more than 10% of its net sales from unrelated activities or from the production of "processed" products, as defined in the statutory regime.

     On January 1, 2002, a new income tax law came into effect that substantially modifies the procedure for determining taxable income under the simplified regime (the "New Simplified Regime"). Instead of charging income tax solely based on certain types of transactions, such as dividend payments or loans, the New Simplified Regime determines taxable income based on revenues collected net of deductible expenses paid. This new tax base does not allow for the deduction of the value of fixed assets as of December 31, 2001 or of inventories existing as of December 31, 2001.

     The New Simplified Regime taxes corporate income at a rate of 35% for 2002, with a gradual yearly decrease of one percent, until the tax rate is reduced to 32% in 2005; however, companies subject to the New Simplified Regime also receive a 50% reduction on the above corporate rate. In order to transition to the New Simplified Regime, companies paying taxes under the old regime had to determine either the total amount of earnings of fiscal years prior to January 1, 2002 on which taxes need to be paid or the available tax loss carryforward. As a result of this requirement, our subsidiary BSACV carried forward a tax loss of Ps.2,938.6 million, as of January 1, 2002.

     In addition to income tax, we, along with our subsidiaries, are also subject to an alternative minimum tax known as an asset tax, which is assessed on the average value of most assets, net of certain liabilities. The general asset tax rate is 1.8%; BSACV is subject to a 0.9% rate pursuant to the New Simplified Regime (unchanged from the Simplified Regime). We benefit from special rules that exclude a number of assets from the asset tax and from tax incentives in connection with certain of our investments. We (together with our subsidiaries) were subject to asset tax as of December 31, 2002 in the amount of Ps.13.0 million. We were able to set off certain investment tax credits against this amount and paid a net amount in asset taxes of Ps.3.2 million.

     Both our subsidiaries and we are required to pay asset tax if the amount of asset tax exceeds the computed income tax liability. Asset tax can be credited against income tax in subsequent years (up to ten years). As of December 31, 2002, we had, at nominal value, Ps 4.6 million in asset tax credits.

     In 2002, BSACV recognized an income tax and asset tax credit of Ps.185.2 million, compared with income and asset tax expenses of Ps.330.7 million in 2001. The tax credit was due mainly to a gain of Ps.235.0 million of deferred income tax, as a result of the tax loss carry forward due to the change to the New Simplified Regime.

     Neither BSACV nor we have employees, but each of our other subsidiaries is required under Mexican law to pay employees, in addition to their compensation and benefits, profit sharing in an aggregate amount equal to 10% of such subsidiary's taxable income subject to certain adjustments.

     Starting in January 2000, Bulletin D-4 under Mexican GAAP required us to recognize deferred taxes. The initial effect of Bulletin D-4 was a decrease in stockholders' equity and the recognition of a liability of Ps 1,159.6 million at January 1, 2000. For more detail, see "Income taxes and employee profit sharing" in note 2 to the Consolidated Financial Statements.

     See Note 13 to the Audited Consolidated Financial Statements for a more detailed description of the income and asset taxes that we pay.

Liquidity and Capital Resources

     Our working capital (current assets less current liabilities) increased year-over-year from Ps.2,741.3 million on December 31, 2001 to Ps.3,594.6 million on December 31, 2002. The ratio of current assets to current liabilities on December 31, 2002 was 7.8, as compared to the ratio of 4.3 on December 31, 2001. Cash and cash equivalents were Ps.1,696.0 million on December 31, 2002, representing an increase of Ps.459.6 million from the previous year.

     Inventories were Ps.1,724.1 million as of December 31, 2002, representing a year-over-year increase of Ps.22.3 million.

     Notes payable to banks, including the current portion of long-term debt, equaled Ps.117.7 million as of December 31, 2002, a decreased of Ps.39.3 million from December 31, 2001. This decrease was mainly due to the payment of U.S. dollar- and peso-denominated loans.

     Shareholders' equity increased to Ps.9,474.0 million on December 31, 2002 from Ps.8,348.8 million on December 31, 2001.

     Long-term debt on December 31, 2002 decreased, representing 0.8% of our capitalization, as compared to 1.9% on December 31, 2001.

     In 2002, capital investments amounted to Ps.264.0 million, all of which were financed from resources generated from our own operations. These capital investments were allocated mainly to renew the transportation fleet, productivity projects and to finance internal growing capacity.

     We are a holding company with no significant operations of our own. We will have distributable profits and cash to pay dividends only to the extent that we receive dividends from our subsidiaries, principally BSACV. The amount of dividends payable by our subsidiaries and us is also subject to general limitations under Mexican corporate law.

     We expect to finance our capital expenditures and debt service obligations from our current liquidity and capital resources, cash flows and from additional borrowings from our existing sources of debt financing, although we will also consider other sources of debt financing if they are available on advantageous terms.

     The following table summarizes certain contractual liabilities as of December 31,2002. The table does not include short-term debt, accounts payable or pension liabilities.

-------------------------------------------------------------------------------------------------------
                          Payments Due by Period (millions of constant pesos as of December, 31, 2002)
-------------------------------------------------------------------------------------------------------
Contractual                 Total         Less than         1-3 years          4 year        5 or more
Obligations                                1 year                                              years
-------------------------------------------------------------------------------------------------------
Long Term Debt             Ps.166.0        Ps.92.7           Ps.33.7           Ps.9.2          Ps.30.4
-------------------------------------------------------------------------------------------------------
Operating Leases              114.9           26.3              62.1             13.7             12.8
-------------------------------------------------------------------------------------------------------
Total                         280.9            119              95.8             22.9             43.2
-------------------------------------------------------------------------------------------------------

Reconciliation to U.S. GAAP

     The principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, concern (i) deferred income taxes and employee profit sharing,
(ii) capitalization of financing costs, (iii) minority interest and (iv) the amortization of goodwill (see Note 17 of the Notes to Consolidated Financial Statements for a detailed description). Each of these differences also affects our balance sheet.

     Our consolidated net income under U.S. GAAP was Ps.1,378.1 million in 2000, Ps.1,156.6 million in 2001 and Ps.1,497.8 million in 2002, compared to Ps.1,351.4 million, Ps.1,142.4 million and Ps.1,480.5 million, respectively, under Mexican GAAP. For further explanation, please see Note 17 to the Consolidated Financial Statements.

Use of Estimates in Certain Accounting Policies

     In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and the estimates involve judgments based on the information available to us. The discussion below identifies matters for which the financial presentation would be materially affected (a) if we relied on different estimates that we could reasonably use, or (b) if in the future we change our estimates in response to changes that are reasonably likely to occur.

     The discussion below addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we uses estimate about uncertain matters, but the reasonably likely effect of changed or different estimates would not be material to our financial presentation.

Estimated Useful Lives of Property, Plant and Equipment

     We estimate the useful lives of our property, plant and equipment in order to determine the amount of depreciation expense to be recorded in each period. The current estimates of useful lives are based on estimates made by an independent appraiser in 1996. Those estimates have been adjusted when applicable, based on historical experience with similar assets that we own. Comprehensive financing cost related to the construction of assets is amortized over the estimated useful lives of the assets. Accumulated depreciation expense for property, plant and equipment in 2002 amounted to Ps.4,001.5 million. As applied to our 2002 financial results, the depreciation was Ps.317.0 million, or 3.1% of our total sales. For further explanation, see notes 2 and 4 to the Consolidated Financial Statements.

Allowance for Productivity Declines

     In estimating the inventory value of our breeder birds, swine and layers, we make allowances for productivity declines. We estimate such allowances based on expected future production and deduct them from inventories. The estimates of future production are based on standards for the breeder line and the performance of the most recent flocks. We refer to the standards provided by the company that sells us the breeder line in question. Each company that sells breeder lines publishes its own particular standards for its proprietary breeder line. The allowance for productivity declines in 2002 amounted to Ps.143.0 million or 1.2% of the total cost of sales. The allowance for productivity decline in 2001 amounted to Ps.143.3 million or 1.3% of the total cost of sales, during 2000 the allowance for productivity decline amounted to Ps.111.8 or 1.0% of the total cost of sales.

ITEM 6.  Directors, Senior Management and Employees.

Directors

     The Board of Directors is responsible for the management of our business. The Board of Directors consists of an odd number of directors, never less than five, and corresponding alternate directors, each of whom is elected for a term of one year. The holders of Series B Shares may elect directors and alternate directors at a general ordinary stockholders' meeting. The holders of Series L Shares have the right to appoint or elect two directors and two alternate directors to the Board of Directors.

     Alternate directors elected by the holders of Series B Shares are authorized to serve on the Board of Directors in place of directors who are unable to attend meetings or otherwise participate in the activities of the Board of Directors. Likewise, alternate directors appointed or elected by the holders of Series L Shares are authorized to serve on the Board of Directors in place of directors appointed or elected by the holders of Series L Shares who are unable to attend meetings or otherwise participate in the activities of the Board of Directors.

     The following table identifies our directors as of December 31, 2002, their positions on the Board and their years of service:

Name                                                      Position                                    Years as Director
----                                                      --------                                    -----------------
Enrique Robinson Bours Almada                             Honorary Chairman of the Board                      49
Francisco Javier R. Bours Castelo                         Chairman of the Board                               21
Mario Javier Robinson Bours Almada                        Director                                            49
Juan Bautista Salvador Robinson Bours                     Director                                            49
Arturo Bours Griffith                                     Director                                             9
Jose Eduardo Robinson Bours Castelo                       Director                                             9
Jesus Enrique Robinson Bours Munoz                        Director                                             9
Juan Salvador Robinson Bours Martinez                     Director                                             9
Jose Francisco Bours Griffith                             Director                                             9
Guillermo Pineda Cruz                                     Director                                             9
Ricardo Aguirre Borboa                                    Director                                             9
Cristobal Mondragon Fragoso                               Director and Secretary of the Board                  7
David Gastelum Cazarez                                    Director                                             7
Octavio Robinson Bours Griffith                           Director                                             6
Rodolfo Ramos Arvizu                                      Director                                             2
Jesus Rodolfo Robinson Bours Munoz                        Director                                             1

     Enrique Robinson Bours, Mario Javier Robinson Bours and Juan Bautista Salvador Robinson Bours are brothers. Francisco Javier R. Bours Castelo and Jose Eduardo Robinson Bours Castelo are sons of Mario Javier Robinson Bours. Arturo Bours Griffith, Jose Francisco Bours Griffith and Octavio Robinson Bours are nephews of Enrique Robinson Bours, Mario Javier Robinson Bours and Juan Bautista Salvador Robinson Bours. Jesus Enrique Robinson Bours Munoz and Jesus Rodolfo Robinson Bours Munoz are sons of Enrique Robinson Bours. Juan Salvador Robinson Bours Martinez is the son of Juan Bautista Salvador Robinson Bours. Guillermo Pineda Cruz is the son-in-law of Enrique Robinson Bours, and Ricardo Aguirre Borboa is the son-in-law of Juan Bautista Salvador Robinson Bours.

     Our bylaws provide for the creation of an Executive Committee of the Board of Directors, which may exercise certain of the Board's powers in full, subject to certain limitations. Our stockholders elect members of the Executive Committee for one-year terms. In 2002, there were six members of the Executive
Committee: Enrique Robinson Bours, Francisco Javier R. Bours Castelo, Jesus Enrique Robinson Bours Munoz, Jose Eduardo Robinson Bours Castelo, Arturo Bours Griffith and Juan Salvador Robinson Bours Martinez.

     In April 2002 we announced the retirement of Mr. Enrique Robinson Bours Alamada, Chairman of the Board and co-founder of the Company. Mr. Bours led Industrias Bachoco S. A. de C.V. over the 50 years of our existence. The Board named as his successor Mr. Javier Robinson Bours Castelo, who is the nephew of Mr. Robinson Bours. Mr. Bours Castelo has been at Bachoco for 22 years as a member of the Board, serving as Vice-Chairman for the last nine years.

     Jesus Rodolfo Robinson Bours Munoz, son of Mr. Enrique Robinson Bours Almada and brother of Jesus Enrique Robinson Bours Munoz, was named a new member of the board.

     In order to fully comply with current Mexican Corporate and Securities Market Laws as well as other recent regulatory amendments in the various markets in which Bachoco's shares are traded, we appointed a new board of directors in our ordinary shareholder meeting held on April 30,2003. The board is composed of the following members:

         Proprietary Directors:
         Francisco Javier R. Bours Castelo (Chairman of the Board) Mario Javier Robinson Bours Almada
         Juan Bautista S. Robinson Bours Almada
         Jesus Enrique Robinson Bours Munoz
         Jesus Rodolfo Robinson Bours Munoz
         Arturo Bours Griffith
         Octavio Robinson Bours

         Alternate Directors:
         Jose Eduardo Robinson Bours Castelo
         Juan Salvador Robinson Bours Martinez
         Jose Francisco Bours Griffith

         Independent Directors:
         Ricardo Aguirre Borboa
         Abelino Fernandez Salido
         Humberto Schwarzbeck Noriega

         Alternate Independent Director:
         Guillermo Pineda Cruz

     Francisco Javier R. Bours Castelo, Chairman of the Board, has been a member of the Board for 22 years, and has been Chairman since April 2002. Before that, he was Vice-Chairman for several years. Mr. Francisco Javier holds a degree in Civil Engineering from the Instituto Tecnologico y de Estudios Superiores Monterrey (ITESM). He currently serves as Chairman of the Board of the following companies: Grupo Megacable, SA de CV, Congeladora Horticola, SA de CV, Inmobiliaria Trento SA de CV, Acuicola Boca SA de CV, Autos y Accesorios SA de CV, Maquinaria Agricola SA de CV, Agriexport SA de CV, Fertilizantes de Sonora, Administracion Tecnica del Noroeste, Nuevo Penasco Resort, SA de CV, Taxis Aereos del Noroeste SA de CV, San Luis Corporacion SA de CV, among others.

     Mario Javier Robinson Bours Alamda, Propietary Director, has been a member of the Board for 49 years, and is a co-founder of Industrias Bachoco SA de CV. Mr. Mario Javier is also member of the Board of Banamex and Bancomer.

     Juan Bautista S. Robinson Bours Almada, Propietary Director, has been a member of the Board for 49 years and is a co-founder of Industrias Bachoco SA de CV.

     Jesus Enrique Robinson Bours Munoz, Propietary Director, has been a member of the Board for 9 years, having previously served as Production Director and Divisional Manager. Mr. Jesus Enrique holds a degree in Engineering from the University of Arizona. He is also Member of the Board of San Luis Corporacion SA de CV, Megacable SA de CV. He has spent his entire career in the agricultural sector.

     Jesus Rodolfo Robinson Bours Munoz, Propietary Director, has been a member of the Board for one year. Mr. Jesus Rodolfo previously served in the Company as Production Manager in the Northwest and Bajio divisions, Commercial Manager in Northwest Division and Purchasing Manager at the Bajio Division. Mr. Jesus Rodolfo holds a degree in Agricultural Engineering from the University of Arizona. He has business experience in agriculture and raising livestock with Agricola Monte Cristo SA de CV, Agricola Rio Yaqui SPR de RL, Agricola Nacapul SPR de RL and Ganadera Cocorena SPR de RL.

     Arturo Bours Griffith, Propietary Director, has been a member of the Board for 9 years.

     Octavio Robinson Bours Griffith, Propietary Director, has been a member of the Board for 6 years. Mr. Octavio holds a degree in Agricultural Engineering from El Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM). He has experience in producing swine.

     Jose Eduardo Robinson Bours Castelo, Alternate Director, has been a member of the Board for 9 years. Mr. Jose Eduardo holds a degree in Industrial Engineering from the Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM). He was previously Commercial Director of Industrias Bachoco and is currently a Senator of the Mexican Congress.

     Juan Salvador Robinson Bours Martinez, Alternate Director, has been a member of the Board for 9 years, and has served Bachoco as Purchasing Manager. Mr. Juan Salvador holds a degree in Engineering from the Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM). His other appointments include the Chair of the Board of Llyasa among others.

     Jose Francisco Robinson Bours Griffith, Alternate Director, has a been member of the Board for 9 years. He holds a degree in Civil Engineering from La Universidad Autonoma de Guadalajara. Mr. Jose Francisco has worked at Bachoco as Engineering Manager, and is currently dedicated to our agricultural operations.

     Ricardo Aguirre Borboa, Independent Director, has been a member of the Board for nine years. He is also a Member of the Board of the newspaper El Debate and he holds a degree in Agricultural Engineering from El Instituto Tecnologico y de Estudios Superiores Monterrey (ITESM). He has experience and expertise in agriculture and pork production.

     Abelino Fernandez Salido, Independent Director, was named a member of the Board on April 30th, 2003. He is also a member of the Board of Banco Nacional de Mexico, BBVA Bancomer, Banca Serfin. His business experience is in the marketing of grains.

     Fernando Schwarzbeck Noriega, Independent Director, was named a member of the Board on April 30th, 2003.

     Guillermo Pineda Cruz, Alternate Independent Director, has been a member of the Board for nine years. He is also a member of the Board of Banamex and was a regional member of the Board of Grupo Financiero Serfin, Inverlat and Invermexico. He holds several appointments in public interest organizations, such as President of the Board of Cajeme 2020 AC since 2000, President of the Board of Cruz Roja Mexicana en Ciudad Obregon and Member of the Committee of Promocion Social del Valle Yaqui, A.C. Mr. Pineda holds a degree in Civil engineering from the Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM) and a master's degree in Business Administration from El Instituto Tecnologico y de Estudios Superiores de Sonora (ITSON). He co-founded Edificadora Pi-Bo, SA de CV in 1983, and is President and CEO of that company.

     Mr. Cristobal Mondragon Fragoso was appointed Secretary of the Board of Directors, and Mr. Francisco Jose Sanchez Gonzalez was appointed the Company's Examiner.

Executive Officers

Our executive officers are set forth in the table below:


Name                                                 Position                                    Age
----                                                 --------                                    ---
Cristobal Mondragon Fragoso                          Chief Executive Officer                      57
David Gastelum Cazares                               Director of Marketing                        51
Jose Luis Lopez Lepe                                 Director of Personnel                        55
Rodolfo Ramos Arvizu                                 Director of Production                       45
Carlos Huerta Suarez                                 Director of Purchases                        45
Ernesto Salmon Castelo                               Director of Industries                       41
Daniel Salazar Ferrer                                Director of Finance                          38

     In June 2001, we announced the resignation of Arquimedes Celis Ordaz from his position as Chief Executive Officer. Mr. Celis Ordaz had held the position of CEO since 1996. Cristobal Mondragon Fragoso was named to replace Mr. Ordaz as Chief Executive Officer of Bachoco, Mr. Mondragon joined us in 1982 and has held the position of Chief Financial Officer since 1990. With Mr. Mondragon's ascension, the position of Chief Financial Officer was been left temporary empty; the Manager of Finance handled the CFO's responsibilities. Starting in 2003, Mr Daniel Salazar, former Manger of Finance, was promoted as Chief Financial Officer. In the following paragraphs we give a brief biography of each of our executive officers.

     Cristobal Mondragon Fragoso, Chief Executive Officer, joined us in 1982 and assumed his current position in 2001. Previously, Mr. Mondragon served as Administration Manager, as Manager of Corporate Finance and as Chief Financial Officer. Before joining us, Mr. Mondragon worked as an accountant for three years. Later he joined La Hacienda, S.A. de C.V. where he held the positions of Auditor, Accountant, Head of Processing Systems, Audit Manager, Administration Manager and Comptroller. Mr. Mondragon holds an accounting degree from Universidad Nacional Autonoma de Mexico.

     David Gastelum Cazares, Director of Marketing, joined us in 1979 and assumed his current position in 1992. Previously, Mr. Gastelum served as a pullet salesman in the states of Sonora and Sinaloa, National Sales Manager of Live Animals and Eggs, Manager of the Northwest Division, Manager of the Mexico City Division and National Sales Manager. Before joining us, Mr. Gastelum worked at La Hacienda, S.A. de C.V. as Technical Advisor and as Area Officer for the Southeast Division. Mr. Gastelum holds a degree in veterinary medicine from the school of Veterinary of Medicine of Universidad Nacional Autonoma de Mexico.

     Jose Luis Lopez Lepe, Director of Personnel, joined us in 1993. Previously, Mr. Lopez worked as a teacher in several institutions as well as with Grupo Condumex, where he was Director of Personnel. Mr. Lopez holds a degree in physics and chemistry from the Escuela Normal Superior and a degree in business Administration from Instituto Tecnologico Autonomo de Mexico.

     Rodolfo Ramos Arvizu, Director of Production, joined us in 1980. Previously, Mr. Ramos held positions in the Egg Quality Control Training Program and in Poultry Management as well as serving as Supervisor of the Commercial Egg Production Training Program and as manager of Raw Material Purchasing. Mr. Ramos holds a degree in agricultural engineering from Instituto Tecnologico de Estudios Superiores de Monterrey.

     Carlos Huerta Suarez, Director of Purchases, joined us in 1986 and assumed his current position in 1995. Previously, Mr. Huerta served as Administrative Manager of Pecuarius Laboratorios, S.A. de C.V., Manager of Purchases of the Bajio Division and Corporate Manager of Purchases. Mr. Huerta holds a degree in education sciences from Universidad de Monterrey and a masters degree in business administration from Instituto Tecnologico de Sonora.

     Ernesto Salmon Castelo, Director of Industries, joined us in 1991 and assumed his current position in 2000. Previously Mr. Salmon worked for Gamesa, S.A. de C.V. and for us as Sales Manager in Sonora, Northwestern Distribution Manager, Manager of the Processing Plant in Celaya, Southeastern Division Manager and Bajio Division Manager. Mr. Salmon holds a degree in Chemical Engineering from Instituto Tecnologico de Sonora and a masters degree in business administration from Instituto Tecnologico de Estudios Superiores de Monterrey.

     Daniel Salazar Ferrer, Director of Finance, joined us in 2000 and assumed his current position in January, 2003. Previously Mr. Salazar worked for four years as Chief Financial Officer at Grupo Covarrubias and as Comptroller in Negromex, a Company of Grupo Desc. Mr. Salazar holds an accounting degree from Universidad Tecnologica de Mexico and a master's degree in business administration from Instituto Tecnologico de Estudios Superiores de Monterrey.


Statutory Auditor

     The statutory auditor generally reviews our affairs and reports to the stockholders at the ordinary general meeting as to the accuracy of the financial information presented to them by the Board of Directors. The statutory auditor is also authorized to do the following:

     (i) call ordinary or extraordinary stockholders' meetings;

    (ii) place items on the agenda for meetings of stockholders or the Board of Directors;

    (iii) attend meetings of stockholders or the Board of Directors (without the right to vote); and

     (iv) request monthly reports from the Board of Directors regarding our financial condition, including statements of results of operations.

As of December 31, 2002, Felizardo Gastelum Felix was the statutory auditor. In April 2003, Mr. Francisco Jose Sanchez Gonzalez replaced him as statutory auditor.

Audit Committee

     In January 2001, a Mexican commission of business leaders (Consejo Coordinador Empresarial), with the support of the Comision Nacional Bancaria y de Valores (CNBV), issued a Code of Best Corporate Practices (Codigo de Mejores Practicas Corporativas) for publicly traded Mexican companies, recommending certain actions with respect to various areas of corporate governance. Subsequently, the Securities Market Law was amended effective June 2001 to require that all publicly traded Mexican companies have an audit committee.

     The mandate of the Audit Committee is to establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, pursuant to our bylaws and Mexican law, the Audit Committee must do the following:

     (a)  Submit an annual report to the Board of Directors;

     (b) Provide the Board of Directors with its opinion regarding any transaction with a related party that is outside the ordinary course of our business (the Board is required to seek the Audit Committee's opinion on such matters); and

     (c) Assist the Board of Directors in selecting candidates for auditor and reviewing the scope and terms of the auditor's engagement.

     We formally appointed our Audit Committee on May 22, 2002. It was comprised of five members of our Board of Directors. This appointment was delayed because of the recent succession of the Chairman of the Board of Directors. The Board deferred selecting and implementing the Audit Committee until the change of leadership occurred and the Board had returned to normal operations. Between June 2001 and the formal appointment of the Audit Committee, our Executive Committee, consisting of six members of the Board, handled the duties of the Audit Committee.


     In order to fully comply with our current Mexican Corporate and Securities Market Laws as well as other recent regulatory amendments in the various markets in which Bachoco's shares are traded, we named an audit committee during our annual ordinary shareholders' meeting on April 30, 2003. The audit committee is comprised of the following four members:

Ricardo Aguirre Borboa (President)
Francisco Javier R. Bours Castelo
Abelino Fernandez Salido
Humberto Schwarzbeck Noriega.

Compensation of Directors and Officers

     For the year ended December 31, 2002, we paid approximately Ps.18.9 million in aggregate compensation to our directors and executive officers, for services they rendered in their respective capacities.

Board Practices

     In 2001, we began to review Board practices to bring them into compliance with the recent requirements for companies listed on the Mexican Stock Market. As a result of this review, we have changed the composition of our board and appointed an audit committee. See "-- Directors" and "--Audit Committee."

Employees

     As of December 31, 2000, 2001 and 2002, we had approximately 16,396, 18,482 and 18,306 employees, respectively.

     In 2002, approximately 62.6% of employees were members of labor unions. Labor relations with our employees are governed by 48 separate collective labor agreements, each relating to a different group of employees and negotiated on behalf of each such group by a different labor union. As is typical in Mexico, wages are renegotiated every year while other terms and conditions of employment are renegotiated every two years. We seek to attract dependable and responsible employees to train at each of our plants and facilities. We offer our employees attractive salary and benefit packages, including a pension and savings plan.

     We believe that we have good relations with our employees. We have not experienced significant work stoppages as a result of labor problems.

Share Ownership

     To the best of our knowledge, no individual director holds share ownership of more than one percent of any of the class Shares subject to this report. At this time, we have not developed a share options plan for our employees.

ITEM 7.  Major Shareholders and Related Party Transactions.

     Our Common Stock consists of 447,465,700 Series B Shares and 147,465,700 Series L Shares. Holders of Series B Shares are entitled to one vote at any general meeting of our stockholders for each Series B Share held. Holders of Series L Shares are entitled to one vote for each Series L Share held, but only with respect to certain matters. Each Unit consists of one Series B Share and one Series L Share. Each B Unit consists of two Series B Shares. In April 1995, the Robinson Bours Stockholders created the Control Trust to hold certain Units owned by members of the Robinson Bours family. The Robinson Bours Stockholders, through the Control Trust and a separate trust established in connection with our 1997 initial public offering (the "Family Trust"), owned Units and B Units representing approximately 66.6% of the Series L Shares and 89.0% of the Series B Shares outstanding on December 31, 2002. In total, the Control Trust and the Family Trust owned 496,500,000 Shares outstanding on December 31, 2002.

     The table below sets forth certain information regarding the direct or indirect ownership of outstanding Shares by the Control Trust and the Family Trust as of December 31, 2002.

  Title of Class                    Identity of Group                      Amount Owned          Percent of Class
-----------------            ------------------------------                ------------          ----------------

Series B(1)                  Control Trust and Family Trust                 398,250,000               89.0%

Series L(2)                  Control Trust and Family Trust                  98,250,000               66.6%

All Classes(3)               Control Trust and Family Trust                 496,500,000               83.5%

(1)  Percentage is based on 447,465,700 Series B Shares, including 300,000,000
     Shares not registered under Section 12 of the Securities and Exchange Act of 1934.
(2)  Percentage is based on 147,465,700 Series L Shares.
(3)  Percentage is based on 594,931,400 Shares.


     Except as set forth in the table above, we are not aware of any person who owns 10% or more of our Common Stock.

     In November 1998, in accordance with rules established by the Comision Nacional Bancaria y de Valores, the Mexican banking and securities commission (the "CNBV"), we established a reserve in the amount of Ps.180.0 million (Ps.249.0 million in constant pesos as of December 31, 2002 purchasing power) for the repurchase of shares. We may repurchase our shares in the Mexican Stock Exchange at prevailing prices to the extent of the balance remaining in the reserve account or up to 3% of the total shares outstanding. Any shares so repurchased will not be deemed to be outstanding for purposes of calculating a quorum or for voting at any shareholders' meeting during the time that we own the shares. During our shareholder meeting of April 30, 2003, we capped the share repurchase program for 2003 to a maximum amount of Ps.132.3 million, equivalent to approximately 9.0 million units UBL (or 1.5 million ADS). As of May 7, 2003, we had repurchased a total of 1,874,300 units UBL, representing 0.62% of the total shares outstanding.

Interest of Management in Certain Transactions

     It is our policy not to engage in any transaction with or for the benefit of any stockholder or member of the Board of Directors, or any entity controlled by such a person or in which such a person has a substantial economic interest, unless (i) the transaction is related to our business and (ii) the price and other terms are at least as favorable to us as those that could be obtained on an arm's-length basis from a third party.

     We have engaged in a variety of transactions with entities owned by members of the Robinson Bours family, all of which we believe were consistent with this policy and not material to our business and results of operations. All of these transactions are described below. See Note 8 to the Consolidated Financial Statements. We expect to engage in similar transactions in the future.

     We regularly purchase vehicles and related equipment from distributors owned by various members of the Robinson Bours family. The total amount spent on such purchases was Ps.51.9 million, Ps.32.9 million and Ps.48.1 million for the years ended December 31, 2000, 2001 and 2002, respectively. The distribution of vehicles and related equipment is a highly competitive aspect of business in the areas in which we operate. We are not dependent on affiliated distributors and are able to ensure that the pricing and service we obtain from affiliated distributors are competitive with those available from other suppliers.

     The Robinson Bours Stockholders own Taxis Aereos del Noroeste, S.A. de C.V. ("TAN"), an air transport company that provides transportation for members of the Board of Directors to and from meetings at our headquarters in Celaya. We paid TAN Ps.3.0 million, Ps.2.8 million and Ps.3.4 million for the years ended December 31, 2000, 2001 and 2002, respectively, for such transportation.

     We purchased feed and packaging materials from enterprises owned by the family of Enrique Robinson Bours and the family of Juan Bautista Robinson Bours. The cost of such purchases was Ps.145.5 million, Ps.142.1 million and Ps.97.9 million for the years ended December 31, 2000, 2001 and 2002, respectively.

     In April 2002, Secba, S.A. de C.V., a subsidiary of Industrias Bachoco, S.A. de C.V., was sold for Ps.5.1 million to a related party generating a gain of Ps.0.7 million, which is included in the Consolidated Financial statements under the heading "Other income".

     Our accounts payable to related parties totaled Ps.16.6 million and Ps.20.2 million for the years ended December 31, 2001 and 2002, respectively. These transactions took place among companies owned by the same set of stockholders. See Note 8 to the Consolidated Financial Statements.

     Neither we nor our subsidiaries have loaned any money to any of our directors or officers.



ITEM 8.  Financial Information

     Our Consolidated Financial Statements are included in Item 18. The financial statements were audited by an independent auditor and are accompanied by an audit report.

     The financial statements include a consolidated balanced sheet, consolidated statements of income, consolidated statements of changes in stockholders' equity, consolidated statements of changes in financial position and notes relating to the Consolidated Financial Statements.

     The Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 17 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of total stockholders' equity, operating income and net income, and a condensed cash flow statement under U.S. GAAP as of December 31, 2001 and 2002, and for the years ended December 31, 2000, 2001 and 2002.

Legal Proceedings

     We are a party to certain legal proceedings in the ordinary course of our business. We believe that none of these proceedings, individually or in the aggregate, is likely to have a material adverse effect on us.

Dividends Policy

     Pursuant to Mexican law and our bylaws, the declaration, amount and payment of annual dividends are determined by a majority vote of the holders of Series B Shares, generally but not necessarily on the recommendation of the Board of Directors. Holders of Series L Shares are not entitled to vote with respect to the declaration of dividends.

     We declared and paid dividends in nominal pesos of Ps.156.1 million in 2000, Ps.313.2 million in 2001 and Ps.267.8 million in year 2002.

     Although there can be no assurance as to the amount or timing of future dividends, we expect to pay an annual dividend pro rata to holders of outstanding Shares in an amount up to approximately 20% of the prior year's net income. The declaration and payment of dividends will depend on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors and the holders of Series B Shares, including debt instruments which may limit our ability to pay dividends.

     Because we are a holding company with no significant operations of our own, we will have distributable profits and cash to pay dividends only to the extent that we receive dividends from our subsidiaries, principally BSACV. Accordingly, there can be no assurance that we will pay dividends or of the amount of any such dividends. BSACV, our principal operating subsidiary, could, in the future, enter into loan agreements containing covenants whose terms limit its ability to pay dividends under certain circumstances.

     Mexican law requires that 5% of our net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of our capital stock. Mexican corporations may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund. The level of earnings available for the payment of dividends is determined under Mexican GAAP.

Significant Changes

     We included in our first quarter results of 2003 a non-cash one-time impact of the new Bulletin E-1 under Mexican GAAP, which took effect in January 2003. The bulletin changes the way biological assets, including animals like chicken and swine, are treated under Mexican GAAP. Starting in January 2003, these assets must be included as a potential profit in a company's financial statements before they are harvested. We have to estimate the potential profit for these animals at a reasonable market price minus expected costs and operating expenses. That estimate may be higher or lower than the actual profits realized. The effect of Bulletin E-1 may be positive or negative for any particular period, depending on the price and inventories of animals in that period. In making the transition to this new Mexican GAAP requirement, we recognized a one-time non-cash positive effect of Ps.65.0 million net of taxes on our income statement.

     On April 30th, 2003 in order to fully comply with the current Mexican Corporate and Securities Market Laws as well as other recent regulatory amendments in the various markets in which Bachoco's shares are traded, we named a new board of directors. See "Item 6--Directors."


ITEM 9.  The Offer and Listing

     The Units (each comprised of one Series B Share and one Series L Share) are listed on the Mexican Stock Exchange, and the American Depositary Shares ("ADSs," each comprised of six Units) are listed on the New York Stock Exchange. The ADSs are evidenced by American Depositary Receipts ("ADRs") issued by The Bank of New York, as Depositary under a Deposit Agreement among the Company, the Depositary and the holders from time to time of ADRs. On December 31, 2002, there were 2,143,117 ADSs outstanding, representing 2.9% of the outstanding Series B Shares and 8.7% of the outstanding Series L Shares, which were held by five holders (including the Depositary Trust Company) with registered addresses in the United States.

     The Units and the ADSs commenced trading on September 19, 1997. The following tables set forth for each year from 1999 to 2002, for each quarter from 2001 and 2002 and for each complete month from December 2002 to May 2003, the high, low and period end sales prices of the Units on the Mexican Stock Exchange as reported by the Mexican Stock Exchange and the high, low and period end sales price of the ADSs on the New York Stock Exchange as reported by the New York Stock Exchange.

                                           Mexican Stock Exchange
                                          (Nominal pesos per Unit)

         Year                                   High                     Low                    Close
        ------                                 -------                 -------                 -------
         1999                                   16.09                    9.60                   16.06
         2000                                   16.06                    9.51                   10.19
         2001                                   13.00                    8.17                   11.10
         2002                                   16.00                   10.98                   14.50

                                          New York Stock Exchange
                                             (in U.S.$ per ADS)

         Year                                   High                     Low                    Close
        ------                                 -------                 -------                 -------
         1999                                   11.25                    6.50                   10.75
         2000                                   10.75                    6.50                    7.06
         2001                                    8.60                    5.45                    7.35
         2002                                   10.00                    7.15                    8.52

                                           Mexican Stock Exchange
                                          (Nominal pesos per Unit)

        Period                                  High                     Low                    Close
        ------                                 -------                 -------                 -------
First Quarter 2001                              10.66                    8.52                    8.73
Second Quarter 2001                              8.80                    8.26                    8.55
Third Quarter 2001                              13.00                    8.17                    9.50
Fourth Quarter 2001                             11.10                    9.00                   11.10
First Quarter 2002                              15.00                   10.98                   14.50
Second Quarter 2002                             16.00                   14.36                   15.00
Third Quarter 2002                              16.00                   14.50                   14.50
Fourth Quarter 2002                             14.50                   13.49                   14.50


                                          New York Stock Exchange
                                             (in U.S.$ per ADS)

        Period                                  High                     Low                    Close
        ------                                 -------                 -------                 -------
First Quarter 2001                               7.06                    5.75                    6.20
Second Quarter 2001                              6.35                    5.70                    5.90
Third Quarter 2001                               8.60                    5.45                    5.95
Fourth Quarter 2001                              7.35                    5.56                    7.35
First Quarter 2002                              10.00                    7.15                    9.85
Second Quarter 2002                              9.95                    9.15                    9.40
Third Quarter 2002                               9.77                    8.38                    8.50
Fourth Quarter 2002                              8.65                    7.75                    8.52


                                           Mexican Stock Exchange
                                          (Nominal pesos per Unit)

         Month                                  High                     Low                    Close
        ------                                 -------                 -------                 -------
December 2002                                   14.50                   13.49                   14.50
January 2003                                    14.80                   14.31                   14.60
February 2003                                   14.70                   14.00                   14.00
March 2003                                      14.70                   14.30                   14.70
April 2003                                      15.00                   14.50                   14.70
May 2003                                        18.40                   15.00                   18.40


                                          New York Stock Exchange
                                             (in U.S.$ per ADS)
        Period                                  High                     Low                    Close
        ------                                 -------                 -------                 -------
December 2002                                    8.52                    8.12                    8.52
January 2003                                     8.65                    7.98                    7.98
February 2003                                    8.05                    7.73                    7.73
March 2003                                       8.18                    7.75                    8.15
April 2003                                       8.68                    8.15                    8.68
May 2003                                        10.78                    8.95                   10.78


Trading on the Mexican Stock Exchange

     The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1894, the Mexican Stock Exchange is organized as a corporation whose shares are held by brokerage houses, which are currently the only entities allowed to own them. These brokerage houses are currently the only entities authorized to trade on the floor of the Mexican Stock Exchange. Trading on the Mexican Stock Exchange takes place principally through an automated inter-dealer quotation system known as SENTRA, which is open for trading between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time, each business day. Each trading day is divided into six trading sessions with ten-minute periods separating each session. Trades in securities listed on the Mexican Stock Exchange can, subject to certain requirements, also be effected off the Exchange. Due primarily to Mexican tax considerations, however, most transactions in listed securities are effected through the Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the Units that are directly or indirectly (for example, through ADSs) quoted on a stock exchange outside Mexico.

     Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores ("Indeval"), a privately-owned central securities depositary that acts as a clearing house, depositary, custodian and registrar for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

     The Mexican Stock Exchange is one of Latin America's largest exchanges in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets and is therefore subject to greater volatility. There is no formal over-the-counter market for securities in Mexico.

     The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries.

Market Regulation

     The predecessor of the CNBV was established in 1946 to regulate stock market activity. The Ley del Mercado de Valores (the "Securities Market Law") of 1975, as amended, regulates the securities markets and brokerage houses and sets standards for the registration of brokers in the Intermediaries Section of the RNVI, a prerequisite to becoming a member of the Mexican Stock Exchange. Prior to registration in the RNVI, brokerage houses must be authorized by the Ministry of Finance upon the recommendation of the CNBV. Legislative provisions under NAFTA allow foreign securities firms in a NAFTA country to establish and control brokerage firms in Mexico. There are several foreign brokerage houses authorized to operate in Mexico. In addition, a number of other foreign brokerage firms have submitted preliminary applications to be authorized to operate in the Mexican Stock Exchange. The Securities Market Law also empowers the CNBV to regulate the public offering and trading of securities. The governing committee of the CNBV is composed of representatives of the Ministry of Finance, the Mexican Central Bank, the Comision Nacional de Seguros y Fianzas (National Insurance and Bonding Commission), the Comision Nacional del Sistema de Ahorro para el Retiro (Commission for the Retirement Savings Fund) and the CNBV.

     Under the Mexican Securities Market Law, the CNBV must be notified before stockholders of a company listed on the Mexican Stock Exchange effect one or more simultaneous or successive transactions resulting in the transfer of 10% or more of such company's capital stock. The holders of the shares being transferred in the transactions are also obligated to inform the CNBV of the results of the transactions within three days of completion of the last transaction, or that the transactions have not been completed. The CNBV will notify the Mexican Stock Exchange of such transactions, without specifying the names of the parties involved.

     The CNBV and the Mexican Stock Exchange must also be notified in the event of any of the following contingencies:

     -- on the following day of operation if any stockholder of a company listed on the Mexican Stock Exchange effects one or more transactions resulting in the ownership of more than 10% and less of 30% of capital stock, day of the operation;

     -- on the following day of operation if any Related Person increases his ownership of the stock of a company; and

     -- at least 15 days before the operation becomes effective if any stockholder of a company listed on the Mexican Stock Exchange, undertakes in a Public Offering one or more transactions resulting in the ownership of more than 30% and less than 50% of capital stock.

ITEM 10.  Additional Information

Memorandum and Articles of Association

     Information regarding the memorandum and articles of association was included in the Initial Registration Form F-1, submitted on September 1997. In April, 2002, we made changes to our bylaws; these changes are indicated below. Aside from these changes, the information contained the Initial Registration Form F-1 is applicable to this Annual Report.

     The discussion set forth below contains information concerning our capital stock and a brief summary of the material provisions of the bylaws and applicable Mexican law. This summary does not purport to be complete and is qualified in its entirety by reference to the bylaws and the applicable provisions of Mexican law.

General

     We were incorporated on April 17, 1980, as a variable capital corporation (sociedad anonima de capital variable) under the laws of Mexico.

     In 1995, our stockholders authorized the issuance of up to 15,525,000 additional Series B Shares and 15,525,000 additional Series L Shares, all constituting fixed capital, to be issued in connection with the global offering of shares that took place on September 19, 1997 (the "Global Offering").

     On April 21, 1997 we restructured our capital by (i) declaring a four-to-one stock split of the 106,678,125 Series B Shares and 35,559,375 Series L Shares outstanding, (ii) converting 7,762,500 Series L Shares (on a post-split basis) into Series B Shares and (iii) combining all of the 434,475,000 Series B Shares and 134,475,000 Series L Shares outstanding (in each case, on a post-split basis) into 134,475,000 Units and 150,000,000 B Units. Each Unit consists of one Series B Share and one Series L Share. Holders of Units will be entitled to exercise all the rights of holders of the Series B Shares and Series L Shares underlying their Units. Each B Unit consists of two Series B Shares. B Units entitle the holders thereof to exercise all the rights of holders of the Series B Shares underlying such B Units. Immediately prior to the Global Offering, our outstanding capital stock consisted of 434,475,000 Series B Shares and 134,475,000 Series L Shares, all of which were duly authorized, validly issued and are fully paid and non-assessable.

     For a period of 10 years after the Global Offering, the Series B Shares will be issuable only in the form of Units and B Units, and the Series L Shares will be issuable only in the form of Units. Commencing 10 years from the date of the Global Offering, Units will automatically separate into their component Series B Shares and Series L Shares, B Units will automatically separate into their component Series B Shares, and each Series L Share underlying the Units will automatically convert into one Series B Share.

     The Series B Shares generally will represent at least 75.0% of our Common Stock and will have full voting rights. See "--Foreign Investment Legislation." The Series L Shares may not represent more than 25.0% of our capital stock. As further described below, the Series B Shares and the Series L Shares have the same economic rights. Each Series B Share entitles the holder thereof to one vote at any general meeting of the stockholders. The Series L Shares are entitled to vote only with respect to certain limited matters as described under "--Voting Rights and Stockholders' Meetings."

     The Robinson Bours Stockholders have advised us that they intend to ensure that the Control Trust will hold at least 51% of the Series B Shares at any time outstanding. See "--Foreign Investment Legislation."

Registration and Transfer

     The Units and B Units are evidenced by certificates in registered form, which may have dividend coupons attached. We maintain a registry and, in accordance with Mexican law, we recognize as stockholders only those holders listed in the stock registry. Stockholders may hold their Units or B Units in the form of physical certificates (which, together with notations made in our stock registry, evidence ownership of the Units and B Units) or through book entries with institutions that have accounts with Indeval. Indeval is the holder of record in respect of Units and B Units held through it. Accounts may be maintained at Indeval by brokerage houses, banks and other entities approved by the Comision Nacional Bancaria y de Valores (CNBV). Ownership of Units and B Units maintained at Indeval is evidenced through Indeval's records and through lists kept by Indeval participants. See "Description of American Depositary Receipts."

Voting Rights and Stockholders' Meetings

     Each Series B Share entitles the holder thereof to one vote at any general meeting of the stockholders. Holders of Series B Shares are currently entitled to elect all members of the Board of Directors, with the exception of those members that holders of Series L Shares are entitled to elect. Our bylaws provide that the Board of Directors shall consist of at least 5 members, which minimum may be decreased at an extraordinary general meeting of stockholders by majority vote of the holders of Series B Shares. At year-end 2002, the Board of Directors consisted of 15 members. Our board was reformed in April of 2003, and now consists of seven proprietary Directors and three independent Directors. The shareholders also appointed four alternate Directors to the Board, three of whom are proprietary and one of whom is independent.

     Each Series L Share entitles the holder thereof to the following rights:

     (d) the rights described below with respect to the appointment or election of up to two directors;

     (ii) one vote at a special stockholders' meeting with respect to the cancellation of the registration of the Series L Shares with the RNVI or with any Mexican or foreign stock exchange; and

    (iii) one vote at an extraordinary general stockholders' meeting with respect to the following matters only:

          (a) transformation of the Company from one type of corporate form to another;

          (b) any merger of the Company with another company where we are not the surviving entity;

          (c) cancellation of the registration of the Shares with the RNVI or in any Mexican or foreign stock exchange; and

          (d) amendment to the controlling stockholders' obligation under the bylaws to repurchase Shares and certain other provisions in the event of delisting.

Holders of Series L Shares are not entitled to attend or to address stockholders' meetings at which they are not entitled to vote.

     Under Mexican law, the holders of Shares of any series are also entitled to vote at a special meeting on any action that would prejudice the rights of such holders, and such a holder would be entitled to judicial relief against any such action taken without the approval of holders at such a meeting. Special meetings are meetings called by holders of a certain series, like the L series, in order to reach to a consensus on an issue or issues prior to an extraordinary meeting. Any determination that an action does not require a vote at a special meeting would be subject to judicial challenge by an affected stockholder, and the necessity for a vote at a special meeting would ultimately be determined by a Mexican court of competent jurisdiction. Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

     General stockholders' meetings may be ordinary or extraordinary meetings. Extraordinary general meetings are meetings called to consider the matters specified in Article 182 of the Mexican Companies Law and the bylaws including changes in the fixed portion of the capital stock and other amendments to the bylaws, liquidation, merger, transformation from one type of corporate form to another, change in nationality, change of corporate purpose and those other matters on which the holders of the Series L Shares are entitled to vote. General meetings called to consider all other matters, including election of directors and the statutory auditor, are ordinary meetings. An ordinary general meeting of the Company must be held at least annually during the four months following the end of the preceding fiscal year to consider certain matters specified in Article 181 of the Mexican Companies Law, including, principally, the election of directors and the statutory auditor, the approval of the report of the Board of Directors regarding their company's performance, the company's financial statements for the preceding fiscal year and the allocation of the profits and losses of the preceding year.

     Any holder or group of holders of Series L Shares representing 10.0% or more of our outstanding capital stock has the right to appoint one member and one alternate member of the Board of Directors by written notice delivered to the Chairman or the Secretary of the Board at least two days prior to the date of a general stockholders' meeting to be held for the election of directors. If no directors are so appointed, holders of Series L Shares are entitled to vote at a special stockholders' meeting to elect two members and two alternate members of the Board of Directors; similarly, if only one director is so appointed, holders of Series L Shares are entitled to vote at a special stockholders' meeting to elect one additional member and one alternate member of the Board of Directors. The holders of Series L can only revoke the appointment of a member of the board that they elected, but only if the appointment of all the other members of the Board is also revoked. Other than the Robinson Bours Stockholders, no person or persons own Series L Shares representing 10.0% or more of our outstanding capital stock.

     Under our bylaws, the quorum on first call for a general ordinary meeting is at least 50.0% of the outstanding Series B Shares, and action may be taken by a majority of the Series B Shares present. If a quorum is not available on first call, a second meeting may be called at which action may be taken by a majority of the Series B Shares present, regardless of the number of such shares. The quorum on first call for a general extraordinary meeting or a special meeting is 75.0% of the outstanding Shares with voting rights on the matters to be addressed in that meeting. If a quorum is not available on first call, a second meeting may be called, provided that at least 50.0% of the outstanding Shares with voting rights on the matters to be addressed in that meeting are represented.

     Whether on first or subsequent call, adoption of a resolution at a general extraordinary meeting requires the favorable vote of the holders of at least 50.0% of the outstanding Shares with voting rights on the matters to be addressed by that extraordinary meeting. In addition, any action taken at an extraordinary general meeting, on first or subsequent call, at which holders of Series L Shares are entitled to vote, requires the favorable vote of the holders of the majority of the outstanding Series B Shares voting separately as a class, and any action taken at an extraordinary general meeting, on first or subsequent call, with respect to the cancellation of the registration of the Series L Shares with the RNVI or with any Mexican or foreign stock exchange, requires the favorable vote of the holders of Series L Shares at a special meeting. Whether on a first or subsequent call, for a special meeting to take action, the favorable vote of at least 50.0% of the outstanding Shares of the corresponding Series is required; provided, however, that special meetings of holders of Series L Shares which are called to elect and remove directors and to vote with respect to the cancellation of the registration of the Series L Shares with the RNVI or with any Mexican or foreign stock exchange do not have a quorum requirement and action may be taken by a majority of the Series L Shares present, regardless of the number of such shares.

     Our bylaws require the approval of holders of at least 95.0% of the outstanding Shares and the approval of the CNBV for the amendment of the controlling stockholders' obligation under the bylaws to repurchase Shares and certain other provisions in the event of delisting. See "--Other Provisions--Repurchase in the Event of Delisting." Holders of ADRs are entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the Series B Shares and the Series L Shares constituting the Units represented by the ADSs. See "Description of American Depositary Receipts--Voting of Deposited Securities."

     According to our bylaws, shareholders with a right to vote, including a limited right to vote, who hold at least 10% of the shares represented in a stockholders' meeting, may ask to postpone a vote on any matters on which they believe they do not have enough information as defined by Article 199 of the Mexican Companies Law. Shareholders with a right to vote, including a limited right to vote, who hold at least 20% of the capital stock, may legally object to the decisions of a general stockholder's meeting, with respect to matters in which they have rights, as defined by Articles 201 and 202 of the Mexican Companies Law.

     In addition, shareholders with or without a right to vote, representing at least 10% of the stockholders equity, can appoint a statutory auditor. They can revoke the statutory auditor they appointed, but only when all others statutory auditors are revoked.

     Stockholders' meetings may be called by the Board of Directors, the Chairman of the Board, the Secretary of the Board, the statutory auditor or any Mexican court of competent jurisdiction. The Board of Directors or the statutory auditor may be required to call a meeting of stockholders by holders of at least 10.0% of the Series B Shares or, in the case of a stockholders meeting at which holders of Series L Shares would be entitled to vote, by the holders of at least 10.0% of our outstanding capital stock. In addition, the Board of Directors or the statutory auditor must call a stockholders' meeting at the written request of any holder of Series B Shares if no ordinary general stockholders' meeting has been held for two consecutive years or if in any meetings held during such a period the stockholders have not considered the items mentioned in Article 181 of the Mexican Companies Law, discussed above.

     The Board of Directors or the statutory auditor must call a stockholders' meeting at the written request of any holder of Series L Shares if no ordinary general stockholders' meeting has been held for two consecutive years for the election of directors. In the event that a meeting is not called within 15 days following the date of such a request, a Mexican court may require such meeting to be called. At least 15 days prior to the meeting, notice of the meeting must be published in the official gazette (Diario Oficial de la Federacion) or in a newspaper of general circulation in Mexico City. Stockholders' meetings may be held without such publication provided that 100.0% of the outstanding Shares with voting rights on the matters to be addressed by such meeting are represented.

     From the moment that a call for a stockholders' meeting is made public, all the information related to the meeting must be available to the stockholders. In order to attend a stockholders' meeting, a stockholder must request and obtain an admission card by furnishing, at least 24 hours before the time set for holding the stockholders' meeting, appropriate evidence of ownership of Shares in us and depositing such Shares with our corporate secretary or with an institution authorized to accept such deposit. If so entitled to attend the meeting, a stockholder may be represented by proxy signed before two witnesses. Additionally, the stockholder may be represented at the stockholders' meetings by a person named by proxy, on a printed form that we issue, which, under Mexican law, must identify our company and indicate clearly the matters to be addressed in the meeting, with enough space for the instructions that the shareholder specifies. We are obliged to make information on the upcoming meeting available to the intermediaries in the stock market, for the time specified in Article 173 of the Mexican Law, in order to give the intermediaries time to send it to the stockholders they represent. The Secretary of the Board must verify that this requirement is met and report on this matter at the Shareholders Meeting. See "--Registration and Transfer."

Members of the Board

     Under the Mexican Companies Law, a Board of Directors must conform to the following requirements:

          (i)  The Board must have no more than 20 members;

         (ii) For every member of the Board, an alternate member of the Board must be named;

         (iii) The Audit Committee must be presented at a Stockholders Meeting; and

         (iv) Commissaries must be present at all meetings of the board and at all sessions of intermediate committees to which the Board delegated any responsibility.

     Because the above standards are not formally required by our bylaws, failure to meet these standards will not constitute grounds for judicial action challenging any act, contract, or agreement undertaken by the Board, an intermediate committee or other delegated authority. Furthermore, such standards will not be mandatory for the validity or existence of such acts.

     The Board of Directors must meet at least every 3 months at our address or any other place in the Mexican Republic and on the dates that the Board determines. Meetings previously scheduled in accordance with a schedule pre-approved by the Board do not need to be called. Meetings must be called by at least 25% of the members of the Board, the Chairman of the Board, the Vice-Chairman of the Board or in the case of a statutory auditor, the Secretary or the alternate Secretary of the Board. Members of the Board must be notified via e-mail or in writing at least five calendar days in advance of a meeting. The Commissaries must be called to every meeting of the Board, where they have the right to speak, but not the right to vote.

Statutory Auditors

     As determined by Mexican law, the statutory auditor's role is to verify information on the company, to audit its operations and to report on the company to shareholders at the annual shareholders meeting. Any shareholder with at least 10% of our capital stock-even a shareholder without the right to vote-has the right to designate a statutory auditor. In the case of a statutory auditor appointed by a minority of shareholders, the majority may revoke that appointment provided that it revokes the appointment of all other statutory auditors as well. A statutory auditor does not need to be a shareholder and maintains his or her position for one year, but may continue to fulfill his or her duties until the replacement takes over the position. A statutory auditor may be reelected. A substitute statutory auditor may assume the duties of any statutory auditor who, for any reason, cannot perform his or her duties.

Dividends and Distributions

     At the annual ordinary general stockholders' meeting, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the Board, to the holders of Series B Shares for their consideration. The holders of Series B Shares, once they have approved the financial statements, determine the allocation of our net profits, if any, for the preceding year. They are required by law to allocate 5.0% of such net profits to a legal reserve, which is not thereafter available for distribution until the amount of the legal reserve equals 20.0% of our historical capital stock (before giving effect to the restatement thereof in constant pesos). As of December 31, 2002, our legal reserve fund was equal to at least 20.0% of our paid-in capital stock. Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the stockholders determine, including a reserve for the repurchase of our Shares. The remaining balance of net profits, if any, is available for distribution as dividends. No dividends may be paid, however, unless losses for prior fiscal years have been paid up or absorbed.

     Holders of Units and B Units and, accordingly, holders of ADSs will have equal rights, on a per Share basis, to dividends and other distributions, including any distributions we make upon liquidation. Partially paid Units or Shares participate in any distribution to the extent that such Units or Shares have been paid at the time of the distribution or, if not paid, only with respect to the proportion paid.

Changes in Capital Stock

     An increase of capital stock may generally be effected through the issuance of new Units or Shares for payment in cash or in kind, by capitalization of indebtedness or by capitalization of certain items of stockholders' equity. An increase of capital stock generally may not be effected until all previously issued and subscribed Units or Shares of capital stock have been fully paid. Generally, a reduction of capital stock may be effected to absorb losses, to redeem Units or Shares, or to release stockholders from payments not made. A reduction of capital stock to redeem Units or Shares is effected by reimbursing holders of Units or Shares pro rata or by lot. Stockholders may also approve the redemption of fully paid Units or Shares with retained earnings. Such a redemption would be effected by a repurchase of Units or Shares on the Mexican Stock Exchange (in the case of Units or Shares listed thereon) and would be subject to the limitation that the Series L Shares may not at any time represent more than 25.0% of our capital stock.

     Except under limited circumstances, the bylaws require that any capital increase effected pursuant to a capital contribution be represented by new Series B Shares and Series L Shares in proportion to the number of Shares of each such Series outstanding.

     The fixed portion of our capital stock may only be increased or decreased by resolution of a general extraordinary meeting and an amendment to the bylaws, whereas the variable portion of our capital stock may be increased or decreased by resolution of a general ordinary meeting. See "--Other Provisions--Fixed and Variable Capital."

     No resolution by the stockholders is required for decreases in capital stock resulting from exercise of our right to withdraw variable shares or from our repurchase of our own Shares or for increases in capital stock resulting from our sale of Shares we previously purchased. See "--Other
Provisions--Purchase by the Company of its Shares" and "--Other
Provisions--Appraisal Rights."

     In order for any capital increase for payment in cash to take place, holders of at least 85.0% of the Trust Shares must instruct the trustee of the Control Trust to vote in favor of such capital increase.

Preemptive Rights

     Except in certain limited circumstances, in the event of a capital increase through the issuance of new Shares for payment in cash or in kind, a holder of existing Shares of a given Series at the time of the capital increase has a preferential right to subscribe for a sufficient number of new Shares of the same Series to maintain the holder's existing proportionate holdings of Shares of that Series or, in the event of a capital increase through the issuance of limited-voting or non-voting stock only, to subscribe for a sufficient number of the shares to be issued to maintain the holder's existing proportionate holdings of our capital stock. Preemptive rights must be exercised within 15 days following the publication of notice of the capital increase in the Diario Oficial de la Federacion (Official Gazette) or following the date of the stockholders' meeting at which the capital increase was approved if all stockholders were represented at such meeting; otherwise such rights will lapse. Under Mexican law, preemptive rights cannot be waived in advance by a stockholder, except under limited circumstances and cannot be represented by an instrument that is negotiable separately from the corresponding share. The Robinson Bours Stockholders, including the Selling Stockholders, have waived all preemptive rights with respect to the Series B Shares and Series L Shares comprised in the Units underlying the ADSs being offered in the Global Offering. Holders of ADRs that are U.S. persons or are located in the United States may be restricted in their ability to participate in the exercise of preemptive rights. See "Description of American Depositary Receipts--Dividends, Other Distributions and Rights."

Foreign Investment Legislation

     Ownership by foreigners of shares of Mexican companies is regulated by the Ley de Inversion Extranjera (the "Foreign Investment Law") and by the Reglamento de la Ley para Promover la Inversion Mexicana y Regular la Inversion Extranjera (the "Foreign Investment Regulations"). The Ministry of Commerce and Industrial Development and the Foreign Investment Commission are responsible for the administration of the Foreign Investment Law.

     The Foreign Investment Law reserves certain economic activities exclusively for the Mexican state and certain other activities exclusively for Mexican individuals or Mexican corporations and limits the participation of foreign investors to certain percentages in regard to enterprises engaged in activities specified therein. Foreign investors may own up to 100% of the capital stock of Mexican companies or entities, except for companies (i) engaged in reserved activities as referred to above or (ii) with assets exceeding an amount to be established annually by the Foreign Investment Commission (which has been set at Ps.394 million), in which case an approval from the Foreign Investment Commission will be necessary in order for foreign investment to exceed 49% of the capital stock. Mexican and non-Mexican nationals will be entitled to hold and to exercise the rights of a holder of the Units, the Series B Shares and the Series L Shares. The Robinson Bours Stockholders have advised us that they intend to maintain a control position directly in the form of B Units. Pursuant to our bylaws, foreigners may only own Series B Shares up to 49.0% of such series.

Other Provisions

     Fixed and Variable Capital. As a sociedad anonima de capital variable, we are permitted to issue shares constituting fixed capital and shares constituting variable capital. The issuance of variable capital shares, unlike the issuance of fixed capital shares, does not require an amendment of the bylaws, although it does require approval at a general ordinary stockholders' meeting.

     Under our bylaws and CNBV regulations, variable capital may not be greater than ten times the minimum fixed portion of our capital stock (the "Minimum Capital") specified in the bylaws. No shares representing variable capital are currently outstanding or will be issued in connection with the Global Offering. The outstanding variable capital shares, if any, may be fully withdrawn by the holders thereof. Except as otherwise provided under "--Appraisal Rights" below, the Minimum Capital cannot be withdrawn. A holder of variable capital stock that wishes to effect a total or partial withdrawal of such stock is required to notify us in an authenticated written notice to that effect. If notice of withdrawal is received prior to the last quarter of the fiscal year, the withdrawal becomes effective at the end of the fiscal year in which the notice was given. Otherwise, the withdrawal becomes effective at the end of the following fiscal year.

     Redemption of our variable capital stock is made at the lower of (i) 95.0% of the average share price quoted on the Mexican Stock Exchange during the 30 business days prior to the date on which the withdrawal is to become effective or (ii) the book value per variable capital share as calculated from our financial statements (as approved at a general ordinary stockholders' meeting) for the fiscal year at the end of which the withdrawal is to become effective. Any such amount to be paid by us would become due on the day following the general ordinary stockholders' meeting referred to in clause (ii) above.

     Forfeiture of Shares. As required by Mexican law, the bylaws provide that our current and future foreign stockholders are formally bound to the Mexican Ministry of Foreign Relations (Secretaria de Relaciones Exteriores) to consider themselves as Mexican nationals with respect to our Units and Shares that they may acquire or of which they may be owners, and with respect to the property, rights, concessions, participations or interests that we may own or rights and obligations that are based on contracts to which we are party with the Mexican authorities, and not to invoke the protection of their government under penalty, should they do so, of forfeiting to the Mexican State the corporate participation that they may have acquired. In the opinion of Franck, Galicia, Duclaud y Robles, S.C., our special Mexican counsel, under this provision a non-Mexican stockholder (including a non-Mexican holder of ADSs) is deemed to have agreed not to invoke the protection of his own government by requesting such government to interpose a diplomatic claim against the Mexican government with respect to the stockholder's rights as a stockholder, but is not deemed to have waived any other rights it may have with respect to its investment in us, including any rights under U.S. securities laws. If the stockholder should invoke such governmental protection in violation of this agreement, its Units could be forfeited to the Mexican State. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of capital stock by foreign investors.

     Exclusive Jurisdiction. Our bylaws provide that legal actions relating to any conflict between our shareholders and us, or among the shareholders in connection with matters related to us, may be brought only in courts in Mexico City.

     Duration. The duration of our existence under the bylaws is indefinite.

     Repurchase of our own Shares. We may repurchase our Units on the Mexican Stock Exchange at any time at the then-prevailing market price. Any repurchases will be charged to the Stockholders Equity as long as these shares belong to the same company, or to the Capital Stock in the event that we convert these shares to treasury stock, and in this last case no resolution of the Stockholders meeting is required. At each annual ordinary stockholders meeting, the maximum amount of resources that may be used to repurchase shares will be expressly defined. The Board of Directors will name the persons responsible for the operation of the repurchase process. The shares that belong to the Treasury Stock or us can be resold among the public stockholders; in the latter case, no resolution of a Shareholders meeting is necessary for an increase in capital. The economic and voting rights corresponding to such repurchased Units or Shares may not be exercised during the period in which such Units or Shares are owned by us, and such Units or Shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any stockholders' meeting during such period. Any repurchase of our own Units or Shares is subject to the limitation that the Series L Shares may not at any time represent more than 25.0% of our capital stock.

     Repurchase in the Event of Delisting. In the event that the registration of our Units or Shares in the Securities Section of the RNVI is canceled, whether upon our request or pursuant to a resolution adopted by the CNBV, our bylaws and CNBV regulations require that our controlling stockholders make a public offer to purchase the Units or Shares owned by minority holders. Unless a different price is approved by the CNBV, the Units or Shares must be purchased by such controlling stockholders at the higher of (i) the average quotation price of the Units or Shares for the 30 days prior to the date of the offer or (ii) the book value of the Units or Shares, as reflected in the last quarterly report filed with the CNBV and the Mexican Stock Exchange prior to the date of the offer. Under the bylaws, our majority stockholders are not required to purchase the Units or Shares owned by minority holders if holders of all the outstanding shares of the Company approve the cancellation of the registration of the Shares with the RNVI.

     Non-Subscribed Shares. With prior authorization of the CNBV, we may issue non-subscribed shares, provided that such shares will be held by a depositary institution and that there is compliance with the conditions of article 81 of the Ley del Mercado de Valores. In any Extraordinary Shareholders Meeting at which this issuance of non-subscribed Shares is approved, the preference rights established by article 132 of the Ley General de Sociedades Mercantiles must be respected. With a quorum at the meeting, the approval of the issuance will take effect, even with respect to stockholders that were not present at the meeting, such that we will be free to issue these shares with no prior publication. When a minority of Shareholders representing at least 25% of the voting capital stock, vote against the issuance of these shares, such issuance can not be made. Any stockholder that votes against this issuance at the Shareholders meeting will have the right to request that we sell its shares before issuing the new non-subscribed shares. In such event, we will have the obligation to sell first the shares belonging to such stockholders, at the same price that the non-subscribed shares are to be offered to the public.

     Stockholder Conflicts of Interest. Under Mexican law, any stockholder that has a conflict of interest with respect to any transaction must abstain from voting thereon at the relevant stockholders' meeting. A stockholder that votes on a business transaction in which its interest conflicts with that of ours may be liable for damages if the transaction would not have been approved without such stockholder's vote.

     Board Member Conflicts of Interest. Under Mexican law, any member of the Board of Directors who has a conflict of interest with us in any transaction must disclose such fact to the other members of the Board of Directors and abstain from voting. Any member of the Board of Directors who violates such provision may be liable for damages caused to us. Additionally, members of the Board of Directors and statutory auditors may not represent other stockholders at any stockholders' meeting.

     Appraisal Rights. Whenever the stockholders approve a change of corporate purpose, a change in our nationality or transformation from one type of corporate form to another, any stockholder entitled to vote on such change or transformation who has voted against it has the right to withdraw from us and receive the amount calculated as specified under Mexican law attributable to its Shares, provided such stockholder exercises its right to withdraw within 15 days following the adjournment of the meeting at which the change or transformation was approved. Under Mexican law, the amount that a withdrawing stockholder is entitled to receive is equal to its proportionate interest in our capital stock according to the most recent balance sheet that has been approved by an ordinary general meeting of stockholders. Because the Series L Shares may not vote with respect to a change of corporate purpose or change of nationality, appraisal rights with respect to such changes are not available to holders of Series L Shares.

     Actions Against Directors. Under Mexican law, an action for civil liabilities against members of the Board of Directors may be initiated by resolution of an ordinary stockholders' meeting. In the event the ordinary stockholders' meeting decides to bring such an action, the persons against whom such action is brought will immediately cease to be members of the Board of Directors. Additionally, stockholders representing not less than 33.0% of our outstanding Shares may directly take such action against members of the Board of Directors, provided that (i) such stockholders have not voted against taking such action at the relevant stockholders' meeting and (ii) the claim in question covers damage alleged to have been caused to us and not merely to the individual plaintiffs. Any recovery of damages with respect to such action will be for our benefit and not for the stockholders bringing the action.

Exchange Controls

     Ownership by foreigners of Mexican companies is regulated by Foreign Investment Law and by the Foreign Investment Regulations. The Ministry of Commerce and Industrial Development and the Foreign Investment Commission are responsible for the administration of the Foreign Investment Law.

     The Foreign Investment Law reserves certain economic activities exclusively for the Mexican state and certain other activities exclusively for Mexican individuals or Mexican corporations and limits the participation of foreign investors to certain percentages in regard to enterprises engaged in activities specified therein. Foreign investors may own 100% of the capital stock of Mexican companies or entities, except for companies (i) engaged in reserved activities as referred to above or (ii) with assets exceeding an amount to be established annually by the Foreign Investment Commission (which has been set at Ps.411.3 million), in which case an approval from the Foreign Investment Commission shall be necessary in order for foreign investment to exceed 49% of the capital stock. Mexican and non-Mexican nationals will be entitled to hold and to exercise the rights of a holder of the Units, the Series B Shares and the Series L Shares. The Robinson Bours Stockholders have advised us that they intend to maintain a control position directly in the form of B Units. Pursuant to our bylaws, foreigners may only own Series B Shares up to 49% of such Series.

Taxation

     The following is a general summary of the principal U.S. federal tax consequences of the acquisition, ownership and disposition of Units or ADSs to a holder that is a citizen or resident of the United States or a U.S. domestic corporation or a person that is otherwise subject to U.S. federal income tax on a net income basis in respect of the Units or ADSs (a "U.S. Holder"). This discussion also summarizes the principal Mexican federal tax consequences of the acquisition, ownership and disposition of units or ADSs by a holder that is not a Mexican Resident (as defined below). This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase Units or ADSs. In particular, the summary deals only with U.S. Holders that will hold Units or ADSs as capital assets and does not address the tax treatment of U.S. Holders that own (or are deemed to own) 10% or more of our voting shares or that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, persons that will hold Units or ADSs as a position in a "straddle" for tax purposes and persons that have a "functional currency" other than the U.S. dollar.

     The summary is based upon tax laws of the United States and Mexico as in effect on the date hereof, which are subject to change, and such changes may have retroactive effect. Prospective purchasers of Units or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of Units or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

     A Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, and a Protocol thereto, between the United States and Mexico (the "Tax Treaty") took effect on January 1, 1994. The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

     In general, for U.S. federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the beneficial owners of the Units represented by those ADSs.

Taxation of Dividends

     U.S. Tax Considerations. Cash dividends paid with respect to Units or Units represented by ADSs to the extent paid out of our earnings and profits (as determined under U.S. federal income tax principles) will be included in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the U.S. Holder, in the case of Units, or the Depositary, in the case of Units represented by ADSs, and will not be eligible for the dividends-received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended (the "Code"). Dividends paid in pesos will be included in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. Holder, in the case of Units, or the Depositary, in the case of Units represented by ADSs (regardless of whether such pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of the Units or ADSs after December 31, 2002 and before January 1, 2009 is subject to taxation at a maximum rate of 15%. U.S. holders should consult their own tax advisors regarding the availability of this reduced dividends tax rate in light of their own particular circumstances. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received which are converted into U.S. dollars on a date subsequent to receipt.

     Distributions to U.S. Holders of additional Units or preemptive rights relating to Units with respect to their Units or ADSs that are made as part of a pro rata distribution to all of our stockholders generally will not be subject to U.S. federal income tax.

     A holder of Units or ADSs that is, with respect to the United States, a foreign corporation or nonresident alien individual (a "Non-U.S. Holder") generally will not be subject to U.S. federal income or withholding tax on dividends received on such Units or such ADSs, unless such income is effectively connected with the conduct by such holder of a trade or business in the United States.

     Mexican Tax Considerations. Dividends, either in cash or in any other form, paid with respect to the Shares constituting the Units or the ADSs will not be subject to Mexican withholding tax.

Taxation of Capital Gains

     U.S. Tax Considerations. Gain or loss realized by a U.S. Holder on the sale or other disposition of Units or ADSs generally will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. Holder's basis in the Units or ADSs and the amount realized on the disposition. Gain or loss recognized by a U.S. Holder on the sale or other disposition of Units or ADSs will generally be long-term gain or loss if, at the time of disposition, the U.S. Holder has held the Units or ADSs for more than one year.

     Long-term capital gain recognized by a U.S. holder that is an individual is subject to lower rates of federal income taxation than ordinary income or short-term capital gain. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes.

     Gain realized by a U.S. Holder on a sale or other disposition of Units or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the Units, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the Units.

     Deposits and withdrawals of Units by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

     A Non-U.S. Holder of Units or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of Units or ADSs, unless
(i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

     Mexican Tax Considerations. Gain on the sale or other disposition of ADSs by holders who are not Mexican Residents (as defined below) will not be subject to Mexican income tax. Deposits of Units in exchange for ADSs and withdrawals of Units in exchange for ADSs will not give rise to Mexican income tax.

     Gain on the sale of Units by a holder who is not a Mexican Resident (as defined below) will not be subject to Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Mexican Ministry of Finance, and provided certain requirements set forth by the Mexican Income Tax Law are complied with. Sales or other dispositions of Units made in other circumstances generally would be subject to Mexican tax, except to the extent that a holder is eligible for benefits under an income tax treaty to which Mexico is a party. Under the Tax Treaty, gain on the sale or other disposition of Units by a U.S. resident (if eligible for benefits under the Tax Treaty) who is a holder of less than 25% of our capital stock during the 12-month period preceding such sale or disposition will not be subject to Mexican tax, unless (i) 50% or more of the fair market value of our assets consist of "immovable property" (as defined in the Tax Treaty) situated in Mexico, or (ii) such gains are attributable to a permanent establishment or fixed base of such U.S. resident in Mexico.

     For a holder that is not a Mexican Resident and that does not meet the requirements referred to above, gross income realized on the sale of Units will be subject to a 5% Mexican withholding tax if the transaction is carried out through the Mexican Stock Exchange. Alternatively, a holder that is not a Mexican Resident can choose to be subject to a 20% withholding rate on the net gain obtained, as calculated pursuant to Mexican Income Tax Law provisions.

     The Mexican tax rules governing the taxation of gains of holders who are not Mexican Residents on dispositions of their shares or ADSs were amended during 2002. Holders who are not Mexican Residents who disposed of their Units or ADSs during 2002 should consult their own Mexican tax advisors on the Mexican tax treatment of such dispositions.

     For purposes of Mexican taxation (Ley del Impuesto sobre la renta), an individual is a resident of Mexico (a "Mexican Resident") if he or she has established his or her home in Mexico, unless he or she has resided in another country for more than 183 days, whether consecutive or not, during a calendar year and can demonstrate that he or she has become a resident of that country for tax purposes. A legal entity is a Mexican Resident if it has been incorporated under Mexican law. A company is also considered to be a Mexican Resident if its headquarters are located in Mexico. A Mexican citizen is presumed to be a resident of Mexico for tax purposes unless such person can demonstrate otherwise. If a person is deemed to have a permanent establishment or fixed base in Mexico for tax purposes, such permanent establishment or fixed base shall be required to pay taxes in Mexico on income attributable to such permanent establishment or fixed base, in accordance with applicable tax laws.

U.S. Backup Withholding and Information Reporting

     A U.S. Holder of Units or ADSs may, under certain circumstances, be subject to "backup withholding" with respect to certain payments to such U.S. Holder, such as dividends paid by us or the proceeds of a sale of Units or ADSs, unless such holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the U.S. Holder's U.S. federal income tax liability. While Non-U.S. Holders generally are exempt from backup withholding, a Non-U.S. Holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

Other Mexican Taxes

     There are no Mexican inheritance, succession or similar taxes applicable to the ownership, transfer or disposition of ADSs or Units by holders that are not Mexican Residents; provided, however, that gratuitous transfers of Units may in certain circumstances cause a Mexican federal tax to be imposed on the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of ADSs or Units. Brokerage fees on securities transactions carried out through the Mexican Stock Exchange are subject to a 15% valued added tax.

Documents on Display

     The documents concerning us which are referred to in this document are available at the our company headquarters, located at Ave. Tecnologico No.401, Cd. Industrial, Celaya, Guanajuato, 38010, Mexico, for any inspection required. Part of this information is available on our web page, at www.bachoco.com.mx.

ITEM 11.  Quantitative and Qualitative Disclosures About Market Risk

     In the normal course of our business, we hold or issue various financial instruments that expose us to financial risks involving fluctuations in currency exchange rates and interest rates. Also, we are exposed to commodity price risk in connection with fluctuations in the prices for our feed ingredients.

Currency Fluctuation

     Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to our debt obligations and other expenses which are denominated in U.S. dollars. Since we have significant liabilities denominated in U.S. dollars, we are exposed to foreign exchange losses when the peso declines in value against the U.S. dollar. The peso has been subject to significant volatility in the past and may be subject to significant fluctuations in the future.

     All of our sales are priced in Mexican pesos, and we have significant expenses in U.S. dollars. A significant portion of our feed purchases are priced in U.S. dollars, and other purchases may be influenced by U.S. dollar prices. A devaluation of the peso will accordingly affect our earnings. In addition, the Mexican peso exchange rate can directly and indirectly impact our results of operations and financial position in several manners, including potential economic recession in Mexico resulting from a devalued peso.

     Most of our debt is denominated in U.S. dollars. We experienced foreign exchange losses of Ps.4.0 million in 2000. In 2001 and 2002, we had foreign exchange gains of Ps.13.6 million and Ps.41.5 million, respectively.

     No assurance can be given as to the future valuation of the Mexican peso and how further movements in the peso could affect our future earnings.

     We manage our exchange rate exposure primarily through management of our financial structure, specifically by maintaining most of our debt through long-term debt instruments. We engage in only limited hedging of our exposure to foreign exchange risk, since hedging instruments have historically not been economically feasible. We plan over a six-month period into the future and, depending on the expected uncertainty for that period, decide if it is economically advisable to purchase or sell any hedging instrument.

     During 2001 we signed forward contracts to hedge against exchange rate losses attributable to feed purchases we made in U.S. dollars. The contracts expired in 2002. As of December 2001, the outstanding forward contracts amounted to $15.0 million (Ps.147.7 million), valued at the closing exchange rate. The exchange rate differences was incorporated into the results of operations as part of the comprehensive cost of financing.

     We entered into put options of Mexican peso futures in the Chicago market that expired in December 2002. As a result of the expiration and exercise of such options, as of December 31 2002, we have a short position on 250 Mexican peso futures contracts that expire in June 2003, with a market value gain of U.S.$190.7 million and a long position on 250 Mexican peso futures contracts expiring in January 2003 with a market value of U.S.$171.9 million. The positive difference of U.S.$18.7 million (Ps.194.9 million) was credited to results of operations as part of the comprehensive cost of financing.

     Based on our position in December of 2002, we estimate that a hypothetical 10% devaluation of the Mexican peso against the U.S. dollar would result in exchange losses of Ps.8.8 million and an increase of Ps.0.2 million in our annual interest expenses.

Interest Rates

         Our earnings may also be affected by changes in interest rates due to the impact those changes have on our variable-rate debt instruments. As of December 31, 2002, we had borrowings of approximately Ps.191.0 million pursuant to variable rate debt instruments, representing approximately 1.7% of our total assets.

     Based on our position on December 31, 2002, we estimate that a hypothetical interest rate variation of 250 basis points on our U.S. dollar denominated debt would result in increased interest expenses of approximately Ps.0.2 million per annum. Any such increase would likely be offset by an increase in interest income due to our significant cash and cash equivalent position.

Feed Ingredients

     The largest single component of our cost of sales is the cost of ingredients used to prepare feed, including principally, sorghum, soymeal, corn, fishmeal, meatmeal and, for certain chicken products, marigold extract. The price of these ingredients is subject to significant volatility resulting, among other factors, from weather, the size of harvests, transportation and storage costs, governmental agricultural policies and currency exchange rates. In order to reduce the potential adverse effect of grain price fluctuations, we vary the composition of our feed to take advantage of current market prices for the various types of ingredients used.

     Previously, we took advantage of the lower cost of feed ingredients available from Mexican sources and increased the portion of our total needs that we source locally, from approximately 40% in 1995 to approximately 60% in 1999. We believe that local feed, particularly sorghum, is of superior quality compared to imported feed ingredients. In addition, the use of local feed allows us to save on transportation costs and import duties. Our feed costs were favorably affected by changes in the Mexican government's agricultural policy, beginning in 1991, that eliminated price supports for domestic farmers and reduced procedural restrictions on importing grains, and by the reduction in tariffs with the implementation of NAFTA beginning in 1994.

     However, this trend reversed in 2000, when only 45.0% of feed ingredients were purchased from local sources. The change occurred mainly because grain for the acquired Grupo Campi complexes is supplied from international markets due to a lack of domestic supply in southern Mexico. In general, costs of domestic feed ingredients tend to follow the international markets, although cost adjustments do not occur simultaneously. In 2001, we purchased approximately 40.6% of feed ingredients from local sources, while in 2002 we purchased approximately 30.1% of feed ingredients from local sources.

     Based on results for 2002, we estimate that a hypothetical variation of 10% in the cost of feed ingredients would have an impact of Ps.432.8 million, or 5.6%, on total cost of sales.

ITEM 12.  Description of Securities Other Than Equity Securities.

          Not applicable.

PART II.

ITEM 13.  Default, Dividend, Arrearages and Delinquencies.

          None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

          None.

ITEM 15.  Controls and Procedures

     Within the 90 days prior to the date of this report, we carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

     There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of such evaluation.



ITEM 16. (Reserved)

PART III.

ITEM 17.  Financial Statements.

          Not applicable.

ITEM 18.  Financial Statements.

          See pages F-1 through F-37, incorporated herein by reference.

ITEM 19.  Exhibits.

          Documents filed as exhibits to this Form 20-F:

   Exhibit No.                                                    Description
   -----------                                                    -----------
      1.1           Bylaws (estatutos sociales) of Industrias Bachoco, S.A. de C.V. (together with an English translation)
                    (incorporated by reference on our registration statement on Form F-1 filed on August 22, 1997 (File No.
                    333-7472)).

      2.1           Form of Deposit Agreement, among Industrias Bachoco, S.A. de C.V., the Depositary and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary
                    Receipt (incorporated by reference on our registration statement on Form F-1 filed on August 22, 1997
                    (File No. 333-7472)).

      2.2           Trust Agreement, dated April 1, 1995, among Banco
                    Internacional, S.A., Institucion de Banca Multiple, Grupo
                    Financiero Prime Internacional, as trustee, and the stockholders of the Company named therein, together with an English translation, (incorporated by reference on our registration statement on Form F-1 filed on August 22, 1997
                    (File No. 333-7472)).

      2.3           Trust Agreement, dated August 20, 1997, among Banco
                    Internacional, S.A., Institucion de Banca Multiple, Grupo
                    Financiero Bital, as trustee, and the stockholders of the Company named therein, together with an English translation, (incorporated by reference on our registration statement on Form F-1 filed on August 22, 1997 (File No. 333-7472)).

      8.1           Significant Subsidiaries.

      12.1          Certification of the Chief Executive Officer and Chief Financial Officer of the accuracy and completeness of this Form 20-F.
