Form 20-F
period 2003-12-31
INDUSTRIAS BACHOCO SA DE CV
filed 2004-06-29
CIK 1044896

As Filed with the Securities and Exchange Commission on June 29, 2004
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 20-F

                            ------------------------

                                  ANNUAL REPORT
                       PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003

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

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                Name of each exchange
            Title of each class                  on which registered
    -----------------------------------     -------------------------------
        American Depositary Shares,             New York Stock Exchange
       each representing six Units,
    each Unit consisting of one Series
      B Share and one Series L Share.

Securities Registered or to be Registered pursuant to Section 12(g) of the Act:
None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                   Series B Capital Stock    450,000,000 Shares
                   Series L Capital Stock    150,000,000 Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [_]

Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 [_] Item 18 [X]

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PART I

  ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.............1
  ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE...........................1
  ITEM 3.    KEY INFORMATION...................................................1
  ITEM 4.    INFORMATION ON THE COMPANY.......................................11
  ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................28
  ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................40
  ITEM 7.    MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS................51
  ITEM 8.    FINANCIAL INFORMATION............................................53
  ITEM 9.    THE OFFER AND LISTING............................................54
  ITEM 10.   ADDITIONAL INFORMATION...........................................57
  ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
               RISK...........................................................72
  ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...........74

PART II

  ITEM 13.   DEFAULT, DIVIDEND, ARREARAGES AND DELINQUENCIES..................74
  ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
               AND USE OF PROCEEDS............................................74
  ITEM 15.   CONTROLS AND PROCEDURES..........................................74
  ITEM 16.   [RESERVED].......................................................74
  ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.................................74
  ITEM 16B.  CODE OF ETHICS...................................................74
  ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES...........................75
  ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.......75
  ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
               PURCHASERS.....................................................75

PART III

  ITEM 17.   FINANCIAL STATEMENTS.............................................75
  ITEM 18.   FINANCIAL STATEMENTS.............................................75
  ITEM 19.   EXHIBITS.........................................................76
  INDEX OF EXHIBITS...........................................................78

      Industrias Bachoco, S.A. de C.V. is a holding company with no operations other than holding the stock of its subsidiaries. Its principal operating subsidiary is Bachoco, S.A. de C.V. ("BSACV"), which owns the principal operating assets of Industrias Bachoco, S.A. de C.V. and accounted for 94.6% of consolidated total assets on December 31, 2003. References herein to "Bachoco," "we," "us," "our" or the "Company" are, unless the context requires otherwise, to Industrias Bachoco, S.A. de C.V. and its consolidated subsidiaries as a whole.

      We are incorporated under the laws of the United Mexican States ("Mexico"), and all of our operations are in Mexico. Our principal executive offices are located at Avenida Tecnologico No. 401, Ciudad Industrial C.P. 38010, Celaya, Guanajuato, Mexico, and our telephone number is (011) (52) (461) 618-3500.

                           Presentation of Information

      We publish our financial statements in Mexican pesos and present our financial statements in accordance with generally accepted accounting principles in Mexico ("Mexican GAAP"). Mexican GAAP requires restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented. Except as otherwise indicated, all data in both the financial statements included below in Item 18 (which together with the attached notes constitute the "consolidated financial statements") and the selected financial information included throughout this Form 20-F (this "Annual Report") have been restated in constant pesos as of December 31, 2003.

      Mexican GAAP differs in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP"). For a discussion of certain significant differences between Mexican GAAP and U.S. GAAP as they relate to us, together with a reconciliation of operating income, net income and total stockholders' equity to U.S. GAAP, and a condensed statement of cash flows under U.S. GAAP, see Note 17 to the consolidated financial statements. The effect of price-level restatement under Mexican GAAP has not been reversed in the reconciliation to U.S. GAAP. See Note 17 to the consolidated financial statements.

      References herein to "U.S. dollars," "U.S.$" or "$" are to the lawful currency of the United States. References herein to "pesos" or "Ps." are to the lawful currency of Mexico. This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps.11.242 to U.S.$1.00, the exchange rate on December 31, 2003.

      Certain other terms are defined the first time that they are used in this Annual Report.

      Certain figures set forth herein may not reflect the exact amount due to rounding.

      As used herein, the term "tonnes" refers to metric tons of 1,000 kilograms (equal to 2,204.6 pounds) and the term "billion" refers to one thousand million (1,000,000,000). One square meter is equivalent to 10.764 square feet.

                                   Market Data

      This Annual Report contains certain statistical information regarding the Mexican chicken, beef, egg, feed and swine markets and our market share. We have obtained this information from a variety of sources, including the producers' associations Union Nacional de Avicultores ("UNA"); Consejo Nacional Agropecuario ("CNA") and Consejo Mexicano de Porcicultura ("CMP"), as well as Banco de Mexico ("Mexican Central Bank"); Secretaria de Agricultura, Ganaderia, Desarrollo Rural, Pesca y

Alimentos ("Ministry of Agriculture, Livestock, Rural Development, Fishing and Food" or "SAGARPA") and publications of the U.S. Department of Agriculture ("USDA"). The producers' associations rely principally on data provided by their members. Information for which no source is cited was prepared by us on the basis of our knowledge of the Mexican chicken, egg, feed and swine markets and the wide variety of information available regarding these markets. The methodology and terminology used by different sources are not always consistent, and data from different sources are not readily comparable.

                           Forward-Looking Statements

      We may from time to time make written or oral forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to stockholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by one of our officers, directors or employees to analysts, institutional investors, representatives of the media and others.

      Examples of such forward-looking statements include, but are not limited to: (i) projections of revenues, income (or loss), earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios; (ii) statements of our plans, objectives or goals or those of our management, including those relating to new contracts; (iii) statements about future economic performance and (iv) statements of assumptions underlying such statements. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

      Forward-looking statements involve inherent risks and uncertainties, and a number of unexpected changes could cause actual results to deviate from our plans, objectives, expectations, estimates and intentions. We recognize that the accuracy of our predictions and our ability to follow through on our intentions depend on factors beyond our control. The potential risks are many and varied, but include unexpected changes in:

      o     economic, weather and political conditions;

      o     raw material prices;

      o     competitive conditions; and

      o     demand for chicken, eggs, feed and swine.

                                     PART I

ITEM 1.    Identity of Directors, Senior Management and Advisers

           Not Applicable.

ITEM 2.    Offer Statistics and Expected Timetable

           Not Applicable.

ITEM 3.    Key Information

Selected Financial Data

      The information set forth below is derived from Bachoco's consolidated financial statements, which are included in Item 18. In this disclosure, we explain the figures and year-to-year changes in our consolidated financial statements. Where there appears an ambiguity or discrepancy in the text, you should interpret it in light of the information contained in the consolidated financial statements.

      In preparing the consolidated financial statements, we followed Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 17 to the consolidated financial statements provides a description of the main differences between Mexican GAAP and U.S. GAAP as they relate to us; a reconciliation to U.S. GAAP of total stockholders' equity, net income and operating income, and a condensed statement of cash flows under U.S. GAAP as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003. Our financial statements were prepared pursuant to Bulletin B-10, as amended, and Bulletin B-12, issued by the Mexican Institute of Public Accountants, which became effective on January 1, 1990.

      Bulletin B-10 is designed to account for the effects of inflation on financial disclosures by requiring us:

      o to restate non-monetary assets at current replacement cost or by using the Mexican National Consumer Price Index ("NCPI");

      o     to restate non-monetary liabilities using the NCPI;

      o     to restate the components of stockholders' equity using the NCPI;
            and

      o to record gains or losses in purchasing power that result from the monetary liabilities or assets that we hold.

Bulletin B-10 also requires restatement of all financial statements in constant pesos as of the date of the most recent balance sheet presented. Except as otherwise indicated, we have restated all financial information taken from the financial statements or derived from them, as explained below, in constant pesos as of December 31, 2003. Bulletin B-12 requires that the statement of changes in financial position reconcile the discrepancies between the restated historical balance sheet and the current balance sheet. The effects of price-level restatement under Mexican GAAP have not been reversed in the reconciliation to U.S. GAAP. See Note 17 to the consolidated financial statements.

      Through December 31, 1996, non-monetary assets were valued according to their current replacement cost based on independent appraisals. Effective January 1, 1997, the Fifth Amendment to

Bulletin B-10 modified the method for the restatement of non-monetary assets to account for the effects of inflation. Under the Fifth Amendment, we restate (a) inventory and cost of sales by using replacement cost and (b) property, plant and equipment by applying factors derived from the NCPI.

                                                                  As of and for the year ended December 31,
                                         ------------------------------------------------------------------------------------------
                                            1999            2000            2001            2002            2003           2003(2)
                                         ----------      ----------      ----------      ----------      ----------      ----------
Income Statement Data                               (millions of constant pesos as of December 31, 2003)(1)              (millions
                                                                                                                          of U.S.
                                                                                                                         dollars)(1)
Mexican GAAP:
Net revenues ........................ Ps.   7,054.5   Ps.  10,542.8   Ps.  10,607.9   Ps.  10,769.7   Ps.  10,751.2  U.S.$    956.3
   Cost of sales ....................       5,239.3         7,531.6         7,764.8         7,989.0         8,746.0           778.0
                                         ----------      ----------      ----------      ----------      ----------      ----------
   Gross profit .....................       1,815.1         3,011.2         2,843.1         2,780.7         2,005.2           178.4
   Operating income .................         934.5         1,719.8         1,418.8         1,291.4           432.1            38.4
   Comprehensive financing income ...         134.4           155.6           121.4            14.9           125.1            11.1

   Net income .......................       1,017.3         1,405.0         1,187.8         1,539.4           539.5            48.0
   Net income per Unit(3) ...........           3.41            4.7             3.98            5.16            1.79            0.16

   Net income per ADS(4) ............          20.5            28.3            23.9            31.0            10.7             0.96
   Dividends per Unit(5) ............           0.78            0.63            1.19            0.97            1.02            0.09
   Weighted average Units
     outstanding (thousands) ........     298,078         296,124         297,454         297,898         299,369         299,369
U.S. GAAP:
Net revenues ........................ Ps.   7,054.5   Ps.  10,542.8   Ps.  10,607.9   Ps.  10,769.7   Ps.  10,772.7   U.S.$   958.2
   Cost of sales ....................       5,239.3         7,531.6         7,764.8         7,989.0         8,746.0           778.1
                                         ----------      ----------      ----------      ----------      ----------      ----------
   Gross profit .....................       1,815.1         3,011.2         2,843.1         2,780.7         2,026.7           180.3

   Operating income .................         934.5         1,720.6         1,417.0         1,305.1           467.0            41.5
   Comprehensive financing income ...         134.4           123.2            95.2            11.3           116.4            10.3

   Net income ....................... Ps.   1,059.1   Ps.   1,432.9   Ps.   1,202.5   Ps.   1,557.3   Ps.     503.1   U.S.$    44.7
   Net income per Unit(3) ...........           3.54            4.83            4.04            5.23            1.68            0.15

   Net income per ADS(4) ............          21.3            29.0            24.2            31.4            10.08            0.90
   Dividends per Unit(5) ............           0.78            0.63            1.19            0.97            1.02            0.09

Statement of Financial Position Data
Mexican GAAP:
   Cash and cash equivalents ........ Ps.   1,481.1   Ps.   1,370.8   Ps.   1,285.5   Ps.   1,763.4   Ps.   1,569.2   U.S.$   139.5
   Property, plant and equipment ....       7,232.0         7,202.1         7,470.7         7,414.5         7,804.9           694.3
   Total assets .....................      11,241.5        11,047.9        11,572.1        12,024.3        12,404.8         1,103.4
   Short-term debt(6) ...............       1,240.5           189.9           163.3           122.4            58.1             5.2
   Long-term debt ...................       1,232.7           681.9           171.1            76.2            92.9             8.3
   Stockholders' equity .............       8,100.5         8,030.5         8,680.2         9,850.8        10,059.8           894.8
U.S. GAAP:
   Cash and cash equivalents ........ Ps.   1,481.1   Ps.   1,370.8   Ps.   1,285.5   Ps.   1,763.4   Ps.   1,569.2   U.S.$   139.5
   Property, plant and equipment ....       7,205.2         7,209.0         7,503.63        7,449.3         7,847.0           698.1
   Total assets ..................... Ps.  11,215.2   Ps.  11,054.8   Ps.  11,598      Ps. 12,075.9   Ps.  12,421.3         1,104.9
   Short-term debt(5) ...............       1,240.5           189.9           163.3           122.4            58.1             5.2
   Long-term debt ...................       1,232.7           681.9           171.1            76.2            92.9             8.3
   Stockholders' equity .............       6,833           7,995.2         8,662.7         9,853.9        10,032.2           892.5

Selected Operating Data
   Sales volume (thousands of
     tonnes):
     Chicken ........................         415.7           601.1           662.2           665.4           655.4           655.4
     Eggs ...........................          67.5            70.0            85.6           131.7           132.1           132.1
     Swine ..........................           9.5             9.0             9.0             9.0             8.5             8.5
     Feed ...........................           0.0           292.4           346.0           324.7           316.2           316.2
   Gross margin(%) ..................          25.7%           28.6%           26.8%           25.8%           18.7%           18.7%
   Operating margin(%) ..............          13.2%           16.3%           13.4%           12.0%            4.0%            4.0%
   Net margin(%) ....................          14.4%           13.3%           11.2%           14.3%            5.0%            5.0%
   Total employees ..................      11,215          16,396          18,482          18,306          18,495          18,495

----------
(1)   Except per Unit and per ADS amounts and operating data.
(2) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps.11.242 per U.S. dollar.
(3) Net income per Unit has been computed based on the weighted average number of common shares outstanding.
(4) Net income per ADS has been computed by multiplying net income per Unit by six, to reflect the ratio of six Units per ADS.
(5) Dividends per Unit has been computed by dividing the total amount of dividends paid (in constant pesos as of December 31, 2003) by the weighted average units outstanding.
(6)   Includes notes payable to banks and current portion of long-term debt.

Exchange Rates

      Mexico has had a free market for foreign exchange since 1991. Prior to December 21, 1994, the Mexican Central Bank intervened in the foreign exchange market to keep the peso-U.S. dollar exchange rate within a range prescribed by the Mexican government. In December 1994, the Mexican government suspended intervention by the Mexican Central Bank and allowed the peso to float freely against the U.S. dollar. The peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995.

      In 1996, the peso fell more slowly and was less volatile. Relative stability characterized the foreign exchange markets during the first three quarters of 1997. However, the fall of the Hang Seng Index of the Hong Kong Stock Exchange on October 24, 1997 marked the beginning of a period of increased volatility in the foreign exchange markets, with the peso falling more than 10% in just a few days.

      In 1998, the foreign exchange markets experienced volatility as a result of the financial crisis in Asia and Russia and financial turmoil in other countries, including Brazil and Venezuela. However, in 1999 and 2000 the peso strengthened against the U.S. dollar as a result of better economic expectations, leading to inflows of capital. During 2001, the Mexican peso continued to appreciate during the first eight months of the year, principally as a result of inflows of capital. After the events of September 11th, the volatility of the peso increased. In November and December 2001, however, the peso's volatility subsided and the peso appreciated against the U.S. dollar.

      The Mexican peso remained stable during the first four months of 2002. Its volatility increased, however, during the rest of the year. Growth in the Mexican economy was sluggish in 2002 and the beginning of 2003, and the peso depreciated by 12.2% against the U.S. dollar between December 31, 2001 and December 31, 2002.

      The Mexican peso showed high levels of volatility during the first four months of 2003; it appreciated and remained stable at the middle of the year and in the last four months of the year the Mexican peso increased in its volatility. Overall, the peso declined in 2003 and has continued to decline to date.

      We cannot assure you that the Mexican government will maintain its current policies with respect to the peso, or that the value of the peso will not fluctuate significantly in the future.

      The following table sets forth for the periods indicated the high, low, average and period-end exchange rates for the purchase and sale of U.S. dollars (presented in each case as the average between such purchase and sale rates).

                                                 Exchange Rate(1)
                                         (in current pesos per U.S. dollar)
                                    ------------------------------------------
      Year Ended December 31,         High      Low    Average(2)  Period-End
                                    --------  -------  ----------  -----------
      1998 ......................     10.63      8.04      9.24       9.90
      1999 ......................     10.60      9.24      9.56       9.48
      2000 ......................     10.09      9.18      9.47       9.62
      2001 ......................      9.97      8.95      9.33       9.16
      2002 ......................     10.43      9.00      9.66      10.43
      2003 ......................     11.41     10.11     10.79      11.24

      ----------
      (1) The exchange rates are the noon buying rates in New York City for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate").
      (2)   Average of month-end rates for each period shown.

                                      Exchange Rate(1)
                                     (in current pesos
                                      per U.S. dollar)
                                     -----------------
      Period                           High       Low
                                      ------    ------
      November 2003 ..............     11.40     10.98
      December 2003 ..............     11.17     11.41
      January 2004 ...............     11.10     10.81
      February 2004 ..............     10.91     11.25
      March 2004 .................     11.23     10.92
      April 2004 .................     11.43     11.16
      May 2004 ...................     11.64     11.38

      ----------
      (1) The exchange rates are the noon buying rates in New York City for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York.

Risk Factors

Risks Relating to Mexico, Other Emerging Market Countries and the U.S. Economy

      Economic and political developments in Mexico may adversely affect our business

      Our business operations and assets are located in Mexico. As a result, our business may be significantly affected by the general condition of the Mexican economy, including devaluation of the peso or inflation and high interest rates in Mexico, or by political developments in Mexico.

      Mexico has experienced adverse economic conditions

      Mexico has experienced a prolonged period of slow growth since 2001, primarily as a result of the downturn in the U.S. economy. In 2002, Mexico's gross domestic product, or GDP, increased by 0.9% and inflation increased to 5.7%. In 2003, GDP increased by 1.3% and inflation increased to 3.98%. For 2004, the Mexican government has estimated that GDP growth will be 3.0% and inflation will be between 3.0% and 4.0%, though these estimates may not prove to be accurate.

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

      Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our financial condition and results of operations

      Due to both our purchase of feed ingredients in the United States and our U.S. dollar-denominated indebtedness, we are affected by fluctuations in the value of the peso against the U.S. dollar. In 2003, the peso depreciated against the U.S. dollar by 7.3% at year-end, and the average value of the peso against the U.S. dollar during 2003 was 10.5% lower than in 2002. In 2002, the peso depreciated against the U.S. dollar by 12.2% at year-end, and the average value of the peso against the U.S. dollar during 2002 was 5.0% lower than in 2001. In 2001, the peso appreciated against the U.S. dollar by 5.0% at year-end, and the average value of the peso against the U.S. dollar during 2001 was 1.5% higher than in 2000. The single largest component of our cost of sales, our feed, is comprised partially of ingredients we purchase in the United States, where prices are denominated in U.S. dollars. In addition, the prices of ingredients we purchase in Mexico may be influenced by U.S. commodity markets. Therefore, should the peso fall relative to the U.S. dollar, both the cost of our operations and our debt payments would increase. Any future depreciation or devaluation of the peso may result in further net foreign exchange losses.

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

      Furthermore, fluctuations in the exchange rate between the peso and the U.S. dollar will also affect the U.S. dollar equivalent of the pesos price of the Units (one "Series B Share" and one "Series L Share") on the Mexican Stock Exchange and the price of American Depository Shares ("ADSs") on the New York Stock Exchange. Because we pay cash dividends in pesos, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of American Depository Receipts ("ADRs") upon conversion of such cash dividends by the Depositary.

      High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations

      Mexico has experienced high levels of inflation and high domestic interest rates. The annual rate of inflation, as measured by changes in the National Consumer Price Index was 3.98% in 2003, 5.7% in 2002 and 4.4% for 2001. Inflation for the first four months of 2004 was 1.72% according to the Mexican Central Bank. Interest rates on 28-day Mexican treasury bills, or Cetes, averaged 6.23% during 2003, according to Banamex. On May 11, 2004, the 28-day Cetes rate was 6.94%. High interest rates in Mexico could adversely affect our costs. Our earnings may also be affected by changes in interest rates due to the impact those changes have on our variable-rate debt instruments.

      Political events in Mexico, including the recent transition to a new presidential administration, could affect Mexican economic policy and our operations

      The national elections held in July 2000 ended 71 years of rule by the Institutional Revolutionary Party ("PRI") with the election of President Vicente Fox, a member of the National Action Party ("PAN"), and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. There has been a lack of alignment between the legislature and the President that has resulted in deadlock and has prevented the timely implementation of economic reforms, which we believe has had an adverse impact on the Mexican economy. Further delays may continue to materially adversely affect the Mexican economy and our business.

      Developments in other emerging market countries may adversely affect our business or the market price of our securities

      The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. The recent economic crisis in Argentina did not have a significant adverse effect on the Mexican economy and the value of Mexican securities. We cannot assure you that the market value of our securities will not be adversely affected by events elsewhere, especially in emerging markets.

      Developments in the U.S. economy may adversely affect our business

      Economic conditions in Mexico are heavily influenced by the condition of the U.S. economy due to various factors, including commercial trade pursuant to the North American Free Trade Agreement (NAFTA), U.S. investment in Mexico and emigration from Mexico to the United States. Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition.

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

      The price of feed ingredients is subject to significant volatility

      The largest single component of our cost of sales is the cost of ingredients used to prepare feed, including sorghum, soybean meal, corn, fish meal, meat meal and, for certain chicken products, marigold extract. The price of most of our feed ingredients is subject to significant volatility resulting from weather, the size of harvests, transportation and storage costs, governmental agricultural policies, currency exchange rates and other factors. Given the long-term declining trends in real chicken prices, we may experience difficulty or delays in passing any increase in grain costs to customers. Accordingly, increases in the prices of the main ingredients used in the preparation of feed may have a material adverse effect on our margins and results of operations. Since we purchase many feed ingredients in U.S. dollars, from time to time we may acquire financial instruments to protect us against exchange rate fluctuations.

      Our operations depend on raising animals and meat processing, which are subject to risks such as disease, contamination and adverse weather conditions

      Our operations involve raising animals and are subject to a variety of risks, including disease, contamination and adverse weather conditions. Chickens, in particular, are susceptible to infections by a variety of microbiological agents. Since 1983, the avian influenza virus ("AIV") has been widespread in the United States and in Mexico. During 2003 AIV was widespread in Asian countries and the United States, and Mexico, to avoid having the disease spread from the United States, imposed certain restrictions on the importation of chicken from affected U.S. states. In the past we have experienced limited outbreaks of various diseases that have resulted in higher mortality rates.

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

      We face significant competition from other chicken producers in all of our geographic markets and product lines

      We are Mexico's largest chicken producer, but we face significant competition from other producers in all of the markets in which we sell our products. In 2003, we accounted for approximately 28.6% of total chicken production in Mexico. There are two other major vertically integrated chicken producers in Mexico, which together with Bachoco account for more than 50.0% of Mexican chicken production, with the balance distributed among approximately two hundred small- and medium-sized integrated and non-integrated producers.

      Each of the two other major companies has substantial financial resources and strengths in particular product lines and regions. We expect to continue to face strong competition in every market, as our existing or new competitors are likely to broaden their product lines and extend their geographic coverage. Accordingly, we cannot assure you that our performance will not be adversely affected by increased competition.

      We face increased competition from U.S. producers

      In January 2003, import quotas and most tariffs on poultry, eggs and swine were eliminated, as required by the North American Free Trade Agreement ("NAFTA"). Poultry producers in the United States have developed extremely low-cost production methods and have been successful in exporting primarily frozen and further-processed poultry to other countries, especially in periods of overcapacity in the United States. As tariff barriers decline under NAFTA, U.S. producers can be expected to increase exports to Mexico, which could have a material adverse effect on our performance.

      In January 2003 the Mexican government imposed temporary restrictions on chicken leg quarters imported from the U.S. and both governments confirmed this safeguard in July 2003. The safeguard consists of a five-year limited poultry import measure. The measure, which became effective in 2003, includes quotas and an initial tariff of 98.8% on chicken leg quarters which will slowly decrease until it reaches 0% in 2008.

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

Risks Relating to the ADSs, the Units and the Shares

      The Robinson Bours family controls our management and their interests may differ from other security holders

      Certain members of the Robinson Bours family hold the power to elect a majority of the members of our board of directors and have the power to determine the outcome of certain other actions requiring the approval of our stockholders, including whether or not dividends are to be paid and the amount of such dividends. The Robinson Bours family has established two Mexican trusts, which they control ("Control Trust"), that together hold 496,500,000 Shares outstanding on December 31, 2003, including Units and B Units (consisting of two "Series B Shares") representing approximately 65.5% of the Series L Shares and 88.5% of the Series B Shares outstanding.

      Future sales of Units by the controlling stockholders may affect prevailing market prices for the ADSs and the Units

      The prevailing market prices for the ADSs and the Units could decline if either:

      o the Robinson Bours family were to sell substantial amounts of the Units, whether

            o     directly, or

            o indirectly, through the Mexican trusts through which they hold the Units; or

      o     the perception arose that such a sale could occur.

      The protections afforded to minority stockholders in Mexico are different from those in the United States

      Under Mexican law, the protections afforded to minority stockholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions or stockholder derivative actions, and there are different procedural requirements for bringing stockholder lawsuits. As a result, in practice it may be more difficult for our minority stockholders of Bachoco to enforce their rights against us or our directors or our controlling stockholder than it would be for stockholders of a U.S. company.

      Our bylaws restrict the ability of non-Mexican stockholders to invoke the protection of their governments with respect to their rights as stockholders

      As required by Mexican law, our bylaws provide that non-Mexican stockholders shall be considered as Mexicans with respect to their ownership interests in Bachoco and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican stockholder is deemed to have agreed not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the stockholder's rights as a stockholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in Bachoco. If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

      Our bylaws may only be enforced in Mexico

      Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws may be brought only in Mexican courts. As a result, it may be difficult for non-Mexican stockholders to enforce their stockholder rights pursuant to the bylaws.

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

      Holders of Series L Shares can only vote on certain matters specified in our bylaws. With regard to those matters, holders of ADRs may instruct the depositary as to the exercise of the voting rights pertaining to the Series L Shares constituting the Units represented by the ADSs. Holders of Series L Shares are generally not entitled to vote in the election of the board of directors, but holders of Series L Shares do have the right to elect or appoint two directors to the board, which was reduced in April 2003 to 10 members from members of the Robinson Bours family with ownership interests in Bachoco

("Robinson Bours Stockholders") are the beneficial owners of 65.5% of the outstanding Series L Shares and therefore have the power to elect or appoint the two directors. In addition, holders of Series L Shares are not entitled to vote on the declaration of dividends. Under Mexican law and our bylaws, the declaration, amount and payment of annual dividends are determined at a meeting of our stockholders by a majority vote of the holders of Series B Shares, usually on the recommendation of the board of directors.

      Non-Mexican stockholders may not be entitled to participate in future preemptive rights offerings

      Under Mexican law and our bylaws, if we issue new shares for cash as a part of a capital increase, we must grant our stockholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in the Company ("preemptive rights"). We can allow holders of ADSs in the United States to exercise preemptive rights in any future capital increase only in one of the following two circumstances:

      o we file a registration statement with the Securities and Exchange Commission with respect to that future issuance of shares; or

      o the offering qualifies for an exemption from the registration requirements of the Securities Act.

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

ITEM 4. Information on the Company

General

      Our legal name is Industrias Bachoco, S.A. de C.V., and we frequently refer to ourselves commercially as Bachoco. We were incorporated in Mexico on April 17, 1980. Our headquarters are located at Avenida Tecnologico No. 401, Ciudad Industrial 38010, Celaya, Guanajuato, Mexico, telephone (011) (52) (461) 618-3500. We have four principal product lines: chicken, eggs, commercial animal feed and swine.

      We are the largest poultry producer in Mexico. In 2003, we produced approximately 7.0 million chickens per week and accounted for approximately 28.6% of total chicken production in Mexico. As a vertically integrated producer, we control virtually all aspects of the production and distribution process, which enables us to exercise cost controls and to maintain high standards of quality, service and efficiency. With over 700 production and distribution facilities dispersed throughout Mexico, our operations include the following:

      o     preparing feed;

      o     breeding, hatching and growing chickens; and

      o     processing, packaging and distributing chicken products.

      Sales of chicken products accounted for 77.6% of our net revenues in 2003.

      We are also a significant producer of commercial animal feed. We sell our feed both through distributors and directly to small producers. We began producing feed in 2000 as a result of the acquisition of 100% of the stock of Grupo Campi, S.A. de C.V. ("Grupo Campi") on December 22, 1999 for Ps.1,513.2 million.

      Operating principally in southeastern Mexico and the Yucatan Peninsula, Grupo Campi was the fourth largest chicken producer in Mexico and an important producer of animal feed. In 2003 we sold approximately 6,000 tonnes of feed per week to external customers, which amounted to 7.1% of our total sales for that year.

      In February 2001, we reached an agreement with Avicola Cotaxtla, a broiler producer located in Veracruz, with a capacity of approximately 3 million chickens per cycle. The agreement was in a part a lease of assets and in part a contract grower agreement. As a result of this agreement, we strengthened our presence in this region of the country.

      In September 2001, we acquired most of the assets of the egg operations of both Avicola Nochistongo and Avicola Simon Bolivar, two important producers of eggs in Mexico. With these acquisitions we emerged as one of the largest producer of eggs in Mexico: we now produce approximately 3.5 million dozen eggs per week. We are an innovator in packaging and marketing eggs. Egg sales accounted for 11.1% of our net revenues in 2003.

      We also sell swine on the hoof to meat packers for pork product production. In 2003, sales of swine accounted for 0.9% of our net revenues.

      The remaining portion of our net revenues in 2003 consisted of miscellaneous poultry-related products.

      The following table sets forth, for each of the periods presented, the volume of chicken, feed, eggs and swine that we sold.

                                              Bachoco Sales Volume
                                            (in thousands of tonnes)
                                            Year Ending December 31,
                                ----------------------------------------------
                                 1999      2000      2001      2002      2003
                                ------    ------    ------    ------    ------
Chicken ..................       415.7     601.1     662.2     665.4     655.5
Eggs .....................        67.5      70.0      85.6     131.7     132.1
Swine ....................         9.5       9.0       9.0       9.0       8.5
Feed .....................         0.0     292.4     346.0     324.7     316.2

      Due to acquisitions, internal growth and improved efficiency, the volume of chicken we sold in 2003 showed an increase of 57.7 % over the volume we sold in 1999 (compared to an increase of 28.3% in chicken production in Mexico overall). Over the same period, our share of overall Mexican chicken production increased from 23.3% to approximately 28.6%. We improved the efficiency of the facilities we acquired to take full advantage of production capacity and distribution opportunities.

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

      In April 1995 Robinson Bours Stockholders created a trust (the "Control Trust"), the principal purpose of which is to hold a controlling interest in our Series B Shares. Our common stock ("Common Stock") consists of Series B Shares ("Series B Shares") and Series L Shares of limited voting stock ("Series L Shares") (collectively, the "Shares"). The Shares are grouped into units. Each Unit ("Unit") consists of one Series B Share and one Series L Share. Each B Unit ("B Unit") consists of two Series B Shares. The Shares constituting each Unit or B Unit will not be separable until September 2007, at which time the Units and B Units will automatically separate into their component shares.

      In September 1997, we made an initial public offering of Units representing 17.25% of the outstanding Shares. Following such offering, the Control Trust held Units and B Units representing 68.0% of the outstanding Series B Shares. As of December 31, 2003, the Robinson Bours Stockholders owned Units and B Units representing 89.0% of the Series B Shares outstanding. As a result, the Robinson Bours Stockholders continue to have the power to control our Company.

      Members of the Robinson Bours family, together with certain of our executive officers, hold a majority of the seats on our board of directors. In April 2002, Javier Robinson Bours Castelo assumed the position of Chairman of the board of directors, replacing Enrique Robinson Bours Almada.

      In November 1998, we approved a stock repurchase plan (the "Repurchase Plan"), under which we may repurchase up to 3% of the total Shares outstanding and trading on the Mexican Stock Exchange (Bolsa Mexicana de Valores), in accordance with Mexican securities laws. To execute the Repurchase Plan, we created a reserve of Ps.258.4 million (expressed in constant pesos as of December 31, 2003), which reduced retained earnings on our balance sheet. As of May 14, 2004, we had repurchased 710,000 Units, representing 0.24% of the total shares outstanding.

      On December 22, 1999, we acquired 100% of the stock of Grupo Campi for Ps.1,513.2 million. The fourth largest chicken producer in Mexico and an important producer of animal feed, Grupo Campi operates principally in the southeastern region of Mexico and the Yucatan Peninsula. We made this acquisition as part of our overall strategy to extend our distribution network to cover the southern part of Mexico. Because the Grupo Campi production centers are located in a region where we can grow broilers efficiently, we also integrated two new complexes there. We have now completed the coordination and integration of the operations at these new complexes with the operations at the rest of our complexes.

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

      With these acquisitions we have become one of the largest producers and distributors of eggs in Mexico with a market share of approximately 8.0% in terms of volume, and we have also reinforced our leading position in the broiler industry in Mexico.

      During 2003 we implemented two important projects to expand the facilities at our Northwest Complex and Yucatan Peninsula Complex to increase production capacity in our chicken business. Both of these projects are expected to be completed by the end of the third quarter of 2004. These facilities are ideally suited for the expansion projects due to their sanitary status and their geographical location. Both complexes are being expanded to increase capacity by approximately 50%, which will increase opportunities for potential future exports as well as for meeting consumer demand in those regions and in other regions in Mexico. The new facilities in both complexes have been equipped with the best technology available. These projects have been financed with internal resources generated by our own operations.

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

      The key elements of our business strategy are as follows:

      o Increased market penetration through expanded distribution. We have an extensive distribution network, supported by our own transportation fleet, superior knowledge of existing wholesale channels and strategically located cold storage warehouses and facilities. Since 1992, we have substantially increased our distribution routes. We plan to continue to develop and improve our distribution network and systems in every product category and throughout our expanded geographic coverage in Mexico.

      o Increased service and market responsiveness. We seek to remain a leader in the Mexican poultry market by maintaining high standards of customer service and continuing to be responsive to the changing needs of varying market segments. As part of this strategy, we have structured our operations in such a way as to enable us to vary the size, weight and color of our chicken products, depending upon the particular demands of the market segment. In addition, we have decentralized order and sales services from our headquarters to our cold storage warehouses and facilities, which serve as midpoints in the distribution chain to wholesalers and local customers. This strategy allows us to stay closer to our customer base and to better cultivate growing customer segments, such as food-service operators, supermarkets and food wholesale clubs.

      o Low-cost production and operating efficiency. We are among Mexico's lowest-cost producers and distributors of chicken, due in part to economies of scale and vertically integrated operations. We pursue on-going programs to increase operating efficiencies and reduce operating costs.

      o Continued brand differentiation. We have developed a brand image for premium fresh chicken and eggs in Mexico. Building on the success of our branded products to date, we seek to continue to promote our brand name through billboards, packaging, special publicity campaigns and through development of brand loyalty among wholesale and retail distributors.

Capital Expenditures

      Over the last three years, we have financed our capital expenditures with resources generated by our operations. We made the following capital expenditures during the last three years:

      o In 2001, we made capital expenditures of Ps.635.8 million net, with which we:

            o financed the asset acquisitions of Avicola Nochistongo, one of the 10 largest egg producers in Mexico with operations in La Laguna area and of Avicola Simon Bolivar, one of the 15 largest egg producers in Mexico and a producer of chicken;

            o continued to update our transportation fleet, processing plants and feed mills; and

            o     improved our egg production farms.

      o In 2002, we made capital expenditures of Ps.268.5 million net, with which we:

            o continued to update our transportation fleet, farms, processing plants and feed mills;

            o     improved our distribution network; and

            o increased production capacity in our Northwest Complex, which is located in Culiacan.

      o In 2003, we made capital expenditures of Ps.751.8 million net, with which we:

            o continued to update our transportation fleet, farms, processing plants and feed mills;

            o     improved and expanded our distribution network; and

            o increased production capacity in our Northwest Complex and Yucatan Peninsula Complex.

Business Overview

Chicken Market

      Mexican consumers value distinct characteristics in their chicken. Virtually all chicken sold by us and other major chicken producers in Mexico is fresh. Fresh chicken is a central ingredient in many traditional Mexican dishes and the leading meat consumed in Mexico according to data from UNA. Further-processed chicken, such as heat-and-serve products, frozen dinners, chicken nuggets and other similar foods, has found limited acceptance among Mexican consumers due to historical consumer preferences for fresh chicken and the fact that many Mexicans have limited freezer capacity and limited access to microwave or other types of ovens.

      In the last four years, we have noticed an increased preference although limited, among Mexican consumers for further-processed fresh chicken products--mostly marinated and pre-formed chicken products. We participate significantly in the provision of these products. We estimate that further-processed chicken products currently account for approximately 5.0% of the chicken sold in Mexico.

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

      According to data obtained from the UNA, total Mexican chicken consumption per capita increased by 19.2% from 1999 to 2003. Chicken is the leading meat consumed in Mexico, and it accounted for approximately 46.9% of all meat produced in Mexico in 2003. The following table sets forth total Mexican production of chicken, pork and beef for 1999 to 2003.

                  Mexican Production of Chicken, Beef and Pork
                            (in thousands of tonnes)*

                               1999     2000     2001     2002     2003
                              -----    -----    -----    -----    -----
Chicken ..................    1,784    1,936    2,067    2,187    2,290
Beef .....................    1,390    1,408    1,428    1,451    1,496
Pork .....................      994    1,034    1,065    1,085    1,100

*Sources: UNA for chicken and beef; USDA for pork.

      The Mexican chicken industry, like chicken industries in other countries, is characterized by a long-term decline in real prices in conjunction with cyclical periods of higher profitability leading to overproduction followed by periods of lower prices and lower profitability. Prices fell in real terms, in 1997, 1998 and 1999. The price recovered slightly in 2000 due to reduced supply in the first part of the year. During 2001, chicken prices declined as a result of excess supply during the first half of the year, the economic slowdown experienced by the country at the end of the year and a decrease in the cost of the main feed ingredients. In 2002, chicken prices increased slightly by approximately 2.5% over 2001, as a result of the worldwide increase in the cost of feed ingredients at the end of the year. In 2003, chicken prices decreased by approximately 4.0% over 2002, mainly due to an oversupply in domestic production that was present mainly in the second half of the year and a decrease in the purchasing power of the average consumer. We believe that Mexican chicken prices may decline further in real terms and that prices for chicken may also vary cyclically.

      We believe that changes in Mexican chicken consumption correlate closely with changing chicken prices and their effect on consumer purchasing power. In 1993 and 1994, when chicken prices were stable or declined only slightly, growth in consumption was relatively slow. In 1995, when supply increased and real prices fell, chicken consumption increased by 8.8%. Many smaller producers went out of business during the economic crisis, causing supply to contract and prices to rise in 1996 and resulting in a 2.2% decrease in chicken consumption. Chicken consumption increased by 6.3%, 12.4%, 8.5%, in 1998, 1999 and 2000 respectively, due to declines in chicken prices, an increase in supply and improved economic conditions in Mexico. Consumption increased further by 6.7% in 2001 due to further declines in chicken prices and increased supply. The trend in increased consumption continued in 2002 with an increase of 5.8% due to increased supply, and in 2003 with an increase of 6.1% due to a further increase of supply coming mainly from domestic production.

Chicken Products

      Five principal product categories exist for fresh chicken in Mexico: live, public market, rotisserie, chicken parts and supermarket broiler.

   "Live" chicken is delivered alive to small independent slaughtering operations or to wholesalers that contract with independent slaughtering operations for processing. The freshly slaughtered chicken is then sold to chicken shops and other specialized retailers for sale to consumers and in some areas is sold directly to consumers by the slaughterhouse. According to UNA, live chicken accounts for approximately 30.0% by volume of the chicken sold by producers in Mexico.

   "Public Market" chicken is a whole broiler presented uneviscerated, generally sold within 48 hours after slaughter in public markets throughout Mexico, but primarily concentrated in the Mexico City metropolitan region. According to UNA, public market chicken accounts for approximately 26.0% by volume of the chicken sold by producers in Mexico.

   "Rotisserie" chicken is a whole broiler presented eviscerated and ready to cook. Rotisserie chicken is sold by wholesalers and directly by producers to small shops, stands (rosticerias or asaderos) and supermarkets, which cook the chicken and sell it whole and freshly cooked to the end-consumer, providing an economical form of fast-food. According to UNA, rotisserie chicken accounts for approximately 23.0% by volume of the chicken sold by producers in Mexico.

   "Chicken Parts" refers to cut-up fresh chicken parts sold wrapped in trays or in bulk principally to supermarket chains, the fast-food industry and other institutional food-service providers. Producers generally sell directly to the supermarket chains and deliver the chicken directly to the outlet. Sales to the institutional market often require customized cutting and presentation. According to UNA, chicken parts account for approximately 11.0% by volume of the chicken sold by producers in Mexico.

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

                                                                Year Ended December 31,
                              -------------------------------------------------------------------------------------------
                                   1999               2000               2001               2002               2003
                              ---------------    ---------------    ---------------    ---------------    ---------------
                                        % of               % of               % of               % of               % of
                              Volume   Total     Volume   Total     Volume   Total     Volume   Total     Volume   Total
                              ------   ------    ------   ------    ------   ------    ------   ------    ------   ------
                                                       (thousands of tonnes, except percentages)
Public Market and
   Rotisserie .............    266.1     64.0     336.4     56.0     339.3     51.3     307.1     46.2     288.1     44.0
Supermarket Broiler,
   Chicken Parts and
   Other(1) ...............    110.0     26.5     138.7     23.0     151.3     22.8     191.6     28.8     194.9     29.7
Live ......................     39.7      9.5     126.0     21.0     171.6     25.9     166.7     25.0     172.5     26.3
                              ------   ------    ------   ------    ------   ------    ------   ------    ------   ------
Total .....................    415.8    100.0%    601.1    100.0%    662.2    100.0%    665.4    100.0%    655.5    100.0%
                              ======   ======    ======   ======    ======   ======    ======   ======    ======   ======

----------
(1) "Other" comprises sales of further-processed poultry products, viscera and other products.

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

      Through recent acquisitions and production agreements, we have expanded our distribution network, which now covers almost all of Mexico:

      o At the end of 1999, we strengthened our distribution network by acquiring Grupo Campi. The acquisition consolidated our presence in the southeastern region of Mexico and made new markets accessible, including the Yucatan Peninsula.

      o In 2001, through an agreement with Avicola Cotaxtla, a broiler producer located in Veracruz, we strengthened our presence in that important region of the country.

      o By means of the acquisition of most of the assets of both Avicola Nochistongo and Avicola Simon Bolivar in September 2001, we further expanded and consolidated our distribution network, mainly in the northeastern part of the country.

      o In 2002, we consolidated our presence in the northeastern part of the country, mainly in the state of Nuevo Leon, due to the consolidation of our recent acquisitions, made at the end of 2001.

      o During 2003 we implemented two important projects to expand the facilities at our Northwest Complex and Peninsula Complex to increase production capacity in our chicken business. These facilities are ideally suited for the expansion projects due to their sanitary status and their geographical location. Both complexes are being expanded by approximately 50%, which will increase opportunities for future exports as well as for meeting consumer demand in those regions and in other regions in Mexico.

      In the following paragraphs we provide a description of our marketing, sales and distribution strategies for each of our major chicken products.

      o Live chicken - We sell live chicken primarily to wholesalers, which contract out the processing to independent slaughterhouses and then resell the processed product as public market chicken. To a lesser extent, we sell to small independent slaughterhouses in the southeast, where live chicken continues to be the standard for consumption. Additionally, customers can purchase live chicken directly from us on our farms. However, we believe that the market as a whole is moving away from live chicken.

      o Public market chicken - We believe that we are the largest producer of public market chicken in Mexico. This is supported by information published by UNA and our own internal information. We regularly sell to more than 50 of the approximately 200 whole fresh chicken wholesalers operating in the Mexico City region. Most of our wholesale customers rely primarily on us for public market chicken, although we have no exclusive supply agreements. Our principal focus in this market has been to provide superior distribution and service to selected wholesalers in order to maintain and further develop loyalty. Public market chicken is ordinarily sold to consumers without any packaging or other identification of the producer, but our distribution system encourages wholesalers to sell to retailers from our own "Bachoco" trailers, reinforcing our reputation for freshness and efficiency of service and fostering brand loyalty among retailers. We believe we have developed excellent relationships with the wholesalers we serve.

      o Rotisserie chicken - Rotisserie chicken has been one of our fastest growing products since we first started producing it in 1988. We sell rotisserie chicken directly to rosticerias, asaderos and supermarkets. We attribute the growth in our sales of rotisserie chicken in large part to the rapid growth of the market for freshly cooked chicken sold by rosticerias and asaderos and in the rotisserie sections of supermarkets. We expect this market to continue to grow because of an ever-increasing consumer demand for convenient, low-priced and high-quality fast food. Success in supplying rotisserie chicken depends on consistency and good service, and only larger producers with more modern processing facilities and distribution capacity can compete in this market. We increased our market share by consistently providing high-quality products and by using our own trucking fleet to deliver directly to retailers on a punctual and dependable basis. We expect to expand sales of rotisserie chicken by leveraging our increasingly developed transportation and distribution network.

      o Supermarket broiler chicken - We sell supermarket broilers, as well as chicken parts and eggs, directly to the principal supermarkets, convenience store chains and wholesale clubs in Mexico. In order to build consumer loyalty for our supermarket broiler chicken, we emphasize our brand image as well as our superior service, reinforced by frequent delivery to ensure freshness. Each chain negotiates purchases centrally, but we deliver directly to every point of sale, ordinarily at least once every 48 hours. We believe that we lead the market in frequency of deliveries to supermarkets.

      o Chicken parts - We sell chicken parts principally to supermarkets, using the same marketing strategy that we use for supermarket broiler chicken. We are also an important supplier of chicken parts to the growing franchise fast-food and institutional food-service industries. We continue to develop custom-cutting processes to help meet demand from fast-food and institutional customers for a wider variety of chicken parts.

      o     Frozen and further-processed poultry

            o Frozen, heat-and-serve and other further-processed poultry products make up only a small proportion of total Mexican poultry consumption today. Mexican consumers have a greater preference for fresh chicken than their U.S. counterparts, and they are less likely to have refrigerators or microwave or regular ovens needed to store and cook frozen and processed poultry. However, the potential for substantial growth in this market is large, and we believe that our distribution network, our large market share for supermarket chicken sales, our brand name and our experience in a wide range of existing Mexican distribution channels will be important competitive strengths in this area.

            o Our 2003 sales of fresh further-processed poultry products increased approximately 20% over 2002 sales. We are moving to produce and introduce various fresh further-processed poultry products in Mexico, which we have developed in accordance with Mexican customer preferences. We will continue to do so as this market grows.

Eggs

      Annual per capita egg consumption in Mexico is relatively high compared to other countries. In 2003, annual per capita consumption of eggs in Mexico was approximately 19.05 kg, according to data from UNA. Mexican egg consumption per capita increased 6.4% from 1998 to 2003. This high level of consumption is due in part to the fact that eggs are a relatively cheap source of protein.

      The Mexican egg industry is more fragmented than the broiler industry but has experienced some degree of consolidation in the last years, including acquisitions by our own Company. According to UNA, the nine largest producers of eggs in Mexico now account for approximately 34% of the market. As a result of our September 2001 acquisitions of Avicola Nochistongo and Avicola Simon Bolivar, two of the 15 largest egg producers, we have become one of the largest egg producers in Mexico with an estimated market share of 6.8% in 2003. Our marketing strategy for egg products is to increase brand recognition by increasing sales of cartons with the "Bachoco" brand printed on them. In addition, we aim to differentiate our eggs by their high quality and freshness.

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

      We sell both brown and white eggs. Brown eggs presently account for approximately 8.0% of Mexican egg consumption. The branded carton of brown eggs is a premium product in the Mexican market. The Company believes that brown eggs are less vulnerable to price fluctuations than white or unbranded eggs, because consumers perceive them to be of higher quality. Brown eggs command a small premium over white eggs. We are by far the leading producer of brown eggs in Mexico and estimate that our production accounts for approximately 37.1% of the Mexican brown egg market and 90.0% of the Mexican branded brown egg market.

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

Feed

      According to Camara Nacional de la Industria de Transformacion ("CANACINTRA"), Mexican production of feed increased from 15.5 million tonnes in 1997 to 22.5 million tonnes in 2002. In 2002, Mexico was ranked the sixth largest producer of feed in the world and the second largest in Latin America.

      Local production is composed of commercial and integrated manufacturers. Commercial producers produce for the market, while integrated producers are large producers that produce for themselves and occasionally for other producers. Of the 396 registered producers in Mexico, 252 are classified as integrated and 144 as commercial producers. Integrated producers account for approximately 64.5% of total production. Imports of feed come almost entirely from the United States and represent approximately 1.6% of the total consumption in Mexico.

      We entered the feed business as a result of our acquisition of Grupo Campi at the end of 1999. We sell to small livestock producers and through a network of small distributors located mainly in central and southern Mexico. We have benefited from economies of scale and synergies derived from producing feed both for our own internal consumption and for sale to third parties. To propel this business, in 2000 we opened a new mill in the state of Veracruz dedicated exclusively to producing feed. We estimate that our feed business comprises approximately 4.1% of the market share of the commercial (non-integrated) feed business.

Swine

      We purchase breeder swine live from the United States and breed them at facilities in Navojoa. We then raise swine to maturity at our farms in Celaya and three other locations in Mexico. Mature swine is sold on the hoof to Mexican swine meat packers for the production of pork products. In 2002, our swine prices decreased by 21.3% as a result of an oversupply in the swine market due primarily to increased imports from the United States. In 2003, swine prices began to recover, increasing by 7.0%, due mostly to the fact that there was very modest growth in domestic production and imports. Traditionally, Mexicans consume less swine and swine products than chicken and other meats. We do not currently intend to make material investments in this line of business.

Raw Materials

      We purchase our breeding stock for broilers and layers from high-quality suppliers. All of our breeder swine currently come from one supplier, but we have changed suppliers from time to time and have numerous alternative sources of supply.

      The largest single component of our cost of sales is the cost of ingredients used in the preparation of feed including, principally, sorghum, soy meal, corn, fish meal, meat meal, and for certain chicken products, marigold extract. The price of these ingredients is subject to significant volatility resulting from weather, the size of harvests, transportation and storage costs, governmental agricultural policies, currency exchange rates and other factors. To reduce the potential adverse effect of grain price fluctuations, we vary the composition of our feed to take advantage of current market prices for the various types of ingredients used.

      Beginning in 1992, the Mexican government lifted various procedural restrictions on importing grains, and it is currently eliminating price supports in favor of direct subsidies for domestic farmers. Under NAFTA, the government eliminated the tariff on sorghum effective January 1, 1994, and eliminated tariffs on all other grains that we use except corn on January 1, 2003. Corn tariffs will be eliminated by 2008. We expect these developments to have a positive effect on our cost of production as the cost of our ingredients more closely track prices in the international commodity markets.

      At present, we take advantage of lower cost feed ingredients from Mexican sources, when available. In 2003, we obtained approximately 38.3% of our total grain needs from the domestic market. We believe that the quality of local feed ingredients, particularly sorghum, is superior to that of imported feed ingredients. In addition, the use of local feed ingredients allows us to save on transportation costs and import duties. However, in southern Mexico where Grupo Campi's complexes are located, domestic crops and feed ingredients are not available. As such, these complexes use mainly imported grain.

      We may, from time to time, engage in hedging of our feed costs in the future.

Competition

Chicken

      Although we are Mexico's largest chicken producer, we face significant competition from other producers in all of the markets in which we sell our products. When combined with our two largest vertically integrated competitors, we account for approximately 52.0% of total Mexican poultry production; the balance is distributed among approximately two hundred small and medium-sized integrated and non-integrated producers. Mexico's two other major chicken producers are Pilgrim's Pride de Mexico, S.A. de C.V., a subsidiary of the U.S. chicken producer Pilgrim's Pride Corporation, and Trasgo, S.A. de C.V., which since April 1994 has been controlled by the U.S. chicken producer Tyson Foods, Inc. The major producers, including Bachoco, have substantial cost advantages over smaller, non-integrated producers arising from economies of scale and control of feed preparation. To varying degrees, each of these companies has substantial financial resources and strengths in particular product lines and regions. We believe, however, that we have substantial competitive strengths over our competitors, including a broader range of chicken products and broader geographic coverage.

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

      Poultry producers in the United States have developed low-cost production techniques and have been successful in exporting primarily frozen and further-processed poultry to other countries, especially in periods of overcapacity in the United States. As tariff barriers have declined under NAFTA, we have experienced increased competition from U.S. poultry producers. According to UNA, in 2003, imports of chicken, turkey and other poultry increased by 1.7% in volume over imports in 2002. This lower increase was caused in part by short-term effects like temporary bans of imports by sanitary and health authorities, and it may be reversed in future periods. Mechanically de-boned poultry accounted for approximately 40.1% of the imports.

      We expect that competition from U.S. exporters will continue to increase. However, Mexican consumer acceptance of frozen or frozen further-processed poultry products is low, and we do not anticipate that it will grow significantly in the near future or that fresh chicken can be distributed throughout Mexico from processing facilities in the United States in a cost-effective fashion.

Eggs

      We are one of the largest producers of eggs in Mexico, with approximately 6.8% of total Mexican egg production at the end of 2003. According to UNA, the top nine producers together accounted for approximately 34.0% of total Mexican egg production, with the balance distributed among hundreds of smaller producers.

Feed

      Of the 396 registered producers of feed in Mexico, 252 are classified as integrated and 144 as commercial producers. Integrated firms produce approximately 64.5% of total production for their internal use, and the remaining 35.5% is produced for sale to third parties. We estimate a market share of approximately 4.1% in our feed product line.

Swine

      The Mexican swine industry is highly fragmented, and no producer has more than 2.5% of the market. On December 31, 2003, we had less than 1.0% of the Mexican market share in swine. U.S. producers already compete in this market in Mexico because tariff barriers on swine are moderate.

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

      The pre-2003 scheme of quotas and tariffs, which has now been eliminated, was as follows:

            o The quota for chicken was 120.3 thousand tonnes, which represents 5.7% of national consumption. Above the quota, imports were taxed ad valorem at 49.4%.

            o Within the chicken quota, there were sub-quotas for whole chicken (16.6 thousand tonnes), poultry parts (31.6 thousand tonnes), whole turkeys, turkey parts, and de-boned chicken. Imports above the quota were also taxed at 49.4%. There was no quota amount for further-processed chicken; all imports were taxed at 49.4%.

            o The quota for eggs was 8.2 thousand tonnes, which is less than 1% of national consumption. Imports above the amount were taxed at 9.5% ad valorem.

            o Imports of swine were subject to a quota of 80.3 thousand tonnes of fresh, frozen, and chilled meat, but were also taxed 2% on amounts below the quota (this tax was 4% in 2001). Amounts above the quota were taxed at 10% in 2002.

      Import limits and short-term tariffs that remain after January 2003 are as follows:

      The Mexican government has put in place a number of short-term tariffs and import limits on poultry, eggs and swine:

            o In January 2003, the Mexican government announced a temporary safeguard to stabilize the flow of poultry imports, which included an initial tariff of 98.8% on imports of chicken leg quarters. This safeguard was confirmed in July 2003 and will decrease annually until it reaches 0% in 2008. All other chicken products from the United States, including whole chicken, chicken parts other than leg quarters and eggs remain tariff-free.

            o In late 2003, Mexico imposed temporary bans on chicken products coming from certain states of the United States due to avian influenza cases present in those states. Most of these bans are still in effect.

            o In the second half of 2002, Mexico imposed a ban, which is still in effect, on chicken and egg products from California, Arizona and certain other parts of the United States as a result of disease problems in those areas.

            o In October 1999, Mexico imposed an anti-dumping compensatory duty of $ 0.351 per kilogram (48% ad valorem) on swine and pork imports, in addition to the import tariff. The Mexican government announced the elimination of this duty on May 23, 2003.

      In addition to NAFTA, Mexico has entered into free trade agreements with several other countries including Chile, Europe, Colombia and Venezuela. Although such agreements may result in lower tariffs on our own products, we believe that imports from such countries will not increase substantially in the future due to high transportation and distribution costs.

Antitrust Regulations

      The Ley Federal de Competencia Economica ("Mexican Economic Competition Law"), which took effect on June 22, 1993, regulates monopolies and monopolistic practices. Under this law, all companies (including Bachoco) are required to notify the Comision Federal de Competencia ("Federal Competition Commission") of all proposed transactions exceeding specified threshold amounts as set forth in the Mexican Economic Competition Law. The Federal Competition Commission can impose conditions on, and prevent or unwind, any such transactions by Mexican companies. We have complied with all requirements under this law.

Environmental and Sanitary Regulation

      Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The principal laws are Ley General de Equilibrio Ecologico y Proteccion Ambiental (General Law of Ecological Balance and Environmental Protection--the "Environmental Law") and Ley de Aguas Nacionales ("National Waters Law"). The Secretaria del Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources, or, "Semarnat"), administers the Environmental Law, and Comision Nacional del Agua ("National Water Commission") administers the National Waters Law.

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

      In particular, Mexican environmental laws set forth standards for water discharge that are applicable to poultry processing operations. Our processing plants have water treatment facilities that comply with Mexican environmental standards. We are implementing other investment projects in anticipation of stricter environmental requirements in the future. We do not expect that compliance with those Mexican federal environmental laws or Mexican state environmental laws will have a material effect on our financial condition or performance.

      The production, distribution and sale of chicken, eggs and swine are subject to Mexican federal and state sanitary regulations. The principal legislation is Ley General de Salud ("General Health Law") and Ley Federal de Sanidad Animal ("Federal Animal Health Law"). The Federal Animal Health Law was enacted in 1993, and, since then, we have been working closely with Mexican authorities to develop regulatory standards and inspection methods for chicken processing. Currently, Mexican authorities do not monitor production or inspect products to the same degree as sanitary authorities in other countries, such as the USDA in the United States. However, we believe that we are in compliance with all applicable sanitary regulations.

Organizational Structure

      We are a holding company with no operations other than holding the stock of our subsidiaries, all of which are incorporated in Mexico, and engaging in transactions with our subsidiaries. Our principal operating subsidiary is BSACV, which owns our principal operating assets, and which accounted for 94.6% of consolidated total assets as of December 31, 2003, and 93.1% of our consolidated revenues for the year ended December 31, 2003.

      The following table shows our main subsidiaries as of December 31, 2001, 2002 and 2003:

                                                      Percentage equity interest
                                                      --------------------------
                                                       2001      2002      2003
                                                      ------    ------    ------
Bachoco, S.A. de C.V. ("BSACV") ....................    100%      100%      100%
Operadora de Servicios de Personal, S.A. de C.V ....    100       100       100
Servicios de Personal Administrativo, S.A. de C.V ..    100       100       100
SECBA, S.A. de C.V .................................    100        --        --
SEPETEC, S. A. de C.V ..............................    100       100       100
Acuicola Bachoco, S.A. de C.V ......................    100       100       100
Huevo y Derivados, S.A. de C.V .....................     97        97        97
Pecuarius Laboratorios, S.A. de C.V ................     64        64        64
Aviser, S.A. de C.V ................................    100       100       100
Campi Comercial, S.A. de C.V .......................    100       100        --
Campi Alimentos, S.A. de C.V .......................     --        --       100

      In December 2003, Campi Comercial, S.A. de C.V. merged into BSACV (the surviving company). After the merger, a spin-off from BSACV was approved to create a new company known as Campi Alimentos, S.A. de C.V. These transactions have had no effect on the consolidated amounts on our balance sheet.

      In April 2002, we sold our subsidiary, SECBA, S.A. de C.V., for Ps.5.3 million to a related party, generating a gain of Ps.0.8 million; consequently, this subsidiary's figures were not consolidated from the date of sale. The effects of the deconsolidation of this subsidiary are immaterial and do not affect the comparability of the accompanying financial statements. SECBA, S.A. de C.V. continues to render administrative services to the Company.

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

      The following table summarizes the types and number of each type of our production facilities.

                          Bachoco Production Facilities

      Type                                                     Number
      ----                                                     ------
      Chicken breeding farms ................................   149
      Broiler grow-out farms ................................   430
      Broiler processing plants .............................     7
      Egg incubation plants .................................    18
      Egg production farms ..................................    96
      Swine breeding farms ..................................     1
      Swine grow-out farms ..................................    10
      Feed plants ...........................................    15

      On September 22, 2002, Hurricane Isidore hit the Yucatan Peninsula and affected approximately 60% of our chicken growing farms in the region. The remainder of our facilities in the area, including a poultry processing plant, feed mills, breeder farms and incubator plants, suffered minor damages.

      The chicken growing farms in this region represent approximately 7% of our total capacity in our chicken business. We were able to divert products from our other facilities to maintain a consistent level of service to our customers in this region.

      The Company repaired its Peninsula Complex on schedule and by the end of 2003 the complex had returned to the level of capacity maintained prior to sustaining the damage caused by Hurricane Isidore. In 2003 the Company implemented projects to expand the facilities at the Peninsula Complex as well as the Northwest Complex. Both complexes are being expanded to increase capacity by approximately 50% by the third quarter of 2004. These projects have been financed with internal resources generated by our own operations.

      We currently operate 15 feed plants for our own chickens, feed sales to third parties and egg and swine operations. The total production capacity of our feed plants is approximately 290,000 tonnes per month. We estimate that we are the largest producer of animal feed in Mexico.

      Our other facilities include two poultry manure-processing plants. Our headquarters are located in Celaya, and we have 60 sales centers throughout the regions we serve. While we own most of our facilities, we lease a limited number of farms and sales centers. We also employ a network of contract growers.

      Our fleet of trucks carries feed from feed mills to farms, live chicken from farms to processing plants, day-old chickens from egg incubation plants to farms, eggs from farms to distribution centers and, ultimately, products from distribution centers to customers.

ITEM 5. Operating and Financial Review and Prospects

      The following discussion should be read in conjunction with our consolidated financial statements. The consolidated financial statements have been prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 17 to the consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of total stockholders' equity, net income and operating income, and a condensed statement of cash flows under U.S. GAAP as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003.

      In accordance with Mexican GAAP rules on price-level restatement of financial statements, the financial statements included with this disclosure recognize certain effects of inflation. In addition, the financial statements and, unless otherwise specified, the other financial data included herein are restated in constant pesos as of December 31, 2003. The effects of price-level restatement in accordance with Mexican GAAP have not been reversed in the reconciliation to U.S. GAAP.

General

      In the following discussion we describe various trends and how they affected our results of operations for the years ended December 31, 2001, 2002 and 2003.

Mexican Economic Conditions

      In 2000, according to statistics from the Mexican Central Bank and the Secretaria de Hacienda y Credito Publico ("Ministry of Finance"), Mexico's GDP grew 6.9%. Interest rates on 28-day Cetes decreased to an average of 15.2%, inflation decreased to a rate of 9.0% and the peso appreciated against the U.S. dollar by approximately 1.4%. During 2001, the Mexican economy was affected by a global economic slowdown, and in particular by the downturn in the U.S. economy in the aftermath of the terrorist attacks on September 11, 2001. As a result, in 2001, Mexico's GDP fell by 0.3%. Interest rates on 28-day Cetes decreased to an average of 11.3% (6.3% in the last month of the year), inflation decreased to a rate of 4.4% and the peso appreciated against the U.S. dollar by 5.0%.

      During 2002, the Mexican economy continued to be sluggish due to the effects on Mexico of the continuing slowdown in the U.S. economy. Mexico's GDP increased 0.9% in 2002. Financial markets in Mexico remained relatively stable most of the year, experiencing an increase in volatility in the last quarter. Interest rates on 28-day Cetes in 2002 decreased to an average of 7.3%, inflation increased to a rate of 5.7% and the peso depreciated against the U.S. dollar by 12.2%. Most of the peso depreciation occurred at the end of the year.

      In 2003, the Mexican economy continued to show signs of slowdown; GDP growth was 1.3%, which was lower than initial expectations. Interest rates on 28-days Cetes decreased to an average of 6.23% and inflation decreased to a rate of 4.0%, and the peso depreciated against the U.S. dollar by 7.3%.

      In addition to the effects that the state of the Mexican economy has on our business and results of operations, Mexican political events may significantly affect our operations and the performance of Mexican securities generally. See Item 3. "Key Information - Risk Factors." A downturn in Mexico's economic conditions, civil unrest or other adverse social, political or economic developments in or affecting Mexico could adversely affect our business, results of operations, financial condition, ability to obtain financing and prospects.

      The Mexican economy and financial and securities markets are, to varying degrees, influenced by economic conditions in other countries. Economic or financial conditions in one country or region may undermine investors' confidence in other countries, such as Mexico, and decrease the attractiveness of securities investments in such countries. See Item 3. "Key Information - Risk Factors."

Effects of Economic Conditions on the Company

      Mexican economic conditions have had a strong impact on Mexico's chicken market. Feed costs constitute a substantial portion of the cost of goods sold and are priced with reference to U.S. dollars. In 2001, average producer prices decreased 13.8% due to a decline in the worldwide cost of feed ingredients, and a 6.7% increase in domestic supply and oversupply conditions. In 2002, average producer prices increased slightly by 2.5% as a result of a global increase in the cost of feed ingredients at the end of the year, partially offset by a slowing economy. In 2003, average producer prices increased significantly by 10.6%, due primarily to an increase in raw materials prices during most of the year.

      We have liabilities denominated in U.S. dollars. On December 31, 2003, 3.0% of our outstanding indebtedness of Ps.150.9 million was denominated in U.S. dollars, as compared to 46.1% on December 31, 2002. We have assets and liabilities denominated in U.S. dollars, so future depreciation or devaluation of the peso against the U.S. dollar may result in foreign exchange losses or gains depending on our net position. In 2003, we had foreign exchange gains of Ps.69.0 million due to fluctuations of the peso against the U.S. dollar, as compared to a foreign exchange gain of Ps.43.1 million in 2002 and a foreign exchange gain of Ps.14.1 million in 2001.

      Any erosion of the purchasing power of Mexican consumers may adversely affect demand for our products and, as a result, our net revenues and profitability. Inflation and changing prices affect our ability to raise prices as well as consumer demand, supplier prices and other costs and expenses, consumer purchasing power and competitive factors, all of which in turn affect our net revenues and operating results. Peso devaluations and high inflation levels could further adversely affect our operations and financial position.

Volume of Chicken Sold

      The volume of our chicken sold increased over the previous year by 10.2% in 2001 and 0.5% in 2002, and decreased by 1.5% in 2003. The increase in 2001 resulted from increased production due to a lease of assets and a contract grower agreement with Avicola Cotaxtla, the acquisition of most of the assets of Avicola Simon Bolivar in the second half of 2001, as well as improved efficiency at our other production complexes. The increase in the volume of chicken sold in 2002 was mainly due to productivity improvements made in our production facilities. Such increase, however, was partially offset by the negative effects of Hurricane Isidore that temporarily shut down production and resulted in damages and loss of product at our Peninsula Complex during the last four months of 2002. The decrease in volume in 2003 was mainly due to the effects of Hurricane Isidore on our Peninsula Complex during most of 2003.

Trends in Product Prices

      Our results of operations are significantly affected by the cyclical and volatile nature of Mexican prices for chicken, feed, eggs and swine. During 2001, the price of our chicken decreased by 10.5% as a result of a decline in the price of our main raw materials and oversupply conditions in the chicken market throughout most of the year. During 2002, our chicken prices decreased 0.8% due to the downturn in demand in our sales regions provoked by a slowing economy, stable cost of feed ingredients throughout most of the year and continued changes in our product mix. In 2003 the Company was affected by higher feed ingredient costs and oversupply conditions due to an increase in domestic production. The continued weakness of the Mexican economy affected the purchasing power of customers, and as a result the

Company was unable to increase its prices. During 2003 our chicken prices decreased 2.7% primarily as a result of oversupply conditions in the domestic chicken market as well as a decrease in consumer purchasing power.

      Prices for feed tend to follow trends in prices of feed ingredients, which we discuss below.

      After a three-year decline, egg prices began to improve in 2003. In 2000, our egg prices in real terms declined slightly by 1.1%, due to oversupply conditions in the domestic market. Egg prices declined in 2001 by 0.4% following the decline in the price of feed ingredients, and in 2002 our egg prices continued to decline by 17.1%, due to heavy oversupply conditions in the domestic egg market. In 2003, egg prices increased by 17.5% mainly due to a reduced supply of this product in the market. Bachoco continues to work to improve its sales mix by introducing a packaged product with brand identification with better profit margins.

      In 2001, the price of swine decreased by 6.1%, due to both a decrease in the cost of feed ingredients and an increase in imports from the United States. During 2002, our swine prices decreased by 21.3% as a result of an oversupply in the swine market due primarily to increased import competition from the United States. In 2003, swine prices began to recover, increasing by 7.0%, due mostly to the fact that there was very modest growth in domestic production and imports.

      We believe that, among other factors, industry price competition may continue to exert downward pressure on real chicken prices, and that prices for chicken, feed, eggs and swine are also likely to remain volatile and subject to cyclical variation. Due to the time needed to complete the chicken growth cycle, chicken producers generally cannot adjust production to respond immediately to cyclical variations, and, accordingly, in times of oversupply, prices may decline due to overproduction.

Trends in Prices of Feed Ingredients

      The single largest component of our cost of sales is the cost of ingredients used to prepare feed, including sorghum, soy meal, corn, fish meal, meat meal and, for certain chicken products, marigold extract. The prices of these feed ingredients are subject to significant volatility due to a number of variables, including, among other factors, weather, harvest size, transportation and storage costs, government agricultural policies and currency exchange rates. The price at which we may obtain feed ingredients from Mexican producers relative to U.S. producers is also subject to volatility depending on these variables.

      At present, Mexican feed prices tend to parallel U.S. and international prices. From 1996 through 1999, we increased the percentage of feed ingredients that we obtained from Mexican producers. In 2000, however, this trend reversed with the acquisition of Grupo Campi because the Grupo Campi complexes are located in regions with low corn production, and consequently they must look to international markets for most of their supply of feed ingredients. The percentage of feed ingredients that we purchased from Mexican producers in 2001 remained approximately at the same level as in 2000. In 2001, approximately 40% of grain, our main feed ingredient, came from local markets. In 2002, the percentage of feed purchased from local markets fell to 36%, with the remaining feed ingredients imported primarily from the United States. In 2003 the percentage of feed purchased in the foreign markets was 61.7%.

      In recent years, reductions in tariffs under NAFTA have favorably affected our costs of importing feed ingredients. However, the cost of our feed ingredients rose in 2003 compared to 2002 and we expect the cost of our feed ingredients to continue to rise in 2004.

Acquisitions & Dispositions

      Our operations have been affected during the periods we discuss herein, by a series of acquisitions and production arrangements that we have made in recent years.

      o In December 1999, we acquired Grupo Campi, which was at that time the fourth largest chicken producer in Mexico and an important producer of feed.

      o In February 2001, we entered into an agreement consisting of a lease of assets and a contract grower agreement with Avicola Cotaxtla, a large producer of broiler chicken.

      o In the second half of 2001, we acquired two significant egg and chicken producers. These producers are Avicola Nochistongo, one of the 10 largest egg producers in Mexico operating within the Laguna region, and Avicola Simon Bolivar, one of the 15 largest egg producers and a producer of chicken.

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

      As a result of these acquisitions and production agreements, our results of operations in 2001 and 2002 reflect increasing volumes of chicken and egg sales and increased cost of sales due to higher volumes and changes in product mix. Changes in the product mix continued to increase cost of sales in 2003. The integration of these operations and the changes in product mix has also resulted in an increase in selling, general and administrative expenses over all periods.

      In April 2002, Secba, S.A. de C.V., a subsidiary of Industrias Bachoco, S.A. de C.V., was sold for Ps.5.38 million to a related party generating a gain of Ps.0.8 million, which is included in the consolidated financial statements under the heading "Other income." We do not believe that this item materially effects our financial statements or their comparability with previous years' statements.

      During 2003, we implemented two important projects to expand the facilities at our Northwest Complex and Peninsula Complex to increase production capacity in our chicken business. These facilities are ideally suited for the expansion projects due to their sanitary status and their geographical location. Both complexes are being expanded to increase capacity by approximately 50% by the third quarter of 2004, which will increase opportunities for future exports as well as for meeting consumer demand in those regions and in other regions in Mexico. The new facilities in both complexes have been equipped with the best technology available.

Seasonality

      Our sales are moderately seasonal, with the highest levels of sales in the second and fourth quarter due to higher chicken consumption during the holiday season and lower sales levels earlier in the year during Lent (particularly in the week prior to Easter).

Summary of Results of Operations

      The following table sets forth, for each of the periods indicated, selected components of our results of operations as a percentage of net revenues for each such period.

                                                                      Year Ended December 31,
                                                                   ----------------------------
                                                                    2001       2002       2003
                                                                   ------     ------     ------
                                                                   (percentage of net revenues)
      Net revenues .............................................      100%       100%       100%
      Cost of sales ............................................    (73.2)     (74.2)     (81.3)
      Gross profit .............................................     26.8       25.8       18.7
      Operating income .........................................     13.4       12.0        4.0
      Comprehensive financing (cost) income ....................      1.1        0.1        1.2
      Income tax, asset tax and employee profit sharing ........     (3.3)       1.8        1.0
      Net income ...............................................     11.2       14.3        5.0

      The following table sets forth, for each of the periods indicated, our net revenues of chicken, feed, eggs, swine and other products as a percentage of total net revenues in each period.

                                                                      Year Ended December 31,
                                                                   ----------------------------
                                                                    2001       2002       2003
                                                                   ------     ------     ------
                                                                   (percentage of net revenues)
      Chicken ..................................................     82.4%      81.0%      77.7%
      Feed .....................................................      7.5%       6.9%       7.1%
      Eggs .....................................................      7.5%       9.4%      11.1%
      Swine ....................................................      1.2%       0.9%       0.9%
      Other products ...........................................      1.4%       1.8%       3.2%
                                                                     ----       ----       ----
      Total ....................................................      100%       100%       100%
                                                                     ====       ====       ====

Results of Operations for the Years Ended December 31, 2002 and 2003

General

      In 2003, Mexico's economy continued to show signs of slowdown. The Mexican GDP grew only slightly by 1%. From December 31, 2002 to December 31, 2003, Mexico's inflation rate reached 3.98%, and the peso-U.S. dollar exchange rate depreciated by 7.3%. This depreciation occurred primarily in the second part of the year.

      According to UNA, the production volume of the Mexican chicken industry grew approximately 5.4% in 2003. This increase in supply in the chicken industry, combined with a sluggish economy, created an oversupply in chicken products, which resulted in a decrease in chicken prices. Additionally, the prices of our primary raw materials increased significantly, which increased the cost of sales and negatively impacted operating income.

      These factors were not significantly offset by the fact that during 2003, Mexico imposed import limits and tariffs on chicken legs and thighs from the United States, which will be in effect until December 31, 2007.

      With respect to the egg industry, conditions improved in 2003 compared to 2002. Domestic production decreased by almost 4.1%, which helped reduce the oversupply that existed during most of 2002.

      In spite of sluggish economic conditions, an oversupply in some of our dominant product lines and a significant increase in certain raw material prices, the Company was able to maintain most of its sales volume, market its entire production, and have an operating margin of 4.0%.

Net revenues

      Consolidated net revenues during 2003 amounted to Ps.10,751.2 million, a slight decrease of Ps.18.5 million (or 0.17% in constant pesos) from Ps.10,769.7 million in 2002. This decline was mostly due to the application of Bulletin E-1 and, to a lesser extent the result of reduction in chicken sales, which was only partially offset by increases in the sales from the other businesses. For a discussion of Bulletin E-1, see Note 2 to the consolidated financial statements.

      Our chicken sales decreased by 4.2%, due to price reduction and lower volumes. Chicken prices suffered a reduction as a result of an excess of supply in the domestic market and the continued slowdown in the Mexican economy, which affected the purchasing power of customers.

      Our revenues from egg sales increased by 17.9% in 2003, as a result of a 17.5% price increase; sales volume increased by 0.3%. This increase in sales was due to a more stable supply during most of the year as a result of lower domestic production.

      Balanced-feed sales grew by 2.2% compared to 2002, mainly due to a 4.9% price increase that was partially offset by a slight reduction in volume of 2.6%.

Cost of sales

      The consolidated cost of sales in 2003 was Ps.8,746.0 million, representing an increase over 2002 of Ps.757.0 million, or 9.5%. The rise in cost of sales resulted primarily from higher unit costs in chicken, which led to an increase of Ps.532.7 million in the cost of chicken. The unit cost of eggs also increased by Ps.62.8 million, while other lines and balanced feed had an increase in unit costs of Ps.140.8 million and Ps.23.6 million, respectively. This was partially offset by a reduction of Ps.2.9 million in cost of sales of swine.

      The increase in the cost of sales was mostly due to a significant increase in raw-material prices, including grain and soybean meal, during most of the year. The cost of sales also increased as a result of an expansion of our chicken product lines, which involve increased processing, and to a lesser extent, to increased electricity and utility costs.

Gross profit

      Gross profit decreased by 27.9%, from Ps.2,780.7 million in 2002 to Ps.2,005.2 million in 2003. As a percentage of net revenues, gross profit decreased from 25.8% in 2002 to 18.7% in 2003. The decrease in our gross profit and profit margins resulted mainly from price declines in chicken and the increase in cost of sales of our main business lines.

Sales, general and administrative expenses

      Sales and administrative expenses in 2003 amounted to Ps.1,573.0 million, representing a Ps.83.7 million increase (or 5.6%) over 2002. The higher sales and administrative expenses were principally due to higher sales volume and increased distribution costs, in part because we increased our mix of product lines toward more processed products which require greater administrative resources and additional distribution expenses. As a percentage of net revenues, selling, general and administrative expenses increased 14.6% in 2003, compared to 13.8% in 2002.

Operating income

      Consolidated operating income in 2003 decreased year-over-year by 66.5% to Ps.432.1 million, as a result of the decrease in gross operating margin and higher sales and administrative expenses. As a percentage of net revenues, operating margin decreased from 12.0% in 2002 to 4.0% in 2003.

Comprehensive financing income (cost)

      Comprehensive financing income (cost) represents the net effect of interest expense, interest income, foreign exchange gain (loss) and gain (loss) on net monetary position, which arises from the effect of inflation on the average net balance of monetary assets and liabilities. Comprehensive financing income showed a gain of Ps.125.1 million in 2003, compared to a gain of Ps.14.9 million in 2002, due mainly to an increase result in interest income, lower interest expenses and a lower result loss on our net monetary position.

Other income (expense), net

      Other income (expense) in both 2002 and 2003 was attributable to sales of by-products, used equipment and miscellaneous services. It represented net income of Ps.22.4 million in 2003 as compared to net income of Ps.42.0 million in 2002. The decrease was mainly due to the fact that in 2002 we received insurance proceeds for the damage caused to our Peninsula Complex as a result of Hurricane Isidore that were included in other income in 2002.

Income before provision for income tax, asset tax, employee profit sharing and cumulative effect of accounting change

      Income before provision for income tax, asset tax, employee profit sharing and cumulative effect of accounting change decreased by 57% from Ps.1,348.3 million in 2002 to Ps.579.6 million in 2003, due primarily to a decline in operating income.

Net Income

      Net income for 2003 decreased by 65% to Ps.539.5 million compared to 1,539.4 million in 2002. The decrease was mainly due to the reduction in our operating income in 2003 and the application of Bulletin E-1. For a discussion of Bulletin E-1, see Note 2 to the consolidated financial statements.

Results of Operations for the Years Ended December 31, 2001 and 2002

General

      In 2002, Mexico's economy was affected by a global economic slowdown, particularly due to its trade relationship with the United States, which continued to experience an economic slowdown. As a result, Mexico's GDP grew only slightly by 0.9%. From December 31, 2001 to December 31, 2002, Mexico's inflation rate reached 5.7% and the peso-U.S. dollar exchange rate depreciated 12.2%. This depreciation occurred primarily in the second part of the year.

      According to UNA, the sales volume of the Mexican chicken industry grew approximately 5.9% in 2002, while the egg industry grew approximately 1.6%. Such growth contributed to oversupply conditions in the egg market for most of the year, leading to a steep reduction in prices.

      The chicken industry benefited from the low costs and price stability of principal feed ingredients during the first part of the year. This situation changed at the end of 2002, with the cost of feed ingredients increasing in line with the general trend of increases in feed cost worldwide.

      During 2002, we continued to grow in terms of sales and sales volume. Our operating margin, however, decreased to 12.0% as a result of sluggish economic conditions and an oversupply in some of our product lines.

Net revenues

      In 2002, consolidated net revenues were Ps.10,769.7 million, representing an increase of 1.5% in constant pesos over the consolidated net revenues of Ps.10,607.9 million in 2001. This increase was mainly due to an increase in egg sales of Ps.218.8 million or 27.5%, which was partially offset by decreases in feed and swine sales. Our chicken sales remained at nearly the same level as in 2001.

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

      Our chicken sales decreased only slightly by 0.3% or Ps.24.6 million. The decrease in sales resulted from a slight decline in our chicken prices. The price decline was partially offset by an increase of 0.5% in the volume chicken sales, in spite of the effects of Hurricane Isidore on our Peninsula Complex, which damaged production facilities and resulted in a loss of chicken supply.

      Our feed sales decreased by 7.5% or Ps.60.1 million, mainly due to a reduction of 6.2% of the volume of feed sold. The remaining difference was due to an increase of 9.8% or Ps.27.2 million in swine and other lines.

Cost of sales

      The consolidated cost of sales in 2002 was Ps.7,989.0 million, representing an increase over 2001 of Ps.224.2 million, or 2.9%. The rise in cost of sales resulted primarily from higher volumes of eggs sold, which led to an increase of Ps.294.8 million in the cost of sales of eggs. This was partially offset by reductions of Ps.88.6 million in cost of sales of chicken and Ps.26.6 million in the cost of sales of feed.

      In addition to the higher volume of eggs sold, the increase in cost of sales was also due to higher per-unit cost of sales of feed. The increase was partially offset by a reduction in the per-unit costs of chicken, eggs and swine.

Gross profit

      Gross profit decreased by 2.2% from Ps.2,843.1 million in 2001 to Ps.2,780.7 million in 2002. As a percentage of net revenues, gross profit decreased from 26.8% in 2001 to 25.8% in 2002. The decrease in our gross profit and profit margins resulted mainly from price declines in eggs and swine and a lower gross margin in feed. The increase in the volume of egg sales and a higher gross margin in chicken did not fully offset the price declines in eggs, swine and feed.

Sales, general and administrative expenses

      Sales and administrative expenses in 2002 amounted to Ps.1,489.4 million, representing a Ps.65.0 million increase (or 4.6%) over 2001. The higher expenses were principally due to the integration of acquisitions and production arrangements, made in 2001, which resulted in higher sales volumes, changes in the mix of product lines toward product lines requiring greater administrative resources, such as sales to supermarkets, and the expansion of our distribution network. These integration efforts and changes in product lines required additional sales and administrative resources. As a percentage of net revenue, selling, general and administrative expenses increased to 13.8% in 2002, compared to 13.4% in 2001.

Operating income

      Consolidated operating income in 2002 decreased year-over-year by Ps.127.4 million to Ps.1,291.4 million, as a result of the decrease in gross operating income and higher sales and administrative expenses. As a percentage of net revenues, operating income decreased from 13.4% in 2001 to 12.0% in 2002.

Comprehensive financing (cost) income

      Comprehensive financing (cost) income represents the net effect of interest expense, interest income, foreign exchange gain (loss) and gain (loss) on net monetary position, which arises from the effect of inflation on the average net balance of monetary assets and liabilities. Comprehensive financing income showed a gain of Ps.14.9 million in 2002, decreasing by Ps.106.5 million from 2001. The decrease was due to a reduction in the results of our net monetary position, which was partially offset by an increase in foreign exchange gain.

Other income (expense), net

      Other income (expense) in both 2001 and 2002 was attributable to sales of by-products, used equipment and miscellaneous services. It represented net income of Ps.42.0 million in 2002 as compared to net expenses of Ps.6.9 million in 2001. The increase was mainly due to the fact that in 2002 we received insurance proceeds for the damage caused to our Peninsula Complex by Hurricane Isidore.

Net Income

      Net income for 2002 increased year-over-year by 29.6% from Ps.1,187.8 million in 2001 to 1,539.4 million in 2002. This was primarily due to a credit in income and asset tax of Ps. 192.6 million in 2002, compared to an income and asset tax charge of Ps. 343.8 million in 2001.

Income before provision for income tax, asset tax, employee profit sharing and cumulative effect of accounting change

      Income before provision for income tax, asset tax, employee profit sharing and cumulative effect of accounting change decreased by 12.1% from Ps.1,533.3 million in 2001 to Ps.1,348.3 million in 2002, due to the declines in both operating income and comprehensive financing income.

Income Tax, Asset Tax and Employee Profit Sharing

      We and each of our subsidiaries file individual tax returns and may be subject to different tax regimes. Until December 31, 2001, BSACV, our principal operating subsidiary, was subject to corporate income tax under the provisions of the simplified statutory regime (the "Simplified Regime"), which was applicable to a company engaged in agriculture and certain other activities that derives no more than 10% of its net revenues from unrelated activities or from the production of "processed" products, as defined in the statutory regime.

      On January 1, 2002, a new income tax law came into effect that substantially modified the procedure for determining taxable income under the simplified regime (the "New Simplified Regime"). Instead of determining income tax solely based on certain types of transactions, such as dividend payments or loans, the New Simplified Regime determines taxable income based on revenues collected net of deductible expenses paid. This new tax base does not allow for the deduction of the value of fixed assets as of December 31, 2001 or of inventories existing as of December 31, 2001.

      The New Simplified Regime taxes corporate income at a rate of 35% for 2002, with a gradual yearly decrease of one percent, until the tax rate is reduced to 32% in 2005; however, companies subject to the New Simplified Regime also receive a 50% reduction on the above corporate rate. In order to transition to the New Simplified Regime, companies paying taxes under the old regime had to determine either the total amount of earnings of fiscal years prior to January 1, 2002 on which taxes need to be paid or the available tax loss carryforward. As a result of this requirement, our subsidiary BSACV determined a tax loss carryforward of Ps.3,086.9 million, as of January 1, 2002.

      In addition to income tax, we, along with our subsidiaries, are also subject to an alternative minimum tax known as an asset tax, which is assessed on the average value of most assets, net of certain liabilities. The general asset tax rate is 1.8%; BSACV is subject to a 0.9% rate pursuant to the New Simplified Regime (unchanged from the Simplified Regime). We benefit from special rules that exclude a number of assets from the asset tax and from tax incentives in connection with certain of our investments. We (together with our subsidiaries) are subject to asset tax if the amount of asset tax exceeds the computed income tax liability. Asset tax can be credited against income tax in subsequent years (up to ten years). As of December 31, 2003, we had asset tax payable in the amount of Ps.12.8 million. We credited against this amount the income tax paid (Ps.11.3 million) and the difference was paid in cash.

      We and our subsidiaries are required to pay asset tax if the amount of asset tax exceeds the computed income tax liability. Asset tax can be credited against income tax in subsequent years (up to ten years). As of December 31, 2003, we had, at nominal value, Ps5.1 million in asset tax credits.

      In 2003, we recognized a total income tax and asset tax charge Ps.105.9 million, compared to a total income and asset tax credit of Ps.192.6 million in 2002.

      Neither Industrias Bachoco, S.A. de C.V. nor BSACV have employees, but each of our other subsidiaries is required under Mexican law to pay employees, in addition to their compensation and benefits, profit sharing in an aggregate amount equal to 10% of such subsidiary's taxable income subject to certain adjustments.

Liquidity and Capital Resources

      Our working capital (current assets less current liabilities) decreased year-over-year from Ps.3,414.9 million on December 31, 2002 to Ps.3,341.3 million on December 31, 2003. We believe that our working capital is sufficient for our present requirements. The ratio of current assets to current liabilities on December 31, 2003 was 6.3, as compared to the ratio of 7.2 on December 31, 2002. Cash and cash equivalents were Ps.1,569.2 million on December 31, 2003, representing a decrease of Ps.194.2 million from the previous year primarily due to an increase in capital expenditures.

      Inventories were Ps.1,541.6 million as of December 31, 2003, representing an increase of Ps.229.3 million from the previous year.

      Notes payable to banks, including the current portion of long-term debt, equaled Ps.150.9 million as of December 31, 2003, a decrease of Ps.47.7 million from December 31, 2002. This decrease was mainly due to the payment of U.S. dollar- and peso-denominated loans.

      Stockholders' equity increased to Ps.10,059.8 million on December 31, 2003 from Ps.9,850.8 million on December 31, 2002.

      Long-term debt on December 31, 2003 represented 0.9% of our capitalization, as compared to 0.8% on December 31, 2002.

      In 2003, capital investments amounted to Ps.755.6 million, all of which were financed from resources generated from our own operations. These capital investments were allocated mainly to renew the transportation fleet, productivity projects and to finance internal growing capacity.

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

      The following table summarizes certain contractual liabilities as of December 31, 2003. The table does not include short-term debt, accounts payable or pension liabilities.

                                                              Payments Due by Period
                                                 (millions of constant pesos as of December 31, 2003)
                                         --------------------------------------------------------------------
                                                        Less than       1 to 3                      5 or more
   Contractual Obligations                 Total         1 year          years         4 years        years
------------------------------           ----------     ---------      ---------      ---------     ---------
Long-term debt.......................    Ps.  119.5     Ps.  26.6      Ps.  62.5      Ps.   9.9     Ps.  20.5
Operating leases.....................          57.4          16.3           32.1            4.5           4.5
                                         ----------     ---------      ---------      ---------     ---------
Total................................    Ps.  176.9     Ps.  42.9      Ps.  94.6      Ps.  14.4     Ps.  25.0
                                         ==========     =========      =========      =========     =========

      Our major categories of indebtedness included the following:

            o Notes payable to banks: Short-term peso-denominated unsecured notes. As of December 31, 2003 we had Ps.31,450 thousand outstanding. At December 31, 2003 the weighted average interest rate on short-term notes payable was 2.50%.

            o Long-term debt to banks: Peso-denominated secured debt and U.S. dollar-denominated unsecured debt. As of December 31, 2003 we had Ps.92, 861 thousand outstanding maturing from 2005 to 2010. At December 31, 2003 the weighted average interest rate on long term debt was 8.11%.

Off-Balance Sheet Arrangements

      We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E of Form 20-F.

Reconciliation to U.S. GAAP

      The principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, concern (i) deferred income taxes and employee profit sharing,
(ii) capitalization of financing costs, (iii) minority interest and (iv) the amortization of goodwill (see Note 17 to the consolidated financial statements for a detailed description). Each of these differences also affects our balance sheet.

      Our consolidated net income under U.S. GAAP was Ps.1,202.5 million in 2001, Ps.1,557.3 million in 2002 and Ps.503.1 million in 2003, compared to Ps.1,187.8 million, Ps.1,539.4 million and Ps.539.5 million, respectively, under Mexican GAAP. For further explanation, please see Note 17 to the consolidated financial statements.

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

      The discussion below addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates would not be material to our financial presentation.

Estimated Useful Lives of Property, Plant and Equipment

      We estimate the useful lives of our property, plant and equipment in order to determine the amount of depreciation expense to be recorded in each period. The current estimates of useful lives are based on estimates made by an independent appraiser in 1996. Those estimates have been adjusted when applicable, based on historical experience with similar assets that we own. Comprehensive financing cost related to the construction of assets is capitalized and then amortized over the estimated useful lives of the assets. Accumulated depreciation expense for property, plant and equipment in 2003 amounted to Ps.4,364.4 million. As applied to our 2003 financial results, the depreciation was Ps.365.3 million, or 0.3% of our net revenues. For further explanation, see Notes 2 and 4 to the consolidated financial statements.

Allowance for Productivity Declines

      In estimating the inventory value of our breeder birds, swine and layers, we make allowances for productivity declines. We estimate such allowances based on expected future production and deduct them from inventories. The estimates of future production are based on standards for the breeder line and the performance of the most recent flocks. We refer to the standards provided by the company that sells us the breeder line in question. Each company that sells breeder lines publishes its own particular standards for its proprietary breeder line. The allowance for productivity declines in 2003 amounted to Ps.148.8 million or 1.7% of the total cost of sales. The allowance for productivity decline in 2002 amounted to Ps.148.7 million or 1.9% of the total cost of sales.

Inventory Valuation

      Since January 1, 2003, for Mexican GAAP purposes, our inventories are valued using market prices. For more detail, see "New Accounting Pronouncements" in Note 2 to the consolidated financial statements.

ITEM 6. Directors, Senior Management and Employees

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

      The following table identifies our directors, alternate directors, Honorary Chairman of the board and Secretary of the board as of December 31, 2003, their positions and their years of service.

                                                                                                  Years as
Name                                             Position                                         Director
----                                             --------                                         ---------
Enrique Robinson Bours Almada................... Honorary Chairman of the board                      50
Francisco Javier R. Bours Castelo............... Chairman of the board and Proprietary               22
                                                 Director
Mario Javier Robinson Bours Almada.............. Proprietary Director                                50
Juan Bautista Salvador Robinson Bours........... Proprietary Director                                50
Arturo Bours Griffith........................... Proprietary Director                                10
Jose Eduardo Robinson Bours Castelo............. Alternate Director                                  10
Jesus Enrique Robinson Bours Munoz.............. Proprietary Director                                10
Juan Salvador Robinson Bours Martinez........... Alternate Director                                  10
Jose Francisco Bours Griffith................... Alternate Director                                  10
Guillermo Pineda Cruz........................... Alternate Independent Director                      10
Ricardo Aguirre Borboa.......................... Independent Director                                10
Cristobal Mondragon Fragoso..................... Secretary of the board                               8
Avelino Fernandez Salido........................ Independent Director                                 1
Octavio Robinson Bours Griffith................. Proprietary Director                                 7
Humberto Schwarzbeck Noriega.................... Independent Director                                 1
Jesus Rodolfo Robinson Bours Munoz.............. Proprietary Director                                 2

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

      Our bylaws provide for the creation of an executive committee of the board of directors, which may exercise certain of the board's powers in full, subject to certain limitations. Our stockholders elect members of the executive committee for one-year terms. In 2003, there were four members of the executive committee: Francisco Javier R. Bours Castelo, Jesus Enrique Robinson Bours Munoz, Arturo Bours Griffith and Juan Salvador Robinson Bours Martinez.

      In April 2002, we announced the retirement of Mr. Enrique Robinson Bours Almada, Chairman of the board and co-founder of the Company. Mr. Bours led Industrias Bachoco S. A. de C.V. for 50 years. The board named as his successor Mr. Javier Robinson Bours Castelo, Mr. Enrique Robinson Bours's nephew. Mr. Bours Castelo has been at Bachoco for 22 years as a member of the board and served as Vice-Chairman for nine years. Mr. Bours Castelo was named Chairman of the board in 2002.

      In order to fully comply with current Mexican Corporate and Securities Market Laws as well as other recent regulatory amendments in the various markets in which Bachoco's shares are traded, we appointed a new board of directors at our ordinary stockholder meeting held on April 30, 2003. The board is composed of the following members:

      Proprietary Directors:
      ----------------------
      Francisco Javier R. Bours Castelo (Chairman of the board of directors Mario Javier Robinson Bours Almada
      Juan Bautista S. Robinson Bours Almada
      Jesus Enrique Robinson Bours Munoz
      Jesus Rodolfo Robinson Bours Munoz
      Arturo Bours Griffith
      Octavio Robinson Bours Griffith

      Alternate Directors:
      --------------------
      Jose Eduardo Robinson Bours Castelo
      Juan Salvador Robinson Bours Martinez
      Jose Francisco Bours Griffith

      Independent Directors:
      ----------------------
      Ricardo Aguirre Borboa
      Avelino Fernandez Salido
      Humberto Schwarzbeck Noriega

      Alternate Independent Director:
      -------------------------------
      Guillermo Pineda Cruz

      Francisco Javier R. Bours Castelo, Chairman of the board of directors, has been a member of the board for 22 years, and has been Chairman since April 2002. Before that, he was Vice-Chairman for several years. Mr. Bours holds a degree in Civil Engineering from the Instituto Tecnologico y de Estudios Superiores Monterrey (ITESM). He currently serves as Chairman of the boards of directors the following companies: Grupo Megacable, S.A. de C.V., Congeladora Horticola, S.A. de C.V., Inmobiliaria Trento S.A. de C.V., Acuicola Boca S.A. de C.V., Autos y Accesorios S.A. de C.V., Maquinaria Agricola S.A. de C.V., Agriexport S.A. de C.V., Fertilizantes de Sonora, Administracion Tecnica del Noroeste, Nuevo Penasco Resort, S.A. de C.V., Taxis Aereos del Noroeste S.A. de C.V., San Luis Corporacion S.A. de C.V., among others.

      Mario Javier Robinson Bours Almada, Propietary Director, has been a member of the board for 50 years, and is a co-founder of Industrias Bachoco S.A. de C.V. Mr. Robinson Bours is also member of the boards of directors of Banamex and Bancomer.

      Juan Bautista S. Robinson Bours Almada, Propietary Director, has been a member of the board for 50 years and is a co-founder of Industrias Bachoco S.A. de C.V.

      Jesus Enrique Robinson Bours Munoz, Propietary Director, has been a member of the board for 10 years, having previously served as Production Director and Divisional Manager. Mr. Robinson Bours holds a degree in Engineering from the University of Arizona. He is also member of the boards of directors of San Luis Corporacion S.A. de C.V., Megacable S.A. de C.V. He has spent his entire career in the agricultural sector.

      Jesus Rodolfo Robinson Bours Munoz, Propietary Director, has been a member of the board for two years. Mr. Robinson Bours previously served in the Company as Production Manager in the Northwest and Bajio divisions, Commercial Manager in Northwest Division and Purchasing Manager at the Bajio Division. Mr. Robinson Bours holds a degree in Agricultural Engineering from the University of Arizona. He has business experience in agriculture and raising livestock with Agricola Monte Cristo

S.A. de C.V., Agricola Rio Yaqui S.P.R. de R.L., Agricola Nacapul S.P.R. de R.L. and Ganadera Cocorena S.P.R. de R.L.

      Arturo Bours Griffith, Propietary Director, has been a member of the board for 10 years. He has experience in swine production.

      Octavio Robinson Bours Griffith, Propietary Director, has been a member of the board for seven years. Mr. Robinson Bours holds a degree in Agricultural Engineering from the Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM). He has experience in producing swine.

      Jose Eduardo Robinson Bours Castelo, Alternate Director, has been a member of the board for 10 years. Mr. Robinson Bours holds a degree in Industrial Engineering from the Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM). He was previously Commercial Director of Industrias Bachoco and is currently a Senator of the Mexican Congress.

      Juan Salvador Robinson Bours Martinez, Alternate Director, has been a member of the board for 10 years, and has served Bachoco as Purchasing Manager. Mr. Robinson Bours holds a degree in Engineering from the Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM). His other appointments include Chairman of the board of directors of Llyasa.

      Jose Francisco Robinson Bours Griffith, Alternate Director, has been a member of the board for 10 years. He holds a degree in Civil Engineering from the Universidad Autonoma de Guadalajara. Mr. Robinson Bours has worked at Bachoco as Engineering Manager, and is currently dedicated to our agricultural operations.

      Ricardo Aguirre Borboa, Independent Director, has been a member of the board for 10 years. He is also a member of the board of directors of the newspaper El Debate and he holds a degree in Agricultural Engineering from the Instituto Tecnologico y de Estudios Superiores Monterrey (ITESM). He has experience and expertise in agriculture and pork production.

      Avelino Fernandez Salido, Independent Director, was named a member of the board on April 30, 2003. He is also a member of the board of Banco Nacional de Mexico, BBVA Bancomer, and Banca Serfin. His business experience is in the marketing of grains.

      Fernando Schwarzbeck Noriega, Independent Director, was named a member of the board on April 30, 2003.

      Guillermo Pineda Cruz, Alternate Independent Director, has been a member of the board for 10 years. He is also a member of the board of directors of Banamex and was a regional member of the board of directors of Grupo Financiero Serfin, Inverlat and Invermexico. He holds several appointments in public interest organizations, including President of the board of directors of Cajeme 2020 AC since 2000, President of the board of directors of Cruz Roja Mexicana en Ciudad Obregon and a member of the Committee of Promocion Social del Valle Yaqui, A.C. Mr. Pineda holds a degree in Civil Engineering from the Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM) and a master's degree in Business Administration from the Instituto Tecnologico y de Estudios Superiores de Sonora (ITSON). He co-founded Edificadora Pi-Bo, S.A. de C.V. in 1983, and is its President and CEO.

      At the ordinary annual stockholders' meeting held on April 28, 2004 all of the members of the board were ratified in their charges. Mr. Cristobal Mondragon Fragoso was confirmed as Secretary of the board of directors and Mr. Felizardo Gastelum Felix was appointed the Company's statutory auditor.

Executive Officers

Our executive officers as of December 31, 2003 are set forth in the table below.

Name                                    Position                          Age
----                                    --------                          ---
Cristobal Mondragon Fragoso.........    Chief Executive Officer            58
Daniel Salazar Ferrer...............    Chief Financial Officer            39
David Gastelum Cazares..............    Director of Marketing              52
Jose Luis Lopez Lepe................    Director of Personnel              56
Rodolfo Ramos Arvizu................    Director of Production             46
Carlos Huerta Suarez................    Director of Purchasing             46
Ernesto Salmon Castelo..............    Director of Industries             42
Francisco Javier Espinoza Teja......    Director of Supply Chain           36

      In June 2001, we announced the resignation of Arquimedes Celis Ordaz from his position as Chief Executive Officer. Cristobal Mondragon Fragoso was named to replace Mr. Ordaz as Chief Executive Officer of Bachoco. Mr. Mondragon joined us in 1982 and held the position of Chief Financial Officer for many years. After Mr. Mondragon was named to replace Mr. Ordaz, the position of CFO was left temporarily vacant and during that time the Manager of Finance handled the CFO's responsibilities. Starting in 2003, Mr. Daniel Salazar, former Manager of Finance, was promoted to Chief Financial Officer. In the following paragraphs we provide a brief biography of each of our executive officers.

      Cristobal Mondragon Fragoso, Chief Executive Officer, joined us in 1982 and assumed his current position in 2001. Previously, Mr. Mondragon served as Administration Manager, as Manager of Corporate Finance and as Chief Financial Officer. Before joining us, Mr. Mondragon worked as an accountant for three years. Later he joined La Hacienda, S.A. de C.V. where he held the positions of Auditor, Accountant, Head of Processing Systems, Audit Manager, Administration Manager and Comptroller. Mr. Mondragon holds an Accounting degree from Universidad Nacional Autonoma de Mexico (UNAM).

      Daniel Salazar Ferrer, Chief Financial Officer, joined us in 2000 and assumed his current position in January 2003. Previously Mr. Salazar worked for four years as Chief Financial Officer at Grupo Covarrubias and as Comptroller at Negromex, a Company of Grupo Desc. Mr. Salazar holds an Accounting degree from Universidad Tecnologica de Mexico and a master's degree in Business Administration from Instituto Tecnologico de Estudios Superiores de Monterrey (ITESM).

      David Gastelum Cazares, Director of Marketing, joined us in 1979 and assumed his current position in 1992. Previously, Mr. Gastelum served as a pullet salesman in the states of Sonora and Sinaloa, National Sales Manager of Live Animals and Eggs, Manager of the Northwest Division, Manager of the Mexico City Division and National Sales Manager. Before joining us, Mr. Gastelum worked at La Hacienda, S.A. de C.V. as Technical Advisor and as Area Officer for the Southeast Division. Mr. Gastelum holds a degree in Veterinary Medicine from the school of Veterinary of Medicine of Universidad Nacional Autonoma de Mexico
(UNAM).

      Jose Luis Lopez Lepe, Director of Personnel, joined us in 1993. Previously, Mr. Lopez worked as a teacher in several institutions as well as with Grupo Condumex, where he was Director of Personnel. Mr. Lopez holds a degree in Physics and Chemistry from the Escuela Normal Superior and a degree in Business Administration from Instituto Tecnologico Autonomo de Mexico.

      Rodolfo Ramos Arvizu, Director of Production, joined us in 1980. Previously, Mr. Ramos held positions in the Egg Quality Control Training Program and in Poultry Management as well as serving as Supervisor of the Commercial Egg Production Training Program and as Manager of Raw Material Purchasing. Mr. Ramos holds a degree in Agricultural Engineering from Instituto Tecnologico de Estudios Superiores de Monterrey (ITESM).

      Carlos Huerta Suarez, Director of Purchasing, joined us in 1986 and assumed his current position in 1995. Previously, Mr. Huerta served as Administrative Manager of Pecuarius Laboratorios, S.A. de C.V., Manager of Purchasing of the Bajio Division and Corporate Manager of Purchasing. Mr. Huerta holds a degree in Education Sciences from Universidad de Monterrey and a master's degree in Business Administration from Instituto Tecnologico de Sonora. In March 2004, Mr. Huerta retired from the Company.

      Ernesto Salmon Castelo, Director of Industries, joined us in 1991 and assumed his current position in 2000. Previously, Mr. Salmon worked for Gamesa, S.A. de C.V. and for us as Sales Manager in Sonora, Northwestern Distribution Manager, Manager of the Processing Plant in Celaya, Southeastern Division Manager and Bajio Division Manager. Mr. Salmon holds a degree in Chemical Engineering from Instituto Tecnologico de Sonora and a master's degree in Business Administration from Instituto Tecnologico de Estudios Superiores de Monterrey (ITESM).

      Francisco Javier Espinoza Teja, Director of Supply Chain, joined us in 2004. Previously, Mr. Espinoza worked at Procter & Gamble and at the Coca-Cola Company in Mexico. He holds a Chemical Engineering degree from the Universidad Autonoma de Guadalajara and a master's degree in International Finance from Instituto Tecnologico de Estudios Superiores de Monterrey (ITESM).

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

As of December 31, 2003, Francisco Jose Sanchez Gonzalez was the statutory auditor. In April 2004, Felizardo Gastelum Felix replaced him as statutory auditor.

Audit Committee

      In January 2001, a Mexican Commission of Business Leaders (Consejo Coordinador Empresarial), with the support of the Comision Nacional Bancaria y de Valores (Mexican Banking and Securities Commission, or, "CNBV"), issued a Codigo de Mejores Practicas Corporativas ("Code of Best Practices") for publicly traded Mexican companies, recommending certain actions with respect to various areas of corporate governance. Subsequently, the Securities Market Law was amended effective June 2001, to require that all publicly traded Mexican companies have an audit committee.

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

      We formally created our audit committee on May 22, 2002. It was to be comprised of five members of our board of directors but the selection of the committee members was delayed due to the succession of the Chairman of the board of directors. Between June 2001 and the appointment of the audit committee members our executive committee, consisting of six members of the board, handled the duties of the audit committee.

      In order to fully comply with current Mexican Corporate and Securities Market Laws as well as other recent regulatory amendments in the various markets in which Bachoco's shares are traded, we named an audit committee during our annual ordinary stockholders' meeting on April 30, 2003. The audit committee is currently comprised of the following four members:

      Ricardo Aguirre Borboa (President)
      Francisco Javier R. Bours Castelo
      Avelino Fernandez Salido
      Humberto Schwarzbeck Noriega

      This committee was named during our annual ordinary stockholders' meeting held on April 28, 2004.

Compensation of Directors and Officers

      For the year ended December 31, 2003, we paid approximately Ps.22.8 million in aggregate compensation to our directors and executive officers, for services they rendered in their respective capacities.

Board Practices

      In 2001, we began to review our board practices to bring them into compliance with the recent requirements for companies listed on the Mexican Stock Exchange. As a result of this review, we have changed the composition of our board and appointed an audit committee. See "Directors" and "Audit Committee."

Employees

      As of December 31, 2001, 2002 and 2003, we had approximately 18,482, 18,306 and 18,495 employees, respectively.

      In 2003, approximately 69% of employees were members of labor unions. Labor relations with our employees are governed by 52 separate collective labor agreements, each relating to a different group of employees and negotiated on behalf of each such group by a different labor union. As is typical in Mexico, wages are renegotiated every year while other terms and conditions of employment are renegotiated every two years. We seek to attract dependable and responsible employees to train at each of our plants and facilities. We offer our employees attractive salary and benefit packages, including a pension and savings plan.

      We believe that we have good relations with our employees. We have not experienced significant work stoppages as a result of labor problems.

Share Ownership

      To the best of our knowledge, no individual director holds share ownership of more than one percent of any of the class Shares subject to this report. At this time, we have not developed a share options plan for our employees.

Comparison of Our Corporate Governance Rules and the Rules of the NYSE Applicable to U.S. Companies

      On November 4, 2003, the SEC approved the final corporate governance rules of the NYSE. According to such rules, foreign private issuers are subject to a more limited set of requirements regarding corporate governance than those imposed on U.S. domestic issuers. As a foreign private issuer, we must comply with three rules imposed by the NYSE:

      o prior to July 31, 2005, we must comply with the requirements set forth by the SEC concerning audit committees;

      o our CEO must promptly notify the SEC in writing after any executive officer becomes aware of any material non-compliance with any of the applicable NYSE corporate governance rules; and

      o we shall provide a brief description disclosing any significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

      The chart below provides a brief description of the significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards.

NYSE Corporate Governance Rules for        Our Corporate Governance Practices
          Domestic Issuers

Director Independence. Majority of        Pursuant to the Mexican Securities
board of directors must be                Market Law and our bylaws, our
independent. "Controlled companies,"      stockholders are required to appoint
which would include our company if        a board of directors of between five
it were a U.S. issuer, are exempt         and 20 members, 25% of whom must be
from this requirement.                    independent. Our board of directors
                                          is not required to make a
                                          determination as to the independence
                                          of our directors.

A director is not independent if          Under Article 14 Bis of the Mexican
such director is:                         Securities Market Law, a director is
                                          not independent if such director is:

(i) a person who the board                (i) an employee or officer of the
determines has a material direct or       company (one-year cooling off
indirect relationship with the            period);
company, its parent or a
consolidated subsidiary;

(ii) an employee, or an immediate         (ii) a stockholder that, without
family member of an executive             being an employee or officer of the
officer, of the company, its parent       company, has influence or authority
or a consolidated subsidiary, other       over the company's officers;
than employment as interim chairman
or CEO;

(iii) a person who receives, or           (iii) a consultant, or partner or
whose immediate family member             employee of a consultant, to the
receives, more than $100,000 per          company or its affiliates, where the
year in direct compensation from the      income from the company represents
company, its parent or a                  10% or more of the overall income of
consolidated subsidiary, other than       such consultant;
director and committee fees or
deferred compensation for prior
services only (and other than
compensation for service as interim
chairman or CEO or received by an
immediate family member for service
as a non-executive employee);

(iv) a person who is affiliated with      (iv) an important client, supplier,
or employed, or whose immediate           debtor or creditor (or a partner,
family member is affiliated with or       director or employee thereof). A
employed in a professional capacity,      client and supplier is considered
by a present or former internal or        important where its sales to or
external auditor of the company, its      purchases from the company represent
parent or a consolidated subsidiary;      more than 10% of the client's or
                                          supplier's total sales or purchases.
                                          A debtor or creditor is considered
                                          important whenever its sales to or
                                          purchases from to the company
                                          represent more than 15% of the
                                          debtor's or creditor's total sales
                                          or purchases;

NYSE Corporate Governance Rules for        Our Corporate Governance Practices
          Domestic Issuers

(v) an executive officer, or an           (v) an employee of a non-profit
immediate family member of an             entity that receives contributions
executive officer, of another             from the company that represent more
company whose compensation                than 15% of the total contributions
committee's membership includes an        received;
executive officer of the listed
company, its parent or a
consolidated subsidiary; or

(vi) an executive officer or              (vi) a CEO or other high ranking
employee of a company, or an              officer of another company in which
immediate family member of an             the issuer's CEO or other high
executive officer of a company, that      ranking officer is a member of the
makes payments to, or receives            board of directors; or
payments from, the listed company,
its parent or a consolidated
subsidiary for property or services
in an amount which, in any single
fiscal year, exceeds the greater of
$1 million or 2% of such other
company's consolidated gross
revenues (charities are not
included, but any such payments must
be disclosed in the company's proxy
(or, if no proxy is prepared, its
Form 10-K / Annual Report)).

(vii) "Immediate family member"           (vii) a "family member" related to
includes a person's spouse, parents,      any of the persons mentioned above
children, siblings, mothers and           in (i) through (vi). "Family member"
fathers-in-law, sons and                  includes a person's spouse,
daughters-in-law and anyone (other        concubine or other relative of up to
than domestic employees) who shares       three degrees of consanguinity and
the person's home. Individuals who        affinity, in the case of (i) and
are no longer immediate family            (ii) above, and a spouse, concubine
members due to legal separation,          or other relative of up to one
divorce or death (or incapacity) are      degree of consanguinity or affinity
excluded. ss.303A.02(b)                   in the case of (iii) through (vi)
                                          above.

Executive Sessions. Non-management        There is no similar requirement
directors must meet regularly in          under our bylaws or applicable
executive sessions without                Mexican law.
management. Independent directors
should meet alone in an executive
session at least once a
year.ss.303A.03

Audit committee. Audit committee          We expect to comply with Rule 10A-3
satisfying the independence and           by July 31, 2005. The members of our
other requirements of Rule 10A-3          audit committee are independent as
under the Exchange Act and the more       independence is defined by Rule
stringent requirements under the          10A-3. The members of our audit
NYSE standards is required.               committee are not required to
ss.ss.303A.06, 303A.07                    satisfy the NYSE independence and
                                          other audit committee standards that
                                          are not prescribed by Rule 10A-3.

                                          Our audit committee complies with
                                          the requirements of the Mexican
                                          Securities Market Law and has the
                                          following attributes:

NYSE Corporate Governance Rules for        Our Corporate Governance Practices
          Domestic Issuers

                                          o     We have a four-member audit
                                                committee, which is composed
                                                of one proprietary director
                                                and three proprietary
                                                independent directors.

                                          o     The president of the audit
                                                committee and two members are
                                                independent. Under the Mexican
                                                Securities Market Law, the
                                                president and the majority of
                                                the members of the audit
                                                committee must be independent.

                                          o     Our audit committee operates
                                                pursuant to a written charter
                                                adopted by our board of
                                                directors. For a detailed
                                                description of the duties of
                                                our audit committee, see Item
                                                6 of our annual report on Form
                                                20-F.

                                          o     Pursuant to our bylaws and
                                                Mexican law, our audit
                                                committee submits an annual
                                                report regarding its
                                                activities to our board of
                                                directors.

Nominating/corporate governance           We are not required to have a
committee. Nominating/corporate           nominating/corporate governance
governance committee of independent       committee, and it is not expressly
directors is required. The committee      recommended by the Mexican Code of
must have a charter specifying the        Best Corporate Practices.
purpose, duties and evaluation
procedures of the committee.
"Controlled companies," which would
include our company if it were a
U.S. issuer, are exempt from these
requirements. ss.303A.04

Compensation committee. Compensation      We are not required to have a
committee of independent directors        compensation committee. As
is required, which must approve           recommended by the Mexican Code of
executive officer compensation. The       Best Corporate Practices, we have an
committee must have a charter             evaluation mechanism for assisting
specifying the purpose, duties and        the board of directors in approving
evaluation procedures of the              executive officer compensation.
committee. "Controlled companies,"
which would include our company if
it were a U.S. issuer, are exempt
from this requirement. ss.303A.05

Equity compensation plans. Equity         Stockholder approval is not
compensation plans require                expressly required under Mexican law
stockholder approval, subject to          or our bylaws for the adoption and
limited exemptions. ss.303A.08            amendment of an equity-compensation
                                          plan. However, regulations of the
                                          Mexican Banking and Securities
                                          Commission

NYSE Corporate Governance Rules for        Our Corporate Governance Practices
          Domestic Issuers

                                           require stockholder approval under
                                           certain circumstances. We currently
                                           do not have any equity-compensation
                                           plans in place.

Code of Ethics. Corporate governance       We have adopted a code of ethics,
guidelines and a code of business          which has been accepted by to our
conduct and ethics is required, with       chief executive officer, chief
disclosure of any waiver for               financial officer, controller and
directors or executive officers.           persons performing similar
ss.303A.10                                 functions, as well as to other
                                           officers and employees. We are
                                           required by Item 16B of Form 20-F to
                                           disclose any waivers granted to our
                                           chief executive officer, chief
                                           financial officer, principal
                                           accounting officer and persons
                                           performing similar functions. We
                                           have no such waivers in place.

ITEM 7. Major Stockholders and Related Party Transactions.

      Our Common Stock consists of 450,000,000 Series B Shares and 150,000,000 Series L Shares. Holders of Series B Shares are entitled to one vote at any general meeting of our stockholders for each Series B Share held. Holders of Series L Shares are entitled to one vote for each Series L Share held, but only with respect to certain matters. Each Unit consists of one Series B Share and one Series L Share. Each B Unit consists of two Series B Shares. In April 1995, the Robinson Bours Stockholders created the Control Trust to hold certain Units owned by members of the Robinson Bours family. The Robinson Bours Stockholders, through the Control Trust and a separate trust established in connection with our 1997 initial public offering (the "Family Trust"), owned Units and B Units representing approximately 65.5% of the Series L Shares and 88.5% of the Series B Shares outstanding on December 31, 2003. In total, the Control Trust and the Family Trust owned 496,500,000 Shares outstanding on December 31, 2003.

      The table below sets forth certain information regarding the direct or indirect ownership of outstanding Shares by the Control Trust and the Family Trust as of December 31, 2003.

      Title of Class             Identity of Group              Amount Owned       Percent of Class
------------------------   -----------------------------      ----------------     ----------------
Series B(1)                Control Trust and Family Trust        398,250,000            88.5%

Series L(2)                Control Trust and Family Trust         98,250,000            65.5%

All Classes(3)             Control Trust and Family Trust        496,500,000            82.8%

----------
(1) Percentage is based on 450,000,000 Series B Shares, including 300,000,000 Shares not registered under Section 12 of the Securities and Exchange Act of 1934.
(2)   Percentage is based on 150,000,000 Series L Shares.
(3)   Percentage is based on 600,000,000 Shares.

      Except as set forth in the table above, we are not aware of any person who owns 10% or more of our Common Stock.

      In November 1998, in accordance with rules established by the CNBV, we established a reserve in the amount of Ps.180.0 million (Ps.258.4 million in constant pesos as of December 31, 2003 purchasing power) for the repurchase of shares. We may repurchase our shares in the Mexican Stock Exchange at prevailing prices to the extent of the balance remaining in the reserve account or up to 3% of the total shares outstanding. Any shares so repurchased will not be deemed to be outstanding for purposes of calculating a quorum or for voting at any stockholders' meeting during the time that we own the shares. During our stockholders' meeting of April 30, 2004, we capped the share repurchase program for 2004 to a maximum amount of Ps.132.3 million, equivalent to approximately
6.2 million units UBL (or 1.0 million ADS). As of May 7, 2004, we had repurchased a total of 710,000 units UBL, representing 0.24% of the total shares outstanding.

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

      We regularly purchase vehicles and related equipment from distributors owned by various members of the Robinson Bours family. The total amount spent on such purchases was Ps.34.3 million, Ps.50.0 million and Ps.47.3 million for the years ended December 31, 2001, 2002 and 2003, respectively. The distribution of vehicles and related equipment is a highly competitive aspect of business in the areas in which we operate. We are not dependent on affiliated distributors and are able to ensure that the pricing and service we obtain from affiliated distributors are competitive with those available from other suppliers.

      The Robinson Bours Stockholders own Taxis Aereos del Noroeste, S.A. de C.V. ("TAN"), an air transport company that provides transportation for members of the board of directors to and from meetings at our headquarters in Celaya. We paid TAN Ps.2.8 million, Ps.3.5 million and Ps.4.5 million for the years ended December 31, 2001, 2002 and 2003, respectively, for such transportation.

      We purchased feed and packaging materials from enterprises owned by the family of Enrique Robinson Bours and the family of Juan Bautista Robinson Bours. The cost of such purchases was Ps.147.7 million, Ps.101.8 million and Ps.153.2 million for the years ended December 31, 2001, 2002 and 2003, respectively.

      Our accounts payable to related parties totaled Ps.21.0 million and Ps.2.5 million for the years ended December 31, 2002 and 2003, respectively. These transactions took place among companies owned by the same set of stockholders. See Note 8 to the consolidated financial statements.

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

      The consolidated financial statements have been prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 17 to the consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of total stockholders' equity, operating income and net income, and a condensed cash flow statement under U.S. GAAP as of December 31, 2002 and 2003, and for the years ended December 31, 2001, 2002 and 2003.

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

      We declared and paid dividends in nominal pesos of Ps.313.2 million in 2001, Ps.267.8 million in 2002 and Ps.297.7 million in 2003.

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

Significant Changes

      On January 1, 2003, the Company adopted the requirements of the new Bulletin E-1 under Mexican GAAP. The Bulletin changes the way biological assets, including animals like chicken and swine, are treated under Mexican GAAP. Starting in January 2003, changes in the fair market value of these assets must be included as a potential profit in a company's financial statements before they are harvested. We have to estimate the potential profit for these animals at a reasonable market price minus expected costs and operating expenses. That estimate may be higher or lower than the actual profits realized. The effect of Bulletin E-1 may be positive or negative for any particular period, depending on the price and inventories of animals in that period. The cumulative effect of the adoption of Bulletin E-1 on January 1, 2003 resulted in an increase of Ps.80.5 million (Ps.67.6 million net of taxes), which is presented in our income statement as a cumulative effect of accounting change. The Ps.21.5 million difference between fair values of beginning and ending inventories was recognized under net revenues.

      For U.S. GAAP purposes, biological asset and agricultural products are valued at cost. Therefore, the 2003 reconciliation shows the reversal of biological assets valuation at fair value resulting in a net charge of Ps.58.9, leaving inventories of biological assets and agricultural products stated at average cost of production, which approximates estimated replacement cost, not in excess of net realizable value.

      On April 30, 2003 in order to fully comply with the current Mexican Corporate and Securities Market Laws as well as other recent regulatory amendments in the various markets in which Bachoco's shares are traded, we named a new board of directors, which was ratified on April 28, 2004 during the annual ordinary stockholders' meeting. See "Item 6--Directors, Senior Management and Employees."

ITEM 9. The Offer and Listing

      The Units (each comprised of one Series B Share and one Series L Share) are listed on the Mexican Stock Exchange, and the American Depositary Shares ("ADSs," each comprised of six Units) are listed on the New York Stock Exchange. The ADSs are evidenced by American Depositary Receipts ("ADRs") issued by The Bank of New York, as Depositary under a Deposit Agreement among the Company, the Depositary and the holders from time to time of ADRs. On December 31, 2003, there were 3,997,223 ADSs outstanding, representing 5.3% of the outstanding Series B Shares and 16.1% of the outstanding Series L Shares, which were held by five holders (including the Depositary Trust Company) with registered addresses in the United States.

      The Units and the ADSs commenced trading on September 19, 1997. The following tables set forth for each year from 2000 to 2003, for each quarter from 2002 and 2003 and for each complete month from December 2003 to May 2004, the high, low and period end sales prices of the Units on the Mexican Stock Exchange as reported by the Mexican Stock Exchange and the high, low and period end sales price of the ADSs on the New York Stock Exchange as reported by the New York Stock Exchange.

                             Mexican Stock Exchange
                            (Nominal pesos per Unit)

           Year                               High          Low         Close
         --------                           --------     --------     --------
1999 .................................        16.09         9.60        16.00
2000 .................................        16.06         9.51        10.19
2001 .................................        13.00         8.17        11.10
2002 .................................        16.00        10.98        14.50
2003 .................................        19.30        14.00         18.9

                             New York Stock Exchange
                                 (U.S.$ per ADS)

           Year                               High          Low         Close
         --------                           --------     --------     --------
1999 .................................        11.25         6.50        10.75
2000 .................................        10.75         6.50         7.06
2001 .................................         8.60         5.45         7.35
2002 .................................        10.00         7.15         8.52
2003 .................................        10.78         7.73        10.45

                             Mexican Stock Exchange
                            (Nominal pesos per Unit)

           Year                               High          Low         Close
         --------                           --------     --------     --------
First Quarter 2002 ...................        15.00        10.98        14.50
Second Quarter 2002 ..................        16.00        14.36        15.00
Third Quarter 2002 ...................        16.00        14.50        14.50
Fourth Quarter 2002 ..................        14.50        13.49        14.50
First Quarter 2003 ...................        14.80        14.00        14.70
Second Quarter 2003 ..................        17.50        14.70        17.09
Third Quarter 2003 ...................        17.40        16.40        16.90
Fourth Quarter 2003 ..................        19.30        17.30        18.90

                             New York Stock Exchange
                                 (U.S.$ per ADS)

           Year                               High          Low         Close
         --------                           --------     --------     --------
First Quarter 2002 ...................        10.00         7.15         9.85
Second Quarter 2002 ..................         9.95         9.15         9.40
Third Quarter 2002 ...................         9.77         8.38         8.50
Fourth Quarter 2002 ..................         8.65         7.75         8.52
First Quarter 2003 ...................         8.85         7.74         8.05
Second Quarter 2003 ..................        10.90         9.20        10.35
Third Quarter 2003 ...................        10.40         9.60         9.95
Fourth Quarter 2003 ..................        10.71         9.40        10.30

                             Mexican Stock Exchange
                            (Nominal pesos per Unit)

           Year                               High          Low         Close
         --------                           --------     --------     --------
December 2003 ........................        19.03        18.50        18.90
January 2004 .........................        20.32        19.50        20.32
February 2004 ........................        24.00        21.20        23.00
March 2004 ...........................        23.30        20.50        21.30
April 2004 ...........................        21.25        20.00        20.00
May 2004..............................        20.00        17.00        18.00

                             New York Stock Exchange
                                 (U.S.$ per ADS)

           Year                               High          Low         Close
         --------                           --------     --------     --------
December 2003 ........................        10.41        11.27        11.15
January 2004 .........................        11.04        10.71        11.04
February 2004 ........................        13.28        11.49        12.54
March 2004 ...........................        12.75        10.92        11.40
April 2004 ...........................        11.44         9.75         9.75
May 2004 .............................         9.85         8.80         9.85

Trading on the Mexican Stock Exchange

      The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1894, the Mexican Stock Exchange is organized as a corporation whose shares are held by brokerage houses, which are currently the only entities allowed to own them. These brokerage houses are currently the only entities authorized to trade on the floor of the Mexican Stock Exchange. Trading on the Mexican Stock Exchange takes place principally through an automated inter-dealer quotation system known as SENTRA, which is open for trading between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time, each business day. Each trading day is divided into six trading sessions with ten-minute periods separating each session. Trades in securities listed on the Mexican Stock Exchange can, subject to certain requirements, also be realized off the Exchange. Due primarily to Mexican tax considerations, however, most transactions in listed securities are effected through the Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the Units that are directly or indirectly (for example, through ADSs) quoted on a stock exchange outside Mexico.

      Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores (Central Securities Depository for the Mexican Securities Market, or, "Indeval"), a privately-owned central securities depositary that acts as a clearing house, depositary, custodian and registrar for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

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

Market Regulation

      The predecessor of the CNBV was established in 1946 to regulate stock market activity. The Ley del Mercado de Valores ("Securities Market Law") of 1975, as amended, regulates the securities markets and brokerage houses and sets standards for the registration of brokers in the Intermediaries Section of the Registro Nacional de Valores e Intermediarios (National Registry of Securities and Intermediaries, or, "RNVI"), a prerequisite to becoming a member of the Mexican Stock Exchange. Prior to registration in the RNVI, the brokerage houses must be authorized by the Ministry of Finance upon the recommendation of the CNBV. Legislative provisions under NAFTA allow foreign securities firms in a NAFTA country to establish and control brokerage firms in Mexico. There are several foreign brokerage houses authorized to operate in Mexico. In addition, a number of other foreign brokerage firms have submitted preliminary applications to be authorized to operate in the Mexican Stock Exchange. The Securities Market Law also empowers the CNBV to regulate the public offering and trading of securities. The governing committee of the CNBV is composed of representatives of the Ministry of Finance, the Mexican Central Bank, the Comision Nacional de Seguros y Fianzas ("National Insurance and Bonding Commission"), the Comision Nacional del Sistema de Ahorro para el Retiro ("National Retirement Savings Fund Commission") and the CNBV.

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

      The CNBV and the Mexican Stock Exchange must also be notified in the event of any of the following contingencies:

      o on the following day of operation if any stockholder of a company listed on the Mexican Stock Exchange effects one or more transactions resulting in the ownership of more than 10% and less of 30% of capital stock;

      o on the following day of operation if any Related Person increases his ownership of the stock of a company; and

      o at least 15 days before the operation becomes effective if any stockholder of a company listed on the Mexican Stock Exchange, undertakes in a Public Offering one or more transactions resulting in the ownership of more than 30% and less than 50% of capital stock.

ITEM 10. Additional Information

Memorandum and Articles of Association

      Information regarding the memorandum and articles of association was included in the Initial Registration Form F-1, submitted on September 1997. In April 2002, we made changes to our bylaws, which were reported in our annual report for year 2002. In December 2003 we made further changes; the majority of which are summarized below. Aside from these changes, the information contained the Initial Registration Form F-1 is applicable to this Annual Report.

      The discussion set forth below contains information concerning our capital stock and a brief summary of the material provisions of the bylaws and applicable Mexican law. This summary does not purport to be complete and is qualified in its entirety by reference to the bylaws and the applicable provisions of Mexican law.

General

      Industrias Bachoco, S.A. de C.V., was incorporated on April 17, 1980, as a variable capital corporation (sociedad anonima de capital variable) under the laws of Mexico.

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

      The Series B Shares generally will represent at least 75% of our Common Stock and will have full voting rights. See "--Foreign Investment Legislation." The Series L Shares may not represent more than 25% of our capital stock. As further described below, the Series B Shares and the Series L Shares have the same economic rights. Each Series B Share entitles the holder thereof to one vote at any general meeting of the stockholders. The Series L Shares are entitled to vote only with respect to certain limited matters as described under "--Voting Rights and Stockholders' Meetings."

      The Robinson Bours Stockholders have advised us that they intend to ensure that the Control Trust will hold at least 51% of the Series B Shares at any time outstanding. See "--Foreign Investment Legislation."

Registration and Transfer

      The Units and B Units are evidenced by certificates in registered form, which may have dividend coupons attached. We maintain a registry and, in accordance with Mexican law, we recognize as stockholders only those holders listed in the stock registry. Stockholders may hold their Units or B Units in the form of physical certificates (which, together with notations made in our stock registry, evidence ownership of the Units and B Units) or through book entries with institutions that have accounts with Indeval. Indeval is the holder of record in respect of Units and B Units held through it. Accounts may be maintained at Indeval by brokerage houses, banks and other entities approved by the CNBV. Ownership of Units and B Units maintained at Indeval is evidenced through Indeval's records and through lists kept by Indeval participants. See "Description of American Depositary Receipts."

      In accordance with Article 130 of the Ley General de Sociedades Mercantiles ("Mexican Companies Law"), the board of directors must authorize any transfer of stock, or any securities based on such stock, when the number of shares sought to be transferred in one act or a succession of acts, without limit of time or from one group of interrelated stockholders or stockholders who act in concert, constitutes 10% or more of the voting stock issued by the Company. If the board of directors refuses to authorize such a transfer, the board must designate one or more purchasers of the stock, who must pay the interested party the prevailing price on the Mexican Stock Exchange. If the shares are not registered with Indeval the price will be determined in accordance with Article 130 of the Mexican Companies Law. If any person participates in a transaction that would have resulted in the acquisition of 10% or more voting stock of the Company without having obtained the board's prior approval they must pay the Company a fine equal to the market value of the shares.

      Any person who participates in an act that violate the terms of Article 130 discussed in the preceding paragraph will be obligated to pay the Company a fine in an amount equal to the value of the shares owned directly or indirectly by the stockholder, or the value of the shares involved in the prohibited transaction, if such person does not own shares issued by the Company. In the case of a prohibited transaction that would have result in the acquisition of 10% or more of the voting stock of the Company, the fine will be equal to the market value of those shares, provided that board authorization was not obtained in advance.

      According to our bylaws, a majority of the members of the board of directors must authorize in writing, by a resolution made at a board of directors' meeting, any change in the control of the Company. Our board of directors has the right to decide if a person or a group of persons is acting for the purpose of acquiring control of the Company.

Voting Rights and Stockholders' Meetings

      Each Series B Share entitles the holder thereof to one vote at any general meeting of the stockholders. Holders of Series B Shares are currently entitled to elect all members of the board of directors, with the exception of those members that holders of Series L Shares are entitled to elect. Our bylaws provide that the board of directors shall consist of at least 5 members, which minimum number may be decreased at an extraordinary general meeting of stockholders by majority vote of the holders of Series B Shares. At year-end 2002, the board of directors consisted of 15 members. Our board was reformed in April 2003, and now consists of seven proprietary Directors and three independent Directors. The stockholders also appointed four alternate directors to the board of directors, three of whom are proprietary and one of whom is independent.

      Each Series L Share entitles the holder thereof to the following rights:

      (i) the rights described below with respect to the appointment or election of up to two directors;

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

      Under Mexican law, the holders of Shares of any series are also entitled to vote at a special meeting on any action that would prejudice the rights of such holders, and such a holder would be entitled to judicial relief against any such action taken without the approval of holders at such a meeting. Special meetings are meetings called by holders of a certain series, like the L Series, in order to reach a consensus on an issue or issues prior to an extraordinary meeting. Any determination that an action does not require a vote at a special meeting would be subject to judicial challenge by an affected stockholder, and a Mexican court of competent jurisdiction would determine whether the challenged action required a vote at a special meeting. Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

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

      Any holder or group of holders of Series L Shares representing 10% or more of our outstanding capital stock has the right to appoint one member and one alternate member of the board of directors by written notice delivered to the Chairman or the Secretary of the board at least two days prior to the date of a general stockholders' meeting to be held for the election of directors. If no directors are so appointed, holders of Series L Shares are entitled to vote at a special stockholders' meeting to elect two members and two alternate members of the board of directors; similarly, if only one director is so appointed, holders of Series L Shares are entitled to vote at a special stockholders' meeting to elect one additional member and one alternate member of the board of directors. The holders of Series L Shares can only revoke the appointment of a member of the board that they elected, but only if the appointment of all the other members of the board is also revoked. Other than the Robinson Bours Stockholders, no person or persons own Series L Shares representing 10% or more of our outstanding capital stock.

      Under our bylaws, the quorum on first call for a general ordinary meeting is at least 50% of the outstanding Series B Shares, and action may be taken by a majority of the Series B Shares present. If a quorum is not available on first call, a second meeting may be called at which action may be taken by a majority of the Series B Shares present, regardless of the number of such shares. The quorum on first call for a general extraordinary meeting or a special meeting is 75% of the outstanding Shares with voting rights on the matters to be addressed in that meeting. If a quorum is not available on first call, a second meeting may be called, provided that at least 50% of the outstanding Shares with voting rights on the matters to be addressed in that meeting are represented.

      Whether on first or subsequent call, adoption of a resolution at a general extraordinary meeting requires the favorable vote of the holders of at least 50% of the outstanding Shares with voting rights on the matters to be addressed by that extraordinary meeting. In addition, any action taken at an extraordinary general meeting, on first or subsequent call, at which holders of Series L Shares are entitled to vote, requires the favorable vote of the holders of the majority of the outstanding Series B Shares voting separately as a class, and any action taken at an extraordinary general meeting, on first or subsequent call, with respect to the cancellation of the registration of the Series L Shares with the RNVI or with any Mexican or foreign stock exchange, requires the favorable vote of the holders of Series L Shares at a special meeting. Whether on a first or subsequent call, for a special meeting to take action, the favorable vote of at least 50% of the outstanding Shares of the corresponding Series is required; provided, however, that special meetings of holders of Series L Shares which are called to elect and remove directors and to vote with respect to the cancellation of the registration of the Series L Shares with the RNVI or with any Mexican or foreign stock exchange do not have a quorum requirement and action may be taken by a majority of the Series L Shares present, regardless of the number of such shares.

      Our bylaws require the approval of holders of at least 95% of the outstanding Shares and the approval of the CNBV for the amendment of the controlling stockholders' obligation under the bylaws to repurchase Shares and certain other provisions in the event of delisting. See "--Other
Provisions--Repurchase in the Event of Delisting."

      Holders of ADRs are entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the Series B Shares and the Series L Shares constituting the Units represented by the ADSs. See "Description of American Depositary Receipts--Voting of Deposited Securities."

      According to our bylaws, stockholders with a right to vote, including a limited right to vote, who hold at least 10% of the shares represented in a stockholders' meeting, may ask to postpone a vote on any matters on which they believe they do not have enough information as defined by Article 199 of the Mexican Companies Law. Stockholders with a right to vote, including a limited right to vote, who hold at least 20% of the capital stock, may legally object to the decisions of a general stockholder's meeting, with respect to matters in which they have rights, as defined by Articles 201 and 202 of the Mexican Companies Law.

      In addition, stockholders with or without a right to vote, representing at least 10% of the stockholders equity, can appoint a commissary. They can revoke the commissary they appointed, but only when all others commissaries are revoked.

      The board of directors, the Chairman of the board of directors, the Secretary of the board of directors, the statutory auditor or any Mexican court of competent jurisdiction may call a stockholders' meeting. The board of directors or the statutory auditor may be required to call a meeting of stockholders by holders of at least 10% of the Series B Shares or, in the case of a stockholders' meeting at which holders of Series L Shares would be entitled to vote, by the holders of at least 10% of our outstanding capital stock. In addition, the board of directors or the statutory auditor must call a stockholders' meeting at the written request of any holder of Series B Shares if no ordinary general stockholders' meeting has been held for two consecutive years or if in any meetings held during such a period the stockholders have not considered the items mentioned in Article 181 of the Mexican Companies Law, discussed above.

      The board of directors or the statutory auditor must call a stockholders' meeting at the written request of any holder of Series L Shares if no ordinary general stockholders' meeting has been held for two consecutive years for the election of directors. In the event that a meeting is not called within 15 days following the date of such a request, a Mexican court may require such meeting to be called. At least 15 days prior to the meeting, notice of the meeting must be published in the Diario Oficial de la Federacion ("Official Gazette") or in a newspaper of general circulation in Mexico City. Stockholders' meetings may be held without such publication provided that 100.0% of the outstanding Shares with voting rights on the matters to be addressed by such meeting are represented.

      From the moment that a call for a stockholders' meeting is made public, all the information related to the meeting must be available to the stockholders. In order to attend a stockholders' meeting, a stockholder must request and obtain an admission card by furnishing, at least 24 hours before the time set for holding the stockholders' meeting, appropriate evidence of ownership of Shares in us and depositing such Shares with our corporate secretary or with an institution authorized to accept such deposit. If so entitled to attend the meeting, a stockholder may be represented by proxy signed before two witnesses. Additionally, the stockholder may be represented at the stockholders' meetings by a person named by proxy, on a printed form that we issue, which, under Mexican law, must identify our company and indicate clearly the matters to be addressed in the meeting, with enough space for the instructions that the stockholder specifies. We are obliged to make information on the upcoming meeting available to the intermediaries in the stock market, for the time specified in Article 173 of the Mexican Law, in order to give the intermediaries time to send it to the stockholders they represent. The Secretary of the board of directors must verify that this requirement is met and report on this matter at the stockholders meeting. See "--Registration and Transfer."

Members of the Board

      Under the Mexican Companies Law, a board of directors must conform to the following requirements:

      (i) The board must have at least five and no more than 20 proprietary directors;

      (ii) For every member of the board, an alternate member of the board must be named; an alternate director of an independent proprietary director must be also independent;

      (iii) At least 25% of the members of the board must be independents according to the article 14 Bis 3 of the Ley del Mercado de Valores ("Securities Market Law").

      Apart from satisfying all of the requirements mentioned above, failure to meet these standards for any reason will not constitute grounds for judicial action challenging any act, contract, or agreement undertaken by the board, an intermediate committee or other delegated authority. Furthermore, such standards will not be mandatory for the validity or existence of such acts.

      The board of directors must meet at least every three months at our address or any other place in Mexico and on the dates that the board determines. Meetings previously scheduled in accordance with a schedule pre-approved by the board do not need to be called. Meetings must be called by at least 25% of the members of the board of directors, the Chairman of the board of directors, the Vice-Chairman of the board of directors or in the case of a commissary, the Secretary or the alternate Secretary of the board. Members of the board must be notified via e-mail or in writing at least five calendar days in advance of a meeting. The Commissaries must be called to every meeting of the board, where they have the right to speak, but not the right to vote.

Statutory Auditor

      As determined by Mexican law, the statutory auditor's role is to verify information on the company, to audit its operations and to report on the company to stockholders at the annual stockholders' meeting. Any stockholder with at least 10% of our capital stock-even a stockholder without the right to vote-has the right to designate a statutory auditor. In the case of a statutory auditor appointed by a minority of stockholders, the majority may revoke that appointment provided that it revokes the appointment of all other statutory auditors as well. A statutory auditor does not need to be a stockholder and maintains his or her position for one year, but may continue to fulfill his or her duties until the replacement takes over the position. A statutory auditor may be reelected. A substitute statutory auditor may assume the duties of any statutory auditor who, for any reason, cannot perform his or her duties.

Dividends and Distributions

      At the annual ordinary general stockholders' meeting, the board of directors submits our financial statements for the previous fiscal year, together with a report thereon by the board, to the holders of Series B Shares for their consideration. The holders of Series B Shares, once they have approved the financial statements, determine the allocation of our net profits, if any, for the preceding year. They are required by law to allocate 5% of such net profits to a legal reserve, which is not thereafter available for distribution until the amount of the legal reserve equals 20% of our historical capital stock (before giving effect to the restatement thereof in constant pesos). As of December 31, 2003, our legal reserve fund was equal to at least 20% of our paid-in capital stock. Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the stockholders determine, including a reserve for the repurchase of our Shares. The remaining balance of net profits, if any, is available for distribution as dividends. No dividends may be paid, however, unless losses for prior fiscal years have been paid or absorbed.

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

Changes in Capital Stock

      An increase of capital stock may generally be effected through the issuance of new Units or Shares for payment in cash or in kind, by capitalization of indebtedness or by capitalization of certain items of stockholders' equity. An increase of capital stock generally may not be realized until all previously issued and subscribed Units or Shares of capital stock have been fully paid. Generally, a reduction of capital stock may be effected to absorb losses, to redeem Units or Shares, or to release stockholders from payments not made. A reduction of capital stock to redeem Units or Shares is effected by reimbursing holders of Units or Shares pro rata or by lot. Stockholders may also approve the redemption of fully paid Units or Shares with retained earnings. Such a redemption would be effected by a repurchase of Units or Shares on the Mexican Stock Exchange (in the case of Units or Shares listed thereon) and would be subject to the limitation that the Series L Shares may not at any time represent more than 25% of our capital stock.

      Except under limited circumstances, the bylaws require that any capital increase effected pursuant to a capital contribution be represented by new Series B Shares and Series L Shares in proportion to the number of Shares of each such Series outstanding.

      The fixed portion of our capital stock may only be increased or decreased by resolution of a general extraordinary meeting and an amendment to the bylaws, whereas the variable portion of our capital stock may be increased or decreased by resolution of a general ordinary meeting. See "Other Provisions--Fixed and Variable Capital."

      No resolution by the stockholders is required for decreases in capital stock resulting from exercise of our right to withdraw variable shares or from our repurchase of our own Shares or for increases in capital stock resulting from our sale of Shares we previously purchased. See "Other Provisions--Purchase by the Company of its Shares" and "Other Provisions--Appraisal Rights."

      In order for any capital increase for payment in cash to take place, holders of at least 85% of the Trust Shares must instruct the trustee of the Control Trust to vote in favor of such capital increase.

Preemptive Rights

      Except in certain limited circumstances, in the event of a capital increase through the issuance of new Shares for payment in cash or in kind, a holder of existing Shares of a given Series at the time of the capital increase has a preferential right to subscribe for a sufficient number of new Shares of the same Series to maintain the holder's existing proportionate holdings of Shares of that Series or, in the event of a capital increase through the issuance of limited-voting or non-voting stock only, to subscribe for a sufficient number of the shares to be issued to maintain the holder's existing proportionate holdings of our capital stock. Preemptive rights must be exercised within 15 days following the publication of notice of the capital increase in the Diario Oficial de la Federacion (Official Gazette) or following the date of the stockholders' meeting at which the capital increase was approved if all stockholders were represented at such meeting; otherwise such rights will lapse. Under Mexican law, preemptive rights cannot be waived in advance by a stockholder, except under limited circumstances and cannot be represented by an instrument that is negotiable separately from the corresponding share. The Robinson Bours Stockholders, including the Selling Stockholders, have waived all preemptive rights with respect to the Series B Shares and Series L Shares comprised in the Units underlying the ADSs being offered in the Global Offering. Holders of ADRs that are U.S. citizens or are located in the United States may be restricted in their ability to participate in the exercise of preemptive rights. See "Description of American Depositary Receipts--Dividends, Other Distributions and Rights."

Foreign Investment Legislation

      Ownership by foreigners of shares of Mexican companies is regulated by the Ley de Inversion Extranjera ("Foreign Investment Law") and by the Reglamento de la Ley para Promover la Inversion Mexicana y Regular la Inversion Extranjera ("Foreign Investment Regulations"). The Ministry of Commerce and Industrial Development and the Foreign Investment Commission are responsible for the administration of the Foreign Investment Law.

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

      Redemption of our variable capital stock is made at the lower of (i) 95% of the average share price quoted on the Mexican Stock Exchange during the 30 business days prior to the date on which the withdrawal is to become effective or if the number of the days that the shares were negotiated is less than 30 days we will consider only the days in when the shares were effectively negotiated (ii) the book value per variable capital share as calculated from our consolidated balance sheets (as approved at a general ordinary stockholders' meeting) for the previous fiscal year in which the withdrawal became effective. Any such amount to be paid by us would become due on the day following the general ordinary stockholders' meeting referred to in clause (ii) above.

      Forfeiture of Shares. As required by Mexican law, our bylaws provide that our current and future foreign stockholders are formally bound to the Mexican Secretaria de Relaciones Exteriores ("Ministry of Foreign Relations") to consider themselves as Mexican nationals with respect to our Units and Shares that they may acquire or of which they may be owners, and with respect to the property, rights, concessions, participations or interests that we may own or rights and obligations that are based on contracts to which we are party with the Mexican authorities, and not to invoke the protection of their government under penalty, should they do so, of forfeiting to the Mexican State the corporate participation that they may have acquired. In the opinion of Franck, Galicia, Duclaud & Robles, S.C., our special Mexican counsel, under this provision a non-Mexican stockholder (including a non-Mexican holder of ADSs) is deemed to have agreed not to invoke the protection of his own government by requesting such government to interpose a diplomatic claim against the Mexican government with respect to the stockholder's rights as a stockholder, but is not deemed to have waived any other rights it may have with respect to its investment in us, including any rights under U.S. securities laws. If the stockholder should invoke such governmental protection in violation of this agreement, its Units could be forfeited to the Mexican State. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of capital stock by foreign investors.

      Exclusive Jurisdiction. Our bylaws provide that legal actions relating to any conflict between our stockholders and us, or among the stockholders in connection with matters related to us, may be brought only in courts in Mexico City. Therefore, our stockholders are restricted to the courts of Mexico City.

      Duration. The duration of our existence under our bylaws is indefinite.

      Repurchase of our own Shares. We may repurchase our Units on the Mexican Stock Exchange at any time at the then-prevailing market price. Any repurchases will be charged to the Stockholders Equity as long as these shares belong to the same company, or to the Capital Stock in the event that we convert these shares to treasury stock, and in this last case no resolution of the stockholders' meeting is required. At each annual ordinary stockholders' meeting, the maximum amount of resources that may be used to repurchase shares will be expressly defined. The board of directors will name the persons responsible for the operation of the repurchase process. The shares that belong to the Treasury Stock or us can be resold among the public stockholders; in the latter case, no resolution of a stockholders meeting is necessary for an increase in capital. The economic and voting rights corresponding to such repurchased Units or Shares may not be exercised during the period in which such Units or Shares are owned by us, and such Units or Shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any stockholders' meeting during such period. Any repurchase of our own Units or Shares is subject to the limitation that the Series L Shares may not at any time represent more than 25% of our capital stock.

      Repurchase in the Event of Delisting. Our shares are registered with the National Registry for Securities, as required under the Securities Market Law and regulations issued by the CNBV. If we wish to cancel our registration, or if it is cancelled by the CNBV, the stockholders having the majority of the ordinary shares or that may, on any basis, impose decisions at stockholders' meetings, or appoint the majority of the board of directors of the Company at that time, will be required to make a public offer to purchase all outstanding shares prior to such cancellation. Under our bylaws, if after the public offer is concluded there are still outstanding shares held by the general public, the stockholders that control the Company will be required to create a trust for a minimum period of six months, into which such controlling stockholders will be required to contribute funds in an amount sufficient to purchase, at the same price as the offer price, the number of outstanding shares held by the general public.

      Non-Subscribed Shares. With prior authorization of the CNBV, we may issue non-subscribed shares provided that such shares will be held by a depositary institution and that there is compliance with the conditions of Article 81 of the Ley del Mercado de Valores ("Mexican Securities Law"). In any extraordinary stockholders' meeting at which this issuance of non-subscribed Shares is approved, the preference rights established by Article 132 of the Mexican Companies Law must be respected. With a quorum at the meeting, the approval of the issuance will take effect, even with respect to stockholders that were not present at the meeting, such that we will be free to issue these shares with no prior publication. When a minority of stockholders representing at least 25% of the voting capital stock, vote against the issuance of these shares, such issuance can not be made. Any stockholder that votes against this issuance at the stockholders meeting will have the right to request that we sell its shares before issuing the new non-subscribed shares. In such event, we will have the obligation to sell first the shares belonging to such stockholders, at the same price that the non-subscribed shares are to be offered to the public.

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

Audit Committee

      Under our bylaws the board of directors is required to create an audit committee under the terms and conditions outlined below:

      1) The audit committee will consist of members of the board. The President of the audit committee and a majority of the audit committee members must be independent, as independence is defined under the Mexican Securities Market Law. In addition, the audit committee must have auditors who attend every meeting and have the right to participate but not to vote.

      2) The audit committee will have, among others, the following functions:

            a) To prepare a report about its activities and present it to the board of directors.

            b) Provide its opinion regarding any transaction with related parties, which is outside the scope of ordinary business.

            c) Recommend independent consultants or auditors to provide their opinion regarding any transactions with related parties that are outside the scope of ordinary business, which the Company or any of its subsidiaries seek to engage in.

      Transactions that depart from the ordinary course of business and which would be entered into by and between subsidiaries of the Company and its stockholders, with persons who form part of the management of the Company's subsidiaries or with those with whom such persons maintain monetary ties or, if applicable, have a family relationship of consanguinity or affinity up to the second degree, a spouse or concubine; which represent the purchase or sale of 10% or more of assets; the granting of guaranties in an amount in excess of 30% of assets, as well as transactions other than the foregoing which represent more than 1% of the Company's assets, shall be submitted for the opinion of the Company's audit committee and for approval by the Company's board of directors.

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

      A Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, and a Protocol thereto, between the United States and Mexico (the "Tax Treaty") took effect on January 1, 1994. The Tax Treaty was amended by a second Protocol signed November 26, 2002, the provisions of which took effect in part on September 1, 2003, and in part on January 1, 2004. The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

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

      Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"), foreign personal holding company ("FPHC") or foreign investment company ("FIC"). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Company's audited financial statements and relevant market and stockholder data, the Company believes that it was not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to its 2003 taxable year. In addition, based on the Company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and stockholder data, the Company does not anticipate becoming a PFIC, FPHC or FIC for its 2004 taxable year.

      Based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares will be treated as qualified dividends, because the common shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

      Long-term capital gain recognized by a U.S. holder that is an individual is subject to a reduced rate of taxation. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes.

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

      The Mexican tax rules governing the taxation of gains of holders who are not Mexican Residents on dispositions of their shares or ADSs were amended during 2002. Holders who are not Mexican Residents who disposed of their Units or ADSs during 2003 should consult their own Mexican tax advisors on the Mexican tax treatment of such dispositions.

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

Currency Fluctuation

      Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily our debt obligations and other expenses which are denominated in U.S. dollars. Since we have significant liabilities denominated in U.S. dollars, we are exposed to foreign exchange losses when the peso declines in value against the U.S. dollar. The peso has been subject to significant volatility in the past and may be subject to significant fluctuations in the future.

      All of our sales are priced in Mexican pesos, and we have significant expenses in U.S. dollars. A significant portion of our feed purchases is priced in U.S. dollars, and other purchases may be influenced by U.S. dollar prices. A devaluation of the peso will accordingly affect our earnings. In addition, the Mexican peso exchange rate can directly and indirectly impact our results of operations and financial position in several manners, including potential economic recession in Mexico resulting from a devalued peso.

      Part of our debt is denominated in U.S. dollars. We experienced foreign exchange gains of Ps.14.1 million in 2001, Ps.43.1 million in 2002 and Ps.69.0 million in 2003, due to the net position of our liabilities and assets that are denominated in U.S. dollars.

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

      We entered into put options of Mexican peso futures in the Chicago market that expired in December 2002. As a result of the expiration and exercise of such options, as of December 31, 2002, we had a short position on 250 Mexican peso futures contracts that expired in June 2003 with a market value gain of $190,000 and a long position on 250 Mexican peso futures contracts that expired in January 2003 with a market value loss of $171,000. The positive difference was credited to results of operations as part of the comprehensive cost of financing.

      During the year, the Company has observed different strategies with respect to derivatives, which involve call and put options in U.S. dollars.

      As of December 31, 2003, the Company has entered into exchange-rate options that expire in 2004. As of the date of the financial statements, the Company has a call option of $33.5 million for which the Company paid a premium of Ps.16.9 million, as well as put options of $84.6 million for which the Company received a premium of Ps.21.0 million. Considering the fair value of these transactions, the closing in call-option position was Ps.17.1 million and the put-option position was Ps.15.0 million, thus giving rise to a gain of Ps.6.3 million, which was recorded in the caption net exchange gain. These financial instruments were valued at fair value, since they do not qualify as exchange hedges in conformity with Bulletin C-2.

      Based on our position in December 2003, we estimate that a hypothetical 10% devaluation of the Mexican peso against the U.S. dollar would result in exchange losses of Ps.0.5 million and an increase of Ps.0.04 million in our annual interest expenses.

Interest Rates

      Our earnings may also be affected by changes in interest rates due to the impact those changes have on our variable-rate debt instruments. As of December 31, 2003, we had borrowings of approximately Ps.151.0 million pursuant to variable rate debt instruments, representing approximately 1.2% of our total assets.

      Based on our position on December 31, 2003, we estimate that a hypothetical interest rate variation of 250 basis points on our U.S. dollar denominated debt would result in increased interest expenses of approximately Ps.0.011 million per annum. Any such increase would likely be offset by an increase in interest income due to our significant cash and cash equivalent position.

Feed Ingredients

      The largest single component of our cost of sales is the cost of ingredients used to prepare feed, including principally, sorghum, soy meal, corn, fish meal, meat meal and, for certain chicken products, marigold extract. The price of these ingredients is subject to significant volatility resulting, among other factors, from weather, the size of harvests, transportation and storage costs, governmental agricultural policies and currency exchange rates. In order to reduce the potential adverse effect of grain price fluctuations, we vary the composition of our feed to take advantage of current market prices for the various types of ingredients used.

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

      However, this trend reversed in 2000, when only 45.0% of feed ingredients were purchased from local sources. The change occurred mainly because grain for the acquired Grupo Campi complexes is supplied from international markets due to a lack of domestic supply in southern Mexico. In general, costs of domestic feed ingredients tend to follow the international markets, although cost adjustments do not occur simultaneously. In 2001, we purchased approximately 40.6% of feed ingredients from local sources, while in 2002 we purchased approximately 30.1% of feed ingredients from local sources. In 2003, approximately 38.3% of our feed ingredients were bought in the local market.

      Based on results for 2003, we estimate that a hypothetical variation of 10% in the cost of our main feed ingredients would have an impact of Ps.382.6 million, or 4.4%, on total cost of sales.

ITEM 12. Description of Securities Other Than Equity Securities

      Not applicable.

PART II.

ITEM 13. Default, Dividend, Arrearages and Delinquencies

      None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

      None.

ITEM 15. Controls and Procedures

      We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act is recorded, processed, summarized and reported as and when required.

      There has been no change in our internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. Audit Committee Financial Expert

      Currently, no member of our audit committee possesses all the characteristics included in the definition of an "audit committee financial expert" within the meaning of this Item 16A. Pursuant to local law, we have a statutory auditor who is responsible for reviewing financial matters and, beginning in 2005, will be responsible for reviewing and analyzing all financial data provided to our audit committee. We believe that our statutory auditor will provide many of the same benefits intended to be provided by an audit committee financial expert.

ITEM 16B. Code of Ethics

      We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer, controller and persons performing similar functions, as well as to other officers and employees. Our code of ethics is available free of charge upon request through our website www.bachoco.com.mx. If we amend the provisions of our code of ethics that apply to our Chief

Executive Officer, Chief Financial Officer, controller and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

ITEM 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

      The following table sets forth the fees billed to us by our independent auditors, Mancera, S.C., a member practice of Ernst & Young Global independent public accountants, during the fiscal years ended December 31, 2002 and 2003:

                                                    Year ended December 31,
                                                --------------------------------
                                                    2003               2002
                                                -------------      -------------
Audit fees...................................   Ps. 3,322,566      Ps. 2,559,603
Audit-related fees...........................              --                 --
Tax fees.....................................         657,167            559,908
Other fees...................................              --                 --
                                                -------------      -------------
Total fees...................................   Ps. 3,979,733      Ps. 3,119,511
                                                =============      =============

      Audit fees in the above table are the aggregate fees billed by Mancera, S.C. in connection with the audit of our annual financial statements and statutory and regulatory audits.

      Tax fees in the above table are fees billed by Mancera, S.C. for services related to tax refund claims.

Audit Committee Approval Policies and Procedures

      Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

      Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated
          Purchasers.

      Not applicable.

PART III.

ITEM 17. Financial Statements

      Not applicable.

ITEM 18. Financial Statements

      See pages F-1 through F-41, incorporated herein by reference.

ITEM 19. Exhibits

      Documents filed as exhibits to this Form 20-F:

Exhibit
  No.                                 Description
-------                               -----------

1.1         Bylaws (estatutos sociales) of Industrias Bachoco, S.A. de C.V.
            (together with an English translation).

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

8.1         List of subsidiaries.

12.1 Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1        Certification pursuant to Section 906 of the Sarbanes-Oxley Act of
            2002.

                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchanges Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             INDUSTRIAS BACHOCO, S.A. de C.V.

                                             By: /s/ DANIEL SALAZAR FERRER
                                                 -----------------------------
                                                 Daniel Salazar Ferrer
                                                 Chief Financial Officer

Date: June 29, 2004

Index of Exhibits

Documents filed as exhibits to this Annual Report:

Exhibit
  No.                                 Description
-------                               -----------

1.1         Bylaws (estatutos sociales) of Industrias Bachoco, S.A. de C.V.
            (together with an English translation).

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

8.1         List of subsidiaries.

12.1 Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1        Certification pursuant to Section 906 of the Sarbanes-Oxley Act of
            2002.

                        INDUSTRIAS BACHOCO, S.A. DE C.V.
                                AND SUBSIDIARIES

                        Consolidated Financial Statements

                                   Years ended
                        December 31, 2001, 2002 and 2003
                       With Report of Independent Auditors

                         Report of Independent Auditors

To the Stockholders of
Industrias Bachoco, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Industrias Bachoco, S.A. de C.V. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Industrias Bachoco, S.A. de C.V., and subsidiaries at December 31, 2002 and 2003, and the consolidated results of their operations, their changes in stockholders' equity and changes in their financial position for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from those followed in the United States of America (see Note 17).

As mentioned in Note 2 to accompanying consolidated financial statements, effective January 1, 2003, the Company adopted the new requirements of Mexican accounting Bulletin E-1, Agriculture, issued by the Mexican Institute of Public Accountants. The effects are described in Note 3.

                                              Mancera, S.C.
                                           A Member practice of
                                           Ernst & Young Global

                                       C.P.C. Felizardo Gastelum Felix

Mexico City, Mexico
March 19, 2004

                INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

          (Thousands of constant Mexican pesos as of December 31, 2003)

                                                                                December 31,
                                                             -------------------------------------------------
                                                                                                (Thousands of
                                                                                                U.S. dollars)
                                                                                                   (Note 2)
                                                             -------------------------------------------------
                                                                   2002             2003            2003
                                                             -------------------------------------------------
ASSETS

Current assets:
Cash and cash equivalents                                    Ps  1,763,435    Ps  1,569,204      $   139,583
                                                             -------------------------------------------------
Accounts receivable:
  Trade, net                                                       396,482          400,681           35,641
  Value added and other recoverable taxes                          174,893          224,096           19,934
                                                             -------------------------------------------------
Total accounts receivable                                          571,375          624,777           55,575
                                                             -------------------------------------------------
Inventories, net - Note 3                                        1,312,256        1,541,576          137,126
Biological current assets - Note 3                                 157,703          164,505           14,633
Prepaid expenses and other current assets                          160,662           71,841            6,389
                                                             -------------------------------------------------
Total current assets                                             3,965,431        3,971,903          353,306
                                                             -------------------------------------------------

Property, plant and equipment, net - Note 4                      7,414,512        7,804,858          694,259
Biological non-current assets - Note 3                             322,706          329,653           29,324
Other assets                                                        15,195           11,424            1,016
Intangible assets by labor obligations - Note 10                    15,170           12,366            1,100
Goodwill, net - Note 5                                             291,324          274,587           24,425
                                                             -------------------------------------------------
TOTAL ASSETS                                                 Ps 12,024,338    Ps 12,404,791      $ 1,103,430
                                                             =================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Notes payable to banks - Note 6                              Ps     25,994    Ps     31,450      $     2,797
Current portion of long-term debt - Note 6                          96,400           26,609            2,367
Accounts payable                                                   272,731          408,743           36,357
Related parties - Note 8                                            20,963            2,495              222
Income tax                                                          13,815           15,480            1,377
Other taxes payable and other accruals - Note 9                    120,673          145,815           12,971
                                                             -------------------------------------------------
Total current liabilities                                          550,576          630,592           56,091
                                                             -------------------------------------------------

Long-term liabilities:
Long-term debt - Note 6                                             76,214           92,861            8,260
Deferred income tax - Note 13                                    1,516,817        1,590,940          141,518
Labor obligations - Note 10                                         29,977           30,585            2,720
                                                             -------------------------------------------------
TOTAL LIABILITIES                                                2,173,584        2,344,978          208,589
                                                             -------------------------------------------------
COMMITMENTS AND CONTINGENCIES- Note 11

STOCKHOLDERS' EQUITY - Note 12
Majority stockholders' equity
Capital stock                                                    1,954,278        1,955,572          173,952
Paid-in capital                                                    555,335          604,280           53,752
Reserve for repurchase of company's own share                      173,364          168,032           14,947
Retained earnings                                                9,606,288       10,838,547          964,112
Net income for the year                                          1,537,302          535,197           47,607
Minimum seniority premium liability adjustment Note 10                (710)          (1,814)            (161)
Deficit from restatement of stockholders' equity                (2,812,110)      (2,875,630)        (255,794)
Cumulative effect of deferred income tax -Note 13               (1,205,730)      (1,205,730)        (107,253)
                                                             -------------------------------------------------
Total majority stockholders' equity                              9,808,017       10,018,454          891,162
                                                             -------------------------------------------------

Minority interest                                                   42,737           41,359            3,679
                                                             -------------------------------------------------
Total stockholders' equity                                       9,850,754       10,059,813          894,841
                                                             -------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                                                     Ps 12,024,338    Ps 12,404,791      $ 1,103,430
                                                             =================================================

See accompanying notes.

                INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

          (Thousands of constant Mexican pesos as of December 31, 2003)

                                                                    Years ended December 31,
                                              --------------------------------------------------------------------
                                                                                                       (Thousands
                                                                                                         of U.S.
                                                                                                         dollars)
                                                                                                         (Note 2)
                                              --------------------------------------------------------------------
                                                        2001              2002            2003             2003
                                              --------------------------------------------------------------------
Net revenues                                      Ps 10,607,932    Ps 10,769,730    Ps 10,751,218      $   956,344
Cost of sales                                        (7,764,845)      (7,988,990)      (8,746,039)        (777,979)
                                              --------------------------------------------------------------------
Gross profit                                          2,843,087        2,780,740        2,005,179          178,365
Selling, general and administrative expenses         (1,424,336)      (1,489,351)      (1,573,031)        (139,924)
                                              --------------------------------------------------------------------
Operating income                                      1,418,751        1,291,389          432,148           38,441

Comprehensive financing income:
  Interest income                                       152,022          112,322          154,787           13,769
  Interest expense                                      (74,253)         (32,627)         (24,737)          (2,200)
                                              --------------------------------------------------------------------
  Net                                                    77,769           79,695          130,050           11,569
  Foreign exchange gain, net                             14,090           43,116           68,995            6,137
  Gain (loss) on net monetary position                   29,583         (107,900)         (73,973)          (6,580)
                                              --------------------------------------------------------------------
                                                        121,442           14,911          125,072           11,126
                                              --------------------------------------------------------------------

Other (expense) income, net                              (6,865)          42,016           22,355            1,988
                                              --------------------------------------------------------------------

Income before income tax, asset tax, employee
profit sharing and cumulative effect of
accounting change                                     1,533,328        1,348,316          579,575           51,555

Income tax and asset tax - Note 13                     (343,833)         192,554         (105,914)          (9,421)
Employee profit sharing - Note 13                        (1,711)          (1,492)          (1,787)            (159)
                                              --------------------------------------------------------------------

Income before cumulative effect of
  accounting change                                   1,187,784        1,539,378          471,874           41,975

Cumulative effect of accounting
  change, net of taxes - Note 3                              --               --           67,585            6,011
                                              --------------------------------------------------------------------
NET INCOME                                        Ps  1,187,784    Ps  1,539,378    Ps    539,459      $    47,986
                                              ====================================================================

Majority interest                                 Ps  1,183,674    Ps  1,537,302    Ps    535,197      $    47,607
Minority interest                                         4,110            2,076            4,262              379
                                              --------------------------------------------------------------------
NET INCOME                                        Ps  1,187,784    Ps  1,539,378    Ps    539,459      $    47,986
                                              ====================================================================

Weighted average units outstanding
  (in thousands)                                        297,454          297,898          299,369          299,369
                                              --------------------------------------------------------------------

NET MAJORITY INCOME PER UNIT                      Ps       3.98    Ps       5.16    Ps       1.79      $       .16
                                              ====================================================================

See accompanying notes.

                INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                  Years ended December 31, 2001, 2002 and 2003
          (Thousands of constant Mexican pesos as of December 31, 2003)

                                         Number of                                     Reserve for
                                         units of                                       repurchase                          Net
                                       capital stock                       Paid-in     of company's      Retained        income for
                                        (thousands)   Capital stock        capital      own shares       Earnings         the year
                                      ----------------------------------------------------------------------------------------------
Balance at December 31, 2000               297,452     Ps 1,954,234      Ps 527,095     Ps 205,278    Ps  7,665,677    Ps 1,398,872

Transfer of prior year's net income             --               --              --             --        1,398,872      (1,398,872)
Repurchase of stock                         (1,846)          (2,189)             --        (29,162)              --              --
Sales of repurchased stock                   2,548            2,597              --         35,411              807              --
Cash dividends paid                             --               --              --             --         (353,583)             --
Comprehensive income, net of tax                --               --              --             --               --       1,183,674
                                      ---------------------------------------------------------------------------------------------
Balance at December 31, 2001               298,154        1,954,642         527,095        211,527        8,711,773       1,183,674

Transfer of prior year's net income             --               --              --             --        1,183,674      (1,183,674)
Repurchase of stock                         (2,534)          (1,339)             --        (38,163)            (368)             --
Sales of repurchased stock                   1,846              975          28,240             --               --              --
Cash dividends paid                             --               --              --             --         (288,791)             --
Comprehensive income, net of tax                --               --              --             --               --       1,537,302
                                      ---------------------------------------------------------------------------------------------
Balance at December 31, 2002               297,466        1,954,278         555,335        173,364        9,606,288       1,537,302

Transfer of prior year's net income             --               --              --             --        1,537,302      (1,537,302)
Repurchase of stock                           (300)            (150)             --         (5,332)              --              --
Sales of repurchased stock                   2,834            1,444          48,945             --               --              --
Cash dividends paid                             --               --              --             --         (305,043)             --
Comprehensive income, net of tax                --               --              --             --               --         535,197
                                      ---------------------------------------------------------------------------------------------
Balance at December 31, 2003
(Note 12)                                  300,000     Ps 1,955,572      Ps 604,280     Ps 168,032    Ps 10,838,547    Ps   535,197
                                      =============================================================================================

See accompanying notes.

                INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                  Years ended December 31, 2001, 2002 and 2003
          (Thousands of constant Mexican pesos as of December 31, 2003)

                                        Minimum
                                       seniority     Deficit from     Cumulative       Total
                                        premium     restatement of     effect in       Majority                         Total
                                       liability     stockholders'      deferred    stockholders'      Minority      stockholders'
                                       adjustment       equity        income tax       equity          interest         equity
                                     ----------------------------------------------------------------------------------------------
Balance at December 31, 2000                  --   Ps (2,557,178)  Ps (1,205,730)  Ps  7,988,248     Ps  43,097     Ps  8,031,345

Transfer of prior year's net income           --              --              --              --             --                --
Repurchase of stock                           --              --              --         (31,351)            --           (31,351)
Sales of repurchased stock                    --              --              --          38,815             --            38,815
Cash dividends paid                           --              --              --        (353,583)            --          (353,583)
Comprehensive income, net of tax            (689)       (188,264)             --         994,721            791           995,512
                                     --------------------------------------------------------------------------------------------
Balance at December 31, 2001                (689)     (2,745,442)     (1,205,730)      8,636,850         43,888         8,680,738

Transfer of prior year's net income           --              --              --              --             --                --
Repurchase of stock                           --              --              --         (39,870)            --           (39,870)
Sales of repurchased stock                    --              --              --          29,215             --            29,215
Cash dividends paid                           --              --              --        (288,791)            --          (288,791)
Comprehensive income, net of tax             (21)        (66,668)             --       1,470,613         (1,151)        1,469,462
                                     --------------------------------------------------------------------------------------------
Balance at December 31, 2002                (710)     (2,812,110)     (1,205,730)      9,808,017         42,737         9,850,754

Transfer of prior year's net income           --              --              --              --             --                --
Repurchase of stock                           --              --              --          (5,482)            --            (5,482)
Sales of repurchased stock                    --              --              --          50,389             --            50,389
Cash dividends paid                           --              --              --        (305,043)            --          (305,043)
Comprehensive income, net of tax          (1,104)        (63,520)             --         470,573         (1,378)          469,195
                                     --------------------------------------------------------------------------------------------
Balance at December 31, 2003
(Note 12)                             Ps  (1,814)  Ps (2,875,630)  Ps (1,205,730)  Ps 10,018,454     Ps  41,359     Ps 10,059,813
                                     ============================================================================================

                INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

          (Thousands of constant Mexican pesos as of December 31, 2003)

                                                                     Years ended December 31
                                                -----------------------------------------------------------------
                                                                                                       (Thousands
                                                                                                        of U.S.
                                                                                                        dollars)
                                                                                                        (Note 2)
                                                -----------------------------------------------------------------
                                                           2001            2002            2003            2003
                                                -----------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                           Ps 1,187,784    Ps 1,539,378    Ps   539,459      $   47,986
Adjustments to reconcile net income to
  Resources provided by operating activities:
  Depreciation                                            308,945         329,609         365,260          32,491
  Deferred income tax                                     300,624        (244,361)         65,972           5,868
  Goodwill amortization                                    16,758          16,639          16,737           1,489
                                                -----------------------------------------------------------------
                                                        1,814,111       1,641,265         987,428          87,834

Changes in operating assets and liabilities:
  Accounts receivable                                    (117,005)         41,619         (53,402)         (4,750)
  Inventories and biological assets                      (442,619)       (106,251)       (304,079)        (27,050)
  Prepaid expenses and other current assets                60,402        (107,553)         88,821           7,901
  Accounts payable                                        110,603        (169,755)        136,012          12,099
  Related parties                                          (8,489)          3,739         (18,468)         (1,643)
  Taxes payable and other accruals                          7,440        (113,283)         26,807           2,384
   Labor obligations, net                                   9,733          (8,014)          2,308             205
                                                -----------------------------------------------------------------
RESOURCES PROVIDED BY OPERATING
  ACTIVITIES                                            1,434,176       1,181,767         865,427          76,980

FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt                       --              --          39,014           3,470
Proceeds from issuance of notes payable to banks          902,558          51,988          73,401           6,530
Repayment of long-term debt and notes payable          (1,403,224)       (169,772)       (152,507)        (13,566)
Constant pesos effect on notes payable to banks
  and long term-debt                                      (36,772)        (18,036)         (7,596)           (676)
Cash dividends paid                                      (353,583)       (288,791)       (305,043)        (27,134)
Sales (repurchases) of Company's own stock, net             7,464         (10,655)         44,907           3,995
                                                -----------------------------------------------------------------
RESOURCES USED IN FINANCING ACTIVITIES
                                                         (883,557)       (435,266)       (307,824)        (27,381)

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment, net        (599,437)       (274,446)       (755,606)        (67,213)
Other assets                                              (36,460)          5,865           3,772             336
                                                -----------------------------------------------------------------
RESOURCES USED IN INVESTING
  ACTIVITIES                                             (635,897)       (268,581)       (751,834)        (66,877)
                                                -----------------------------------------------------------------

NET (DECREASE) INCREASE IN CASH
  AND CASH EQUIVALENTS                                    (85,278)        477,920        (194,231)        (17,278)
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF YEAR                                     1,370,793       1,285,515       1,763,435         156,861
                                                -----------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT
  END OF YEAR                                        Ps 1,285,515    Ps 1,763,435    Ps 1,569,204      $  139,583
                                                =================================================================

See accompanying notes.

                        INDUSTRIAS BACHOCO, S.A. DE C.V.
                                AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

                  Years ended December 31, 2001, 2002 and 2003

                   (Thousands of constant Mexican pesos as of December 31, 2003, except per unit amounts)

1. Organization and Business Activity

Industrias Bachoco, S.A. de C.V. and subsidiaries (collectively "Bachoco" or the "Company") are engaged in the breeding, processing and marketing of poultry (chicken and eggs) swine and other products (principally feed). Poultry sales represent 90%, 90% and 89% of net sales for the year ended December 31, 2001, 2002 and 2003. All sales activities are carried out in Mexico, mainly through retailers, wholesalers and self-service outlets.

2. Accounting Policies and Practices

The accompanying consolidated financial statements are prepared in conformity with accounting principles generally accepted in Mexico ("Mexican GAAP"). The accounting policies and practices followed by Bachoco in the preparation of its consolidated financial statements are the following:

a) Estimates in financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b) Concentration of Risk

The Company invests a portion of its surplus cash in cash deposits in financial institutions with strong credit ratings and has established guidelines related to diversification and maturities that the Company believes maintains safety and liquidity. The Company has not experienced any losses on its cash equivalents. The Company does not believe it has significant concentrations of credit risks in its accounts receivable, because the Company's customer base is geographically diverse, thus spreading the credit risk.

c) Consolidation

The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. The ownership interests of other
stockholders  in  such   subsidiaries   are  reflected  as  minority   interest.
Intercompany balances, investments and transactions have been eliminated in consolidation.

The  accompanying   consolidated  financial  statements  include  the  following consolidated subsidiaries as of December 31, 2001, 2002 and 2003:

                                                    Percentage equity interest
                                                    --------------------------
                                                     2001      2002      2003
                                                    --------------------------
                                                       %         %         %
Acuicola Bachoco, S.A. de C.V.                        100       100       100
Aviser, S.A. de C.V.                                  100       100       100
Bachoco, S.A. de C.V. ("BSACV")                       100       100       100
Campi Alimentos, S.A. de C.V.                          --        --       100
Campi Comercial, S.A. de C.V                          100       100        --
Huevo y Derivados, S.A. de C.V.                        97        97        97
Operadora de Servicios de Personal, S.A. de C.V.      100       100       100
Pecuarius Laboratorios, S.A. de C.V.                   64        64        64
SECBA, S.A. de C.V.                                   100        --        --
SEPETEC, S. A. De C.V.                                100       100       100
Servicios de Personal Administrativo, S.A. de C.V.    100       100       100

In December 2003, Campi Comercial, S.A. de C.V. merged into BSACV (the surviving company). After the merger, a spin-off from BSACV was approved to create a new company known as Campi Alimentos, S.A. de C.V. The aforementioned operations have no effect on the consolidated amounts.

In April 2002, the subsidiary Secba, S.A. de C.V. was sold for Ps 5,277 to a related party generating a gain of Ps 751, which is included in other income; consequently, this subsidiary's figures were not consolidated from the date of sale.

Secba, S.A. de C.V. continues to render administrative services to the Company. The effects of the deconsolidation of this subsidiary are immaterial and do not affect the comparability of the accompanying financial statements.

d) Recognition of the effects of inflation on financial information

The Company recognizes the effects of inflation on financial information as required by Mexican Accounting Principles Bulletin B-10, "Accounting Recognition of the Effects of Inflation on Financial Information", issued by the Mexican Institute of Public Accountants (the "Mexican Institute"). Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant Mexican pesos as of December 31, 2003. The December 31, 2003 restatement factor applied to the financial statements at December 31, 2002 and 2001 was 1.0397 % and 1.057 %, which represent the rate of inflation from December 31, 2002 and December 31, 2001 up to December 31, 2003, respectively, based on the Mexican National Consumer Price Index (NCPI) published by Banco de Mexico (the Central Bank).

Property, plant and equipment were carried at replacement cost, determined annually by an independent appraiser, through 1996. The fifth amendment to Bulletin B-10 (as modified), which is applicable to financial statements for periods beginning on or after January 1, 1997, disallows the use of appraisals. Based on such amendment, the Company restated the appraisal value at December 31, 1996 and property, plant and equipment purchases since January 1, 1997 are carried at cost adjusted by the NCPI. Comprehensive financing cost related to the construction in progress, is capitalized during the installation or preoperating period and amortized over the estimated useful lives of the assets.

Inventories are valued at average cost of acquisition or production, which approximates estimated replacement cost, not in excess of net realizable value.

Other nonmonetary assets were restated using adjustment factors obtained from the NCPI.

Capital stock, paid-in capital, reserve for stock repurchase of Company's own shares and retained earnings were restated using adjustment factors obtained from the NCPI.

The deficit from restatement of stockholders' equity, which consists of the accumulated monetary position loss at the time the provisions of Bulletin B-10 were first applied and the subsequent gain or loss from holding nonmonetary assets, principally property, plant and equipment and inventories. A gain or loss from holding nonmonetary assets originates when the replacement cost of these assets is higher or lower than the cost of these assets restated by the NCPI.

The net monetary gain (loss) represents the impact of inflation on monetary assets and liabilities. The net monetary gain (loss) of each year is included in the statements of income as a part of the comprehensive financing cost.

The comprehensive financing income includes interest earned and paid, as well as the results of exchange differences and the gain or loss on monetary position.

Foreign exchange gains and losses on transactions denominated in a currency other than the Mexican peso result from fluctuations in exchange rates from the date transactions occur to the time of settlement or valuation of the receivable or payable using the corresponding rate of exchange at the end of the period.

Bulletin B-12, "Statement of Changes in Financial Position", specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant pesos. In accordance with this bulletin, monetary and foreign exchange gains and losses are not treated as noncash items in the determination of resources provided by operations.

e) Cash equivalents

Cash equivalents are carried at cost plus accrued interest, which approximates market value. Cash equivalents are highly liquid and have maturities of ninety days or less when acquired.

f) Accounts receivable

The Company periodically and systematically reviews the aging and collection of its accounts receivable. As a result of this procedure, the Company set up an allowance for doubtful accounts of Ps 32,962 and Ps 38,126 as of December 31, 2002 and 2003, respectively.

The recoverable value added tax roll forward is related to purchases of certain raw materials, property, plant and equipment and services charged by suppliers, which is subject to reimbursement.

g) Labor obligations

Under Mexican labor law, employees are entitled to a compensation payment ("seniority premium") upon death, dismissal or at retirement after 15 or more years of service. Bachoco accounts for this obligation in accordance with Bulletin D-3 Labor Obligations issued by the Mexican Institute; consequently, seniority premium costs are recognized periodically during the years of service by employees, based on actuarial computations.

Also, in accordance with Mexican labor law the Company is contingently liable for severance payments to employees who are unjustifiably dismissed. Such payments are charged to income in the year in which the decision to dismiss an employee is made.

Bachoco has established a defined benefit pension plan which has been accounted for in accordance with the requirements of Bulletin D-3. This Bulletin defines, among other things, the accounting treatment of pensions and seniority premiums.

h) Income taxes and employee profit sharing

The company recognizes deferred taxes on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date of the lastest financial statements issued, as required by of Mexican accounting Bulletin D-4, "Accounting for Income Tax, Asset Tax and Employee Profit Sharing", issued by the Mexican Institute,.

Due to the change in tax legislation mentioned in Note 13, effective January 1, 2002, the annual change in the deferred tax liability is to be presented in the statement of operations, except for the portion that corresponds to the holding of non-monetary assets, which is to be presented under stockholders' equity. Through December 31, 2001, the current year deferred tax was presented in the statement of operations and represented the amount necessary for the total amount of the current year tax and the deferred tax to be 21.21% of pretax income, except for the portion that corresponds to the holding of non-monetary assets, which is presented in stockholders equity. The difference between the deferred tax amount taken to income and the net change in the deferred tax balance was allocated to stockholders' equity, and has been included in the deficit from holding non-monetary assets.

Current year income tax is charged to results of operations and represents a liability due and payable in less than one year net of advances.

The Company evaluates periodically the possibility of recovering deferred tax assets and if necessary, adjusts the related reserve.

Bulletin D-4 requires that asset tax be included in the deferred income tax balance, after consideration of its recovery.

In conformity with this Bulletin, deferred employee profit sharing should be recognized only on temporary differences determined in the reconciliation of current year net income for financial and tax reporting purposes, provided there is no indication that the related liability or asset will not be realized in the future.

Current year employee profit sharing is charged to results of operations and represents a liability due and payable in a period of less than one year.

The accumulated deferred income tax effect included in stockholders' equity corresponds to the deferred income tax determined at the time the requirements of Bulletin D-4 were first applied, which was Ps 1,205,730.

i) Revenue recognition

Revenue is recognized as earned, when all of the following criteria are met:

- Persuasive evidence of an arrangement exists
- Delivery has occurred
- The seller's price to the buyer is fixed or determinable
- Collectibility is reasonably assured

j) Net income per unit

Net income per unit has been computed based on majority net income and on the weighted average number of units outstanding.

k) Comprehensive income

Requirements of the new Mexican accounting Bulletin B-4, Reporting Comprehensive Income, went into effect on January 1, 2001. Bulletin B-4 requires the disclosure of comprehensive income in the statement of changes in shareholders' equity. Comprehensive income represents current year net income plus those items that are reflected directly in shareholders' equity that do not constitute capital contributions, distributions or reductions.

Comprehensive income includes minority interest, minimum seniority premium liability adjustment, the deficit from restatement of stockholders' equity and its corresponding deferred taxes.

l) Financial instruments

Bulletin C-2 "Financial Instruments", sets general rules for the assessment, presentation, and disclosure of financial information that issuers or investors in financial instruments should follow. Among those rules are the conditions that have to be met in order to be able to offset financial assets and liabilities. This Bulletin establishes that financial instruments should be measured at their fair value, with the exception of those that have been classified as being held until their maturity and those that qualify as hedges. The latter should be valued at their cost of acquisition. The market value of financial instruments has been included in cash equivalents due to its immateriality (Ps 2,196 in 2001, Ps 202 in 2002 and Ps 6,288 in 2003).

m) Capitalized Software

The Company capitalizes software development when the product under development has reached technological feasibility or if there are alternative future uses. Costs incurred prior to the establishment of technological feasibility are charged to product development expense.

The Company capitalizes qualifying internal and external costs incurred during the application development stage. Costs incurred during the preliminary project stage and post implementation stage/operation stage are expensed as incurred.

n) Goodwill

Goodwill represents the excess of the purchase price paid for acquired subsidiaries and affiliates over the fair value of the net assets acquired. Goodwill is amortized using the straight-line method over a twenty-year period.

o) New Accounting Pronouncements

Agriculture

Effective January 1, 2003, the Company adopted the requirements of Mexican accounting Bulletin E-1, Agriculture, which establishes the rules for recognizing, valuing, presenting and disclosing biological assets and agricultural products; it also establishes the treatment to be given to government subsidies on biological assets.

This bulletin establishes that biological assets and agricultural products (the latter at the time of their harvesting) are to be valued at their fair value, net of estimated costs at point of sale. Also, the Bulletin establishes that whenever the fair value cannot be determined in a reliable, verifiable and objective manner, the assets are to be valued at their production cost, net of accumulated impairment.

The Company's biological assets consists of poultry in its different stages, incubatable eggs and breeding pigs. Agricultural products are processed chicken, commercial eggs and commercial pigs.

Biological assets - poultry being fattened (only birds less than 6.5 weeks old are included), incubatable eggs for fattening, pigs and laying hens, are valued at production cost since it is not possible to determine their fair value in a reliable, verifiable and objective manner.

Poultry being fattened, from age 6.5 weeks to the time birds are ready for sale, is valued at fair value net of estimated costs at point of sale, considering the sales price per kilogram of processed chicken at the date of valuation.

Laying hens are depreciated based on eggs produced using an estimated factor for productive useful life.

Agricultural products, which are processed chicken and commercial eggs, are valued at their fair value net of costs at point of sale, considering the sales price per kilogram of processed chicken and commercial eggs at the time such items are considered agricultural products, from this date, the valuation is considered to be cost up to the time of sale, not in excess of net realizable value.

The Company is exposed to financial risks due to changes in the price of chicken. The Company does not expect any significant decrease in the price of chicken in the future; therefore it has not contracted any financial instruments (derivatives) or any other hedges against the risk of a decrease in the price of chicken.

The Company frequently reviews the prices of chicken to determine the need for a financial asset to address the risk.

The Company's biological assets are protected with insurance policies against natural disasters and for consequential damages, which their loss would cause.

With the adoption of the  requirements  of Bulletin E-1,  biological  assets and
agricultural   products  were  classified  as  current  and  non-current  assets depending on their availability and the business cycle.

Through December 31, 2002, biological assets and agricultural assets were presented in current assets under inventories, those assets were valued at average cost of acquisition or production. The effect of this new classification is included in the balance sheet as of December 31, 2002.

Intangible assets.

Effective January 1, 2003, the Company adopted the requirements of the new Mexican accounting Bulletin C-8, Intangible Assets issued by the Mexican Institute, which, among other things, specifies that project development costs are to be capitalized if they meet certain established requirements with respect to their recognition as assets. Pre-operating costs are to be recognized as an expense of the period and intangible assets with indefinite useful lives are not to be amortized, but instead evaluated annually for impairment. Unamortized balances of pre-operating expenses capitalized in terms of the previous Bulletin C-8 are to be amortized as specified in such bulletin. The adoption of these new rules did not and will not have any effect on the Company's financial statements.

Liabilities, provisions, contingent assets and liabilities and commitments

Effective January 1, 2003, the Company also adopted the requirements of the new Mexican accounting Bulletin C-9, Liabilities, Provisions, Contingent Assets and Liabilities and Commitments, issued by the Mexican Institute which is more precise in defining provisions, accrued liabilities and contingent liabilities, and it contains new requirements with respect to the recording of provisions, the use of the present value and the early retirement of debt securities or their replacement by a new issues. Bulletin C-9 also specifies the rules for the valuation, presentation and disclosure of liabilities and provisions. The adoption of these new rules did not and will not have any effect on the Company's financial statements

Segments

Requirements of Bulletin B-5, Segments, issued by the Mexican Institute of Public Accountants, went into effect in April 2003. This bulletin establishes the rules for disclosing financial information by segment. Bulletin B-5 cancels the supplementary requirements of International Accounting Standard No. 14, which applied through December 31, 2002. In the case of the Company, Bulletin B-5 and the International Accounting Standard are the same.

Financial information by segment is prepared based on a management's approach, in conformity with Bulletin B-5, considering a segment to be an operating component that is subject to risks and benefits that are different from other business segments.

The financial information by activity is disclosed in Note 14. The financial information related to clients is not disclosed, as such information is not available.

Accounting for the impairment or disposal of long-lived assets

In March 2003, the Mexican Institute issued Bulletin C-15, Accounting for the Impairment or Disposal of Long-Lived Assets, the effective date of which is for fiscal years beginning on or after January 1, 2004. Bulletin C-15 defines the rules for the computation and recognition of asset impairment losses and their reversal, as well as for the presentation and disclosure of both assets whose values have been impaired and of discontinued operations. The Company, does not believe that the impact of adoption of this new Bulletin in 2004, will have any impact on the Company's financial position or results of operations.

Financial instruments

In April 2003, the Mexican Institute of Public Accountants issued Bulletin C-12, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, the objective of which is to specify the differences between liabilities and equity. Bulletin C-12 also establishes the rules for classifying and valuing the initial recognition of the components of liabilities and equity of combined instruments, as well as the rules for disclosing such financial instruments. The observance of Bulletin C-12 is compulsory for fiscal years beginning on or after January 1, 2004, although earlier observance is recommended. Company management has concluded that the adoption of this new accounting pronouncement will not have any effect on the Company's financial position or on its results of operations, since the Company has not entered into any agreements involving financial instruments.

p) Convenience translation

United States dollar amounts as of December 31, 2003, shown in the accompanying consolidated financial statements, have been included solely for the convenience of the reader and are translated from Mexican pesos to US dollars as a matter of arithmetic computation only, at an exchange rate of Ps 11.242 to one U.S. dollar, which was the exchange rate at December 31, 2003. Such translation should not be construed as a representation that the Mexican peso amounts could have been or could be converted into U.S. dollars at this or any other rate.

q) Reclassifications

Some amounts shown in the 2001 and 2002 financial statements have been reclassified for uniformity of presentation with 2003.

3. Inventories and biological assets

Inventories consist of the following:

                                                    2002            2003
                                           ---------------------------------
  Raw materials and byproducts               Ps   654,617    Ps   657,096
  Medicine, materials and spare parts             180,724         227,030
  Finished feed                                    29,823          33,810
                                           ---------------------------------
                                                  865,164         917,936
                                           ---------------------------------
Agricultural products
  Live chicken                                    265,546         401,424
  Processed chicken                               159,112         202,117
  Commercial egg                                   22,434          20,099
                                           ---------------------------------
                                                  447,092         623,640
                                           ---------------------------------
Total                                        Ps 1,312,256    Ps 1,541,576
                                           ==================================

Biological assets at December 31 2002 and 2003 consist of the following:

Current biological assets                              2002             2003
                                             --------------------------------
   Breeder chicken                               Ps   91,157      Ps   97,575
   Breeder Pigs                                       18,857           17,367
   Incubatable eggs for fattening                     47,689           49,563
                                             --------------------------------
Total current biological assets                      157,703          164,505
                                             --------------------------------

Non-current biological assets
   Laying and breeder hens                            49,865           35,523
   Incubatable eggs for laying hens                    1,635            1,398
   Pigs                                               22,924           25,048
   Laying hens                                       396,975          416,518
   Allowance for productivity declines              (148,693)        (148,834)
                                             --------------------------------
Total non-current biological assets                  322,706          329,653
                                             --------------------------------
Total inventories and biological assets          $ 1,792,665      $ 2,035,734
                                             ================================

The cumulative effect of the adoption of Mexican accounting Bulletin E-1 at January 1, 2003 resulted in an increase of biological assets for Ps 80,458 (Ps 67,585 net of taxes), which is presented in the income statement as cumulative effect of accounting change.

The increase in the historical cost of biological assets and agricultural products to bring them to their fair value at December 31, 2003 aggregated Ps 58,925. The difference between fair values of beginning and ending inventories of Ps 21,533 was recognized in the net revenues caption.

Had  Bulletin  E-1  been  in  force  before   January  1,  2001,  the  unaudited
presentation would be as follows:

                                                      2001             2002             2003
                                              ----------------------------------------------------
Net revenues as reported                        Ps 10,607,932    Ps 10,769,730    Ps 10,751,218
Effect of valuation at fair value
   of biological assets and agricultural
   products                                           (11,158)         (11,921)              --
                                              ----------------------------------------------------
Net revenues pro forma                          Ps 10,596,774    Ps 10,757,809    Ps 10,751,218
                                              ====================================================

Net income as presented                         Ps  1,187,784    Ps  1,539,378    Ps    539,459
Effect of valuation at fair value
   of biological assets and agricultural
   products net of taxes                               (9,373)         (11,243)              --
Minority interest                                      (4,110)          (2,076)              --
                                              ----------------------------------------------------
Net income pro forma                            Ps  1,174,301    Ps  1,526,059    Ps    539,459
                                              ====================================================

Net income per unit as report                            3.98             5.16             1.79
Net income per unit pro forma                            3.95             5.13             1.79

The cumulative effect of adoption as December 31, 2000, was Ps 57,379.

4. Property, Plant and Equipment

Property, plant and equipment consists of the following as of December 31:

                                    Useful
                                     lives            2002             2003
                                   ---------------------------------------------
Land                                     --     Ps   638,333     Ps   654,322
Buildings, farm structures and       9-29
  Equipment                           years        9,426,103       10,004,330
Office, furniture and equipment           2          195,796          202,056
Transportation equipment                  8          990,600        1,037,352
                                              ----------------------------------
                                                  11,250,832       11,898,560
Accumulated depreciation                          (4,163,497)      (4,364,400)
                                              ----------------------------------
Net                                                7,087,335        7,534,160
Construction in progress                             327,177          270,698
                                              ----------------------------------
Total                                           Ps 7,414,512     Ps 7,804,858
                                              ==================================

As described in Note 2, the Company capitalizes comprehensive financing cost on assets under construction during the construction period. In 2001, 2002 and 2003, there was no capitalization of net financing cost.

Depreciation expense for the years ended December 31, 2001, 2002 and 2003, was Ps 308,945, Ps 329,609 and Ps 365,260, respectively.

5. Goodwill

Goodwill was generated in 1999, as a result of acquiring the shares of Grupo Campi, S.A. de C.V., for the amount of Ps 341,561. At December 31, 2002 and 2003, accumulated amortization aggregates Ps 50,237 and Ps 66,974, respectively.

Amortization expense for the years ended December 31, 2001, 2002 and 2003, was Ps 16,758, Ps 16,639 and Ps 16,737, respectively.

6. Notes Payable to Banks and Long-term Debt

Notes payable to banks and long-term debt, as of December 31, consists of the following:

                                                      2002        2003
                                                ----------------------------
Notes payable to banks unsecured:
Denominated in Mexican pesos, interest
  rate  2002: CETES FIRA rate
  less 3.5 points; 2003: CETES FIRA rate
  less 3.5 points                                   Ps 25,994   Ps 31,450

The weighted average interest rate on short-term notes payable at December 31, 2002 and 2003 was 4.02% and 2.50%, respectively.

                                                           2002         2003
                                                    ----------------------------
Long-term debt to banks:
Secured by equipment:
    Denominated in Mexican pesos,
    repayable in monthly instalments:
    Through 2010, at CETES rate plus 2 points          Ps 68,208    Ps 60,900

    Maturing in 2005, at interbank equilibrium
    (TIIE) rate plus 4 points or CETES rate plus 2
    points                                                12,828        8,226

    Maturing in 2007,hold rate of 10.45%                      --       45,833

Unsecured:
    Denominated in US dollar
    Maturing in 2003
    TIIE rate plus .5 points                              54,036           --
    LIBOR rate plus 20%                                   30,678           --
    LIBOR rate plus 35%                                    2,524           --

    Maturing in 2004
    LIBOR rate plus 20%                                    3,951        4,107

    Maturing in 2005
    LIBOR rate plus 20%                                      389          404
                                                    ----------------------------
Total                                                    172,614      119,470
Less current portion                                     (96,400)     (26,609)
                                                    ----------------------------
Total long-term debt                                   Ps 76,214    Ps 92,861
                                                    ============================

Weighted average interest rates on long-term debt at December 31, 2002 and 2003 were approximately 5.62% and 8.11%, respectively. The weighted average interest rate on the Company's total debt at December 31, 2002 and 2003 was 5.41% and 6.94%, respectively.

Maturities of long-term debt as of December 31, 2003 are as follows:

                           Year                   Amount
                   -----------------------------------------
                   2005                       Ps    24,215
                   2006                             20,694
                   2007                             17,552
                   2008                              9,900
                   2009                             10,000
                   2010 and thereafter              10,500
                                              --------------
                                              Ps    92,861
                                              ==============

At December 31, 2002 and 2003, unused lines of credit totaled Ps 2,123,995 and Ps 1,204,262 respectively. In 2002 and 2003, the Company did not pay any fee for unused lines of credit.

The book value of assets collateralizing long-term debt was Ps 486,777 at December 31, 2002 and Ps 239,661 at December 31, 2003.

7. Financial instruments

In order to finance imports of raw materials, the Company entered into two put options for the acquisition and sale of Mexican pesos futures in the Chicago market that matured in December 2002. At the date of maturity both options were exercised and as a result, at December 31, 2002, the Company had a short position on 250 Mexican pesos futures contracts that expired in June 2003, with a market value gain of $ 190, thousands and a long position on 250 Mexican peso futures contracts that expired in January 2003 with a market value loss of $ 171, thousands. The net gain of $ 18, thousands (Ps 202) was credited to exchange gain in the income statement. These instruments were valued at market because they did not quality for hedge accounting under Bulletin C-2.

During the year, the Company has observed different strategies with respect to derivatives, which involve call and put options in US dollars.

At December 31, 2003, the Company has entered into exchange-rate options, which expire during 2004. At the date of the financial statements, the Company has a call option of $ 33,500 (thousand), for which the Company paid a premium of Ps 16,884, as well as put options of $ 84,646 (thousand), for which the Company received a premium of Ps 21,020. Considering the fair value of these transactions, the closing in call-option position was Ps 17,149 and the put-option position was Ps 14,997, thus giving rise to a gain of Ps 6,288, which was recorded in the caption net exchange gain. These financial instruments were valued at fair value, since they do not qualify as exchange hedges in conformity with Bulletin C-2.

8. Related Parties

a) A summary of related party accounts payable as of December 31, is as follows:

                                       Relation            2002          2003
                                    --------------------------------------------

Llantas y Accesorios, S.A. de C.V.     Affiliate       Ps   1,502
Maquinaria Agricola, S.A. de C.V.      Afiliate             1,148
Qualyplast, S.A. de C.V.               Afiliate               113
Vimifos, S.A. de C.V.                  Afiliate             7,649     Ps 2,436
Autos y Accesorios, S.A. de C.V.       Afiliate             1,207           59
Secba, S.A. de C.V.                    Afiliate             8,465           --
Others                                                        879           --
                                                       -------------------------
                                                       Ps  20,963     Ps 2,495
                                                       =========================

All of these companies are considered as related parties, as the Company's main shareholders are also directly or indirectly, shareholders of these companies. All transactions are of a business nature.

b) For the years ended December 31, 2001, 2002 and 2003, the Company had the following transactions with related parties:

                                                     2001            2002           2003
                                                ---------------------------------------------
Airplane leasing expenses                         Ps   2,871     Ps   3,519     Ps   4,540
Purchases of vehicles, tires and spare parts          34,305         49,964         47,331
Purchases of feed, raw materials and
  packing supplies                                   147,734        101,804        153,158
Administrative services                                   --        318,658        333,542

c) BSACV has entered into a contract for an undefined period of time with Secba, S.A. de C.V., in which the latter renders administrative services, including management and operating services. The amount of the consideration is determined in accordance with the expenses incurred by Secba, S.A. de C.V. for the rendering of the service.

9. Other taxes payable and other accruals

a) An analysis of other taxes payable and other accruals presented in the financial statements is as follows:

                                       2002          2003
                               -------------------------------

Expenses payable                  Ps  78,552    Ps  98,124
Interest payable                       1,856           225
Tax payable                               --         2,194
Salaries payable                       6,845         8,403
Rights payable                        12,780        13,678
Social Securities                     16,043        16,593
Employee profit sharing                2,076         2,333
Other accounts payable                 2,521         4,265
                               -------------------------------
Total                             Ps 120,673    Ps 145,815
                               ===============================

b) Other accounts payable at December 31, 2003, include expense provisions analysed as follows:

                                     Balances at   Increases                    Balances at
                                    December 31,   during the                   December 31,
                                        2002          year        Payments          2003
                                    ----------------------------------------------------------
Office expenses (light and
power, water, telephone)            Ps  78,552   Ps   456,849   Ps  438,973     Ps   96,428
Fees                                        --         27,771        26,075           1,696
                                    ----------------------------------------------------------
                                    Ps  78,552   Ps  484,620    Ps   465,048    Ps   98,124
                                    ==========================================================

10. Labor Obligations

Bachoco implemented a defined benefit retirement pension plan that covers all non-unionized employees. Participating employees are required to contribute 1% of their salary. Such percentage may be increased based on years of service up to a maximum of 5%. The contributions to the plan are considered deductible for income tax purposes. Bachoco recognizes these labor obligations on the basis of independent actuarial computations, using the projected unit-credit method, and the provisions of Bulletin D-3.

Seniority premiums accruing to employees are recognized on the basis of independent actuarial computations, following the methodology prescribed in Bulletin D-3.

The analysis of the net period cost, the funded status and the assumptions considered in the pension plan and the seniority premium obligation at December 31, 2002 and 2003 is as follows:

                                                                       Pension plan
                                                             2001          2002          2003
                                                       -------------------------------------------
Net period cost:
Labor cost                                              Ps     7,777   Ps   3,404    Ps    3,408
Return on plan assets                                         (2,446)        (916)        (1,215)
Amortization of past service costs                             2,570          529            425
Interest cost                                                  4,618        1,264          1,343
                                                       -------------------------------------------
Net period cost                                         Ps    12,519   Ps   4,281    Ps    3,961
                                                       ===========================================

Labor obligations:
Accumulated benefit obligation                                         Ps  20,570    Ps   21,570
                                                                     -----------------------------
Projected benefit obligation                                           Ps  24,748    Ps   24,939
Plan assets                                                               (15,420)       (21,282)
Unrecognized prior service cost                                            (4,071)        (3,844)
Actuarial gains                                                             7,869         12,999
Unrecognized changes or improvements                                       (8,845)        (8,831)
                                                                     -----------------------------
Net projected benefit obligation                                            4,281          3,981
                                                                     -----------------------------

                                                                     -----------------------------
Unfunded accumulated benefit obligation                                Ps   5,151    Ps      698
                                                                     -----------------------------

Unfunded accumulated benefit obligation less than
net projected seniority premium in same
subsidiaries                                                                   --          3,352
                                                                     -----------------------------

Additional liability                                                   Ps     870    Ps       69
                                                                     -----------------------------
Intangible assets                                                      Ps     870    Ps       69
                                                                     -----------------------------

Change in benefit obligation:
Benefit obligation at beginning of year                Ps 102,893    Ps  24,748
Deconsolidation of the subsidiary Secba                   (87,519)           --
                                                    ---------------------------
                                                           15,374        24,748
Service cost                                                3,404         3,408
Interest cost                                               1,264         1,343
Actuarial differences                                       4,856        (3,924)
Benefits paid                                                (150)         (636)
                                                    ---------------------------
Projected benefit obligation at end of year            $   24,748    $   24,939
                                                    ===========================

Changes in plan assets:
Fair value of plan assets at beginning
  of the year                                          Ps  42,079    Ps  15,420
Deconsolidation of the subsidiary Secba                   (39,940)           --
                                                    ---------------------------
                                                            2,139        15,420
Actual return on plan assets                                  916         1,215
Employer contribution                                       3,658         3,517
Actuarial differences                                       8,857         1,766
Benefits paid                                                (150)         (636)
                                                    ---------------------------
Fair value of plan assets at end of year               Ps  15,420    Ps  21,282
                                                    ===========================

                                                    Seniority premium
                                              2001         2002         2003
                                           ------------------------------------
Net period cost:
Labor cost                                 Ps  2,132   Ps   2,343    Ps   2,384
Amortization of past service costs             1,269        1,610         2,014
Interest cost                                  1,283        1,349         1,420
                                           ------------------------------------
Net period cost                            Ps  4,684   Ps   5,302    Ps   5,818
                                           ====================================

Labor obligations:
Accumulated benefit obligation                         Ps  24,826    Ps  26,535
                                                    ---------------------------

Projected benefit obligation                           Ps  27,553    Ps  30,567
Unrecognized prior service cost                            (7,122)       (6,677)
Actuarial losses                                           (3,316)       (5,628)
Unrecognized improvements to the plan                      (7,298)       (5,837)
                                                    ---------------------------
Net projected seniority premium                             9,817        12,425
                                                    ---------------------------

Unfunded accumulated benefit obligation                Ps  24,826    Ps  26,535
                                                    ---------------------------

Additional liability                                   Ps  15,010    Ps  14,110
Intangible assets                                      Ps  14,300    Ps  12,296
                                                    ---------------------------
Minimum seniority premium liability
  Adjustment                                           Ps    (710)   Ps  (1,814)
                                                    ===========================

Change in benefit obligation:
Benefit obligation at beginning of year                Ps 28,836     Ps 27,554
Deconsolidation of the subsidiary Secba                   (2,855)           --
                                                    ---------------------------
                                                          25,981        27,554
Service cost                                               2,343         2,384
Interest cost                                              1,349         1,420
Actuarial differences                                      1,377         2,556
Benefits paid                                             (3,496)       (3,347)
                                                    ---------------------------
Projected benefit obligation at end of year            Ps 27,554     Ps 30,567
                                                    ===========================

We use a December 31, 2001 2002 and 2003 measurement date for pension plan and seniority premium.

The prior service cost, the past service costs and actuarial differences assumptions will be amortized over a period ranging from 21 to 25 years (the average remaining working life of employees).

The asset allocation for our plan pension plan at the end of 2001, 2002 and 2003 and the target allocation for 2004 by asset category are as follows:

                                                                        Target
                                     Percentage of plan at year end   allocation
                                        2001      2002      2003         2004
                                     -------------------------------------------

Fixed-income securities                  83%       85%       76%          80%
Fixed-variable income securities         17%       15%       24%          20%

Our target asset allocations reflect our investment strategy of maximizing the rate of return on plan assets and the resulting funded status, within an appropiate level of risk.

The rates considered in the actuarial study were in 2001, 2002 and 2003 as follows:

                                           2001          2002           2003
                                      ------------------------------------------
Labor obligations discount                5.50%          5.50%         5.25%
Future salary increases                   2.50%          2.50%         1.50%
Return on assets                          6.50%          6.50%         6.00%

Information about the expected cash flow for the pension benefit plant and seniority premium follows:

                                                              Seniority
                                            Pension plan       preminum
                                            ------------------------------
Expected employer contributions:
         2004                                Ps    3,276              --
                                            ------------------------------

Expected benefit payment:
         2004                                Ps      612     Ps    3,789
         2005                                        711           4,032
         2006                                        829           4,167
         2007                                        962           4,222
         2008                                      1,112           4,200
         2009-2013                                 8,394          21,158
                                            ------------------------------
         Total                               Ps   12,620     Ps   41,568
                                            ==============================

The above table reflects the total benefits expected to be paid from the plan.

11.  Contingencies and Commitments

a) Bachoco has entered into operating leases for certain offices, production sites, and in 2000 for automotive and computer equipment. Most leases contain renewal options. Rental expense was as follows:

                                             Year ended
                                             December 31
                                             -----------
                   2001                       Ps 51,850
                   2002                          31,800
                   2003                          22,975

b) Future minimum annual rental payments under existing operating leases with initial terms in excess of one year as of December 31, 2003, are as follow:

                                             Year ended
                                             December 31
                                             -----------
                   2004                       Ps 16,351
                   2005                          14,675
                   2006                          11,497
                   2007                           5,786
                   2008                           4,523
                   2009and thereafter             4,523
                                             -----------
                            Total             Ps 57,355
                                             ===========

12. Stockholders' Equity

a) In April 1997, Bachoco had a stock split and created so-called "BL" units, which consist of one series "B" share and one series "L" share, and so-called "BB" units, which consist of two series "B" shares.Series "L" shares have limited voting rights.

b) In 2001, 2002 and 2003, the Company declared and paid cash dividends at nominal values of Ps 313,189, Ps 267,834 and Ps 297,738 respectively (Ps 353,583, Ps 288,791 and Ps 305,043, in constant Mexican pesos) or Ps 1.05, Ps ..90 and Ps .99 respectively, per unit in nominal pesos.

c) The Mexican Corporation Act requires that at least 5% of each year's net income be appropriated to increase the legal reserve until such reserve is equal to 20% of capital stock issued and outstanding. The balance of the legal reserve at December 31, 2002 and 2003, included in retained earnings, was Ps 175,312.

d) The Company approved a stock repurchase plan in 1998, in conformity with the Mexican Securities Trading Act, providing a stock repurchase reserve for that purpose of Ps 180,000 (Ps 258,928 expressed in constant Mexican pesos) through the appropriation of retained earnings in 1998. During 2001, 2002 and 2003, the Company repurchased 1,846 thousand, 2,534 thousand and 300 thousand units for Ps 31,351, Ps 39,870 and Ps 5,482, respectively. In 2001, 2002 and 2003 the Company sold 2,548 thousand, 1,846 thousand and 2,834 thousand of units, respectively, previously repurchased; the sale value of latter was for Ps 38,815 Ps 29,215 and Ps 50,389.

e) The Company is required to pay taxes on dividends distributed to stockholders only to the extent the payment made exceeds the balance of the net tax profit account (CUFIN), which is used to control earnings on which income tax has already been paid.

Income tax paid on dividends refers to a tax payable by corporate entities and not by individuals. Additionally, from January 1, 1999 through December 31, 2001, cash dividends paid to individuals as stockholders were subject not only to the income tax payable by corporate entities but also a tax withholding of approximately 7.70%.

The Company obtains the majority of its revenues and net profit from Bachoco, S.A. de C.V. ("BSACV"). For the years 2001 through 2003, pretax income of BSACV, represented between 90% and 92% of Bachoco's consolidated pretax income.

Dividends on which BSACV has paid income tax will be credited to the Company's "CUFIN" account and, accordingly, no further income tax will be paid when such amounts are distributed as dividends to the Company's stockholders.

f) The  corporate  income tax rate for the year was 34% in 2003 (35% in 2001 and
2002). However, from 1999 through 2001, corporate taxpayers had the option of deferring a portion so that the tax payable represented 30% of taxable income. The earnings on which there was a deferral of taxes had to be controlled in a so-called "net reinvested tax profit account" ("CUFINRE"). This was basically to clearly identify the earnings on which the taxpayer had opted to defer payment of corporate income tax.

Since the Company opted for this tax deferral, earnings will be considered to be distributed first from the "CUFINRE" account and any excess will be paid from the "net tax profit account" ("CUFIN") so as to pay the 5% deferred tax. Effective January 1, 2002, the above-mentioned option of deferring a portion of income tax was eliminated.

13. Income Tax, Asset Tax and Employee Profit Sharing

a) The Company and each of its subsidiaries file separate income tax returns. BSACV, the Company's principal operating subsidiary, is subject to payment of corporate income tax under the provisions of the simplified regime, which is applicable to companies engaged exclusively in agriculture, cattle-raising, fishing, forestry and certain other activities the Law establishes that are exclusive when the companies obtain no more than 10% of their revenues from the production of processed products, with which rule BSACV has complied.

Effective January 1, 2002, the Mexican Congress passed a new Income Tax Law that substantially modified the procedure for determining taxable income of those entities that pay taxes under the previous simplified regime.

The new simplified regime continues to be applicable to entities engaged exclusively in agriculture, cattle-raising, fishing, forestry and certain other activities, but instead of paying income tax on only certain types of transactions, such as dividends, non-deductible expenses, or the granting of loans as was in effect through 2001, the new Law establishes a system for determining a taxable income based on revenues collected, net of deductible expenses paid. This new tax base does not allow for the deduction of the value of fixed assets and inventories as of December 31, 2001, because these were deducted in conformity with the transition provisions established in the referenced new Law, of its effective date.

The new Income Tax Law establishes an initial corporate income tax rate of 35%, with a gradual one-percentage point annual decrease beginning in 2003, until the tax rate is reduced to 32% in 2005, and further establishes that the companies engaged exclusively in agriculture, cattle-raising, fishing and forestry have a reduction of 50% in the tax payable. Under the new Law, entities paying taxes under the old regime in force through 2001, must determine the total amount of earnings of prior years on which taxes need to be paid or the available tax loss carryforward at the date on which it was enacted. As a result of this requirement, the Company determined a tax loss carryforward in the amount of Ps 3,086,931, as of January 1, 2002.

b) In addition to income tax, the Company and its subsidiaries are also subject to an alternative minimum tax known as the asset tax, which is assessed on the average value of most assets, net of certain liabilities. The general asset tax rate is 1.8%. This Asset Tax Law permits companies that have the right to reduce their income tax to reduce the asset tax in the same proportion; therefore, BSACV is subject to a 0.9% rate and to special rules excluding many assets from the determination of asset tax and a tax incentive derived from the investment in assets. The asset tax in 2001, 2002 and 2003 amounted to Ps 14,431, Ps 13,476 and Ps 12,832, respectively. In each three years the Company credited against these amounts the income tax paid in such years for Ps 14,208, Ps 10,101 and Ps 11,258 respectively the difference was paid in cash.

The Company and its subsidiaries are required to pay asset tax if the amount of asset tax exceeds the computed income tax liability. Asset tax paid can be credited against income tax in subsequent years (up to ten years). At December 31, 2003, the Company had, at nominal value, Ps 5,116 in asset tax credits.

c) For the years ended December 31, 2001, 2002 and 2003, income tax charged (credited) to results of operations was as follows:

                                        2001          2002          2003
                                   ------------------------------------------
Current year income tax            Ps   42,986   Ps    48,432   Ps   38,368
Current year asset tax                     223          3,375         1,574
Deferred income tax                    300,624       (244,361)       65,972
                                   ------------------------------------------
Total income tax                   Ps  343,833   Ps  (192,554)  Ps  105,914
                                   ==========================================

As explained above, the Company's main subsidiary pays taxes under the simplified regime. Effective January 1, 2002, the related income tax is payable on the basis of revenues collected net of deductible expenses paid, as well as on dividends paid, to the extent they exceed the net tax profit account (see
Note 12 e). Consequently, the computation of deferred income tax using the asset and liability method of Bulletin D-4 is now allowed. The effects of temporary differences at December 31, 2002 and 2003 are as follows:

                                                      2002           2003
                                              -------------------------------
Assets:
Accounts payable                                 Ps  (66,776)    Ps  (98,398)
Recoverable asset tax                                 (4,804)         (5,116)
Tax loss carry forward allowed for change
  to new regime                                     (286,844)       (165,263)
                                              -------------------------------
                                                    (358,424)       (268,777)
                                              -------------------------------

                                                      2002           2003
                                              -------------------------------
Liabilities:
Inventories                                         255,659          364,176
Accounts receivable                                  66,816           64,132
Fixed assets                                      1,192,618        1,214,876
Additional liability from stockholders equity       360,148          216,533
                                              -------------------------------
                                                  1,875,241        1,859,717
                                              -------------------------------
Total deferred income tax liability, net       Ps 1,516,817     Ps 1,590,940
                                              ===============================

As described above, the Company's principal operating subsidiary was under the simplified regime for the calculation of income tax in previous years in accordance with the former Income Tax Law. Until December 31, 2001, such tax was payable only on certain types of transactions such as the payment of dividends and other nondeductible payments. Therefore, the only temporary difference identified was the earned capital not distributed which may be subject to taxes in the future.

The effects of temporary differences giving rise to the deferred tax liability, taking into consideration only the difference on earned capital at December 31, 2002 and 2003, were as follows:

                                                      2002           2003
                                              -------------------------------
Effect of simplified regimes                   Ps 1,496,070     Ps 1,521,252
Other effect outside simplified regimes              20,747           69,688
                                              -------------------------------
Deferred income tax liability                  Ps 1,516,817     Ps 1,590,940
                                              ===============================

As of December 31, 2002 and 2003, the deferred tax liability determined based on the difference between the book and the tax value of stockholders' equity is greater than that determined using the asset and liability method. Consequently, the Company recognized an additional liability in the amount of Ps 216,533, (Ps 360,148 in 2002), so as to recognize the greater of the amount of the deferred tax determined by the asset and liability method, and the amount determined by considering the capital earned, as the only temporary item.

The most significant items that gave rise to a difference between the total amount of current year income tax and the current year deferred tax determined at the statutory rate are as follows:

                                                       2001          2002          2003
                                                  ------------------------------------------
                                                        %              %             %
Statutory income tax rate                              21.21          17.5         17.00
Effect of companies outside simplified regime           1.21          1.48          1.27
Effect of non-taxable book items                          --         (4.63)           --
Benefit derived from change in law effective
  in 2002 and changes in tax rate                         --        (28.63)           --
                                                  ------------------------------------------
Effective income tax rate                              22.42        (14.28)        18.27
                                                  ==========================================

In conformity with applicable requirements through December 31, 2001, deferred taxes were determined based on differences between stockholders' equity for financial and tax reporting purposes, at the rate of 21.21%.

At December 31, 2002 and 2003, the tax value of the company's equity, which will not be subject to taxation, is comprised of the following:

                                                      2002           2003
                                              -------------------------------
Restated contributed capital (CUCA)             Ps 1,599,939    Ps 1,599,939
Net tax profit (CUFIN) and net reinvested
tax profit (CUFINRE)                                 389,877         147,911
                                              -------------------------------
Total                                           Ps 1,989,816    Ps 1,747,850
                                              ===============================

The Company and BSACV have no employees, but each of the subsidiaries of the Company is required under Mexican law to pay employees, in addition to their compensation and benefits, profit sharing in an aggregate amount equal to 10% of such subsidiary's taxable income subject to certain adjustments.

14. Segments

During 2001, 2002 and 2003, there were no intersegment transactions that need to be eliminated. The information included in the column "Others" is basically related to swine and feed. The disclosures required are as follow:

                                                                2001
                                        ---------------------------------------------------
                                             Poultry          Others             Total
                                        ---------------------------------------------------
Net revenues                              Ps  9,532,205    Ps  1,075,727    Ps 10,607,932
Cost of sales                                 6,883,015          881,830        7,764,845
Gross profit                                  2,649,190          193,897        2,843,087
Interest income                                 141,653           10,369          152,022
Interest expense                                 69,189            5,064           74,253
Gain on net monetary position                    27,566            2,017           29,583
Income tax and asset tax                        320,384           23,449          343,833
Majority net income                           1,102,948           80,726        1,183,674
Property, plant and equipment, net            7,330,532          140,252        7,470,784
Total Assets                                 11,397,914          174,286       11,572,200
Total Liabilities                             2,839,897           51,563        2,891,460
Capital expenditures                            599,437               --          599,437
Expenses not requiring cash
  disbursement:
  Depreciation                                  300,885            8,060          308,945

                                                                2002
                                        ---------------------------------------------------
                                             Poultry          Others             Total
                                        ---------------------------------------------------
Net revenues                              Ps  9,726,693    Ps  1,043,037    Ps 10,769,730
Cost of sales                                 7,091,277          897,713        7,988,990
Gross Profit                                  2,635,415          145,325        2,780,740
Interest income                                 106,536            5,786          112,322
Interest expense                                 30,941            1,686           32,627
Gain on net monetary position                   107,269              631          107,900
Income tax and asset tax                       (234,942)          42,388         (192,554)
Majority net income                           1,456,961           80,341        1,537,302
Property, plant and equipment, net            7,112,990          302,630        7,415,620
Total Assets                                 11,498,959          525,379       12,024,338
Total Liabilities                             2,101,568           72,016        2,173,584
Capital expenditures                            274,446               --          274,446
Expenses not requiring cash
  disbursement:
  Depreciation                                  318,161           11,448          329,609

                                                                2003
                                        ---------------------------------------------------
                                             Poultry          Others             Total
                                        ---------------------------------------------------
Net revenues                              Ps  9,545,998    Ps  1,205,220    Ps 10,751,218
Cost of sales                                 7,655,103        1,090,936        8,746,039
Gross Profit                                  1,890,894          114,285        2,005,179
Interest income                                 203,093          (48,306)         154,787
Interest expense                                 21,114            3,623           24,737
Loss on net monetary position                    72,806            1,167           73,973
Income tax and asset tax                         85,377           20,537          105,914
Majority net income                             507,222           27,975          535,197
Property, plant and equipment, net            7,420,356          384,502        7,804,858
Total Assets                                 11,921,458          483,333       12,404,791
Total Liabilities                             2,207,965          137,013        2,344,978
Capital expenditures                            755,606               --          755,606
Expenses not requiring cash
  disbursement:
  Depreciation                                  350,317           14,943          365,260

                                                                2001
                                        ---------------------------------------------------
                                             Chicken            Egg              Total
                                        ---------------------------------------------------
Net revenues                              Ps  8,735,877    Ps    796,328    Ps  9,532,205

                                                                2002
                                        ---------------------------------------------------
                                             Chicken            Egg              Total
                                        ---------------------------------------------------
Net revenues                              Ps  8,711,171    Ps  1,015,522    Ps  9,726,693

                                                                2003
                                        ---------------------------------------------------
                                             Chicken            Egg              Total
                                        ---------------------------------------------------
Net revenues                              Ps  8,348,932    Ps  1,197,066    Ps  9,545,998

15.  Foreign Currency Position

A summary of Bachoco's assets and liabilities denominated in U.S. dollars (the only foreign currency) as of December 31:

                                                 (Thousands U.S. dollars)
                                                   2002              2003
                                            ---------------------------------
Assets:
  Cash and cash equivalents                    $    10,394      $    60,928
   Advances to suppliers                            18,427           19,062
                                            ---------------------------------
                                                    28,821           79,990
Liabilities:
  Notes payable to banks and long-term
   Debt                                             (8,810)            (401)
  Suppliers                                        (15,238)         (11,914)
                                            ---------------------------------
                                                   (24,048)         (12,315)
                                            ---------------------------------
Net long position                              $     4,773      $    67,675
                                            =================================

As of December 31, 2002 and 2003, the exchange rate was Ps 10.394 and Ps 11.230 per dollar, respectively.

Assets from foreign origin included in the consolidated balance sheets as of December 31, 2002 and 2003, were:

                                                 (Thousands U.S. dollars)
                                                   2002              2003
                                            ---------------------------------
Inventories                                    $    19,604      $    18,444
Property, plant and equipment                      117,340          117,206

Imported raw materials, in thousands of U.S. Dollars, were $ 199,429 in 2001, $ 137,233 in 2002 and $ 84,633 in 2003. Interest expense, in thousands of U.S. dollars from debt denominated in U.S. dollars was $ 2,726 in 2001, $ 363 in 2002 and $ 93 in 2003.

16.  Hurricane Isidore

In September of 2002, hurricane Isidore affected the company's complex located in the peninsula of Yucatan, and approximately 60% of the chicken farms operating in that region. The Company started the repair of their farms in this area immediately and, according to its plan, this was finished during 2003. Other facilities as breeder farms, processing plant and balance feed plants suffered no material damage.

The assets were duly covered under an insurance policy, so in 2002 the Company credited Ps 20,764 to results of operations under the caption Other income. During 2003, Bachoco concluded negotiations with the insurance company and as a result of these negotiations, the Company recognized in 2003 an additional credit to results of operations of Ps 20,071.

17. Differences Between Mexican and United States Generally Accepted Accounting Principles

Bachoco's consolidated financial statements are prepared in accordance with "Mexican GAAP", which differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP").

The accompanying reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Bulletin B-10, as amended, because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost based financial reporting for both Mexican and U.S. accounting principles.

The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect consolidated operating income, net income, stockholders' equity and changes in financial position for each of the three years ended December 31, 2001, 2002 and 2003.

Deferred income tax and employee profit sharing

The Company follows the requirements of Mexican accounting Bulletin D-4, "Accounting for Income Tax, Asset Tax and Employee Profit Sharing", issued by the IMCP. Bulletin D-4 requires the recognition of deferred taxes on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued.

Bachoco has applied Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes" ("SFAS 109"), for all periods presented, which requires that deferred income taxes be determined using the liability method for all temporary differences between financial reporting amounts and the tax basis of assets and liabilities, and that deferred taxes on such differences be measured at the enacted income tax rates for the year in which such taxes are expected to be payable or refundable.

In the Company's case the application of both rules did not generate a reconciling difference in 2001, 2002 and 2003; therefore, there is no difference between Mexican and US GAAP in those years.

In addition, as described in Note 13, under Mexican labor law, the Company is required to pay employee profit sharing. As of December 31, 2001, 2002 and 2003, the Company did not recognize deferred employee profit sharing as required by SFAS 109, due to its immateriality. Employee profit sharing expense has been included in operating expenses for US GAAP presentation purposes.

The deferred tax adjustment included in net income and stockholders' equity reconciliations, represent the effect of deferred taxes on other U.S. GAAP adjustments reflected in the respective summaries.

Capitalized financing cost

Under Mexican GAAP, capitalization of comprehensive financing cost on assets under construction or in the pre-operating stage is allowed but not required. Bachoco has elected to capitalize such comprehensive financing cost. Under U.S. GAAP, interest expense incurred during the construction period on qualifying expenditures must be considered an additional cost to be capitalized. Under U.S. GAAP when financing is in Mexican pesos, the monetary gain is included in this computation; when financing is denominated in U.S. dollars, only the interest is capitalized and exchange losses are not included. The amount of interest or net financing cost capitalized for US GAAP purposes was determined by reference to the Companies average cost of outstanding debt.

Minority interest

Under Mexican GAAP, minority interest is presented as a component of stockholders' equity, immediately after total majority stockholders' equity. Under US GAAP, this concept is generally presented out of stockholders' equity. For US GAAP purposes the Company reclassified minority interest from stockholders' equity, decreasing its total stockholders' equity by Ps 42,737 and Ps 41,359 at December 31, 2002 and 2003 respectively, and reclassified minority interest from the income statement decreasing net income by Ps 4,110, Ps 2,076 and Ps 4,262 for the years ended December 31, 2001, 2002 and 2003, respectively.

Effect of inflation accounting on U.S. GAAP adjustments

To determine the net effect on the consolidated financial statements of recognizing U.S. GAAP adjustments, it is necessary to recognize the effects of applying Mexican GAAP inflation accounting provisions (described in Note 2) to the U.S. GAAP adjustments.

Reporting comprehensive income

The Company has adopted for purposes of the U.S. GAAP reconciliation Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 establishes rules for the reporting and disclosure of comprehensive income and its components. SFAS 130 requires the minimum seniority premium liability adjustment, the deficit from restatement of stockholders' equity, and deferred taxes on the difference between indexed cost and replacement cost and on the minimum seniority premium liability adjustment, to be included in other comprehensive income. The U.S. GAAP statements of changes in stockholders' equity include the disclosure requirements of SFAS 130.

Cumulative amounts of the deficit from restatement of stockholder's equity net of tax and the minimum seniority premium liability adjustment included in other comprehensive income decreased stockholders' equity at December 31, 2003 by Ps 3,966,920 and Ps 1,814, respectively.

Disclosure about fair value of financial instruments

In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, notes payable and accrued liabilities approximate their fair values, due to the short maturity of these instruments.

The fair value of long-term debt, based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities, approximates their carrying amounts.

Effect of Statement 133

Bulletin C-2 ("Financial Instruments"), effective beginning January 1, 2001, sets general rules for the assessment, presentation, and disclosure of financial information that issuers or investors in financial instruments should follow. Among said rules are the conditions that have to be met in order to be able to offset financial assets and liabilities. Likewise, it is established that financial instruments should be assessed at their fair value, with the exception of those that have been classified as held to maturity. The latter should be valued at their cost of acquisition.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivate's change in fair value will be immediately recognized in earnings.

Since all derivative instruments held by the company at December 31, 2003, are considered of a speculative nature; therefore, there are no differences between the Mexican and US GAAP accounting treatment for the Company's derivative instruments. As all financial instruments were measured at market value, and taken to income.

Business combinations

In June 2001, the FASB issued Statements of Financial Accounting Standards No. 141, "Business Combinations" (Statement 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, Statement 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

The Company adopted the requirements of SFAS 142 on January 1, 2002. Consequently, in 2002 the Company performed impairment tests at the beginning and at the end of the year and determined that its goodwill was not impaired. For 2003, this test was performed as of the end of the year resulting in no impairment charges for goodwill.

Under Mexican GAAP, Goodwill is amortized using the straight-line method over a twenty-year period. The 2002 and 2003 reconciliation shows the application of the non amortization provisions applied to goodwill, resulting a credit of Ps 16,639 and Ps 16,737 respectively.

Asset Retirement Obligations

In June 2001, the FASB issued Statements of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143), which is effective for fiscal years beginning after June 15, 2002, The Statement requires legal obligations associated with the retirement of long-lived assets to be recognized at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. Effective January 1, 2003, the Company adopted the requirements of SFAS 143, without any effects on either the financial position or on results of operations, as it does not have any asset retirement obligations.

Impairment of Assets

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS
144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121), and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. SFAS 144 is effective for fiscal years that begun after December 15, 2001. The Company adopted the requirements of Statement 144 on January 1, 2002 and did not record any adjustments to the book value of its long lived assets.

Agriculture

Effective January 1, 2003, the Company adopted the requirements of the new Mexican accounting Bulletin E-1, Agriculture, which establishes the rules for recognizing, valuing, presenting and disclosing biological assets and agricultural products; it also establishes the treatment to be given to government subsidies on biological assets.

This bulletin establishes that biological assets and the agricultural products (the latter at the time of their harvesting) are to be valued at their fair value, net of estimated costs at point of sale. Also, the Bulletin establishes that whenever the fair value cannot be determined in a reliable, verifiable and objective manner, the assets are to be valued at their production cost, net of accumulated impairment, if any.

For US GAAP purposes, biological asset and agricultural products are valued at cost. Therefore, the 2003 reconciliation shows the reversal of biological assets valuation at fair value resulting in a net charge of Ps 58,925, leaving inventories of biological assets and agricultural products stated at average cost of production, which approximates estimated replacement cost and not in excess of net realizable value.

Pro forma net income

Had the same rules been applied for the amortization of the goodwill, since 2001 the results under US GAAP would have been as follows:

                                                Years ended December 31,
                                      ------------------------------------------
                                           2001           2002          2003
                                      ------------------------------------------

US GAAP net income as presented       Ps  1,202,549  Ps  1,557,336  Ps  510,224
Amortization goodwill                        16,758             --           --
                                      ------------------------------------------
US GAAP net income pro forma          Ps  1,219,307  Ps  1,557,336  Ps  510,224
                                      ==========================================

Recent Accounting Pronouncements

In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003) "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS 132 (revised 2003) retains the disclosure requirements of SFAS 132, which it replaces, and addresses the need for additional annual disclosures related to a company's pensions and other postretirement benefits. SFAS 132 (revised 2003) does not change the measurement or recognition criteria of SFAS 87, "Employers' Accounting for Pensions," SFAS 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," or SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS 132 (revised 2003) requires new annual disclosures about the types of plan assets, investment strategy, measurement date, plan obligations and cash flows related to a company's pensions and other postretirement benefits. It also requires disclosure of the components of net periodic benefit cost recognized in interim periods and, if significantly different from previously disclosed amounts, the projected contributions to fund pension and other postretirement benefit plans. The Company adopted the disclosure requirements of SFAS 132 (revised 2003) in December 2003.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulleting No. 51, "Consolidated Financial Statements" and in December 2003, issued a revised interpretation (FIN No. 46-R). FIN No. 46, as revised, requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN No. 46-R are effective immediately for all arrangements entered into after January 31, 2003. Since January 31, 2003, the Company has not invested in any entities it believes are variable interest entities for which the Company is the primary beneficiary. For arrangements entered into prior to February 1, 2003, the Company is required to adopt the provisions of FIN No. 46-R in the first quarter of 2004. The Company does not believe the adoption of FIN No. 46-R will have a material impact on its financial position, results of operations or cash flows.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (SFAS 149), "Amendment of Statement 133 on Derivative Instruments and
Hedging Activities." SFAS 149 amends SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" to provide clarification on the financial accounting and reporting for derivative instruments and hedging activities and requires similar accounting treatment for contracts with comparable characteristics. The adoption of SFAS 149, effective primarily for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003, had no impact on our financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristic of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instrument with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as assets in some circumstances). SFAS No. 150 is to be implemented by reporting the cumulative effect of a change in an accounting principle for the financial instrument created before November 2003 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company does not believe that the adoption of this statement will have a material impact on its financial position, results of operations or cash flows.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or not significant to our financial statements.

Cash flow information

Under Mexican GAAP, the Company presents consolidated statements of changes in financial position, as described in Note 2.

In accordance with Mexican GAAP, the change in current and long-term debt due to restatements in constant Mexican pesos, including the effect of exchange differences, is presented in the statements of changes in financial position in the financing activities section.

The gain from monetary position and the exchange gain or loss are not presented in the operating activities section as a reconciling adjustments, as they are included in the respective monetary asset or liability line. Statement of Financial Accounting Standards No. 95 ("SFAS 95"), "Statement of Cash Flows", does not provide guidance with respect to price-level restated financial statements.

The Company has adopted, for its US GAAP presentation of cash flow information, the guidance issued by the AICPA SEC Regulations Committee's International Practices Task Force in its meeting held on November 24, 1998, requiring foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows.

           Cash Flow Information                                  Years ended December 31,
                                                   ----------------------------------------------------
                                                           2001              2002            2003
                                                   ----------------------------------------------------
OPERATING ACTIVITIES:
Net income                                            Ps  1,202,549    Ps  1,557,336    Ps    503,065
Adjustments to reconcile net income to
  resources provided by operating
   activities:
Depreciation                                                309,024          331,080          366,865
Deferred income tax                                         296,256         (245,775)          62,942
Goodwill amortization                                        16,758               --               --
                                                   ----------------------------------------------------
                                                          1,824,587        1,642,641          932,872
Changes in assets and liabilities:
Accounts receivable                                        (142,609)           8,789          (76,845)
Inventories                                                (615,780)        (356,563)        (422,944)

                                                   ----------------------------------------------------
                                                           2001              2002            2003
                                                   ----------------------------------------------------
Prepaid expenses and other accounts
Receivable                                                   56,739         (113,370)          84,424
Accounts payable                                            127,121         (149,792)         149,538
Related parties                                              (5,660)           4,794          (18,040)
Other taxes payable and other accruals                       18,664         (102,593)          32,626
Labor obligations, net                                       13,881           (7,025)          (4,063)
Loss (gain) on net monetary position                        (29,583)         107,982           74,093
                                                   ----------------------------------------------------
Resources provided by operating activities                1,247,360        1,034,863          751,661

FINANCING ACTIVITIES:
Proceeds from issuance of notes payable
   to banks                                                 968,848           59,949          133,714
Repayment of long-term debt and notes
   Payable                                               (1,506,286)        (195,768)        (181,402)
Cash dividends paid                                        (353,583)        (288,791)        (305,043)
Repurchase (sale) of stock                                    7,464          (10,655)          44,907
                                                   ----------------------------------------------------
Resources used in financing activities                     (883,557)        (435,265)        (307,824)

INVESTING ACTIVITIES:
Acquisition of property, plant and
  Equipment                                                (625,389)        (277,981)        (764,357)
Other assets                                                (36,460)           5,865            3,772
                                                   ----------------------------------------------------
Resources used in investing activities                     (661,849)        (272,116)        (760,585)
                                                   ----------------------------------------------------

                                                   ----------------------------------------------------
Effect of inflation accounting                              212,768          150,438          122,517
                                                   ----------------------------------------------------

Net (decrease) increase in cash
 And cash equivalents                                       (85,278)         477,920         (194,231)
Cash and cash equivalents at
  beginning of year                                       1,370,793        1,285,515        1,763,435
                                                   ----------------------------------------------------
Cash and cash equivalents at
  end of year                                         Ps  1,285,515    Ps  1,763,435    Ps  1,569,204
                                                   ====================================================

Interest paid                                         Ps     50,226    Ps     12,376    Ps      7,699
Income tax paid                                              42,986           60,787           38,368
Asset tax paid                                                1,872            1,807            1,575
Employee profit sharing paid                                  2,303            2,396            1,787

Summary of adjustments to reconcile Mexican GAAP and U.S. GAAP

The following is a summary of net income adjusted to take into account certain material differences between Mexican GAAP and U.S. GAAP.

                                                                  Years ended December 31,
                                                   ----------------------------------------------------
                                                           2001              2002            2003
                                                   ----------------------------------------------------
Net income as reported under Mexican GAAP             Ps  1,187,784    Ps  1,539,378    Ps    539,459
Adjustments to reconcile net income to
  U.S. GAAP:
Interest cost capitalized                                    25,951            3,534            8,751
Depreciation of capitalized interest                            (79)          (1,471)          (1,605)
Deferred income tax on USGAAP
  Adjustments                                                (6,997)           1,414            3,030
Amortization goodwill                                            --           16,639           16,737
Effect of inflation accounting on
  USGAAP adjustments                                             --              (82)            (120)
Biological assets and agricultural
  products valuation at fair value                               --               --          (58,925)
Minority interest                                            (4,110)          (2,076)          (4,262)
                                                   ----------------------------------------------------
Net income under U.S. GAAP                            Ps  1,202,549    Ps  1,557,336    Ps    503,065
                                                   ----------------------------------------------------
Weighted average number of units
  outstanding (thousands)                                   297,454          297,898          299,369
Net income per unit                                   Ps       4.04    Ps       5.23    Ps       1.68

After the foregoing adjustment for the depreciation of capitalized interest, the reclassification of employee profit sharing, the non amortization of goodwill in 2002 and 2003 and biological assets and agricultural products valuation at fair value in 2003 operating income under U.S. GAAP would be Ps 1,416,961, Ps 1,305,065 and Ps 467,026 in 2001, 2002 and 2003, respectively.

Total assets under U.S. GAAP were Ps 12,075,866 in 2002 and Ps 12,421,277 in 2003 The difference in total assets between Mexican GAAP and U.S. GAAP is comprised of the foreign exchange loss and the monetary gain on financing in U.S. dollars capitalized in assets under construction net of accumulated depreciation and the amortization of goodwill.

The reconciliation of the stockholders' equity between Mexican GAAP and US GAAP is as follows:

                                                                  Years ended December 31
                                                              ---------------------------------
                                                                    2002             2003
                                                              ---------------------------------
Majority stockholders' equity as reported under
Mexican GAAP                                                   Ps  9,808,017    Ps 10,018,454

Adjustments to reconcile majority stockholders'
  equity to U.S. GAAP:
Accumulated differences between the financing cost
  capitalized for Mexican GAAP and U.S. GAAP
   purposes                                                           40,048           48,799
Accumulated depreciation on the above items                           (5,159)          (6,764)
Deferred income taxes on USGAAP adjustments                           (5,668)          (2,758)
Amortization goodwill                                                 16,639           33,376
Biological assets and agricultural products valuation at
  fair value                                                                          (58,925)
                                                              ---------------------------------
Majority stockholders' equity as reported under U.S.
  GAAP                                                         Ps  9,853,877    Ps 10,032,182
                                                              =================================

The effects of the above adjustments do not have any impact on minority interest.

The consolidated statements of changes in stockholders' equity in accordance with U.S. GAAP is as follows:

                                                                                                Stock
                                                                                              repurchase
                                                          Capital stock    Paid in capital      reserve
                                                        -------------------------------------------------
Balance at December 31, 2000                               Ps 1,954,234     Ps  527,095     Ps  205,278
Repurchase of stock                                              (2,189)             --         (29,162)
Sales of repurchased stock                                        2,597              --          35,411
Cash dividends paid                                                  --              --              --
Comprehensive income
  Net income for the year                                            --              --              --
  Components of other comprehensive income:                          --              --              --
  Deficit from holding of non monetary assets                        --              --              --
Minimum seniority premium liability adjustment                       --              --              --
Other comprehensive income, net of taxes                             --              --              --
Comprehensive income                                                 --              --              --
                                                       --------------------------------------------------
Balance at December 31, 2001                                  1,954,642         527,095         211,527
Repurchase of stock                                              (1,339)             --         (38,163)
Sales of repurchased stock                                          975          28,240              --
Cash dividends paid                                                  --              --              --
Comprehensive income                                                 --              --              --
  Net income for the year                                            --              --              --
  Components of other comprehensive income:                          --              --              --
  Deficit from holding of non monetary assets                        --              --              --
Minimum seniority premium liability adjustment                       --              --              --
Other comprehensive income, net of taxes                             --              --              --
Comprehensive income                                                 --              --              --
                                                        -------------------------------------------------
Balance at December 31, 2002                                  1,954,278         555,335         173,364
Repurchase of stock                                                (150)             --          (5,332)
Sales of repurchased stock                                        1,444          48,945              --
Cash dividends paid                                                  --              --              --
Comprehensive income                                                 --              --              --
  Net income for the year                                            --              --              --
  Components of other comprehensive income:                          --              --              --
  Deficit from holding of non monetary assets                        --              --              --
  Minimum seniority premium liability adjustment                     --              --              --
Other comprehensive income, net of taxes                             --              --              --
Comprehensive income                                                 --              --              --
                                                                     --              --              --
                                                        -------------------------------------------------
Balance at December 31, 2003                               Ps 1,955,572     Ps  604,280     Ps  168,032
                                                        =================================================

The consolidated statements of changes in stockholders' equity in accordance with U.S. GAAP is as follows:

                                                                                  Other                               Total
                                                              Retained        comprehensive    Comprehensive      stockholders
                                                              earnings           income            income            equity
                                                         -----------------------------------------------------------------------
Balance at December 31, 2000                               Ps  8,957,060     Ps (3,648,468)               --     Ps  7,995,199
Repurchase of stock                                                   --                --                --           (31,351)
Sales of repurchased stock                                           807                --                --            38,815
Cash dividends paid                                             (353,583)               --                --          (353,583)
Comprehensive income                                                                                      --
  Net income for the year                                      1,202,549                --      $  1,202,549         1,202,549
  Components of other comprehensive income:                           --                --                --
  Deficit from holding of non monetary assets                         --          (188,264)         (188,264)         (188,264)
Minimum seniority premium liability adjustment                        --              (689)             (689)             (689)
                                                                                               --------------
Other comprehensive income, net of taxes                              --                --          (188,953)
Comprehensive income                                                  --                --      Ps 1,013,596
                                                                                               ==============
                                                         -----------------------------------------------------------------------
Balance at December 31, 2001                                   9,806,833        (3,837,421)               --         8,662,676
Repurchase of stock                                                 (368)               --                --           (39,870)
Sales of repurchased stock                                            --                                  --            29,215
Cash dividends paid                                             (288,791)               --                --          (288,791)
Comprehensive income                                                  --                --                --
  Net income for the year                                      1,557,336                --         1,557,336         1,557,336
  Components of other comprehensive income:                           --                --                --
  Deficit from holding of non monetary assets                         --           (66,668)          (66,668)          (66,668)
Minimum seniority premium liability adjustment                        --               (21)              (21)              (21)
                                                                                               --------------
Other comprehensive income, net of taxes                              --                --           (66,689)
Comprehensive income                                                  --                --         1,490,647
                                                                                               ==============
                                                         -----------------------------------------------------------------------
Balance at December 31, 2002                                  11,075,010        (3,904,110)               --         9,853,877
Repurchase of stock                                                   --                --                --            (5,482)
Sales of repurchased stock                                            --                --                              50,389
Cash dividends paid                                             (305,043)               --                --          (305,043)
Comprehensive income                                                  --                --                --
  Net income for the year                                        503,065                --           503,065           503,065

  Components of other comprehensive income:                           --                --                --
  Deficit from holding of non monetary assets                         --           (63,520)          (63,520)          (63,520)
  Minimum seniority premium liability adjustment                      --            (1,104)           (1,104)           (1,104)
                                                                                               --------------
Other comprehensive income, net of taxes                              --                --           (64,624)
                                                                                               --------------
Comprehensive income                                                  --                --      $    438,441
                                                                                               ==============
                                                                      --                --
                                                         ------------------------------------                  -----------------
Balance at December 31, 2003                               Ps 11,273,032     Ps (3,968,734)                      Ps 10,032,182
                                                         ====================================                  =================