Form 20-F
period 2004-12-31
INDUSTRIAS BACHOCO SA DE CV
filed 2005-06-29
CIK 1044896

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 20-F

                                   ----------

                                  ANNUAL REPORT
                       PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2004

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
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

         Title of each class           Name of each exchange on which registered
------------------------------------   -----------------------------------------
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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 [ ] Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

                                                                                               PAGE
                                                                                               ----
PART I

  ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.......................       1
  ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE.....................................       1
  ITEM 3.      KEY INFORMATION.............................................................       1
  ITEM 4.      INFORMATION ON THE COMPANY..................................................      10
  ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS................................      26
  ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................................      40
  ITEM 7.      MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS...........................      47
  ITEM 8.      FINANCIAL INFORMATION.......................................................      49
  ITEM 9.      THE OFFER AND LISTING.......................................................      51
  ITEM 10.     ADDITIONAL INFORMATION......................................................      54
  ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..................      70
  ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......................      72

PART II

  ITEM 13.     DEFAULT, DIVIDEND, ARREARAGES AND DELINQUENCIES.............................      72
  ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS      72
  ITEM 15.     CONTROLS AND PROCEDURES.....................................................      72
  ITEM 16.     [RESERVED]..................................................................      73
  ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT............................................      73
  ITEM 16B.    CODE OF ETHICS..............................................................      73
  ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES......................................      73
  ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES..................      74
  ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS......      74

PART III

  ITEM 17.     FINANCIAL STATEMENTS........................................................      74
  ITEM 18.     FINANCIAL STATEMENTS........................................................      74
  ITEM 19.     EXHIBITS....................................................................      74
  INDEX OF EXHIBITS........................................................................      74

        Industrias Bachoco, S.A. de C.V. is a holding company with no operations other than holding the stock of its subsidiaries. Its principal operating subsidiary is Bachoco, S.A. de C.V. ("BSACV"), which owns the principal operating assets of Industrias Bachoco, S.A. de C.V. and accounted for 92.4% of consolidated total assets on December 31, 2004. References herein to "Bachoco," "we," "us," "our", "its" or the "Company" are, unless the context requires otherwise, to Industrias Bachoco, S.A. de C.V. and its consolidated subsidiaries as a whole.

        We are incorporated under the laws of the United Mexican States ("Mexico"), and all of our operations are in Mexico. Our principal executive offices are located at Avenida Tecnologico No. 401, Ciudad Industrial C.P. 38010, Celaya, Guanajuato, Mexico, and our telephone number is (011) (52) (461) 618-3500.

                           PRESENTATION OF INFORMATION

        We publish our financial statements in Mexican pesos and present our financial statements in accordance with generally accepted accounting principles in Mexico ("Mexican GAAP"). Mexican GAAP requires restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented. Except as otherwise indicated, all data in both the financial statements included below in Item 18 (which together with the attached notes constitute the "consolidated financial statements") and the selected financial information included throughout this Form 20-F (this "Annual Report") have been restated in constant pesos as of December 31, 2004.

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

         References herein to "U.S. dollars," "U.S.$" or "$" are to the lawful currency of the United States. References herein to "pesos" or "Ps." are to the lawful currency of Mexico. This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps.11.154 to U.S.$1.00, the exchange rate on December 31, 2004.

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

        Forward-looking statements involve inherent risks and uncertainties, and a number of unexpected changes could cause actual results to deviate from our plans, objectives, expectations, estimates and intentions. We recognize that the accuracy of our predictions and our ability to follow through on our intentions depend on factors beyond our control. The potential risks are many and varied, but include unexpected changes in to:

        .   economic, weather and political conditions;

        .   raw material prices;

        .   competitive conditions; and

        .   demand for chicken, eggs, feed and swine.

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

        In preparing the consolidated financial statements, we followed Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 17 to the consolidated financial statements provides a description of the main differences between Mexican GAAP and U.S. GAAP as they relate to us; a reconciliation to U.S. GAAP of total stockholders' equity, net income and operating income, and a condensed statement of cash flows under U.S. GAAP as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004. Our financial statements were prepared pursuant to Bulletin B-10, as amended, and Bulletin B-12, issued by the Mexican Institute of Public Accountants, which became effective on January 1, 1990.

        Bulletin B-10 is designed to account for the effects of inflation on financial disclosures by requiring us:

        . restate non-monetary assets at current replacement cost or by using the Mexican National Consumer Price Index ("NCPI");

        .   restate non-monetary liabilities using the NCPI;

        .   restate the components of stockholders' equity using the NCPI; and

        . record gains or losses in purchasing power that result from the monetary liabilities or assets that we hold.

Bulletin B-10 also requires restatement of all financial statements in constant pesos as of the date of the most recent balance sheet presented. Except as otherwise indicated, we have restated all financial information taken from the financial statements or derived from them, as explained below, in constant pesos as of December 31, 2004. Bulletin B-12 requires that the statement of changes in financial position reconcile the differences between the restated historical balance sheet and the current balance sheet. The effects of price-level restatement under Mexican GAAP have not been reversed in the reconciliation to U.S. GAAP. See Note 17 to the consolidated financial statements.

                                                  AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                           ------------------------------------------------------
                                                 2000               2001               2002
                                           ---------------    ---------------    ----------------
                                                     (millions of constant pesos as of
                                                            December 31, 2004)(1)
INCOME STATEMENT DATA

Mexican GAAP:
Net revenues ...........................   Ps.    11,090.0    Ps.    11,158.6    Ps.     11,328.8
  Cost of sales ........................           7,922.4            8,167.9             8,403.7
                                           ---------------    ---------------    ----------------
  Gross profit .........................           3,167.5            2,990.7             2,925.0
  Operating income .....................           1,809.3            1,492.4             1,358.4
  Comprehensive financing income (loss)              163.7              127.7                15.7

  Majority Net income ..................           1,478.0            1,249.4             1,619.3
  Majority Net income per Unit(3) ......              4.97               4.19                5.43

  Majority Net income per ADS(4) .......              29.8               25.1                32.6
  Dividends per Unit(5) ................              0.66               1.25                1.02
  Weighted average Units outstanding
   (thousands) .........................           296,124            297,454             297,898
U.S. GAAP:
Net revenues ...........................   Ps.    11,090.0    Ps.    11,158.6    Ps.     11,328.8
  Cost of sales ........................           7,922.4            8,167.9             8,403.7
                                           ---------------    ---------------    ----------------
  Gross profit .........................           3,167.5            2,990.7             2,925.0
  Operating income .....................           1,810.0            1,490.5             1,372.8
  Comprehensive financing income (loss)              129.6              100.4                12.0

  Majority Net income ..................   Ps.     1,507.3    Ps.     1,265.0    Ps.      1,638.1
  Majority Net income per Unit(3) ......               5.1               4.25                5.50

  Majority Net income per ADS(4) .......              30.5               25.5                33.0
  Dividends per Unit(5) ................              0.66               1.25                1.02

STATEMENT OF FINANCIAL POSITION DATA
Mexican GAAP:
  Cash and cash equivalents ............   Ps.     1,442.0    Ps.     1,352.2    Ps.      1,855.0
  Property, plant and equipment ........           7,576.0            7,858.6             7,800.6
  Total assets .........................          11,621.4           12,172.9            12,648.5
  Short-term debt(6) ...................             199.8              171.8               128.7
  Long-term debt .......................             717.3              180.0                80.2
  Stockholders' equity .................           8,448.2            9,131.4            10,362.1
U.S. GAAP:
  Cash and cash equivalents ............   Ps.     1,442.0    Ps.     1,352.2    Ps.      1,855.0
  Property, plant and equipment ........           7,583.1            7,893.1             7,837.3
  Total assets .........................   Ps.    11,628.7    Ps.    12,200.0    Ps.     12,702.6
  Short-term debt(6) ...................             199.8              171.8               128.7
  Long-term debt .......................             717.3              180.0                80.2
  Stockholders' equity .................           8,410.2            9,112.4            10,365.4

SELECTED OPERATING DATA
  Sales volume (thousands of tonnes):

    Chicken ............................             601.1              662.2               665.4
    Eggs ...............................              70.0               85.6               131.7
    Swine ..............................               9.0                9.0                 9.0
    Feed ...............................             292.4              346.0               324.7
  Gross margin(%) ......................              28.6%              26.8%               25.8%
  Operating margin(%) ..................              16.3%              13.4%               12.0%
  Net margin(%) ........................              13.3%              11.2%               14.3%
  Total employees ......................            16,396             18,482              18,306

                                                  AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                           ------------------------------------------------------
                                                2003                2004             2004(2)
                                           ---------------    ---------------    ----------------
                                            (millions of constant pesos as        (millions of
                                                of December 31, 2004)(1)         U.S. dollars)(2)
INCOME STATEMENT DATA

Mexican GAAP:
Net revenues ...........................   Ps.    11,309.3    Ps.    13,299.4    U.S.$    1,192.3
  Cost of sales ........................           9,200.0           10,785.7               967.0
                                           ---------------    ---------------    ----------------
  Gross profit .........................           2,109.3            2,513.7               225.4
  Operating income .....................             454.6              853.7                76.5
  Comprehensive financing income (loss)              131.6              -71.5                -6.4

  Majority Net income ..................             567.5              706.6                63.4
  Majority Net income per Unit(3) ......              1.88               2.34                0.21

  Majority Net income per ADS(4) .......              11.3               14.0                1.26
  Dividends per Unit(5) ................              1.07               0.82                0.07
  Weighted average Units outstanding
   (thousands) .........................           299,369            299,630             299,630
U.S. GAAP: .............................                                                        .
Net revenues ...........................   Ps.    11,331.9    Ps.    13,320.6    U.S.$    1,194.2
  Cost of sales ........................           9,200.0           10,785.7               967.0
                                           ---------------    ---------------    ----------------
  Gross profit .........................           2,131.9            2,534.9               227.2
  Operating income .....................             491.3              887.2                79.5
  Comprehensive financing income (loss)              122.4              -63.5                -5.7

  Majority Net income ..................   Ps.       529.2    Ps.       740.3    U.S.$       66.4
  Majority Net income per Unit(3) ......              1.77               2.47                0.22

  Majority Net income per ADS(4) .......              10.6               14.8                1.33
  Dividends per Unit(5) ................              1.07               0.82                0.07

STATEMENT OF FINANCIAL POSITION DATA
Mexican GAAP:

  Cash and cash equivalents ............   Ps.     1,650.7    Ps.     2,338.1    U.S.$      209.6
  Property, plant and equipment ........           8,210.0            8,228.0               737.7
  Total assets .........................          13,048.7           13,436.9             1,204.7
  Short-term debt(6) ...................              61.1               99.7                 8.9
  Long-term debt .......................              97.7               72.5                 6.5
  Stockholders' equity .................          10,582.0           10,875.5               975.0
U.S. GAAP:
  Cash and cash equivalents ............   Ps.     1,650.7    Ps.     2,338.1    U.S.$      209.6
  Property, plant and equipment ........           8,254.2            8,278.4               742.2
  Total assets .........................   Ps.    13,066.0    Ps.    13,499.1             1,210.3
  Short-term debt(6) ...................              61.1               99.7                 8.9
  Long-term debt .......................              97.7               72.5                 6.5
  Stockholders' equity .................          10,552.9           10,886.3               976.0

SELECTED OPERATING DATA
  Sales volume (thousands of tonnes):

    Chicken ............................             655.4              733.0
    Eggs ...............................             132.1             138.08
    Swine ..............................               8.5               9.07
    Feed ...............................             316.2              320.7
  Gross margin(%) ......................              18.7%              18.9%
  Operating margin(%) ..................               4.0%               6.4%
  Net margin(%) ........................               5.0%               5.3%
  Total employees ......................            18,495             18,896

(1)  Except per Unit and per ADS amounts and operating data.
(2) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps.11.154 per U.S. dollar.
(3) Net income per Unit has been computed based on the weighted average number of common shares outstanding.
(4) Net income per ADS has been computed by multiplying net income per Unit by six, to reflect the ratio of six Units per ADS.
(5) Dividends per Unit has been computed by dividing the total amount of dividends paid (in constant pesos as of December 31, 2004) by the weighted average units outstanding.
(6)  Includes notes payable to banks and current portion of long-term debt.

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

        The Mexican peso showed high levels of volatility during the first four months of 2003; it appreciated and remained stable at the middle of the year and in the last four months of the year the Mexican peso increased in its volatility. Overall, the peso declined in 2003.

        In 2004, the Mexican peso showed volatility for the first four months of the year with a general trend to depreciate with respect to the U.S. dollar; in the following months the Mexican peso fluctuated around the same level, and finally showed a general trend to appreciate with respect to the U.S. dollar, mainly in the last two months of the year. At the end of 2004, it finished stronger compared with respect to the end of 2003.

        We cannot assure you that the Mexican government will maintain its current strategies to the peso, or that the value of the peso will not fluctuate significantly in the future.

        The following table sets forth for the periods indicated the high, low, average and period-end exchange rates for the purchase and sale of U.S. dollars (presented in each case as the average between such purchase and sale rates).

                                                         EXCHANGE RATE(1)
                                                 (in current pesos per U.S. dollar)
                                         -----------------------------------------------
          YEAR ENDED DECEMBER 31,           HIGH          LOW      AVERAGE(2)   YEAR END
          ----------------------------   ----------   ----------   ----------   --------
          2000 ....................           10.09         9.18         9.47       9.62
          2001 ....................            9.97         8.95         9.33       9.16
          2002 ....................           10.43         9.00         9.66      10.43
          2003 ....................           11.41        10.11        10.79      11.24
          2004 ....................           11.64        10.81        11.29      11.15

          (1) The exchange rates are the noon buying rates in New York City for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate").
          (2) Average of month-end rates for each period shown.

                                             EXCHANGE RATE(1)
                                          (in current pesos per
                                              U.S. dollar)
                                         -----------------------
          PERIOD                            HIGH          LOW
          ----------------------------   ----------   ----------
          November 2004 ...........           11.53        11.24
          December 2004 ...........           11.33        11.11
          January 2005 ............           11.41        11.17
          February 2005 ...........           11.21        11.04
          March 2005 ..............           11.33        10.98
          April 2005 ..............           11.23        11.04
          May 2005 ................           11.03        10.89

          ----------
          (1) The exchange rates are the noon buying rates in New York City for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York.

RISK FACTORS

RISKS RELATING TO MEXICO, OTHER EMERGING MARKET COUNTRIES AND THE U.S. ECONOMY

        Mexico has experienced adverse economic conditions

        Mexico has experienced a prolonged period of slow growth since 2001, primarily as a result of the downturn in the U.S. economy. In 2002, Mexico's gross domestic product, or GDP, increased by 0.9% and the inflation rate was 5.7%. In 2003, GDP increased by 1.3% and the inflation rate was 3.98%. In 2004, Mexico's domestic product improved and increased by 4.4% and the inflation rate was 5.19%. For 2005, the Mexican government has estimated that GDP growth will be 4.0% and the inflation rate will be between 3.0% and 4.0%, though these estimates may not prove to be accurate.

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

        In 2004, the Mexican peso appreciated with respect to the U.S. dollar by 0.8% at year end, whereas the average value of the Mexican peso against the U.S. dollar was 4.4% lower, since the peso appreciated at the end of the year. In 2003, the peso depreciated against the U.S. dollar by 7.3% at year-end, and the average value of the peso against the U.S. dollar during 2003 was 10.5% lower than in 2002. In 2002, the peso depreciated against the U.S. dollar by 12.2% at year-end, and the average value of the peso against the U.S. dollar during 2002 was 3.4% lower than in 2001. In 2001, the peso appreciated against the U.S. dollar by 5.0% at year-end, and the average value of the peso against the U.S. dollar during 2001 was 1.5% higher than in 2000.

        Severe devaluation or depreciation of the peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars for the purpose of making timely payments of interest and principal on our indebtedness. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future. Currency fluctuations will probably continue to affect our revenues and expenses.

        Furthermore, fluctuations in the exchange rate between the peso and the U.S. dollar will also affect the U.S. dollar equivalent of the peso price of the Units (one "Series B Share" and one "Series L Share") on the Mexican Stock Exchange and the price of American Depository Shares ("ADSs") on the New York Stock Exchange. Because we pay cash dividends in pesos, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of American Depository Receipts ("ADRs") upon conversion of such cash dividends by the Depositary.

        High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations

        Mexico has experienced high levels of inflation and high domestic interest rates. The annual rate of inflation, as measured by changes in the National Consumer Price Index was 5.19% in 2004, 3.98% in 2003, and 5.7% in 2002. Inflation for the first four months of 2005 was 1.15% according to the Mexican Central Bank. Interest rates on 28-day Mexican treasury bills, or Cetes, averaged during 2004, 6.82%; 6.23% during 2003, according to Banamex. On May 10, 2005, the 28-day Cetes rate was 9.81%. High interest rates in Mexico could adversely affect our costs. Our earnings may also be affected by changes in interest rates due to the impact those changes have on our variable-rate debt instruments and beneficed by the interest we earn in our cash balance.

        Political events in Mexico, including transition to a new presidential administration, could affect Mexican economic policy and our operations

        The national elections held in July 2000 ended 71 years of rule by the Institutional Revolutionary Party ("PRI") with the election of President Vicente Fox, a member of the National Action Party ("PAN"), and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. There has been a lack of alignment between the legislature and the President that has resulted in deadlock and has prevented the timely implementation of economic reforms, which we believe has had an adverse impact on the Mexican economy. Further delays may continue to materially adversely affect the Mexican economy and our business. We will have a new presidential election in 2006.

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

        Developments in the U.S. economy may adversely affect our business

        Economic conditions in Mexico are heavily influenced by the condition of the U.S. economy due to various factors, including commercial trade pursuant to the North American Free Trade Agreement ("NAFTA"), U.S. investment in Mexico and emigration from Mexico to the United States. Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition.

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

        Our operations depend on raising animals and meat processing, which are subject to risks such as disease, contamination and adverse weather conditions

        Our operations involve raising animals and are subject to a variety of risks, including disease, contamination and adverse weather conditions. Chickens, in particular, are susceptible to infections by a variety of microbiological agents. Since 1983, the avian influenza virus ("AIV") has been widespread in the United States and in Mexico. During 2003, AIV was widespread in Asian countries and the United States, and Mexico, to avoid having the disease spread from the United States, imposed certain restrictions on the importation of chicken from affected U.S. states. During 2004 AIV was still present in Asian countries and the United States; during 2004, Mexico has been eliminating some restrictions on the importation of chicken from certain U.S. states, as the sanitary condition in those states improve. In the past we have experienced limited outbreaks of various diseases that have resulted in higher mortality rates.

        Meat and eggs are subject to contamination during processing and distribution. We do not believe that contamination of individual shipments during distribution would have a material adverse effect on our operations. Contamination during processing, however, could affect a larger number of our poultry products and therefore could have a more significant impact on operations.

        In 2002, we experienced a loss of chickens at our Peninsula Complex due to the effects of Hurricane Isidore. Future hurricanes or other adverse weather conditions could result in additional losses of inventory and damage to our plants and equipment. Our facilities near Mexico's coast are most subject to the risk of severe weather.

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

        We face significant competition from other chicken producers in all of our geographic markets and product lines

        We are Mexico's largest chicken producer, but we face significant competition from other producers in all of the markets in which we sell our products. In 2004, we accounted for approximately 30.7% of total chicken production in Mexico. There are two other major vertically integrated chicken producers in Mexico, which together with Bachoco account for more than 50.0% of Mexican chicken production, with the balance distributed among approximately two hundred small- and medium-sized integrated and non-integrated producers.

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

        We face increased competition from U.S. producers

        In January 2003, import quotas and most tariffs on poultry, eggs and swine were eliminated, as NAFTA. Poultry producers in the United States have developed extremely low-cost production methods and have been successful in exporting primarily frozen and further-processed poultry to other countries, especially in periods of overcapacity in the United States. As tariff barriers decline under NAFTA, U.S. producers can be expected to increase exports to Mexico, which could have a material adverse effect on our performance.

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

RISKS RELATING TO THE ADSS, THE UNITS AND THE SHARES

        The Robinson Bours family controls our management and their interests may differ from other security holders

        Certain members of the Robinson Bours family hold the power to elect a majority of the members of our board of directors and have the power to determine the outcome of certain other actions requiring the approval of our stockholders, including whether or not dividends are to be paid and the amount of such dividends. The Robinson Bours family has established two Mexican trusts, which they control ("Control Trust"), that together hold 496,500,000 Shares outstanding on December 31, 2004, including Units and B Units (consisting of two "Series B Shares") representing approximately 65.5% of the Series L Shares and 88.5% of the Series B Shares outstanding.

        Future sales of Units by the controlling stockholders may affect prevailing market prices for the ADSs and the Units

        The prevailing market prices for the ADSs and the Units could decline if either:

        . the Robinson Bours family were to sell substantial amounts of the Units, whether

                .   directly, or

                . indirectly, through the Mexican trusts through which they hold the Units; or

        .   the perception arose that such a sale could occur.

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

        Holders of Series L Shares can only vote on certain matters specified in our bylaws. With regard to those matters, holders of ADRs may instruct the depositary as to the exercise of the voting rights pertaining to the Series L Shares constituting the Units represented by the ADSs. Holders of Series L Shares are generally not entitled to vote in the election of the board of directors, but holders of Series L Shares do have the right to elect or appoint two directors to the board, which was reduced in April 2003 to 10 members. Members of the Robinson Bours family with ownership interests in Bachoco ("Robinson Bours Stockholders") are the beneficial owners of 65.5% of the outstanding Series L Shares and therefore have the power to elect or appoint the two directors. In addition, holders of Series L Shares are not entitled to vote on the declaration of dividends. Under Mexican law and our bylaws, the declaration, amount and payment of annual dividends are determined at a meeting of our stockholders by a majority vote of the holders of Series B Shares, usually on the recommendation of the board of directors.

        Non-Mexican stockholders may not be entitled to participate in future preemptive rights offerings

        Under Mexican law and our bylaws, if we issue new shares for cash as a part of a capital increase, we must grant our stockholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in the Company ("preemptive rights"). We can allow holders of ADSs in the United States to exercise preemptive rights in any future capital increase only in one of the following two circumstances:

        . we file a registration statement with the Securities and Exchange Commission with respect to that future issuance of shares; or

        . the offering qualifies for an exemption from the registration requirements of the Securities Act.

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

        We are the largest poultry producer in Mexico. In 2004, we produced approximately 7.7 million chickens per week and accounted for approximately 30.7% of total chicken production in Mexico. As a vertically integrated producer, we control virtually all aspects of the production and distribution process, which enables us to exercise cost controls and to maintain high standards of quality, service and efficiency. With over 700 production and distribution facilities dispersed throughout Mexico, our operations include the following:

        .   preparing feed;

        .   breeding, hatching and growing chickens; and

        .   processing, packaging and distributing chicken products.

        Sales of chicken products accounted for 78.5% of our net revenues in 2004.

        We are also a significant producer of commercial animal feed. We sell our feed both through distributors and directly to small producers. We began producing feed in 2000 as a result of the acquisition of 100% of the stock of Grupo Campi, S.A. de C.V. ("Grupo Campi") on December 22, 1999 for Ps.1,591.7 million.

        Operating principally in southeastern Mexico and the Yucatan Peninsula, Grupo Campi was the fourth largest chicken producer in Mexico and an important producer of animal feed. In 2004, we sold approximately 6,150 tonnes of feed per week to external customers, which amounted to 6.6% of our total revenues for that year.

        In February 2001, we reached an agreement with Avicola Cotaxtla, a broiler producer located in Veracruz, with a capacity of approximately 3 million chickens per cycle. The agreement was in a part a lease of assets and in part a contract grower agreement. As a result of this agreement, we strengthened our presence in this region of the country.

        In September 2001, we acquired most of the assets of the egg operations of both Avicola Nochistongo and Avicola Simon Bolivar, two important producers of eggs in Mexico. With these acquisitions we emerged as one of the largest producers of eggs in Mexico: we now produce approximately 3.6 million dozen eggs per week. We are an innovator in packaging and marketing eggs. Egg sales accounted for 10.9% of our net revenues in 2004.

        In July 2004, we reached an agreement for renting the facilities of UPAVAT and UPATEC, a small producer of table eggs in the state of Puebla, south of Mexico city, with a capacity of about 0.75 million of lying hens.

        We also sell swine on the hoof to meat packers for pork product production. In 2004, sales of swine accounted for 1.1% of our net revenues.

        The remaining portion of our net revenues in 2004 consisted of miscellaneous poultry-related products.

        The following table sets forth, for each of the periods presented, the volume of chicken, feed, eggs and swine that we sold.

                                             BACHOCO SALES VOLUME
                                           (in thousands of tonnes)

                                           YEAR ENDING DECEMBER 31,
                            ----------------------------------------------------
                              2000       2001       2002       2003       2004
                            --------   --------   --------   --------   --------
Chicken .................      601.1      662.2      665.4      655.5      733.0
Eggs ....................       70.0       85.6      131.7      132.1      138.1
Swine ...................        9.0        9.0        9.0        8.5        9.1
Feed ....................      292.4      346.0      324.7      316.2      320.7

        Due to acquisitions, internal growth and improved efficiency, the volume of chicken we sold in 2004 showed an increase of 76.3 % over the volume we sold in 1999 (compared to an increase of 33.9% in chicken production in Mexico overall). Over the same period, our share of overall Mexican chicken production increased from 23.3% to approximately 30.7%. We improved the efficiency of the facilities we acquired to take full advantage of production capacity and distribution opportunities.

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

        In April 1995 Robinson Bours Stockholders created a trust (the "Control Trust"), the principal purpose of which was to hold a controlling interest in our Series B Shares. Our common stock ("Common Stock") consists of Series B Shares ("Series B Shares") and Series L Shares of limited voting stock ("Series L Shares") (collectively, the "Shares"). The Shares are grouped into units. Each Unit ("Unit") consists of one Series B Share and one Series L Share. Each B Unit ("B Unit") consists of two Series B Shares. The Shares constituting each Unit or B Unit will not be separable until September 2007, at which time the Units and B Units will automatically separate into their component shares.

        In September 1997, we made an initial public offering of Units representing 17.25% of the outstanding Shares. Following such offering, the Control Trust held Units and B Units representing 68.0% of the outstanding Series B Shares. As of December 31, 2004, the Robinson Bours Stockholders owned Units and B Units representing 88.5% of the Series B Shares outstanding. As a result, the Robinson Bours Stockholders continue to have the power to control our Company.

        Members of the Robinson Bours family, together with certain of our executive officers, hold a majority of the seats on our board of directors. In April 2002, Javier Robinson Bours Castelo assumed the position of Chairman of the board of directors, replacing Enrique Robinson Bours Almada.

        In November 1998, we approved a stock repurchase plan (the "Repurchase Plan"), which allows us to repurchase up to 3% of the total Shares outstanding and trading on the Mexican Stock Exchange (Bolsa Mexicana de Valores), in accordance with Mexican securities laws. To execute the Repurchase Plan, we created a reserve of Ps.272.4 million (expressed in constant pesos as of December 31, 2004), which reduced retained earnings on our balance sheet. As of May 15, 2005, we had repurchased no Units.

        On December 22, 1999, we acquired 100% of the stock of Grupo Campi for Ps.1,591.7 million. The fourth largest chicken producer in Mexico and an important producer of animal feed, Grupo Campi operates principally in the southeastern region of Mexico and the Yucatan Peninsula. We made this acquisition as part of our overall strategy to extend our distribution network to cover the southern part of Mexico. Because the Grupo Campi production centers are located in a region where we can grow broilers efficiently, we also integrated two new complexes there. We have now completed the coordination and integration of the operations at these new complexes with the operations at the rest of our complexes.

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

        With these acquisitions, we have become one of the largest producers and distributors of eggs in Mexico with a market share of approximately 8.5% in terms of volume, and we have also reinforced our leading position in the broiler industry in Mexico.

        During 2003, we implemented two important projects to expand the facilities at our Northwest Complex and Yucatan Peninsula Complex to increase production capacity in our chicken business. Both of these projects were completed by the end of the third quarter of 2004. These facilities are ideally suited for the expansion projects due to their sanitary status and their geographical location. Both complexes were expanded to increase capacity by approximately 50%, which will increase opportunities for potential future exports as well as for meeting consumer demand in those regions and in other regions in Mexico. The new facilities in both complexes have been equipped with the best technology available. These projects were financed with internal resources generated by our own operations.

        In July 2004, we reached an agreement for renting the facilities of UPAVAT and UPATEC, a small producer of table eggs in the state of Puebla, south of Mexico city, with a capacity of about 0.75 million of lying hens. This operation allows us to start the production of table eggs in southern Mexico.

        On February 23, 2005, the Company announced that it is evaluating the possibilities of a business relationship with Sanjor, a producer located in the Yucatan Peninsula. The Company expects to reach a decision by the end of June 2005.

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

        The key elements of our business strategy are as follows:

        . Increased market penetration through expanded distribution. We have an extensive distribution network, supported by our own transportation fleet, superior knowledge of existing wholesale channels and strategically located cold storage warehouses and facilities. Since 1992, we have substantially increased our distribution routes. We plan to continue to develop and improve our distribution network and systems in every product category and throughout our expanded geographic coverage in Mexico.

        . Increased service and market responsiveness. We seek to remain a leader in the Mexican poultry market by maintaining high standards of customer service and continuing to be responsive to the changing needs of varying market segments. As part of this strategy, we have structured our operations in such a way as to enable us to vary the size, weight and color of our chicken products, depending upon the particular demands of the market segment. In addition, we have decentralized order and sales services from our headquarters to our cold storage warehouses and facilities, which serve as midpoints in the distribution chain to wholesalers and local customers. This strategy allows us to stay closer to our customer base and to better cultivate growing customer segments, such as food-service operators, supermarkets and food wholesale clubs.

        . Low-cost production and operating efficiency. We are among Mexico's lowest-cost producers and distributors of chicken, due in part to economies of scale and vertically integrated operations. We pursue on-going programs to increase operating efficiencies and reduce operating costs.

        . Continued brand differentiation. We have developed a brand image for premium fresh chicken and eggs in Mexico. Building on the success of our branded products to date, we seek to continue to promote our brand name through billboards, packaging, special publicity campaigns and through development of brand loyalty among wholesale and retail distributors.

CAPITAL EXPENDITURES

        Over the last three years, we have financed our capital expenditures with resources generated by our operations. We made the following capital expenditures during the last three years:

        . In 2002, we made capital expenditures of Ps.288.7 million net, with which we:

                . continued to update our transportation fleet, farms, processing plants and feed mills;

                .   improved our distribution network;

                . increased production capacity in our Northwest Complex, which is located in Culiacan.

        . In 2003, we made capital expenditures of Ps.794.8 million net, with which we:

                . continued to update our transportation fleet, farms, processing plants and feed mills;

                .   improved and expanded our distribution network;

                . increased production capacity in our Northwest Complex and Yucatan Peninsula Complexs.

        . In 2004, we made capital expenditures of Ps.438.2 million net, with which we:

                . continued to update our transportation fleet, farms, processing plants and feed mills;

                .   improved and expanded our distribution network;

                . increased capacity projects in our Northwest and Yucatan Peninsula Complex; and

                . increased production capacity of table eggs in our Northwest Complex, at Mexicali, near the border with the U.S.

BUSINESS OVERVIEW

CHICKEN MARKET

        Mexican consumers value distinct characteristics in their chicken. Virtually all chicken sold by us and other major chicken producers in Mexico is fresh. Fresh chicken is a central ingredient in many traditional Mexican dishes and the leading meat consumed in Mexico according to data from UNA. Further-processed chicken, such as heat-and-serve products, frozen dinners, chicken nuggets and other similar foods, has found limited acceptance among Mexican consumers due to historical consumer preferences for fresh chicken and the fact that many Mexicans have limited freezer capacity and limited access to microwaves or other types of ovens.

        In the last five years, we have noticed an increased preference although limited, among Mexican consumers for further-processed fresh chicken products--mostly marinated and pre-formed chicken products. We participate significantly in the provision of these products. We estimate that further-processed chicken products currently account for approximately 5.0% of the chicken sold in Mexico.

        Mexican consumers, mainly in central and south Mexico, also generally prefer chicken with pronounced yellow skin pigmentation, a characteristic found mainly in our public-market and supermarket-broiler chicken products that we attain by including marigold extract in our chicken feed. We have also noticed an increased demand for smaller, whole, fresh chicken from various fast-food outlets, principally chicken roasting shops (rosticerias and asaderos), which have developed rapidly in recent years.

        According to data obtained from the UNA, total Mexican chicken consumption per capita increased by 17.8% from 2000 to 2004. Chicken is the leading meat consumed in Mexico, and it accounted for approximately 47.0% of all meat produced in Mexico in 2004. The following table sets forth total Mexican production of chicken, pork and beef for 2000 to 2004.

                  MEXICAN PRODUCTION OF CHICKEN, BEEF AND PORK
                            (in thousands of tonnes)*

                              2000       2001       2002       2003       2004
                            --------   --------   --------   --------   --------
Chicken .................      1,936      2,067      2,187      2,290      2,390
Beef ....................      1,408      1,428      1,451      1,496      1,543
Pork ....................      1,034      1,065      1,085      1,100      1,150

*Sources: UNA for chicken and beef; USDA for pork.

        The Mexican chicken industry, like chicken industries in other countries, is characterized by a long-term decline in real prices in real terms in conjunction with cyclical periods of higher profitability leading to overproduction followed by periods of lower prices and lower profitability. The price recovered slightly in 2000 due to reduced supply in the first part of the year. During 2001, chicken prices declined as a result of excess supply during the first half of the year, the economic slowdown experienced by the country at the end of the year and a decrease in the cost of the main feed ingredients. In 2002, chicken prices increased slightly by approximately 2.5% over 2001, as a result of the worldwide increase in the cost of feed ingredients at the end of the year. In 2003, chicken prices decreased by approximately 4.0% over 2002, mainly due to an oversupply in domestic production that was present mainly in the second half of the year and a decrease in the purchasing power of the average consumer. In 2004, chicken prices increased by approximately by 6.7%, mainly as a result of an increase in the cost of the main feed ingredients worldwide, and a more normalized supply in Mexico during the second half of the year. We believe that Mexican chicken prices may decline further in real terms and that prices for chicken may also vary cyclically.

        We believe that changes in Mexican chicken consumption correlate closely with changing chicken prices and their effect on consumer purchasing power. Chicken consumption increased 8.5% in 2000 due to declines in chicken prices, an increase in supply and improved economic conditions in Mexico. Consumption increased further by 6.7% in 2001 due to further declines in chicken prices and increased supply. The trend in increased consumption continued in 2002 with an increase of 5.8% due to increased supply, in 2003 with an increase of 6.1% and in 2004 with an increase of 3.4% due to a further increase of supply coming mainly from domestic production

CHICKEN PRODUCTS

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

                                            YEAR ENDED DECEMBER 31,
                       -----------------------------------------------------------------
                               2000                   2001                   2002
                       -------------------    -------------------    -------------------
                                    % OF                   % OF                   % OF
                        VOLUME      TOTAL      VOLUME      TOTAL      VOLUME      TOTAL
                       --------   --------    --------   --------    --------   --------
                                   (thousands of tonnes, except percentages)
Public Market and
  Rotisserie .......      336.4       56.0       339.3       51.3       307.1       46.2
Supermarket Broiler,
  Chicken Parts and
  Other(1) .........      138.7       23.0       151.3       22.8       191.6       28.8
Live ...............      126.0       21.0       171.6       25.9       166.7       25.0
                       --------   --------    --------   --------    --------   --------
Total ..............      601.1      100.0%      662.2      100.0%      665.4      100.0%
                       ========   ========    ========   ========    ========   ========
                                  YEAR ENDED DECEMBER 31,
                               2003                   2004
                       -------------------    -------------------
                                    % OF                  % OF
                         VOLUME     TOTAL      VOLUME     TOTAL
                       --------   --------    --------   --------
                        (thousands of tonnes, except percentages)
Public Market and
  Rotisserie .......      288.1       44.0       319.1       43.5
Supermarket Broiler,
  Chicken Parts and
  Other(1) .........      194.9       29.7       219.6       30.0
Live ...............      172.5       26.3       194.4       26.5
                       --------   --------    --------   --------
Total ..............      655.5      100.0%      733.1      100.0%
                       ========   ========    ========   ========

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

        We distribute products from our seven processing plants (located in Celaya, Culiacan, Puebla, Lagos de Moreno, Coatzacoalcos, Merida and Gomez Palacio) to our cold-storage facilities and warehouses, which serve as a mid-point in distribution to wholesalers and local customers. From our cold-storage facilities, we service wholesalers (who in turn deliver to their customers) and transport certain products directly to supermarkets and food-service operations. Our distribution infrastructure includes 59 cold-storage warehouses and facilities and a large fleet of vehicles. The decentralized sales force permits us to remain attuned to developments in the regions we serve and to develop close relationships with customers.

        Through recent acquisitions and production agreements, we have expanded our distribution network, which now covers almost all of Mexico:

            . In 2001, through an agreement with Avicola Cotaxtla, a broiler producer located in Veracruz, we strengthened our presence in that important region of the country.

            . By acquiring most of the assets of both Avicola Nochistongo and Avicola Simon Bolivar in September 2001, we further expanded and consolidated our distribution network, mainly in the northeastern part of Mexico.

            . In 2002, we consolidated our presence in the northeastern part of the country, mainly in the state of Nuevo Leon, due to the consolidation of our recent acquisitions, made at the end of 2001.

            . During 2003 we implemented two important projects to expand the facilities at our Northwest Complex and Peninsula Complex to increase production capacity in our chicken business. These facilities are ideally suited for the expansion projects due to their sanitary status and their geographical location. Both complexes were expanded in the third quarter of 2004 by approximately 50%, which increased opportunities for future exports as well as for meeting consumer demand in those regions and in other regions in Mexico.

            . During 2004, we finished our projects to expand the facilities at our Northwest Complex and Peninsula Complex, and on February 23, 2005, we announced that we are evaluating the possibilities of a business relationship with Sanjor, a producer located in the Yucatan Peninsula. We expect to reach a conclusion about this relationship by the end of June 2005.

        In the following paragraphs we provide a description of our marketing, sales and distribution strategies for each of our major chicken products.

            . Live chicken - We sell live chicken primarily to wholesalers, which contract out the processing to independent slaughterhouses and then resell the processed product as public market chicken. To a lesser extent, we sell to small independent slaughterhouses in the southeast, where live chicken continues to be the standard for consumption. Additionally, customers can purchase live chicken directly from us on our farms. However, we believe that the market as a whole is moving away from live chicken.

            . Public market chicken - We believe that we are the largest producer of public market chicken in Mexico. This is supported by information published by UNA and our own internal information. We regularly sell to more than 50 of the approximately 200 whole fresh chicken wholesalers operating in the Mexico City region. Most of our wholesale customers rely primarily on us for public market chicken, although we have no exclusive supply agreements. Our principal focus in this market has been to provide superior distribution and service to selected wholesalers in order to maintain and further develop loyalty. Public market chicken is ordinarily sold to consumers without any packaging or other identification of the producer, but our distribution system encourages wholesalers to sell to retailers from our own "Bachoco" trailers, reinforcing our reputation for freshness and efficiency of service and fostering brand loyalty among retailers. We believe we have developed excellent relationships with the wholesalers we serve.

            . Rotisserie chicken - Rotisserie chicken has been one of our fastest growing products since we first started producing it in 1988. We sell rotisserie chicken directly to rosticerias, asaderos and supermarkets. We attribute the growth in our sales of rotisserie chicken in large part to the rapid growth of the market for freshly cooked chicken sold by rosticerias and asaderos and in the rotisserie sections of supermarkets. We expect this market to continue to grow because of an ever-increasing consumer demand for convenient, low-priced and high-quality fast food. Success in supplying rotisserie chicken depends on consistency and good service, and only larger producers with more modern processing facilities and distribution capacity can compete in this market. We increased our market share by consistently providing high-quality products and by using our own trucking fleet to deliver directly to retailers on a punctual and dependable basis. We expect to expand sales of rotisserie chicken by leveraging our increasingly developed transportation and distribution network.

            . Supermarket broiler chicken - We sell supermarket broilers, as well as chicken parts and eggs, directly to the principal supermarkets, convenience store chains and wholesale clubs in Mexico. In order to build consumer loyalty for our supermarket broiler chicken, we emphasize our brand image as well as our superior service, reinforced by frequent delivery to ensure freshness. Each chain negotiates purchases centrally, but we deliver directly to every point of sale, ordinarily at least once every 48 hours. We believe that we lead the market in frequency of deliveries to supermarkets.

            . Chicken parts - We sell chicken parts principally to supermarkets, using the same marketing strategy that we use for supermarket broiler chicken. We are also an important supplier of chicken parts to the growing franchise fast-food and institutional food-service industries. We continue to develop custom-cutting processes to help meet demand from fast-food and institutional customers for a wider variety of chicken parts.

            .   Frozen and further-processed poultry

                  . Frozen, heat-and-serve and other further-processed poultry products make up only a small proportion of total Mexican poultry consumption today. Mexican consumers have a greater preference for fresh chicken than their U.S. counterparts, and they are less likely to have refrigerators or microwave or regular ovens needed to store and cook frozen and processed poultry. However, the potential for substantial growth in this market is large, and we believe that our distribution network, our large market share for supermarket chicken sales, our brand name and our experience in a wide range of existing Mexican distribution channels will be important competitive strengths in this area.

                  . Our 2004 sales of fresh further-processed poultry products increased approximately 30% over 2003 sales. We are moving to produce and introduce various fresh further-processed poultry products in Mexico, which we have developed in accordance with Mexican customer preferences. We will continue to do so as this market grows.

EGGS

        Annual per capita egg consumption in Mexico is relatively high compared to other countries. In 2004, annual per capita consumption of eggs in Mexico was approximately 21.5 kg, according to data from UNA. Mexican egg consumption per capita increased 7.5% from 2000 to 2004. This high level of consumption is due in part to the fact that eggs are a relatively inexpensive source of protein.

        The Mexican egg industry is more fragmented than the broiler industry but has experienced some degree of consolidation in recent years, including acquisitions by us. According to UNA, the nine largest producers of eggs in Mexico now account for approximately 39% of the market. As a result of our September 2001 acquisitions of Avicola Nochistongo and Avicola Simon Bolivar, two of the 15 largest egg producers, we have become one of the largest egg producers in Mexico with an estimated market share of 6.3% in 2004. Our marketing strategy for egg products is to increase brand recognition by increasing sales of cartons with the "Bachoco" brand printed on them. In addition, we aim to differentiate our eggs by their high quality and freshness.

        Eggs in Mexico have traditionally been distributed in large 360-egg cases through wholesalers to retailers. The retailers, which are typically small grocery shops, in turn sell the eggs by weight to consumers. At present, approximately 22.0% of the eggs sold in Mexico are sold in packaged form, 7% are sold in processed form and approximately 71% are sold in bulk to wholesalers. The trend in recent years has been towards packaged egg sales. We expect that the convenience, the development of brand loyalty and the growth of supermarket chains will contribute to the continuance of this trend toward packaged eggs.

        We sell both brown and white eggs. Brown eggs presently account for approximately 8.0% of Mexican egg consumption. The branded carton of brown eggs is a premium product in the Mexican market. The Company believes that brown eggs are less vulnerable to price fluctuations than white or unbranded eggs, because consumers perceive them to be of higher quality. Brown eggs command a small premium over white eggs. We are by far the leading producer of brown eggs in Mexico and estimate that our production accounts for approximately 31.1% of the Mexican brown egg market and 80.0% of the Mexican branded brown egg market.

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

        In 2004, we started a project to increase production capacity of table eggs in our Northwest complex, at Mexicali, near the border with U.S.

        We have designed our egg distribution system to transport eggs from our laying farms at Celaya, Los Mochis, Ciudad Obregon, Mexicali and La Laguna regions to customers in all sales regions. We sell packaged eggs directly to all of the principal supermarket chains in Mexico, with daily deliveries directly to their outlets.

FEED

        According to Camara Nacional de la Industria de Transformacion ("CANACINTRA"), Mexican production of feed increased from 18.3 million tonnes in 1998 to 22.7 million tonnes in 2003. In 2003, Mexico was ranked the sixth largest producer of feed in the world and the second largest in Latin America.

        Local production is composed of commercial and integrated manufacturers. Commercial manufacturers produce for the market, while integrated manufacturers that mostly produce for themselves and occasionally for other producers. Integrated producers account for approximately 64.3% of total production. Imports of feed come almost entirely from the United States and represent approximately 1.7% of the total consumption in Mexico.

        We entered the feed business as a result of our acquisition of Grupo Campi at the end of 1999. We sell to small livestock producers and through a network of small distributors located mainly in central and southern Mexico. We have benefited from economies of scale and synergies derived from producing feed both for our own internal consumption and for sale to third parties. To promote this business, in 2000 we opened a new mill in the state of Veracruz dedicated exclusively to producing feed. We estimate that our feed business comprises approximately 3.9% of the market share of the commercial (non-integrated) feed business in Mexico.

SWINE

        We purchase breeder swine live from the United States and breed them at facilities in Navojoa. We then raise swine to maturity at our farms in Celaya and three other locations in Mexico. Mature swine is sold on the hoof to Mexican swine meat packers for the production of pork products. In 2002, our swine prices decreased by 21.3% as a result of an oversupply in the swine market due primarily to increased imports from the United States. In 2003, swine prices began to recover, increasing by 7.0%, due mostly to the fact that there was very modest growth in domestic production and imports, and in 2004 our swine prices increase by more than 20.0% as a result of increase in the cost of feed ingredients and a more normalized supply and imports. Traditionally, Mexicans consume less swine and swine products than chicken and other meats. We do not currently intend to make material investments in this line of business.

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

        Beginning in 1992, the Mexican government lifted various procedural restrictions on importing grains, and it is currently eliminating price supports in favor of direct subsidies for domestic farmers. Under NAFTA, the government eliminated the tariff on sorghum effective January 1, 1994, and eliminated tariffs on all other grains that we use, except corn, on January 1, 2003. Corn tariffs will be eliminated by 2008. We expect these developments to have a positive effect on our cost of production as the cost of our ingredients more closely track prices in the international commodity markets.

        At present, we take advantage of lower cost feed ingredients from Mexican sources, when available. In 2004, we obtained approximately 35.0% of our total grain needs from the domestic market. We believe that the quality of local feed ingredients, particularly sorghum, is superior to that of imported feed ingredients. In addition, the use of local feed ingredients allows us to save on transportation costs and import duties. However, in southern Mexico where Grupo Campi's complexes are located, domestic crops and feed ingredients are not available. As such, these complexes use mainly imported grain.

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

        Poultry producers in the United States have developed low-cost production techniques and have been successful in exporting primarily frozen and further-processed poultry to other countries, especially in periods of overcapacity in the United States. As tariff barriers have declined under NAFTA, we have experienced increased competition from U.S. poultry producers. According to UNA, in 2004, imports of poultry products increased 0.1% in volume over imports in 2003. This lower increase was caused in part by continued short-term effects like temporary bans of imports by sanitary and health authorities, and a recovery in prices in the U.S. markets. Mechanically de-boned poultry accounted for approximately 42.8% of the imports.

        We expect that competition from U.S. exporters will continue to increase. However, Mexican consumer acceptance of frozen or frozen further-processed poultry products is low, and we do not anticipate that it will grow significantly in the near future or that fresh chicken can be distributed throughout Mexico from processing facilities in the United States in a cost-effective fashion.

EGGS

        We are one of the largest producers of eggs in Mexico, with approximately 6.3% of total Mexican egg production at the end of 2004. According to UNA, the top nine producers together accounted for approximately 39.0% of total Mexican egg production, with the balance distributed among hundreds of smaller producers.

FEED

        Of the registered producers of feed in Mexico, integrated firms produce approximately 64.3% of total production for their internal use, and the remaining 35.7% is produced for sale to third parties. We estimate a market share of approximately 3.9% in our feed product line.

SWINE

        The Mexican swine industry is highly fragmented, and no producer has more than 2.5% of the market. On December 31, 2004, we had less than 1.0% of the Mexican market share in swine. U.S. producers already compete in this market in Mexico because tariff barriers on swine are moderate.

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

        The pre-2003 scheme of quotas and tariffs, which has now been eliminated, was as follows:

            . The quota for chicken was 120.3 thousand tonnes, which represents 5.7% of national consumption. Above the quota, imports were taxed ad valorem at 49.4%.

            . Within the chicken quota, there were sub-quotas for whole chicken (16.6 thousand tonnes), poultry parts (31.6 thousand tonnes), whole turkeys, turkey parts, and de-boned chicken. Imports above the quota were also taxed at 49.4%. There was no quota amount for further-processed chicken; all imports were taxed at 49.4%.

            . The quota for eggs was 8.2 thousand tonnes, which is less than 1% of national consumption. Imports above the amount were taxed at 9.5% ad valorem.

            . Imports of swine were subject to a quota of 80.3 thousand tonnes of fresh, frozen, and chilled meat, but were also taxed 2% on amounts below the quota (this tax was 4% in 2001). Amounts above the quota were taxed at 10% in 2002.

        Import limits and short-term tariffs that remain after January 2003 are as follows:

        The Mexican government has put in place a number of short-term tariffs and import limits on poultry, eggs and swine:

            . In January 2003, the Mexican government announced a temporary safeguard to stabilize the flow of poultry imports, which included an initial tariff of 98.8% on imports of chicken leg quarters. This safeguard was confirmed in July 2003 and will decrease annually until it reaches 0% in 2008. All other chicken products from the United States, including whole chicken, chicken parts other than leg quarters and eggs remain tariff-free.

            . According to the safeguard, for 2004 the tariff in effect was 59.3%, for imports of chicken leg quarter above the quota of 102,010 tonnes.

            . In late 2003, Mexico imposed temporary bans on chicken products coming from certain states of the United States due to avian influenza cases present in those states. Most of these bans have been eliminated.

            . In October 1999, Mexico imposed an anti-dumping compensatory duty of $ 0.351 per kilogram (48% ad valorem) on swine and pork imports, in addition to the import tariff. The Mexican government announced the elimination of this duty on May 23, 2003.

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

ORGANIZATIONAL STRUCTURE

        We are a holding company with no operations other than holding the stock of our subsidiaries, all of which are incorporated in Mexico, and engaging in transactions with our subsidiaries. Our principal operating subsidiary is BSACV, which owns our principal operating assets, and which accounted for 92.4% of consolidated total assets as of December 31, 2004, and 92.5% of our consolidated revenues for the year ended December 31, 2004.

        The following table shows our main subsidiaries as of December 31, 2002, 2003 and 2004:

                                                        PERCENTAGE EQUITY INTEREST
                                                     --------------------------------
                                                        2002       2003        2004
                                                     --------    --------    --------
Bachoco, S.A. de C.V. ("BSACV") ..................        100%        100%        100%
Operadora de Servicios de Personal, S.A. de C.V. .        100         100         100
Servicios de Personal Administrativo, S.A. de C.V.        100         100         100
SECBA, S.A. de C.V. ..............................          -           -         100
SEPETEC, S. A. de C.V. ...........................        100         100         100
Acuicola Bachoco, S.A. de C.V. ...................        100         100         100
Huevo y Derivados, S.A. de C.V. ..................         97          97          97
Pecuarius Laboratorios, S.A. de C.V. .............         64          64          64
Aviser, S.A. de C.V. .............................        100         100         100
Campi Comercial, S.A. de C.V. ....................        100           -           -
Campi Alimentos, S.A. de C.V. ....................          -         100         100

        In November 2004, the Company acquired all the shares of SECBA, S.A. de C.V. from a related party for Ps. 13.9 million. As of the date of the acquisition, the figures of SECBA, S.A. de C.V. have been consolidated with the Company's figures. The excess of the purchase price paid over the book value of this investment amounted to Ps. 0.3 million, which was recorded in other income.

        In December 2003, Campi Comercial, S.A. de C.V. merged into BSACV (the surviving company). After the merger, a spin-off from BSACV was approved to create a new company known as Campi Alimentos, S.A. de C.V. These transactions have had no effect on the consolidated amounts on our balance sheet.

        In April 2002, we sold our subsidiary, SECBA, S.A. de C.V., for Ps. 5.6 million to a related party, generating a gain of Ps. 0.8 million; consequently, this subsidiary's figures were not consolidated from the date of sale. The effects of the deconsolidation of this subsidiary were immaterial and did not affect the comparability of the accompanying financial statements. SECBA, S.A. de C.V. continued to render administrative services to the Company.

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

        The following table summarizes the types and number of each type of our production facilities.

                          BACHOCO PRODUCTION FACILITIES

        TYPE                                                      NUMBER
        -----------------------------------------------------    -------
        Chicken breeding farms...............................        153
        Broiler grow-out farms...............................        428
        Broiler processing plants............................          7
        Egg incubation plants................................         17
        Egg production farms.................................        103
        Swine breeding farms.................................          1
        Swine grow-out farms.................................         11
        Feed plants..........................................         15

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

        The Company repaired its Peninsula Complex on schedule and by the end of 2003 the complex had returned to the level of capacity maintained prior to sustaining the damage caused by Hurricane Isidore. In 2003 the Company implemented projects to expand the facilities at the Peninsula Complex as well as the Northwest Complex. Both complexes were expanded to increase capacity by approximately 50% by the third quarter of 2004. These projects were financed with internal resources generated by our own operations.

        We currently operate 15 feed plants for our own chickens, feed sales to third parties and egg and swine operations. The total production capacity of our feed plants is approximately 325,000 tonnes per month. We estimate that we are the largest producer of animal feed in Mexico.

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

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion should be read in conjunction with our consolidated financial statements. The consolidated financial statements have been prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 17 to the consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of total stockholders' equity, net income and operating income, a consolidated statement of changes in stockholders' equity and a condensed statement of cash flows under U.S. GAAP as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004.

        In accordance with Mexican GAAP rules on price-level restatement of financial statements, the financial statements included with this disclosure recognize certain effects of inflation. In addition, the financial statements and, unless otherwise specified, the other financial data included herein are restated in constant pesos as of December 31, 2004. The effects of price-level restatement in accordance with Mexican GAAP have not been reversed in the reconciliation to U.S. GAAP.

GENERAL

        In the following discussion we describe various trends and how they affected our results of operations for the years ended December 31, 2002, 2003 and 2004.

MEXICAN ECONOMIC CONDITIONS

        In 2001, according to statistics from the Mexican Central Bank and the Secretaria de Hacienda y Credito Publico ("Ministry of Finance"), the Mexican economy was affected by a global economic slowdown, and in particular by the downturn in the U.S. economy in the aftermath of the terrorist attacks on September 11, 2001. As a result, in 2001, Mexico's GDP fell by 0.3%. Interest rates on 28-day Cetes decreased to an average of 11.3% (6.3% in the last month of the year), inflation decreased to a rate of 4.4% and the peso appreciated against the U.S. dollar by 5.0%.

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

        In 2004, the Mexican economy showed signs of recovery; GDP growth was 4.4%, which was better than initial expectations. Interest rates on 28-days Cetes increased to an average of 6.82% for the year and an average of 8.50% in the last month of the year. Inflation increased to a rate of 5.19%, and the peso appreciated against the U.S. dollar by 0.8% at year end.

        In addition to the effects that the Mexican economy has on our business and results of operations, Mexican political events may significantly affect our operations and the performance of Mexican securities generally. See Item 3. "Key Information - Risk Factors." A downturn in Mexico's economic conditions, civil unrest or other adverse social, political or economic developments in or affecting Mexico could adversely affect our business, results of operations, financial condition, ability to obtain financing and prospects for future business.

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

        In 2004, average producer prices increased by 6.7%, due mainly to strong increases in the cost of feed ingredients, in particular soybean meal, and a moderate increase of supply in the Mexican market.

        We have a small part of our liabilities denominated in U.S. dollars. On December 31, 2004, only 0.2% of our outstanding indebtedness of Ps.172.2 million was denominated in U.S. dollars, as compared to 3.0% at December 31, 2003, (see note 6 in our financial statements for details). We have assets and liabilities denominated in U.S. dollars, so future depreciation or devaluation of the peso against the U.S. dollar may result in foreign exchange losses or gains depending on our net position. In 2004, we had foreign exchange gains of Ps.45.1 million due to fluctuations of the peso against the U.S. dollar, as compared to a foreign exchange gain of Ps.72.6 million in 2003 and a foreign exchange gain of Ps.45.4 million in 2002.

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

VOLUME OF CHICKEN SOLD

        The volume of our chicken sold increased over the previous year by 0.5% in 2002, decreased by 1.5% in 2003, and increased 11.8% in 2004. The increase in the volume of chicken sold in 2002 was mainly due to productivity improvements made in our production facilities. Such increase, however, was partially offset by the negative effects of Hurricane Isidore that temporarily shut down production and resulted in damages and loss of product at our Peninsula Complex during the last four months of 2002. The decrease in volume in 2003 was mainly due to the effects of Hurricane Isidore on our Peninsula Complex during most of 2003. The increase in 2004 was due mainly to the completion of growing projects in our Northwest and Peninsula complexes, and productivity improvements in the rest of our operations.

TRENDS IN PRODUCT PRICES

        Our results of operations are significantly affected by the cyclical and volatile nature of Mexican prices for chicken, feed, eggs and swine. During 2002, our chicken prices decreased 0.8% due to the downturn in demand in our sales regions provoked by a slowing economy, stable cost of feed ingredients throughout most of the year and continued changes in our product mix. In 2003, the Company was affected by higher feed ingredient costs and oversupply conditions due to an increase in domestic production. The continued weakness of the Mexican economy affected the purchasing power of customers, and as a result the Company was unable to increase its prices. During 2003, our chicken prices decreased 2.7% primarily as a result of oversupply conditions in the domestic chicken market as well as a decrease in consumer purchasing power. In 2004, our chicken prices increased by 6.4%, mainly as a result of i) an increase in the cost of our main feed ingredients which pushed the prices up in the industry,
ii) a moderate supply of chicken in the Mexican market, mainly in the second part of the year and, iii) our commercial and marketing strategies.

        Prices for feed tend to follow trends in prices of feed ingredients, which we discuss below.

        After a three-year decline, egg prices began to improve in 2003. Egg prices declined in 2001 by 0.4% following the decline in the price of feed ingredients, and in 2002 our egg prices continued to decline by 17.1%, due to heavy oversupply conditions in the domestic egg market. In 2003, egg prices increased by 17.5% mainly due to a reduced supply of this product in the market. In 2004, our egg prices increased by 7.3%, mainly due to an increase in the price of feed ingredients and a moderate supply during the first part of the year in the Mexican market.

        Bachoco continues to work to improve its sales mix by introducing a packaged product with brand identification with better profit margins.

        During 2002, our swine prices decreased by 21.3% as a result of an oversupply in the swine market due primarily to increased import competition from the United States. In 2003, swine prices began to recover, increasing by 7.0%, due mostly to the fact that there was very modest growth in domestic production and imports. In 2004, our swine prices increased by 25.8%, mainly due to a moderate supply in the Mexican market.

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

        At present, Mexican feed prices tend to parallel U.S. and international prices. From 1996 through 1999, we increased the percentage of feed ingredients that we obtained from Mexican producers. In 2000, however, this trend reversed with the acquisition of Grupo Campi because the Grupo Campi complexes are located in regions with low corn production, and consequently they must look to international markets for most of their supply of feed ingredients. The percentage of feed ingredients that we purchased from Mexican producers in 2001 remained approximately at the same level as in 2000. In 2001, approximately 40% of grain, our main feed ingredient, came from local markets. In 2002, the percentage of grain purchased from local markets fell to 30.1%, with the remaining imported primarily from the United States. In 2003, the percentage of grain purchased from domestic markets was 38.3%, and in 2004 it was approximately 35.0%.

        Due to low inventories worldwide, at the end of 2003 and most of 2004, soybean meal reached historically high prices worldwide; consequently, the price of other sources of protein including grain, increased. As a result, the cost of our feed increased substantially. It was not possible for us to pass these increases to our customers, leading us to poor results during the first part of the year. In the second part of the year, mainly in the last quarter, prices resumed more normalized levels, allowing us to improve our results.

        In recent years, reductions in tariffs under NAFTA have generally resulted in reductions of our costs of importing feed ingredients, except as discussed above in 2004.

ACQUISITIONS & DISPOSITIONS

        Our operations have been affected during the periods we discuss herein, by a series of acquisitions and production arrangements that we have made in recent years.

        . In February 2001, we entered into an agreement consisting of a lease of assets and a contract grower agreement with Avicola Cotaxtla, a large producer of broiler chicken.

        . In the second half of 2001, we acquired two significant egg and chicken producers. These producers are Avicola Nochistongo, one of the 10 largest egg producers in Mexico operating within the Laguna region, and Avicola Simon Bolivar, one of the 15 largest egg producers and a producer of chicken.

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

        In April 2002, Secba, S.A. de C.V., a subsidiary of Industrias Bachoco, S.A. de C.V., was sold for Ps.5.6 million to a related party generating a gain of Ps.0.8 million, which is included in the consolidated financial statements under the heading "Other income." We do not believe that this item materially effects our financial statements or their comparability with previous years' statements.

        During 2003, we implemented two important projects to expand the facilities at our Northwest Complex and Peninsula Complex to increase production capacity in our chicken business. These facilities are ideally suited for the expansion projects due to their sanitary status and their geographical location. Both complexes were expanded to increase capacity by approximately 50% and were completed by the third quarter of 2004, which will increase opportunities for future exports as well as for meeting consumer demand in those regions and in other regions in Mexico. The new facilities in both complexes have been equipped with the best technology available.

        In July 2004, we reached an agreement for renting the facilities of UPAVAT and UPATEC, a small producer of table eggs in the state of Puebla, south of Mexico City, with a annual capacity of about 0.75 million of lying hens.

        In November 2004, the Company acquired all the shares of SECBA, S.A. de C.V. from a related party for Ps.13.9 million. The excess of the purchased price paid over the book value of this investment amounted to Ps. 0.3 million, which was recognized in other income.

SEASONALITY

        Our sales are moderately seasonal, with the highest levels of sales, in general, in the second and fourth quarter due to higher chicken consumption during the holiday season and lower sales levels earlier in the year during Lent (particularly in the week prior to Easter).

SUMMARY OF RESULTS OF OPERATIONS

        The following table sets forth, selected components of our results of operations as a percentage of net revenues for each of the periods indicated.

                                                                       YEAR ENDED DECEMBER 31,
                                                                  ----------------------------------
                                                                    2002         2003         2004
                                                                  --------     --------     --------
                                                                     (percentage of net revenues)
        Net revenues ..........................................        100%         100%         100%
        Cost of sales .........................................      (74.2)       (81.4)       (81.1)
        Gross profit ..........................................       25.8         18.7         18.9
        Operating income ......................................       12.0          4.0          6.4
        Comprehensive financing (cost) income .................        0.1          1.2         (0.5)
        Income tax, asset tax and employee profit sharing .....        1.8         (1.0)        (0.8)
        Net income ............................................       14.3          5.0          5.3

        The following table sets forth, for each of the periods indicated, our net revenues of chicken, feed, eggs, swine and other products as a percentage of total net revenues in each period.

                                                                       YEAR ENDED DECEMBER 31,
                                                                  ----------------------------------
                                                                    2002         2003         2004
                                                                  --------     --------     --------
                                                                     (percentage of net revenues)
        Chicken ...............................................       81.0%        77.7%        78.5%
        Feed ..................................................        6.9%         7.1%         6.6%
        Eggs ..................................................        9.4%        11.1%        10.9%
        Swine .................................................        0.9%         0.9%         1.1%
        Other products ........................................        1.8%         3.2%         2.9%
                                                                  --------     --------     --------
        Total .................................................        100%         100%       100.0%
                                                                  ========     ========     ========

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004

GENERAL

        In 2004, the Mexican economy showed signs of recovery; GDP growth was 4.4%, which was better than initial expectations. The annual inflation increased to a rate of 5.19%, and the Mexican peso appreciated against the U.S. dollar by 0.8% at year end.

        According to UNA, the production volume of the Mexican chicken industry grew approximately 4.4% in 2004. This moderate increase in supply in the chicken industry, combined with the improvement in the Mexican economy, and the increase in the cost of main raw materials, resulted in an increase in chicken prices. As the prices of our primary raw materials increased significantly, the cost of sales of our main product lines increased impacting negatively operating income.

        With respect to the egg industry, domestic production increased by almost 6.5%, which created oversupply conditions mainly at the end of the year.

        In spite of a significant increase in certain raw material prices, we were able to increase our sales volume in all our main product lines; we market our entire production, and had an operating margin of 6.4%.

NET REVENUES

        Consolidated net revenues during 2004 amounted to Ps.13.3 billion, an increase of Ps.2.0 billion (or 17.6% in constant pesos) from Ps.11.3 billion in 2003. This increase was mostly due to increases in the sales of all our main product lines, resulting from increases in volume and prices of those lines.

        Our chicken sales increased by 18.9%, due to an increase in price of 6.4% and in volume of 11.8%. The latter was brought on by our growth projects that were launched last year, one in the Northwest and the other in the Peninsula de Yucatan, in addition to productivity improvements in the rest of the operations.

        Our revenues from egg increased by 14.9% in 2004, as a result of a 9.9% price increase, and our sales volume increased of 4.5%. This increase in sales volume was generated by productivity improvements, our growing project in our Northwest Complex and the additional production we began in the Southeastern region.

        Balanced-feed sales grew by 10.3% compared to 2003, mainly due to a 8.7% price increase, and an increase in volume sold of 1.4%.

COST OF SALES

        The consolidated cost of sales in 2004 was Ps.10.8 billion, representing an increase over 2003 of Ps.1.6 billion, or 17.2%. The rise in cost of sales resulted primarily from increased volumes in all our main product lines and increases in all our unit costs of sales.

        The increase in unit cost of sales was mostly due to a significant increase worldwide in raw-material prices, including grain and soybean meal, mainly during the first part of the year, which were partially offset by improvements in productivity, mainly in our chicken and pork lines.

GROSS PROFIT

        Gross profit increased by 19.2%, from Ps.2.1 billion in 2003 to Ps.2.5 billion in 2004. As a percentage of net revenues, gross profit increased from 18.7% in 2003 to 18.9% in 2004. The increase in our gross profit and profit margins resulted mainly from price increases in of our main business lines. Even though the increase in the unit costs of our main raw materials was larger than the increase in the unit prices of our main product lines, the overall unit cost increase was lower than the price increase, due to productivity improvements.

SALES, GENERAL AND ADMINISTRATIVE EXPENSES

        Sales and administrative expenses in 2004 amounted to Ps.1.7 billion, representing an increase of only 0.3% over 2003. The higher sales and administrative expenses were principally due to higher sales volume partially offset by lower administrative expenses. As a percentage of net revenues, selling, general and administrative expenses decreased to 12.5% in 2004, compared to 14.6% in 2003.

OPERATING INCOME

        Consolidated operating income in 2004 increased year-over-year by 87.8% to Ps.853.7 million, as a result of the improvement in gross profit, while keeping sales, general and administrative expenses at practically the same level as 2003. As a percentage of net revenues, operating margin increased from 4.0% in 2003 to 6.4% in 2004.

COMPREHENSIVE FINANCING INCOME (COST)

        Comprehensive financing income (cost) represents the net effect of interest expense, interest income, foreign exchange gain (loss) and gain (loss) on net monetary position, which arises from the effect of inflation on the average net balance of monetary assets and liabilities. Comprehensive financing income was Ps. 131.6 million in 2003 and we had a comprehensive financing cost of Ps.71.5 million in 2004. The result in 2004 was due mainly to interest expense and a negative result in monetary position, partially offset by financial products and foreign exchange gains. The main difference in our 2004 result as compared with the result in 2003, was due to interest expenses from Ps. 26.0 million in 2003 to Ps. 121.5 million in 2004, mainly due to interest expenses and financial instruments used for purchasing of feed ingredients.

OTHER INCOME, NET

        Other income in both 2004 and 2003 was attributable mainly to sales of used equipment, income from government support, cancellation of payments to suppliers and miscellaneous services. It represented other income of Ps.30.9 million in 2004 as compared to other income of Ps.23.5 million in 2003. The increase was mainly due to higher net income resulted from sales of used equipment.

INCOME BEFORE PROVISION FOR INCOME TAX, ASSET TAX, EMPLOYEE PROFIT SHARING AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE

        Income before provision for income tax, asset tax, employee profit sharing and cumulative effect of accounting change increased by 33.4% from Ps.609.7 million in 2003 to Ps.813.1 million in 2004, due primarily to an increase in operating income.

NET INCOME

        Majority Net income for 2004 increased by 24.8% to Ps.702.8 million compared to 563.0 million in 2003. The increase was mainly due to better operating results.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2003

GENERAL

        In 2003, Mexico's economy showed signs of slowdown. The Mexican GDP grew only slightly by 1%. From December 31, 2002 to December 31, 2003, Mexico's inflation rate reached 3.98%, and the peso-U.S. dollar exchange rate depreciated by 7.3%. This depreciation occurred primarily in the second part of the year.

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

NET REVENUES

        Consolidated net revenues during 2003 amounted to Ps.11.3 billion, a slight decrease of Ps.19.5 million (or 0.17% in constant pesos) from Ps.11.3 billion in 2002. This decline was mostly due to the application of Bulletin E-1 and, to a lesser extent, the result of reduction in chicken sales, which was only partially offset by increases in the sales from the other businesses. For a discussion of Bulletin E-1, see Note 2 to the consolidated financial statements.

        Our chicken sales decreased by 4.2%, due mainly to price reduction and slightly lower volumes. Chicken prices suffered a reduction as a result of an excess of supply in the domestic market and the continued slowdown in the Mexican economy, which affected the purchasing power of customers.

        Our revenues from eggs sales increased by 17.9% in 2003, as a result of a 17.5% price increase; sales volume increased by 0.3%. This increase in sales was due to a more stable supply during most of the year as a result of lower domestic production.

        Balanced-feed sales grew by 2.2% compared to 2002, mainly due to a 4.9% price increase that was partially offset by a slight reduction in volumes of 2.6%.

COST OF SALES

        The consolidated cost of sales in 2003 was Ps.9.2 billion, representing an increase over 2002 of Ps.796.3 million, or 9.5%. The rise in cost of sales resulted primarily from higher unit costs in chicken, which led to an increase of Ps.560.3 million in the cost of chicken. The cost of eggs also increased by Ps.66.1 million, while other lines and balanced feed had an increase in costs of Ps.148.1 million and Ps.24.8 million, respectively. This was partially offset by a reduction of Ps.3.1 million in cost of sales of swine.

        The increase in the cost of sales was mostly due to a significant increase in raw material prices, including grain and soybean meal, during most of the year. The cost of sales also increased as a result of an expansion of our chicken product lines, which involve increased processing, and to a lesser extent, to increased electricity and utility costs.

GROSS PROFIT

        Gross profit decreased by 27.9%, from Ps.2.9 billion in 2002 to Ps.2.1 billion in 2003. As a percentage of net revenues, gross profit decreased from 25.8% in 2002 to 18.7% in 2003. The decrease in our gross profit and profit margins resulted mainly from price declines in chicken and the increase in cost of sales of our main business lines.

SALES, GENERAL AND ADMINISTRATIVE EXPENSES

        Sales and administrative expenses in 2003 amounted to Ps.1.7 billion, representing a Ps.88.0 million increase (or 5.6%) over 2002. The higher sales and administrative expenses were principally due to higher sales volume and increased distribution costs, in part because we increased our mix of product lines toward more processed products which require greater administrative resources and additional distribution expenses. As a percentage of net revenues, selling, general and administrative expenses increased 14.6% in 2003, compared to 13.8% in 2002.

OPERATING INCOME

        Consolidated operating income in 2003 decreased year-over-year by 66.5% to Ps.454.6 million, as a result of the decrease in gross operating margin and higher sales and administrative expenses. As a percentage of net revenues, operating margin decreased from 12.0% in 2002 to 4.0% in 2003.

COMPREHENSIVE FINANCING INCOME (COST)

        Comprehensive financing income (cost) represents the net effect of interest expense, interest income, foreign exchange gain (loss) and gain (loss) on net monetary position, which arises from the effect of inflation on the average net balance of monetary assets and liabilities. Comprehensive financing income showed a gain of Ps.131.6 million in 2003, compared to a gain of Ps.15.7 million in 2002. The result in 2003 was due mainly to interest income and foreign exchange gains, partially offset by a loss on net monetary position and interest expense. The difference in our 2003 results as compared with the result in 2002, were due mainly to an increase in interest income, from Ps. 118.2 million to Ps. 162.8 million, lower interest expenses from Ps. 34.3 million to Ps. 26.0 million, foreign exchange gain from Ps. 45.4 million to Ps. 72.6 million and a lower result loss on our net monetary position.

OTHER INCOME (EXPENSE), NET

        Other income (expense) in both 2002 and 2003 was attributable to sales of used equipment , income from government supports, income from insurances and miscellaneous services. It represented other income of Ps.23.5 million in 2003 as compared to other income of Ps.44.2 million in 2002. The, decrease was mainly due to the fact that in 2002 we received insurance proceeds for the damage caused to our Peninsula Complex as a result of Hurricane Isidore that were included in other income in 2002 and a larger income of sales of one day old chick.

INCOME BEFORE PROVISION FOR INCOME TAX, ASSET TAX, EMPLOYEE PROFIT SHARING AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE

        Income before provision for income tax, asset tax, employee profit sharing and cumulative effect of accounting change decreased by 57% from Ps.1,418.4 million in 2002 to Ps.609.7 million in 2003, due primarily to a decline in operating income.

NET INCOME

        Mayority net income for 2004 decreased by 65% to Ps.563.0 million compared to Ps.1,617.1 million in 2002. The decrease was mainly due to the reduction in our operating income in 2003, compensate in part by the aplication of Bulletin E-1. For a discussion of Bulletin E-1, see Note 2 to the consolidated financial statements.

INCOME TAX, ASSET TAX AND EMPLOYEE PROFIT SHARING

        For a more detailed discussion on this topic, please see note 13 of our consolidated financial statements.

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

        In December 2004, a reduction in the 33% income tax rate was approved, so that the rate will be 30% in 2005, 29% in 2006 and 28% in 2007 and succeeding years. As of January 1, 2005, the tax rate for taxpayers that pay income tax under the new simplified regime will be determined by applying the reduction of 46.67% in 2005, 44.83% in 2006 and 42.86% in 2007 to the regular income tax rates of 30%, 29% and 28% for each of the respective years, resulting in a fixed rate of 16%. The effect of this tax rate reduction represented a credit to results of operations of Ps 10.1 millions in 2004.

        In order to transition to the New Simplified Regime, companies paying taxes under the old regime had to determine either the total amount of earnings for fiscal years prior to January 1, 2002 on which taxes need to be paid or the available tax loss carryforward. As a result of this requirement, our subsidiary BSACV determined a tax loss carryforward of Ps.3,247.2 million, as of January 1, 2002. At December 31 2004, the Company had a Ps 217.5 million tax loss carryforward.

        In addition to income tax, we, along with our subsidiaries, are also subject to an alternative minimum tax known as "asset tax", which is assessed on the average value of most assets, net of certain liabilities. The general asset tax rate is 1.8%; BSACV is subject to a 0.9% rate pursuant to the New Simplified Regime (unchanged from the Simplified Regime). We benefit from special rules that exclude a number of assets from the asset tax and from tax incentives in connection with certain of our investments. We (together with our subsidiaries) are subject to asset tax if the amount of asset tax exceeds the computed income tax liability. Asset tax can be credited against income tax in subsequent years (up to ten years). As of December 31, 2004, we had asset tax payable in the amount of Ps.12.7 million. We credited against this amount the income tax paid (Ps.10.7 million).

        As of December 31, 2004, we had, at nominal value, Ps 7.7 million in asset tax credits.

        In 2004, we recognized a total income tax and asset tax charge of Ps.103.5 million, compared to a total income and asset tax charge of Ps.111.4 million in 2003, and a credit of Ps. 202.6 million in 2002.

        Neither Industrias Bachoco, S.A. de C.V. nor BSACV have employees, but each of our other subsidiaries is required under Mexican law to pay employees, in addition to their compensation and benefits, profit sharing in an aggregate amount equal to 10% of such subsidiary's taxable income subject to certain adjustments.

LIQUIDITY AND CAPITAL RESOURCES

        Our working capital (current assets less current liabilities) increased year-over-year from Ps.3.5 billion on December 31, 2003 to Ps.3.8 billion on December 31, 2004. We believe that our working capital is sufficient for our present requirements. The ratio of current assets to current liabilities on December 31, 2004 was 6.1, as compared to the ratio of 6.3 on December 31, 2003. Cash and cash equivalents were Ps.2.3 billion at December 31, 2004, representing an increase of Ps.687.4 million from the previous year primarily due to cash generated by operations and lower capital expenditures than in 2003.

        Inventories were Ps.1.5 billion as of December 31, 2004, representing a decrease of Ps.167.7 million from the previous year.

        Notes payable to banks, including the current portion of long-term debt, equaled Ps.99.7 million as of December 31, 2004, an increase of Ps.38.6 million from December 31, 2003.

        Stockholders' equity increased to Ps.10.9 billion on December 31, 2004 from Ps.10.6 billion on December 31, 2003.

        Long-term debt on December 31, 2004 represented 0.7% of our capitalization, as compared to 0.9% on December 31, 2003.

        In 2004, capital investments amounted to Ps.438.2 million, all of which were financed from resources generated from our own operations. These capital investments were allocated mainly to renew the transportation fleet, productivity projects and to finance internal growing capacity.

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

Our major categories of indebtedness included the following:

            . Notes payable to banks: Short-term peso-denominated unsecured notes. As of December 31, 2004 we had Ps.75.4 million outstanding. At December 31, 2004 the weighted average interest rate on short-term notes payable was 4.9%.

            . Long-term debt to banks: Peso-denominated secured debt and U.S. dollar-denominated unsecured debt. As of December 31, 2004 we had Ps.96.8 million outstanding maturing from 2005 to 2010. At December 31, 2004 the weighted average interest rate on long-term debt was 9.35%.

        The following table summarizes certain contractual liabilities as of December 31, 2004. The table does not include short-term debt, accounts payable or pension liabilities.

                                                                PAYMENTS DUE BY PERIOD
                                               (millions of constant pesos as of December 31, 2004)
                                         ------------------------------------------------------------------
                                                        LESS THAN      1 TO 3        3 TO 5       5 OR MORE
       CONTRACTUAL OBLIGATIONS             TOTAL         1 YEAR         YEARS         YEARS         YEARS
-------------------------------------    ----------     ---------     ---------     ---------     ---------
Long-term debt.......................    Ps.   96.8     Ps.  24.3     Ps.  48.5     Ps.  11.8     Ps.  12.2
Operating leases.....................          98.9          28.6          49.5          12.8           8.0
                                         ----------     ---------     ---------     ---------     ---------
Total................................    Ps.  195.7     Ps.  52.9     Ps.  98.0     Ps.  24.6     Ps.  20.2
                                         ==========     =========     =========     =========     =========

OFF-BALANCE SHEET ARRANGEMENTS

        We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E of Form 20-F.

RECONCILIATION TO U.S. GAAP

        The principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, concern (i) deferred income taxes, (ii) capitalization of financing costs, (iii) biological assets and agricultural products valuation at fair value, (iv) the amortization of goodwill (see Note 17 to the consolidated financial statements for a detailed description). Each of these differences also affects our balance sheet.

        Our consolidated net income under U.S. GAAP was Ps.1,638.2 million in 2002, Ps.529.2 million in 2003 and Ps.740.3 million in 2004, compared to Ps.1,619.3 million, Ps.567.5 million and Ps.706.6 million, respectively, under Mexican GAAP. For further explanation, please see Note 17 to the consolidated financial statements.

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

ESTIMATED USEFUL LIVES OF PROPERTY, PLANT AND EQUIPMENT

        We estimate the useful lives of our property, plant and equipment in order to determine the amount of depreciation expense to be recorded in each period. The current estimates of useful lives are based on estimates made by an independent appraiser in 1996. Those estimates have been adjusted when applicable, based on historical experience with similar assets that we own. Comprehensive financing cost related to the construction of assets is capitalized and then amortized over the estimated useful lives of the assets. Accumulated depreciation expense for property, plant and equipment in 2004 amounted to Ps.4,922.1 million. As applied to our 2004 financial results, the depreciation was Ps.420.3 million, or 3.16% of our net revenues. For further explanation, see Notes 2 and 4 to the consolidated financial statements.

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

INVENTORY VALUATION

Prior to the adoption of Bulletin E-1 on January 1, 2003, for Mexican GAAP purposes, our inventories are valued using market prices.

According to Bulletin E-1, biological assets and agricultural products (the latter at the time of their harvesting) are to be valued at their fair value, net of estimated costs at point of sale.

The Bulletin also establishes that whenever the fair value cannot be determined in a reliable, verifiable and objective manner, the assets are to be valued at their production cost, net of accumulated impairment.

Poultry being fattened (with less than 6.5 weeks old), incubatable eggs for fattening, pigs and laying hens, are valued at production cost since it is not possible to determine their fair value in a reliable, verifiable and objective manner.

Poultry being fattened from age 6.5 weeks to the time birds are ready for sale, is valued at fair value net of estimated costs at point of sale, considering the sales price per kilogram of processed chicken at the date of valuation.

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

For more detail, see "Inventories and biological assets" in Note 3 and Note 2 p to the consolidated financial statements.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We periodically and systematically review the aging and collection of our accounts receivable. As a result of this procedure, we set up an allowance for doubtful accounts of Ps. 35.1 millions, in 2004 that represents 0.3% of our total annual sales. See Note 2e of our Audited Financial Statements. The estimates are based on information available and focusing on expected trends and estimated default rates, identification of potential problems and exposure to major customers.

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

        The following table identifies our directors, alternate directors, Honorary Chairman of the board and Secretary of the board as of June 20, 2005, their positions and their years of service.

                                                                                         YEARS AS
NAME                                             POSITION                                DIRECTOR
----------------------------------------------   -------------------------------------   --------
Enrique Robinson Bours Almada.................   Honorary Chairman of the board             51
Francisco Javier R. Bours Castelo.............   Chairman of the board and Proprietary
                                                 Director                                   23
Mario Javier Robinson Bours Almada............   Proprietary Director                       51
Juan Bautista Salvador Robinson Bours.........   Proprietary Director                       51
Arturo Bours Griffith.........................   Proprietary Director                       11
Jose Eduardo Robinson Bours Castelo...........   Alternate Director                         11
Jesus Enrique Robinson Bours Munoz............   Proprietary Director                       11
Juan Salvador Robinson Bours Martinez.........   Alternate Director                         11
Jose Francisco Bours Griffith.................   Alternate Director                         11
Guillermo Pineda Cruz.........................   Alternate Independent Director             11
Ricardo Aguirre Borboa........................   Independent Director                       11
Cristobal Mondragon Fragoso...................   Secretary of the board                      9
Avelino Fernandez Salido......................   Independent Director                        2
Octavio Robinson Bours Griffith...............   Proprietary Director                        8
Humberto Schwarzbeck Noriega..................   Independent Director                        2
Jesus Rodolfo Robinson Bours Munoz............   Proprietary Director                        3

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

        Our bylaws provide for the creation of an executive committee of the board of directors, which may exercise certain of the board's powers in full, subject to certain limitations. Our stockholders elect members of the executive committee for one-year terms. In 2004, there were four members of the executive committee: Francisco Javier R. Bours Castelo, Jesus Enrique Robinson Bours Munoz, Arturo Bours Griffith and Juan Salvador Robinson Bours Martinez.

        In April 2002, we announced the retirement of Mr. Enrique Robinson Bours Almada, Chairman of the board and co-founder of the Company. Mr. Bours led Industrias Bachoco S. A. de C.V. for 50 years. The board named as his successor Mr. Javier Robinson Bours Castelo, Mr. Enrique Robinson Bours's nephew. Mr. Bours Castelo has been at Bachoco for 23 years as a member of the board and served as Vice-Chairman for nine years. Mr. Bours Castelo was named Chairman of the board in 2002.

        In order to fully comply with current Mexican Corporate and Securities Market Laws as well as other recent regulatory amendments in the various markets in which Bachoco's shares are traded, we appointed a new board of directors at our ordinary stockholder meeting held on April 30, 2003. We ratified our board of directors at our stockholder meeting held on April 27, 2005. Our board, as of June 20, 2005, is composed of the following members:

        Proprietary Directors:
        ----------------------
        Francisco Javier R. Bours Castelo (Chairman of the board of directors) Mario Javier Robinson Bours Almada
        Juan Bautista S. Robinson Bours Almada
        Jesus Enrique Robinson Bours Munoz
        Jesus Rodolfo Robinson Bours Munoz
        Arturo Bours Griffith
        Octavio Robinson Bours Griffith

        Alternate Directors:
        --------------------
        Jose Eduardo Robinson Bours Castelo
        Juan Salvador Robinson Bours Martinez
        Jose Francisco Bours Griffith

        Independent Directors:
        ----------------------
        Ricardo Aguirre Borboa
        Avelino Fernandez Salido
        Humberto Schwarzbeck Noriega

        Alternate Independent Director:
        -------------------------------
        Guillermo Pineda Cruz

        Francisco Javier R. Bours Castelo, Chairman of the board of directors, has been a member of the board for 23 years, and has been Chairman since April 2002. Before that, he was Vice-Chairman for several years. Mr. Bours holds a degree in Civil Engineering from the Instituto Tecnologico y de Estudios Superiores Monterrey (ITESM). He currently serves as Chairman of the boards of directors of the following companies: Grupo Megacable, S.A. de C.V., Congeladora Horticola, S.A. de C.V., Inmobiliaria of Trento S.A. de C.V., Acuicola Boca S.A. de C.V., Agriexport S.A. de C.V., Taxis Aereos del Noroeste S.A. de C.V., Industrias Boca, S.A. de C.V., Promotora Empresarial del Noroeste, S.A. de C.V., Sonora Spa Resort, S.A. de C.V., among others.

        Mario Javier Robinson Bours Almada, Proprietary Director, has been a member of the board for 51 years, and is a co-founder of Industrias Bachoco S.A. de C.V.

        Juan Bautista S. Robinson Bours Almada, Proprietary Director, has been a member of the board for 51 years and is a co-founder of Industrias Bachoco S.A. de C.V.

        Jesus Enrique Robinson Bours Munoz, Proprietary Director, has been a member of the board for 11 years, having previously served as Production Director and Divisional Manager. Mr. Robinson Bours holds a degree in Engineering from the University of Arizona. He is also a member of the board of directors of San Luis Corporacion S.A. de C.V., and Megacable S.A. de C.V. He has spent his entire career in the agricultural sector.

        Jesus Rodolfo Robinson Bours Munoz, Proprietary Director, has been a member of the board for three years. Mr. Robinson Bours previously served in the Company as Production Manager in the Northwest and Bajio divisions, Commercial Manager in Northwest Division and Purchasing Manager at the Bajio Division. Mr. Robinson Bours holds a degree in Agricultural Engineering from the University of Arizona. He has business experience in agriculture and raising livestock with Agricola Monte Cristo S.A. de C.V., Agricola Rio Yaqui S.P.R. de R.L., Agricola Nacapul S.P.R. de R.L. and Ganadera Cocorena S.P.R. de R.L.

        Arturo Bours Griffith, Proprietary Director, has been a member of the board for 11 years. Mr. Bours Griffith completed professional studies at the University of Arizona, he is also chairman of the board of Qualyplast, S.A. de C.V., and a member of the board of Megacable, S.A. de C.V., Promotora Empresarial del Noroeste, S.A. de C.V., Taxis Aereos del Noroeste, S.A. de C.V., among others.

        Octavio Robinson Bours Griffith, Proprietary Director, has been a member of the board for eight years. Mr. Robinson Bours holds a degree in Agricultural Engineering from the Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM). He has experience in producing swine, and is also member of the board of Choya, S.A. de C.V., and Granos Santa Fe, S.A. de C.V..

        Jose Eduardo Robinson Bours Castelo, Alternate Director, has been a member of the board for 11 years. Mr. Robinson Bours holds a degree in Industrial Engineering from the Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM). He was previously Commercial Director of Industrias Bachoco, a Senator of the Mexican Congress and is currently governor of the state of Sonora.

        Juan Salvador Robinson Bours Martinez, Alternate Director, has been a member of the board for 11 years, and has served Bachoco as Purchasing Manager. Mr. Robinson Bours holds a degree in Industrial Engineering from the Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM). His other appointments include Chairman of the board and CEO of Llantas y Accesorios, S.A. de C.V.

        Jose Francisco Robinson Bours Griffith, Alternate Director, has been a member of the board for 11 years. He holds a degree in Civil Engineering from the Universidad Autonoma de Guadalajara. Mr. Robinson Bours has worked at Bachoco as Engineering Manager, and is currently dedicated to agricultural operations.

        Ricardo Aguirre Borboa, Independent Director, has been a member of the board for 11 years. He is also a member of the board of directors of the newspaper El Debate and he holds a degree in Agricultural Engineering from the Instituto Tecnologico y de Estudios Superiores Monterrey (ITESM). He has experience in agriculture and pork production. Mr. Aguirre Borboa is also member of the board of Gasolinera Servicios del Valle del Fuerte S.A. de C.V., Periodico el Debate de los Mochis, Tepeyac Produce, Inc. among others.

        Avelino Fernandez Salido, Independent Director, was named a member of the board on April 30, 2003. He is also a member of the board of Banco Nacional de Mexico, BBVA Bancomer, and Banca Serfin. His business experience is in the marketing of grains.

        Humberto Schwarzbeck Noriega, Independent Director, was named a member of the board on April 30, 2003.He holds a degree in economics from the Instituto Tecnologico y de Estudios Superiores de Monterrey. He is currently CEO of Yeso Industrial de Navojoa S.A. de C.V. a private company dedicated to production of plaster for the construction industry and Chief of the Board of Promotora de Manufacturas S.A. de C.V., a private company dedicated to production of automotive parts.

        Guillermo Pineda Cruz, Alternate Independent Director, has been a member of the board for 11 years. He is also a member of the board of directors of Banamex and was a regional member of the board of directors of Grupo Financiero Serfin, Inverlat and Invermexico. He holds several appointments in public interest organizations, including President of the board of directors of Cajeme 2020 AC since 2000, President of the board of directors of Cruz Roja Mexicana en Ciudad Obregon (1997-2001). Mr. Pineda holds a degree in Civil Engineering from the Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM) and a master's degree in Business Administration from the Instituto Tecnologico y de Estudios Superiores de Sonora (ITSON). He co-founded Edificadora Pi-Bo, S.A. de C.V. in 1983, and is its President and CEO.

        At the ordinary annual stockholders' meeting held on April 27, 2005 all of the members of the board were ratified in their charges. Mr. Cristobal Mondragon Fragoso was confirmed as Secretary of the board of directors and Mr. Felizardo Gastelum Felix was appointed the Company's statutory auditor.

EXECUTIVE OFFICERS

Our executive officers as of December 31, 2004 are set forth in the table below.

NAME                                        POSITION                      AGE
----                                        --------                      ---
Cristobal Mondragon Fragoso.............    Chief Executive Officer        59
Daniel Salazar Ferrer...................    Chief Financial Officer        40
David Gastelum Cazares..................    Director of Marketing          53
Jose Luis Lopez Lepe....................    Director of Personnel          57
Rodolfo Ramos Arvizu....................    Director of Production         47
Ernesto Salmon Castelo..................    Director of Industries         43
Francisco Javier Espinoza Teja..........    Director of Supply Chain       37

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

        Rodolfo Ramos Arvizu, Technical Director, joined us in 1980. Previously, Mr. Ramos held positions in the Egg Quality Control Training Program and in Poultry Management as well as serving as Supervisor of the Commercial Egg Production Training Program, Manager of Raw Material Purchasing and as a Director of Production. Mr. Ramos holds a degree in Agricultural Engineering from Instituto Tecnologico de Estudios Superiores de Monterrey (ITESM).

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

        Ricardo Aguirre Borboa (President)
        Francisco Javier R. Bours Castelo
        Avelino Fernandez Salido
        Humberto Schwarzbeck Noriega

        This committee was named during our annual ordinary stockholders' meeting held on April 28, 2004, and ratified on our annual ordinary stockholders' meeting held on April 27,2005. Francisco Javier R. Bours Castelo, represents the controlling shareholders and has no voting rights in the audit committee.

COMPENSATION OF DIRECTORS AND OFFICERS

        For the year ended December 31, 2004, we paid approximately Ps.23.2 million in aggregate compensation to our directors and executive officers, for services they rendered in their respective capacities.

BOARD PRACTICES

        In 2001, we began to review our board practices to bring them into compliance with the recent requirements for companies listed on the Mexican Stock Exchange. As a result of this review, we have changed the composition of our board and appointed an audit committee. See "Directors" and "Audit Committee."

EMPLOYEES

        As of December 31, 2002, 2003 and 2004, we had approximately 18,306; 18,495 and 18,896 employees, respectively.

        In 2004, approximately 62% of employees were members of labor unions. Labor relations with our employees are governed by 52 separate collective labor agreements, each relating to a different group of employees and negotiated on behalf of each such group by a different labor union. As is typical in Mexico, wages are renegotiated every year while other terms and conditions of employment are renegotiated every two years. We seek to attract dependable and responsible employees to train at each of our plants and facilities. We offer our employees attractive salary and benefit packages, including a pension and savings plan.

        We believe that we have good relations with our employees. We have not experienced significant work stoppages as a result of labor problems.

SHARE OWNERSHIP

        To the best of our knowledge, no individual director or managers holds share ownership of more than one percent of any of the class Shares subject to this report. At this time, we have not developed a share options plan for our employees.

COMPARISON OF OUR CORPORATE GOVERNANCE RULES AND THE RULES OF THE NYSE APPLICABLE TO U.S. COMPANIES

        On November 4, 2003, the SEC approved the final corporate governance rules of the NYSE. According to such rules, foreign private issuers are subject to a more limited set of requirements regarding corporate governance than those imposed on U.S. domestic issuers. As a foreign private issuer, we must comply with three rules imposed by the NYSE:

        . prior to July 31, 2005, we must comply with the requirements set forth by the SEC concerning audit committees;

        . our CEO must promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with any of the applicable NYSE corporate governance rules; and

        . we shall provide a brief description disclosing any significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

        A brief description disclosing the significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards is available in our webpage www.bachoco.com.mx/english/inversionistas/corporate.asp.

ITEM 7. MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS.

        Our Common Stock consists of 450,000,000 Series B Shares and 150,000,000 Series L Shares. Holders of Series B Shares are entitled to one vote at any general meeting of our stockholders for each Series B Share held. Holders of Series L Shares are entitled to one vote for each Series L Share held, but only with respect to certain matters. Each Unit consists of one Series B Share and one Series L Share. Each B Unit consists of two Series B Shares. As of December 31, 2004, 91.3% of our Series B and 74.0% of our Series L, shares were held in Mexico.

        In April 1995, the Robinson Bours Stockholders created the Control Trust to hold certain Units owned by members of the Robinson Bours family. The Robinson Bours Stockholders, through the Control Trust and a separate trust established in connection with our 1997 initial public offering (the "Family Trust"), owned Units and B Units representing approximately 65.5% of the Series L Shares and 88.5% of the Series B Shares outstanding on December 31, 2004. In total, the Control Trust and the Family Trust owned 496,500,000 Shares outstanding on December 31, 2004.

        The table below sets forth certain information regarding the direct or indirect ownership of outstanding Shares by the Control Trust and the Family Trust as of December 31, 2004.

TITLE OF CLASS             IDENTITY OF GROUP           AMOUNT OWNED     PERCENT OF CLASS
---------------     ------------------------------     ------------     ----------------
Series B(1)         Control Trust and Family Trust      398,250,000          88.5%

Series L(2)         Control Trust and Family Trust       98,250,000          65.5%

All Classes(3)      Control Trust and Family Trust      496,500,000          82.8%

----------
(1) Percentage is based on 450,000,000 Series B Shares, including 300,000,000 Shares not registered under Section 12 of the Securities and Exchange Act of 1934.
(2)  Percentage is based on 150,000,000 Series L Shares.
(3)  Percentage is based on 600,000,000 Shares.

        Apart from the ownership set forth in the table above, at the end of April 2005, Fidelity Low Priced Stock Fund and Fidelity Management & Research Co. own 5.03% each of our Common Stock.

        In November 1998, in accordance with rules established by the CNBV, we established a reserve in the amount of Ps.180.0 million (Ps.272.4 million in constant pesos as of December 31, 2004 purchasing power) for the repurchase of shares. We may repurchase our shares in the Mexican Stock Exchange at prevailing prices to the extent of the balance remaining in the reserve account or up to 3% of the total shares outstanding. Any shares so repurchased will not be deemed to be outstanding for purposes of calculating a quorum or for voting at any stockholders' meeting during the time that we own the shares. During our stockholders' meeting of April 27, 2005, we capped the share repurchase program for 2005 to a maximum amount of Ps.162.0 million, equivalent to approximately
6.0 million units (or 1.0 million ADS). As of May 15, 2005, we had repurchased no Units.

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

        We regularly purchase vehicles and related equipment from distributors owned by various members of the Robinson Bours family. The total amount spent on such purchases was Ps.52.6 million, Ps.49.8 million and Ps.37.8 million for the years ended December 31, 2002, 2003 and 2004, respectively. The distribution of vehicles and related equipment is a highly competitive aspect of business in the areas in which we operate. We are not dependent on affiliated distributors and are able to ensure that the pricing and service we obtain from affiliated distributors are competitive with those available from other suppliers.

        The Robinson Bours Stockholders own Taxis Aereos del Noroeste, S.A. de C.V. ("TAN"), an air transport company that provides transportation for members of the board of directors to and from meetings at our headquarters in Celaya. We paid TAN Ps.3.7 million, Ps.4.8 million and Ps.2.7 million for the years ended December 31, 2002, 2003 and 2004, respectively, for such transportation.

        We purchased feed and packaging materials from enterprises owned by the family of Enrique Robinson Bours and the family of Juan Bautista Robinson Bours. The cost of such purchases was Ps.107.1 million, Ps.161.1 million and Ps.196.0 million for the years ended December 31, 2002, 2003 and 2004, respectively.

        Our accounts payable to related parties totaled Ps.2.6 million and Ps.6.1 million as of ended December 31, 2003 and 2004, respectively. These transactions took place among companies owned by the same set of stockholders. See Note 8 to the consolidated financial statements.

        In November 2004, the Company acquired all the shares of SECBA, S.A. de C.V. from a related party for Ps. 13.9 million. As of the date of the acquisition, the figures of SECBA, S.A. de C.V. have been consolidated with the Company's figures. The excess of the purchase price paid over the book value of this investment amounted to Ps. 0.3 million, which was recorded in other income.

        In April 2002, we sold our subsidiary, SECBA, S.A. de C.V., for Ps. 5.6 million to a related party, generating a gain of Ps. 0.8 million; consequently, this subsidiary's figures were not consolidated from the date of sale. The effects of the deconsolidation of this subsidiary were immaterial and did not affect the comparability of the accompanying financial statements. SECBA, S.A. de C.V. continued to render administrative services to the Company.

        Neither we nor our subsidiaries have loaned any money to any of our directors or officers.

ITEM 8. FINANCIAL INFORMATION

        Our consolidated financial statements are included in Item 18. The financial statements were audited by an independent registered public accounting firm, auditor and are accompanied by an audit report.

        The financial statements include a consolidated balance sheet, consolidated statements of income, consolidated statements of changes in stockholders' equity, consolidated statements of changes in financial position and Notes relating to the consolidated financial statements.

        The consolidated financial statements have been prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 17 to the consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of total stockholders' equity, operating income and net income, a consolidated statement of changes in stockholders' equity and a condensed cash flow statement under U.S. GAAP as of December 31, 2003 and 2004, and for the years ended December 31, 2002, 2003 and 2004.

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

        We declared and paid dividends in nominal pesos of Ps.267.8 million in 2002, Ps.297.7 million in 2003 and Ps.238.9 million in 2004.

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

SIGNIFICANT CHANGES IN ACCOUNTING PRACTICES

        Treatment of Biological Assets

        Prior to the adoption to bulletin E-1, on January 1, 2003, the Company adopted the requirements of the new Bulletin E-1 under Mexican GAAP. The Bulletin changes the way biological assets, including animals like chicken and swine, are treated under Mexican GAAP. Starting in January 2003, changes in the fair market value of these assets must be included as a potential profit in a company's financial statements before they are harvested. We have to estimate the potential profit for these animals at a reasonable market price minus expected costs and operating expenses. That estimate may be higher or lower than the actual profits realized. The effect of Bulletin E-1 may be positive or negative for any particular period, depending on the price and inventories of animals in that period. For a more detailed description please see Note 2-p and
Note 3 in our Consolidated Audited Financial Statements.

        Business acquisitions

        In May 2004, the Mexican Institute issued Mexican accounting Bulletin B-7, Business Acquisitions. The observance of Bulletin B-7 is mandatory for fiscal years beginning on or after January 1, 2005, although earlier observance is recommended. Bulletin B-7 addresses the financial accounting and reporting for business and entity acquisitions and requires that all business combinations be accounted for using only the purchase method. Bulletin B-7 also eliminates the amortization of goodwill and provides specific rules related to the acquisition of minority interest and to the transfer of net assets or exchange of equity interests between entities under common control. We believe that the adoption of this accounting pronouncement will increase the Company's net income in 2005 by Ps 17.5 million, derived from the elimination of goodwill amortization.

        Financial instruments

        In April 2004, the Mexican Institute amended Mexican accounting Bulletin C-2, Financial Instruments. The amendments establish that changes in the fair value of instruments classified as available for sale be disclosed in the holder's stockholders' equity. The amended Bulletin C-2 also provides the requirements and rules for the accounting treatment of transfers between financial asset categories. The amendments are also more precise in establishing the guidelines for the accounting treatment to be given to impairment in the fair value of financial instruments. Furthermore, the amended bulletin requires that such instruments be classified as either short-term or long-term and clarifies the rules for presenting in the statement of changes in financial position changes associated with the purchase, sale and maturity of financial instruments. Finally, the amendments broaden the disclosure rules established under Bulletin C-2.

The observance of the amendments to Bulletin C-2 is mandatory for fiscal years beginning on or after January 1, 2005, although earlier observance is permitted. We do not believe the adoption of this new accounting requirement will have a material effect on the Company's financial position or on its results of operations.

        Accounting for derivative instruments and hedging activities

        In April 2004, the Mexican Institute issued Bulletin C-10, Accounting for Derivative Instruments and Hedging Activities. Bulletin C-10 establishes the defining characteristics that financial instruments must have to be considered derivatives, as well as the conditions that must be met for specifically designating derivatives as hedges. Bulletin C-10 also provides guidelines for assessing the effectiveness of hedging derivatives and the rules for their valuation and the accounting for changes in their fair value. Finally, this bulletin provides guidelines for disclosing and presenting hedges in the financial statements. We do not believe the adoption of this new accounting requirement will have a material effect on the Company's financial position or on its results of operations.

        Labor Obligations

        In January 2004, the Mexican Institute issued the revised accounting Bulletin D-3, Labor Obligations. The revised bulletin establishes the overall rules for the valuation, presentation and disclosure of so-called "other post-retirement benefits and the reduction and early extinguishment of such benefits", thus nullifying the provisions of Circular 50. Bulletin D-3 also provides rules applicable to employee termination pay. The observance of these new rules is mandatory for fiscal years beginning on or after January 1, 2005. We do not believe the adoption of this new accounting requirement will have a material effect on the Company's financial position or on its results of operations.

ITEM 9. THE OFFER AND LISTING

        The Units (each comprised of one Series B Share and one Series L Share) are listed on the Mexican Stock Exchange, and the American Depositary Shares ("ADSs," each comprised of six Units) are listed on the New York Stock Exchange. The ADSs are evidenced by American Depositary Receipts ("ADRs") issued by The Bank of New York, as Depositary under a Deposit Agreement among the Company, the Depositary and the holders from time to time of ADRs. On December 31, 2003, there were 6,495,012 ADSs outstanding, representing 8.7% of the outstanding Series B Shares and 26.0% of the outstanding Series L Shares, which were held by five holders (including the Depositary Trust Company) with registered addresses in the United States.

        The Units and the ADSs commenced trading on September 19, 1997. The following tables set forth for each year from 2000 to 2004, for each quarter from 2003 and 2004 and for each complete month from December 2004 to May 2005, the high, low and period end sales prices of the Units on the Mexican Stock Exchange as reported by the Mexican Stock Exchange and the high, low and period end sales price of the ADSs on the New York Stock Exchange as reported by the New York Stock Exchange.

                             MEXICAN STOCK EXCHANGE
                            (Nominal pesos per Unit)

                 YEAR                         HIGH         LOW         CLOSE
----------------------------------------   ----------   ----------   ----------
2000 ...................................        16.06         9.51        10.19
2001 ...................................        13.00         8.17        11.10
2002 ...................................        16.00        10.98        14.50
2003 ...................................        19.30        14.00        18.90
2004 ...................................        26.70        17.00        26.20

                             NEW YORK STOCK EXCHANGE
                                 (U.S.$ per ADS)

                 YEAR                         HIGH         LOW         CLOSE
----------------------------------------   ----------   ----------   ----------
2000 ...................................        10.75         6.50         7.06
2001 ...................................         8.60         5.45         7.35
2002 ...................................        10.00         7.15         8.52
2003 ...................................        10.78         7.73        10.45
2004 ...................................        14.19         8.80        14.19

                             MEXICAN STOCK EXCHANGE
                            (Nominal pesos per Unit)

               PERIOD                         HIGH         LOW         CLOSE
----------------------------------------   ----------   ----------   ----------
First Quarter 2003 .....................        14.80        14.00        14.70
Second Quarter 2003 ....................        17.50        14.70        17.09
Third Quarter 2003 .....................        17.40        16.40        16.90
Fourth Quarter 2003 ....................        19.30        17.30        18.90
First Quarter 2004 .....................        24.00        19.45        21.30
Second Quarter 2004 ....................        21.50        17.00        18.75
Third Quarter 2004 .....................        21.50        18.00        21.50
Fourth Quarter 2004 ....................        26.70        21.50        26.20

                             NEW YORK STOCK EXCHANGE
                                 (U.S.$ per ADS)

               PERIOD                         HIGH         LOW         CLOSE
----------------------------------------   ----------   ----------   ----------
First Quarter 2003 .....................         8.85         7.74         8.05
Second Quarter 2003 ....................        10.90         9.20        10.35
Third Quarter 2003 .....................        10.40         9.60         9.95
Fourth Quarter 2003 ....................        10.71         9.40        10.30
First Quarter 2004 .....................        13.28        10.64        11.40
Second Quarter 2004 ....................        11.45         8.80        10.00
Third Quarter 2004 .....................        11.41         9.75        11.41
Fourth Quarter 2004 ....................        14.19        10.86        14.19

                             MEXICAN STOCK EXCHANGE
                            (Nominal pesos per Unit)

                MONTH                         HIGH         LOW         CLOSE
----------------------------------------   ----------   ----------   ----------
December 2004 ..........................        26.20        24.00        26.20
January 2005 ...........................        27.00        24.45        25.20
February 2005 ..........................        28.00        24.45        27.55
March 2005 .............................        28.00        26.00        27.00
April 2005 .............................        28.50        27.00        28.50
May 2005 ...............................        29.60        27.50        28.00

                             NEW YORK STOCK EXCHANGE
                                 (U.S.$ per ADS)

               PERIOD                         HIGH         LOW         CLOSE
----------------------------------------   ----------   ----------   ----------
December 2004 ..........................        14.19        13.31        14.19
January 2005 ...........................        14.60        12.87        13.01
February 2005 ..........................        15.20        13.43        15.11
March 2005 .............................        15.25        13.99        14.70
April 2005 .............................        16.00        14.40        14.70
May 2005 ...............................        16.21        15.41        15.60

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

        The CNBV and the Mexican Stock Exchange must also be notified in the event of any of the following contingencies:

        . on the following day of operation if any stockholder of a company listed on the Mexican Stock Exchange effects one or more transactions resulting in the ownership of more than 10% and less of 30% of capital stock;

        . on the following day of operation if any Related Person increases his ownership of the stock of a company; and

        . at least 15 days before the operation becomes effective if any stockholder of a company listed on the Mexican Stock Exchange, undertakes in a Public Offering one or more transactions resulting in the ownership of more than 30% and less than 50% of capital stock.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

        Information regarding the memorandum and articles of association was included in the Initial Registration Form F-1, submitted on September 1997. In April 2002, we made changes to our bylaws, which were reported in our annual report for year 2002. In December 2003 we made further changes; the majority of which are summarized below. Aside from these changes, the information contained in the Initial Registration Form F-1 is applicable to this Annual Report.

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

STATUTORY AUDITOR

        As determined by Mexican law, the statutory auditor's role is to verify information on the company, to audit its operations and to report on the company to stockholders at the annual stockholders' meeting. Any stockholder with at least 10% of our capital stock--even a stockholder without the right to vote--has the right to designate a statutory auditor. In the case of a statutory auditor appointed by a minority of stockholders, the majority may revoke that appointment provided that it revokes the appointment of all other statutory auditors as well. A statutory auditor does not need to be a stockholder and maintains his or her position for one year, but may continue to fulfill his or her duties until the replacement takes over the position. A statutory auditor may be reelected. A substitute statutory auditor may assume the duties of any statutory auditor who, for any reason, cannot perform his or her duties.

DIVIDEND AND DISTRIBUTIONS

        At the annual ordinary general stockholders' meeting, the board of directors submits our financial statements for the previous fiscal year, together with a report thereon by the board, to the holders of Series B Shares for their consideration. The holders of Series B Shares, once they have approved the financial statements, determine the allocation of our net profits, if any, for the preceding year. They are required by law to allocate 5% of such net profits to a legal reserve, which is not thereafter available for distribution until the amount of the legal reserve equals 20% of our historical capital stock (before giving effect to the restatement thereof in constant pesos). As of December 31, 2004, our legal reserve fund was equal to at least 20% of our paid-in capital stock. Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the stockholders determine, including a reserve for the repurchase of our Shares. The remaining balance of net profits, if any, is available for distribution as dividends. No dividends may be paid, however, unless losses for prior fiscal years have been paid or absorbed.

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

TAXATION

        The following is a general summary of the principal U.S. federal tax consequences and the principal Mexican federal tax consequences of the acquisition, ownership and disposition of Units or ADSs. This summary does not purport to address all material tax consequences that may be relevant to holders of Units or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities, investors liable for the U.S. alternative minimum tax, investors that own or are treated as owning 10% or more of our voting stock, investors that hold units or ADSs as part of a straddle, hedge, conversion transaction or other integrated transaction and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules. In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement, and in any related agreement, will be performed in accordance with its terms.

        For purposes of this discussion, a "U.S. Holder" is any beneficial owner of Units or ADSs that, for U.S. federal income tax purposes, is:

        1. an individual who is a citizen or resident of the United States,

        2. a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof, or the District of Columbia,

        3. an estate the income of which is subject to U.S. federal income tax without regard to its source, or

        4. a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.This summary is based on the federal income tax laws and regulations of the United States and Mexico, judicial decisions, published rulings and administrative pronouncements all as in effect on the date hereof, and all of which are subject to change, and such changes may have retroactive effect. Prospective purchasers of Units or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of Units or ADSs, including, in particular, the effect of any non-U.S. non-Mexican, state or local tax laws.

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

U.S. FEDERAL INCOME TAXATION

U.S. HOLDERS

        The following discussion is a summary of the principal U.S. federal income tax consequences to holders of our Units and of ADSs that are U.S. Holders and that hold those Units or ADSs as capital assets (generally, for investment purposes).

TAXATION OF DIVIDENDS

        Cash dividends paid with respect to the Shares constituting the Units or Units represented by ADSs to the extent paid out of our earnings and profits (as determined under U.S. federal income tax principles) will be included in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the U.S. Holder, in the case of Units, or the Depositary, in the case of Units represented by ADSs, and will not be eligible for the dividends-received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended (the "Code").

        Dividends paid in pesos will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. Holder, in the case of Units, or the Depositary, in the case of Units represented by ADSs (regardless of whether such pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received which are converted into U.S. dollars on a date subsequent to receipt.

        Subject to certain exceptions for short-term and hedged positions, and provided that we are not a passive foreign investment company (as discussed below), dividends received by certain U.S. Holders (including individuals) prior to January 1, 2009 with respect to the Units or ADSs will be subject to U.S. federal income taxation at a maximum rate of 15%. However, the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which shareholders (and intermediaries) will be permitted to rely on certifications from issuers to establish that dividends qualify for the reduced rate of U.S. federal income taxation. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of Units or ADSs should consult their own tax advisors regarding the availability of the reduced rate in the light of their own particular circumstances.

        Distributions to U.S. Holders of additional Unitsrelating to Units with respect to their Units or ADSs that are made as part of a pro rata distribution to all of our stockholders generally will not be subject to U.S. federal income tax. If holders of the ADSs are restricted in their ability to participate in the exercise of preemptive rights, the preemptive rights may give rise to a deemed distribution to holders of the Units under Section 305 of the Code. Any deemed distributions will be taxable as a dividend in accordance with the general rules of the income tax treatment of dividends discussed above.

TAXATION OF CAPITAL GAINS

        Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Units or ADSs generally will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. Holder's adjusted tax basis in the Units or ADSs and the amount realized on the disposition. A U.S. Holder generally will have an adjusted tax basis in a Unit or an ADS equal to its U.S. dollar cost. Gain or loss recognized by a U.S. Holder on the sale or other disposition of Units or ADSs will generally be long-term gain or loss if, at the time of disposition, the U.S. Holder has held the Units or ADSs for more than one year.

        Certain U.S. Holders, including individuals, are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deduction of a capital loss is subject to limitations under the Code.

        Gain realized by a U.S. Holder on a sale or other disposition of Units or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if any Mexican withholding tax is imposed on the sale or disposition of the Units, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the Units or ADSs.

        Deposits and withdrawals of Units by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

PASSIVE FOREIGN INVESTMENT COMPANIES

        A non-U.S. corporation generally will be classified as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes in any taxable year in which, after applying look-through rules, either (1) at least 75% of its gross income is passive income, or (2) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. The PFIC determination is made annually and generally is based on the value of a non-U.S. corporation's assets (including goodwill) and composition of its income.

        We do not believe that we are a PFIC for U.S. federal income tax purposes, and we intend to continue our operations in such a manner that we will not become a PFIC in the future although no assurances can be made regarding determination of our PFIC status in the current or any future taxable year. If we become a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the Units or ADSs and on certain distributions. In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a U.S. Holder receives from us will not be eligible for the reduced U.S. federal income tax rates described above if we are a PFIC either in the taxable year of the distribution or the preceding taxable year (and instead will be taxable at rates applicable to ordinary income).

        Prospective investors should consult their own tax advisors regarding the potential application of the PFIC rules to Units or ADSs.

NON-U.S. HOLDERS

        The following discussion is a summary of the principal U.S. federal income tax consequences to beneficial holders of Units or ADSs that are neither U.S. Holders nor partnerships for U.S. federal income tax purposes ("Non-U.S. Holders").

        Subject to the discussion below under "Backup Withholding and Information Reporting", a Non-U.S. Holder generally will not be subject to any U.S. federal income or withholding tax on distributions received in respect of Units or ADSs unless the distributions are effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment or fixed base of such Non-U.S. Holder).

        Subject to the discussion below under "U.S. Backup Withholding and Information Reporting", a Non-U.S. Holder of Units or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of Units or ADSs, unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

U.S. BACKUP WITHHOLDING AND INFORMATION REPORTING

        A U.S. Holder of Units or ADSs may, under certain circumstances, be subject to "backup withholding" with respect to certain payments to such U.S. Holder, such as dividends paid by us or the proceeds of a sale of Units or ADSs, unless such holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required or (ii) provides a correct taxpayer identification number, certifies that it is a U.S. person and that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the U.S. Holder's U.S. federal income tax liability. While Non-U.S. Holders generally are exempt from backup withholding, a Non-U.S. Holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

MEXICAN TAXATION

        The Mexican tax rules governing the taxation of gains of holders who are not Mexican Residents (as defined below) on dispositions of their shares or ADSs were amended during 2002. Holders who are not Mexican Residents who disposed of their Units or ADSs during or after 2003 should consult their own Mexican tax advisors on the Mexican tax treatment of such dispositions.

        A Mexican citizen is presumed to be a resident of Mexico for tax purposes unless such person can demonstrate otherwise. If a person is deemed to have a permanent establishment or fixed base in Mexico for tax purposes, such person shall be required to pay taxes in Mexico on income attributable to such permanent establishment or fixed base, in accordance with applicable tax laws.

TAXATION OF DIVIDENDS

        Dividends, either in cash or in any other form, paid with respect to the Shares constituting the Units or the ADSs will not be subject to Mexican withholding tax.

TAXATION OF CAPITAL GAINS

        Gain on the sale or other disposition of ADSs by holders who are not Mexican Residents will not be subject to Mexican income tax. Deposits of Units in exchange for ADSs and withdrawals of Units in exchange for ADSs will not give rise to Mexican income tax.

        Gain on the sale of Units by a holder who is not a Mexican Resident (as defined below) will not be subject to Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Mexican Ministry of Finance, and provided certain requirements set forth by the Mexican Income Tax Law are complied with. Sales or other dispositions of Units made in other circumstances generally would be subject to Mexican tax, except to the extent that a holder is eligible for benefits under an income tax treaty ("Tax Treaty") to which Mexico is a party. Under the Tax Treaty, gain on the sale or other disposition of Units by a U.S. resident (if eligible for benefits under the Tax Treaty) who is a holder of less than 25% of our capital stock during the 12-month period preceding such sale or disposition will not be subject to Mexican tax, unless either (i) 50% or more of the fair market value of our assets consist of "immovable property" (as defined in the Tax Treaty) situated in Mexico, or (ii) such gains are attributable to a permanent establishment or fixed base of such U.S. resident in Mexico.

        For a holder that is not a Mexican Resident and that does not meet the requirements referred to above, gross income realized on the sale of Units will be subject to a 5% Mexican withholding tax if the transaction is carried out through the Mexican Stock Exchange. Alternatively, a holder that is not a Mexican Resident can choose to be subject to a 20% withholding rate on the net gain obtained, as calculated pursuant to Mexican Income Tax Law provisions. In both cases the tax will be withhold by a withholding agent.

        For purposes of Mexican taxation (Ley del Impuesto sobre la renta), an individual is a resident of Mexico (a "Mexican Resident") if he or she has established his or her home in Mexico, unless he or she has also a home in other country, and less that 50% of their total income comes from his or her operations in Mexico and such individual can demonstrate that he or she has become a resident of that country for tax purposes.

        A legal entity is a Mexican Resident if it has been incorporated under Mexican law. A company is also considered to be a Mexican Resident if the main management of the company is located in Mexico or if the "effective direction" of the company is located in Mexico. The "effective direction" of the company is considered to be located in Mexico if among others factors: the shareholders meetings of the company or its board of directors meeting are held in Mexico; the main decisions regarding the control and management of the company are made by Mexican Residents or Persons with an office located in Mexico; there is an office in Mexico where the main control and management decisions are made; all its accounting information resides in Mexico.

OTHER MEXICAN TAXES

        There are no Mexican inheritance, succession or similar taxes applicable to the ownership, transfer or disposition of ADSs or Units by holders that are not Mexican Residents; provided, however, that gratuitous transfers of Units may in certain circumstances cause a Mexican federal tax to be imposed on the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of ADSs or Units. However, brokerage fees on securities transactions carried out through the Mexican Stock Exchange are subject to a 15% valued added tax.

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

        Part of our debt is denominated in U.S. dollars, However, we experienced foreign exchange gains of Ps.45.4 million in 2002, Ps.72.6 million in 2003 and Ps.45.1 million in 2004, due to the net position of our liabilities and assets that are denominated in U.S. dollars, since we had more assets, (cash and cash equivalents), than liabilities denominated in U.S. dollars.

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

        During 2003 and 2004, we have observed different strategies with respect to derivatives which involve call and put options in U.S. dollars.

        At December 31, 2003, we had entered into exchange-rate options, which expired during 2004. At December 31, 2003, we had a call option of $ 33.5 (million of usd), for which we paid a premium of Ps 17.8 million, as well as put options of $ 84.6 (million of usd), for which we received a premium of Ps 22.1 million. Considering the fair value of these transactions, the closing of the call-option position was Ps 18.0 million and the put- option position was Ps
15.8 million, thus giving rise to a gain of Ps 6.6 million, which was recorded in the caption foreign exchange gain, net.

        At December 31, 2004, we maintain positions in several financial instrument derivatives, for details please see note 7 to our Consolidated Financial Statement.

        Based on our position in December 2004, please see note 15 in our Consolidated Financial Statements, we estimate that an hypothetical 10% devaluation of the Mexican peso against the U.S. dollar, would result in losses of Ps.8.8 million and gains of Ps.102.6 million in our Foreign Exchange Results.

INTEREST RATES

        Our earnings may also be affected by changes in interest rates due to the impact those changes have on our variable-rate debt instruments. As of December 31, 2004, we had borrowings of approximately Ps.172.2 million pursuant to variable rate debt instruments, representing approximately 1.3% of our total assets.

        Based on our position on December 31, 2004, we estimate that a hypothetical interest rate variation of 250 basis points on our U.S. dollar denominated debt would result in increased interest expenses of approximately Ps.0.01 million per annum, and a hypothetical interest rate variation of 0.5% on our Mexican peso denominated debt would result in increased interest expenses of approximately Ps. 0.9 million per annum. Any such increase would likely be offset by an increase in interest income due to our significant cash and cash equivalent position. Based on our Cash and Cash equivalents on December 31, 2004, we estimate that a hypothetical interest rate variation of 0.5%, will affect our interest income by Ps. 11.7 millions.

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

        However, this trend reversed in 2000, when only 45.0% of feed ingredients were purchased from local sources. The change occurred mainly because grain for the acquired Grupo Campi complexes is supplied from international markets due to a lack of domestic supply in southern Mexico. In general, costs of domestic feed ingredients tend to follow the international markets, although cost adjustments do not occur simultaneously. In 2001, we purchased approximately 40.6% of grain from local sources, while in 2002 we purchased approximately 30.1% of grain from local sources. In 2003 the percentage of grain purchased from domestic markets was 38.3%, and in 2004 it was approximately 35.0%.

        Based on results for 2004, we estimate that an hypothetical variation of 10% in the cost of our feed ingredients would have an impact of Ps.646.9 million, or 6.0%, on total cost of sales.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II.

ITEM 13. DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15. CONTROLS AND PROCEDURES

        We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act is recorded, processed, summarized and reported as and when required.

        There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

        Currently, no member of our audit committee possesses all the characteristics included in the definition of an "audit committee financial expert" within the meaning of this Item 16A. We consider that the combined financial expertise of the members of our audit committee meet much of this requirement. Our audit commits has the authority and appropriated funding to obtain outside advice, as it deems necessary, to carry out its duties. Also, pursuant to local law, we have a statutory auditor who is responsible for reviewing financial matters and, beginning in 2005, he will be responsible for reviewing and analyzing all financial data provided to our audit committee.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT AND NON-AUDIT FEES

        The following table sets forth the fees billed to us by our independent auditors, Mancera, S.C., a member practice of Ernst & Young Global independent registered public accounting firm, during the fiscal years ended December 31, 2004 and 2003:

                                                YEAR ENDED DECEMBER 31,
                                             ----------------------------
                                                 2004            2003
                                             ------------    ------------

Audit fees ...............................   Ps.2,698,629    Ps.3,495,007
Audit-related fees .......................             --              --
Tax fees .................................        711,200         691,274
All other fees ...........................             --              --
                                             ------------    ------------
Total fees ...............................   Ps.3,409,829    Ps.4,186,281
                                             ============    ============

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
          PURCHASERS.

        Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

        Not applicable.

ITEM 18. FINANCIAL STATEMENTS

        See the Audited Financial Statements including notes, incorporated herein by reference.

ITEM 19.  EXHIBITS

        Documents filed as exhibits to this Form 20-F:

 EXHIBIT
   NO.                                     DESCRIPTION
--------        ----------------------------------------------------------------
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

                                            INDUSTRIAS BACHOCO, S.A. de C.V.

                                            By: /s/ DANIEL SALAZAR FERRER
                                                --------------------------------
                                                Daniel Salazar Ferrer
                                                Chief Financial Officer

Date: June 29, 2005

                        INDUSTRIAS BACHOCO, S.A. DE C.V.
                                AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                                   Years ended
                        December 31, 2002, 2003 and 2004
                  With Report of Independent Registered Public
                                 Accounting Firm

                        INDUSTRIAS BACHOCO, S.A. DE C.V.
                                AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2002, 2003 AND 2004

                                     CONTENT

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements:

  Consolidated Balance Sheets
  Consolidated Statements of Income
  Consolidated Statements of Changes in Stockholders' Equity
  Consolidated Statements of Changes in Financial Position
  Notes to the Consolidated Financial Statements

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Industrias Bachoco, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Industrias Bachoco, S.A. de C.V. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with accounting principles generally accepted in Mexico. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Industrias Bachoco, S.A. de C.V., and subsidiaries at December 31, 2003 and 2004, and the consolidated results of their operations, their changes in stockholders' equity and changes in their financial position for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from those followed in the United States of America (see Note 17).

As mentioned in Note 2p to the accompanying consolidated financial statements, effective January 1, 2003, the Company adopted the new requirements of Mexican accounting Bulletin E-1, Agriculture, issued by the Mexican Institute of Public Accountants. The effects are described in Note 3.

                                                     Mancera, S.C.
                                                  A Member Practice of
                                                  Ernst & Young Global


                                          C.P.C. Francisco Jose Sanchez Gonzalez

Mexico City, Mexico
March 18, 2005

                INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

          (Thousands of constant Mexican pesos as of December 31, 2004)

                                                                                 DECEMBER 31,
                                                             ---------------------------------------------------
                                                                                                  (Thousands of
                                                                                                  U.S. dollars)
                                                                                                    (Note 2)
                                                             ---------------   ---------------   ---------------
                                                                   2003              2004              2004
                                                             ---------------   ---------------   ---------------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                    Ps    1,650,659   Ps    2,338,102   $       209,620
                                                             ---------------   ---------------   ---------------
Accounts receivable:
  Trade, net                                                         421,480           379,835            34,054
  Value added and other recoverable taxes                            235,728           183,493            16,451
                                                             ---------------   ---------------   ---------------
Total accounts receivable                                            657,208           563,328            50,505
                                                             ---------------   ---------------   ---------------
Inventories, net - Note 3                                          1,621,597         1,453,879           130,346
Biological current assets -Note 3                                    173,044           171,438            15,370
Prepaid expenses and other current assets                             75,570            47,073             4,219
                                                             ---------------   ---------------   ---------------
Total current assets                                               4,178,078         4,573,820           410,060
                                                             ---------------   ---------------   ---------------
Property, plant and equipment, net - Note 4                        8,209,996         8,227,955           737,668
Biological non-current assets -Note 3                                346,765           329,830            29,571
Other assets                                                          12,017             9,108               817
Intangible assets - Note 10                                           13,008            24,874             2,230
Goodwill, net- Note 5                                                288,840           271,318            24,325
                                                             ---------------   ---------------   ---------------
TOTAL ASSETS                                                 Ps   13,048,704   Ps   13,436,905   $     1,204,671
                                                             ===============   ===============   ===============
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Notes payable to banks - Note 6                              Ps       33,083   Ps       75,350   $         6,755
Current portion of long-term debt - Note 6                            27,990            24,303             2,179
Accounts payable                                                     429,960           446,528            40,033
Related parties - Note 8                                               2,625             6,109               548
Income tax                                                            16,284            12,944             1,160
Other taxes payable and other accruals - Note 9                      153,384           188,021            16,857
                                                             ---------------   ---------------   ---------------
Total current liabilities                                            663,326           753,255            67,532
                                                             ---------------   ---------------   ---------------
LONG-TERM LIABILITIES:
Long-term debt - Note 6                                               97,681            72,535             6,503
Deferred income tax - Note 13                                      1,673,523         1,681,231           150,728
Labor obligations - Note 10                                           32,173            54,374             4,875
                                                             ---------------   ---------------   ---------------
TOTAL LIABILITIES                                                  2,466,703         2,561,395           229,638
                                                             ---------------   ---------------   ---------------
COMMITMENTS AND CONTINGENCIES- NOTE 11

STOCKHOLDERS' EQUITY - NOTE 12
Majority stockholders' equity
Capital stock                                                      2,057,083         2,056,877           184,407
Paid-in capital                                                      635,647           648,169            58,111
Reserve for repurchase company stock                                 176,754           153,203            13,735
Retained earnings                                                 11,401,160        11,717,065         1,050,481
Net income for the year                                              562,978           702,821            63,011
Minimum seniority premium liability adjustment  Note 10               (1,908)           (1,012)              (91)
Deficit from restatement of stockholders' equity                  (3,024,900)       (3,174,419)         (284,599)
Cumulative effect of deferred income tax -Note 13                 (1,268,318)       (1,268,318)         (113,710)
                                                             ---------------   ---------------   ---------------
Total majority stockholders' equity                               10,538,496        10,834,386           971,345
                                                             ---------------   ---------------   ---------------

Minority interest                                                     43,505            41,124             3,688
                                                             ---------------   ---------------   ---------------
Total stockholders' equity                                        10,582,001        10,875,510           975,033
                                                             ---------------   ---------------   ---------------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                                                     Ps   13,048,704   Ps   13,436,905   $     1,204,671
                                                             ===============   ===============   ===============

See accompanying notes.

                INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

          (Thousands of constant Mexican pesos as of December 31, 2004)

                                                                      YEARS ENDED DECEMBER 31,
                                                ----------------------------------------------------------------------
                                                                                                          (Thousands
                                                                                                            of U.S.
                                                                                                           dollars)
                                                                                                           (Note 2)
                                                --------------     --------------     --------------    --------------
                                                     2002               2003               2004              2004
                                                --------------     --------------     --------------    --------------
Net revenues                                    Ps  11,328,770     Ps  11,309,297     Ps  13,299,404    $    1,192,344
Cost of sales                                       (8,403,686)        (9,200,033)       (10,785,711)         (966,981)
                                                --------------     --------------     --------------    --------------
Gross profit                                         2,925,084          2,109,264          2,513,693           225,363
Selling, general and administrative expenses        (1,566,661)        (1,654,685)        (1,660,002)         (148,826)
                                                --------------     --------------     --------------    --------------
Operating income                                     1,358,423            454,579            853,691            76,537

Comprehensive financing income (cost):
  Interest income                                      118,152            162,822            101,842             9,130
  Interest expense                                     (34,321)           (26,021)          (121,508)          (10,894)
                                                --------------     --------------     --------------    --------------
  Net interest income (expense)                         83,831            136,801            (19,666)           (1,764)
  Foreign exchange gain, net                            45,354             72,576             45,052             4,039
  Loss on net monetary position                       (113,501)           (77,813)           (96,878)           (8,685)
                                                --------------     --------------     --------------    --------------
                                                        15,684            131,564            (71,492)           (6,410)
                                                --------------     --------------     --------------    --------------
Other income, net                                       44,197             23,515             30,865             2,767
                                                --------------     --------------     --------------    --------------

Income before income tax and asset tax,
employee profit sharing and cumulative effect
of change in accounting principle                    1,418,304            609,658            813,064            72,894

Income tax and asset tax - Note 13                     202,549           (111,412)          (103,456)           (9,275)
Employee profit sharing - Note 13                       (1,569)            (1,880)            (2,977)             (266)
                                                --------------     --------------     --------------    --------------
Income before cumulative effect of
 accounting change                                   1,619,284            496,366            706,631            63,353

Cumulative effect of change in accounting
 principle, net of taxes - Note 3                            -             71,093                  -                 -
                                                --------------     --------------     --------------    --------------
NET INCOME                                      Ps   1,619,284     Ps     567,459     Ps     706,631    $       63,353
                                                ==============     ==============     ==============    ==============
Majority net income                             Ps   1,617,100     Ps     562,978     Ps     702,821    $       63,011
Minority net income                                      2,184              4,481              3,810               342
                                                --------------     --------------     --------------    --------------
NET INCOME                                      Ps   1,619,284     Ps     567,459     Ps     706,631    $       63,353
                                                ==============     ==============     ==============    ==============

Weighted average units outstanding
 (in thousands)                                        297,898            299,369            299,630           299,630
                                                --------------     --------------     --------------    --------------
NET MAJORITY INCOME PER UNIT                    Ps        5.43     Ps        1.88     Ps        2.34    $          .21
                                                ==============     ==============     ==============    ==============

See accompanying notes.

                INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
          (Thousands of constant Mexican pesos as of December 31, 2004)

                                         NUMBER OF                                         RESERVE FOR
                                          UNITS OF                                         REPURCHASE
                                       CAPITAL STOCK                        PAID-IN        OF COMPANY        RETAINED
                                        (thousands)     CAPITAL STOCK       CAPITAL          STOCK           EARNINGS
                                      --------------   --------------   --------------   --------------   --------------
Balance at December 31, 2001                 298,154   Ps   2,056,105   Ps     554,455   Ps     222,507   Ps   9,163,989

Transfer of prior year's net income                -                -                -                -        1,245,117
Repurchase of stock                           (2,534)          (1,409)               -          (40,144)            (387)
Sales of repurchased stock                     1,846            1,026           29,706                -                -
Cash dividends paid                                -                -                -                -         (303,782)
Comprehensive income, net of tax                   -                -                -                -                -
                                      --------------   --------------   --------------   --------------   --------------
Balance at December 31, 2002                 297,466        2,055,722          584,161          182,363       10,104,937

Transfer of prior year's net income                -                -                -                -        1,617,100
Repurchase of stock                             (300)            (158)               -           (5,609)               -
Sales of repurchased stock                     2,834            1,519           51,486                -                -
Cash dividends paid                                -                -                -                -         (320,877)
Comprehensive income, net of tax                   -                -                -                -                -
                                      --------------   --------------   --------------   --------------   --------------
Balance at December 31, 2003                 300,000        2,057,083          635,647          176,754       11,401,160

Transfer of prior year's net income                -                -                -                -          562,978
Repurchase of stock                           (1,110)            (573)               -          (23,551)               -
Sales of repurchased stock                       710              367           12,522                -                -
Cash dividends paid                                -                -                -                -         (247,073)
Comprehensive income, net of tax                   -                -                -                -                -
                                      --------------   --------------   --------------   --------------   --------------
Balance at December 31, 2004
(Note 12)                                    299,600   Ps   2,056,877   Ps     648,169   Ps     153,203   Ps  11,717,065
                                      ==============   ==============   ==============   ==============   ==============

                                                          MINIMUM
                                                         SENIORITY       DEFICIT FROM      CUMULATIVE         TOTAL
                                            NET           PREMIUM       RESTATEMENT OF      EFFECT OF        MAJORITY
                                        INCOME FOR       LIABILITY       STOCKHOLDERS'      DEFERRED      STOCKHOLDERS'
                                         THE YEAR        ADJUSTMENT         EQUITY         INCOME TAX        EQUITY
                                      --------------   --------------   --------------   --------------   --------------
Balance at December 31, 2001          Ps   1,245,117   Ps        (725)  Ps  (2,887,954)  Ps  (1,268,318)  Ps   9,085,176

Transfer of prior year's net income       (1,245,117)               -                -                -                -
Repurchase of stock                                -                -                -                -          (41,940)
Sales of repurchased stock                         -                -                -                -           30,732
Cash dividends paid                                -                -                -                -         (303,782)
Comprehensive income, net of tax           1,617,100              (22)         (70,129)               -        1,546,949
                                      --------------   --------------   --------------   --------------   --------------
Balance at December 31, 2002               1,617,100             (747)      (2,958,083)      (1,268,318)      10,317,135

Transfer of prior year's net income       (1,617,100)               -                -                -                -
Repurchase of stock                                -                -                -                -           (5,767)
Sales of repurchased stock                         -                -                -                -           53,005
Cash dividends paid                                -                -                -                -         (320,877)
Comprehensive income, net of tax             562,978           (1,161)         (66,817)               -          495,000
                                      --------------   --------------   --------------   --------------   --------------
Balance at December 31, 2003                 562,978           (1,908)      (3,024,900)      (1,268,318)      10,538,496

Transfer of prior year's net income         (562,978)               -                -                -                -
Repurchase of stock                                -                -                -                -          (24,124)
Sales of repurchased stock                         -                -                -                -           12,889
Cash dividends paid                                -                -                -                -         (247,073)
Comprehensive income, net of tax             702,821              896         (149,519)               -          554,198
                                      --------------   --------------   --------------   --------------   --------------
Balance at December 31, 2004
(Note 12)                             Ps     702,821   Ps      (1,012)  Ps  (3,174,419)  Ps  (1,268,318)  Ps  10,834,386
                                      ==============   ==============   ==============   ==============   ==============

                                                            TOTAL
                                         MINORITY       STOCKHOLDERS'
                                         INTEREST          EQUITY
                                      --------------   --------------
Balance at December 31, 2001          Ps      46,164   Ps   9,131,340

Transfer of prior year's net income                -                -
Repurchase of stock                                -          (41,940)
Sales of repurchased stock                         -           30,732
Cash dividends paid                                -         (303,782)
Comprehensive income, net of tax              (1,210)       1,545,739
                                      --------------   --------------
Balance at December 31, 2002                  44,954       10,362,089

Transfer of prior year's net income                -                -
Repurchase of stock                                -           (5,767)
Sales of repurchased stock                         -           53,005
Cash dividends paid                                -         (320,877)
Comprehensive income, net of tax              (1,449)         493,551
                                      --------------   --------------
Balance at December 31, 2003                  43,505       10,582,001

Transfer of prior year's net income                -                -
Repurchase of stock                                -          (24,124)
Sales of repurchased stock                         -           12,889
Cash dividends paid                                -         (247,073)
Comprehensive income, net of tax              (2,381)         551,817
                                      --------------   --------------
Balance at December 31, 2004
(Note 12)                             Ps      41,124   Ps  10,875,510
                                      ==============   ==============

See accompanying notes.

                INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

          (Thousands of constant Mexican pesos as of December 31, 2004)

                                                                        YEARS ENDED DECEMBER 31
                                                  -----------------------------------------------------------------
                                                                                                       (Thousands
                                                                                                         of U.S.
                                                                                                         dollars)
                                                                                                        (Note 2)
                                                                                                     --------------
                                                       2002             2003             2004             2004
                                                  --------------   --------------   --------------   --------------
OPERATING ACTIVITIES:
Net income                                        Ps   1,619,284   Ps     567,459   Ps     706,631   $       63,353
Adjustments to reconcile net income to
  Resources provided by operating activities:
  Depreciation                                           346,719          384,220          420,275           37,679
  Deferred income tax                                   (257,045)          69,397           80,934            7,256
  Goodwill amortization                                   17,503           17,606           17,522            1,571
                                                  --------------   --------------   --------------   --------------
                                                       1,726,461        1,038,682        1,225,362          109,859

Changes in operating assets and liabilities:
  Accounts receivable                                     43,779          (56,174)          93,880            8,417
  Inventories and biological assets                     (111,766)        (319,863)         (42,678)          (3,826)
  Prepaid expenses and other current assets             (113,136)          93,432           28,498            2,555
  Accounts payable                                      (178,567)         143,072           16,568            1,485
  Related parties                                          3,933          (19,427)           3,484              312
  Taxes payable and other accruals                      (119,163)          28,199           31,297            2,806
   Labor obligations, net                                 (8,430)           2,428           11,231            1,006
                                                  --------------   --------------   --------------   --------------
RESOURCES PROVIDED BY OPERATING ACTIVITIES             1,243,111          910,349        1,367,642          122,614

FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt                       -           41,039            4,074              365
Proceeds from issuance of notes payable to banks          54,687           77,211          310,895           27,873
Repayment of long-term debt and notes payable           (178,585)        (160,423)        (293,701)         (26,331)
Constant pesos effect on notes payable to banks
 and long term-debt                                      (18,972)          (7,990)          (7,834)            (702)
Cash dividends paid                                     (303,782)        (320,877)        (247,073)         (22,151)
Sales (repurchases) of Company's own stock, net          (11,208)          47,238          (11,235)          (1,007)
                                                  --------------   --------------   --------------   --------------
RESOURCES USED IN FINANCING ACTIVITIES                  (457,860)        (323,802)        (244,874)         (21,953)

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment, net       (288,692)        (794,828)        (438,234)         (39,289)
Other assets                                               6,169            3,968            2,909              261
                                                  --------------   --------------   --------------   --------------
RESOURCES USED IN INVESTING ACTIVITIES                  (282,523)        (790,860)        (435,325)         (39,028)
                                                  --------------   --------------   --------------   --------------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                                    502,728         (204,313)         687,443           61,633
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF YEAR                                     1,352,244        1,854,972        1,650,659          147,987
                                                  --------------   --------------   --------------   --------------
CASH AND CASH EQUIVALENTS AT
 END OF YEAR                                      Ps   1,854,972   Ps   1,650,659   Ps   2,338,102   $      209,620
                                                  ==============   ==============   ==============   ==============

See accompanying notes.

                        INDUSTRIAS BACHOCO, S.A. DE C.V.
                                AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

                   (Thousands of constant Mexican pesos as of December 31, 2004, except per unit amounts)

1.  ORGANIZATION AND BUSINESS ACTIVITY

Industrias Bachoco, S.A. de C.V. and subsidiaries (collectively "Bachoco" or the "Company") are engaged in the breeding, processing and marketing of poultry (chicken and eggs) swine and other products (principally feed). Poultry sales represent 90%, 89% and 90% of net revenues for the years ended December 31, 2002, 2003 and 2004, respectively. All sales activities are carried out in Mexico, mainly through retailers, wholesalers and self-service outlets.

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

b) CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. The ownership interests of other stockholders in such subsidiaries are reflected as minority interest. Intercompany balances, investments and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements include the following consolidated subsidiaries as of December 31, 2002, 2003 and 2004:

                                                      PERCENTAGE EQUITY INTEREST
                                                    ------------------------------
                                                      2002       2003       2004
                                                    --------   --------   --------
                                                        %          %          %
Acuicola Bachoco, S.A. de C.V.                           100        100        100
Aviser, S.A. de C.V.                                     100        100        100
Bachoco, S.A. de C.V. ("BSACV")                          100        100        100
Campi Alimentos, S.A. de C.V.                              -        100        100
Campi Comercial, S.A. de C.V                             100          -          -
Huevo y Derivados, S.A. de C.V.                           97         97         97
Operadora de Servicios de Personal, S.A. de C.V.         100        100        100
Pecuarius Laboratorios, S.A. de C.V.                      64         64         64
Secba, S.A. de C.V.                                        -          -        100
Sepetec, S. A. de C.V.                                   100        100        100
Servicios de Personal Administrativo, S.A. de C.V.       100        100        100

In November 2004, the Company acquired all the shares of Secba, S.A. de C.V. from a related party for Ps 13,905. As of the date of the acquisition, the figures of Secba, S.A. de C.V. have been consolidated with the Company's figures. The excess of the purchase price paid over the book value of this investment amounted Ps 330 was taken other income.

In April 2002, the subsidiary Secba, S.A. de C.V. was sold for Ps 5,551 to a related party generating a gain of Ps 790, which is included in other income; consequently, this subsidiary's figures were not consolidated from the date of sale. Secba, S.A. de C.V. continued to render administrative services to the Company. The effects of the deconsolidation of this subsidiary were immaterial and did not affect the comparability of the accompanying financial statements.

In December 2003, Campi Comercial, S.A. de C.V. merged into BSACV (the surviving company). After the merger, a spin-off from BSACV was approved to create a new company known as Campi Alimentos, S.A. de C.V. The aforementioned transactions had no effect on the consolidated amounts.

c) RECOGNITION OF THE EFFECTS OF INFLATION ON FINANCIAL INFORMATION

The Company recognizes the effects of inflation on financial information as required by Mexican Accounting Principles Bulletin B-10, "Accounting Recognition of the Effects of Inflation on Financial Information", issued by the Mexican Institute of Public Accountants (the "Mexican Institute"). Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant Mexican pesos as of December 31, 2004. The December 31, 2004 restatement factor applied to the financial statements at December 31, 2002 and 2003 was 1.0937 and 1.0520, which represent the rate of inflation from December 31, 2002 and December 31, 2003 up to December 31, 2004, respectively, based on the Mexican National Consumer Price Index (NCPI) published by Banco de Mexico (the Central Bank).

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

Depreciation of property, machinery and equipment is computed on restated values using the straight-line method, based on the estimated useful lives of the related assets (see Note 4).

Inventories are valued at average cost of acquisition or production, which approximates estimated replacement cost, not in excess of net realizable value.

Other non monetary assets were restated using adjustment factors obtained from the NCPI.

Capital stock, paid-in capital, reserve for stock repurchase of Company's own shares and retained earnings were restated using adjustment factors obtained from the NCPI.

The deficit from restatement of stockholders' equity comprises the accumulated monetary position loss at the time the provisions of Bulletin B-10 were first applied and the subsequent gain or loss from holding nonmonetary assets, principally property, plant and equipment and inventories. A gain or loss from holding nonmonetary assets originates when the replacement cost of these assets is higher or lower than the cost of these assets restated by the NCPI.

The net monetary gain (loss) represents the impact of inflation on monetary assets and liabilities. The net monetary gain (loss) of each year is included in the statements of income as a part of the comprehensive financing income (cost).

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

d) CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist basically of bank deposits and highly liquid investments with maturities of less than 90 days. Such investments are stated at acquisition cost plus accrued interest, similar to market value.

e) ACCOUNTS RECEIVABLE

The Company periodically and systematically reviews the aging and collection of its accounts receivable. As a result of this procedure, the Company set up an allowance for doubtful accounts of Ps 40,105 and Ps 35,130 as of December 31, 2003 and 2004, respectively.

The recoverable value added tax is related to purchases of certain raw materials, property, plant and equipment and services charged by suppliers, which is subject to reimbursement.

f) CONCENTRATION OF RISK

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

g) LABOR OBLIGATIONS

Under Mexican labor law, employees are entitled to a compensation payment ("seniority premium") upon death, dismissal or at retirement after 15 or more years of service. The Company accounts for this obligation in accordance with Bulletin D-3 Labor Obligations issued by the Mexican Institute; consequently, seniority premium costs are recognized periodically during the years of service by employees, based on actuarial computations.

Also, in accordance with Mexican labor law, the Company is contingently liable for severance payments to employees who are unjustifiably dismissed. Such payments are charged to income in the year in which the decision to dismiss an employee is made.

Bachoco has established a defined benefit pension plan which has been accounted for in accordance with the requirements of Bulletin D-3. This Bulletin defines, among other things, the accounting treatment of pensions and seniority premiums.

Bachoco implemented a defined benefit retirement pension plan that covers all non-unionized employees. Participating employees are required to contribute with a minimum of 1% of their salary. Such percentage may be increased based on years of service up to a maximum of 5%.

h) INCOME TAXES AND EMPLOYEE PROFIT SHARING

The Company recognizes deferred taxes on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date of the lastest financial statements issued, as required by Mexican accounting Bulletin D-4, "Accounting for Income Tax, Asset Tax and Employee Profit Sharing", issued by the Mexican Institute.

The annual change in the deferred tax liability is presented in the statement of operations, except for the portion that corresponds to the holding of non-monetary assets, which is to be presented under stockholders' equity and has been included in the deficit from holding non-monetary assets.

Current year income tax is charged to results of operations and represents a liability due and payable in less than one year.

The Company evaluates periodically the possibility of recovering deferred tax assets and if necessary, establishes a reserve.

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

The accumulated deferred income tax effect included in stockholders' equity corresponds to the deferred income tax determined at the time the requirements of Bulletin D-4 were first applied, which was Ps 1,268,318.

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

k) COMPREHENSIVE INCOME

As established in Mexican accounting Bulletin B-4, "Comprehensive Income", comprehensive income consists of the net income, plus the result from holding non-monetary assets and the effect of deferred taxes applied directly to stockholders equity, minimum seniority premium liability adjustment and the effect of minority interest.

l) FINANCIAL INSTRUMENTS

In order to reduce its financial costs, the Company uses financial instruments (derivatives), which are valued using the same method as the one used to value the assets and liabilities being hedged. The valuation effect of such instruments is recognized in the statement of income, net of costs, expenses or income derived from the hedged assets and liabilities. These instruments not acting as hedges are presented at market value and gains and losses resulting from changes in such market values are recorded in results of operations, as required by Mexican accounting Bulletin C-2, Financial Instruments, issued by the Mexican Institute. The market value of financial instruments has been included in cash equivalents due to its immateriality (Ps 6,614 in 2003 and Ps 14,235 in 2004).

m) CAPITALIZED SOFTWARE

The Company capitalizes software development when the product under development has reached technological feasibility. Costs incurred prior to the establishment of technological feasibility are charged to product development expense.

The Company capitalizes qualifying internal and external costs incurred during the application development stage. Costs incurred during the preliminary project stage and post implementation stage/operation stage are expensed as incurred.

n) GOODWILL

Goodwill represents the excess of the purchase price paid for acquired subsidiaries and affiliates over the fair value of the net assets acquired. Goodwill is amortized using the straight-line method over a twenty-year period. Amortization will be discontinued in 2005 on explained after under paragraph
Note 2v.

o) FOREIGN EXCHANGE DIFFERENCES

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences determined from such date to the time foreign currency denominated assets and liabilities are settled or translated at the balance sheet date are charged or credited to operations.

See Note 15 for the Company's foreign currency position at the end of each year and the exchange rates used to translate foreign currency denominated balances.

p) AGRICULTURE

Effective January 1, 2003, the Company adopted the requirements of Mexican accounting Bulletin E-1, Agriculture, which establishes the rules for recognizing, valuing, presenting and disclosing biological assets and agricultural products, it also establishes the treatment to be given to government subsidies on biological assets.

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

The Company's biological assets consist of poultry in its different stages, incubatable eggs and breeding pigs. Agricultural products are processed chicken, commercial eggs and commercial pigs.

Poultry being fattened (with less than 6.5 weeks old), incubatable eggs for fattening, pigs and laying hens, are valued at production cost since it is not possible to determine their fair value in a reliable, verifiable and objective manner.

Poultry being fattened from age 6.5 weeks to the time birds are ready for sale, is valued at fair value net of estimated costs at point of sale, considering the sales price per kilogram of processed chicken at the date of valuation.

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

q) INTANGIBLE ASSETS

Effective January 1, 2003, the Company adopted the requirements of Mexican accounting Bulletin C-8, Intangible Assets, issued by the Mexican Institute. Bulletin C-8 specifies, among other things, that project development costs are to be capitalized if they meet certain established requirements with respect to their recognition as assets. Pre-operating costs are to be recognized as an expense of the period and intangible assets with indefinite useful lives, are not to be amortized, but instead evaluated annually for impairment. Unamortized balances of pre-operating expenses capitalized through December 31, 2003 in terms of the previous Bulletin C-8, are to continue to be amortized as specified in such bulletin. The effects of the adoption of this new bulletin were not material for the Company.

r) LIABILITIES, PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND COMMITMENTS

Effective January 1, 2003, the Company adopted the requirements of Mexican accounting Bulletin C-9, Liabilities, Provisions, Contingent Assets and Liabilities and Commitments, issued by the Mexican Institute. This bulletin is more precise in defining provisions, accrued liabilities and contingent liabilities, the use of the present value and the early retirement of debt securities or their replacement by a new issue. Such bulletin establishes the rules for valuing and presenting liabilities, as well as provisions.

s) SEGMENTS

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

t) ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

Effective January 1, 2004, the Company adopted the requirements of Mexican accounting Bulletin C-15, Accounting for the Impairment or Disposal of Long-lived Assets, issued by the Mexican Institute in March 2003.

Bulletin C-15 establishes that if there are any indications of impairment in the value of long-lived assets, the related loss should be determined based on the recovery value of the related asset, which is defined as the difference between the asset's net selling price and its carrying amount. An impairment loss is recognized if the net carrying amount of the asset exceeds the recovery value.

The application of this new pronouncement had no effect on the Company's financial position or on its results of operations.

u) FINANCIAL INSTRUMENTS

In April 2003, the Mexican Institute of Public Accountants issued Bulletin C-12, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, the objective of which is to specify the differences between liabilities and equity. Bulletin C-12 also establishes the rules for classifying and valuing the initial recognition of the components of liabilities and equity of combined instruments, as well as the rules for disclosing such financial instruments. The observance of Bulletin C-12 is compulsory for fiscal years beginning on or after January 1, 2004. Company management has concluded that the adoption of this new accounting pronouncement does not have any effect on the Company's financial position or on its results of operations, since the Company has not entered into any agreements involving financial instruments.

v) NEW ACCOUNTING PRONOUNCEMENTS

Business acquisitions

In May 2004, the Mexican Institute issued Mexican accounting Bulletin B-7, Business Acquisitions. The observance of Bulletin B-7 is mandatory for fiscal years beginning on or after January 1, 2005, although earlier observance is recommended. Bulletin B-7 addresses the financial accounting and reporting for business and entity acquisitions and requires that all business combinations be accounted for using only the purchase method. Bulletin B-7 also eliminates the amortization goodwill and provides specific rules related to the acquisition of minority interest and to the transfer of net assets or exchange of equity interests between entities under common control.

Management believes that the adoption of this accounting pronouncement will increase the Company's net income in 2005 by Ps 17,522, derived from the elimination of goodwill amortization.

Financial instruments

In April 2004, the Mexican Institute amended Mexican accounting Bulletin C-2, Financial Instruments. The amendments establish that changes in the fair value of instruments classified as available for sale be disclosed in the holder's stockholders' equity. The amended Bulletin C-2 also provides the requirements and rules for the accounting treatment of transfers between financial asset categories. The amendments are also more precise in establishing the guidelines for the accounting treatment to be given to impairment in the fair value of financial instruments. Furthermore, the amended bulletin requires that such instruments be classified as either short-term or long-term and clarifies the rules for presenting in the statement of changes in financial position changes associated with the purchase, sale and maturity of financial instruments. Finally, the amendments broaden the disclosure rules established under Bulletin C-2.

The observance of the amendments to Bulletin C-2 is mandatory for fiscal years beginning on or after January 1, 2005, although earlier observance is permitted. Management does not believe the adoption of this new accounting requirement will have a material effect on the Company's financial position or on its results of operations.

Accounting for derivative instruments and hedging activities

In April 2004, the Mexican Institute issued Bulletin C-10, Accounting for Derivative Instruments and Hedging Activities. Bulletin C-10 establishes the defining characteristics that financial instruments must have to be considered derivatives, as well as the conditions that must be met for specifically designating derivatives as hedges. Bulletin C-10 also provides guidelines for assessing the effectiveness of hedging derivatives and the rules for their valuation and the accounting for changes in their fair value. Finally, this bulletin provides guidelines for disclosing and presenting hedges in the financial statements. Management does not believe the adoption of this new accounting requirement will have a material effect on the Company's financial position or on its results of operations.

Labor Obligations

In January 2004, the Mexican Institute issued the revised accounting Bulletin D-3, Labor Obligations. The revised bulletin establishes the overall rules for the valuation, presentation and disclosure of so-called "other post-retirement benefits and the reduction and early extinguishment of such benefits", thus nullifying the provisions of Circular 50. Bulletin D-3 also provides rules applicable to employee termination pay. The observance of these new rules is mandatory for fiscal years beginning on or after January 1, 2005. Management does not believe the adoption of this new accounting requirement will have a material effect on the Company's financial position or on its results of operations.

w) CONVENIENCE TRANSLATION

United States dollar amounts as of December 31, 2004, shown in the accompanying consolidated financial statements, have been included solely for the convenience of the reader and are translated from Mexican pesos to US dollars as a matter of arithmetic computation only, at an exchange rate of Ps 11.154 to one U.S. dollar, which was the exchange rate at December 31, 2004. Such translation should not be construed as a representation that the Mexican peso amounts could have been or could be converted into U.S. dollars at this or any other rate.

x) RECLASSIFICATIONS

Some amounts shown in the 2002 and 2003 financial statements have been reclassified for uniformity of presentation with 2004.

3. INVENTORIES AND BIOLOGICAL ASSETS

a) Inventories consist of the following:

                                                 2003              2004
                                            --------------    --------------
  Raw materials and byproducts              Ps     691,205    Ps     629,085
  Medicine, materials and spare parts              238,815           286,934
  Finished feed                                     35,565            30,708
                                            --------------    --------------
                                                   965,585           946,727
                                            --------------    --------------
Agricultural products:
  Live chicken                                     422,261           387,052
  Processed chicken                                212,609           102,745
  Commercial egg                                    21,142            17,355
                                            --------------    --------------
                                                   656,012           507,152
                                            --------------    --------------
Total                                       Ps   1,621,597    Ps   1,453,879
                                            ==============    ==============

b) Biological assets at December 31, 2003 and 2004 consist of the following:

Current biological assets                      2003             2004
                                          -------------    -------------
   Breeder chicken                        Ps    102,640    Ps    101,679
   Breeder pigs                                  18,268           15,848
   Incubatable eggs for fattening                52,136           53,911
                                          -------------    -------------
Total current biological assets                 173,044          171,438
                                          -------------    -------------
Non-current biological assets
   Laying and breeder hens                       37,367           50,302
   Incubatable eggs for laying hens               1,471            1,610
   Pigs                                          26,348           26,608
   Laying hens                                  438,139          434,894
   Allowance for productivity declines         (156,560)        (183,584)
                                          -------------    -------------
Total non-current biological assets             346,765          329,830
                                          -------------    -------------
Total inventories and biological assets   $   2,141,406    $   1,955,147
                                          =============    =============

c) The cumulative effect of the adoption of Mexican accounting Bulletin E-1 at January 1, 2003 resulted in an increase of biological assets for Ps 84,634 (Ps 71,093 net of taxes), which is presented in the consolidated statement of income as a cumulative effect of accounting change.

The increase in the historical cost of biological assets and agricultural products to bring them to their fair value at December 31, 2003 aggregated Ps 61,984. The difference between fair values of beginning and ending inventories of Ps 22,650 was recognized in the net revenues caption in the consolidated statement of income.

Had Bulletin E-1 been in force before January 1, 2002, the unaudited pro forma net revenues, net income and net income per unit would be as follows:

                                                  2002               2003              2004
                                            ---------------    ---------------   ---------------
Net revenues as reported                    Ps   11,328,770    Ps   11,309,297   Ps   13,299,404
Effect of valuation at fair value
   of biological assets and agricultural
   products                                         (12,540)                 -                 -
                                            ---------------    ---------------   ---------------
Pro forma net revenues                      Ps   11,316,230    Ps   11,309,297   Ps   13,299,404
                                            ===============    ===============   ===============
Net income as presented                     Ps    1,619,284    Ps       567,459  Ps      706,631
Effect of valuation at fair value
   of biological assets and agricultural
   products net of taxes                            (11,827)                 -                 -
Minority interest                                    (2,184)                 -                 -
                                            ---------------    ---------------   ---------------
Pro forma net income                        Ps    1,605,273    Ps      567,459   Ps      706,631
                                            ===============    ===============   ===============

Net income per unit as report               Ps         5.43    Ps         1.88   Ps         2.34
Pro forma net income per unit as reported              5.39               1.88              2.34

4.  PROPERTY, PLANT AND EQUIPMENT

a) Property, plant and equipment consists of the following as of December 31:

                                              USEFUL LIVES           2003              2004
                                            ---------------    ---------------   ---------------
Land                                                      -    Ps      688,287   Ps      704,704
Buildings, farm structures and                         8-28
  equipment                                           years         10,523,640        10,968,194
Office, furniture and equipment                           3            213,070           219,439
Transportation equipment                                  7          1,091,199         1,066,783
                                                               ---------------   ---------------
                                                                    12,516,196        12,959,120
Accumulated depreciation                                            (4,590,949)       (4,922,140)
                                                               ---------------   ---------------
Net                                                                  7,925,247         8,036,980
Construction in progress                                               284,749           190,975
                                                               ---------------   ---------------
Total                                                          Ps    8,209,996   Ps    8,227,955
                                                               ===============   ===============

b) As described in Note 2, the Company capitalizes comprehensive financing cost on assets under construction during the construction period. In 2002, 2003 and 2004, there was no capitalization of net financing cost.

c) Depreciation expense for the years ended December 31, 2002, 2003 and 2004, was Ps 346,719, Ps 384,220 and Ps 420,275, respectively.

5. GOODWILL

Goodwill was generated in 1999, as a result of acquiring the shares of Grupo Campi, S.A. de C.V., for the amount of Ps 359,291. At December 31, 2003 and 2004, accumulated amortization aggregates Ps 70,451 and Ps 87,973, respectively.

Amortization expense for the years ended December 31, 2002, 2003 and 2004, was Ps 17,503, Ps 17,606 and Ps 17,522, respectively.

6.  NOTES PAYABLE TO BANKS AND LONG-TERM DEBT

a) Notes payable to banks and long-term debt, as of December 31, consists of the following:

                                               2003             2004
                                          -------------    -------------
Unsecured notes payable to banks:
Denominated in Mexican pesos, interest
  rate  2003 and 2004: CETES FIRA rate
  less 3.5 points.                        Ps     33,083    Ps     35,350
Denominated in Mexican pesos, interest
  rate: TIIE FIRA rate less .75 points                -           40,000
                                          -------------    -------------
Total notes payable to bank               Ps     33,083    Ps     75,350
                                          =============    =============

The weighted average interest rate on short-term notes payable at December 31, 2003 and 2004 was 2.50% and 4.93%, respectively.

                                                               2003               2004
                                                         ---------------    ---------------
Long-term debt to banks:
Secured by equipment:
  Denominated in Mexican pesos,
  repayable in monthly instalments:
  Through 2010, at CETES rate plus 2 points              Ps       64,061    Ps       55,000
  Maturing in 2005, at interbank equilibrium
  (TIIE) rate plus 4 points or CETES rate plus 2
   points                                                          8,653              4,117
  Maturing in 2007, fix rate of 10.45%                            48,212             33,340
Unsecured:
  Maturing in 2004
  LIBOR rate plus 20%                                              4,320                  -
  Maturing in 2005
  LIBOR rate plus 20%                                                425                402
  Denominated in Mexican pesos, at TIIE FIRA
  rate less 3.30 points, with minimum rate of 2.70%                    -              3,979
                                                         ---------------    ---------------
Total                                                            125,671             96,838
Less current portion                                             (27,990)           (24,303)
                                                         ---------------    ---------------
Total long-term debt                                     Ps       97,681    Ps       72,535
                                                         ===============    ===============

Weighted average interest rates on long-term debt at December 31, 2003 and 2004 were approximately 8.11% and 9.35%, respectively. The weighted average interest rate on the Company's total debt at December 31, 2003 and 2004 was 6.94% and 7.18%, respectively.

b) At December 31, 2003 and 2004, unused lines of credit totaled Ps 1,266,773 and Ps 944,213, respectively. In 2003 and 2004, the Company did not pay any fee for unused lines of credit.

c) The book value of assets collateralizing long-term debt was Ps 252,101 at December 31, 2003 and Ps 243,032 at December 31, 2004.

d) Maturities of long-term debt as of December 31, 2004 are as follows:

                YEAR          AMOUNT
                ----       ------------
                2006       Ps    20,793
                2007             17,662
                2008             10,022
                2009             11,811
                2010             12,247
                           ------------
                           Ps    72,535
                           ============

7.  FINANCIAL INSTRUMENTS

During 2003 and 2004, the Company has observed different strategies with respect to derivatives.

At December 31, 2003, the Company had entered into exchange-rate options, which expired during 2004. At December 31, 2003, the Company had a call option of $ 35,239 (thousand of usd), for which the Company paid a premium of Ps 17,760, as well as put options of $ 89,040 (thousand of usd), for which the Company received a premium of Ps 22,111. Considering the fair value of these transactions, the closing of the call-option position was Ps 18,039 and the put-option position was Ps 15,775, thus giving rise to a gain of Ps 6,614, which was recorded in the caption foreign exchange gain, net.

At December 31, 2004, the Company maintains positions in the following financial instrument derivatives:

    FINANCIAL INSTRUMENT                            NOTIONAL AMOUNT /     MARKET VALUE GAIN
        DERIVATIVES            TYPE    POSITION    NUMBER OF CONTRACTS          (loss)
---------------------------    ----    --------    -------------------    -----------------
Exchange rate options          Put       Short           Usd.   35,200    Ps         (8,738)
Exchange rate options          Put       Long            Usd   134,100               27,439
Exchange rate options          Call      Short           Usd   148,420              (24,851)
Exchange rate options          Call      Long            Usd   161,220               23,645
Corn, bean and soy futures               Short                     374               (1,291)
Corn, bean and soy futures               Long                      329                1,623
Corn, bean and soy  options    Put       Short                     441               (1,298)
Corn options                   Call      Long                      160                  202
Peso futures                             Long                      500                1,602
Peso futures                             Short                     500               (1,115)
Peso options                   Put       Short                     125                 (452)
Peso options                   Put       Long                      125                  820
Peso options                   Call      Short                     295               (3,351)
                                                                          -----------------
Total                                                                     Ps         14,235
                                                                          =================

At December 31, 2003 and 2004, the derivative financial instruments were valued at their market value, because they do not qualify as hedges, based on rules established by Bulletin C-2.

8.  RELATED PARTIES

a) A summary of related party accounts payable as of December 31, is as follows:

                                                        RELATION           2003              2004
                                                       -----------     -------------     -------------
Llantas y Accesorios, S.A. de C.V.                     Affiliate       Ps          -     Ps         25
Maquinaria Agricola, S.A. de C.V.                      Affiliate                   -               113
Vimifos, S.A. de C.V.                                  Affiliate               2,563             5,920
Autos y Accesorios, S.A. de C.V.                       Affiliate                  62                51
                                                                       -------------     -------------
                                                                       Ps      2,625     Ps      6,109
                                                                       =============     =============

All of these companies are considered as related parties, as the Company's main shareholders are also directly or indirectly, shareholders of these companies.

b) For the years ended December 31, 2002, 2003 and 2004, the Company had the following transactions with related parties:

                                                           2002            2003              2004
                                                       -----------     -------------     -------------
Airplane leasing expenses                              Ps    3,702     Ps      4,776     Ps      2,731
Purchases of vehicles, tires and spare parts                52,558            49,788            37,787
Purchases of feed, raw materials and
 packing supplies                                          107,088           161,108           195,992
Administrative services                                    335,199           350,855           346,240

c) BSACV has an open contract with Secba, S.A. de C.V., in which the latter provides administrative services, including management and operations services. The amount of the consideration paid is determined as a function of expenses incurred by Secba, S.A. de C.V. for the rendering of the services. As of the date of acquisition of the shares of Secba, operations with this subsidiary are eliminated in the consolidated financial statements.

9. OTHER TAXES PAYABLE AND OTHER ACCRUALS

a) An analysis of other taxes payable and other accruals presented in the financial statements is as follows:

                                                     2003             2004
                                                 -----------     -------------
Expenses payable                                 Ps  103,217     Ps    101,999
Interest payable                                         237             1,386
Tax payable                                            2,308             5,238
Salaries payable                                       8,839            16,537
Rights payable                                        14,388            18,086
Social Securities                                     17,454            20,996
Employee profit sharing                                2,454             3,645
Other accounts payable                                 4,487            20,134
                                                 -----------     -------------
Total                                            Ps  153,384     Ps    188,021
                                                 ===========     =============

b) Expenses payable at December 31, 2003 and 2004, include expense provisions analysed as follows:

                                         BALANCES AT       INCREASES                          BALANCES AT
                                         DECEMBER 31,      DURING THE                         DECEMBER 31,
                                            2003             YEAR             PAYMENTS           2004
                                        -------------   ---------------   ---------------   ---------------
Office expenses (light and power,
 water, telephone)                      Ps    101,433   Ps      350,621   Ps      350,819   Ps      101,235
Fees                                            1,784               211             1,231               764
                                        -------------   ---------------   ---------------   ---------------
                                        Ps    103,217   Ps      350,832   Ps      352,050   Ps      101,999
                                        =============   ===============   ===============   ===============

                                         BALANCES AT       INCREASES                          BALANCES AT
                                         DECEMBER 31,      DURING THE                         DECEMBER 31,
                                            2002             YEAR             PAYMENTS            2003
                                        -------------   ---------------   ---------------   ---------------
Office expenses (light and power,
 water, telephone)                      Ps     82,629   Ps      480,561   Ps      461,757   Ps      101,433
Fees                                                -            29,212            27,428             1,784
                                        -------------   ---------------   ---------------   ---------------
                                        Ps     82,629   Ps      509,773   Ps      489,185   Ps      103,217
                                        =============   ===============   ===============   ===============

10.  LABOR OBLIGATIONS

The analysis of the net period cost, the funded status and the assumptions considered in the pension plan and the seniority premium obligation at December 31, 2003 and 2004 is as follows:

                                                           PENSION PLAN
                                        --------------------------------------------------
                                             2002              2003              2004
                                        --------------    --------------    --------------
NET PERIOD COST:
Labor cost                              Ps       3,581    Ps       3,585    Ps       8,805
Return on plan assets                             (964)           (1,278)           (5,167)
Amortization of past service costs                 556               447             2,309
Interest cost                                    1,330             1,413             6,396
                                        --------------    --------------    --------------
Net period cost                         Ps       4,503    Ps       4,167    Ps      12,343
                                        ==============    ==============    ==============
LABOR OBLIGATIONS:
Accumulated benefit obligation                            Ps      22,690    Ps     116,958
                                                          --------------    --------------

Projected benefit obligation                           Ps       26,234    Ps      130,860
Plan assets                                                    (22,387)           (96,085)
Unrecognized prior service cost                                 (4,044)           (24,200)
Actuarial gains                                                 13,674             20,427
Unrecognized changes or improvements                            (9,289)           (18,595)
                                                       ---------------    ---------------
Net projected benefit obligation                                 4,188             12,407
                                                       ---------------    ---------------
Unfunded accumulated benefit obligation                Ps          734    Ps       22,760
                                                       ---------------    ---------------
Unfunded  accumulated  benefit  obligation less than
net projected seniority premium in some subsidiaries
                                                       Ps        3,527    Ps        3,161
Additional liability                                   Ps           74    Ps       13,512
                                                       ---------------    ---------------
Intangible assets                                      Ps           74    Ps       13,512
                                                       ---------------    ---------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year                Ps       26,033    Ps       26,234
Incorporation of the subsidiary Secba                              -              100,547
                                                       ---------------    ---------------
                                                                26,033            126,781
Service cost                                                     3,585              8,805
Interest cost                                                    1,413              6,396
Actuarial differences                                           (4,128)            (7,019)
Benefits paid                                                     (669)            (4,103)
                                                       ---------------    ---------------
Projected benefit obligation at end of year            Ps       26,234    Ps      130,860
                                                       ===============    ===============
CHANGES IN PLAN ASSETS:
Fair value of plan assets at beginning
  of the year                                          Ps       16,220    Ps       22,387
Incorporation of the subsidiary Secba                              -               67,960
                                                       ---------------    ---------------
                                                                16,220             90,347
Actual return on plan assets                                     1,278              5,167
Employer contribution                                            3,700             13,342
Actuarial differences                                            1,858             (8,668)
Benefits paid                                                     (669)            (4,103)
                                                       ---------------    ---------------
Fair value of plan assets at end of year               Ps       22,387    Ps       96,085
                                                       ===============    ===============

                                                       SENIORITY PREMIUM
                                      ---------------------------------------------------
                                           2002             2003               2004
                                      --------------   ---------------    ---------------
NET PERIOD COST:
Labor cost                            Ps       2,465   Ps        2,508    Ps        2,932
Amortization of past service costs             1,694             2,119              2,767
Interest cost                                  1,419             1,494              1,739
                                      --------------   ---------------    ---------------
Net period cost                       Ps       5,578   Ps        6,121    Ps        7,438
                                      ==============   ===============    ===============

LABOR OBLIGATIONS:
Accumulated benefit obligation                         Ps       27,912    Ps       28,453
                                                       ---------------    ---------------

Projected benefit obligation                           Ps       32,154    Ps       36,238
Unrecognized prior service cost                                 (7,024)            (7,372)
Actuarial losses                                                (5,920)            (8,292)
Unrecognized improvements to the plan                           (6,140)            (4,495)
                                                       ---------------    ---------------
Net projected seniority premium                                 13,070    Ps       16,079
                                                       ---------------    ---------------

Unfunded accumulated benefit obligation                Ps       27,912    Ps       28,453
                                                       ---------------    ---------------

Additional liability                                   Ps       14,842    Ps       12,374
Intangible assets                                      Ps       12,934    Ps       11,362
                                                       ---------------    ---------------
Minimum seniority premium liability
  Adjustment                                           Ps       (1,908)   Ps       (1,012)
                                                       ===============    ===============
Change in benefit obligation:
Benefit obligation at beginning of year                Ps       28,984    Ps       32,154
Incorporation of the subsidiary Secba                                -              3,139
                                                       ---------------    ---------------
                                                                28,984             35,293
Service cost                                                     2,508              2,932
Interest cost                                                    1,494              1,739
Actuarial differences                                            2,689              1,650
Benefits paid                                                   (3,521)            (5,376)
                                                       ---------------    ---------------
Projected benefit obligation at end of year            Ps       32,154    Ps       36,238
                                                       ===============    ===============

The Company used December 31, 2002, 2003 and 2004 measurement date for pension plan and seniority premium.

The prior service cost, the past service costs and actuarial differences assumptions will be amortized over a period ranging from 21 to 25 years (the average remaining working life of employees).

The asset allocation for the Company's pension plan at the end of 2002, 2003 and 2004 and the target allocation for 2005 by asset category are as follows:

                                                                                                 TARGET
                                                 PERCENTAGE OF PLAN AT YEAR END                ALLOCATION
                                      ---------------------------------------------------    --------------
                                           2002             2003               2004               2005
                                      --------------   ---------------    ---------------    --------------
Fixed-income securities                     85%              76%                79%                80%
Fixed-variable income securities            15%              24%                21%                20%

Target asset allocations reflect its investment strategy of maximizing the rate of return on plan assets and the resulting funded status, within an appropriate level of risk.

The rates considered in the actuarial study were in 2002, 2003 and 2004 as follows:

                                           2002             2003               2004
                                      --------------   ---------------    ---------------
Labor obligations discount                  5.50%            5.25%              5.50%
Future salary increases                     2.50%            1.50%              1.50%
Return on assets                            6.50%            6.00%              6.50%

Information about the expected cash flow for the pension benefit plant and seniority premium follows:

                                                          SENIORITY
                                       PENSION PLAN        PREMINUM
                                      --------------   ---------------
Expected benefit payment:
         2005                         Ps       4,010   Ps        4,333
         2006                                  4,660             4,678
         2007                                  5,495             4,842
         2008                                  6,143             4,870
         2009                                  7,013             4,908
         2010-2014                            48,529            24,934
                                      --------------   ---------------
         Total                        Ps      75,850   Ps       48,565
                                      ==============   ===============

The above table reflects the total benefits expected to be paid from the plan.

11.  CONTINGENCIES AND COMMITMENTS

a) Bachoco has entered into operating leases for certain offices, production sites, automotive and computer equipment. Most leases contain renewal options. Rental expense was as follows:

                                        YEARS ENDED
                                        DECEMBER 31
                                      --------------
                  2002                Ps      33,451
                  2003                        24,168
                  2004                        28,564

b) Future minimum annual rental payments under existing operating leases with initial terms in excess of one year as of December 31, 2004, are as follow:

                                        YEARS ENDED
                                        DECEMBER 31
                                      --------------
             2005                     Ps      28,564
             2006                             21,911
             2007                             14,796
             2008                             12,821
             2009                             12,821
             2010 and thereafter               8,009
                                      --------------
             Total                    Ps      98,922
                                      ==============

12.  STOCKHOLDERS' EQUITY

a) In April 1997, Bachoco had a stock split and created so-called "BL" units, which consist of one series "B" share and one series "L" share, and so-called "BB" units, which consist of two series "B" shares. Series "L" shares have limited voting rights.

b) In 2002, 2003 and 2004, the Company declared and paid cash dividends at nominal values of Ps 267,834, Ps 297,738 and Ps 238,925, respectively (Ps 303,782, Ps 320,877 and Ps 247,073, in constant Mexican pesos) or Ps .90, Ps .99 and Ps .80, respectively, per unit in nominal pesos.

c) The Mexican Corporation Act requires that at least 5% of each year's net income be appropriated to increase the legal reserve until such reserve is equal to 20% of capital stock issued and outstanding. The balance of the legal reserve at December 31, 2003 and 2004, included in retained earnings, was Ps 184,412.

d) The Company approved a stock repurchase plan in 1998, in conformity with the Mexican Securities Trading Act, providing a stock repurchase reserve for that purpose of Ps 180,000 (Ps 272,368 expressed in constant Mexican pesos) through the appropriation of retained earnings in 1998. During 2002, 2003 and 2004, the Company repurchased 2,534 thousand, 300 thousand and 1,110 thousand units for Ps 41,940, Ps 5,767 and Ps 24,124, respectively. In 2002, 2003 and 2004, the
Company sold 1,846 thousand, 2,834 thousand and 710 thousand of units, respectively, previously repurchased; the sales value of latter was for Ps 30,732 Ps 53,005 and Ps 12,889 respectively.

e) The Company is required to pay taxes on dividends distributed to stockholders only to the extent the payment made exceeds the balance of the net tax profit account (CUFIN), which is used to control earnings on which income tax has already been paid.

Income tax paid on dividends refers to a tax payable by corporate entities and not by individuals.

The Company obtains the majority of its revenues and net profit from BSACV. For the years 2002 through 2004, pretax income of BSACV, represented between 87% and 92% of Bachoco's consolidated pretax income.

Dividends on which BSACV has paid income tax will be credited to the Company's "CUFIN" account and, accordingly, no further income tax will be paid when such amounts are distributed as dividends to the Company's stockholders.

f) The corporate income tax rate for the year was 34% in 2003 (35% in 2002 and
2001). However, from 1999 through 2001, corporate taxpayers had the option of deferring a portion so that the tax payable represented 30% of taxable income. The earnings on which there was a deferral of taxes had to be controlled in a so-called "net reinvested tax profit account" ("CUFINRE"). This was basically to clearly identify the earnings on which the taxpayer had opted to defer payment of corporate income tax.

Since the Company opted for this tax deferral, earnings will be considered to be distributed first from the "CUFINRE" account and any excess will be paid from the "net tax profit account" ("CUFIN") so as to pay the 5% deferred tax. Effective January 1, 2002, the above-mentioned option of deferring a portion of income tax was eliminated.

13.  INCOME TAX, ASSET TAX AND EMPLOYEE PROFIT SHARING

a) The Company and each of its subsidiaries file separate income tax returns. BSACV, the Company's principal operating subsidiary, is subject to payment of corporate income tax under the provisions of the simplified regime, which is applicable to companies engaged exclusively in agriculture, cattle-raising, fishing, forestry and certain other activities the income tax law establishes that are exclusive when the companies obtain no more than 10% of their revenues from the production of processed products, with which rule BSACV has complied.

Effective January 1, 2002, the Mexican Congress passed a new Income Tax Law that substantially modified the procedure for determining taxable income of those entities that pay taxes under the previous simplified regime. As of that date, taxable income in the simplified regimen is determined based on income collected, less deductions paid.

The corporate tax rates for 2002, 2003, and 2004 were 35%, 34% and 33% respectively. However, Companies engaged exclusively in agriculture, cattle-raising, fishing, forestry and certain other activities, have a 50% reduction in the tax payable.

In December 2004, a reduction in the 33% income tax rate was approved, so that the rate will be 30% in 2005, 29% in 2006 and 28% in 2007 and succeeding years. The effect of this tax rate reduction represented a credit to results of operations of $ 10,092 in 2004. As of January 1, 2005, the tax rate for taxpayers that pay income tax under the simplified regime will be determined by applying the reduction of 46.67% in 2005, 44.83% in 2006 and 42.86% in 2007 to the regular income tax rates of 30%, 29% and 28% for each of the respective years, resulting in a fixed rate of 16%.

In addition to the decrease in income tax rate, the tax reforms passed in December 2004 include the elimination, as of 2005, of the taxable deduction of purchases so as to permit only the deduction of cost sales. Such change is not applicable to BSACV, since the Company pays income tax under the simplified regime.

Taxpayers that were under the simplified regimen in force through 2001, must determine the total amount of earnings of prior years on which taxes need to be paid or the available tax loss carryforward at the date on which it was enacted. As a result of this requirement, the Company determined a tax loss carryforward in the amount of Ps 3,247,167, as of January 1, 2002. At December 31 2004, the Company had a Ps 217,450 tax loss carryforward.

b) In addition to income tax, the Company and its subsidiaries are also subject to an alternative minimum tax known as the asset tax, which is assessed on the average value of most assets, net of certain liabilities. The general asset tax rate is 1.8%. This Asset Tax Law permits companies that have the right to reduce their income tax to reduce the asset tax in the same proportion; therefore, BSACV is subject to a 0.9% rate and to special rules excluding many assets from the determination of asset tax and a tax incentive derived from the investment in assets. The asset tax in 2002, 2003 and 2004 amounted to Ps 14,176, Ps 13,498 and Ps 12,747, respectively. In each of the three years the Company credited against these amounts the income tax paid in such years of Ps 10,625, Ps 11,842 and Ps 10,689 respectively.

The Company and its subsidiaries are required to pay asset tax if the amount of asset tax exceeds the computed income tax liability. Asset tax paid can be credited against income tax in subsequent years (up to ten years). At December 31, 2004, the Company had, at nominal value, Ps 7,651 in asset tax credits.

c) For the years ended December 31, 2002, 2003 and 2004, income tax charged (credited) to results of operations was as follows:

                                 2002              2003            2004
                            --------------   --------------   --------------
Current year income tax     Ps      50,946   Ps      40,360   Ps      20,048
Current year asset tax               3,550            1,655            2,058
Deferred income tax               (257,045)          69,397           81,350
                            --------------   --------------   --------------
Total income tax            Ps    (202,549)  Ps     111,412   Ps     103,456
                            ==============   ==============   ==============

As explained above, the Company's main subsidiary pays taxes under the simplified regime. Effective January 1, 2002, the related income tax is payable on the basis of revenues collected net of deductible expenses paid, as well as on dividends paid, to the extent they exceed the net tax profit account (see
Note 12 e).

The component of the Company's the deferred income tax (assets) and liabilities are as follows:

                                                  2003             2004
                                             --------------   --------------
Assets:
Accounts payable                             Ps    (103,506)  Ps     (78,180)
Recoverable asset tax                                (5,382)         (70,347)
Tax loss carry forward for
simplified regimen in
force through December 31, 2001                    (173,841)         (34,792)
                                             --------------   --------------
                                                   (282,729)        (183,319)
                                             --------------   --------------

Liabilities:
Inventories                                         383,080          276,198
Accounts receivable                                  67,461           70,676
Fixed assets                                      1,277,938        1,143,130
Additional liability from
 stockholders equity                                227,773          374,546
                                             --------------   --------------
                                                  1,956,252        1,864,550
                                             --------------   --------------
Total deferred income tax liability, net     Ps   1,673,523   Ps   1,681,231
                                             ==============   ==============

As of December 31, 2003 and 2004, the deferred tax liability was determined based on the difference between the book and the tax value of stockholders' equity and is greater than that determined using the asset and liability method. Consequently, the Company recognized an additional liability in the amount of Ps 374,546, (Ps 227,773 in 2003), so as to recognize the greater of the amount of the deferred tax determined by the asset and liability method, and the amount determined by considering the capital earned, as the only temporary item.

The most significant items that gave rise to a difference between the total amount of current year income tax and the current year deferred tax determined at the statutory rate are as follows:

                                                 2002     2003     2004
                                                ------   ------   ------
                                                   %        %        %
Statutory income tax rate                        17.50    17.00    16.50
Effect of companies outside simplified regime     1.48     1.27     3.19
Effect of non-taxable book items                 (4.63)       -    (5.72)
Benefit derived from change in law effective
 in 2002 and changes in tax rate                (28.63)       -    (1.24)
                                                ------   ------   ------
Effective income tax rate                       (14.28)   18.27    12.73
                                                ======   ======   ======

d) At December 31, 2003 and 2004, the tax value of the Company's equity, which will not be subject to taxation, is comprised of the following:

                                                        2003            2004
                                                   -------------   -------------
Restated contributed capital (CUCA)                Ps  1,682,866   Ps  1,682,866
Net tax profit (CUFIN) and net reinvested
tax profit (CUFINRE)                                     155,589         315,239
                                                   -------------   -------------
Total                                              Ps  1,838,455   Ps  1,998,105
                                                   =============   =============

e) The Company and BSACV have no employees, but each of the subsidiaries of the Company that had employees is required under Mexican law to pay employees, in addition to their compensation and benefits, profit sharing in an aggregate amount equal to 10% of such subsidiary's taxable income subject to certain adjustments.

14.  SEGMENTS

During 2002, 2003 and 2004, there were no intersegment transactions required to be eliminated. The information included in the column "Others" is basically related to swine and feed. The disclosures required are as follows:

                                              As of and for the year ended December 31, 2002
                                              -----------------------------------------------
                                                 Poultry           Others           Total
                                              -------------    -------------    -------------
Net revenues                                  Ps 10,231,591    Ps  1,097,179    Ps 11,328,770
Cost of sales                                     7,459,374          944,312        8,403,686
Gross profit                                      2,772,217          152,867        2,925,084
Interest income                                     112,066            6,086          118,152
Interest expense                                    (32,547)          (1,774)         (34,321)
Loss on net monetary position                      (112,837)            (664)        (113,501)
Income tax and asset tax                            247,137          (44,588)         202,549
Majority net income                               1,532,590           84,510        1,617,100
Property, plant and equipment, net                7,482,215          318,339        7,800,554
Total assets                                     12,095,853          552,651       12,648,504
Total liabilities                                 2,210,657           75,754        2,286,411
Capital expenditures                                288,692                -          288,692
Expenses not requiring cash disbursement:
  Depreciation                                      334,676           12,043          346,719
  Amortization of good will                          17,503                -           17,503

                                               As of and for the year ended December 31, 2003
                                              -----------------------------------------------
                                                 Poultry           Others           Total
                                              -------------    -------------    -------------
Net revenues                                  Ps 10,041,516    Ps  1,267,781    Ps 11,309,297
Cost of sales                                     8,052,468        1,147,565        9,200,033
Gross profit                                      1,989,048          120,216        2,109,264
Interest income                                     213,635          (50,813)         162,822
Interest expense                                    (22,210)          (3,811)         (26,021)
Loss on net monetary position                       (76,585)          (1,228)         (77,813)
Income tax and asset tax                            (89,809)         (21,603)        (111,412)
Majority net income                                 533,551           29,427          562,978
Property, plant and equipment, net                7,805,535          404,461        8,209,996
Total assets                                     12,540,283          508,421       13,048,704
Total liabilities                                 2,322,577          144,126        2,466,703
Capital expenditures                                794,828                -          794,828
Expenses not requiring cash
  disbursement:
  Depreciation                                      368,501           15,719          384,220
  Amortization of good will                          17,606                -           17,606

                                              AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004
                                              -----------------------------------------------
                                                 POULTRY           OTHERS           TOTAL
                                              -------------    -------------    -------------
Net revenues                                  Ps 11,891,789    Ps  1,407,615    Ps 13,299,404
Cost of sales                                     9,483,599        1,302,112       10,785,711
Gross profit                                      2,408,190          105,503        2,513,693
Interest income                                     120,269          (18,427)         101,842
Interest expense                                   (117,819)          (3,689)        (121,508)
Loss on net monetary position                       (96,878)               -          (96,878)
Income tax and asset tax                            (75,319)         (28,137)        (103,456)
Majority net income                                 661,280           41,541          702,821
Property, plant and equipment, net                8,029,149          198,806        8,227,955
Total assets                                     12,939,762          497,143       13,436,905
Total liabilities                                 2,426,647          134,748        2,561,395
Capital expenditures                                438,234                -          438,234
Expenses not requiring cash
  disbursement:
  Depreciation                                      410,644            9,631          420,275
  Amortization of good will                          12,396            5,126           17,522

                                              As of and for the year ended December 31, 2002
                                              -----------------------------------------------
                                                 Chicken            Egg             Total
                                              -------------    -------------    -------------
Net revenues                                  Ps  9,163,353    Ps  1,068,238    Ps 10,231,591

                                               As of and for the year ended December 31, 2003
                                              -----------------------------------------------
                                                 Chicken            Egg             Total
                                              -------------    -------------    -------------
Net revenues                                  Ps  8,782,310    Ps  1,259,206    Ps 10,041,516

                                              AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004
                                              -----------------------------------------------
                                                 CHICKEN            EGG             TOTAL
                                              -------------    -------------    -------------
Net revenues                                  Ps 10,445,428    Ps  1,446,361    Ps 11,891,789

15. FOREIGN CURRENCY POSITION

a) A summary of the Company's assets and liabilities denominated in U.S. dollars (the only foreign currency) as of December 31:

                                                     (Thousands U.S. dollars)
                                                  -----------------------------
                                                      2003            2004
                                                  -------------   -------------
ASSETS:
  Cash and cash equivalents                       $      64,091   $      75,643
  Advances to suppliers (included in inventories
   and property, plant and equipment)                    20,051          16,184
                                                  -------------   -------------
                                                         84,142          91,827
LIABILITIES:
  Notes payable to banks and long-term
   debt                                                    (422)            (36)
  Accounts payable                                      (12,532)         (7,839)
                                                  -------------   -------------
                                                        (12,954)         (7,875)
                                                  -------------   -------------
Net long position                                 $      71,188   $      83,952
                                                  =============   =============

b) As of December 31, 2003 and 2004, the exchange rate was Ps 11.230 and Ps
11.175 per dollar, respectively.

c) Assets from foreign origin included in the consolidated balance sheets as of December 31, 2003 and 2004, were:

                                                    (Thousands of U.S. dollars)
                                                   -----------------------------
                                                       2003            2004
                                                   -------------   -------------
Inventories                                        $      19,401   $      16,064
Property, plant and equipment                            123,290         128,685

d) Imported raw materials, in thousands of U.S. dollars, were $ 137,233 in 2002, $ 84,633 in 2003 and $ 115,245 in 2004. Interest expense, in thousands of U.S. dollars from debt denominated in U.S. dollars was $ 363 in 2002, $ 93 in 2003 and $ 235 in 2004.

16. HURRICANE ISIDORE

In September of 2002, hurricane Isidore affected the company's complex located in the peninsula of Yucatan, and approximately 60% of the chicken farms operating in that region. The Company started the repair of their farms in this area immediately and, according to its plan, this was finished during 2003. Other facilities such as breeder farms, processing plant and balance feed plants suffered no material damage.

The assets were duly covered under an insurance policy, so in 2002 the Company credited Ps 21,842 to results of operations under the caption other income. During 2003, Bachoco concluded the related procedures with the insurance company and as a result of the final settlement, the Company recognized in 2003 an additional credit to results of operations of Ps 21,113.

17. DIFFERENCES BETWEEN MEXICAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

This consolidated financial statement are prepared in accordance with "Mexican GAAP", which differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP").

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

The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect consolidated operating income, net income, stockholders' equity and changes in financial position for each of the three years ended December 31, 2002, 2003 and 2004.

DEFERRED INCOME TAX AND EMPLOYEE PROFIT SHARING

The Company follows the requirements of Mexican accounting Bulletin D-4, "Accounting for Income Tax, Asset Tax and Employee Profit Sharing", issued by the Mexican Institute. Bulletin D-4 requires the recognition of deferred taxes on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued.

Bachoco has applied Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes", for all periods presented, which requires that deferred income taxes be determined using the liability method for all temporary differences between financial reporting amounts and the tax basis of assets and liabilities, and that deferred taxes on such differences be measured at the enacted income tax rates for the year in which such taxes are expected to be payable or refundable.

In the Company's case the application of both rules did not generate a reconciling difference in 2002, 2003 and 2004; therefore, there is no difference between Mexican and US GAAP in those years.

In addition, as described in Note 13, under Mexican labor law, the Company is required to pay employee profit sharing. As of December 31, 2002, 2003 and 2004, the Company did not recognize deferred employee profit sharing, due to its immateriality. Employee profit sharing expense has been included in operating expenses for US GAAP presentation purposes.

The deferred tax adjustment included in net income and stockholders' equity reconciliations, represent the effect of deferred taxes on other U.S. GAAP adjustments reflected in the respective summaries.

CAPITALIZED FINANCING COST

Under Mexican GAAP, capitalization of comprehensive financing cost on assets under construction or in the pre-operating stage is allowed but not required. Bachoco has elected to capitalize such comprehensive financing cost. Under U.S. GAAP, interest expense incurred during the construction period on qualifying expenditures must be considered an additional cost to be capitalized. Under U.S. GAAP when financing is in Mexican pesos, the monetary gain is included in this computation; when financing is denominated in U.S. dollars, only the interest is capitalized and exchange losses are not included. The amount of interest or net financing cost capitalized for US GAAP purposes was determined by reference to the Companies average cost of outstanding debt and to construction progress during the years presented.

MINORITY INTEREST

Under Mexican GAAP, minority interest is presented as a component of stockholders' equity, immediately after total majority stockholders' equity. Under US GAAP, this concept is presented out of stockholders' equity. For US GAAP purposes the Company reclassified minority interest from stockholders' equity, decreasing its total stockholders' equity by Ps 43,505 and Ps 41,124 at December 31, 2003 and 2004, respectively, and reclassified minority interest from the income statement decreasing net income by Ps 2,184, Ps 4,481 and Ps 3,810 for the years ended December 31, 2002, 2003 and 2004, respectively.

EFFECT OF INFLATION ACCOUNTING ON U.S. GAAP ADJUSTMENTS

To determine the net effect on the consolidated financial statements of recognizing U.S. GAAP adjustments, it is necessary to recognize the effects of applying Mexican GAAP inflation accounting provisions (described in Note 2) to the U.S. GAAP adjustments.

REPORTING COMPREHENSIVE INCOME

The Company has adopted for purposes of the U.S. GAAP reconciliation SFAS No. 130, "Reporting Comprehensive Income" SFAS 130 establishes rules for the reporting and disclosure of comprehensive income and its components. SFAS 130 requires the minimum seniority premium liability adjustment, the deficit from restatement of stockholders' equity, and deferred taxes on the difference between indexed cost and replacement cost and on the minimum seniority premium liability adjustment, to be included in other comprehensive income. The U.S. GAAP statements of changes in stockholders' equity include the disclosure requirements of SFAS 130.

Cumulative amounts of the deficit from restatement of stockholder's equity net of tax and the minimum seniority premium liability adjustment included in other comprehensive income decreased stockholders' equity at December 31, 2004 by Ps 4,322,355 and Ps 1,012 respectively.

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

EFFECT OF STATEMENT 133

Bulletin C-2 ("Financial Instruments"), sets general rules for the assessment, presentation, and disclosure of financial information that issuers of financial instruments should follow. Among said rules are the conditions that have to be met in order to be able to offset financial assets and liabilities. Likewise, it is established that financial instruments should be assessed at their fair value, with the exception of those that have been classified as held to maturity. The latter should be valued at their cost of acquisition.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivate's change in fair value will be immediately recognized in earnings.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (SFAS 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" to provide clarification on the financial accounting and reporting for derivative instruments and hedging activities and requires similar accounting treatment for contracts with comparable characteristics. The adoption of SFAS 149, effective primarily for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003, had no impact on the financial statements.

All derivative instruments held by the Company at December 31, 2003 and 2004, are considered of a speculative nature; therefore, there are no differences between the Mexican and US GAAP accounting treatment for the Company's derivative instruments.

BUSINESS COMBINATIONS

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" (Statement
141), and No. 142, "Goodwill and Other Intangible Assets". Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, Statement 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

The Company adopted the provisions of SFAS 142 on January 1, 2002, and consequently ceased amortizing goodwill. As of that date, the Company has effected impairment tests, determining no impairment of goodwill.

Under Mexican GAAP, Goodwill is amortized using the straight-line method over a twenty-year period. The 2002, 2003 and 2004 reconciliation shows the application of the non amortization provisions applied to goodwill, resulting in adjustments of Ps 17,503, Ps 17,606 and Ps 17,522, respectively.

IMPAIRMENT OF ASSETS

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. SFAS 144 is effective for fiscal years that begun after December 15, 2001. The Company adopted the requirements of Statement 144 on January 1, 2002 and has not recorded any adjustments to the carrying value of its long lived assets.

AGRICULTURE

Effective January 1, 2003, the Company adopted the requirements of the Mexican accounting Bulletin E-1, Agriculture, which establishes the rules for recognizing, valuing, presenting and disclosing biological assets and agricultural products; it also establishes the treatment to be given to government subsidies on biological assets.

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

For US GAAP purposes, biological asset and agricultural products are valued at cost. Therefore, the 2003 and 2004 reconciliation shows the reversal of biological assets valuation at fair value resulting in a net charge (credit) of Ps 61,984 and (Ps 21,154) respectively, leaving inventories of biological assets and agricultural products stated at average cost of production, which approximates estimated replacement cost and not in excess of net realizable value.

EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS

SFAS 132 (revised 2003) requires new annual disclosures about the types of plan assets, investment strategy, measurement date, plan obligations and cash flows related to a Company's pensions and other postretirement benefits. It also requires disclosure of the components of net periodic benefit cost recognized in interim periods and, if significantly different from previously disclosed amounts, the projected contributions to fund pension and other postretirement benefit plans. The Company adopted the disclosure requirements of SFAS 132 (revised 2003) in December 2003 and has included them in Note10 of the accompanying Mexican GAAP financial Statements.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulleting No. 51, "Consolidated Financial Statements" and in December 2003, issued a revised interpretation (FIN No. 46-R). FIN No. 46, as revised, requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company has no investments in variable participation entities in which the Company is the primary beneficiary.

RECENT ACCOUNTING PRONOUNCEMENTS IN THE US

In November 2004, the FASB issued SFAS No. 151, Inventory Costs--an Amendment of ARB No. 43, Chapter 4, which is the result of the FASB's efforts to converge U.S. accounting standards for inventory with International Accounting Standards. SFAS No. 151 requires abnormal amounts of idle facility expense, freight, handling costs, and waste material to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 151 to have a material impact on its results of operations.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or not significant to the Company's financial statements.

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

CASH FLOW INFORMATION

                                                             YEARS ENDED DECEMBER 31,
                                                --------------------------------------------------
                                                     2002              2003              2004
                                                --------------    --------------    --------------
OPERATING ACTIVITIES:
Net income                                      Ps   1,638,174    Ps     529,178    Ps     740,302
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
Depreciation                                           348,266           385,908           422,423
Deferred income tax                                   (258,533)           66,209            87,991
                                                --------------    --------------    --------------
                                                     1,727,907           981,295         1,250,716
Changes in assets and liabilities:
Accounts receivable                                      9,245           (80,834)           63,049
Inventories and biological assets                     (375,071)         (444,898)         (301,872)
Prepaid expenses and other accounts
Receivable                                            (119,255)           88,806            25,413
Accounts payable                                      (157,567)          157,300            38,769
Related parties                                          5,043           (18,976)            3,708
Other taxes payable and other accruals                (107,918)           34,320            40,703
Labor obligations, net                                  (7,390)           (4,274)          (11,574)
Loss (gain) on net monetary position                   113,587            77,939            97,244
                                                --------------    --------------    --------------
Cash flows provided by operating activities          1,088,581           790,678         1,206,156

FINANCING ACTIVITIES:
Proceeds from issuance of notes payable
 to banks                                               63,061           140,655           198,951
Repayment of long-term debt and notes
 Payable                                              (205,930)         (190,818)         (185,517)
Cash dividends paid                                   (303,782)         (320,877)         (247,073)
Repurchase (sale) of stock                             (11,028)           47,238           (11,235)
                                                --------------    --------------    --------------
Cash flows used in financing activities               (457,859)         (323,802)         (244,874)

INVESTING ACTIVITIES:
Acquisition of property, plant and
 Equipment                                            (292,410)         (804,033)         (446,610)
Other assets                                             6,169             3,968             2,909
                                                --------------    --------------    --------------
Cash flows used in investing activities               (286,241)         (800,065)         (443,701)
                                                --------------    --------------    --------------

                                                     2002              2003              2004
                                                --------------    --------------    --------------
Effect of inflation accounting                         158,247           128,876           169,862

Net increase (decrease) in cash
 and cash equivalents                                  502,728          (204,313)          687,443
Cash and cash equivalents at
 beginning of year                                   1,352,244         1,854,972         1,650,659
                                                --------------    --------------    --------------
Cash and cash equivalents at
 end of year                                    Ps   1,854,972    Ps   1,650,659    Ps   2,338,102
                                                ==============    ==============    ==============

Interest paid                                   Ps      13,018    Ps       8,099    Ps       8,400
Income tax paid                                         63,942            40,360            90,394
Asset tax paid                                           1,901             1,657             2,058

SUMMARY OF ADJUSTMENTS TO RECONCILE MEXICAN GAAP AND U.S. GAAP

The following is a summary of net income adjusted to take into account certain material differences between Mexican GAAP and U.S. GAAP.

                                                              YEARS ENDED DECEMBER 31,
                                                --------------------------------------------------
                                                     2002              2003              2004
                                                --------------    --------------    --------------
Net income as reported under Mexican GAAP       Ps   1,619,284    Ps     567,459    Ps     706,631
Adjustments to reconcile net income to
 U.S. GAAP:
Interest cost capitalized                                3,717             9,205             8,376
Depreciation of capitalized interest                    (1,547)           (1,688)           (2,148)
Deferred income tax on US GAAP
 Adjustments                                             1,487             3,187            (7,057)
Amortization of goodwill                                17,503            17,606            17,522
Effect of inflation accounting on
 U.S. GAAP adjustments                                     (86)             (126)             (366)
Biological assets and agricultural
  products valuation at fair value                           -           (61,984)           21,154
Minority interest                                       (2,184)           (4,481)           (3,810)
                                                --------------    --------------    --------------
Net income under U.S. GAAP                      Ps   1,638,174    Ps     529,178    Ps     740,302
                                                ==============    ==============    ==============
Weighted average number of units
 outstanding (thousands)                               297,898           299,369           299,930
Net income per unit                             Ps        5.49    Ps        1.77    Ps        2.47

After the foregoing adjustment for the depreciation of capitalized interest, the reclassification of employee profit sharing, the non amortization of goodwill and biological assets and agricultural products valuation at fair value operating income under U.S. GAAP would be Ps 1,372,808, Ps 491,268 and Ps 887,242 in 2002, 2003 and 2004, respectively.

Total assets under U.S. GAAP were Ps 13,066,041 at December, 31 2003 and
Ps 13,499,146 at December 31, 2004 The difference in total assets between Mexican GAAP and U.S. GAAP is comprised of the foreign exchange loss and the monetary gain on financing in U.S. dollars capitalized in assets under construction net of accumulated depreciation, biological assets and agricultural products valuation at fair value and the amortization of goodwill.

The reconciliation of the stockholders' equity between Mexican GAAP and US GAAP is as follows:

                                                     YEARS ENDED DECEMBER 31,
                                                   ----------------------------
                                                       2003           2004
                                                   -------------  -------------
Majority stockholders' equity as reported under
Mexican GAAP                                       Ps 10,538,496  Ps 10,834,386

Adjustments to reconcile majority stockholders'
 equity to U.S. GAAP:
Accumulated differences between the financing
 cost capitalized for Mexican GAAP and U.S. GAAP
 purposes                                                 51,332         59,708
Accumulated depreciation on the above items               (7,120)        (9,268)
Deferred income taxes on U.S. GAAP adjustments            (2,901)       (10,324)
Accumulated amortization of goodwill                      35,109         52,631
Biological  assets and  agricultural  products
valuation at fair value                                  (61,984)       (40,830)
                                                   -------------  -------------
Majority stockholders' equity as reported under
 U.S. GAAP                                         Ps 10,552,932  Ps 10,886,303
                                                   =============  =============

The effects of the above adjustments do not have any impact on minority interest.

The consolidated statements of changes in stockholders' equity in accordance with U.S. GAAP is as follows:

                                                                                               STOCK
                                                                                             REPURCHASE         RETAINED
                                                        CAPITAL STOCK    PAID IN CAPITAL      RESERVE           EARNINGS
                                                        -------------    ---------------   --------------    --------------
Balance at December 31, 2001                            Ps  2,056,105    Ps      554,455   Ps     222,507    Ps  10,315,886
Repurchase of stock                                            (1,409)                            (40,144)             (387)
Sales of repurchased stock                                      1,026             29,706                -                 -
Cash dividends paid                                                 -                  -                -          (303,782)
Comprehensive income
  Net income for the year                                           -                  -                -         1,638,174
  Components of other comprehensive income:                         -                  -                -                 -
  Deficit from holding of non monetary assets                       -                  -                -                 -
Minimum seniority premium liability adjustment                      -                  -                -                 -
Other comprehensive income, net of taxes                            -                  -                -                 -
Comprehensive income                                                -                  -                -                 -
                                                        -------------    ---------------   --------------    --------------
Balance at December 31, 2002                                2,055,722            584,161          182,363        11,649,891
Repurchase of stock                                              (158)                 -           (5,609)
Sales of repurchased stock                                      1,519             51,486                -                 -
Cash dividends paid                                                 -                  -                -          (320,877)
Comprehensive income                                                -                  -                -                 -
  Net income for the year                                           -                  -                -           529,178
  Components of other comprehensive income:                         -                  -                -                 -
    Deficit from holding of non monetary assets                     -                  -                -                 -
Minimum seniority premium liability adjustment                      -                  -                -                 -
Other comprehensive income, net of taxes                            -                  -                -                 -
Comprehensive income                                                -                  -                -                 -
                                                        -------------    ---------------   --------------    --------------
Balance at December 31, 2003                                2,057,083            635,647          176,754        11,858,192
Repurchase of stock                                              (573)                 -          (23,551)                -
Sales of repurchased stock                                        367             12,522                -                 -
Cash dividends paid                                                 -                  -                -          (247,073)
Comprehensive income                                                -                  -                -                 -
  Net income for the year                                           -                  -                -           740,302
  Components of other comprehensive income:                         -                  -                -                 -
   Deficit from holding of non monetary assets                      -                  -                -                 -
   Minimum seniority premium liability adjustment                   -                  -                -                 -
Other comprehensive income, net of taxes                            -                  -                -                 -

Comprehensive income                                                -                  -                -                 -

                                                                    -                  -                -                 -
                                                        -------------    ---------------   --------------    --------------
Balance at December 31, 2004                            Ps  2,056,877    Ps      648,169   Ps     153,203    Ps  12,351,421
                                                        =============    ===============   ==============    ==============

                                                           OTHER                                TOTAL
                                                        COMPREHENSIVE      COMPREHENSIVE     STOCKHOLDERS
                                                            INCOME            INCOME            EQUITY
                                                        --------------    --------------    --------------
Balance at December 31, 2001                            Ps  (4,036,615)                -    Ps   9,112,338
Repurchase of stock                                                  -                 -           (41,940)
Sales of repurchased stock                                           -                 -            30,732
Cash dividends paid                                                  -                 -          (303,782)
Comprehensive income                                                                   -
  Net income for the year                                            -    $    1,638,174         1,638,174
  Components of other comprehensive income:                          -                 -
  Deficit from holding of non monetary assets                  (70,129)          (70,129)          (70,129)
Minimum seniority premium liability adjustment                     (22)              (22)              (22)
                                                                          --------------
Other comprehensive income, net of taxes                             -           (70,151)
Comprehensive income                                                 -    Ps   1,568,023
                                                        --------------    ==============    --------------
Balance at December 31, 2002                                (4,106,766)                -        10,365,371
Repurchase of stock                                                  -                 -            (5,767)
Sales of repurchased stock                                                             -            53,005
Cash dividends paid                                                  -                 -          (320,877)
Comprehensive income                                                 -                 -
  Net income for the year                                            -           529,178           529,178
  Components of other comprehensive income:                          -                 -
    Deficit from holding of non monetary assets                (66,817)          (66,817)          (66,817)
Minimum seniority premium liability adjustment                  (1,161)           (1,161)           (1,161)
                                                                          --------------
Other comprehensive income, net of taxes                             -           (67,978)
Comprehensive income                                                 -           461,200
                                                        --------------    ==============    --------------
Balance at December 31, 2003                                (4,174,744)                -        10,552,932
Repurchase of stock                                                  -                 -          (24,124)
Sales of repurchased stock                                           -                              12,889
Cash dividends paid                                                  -                 -          (247,073)
Comprehensive income                                                 -                 -
  Net income for the year                                            -           740,302           740,302
  Components of other comprehensive income:                          -                 -
   Deficit from holding of non monetary assets                (149,519)         (149,519)         (149,519)
   Minimum seniority premium liability adjustment                  896               896               896
                                                                          --------------
Other comprehensive income, net of taxes                             -          (148,623)
                                                                          --------------
Comprehensive income                                                 -    $      591,679
                                                                          ==============
                                                                     -
                                                        --------------                      --------------
Balance at December 31, 2004                            Ps  (4,323,367)                     Ps  10,886,303
                                                        ==============                      ==============