Form 20-F
period 2005-12-31
INDUSTRIAS BACHOCO SA DE CV
filed 2006-06-28
CIK 1044896

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2006
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                       OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

           FOR THE TRANSITION PERIOD FROM ____________ TO ___________

[ ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

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

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                                  NAME OF EACH EXCHANGE ON WHICH
               TITLE OF EACH CLASS                           REGISTERED
-----------------------------------------------   ------------------------------
American Depositary Shares, each representing         New York Stock Exchange
six Units, each Unit consisting of one Series B
     Share and one Series L Share.

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                                      None

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                OF THE ACT: None

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
                   Series B Capital Stock: 450,000,000 Shares
                   Series L Capital Stock: 150,000,000 Shares

         Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                 Yes [ ] No [X]

         If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                 Yes [X] No [ ]

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                                 Yes [X] No [ ]

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]   Accelerated filer [X]   Non-accelerated filer [ ]

         Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 [ ] Item 18 [X]

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                 Yes [ ] No [X]

================================================================================

                                TABLE OF CONTENTS

                                                                                                           PAGE
                                                                                                           ----
PART I

    ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..........................................1
    ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE........................................................1
    ITEM 3.    KEY INFORMATION................................................................................1
    ITEM 4.    INFORMATION ON THE COMPANY....................................................................10
    ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS..................................................26
    ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES....................................................39
    ITEM 7.    MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS.............................................46
    ITEM 8.    FINANCIAL INFORMATION.........................................................................48
    ITEM 9.    THE OFFER AND LISTING.........................................................................50
    ITEM 10.   ADDITIONAL INFORMATION........................................................................53
    ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK....................................69
    ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES........................................71

PART II

    ITEM 13.   DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES................................................71
    ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS..................71
    ITEM 15.   CONTROLS AND PROCEDURES.......................................................................71
    ITEM 16.   [RESERVED]....................................................................................71
    ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT..............................................................71
    ITEM 16B.  CODE OF ETHICS................................................................................72
    ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES........................................................72
    ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES....................................72
    ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS........................72

PART III

    ITEM 17.   FINANCIAL STATEMENTS..........................................................................73
    ITEM 18.   FINANCIAL STATEMENTS..........................................................................73
    ITEM 19.   EXHIBITS......................................................................................73

         Industrias Bachoco, S.A. de C.V. is a holding company with no operations other than holding the stock of its subsidiaries. Its principal operating subsidiary is Bachoco, S.A. de C.V. ("BSACV"), which owns the principal operating assets of Industrias Bachoco, S.A. de C.V. and accounted for 94.1% of consolidated total assets on December 31, 2005. References herein to "Bachoco," "we," "us," "our," "its" or the "Company" are, unless the context requires otherwise, to Industrias Bachoco, S.A. de C.V. and its consolidated subsidiaries as a whole.

         We are incorporated under the laws of the United Mexican States ("Mexico"), and all of our operations are in Mexico. Our principal executive offices are located at Avenida Tecnologico No. 401, Ciudad Industrial C.P. 38010, Celaya, Guanajuato, Mexico, and our telephone number is (011) (52) (461) 618-3500.

                           PRESENTATION OF INFORMATION

         We publish our financial statements in Mexican pesos and present our financial statements in accordance with generally accepted accounting principles in Mexico ("Mexican GAAP"). Mexican GAAP requires restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented. Except as otherwise indicated, all data in both the financial statements included below in Item 18 (which together with the attached notes constitute the "consolidated financial statements") and the selected financial information included throughout this Form 20-F (this "Annual Report") have been restated in constant pesos as of December 31, 2005.

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

         References herein to "U.S. dollars," "U.S.$" or "$" are to the lawful currency of the United States. References herein to "pesos" or "Ps." are to the lawful currency of Mexico. This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps.10.628 to U.S.$1.00, the exchange rate on December 31, 2005.

         As used herein, the term "tonnes" refers to metric tons of 1,000 kilograms (equal to 2,204.6 pounds) and the term "billion" refers to one thousand million (1,000,000,000). One square meter is equivalent to 10.764 square feet.

                                   MARKET DATA

         This Annual Report contains certain statistical information regarding the Mexican chicken, beef, egg, balanced feed (or "feed") and swine markets and our market share. We have obtained this information from a variety of sources, including the producers' associations Union Nacional de Avicultores ("UNA"); Consejo Nacional Agropecuario ("CNA") and Consejo Mexicano de Porcicultura ("CMP"), as well as Banco de Mexico ("Mexican Central Bank"); Secretaria de Agricultura, Ganaderia, Desarrollo Rural, Pesca y Alimentos ("Ministry of Agriculture, Livestock, Rural Development, Fishing and Food" or "SAGARPA") and publications of the U.S. Department of Agriculture ("USDA"). The producers' associations rely principally on data provided by their members. Information for which no source is cited was prepared by us on the basis of our knowledge of the Mexican chicken, egg, feed and swine markets and the wide variety of information available regarding these markets. The methodology and terminology used by different sources are not always consistent, and data from different sources are not readily comparable.

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

         Examples of such forward-looking statements include, but are not limited to: (i) projections of revenues, income (or loss), earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios; (ii) statements of our plans, objectives or goals or those of our management, including those relating to new contracts; (iii) statements about future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

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

         In preparing the consolidated financial statements, we followed Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 17 to the consolidated financial statements provides a description of the main differences between Mexican GAAP and U.S. GAAP as they relate to us; a reconciliation to U.S. GAAP of total stockholders' equity, net income and operating income, and a condensed statement of cash flows under U.S. GAAP as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005. Our financial statements were prepared pursuant to Bulletin B-10, as amended, and Bulletin B-12, issued by the Mexican Institute of Public Accountants, which became effective on January 1, 1990.

         Bulletin B-10 is designed to account for the effects of inflation on financial disclosures by requiring us to:

         o restate non-monetary assets at current replacement cost or by using the Mexican National Consumer Price Index ("NCPI"), except for the biological assets (see Note 4 of the Financial Statement);

         o    restate non-monetary liabilities using the NCPI;

         o    restate the components of stockholders' equity using the NCPI; and

         o record gains or losses in purchasing power that result from the monetary liabilities or assets that we hold.

Bulletin B-10 also requires restatement of all financial statements in constant pesos as of the date of the most recent balance sheet presented. Except as otherwise indicated, we have restated all financial information taken from the financial statements or derived from them, as explained below, in constant pesos as of December 31, 2005. Bulletin B-12 requires that the statement of changes in financial position reconcile the differences between the restated historical balance sheet and the current balance sheet. The effects of price-level restatement under Mexican GAAP have not been reversed in the reconciliation to U.S. GAAP. See Note 17 to the consolidated financial statements.

                                                              AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                      -------------------------------------------------------------------------------------------
                                          2001           2002            2003            2004            2005           2005(2)
                                      ------------    ------------    ------------    ------------    ------------    -----------
                                                    (MILLIONS OF CONSTANT PESOS AS OF DECEMBER 31, 2005)(1)           (MILLIONS
                                                                                                                        OF U.S.
                                                                                                                      DOLLARS)(2)
INCOME STATEMENT DATA
Mexican GAAP:

Net revenues ......................   Ps. 11,530.5    Ps. 11,706.4    Ps. 11,686.2    Ps. 13,742.6    Ps. 14,466.0        1,361.1
   Cost of sales ..................        8,440.1         8,683.8         9,506.6        11,145.2        10,405.8          979.1
                                      ------------    ------------    ------------    ------------    ------------    -----------
   Gross profit ...................        3,090.4         3,022.6         2,179.6         2,597.5         4,060.2          382.0
   Operating income ...............        1,542.1         1,403.7           469.8           882.2         2,202.7          207.2
   Comprehensive financing income
     (loss) .......................          132.0            16.2           136.0           (73.9)          (68.5)          (6.4)
   Majority Net income ............        1,291.0         1,673.3           586.4           730.1         1,767.7          166.3
   Majority Net income per Unit(3)            4.33            5.61            1.94            2.42            5.90           0.56
   Majority Net income per ADS(4)             25.9            33.7            11.7           14.51           35.40           3.33
   Dividends per Unit(5) ..........           1.29            1.05            1.11            0.85            0.81           0.08
   Weighted average Units
     outstanding (thousands) ......        297,454         297,898         299,369         299,630         299,847        299,847
U.S. GAAP:
Net revenues ......................   Ps. 11,530.5    Ps. 11,706.4    Ps. 11,709.6    Ps. 13,764.5    Ps. 14,440.0        1,358.7
   Cost of sales ..................        8,440.1         8,683.8         9,506.6        11,145.2        10,405.8          979.1
                                      ------------    ------------    ------------    ------------    ------------    -----------
   Gross profit ...................        3,090.4         3,022.5         2,203.0         2,619.4         4,034.2          379.6
   Operating income ...............        1,540.2         1,418.6           420.2           916.8         2,170.8          204.3
   Comprehensive financing income
     (loss) .......................          103.7            12.4           126.5           (65.6)          (57.1)          (5.4)
   Majority Net income ............   Ps.  1,307.2    Ps.  1,692.7    Ps.    546.8    Ps.    765.0    Ps.  1,753.7          165.0
   Majority Net income per Unit(3)             4.4            5.68            1.83             2.6             5.8            0.5
   Majority Net income per ADS(4)             26.3            34.1           10.95            15.3            35.0            3.3
   Dividends per Unit(5) ..........           1.29            1.05            1.11            0.85            0.81           0.08

STATEMENT OF FINANCIAL POSITION
DATA
Mexican GAAP:
   Cash and cash equivalents ......   Ps.  1,397.3    Ps.  1,916.8    Ps.  1,705.7    Ps.  2,416.0    Ps.  3,167.7          298.1
   Property, plant and equipment ..        8,120.5         8,060.6         8,483.6         8,502.2         8,815.0          829.4
   Total assets ...................       12,578.6        13,070.0        13,483.6        13,901.8        15,311.4        1,440.7
   Short-term debt(6) .............          177.5           133.0            63.1           103.0            92.7            8.7
   Long-term debt .................          186.0            80.9           101.0            74.9            51.9            4.9
   Stockholders' equity ...........        9,435.7        10,707.4        10,934.7        11,238.0        12,506.9        1,176.8
U.S. GAAP:
   Cash and cash equivalents ......   Ps.  1,397.3    Ps.  1,916.8    Ps.  1,705.7    Ps.  2,416.0    Ps.  3,167.7          298.1
   Property, plant and equipment ..        8,156.2         8,098.5         8,592.3         8,554.1         8,875.8          835.1
   Total assets ...................   Ps. 12,606.6    Ps. 13,125.9    Ps. 13,501.5    Ps. 13,966.1    Ps. 15,358.4        1,445.1
   Short-term debt(6) .............          177.5           133.0            63.1           103.0            92.7            8.7
   Long-term debt .................          186.0            82.9           101.0            74.9            51.9            4.9
   Stockholders' equity ...........        9,416.1        10,710.9        10,904.6        11,249.1        12,503.6        1,176.5

SELECTED OPERATING DATA
   Sales volume (thousands of
     tonnes):
     Chicken ......................          662.2           665.4           655.4           733.0           773.0
     Eggs .........................           85.6           131.7           132.1           138.1           140.6
     Swine ........................            9.0             9.0             8.5             9.1             9.6
     Balanced Feed ................          346.0           324.7           316.2           320.7           389.6
   Gross margin(%) ................           26.8%           25.8%           18.7%           18.9            28.1
   Operating margin(%) ............           13.4%           12.0%            4.0%            6.4            15.2
   Net margin(%) ..................           11.2%           14.3%            5.0%            5.3            12.2
   Total employees ................         18,482          18,306          18,495          18,896          20,432

(1)  Except per Unit and per ADS amounts and operating data.
(2) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps.10.628 per U.S. dollar.
(3) Net income per Unit has been computed based on the weighted average number of common shares outstanding.
(4) Net income per ADS has been computed by multiplying net income per Unit by six, to reflect the ratio of six Units per ADS.
(5) Dividends per Unit has been computed by dividing the total amount of dividends paid (in constant pesos as of December 31, 2005) by the weighted average units outstanding.
(6)  Includes notes payable to banks and current portion of long-term debt.

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

         In 2004, the Mexican peso showed volatility for the first four months of the year with a general trend to depreciate with respect to the U.S. dollar; in the following months the Mexican peso fluctuated around the same level, and finally showed a general trend to appreciate with respect to the U.S. dollar mainly in the last two months of the year. It finished stronger compared with respect to the end of 2003.

         During 2005, the Mexican peso continued showing volatility mainly at the beginning and at the end of the year, with a general trend to appreciate with respect to the U.S. dollar. At the end of 2005, the Mexican peso finished stronger against the U.S. dollar.

         We cannot assure you that the Mexican government will maintain its current strategies for the peso, or that the value of the peso will not fluctuate significantly in the future.

         The following table sets forth for the periods indicated the high, low, average and period-end exchange rates for the purchase and sale of U.S. dollars (presented in each case as the average between such purchase and sale rates):

                                               EXCHANGE RATE(1)
                                      (IN CURRENT PESOS PER U.S. DOLLAR)
                                 ---------------------------------------------
YEAR ENDED DECEMBER 31,            HIGH       LOW      AVERAGE(2)     YEAR END
------------------------------   --------   --------   ----------   ----------
2001 .........................       9.97       8.95         9.33         9.16
2002 .........................      10.43       9.00         9.66        10.43
2003 .........................      11.41      10.11        10.79        11.24
2004 .........................      11.64      10.81        11.29        11.15
2005 .........................      11.41      10.41        10.89        10.63

----------
(1) The exchange rates are the noon buying rates in New York City for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate").
(2)  Average of month-end rates for each period shown.

                                   EXCHANGE RATE(1)
                                  (IN CURRENT PESOS
                                   PER U.S. DOLLAR)
                                 -------------------
PERIOD                             HIGH        LOW
------------------------------   --------   --------
December 2005 ................      10.77      10.41
January 2006 .................      10.64      10.44
February 2006 ................      10.53      10.43
March 2006 ...................      10.95      10.46
April 2006 ...................      11.16      10.86
May 2006 .....................      11.31      10.84

----------
(1) The exchange rates are the noon buying rates in New York City for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York.

         On June 27, 2006, the exchange rate for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York was Ps. 11.418 per $1 US dollar.

RISK FACTORS

RISKS RELATING TO MEXICO, OTHER EMERGING MARKET COUNTRIES AND THE U.S. ECONOMY

         Mexico has experienced adverse economic conditions

         o In 2002, Mexico's gross domestic product, or GDP, increased by 0.9% and the inflation rate was 5.7%.

         o    In 2003, GDP increased by 1.3% and the inflation rate was 3.98%.

         o In 2004, Mexico's GDP increased by 4.4% and the inflation rate was 5.19%.

         o In 2005, Mexico's domestic product improved and increased by 3.0%, and the inflation rate was 3.33%, lower than expected.

         Should the Mexican economy fall into a recession or if inflation and interest rates increase significantly, consumers may find it difficult to pay for the products we offer. This and other effects of recession or increased inflation and interest rates could have adverse consequences on our business, financial condition and results of operations.

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

         In 2005 the Mexican peso appreciated with respect to the U.S. dollar by 4.9% at the end of the year and also the average value of the Mexican peso was 3.6% higher. In 2004, the Mexican peso appreciated with respect to the U.S. dollar by 0.8% at year end, whereas the average value of the Mexican peso against the U.S. dollar was 4.4% lower, since the peso appreciated at the end of the year. In 2003, the peso depreciated against the U.S. dollar by 7.3% at year-end, and the average value of the peso against the U.S. dollar during 2003 was 10.5% lower than in 2002. In 2002, the peso depreciated against the U.S. dollar by 12.2% at year-end, and the average value of the peso against the U.S. dollar during 2002 was 3.4% lower than in 2001. In 2001, the peso appreciated against the U.S. dollar by 5.0% at year-end, and the average value of the peso against the U.S. dollar during 2001 was 1.5% higher than in 2000.

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

         High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations

         Mexico has experienced high levels of inflation and high domestic interest rates. The annual rate of inflation, as measured by changes in the National Consumer Price Index was 3.33% in 2005, 5.19% in 2004, 3.98% in 2003, and 5.7% in 2002.

         Inflation for the first four months of 2006 was 1.01% according to the Mexican Central Bank. According to Banamex, the average interest rates on 28-day Mexican treasury bills, or Cetes, was 9.20%, 6.82% and 6.23% during 2005, 2004 and 2003 respectively. On May 23, 2006, the 28-day Cetes rate was 7.01%. High interest rates in Mexico could adversely affect our costs. Our earnings may also be affected by changes in interest rates due to the impact those changes have on our variable-rate debt instruments and beneficed by the interest we earn in our cash balance.

         Political events in Mexico, including transition to a new presidential administration, could affect Mexican economic policy and our operations

         After 71 years of rule by the Institutional Revolutionary Party ("PRI"), Vicente Fox from The National Action Party ("PAN") was elect President of Mexico in 2000. During his administration there has been a lack of alignment between the legislature and the President that has resulted in deadlock and has prevented the timely implementation of economic reforms, which we believe has had an impact on the Mexican economy.

         In July 2006, we will have a new presidential election and also we will elect a new legislature.

         Developments in other emerging market countries may adversely affect our business or the market price of our securities

         The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. The past economic crisis in Argentina did not have a significant adverse effect on the Mexican economy and the value of Mexican securities. We cannot assure you that the market value of our securities will not be adversely affected by events elsewhere, especially in emerging markets.

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

         The price of feed ingredients is subject to significant volatility

         The largest single component of our cost of sales is the cost of ingredients used to prepare feed, including sorghum, soybean meal, corn, fish meal, meat meal and, for certain chicken products, marigold extract. The price of most of our feed ingredients is subject to significant volatility resulting from weather, the size of harvests, transportation and storage costs, governmental agricultural policies, currency exchange rates and other factors. Given the long-term declining trends in real chicken prices, we may experience difficulty or delays in passing any increase in grain costs to customers. Accordingly, increases in the prices of the main ingredients used in the preparation of feed may have a material adverse effect on our margins and results of operations. Since we purchase many feed ingredients in U.S. dollars, from time to time we may acquire financial instruments to protect us against exchange rate fluctuations that may affect future purchases of feed ingredients.

         Our operations depend on raising animals and meat processing, which are subject to risks such as disease, contamination and adverse weather conditions

         Our operations involve raising animals and are subject to a variety of risks, including disease, contamination and adverse weather conditions. Chickens, in particular, are susceptible to infections by a variety of microbiological agents. Since 1983, the avian influenza virus ("AIV") has been widespread in the United States and in Mexico. During 2003, AIV was widespread in Asian countries and the United States. Mexico, to avoid having the disease spread from the United States, imposed certain restrictions on the importation of chicken from affected U.S. states. In 2004 and 2005, AIV was still present in Asian countries and the United States. During 2004 and 2005, Mexico has been eliminating some restrictions on the importation of chicken from certain U.S. states as the sanitary conditions in those states improve. In October 2005, Mexico lifted importation restrictions on all U.S. states, except for 11 counties in the state of Texas.

         In the past we have experienced limited outbreaks of various diseases that have resulted in higher mortality rates.

         During 2005, there was an ample diffusion on the media worldwide of the widespread of a particular strain of AIV (H5N1), mainly in Asia and some European countries, which affected the consumption of chicken in those countries. This strain has not been present in the United States or in Latin America so far.

         Meat and eggs are subject to contamination during processing and distribution. We do not believe that contamination of individual shipments during distribution would have a material adverse effect on our operations. Contamination during processing, however, could affect a larger number of our poultry products and therefore could have a more significant impact on operations.

         In 2002, we experienced a loss of chickens at our Peninsula Complex due to the effects of Hurricane Isidore. Future hurricanes or other adverse weather conditions could result in additional losses of inventory and damage to our plants and equipment. Our facilities near Mexico's coast are most vulnerable to the risk of severe weather.

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

         We face significant competition from other chicken producers in all of our geographic markets and product lines

         We are Mexico's largest chicken producer, but we face significant competition from other producers in all of the markets in which we sell our products. In 2005, we accounted for approximately 30.9% of total chicken production in Mexico. There are two other major vertically integrated chicken producers in Mexico, which together with Bachoco account for more than 50.0% of Mexican chicken production, with the balance distributed among approximately two hundred small- and medium-sized integrated and non-integrated producers.

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

         We face increased competition from U.S. producers

         In January 2003, import quotas and most tariffs on poultry, eggs and swine were eliminated through NAFTA. Poultry producers in the United States have developed extremely low-cost production methods and have been successful in exporting primarily frozen and further-processed poultry to other countries, especially in periods of overcapacity in the United States. As tariff barriers decline under NAFTA, U.S. producers can be expected to increase exports to Mexico, which could have a material adverse effect on our performance.

         In January 2003, the Mexican government imposed temporary restrictions on chicken leg quarters imported from the U.S. and both governments confirmed this safeguard in July 2003. The safeguard consists of a five-year limited poultry import measure. The measure, which became effective in 2003, includes quotas and an initial tariff of 98.8% on chicken leg quarters which will slowly decrease until it reaches 0% in 2008.

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

RISKS RELATING TO THE ADSS, THE UNITS AND THE SHARES

         The Robinson Bours family controls our management and their interests may differ from other security holders

         Certain members of the Robinson Bours family hold the power to elect a majority of the members of our board of directors and have the power to determine the outcome of certain other actions requiring the approval of our stockholders, including whether or not dividends are to be paid and the amount of such dividends. The Robinson Bours family has established two Mexican trusts, which they control ("Control Trust"), that together hold 496,500,000 Shares outstanding on December 31, 2005, including Units and B Units (consisting of two "Series B Shares") representing approximately 65.5% of the Series L Shares and 88.5% of the Series B Shares outstanding.

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

         It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons

         We are organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, all of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to affect service of process within the United States on such persons or to enforce judgments against them. This pertains also to any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

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

         In our special shareholders' meeting held on April 26, 2006, the conversion of our Series L Shares to Series B Shares on a one to one basis was approved.

         Non-Mexican stockholders may not be entitled to participate in future preemptive rights offerings

         Under Mexican law and our bylaws, if we issue new shares for cash as part of a capital increase, we must grant our stockholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in the Company ("preemptive rights"). We can allow holders of ADSs in the United States to exercise preemptive rights in any future capital increase only in one of the following two circumstances:

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

ITEM 4.      INFORMATION ON THE COMPANY

GENERAL

         Our legal name is Industrias Bachoco, S.A. de C.V., and we frequently refer to ourselves commercially as Bachoco. We were incorporated in Mexico on April 17, 1980. Our headquarters are located at Avenida Tecnologico No. 401, Ciudad Industrial 38010, Celaya, Guanajuato, Mexico, telephone (011) (52) (461) 618-3500. We have four principal product lines: chicken, eggs, commercial animal feed and swine. All of our production and sales are made in Mexico.

         We are the largest poultry producer in Mexico. In 2005, we produced more than 8.0 million chickens per week and accounted for approximately 30.9% of total chicken production in Mexico. As a vertically integrated producer, we control virtually all aspects of the production and distribution process, which enables us to exercise cost controls and to maintain high standards of quality, service and efficiency. With over 700 production and distribution facilities dispersed throughout Mexico, our operations include the following:

         o    preparing feed;

         o    breeding, hatching and growing chickens; and

         o    processing, packaging and distributing chicken products.

         Sales of chicken products accounted for 80.1% of our net revenues in 2005. Please also see the table under Item 5. "General--Results of Operations."

         We are also a significant producer of commercial balanced feed. We sell our feed both through distributors and directly to small producers. During 2005, we sold approximately 7,500 tonnes of feed per week to external customers, which amounted to 7.2% of our total revenues for that year.

         In September 2001, we acquired most of the assets of the egg operations of both Avicola Nochistongo and Avicola Simon Bolivar, two important producers of eggs in Mexico. With these acquisitions we emerged as one of the largest producers of eggs in Mexico: we now produce approximately 3.6 million dozen eggs per week. We are an innovator in packaging and marketing eggs. Egg sales accounted for 8.7% of our net revenues in 2005.

         In July 2004, we reached an agreement for renting the facilities of UPAVAT and UPATEC, a small producer of table eggs in the state of Puebla, south of Mexico City, with a capacity of about 0.75 million of laying hens.

         We also sell swine on the hoof to meat packers for pork product production. In 2005, sales of swine accounted for 1.0% of our net revenues.

         The remaining portion of our net revenues in 2005 consisted of miscellaneous poultry-related products.

         The following table sets forth, for each of the periods presented, the volume of chicken, feed, eggs and swine that we sold:

                                           BACHOCO SALES VOLUME
                                         (IN THOUSANDS OF TONNES)
                                          YEAR ENDING DECEMBER 31,
                       --------------------------------------------------------------
                          2001         2002         2003         2004        2005
                       ----------   ----------   ----------   ----------   ----------
Chicken ............        662.2        665.4        655.5        733.0        773.0
Eggs ...............         85.6        131.7        132.1        138.1        140.6
Swine ..............          9.0          9.0          8.5          9.1          9.6
Balanced Feed ......        346.0        324.7        316.2        320.7        389.6

         Due to acquisitions, internal growth and improved efficiency, the volume of chicken we sold in 2005 showed an increase of 16.7 % over the volume we sold in 2001. We improved the efficiency of the facilities we acquired to take full advantage of production capacity and distribution opportunities.

         In the Mexican poultry industry few producers operate in multiple regions. We believe we have the broadest geographic market coverage in the Mexican poultry industry and that we are one of the largest poultry suppliers in the Mexico City metropolitan region (which accounts for a significant portion of overall Mexican chicken consumption). We currently compete in every major product category and channel of distribution for poultry products within the regions that we serve. We expect to continue to do so in order to meet growing consumer demand and needs.

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

         In April 1995, Robinson Bours Stockholders created a trust (the "Control Trust"), the principal purpose of which was to hold a controlling interest in our Series B Shares. Our common stock ("Common Stock") consists of Series B Shares ("Series B Shares") and Series L Shares of limited voting stock ("Series L Shares") (collectively, the "Shares"). The Shares are grouped into units. Each Unit ("Unit") consists of one Series B Share and one Series L Share. Each B Unit ("B Unit") consists of two Series B Shares.

         In September 1997, we made an initial public offering of Units representing 17.25% of the outstanding Shares. Following such offering, the Control Trust held Units and B Units representing 68.0% of the outstanding Series B Shares. As of December 31, 2005, the Robinson Bours Stockholders owned Units and B Units representing 88.5% of the Series B Shares outstanding. As a result, the Robinson Bours Stockholders continue to have the power to control the Company.

         Members of the Robinson Bours family, together with certain of our executive officers, hold a majority of the seats on our board of directors.

         In April 2002, Javier Robinson Bours Castelo assumed the position of Chairman of the board of directors, replacing Enrique Robinson Bours Almada.

         In November 1998, we approved a stock repurchase plan (the "Repurchase Plan"), which allows us to repurchase up to 3% of the total Shares outstanding and trading on the Mexican Stock Exchange (Bolsa Mexicana de Valores), in accordance with Mexican securities laws. To execute the Repurchase Plan, we created a reserve of Ps.281.4 million (expressed in constant pesos as of December 31, 2005), which reduced retained earnings on our balance sheet. As of May 15, 2006, we had repurchased 187,400 units.

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

         On June 29, 2005 we acquired certain assets of Grupo Sanjor, a private poultry company located in the Yucatan Peninsula, with production of approximately 300 thousand chickens per week and 100 thousand table egg laying hens, which allow us to reinforce our leadership in this region of the country.

BUSINESS STRATEGY

         Over the past decade, we have substantially increased our chicken production, establishing ourselves in every major product category and distribution channel for chicken and expanding to cover a geographic market in Mexico that is more widespread than any other chicken producer. We have also increased the efficiency of our production process and built a reputation for the freshness of our chicken products and quality of our customer service.

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

         o INCREASED SERVICE AND MARKET RESPONSIVENESS. We seek to remain a leader in the Mexican poultry market by maintaining high standards of customer service and continuing to be responsive to the changing needs of varying market segments. As part of this strategy, we have structured our operations in such a way as to enable us to vary the size, weight, color and presentation of our chicken products, depending upon the particular demands of the market segment. In addition, we have decentralized order and sales services from our headquarters to our cold storage warehouses and facilities, which serve as midpoints in the distribution chain to wholesalers and local customers. This strategy allows us to stay closer to our customer base and to better cultivate growing customer segments, such as food-service operators, supermarkets and food wholesale clubs.

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

         o In 2003, we made capital expenditures of Ps.817.2 million net, with which we:

                  o continued to update our transportation fleet, farms, processing plants and feed mills;

                  o    improved and expanded our distribution network; and

                  o increased production capacity in our Northwest Complex and Yucatan Peninsula Complexes.

         o In 2004, we made capital expenditures of Ps.449.8 million net, with which we:

                  o continued to update our transportation fleet, farms, processing plants and feed mills;

                  o    improved and expanded our distribution network;

                  o increased capacity projects in our Northwest and Yucatan Peninsula Complex; and

                  o increased production capacity of table eggs in our Northwest Complex, at Mexicali, near the border with the U.S.

         o In 2005, we made capital expenditures of Ps.776.4 million net, with which we:

                  o continued to update our transportation fleet, farms, processing plants and feed mills, which expenditures continue to the present;

                  o increase the capacity and update our rendering plants, which expenditure continue to the present; and

                  o    made the acquisition of certain assets of Grupo Sanjor.

BUSINESS OVERVIEW

CHICKEN MARKET

         Mexican consumers value distinct characteristics in their chicken. Virtually all chicken sold by us and other major chicken producers in Mexico is fresh. Fresh chicken is a central ingredient in many traditional Mexican dishes and it is the leading meat consumed in Mexico according to data from UNA. Traditionally, further-processed chicken, such as heat-and-serve products, frozen dinners, chicken nuggets and other similar foods, have found limited acceptance among Mexican consumers due to historical consumer preferences for fresh chicken.

         In recent years, the further-processed chicken line is growing rapidly; we participate significantly in the market and try to lead the supplying of these products. We estimate that further-processed chicken products currently account for approximately 5.0% of the chicken sold in Mexico.

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

         According to data obtained from the UNA, total Mexican chicken consumption per capita increased by 15.6% from 2001 to 2005. Chicken is the leading meat consumed in Mexico, and it accounted for approximately 47.6% of all meat produced in Mexico in 2005. The following table sets forth total Mexican production of chicken, pork and beef for 2001 to 2005:

                  MEXICAN PRODUCTION OF CHICKEN, BEEF AND PORK
                            (IN THOUSANDS OF TONNES)*

                          2001         2002         2003         2004         2005
                       ----------   ----------   ----------   ----------   ----------
Chicken ............        2,067        2,187        2,290        2,390        2,498
Beef ...............        1,428        1,451        1,496        1,543        1,559
Pork ...............        1,065        1,085        1,100        1,150        1,088

----------
*Sources: UNA

         The Mexican chicken industry, like chicken industries in other countries, is characterized by a long-term decline in real prices in real terms in conjunction with cyclical periods of higher profitability leading to overproduction followed by periods of lower prices and lower profitability. During 2001, chicken prices declined as a result of excess supply during the first half of the year, the economic slowdown experienced by the country at the end of the year and a decrease in the cost of the main feed ingredients. In 2002, chicken prices increased slightly by approximately 2.5% over 2001, as a result of the worldwide increase in the cost of feed ingredients at the end of the year. In 2003, chicken prices decreased by approximately 4.0% over 2002, mainly due to an oversupply in domestic production that was present mainly in the second half of the year and a decrease in the purchasing power of the average consumer. In 2004, chicken prices increased by approximately 6.7%, mainly as a result of an increase in the cost of the main feed ingredients worldwide, and a more normalized supply in Mexico during the second half of the year. In 2005, chicken prices decreased by approximately 1.7%, mainly as a result of a decrease in the cost of the main feed ingredients worldwide, and a strong oversupply during the last quarter of the year. We believe that Mexican chicken prices may decline further in real terms and that prices for chicken may also vary cyclically.

         We believe that changes in Mexican chicken consumption correlate closely with changing chicken prices and their effect on consumer purchasing power. Chicken consumption increased by 6.7% in 2001 due to declines in chicken prices and increased supply. The trend in increased consumption continued in 2002, 2003, 2004 and 2005, with increases of 5.8%, 5.9%, 3.4% and 5.2% due to a further increase of supply coming mainly from domestic production.

CHICKEN PRODUCTS

         Five principal product categories exist for fresh chicken in Mexico: live, public market, rotisserie, chicken parts, supermarket broiler and further-process products.

     "Live" chicken is delivered alive to small independent slaughtering operations or to wholesalers that contract with independent slaughtering operations for processing. The freshly slaughtered chicken is then sold to chicken shops and other specialized retailers for sale to consumers and in some areas is sold directly to consumers by the slaughterhouse. According to UNA, live chicken accounts for approximately 28.0% by volume of the chicken sold by producers in Mexico.

     "Public Market" chicken is a whole broiler presented uneviscerated, generally sold within 48 hours after slaughter in public markets throughout Mexico, but primarily concentrated in the Mexico City metropolitan region. According to UNA, public market chicken accounts for approximately 25.0% by volume of the chicken sold by producers in Mexico.

     "Rotisserie" chicken is a whole broiler presented eviscerated and ready to cook. Rotisserie chicken is sold by wholesalers and directly by producers to small shops, stands (rosticerias or asaderos) and supermarkets, which cook the chicken and sell it whole and freshly cooked to the end-consumer, providing an economical form of fast-food. According to UNA, rotisserie chicken accounts for approximately 26.0% by volume of the chicken sold by producers in Mexico.

     "Chicken Parts" refers to cut-up fresh chicken parts sold wrapped in trays or in bulk principally to supermarket chains, the fast-food industry and other institutional food-service providers. Producers generally sell directly to the supermarket chains and deliver the chicken directly to the outlet. Sales to the institutional market often require customized cutting and presentation. According to UNA, chicken parts account for approximately 14.0% (including further-process products) by volume of the chicken sold by producers in Mexico.

     "Supermarket Broiler" chicken is a fresh whole broiler presented with the edible viscera packed separately. In most cases it is sold directly by producers to supermarkets and, in some regions, to other independent food shops. Mexican consumers' preference for freshness requires regular deliveries of chicken to supermarkets and other food shops. According to UNA, supermarket broiler chicken accounts for approximately 7.0% of the volume of the chicken sold by producers in Mexico.

         We sell further-processed chicken products to supermarkets and other retailers. The following table sets forth, for the periods indicated, the sales volume in tonnes and as a percentage of the total volume of chicken sold for each of our principal lines of chicken products:

                                                                   YEAR ENDED DECEMBER 31,
                            -----------------------------------------------------------------------------------------------------
                                   2001                 2002                 2003                 2004                 2005
                            -----------------    -----------------    -----------------    -----------------    -----------------
                                       % OF                 % OF                 % OF                 % OF                 % OF
                            VOLUME     TOTAL     VOLUME     TOTAL     VOLUME     TOTAL     VOLUME     TOTAL     VOLUME     TOTAL
                            -------   -------    -------   -------    -------   -------    -------   -------    -------   -------
                                                         (THOUSANDS OF TONNES, EXCEPT PERCENTAGES)
Public Market and
   Rotisserie ...........     339.3      51.3      307.1      46.2      288.1      44.0      319.1      43.5      349.6      45.2
Supermarket Broiler,
   Chicken Parts and
   Other(1) .............     151.3      22.8      191.6      28.8      194.9      29.7      219.6      30.0      219.1      28.4
Live ....................     171.6      25.9      166.7      25.0      172.5      26.3      194.4      26.5      204.3      26.4
                            -------   -------    -------   -------    -------   -------    -------   -------    -------   -------
Total ...................     662.2     100.0%     665.4     100.0%     655.5     100.0%     733.1     100.0%     773.0     100.0%
                            =======   =======    =======   =======    =======   =======    =======   =======    =======   =======

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

         We have expanded our distribution network, which now covers almost all of Mexico:

         o By acquiring most of the assets of both Avicola Nochistongo and Avicola Simon Bolivar in September 2001, we further expanded and consolidated our distribution network, mainly in the northeastern part of Mexico.

         o In 2002, we consolidated our presence in the northeastern part of the country, mainly in the state of Nuevo Leon, due to the consolidation of our recent acquisitions, made at the end of 2001.

         o During 2003, we implemented two important projects to expand the facilities at our Northwest Complex and Peninsula Complex to increase production capacity in our chicken business. These facilities are ideally suited for the expansion projects due to their sanitary status and their geographical location. Both complexes were expanded in the third quarter of 2004 by approximately 50%, which increased opportunities for future exports as well as for meeting consumer demand in those regions and in other regions in Mexico.

         o During 2004, we finished our projects to expand the facilities at our Northwest Complex and Peninsula Complex.

         o In 2005, we acquired assets of Grupo Sanjor, a private producer of chicken and table eggs located in the Yucatan Peninsula.

         In the following paragraphs, we provide a description of our marketing, sales and distribution strategies for each of our major chicken products.

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

         o    frozen and further-processed poultry

              o Frozen, heat-and-serve and other further-processed poultry products make up a small proportion of total Mexican poultry consumption today. Mexican consumers have a greater preference for fresh chicken than their U.S. counterparts. Demand for these kinds of fresh products is growing rapidly. The potential for substantial growth in this market is large and we believe that our distribution network, our large market share for supermarket chicken sales, our brand name and our experience in a wide range of existing Mexican distribution channels will be important competitive strengths in this area.

              o Our 2005 sales of fresh further-processed poultry products increased approximately 30% over 2004 sales. We are moving to produce and introduce various fresh further-processed poultry products in Mexico, which we have developed in accordance with Mexican customer preferences. We will continue to do so, as this market grows.

EGGS

         Mexico has one of the largest per capita consumption of eggs in the world with 22 kilograms, according to data from the UNA. Mexican egg consumption per capita increased 7.8% from 2001 to 2005. This high level of consumption is due in part to the fact that eggs are a relatively the cheapest source of protein in Mexico.

         The Mexican egg industry is more fragmented than the broiler industry but has experienced some degree of consolidation in recent years, including acquisitions made by us. According to UNA, the ten largest producers of eggs in Mexico now account for approximately 44.0% of the market. As a result of our September 2001 acquisitions of Avicola Nochistongo and Avicola Simon Bolivar, two of the 15 largest egg producers in Mexico, we have become one of the largest egg producers in Mexico with an estimated market share of 6.2% in 2005. Our marketing strategy for egg products is to increase brand recognition by increasing sales of cartons with the "Bachoco" brand printed on them. In addition, we aim to differentiate our eggs by their high quality and freshness.

         Eggs in Mexico have traditionally been distributed in large 360-egg cases through wholesalers to retailers. The retailers, which are typically small grocery shops, sell the eggs by weight to consumers. At present, approximately 22% of the eggs sold in Mexico are sold in packaged form, 8% are sold in processed form and approximately 70% are sold in bulk to wholesalers. The sales trend in recent years has been towards packaged egg sales. We expect that the convenience, the development of brand loyalty and the growth of supermarket chains will contribute to the continuance of this trend toward packaged eggs.

         We sell both brown and white eggs. Brown eggs presently account for approximately 9.0% of Mexican egg consumption. The branded carton of brown eggs is a premium product in the Mexican market. We believe that brown eggs are less vulnerable to price fluctuations than white or unbranded eggs, because consumers perceive them to be of higher quality. Brown eggs command a small premium over white eggs. We are the leading producer of brown eggs in Mexico and estimate that our production accounts for approximately 26.9% of the Mexican brown egg market and 60.0% of the Mexican branded brown egg market.

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

         In 2004, we started to build new farms to increase production capacity of table eggs in our Northwest complex, at Mexicali, near the U.S. border. We completed this project in the second semester of 2005.

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

BALANCED FEED

         According to Camara Nacional de la Industria de Transformacion ("CANACINTRA"), Mexican production of balanced feed increased from 20.0 million tonnes in 1999 to 23.9 million tonnes in 2004. In 2004, Mexico was ranked the sixth largest producer of feed in the world and the second largest in Latin America.

         Local production is composed of commercial and integrated manufacturers. Commercial manufacturers produce for the market, while integrated manufacturers mostly produce for themselves and occasionally for other producers. Integrated producers account for approximately 64.5% of total production. Imports of feed come almost entirely from the United States and represent approximately 1.7% of the total consumption in Mexico.

         We entered the feed business as a result of our acquisition of Grupo Campi at the end of 1999. We sell to small livestock producers and through a network of small distributors located mainly in central and southern Mexico. We have benefited from economies of scale and synergies derived from producing feed both for our own internal consumption and for sale to third parties. To promote this business, in 2000, we opened a new mill in the state of Veracruz dedicated exclusively to producing feed. Presently, we have four feed plants dedicated to produce balance feed to third parties. We estimate that our balanced feed business comprises approximately 4.6% of the market share of the commercial (non-integrated) balanced feed business in Mexico.

SWINE

         We purchase breeder swine live from the United States and breed them at facilities in Navojoa. We then raise swine to maturity at our farms in Celaya and three other locations in Mexico. Mature swine is sold on the hoof to Mexican swine meat packers for the production of pork products. In 2002, our swine prices decreased by 21.3% as a result of an oversupply in the swine market due primarily to increased imports from the United States. In 2003, swine prices began to recover, increasing by 7.0%, due mostly to the fact that there was very modest growth in domestic production and imports. In 2004, our swine prices increased by more than 20.0% as a result of increase in the cost of feed ingredients and a more normalized supply and imports, and, during 2005, our swine prices decreased 9.0% due to larger supplies in the Mexican market. Traditionally, Mexicans consume less swine and swine products than chicken and eggs.

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

         Under NAFTA, the government eliminated the tariff on sorghum effective January 1, 1994, and eliminated tariffs on all other grains that we use, except corn, on January 1, 2003. Corn tariffs will be eliminated by 2008. We expect these developments to lower our cost of production as the cost of our ingredients more closely tracks prices in the international commodity markets.

         At present, we take advantage of lower-cost feed ingredients from Mexican sources, when available. In 2005, we obtained approximately 30.1% of our total grain needs from the domestic market. We believe that the quality of local feed ingredients, particularly sorghum, is superior to that of imported feed ingredients. In addition, the use of local feed ingredients allows us to save on transportation costs and import duties. However, in southern Mexico where Grupo Campi's complexes are located, domestic crops and feed ingredients are not available. As such, these complexes use mainly imported grain.

         We may, from time to time, engage in hedging of our feed costs in the future.

COMPETITION

CHICKEN

         According to the UNA, we are Mexico's largest chicken producer, we face significant competition from other producers in all of the markets in which we sell our products. When combined with our two largest vertically integrated competitors, we account for approximately 54.0% of total

Mexican poultry production; the balance is distributed among approximately two hundred small- and medium-sized integrated and non-integrated producers. The major producers, including Bachoco, have substantial cost advantages over smaller, non-integrated producers arising from economies of scale and control of feed preparation. To varying degrees, each of these companies has substantial financial resources and strengths in particular product lines and regions. We believe, however, that we have substantial competitive strengths over our competitors, including a broader range of chicken products and broader geographic coverage.

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

         Poultry producers in the United States have developed low-cost production techniques and have been successful in exporting primarily frozen and further-processed poultry to other countries, especially in periods of overcapacity in the United States. As tariff barriers have declined under NAFTA, we have experienced increased competition from U.S. poultry producers. According to UNA, in 2005, imports of poultry products increased 21.8% in volume over imports in 2004. This increase was caused in part by a strong demand in Mexico, and the elimination of temporary bans of imports by sanitary and health authorities. Mechanically de-boned poultry accounted for approximately 41.3% of the imports.

         We expect that competition from U.S. exporters will continue to increase. However, Mexican consumer acceptance of frozen poultry products is still low, and we do not anticipate a significant grow in the near future.

EGGS

         We are one of the largest producers of eggs in Mexico, with approximately 6.2% of total Mexican egg production at the end of 2005. According to UNA, the top nine producers together accounted for approximately 44.0% of total Mexican egg production, with the balance distributed among 160 smaller producers.

BALANCED FEED

         Of the registered producers of feed in Mexico, integrated firms produce approximately 64.5% of total production for their internal use, and the remaining 35.5% is produced for sale to third parties. We estimate a market share of approximately 4.6% in our feed product line.

SWINE

         The Mexican swine industry is highly fragmented, and no producer has more than 10.0% of the market. On December 31, 2005, we had less than 1.0% of the Mexican market share in swine. U.S. producers already compete in this market in Mexico because tariff barriers on swine are moderate.

MEXICAN REGULATION

MEXICAN IMPORT REGULATION AND PRICE CONTROLS

         As required by NAFTA, the Mexican government eliminated all permanent quotas and tariffs on poultry, eggs and swine in January 2003. With certain specific exceptions described below, there are now no quotas or tariffs on imports of poultry, eggs and swine from the United States. We expect the elimination of these trade protections to stabilize the level of imports over time and to permit improved private control over imports, which may result in increased competition from importers.

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

         o Imports of swine were subject to a quota of 80.3 thousand tonnes of fresh, frozen and chilled meat, but were also taxed 2% on amounts below the quota (this tax was 4% in 2001). Amounts above the quota were taxed at 10% in 2002.

         Import limits and short-term tariffs that remain after January 2003 are as follows:

         The Mexican government has put in place a number of short-term tariffs and import limits on poultry, eggs and swine:

         o In January 2003, the Mexican government announced a temporary safeguard to stabilize the flow of poultry imports, which included an initial tariff of 98.8% on imports of chicken leg quarters. This safeguard will decrease annually until it reaches 0% in 2008. All other chicken products from the United States, including whole chicken, chicken parts other than leg quarters and eggs, remain tariff-free.

         o According to the safeguard, for 2005 the tariff in effect was 59.3% for imports of chicken leg quarters above the quota of 102,010 tonnes.

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

ENVIRONMENTAL AND SANITARY REGULATION

         Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The principal laws are Ley General de Equilibrio Ecologico y Proteccion Ambiental (General Law of Ecological Balance and Environmental Protection--the "Environmental Law") and Ley de Aguas Nacionales ("National Waters Law"). The Secretaria del Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources, or "Semarnat") administers the Environmental Law, and Comision Nacional del Agua ("National Water Commission") administers the National Waters Law.

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

ORGANIZATIONAL STRUCTURE

         We are a holding company with no operations other than holding the stock of our subsidiaries, all of which are incorporated in Mexico, and engaging in transactions with our subsidiaries. Our principal operating subsidiary is BSACV, which owns our principal operating assets, and which accounted for 94.1% of consolidated total assets as of December 31, 2005, and 92.0% of our consolidated revenues for the year ended December 31, 2005. All of our subsidiaries are directly owned by us in the percentage listed below. None of these subsidiaries have any subsidiaries of their own.

         The following table shows our main subsidiaries as of December 31, 2003, 2004 and 2005:

                                                            PERCENTAGE EQUITY INTEREST
                                                          ------------------------------
                                                            2003       2004       2005
                                                          --------   --------   --------
Acuicola Bachoco, S.A. de C.V .........................        100        100        100
Aviser, S.A. de C.V ...................................        100        100        100
Bachoco, S.A. de C.V. ("BSACV") .......................        100        100        100
Campi Alimentos, S.A. de C.V ..........................        100        100        100
Huevo y Derivados, S.A. de C.V ........................         97         97         97
Operadora de Servicios de Personal, S.A. de C.V .......        100        100        100
Pecuarius Laboratorios, S.A. de C.V ...................         64         64         64
Secba, S.A. de C.V ....................................          -        100        100
Sepetec, S. A. de C.V .................................        100        100        100
Servicios de Personal Administrativo, S.A. de C.V .....        100        100        100

         In November 2004, the Company acquired all the shares of Secba, S.A. de C.V. from a related party for Ps.14.4 million. As of the date of the acquisition, the figures of Secba, S.A. de C.V. have been consolidated with the Company's figures. The excess of the purchase price paid over the book value of this investment amounted to Ps.0.3 million, which was recorded in other income.

         In December 2003, Campi Comercial, S.A. de C.V. merged into BSACV (the surviving company). After the merger, a spin-off from BSACV was approved to create a new company known as Campi Alimentos, S.A. de C.V. These transactions have had no effect on the consolidated amounts on our balance sheet.

PROPERTY, PLANTS AND EQUIPMENT

         Our production and storage facilities are located throughout the regions we serve in order to ensure freshness and minimize transportation time and costs. The most extensive facilities are grouped in seven complexes that include farms and processing plants. The largest of our complexes is in Celaya, where we have broiler grow-out farms, a broiler processing plant and egg production farms. The complex at Culiacan includes broiler grow-out farms and a broiler processing plant, as do the complexes located in Puebla, Lagos de Moreno, Coatzacoalcos and Merida. There are smaller egg production farms at Los Mochis, Ciudad Obregon and Mexicali. In Gomez Palacio, Durango (in La Laguna Region), we have a complex which consists of broiler grow-out farms, a broiler processing plant and egg production farms representing more than half of our total egg production capacity.

         The following table summarizes the types and number of each type of our production facilities as December 2005:

                          BACHOCO PRODUCTION FACILITIES

TYPE                                                                  NUMBER
------------------------------------------------------------------   --------
Chicken breeding farms............................................       146
Broiler grow-out farms............................................       440
Broiler processing plants.........................................         7
Egg incubation plants.............................................        18
Egg production farms..............................................       104
Swine breeding farms..............................................         1
Swine grow-out farms..............................................        12
Feed plants.......................................................        15

         On September 22, 2002, Hurricane Isidore hit the Yucatan Peninsula and affected approximately 60% of our chicken growing farms in the region. The remainder of our facilities in the area, including a poultry processing plant, feed mills, breeder farms and incubator plants, suffered minor damages. The chicken growing farms in this region represented approximately 7% of our total capacity in our chicken business. We were able to divert products from our other facilities to maintain a consistent level of service to our customers in this region.

         The Company repaired its Peninsula Complex on schedule and by the end of 2003 the complex had returned to the level of capacity maintained prior to sustaining the damage caused by Hurricane Isidore. In 2003, the Company implemented projects to expand the facilities at the Peninsula Complex as well as the Northwest Complex. Both complexes were expanded to increase capacity by approximately 50% by the third quarter of 2004. These projects were financed with internal resources generated by our own operations.

         We operate 15 feed plants for our own chickens, feed sales to third parties and egg and swine operations. The total production capacity of our feed plants is approximately 335,675 tonnes per month. We estimate that we are the largest producer of animal feed in Mexico.

         Our other facilities include two poultry manure-processing plants. Our headquarters are located in Celaya Guanajuato, Mexico, and we have 60 sales centers throughout the regions we serve. While we own most of our facilities, we lease a limited number of farms and sales centers. We also employ a network of contract growers.

         Our fleet of trucks carries feed from feed mills to farms, live chicken from farms to processing plants, day-old chickens from egg incubation plants to farms, eggs from farms to distribution centers and, ultimately, products from distribution centers to customers.

ITEM 5       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion should be read in conjunction with our consolidated financial statements. The consolidated financial statements have been prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 17 to the consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of total stockholders' equity, net income and operating income, a consolidated statement of changes in stockholders' equity and a condensed statement of cash flows under U.S. GAAP as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005.

         In accordance with Mexican GAAP rules on price-level restatement of financial statements, the financial statements included with this disclosure recognize certain effects of inflation. In addition, the financial statements and, unless otherwise specified, the other financial data included herein are restated in constant pesos as of December 31, 2005. The effects of price-level restatement in accordance with Mexican GAAP have not been reversed in the reconciliation to U.S. GAAP.

GENERAL

         In the following discussion we describe various trends and how they affected our results of operations for the years ended December 31, 2003, 2004 and 2005.

MEXICAN ECONOMIC CONDITIONS

         During 2002, the Mexican economy was sluggish due to the effects on Mexico of the continuing slowdown in the U.S. economy. Mexico's GDP increased 0.9% in 2002. Financial markets in Mexico remained relatively stable most of the year, experiencing an increase in volatility in the last quarter. Interest rates on 28-day Cetes in 2002 decreased to an average of 7.3%, inflation increased to a rate of 5.7% and the peso depreciated against the U.S. dollar by 12.2%. Most of the peso depreciation occurred at the end of the year.

         In 2003, the Mexican economy continued to show signs of slowdown; GDP growth was 1.3%, which was lower than initial expectations. Interest rates on 28-day Cetes decreased to an average of 6.2%, inflation decreased to a rate of 4.0%, and the peso depreciated against the U.S. dollar by 7.3%.

         In 2004, the Mexican economy showed signs of recovery; GDP growth was 4.4%, which was better than initial expectations. Interest rates on 28-day Cetes increased to an average of 6.8% for the year and an average of 8.5% in the last month of the year. Inflation increased to a rate of 5.2%, and the peso appreciated against the U.S. dollar by 0.8% at year-end.

         In 2005, the Mexican economy was stable and GDP increased by 3.0%; the inflation rate was 3.3%, and rates on 28-day Cetes increased to an average of 9.2% for the year and an average of 8.2% during December 2005. The peso appreciated against the U.S. dollar by 4.9% at year-end.

         In addition to the effects that the Mexican economy has on our business and results of operations, Mexican political events may significantly affect our operations and the performance of Mexican securities generally. See Item 3. "Key Information--Risk Factors." A downturn in Mexico's economic conditions, civil unrest or other adverse social, political or economic developments in or affecting Mexico could adversely affect our business, results of operations, financial condition, ability to obtain financing and prospects for future business.

         The Mexican economy and financial and securities markets are, to varying degrees, influenced by economic conditions in other countries. Economic or financial conditions in one country or region may undermine investors' confidence in other countries, such as Mexico, and decrease the attractiveness of securities investments in such countries. See Item 3. "Key Information--Risk Factors."

EFFECTS OF ECONOMIC CONDITIONS ON THE COMPANY

         Mexican economic conditions have had an important impact on Mexico's chicken market. Feed costs constitute a substantial portion of the cost of goods sold and are priced with reference to U.S. dollars. In 2002, average producer prices increased slightly by 2.5% as a result of a global increase in the cost of feed ingredients at the end of the year, partially offset by a slowing economy. In 2003, average producer prices increased significantly by 10.6%, due primarily to an increase in raw materials prices during most of the year. In 2004, average producer prices increased by 6.7%, due mainly to strong increases in the cost of feed ingredients, in particular soybean meal, and a moderate increase of supply in the Mexican market. In 2005, average producer prices decrease by approximately 1.7%, mainly as a result of a decrease in the cost of the main feed ingredients worldwide, and a strong oversupply during the last quarter of the year.

         As of December 31, 2005, we have an outstanding total indebtedness of Ps.144.6 million all denominated in Mexican pesos. We have no liabilities denominated in U.S. dollars, as compared to 0.2% of our total indebtedness we had on December 31, 2004 (see Note 7 in our financial statements for details). We have assets and liabilities denominated in U.S. dollars, so future depreciation or devaluation of the peso against the U.S. dollar may result in foreign exchange losses or gains depending on our net position. In 2005, we had foreign exchange loss of Ps.57.7 million due to fluctuations of the peso against the U.S. dollar, as compared to a foreign exchange gain of Ps.46.6 million in 2004 and a foreign exchange gain of Ps.75.0 million in 2003.

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

VOLUME OF CHICKEN SOLD

         The volume of our chicken sold increased over the previous year by 0.5% in 2002, decreased by 1.5% in 2003, increased by 11.8% in 2004 and 5.5% during 2005.

         The increase in the volume of chicken sold in 2002 was mainly due to productivity improvements made in our production facilities. Such increase, however, was partially offset by the negative effects of Hurricane Isidore that temporarily shut down production and resulted in damages and loss of product at our Peninsula Complex during the last four months of 2002. The decrease in volume in 2003 was mainly due to the effects of Hurricane Isidore on our Peninsula Complex during most of 2003. The increase in 2004 was due mainly to the completion of growing projects in our Northwest and Peninsula complexes, and productivity improvements in the rest of our operations; as for 2005 the increase was mainly to productivity improvements achieved by the Company and the Sanjor acquisition in the second quarter of 2005.

TRENDS IN PRODUCT PRICES

         Our results of operations are significantly affected by the cyclical and volatile nature of Mexican prices for chicken, feed, eggs and swine. During 2002, our chicken prices decreased 0.8% due to the downturn in demand in our sales regions provoked by a slowing economy, stable cost of feed ingredients throughout most of the year and continued changes in our product mix. In 2003, the Company was affected by higher feed ingredient costs and oversupply conditions due to an increase in domestic production. The continued weakness of the Mexican economy affected the purchasing power of customers, and as a result the Company was unable to increase its prices. During 2003, our chicken prices decreased 2.7% primarily as a result of oversupply conditions in the domestic chicken market as well as a decrease in consumer purchasing power. In 2004, our chicken prices increased by 6.4%, mainly as a result of an increase in the cost of our main feed ingredients which pushed the prices up in the industry, a moderate supply of chicken in the Mexican market, mainly in the second part of the year, and our commercial and marketing strategies. In 2005, our chicken prices increased 1.6%, as a result of a strong demand in the first three quarters of the year, partially compensated by weak prices in the last quarter of 2005.

         Prices for feed tend to follow trends in prices of feed ingredients, which we discuss below.

         Egg prices declined in 2001 by 0.4% following the decline in the price of feed ingredients and, in 2002, our egg prices continued to decline by 17.1% due to heavy oversupply conditions in the domestic egg market. In 2003, egg prices increased by 17.5% mainly due to a reduced supply of this product in the market. In 2004, our egg prices increased by 7.3% mainly due to an increase in the price of feed ingredients and a moderate supply during the first part of the year in the Mexican market. In 2005, our egg prices decreased by 15.7% as a result of continued oversupply conditions in the Mexican market due to domestic production.

         Bachoco continues to work to improve its sales mix by introducing a packaged product with brand identification with better profit margins.

         During 2002, our swine prices decreased by 21.3% as a result of an oversupply in the swine market due primarily to increased import competition from the United States. In 2003, swine prices began to recover, increasing by 7.0%, due mostly to very modest growth in domestic production and imports. In 2004, our swine price increased by 25.8% as there was only a moderate supply in the Mexican market. In 2005, our swine prices decreased by 9.0% as imports increased.

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

         At present, Mexican feed prices tend to parallel U.S. and international prices. In 2001, approximately 40% of grain, our main feed ingredient, came from local markets. In 2002, the percentage of grain purchased from local markets fell to 30%, with the remaining imported primarily from the United States. In 2003, the percentage of grain purchased from domestic markets was 38%. In 2004, it was approximately 35%, and in 2005 it was 30%.

         Due to low inventories worldwide at the end of 2003 and during most of 2004, soybean meal reached historically high prices worldwide. Consequently, the price of other sources of protein, including grain, increased. As a result, the cost of our feed increased substantially. It was not possible for us to pass these increases to our customers, leading us to poor results during the first part of the year. In the second part of the year, mainly in the last quarter, prices resumed more normalized levels, allowing us to improve our results. As for 2005, prices of our raw materials were on the average lower compared to 2004; during the year prices were rather constant with a slight trend to increase during the second part of the year.

         In recent years, reductions in tariffs under NAFTA have generally resulted in reductions of our costs of importing feed ingredients.

ACQUISITIONS & DISPOSITIONS

         Our operations have been affected during the periods we discuss herein, by a series of acquisitions and production arrangements that we have made in recent years:

         o In the second half of 2001, we acquired two significant egg and chicken producers. These producers are Avicola Nochistongo, one of the 10 largest egg producers in Mexico operating within the Laguna region, and Avicola Simon Bolivar, one of the 15 largest egg producers and a producer of chicken.

         o During 2002, such acquisitions contributed to the expansion and consolidation of our leadership position in the egg and chicken industries in Mexico. Through these acquisitions, we expanded our distribution network throughout almost the entire country and increased our market presence in both La Laguna and the northeastern regions of Mexico. We financed these acquisitions through our own working capital resources.

         o During 2003, we implemented two important projects to expand the facilities at our Northwest Complex and Peninsula Complex to increase production capacity in our chicken business. Both complexes were expanded to increase capacity by approximately 50% and were completed by the third quarter of 2004, which will increase opportunities for future exports as well as for meeting consumer demand in those regions and in other regions in Mexico. The new facilities in both complexes have been equipped with the best technology available.

         o In July 2004, we reached an agreement for renting the facilities of UPAVAT and UPATEC, a small producer of table eggs in the state of Puebla, south of Mexico City, with a annual capacity of about
              0.7 million of lying hens.

         o In November 2004, the Company acquired all the shares of Secba, S.A. de C.V., from a related party for Ps.14.4 million. As of the date of the acquisition, the figures of Secba, S.A. de C.V. have been consolidated with the Company's figures. The excess of the purchase price paid over the book value of this investment amounted to Ps.3 million, and was recognized in other income.

         o In June 2005, the Company acquired certain assets of Sanjor, a private poultry company located in the Yucatan Peninsula, with production of approximately 300 thousand chickens per week and 100 thousand table egg laying hens, which allow us to reinforce our leadership in this region of the country.

SUMMARY OF RESULTS OF OPERATIONS

         The following table sets forth selected components of our results of operations as a percentage of net revenues for each of the periods indicated:

                                                              YEAR ENDED DECEMBER 31,
                                                          ----------------------------------
                                                            2003         2004         2005
                                                          --------     --------     --------
                                                             (PERCENTAGE OF NET REVENUES)
Net revenues ..........................................      100.0%       100.0%       100.0%
Cost of sales .........................................      (81.4)       (81.1)       (71.9)
Gross profit ..........................................       18.7         18.9         28.1
Operating income ......................................        4.0          6.4         15.2
Comprehensive financing (cost) income .................        1.2         (0.5)        (0.5)
Income tax, asset tax and employee profit sharing .....       (1.0)        (0.8)        (2.4)
Net income ............................................        5.0          5.3         12.2

         The following table sets forth, for each of the periods indicated, our net revenues of chicken, feed, eggs, swine and other products as a percentage of total net revenues in each period:

                                                               YEAR ENDED DECEMBER 31,
                                                          ----------------------------------
                                                            2003         2004         2005
                                                          --------     --------     --------
                                                             (PERCENTAGE OF NET REVENUES)
Chicken ...............................................       77.7%        78.5%        80.1%
Feed ..................................................        7.1%         6.6%         7.2%
Eggs ..................................................       11.1%        10.9%         8.7%
Swine .................................................        0.9%         1.1%         1.0%
Other products ........................................        3.2%         2.9%         3.0%
                                                          --------     --------     --------
Total .................................................      100.0%       100.0%       100.0%
                                                          ========     ========     ========

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

GENERAL

         In 2005, the Mexican economy showed signs of stability: GDP grew by 3.0%, the annual inflation increased by 3.3%, and the Mexican peso appreciated against the U.S. dollar by 4.9% at year-end.

         According to UNA, the production volume of the Mexican chicken industry grew approximately 4.5% in 2005. This increase in supply in the chicken industry, combined with the stability of the Mexican economy, and a stable cost of main raw materials, resulted in an increase in our chicken prices, mostly during the first nine months of the year.

         With respect to the egg industry, domestic production increased by almost 3.6%, which contributed to the excess supply in the market during the year.

         In spite of a significant increase in the supply, we were able to increase our sales volume in all our main product lines; we sold our entire production and achieved an operating margin of 15.2%.

NET REVENUES

         Consolidated net revenues during 2005 amounted to Ps.14.5 billion, an increase of Ps.0.7 billion (or 5.3%), from Ps.13.7 billion in 2004. This increase was mostly due to increases in the sales of all our main product lines, which resulted from increases in volume and prices of those lines.

         Our chicken sales increased by 7.2% due to an increase in price of 1.6% and in volume of 5.5%. This increase was due mainly to productivity improvements achieved by the Company and the Sanjor acquisition in the second quarter of this past year.

         Our revenues from egg sales decreased by 14.1% in 2005, as a result of a 15.7% price decrease, partially offset by an increase of 1.9% in sales volume. This reduction in price was mainly due to oversupply conditions in the Mexican market during most of the year.

         There was a significant growth in sales of 14.0% of balanced feed, while the volume achieved 21.5% compared to 2004. This was the result of focused strategies that Bachoco has implemented in this line of business.

         We recognized Ps.27.7 million in our 2005 revenue as a result of fair valuing part of the Company's inventories, see Note 1-q.

COST OF SALES

         The consolidated cost of sales in 2005 was Ps.10.4 billion, representing a decrease over 2004 of Ps.07 billion, or 6.6%, as a result of lower costs of our main feed supplies compared to 2004, and also the Company's ongoing efforts to improve efficiency in all its processes.

GROSS PROFIT

         Bachoco's gross profit reached Ps.4.1 billion during 2005, a significant improvement when compared with Ps.2.6 billion reached in 2004. Gross profit, as a percentage of net sales, was 28.1%, compared to 18.9% reached in 2004. The increase in our gross profit and profit margins resulted mainly from a decline in costs and an increase in volume sold.

SALES, GENERAL AND ADMINISTRATIVE EXPENSES

         Sales and administrative expenses in 2005 amounted to Ps.1.9 billion. This represents an increase of only 8.3% over 2004. The increase was used to market and distribute the larger volume sold of our products. As a percentage of net revenues, selling, general and administrative expenses increased to 12.8% in 2005, compared to 12.5% in 2004.

OPERATING INCOME

         Consolidated operating income in 2005 totaled Ps.2.2 billion, an increase of 149.7% over the previous year, as a result of an increase in sales and a decrease in the cost of sales. The operating margin was 15.2% in 2005 compared to 6.4% in 2004.

COMPREHENSIVE COST OF FINANCING

         Comprehensive financing income (cost) represents the net effect of interest expense, interest income, foreign exchange gain (loss) and gain (loss) on net monetary position, which arises from the effect of inflation on the average net balance of monetary assets and liabilities.

         Comprehensive cost of financing had negative impact (loss) of Ps.68.5 million, as a result of a foreign exchange loss, loss in the monetary position and financial expenses that were partially offset by larger financial products.

OTHER INCOME, NET

         Other income in both 2005 and 2004 was attributable mainly to sales of used equipment, income from government supports and miscellaneous services. It represented a net expense of Ps.20.8 million in 2005 as compared to a net income of Ps.31.9 million in 2004.

INCOME BEFORE PROVISION FOR INCOME TAX, ASSET TAX, EMPLOYEE PROFIT SHARING AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE

         Income before provision for income tax, asset tax, employee profit sharing and cumulative effect of accounting change increased more than double reached in 2004, from Ps.840.2 million in 2004 to Ps.2,113.3 million in 2005, due primarily to an increase in operating income.

NET INCOME

         Net income for 2005 increased more than twice, to Ps.1,769.4 million compared to Ps.730.2 million in 2004. The increase was mainly due to better operating results. We increased our net income in 2005 by Ps.18.1 million derived from the elimination of goodwill amortization.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004

GENERAL

         In 2004, the Mexican economy showed signs of recovery: GDP growth was 4.4%, which was better than initial expectations. The annual inflation increased to a rate of 5.2%, and the Mexican peso appreciated against the U.S. dollar by 0.8% at year-end.

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

NET REVENUES

         Consolidated net revenues during 2004 amounted to Ps.13.7 billion, an increase of 17.6% from Ps.11.7 billion in 2003. These changes were mainly the result of increases in volume and prices of our main product lines.

         Our chicken sales increased by 18.9%, due to an increase in price of 6.4% and in volume of 11.8%. The latter was brought on by our growth projects that were launched last year, one in the Northwest and the other in the Peninsula de Yucatan, in addition to productivity improvements in the rest of the operations.

         Our revenues from egg sales increased by 14.9% in 2004, as a result of a 9.9% price increase, and our sales volume increased of 4.5%. This increase in sales volume was generated by productivity improvements, our growing project in our Northwest Complex and the additional production we began in the Southeastern region.

         Balanced-feed sales grew by 10.3% compared to 2003, mainly due to an 8.7% price increase, and an increase in volume sold of 1.4%.

         We   recognized Ps.18.1 million in our 2004 revenue as a result of fair valuing part of the Company's inventories, see Note 1-q.

COST OF SALES

         The consolidated cost of sales in 2004 was Ps.11.1 billion, representing an increase over 2003 of Ps.1.6 billion, or 17.2%. The rise in cost of sales resulted primarily from increased volumes in all our main product lines and increases in all our unit costs of sales.

         The increase in unit cost of sales was mostly due to a significant increase worldwide in raw-material prices, including grain and soybean meal, mainly during the first part of the year, which were partially offset by improvements in productivity, mainly in our chicken and pork lines.

GROSS PROFIT

         Gross profit increased by 19.2%, from Ps.2.2 billion in 2003 to Ps.2.6 billion in 2004. As a percentage of net revenues, gross profit increased from 18.7% in 2003 to 18.9% in 2004. The increase in our gross profit and profit margins resulted mainly from price increases in of our main business lines. Even though the increase in the unit costs of our main raw materials was larger than the increase in the unit prices of our main product lines, the overall unit cost increase was lower than the price increase, due to productivity improvements.

SALES, GENERAL AND ADMINISTRATIVE EXPENSES

         Sales and administrative expenses in 2004 amounted to Ps.1.7 billion, representing an increase of only 0.3% over 2003. The higher sales and administrative expenses were principally due to higher sales volume partially offset by lower administrative expenses. As a percentage of net revenues, selling, general and administrative expenses decreased to 12.5% in 2004, compared to 14.6% in 2003.'

         We recognized a charge to our sales and general administrative expenses of Ps.16.3 million as a result of adoption of Bulletin D-3 in 2005. See Note 2-h to our audited financial statements.

OPERATING INCOME

         Consolidated operating income in 2004 increased year-over-year by 87.8% to Ps.882.1 million, as a result of the improvement in gross profit, while keeping sales, general and administrative expenses at practically the same level as 2003. As a percentage of net revenues, operating margin increased from 4.0% in 2003 to 6.4% in 2004.

COMPREHENSIVE FINANCING INCOME (COST)

         Comprehensive financing income (cost) represents the net effect of interest expense, interest income, foreign exchange gain (loss) and gain (loss) on net monetary position, which arises from the effect of inflation on the average net balance of monetary assets and liabilities.

         Comprehensive financing income was Ps.135.9 million in 2003, and we had a comprehensive financing cost of Ps.73.9 million in 2004. The main difference in our 2004 result as compared with the result in 2003 was due to interest expenses from Ps.26.9 million in 2003 to Ps.125.6 million in 2004, mainly due to interest expenses and financial instruments used for purchasing of feed ingredients. We also have larger losses on net monetary position because we increased our active position and had larger interest income in 2003.

OTHER INCOME, NET

         Other income in both 2004 and 2003 was attributable mainly to sales of used equipment, income from government support, cancellation of payments to suppliers and miscellaneous services. It represented other income of Ps.31.9 million in 2004 as compared to other income of Ps.24.3 million in 2003. The increase was mainly due to higher net income resulted from sales of used equipment.

INCOME BEFORE PROVISION FOR INCOME TAX, ASSET TAX, EMPLOYEE PROFIT SHARING AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE

         Income before provision for income tax, asset tax, employee profit sharing and cumulative effect of accounting change increased by 33.4% from Ps.630.0 million in 2003 to Ps.840.2 million in 2004, due primarily to an increase in operating income.

NET INCOME

         Net income for 2004 increased by 24.8% to Ps.730.2 million compared to Ps.586.4 million in 2003. The increase was mainly due to better operating results.

INCOME TAX, ASSET TAX AND EMPLOYEE PROFIT SHARING, YEAR 2005

         For a more detailed discussion on this topic, please see Note 14 of our consolidated financial statements.

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

         The New Simplified Regime taxed corporate income at a rate of 35% for 2002, with a gradual yearly decrease of one percent, until the tax rate was reduced to 32% in 2005; however, companies subject to the New Simplified Regime also receive a 50% reduction on the above corporate rate.

         In December 2004, a reduction in the 33% income tax rate was approved, so that the rate will be 30% in 2005, 29% in 2006 and 28% in 2007 and succeeding years. As of January 1, 2005, the tax rate for taxpayers that pay income tax under the new simplified regime will be determined by applying the reduction of 46.67% in 2005, 44.83% in 2006 and 42.86% in 2007 to the regular income tax rates of 30%, 29% and 28% for each of the respective years, resulting in a fixed rate of 16%. The effect of this tax rate reduction represented a credit to results of operations of Ps.10.4 million in 2004, and Ps.26.3 million in 2005.

         In order to transition to the New Simplified Regime, companies paying taxes under the old regime had to determine either the total amount of earnings for fiscal years prior to January 1, 2002 on which taxes need to be paid or the available tax loss carryforward. As a result of this requirement, our subsidiary BSACV determined a tax loss carryforward of Ps.3,355.4 million, on January 1, 2002. On December 31, 2005, this loss has been carried forward in full.

         In addition to income tax, we, along with our subsidiaries, are also subject to an alternative minimum tax known as "asset tax," which is assessed on the average value of most assets, net of certain liabilities. The general asset tax rate is 1.8%; BSACV is subject to a 0.9% rate pursuant to the New Simplified Regime (unchanged from the Simplified Regime). We benefit from special rules that exclude a number of assets from the asset tax and from tax incentives in connection with certain of our investments. We (together with our subsidiaries) are subject to asset tax if the amount of asset tax exceeds the computed income tax liability. Asset tax can be credited against income tax in subsequent years (up to ten years). The asset tax in 2003, 2004 and 2005 amounted to Ps.13.9 millions, Ps.13.2 million and Ps.19.8 million, respectively. In each of the three years we credited against these amounts the income tax paid in such years of Ps.12.2 million, Ps.11.0 million and Ps.16.9 million, respectively.

         As of December 31, 2005, we had Ps.10.8 million in asset tax credits.

         In 2005, we recognized a total income tax and asset tax charge of Ps.340.7 million, compared to a total income and asset tax charge of Ps.106.9 million in 2004 and Ps.115.1 million in 2003, due to the increase in income before tax and asset taxes, as a consequence of higher operating income. (See
Note 14 of the Financial Statements).

         Neither Industrias Bachoco, S.A. de C.V. nor BSACV have employees, but each of our other subsidiaries is required under Mexican law to pay employees, in addition to their compensation and benefits, profit sharing in an aggregate amount equal to 10% of such subsidiary's taxable income subject to certain adjustments. (See Note 14 of the Financial Statements).

LIQUIDITY AND CAPITAL RESOURCES

         Our working capital (current assets less current liabilities) increased year-over-year from Ps.3.9 billion on December 31, 2004 to Ps.4.8 billion on December 31, 2005. We believe that our working capital is sufficient for our present requirements. The ratio of current assets to current liabilities on December 31, 2005 was 6.0, as compared to the ratio of 6.1 on December 31, 2004. Cash and cash equivalents were Ps.3.2 billion on December 31, 2005, representing an increase of Ps.751.7 million from the previous year primarily due to cash generated by operations.

         Inventories were Ps.1.6 billion as of December 31, 2005, representing an increase of Ps.136.0 million from the previous year.

         Notes payable to banks, including the current portion of long-term debt, equaled Ps.92.7 million as of December 31, 2005, a decrease of Ps.10.3 million from December 31, 2004.

         Stockholders' equity increased to Ps.12.5 billion on December 31, 2005 from Ps.11.2 billion on December 31, 2004.

         Long-term debt on December 31, 2005 represented 0.4% of our capitalization, as compared to 0.7% on December 31, 2004.

         In 2005, capital investments amounted to Ps.773.9 million, all of which were financed from resources generated from our own operations. These capital investments were allocated mainly to renew the transportation fleet, increase the capacity of our rendering plants, productivity projects and the acquisition of Grupo Sanjor.

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

         Our major categories of indebtedness included the following:

         o Notes payable to banks, as of December 31, 2005, were Ps.71.9 million. On December 31, 2005, the weighted average interest rate on short-term notes payable was 7.7%.

         o Long-term debt to banks, as of December 31, 2005, were Ps.51.9 million outstanding (excluding current portion), which mature from 2005 to 2010. On December 31, 2005, the weighted average interest rate on long-term debt was 11.4%.

         The following table summarizes certain contractual liabilities as of December 31, 2005. The table does not include short-term debt, accounts payable or pension liabilities.

                                         PAYMENTS DUE BY PERIOD
                          (MILLIONS OF CONSTANT PESOS AS OF DECEMBER 31, 2005)
                          ----------------------------------------------------
                                     LESS THAN   1 TO 3     3 TO 5   5 OF MORE
CONTRACTUAL OBLIGATIONS     TOTAL      1 YEAR     YEARS     YEARS      YEARS
-----------------------   ---------  ---------  --------   --------   -------
Long-term debt.........   Ps.  72.8   Ps. 20.8  Ps. 39.6   Ps. 12.3  Ps.   0.0
Operating leases.......        83.7       22.8      47.2       10.7        3.0
                          ---------  ---------  --------   --------  ---------
Total .................   Ps. 156.5   Ps. 43.6  Ps. 86.8   Ps. 23.0  Ps.   3.0
                          =========  =========  ========   ========  =========

OFF-BALANCE SHEET ARRANGEMENTS

         We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E of Form 20-F.

RECONCILIATION TO U.S. GAAP

         The principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, concern (i) deferred income taxes, (ii) capitalization of financing costs, (iii) biological assets and agricultural products valuation at fair value, and (iv) the amortization of goodwill. Goodwill amortization is not required for fiscal years beginning January 2005, due to the new Statement B-7 issued by the Mexican Institute of Public Accountants (see Note 17 to the consolidated financial statements for a detailed description). Each of these differences also affects our balance sheet.

         Our consolidated net income under U.S. GAAP was Ps.546.8 million in 2003, Ps.765.0 million in 2004 and Ps.1,753.7 million in 2005, compared to Ps.586.4 million, Ps.730.2 million and Ps.1,769.4 million, respectively, under Mexican GAAP. For further explanation, please see Note 17 to the consolidated financial statements.

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

ESTIMATED USEFUL LIVES OF PROPERTY, PLANT AND EQUIPMENT

         We estimate the useful lives of our property, plant and equipment in order to determine the amount of depreciation expense to be recorded in each period. The current estimates of useful lives are based on estimates made by an independent appraiser in 1996. Those estimates have been adjusted when applicable, based on historical experience with similar assets that we own. Accumulated depreciation expense for property, plant and equipment in 2005 amounted to Ps.5,457.1 million. As applied to our 2005 financial results, the depreciation was Ps.461.1 million, or 3.2% of our net revenues. For further explanation, see Notes 2 and 5 to the consolidated financial statements.

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

INVENTORY VALUATION

         Since January 1, 2003, for Mexican GAAP purposes, our inventories are valued using market prices. According to Bulletin E-1, biological assets and agricultural products (the latter at the time of their harvesting) are to be valued at their fair value, net of estimated costs at point of sale. Also, the Bulletin establishes that, whenever the fair value cannot be determined in a reliable, verifiable and objective manner, the assets are to be valued at their production cost, net of accumulated impairment.

         Poultry being fattened (less than 6.5 weeks old), incubatable eggs, pigs and laying hens, are valued at production cost since it is not possible to determine their fair value in a reliable, verifiable and objective manner.

         Poultry being fattened from age 6.5 weeks to the time birds are ready for sale is valued at fair value net of estimated costs at point of sale, considering the sales price per kilogram of processed chicken at the date of valuation.

         Laying hens are depreciated based on eggs produced using an estimated factor for productive useful life.

         Processed chicken and commercial eggs are valued at their fair value net of costs at point of sale, considering the sales price per kilogram of processed chicken and commercial eggs at the time such items are considered agricultural products; from this date, the valuation is considered to be cost up to the time of sale, not in excess of net realizable value.

         For more details, see "Inventories and biological assets" in Note 4 and
Note 2q to the Consolidated Financial Statements.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

         We periodically and systematically review the aging and collection of our accounts receivable. As a result of this procedure, we set up an allowance for doubtful accounts of Ps.34.9 million in 2005 that represents 0.2% of our total annual sales. See Note 2f of our Audited Financial Statements.

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

         The board of directors is responsible for the management of our business. The board of directors consists of an odd number of directors, never fewer than five, and corresponding alternate directors, each of whom is elected for a term of one year. The holders of Series B Shares may elect directors and alternate directors at a general ordinary stockholders' meeting. The holders of Series L Shares have the right to appoint or elect two directors and two alternate directors to the board of directors.

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

         The following table identifies our directors, alternate directors, Honorary Chairman of the board and Secretary of the board as of June 2006, their positions and their years of service:

                                                                                            YEARS AS
NAME                                              POSITION                                  DIRECTOR
-----------------------------------------------   -------------------------------------   ------------
Enrique Robinson Bours Almada..................   Honorary Chairman of the board               52
Francisco Javier R. Bours Castelo..............   Chairman of the board and Proprietary        24
                                                  Shareholder Director
Mario Javier Robinson Bours Almada.............   Proprietary Shareholder Director             52
Juan Bautista Salvador Robinson Bours..........   Proprietary Shareholder Director             52
Arturo Bours Griffith..........................   Proprietary Shareholder Director             12
Jose Eduardo Robinson Bours Castelo............   Alternate Director                           12
Jesus Enrique Robinson Bours Munoz.............   Proprietary Shareholder Director             12
Juan Salvador Robinson Bours Martinez..........   Alternate Director                           12
Jose Francisco Robinson Bours Griffith.........   Alternate Director                           12
Guillermo Pineda Cruz..........................   Alternate Independent Director               12
Ricardo Aguirre Borboa.........................   Independent Director                         12
Cristobal Mondragon Fragoso....................   Secretary of the board                       10
Avelino Fernandez Salido.......................   Independent Director                          3
Octavio Robinson Bours Griffith................   Proprietary Shareholder Director              9
Humberto Schwarzbeck Noriega...................   Independent Director                          3
Jesus Rodolfo Robinson Bours Munoz.............   Proprietary Shareholder Director              4

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

         Our bylaws provide for the creation of an executive committee of the board of directors, which may exercise certain of the board's powers in full, subject to certain limitations. Our stockholders elect members of the executive committee for one-year terms. In 2005, there were four members of the executive committee: Francisco Javier R. Bours Castelo, Jesus Enrique Robinson Bours Munoz, Arturo Bours Griffith and Juan Salvador Robinson Bours Martinez.

         In April 2002, we announced the retirement of Mr. Enrique Robinson Bours Almada, Chairman of the board and co-founder of the Company. Mr. Bours led Industrias Bachoco S.A. de C.V. for 50 years. The board named as his successor Mr. Javier Robinson Bours Castelo, Mr. Enrique Robinson Bours's nephew. Mr. Bours Castelo has been at Bachoco for 24 years as a member of the board and served as Vice-Chairman for nine years. Mr. Bours Castelo was named Chairman of the board in 2002.

         In order to fully comply with current Mexican Corporate and Securities Market Laws as well as other recent regulatory amendments in the various markets in which Bachoco's shares are traded, we appointed a new board of directors at our ordinary stockholders' meeting held on April 30, 2003. We ratified our board of directors at our stockholders' meeting held on April 26, 2006. Our board, as of June 2006, is composed of the following members:

         Proprietary Shareholder Directors:
         ----------------------------------
         Francisco Javier R. Bours Castelo (Chairman of the board of directors) Mario Javier Robinson Bours Almada
         Juan Bautista S. Robinson Bours Almada
         Jesus Enrique Robinson Bours Munoz
         Jesus Rodolfo Robinson Bours Munoz
         Arturo Bours Griffith
         Octavio Robinson Bours Griffith

         Alternate Directors:
         --------------------
         Jose Eduardo Robinson Bours Castelo
         Juan Salvador Robinson Bours Martinez
         Jose Francisco Robinson Bours Griffith

         Independent Directors:
         ----------------------
         Ricardo Aguirre Borboa
         Avelino Fernandez Salido
         Humberto Schwarzbeck Noriega

         Alternate Independent Director:
         -------------------------------
         Guillermo Pineda Cruz

         Life Honorary Chairman of the Board:
         ------------------------------------
         Enrique Robinson Bours Almada

         Francisco Javier R. Bours Castelo, Chairman of the board of directors, has been a member of the board for 24 years, and has been Chairman since April 2002. Before that, he was Vice-Chairman for several years. Mr. Bours holds a degree in Civil Engineering from the Instituto Tecnologico y de Estudios Superiores Monterrey (ITESM). He currently serves as Chairman of the boards of directors of the following companies: Grupo Megacable, S.A. de C.V., Congeladora Horticola, S.A. de C.V., Inmobiliaria of Trento S.A. de C.V., Acuicola Boca S.A. de C.V., Agriexport S.A. de C.V., Industrias Boca, S.A. de C.V., and Promotora Empresarial del Noroeste, S.A. de C.V., among others.

         Mario Javier Robinson Bours Almada, Proprietary Shareholder Director, has been a member of the board for 52 years, and is a co-founder of Industrias Bachoco S.A. de C.V.

         Juan Bautista S. Robinson Bours Almada, Proprietary Shareholder Director, has been a member of the board for 52 years and is a co-founder of Industrias Bachoco S.A. de C.V.

         Jesus Enrique Robinson Bours Munoz, Proprietary Shareholder Director, has been a member of the board for 12 years, having previously served as Production Director and Divisional Manager. Mr. Robinson Bours holds a degree in Engineering from the University of Arizona. He is also a member of the board of directors of San Luis Corporacion S.A. de C.V., and Megacable S.A. de C.V. He has spent his entire career in the agricultural sector.

         Jesus Rodolfo Robinson Bours Munoz, Proprietary Shareholder Director, has been a member of the board for 4 years. Mr. Robinson Bours previously served in the Company as Production Manager in the Northwest and Bajio divisions, Commercial Manager in Northwest Division and Purchasing Manager at the Bajio Division. Mr. Robinson Bours holds a degree in Agricultural Engineering from the University of Arizona. He has business experience in agriculture and raising livestock with Agricola Monte Cristo S.A. de C.V., Agricola Rio Yaqui S.P.R. de R.L., Agricola Nacapul S.P.R. de R.L. and Ganadera Cocorena S.P.R. de R.L.

         Arturo Bours Griffith, Proprietary Shareholder Director, has been a member of the board for 12 years. Mr. Bours Griffith completed professional studies at the University of Arizona. He is also Chairman of the board of Qualyplast, S.A. de C.V., and a member of the board of Megacable, S.A. de C.V., Promotora Empresarial del Noroeste, S.A. de C.V., and Taxis Aereos del Noroeste, S.A. de C.V., among others.

         Octavio Robinson Bours Griffith, Proprietary Shareholder Director, has been a member of the board for 9 years. Mr. Robinson Bours holds a degree in Agricultural Engineering from the Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM). He has experience in producing swine, and is also a member of the board of Choya, S.A. de C.V., and Granos Santa Fe, S.A. de C.V.

         Jose Eduardo Robinson Bours Castelo, Alternate Director, has been a member of the board for 12 years. Mr. Robinson Bours holds a degree in Industrial Engineering from the Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM). He was previously Commercial Director of Industrias Bachoco, a Senator of the Mexican Congress and is currently governor of the state of Sonora.

         Juan Salvador Robinson Bours Martinez, Alternate Director, has been a member of the board for 12 years, and has served Bachoco as Purchasing Manager. Mr. Robinson Bours holds a degree in Industrial Engineering from the Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM). His other appointments include Chairman of the board and CEO of Llantas y Accesorios, S.A. de C.V.

         Jose Francisco Robinson Bours Griffith, Alternate Director, has been a member of the board for 12 years. He holds a degree in Civil Engineering from the Universidad Autonoma de Guadalajara. Mr. Robinson Bours has worked at Bachoco as Engineering Manager, and is currently dedicated to agricultural operations.

         Ricardo Aguirre Borboa, Independent Director, has been a member of the board for 12 years. He is also a member of the board of directors of the newspaper El Debate and he holds a degree in Agricultural Engineering from the Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM). He has experience in agriculture and pork production. Mr. Aguirre Borboa is also member of the board of Gasolinera Servicios del Valle del Fuerte S.A. de C.V., Periodico el Debate de los Mochis, and Tepeyac Produce, Inc. among others.

         Avelino Fernandez Salido, Independent Director, was named a member of the board on April 30, 2003. He is also a member of the board of Banco Nacional de Mexico, BBVA Bancomer, and Banca Serfin. His business experience is in the marketing of grains.

         Humberto Schwarzbeck Noriega, Independent Director, was named a member of the board on April 30, 2003. He holds a degree in economics from the Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM). He is currently CEO of Yeso Industrial de Navojoa S.A. de C.V., a private company dedicated to production of plaster for the construction industry, and Chairman of the Board of Promotora de Manufacturas S.A. de C.V., a private company dedicated to production of automotive parts.

         Guillermo Pineda Cruz, Alternate Independent Director, has been a member of the board for 12 years. He is also a member of the board of directors of Banamex and was a regional member of the board of directors of Grupo Financiero Serfin, Inverlat and Invermexico. He holds several appointments in public interest organizations, including President of the board of directors of Cajeme 2020 AC since 2000, and President of the board of directors of Cruz Roja Mexicana en Ciudad Obregon (1997-2001). Mr. Pineda holds a degree in Civil Engineering from the Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM) and a master's degree in Business Administration from the Instituto Tecnologico y de Estudios Superiores de Sonora (ITSON). He co-founded Edificadora Pi-Bo, S.A. de C.V. in 1983, and is its President and CEO.

         At the ordinary annual stockholders' meeting held on April 26, 2006, all of the members of the board were ratified in their charges. Mr. Cristobal Mondragon Fragoso was confirmed as Secretary of the board of directors and Mr. Felizardo Gastelum Felix was appointed the Company's statutory auditor.

EXECUTIVE OFFICERS

         Our executive officers as of December 31, 2005 are set forth in the table below:

NAME                                   POSITION                     AGE
----------------------------------     -----------------------    ------
Cristobal Mondragon Fragoso.......     Chief Executive Officer      60
Daniel Salazar Ferrer.............     Chief Financial Officer      41
David Gastelum Cazares............     Marketing Director           54
Jose Luis Lopez Lepe..............     Personnel Director           58
Rodolfo Ramos Arvizu..............     Technical Director           48
Ernesto Salmon Castelo............     Operating Director           44

         Cristobal Mondragon Fragoso, Chief Executive Officer and Secretary of the board of directors, joined us in 1982 and assumed his current position in 2001. Previously, Mr. Mondragon served as Administration Manager, as Manager of Corporate Finance and as Chief Financial Officer. Before joining us, Mr. Mondragon worked as an accountant for three years. Later he joined La Hacienda, S.A. de C.V., where he held the positions of Auditor, Accountant, Head of Processing Systems, Audit Manager, Administration Manager and Comptroller. Mr. Mondragon holds an Accounting degree from Universidad Nacional Autonoma de Mexico (UNAM).

         Daniel Salazar Ferrer, Chief Financial Officer, joined us in 2000 and assumed his current position in January 2003. Previously, Mr. Salazar worked for four years as Chief Financial Officer at Grupo Covarrubias and as Comptroller at Negromex, a company of Grupo Desc. Mr. Salazar holds an Accounting degree from Universidad Tecnologica de Mexico and a master's degree in Business Administration from Instituto Tecnologico de Estudios Superiores de Monterrey (ITESM).

         David Gastelum Cazares, Marketing Director, joined us in 1979 and assumed his current position in 1992. Previously, Mr. Gastelum served as a pullet salesman in the states of Sonora and Sinaloa, National Sales Manager of Live Animals and Eggs, Manager of the Northwest Division, Manager of the Mexico City Division and National Sales Manager. Before joining us, Mr. Gastelum worked at La Hacienda, S.A. de C.V. as Technical Advisor and as Area Officer for the Southeast Division. Mr. Gastelum holds a degree in Veterinary Medicine from the school of Veterinary Medicine of Universidad Nacional Autonoma de Mexico (UNAM).

         Jose Luis Lopez Lepe, Personnel Director, joined us in 1993. Previously, Mr. Lopez worked as a teacher in several institutions as well as with Grupo Condumex, where he was Director of Personnel. Mr. Lopez holds a degree in Physics and Chemistry from the Escuela Normal Superior and a degree in Business Administration from Instituto Tecnologico Autonomo de Mexico.

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

         Ernesto Salmon Castelo, Operating Director, joined us in 1991 and assumed his current position in 2000. Previously, Mr. Salmon worked for Gamesa, S.A. de C.V. and for us as Sales Manager in Sonora, Northwestern Distribution Manager, Manager of the Processing Plant in Celaya, Southeastern Division Manager and Bajio Division Manager. Mr. Salmon holds a degree in Chemical Engineering from Instituto Tecnologico de Sonora and a master's degree in Business Administration from Instituto Tecnologico de Estudios Superiores de Monterrey (ITESM).

         In December 2005, Mr. Francisco Javier Espinoza Teja, Director of Supply Chain, left the Company, and his activities were assigned to the others Executive Officers.

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

As of December 31, 2004, Francisco Jose Sanchez Gonzalez was the statutory auditor. Since 2004, Felizardo Gastelum Felix replaced him as statutory auditor.

AUDIT COMMITTEE

         In January 2001, a Mexican Commission of Business Leaders (Consejo Coordinador Empresarial), with the support of the Comision Nacional Bancaria y de Valores (Mexican Banking and Securities Commission, or "CNBV"), issued a Codigo de Mejores Practicas Corporativas ("Code of Best Practices") for publicly traded Mexican companies, recommending certain actions with respect to various areas of corporate governance. Subsequently, the Securities Market Law was amended, effective June 2001, to require that all publicly traded Mexican companies have an audit committee.

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

         (b) Provide the board of directors with its opinion regarding any transaction with a related party that is outside the ordinary course of our business (the board is required to seek the audit committee's opinion on such matters); and

         (c) Assist the board of directors in selecting candidates for audit and reviewing the scope and terms of the auditor's engagement.

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

         Ricardo Aguirre Borboa (President)
         Francisco Javier R. Bours Castelo
         Avelino Fernandez Salido
         Humberto Schwarzbeck Noriega

         This committee was named during our annual ordinary stockholders' meeting held on April 28, 2004, and ratified on our annual ordinary stockholders' meeting held on April 26, 2005. Francisco Javier R. Bours Castelo represents the controlling shareholders and has no voting rights in the audit committee.

COMPENSATION OF DIRECTORS AND OFFICERS

         For the year ended December 31, 2005, we paid approximately Ps.26.9 million in aggregate compensation to our directors and executive officers, for services they rendered in their respective capacities.

BOARD PRACTICES

         In 2001, we began to review our board practices to bring them into compliance with the recent requirements for companies listed on the Mexican Stock Exchange. As a result of this review, we have changed the composition of our board and appointed an audit committee. See "Directors" and "Audit Committee."

EMPLOYEES

         As of December 31, 2003, 2004 and 2005, we had approximately 18,495, 18,896 and 20,432 employees, respectively.

         In 2005, approximately 63% of our employees were members of labor unions. Labor relations with our employees are governed by 47 separate collective labor agreements, each relating to a different group of employees and negotiated on behalf of each such group by a different labor union. As is typical in Mexico, wages are renegotiated every year while other terms and conditions of employment are renegotiated every two years. We seek to attract dependable and responsible employees to train at each of our plants and facilities. We offer our employees attractive salary and benefit packages, including a pension and savings plan.

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

         o our CEO must promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with any of the applicable NYSE corporate governance rules; and

         o we shall provide a brief description disclosing any significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

         A brief description disclosing the significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards is available in our webpage www.bachoco.com.mx/english/inversionistas/corporate.asp.

ITEM 7.      MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

         Our Common Stock consists of 450,000,000 Series B Shares and 150,000,000 Series L Shares. Holders of Series B Shares are entitled to one vote at any general meeting of our stockholders for each Series B Share held. Holders of Series L Shares are entitled to one vote for each Series L Share held, but only with respect to certain matters. Each unit consists of one Series B Share and one Series L Share. Each B Unit consists of two Series B Shares. As of December 31, 2005, 90.9% of our Series B and 72.8% of our Series L shares were held in Mexico.

         In April 1995, the Robinson Bours Stockholders created the Control Trust to hold certain Units owned by members of the Robinson Bours family. The Robinson Bours Stockholders, through the Control Trust and a separate trust established in connection with our 1997 initial public offering (the "Family Trust"), owned Units and B Units representing approximately 65.7% of the Series L Shares and 88.6% of the Series B Shares outstanding on December 31, 2005. In total, the Control Trust and the Family Trust owned 496,500,000 Shares outstanding on December 31, 2005.

         The table below sets forth certain information regarding the direct or indirect ownership of outstanding Shares by the Control Trust and the Family Trust as of December 31, 2005:

   TITLE OF CLASS              IDENTITY OF GROUP            AMOUNT OWNED   PERCENT OF CLASS
--------------------   ----------------------------------   ------------   ----------------
Series B(1)            Control Trust and Family Trust        398,250,000        88.5%
Series L(2)            Control Trust and Family Trust         98,250,000        65.5%
All Classes(3)         Control Trust and Family Trust        496,500,000        82.8%

----------
(1) Percentage is based on 450,000,000 Series B Shares, including 300,000,000 Shares not registered under Section 12 of the Securities and Exchange Act of 1934.
(2)  Percentage is based on 150,000,000 Series L Shares.
(3)  Percentage is based on 600,000,000 Shares.

         Apart from the ownership set forth in the table above, at the end of April 2006, Fidelity Low Priced Stock Fund and Fidelity Management & Research Co. own 5.03% each of our Common Stock.

         In November 1998, in accordance with rules established by the CNBV, we established a reserve in the amount of Ps.180.0 million (Ps.281.4 million in constant pesos as of December 31, 2005 purchasing power) for the repurchase of shares. We may repurchase our Shares in the Mexican Stock Exchange at prevailing prices to the extent of the balance remaining in the reserve account or up to 3% of the total shares outstanding. Any shares so repurchased will not be deemed to be outstanding for purposes of calculating a quorum or for voting at any stockholders' meeting during the time that we own the shares. During our stockholders' meeting of April 26, 2006, we capped the share repurchase program for 2006 to a maximum amount of Ps.189.6 million, equivalent to approximately
6.0 million units (or 1.0 million ADS). As of May 15, 2006, we had repurchased
187.4 thousand Units.

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

         We regularly purchase vehicles and related equipment from distributors owned by various members of the Robinson Bours family. The total amount spent on such purchases was Ps.51.4 million, Ps.39.0 million and Ps.54.2 million for the years ended December 31, 2003, 2004 and 2005, respectively. The distribution of vehicles and related equipment is a highly competitive aspect of business in the areas in which we operate. We are not dependent on affiliated distributors and are able to ensure that the pricing and service we obtain from affiliated distributors are competitive with those available from other suppliers.

         The Robinson Bours Stockholders own Taxis Aereos del Noroeste, S.A. de C.V. ("TAN"), an air transport company that provides transportation for members of the board of directors to and from meetings at our headquarters in Celaya. We paid TAN Ps.4.9 million, Ps.2.8 million and Ps.4.3 million for the years ended December 31, 2003, 2004 and 2005, respectively, for such transportation.

         We purchased feed and packaging materials from enterprises owned by the family of Enrique Robinson Bours and the family of Juan Bautista Robinson Bours. The cost of such purchases was Ps.166.5 million, Ps.202.5 million and Ps.179.7 million for the years ended December 31, 2003, 2004 and 2005, respectively.

         Our accounts payable to related parties totaled Ps.6.3 million and Ps.6.2 million as of ended December 31, 2004 and 2005, respectively. These transactions took place among companies owned by the same set of stockholders. See Note 8 to the Consolidated Financial Statements.

         Neither we nor our subsidiaries have loaned any money to any of our directors or officers.

ITEM 8.      FINANCIAL INFORMATION

         Our consolidated financial statements are included in Item 18. The financial statements were audited by an independent registered public accounting firm and are accompanied by an audit report.

         The financial statements include a consolidated balance sheet, consolidated statements of income, consolidated statements of changes in stockholders' equity, consolidated statements of changes in financial position and Notes relating to the consolidated financial statements.

         The consolidated financial statements have been prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 17 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of total stockholders' equity, operating income and net income, a consolidated statement of changes in stockholders' equity and a condensed cash flow statement under U.S. GAAP as of December 31, 2004 and 2005, and for the years ended December 31, 2003, 2004 and 2005.

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

         We declared and paid dividends in nominal pesos of Ps.297.7 million in 2003, Ps.238.9 million in 2004 and Ps.239.1 million in 2005.

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

SIGNIFICANT CHANGES IN ACCOUNTING PRACTICES

         Treatment of biological assets

         On January 1, 2003, the Company adopted the requirements of the new Bulletin E-1 under Mexican GAAP. The Bulletin changes the way biological assets, including animals like chicken and swine, are treated under Mexican GAAP. Starting in January 2003, changes in the fair market value of these assets must be included as a potential profit in a company's financial statements before they are harvested. We have to estimate the potential profit for these animals at a reasonable market price minus expected costs and operating expenses. That estimate may be higher or lower than the actual profits realized. The effect of Bulletin E-1 may be positive or negative for any particular period, depending on the price and inventories of animals in that period. For a more detailed description please see Note 2-q and Note 4 to our Consolidated Audited Financial Statements.

         Business acquisitions

         In May 2004, the Mexican Institute issued Mexican accounting Bulletin B-7, Business Acquisitions. The observance of Bulletin B-7 is mandatory for fiscal years beginning on or after January 1, 2005, although earlier observance is recommended. Bulletin B-7 addresses the financial accounting and reporting for business and entity acquisitions and requires that all business combinations be accounted for using only the purchase method. Bulletin B-7 also eliminates the amortization of goodwill and provides specific rules related to the acquisition of minority interest and to the transfer of net assets or exchange of equity interests between entities under common control. The adoption of this accounting pronouncement gave rise to an increase in our net income in 2005 by Ps.18.1 million, derived from the elimination of goodwill amortization. See Note 2-o to our Audited Financial Statements.

         Financial instruments

         In April 2004, the Mexican Institute amended Mexican accounting Bulletin C-2, Financial Instruments. The amendments establish that changes in the fair value of instruments classified as available for sale be disclosed in the holder's stockholders' equity. The amended Bulletin C-2 also provides the requirements and rules for the accounting treatment of transfers between financial asset categories. The amendments are also more precise in establishing the guidelines for the accounting treatment to be given to impairment in the fair value of financial instruments. Furthermore, the amended bulletin requires that such instruments be classified as either short-term or long-term and clarifies the rules for presenting in the statement of changes in financial position associated with the purchase, sale and maturity of financial instruments. Finally, the amendments broaden the disclosure rules established under Bulletin C-2.

         The observance of the amendments to Bulletin C-2 is mandatory for fiscal years beginning on or after January 1, 2005, although earlier observance is permitted. There has been no material effect on our financial position as of result of the adoption of this new accounting requirement in year 2005.

         Accounting for derivative instruments and hedging activities

         In April 2004, the Mexican Institute issued Bulletin C-10, Accounting for Derivative Instruments and Hedging Activities. Bulletin C-10 establishes the defining characteristics that financial instruments must have in order to be considered derivatives, as well as the conditions that must be met for specifically designating derivatives as hedges. Bulletin C-10 also provides guidelines for assessing the effectiveness of hedging derivatives and the rules for their valuation and the accounting for changes in their fair value. Finally, this bulletin provides guidelines for disclosing and presenting hedges in the financial statements. We do not believe the adoption of this new accounting requirement will have a material effect on the Company's financial position or on its results of operations.

         The adoption of Bulletin C-10 gave rise to a decrease of Ps.85.6 million in comprehensive income for the year ended December 31, 2005. See Note 2-m to our audited financial statements.

         Labor obligations

         In January 2004, the Mexican Institute issued the revised accounting Bulletin D-3, Labor Obligations. The revised Bulletin establishes the overall rules for the valuation, presentation and disclosure of so-called "other post-retirement benefits and the reduction and early extinguishment of such benefits," thus nullifying the provisions of Circular 50. Bulletin D-3 also provides rules applicable to employee termination pay. The observance of these new rules is mandatory for fiscal years beginning on or after January 1, 2005. The adoption of Bulletin D-3 represented a charge to our results of operations of Ps.16.3 million (Ps.11.6 net of taxes) in 2005. See Note 2-h to our audited financial statements.

ITEM 9.      THE OFFER AND LISTING

         The Units (each comprised of one Series B Share and one Series L Share) are listed on the Mexican Stock Exchange, and the American Depositary Shares ("ADSs," each comprised of six Units) are listed on the New York Stock Exchange. The ADSs are evidenced by American Depositary Receipts ("ADRs") issued by The Bank of New York, as Depositary under a Deposit Agreement among the Company, the Depositary and the holders from time to time of ADRs. On December 31, 2005, there were 6,508,010 ADSs outstanding, representing 8.7% of the outstanding Series B Shares and 21.6% of the outstanding Series L Shares, which were held by five holders (including the Depositary Trust Company) with registered addresses in the United States.

         The Units and the ADSs commenced trading on September 19, 1997. The following tables set forth for each year from 2001 to 2005, for each quarter from 2004 and 2005 and for each complete month from December 2005 to May 2006, the high, low and period end sales prices of the Units on the Mexican Stock Exchange as reported by the Mexican Stock Exchange and the high, low and period end sales price of the ADSs on the New York Stock Exchange as reported by the New York Stock Exchange.

                                  MEXICAN STOCK EXCHANGE
                                 (NOMINAL PESOS PER UNIT)

           YEAR                           HIGH                  LOW       CLOSE
----------------------------            ---------             -------    -------
2001 .......................              13.00                 8.17       11.10
2002 .......................              16.00                10.98       14.50
2003 .......................              19.30                14.00       18.90
2004 .......................              26.70                17.00       26.20
2005 .......................              41.40                24.45       34.50

                                 NEW YORK STOCK EXCHANGE
                                    (U.S.$ PER ADS)

           YEAR                           HIGH                  LOW       CLOSE
----------------------------            ---------             -------    -------
2001........................               8.60                 5.45        7.35
2002........................              10.00                 7.15        8.52
2003........................              10.78                 7.73       10.45
2004........................              14.19                 8.80       14.19
2005........................              23.02                12.87       19.50

                                  MEXICAN STOCK EXCHANGE
                                 (NOMINAL PESOS PER UNIT)

           PERIOD                         HIGH                  LOW       CLOSE
----------------------------            ---------             -------    -------
First Quarter 2004..........              24.00                19.45       21.30
Second Quarter 2004.........              21.50                17.00       18.75
Third Quarter 2004..........              21.50                18.00       21.50
Fourth Quarter 2004.........              26.70                21.50       26.20
First Quarter 2005..........              28.00                24.45       27.00
Second Quarter 2005.........              29.60                27.00       29.50
Third Quarter 2005..........              41.40                29.50       39.55
Fourth Quarter 2005.........              39.49                31.90       34.50

                                  NEW YORK STOCK EXCHANGE
                                     (U.S.$ PER ADS)

           PERIOD                         HIGH                  LOW       CLOSE
----------------------------            ---------             -------    -------
First Quarter 2004..........              13.28                10.64       11.40
Second Quarter 2004.........              11.45                 8.80       10.00
Third Quarter 2004..........              11.41                 9.75       11.41
Fourth Quarter 2004.........              14.19                10.86       14.19
First Quarter 2005..........              15.25                12.87       14.70
Second Quarter 2005.........              16.53                14.51       16.50
Third Quarter 2005..........              23.00                16.57       21.69
Fourth Quarter 2005.........              21.85                17.14       19.50

                                  MEXICAN STOCK EXCHANGE
                                 (NOMINAL PESOS PER UNIT)

            MONTH                         HIGH                  LOW       CLOSE
----------------------------            ---------             -------    -------
December 2005...............              34.50                32.99       34.50
January 2006................              34.50                34.10       34.10
February 2006...............              34.00                33.50       33.50
March 2006..................              32.95                31.40       31.90
April 2006..................              37.90                31.70       37.90
May 2006....................              38.20                37.40       37.60

                                  NEW YORK STOCK EXCHANGE
                                      (U.S.$ PER ADS)

           PERIOD                         HIGH                  LOW        CLOSE
----------------------------            ---------             -------    -------
December 2005...............              19.50                18.42       19.50
January 2006................              19.58                16.67       17.00
February 2006...............              18.25                17.00       17.02
March 2006..................              17.43                16.33       17.43
April 2006..................              20.60                17.30       20.60
May 2006....................              20.90                19.66       20.15

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

         Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores (Central Securities Depository for the Mexican Securities Market, or "Indeval"), a privately owned central securities depositary that acts as a clearing house, depositary, custodian and registrar for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

         The Mexican Stock Exchange is one of Latin America's largest exchanges in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets, and is therefore subject to greater volatility. There is no formal over-the-counter market for securities in Mexico.

         The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries.

MARKET REGULATION

         The predecessor of the CNBV was established in 1946 to regulate stock market activity. The Ley del Mercado de Valores ("Securities Market Law") of 1975, as amended, regulates the securities markets and brokerage houses and sets standards for the registration of brokers in the Intermediaries Section of the Registro Nacional de Valores e Intermediarios (National Registry of Securities and Intermediaries, or "RNVI"), such registration being a prerequisite to becoming a member of the Mexican Stock Exchange.

Prior to registration in the RNVI, a brokerage house must be authorized by the Ministry of Finance upon the recommendation of the CNBV. Legislative provisions under NAFTA allow foreign securities firms in a NAFTA country to establish and control brokerage firms in Mexico. There are several foreign brokerage houses authorized to operate in Mexico. In addition, a number of other foreign brokerage firms have submitted preliminary applications to be authorized to operate on the Mexican Stock Exchange. The Securities Market Law also empowers the CNBV to regulate the public offering and trading of securities. The governing committee of the CNBV is composed of representatives of the Ministry of Finance, the Mexican Central Bank, the Comision Nacional de Seguros y Fianzas ("National Insurance and Bonding Commission"), the Comision Nacional del Sistema de Ahorro para el Retiro ("National Retirement Savings Fund Commission") and the CNBV.

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

         o on the following day of operation if any Related Person increases his ownership of the stock of a company; and

         o at least 15 days before the operation becomes effective if any stockholder of a company listed on the Mexican Stock Exchange undertakes in a Public Offering one or more transactions resulting in the ownership of more than 30% but less than 50% of capital stock.

ITEM 10.     ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

         Information regarding the memorandum and articles of association was included in the Initial Registration Form F-1, submitted in September 1997. In April 2002, we made changes to our bylaws, which were reported in our annual report for year 2002. In December 2003 we made further changes, the majority of which are summarized below. Aside from these changes, the information contained in the Initial Registration Form F-1 is applicable to this Annual Report.

         The discussion set forth below contains information concerning our capital stock and a brief summary of the material provisions of the bylaws and applicable Mexican law. This summary does not purport to be complete and is qualified in its entirety by reference to the bylaws and the applicable provisions of Mexican law.

GENERAL

         Industrias Bachoco, S.A. de C.V. was incorporated on April 17, 1980 as a variable capital corporation (sociedad anonima de capital variable) under the laws of Mexico.

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

         During the annual meeting held on April 26, 2006, shareholders approved to proceed with the conversion of the Series L Shares into Series B Shares, which have full voting rights.

         This conversion process includes two steps: separating the UBL Units currently trading on the Mexican Stock Exchange into their component L and B Shares. The Series L Shares would then be converted into Series B Shares (on a one-to-one basis), thereby creating a single share class, the Series B Shares. These shares would trade on the Mexican stock market. Each ADS will still consist of 12 underlying shares, but they will all be Series B Shares.

         Having received approval, the Company has started the conversion process, seeking to transfer as quickly as possible the benefits to its shareholders. These changes will not affect the total social equity of shareholders.

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

         In accordance with Article 130 of the Ley General de Sociedades Mercantiles ("Mexican Companies Law"), the board of directors must authorize any transfer of stock, or any securities based on such stock, when the number of shares sought to be transferred in one act or a succession of acts, without limit of time or from one group of interrelated stockholders or stockholders who act in concert, constitutes 10% or more of the voting stock issued by the Company. If the board of directors refuses to authorize such a transfer, the board must designate one or more purchasers of the stock, who must pay the interested party the prevailing price on the Mexican Stock Exchange. If the shares are not registered with Indeval, the price will be determined in accordance with Article 130 of the Mexican Companies Law. If any person participates in a transaction that would have resulted in the acquisition of 10% or more voting stock of the Company without having obtained the board's prior approval, they must pay the Company a fine equal to the market value of the shares.

         Any person who participates in an act that violate the terms of Article 130 discussed in the preceding paragraph will be obligated to pay the Company a fine in an amount equal to the value of the shares owned directly or indirectly by the stockholder, or the value of the shares involved in the prohibited transaction, if such person does not own shares issued by the Company. In the case of a prohibited transaction that would have resulted in the acquisition of 10% or more of the voting stock of the Company, the fine will be equal to the market value of those shares, provided that board authorization was not obtained in advance.

         According to our bylaws, a majority of the members of the board of directors must authorize in writing, by a resolution made at a board of directors' meeting, any change in the control of the Company. Our board of directors has the right to decide if a person or a group of persons is acting for the purpose of acquiring control of the Company.

VOTING RIGHTS AND STOCKHOLDERS' MEETINGS

         Each Series B Share entitles the holder thereof to one vote at any general meeting of the stockholders. Holders of Series B Shares are currently entitled to elect all members of the board of directors, with the exception of those members that holders of Series L Shares are entitled to elect. Our bylaws provide that the board of directors shall consist of at least five members, which minimum number may be decreased at an extraordinary general meeting of stockholders by majority vote of the holders of Series B Shares. At year-end 2002, the board of directors consisted of 15 members. Our board was reformed in April 2003, and now consists of seven proprietary shareholder Directors and three independent Directors. The stockholders also appointed four alternate Directors to the board of directors, three of whom are proprietary and one of whom is independent.

         Each Series L Share entitles the holder thereof to the following rights:

         o the rights described below with respect to the appointment or election of up to two directors;

         o one vote at a special stockholders' meeting with respect to the cancellation of the registration of the Series L Shares with the RNVI or with any Mexican or foreign stock exchange; and

         o one vote at an extraordinary general stockholders' meeting with respect to the following matters only:

                  o transformation of the Company from one type of corporate form to another;

                  o any merger of the Company with another company where we are not the surviving entity;

                  o cancellation of the registration of the Shares with the RNVI or in any Mexican or foreign stock exchange; and

                  o amendment to the controlling stockholders' obligation under the bylaws to repurchase Shares and certain other provisions in the event of delisting.

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

         General stockholders' meetings may be ordinary or extraordinary meetings. Extraordinary general meetings are meetings called to consider the matters specified in Article 182 of the Mexican Companies Law and the bylaws, including changes in the fixed portion of the capital stock and other amendments to the bylaws, liquidation, merger, transformation from one type of corporate form to another, change in nationality, change of corporate purpose and those other matters on which the holders of the Series L Shares are entitled to vote. General meetings called to consider all other matters, including election of directors and the statutory auditor, are ordinary meetings. An ordinary general meeting of the Company must be held at least annually during the four months following the end of the preceding fiscal year to consider certain matters specified in Article 181 of the Mexican Companies Law, including, principally, the election of directors and the statutory auditor, the approval of the report of the board of directors regarding their company's performance, the company's financial statements for the preceding fiscal year and the allocation of the profits and losses of the preceding year.

         Any holder or group of holders of Series L Shares representing 10% or more of our outstanding capital stock has the right to appoint one member and one alternate member of the board of directors by written notice delivered to the Chairman or the Secretary of the board at least two days prior to the date of a general stockholders' meeting to be held for the election of directors. If no directors are so appointed, holders of Series L Shares are entitled to vote at a special stockholders' meeting to elect two members and two alternate members of the board of directors. Similarly, if only one director is so appointed, holders of Series L Shares are entitled to vote at a special stockholders' meeting to elect one additional member and one alternate member of the board of directors. The holders of Series L Shares can only revoke the appointment of a member of the board whom they elected, but only if the appointments of all the other members of the board are also revoked. Other than the Robinson Bours Stockholders, no person or persons own Series L Shares representing 10% or more of our outstanding capital stock.

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

         According to our bylaws, stockholders with a right to vote, including a limited right to vote, and who hold at least 10% of the shares represented in a stockholders' meeting, may ask to postpone a vote on any matters on which they believe they do not have enough information as defined by Article 199 of the Mexican Companies Law. Stockholders with a right to vote, including a limited right to vote, and who hold at least 20% of the capital stock, may legally object to the decisions of a general stockholders' meeting, with respect to matters in which they have rights, as defined by Articles 201 and 202 of the Mexican Companies Law.

         In addition, stockholders with or without a right to vote, representing at least 10% of the stockholders' equity, can appoint a commissary. They can revoke the commissary they appointed, but only when all other commissaries are revoked.

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

         From the moment that a call for a stockholders' meeting is made public, all the information related to the meeting must be available to the stockholders. In order to attend a stockholders' meeting, a stockholder must request and obtain an admission card by furnishing, at least 24 hours before the time set for holding the stockholders' meeting, appropriate evidence of ownership of Shares in us and depositing such Shares with our corporate secretary or with an institution authorized to accept such deposit. If so entitled to attend the meeting, a stockholder may be represented by proxy signed before two witnesses. Additionally, the stockholder may be represented at the stockholders' meetings by a person named by proxy, on a printed form that we issue, which, under Mexican law, must identify our Company and indicate clearly the matters to be addressed in the meeting, with enough space for the instructions that the stockholder specifies. We are obliged to make information on the upcoming meeting available to the intermediaries in the stock market, for the time specified in Article 173 of the Mexican Law, in order to give the intermediaries time to send it to the stockholders they represent. The Secretary of the board of directors must verify that this requirement is met and report on this matter at the stockholders' meeting. See "--Registration and Transfer."

MEMBERS OF THE BOARD

         Under the Mexican Companies Law, a board of directors must conform to the following requirements:

         (i) The board must have at least five and no more than 20 proprietary shareholder directors;

         (ii) For every member of the board, an alternate member of the board must be named; an alternate director of an independent director must be also independent; and

         (iii)At least 25% of the members of the board must be independents according to the Article 14, Bis 3 of the Ley del Mercado de Valores.

         Apart from satisfying all of the requirements mentioned above, failure to meet these standards for any reason will not constitute grounds for judicial action challenging any act, contract, or agreement undertaken by the board, an intermediate committee or other delegated authority. Furthermore, such standards will not be mandatory for the validity or existence of such acts.

         The board of directors must meet at least every three months at our address or any other place in Mexico and on the dates that the board determines. Meetings previously scheduled in accordance with a schedule pre-approved by the board do not need to be called. Meetings must be called by at least 25% of the members of the board of directors, the Chairman of the board of directors, the Vice-Chairman of the board of directors or, in the case of a Commissary, the Secretary or the alternate Secretary of the board. Members of the board must be notified via e-mail or in writing at least five calendar days in advance of a meeting. The Commissaries must be called to every meeting of the board, where they have the right to speak, but not the right to vote.

STATUTORY AUDITOR

         As determined by Mexican law, the statutory auditor's role is to verify information on the company, to audit its operations and to report on the company to stockholders at the annual stockholders' meeting. Any stockholder with at least 10% of our capital stock, even a stockholder without the right to vote, has the right to designate a statutory auditor. In the case of a statutory auditor appointed by a minority of stockholders, the majority may revoke that appointment provided that it revokes the appointment of all other statutory auditors as well. A statutory auditor, who does not need to be a stockholder, maintains his or her position for one year, but may continue to fulfill his or her duties until a replacement takes over the position. A statutory auditor may be reelected. A substitute statutory auditor may assume the duties of any statutory auditor who, for any reason, cannot perform his or her duties.

DIVIDEND AND DISTRIBUTIONS

         At the annual ordinary general stockholders' meeting, the board of directors submits our financial statements for the previous fiscal year, together with a report thereon by the board, to the holders of Series B Shares for their consideration. The holders of Series B Shares, once they have approved the financial statements, determine the allocation of our net profits, if any, for the preceding year. They are required by law to allocate 5% of such net profits to a legal reserve, which is not thereafter available for distribution until the amount of the legal reserve equals 20% of our historical capital stock (before giving effect to the restatement thereof in constant pesos). As of December 31, 2005, our legal reserve fund was equal to at least 20% of our paid-in capital stock. Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the stockholders determine, including a reserve for the repurchase of our Shares. The remaining balance of net profits, if any, is available for distribution as dividends. No dividends may be paid, however, unless losses for prior fiscal years have been paid or absorbed.

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

CHANGES IN CAPITAL STOCK

         An increase of capital stock may generally be affected through the issuance of new Units or Shares for payment in cash or in kind, by capitalization of indebtedness or by capitalization of certain items of stockholders' equity. An increase of capital stock generally may not be realized until all previously issued and subscribed Units or Shares of capital stock have been fully paid. Generally, a reduction of capital stock may be effected to absorb losses, to redeem Units or Shares, or to release stockholders from payments not made. A reduction of capital stock to redeem Units or Shares is effected by reimbursing holders of Units or Shares pro rata or by lot. Stockholders may also approve the redemption of fully paid Units or Shares with retained earnings. Such a redemption would be affected by a repurchase of Units or Shares on the Mexican Stock Exchange (in the case of Units or Shares listed thereon) and would be subject to the limitation that the Series L Shares may not at any time represent more than 25% of our capital stock.

         Except under limited circumstances, the bylaws require that any capital increase affected pursuant to a capital contribution be represented by new Series B Shares and Series L Shares in proportion to the number of Shares of each such Series outstanding.

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

PREEMPTIVE RIGHTS

         Except in certain limited circumstances, in the event of a capital increase through the issuance of new Shares for payment in cash or in kind, a holder of existing Shares of a given Series at the time of the capital increase has a preferential right to subscribe for a sufficient number of new Shares of the same Series to maintain the holder's existing proportionate holdings of Shares of that Series or, in the event of a capital increase through the issuance of limited-voting or non-voting stock only, to subscribe for a sufficient number of the shares to be issued to maintain the holder's existing proportionate holdings of our capital stock. Preemptive rights must be exercised within 15 days following the publication of notice of the capital increase in the Diario Oficial de la Federacion (Official Gazette) or following the date of the stockholders' meeting at which the capital increase was approved if all stockholders were represented at such meeting; otherwise, such rights will lapse. Under Mexican law, preemptive rights cannot be waived in advance by a stockholder, except under limited circumstances, and cannot be represented by an instrument that is negotiable separately from the corresponding share. The Robinson Bours Stockholders, including the Selling Stockholders, have waived all preemptive rights with respect to the Series B Shares and Series L Shares comprised in the Units underlying the ADSs being offered in the Global Offering. Holders of ADRs that are U.S. citizens or are located in the United States may be restricted in their ability to participate in the exercise of preemptive rights. See "Description of American Depositary Receipts--Dividends, Other Distributions and Rights."

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

         The Foreign Investment Law reserves certain economic activities exclusively for the Mexican state and certain other activities exclusively for Mexican individuals or Mexican corporations, and limits the participation of foreign investors to certain percentages in regard to enterprises engaged in activities specified therein. Foreign investors may own up to 100% of the capital stock of Mexican companies or entities, except for companies (i) engaged in reserved activities as referred to above or (ii) with assets exceeding an amount to be established annually by the Foreign Investment Commission (which has been set at Ps.407.0 million), in which case an approval from the Foreign Investment Commission will be necessary in order for foreign investment to exceed 49% of the capital stock. Mexican and non-Mexican nationals will be entitled to hold and to exercise the rights of a holder of the Units, the Series B Shares and the Series L Shares. The Robinson Bours Stockholders have advised us that they intend to maintain a control position directly in the form of B Units. Pursuant to our bylaws, foreigners may only own Series B Shares up to 49% of such series.

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

         No shares representing variable capital are currently outstanding or will be issued in connection with the Global Offering. The outstanding variable capital shares, if any, may be fully withdrawn by the holders thereof. Except as otherwise provided under "--Appraisal Rights" below, the Minimum Capital cannot be withdrawn. A holder of variable capital stock that wishes to affect a total or partial withdrawal of such stock is required to notify us in an authenticated written notice to that effect. If notice of withdrawal is received prior to the last quarter of the fiscal year, the withdrawal becomes effective at the end of the fiscal year in which the notice was given. Otherwise, the withdrawal becomes effective at the end of the following fiscal year.

         Redemption of our variable capital stock is made at the lower of (i) 95% of the average share price quoted on the Mexican Stock Exchange during the 30 business days prior to the date on which the withdrawal is to become effective, or, if the number of the days that the shares were negotiated is less than 30 days, we will consider only the days in when the shares were effectively negotiated and (ii) the book value per variable capital share as calculated from our consolidated balance sheets (as approved at a general ordinary stockholders' meeting) for the previous fiscal year in which the withdrawal became effective. Any such amount to be paid by us would become due on the day following the general ordinary stockholders' meeting referred to in clause (ii) above.

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

         Repurchase of our own Shares. We may repurchase our Units on the Mexican Stock Exchange at any time at the then prevailing market price. Any repurchases will be charged to the Stockholders Equity as long as these shares belong to the same company, or to the Capital Stock in the event that we convert these shares to treasury stock, and in this last case no resolution of the stockholders' meeting is required. At each annual ordinary stockholders' meeting, the maximum amount of resources that may be used to repurchase shares will be expressly defined. The board of directors will name the persons responsible for the operation of the repurchase process. The shares that belong to the Treasury Stock or us can be resold among the public stockholders; in the latter case, no resolution of a stockholders meeting is necessary for an increase in capital. The economic and voting rights corresponding to such repurchased Units or Shares may not be exercised during the period in which such Units or Shares are owned by us, and such Units or Shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any stockholders' meeting during such period. Any repurchase of our own Units or Shares is subject to the limitation that the Series L Shares may not at any time represent more than 25% of our capital stock.

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

         Non-Subscribed Shares. With prior authorization of the CNBV, we may issue non-subscribed shares provided that such shares will be held by a depositary institution and that there is compliance with the conditions of
Article 81 of the Ley del Mercado de Valores ("Mexican Securities Law"). In any extraordinary stockholders' meeting at which this issuance of non-subscribed Shares is approved, the preference rights established by Article 132 of the Mexican Companies Law must be respected. With a quorum at the meeting, the approval of the issuance will take effect, even with respect to stockholders that were not present at the meeting, such that we will be free to issue these shares with no prior publication. When a minority of stockholders representing at least 25% of the voting capital stock, vote against the issuance of these Shares, such issuance can not be made. Any stockholder that votes against this issuance at the stockholders' meeting will have the right to request that we sell its shares before issuing the new non-subscribed Shares. In such event, we will have the obligation to sell first the shares belonging to such stockholders, at the same price that the non-subscribed shares are to be offered to the public.

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

AUDIT COMMITTEE

         Under our bylaws, the board of directors is required to create an audit committee under the terms and conditions outlined below:

         o The audit committee will consist of members of the board. The President of the audit committee and a majority of the audit committee members must be independent, as independence is defined under the Mexican Securities Market Law. In addition, the audit committee must have auditors who attend every meeting and have the right to participate but not to vote.

         o The audit committee will have, among others, the following functions:

                  o To prepare a report about its activities and present it to the board of directors.

                  o Provide its opinion regarding any transaction with related parties that is outside the scope of ordinary business.

                  o Recommend independent consultants or auditors to provide their opinions regarding any transactions with related parties that are outside the scope of ordinary business in which the Company or any of its subsidiaries seek to engage.

         Transactions that depart from the ordinary course of business, and which would be entered into by and between subsidiaries of the Company and its stockholders, with persons who form part of the management of the Company's subsidiaries or with those with whom such persons maintain monetary ties or, if applicable, have a family relationship of consanguinity or affinity up to the second degree, a spouse or concubine; which represent the purchase or sale of 10% or more of assets; the granting of guaranties in an amount in excess of 30% of assets, as well as transactions other than the foregoing which represent more than 1% of the Company's assets, shall be submitted for the opinion of the Company's audit committee and for approval by the Company's board of directors.

MATERIAL CONTRACTS

         Not Applicable.

EXCHANGE CONTROLS

         Ownership by foreigners of Mexican companies is regulated by the Foreign Investment Law and by the Foreign Investment Regulations. The Ministry of Commerce and Industrial Development and the Foreign Investment Commission are responsible for the administration of the Foreign Investment Law.

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

         For purposes of this discussion, a "U.S. Holder" is any beneficial owner of Units or ADSs that, for U.S. federal income tax purposes, is:

         1.   an individual who is a citizen or resident of the United States;

         2. a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof, or the District of Columbia;

         3. an estate the income of which is subject to U.S. federal income tax without regard to its source; or

         4. a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

         This summary is based on the federal income tax laws and regulations of the United States and Mexico, judicial decisions, published rulings and administrative pronouncements, all as in effect on the date hereof, and all of which are subject to change, (which changes may have retroactive effect) and different interpretations. Prospective purchasers of Units or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of Units or ADSs, including, in particular, the effect of any non-U.S., non-Mexican, state or local tax laws.

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

         In general, for U.S. federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the beneficial owners of the Units (and therefore the Series B Shares and the Series L Shares that each Unit represents) represented by those ADSs.

U.S. FEDERAL INCOME TAXATION

U.S. HOLDERS

         The following discussion is a summary of the principal U.S. federal income tax consequences to holders of our Units and of ADSs that are U.S. Holders and that hold those Units or ADSs as capital assets (generally, for investment purposes).

TAXATION OF DIVIDENDS

         Cash dividends paid with respect to the Shares constituting the Units or Units represented by ADSs to the extent paid out of our earnings and profits (as determined under U.S. federal income tax principles) will be included in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the U.S. Holder, in the case of Units, or the Depositary, in the case of Units represented by ADSs, and will not be eligible for the dividends-received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended (the "Code"). We do not currently maintain calculations of our earnings and profits under U.S. federal income tax principles. Because these calculations are not made, distributions should be presumed to be taxable dividends for U.S. federal income tax purposes.

         Dividends paid in pesos will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. Holder, in the case of Units, or the Depositary, in the case of Units represented by ADSs (regardless of whether such pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt by the U.S. Holder or the Depositary, as the case may be, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received which are converted into U.S. dollars on a date subsequent to receipt.

         Subject to certain exceptions for short-term and hedged positions, and provided that we are not a passive foreign investment company (as discussed below), dividends received by certain U.S. Holders (including individuals) prior to January 1, 2011 with respect to the Units or ADSs will be subject to U.S. federal income taxation at a maximum rate of 15%. However, the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which shareholders (and intermediaries) will be permitted to rely on certifications from issuers to establish that dividends qualify for the reduced rate of U.S. federal income taxation. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of Units or ADSs should consult their own tax advisors regarding the availability of the reduced rate in the light of their own particular circumstances.

         Distributions to U.S. Holders of additional Units with respect to their Units or ADSs that are made as part of a pro rata distribution to all of our stockholders generally will not be subject to U.S. federal income tax. If holders of the ADSs are restricted in their ability to participate in the exercise of preemptive rights, the preemptive rights may give rise to a deemed distribution to holders of the Units under Section 305 of the Code. Any deemed distributions will be taxable as a dividend in accordance with the general rules of the income tax treatment of dividends discussed above.

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

PASSIVE FOREIGN INVESTMENT COMPANY RULES

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

         We do not believe that we are a PFIC for U.S. federal income tax purposes, and we intend to continue our operations in such a manner that we will not become a PFIC in the future, although no assurances can be made regarding determination of our PFIC status in the current or any future taxable year. If we become a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the Units or ADSs and on certain distributions. In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a U.S. Holder receives from us will not be eligible for the reduced U.S. federal income tax rates described above if we are a PFIC either in the taxable year of the distribution or the preceding taxable year (and instead will be taxable at rates applicable to ordinary income).

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

         Subject to the discussion below under "U.S. Backup Withholding," a Non-U.S. Holder of Units or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of Units or ADSs, unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment or fixed base of such Non-U.S. Holder) or (ii) in the case of gain realized by an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

U.S. BACKUP WITHHOLDING

         A U.S. Holder of Units or ADSs may, under certain circumstances, be subject to "backup withholding" with respect to certain payments to such U.S. Holder, such as dividends paid by us or the proceeds of a sale of Units or ADSs, unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required or (ii) provides a correct taxpayer identification number, certifies that it is a U.S. person and that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the U.S. Holder's U.S. federal income tax liability provided that the U.S. Holder timely files the appropriate forms with the U.S. Internal Revenue Service. While Non-U.S. Holders generally are exempt from backup withholding, a Non-U.S. Holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

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

         For purposes of Mexican taxation (Ley del Impuesto sobre la renta), an individual is a resident of Mexico (a "Mexican Resident") if he or she has established his or her home in Mexico, unless he or she has resided in another country for more than 183 days, whether consecutive or not, during a calendar year and can demonstrate that he or she has become a resident of that country for tax purposes. A legal entity is a Mexican Resident if it has been incorporated under Mexican law. A company is also considered to be a Mexican Resident if its headquarters are located in Mexico. A Mexican citizen is presumed to be a resident of Mexico for tax purposes unless such person can demonstrate otherwise. If a person is deemed to have a permanent establishment or fixed base in Mexico for tax purposes, such permanent person shall be required to pay taxes in Mexico on income attributable to such permanent establishment or fixed base, in accordance with applicable tax laws.

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

CURRENCY FLUCTUATION

         Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to expenses which are denominated in U.S. dollars. Since we have significant liabilities denominated in U.S. dollars, we are exposed to foreign exchange losses when the peso declines in value against the U.S. dollar. The peso has been subject to significant volatility in the past and may be subject to significant fluctuations in the future.

         All of our sales are priced in Mexican pesos, and we have significant expenses in U.S. dollars. A significant portion of our feed purchases is priced in U.S. dollars, and other purchases may be influenced by U.S. dollar prices. A devaluation of the peso will accordingly affect our earnings. In addition, the Mexican peso exchange rate can directly and indirectly impact our results of operations and financial position in several respects, including potential economic recession in Mexico resulting from a devalued peso.

         We do not have debt denominated in U.S. dollars as of December 2005. We experienced foreign exchange gains of Ps.75.0 million in 2003 and Ps.46.6 million in 2004. We had a loss of Ps.57.7 million in 2005, due to the net position of our liabilities and assets, since we had more assets (cash and cash equivalents) than liabilities denominated in U.S. dollars, and in 2005 the Mexican peso appreciated during most of the year with respect to the U.S. dollar.
         No assurance can be given as to the future valuation of the Mexican peso and how further movements in the peso could affect our future earnings.

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

         During 2004 and 2005, we have observed different strategies with respect to derivatives which involve call and put options in U.S. dollars.

         At December 31, 2005, we maintained positions in several financial instrument derivatives. For details, please see Note 3 to our Consolidated Financial Statements.

         Based on our position in December 2005 (please see Note 12 to our Consolidated Financial Statements), we estimate that a hypothetical 10% devaluation of the Mexican peso against the U.S. dollar would result in losses of Ps.6.8 million and gains of Ps.50.7 million in our Foreign Exchange Results.

INTEREST RATES

         Our earnings may also be affected by changes in interest rates due to the impact those changes have on our variable rate debt instruments. As of December 31, 2005, we had borrowings of approximately Ps.144.6 million pursuant to variable rate debt instruments, representing approximately 0.9% of our total assets.

         Based on our position on December 31, 2005, we estimate that a hypothetical interest rate variation of 0.5% on our Mexican peso denominated debt would result in increased interest expenses of approximately Ps.0.7 million per annum. Any such increase would likely be offset by an increase in interest income due to our significant cash and cash equivalent position.

FEED INGREDIENTS

         The largest single component of our cost of sales is the cost of ingredients used to prepare feed, including, principally, sorghum, soy meal, corn, fish meal, meat meal and, for certain chicken products, marigold extract. The price of these ingredients is subject to significant volatility resulting, among other factors, from weather, the size of harvests, transportation and storage costs, governmental agricultural policies and currency exchange rates. In order to reduce the potential adverse effect of grain price fluctuations, we vary the composition of our feed to take advantage of current market prices for the various types of ingredients used.

         Previously, we took advantage of the lower cost of feed ingredients available from Mexican sources and increased the portion of our total needs that we source locally from approximately 40% in 1995 to approximately 60% in 1999. We believe that local feed, particularly sorghum, is of superior quality compared to imported feed ingredients. In addition, the use of local feed allows us to save on transportation costs and import duties. Our feed costs were favorably affected by changes in the Mexican government's agricultural policy, beginning in 1991, that eliminated price supports for domestic farmers and reduced procedural restrictions on importing grains, and by the reduction in tariffs with the implementation of NAFTA beginning in 1994.

         However, this trend reversed in 2000, when only 45.0% of feed ingredients were purchased from local sources. The change occurred mainly because grain for the acquired Grupo Campi complexes is supplied from international markets due to a lack of domestic supply in southern Mexico. In general, costs of domestic feed ingredients tend to follow the international markets, although cost adjustments do not occur simultaneously. In 2001, we purchased approximately 40.6% of grain from local sources, while in 2002 we purchased approximately 30.1% of grain from local sources. In 2003 the percentage of grain purchased from domestic markets was 38.3%, in 2004 it was 35.0%, and in 2005 it was approximately 30.1%.

         Based on results for 2005, we estimate that a hypothetical variation of 10% in the cost of our feed ingredients would have an impact of 5.7% on total cost of sales.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not Applicable.

PART II

ITEM 13.     DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         None.

ITEM 15.     CONTROLS AND PROCEDURES

         We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act is recorded, processed, summarized and reported as and when required.

         There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.     [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

         Currently, no member of our audit committee possesses all the characteristics included in the definition of an "audit committee financial expert" within the meaning of this Item 16A. We consider that the combined financial expertise of the members of our audit committee meet much of this requirement. Our audit committee has the authority and appropriate funding to obtain outside advice, as it deems necessary, to carry out his duties. Also, pursuant to local law, we have a statutory auditor who is responsible for reviewing financial matters and, beginning in 2005, he is responsible for reviewing and analyzing all financial data provided to our audit committee.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT AND NON-AUDIT FEES

         The following table sets forth the fees billed to us by our independent auditors, Mancera, S.C., a member practice of Ernst & Young Global independent public accountants, during the fiscal years ended December 31, 2004 and 2005:

                                                    YEAR ENDED DECEMBER 31,
                                              ----------------------------------
                                                   2005               2004
                                              ---------------    ---------------
Audit fees ...............................    Ps.   2,429,000    Ps.  2,664,353
Audit-related fees .......................                 --                 --
Tax fees .................................            433,999            742,900
All other fees ...........................                 --                 --
                                              ---------------    ---------------
Total fees ...............................    Ps.   2,862,993    Ps.  3,407,253
                                              ===============    ===============

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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not Applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
             PURCHASERS

         Not Applicable.

PART III

ITEM 17.     FINANCIAL STATEMENTS

         Not Applicable.

ITEM 18.     FINANCIAL STATEMENTS

         See the Audited Financial Statements including notes, incorporated herein by reference.

ITEM 19.     EXHIBITS

         Documents filed as exhibits to this Form 20-F:

EXHIBIT NO.                                 DESCRIPTION
-----------        -------------------------------------------------------------
    1.1            Bylaws (estatutos sociales) of Industrias Bachoco, S.A. de
                   C.V. dated December 9, 2003, together with an English
                   translation (incorporated by reference to Exhibit 1.1 on our
                   Form 20-F filed with the U.S. Securities and Exchange
                   Commission on June 29, 2004).

    2.1            Form of Deposit Agreement, among Industrias Bachoco, S.A. de
                   C.V., the Depositary and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference on our registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission on August
                   22, 1997 (File No. 333-7472)).

    2.2            Trust Agreement, dated April 1, 1995, among Banco
                   Internacional, S.A., Institucion de Banca Multiple, Grupo
                   Financiero Prime Internacional, as trustee, and the stockholders of the Company named therein, together with an English translation, (incorporated by reference on our registration statement on Form F-1 filed with the U.S.
                   Securities and Exchange Commission on August 22, 1997 (File
                   No. 333-7472)).

    2.3            Trust Agreement, dated August 20, 1997, among Banco
                   Internacional, S.A., Institucion de Banca Multiple, Grupo
                   Financiero Bital, as trustee, and the stockholders of the Company named therein, together with an English translation, (incorporated by reference on our registration statement on Form F-1 filed with the U.S. Securities and Exchange
                   Commission on August 22, 1997 (File No. 333-7472)).

    8.1            Subsidiaries of Industrias Bachoco S.A. de C.V.

   12.1            Certification of the Chief Financial Officer pursuant to
                   Section 302 of the Sarbanes-Oxley Act of 2002.

   12.2            Certification of the Chief Executive Officer pursuant to
                   Section 302 of the Sarbanes-Oxley Act of 2002.

   13.1           Certification pursuant to Section 906 of the Sarbanes-Oxley
                  Act of 2002.

                                    SIGNATURE

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                                INDUSTRIAS BACHOCO, S.A. de C.V.


                                                By:  /s/ DANIEL SALAZAR FERRER
                                                     ---------------------------
                                                     Daniel Salazar Ferrer
                                                     Chief Financial Officer

Date: June 26, 2006

                        INDUSTRIAS BACHOCO, S.A. DE C.V.
                                AND SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                                   YEARS ENDED
                        DECEMBER 31, 2003, 2004 AND 2005
                  WITH REPORT OF INDEPENDENT REGISTERED PUBLIC
                                 ACCOUNTING FIRM

                        INDUSTRIAS BACHOCO, S.A. DE C.V.
                                AND SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                        December 31, 2003, 2004 and 2005


                                     CONTENT


Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements:

  Balance Sheets
  Statements of Income
  Statements of Changes in Stockholders' Equity
  Statements of Changes in Financial Position
  Notes to the Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Stockholders of
Industrias Bachoco, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Industrias Bachoco, S.A. de C.V. and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with accounting principles generally accepted in Mexico. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Industrias Bachoco, S.A. de C.V., and subsidiaries at December 31, 2004 and 2005, and the consolidated results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from those followed in the United States of America (see Note 17).

As mentioned in Note 2 to the accompanying consolidated financial statements, effective January 1, 2003, the Company adopted the new requirements of Mexican accounting Bulletin E-1, Agriculture, issued by the Mexican Institute of Public Accountants. The effects are described in Note 4.

                                                       Mancera, S.C.
                                                    A Member Practice of
                                                    Ernst & Young Global

                                                Francisco Jose Sanchez Gonzalez

Mexico City, Mexico
March 15, 2006

                INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

          (THOUSANDS OF CONSTANT MEXICAN PESOS AS OF DECEMBER 31, 2005)

                                                                                  DECEMBER 31,
                                                               --------------------------------------------------
                                                                                                   (THOUSANDS OF
                                                                                                    U.S. DOLLARS)
                                                                                                      (NOTE 2)
                                                               --------------------------------------------------
                                                                    2004              2005              2005
                                                               --------------    --------------    --------------
ASSETS
CURRENT ASSETS
 Cash and equivalents                                          Ps   2,416,025    Ps   3,167,745    $      298,057
 Accounts receivable:
  Trade, net                                                         409,584           474,265            44,624
  Value added and other recoverable taxes                            189,608           284,250            26,746
                                                               --------------    --------------    --------------
 Total accounts receivable                                            599,192           758,515            71,370
                                                               --------------    --------------    --------------
 Inventories, net -Note 4                                           1,502,333         1,638,288           154,148
 Biological current assets -Note 4                                    177,152           166,193            15,637
 Prepaid expenses and other current assets                             48,640            80,616             7,585
                                                               --------------    --------------    --------------
 TOTAL CURRENT ASSETS                                               4,743,342         5,811,357           546,797
                                                               --------------    --------------    --------------
 Property, plant and equipment, net -Note 5                         8,502,171         8,814,967           829,410
 Biological non-current assets -Note 4                                340,823           354,332            33,339
 Other assets                                                          11,118            13,627             1,282
 Intangible assets-Note 10                                             25,703            38,464             3,619
 Goodwill, net -Note 6                                                278,655           278,655            26,219
                                                               --------------    --------------    --------------
TOTAL ASSETS                                                   Ps  13,901,812    Ps  15,311,402    $    1,440,666
                                                               ==============    ==============    ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Notes payable to banks  -Note 7                               Ps      77,861    Ps      71,850    $        6,760
 Current portion of long-term debt  -Note 7                            25,113            20,837             1,961
 Accounts payable                                                     461,409           437,765            41,190
 Related parties -Note 8                                                6,313             6,157               579
 Income tax                                                            13,376            55,604             5,232
 Other taxes payable and other accruals -Note 9                       211,380           279,837            26,329
 Derivative financial instruments- Note 3                                   -           101,856             9,584
                                                               --------------    --------------    --------------
TOTAL CURRENT LIABILITIES                                             795,452           973,906            91,635
                                                               --------------    --------------    --------------

 LONG-TERM LIABILITIES:
 Long-term debt  -Note 7                                               74,952            51,914             4,885
 Deferred income tax -Note 14                                       1,737,263         1,694,373           159,425
 Labor obligations -Note 10                                            56,185            84,287             7,931
                                                               --------------    --------------    --------------
 TOTAL LIABILITIES                                                  2,663,852         2,804,480           263,876
                                                               --------------    --------------    --------------
 COMITMENTS AND CONTINGENCIES -NOTE 11

 STOCKHOLDERS' EQUITY -NOTE 13
 Majority stockholders' equity:
 Capital stock                                                      2,125,428         2,125,401           199,981
 Paid-in capital                                                      669,771           672,507            63,277
 Reserve for repurchase company stock                                 158,308           147,692            13,896
 Retained earnings                                                 12,107,565        12,589,545         1,184,564
 Net income for the year                                              726,244         1,767,741           166,329
 Minimum seniority premium liability adjustment -Note 10               (1,046)           (3,090)             (291)
 Deficit from restatement of stockholders' equity                  (3,280,214)       (3,439,669)         (323,642)
 Cumulative effect of deferred income tax -Note 14                 (1,310,590)       (1,310,590)         (123,315)
 Derivative financial instruments-Note 3                                    -           (85,559)           (8,050)
                                                               --------------    --------------    --------------
 Total majority stockholders' equity                               11,195,466        12,463,978         1,172,749

 Minority interest                                                     42,494            42,944             4,041
                                                               --------------    --------------    --------------
 TOTAL STOCKHOLDERS' EQUITY                                        11,237,960        12,506,922         1,176,790
                                                               --------------    --------------    --------------
 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    Ps 13,901,812     Ps  15,311,402    $    1,440,666
                                                               ==============    ==============    ==============

SEE ACCOMPANYING NOTES.

                INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

         (THOUSANDS OF CONSTANT MEXICAN PESOS, EXCEPT PER UNIT AMOUNTS,
                            AS OF DECEMBER 31, 2005)

                                                                          YEARS ENDED DECEMBER 31,
                                                     ------------------------------------------------------------------
                                                                                                         (THOUSANDS OF
                                                                                                          U.S. DOLLARS)
                                                                                                            (NOTE 2)
                                                    -------------------------------------------------------------------
                                                          2003             2004             2005              2005
                                                     --------------   --------------   --------------    --------------
Net revenues -Note 1                                 Ps  11,686,207   Ps  13,742,640   Ps  14,466,020    $    1,361,123
Cost of sales                                            (9,506,646)     (11,145,172)     (10,405,775)         (979,091)
                                                     --------------   --------------   --------------    --------------
Gross profit                                              2,179,561        2,597,468        4,060,245           382,032
Selling, general and administrative expenses             (1,709,831)      (1,715,327)      (1,857,593)         (174,783)
                                                     --------------   --------------   --------------    --------------
Operating income                                            469,730          882,141        2,202,652           207,249

Comprehensive financing income (cost):
  Interest income                                           168,250          105,236          293,164            27,584
  Interest expense and other financing costs                (26,889)        (125,557)        (194,048)          (18,258)
                                                     --------------   --------------   --------------    --------------
  Net interest income (expense)                             141,361          (20,321)          99,116             9,326
  Foreign exchange gain (loss), net                          74,995           46,553          (57,666)           (5,426)
  Loss on net monetary position                             (80,406)        (100,106)        (109,966)          (10,347)
                                                     --------------   --------------   --------------    --------------
                                                            135,950          (73,874)         (68,516)           (6,447)
                                                     --------------   --------------   --------------    --------------

Other income (expense), net                                  24,299           31,894          (20,843)           (1,961)
                                                     --------------   --------------   --------------    --------------

Income before income tax and asset tax,
employee profit sharing and cumulative
effect of change in accounting principle                    629,979          840,161        2,113,293           198,841
Income tax and asset tax -Note 14                          (115,125)        (106,904)        (340,698)          (32,057)
Employee profit sharing - Note 14                            (1,942)          (3,076)          (3,202)             (301)
                                                     --------------   --------------   --------------    --------------
Income before cumulative effect of
  Accounting change and minority income                     512,912          730,181        1,769,393           166,483
Cumulative effect of change in accounting
  principle, net of taxes - Note 4                           73,463                -                -                 -
                                                     --------------   --------------   --------------    --------------
NET INCOME                                           Ps     586,375   Ps     730,181   Ps   1,769,393    $      166,483
                                                     ==============   ==============   ==============    ==============

Majority net income                                         581,742          726,244        1,767,741           166,329
Minority net income                                           4,633            3,937            1,652               154
                                                     --------------   --------------   --------------    --------------
NET INCOME                                           Ps     586,375   Ps     730,181   Ps   1,769,393    $      166,483
                                                     ==============   ==============   ==============    ==============

Weighted average units outstanding
  (in thousands)                                            299,369          299,630          299,847           299,847
                                                     --------------   --------------   --------------    --------------

NET MAJORITY INCOME PER UNIT BEFORE
  CUMULATIVE EFFECT OF ACCOUNTING CHANGE             Ps        1.69  Ps         2.42   Ps        5.90    $         0.55
                                                     ==============   ==============   ==============    ==============
CUMULATIVE EFFECT OF ACCOUNTING CHANGE
  PER UNIT                                           Ps       0.25    Ps           -   Ps           -    $            -
                                                     ==============   ==============   ==============    ==============
NET MAJOIRTY INCOME PER UNIT                         Ps        1.94   Ps        2.42   Ps        5.90    $         0.55
                                                     ==============   ==============   ==============    ==============

SEE ACCOMPANYING NOTES.

                INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
         (THOUSANDS OF CONSTANT MEXICAN PESOS AS OF DECEMBER 31, 2005)

                                           NUMBER OF                                   RESERVE FOR
                                           UNITS OF                                    REPURCHASE
                                         CAPITAL STOCK                    PAID-IN      OF COMPANY     RETAINED      NET INCOME
                                          (THOUSANDS)   CAPITAL STOCK     CAPITAL        STOCK        EARNINGS     FOR THE YEAR
                                         -------------  -------------  -------------  ------------  -------------  ------------
Balance at December 31, 2002                   297,466  Ps  2,124,234  Ps    603,630  Ps   188,441  Ps 10,441,708  Ps  1,670,994

Transfer of prior year's net income                  -              -              -             -      1,670,994     (1,670,994)
Repurchase of stock                               (300)          (164)             -        (5,795)             -              -
Sales of repurchased stock                       2,834          1,570         53,202             -              -              -
Cash dividends paid                                  -              -              -             -       (331,572)             -
Comprehensive income, net of tax                     -              -              -             -              -        581,742
                                         -------------  -------------  -------------  ------------  -------------  -------------
Balance at December 31, 2003                   300,000      2,125,640        656,832       182,646     11,781,130        581,742

Transfer of prior year's net income                  -              -              -             -        581,742       (581,742)
Repurchase of stock                             (1,110)          (592)             -       (24,338)             -              -
Sales of repurchased stock                         710            380         12,939             -              -              -
Cash dividends paid                                  -              -              -             -       (255,307)             -
Comprehensive income, net of tax                     -              -              -             -              -        726,244
                                         -------------  -------------  -------------  ------------  -------------  -------------
Balance at December 31, 2004                   299,600      2,125,428        669,771       158,308     12,107,565        726,244

Transfer of prior year's net income                                 -              -             -        726,244       (726,244)
Repurchase of stock                               (460)          (233)             -       (10,616)             -              -
Sales of repurchased stock                         400            206          2,736             -              -              -
Cash dividends paid                                                 -              -             -       (244,264)             -
Comprehensive income, net of tax                                    -              -             -              -      1,767,741
                                         -------------  -------------  -------------  ------------  -------------  -------------
BALANCE AT DECEMBER 31, 2005
   (NOTE 13)                                   299,540  Ps  2,125,401  Ps    672,507  Ps   147,692  Ps 12,589,545  Ps  1,767,741
                                         =============  =============  =============  ============  =============  =============


                                            MINIMUM
                                             LABOR      DEFICIT FROM    CUMULATIVE                      TOTAL
                                          OBLIGATIONS   RESTATEMENT OF   EFFECT OF     DERIVATIVE     MAJORITY
                                           LIABILITY    STOCKHOLDERS'    DEFERRED      FINANCIAL    STOCKHOLDERS'
                                          ADJUSTMENT       EQUITY       INCOME TAX    INSTRUMENTS      EQUITY
                                         -------------  -------------  -------------  ------------  -------------
Balance at December 31, 2002             Ps       (772) Ps (3,056,668) Ps (1,310,590) Ps         -  Ps 10,660,977

Transfer of prior year's net income                  -              -              -                            -
Repurchase of stock                                  -              -              -                       (5,959)
Sales of repurchased stock                           -              -              -                       54,772
Cash dividends paid                                  -              -              -                     (331,572)
Comprehensive income, net of tax                (1,200)       (69,044)             -                      511,498
                                         -------------  -------------  -------------  ------------  -------------
Balance at December 31, 2003                    (1,972)    (3,125,712)    (1,310,590)            -     10,889,716

Transfer of prior year's net income                  -              -              -                            -
Repurchase of stock                                  -              -              -                      (24,930)
Sales of repurchased stock                           -              -              -                       13,319
Cash dividends paid                                  -              -              -                     (255,307)
Comprehensive income, net of tax                   926       (154,502)             -                      572,668
                                         -------------  -------------  -------------  ------------  -------------
Balance at December 31, 2004                    (1,046)    (3,280,214)    (1,310,590)            -     11,195,466

Transfer of prior year's net income                  -              -              -             -              -
Repurchase of stock                                  -              -              -             -        (10,849)
Sales of repurchased stock                           -              -              -             -          2,942
Cash dividends paid                                  -              -              -             -       (244,264)
Comprehensive income, net of tax                (2,044)      (159,455)             -       (85,559)     1,520,683

                                         -------------  -------------  -------------  ------------  -------------
BALANCE AT DECEMBER 31, 2005
   (NOTE 13)                             Ps     (3,090) Ps (3,439,669) Ps (1,310,590) Ps   (85,559) PS 12,463,978
                                         =============  =============  =============  ============  =============


                                                            TOTAL
                                           MINORITY     STOCKHOLDERS'
                                           INTEREST        EQUITY
                                         -------------  -------------
Balance at December 31, 2002             Ps     46,454   Ps 10,707,431

Transfer of prior year's net income                  -              -
Repurchase of stock                                  -         (5,959)
Sales of repurchased stock                           -         54,772
Cash dividends paid                                  -       (331,572)
Comprehensive income, net of tax                (1,498)       510,000
                                         -------------  -------------
Balance at December 31, 2003                    44,956     10,934,672

Transfer of prior year's net income                  -              -
Repurchase of stock                                  -        (24,930)
Sales of repurchased stock                           -         13,319
Cash dividends paid                                  -       (255,307)
Comprehensive income, net of tax                (2,462)       570,206
                                         -------------  -------------
Balance at December 31, 2004                    42,494     11,237,960

Transfer of prior year's net income                                 -
Repurchase of stock                                           (10,849)
Sales of repurchased stock                                      2,942
Cash dividends paid                                          (244,264)
Comprehensive income, net of tax                   450      1,521,133
                                         -------------  -------------
BALANCE AT DECEMBER 31, 2005
   (NOTE 13)                             Ps     42,944  Ps 12,506,922
                                         =============  =============

SEE ACCOMPANYING NOTES.

                INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

          (THOUSANDS OF CONSTANT MEXICAN PESOS AS OF DECEMBER 31, 2005)

                                                                           YEARS ENDED DECEMBER 31,
                                                           -------------------------------------------------------
                                                                                                     (THOUSANDS OF
                                                                                                     U.S. DOLLARS)
                                                                                                       (NOTE 2)
                                                           -------------------------------------------------------
                                                               2003          2004          2005          2005
                                                           ------------  ------------  ------------  -------------
OPERATING ACTIVITIES:
Net income                                                 Ps   586,375  Ps   730,181  PS 1,769,393   $    166,483
Adjustments to reconcile net income to resources
 provided by operating activities:
  Depreciation                                                  397,025       434,282       461,095         43,385
  Deferred income tax                                            71,709        83,631           989             93
  Goodwill amortization                                          18,192        18,106             -              -
  Labor obligations, net period cost                             10,630        20,440        37,517          3,530
                                                           ------------  ------------  ------------  -------------
                                                              1,083,931     1,286,640     2,268,994        213,491
Changes in operating assets and liabilities:
  Accounts receivable                                           (58,046)      114,099      (176,413)       (16,599)
  Inventories and biological assets                            (330,523)      (44,100)     (326,744)       (30,743)
  Prepaid expenses and other current assets                      96,545        29,448       (31,976)        (3,008)
  Accounts payable                                              147,840        17,120       (23,644)        (2,225)
  Related parties                                               (20,075)        3,600          (156)           (15)
  Taxes payable and other accruals                               29,138        15,250       127,775         12,023
  Labor obligations, plan contributions                          (8,121)       (8,835)      (24,220)        (2,279)
                                                           ------------  ------------  ------------  -------------
RESOURCES PROVIDED BY OPERATING
    ACTIVITIES                                                  940,689     1,413,222     1,813,616        170,645
                                                           ------------  ------------  ------------  -------------

FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt                       42,406         4,210           172             16
  Proceeds from issuance of notes payable to banks               79,784       321,256       163,391         15,374
  Repayment of long-term debt and notes payable                (165,769)     (303,489)     (191,150)       (17,985)
  Constant pesos effect on notes payable to banks and
     long term-debt                                              (8,255)       (8,095)       (5,738)          (540)
  Cash dividends paid                                          (331,572)     (255,307)     (244,264)       (22,983)
  Sales (repurchases) of Company's own stock, net                48,812       (11,610)       (7,907)          (745)
                                                           ------------  ------------  ------------  -------------
RESOURCES USED IN FINANCING
  ACTIVITIES                                                   (334,594)     (253,035)     (285,496)       (26,863)
                                                           ------------  ------------  ------------  -------------

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment, net              (821,317)     (452,839)     (773,891)       (72,816)
Other assets                                                      4,100         3,006        (2,509)          (236)
                                                           ------------  ------------  ------------  -------------
RESOURCES USED IN INVESTING
  ACTIVITIES                                                   (817,217)     (449,833)     (776,400)       (73,052)
                                                           ------------  ------------  ------------  -------------

NET (DECREASE) INCREASE IN CASH
  AND CASH EQUIVALENTS                                         (211,122)      710,354       751,720         70,730
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF YEAR                                           1,916,793     1,705,671     2,416,025        227,327
                                                           ------------  ------------  ------------  -------------
CASH AND CASH EQUIVALENTS AT
    END OF YEAR                                            Ps 1,705,671  Ps 2,416,025  Ps 3,167,745  $     298,057
                                                           ============  ============  ============  =============

SEE ACCOMPANYING NOTES.

                        INDUSTRIAS BACHOCO, S.A. DE C.V.
                                AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

                   (Thousands of constant Mexican pesos as of December 31, 2005, except per unit amounts)

1.  ORGANIZATION AND BUSINESS ACTIVITY

Industrias Bachoco, S.A. de C.V. and subsidiaries (collectively "Bachoco" or the "Company") are engaged in the breeding, processing and marketing of poultry (chicken and eggs) swine and other products (principally feed). Poultry sales have represented 89% of net revenues for the years ended December 31, 2003, 2004 and 2005. All sales activities are carried out in Mexico, mainly through retailers, wholesalers and self-service outlets.

2.  ACCOUNTING POLICIES AND PRACTICES

The accompanying consolidated financial statements are prepared in conformity with accounting principles generally accepted in Mexico ("Mexican GAAP"). The accounting policies and practices followed in the preparation of its consolidated financial statements are the following:

A) ESTIMATES IN FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

B) CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. The Company has no investments in variable-interest entities. The ownership interests of other stockholders in such subsidiaries are shown as minority interest. Intercompany balances, investments and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements include the following consolidated subsidiaries as of December 31, 2003, 2004 and 2005:

                                                        PERCENTAGE EQUITY INTEREST
                                                        --------------------------
                                                          2003     2004     2005
                                                        -------- -------- --------
                                                           %        %         %
Acuicola Bachoco, S.A. de C.V                                100      100      100
Aviser, S.A. de C.V                                          100      100      100
Bachoco, S.A. de C.V. ("BSACV")                              100      100      100
Campi Alimentos, S.A. de C.V                                 100      100      100
Huevo y Derivados, S.A. de C.V                                97       97       97
Operadora de Servicios de Personal, S.A. de C.V              100      100      100
Pecuarius Laboratorios, S.A. de C.V                           64       64       64
Secba, S.A. de C.V                                             -      100      100
Sepetec, S. A. de C.V                                        100      100      100
Servicios de Personal Administrativo, S.A. de C.V            100      100      100

In November 2004, the Company acquired all the shares of Secba, S.A. de C.V. from a related party for Ps 14,368. As of the date of the acquisition, the figures of Secba, S.A. de C.V. have been consolidated with the Company's figures. The excess of the purchase price paid over the book value of this investment amounted Ps 341 was taken to other income.

In December 2003, Campi Comercial, S.A. de C.V. merged into BSACV (the surviving company). After the merger, a spin-off from BSACV was approved to create a new company known as Campi Alimentos, S.A. de C.V. The aforementioned transactions had no effect on the consolidated amounts.

C) RECOGNITION OF THE EFFECTS OF INFLATION ON FINANCIAL INFORMATION

The Company recognizes the effects of inflation on financial information as required by Mexican Accounting Principles Bulletin B-10, "Accounting Recognition of the Effects of Inflation on Financial Information", issued by the Mexican Institute of Public Accountants (the "Mexican Institute"). Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant Mexican pesos as of December 31, 2005. The December 31, 2005 restatement factor applied to the financial statements at December 31, 2003 and 2004 was 1.0869 and 1.0333, which represent the rate of inflation from December 31, 2003 and December 31, 2004 up to December 31, 2005, respectively, based on the Mexican National Consumer Price Index (NCPI) published by Banco de Mexico (the Central Bank).

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

Depreciation of property, plant and equipment is computed on restated values using the straight-line method, based on the estimated lives of the related assets (see Note 5).

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

E) INVESTMENTS IN FINANCIAL INSTRUMENTS

Investments in financial instruments classified as "held to maturity" are valued using the amortized-cost method. Investments classified as available for sale are stated at market value. As of December 31 2005, the company does not have this type of instruments.

On January 1, 2005, the Company adopted the requirements of Mexican accounting Bulletin C-2, Financial Instruments, as amended, issued by the Mexican Institute of Public Accountants. Bulletin C-2 requires that changes in the fair value of instruments classified as available for sale be disclosed in stockholders' equity until such time as the instruments are sold.

Those financial instruments with maturities of less than one year, as well as the short-term portion (less than one year) of long-term financial instruments, are to be classified separately in the balance sheet as current assets.

Also under Bulletin C-2, those changes associated with the purchase, sale and maturity of financial instruments classified as available for sale are to be recognized in the statement of changes in financial position as variances derived from investing activities, while changes in the initial and ending balance of instruments held for trading are to be recognized in the statement as variances derived from operating activities.

Also, the Company follows the policy of determining at the balance sheet date whether there is objective evidence of impairment in the value of a financial asset or of a group of financial assets. Should there be objective and lasting evidence of impairment in the value of either its instruments available for sale or held to maturity, the Company is required to determine the amount of the related loss and recognize such loss as part of the comprehensive financing income (cost). At December 31, 2005, the Company has recorded no such impairment loss.

For the year ended December 31, 2005, there were no transfers between financial asset categories.

The adoption of this Bulletin C-2 did not have a material effect on the Company's financial position or on its results of operations.

F) ACCOUNTS RECEIVABLE

The Company periodically and systematically reviews the aging and collection of its accounts receivable. As a result of this procedure, the Company set up an allowance for doubtful accounts of Ps 36,301 and Ps 34,914 as of December 31, 2004 and 2005, respectively.

The recoverable value added tax is related to purchases of certain raw materials, property, plant and equipment, expenses and services charged by suppliers, which is subject to reimbursement.

G) CONCENTRATION OF RISK

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

H) SENIORITY PREMIUMS AND TERMINATION BENEFITS

Under Mexican labor law, employees are entitled to a compensation payment ("seniority premium") upon death, dismissal or at retirement after 15 or more years of service. The Company accounts for this obligation in accordance with Bulletin D-3 Labor Obligations issued by the Mexican Institute; consequently, seniority premium costs are recognized periodically based on independent actuarial computations using the projected unit-credit method and hypotheses net of inflation.

Also, in accordance with Mexican labor law, the Company is contingently liable for severance payments to employees who are unjustifiably dismissed.

Bachoco has established a defined benefit pension plan which has been accounted for in accordance with the requirements of Bulletin D-3. This Bulletin defines, among other things, the accounting treatment of pensions and seniority premiums.

Bachoco implemented a defined contribution retirement pension plan that covers all non-unionized employees. Participating employees are required to contribute with a minimum of 1% of their salary. Such percentage may be increased based on years of service up to a maximum of 5%.

The revised Mexican accounting Bulletin D-3, Labor Obligations, issued by the Mexican Institute of Public Accountants, establishes the overall rules for the valuation, presentation and disclosure of so-called "other post-retirement benefits" and the reduction and early extinguishment of such benefits. Bulletin D-3 also modified rules applicable to employee termination pay. The adoption of Bulletin D-3 represented a charge to the 2005 results of operations of Ps. 16,342 (Ps. 11,603, net of taxes).

I)  INCOME TAXES AND EMPLOYEE PROFIT SHARING

The Company recognizes deferred taxes on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date of the latest financial statements issued, as required by Mexican accounting Bulletin D-4, "Accounting for Income Tax, Asset Tax and Employee Profit Sharing", issued by the Mexican Institute.

The annual change in the deferred tax liability is presented in the statement of income, except for the portion that corresponds to the holding of non-monetary assets, which is to be presented under stockholders' equity and has been included in the deficit from holding non-monetary assets and derivative financial instruments.

Current year income tax is charged to results of operations and represents a liability due and payable in less than one year.

The Company evaluates periodically the possibility of recovering deferred tax assets and if necessary, establishes a reserve.

Asset tax is offset against deferred income tax, making the appropriate evaluation of recovery.

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

J)  REVENUE RECOGNITION

Revenue is recognized, when all of the following criteria are met:

-    Persuasive evidence of an arrangement exists
-    Delivery has occurred
-    The seller's price to the buyer is fixed or determinable
-    Collectibility is reasonably assured

K)  NET INCOME PER UNIT

Net majority income per unit has been computed based on majority net income and on the weighted average number of units outstanding.

L)  COMPREHENSIVE INCOME

Comprehensive income consists of the net income or loss for the year, plus the result from holding non-monetary assets, the effect of deferred taxes applied directly to stockholders' equity, the effective portion of the unrealized gain on valuation of cash flow hedges, the minimum liability adjustment for seniority premiums and the effect of minority interest, as required by Mexican accounting Bulletin B-4, Comprehensive Income.

M)  DERIVATIVE FINANCIAL INSTRUMENTS

In order to reduce its financial risks, the Company uses derivative financial instruments, which at December 31, 2004, are valued using the same method as the one used to value the assets and liabilities being hedged.

As of January 1, 2005, Mexican accounting Bulletin C-10, Accounting for Derivative Instruments and Hedging Activities, issued by the Mexican Institute of Public Accountants in April 2004; consequently, the Company has modified its policy for valuing and recognizing derivatives. In the Company's balance sheet at December 31, 2004 and 2005, all derivatives are presented at their fair value, which initially consists of the acquisition cost (both for assets and liabilities). Changes in the fair value of derivatives that do not qualify as hedges are recognized in results of operations.

Derivatives designated as and that qualify as hedges are classified as either fair value or cash flow, depending on the particular risk being mitigated.

In order for a financial derivative instrument to be considered a hedge, it must be formally documented from the time it is contracted, evaluated from the beginning and in its subsequent stages, and the effectiveness of the hedge must be evaluated before the hedge is put to use and must be subsequently reliably measured.

The formal documentation of the financial derivative instrument must include information relating to the contract such as, the strategy and objective of the risk management, justification of the transaction, the specific risk to be covered, the primary position, the type of instrument (derivative or non-derivative), the form of evaluating the effectiveness from the beginning (prospective) and thereinafter (retrospective), as well as the treatment which will be given to the gain or loss in measuring the effectiveness.

Combining options may be designated as a hedge from the time of inception, provided the premiums (on a net basis) are actually settled or, if applicable, the combination of premiums within the hedging strategy is equal to zero.

For fair value hedges, the gain or loss resulting from the valuation of the instrument to its fair value is recognized immediately in earnings of the period of change together with the offsetting loss or gain resulting form valuing and adjusting to book value the hedged item attributable to the risk being hedged.

For cash flow hedges, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income in stockholders' equity while the ineffective portion of the gain or loss is reported in earnings immediately. The stockholders' equity component included in the comprehensive income item associated with the hedged transaction shall be adjusted to a balance that reflects the lesser of the following (in absolute amounts): (i) the cumulative gain or loss on the hedge instrument and (ii) the cumulative change in the fair value of expected future cash flows from the hedged transaction from the inception of the hedge. The hedge effectiveness of options is determined by excluding the option's time value and recording such portion in results of operations. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gains and losses that were previously recognized in stockholders' equity as comprehensive income shall be reclassified into earnings in the same period or periods during which the asset acquired or liability incurred affects earnings.

Amounts for cash flow hedges recognized in stockholders' equity as comprehensive income shall be reclassified into earnings in the same period or periods during which the hedged forecasted transaction or firm commitment affects earnings.

The Company determines and records the fair value of its options in its financial statements based on the values provided by its counterparty.

The effectiveness of the Company's hedges is determined at the time the derivatives are designated as hedges and is assessed on a regular basis. Hedges considered as highly effective are those in which the fair value or cash flows of the hedged item are offset on a period-by-period or cumulative basis by changes in the fair value or cash flows of the derivative itself by a range of 80% and 125%.

The adoption of Bulletin C-10 gave rise to a decrease of Ps. 85,559, net of taxes, in comprehensive income for the year ended December 31, 2005.

N)  CAPITALIZED SOFTWARE

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

O)  GOODWILL

Goodwill represents the excess purchase price over the fair value of the net assets acquired at the date of purchase.

Effective January 1, 2005, the Company adopted the requirements of Mexican accounting Bulletin B-7, Business Acquisitions, issued by the Mexican Institute of Public Accountants. As a result, the Company values all of its business acquisitions using the purchase method and no longer amortizes its goodwill. Through December 31, 2004, goodwill was being amortized using the straight-line method over a period of twenty years.

The adoption of this accounting pronouncement gave rise to an increase in the Company's net income at December 31, 2005 of Ps. 18,106 derived from the proscription of amortization of goodwill.

Goodwill is recorded initially at acquisition cost and then restated based on the NCPI. Goodwill is evaluated for impairment at the end of each year.

P)  FOREIGN EXCHANGE DIFFERENCES

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

See Note 12 for the Company's foreign currency position at the end of each year and the exchange rates used to translate foreign currency denominated balances.

Q)  AGRICULTURE

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

Poultry being fattened (less than 6.5 weeks old), incubatable eggs for fattening, pigs and laying hens, are valued at production cost since it is not possible to determine their fair value in a reliable, verifiable and objective manner.

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

R)  INTANGIBLE ASSETS

Intangible assets are amortized on restated values using the straight-line method based on the estimated useful lives of the related assets. Intangible assets with indefinite useful lives are not amortized.

The value of intangible assets with indefined useful lives is reviewed whenever there are indications of impairment in their value. The related loss is determined based on the recovery value of the related asset, which is defined as the difference between the asset's net selling price and its value in use. An impairment loss is recognized if the net carrying amount of the asset exceeds the recovery value.

Intangibles with definite useful lives that are not yet available for use and intangibles that are in use but whose amortization period exceeds 20 years from the date they were available for use are tested for impairment at the end of each year.

S)  LIABILITIES, PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND COMMITMENTS

Liability provisions are recognized whenever: (i) the Company has current obligations (legal or assumed) derived from past events, (ii) the liability will most likely give rise to a future cash disbursement for its settlement and (iii) the liability can be reasonably estimated.

If the effect of the time value of money is material, provision amounts are determined as the present value of the expected disbursements to settle the obligation. The discount rate is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

Contingent liabilities are recognized only when they will most likely give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they will generate a loss.

T)  SEGMENTS

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

The financial information by activity is disclosed in Note 15. The financial information related to clients is not disclosed, as such information is not available.

U)  ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

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

V)  CONVENIENCE TRANSLATION

United States dollar amounts as of December 31, 2005, shown in the accompanying consolidated financial statements, have been included solely for the convenience of the reader and are translated from Mexican pesos to US dollars as a matter of arithmetic computation only, at an exchange rate of Ps 10.628 to one U.S. dollar, which was the exchange rate at December 31, 2005. Such translation should not be construed as a representation that the Mexican peso amounts could have been or could be converted into U.S. dollars at this or any other rate.

W)  RECLASSIFICATIONS

Some amounts shown in the 2003 and 2004 financial statements have been reclassified for uniformity of presentation with 2005.

X)  EFFECTS OF ADOPTING NEW ACCOUNTING PRONOUNCEMENTS

Had Mexican accounting Bulletins B-7 and C-10 been in force as of January 1, 2003, the effect on the statements of income would have been as follows:

                                                                  2003               2004               2005
                                                            ----------------   ----------------   ----------------
Net revenues                                                Ps    11,686,207   Ps    13,742,640   Ps    14,466,020
Cost of sales                                                     (9,506,646)       (11,145,172)       (10,405,775)
                                                            ----------------   ----------------   ----------------
Gross profit                                                       2,179,561          2,597,468          4,060,245
Selling, general and administrative expenses                      (1,683,969)        (1,693,128)        (1,857,593)
                                                            ----------------   ----------------   ----------------
Operating income proforma                                            495,592            904,340          2,202,652

Comprehensive financing income (cost)
Interest income                                             Ps       161,416   Ps        90,527   Ps       293,164
Interest expense                                                     (26,889)          (125,557)          (194,048)
Foreign exchange gain,                                                74,995             46,553            (57,666)
Loss on net monetary position                                        (80,406)          (100,106)          (109,966)
Other income (expense), net                                           24,299             31,894            (20,843)
                                                            ----------------   ----------------   ----------------
Income before income tax and asset tax, employee                     649,007            847,651          2,113,293
   profit  sharing and cumulative effect of change in
   accounting principle
Income tax and asset tax                                            (117,067)          (109,980)          (343,900)
Cumulative effect of change in accounting
   principle, net of taxes                                            73,463                  -                  -
                                                            ----------------   ----------------   ----------------
Net income proforma                                         Ps       605,403   Ps       737,671   Ps     1,769,393
                                                            ================   ================   ================
Weighted average units outstanding (in thousands)                    299,369            299,630            299,349
                                                            ----------------   ----------------   ----------------
Net majority income per unit                                Ps          2.02   Ps          2.46   Ps          5.91
                                                            ================   ================   ================


3.  INVESTMENTS IN FINANCIAL INSTRUMENTS

The Company has entered into contracts with Banamex Citigroup, Merrill Lynch and JP Morgan to secure future U.S. dollar exchange rates to be used in the Company's projected cash expenditures for the period from January through December 2006. Such contracts represent a long position of USD 180 million (equal to 33% of Bachoco's estimated purchases for the year) at USD 11.10 per peso. The contract establishes that Bachoco shall not have to pay the counterparties a premium on the acquisition of these options since the transactions were carried out under zero-cost options, whereby Bachoco buys and sells options and premiums payable and receivable (respectively) are the same.

A summary of instruments that qualify as cash flow hedges as of December 31, 2004 and 2005 is as follows:

            2004
    DERIVATIVES FINANCIAL                                             COMPREHENSIVE    TIME VALUE/
         INSTRUMENTS              TYPE      POSITION    FAIR VALUE        INCOME       NET PROFIT
------------------------------   -------   ----------   ----------    -------------    -----------
Exchange rate options            Put       Short        $   (9,029)              --    $    (9,029)
Exchange rate options            Put       Long             28,353               --         28,353
Exchange rate options            Call      Short           (25,679)              --        (25,679)
Exchange rate options            Call      Long             24,433               --         24,433
Corn futures                               Short            (1,334)              --         (1,334)
Corn bean and soy futures                  Long              1,677               --          1,677
Corn bean and soy futures        Put       Short            (1,341)              --         (1,341)
Corn options                     Call      Long                209               --            209
Peso futures                               Long              1,655               --          1,655
Peso futures                               Short            (1,152)              --         (1,152)
Peso options                     Put       Short              (467)              --           (467)
Peso options                     Put       Long                847               --            847
Peso options                     Call      Short            (3,463)              --         (3,463)
                                                        ----------    -------------    -----------
                                                        $   14,709               --    $    14,709
                                                        ==========    =============    ===========

The Ps 14,709 gain is included in 2004 income statement as comprehensive financing income.

            2005
    DERIVATIVES FINANCIAL                                             COMPREHENSIVE    TIME VALUE/
         INSTRUMENTS              TYPE      POSITION    FAIR VALUE       INCOME        NET PROFIT
------------------------------   -------   ----------   ----------    -------------    -----------
Exchange rate options            Call      Short        Ps  29,404    Ps     29,404    Ps        -
Exchange rate options            Call      Long            (47,669)         (47,669)             -
Exchange rate options            Put       Short           (98,606)         (98,606)             -
Exchange rate options            Put       Long             19,127           19,127              -
Bean and soy futures                       Short            (1,881)          (1,881)             -
Bean and soy futures                       Long                263              263              -
Corn futures                               Short                37               37              -
Corn futures                               Long               (299)            (299)             -
Bean and soy options             Call      Short               331              331              -
Bean and soy options             Call      Long                 40               40              -
Bean and soy options             Put       Short               (39)             (39)             -
Bean and soy options             Put       Long               (192)            (192)             -
Corn options                     Call      Short               (64)             (64)             -
Corn options                     Call      Long                237              237              -
Corn options                     Put       Short              (361)            (361)             -
Corn options                     Put       Long                 (3)              (3)             -
Peso future                                Short              (126)            (126)             -
Peso options                     Call      Short            (2,055)          (2,055)             -
Peso options                     Put       Short                (2)              (2)             -
Peso options                     Put       Long                  2                2              -
                                                        ----------    -------------    -----------
                                                        Ps(101,856)        (101,856)             -
Deferred tax effect                                                          16,297
                                                                      -------------    -----------
Total net of taxes recorded in conancing cost                         Ps    (85,559)   Ps        -
                                                                      =============    ===========

As a part of its hedging strategy, the Company uses derivatives to offset the risk associated with exchange rate fluctuations on its U.S. dollar denominated transactions. The Company has entered into short-term hedges through "put" and "call" options to cover its assets in the amount of $ 33,500 thousand in 2004 and $ 532,281 thousand in 2005, and its liabilities in the amount of $ 84,646 thousand and $ 708,733 thousand in 2004 and 2005, respectively. These contracts represented a net (credit) debit of Ps.(41,696), Ps. 110,507 and Ps. 143,905 to results of operations of 2003, 2004 and 2005, respectively, under the Comprehensive cost of financing.

4.  INVENTORIES AND BIOLOGICAL ASSETS

a) Inventories consist of the following:

                                                    2004           2005
                                                ------------   ------------
  Raw materials and byproducts                  Ps   650,050   Ps   648,620
  Medicine, materials and spare parts                296,497        288,199
  Finished feed                                       31,731         33,031
                                                ------------   ------------
                                                     978,278        969,850
                                                ------------   ------------
Agricultural products:
  Live chicken                                       399,952        476,333
  Processed chicken                                  106,169        173,714
  Commercial egg                                      17,934         18,391
                                                ------------   ------------
                                                     524,055        668,438
                                                ------------   ------------
Total                                           Ps 1,502,333   Ps 1,638,288
                                                ============   ============

b) Biological assets at December 31, 2004 and 2005 consist of the following:

                                                    2004           2005
                                                ------------   ------------
Current biological assets:
   Breeder chicken                              Ps   105,068   Ps    96,400
   Breeder pigs                                       16,376         17,329
   Incubatable eggs for fattening                     55,708         52,464
                                                ------------   ------------
Total current biological assets                      177,152        166,193
                                                ------------   ------------

Non-current biological assets:
   Laying and breeder hens                            51,978         48,558
   Incubatable eggs for laying hens                    1,664          6,924
   Pigs                                               27,495         29,838
   Laying hens                                       449,388        474,685
   Allowance for productivity declines              (189,702)      (205,673)
                                                ------------   ------------
Total non-current biological assets                  340,823        354,332
                                                ------------   ------------
Total inventories and biological assets         Ps 2,020,308   Ps 2,158,813
                                                ============   ============

c) The cumulative effect of the adoption of Mexican accounting Bulletin E-1 at January 1, 2003 resulted in an increase of biological assets for Ps 73,463 net of taxes, which is presented in the consolidated statement of income as a cumulative effect of accounting change.

The change in the historical value of biological assets and agricultural products to be presented at their fair value was Ps. 64,050 in 2003 (increase), Ps. 21,859 in 2004 (decrease) and Ps. 26,001 in 2005 (increase). In 2004 and 2005, the effects were included as part of the caption Net revenue. The initial effect of adopting this bulletin in 2003 is presented separately in the statement of income for that year.



5.  PROPERTY, PLANT AND EQUIPMENT

a) Property, plant and equipment consists of the following as of December 31:

                                         USEFUL
                                         LIVES
                                        (YEARS)           2004           2005
                                      ------------    ------------    ----------
Land                                             -    Ps   728,190    Ps   742,650
Buildings, farm structures and
 equipment                                    7-27      11,333,735      11,922,710
Office, furniture and equipment                  3         226,752         235,049
Transportation equipment                         6       1,102,336       1,137,819
                                                      ------------    ------------
                                                        13,391,013      14,038,228
Accumulated depreciation                                (5,086,182)     (5,457,078)
                                                      ------------    ------------
Net                                                      8,304,831       8,581,150
Construction in progress                                   197,340         233,817
                                                      ------------    ------------
Total                                                 Ps 8,502,171    Ps 8,814,967
                                                      ============    ============

b) Depreciation expense for the years ended December 31, 2003, 2004 and 2005, was Ps 397,025, Ps 434,282 and Ps 461,095, respectively.

6.  GOODWILL

In 1999, goodwill was derived from the purchase of the shares of Grupo Campi, S.A. de C.V. in the amount of Ps. 340,053. At December 31, 2004 and 2005, accumulated amortization aggregates Ps. 61,398. As mentioned in Note 2 o), in 2005, goodwill was not amortized derived from the adoption of Bulletin B-7, Business Acquisitions.

Amortization expense charged to results of operations for the years ended December 31, 2003 and 2004 was Ps. 18,192 and Ps. 18,106, respectively.

7.  NOTES PAYABLE TO BANKS AND LONG-TERM DEBT

a) Notes payable to banks and long-term debt, as of December 31, consists of the following:

                                                    2004           2005
                                                ------------   ------------
Unsecured notes payable to banks:
Denominated in Mexican pesos, interest
  rate  2003 and 2004: CETES FIRA rate
  less 3.5 points                               Ps    36,528   Ps    36,850
Denominated in Mexican pesos, interest
  rate: TIIE FIRA rate less .75 points                41,333         35,000
                                                ------------   ------------
Total notes payable to bank                     Ps    77,861   Ps    71,850
                                                ============   ============

The weighted average interest rate on short-term notes payable at December 31, 2004 and 2005 was 7.10% and 6.87%, respectively. Average interest rates on short-term debt for the years ended December 31, 2004 and 2005 were 4.93% and 7.74%, respectively.

                                                    2004           2005
                                                ------------   ------------
Long-term debt to banks:
Secured by equipment:
    Denominated in Mexican pesos,
    repayable in monthly instalments:
    Through 2010, at CETES rate plus 2 points   Ps    56,833   Ps    47,800
    Maturing in 2005, at interbank
    equilibrium (TIIE) rate plus 4 points
     or CETES rate plus 2Points                        4,254              -
    Maturing in 2007, fix rate of 10.45%              34,451         20,847

Unsecured:
     Maturing in 2005
     LIBOR rate plus 20%                                 415              -
     Denominated in Mexican pesos, at TIIE
     FIRA rate less 3.30 points, with
      minimum rate of 2.70%                            4,112          4,104
                                                ------------   ------------
Total                                                100,065         72,751
Less current portion                                 (25,113)       (20,837)
                                                ------------   ------------
Total long-term debt                            Ps    74,952   Ps    51,914
                                                ============   ============

Weighted average interest rates on long-term debt at December 31, 2004 and 2005 were approximately 10.31% and 9.89%, respectively. The weighted average interest rate on the Company's total debt at December 31, 2004 and 2005 was 9.35% and 11.35%, respectively.

The weighted average interest rate of the Company's debt at December 31, 2004 and 2005 was 8.90% y 8.38%, respectively.

b) At December 31, 2004 and 2005, unused lines of credit totaled Ps 975,681 and Ps 973,351, respectively. In 2003, 2004 and 2005, the Company did not pay any fee for unused lines of credit.

c) The book value of assets collateralizing long-term debt was Ps 251,132 at December 31, 2004 and Ps 235,230 at December 31, 2005.

d) Maturities of long-term debt as of December 31, 2005 are as follows:

                          YEAR                AMOUNT
                        --------           ------------
                          2007             Ps    17,705
                          2008                   10,065
                          2009                   11,855
                          2010                   12,289
                                           ------------
                                           Ps    51,914
                                           ============

8.  RELATED PARTIES

a) A summary of related party accounts payable as of December 31, is as follows:

                                                  RELATION         2004           2005
                                                ------------   ------------   ------------
Llantas y Accesorios, S.A. de C.V.               Affiliate     Ps        26   Ps        54
Maquinaria Agricola, S.A. de C.V.                Affiliate              117            118
Vimifos, S.A. de C.V.                            Affiliate            6,117          5,936
Autos y Accesorios, S.A. de C.V.                 Affiliate               53             49
                                                               ------------   ------------
                                                               Ps     6,313   Ps     6,157
                                                               ============   ============

All of these companies are considered as related parties, as the Company's main shareholders are also directly or indirectly, shareholders of these companies.

b) For the years ended December 31, 2003, 2004 and 2005, the Company had the following transactions with related parties:

                                                    2003           2004           2005
                                                ------------   ------------   ------------
Airplane leasing expenses                       Ps     4,935   Ps     2,822   Ps     4,341
Purchases of vehicles, tires and spare parts          51,447         39,046         54,244
Purchases of feed, raw materials and
  packing supplies                                   166,477        202,524        179,738
Administrative services                              362,548              -              -

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

9.  OTHER TAXES PAYABLE AND OTHER ACCRUALS

An analysis of other taxes payable and other accruals presented in the financial statements is as follows:

                                                    2004           2005
                                                ------------   ------------
Expenses payable                                Ps   105,398   Ps   130,239
Interest payable                                       1,432          1,349
Tax payable                                            5,413          3,777
Salaries payable                                      17,088          2,993
Withholding taxes                                     18,689         17,684
Social security fees                                  21,696         27,837
Employee profit sharing                                3,766          3,773
Trade advances                                        17,090         60,225
Other accounts payable                                20,808         31,960
                                                ------------   ------------
Total                                           Ps   211,380   Ps   279,837
                                                ============   ============

10.  LABOR OBLIGATIONS

The analysis of the net period cost, the funded status and the assumptions considered in the pension plan, the seniority premium obligation and retirement pension plan at December 31, 2003, 2004 and 2005 is as follows:

                                                  PENSION PLAN                         SENIORITY PREMIUM             DISMISSAL
                                      ------------------------------------    ------------------------------------   ----------
                                         2003         2004         2005          2003         2004         2005         2005
                                      ----------   ----------   ----------    ----------   ----------   ----------   ----------
Net period cost:
Labor cost                            Ps   3,704   Ps   9,098   Ps  10,002    Ps   2,591   Ps   3,030   Ps   3,053   Ps   8,469
Return on plan assets                     (1,321)      (5,339)      (6,826)           --           --           --           --
Amortization of past service
 costs                                       462        2,386        2,499         2,190        2,859        3,185        4,245
Interest cost                              1,460        6,609        7,323         1,544        1,797        1,936        1,738
                                      ----------   ----------   ----------    ----------   ----------   ----------   ----------

Net period cost                       Ps   4,305   Ps  12,754   Ps  12,998    Ps   6,325   Ps   7,686   Ps   8,174   Ps  14,452
                                      ==========   ==========   ==========    ==========   ==========   ==========   ==========
Loss from early
extinguishment of obligations         Ps       -   Ps       -   Ps       -    Ps       -   Ps       -   Ps       -   Ps   1,890
                                      ==========   ==========   ==========    ==========   ==========   ==========   ==========

                                                        PENSION PLAN                 SENIORITY PREMIUM           DISMISSAL
                                                ----------------------------    ----------------------------    ------------
                                                    2004            2005            2004            2005            2005
                                                ------------    ------------    ------------    ------------    ------------
LABOR OBLIGATIONS:
Accumulated benefit obligation                  Ps   120,856    Ps   131,499    Ps    29,401    Ps    32,011    Ps    36,014
                                                ------------    ------------    ------------    ------------    ------------
Current benefit obligation                            76,133          81,559          25,100          27,321          34,405

Projected benefit obligation                         135,221         141,120          37,446          43,113          39,523
Plan assets                                          (99,287)       (121,097)                              -               -
Unrecognized prior service cost                      (25,007)        (23,141)         (7,618)         (7,018)        (30,100)
Actuarial gains                                       21,108          34,088          (8,568)        (13,454)             50
Unrecognized changes or improvements                 (19,215)        (18,022)         (4,645)         (2,329)            -
                                                ------------    ------------    ------------    ------------    ------------
Net projected benefit obligation                      12,820          12,948          16,615          20,312           9,473
                                                ------------    ------------    ------------    ------------    ------------
Unfunded accumulated benefit obligation         Ps    23,519    Ps    12,509    Ps    29,401    Ps    32,011    Ps    36,014
                                                ------------    ------------    ------------    ------------    ------------
Current net liability over net projected
 liability in some subsidiaries                        3,265           3,753               -               -               -
                                                ------------    ------------    ------------    ------------    ------------
Additional liability                                  13,962           3,314          12,786          11,699          26,541
                                                ------------    ------------    ------------    ------------    ------------
Intangible assets                                    (13,962)         (3,314)        (11,740)         (9,123)         26,027
                                                ------------    ------------    ------------    ------------    ------------
Minimum labor obligation liability adjustment   Ps         -    Ps         -    Ps     1,046    Ps     2,576    Ps       514
                                                ============    ============    ============    ============    ============

                                                        PENSION PLAN                 SENIORITY PREMIUM           DISMISSAL
                                                ----------------------------    ----------------------------    ------------
                                                    2004            2005            2004            2005            2005
                                                ------------    ------------    ------------    ------------    ------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year         Ps    27,108    Ps   135,221    Ps    33,226    Ps    37,446    Ps    36,136
Incorporation of the subsidiary Secba                100,353               -           3,243               -
                                                ------------    ------------    ------------    ------------    ------------
                                                     127,461         135,221          36,469          37,446          36,136
Service cost                                           9,099          10,002           3,030           3,053           8,469
Interest cost                                          6,609           7,323           1,797           1,936           1,738
Actuarial differences                                 (5,758)         (9,956)          1,705           5,154              50
Benefits paid                                         (2,190)         (1,470)         (5,555)         (4,476)         (6,870)
                                                ------------    ------------    ------------    ------------    ------------
Projected benefit obligation at end of year     Ps   135,221     Ps  141,120    Ps    37,446    Ps    43,113    Ps    39,523
                                                ============    ============    ============    ============    ============

                                                       PENSION PLAN
                                                ---------------------------
                                                    2004           2005
                                                ------------   ------------
CHANGES IN PLAN ASSETS:
Fair value of plan assets at
 beginning of the year                          Ps    23,133   Ps    99,287
Plan assets at beginning of year                      57,287              -
                                                ------------   ------------
Incorporation of the subsidiary Secba                 80,420         99,287
Actual return on plan assets                           5,338          6,826
Employer contribution                                 14,501         12,873
Actuarial differences                                  1,218          3,581
Benefit paid                                          (2,190)        (1,470)
                                                ------------   ------------
Fair value of plan assets at end of year        Ps    99,287   Ps   121,097
                                                ============   ============
Funded status                                        (35,934)       (20,023)
Unrecognized net actuarial loss (gain)               (21,108)       (34,088)
Unrecognized prior service cost (benefit)             25,007         23,141
                                                ------------   ------------
Net amount recognized                           Ps   (32,035)  Ps   (30,970)
                                                ============   ============

        The Company used December 31, 2003, 2004 and 2005 measurement date for pension plan, seniority premium and dismissal, that latter applicable only in 2005.

        The prior service cost, the past service costs and actuarial differences assumptions will be amortized over a period ranging from 21 to 25 years (the average remaining working life of employees).

        The asset allocation for the Company's pension plan at the end of 2003, 2004 and 2005 and the target allocation for 2006 by asset category are as follows:

                                                                      TARGET
                                   PERCENTAGE OF PLAN AT YEAR END   ALLOCATION
                                   ------------------------------   ----------
                                    2003       2004       2005        2006
                                   --------   --------   --------   ----------
Fixed-income securities                  76%        79%        75%          80%
Fixed-variable income securities         24%        21%        25%          20%

Target asset allocations reflect its investment strategy of maximizing the rate of return on plan assets and the resulting funded status, within an appropriate level of risk.

The rates considered in the actuarial study were in 2003, 2004 and 2005 are as follows:

                                   2003        2004        2005
                                 --------    --------    --------
Labor obligations discount           5.25%       5.50%       5.25%
Future salary increases              1.50%       1.50%       1.00%
Return on assets                     6.00%       6.50%       6.25%

The information about the expected cash flow for the pension benefit plant and seniority premium is as follows:

                                              PENSION       SENIORITY
                                                PLAN         PREMIUM
                                            ------------   ------------
Expected benefit payment:
        2006                                Ps     4,744   Ps     5,128
        2007                                       5,655          5,447
        2008                                       6,354          5,595
        2009                                       7,263          5,648
        2010                                       8,154          5,682
        2011-2015                                 54,862         28,736
                                            ------------   ------------
        Total                               Ps    87,032   Ps    56,236
                                            ============   ============

The above table reflects the total benefits expected to be paid from the plan.

11.  CONTINGENCIES AND COMMITMENTS

a) Bachoco has entered into operating leases for certain offices, production sites, automotive and computer equipment. Most leases contain renewal options. Rental expense was as follows:

                         YEAR ENDED
                        DECEMBER 31,          AMOUNT
                        ------------       ------------
                            2003           Ps    24,973
                            2004                 29,516
                            2005           Ps    30,714

b) Future minimum annual rental payments under existing operating leases with initial terms in excess of one year as of December 31, 2005, are as follow:

                         YEAR ENDED
                        DECEMBER 31,          AMOUNT
                        ------------       ------------
                            2006           Ps    22,778
                            2007                 17,980
                            2008                 15,681
                            2009                 13,574
                            2010                 10,723
                          2011 and
                         thereafter               2,993
                                           ------------
                           Total           Ps    83,729
                                           ------------

12.  FOREIGN CURRENCY POSITION

a) A summary of the Company's assets and liabilities denominated in U.S. dollars (the only foreign currency) as of December 31:


                                                 (THOUSANDS U.S. DOLLARS)
                                                ---------------------------
                                                    2004           2005
                                                ------------   ------------
ASSETS:
  Cash and cash equivalents                     $     75,643   $     26,251
  Advances to suppliers (included in
   inventories and property, plant and
   equipment)                                         16,184         21,424
                                                ------------   ------------
                                                      91,827         47,675
LIABILITIES:
  Accounts payable                                    (7,875)        (6,415)
                                                      (7,875)        (6,415)
                                                ------------   ------------
NET LONG POSITION                               $     83,952   $     41,260
                                                ============   ============

b) As of December 31, 2004 and 2005, the exchange rate was Ps 11.175 and Ps
10.71 per dollar, respectively.

c) Assets from foreign origin included in the consolidated balance sheets as of December 31, 2004 and 2005, were:

                                                 (THOUSANDS U.S. DOLLARS)
                                                ---------------------------
                                                    2004           2005
                                                ------------   ------------
Inventories                                     $     16,064   $     16,969
Property, plant and equipment                        128,685        140,109

d) Imported raw materials, in thousands of U.S. dollars, were $ 84,633 in 2003, $ 115,245 in 2004 and $ 186,685 in 2005. Interest expense, in thousands of U.S. dollars from debt denominated in U.S. dollars was $ 93 in 2003, $ 235 in 2004 and $ 5 in 2005.

13.  STOCKHOLDERS' EQUITY

a) In April 1997, Bachoco had a stock split and created so-called "BL" units, which consist of one series "B" share and one series "L" share, and so-called "BB" units, which consist of two series "B" shares. Series "L" shares have limited voting rights.

b) In 2003, 2004 and 2005, the Company declared and paid cash dividends at nominal values of Ps 297,738, Ps 238,935 and Ps 239,098, respectively (Ps 331,572, Ps 255,307 and Ps 244,264, in constant Mexican pesos) or Ps 0.99, Ps
0.80 and Ps 0.80, respectively, per unit in nominal pesos.

c) The Mexican Corporation Act requires that at least 5% of each year's net income be appropriated to increase the legal reserve until such reserve is equal to 20% of capital stock issued and outstanding. The balance of the legal reserve at December 31, 2004 and 2005, included in retained earnings, was Ps 190,558.

d) The Company approved a stock repurchase plan in 1998, in conformity with the Mexican Securities Trading Act, providing a stock repurchase reserve for that purpose of Ps 180,000 (Ps 281,445 expressed in constant Mexican pesos) through the appropriation of retained earnings in 1998. During 2003, 2004 and 2005, the Company repurchased 300 thousand, 1,110 thousand and 460 thousand units for Ps 5,959, Ps 24,930 and Ps 10,849, respectively. In 2003, 2004 and 2005, the
Company sold 2,834 thousand, 710 thousand and 400 thousand of units, respectively, previously repurchased; the sales value of latter was for Ps 54,772 Ps 13,319 and Ps 2,942, respectively.

e) The Company is required to pay taxes on dividends distributed to stockholders only to the extent the payment made exceeds the balance of the net tax profit account (CUFIN), which is used to control earnings on which income tax has already been paid.

Income tax paid on dividends refers to a tax payable by corporate entities and not by individuals.

The Company obtains the majority of its revenues and net profit from BSACV. For the years 2003 through 2005, pretax income of BSACV, represented between 90% and 92% of Bachoco's consolidated pretax income.

Dividends on which BSACV has paid income tax will be credited to the Company's "CUFIN" account and, accordingly, no further income tax will be paid when such amounts are distributed as dividends to the Company's stockholders.

f) From 1999 through December 31, 2001, under Mexican income tax law, corporate taxpayers were extended the option of deferring payment of a portion of their annual corporate income tax, so that the tax payable will represent 30% of taxable income. The earnings on which taxpayers opted to defer payment of a portion of corporate income tax had to be controlled in the so-called "net reinvested tax profit account" (CUFINRE).

Since the Company opted for this tax deferral, earnings will be considered to be distributed first from the CUFINRE and any excess will be paid from the "net tax profit account" balance ("CUFIN") so as to pay the 5% deferred tax. The option to defer a portion of the annual corporate income tax was eliminated effective January 1, 2002.

14.  INCOME TAX, ASSET TAX AND EMPLOYEE PROFIT SHARING

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

Taxpayers that were under the simplified regime in force through 2001, must determine the total amount of earnings or losses of prior years on which taxes need to be paid or the available tax carry forward at the date on which the new law was enacted. Consequently, at January 1, 2002, the Company reported a tax loss to be carried forward of Ps. 3,355,387. At December 31, 2005, this loss has been utilized in full.

The corporate tax rates for 2003, were 34%. However, Companies engaged exclusively in agriculture, cattle-raising, fishing, forestry and certain other activities, have a 50% reduction in the tax payable through December 31, 2004.

In December 2004, a decrease in the 33% corporate income tax rate for 2004 was approved so that the rate is 30% in 2005 and will be 29% in 2006 and 28% in 2007 and succeeding years. The effect of the decrease in tax rates represented a credit to results of operations of Ps. 10,428 in 2004 and Ps. 26,030 in 2005. Effective January 1, 2005, the tax rate for taxpayers that pay under the simplified regime will be the result from applying the reduction of 46.67% in 2005, 44.83% in 2006 and 42.86% in 2007 to the new statutory rates for each year (30%, 29% and 28%, respectively) giving rise to a 16% fixed rate after the reduction.

In addition to the decrease in income tax rate, the tax reforms passed in December 2004 include the elimination, as of 2005, of the taxable deduction of purchases so as to permit only the deduction of cost of sales. Such change is not applicable to BSACV, since the Company pays income tax under the simplified regime.

b) In addition to income tax, the Company and its subsidiaries are also subject to an alternative minimum tax known as the asset tax, which is assessed on the average value of most assets, net of certain liabilities. The general asset tax rate is 1.8%. Asset Tax Law permits companies that have the right to reduce their income tax to reduce the asset tax in the same proportion; therefore, BSACV is subject to a 0.9% rate and to special rules excluding many assets from the determination of asset tax and a tax incentive derived from the investment in assets. The asset tax in 2003, 2004 and 2005 amounted to Ps 13,948, Ps 13,172 and Ps 19,838, respectively. In each of the three years the Company credited against these amounts the income tax paid in such years of Ps 12,237, Ps 11,045 and Ps 16,894, respectively.

The Company and its subsidiaries are required to pay asset tax if the amount of asset tax exceeds the computed income tax liability. Asset tax paid can be credited against income tax in subsequent years (up to ten years). At December 31, 2005, the Company had Ps 10,826 in asset tax credits.

c) For the years ended December 31, 2003, 2004 and 2005, income tax charged (credited) to results of operations was as follows:

                                    2003         2004         2005
                                 ----------   ----------   ----------
Current year income tax          Ps  41,705   Ps  21,146   Ps 336,765
Current year asset tax                1,711        2,127        2,944
Deferred income tax                  71,709       83,631          989
                                 ----------   ----------   ----------
Total income tax                 Ps 115,125   Ps 106,904   Ps 340,698
                                 ==========   ==========   ==========

The component of the Company's deferred income tax (assets) and liabilities are as follows:

                                                    2004           2005
                                                ------------   ------------
Assets:
-------
Accounts payable                                Ps    80,786   Ps     1,040
Recoverable asset tax                                 72,691              -
Tax loss carry forward for  simplified
 regimen in force through December 31, 2001           35,952          8,466
                                                ------------   ------------
                                                     189,429          9,506
                                                ------------   ------------
Liabilities:
------------
Inventories                                          285,403        242,482
Accounts receivable                                   73,031          4,700
Fixed assets                                       1,181,229      1,144,863
Additional liability from stockholders' equity       387,029        311,834
                                                ------------   ------------
                                                   1,926,692      1,703,879
                                                ------------   ------------
Total deferred income tax liability, net        Ps 1,737,263   Ps 1,694,373
                                                ============   ============

At December 31, 2004 and 2005, the deferred income tax liability determined after considering earned capital as an extraordinary item exceeds the liability determined using the asset and liability method. Consequently, the Company recorded an additional liability of Ps. 311,834 in 2005 (Ps. 387,029 in 2004) to recognize the higher of the liability determined using the asset and liability method and the liability determined after considering earned capital as an extraordinary item exceeds .

The most significant items that gave rise to a difference between the total amount of current year income tax and the current year deferred tax determined at the statutory rate are as follows:

                                                  2003       2004        2005
                                                --------   --------    --------
                                                    %          %           %
Statutory income tax rate                          17.00      16.50       16.00
Effect of companies outside simplified regime        1.3        3.0         2.3
Effect of non-taxable book items                       -       (5.6)       (2.2)
Benefit derived from change in law effective
  in 2002 and changes in tax rate                      -       (1.2)          -
                                                --------   --------    --------
Effective income tax rate                           18.3       12.7        16.1
                                                ========   ========    ========

The effect of non-taxable book items is comprised basically of the effects of inflation recognized in the financial statements and non-deductible expenses considered permanent items.

d) At December 31, 2004 and 2005, the tax value of the Company's equity, which will not be subject to taxation, is comprised of the following:

                                                    2004           2005
                                                ------------   ------------
Restated contributed capital (CUCA)             Ps 1,738,952   Ps 1,738,952
Net tax profit (CUFIN) and net reinvested
  tax profit (CUFINRE)                               325,745      1,507,274
                                                ------------   ------------
Total                                           Ps 2,064,697   Ps 3,246,226
                                                ============   ============

e) The Company and BSACV have no employees, but each of the subsidiaries of the Company that had employees is required under Mexican law to pay employees, in addition to their compensation and benefits, profit sharing in an aggregate amount equal to 10% of such subsidiary's taxable income subject to certain adjustments.

15.  SEGMENTS

During 2003, 2004 and 2005, there were no intersegment transactions required to be eliminated. The information included in the column "Others" is basically related to swine and feed. The disclosures required are as follows:

                                                As of and for the year ended December 31, 2003
                                                -----------------------------------------------
                                                   Poultry          Others           Total
                                                -------------    -------------    -------------
Net revenues                                    Ps 10,376,174    Ps  1,310,033    Ps 11,686,207
Cost of sales                                       8,320,836        1,185,810        9,506,646
Gross profit                                        2,055,338          124,223        2,179,561
Interest income                                       220,756          (52,506)         168,250
Interest expense and other financing
   costs                                              (22,951)          (3,938)         (26,889)
Loss on net monetary position                         (79,137)          (1,269)         (80,406)
Income tax and asset tax                              (92,802)         (22,323)        (115,125)
Majority net income                                   551,334           30,408          581,742
Property, plant and equipment, net                  8,065,673          417,941        8,483,614
Total assets                                       12,958,219          525,365       13,483,584
Total liabilities                                   2,399,983          148,929        2,548,912
Capital expenditures                                  821,317                -          821,317
Expenses not requiring cash
  disbursement:
  Depreciation                                        380,782           16,243          397,025
  Amortization of goodwill                             18,192                -           18,192

                                                As of and for the year ended December 31, 2004
                                                -----------------------------------------------
                                                   Poultry          Others           Total
                                                -------------    -------------    -------------
Net revenues                                    Ps 12,288,113    Ps  1,454,527    Ps 13,742,640
Cost of sales                                       9,799,664        1,345,508       11,145,172
Gross profit                                        2,488,449          109,019        2,597,468
Interest income                                       124,277          (19,041)         105,236
Interest expense and other financing
  costs                                              (121,745)          (3,812)        (125,557)
Loss on net monetary position                        (100,106)               -         (100,106)
Income tax and asset tax                              (77,829)         (29,075)        (106,904)
Majority net income                                   683,319           42,925          726,244
Property, plant and equipment, net                  8,296,740          205,431        8,502,171
Total assets                                       13,388,101          513,711       13,901,812
Total liabilities                                   2,527,523          136,329        2,663,852
Capital expenditures                                  452,839                -          452,839
Expenses not requiring cash
  disbursement:
    Depreciation                                      424,330            9,952          434,282
    Amortization of goodwill                           12,809            5,297           18,106

                                                As of and for the year ended December 31, 2005
                                                -----------------------------------------------
                                                   Poultry          Others           Total
                                                -------------    -------------    -------------
Net revenues                                    Ps 12,847,857    Ps  1,618,163    Ps 14,466,020
Cost of sales                                       9,022,388        1,383,387       10,405,775
Gross profit                                        3,825,469          234,776        4,060,245
Interest income                                       281,615           11,549          293,164
Interest expense and other financing
  costs                                              (193,702)            (346)        (194,048)
Loss on net monetary position                        (109,966)                         (109,966)
Income tax and asset tax                             (310,799)         (29,899)        (340,698)
Majority net income                                 1,695,118           72,623        1,767,741
Property, plant and equipment, net                  8,614,556          200,411        8,814,967
Total assets                                       14,668,000          643,401       15,311,401
Total liabilities                                   2,629,047          175,432        2,804,479
Capital expenditures                                  773,891                -          773,891
Expenses not requiring cash
  disbursement:
  Depreciation                                        453,293            7,802          461,095

                        As of and for the year ended December 31, 2003
                        -----------------------------------------------
                           Chicken            Egg             Total
                        -------------    -------------    -------------
Net revenues            Ps  9,075,002    Ps  1,301,172    Ps 10,376,174

                        As of and for the year ended December 31, 2004
                        -----------------------------------------------
                           Chicken            Egg             Total
                        -------------    -------------    -------------
Net revenues            Ps 10,793,548    Ps  1,494,565    Ps 12,288,113

                        AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2005
                        -----------------------------------------------
                           CHICKEN            EGG             TOTAL
                        -------------    -------------    -------------
Net revenues            Ps 11,594,315    Ps  1,253,542    Ps 12,847,857

16. SUBSEQUENT EVENTS

On January 1, 2006, the requirements of the Mexican Financial Information Standards Research and Development Board (Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera, A.C. or CINIF) went into effect and replace the standards previously issued by the Mexican Institute of Public Accountants. The adoption of these new rules will give rise to no changes in the Company's financial structure or in the significant disclosures in its financial statements.

17. DIFFERENCES BETWEEN MEXICAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

This consolidated financial statement are prepared in accordance with "Mexican GAAP", which differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP").

The accompanying reconciliations to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Bulletin B-10, as amended, because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost based financial reporting for both Mexican and U.S. accounting principles.

The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect consolidated operating income, net income, stockholders' equity and changes in financial position for each of the three years ended December 31, 2003, 2004 and 2005.

DEFERRED INCOME TAX AND EMPLOYEE PROFIT SHARING

The Company follows the requirements of Mexican accounting Bulletin D-4, "Accounting for Income Tax, Asset Tax and Employee Profit Sharing", issued by the Mexican Institute. Bulletin D-4 requires the recognition of deferred taxes on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the date of the financial statements.

For U.S. GAAP purposes, Bachoco has applied Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes", for all periods presented, which requires that deferred income taxes be determined using the liability method for all temporary differences between financial reporting amounts and the tax basis of assets and liabilities, and that deferred taxes on such differences be measured at the enacted income tax rates for the year in which such taxes are expected to be payable or refundable.

In the Company's case the application of both rules did not generate a reconciling difference in 2003, 2004 and 2005; therefore, there is no difference between Mexican and US GAAP in those years.

In addition, as described in Note 14, under Mexican labor law, the Company is required to pay employee profit sharing. As of December 31, 2003, 2004 and 2005, the Company did not recognize deferred employee profit sharing, due to its immateriality. Employee profit sharing expense has been included in operating expenses for US GAAP presentation purposes.

The deferred tax adjustment included in net income and stockholders' equity reconciliations represent the effect of deferred taxes on other U.S. GAAP adjustments reflected in the respective summaries.

CAPITALIZED FINANCING COST

Under Mexican GAAP, capitalization of comprehensive financing cost on assets under construction or in the pre-operating stage is allowed but not required. Bachoco has elected not capitalize such comprehensive financing cost. Under U.S. GAAP, interest expense incurred during the construction period on qualifying expenditures must be considered an additional cost to be capitalized. Under U.S. GAAP when financing is in Mexican pesos, the monetary gain is included in this computation; when financing is denominated in U.S. dollars, only the interest is capitalized and exchange losses are not included. The amount of interest or net financing cost capitalized for U.S. GAAP purposes was determined by reference to the Companies average cost of outstanding debt and to construction progress during the years presented.

MINORITY INTEREST

In conformity with Mexican GAAP, minority interest is included as a component of stockholders' equity and is presented immediately after the caption total majority stockholders' equity and minority interest in net income is not eliminated from net income. For U.S. GAAP purposes, minority interest is excluded from stockholders' equity and included as a separate caption. At December 31, 2004 and 2005, minority interest aggregates Ps. 42,494 and Ps. 42,944, respectively. While minority interest shown in the statements of income decreases to net income, for the years ended December 31, 2003, 2004 and 2005 of Ps. 4,633, Ps. 3,937 and Ps. 1,652, respectively.

EFFECT OF INFLATION ACCOUNTING ON U.S. GAAP ADJUSTMENTS

To determine the net effect on the consolidated financial statements of recognizing U.S. GAAP adjustments, it is necessary to recognize the effects of applying Mexican GAAP inflation accounting provisions (described in Note 2) to the U.S. GAAP adjustments.

REPORTING COMPREHENSIVE INCOME

The Company has adopted for purposes of the U.S. GAAP reconciliation SFAS No. 130, "Reporting Comprehensive Income" SFAS 130 establishes rules for the reporting and disclosure of comprehensive income and its components. SFAS 130 requires the minimum seniority premium liability adjustment, the deficit from restatement of stockholders' equity, deferred taxes on the difference between indexed cost and replacement cost and the effective portion of changes in the market value of cash flow hedges, to be included in other comprehensive income. The U.S. GAAP statements of changes in stockholders' equity include the disclosure requirements of SFAS 130.

The result from holing non-monetary assets net of taxes, the minimum seniority premium liability adjustment and the effective portion of changes in the value of financial instruments are included in Other comprehensive income and at December 31, 2005, these items aggregate Ps. (4,625,863), Ps. (3,090) and Ps. (85,559), respectively, giving rise to a decrease in stockholders' equity.

DERIVATIVES FINANCIAL INSTRUMENTS

Bulletin C-2 ("Financial Instruments"), sets general rules for the assessment, presentation, and disclosure of financial information that issuers of financial instruments should follow. Among said rules are the conditions that have to be met in order to be able to offset financial assets and liabilities. Likewise, it is established that financial instruments should be assessed at their fair value, with the exception of those that have been classified as held to maturity. The latter should be valued at their cost of acquisition. The accounting treatment to be given financial instruments under Bulletin C-2 has been substituted by the treatment established under Bulletin C-10 as from January 1 2005.

SFAS No. 133, as amended "Accounting for Derivative Instruments and Hedging Activities" requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivate's change in fair value will be immediately recognized in earnings.

The Company accounts for derivative financial instruments as described in Note 2 m under Mexican GAAP. Under US GAAP, the company complies with SFAS 133. For both Mexican and US GAAP, the Company's derivatives at December 31, 2005 qualified for hedge accounting and therefore no differences existed for this concept.

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

BUSINESS COMBINATIONS

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

Under Mexican GAAP, for 2003 and 2004, goodwill was amortized using the straight-line method over a period of 20 years. In 2003 and 2004, the reconciliation shows the amount of goodwill amortization not performed for U.S. GAAP purposes in the amount of Ps. 18,192 and Ps. 18,106, respectively.

Effective January 1, 2005, the Company adopted the requirements of Mexican accounting Bulletin B-7, Business Acquisitions, issued by the Mexican Institute of Public Accountants. Bulletin B-7 addresses the financial accounting and reporting for business and entity acquisitions and requires that all business combinations be accounted for using the purchase method. Since goodwill is no longer amortized, it should be evaluated for impairment at the end of each year As a result of the adoption of this Bulletin, the difference between Mexican GAAP and U.S. GAAP has been eliminated.

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

In conformity with U.S. GAAP, under SOP 85-3 biological assets and agricultural products are to be valued at cost. Accordingly, the reconciliation between Mexican GAAP and U.S. GAAP for 2003, 2004 and 2005 includes a reversal of the unrealized (gain) loss on valuation of biological assets and agricultural products at fair value, which gave rise to a charge (credit) of Ps. 64,050, Ps. (21,859) and Ps. 26,001, the Company's biological assets and agricultural products have been valued at their average production cost, which approximates replacement cost, not in excess of net realizable value.

RECENT ACCOUNTING PRONOUNCEMENTS IN THE US

In November 2004, the FASB issued SFAS No. 151, Inventory Costs--an Amendment of ARB No. 43, Chapter 4, which is the result of the FASB's efforts to converge U.S. accounting standards for inventory with International Accounting Standards. SFAS No. 151 requires abnormal amounts of idle facility expense, freight, handling costs, and waste material to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 had no material effect on the Company's financial position or on its results of operations.

In May 2005, the FASB issued FAS 154, "Accounting changes and Error corrections" which addresses the accounting and reporting for changes in accounting principles. FAS 154 replaces APB 20 and FIN 20. The adoption of SFAS 154 had no effect on the Company's financial position or on its results of operations.

In September 2005 The FASB issued FAS 155, "Accounting for Certain Hybrid Financial Instruments"--an amendment of FASB Statements No. 133 and 140, that amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." The adoption of SFAS 155 had no material effect on the Company's financial position or on its results of operations.

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

The Company has adopted, for its U.S. GAAP presentation of cash flow information, the guidance issued by the AICPA SEC Regulations Committee's International Practices Task Force in its meeting held on November 24, 1998, requiring foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows.

        CASH FLOW INFORMATION

                                                           YEARS ENDED DECEMBER 31,
                                                -----------------------------------------------
                                                    2003             2004             2005
                                                -------------    -------------    -------------
OPERATING ACTIVITIES:
Net income                                      Ps    546,814    Ps    764,974    Ps  1,753,718
Adjustments to reconcile net income to
  net cash provided by operating activities:
Depreciation                                          398,769          436,502          463,748
Deferred income tax                                    68,416           90,923           (1,969)
Loss (gain) on net monetary position                   80,537          100,485          109,679
Labor obligations, net period cost                     10,630           20,440           37,517
                                                -------------    -------------    -------------
                                                    1,105,166        1,413,324        2,362,693
Changes in assets and liabilities:
Accounts receivable                                   (83,528)          65,150         (199,007)
Inventories and biological assets                    (459,725)        (311,933)        (558,851)
Prepaid expenses and other accounts
   receivable                                          91,765           26,260          (34,201)
Accounts payable                                      162,542           40,061           (8,934)
Related parties                                       (19,609)           3,832               49
Other taxes payable and other accruals                 35,464           42,060          137,104
Labor obligations, net                                (15,046)         (32,400)         (54,161)
                                                -------------    -------------    -------------
CASH FLOWS PROVIDED BY OPERATING
 ACTIVITIES                                           817,029        1,246,354        1,644,692

FINANCING ACTIVITIES:
Proceeds from issuance of notes payable               145,343          205,581          163,563
   to banks
Repayment of long-term debt and notes                (197,177)        (191,700)        (196,888)
   Payable
Cash dividends paid                                  (331,572)        (255,307)        (244,264)
Repurchase (sale) of stock                             48,812          (11,609)          (7,907)
                                                -------------    -------------    -------------
CASH FLOWS USED IN FINANCING ACTIVITIES              (334,594)        (253,035)        (285,496)

INVESTING ACTIVITIES:
Acquisition of property, plant and
   equipment                                         (830,829)        (461,494)        (785,277)
Other assets                                            4,100            3,006           (2,509)
                                                -------------    -------------    -------------
CASH FLOWS USED IN INVESTING ACTIVITIES              (826,729)        (458,488)        (787,786)
                                                -------------    -------------    -------------
EFFECT OF INFLATION ACCOUNTING                        133,172          175,523          180,310
                                                -------------    -------------    -------------
NET ( DECREASE ) INCREASE  IN CASH
      AND CASH EQUIVALENTS                           (211,122)         710,354          751,720
                                                -------------    -------------    -------------
CASH AND CASH EQUIVALENTS AT
   BEGINNING OF YEAR                                1,916,793        1,705,671        2,416,025
                                                -------------    -------------    -------------
CASH AND CASH EQUIVALENTS AT
   END OF YEAR                                  Ps  1,705,671    Ps  2,416,025    Ps  3,167,745
                                                =============    =============    =============


SUMMARY OF ADJUSTMENTS TO RECONCILE MEXICAN GAAP AND U.S. GAAP

The following is a summary of net income adjusted to take into account certain material differences between Mexican GAAP and U.S. GAAP.

                                                           YEARS ENDED DECEMBER 31,
                                                -----------------------------------------------
                                                    2003             2004             2005
                                                -------------    -------------    -------------
Net income as reported under Mexican
  GAAP                                          Ps    586,375    Ps    730,181    Ps  1,769,393
Adjustments to reconcile net income to
  U.S. GAAP:
Interest cost capitalized                               9,512            8,655           11,386
Depreciation of capitalized interest                   (1,744)          (2,220)          (2,653)
Deferred income tax on US GAAP
  adjustments                                           3,293           (7,292)           2,958
Amortization of goodwill                               18,192           18,106                -
Effect of inflation accounting on
  U.S. GAAP adjustments                                  (131)            (378)             287
Biological assets and agricultural
  products valuation at fair value                    (64,050)          21,859          (26,001)
Minority interest                                      (4,633)          (3,937)          (1,652)
                                                -------------    -------------    -------------
Net income under U.S. GAAP                      Ps    546,814    Ps    764,974    Ps  1,753,718
                                                =============    =============    =============
Weighted average number of units
  outstanding (thousands)                             299,369          299,630          299,847
Net income per unit                             Ps       1.83    Ps       2.55    Ps       5.84

After the foregoing adjustment for the depreciation of capitalized interest, the reclassification of employee profit sharing, the non amortization of goodwill (except for 2005) and biological assets and agricultural products valuation at fair value operating income under U.S. GAAP would be Ps 420,186, Ps 916,810 and Ps 2,170,796 in 2003, 2004 and 2005, respectively.

Total assets under U.S. GAAP were Ps 13,966,128 at December, 31 2004 and Ps 15,358,449 at December 31, 2005 The difference in total assets between Mexican GAAP and U.S. GAAP is comprised of the foreign exchange loss and the monetary gain on financing in U.S. dollars capitalized in assets under construction net of accumulated depreciation, biological assets and agricultural products valuation at fair value and the amortization of goodwill.

The reconciliation of the stockholders' equity between Mexican GAAP and US GAAP is as follows:

                                                                   YEARS ENDED DECEMBER 31
                                                               ------------------------------
                                                                   2004             2005
                                                               -------------    -------------
Majority stockholders' equity as reported under
  Mexican GAAP                                                 Ps 11,195,466    Ps 12,463,978
Adjustments to reconcile majority stockholders'
  equity to U.S. GAAP:
Accumulated differences between the financing cost
  capitalized for Mexican GAAP and U.S. GAAP
   purposes                                                           61,698           73,084
Accumulated depreciation on the above items                           (9,577)         (12,230)
Deferred income taxes on U.S. GAAP adjustments                       (10,668)          (7,423)
Accumulated amortization of goodwill                                  54,385           54,385
Biological assets and agricultural products valuation
  at fair value                                                      (42,190)         (68,191)
                                                               -------------    -------------
Majority stockholders' equity as reported under U S
  GAAP                                                         Ps 11,249,114    Ps 12,503,603
                                                               =============    =============

The effects of the above adjustments do not have any impact on minority interest.

The consolidated statements of changes in stockholders' equity in accordance with U.S. GAAP is as follows:

                                                                                                STOCK
                                                                              PAID            REPURCHASE         RETAINED
                                                         CAPITAL STOCK      IN-CAPITAL         RESERVE           EARNINGS
                                                        --------------    --------------    --------------    --------------
Balance at December 31, 2002                            Ps   2,124,234    Ps     603,630    Ps     188,441    Ps  12,038,152
Repurchase of stock                                               (164)                -            (5,795)
Sales of repurchased stock                                       1,570            53,202                 -                 -
Cash dividends paid                                                  -                 -                 -          (331,572)
Comprehensive income:
  Net income for the year                                            -                 -                 -           546,814
  Components of other comprehensive income:
     Deficit from  holding  of  non  monetary assets                 -                 -                 -                 -
Minimum seniority premium liability adjustment                       -                 -                 -                 -

Other comprehensive income, net of taxes                             -                 -                 -                 -

Comprehensive income                                                 -                 -                 -                 -
                                                        --------------    --------------    --------------    --------------
Balance at December 31, 2003                                 2,125,640           656,832           182,646        12,253,394
Repurchase of stock                                               (592)                -           (24,338)                -
Sales of repurchased stock                                         380            12,939                 -
Cash dividends paid                                                  -                 -                 -          (255,307)
Comprehensive income:
  Net income for the year                                            -                 -                 -           764,974
  Components of other comprehensive income:
    Deficit from holding of non monetary assets                      -                 -                 -                 -
Minimum seniority premium liability adjustment                       -                 -                 -                 -
Other comprehensive income, net of taxes                             -                 -                 -                 -

Comprehensive income                                                 -                 -                 -                 -
                                                        --------------    --------------    --------------    --------------
Balance at December 31, 2004                                 2,125,428           669,771           158,308        12,763,061
Repurchase of stock                                               (233)                            (10,616)
Sales of repurchased stock                                         206             2,736                 -                 -
Cash dividends paid                                                  -                 -                 -          (244,264)
Comprehensive income:                                                -                 -                 -
  Net income for the year                                            -                 -                 -         1,753,718
  Components of other comprehensive income:                          -                 -                 -                 -
   Deficit from holding of non monetary assets                       -                 -                 -                 -
   Derivative financial instruments                                  -                 -                 -                 -
   Minimum labor obligations liability
   adjustment                                                                          -                 -                 -

Other comprehensive income, net of taxes                                               -                 -                 -

Comprehensive income                                                                   -                 -                 -
                                                        --------------    --------------    --------------    --------------
BALANCE AT DECEMBER 31, 2005                            Ps   2,125,401    Ps     672,507    Ps     147,692    Ps  14,272,515
                                                        ==============    ==============    ==============    ==============


                                                            OTHER                               TOTAL
                                                         COMPREHENSIVE     COMPREHENSIVE     STOCKHOLDERS
                                                            INCOME            INCOME            EQUITY
                                                        --------------    --------------    --------------
Balance at December 31, 2002                            Ps  (4,243,634)                -    Ps  10,710,823
Repurchase of stock                                                  -                 -            (5,959)
Sales of repurchased stock                                           -                 -            54,772
Cash dividends paid                                                  -                 -          (331,572)
Comprehensive income:
  Net income for the year                                            -    Ps     546,814           546,814
  Components of other comprehensive income:
     Deficit from  holding  of  non  monetary assets           (69,044)          (69,044)          (69,044)
Minimum seniority premium liability adjustment                  (1,200)           (1,200)           (1,200)
                                                                          --------------
Other comprehensive income, net of taxes                             -           (70,244)                -
                                                                          --------------
Comprehensive income                                                 -           476,570                 -
                                                        --------------    ==============    --------------
Balance at December 31, 2003                                (4,313,878)                -        10,904,634
Repurchase of stock                                                  -                 -           (24,930)
Sales of repurchased stock                                           -                 -            13,319
Cash dividends paid                                                  -                 -          (255,307)
Comprehensive income:
  Net income for the year                                            -           764,974           764,974
  Components of other comprehensive income:
    Deficit from holding of non monetary assets               (154,502)         (154,502)         (154,502)
Minimum seniority premium liability adjustment                     926               926               926
Other comprehensive income, net of taxes                             -          (153,576)                -
                                                                          --------------
Comprehensive income                                                 -           611,398                 -
                                                        --------------    ==============    --------------
Balance at December 31, 2004                                (4,467,454)                -        11,249,114
Repurchase of stock                                                   -                            (10,849)
Sales of repurchased stock                                                                           2,942
Cash dividends paid                                                                               (244,264)
Comprehensive income:
  Net income for the year                                                      1,753,718         1,753,718
  Components of other comprehensive income:
   Deficit from holding of non monetary assets                (159,455)         (159,455)         (159,455)
   Derivative financial instruments                            (85,559)          (85,559)          (85,559)
   Minimum labor obligations liability
   adjustment                                                   (2,044)           (2,044)           (2,044)
Other comprehensive income, net of taxes                                        (247,058)
                                                                          ==============
Comprehensive income                                                      Ps   1,506,660
                                                        --------------    --------------    --------------
BALANCE AT DECEMBER 31, 2005                            Ps  (4,714,512)                     Ps  12,503,603
                                                        ==============                      ==============

INDEX OF EXHIBITS

Documents filed as exhibits to this Annual Report:

 EXHIBIT NO.                                DESCRIPTION
------------        ------------------------------------------------------------
     1.1            Bylaws (estatutos sociales) of Industrias Bachoco, S.A. de
                    C.V. dated December 9, 2003, together with an English translation (incorporated by reference to Exhibit 1.1 on our Form 20-F filed with the U.S. Securities and Exchange
                    Commission on June 29, 2004).

     2.1 Form of Deposit Agreement, among Industrias Bachoco, S.A. de C.V., the Depositary and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference on our registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission on August 22, 1997 (File No. 333-7472)).

     2.2 Trust Agreement, dated April 1, 1995, among Banco Internacional, S.A., Institucion de Banca Multiple, Grupo Financiero Prime Internacional, as trustee, and the stockholders of the Company named therein, together with an English translation, (incorporated by reference on our registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission on August 22, 1997 (File No. 333-7472)).

     2.3 Trust Agreement, dated August 20, 1997, among Banco Internacional, S.A., Institucion de Banca Multiple, Grupo Financiero Bital, as trustee, and the stockholders of the Company named therein, together with an English translation, (incorporated by reference on our registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission on August 22, 1997 (File No. 333-7472)).

     8.1            Subsidiaries of Industrias Bachoco S.A. de C.V.

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