Form 20-F
period 2006-12-31
Industrias Bachoco S.A.B. de C.V.
filed 2007-06-29
CIK 1044896

As filed with the Securities and Exchange Commission on June 29, 2007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ___________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 333-7480

INDUSTRIAS BACHOCO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Bachoco Industries
(Translation of Registrant’s name into English)

The United Mexican States (Jurisdiction of incorporation or organization)

Avenida Tecnológico No. 401
Ciudad Industrial C.P. 38010
Celaya, Guanajuato, México
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing twelve Series B Shares.	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding Shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Series B Capital Stock: 600,000,000 Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☒ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

i

Industrias Bachoco, S.A.B. de C.V. is a holding company with no operations other than holding the stock of its subsidiaries. On April 2, 2007, we changed our name from Industrias Bachoco S.A. de C.V. to Industrias Bachoco, S.A.B. de C.V. by operation of law and amended article one of our bylaws. Its principal operating subsidiary is Bachoco, S.A. de C.V. (“BSACV”), which owns the principal operating assets of Industrias Bachoco, S.A.B. de C.V. and accounted for 93.4% of consolidated total assets on December 31, 2006. References herein to “Bachoco,” “we,” “us,” “our,” “its” or the “Company” are, unless the context requires otherwise, to Industrias Bachoco, S.A.B. de C.V. and its consolidated subsidiaries as a whole.

We are incorporated under the laws of the United Mexican States (México), and all of our operations are in México. Our principal executive offices are located at Avenida Tecnológico No. 401, Ciudad Industrial C.P. 38010, Celaya, Guanajuato, México, and our telephone number is (011) (52) (461) 618-3555.

Presentation of Information

We publish our financial statements in Mexican pesos and present our financial statements in accordance with generally accepted accounting principles in México (“Mexican GAAP”). Mexican GAAP requires restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented. Except as otherwise indicated, all data in both the financial statements included below in Item 18 (which together with the attached notes constitute the “Consolidated Financial Statements”) and the selected financial information included throughout this Form 20-F (this “Annual Report”) have been restated in constant pesos as of December 31, 2006.

Mexican GAAP differs in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). For a discussion of certain significant differences between Mexican GAAP and U.S. GAAP as they relate to us, together with a reconciliation of operating income, net income and total stockholders’ equity to U.S. GAAP, and a condensed statement of cash flows under U.S. GAAP, see Note 17 to the Consolidated Financial Statements. The effect of price-level restatement under Mexican GAAP has not been reversed in the reconciliation to U.S. GAAP. See Note 17 to the Consolidated Financial Statements.

References herein to “U.S. dollars,” “U.S.$” or “$” are to the lawful currency of the United States. References herein to “pesos” or “Ps.” are to the lawful currency of México. This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps.10.7995 to U.S.$1.00, the exchange rate on December 29, 2006.

As used herein, the term “tonnes” refers to metric tons of 1,000 kilograms (equal to 2,204.6 pounds) and the term “billion” refers to one thousand million (1,000,000,000). One square meter is equivalent to 10.764 square feet.

ii

Market Data

This Annual Report contains certain statistical information regarding the Mexican chicken, beef, egg, balanced feed (or “feed”) and swine markets and our market share. We have obtained this information from a variety of sources, including the producers’ associations Unión Nacional de Avicultores (“UNA”), Consejo Nacional Agropecuario (“CNA”); Consejo Mexicano de Porcicultura (“CMP”), as well as Banco de México (“Mexican Central Bank”), Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentos (“Ministry of Agriculture, Livestock, Rural Development, Fishing and Food” or “SAGARPA”) and publications of the U.S. Department of Agriculture (“USDA”). The producers’ associations rely principally on data provided by their members. Information for which no source is cited was prepared by us on the basis of our knowledge of the Mexican chicken, egg, feed and swine markets and the wide variety of information available regarding these markets. The methodology and terminology used by different sources are not always consistent, and data from different sources are not readily comparable.

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

Examples of such forward-looking statements include, but are not limited to: (i) projections of revenues, income (or loss), earnings (or loss) per Share, capital expenditures, dividends, capital structure or other financial items or ratios; (ii) statements of our plans, objectives or goals or those of our management, including those relating to new contracts; (iii) statements about future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties, and a number of unexpected changes could cause actual results to deviate from our plans, objectives, expectations, estimates and intentions. We recognize that the accuracy of our predictions and our ability to follow through on our intentions depend on factors beyond our control. The potential risks are many and varied, but include unexpected changes in:

•	economic, weather and political conditions;

•	raw material prices;

•	competitive conditions; and

•	demand for chicken, eggs, feed and swine.

iii

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

Selected Financial Data

The information set forth below is derived from Bachoco’s Consolidated Financial Statements, which are included in Item 18. In this disclosure, we explain the figures and year-to-year changes in our Consolidated Financial Statements.

In preparing the Consolidated Financial Statements, we followed Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 17 to the Consolidated Financial Statements provides a description of the main differences between Mexican GAAP and U.S. GAAP as they relate to us; a reconciliation to U.S. GAAP of total stockholders’ equity, net income and operating income, and a condensed statement of cash flows under U.S. GAAP as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006. Our financial statements were prepared pursuant to Bulletin B-10, as amended, and Bulletin B-12, issued by the Mexican Institute of Public Accountants, which became effective on January 1, 1990.

Bulletin B-10 is designed to account for the effects of inflation on financial disclosures by requiring us to:

•	restate non-monetary assets at current replacement cost or by using the Mexican National Consumer Price Index (“NCPI”), except for the biological assets (see Note 4 of the Financial Statement);

•	restate non-monetary liabilities using the NCPI;

•	restate the components of stockholders’ equity using the NCPI; and

•	record gains or losses in purchasing power that result from the monetary liabilities or assets that we hold.

Bulletin B-10 also requires restatement of all financial statements in constant pesos as of the date of the most recent balance sheet presented. Except as otherwise indicated, we have restated all financial information taken from the financial statements or derived from them, as explained below, in constant pesos as of December 31, 2006. Bulletin B-12 requires that the statement of changes in financial position reconcile the differences between the restated historical balance sheet and the current balance sheet. The effects of price-level restatement under Mexican GAAP have not been reversed in the reconciliation to U.S. GAAP. See Note 17 to the Consolidated Financial Statements.

		As of and for the year ended December 31,
		2002		2003		2004		2005		2006	2006(2)
		(millions of constant pesos as of December 31, 2006)(1)									(millions of U.S. dollars)
Income Statement Data
Mexican GAAP:
Net revenues	Ps.	12,180.5	Ps.	12,159.5	Ps.	14,299.2	Ps.	15,051.9	Ps.	14,987.6	1,387.8
Cost of sales		9,035.5		9,891.6		11,596.5		10,827.2		11,616.3	1,075.6
Gross profit		3,145.0		2,267.9		2,702.7		4,224.7		3,371.3	312.2
Operating income		1,460.5		488.8		917.9		2,291.9		1,374.7	127.3
Comprehensive financing income (loss)		16.9		141.5		(76.9)		(71.3)		59.2	5.5
Majority net income		1,741.0		610.2		759.7		1,839.3		873.4	80.9
Majority net income per Share(3)		2.90		1.02		1.27		3.07		1.46	0.13
Majority net income per ADS(4)		34.82		12.20		15.19		36.79		17.47	1.62
Dividends per Share(5)		0.55		0.58		0.44		0.42		0.59	0.05
Weighted average Shares outstanding (thousands)		595,796		598,738		599,260		599,694		599,571	599,571
U.S. GAAP:
Net revenues	Ps.	12,180.5	Ps.	12,183.8	Ps.	14,322.0	Ps.	15,024.8	Ps.	14,977.1	1,386.8
Cost of sales		9,035.5		9,891.6		11,596.5		10,827.2		11,616.3	1,075.6
Gross profit		3,144.9		2,292.2		2,725.5		4,197.6		3,360.8	311.2
Operating income		1,476.0		528.2		953.9		2,258.7		1,336.8	123.8
Comprehensive financing income (loss)		12.9		131.6		(68.3)		(59.4)		67.6	6.3
Majority net income	Ps.	1,761.2	Ps.	569.0	Ps.	796.0	Ps.	1,824.7	Ps.	863.1	79.9
Majority net income per Share(3)		2.94		0.95		1.33		3.0		5.8	0.5
Majority net income per ADS(4)		35.22		11.38		15.92		36.5		35.0	3.2
Dividends per Share(5)		0.55		0.58		0.44		0.42		0.59	0.05

Statement of Financial Position Data
Mexican GAAP:
Cash and cash equivalents	Ps.	1,994.5	Ps.	1,774.8	Ps.	2,513.9	Ps.	3,296.0	Ps.	3,454.1	319.8
Total assets		13,599.4		14,029.7		14,531.8		15,392.0		16,923.1	1,567.0
Short-term debt(6)		138.4		65.7		107.2		96.4		9.4	0.9
Long-term debt		86.2		105.0		78.0		54.0		34.2	3.2
Stockholders’ equity		11,141.1		11,377.5		11,693.1		13,013.5		13,592.0	1,258.6
U.S. GAAP:
Cash and cash equivalents	Ps.	1,994.5	Ps.	1,774.8	Ps.	2,513.9	Ps.	3,296.0	Ps.	3,454.1	319.8
Total assets	Ps.	13,657.5	Ps.	14,048.3	Ps.	14,531.8	Ps.	15,980.5	Ps.	16,945.2	1,569.1
Short-term debt(6)		138.4		65.7		107.2		96.4		9.4	0.9
Long-term debt		86.2		105.0		78.0		54.0		34.2	3.2
Stockholders’ equity		11,144.6		11,346.2		11,704.7		13,010.0		13,544.1	1,254.1

Selected Operating Data
Sales volume (thousands of tonnes):
Chicken		665.4		655.4		733.0		773.0		773.7
Eggs		131.7		132.1		138.1		140.6		143.4
Swine		9.0		8.5		9.1		9.6		8.9
Balanced Feed		324.7		316.2		320.7		389.6		484.4
Gross margin (%)		25.8%		18.7%		18.9%		28.1%		22.5%
Operating margin (%)		12.0%		4.0%		6.4%		15.2%		9.2%
Net margin (%)		14.3%		5.0%		5.3%		12.2%		5.8%
Total employees		18,306		18,495		18,896		20,432		21,035

(1)	Except per share and per ADS amounts and operating data.

(2)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps.10.7995 per U.S. dollar.

(3)	Net income per share has been computed based on the weighted average number of common Shares outstanding.

(4)	Net income per ADS has been computed by multiplying net income per share by twelve, to reflect the ratio of twelve Shares per ADS.

(5)	Dividends per share have been computed by dividing the total amount of dividends paid (in constant pesos as of December 31, 2006) by the weighted average Shares outstanding.

(6)	Includes notes payable to banks and current portion of long term debt.

Exchange Rates

The Mexican peso remained stable during the first four months of 2002. Its volatility increased, however, during the rest of the year. Growth in the Mexican economy was sluggish in 2002 and the beginning of 2003, and the peso depreciated by 12.2% against the U.S. dollar between December 31, 2001 and December 31, 2002.

The Mexican peso showed high levels of volatility during the first four months of 2003; it appreciated and remained stable during the middle of the year and in the last four months of the year the Mexican peso increased in its volatility. Overall, the peso declined in 2003.

In 2004, the Mexican peso showed volatility for the first four months of the year with a general trend to depreciate with respect to the U.S. dollar. In the following months, the Mexican peso fluctuated around the same exchange rate level before finishing the year stronger against the dollar as compared to the exchange rate at the end of 2003.

During 2005, the Mexican peso continued showing volatility mainly at the beginning and at the end of the year, with a general trend to appreciate with respect to the U.S. dollar. At the end of 2005, the Mexican peso finished stronger against the U.S. dollar.

During 2006, the Mexican economy showed signs of stability with an annual inflation rate of 4.1%. After showing volatility during the first part of the year, the Mexican peso showed a reasonably stable peso-dollar exchange rate with a final depreciation of 1.6%, compared with the exchange rate at the end of 2005.

The following table sets forth for the periods indicated the high, low, average and year-end exchange rates for the purchase and sale of U.S. dollars (presented in each case as the average between such purchase and sale rates):

	Exchange Rate(1) (in current pesos per U.S. dollar)
Year Ended December 31,	High	Low	Average(2)	Year End
2002	10.43	9.00	9.66	10.43
2003	11.41	10.11	10.79	11.24
2004	11.64	10.81	11.29	11.15
2005	11.41	10.41	10.89	10.63
2006	11.46	10.43	10.91	10.80

(1)	The exchange rates are the noon buying rates in New York City for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”).

(2)	Average of month-end rates for each period shown.

	Exchange Rate(1) (in current pesos per U.S. dollar)
Period	High	Low
December 2006	10.99	10.77
January 2007	11.09	10.77
February 2007	11.16	10.92
March 2007	11.18	11.01
April 2007	11.03	10.92
May 2007	10.93	10.74

(1)	The exchange rates are the noon buying rates in New York City for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York.

On June 27, 2007, the exchange rate for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York was Ps.10.867 per $1.00 US dollar.

Risk Factors

Risks Relating to México, Other Emerging Market Countries and the U.S. Economy

México has experienced adverse economic conditions

•	In 2002, México’s gross domestic product, or GDP, increased by 0.9% and the inflation rate was 5.7%.

•	In 2003, GDP increased by 1.3% and the inflation rate was 3.98%.

•	In 2004, México’s GDP increased by 4.4% and the inflation rate was 5.19%.

•	In 2005, México’s GDP improved and increased by 3.0%, and the inflation rate was 3.33%, lower than expected.

•	In 2006, GDP increased by 4.8% while the inflation rate was 4.05%.

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

Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our financial condition and results of operations

The single largest component of our cost of sales, our feed, is comprised partially of ingredients we purchase in the United States, where prices are denominated in U.S. dollars. In addition, the prices of ingredients we purchase in México may be influenced by U.S. commodity markets. Therefore, should the peso fall relative to the U.S. dollar, both the cost of our operations and our debt payments would increase. Any future depreciation or devaluation of the peso may result in further net foreign exchange losses.

•	In 2003, the peso depreciated against the U.S. dollar by 7.3% at year-end, and the average value of the peso against the U.S. dollar during 2003 was 10.5% lower than in 2002.

•
In 2004, the Mexican peso appreciated with respect to the U.S. dollar by 0.8% at year end, whereas the average value of the Mexican peso against the U.S. dollar was 4.4% lower, since the peso appreciated at the end of the year.

•	In 2005, the Mexican peso appreciated with respect to the U.S. dollar by 4.9% at the end of the year and also the average value of the Mexican peso was 3.6% higher.

•
In 2006, the Mexican peso was reasonably stable in its peso-dollar exchange rate with a final depreciation of 1.6%, compared to the end of 2005. The average value of the Mexican peso was 0.10% lower than the average of 2005.

Severe devaluation or depreciation of the peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars for the purpose of making timely payments of interest and principal on our indebtedness. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of México, the government could institute restrictive exchange rate policies in the future. Currency fluctuations will probably continue to affect our revenues and expenses.

Furthermore, fluctuations in the exchange rate between the peso and the U.S. dollar will also affect the U.S. dollar equivalent of the peso price of our Shares (the “Shares” or “Series B Shares”) in the Mexican Stock Exchange and the price of American Depository Shares (“ADSs”) on the New York Stock Exchange. Because we pay cash dividends in pesos, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of American Depository Receipts (“ADRs”) upon conversion of such cash dividends by the Depositary.

High levels of inflation and high interest rates in México could adversely affect our financial condition and results of operations

México has experienced high levels of inflation and high domestic interest rates in the past. The annual rate of inflation, as measured by changes in the National Consumer Price Index was 5.7% in 2002, 3.98% in 2003, 5.19% in 2004, 3.33% in 2005 and 4.05% in 2006. Inflation for the first four months of 2006 was 0.96% according to the Mexican Central Bank.

According to Banamex, the average interest rates on 28-day Mexican treasury bills, or Cetes, was 6.23%, 6.82%, 9.20% and 7.19% during 2003, 2004, 2005 and 2006 respectively. On May 21, 2007, the 28-day Cetes rate was 7.23%. High interest rates in México could adversely affect our costs. Our earnings may also be affected by changes in interest rates due to the impact those changes have on our variable-rate debt instruments and beneficed by the interest we earn in our cash balance.

Political events in México could affect Mexican economic policy and our operations

In July 2006, we had presidential election, where Felipe Calderón was elected as the new President of México. President Calderón’s election initially met resistance from members of the political opposition in the form of legal challenges and protests. These protests could return as President Calderón seeks to enact his legislative agenda. We cannot predict the impact that future protests may have on the Mexican government or on business conditions in México. Although President Calderón’s party, the Parido Accíon Nacional, or PAN, obtained a plurality of the seats in the Mexican Congress after the election, no party succeeded in securing a majority in either chamber of the Mexican Congress. The absence of a clear majority by a single party and the lack of alignment between the president-elect and the legislature are likely to continue until the next Congressional election in 2009. This situation may result in government gridlock and political uncertainty, which could have an adverse effect on our business, financial position and results of operations. We cannot provide any assurance that future political developments in México, over which we have no control, will not have an adverse effect on our financial position or results of operations.

Developments in other emerging market countries may adversely affect our business or the market price of our securities

The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in México, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. We cannot assure you that the market value of our securities will not be adversely affected by events elsewhere, especially in emerging markets.

Developments in the U.S. economy may adversely affect our business

Economic conditions in México are heavily influenced by the condition of the U.S. economy due to various factors, including commercial trade pursuant to the North American Free Trade Agreement (“NAFTA”), U.S. investment in México and emigration from México to the United States. Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition.

Risks Relating to our Organization

The chicken industry is characterized by long-term price declines and cyclical periods

The Mexican chicken industry, like the chicken industry in other countries, has been characterized by a long-term decline in prices in real terms. The industry has undergone cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and profitability. Real prices for eggs and swine in México have also declined over the long term and have varied cyclically. The market that we serve is subject to volatility with respect to supply, which affects prices. We cannot assure you that future cyclicality, excess supply and downturns in real prices will not adversely affect our results.

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

Our operations depend on raising animals and meat processing, which are subject to risks such as disease, contamination and adverse weather conditions

Our operations involve raising animals and are subject to a variety of risks, including disease, contamination and adverse weather conditions. Chickens, in particular, are susceptible to infections by a variety of microbiological agents. Since 1983, the avian influenza virus (“AIV”) has been widespread in the United States and in México. During 2003, AIV was widespread in Asian countries and the United States. México, to avoid having the disease spread from the United States, imposed certain restrictions on the importation of chicken from affected U.S. states. The AIV was still present in Asian countries and the United States. At the present México has been eliminating some restrictions on the importation of chicken from certain U.S. states as the sanitary conditions in those states improve. In 2004 and 2005, AIV was still present in Asian countries and the United States. During 2004 and 2005, México has been eliminating some restrictions on the importation of chicken from certain U.S. states as the sanitary conditions in those states improve. In October 2005, México lifted importation restrictions on all U.S. states, except for 11 counties in the state of Texas.

In the past we have experienced limited outbreaks of various diseases that have resulted in higher mortality rates.

During 2005, there was an ample diffusion on the media worldwide of the widespread of a particular strain of AIV (H5N1), mainly in Asia and some European countries, which affected consumption of chicken in those countries. At the present time, this strain has not been found in the United States or in Latin America.

Meat and eggs are subject to contamination during processing and distribution. We do not believe that contamination of individual shipments during distribution would have a material adverse effect on our operations. Contamination during processing, however, could affect a larger number of our poultry products and therefore could have a more significant impact on operations.

In 2002, we experienced a loss of chickens at our Peninsula Complex due to the effects of Hurricane Isidore. Future hurricanes or other adverse weather conditions could result in additional losses of inventory and damage to our plants and equipment. Our facilities near México’s coast are most vulnerable to the risk of severe weather

The use of nutritional supplements and the possibility of contamination expose us to risk of loss of consumer confidence in the chicken industry

To reduce contamination, we use specialized feedstock and nutritional supplements that have been approved by the Mexican government and meet international industry standards. We cannot assure you, however, that in the future we will not be materially adversely affected by claims or consumer concerns arising out of the use of these products in raising our animals.

Our sales are entirely dependent on consumer preferences, and the loss of consumer confidence in the products sold by Mexican meat and egg producers as a result of disease, contamination or other reasons, even if not related to our own products, could have a material adverse effect on the results of our operations.

We face significant competition from other chicken producers in all of our geographic markets and product lines

We are México’s largest chicken producer, but we face significant competition from other producers in all of the markets in which we sell our products. In 2006, we accounted for approximately 29.9% of total chicken production in México. There are two other major vertically integrated chicken producers in México, which together with Bachoco account for more than 50.0% of Mexican chicken production, with the balance distributed among approximately two hundred small- and medium-sized integrated and non-integrated producers.

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

We face increased competition from U.S. producers

In January 2003, import quotas and most tariffs on poultry, eggs and swine were eliminated through NAFTA. Poultry producers in the United States have developed extremely low-cost production methods and have been successful in exporting primarily frozen and value-added poultry to other countries, especially in periods of overcapacity in the United States. As tariff barriers decline under NAFTA, U.S. producers can be expected to increase exports to México, which could have a material adverse effect on our performance.

In July 2003, the Mexican government imposed temporary restrictions on chicken leg quarters imported from the U.S. and both governments confirmed this safeguard in July 2003. The safeguard consists of a five-year limited poultry import measure. The measure, which became effective in 2003, includes quotas and an initial tariff of 98.8% on chicken leg quarters that will slowly decrease until it reaches 0% in 2008.

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

Risks Relating to the ADS, and the Shares in the Mexican Market

The Robinson Bours family controls our management and their interests may differ from other security holders

Certain members of the Robinson Bours family hold the power to elect a majority of the members of our Board of Directors and have the power to determine the outcome of certain other actions requiring the approval of our stockholders, including whether or not dividends are to be paid and the amount of such dividends. The Robinson Bours family has established two Mexican trusts, which they control (“Control Trust”), that together hold 496,500,000 Shares outstanding on December 31, 2006.

Future sales of Shares by the controlling stockholders may affect prevailing market prices for the ADSs and the Shares trading at the Mexican Market.

The prevailing market prices for the ADSs and Shares could decline if either:

•	the Robinson Bours family were to sell substantial amounts of their Shares, whether

•	directly, or

•	indirectly, through the Mexican trusts through which they hold Shares; or

•	the perception arose that such a sale could occur.

The protections afforded to minority stockholders in México are different from those in the United States

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

Our bylaws restrict the ability of non-Mexican stockholders to invoke the protection of their governments with respect to their rights as stockholders

As required by Mexican law, our bylaws provide that non-Mexican stockholders shall be considered as Mexicans with respect to their ownership interests in Bachoco and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican stockholder is deemed to have agreed not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the stockholder’s rights as a stockholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in Bachoco. If you invoke such governmental protection in violation of this agreement, your Shares could be forfeited to the Mexican government.

Our bylaws may only be enforced in México

Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws may be brought only in Mexican courts. As a result, it may be difficult for non-Mexican stockholders to enforce their stockholder rights pursuant to the bylaws.

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons

We are organized under the laws of México, and most of our directors, officers and controlling persons reside outside the United States. In addition, all of our assets and their assets are located in México. As a result, it may be difficult for investors to affect service of process within the United States on such persons or to enforce judgments against them. This pertains also to any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in México, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

Non-Mexican stockholders may not be entitled to participate in future preemptive rights offerings

Under Mexican law and our bylaws, if we issue new Shares for cash as part of a capital increase, we must grant our stockholders the right to purchase a sufficient number of Shares to maintain their existing ownership percentage in the Company (“preemptive rights”). We can allow holders of ADSs in the United States to exercise preemptive rights in any future capital increase only in one of the following two circumstances:

•	we file a registration statement with the Securities and Exchange Commission with respect to that future issuance of Shares; or

•	the offering qualifies for an exemption from the registration requirements of the Securities Act.

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

Corporate disclosure and accounting in México may differ from other countries

There may be less, or different, publicly available information about issuers of securities in México than is regularly published by or about issuers of securities in other countries with highly developed capital markets. In addition, due to country-by-country differences in accounting and other reporting principles and standards, our corporate disclosures may differ in content from disclosures made under other principles and standards, such as U.S. GAAP.

ITEM 4.	Information on the Company

General

Our legal name is Industrias Bachoco, S.A.B. de C.V., and we frequently refer to ourselves commercially as Bachoco. We were incorporated in México on April 17, 1980. Our headquarters are located at Avenida Tecnológico No. 401, Ciudad Industrial 38010, Celaya, Guanajuato, México, telephone (011)(52)(461) 618-3500. We have four principal product lines: chicken, table eggs, balanced feed and swine and other lines. All of our production and sales are made in México.

We are the largest poultry producer in México. In 2006, we produced more than 8.0 million chickens per week and accounted for approximately 29.9% of total chicken production in México. As a vertically integrated producer, we control virtually all aspects of the production and distribution process, which enables us to exercise cost controls and to maintain high standards of quality, service and efficiency. With over 700 production and distribution facilities dispersed throughout México, our operations include the following:

•	preparing balanced feed;

•	breeding, hatching and growing chickens; and

•	processing, packaging and distributing chicken products.

Sales of chicken products accounted for 77.6% of our net revenues in 2006. Please also see the table under Item 5. “General—Results of Operations for the Years Ended December 31, 2005 and 2006.”

We are also a significant producer of commercial balanced feed. We sell our feed both through distributors and directly to small producers. During 2006, we sold approximately 480,000 tonnes of balanced feed to external customers, which amounted to 9.0% of our total revenues for that year.

Currently Bachoco is the second largest producer of table eggs products. In 2006, we sold approximately 143,000 tons. Table egg sales accounted for 9.2% of our net revenues in 2006.

As part of our other product lines we also sell swine on the hoof to meat packers for pork product production. In 2006, sales of swine and other lines accounted for 4.2% of our net revenues.

The remaining portion of our net revenues in 2006 consisted of miscellaneous poultry-related products.

The following table sets forth, for each of the periods presented, the volume of chicken, balanced feed, table eggs and swine that we sold:

	Bachoco Sales Volume (in thousands of tonnes)
	Year Ended December 31,
	2002	2003	2004	2005	2006

Chicken	665.4	655.5	733.0	773.0	773.7
Eggs	131.7	132.1	138.1	140.6	143.4
Swine(1)	9.0	8.5	9.1	9.6	8.9
Balanced Feed	324.7	316.2	320.7	389.6	484.4

(1) Swine are the only product sold by the ton in the swine and other lines product line.

In the Mexican poultry industry few producers operate in multiple regions. We believe we have the broadest geographic market coverage in the Mexican poultry industry and that we are one of the largest poultry suppliers in the México City metropolitan region (which accounts for a significant portion of overall Mexican chicken consumption). We currently compete in every major product category and channel of distribution for poultry products within the regions that we serve. We expect to continue to do so in order to meet growing consumer demand and needs.

Background and Ownership Structure

Founded in 1952 by the Robinson Bours family as a small commercial table egg operation in the state of Sonora, we grew by expanding our existing facilities and acquiring additional facilities from other poultry producers. In 1974, we established operations in Celaya, located in the agricultural region of Bajio, to begin serving the México City metropolitan region. Beginning in 1988, our management recognized the potential for growth in Mexican chicken consumption, as well as the advantages of a large, vertically integrated operation.  As a result, we began to seek opportunities for geographic expansion and to increase production capacity and market share. We extended our market coverage (particularly in 1993 and 1994) by purchasing fixed assets and inventory from major regional producers that faced financial difficulties. Following each acquisition, we made substantial investments to apply our production and distribution methods and reap the benefits of vertical integration and economies of scale, improving the performance of the acquired facilities.

In April 1995, Robinson Bours stockholders created a trust (the “Control Trust”), the principal purpose of which was to hold a controlling interest in our Series B Shares. Before September 2006, our common stock (“Common Stock”) consisted of Series B Shares and Series L Shares of limited voting stock (“Series L Shares”) (collectively, the “Old Shares”). The Old Shares were grouped into units. Each Unit (the “Unit” or “UBL”) consisted of one Series B Share and one Series L Share. Each B Unit (“B Unit” or “UBB”) consists of two Series B Shares.

In September 1997, we made an initial public offering of Units representing 17.25% of the outstanding Old Shares. Following such offering, the Control Trust held Units and B Units representing 68.0% of the outstanding Series B Shares.

In September 2006, we separate the UBL and UBB units trading on the Mexican Exchange into their component L and B Shares. The Series L Shares was converted into Series B Shares, on a one -to -one basis, thereby creating a single Share class, the Series B Shares, which represent our entire Common Stock This change did not modify the face value of the Shares. These Shares are trading on the Mexican stock market. The ADS still consist of twelve underlying Shares, but they are all Series B Shares, with full rights.

As of December 31, 2006, the Robinson Bours Stockholders owned B Shares representing 82.75% of the Series B Shares outstanding. As a result, the Robinson Bours Stockholders continue to have the power to control the Company.

Members of the Robinson Bours family, together with certain of our executive officers, hold a majority of the seats on our Board of Directors.

In April 2002, Javier Robinson Bours Castelo assumed the position of Chairman of the Board of Directors, replacing Enrique Robinson Bours Almada.

In November 1998, we approved a stock repurchase plan (the “Repurchase Plan”), which allows us to repurchase up to 3% of the total Shares outstanding and trading on the Mexican Stock Exchange (Bolsa Mexicana de Valores), in accordance with Mexican securities laws. To execute the Repurchase Plan, we created a reserve of Ps.292.9 million (expressed in constant pesos as of December 31, 2006), which reduced retained earnings on our balance sheet. As of May 31, 2007, currently we had repurchased zero Shares.

During 2003, we implemented two important projects to expand the facilities at our Northwest Complex and Yucatán Peninsula Complex to increase production capacity in our chicken business. Both of these projects were completed by the end of the third quarter of 2004. These facilities are ideally suited for the expansion projects due to their sanitary status and their geographical location. Both complexes were expanded to increase capacity by approximately 50%, which will increase opportunities for potential future exports as well as for meeting consumer demand in those regions and in other regions in México. The new facilities in both complexes have been equipped with the best technology available.

In July 2004, we reached an agreement for renting the farms of UPAVAT and UPATEC, a small producer of table eggs in the state of Puebla, south of México City, with a capacity of about 0.75 million of lying hens. This operation allows us to start the production of table eggs in southern México.

On June 29, 2005 we acquired certain assets of Grupo Sanjor, a private poultry company located in the Yucatan Peninsula, with production of approximately 300 thousand chickens per week and 100 thousand table egg laying hens, which allow us to reinforce our leadership in this region of the country.

In December 2006, we acquired most of the assets and working capital of “Del Mezquital” to start a new complex in the State of Sonora, located in northern México, close to the border of the United States.

In February 2007, we reached a business agreement with “Grupo Libra” a Company in Northeast of México that includes the buying of all their working capital and long term rent agreement of their facilities to strengthen our national presence.

Business Strategy

Over the past decade, we have substantially increased our chicken production, establishing ourselves in every major product category and distribution channel for chicken and expanding to cover a geographic market in México that is more widespread than any other chicken producer. We have also increased the efficiency of our production process and built a reputation for the freshness of our chicken products and quality of our customer service.

The Mexican poultry industry has experienced considerable consolidation in recent years, in which we have participated. We continue to evaluate possible acquisitions of other poultry producers or production facilities from time to time and may pursue certain opportunities consistent with our business strategy.

The key elements of our business strategy are as follows:

•
Increased market penetration through expanded distribution. We have an extensive distribution network, supported by our own transportation fleet, superior knowledge of existing wholesale channels and strategically located cold storage warehouses and facilities. We have substantially increased our distribution routes during the past years. We plan to continue to develop and improve our distribution network and systems in every product category and throughout our expanded geographic coverage in México.

•
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

•
Low-cost production and operating efficiency. We are among México’s lowest-cost producers and distributors of chicken, due in part to economies of scale and vertically integrated operations. We pursue on-going programs to increase operating efficiencies and reduce operating costs.

•
Continued brand differentiation. We have developed a brand image for premium fresh chicken and table eggs in México. Building on the success of our branded products to date, we seek to continue to promote our brand name through billboards, packaging, special publicity campaigns and through development of brand loyalty among wholesale and retail distributors.

Capital Expenditures

Over the last three years, we have financed our capital expenditures with resources generated by our operations. We made the following capital expenditures during the last three years:

•	In 2004, we made capital expenditures of Ps.471.2 million net, with which we:

•	continued to update our transportation fleet, farms, processing plants and feed mills;

•	improved and expanded our distribution network;

•	increased capacity projects in our Northwest and Yucatán Peninsula Complex; and

•	increased production capacity of table eggs in our Northwest Complex, at Mexicali, near the border with the U.S.

•	In 2005, we made capital expenditures of Ps.805.3 million net, with which we:

•	continued to update our transportation fleet, farms, processing plants and feed mills

•	increased the capacity and updated our rendering plants, which expenditures continue to the present; and

•	made the acquisition of certain assets of Grupo Sanjor.

•	In 2006, we made capital expenditures of Ps.863.2 million net, with which we:

•	continued to update our transportation fleet, farms, processing plants and feed mills, which expenditures continue to the present;

•	increased capacity, mainly for the production of live chickens and;

•	building of a new feed mill in the state of Aguascalientes.

Business Overview

Chicken Market

Mexican consumers value distinct characteristics in their chicken. Virtually all chicken sold by us and other major chicken producers in México is fresh. Fresh chicken is a central ingredient in many traditional Mexican dishes and it is the leading meat consumed in México according to data from UNA. Traditionally, value-added chicken, such as heat-and-serve products, frozen dinners, chicken nuggets and other similar foods, have found limited acceptance among Mexican consumers due to historical consumer preferences for fresh chicken.

In recent years, the value-added chicken line is growing rapidly; we participate significantly in the market and try to lead the supplying of these products. According to UNA value-added chicken products currently account for approximately 6.0% of the chicken sold in México.

Mexican consumers also generally prefer chicken with pronounced yellow skin pigmentation, a characteristic found mainly in our public-market and supermarket-broiler chicken products that we attain by including marigold extract in our chicken feed. We have also noticed an increased demand for smaller, whole, fresh chicken from various fast-food outlets, principally chicken roasting shops (rosticerías and asaderos), which have developed rapidly in recent years.

According to data obtained from the UNA, total Mexican chicken consumption per capita increased by 15.0% from 2002 to 2006. Chicken is the leading meat consumed in México, and it accounted for approximately 33.4% of all meat produced in México in 2006. The following table sets forth total Mexican production of chicken, pork and beef for 2002 to 2006:

Mexican Production of Chicken, Beef and Pork
(in thousands of tonnes)(1)

	2002	2003	2004	2005	2006
Chicken	2,187	2,290	2,390	2,498	2,592
Beef	1,451	1,496	1,543	1,559	1,602
Swine	1,085	1,100	1,150	1,088	1,102

(1) Source: UNA

The Mexican chicken industry, like chicken industries in other countries, is characterized by a long-term decline in real prices in real terms in conjunction with cyclical periods of higher profitability leading to overproduction followed by periods of lower prices and lower profitability. In 2002, chicken prices increased slightly by approximately 2.5% over 2001, as a result of the worldwide increase in the cost of feed ingredients at the end of the year. In 2003, chicken prices decreased by approximately 4.0% over 2002, mainly due to an oversupply in domestic production that was present mainly in the second half of the year and a decrease in the purchasing power of the average consumer. In 2004, chicken prices increased by approximately 6.7%, mainly as a result of an increase in the cost of the main feed ingredients worldwide, and a more normalized supply in México during the second half of the year. In 2005, chicken prices decreased by approximately 1.7%, mainly as a result of a decrease in the cost of the main feed ingredients worldwide, and a strong oversupply during the last quarter of the year. We believe that Mexican chicken prices may decline further in real terms and that prices for chicken may also vary cyclically. In 2006 prices declined 3.6% when compared to the previous year mainly as a result of an oversupply in the Mexican poultry market at the beginning of 2006.

We believe that changes in Mexican chicken consumption correlate closely with changing chicken prices and their effect on consumer purchasing power. Chicken per capita consumption increased 3.1% in 2002, 4.9% in 2003, 3.3% 2004, 3.5% in 2005 and 2.6% in 2006.

Chicken Products

Six main product categories exist for fresh chicken in México: live, public market, rotisserie, supermarket broiler, chicken parts and value-added products.

“Live” chicken is delivered alive to small independent slaughtering operations or to wholesalers that contract with independent slaughtering operations for processing. The freshly slaughtered chicken is then sold to chicken shops and other specialized retailers for sale to consumers and in some areas is sold directly to consumers by the slaughterhouse. According to UNA, live chicken accounts for approximately 27.0% by volume of the chicken sold by producers in México.

“Public Market” chicken is a whole broiler presented uneviscerated, generally sold within 48 hours after slaughter in public markets throughout México, but primarily concentrated in the México City metropolitan region. According to UNA, public market chicken accounts for approximately 24.0% by volume of the chicken sold by producers in México.

“Rotisserie” chicken is a whole broiler presented eviscerated and ready to cook. Rotisserie chicken is sold by wholesalers and directly by producers to small shops, stands (rosticerías or asaderos) and supermarkets, which cook the chicken and sell it whole and freshly cooked to the end-consumer, providing an economical form of fast-food. According to UNA, rotisserie chicken accounts for approximately 26.0% by volume of the chicken sold by producers in México.

“Supermarket Broiler” chicken is a fresh whole broiler presented with the edible viscera packed separately. In most cases it is sold directly by producers to supermarkets and, in some regions, to other independent food shops. Mexican consumers’ preference for freshness requires regular deliveries of chicken to supermarkets and other food shops. According to UNA, supermarket broiler chicken accounts for approximately 7.0% of the volume of the chicken sold by producers in México.

“Chicken Parts” refers to cut-up fresh chicken parts sold wrapped in trays or in bulk principally to supermarket chains, the fast-food industry and other institutional food-service providers. Producers generally sell directly to the supermarket chains and deliver the chicken directly to the outlet. Sales to the institutional market often require customized cutting and presentation. According to UNA, chicken parts account for approximately 10.0% by volume of the chicken sold by producers in México.

“Value-added Products” refers mainly to cut-up fresh chicken parts with a value-added treatment like marinating, either sold wrapped in trays or in bulk principally to supermarket chains. Producers generally sell directly to the supermarket chains and deliver the chicken directly to the store. Sales to the institutional market often require customized cutting and presentation. According to UNA, chicken parts account for approximately 6% by volume of the chicken sold by producers in México.

We sell value-added chicken products to supermarkets and other retailers. The following table sets forth, for the periods indicated, the sales volume in tonnes and as a percentage of the total volume of chicken sold for each of our principal lines of chicken products:

	Year Ended December 31,
	2002		2003		2004		2005		2006
	Volume	% of Total	Volume	% of Total	Volume	% of Total	Volume	% of Total	Volume	% of Total
	(thousands of tonnes, except percentages)
Public Market and Rotisserie	307.1	46.2	288.1	44.0	319.1	43.5	349.6	45.2	344.3	44.5
Supermarket Broiler, Chicken Parts and Other(1)	191.6	28.8	194.9	29.7	219.6	30.0	219.1	28.4	228.2	29.5
Live	166.7	25.0	172.5	26.3	194.4	26.5	204.3	26.4	201.2	26.0
Total	665.4	100.0%	655.5	100.0%	733.1	100.0%	773.0	100.0%	773.7	100.0%

(1) “Other” comprises sales of value-added poultry products, viscera and other products.

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

Chicken Marketing, Sales and Distribution

We have developed an extensive distribution system that we believe is the largest and most modern of any chicken or egg producer in México. We use various distribution channels in every major product category to service different market segments. We use our own fleet to transport the majority of rotisserie chickens, supermarket broilers and other chicken products to our customers. We try to cooperate with existing distribution channels and do not compete with wholesale distributors, except in areas where we supply our own distribution capacity where needed for market penetration.

We distribute products from our nine processing plants (located in Celaya, Culiacán, Puebla, Lagos de Moreno, Coatzacoalcos, Mérida, Gómez Palacio, Monterrey and Hermosillo) to our cold-storage facilities and warehouses, which serve as a midpoint in distribution to wholesalers and local customers. From our cold-storage facilities, we service wholesalers (who in turn deliver to their customers) and transport certain products directly to supermarkets and food-service operations. Our distribution infrastructure includes 60 cold-storage warehouses and facilities and a large fleet of vehicles. The decentralized sales force permits us to remain attuned to developments in the regions we serve and to develop close relationships with customers.

We have expanded our distribution network, which now covers almost all of México:

•	In 2002, we consolidated our presence in the northeastern part of the country, mainly in the state of Nuevo León, due to the consolidation of acquisitions, made at the end of 2001.

•
During 2003, we implemented two important projects to expand the facilities at our Northwest Complex and Peninsula Complex to increase production capacity in our chicken business. These facilities are ideally suited for the expansion projects due to their sanitary status and their geographical location. Both complexes were expanded in the third quarter of 2004 by approximately 50%, which increased opportunities for future exports as well as for meeting consumer demand in those regions and in other regions in México.

•	During 2004, we finished our projects to expand the facilities at our Northwest Complex and Peninsula Complex.

•	In 2005, we acquired assets of Grupo Sanjor, a private producer of chicken and table eggs located in the Yucatán Peninsula.

•	At the end of 2006, we acquired assets of “Del Mezquital,” a private broiler producer located in the state of Sonora.

•	At the beginning of 2007, we reached a business agreement with “Grupo Libra,” a chicken producer located in northeast México.

In the following paragraphs, we provide a description of our marketing, sales and distribution strategies for each of our major chicken products.

•
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

•
Public Market Chicken - We believe that we are the largest producer of public market chicken in México. We regularly sell to more than 50 of the approximately 200 whole fresh chicken wholesalers operating in the México City region. Most of our wholesale customers rely primarily on us for public market chicken, although we have no exclusive supply agreements. Our principal focus in this market has been to provide superior distribution and service to selected wholesalers in order to maintain and further develop loyalty. Public market chicken is ordinarily sold to consumers without any packaging or other identification of the producer, but our distribution system encourages wholesalers to sell to retailers from our own “Bachoco” trailers, reinforcing our reputation for freshness and efficiency of service and fostering brand loyalty among retailers. We believe we have developed excellent relationships with the wholesalers we serve.

•
Rotisserie Chicken -We sell rotisserie chicken directly to rosticerías, asaderos and supermarkets. We attribute the growth in our sales of rotisserie chicken in large part to the rapid growth of the market for freshly cooked chicken sold by rosticerías and asaderos and in the rotisserie sections of supermarkets. We expect this market to continue to grow because of an ever-increasing consumer demand for convenient, low-priced and high-quality fast food. Success in supplying rotisserie chicken depends on consistency and good service, and only larger producers with more modern processing facilities and distribution capacity can compete in this market. We expect to expand sales of rotisserie chicken by leveraging our increasingly developed transportation and distribution network.

•
Supermarket Broiler Chicken - We sell supermarket broilers, as well as chicken parts and eggs, directly to the principal supermarkets, convenience store chains and wholesale clubs in México. In order to build consumer loyalty for our supermarket broiler chicken, we emphasize our brand image as well as our superior service, reinforced by frequent delivery to ensure freshness. Each chain negotiates purchases centrally, but we deliver directly to every point of sale, ordinarily at least once every 48 hours. We believe that we lead the market in frequency of deliveries to supermarkets.

•
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

•
Value-Added Products -Mexican consumers have a greater preference for fresh chicken than their U.S. counterparts. Frozen, heat and serve and other further processed poultry products make up only a small proportion of total Mexican poultry consumption today. Demand for these kinds of fresh products is growing rapidly. The potential for substantial growth in this market is large and we believe that our distribution network, our large market share for supermarket chicken sales, our brand name and our experience in a wide range of existing Mexican distribution channels will be important competitive strengths in this area.

Sales of our fresh value-added products increased approximately 12% over 2005 sales. We are moving to produce and introduce various value-added products in México, which we have developed in accordance with Mexican customer preferences. We will continue to do so, as this market grows.

Table Eggs

According with the UNA, México has the largest per capita consumption of table eggs in the world with 22.1 kilograms per capita a year. Mexican egg consumption per capita increased 8.3% from 2002 to 2006. This high level of consumption is due in part to the fact that eggs are among the cheapest sources of protein in México.

The Mexican table egg industry is more fragmented than the chicken industry but has experienced some degree of consolidation in recent years, including acquisitions made by us. According to UNA, the ten largest producers of table eggs in México now account for approximately 43.0% of the market.

Eggs in México have traditionally been distributed in large 360-egg cases through wholesalers to retailers. The retailers, which are typically small grocery shops, sell the eggs by weight to consumers. At present, approximately 21% of the eggs sold in México are sold in packaged form, 9% are sold in processed form and approximately 70% are sold in bulk to wholesalers. The sales trend in recent years has been moving towards packaged and processed egg sales. We expect that the convenience, the development of brand loyalty and the growth of supermarket chains will contribute to the continuance of this trend toward packaged eggs.

Bachoco is the second largest producer of table eggs in México with 8% of the market. We sell both brown and white eggs. We are the largest producer of brown eggs in México. Our marketing efforts for egg products focus on increasing our brand recognition.

The branded carton of brown eggs is a premium product in the Mexican market. We believe that brown eggs are less vulnerable to price fluctuations than white or unbranded eggs, because consumers perceive them to be of higher quality. Brown eggs command a small premium over white eggs.

In some regions, however, we have reallocated part of our production from brown eggs to white eggs due to local market preferences.  Our marketing strategy in the eggs business is to gradually move from bulk to packaged white eggs. Packaged eggs are less vulnerable to price fluctuation and create brand loyalty.

In 2004, we started to build new farms to increase production capacity of table eggs in our Northwest Complex, at Mexicali, near the U.S. border. We completed this project in the second half of 2005.

We have designed our egg distribution system to transport eggs from our laying farms at Celaya, Los Mochis, Ciudad Obregón, Mexicali, Tecamachalco and La Laguna regions to customers in all sales regions. We sell packaged eggs directly to all of the principal supermarket chains in México, with daily deliveries directly to their outlets.

Seasonality

Our sales are moderately seasonal, with the highest levels of sales, in general, in the second and fourth quarter due to higher chicken consumption during the holiday season and lower sales levels earlier in the year during Lent (particularly in the week prior to Easter).

Balanced Feed

According to Consejo Nacional de Fabricantes de Alimento Balanceado y de la Nutricion Animal, A.C) (”CONAFAB”) , Mexican production of balanced feed increased from 21.2 million tonnes in 2000 to 24.6 million tonnes in 2005. In 2005, México was ranked the fourth largest producer of feed in the world and the second largest in Latin America.

Local production is composed of commercial and integrated manufacturers. Commercial manufacturers produce for the market, while integrated manufacturers mostly produce for themselves and occasionally for other producers. Integrated producers account for approximately 64.4% of total production. Imports of feed come almost entirely from the United States and represent approximately 1.4% of the total consumption in México.

We entered the feed business as a result of our acquisition of Grupo Campi at the end of 1999. We sell to small livestock producers and through a network of small distributors located mainly in central and southern México. We have benefited from economies of scale and synergies derived from producing feed both for our own internal consumption and for sale to third parties. Currently, we have four feed plants dedicated to produce balanced feed to third parties. We estimate that our balanced feed business comprises approximately 5.4% of the market share of the commercial (non-integrated) balanced feed business in México.

Swine

We purchase breeder swine live from the United States and breed them at facilities in Navojoa. We then raise swine to maturity at our farms in Celaya and three other locations in México. Mature swine is sold on the hoof to Mexican swine meat packers for the production of pork products. In 2002, our swine prices decreased by 21.3% as a result of an oversupply in the swine market due primarily to increased imports from the United States. In 2003, swine prices began to recover, increasing by7.0%, due mostly to the fact that there was very modest growth in domestic production and imports. In 2004, our swine prices increased by more than 20.0% as a result of an increase in the cost of feed ingredients and a more normalized supply and imports, and, during 2005, our swine prices decreased 9.0% due to larger supplies in the Mexican market which continued in 2006 where prices went down about 11.9%. Traditionally, Mexicans consume less swine and swine products than chicken and eggs.

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

At present, we take advantage of lower-cost feed ingredients from Mexican sources, when available. In 2006, we obtained approximately 31.3% of our total grain needs from the domestic market. We believe that the quality of local feed ingredients, particularly sorghum, is superior to that of imported feed ingredients. In addition, the use of local feed ingredients allows us to save on transportation costs and import duties. However, in southern México where Grupo Campi’s complexes are located, domestic crops and feed ingredients are not available. As such, these complexes use mainly imported grain. We may, from time to time, engage in hedging of our feed costs in the future.

Competition

Chicken

According to the UNA, we are México’s largest chicken producer. We face significant competition from other producers in all of the markets in which we sell our products. When combined with our two largest vertically integrated competitors, we account for approximately 54.0% of total Mexican poultry production; the balance is distributed among approximately two hundred small- and medium-sized integrated and non-integrated producers. The major producers, including Bachoco, have substantial cost advantages over smaller, non-integrated producers arising from economies of scale and control of feed preparation. To varying degrees, each of these companies has substantial financial resources and strengths in particular product lines and regions. We believe, however, that we have substantial competitive strengths over our competitors, including a broader range of chicken products and broader geographic coverage.

Furthermore, there are considerable barriers to entry into large-scale chicken production and distribution in México, including, among others, the consumer preference for fresh chicken, the weaknesses of transportation infrastructure and varying regional consumer preferences among the various product categories. The channels for distribution of chicken products, in particular, are highly specialized and varied, and they call for in-depth experience in market practices.

Nonetheless, we expect that we will continue to face strong competition in every market and that existing or new competitors are likely to broaden their product lines and to extend their geographic coverage.

Poultry producers in the United States have developed low-cost production techniques and have been successful in exporting primarily frozen and value-added poultry to other countries, especially in periods of overcapacity in the United States. As tariff barriers have declined under NAFTA, we have experienced increased competition from U.S. poultry producers. According to UNA, in 2006, imports of poultry products increased 17.6% in volume over imports in 2005. This increase was caused in part by a strong demand in México, and the elimination of temporary bans of imports by sanitary and health authorities. Mechanically de-boned poultry accounted for approximately 40.0% of the imports.

We expect that competition from U.S. exporters will continue to increase. However, Mexican consumer acceptance of frozen poultry products is still low, and we do not anticipate significant growth in the near future.

Table Eggs

We are one of the largest producers of table eggs in México, with approximately 6.2% of total Mexican egg production at the end of 2006.

Balanced Feed

Of the registered producers of feed in México, integrated firms produce approximately 64.4% of total production for their internal use, and the remaining 35.6% is produced for sale to third parties. We estimate a market share of approximately 5.4% in our feed product line.

Swine

The Mexican swine industry is highly fragmented, and no producer has more than 15.0% of the market. On December 31, 2006, we had less than 1.0% of the Mexican market share in swine. U.S. producers already compete in this market in México because tariff barriers on swine are moderate.

Mexican Regulation

Mexican Import Regulation and Price Controls

As required by NAFTA, the Mexican government eliminated all permanent quotas and tariffs on poultry, table eggs and swine in January 2003. With certain specific exceptions described below, there are now no quotas or tariffs on imports of poultry, eggs and swine from the United States. We expect the elimination of these trade protections to stabilize the level of imports over time and to permit improved private control over imports, which may result in increased competition from importers.

The pre-2003 scheme of quotas and tariffs, which has now been eliminated, was as follows:

•	The quota for chicken was 120.3 thousand tonnes, which represents 5.7% of national consumption. Above the quota, imports were taxed ad valorem at 49.4%.

•
Within the chicken quota, there were sub-quotas for whole chicken (16.6 thousand tonnes), poultry parts (31.6 thousand tonnes), whole turkeys, turkey parts, and de-boned chicken. Imports above the quota were also taxed at 49.4%. There was no quota amount for value-added chicken; all imports were taxed at 49.4%.

•	The quota for eggs was 8.2 thousand tonnes, which is less than 1% of national consumption. Imports above the amount were taxed at 9.5% ad valorem.

•
Imports of swine were subject to a quota of 80.3 thousand tonnes of fresh, frozen and chilled meat, but were also taxed 2% on amounts below the quota. Amounts above the quota were taxed at 10% in 2002.

Import limits and short-term tariffs that remain after January 2003 are as follows:

The Mexican government has put in place a number of short-term tariffs and import limits on poultry, eggs and swine:

•
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

•	According to the safeguard, for 2006 the tariff in effect was 39.5% for imports of chicken leg quarters above the quota of 103 tonnes.

In addition to NAFTA, México has entered into free trade agreements with several other countries including Chile, Europe, Colombia and Venezuela. Although such agreements may result in lower tariffs on our own products, we believe that imports from such countries will not increase substantially in the future due to high transportation and distribution costs.

Antitrust Regulations

The Ley Federal de Competencia Económica (“Mexican Economic Competition Law”), which took effect on June 22, 1993, regulates monopolies and monopolistic practices. Under this law, all companies (including Bachoco) are required to notify the Comisión Federal de Competencia (“Federal Competition Commission”) of all proposed transactions exceeding specified threshold amounts as set forth in the Mexican Economic Competition Law. The Federal Competition Commission can impose conditions on, and prevent or unwind, any such transactions by Mexican companies. We have complied with all requirements under this law.

Environmental and Sanitary Regulation

Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The principal laws are Ley General de Equilibrio Ecológico y Protección Ambiental (General Law of Ecological Balance and Environmental Protection—the “Environmental Law”) and Ley de Aguas Nacionales (“National Waters Law”). The Secretaría del Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources, or “Semarnat”) administers the Environmental Law, and Comisión Nacional del Agua (“National Water Commission”) administers the National Waters Law.

The Environmental Law regulates water pollution, air pollution, noise control and hazardous substances. Semarnat can bring administrative and criminal proceedings against companies that violate environmental laws, and after certain administrative procedures, it also has the power to close non-complying facilities. Every company in México is required to provide Semarnat with periodic reports regarding compliance with the Environmental Law and the regulations thereunder.

The level of environmental regulation in México has increased in recent years, and enforcement of the law is improving. We expect this trend to continue and to intensify with international agreements between México and the United States.

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

The production, distribution and sale of chicken, eggs and swine are subject to Mexican federal and state sanitary regulations. The principal legislation is Ley General de Salud (“General Health Law”) and Ley Federal de Sanidad Animal (“Federal Animal Health Law”). The Federal Animal Health Law was enacted in 1993, and, since then, we have been working closely with Mexican authorities to develop regulatory standards and inspection methods for chicken processing. Currently, Mexican authorities do not monitor production or inspect products to the same degree as sanitary authorities in other countries, such as the USDA in the United States. However, we believe that we are in compliance with all applicable sanitary regulations.

Organizational Structure

We are a holding company with no operations other than holding the stock of our subsidiaries, all of which are incorporated in México, and engaging in transactions with our subsidiaries. Our principal operating subsidiary is BSACV, which owns our principal operating assets, and which accounted for 93.4% of consolidated total assets as of December 31, 2006, and 88.1% of our consolidated revenues for the year ended December 31, 2006. All of our subsidiaries are directly owned by us in the percentage listed below. None of these subsidiaries have any subsidiaries of their own.

The following table shows our main subsidiaries as of December 31, 2004, 2005 and 2006:

	Percentage Equity Interest
	2004	2005	2006
Acuícola Bachoco, S.A. de C.V.	100	100	100
Aviser, S.A. de C.V.	100	100	100
Bachoco, S.A. de C.V. (“BSACV”)	100	100	100
Campi Alimentos, S.A. de C.V.	100	100	100
Huevo y Derivados, S.A. de C.V.	97	97	97
Operadora de Servicios de Personal, S.A. de C.V.	100	100	100
Pecuarius Laboratorios, S.A. de C.V.	64	64	64
Secba, S.A. de C.V.	100	100	100
Sepetec, S. A. de C.V.	100	100	100
Servicios de Personal Administrativo, S.A. de C.V.	100	100	100
Induba Pavos, S.A. de C.V.	-	-	100

In November 2004, the Company acquired all the Shares of Secba, S.A. de C.V. from a related party for Ps.15 million. As of the date of acquisition, the figures of Secba, S.A. de C.V. have been consolidated with the Company’s figures. The excess of the purchase price paid over the book value of this investment amounted to Ps.0.3 million, which was recorded in other income.

Induba Pavos, S.A. de C.V. was created in December 2006 and is a 100% owned subsidiary of Bachoco.

Property, Plants and Equipment

Our production and storage facilities are located throughout the regions we serve in order to ensure freshness and minimize transportation time and costs. The most extensive facilities are grouped in nine complexes that include farms and processing plants. The largest of our complexes is in Celaya, where we have broiler grow-out farms, a broiler processing plant and egg production farms. The complex at Culiacán includes broiler grow-out farms and a broiler processing plant, as do the complexes located in Puebla, Lagos de Moreno, Coatzacoalcos, Mérida, Hermosillo and Monterrey. There are smaller egg production farms at Los Mochis, Ciudad Obregón and Mexicali. In Gómez Palacio, Durango, we have a complex which consists of broiler grow-out farms, a broiler processing plant and egg production farms representing nearly half of our total egg production capacity.

The following table summarizes the types and number of each type of our production facilities as March 2007:

Bachoco Production Facilities

Type	Number
Chicken breeding farms	159
Broiler grow-out farms	479
Broiler processing plants	9
Egg incubation plants	21
Egg production farms	100
Swine breeding farms	1
Swine grow-out farms	12
Feed mills	17
Further process plants	4

On September 22, 2002, Hurricane Isidore hit the Yucatán Peninsula and affected approximately 60% of our chicken growing farms in the region. The remainder of our facilities in the area, including a poultry processing plant, feed mills, breeder farms and incubator plants, suffered minor damages. The chicken growing farms in this region represented approximately 7% of our total capacity in our chicken business. We were able to divert products from our other facilities to maintain a consistent level of service to our customers in this region.

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

On September 16, 2006, Hurricane Lane, hit the southern part of the state of Sinaloa affecting some of our chicken growing farms in that region. We were able to keep a proper supply to our customers in that region from our other complexes.

We operate 17 feed mills for our own chickens, feed sales to third parties and egg and swine operations. The total production capacity of our feed plants is approximately 365,000 tonnes per month. We estimate that we are the largest producer of animal feed in México.

Our other facilities include two poultry manure-processing plants. Our headquarters are located in Celaya Guanajuato, México, and we have 60 sales centers throughout the regions we serve. While we own most of our facilities, we lease a limited number of farms and sales centers. We also employ a network of contract growers.

Our fleet of trucks carries feed from feed mills to farms, live chicken from farms to processing plants, day-old chickens from egg incubation plants to farms, eggs from farms to distribution centers and, ultimately, products from distribution centers to customers.

ITEM 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our Consolidated Financial Statements. The Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 17 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of total stockholders’ equity, net income and operating income, a consolidated statement of changes in stockholders’ equity and a condensed statement of cash flows under U.S. GAAP as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006.

In accordance with Mexican GAAP rules on price-level restatement of financial statements, the financial statements included with this disclosure recognize certain effects of inflation. In addition, the financial statements and, unless otherwise specified, the other financial data included herein are restated in constant pesos as of December 31, 2006. The effects of price-level restatement in accordance with Mexican GAAP have not been reversed in the reconciliation to U.S. GAAP.

General

In the following discussion we describe various trends and how they affected our results of operations for the years ended December 31, 2004, 2005 and 2006.

Mexican Economic Conditions

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

In 2006, the Mexican economy showed signs of volatility during the first part of the year, before the president election. After the election the economy showed stability with an annual inflation rate of 4.1% and a reasonably stable peso-dollar exchange rate with a final depreciation of the peso against the dollar of 1.6%, as compared to the end of 2005. Rates on 28-day Cetes decreased to an average of 7.2% for the year.

In addition to the effects that the Mexican economy has on our business and results of operations, Mexican political events may significantly affect our operations and the performance of Mexican securities generally. See Item 3, “Key Information—Risk Factors.” A downturn in México’s economic conditions, civil unrest or other adverse social, political or economic developments in or affecting México could adversely affect our business, results of operations, financial condition, ability to obtain financing and prospects for future business.

The Mexican economy and financial and securities markets are, to varying degrees, influenced by economic conditions in other countries. Economic or financial conditions in one country or region may undermine investors’ confidence in other countries, such as México, and decrease the attractiveness of securities investments in such countries. See Item 3, “Key Information — Risk Factors.”.

Effects of Economic Conditions on the Company

Mexican economic conditions have had an important impact on México’s chicken market. Feed costs constitute a substantial portion of the cost of goods sold and are priced with reference to U.S. dollars. We use financial instruments to mitigate the cost of goods sold in currencies other than Mexican pesos. See Note 2-q of the Consolidated Financial Statements. In 2003, average producer prices increased significantly by 10.6%, due primarily to an increase in raw materials prices during most of the year. In 2004, average producer prices increased by 6.7%, due mainly to strong increases in the cost of feed ingredients, in particular soybean meal, and a moderate increase of supply in the Mexican market. In 2005, average producer prices decreased by approximately 1.7%, mainly as a result of a decrease in the cost of the main feed ingredients worldwide, and a strong oversupply during the last quarter of the year. In 2006 average producer prices decreased by approximately 3.0% mainly from oversupply conditions in the market during the first part of the year and as market conditions return to more normalized levels as compared with the first three quarters of 2005.

As of December 31, 2006, we have an outstanding total indebtedness of Ps.43.6 million all denominated in Mexican pesos. In 2006, we had foreign exchange gain of Ps.39.3 million due to fluctuations of the peso against the U.S. dollar, as compared to a foreign exchange loss of Ps.60.0 million in 2005 and a foreign exchange gain of Ps.48.4 million in 2004.

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

Volume of Chicken Sold

The volume of our chicken sold decreased by 1.5% in 2003, increased by 11.8% in 2004, increased by 5.5% in 2005 and increased 0.1% in 2006.

The decrease in volume in 2003 was mainly due to the effects of Hurricane Isidore on our Peninsula Complex during most of the year.

The increase in 2004 was due mainly to the completion of growing projects in our Northwest and Peninsula complexes, and productivity improvements in the rest of our operations.

The increase in 2005 was due mainly to productivity improvements achieved by the Company and the Sanjor acquisition in the second quarter of the year.

The increase in 2006 was due mainly to productivity improvements, offset by the negative effects Hurricane Lane on our Northwest Complex during the second half of the year, and a reduction in yield as the Company moves to offering value-added products.

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

In 2005, our chicken prices increased 1.6%, as a result of a strong demand in the first three quarters of the year, partially compensated by weak prices in the last quarter of the year.

In 2006, our chicken prices decreased 3.7% due to oversupply in the market, in the first part of the year, and a lower more normalized historical demand compared to 2005.

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

In 2006, our egg prices increased 3.9% compared to 2005, as a result of a more stable supply.

Bachoco continues to work to improve its sales mix by introducing a packaged product with brand identification with better profit margins.

In 2003, swine prices began to recover, increasing by 7.0%, due mostly to very modest growth in domestic production and imports.

In 2004, our swine price increased by 25.8% as there was only a moderate supply in the Mexican market.

In 2005, our swine prices decreased by 9.0% as imports into México increased.

In 2006, our swine prices declined 11.9% as a result of greater competition from imports and a more fragmented Mexican market.

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

At present, Mexican feed prices tend to parallel U.S. and international prices. In 2002, the percentage of grain purchased from local markets fell to 30%, with the remaining imported primarily from the United States. In 2003, the percentage of grain purchased from domestic markets was 38%. In 2004, it was approximately 35%, in 2005 it was 30% and in 2006 it was 31.3%.

Due to low inventories worldwide at the end of 2003 and during most of 2004, soybean meal reached historically high prices worldwide. Consequently, the price of other sources of protein, including grain, increased. As a result, the cost of our feed increased substantially. It was not possible for us to pass these increases to our customers, leading us to poor results during the first part of the year. In the second part of the year, mainly in the last quarter, prices resumed more normalized levels, allowing us to improve our results. In 2005, prices of our raw materials were on the average lower compared to 2004; during the year prices were rather constant with a slight trend to increase during the second part of the year.

During the second part of 2006, international corn prices increased significantly as a result of lower inventories and increases in alternative uses of corn, such as ethanol production.

In recent years, reductions in tariffs under NAFTA have generally resulted in reductions of our costs of importing feed ingredients.

Acquisitions & Dispositions

Our operations have been affected during the periods we discuss herein, by a series of acquisitions and production arrangements that we have made in recent years:

•
During 2002, our acquisitions contributed to the expansion and consolidation of our leadership position in the egg and chicken industries in México. Through these acquisitions, we expanded our distribution network throughout almost the entire country and increased our market presence in both La Laguna and the northeastern regions of México. We financed these acquisitions through our own working capital resources.

•
During 2003, we implemented two important projects to expand the facilities at our Northwest Complex and Peninsula Complex to increase production capacity in our chicken business. Both complexes were expanded to increase capacity by approximately 50% and were completed by the third quarter of 2004.

•
In July 2004, we reached an agreement for renting the facilities of UPAVAT and UPATEC, a small producer of table eggs in the state of Puebla, south of México City, with a annual capacity of about 0.7 million of lying hens.

•
In November 2004, the Company acquired all the shares of Secba, S.A. de C.V., from a related party for Ps.15.0 million. As of the date of the acquisition, the figures of Secba, S.A. de C.V. have been consolidated with the Company’s figures. The excess of the purchase price paid over the book value of this investment amounted to Ps. 0.3 million and was recognized in other income.

•
In June 2005, the Company acquired certain assets of Sanjor, a private poultry company located in the Yucatán Peninsula, with production of approximately 300 thousand chickens per week and 100 thousand table egg laying hens, which allow us to reinforce our leadership in this region of the country.

•
In December 2006, the company starting operations at a new complex in the state of Sonora by acquiring the farms from and leasing the processing plant and feed mill of “Del Mezquital Alimentos” in accordance with our strategic plans.

•
In February 2007, the Company reached a business agreement with “Grupo Libra” a company located in northeast México. The agreement establishes a rent scheme of the facilities, which include breeders and chicken farms with a capacity of approximately 3.0 million chickens per cycle, along with a slaughter plant, and a processing center. In addition, Bachoco acquired all of Grupo Libra’s working capital and brands.

Summary of Results of Operations

The following table sets forth selected components of our results of operations as a percentage of net revenues for each of the periods indicated:

	Year Ended December 31,
	2004	2005	2006
	(percentage of net revenues)
Net revenues	100.0%	100.0%	100.0%
Cost of sales	(81.1)	(71.9)	(77.5)
Gross profit	18.9	28.1	22.5
Selling, general and administrative expenses	(12.5)	(12.8)	(13.3)
Operating income	6.4	15.2	9.2
Comprehensive financing (cost) income	(0.5)	(0.5)	0.4
Income tax, asset tax and employee profit sharing	(0.8)	(2.4)	(3.9)
Net income	5.3	12.2	5.8

The following table sets forth, for each of the periods indicated, our net revenues of chicken, feed, eggs, swine and other products as a percentage of total net revenues in each period:

	Year Ended December 31,
	2004	2005	2006
	(percentage of net revenues)
Chicken	78.5%	80.1%	77.6%
Feed	6.6%	7.2%	9.0%
Eggs	10.9%	8.7%	9.2%
Swine and Others	4.0%	4.0%	4.2%
Total	100.0%	100.0%	100.0%

Results of Operations for the Years Ended December 31, 2005 and 2006

General

In 2006, the Mexican economy showed signs of stability: GDP grew by 4.8%, an annual inflation was 4.1% and the peso-dollar exchange rates was reasonably stable with a final depreciation of 1.6% of the peso against the dollar at the end of the year, as compared to 2005.

According to UNA, the production volume of the Mexican chicken industry grew approximately 3.7% in 2006. Consumer preference for healthier products, income increases per capita, and chicken as a low-cost protein alternative to other meat sources, have all had a favorable effect on per capita poultry consumption in the country.

With respect to the egg industry, domestic production increased by almost 1.3%, which contributed to the excess supply in the market during the year.

We were able to increase our sales volume in all our main product lines. We sold our entire production and achieved an operating margin of 9.2%.

Net revenues

Consolidated net revenues during 2006 amounted to Ps.15.0 billion, compared to $15.1 billion reported in 2005 a 0.4% decrease. This was mostly due to decrease in the sales of chicken, our main product line.

Our chicken sales decrease by 3.5% due to an decrease in price of 3.6%, while volume increased smoothly by 0.1%, mainly as a result of conditions going back to normal, compared to the previous year.

Our revenues from egg sales increased by 5.9% in 2006, as a result of a 3.9% price increase, and 1.9 % increase in volume, due to more stable supply and prices in the year throughout the industry.

In 2006, there was a significant growth in sales of 25.4% of balanced feed, while the volume achieved 24.3% compared to 2005. This was the result of focused strategies that Bachoco has implemented in this line of business.

We recognized Ps.10.5 million in our 2006 revenue as a result of fair valuing part of the Company’s inventories, see Note 2-i, and 4-b in our audited financial statements.

Cost of sales

The consolidated cost of sales in 2006 was Ps.11.6 billion, representing an increase over 2005 of Ps.0.79 billion, or 7.3%, as a result of higher costs in raw materials, particularly during the second half of the year.

Gross profit

Bachoco’s gross profit reached Ps.3.4 billion during 2006, a decrease of 20.2% compared with the previous year. Gross profit, as a percentage of net sales, was 22.5%, compared to 28.1% reached in 2005. The decline was mostly due to cost increase and a decrease in sales.

Sales, general and administrative expenses

Sales and administrative expenses in 2006 amounted to Ps.2.0 billion. This represents an increase of only 3.3% over 2005 and is mainly attributable to sales expenses due mainly to delivering product to more points of sales.

Operating income

Consolidated operating income in 2006 totaled Ps.1.4 billion, a decrease of 40% over the previous year’s results, largely due a lower gross profit and higher operating expenses. The operating margin for the year was 9.2% compared to 15.2% in 2005.

Comprehensive cost of financing

Comprehensive financing income (cost) represents the net effect of interest expense, interest income, foreign exchange gain (loss) and gain (loss) on net monetary position, which arises from the effect of inflation on the average net balance of monetary assets and liabilities. Comprehensive financing cost had a positive impact (gain) of Ps.59.2 million in 2006 compared with a cost of Ps. 71.3 million in 2005.

This change was due mainly to a net gain in foreign exchange of Ps. 39.1 million achieved through greater efficiency in buying US dollars needed for our normal operations and a larger net interest income due to higher level of cash, partially offset by a higher loss on net monetary positions since the inflation rate was higher in 2006.

Other income, net

Other income, net represented a net gain of Ps.22.0 million in 2006 as compared to a net expense of Ps.21.7 million in 2005. Other income, net in both 2006 and 2005 was attributable mainly to sales of used equipment, income from government supports and miscellaneous services. It represented a net gain of Ps.22.0 million in 2006 as compared to a net expense of Ps.21.7 million in 2005. This variation was mainly due to better results of used equipment less amount of obsolete inventories and larger government supports.

Income before provision for income tax, asset tax, employee profit sharing

Income before provision for income tax, asset tax, employee profit sharing and cumulative effect of accounting change decreased in 2006, from Ps.2,199.0 million to Ps.1,455.9 million, due primarily to a decrease in operating income.

Net income

Net income for 2006 decreased to Ps.874.3 million compared to Ps.1,841.1 million reached in 2005. This result includes a Ps.324.2 million decrease due to deferred taxes as a result of rate changes in the taxation of the Mexican agricultural and livestock sector, in place as of 2007. This change had no effect on the Company’s cash flow.

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

Net revenues

Consolidated net revenues during 2005 amounted to Ps.15.0 billion, an increase of Ps.0.8 billion (or 5.3%), from Ps.14.3 billion in 2004. This increase was mostly due to increases in the sales of all our main product lines, which resulted from increases in volume and prices of those lines.

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

We recognized Ps.27.1 million in our 2005 revenue as a result of fair valuing part of the Company’s inventories, see
Note 4-b.

Cost of sales

The consolidated cost of sales in 2005 was Ps.10.8 billion, representing a decrease over 2004 of Ps.08 billion, or 6.6%, as a result of lower costs of our main feed supplies compared to 2004, and also the Company’s ongoing efforts to improve efficiency in all its processes.

Gross profit

Bachoco’s gross profit reached Ps.4.2 billion during 2005, a significant improvement when compared with Ps.2.7 billion reached in 2004. Gross profit, as a percentage of net sales, was 28.1%, compared to 18.9% reached in 2004. The increase in our gross profit and profit margins resulted mainly from a decline in costs and an increase in volume sold.

Sales, general and administrative expenses

Sales and administrative expenses in 2005 amounted to Ps.1.9 billion. This represents an increase of only 8.3% over 2004. The increase was used to market and distribute the larger volume sold of our products. As a percentage of net revenues, selling, general and administrative expenses increased to 12.8% in 2005, compared to 12.5% in 2004.

Operating income

Consolidated operating income in 2005 totaled Ps.2.3 billion, an increase of 149.7% over the previous year, as a result of an increase in sales and a decrease in the cost of sales. The operating margin was 15.2% in 2005 compared to 6.4% in 2004.

Comprehensive cost of financing

Comprehensive cost of financing had negative impact (loss) of Ps.71.3 million, as a result of a foreign exchange loss, loss in the monetary position and financial expenses that were partially offset by larger financial products.

Other income, net

Other income net represented a net expense of Ps.21.6 million in 2005 as compared to a net income of Ps.33.2 million in 2004. Other income net in both 2005 and 2004 was attributable mainly to sales of used equipment, income from government supports and miscellaneous services.

Income before provision for income tax, asset tax, employee profit

Income before provision for income tax, asset tax, employee profit sharing and cumulative effect of accounting change increased more than double reached in 2004, from Ps.874.2 million in 2004 to Ps.2,198.9 million in 2005, due primarily to an increase in operating income.

Net income

Net income for 2005 increased more than twice, to Ps.1,841.1 million compared to Ps.759.8 million in 2004. The increase was mainly due to better operating results. We increased our net income in 2005 by Ps.18.8 million derived from the elimination of goodwill amortization.

Income Tax, Asset Tax and Employee Profit Sharing, Year 2006

For a more detailed discussion on this topic, please see Note 14 of our Consolidated Financial Statements. We and each of our subsidiaries file individual tax returns and may be subject to different tax regimes.

In December 2004, a reduction in the 33% general income tax rate was approved, so that the rate was 30% in 2005, and 29% in 2006 and will be 28% in 2007 and succeeding years.

The Simplified Regime taxed corporate income at a rate of 35% for 2002, with a gradual yearly decrease of one percent, until the tax rate was reduced to 29% in 2006; however, companies subject to the New Simplified Regime also received reductions on the above corporate rates, so that companies under this regime had an effective tax rate of 16% for 2004, 2005 and 2006.

As of January 1, 2006, the tax rate for taxpayers that pay income tax under the New Simplified Regime was determined by applying the reduction of 44.83% in 2006, to the regular income tax rates of 29%, resulting in the fixed rate of 16%.

In 2006 changes were made to Mexican Law that will increase the tax rate from 16% to 19% for 2007. This charge resulted in a charge of Ps.324.2 millions to income, reflected in deferred taxes.

In addition to income tax, we, along with our subsidiaries, are also subject to an alternative minimum tax known as “asset tax,” which is assessed on the average value of most assets, net of certain liabilities. The general asset tax rate is 1.8%; BSACV is subject to a 0.9% rate pursuant to the New Simplified Regime (unchanged from the Simplified Regime). We benefit from special rules that exclude a number of assets from the asset tax and from tax incentives in connection with certain of our investments. We (together with our subsidiaries) are subject to asset tax if the amount of asset tax exceeds the computed income tax liability. Asset tax can be credited against income tax in subsequent years (up to ten years). The asset tax in 2004, 2005 and 2006 amounted to Ps.13.7 millions, Ps.20.6 million and Ps.27.2 million, respectively. In each of the three years we credited against these amounts the income tax paid in such years of Ps.11.5 million, Ps.17.6 million and Ps.24.8 million, respectively.

As of December 31, 2006, we had Ps.13.4 million in asset tax credits.

In 2006, we recognized a total income tax and asset tax charge of Ps.577.4 million, compared to a total income and asset tax charge of Ps.354.5 million in 2005 and Ps.111.2 million in 2004, due to larger deferred tax due to the tax rate increase for 2007. (See Note 14 of the Financial Statements).

Neither Industrias Bachoco, S.A.B. de C.V. nor BSACV have employees, but each of our other subsidiaries is required under Mexican law to pay employees, in addition to their compensation and benefits, profit sharing in an aggregate amount equal to 10% of such subsidiary’s taxable income subject to certain adjustments. (See Note 14-e of the Financial Statements).

Liquidity and Capital Resources

Our working capital (current assets less current liabilities) increased year-over-year from Ps.4.9 billion on December 31, 2005 to Ps.5.5 billion on December 31, 2006. We believe that our working capital is sufficient for our present requirements.  The ratio of current assets to current liabilities on December 31, 2006 was 5.9.

Cash and cash equivalents were Ps.3.5 billion on December 31, 2006, representing an increase of Ps.157.9 million from the previous year primarily due to cash generated by operations.

Inventories were Ps.2.1 billion as of December 31, 2006, representing an increase of Ps.438.8 million from the previous year.

Total debt, including the current portion of long-term debt, equaled Ps.43.6 million as of December 31, 2006, a decrease of Ps.106.9 million from December 31, 2005.

Stockholders’ equity increased to Ps.13.6 billion on December 31, 2006 from Ps.13.0 billion on December 31, 2005.

Long-term debt on December 31, 2006 represented 0.3% of our capitalization, as compared to 0.4% on December 31, 2005.

In 2006, capital investments amounted to Ps.863.2 million, all of which were financed from resources generated from our own operations. These capital investments were used mainly to finance productivity projects, production growing capabilities and infrastructure maintenance to keep facilities in good operating conditions.

We are a holding company with no significant operations of our own. We will have distributable profits and cash to pay dividends only to the extent that we receive dividends from our subsidiaries, principally BSACV. The amount of dividends payable by our subsidiaries and us is also subject to general limitations under Mexican corporate law.

We expect to finance our capital expenditures and debt service obligations from our current liquidity and capital resources, cash flows and from additional borrowings from our existing sources of debt financing, although we will also consider other sources of debt financing if they are available on advantageous terms. For a discussion of our use of hedging instruments, please see Item 8 below.

Our major categories of indebtedness included the following:

•	As of December 31, 2006, we did not have notes payable to banks.

•	Long-term debt to banks, as of December 31, 2006, was Ps.34.2 million outstanding (excluding current portion). The weighted average interest rate on long-term debt was 9.26%.

The following table summarizes certain contractual liabilities as of December 31, 2006. The table does not include short-term debt, accounts payable or pension liabilities.

	Payments Due by Period (millions of constant pesos as of December 31, 2006)

Contractual Obligations	Total	2008	2009	2010	2011	2012
Long-term debt	Ps.34.3	Ps. 10.1	Ps. 11.9	Ps. 12.3	Ps.0.0	Ps.0.0
Operating leases	63.8	18.1	14.6	11.3	10.3	9.5
Total	Ps.98.1	Ps. 28.2	Ps. 26.5	Ps. 23.6	Ps.10.3	Ps.9.5

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

Our consolidated net income under U.S. GAAP was Ps.796.0 million in 2004, Ps.1,824.8 million in 2005 and Ps.863.1 million in 2006, compared to Ps.759.8 million, Ps.1,841.1 million and Ps.874.3 million, respectively, under Mexican GAAP. For further explanation, please see Note 17 to the Consolidated Financial Statements.

Bachoco has applied Statement of Financial Accounting Standards (SFAS) No.109, Accounting For Income Taxes, for all periods presented. In the Company’s case the application of the rule did not generated a reconciling difference in 2004, 2005 and 2006, therefore, there is no difference between Mexican and US GAAP in those years.

The Company also adopted the requirements of Statement 144 on January 1, 2002 and has not identified any impairment adjustments to the carrying value of its long lived assets.

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

Estimated Useful Lives of Property, Plant and Equipment

We estimate the useful lives of our property, plant and equipment in order to determine the amount of depreciation expense to be recorded in each period. The current estimates of useful lives are based on estimates made by an independent appraiser in 1996. Those estimates have been adjusted when applicable, based on historical experience with similar assets that we own. Accumulated depreciation expense for property, plant and equipment in 2006 amounted to Ps.6,037.2 million. As applied to our 2006 financial results, the depreciation was Ps.517.9 million, or 3.5% of our net revenues. For further explanation, see Notes 2 and 5 to the Consolidated Financial Statements.

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

For more details, see “Inventories and biological assets” in Note 4 of the Consolidated Financial Statements.

Allowance for Doubtful Accounts

We periodically and systematically review the aging and collection of our accounts receivable. As a result of this procedure, we set up an allowance for doubtful accounts of Ps.30.7 million in 2006 that represents 0.2% of our total annual sales. See Note 2-h of our Consolidated Financial Statements.

Pension Plan

Pension benefits are based on the salary of workers in their final three years of service, the number of years worked and their age at retirement. See note 2-o in our Consolidated Financial Statements.

ITEM 6.	Directors, Senior Management and Employees

Directors

The Board of Directors is responsible for the management of our business. The Board of Directors consists of an odd number of directors, never fewer than five, and corresponding alternate directors, each of whom is elected for a term of one year.

Before September 2006, holders of Series B Shares elected directors and alternate directors at a general ordinary stockholders’ meeting, while holders of Series L Shares had the right to appoint or elect two directors and two alternate directors to the Board of Directors.

Since September 2006, we have only Series B Shares with full voting rights.

Alternate directors are authorized to serve on the Board of Directors in place of directors who are unable to attend meetings or otherwise participate in the activities of the Board of Directors

The following table identifies our directors, alternate directors, Honorary Chairman of the board and Secretary of the board as of June 2006, their positions and their years of service:

Name	Position	Years as a Member of the Board of Director
Enrique Robinson Bours Almada	Honorary Chairman of the board	53
Francisco Javier R. Bours Castelo	Chairman of the board and Proprietary Shareholder Director	25
Cristóbal Mondragón Fragoso	Secretary of the Board	11
Mario Javier Robinson Bours Almada	Proprietary Shareholder Director	53
Juan Bautista Salvador Robinson Bours	Proprietary Shareholder Director	53
Arturo Bours Griffith	Proprietary Shareholder Director	13
Jesús Enrique Robinson Bours Muñoz	Proprietary Shareholder Director	13
Ricardo Aguirre Borboa	Proprietary Shareholder Director	13
Octavio Robinson Bours Griffith	Proprietary Shareholder Director	10
Jesús Rodolfo Robinson Bours Muñoz	Proprietary Shareholder Director	5
José Eduardo Robinson Bours Castelo	Alternate Director	13
Juan Salvador Robinson Bours Martínez	Alternate Director	13
José Francisco Robinson Bours Griffith	Alternate Director	13
Guillermo Pineda Cruz	Alternate Independent Director	13
Avelino Fernández Salido	Independent Director	4
Humberto Schwarzbeck Noriega	Independent Director	4

Enrique Robinson Bours, Mario Javier Robinson Bours and Juan Bautista Salvador Robinson Bours are brothers. Francisco Javier R. Bours Castelo and José Eduardo Robinson Bours Castelo are sons of Mario Javier Robinson Bours. Arturo Bours Griffith, José Francisco Bours Griffith and Octavio Robinson Bours are nephews of Enrique Robinson Bours, Mario Javier Robinson Bours and Juan Bautista Salvador Robinson Bours. Jesús Enrique Robinson Bours Muñoz and Jesús Rodolfo Robinson Bours Muñoz are sons of Enrique Robinson Bours. Juan Salvador Robinson Bours Martínez is the son of Juan Bautista Salvador Robinson Bours. Guillermo Pineda Cruz is the son-in-law of Enrique Robinson Bours, and Ricardo Aguirre Borboa is the son-in-law of Juan Bautista Salvador Robinson Bours.

Our bylaws provide for the creation of an executive committee of the Board of Directors, which may exercise certain of the board’s powers in full, subject to certain limitations.

In April 2002, we announced the retirement of Mr. Enrique Robinson Bours Almada, Chairman of the board and co-founder of the Company. Mr. Bours led the Company for 50 years. The board named as his successor Mr. Javier Robinson Bours Castelo, Mr. Enrique Robinson Bours’s nephew. Mr. Bours Castelo has been at Bachoco for 25 years as a member of the board and served as Vice-Chairman for nine years. Mr. Bours Castelo was named Chairman of the board in 2002.

In order to fully comply with current Mexican Corporate and Securities Market Laws as well as other recent regulatory amendments in the various markets in which Bachoco’s Shares are traded, we appointed a new Board of Directors at our ordinary stockholders’ meeting held on April 30, 2003. We ratified our Board of Directors at our stockholders’ meeting held on April 25, 2007.

Our board, as of June 2007, is composed of the following members:

Proprietary Shareholder Directors:
Francisco Javier R. Bours Castelo
Mario Javier Robinson Bours Almada
Juan Bautista S. Robinson Bours Almada
Jesús Enrique Robinson Bours Muñoz
Jesús Rodolfo Robinson Bours Muñoz
Arturo Bours Griffith
Octavio Robinson Bours Griffith
Ricardo Aguirre Borboa

Alternate Directors:
José Eduardo Robinson Bours Castelo
Juan Salvador Robinson Bours Martínez
José Francisco Robinson Bours Griffith
Guillermo Pineda Cruz

Independent Directors:
Avelino Fernández Salidos
Humberto Schwarzbeck Noriega

Life Honorary Chairman of the Board:
Enrique Robinson Bours Almada

Francisco Javier R. Bours Castelo, Chairman of the Board of Directors, has been a member of the board for 25 years, and has been Chairman since April 2002. Before that, he was Vice-Chairman for several years. Mr. Bours holds a degree in Civil Engineering from the Instituto Tecnológico y de Estudios Superiores Monterrey (ITESM). He currently serves as Chairman of the boards of directors of the following companies: Grupo Megacable, S.A. de C.V., Congeladora Horticola, S.A. de C.V., Inmobiliaria of Trento S.A. de C.V., Acuicola Boca S.A. de C.V., Agriexport S.A. de C.V., Industrias Boca, S.A. de C.V., and Promotora Empresarial del Noroeste, S.A. de C.V.

Mario Javier Robinson Bours Almada, Proprietary Shareholder Director, has been a member of the board for 53 years, and is a co-founder of Industrias Bachoco S.A.B. de C.V.

Juan Bautista S. Robinson Bours Almada, Proprietary Shareholder Director, has been a member of the board for 53 years and is a co-founder of Industrias Bachoco S.A.B. de C.V.

Jesús Enrique Robinson Bours Muñoz, Proprietary Shareholder Director, has been a member of the board for 13 years, having previously served as Production Director and Divisional Manager. Mr. Robinson Bours holds a degree in Engineering from the University of Arizona. He is also a member of the Board of Directors of San Luis Corporación S.A. de C.V., and Megacable S.A. de C.V.

Jesús Rodolfo Robinson Bours Muñoz, Proprietary Shareholder Director, has been a member of the board for 5 years. Mr. Robinson Bours previously served in the Company as Production Manager in the Northwest and Bajio divisions, Commercial Manager in Northwest Division and Purchasing Manager at the Bajio Division. Mr. Robinson Bours holds a degree in Agricultural Engineering from the University of Arizona. He has business experience in agriculture and raising livestock with Agrícola Monte Cristo S.A. de C.V., Agrícola Río Yaqui S.P.R. de R.L., Agrícola Nacapul S.P.R. de R.L. and Ganadera Cocoreña S.P.R. de R.L.

Arturo Bours Griffith, Proprietary Shareholder Director, has been a member of the board for 13 years. Mr. Bours Griffith completed professional studies at the University of Arizona. He is also Chairman of the board of Qualyplast, S.A. de C.V., and a member of the board of Megacable, S.A. de C.V., Promotora Empresarial del Noroeste, S.A. de C.V., and Taxis Aereos del Noroeste, S.A. de C.V.

Octavio Robinson Bours Griffith, Proprietary Shareholder Director, has been a member of the board for 10 years. Mr. Robinson Bours holds a degree in Agricultural Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM). He has experience in producing swine, and is also a member of the board of Choya, S.A. de C.V., and Granos Santa Fe, S.A. de C.V.

Ricardo Aguirre Borboa, Proprietary Shareholder Director, was also an Independent Director until April 2007. Mr. Aguirre has been a member of the board for 13 years. He is also a member of the Board of Directors of the newspaper El Debate and he holds a degree in Agricultural Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM). He has experience in agriculture and pork production. Mr. Aguirre Borboa is also member of the board of Gasolinera Servicios del Valle del Fuerte S.A. de C.V., Periódico el Debate de los Mochis, and Tepeyac Produce, Inc.

José Eduardo Robinson Bours Castelo, Alternate Director, has been a member of the board for 13 years. Mr. Robinson Bours holds a degree in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM). He was previously Commercial Director of Industrias Bachoco, a Senator of the Mexican Congress and is currently governor of the state of Sonora.

Juan Salvador Robinson Bours Martínez, Alternate Director, has been a member of the board for 13 years, and has served Bachoco as Purchasing Manager. Mr. Robinson Bours holds a degree in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM). His other appointments include Chairman of the board and CEO of Llantas y Accesorios, S.A. de C.V.

José Francisco Robinson Bours Griffith, Alternate Director, has been a member of the board for 13 years. He holds a degree in Civil Engineering from the Universidad Autónoma de Guadalajara. Mr. Robinson Bours has worked at Bachoco as Engineering Manager, and is currently dedicated to agricultural operations.

Guillermo Pineda Cruz, Alternate Director, has been a member of the board for 13 years. He is also a member of the Board of Directors of Banamex and was a regional member of the Board of Directors of Grupo Financiero Serfín, Inverlat and Inverméxico. Mr. Pineda holds a degree in Civil Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM) and a master’s degree in Business Administration from the Instituto Tecnológico. y de Estudios Superiores de Sonora (ITSON). He co-founded Edificadora Pi-Bo, S.A. de C.V. in 1983 and is its President and CEO.

Avelino Fernández Salido, Independent Director, was named a member of the board on April 30, 2003. He is also a member of the board of Banco Nacional de México, BBVA Bancomer, and Banca Serfín. His business experience is in the marketing of grains.

Humberto Schwarzbeck Noriega, Independent Director, was named a member of the board on April 30, 2003. He holds a degree in economics from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM). He is currently CEO of Yeso Industrial de Navojoa S.A. de C.V. and Chairman of the Board of Promotora de Manufacturas S.A. de C.V.

Executive Officers

Our executive officers as of December 31, 2006 are set forth in the table below:

Name	Position	Age
Cristóbal Mondragón Fragoso	Chief Executive Officer	61
Daniel Salazar Ferrer	Chief Financial Officer	42
David Gastélum Cazares	Director of Sales	55
José Luis López Lepe	Director of Personnel	59
Rodolfo Ramos Arvizu	Technical Director	49
Ernesto Salmón Castelo	Director of Operations	45
Andres Morales Astiazaran	Director of Marketing and Value-added Products	38

Cristóbal Mondragón Fragoso, Chief Executive Officer and Secretary of the Board of Directors, joined us in 1982 and assumed his current position in 2001. Previously, Mr. Mondragón served as Administration Manager, as Manager of Corporate Finance and as Chief Financial Officer. Before joining us, Mr. Mondragón worked as an accountant for three years. Later he joined La Hacienda, S.A. de C.V., where he held the positions of Auditor, Accountant, Head of Processing Systems, Audit Manager, Administration Manager and Comptroller. Mr. Mondragón holds an Accounting degree from Universidad Nacional Autónoma de México (UNAM).

Daniel Salazar Ferrer, Chief Financial Officer, joined us in 2000 and assumed his current position in January 2003. Previously, Mr. Salazar worked for four years as Chief Financial Officer at Grupo Covarrubias and as Comptroller at Negromex, a company of Grupo Desc. Mr. Salazar holds an Accounting degree from Universidad Tecnológica de México and a master’s degree in Business Administration from Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM).

David Gastélum Cazares, Director of Sales, joined us in 1979 and assumed his current position in 1992. Previously, Mr. Gastélum served as a pullet salesman in the states of Sonora and Sinaloa, National Sales Manager of Live Animals and Eggs, Manager of the Northwest Division, Manager of the México City Division and National Sales Manager. Before joining us, Mr. Gastelúm worked at La Hacienda, S.A. de C.V. as Technical Advisor and as Area Officer for the Southeast Division. Mr. Gastélum holds a degree in Veterinary Medicine from the school of Veterinary Medicine of Universidad Nacional Autónoma de México (UNAM).

José Luis López Lepe, Director of Personnel, joined us in 1993. Previously, Mr. López worked as a teacher in several institutions as well as with Grupo Condumex, where he was Director of Personnel. Mr. López holds a degree in Physics and Chemistry from the Escuela Normal Superior and a degree in Business Administration from Instituto Tecnológico Autónomo de México.

Rodolfo Ramos Arvizu, Technical Director, joined us in 1980. Previously, Mr. Ramos held positions in the Egg Quality Control Training Program and in Poultry Management as well as serving as Supervisor of the Commercial Egg Production Training Program, Manager of Raw Material Purchasing and as a Director of Production. Mr. Ramos holds a degree in Agricultural Engineering from Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM).

Ernesto Salmón Castelo, Director of Operations, joined us in 1991 and assumed his current position in 2000. Previously, Mr. Salmón worked for Gamesa, S.A. de C.V. and for us as Sales Manager in Sonora, Northwestern Distribution Manager, Manager of the Processing Plant in Celaya, Southeastern Division Manager and Bajio Division Manager. Mr. Salmón holds a degree in Chemical Engineering from Instituto Tecnológico de Sonora and a master’s degree in Business Administration from Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM).

Andrés Morales Astiazaran, Director of Marketing and Value-added Products since July 2006. Before join us, Mr. Morales worked during 4 years as Sales and Marketing Vice President in Smithfield Foods a U.S. Company with offices in Sonora, Mexico. Previously Mr. Morales worked for Bachoco as Marketing Manager, Manager of the Northeast division and then as National Manager of Bachoco. Mr. Morales holds an accounting degree from Instituto Tecnológico de Monterrey (ITESM) and marketing courses by the universities of Northwestern University (Kellog), University of Chicago, ITESM and the IPADE (D1).

Statutory Auditor

According with the Mexican market security law, the Statutory Auditor is not required for public companies since June 2006. The activities of the Statutory Auditor will be performed by the Audit Committee.

Audit Committee

In January 2001, a Mexican Commission of Business Leaders (Consejo Coordinador Empresarial), with the support of the Comisión Nacional Bancaria y de Valores (Mexican Banking and Securities Commission, or “CNBV”), issued a Código de Mejores Prácticas Corporativas (“Code of Best Practices”) for publicly traded Mexican companies, recommending certain actions with respect to various areas of corporate governance. Subsequently, the Securities Market Law was amended, effective June 2006, to require that all publicly traded Mexican companies have an audit committee.

The mandate of the Audit Committee is to establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, pursuant to our bylaws and Mexican law, among others, the Audit Committee must do the following:

(a)	Submit an annual report to the Board of Directors;

(b)	Provide the Board of Directors with its opinion on the matters that pertain to the Auditing Committee, in accordance with the Securities Market Law;

(c)	Inform the Board of Directors of the current condition of the internal controls and internal auditing system of the Company or of the entities it controls, including any irregularities detected;

(d)
Require the relevant directors and other employees of the Company, or of the entities it controls, to provide reports relative to the preparation of the financial information or any other kind of reports or information it deems appropriate to perform its duties;

(e)
Receive observations formulated by shareholders, Board members, relevant officers, employees and, in general, any third party with regard to the matters under his duties, as well as carry out the actions that, in its judgment, may be appropriate in connection with such observations;

(f)
Inform the Board of Directors of any material irregularities detected as a result of the performance of its duties and, as applicable, inform the Board of Directors of the corrective actions taken, or otherwise propose the actions that should be taken;

(g)	Call Shareholders Meetings and cause the items it deems pertinent to be inserted into the agendas of such Shareholders’Meetings, and

(h)
Assist the Board of Directors in selecting candidates for audit and reviewing the scope and terms of the auditor’s engagement, as well as evaluate the performance of the entity that provides the external auditing services and analyze the report, opinions, statements and other information prepared and signed by the external auditor.

In order to fully comply with current Mexican Corporate and Securities Market Laws as well as other recent regulatory amendments in the various markets in which Bachoco’s Shares are traded, we named an audit committee during our annual ordinary stockholders’ meeting on April 30, 2003.

There were changes in the audit committee during the ordinary stockholder’s meeting held on April 25, 2007; Mr. Francisco Javier R. Bours Castelo is no longer member of the audit committee and the audit committee is now comprised for the following members:

Avelino Fernández Salido (President)
Humberto Schwarzbeck Noriega
Ricardo Aguirre Borboa

Mr. Ricardo Aguirre Borboa represents the controlling shareholders and has no voting rights in the audit committee.

Compensation of Directors and Officers

For the year ended December 31, 2006, we paid approximately Ps.30.3 million in aggregate compensation to our directors and executive officers, for services they rendered in their respective capacities.

Board Practices

In 2001, we began to review our board practices to bring them into compliance with the recent requirements for companies listed on the Mexican Stock Exchange. As a result of this review, we have changed the composition of our board and appointed an audit committee. See “Directors” and “Audit Committee.”

Employees

As of December 31, 2004, 2005 and 2006, we had approximately 18,896, 20,432 and 21,035 employees, respectively.

In 2006, approximately 78% of our employees were members of labor unions. Labor relations with our employees are governed by 59 separate collective labor agreements, each relating to a different group of employees and negotiated on behalf of each such group by a different labor union. As is typical in México, wages are renegotiated every year while other terms and conditions of employment are renegotiated every two years. We seek to attract dependable and responsible employees to train at each of our plants and facilities. We offer our employees attractive salary and benefit packages, including a pension and savings plan.

We believe that we have good relations with our employees. We have not experienced significant work stoppages as a result of labor problems.

Share Ownership

To the best of our knowledge, no individual director or managers holds share ownership of more than one percent our Shares. At this time, we have not developed a share options plan for our employees.

Comparison of our Corporate Governance Rules and the Rules of the NYSE Applicable to U.S. Companies

On November 4, 2003, the SEC approved the final corporate governance rules of the NYSE. According to such rules, foreign private issuers are subject to a more limited set of requirements regarding corporate governance than those imposed on U.S. domestic issuers. As a foreign private issuer, we must comply with four rules imposed by the NYSE:

•	prior to July 31, 2005, we must comply with the requirements set forth by the SEC concerning audit committees;

•	we must submit an annual Written Affirmation to the NYSE and an Interrim Written Annual Affirmation each time a change occurs in the Board of Directors or the Audit Committee.

•	our CEO must promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with any of the applicable NYSE corporate governance rules; and

•	we must provide a brief description disclosing any significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

A brief description disclosing the significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards is available in our webpage www.bachoco.com.mx/english/inversionistas/corporate.asp.

ITEM 7.	Major Stockholders and Related Party Transactions

Before September 2006, our Common Stock consisted of 450,000,000 Series B Shares and 150,000,000 Series L Shares. Holders of Series B Shares were entitled to one vote at any general meeting of our stockholders for each Series B Share held. Holders of Series L Shares were entitled to one vote for each Series L Share held, but only with respect to certain matters. We had UBL units consisting of one Series B Share and one Series L Share and UBB units consisting of two Series B Shares.

During the extraordinary meeting hold on April 26, 2006 Shareholders approved the Company’s a plan to convert the Series L Shares into Series B Shares, with full voting rights, as well as the dissolution of UBL and UBB units into their components Shares.

This process was completed in September 2006, and included two steps: separating the UBL and UBB units trading on the Mexican Exchange into their component Shares and converting the Series L Shares into Series B Shares, thereby creating a single share class, the Series B Shares. These Shares are trading on the Mexican stock market. The ADS which trade on the NYSE still consist of twelve underlying Shares, but they are all Series B Shares, with full voting rights.

In April 1995, the Robinson Bours Stockholders created the Control Trust to hold certain Units owned by members of the Robinson Bours family. The Robinson Bours Stockholders, through the Control Trust and a separate trust established in connection with our 1997 initial public offering (the “Family Trust”).

Before September 2006, the Control Trust and the Family Trust was:

Title of Class	Identity of Group	Amount Owned	Percent of Class

Series B(1)	Control Trust and Family Trust	398,250,000	88.5%

Series L(2)	Control Trust and Family Trust	98,250,000	65.5%

All Classes(3)	Control Trust and Family Trust	496,500,000	82.8%

(1)	Percentage is based on 450,000,000 Series B Shares, including 300,000,000 Shares not registered under Section 12 of the Securities and Exchange Act of 1934.

(2)	Percentage is based on 150,000,000 Series L Shares.

(3)	Percentage is based on 600,000,000 Shares.

As of December 31, 2006 the Control Trust and the Family Trust owned 496,500,000 Shares outstanding, (82.75%), all Series B Shares.

Apart from the ownership set forth above, at the end of March 2007, Fidelity Low Priced Stock Fund and Fidelity Management & Research Co. each own 5.0% of our Common Stock.

In November 1998, in accordance with rules established by the CNBV, we established a reserve in the amount of Ps.180.0 million (Ps.292.9 million in constant pesos as of December 31, 2006 purchasing power) for the repurchase of Shares. At the end of 2006, the Company had repurchased zero Shares.

During our stockholders’ meeting of April 25, 2007, we capped the share repurchase program for 2007 to a maximum amount of Ps.321.6 million. As of May 24, 2007, we had repurchased zero Shares.

The following table sets the percentages of the Shares held in México and in all other countries as of December 31, 2006.

Year	Amount Owned
México	85.2%
Other Countries	14.8%

From the 100% of the total Shares of the Company we accounted for approximately 45 shareholders in the NYSE and 81 in the BMV.

Interest of Management in Certain Transactions

It is our policy not to engage in any transaction with or for the benefit of any stockholder or member of the Board of Directors, or any entity controlled by such a person or in which such a person has a substantial economic interest, unless (i) the transaction is related to our business and (ii) the price and other terms are at least as favorable to us as those that could be obtained on an arm’s-length basis from a third party.

We have engaged in a variety of transactions with entities owned by members of the Robinson Bours family, all of which we believe were consistent with this policy and not material to our business and results of operations. All of these transactions are described below. See Note 3 to the Consolidated Financial Statements. We expect to engage in similar transactions in the future.

We regularly purchase vehicles and related equipment from distributors owned by various members of the Robinson Bours family. The total amount spent on such purchases was Ps.40.6 million, Ps.56.4 million and Ps.61.1 million for the years ended December 31, 2004, 2005 and 2006, respectively. The distribution of vehicles and related equipment is a highly competitive aspect of business in the areas in which we operate. We are not dependent on affiliated distributors and are able to ensure that the pricing and service we obtain from affiliated distributors are competitive with those available from other suppliers.

The Robinson Bours Stockholders own Taxis Aéreos del Noroeste, S.A. de C.V. (“TAN”), an air transport company that provides transportation for members of the Board of Directors to and from meetings at our headquarters in Celaya. We paid TAN Ps.2.9 million, Ps.4.5 million and Ps.4.0 million for the years ended December 31, 2004, 2005 and 2006, respectively, for such transportation.

We purchased feed and packaging materials from enterprises owned by the family of Enrique Robinson Bours and the family of Juan Bautista Robinson Bours. The cost of such purchases was Ps.210.7 million, Ps.187.0 million and Ps.242.8 million for the years ended December 31, 2004, 2005 and 2006, respectively.

Our accounts payable to related parties totaled Ps.6.4 million and Ps.12.2 million as of ended December 31, 2005 and 2006, respectively. These transactions took place among companies owned by the same set of stockholders. See Note 3 to the Consolidated Financial Statements.

Neither we nor our subsidiaries have loaned any money to any of our directors or officers, controlling shareholders or entities controlled by these parties.

ITEM 8.	Financial Information

Our Consolidated Financial Statements are included in Item 18. The financial statements were audited by an independent registered public accounting firm and are accompanied by an audit report.

The financial statements include a consolidated balance sheet, consolidated statements of income, consolidated statements of changes in stockholders’ equity, and consolidated statements of changes in financial position and Notes relating to the Consolidated Financial Statements.

The Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 17 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of total stockholders’ equity, operating income and net income, a consolidated statement of changes in stockholders’ equity and a condensed cash flow statement under U.S. GAAP as of December 31, 2005 and 2006, and for the years ended December 31, 2004, 2005 and 2006.

Legal Proceedings

We are a party to certain legal proceedings in the ordinary course of our business. We believe that none of these proceedings, individually or in the aggregate, is likely to have a material adverse effect on us.

Dividends Policy

Pursuant to Mexican law and our bylaws, the declaration, amount and payment of annual dividends are determined by a majority vote of the shareholders, generally but not necessarily on the recommendation of the Board of Directors.

We declared and paid dividends in nominal pesos of Ps.238.9 million in 2004, Ps.239.1 million in 2005 and Ps.353.9 million in 2006.

Although there can be no assurance as to the amount or timing of future dividends, we expect to pay an annual dividend pro rata to holders of outstanding Shares in an amount up to approximately 20% of the prior year’s net income. The declaration and payment of dividends will depend on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors and the shareholders, including debt instruments which may limit our ability to pay dividends.

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

Significant Changes in Accounting Practices

Treatment of biological assets

On January 1, 2003, the Company adopted the requirements of the new Bulletin E-1 under Mexican GAAP. The Bulletin changes the way biological assets, including animals like chicken and swine, are treated under Mexican GAAP. Starting in January 2003, changes in the fair market value of these assets must be included as a potential profit in a company’s financial statements before they are harvested. We have to estimate the potential profit for these animals at a reasonable market price minus expected costs and operating expenses. That estimate may be higher or lower than the actual profits realized. The effect of Bulletin E-1 may be positive or negative for any particular period, depending on the price and inventories of animals in that period. For a more detailed description please see Note 2-i and Note 4 to our Consolidated Financial Statements.

Business acquisitions

Goodwill represents the difference between the purchase price and the fair value of the net assets acquired at the purchase date.

On January 1, 2005, we adopted the requirements of Mexican accounting bulletin B-7, Business Acquisitions, issued by the Mexican Institute of Public Accountants. The Company has valued all of its business acquisitions using the purchase method and, since 2005, no longer amortizes its goodwill. Through December 31, 2004, goodwill was being amortized using the straight-line method over a twenty-year period. See Note 2-l to our Consolidated Financial Statements.

Financial instruments

In order to reduce our financial risks, we use derivative financial instruments as hedges against certain risks. As of January 1, 2005, due to the adoption of Mexican accounting bulletin C-10, “Accounting for Derivative Instruments and Hedging Activities”, issued by the IMCP in April 2004, we modified its accounting policies for valuing and recognizing these instruments.

The derivatives are recognized in conformity with the regulations established in Mexican accounting bulletin C-10 (Mexican GAAP) and Statement of Financial Accounting Standard (SFAS) 133, “Accounting for Derivative Instruments and Hedging Activities”, and its related interpretations (US GAAP).

We entered into the following agreements involving derivative financial instruments:

a)
Options, that are derivatives that give the buyer the right, albeit not the obligation, to buy or sell an asset (in this case dollars) at an established exercise price, known as the strike price, at a defined date in exchange for the payment of a premium

b)	Futures, that are contracts that obligate two entities to exchange an asset or value (in this case grain) at a future date for a pre-established and agreed quantity, quality and price.

The effectiveness of our hedges is determined at the time the derivatives are designated as hedges and is assessed on a regular basis. An instrument is considered highly effective when the changes in the primary position cash flow are offset on a period-by-period or cumulative basis by a range of between 80% and 125%.

In conformity with bulletin C-10 and SFAS 133, paragraph 30, the effective portion of a loss or gain on a cash flow hedge is recorded in comprehensive income net of related income taxes (stockholders’ equity) while the ineffective portion is recorded in results of operations.

Also, in conformity with SFAS 133, we followed G-20, as a supplement to FRS, in regards to the measurement of effectiveness, “Cash flow hedges: assessing and measuring the effectiveness of a purchased option used in a cash flow hedge”

See Note 2 q to our audited financial statements.

Labor obligations

In January 2004, the Mexican Institute issued the revised accounting Bulletin D-3, Labor Obligations. The revised Bulletin establishes the overall rules for the valuation, presentation and disclosure of so-called “other post-retirement benefits and the reduction and early extinguishment of such benefits,” thus nullifying the provisions of Circular 50. Bulletin D-3 also provides rules applicable to employee termination pay. The observance of these new rules is mandatory for fiscal years beginning on or after January 1, 2005. See Note 2-o to our audited financial statements.

New Accounting pronouncements

On December 22, 2006, the issuing council of the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or CINIF) issued Financial Reporting Standard (FRS) B-3, Statements of Operations; FRS B-13, Subsequent Events; FRS C-13, Related Parties, and FRS D-6, Capitalization of the Comprehensive Cost of Financing, each of which come into force in the year beginning on January 1, 2007. For a detailed discussion see note 16 in our audited financial statements.

ITEM 9.	The Offer and Listing

On September 19, 1997, Bachoco commenced trading on the Mexican Stock Exchange through Units (each comprised of one Series B Share and one Series L Share),and on the New York Stock Exchange thought American Depositary Shares (“ADSs,” each comprised of six Units). The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York, as Depositary under a Deposit Agreement among the Company, the Depositary and the holders from time to time of ADRs.

In September 2006, the Company separated the UBL and UBB units into their components, and converted their Series L Shares into Series B Shares, on a one to one basis. Consequently, now all our Common Stock Shares are Series B Shares with full voting rights. This change had not modified the face value of the Shares.

On December 31, 2006, there were 7,413,497 ADSs outstanding, representing 14.8% of the total Shares outstanding, which were held by five holders (including the Depositary Trust Company) with registered addresses in the United States.

The following tables set forth for each year from 2002 to 2006, for each quarter from 2005 and 2006 and for each complete month from December 2006 to May 2007, the high, low and period and close prices of the Shares on the Mexican Stock as reported by the Mexican Stock Exchange and the high, low and close price of the ADSs on the NYSE as reported by the New York Stock Exchange.

Mexican Stock Exchange (Nominal pesos per Share)
Year	High	Low	Close
2002	8.00	5.49	7.25
2003	9.65	7.00	9.45
2004	13.35	8.50	13.10
2005	20.70	12.22	17.25
2006	23.70	15.70	23.66

New York Stock Exchange (U.S.$ per ADS)
Year	High	Low	Close
2002	10.00	7.15	8.52
2003	10.78	7.73	10.45
2004	14.19	8.8	14.19
2005	23.02	12.87	19.50
2006	29.00	16.33	29.00

Mexican Stock Exchange (Nominal pesos per Share)
Period	High	Low	Close
First Quarter 2005	14.00	12.22	13.5
Second Quarter 2005	14.80	13.50	14.76
Third Quarter 2005	20.70	14.75	19.77
Fourth Quarter 2005	19.74	15.95	17.25
First Quarter 2006	17.25	15.70	15.95
Second Quarter 2006	19.10	15.85	18.50
Third Quarter 2006	20.00	16.90	20.00
Fourth Quarter 2006	23.66	18.70	23.66

New York Stock Exchange (U.S.$ per ADS)
Period	High	Low	Close
First Quarter 2005	15.25	12.87	14.70
Second Quarter 2005	16.53	14.51	16.50
Third Quarter 2005	23.00	16.57	21.69
Fourth Quarter 2005	21.85	17.14	19.50
First Quarter 2006	19.58	16.33	17.43
Second Quarter 2006	20.90	17.30	18.29
Third Quarter 2006	22.45	17.97	22.25
Fourth Quarter 2006	29.00	20.65	29.00

Mexican Stock Exchange (Nominal pesos per Share)
Month	High	Low	Close
December 2006	23.66	20.00	23.66
January 2007	24.16	22.80	24.16
February 2007	28.00	23.97	26.80
March 2007	27.24	25.80	26.80
April 2007	27.95	26.50	27.95
May 2007	28.76	27.63	28.49

New York Stock Exchange (U.S.$ per ADS)
Period	High	Low	Close
December 2006	29.00	21.82	29.00
January 2007	27.05	25.95	26.33
February 2007	30.75	26.55	28.80
March 2007	29.64	26.77	28.99
April 2007	30.70	28.51	30.68
May 2007	32.24	30.06	32.24

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange, located in México City, is the only stock exchange in México. Founded in 1894, the Mexican Stock Exchange is organized as a corporation whose Shares are held by brokerage houses, which are currently the only entities allowed to own them. These brokerage houses are currently the only entities authorized to trade on the floor of the Mexican Stock Exchange. Trading on the Mexican Stock Exchange takes place principally through an automated inter-dealer quotation system known as SENTRA, which is open for trading between the hours of 8:30 a.m. and 3:00 p.m., México City time, each business day. Each trading day is divided into six trading sessions with ten-minute periods separating each session. Trades in securities listed on the Mexican Stock Exchange can, subject to certain requirements, also be realized off the Exchange. Due primarily to Mexican tax considerations, however, most transactions in listed securities are effected through the Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in Shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the Units that are directly or indirectly (for example, through ADSs) quoted on a stock exchange outside México.

Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., (Central Securities Depository for the Mexican Securities Market, or “Indeval”), a privately owned central securities depositary that acts as a clearing house, depositary, custodian and registrar for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

The Mexican Stock Exchange is one of Latin America’s largest exchanges in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets, and is therefore subject to greater volatility. There is no formal over-the-counter market for securities in México.

The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries.

Market Regulation

The predecessor of the CNBV was established in 1946 to regulate stock market activity. The Ley del Mercado de Valores (“Securities Market Law”) of 1975, as amended, regulates the securities markets and brokerage houses and sets standards for the registration of brokers in the Intermediaries Section of the Registro Nacional de Valores e Intermediarios (National Registry of Securities and Intermediaries, or “RNVI”), such registration being a prerequisite to becoming a member of the Mexican Stock Exchange. Prior to registration in the RNVI, a brokerage house must be authorized by the Ministry of Finance upon the recommendation of the CNBV. Legislative provisions under NAFTA allow foreign securities firms in a NAFTA country to establish and control brokerage firms in México. There are several foreign brokerage houses authorized to operate in México. In addition, a number of other foreign brokerage firms have submitted preliminary applications to be authorized to operate on the Mexican Stock Exchange. The Securities Market Law also empowers the CNBV to regulate the public offering and trading of securities. The governing committee of the CNBV is composed of representatives of the Ministry of Finance, the Mexican Central Bank, the Comisión Nacional de Seguros y Fianzas (“National Insurance and Bonding Commission”), the Comisión Nacional del Sistema de Ahorro para el Retiro (“National Retirement Savings Fund Commission”) and the CNBV.

Under the Mexican Securities Market Law, the CNBV must be notified before stockholders of a company listed on the Mexican Stock Exchange effect one or more simultaneous or successive transactions resulting in the transfer of 10% or more of such company’s capital stock. The holders of the Shares being transferred in the transactions are also obligated to inform the CNBV of the results of the transactions within three days of completion of the last transaction, or that the transactions have not been completed. The CNBV will notify the Mexican Stock Exchange of such transactions, without specifying the names of the parties involved.

The CNBV and the Mexican Stock Exchange must also be notified in the event of any of the following contingencies:

•
on the following day of operation if any stockholder of a company listed on the Mexican Stock Exchange effects one or more transactions resulting in the ownership of more than 10% and less of 30% of capital stock;

•	on the following day of operation if any Related Person increases his ownership of the stock of a company; and

•
at least 15 days before the operation becomes effective if any stockholder of a company listed on the Mexican Stock Exchange undertakes in a Public Offering one or more transactions resulting in the ownership of more than 30% but less than 50% of capital stock.

In June 2006, the Ley del Mercado de Valores (“Securities Market Law”) was updated. Our bylaws were also updated accordingly, which are available in an English version, in our web page.

Some of the changes, among others are:

a) We had to change our name from “Industrias Bachoco S.A. de C.V.” to “Industrias Bachoco, S.A.B. de C.V.”

b) Defines more specifically the concept of “Control” or “Controlled”

c) Define and assigns specific duties to the General Director or CEO.

d) Define more precisely and wide the duties of the Board of Directors.

e) Assign more ample responsibilities to the audit committee.

f) The Statutory Auditor no longer exists for Public Companies, his duties were assumed by the Audit Committee.

ITEM 10.	Additional Information

Memorandum and Articles of Association

Information regarding the memorandum and articles of association was included in the Initial Registration Form F-1, submitted in September 1997. In April 2002, we made changes to our bylaws, which were reported in our annual report for year 2002. In December 2003 and January 2007 we made further changes, the most important are summarized below, (English version of our bylaws is also available on our web page www.bachoco.com.mx). Aside from these changes, the information contained in the Initial Registration Form F-1 is applicable to this Annual Report.

The discussion set forth below contains information concerning our capital stock and a brief summary of the material provisions of the bylaws and applicable Mexican law. This summary does not purport to be complete and is qualified in its entirety by reference to the bylaws and the applicable provisions of Mexican law.

General

The Company was incorporated on April 17, 1980 as a variable capital corporation (sociedad anónima de capital variable) under the laws of México. To fully comply with Mexican laws, the Company modified its name to Industrias Bachoco, S.A.B. de C.V. (sociedad anónima bursatil de capital variable) in April, 2007.

In 1995, our stockholders authorized the issuance of up to 15,525,000 additional Series B Shares and 15,525,000 additional Series L Shares, all constituting fixed capital, to be issued in connection with the global offering of Shares that took place on September 19, 1997 (the “Global Offering”).

On April 21, 1997 we restructured our capital by (i) declaring a four-to-one stock split of the 106,678,125 Series B Shares and 35,559,375 Series L Shares outstanding, (ii) converting 7,762,500 Series L Shares (on a post-split basis) into Series B Shares and (iii) combining all of the 434,475,000 Series B Shares and 134,475,000 Series L Shares outstanding (in each case, on a post-split basis) into 134,475,000 Units and 150,000,000 B Units. Each Unit consisted of one Series B Share and one Series L Share. Holders of Units were entitled to exercise all the rights of holders of the Series B Shares and Series L Shares underlying their Units. Each B Unit consisted of two Series B Shares. B Units entitle the holders thereof to exercise all the rights of holders of the Series B Shares underlying such B Units. Immediately prior to the Global Offering, our outstanding capital stock consisted of 434,475,000 Series B Shares and 134,475,000 Series L Shares, all of which were duly authorized, validly issued and are fully paid and non-assessable.

Originally for a period of 10 years after the Global Offering, the Series B Shares will be issuable only in the form of Units and B Units, and the Series L Shares only in the form of Units. Commencing 10 years from the date of the Global Offering, Units will automatically separate into their component Series B Shares and Series L Shares, B Units will automatically separate into their component Series B Shares, and each Series L Share underlying the Units will automatically convert into one Series B Share.

During the annual shareholders meeting held on April 26, 2006, shareholders approved to proceed with the anticipated conversion of the Series L Shares into Series B Shares, which have full voting rights.

This conversion was effective in September 2006 and included two steps: separating the UBL and UBB units currently trading on the Mexican Stock Exchange into their component Shares. The Series L Shares were converted into Series B Shares (on a one-to-one basis), thereby created a single share class, the Series B Shares, which represents all of our Common Stock. These Shares are currently trading on the Mexican Stock Market. Each ADS still consist of 12 underlying Shares, but they are all be Series B Shares.

The Series B Shares had full voting rights and the Series L Shares had limited voting rights. Nevertheless the Series B Shares and the Series L Shares had the same economic rights. Each Series B Share entitled the holder thereof to one vote at any general meeting of the stockholders. The Series L Shares were entitled to vote only with respect to certain limited matters as described under “—Voting Rights and Stockholders’ Meetings.”

The Robinson Bours Stockholders have advised us that they intend to ensure that the Control Trust will hold at least 51% of the Series B Shares at any time outstanding. See “—Foreign Investment Legislation.”

Registration and Transfer

Shares B are evidenced by certificates in registered form, which may have dividend coupons attached. We maintain a registry and, in accordance with Mexican law, we recognize as stockholders only those holders listed in the stock registry. Stockholders may hold their Shares in the form of physical certificates (which, together with notations made in our stock registry, evidence ownership of the Shares) or through book entries with institutions that have accounts with Indeval.

Indeval is the holder of record in respect of Shares held through it. Accounts may be maintained at Indeval by brokerage houses, banks and other entities approved by the CNBV. Ownership of Shares maintained at Indeval is evidenced through Indeval’s records and through lists kept by Indeval participants. See “Description of American Depositary Receipts.”

In accordance with Article 130 of the Ley General de Sociedades Mercantiles (“Mexican Companies Law”), the Board of Directors must authorize any transfer of stock, or any securities based on such stock, when the number of Shares sought to be transferred in one act or a succession of acts, without limit of time or from one group of interrelated stockholders or stockholders who act in concert, constitutes 10% or more of the voting stock issued by the Company. If the Board of Directors refuses to authorize such a transfer, the board must designate one or more purchasers of the stock, who must pay the interested party the prevailing price on the Mexican Stock Exchange. The Board must issue its resolution within three months of the date on which it receives the relevant request for authorization and in any case, must consider: (i) the criteria that are in the best interests of the Company, the Company’s operations and the long-term vision of the activities of the Company and its Subsidiaries; (ii) that no shareholder of the Company is excluded, other than the person that intends to acquire control of the financial benefits that may result from the application of the terms of this clause; (iii) that the taking of the Control of the Company is not restricted in an absolute manner; (iv) that the provisions of the Securities Market Law, with respect to acquisition public offerings, are not contravened; and (v) that the exercise of the patrimonial rights of the acquirer are not rendered without effect..

If any person participates in a transaction that would have resulted in the acquisition of 10% or more voting stock of the Company without having obtained the board’s prior approval, they must pay the Company a fine equal to the market value of the Shares.

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

According to our bylaws, a majority of the members of the Board of Directors must authorize in writing, by a resolution made at a Board of Directors’ meeting, any change in the control of the Company. Our Board of Directors has the right to decide if a person or a group of persons is acting for the purpose of acquiring control of the Company.

“Control” or “Controlled” means (i) to directly or indirectly impose decisions at the general meetings of shareholders, stockholders or equivalent bodies or to appoint or remove the majority of the directors, managers or equivalent officers; (ii) to hold title to the rights that directly or indirectly allow the exercise of votes with respect to more than fifty percent of the capital stock; or (iii) to directly or indirectly direct the management, the strategy or the principal policies of the Company, whether through the ownership of securities, by contract or otherwise.

Voting Rights and Stockholders’ Meetings

Each Series B Share entitles the holder thereof to one vote at any general meeting of the stockholders. Holders are currently entitled to elect all members of the Board of Directors.

Our bylaws provide that the Board of Directors shall consist of at least five members and no more than twenty one. Our board was reformed during our ordinary shareholders meeting held on April 25, 2007, and now consists of eight proprietary shareholder Directors and two independent Directors. The stockholders also appointed four alternate Shareholders Directors to the Board of Directors.

General stockholders’ meetings may be ordinary or extraordinary meetings. Extraordinary general meetings are meetings called to consider the matters specified in Article 182 of the Mexican Companies Law and the bylaws, including changes in the fixed portion of the capital stock and other amendments to the bylaws, liquidation, merger, transformation from one type of corporate form to another, change in nationality and changes of corporate purposes.

General meetings called to consider all other matters, including election of the directors, are ordinary meetings. An ordinary general meeting of the Company must be held at least annually during the four months following the end of the preceding fiscal year to consider certain matters specified in Article 181 and 182 of the Mexican Companies Law, including, principally, the election of directors, the approval of the report of the Board of Directors regarding their company’s performance, the company’s financial statements for the preceding fiscal year and the allocation of the profits and losses of the preceding year, and to approve the transactions that the Company or the entities that the Company controls intend to carry out, in terms of article 47 of the Securities Market Law, in one fiscal year, when such transactions represent 20% (twenty percent) or more of the consolidated assets of the Company, based on the figures corresponding to the closing of the immediately preceding quarter, independently of the manner in which such transactions are carried out, whether simultaneously or successively, but which due to their characteristics, may be considered as a single transaction. Holders of Shares, may vote at such Meetings.

Before September 2006, any holder of Series L Shares representing 10% or more of the outstanding capital stock had the right to appoint one member and one alternate member of the Board of Directors during a Shareholders meeting.

Under our bylaws, the quorum on first call for a general ordinary meeting is at least 50%. If a quorum is not available on first call, a second meeting may be called at which action may be taken by a majority of those present, regardless of the number of Shares represented at the meeting. On a second call, Ordinary General Shareholders’ Meetings will be considered validly held regardless of the number of common or ordinary Shares represented therein and the resolutions of such Meetings will be valid when passed by majority vote of the Common Stock therein.

The quorum on first call for a general extraordinary meeting or a special meeting is 75% of the outstanding Shares with voting rights on the matters to be addressed in that meeting. If a quorum is not available on first call, a second meeting may be called, provided that at least 50% of the outstanding Shares with voting rights on the matters to be addressed in that meeting are represented.

Our bylaws require the approval of holders of at least 95% of the outstanding Shares and the approval of the CNBV for the amendment of the controlling stockholders’ obligation under the bylaws to repurchase Shares and certain other provisions in the event of delisting. See “—Other Provisions—Repurchase in the Event of Delisting.”

For more detail see our bylaws on our webpage at www.bachoco.com.mx

Holders of ADRs are entitled to instruct the Depositary as to the exercise of the voting rights. See “Description of American Depositary Receipts—Voting of Deposited Securities.”

According to our bylaws, stockholders with a right to vote may ask to postpone a vote on any matters on which they believe they do not have enough information as defined by Article 199 of the Mexican Companies Law. Stockholders with a right to vote, including a limited right to vote, and who hold at least 20% of the capital stock, may legally object to the decisions of a general stockholders’ meeting, with respect to matters in which they have rights, without the percentage established under article 201 of the General Law of Business Entities being applicable in such case.

Moreover, holders of Shares having voting rights, including limited or restricted voting rights or holders of Shares without voting rights that jointly or individually represent 5% (five percent) or more of the capital stock, may directly exercise the action of liability against the members and secretary of the Board of Directors, as well as against the relevant directors or executive officers. The exercise of such action will not be subject to the compliance with the requirements set forth under articles 161 and 163 of the General Law of Business Entities.

The Board of Directors, or its President or Secretary or the judicial authority, as applicable, must issue notices of calls of Shareholders’ Meetings. In addition, shareholders that jointly or separately represent at least 10% (ten percent) of the capital of the Company, may request the President of the Board of Directors or the President of the Audit Committee to call a General Shareholder’s Meeting, without the percentage indicated under article 184 of the General Law of Business Entities being applicable for such purpose. If the notice of meeting is not issued within fifteen days after the date of the corresponding request, a Civil or District Judge of the Company’s domicile will issue such notice at the request of the interested parties that represent the requesting 10% (ten percent) of the capital, who must present their stock certificates for such purpose.

At least 15 days prior to the meeting, notice of the meeting must be published in the Diario Oficial de la Federación (“Official Gazette”) or in a newspaper of general circulation in México City. Stockholders’ meetings may be held without such publication provided that 100.0% of the outstanding Shares with voting rights on the matters to be addressed by such meeting are represented.

From the moment that a call for a stockholders’ meeting is made public, all the information related to the meeting must be available to the stockholders. In order to attend a stockholders’ meeting, a stockholder must request and obtain an admission card by furnishing, at least 24 hours before the time set for holding the stockholders’ meeting, appropriate evidence of ownership of Shares in us and depositing such Shares with our corporate secretary or with an institution authorized to accept such deposit. If so entitled to attend the meeting, a stockholder may be represented by proxy signed before two witnesses. Additionally, the stockholder may be represented at the stockholders’ meetings by a person named by proxy, on a printed form that we issue, which, under Mexican law, must identify our Company and indicate clearly the matters to be addressed in the meeting, with enough space for the instructions that the stockholder specifies. We are obliged to make information on the upcoming meeting available to the intermediaries in the stock market, for the time specified in Article 173 of the Mexican Law, in order to give the intermediaries time to send it to the stockholders they represent. The Secretary of the Board of Directors must verify that this requirement is met and report on this matter at the stockholders’ meeting. See “—Registration and Transfer.”

Members of the Board

Under the Mexican Companies Law, a Board of Directors must conform to the following requirements:

(i)	The Board of Directors will be integrated by a minimum of 5 (five) and a maximum of 21 (twenty-one) principal members.

(ii)	At least 25% (twenty-five percent) of the members of the Board of Directors must be independent, in accordance with the terms of article 24 of the Securities Market Law.

(iii)	For each principal member, a substitute will be appointed, in the understanding that the substitutes of independent Board members must also be independent.

Apart from satisfying all of the requirements mentioned above, failure to meet these standards for any reason will not constitute grounds for judicial action challenging any act, contract, or agreement undertaken by the board, an intermediate committee or other delegated authority. Furthermore, such standards will not be mandatory for the validity or existence of such acts.

The Board of Directors must meet at least every three months at our address or any other place in México and on the dates that the board determines. Meetings previously scheduled in accordance with a schedule pre-approved by the board do not need to be called. Meetings must be called by at least 25% of the members of the Board of Directors, the Chairman of the Board of Directors, the Vice-Chairman of the Board of Directors, the Secretary the alternate Secretary of the board or the President of the Audit Committee. Members of the board must be notified via e-mail or in writing at least five calendar days in advance of a meeting. .

Statutory Auditor

According with the Mexican market law, the Statutory Auditor is not required for public companies since June 2006. The activities of the Statutory Auditor will be performed by the Audit Committee.

Dividend and Distributions

At the annual ordinary general stockholders’ meeting, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the board, to the holders of Series B Shares for their consideration. The holders of Series B Shares, once they have approved the financial statements, determine the allocation of our net profits, if any, for the preceding year. They are required by law to allocate 5% of such net profits to a legal reserve, which is not thereafter available for distribution until the amount of the legal reserve equals 20% of our historical capital stock (before giving effect to the restatement thereof in constant pesos). As of December 31, 2006, our legal reserve fund was equal to at least 20% of our paid-in capital stock. Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the stockholders determine, including a reserve for the repurchase of our Shares. The remaining balance of net profits, if any, is available for distribution as dividends. No dividends may be paid, however, unless losses for prior fiscal years have been paid or absorbed.

Holders of Series B Shares and, accordingly, holders of ADSs will have equal rights, on a per Share basis, to dividends and other distributions, including any distributions we make upon liquidation. Partially paid Units or Shares participate in any distribution to the extent that such Units or Shares have been paid at the time of the distribution or, if not paid, only with respect to the proportion paid.

Changes in Capital Stock

An increase of capital stock may generally be affected through the issuance of new Units or Shares for payment in cash or in kind, by capitalization of indebtedness or by capitalization of certain items of stockholders’ equity. An increase of capital stock generally may not be realized until all previously issued and subscribed Units or Shares of capital stock have been fully paid. Generally, a reduction of capital stock may be effected to absorb losses, to redeem Units or Shares, or to release stockholders from payments not made. A reduction of capital stock to redeem Units or Shares is effected by reimbursing holders of Units or Shares pro rata or by lot. Stockholders may also approve the redemption of fully paid Units or Shares with retained earnings. Such redemption would be affected by a repurchase of Units or Shares on the Mexican Stock Exchange (in the case of Units or Shares listed thereon) and would be subject to the limitation that the Series L Shares may not at any time represent more than 25% of our capital stock.

Except under limited circumstances, the bylaws require that any capital increase affected pursuant to a capital contribution be represented by new Series B Shares.

The fixed portion of our capital stock may only be increased or decreased by resolution of a general extraordinary meeting and an amendment to the bylaws, whereas the variable portion of our capital stock may be increased or decreased by resolution of a general ordinary meeting. See “Other Provisions—Fixed and Variable Capital.”

No resolution by the stockholders is required for decreases in capital stock resulting from exercise of our right to withdraw variable Shares or from our repurchase of our own Shares or for increases in capital stock resulting from our sale of Shares we previously purchased. See “Other Provisions—Purchase by the Company of its Shares” and “Other Provisions—Appraisal Rights.”

Preemptive Rights

Except in certain limited circumstances, in the event of a capital increase through the issuance of new Shares for payment in cash or in kind, a holder of existing Shares of a given Series at the time of the capital increase has a preferential right to subscribe for a sufficient number of new Shares of the same Series to maintain the holder’s existing proportionate holdings of Shares of that Series or, in the event of a capital increase through the issuance of limited-voting or non-voting stock only, to subscribe for a sufficient number of the Shares to be issued to maintain the holder’s existing proportionate holdings of our capital stock. Preemptive rights must be exercised within 15 days following the publication of notice of the capital increase in the Diario Oficial de la Federación (Official Gazette) or following the date of the stockholders’ meeting at which the capital increase was approved if all stockholders were represented at such meeting; otherwise, such rights will lapse. Under Mexican law, preemptive rights cannot be waived in advance by a stockholder, except under limited circumstances, and cannot be represented by an instrument that is negotiable separately from the corresponding share. The Robinson Bours Stockholders, including the Selling Stockholders, have waived all preemptive rights with respect to the Series B Shares and Series L Shares comprised in the Units underlying the ADSs being offered in the Global Offering. Holders of ADRs that are U.S. citizens or are located in the United States may be restricted in their ability to participate in the exercise of preemptive rights. See “Description of American Depositary Receipts—Dividends, Other Distributions and Rights.”

Foreign Investment Legislation

Ownership by foreigners of Shares of Mexican companies is regulated by the Ley de Inversión Extranjera (“Foreign Investment Law”) and by the Reglamento de la Ley para Promover la Inversión Mexicana y Regular la Inversión Extranjera (“Foreign Investment Regulations”). The Ministry of Commerce and Industrial Development and the Foreign Investment Commission are responsible for the administration of the Foreign Investment Law.

The Foreign Investment Law reserves certain economic activities exclusively for the Mexican state and certain other activities exclusively for Mexican individuals or Mexican corporations, and limits the participation of foreign investors to certain percentages in regard to enterprises engaged in activities specified therein. Foreign investors may own up to 100% of the capital stock of Mexican companies or entities, except for companies (i) engaged in reserved activities as referred to above or (ii) with assets exceeding an amount to be established annually by the Foreign Investment Commission, in which case an approval from the Foreign Investment Commission will be necessary in order for foreign investment to exceed 49% of the capital stock. Mexican and non-Mexican nationals will be entitled to hold and to exercise the rights of a holder of the Units, the Series B Shares and the Series L Shares. The Robinson Bours Stockholders have advised us that they intend to maintain a control position directly in the form of B Units. Pursuant to our bylaws, foreigners may only own Series B Shares up to 49% of such series.

Other Provisions

Fixed and Variable Capital. As a sociedad anónima de capital variable, we are permitted to issue Shares constituting fixed capital and Shares constituting variable capital. The issuance of variable capital Shares, unlike the issuance of fixed capital Shares, does not require an amendment of the bylaws, although it does require approval at a general ordinary stockholders’ meeting.

In no case may the capital of the Company be decreased to less than the minimum required by law and any decrease in the capital must be registered in the Capital Variations Book that the Company will keep for such purpose.

Repurchase in the Event of Delisting. In the event of cancellation of the registration of the Company’s Shares in such Registry, whether at the request of the Company or by a resolution of the National Securities and Banking Commission under applicable law, the Company agrees to make a public offering for the acquisition of the total number of the Shares registered prior to the cancellation. The Company must contribute to a trust for at least six months, the necessary resources to purchase at the same price of the public offering, the Shares of the investors that did not attend or did not accept such offer, in case that after the public offering for purchase has been made and prior to the cancellation of the registration of the Shares that represent the capital stock of the Company or of other securities issued based on such Shares in the National Securities Registry, the Company has been unable to acquire 100% (one hundred percent) of the paid in capital stock.

Forfeiture of Shares. As required by Mexican law, our bylaws provide that our current and future foreign stockholders are formally bound to the Mexican Secretaría de Relaciones Exteriores (“Ministry of Foreign Relations”) to consider themselves as Mexican nationals with respect to our Shares that they may acquire or of which they may be owners, and with respect to the property, rights, concessions, participations or interests that we may own or rights and obligations that are based on contracts to which we are party with the Mexican authorities, and not to invoke the protection of their government under penalty, should they do so, of forfeiting to the Mexican State the corporate participation that they may have acquired. In the opinion of Galicia & Robles, S.C., our special Mexican counsel, under this provision a non-Mexican stockholder (including a non-Mexican holder of ADSs) is deemed to have agreed not to invoke the protection of his own government by requesting such government to interpose a diplomatic claim against the Mexican government with respect to the stockholder’s rights as a stockholder, but is not deemed to have waived any other rights it may have with respect to its investment in us, including any rights under U.S. securities laws. If the stockholder should invoke such governmental protection in violation of this agreement, its Shares could be forfeited to the Mexican State. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of capital stock by foreign investors.

Exclusive Jurisdiction. Our bylaws provide that legal actions relating to any conflict between our stockholders and us, or among the stockholders in connection with matters related to us, may be brought only in courts in México City. Therefore, our stockholders are restricted to the courts of México City.

Duration. The duration of our existence under our bylaws is indefinite.

Repurchase of our own Shares. We may repurchase our Shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any repurchases will be charged to the Stockholders Equity as long as these Shares belong to the same Company or to the Capital Stock in the event that we convert these Shares to treasury stock, and in this last case no resolution of the stockholders’ meeting is required. At each annual ordinary Stockholder’s Meeting, the maximum amount of resources that may be used to repurchase Shares will be expressly defined. The Board of Directors will name the persons responsible for the operation of the repurchase process. The Shares that belong to the Treasury Stock or us can be resold among the public stockholders; in the latter case, no resolution of a stockholders meeting is necessary for an increase in capital. The economic and voting rights corresponding to such repurchased Shares may not be exercised during the period in which such Shares are owned by us, and such Shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any stockholders’ meeting during such period.

Non-Subscribed Shares. With prior authorization of the CNBV, we may issue non-subscribed Shares provided that such Shares will be held by a depositary institution and that there is compliance with the conditions of Article 53 of the Ley del Mercado de Valores (“Mexican Securities Law”). In any extraordinary stockholders’ meeting at which this issuance of non-subscribed Shares is approved, the preference rights established by Article 132 of the Mexican Companies Law must be respected. With a quorum at the meeting, the approval of the issuance will take effect, even with respect to stockholders that were not present at the meeting, such that we will be free to issue these Shares with no prior publication. When a minority of stockholders representing at least 25% of the voting capital stock, vote against the issuance of these Shares, such issuance can not be made. Any stockholder that votes against this issuance at the stockholders’ meeting will have the right to request that we sell its Shares before issuing the new non-subscribed Shares. In such event, we will have the obligation to sell first the Shares belonging to such stockholders, at the same price that the non-subscribed Shares are to be offered to the public.

Stockholder Conflicts of Interest. Under Mexican law, any stockholder that has a conflict of interest with respect to any transaction must abstain from voting thereon at the relevant stockholders’ meeting. A stockholder that votes on a business transaction in which its interest conflicts with that of ours may be liable for damages if the transaction would not have been approved without such stockholder’s vote.

Board Member Conflicts of Interest. Under Mexican law, any member of the Board of Directors who has a conflict of interest with us in any transaction must disclose such fact to the other members of the Board of Directors and abstain from voting. Any member of the Board of Directors who violates such provision may be liable for damages caused to us. Additionally, members of the Board of Directors and statutory auditors may not represent other stockholders at any stockholders’ meeting.

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

Actions Against Directors. Under Mexican law, holders of Shares having voting rights, including limited or restricted voting rights or holders of Shares without voting rights that jointly or individually represent 5% (five percent) or more of the capital stock, may directly exercise the action of liability against the members and secretary of the Board of Directors, as well as against the relevant directors or executive officers. The exercise of such action, among others, will be subject to the compliance with the requirements set forth under the Mexican Law.

Audit Committee

Under our bylaws, the Board of Directors is required to create an Audit Committee under the terms and conditions outlined below:

The Audit Committee will consist of members of the board. The President of the audit committee and a majority of the audit committee members must be independent, as independence is defined under the Mexican Securities Market Law.

The mandate of the audit committee is to establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, pursuant to our bylaws and Mexican law, among others, the Audit Committee must do the following:

•	Submit an annual report to the Board of Directors;

•	Provide the Board of Directors with its opinion on the matters that pertain to the Auditing Committee, in accordance with the Securities Market Law;

•	Inform the Board of Directors of the current condition of the internal controls and internal auditing system of the Company, or of the entities it controls, including any irregularities detected;

•
Require the relevant directors and other employees of the Company or of the entities it controls, to provide reports relative to the preparation of the financial information or any other kind of reports or information it deems appropriate to perform its duties;

•
Receive observations formulated by shareholders, Board members, relevant officers, employees and, in general, any third party with regard to the matters under his duties, as well as carry out the actions that, in its judgment, may be appropriate in connection with such observations;

•
Inform the Board of Directors of any material irregularities detected as a result of the performance of its duties and, as applicable, inform the Board of Directors of the corrective actions taken or propose the actions that should be taken;

•	Call Shareholders Meetings and cause the items it deems pertinent to be inserted into the agendas of such Shareholder’s Meetings, and

•
Assist the Board of Directors in selecting candidates for audit and reviewing the scope and terms of the auditor’s engagement, as well as evaluate the performance of the entity that provides the external auditing services and analyze the report, opinions, statements and other information prepared and signed by the external auditor.

See the Article 35 of the Mexican Security Market Law for more detail.

Transactions that depart from the ordinary course of business, and which would be entered into by and between subsidiaries of the Company and its stockholders, with persons who form part of the management of the Company’s subsidiaries or with those with whom such persons maintain monetary ties or, if applicable, have a family relationship of consanguinity or affinity up to the second degree, a spouse or concubine; which represent the purchase or sale of 10% or more of assets; the granting of guaranties in an amount in excess of 30% of assets, as well as transactions other than the foregoing which represent more than 1% of the Company’s assets, shall be submitted for the opinion of the Company’s audit committee and for approval by the Company’s Board of Directors.

Material Contracts

Not applicable.

Exchange Controls

Ownership by foreigners of Mexican companies is regulated by the Foreign Investment Law and by the Foreign Investment Regulations. The Ministry of Commerce and Industrial Development and the Foreign Investment Commission are responsible for the administration of the Foreign Investment Law.

The Foreign Investment Law reserves certain economic activities exclusively for the Mexican State and certain other activities exclusively for Mexican individuals or Mexican corporations and limits the participation of foreign investors to certain percentages in regard to enterprises engaged in activities specified therein. Foreign investors may own 100% of the capital stock of Mexican companies or entities, except for companies (i) engaged in reserved activities as referred to above or (ii) with assets exceeding an amount to be established annually by the Foreign Investment Commission in which case an approval from the Foreign Investment Commission shall be necessary in order for foreign investment to exceed 49% of the capital stock. Mexican and non-Mexican nationals will be entitled to hold and to exercise the rights of a holder of the Units, the Series B Shares and the Series L Shares. The Robinson Bours Stockholders have advised us that they intend to maintain a control position directly in the form of B Units. Pursuant to our bylaws, foreigners may only own Series B Shares up to 49% of such Series.

Taxation

The following is a general summary of the principal U.S. federal tax consequences and the principal Mexican federal tax consequences of the acquisition, ownership and disposition of Shares or ADSs. This summary does not purport to address all material tax consequences that may be relevant to holders of Shares or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities, investors liable for the U.S. alternative minimum tax, investors that own or are treated as owning 10% or more of our voting stock, investors that hold Shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated transaction and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules. In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement, and in any related agreement, will be performed in accordance with its terms.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Shares or ADSs that, for U.S. federal income tax purposes, is:

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

This summary is based on the federal income tax laws and regulations of the United States and México, judicial decisions, published rulings and administrative pronouncements, all as in effect on the date hereof, and all of which are subject to change, (which changes may have retroactive effect) and different interpretations. Prospective purchasers of Shares or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of Shares or ADSs, including, in particular, the effect of any non-U.S., non-Mexican, state or local tax laws.

A Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, and a Protocol thereto, between the United States and México (the “Tax Treaty”) took effect on January 1, 1994. The Tax Treaty was amended by a second Protocol signed November 26, 2002, the provisions of which took effect in part on September 1, 2003, and in part on January 1, 2004. The United States and México have also entered into an agreement concerning the exchange of information with respect to tax matters.

In general, for U.S. federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the beneficial owners of the Shares represented by those ADSs.

U.S. Federal Income Taxation

U.S. Holders

The following discussion is a summary of the principal U.S. federal income tax consequences to holders of our Shares and of ADSs that are U.S. Holders and that hold those Shares or ADSs as capital assets (generally, for investment purposes).

Taxation of Dividends

Cash dividends paid with respect to the Shares constituting the Shares or Shares represented by ADSs to the extent paid out of our earnings and profits (as determined under U.S. federal income tax principles) will be included in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the U.S. Holder, in the case of Shares, or the Depositary, in the case of Shares represented by ADSs, and will not be eligible for the dividends-received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended (the “Code”). We do not currently maintain calculations of our earnings and profits under U.S. federal income tax principles. Because these calculations are not made, distributions should be presumed to be taxable dividends for U.S. federal income tax purposes.

Dividends paid in pesos will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. Holder, in the case of Share, or the Depositary, in the case of Share represented by ADSs (regardless of whether such pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt by the U.S. Holder or the Depositary, as the case may be, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received which are converted into U.S. dollars on a date subsequent to receipt.

Subject to certain exceptions for short-term and hedged positions, and provided that we are not a passive foreign investment company (as discussed below), dividends received by certain U.S. Holders (including individuals) prior to January 1, 2011 with respect to the Shares or ADSs will be subject to U.S. federal income taxation at a maximum rate of 15%. However, the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which shareholders (and intermediaries) will be permitted to rely on certifications from issuers to establish that dividends qualify for the reduced rate of U.S. federal income taxation. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of Shares or ADSs should consult their own tax advisors regarding the availability of the reduced rate in the light of their own particular circumstances.

Distributions to U.S. Holders of additional Shares with respect to their Shares or ADSs that are made as part of a pro rata distribution to all of our stockholders generally will not be subject to U.S. federal income tax. If holders of the ADSs are restricted in their ability to participate in the exercise of preemptive rights, the preemptive rights may give rise to a deemed distribution to holders of the Shares under Section 305 of the Code. Any deemed distributions will be taxable as a dividend in accordance with the general rules of the income tax treatment of dividends discussed above.

Taxation of Capital Gains

Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Shares or ADSs generally will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. Holder’s adjusted tax basis in the Shares or ADSs and the amount realized on the disposition. A U.S. Holder generally will have an adjusted tax basis in a Shares or an ADS equal to its U.S. dollar cost. Gain or loss recognized by a U.S. Holder on the sale or other disposition of Shares or ADSs will generally be long-term gain or loss if, at the time of disposition, the U.S. Holder has held the Shares or ADSs for more than one year.

Certain U.S. Holders, including individuals, are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deduction of a capital loss is subject to limitations under the Code.

Gain realized by a U.S. Holder on a sale or other disposition of Shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if any Mexican withholding tax is imposed on the sale or disposition of the Shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the Shares or ADSs.

Deposits and withdrawals of Shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

A non-U.S. corporation generally will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes in any taxable year in which, after applying look-through rules, either (1) at least 75% of its gross income is passive income, or (2) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. The PFIC determination is made annually and generally is based on the value of a non-U.S. corporation’s assets (including goodwill) and composition of its income. In determining whether we are a PFIC, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least a 25% interest by value is taken into account.

We do not believe that we are a PFIC for U.S. federal income tax purposes, and we intend to continue our operations in such a manner that we will not become a PFIC in the future, although no assurances can be made regarding determination of our PFIC status in the current or any future taxable year. If we are treated as a PFIC for any taxable year, a U.S. Holder would be subject to special rules (and may be subject to increased tax liability) with respect to (a) any gain realized on the sale or other disposition of Units or ADSs, and (b) any “excess distribution” made by us to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on the Units or ADSs exceed 125% of the average annual distributions the U.S. Holder received on the Units or ADSs during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the Units or ADSs). Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the Units or ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day on which we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which the Issuer was a PFIC would be subject to U.S. federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of U.S. federal income tax would be imposed in respect of the tax attributable to each prior year in which we were treated as a PFIC. In addition, a U.S. Holder generally would be required to annually file IRS Form 8621 to disclose ownership of an equity interest in a PFIC. Moreover, dividends that a U.S. Holder receives from us will not be eligible for the reduced U.S. federal income tax rates described above if we are a PFIC either in the taxable year of the distribution or the preceding taxable year (and instead will be taxable at rates applicable to ordinary income).

Prospective investors should consult their own tax advisors regarding the potential application of the PFIC rules to Shares or ADSs.

Non-U.S. Holders

The following discussion is a summary of the principal U.S. federal income tax consequences to beneficial holders of Shares or ADSs that are neither U.S. Holders nor partnerships for U.S. federal income tax purposes (“Non-U.S. Holders”).

Subject to the discussion below under “U.S. Backup Withholding,” a Non-U.S. Holder of Shares or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of Shares or ADSs, unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment or fixed base of such Non-U.S. Holder) or (ii) in the case of gain realized by an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

U.S. Backup Withholding

A U.S. Holder of Shares or ADSs may, under certain circumstances, be subject to “backup withholding” with respect to certain payments to such U.S. Holder, such as dividends paid by us or the proceeds of a sale of Shares or ADSs, unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required or (ii) provides a correct taxpayer identification number, certifies that it is a U.S. person and that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the U.S. Holder’s U.S. federal income tax liability provided that the U.S. Holder timely files the appropriate forms with the U.S. Internal Revenue Service. While Non-U.S. Holders generally are exempt from backup withholding, a Non-U.S. Holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

Mexican Taxation

Taxation of Dividends

Dividends, either in cash or in any other form, paid with respect to the Shares constituting the Shares or the ADSs will not be subject to Mexican withholding tax.

Taxation of Capital Gains

Gain on the sale or other disposition of ADSs by holders who are not Mexican Residents (as defined below) will not be subject to Mexican income tax. Deposits of Shares in exchange for ADSs and withdrawals of Shares in exchange for ADSs will not give rise to Mexican income tax.

Gain on the sale of Shares by a holder who is not a Mexican Resident (as defined below) will not be subject to Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Mexican Ministry of Finance, and provided certain requirements set forth by the Mexican Income Tax Law are complied with. Sales or other dispositions of Shares made in other circumstances generally would be subject to Mexican tax, except to the extent that a holder is eligible for benefits under an income tax treaty to which México is a party. Under the Tax Treaty, gain on the sale or other disposition of Shares by a U.S. resident (if eligible for benefits under the Tax Treaty) who is a holder of less than 25% of our capital stock during the twelve-month period preceding such sale or disposition will not be subject to Mexican tax, unless (i) 50% or more of the fair market value of our assets consist of “immovable property” (as defined in the Tax Treaty) situated in México, or (ii) such gains are attributable to a permanent establishment or fixed base of such U.S. resident in México.

For a holder that is not a Mexican Resident and that does not meet the requirements referred to above, gross income realized on the sale of Shares will be subject to a 5% Mexican withholding tax if the transaction is carried out through the Mexican Stock Exchange. Alternatively, a holder that is not a Mexican Resident can choose to be subject to a 20% withholding rate on the net gain obtained, as calculated pursuant to Mexican Income Tax Law provisions.

The Mexican tax rules governing the taxation of gains of holders who are not Mexican Residents on dispositions of their Shares or ADSs were amended during 2002. Holders who are not Mexican Residents who disposed of their Shares or ADSs during 2003 should consult their own Mexican tax advisors on the Mexican tax treatment of such dispositions.

For purposes of Mexican taxation (Ley del Impuesto sobre la renta), an individual is a resident of México (a “Mexican Resident”) if he or she has established his or her home in México, unless he or she has resided in another country for more than 183 days, whether consecutive or not, during a calendar year and can demonstrate that he or she has become a resident of that country for tax purposes. A legal entity is a Mexican Resident if it has been incorporated under Mexican law. A company is also considered to be a Mexican Resident if its headquarters are located in México. A Mexican citizen is presumed to be a resident of México for tax purposes unless such person can demonstrate otherwise. If a person is deemed to have a permanent establishment or fixed base in México for tax purposes, such permanent person shall be required to pay taxes in México on income attributable to such permanent establishment or fixed base, in accordance with applicable tax laws.

Other Mexican Taxes

There are no Mexican inheritance, succession or similar taxes applicable to the ownership, transfer or disposition of ADSs or Shares by holders that are not Mexican Residents; provided, however, that gratuitous transfers of Shares may in certain circumstances cause a Mexican federal tax to be imposed on the recipient. There is no Mexican stamp, issue, registration or similar taxes or duties payable by holders of ADSs or Shares. Brokerage fees on securities transactions carried out through the Mexican Stock Exchange are subject to a 15% valued added tax.

Documents on Display

The documents concerning us which are referred to in this document are available at the our company headquarters, located at Ave. Tecnológico No.401, Cd. Industrial, Celaya, Guanajuato, 38010, México, for any inspection required. Part of this information is available on our web page, at www.bachoco.com.mx.

ITEM 11.	Quantitative and Qualitative Disclosures About Market Risk

In the normal course of our business, we hold or issue various financial instruments that expose us to financial risks involving fluctuations in currency exchange rates and interest rates. Also, we are exposed to commodity price risk in connection with fluctuations in the prices for our feed ingredients

Currency Fluctuation

Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to expenses which are denominated in U.S. dollars. Since we have liabilities denominated in U.S. dollars, we are exposed to foreign exchange losses when the peso declines in value against the U.S. dollar. The peso has been subject to significant volatility in the past and may be subject to significant fluctuations in the future.

All of our sales are priced in Mexican pesos, and we have significant expenses in U.S. dollars. A significant portion of our feed cost is priced in U.S. dollars, and other purchases may be influenced by U.S. dollar prices. A devaluation of the peso will accordingly affect our earnings. In addition, the Mexican peso exchange rate can directly and indirectly impact our results of operations and financial position in several respects, including potential economic recession in México resulting from a devalued peso.

We do not have debt denominated in U.S. dollars as of December 2006. We experienced foreign exchange gains of Ps.48.4 million in 2004. We had a loss of Ps.60.0 million in 2005, due to the net position of our liabilities and assets, since we had more assets (cash and cash equivalents) than liabilities denominated in U.S. dollars, and in 2005 the Mexican peso appreciated during most of the year with respect to the U.S. dollar. In 2006, we experienced a foreign exchange gain of Ps.39.3 million.

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

During 2005 and 2006, we have observed different strategies with respect to derivatives which involve call and put options in U.S. dollars.

At December 31, 2006, we maintained positions in several financial instrument derivatives. For details, please see Note 8 to our Consolidated Financial Statements.

Based on our position in December 2006 (please see Note 11 to our Consolidated Financial Statements), we estimate that a hypothetical 10% devaluation of the Mexican peso against the U.S. dollar would result in losses of Ps.17.3 million and gains of Ps.67.7 million in our Foreign Exchange Results.

Interest Rates

Our earnings may also be affected by changes in interest rates due to the impact those changes have on our variable rate debt instruments. As of December 31, 2006, we had borrowings of approximately Ps.43.6 million pursuant to variable rate debt instruments, representing approximately 0.3% of our total assets.

Based on our position on December 31, 2006, we estimate that a hypothetical interest rate variation of 0.5% on our Mexican peso denominated debt would result in increased interest expenses of approximately Ps.0.2 million per annum. Any such increase would likely be offset by an increase in interest income due to our significant cash and cash equivalent position.

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

Previously, we took advantage of the lower cost of feed ingredients available from Mexican sources and increased the portion of our total needs that we source locally from approximately 40% in 1995 to approximately 60% in 1999. We believe that local feed, particularly sorghum, is of superior quality compared to imported feed ingredients. In addition, the use of local feed allows us to save on transportation costs and import duties. Our feed costs were favorably affected by changes in the Mexican government’s agricultural policy, beginning in 1991, that eliminated price supports for domestic farmers and reduced procedural restrictions on importing grains, and by the reduction in tariffs with the implementation of NAFTA beginning in 1994.

However, this trend reversed in 2000, when only 45.0% of feed ingredients were purchased from local sources. The change occurred mainly because grain for the acquired Grupo Campi complexes is supplied from international markets due to a lack of domestic supply in southern México. In general, costs of domestic feed ingredients tend to follow the international markets, although cost adjustments do not occur simultaneously. In 2001, we purchased approximately 40.6% of grain from local sources, while in 2002 we purchased approximately 30.1% of grain from local sources. In 2003 the percentage of grain purchased from domestic markets was 38.3%, in 2004 it was 35.0%, in 2005 it was 30.1% and in 2006 it was approximately 31.3%.

Based on results for 2006, we estimate that a hypothetical variation of 10% in the cost of our feed ingredients would have an impact of 5.7% on total cost of sales.

ITEM 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13.	Default, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act is recorded, processed, summarized and reported as and when required.

The Company’s management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2006, the Company’s internal control over financial reporting is effective based on those criteria.

There has been no change in our internal control over financial reporting in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[Reserved]

ITEM 16A. Audit Committee Financial Expert

Currently, no member of our audit committee possesses all the characteristics included in the definition of an “audit committee financial expert” within the meaning of this Item 16A. We consider that the combined financial expertise of the members of our audit committee meet much of this requirement. Our audit committee has the authority and appropriate funding to obtain outside advice, as it deems necessary, to carry out his duties.

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

ITEM 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Ernst & Young Mexico, independent public accountants, during the fiscal years ended December 31, 2005 and 2006:

	Year ended December 31,
	2005		2006

Audit fees	Ps.	2,429,000	Ps.	2,724,350
Audit-related fees		—		—
Tax fees		433,999		872,006
All other fees		—		—
Total fees	Ps.	2,862,999	Ps.	3,596,356

Audit fees in the above table are the aggregate fees billed by Ernst & Young Mexico, in connection with the audit of our annual financial statements and statutory and regulatory audits.

Tax fees in the above table are fees billed by Ernst & Young Mexico for services related to tax refund claims.

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

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17.	Financial Statements

Not applicable.

ITEM 18.	Financial Statements

See the Audited Financial Statements including notes, incorporated herein by reference.

ITEM 19.	Exhibits

Documents filed as exhibits to this Annual Report:

Exhibit No.	Description

1.1	An English translation of the Bylaws (estatutos sociales) of Industrias Bachoco, S.A.B. de C.V. dated December 6, 2006.

2.1
Form of Amended and Restated Deposit Agreement, among Industrias Bachoco, S.A. de C.V., the Depositary and each Owner and Beneficial Owner from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1.1 on Form F-6 filed with the U.S. Securities and Exchange Commission on August 18, 2006 (File No. 333-07480)).

2.2
Trust Agreement, dated April 1, 1995, among Banco Internacional, S.A., Institución de Banca Múltiple, Grupo Financiero Prime Internacional, as trustee, and the stockholders of the Company named therein, together with an English translation, (incorporated by reference on our registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission on August 22, 1997 (File No. 333-7472)).

2.3
Trust Agreement, dated August 20, 1997, among Banco Internacional, S.A., Institución de Banca Múltiple, Grupo Financiero Bital, as trustee, and the stockholders of the Company named therein, together with an English translation, (incorporated by reference on our registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission on August 22, 1997 (File No. 333-7472)).

8.1	Subsidiaries of Industrias Bachoco S.A.B. de C.V.

12.1	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INDUSTRIAS BACHOCO, S.A.B. de C.V.

By:	/s/ DANIEL SALAZAR FERRER
Daniel Salazar Ferrer Chief Financial Officer

Date: June 29, 2007

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2005 and 2006 With Report of Independent Registered Public Accounting Firm

INDUSTRIAS BACHOCO, S.A.B. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2005 and 2006

Content

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Industrias Bachoco, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Industrias Bachoco, S.A.B. de C.V. and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income, stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Industrias Bachoco, S.A.B. de C.V. and subsidiaries at December 31 2005 and 2006, and the consolidated results of their operations and their changes in financial position for each of the three years in the period ended December 31, 2006, in conformity with Mexican Financial Reporting Standards which differ in certain respects from U.S. generally accepted principles (see Note 17).

Mancera, S.C. A Member Practice of Ernst & Young Global Francisco José Sánchez González

Mexico City, Mexico
June 26, 2007

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated balance sheets

(Thousands of constant Mexican pesos as of December 31, 2006)

	December 31,
					(Thousands of U.S. dollars )
					(Note 2)
	2005		2006		2006
ASSETS
Current assets
Cash and cash equivalents	Ps	3,296,142	Ps	3,454,052	$319,834
Accounts receivable:
Trade, net		493,488		520,315	48,180
Value added and other recoverable taxes		295,772		318,517	29,494
Total accounts receivable		789,260		838,832	77,674
Inventories, net -Note 4		1,704,692		2,143,519	198,483
Biological current assets -Note 4		72,622		88,575	8,202
Prepaid expenses and other current assets		83,885		56,609	5,242
Total current assets		5,946,601		6,581,587	609,435

Property, plant and equipment, net -Note 5		9,172,262		9,517,510	881,292
Biological non-current assets -Note 4		469,001		496,456	45,970
Intangible assets-Note 12		40,023		21,427	1,984
Goodwill, net -Note 6		289,950		289,949	26,848
Other assets		14,179		16,164	1,497
TOTAL ASSETS	Ps	15,932,015	Ps	16,923,093	$1,567,026
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable to banks -Note 7	Ps	74,762	Ps	-	$-
Current portion of long-term debt -Note 7		21,682		9,356	866
Accounts payable		455,509		807,105	74,735
Related parties -Note 3		6,407		12,192	1,129
Income tax		57,858		43,746	4,051
Other taxes payable and other accruals -Note 10		291,178		234,749	21,737
Derivative financial instruments- Note 8		105,985		10,426	965
Total current liabilities		1,013,381		1,117,574	103,483
Long-term liabilities:
Long-term debt -Note 7		54,018		34,208	3,168
Deferred income tax -Note 14		1,763,051		2,102,982	194,730
Labor obligations -Note 12		87,703		76,305	7,066
TOTAL LIABILITIES		2,918,153		3,331,069	308,447
COMITMENTS AND CONTINGENCIES -Note 9
STOCKHOLDERS’ EQUITY -Note 13
Majority stockholders’ equity:
Capital stock		2,211,549		2,211,785	204,804
Paid-in capital		699,766		716,732	66,367
Reserve for repurchase company stock		153,678		153,678	14,230
Retained earnings		11,736,122		13,211,136	1,223,310
Net majority income for the year		1,839,392		873,356	80,870
Minimum seniority premium liability adjustment -Note 12		(3,215)		(883)	(82)
Deficit from restatement of stockholders’ equity		(3,579,088)		(3,617,916)	(335,007)
Derivative financial instruments-Note 8		(89,027)		357	33
Total majority stockholders' equity		12,969,177		13,548,245	1,254,525

Minority interest		44,685		43,779	4,054
Total stockholders' equity		13,013,862		13,592,024	1,258,579
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	Ps	15,932,015	Ps	16,923,093	$1,567,026

See accompanying notes.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated statements of income

(Thousands of constant Mexican pesos, except per share amounts, as of
December 31, 2006)

	Years ended December 31,
							(Thousands of U.S. dollars)
							(Note 2)
	2004		2005		2006		2006

Net revenues	Ps	14,299,667	Ps	15,052,368	Ps	14,987,576	$1,387,802
Cost of sales		(11,596,917)		(10,827,550)		(11,616,324)	(1,075,635)
Gross profit		2,702,750		4,224,818		3,371,252	312,167
Selling, general and administrative expenses		(1,784,854)		(1,932,886)		(1,996,504)	(184,870)
Operating income		917,896		2,291,932		1,374,748	127,297

Comprehensive financing income (cost):
Interest income		109,502		305,047		291,936	27,032
Interest expense and other financing costs		(130,646)		(201,914)		(127,075)	(11,767)
Net interest income (expense)		(21,144)		103,133		164,861	15,265
Foreign exchange gain (loss), net		48,440		(60,003)		39,305	3,639
Loss on net monetary position		(104,164)		(114,423)		(144,988)	(13,425)
		(76,868)		(71,293)		59,178	5,479

Other ordinary income (expense), net		33,187		(21,689)		21,963	2,034

Income before income tax, asset tax, and employee profits sharing		874,215		2,198,950		1,455,889	134,810
Income tax and asset tax -Note 14		(111,237)		(354,507)		(577,421)	(53,467)
Employee profits sharing -Note 14		(3,201)		(3,332)		(4,204)	(389)
NET INCOME	Ps	759,777	Ps	1,841,111	Ps	874,264	$80,954

Majority net income		755,681		1,839,392		873,356	80,870
Minority net income		4,096		1,719		908	84
NET INCOME	Ps	759,777	Ps	1,841,111	Ps	874,264	$80,954

Weighted average shares outstanding (in thousands)		599,260		599,694		599,571	599,771

NET MAJORITY INCOME PER SHARE	Ps	1.27	Ps	3.07	Ps	1.46	$0.13

See accompanying notes.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated statements of changes in stockholders’ equity

Years ended December 31, 2004, 2005 and 2006

(Thousands of constant Mexican pesos as of
December 31, 2006)

	Number of shares of capital stock (thousands)	Capital stock		Paid-in capital		Reserve for repurchase of Company stock		Retained earnings		Net income for the year		Minimum labor obligations liability adjustment		Deficit from restatement of stockholders’ equity		Derivative financial instru-ments		Total majority stockholders’ equity		Minority interest		Total stockholders’ equity

Balance at December 31, 2003	600,000	Ps	2,211,798	Ps	683,455	Ps	190,049	Ps	10,894,939	Ps	605,322	Ps	(2,052)	Ps	(3,252,406)	Ps	-	Ps	11,331,105	Ps	46,778	Ps	11,377,883

Transfer of prior year’s net income	-		-		-		-		605,322		(605,322)		-		-		-		-		-		-
Repurchase of stock	(2,220)		(616)		-		(25,324)		-		-		-		-		-		(25,940)		-		(25,940)
Sales of repurchased stock	1,420		395		13,464		-		-		-		-		-		-		13,859		-		13,859
Cash dividends paid	-		-		-		-		(265,655)		-		-		-		-		(265,655)		-		(265,655)
Comprehensive income, net of tax	-		-		-		-		-		755,681		(964)		(160,764)		-		595,881		(2,562)		593,319
Balance at December 31, 2004	599,200		2,211,577		696,919		164,725		11,234,606		755,681		(1,088)		(3,413,170)		-		11,649,250		44,216		11,693,466

Transfer of prior year’s net income	-		-		-		-		755,681		(755,681)		-		-		-		-		-		-
Repurchase of stock	(920)		(242)		-		(11,047)		-		-		-		-		-		(11,289)		-		(11,289)
Sales of repurchased stock	800		214		2,847		-		-		-		-		-		-		3,061		-		3,061
Cash dividends paid	-		-		-		-		(254,165)		-		-		-		-		(254,165)		-		(254,165)
Comprehensive income, net of tax	-		-		-		-		-		1,839,392		(2,127)		(165,918)		(89,027)		1,582,320		469		1,582,789
Balance at December 31, 2005	599,080		2,211,549		699,766		153,678		11,736,122		1,839,392		(3,215)		(3,579,088)		(89,027)		12,969,177		44,685		13,013,862

Transfer of prior year’s net income	-		-		-		-		1,839,392		(1,839,392)		-		-		-		-		-		-
Sales of repurchased stock	920		236		16,966		-		-		-		-		-		-		17,202		-		17,202
Cash dividends paid	-		-		-		-		(364,378)		-		-		-		-		(364,378)		-		(364,378)
Comprehensive income, net of tax	-		-		-		-		-		873,356		2,332		(38,828)		89,384		926,244		(906)		925,338
Balance at December 31, 2006 (Note 13)	600,000	Ps	2,211,785	Ps	716,732	Ps	153,678	Ps	13,211,136	Ps	873,356	Ps	(883)	Ps	(3,617,916)	Ps	357	Ps	13,548,245	Ps	43,779	Ps	13,592,024

See accompanying notes.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated statements of changes in financial position

(Thousands of constant Mexican pesos as of December 31, 2006)

	Years ended December 31,
							(Thousands of U.S. dollars) (Note 2)
	2004		2005		2006		2006
Operating activities
Net income	Ps	759,777	Ps	1,841,111	Ps	874,264	$80,954
Adjustments to reconcile net income to resources provided by operating activities:
Depreciation		451,885		479,784		517,914	47,957
Deferred income tax		87,021		1,029		333,571	30,888
Goodwill amortization		18,840		-		-	-
Labor obligations, net period cost		21,268		39,038		36,107	3,343
		1,338,791		2,360,962		1,761,856	163,142
Changes in operating assets and liabilities:
Accounts receivable		118,724		(183,564)		(49,572)	(4,590)
Inventories and biological assets		(45,887)		(339,988)		(516,517)	(47,828)
Prepaid expenses and other current assets		30,641		(33,272)		27,276	2,526
Accounts payable		17,814		(24,602)		351,596	32,557
Related parties		3,746		(162)		5,785	536
Taxes payable and other accruals		15,867		132,955		(70,541)	(6,532)
Labor obligations, plan contributions		(9,193)		(25,202)		(26,577)	(2,461)
Derivative financial instruments		-		-		(6,175)	(572)
Resources provided by operating activities		1,470,503		1,887,127		1,477,131	136,778

Financing activities
Proceeds from issuance of long-term debt		4,381		179		-	-
Proceeds from issuance of notes payable to banks		334,277		170,014		-	-
Repayment of long-term debt and notes payable		(315,790)		(198,898)		(101,037)	(9,356)
Constant pesos effect on notes payable to banks and long term-debt		(8,423)		(5,971)		(5,861)	(543)
Cash dividends paid		(265,655)		(254,165)		(364,378)	(33,740)
Sales (repurchases) of Company’s own stock, net		(12,081)		(8,227)		17,202	1,593
Resources used in financing activities		(263,291)		(297,068)		(454,074)	(42,046)

Investing activities
Acquisition of property, plant and equipment, net		(471,194)		(805,259)		(863,162)	(79,926)
Other assets		3,128		(2,611)		(1,985)	(184)
Resources used in investing activities		(468,066)		(807,870)		(865,147)	(80,110)

Net increase in cash and cash equivalents		739,146		782,189		157,910	14,622
Cash and cash equivalents at beginning of year		1,774,807		2,513,953		3,296,142	305,212
Cash and cash equivalents at end of year	Ps	2,513,953	Ps	3,296,142	Ps	3,454,052	$319,834

See accompanying notes.

INDUSTRIAS BACHOCO, S.A.B. DE C.V.
AND SUBSIDIARIES

Notes to the consolidated financial statements

Years ended December 31, 2004, 2005 and 2006

(Thousands of constant Mexican pesos as of
December 31, 2006, except per share amounts)

1. Organization and Business Activity

Industrias Bachoco, S.A.B. de C.V. and subsidiaries (collectively “Bachoco” or the “Company”) was incorporated on February 8, 1980 and it is engaged in breeding, processing and marketing of poultry (chicken and eggs), swine and other products (principally balanced animal feed). Industrias Bachoco, S.A.B. de C.V. is the controlling company of a group of subsidiaries.

In June 2006, the new Securities Trading Act came into effect, which, among other provisions, established that corporations listed on the Mexican stock exchange must change their entity names from variable capital stock corporation (S.A. de C.V.) to variable capital stock market corporation(S. A. B. de C.V.).

As of February 1, 2007, the Company’s name is Industrias Bachoco, S.A.B. de C.V., in compliance with the aforementioned law.

On March 22, 2007, the accompanying financial statements and these notes were authorized by the Company’s Finance Director, for their issuance.

2. Accounting Policies and Practices

The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards. The significant accounting policies and practices observed by the Company in the preparation of the financial statements are described below:

a) Adoption of Mexican Financial Reporting Standards (FRS)

On June 1, 2004, the Mexican Institute of Public Accountants (IMCP) formally handed over the responsibility for accounting standardization in Mexico to the Mexican Council for Financial Reporting Research and Development (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or CINIF).

The generally accepted accounting principles (GAAP) and bulletins previously issued by the Mexican Institute of Public Accountants were adopted by the CINIF and incorporated into the Financial Reporting Standards (FRS), or as applicable, Interpretations to Financial Reporting Standards. The FRS are understood to encompass the new standards and interpretations issued by the CINIF plus the bulletins previously issued by the IMCP and adopted by the CINIF. As such, any of the documents comprising the FRS will hereinafter be referred to by their original name or rather, either as “FRS” or as “Mexican accounting bulletin”, as the case may be.

The new Mexican Financial Reporting Standards include the following:

a) The new FRS and their interpretations issued by the CINIF.

b) Those bulletins previously issued by the Accounting Principles Board of the Mexican Institute of Public Accountants that have not been modified, replaced or abolished by the new FRS.

Changes in FRS are effective in 2006, and the primary changes established by them are as follows:

FRS A-3 User Needs and the Objective of Financial Statements

FRS A-3 establishes that the statement of changes in financial position will be substituted by a statement of cash flows whenever so required by the specific standards.

FRS A-5 Basic Elements of Financial Statements

FRS A-5 includes a new classification of revenues and expenses as either ordinary or non-ordinary. Ordinary revenues and expenses derive from common transactions or events carried out for the entity’s own business purposes, regardless of its frequency. Non-ordinary revenues and expenses derive from unusual transactions or events, both frequent and infrequent.

FRS A-7 Preparation and Disclosure

The financial statements must disclose the date authorized for the issuance of the financial statements and the names of the Company officers or governing bodies that authorize their issuance.

FRS B-1 Accounting Changes and Corrections of Errors

FRS B-1 establishes that changes in internal accounting policies and reclassifications and corrections of errors must be recognized retrospectively, so that both the basic financial statements for the most recent period presented and those presented for comparison purposes are adjusted as if the new policy, classification or corrections had always been applied.

b) Consolidation

The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. The Company has no investments in variable-interest entities. The ownership interests of other stockholders in such subsidiaries are shown as minority interest. Intercompany balances, investments and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements include the following consolidated subsidiaries as of December 31, 2004, 2005 and 2006:

	Percentage equity interest
	2004	2005	2006
	%	%	%
Acuícola Bachoco, S.A. de C.V.	100	100	100
Aviser, S.A. de C.V.	100	100	100
Bachoco, S.A. de C.V. (“BSACV”)	100	100	100
Campi Alimentos, S.A. de C.V.	100	100	100
Huevo y Derivados, S.A. de C.V.	97	97	97
Operadora de Servicios de Personal, S.A. de C.V.	100	100	100
Pecuarius Laboratorios, S.A. de C.V.	64	64	64
Secba, S.A. de C.V.	100	100	100
Sepetec, S. A. de C.V.	100	100	100
Servicios de Personal Administrativo, S.A. de C.V.	100	100	100
Induba Pavos, S.A. de C.V.	-	-	100

Induba Pavos, S.A. de C.V. was created in December 2006 and is a 100% owned subsidiary of Bachoco.

c) Revenue recognition

Revenues are recognized at the time ownership of the products sold is transferred to the customer, which occurs when shipped merchandise is received and accepted by the customer.

Revenues are recognized when each of the following criteria is met:

•  There is evidence of an arrangement.

•  Delivery has occurred.

•  The seller fixes or determines the prices with the buyer.

•  Collectability is reasonably certain.

The Company recognizes revenues upon delivery of the product.

d) Recognition of the effects of inflation on financial information

The financial information recognizes the effects of inflation and therefore the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of Mexican pesos with purchasing power at December 31, 2006. The restatement factor applied to the financial statements for the years ended December 31, 2004 and 2005 was 1.0752 and 1.0405, respectively, which corresponds to the annual rate of inflation from December 31, 2004 and December 31, 2005, respectively, through December 31, 2006, based on the Mexican National Consumer Price Index (NCPI) published by Banco de Mexico.

A summary of the key inflation accounting concepts and procedures is as follows:
•  Property, plant and equipment

Property, plant and equipment were carried at replacement cost, determined annually by an independent appraiser, through 1996. The fifth amendment to bulletin B-10 (as modified), which is applicable to financial statements for periods beginning on or after January 1, 1997, disallows the use of appraisals. Based on such amendment, the Company restated the appraised value at December 31, 1996 and property, plant and equipment purchases since January 1, 1997 are carried at cost adjusted by the NCPI.
•  Stockholders’ equity

Capital stock, paid-in capital, reserve for stock repurchase of Company’s own shares and retained earnings were restated using adjustment factors obtained from the NCPI.

•  Net monetary gain (loss)

The net monetary gain (loss) represents the impact of inflation on monetary assets and liabilities. The net monetary gain (loss) of each year is included in the statements of income as a part of the comprehensive financing income (cost).

• Deficit from restatement of stockholders’ equity

The deficit from restatement of stockholders’ equity comprises the accumulated monetary position loss at the time the provisions of bulletin B-10 were first applied and the subsequent gain or loss from holding nonmonetary assets, principally inventories. Deficit from restatement of stockholders’ equity is originated when the replacement cost of these assets is lower than the cost of these assets restated by the NCPI.

e) Statement of Changes in Financial Position

Mexican accounting bulletin B-12, Statement of Changes in Financial Position, specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant Mexican pesos in accordance with bulletin B-10. bulletin B-12 identifies the sources and applications representing differences between beginning and ending financial statement balances in constant Mexican pesos. The bulletin also requires that monetary and foreign exchange gains and losses not be treated as non-cash items in the determination of resources provided by operating activities.

f) Estimates in financial statements

The preparation of financial statements in conformity with FRS requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

g) Cash and cash equivalents

Cash and cash equivalents consist primarily of bank deposits and highly liquid investments with original maturities of less than 90 days. Such investments are stated at acquisition cost plus accrued interest, similar to market value.

h) Allowance for doubtful accounts

The Company policy is to record an allowance for doubtful accounts for balances which are not likely to be recovered. Management considers that such accounts are those which are more than 60 days overdue or in litigation.

As a result of this procedure, accounts receivable at December 31, 2005 and 2006 are presented net of the allowance for doubtful accounts of Ps. 36,329 and Ps. 30,698, respectively.

i) Inventories and biological assets

Inventories are recognized at historical acquisition cost and are valued using the average-cost method.

Inventories are restated using the specific-cost method. The stated value of inventories is not in excess of net realizable value. Cost of sales is restated to Mexican pesos with purchasing power at year-end by applying the same method as for inventories. The deficit from restatement of stockholders’ equity is comprised of the difference between the increase in the specific value of inventories and cost of sales, and the increase as measured based solely on the NCPI.

The allowance for decline in the productivity of breeder chickens and pigs is estimated based on expected future production.
• Agriculture

The financial statements recognize the requirements of Mexican accounting bulletin E-1, Agriculture, which establishes the rules for recognizing, valuing, presenting and disclosing biological assets and agricultural products, as well as the tax treatment to be applied to government subsidies related to a biological asset.

Bulletin E-1 requires biological assets and agricultural products (the latter at the time of harvesting) to be valued at their fair value, net of the estimated costs at the point of sale. bulletin E-1 also establishes that whenever the fair value cannot be determined in a reliable, verifiable and objective manner, the assets are to be valued at their production cost, net of accrued impairment loss.

The Company’s biological assets consist of poultry in different stages, incubatable eggs and breeder pigs. Agricultural products are processed chicken, commercial eggs and commercial pigs.

Broiler chicks less than six weeks old, incubatable eggs, breeder pigs and laying hens are valued at production cost since it is not possible to determine their fair value in a reliable, verifiable and objective manner.

Broilers more than six week old through their date of sale are valued at fair value net of estimated point-of-sale costs, considering the price per kilogram of processed chicken at the valuation date.

Processed chicken and commercial eggs are valued at fair value net of estimated point-of-sale costs, considering the price per kilogram of processed chicken and commercial eggs at the time such items are considered as agricultural products. From such date through the date of sale, the fair value is considered to be the cost of processed chicken or commercial eggs, not in excess of net realizable value.

The Company is exposed to financial risks due to changes in the price of chicken. The Company estimates that the price of chicken will not fall significantly in the future; consequently, the Company has not entered into any derivative agreement or any other type of agreement to offset the risk of a drop in the price of chicken.

The Company reviews periodically the price of chicken so as to evaluate the need for a financial instrument to offset such risk.

In conformity with bulletin E-1, biological assets and agricultural products were classified as either current or non-current assets depending on their availability and the business cycle.

j) Property, plant and equipment

Property, plant and equipment are carried at cost and then restated based on adjustment factors derived from the NCPI.

Depreciation of property, plant and equipment is computed on restated values using the straight-line method, based on the estimated useful lives of the related assets (see Note 5).

The value of property, plant and equipment is reviewed whenever there are indications of impairment in their value. The related loss is determined based on the recovery amount of the related asset, which is defined as the higher of the asset’s net selling price and its value in use. An impairment loss is recognized if the net carrying amount of the asset exceeds the recovery value.

The Company’s policy is to not capitalize its comprehensive financing cost for constructions in process.

k) Intangible assets

The Company capitalizes software development for internal use when the product under development has reached technological feasibility. Software development costs incurred before the technology is deemed viable are charged to development expenses.

Internal and external costs incurred during the development phase are capitalized.

Costs incurred during the preliminary phase and post-implementation and operational stages are expensed as incurred.

Intangible assets are amortized on restated values using the straight-line method based on the estimated useful lives of the related assets. Intangible assets with indefinite useful lives are not amortized.

The value of intangible assets with definite useful lives is reviewed whenever there are indications of impairment. The related loss is determined based on the recovery value of the related asset, which is defined as the difference between the asset’s net selling price and its value in use. An impairment loss is recognized if the net carrying amount of the asset exceeds its recovery value.

Intangibles with indefinite useful lives that are not yet available for use and intangibles that are in use but whose amortization period exceeds 20 years from the date they were available for use are tested for impairment at the end of each year.

l) Goodwill

Goodwill represents the difference between the purchase price and the fair value of the net assets acquired at the purchase date.

On January 1, 2005, the Company adopted the requirements of Mexican accounting bulletin B-7, Business Acquisitions, issued by the Mexican Institute of Public Accountants. The Company has valued all of its business acquisitions using the purchase method and, since 2005, no longer amortizes its goodwill. Through December 31, 2004, goodwill was being amortized using the straight-line method over a twenty-year period.

Goodwill is recorded initially at acquisition cost and then restated using adjustment factors derived from the NCPI. Goodwill is considered an intangible asset with an indefinite useful life and is therefore subject to annual impairment testing in conformity with Mexican accounting bulletin C-15.

m) Foreign exchange differences

Transactions denominated in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated monetary assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Such exchange differences are charged or credited to operations.

See Note 11 for the Company’s foreign currency position at the end of each year and the exchange rates used to translate balances denominated in foreign currency.

n) Liabilities, provisions, contingent liabilities and commitments

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

Contingent liabilities are recognized only when it is probable they will give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when it is probable they will generate a loss.

o) Pension plan, seniority premiums and severance benefits

The IMCP issued the revised Mexican accounting bulletin D-3, Labor Obligations, which came into force on January 1, 2005. The revised bulletin establishes the overall rules for the valuation, presentation and disclosure of “other post-retirement benefits” and the reduction and early extinguishment of such benefits. Bulletin D-3 also modifies the rules applicable to employee severance benefits.

Bachoco has a retirement plan in which all non-union workers participate. Pension benefits are determined based on the salary of workers in their final three years of service, the number of years worked and their age at retirement; this plan includes:
• Defined contribution plan: This fund consists of employee and Company contributions. The employee contribution percentage ranges from 1% to 5%. The Company contribution ranges from 1% to 2% in the case of employees with less than 10 years’ seniority, and the same contribution percentage as the employee (5%) when the employee has more than 10 years’ seniority.

• Defined benefit plan: This fund consists solely of Company contributions and covers the Company's labor obligations with each employee.
Seniority premiums and severance payments are paid to workers as required by Mexican labor law.

The Company recognizes the liability for pension benefits, seniority premiums and termination benefits (severance payments), based on independent actuarial computations using the projected unit-credit method and financial hypotheses net of inflation.

p) Comprehensive income

Comprehensive income consists of the net income or loss for the year, plus the result from holding non-monetary assets, the effect of deferred taxes applied directly to stockholders’ equity, the effective portion of the unrealized gain or loss on cash flow hedges and the minimum liability adjustment for labor obligations as required by Mexican accounting bulletin B-4, Comprehensive Income.

q) Derivative financial instruments acquired for hedging purposes

In order to reduce its financial risks, the Company uses derivative financial instruments as hedges against certain risks. As of January 1, 2005, due to the adoption of Mexican accounting bulletin C-10, “Accounting for Derivative Instruments and Hedging Activities”, issued by the IMCP in April 2004, the Company modified its accounting policies for valuing and recognizing these instruments.

In the normal course of business, the Company is exposed to foreign currency exchange risks. The Company mitigates these risks through a program that includes the use of derivative financial instruments.

The Company’s policy establishes a range of hedging from 25% to 30% of its total U.S. dollar denominated transactions. The Company uses options and futures contracts to mitigate its exposure to exchange rate fluctuations on its short-term cash flows denominated in U.S. dollars (forecasted transaction). These instruments are not used for speculative purposes and the counterparties with which they are contracted are major financial institutions.

The derivatives are recognized in conformity with the regulations established in Mexican accounting bulletin C-10 (Mexican GAAP) and Statement of Financial Accounting Standard (SFAS) 133, “Accounting for Derivative Instruments and Hedging Activities”, and its related interpretations (US GAAP). The Company use derivatives as hedge accounting for forecasted transaction.

The Company has entered into the following agreements involving derivative financial instruments:

Options

Options are derivatives that give the buyer the right, albeit not the obligation, to buy or sell an asset (in this case dollars) at an established exercise price, known as the strike price, at a defined date in exchange for the payment of a premium. The issuer of the option is obligated to buy or sell when the option is exercised by the buyer. When the right that is acquired is the right to sell, the option is known as a put, when it is to buy, it is known as a call. In Bachoco’s case, the options entered into are of the European type; that is, they can only be exercised at the maturity date. The options entered into by Bachoco do not involve the payment of a premium, as the instruments consist of both call and put options and the combination of the premiums payable and receivable is equal to zero. Under this plan, Bachoco acts as both the buyer and the seller and assumes rights (when it purchases) and obligations (when it sells) from these contracts.

Futures

Futures are contracts that obligate two entities to exchange an asset or value (in this case grain) at a future date for a pre-established and agreed quantity, quality and price. In this type of contract, there is no premium payment, as there is only a gain or a loss for the Company when the market price of the grain exceeds the strike price (gain) or the market price falls below the price agreed to in the contract (loss). The Company engaged in futures contracts during 2005 and 2006. The Company holds deposits with some of its counterparties to guarantee the execution of its futures contracts. Such deposits bear market interest at market rates.

Assessment of effectiveness

The effectiveness of the Company’s hedges is determined at the time the derivatives are designated as hedges and is assessed on a regular basis. The effectiveness of the Company’s hedges is determined at the time the financial derivatives are designated as hedges and is assessed on a periodic basis. Hedges considered as highly effective are those in which the fair value or cash flows of the hedged item are offset on a period-by-period or cumulative basis by changes in the fair value or cash flows of the financial derivative itself within a range of 80% and 125%.

In conformity with bulletin C-10 and SFAS 133, paragraph 30, the effective portion of a loss or gain on a cash flow hedge is recorded in comprehensive income net of related income taxes (stockholders’ equity) while the ineffective portion is recorded in results of operations.

Also, in conformity with SFAS 133, Implementation Issue No. G20, “Cash flow hedges: assessing and measuring the effectiveness of a purchased option used in a cash flow hedge”, when designating a purchased option (including a combination of options that comprise either a net purchased option or a zero cost collar) as hedging the exposure to variability in expected future cash flows attributable to a particular rate or price (in this case exchange rate) beyond a specified level, an entity documents that the assessment of effectiveness will be based on total changes in the option's cash flows (that is, the assessment will include the hedging instrument's entire change in fair value—its entire gain or loss), rather than documenting that the assessment of effectiveness will be based on only the changes in the hedging instrument's intrinsic value as permitted by paragraph 63(a). For this type of instrument, the hedging ratio may to be considered perfectly effective and, consequently, there will be no recognition of ineffectiveness in income, provided the following criteria are met:

1. The critical terms of the hedging instrument (such as notional amount, underlying and maturity date, etc.) completely match the related terms of the hedged forecasted transaction.

2. The strike price (or prices) of the hedging option (or combination of options) matches the specified level (or levels) beyond (or within) which the Company’s exposure is being hedged.

3. The hedging instrument’s inflows (outflows) at its maturity date completely offset the change in the hedged transaction’s cash flows for the risk being hedged.

4. The hedging instrument can only be exercised on a single date (its maturity date).

The Company followed G-20, as a supplement to FRS, in regards to the measurement of effectiveness.

The Company meets with these criteria for zero cost collar derivative financial instruments and therefore, the Company’s contracts of this type of instrument are valued at their fair value at the beginning and later on a monthly basis, until their maturity. These instruments are recorded in other comprehensive income at their fair value as of December 31, 2006, and rather than being reclassified to results of operations they are cancelled upon their maturity, as they are considered perfectly effective in accordance with G20.

For derivatives other than zero cost collar or those that are combination of call option, the Company determines the effective portion for such derivatives and records it in other comprehensive income, while the ineffective portion is recorded in income, as is established in bulletin C-10 and SFAS 133.

r) Deferred taxes

The Company determines deferred taxes temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued, or the enacted rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

The possibility of recovering deferred tax assets is evaluated periodically and, if necessary, a valuation allowance is created for those assets that are unlikely to be recovered.

Deferred employee profit sharing is determined only on temporary differences in the reconciliation of current year net income to taxable income for employee profit sharing purposes, provided there is no indication that the related liability or asset will not be realized in the future.

Asset tax is a minimum income tax and any amount paid is recognized as a deferred income tax asset since it can be credited against future tax obligation for a period up to 10 years.

s) Concentration of risk

The Company invests a portion of its surplus cash in cash deposits in financial institutions with credit ratings and has established guidelines related to diversification and maturities that the Company believes maintains safety and liquidity. The Company has not experienced any losses on its cash equivalents. The Company does not believe it has significant concentrations of credit risks in its accounts receivable, because the Company’s customer base is geographically diverse, thus spreading the credit risk.

t) Net income per share

Net majority income per share has been computed based on majority net income and on the weighted average number of shares outstanding, as established in Mexican accounting bulletin B-14.

u) Financial information by segments

Requirements of bulletin B-5, Financial Information by Segments, issued by the IMCP, went into effect in April 2003. This bulletin establishes the rules for disclosing financial information by segment.

Financial information by segment is prepared based on a management’s approach, in conformity with bulletin B-5, considering a segment to be an operating component that is subject to risks and benefits that are different from other business segments.

The financial information by activity is disclosed in Note 15.

v) Convenience translation

United States dollar amounts as of December 31, 2006, shown in the accompanying consolidated financial statements, have been included solely for the convenience of the reader and are translated from Mexican pesos to US dollars as a matter of arithmetic computation only, at an exchange rate of Ps 10.7995 to one U.S. dollar, which was the exchange rate at December 31, 2006. Such translation should not be construed as a representation that the Mexican peso amounts could have been or could be converted into U.S. dollars at this or any other rate. Figures shown in US Dollars do not represent the translation of the financial statements in accordance with US GAAP (SFAS 52).

3. Related Parties

a) A summary of related party accounts payable as of December 31, is as follows:

	Relation	2005		2006
Llantas y Accesorios, S.A. de C.V.	Affiliate	Ps	56	Ps	54
Maquinaria Agrícola, S.A. de C.V.	Affiliate		123		2,932
Vilifies, S.A. de C.V.	Affiliate		6,177		8,900
Autos y Accesorios, S.A. de C.V.	Affiliate		51		306
		Ps	6,407	Ps	12,192

All of these companies are considered as related parties, as the Company’s main shareholders are also directly or indirectly, shareholders of these companies.

b) For the years ended December 31, 2004, 2005 and 2006, the Company had the following transactions with related parties:

	2004		2005		2006
Airplane leasing expenses	Ps	2,936	Ps	4,517	Ps	4,044
Purchases of vehicles, tires and spare parts		40,629		56,443		61,160
Purchases of feed, raw materials and Packing supplies		210,733		187,023		242,804

4. Inventories and biological assets

a) Inventories consist of the following:

	2005		2006
Raw materials and byproducts	Ps	674,911	Ps	1,047,763
Medicine, materials and spare parts		299,880		343,485
Finished feed		34,370		41,147
		1,009,161		1,432,395
Agricultural products:
Live chicken		495,640		545,378
Processed chicken		180,755		142,022
Commercial egg		19,136		23,724
		695,531		711,124
Total	Ps	1,704,692	Ps	2,143,519

b) Biological assets at December 31, 2005 and 2006 consist of the following:

	2005		2006
Current biological assets:
Breeder pigs	Ps	18,031	Ps	23,877
Incubatable eggs for fattening		54,591		64,698
Total current biological assets		72,622		88,575

Non-current biological assets:
Laying and breeder hens		150,833		167,626
Incubatable eggs for laying hens		7,205		7,435
Pigs		31,047		24,317
Laying hens		493,925		502,167
Allowance for productivity declines		(214,009)		(205,089)
Total non-current biological assets		469,001		496,456
Total inventories and biological assets	Ps	2,246,315	Ps	2,728,550

The change in the historical value of biological assets and agricultural products to be presented at their fair value was Ps. 22,745 in 2004 (decrease), Ps. 27,055 in 2005 (increase) and Ps. 10,485 in 2006 (increase). In 2004, 2005 and 2006, the effects were included as part of the caption Net revenue.

5. Property, Plant and Equipment

a) Property, plant and equipment consists of the following as of December 31:

	Useful lives (years)	2005		2006
Land	-	Ps	772,752	Ps	782,181
Buildings, farm structures and equipment	7-27		12,405,970		12,789,890
Office, furniture and equipment	3		244,576		248,537
Transportation equipment	6		1,183,938		1,117,900
			14,607,236		14,938,508
Accumulated depreciation			(5,678,268)		(6,037,179)
Net			8,928,968		8,901,329
Construction in progress			243,294		616,181
Total		Ps	9,172,262	Ps	9,517,510

b) Depreciation expense for the years ended December 31, 2004, 2005 and 2006, was Ps 451,885, Ps 479,784 and Ps 517,914, respectively.

6. Goodwill

In 1999, goodwill was derived from the purchase of the shares of Grupo Campi, S.A. de C.V. in the amount of Ps. 353,836. At December 31, 2005 and 2006, accumulated amortization aggregates Ps. 63,886. As mentioned in Note 2 l), in 2005 and 2006, goodwill was not amortized derived from the adoption of bulletin B-7, Business Acquisitions.

Amortization expense charged to results of operations for the year ended December 31, 2004 was Ps. 18,840.

7. Notes Payable to Banks and Long-term Debt

a) Notes payable to banks and long-term debt, as of December 31, consists of the following:

	2005		2006
Unsecured notes payable to banks:
Denominated in Mexican pesos, interest rate 2005 and 2006: TIIE FIRA rate less 2.9 points.	Ps	38,344	Ps	-
Denominated in Mexican pesos, interest rate: TIIE FIRA rate less 1.05 points		36,418		-
Total notes payable to bank	Ps	74,762	Ps	-

The weighted average interest rate on short-term notes payable at December 31, 2004, 2005 and 2006 was 7.1%, 6.87% and 5.32%, respectively. Average interest rates on short-term debt for the years ended December 31, 2004, 2005 and 2006 were 4.93%, 7.74% and 5.25%, respectively.

	2005		2006
Long-term debt to banks:
Secured by equipment: Denominated in Mexican pesos, repayable in monthly installments: Through 2010, at CETES rate plus 2 points	Ps	49,738	Ps	39,600
Maturing in 2006, fix rate of 10.45%		21,682		-

Unsecured:
Denominated in Mexican pesos, at TIIE FIRA rate less 3.30 points, with minimum rate of 2.90%, through 2010		4,280		3,964
Total		75,700		43,565
Less current portion		(21,682)		(9,356)
Total long-term debt	Ps	54,018	Ps	34,208

Weighted average interest rates on long-term debt at December 31, 2004, 2005 and 2006 were 10.31%, 9.89% and 8.58%, respectively. The weighted average interest rate on the Company’s total long term debt for the years ended as of December 31, 2004, 2005 and 2006 was 9.35%, 11.35% and 9.26%, respectively.

The weighted average interest rate of the Company’s total debt at December 31, 2004, 2005 and 2006 was 8.90%, 8.38% y 6.67%, respectively.

b) At December 31, 2005 and 2006, unused lines of credit totaled Ps 1,012,804 and Ps 805,634, respectively. In 2004, 2005 and 2006, the Company did not pay any fee for unused lines of credit.

c) The book value of assets collateralizing long-term debt was Ps 244,765 at December 31, 2005 and Ps 140,169 at December 31, 2006.

d) Maturities of long-term debt as of December 31, 2006 are as follows:

Year	Amount
2008		10,065
2009		11,855
2010		12,288
	Ps	34,208

8. Financial Instruments Acquired for Hedging Purposes

The Company has entered into contracts with Banamex Citigroup, Merrill Lynch, JP Morgan and Fimat, to hedge U.S. dollar exchange rates for the Company’s projected cash expenditures for the period from January through December 2007. Such contracts represent a long position of USD 214 million (equal to 33% of Bachoco’s estimated purchases for the year) at an average exchange rate of $ 11.00 pesos per dollar. The contracts establish that Bachoco shall not have to pay the counterparties a premium for the acquisition of these options since the transactions were carried out under zero-cost options, whereby Bachoco buys and sells options and premiums payable and receivable, respectively, are the same.

A summary of instruments that qualify as cash flow hedges as of December 31, 2005 and 2006 is as follows:

2005		Position	Notional Amount		Fair value		Other comprehensive Income		Ineffective portion (income)
Derivatives financial Instruments	Type
Exchange rate options	Call	Short	Ps	220,500	Ps	30,596	Ps	30,596	-
Exchange rate options	Call	Long		311,781		(49,601)		(49,601)	-
Exchange rate options	Put	Short		408,925		(102,603)		(102,603)	-
Exchange rate options	Put	Long		302,716		19,902		19,902	-
Bean and soy futures		Short		3,315		(1,957)		(1,957)	-
Bean and soy futures		Long		3,133		274		274	-
Corn futures		Short		717		38		38	-
Corn futures		Long		633		(311)		(311)	-
Bean and soy options	Call	Short		1,100		344		344	-
Bean and soy options	Call	Long		1,035		42		42	-
Bean and soy options	Put	Short		1,678		(41)		(41)	-
Bean and soy options	Put	Long				(200)		(200)	-
Corn options	Call	Short		770		(67)		(67)	-
Corn options	Call	Long		735		247		247	-
Corn options	Put	Short		2,077		(376)		(376)	-
Corn options	Put	Long				(3)		(3)	-
Peso future		Short				(131)		(131)	-
Peso options	Call	Short				(2,138)		(2,138)	-
Peso options	Put	Short				(2)		(2)	-
Peso options	Put	Long				2		2	-
					Ps	(105,985)	Ps	(105,985)	-
Deferred tax effect						16,958		16,958	-
Total net of taxes					Ps	(89,027)	Ps	(89,027)	-

2006		Position	Notional Amount		Fair value		Other comprehensive income		Ineffective portion (income)
Derivatives financial Instruments	Type
Exchange rate options	Call	Short	Ps	155,860	Ps	(23,469)	Ps	(3,972)	$(19,497)
Exchange rate options	Call	Long		212,193		20,591		4,528	16,063
Exchange rate options	Put	Short		77,400		(45,677)		(115)	(45,562)
Exchange rate options	Put	Long		154,960		29,445		-	29,445
Bean and soy future		Long		3,066		2,065		-	2,065
Corn future		Long		9,489		3,671		-	3,671
Bean and soy future	Call	Long		600		227		-	227
Bean and soy future	Put	Short		1,125		(208)		-	(208)
Corn future	Call	Long		2,860		3,185		-	3,185
Corn future	Put	Short		7,990		(256)		-	(256)
						(10,426)		441	(10,867)
Deferred tax effect						1,981		(84)
Total net of taxes					Ps	(8,445)	Ps	357	$(10,867)

The Company has entered into short-term hedges through “put” and “call” options to cover its assets in the amount of $ 532,281 thousand in 2005 and $ 367 thousand in 2006, and its liabilities in the amount of $ 708,733 thousand and $ 233 thousand in 2005 and 2006, respectively. These contracts represented a net (credit) debit of Ps.114,986,
Ps. 149,738 and Ps. 67,941 to results of operations of 2004, 2005 and 2006, respectively, under the caption Comprehensive cost of financing.

9. Commitments and contingencies

a) The Company has entered into operating leases for certain offices, production sites, automotive and computer equipment. Most leases contain renewal options. Rental expense was as follows:

Year ended December 31,	Amount
2004	Ps	30,712
2005		31,959
2006		29,411

b) Future minimum annual rental payments under existing operating leases with initial terms in excess of one year as of December 31, 2006, are as follow:

Year ended December 31,	Amount
2007	Ps	24,053
2008		18,104
2009		14,617
2010		11,349
2011		10,288
2012 and thereafter		9,502
Total	Ps	87,913

10. Other taxes payable and other accruals

An analysis of other taxes payable and other accruals presented in the financial statements is as follows:

	2005		2006
Expenses payable	Ps	135,518	Ps	130,853
Interest payable		1,404		937
Tax payable		3,930		3,118
Salaries payable		3,114		2,588
Withholding taxes		18,401		14,198
Social security fees		28,965		25,157
Employee profit sharing		3,926		5,063
Trade advances		62,666		31,722
Other accounts payable		33,254		21,113
Total	Ps	291,178	Ps	234,749

11. Foreign Currency Position

a) A summary of the Company’s assets and liabilities denominated in U.S. dollars (the only foreign currency) as of December 31:

	(Thousands U.S. dollars)
	2005	2006
Assets:
Cash and cash equivalents	$26,251	$23,775
Advances to suppliers (included in inventories and property, plant and equipment)	21,424	38,939
	47,675	62,714
Liabilities:
Accounts payable	(6,415)	(15,976)

Net long position	$41,260	$46,738

b) As of December 31, 2005 and 2006, the exchange rate was Ps 10.71 and Ps 10.82 per dollar, respectively.

c) Assets from foreign origin included in the consolidated balance sheets as of December 31, 2005 and 2006, were:

	(Thousands of U.S. dollars)
	2005	2006
Inventories	$16,969	$20,654
Property, plant and equipment	140,109	140,093

d) Imported raw materials, in thousands of U.S. dollars, were $ 443,473 in 2004, $ 416,974 in 2005 and $ 483,278 in 2006. Interest expense, in thousands of U.S. dollars from debt denominated in U.S. dollars was $ 235 in 2004 and $ 5 in 2005. During 2006, the Company had no interest expense, as the debt in foreign currency had been settled.

12. Labor Obligations

An analysis of the net period cost, reserve amounts and the assumptions considered in the pension plan, the seniority premium and severance obligation at December 31 is as follows:

	Pension plan						Seniority Premium						Severance
	2004		2005		2006		2004		2005		2006		2005		2006
Net period cost:
Labor cost	Ps	9,465	Ps	10,407	Ps	11,364	Ps	3,153	Ps	3,177	Ps	3,644	Ps	8,812	Ps	9,132
Return on plan assets		(5,555)		(7,102)		(8,091)		-		-		-		-		-
Amortization of unrecognized prior past service costs		2,483		2,600		2,341		2,975		3,314		3,621		4,417		1,475
Interest cost		6,877		7,620		7,579		1,870		2,014		2,215		1,809		1,920
Net period cost	Ps	13,270	Ps	13,525	Ps	13,193	Ps	7,998	Ps	8,505	Ps	9,480	Ps	15,038	Ps	12,527

Loss from early extinguishment of obligations	Ps	-	Ps	-	Ps	-	Ps	-	Ps	-	Ps	-	Ps	1,970	Ps	907

	Pension plan				Seniority Premium				Severance
	2005		2006		2005		2006		2005		2006
Labor Obligations:
Accumulated benefit obligation	Ps	136,829	Ps	154,473	Ps	33,309	Ps	31,865	Ps	37,474	Ps	30,779
Current benefit obligation		84,865		95,625		28,428		27,180		35,800		30,779

Projected benefit obligation		146,840		182,495		44,860		47,319		41,125		34,747
Plan assets		(126,005)		(154,609)		-		-		-		-
Unrecognized prior service cost		(24,079)		(22,139)		(7,302)		(6,679)		(31,320)		(26,902)
Unrecognized net gains		35,470		35,426		(13,999)		(15,213)		52		6,961
Unrecognized changes or improvements		(18,752)		(27,511)		(2,425)		100		-		-
Net projected benefit obligation		13,474		13,662		21,134		25,527		9,857		14,806

Unfunded accumulated benefit obligation	Ps	13,016	Ps	4,456	Ps	33,309	Ps	31,865	Ps	37,474	Ps	30,779

Current net liability over net projected liability in some subsidiaries		3,448		-		12,173		6,337		27,617		15,973

Additional liability		(3,448)		-		(12,173)		(6,337)		(27,617)		(15,973)
Intangible assets		3,448		-		9,493		5,454		27,082		15,973
Minimum labor obligation liability adjustment	Ps	-	Ps	-	Ps	2,680	Ps	883	Ps	535	Ps	-

Change in benefit obligation:
Benefit obligation at beginning of year	Ps	140,703	Ps	146,840	Ps	38,963	Ps	44,860	Ps	37,601	Ps	41,125

Service cost		10,407		11,364		3,177		3,644		8,812		9,132
Interest cost		7,620		7,579		2,014		2,215		1,809		1,920
Actuarial differences		(10,360)		8,210		5,363		2,254		52		(5,857)
Benefits paid		(1,530)		(1,498)		(4,657)		(5,654)		(7,149)		(8,484)
Changes to plan not applied		-		-		-		-		-		(3,089)
Increase for plan improvement		-		10,000		-		-		-		-
Projected benefit obligation at end of year	Ps	146,840	Ps	182,495	Ps	44,860	Ps	47,319	Ps	41,125	Ps	34,747

	Pension plan
	2005		2006
Changes in plan assets:
Plan assets at beginning of the year	Ps	103,311	Ps	126,005

Actual return on plan assets		7,102		8,091
Employer contribution		13,395		13,530
Actuarial differences		3,727		8,481
Benefit paid		(1,530)		(1,498)
Fair value of plan assets at end of year	Ps	126,005	Ps	154,609

Funded status	Ps	(20,835)	Ps	(27,886)
Unrecognized net actuarial loss (gain)		(35,470)		(35,426)
Unrecognized prior service cost (benefit)		24,079		22,139
Net amount recognized	Ps	(32,226)	Ps	(41,173)

The Company used December 31, 2004, 2005 and 2006 measurement date for pension plan, seniority premium, and December 31, 2005 and 2006 for the severance plan.

The transition liability, the prior service cost and plan changes, and actuarial differences assumptions will be amortized over a period ranging from 21 to 25 years (the average remaining working life of employees).

The asset allocation for the Company’s pension plan at the end of 2004, 2005 and 2006 and the target allocation for 2007 by asset category are as follows:

	Percentage of plan at year end			Target allocation
	2004	2005	2006	2007
Fixed-income securities	79%	75%	74%	75%
Fixed-variable income securities	21%	25%	26%	25%

Target asset allocations reflect its investment strategy of maximizing the rate of return on plan assets and the resulting funded status, within an appropriate level of risk.

The rates considered in the actuarial study were in 2003, 2004 and 2005 are as follows:

	2004	2005	2006
Labor obligations discount	5.50%	5.25%	5.00%
Future salary increases	1.50%	1.00%	1.00%
Return on assets	6.50%	6.25%	6.25%

The information about the expected cash flow for the pension benefit plant and seniority premium is as follows:

	Pension plan		Seniority premium
Expected benefit payment:
2007	Ps	5,885	Ps	5,668
2008		6,612		5,821
2009		7,558		5,877
2010		8,478		5,913
2011		9,526		5,918
2012-2015		47,560		23,983
Total	Ps	85,619	Ps	53,180

The above table reflects the total benefits expected to be paid from the plan.

13. Stockholders’ Equity

a) In April 1997, Bachoco had a stock split and created so-called “BL” units, which consist of one series “B” share and one series “L” share, and so-called “BB” units, which consist of two series “B” shares. Series “L” shares have limited voting rights. This change did not modify the face value of the shares.

Until December 31, 2005, our financial statements disclosed net income per unit, based on the weighted average of units outstanding (299,630 units in 2004 and 299,847 units in 2005). Starting in 2006, our disclosure has been changed to net income per share, based on the weighted average of shares outstanding. All per share information has been retroactively adjusted for comparison purposes.

In September 2006, the Company separated the BL units into B and L shares and converted the series L shares into series B shares; consequently only one series remains (series B). All shares ussued and outstanding shares have voting rights.

b) In 2004, 2005 and 2006, the Company declared and paid cash dividends at nominal values of Ps 238,935, Ps 239,098 and Ps 353,880, respectively (Ps 265,655, Ps 254,165 and Ps 364,525, in constant Mexican pesos) or Ps 0.40, Ps 0.40 and Ps 0.59, respectively, per share in nominal pesos.

c) The Mexican Corporation Act requires that at least 5% of each year’s net income be appropriated to increase the legal reserve until such reserve is equal to 20% of capital stock issued and outstanding. The balance of the legal reserve at December 31, 2005 and 2006, included in retained earnings, was Ps 198,282.

d) The Company approved a stock repurchase plan in 1998, in conformity with the Mexican Securities Trading Act, providing a stock repurchase reserve for that purpose of Ps 180,000 (Ps 292,853 expressed in constant Mexican pesos) through the appropriation of retained earnings in 1998. During 2004 and 2005, the Company repurchased 2,220 thousand, 920 thousand shares for Ps 25,324, and Ps 11,047 respectively. During 2006, no shares were repurchased. In 2004, 2005 and 2006, the Company sold 1,420 thousand, 800 thousand and 920 thousand of shares, respectively, previously repurchased; the sales value of latter was for Ps 13,464, Ps 2,847 and Ps 16,966, respectively.

e) The Company is required to pay taxes on dividends distributed to stockholders only to the extent the payment made exceeds the balance of the net tax profit account (CUFIN), which is used to control earnings on which income tax has already been paid.

Income tax paid on dividends refers to a tax payable by corporate entities and not by individuals.

The Company obtains the majority of its revenues and net profit from Bachoco, S.A. de C.V. (BSACV). For the years 2004 through 2006, pretax income of BSACV, represented between 90% and 92% of Bachoco’s consolidated pretax income.

Dividends on which BSACV has paid income tax will be credited to the Company’s “CUFIN” account and, accordingly, no further income tax will be paid when such amounts are distributed as dividends to the Company’s stockholders.

f) From 1999 through December 31, 2001, under Mexican income tax law, corporate taxpayers were extended the option of deferring payment of a portion of their annual corporate income tax, so that the tax payable will represent 30% of taxable income. The earnings on which taxpayers opted to defer payment of a portion of corporate income tax had to be controlled in the so-called “net reinvested tax profit account” (CUFINRE).

Since the Company opted for this tax deferral, earnings will be considered to be distributed first from the CUFINRE and any excess will be paid from the “net tax profit account” balance (“CUFIN”) so as to pay the 5% deferred tax. The option to defer a portion of the annual corporate income tax was eliminated effective January 1, 2002.

14. Income Tax, Asset Tax and Employee Profit Sharing

a) The Company and each of its subsidiaries file separate income tax returns. BSACV, the Company’s principal operating subsidiary, is subject to payment of corporate income tax under the provisions of the simplified regime, which is applicable to companies engaged exclusively in agriculture, cattle-raising, fishing, forestry and certain other activities the income tax law establishes that are exclusive when the companies obtain no more than 10% of their revenues from the production of processed products, with which rule BSACV has complied.

The simplified regime establishes that the taxable base for income tax is determined on revenues collected net of deductions paid. The tax rate for this regime was 16% in 2004, 2005 and 2006.

The income tax reforms passed in December 2004 include the elimination, as from beginning in the 2005 fiscal year, of the taxable deduction of purchases so as to permit only the deduction of cost of sales. This reform is only applicable to the subsidiary Campi Alimentos S.A. de C.V. as it pays taxes under the general regime, while for BSACV it is not applicable, due to the fact that it pays taxes under the simplified regime.

In 2006 changes were made to Mexican tax law that as of 2007, will increase the tax rate from 16% to 19%. This change resulted in a charge of Ps. 324,190 to income, reflected in deferred taxes under “change in rates”.

b) In addition to income tax, the Company and its subsidiaries are also subject to an alternative minimum tax known as the asset tax, which is assessed on the average value of most assets, net of certain liabilities. The general asset tax rate is 1.8%. Asset Tax Law permits companies that have the right to reduce their income tax to reduce the asset tax in the same proportion; therefore, BSACV is subject to a 0.9% rate and to special rules excluding many assets from the determination of asset tax and a tax incentive derived from the investment in assets. The asset tax in 2004, 2005 and 2006 amounted to Ps 13,706, Ps 20,642 and Ps 27,243, respectively. In each of the three years the Company credited against these amounts the income tax paid in such years of Ps 11,493, Ps 17,579 and Ps 24,836, respectively.

The Company and its subsidiaries are required to pay asset tax if the amount of asset tax exceeds the computed income tax liability. Asset tax paid can be credited against income tax in subsequent years (up to ten years). At December 31, 2006, the Company had Ps 13,449 in asset tax credits.

c) For the years ended December 31, 2004, 2005 and 2006, income tax charged (credited) to results of operations was as follows:

	2004		2005		2006
Current year income tax	Ps	22,003	Ps	350,415	Ps	241,443
Current year asset tax		2,213		3,063		2,407
Deferred income tax		87,021		1,029		333,571
Total income tax	Ps	111,237	Ps	354,507	Ps	577,421

The component of the Company’s deferred income tax (assets) and liabilities are as follows:

	2005		2006
Assets:
Accounts payable	Ps	1,082	Ps	2,922
Tax loss carry forward for simplified regime in force through December 31, 2001		8,809		5,896
		9,891		8,818

Liabilities:
Inventories		252,310		364,215
Accounts receivable		4,891		(46,601)
Fixed assets		1,191,268		1,190,296
Effect due to change in tax rate		-		324,190
Additional liability from stockholders’ equity		324,473		279,700
		1,772,942		2,111,800
Total deferred income tax liability, net	Ps	1,763,051	Ps	2,102,982

At December 31, 2005 and 2006, the deferred income tax liability determined by considering earned capital as a temporary difference results in an additional liability of Ps. 324,473 in 2005 and Ps. 279,700.

The most significant items that gave rise to a difference between the total amount of current year income tax and the current year deferred tax determined at the statutory rate are as follows:

	2004	2005	2006
	%	%	%
Statutory income tax rate	16.50	16.00	16.00
Effect of companies outside simplified regime	3.0	2.3	4.42
Effect of non-taxable items	(5.6)	(2.2)	(3.04)
Benefit derived from change in law effective in 2002 and changes in tax rate	(1.2)	-	-
Effect due to change in tax rate from 16% to 19% in 2007			22.27
Effective income tax rate	12.7	16.1	39.65

The effect of non-taxable book items is comprised basically of the effects of inflation recognized in the financial statements and non-deductible expenses considered to be permanent items.

d) At December 31, 2005 and 2006, the tax value of the Company’s equity, which will not be subject to taxation, is comprised of the following:

	2005		2006
Restated contributed capital (CUCA)	Ps	1,809,437	Ps	1,809,331
Net tax profit (CUFIN) and net reinvested tax profit (CUFINRE)		1,568,368		2,312,668
Total	Ps	3,377,805	Ps	4,121,999

e) The Company and BSACV have no employees, but each of the subsidiaries of the Company that has employees is required under Mexican law to pay employees, in addition to their compensation and benefits, profit sharing in an aggregate amount equal to 10% of such subsidiary’s taxable income subject to certain adjustments.

15. Financial information by segments

The segments to be reported are focused by product line. Inter-segment transactions have been eliminated. Our Poultry segment is comprised of our chicken and egg products. The information included under “Others” corresponds to pigs, balanced animal feed and other sundry sub-products. The required disclosures are shown below:

	As of and for the year ended December 31, 2004
	Poultry		Others		Total
Net revenues	Ps	12,786,184	Ps	1,513,483	Ps	14,299,667
Cost of sales		(10,196,871)		(1,400,046)		(11,596,917)
Gross profit		2,589,313		113,437		2,702,750
Interest income		129,314		(19,812)		109,502
Interest expense and other financing costs		(126,680)		(3,966)		(130,646)
Loss on net monetary position		(104,164)		-		(104,164)
Income tax and asset tax		(80,984)		(30,253)		(111,237)
Majority net income		711,016		44,665		755,681
Property, plant and equipment, net		8,633,030		213,757		8,846,787
Total assets		13,930,758		534,533		14,465,291
Total liabilities		(2,629,970)		(141,855)		(2,771,825)
Capital expenditures		471,194		-		471,194
Expenses not requiring cash disbursement:
Depreciation		441,529		10,356		451,885
Amortization of goodwill		13,328		5,512		18,840

	As of and for the year ended December 31, 2005
	Poultry		Others		Total
Net revenues	Ps	13,368,616	Ps	1,683,752	Ps	15,052,368
Cost of sales		(9,388,090)		(1,439,460)		(10,827,550)
Gross profit		3,980,526		244,292		4,224,818
Interest income		293,030		12,017		305,047
Interest expense and other financing costs		(201,553)		(361)		(201,914)
Loss on net monetary position		(114,423)		-		(114,423)
Income tax and asset tax		(323,397)		(31,110)		(354,507)
Majority net income		1,763,825		75,567		1,839,392
Property, plant and equipment, net		8,963,728		208,534		9,172,262
Total assets		15,262,534		669,481		15,932,015
Total liabilities		(2,735,610)		(182,543)		(2,918,153)
Capital expenditures		805,259		-		805,259
Expenses not requiring cash disbursement:
Depreciation		471,666		8,118		479,784

	As of and for the year ended December 31, 2006
	Poultry		Others		Total
Net revenues	Ps	12,997,441	Ps	1,990,135	Ps	14,987,576
Cost of sales		(9,850,583)		(1,765,741)		(11,616,324)
Gross profit		3,146,858		224,394		3,371,252
Interest income		278,464		13,472		291,936
Interest expense and other financing costs		(124,814)		(2,261)		(127,075)
Loss on net monetary position		(144,988)		-		(144,988)
Income tax and asset tax		(547,358)		(30,063)		(577,421)
Majority net income		796,694		76,662		873,356
Property, plant and equipment, net		9,267,287		250,223		9,517,510
Total assets		16,224,005		699,088		16,923,093
Total liabilities		(3,201,298)		(129,771)		(3,331,069)
Capital expenditures		863,162				863,162
Expenses not requiring cash disbursement:
Depreciation		504,746		13,168		517,914

Revenues from our poultry segment are analized as follows:

	As of and for the year ended December 31, 2004
	Chicken		Egg		Total
Net revenues	Ps	11,231,040	Ps	1,555,144	Ps	12,786,184

	As of and for the year ended December 31, 2005
		Chicken		Egg		Total
Net revenues	Ps	12,064,265	Ps	1,304,352	Ps	13,368,616

	As of and for the year ended December 31, 2006
		Chicken		Egg		Total
Net revenues	Ps	11,616,620	Ps	1,380,821	Ps	12,997,441

16. New accounting Pronouncements

On December 22, 2006, the issuing council of the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or CINIF) issued Financial Reporting Standard (FRS) B-3, Statements of Operations; FRS B-13, Subsequent Events; FRS C-13, Related Parties, and FRS D-6, Capitalization of the Comprehensive Cost of Financing, each of which come into force in the year beginning on January 1, 2007.

FRS B-3 Statements of Operations

A new approach is included to identify revenues, costs and expenses as either ordinary and extraordinary and eliminate the special and extraordinary item classification. Employee profit sharing is no longer recognized in the tax section of the income statement but instead will be presented as an expense.

The accumulated effect of accounting changes at the beginning of the year is eliminated from the statement of income, since, based on FRS B-1, Accounting Changes and Error Corrections, any effect derived from the first application of the FRS affecting the financial information from prior years must be recognized in retained earnings and not in the income or loss of the current period.

FRS B-13 Subsequent Events

FRS B-13 establishes that certain events such as the restructuring of assets and liabilities, the waiver of creditors to exercise rights, the date authorized for the issuance of the financial statements and the responsible officer shall be disclosed in the notes to the financial statements and recognized in the period in which they took place.

FRS C-13 Related Parties

The definition of related parties is broadened and now covers any: joint business involving either: 1) the reporting entity 2) immediate family members of key management personnel or directors or 3) funds derived from labor obligation plans.

FRS D-6 Capitalization of the comprehensive cost of financing

It is now obligatory to capitalize the comprehensive cost of financing (under bulletin C-4, Inventories, and bulletins C-6 and B-10, such capitalization was optional).

This FRS establishes the conditions necessary for the capitalization of comprehensive cost of financing, as well as guidelines for determining when such capitalization must be suspended and concluded.

Considerations regarding the result of valuing financial instruments acquired for hedging purposes are also included.

17. Differences Between Mexican and United States Generally Accepted Accounting Principles

These consolidated financial statements are prepared in accordance with "Mexican GAAP", which differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP").

The accompanying reconciliations to U.S. GAAP do not include the reversal of the adjustments to the financial statements for the effects of inflation required under bulletin B-10, as amended, because the application of bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost based financial reporting for both Mexican and U.S. accounting principles.

To determine the net effect on the consolidated financial statements of recognizing U.S. GAAP adjustments, it is necessary to recognize the effects of applying Mexican GAAP inflation accounting provisions (described in Note 2) to the U.S. GAAP adjustments.

The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect consolidated operating income, net income, stockholders’ equity and changes in financial position for each of the three years ended December 31, 2004, 2005 and 2006.

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

In conformity with U.S. GAAP, under SOP 85-3 biological assets and agricultural products are to be valued at cost. Accordingly, the reconciliation between Mexican GAAP and U.S. GAAP for 2004, 2005 and 2006 includes a reversal of the unrealized (gain) loss on valuation of biological assets and agricultural products at fair value, which gave rise to an increase of Ps. 22,745, and decrease of Ps (27,055) and Ps. (10,485), respectively including as reconciling item, the Company’s biological assets and agricultural products which have been valued at their average production cost, which approximates replacement cost, not in excess of net realizable value.

Capitalized financing cost

Under Mexican GAAP, until December 31 2006, capitalization of comprehensive financing cost on assets under construction or in the pre-operating stage is allowed but not required. During 2004, 2005 and 2006 Bachoco has elected not to capitalize such comprehensive financing cost. Beginning in 2007, the capitalization of comprehensive cost of financing is obligatory under Mex GAAP when the assets comply with certain characteristics to be considered qualifying assets. Under U.S. GAAP when financing is in Mexican pesos, the monetary gain is included in this computation; when financing is denominated in U.S. dollars, only the interest is capitalized and exchange losses are not included as capitalized costs. The amount of interest or net financing cost capitalized for U.S. GAAP purposes was determined by reference to the Companies average cost of outstanding debt and to construction in progress during the years presented. The Company also included in the reconciliation table the effect of the additional depreciation expense related to the capitalized interest.

Deferred income tax and employee profit sharing

The Company follows the requirements of Mexican accounting bulletin D-4, “Accounting for Income Tax, Asset Tax and Employee Profit Sharing”, issued by the Mexican Institute. Bulletin D-4 requires the recognition of deferred taxes on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the date of the financial statements.

For U.S. GAAP purposes, Bachoco has applied Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes”, for all periods presented, which requires that deferred income taxes be determined using the liability method for all temporary differences between financial reporting amounts and the tax basis of assets and liabilities, and that deferred taxes on such differences be measured at the enacted income tax rates for the year in which such taxes are expected to be payable or refundable.

In the Company’s case the application of both rules did not generate a reconciling difference in 2004, 2005 and 2006; therefore, there is no difference between Mexican and US GAAP in those years.

In addition, as described in Note 14e), under Mexican labor law, the Company is required to pay employee profit sharing. As of December 31, 2004, 2005 and 2006, the Company did not recognize deferred employee profit sharing, due to its immateriality. Employee profit sharing expense should be included in operating expenses for US GAAP presentation purposes.

The deferred tax adjustment included in net income and stockholders’ equity reconciliations represent the effect of deferred taxes on other U.S. GAAP adjustments reflected in the respective summaries.

As of December 31 2005 and 2006, the deferred tax liability is Ps 1,770,775 and Ps 2,095,535, respectively, for US GAAP purposes. Current deferred tax liability is Ps 247,310 and 632,986 for 2005 and 2006 respectively. Under US GAAP, the balance sheet classification is based on the classification of the underlying item which gives rise to the deferred income taxes. Under Mexican GAAP, the balance sheet classification is non-current.

Business combinations

The FASB issued SFAS No. 141, “Business Combinations” (Statement 141), and No. 142, “Goodwill and Other Intangible Assets”. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

For US GAAP and Mex GAAP reconciliation purposes, the Company adopted the provisions of SFAS 142 on January 1, 2002, and consequently ceased amortizing goodwill. As of that date, the Company has performed annual impairment tests, determining that no impairment of goodwill existed.

Under Mexican GAAP, for 2004 goodwill was amortized using the straight-line method over a period of 20 years. In 2004, the reconciliation shows the amount of goodwill amortization not performed for U.S. GAAP purposes in the amount of Ps. 18,840.

Effective January 1, 2005, the Company adopted the requirements of Mexican accounting bulletin B-7, Business Acquisitions, issued by the Mexican Institute of Public Accountants. bulletin B-7 addresses the financial accounting and reporting for business and entity acquisitions and requires that all business combinations be accounted for using the purchase method. Since goodwill is no longer amortized, it should be evaluated for impairment at the end of each year. As a result of the adoption of this bulletin, the difference between Mexican GAAP and U.S. GAAP has been eliminated.

Minority interest

In conformity with Mexican GAAP, minority interest is not added back in the company’s income statement, also it is included as a component of stockholders’ equity and is presented immediately after the caption total majority stockholders’ equity and minority interest in net income is not eliminated from net income. For U.S. GAAP purposes, minority interest is excluded from the Company’s net income and from stockholders’ equity and included as a separate caption in the balance sheet. At December 31, 2005 and 2006, total minority interest under US GAAP aggregates Ps. 44,685 and Ps. 43,779, respectively; in addition, minority interest shown in the statements of income decreases net income under US GAAP for the years ended December 31, 2004, 2005 and 2006 by Ps. 4,096, Ps. 1,719 and Ps.908, respectively.

Reporting comprehensive income

For US GAAP reconciliation purposes, the Company has adopted the SFAS No. 130, “Reporting Comprehensive Income” SFAS 130, which establishes rules for reporting and disclosure of comprehensive income and its components. SFAS 130 requires the minimum additional pension liability adjustment, the deficit from restatement of stockholders’ equity to reflect inflation effects, deferred taxes on the difference between indexed cost and replacement cost and the effective portion of changes in the market value of cash flow hedges, to be included in other comprehensive income. The U.S. GAAP statements of changes in stockholders’ equity include the disclosure requirements of SFAS 130.

Total other comprehensive income items under US GAAP are comprised of the result from holding non-monetary assets net of taxes and the effective portion of changes in the value of financial instruments. At December 31, 2006, these items aggregate Ps. (4,888,206) and Ps. 357 , respectively, giving rise to a decrease in stockholders’ equity.

Derivative financial instruments acquired for hedging purposes

SFAS No. 133, as amended “Accounting for Derivative Instruments and Hedging Activities” requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivate’s change in fair value will be immediately recognized in earnings. There is no difference between US and Mexican GAAP for 2006 and 2005.

Disclosures about Fair Value of Financial Instruments

In accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, notes payable and accrued liabilities approximate their fair values, due to the short maturity of these instruments. The fair value of long-term debt, based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities, approximates their carrying amounts.

Impairment of Assets

FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 is effective for fiscal years that begun after December 15, 2001. For US GAAP and Mex GAAP reconciliation purposes, the Company adopted the requirements of Statement 144 on January 1, 2002 and has not identified any impairment adjustments to the carrying value of its long lived assets.

Recent Accounting Pronouncements in the US

FIN 48

FASB Interpretation No. 48, (FIN 48) “Accounting for Uncertainty in Income Taxes” an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized under SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return or payment. This interpretation shall be effective for fiscal years beginning after December 15, 2006. The Company has not determined the effect, if any, this new pronouncement will have on its financial statements.

SFAS 158

SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements no. 87, 88, 106 and 132(R)” requires (1) recognition on the balance sheet of an asset for a defined benefit plan’s overfunded status or a liability for a plan’s underfunded status, (2) measurement of a defined benefit plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and (3) recognition of the changes in the funded status of a defined benefit postretirement plan as a component of other comprehensive income in the year the changes occur.

The requirement to recognize the funded status of a defined benefit plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006. The requirement to measure the defined benefit plan assets and benefit obligations as of the date of the employer’s fiscal year-end will be effective for the fiscal years ending after December 15, 2008.

In 2006 the Company adopted SFAS 158 and recognized additional pension liabilities of approximately $ 33,647. The Company also increased its stockholders’ equity by approximately Ps 883 on an after-tax basis due the extinguishment of the minimum labor obligations liability adjustment.

The incremental effects of adopting of statement 158 o the Company’s statement of financial position at December 31, 2006 are presented in the following table:

	Prior adopting SFAS 158		Effect of adopting SFAS 158		As reported at December 31, 2006
Net projected benefit obligation (pension)	Ps	13,662	Ps	14,224	Ps	27,886
Net projected benefit obligation (seniority premium)		25,527		21,792		47,319
Net projected benefit obligation (Severance)		34,747		-		34,747
Minimum labor obligation liability adjustment (Seniority premium)		883		883		-
			Ps	35,133	Ps	109,952

As of December 31, the defined benefit plan’s funded status is as follows:

	2006
	Pension plan		Seniority premium		Severance		Total
Projected benefit obligation	Ps	182,495	Ps	47,319	Ps	34,747	Ps	264,561
Market value of plan assets		154,609		-		-		154,609
Under-funded defined benefit plan	Ps	27,886	Ps	47,319	Ps	34,747	Ps	109,952

SFAS 157 - Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurement. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

SFAS 159 “Fair Value Option for Financial Assets and Financial Liabilities”,

Statement 159 “Fair Value Option for Financial Assets and Financial Liabilities” (FVO), issued in February 2007, allows entities to voluntarily close to measure many financial assets and financial liabilities at fair value through earnings. The FVO Statement is effective as of the beginning of fiscal year starting after November 15, 2007. The fair value election is made on an instrument-by-instrument basis, is irrevocable, and results in all subsequent changes in the fair value of elected items being reported in earnings. Upon initial adoption, Statement 159 provides entities with a one-time chance to elect the fair value option for existing eligible items, including Available For Sale and held-to-maturity securities. The Company is currently evaluating the effect the adoption of FASB 159, but does not expect it to have a material impact.

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

The gain from monetary position and the exchange gain or loss are not presented in the operating activities section as reconciling adjustments, as they are included in the respective monetary asset or liability line. Statement of Financial Accounting Standards No. 95 (“SFAS 95”), “Statement of Cash Flows”, does not provide guidance with respect to price-level restated financial statements.

The Company has adopted, for its U.S. GAAP presentation of cash flow information, the guidance issued by the AICPA SEC Regulations Committee’s International Practices Task Force in its meeting held on November 24, 1998, requiring foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows.

	Years ended December 31,
Cash Flow Information	2004		2005		2006

OPERATING ACTIVITIES:
Net income	Ps	795,980	Ps	1,824,801	Ps	863,125
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		454,196		482,545		521,267
Deferred income tax		94,608		(2,049)		318,991
Loss (gain) on net monetary position		104,558		114,124		144,397
Labor obligations, net period cost		21,268		39,038		56,048
		1,470,610		2,458,459		1,903,828
Changes in assets and liabilities:
Accounts receivable		67,791		(207,073)		(82,222)
Inventories and biological assets		(324,577)		(581,503)		(752,177)
Prepaid expenses and other accounts receivable		27,324		(35,587)		24,578
Accounts payable		41,685		(9,296)		378,108
Related parties		3,987		51		6,178
Other taxes payable and other accruals		43,765		142,661		(58,297)
Labor obligations, net		(33,713)		(56,356)		(25,140)
Derivative Financial instruments						(5,644)
Cash flows provided by operating activities		1,296,872		1,711,356		1,389,212

FINANCING ACTIVITIES:
Proceeds from issuance of notes payable to banks		213,914		170,193		-
Repayment of long-term debt and notes Payable		(199,470)		(204,869)		(103,436)
Cash dividends paid		(265,655)		(254,165)		(364,378)
Repurchase (sale) of stock		(12,080)		(8,227)		17,202
Cash flows used in financing activities		(263,291)		(297,068)		(450,612)

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment		(480,200)		(817,106)		(871,539)
Other assets		3,128		(2,611)		(2,597)
Cash flows used in investing activities		(477,072)		(819,717)		(874,136)

Effect of inflation accounting		182,637		187,618		93,446

Net ( decrease ) increase in cash
and cash equivalents		739,146		782,189		157,910
Cash and cash equivalents at beginning of the year		1,774,807		2,513,953		3,296,142
Cash and cash equivalents at end of year	Ps	2,513,953	Ps	3,296,142	Ps	3,454,052

Summary of adjustments to reconcile Mexican GAAP and U.S. GAAP

The following is a summary of net income adjusted to take into account certain material differences between Mexican GAAP and U.S. GAAP.

	Years ended December 31,
	2004		2005		2006
Net income as reported under Mexican GAAP	Ps	759,777	Ps	1,841,111	Ps	874,264
Adjustments to reconcile net income to U.S. GAAP:

Biological assets and agricultural products valuation at fair value		22,745		(27,055)		(10,485)
Interest cost capitalized		9,006		11,848		8,377
Depreciation of capitalized interest		(2,310)		(2,761)		(3,353)
Labor obligations		-		-		(19,941)
Deferred income tax on US GAAP adjustments		(7,588)		3,078		14,580
Amortization of goodwill		18,840		-		-
Effect of inflation accounting on U.S. GAAP adjustments		(393)		299		591

Minority interest		(4,096)		(1,719)		(908)
Net income under U.S. GAAP	Ps	795,980	Ps	1,824,801	Ps	863,125
Weighted average number of shares outstanding (thousands)		599,260		599,694		599,571
Net income per share	Ps	1.33	Ps	3.04	Ps	1.44

After the adjustments for the depreciation of capitalized interest, the reclassification of employee profit sharing, the non amortization of goodwill (except for 2004) and biological assets and agricultural products valuation at fair value, operating income under U.S. GAAP would be Ps 953,971, Ps 2,258,784 and Ps 1,336,765 in 2004, 2005 and 2006, respectively.

Total assets under U.S. GAAP were Ps 15,980,969 at December, 31 2005 and Ps 16,945,159 at December 31, 2006. The difference in total assets between Mexican GAAP and U.S. GAAP is comprised of the foreign exchange loss and the monetary gain on financing in U.S. dollars capitalized in assets under construction net of accumulated depreciation, biological assets and agricultural products valuation at fair value, the extinguishment of intangible asset of labor obligations due to SFAS 112 adoption and the amortization of goodwill.

The reconciliation of the stockholders’ equity between Mexican GAAP and US GAAP is as follows:

	Years ended December 31
	2005		2006
Majority stockholders' equity as reported under Mexican GAAP	Ps	12,969,177	Ps	13,548,245
Adjustments to reconcile majority stockholders’ equity to U.S. GAAP:

Biological assets and agricultural products valuation at fair value		(70,955)		(81,440)
Accumulated differences between the financing cost capitalized for Mexican GAAP and U.S. GAAP purposes		76,046		84,423
Accumulated depreciation on the above items		(12,725)		(16,078)
Net period cost due SFAS 112		-		(19,941)
Deferred income taxes on U.S. GAAP adjustments		(7,724)		7,447
Accumulated amortization of goodwill		56,589		56,589

Other comprehensive loss due SFAS 158 adoption		-		(35,133)
Majority stockholders’ equity as reported under U.S. GAAP	Ps	13,010,408	Ps	13,544,112

The effects of the above adjustments do not have any impact on minority interest.

The consolidated statements of changes in stockholders’ equity in accordance with U.S. GAAP is as follows:

	Capital stock		Paid in-capital		Stock repurchase reserve		Retained earnings		Other comprehensive income		Comprehensive income		Total stockholders’ equity
Balance at December 31, 2003	Ps	2,211,798	Ps	683,455	Ps	190,049	Ps	12,750,058	Ps	(4,488,731)	Ps	-	Ps	11,346,629
Repurchase of stock		(616)		-		(25,324)		-		-		-		(25,940)
Sales of repurchased stock		395		13,464		-		-		-		-		13,859
Cash dividends paid		-		-		-		(265,655)		-		-		(265,655)
Comprehensive income:
Net income for the year		-		-		-		795,980		-		795,980		795,980
Components of other comprehensive income:
Deficit from holding of non monetary assets		-		-		-		-		(160,764)		(160,764)		(160,764)
Minimum seniority premium liability adjustment		-		-		-		-		963		963		963
Other comprehensive income, net of taxes												(159,801)
Comprehensive income											Ps	636,179
Balance at December 31, 2004	Ps	2,211,577		696,919		164,725		13,280,383		(4,648,532)				11,705,072
Repurchase of stock		(242)				(11,047)		-		-		-		(11,289)
Sales of repurchased stock		214		2,847		-		-		-		-		3,061
Cash dividends paid		-		-		-		(254,165)		-		-		(254,165)
Comprehensive income:
Net income for the year		-		-		-		1,824,801		-		1,824,801		1,824,801
Components of other comprehensive income:
Deficit from holding of non monetary assets		-		-		-		-		(165,918)		(165,918)		(165,918)
Derivative financial instruments		-		-		-		-		(89,027)		(89,027)		(89,027)
Minimum labor obligations liability adjustment		-		-		-		-		(2,127)		(2,127)		(2,127)
Other comprehensive income, net of taxes												(257,072)
Comprehensive income											Ps	1,567,729
Balance at December 31, 2005	Ps	2,11,549	Ps	699,766	Ps	153,678	Ps	14,851,019	Ps	(4,905,604)			Ps	13,010,408
Sales of repurchased stock		236		16,966		-		-		-		-		17,202
Cash dividends paid		-		-		-		(364,378)		-		-		(364,378)
Comprehensive income:
Net income for the year		-		-		-		863,125		-		863,125		863,125
Components of other comprehensive income:
Deficit from holding of non monetary assets		-		-		-		-		(38,828)		(38,828)		(38,828)
Minimum labor obligations liability adjustment		-		-		-		-		2,332		2,332		2,332
Derivative financial instruments		-		-		-		-		89,384		89,384		89,384
Other comprehensive income, net of taxes												52,888
												916,013
Other comprehensive income SFAS 158 adoption		-		-		-				(35,133)		-		(35,133)

Balance at December 31, 2006	Ps	2,211,785	Ps	716,732	Ps	153,678	Ps	15,349,766		$(4,887,849)			Ps	13,544,112