Form 20-F
period 2007-12-31
Industrias Bachoco S.A.B. de C.V.
filed 2008-06-30
CIK 1044896

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ___________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 333-7480
INDUSTRIAS BACHOCO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Bachoco Industries
(Translation of Registrant’s name into English)

The United Mexican States (Jurisdiction of incorporation or organization)
Avenida Tecnológico No. 401
Ciudad Industrial C.P. 38010
Celaya, Guanajuato, México
(Address of principal executive offices)

Daniel Salazar Ferrer
Avenida Tecnológico No. 401
Ciudad Industrial C.P. 38010
Celaya, Guanajuato, México
Telephone: (+011-52-461-618-3555)
Facsimile: (+011-52-461-611-6502)
Email: inversionistas@bachoco.net
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☒  Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If “Other has been checked in resonse to the previous question, indicate by check mark which financial statement item the reigstrant has elected to follow:

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 23 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by the court.

Yes ☐ No ☐

i

Industrias Bachoco, S.A.B. de C.V. is a holding company with no operations other than holding the stock of its subsidiaries. On April 2, 2007, we changed our name from Industrias Bachoco S.A. de C.V. to Industrias Bachoco, S.A.B. de C.V., by operation of law and amended article one of our by laws. Our principal operating subsidiary is Bachoco, S.A. de C.V. (“BSACV”), which owns the principal operating assets of Industrias Bachoco, S.A.B. de C.V. and accounted for 87.7% of consolidated total assets on December 31, 2007. References herein to “Bachoco,” “we,” “us,” “our,” “its” or the “Company” are, unless the context requires otherwise, to Industrias Bachoco, S.A.B. de C.V. and its consolidated subsidiaries as a whole.

We are incorporated under the laws of the United Mexican States (México), and all of our operations are in México. Our principal executive offices are located at Avenida Tecnológico No. 401, Ciudad Industrial C.P. 38010, Celaya, Guanajuato, México, and our telephone number is (011) (52) (461) 618-3555.

Presentation of Information

We publish our financial statements in Mexican pesos and present our financial statements in accordance with Mexican Financial Reporting Standards (“Mexican FRS”). Until December 31, 2007, Mexican FRS required restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented.

Except as otherwise indicated, all data in both the financial statements included below in Item 18 (which together with the attached notes constitute the “Consolidated Financial Statements”) and the selected financial information included throughout this Form 20-F (this “Annual Report”) have been restated in constant pesos as of December 31, 2007.

As of January 1, 2008, we have adopted the changes to “Inflationary Effects” in accordance with the new released Mexican FRS. (Mexican FRS B-10) Due to the relatively low inflation that the country has consistently achieved during the past several years, a new accounting principle went into effect on January 1, 2008, which eliminates the recognition of inflationary effects in our financial information. Consequently, financial information corresponding to periods prior to December 31, 2007 is expressed in millions of Mexican Pesos with purchasing power as of December 31, 2007, while the financial information for periods after December 31, 2007, will be presented in current or nominal Mexican Pesos.

Mexican FRS differs in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). For a discussion of certain significant differences between Mexican FRS and U.S. GAAP as they relate to us, together with a reconciliation of operating income, net income and total stockholders’ equity to U.S. GAAP, and a condensed statement of cash flows under U.S. GAAP, see Note 19 to the Consolidated Financial Statements. The effect of price-level restatement under Mexican FRS has not been reversed in the reconciliation to U.S. GAAP. See Note 19 to the Consolidated Financial Statements.

References herein to “U.S. dollars,” “U.S.$” or “$” are to the lawful currency of the United States of America. References herein to “pesos” or “Ps.” are to the lawful currency of México. This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps.10.92 to U.S.$1.00, the exchange rate on December 31, 2007.

As used herein, the term “tonnes” refers to metric tons of 1,000 kilograms (equal to 2,204.6 pounds) and the term “billion” refers to one thousand million (1,000,000,000). One square meter is equivalent to 10.764 square feet.

ii

Market Data

This Annual Report contains certain statistical information regarding the Mexican chicken, beef, egg, balanced feed (or “feed”), turkey and swine markets and our market share. We have obtained this information from a variety of sources, including the producers’ associations Unión Nacional de Avicultores (“UNA”), Consejo Nacional Agropecuario (“CNA”); Consejo Mexicano de Porcicultura (“CMP”), as well as Banco de México (“Mexican Central Bank”), Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentos (“Ministry of Agriculture, Livestock, Rural Development, Fishing and Food” or “SAGARPA”) and publications of the U.S. Department of Agriculture (“USDA”). The producers’ associations rely principally on data provided by their members. Information for which no source is cited was prepared by us on the basis of our knowledge of the Mexican chicken, egg, feed, turkey and swine markets and the wide variety of information available regarding these markets. The methodology and terminology used by different sources are not always consistent, and data from different sources are not readily comparable.

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

Forward-looking statements involve inherent risks and uncertainties, and a number of unexpected changes could cause actual results to deviate from our plans, objectives, expectations, estimates and intentions. We recognize that the accuracy of our predictions and our ability to follow through on our intentions depend on factors beyond our control. The potential risks are many and varied, but include unexpected changes in:

•	economic, weather and political conditions;

•	raw material prices;

•	competitive conditions; and

•	demand for chicken, eggs, turkey, balanced feed and swine.

iii

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

Selected Financial Data

The information set forth below is derived from Bachoco’s Consolidated Financial Statements, which are included in Item 18. In this disclosure, we explain the figures and year-to-year changes in our Consolidated Financial Statements.

In preparing the Consolidated Financial Statements, we followed Mexican FRS, which differ in certain respects from U.S. GAAP. Note 19 to the Consolidated Financial Statements provides a description of the main differences between Mexican FRS and U.S. GAAP as they relate to us; a reconciliation from Mexican FRS to U.S. GAAP of total stockholders’ equity, net income and operating income, and a condensed statement of cash flows under U.S. GAAP as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007. Our financial statements were prepared pursuant to Bulletin B-10, as amended, and Bulletin B-12, both issued by the Mexican Institute of Public Accountants.

Bulletin B-10 is designed to account for the effects of inflation on financial disclosures by requiring us to:

•	restate non-monetary assets at current replacement cost or by using the Mexican National Consumer Price Index (“NCPI”), except for the biological assets (see Note 5 of the Financial Statement);

•	restate non-monetary liabilities using the NCPI;

•	restate the components of stockholders’ equity using the NCPI; and

•	recognize gains or losses in purchasing power that result from the monetary liabilities or assets that we hold.

Bulletin B-10 also requires restatement of all financial statements in constant pesos as of the date of the most recent balance sheet presented. Except as otherwise indicated, we have restated all financial information taken from the financial statements or derived from them, as explained below, in constant pesos as of December 31, 2007. Bulletin B-12 requires that the statement of changes in financial position reconcile the differences between the restated historical balance sheet and the current balance sheet. The effects of price-level restatement under Mexican FRS have not been reversed in the reconciliation to U.S. GAAP. See Note 19 to the Consolidated Financial Statements.

As of January 1, 2008, we have adopted the new standard related to “Inflationary Effects” in accordance with Mexican FRS. (Mexican FRS B-10). Due to the relatively low inflation that the country has consistently achieved during the past several years, a new accounting principle went into effect on January 1, 2008, which eliminates the recognition of inflationary effects in our financial information. Consequently, financial information corresponding to periods prior to December 31, 2007 is expressed in millions of Mexican Pesos with purchasing power as of December 31, 2007, while the financial information for periods after December 31, 2007, will be stated in current or nominal Mexican Pesos.

	As of and for the year ended December 31,
	2003		2004		2005		2006		2007		2007(2)
Income Statement Data	(millions of constant pesos as of December 31, 2007)(1)										(millions of U.S. dollars)
Mexican FRS:
Net revenues	Ps.	12,616.6	Ps.	14,836.7	Ps.	15,617.7	Ps.	15,551.0	Ps.	18,219.6	1,668.9
Cost of sales		10,263.4		12,032.42		11,234.2		12,053.0		14,477.9	1,326.2
Gross profit		2,353.2		2,804.3		4,383.5		3,498.0		3,741.8	342.7
Operating income		507.2		952.4		2,378.1		1,426.4		1,496.3	137.1
Comprehensive financing income (loss)		146.8		(79.8)		(74.0)		61.4		19.1	1.8
Majority net income		633.1		788.3		1,908.4		906.2		1,270.9	116.4
Majority net income per Share(3)		1.06		1.32		3.19		1.51		2.12	0.19
Majority net income per ADS(4)		12.66		15.8		38.2		18.1		25.4	2.3
Dividends per Share(5)		0.60		0.46		0.44		0.61		0.59	0.05
Weighted average Shares outstanding (thousands)		598,738		599,260		599,694		599,571		600,000	600,000
U.S. GAAP:
Majority net income	Ps.	590.4	Ps.	825.9	Ps.	1,893.3	Ps.	895.5	Ps.	1,261.8	116.0

Statement of Financial Position Data
Mexican FRS:
Cash and cash equivalents	Ps.	1,841.5	Ps.	2,608.4	Ps.	3,419.9	Ps.	3,583.9	Ps.	3,039.9	278.5
Total assets		14,577.1		15,008.6		16,530.9		17,559.2		19,116.4	1,751.0
Short-term debt(6)		68.2		111.2		100.0		9.8		58.8	5.4
Long-term debt		109.0		80.9		56.0		35.5		50.8	4.6
Stockholders’ equity		11,805.2		12,132.7		13,502.7		14,102.9		15,127.2	1,385.7
U.S. GAAP:
Stockholders’ equity		11,772.7		12,144.7		13,499.0		14,053.2		15,017.7	1,381.0

Selected Operating Data
Sales volume (thousands of tonnes):
Chicken		655.4		733.0		773.0		773.7		837.2
Eggs		132.1		138.1		140.6		143.4		147.8
Swine and Others		8.5		9.1		9.6		8.9		16.1
Balanced Feed		316.2		320.7		389.6		484.4		438.8
Gross margin (%)		18.7%		18.9%		28.1%		22.5%		20.5%
Operating margin (%)		4.0%		6.4%		15.2%		9.2%		8.2%
Net margin (%)		5.0%		5.3%		12.2%		5.8%		7.0%
Total employees		18,495		18,896		20,432		21,035		23,088

(1)	Except per share and per ADS amounts and operating data.
(2)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps.10.92 per U.S. dollar.
(3)	Net income per share has been computed based on the weighted average number of common Shares outstanding.
(4)	Net income per ADS has been computed by multiplying net income per share by twelve, to reflect the ratio of twelve Shares per ADS.
(5)	Dividends per share have been computed by dividing the total amount of dividends paid (in constant pesos as of December 31, 2007) by the weighted average Shares outstanding.
(6)	Includes notes payable to banks and current portion of long term debt.

Exchange Rates

The Mexican peso showed high levels of volatility during the first four months of 2003; it appreciated and remained stable during the middle of the year and increased its volatility in the last four months of the year. Overall, the peso declined in 2003.

In 2004, the Mexican peso showed volatility for the first four months of the year with a general trend to depreciate with respect to the U.S. dollar. In the following months, the Mexican peso fluctuated around the same level, it finished the year stronger against the dollar when compared to the exchange rate at the end of 2003.

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

In 2007, the Mexican economy was stable overall, with an annual inflation rate of 3.8%, while the peso-dollar exchange rate at the year-end depreciated by 1.1% with respect to December 31, 2006.

The following table sets forth for the periods indicated the high, low, average and year-end exchange rates for the purchase and sale of U.S. dollars (presented in each case as the average between such purchase and sale rates):

	Exchange Rate(1) (in current pesos per U.S. dollar)
Year Ended December 31,	High	Low	Average(2)	Year End
2003	11.41	10.11	10.79	11.24
2004	11.64	10.81	11.29	11.15
2005	11.41	10.41	10.89	10.63
2006	11.46	10.43	10.91	10.80
2007	11.27	10.67	10.93	10.92

(1)	The exchange rates are the noon buying rates in New York City for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”).

(2)	Average of month-end rates for each period shown.

	Exchange Rate(1) (in current pesos per U.S. dollar)
Period	High	Low
December 2007	10.92	10.80
January 2008	10.97	10.82
February 2008	10.82	10.67
March 2008	10.85	10.63
April 2008	10.60	10.44
May 2008	10.57	10.31

(1)	The exchange rates are the noon buying rates in New York City for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York.

On May 30, 2008, the exchange rate for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York was Ps.10.329 per $1.00 U.S. dollar.

Risk Factors

Risks Relating to México, Other Emerging Market Countries and the U.S. Economy

México has experienced adverse economic conditions

•	In 2003, GDP increased by 1.3% and the inflation rate was 3.98%.

•	In 2004, México’s GDP increased by 4.4% and the inflation rate was 5.19%.

•	In 2005, México’s GDP improved and increased by 3.0%, and the inflation rate was 3.33%.

•	In 2006, GDP increased by 4.8% while the inflation rate was 4.05%.

•	In 2007, GDP increased by 3.3% and the inflation rate was 3.8%.

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

Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our financial condition and results of operations

The single largest component of our cost of sales, our feed, is comprised partially of ingredients we purchase from the United States, where prices are denominated in U.S. dollars. In addition, the prices of ingredients we purchase in México may be influenced by U.S. commodity markets. Therefore, should the peso fall relative to the U.S. dollar, both the cost of our operations and our debt payments would increase. Any future depreciation or devaluation of the peso may result in further net foreign exchange losses.

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

•
In 2007, the Mexican peso remained reasonably stable in its peso-dollar exchange rate. According with the U.S. Federal Reserve Bank, the peso was depreciated with respect to the U.S. dollar by 1.1% at year-end. The average value of the Mexican peso was 0.21% lower than the average of 2006.

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

High levels of inflation and high interest rates in México could adversely affect our financial condition and results of operations

México has experienced high levels of inflation and high domestic interest rates in the past. The annual rate of inflation, as measured by changes in the National Consumer Price Index was 3.98% in 2003, 5.19% in 2004, 3.33% in 2005, 4.05% in 2006 and 3.76% in 2007. Inflation for the first four months of 2008 was 1.72% according to the Mexican Central Bank.

According to Bank of México the average interest rates on 28-day Mexican treasury bills, or Cetes, was 6.23%, 6.82%, 9.20%, 7.19% and 7.19% during 2003, 2004, 2005, 2006 and 2007, respectively. On June 6, 2008, the 28-day Cetes rate was 7.44%. High interest rates in México could adversely affect our costs. Our earnings may also be affected by changes in interest rates due to the impact those changes have on our variable-rate debt instruments and beneficed by the interest we earn in our cash balance.

Political events in México could affect Mexican economic policy and our operations

In July 2006, we had a presidential election where Felipe Calderón was elected as the new President of México. President Calderón’s election initially met resistance from members of the political opposition in the form of legal challenges and protests. These protests could return as President Calderón seeks to enact his legislative agenda. We cannot predict the impact that future protests may have on the Mexican government or on business conditions in México. Although President Calderón’s party, the Partido Acción Nacional, or PAN, obtained a plurality of the seats in the Mexican Congress after the election, no party succeeded in securing a majority in either chamber of the Mexican Congress. The absence of a clear majority by a single party and the lack of alignment between the president-elect and the legislature are likely to continue until the next Congressional election in 2009. This situation may result in government gridlock and political uncertainty, which could have an adverse effect on our business, financial position and results of operations. We cannot provide any assurance that future political developments in México, over which we have no control, will not have an adverse effect on our financial position or results of operations.

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

Additionally, the prices of corn and soybean meal experienced high volatility in 2007 and through the first half of 2008. Prices of corn reached historically high prices worldwide, as a result of strong demand and consequently, lower inventories worldwide. We can offer no assurance that corn and soybean meal prices will not continue to experience strong volatility in the future. Such a continued increase in prices could adversely affect our profits.

Our operations depend on raising animals and meat processing, which are subject to risks such as disease, contamination and adverse weather conditions

Our operations involve raising animals and are subject to a variety of risks, including disease, contamination and adverse weather conditions. Chickens, in particular, are susceptible to infections by a variety of microbiological agents. Since 1983, the avian influenza virus (“AIV”) has been widespread in the United States and in México. During 2003, AIV was widespread in Asian countries and the United States. México, to avoid having the disease spread from the United States, imposed certain restrictions on the importation of chicken from affected U.S. states. The AIV was still present in Asian countries and the United States. In 2004 and 2005, AIV was still present in Asian countries and the United States. During 2004 and 2005, México has been eliminating some restrictions on the importation of chicken from certain U.S. states as the sanitary conditions in those states improve. In October 2005, México lifted importation restrictions on all U.S. states, except for 11 counties in the state of Texas. In 2007, Mexico lifted importation restrictions for those remaining 11 counties in the state of Texas.

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

In 2006 we experienced a loss of chickens at our Norwest Complex due to the effects of Hurricane Lane. Future hurricanes or other adverse weather conditions could result in additional losses of inventory and damage to our plants and equipment. Our facilities near México’s coast are most vulnerable to the risk of severe weather.

The use of nutritional supplements and the possibility of contamination expose us to risk of loss of consumer confidence in the chicken industry

To reduce contamination, we use specialized feedstock and nutritional supplements that have been approved by the Mexican government and meet international industry standards. We can offer no assurance, however, that in the future we will not be materially adversely affected by claims or consumer concerns arising out of the use of these products in raising our animals.

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

We face significant competition from other chicken producers in all of our geographic markets and product lines

According to the UNA, we are México’s largest chicken producer, but we face significant competition from other producers in all of the markets in which we sell our products. In 2007, we accounted for approximately 31.2% of total chicken production in México. There are two other major vertically integrated chicken producers in México, which together with Bachoco account for more than 55.0% of Mexican chicken production, with the balance distributed among approximately two hundred small- and medium-sized integrated and non-integrated producers.

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

In July 2003, the Mexican government imposed temporary restrictions on chicken leg quarters imported from the U.S. and both governments confirmed this safeguard in July 2003. The safeguard consists of a five-year limited poultry import measure. The measure, which became effective in 2003, includes quotas and an initial tariff of 98.8% on chicken leg quarters that will slowly decrease until it reaches 0% in 2008. On January 1, 2008, the safeguard was phased out.

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

Risks Relating to the ADS, and the Shares in the Mexican Market

The Robinson Bours family controls our management and their interests may differ from other security holders
Certain members of the Robinson Bours family hold the power to elect a majority of the members of our Board of Directors and have the power to determine the outcome of certain other actions requiring the approval of our stockholders, including whether or not dividends are to be paid and the amount of such dividends. The Robinson Bours family has established two Mexican trusts, which they control (“Control Trust”), that together hold 496,500,000 Shares outstanding on December 31, 2007.

Future sales of Shares by the controlling stockholders may affect prevailing market prices for the ADSs and the Shares trading at the Mexican Market.

The prevailing market prices for the ADSs and Shares could decline if either:

•	the Robinson Bours family were to sell substantial amounts of their Shares, whether

o	directly, or

o	indirectly, through the Mexican trusts through which they hold Shares; or

•	the perception arose that such a sale could occur.

The protection afforded to minority stockholders in México is different from that in the United States

Under Mexican law, the protection afforded to minority stockholders is different from those in the United States. In particular, the law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions or stockholder derivative actions, and there are different procedural requirements for bringing stockholder lawsuits. As a result, in practice it may be more difficult for our minority stockholders of Bachoco to enforce their rights against us or our directors or our controlling stockholder than it would be for stockholders of a U.S. company.

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

General

Our legal name is Industrias Bachoco, S.A.B. de C.V., and we frequently refer to ourselves commercially as Bachoco. We were incorporated in México on April 17, 1980. Our headquarters are located at Avenida Tecnológico No. 401, Ciudad Industrial 38010, Celaya, Guanajuato, México, telephone (52)(461) 618-3500 and (52)(461)618-3555. Our main product lines are: chicken, table egg, balanced feed and swine. At the present almost all of our production and almost all of our sales are made in México.

According to the UNA, we are the largest poultry producer in México. In 2007, we produced more than 9.0 million chickens per week and accounted for approximately 31.2% of total chicken production in México. As a vertically integrated producer, we control virtually all aspects of the production and distribution process, which enables us to exercise cost controls and to maintain high standards of quality, service and efficiency. With over 700 production and distribution facilities dispersed throughout México, our operations include the following:

•	preparing balanced feed;

•	breeding, hatching and growing chickens; and

•	processing, packaging and distributing chicken products.

Sales of chicken products accounted for 77.6% of our net revenues in 2007. Please also see the table under Item 5. “General—Results of Operations for the Years Ended December 31, 2006 and 2007.”

We are also a significant producer of commercial balanced feed. We sell our feed both through distributors and directly to small producers. During 2007, we sold approximately 438,000 tonnes of balanced feed to external customers, which amounted to 8.0% of our total revenues for that year.

Currently, Bachoco is the second largest producer of table eggs products. In 2007, we sold approximately 147,700 tons. Table egg sales accounted for 9.6% of our net revenues in 2007.

As part of our other product lines we also sell swine on the hoof to meat packers for pork product production, miscellaneous poultry-related products, and we have recently entered into two new business lines: turkey and beef value-added products. In 2007, sales of swine and these other lines accounted for 4.8% of our net revenues.

The following table sets forth, for each of the periods presented, the volume of chicken, balanced feed, table eggs and swine that we sold:

	Bachoco Sales Volume (in thousands of tonnes)
	Year Ended December 31,
	2003	2004	2005	2006	2007

Chicken	655.5	733.0	773.0	773.7	837.2
Eggs	132.1	138.1	140.6	143.4	147.8
Swine(1)	8.5	9.1	9.6	8.9	16.1
Balanced Feed	316.2	320.7	389.6	484.4	438.8

(1) Includes Swine, Turkey and Beef products.

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

In April 1995, Robinson Bours stockholders created a trust (the “Control Trust”), the principal purpose of which was to hold a controlling interest in our Series B Shares. Before September 2006, our common stock (“Common Stock”) consisted of Series B Shares and Series L Shares of limited voting stock (“Series L Shares”) (collectively, the “Old Shares”). The Old Shares were grouped into units. Each unit (“Unit”) consisted of one Series B Share and one Series L Share. Each B Unit (“B Unit”) consisted of two Series B Shares.

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

As of December 31, 2007, the Robinson Bours Stockholders owned B Shares representing 82.75% of the Series B Shares outstanding. As a result, the Robinson Bours Stockholders continue to have the power to control the Company.

Members of the Robinson Bours family, together with certain of our executive officers, hold a majority of the seats on our Board of Directors.

In November 1998, we approved a stock repurchase plan (the “Repurchase Plan”), which allows us to repurchase up to 3.0% of the total Shares outstanding and trading on the Mexican Stock Exchange (Bolsa Mexicana de Valores), in accordance with Mexican securities laws. To execute the Repurchase Plan, we created a reserve of Ps.321.6 million (expressed in nominal pesos), which reduced retained earnings on our balance sheet. As of May 31, 2008, we had repurchased no Shares.

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

On June 29, 2005, we acquired certain assets of Grupo Sanjor, a private poultry company located in the Yucatan Peninsula, with production of approximately 300 thousand chickens per week and 100 thousand table egg laying hens, which allow us to reinforce our leadership in this region of the country.

In December 2006, we acquired most of the assets and working capital of “Del Mezquital” to start a new complex in the State of Sonora, located in northern México, close to the border with the United States.

In February 2007, we reached a business agreement with “Grupo Libra” a Company in the Northeast of México, that includes the buying of all their working capital and long term rent agreement of their facilities to strengthen our presence in that market.

In December 2007, we reached an agreement with “Grupo Agra,” a table eggs company located in the states of Nuevo Leon and Coahuila in Northeast Mexico. The agreement provides for leasing of their facilities, which include laying hens farms (with a capacity of approximately 1.0 million hens), a processing table eggs plant, distribution centers and the Agra brands. In addition, we acquired all of their working capital.

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

•
Continued brand differentiation. We have developed a brand image for premium fresh chicken and table eggs in México. Building on the success of our branded products to date, we seek to continue to promote our brand name through billboards, packaging, special publicity campaigns and through development of brand loyalty among wholesale and retail distributors. At the end of 2007 and beginning of 2008, we launched Bachoco’s new image.

Capital Expenditures

Over the last three years, we have financed our capital expenditures with resources generated by our operations. We made the following capital expenditures during the last three years (nominal pesos):

•	In 2005, we made capital expenditures of Ps.805.3 million net, with which we:

o	continued to update our transportation fleet, farms, processing plants and feed mills;

o	increased the capacity and updated our rendering plants, which expenditures continue to the present; and

o	made the acquisition of certain assets of Grupo Sanjor.

•	In 2006, we made capital expenditures of Ps.863.2 million net, with which we:

o	continued to update our transportation fleet, farms, processing plants and feed mills, which expenditures continue to the present;

o	increased capacity, mainly for the production of live chickens and;

o	building of a new feed mill in the state of Aguascalientes.

•	In 2007, we made capital expenditures of Ps.991.7 million net, with which we:

o	began the construction of the new complex in the state of Sonora.

o	finished the construction of our new feed mill in the state of Aguascalientes;

o	increased capacity in the production of live chicken;

o	increased capacity of the secondary process at some of our processing plants; and

o	updated our transportation fleet, processing plants and feed mills.

Business Overview

Chicken Market

Mexican consumers value distinct characteristics in their chicken. Virtually all chicken sold by us and other major chicken producers in México is fresh. Fresh chicken is a central ingredient in many traditional Mexican dishes and it is the leading meat consumed in México according to data from the UNA. Traditionally, value-added chicken products, such as heat-and-serve products, frozen dinners, chicken nuggets and other similar foods, have found limited acceptance among Mexican consumers due to historical consumer preferences for fresh chicken.

In recent years, the value-added chicken products are growing rapidly; we participate significantly in the market and try to lead the supplying of these products. According to the UNA, value-added chicken products currently account for approximately 7.0% of the chicken sold in México.

Mexican consumers traditionally prefer chicken with pronounced yellow skin pigmentation, a characteristic found mainly in our public-market and supermarket-broiler chicken products that we attain by including marigold extract in our chicken feed. We have also noticed an increased demand for smaller, whole, fresh chicken from various fast-food outlets, principally chicken roasting shops (rosticerías), which have developed rapidly in México.

According to data obtained from the UNA, total Mexican chicken consumption per capita increased by 12.4% from 2003 to 2007. Chicken is the leading meat consumed in México, and it accounted for approximately 34.1% of all meat produced in México in 2007. The following table sets forth total Mexican production of chicken, pork and beef for 2003 to 2007:

Mexican Production of Chicken, Beef and Pork
(in thousands of tonnes)*(1)

	2003	2004	2005	2006	2007
Chicken	2,290	2,390	2,498	2,592	2,683
Beef	1,496	1,543	1,559	1,602	1,628
Swine	1,100	1,150	1,088	1,102	1,116

*(1)Source: UNA

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

During 2007, chicken prices increased by 5.5% as compared with 2006, due to increases in the price of the main feed ingredients and a strong demand for chicken.

We believe that changes in Mexican chicken consumption correlate closely with changing chicken prices and their effect on consumer purchasing power. Chicken per capita consumption increased 4.9% in 2003, 3.3% in 2004, 3.5% in 2005, 2.6% in 2006 and 2.5% in 2007.

Chicken Products

Six main product categories exist for fresh chicken in México: live, public market, rotisserie, supermarket broiler, chicken parts and value-added products.

“Live” chicken is delivered alive to small independent slaughtering operations or to wholesalers that contract with independent slaughtering operations for processing. The freshly slaughtered chicken is then sold to chicken shops and other specialized retailers for sale to consumers and in some areas is sold directly to consumers by the slaughterhouse. According to the UNA, live chicken accounts for approximately 26% by volume of the chicken sold by producers in México.

“Public Market” chicken is a whole broiler presented either uneviscerated or eviscerated, generally sold within 48 hours after slaughter in public markets throughout México, but primarily concentrated in the México City metropolitan region. According to the UNA, public market chicken accounts for approximately 21% by volume of the chicken sold by producers in México.

“Rotisserie” chicken is a whole broiler presented eviscerated and ready to cook. Rotisserie chicken is sold by wholesalers and directly by producers to small shops, stands (rosticerías or asaderos) and supermarkets, which cook the chicken and sell it whole and freshly cooked to the end-consumer, providing an economical form of fast-food. According to the UNA, rotisserie chicken accounts for approximately 28% by volume of the chicken sold by producers in México.

“Supermarket Broiler” chicken is a fresh whole broiler presented with the edible viscera packed separately. In most cases, it is sold directly by producers to supermarkets and, in some regions, to other independent food shops. Mexican consumers’ preference for freshness requires regular deliveries of chicken to supermarkets and other food shops. According to the UNA, supermarket broiler chicken accounts for approximately 7% of the volume of the chicken sold by producers in México.

“Chicken Parts” refers to cut-up fresh chicken parts sold wrapped in trays or in bulk principally to supermarket chains, the fast-food industry and other institutional food-service providers. Producers generally sell directly to the supermarket chains and deliver the chicken directly to the outlet. Sales to the institutional market often require customized cutting and presentation. According to the UNA, chicken parts account for approximately 11% by volume of the chicken sold by producers in México.

“Value-added Products” refers mainly to cut up fresh chicken parts with value-added treatment like marinating, breading and individual quantity frozen, sold mainly wrapped in trays principally to supermarkets and other institutional chains. Producers generally sell directly to the supermarket chains and deliver the chicken directly to the store. Sales to the institutional market often require customized cutting and presentation. According to the UNA, chicken parts account for approximately 7% by volume of the chicken sold by producers in México

We sell value-added chicken products mainly to supermarkets and other retailers. The following table sets forth, for the periods indicated, the sales volume in tonnes and as a percentage of the total volume of chicken sold for each of our principal lines of chicken products:

	Year Ended December 31,
	2003		2004		2005		2006		2007
	Volume	% of Total	Volume	% of Total	Volume	% of Total	Volume	% of Total	Volume	% of Total
	(thousands of tonnes, except percentages)
Public Market and Rotisserie	288.1	44.0	319.1	43.5	349.6	45.2	344.3	44.5	371.0	44.3
Supermarket Broiler, Chicken Parts and Other(1)	194.9	29.7	219.6	30.0	219.1	28.4	228.2	29.5	245.1	29.3
Live	172.5	26.3	194.4	26.5	204.3	26.4	201.2	26.0	221.2	26.4
Total	655.5	100.0%	733.1	100.0%	773.0	100.0%	773.7	100.0%	837.2	100.0%

(1) “Other” comprises sales of value-added poultry products, viscera and other products.

Our product mix varies from region to region in México, reflecting different consumption and distribution patterns. Based on market demand, we believe that fresh, rather than frozen, chicken will continue to dominate the Mexican market. Furthermore, we believe that consumer demand for value-added fresh chicken products, such as rotisserie chicken, supermarket broilers and chicken parts, will increase over time. Accordingly, we continue to focus principally on producing fresh chicken, including value-added fresh chicken products.

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

•	During 2004, we finished our projects to expand the facilities at our Northwest Complex and Peninsula Complex.

•	In 2005, we acquired assets of Grupo Sanjor, a private producer of chicken and table eggs located in the Yucatán Peninsula.

•	At the end of 2006, we acquired assets of “Del Mezquital,” a private broiler producer located in the state of Sonora.

•	At the beginning of 2007, we reached a business agreement with “Grupo Libra,” a chicken producer located in northeast México. We also started to build a new complex in Hermosillo City.

In the following paragraphs, we provide a description of our marketing, sales and distribution strategies for each of our major chicken products.

•
Live Chicken – We sell live chicken primarily to wholesalers, which contract out the processing to independent slaughterhouses and then resell the processed product as public market chicken. To a lesser extent, we sell to small, independent slaughterhouses in the southeast, where live chicken continues to be the standard for consumption. Additionally, customers can purchase live chicken directly from us on our farms. However, we believe that the market as a whole is moving slowly away from live chicken.

•
Public Market Chicken – We believe that we are the largest producer of public market chicken in México. We regularly sell to more than 50 of the approximately 200 whole fresh chicken wholesalers operating in the México City region. Most of our wholesale customers rely primarily on us for public market chicken, although we have no exclusive supply agreements. Our principal focus in this market has been to provide superior distribution and service to selected wholesalers in order to maintain and further develop loyalty. Public market chicken is ordinarily sold to consumers without any packaging or other identification of the producer, but our distribution system encourages wholesalers to sell to retailers in containers from our own “Bachoco” trailers, reinforcing our reputation for freshness and efficiency of service and fostering brand loyalty among retailers. We believe we have developed excellent relationships with the wholesalers we serve.

•
Rotisserie Chicken–We sell rotisserie chicken directly to rosticerías, asaderos and supermarkets. We attribute the growth in our sales of rotisserie chicken in large part to the rapid growth of the market for freshly cooked chicken sold by rosticerías and asaderos and in the rotisserie sections of supermarkets. We expect this market to continue to grow because of an ever-increasing consumer demand for convenient, low-priced and high-quality fast food. Success in supplying rotisserie chicken depends on consistency and good service, and only larger producers with more modern processing facilities and distribution capacity can compete in this market. We expect to expand sales of rotisserie chicken by leveraging our increasingly developed transportation and distribution network.

•
Supermarket Broiler Chicken – We sell supermarket broilers, as well as chicken parts and eggs, directly to the principal supermarkets, convenience store chains and wholesale clubs in México. In order to build consumer loyalty for our supermarket broiler chicken, we emphasize our brand image as well as our superior service, reinforced by frequent delivery to ensure freshness. Each chain negotiates purchases centrally, but we deliver directly to every point of sale, ordinarily at least once every 48 hours. We believe that we lead the market in frequency of deliveries to supermarkets.

•
Chicken Parts – We sell chicken parts principally to supermarkets, using the same marketing strategy that we use for supermarket broiler chicken. We are also an important supplier of chicken parts to the growing franchise fast-food and institutional food-service industries. We continue to develop custom-cutting processes to help meet demand from fast-food and institutional customers for a wider variety of chicken parts.

•
Value-Added Products–Mexican consumers have a greater preference for fresh chicken than their U.S. counterparts. Frozen, heat and serve and other further processed poultry products make up only a small proportion of total Mexican poultry consumption today. Demand for these kinds of fresh products is growing rapidly. The potential for substantial growth in this market is large and we believe that our distribution network, our large market share for supermarket chicken sales, our brand name and our experience in a wide range of existing Mexican distribution channels will be important competitive strengths in this area.

Sales of our fresh value-added products increased approximately 10.3% over 2006 sales. We are moving to produce and introduce various value-added products in México, which we have developed in accordance with Mexican customer preferences. We will continue to do so, as this market grows.

Table Eggs

According to the UNA, México has one of the largest per capita consumption of table eggs in the world with 21.6 kilograms per capita a year a 2.3% decrease when compare to the previous year. This high level of consumption is due in part to the fact that eggs are among the cheapest sources of protein in México.

The Mexican table egg industry is more fragmented than the chicken industry but has experienced some degree of consolidation in recent years, including acquisitions made by us. According to the UNA, the ten largest producers of table eggs in México now account for approximately 43% of the market.

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

Bachoco is the second largest producer of table eggs in México with approximately 9.0% of the market. We sell both brown and white eggs. We are the largest producer of brown eggs in México. Our marketing efforts for egg products focus on increasing our brand recognition.

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

In 2004, we started to build new farms to increase production capacity of table eggs in our Northwest Complex, at Mexicali, near the U.S. border. We completed this project in the second half semester of 2005.

In 2005, as part of the acquisition of Grupo Sanjor, we acquired some table egg farms located in the Yucatán Peninsula.

In December 2007, we reached an agreement with “Grupo Agra”, located in the states of Nuevo Leon and Coahuila in Northeast Mexico. The agreement provides for leasing of their facilities, which include laying hens farms with a capacity of approximately 1.0 million hens, a processing table eggs plant, distribution centers and the Agra brands. In addition, we acquired all of their working capital.

In 2007, we began to enter into foreign markets. We are testing our brand by selling table eggs in the southern US states with products produced in the US. This test will allow us to see how our brand is received and identify opportunities and strategies going forward.

We have designed our egg distribution system to transport eggs from our laying farms at Celaya, Los Mochis, Obregón, Mexicali, Tecamachalco, Mérida, Saltillo and La Laguna regions to customers in all sales regions. We sell packaged eggs directly to all of the principal supermarket chains in México, with daily deliveries directly to their outlets.

Seasonality

Our sales are moderately seasonal, with the highest levels of sales, in general, in the second and fourth quarter due to higher chicken consumption during the holiday season and lower sales levels earlier in the year during Lent (particularly in the week prior to Easter).

Balanced Feed

According to Consejo Nacional de Fabricantes de Alimento Balanceado y de la Nutrición Animal, A.C) (”CONAFAB”) , Mexican production of balanced feed increased from 22.1 million tonnes in 2001 to 25.2 million tonnes in 2006. In 2006, México was ranked the fourth largest producer of feed in the world and the second largest in Latin America.

Local production is composed of commercial and integrated manufacturers. Commercial manufacturers produce for the market, while integrated manufacturers mostly produce for themselves and occasionally for other producers. Integrated producers account for approximately 64.0% of total production. Imports of feed come almost entirely from the United States and represent approximately 1.2% of the total consumption in México.

We entered the feed business as a result of our acquisition of Grupo Campi at the end of 1999. We sell to small livestock producers and through a network of small distributors located mainly in central and southern México. We have benefited from economies of scale and synergies derived from producing feed both for our own internal consumption and for sale to third parties. Currently, we have four feed plants dedicated to produce balanced feed to third parties. We estimate that our balanced feed business comprises approximately 4.8% of the market share of the commercial (non-integrated) balanced feed business in México.

Swine

We purchase breeder swine live from the United States and breed them at facilities in Navojoa. We then raise swine to maturity at our farms in Celaya and three other locations in México. Mature swine is sold on the hoof to Mexican swine meat packers for the production of pork products. In 2003, swine prices began to recover, increasing by 7.0%, due mostly to the fact that there was very modest growth in domestic production and imports. In 2004, our swine prices increased by more than 20.0% as a result of an increase in the cost of feed ingredients and a more normalized supply and imports, and, during 2005, our swine prices decreased 9.0% due to larger supplies in the Mexican market which continued in 2006 where prices went down about 11.9%. In 2007, swine prices decrease 5.5% as a result of over-supply conditions in the swine market. Traditionally, Mexicans consume less swine products than chicken and eggs products.

Turkey and Prepared Beef Products

At the beginning of 2007, as a result the “Del Mezquital” and “Grupo Libra” agreements we introduced two new product lines: turkey and value-added beef and pork products. We do not raise either turkey or cattle; we only process these products.

In 2007, these products lines represented less than 1.0% of our total sales. However we see opportunities to grow these businesses by taking advantage of our distribution network.

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

Under NAFTA, the government eliminated the tariff on sorghum effective January 1, 1994, and eliminated tariffs on all other grains that we use, except corn, on January 1, 2003. Corn tariffs were eliminated on January 1, 2008. We expect these developments to allow us more flexibility in our cost of production as the cost of our ingredients more closely tracks prices in the international commodity markets.

Since the end of 2006, throughout all of 2007 and through the first months of 2008, prices of corn and soybean meal have experienced high volatility and have demonstrated historically high prices world-wide.

We take advantage of lower-cost feed ingredients from Mexican sources, when available. In 2007, we obtained approximately 36.4% of our total grain needs from the domestic market. We believe that the quality of local feed ingredients, particularly sorghum, is superior to that of imported feed ingredients. In addition, the use of local feed ingredients allows us to save on transportation costs and import duties. However, in southern México where Grupo Campi’s complexes are located, domestic crops and feed ingredients are limited. As such, these complexes use mainly imported grain. We may, from time to time, engage in hedging of our feed costs in the future.

Competition

Chicken

According to the UNA, we are México’s largest chicken producer. We face significant competition from other producers in all of the markets in which we sell our products. When combined with our two largest vertically integrated competitors, we account for approximately 56% of total Mexican poultry production; the balance is distributed among approximately two hundred small- and medium-sized integrated and non-integrated producers. The major producers, including Bachoco, have substantial cost advantages over smaller, non-integrated producers arising from economies of scale and control of feed preparation. To varying degrees, each of these companies has substantial financial resources and strengths in particular product lines and regions. We believe, however, that we have substantial competitive strengths over our competitors, including a broader range of chicken products and broader geographic coverage.

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

Poultry producers in the United States have developed low-cost production techniques and have been successful in exporting primarily frozen and value-added poultry to other countries, especially in periods of overcapacity in the United States. As tariff barriers have declined under NAFTA, we have experienced increased competition from U.S. poultry producers. According to the UNA, in 2007, imports of poultry products decreased 13.7% in volume over imports in 2006. This decrease was caused by a better level of prices in others foreign markets.

We expect that competition from U.S. exporters could increase. However, Mexican consumer acceptance of frozen poultry products is still low, and we do not anticipate significant growth in the near future.

Table Eggs

We are one of the largest producers of table eggs in México, with approximately 6.5% of total Mexican egg production at the end of 2007.

Balanced Feed

Of the registered producers of feed in México, integrated firms produce approximately 64.4% of total production for their internal use, and the remaining 35.6% is produced for sale to third parties. We estimate a market share of approximately 4.8% in our feed product line.

Swine

The Mexican swine industry is highly fragmented, and no producer has more than 15.0% of the market. On December 31, 2007, we had less than 1.0% of the Mexican market share in swine. U.S. producers already compete in this market in México because tariff barriers on swine are moderate.

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

Import limits and short-term tariffs:

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

•	According to the safeguard, for 2007, the tariff in effect was 19.8% for imports of chicken leg quarters above the quota of 104 thousand tonnes.

•	On January 1, 2008, the safeguard was phased out. This allows American producers to export any amount of chicken leg quarters free of tariffs to México.

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

Organizational Structure

We are a holding company with no operations other than holding the stock of our subsidiaries, all of which are incorporated in México, and engaging in transactions with our subsidiaries. Our principal operating subsidiary is BSACV, which owns our principal operating assets, and which accounted for 87.7% of consolidated total assets as of December 31, 2007, and 88.9% of our consolidated revenues for the year ended December 31, 2007. All of our subsidiaries are directly owned by us in the percentage listed below. None of these subsidiaries have any subsidiaries of their own.

The following table shows our main subsidiaries as of December 31, 2005, 2006 and 2007:

	Percentage Equity Interest
	2005	2006	2007
Acuícola Bachoco, S.A. de C.V.	100	100	100
Aviser, S.A. de C.V.	100	100	100
Bachoco, S.A. de C.V. (“BSACV”)	100	100	100
Bachoco Comercial, S.A. de C.V.	-	-	100
Campi Alimentos, S.A. de C.V.	100	100	100
Huevo y Derivados, S.A. de C.V.	97	97	97
Operadora de Servicios de Personal, S.A. de C.V.	100	100	100
Pecuarius Laboratorios, S.A. de C.V.	64	64	64
Secba, S.A. de C.V.	100	100	100
Sepetec, S. A. de C.V.	100	100	100
Servicios de Personal Administrativo, S.A. de C.V.	100	100	100
Induba Pavos, S.A. de C.V.	-	100	100

In November 2004, the Company acquired all the Shares of Seceba, S.A. de C.V. from a related party for Ps.14.4 million. As of the date of acquisition, the figures of Secba, S.A. de C.V. have been consolidated with the Company’s figures. The excess of the purchase price paid over the book value of this investment amounted to Ps.0.3 million, which was recorded in other income.

In December 2006 and July 2007 we created Induba Pavos, S.A. de C.V. and Bachoco Comercial, S.A. de C.V. respectively. They are both 100% owned subsidiaries of Industrias Bachoco.

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

The following table summarizes the types and number of each type of our production facilities as March 2008:

Bachoco Production Facilities

Type	Number
Chicken breeding farms	152
Broiler grow-out farms	481
Broiler processing plants	9
Egg incubation plants	22
Egg production farms	109
Swine breeding farms	1
Swine grow-out farms	10
Feed mills	17
Further process plants	4

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

We operate 17 feed mills for our own chickens, feed sales to third parties and egg and swine operations. The total production capacity of our feed plants is approximately 380,000 tonnes per month. We estimate that we are the largest producer of animal feed in México.

Our other facilities include two poultry manure-processing plants. Our headquarters are located in Celaya Guanajuato, México, and we have 60 sales centers throughout the regions we serve. While we own most of our facilities, we lease a limited number of farms and sales centers. We also employ a network of contract growers.

Our fleet of trucks carries part of the feed from feed mills to farms, live chickens from farms to processing plants, day-old chickens from egg incubation plants to farms, eggs from farms to distribution centers and, ultimately, products from distribution centers to customers.

ITEM 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our Consolidated Financial Statements. The Consolidated Financial Statements have been prepared in accordance with Mexican FRS, which differs in certain respects from U.S. GAAP. Note 19 to the Consolidated Financial Statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of total stockholders’ equity, net income and operating income, a consolidated statement of changes in stockholders’ equity and a condensed statement of cash flows under U.S. GAAP as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007.

In accordance with Mexican FRS rules on price-level restatement of financial statements, the financial statements included with this disclosure recognize certain effects of inflation. In addition, the financial statements and, unless otherwise specified, the other financial data included herein are restated in constant pesos as of December 31, 2007. The effects of price-level restatement in accordance with Mexican FRS have not been reversed in the reconciliation to U.S. GAAP.

General

In the following discussion we describe various trends and how they affected our results of operations for the years ended December 31, 2005, 2006 and 2007.

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

In 2006 the Mexican economy showed signs of volatility during the first part of the year, before the presidential election. After the election the economy showed stability with an annual inflation rate of 4.1% and a reasonably stable peso-dollar exchange rate with a final depreciation of the peso against the dollar of 1.6%, as compared to the end of 2005, Rates on 28-day Cetes decreased to an average of 7.2% for the year.

In 2007 the Mexican economy was stable with an annual inflation rate of 3.8% and a final dollar-peso depreciation rate of the peso against the dollar of 1.1%, as compared to the end of 2006. Rates on 28 day Cetes had an average of 7.19% for the year.

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

Effects of Economic Conditions on the Company

Mexican economic conditions have had an important impact on México’s chicken market. Feed costs constitute a substantial portion of the cost of goods sold and are priced with reference to U.S. dollars. We use financial instruments to mitigate the cost of goods sold in currencies other than Mexican pesos. See Note 2-p of the Consolidated Financial Statements.

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

In 2006, average producer prices decreased by approximately 3.0% mainly from oversupply conditions in the market during the first part of the year and as market conditions return to more normalized levels as compared with the first three quarters of 2005.

In 2007, average producer prices increased by approximately 10.0% mainly due to increases in the cost of raw materials and a balance between supply and demand in the market, particularly in the second and third quarter of the year.

As of December 31, 2007, we have an outstanding total indebtedness of Ps.109.6 million all denominated in Mexican pesos. In 2007, we had foreign exchange loss of Ps.3.4 million due to fluctuations of the peso against the U.S. dollar, as compared to a foreign exchange gain of Ps.40.8 million in 2006 and a foreign exchange loss of Ps.62.3 million in 2005.

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

Volume of Chicken Sold

The volume of our chicken sold decreased by 1.5% in 2003 and increased by 11.8%, 5.5%, 0.1% and 8.2% in each of 2004, 2005, 2006 and 2007, respectively.

The decrease in volume in 2003 was mainly due to the effects of Hurricane Isidore on our Peninsula Complex, this situation affected our production during most of the year.

The increase in 2004 was due mainly to the completion of growing projects in our Northwest and Peninsula complexes, and productivity improvements in the rest of our operations.

The increase in 2005 was due mainly to productivity improvements achieved by the Company and the Sanjor acquisition in the second quarter of the year.

The increase in 2006 was due mainly to productivity improvements, offset by the negative effects of Hurricane Lane on our Northwest Complex during the second half of the year, and a reduction in yield as the Company moves to offering value-added products.

The 8.2% increase in the volume in 2007 was mainly due the business agreements entered into in 2007, domestic grow and productivity efforts.

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

In 2007, our chicken prices increased 8.3% as a result of a stable market conditions and increases in the cost of our main raw materials.

Prices for feed tend to follow trends in prices of feed ingredients, which we discuss below.

In 2003, egg prices increased by 17.5%, mainly due to a reduced supply of this product in the market.

In 2004, egg prices increased by 7.3%, mainly due to an increase in the price of feed ingredients and a moderate supply during the first part of the year in the Mexican market.

In 2005, our egg prices decreased by 15.7% as a result of continued oversupply conditions in the Mexican market due to domestic production.

In 2006, our egg prices increased 3.9% compared to 2005, as a result of a more stable supply.

In 2007 our egg prices increased 18.5% as a result of a strong demand, particularly in the second half of the year.

Bachoco continues to work to improve its sales mix by increasing the mix of packaged product with brand identification with better profit margins.

In 2003, swine prices began to recover, increasing by 7.0%, due mostly to very modest growth in domestic production and imports.

In 2004, our swine price increased by 25.8% as there was only a moderate supply in the Mexican market.

In 2005, our swine prices decreased by 9.0% as imports into Mexico increased.

In 2006, our swine prices declined 11.9% as a result of greater competition from imports and a more fragmented Mexican market.

The same conditions in the swine market that were present in 2006 were also present in 2007, causing a 5.5% decline in our swine prices.

We believe that, among other factors, industry price competition may continue to exert downward pressure on chicken prices, and that prices for chicken, feed, eggs and swine are also likely to remain volatile and subject to cyclical variation. Due to the time needed to complete the chicken growth cycle, chicken producers generally cannot adjust production to respond immediately to cyclical variations, and, accordingly, in times of oversupply, prices may decline due to overproduction.

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

At present, Mexican feed prices tend to parallel U.S. and international prices. In 2003, the percentage of grain purchased from domestic markets was 38%. In 2004, it was approximately 35%, in 2005 it was 30%, in 2006 it was 31.3% and in 2007 it was approximately 36.4%.

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

During the second part of 2006, and through 2007, international corn prices increased significantly as a result of lower inventories and increases in alternative uses of corn, such as ethanol production.

International grain prices also increased dramatically in 2007 reaching historically high prices worldwide in that year, due mainly to strong demand and alternative uses for grain such as ethanol production. Soybean meal prices alse increased, particularly in the second half of the year, due to strong demand, and lower inventories worldwide.

In recent years, reductions in tariffs under NAFTA have generally resulted in reductions of our costs of importing feed ingredients. Restriction on importing grain under NAFTA, began to phase out in the beginning of 2008.

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

•
In July 2004, we reached an agreement for renting the facilities of UPAVAT and UPATEC, a small producer of table eggs in the state of Puebla, south of México City, with an annual capacity of about 0.7 million of lying hens.

•
In November 2004, the Company acquired all the shares of Secba, S.A. de C.V., from a related party for Ps.15.0 million. As of the date of the acquisition, the figures of Secba, S.A. de C.V. have been consolidated with the Company’s figures. The excess of the purchase price paid over the book value of this investment amounted to Ps. 0.3 million, and was recognized in other income.

•
In June 2005, the Company acquired certain assets of Sanjor, a private poultry company located in the Yucatán Peninsula, with production of approximately 300 thousand chickens per week and 100 thousand table egg laying hens, which allow us to reinforce our leadership in this region of the country.

•
In December 2006, the Company started operations at a new complex in the state of Sonora by acquiring the farms from and leasing the processing plant and feed mill of “Del Mezquital Alimentos” in accordance with our strategic plans.

•
In February 2007, the Company reached a business agreement with “Grupo Libra” a company located in northeast México. The agreement establishes a lease for the use of their facilities, which included breeders and chicken farms with a capacity of approximately 3.0 million chickens per cycle, along with a slaughter plant, and a processing center. In addition, Bachoco acquired all of Grupo Libra’s working capital and brands.

•
In December 2007, we reached an agreement with “Grupo Agra”, a table eggs producer company located in the states of Nuevo Leon and Coahuila in Northeast Mexico. The agreement provides for leasing of their facilities, which include laying hens farms with a capacity of approximately 1.0 million hens, a processing table eggs plant, distribution centers and the Agra brands. In addition, we acquired all their working capital.

Summary of Results of Operations

The following table sets forth selected components of our results of operations as a percentage of net revenues for each of the periods indicated:

	Year Ended December 31,
	2005	2006	2007
	(percentage of net revenues)
Net revenues	100.0%	100.0%	100.0%
Cost of sales	(71.9)	(77.5)	(79.5)
Gross profit	28.1	22.5	20.5
Selling, general and administrative expenses	(12.8)	(13.3)	(12.3)
Operating income	15.2	9.2	8.2
Comprehensive financing (cost) income	(0.5)	0.4	0.1
Income tax and asset tax	(2.4)	(3.9)	(1.7)
Net income	12.2	5.8	7.0

The following table sets forth, for each of the periods indicated, our net revenues of chicken, feed, eggs, swine and other products as a percentage of total net revenues in each period:

	Year Ended December 31,
	2005	2006	2007
	(percentage of net revenues)
Chicken	80.1%	77.6%	77.6%
Feed	7.2%	9.0%	8.0%
Eggs	8.7%	9.2%	9.6%
Swine and Others	4.0%	4.2%	4.8%
Total	100.0%	100.0%	100.0%

Results of Operations for the Years Ended December 31, 2006 and 2007

General

In 2007, the Mexican economy showed signs of stability: GDP grew by 3.3%, the annual inflation rate was 3.8% and the peso-dollar exchange rates was reasonably stable with a dollar-peso depreciation rate of 1.1% at the end of the year, as compared to the end of 2006.

According to the UNA, the production volume of the Mexican chicken industry grew by approximately 3.5% in 2007. Consumer preference for healthier products, income increases per capita, and chicken as a low-cost protein alternative to other meat sources have all had a favorable effect on per capita poultry consumption in the country.

With respect to the egg industry, domestic production decreased by almost 5.3%, which contributed to a better balanced supply in the market particulary in the second half of the year.

We were able to increase our sales in all our main product lines. We sold our entire production and achieved an operating margin of 8.2%, which is lower than the 9.2% reached in 2006.

Net revenues

Net sales during 2007 were Ps. 18,219.6 million, 17.2% higher than the Ps. 15,551.0 million reported in 2006. This was due to an increase in sales in all of our business lines.

Chicken sales grew by 17.3% as compared to the sales in 2006. The increase was due to an 8.3% price increase, as a result of a balance between supply and demand in the chicken market for most of the year. Chicken volume grew by 8.2%, due to increases in capacity driven by the business agreements with the “Del Mezquital” and “Libra” companies, as detailed previously.

Table egg sales grew by 22.2% in 2007 as compared to sales in 2006, due to an 18.5% price increase, while volume grew by 3.1%. The sales increase was due to a stable supply in the Mexican table eggs industry, particularly during the second half of the year and more than 50% of our eggs being packaged under our brand name.

In 2007, balanced feed sales grew by 4.2%, while the volume of balanced feed sold decreased by 9.4% in comparison to 2006. Balanced feed price increased by 15.1% with respect to the prior year, driven by increases in the costs of raw materials.

We increased our pork sales by 24.3% in 2007, due to a 31.5% increase in volume sold while the price fell by 5.5% in comparison with 2006. This price drop was caused by a greater supply of these products in the Mexican market.

We recognized Ps.10.9 million in our 2007 revenue as a result of fair valuing part of the Company’s inventories, see Note 2-h, and 5-b in our audited financial statements.

Cost of sales

The consolidated cost of sales was Ps. 14,477.9 million, an increase of 20.1% with respect to the prior year, as a result of increases in the prices of raw materials, particularly grains, which are one of our main raw materials.

Gross profit

As a percentage of net sales, gross profit was 20.5% in 2007, compared to 22.5% reported in 2006. The decline was due primarily to the increase in the cost of sales, resulting of the increase in cost of our main raw materials.

Sales, general and administrative expenses

Operating expenses increased to Ps. 2,245.5 million in 2007, an 8.4% increase over the prior year, primarily as a result of the increase in the volume of sales. These expenses represented 12.3% of the Company’s sales, which was lower than the 13.3% reported in 2006.

Operating income

Consolidated operating income in 2007 was Ps. 1,496.3 million; 4.9% more than the Ps. 1,426.4 million reported in 2006. The operating margin was 8.2% in 2007, lower than the 9.2% reported in 2006.

Comprehensive cost of financing

Comprehensive financing income (cost) represents the net effect of interest expense, interest income, foreign exchange gain (loss) and gain (loss) on net monetary position, which arises from the effect of inflation on the average net balance of monetary assets and liabilities. We had a comprehensive financing income of Ps. 19.1 million primarily due to Ps. 177.3 million of net interest income. This result was lower than the Ps. 61.4 million reported in 2006.

Other income, net

Other income, net represented a net gain of Ps.69.6 million in 2007 as compared to a gain of Ps.18.4 million in 2006. Other income, net in both 2007 and 2006 was attributable mainly to sales of used equipment, income from governmental aid and miscellaneous services. See Note 16 of the Consolidated Financial Statements for more detail.

Income before income tax, asset tax, and minority interested

Income before income tax, asset tax, and minority interest was Ps, 1,585.0 million in 2007, Ps. 78.7 million more than Ps. 1,506.3 reported in 2006. In 2007, taxes recognized by the Company amounted to Ps. 312.7 million, a decrease with respect to the Ps. 599.6 million recognized in 2006, primarily due to a unique charge amount in deferred taxes recognized at the end of 2006, due to the tax rate increase that affected the poultry industry and consequently our Company in fiscal year 2007, see note 15-a of the Consolidated Financial Statements for more detail.

Net income

Net income was Ps. 1,272.2 million in 2007, 40.2% higher than the Ps. 907.1 million reported in 2006. Earnings per share of Ps. 2.12 (US$ 2.33 per ADR), compared to Ps.1.51 (US$ 1.66 per ADR) reported in 2006.

Results of Operations for the Years Ended December 31, 2005 and 2006

General

In 2006, the Mexican economy showed signs of stability: GDP grew by 4.8%, an annual inflation was 4.1% and the peso-dollar exchange rates was reasonably stable with a final depreciation of 1.6% of the peso against the dollar at the end of the year, as compared to 2005.

According to the UNA, the production volume of the Mexican chicken industry grew approximately 3.7% in 2006. Consumer preference for healthier products, income increases per capita, and chicken as a low-cost protein alternative to other meat sources, have all had a favorable effect on per capita poultry consumption in the country.

With respect to the egg industry, domestic production increased by almost 1.3%, which contributed to the excess supply in the market during the year.

We were able to increase our sales volume in all our main product lines. We sold our entire production and achieved an operating margin of 9.2%.

Net revenues

Consolidated net revenues during 2006 amounted to Ps.15.6 billion, compared to $15.6 billion reported in 2005, a 0.4% decrease. This was mostly due to a decrease in the sales of chicken, our main product line.

Our chicken sales decreased by 3.5% due to a decrease in price of 3.6%, while volume increased smoothly by 0.1%, mainly as a result of an increase in supply in the chicken market as compared to the previous year.

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

We recognized Ps.10.9 million in our 2006 revenue as a result of fair valuing part of the Company’s inventories, see Note 2-h and 5-b in our audited financial statements.

Cost of sales

The consolidated cost of sales in 2006 was Ps.12.1 billion, representing an increase over 2005 of Ps.0.82 billion, or 7.3%, as a result of higher costs in raw materials, particularly during the second half of the year.

Gross profit

Bachoco’s gross profit reached Ps.3.5 billion during 2006, a decrease of 20.2% compared with the previous year. Gross profit, as a percentage of net sales, was 22.5%, compared to 28.1% reached in 2005. The decline was mostly due to cost increase and a decrease in sales.

Sales, general and administrative expenses

Sales and administrative expenses in 2006 amounted to Ps.2.1 billion. This represents an increase of only 3.3% over 2005 and is mainly attributable to sales expenses due mainly to delivering product to more points of sales.

Operating income

Consolidated operating income in 2006 totaled Ps.1.4 billion, a decrease of 40% over the previous year’s results, largely due to a lower gross profit and higher operating expenses. The operating margin for the year was 9.2% compared to 15.2% in 2005.

Comprehensive cost of financing

Comprehensive financing income (cost) represents the net effect of interest expense, interest income, foreign exchange gain (loss) and gain (loss) on net monetary position, which arises from the effect of inflation on the average net balance of monetary assets and liabilities. Comprehensive financing cost had a positive impact (gain) of Ps.61.4 million in 2006, compared with a cost of Ps. 74.0 million in 2005.

This change was due mainly to a net gain in foreign exchange of Ps. 40.8 million due to a more efficiency in buying U.S. dollars needed for our normal operations and larger net interest income due to higher level of cash, partially offset by a higher loss on net monetary positions, since the inflation rate was higher in 2006.

Other income, net

Other income, net represented a net gain of Ps.18.4 million in 2006 as compared to a net expense of Ps.26.0 million in 2005. Other income, net in both 2006 and 2005 was attributable mainly to sales of used equipment, income from government supports and miscellaneous services. This variation was mainly due to better results of used equipment less amount of obsolete inventories, and larger government supports.

Income before provision for income tax, asset tax, employee profit sharing

Income before provision for income tax, asset tax, employee profit sharing and cumulative effect of accounting change decreased in 2006, from Ps.2, 278.2 million to Ps.1,506.3 million, due primarily to a decrease in operating income.

Net income

Net income for 2006 decreased to Ps.907.1 million compared to Ps.1, 910.3 million reached in 2005. This result includes a Ps.336.4 million decrease due to deferred taxes as a result of rate changes in the taxation of the Mexican agricultural and livestock sector, in place as of 2007. This change had no effect on the Company’s cash flow.

Income Tax, Asset Tax and Employee Profit Sharing, Year 2007

For a more detailed discussion on this topic, please see Note 15 to our Consolidated Financial Statements. We and each of our subsidiaries file individual tax returns and may be subject to different tax regimes.

In December 2004, a reduction in the 33% general income tax rate was approved, so that the rate was 30% in 2005, 29% in 2006 and 28% in 2007 and succeeding years.

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

In 2006 changes were made to Mexican Law that will increase the tax rate from 16% to 19% for 2007. This charge resulted in a debit of Ps.336.4 millions to income, reflected in deferred taxes.

As a result, the income tax rate under the New Simplified Regime was 19% in 2007.

In addition to income tax, we, along with our subsidiaries, are also subject to an alternative minimum tax known as “asset tax,” which is assessed on the average value of most assets, net of certain liabilities. The general asset tax rate was 1.25% in 2007, (1.8% in year 2006); BSACV is subject to a 0.848% rate pursuant to the New Simplified Regime (unchanged from the Simplified Regime). We benefit from special rules that exclude a number of assets from the asset tax and from tax incentives in connection with certain of our investments. We (together with our subsidiaries) are subject to asset tax if the amount of asset tax exceeds the computed income tax liability. Asset tax can be credited against income tax in subsequent years (up to ten years). The asset tax in 2005, 2006 and 2007 amounted to Ps.21.4 million, Ps.28.3 million and Ps.27.2 million, respectively. In each of the three years we credited against these amounts the income tax paid.

As of December 31, 2007, we had Ps.6.4 million in asset tax credits. See Note 15-b to the Consolidated Financial Statements for more detail.

During 2007, a new tax reform was enacted and it abolished the asset tax effective in 2008 as discussed below.

In 2007, we recognized a total income tax and asset tax charge of Ps.312.7 million, (an effective income tax rate of 19.80%), compared to a total income and asset tax charge of Ps.599.1 million in 2006 and Ps.367.8 million in 2005. This amount was lower than the amount recognized in 2006 due to the recognition of deferred taxes in 2006 as a result of the tax rate increase on the Mexican poultry industry for 2007. (See Note 15-a to the Consolidated Financial Statements).

Neither Industrias Bachoco, S.A.B. de C.V. nor Bachoco, S.A. de C.V. have employees, but each of our other subsidiaries is required under Mexican law to pay employees, in addition to their compensation and benefits, profit sharing in an aggregate amount equal to 10% of such subsidiary’s taxable income subject to certain adjustments. According to the interpretation of Mexican FRS 4, employee profit sharing must be presented in the statements of income as an ordinary expense. Thus, effective 2007, we classified employee profit-sharing included it in the “other ordinary expenses” section of the income statement (in prior years it was disclosed as a single caption before net income). (See Notes 16 and 2-x to the Consolidated Financial Statements).

Flat-Rate Business Tax (FRBT or IETU in Spanish).

The Flat-Rate Business Tax (FRBT or IETU in Spanish) Law was published in the Official Gazette on October 1, 2007. This Law came into effect as of January 1, 2008 and abolished the Asset Tax Law.

The current-year FRBT is computed by applying the 17.5% rate to income determined on the basis of cash flows (as defined), net of authorized credits. The rate for 2008 is 16.5% and for 2009 is 17.0%.

FRBT credits derive principally from the unamortized negative FRBT base and salary credits and social security contributions, as well as credits derived from the deduction of certain investments, such as inventories and fixed assets, during the transition period, which began starting on the date on which the FRBT came into force.

FRBT shall be payable only to the extent it exceeds income tax for the same period. Should a negative FRBT base be determined because deductions exceed taxable income, there will be no FRBT payable. The amount of the negative base multiplied by the FRBT rate results in a FRBT credit, which may be applied against income tax for the same year or, if applicable, against FRBT payable in the next ten years.

Based on tax result projections, we consider that our Company will be subject to the payment of income tax in the following years. (See Note 15-c to our Consolidated Financial Statements).

Liquidity and Capital Resources

Our working capital (current assets less current liabilities) increased year over year from Ps.5.7 billion on December 31, 2006 to Ps.6.5 billion on December 31, 2007. We believe that our working capital is sufficient for our present requirements. The ratio of current assets to current liabilities on December 31, 2007 was 5.4. Cash and cash equivalents were Ps.3.0 billion on December 31, 2007, representing a decrease of Ps.544.0 million from the previous year primarily due to increases in the working capital required by our operations and an increase in our level of capital expenditures.

Inventories were Ps.3.3 billion as of December 31, 2007, representing an increase of Ps.1.1 billion from the previous year, due mainly to larger inventories and higher cost of raw materials.

Total debt, including the current portion of long term debt, equaled Ps.109.6 million as of December 31, 2007, an increase of Ps. 64.14 million from December 31, 2006.

Stockholders’ equity increased to Ps.15.1 billion on December 31, 2007 from Ps.14.1 billion on December 31, 2006.

Long term debt on December 31, 2006 represented 0.3% of our capitalization, without change as compared to 0.3% on December 31, 2006.

In 2007, capital investments amounted to Ps.991.7 million, all of which were financed from resources generated from our own operations. These capital investments were used mainly to finance productivity projects, production growing capabilities and infrastructure maintenance to keep facilities in good operating conditions.

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

Our major categories of indebtedness included the following:

•	As of December 31, 2007, we have Ps. 40.0 million in notes payable to banks.

•	Long term debt to banks, as of December 31, 2007, was Ps.50.8 million outstanding (excluding current portion). The weighted average interest rate on long term debt was 7.892%.

The following table summarizes certain contractual liabilities as of December 31, 2007. The table does not include short term debt, accounts payable or pension liabilities.

	Payments Due by Period (millions of constant pesos as of December 31, 2007)

Contractual Obligations	Total		2008		2009		2010		2011		2012
Long-term debt	Ps.	50.8		0.0		19.8		19.8	Ps.	7.5	Ps.	3.7
Operating leases		310.9	Ps.	70.0	Ps.	62.7	Ps.	56.7		55.1		54.4
Total	Ps.	361.7	Ps.	70.0	Ps.	82.5	Ps.	76.5	Ps.	62.6	Ps.	58.1

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E of Form 20-F.

Reconciliation to U.S. GAAP

The principal differences between Mexican FRS and U.S. GAAP, as they relate to us, concern (i) net cost of labor obligations (ii) capitalization of financing costs, (iii) biological assets and agricultural products valuation at fair value, and (iv) treatment of minority interest. Each of these differences also affects our balance sheet.

Our consolidated net income under U.S. GAAP was Ps.1, 893.3 million in 2005, Ps.895.5 million in 2006 and Ps.1, 261.8 million in 2007, compared to Ps.1, 910.3 million, Ps.907.1 million and Ps.1,272.2 million, respectively, under Mexican FRS. For further explanation, please see Note 19 to the Consolidated Financial Statements.

Bachoco has applied Statement of Financial Accounting Standards (SFAS) No.109, Accounting for Income Taxes, for all periods presented. In the Company’s case the application of the rule did not generate a reconciling difference in 2005, 2006 and 2007, therefore, there is no difference between Mexican FRS and US GAAP in those years.

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

Estimated Useful Lives of Property, Plant and Equipment

We estimate the useful lives of our property, plant and equipment in order to determine the amount of depreciation expense to be recorded in each period. The current estimates of useful lives are based on estimates made by an independent appraiser in 1996. Those estimates have been adjusted when applicable, based on historical experience with similar assets that we own. Accumulated depreciation expense for property, plant and equipment in 2007 amounted to Ps. 6,702.7 million. As applied to our 2007 financial results, the depreciation was Ps.571.4 million, or 3.1% of our net revenues. For further explanation, see Notes 2-i and 6 to the Consolidated Financial Statements.

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

Inventory Valuation

Since January 1, 2003, for Mexican FRS purposes, our inventories are valued using market prices. According to Bulletin E-1, biological assets and agricultural products (the latter at the time of their harvesting) are to be valued at their fair value, net of estimated costs at point of sale. Also, the Bulletin establishes that, whenever the fair value cannot be determined in a reliable, verifiable and objective manner, the assets are to be valued at their production cost, net of accumulated impairment.

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

Processed chicken, turkey, beef and commercial eggs are valued at their fair value net of costs at point of sale, considering the sales price per kilogram of processed chicken and commercial eggs at the time such items are considered agricultural products; from this date, the valuation is considered to be cost up to the time of sale, not in excess of net realizable value.

For more details, see “Inventories and biological assets” in Note 2-h and 5 of the Consolidated Financial Statements.

Allowance for Doubtful Accounts

We periodically and systematically review the aging and collection of our accounts receivable. We consider that such accounts are those which are more than 60 days overdue or in litigation. See Note 2-g to our Consolidated Financial Statements.

Pension Plan

We have a retirement plan in which all non-union workers participate. Pension benefits are based on the salary of workers in their final three years of service, the number of years worked and their age at retirement. See note 2-m in our Consolidated Financial Statements.

This plan includes:

- Defined contribution plan: This fund consists of employee and Company contributions. The employee contribution percentage ranges from 1% to 5%. The Company contribution ranges from 1% to 2% in the case of employees with less than 10 years’ seniority, and the same contribution percentage as the employee (5%) when the employee has more than 10 years’ seniority.

- Defined benefit plan: This fund consists solely of Company contributions and covers the Company's labor obligations with each employee. Seniority premiums and severance payments are paid to workers as required by Mexican labor law. We recognize the liability for pension benefits, seniority premiums and termination benefits (severance payments), based on independent actuarial computations using the projected unit-credit method and financial assumptions net of inflation.

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

The following table identifies our directors, alternate directors, Honorary Chairman of the board and Secretary of the board as of June 2008, their positions and their years of service:

Name	Position	Years as a Member of the Board of Director
Enrique Robinson Bours Almada	Honorary Chairman of the board	54
Mario Javier Robinson Bours Almada	Life Honorary Shareholder Director	54
Francisco Javier R. Bours Castelo	Chairman of the Board and Proprietary Shareholder Director	26
Eduardo Rojas Crespo	Secretary of the Board	Since April, 2008
Jose Gerardo Robinson Bours Castelo	Proprietary Shareholder Director	Since April, 2008
Juan Bautista Salvador Robinson Bours	Proprietary Shareholder Director	54
Arturo Bours Griffith	Proprietary Shareholder Director	14
Jesús Enrique Robinson Bours Muñoz	Proprietary Shareholder Director	14
Ricardo Aguirre Borboa	Proprietary Shareholder Director	14
Octavio Robinson Bours Griffith	Proprietary Shareholder Director	11
Jesús Rodolfo Robinson Bours Muñoz	Proprietary Shareholder Director	6
José Eduardo Robinson Bours Castelo	Alternate Director	14
Juan Salvador Robinson Bours Martínez	Alternate Director	14
José Francisco Robinson Bours Griffith	Alternate Director	14
Guillermo Pineda Cruz	Alternate Director	14
Avelino Fernández Salido	Independent Director	5
Humberto Schwarzbeck Noriega	Independent Director	5

•	Enrique Robinson Bours Almada, Mario Javier Robinson Bours Almada and Juan Bautista Salvador Robinson Bours are brothers.

•	Francisco Javier R. Bours Castelo, José Gerardo Robinson Bours Castelo and José Eduardo Robinson Bours Castelo are sons of Mario Javier Robinson Bours.

•
Arturo Bours Griffith, José Francisco Bours Griffith and Octavio Robinson Bours are nephews of Enrique Robinson Bours Almada, Mario Javier Robinson Bours Almada and Juan Bautista Salvador Robinson Bours.

•	Jesús Enrique Robinson Bours Muñoz and Jesús Rodolfo Robinson Bours Muñoz are sons of Enrique Robinson Bours Almada.

•	Juan Salvador Robinson Bours Martínez is the son of Juan Bautista Salvador Robinson Bours.

•	Guillermo Pineda Cruz is the son-in-law of Enrique Robinson Bours Almada, and Ricardo Aguirre Borboa is the son-in-law of Juan Bautista Salvador Robinson Bours.

Our bylaws provide for the creation of an executive committee of the Board of Directors, which may exercise certain of the board’s powers in full, subject to certain limitations.

In April 2002, we announced the retirement of Mr. Enrique Robinson Bours Almada, Chairman of the board and co-founder of the Company. Mr. Bours led the Company for 50 years. The board named as his successor Mr. Javier Robinson Bours Castelo, Mr. Enrique Robinson Bours’s nephew. Mr. Bours Castelo has been at Bachoco for 26 years as a member of the board and served as Vice-Chairman for nine years. Mr. Bours Castelo was named Chairman of the board in 2002.

During the Annual Shareholder meeting on April 23, 2008 the Company announced the retirement of Mr. Mario Javier Robinson Bours Almada as a member of the Board of Directors and he was named as a Life Honorary Propriety Shareholder Director. Also during this meeting Mr. José Gerardo Robinson Bours Castelo was named as a Proprietary Shareholder Director in the place of Mr. Mario Javier Robinson Bours Almada.

In order to fully comply with current Mexican Corporate and Securities Market Laws as well as other recent regulatory amendments in the various markets in which Bachoco’s Shares are traded, we appointed a new Board of Directors at our ordinary stockholders’ meeting held on April 30, 2003. We ratified our Board of Directors at our stockholders’ meeting held on April 23, 2008.

Our board, as of June 2008, is composed of the following members:

Proprietary Shareholder Directors:
Francisco Javier R. Bours Castelo
Jose Gerardo Robinson Bours Castelo
Juan Bautista S. Robinson Bours Almada
Jesús Enrique Robinson Bours Muñoz
Jesús Rodolfo Robinson Bours Muñoz
Arturo Bours Griffith
Octavio Robinson Bours Griffith
Ricardo Aguirre Borboa

Alternate Directors:
José Eduardo Robinson Bours Castelo
Juan Salvador Robinson Bours Martínez
José Francisco Robinson Bours Griffith
Guillermo Pineda Cruz

Independent Directors:
Avelino Fernández Salido
Humberto Schwarzbeck Noriega

Life Honorary Chairman of the Board:
Enrique Robinson Bours Almada

Life Honorary Shareholder Director:
Mario Javier Robinson Bours Almada

Francisco Javier R. Bours Castelo, Chairman of the Board of Directors, has been a member of the board for 26 years, and has been Chairman since April 2002. Before that, he was Vice-Chairman for several years. Mr. Bours holds a degree in Civil Engineering from the Instituto Tecnológico y de Estudios Superiores Monterrey (ITESM). He currently serves as Chairman of the boards of directors of the following companies: Grupo Megacable, S.A. de C.V., Congeladora Hortícola, S.A. de C.V., Inmobiliaria of Trento S.A. de C.V., Acuícola Boca S.A. de C.V., Agriexport S.A. de C.V., Industrias Boca, S.A. de C.V., and Promotora Empresarial del Noroeste, S.A. de C.V.

Jose Gerardo Robinson Bours Castelo, Proprietary Shareholder Director, is member of the board since April, 2008. He previously served as Systems Manager. Mr. Bours, holds a degree in Computer Engineering from the Instituto Tecnológico y de Estudios Superiores Monterrey (ITESUM). He currently serves as member of the following companies: Grupo Megacable, S.A. de C.V., Congeladora Hortícola, S.A. de C.V., Acuícola Boca, S.A. de C.V., Industrias Boca, S.A. de C.V. and Promotora Empresarial del Noroeste, S.A. de C.V. He is also Chairman of Fundación Mexicana para el Desarrollo Rural and Instituto Tecnológico y de Estudios Superiores de Monterrey Campus Obregón.

Juan Bautista S. Robinson Bours Almada, Proprietary Shareholder Director, has been a member of the board for 54 years and is a co-founder of Industrias Bachoco S.A.B. de C.V.

Jesús Enrique Robinson Bours Muñoz, Proprietary Shareholder Director, has been a member of the board for 14 years, having previously served as Production Director and Divisional Manager. Mr. Robinson Bours holds a degree in Engineering from the University of Arizona. He is also a member of the Board of Directors of San Luis Corporación S.A. de C.V., and Megacable S.A. de C.V.

Jesús Rodolfo Robinson Bours Muñoz, Proprietary Shareholder Director, has been a member of the board for 6 years. Mr. Robinson Bours previously served in the Company as Production Manager in the Northwest and Bajio divisions, Commercial Manager in Northwest Division and Purchasing Manager at the Bajio Division. Mr. Robinson Bours holds a degree in Agricultural Engineering from the University of Arizona. He has business experience in agriculture and raising livestock with Agrícola Monte Cristo S.A. de C.V., Agrícola Río Yaqui S.P.R. de R.L., Agrícola Nacapul S.P.R. de R.L. and Ganadera Cocoreña S.P.R. de R.L.

Arturo Bours Griffith, Proprietary Shareholder Director, has been a member of the board for 14 years. Mr. Bours Griffith completed professional studies at the University of Arizona. He is also Chairman of the board of Qualyplast, S.A. de C.V., and a member of the board of Megacable, S.A. de C.V., Promotora Empresarial del Noroeste, S.A. de C.V., and Taxis Aereos del Noroeste, S.A. de C.V.

Octavio Robinson Bours Griffith, Proprietary Shareholder Director, has been a member of the board for 11 years. Mr. Robinson Bours holds a degree in Agricultural Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM). He has experience in producing swine, and is also a member of the board of Choya, S.A. de C.V., and Granos Santa Fe, S.A. de C.V.

Ricardo Aguirre Borboa, Proprietary Shareholder Director, was also an Independent Director until April 2007. Mr. Aguirre has been a member of the board for 14 years. He is also a member of the Board of Directors of the newspaper El Debate and he holds a degree in Agricultural Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM). He has experience in agriculture and pork production. Mr. Aguirre Borboa is also member of the board of Gasolinera Servicios del Valle del Fuerte S.A. de C.V., Periódico el Debate de los Mochis, and Tepeyac Produce, Inc.

José Eduardo Robinson Bours Castelo, Alternate Director, has been a member of the board for 14 years. Mr. Robinson Bours holds a degree in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM). He was previously Commercial Director of Industrias Bachoco, a Senator of the Mexican Congress and is currently governor of the state of Sonora.

Juan Salvador Robinson Bours Martínez, Alternate Director, has been a member of the board for 14 years, and has served Bachoco as Purchasing Manager. Mr. Robinson Bours holds a degree in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM). His other appointments include Chairman of the board and CEO of Llantas y Accesorios, S.A. de C.V.

José Francisco Robinson Bours Griffith, Alternate Director, has been a member of the board for 14 years. He holds a degree in Civil Engineering from the Universidad Autónoma de Guadalajara. Mr. Robinson Bours has worked at Bachoco as Engineering Manager, and is currently dedicated to agricultural operations.

Guillermo Pineda Cruz, Alternate Director, has been a member of the board for 14 years. He is also a member of the Board of Directors of Banamex and was a regional member of the Board of Directors of Grupo Financiero Serfín, Inverlat and Inverméxico. Mr. Pineda holds a degree in Civil Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM) and a master’s degree in Business Administration from the Instituto Tecnológico. y de Estudios Superiores de Sonora (ITSON). He co-founded Edificadora Pi-Bo, S.A. de C.V. in 1983 and is its President and CEO.

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

Executive Officers

Our executive officers as of December 31, 2007 are set forth in the table below:

Name	Position	Age
Cristóbal Mondragón Fragoso	Chief Executive Officer	62
Daniel Salazar Ferrer	Chief Financial Officer	43
David Gastélum Cazares	Director of Sales	56
José Luis López Lepe	Director of Personnel	62
Rodolfo Ramos Arvizu	Technical Director	50
Ernesto Salmón Castelo	Director of Operations	45
Andres Morales Astiazaran	Director of Marketing and Value-added Products	39

Cristóbal Mondragón Fragoso, Chief Executive Officer, joined us in 1982 and assumed his current position in 2001. Previously, Mr. Mondragón served as Administration Manager, as Manager of Corporate Finance and as Chief Financial Officer. Before joining us, Mr. Mondragón worked as an accountant for three years. Later he joined La Hacienda, S.A. de C.V., where he held the positions of Auditor, Accountant, Head of Processing Systems, Audit Manager, Administration Manager and Comptroller. Mr. Mondragón holds an Accounting degree from Universidad Nacional Autónoma de México (UNAM).

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

Andrés Morales Astiazaran, Director of Marketing and Value-added Products since July 2006. Before joining us, Mr. Morales worked during 4 years as Sales and Marketing Vice President in Smithfield Foods a U.S. Company with offices in Sonora, Mexico. Previously Mr. Morales worked for Bachoco as Marketing Manager, Manager of the Northeast division and then as National Manager of Bachoco. Mr. Morales holds an accounting degree from Instituto Tecnológico de Monterrey (ITESM) and marketing courses by the universities of Northwestern University (Kellog), University of Chicago, ITESM and the IPADE (D1).

Statutory Auditor

According with the Mexican market security law, the Statutory Auditor is not required for public companies since June 2006. The activities of the Statutory Auditor will be performed by the Audit Committee.

Audit Committee

In January 2001, the Mexican Commission of Business Leaders (Consejo Coordinador Empresarial), with the support of the Comisión Nacional Bancaria y de Valores (Mexican Banking and Securities Commission, or “CNBV”), issued a Código de Mejores Prácticas Corporativas (“Code of Best Practices”) for publicly traded Mexican companies, recommending certain actions with respect to various areas of corporate governance. Subsequently, the Securities Market Law was amended, effective June 2006, to require that all publicly traded Mexican companies have an audit committee.

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

(e)
Receive observations formulated by shareholders, Board members, relevant officers, employees and, in general, any third party with regard to the matters under the Audit Committee duties, as well as carry out the actions that, in its judgment, may be appropriate in connection with such observations;

(f)
Inform the Board of Directors of any material irregularities detected as a result of the performance of its duties and, as applicable, inform the Board of Directors of the corrective actions taken, or otherwise propose the actions that should be taken;

(g)	Call Shareholders Meetings and cause the items it deems pertinent to be inserted into the agendas of such Shareholders’ Meetings, and

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

There were changes in the audit committee during the ordinary stockholder’s meeting held on April 25, 2007; Mr. Francisco Javier R. Bours Castelo is no longer a member of the audit committee and the audit committee is now comprised of the following members:

Avelino Fernández Salido (President)
Humberto Schwarzbeck Noriega
Ricardo Aguirre Borboa

Mr. Ricardo Aguirre Borboa represents the controlling shareholders and has no voting rights in the audit committee.

Compensation of Directors and Officers

For the year ended December 31, 2007, we paid approximately Ps.33.4 million in aggregate compensation to our directors and executive officers, for services they rendered in their respective capacities.

Board Practices

In 2001, we began to review our board practices to bring them into compliance with the recent requirements for companies listed on the Mexican Stock Exchange. As a result of this review, we have changed the composition of our board and appointed an audit committee. See “Directors” and “Audit Committee.”

Employees

As of December 31, 2005, 2006 and 2007, we had approximately 20,432, 21,035 and 23,088 employees, respectively.

In 2007, approximately 62.4% of our employees were members of labor unions. Labor relations with our employees are governed by 59 separate collective labor agreements, each relating to a different group of employees and negotiated on behalf of each such group by a different labor union. As is typical in México, wages are renegotiated every year while other terms and conditions of employment are renegotiated every two years. We seek to attract dependable and responsible employees to train at each of our plants and facilities. We offer our employees attractive salary and benefit packages, including a pension and savings plan.

We believe that we have good relations with our employees. We have not experienced significant work stoppages as a result of labor problems.

Share Ownership

To the best of our knowledge, no individual director or managers holds share ownership of more than one percent of our Shares. At this time, we have not developed a share options plan for our employees.

Comparison of our Corporate Governance Rules and the Rules of the NYSE Applicable to U.S. Registered Companies

On November 4, 2003, the SEC approved the final corporate governance rules of the NYSE. According to such rules, foreign private issuers are subject to a more limited set of requirements regarding corporate governance than those imposed on U.S. domestic issuers. As a foreign private issuer, we must comply with four rules imposed by the NYSE:

•	prior to July 31, 2005, we must comply with the requirements set forth by the SEC concerning audit committees;

•	we must submit an annual Written Affirmation to the NYSE and an Interim Written Annual Affirmation each time a change occurs in the Board of Directors or the Audit Committee.

•	our CEO must promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with any of the applicable NYSE corporate governance rules; and

•	we must provide a brief description disclosing any significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

A brief description disclosing the significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards is available in our webpage http://www.bachoco.com.mx/?p=94

ITEM 7.	Major Stockholders and Related Party Transactions

Before September 2006, our Common Stock consisted of 450,000,000 Series B Shares and 150,000,000 Series L Shares. Holders of Series B Shares were entitled to one vote at any general meeting of our stockholders for each Series B Share held. Holders of Series L Shares were entitled to one vote for each Series L Share held, but only with respect to certain matters. We had UBL Units consisting of one Series B Share and one Series L Share and B Units consisting in two Series B Shares.

During the extraordinary meeting hold on April 26, 2006 Shareholders approved the Company’s plan to convert the Series L Shares into Series B Shares, with full voting rights, as well as the dissolution of UBL and UBB Units into their components Shares.

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

In April 1995, the Robinson Bours Stockholders created the Control Trust to hold certain Units owned by members of the Robinson Bours family. The Robinson Bours Stockholders, through the Control Trust and a separate trust established in connection with our 1997 initial public offering (the “Family Trust”),

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
(3)   Percentage is based on 600,000,000 Shares.

As of December 31, 2006 the Control Trust and the Family Trust owned 496,500,000 Shares outstanding, (82.75%), all Series B Shares.

Apart from the ownership set forth above, at the end of April 2008, Fidelity Low Priced Stock Fund and Fidelity Management & Research Co. each own 5.03% of our Common Stock, representing a total of 2,515,000 and 2,515,200 shares respectively.

In November 1998, in accordance with rules established by the CNBV, we established a reserve in the amount of Ps.180.0 million in nominal pesos, for the repurchase of Shares. At the end of 2007, the Company had repurchased zero Shares.

During our stockholders’ meeting of April 23, 2008, we capped the share repurchase program for 2008 to a maximum amount of Ps.313.6 million. As of May 20, 2008, we had repurchased zero Shares.

The following table sets the percentages of the Shares held in México and other Countries as of December 31, 2007.

Year	Percentage

México	85.0%
Other Countries	15.0%

From the 100% of the total Shares of the Company we accounted for approximately 48 shareholders in the NYSE and 58 in the BMV.

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

We have engaged in a variety of transactions with entities owned by members of the Robinson Bours family, all of which we believe were consistent with this policy and not material to our business and results of operations. All of these transactions are described below. See Note 4 to the Consolidated Financial Statements. We expect to engage in similar transactions in the future.

We regularly purchase vehicles and related equipment from distributors owned by various members of the Robinson Bours family. The total amount spent on such purchases was Ps.58.6 million, Ps. 63.5 million and Ps.95.8 million for the years ended December 31, 2005, 2006 and 2007, respectively. The distribution of vehicles and related equipment is a highly competitive aspect of business in the areas in which we operate. We are not dependent on affiliated distributors and are able to ensure that the pricing and service we obtain from affiliated distributors are competitive with those available from other suppliers.

The Robinson Bours Stockholders own Taxis Aéreos del Noroeste, S.A. de C.V. (“TAN”), an air transport company that provides transportation for members of the Board of Directors to and from meetings at our headquarters in Celaya. We paid TAN Ps. 4.7 million, Ps.4.2 million and Ps.3.2 million for the years ended December 31, 2005, 2006 and 2007, respectively, for such transportation.

We purchased feed and packaging materials from enterprises owned by the family of Enrique Robinson Bours and the family of Juan Bautista Robinson Bours. The cost of such purchases was Ps.194.1 million, Ps.251.9.0 million and Ps.192.8 million for the years ended December 31, 2005, 2006 and 2007, respectively.

Our accounts payable to related parties totaled Ps.12.7 million and Ps.26.8 million as of ended December 31, 2006 and 2007, respectively. These transactions took place among companies owned by the same set of stockholders. See Note 4 to the Consolidated Financial Statements.

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

The Consolidated Financial Statements have been prepared in accordance with Mexican FRS, which differ in certain respects from U.S. GAAP. Note 19 to the Consolidated Financial Statements provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of total stockholders’ equity, operating income and net income, a consolidated statement of changes in stockholders’ equity and a condensed cash flow statement under U.S. GAAP as of December 31, 2006 and 2007, and for the years ended December 31, 2005, 2006 and 2007.

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

We declared and paid dividends in nominal pesos of Ps.239.1 million in 2005, Ps.353.9 million in 2006 and Ps.353.9 million in 2007.

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

Mexican law requires that 5% of our net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of our capital stock. Mexican corporations may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund. The level of earnings available for the payment of dividends is determined under Mexican FRS.

Significant Changes in Accounting Practices

New Accounting pronouncements

The most important new accounting pronouncements that came into effect in 2007 are: Mexican FRS B-3, (Statement of Operation), Mexican FRS C-13, (Related Parties), Mexican FRS D-6, (Capitalization of the Comprehensive Cost of Financing), Mexican IFRS 4, (Presentation of Employee Profit Sharing in the Statement of Operation) and Mexican IFRS8, (Effects of the Flate-Rate Business Tax (FRBT)). For more detail see Note 2-x and Note 18 to the Consolidated Financial Statements.

The most important new accounting pronouncements that will come into effect in 2008 are: Mexican FRS B-2, (Statement of Cash Flows), Mexican FRS B-10 (Effects of Inflation), Mexican FRS D-3, (Employees Benefits), Mexican FRS D-4, (Taxes on Profits), Mexican FRS 5, (Accounting Recognition of the Additional Consideration Agreed at the Inception of a Derivative to Adjust the Instrument to its Fair Value), Mexican FRS 6, (Formally Designating a Hedge) and Mexican FRS 7, (Application of Comprehensive Income Item Generated by a Cash Flow Hedge on a Forecasted Purchase of a Non-financial Asset).

We consider that the application of the Mexican FRS 5, Mexican FRS 6 and Mexican FRS 7 will have no material effect on our financial position or results of operations. We will apply Mexican FRS B-10 by ceasing to recognize the effects of inflation in our financial information and we are analyzing the effect of Mexican FRS B-2, FRS D-3 and FRS D-4. For more detail see Note 18 to the Consolidated Financial Statements.

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

On May 1, 2008, there were 7,654 thousands ADSs outstanding, representing 15.3% of the total Shares outstanding, which were held by five holders (including the Depositary Trust Company) with registered addresses in the United States.

The following tables set forth for each year from 2003 to 2007, for each quarter from 2006 and 2007 and for each complete month from December 2007 to May 2008, the high, low and close prices of the Shares on the Mexican Stock as reported by the Mexican Stock Exchange and the high, low and close price of the ADSs on the NYSE as reported by the New York Stock Exchange.

Mexican Stock Exchange
(Nominal pesos per Share)

Year	High	Low	Close
2003	9.65	7.00	9.45
2004	13.35	8.50	13.10
2005	20.70	12.22	17.25
2006	23.70	15.70	23.66
2007	30.96	20.00	28.60

New York Stock Exchange
(U.S.$ per ADS)

Year	High	Low	Close
2003	10.78	7.73	10.45
2004	14.19	8.8	14.19
2005	23.02	12.87	19.50
2006	29.00	16.33	29.00
2007	35.11	24.10	31.81

Mexican Stock Exchange
(Nominal pesos per Share)

Period	High	Low	Close
First Quarter 2006	17.25	15.70	15.95
Second Quarter 2006	19.10	15.85	18.50
Third Quarter 2006	20.00	16.90	20.00
Fourth Quarter 2006	23.66	18.70	23.66
First Quarter 2007	28.00	20.00	25.80
Second Quarter 2007	30.08	25.89	28.60
Third Quarter 2007	30.96	24.00	29.50
Fourth Quarter 2007	29.02	23.00	27.01

New York Stock Exchange
(U.S.$ per ADS)

Period	High	Low	Close
First Quarter 2006	19.58	16.33	17.43
Second Quarter 2006	20.90	17.30	18.29
Third Quarter 2006	22.45	17.97	22.25
Fourth Quarter 2006	29.00	20.65	29.00
First Quarter 2007	30.75	24.10	28.34
Second Quarter 2007	33.55	28.51	32.25
Third Quarter 2007	35.11	27.14	32.06
Fourth Quarter 2007	32.61	26.04	30.77

Mexican Stock Exchange
(Nominal pesos per Share)

Month	High	Low	Close
December 2007	29.02	26.91	28.60
January 2008	30.15	26.35	28.50
February 2008	28.50	22.00	26.00
March 2008	26.33	22.00	25.12
April 2008	25.56	22.11	25.05
May 2008	25.36	23.71	25.36

New York Stock Exchange
(U.S.$ per ADS)

Period	High	Low	Close
December 2007	32.61	30.00	31.81
January 2008	33.34	29.46	30.90
February 2008	29.53	27.39	29.30
March 2008	29.99	28.23	29.12
April 2008	29.25	27.80	29.03
May 2008	29.48	27.56	29.00

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

Some of the changes, among others are:

a)	We had to change our name from “Industrias Bachoco S.A. de C.V.” to “Industrias Bachoco, S.A.B. de C.V.”

b)	Defines more specifically the concept of “Control” or “Controlled”

c)	Defines and assigns specific duties to the General Director or CEO.

d)	Defines more precisely and widely the duties of the Board of Directors.

e)	Assign more ample responsibilities to the audit committee.

f)	The Statutory Auditor no longer exists for Public Companies, his duties were assumed by the Audit Committee.

ITEM 10.	Additional Information

Memorandum and Articles of Association

Information regarding the memorandum and articles of association was included in the Initial Registration Form F-1, submitted in September 1997. In April 2002, we made changes to our bylaws, which were reported in our annual report for year 2002. In December 2003 and January 2007 we made further changes, the most important are summarized below. An English translation of our bylaws was submitted with our annual report for year 2006 and is incorporated by reference herein and is also available on our web page www.bachoco.com.mx. Aside from these changes, the information contained in the Initial Registration Form F-1 is applicable to this Annual Report.

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

This conversion was effective in September 2006 and included two steps: separating the UBL and UBB Units currently trading on the Mexican Stock Exchange into their component Shares. The Series L Shares were converted into Series B Shares (on a one-to-one basis), thereby created a single share class, the Series B Shares, which represents all of our Common Stock. These Shares are currently trading on the Mexican Stock Market. Each ADS still consists of 12 underlying Shares, but they are all Series B Shares.

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

Registration and Transfer

Series B Shares are evidenced by certificates in registered form, which may have dividend coupons attached. We maintain a registry and, in accordance with Mexican law, we recognize as stockholders only those holders listed in the stock registry. Stockholders may hold their Shares in the form of physical certificates (which, together with notations made in our stock registry, evidence ownership of the Shares) or through book entries with institutions that have accounts with Indeval.

Indeval is the holder of record in respect of Shares held through it. Accounts may be maintained at Indeval by brokerage houses, banks and other entities approved by the CNBV. Ownership of Shares maintained at Indeval is evidenced through Indeval’s records and through lists kept by Indeval participants. See “Description of American Depositary Receipts.”

In accordance with Article 130 of the Ley General de Sociedades Mercantiles (“Mexican Corporations Law”), the Board of Directors must authorize any transfer of stock, or any securities based on such stock, when the number of Shares sought to be transferred in one act or a succession of acts, without limit of time or from one group of interrelated stockholders or stockholders who act in concert, constitutes 10% or more of the voting stock issued by the Company. If the Board of Directors refuses to authorize such a transfer, the Board must designate one or more purchasers of the stock, who must pay the interested party the prevailing price on the Mexican Stock Exchange. The Board must issue its resolution within three months of the date on which it receives the relevant request for authorization and in any case, must consider: (i) the criteria that are in the best interests of the Company, the Company’s operations and the long-term vision of the activities of the Company and its Subsidiaries; (ii) that no shareholder of the Company is excluded, other than the person that intends to acquire control of the financial benefits that may result from the application of the terms of this clause; (iii) that the taking of the Control of the Company is not restricted in an absolute manner; (iv) that the provisions of the Securities Market Law, with respect to acquisition public offerings, are not contravened; and (v) that the exercise of the patrimonial rights of the acquirer are not rendered without effect.

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

Our bylaws provide that the Board of Directors shall consist of at least five members and no more than twenty one. Our board was reformed during our ordinary shareholders meeting held on April 23, 2007, and now consists of eight proprietary shareholder Directors and two independent Directors. The stockholders also appointed four alternate Shareholders Directors to the Board of Directors.

General stockholders’ meetings may be ordinary or extraordinary meetings. Extraordinary general meetings are meetings called to consider the matters specified in Article 182 of the Mexican Corporations Law and the bylaws, including changes in the fixed portion of the capital stock and other amendments to the bylaws, liquidation, merger, transformation from one type of corporate form to another, change in nationality and changes of corporate purposes.

General meetings called to consider all other matters, including election of the directors, are ordinary meetings. An ordinary general meeting of the Company must be held at least annually during the four months following the end of the preceding fiscal year to consider certain matters specified in Article 181 and 182 of the Mexican Corporations Law, including, principally, the election of directors, the approval of the report of the Board of Directors regarding their company’s performance, the Company’s financial statements for the preceding fiscal year and the allocation of the profits and losses of the preceding year, and to approve the transactions that the Company or the entities that the Company controls intend to carry out, in terms of article 47 of the Securities Market Law, in one fiscal year, when such transactions represent 20% (twenty percent) or more of the consolidated assets of the Company, based on the figures corresponding to the closing of the immediately preceding quarter, independently of the manner in which such transactions are carried out, whether simultaneously or successively, but which due to their characteristics, may be considered as a single transaction. Holders of Shares, may vote at such Meetings.

Before September 2006, any holder of Series L Shares representing 10% or more of the outstanding capital stock had the right to appoint one member and one alternate member of the Board of Directors during a Shareholders’ meeting.

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

According to our bylaws, stockholders with a right to vote may ask to postpone a vote on any matters on which they believe they do not have enough information as defined by Article 199 of the Mexican Corporation Law. Stockholders with a right to vote, including a limited right to vote, and who hold at least 20% of the capital stock, may legally object to the decisions of a general stockholders’ meeting, with respect to matters in which they have rights, without the percentage established under article 201 of the General Law of Business Entities being applicable in such case.

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

The Board of Directors, or its President or Secretary or the judicial authority, as applicable, must issue notices of calls of Shareholders’ Meetings. In addition, shareholders that jointly or separately represent at least 10% (ten percent) of the capital of the Company may request the President of the Board of Directors or the President of the Audit Committee to call a General Shareholder’s Meeting, without the percentage indicated under article 184 of the General Law of Business Entities being applicable for such purpose. If the notice of meeting is not issued within fifteen days after the date of the corresponding request, a Civil or District Judge of the Company’s domicile will issue such notice at the request of the interested parties that represent the requesting 10% (ten percent) of the capital, who must present their stock certificates for such purpose.

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

Members of the Board

Under the Mexican Corporations Law, a Board of Directors must conform to the following requirements:

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

Besides from satisfying all of the requirements mentioned above, failure to meet these standards for any reason will not constitute grounds for judicial action challenging any act, contract, or agreement undertaken by the board, an intermediate committee or other delegated authority. Furthermore, such standards will not be mandatory for the validity or existence of such acts.

The Board of Directors must meet at least every three months at our address or any other place in México and on the dates that the board determines. Meetings previously scheduled in accordance with a schedule pre approved by the board do not need to be called. Meetings must be called by at least 25% of the members of the Board of Directors, the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, the Secretary or the Alternate Secretary of the Board or the President of the Audit Committee. Members of the board must be notified via e mail or in writing at least five calendar days in advance of a meeting.

Statutory Auditor

According with the Mexican market law, the Statutory Auditor is not required for public companies since June 2006. The activities of the Statutory Auditor will be performed by the Audit Committee.

Dividend and Distributions

At the annual ordinary general stockholders’ meeting, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the board, to the holders of Series B Shares for their consideration. The holders of Series B Shares, once they have approved the financial statements, determine the allocation of our net profits, if any, for the preceding year. They are required by law to allocate 5% of such net profits to a legal reserve, which is not thereafter available for distribution until the amount of the legal reserve equals 20% of our historical capital stock (before giving effect to the restatement thereof in constant pesos). As of December 31, 2007, our legal reserve fund was equal to at least 20% of our paid-in capital stock. Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the stockholders determine, including a reserve for the repurchase of our Shares. The remaining balance of net profits, if any, is available for distribution as dividends. No dividends may be paid, however, unless losses for prior fiscal years have been paid or absorbed.

Holders of Series B Shares and, accordingly, holders of ADSs will have equal rights, on a per Share basis, to dividends and other distributions, including any distributions we make upon liquidation. Partially paid Shares participate in any distribution to the extent that such Shares have been paid at the time of the distribution or, if not paid, only with respect to the proportion paid.

Changes in Capital Stock

An increase of capital stock may generally be affected through the issuance of new Shares for payment in cash or in kind, by capitalization of indebtedness or by capitalization of certain items of stockholders’ equity. An increase of capital stock generally may not be realized until all previously issued and subscribed Shares of capital stock have been fully paid. Generally, a reduction of capital stock may be effected to absorb losses, to redeem Shares, or to release stockholders from payments not made. A reduction of capital stock to redeem Shares is effected by reimbursing holders of Shares pro rata or by lot. Stockholders may also approve the redemption of fully paid Shares with retained earnings. Such redemption would be affected by a repurchase of Shares on the Mexican Stock Exchange (in the case of Shares listed thereon).

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

Preemptive Rights

Except in certain limited circumstances, in the event of a capital increase through the issuance of new Shares for payment in cash or in kind, a holder of existing Shares of a given Series at the time of the capital increase has a preferential right to subscribe for a sufficient number of new Shares of the same Series to maintain the holder’s existing proportionate holdings of Shares of that Series or, in the event of a capital increase through the issuance of limited-voting or non-voting stock only, to subscribe for a sufficient number of the Shares to be issued to maintain the holder’s existing proportionate holdings of our capital stock. Preemptive rights must be exercised within 15 days following the publication of notice of the capital increase in the Diario Oficial de la Federación (Official Gazette) or following the date of the stockholders’ meeting at which the capital increase was approved if all stockholders were represented at such meeting; otherwise, such rights will lapse. Under Mexican law, preemptive rights cannot be waived in advance by a stockholder, except under limited circumstances, and cannot be represented by an instrument that is negotiable separately from the corresponding share. The Robinson Bours Stockholders, including the Selling Stockholders, have waived all preemptive rights with respect to the Shares and the ADSs being offered in the Global Offering. Holders of ADRs that are U.S. citizens or are located in the United States may be restricted in their ability to participate in the exercise of preemptive rights. See “Description of American Depositary Receipts—Dividends, Other Distributions and Rights.”

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

The Foreign Investment Law reserves certain economic activities exclusively for the Mexican state and certain other activities exclusively for Mexican individuals or Mexican corporations, and limits the participation of foreign investors to certain percentages in regard to enterprises engaged in activities specified therein. Foreign investors may own up to 100% of the capital stock of Mexican companies or entities, except for companies (i) engaged in reserved activities as referred to above or (ii) with assets exceeding an amount to be established annually by the Foreign Investment Commission, in which case an approval from the Foreign Investment Commission will be necessary in order for foreign investment to exceed 49% of the capital stock. Mexican and non-Mexican nationals will be entitled to hold and to exercise the rights of holders. The Robinson Bours Stockholders have advised us that they intend to maintain a control position. Pursuant to our bylaws, foreigners may only own Shares up to 49%.

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

In no case may the capital of the Company be decreased to less than the minimum required by law and any decrease in the shareholders’ equity must be registered in the Equity Variations Book that the Company will keep for such purpose.

Repurchase in the Event of Delisting. In the event of cancellation of the registration of the Company’s Shares in such Registry, whether at the request of the Company or by a resolution of the National Securities and Banking Commission under applicable law, the Company agrees to make a public offering for the acquisition of the total number of the Shares registered prior to the cancellation. The Company must contribute to a trust for at least six months, the necessary resources to purchase at the same price of the public offering, the Shares of the investors that did not attend or did not accept such offer, in case that after the public offering for purchase has been made and prior to the cancellation of the registration of the Shares that represent the capital stock of the Company or of other securities issued based on such Shares in the National Securities Registry, the Company had been unable to acquire 100% of the paid in capital stock.

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

Duration; The duration of our existence under our bylaws is indefinite.

Repurchase of our own Shares. We may repurchase our Shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any repurchases will be charged to the Stockholders Equity as long as these Shares belong to the same Company or to the Capital Stock in the event that we convert these Shares to treasury stock, and in this last case no resolution of the stockholders’ meeting is required. At each annual ordinary Stockholder’s Meeting, the maximum amount of resources that may be used to repurchase Shares will be expressly defined. The Board of Directors will name the persons responsible for the operation of the repurchase process. The Shares that belong to the Treasury Stock or us can be resold among the public stockholders; in the latter case, no resolution of a stockholders’ meeting is necessary for an increase in capital. The economic and voting rights corresponding to such repurchased Shares may not be exercised during the period in which such Shares are owned by us, and such Shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any stockholders’ meeting during such period.

Non-Subscribed Shares. With prior authorization of the CNBV, we may issue non-subscribed Shares provided that such Shares will be held by a depositary institution and that there is compliance with the conditions of Article 53 of the Ley del Mercado de Valores (“Mexican Securities Law”). In any extraordinary stockholders’ meeting at which this issuance of non-subscribed Shares is approved, the preference rights established by Article 132 of the Mexican Corporations Law must be respected. With a quorum at the meeting, the approval of the issuance will take effect, even with respect to stockholders that were not present at the meeting, such that we will be free to issue these Shares with no prior publication. When a minority of stockholders representing at least 25% of the voting capital stock, vote against the issuance of these Shares, such issuance can not be made. Any stockholder that votes against this issuance at the stockholders’ meeting will have the right to request that we sell its Shares before issuing the new non-subscribed Shares. In such event, we will have the obligation to sell first the Shares belonging to such stockholders, at the same price that the non-subscribed Shares are to be offered to the public.

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

Appraisal Rights. Whenever the stockholders approve a change of corporate purpose, a change in our nationality or transformation from one type of corporation form to another, any stockholder entitled to vote on such change or transformation who has voted against it has the right to withdraw from us and receive the amount calculated as specified under Mexican law attributable to its Shares, provided such stockholder exercises its right to withdraw within 15 days following the adjournment of the meeting at which the change or transformation was approved. Under Mexican law, the amount that a withdrawing stockholder is entitled to receive is equal to its proportionate interest in our capital stock according to the most recent balance sheet that has been approved by an ordinary general meeting of stockholders.

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

Audit Committee

Under our bylaws, the Board of Directors is required to create an Audit Committee under the terms and conditions outlined below:

The Audit Committee will consist of members of the Board of Directors. The President of the audit committee and a majority of the audit committee members must be independent, as independence is defined under the Mexican Securities Market Law.

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

See the Article35 of the Mexican Security Market Law for more detail.

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

The Foreign Investment Law reserves certain economic activities exclusively for the Mexican Goverment and certain other activities exclusively for Mexican individuals or Mexican corporations and limits the participation of foreign investors to certain percentages in regard to enterprises engaged in activities specified therein. Foreign investors may own 100% of the capital stock of Mexican companies or entities, except for companies (i) engaged in reserved activities as referred to above or (ii) with assets exceeding an amount to be established annually by the Foreign Investment Commission in which case an approval from the Foreign Investment Commission shall be necessary in order for foreign investment to exceed 49% of the capital stock. Mexican and non-Mexican nationals will be entitled to hold and to exercise the rights of holders. The Robinson Bours Stockholders have advised us that they intend to maintain a control position of his shares. Pursuant to our bylaws, foreigners may only own Shares up to 49% of such Series.

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

3.	an estate, the income of which is subject to U.S. federal income tax without regard to its source; or

4.
a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership holds Shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership considering the purchase of Shares or ADSs should consult its own independent tax advisor regarding the U.S. federal income tax consequences of investing in Shares or ADSs through a partnership.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. See “—Passive Foreign Investment Company Rules.” This summary is based on the federal income tax laws and regulations of the United States and México, judicial decisions, published rulings and administrative pronouncements, all as in effect on the date hereof, and all of which are subject to change (and some changes may have retroactive effect) and different interpretations. Further, this discussion does not address U.S. federal estate and gift tax or the alternative minimum tax consequences of holding Shares or ADSs or the indirect consequences to holders or equity interests in partnerships (or any other entity treated as a partnership for U.S. federal income tax purposes) that own Shares or ADSs. In addition, this discussion does not address the non-U.S., non-Mexican, state or local tax consequences of holding Shares or ADSs. Prospective purchasers of Shares or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of Shares or ADSs, including, in particular, the effect of any non-U.S., non-Mexican, state or local tax laws.

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

U.S. Federal Income Taxation

U.S. Holders

The following discussion is a summary of the material U.S. federal income tax consequences to holders of our Shares and of ADSs that are U.S. Holders and that hold those Shares or ADSs as capital assets (generally, for investment purposes).

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

A U.S. Holder will be entitled, subject to a number of complex limitations and conditions, to claim a U.S. foreign tax credit in respect of any Mexican income taxes withheld on dividends received on Shares or ADSs. U.S. Holders who do not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such Mexican income taxes. Dividends received with respect to Shares or ADSs will be treated as foreign source income, subject to various classifications and other limitations. For purposes of the U.S. foreign tax credit limitation, foreign source income is separated into different “baskets,” and the credit for foreign taxes on income in any basket is limited to the U.S. federal income tax allocable to such income. Dividends paid with respect to Shares or ADSs generally will constitute “passive category income” in most cases. The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of such ADSs. Accordingly, the analysis of the creditability of Mexican income taxes described above could be affected by future actions that may be taken by the U.S. Treasury Department. The rules relating to computing foreign tax credits or deducting foreign taxes are extremely complex, and U.S. Holders are urged to consult their own independent tax advisors regarding the availability of foreign tax credits with respect to any Mexican income taxes withheld.

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

Subject to certain exceptions for short-term and hedged positions, and provided that we are not a passive foreign investment company (as discussed below), dividends received by certain U.S. Holders (including individuals) prior to January 1, 2011 with respect to the Shares or ADSs will be subject to U.S. federal income taxation at a maximum rate of 15% if such dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Under current guidance recently issued by the Internal Revenue Service (“IRS”), the ADSs should qualify as readily tradable on an established securities market in the United States so long as they are listed on the New York Stock Exchange, but no assurances can be given that the ADSs will be or remain readily tradable under future guidance.

Based on existing guidance, it is not entirely clear whether dividends received with respect to Shares will be treated as qualified dividend income, because the Shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which shareholders (and intermediaries) will be permitted to rely on certifications from issuers to establish that dividends qualify for the reduced rate of U.S. federal income taxation. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of Shares or ADSs should consult their own tax advisors regarding the availability of the reduced rate in the light of their own particular circumstances.

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

Passive Foreign Investment Company Rules

A non-U.S. corporation generally will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes in any taxable year in which, after applying look-through rules, either (1) at least 75% of its gross income is passive income, or (2) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions. The PFIC determination is made annually and generally is based on the value of a non-U.S. corporation’s assets (including goodwill) and composition of its income. In determining whether we are a PFIC, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least a 25% interest by value is taken into account.

Based on current estimates of our income and assets, we do not believe that we were classified for our most recently-ended taxable year, or will be classified for our current taxable year, as a PFIC for U.S. federal income tax purposes, and we intend to continue our operations in such a manner that we will not become a PFIC in the future, although no assurances can be made regarding determination of our PFIC status in the current or any future taxable year. If we are treated as a PFIC for any taxable year, a U.S. Holder would be subject to special rules (and may be subject to increased tax liability) with respect to (a) any gain realized on the sale or other disposition of Units or ADSs, and (b) any “excess distribution” made by us to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on the Units or ADSs exceed 125% of the average annual distributions the U.S. Holder received on the Units or ADSs during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the Units or ADSs). Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the Units or ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day on which we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which the Issuer was a PFIC would be subject to U.S. federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of U.S. federal income tax would be imposed in respect of the tax attributable to each prior year in which we were treated as a PFIC. In addition, a U.S. Holder generally would be required to annually file IRS Form 8621 to disclose ownership of an equity interest in a PFIC. Moreover, dividends that a U.S. Holder receives from us will not be eligible for the reduced U.S. federal income tax rates described above if we are a PFIC either in the taxable year of the distribution or the preceding taxable year (and instead will be taxable at rates applicable to ordinary income).

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

U.S. Backup Withholding and Information Reporting

In general, dividends on Shares or ADSs, and payments of the proceeds of a sale or other taxable disposition of Shares or ADSs, paid within the United States, by the U.S. payor or through certain U.S.-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding at a current rate of 28% unless the holder (i) establishes that it is a corporation or other exempt recipient or (ii) with respect to backup withholding, provides an accurate taxpayer identification number and certifies that it is a U.S. person and that no loss of exemption from backup withholding has occurred. Payments made within the United States, by a U.S. payor or through certain U.S.-related financial intermediaries to a Non-U.S. Holder will not be subject to backup withholding tax and information reporting requirements if an appropriate certification is provided by the holder to the payor or intermediary and the payor or intermediary does not have actual knowledge or a reason to know that the certificate is incorrect.

Backup withholding is not an additional tax. The amount of any backup withholding withheld from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed its U.S. federal income tax liability by filing a timely refund claim with the IRS.

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

Gain on the sale of Shares by a holder who is not a Mexican Resident (as defined below) will not be subject to Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Mexican Ministry of Finance, and provided certain requirements set forth by the Mexican Income Tax Law are complied with. Sales or other dispositions of Shares made in other circumstances generally would be subject to Mexican tax, except to the extent that a holder is eligible for benefits under an income tax treaty to which México is a party of. Under the Tax Treaty, gain on the sale or other disposition of Shares by a U.S. resident (if eligible for benefits under the Tax Treaty) who is a holder of less than 25% of our capital stock during the twelve-month period preceding such sale or disposition will not be subject to Mexican tax, unless (i) 50% or more of the fair market value of our assets consist of “immovable property” (as defined in the Tax Treaty) situated in México, or (ii) such gains are attributable to a permanent establishment or fixed base of such U.S. resident in México.

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

We do not have debt denominated in U.S. dollars as of December 2007. We experienced foreign exchange losses of Ps.62.3 million in 2005, since we had more assets (cash and cash equivalents) than liabilities denominated in U.S. dollars, and in 2005 the Mexican peso appreciated during most of the year with respect to the U.S. dollar. We had a gain of Ps.40.8 million in 2006, due to the net position of our liabilities and assets. In 2007, we experienced a foreign exchange loss of Ps.3.4 million since the Mexican peso demonstrated low volatility during the year.

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

During 2006 and 2007, we have observed different strategies with respect to derivatives which involve call and put options in U.S. dollars.

At December 31, 2007, we maintained positions in several financial instrument derivatives. For details, please see Note 9 to our Consolidated Financial Statements.

Based on our position in December 2007 (please see Note 12 to our Consolidated Financial Statements), we estimate that a hypothetical 10% devaluation of the Mexican peso against the U.S. dollar would result in losses of Ps.15.4 million and gains of Ps.78.6 million in our Foreign Exchange Results.

Interest Rates

Our earnings may also be affected by changes in interest rates due to the impact those changes have on our variable rate debt instruments. As of December 31, 2007, we had borrowings of approximately Ps.109.6 million pursuant to variable rate debt instruments, representing approximately 0.6% of our total assets.

Based on our position on December 31, 2007, we estimate that a hypothetical interest rate variation of 0.5% on our Mexican peso denominated debt would result in increased interest expenses of approximately Ps.0.5 million per annum. Any such increase would likely be offset by an increase in interest income due to our significant cash and cash equivalent position.

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

However, this trend reversed in 2000, when only 45.0% of feed ingredients were purchased from local sources. The change occurred mainly because grain for the acquired Grupo Campi complexes is supplied from international markets due to a lack of domestic supply in southern México. In general, costs of domestic feed ingredients tend to follow the international markets, although cost adjustments do not occur simultaneously. In 2002 we purchased approximately 30.1% of grain from local sources. The percentage of grain purchased from domestic markets was 38.3%, 35.0%, 30.1%, and 31.3% in 2003, 2004, 2005 and 2006 respectively. In 2007 we purchased approximately 36.4% of grain from local sources.

During 2007, grain reached historically high prices worldwide, due principally to strong demand and alternative uses of grain such as ethanol production. Soybean meal prices also increased, particularly in the second half of the year, as a result of strong demand coupled with lower supply than expected worldwide. This situation also extended into 2008.

Based on results for 2007, we estimate that a hypothetical variation of 10% in the cost of our feed ingredients would have an impact of 6.2% on total cost of sales.

ITEM 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13.	Default, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act is recorded, processed, summarized and reported as and when required.

Management’s Report on Internal Control over Financial Reporting

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Effective control over financial reporting cannot, and does not, provide absolute assurance of achieving our control objectives. Also, any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2007, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, has been audited by Mancera, S.C., a member of Ernst & Young Global, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Controls

There has been no change in our internal control over financial reporting in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and stockholders’ of Industrias Bachoco, S.A.B. de C.V.

We have audited Industrias Bachoco, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Industrias Bachoco, S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S generally accepted accounting principles, in accordance with Item 18 of Form 20-F. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. generally accepted accounting principles in accordance with Item 18 of Form 20-F, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Industrias Bachoco, S.A.B. de C.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of Industrias Bachoco, S.A.B. de C.V. and subsidiaries, as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity, and changes in financial position for each of the three years in the period ended December 31, 2007 of Industrias Bachoco, S.A.B. de C.V. and our report dated June 26, 2008 expressed an unqualified opinion thereon.

Mancera S.C.
A Member Practice of
Ernst & Young Global

C.P.C. José Sánchez González

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

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer, controller and persons performing similar functions, as well as to other officers and employees. Our code of ethics is available free of charge upon request through our website www.bachoco.com.mx If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer, controller and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

ITEM 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us in nominal pesos by our independent auditors, Mancera, S.C., independent registered public accountanting firm, during the fiscal years ended December 31, 2006 and 2007:

	Year ended December 31,
	2006		2007

Audit fees	Ps.	2,724,350	Ps.	4,456,250
Audit-related fees		—		—
Tax fees		872,006		953,465
All other fees		—		—
Total fees	Ps.	3,596,356	Ps.	5,409,715

Audit fees in the above table are the aggregate fees billed by Mancera, S.C., in connection with the audit of our annual financial statements and statutory and regulatory audits.

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

1.1
An English translation of the Bylaws (estatutos sociales) of Industrias Bachoco, S.A. de C.V. dated June 29, 2007 (incorporated by reference to Exhibit 1.1 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 29, 2007 (File No. 333-07950)).

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

INDUSTRIAS BACHOCO, S.A.B de C.V.

By:	/s/ Daniel Salazar Ferrer
Daniel Salazar Ferrer
Chief Financial Officer

Date: June 30, 2008

INDUSTRIAS BACHOCO, S.A.B. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements

As of
December 31, 2006 and 2007
With Report of Independent Registered Public Accounting Firm

INDUSTRIAS BACHOCO, S.A.B. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2005, 2006 and 2007

Content

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Industrias Bachoco, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Industrias Bachoco, S.A.B. de C.V. and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of income, stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Industrias Bachoco, S.A.B. de C.V. and subsidiaries at December 31 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with Mexican Financial Reporting Standards which differ in certain respects from U.S. generally accepted principles (see Note 19).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Industrias Bachoco, S.A.B. de C.V.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 27 2008 expressed an unqualified opinion thereon.

Mancera, S.C. A Member Practice of Ernst & Young Global Francisco José Sánchez González

Mexico City, Mexico
June 27, 2008

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated balance sheets

(Thousands of constant Mexican pesos as of December 31, 2007)
	December 31,
					(Thousands of U.S. dollars )
					(Note 2)
	2006		2007		2007
ASSETS
Current assets
Cash and cash equivalents	Ps	3,583,891	Ps	3,039,876	$278,453
Accounts receivable:
Trade, net		539,874		765,502	70,120
Value added and other recoverable taxes		330,490		440,945	40,391
Total accounts receivable		870,364		1,206,447	110,511
Inventories, net –Note 5		2,224,095		3,329,340	304,968
Biological current assets –Note 5		91,905		108,502	9,939
Derivative financial instruments– Note 9		-		123,503	11,313
Prepaid expenses and other current assets		98,119		129,582	11,870
Total current assets		6,868,374		7,937,250	727,054

Property, plant and equipment, net –Note 6		9,835,895		10,256,239	939,474
Biological non-current assets –Note 5		515,118		575,413	52,708
Intangible assets from labor obligations–Note 13		22,232		28,341	2,596
Goodwill, net –Note 7		300,848		300,848	27,558
Other assets		16,772		18,333	1,679
TOTAL ASSETS	Ps	17,559,239	Ps	19,116,424,	$1,751,069
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable to banks –Note 8	Ps	-	Ps	40,000	$3,664
Current portion of long-term debt –Note 8		9,708		18,844	1,726
Accounts payable		837,445		1,138,011	104,242
Related parties –Note 4		12,650		26,819	2,457
Income tax		45,390		-	-
Other taxes payable and other accruals –Note 11		243,573		243,429	22,298
Derivative financial instruments– Note 9		10,818		-	-
Total current liabilities		1,159,584		1,467,103	134,387
Long-term liabilities:
Long-term debt –Note 8		35,494		50,757	4,649
Deferred income tax –Note 15		2,182,034		2,375,025	217,553
Labor obligations –Note 13		79,173		96,373	8,828
TOTAL LIABILITIES		3,456,285		3,989,258	365,417
COMITMENTS AND CONTINGENCIES –Note 10
STOCKHOLDERS’ EQUITY –Note 14
Majority stockholders’ equity:
Capital stock		2,294,927		2,294,927	210,216
Paid-in capital		743,674		743,674	68,121
Reserve for repurchase company stock		159,455		159,455	14,606
Retained earnings		13,707,747		14,250,225	1,305,324
Net majority income of the year		906,186		1,270,941	116,418
Minimum seniority premium liability adjustment –Note 13		(916)		(2,512)	(230)
Deficit from restatement of stockholders’ equity		(3,753,915)		(3,735,254)	(342,150)
Derivative financial instruments–Note 9		370		98,922	9,061
Total majority stockholders' equity		14,057,528		15,080,378	1,381,366

Minority interest		45,426		46,788	4,286
Total stockholders' equity		14,102,954		15,127,166	1,385,652
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	Ps	17,559,239	Ps	19,116,424	$1,751,069

See accompanying notes.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated statements of income

(Thousands of constant Mexican pesos, except per share amounts, as of
December 31, 2007)

	Years ended December 31,
							(Thousands of U.S. dollars)
							(Note 2)
	2005		2006		2007		2007

Net revenues	Ps	15,618,192	Ps	15,550,965	Ps	18,219,647	$1,668,924
Cost of sales		(11,234,562)		(12,052,986)		(14,477,861)	(1,326,176)
Gross profit		4,383,630		3,497,979		3,741,786	342,748
Selling, general and administrative expenses		(2,005,544)		(2,071,553)		(2,245,522)	(205,690)
Operating income		2,378,086		1,426,426		1,496,264	137,058

Comprehensive financing income (cost):
Interest income		316,514		302,910		318,879	29,209
Interest expense and financing costs		(209,504)		(131,852)		(141,578)	(12,969)
Net interest income		107,010		171,058		177,301	16,240
Foreign exchange (loss) gain, net		(62,259)		40,782		(3,351)	(307)
Loss on net monetary position		(118,724)		(150,438)		(154,814)	(14,181)
		(73,973)		61,402		19,136	1,752

Other ordinary (expense) income, net –Note 16		(25,961)		18,427		69,571	6,374

Income before income tax, asset tax, and minority interest		2,278,152		1,506,255		1,584,971	145,184
Income tax and asset tax –Note 15		(367,833)		(599,126)		(312,745)	(28,648)
NET INCOME	Ps	1,910,319	Ps	907,129	Ps	1,272,226	$116,536

Majority net income		1,908,535		906,186		1,270,941	116,418
Minority net income		1,784		943		1,285	118
NET INCOME	Ps	1,910,319	Ps	907,129	Ps	1,272,226	$116,536

Weighted average shares outstanding (in thousands)		599,694		599,571		600,000	600,000

NET MAJORITY INCOME PER SHARE	Ps	3.18	Ps	1.51	Ps	2.12	$0.19

See accompanying notes.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated statements of changes in stockholders’ equity

Years ended December 31, 2005, 2006 and 2007

(Thousands of constant Mexican pesos as of
December 31, 2007)

	Number of shares of capital stock (thousands)	Capital stock		Paid-in capital		Reserve for repurchase of company stock		Retained earnings		Net income of the year		Labor obligations minimum liability adjustment		Deficit from restatement of stockholders’ equity		Derivative financial instru-ments		Total majority stockholders’ equity		Minority interest		Total stockholders’ equity

Balance at December 31, 2004	599,200	Ps	2,294,711	Ps	723,116	Ps	170,917	Ps	11,656,919	Ps	784,087	Ps	(1,129)	Ps	(3,541,472)	Ps	-	Ps	12,087,149	Ps	45,879	Ps	12,133,028

Transfer of prior year´s net income based on stockholders´meeting held in April, 2005.	-		-		-		-		784,087		(784,087)		-		-		-		-		-		-
Repurchase of stock	(920)		(251)		-		(11,462)		-		-		-		-		-		(11,713)		-		(11,713)
Sales of repurchased stock	800		222		2,954		-		-		-		-		-		-		3,176		-		3,176
Cash dividends paid	-		-		-		-		(263,719)		-		-		-		-		(263,719)		-		(263,719)
Comprehensive income, net of tax	-		-		-		-		-		1,908,535		(2,207)		(172,155)		(92,374)		1,641,799		487		1,642,286
Balance at December 31, 2005	599,080		2,294,682		726,070		159,455		12,177,287		1,908,535		(3,336)		(3,713,627)		(92,374)		13,456,692		46,366		13,503,058

Transfer of prior year´s net income based on stockholders´meeting held in April, 2006.	-		-		-		-		1,908,535		(1,908,535)		-		-		-		-		-		-
Sales of repurchased stock	920		245		17,604		-		-		-		-		-		-		17,849		-		17,849
Cash dividends paid	-		-		-		-		(378,075)		-		-		-		-		(378,075)		-		(378,075)
Comprehensive income, net of tax	-		-		-		-		-		906,186		2,420		(40,288)		92,744		961,062		(940)		960,122
Balance at December 31, 2006	600,000		2,294,927		743,674		159,455		13,707,747		906,186		(916)		(3,753,915)		370		14,057,528		45,426		14,102,954

Transfer of prior year´s net income based on stockholders´meeting held in April, 2007.	-		-		-		-		906,186		(906,186)		-		-		-		-		-		-
Cash dividends paid	-		-		-		-		(363,708)		-		-		-		-		(363,708)		-		(363,708)
Comprehensive income, net of tax	-		-		-		-		-		1,270,941		(1,596)		18,661		98,552		1,386,558		1,362		1,387,920
Balance at December 31, 2007 (Note 14)	600,000	Ps	2,294,927	Ps	743,674	Ps	159,455159,455	Ps	14,250,225	Ps	1,270,941	Ps	(2,512)	Ps	(3,735,254)	Ps	98,922	Ps	15,080,378	Ps	46,788	Ps	15,127,166

See accompanying notes.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated statements of changes in financial position

(Thousands of constant Mexican pesos as of December 31, 2007)

	Years ended December 31,
							(Thousands of U.S. dollars) (Note 2)
	2005		2006		2007		2007
Operating activities
Net income	Ps	1,910,319	Ps	907,129	Ps	1,272,226	$116,536
Adjustments to reconcile net income to resources provided by operating activities:
Depreciation		497,819		537,383		571,393	52,340
Deferred income tax		1,068		346,110		169,716	15,547
Labor obligations, net period cost		40,505		37,464		42,112	3,857
		2,449,711		1,828,086		2,055,447	188,280
Changes in operating assets and liabilities:
Accounts receivable		(190,464)		(51,435)		(336,083)	(30,785)
Inventories and biological assets		(352,768)		(535,933)		(1,140,124)	(104,437)
Prepaid expenses and other current assets		(34,523)		(11,081)		(31,463)	(2,882)
Accounts payable		(25,527)		364,813		300,566	27,531
Related parties		(168)		6,002		14,169	1,298
Taxes payable and other accruals		137,953		(73,193)		(45,534)	(4,170)
Labor obligations, plan contributions		(26,149)		(27,576)		(32,617)	(2,988)
Derivative financial instruments		-		(6,407)		(35,769)	(3,276)
Resources provided by operating activities		1,958,065		1,493,276		748,592	68,571

Financing activities
Proceeds from issuance of long-term debt		185		-		40,000	3,664
Proceeds from issuance of notes payable to banks		176,405		-		40,000	3,664
Repayment of long-term debt and notes payable		(206,375)		(104,836)		(13,963)	(1,279)
Constant pesos effect on notes payable to banks and long term-debt		(6,194)		(6,081)		(1,638)	(150)
Cash dividends paid		(263,719)		(378,075)		(363,708)	(33,316)
Sales (repurchases) of Company’s own stock, net		(8,537)		17,849		-	-
Resources used in financing activities		(308,235)		(471,143)		(299,309)	(27,417)

Investing activities
Acquisition of property, plant and equipment, net		(835,529)		(856,227)		(991,737)	(90,843)
Other assets		(2,709)		(2,060)		(1,561)	(143)
Resources used in investing activities		(838,238)		(858,287)		(993,298)	(90,986)

Net increase (decrease) in cash and cash equivalents		811,592		163,846		(544,015)	(49,832)
Cash and cash equivalents at beginning of year		2,608,453		3,420,045		3,583,891	328,285
Cash and cash equivalents at end of year	Ps	3,420,045	Ps	3,583,891	Ps	3,039,876	$278,453

See accompanying notes.

INDUSTRIAS BACHOCO, S.A.B. DE C.V.
AND SUBSIDIARIES

Notes to the consolidated financial statements

Years ended December 31, 2005, 2006 and 2007

(Thousands of constant Mexican pesos as of
December 31, 2007, except per share amounts)

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

In June 2006, the new Securities Trading Act came into effect, which, among other provisions, established that corporations listed on the Mexican stock exchange must change their entity names from variable capital stock corporation (S.A. de C.V.) to variable capital stock market corporation(S. A. B. de C.V.); as of February 1, 2007, the Company’s name is Industrias Bachoco, S.A.B. de C.V., in compliance with the aforementioned law.

On March 18, 2008, the accompanying financial statements and related notes were authorized by the Company’s Finance Director, Daniel Salazar Ferrer, for the Audit Committee and Board of Directors´approval and issuance.

2. Accounting Policies and Practices

The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (Mexican FRS). The significant accounting policies and practices observed by the Company in the preparation of the financial statements are described below:

a) Consolidation

The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries.

The ownership interests of other stockholders in such subsidiaries are shown as minority interest.

Intercompany balances, investments and transactions have been eliminated in consolidation.

The results of operations of the subsidiaries and affiliates were included in the Company’s consolidated financial statements as of the month following the acquisition.

The accompanying consolidated financial statements include the following consolidated subsidiaries as of December 31, 2005, 2006 and 2007:

	Percentage equity interest
	2005	2006	2007
	%	%	%
Acuícola Bachoco, S.A. de C.V.	100	100	100
Aviser, S.A. de C.V.	100	100	100
Bachoco, S.A. de C.V. (“BSACV”) (Consolidated)	100	100	100
Bachoco, Comercial, S.A. de C.V	-	-	100
Campi Alimentos, S.A. de C.V.	100	100	100
Huevo y Derivados, S.A. de C.V.	97	97	97
Operadora de Servicios de Personal, S.A. de C.V.	100	100	100
Pecuarius Laboratorios, S.A. de C.V.	64	64	64
Secba, S.A. de C.V.	100	100	100
Sepetec, S. A. de C.V.	100	100	100
Servicios de Personal Administrativo, S.A. de C.V.	100	100	100
Induba Pavos, S.A. de C.V.	-	100	100

The main subsidiaries of the group are as follows:

- Bachoco, S.A. de C.V. (“BSACV”) (Consolidated)
This company is engaged in breeding, processing and marketing of poultry (chicken and eggs).

- Campi Alimentos, S.A. de C.V.
- Acuícola Bachoco S.A. de C.V.
These companies are engaged in producing and marketing of balanced animal feed.

- Aviser, S.A. de C.V.
- Operadora de Servicios de Personal, S.A. de C.V.
- Secba, S.A. de C.V.
- Sepetec, S.A. de C.V.
- Servicios de Personal Administrativo, S.A. de C.V.
These companies are engaged in providing administrative and operative services to their related parties.

On December, 2006 and July, 2007, the subsidiaries Induba Pavos, S.A. de C.V. and Bachoco Comercial, S.A. de C.V. were incorporated. Both entities have 100% ownership from its holding company, Industrias Bachoco, S.A.B. These entities are engaged to import and trading of turkey.

b) Revenue recognition

In conformity with International Financial Reporting Standard (IFRS) No. 18 “Revenues”.

Revenues are recognized when each of the following criteria is met:

- There is evidence of an arrangement.
- Delivery has occurred.
- The seller fixes or determines the prices with the buyer.
- Collectability is reasonably certain.

c) Recognition of the effects of inflation on financial information

The financial information recognizes the effects of inflation and therefore the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of Mexican pesos with purchasing power at December 31, 2007. The restatement factor applied to the financial statements for the years ended December 31, 2005 and 2006 was 1.0796 and 1.0376, respectively, which corresponds to the annual rate of inflation from December 31, 2005 and December 31, 2006, respectively, through December 31, 2007, based on the Mexican National Consumer Price Index (NCPI) published by Banco de Mexico.

A summary of the key inflation accounting concepts and procedures is as follows:

- Property, plant and equipment
Property, plant and equipment were carried at replacement cost, determined annually by an independent appraiser, through 1996. The fifth amendment to bulletin B-10 Accounting Recognition of the Effects of Inflation on Financial Information (as modified), which is applicable to financial statements for periods beginning on or after January 1, 1997, disallows the use of appraisals. Based on such amendment, the Company restated the appraised value at December 31, 1996 and property, plant and equipment purchases since January 1, 1997 are carried at cost adjusted by the NCPI.

- Stockholders’ equity
Capital stock, paid-in capital, reserve for stock repurchase of Company’s own shares and retained earnings were restated using adjustment factors obtained from the NCPI.

- Net monetary gain (loss)
The net monetary gain (loss) represents the impact of inflation on monetary assets and liabilities. The net monetary gain (loss) of each year is included in the statements of income as a part of the comprehensive financing income (cost).

- Deficit from restatement of stockholders’ equity
The deficit from restatement of stockholders’ equity comprises the accumulated monetary position loss at the time the provisions of bulletin B-10 were first applied and the subsequent gain or loss from holding nonmonetary assets, principally inventories. Deficit from restatement of stockholders’ equity is originated when the replacement cost of these assets is lower than the cost of these assets restated by the NCPI.

d) Statement of Changes in Financial Position

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

e) Estimates in financial statements

The preparation of financial statements in conformity with MexFRS requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

f) Cash and cash equivalents

Cash and cash equivalents consist primarily of bank deposits and highly liquid investments with original maturities of less than 90 days. Such investments are stated at acquisition cost plus accrued interest, similar to market value.

g) Allowance for doubtful accounts

The Company policy is to record an allowance for doubtful accounts for balances which are not likely to be recovered. Management considers that such accounts are those which are more than 60 days overdue or in litigation.

h) Inventories and biological assets

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

-Agriculture
The financial statements recognize the requirements of MexFRS E-1, “Agriculture”, which establishes the rules for recognizing, valuing, presenting and disclosing biological assets and agricultural products.

Bulletin E-1 requires biological assets and agricultural products (the latter at the time of harvesting) to be valued at their fair value, net of the estimated costs at the point of sale. Bulletin E-1 also establishes that whenever the fair value cannot be determined in a reliable, verifiable and objective manner, the assets are to be valued at their production cost, net of impairment loss.

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

In conformity with bulletin E-1, biological assets and agricultural products were classified as either current or non-current assets based on their availability and the business operating cycle.

i) Property, plant and equipment

Property, plant and equipment are carried at cost and then restated based on adjustment factors derived from the NCPI.

As of January 1, 2007, as a result of the adoption of MexFRS D-6 “Capitalization of the Comprehensive Cost of Financing”, the Company started the capitalization of the comprehensive financing cost incurred during the construction or installation of property, plant and equipment in process, which is subsequently restated by applying factors based on the NCPI. The amount of comprehensive financing cost to be capitalized is determined by applying the weighted average interest rate of financing to the weighted average of the investments in qualifying assets made during the qualifying period. In the case of foreign currency denominated financing, comprehensive financing cost includes the related exchange gains or losses.

Depreciation of property, plant and equipment is computed on restated values using the straight-line method, based on the estimated useful lives of the related assets (see
Note 6).

The value of property, plant and equipment is reviewed whenever there are indications of impairment in their value. The related loss is determined based on the recoverable amount of the related asset, which is defined as the higher of the asset’s net selling price and its value in use. An impairment loss is recognized if the net carrying amount of the asset exceeds the recoverable amount.

For the years ended December 31, 2006 and 2007, there were no indications of impairment in the Company’s fixed assets.

j) Leases

Leased property, plant and equipment arrangements are recognized as capital leases if a) the ownership of the leased asset is transferred to the lessee upon termination of the lease; b) the agreement includes an option to purchase the asset at a reduced price; c) the term of the lease is basically the same as the remaining useful life of the leased asset; or d) the present value of minimum lease payments is basically the same as the market value of the leased asset, net of any benefit or scrap value.

When the risks and benefits inherent to the ownership of the leased good remain mostly with the lessor, they are classified as operating leases and accrued rent is charged to income.

k) Goodwill

Goodwill represents the difference between the purchase price and the fair value of the net assets acquired at the purchase date.

Goodwill is recorded initially at acquisition cost and then restated using adjustment factors derived from the NCPI. Goodwill is subject to annual impairment testing.

At December 31, 2006 and 2007, the Company recognized no loss from impairment in the value of goodwill shown in the consolidated balance sheet.

l) Liabilities, provisions, contingent liabilities and commitments

Liability provisions are recognized whenever: (i) the Company has current obligations (legal or assumed) derived from past events, (ii) it is more likely than not that the liability will give rise to a future cash disbursement for its settlement and (iii) the liability can be reasonably estimated.

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

m) Pension plan, seniority premiums and severance benefits

The Mexican Institute of Public Accountants (IMCP) issued the revised MexFRS D-3, Labor Obligations, which came into force on January 1, 2005. The revised bulletin establishes additional new rules for the valuation, presentation and disclosure of “other post-retirement benefits” and the reduction and early extinguishment of such benefits. Bulletin D-3 also modifies the rules applicable to employee severance benefits.

Bachoco has a retirement plan in which all non-union workers participate. Pension benefits are determined based on the salary of workers in their final three years of service, the number of years worked and their age at retirement; this plan includes:

- Defined contribution plan: This fund consists of employee and Company contributions. The employee contribution percentage ranges from 1% to 5%. The Company contribution ranges from 1% to 2% in the case of employees with less than 10 years’ seniority, and the same contribution percentage as the employee (5%) when the employee has more than 10 years’ seniority.

- Defined benefit plan: This fund consists solely of Company contributions and covers the Company's labor obligations with each employee.

Seniority premiums and severance payments are paid to workers as required by Mexican labor law.

The Company recognizes the liability for pension benefits, seniority premiums and termination benefits (severance payments), based on independent actuarial computations using the projected unit-credit method and financial assumptions including effect of inflation.

n) Foreign exchange differences

Transactions denominated in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated monetary assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences determined from such date are charged or credited to income of the year.

See Note 12 for the Company’s foreign currency position at the end of each year and the exchange rates used to translate balances denominated in foreign currency.

o) Comprehensive income

Comprehensive income consists of the net income or loss for the year, plus the result from holding non-monetary assets, the tax effect of the items which are recorded directly in stockholders’ equity, the effective portion of the unrealized gain or loss on cash flow hedges, the minimum liability adjustment for labor obligations and the minimum effect of minority interest as required by MexFRS B-4, Comprehensive Income.

p) Derivative financial instruments acquired for hedging purposes

In order to reduce its financial risks, the Company uses derivative financial instruments as hedges against certain risks.

In the normal course of business, the Company is exposed to foreign currency exchange risks and the price of corn and sorgum. The Company mitigates these risks through a program that includes the use of derivative financial instruments.

The Company’s policy establishes a range of hedging from 25% to 30% of its total U.S. dollar denominated transactions. The Company uses options and futures contracts to mitigate its exposure to exchange rate fluctuations on its short-term cash flows denominated in U.S. dollars (forecasted transaction). These instruments are not used for speculative purposes and the counterparties are major financial institutions.

The derivatives are recognized in conformity with the rules established in MexFRS C-10 and Statement of Financial Accounting Standard (SFAS) 133, “Accounting for Derivative Instruments and Hedging Activities”, and its related interpretations (US GAAP). When the company does not meet the requirements for hedge accounting, the fair value of the financial instruments are recorded directly in the income statement. ,

The Company has entered into the following agreements involving derivative financial instruments:

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

The options in more of the 90% of the cases do not involve the payment of a premium, as the instruments consist of both call and put options and the combination of the premiums payable and receivable is equal to zero. Under this plan, Bachoco acts as both the buyer and the seller and assumes rights (when it purchases) and obligations (when it sells) from these contracts.

Also, in conformity with SFAS 133, Implementation Issue No. G20, “Cash flow hedges: assessing and measuring the effectiveness of a purchased option used in a cash flow hedge”, when designating a purchased option (including a combination of options that comprise either a net purchased option or a zero cost collar) as hedging the exposure to variability in expected future cash flows attributable to a particular rate or price (in this case exchange rate) beyond a specified level, an entity documents that the assessment of effectiveness will be based on total changes in the option's cash flows (that is, the assessment will include the hedging instrument's entire change in fair value—its entire gain or loss), rather than documenting that the assessment of effectiveness will be based on only the changes in the hedging instrument's intrinsic value as permitted by paragraph 63(a). For this type of instrument, the hedging ratio may be considered perfectly effective and, consequently, there will be no recognition of ineffectiveness in income, provided the certain criteria are met such as:
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

In 2006, the Company followed G20, as a supplement to FRS, in regards to the measurement of effectiveness.

The Company meets with these criteria for zero cost collar derivative financial instruments and therefore, the Company’s contracts of this type of instrument are valued at their fair value at the beginning and later on a monthly basis, until their maturity. These instruments are recorded in other comprehensive income at their fair value as of December 31, 2006, rather than being reclassified to results of operations they are cancelled upon their maturity, as they are considered perfectly effective in accordance with G20. As of December 31, 2007, the Company did not follow G20 because it did not have such instruments.

For derivatives other than zero cost collar (the Company did not have such instruments at December 31, 2007) or those that are combination of call option, the Company determines the effective portion for such derivatives and records it in other comprehensive income, while the ineffective portion is recorded in income, as is established in bulletin C-10 and SFAS 133.

Effective in 2007, the Company entered into hedge transactions through ASERCA (Support and Services related to Agricultural Trading, which is a governmental entity related to the National Ministry of Agriculture and Farming), in order to monitor the availability of grains, like corn, sorgum and wheat. The Company has bought from a counterparty a combined instrument comprised of a future of a grain price and a put option. The future instruments will guarantee a future price of the grain. Otherwise, the put option has a strike price related to the future price agreement and both are based on the price of Chicago Board of Trade at a specific date. Additionally, the Company receives a 50% subsidy of the premium related to the put option from ASERCA.

As a result of this combined instrument Bachoco will obtain the best market price for the grain; therefore if the market price goes below of the future price contracted by Bachoco the strike price of the option will be paid and ASERCA will refund the difference between the strike price and the market price.

In 2007, the premium paid on behalf of the Company by ASERCA amounts USD 2,944 thousands. The Company can not predict whether these subsidies will be available in the future.

Futures
Futures are contracts that obligate two entities to exchange an asset or value (in this case grain) at a future date for a pre-established and agreed quantity, quality and price. In this type of contract, there is no premium payment, as there is only a gain or a loss for the Company when the market price of the grain exceeds the strike price (gain) or the market price falls below the price agreed to in the contract (loss). The Company engaged in futures contracts during 2006 and 2007. The Company holds deposits with some of its counterparties to guarantee the execution of its futures contracts. Such deposits bear market interest at market rates.

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

q) Deferred taxes

The Company records deferred taxes on temporary differences between in the balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date, or the enacted rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

The possibility of recovering deferred tax assets is evaluated periodically and, if necessary, a valuation allowance is created for those assets that are unlikely to be recovered.

Deferred employee profit sharing is recognized only on temporary differences considered non-recurring with a known turnaround time.

Asset tax is recorded as part of deferred taxes, after making the appropriate evaluation of its recovery.

As a result of the adoption of interpretation to MexIFRS8, Effects of the Flat-Rate Business Tax, as of October 2007, the Company has taken into account the provision related to the effects of deferred FRBT established in the interpretation (see Note 15).

r) Concentration of risk

The Company invests a portion of its surplus cash in cash deposits in financial institutions with good credit ratings and has established guidelines related to diversification and maturities that the Company believes maintains safety and liquidity. The Company has not experienced any losses on its cash equivalents. The Company does not believe it has significant concentrations of credit risks in its accounts receivable, because the Company’s customer base is diverse, thus spreading the credit risk.

s) Income statement presentation

Costs and expenses in the Company’s income statement are presented based on their function, since such classification allows for an accurate evaluation of both operating income and gross profit margins.

Although MexFRS B-3 Statement of income, does not require the presentation of operating income, this caption is shown in the income statement, since operating income is an important indicator used to evaluate the Company’s performance. Operating income consists of ordinary revenues and operating costs and expenses and thus excludes other ordinary income (expenses).

This presentation is comparable to the one used in the financial statements for the year ended December 31, 2006.

t) Net income per share

Net majority income per share has been computed based on majority net income and on the weighted average number of shares outstanding, as established in MexFRS B-14.

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

The financial information by segment is disclosed in Note 17.

v) Convenience translation

United States dollar amounts as of December 31, 2007, shown in the accompanying consolidated financial statements, have been included solely for the convenience of the reader and are translated from Mexican pesos to US dollars as a matter of arithmetic computation only, at an exchange rate of Ps 10.917 to one U.S. dollar, which was the exchange rate at December 31, 2007. Such translation should not be construed as a representation that the Mexican peso amounts could have been or could be converted into U.S. dollars at this or any other rate. Figures shown in US Dollars do not represent the translation of the financial statements in accordance with US GAAP (SFAS 52 “Foreign Currency Translation”).

w) Reclassifications

Certain captions shown in the 2005 and 2006 financial statements as originally issued have been reclassified for uniformity of presentation with the 2007 financial statements.

The changes in these reclassifications were recognized retrospectively in the statement of income at December 31, 2005 and 2006, in conformity with MexFRS B-1, Accounting Changes and Error Corrections. As of December 2005 and 2006, the employee profit sharing is charged to the statement of income, under the caption other income (expenses). The effects of the reclassifications are as follows:

Other ordinary (expenses) income net

	2005		2006
Original amount	Ps	(22,504)	Ps	22,789
Reclassified		(25,961)		18,427

x) New accounting pronouncements

The most important new pronouncements that came into force in 2007 are as follows:

MexFRS B-3, Statement of Operations
MexFRS B-3 establishes the guidelines for classifying income, costs and expenses as either ordinary or non-ordinary and modifies certain MexFRS. The primary sections of the statement of income have been redefined to embody the concepts of “ordinary items” and the classification of income. Also, the caption Initial accumulated effect of accounting changes has been eliminated from the income statement, as established in MexFRS B-1, Accounting Changes and Error Corrections.

MexFRS B-3 also allows entities to present costs and expenses in the statement of operations, based on their function or nature or a combination of both. MexFRS B-3 does not require the presentation of operating income in the statement of operations, but still allows for it when operating income is deemed to be an important indicator for evaluating a particular entity’s performance. When an entity does decide to include the operating income caption, MexFRS B-3 requires the disclosure of the items comprising such caption and a justification for its inclusion in the statement of income.

MexFRS C-13, Related Parties
This MexFRS broadens the definition of related parties to include the immediate family members of key management personnel or directors and funds derived from labor obligation plans, as well. MexFRS C-13 also requires the following disclosures:
1) the relationship between the controlling company and its subsidiaries, irrespective of whether transactions were actually carried out between them in the period; 2) the name of the direct controlling company and, when different from such, the name of the principal controlling company of the economic group to which the entity belongs;  3) compensations granted to the entity’s key management personnel or directors (in the case of public companies). Lastly, this standard allows entities to disclose that the pricing of its transactions carried out with its related parties are similar to prices that would be established for similar transactions between third parties, provided that such parity may be demonstrated.

MexFRS D-6, Capitalization of the Comprehensive Cost of Financing
MexFRS D-6 establishes that entities must capitalize comprehensive financing cost (CFC), which had been optional under the previous MexFRS C-6, Property, Plant and Equipment; this rule eliminated the choice to capitalize or not the comprehensive cost of financing.

Capitalizable CFC is defined as the amount attributable to qualifying assets that could have been avoided if such acquisition had not taken place, and includes in the case of Mexican peso denominated financing, interest and the net monetary position, and in the case of foreign currency denominated financing, it also includes exchange gains and exchange losses. Qualifying assets are defined as those assets acquired by an entity requiring a prolonged acquisition or construction period for their use, as well as assets that are to be sold or leased that require a prolonged period to be acquired or readied for sale or lease. The capitalization of the comprehensive cost of financing starts and continues provided the investments in the acquisition are actually being made, the activities required for conditioning the asset for sale or use are underway and interest is being accrued.

MexFRS D-6 establishes that the amount of capitalizable CFC will be determined based on the loans that were specifically use to acquire the qualifying assets, or if such identification can not be made, by applying the weighted average capitalization rate for financing to the weighted average of investments in qualifying assets made during the acquisition period. Financing with imputed interest cost may be capitalized against the cost of acquired assets, since the financing is recognized at its present value.

The adoption of MexFRS D-6 did not materially affect the comprehensive financing income as of December 31, 2007.

MexFRS 4, Presentation of Employee Profit Sharing in the Statement of Operations
The Interpretation to MexFRS 4 establishes, based on the result of the analysis of MexFRS B-3, MexFRS D-3 and MexFRS D-4, that employee profit sharing must be presented in the statements of income as an ordinary expense, then effective 2007, employee profit-sharing is classified and disclosed in “other ordinary expenses” into the income statement (prior years was disclosed as a single caption before net income). For comparative purposes this MexFRS is disclosed retroactively for 2005 and 2006. (See Note 16).

MexFRS 8, Effects of the Flat-Rate Business Tax (FRBT)
In December 2007, the CINIF issued the Interpretation to MexFRS 8, which is effective for years beginning on or after October 1, 2007. Such standard was created as a result of the need to clarify whether the flat-rate business tax should be treated as a tax on profits and to establish the guidelines for its accounting treatment.

MexFRS 8 establishes that the FRBT is a tax on profit and that for the year ended December 31, 2007, its effects should be recognized in conformity with the provisions of MexFRS D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing, and as of January 1, 2008, in conformity with MexFRS D-4, Taxes on Profits. Based on the conclusions of this Interpretation, an entity must first determine whether its tax base generates FRBT payable or income tax payable. To do so, taxpayers should carry out financial projections to determine if their tax-on-profits base will be for income tax or FRBT. Based on the results of these projections, taxpayers will be able to plan in advance for either FRBT or income tax as it arises each year.

Entities that have determined that they will essentially pay FRBT must recognize the effects of deferred FRBT in their financial statements at December 31, 2007. This deferred tax must correspond to the temporary differences and FRBT credits existing in 2007 for which payment or recovery of FRBT is expected as of or after 2008. Therefore, those entities that have determined that they will essentially pay FRBT in the future must eliminate the deferred income tax asset or liability recognized at such date. These adjustments give rise to an expense or income that must be recognized in the 2007 statement of operations as part of the caption Taxes on profits or in stockholders’ equity when it relates to other comprehensive items.

In the determination of deferred FRBT asset or liability, taxpayers must consider that certain FRBT credits generate a deferred tax asset, provided that the law establishes the possibility of applying such credits against the FRBT of future periods. These credits must be reviewed at least once a year and written down for those portions for which there is uncertainty as to recoverability.

The deferred tax rate is the rate enacted and established in the tax provisions at the date of the financial statements or the rate that is expected to be in force at the time the deferred FRBT assets and liabilities will be realized (16.5% for 2008, 17% for 2009 and 17.5% for 2010 and subsequent years).

Deferred FRBT for the period must be recognized as a deferred tax expense or income in the income statement of the period as part of the tax on profits caption (in stockholders’ equity for those amounts associated with comprehensive income items) and as a non-current asset or long-term liability in the balance sheet. In the notes to the financial statements, the Company must disclose an analysis of the taxes on profits presented in the income statement, listing the amounts of payable and deferred FRBT. The entity must also mention the deferred FRBT related to other comprehensive items.

Under the FRBT Law, an entity must determine the amount of asset tax generated through 2007 that it will be able to recover as of 2008. Such amount must be recognized in the 2007 financial statements as a recoverable tax account and any amount of asset tax considered unrecoverable must be cancelled from the 2007 balance sheet and recognized as an expense in the statement of operations of the same period as part of the Taxes on profit caption. As of 2008, the balance of recoverable taxes must be reviewed on each financial statement closing date and written down when there is evidence that some amounts may not be recoverable after all.

The effects of adopting this new accounting pronouncement are described in Note 15.

3. Accounts receivable

Accounts receivable at December 31, 2006 and 2007, are shown net of an allowance for bad debts for $ 31,852 and $ 36,154, respectively.

4. Related Parties

The companies mentioned above are considered affiliates, as the Company’s stockholders are also stockholders in such companies.

a) A summary of related party accounts payable as of December 31, is as follows:

	Relation	2006		2007
Vimifos, S.A. de C.V.	Affiliate	Ps	9,234	Ps	21,311
Maquinaria Agrícola, S.A. de C.V.	Affiliate		3,042		3,382
Autos y Accesorios, S.A. de C.V.	Affiliate		318		438
Llantas y Accesorios, S.A. de C.V.	Affiliate		56		1,168
		Ps	12,650	Ps	26,819

At December 31, 2006 and 2007, balances due to related parties correspond to unsecured current accounts that bear no interest and are payable within 30 days.

b) For the years ended December 31, 2005, 2006 and 2007, the Company had the following transactions with related parties:

	2005		2006		2007
Purchases of feed, raw materials and packing supplies
Vimifos, S.A. de C.V.	Ps	194,053	Ps	251,931	Ps	192,188
Qualiplast, S.A. de C.V.		-		-		634

Purchases of vehicles, tires and spare parts
Maquinaria Agrícola, S.A. de C.V.		16,229		17,585		47,155
Llantas y accesorios, S.A. de C.V.		11,341		12,289		23,349
Autos y Accesorios, S.A. de C.V.		30,994		33,585		14,985
Alfonso R. Bours, S.A. de C.V.		-		-		2,171
Distribuidora Automotriz los Mochis, S.A. de C.V.		-		-		8,095

Airplane leasing expenses
Taxis Aéreos del Noroeste, S.A, de C.V.		4,687		4,196		3,153

Sales and purchases transactions with related parties are made at markets prices, which are similar to other independent parties.

c) For the year ended December 31, 2007, the Company paid approximately Ps.33.4 million in aggregate compensation to our directors and executive officers, for services they rendered in their respective capacities. The Company has not implemented a share options plan for executives or employees.

5. Inventories and biological assets

a) Inventories consist of the following:

	2006		2007
Raw materials and byproducts	Ps	1,087,148	Ps	2,004,691
Medicine, materials and spare parts		356,397		369,337
Finished feed		42,694		56,608
		1,486,239		2,430,636
Agricultural products:
Live chicken		565,879		667,022
Processed chicken		147,361		177,719
Commercial egg		24,616		22,551
Turkey		-		28,339
Beef		-		2,708
Others		-		365
		737,856		898,704
Total	Ps	2,224,095	Ps	3,329,340

b) Biological assets at December 31, 2006 and 2007 consist of the following:

	2006		2007
Current biological assets:
Breeder pigs	Ps	24,775	Ps	32,464
Incubatable eggs for fattening		67,130		76,038
Total current biological assets		91,905		108,502

Non-current biological assets:
Laying and breeder hens		173,927		202,214
Incubatable eggs for laying hens		7,714		-
Pigs		25,231		27,280
Laying hens		521,044		577,043
Allowance for productivity declines		(212,798)		(231,124)
Total non-current biological assets		515,118		575,413
Total inventories and biological assets	Ps	2,831,118	Ps	4,013,255

The change in the historical value of biological assets and agricultural products to be presented at their fair value was Ps. 28,072 in 2005 (increase), Ps. 10,879 in 2006 (increase) and Ps. 10,882 in 2007 (increase). In 2005, 2006 and 2007, the effects were included as part of the caption Net revenue.

6. Property, Plant and Equipment

a) Property, plant and equipment consists of the following as of December 31:

	Useful lives (years)	2006		2007
Land	-	Ps	811,584	Ps	856,486
Buildings, farm structures and equipment	7-27		13,270,667		13,987,063
Office, furniture and equipment	3		218,498		227,183
Transportation equipment	6		1,159,922		1,162,747
			15,460,671		16,233,479
Accumulated depreciation			(6,264,119)		(6,702,709)
Net			9,196,552		9,530,770
Construction in progress			639,343		725,469
Total		Ps	9,835,895	Ps	10,256,239

b) Depreciation expense for the years ended December 31, 2005, 2006 and 2007, was Ps 497,819, Ps 537,383, and Ps 571,393, respectively.

7. Goodwill

In 1999, goodwill was derived from the purchase of the shares of Grupo Campi, S.A. de C.V. in the amount of Ps. 367,135. At December 31, 2005 and 2006, accumulated amortization aggregates Ps. 66,287. As mentioned in Note 2 k), in 2006 and 2007, goodwill was not amortized derived from the adoption of bulletin B-7, Business Acquisitions.

8. Notes Payable to Banks and Long-term Debt

a) Short-term notes payable to banks, as of December 31, consists of the following:

	2006		2007
Unsecured notes payable to banks:
Denominated in Mexican pesos, interest rate: TIIE(1) FIRA(2) rate less 3.00 points		-		40,000
Total notes payable to bank	Ps	-	Ps	40,000

The weighted average interest rate on short-term notes payable at December 31, 2006 and 2007 was 5.32%, and 4.93%, respectively. Average interest rates on short-term debt for the years ended December 31, 2006 and 2007 were 5.25% and 4.68%, respectively.

b) Long-term notes payable to banks, as of December 31, consists of the following:

	2006		2007

Long-term debt to banks:
Secured by equipment:
Denominated in Mexican pesos, repayable in monthly installments:
Through December, 2010, at CETES(3) rate plus 2 points	Ps	41,089	Ps	30,400

Unsecured:
Denominated in Mexican pesos, at TIIE(1) FIRA(2) rate less 3.30 points, with minimum rate of 2.90%, through December, 2010		4,113		39,201
Total		45,202		69,601
Less current portion		(9,708)		(18,844)
Total long-term debt	Ps	35,494	Ps	50,757

(1) TIIE = Interbank Equilibrium Rate
(2) FIRA = Fideicomisos Instituidos en Relación con la Agricultura
(3) CETE = Certificados de la Tesorería

Weighted average interest rates on long-term debt at December 31, 2006 and 2007 were 8.58% and 7.80%, respectively. The weighted average interest rate on the Company’s total long term debt for the years ened as of December 31, 2006 and 2007 was 9.26%, and 7.92%, respectively.

The weighted average interest rate of the Company’s total debt at December 31, 2006 and 2007 was 6.67% and 6.75%, respectively.

c) At December 31, 2006 and 2007, unused lines of credit totaled Ps 835,918 and Ps 956,050, respectively. In 2006 and 2007, the Company did not pay any fee for unused lines of credit.

d) The book value of assets collateralizing long-term debt was Ps 145,438 at December 31, 2006 and Ps 137,857 at December 31, 2007.

e) Maturities of long-term debt as of December 31, 2007 are as follows:

Year	Amount
2009	Ps	19,768
2010		19,769
2011		7,480
2012		3,740
	Ps	50,757

9. Financial Instruments

The Company has entered into contracts with Merrill Lynch, JP Morgan and Fimat USA, LLC, to hedge U.S. dollar exchange rates and corn and sorgum for the Company’s projected cash expenditures for the period from January through December 2008.

A summary of instruments as of December 31, 2006 and 2007 is as follows:
2006							Other		Ineffective
Derivatives financial Instruments	Type	Posi-tion		Notional Amount		Fair value	comprehensive income		portion (income)
Financial Instruments – Hedging
Exchange rate options	Call	Short	Ps	161,719	Ps	(24,351)	Ps	(4,121)
Exchange rate options	Call	Long		220,169		21,365		4,698
Exchange rate options	Put	Short		80,309		(47,394)		(119)
						(50,380)		458
Financial Instruments
Exchange rate options	Put	Long		160,785		30,552		-	Ps	30,552
Bean and soy futures		Long		3,181		2,143		-		2,143
Corn futures		Long		9,846		3,809		-		3,809
Bean and soy options	Call	Long		622		236		-		236
Bean and soy options	Put	Short		1,167		(216)		-		(216)
Corn options	Call	Long		2,967		3,305		-		3,305
Corn options	Put	Short		8,290		(267)		-		(267)
						39,562		-	Ps	39,562
Total						(10,818)		458
Deferred tax effect						2,055		(88)
Total net of taxes					Ps	(8,763)	Ps	370

2007							Other		Ineffective
Derivatives financial Instruments	Type	Posi- tion	Notional Amount		Fair value		comprehensive income		portion (income)
Financial Instruments – Hedging
Bean and soy futures		Short	Ps	2,469	Ps	(3,442)	Ps	(3,442)
Bean and soy futures		Long		2,379		4,424		4,424
Corn futures		Short		167		(420)		(420)
Corn futures		Long		553		1,424		1,424
Bean and soy options	Call	Long		1,890		1,947		1,947
Bean and soy options	Put	Long		3,480		(255)		(255)
Corn options	Call	Long		2,870		3,815		3,815
Corn options	Put	Short		5,380		(226)		(226)
Corn options Acerca	Put	Long		48,438		99,310		99,310
Embedded corn futures		Long		16,356		15,549		15,549
						122,126		122,126
Financial Instruments
Exchange rate options	Call	Long		49,500		9,424		-	Ps	9,424
Exchange rate options	Put	Long		7,500		429		-		429
Exchange rate options	Call	Short		8,500		(15,632)		-		(15,632)
Exchange rate options	Put	Short		85,000		(3,871)		-		(3,871)
Exchange rate forward	Call	Long		147,500		21,246		-		21,246
Exchange rate forward	Put	Short		120,000		(10,219)		-		(10,219)
						1,377		-	Ps	1,377
Total						123,503		122,126
Deferred tax effect						(23,466)		(23,204)
Total net of taxes					Ps	100,037	Ps	98,922

As a part of the exchange rate strategy, there are certain financial derivatives to reduce the exchange rate risk in purchase transactions. There are contract agreements for call and put options for short-term hedge which cover assets of U.S. 367 thousand for 2006 and U.S.277 thousand for 2007, as well as liabilities of U.S. 233 thousand and U.S. 225 thousand for 2006 and 2007, respectively. These contracts resulted in a charge to the income statement by Ps 70,495 for 2006 and a credit by Ps 8,097 for 2007 included in the comprehensive cost of financing.

10. Commitments

a) The Company has entered into operating leases for certain offices, production sites, automotive and computer equipment. Most leases contain renewal options. Rental expense was as follows:

Year ended December 31,	Amount
2005	Ps	33,160
2006		30,762
2007		40,733

b) Future minimum annual rental payments under existing operating leases with initial terms in excess of one year as of December 31, 2007, are as follows:

Year ended December 31,	Amount
2008	Ps	69,989
2009		62,658
2010		56,671
2011		55,141
2012		54,447
2013 and thereafter		12,006
Total	Ps	310,912

c) In 2005, 2006, and 2007 annual rental expense under operating leases was Ps. 139,597, Ps 124,028, and Ps 153,165, respectively.

11. Other taxes payable and other accruals

An analysis of other taxes payable and other accruals presented in the financial statements is as follows:

	2006		2007
Expenses payable	Ps	123,122	Ps	91,981
IMSS, SAR and INFONAVIT		49,491		56,476
Other accounts payable		21,907		39,005
Trade advances		32,914		38,204
Employee profit sharing		5,254		5,756
Salaries payable		5,707		4,514
Tax payable		3,235		4,128
Payroll tax		971		2,637
Interest payable		972		728
Total	Ps	243,573	Ps	243,429

12. Foreign Currency Position

a) A summary of the Company’s assets and liabilities denominated in U.S. dollars (the only foreign currency) as of December 31 is as follows:

	(Thousands U.S. dollars)
	2006	2007
Assets:
Cash and cash equivalents	$23,776	$34,862
Advances to suppliers (included in inventories and property, plant and equipment)	39,001	37,116
	62,777	71,978
Liabilities:
Accounts payable	(15,984)	(14,148)
Net long position	$46,793	$57,830

b) As of December 31, 2006 and 2007, the exchange rate was Ps 10.82 and Ps 10.91 per dollar, respectively. At March 17, 2008, the date of the audit report on these financial statements, the exchange rate was $ 10.76 per U.S. dollar.

c) Assets from foreign origin included in the consolidated balance sheets as of December 31, 2006 and 2007, were:

	(Thousands of U.S. dollars)
	2006	2007
Inventories	$20,654	$29,899
Property, plant and equipment	140,093	141,695

d) Imported raw materials, in thousands of U.S. dollars, were $ 416,974 in 2005, $ 483,278 in 2006 and $ 655,922 in 2007.

13. Labor Obligations

An analysis of the net period cost, reserve amounts and the assumptions considered in the pension plan, the seniority premium and severance obligation at December 31 is as follows:

	Pension plan						Seniority Premium						Severance
	2005		2006		2007		2005		2006		2007		2005		2006		2007
Net period cost:
Labor cost	Ps	10,798	Ps	11,791	Ps	15,429	Ps	3,296	Ps	3,781	Ps	4,361	Ps	9,143	Ps	9,475	Ps	9,191
Return on plan assets		(7,369)		(8,395)		(10,090)		-		-		-		-		-		-
Amortization of unrecognized prior past service costs		2,698		2,429		2,239		3,439		3,757		1,215		4,583		1,530		4,250
Interest cost		7,906		7,864		8,890		2,090		2,298		2,348		1,877		1,993		1,765
Net period cost	Ps	14,033	Ps	13,689	Ps	16,468	Ps	8,825	Ps	9,836	Ps	7,924	Ps	15,603	Ps	12,998	Ps	15,206
Loss from early extinguishment of obligations	Ps	-	Ps	-	Ps	-	Ps	-	Ps	-	Ps	-	Ps	2,044	Ps	941	Ps	2,514

	Pension plan				Seniority Premium				Severance
	2006		2007		2006		2007		2006		2007
Labor Obligations:
Accumulated benefit obligation	Ps	160,280	Ps	186,865	Ps	33,063	Ps	36,306	Ps	31,936	Ps	38,567
Current benefit obligation		99,220		124,592		28,202		30,821		31,036		38,567

Projected benefit obligation		189,355		199,333		49,098		56,601		36,053		42,895
Plan assets		(160,421)		(182,017)		-		-		-		-
Unrecognized prior service cost		(22,971)		(20,959)		(6,930)		(6,283)		-		-
Transition liability		-		-		-		-		(27,913)		(23,198)
Unrecognized net gains		36,756		48,415		(15,784)		(21,490)		7,223		(455)
Unrecognized changes or improvements		(28,545)		(27,322)		104		-		-		-
Net projected benefit obligation		14,174		17,450		26,488		28,828		15,363		19,242
Unfunded accumulated benefit obligation		4,624		15,960		33,063		36,307		31,936		38,567

Current net liability over net projected liability in some subsidiaries		-		4,049		6,575		7,479		16,573		19,325
Additional liability		-		(4,049)		(6,575)		(7,479)		(16,573)		(19,325)
Intangible assets		-		4,049		5,659		5,967		16,573		18,325
Minimum labor obligation liability adjustment	Ps	-	Ps	-	Ps	916	Ps	1,512	Ps	-	Ps	1,000

Change in benefit obligation:
Benefit obligation at beginning of year	Ps	152,360	Ps	189,355	Ps	46,546	Ps	49,097	Ps	42,671	Ps	36,053
Service cost		11,791		15,429		3,781		4,361		9,475		9,191
Interest cost		7,864		8,890		2,298		2,348		1,992		1,765
Actuarial differences		8,518		(12,587)		2,339		6,379		(6,077)		9,726
Benefits paid		(1,554)		(1,754)		(5,867)		(5,584)		(8,803)		(13,840)
Changes to plan not applied		-		-		-		-		(3,205)		-
Increase for plan improvement		10,376		-		-		-		-		-
Projected benefit obligation at end of year	Ps	189,355	Ps	199,333	Ps	49,097	Ps	56,601	Ps	36,053	Ps	42,895

	Pension plan
	2006		2007
Changes in plan assets:
Plan assets at beginning of the year	Ps	130,742	Ps	160,421

Actual return on plan assets		8,395		10,090
Employer contribution		14,039		13,193
Actuarial differences		8,799		67
Benefit paid		(1,554)		(1,754)
Fair value of plan assets at end of year		160,421		182,017

Funded status		(28,934)		(17,316)
Unrecognized net actuarial loss (gain)		(36,758)		(48,415)
Unrecognized prior service cost (benefit)		22,971		20,959
Net amount recognized	Ps	(42,721)	Ps	(44,772)

The Company used December 2005, 2006 and 2007 measurement date for pension plan, seniority premium, and December 31, 2006 and 2007 for the severance plan.

The transition liability, the prior service cost and plan changes, and actuarial differences assumptions will be amortized over a period ranging from 21 to 25 years (the average remaining working life of employees).

The asset allocation for the Company’s pension plan at the end of 2005, 2006 and 2007 and the target allocation for 2008 by asset category are as follows:

	Percentage of plan at year end			Target allocation
	2005	2006	2007	2008
Fixed-income securities	75%	74%	77%	75%
Fixed-variable income securities	25%	26%	23%	25%

Target asset allocations reflect its investment strategy of maximizing the rate of return on plan assets and the resulting funded status, within an appropriate level of risk.

The rates considered in the actuarial study in 2004, 2005 and 2006 are as follows:

	2005	2006	2007
Labor obligations discount	5.25%	5.25%	5.25%
Future salary increases	1.00%	1.00%	1.00%
Return on assets	6.25%	6.25%	6.25%

The information about the expected cash flow for the pension benefit plant and seniority premium is as follows:

	Pension plan		Seniority premium		Severance
Expected benefit payment:
2008	Ps	6,972	Ps	6,395	Ps	8,215
2009		8,222		6,857		7,431
2010		9,482		7,145		7,002
2011		10,859		7,282		6,651
2012		11,957		7,369		6,303
2013-2017		76,959		37,704		27,856
Total	Ps	124,451	Ps	72,752	Ps	63,458

The above table reflects the total benefits expected to be paid from the plan.

14. Stockholders’ Equity

a) In April 1997, Bachoco had a stock split and created so-called “BL” units, which consist of one series “B” share and one series “L” share, and so-called “BB” units, which consist of two series “B” shares. Series “L” shares have limited voting rights.

In September 2006, the Company separated the BL units into B and L shares and converted the series L shares into series B shares; consequently only one series remains (series B). All shares issued and outstanding shares have voting rights.

b) In 2005, 2006 and 2007, the Company declared and paid cash dividends at nominal values of Ps 239,098, Ps 353,880 and Ps 353,880, respectively (Ps 263,719, Ps 378,025 and Ps 363,708, in constant Mexican pesos) or Ps 0.40, Ps 0.59 and Ps 0.59, respectively, per share in nominal pesos.

c) The Mexican Corporation Act requires that at least 5% of each year’s net income be appropriated to increase the legal reserve until such reserve is equal to 20% of capital stock issued and outstanding. The balance of the legal reserve at December 31, 2006 and 2007, included in retained earnings, was Ps 205,735.

d) The Company approved a stock repurchase plan in 1998, in conformity with the Mexican Securities Trading Act, providing a stock repurchase reserve for that purpose of Ps 180,000 (Ps 303,861 expressed in constant Mexican pesos) through the appropriation of retained earnings in 1998. During 2005 the Company repurchased 920 thousand shares for Ps 11,462. During 2006 and 2007, no shares were repurchased. In 2005, and 2006, the Company sold 800 thousand and 920 thousand of shares, respectively, previously repurchased; the sales value of latter was for Ps 2,954 and
Ps 17,604, respectively. In 2007 no shares were sold.

e) The Company is required to pay taxes on dividends distributed to stockholders only to the extent the payment made exceeds the balance of the “net tax profit account” (CUFIN), which is used to control earnings on which income tax has already been paid. Income tax paid on dividends refers to a tax payable by corporate entities and not by individuals.

The Company obtains the majority of its revenues and net profit from Bachoco, S.A. de C.V. (BSACV). For the years 2005 through 2007, pretax income of BSACV, represented between 90% and 94% of Bachoco’s consolidated pretax income.

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

15. Income Tax, Asset Tax, and Flat-Rate Business Tax

a) Income tax

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

The simplified regime establishes that the taxable base for income tax is determined on revenues collected net of deductions paid. The tax rate for this regime was 16% in 2005, and 2006. In 2007 it was 19%.

The income tax reforms passed in December 2004 include the elimination, as from beginning in the 2006 fiscal year, of the taxable deduction of purchases so as to permit only the deduction of cost of sales. This reform is only applicable to the subsidiary Campi Alimentos S.A. de C.V. as it pays taxes under the general regime, while for BSACV it is not applicable, due to the fact that it pays taxes under the simplified regime.

In 2006 changes were made to Mexican tax law that as of 2007, will increase the tax rate from 16% to 19%. This change resulted in a charge of Ps. 336,376 to income, reflected in deferred taxes under “change in tax rates”.

b) Asset tax

As of January 1, 2007, asset tax rate is payable at the 1.25% rate and liabilities are no longer deductible from the asset tax base. Through December 31, 2007, the 1.8% asset tax was payable on the average value of most assets net of certain liabilities. The asset tax in 2005, 2006 and 2007 amounted to Ps 21,418, Ps 28,267 and Ps 27,189, respectively. In each of the three years the Company credited against these amounts the income tax paid.

The Company and its subsidiaries are required to pay asset tax if the amount of asset tax exceeds the computed income tax liability. Asset tax paid can be credited against income tax in subsequent years (up to ten years). At December 31, 2007, the Company had Ps 6,420 in asset tax credits.

Base year	Asset tax paid		Year of expiration
2004	Ps	10	2014
2005		3,258	2015
2006		3,152	2016
	Ps	6,420

During 2007, a new tax reform was enacted and it abolished the asset tax effective in 2008.

c) Flat-Rate Business Tax (FRBT)

The Flat-Rate Business Tax (FRBT) Law was published in the Official Gazette on October 1, 2007. This Law will come into force as of January 1, 2008 and abolish the Asset Tax Law.

Current-year FRBT is computed by applying the 17.5% (16.5% for 2008 and 17% for 2009) rate to income determined on the basis of cash flows, as defined, net of authorized credits.

FRBT credits derive mainly from the unamortized negative FRBT base and salary credits and social security contributions, as well as credits derived from the deduction of certain investments, such as inventories and fixed assets, during the transition period starting on the date on which the FRBT came into force.

FRBT shall be payable only to the extent it exceeds income tax for the same period. In other words, to determine FRBT payable, income tax paid in a given period shall first be subtracted from the current FRBT of the same period and the difference shall be the FRBT payable.

Should a negative FRBT base be determined because deductions exceed taxable income, there will be no FRBT payable. The amount of the negative base multiplied by the FRBT rate results in a FRBT credit, which may be applied against income tax for the same year or, if applicable, against FRBT payable in the next ten years.

Based on tax result projections, the Company considers that it will be subject to the payment of income tax in the following years.

d) Income tax charged to results

For the years ended December 31, 2005, 2006 and 2007, income tax charged (credited) to results of operations was as follows:

	2005		2006		2007
Current year income tax	Ps	363,587	Ps	250,519	Ps	143,029
Current year asset tax		3,178		2,497		-
Deferred income tax		1,068		346,110		169,716
Total income tax	Ps	367,833	Ps	599,126	Ps	312,745

e) Deferred income tax

On the basis of the financial projections for the next four years based on future computations and retrospectively, based on historical results, the Company considers that it will pay income tax, therefore, the new FRBT will not have effect on the Company’s financial information.

The component of the Company’s deferred income tax (assets) and liabilities are as follows:

	2006		2007
Assets:
Accounts payable	Ps	(151,984)	Ps	(196,460)
Labor obligations		(3,032)		(8,082)
Tax loss carryforward		(6,186)		(4,613)
		(161,202)		(209,155)
Liabilities:
Inventories		330,483		420,993
Accounts receivable		229,851		396,437
Other provisions		2,491		269
Derivative financial instruments		-		23,204
Fixed assets		1,443,692		1,450,073
Effect due to change in tax rate		336,376		-
Additional liability from stockholders’ equity		6,529		288,591
		2,349,422		2,579,567
Less:
Valuation allowance		6,186		4,613
Total deferred income tax liability, net	Ps	2,182,034	Ps	2,375,025

At December 31, 2006 and 2007, the deferred income tax liability determined by considering stockholders’ equity as a temporary item is greater than the amount determined using the assets and liabilities method. Due to the above, the Company recognized an additional liability of Ps. 290,214 in 2006 and Ps. 359,717 in 2007 in order to recognize the difference between deferred tax determined using the asset and liability method and by considering the stockholders’ equity as the only temporary item.

The most significant items that gave rise to a difference between the total amount of current year income tax and the current year deferred tax determined at the statutory rate are as follows:

	2005	2006	2007
	%	%	%
Statutory income tax rate	16.00	16.00	19.00
Effect of companies outside simplified regime	2.3	4.42	4.20
Effect of non-taxable items	(2.2)	(3.04)	(3.40)
Effect due to change in tax rate from 16% to 19% in 2007		22.27
Effective income tax rate	16.1	39.65	19.80

f) Net loss carryforward

At December 31, 2007, the Company has net loss carryforwards restated in accordance with the actual Mexican Tax Law, which can offset the future taxable income for the next ten years, as follows:

Net loss carryforward
Base year	Year of expiration	Restated amount
2001	2011	Ps	16,092
2005	2015		229
		Ps	16,321

g) Equity tax value

At December 31, 2006 and 2007, the tax value of the Company’s equity, which will not be subject to taxation, is comprised of the following:

	2006		2007
Restated contributed capital (CUCA)	Ps	1,877,344	Ps	1,877,344
Net tax profit (CUFIN) and net reinvested tax profit (CUFINRE)		2,399,602		2,574,183
Total	Ps	4,276,946	Ps	4,451,527

16. Other ordinary income, expense net

As of December 31, 2006 and 2007, other ordinary income, expense net were as follows:

	2005		2006		2007
Other ordinary income:
Sales of waste animals, raw materials, by-products and others.	Ps	215,587	Ps	206,528	Ps	276,094
Tax incentives		9,054		32,379		73,054
Total other ordinary income		224,641		238,907		349,148

Other ordinary expense:
Cost of waste animals, raw materials, by-products and others.		(189,998)		(182,324)		(261,703)
Employee profits sharing		(3,457)		(4,362)		(4,828)
Other		(57,147)		(33,794)		(13,046)
Total other ordinary expense		(250,602)		(220,480)		(279,577)
Total other ordinary income net:	Ps	(25,961)	Ps	18,427	Ps	69,571

Employee profits sharing

The Company and BSACV have no employees, but each of the subsidiaries of the Company that has employees is required under Mexican law to pay employees, in addition to their compensation and benefits, profit sharing in an aggregate amount equal to 10% of such subsidiary’s taxable income subject to certain adjustments.

Employee profit sharing is recorded as part of the other expenses caption.

17. Financial information by segments

The segments to be reported are focused by product line. Inter-segment transactions have been eliminated. Our Poultry segment is comprised of our chicken and egg products due to its similarity and to the fact that egg sales do not exceed 10% of total revenue for the years ended on December 31, 2005, 2006 and 2007. The information included under “Others” corresponds to pigs, balanced animal feed and other sundry sub-products. The required disclosures are shown below:

	As of and for the year ended December 31, 2005
	Poultry		Others		Total
Net revenues	Ps	13,871,147	Ps	1,747,045	Ps	15,618,192
Cost of sales		(9,740,992)		(1,493,570)		(11,234,562)
Gross profit		4,130,155		253,475		4,383,630
Interest income		304,045		12,469		316,514
Interest expense and other financing costs		(209,129)		(375)		(209,504)
Loss on net monetary position		(118,724)		-		(118,724)
Income tax and asset tax		(335,554)		(32,279)		(367,833)
Majority net income		1,830,128		78,407		1,908,535
Property, plant and equipment, net		9,300,678		216,373		9,517,051
Total assets		15,836,258		694,647		16,530,905
Total liabilities		(2,838,443)		(189,405)		(3,027,848)
Capital expenditures		835,529		-		835,529
Expenses not requiring cash disbursement:
Depreciation		489,396		8,423		497,819

	As of and for the year ended December 31, 2006
	Poultry		Others		Total
Net revenues	Ps	13,486,020	Ps	2,064,945	Ps	15,550,965
Cost of sales		(10,220,870)		(1,832,116)		(12,052,986)
Gross profit		3,265,150		232,829		3,497,979
Interest income		288,932		13,978		302,910
Interest expense and other financing costs		(129,506)		(2,346)		(131,852)
Loss on net monetary position		(150,438)		-		(150,438)
Income tax and asset tax		(567,933)		(31,193)		(599,126)
Majority net income		826,642		79,544		906,186
Property, plant and equipment, net		9,576,266		259,629		9,835,895
Total assets		16,833,872		725,367		17,559,239
Total liabilities		(3,321,636)		(134,649)		(3,456,285)
Capital expenditures		856,227		-		856,227
Expenses not requiring cash disbursement:
Depreciation		523,720		13,663		537,383

	As of and for the year ended December 31, 2007
	Poultry		Others		Total
Net revenues		$15,885,828		Ps2,333,819		Ps18,219,647
Cost of sales		(12,353,458)		(2,124,403)		(14,477,861)
Gross profit		3,532,370		209,416		3,741,786
Interest income		304,030		14,849		318,879
Interest expense and other financing costs		(133,913)		(7,665)		(141,578)
Loss on net monetary position		(151,035)		(3,779)		(154,814)
Income tax and asset tax		(280,792)		(31,953)		(312,745)
Majority net income		1,203,149		67,792		1,270,941
Property, plant and equipment, net		9,986,129		270,110		10,256,239
Total assets		18,264,882		851,542		19,116,424
Total liabilities		3,798,656		190,602		3,989,258
Capital expenditures		987,322		4,415		991,737
Expenses not requiring cash disbursement:
Depreciation	Ps	556,188	Ps	15,205	Ps	571,393

Revenues from our poultry segment are analized as follows:

	As of and for the year ended December 31, 2005
	Chicken		Egg		Total
Net revenues	Ps	12,517,765	Ps	1,353,382	Ps	13,871,147

	As of and for the year ended December 31, 2006
	Chicken		Egg		Total
Net revenues	Ps	12,053,293	Ps	1,432,727	Ps	13,486,020

	As of and for the year ended December 31, 2007
	Chicken		Egg		Total
Net revenues	Ps	14,135,242	Ps	1,750,586	Ps	15,885,828

18. New accounting Pronouncements

The most important new pronouncements that will come into force in 2008 are as follows:

MexFRS B-2, Statement of Cash Flows
In November 2007, MexFRS B-2 was issued by the CINIF to replace MexFRS B-12, Statement of Changes in Financial Position. This standard establishes that the statement of changes in financial position will be substituted by a statement of cash flows as part of the basic financial statements. The main differences between both statements lie in the fact that the statement of cash flows will show the entity’s cash receipts and disbursements for the period, while the statement of changes in financial position showed the changes in the entity’s financial structure rather than its cash flows. In an inflationary environment, the amounts of both financial statements are expressed in constant Mexican pesos. However, in preparing the statement of cash flows, the entity must first eliminate the effects of inflation for the period and, accordingly, determine cash flows at constant Mexican pesos, while in the statement of changes in financial position, the effects of inflation for the period are not eliminated.

MexFRS B-2 establishes that in the statement of cash flows, the entity must first present cash flows derived from operating activities, then from investing activities, the sum of these activities and finally cash flows derived from financing activities. The statement of changes in financial position first shows the entity’s operating activities, then financing activities and finally its investing activities. Under this new standard, the statement of cash flows may be determined by applying the direct or indirect method.

The transitional rules of MexFRS B-2 establish that the application of this standard is prospective. Therefore, the financial statements for years ended prior to 2008 presented for comparative purposes, should include a statement of changes in financial position, as established by MexFRS B-12. The Company is analyzing the method to be applied as of January 1, 2008.

MexFRS B-10, Effects of Inflation
In July 2007, the CINIF issued MexFRS B-10, Effects of Inflation, which is applicable for years beginning on or after January 1, 2008 and replaces MexFRS B-10, Accounting Recognition of the Effects of Inflation on Financial Information. MexFRS B-10 defines the two economic environments in Mexico that will determine whether or not entities must recognize the effects of inflation on financial information: 1) inflationary, when inflation is equal to or higher than 26% accumulated in the preceding three fiscal years (an 8% annual average); and 2) non-inflationary, when accumulated inflation for the preceding three fiscal years is less than the aforementioned accumulated 26%. Based on these definitions, the effects of inflation on financial information must be recognized only when entities operate in an inflationary environment.

This standard also abolishes the use of the specific-indexation method for the valuation of imported fixed assets and the replacement-cost method for the valuation of inventories, thus eliminating the result from holding non-monetary assets. Therefore, at the date this MexFRS comes into force, entities which have recognized any accumulated result from holding non-monetary assets in their stockholders’ equity, under Retained earnings (accumulated deficit), must identify the realized and unrealized portions of such result.

The realized result from holding non-monetary assets must be reclassified to Retained earnings, while the unrealized portion must be maintained as such within stockholders’ equity, and reclassified to results of operations when the asset giving rise to it is realized. Whenever it is deemed impractical to separate the realized from the unrealized result from holding non-monetary assets, the full amount of this item may be reclassified to the Retained earnings caption.

The effect of the adoption of this standard on the Company’s 2008 financial statements shall be the Company’s ceasing to recognize the effects of inflation on its financial information and reclassifying the total amount of the result from holding non-monetary assets to retained earnings.

MexFRS D-3, Employees Benefits
On January 1, 2008, the new MexFRS D-3, Employee Benefits, issued by the CINIF, went into effect and replaced the old MexFRS D-3, Labor Obligations. The most significant changes contained in MexFRS D-3 are as follows: i) shorter periods for the amortization of unamortized items, with the option to credit or charge actuarial gains or losses directly to results of operations, as they accrue; ii) elimination of the recognition of an additional liability and resulting recognition of an intangible asset and comprehensive income item; iii) accounting treatment of current-year and deferred employee profit sharing, requiring that deferred employee profit sharing be recognized using the asset and liability method established under MexFRS D-4; and iv) current-year and deferred employee profit sharing expense is to be presented as an ordinary expense in the income statement rather than as part of taxes on profits.

The adoption of this standard in 2008 will require that both the additional liability and the related intangible asset and comprehensive income item be eliminated and that the unamortized items be carried to results of operations in a period not exceeding five years. The initial effect of the recognition of deferred employee profit sharing must be charged or credited to retained earnings with no effect on results of operations for the year ending December 31, 2008.

At the date of the audit report on these financial statements, management is evaluating what effect the observance of this accounting pronouncement will have on the Company’s results of operations and financial position. Such effects are expected to be material.

MexFRS D-4, Taxes on Profits
In July 2007, the CINIF issued MexFRS D-4, Taxes on Profits, which is applicable for years beginning on or after January 1, 2008 and replaces MexFRS D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing. The most significant changes included in this standard with respect to MexFRS D-4 are as follows: i) the concept of permanent differences is eliminated, since the asset and liability method requires the recognition of deferred taxes on all differences in balance sheet accounts for financial and tax reporting purposes, regardless of whether they are permanent or temporary; ii) since current-year and deferred employee profit sharing is considered as an ordinary expense, its treatment is excluded from this standard and is now addressed under MexFRS D-3; iii) asset tax is required to be recognized as a tax credit and, consequently, as a deferred income tax asset only in those cases in which there is certainty as to its future realization; and iv) the cumulative effect of adopting MexFRS D-4 is to be reclassified to retained earnings, unless it is identified with comprehensive items in stockholders’ equity not yet taken to income.

MexFRS 5, Accounting Recognition of the Additional Consideration Agreed at the Inception of a Derivative to Adjust the Instrument to its Fair Value
In November 2007, the CINIF issued the Interpretation to MexFRS 5, which is effective for years beginning on or after January 1, 2008. This Interpretation is intended to clarify whether or not the additional consideration agreed at the inception of a derivative to adjust the instrument to its fair value should be amortized over the life of the hedge.

MexFRS C-10, Derivative Financial Instruments and Hedging Activities, establishes that transaction costs and cash flows received or delivered to adjust the derivative to its fair value at the inception of the hedge (excluding premiums on options) must be amortized over the life of the hedge. However, Bulletin C-10 requires derivatives to be recognized at their fair value and consequently, under this bulletin, the additional consideration should not be amortized, since it is part of the value of the derivative.

This Interpretation clarifies that the additional consideration is part of the fair value of the derivative and, accordingly, it must be included in the value at which the derivative is initially recorded, which will be adjusted to its fair value in subsequent periods. Therefore, the additional consideration should not be amortized.

The effects of the change established by this Interpretation must be prospectively recognized, affecting the result of operations of the period in which it is effective. If the effect of the change is significant, the entity must make the related disclosure.

Whenever changes to outstanding derivatives are agreed and give rise to considerations similar to those described in this Interpretation, such considerations must be valued based on the procedure established in the Interpretation.

MexFRS 6, Formally Designating a Hedge
In November 2007, the CINIF issued the Interpretation to MexFRS 6, which is effective for years beginning on or after January 1, 2008. This Interpretation is intended to clarify whether or not a derivative may be formally designated as a hedge on a date subsequent to its contract date.

MexFRS C-10, Derivative Financial Instruments and Hedging Activities, requires the hedging relationship to be documented from the “inception of the hedge” to prevent the need for retrospective designation in the future. However, this bulletin fails to clarify the meaning of “inception of the hedge”.

The Interpretation to MexFRS 6 establishes that a derivative may be designated as a hedge at its inception date or contract date or at a subsequent date, provided that it meets the conditions established in MexFRS C-10 for such designation. Also, this standard establishes that the hedge accounting treatment must not commence until such time as the entity evaluates whether the instrument qualifies as and meets the conditions for hedge accounting.

When a derivative is designated as a hedge on a date subsequent to the agreement date, the related effects will only be recognized as of the date on which it first meets the formal conditions and qualifies for consideration as a hedge.

This Interpretation complements MexFRS C-10 with respect to the conclusion reached by the CINIF as to when a hedge may be formally designated.

MexFRS 7, Application of Comprehensive Income Item Generated by a Cash Flow Hedge on a Forecasted Purchase of a Non-financial Asset
In November 2007, the CINIF issued the Interpretation to MexFRS 7, which is effective for years beginning on or after January 1, 2008. This Interpretation is intended to clarify whether or not the amount resulting from a cash flow hedge on a forecasted transaction, that is recognized in stockholders’ equity as part of comprehensive income, may be included in the cost of the non-financial asset whose value is being set by the hedge.

MexFRS C-10, Derivative Financial Instruments and Hedging Activities, establishes that if the result of a hedge of a forecasted transaction gives rise to the recognition of an asset or liability, the associated gains and losses that were previously recognized in stockholders’ equity as part of Comprehensive income shall be reclassified to the earnings of the same period or periods in which the asset or liability is carried to income.

This standard clarifies that if a derivative is designated as a cash flow hedge on a forecasted transaction, to set the price of the non-financial asset to the functional currency, the effect recognized in comprehensive income is considered a complement to the cost of the asset and, therefore, must be included in such cost.

Accordingly, MexFRS C-10 is complemented by the conclusion of the Interpretation to MexFRS 7.

The effect of the adoption of this Interpretation to MexFRS 7 must be recognized by reclassifying, at the Interpretation’s effective date, all relevant balances presented in Comprehensive income to the cost of the asset acquired.

Management considers that the application of the MexFRS 5, FRS 6, and FRS 7 will have no material effect on the Company’s financial position or on its results of operations.

19. Differences Between Mexican FRS and United States Generally Accepted Accounting Principles

The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“MexFRS”), which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

The Mexican and U.S. GAAP prior periods amounts, included throughout Note 18, are presented in constant Mexican pesos by using the 1.0376 and 1.0796 Mexican inflation factor, respectively. The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under MexFRS because the application of bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost based financial reporting for both Mexican and US accounting purposes as permitted by the “Securities and Exchange Commission” (SEC).

The principal differences between MexFRS and U.S. GAAP, as they relate to us, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect income and stockholders’ equity.

Cash flow information:
Under MexFRS, the Company presents consolidated statements of changes in financial position, as described in Note 2 d).

Statement of Financial Accounting Standards No. 95 (“SFAS 95”), Statement of Cash Flows, does not provide guidance with respect to inflation adjusted financial statements. In accordance with MexFRS, the changes in current and long-term debt due to re-expression in constant pesos, including the effect of exchange differences, is presented in the statement of changes in financial position in the financing activities section. Also, under U.S. GAAP non-cash investing activities are not reported in the Statement of Cash Flows, including the capitalization of debt; whereas under MexFRS non-cash transactions affecting the financial structure of an entity, such as converting debt into equity, must be presented separately in the statement of changes in financial position.

A consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

Cash Flow Information	Years ended December 31,
	2005		2006		2007
OPERATING ACTIVITIES:
Net income	Ps	1,893,395	Ps	895,570	Ps	1,261,883
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		500,684		540,862		575,306
Deferred income tax		(2,126)		330,982		168,405
Loss (gain) on net monetary position		118,414		149,825		154,765
Labor obligations, net period cost		40,505		58,155		44,619
		2,550,872		1,975,394		2,204,978
Changes in assets and liabilities:
Accounts receivable		(214,857)		(85,313)		(375,590)
Inventories and biological assets		(603,362)		(780,452)		(1,418,210)
Prepaid expenses and other accounts receivable		(36,925)		25,502		(74,556)
Accounts payable		(9,645)		392,321		338,084
Related parties		53		6,410		14,944
Other taxes payable and other accruals		148,024		(60,488)		(35,827)
Labor obligations, net		(58,474)		(26,085)		(37,610)
Derivative financial instruments		-		(5,856)		(36,131)
Cash flows provided by operating activities		1,775,686		1,441,433		580,082

FINANCING ACTIVITIES:
Proceeds from issuance of notes payable to banks		176,590		-		80,000
Repayment of long-term debt and notes payable		(212,570)		(107,324)		(12,529)
Cash dividends paid		(263,719)		(378,075)		(363,708)
Repurchase (sale) of stock		(8,536)		17,849		-
Cash flows used in financing activities		(308,234)		(467,550)		(296,237)

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment		(847,821)		(904,300)		(998,622)
Other assets		(2,711)		(2,696)		(2,216)
Cash flows used in investing activities		(850,532)		(906,996)		(1,000,838)

Effect of inflation accounting		194,673		96,959		172,978

Net ( decrease ) increase in cash and cash equivalents		811,592		163,846		(544,015)
Cash and cash equivalents at beginning of year		2,608,453		3,420,045		3,583,891
Cash and cash equivalents at end of year	Ps	3,420,045	Ps	3,583,891	Ps	3,039,876

Agriculture
The Company follows the requirements of the MexFRS E-1, Agriculture, which establishes the rules for recognizing, valuing, presenting and disclosing biological assets and agricultural products; it also establishes the treatment to be given to government subsidies on biological assets.

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

In conformity with U.S. GAAP, under SOP 85-3 biological assets and agricultural products are to be valued at cost. Accordingly, the reconciliation between MexFRS and U.S. GAAP for 2005, 2006 and 2007 includes a reversal of the unrealized (gain) on valuation of biological assets and agricultural products at fair value, which gave rise to a decrease of
Ps (28,072), Ps. (10,879) and Ps (10,882), respectively.

Capitalized interest:
Under U.S. GAAP, interest on borrowings in foreign currencies or comprehensive cost of financing incurred during the qualifying construction period must be considered as an additional cost of qualifying constructed assets to be capitalized in plant, property and equipment and depreciated over the lives of the related assets. The amount of the capitalized comprehensive cost of financing for U.S. GAAP purposes was determined by applying the weighted average interest rate.

Under MexFRS in force through December 31, 2006, the Company did not capitalize the comprehensive cost of financing in the MexFRS financial statements. Starting January 1, 2007, although we adopted the policy of capitalizing the comprehensive result of financing on assets under construction, as a result of MexFRS D-6, we did not capitalize any comprehensive result of financing due to its immateriality as described in Note 2. The reconciling items for 2007, 2006 and 2005 show the capitalization of interest as required under U.S.GAAP.

Deferred income tax and deferred employee profit sharing:
As mentioned in Note 15, under MexFRS, deferred income tax is determined on all differences in balance sheets accounts for financial and tax reporting purposes, using the enacted tax rate at the balance sheet date, which also is in conformity with Statement of Financial Accounting Standards No. 109 (“SFAS 109”), Accounting for Income Taxes.

As of December 31 2006 and 2007, the deferred tax liability is Ps 2,174,307 and
Ps 2,365,939, respectively, for US GAAP purposes. Current deferred tax liability is
Ps 497,282 and Ps 739,444 for 2006 and 2007 respectively. Under US GAAP, the balance sheet classification is based on the classification of the underlying item which gives rise to the deferred income taxes. Under MexFRS, the balance sheet classification is non-current.

The Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under U.S. GAAP is determined following the guidelines of SFAS No.109, while under MexFRS, the deferred consequences of employee profit sharing are determined only on temporary non-recurring differences with a known turnaround time. Our reconciliations between MexFRS and U.S. GAAP do not include deferred employee profit sharing as related amounts are not significant.

The deferred tax adjustment included in the net income and stockholders’ equity reconciliations also includes the effect of deferred taxes on all U.S. GAAP adjustments reflected in the reconciliation between MexFRS and U.S. GAAP.

Severance indemnities.
Under MexFRS, revised D-3, effective 2005, companies are required to recognize a severance indemnity liability calculated based on actuarial valuations. Similar recognition criteria under U.S. GAAP are established in SFAS No. 112, "Employers' Accounting for Post-employment Benefits" which requires that a liability for certain termination benefits provided under an ongoing benefit arrangement such as these statutorily mandated severance indemnities be recognized in income when the likelihood of future settlement is probable and the liability can be reasonably estimated. MexFRS allows for the Company to amortize the transition obligation related to the adoption of revised MexFRS D-3 over the expected service life of the employees, (as from January 1, 2008 the transition obligation must be amortized at most in five years).
As of December 31, 2006 and 2007, the amount of past service cost to be amortized under MexFRS amounts to Ps 20,691 and Ps 2,507, respectively. These amounts were included in the US GAAP reconciliation of equity.

SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106 and 132(R)”:
This statement requires (1) recognition on the balance sheet of an asset for a defined benefit plan’s overfunded status or a liability for a plan’s underfunded status, (2) measurement of a defined benefit plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and (3) recognition of the changes in the funded status of a defined benefit postretirement plan as a component of other comprehensive income in the year the changes occur.

In 2006 the Company adopted SFAS 158 for USGAAP reconciliation purposes

The incremental effects of adopting of this adoption on the individual line items as of December 31, 2006 on the consolidated US GAAP balance sheet is shown in the following table:

	2006
	Before		SFAS 158		After
Net projected benefit obligation (pension)	Ps	14,175	Ps	14,759	Ps	28,934
Net projected benefit obligation (seniority premium)		26,488		22,610		49,098
Net projected benefit obligation (Severance)		36,053		-		36,053
Minimum labor obligation liability adjustment (Seniority premium)		916		(916)		-
			Ps	36,453	Ps	114,085

The components of the plan funded status that are reflected in the consolidated statement of financial position as of December 31, 2007 and 2006 are as follows:

	2006
	Pension plan		Seniority premium		Severance		Total
Projected benefit obligation	Ps	189,355	Ps	49,098	Ps	36,053	Ps	274,506
Market value of plan assets		160,421		-		-		160,421
Under-funded defined benefit plan	Ps	28,934	Ps	49,098	Ps	36,053	Ps	114,085

	2007
	Pension plan		Seniority premium		Severance		Total
Projected benefit obligation	Ps	199,333	Ps	56,601	Ps	42,895	Ps	298,829
Market value of plan assets		182,017		-		-		182,017
Under-funded defined benefit plan	Ps	17,316	Ps	56,601	Ps	42,895	Ps	116,812

Effects of inflation accounting on U.S. GAAP adjustments:
To determine the net effect on the consolidated financial statements of recognizing the U.S.GAAP adjustments described throughout this Note, it is also necessary to recognize the effects of inflation on such adjustments as described in Note 2. These effects are taken into consideration in the preparation of U.S. GAAP reconciliations of net income and stockholders’ equity.

Goodwill
Beginning January 1, 2005, due to the adoption of MexFRS B-7, goodwill is no longer amortized, but rather is subject to periodic impairment valuations.

For US GAAP purposes, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” in 2002. Up to December 31, 2004, the Company recognized and accumulated effect (increase in equity) of Ps. 58,716 for the non amortization of goodwill, under US GAAP.

In 2005, 2006 and 2007, the Company performed the required impairment tests of goodwill and the tests did not result in an impairment charge.

Reporting comprehensive income
For US GAAP reconciliation purposes, the Company has adopted the SFAS No. 130, “Reporting Comprehensive Income” SFAS 130, which establishes rules for reporting and disclosure of comprehensive income and its components. Comprehensive income consists of current year net income plus the following items applied to stockholders’ equity: the result from holding non-monetary assets net of taxes, the cumulative effect of deferred taxes, the effect of adopting SFAS158 and the effective portion of changes in the fair value of financial instruments.

Reclassification
Certain amounts were reclassified to conform to the 2007 presentation.

Disclosure about fair value of financial instruments:
In accordance with Statement of Financial Accounting Standards No. 107 (“SFAS 107”), “Disclosures about fair value of financial instruments,” under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of cash and short-term investments, accounts receivable, accounts payable , accrued liabilities and notes payable approximate fair values due to the short term maturity of these instruments.

Accounting for uncertainty in income taxes:
In July 2006, the FASB issued the final interpretation No. 48 (FIN 48). The Company adopted the provisions of FIN 48 as of January 1, 2007. This statement requires a company to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination.

If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% (cumulative probability basis) likely of being realized upon ultimate settlement.

The Company applied the provisions of FIN No. 48 to all its tax positions under SFAS No. 109 upon initial adoption. The adoption of FIN 48 did not have a material impact on the Company’s consolidated financial position and did no result in a cumulative adjustment to retained earnings at adoption.

Recent Accounting Pronouncements:

Fair value measurement (FASB Statement 157):
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement”. SFAS No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures.

The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS No. 157 beginning on January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The Company is currently evaluating the effect of adopting this standard on its consolidated results of operations and financial position.

Amendment of FASB Interpretation No. 39 (FSP FIN 39-1)
In April 2007, the FASB issued FASB Staff Position (“FSP”) FIN 39-1, which amends certain aspects of FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts - an interpretation of APB Opinion No. 10 and FASB Statement No. 105 (“FSP FIN 39-1”). FSP FIN 39-1 amends paragraph 10 of FIN 39 to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts, including amounts that approximate fair value, recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. Derivative instruments permitted to be netted for the purposes of the FSP include those instruments that meet the definition of a derivative in FASB Statement No. 133, Accounting for Derivative Financial Instruments and Hedging Activities, including those that are not included in the scope of Statement 133 (for example, a financial guarantee, weather derivatives, etc.). The decision to apply the guidance of the FSP FIN 39-1 is an accounting policy decision and should be consistently applied.

The FSP is effective for fiscal years beginning after November 15, 2007, with early application permitted. A reporting entity should recognize the effects of applying this FSP as a change in accounting principle through retrospective application for all financial statement presented. If it is impracticable to apply the guidance in this FSP retrospectively for all financial statements presented, the reporting entity should disclose why it is impracticable and apply the guidance in this FSP retrospectively for as many consecutive prior financial statements as practicable.

Upon adoption of this FSP, a reporting entity is permitted to change its accounting policy to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements. The Company has not determined the effect of this new pronouncement.

In December 2007, the FASB issued Statement of Financial Accounting Standards ("FAS") No. 141 (revised 2007), Business Combinations (“FAS 141(R)") which replaces FAS No.141, Business Combination. FAS 141(R) retains the underlying concepts of FAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but FAS 141(R) changed the method of applying the acquisition method in a number of significant aspects.

FAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. FAS 141(R) amends FAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of FAS 141(R) would also apply the provisions of FAS 141(R). Early adoption is not allowed. The Company is currently evaluating the impact of adopting this standard on its consolidated results of operations and financial position.

“Noncontroling Interest in Consolidated Financial Statements” SFAS No. 160
In December 2007, the FASB issued Statement of Financial Accounting Standards ("FAS") No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51 (“FAS 160)"). FAS 160 amends ARB 51 to establish new standards that will govern the accounting for and reporting of (1) noncontrolling interest in partially owned consolidated subsidiaries and (2) the loss of control of subsidiaries. FAS 160 is effective on a prospective basis for all fiscal years, and interim periods within those fiscal years beginning, on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. Early adoption is not allowed. The Company is currently evaluating the impact of adopting this standard on its consolidated results of operations and financial position.

“Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” or SFAS 161
On March 19, 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (FAS 161). This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. It is effective for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. The Company is currently evaluating the impact of adopting this standard on its consolidated results of operations and financial position.

Hierarchy if Generally Accepted Accounting Principles or SFAS No. 162
In May 2008, the FASB issued Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (FAS 162), which identifies the sources of accounting principles and the framework for selecting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. The Company is currently evaluating the impact of adopting this standard on its consolidated results of operations and financial position.

The Fair Value Option for Financial Assets and Financial Liabilities, Including an

amendment of FASB Statement No. 115 (FASB Statement No. 159)
In February 2007 the FASB published SFAS No. 159, “The Fair Value Option for Financial Assets and Financial liabilities.” This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities.

This statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This Statement does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. This statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, Fair Value Measurements, and SFAS No. 107, Disclosures about Fair Value of Financial Instruments. SFAS No. 159 will be effective for all fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact this statement will have on its financial position, results of operations and disclosures, should the Company elect to measure certain financial instruments at fair value.

Summary of adjustments to reconcile MexFRS and U.S. GAAP

The following is a summary of net income adjusted to take into account certain material differences between MexFRS and U.S. GAAP.

	Years ended December 31,
	2005		2006		2007
Net income as reported under Mexican FRS	Ps	1,910,319	Ps	907,129	Ps	1,272,226
Adjustments to reconcile net income to U.S. GAAP:
Biological assets and agricultural products valuation at fair value		(28,072)		(10,879)		(10,882)
Interest cost capitalized		12,293		8,692		6,885
Depreciation of capitalized interest		(2,865)		(3,479)		(3,913)
Net period cost due SFAS 112		-		(20,691)		(2,507)
Deferred income tax on US GAAP adjustments		3,194		15,128		1,310
Effect of inflation accounting on U.S. GAAP adjustments		310		613		49

Minority interest		(1,784)		(943)		(1,285)
Net income under U.S. GAAP	Ps	1,893,395	Ps	895,570	Ps	1,261,883
Weighted average number of shares outstanding (thousands)		599,694		599,571		600,000
Net income per share	Ps	3.16	Ps	1.49	Ps	2.10

Classification differences:
There are certain other classification differences between MexFRS and US GAAP, as follows:

-Employee profit sharing expenses are presented as other expenses for MexFRS and as selling, general and administrative expenses for US GAAP.
-Tax incentives are presented as other income for MexFRS and as income taxes for US GAAP.

The reconciliation of the stockholders’ equity between MexFRS and US GAAP is as follows:

	Years ended December 31
	2006		2007
Majority stockholders' equity as reported under Mexican FRS	Ps	14,057,528	Ps	15,080,378
Adjustments to reconcile majority stockholders’ equity to U.S. GAAP:

Biological assets and agricultural products valuation at fair value		(84,502)		(95,384)
Accumulated differences between the financing cost capitalized for MexFRS and U.S. GAAP purposes		87,596		94,481
Accumulated depreciation on the above items		(16,682)		(20,595)
Net period cost due SFAS 112		(20,691)		(23,198)
Deferred income taxes on U.S. GAAP adjustments		7,727		9,086
Accumulated amortization of goodwill		58,716		58,716
SFAS 158 effect		(36,453)		-(31,735)
Majority stockholders’ equity as reported under U.S. GAAP	Ps	14,053,239	Ps	15,071,749

The effects of the above adjustments do not have any impact on minority interest.

The consolidated statements of changes in stockholders’ equity in accordance with U.S. GAAP is as follows:

	Capital stock		Paid in-capital		Stock repurchase reserve		Retained earnings		Other comprehensive income		Comprehensive income		Total stockholders’ equity
Balance at December 31, 2004	Ps	2,294,711	Ps	723,116	Ps	170,917	Ps	12,498,927	Ps	(3,542,601)			Ps	12,145,070
Repurchase of stock		(251)		-		(11,462)		-		-		-		(11,713)
Sales of repurchased stock		222		2,954		-		-		-		-		3,176
Cash dividends paid		-		-		-		(263,719)		-		-		(263,719)
Comprehensive income:
Net income for the year		-		-		-		1,893,395		-		1,893,395		1,893,395
Components of other comprehensive income:
Deficit from holding of non monetary assets		-		-		-		-		(172,155)		(172,155)		(172,155)
Derivative financial instruments		-		-		-		-		(92,374)		(92,374)		(92,374)
Minimum labor obligations liability adjustment		-		-		-		-		(2,207)		(2,207)		(2,207)
Other comprehensive income, net of taxes												(266,736)
Comprehensive income											Ps	1,626,659
Balance at December 31, 2005		2,294,682		726,070		159,455		14,128,603		(3,809,337)				13,499,473
Sales of repurchased stock		245		17,604		-		-		-		-		17,849
Cash dividends paid		-		-		-		(378,075)		-		-		(378,075)
Comprehensive income:
Net income for the year		-		-		-		895,570		-		895,570		895,570
Components of other comprehensive income:
Deficit from holding of non monetary assets		-		-		-		-		(40,288)		(40,288)		(40,288)
Derivative financial instruments		-		-		-		-		92,744		92,744		92,744
Minimum labor obligations liability adjustment		-		-		-		-		2,420		2,420		2,420
Other comprehensive income, net of taxes												54,876
Comprehensive income											Ps	950,446
Other comprehensive income SFAS 158 adoption		-		-		-				(36,454)		-		(36,454)
Balance at December 31, 2006		2,294,927		743,674		159,455		14,646,098		(3,790,915)				14,053,239
Sales of repurchased stock		-		-		-		-		-		-		-
Cash dividends paid		-		-		-		(363,708)		-		-		(363,708)
Comprehensive income:
Net income for the year		-		-		-		1,261,883		-		1,261,883		1,261,883
Components of other comprehensive income:
Deficit from holding of non monetary assets		-		-		-		-		18,661		18,661		18,661
Derivative financial instruments		-		-		-		-		98,552		98,552		98,552
Other comprehensive income SFAS 158 effect		-		-		-		-		3,122		3,122		3,122
Other comprehensive income, net of taxes												120,335
Comprehensive income											Ps	1,382,218
Balance at December 31, 2007	Ps	2,294,927	Ps	743,674	Ps	159,455	Ps	15,544,273	Ps	(3,670,580)			Ps	15,071,749