Form 20-F
period 2008-12-31
Industrias Bachoco S.A.B. de C.V.
filed 2009-06-30
CIK 1044896

Omits Note 21 to Item 18, Report of Independent Registered Public Accounting Firms and the discussion of the reconciliation of Mexican FRS to US GAAP in Item 5:  “Operating and Financial Review and Prospects”, A. “Operating Results”.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

For the transition period from ____________ to ___________

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

Yes ☒ No ☐

Note:  Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting	Other ☒
Standards as issued by the International
Accounting Standards Board ☐
We are submitting to the SEC a form 12b-25 related to the Item 5 “Operating and Financial Review and Prospects”, A. “Operating Results”, Reconciliation to U.S. GAAP included in this document and in Note 21 of our Consolidated Financial Statements.

If “Other has been checked in response to the previous question, indicate by check mark which financial statements item the registrant has elected to follow:

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

Yes ☐ No ☐

TABLE OF CONTENTS

i

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS	49
A.	Major Shareholders	49

B.	Related Party Transactions	50

C.	Interests of Experts and Counsel	51

ITEM 8.	FINANCIAL INFORMATION	51
A.	Consolidated Statements and Other Financial Information	51

B.	Significant Changes	52

ITEM 9.	THE OFFER AND LISTING	53
A.	Offer and Listing Details	53

B.	Plan of Distribution	55

C.	Markets	55

D.	Selling Shareholders	57

E.	Dilution	57

F.	Expenses of the Issue	57

ITEM 10.	ADDITIONAL INFORMATION	57
A.	Share Capital	57

B.	Memorandum and Articles of Association	57

C.	Material Contracts	66

D.	Exchange Controls	66

E.	Taxation	67

F.	Dividends and Paying Agents	72

G.	Statement by Experts	72

H.	Documents on Display	72

I.	Subsidiary Information	72

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	73
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	74
A.	Debt Securities	74

B.	Warrants and Rights	74

C.	Other Securities	75

D.	American Depository Receipts	75

ii

iii

Industrias Bachoco, S.A.B. de C.V. is a holding company with no operations other than holding the stock of its subsidiaries.  During an extraordinary stockholders’ meeting held on November 23, 2007, our shareholders approved our name change from Industrias Bachoco S.A. de C.V. to Industrias Bachoco, S.A.B. de C.V., by operation of law and amended article one of our bylaws.  Our principal operating subsidiary is Bachoco, S.A. de C.V. (“BSACV”), which owns the principal operating assets of Industrias Bachoco, S.A.B. de C.V. and accounted for 94.1% of consolidated total assets on December 31, 2008.  References herein to “Bachoco,” “we,” “us,” “our,” “its” or the “Company” are, unless the context requires otherwise, to Industrias Bachoco, S.A.B. de C.V. and its consolidated subsidiaries as a whole.

We are incorporated under the laws of the United Mexican States (México), and all of our operations are in México.  Our principal executive offices are located at Avenida Tecnológico No. 401, Ciudad Industrial C.P. 38010, Celaya, Guanajuato, México, and our telephone number is +52 -461- 618-3555.

Presentation of Information

We publish our financial statements in Mexican pesos and present our financial statements in accordance with Mexican Financial Reporting Standards (“Mexican FRS”) in effect as of the balance sheet date and include the recognition of the effects of inflation on the financial information through December 31, 2007, based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (central bank).

Mexican FRS B-10 supersedes Bulletin B-10 "Recognition of the effects of inflation on the financial information" and its five amendment documents as well as the related circulars and Interpretation of Financial Reporting Standards (IFRS) 2. The principal considerations established by this FRS are:

(i) Recognition of the effects of inflation – An entity operates in (a) an inflationary economic environment when cumulative inflation over the immediately preceding 3-year period is equal to or greater than 26%; and (b) a non-inflationary economic environment, when inflation over the aforementioned period is less than 26%. For more detail, see Note 2-x in our Consolidated Financial Statements.

With respect to (a) above, similarly to the now superseded Bulletin B-10, the comprehensive recognition of the effects of inflation is required. For case b), the effects of inflation are not recognized; however, at the effective date of this FRS and when an entity ceases to operate in an inflationary economic environment, the restatement effects determined through the last period in which the entity operated in an inflationary economic environment (in this case 2008), must be kept and shall be reclassified on the same date and using the same procedure as that of the corresponding assets, liabilities and stockholders' equity. Should the entity once more operate in an inflationary economic environment, the cumulative effects of inflation not recognized in the periods where the environment was deemed to be non-inflationary should be recognized retrospectively.

Except as otherwise indicated, all data in the financial statements included below in Item 18 (which together with the attached notes constitute the “Consolidated Financial Statements”) and the selected financial information included throughout this Form 20 F (this “Annual Report”) have been presented in nominal pesos for the year 2008 and in constant pesos as of December 31, 2007 for the year 2007, 2006, 2005 and 2004.

Mexican FRS differs in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”).  For a discussion of certain significant differences between Mexican FRS and U.S. GAAP as they apply to us, together with a reconciliation of consolidated operating income, consolidated net income and consolidated stockholders’ equity to U.S. GAAP, and a consolidated statement of cash flows under U.S. GAAP, see Note 21 to the Consolidated Financial Statements.  The effect of price-level restatement under Mexican FRS has not been reversed in the reconciliation to U.S. GAAP.  See Note 21 to the Consolidated Financial Statements.

References herein to “U.S. dollars,” “U.S.$” or “$” are to the lawful currency of the United States of America.  References herein to “pesos” or “Ps.” are to the lawful currency of México.  This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps.13.815 to U.S.$1.00, the exchange rate on December 31, 2008.

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

Forward-looking statements involve inherent risks and uncertainties, and a number of unexpected changes could cause actual results to deviate from our plans, objectives, expectations, estimates and intentions.  We recognize that the accuracy of our predictions and our ability to follow through on our intentions depend on factors beyond our control.  The potential risks are many and varied, but include unexpected changes in:

•	economic, weather and political conditions;

•	raw material prices;

•	competitive conditions; and

•	demand for chicken, eggs, turkey, balanced feed and swine.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

A.	Selected Financial Data

The information set forth below is derived from Bachoco’s Consolidated Financial Statements, which are included in Item 18.  In this disclosure, we explain the figures and year-to-year changes in our Consolidated Financial Statements.

•
In preparing the Consolidated Financial Statements, we followed Mexican FRS, which differ in certain respects from U.S. GAAP.  Note 21 to the Consolidated Financial Statements provides a description of the main differences between Mexican FRS and U.S. GAAP as they apply to us; a reconciliation from Mexican FRS to U.S. GAAP of total stockholders’ equity, net income, and a condensed statement of cash flows under U.S. GAAP as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008.  Our financial statements were prepared pursuant to Bulletin B-10, as superseded by Mexican FRS B-10, as well as Bulletin B-12, as superseded by Mexican FRS B-2, both issued by the Mexican Institute of Public Accountants. See the summary on Mexican FRS B-10 in “Presentation of information” above.

Except as otherwise indicated, all data in the consolidated financial statements included below in Item 18 (collectively with the accompanying notes, the “Consolidated Financial Statements”) and the selected financial information included throughout this Form 20-F (this “Annual Report”) have been presented in nominal pesos for the year 2008 and in constant pesos as of December 31, 2007 for the years 2007, 2006, 2005 and 2004.  The effects of this price-level restatement under Mexican FRS have not been reversed in the reconciliation of Mexican FRS to U.S. GAAP.  See Note 21 to the Consolidated Financial Statements.

As of January 1, 2008, we have adopted the new standard related to “Inflationary Effects” in accordance with Mexican FRS (Mexican FRS B-10).  Due to the relatively low inflation that the country has consistently achieved during the past several years, a new financial reporting standard came into effect on January 1, 2008, which eliminates the recognition of inflationary effects in our financial information.  Consequently, financial information corresponding to periods prior to December 31, 2007 is expressed in millions of Mexican Pesos with purchasing power as of December 31, 2007, while the financial information for December 31, 2008, is stated in million of nominal Mexican Pesos.

	As of and for the year ended December 31,
	2004		2005		2006		2007		2008		2008(2)
Income Statement Data	(in millions of constant pesos as of December 31, 2007 for years 2004 – 2007 and in millions of nominal pesos for year 2008)(1)										(millions of U.S. dollars)(1)
Mexican FRS:
Net revenues	Ps.	14,836.7	Ps.	15,617.7	Ps.	15,551.0	Ps.	18,219.6	Ps.	20,125.3	1,456.8
Cost of sales		12,032.4		11,234.2		12,053.0		14,477.9		17,482.5	1,265.5
Gross profit		2,804.3		4,383.5		3,498.0		3,741.8		2,642.9	191.3
Operating income		952.4		2,378.1		1,425.4		1,496.3		230.1	16.7
Comprehensive financing income (loss)		(79.8)		(74.0)		61.4		19.1		(1,,369.2)	(99.1)

Majority net income (loss)		788.3		1,908.4		906.2		1,270.9		(879.0)	(63.6)
Majority net income (loss) per Share(3)		1.3		3.2		1.5		2.1		(1.5)	(0.1)
Majority net income (loss) per ADS(4)		15.8		38.2		18.1		25.4		(17.5)	(1.3)
Dividends per Share(5)		0.46		0.44		0.61		0.59		0.59	0.05
Weighted average Shares outstanding (thousands)		599,260		599,694		599,571		600,000		600,000	600,000
Statement of Financial Position Data
Mexican FRS:
Cash and cash equivalents	Ps.	2,608.4	Ps.	3,419.9	Ps.	3,583.9	Ps.	3,039.9	Ps.	1,998.2	144.6
Total assets		15,008.6		16,530.9		17,559.2		19,116.4		19,455.0	1,408.2
Short-term debt(6)		111.2		100.0		9.8		58.8		234.2	17.0
Long-term debt		80.9		56.0		35.5		50.8		391.7	28.3
Total stockholders’ equity		12,132.7		13,502.7		14,102.9		15,127.2		14,079.4	1,019.1
Capital Stock		2,294.6		2,294.6		2,294.9		2,294.9		2,294.9	166.1
Selected Operating Data
Sales volume (thousands of tonnes):
Chicken		733.0		773.0		773.7		837.2		878.1
Eggs		138.1		140.6		143.4		147.8		143.6
Swine and Others		9.1		9.6		8.9		16.1		18.8
Balanced Feed		320.7		389.6		484.4		438.8		370.7
Margins
Gross margin (%)		18.9%		28.1%		22.5%		20.5%		13.1%
Operating margin (%)		6.4%		15.2%		9.2%		8.2%		1.1%
Consolidated net margin (%)		5.3%		12.2%		5.8%		7.0%		(4.4)%

Total employees		18,896		20,432		21,035		23,088		23,248
(1)	Except per share and per ADS amounts and operating data.
(2)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps.13.815 per U.S. dollar.
(3)	Net income per share has been computed based on the weighted average number of common Shares outstanding.
(4)	Net income per ADS has been computed by multiplying net income per share by twelve, to reflect the ratio of twelve Shares per ADS.
(5)	Dividends per share have been computed by dividing the total amount of dividends paid by the weighted average Shares outstanding.
(6)	Includes notes payable to banks and current portion of long term debt.

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

During 2008, the Mexican economy suffered a sharp slowdown and ended the year with an inflation rate of 6.5%.  The exchange rate of the peso against the U.S. dollar was highly volatile.  While during the first half of the year, the Mexican peso strengthened its position with respect to the U.S. dollar, the Mexican peso experienced a steep depreciation during the second half of the year and the peso-dollar exchange rate at year-end had depreciated by 21.0% with respect to December 31, 2007.

The following table sets forth for the periods indicated the high, low, average and year-end exchange rates for the purchase and sale of U.S. dollars (presented in each case as the average between such purchase and sale rates):

	Exchange Rate(1) (in current pesos per U.S. dollar)
Year Ended December 31,	High	Low	Average(2)	Year End
2004	11.64	10.81	11.29	11.15
2005	11.41	10.41	10.89	10.63
2006	11.46	10.43	10.91	10.80
2007	11.27	10.67	10.93	10.92
2008	13.94	9.92	11.14	13.83
(1)	The exchange rates are the noon buying rates in New York City for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”).
(2)	Average of month-end rates for each period shown.

	Exchange Rate(1) (in current pesos per U.S. dollar)
Period	High	Low
December 2008	13.83	13.09
January 2009	13.33	14.33
February 2009	15.09	14.13
March 2009	15.41	14.02
April 2009	13.89	13.05
May 2009	13.82	12.88
(1)	The exchange rates are the noon buying rates in New York City for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York.

On May 29, 2009, the exchange rate for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York was Ps.13.18 per $1.00 U.S. dollar.

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not Applicable

D.	Risk Factors

Risks Relating to México, Other Emerging Market Countries and the U.S. Economy

México has experienced adverse economic conditions

•	In 2004, México’s GDP increased by 4.4% and the inflation rate was 5.19%.

•	In 2005, México’s GDP improved and increased by 3.0%, and the inflation rate was 3.33%.

•	In 2006, GDP increased by 4.8% while the inflation rate was 4.05%.

•	In 2007, GDP increased by 3.3% and the inflation rate was 3.8%.

•	In 2008, GDP increased by 1.3% and the inflation rate was 6.5%.

In general, if the Mexican economy falls or remains in a recession or if inflation and interest rates increase significantly, consumers may find it difficult to pay for the products we offer.  This and other effects of recession or increased inflation and interest rates could have adverse consequences on our business, financial condition and results of operations.

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

•
In 2008, the Mexican peso was highly volatile during the year in its peso-dollar exchange rate with a final depreciation of 21.0%, compared to the end of 2007.  The average value of the Mexican peso was 1.9% lower than the average in 2007.

The Company uses financial instruments to counter financial risks on the exchange rate of the Mexican peso versus the U.S. dollar; a drastic change in the exchange rate could have an adverse impact on the financial position of our Company.

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

High levels of inflation and high interest rates in México could adversely affect our financial condition and results of operations

México has experienced high levels of inflation and high domestic interest rates in the past.  The annual rate of inflation, as measured by changes in the National Consumer Price Index was; 5.2% in 2004, 3.3% in 2005, 4.1% in 2006, 3.8% in 2007 and 6.5% in 2008.  Inflation for the first four months of 2009 was 1.38% according to the Mexican Central Bank.

According to Bank of México the average interest rates on 28-day Mexican treasury bills, or Cetes, was 6.8%, 9.2%, 7.2% , 7.2%  and 7.6% during 2004, 2005, 2006, 2007 and 2008, respectively.  On May 27, 2009, the 28-day Cetes rate was 5.09%.  High interest rates in México could adversely affect our costs.  Our earnings may also be affected by changes in interest rates due to the impact those changes have on our variable-rate debt instruments and beneficed by the interest we earn in our cash balance.

Political events in México could affect Mexican economic policy and our operations

Felipe Calderón was elected as President of México in July of 2006.  President Calderón’s party, the Partido Acción Nacional, or PAN, obtained a plurality of the seats in the Mexican Congress after the election, no party succeeded in securing a majority in either chamber of the Mexican Congress.  The absence of a clear majority by a single party and the lack of alignment between the president-elect and the legislature are likely to continue until the next Congressional election in 2009.  This situation may result in government gridlock and political uncertainty, which could have an adverse effect on our business, financial position and results of operations.  We cannot provide any assurance that future political developments in México, over which we have no control, will not have an adverse effect on our financial position or results of operations.

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

Additionally, the prices of corn and soybean meal experienced high volatility in 2007 and throughout most of 2008.  Prices of corn reached historically high prices worldwide, as a result of strong demand and consequently, lower inventories worldwide.  .  However, by the end of 2008, such prices had begun to decline.  We can offer no assurance that corn and soybean meal prices will not continue to experience strong volatility in the future.  If such prices begin to increase again, our profits could be adversely affected.

The company uses these financial instruments to counter financial risks as protection against adverse fluctuations in the prices of corn and soybean.  A drastic change in the grain prices could have an adverse impact on the financial position of the Company.

Our operations depend on raising animals and meat processing, which are subject to risks such as disease, contamination and adverse weather conditions

Our operations involve raising animals and are subject to a variety of risks, including disease, contamination and adverse weather conditions.  Chickens, in particular, are susceptible to infections by a variety of microbiological agents.  Since 1983, the avian influenza virus (“AIV”) has been widespread in the United States and in México.  In 2004 and 2005, AIV was still present in Asian countries and the United States.  During 2004 and 2005, México has been eliminating some restrictions on the importation of chicken from certain U.S. states as the sanitary conditions in those states improve.  In October 2005, México lifted importation restrictions on all U.S. states, except for 11 counties in the state of Texas.  Since 2007, Mexico lifted importation restrictions for those remaining 11 counties in the state of Texas.

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

Hurricanes or other adverse weather conditions could result in additional losses of inventory and damage to our plants and equipment.  Our facilities near México’s coast are most vulnerable to the risk of severe weather.  The last year we experienced a loss of chickens was in 2006 in our Norwest Complex due to the effects of Hurricane Lane.

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

We face significant competition from other chicken producers in all of our geographic markets and product lines

According to the UNA, we are México’s largest chicken producer, but we face competition from other producers in all of the markets in which we sell our products.  In 2008, we accounted for approximately 31% of total chicken production in México.  There are two other major vertically integrated chicken producers in México, which together with Bachoco account for more than 55% of Mexican chicken production, with the balance distributed among approximately two hundred small- and medium-sized integrated and non-integrated producers.

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

We face increased competition from U.S. producers

In January 2003, import quotas and most tariffs on poultry, eggs and swine were eliminated through the North America Free Trade Agreement or “NAFTA”.  Poultry producers in the United States have developed extremely low-cost production methods and have been successful in exporting primarily frozen and value-added poultry to other countries, especially in periods of overcapacity in the United States.  As tariff barriers decline under NAFTA, U.S. producers can be expected to increase exports to México, which could have a material adverse effect on our performance.

In July 2003, the Mexican government imposed temporary restrictions on chicken leg quarters imported from the U.S.  The safeguard consists of a five-year limited poultry import measure.  The measure, which became effective in 2003, includes quotas and an initial tariff of 98.8% on chicken leg quarters that will slowly decrease until it reaches 0.0% in 2008.  On January 1, 2008, the safeguard was phased out.

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

Risks Relating to the ADS, and the Shares in the Mexican Market

The Robinson Bours family controls our management and their interests may differ from other security holders

Certain members of the Robinson Bours family hold the power to elect a majority of the members of our Board of Directors and have the power to determine the outcome of certain other actions requiring the approval of our stockholders, including whether or not dividends are to be paid and the amount of such dividends.  The Robinson Bours family has established two Mexican trusts, which they control (“Control Trust”), that together held 496,500,000 Shares outstanding on December 31, 2007.  In November of 2008, the Robinson Bours family created a third trust with 102,000,000 Shares, which were taken from one of the existing trusts.  The purpose of this new trust is to serve as collateral for the Company’s loan indebtedness.  The three trusts together accounted for 496,500,000 Shares outstanding on December 31, 2008 and there has been no change in the position of each holder.

Future sales of Shares by the controlling stockholders may affect prevailing market prices for the ADS’s and the Shares trading at the Mexican Market.

The prevailing market prices for the ADS’s and Shares could decline if either:

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

ITEM 4.	Information on the Company

A.	History and Development of the Company

Our legal name is Industrias Bachoco, S.A.B. de C.V., and we frequently refer to ourselves commercially as Bachoco.  We were incorporated in México on April 17, 1980.  Our headquarters are located at Avenida Tecnológico No. 401, Ciudad Industrial 38010, Celaya, Guanajuato, México, telephone (52)(461) 618-3500 and (52)(461)618-3555.  Our investor relations agent in the U.S. is Grayling, who is located in New York, New York.  Our main product lines are:  chicken, table egg, balanced feed and swine.  At the present almost all of our production and almost all of our sales are made in México.

According to the UNA, we are the largest poultry producer in México.  In 2008, we produced approximately 9.4 million chickens per week and accounted for approximately 31% of total chicken production in México.  As a vertically integrated producer, we control virtually all aspects of the production and distribution process, which enables us to exercise cost controls and to maintain high standards of quality, service and efficiency.  With over 700 production and distribution facilities dispersed throughout México, our operations include the following:

•	preparing balanced feed;

•	breeding, hatching and growing chickens; and

•	processing, packaging and distributing chicken products.

Sales of chicken products accounted for 76.9% of our net revenues in 2008.  Please also see the table under Item 5.  “General—Results of Operations for the Years Ended December 31, 2007 and 2008.”

We are also a significant producer of commercial balanced feed.  We sell our feed both through distributors and directly to small producers.  During 2008, we sold approximately 370 thousand tons of balanced feed to external customers, which amounted to 7.3% of our total revenues for that year.

Currently, Bachoco is the second largest producer of table eggs products.  In 2008, we sold approximately 143 thousand tons.  Table egg sales accounted for 10.5% of our net revenues in 2008.

As part of our other product lines we also sell swine on the hoof to meat packers for pork product production, miscellaneous poultry-related products, and in 2007 we entered into two new business lines:  turkey and beef value-added products.  In 2008, sales of swine and these other lines accounted for 5.3% of our net revenues.

The following table sets forth, for each of the periods presented, the volume of chicken, balanced feed, table eggs and swine that we sold:

	Bachoco Sales Volume (in thousands of tonnes)

	Year Ended December 31,
	2004	2005	2006	2007	2008

Chicken	733.0	773.0	773.7	837.2	878.1
Eggs	138.1	140.6	143.4	147.8	143.6
Swine(1)	9.1	9.6	8.9	16.1	18.8
Balanced Feed	320.7	389.6	484.4	438.8	370.7
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

In September 2006, we separate the UBL and UBB units trading on the Mexican Exchange into their component L and B Shares.  The Series L Shares was converted into Series B Shares, on a one -to -one basis, thereby creating a single Share class, the Series B Shares, which represent our entire Common Stock.  This change did not modify the face value of the Shares.  These Shares are trading on the Mexican stock market.  The ADS still consist of twelve underlying Shares, but they are all Series B Shares, with full rights.

As of December 31, 2008, the Robinson Bours Stockholders owned B Shares representing 82.75% of the Series B Shares outstanding.  As a result, the Robinson Bours Stockholders continue to have the power to control the Company.

Members of the Robinson Bours family, together with certain of our executive officers, hold a majority of the seats on our Board of Directors.

In November 1998, we approved a stock repurchase plan (the “Repurchase Plan”), which allows us to repurchase up to 3.0% of the total Shares outstanding and trading on the Mexican Stock Exchange (Bolsa Mexicana de Valores), in accordance with Mexican securities laws.  To execute the Repurchase Plan, we created a reserve of Ps. 180.0 million (Ps. $303.9 million in constant Mexican pesos as of December 31, 2007), which reduced retained earnings on our balance sheet.  As of May 29, 2009, we had repurchased a total of 92,000 shares.

In July 2004, we reached an agreement for renting the farms of the union producers of UPAVAT & UPATEC, small union producers of table eggs in the Techamachalco Valley of the state of Puebla, south of México City, with a capacity of about 0.75 million of lying hens.  This operation allows us to start the production of table eggs in southern México.

On June 29, 2005, we acquired certain assets of Grupo Sanjor, a private poultry company located in the Yucatan Peninsula, with production of approximately 300 thousand chickens per week and 100 thousand table egg laying hens, which allow us to reinforce our leadership in this region of the country.

In December 2006, we acquired most of the assets and inventories of “Del Mezquital” to start a new complex in the State of Sonora, located in northern México, close to the border with the United States. See Item 5: “Operating and Financial Review and Prospects - Acquisitions and Dispositions” in this Annual Report for more details on this transaction.

In February 2007, we reached a business agreement with  “Grupo Libra” a Company in the Northeast of México, that includes the buying of all their inventories and long term rent agreement of their facilities to strengthen our presence in that market. See Item 5: “Operating and Financial Review and Prospects – Acquisitions and Dispositions” in this Annual Report for more details on this transactions.

In December 2007, we reached an agreement with “Grupo Agra,” a table eggs company located in the states of Nuevo Leon and Coahuila in Northeast Mexico.  The agreement provides for leasing of their facilities, which include laying hens farms (with a capacity of approximately 1.0 million hens), a processing table eggs plant, distribution centers and the Agra brands.  In addition, we acquired all of their inventories.

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

The Mexican poultry industry has experienced considerable consolidation in the last years, in which we have participated.  We continue to evaluate possible acquisitions of other poultry producers or production facilities from time to time and may pursue certain opportunities consistent with our business strategy.

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

•
Continued brand differentiation.  We have developed a brand image for premium fresh chicken and table eggs in México.  Building on the success of our branded products to date, we seek to continue to promote our brand name through billboards, packaging, special publicity campaigns and through development of brand loyalty among wholesale and retail distributors.  At the end of 2007 and beginning of 2008, we successfully launched Bachoco’s new image.

Capital Expenditures

Over the last three years, we have financed our capital expenditures with resources generated by our operations.  We made the following capital expenditures during the last three years (nominal pesos):

•	In 2006, we made capital expenditures of Ps.856.2 million net, with which we:

o	Continued to update our transportation fleet, farms, processing plants and feed mills, which expenditures continue to the present;

o	Increased capacity, mainly for the production of live chickens and;

o	Building of a new feed mill in the state of Aguascalientes.

•	In 2007, we made capital expenditures of Ps.991.7 million net, with which we:

o	Began the construction of the new complex in the state of Sonora.

o	Finished the construction of our new feed mill in the state of Aguascalientes;

o	Increased capacity in the production of live chicken;

o	Increased capacity of the secondary processor at some of our processing plants; and

o	Updated our transportation fleet, processing plants and feed mills.

•	In 2008, we made capital expenditures of Ps. 1,098.8 million, with which we:

o	Increased capacity and implemented new technology in the processing plants located in Celaya and Culiacán.

o	Increased chicken capacity in farms located in Mérida and Veracruz.

o	Finished the construction of new farms located in Ciudad Obregón and Hermosillo.

o	Began the construction of new farms located in the state of Chiapas.

o	Updated our transportation fleet.

B.	Business Overview

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

The value-added chicken products are a new market in Mexico; we participate significantly in the market and try to lead the supply of these products.  According to the UNA, value-added chicken products currently account for approximately 4.0% of the chicken sold in México; this represents a decrease from the 7.0% market share in 2007.

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

According to data obtained from the UNA, total Mexican chicken consumption per capita increased by 14.6% from 2004 to 2008.  Chicken is the leading meat consumed in México, and it accounted for approximately the 50.0% of all meat produced in México in 2008.  The following table sets forth total Mexican production of chicken, pork and beef for 2004 to 2008:

Mexican Production of Chicken, Beef and Pork
(in thousands of tonnes)*(1)

	2004	2005	2006	2007	2008
Chicken	2,390	2,498	2,592	2,683	2,853
Beef	1,543	1,559	1,602	1,628	1,673
Swine	1,150	1,088	1,102	1,116	1,149

*(1) Source:  UNA

The Mexican chicken industry, like chicken industries in other countries, is characterized by a long-term decline in real prices in real terms in conjunction with cyclical periods of higher profitability leading to overproduction followed by periods of lower prices and lower profitability.

In 2004, our chicken prices increased by approximately 6.7%, mainly as a result of an increase in the cost of the main feed ingredients worldwide, and a more normalized supply in México during the second half of the year.

In 2005, our chicken prices decreased by approximately 1.7%, mainly as a result of a decrease in the cost of the main feed ingredients worldwide, and a strong oversupply during the last quarter of the year.  We believe that Mexican chicken prices may decline further in real terms and that prices for chicken may also vary cyclically.

In 2006 our chicken prices declined 3.6% when compared to the previous year mainly as a result of an oversupply in the Mexican poultry market at the beginning of 2006.

During 2007, our chicken prices increased by 8.3% as compared with 2006, due to increases in the price of the main feed ingredients and a strong demand for chicken.

In 2008, our chicken prices increased by 4.4% compared to prices in 2007, which was primarily a result of increases in the prices of raw materials, partially offset by (i) excess domestic supply, particularly during the second half of the year, and (ii) a decrease in the purchasing power of the average consumer.

We believe that changes in Mexican chicken consumption correlate closely with changing chicken prices and their effect on consumer purchasing power.  Chicken per capita consumption increased 3.3% in 2004, 3.5% in 2005, 2.6% in 2006, 2.5% in 2007 and 5.3% in 2008.

Chicken Products

Six main product categories exist for fresh chicken in México:  live, public market, rotisserie, supermarket broiler, chicken parts and value-added products.

Below is a brief description of each chicken product line as well as its respective percentage of the total Mexican chicken production in 2008:

“Live” chicken is delivered alive to small independent slaughtering operations or to wholesalers that contract with independent slaughtering operations for processing.  The freshly slaughtered chicken is then sold to chicken shops and other specialized retailers for sale to consumers and in some areas is sold directly to consumers by the slaughterhouse.  According to the UNA, live chicken accounted for approximately 27% by volume of the chicken sold by producers in México.

“Public Market” chicken is a whole broiler presented either uneviscerated or eviscerated, generally sold within 48 hours after slaughter in public markets throughout México, but primarily concentrated in the México City metropolitan region.  According to the UNA, public market chicken accounts for 21% by volume of the chicken sold by producers in México.

“Rotisserie” chicken is a whole broiler presented eviscerated and ready to cook.  Rotisserie chicken is sold by wholesalers and directly by producers to small shops, stands (rosticerías or asaderos) and supermarkets, which cook the chicken and sell it whole and freshly cooked to the end-consumer, providing an economical form of fast-food.  According to the UNA, rotisserie chicken accounts for 26% by volume of the chicken sold by producers in México.

“Supermarket Broiler” chicken is a fresh whole broiler presented with the edible viscera packed separately.  In most cases, it is sold directly by producers to supermarkets and, in some regions, to other independent food shops.  Mexican consumers’ preference for freshness requires regular deliveries of chicken to supermarkets and other food shops.  According to information provided by the UNA, the supermarket broiler chicken accounted by the 12% of the volume of the chicken sold by producers in México.

“Chicken Parts” refers to cut-up fresh chicken parts sold wrapped in trays or in bulk principally to supermarket chains, the fast-food industry and other institutional food-service providers.  Producers generally sell directly to the supermarket chains and deliver the chicken directly to the outlet.  Sales to the institutional market often require customized cutting and presentation.  According to the UNA, chicken parts accounts for 10% of the chicken volume sold by producers in México.

“Value-added Products” refers mainly to cut up fresh chicken parts with value-added treatment like marinating, breading and individual quantity frozen, sold mainly wrapped in trays principally to supermarkets and other institutional chains.  Producers generally sell directly to the supermarket chains and deliver the chicken directly to the store.  Sales to the institutional market often require customized cutting and presentation.  According to the UNA, these products account for 4% of the chicken volume sold by producers in 2008.

We sell value-added chicken products mainly to supermarkets and other retailers.  The following table sets forth, for the periods indicated, the sales volume in tonnes and as a percentage of the total volume of chicken sold for each of our principal lines of chicken products:

	Year Ended December 31,
	2004		2005		2006		2007		2008
	Volume	% of Total	Volume	% of Total	Volume	% of Total	Volume	% of Total	Volume	% of Total
	(thousands of tonnes, except percentages)
Public Market and Rotisserie	319.1	43.5	349.6	45.2	344.3	44.5	371.0	44.3	402.1	45.8
Supermarket Broiler, Chicken Parts and Other(1)	219.6	30.0	219.1	28.4	228.2	29.5	245.1	29.3	239.0	27.2
Live	194.4	26.5	204.3	26.4	201.2	26.0	221.2	26.4	237.0	27.0
Total	733.1	100.0%	773.0	100.0%	773.7	100.0%	837.2	100.0%	878.1	100.0%

(1)	“Other” comprises sales of value-added poultry products, viscera and other products.

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

We have expanded our distribution network, which now covers almost all of México:

•	During 2004, we finished our projects to expand the facilities at our Northwest Complex and Peninsula Complex.

•	In 2005, we acquired assets of Grupo Sanjor, a private producer of chicken and table eggs located in the Yucatán Peninsula.

•	At the end of 2006, we acquired assets of “Del Mezquital,” a private broiler producer located in the state of Sonora.

•	At the beginning of 2007, we reached a business agreement with “Grupo Libra,” a chicken producer located in northeast México. We also started to build a new complex in Hermosillo City.

•	In 2008, we finished several projects to expand our facilities in Mérida and continued increasing our production in Northern México, specifically in the city of Hermosillo and in the state of Chiapas.

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

•
Rotisserie Chicken –We sell rotisserie chicken directly to rosticerías, asaderos and supermarkets.  We attribute the growth in our sales of rotisserie chicken in large part to the rapid growth of the market for freshly cooked chicken sold by rosticerías and asaderos and in the rotisserie sections of supermarkets.  We expect this market to continue to grow because of an ever-increasing consumer demand for convenient, low-priced and high-quality fast food.  Success in supplying rotisserie chicken depends on consistency and good service, and only larger producers with more modern processing facilities and distribution capacity can compete in this market.  We expect to expand sales of rotisserie chicken by leveraging our increasingly developed transportation and distribution network.

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

•
Value-Added Products –Mexican consumers have a greater preference for fresh chicken than their U.S. counterparts.  Frozen, heat and serve and other further processed poultry products make up only a small proportion of total Mexican poultry consumption today.  Demand for these kinds of fresh products is growing rapidly.  The potential for substantial growth in this market is large and we believe that our distribution network, our large market share for supermarket chicken sales, our brand name and our experience in a wide range of existing Mexican distribution channels will be important competitive strengths in this area.

Even though sales of value-added products have increased during recent years, fresh chicken still dominates the industry.  The Company is constantly developing new, convenient value-added products.

Table Eggs

According to the UNA, México has one of the largest per capita consumption of table eggs in the world with 21.7 kilograms per capita a year, compared with approximately 21.6 kilograms per capita consumed in 2007.  This high level of consumption is due in part to the fact that eggs are among the cheapest sources of protein in México.

The Mexican table egg industry is more fragmented than the chicken industry but has experienced some degree of consolidation in recent years, including acquisitions made by us.  According to the UNA, the ten largest producers of table eggs in México now account for approximately 48.6% of the market.

Eggs in México have traditionally been distributed in large 360-egg cases through wholesalers to retailers.  The retailers, which are typically small grocery shops, sell the eggs by weight to consumers.  At present, approximately 20.0% of the eggs sold in México are sold in packaged form, 10.0% are sold in processed form and approximately 70.0% are sold in bulk to wholesalers.  The sales trend in recent years has slowly been moving towards packaged and processed egg sales.  We expect that the convenience, the development of brand loyalty and the growth of supermarket chains will contribute to the continuance of this trend toward packaged eggs.

According to the UNA, Bachoco is the second largest producer of table eggs in México with approximately 12.0% of the market.  We sell both brown and white eggs.  We are the largest producer of brown eggs in México.  Our marketing efforts for egg products focus on increasing our brand recognition.

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

In 2007, we began to enter into foreign markets.  We are testing our brand by selling table eggs in the southern U.S. states with products produced in the U.S.  This test will allow us to see how our brand is received and identify opportunities and strategies going forward.

In 2008, our table egg production remained stable with a slight reduction in production capacity due to some adjustments we made in production.

We have designed our egg distribution system to transport eggs from our laying farms at Celaya, Los Mochis, Obregón, Mexicali, Tecamachalco, Mérida, Saltillo and La Laguna regions to customers in all sales regions.  We sell packaged eggs directly to all of the principal supermarket chains in México, with daily deliveries directly to their outlets.

Seasonality

Our sales are moderately seasonal, with the highest levels of sales, in general, in the second and fourth quarter due to higher chicken consumption during the holiday season.

Balanced Feed

According to Consejo Nacional de Fabricantes de Alimento Balanceado y de la Nutrición Animal, A.C) (”CONAFAB”), Mexican production of balanced feed has been in constant growth, increasing from 23.9 million tons in 2004 to an estimated 26.2 million tons in 2008.  In 2008, México was ranked the third largest producer of feed in the world and the second largest in Latin America.

Local production is composed of commercial and integrated manufacturers.  Commercial manufacturers produce for the market, while integrated manufacturers mostly produce for themselves and occasionally for other producers.  Integrated producers account for approximately 63.4% of total production.  Imports of feed come almost entirely from the United States and represent approximately 1.1% of the total consumption in México.

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

We estimate that our balanced feed business comprises approximately 3.9% of the market share of the commercial (non-integrated) balanced feed business in México, a reduction from the 4.8% market share in 2007.  The decrease in our balanced feed sales volume is due to as high increases in the cost of grains which particularly affects our markets.

Swine

We purchase breeder swine live from the United States and breed them at facilities in Navojoa.  We then raise swine to maturity at our farms in Celaya and three other locations in México.  Mature swine is sold on the hoof to Mexican swine meat packers for the production of pork products.  In 2004, our swine prices increased by more than 20.0% as a result of an increase in the cost of feed ingredients and a more normalized supply and imports, and, during 2005, our swine prices decreased 9.0% due to larger supplies in the Mexican market which continued in 2006 where prices went down about 11.9%.  In 2007, swine prices decrease 5.5% as a result of over-supply conditions in the swine market.  In 2008, our swine prices increase by 19.6% as a result of a better balance in the commercial market.  Traditionally, Mexicans consume less swine products than chicken and eggs products.

Turkey and Prepared Beef Products

In 2007, as a result the “Del Mezquital” and “Grupo Libra” agreements we introduced two new product lines:  turkey and value-added beef and pork products.  We do not raise either turkey or cattle; we only process these products. See Item 5: “Operating and Financial Review and Prospects - Acquisitions & Dispositions” in this Annual Report for more details on the “Del Mezquital” and “Grupo Libra” agreements.

In 2008, these products lines represented less than 1.0% of our total sales.  However we see opportunities to grow these businesses by taking advantage of our distribution network.

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

Under NAFTA, the government eliminated the tariff on sorghum effective January 1, 1994, and eliminated tariffs on all other grains that we use, except corn, on January 1, 2003.  Corn tariffs were eliminated on January 1, 2008.  This new condition has been positive for the Company, allowing us more flexibility in our cost of production as the cost of our ingredients more closely tracks prices in the international commodity markets.

Since the end of 2006, throughout all of 2007 and most of 2008, prices of corn and soybean meal have experienced high volatility and have demonstrated historically high prices world-wide.  However, by the end of 2008, prices of corn and soybean meal started to decrease and have continued their downward trend into the first quarter of 2009.

We take advantage of lower-cost feed ingredients from Mexican sources, when available.  In 2008, we obtained approximately 48.0% of our total grain we bought from the domestic market.  We believe that the quality of local feed ingredients, particularly sorghum, is superior to that of imported feed ingredients.  In addition, the use of local feed ingredients allows us to save on transportation costs and import duties.  However, in southern México where Grupo Campi’s complexes are located, domestic crops and feed ingredients are limited.  As such, these complexes use mainly imported grain.  The Company engages in hedging of its feed costs in order to assure more stable cost of grains.

Competition

Chicken

According to the UNA, we are México’s largest chicken producer.  We face significant competition from other producers in all of the markets in which we sell our products.  When combined with our two largest vertically integrated competitors, we account for approximately 55.0% of total Mexican poultry production; the balance is distributed among approximately one hundred and ninety small- and medium-sized integrated and non-integrated producers.  The major producers, including Bachoco, have substantial cost advantages over smaller, non-integrated producers arising from economies of scale and control of feed preparation.  To varying degrees, each of these companies has substantial financial resources and strengths in particular product lines and regions.  We believe, however, that we have substantial competitive strengths over our competitors, including a broader range of chicken products and broader geographic coverage.

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

Poultry producers in the United States have developed low-cost production techniques and have been successful in exporting primarily frozen and value-added poultry to other countries, especially in periods of overcapacity in the United States.  As tariff barriers have declined under NAFTA, we have experienced increased competition from U.S. poultry producers.  According to the UNA, in 2008, imports of poultry products increased 23.0% in volume over imports in 2007 and an increase of 6.2% over year 2006.  This increase was due to lower level of prices in the U.S. and others foreign markets as well as the phase out at the beginning of 2008 of the temporary tariff safeguard which has been put into place for the benefit of domestic producers.

We expect that competition from U.S. exporters could increase.  However, Mexican consumer acceptance of frozen poultry products is still low, and we do not anticipate significant growth in the near future.

Table Eggs

We are one of the largest producers of table eggs in México, with approximately 12.0% of total Mexican egg production at the end of 2008.  The Mexican table egg industry is very fragmented and the principal 10 companies only account for 48.6% of total table egg production in Mexico.

Balanced Feed

According to the Consejo Nacional de Fabricantes de Alimento Balanceado y de la Inustria Animal, A.C. ( “CONAFAB”), the balanced feed production in México recorded a cumulative increase of 9.6% from 2004 to 2008, where the integrated firms produce approximately 63.4% of total production for their internal use, and the remaining 36.6% is produced for sale to third parties.  We estimate a market share of approximately 3.9% in our feed product line.

Swine

The Mexican swine industry is highly fragmented, and no producer has more than 15.0% of the market.  On December 31, 2008, we had less than 1.0% of the Mexican market share in swine.  U.S. producers already compete in this market in México because tariff barriers on swine are moderate.

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

•	According to the safeguard, for 2007, the tariff in effect was 19.8% for imports of chicken leg quarters above the quota of 104 thousand tonnes.

•	Starting on January 1, 2008, the safeguard was phased out. This allows U.S. producers to export any amount of chicken leg quarters free of tariffs to México.

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

C.	Organizational Structure

We are a holding company with no operations other than holding the stock of our subsidiaries, all of which are incorporated in México, and engaging in transactions with our subsidiaries.  Our principal operating subsidiary is BSACV, which owns our principal operating assets, and which accounted for 94.1% of consolidated total assets as of December 31, 2008, and 91.9% of our consolidated revenues for the year ended December 31, 2008.  All of our subsidiaries are directly owned by us in the percentage listed below.  None of these subsidiaries have any subsidiaries of their own.

The following table shows our main subsidiaries as of December 31, 2006, 2007 and 2008:

	Percentage Equity Interest
	2006	2007	2008
Acuícola Bachoco, S.A. de C.V.	100	100	100
Aviser, S.A. de C.V.	100	100	100
Bachoco, S.A. de C.V. (“BSACV”)	100	100	100
Bachoco Comercial, S.A. de C.V	-	100	100
Campi Alimentos, S.A. de C.V.	100	100	100
Huevo y Derivados, S.A. de C.V.	97	97	97
Operadora de Servicios de Personal, S.A. de C.V.	100	100	100
Pecuarius Laboratorios, S.A. de C.V.	64	64	64
Secba, S.A. de C.V.	100	100	100
Sepetec, S. A. de C.V.	100	100	100
Servicios de Personal Administrativo, S.A. de C.V.	100	100	100
Induba Pavos, S.A. de C.V.	100	100	100

In December 2006 and July 2007 we created Induba Pavos, S.A. de C.V. and Bachoco Comercial, S.A. de C.V. respectively.  They are both 100% owned subsidiaries of Industrias Bachoco.

There were no changes in our subsidiaries during 2008.

D.	Property, Plant and Equipment

Our production and storage facilities are located throughout the regions we serve in order to ensure freshness and minimize transportation time and costs.  The most extensive facilities are grouped in nine complexes that include farms and processing plants.  The largest of our complexes is in Celaya, where we have broiler grow-out farms, a broiler processing plant and egg production farms.  The complex at Culiacán includes broiler grow-out farms and a broiler processing plant, as do the complexes located in Puebla, Lagos de Moreno, Coatzacoalcos, Mérida, Hermosillo and Monterrey.  There are smaller egg production farms at Los Mochis, Ciudad Obregón and Mexicali.  In Gómez Palacio and Saltillo, we have a complex which consists of broiler grow-out farms, a broiler processing plant and egg production farms representing nearly half of our total egg production capacity.

The following table summarizes the types and number of each type of our production facilities as of March 2009:

Bachoco Production Facilities

Type	Number
Chicken breeding farms	168
Broiler grow-out farms	466
Broiler processing plants	9
Egg incubation plants	21
Egg production farms	101
Swine breeding farms	1
Swine grow-out farms	12
Feed mills	17
Further process plants	3

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

On April 13, 2008, the secondary processor at our processing plant in Monterrey caught fire.  While the fire destroyed the entire secondary processor, the primary processor, which is physically separate from the second, did not suffer any damage and is operating under nearly normal conditions.  The assets were properly covered by an insurance policy.

We operate 17 feed mills for our own chickens, feed sales to third parties and egg and swine operations.  The total production capacity of our feed plants is approximately 390,000 tons per month.  We estimate that we are the largest producer of animal feed in México.

Our other facilities include two poultry manure-processing plants.  Our headquarters are located in Celaya Guanajuato, México, and we have 60 sales centers throughout the regions we serve.

We own most of our facilities.  We also lease a limited number of farms and sales centers, all of which we do not consider material.  We also employ a network of contract growers.

Our fleet of trucks carries part of the feed from feed mills to farms, live chickens from farms to processing plants, day-old chickens from egg incubation plants to farms, eggs from farms to distribution centers and, ultimately, products from distribution centers to customers.

ITEM 4.A.	Unresolved Staff Comments

None.

ITEM 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our Consolidated Financial Statements.  The Consolidated Financial Statements have been prepared in accordance with Mexican FRS, which differs in certain respects from U.S. GAAP.  Note 21 to the Consolidated Financial Statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of consolidated stockholders’ equity, net income, a consolidated statement of changes in stockholders’ equity and a consolidated statement of cash flows under U.S. GAAP as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008.

As of January 1, 2008, we have adopted the new standard related to “Inflationary Effects” in accordance with Mexican FRS (Mexican FRS B-10).  Due to the relatively low inflation that the country has consistently achieved during the past several years, a new financial reporting standard came into effect on January 1, 2008, which terminates the recognition of inflationary effects in our financial information.  Consequently, financial information corresponding to periods prior to December 31, 2007 is expressed in millions of Mexican Pesos with purchasing power as of December 31, 2007, while the financial information for periods after December 31, 2007 is stated in millions of nominal Mexican Pesos. The effects of this price-level restatement in accordance with Mexican FRS have not been reversed in the reconciliation from Mexican FRS to U.S. GAAP.  See the Consolidated Financial Statements for more detail.

General

In the following discussion we describe various trends and how they affected our results of operations for the years ended December 31, 2006, 2007 and 2008.

Mexican Economic Conditions

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

During 2008 the Mexican economy was very volatile.  In the first half of the year, the Mexican economy showed little signs of volatility.  However, as a result of the global economic slowdown and particularly the financial crisis in the U.S., the Mexican economy experienced a drastic downturn in the second half of the year.  In particular, the Mexican peso experienced a sharp depreciation, the Mexican economy had a general slowdown and economic forecasts deteriorated.

In 2008 the annual inflation rate for was 6.5% and the final dollar-peso depreciation rate of the peso against the U.S. dollar was approximately 21.0%, as compared to the end of 2007.  The rate on 28 day Cetes had an average of 7.6% for the year.

The global financial crisis which is currently negatively affecting Mexico could extend for several years and thus could have a material adverse effect on our future operating and financial results.

Effects of Economic Conditions on the Industry and the Company

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

Mexican economic conditions have had an important impact on México’s chicken market, especially in the feed costs and the exchange rate as we noted above.  Balanced feed constitutes a substantial portion of our cost and is priced mostly in U.S. dollars.

We use financial instruments to mitigate the cost of goods sold in currencies other than Mexican pesos.  See Note 2-q and Note 10 of the Consolidated Financial Statements.

In 2006, average Mexican producer prices decreased by approximately 3.0% mainly from oversupply conditions in the market during the first part of the year and as market conditions returned to more normalized levels as compared with the first three quarters of 2005.

In 2007, average Mexican producer prices increased by approximately 10.0% mainly due to increases in the cost of raw materials and a balance between supply and demand in the market, particularly in the second and third quarter of the year.

During 2008, average Mexican producer prices increased by approximately 0.2% mainly due to increases in the cost of raw materials, partially offset by oversupply conditions primarily in the second part of the year.

Our outstanding total indebtedness at the end of 2008 increased to Ps. 625.9 million as compared to the Ps. 109.6 million in 2007, as we increased our debt in order to ensure sufficient liquidity.

 In 2008, we had foreign exchange gain of Ps. 160.2 million due to fluctuations in the exchange rate of the peso against the U.S. dollar, as compared to a foreign exchange loss of Ps.3.4 million in 2007 and a foreign exchange gain of Ps. 40.8 million in 2006.  Our valuation effects of financial instruments was a loss of Ps. 1,666.8 million as compared to a loss of Ps. 44.1 millions in 2007, as a result of the Mexican peso depreciation at the end of the year and the volatility in the cost of grains which negatively affected our hedging positions.  See note 10 in our Consolidated Financial Statements.

Volume of Chicken Sold

The Company achieved an increase in its volume of chicken sold during the last years by

The slight increase in 2006 was 0.1%, due mainly to productivity improvements, offset by the negative effects Hurricane Lane on our Northwest Complex during the second half of the year, and a reduction in yield as the Company moves to offering value-added products.

The 8.2% increase in the volume in 2007, was mainly due the business agreements entered into in 2007, domestic growth and productivity efforts.

In 2008, the Company reported an increase in volume of chicken sold of 4.9%, compared to 2007.  This increase is due mainly to new farms in the cities of Hermosillo and an expansion in capacity at our Mérida and Coatzacoalcos complexes.

Trends in Product Prices

Our results of operations may also significantly affected by the cyclical and volatile nature of Mexican prices for chicken, feed, eggs and swine.

Chicken Prices

In 2006, our chicken prices decreased 3.7% due to oversupply in the market, in the first part of the year, and a lower more normalized historical demand compared to 2005.

In 2007, our chicken prices increased 8.3% as a result of a stable market conditions and increases in the cost of our main raw materials.

In 2008, our chicken prices increased 4.4% as a result of increases in our costs of sales, partially offset by oversupply conditions, which were present throughout the year.

Egg Prices

In 2006, our egg prices increased 3.9% compared to 2005, as a result of a more stable supply.

In 2007 our egg prices increased 18.5% as a result of a strong demand, particularly in the second half of the year.

In 2008 our egg business was strong and egg prices increased by 23.9% as a result of a better balance between the demand and supply in the market and improvements in our mix of products sold.

Bachoco’s eggs business continues to work to improve its sales mix by increasing the mix of packaged product with brand identification with better profit margins.

Balanced Feed Prices

In 2008 the Company was strongly affected by higher feed ingredient costs and oversupply conditions which resulted principally from the global economic slowdown.  Balanced feed prices tend to follow the trends in the prices of feed ingredients, which we discuss in “Trends in Prices of Feed Ingredients” below.

Swine Prices

In 2006, our swine prices declined 11.9% as a result of greater competition from imports and a more fragmented Mexican market.

The same conditions in the swine market that were present in 2006 were also present in 2007, causing a 5.5% decline in our swine prices.

During 2008, demand and supply were stable for most of the year and swine prices increased by 19.6% as compared to 2007.

We believe that, among other factors, industry price competition may continue to exert downward pressure on chicken prices, and that prices for chicken, feed, eggs and swine are also likely to remain volatile and subject to cyclical variation, due to the time needed to complete the chicken growth cycle, chicken producers generally cannot adjust production to respond immediately to cyclical variations, and, accordingly, in times of oversupply, prices may decline due to overproduction.

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

At present, Mexican feed prices tend to parallel U.S. and international prices.  In 2006, the percentage of grain purchased from domestic markets was 31.0%, in 2007 it was 36.4% and in 2008 it was approximately 48.0%.

During the second part of 2006, and through 2007, international corn prices increased significantly as a result of lower inventories and increases in alternative uses of corn, such as ethanol production.

Beginning in 2007 and throughout most of the 2008, international grain prices increased drastically reaching new historically high prices worldwide and exceeding the corn prices reached in 2004, due to strong demand and lower inventories worldwide.  These price increases put strong pressure on our production costs.

Restrictions on importing grain under NAFTA phased out at the beginning of 2008.  We expect this condition to be beneficial to the Company and result in a reduction of the costs associated with our imports of feed ingredients.  However, while this change is generally positive to the Company, the high cost of raw materials made it difficult to reflect the positive impact of the purchases we made during 2008.

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

•	In February 2007 and December 2007, the Company reached a business agreement with “Grupo Libra” and “Grupo AGRA” respectively as described below:

a)
Grupo Libra is a company located in northeast México.  The agreement establishes a lease for the use of their facilities, which included breeders and chicken farms with a capacity of approximately 3.0 million chickens per cycle, along with a slaughter plant, and a processing center.  In addition, Bachoco acquired all of Grupo Libra’s inventories  and brands.

b)
Grupo Agra is an eggs producing company located in the states of Nuevo Leon and Coahuila in Northeast Mexico.  The agreement provides for leasing of their facilities, which include laying hens farms with a capacity of approximately 1.0 million hens, a processing table eggs plant, distribution centers and the Agra brands.  In addition, we acquired all their inventories.

These two transactions in 2007, represent less than 1.0% of our total sales.  We analyzed both transactions to determine whether these agreements should be considered as business acquisitions, under SFAS141 “Business Combination”.  Per the terms of the agreements, we did not acquire any employees, customer base or production techniques.  For these and other reasons, we concluded that the transactions did not qualify as a business in accordance with EITF 98-3 “Determining Whether a non-monetary transaction Involves Receipt of Productive Assets or of a Business” (paragraph 6) and therefore were not deemed to be business combinations, in accordance with FAS 141.

Both transactions were accounted for as asset acquisitions.  The accounting is the same for Mexican GAAP.  The FAS 141 disclosure requirements described in paragraph 51-53 therefore do not apply to these transactions.

Additionally, we analyzed the appropriate accounting treatment related to leases as described in FASB 13 “Accounting for Leases” and concluded that the transactions were operating leases and did not qualify as capital leases because there is no transfer of ownership of the property to Bachoco by the end of the lease term, the lease does not contain an option to purchase the leased property at a bargain price, the lease term is not equal or greater than 75% of the estimated economic life of the leased property and the present value of rental and other minimum lease payment is not equal to or exceed 90% of the fair value of the leased property. We concluded that they were operating leases under both Mexican Financial Reporting Standards and US GAAP.  The lease commitments were appropriately included in footnote No. 11 to the Consolidated Financial Statements.

On April 13, 2008, the second phase of our production process at our processing plant in Monterrey caught fire. While the fire destroyed the entire second phase of our production process, the first phase of our production process, which is physically separate from the second, did not suffer any damage and is operating under nearly normal conditions. All the assets were properly covered by an insurance policy.

A.	Operating Results

Summary

The following table sets forth selected components of our results of operations as a percentage of net revenues for each of the periods indicated:

	Year Ended December 31,
	2006	2007	2008
	(percentage of net revenues)
Net revenues	100.0%	100.0%	100.0%
Cost of sales	(77.5)	(79.5)	(86.9)
Gross profit	22.5	20.5	13.1
Selling, general and administrative expenses	(13.3)	(12.3)	(12.0)
Operating income	9.2	8.2	1.1
Comprehensive financing income (loss)	0.4	0.1	(6.8)
Taxes	(3.9)	(1.7)	1.4
Net income (loss)	5.8	7.0	(4.4)

The following table sets forth, for each of the periods indicated, our net revenues of chicken, feed, eggs, swine and other products as a percentage of total net revenues in each period:

	Year Ended December 31,
	2006	2007	2008
	(percentage of net revenues)
Chicken	77.6%	77.6%	76.9%
Feed	9.0%	8.0%	7.3%
Eggs	9.2%	9.6%	10.5%
Swine and Others	4.2%	4.8%	5.3%
Total	100.0%	100.0%	100.0%

Results of Operations for the Years Ended December 31, 2007 and 2008

General

The global financial crisis had severe repercussions in the Mexican economy, especially in the second half of the year.  In particular, there was a slowdown in the Mexican economy and a reduction in economic growth forecasts.  In addition, the exchange rate of the peso against the U.S. dollar experienced a sharp depreciation of 21.0% when compared to the year-end exchange rate for 2007.

The Mexican economy had a growth rate of only 1.3% and the annual inflation rate increased to 6.5%.

According to the UNA, the production volume of the Mexican chicken industry grew by approximately 6.4% in 2008 as a result of consumer preference for healthier meat products, income increases per capita and chicken as a low-cost protein alternative to other meat sources.

With respect to the table egg industry, domestic production increased by 1.2% which led to a better balance between supply and demand in the market.

Even though we were able to increase sales in all our main product lines and sold our entire production, the Mexican economic slowdown, the continued increases in the cost of our main raw materials and oversupply conditions in the chicken markets negatively affected our operating and financial results.  Consequently, we achieved an operating margin of 1.1%, which is lower than the 8.2% reached in 2007 and one of the weakest margins in the Company’s history.

Net revenues

Net sales during 2008 were Ps. 20,125.3 million, 10.5% higher than the Ps. 18,219.6 million reported in 2007.  This was due to an increase in sales in all of our business lines. For more detail see the table included in Item 5: “Operating and Financial Review and Prospects - Summary” above.

Chicken sales grew by 9.5% as compared to sales in 2007.  The increase was due to an 4.4% price increase.  Even when there were oversupply issues throughout the year, the Company was able to sell its entire chicken production.  Chicken volume grew by 4.9% due to increases in capacity driven by increases in capacity at several farms located in our Mérida and Veracruz complexes and new farms located in Hermosillo.

Table egg sales grew by 20.4% in 2008 as compared to sales in 2007 due to a 23.9% price increase, partially offset by a 2.8% decrease in volume.  The sales increase was due to stable supply in the Mexican table eggs industry and strong demand for our table eggs products during most part of the year, of which more than 50% are packaged under our brand name.

During 2008, balanced feed sales grew slightly by 0.9% and the volume of balanced feed sold dropped 15.5% in comparison to 2007.  This business line was strongly affected by high increases in the prices of raw material.  The 19.4% increase in our balanced feed prices was not enough to offset the increases in our production costs.

 We increased our pork sales by 35.3% in 2008 as compared to sales in 2007, due to a 13.1% increase in volume sold and a 19.6% increase in our pork prices which resulted from stable demand in the Mexican market and a slight reduction in imports of pork products.

In 2007 and 2008, we recognized Ps.10.9 million and Ps. 16.7 million, respectively, in revenue as a result of the fair valuing part of the Company’s inventories, see Note 2-g, and Note 6-b in our Consolidated Financial Statements for more detail.

Cost of sales

Our consolidated cost of sales in 2008 was Ps. 17,482.5 million, an increase of 20.8% with respect to 2007, as a result of the substantial increases in the prices of raw materials, particularly grains, which are the most important components of our costs of sales.

Gross profit

As a percentage of net sales, gross profit was 13.1% in 2008, compared to 20.5% reported in 2007.  The decrease was mainly due to a sharp increase in the cost of sales.

Selling, general and administrative expenses

The operating expenses of the Company in 2008 amounted to Ps. 2,412.8 million, an increase of 7.4% as compared to 2007, primarily due to increases in sales and distribution expenses.  Total expenses accounted for 12.0% of the Company’s total sales, representing a decrease of 0.3% when compared with the 12.3% reported for year 2007.

Operating income

The consolidated operating result for 2008 was a profit of Ps. 230.1 million, lower than the Ps. 1,496.3 million profit reported in 2007.  The operating margin was 1.1% in 2008, as compared to the 8.2% reported in 2007.

Other income, net

Other income, net represented a net cost of Ps.21.0 million in 2008 as compared to a gain of Ps.69.6 million in 2007, mainly due to lower income for sales of waste animals, raw materials and by products, lower tax incentives and higher employee profit sharing contributions.  See Note 17 of the Consolidated Financial Statements for more detail.

Comprehensive financial results

The Company had negative comprehensive financial results of Ps. 1,369.2 million in 2008, as compared to the comprehensive financing income of Ps. 19.1 million achieved in 2007.  This reversal was primarily due to negative results in our exchange rate derivative instruments and grain hedge positions.  Our net interest position and the impact on the valuation of our financial instruments was a loss of Ps.1,529.3 million in 2008, partially offset by our foreign exchange gain of Ps.160.2 million.  See Note 10-a of our Consolidated Financial Statements for more detail.

Income (loss) before income taxes, and minority interest

Loss before income and asset taxes and minority interest was Ps. 1,160.1 million in 2008 as compared to income of Ps. 1,585.0 million in 2007.

At December 31, 2008, the Company recognized an income tax benefit for an amount of Ps. 274.0 million, compared to an income tax expense of Ps. 312.7 million reported in 2007.  See note 16-a of the Consolidated Financial Statements for more details.

Net (loss) income

The Company reported a consolidated net loss of Ps. 886.0 million for 2008 , representing a loss per share of Ps.1.5 (equivalent to U.S.$1.3 per ADS), as compared to a consolidated net profit in 2007 of Ps. 1,272.2 million or Ps. 2.1 per share (equivalent to U.S.$1.8 per ADS).  This decrease is due to the lower operating income and the negative comprehensive financial results we achieved in 2008.

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

With respect to the egg industry, domestic production decreased by almost 5.3%, which contributed to a better balanced supply in the market particularly in the second half of 2007.

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

We recognized Ps.10.9 million in our 2007 revenue as a result of fair valuing part of the Company’s inventories.

Cost of sales

In 2007, the consolidated cost of sales was Ps. 14,477.9 million, an increase of 20.1% with respect to 2006, as a result of increases in the prices of raw materials, particularly grains, which are one of our main raw materials.

Gross profit

As a percentage of net sales, gross profit was 20.5% in 2007, compared to 22.5% reported in 2006.  The decline was due primarily to the increase in the cost of sales, resulting of the increase in cost of our main raw materials.

Selling, general and administrative expenses

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

Comprehensive financial results

In 2007, we had a net comprehensive financing result of Ps. 19.1 million primarily due to Ps. 177.3 million of net interest income.  This result was lower than the Ps. 61.4 million reported in 2006.

Income before income tax, asset tax, and minority interest

Income before income tax, asset tax, and minority interest was Ps, 1,585.0 million in 2007, Ps. 78.7 million more than Ps. 1,506.3 reported in 2006.  In 2007, taxes recognized by the Company amounted to Ps. 312.7 million, a decrease with respect to the Ps. 599.1 million recognized in 2006, primarily due to a unique charge amount in deferred taxes recognized at the end of 2006, due to the tax rate increase that affected the poultry industry and consequently our Company in fiscal year 2007.

Net income

Net income was Ps. 1,272.2 million in 2007, 40.2% higher than the Ps. 907.1 million reported in 2006.  Earnings per share of Ps. 2.12 (US$ 2.33 per ADR), compared to Ps.1.51 (US$ 1.66 per ADR) reported in 2006.

Income Tax, Asset Tax and Flat Rate Business Tax, Year 2008

We, and each of our subsidiaries file separate income tax returns.  Bachoco, the main subsidiary is subject to the simplified regime, which rate was 16% in 2005 and 2006 and since 2007 it is 19%.  This regime is applicable to agriculture, cattle-raising, and fishing among a few others.

In 2007, a new law was approved which partially revoked the Asset Tax Law.  Pursuant to the new law, as of 2007, the applicable asset tax rate was 1.25% rate and liabilities were no longer deductible from the asset tax base.  Through December 31, 2006, the applicable asset tax rate had been 1.8% of the average value of most assets and net of certain liabilities.  The asset tax in 2006 and 2007 amounted to Ps 28.3 million and Ps 27.2 million, respectively.  In each of the two years we credited against these amounts the income tax paid.

During 2007, we recognized an additional liability of Ps. 288.6, in order to account for the difference between deferred taxes as calculated under the asset and liability method and deferred taxes as calculated under the stockholders’ equity method.  Then, effective January 1, 2008, we adopted Mexican FRS D-4, which supersedes Bulletin D-4 and establishes the assets and liability method as the only approved method for calculating deferred taxes.  Consequently, we proceeded to reverse the Ps. 288.6 of additional liability which was recognized in 2007 against consolidated retained earnings in 2008.  See Note 16-e and 16-e to the Consolidated Financial Statements for more detail.

As of December 31, 2008, we had Ps. 4.5 million in asset tax credits.  See Note 16-c to the Consolidated Financial Statements for more detail.

In 2008, we recognized a total income, deferred and asset tax credit of Ps. 274.0 million (an effective income tax rate of 24.1%).  This credit resulted mainly from the Company’s net loss in 2008.  By comparison, the Company had a total income tax and asset charge of Ps. 312.7 million in 2007 and Ps.599.1 million in 2006.

The Flat-Rate Business Tax (FRBT or IETU in Spanish) law was published in the Official Gazette on October 1, 2007.  This Law came into effect as of January 1, 2008 and abolished the Asset Tax Law.

The FRBT rate is 16.5% for 2008, 17.0% for 2009 and 17.5 for 2010 and thereafter based on cash flows and certain limited deductions.

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

In 2008, we recognized a total FRBT of Ps. 0.1 million.  We cannot assure a similarly low FRBT in future years.

For a more detailed discussion on this topic, please see Note 16 to our Consolidated Financial Statements.  We and each of our subsidiaries file individual tax returns and may be subject to different tax regimes.

Reconciliation to U.S. GAAP

To be filed no later than the fifteenth calendar day following the prescribed due date of this Annual Report.

Use of Estimates in Certain Accounting Policies

In preparing our consolidated financial statements, we make estimates concerning a variety of matters.  Some of these matters are highly uncertain, and the estimates involve judgments based on the information available to us. The discussion below identifies matters for which the financial presentation would be materially affected (a) if we relied on different estimates that we could reasonably use, or (b) if in the future we change our estimates in response to changes that are reasonably likely to occur.

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

Accumulated depreciation expense for property, plant and equipment in 2008 amounted to Ps. 7.2 billion.  As applied to our 2008 financial results, the depreciation was Ps.616.4 million, or 3.1% of our net revenues.  For further explanation, see Notes 2-h and 7 to the Consolidated Financial Statements.

Allowance for Productivity Declines

The allowance for decline in productivity of our breeder chickens and swine is estimated based on expected future life under straight line method.  See Note 2g in our Consolidated Financial Statements for more detail.

Inventory Valuation

Inventories

At December 31, 2008, our inventories are stated at the lower of historical cost determined by the average cost method or market (replacement cost), provided that replacement cost is not less than net realizable value.

Our inventories at December 31, 2007 were stated using the specific-cost method. The stated value of inventories is not in excess of net realizable value

Agriculture

Our Consolidated Financial Statements recognize the requirements of Mexican FRS E-1, “Agriculture”, which establishes the rules for recognizing, measuring, presenting and disclosing biological assets and agricultural products.

Mexican FRS E-1 requires biological assets and agricultural products (the latter at the time of harvesting) to be valued at their fair value, net of the estimated costs at the point of sale. Bulletin E-1 also establishes that whenever the fair value cannot be determined in a reliable, verifiable and objective manner, the assets are to be valued at their production cost, net of impairment loss.

The allowance for decline in the productivity of breeder chickens and pigs is estimated based on expected future life under the straight-line method.

Agricultural products are live chickens, processed chickens, commercial eggs and pigs available for sale. The Company’s biological assets are comprised of poultry in their different stages, incubatable eggs and breeder pigs.

Broiler chicks less than six and a half weeks old, incubatable eggs, breeder pigs and laying hens are valued at production cost since it is not possible to determine their fair value in a reliable, verifiable and objective manner.

Broilers more than six and a half weeks old through their date of sale are valued at fair value net of estimated point-of-sale costs, considering the price per kilogram of processed chicken at the valuation date.

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

We are exposed to financial risks due to changes in the price of chicken. We estimate that the price of chicken will not fall significantly in the future; consequently, we have not entered into any derivative agreement or any other type of agreement to offset the risk of a drop in the price of chicken.

For more details, see “Inventories and biological assets” in Note 6 of the Consolidated Financial Statements.

Allowance for Doubtful Accounts

Our policy is to record an allowance for doubtful accounts for balances which are not likely to be recovered.  In establishing the required allowance, management considers historical losses taking into account current market conditions and our customer’s financial conditions, the amount of receivables in dispute, the aging of our current receivable aging, and the collectibility of our current receivables based on individual payment patterns. Accounts which are more than 60 days overdue are reviewed individually for collectibles. See Note 2-f to our Consolidated Financial Statements for more detail.

Pension Plan

We have a retirement plan in which all non-union workers participate.  Pension benefits are based on the salary of workers in their final three years of service, the number of years worked and their age at retirement.  See Note 2-m and Note 14 to our Consolidated Financial Statements.

This plan includes:

▪
Defined contribution plan:  This fund consists of employee and Company contributions.  The employee contribution percentage ranges from 1.0% to 5.0%.  The Company contribution ranges from 1.0% to 2.0% in the case of employees with less than 10 years’ seniority, and the same contribution percentage as the employee (up to 5.0%) when the employee has more than 10 years’ seniority.

▪	Defined benefit plan: This fund consists solely of Company contributions and covers the Company's labor obligations with each employee.

Seniority premiums and severance payments are paid to workers as required by Mexican labor law.

We recognize the liability for pension benefits, seniority premiums and termination benefits (severance payments), based on independent actuarial computations using the projected unit-credit method and financial assumptions net of inflation.

B.	Liquidity and Capital Resources

Our working capital (current assets less current liabilities) decreased year over year from Ps.6.5 billion on December 31, 2007 to Ps.4.6 billion on December 31, 2008.  Said decrease was mainly due to a decrease in the cash and investments current assets accounts, and increases in the accounts payable and derivatives financial instruments current liabilities accounts.  The ratio of current assets to current liabilities on December 31, 2008 was 2.4.

Cash and cash equivalents were Ps.2.0 billion on December 31, 2008, representing a decrease of Ps.1.0 billion or 34.3% from the previous year.  The decrease was primarily due to larger inventories, increase in our level of capital expenditures and losses in our financial instrument positions.

Inventories were Ps.4.0 billion as of December 31, 2008, representing an increase of Ps.644.3 million or 19.4% from the previous year, due mainly to larger inventories and higher cost of raw materials.

Total debt, including the current portion of long term debt, equaled Ps.625.9 million as of December 31, 2008, much higher than the Ps. 109.6 million reported as of December 31, 2007.  This increase is due to new debt obligations we entered into in order to guarantee our liquidity under highly volatile conditions.

Long term debt on December 31, 2008 represented 2.7% of our capitalization, compared to 0.3% reported on December 31, 2007.

Stockholders’ equity decreased to Ps.14.1 billion on December 31, 2008 from Ps.15.1 billion on December 31, 2007.

In 2008, capital investments amounted to Ps. 1.1 billion, all of which were financed from resources generated from our own operations.  These capital investments were used mainly to finance productivity projects, production growing capabilities and infrastructure improvements to keep facilities in good operating conditions.

We are a holding company with no significant operations of our own. We principally engage in transactions with our subsidiaries.  We will have distributable profits and cash to pay dividends only to the extent that we receive dividends from our subsidiaries, principally BSACV.  The amount of dividends payable by our subsidiaries and us is also subject to general limitations under Mexican corporate law. See our Consolidated Statement of Cash Flow in our Consolidated Financial Statements for more details.

We consider our current level of working capital to be sufficient for our operations.

We expect to finance our capital expenditures, additional working capital, and debt service obligations from our current liquidity and capital resources, cash flows and from additional borrowings from our existing sources of debt financing, although we will also consider other sources of debt financing if they are available on advantageous terms.  For a discussion of our use of hedging instruments, please see Note 10 of our Consolidated Financial Statements.

We entered into operating leases for certain offices, production sites, computer equipments, and automobiles.  These agreements have terms ranging between one and five years period and some of them contain renewal options.  Rental expenses under these leases for 2006, 2007 and 2008 were Ps. 124.0, Ps. 153.2 million and Ps. 167.9 million,  respectively.

C.	Research and Development, Patents and Licenses, etc.

None

D.	Trend Information

For a description of trends in our product lines see Item 3:  “General – Trend in Product Prices” above.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E of Form 20-F.

F.	Tabular Disclosure of Contractual Obligations

Our major categories of indebtedness included the following:

•	As of December 31, 2008 we have Ps. 234.2 million in notes payable to banks and current installments of long term debt.

•
Long term debt to banks, as of December 31, 2008, was Ps.391.7 million outstanding (excluding current portion), which is higher than Ps. 50.8 million in the same date of 2007.  The weighted average interest rates on long term debt for 2007 and 2008 were 7.8% and 12.9% respectively.  See Note 9 of the Consolidated Financial Statements for more detail.

The following table summarizes long-tem debt as of December 31, 2008.  The table does not include short term debt, accounts payable or pension liabilities.

		Payments Due by Period (millions of constant pesos as of December 31, 2008)

Contractual Obligations		Total	2010	2011	2012		2013
Long-term debt	Ps.	391.6	360.9	15.3	11.5	Ps.	3.9
Operating leases	Ps.	227.8	70.5	69.0	68.2	Ps.	20.1

G.	Safe Harbor

Not applicable.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

The following table identifies our directors, alternate directors, Honorary Chairman of the board and Secretary of the board as of June 2009, their positions and their years of service:

Name	Position	Years as a Member of the Board of Directors
Enrique Robinson Bours Almada	Honorary Chairman of the board	55
Mario Javier Robinson Bours Almada	Life Honorary Shareholder Director	55
Francisco Javier R. Bours Castelo	Chairman of the Board and Proprietary Shareholder Director	27
Eduardo Rojas Crespo	Secretary of the Board	1
Jose Gerardo Robinson Bours Castelo	Proprietary Shareholder Director	1
Juan Bautista Salvador Robinson Bours	Proprietary Shareholder Director	55
Jesús Enrique Robinson Bours Muñoz	Proprietary Shareholder Director	15
Jesús Rodolfo Robinson Bours Muñoz	Proprietary Shareholder Director	7
Arturo Bours Griffith	Proprietary Shareholder Director	15
Octavio Robinson Bours	Proprietary Shareholder Director	12
Ricardo Aguirre Borboa	Proprietary Shareholder Director	15
José Eduardo Robinson Bours Castelo	Alternate Director	15
Juan Salvador Robinson Bours Martínez	Alternate Director	15
José Francisco Bours Griffith	Alternate Director	15
Guillermo Pineda Cruz	Alternate Director	15
Avelino Fernández Salido	Independent Director	6
Humberto Schwarzbeck Noriega	Independent Director	6

•	Enrique Robinson Bours Almada, Mario Javier Robinson Bours Almada and Juan Bautista Salvador Robinson Bours are brothers.

•	Francisco Javier R. Bours Castelo, José Gerardo Robinson Bours Castelo and José Eduardo Robinson Bours Castelo are sons of Mario Javier Robinson Bours.

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

Mr. Enrique Robinson Bours Almada, Chairman of the board and co-founder of the Company is retired in April 2002.  Mr. Bours led the Company for 50 years.  The Board named as his successor Mr. Javier Robinson Bours Castelo, Mr. Enrique Robinson Bours’s nephew.  Mr. Bours Castelo has been at Bachoco for 27 years as a member of the board and served as Vice-Chairman for nine years.

Mr. Mario Javier Robinson Bours Almada, member of the Board of Directors retired in April 2008, and was named as a Life Honorary Propriety Shareholder Director.  On the same date, the Board named Mr. José Gerardo Robinson Bours Castelo as a Proprietary Shareholder Director in the place of Mr. Mario Javier Robinson Bours Almada.

In order to fully comply with current Mexican Corporate and Securities Market Laws in which Bachoco’s Shares are traded, we ratified our Board of Directors at our stockholders’ meeting held on April 22, 2009.  As of June 2009, our Board of Directors is composed of the following members:

Proprietary Shareholder Directors:
Francisco Javier R. Bours Castelo (Chairman of the Board)
Jose Gerardo Robinson Bours Castelo
Juan Bautista S. Robinson Bours Almada
Jesús Enrique Robinson Bours Muñoz
Jesús Rodolfo Robinson Bours Muñoz
Arturo Bours Griffith
Octavio Robinson Bours
Ricardo Aguirre Borboa

Alternate Directors:
José Eduardo Robinson Bours Castelo
Juan Salvador Robinson Bours Martínez
José Francisco Bours Griffith
Guillermo Pineda Cruz

Independent Directors:
Avelino Fernández Salido
Humberto Schwarzbeck Noriega

Life Honorary Chairman of the Board:
Enrique Robinson Bours Almada

Life Honorary Shareholder Director:
Mario Javier Robinson Bours Almada

Secretary of the Board of Directors:
Eduardo Rojas Crespo

Francisco Javier R. Bours Castelo, Chairman of the Board of Directors, has been a member of the board for 27 years, and has been Chairman since 2002.  Before that, he was Vice-Chairman for several years.  Mr. Bours holds a degree in Civil Engineering from the Instituto Tecnológico y de Estudios Superiores Monterrey (ITESM).  He currently serves as Chairman of the Boards of Directors of the following companies:  Megacable Holdings, S.A.B. de C.V., Congeladora Hortícola, S.A. de C.V., Inmobiliaria of Trento S.A. de C.V., Acuícola Boca S.A. de C.V., Agriexport S.A. de C.V., Industrias Boca, S.A. de C.V., and Promotora Empresarial del Noroeste, S.A. de C.V.

 José Gerardo Robinson Bours Castelo, Proprietary Shareholder Director, is member of the board since April, 2008.  He previously served as Systems Manager.  Mr. Bours, holds a degree in Computer Engineering from the Instituto Tecnológico y de Estudios Superiores Monterrey (ITESM).  He currently serves as member of the following companies:  Grupo Megacable, S.A. de C.V., Congeladora Hortícola, S.A. de C.V., Acuícola Boca, S.A. de C.V., Industrias Boca, S.A. de C.V. and Promotora Empresarial del Noroeste, S.A. de C.V.  He is also Chairman of Fundación Mexicana para el Desarrollo Rural del Valle del Yaqui and Instituto Tecnológico y de Estudios Superiores de Monterrey Campus Obregón.

Juan Bautista S. Robinson Bours Almada, Proprietary Shareholder Director, has been a member of the board for 55 years and is a co-founder of Industrias Bachoco S.A.B. de C.V.

Jesús Enrique Robinson Bours Muñoz, Proprietary Shareholder Director, has been a member of the board for 15 years, having previously served as Production Director and Divisional Manager.  Mr. Robinson Bours holds a degree in Engineering from the University of Arizona.  He is also a member of the Board of Directors of San Luis Corporación S.A. de C.V., and Megacable S.A. de C.V.

Jesús Rodolfo Robinson Bours Muñoz, Proprietary Shareholder Director, has been a member of the board for 7 years.  Mr. Robinson Bours previously served in the Company as Production Manager in the Northwest and Bajio divisions, Commercial Manager in Northwest Division and Purchasing Manager at the Bajio Division.  Mr. Robinson Bours holds a degree in Agricultural Engineering from the University of Arizona.  He has business experience in agriculture and raising livestock with Agrícola Monte Cristo S.A. de C.V., Agrícola Río Yaqui S.P.R. de R.L., Agrícola Nacapul S.P.R. de R.L. and Ganadera Cocoreña S.P.R. de R.L., Chairman of the Board of Centro Cultural Cocorit and Manager of the Museum of the Yaqui Indians.

Arturo Bours Griffith, Proprietary Shareholder Director, has been a member of the board for 15 years.  Mr. Bours Griffith completed professional studies at the University of Arizona.  He is also Chairman of the board of Qualyplast, S.A. de C.V., and a member of the board of Megacable, S.A. de C.V., Promotora Empresarial del Noroeste, S.A. de C.V., and Taxis Aereos del Noroeste, S.A. de C.V.

Octavio Robinson Bours, Proprietary Shareholder Director, has been a member of the board for 12 years.  Mr. Robinson Bours holds a degree in Agricultural Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM).  He has experience in producing swine, and is also a member of the board of Choya, S.A. de C.V., and Granos Santa Fe, S.A. de C.V.

Ricardo Aguirre Borboa, Proprietary Shareholder Director, was also an Independent Director until April 2007.  Mr. Aguirre has been a member of the board for 15 years.  He is also a member of the Board of Directors of the newspaper El Debate and he holds a degree in Agricultural Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM).  He has experience in agriculture and pork production.  Mr. Aguirre Borboa is also member of the board of Gasolinera Servicios del Valle del Fuerte S.A. de C.V., Periódico el Debate de los Mochis, and Tepeyac Produce, Inc.

José Eduardo Robinson Bours Castelo, Alternate Director, has been a member of the board for 15 years.  Mr. Robinson Bours holds a degree in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM).  He was previously Commercial Director of Industrias Bachoco, a Senator of the Mexican Congress and is currently governor of the state of Sonora.

Juan Salvador Robinson Bours Martínez, Alternate Director, has been a member of the board for 15 years, and has served Bachoco as Purchasing Manager.  Mr. Robinson Bours holds a degree in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM).  His other appointments include Chairman of the board and CEO of Llantas y Accesorios, S.A. de C.V.

José Francisco Bours Griffith, Alternate Director, has been a member of the board for 15 years.  He holds a degree in Civil Engineering from the Universidad Autónoma de Guadalajara.  Mr. Robinson Bours has worked at Bachoco as Engineering Manager.  He is currently dedicated to agricultural operations and has run an aquaculture farm for nine years.

Guillermo Pineda Cruz, Alternate Director, has been a member of the board for 15 years.  He is also a member of the Board of Directors of Banamex and was a regional member of the Board of Directors of Grupo Financiero Serfín, Inverlat and Inverméxico.  Mr. Pineda holds a degree in Civil Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM) and a master’s degree in Business Administration from the Instituto Tecnológico de Sonora (ITSON).  He co‑founded Edificadora Pi‑Bo, S.A. de C.V. in 1983 and is its President and CEO.

Avelino Fernández Salido, Independent Director, is member of the board since 2003.  He is also a member of the board of Banco Nacional de México, BBVA Bancomer, and Banca Serfín.  His business experience is in the marketing of grains.

Humberto Schwarzbeck Noriega, Independent Director, is member of the board since 2003.  He holds a degree in economics from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM).  He is currently CEO of Yeso Industrial de Navojoa S.A. de C.V. and Chairman of the Board of Promotora de Manufacturas S.A. de C.V.

Eduardo Rojas Crespo, was named Secretary of the Board of Directors on April 23, 2008.  Mr. Rojas has worked for Bachoco since 2004 as our Chief Legal Officer.  Before joining Bachoco, Mr. Rojas worked for 10 years as the Chief Legal Officer of Grupo Fimex.  He holds a law degree from the Universidad Nacional Autónoma de México (UNAM) and a post-graduate diploma in Environmental Law and Due Diligence and a master’s degree in Corporate Laws, both from the Anáhuac University.

Executive Officers

Our executive officers as of June 2008 are set forth in the table below:

Name	Position	Age
Cristóbal Mondragón Fragoso	Chief Executive Officer	63
Daniel Salazar Ferrer	Chief Financial Officer	44
David Gastélum Cazares	Director of Sales	57
José Luis López Lepe	Director of Personnel	63
Rodolfo Ramos Arvizu	Technical Director	51
Ernesto Salmón Castelo	Director of Operations	46
Andres Morales Astiazaran	Director of Marketing and Value-added Products	40
Marco Antonio Esparza Serrano	Comptroller Director	53

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

Marco Antonio Esparza Serrano, Comptroller Director since March 2009. Before joining Bachoco, Mr. Esparza worked for more than 25 years in the pharmaceutical industry for three multinational companies, two American companies and one German company. During that time, Mr. Esparza managed and directed every area within Finance and Administration as Accounting Manager, Tax Manager Comptroller, Financial Planning Director and Finance Director. Mr. Esparza holds a degree in public accounting and several post-graduate diplomas in Business Administration, Economics and Direction of Enterprises from universities such as Instituto Politecnico Nacional, University of California at Berkeley, Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM), University of Almeria Spain and IPADE.

Statutory Auditor

According with the Mexican Securities Market Law, the Statutory Auditor is no longer required for public companies as of June 2006. The activities of the Statutory Auditor will be performed by the Audit Committee.

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

In order to fully comply with current Mexican Corporate and Securities Market Laws, we named an audit committee on April, 2003.

There were changes in the audit committee during the ordinary stockholder’s meeting held on April 25, 2007; Mr. Francisco Javier R. Bours Castelo is no longer a member of the audit committee and the audit committee is now comprised of the following members:

Avelino Fernández Salido (President)
Humberto Schwarzbeck Noriega
Ricardo Aguirre Borboa

Mr. Ricardo Aguirre Borboa represents the controlling shareholders and has no voting rights in the audit committee.

B.	Compensation

For the year ended December 31, 2008, we paid approximately Ps.38.5 million in aggregate compensation to our directors and executive officers, for services they rendered in their respective capacities.

C.	Board Practices

In 2001, we changed the composition of our board and appointed an audit committee.  See “Directors” and “Audit Committee.”

We do not have any special agreements or contracts with any member of our board. All of our board members are subject to the specific expiration dates of their current terms of office.

D.	Employees

As of December 31, 2006, 2007 and 2008, we had approximately 21,035, 23,088 and 23,248 employees, respectively.

In 2008, approximately 64.6% of our employees were members of labor unions.  Labor relations with our employees are governed by 49 separate collective labor agreements, each relating to a different group of employees and negotiated on behalf of each such group by a different labor union.  As is typical in México, wages are renegotiated every year while other terms and conditions of employment are renegotiated every two years.  We seek to attract dependable and responsible employees to train at each of our plants and facilities.  We offer our employees attractive salary and benefit packages, including a pension and savings plan.

We believe that we have good relations with our employees.  We have not experienced significant work stoppages as a result of labor problems.

E.	Share Ownership

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

A.	Major Shareholders

Control Trust

Initially in April 1995, the Robinson Bours Stockholders created the Control Trust to hold certain Units owned by members of the Robinson Bours family.  The Robinson Bours Stockholders, through the Control Trust and a separate trust established in connection with our 1997 initial public offering (the “Family Trust”).  Prior to the Share conversion in September 2005 described above, the Control Trust and the Family Trust were composed by:

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

After the conversion of L Shares to B Shares, the Control Trust  and the Family Trust own the same number of Shares (496,500,000 Shares or 82.75% of outstanding Shares).  However, these Shares are all now Series B Shares.

In November 2008, the Robinson Bours family created a third trust with 102,000,000 Shares, which were taken from one of the existing trusts.  The purpose of this new trust is to serve as collateral for the Company’s loan indebtedness.  The three trusts together accounted for 496,500,000 Shares outstanding on December 31, 2008 and there has been no change in the position of each holder.

Apart from the ownership set forth above, at the end of March 2009, Fidelity Low Priced Stock Fund and Fidelity Management & Research Co. each owned 4.7% of our Common Stock; equal to a total of 2,325,000 ADS’s for each respectively.

 In November 1998, in accordance with rules established by the CNBV, we established a reserve in the amount of Ps.180.0 million in nominal pesos, for the repurchase of Shares.  At the end of 2008, the Company had repurchased zero Shares.

During our stockholders’ meeting of April 22, 2009, we capped the share repurchase program for 2009 to a maximum amount of Ps.165.6 million.  As of May 29, 2009, we had repurchased a total of 92,000 shares.

The following table sets forth the estimated percentages of the Shares held in México and other Countries as of December 31, 2008.

Year	Percentage

México	84.8%
Other Countries	15.2%

As of March 31, 2009, from the 100% of the total shares of the Company, we accounted for approximately 49 shareholders in the NYSE and 65 in the BMV.

B.	Related Party Transactions

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

We have engaged in a variety of transactions with entities owned by members of the Robinson Bours family, all of which we believe were consistent with this policy and not material to our business and results of operations.  All of these transactions are described below.  See Note 5 to the Consolidated Financial Statements.  We expect to engage in similar transactions in the future.

We regularly purchase vehicles and related equipment from distributors owned by various members of the Robinson Bours family.  The total amount spent on such purchases was Ps. 63.5 million, Ps.95.8 million and Ps. 156.9 million for the years ended December 31, 2006, 2007 and 2008, respectively.  The distribution of vehicles and related equipment is a highly competitive aspect of business in the areas in which we operate.  We are not dependent on affiliated distributors and are able to ensure that the pricing and service we obtain from affiliated distributors are competitive with those available from other suppliers.

The Robinson Bours Stockholders own Taxis Aéreos del Noroeste, S.A. de C.V. (“TAN”), an air transport company that provides transportation for members of the Board of Directors to and from meetings at our headquarters in Celaya.  We paid Ps.4.2 million, Ps.3.2 million and Ps. 2.1 for the years ended December 31, 2006, 2007 and 2008, respectively, for such transportation.

We purchased feed and packaging materials from enterprises owned by Robinson Bours Stockholders, the family of Enrique Robinson Bours and the family of Juan Bautista Robinson Bours.  The cost of such purchases was Ps.251.9 million, Ps.192.8 million and Ps.427.7 million for the years ended December 31, 2006, 2007 and 2008, respectively.

Our accounts payable to related parties totaled Ps.26.8 million and Ps. 50.3 million as of ended December 31, 2007 and 2008, respectively.  These transactions took place among companies owned by the same set of stockholders.  See Note 5 to the Consolidated Financial Statements.

Neither we nor our subsidiaries have loaned any money to any of our directors or officers, controlling shareholders or entities controlled by these parties.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Our Consolidated Financial Statements are included in Item 18.  The financial statements were audited by independent registered public accounting firms and are accompanied by their audit reports.

On August 28, 2008, we announced that the Company’s Board of Directors, as per the Audit Committee’s recommendation, approved the selection of KPMG Cárdenas Dosal, S.C. as the Company’s independent auditor, effective as of August 27, 2008.

The financial statements include a consolidated balance sheet, consolidated statements of operations, consolidated statements of changes in stockholders’ equity, consolidated statements of changes in financial position, and consolidated statement of cash flows and notes relating to the consolidated financial statements.

The Consolidated Financial Statements have been prepared in accordance with Mexican FRS, which differ in certain respects from U.S. GAAP.  Note 21 to the Consolidated Financial Statements provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of Consolidated stockholders’ equity, and consolidated net income, a consolidated statement of changes in stockholders’ equity and a consolidated cash flow statement under U.S. GAAP as of December 31, 2007 and 2008, and for the years ended December 31, 2006, 2007 and 2008.

Legal Proceedings

We are a party to certain legal proceedings in the ordinary course of our business.  We believe that none of these proceedings, individually or in the aggregate, is likely to have a material adverse effect on the Company’s consolidated financial positions and consolidated results of operations.

Dividends Policy

Pursuant to Mexican law and our bylaws, the declaration, amount and payment of annual dividends are determined by a majority vote of the shareholders, generally but not necessarily on the recommendation of the Board of Directors.

In 2006, 2007 and 2008, we declared and paid cash dividends at nominal values of Ps.353.9, Ps. 353.9 and Ps. 353.9 respectively (Ps. 378.1 and Ps.363.7 in constant Mexican pesos as at December 31 of 2006 and 2007 respectively).

Although there can be no assurance as to the amount or timing of future dividends, we expect to pay an annual dividend pro rata to holders of outstanding Shares in an amount of approximately the 20.0% of the prior year’s net income.  The declaration and payment of dividends will depend on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors and the shareholders, including debt instruments which may limit our ability to pay dividends.

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

Mexican law requires that 5.0% of our net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20.0% of our capital stock.  Mexican corporations may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund.  The level of earnings available for the payment of dividends is determined under Mexican FRS.

B.	Significant Changes

Significant Changes in Accounting Practices

New Accounting pronouncements

The most important new accounting pronouncements that came into effect after December 31, 2007 are:

Þ
Mexican FRS B-10, (Effects of inflation).  As a result of the adoption of this FRS, at January 1, 2008, the stockholders' equity accounts were reclassified as shown on the consolidated statement of stockholders' equity.  We present the 2007 and 2006 consolidated financial statements in constant pesos at December 31, 2007, the last date on which the comprehensive method for recognizing the effects of inflation was used.

Þ
Mexican FRS D-3, (Employee Benefits).  As a result of the adoption of this FRS, in 2008 the intangible asset of Ps. 28.3 million, previously recognized in the consolidated balance sheet as of December 31, 2007, and the labor obligation minimum liability adjustment of Ps. 2.5 million, previously recognized in the consolidated statement of stockholders equity as of December 31, 2007, were eliminated.  Furthermore, amortization of unamortized items resulted in an approximate gain of Ps. 0.8 million during 2008.

Þ
Mexican FRS D-4, (Taxes on income).  Effective January 1, 2008, the asset and liability method became the only approved method to calculate deferred taxes.  Therefore, we wrote off the Ps. 288.6 million of additional liability determined under the stockholders’ equity method in 2007 against retained earnings.

Þ
Mexican FRS B-2, (Statement of Cash Flow).  As a result of the adoption of this FRS in 2008, the indirect method was used for the calculation of consolidated cash flows in 2008 while the consolidated statements of change in the financial position in 2006 and 2007 are presented as issued.

The CINIF has issued the following FRS, effective for fiscal years beginning after December 31, 2008:

Þ	FRS B-7 “Business acquisitions”, FRS B-8 “Consolidated and combined financial statements”, FRS C-7 “Investments in associates and other permanent investments” and FRS C-8 “Intangible assets”.

We consider that the initial effects of these new FRS’s will not be material.

For more detail see Note 2-x and Note 20 to the Consolidated Financial Statements.

ITEM 9.	The Offer and Listing

A.	Offer and Listing Details

On September 19, 1997, Bachoco commenced trading on the Mexican Stock Exchange through Units (each comprised of one Series B Share and one Series L Share), and on the New York Stock Exchange through American Depositary Shares (“ADSs,” each comprised of six Units).  The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York, as Depositary under a Deposit Agreement among the Company, the Depositary and the holders from time to time of ADRs.

In September 2006, the Company separated the UBL and UBB Units into their components, and converted their Series L Shares into Series B Shares, on a one to one basis.  Consequently, now all our Common Stock Shares are Series B Shares with full voting rights.  This change had not modified the face value of the Shares.

As of April 30, 2009, there were 7,574,991 ADSs outstanding, representing 15.1% of the total Shares outstanding, which were held by approximately 50 holders.

The following tables set forth for each year from 2004 to 2008, for each quarter from 2007 and 2008 and for each complete month from December 2008 to May 2009, the high, low and close prices of the Shares on the Mexican Stock as reported by the Mexican Stock Exchange and the high, low and close price of the ADSs on the NYSE as reported by the New York Stock Exchange.

Mexican Stock Exchange
(Nominal pesos per Share)

Year	High	Low	Close
2004	13.35	8.50	13.10
2005	20.70	12.22	17.25
2006	23.70	15.70	23.66
2007	30.96	20.00	28.60
2008	30.15	14.21	15.99
New York Stock Exchange
(U.S.$ per ADS)

Year	High	Low	Close
2004	14.19	8.8	14.19
2005	23.02	12.87	19.50
2006	29.00	16.33	29.00
2007	35.11	24.10	31.81
2008	33.34	12.75	14.50

Mexican Stock Exchange
(Nominal pesos per Share)

Period	High	Low	Close
First Quarter 2007	28.00	20.00	25.80
Second Quarter 2007	30.08	25.89	28.60
Third Quarter 2007	30.96	24.00	29.50
Fourth Quarter 2007	29.02	23.00	27.01
First Quarter 2008	30.15	25.00	26.13
Second Quarter 2008	26.50	23.99	24.99
Third Quarter 2008	25.60	22.76	22.76
Fourth Quarter 2008	22.00	14.21	15.99

New York Stock Exchange
(U.S.$ per ADS)

Period	High	Low	Close
First Quarter 2007	30.75	24.10	28.34
Second Quarter 2007	33.55	28.51	32.25
Third Quarter 2007	35.11	27.14	32.06
Fourth Quarter 2007	32.61	26.04	30.77
First Quarter 2008	33.34	27.39	29.12
Second Quarter 2008	31.24	27.56	29.60
Third Quarter 2008	31.00	21.59	24.38
Fourth Quarter 2008	24.60	12.75	14.50

Mexican Stock Exchange
(Nominal pesos per Share)

Month	High	Low	Close
December 2008	18.00	14.21	15.99
January 2009	16.99	14.01	15.64
February 2009	18.00	13.03	13.03
March 2009	14.69	11.85	13.80
April 2009	17.48	13.00	17.48
May 2009	20.00	16.00	19.12

New York Stock Exchange
(U.S.$ per ADS)

Period	High	Low	Close
December 2008	16.50	12.75	14.50
January 2009	15.30	12.00	13.50
February 2009	15.29	9.60	11.70
March 2009	12.70	9.03	11.35
April 2009	15.00	11.58	15.00
May 2009	18.50	15.20	17.89

B.	Plan of Distribution

Not applicable.

C.	Markets

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange, located in México City, is the only stock exchange in México.  Founded in 1894.  Since 2008, the Mexican Stock Exchange has been a public company, The brokerage houses are currently the only entities authorized to trade on the floor of the Mexican Stock Exchange.

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

Some of the changes, among others, were:

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

f)	The Statutory Auditor no longer exists for Public Companies, his duties were assumed by the Audit Committee.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

The Robinson Bours Stockholders have advised us that they intend to ensure that the Control Trust will hold at least 51% of the Series B Shares at any time outstanding.  See “—Foreign Investment Legislation” in this Item.

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

Dividend and Distributions

At the annual ordinary general stockholders’ meeting, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the board, to the holders of Series B Shares for their consideration.  The holders of Series B Shares, once they have approved the financial statements, determine the allocation of our net profits, if any, for the preceding year.  They are required by law to allocate 5% of such net profits to a legal reserve, which is not thereafter available for distribution until the amount of the legal reserve equals 20% of our historical capital stock (before giving effect to the restatement thereof in constant pesos).  As of December 31, 2008, our legal reserve fund was equal to at least 20% of our paid-in capital stock.  Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the stockholders determine, including a reserve for the repurchase of our Shares.  The remaining balance of net profits, if any, is available for distribution as dividends.  No dividends may be paid, however, unless losses for prior fiscal years have been paid or absorbed.

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

See Article 35 of the Mexican Securities Market Law for more detail.

Related Party Transactions

See “Related Party Transactions” included in Item 7 to this Annual Report.

C.	Material Contracts

None.

D.	Exchange Controls

Ownership by foreigners of Mexican companies is regulated by the Foreign Investment Law and by the Foreign Investment Regulations.  The Ministry of Commerce and Industrial Development and the Foreign Investment Commission are responsible for the administration of the Foreign Investment Law.

The Foreign Investment Law reserves certain economic activities exclusively for the Mexican Government and certain other activities exclusively for Mexican individuals or Mexican corporations and limits the participation of foreign investors to certain percentages in regard to enterprises engaged in activities specified therein.  Foreign investors may own 100% of the capital stock of Mexican companies or entities, except for companies (i) engaged in reserved activities as referred to above or (ii) with assets exceeding an amount to be established annually by the Foreign Investment Commission in which case an approval from the Foreign Investment Commission shall be necessary in order for foreign investment to exceed 49% of the capital stock.  Mexican and non-Mexican nationals will be entitled to hold and to exercise the rights of holders.  The Robinson Bours Stockholders have advised us that they intend to maintain a control position of his shares.  Pursuant to our bylaws, foreigners may only own Shares up to 49% of such Series.

E.	Taxation

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

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

The documents concerning us which are referred to in this document are available at the our company headquarters, located at Ave. Tecnológico No.401, Cd. Industrial, Celaya, Guanajuato, 38010, México, for any inspection required.  Part of this information is available on our web page, at www.bachoco.com.mx.

I.	Subsidiary Information

Not applicable.

ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk

In the normal course of our business, we hold or issue various financial instruments that expose us to financial risks involving fluctuations in currency exchange rates and interest rates.  Also, we are exposed to commodity price risk in connection with fluctuations in the prices for our feed ingredients.

Currency Fluctuation

Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to cost and expenses which are denominated in U.S. dollars.  Since we have liabilities denominated in U.S. dollars, we are exposed to foreign exchange losses when the peso declines in value against the U.S. dollar.  The peso has been subject to significant volatility in the past, most recently in the second half of 2008.

All of our sales are priced in Mexican pesos but we have significant costs and expenses in U.S. dollars.  A significant portion of our feed cost is priced in U.S. dollars, and other purchases may be influenced by U.S. dollar prices.  A devaluation of the peso will accordingly affect our earnings.  In addition, the Mexican peso exchange rate can directly and indirectly impact our results of operations and financial position in several respects, including potential economic recession in México resulting from a devalued peso.

In 2006, we experienced a total foreign gain of Ps.40.8 million, due to the net position of our liabilities and assets.

In 2007, we experienced a foreign exchange loss of Ps.3.4 million since the Mexican peso demonstrated low volatility during the year.

During 2008, our net interest position and the impact on the valuation of our financial instruments was a loss of Ps. 1,529.3 million, mainly due to negative results in our exchange rate derivative instruments and grain hedge positions, partially offset by our foreign exchange gain of Ps.160.2 million.

We manage our exchange rate exposure primarily through management of our financial structure, specifically by maintaining most of our debt through long term debt instruments.  As part of our normal operations, we purchase financial derivative instruments in order to ensure greater certainty in our purchases of U.S. dollars.  We plan over a six-month period into the future and, depending on the expected uncertainty for that period, decide if it is economically advisable to purchase or sell any hedging instrument.

The main risk that the Company faces with the use of these derivative instruments is the volatility in the exchange rate of the peso against the U.S. dollar.

During 2006 and 2007, we have observed different strategies with respect to derivatives which involve call and put options in U.S. dollars.

Even though we did not have debt denominated in U.S. dollars as of December 31, 2008, given our hedge positions, our comprehensive financial cost was strongly affected by the abrupt depreciation of the Mexican peso against the US dollar, especially during the second half of 2008.

At December 31, 2008, we maintained positions in several financial instrument derivatives.  For details, please see Note 10 to our Consolidated Financial Statements.

No assurance can be given as to the future valuation of the Mexican peso and how further movements in the peso could affect our future earnings.  In order to mitigate our foreign exchange risk, we have established a Risk Committee which meets at least once a month and approves the guidelines and policies for entering into these operations.  We also works with independent consultants whom make evaluations of our positions and provides us with consulting services.  Said companies do not sell any financial instruments to us.

Based on our position in March 2009, we estimate that a hypothetical 10.0% devaluation of the Mexican peso against the U.S. dollar would result in losses of Ps.514.1 million.

Interest Rates

Our earnings may also be affected by changes in interest rates due to the impact those changes have on our variable rate debt instruments.  As of March 2009, we had borrowings of approximately Ps.616.8 million pursuant to variable rate debt instruments, representing approximately 3.3% of our total assets.

Based on our position on December 31, 2008, we estimate that a hypothetical interest rate variation of 0.5% on our Mexican peso denominated debt would result in increased interest expenses of approximately Ps. 3.1 million per annum.  Any such increase would likely be offset by an increase in interest income due to our cash and cash equivalent position.

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

The percentage of grain purchased from domestic markets was 35.0%, 30.1%, 31.3%, and 36.4% in 2004, 2005, 2006 and 2007 respectively.  In 2008 we purchased approximately 48.0% of grain from local sources.

During 2008, grain reached new historically high prices worldwide, due principally to strong demand and alternative uses of grain such as ethanol production.  Soybean meal prices also increased, particularly in the second half of the year, as a result of strong demand coupled with lower supply than expected worldwide.  Towards the end of 2008, the situation began to change as corn and soybean meal prices started to decline.

Based on results for 2008, we estimate that a hypothetical variation of 10.0% in the cost of our feed ingredients would have an impact of 6.6% on total cost of sales.

ITEM 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depository Receipts

Not applicable.

PART II

ITEM 13.	Default, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

Disclosure controls and procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act is recorded, processed, summarized and reported as and when required.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Mexican FRS.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.  Based on this assessment, management concluded that, as of December 31, 2008, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, has been audited by KPMG Cádenas Dosal S.C., an independent registered public accounting firm, as stated in their report which appears herein.

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

Attestation Report of the Registered Public Accounting Firm

The Board of Directors and stockholders’ of Industrias Bachoco, S.A.B. de C.V.

We have audited Industrias Bachoco, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Industrias Bachoco, S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. generally accepted accounting principles, in accordance with Item 18 of Form 20-F.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. generally accepted accounting principles in accordance with Item 18 of Form 20-F, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Industrias Bachoco, S.A.B. de C.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheet of Industrias Bachoco, S.A.B. de C.V. and subsidiaries, as of December 31, 2008, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the year ended December 31, 2008 and our report dated June 19, 2009 expressed an unqualified opinion thereon.

KPMG Cárdenas Dosal, S.C.

June 25, 2009	Demetrio Villa Michel

ITEM 16.	[Reserved]

ITEM 16.A.    Audit Committee Financial Expert

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

ITEM 16.B.    Code of Ethics

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

ITEM 16.C.    Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Mancera, S.C., and KPMG Cárdenas Dosal, S.C. independent registered public accounting firm.  The following amounts were paid in 2007 and 2008; all the amounts are in nominal pesos, prior to taxes:

	Mancera, S.C.		KPMG, Cárdenas Dosal S.C.
	Thousands of Mexican pesos, year ended December 31,
	2007	2008	2007	2008

Audit fees	Ps. 4,456.2	Ps. 3,067.3	—	Ps. 2,573.5
Tax fees	953.5	261.5	—	—
Other fees	—	267.0	—	—
Total fees	Ps. 5,409.7	Ps. 3,595.9	—	Ps. 2,573.5

Audit fees in the above table are the aggregate fees billed by Mancera, S.C., and KPMG Cárdenas Dosal, S.C. directly in connection with the audit of our annual financial statements and statutory and regulatory audits for the years 2007 and 2008. The total 2008 audit fees to be paid to KPMG Cárdenas Dosal, S.C. amounts Ps. 5,285.0 million.

Tax fees for 2007, in the above table are fees billed by Mancera, S.C. for services related to tax refund claims.

Other fees in the table above are fees related to services such as reviewing Security and Exchange Commission requirements and other services.

Audit Committee Approval Policies and Procedures

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services.  Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

ITEM 16.D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16.E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16.F.     Changes in Registrant’s Certifying Accountant

Not applicable.

ITEM 16.G.    Corporate Governance

Comparison of our Corporate Governance Rules and the Rules of the NYSE Applicable to U.S. Registered Companies

On November 4, 2003, the SEC approved final corporate governance standards for companies listed on he NYSE (“NYSE Corporate Governance Standards”).  According to such standards, foreign private issuers are subject to a more limited set of requirements regarding corporate governance than those imposed on U.S. domestic issuers.  As a foreign private issuer, we must comply with four NYSE Corporate Governance Standards:

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

Pursuant to Section 303A.11 of the NYSE Corporate Governance Standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by domestic companies under NYSE listing standards.  A brief description disclosing the significant ways in which our corporate governance practices differ from those followed by U.S. companies under the NYSE listing standards is set forth below:

NYSE Corporate Governance Rules for Domestic Issuers	Our Corporate Governance Practices

Director Independence. Majority of board of directors must be independent. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement.
Pursuant to the Mexican Securities Market Law and our bylaws, our stockholders are required to appoint a board of directors of between five and 20 members, 25% of whom must be independent.  Our board of directors is not required to make a determination as to the independence of our directors.

A director is not independent if such director is:	Under Article 14 Bis of the Mexican Securities Market Law, a director is not independent if such director is:

(i) a person who the board determines has a material direct or indirect relationship with the company, its parent or a consolidated subsidiary;	(i) an employee or officer of the company (one-year cooling off period);

(ii) an employee, or an immediate family member of an executive officer, of the company, its parent or a consolidated subsidiary, other than employment as interim chairman or CEO;	(ii) a stockholder that, without being an employee or officer of the company, has influence or authority over the company’s officers;

(iii) a person who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the company, its parent or a consolidated subsidiary, other than director and committee fees or deferred compensation for prior services only (and other than compensation for service as interim chairman or CEO or received by an immediate family member for service as a non-executive employee);
(iii) a consultant, or partner or employee of a consultant, to the company or its affiliates, where the income from the company represents 10% or more of the overall income of such consultant;

(iv) a person who is affiliated with or employed, or whose immediate family member is affiliated with or employed in a professional capacity, by a present or former internal or external auditor of the company, its parent or a consolidated subsidiary;

(iv) an important client, supplier, debtor or creditor (or a partner, director or employee thereof).  A client and supplier is considered important where its sales to or purchases from the company represent more than 10% of the client’s or supplier’s total sales or purchases.  A debtor or creditor is considered important whenever its sales to or purchases from to the company represent more than 15% of the debtor’s or creditor’s total sales or purchases;

NYSE Corporate Governance Rules for Domestic Issuers	Our Corporate Governance Practices

(v)  an executive officer, or an immediate family member of an executive officer, of another company whose compensation committee’s membership includes an executive officer of the listed company, its parent or a consolidated subsidiary; or
(v) an employee of a non-profit entity that receives contributions from the company that represent more than 15% of the total contributions received;

(vi) an executive officer or employee of a company, or an immediate family member of an executive officer of a company, that makes payments to, or receives payments from, the listed company, its parent or a consolidated subsidiary for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues (charities are not included, but any such payments must be disclosed in the company’s proxy (or, if no proxy is prepared, its Form 10-K / Annual Report)).
(vi) a CEO or other high ranking officer of another company in which the issuer’s CEO or other high ranking officer is a member of the board of directors; or

(vii) “Immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law and anyone (other than domestic employees) who shares the person’s home.  Individuals who are no longer immediate family members due to legal separation, divorce or death (or incapacity) are excluded.  §303A.02(b)

(vii) a “family member” related to any of the persons mentioned above in (i) through (vi).  “Family member” includes a person’s spouse, concubine or other relative of up to three degrees of consanguinity and affinity, in the case of (i) and (ii) above, and a spouse, concubine or other relative of up to one degree of consanguinity or affinity in the case of (iii) through (vi) above.

Executive Sessions.  Non-management directors must meet regularly in executive sessions without management.  Independent directors should meet alone in an executive session at least once a year.  §303A.03
There is no similar requirement under our bylaws or applicable Mexican law.

Audit committee.  Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required.  §§303A.06, 303A.07
The members of our audit committee are independent as independence is defined by Rule 10A-3.
Our audit committee complies with the requirements of the Mexican Securities Market Law and has the following attributes:

NYSE Corporate Governance Rules for Domestic Issuers	Our Corporate Governance Practices

•     We have a three-member audit committee, which is composed of one proprietary director and two proprietary independent directors.

•     The president of the audit committee and one additional member are independent.  Under the Mexican Securities Market Law, the president and the majority of the members of the audit committee must be independent.

• Our audit committee operates pursuant to a written charter adopted by our board of directors. See Item 6 for a detailed description of the duties of our audit committee.

• Pursuant to our bylaws and Mexican law, our audit committee submits an annual report regarding its activities to our board of directors.

Nominating/corporate governance committee.  Nominating/corporate governance committee of independent directors is required.  The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee.  “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from these requirements.  §303A.04
We are not required to have a nominating/corporate governance committee, and it is not expressly recommended by the Mexican Code of Best Corporate Practices.

Compensation committee.  Compensation committee of independent directors is required, which must approve executive officer compensation.  The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee.  “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement.  §303A.05

We are not required to have a compensation committee.  As recommended by the Mexican Code of Best Corporate Practices, we have an evaluation mechanism for assisting the board of directors in approving executive officer compensation.

Equity compensation plans. Equity compensation plans require stockholder approval, subject to limited exemptions. §303A.08
Stockholder approval is not expressly required under Mexican law or our bylaws for the adoption and amendment of an equity-compensation plan.  However, regulations of the Mexican Banking and Securities Commission require stockholder approval under certain circumstances.  We currently do not have any equity-compensation plans in place.

NYSE Corporate Governance Rules for Domestic Issuers	Our Corporate Governance Practices

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10
We have adopted a code of ethics, which has been accepted by to our chief executive officer, chief financial officer, controller and persons performing similar functions, as well as to other officers and employees.  We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions.  We have no such waivers in place.

PART III

ITEM 17.	Financial Statements

Not applicable.

ITEM 18.	Financial Statements

See the Consolidated Audited Financial Statements including notes, incorporated herein by reference.

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

8.1	Subsidiaries of Industrias Bachoco S.A. de C.V.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INDUSTRIAS BACHOCO, S.A.B de C.V.

By:	/s/ DANIEL SALAZAR FERRER
Daniel Salazar Ferrer
Chief Financial Officer

Date:  June 30, 2009

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2007 and 2008 With Report of Independent Registered Public Accounting Firm

INDUSTRIAS BACHOCO, S.A.B. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements
As of December 31, 2006, 2007 and 2008

Content

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To be filed no later than the fifteenth calendar day following the prescribed due date of this Annual Report.

INDUSTRIAS BACHOCO, S.A.B. DE C. V. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2007 and 2008

(Thousands of mexican pesos-note 2x)

			(Thousands of U.S. dollars) (note 2v)
	2007	2008	2008

Assets

Current assets:
Cash and investments (note 3)	$3,039,876	1,998,247	144,643
Accounts receivable:
Trade, net (note 4)	765,502	892,207	64,582
Value added and other recoverable taxes	440,945	456,732	33,061

Total accounts receivable	1,206,447	1,348,939	97,643

Inventories, net (note 6a)	3,329,340	3,973,615	287,630
Biological current assets (note 6b)	108,502	139,844	10,123
Derivative financial instruments (note 10a)	123,503	126,164	9,132
Prepaid expenses and other current assets	129,582	154,285	11,168
Land and building available for sale	-	22,771	1,648

Total currents assets	7,937,250	7,763,865	561,987

Property, plant and equipment, net (note 7)	10,256,239	10,689,235	773,741
Biological non-current assets (note 6b)	575,413	681,577	49,336
Intangible assets from labor obligations (note 14)	28,341	-	-
Goodwill, net (note 8)	300,848	300,848	21,777
Other assets	18,333	19,446	1,408

Total assets	$19,116,424	19,454,971	1,408,249

Liabilities and stockholders' equity

Current liabilities:
Notes payable to banks (note 9a)	$40,000	40,000	2,895
Current installmet of long-term debt (note 9b)	18,844	194,235	14,059
Account payable	1,138,011	1,651,930	119,575
Related parties (note 5)	26,819	50,336	3,644
Other taxes payable and other accruals (note 12)	243,429	328,602	23,786
Derivative financial instruments (note 10a)	-	919,026	66,524

Total current liabilities	1,467,103	3,184,129	230,483

Long-term liabilities:
Long term debt, excluding current installmens (note 9b)	50,757	391,657	28,350
Deferred income tax (note 16e)	2,375,025	1,719,076	124,435
Labor obligations (note 14)	96,373	80,690	5,841

Total liabilities	3,989,258	5,375,552	389,109

Commitments and contingencies (note 11)

Stockholders' equity (note 15):
Majority interest:
Capital stock	2,294,927	2,294,927	166,118
Additional paid-in capital	743,674	743,674	53,831
Reserve for repurchase of shares	159,455	159,455	11,542
Retained earnings	14,250,225	11,720,612	848,398
Net majority interest income (loss) of the year	1,270,941	(879,048)	(63,630)
Minimun liability adjustment of labor obligations (note 14)	(2,512)	-	-
Deficit from restatement of stockholders' equity	(3,735,254)	-	-
Derivative financial instruments (note 10c)	98,922	-	-

Total majority interest	15,080,378	14,039,620	1,016,259

Minority interest	46,788	39,799	2,881

Total stockholders' equity	15,127,166	14,079,419	1,019,140

Subsequent event (note 19)

Total liabilities and stockholders' equity	$19,116,424	19,454,971	1,408,249

See accompanying notes to consolidated financial statements

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2006, 2007 and 2008

(Thousands of mexican pesos-note 2x, except per share amount)

				(Thousands of U.S. dollars) (note 2v)
	2006	2007	2008	2008

Net revenues	$15,550,965	18,219,647	20,125,321	1,456,773
Cost of sales (note 5)	(12,052,986)	(14,477,861)	(17,482,468)	(1,265,470)

Gross profit	3,497,979	3,741,786	2,642,853	191,303
Selling, general and administrative expenses (note 5)	2,071,553	2,245,522	2,412,788	174,650

Operating income	1,426,426	1,496,264	230,065	16,653

Other income (expense), net (note 17)	18,427	69,571	(20,958)	(1,517)

Comprehensive financial results:
Interest income	302,910	363,016	173,694	12,573
Valuation effects of financial instruments (note 10)	-	(44,137)	(1,666,821)	(120,653)
Interest and financial expenses	(131,852)	(141,578)	(36,202)	(2,620)
Net interest income (expense) and valuation effects of financial instruments	171,058	177,301	(1,529,329)	(110,700)
Foreign exchange gain (loss), net	40,782	(3,351)	160,166	11,594
Monetary position loss	(150,438)	(154,814)	-	-

Comprehensive financial results, net	61,402	19,136	(1,369,163)	(99,106)

Income (loss) before income taxes and minority interest	1,506,255	1,584,971	(1,160,056)	(83,970)

Income tax benefit (expense) (note 16d)	(599,126)	(312,745)	274,019	19,835

Net consolidated net income (loss)	907,129	1,272,226	(886,037)	(64,135)

Net majority interest income (loss)	906,186	1,270,941	(879,048)	(63,630)
Minority interest	943	1,285	(6,989)	(505)

Consolidated net income (loss)	$907,129	1,272,226	(886,037)	(64,135)

Weighted average outstanding (shares in thousands)	599,571	600,000	600,000	600,000

Net majority interest income (loss) per share	$1.51	2.12	(1.46)	(0.11)

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2006, 2007 and 2008

(Thousand of mexican pesos-note 2x, except per share amount)

	Number of					Net majority	Minimun	Deficit from
	shares of					interest	liability	restatement
	capital			Reserve for		income	adjustment	of	Derivative			Total
	stock	Capital	Additional	repurchase of	Retained	(loss) of the	of labor	stockholders'	financial ins-	Total majority	Minority	stockholders'
	(thousands)	stock	paid in capital	shares	earnings	year	obligations	equity	truments	interest	interest	equity

Balances as of December 31, 2005	599,080	$2,294,682	726,070	159,455	12,177,287	1,908,535	(3,336)	(3,713,627)	(92,374)	13,456,692	46,366	13,503,058
Transfer of prior year's net income based on stockholders' meeting held on April 2006	-	-	-	-	1,908,535	(1,908,535)	-	-	-	-	-	-
Sales of repurchased shares	920	245	17,604	-	-	-	-	-	-	17,849	-	17,849
Cash dividends paid (note 15b)	-	-	-	-	(378,075)	-	-	-	-	(378,075)	-	(378,075)
Comprehensive income, net of taxes (note 2o)	-	-	-	-	-	906,186	2,420	(40,288)	92,744	961,062	(940)	960,122

Balances as of December 31, 2006	600,000	2,294,927	743,674	159,455	13,707,747	906,186	(916)	(3,753,915)	370	14,057,528	45,426	14,102,954
Transfer of prior year's net income based on stockholders' meeting held on April 2007	-	-	-	-	906,186	(906,186)	-	-	-	-	-	-
Cash dividends paid (note 15b)	-	-	-	-	(363,708)	-	-	-	-	(363,708)	-	(363,708)
Comprehensive income, net of taxes (note 2o)	-	-	-	-	-	1,270,941	(1,596)	18,661	98,552	1,386,558	1,362	1,387,920

Balances as of December 31, 2007	600,000	2,294,927	743,674	159,455	14,250,225	1,270,941	(2,512)	(3,735,254)	98,922	15,080,378	46,788	15,127,166
Transfer of prior year's net income based on stockholders' meeting held on April 2008	-	-	-	-	1,270,941	(1,270,941)	-	-	-	-	-	-
Cash dividends paid (note 15b)	-	-	-	-	(353,880)	-	-	-	-	(353,880)	-	(353,880)
Write-off of additional deferred tax liability (note 16)	-	-	-	-	288,580	-	-	-	-	288,580	-	288,580
Reclasification of deficit from restatement of stockholders' equity (note 2x)	-	-	-	-	(3,735,254)	-	-	3,735,254	-	-	-	-
Comprehensive loss, net of taxes (note 2o)	-	-	-	-	-	(879,048)	2,512	-	(98,922)	(975,458)	(6,989)	(982,447)

Balances as of December 31, 2008	600,000	$2,294,927	743,674	159,455	11,720,612	(879,048)	-	-	-	14,039,620	39,799	14,079,419

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

(Thousands of mexican pesos-note 2x)

Years ended December 31, 2006 and 2007

	2006	2007

Operating activities:
Net income	$907,129	1,272,226
Add charges to operations not requiring funds:
Depreciation	537,383	571,393
Deferred income tax	346,110	169,716
Labor obligations, net period cost	37,464	42,112

Funds provided by operations	1,828,086	2,055,447

Changes in operating assets and liabilities:
Accounts receivable	(51,435)	(336,083)
Inventories and biological assets	(535,933)	(1,140,124)
Prepaid expenses and others current assets	(11,081)	(31,463)
Accounts payable	364,813	300,566
Related parties	6,002	14,169
Taxes payable and other accruals	(73,193)	(45,534)
Labor obligations, plan contributions	(27,576)	(32,617)
Derivative financial instruments	(6,407)	(35,769)

Funds provided by operating activities	1,493,276	748,592

Financing activities:
Proceeds from of long-term debt	-	40,000
Proceeds from notes payable to bank	-	40,000
Payment of long-term debt and notes payable to bank	(104,836)	(13,963)
Constant pesos effect on notes payable to banks and long-term debt	(6,081)	(1,638)
Cash dividends paid	(378,075)	(363,708)
Sales of Company's own shares, net	17,849	-

Funds used in financing activities	(471,143)	(299,309)

Investing activities:
Acquisition of property, plan and equipment, net	(856,227)	(991,737)
Other assets	(2,060)	(1,561)

Funds used in investing activities	(858,287)	(993,298)

Net increase (decrease) in cash and investments	163,846	(544,015)
Cash and investments at beginning of year	3,420,045	3,583,891

Cash and investments at end of year	$3,583,891	3,039,876

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B DE C.V. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Year ended December 31, 2008

(Thousand mexican pesos)

		Thousands of
		U.S. dollars
		(note 2v)

	2008	2008
Cash flows from operating activities:
Loss before income taxes and minority interest	$(1,160,056)	(83,970)
Items relating to investing activities:
Valuation effects of financial instruments	1,666,821	120,653
Depreciation and amortization	616,358	44,615
Loss on sale of plant and equipment	49,485	3,582
Interest income	(173,694)	(12,573)
Item relating to financing activities:
Interest expense	36,202	2,620

Subtotal	1,035,116	74,927

Derivative financial instruments	(747,795)	(54,129)
Accounts receivable, net	(151,635)	(10,976)
Recoverable taxes and other assets	52,972	3,834
Inventories and biological assets	(784,442)	(56,781)
Prepaid expenses and other current assets	(24,703)	(1,788)
Trade accounts payable, taxes payable and other accruals	596,229	43,158
Income taxes paid	(147,426)	(10,671)
Accounts payable to related parties	23,517	1,702
Labor obligations	15,170	1,098
Deferred tax related to derivative financial instruments in stockholders' equity	(23,204)	(1,679)
Assets available for sale	2,159	156

Net cash used in operating activities	(154,042)	(11,149)

Cash flows from investing activities:
Acquisition of property, plant and equipment	(1,156,168)	(83,690)
Proceeds from sale of plant and equipment	57,329	4,150
Increase in other non-current assets	(1,113)	(80)
Interest collected	173,694	12,573

Net cash used in investing activities	(926,258)	(67,047)

Cash flows from financing activities:
Equity component of derivative financial instruments	(98,922)	(7,160)
Dividends paid	(353,880)	(25,615)
Proceeds from loans	535,100	38,733
Interest paid	(33,339)	(2,414)
Asset tax recovery	8,521	616
Principal payments on loans	(18,809)	(1,361)

Net cash provided by financing activities	38,671	2,799

Net decrease in cash and investments	(1,041,629)	(75,397)

Cash and investments:
At beginning of year	3,039,876	220,040

At end of year	$1,998,247	144,643

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

(1)	Organization and Business Activity-

Industrias Bachoco, S.A.B. de C.V. and subsidiaries (collectively “Bachoco” or the “Company”) was incorporated on February 8, 1980 and it is engaged in breeding, processing and marketing of poultry (chicken and eggs), swine and other products (principally balanced animal feed). Bachoco, S.A.B. de C.V. is the controlling company of a group of subsidiaries.

In June 2006, the new Securities Trading Act came into effect, which, among other provisions, established that corporations listed on the Mexican Stock Exchange must change their entity names from variable capital stock corporation (S.A. de C.V.) to variable capital stock market corporation (S. A. B. de C.V.); as of February 1, 2007, the Company’s name is Industrias Bachoco, S.A.B. de C.V., in compliance with the aforementioned law.

On June 25, 2009, the accompanying financial statements and related notes were authorized by the Company’s Finance Director, Daniel Salazar Ferrer, for the Audit Committee, Board of Directors and Stockholders’ meeting approval.

(2)	Accounting Policies and Practices-

The preparation of financial statements requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant items subject to such estimates and assumptions include, but are no limited to, the carrying amount of property, plant and equipment, and goodwill; valuation allowances for receivables, inventories and deferred income tax assets; valuation of financial instruments; and assets and obligations related to employee benefits. Actual results could differ from those estimates and assumptions.

For disclosure purposes, “thousands pesos” or “$” means thousands of Mexican pesos, and “thousands dollars” or “US dollars” means thousands of U.S. dollars, except per share amounts.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (Mexican FRS) in effect as of the balance sheet date (see note 2x). The significant accounting policies and practices observed by the Company in the preparation of the accompanying financial statements are described below:

a)	Consolidation-

The consolidated financial statements include the financial statements of the Company and all of its majority-owned and controlled subsidiaries.

The ownership interests of other stockholders in such subsidiaries are shown as minority interest.

Intercompany balances, investments and transactions between consolidated entities have been eliminated in consolidation.

The results of operations of the subsidiaries were included in the Company’s consolidated financial statements at the acquisition or inception month.

The consolidation was based on the audited financial statements of the issuing companies, which have been prepared in accordance with Mexican FRS.

The accompanying consolidated financial statements include the following consolidated subsidiaries as of December 31, 2006, 2007 and 2008:

	Percentage equity interest
	2006	2007	2008
Acuícola Bachoco, S.A. de C.V.	100	100	100
Aviser, S.A. de C.V.	100	100	100
Bachoco, S.A. de C.V. (“BSACV”) (Consolidated)	100	100	100
Bachoco Comercial, S.A. de C.V.	-	100	100
Campi Alimentos, S.A. de C.V.	100	100	100
Huevo y Derivados, S.A. de C.V.	97	97	97
Operadora de Servicios de Personal, S.A. de C.V.	100	100	100
Pecuarius Laboratorios, S.A. de C.V.	64	64	64
Secba, S.A. de C.V.	100	100	100
Sepetec, S.A de C.V.	100	100	100
Servicios de Personal Administrativo, S.A. de C.V.	100	100	100
Induba Pavos, S.A. de C.V.	100	100	100

The main subsidiaries of the group are as follows:

- Bachoco, S.A. de C.V. (“BSACV”) (Consolidated)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

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

On December 2006 and July 2007, the subsidiaries Induba Pavos, S.A. de C.V. and Bachoco Comercial, S.A. de C.V. were incorporated, respectively. Both entities have 100% ownership from their holding company, Industrias Bachoco, S.A.B. de C.V. These entities are engaged in the import and trading of turkey.

b)	Revenue recognition-

Revenues are recognized when each of the following criteria is met:

- There is evidence of an arrangement.
- Delivery has occurred.
- The seller fixes or determines the prices with the buyer.
- Collectability is reasonably certain.

Based on management analysis and estimates, the Company provides for doubtful receivables (reported under selling expenses).

c)	Recognition of the effects of inflation on financial information-

The accompanying consolidated financial statements have been prepared in accordance with Mexican FRS in effect as of the balance sheet date and include the recognition of the effects of inflation on financial information through December 31, 2007, based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (central bank) (see note 2x).

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

Cumulative inflation percentages of the current and three preceding years and the indexes used in recognizing inflation through such year are as follows:

December 31	NCPI	Inflation
		Yearly	Cumulative

2008	133.761	6.53%	18.84%
2007	125.564	3.76%	11.56%
2006	121.015	4.05%	7.51%
2005	116.301	3.33%	3.33%

A summary of the key inflation accounting concepts and procedures is as follows:

- Property, plant and equipment

Property, plant and equipment were carried at replacement cost, determined annually by an independent appraiser, through 1996. The fifth amendment to bulletin B-10 “Accounting Recognition of the Effects of Inflation on Financial Information” (as modified), which is applicable to financial statements for periods beginning on or after January 1, 1997, disallows the use of appraisals. Based on such amendment, the Company restated the appraised value at December 31, 1996 and property, plant and equipment acquisitions since January 1, 1997 until December 31, 2007 are carried at cost adjusted by the NCPI.

- Stockholders’ equity

Until December 31, 2007, date in which the economic environment moved to a non-inflationary environment in conformity with FRS B-10 “Effects of Inflation”, capital stock, additional paid-in capital, reserve for stock repurchase of Company’s own shares, retained earnings and other capital accounts were restated using adjustment factors obtained from the NCPI. The amounts obtained in this manner represented the constant value of the stockholders’ investment.

- Net monetary position gain (loss)

Until December 31, 2007, the net monetary position gain (loss) represented the impact of inflation on monetary assets and liabilities at the beginning of each month updated by inflation factors through year-end. The monetary position gain (loss) of each year is included in the statements of operations as a part of the comprehensive financial result (See note 2x).

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

- Deficit from restatement of stockholders’ equity

Until December 31, 2007, the deficit from restatement of stockholders’ equity comprises the accumulated monetary position loss at the time the provisions of Bulletin B-10 were first applied and the subsequent gain or loss from holding nonmonetary assets, mainly inventories. Deficit from restatement of stockholders’ equity is originated when the replacement cost of these assets is lower than the cost of these assets restated by the NCPI (see note 2x).

d)	Cash and investments-

Cash and investments consist primarily of bank deposits and checking accounts in foreign currencies. At the date of the consolidated financial statements, interest income and foreign exchange gains and losses are included in the statements of operations, under comprehensive financial results.

e)	Primary investment securities-

All rights and obligations arising from primary investment securities are recognized on the balance sheet and the company classifies its investment securities depending on the purpose for which the securities were acquired: (i) held-to-maturity, or (ii) trading. Investments in these instruments are reflected on the line-item “current primary investment securities within cash and investments” (see note 3).

Trading securities, except held-to-maturity, are recorded at fair value, determined by using quoted market prices. Held-to-maturity securities are reported at amortized cost. Changes in the carrying amounts of trading securities, including the related costs and yields are included in earnings under comprehensive financial results. Furthermore, where evidence exists that a financial asset held-to-maturity shall not be recovered in full, the expected loss is recognized in the statement of operations.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

f)	Allowance for doubtful accounts-

The Company policy is to record an allowance for doubtful accounts for balances which are not likely to be recovered. In establishing the required allowance, management considers historical losses to take into account current market condition and our customers’ financial condition, the amount of receivables in dispute and the current receivable aging and current payment patterns. Past due balances over 60 days are reviewed individually for collectibility.

g)	Inventories, agricultural products and biological assets-

- Inventories

At December 31, 2008, inventories are stated at the lower of historical cost determined by the average cost method or market (replacement cost), provided that replacement cost is not less than net realizable value.

Inventories at December 31, 2007, are valued using the average cost method and restated based on the NCPI. The stated value of inventories is not in excess of net realizable value.

-Agriculture

The financial statements recognize the requirements of Mexican FRS E-1, “Agriculture”, which establishes the rules for recognizing, measuring, presenting and disclosing biological assets and agricultural products.

Mexican FRS E-1 requires biological assets and agricultural products (the latter at the time of harvesting) to be valued at their fair value, net of the estimated costs at the point of sale. Bulletin E-1 also establishes that whenever the fair value cannot be determined in a reliable, verifiable and objective manner, the assets are to be valued at their production cost, net of impairment loss.

The allowance for decline in the productivity of breeder chickens and pigs is estimated based on expected future life under the straight-line method.

Agricultural products are live chickens, processed chickens, commercial eggs and pigs available for sale. The Company’s biological assets are comprised of poultry in their different stages, incubatable eggs and breeder pigs.

Broiler chicks less than six and a half weeks old, incubatable eggs, breeder pigs and laying hens are valued at production cost since it is not possible to determine their fair value in a reliable, verifiable and objective manner.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

Broilers more than six and a half weeks old through their date of sale are valued at fair value net of estimated point-of-sale costs, considering the price per kilogram of processed chicken at the valuation date.

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

In conformity with Mexican FRS E-1, biological assets and agricultural products were classified as either current or non-current assets based on their availability and the business operating cycle.

Cost of sales represents the replacement cost of inventories at the time of sale, increased, as applicable, for reductions in the replacement cost or net realizable value of inventories during the year and, through 2007, is expressed in thousands of constant pesos as of December 31, 2007.

The Company records the necessary allowances for inventory impairment arising from damaged, obsolete or slow-moving inventories.

h)	Property, plant and equipment-

Property, plant and equipment are initially recorded at acquisition cost and through December 31, 2007, adjusted for inflation by using factors derived from the NCPI (see note 2c).

As of January 1, 2007, as a result of the adoption of MexFRS D-6 “Capitalization of the Comprehensive Cost of Financing”, in which is defined the capitalization of the comprehensive financing cost incurred during the construction or installation of property, plant and equipment in process, which is subsequently restated by applying factors based on the NCPI. The amount of comprehensive financing cost to be capitalized is determined by applying the weighted average interest rate of financing to the weighted average of the investments in qualifying assets made during the qualifying period. In the case of foreign currency denominated financing, comprehensive financing cost includes the related exchange gains or losses. During 2007 the Company did not capitalize any amount due to its immateriality; and during 2008, no comprehensive financial results have been capitalized, as the criteria mentioned above were not met.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

Depreciation of property, plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets, determined by management (see note 7).

Minor repairs and maintenance costs are expensed as incurred.

i)	Impairment of property, plant and equipment and goodwill-

The Company periodically evaluates the values of long-lived assets of property, plant and equipment and goodwill, to determine whether there is an indication of potential impairment. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset against future cash flow expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated net revenues, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

j)	Leases-

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

When the risks and benefits inherent to the ownership of the leased asset remain mostly with the lessor, such leases are classified as operating leases and accrued lease expense is charged to results of operations as incurred.

The Company classified its leases as operating leases at December 31, 2007 and 2008.

k)	Goodwill-

Goodwill represents the difference between the purchase price and the fair value of the net assets acquired in a business combination at the purchase date.

Goodwill is recorded initially at acquisition cost and until December 31, 2007, restated using adjustment factors derived from the NCPI. Goodwill is subject to annual impairment testing.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

At December 31, 2007 and 2008, there was no impairment loss in the value of goodwill shown in the consolidated balance sheet.

l)	Liabilities, provisions, contingent liabilities and commitments-

Liability provisions are recognized when the following three conditions are met: (i) the Company has current obligations (legal or assumed) derived from past events, (ii) it is probable that the liability will give rise to a future cash disbursement for its settlement and (iii) the liability can be reasonably estimated. Liabilities for loss contingencies are recorded when is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

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

m)	Employee benefits-

Bachoco has a retirement plan in which all non-union workers participate. Pension benefits are determined based on the salary of workers in their final three years of service, the number of years worked in the Company and their age at retirement. This plan includes:

- Defined contribution plan: This fund consists of employee and Company contributions. The employee contribution percentage ranges from 1% to 5%. The Company contribution ranges from 1% to 2% in the case of employees with less than 10 years’ seniority, and the same contribution percentage as the employee (up to 5%) when the employee has more than 10 years’ seniority.

- Defined benefit plan: This fund consists solely of Company contributions and covers the Company's labor obligations with each employee.

Seniority premiums and severance payments are paid to workers as required by Mexican labor law.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

Termination benefits for reasons other than restructuring and retirement to which employees are entitled are charged to operations for each year, based on actuarial computations using the projected unit credit method and projected salaries. At December 31, 2008 and for purposes of recognizing benefits upon retirement, the remaining average service life of employees entitled to plan benefits approximates 19.66 years (note 14).

n)	Comprehensive financial results (CFR)-

The CFR includes interest income and expense, foreign exchange gains and losses and valuation of financial instruments and, through 2007, monetary position gains and losses.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of execution or settlement.  Foreign currency assets and liabilities are translated at the exchange rate in force at the balance sheet date.  Exchange differences arising from assets and liabilities denominated in foreign currencies are reported in operations for the year.

o)	Comprehensive income (loss)-

Comprehensive income (loss) consists of the net income or loss for the year, plus the result from holding non-monetary assets, the tax effect of the items which are recorded directly in stockholders’ equity, the effective portion of the unrealized gain or loss on cash flow hedges, the minimum liability adjustment of labor obligations and the minority interest as required by Mexican FRS B-4, Comprehensive Income.

p)	Derivative financial instruments-

Irrespective of their use and either issuance or holding purpose, the Company recognizes all derivative instruments as either assets or liabilities on the balance sheet at their respective fair values. Fair values are determined based on known market prices such as Chicago Board of Trade (CBOT) and, when not listed in a market (OTC), based on valuation techniques and inputs usually accepted in the financial sector.

Changes in the fair value of financial instruments not designated and/or not qualifying under strict hedge accounting criteria are recognized within earnings for the year in which such changes occur, as derivatives effects under comprehensive financial results.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

In the case of operations with options on futures not designated and/or do not qualify under strict hedge accounting criteria, premiums paid or received in connection with options are initially recognized as assets or liabilities within derivative instruments; with subsequent changes in their fair value, recognized within income of the year in which such changes occur, as derivatives effects under comprehensive financial results.

q)	Derivative Financial Instruments, and Risk Hedging activities-

As of December 31, 2008

The Company uses selected financial derivative instruments to protect itself against adverse price fluctuations in agriculture commodities, such as corn and sorghum. Said agriculture commodities derivative instruments include futures and options on futures which are listed on the CBOT, as well as options on futures accessed through ASERCA (Farming Marketing Support and Services, a dependent entity ascribed to Mexico’s Secretary of Farming and Agriculture) a dependent entity of the Mexican Government’s unit that belongs to the Secretary of Farming, Livestock, Rural Development, Fishing and Food (SAGARPA, Secretaria de Agricultura, Ganaderia y Desarrollo Rural, Pesca y Alimentación), through which, a commodities-related price hedging program (the “Farming by Contract”) scheme is offered to both farmers and agro-business entities such as the Company. The ASERCA program has two participating modalities: (i) 0% of the payment of the option’s premium and 100% of the benefit with a 60% discount on the amount of the initial premium, or (ii) a 50% of the payment of the option’s premium, and 100% of the benefit.

Designation of the derivates offered through ASERCA is documented every time derivatives are contracted to hedge price risk and when these hedging relationships  meet all of the hedge accounting requirements. Said documentation includes a description of the objective or hedge strategy, the nature of the hedged item position, the risk(s) to be hedged, the designated derivatives and how the initial effectiveness testing assessment will be performed, as well as the subsequent measurement of its retrospective effectiveness, which applies to each established hedge relationship.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

Formal hedge designated derivatives that follow special hedge accounting recognition, with fair value changes based on each corresponding hedge accounting model: (1) Fluctuations in fair value type hedges, require that both  the derivative and the hedged item are to be valued at fair value and recognized in the statement of operations; (2) in the case of a cash flow hedge, only the effective portion of the derivative is temporarily recognized in comprehensive income (equity) and recycled to operations when the hedged item affects operations as cost of good sold, interest, etc., while the ineffective portion is immediately recognized within operations.

The Company needs to revoke hedge accounting in the following cases: when the derivative has expired, has been sold, is cancelled or exercised, or when the derivative does not achieve the required level of effectiveness to compensate for the changes in the fair value or cash flows of the hedged item, or when at the Company’s discretion, the entity decides to cancel the hedge relationship.

Certain financial derivative instruments are entered into from an economic perspective and are neither designated nor qualify for hedge accounting purposes, hence are treated accounting wise, as trading derivatives, with fluctuations in the fair value of these derivatives recognized within comprehensive financing operations.

In the case of hedges with options or combinations of options, which are designated and qualifying under hedge accounting models, the premiums paid and received through these derivative financial instruments are initially recognized as assets or liabilities within derivative financial instruments, with subsequent changes in their fair values recognized in the comprehensive financial results in the case of fair value hedges, while under cash flow hedge are recognized within the other comprehensive income (OCI) account of stockholders’ equity, in the case of cash flow hedges.

The Company has established an Investments and Risk Committee which sets the guidelines and strategies to be followed in terms of the use of investments and derivatives use.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

At December 31, 2007

Derivative Financial hedging instruments

The Company uses derivative financial instruments to hedge certain risks and reduce its financial risks exposure.

The Company is exposed to exchange rate (Mexican Peso-U.S. dollars) fluctuations and fluctuations in the price of grains (corn and sorghum) within its normal course of business. The Company manages these risks through a program that includes the use of derivative financial instruments (FDI).

Company’s policy is to establish a 25 to 30% range of protection on the total amount of its annual needs for U.S. dollars. It also uses OTC (non-listed) options and futures agreements exchange rate variability in its short-tern U.S. dollar cash out flow needs, considering these as a forecasted transaction under the cash flow hedge model. Basically, the Company generally uses FDIs for hedging intention, unless they are not designated or do not meet accounting requirements for hedging purposes. These instruments are signed with well-positioned financial institutions.

The FDIs are factored in and documented according to the accounting compliance established in FRS Financial Reporting Standard (FRS) C-10 “Financial instruments, derivates and hedging operations” (Mexican GAAP) which is very similar to US GAAP equivalent (SFAS-133 “Accounting for Derivative Instruments and Hedging Activities”.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

The Company has entered into agreements on the following types of FDI:

Options

When options are acquired through a premium payment, these FDI grant the buyer the right, albeit not the obligation to buy (purchased Call) or sell (purchased Put) a price of a commodity or an exchange rate (U.S. dollars parity level against the Mexican Peso in this case) at a fixed price or exchange rate known as the Option’s strike price or level of exercise, at a certain date on which the option contract matures or expires. In the case of entering as the issuer or seller of the same options, the Company is obligated to sell (sold Put) or to buy (sold Call) if the buyer exercises the sold option. More than 90% of the cases in which Bachoco contracts combinations of bought and sold options do not involve the payment of a net premium and these instruments were neither designated nor qualify for being designated as hedges under one of the permissible hedge accounting models.

During 2007, the Company entered into bought options under the program offered by ASERCA in order to hedge the risk of lower prices on certain grains prices such as corn, sorghum and wheat it contracts associated to the Farming Contract program. Under this program, the Company agrees the terms to buy certain amount of physical grain volumes and abide by the price established in U.S. dollars for each Metric Ton that must be paid against delivery of future productions that domestic farmers will supply on certain crop dates. ASERCA provides the Company with Put-type of options upon presenting said agreements that allows it to hedge if CBOT prices fall below those agreed upon prices with the local farms. By participating in this government sponsored program, the Company receives 50% of subsidy on the option’s market premium from ASERCA (if the price goes up) or a loan that will be recovered by ASERCA (if the price goes down). The results of using these financial derivative instruments ensures that the Company obtains protection from falling prices in regard to the price it contractually agreed to pay binding farmers as firm commitments to them.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

Futures

Futures are contracts that bind two entities to exchange a commodity good, and index, exchange rate or a value (grain prices, in this specific case) at a future date, at an established amount, quality and price. Different from options, this type of contracts do not consider premium payments or receptions and can simply exist symmetrically as a corporate profit or loss when taken long futures positions in the event that the price of the grain in the market happens to be higher than the agreed price (profit) or the market price is lower than the amount established in the agreement (loss). The Company contracted futures through New Age (FIMAT) in fiscal year 2007. FIMAT is a broker that specializes in Futures and Options on Futures listed in organized markets such as CBOT. The Company is required to keep a deposit or margin requirement that guarantees its open position on futures contracts, which generates market interests and represents a safeguard that ensures the honoring of the signed agreement. This margin account is debited or credited on a daily basis by New Age, based on market settlement prices as of the closing time, impacting with respective losses or gains. When the market moves against the Company’s open position, the margin account is consumed and additional margin requirements (intraday margin calls) are needed to be established otherwise, the position is closed with a realized loss.

Effectiveness testing

In order to access special hedge accounting requirements, both prospective assessment and retrospective effectiveness testing of the hedging relationship (hedge item and designated hedge instrument) is needed. Said effectiveness is measured on a periodic basis. In the case of cash flow hedges, an instrument in which the variability in the present value changes in the contractual or expected cash flows of the hedged item attributable to the hedged risk are satisfactorically offset by the hedge instrument (FDI), it is then considered that the hedge relationship is highly effective (a either period by period or cumulative dollar offset in the range of 80% to 125% is to be considered as to meet hedge effectiveness goals).

FRS C-10 establishes that the effective portion of a profit or loss obtained from a cash flow hedging derivative is recognized in the comprehensive profit (OCI, within stockholders equity), net of deferred taxes, while the ineffective portion is recognized directly in the earnings.

r)	Income taxes (Income Tax (IT), Asset Tax (AT), Flat Rate Business Tax (IETU)), and employee statutory profit sharing (ESPS)-

IT, IETU and ESPS payable for the year are determined in conformity with the tax provisions in effect.

Deferred IT, IETU and, from January 1, 2008 deferred ESPS, are accounted for under the asset and liability method. Deferred tax and ESPS assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and in the case of IT and IETU, for tax loss, credit carryforward and tax credits. Deferred tax and ESPS assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax and ESPS assets and liabilities of a change in tax rates is recognized in income during the period covering the enactment date.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

At December 31, 2007, a deferred income tax liability determined by treating the stockholders’ equity as a single temporary item greater than the amount determined by using the asset and liability method, and thus, the Company recognized an additional deferred tax liability of $288,580 in 2007 to account for this difference.

Effective January 1, 2008, Mexican FRS D-4 “Tax on earnings” supersedes Bulletin D-4 and Circular 54. Mexican FRS D-4 establishes the asset and liability method as the only method in determining deferred taxes. Therefore, the Company wrote-off $288,580 against retained earnings, which relates to the additional deferred tax liability previously determined as at December 31, 2007 under the stockholders’ equity method.

Until December 31, 2007, deferred ESPS was recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, for which it was reasonably estimated that a future liability or benefit would arise and there was no indication that the liabilities or benefits would not materialize.

s)	Statement of operations-

The Mexican FRS B-3 “Statement of Operations”, that came into effect in 2007, states that costs and expenses in the Company’s statement of operations are presented based on their function, since such classification allows for an accurate evaluation of both operating income and gross profit margins.

Although Mexican FRS B-3 “Statement of Operations”, does not require the presentation of operating income, this caption is shown in the income statement, since operating income is an important indicator used to evaluate the Company’s performance. Operating income consists of revenues as well as operating costs and expenses and thus excludes other income (expenses).

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

The presentation of the statement of operations for the year ended December 31, 2006, is in accordance with the presentation used in 2007 and 2008.

t)	Net majority interest income (loss) per share-

Net majority interest income (loss) per share has been computed based on majority interest net income (loss) and on the weighted average number of shares outstanding, as established in Mexican FRS B-14 “Profit per Share”.

u)	Financial information by segments-

Mexican FRS B-5, “Financial Information by Segments”, establishes the rules for disclosing financial information by segment.

Financial information by segment is prepared based on a management’s approach, in conformity with Mexican FRS B-5, considering a segment to be an operating component that is subject to risks and benefits that are different from other business segments.

The financial information by segment is disclosed in note 18.

v)	Convenience translation-

United States dollar amounts as shown in the accompanying consolidated balance sheet as of December 31, 2008, as well as in the consolidated statements of operations and cash flows for the year ended December 31, 2008, have been included solely for the convenience of the reader and are translated from Mexican pesos to US dollars as a matter of arithmetic computation only, at an exchange rate of $13.815 to one U.S. dollar, which was the exchange rate at December 31, 2008. Such translation should not be construed as a representation that the Mexican peso amounts could have been or could be converted into U.S. dollars at this rate.

w)	Reclassifications-

Certain captions shown in the 2007 financial statements as originally issued have been reclassified for uniformity of presentation with the 2008 financial statements. The changes in these reclassifications were recognized retrospectively in the accompanying statement of operations at December 31, 2007, in conformity with Mexican FRS B-1, “Accounting Changes and Error Corrections”.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

At December 31, 2007, according with Mexican FRS C-2 “Financial Securities”, the valuation effect of financial securities is disclosed in a specific line-item in the consolidated statement of operations.

2007

Interest income	$318,879
Reclassified	363,016

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

x)	New accounting pronouncements-

The Mexican Board for Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera or CINIF) has issued the following Mexican FRS effective for years beginning after December 31, 2007. Early application is not permitted.

(a)
Mexican FRS B-10 “Effects of inflation" – Mexican FRS B-10 supersedes Bulletin B-10 "Recognition of the effects of inflation on the financial information" and its five amendment documents, as well as the related circulars and Interpretation of Financial Reporting Standards (IFRS) 2. The principal considerations established by this FRS are:

(i)
Recognition of the effects of inflation – An entity operates in a) an   inflationary economic environment when cumulative inflation over the immediately preceding 3-year period is equal to or greater than 26%; and b) non-inflationary economic environment, when inflation over the aforementioned period is less than 26%.

For case a), the comprehensive recognition of the effects of inflation is required, (similarly to Bulletin B-10 being superseded). For case b), the effects of inflation are not recognized; however, at the effective date of this FRS and when an entity ceases to operate in an inflationary economic environment, the restatement effects determined through the last period in which the entity operated in an inflationary economic environment (in this case 2008), must be kept  and shall be reclassified on the same date and using the same procedure as that of the corresponding assets, liabilities and stockholders' equity.  Should the entity once more operate in an inflationary economic environment, the cumulative effects of inflation not recognized in the periods where the environment was deemed as non-inflationary should be recognized retrospectively.

(ii)	Price index – the use of the National Consumer Price Index (NCPI) or the change in the value of the Investment Unit (UDI) may be used for determining the inflation for a given period.

(iii)
Valuation of inventories and of foreign machinery and equipment – The possibility of using replacement costs for inventories and specific indexation for foreign machinery and equipment is no longer allowed.

(iv)
Equity adjustment for non-monetary Assets – On the effective date of this FRS, the unrealized portion of the equity adjustment for non monetary assets, which is maintained in stockholders' equity, should be identified to be reclassified to earnings of the year when the originating item is realized. The realized portion or when is not practical to identify the unrealized portion, the realized and unrealized portions should be reclassified to retained earnings.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

(v)	Monetary Position Gains or Losses (included in Deficit/Excess in Equity Restatement) will be reclassified to retained earnings on the effective date of this FRS.

As a result of the adoption of this FRS, at January 1, 2008 the stockholders' equity accounts were reclassified as shown on the consolidated statement of stockholders' equity.

The 2007 consolidated financial statements are presented expressed in constant pesos at December 31, 2007, the date on which the comprehensive method for recognizing the effects of inflation was last used.

(b)
Mexican FRS D-3 “Employee benefits”- Mexican FRS D-3 supersedes Bulletin D-3 "Labor Obligations", the sections applicable to Employee Statutory Profit Sharing (ESPS) of Bulletin D-4 and IFRS 4.  The principal considerations established by this FRS are:

(i)	Elimination of the recognition of an additional liability and the related intangible asset or any comprehensive item as a separate element of stockholders' equity.

(ii)
Employee benefits are classified in four principal categories; direct short-term and long term, termination and post-employment benefits.  Mexican FRS D-3 establishes a maximum five-year period for amortizing unrecognized/unamortized items while actuarial gains or losses may be recognized as earned or incurred. Unlike termination benefits, post-employment benefits actuarial gains or losses may be immediately recognized in results of operations or amortized over the expected service life of the employees.

(iii)	The use of nominal rates and the incorporation of the term salary increases due to promotions.

(iv)
ESPS, including deferred ESPS, shall be presented in the statement of operations as ordinary operations, preferably within "other income and expenses". Furthermore, Mexican FRS D-3 establishes that the asset and liability method should be used for determining deferred ESPS; any effects arising from the change in method shall be recognized in retained earnings, without restatement of prior years’ financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

In 2008, as a result of the adoption of this Mexican FRS, the intangible asset of $28,341 reflected in the consolidated balance sheet and the labor obligation minimum liability adjustment of $2,512 reflected in consolidated statements of stockholders equity as of December 31, 2007, were eliminated. Furthermore, for 2008, amortization of unamortized items resulted in an approximate gain of $845.

(c)
Mexican FRS D-4 “Taxes on income”- Mexican FRS D-4 supersedes Bulletin D-4 "Accounting for income and asset taxes and employee statutory profit sharing" and Circulars 53 and 54. The principal considerations established by this Mexican FRS are:

(i)	the accounting treatment of ESPS (current and deferred) is transferred to Mexican FRS D-3, as mentioned in paragraph (a) above.

(ii)
Deferred income tax liabilities at December 31, 2007 were determined by considering the stockholders’ equity as a temporary liability, which resulted in an amount that surpassed the amount determined by the assets and liabilities method. Consequently, the Company recognized an additional liability in the amount of $288,580 in 2007, to recognize the greater amount of the deferred taxes determined by the assets and liabilities method and the amount determined by considering the stockholders’ equity as the only temporary item.

Effective January 1, 2008, the asset and liability method is the only acceptable method to determine deferred taxes. Therefore, the Company write-off $288,580 that relates to the additional deferred tax liability determined under the stockholders’ equity method in 2007.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

(d)
Mexican FRS B-2 “Statement of cash flows”- Mexican FRS B-2 supersedes Bulletin B-12 "Statement of changes in financial position" and paragraph 33 of Bulletin B-16. The principal considerations established by this Mexican FRS are shown below:

(i)
Instead of the statement of changes in financial position, the financial statements shall include the statements of cash flows for all the periods presented comparatively with those of the current year, except for financial statements of periods prior to 2008;

(ii)	Cash inflows and cash outflows are reported in nominal currency units, thus not including the effects of inflation;

(iii)
Two alternative preparation methods (direct and indirect) are established, without stating preference for either method. Furthermore, cash flows from operating activities are to be reported first, followed by cash flows from investing activities and lastly by cash flows from financing activities;

(iv)	Captions of principal items are to be reported gross, with certain exceptions and require disclosure of the composition of items considered cash equivalents.

Accordingly, the Company presents its consolidated statement of changes in financial position for 2007 and 2006 as issued and the consolidated statement of cash flows for 2008 under the indirect method.

(3)	Cash and investments-

Consolidated cash and investments as of December 31, 2007 and 2008 consist of:

	2007	2008

Cash and bank accounts	$221,539	228,589

Current primary investment securities (note 10 b)	2,818,337	1,545,737

Restricted investments	-	223,921

	$3,039,876	1,998,247

Restricted investments correspond to margin calls to cover future derivative commitments.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

(4)	Trade receivable net-

Trade receivables at December 31, 2007 and 2008, are shown net of an allowance for doubtful accounts for $36,154 and $28,320, respectively.

(5)	Related parties-

The companies mentioned below are considered affiliates, since the Company’s stockholders are also stockholders in such companies.

a)	A summary of related party accounts payable as of December 31, is as follows:

	Relation	2007	2008
Vimifos, S.A. de C.V.	Affiliate	$21,311	$39,496
Maquinaria Agrícola, S.A. de C.V.	Affiliate	3,382	4,858
Llantas y Accesorios, S.A. de C.V.	Affiliate	1,688	3,953
Pulmex 2000, S.A. de C.V.	Affiliate	-	905
Frescopack, S.A. de C.V.	Affiliate	-	715
Camiones y Tractocamiones de Sonora, S.A. de C.V.	Affiliate	-	149
Autos y Tractores de Culiacán, S.A. de C.V.	Affiliate	-	106
Autos y Accesorios, S.A. de C.V.	Affiliate	438	76
Alfonso R Bours, S.A. de C.V.	Affiliate	-	48
Distribuidora Automotriz de los Mochis, S.A. de C.V.	Affiliate	-	28
Qualyplast, S.A. de C.V.	Affiliate	-	2
		$26,819	$50,336

At December 31, 2007 and 2008, balances due to related parties correspond to unsecured current accounts denominated in thousands of pesos that bear no interest and are payable within 30 days.

b)	For the years ended December 31, 2006, 2007 and 2008, the Company had the following transactions with related parties:

Purchases of feed, raw materials and packing supplies	2006	2007	2008

Vimifos, S.A. de C.V.	$251,931	192,188	283,912
Frescopack, S.A. de C.V.	-	-	128,176
Pulmex 2000, S.A. de C.V.	-	-	15,619
Qualiplast, S.A. de C.V.	-	634	22

Purchases of vehicles, tires and spare parts
Maquinaria Agrícola, S.A. de C.V.	17,585	47,155	54,502
Autos y Tractores de Culiacán, S.A. de C.V.	-	-	26,665
Llantas y Accesorios, S.A. de C.V.	12,289	23,349	22,426
Autos y Accesorios, S.A. de C.V.	33,585	14,985	21,729
Camiones y Tractocamiones de Sonora, S.A. de C.V.	-	-	14,501
Distribuidora Automotriz de los Mochis, S.A. de C.V.	-	8,095	13,687
Alfonso R. Bours, S.A. de C.V.	-	2,171	3,356

Airplane leasing expenses
Taxis Aéreos del Noroeste, S.A. de C.V.	4,196	3,153	2,106

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

Purchases transactions with related parties are made at market prices, which are similar to those that would be used in arms-length transactions.

(6)	Inventories and biological assets-

a)	Inventories consist of the following:

	2007	2008
Raw materials and byproducts	$2,004,691	$2,232,409
Medicine, materials and spare parts	369,337	457,106
Finished feed	56,608	71,841
	2,430,636	2,761,356
Agricultural products:
Live chicken	667,022	921,061
Processed chicken	177,719	228,619
Commercial egg	22,551	24,383
Turkey	28,339	35,113
Beef	2,708	2,445
Others	365	638
	898,704	1,212,259
Total	$3,329,340	$3,973,615

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

b)	Biological assets at December 31, 2007 and 2008 consist of the following:

	2007	2008
Current biological assets:
Breeder pigs	$32,464	$40,709
Incubatable eggs for fattening	76,038	99,135
Total current biological assets	$108,502	139,844

Non-current biological assets:
Laying and breeder hens	$202,214	$248,877
Breeder pigs	27,280	28,040
Laying hens	577,043	681,114
Allowance for productivity declines	(231,124)	(276,454)

Total non-current biological assets	$575,413	$681,577

The change in the historical value of biological assets and agricultural products to be measured at their fair value presented increases of $10,879 in 2006; $10,882 in 2007; and $16,358 in 2008. Such effects were included in the results of operations each year.

(7)	Property, plant and equipment-

a)	Property, plant and equipment at December 31consists of the following:

	Useful lives (years)	2007	2008
Buildings, farm structures and equipment	7-27	$13,987,063	$14,914,390
Office, furniture and equipment	3	227,183	237,727
Transportation equipment	6	1,162,747	1,207,229
		15,376,993	16,359,346
Accumulated depreciation		(6,702,709)	(7,164,781)
Net		8,674,284	9,194,565
Land		856,486	897,273
Construction in progress and advance payments		725,469	597,397
Total		$10,256,239	$10,689,235

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

b)	Depreciation expense for the years ended December 31, 2006, 2007 and 2008, amounted to $537,383, $571,393 and $616,358, respectively.
c)	Certain property, plant and equipment guarantee part of the loans mentioned in note 9.

(8)	Goodwill-

In 1999, goodwill was derived from the purchase of the shares of Campi Alimentos, S.A. de C.V. in the amount of $367,135. At December 31, 2005 (the last year of amortization), accumulated amortization aggregates to $66,287. In 2006, 2007 and 2008, goodwill was not amortized as a result of the adoption of Mexican FRS B-7 “Business Acquisitions”.

(9)	Notes payable to banks and long-term debt-

a)	Short-term notes payable to banks, consist of the following:

	2007	2008
Unsecured notes payable to banks:
Denominated in pesos, interest rate: TIIE(1) FIRA(2) rate less 3.00 points	$40,000	$40,000

The weighted average interest rate on short-term notes payable at December 31, 2007 and 2008 was 4.93% and 5.73%, respectively. Average interest rates on short-term notes for the years ended December 31, 2007 and 2008 were 4.68% and 5.28%, respectively.

b)	Long-term notes payable to banks, as of December 31, consist of the following:

	2007	2008

Secured by equipment:
Denominated in pesos, payable in monthly installments through December 2010, at CETES(3) rate plus 2 points.	$30,400	$20,500

Secured by shares of the Company, and the subsidiaries as collaterals (note 11f):
Determined in pesos, payable in six quarterly installments beginning in August 2009 and maturing in November 2010 at a rate of TIIE (1) plus 5 points.	-	500,000

Unsecured:
Denominated in Mexican pesos, at TIIE(1) FIRA(2) rate less 3.30 points, with minimum rate of 2.90%, through December, 2010	5,541	4,112
Denominated in Mexican pesos, at TIIE(1) FIRA(2) rate less 1.10 points, with minimum rate of 0.875 points, through December, 2012 and June 2013.	33,660	61,280

Total	69,601	585,892
Less current installments	(18,844)	(194,235)

Total long-term debt, excluding current installments	$50,757	$391,657

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

(1) TIIE = Interbank Equilibrium Rate
(2) FIRA = Fideicomisos Instituidos en Relación con la Agricultura
(3) CETE = Treasury Bills

Weighted average interest rates on long-term debt at December 31, 2007 and 2008 were 7.80% and 12.92%, respectively. The weighted average interest rate on the Company’s total long-term debt for the years ended December 31, 2007 and 2008 was 7.92%, and 8.45%, respectively.

The weighted average interest rate of the Company’s total debt at December 31, 2007 and 2008 was 6.75% and 12.46%, respectively.

c)	At December 31, 2007 and 2008, unused lines of credit amounted $956,050 and $1,182,574, respectively. In 2007 and 2008, the Company did not pay any fee for unused lines of credit.

d)	The book value of assets collateralizing long-term debt was $137,857 at December 31, 2007 and $129,350 at December 31, 2008.

e)	Maturities of long-term debt as of December 31, 2008, are as follows:

Year	Amount

2010	$360,902
2011	15,280
2012	11,540
2013	3,935
$391,657

Interest expense on loans for the years ended December 31, 2007 and 2008, aggregated to $6,885 and $16,040, respectively.

Bank loans establish certain affirmative and negative covenants. As of June 25, 2009, the Company was in compliance with all these covenants.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

(10-a)	Financial Instruments and hedging activities as at December 31, 2008-

Derivatives for trading purposes (neither designated or qualified as hedges)

The Company maintains a portfolio of explicit FDI, which are neither designated or qualified as hedges under C-10 and, therefore, their related changes in fair value were recognized as valuation effects of financial instruments within Comprehensive Financial Results, in the results of operations. The related amount for 2008 was $(919,026), and arose from the following derivative instruments, shown on the following pages.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

OTC1 foreign currency option structures – finance counter-party in private agreements:

					Effects on the results of operations
Counter-party	Instrument	Underlying[6]	Notional	Maturity	RIF

Merril Lynch[5]	TARNs[2]	Exchange rate	5,500	April through July
Capital		MXP/USD	US$	2009	$753,705
Services Inc
(OTC)	KO FWD[3]	Exchange rate	2,000	January and May
		MXP/USD	US$	2009	(19,478)

	Call Spread	Exchange rate	84,000	January
		MXP/USD	US$	2009	(30,639)

	European Call	Exchange rate	1,500	March
		MXP/USD	US$	2009	(34)

Banamex (OTC)	European Call	Exchange rate MXP/USD	3,000 US$	January through March
				2009	(586)

	European Put	Exchange rate MXP/USD	2,000 US$	February through March
				2009	17

	Call Digital	Exchange rate MXP/USD	600 US$	January though March
				2009	584

	TARNs	Exchange rate	21,000	January and April
		MXP/USD	US$	2009	59,480

Barclays	TARFs[4]	Exchange rate	2,000	November
Capital		MXP/USD	US$	2009	96,235
(OTC)
					$859,284

1Over the Counter (OTC): refers to privately agreed operations (outside of the standardized or organized futures & options exchange markets such as CBOT) with other financial or non-financial parties.
2 Target Redemption Notes: Options structure on MXP/USD exchange rates that provide the Company with limited earnings when the Mexican peso appreciates, and an unlimited loss when the U.S. dollar appreciates before the Mexican peso.
3 Knock out Forward: this refers to an exchange rate Forward which eliminates or extinguishes both party's rights and obligations when it reaches an exchange rate or barrier level, which was established in the terms of the agreement on the instrument.
4Target Redemption Forward: this is an option structure on MXP/USD exchange rates that provide the Company with limited earnings when the Mexican peso appreciates, and unlimited losses when the U.S. dollar appreciates before the Mexican peso.
5See note 3, collaterals established by Bachoco’s broker.
6MXP means Thousands of Mexican Peso and USD means Thousands of U.S. dollars.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

Derivatives on prices of farming goods (commodities):

				Effects on the result of operations
Counter-party	Instrument	Underlying	Maturity	RIF

Cargill	Swap	Corn	January 2009	$16,862
(OTC)
	Swap	Soy bean	January 2009	3,285

New Edge[7]	Futures	Corn	March 2009	12,001

	Futures	Soy bean	March 2009	(13,151)

	Call	Corn	March 2009	(727)

	Puts	Corn	March 2009	41,472

				$59,742
____________________
7New Edge is the broker or the commission agents for the futures or options on the futures, that the Company used to enter into these operation in this listed CBOT market on corn and soybeans forwards. See note 3, collaterals established by the broker for Bachoco.

Derivatives that are designated and qualify for hedging purposes attributable to (i) one or more risks included in identified hedged items which are already recognized on the balance sheet or (ii) associated to risk exposures not yet recognized on the balance sheet.

In regard to the positions on FDI that the Company enters into and that are designated and qualify for hedge accounting purposes on one or more financial risks, its fair value amounted to a total of $126,164 at December 31, 2008. Following are the details on the derivative instruments found accessing special hedge accounting models, their notional dimension, risks and effects, either on the balance sheets or in the statements of operations. The derivatives mentioned below fundamentally offset the effects of the hedged items within the statement of operations, as long as they continue to qualify and be designated for hedge purposes:

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

Fair value hedges: The Company entered into several firm commitments that are contractual agreements with domestic farmers, to purchase expected volumes of grain crops at a USD-denominated fixed price including basis locks. These agreements were carried as to access hedging instruments under the “farming by contract” program sponsored by ASERCA. These firm commitments create off-balance sheet grain price and foreign exchange risk exposures as well. The ASERCA Put options offering, only hedge the fair value risk of the grain fixed price, hence are designated as fair value hedges under the Fair Value Hedge accounting model, as to hedge against a downside risk, where both effective effects from the derivate (based on intrinsic value changes only, excluding extrinsic value) and from the hedge item for such hedged risk are taken to earnings, where both compensate. The effective changes in the fair value of these firm commitments attributable to price risk, are allocated within the balance sheet as current assets (losses) or liabilities (gains) until contractual volumes of grain are recognized as inventory, then the same ASERCA put options in their correspondent volume, are re-designated as to hedge the fair value of commodity inventories in accordance with the fair value hedge accounting model, that is, adjusting the book value of such inventory against earnings, up to when these inventories of grain (corn and sorghum) impact earnings as cost of goods sold, then all pending derivate effects allocated as current assets or liabilities coming from the firm commitment period, are then recycled to cost of good sold, as to adjust this for fair value hedging effects.

Options listed on corn future, effective at December 31, 2008:

Counter-party	Instrument	Underlying	Term	Effective offsetting effects on cost of sales

ASERCA	Puts	Corn	March And May
			2009	$(126,164)

Option type of derivatives entered under the ASERCA program are under the 0% modality for payment of the premium and a 100% benefit with a 60% discount over the initial premium amount.

Hedging effects on the price of grain associated with firm commitments and grain inventories denominated in the Company’s non-functional currency (USD), that are recognized at their fair value due to the price risk only, under the fair value hedge accounting model.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

As the worldwide recession worsened during 2008, international grain prices also experienced a deep downside, hence turned effective the ASERCA Put options held, designated to hedge fixed grain firm commitments, with fair value changes effects on the corn & sorghum8 prices, while both were under firm commitments and/or inventory, were taken to the consolidated balance sheet as inventory fair value hedge adjustment (lowering this) or fair value adjustments recognized as current liabilities on the balance sheet with correspondent offsetting effects against the option’s intrinsic only value changes within consolidated statement of operations.

[8]	The sorghum maintains a high correlation with the futures price of corn, however, unlike said corn, it is not traded or listed in commodity organized/listed futures market.

Grain purchase firm commitments, subject to fair value hedge relationships9:

Description of the contract	Designated derivative and hedged risk	Changes in the fair value recognized within the financial statements as short term liability

Sorghum purchase agreements	ASERCA Puts that hedge the fair value of these firm commitments, due to falling grain prices.	$(87,586)

Grain inventories adjusted to fair value hedge:

Description	Re-designated derivatives and hedged items	Changes in the fair value, recognized as fair value adjustment to the book value of grain inventory within current assets.

Sorghum and corn inventories	ASERCA Puts that were re-designated as to hedge the fair value of commodity grain inventories from losing fair value, attributable to lower grain prices.	$(38,578)

________________________
[9]
These represent contracts the Company enters into with an unrelated party that can been executed through legal means and specify the amount the Company expects to exchange, the fixed price, the currency and the transaction schedule, among other important aspects.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

(10-b)	Investment in primary financial securities at December 31, 2007 and 2008-

The Company keeps investments in primary financial debt instruments at December 31, 2007 and 2008, both in U.S. dollars and Mexican pesos, as follows:

	2007			2008
For trading purposes	Book value	Fair value	Average interest rates	Book value	Fair value	Interest[10] rate

Mexican peso denominated debt securities:
Government issued	1,097,304	1,097,304		564,055	564,055	8.30%
Bank issued	1,276,109	1,276,109		669,884	669,884	8.95%
Commercial paper	436,491	436,491		109,330	109,330	9.28%

	$2,809,904	2,809,904	6.99%	$1,343,269	1,343,269

U.S dollars denominated debt securities:
Bank issued	8,433	8,433		-	-	-
Commercial paper	-	-	-	167,169	167,169	5.31%

	$8,433	8,433	0.69%	$167,169	167,169

	2008
Held to maturity	Paid price when bought	Impairment	Expected recovery amount	Interest rate

Mexican peso denominated debt securities:
Commercial paper	$48,415	$13,116	35,299	8.2%
_____________________________________
10 Average interest rate in the company
Due to the financial crisis experienced in most economies around the World, several securities were no longer traded actively in the financial markets, hence the Company decided to access INIF 16 “Transfer of accounting category of financial instruments carried for trading purposes”, hence Commercial Paper was transferred to the Held To Maturity category starting October 1, 2008. An impairment effect of $13,116 was immediately recognized considering that these non guaranteed debt securities will not recover their initial paid-in-value. Impairment was recognized in the Comprehensive Results within earnings.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

(10-c)	Financial instruments and hedging operations at December 31, 2007-

The Company has entered into contracts with Merrill Lynch, JP Morgan and FIMAT USA, LLC, to hedge U.S. dollar exchange rates, corn and sorghum for the Company’s projected cash expenditures for the period from January through December 2007.

Following is a summary of these instruments at December 31, 2007:

Instruments	Type (future) Call or Put)	Position Profile assumed	Notional amount	Fair value	Other compre hensive income (equity)	Ineffectiveness effects (earnings)
Futures on Soybean		Short	$2,469	$(3,442)	$(3,442)	$-
Futures on Soybean		Long	2,379	4,424	4,424	-
Future on Corn		Short	167	(420)	(420)	-
Future on Corn		Long	553	1,424	1,424	-
Options on Soybean	Call	Long	1,890	1,947	1,947	-
Options on Soybean	Put	Long	3,480	(255)	(255)	-
Options on Corn	Call	Long	2,870	3,815	3,815	-
Options on Corn	Put	Short	5,380	(226)	(226)	-
Options on Corn futures under ASERCA program	Put	Long	48,438	99,310	99,310	-
Embedded derivatives on the price of corn		Long	16,356	15,549	15,549	-
Exchange rate options	Call	Long	49,500	9,424	-	9,424
Exchange rate options	Put	Long	7,500	429	-	429
Exchange rate options	Call	Short	8,500	(15,632)	-	(15,632)
Exchange rate options	Put	Short	85,000	(3,871)	-	(3,871)
Exchange rate forward	Call	Long	147,500	21,246	-	21,246
Exchange rate forward	Put	Short	120,000	(10,219)	-	(10,219)
				123,503	122,126	1,377
Deferred tax effects				(23,466)	(23,204)	-
Net total after deferred tax effects				100,037	98,922	1,377

As part of the exchange hedge strategy, the Company, includes the use of financial derivative instruments to reduce exchange rate fluctuations associated with forecasted  grain purchase operations. The Company has short-tem call and put options whose fair value amount as of 2007 ascending to 277,000 U.S. dollars and liabilities in the amount of 225,000 U.S. dollars. The Company recognized a net payment in the amount of $8,097 in 2007 in its comprehensive financial results.

(11)	Commitments and contingencies-

(a)
The Company has entered into operating leases for certain offices, production sites, and automotive and computer equipment. Most leases contain renewal options. These agreements have terms between one and five years. Rental expense under these leases was as follows:

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

Year ended December 31,	Amount

2006	$124,028
2007	153,165
2008	$167,871

(b)	There is a contingent liability arising from the labor obligations mentioned in note 2m.

(c)
The Company is involved in a number of lawsuits and claims arising in the normal course of business. It is expected that the final outcome of these matters will not have significant adverse effects on the Company’s financial position and results of operations.

(d)	In accordance with Mexican tax law, the tax authorities are entitled to examine transactions carried out during the five years prior to the most recent income tax return filed.

(e)
In accordance with the Income Tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be similar to those that would be used in arms-length transactions.

(f)
One of the bank loans mentioned in note 9 is guaranteed by third parties through their shares in the Company, which shares are held in a trust. In the event of a reduction in the value of the qualified shares, Bachoco or the shareholders will directly or indirectly, through its subsidiaries or affiliates, assume the obligation to make additional contributions, or make cash deposits to cover the difference.

(12)	Other taxes payable and other accruals-

An analysis of other taxes payable and other accruals presented in the financial statements is as follows:

	2007	2008

Expenses payable	$91,981	76,787
IMSS (1)	29,408	30,234
SAR (2)	5,303	6,721
INFONAVIT (3)	21,765	22,786
Other accounts payable	39,005	99,037
Trade advances	38,204	33,422
Employee statutory profit sharing	5,756	34,355
Salaries payable	4,514	10,804
Tax payable	4,128	5,485
Payroll taxes	2,637	6,107
Interest payable	728	2,864

Total	$243,429	328,602

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

(1) IMSS (a Government health care institution): contributions are made by the Company and by its employees in accordance with applicable regulations. The Company is required to pay this contribution on a monthly basis, along with the Company’s own contribution to the social security fund.

(2) SAR (a Government institution for employee retirement savings): Contributions are made by the Company based on applicable regulations as a percentage of the employees’ salary. The Company has a duty to pay these contributions to the government every two months.

(3) INFONAVIT (a Government institution that provides mortgages to employees): The Company is required to make contributions to this entity based on approximately 5% of the employees’ salaries, subject to certain limits. The Company has a duty to pay these contributions every two months.

(13)	Foreign currency position-

a)	A summary of the Company’s monetary assets and liabilities denominated in U.S. dollars (the only foreign currency) translated into reporting currency, as of December 31, 2007 and 2008 were as follows:

	2007	2008
Assets:
Cash and investments	$380,344	$451,957
Other accounts	-	3,958
Advances to suppliers (included in inventories and property, plant and equipment)	404,936	433,333
	785,280	889,248
Liabilities:
Accounts payable	(154,358)	(342,993)

Net assets	$630,922	$546,255

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

b)
As of December 31, 2007 and 2008, the exchange rate was $ 10.91 and $ 13.815 per US dollar, respectively. At March 27, 2009, date of the statutory audit report, the exchange rate was $14.21 per US dollar.

(14)	Labor obligations-

a)	Labor obligations at December 31, 2008

The Company has a defined benefit pension plan covering the non unionized personnel. The benefits are based on years of service and the employee’s compensation. The Company makes annual contributions to the plan equal to the maximum amount that can be deducted for income tax purposes based on the projected unit credit method.

Cash flows-

Plan contributions and benefits paid were as follows:

	Benefits 2008

	Termination	Retirement	Total

Plan contributions	$-	17,450	17,450
Benefits paid	21,489	2,865	24,354

The cost, obligations and other elements of the pension, seniority premium and severance compensation plans for reasons other than restructuring, mentioned in note 2m, have been determined based on computations prepared by independent actuaries at December 31, 2008. The components of the net periodic cost for the year ended December 31, 2008 were as follows:

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

	Benefits 2008

	Termination	Retirement	Total

Net periodic cost:
Service cost	$13,122	18,539	31,661
Interest cost	5,324	19,880	25,204
Return on plan assets	-	(18,683)	(18,683)
Net actuarial loss (gain)	7,012	(380)	6,632
Prior service cost (2007 unamortized items):
Amortization of prior service cost and plan modifications	-	1,885	1,885
Amortization of transition liability	4,828	5,448	10,276

Net periodic cost	$30,286	26,689	56,975

The present value of benefit obligations of the plans at December 31, 2008, is as follows:

	Benefits 2008
	Termination	Retirement	Total

Accumulated benefit obligation (ABO)	$52,131	138,077	190,208

Projected benefit obligation (PBO)	70,915	210,319	281,234
Plan assets at fair value	-	(188,815)	(188,815)

Projected benefit obligation over plan assets	70,915	21,504	92,419

Unrecognized items:
Transition liability	(18,370)	(21,793)	(40,163)
Plan modifications	-	(25,437)	(25,437)
Actuarial gains	-	53,871	53,871

Projected liability, net	$52,545	28,145	80,690

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

Following is an itemized analysis of the determination of benefits obligations of the plan at December 31, 2008:

	Retirement benefits

	Seniority premium	Pension plan	Total
Defined benefits obligations:
Obligation because of defined benefits at the beginning of year	$32,095	199,333	231,428
Current labor cost	2,658	15,880	18,538
Interest cost	2,743	17,137	19,880
Actuarial gains and losses	(3,187)	(51,298)	(54,485)
Benefits paid	(1,329)	(3,713)	(5,042)
Defined benefits obligations at end of year	32,980	177,339	210,319

Following is an itemized analysis of the determination regarding the plan’s assets at December 31, 2008:

	Retirement benefits

	Seniority premium	Pension plan	Total
Plan assets:
Plan asset at the beginning of year	$-	182,017	182,017
Yield expected	-	(8,475)	(8,475)
Company contributions	-	17,450	17,450
Benefits	-	(2,177)	(2,177)
Plan assets at end of year	-	188,815	188,815

Following is a detailed description of the current amounts and the amounts for the previous four annual periods derived from the defined benefit obligations, the reasonable value of the plan’s assets and the adjustments on the plan assets and liabilities, based on experience:

	Seniority premium*

	2004	2005	2006	2007	2008
Defined benefits obligations	$36,238	46,546	49,097	56,601	59,086
Plan assets	-	-	-	-	-
Plan situation	$36,238	46,546	49,097	56,601	59,086

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

	Pension plan

	2004	2005	2006	2007	2008
Defined benefits obligations	$130,860	152,360	189,355	199,333	177,339
Plan assets	(96,085)	(130,747)	(160,421)	(182,017)	(188,815)

Plan status	$34,775	21,613	28,934	17,316	(11,476)

*	The results of Seniority Premium include retirement and termination, due to the fact that this division did not exist in prior years in accordance with the Bulletin D-3.

	Benefits
	2007	2008

Discount rate (net of inflation)	5.25%	9.75%
Rate of compensation increase	1.00%	4.50%
Expected return on plan assets	6.25%	9.75%
Amortization period of unrecognized items (applicable to retirement benefit)	19.2 years	19.66 years

The distribution of assets listed by category and the related budget at the end of 2006, 2007 and 2008, are analyzed as follows:

	Assets to ended year

	2006	2007	2008

Fixed rate investment	74%	77%	77%
Variable rate investment	26%	23%	23%

Total	100%	100%	100%

The distribution of the assets reflects the strategy that was used to optimize the return rate on the plan and the fund's results, within the framework of an appropriate risk level.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

b)	Labor obligations at December 31, 2007

An analysis of the net period cost, reserve amounts and the assumptions considered in the pension plan, the seniority premium and severance obligation at December 31, 2007 is as follows:

	Pension plan		Seniority premium		Severance

	2006	2007	2006	2007	2006	2007
Net periodic cost:

Labor cost	$11,791	15,429	3,781	4,361	9,475	9,191
Return on plan assets	(8,395)	(10,090)	-	-	-	-
Amortization of unrecognized prior past service costs	2,429	2,239	3,757	1,215	1,530	4,250

Interest cost	7,864	8,890	2,298	2,348	1,993	1,765

Net periodic cost	13,689	16,468	9,836	7,924	12,998	15,206

Loss from early extinguishment of obligations	$-	-	-	-	941	2,514

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

	Pension plan		Seniority premium		Severance

	2006	2007	2006	2007	2006	2007
Labor obligations:
Accumulated benefit obligation	$160,280	186,865	33,063	36,306	31,936	38,567
Current benefit obligation	99,220	124,592	28,202	30,821	31,036	38,567
Projected benefit obligation	189,355	199,333	49,098	56,601	36,053	42,895
Plan assets	(160,421)	(182,017)	-	-	-	-
Unrecognized prior service cost	(22,971)	(20,959)	(6,930)	(6,283)	-	-
Transition liability	-	-	-	-	(27,913)	(23,198)
Unrecognized net gains	36,756	48,415	(15,784)	(21,490)	7,223	(455)
Unrecognized changes or improvements	(28,545)	(27,322)	104	-	-	-
Net projected benefit obligation	14,174	17,450	26,488	28,828	15,363	19,242
Unfunded accumulated benefit obligation	4,624	15,960	33,063	36,307	31,936	38,567
Current net liability over net projected liability in some subsidiaries	-	4,049	6,575	7,479	16,573	19,325

Additional liability	-	(4,049)	(6,575)	(7,479)	(16,573)	(19,325)

Intangible assets	-	4,049	5,659	5,967	16,573	18,325
Minimum labor obligation liability adjustment	$-	-	916	1,512	-	1,000

	Pension plan		Seniority Premium		Severance

	2006	2007	2006	2007	2006	2007
Change in benefit obligation:
Benefit obligation at beginning of year	$152,360	189,355	46,546	49,097	42,671	36,053
Service cost	11,791	15,429	3,781	4,361	9,475	9,191
Interest cost	7,864	8,890	2,298	2,348	1,992	1,765
Actuarial differences	8,518	(12,587)	2,339	6,379	(6,077)	9,726
Benefits paid	(1,554)	(1,754)	(5,867)	(5,584)	(8,803)	(13,840)
Changes to plan not applied	-	-	-	-	(3,205)	-
Increase for plan improvement	10,376	-	-	-	-	-
Projected benefit obligation at end of year	$189,355	199,333	49,097	56,601	36,053	42,895

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

	Pension plan
	2006	2007
Changes in plan assets:
Plan assets at beginning of the year	$130,742	160,421
Actual return on plan assets	8,395	10,090
Employer contribution	14,039	13,193
Actuarial differences	8,799	67
Benefit paid	(1,554)	(1,754)

Fair value of plan assets at end of year	160,421	182,017

Funded status	(28,934)	(17,316)
Unrecognized net actuarial loss (gain)	(36,758)	(48,415)
Unrecognized prior service cost (benefit)	22,971	20,959

Net amount recognized	$(42,721)	(44,772)

The Company used December, 2006 and 2007 measurement date for pension plan, seniority premium, and December 31, 2006 and 2007 for the severance plan.

The transition liability, the prior service cost and plan changes, and actuarial differences assumptions will be amortized over a period ranging from 21 to 25 years (the average remaining working life of employees).

The information about the expected cash flow for the pension benefit plan and seniority premium is as follows:

	Pension plan	Seniority premium	Severance
Expected benefit payment
2008	$6,972	6,395	8,215
2009	8,222	6,857	7,431
2010	9,482	7,145	7,002
2011	10,859	7,282	6,651
2012	11,957	7,369	6,303
2013-2017	76,959	37,704	27,856
Total
	$124,451	72,752	63,458

The above table reflects the total benefits expected to be paid from the plan.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

(15)	Stockholders’ Equity-

a)
In April 1997, Bachoco had a stock split and created so-called “BL” units, which consist of one series “B” share and one series “L” share, and so-called “BB” units, which consist of two series “B” shares. Series “L” shares have limited voting rights.

In September 2006, the Company split the BL units into B and L shares and converted the series L shares into series B shares; consequently only one series remains (series B). All shares issued and outstanding have voting rights.

b)
In 2006, 2007 and 2008, the Company declared and paid cash dividends at nominal values of $353,880, $353,880 and $353,880, respectively ($378,075 and $363,708     in constant pesos as at December 31, 2006 and 2007) or $0.59, $0.59 and $0.59, respectively, per share in nominal pesos, respectively.

c)
The Mexican Corporation Act requires that at least 5% of each year’s net income be appropriated to increase the legal reserve until such reserve is equal to 20% of capital stock issued and outstanding. The balance of the legal reserve at December 31, 2007 and 2008, included in retained earnings, was $ 209,399.

d)
The Company approved a stock repurchase plan in 1998, in conformity with the Mexican Securities Trading Act, providing a stock repurchase reserve for that purpose of $180,000 ($303,861 expressed in constant Mexican pesos at December 31, 2007) through the appropriation of retained earnings in 1998. During 2005, the Company repurchased 920 thousand shares for an amount of $11,462. During 2006, 2007 and 2008, no shares were repurchased. In 2005 and 2006, the Company sold 800 thousand and 920 thousand of shares, respectively, previously repurchased; the sales value was for $2,954 and $17,849, respectively. In 2007 and 2008, no shares were sold.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

e)
The Company is required to pay taxes on dividends distributed to stockholders only to the extent that the payment made exceeds the balance of the “net tax profit account” (CUFIN), which is used to control earnings on which income tax has already been paid. Income tax paid on dividends refers to a tax payable by corporate entities and not by individuals.

f)
The Company obtains the majority of its revenues and net profit from Bachoco, S.A. de C.V. (“BSACV”). For the years 2007 and 2008, pretax income (loss) of BSACV, represented between 90% and 94% of Bachoco’s consolidated pretax income (loss).

Dividends on which BSACV has paid income tax will be credited to the Company’s “CUFIN” account and, accordingly, no further income tax will be paid when such amounts are distributed as dividends to the Company’s stockholders.

g)
From 1999 through 2001, under Mexican income tax law, corporate taxpayers were extended the option of deferring payment of a portion of their annual corporate income tax, so that the tax payable will represent 30% of taxable income. The earnings on which taxpayers opted to defer payment of a portion of corporate income tax had to be controlled in the so-called “net reinvested tax profit account” (CUFINRE).

Since the Company opted for this tax deferral, earnings will be considered to be distributed first from the CUFINRE and any excess will be paid from the “net tax profit account” balance (“CUFIN”) so as to pay the 5% deferred tax. The option to defer a portion of the annual corporate income tax was eliminated effective January 1, 2002.

h)
Stockholders contribution restated as provided for by the tax law, aggregating $1,999,574, may be refunded to stockholders tax-free, to the extent that such contribution equals or exceeds stockholders’ equity.

(16)	Income Tax (IT), Asset Tax (AT), and Flat Rate Business Tax (IETU)-

a)	Income tax (IT)-

The Company and each of its subsidiaries file separate income tax returns. BSACV, the Company’s principal operating subsidiary, is subject to corporate income tax under the provisions of the simplified regime, which is applicable to companies engaged exclusively in agriculture, cattle-raising, fishing, forestry and certain other activities. The income tax law establishes that such regime is exclusive for companies that obtain no more than 10% of their total revenues from the production of processed products, with which rule BSACV has complied.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

The simplified regime establishes that the taxable base for income tax is determined on revenues collected net of deductions paid (cash basis). The tax rate for this regime was 16% in 2005 and 2006, and 19% from 2007.

The income tax reforms passed in December 2004 include the elimination, as from January 2005, of the purchase deduction so as to permit only the deduction of cost of sales. This reform is not applicable for BSACV, since it is subject to taxes under the simplified regime.

The changes in tax rates enacted in 2006 from 16% to 19% in 2007 resulted in a charge of $336,376 in the consolidated statement of operations.

b)	Flat Rate Business Tax (IETU)-

On October 1, 2007, new laws were published and a number of tax laws were revised. This new law came into effect on January 1, 2008.

The IETU rate is 17.5% for 2010 and thereafter (16.5% for 2008 and 17% for 2009) based on cash flows and limits certain deductions.

IETU credits are derived mainly from the unamortized negative IETU base and salaries credits and social security contributions, as well as credits derived from the deduction of certain investments, such as inventories and fixed assets.

The IETU is required to be paid only when it is greater than the IT. To determine the IETU payable, income tax paid in a given period shall first be subtracted from the current IT of the same period and the difference shall be the IETU payable.

If negative IETU base is determined because deductions exceed income, there will be no IETU payable. The amount of negative base multiplied by the IETU rate results in a IETU credit, which may be applied against income tax for the same year or, if applicable, against IETU payable in the next ten years.

c)	Asset tax (AT)-

In 2007, a new law was enacted that resulted in the derogation of the Asset Tax Law beginning on January 1, 2008. In 2007, the asset tax rate was payable at 1.25% and liabilities were no longer deductible from the asset tax base. Until December 31, 2006, the applicable rate was 1.8% and the asset tax was payable on the average value of most assets, net of certain liabilities. The asset tax in 2006 and 2007 amounted to $28,267 and $27,189, respectively. In each of the two years, the Company credited these amounts against the income tax paid.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

At December 31, 2008, the Company had $4,494 in asset tax credits and such recoverable AT will expire, as follows:

	Asset tax restated at
	December 31,	Year of
Base year	2008	expiration

2005	$1,137	2015
2006	3,357	2016

	$4,494

d)	Income tax charged to operations-

For the years ended December 31, 2006, 2007 and 2008, income tax charged (credited) to results of operations was as follows:

	2006	2007	2008

Current income tax	$250,519	143,029	78,559
Flat Rate Business Tax	-	-	108
Deferred income tax	348,607	169,716	(352,686)

Total income tax expense (benefit)	$599,126	312,745	(274,019)

e)	Deferred income tax-

Based on the financial projections of taxable income in each of the next four years the Company estimated that it will pay income tax (IT); therefore, deferred tax effects as of December 31, 2007 and 2008 have been recorded reflecting the IT basis.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

The component of the Company’s deferred income tax assets and liabilities are as follows:

	2007	2008
Deferred tax assets:
Account payable	$196,460	393,725
Labor obligations	6,697	15,851
ESPS payable	1,385	9,168
Effects on derivative financial instruments	-	150,644
Recoverable AT	4,613	4,494
Tax loss carry forwards	-	165,121

Total gross deferred tax assets	209,155	739,003
Less valuation allowance	4,613	28,015
Net deferred tax assets	204,542	710,988

Deferred tax liabilities:
Inventories	420,993	711,742
Accounts receivables	396,437	308,543
Fixed assets	1,450,073	1,394,687
Effects on financial instruments	23,204	-
Other deductions	-	15,092
Other accruals	280	-
Additional liability from stockholders’ equity	288,580	-

Total gross deferred tax liabilities	2,579,567	2,430,064

Net deferred tax liability	$2,375,025	1,719,076

At December 31, 2007, the deferred income tax liability determined by treating stockholders’ equity as a single temporary item is greater than the amount determined by using the asset and liability method, and thus, the Company recognized an additional liability of $288,580 in 2007 to account for this difference.

Effective January 1, 2008, the Company adopted Mexican FRS D-4, which supersedes Bulletin D-4 and Circular 54. Mexican FRS D-4 and establishes the asset and liability method as the only acceptable method to determine deferred taxes. Therefore, the Company wrote-off $288,580 that relates to the additional deferred tax liability determined under the stockholders equity method in 2007.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

The significant items that gave rise to the difference between the effective income tax rate (current and deferred taxes) and the current year tax determined at the statutory rate are as follows:

	2006	2007	2008
	%	%	%
Statutory income tax rate	16.00	19.00	(19.00)
Effect of companies outside simplified regime	4.42	4.13	2.33
Effect of non-taxable items	(3.04)	(3.40)	(6.95)
Effect due to change in tax rate from 16% to 19% in 2007	22.40	-	-

Effective income tax rate	39.78	19.73	(23.62)

f)	Tax loss carryforwards-

As of December 31, 2008, the Company has tax loss carryforwards restated in accordance with the current Mexican Tax Law, which can be used to offset future taxable income in the next ten years, as follows:

Tax loss carryforwards as adjusted by inflation trough December 31, 2008
	Year of	Restated
Base year	expiration	amount

2001	2011	$181
2005	2015	241
2007	2017	6,227
2008	2018	835,987

		$842,636

g)	Equity tax value-

As of December 31, 2007 and 2008, the tax value of the Company’s equity, which will not be subject to taxation, comprised the following:

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

	2007	2008

Restated contribution capital (CUCA)	$1,877,344	1,999,574
Net tax profit account (CUFIN) and net reinvested tax profit account (CUFINRE)	2,574,183	2,535,424

Total	$4,451,527	4,534,998

(17)	Other income (expense), net-

As of December 31, 2006, 2007 and 2008, other income and expense net, were as follows:

	2006	2007	2008
Other income:
Sales of waste animals, raw material, by- products and other	$206,528	276,094	187,911
Tax incentives	32,379	73,054	44,899
Other	-	-	8,106

Total other income	238,907	349,148	240,916

Other expense:
Cost of waste animals, raw material, by- products and other	(182,324)	(261,703)	(200,960)
Employee statutory profit sharing	(4,362)	(4,828)	(32,981)
Other	(33,794)	(13,046)	(27,933)

Total other expense	(220,480)	(279,577)	(261,874)

Total other income (expense), net	$18,427	69,571	(20,958)

Employee statutory profit sharing

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

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

Employee statutory profit sharing is recorded as part of the other expense caption.

(18)	Segment financial information-

The segments to be reported are organized by product line. Inter-segment transactions have been eliminated. Our Poultry segment is comprised of our chicken and egg products due to their similarity and to the fact that egg sales represent approximately 10% of total revenue for the years ended on December 31, 2006, 2007 and 2008. The information included under “Others” corresponds to pigs, balanced animal feed and other non-significant sub-products. The required disclosures are shown below:

	As of and for the year ended at December 31, 2006
	Poultry	Others	Total

Net revenues	$13,486,020	2,064,945	15,550,965
Cost of sales	(10,220,870)	(1,832,116)	(12,052,986)
Gross profit	3,265,150	232,829	3,497,979
Interest income	288,932	13,978	302,910
Interest and financial expenses	(129,506)	(2,346)	(131,852)
Monetary position loss	(150,438)	-	(150,438)
Income taxes	(567,933)	(31,193)	(599,126)
Net majority interest income	826,642	79,544	906,186
Property, plant and equipment, net	9,576,266	259,629	9,835,895
Total assets	16,833,872	725,367	17,559,239
Total liabilities	(3,321,636)	(134,649)	(3,456,285)
Capital expenditures	856,227	-	856,227
Expenses not requiring cash disbursement:
Depreciation	523,720	13,663	537,383

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

	As of and for the year ended at December 31, 2007
	Poultry	Others	Total
Net Revenues	$15,885,828	2,333,819	18,219,647
Cost of sales	(12,353,458)	(2,124,403)	(14,477,861)
Gross profit	3,532,370	209,416	3,741,786
Interest income	348,167	14,849	363,016
Valuation effects of financial instruments	(44,137)	-	(44,137)
Interest and financial expenses	(133,913)	(7,665)	(141,578)
Loss on net monetary position	(151,035)	(3,779)	(154,814)
Income taxes	(280,792)	(31,953)	(312,745)
Majority net income	1,203,149	67,792	1,270,941
Property, plant and equipment, net	9,986,129	270,110	10,256,239
Total assets	18,264,882	851,542	19,116,424
Total liabilities	3,798,656	190,602	3,989,258
Capital expenditures	987,322	4,415	991,737
Expenses not requiring cash disbursement:
Depreciation	556,188	15,205	571,393

	As of and for the year ended at December 31, 2008
	Poultry	Others	Total
Net Revenues	$17,594,994	2,530,327	20,125,321
Cost of sales	(15,171,145)	(2,311,323)	(17,482,468)
Gross profit	2,423,849	219,004	2,642,853
Interest income	168,283	5,411	173,694
Valuation effects of financial instruments	(1,666,821)	-	(1,666,821)
Interest and financial expenses	(16,691)	(19,511)	(36,202)
Income taxes	292,563	(18,544)	274,019
Majority net (loss) income	(939,068)	60,020	(879,048)
Property, plant and equipment, net	10,422,423	266,812	10,689,235
Total assets	18,386,409	1,068,562	19,454,971
Total liabilities	5,039,205	336,347	5,375,552
Capital expenditures	1,140,843	15,325	1,156,168
Expenses not requiring cash disbursement::
Depreciation	594,704	21,654	616,358

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

Revenues from our poultry segment are analyzed as follows:

	Year ended at December 31, 2006
	hens	Eggs	Total

Net revenues	$12,053,293	1,432,727	13,486,020

	Year ended at December 31, 2007
	hens	Eggs	Total

Net revenues	$14,135,242	1,750,586	15,885,828

	Year ended at December 31, 2008
	hens	Eggs	Total

Net revenues	$15.486,614	2,108,380	17,594,994

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

(19)	Subsequent event-

The Official Federal Gazette granted a tax credit to the Company corresponding to Technological Research and Development on February 27, 2009 for fiscal year 2008 in the amount of $58,122.

(20)	Recently issued accounting standards-

The CINIF has issued the following Mexican FRS, effective for years beginning after December 31, 2008. Early application is not permitted.

(a)
FRS B-7 “Business acquisitions”– Mexican FRS B-7 supersedes Bulletin B-7 and establishes, among other things, the general rules for the initial valuation and recognition at the acquisition date of net assets, stressing that all business acquisitions should be accounted under the purchase method.

Management considers that the initial effects of this new FRS will not be material.

(b)
FRS B-8 “Consolidated and combined financial statements”- Mexican FRS B-8 supersedes Bulletin B-8 "Consolidated and combined financial statements and valuation of permanent investments in shares" and establishes the general rules for the preparation and presentation of consolidated and combined financial statements and related disclosures. Amendments include:

(i)	The obligation to consolidate special purpose entities (SPEs) when controlled.

(ii)
The possibility, under certain rules, of presenting unconsolidating financial statements when the parent is, in turn, a subsidiary with no minority interest or when the minority stockholders do not object to the fact that consolidated financial statements are not issued.

(iii)
Consideration is given to the existence of potential voting rights that might be exercised or converted in favor of the entity as parent and that may  change its involvement in decision making at the time of assessing the existence of control.

(iv)	Additionally, regulations relating to the valuation of permanent investments have been transferred to a different bulletin.

Management estimates that the initial effects of this new FRS will be immaterial.

(c)
FRS C-7 “Investments in associates and other permanent investments”-  Mexican FRS C-7 sets forth the rules to account for investments in associates as well as other permanent investments where there is no control, joint control or significant influence. The principal changes with respect to the former standard include the following:

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

(i)	Equity method of accounting is required for SPEs where significant influence is exercised.

(ii)
Consideration is given to the existence of potential voting rights that might be exercised or converted in favor of the entity as parent and that may  change its involvement in decision making at the time of assessing the existence of significant influence.

(iii)	A specific procedure and a limit for recognizing the associated entity's losses are provided.

Management estimates that the initial effects of this new FRS will not be material.

(d)
FRS C-8 “Intangible assets”- Mexican FRS C-8 supersedes Bulletin C-8 and establishes general rules for the initial and subsequent recognition of intangible assets acquired individually, either through the acquisition of a business or arising internally during the normal course of the entity's operations. Main changes include:

(i)	The definition of intangible assets is narrowed to establish that separability is not the only condition for the intangible asset to be identifiable;

(ii)
Subsequent outlays for research and development projects in progress should be expensed as earned if they are part of the research phase or as an intangible asset if they meet the criteria to be recognized as such;

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
(Thousands of Mexican pesos note 2x, except per share amounts)

(iii)	Greater detail is provided to account for the exchange of an asset, in accordance with the provisions of international standards and other FRS;

(iv)	The presumption that an intangible asset may not exceed a useful life of twenty years was eliminated;

Management estimates that the initial effects of this new FRS will not be material.