Form 20-F/A
period 2008-12-31
Industrias Bachoco S.A.B. de C.V.
filed 2009-07-02
CIK 1044896

Omits Note 21 to Item 18, Report of Independent Registered Public Accounting Firms, Item 15: “Controls and Procedures – Attestation Report of the Registered Public Accounting Firm” and the discussion of the reconciliation of Mexican FRS to US GAAP in Item 5:  “Operating and Financial Review and Prospects”, A. “Operating Results”.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

Yes ☐ No ☐

EXPLANATORY NOTE

This annual report on Form 20-F/A of  Industrias Bachoco, S.A.B. de C.V. (the “Company”)  replaces in its entirety the annual report of the Company on Form 20-F of that was originally filed on June 30, 2009 (the “2008 Form 20-F”) and omits the Attestation Report of the Registered Public Accounting from Item 15: “Controls and Procedures”.  The Attestation Report of the Registered Public Accounting Firm should have been omitted from the 2008 Form 20-F because the Report of the Independent Registered Public Accounting Firm has been omitted.  The Company’s external auditors require additional time to complete their audit of the reconciliation of the Company’s Consolidated Financial Statements under Mexican FRS to U.S. GAAP.

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

Except as otherwise indicated, all data in the financial statements included below in Item 18 (which together with the attached notes constitute the “Consolidated Financial Statements”) and the selected financial information included throughout this Form 20-F/A (this “Annual Report”) have been presented in nominal pesos for the year 2008 and in constant pesos as of December 31, 2007 for the year 2007, 2006, 2005 and 2004.

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

Except as otherwise indicated, all data in the consolidated financial statements included below in Item 18 (collectively with the accompanying notes, the “Consolidated Financial Statements”) and the selected financial information included throughout this Form 20-F/A (this “Annual Report”) have been presented in nominal pesos for the year 2008 and in constant pesos as of December 31, 2007 for the years 2007, 2006, 2005 and 2004.  The effects of this price-level restatement under Mexican FRS have not been reversed in the reconciliation of Mexican FRS to U.S. GAAP.  See Note 21 to the Consolidated Financial Statements.

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INDUSTRIAS BACHOCO, S.A.B de C.V.

By:	/s/ DANIEL SALAZAR FERRER
Daniel Salazar Ferrer
Chief Financial Officer

Date:  July 1, 2009

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