Form 20-F/A
period 2008-12-31
Industrias Bachoco S.A.B. de C.V.
filed 2009-07-15
CIK 1044896

The following items were the subject of a Form 12b-25 and are included herein: Note 21 to Item 18, Reports of Independent Registered Public Accounting Firms, Item 15: “Controls and Procedures – Attestation Report of the Independent Registered Public Accounting Firm” and the discussion of the reconciliation of Mexican FRS to US GAAP in Item 5:  “Operating and Financial Review and Prospects”, A. “Operating Results”.

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

Yes ☐ No ☐

EXPLANATORY NOTE

This annual report on Form 20-F/A of  Industrias Bachoco, S.A.B. de C.V. (the “Company”)  replaces in its entirety the annual report of the Company on Form 20-F/A of that was originally filed on July 1, 2009 (the “Original Form 20-F/A”) and includes the following items which were omitted from the Original Form 20-F/A: (i) Note 21 to Item 18, (ii) Reports of Independent Registered Public Accounting Firms, (iii) Item 15: “Controls and Procedures – Attestation Report of the Independent Registered Public Accounting Firm” and (iv) the discussion of the reconciliation of Mexican FRS to US GAAP in Item 5:  “Operating and Financial Review and Prospects”, A. “Operating Results”. The items were omitted from the Original Form 20-F/A because the Company’s external auditors required additional time to complete their audit of the reconciliation of the Company’s Consolidated Financial Statements under Mexican FRS to U.S. GAAP.

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

	As of and for the year ended December 31,
	2004		2005		2006		2007		2008		2008(2)
Income Statement Data	(in millions of constant pesos as of December 31, 2007 for years 2004 – 2007 and in millions of nominal pesos for year 2008)(1)										(millions of U.S. dollars)(1)
Mexican FRS:
Net revenues	Ps.	14,836.7	Ps.	15,617.7	Ps.	15,551.0	Ps.	18,219.6	Ps.	20,125.3	1,456.8
Cost of sales		12,032.4		11,234.2		12,053.0		14,477.9		17,482.5	1,265.5
Gross profit		2,804.3		4,383.5		3,498.0		3,741.8		2,642.9	191.3
Operating income		952.4		2,378.1		1,425.4		1,496.3		230.1	16.7
Comprehensive financing income (loss)		(79.8)		(74.0)		61.4		19.1		(1,,369.2)	(99.1)

Majority net income (loss)		788.3		1,908.4		906.2		1,270.9		(879.0)	(63.6)
Majority net income (loss) per Share(3)		1.3		3.2		1.5		2.1		(1.5)	(0.1)
Majority net income (loss) per ADS(4)		15.8		38.2		18.1		25.4		(17.5)	(1.3)
Dividends per Share(5)		0.46		0.44		0.61		0.59		0.59	0.05
Weighted average Shares outstanding (thousands)		599,260		599,694		599,571		600,000		600,000	600,000

U.S. GAAP:
Net revenues	Ps.	14,836.7	Ps.	15,617.7	Ps.	15,551.0	Ps.	18,219.6	Ps.	20,125.3	1,456.8
Operating income		999.2		2,356.0		1,395.7		1,481.0		185.6	13.4
Majority net income (loss)		825.9		1,893.3		895.6		1,261.9		(869.4)	(62.9)

Statement of Financial Position Data
Mexican FRS:
Cash and cash equivalents	Ps.	2,608.4	Ps.	3,419.9	Ps.	3,583.9	Ps.	3,039.9	Ps.	1,998.2	144.6
Total assets		15,008.6		16,530.9		17,559.2		19,116.4		19,455.0	1,408.2
Short-term debt(6)		111.2		100.0		9.8		58.8		234.2	17.0
Long-term debt		80.9		56.0		35.5		50.8		391.7	28.3
Total stockholders’ equity		12,132.7		13,502.7		14,102.9		15,127.2		14,079.4	1,019.1
Capital Stock		2,294.6		2,294.6		2,294.9		2,294.9		2,294.9	166.1

U.S. GAAP:
Total stockholders’ equity		12,144.7		13,499.0		14,053.2		15,071.7		13,786.7	997.9

Selected Operating Data
Sales volume (thousands of tonnes):
Chicken		733.0		773.0		773.7		837.2		878.1
Eggs		138.1		140.6		143.4		147.8		143.6
Swine and Others		9.1		9.6		8.9		16.1		18.8
Balanced Feed		320.7		389.6		484.4		438.8		370.7
Margins
Gross margin (%)		18.9%		28.1%		22.5%		20.5%		13.1%
Operating margin (%)		6.4%		15.2%		9.2%		8.2%		1.1%
Consolidated net margin (%)		5.3%		12.2%		5.8%		7.0%		(4.4)%

Total employees		18,896		20,432		21,035		23,088		23,248
(1)	Except per share and per ADS amounts and operating data.
(2)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps.13.815 per U.S. dollar.
(3)	Net income per share has been computed based on the weighted average number of common Shares outstanding.
(4)	Net income per ADS has been computed by multiplying net income per share by twelve, to reflect the ratio of twelve Shares per ADS.
(5)	Dividends per share have been computed by dividing the total amount of dividends paid by the weighted average Shares outstanding.
(6)	Includes notes payable to banks and current portion of long term debt.

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

Reconciliation to U.S. GAAP

Our Consolidated Financial Statements are prepared in accordance with Mexican Financial Reporting Standards (“Mex FRS”), which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

The principal differences between MexFRS and U.S. GAAP, as they relate to us, are described in Note 21 of our Consolidated Financial Statements, with an explanation, where appropriate, of the method used to determine the adjustments that affect income and stockholders’ equity. Some of the differences between Mexican FRS and U.S. GAAP, as they relate to us, concern (i) net cost of labor obligations (ii) capitalization of financing costs, (iii) biological assets and agricultural products valuation at fair value, and (iv) treatment of minority interest.  Each of these differences also affects our balance sheet.

Our consolidated majority net income under U.S. GAAP was Ps.895.6 million in 2006, Ps.1,261.9 million in 2007 and a net loss of Ps.869.4 million in 2008, compared to Ps.906.2 million, Ps.1,270.9 million and a loss of  Ps.879.0 million, respectively, under Mexican FRS.

Bachoco has applied Statement of Financial Accounting Standards (SFAS) No.109, Accounting for Income Taxes, for all periods presented. The deferred tax adjustment included in the net income (loss) and stockholders’ equity reconciliations includes the effect of deferred taxes on all U.S. GAAP adjustments reflected in the reconciliation from MexFRS to U.S. GAAP. Under U.S. GAAP, the Company recognizes a deferred tax liability associated with profits originated during the simplified regime that have not paid income tax previously, but would be subject to taxation upon future distributions under the Mexican tax law. Due to the accounting change in MexFRS in 2008, this concept generates a reconciling difference to U.S. GAAP. The deferred tax liability under this concept amounted Ps. 288,580 and Ps. 284,226 as of December 31, 2007 and 2008, respectively.

Beginning January 1, 2005, due to the adoption of MexFRS B-7, goodwill is no longer amortized, but rather is subject to periodic impairment valuations. For U.S. GAAP purposes, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets” in 2002. Up to December 31, 2004, we recognized an accumulated effect (increase in equity) of Ps. 58.7 million for the non amortization of goodwill, under U.S. GAAP. In 2006, 2007 and 2008, we performed the required impairment tests of goodwill and did not result an impairment charge.

The fair value of financial instruments is the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation. When possible, we use quoted market prices to determine fair value. Where quoted market prices are not available, the fair value is internally derived based upon appropriate valuation methodologies with respect to the amount and timing of future cash flows and estimated discount rates for both counterparty and entity’s own risk. However, considerable judgment is required in interpreting market data to develop estimates of fair value, so the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. The effect of using different market assumptions or estimation methodologies could be material to the estimated fair values.

Fair value information presented in Note 21 to our Consolidated Financial Statements is based on information available at December 31, 2008 and 2007. Although we are not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been updated since those dates; therefore, the current estimates of fair value at dates after December 31, 2008 and 2007, could differ significantly from these amounts.

In January 1, 2002, we also adopted the requirements of Statement 144 and we have not identified any impairment adjustments to the carrying value of its long lived assets.

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

Attestation Report of the Independent Registered Public Accounting Firm

The Board of Directors and stockholders’ of Industrias Bachoco, S.A.B. de C.V.

We have audited Industrias Bachoco, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Industrias Bachoco, S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Industrias Bachoco, S.A.B. de C.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on   criteria established in Internal Control-Integral Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with auditing standards generally accepted in Mexico, the consolidated balance sheet of Industrias Bachoco, S.A.B. de C.V. and subsidiaries, as of December 31, 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2008 and our report dated July 10, 2009 expressed an unqualified opinion on those consolidated financial statements.

Queretaro, Mexico, July 10, 2009.

Demetrio Villa Michel
KPMG Cárdenas Dosal, S.C.

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

Date:  July 15, 2009

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2007 and 2008 With Reports of Independent Registered Public Accounting Firms

INDUSTRIAS BACHOCO, S.A.B. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements
As of December 31, 2006, 2007 and 2008

Content

Reports of Independent Registered Public Accounting Firms

Consolidated Financial Statements:

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

The Board of Directors and Stockholders

Industrias Bachoco, S. A. B. de C. V.:

We have audited the accompanying consolidated balance sheet of Industrias Bachoco,       S. A. B. de C. V. and subsidiaries (the Company) as of December 31, 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Industrias Bachoco, S. A. B. de C. V. and subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for the year then ended, in conformity with Mexican Financial Reporting Standards.

As disclosed in note 2x to the consolidated financial statements, several new Mexican Financial Reporting Standards were adopted on January 1, 2008.

The accompanying consolidated financial statements as of and for the year ended December 31, 2008 have been translated into United Stated dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in thousands of Mexican pesos, have been translated into thousands of United States dollars on the basis set forth in note 2v to the consolidated financial statements.

Mexican Financial Reporting Standards vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in note 21 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Industrias Bachoco, S.A.B. de C.V.’s Internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 10, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Queretaro, Mexico, July 10, 2009.

Demetrio Villa Michel
KPMG Cárdenas Dosal, S.C.

To the Stockholders of

Industrias Bachoco, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Industrias Bachoco, S.A.B. de C.V. and subsidiaries as of December 31, 2007, and the related consolidated statements of income, stockholders’ equity and changes in financial position for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Industrias Bachoco, S.A.B. de C.V. and subsidiaries at December 31, 2007, and the consolidated results of their operations, stockholders´equity and changes in financial position for each of the two years in the period ended December 31, 2007, in conformity with Mexican Financial Reporting Standards which differ in certain respects from U.S. generally accepted principles (see Note 21).

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

Mexico, D.F., June 27, 2008.

Francisco José Sánchez González
Mancera, S.C., a member practice of Ernst & Young
Global

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

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

(Thousands of mexican pesos-note 2x)

Years ended December 31, 2006 and 2007

	2006	2007
Operating activities:
Net income	$907,129	1,272,226
Add charges to operations not requiring funds:
Depreciation	537,383	571,393
Deferred income tax	346,110	169,716
Labor obligations, net period cost	37,464	42,112

Funds provided by operations	1,828,086	2,055,447

Changes in operating assets and liabilities:
Accounts receivable	(51,435)	(336,083)
Inventories and biological assets	(535,933)	(1,140,124)
Prepaid expenses and others current assets	(11,081)	(31,463)
Accounts payable	364,813	300,566
Related parties	6,002	14,169
Taxes payable and other accruals	(73,193)	(45,534)
Labor obligations, plan contributions	(27,576)	(32,617)
Derivative financial instruments	(6,407)	(35,769)

Funds provided by operating activities	1,493,276	748,592

Financing activities:
Proceeds from of long-term debt	-	40,000
Proceeds from notes payable to bank	-	40,000
Payment of long-term debt and notes payable to bank	(104,836)	(13,963)
Constant pesos effect on notes payable to banks and long-term debt	(6,081)	(1,638)
Cash dividends paid	(378,075)	(363,708)
Sales of Company's own shares, net	17,849	-

Funds used in financing activities	(471,143)	(299,309)

Investing activities:
Acquisition of property, plan and equipment, net	(856,227)	(991,737)
Investment in securities	(394,004)	(12,001)
Other assets	(2,060)	(1,561)

Funds used in investing activities	(1,252,291)	(1,005,299)

Net increase (decrease) in cash and equivalents	(230,158)	(556,016)
Cash and equivalents at beginning of year	3,420,045	3,189,887

Cash and equivalents at end of year	3,189,887	2,663,871
Investment in securities	394,004	406,005
Cash and investment at end of year	$3,583,891	3,039,876

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

On July 10, 2009, the accompanying financial statements and related notes were authorized by the Company’s Finance Director, Daniel Salazar Ferrer, for the Audit Committee, Board of Directors and Stockholders’ meeting approval.

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

The results of operations of the subsidiaries were included in the Company’s consolidated financial statements as at the acquisition or inception month.

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

(Continued)

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

(Continued)

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

(Continued)

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

- Net monetary position loss

Until December 31, 2007, the net monetary position loss represented the impact of inflation on monetary assets and liabilities at the beginning of each month updated by inflation factors through year-end. The monetary position loss of each year is included in the statements of operations as a part of the comprehensive financial result (See note 2x).

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

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

e)	Primary investment securities-

All rights and obligations arising from primary investment securities are recognized on the balance sheet and the company classifies its investment securities depending on the purpose for which the securities were acquired: (i) held-to-maturity, (ii) trading or (iii) available for sale. Investments in these instruments are reflected on the line-item “current primary investment securities within cash and investments” (see note 3).

Trading securities, except held-to-maturity, are recorded at fair value, where peso-denominated debt securities are provided by local price vendors, while US-denominated debt securities are diversified. Held-to-maturity securities are reported at amortized cost. Changes in the carrying amounts of trading securities, including the related costs and yields are included under comprehensive financial results. Gains or losses arising from changes in the fair value of available-for-sale securities (less the corresponding yield and foreign exchange gain or loss, in the case of equity securities), as well as the related monetary position gain or loss, as applicable, are reported as a comprehensive income (loss) item within stockholders equity.   Furthermore, where evidence exists that a financial asset held-to-maturity shall not be recovered in full, the expected loss (impairment) is recognized in the statement of operations.

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

(Continued)

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

(Continued)

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

(Continued)

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

(Continued)

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

- Defined benefit plan: This fund consists solely of the Company’s contributions and covers the Company's labor obligations with each employee.

Seniority premiums and severance payments are paid to workers as required by Mexican labor law.

(Continued)

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

Comprehensive income (loss) consists of the net income or loss for the year, plus the result from holding non-monetary assets, the tax effect of the items which are recorded directly in stockholders’ equity, the effective portion of the unrealized gain or loss on cash flow hedges, the minimum liability adjustment of labor obligations and the minority interest as required by Mexican FRS B-4 “Comprehensive Income”.

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

(Continued)

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

(Continued)

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

(Continued)

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

(Continued)

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

(Continued)

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

(Continued)

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

Deferred IT, IETU and, from January 1, 2008 deferred ESPS, are accounted for under the asset and liability method. Deferred tax and ESPS assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and in the case of IT and IETU, for tax loss carryforwards and tax credits. Deferred tax and ESPS assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax and ESPS assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date.

At December 31, 2007, a deferred income tax liability determined by treating the stockholders’ equity as a single temporary item is greater than the amount determined by using the asset and liability method, and thus, the Company recognized an additional deferred tax liability of $288,580 in 2007 to account for this difference.

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

(Continued)

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

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

v)	Convenience translation-

United States thousands dollars amounts as shown in the accompanying consolidated balance sheet as of December 31, 2008, as well as in the consolidated statements of operations and cash flows for the year ended December 31, 2008, have been included solely for the convenience of the reader and are translated from Mexican pesos to US dollars as a matter of arithmetic computation only, at an exchange rate of $13.815 to one U.S. dollar, which was the exchange rate at December 31, 2008. Such translation should not be construed as a representation that the Mexican peso amounts could have been or could be converted into U.S. dollars at this rate.

w)	Reclassifications-

Certain captions shown in the 2006 and 2007 consolidated statement of operations and in the consolidated statements of changes in financial position as originally issued have been reclassified for uniformity of presentation with the 2008 financial statements, in conformity with Mexican FRS B-1, “Accounting Changes and Error Corrections”.

(Continued)

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

(Continued)

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

(Continued)

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

(c)
Mexican FRS D-4 “Taxes on income”- Mexican FRS D-4 supersedes Bulletin D-4 "Accounting for income and asset taxes and employee statutory profit sharing" and Circulars 53 and 54. The principal considerations established by this Mexican FRS are:

(i)	the accounting treatment of ESPS (current and deferred) is transferred to Mexican FRS D-3, as mentioned in paragraph (b) above.

(ii)
Deferred income tax liabilities at December 31, 2007 were determined by considering the stockholders’ equity as a temporary liability, which resulted in an amount that surpassed the amount determined by the asset and liability method. Consequently, the Company recognized an additional liability in the amount of $288,580 in 2007, to recognize the greater amount of the deferred taxes determined by the asset and liability method and the amount determined by considering the stockholders’ equity as the only temporary item.

Effective January 1, 2008, the asset and liability method is the only acceptable method to determine deferred taxes. Therefore, the Company write-off $288,580 that relates to the additional deferred tax liability referred to above, against retained earnings.

(Continued)

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

(3)	Cash and investments-

Consolidated cash and investments as of December 31, 2007 and 2008 consist of:

	2007	2008

Cash and bank accounts	$221,539	228,589

Current primary investment securities (note 10 b)	2,818,337	1,545,737

Restricted cash	-	223,921

	$3,039,876	1,998,247

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

Restricted cash correspond to margin calls to cover future derivative commitments.

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

(Continued)

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

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

(6)	Inventories and biological assets-

a)	Inventories consist of the following:

	2007	2008
Raw materials and byproducts	$2,004,691	$2,232,409
Medicine, materials and spare parts	369,337	457,106
Finished feed	56,608	71,841
	2,430,636	2,761,356
Agricultural products:
Live chicken	667,022	921,061
Processed chicken	177,719	228,619
Commercial egg	22,551	24,383
Turkey	28,339	35,113
Beef	2,708	2,445
Others	365	638
	898,704	1,212,259
Total	$3,329,340	$3,973,615

b)	Biological assets at December 31, 2007 and 2008 consist of the following:

	2007	2008
Current biological assets:
Breeder pigs	$32,464	$40,709
Incubatable eggs for fattening	76,038	99,135
Total current biological assets	$108,502	$139,844

Non-current biological assets:
Laying and breeder hens	$202,214	$248,877
Breeder pigs	27,280	28,040
Laying hens	577,043	681,114
Allowance for productivity declines	(231,124)	(276,454)

Total non-current biological assets	$575,413	$681,577

The change in the historical value of biological assets and agricultural products to be measured at their fair value presented increases of $10,879 in 2006; $10,882 in 2007; and $16,358 in 2008. Such effects were included in the results of operations each year.

(Continued)

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

(Continued)

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

Long-term notes payable:

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

(1) TIIE = Interbank Equilibrium Rate
(Continued)

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

(Continued)

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

(Continued)

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

(Continued)

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

(Continued)

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

Fair value hedges: The Company entered into several firm commitments that are contractual agreements with domestic farmers, to purchase expected volumes of grain crops at a USD-denominated fixed price including basis locks. These agreements were carried as to access hedging instruments under the “farming by contract” program sponsored by ASERCA. These firm commitments create off-balance sheet grain price and foreign exchange risk exposures as well. The ASERCA Put options offering, only hedge the fair value risk of the grain fixed price, hence are designated as fair value hedges under the Fair Value Hedge accounting model, as to hedge against a downside risk, where both effective effects from the derivate (based on intrinsic value changes only, excluding extrinsic value) and from the hedge item for such hedged risk are taken to earnings, where both compensate. The effective changes in the fair value of these firm commitments attributable to price risk, are allocated within the balance sheet as current assets or liabilities until contractual volumes of grain are recognized as inventory, then the same ASERCA put options in their correspondent volume, are re-designated as to hedge the fair value of commodity inventories in accordance with the fair value hedge accounting model, that is, adjusting the book value of such inventory against earnings, up to when these inventories of grain (corn and sorghum) impact earnings as cost of goods sold, then all pending derivate effects allocated as current assets or liabilities coming from the firm commitment period, are then recycled to cost of good sold, as to adjust this for fair value hedging effects.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

Options listed on corn future, effective at December 31, 2008:

Counter-party	Instrument	Underlying	Term	Effective offsetting effects on comprehensive financial result

ASERCA	Puts	Corn	March And May
			2009	$126,164

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

As the worldwide recession worsened during 2008, international grain prices also experienced a deep downside, hence turned effective the ASERCA Put options held, designated to hedge fixed grain firm commitments, with fair value changes effects on the corn & sorghum8 prices, while both were under firm commitments and/or inventory, were taken to the consolidated balance sheet as inventory fair value hedge adjustment (lowering this) or fair value adjustments recognized as current liabilities on the balance sheet with correspondent offsetting effects against the option’s intrinsic only value changes within comprehensive financial result in the consolidated statement of operations.

8 The sorghum maintains a high correlation with the futures price of corn, however, unlike said corn, it is not traded or listed in commodity organized/listed futures market.

(Continued)

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

9 These represent contracts the Company enters into with an unrelated party that can been executed through legal means and specify the amount the Company expects to exchange, the fixed price, the currency and the transaction schedule, among other important aspects.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

(10-b)	Investment in primary financial securities at December 31, 2007 and 2008-

The Company keeps investments in primary financial debt instruments at December 31, 2007 and 2008, both in U.S. dollars and Mexican pesos, as follows:

	2007			2008
	Book value	Fair value	Average interest rates	Book value	Fair value	Interest[10] rate

Mexican peso
denominated
debt securities:
Government issued	$1,097,304	1,097,304		$564,055	564,055	8.30%
Bank issued	1,276,109	1,276,109		669,884	669,884	8.95%
Commercial paper	436,491	436,491		109,330	109,330	9.28%

	$2,809,904	2,809,904	6.99%	$1,343,269	1,343,269

U.S dollars
denominated
debt securities:
Bank issued	$8,433	8,433		$-	-	-
Commercial paper	-	-	-	167,169	167,169	5.31%

	$8,433	8,433	0.69%	$167,169	167,169

	2008
Held to maturity	Paid price when bought	Impairment	Expected recovery amount	Interest rate

Mexican peso
denominated
debt securities:
Commercial paper	$48,415	$13,116	35,299	8.2%

10 Average interest rate in the company

(Continued)

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

Following is a summary of these instruments at December 31, 2007:

Instruments	Type (future) Call or Put)	Position Profile assumed	Notional amount	Fair value	Other compre hensive income (equity)	Ineffectiveness effects (earnings)
Futures on Soybean		Short	$2,469	$(3,442)	$(3,442)	$-
Futures on Soybean		Long	2,379	4,424	4,424	-
Future on Corn		Short	167	(420)	(420)	-
Future on Corn		Long	553	1,424	1,424	-
Options on Soybean	Call	Long	1,890	1,947	1,947	-
Options on Soybean	Put	Long	3,480	(255)	(255)	-
Options on Corn	Call	Long	2,870	3,815	3,815	-
Options on Corn	Put	Short	5,380	(226)	(226)	-
Options on Corn under ASERCA program	Put	Long	48,438	99,310	99,310	-
Embedded derivatives on the price of corn		Long	16,356	15,549	15,549	-
Exchange rate options	Call	Long	49,500	9,424	-	9,424
Exchange rate options	Put	Long	7,500	429	-	429
Exchange rate options	Call	Short	8,500	(15,632)	-	(15,632)
Exchange rate options	Put	Short	85,000	(3,871)	-	(3,871)
Exchange rate forward	Call	Long	147,500	21,246	-	21,246
Exchange rate forward	Put	Short	120,000	(10,219)	-	(10,219)
				123,503	122,126	1,377
Deferred tax effects				(23,466)	(23,204)	-
Net total after deferred tax effects				$100,037	98,922	1,377

(Continued)

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

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

(12)	Other taxes payable and other accruals-

An analysis of other taxes payable and other accruals presented in the financial statements is as follows:

	2007	2008

Expenses payable	$91,981	$76,787
IMSS (1)	29,408	30,234
SAR (2)	5,303	6,721
INFONAVIT (3)	21,765	22,786
Other accounts payable	39,005	99,037
Trade advances	38,204	33,422
Employee statutory profit sharing	5,756	34,355
Salaries payable	4,514	10,804
Tax payable	4,128	5,485
Payroll taxes	2,637	6,107
Interest payable	728	2,864

Total	$243,429	$328,602

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

(Continued)

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

b)
As of December 31, 2007 and 2008, the exchange rate was $ 10.91 and $ 13.81 per US dollar, respectively. At March 27, 2009, date of the statutory audit report, the exchange rate was $14.21 per US dollar.

(14)	Labor obligations-

a)	Labor obligations at December 31, 2008

The Company has a defined benefit pension plan covering the non unionized personnel. The benefits are based on years of service and the employee’s compensation. The Company makes annual contributions to the plan equal to the maximum amount that can be deducted for income tax purposes based on the projected unit credit method.

(Continued)

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

(Continued)

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

(Continued)

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

(Continued)

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

(Continued)

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

(Continued)

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

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

	Pension plan		Seniority Premium		Severance
	2006	2007	2006	2007	2006	2007
Change in benefit obligation:
Benefit obligation at beginning of year	$152,360	189,355	46,546	49,097	42,671	36,053
Service cost	11,791	15,429	3,781	4,361	9,475	9,191
Interest cost	7,864	8,890	2,298	2,348	1,992	1,765
Actuarial differences	8,518	(12,587)	2,339	6,379	(6,077)	9,726
Benefits paid	(1,554)	(1,754)	(5,867)	(5,584)	(8,803)	(13,840)
Changes to plan not applied	-	-	-	-	(3,205)	-
Increase for plan improvement	10,376	-	-	-	-	-
Projected benefit obligation at end of year	$189,355	199,333	49,097	56,601	36,053	42,895

	Pension plan
	2006	2007
Changes in plan assets:
Plan assets at beginning of the year	$130,742	160,421
Actual return on plan assets	8,395	10,090
Employer contribution	14,039	13,193
Actuarial differences	8,799	67
Benefit paid	(1,554)	(1,754)

Fair value of plan assets at end of year	160,421	182,017

Funded status	(28,934)	(17,316)
Unrecognized net actuarial loss (gain)	(36,758)	(48,415)
Unrecognized prior service cost	22,971	20,959

Net amount recognized	$(42,721)	(44,772)

The Company used December, 2006 and 2007 measurement date for pension plan, seniority premium, and December 31, 2006 and 2007 for the severance plan.

(Continued)

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

(Continued)

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

d)
The Company approved a stock repurchase plan in 1998, in conformity with the Mexican Securities Trading Act, providing a stock repurchase reserve for that purpose of $180,000 ($303,861 expressed in constant Mexican pesos at December 31, 2007) through the appropiation of retained earnings in 1998. During 2005, the Company repurchased 920 thousand shares for an amount of $11,462. During 2006, 2007 and 2008, no shares were repurchased. In 2005 and 2006, the Company sold 800 thousand and 920 thousand of shares, respectively, previously repurchased; the sales value was for $2,954 and $17,849, respectively. In 2007 and 2008, no shares were sold.

e)
The Company is required to pay taxes on dividends distributed to stockholders only to the extent that the payment made exceeds the balance of the “net tax profit account” (CUFIN), which is used to control earnings on which income tax has already been paid. Income tax paid on dividends refers to a tax payable by corporate entities and not by individuals.

(Continued)

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

(Continued)

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

The changes in tax rates enacted in 2006 from 16% to 19% effective beginning in 2007 resulted in a charge of $336,376 in the consolidated statement of operations.

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

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

c)	Asset tax (AT)-

In 2007, a new law was enacted that resulted in the derogation of the Asset Tax Law beginning on January 1, 2008. In 2007, the asset tax rate was payable at 1.25% and liabilities were no longer deductible from the asset tax base. Until December 31, 2006, the applicable rate was 1.8% and the asset tax was payable on the average value of most assets, net of certain liabilities. The asset tax in 2006 and 2007 in one of the Company’s subsidiaries amounted to $28,267 and $27,189, respectively. In each of the two years, this subsidiary credited these amounts against its income tax paid.

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

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

e)	Deferred income tax-

Based on the financial projections of taxable income in each of the next four years, the Company estimated that it will pay income tax (IT); therefore, deferred tax effects as of December 31, 2007 and 2008 have been recorded reflecting the IT basis.

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

(Continued)

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

Effective January 1, 2008, the Company adopted Mexican FRS D-4, which supersedes Bulletin D-4 and Circular 54. Mexican FRS D-4 establishes the asset and liability method as the only acceptable method in determining deferred taxes. Therefore, the Company wrote-off $288,580 against retained earnings that relates to the additional deferred tax liability previously determined under the stockholders equity method in 2007.

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

(Continued)

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

Tax loss carryforwards as adjusted by inflation through December 31, 2008
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

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

(17)	Other income (expense), net-

As of December 31, 2006, 2007 and 2008, other income and expense net, were as follows:

	2006	2007	2008
Other income:
Sales of waste animals, raw material, by-products and other	$206,528	276,094	187,911
Tax incentives	32,379	73,054	44,899
Other	-	-	8,106

Total other income	238,907	349,148	240,916

Other expense:
Cost of waste animals, raw material, by- products and other	(182,324)	(261,703)	(200,960)
Employee statutory profit sharing	(4,362)	(4,828)	(32,981)
Other	(33,794)	(13,046)	(27,933)

Total other expense	(220,480)	(279,577)	(261,874)

Total other income (expense), net	$18,427	69,571	(20,958)

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

(Continued)

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

(Continued)

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

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

Revenues from our poultry segment are analyzed as follows:

	Year ended at December 31, 2006
	hens	Eggs	Total

Net revenues	$12,053,293	1,432,727	13,486,020

	Year ended at December 31, 2007
	hens	Eggs	Total

Net revenues	$14,135,242	1,750,586	15,885,828

	Year ended at December 31, 2008
	hens	Eggs	Total

Net revenues	$15,486,614	2,108,380	17,594,994

(Continued)

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

(Continued)

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

(Continued)

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

(21)	Differences between Mexican Financial Reporting Standards and United States Generally Accepted Accounting Principles

The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“MexFRS”), which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

The principal differences between MexFRS and U.S. GAAP, as they relate to us, are described below with an explanation, where appropriate, of the method used to determine the adjustments that affect income and stockholders’ equity, or additional disclosures as applicable.

Effects of inflation

MexFRS B-10 “Effects of inflation" (applicable for years beginning on or after January 1, 2008), supersedes Bulletin B-10 of MexFRS "Recognition of the effects of inflation on the financial information", and its fifth amendment document as well as the related circulars and Mexican Interpretation of Financial Reporting Standards 2. The main considerations established by this MexFRS is: the i) recognition of the effects of inflation when an entity operates in an inflationary economic environment (defined as when cumulative inflation over the immediately preceding 3-year period is equal to or greater than 26%) applicable to as from January 2008. Therefore, the last restatement factor applied to financial statements for the year ended December 2006 was 1.0376, which corresponds to the annual rate of inflation from December 31, 2006 to December 31, 2007, based on the Mexican National Consumer Price Index (NCPI) published by Banco de Mexico.

The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects related to the inflation required under MexFRS because the application of MexFRS B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, it is considered a more meaningful presentation than historical cost base over financial reporting for both Mexican and U.S. accounting purposes as permitted by the “Securities and Exchange Commission” (SEC).

Cash flow information

MexFRS B-2 “Statement of cash flows”- Beginning January 1, 2008, MexFRS B-2 supersedes Bulletin B-12 "Statement of changes in financial position" and paragraph 33 of Bulletin B-16. The principal considerations established by this MexFRS are shown as follows: (i)Instead of the statement of changes in financial position, the financial statements shall include the statements of cash flows for all the periods presented comparatively with those of the current year, except for financial statements of periods prior to 2008; (ii) Cash inflows and cash outflows are reported in nominal currency units, thus not including the effects of inflation; (iii) Two alternative preparation methods (direct and indirect) are established, without stating preference for either method. Furthermore, cash flows from operating activities are to be reported first, followed by cash flows from investing activities and lastly by cash flows from financing activities; (iv) Captions of principal items are to be reported gross, with certain exceptions and require disclosure of the composition of items considered cash equivalents.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

For U.S. GAAP purposes, Statement of Financial Accounting Standards (SFAS) No. 95, Statement of Cash Flows, does not provide guidance with respect to inflation adjusted financial statements.  As at December 31, 2007, in accordance with MexFRS, changes in current and long-term debt due to re-expression in constant pesos, including the effect of exchange differences, is presented in the statement of changes in financial position within the financing activities section.  Also, under U.S. GAAP, non-cash investing activities are not reported in the Statement of Cash Flows, including the capitalization of debt; whereas under MexFRS, non-cash transactions affecting the financial structure of an entity, such as converting debt into equity, must be presented separately in the statement of changes in financial position.  This difference between US GAAP and MexFRS does not have any effect in the Company’s financial statements due to the absence of non-cash transactions settled in any of the years presented in such financial statements.

As of the date of this report, certain reclassifications were made to the U.S. GAAP cash flow statement to the 2006 and 2007 figures to conform to the 2008 presentations.

At December 31, 2008, primary investments securities disclosed in note 10b with a maturity of more than three months that amount to Ps.468,003, and restricted cash amounting to Ps.223,921 are being reclassified for U.S. GAAP purposes from the line-item “cash and investment” to “investment securities” and “restricted cash”, respectively, within investing activities, since such investments and restricted cash do not meet the definition of cash equivalents according to SFAS 95. At December 31, 2007 there was no difference between book value and fair value on primary investment securities which amount to Ps 406,005.

Consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as presented in the following page:

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

Cash Flow Information	Years ended December 31,
	2006		2007		2008
OPERATING ACTIVITIES:
Net income (loss)	Ps	895,570	Ps	1,261,883	Ps	(869,369)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation		540,862		575,306		620,041
Minority interest in net income (loss)		943		1,285		(6,989)
Deferred income tax		330,982		168,405		(341,925)
Impairment on investment securities		-		-		13,116
Unrealized loss on derivative financial instruments		-		-		887,174
Loss on net monetary position		149,825		154,765		-
Loss on sale of plant and equipment		-		-		49,485
Labor obligations, net period cost		58,155		44,619		48,345
		1,976,337		2,206,263		399,878
Changes in assets and liabilities:
Accounts receivable		(85,313)		(375,590)		(167,422)
Inventories and biological assets		(781,395)		(1,419,495)		(768,084)
Prepaid expenses and other accounts receivable		25,502		(74,556)		(24,703)
Accounts payable		392,321		338,084		513,919
Related parties payable		6,410		14,944		23,517
Other taxes payable and other accruals		(60,488)		(35,827)		93,694
Labor obligations, net		(26,085)		(37,610)		(41,805)
Assets available for sale		-		-		2,159
Derivative financial instruments		(5,856)		(36,131)		(122,126)
Cash flows provided by (used in) operating activities		1,441,433		580,082		(90,973)

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	Ps	(904,300)	Ps	(998,622)	Ps	(1,156,168)
Proceeds from sale of property, plant and equipment		-		-		57,329
Restricted cash		-		-		(223,921)
Investment securities		(335,554)		(12,001)		(61,998)
Other assets		(2,696)		(2,216)		(1,112)
Cash flows (used in) provided by investing activities		(1,240,550)		(1,012,839)		(1,385,870)

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

FINANCING ACTIVITIES:
Proceeds from issuance of notes payable to banks		-		80,000		535,100
Repayment of long-term debt and notes payable		(107,324)		(12,529)		(18,809)
Cash dividends paid		(378,075)		(363,708)		(353,880)
Sale of repurchased shares		17,849		-		-
Cash flows (used in) provided by financing activities		(467,550)		(296,237)		162,411
Effect of inflation accounting		96,959		172,978		-
Net increase (decrease) in cash and investments		(169,708)		(556,016)		(1,314,432)
Cash and investments at beginning of year		3,359,595		3,189,887		2,633,871
Cash and investments at end of year	Ps	3,189,887	Ps	2,633,871	Ps	1,319,439

Supplemental disclosure of cash flows information:
	Years ended December 31,
	2006		2007	2008
Interest paid during the year	Ps	(130,915)	(140,850)	(33,339)
Payment of valuation effects of financial instruments		-	(44,137)	(747,795)
Income taxes paid during the year		(250,519)	(143,029)	(147,426)

Agriculture:

The Company follows the requirements of the MexFRS bulletin E-1, Agriculture, which establishes the rules for recognizing, valuing, presenting and disclosing biological assets and agricultural products.

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

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

In accordance with U.S. GAAP, under SOP 85-3 biological assets and agricultural products are to be valued at cost. Accordingly, the reconciliation between MexFRS and U.S. GAAP income (loss) for 2006, 2007 and 2008 includes a reversal of the unrealized gain on valuation of biological assets and agricultural products at fair value, which shows a decrease of Ps (10,879), Ps (10,882) and Ps (16,358), respectively.

Capitalized interest:

Under MexFRS D-6 starting January 1, 2007, capitalized interest is comprehensively measured in order to include: (i) the interest expense, plus (ii) any foreign exchange fluctuations, and less (iii) the related monetary position result, which was applicable until December 31, 2007, because of the adoption of the new MexFRS B-10 that came into effect on January 1, 2008. Although the Company adopted the policy of capitalizing the comprehensive result of financing on assets under construction, as a result of MexFRS D-6, during 2007 the Company did not capitalize any amount due to its immateriality as described in Note 2 h), and during 2008, there were no construction projects identified with interest expense related to debt.

Under U.S. GAAP, interest expenses incurred during the qualifying construction period must be considered as an additional cost of qualifying constructed assets to be capitalized in property, plant and equipment and depreciated over the lives of the related assets. The amount of the capitalized interest for U.S. GAAP purposes was determined by applying the weighted average interest rate of financing. During 2008, there were no qualifying construction projects.

Deferred income tax and deferred employee statutory profit sharing:

Under MexFRS, the Company determines deferred income taxes in a manner similar to U.S. GAAP, using the asset and liability method, by applying the enacted statutory income tax rate. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss and asset tax (AT) carryforwards and other tax credits. The effect on deferred taxes of a change in tax rates is recognized in results of operations in the period that includes the enactment date. For MexFRS presentation purposes, deferred tax assets and liabilities are long-term items, while under U.S. GAAP, deferred tax assets and liabilities should be classified as short-term or long-term items depending on the nature of the caption that gives rise to such deferred tax assets and liabilities.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

All income (loss) before income tax and minority interest and related income tax benefit (expense) are from Mexican sources.

Under U.S. GAAP, as of December 31, 2007 and 2008, the long term deferred tax liability is Ps 1,626,495 and Ps 1,747,348 respectively. Short term deferred tax liability is Ps 739,444 and Ps 261,984 as of December 31, 2007 and 2008, respectively.

The deferred tax adjustment included in the net income (loss) and stockholders’ equity reconciliations includes the effect of deferred taxes on all U.S. GAAP adjustments reflected in the reconciliation from MexFRS to U.S. GAAP. Under U.S. GAAP, the Company recognizes a deferred tax liability associated with profits originated during the simplified regime that have not paid income tax previously, but would be subject to taxation upon future distributions under the Mexican tax law. Due to the accounting change in MexFRS in 2008, this concept generates a reconciling difference to U.S. GAAP. The deferred tax liability under this concept amounted Ps. 288,580 and Ps. 284,226 as of December 31, 2007 and 2008, respectively.

The Company is required to pay Employee Statutory Profit Sharing (ESPS) in accordance with Mexican labor law. On January 1, 2008, the Company adopted MexFRS D-3 “Employee Benefits” which supersedes Bulletin D-3 “Labor Obligations”, the sections applicable to ESPS of Bulletin D-4 and Mexican Interpretation of Financial Reporting Standards 4. In accordance with this MexFRS, deferred ESPS is determined under the asset and liability method at the statutory rate of 10%. This methodology is in compliance with U.S. GAAP which is determined following the guidelines of SFAS No. 109.

Under MexFRS, as described in Note 2r), until December 31, 2007 the deferred consequences of employee profit sharing were determined only on temporary non-recurring differences with a known turnaround time.

The Company’s reconciliations between MexFRS and U.S. GAAP do not include deferred employee profit sharing due that there is no amount to be booked.

Under MexFRS, beginning January 1, 2007, current ESPS is recorded within other expenses, net. In prior years, such effects were presented as equivalents to income tax. The Company’s income statement for the year ended December 31, 2006 under MexFRS was reclassified to comply with the presentation rules required in 2007. Under U.S. GAAP, ESPS is classified as selling, general and administrative expenses.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)
Severance indemnities

As described in Note 2 x) (b), on January 1, 2008, the Company adopted MexFRS D-3 “Labor Obligations”. This MexFRS requires among other things, that employee benefits should be classified in four main categories; direct short-term and long term, termination and post-employment benefits. MexFRS D-3 establishes a maximum five-year period for amortizing unrecognized/unamortized items while actuarial gains or losses may be recognized as earned or incurred. Unlike termination benefits, post-employment benefits actuarial gains or losses may be immediately recognized in results of operations or amortized over the expected service life of the employees.

Under U.S. GAAP, SFAS No. 112, "Employers' Accounting for Post-employment Benefits" required that a liability for certain termination benefits provided under an ongoing benefit arrangement such as statutorily mandated severance indemnities should be recognized in results of operations when the employers’ obligations relates to rendered services, the likelihood of future settlement is probable and the liability can be reasonably estimated. Therefore, as of December 31, 2006, 2007 and 2008, the amounts of past service cost amortized under MexFRS were Ps (20,691), Ps (2,507) and Ps 4,828, respectively. Such amounts have been reversed for U.S. GAAP since these amounts had been already recognized in the results of operations under U.S. GAAP. These amounts were included in the U.S. GAAP reconciliation of income and equity.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106 and 132(R)”:

Due to the revision of MexFRS D-3, effective January 1, 2008, companies must now amortize transition obligations/benefits, unrecognized prior service costs/benefits and net gains and losses over a maximum period of 5 years. This change has resulted in an increase in net periodic pension cost under MexFRS which is being reversed for US GAAP purposes.

Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. Statement 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status reported on the balance sheet as of December 31, 2006, 2007 and 2008 under Statement 158 was measured as the difference between the fair value of plan assets and the projected benefit obligation on a plan-by-plan basis.

The components of the plan funded status that is reflected in the consolidated statement of financial position as of December 31, 2007 and 2008 are as follows:

	2007
	Pension plan		Seniority premium		Severance		Total
Projected benefit obligation	Ps	199,333	Ps	56,601	Ps	42,895	Ps	298,829
Market value of plan assets		(182,017)		-		-		(182,017)
Under-funded defined benefit plan liability	Ps	17,316	Ps	56,601	Ps	42,895	Ps	116,812

	2008
	Pension plan		Seniority premium		Severance		Total
Projected benefit obligation	Ps	177,339	Ps	59,085	Ps	44,810	Ps	281,234
Market value of plan assets		(188,814)		-		-		(188,814)
Under-funded defined benefit plan	Ps	(11,475)	Ps	59,085	Ps	44,810	Ps	92,420

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

Effects of inflation accounting on U.S. GAAP adjustments:

For the 2006 and 2007 reconciliation of net income between MexFRS and U.S. GAAP purposes, the Company recognized the effects of the inflation on adjustments described throughout this Note.

Goodwill:

Beginning January 1, 2005, due to the adoption of MexFRS B-7, goodwill is no longer amortized, but rather is subject to periodic impairment valuations.

For U.S. GAAP purposes, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” in 2002. Up to December 31, 2004, the Company recognized an accumulated effect (increase in equity) of Ps. 58,716 due to the reversal of amortization of goodwill recognized under MexFRS, restoring the goodwill amount in order to comply with, U.S. GAAP. In performing the yearly goodwill impairment test, the Company compares the estimated fair value to the carrying amount at the reporting unit level. If the carrying amount exceeds the fair value, a second step of the impairment test is required which involves the determination of the implicit fair value of the reporting unit by performing a hypothetical purchase price allocation. If the implicit value of the goodwill exceeds the carrying value, an impairment is recognized. The fair value of the reporting unit is estimated using the present value of future cash flow. In 2006, 2007 and 2008, the Company performed the required impairment tests of goodwill which did not result in any impairment charge.

Reporting comprehensive income:

For U.S. GAAP reconciliation purposes, the Company has adopted the SFAS No. 130, “Reporting Comprehensive Income”, which establishes rules for reporting and disclosure of comprehensive income and its components. Comprehensive income consists of current year net income (loss) plus (less) the change in stockholders’ equity resulting from transactions and other events and circumstances from non-owner sources. For the 2008, 2007 and 2006 fiscal years the components of comprehensive income are the net income (loss), the changes in fair value of the effective portion of derivative financial instruments, and the effect of labor obligation under SFAS 158.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

Impairment of long-lived assets:

Under US GAAP, an impairment test on long-lived assets requires a two-step process to determine the amount of any impairment loss to be recognized when events and circumstances indicated that the carrying amount may not be recoverable. The first step of this test requires the determination of whether the carrying amount of the long-lived asset is recoverable through the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). The second step requires the determination of the amount of impairment loss to be recognized by comparing the carrying amount of the asset (asset group) to its fair value. Mexican FRS does not require a two-step impairment evaluation process for long-lived assets but rather, a direct comparison is made of fair value to carrying value. No impairment losses on long-lived assets have been recorded in 2006, 2007 and 2008.

Valuation and Qualifying accounts:

		Balance at beginning of period	Charged to cost and expenses	Deductions	Balance at and of period
Allowance for
doubtful accounts	2008	$36,154	$7,637	$(15,471)	$28,320
	2007	$31,852	$8,791	$(4,489)	$36,154
	2006	$37,695	$15,858	$(21,701)	$31,852

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

Accounting for uncertainty in income taxes:

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No.109” (FIN 48).  On January 1, 2007, the Company adopted FIN 48, which clarifies the accounting for uncertain tax positions.  This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.  The adoption of FIN 48 on January 1, 2007 did not have any effect on the Company’s consolidated financial statements. The Company’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits, if and when required, as a component of other income (expense), in the consolidated statements of operations.

As of January 1, 2007 and for the years ended December 31, 2007 and 2008, the Company did not have any unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. The income tax returns of the Company and its Mexican subsidiaries remain subject to examination by the Mexican tax authorities for the tax years beginning in 2003.

Investment Securities:

All rights and obligations arising from primary investment securities are recognized on the balance sheet and the company classifies its investment securities depending on the purpose for which the securities were acquired: (i) held-to-maturity, (ii) trading, or (iii) available for sale. Investments in these instruments are reflected on the line-item “current primary investment securities within cash and investments”, denominated in Mexican peso and US dollar.

Trading securities, except held-to-maturity, are recorded at fair value, where peso-denominated debt securities are provided by local price vendors, while US-denominated debt securities are diversified. Held-to-maturity securities are reported at amortized cost. Changes in the carrying amounts of trading securities, including the related costs and yields are included under comprehensive financial results. Gains or losses arising from changes in the fair value of available-for-sale securities (less the corresponding yield and foreign exchange gain or loss, in the case of equity securities), as well as the related monetary position gain or loss, as applicable, are reported as a comprehensive income (loss) item within stockholders equity.   Furthermore, where evidence exists that a financial asset held-to-maturity shall not be recovered in full, the expected loss (impairment) is recognized in the statement of operations.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

At December 31, 2008, primary investments securities disclosed in note 10b with a maturity of more than three months that amount to Ps.468,003, and restricted cash amounting to Ps.223,921 are being reclassified for U.S. GAAP purposes from the line-item “cash and investment” to “investment securities” and “restricted cash”, respectively, within investing activities, since such investments and restricted cash do not meet the definition of cash equivalents according to SFAS 95. At December 31, 2007 there was no difference between book value and fair value on primary investment securities which amount to Ps 406,005.

Investment Securities:

Investments securities described in note 10b includes Ps 406,005 and Ps 468,003 in 2007 and 2008 respectively, with a maturity of more than 90 days which do not met the definition of cash equivalents according to SFASB 95, consequently such amounts are being presented within investing activities in the consolidated statement of cash flows.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

Due to the financial crisis experienced in most economies around the World, several securities were no longer traded actively in the financial markets, hence the Company decided to access SFAB 115 “Accounting for certain investment in debt and equity securities”; the Company transferred Commercial Paper classified as trading instrument into Held-To-Maturity category starting October 1, 2008. The portion of the unrealized holding gain or loss at the date of the transfer, which was already recognized in financial results, was not reversed. An impairment effect of $13,116 was immediately recognized in the Comprehensive Results within earnings considering that these non guaranteed debt securities will not recover their initial paid-in-value.

Derivative Financial Instruments and Risk Hedging Activities:

The Company accounts for derivatives and hedging activities in accordance with FASB Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires entities to recognize all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. For derivatives designated into qualified fair value hedging relationships, changes in the fair value are either offset through earnings against the change in fair value of the hedged item attributable to the risk being hedged or if a qualified cash flow hedging relationship is designated, effective portion changes on the fair value of the derivatives are recognized in accumulated other comprehensive income until the hedged item is recognized in earnings.

The Company enters into hedge transactions denominated in foreign currencies, buying and selling structures of options. None of these derivatives are designated in a hedging relationship, thus the changes in their fair values are recorded in financial results.

Relative to grain usage, the Company enters into derivative contracts designated as  hedges of either forecasted transactions (cash flow hedges) or firm commitments not ready recognized as assets or liabilities in the balance sheet (fair value hedges). However, derivatives not designated under a hedging relationship or which do not qualify under strict hedge accounting criteria, are accounted for as trading instruments with fair value changes taken within earnings.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

For all qualifying hedging relationships, the Company formally designates the hedging relationship, including its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness.

For derivative instruments that are designated and qualify under the cash-flow hedge accounting model, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects operations, in the case of grain prices, this is taken within cost of good sold. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in comprehensive financial results within current earnings.

For derivative instruments that are designated and qualify for a hedge relationship under the fair value hedge accounting model, the Company recognizes the changes in fair value of the derivative directly in earnings, as well as the changes in fair value attributable to the hedged risk of the hedged item.

The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting changes in fair value or in the cash flows of the hedged item, or if the derivative expires or is sold, terminated, or exercised, or if the derivative is dedesignated as a hedging instrument because it is unlikely that a forecasted transaction will occur, or if management determines that designation of the derivative as a hedging instrument is no longer appropriate.

In all situations in which hedge accounting is discontinued and the derivative is retained, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value within earnings. When it is probable that a forecasted transaction will not occur, the Company discontinues hedge accounting and recognizes immediately in earnings gains and losses that were accumulated in other comprehensive income.

Derivative Financial Instruments and Risk Hedging Activities:

As of December 31, 2008, the Company used commodity derivatives to manage its exposure to commodity price, also foreign exchange rate derivatives were entered into. The Company does not enter into derivative instruments for any purpose other than hedging its exposure to these commodity prices and foreign currency exchange rate fluctuations, however, derivatives that did not qualify for hedge accounting were accounted as trading instruments.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

By using derivative financial instruments to hedge exposures to changes in commodity and exchange rate prices, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, the Company is not exposed to the counterparty’s credit risk in those circumstances.

The Company maintains a commodity-price-risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity-price volatility. The manufacturing of the Company’s products requires a significant volume of grains. Price fluctuations in the grains cause market values of grains inventory to differ from its cost and cause the actual purchase price of the grains to differ from the anticipated price.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

As of December 31, 2008, the Company has periodically entered into grain futures and options on futures (F&O) contracts traded at the CBOT (Chicago Board of Trade) through New Edge, a F&O broker on behalf of the Company, as to economically hedge a portion of its anticipated purchases of grains, against the price risk associated with fluctuations in market prices. These F&O were not designated into hedge relationships, thus changes in its market value is recognized directly in comprehensive financial result.

Also, the Company has entered into options on futures of corn, as to hedge the downward changes in the prices of grains, such as corn and sorghum, when the pricing of these is fixed through firm commitments, based on a Mexican Government sponsored program named “Agricultura por Contrato” managed by ASERCA (Apoyos y Servicios a la Comercialización Agropecuaria), a governmental entity ascribed to Mexico’s Secretary of Farming and Agriculture (SAGARPA, Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación). This program basically represents a subsidy to the Company, through which, a commodities-related price hedging program scheme is offered to both farmers and agro-business entities such as the Company. The ASERCA program has two participating modalities: (i) 0% of the payment of the option’s premium and 100% of the benefit with a 60% discount on the amount of the initial premium, or (ii) a 50% of the payment of the option’s premium, and 100% of the benefit in the payment of the premium of the bought options.

Also, in this program ASERCA plays the role of the intermediary between the Company and the CBOT, but stands as the counterparty. These are put options on futures listed at the CBOT and are designated into fair value hedging relationships. The changes in the fair value of these options and the fair value of the hedged item (firm commitments) are recognized in comprehensive financial result. Changes in the fair value of the hedged item attributable to the hedge risk, that were recognized within consolidated balance sheet during the hedging relationship, are subsequently  reclassified as hedge adjustments to cost of goods sold when the related inventory layer affects state of operations.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

As of December 31, 2008, the Company had entered into structures of foreign currency exchange rate derivatives, traded with the following financial institutions: Banco Nacional de México, Merrill Lynch Capital Services and Barclays Bank PLC. These structured derivatives were not designated into hedging relationship, hence changes in the fair value for these instruments were recognized within comprehensive financial results. Likewise, the Company did entered into over-the-counter (OTC) grain derivatives with Cargill Incorporated, which were not designated into a hedging relationship and in consequence, the changes in its fair value were also recognized within comprehensive financial results.

As of December 31, 2008, the Company had not established any current hedging relationship under the cash flow hedge model, hence there is no derivatives effect in other comprehensive income as of this date.

Fair Value Measurements and the Fair Value Option of Financial Instruments:

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

When feaseble, the Company uses quoted market prices to determine fair values. Where quoted market prices are not available, the fair value is internally derived based upon valuation methodologies with respect to the amount and timing of future cash flows and estimated discount rates adjusted for both counterparty and entity’s own risk. However, considerable judgment is required in interpreting market data to develop estimates of fair value, so the estimates including both counterparty and entity’s own risk adjustment, are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange, but those are proxy estimates. The effect of using different market assumptions or estimation methodologies could be material to the estimated fair values. Fair value information presented herein is based on information available as of December 31, 2008 and 2007. Fair values vary from period to period based on changes in a wide range of risk factors, including interest rates, credit quality, and market perceptions of value and as existing assets and liabilities run off and new transactions are entered into.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash, trade accounts receivable, other account receivables, other assets (nonderivatives), trade accounts payable, due to affiliated company, and accrued expenses (nonderivatives): The carrying amounts, at face value or cost plus accrued interest, reported in the consolidated balance sheets equal or approximate fair values, due to the short maturity of these instruments.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

Investment securities: The Company classifies its investment securities depending on the purpose for which the securities were acquired, its holding period objective and the Company’s ability to hold them until maturity as either: (i) trading, (ii) held-to-maturity or (iii) available for sale. Trading securities, are recognized at fair value, determined by using quoted market prices multiplied by the quantity held when quoted market prices are available. Held-to-maturity securities are reported at amortized cost.

Futures and Options on Futures of Grains: Exchange listed futures and options on futures are valued using the closing (settlement) price observed at the CBOT on the last business day of the year.

Currency exchange rate options: The fair value of these over-the-counter options is determined using option pricing models that value the potential for the option to become “in the money” through changes in currency exchange rate prices during the remaining term of the derivative. Inputs to that option pricing model reflect observable market data, including implied volatility determined by reference to exchange traded options on futures.

Interest rate swaps and cross currency swaps: The fair value of these derivatives is estimated calculating the expected future cash flows at present value for both “legs”, paying and receiving, to define the difference between them as the fair value.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

Note payables to banks, long and short term debt: The fair value of the Company’s long-term debt is measured using quoted offered-side prices when quoted market prices are available. If quoted market prices are not available, the fair value is determined by discounting the future cash flows of each instrument at rates that reflect, among other things, market interest rates and the Company’s credit standing. In determining an appropriate spread to reflect its credit standing, the Company considers credit default swap spreads, bond yields of other long-term debt offered by the Company, and interest rates currently offered to the Company for similar debt instruments of comparable maturities by the Company’s bankers as well as other banks that regularly compete to provide financing to the Company.

In accordance to Statement 107 “Disclosures about Fair Value of Financial Instruments”, the following table presents both the carrying and estimated fair value of assets and liabilities considered financial instruments under this Statement. Others items like short and long term debt not carried and recognized originally at fair value are also presented in the table at its fair value. The disclosure excludes leases, pension and benefit obligations, and insurance policy reserve. Also as required, the disclosures excludes the effect of taxes, any premium or discount that could result from offering for sale at one time the entire holdings of a particular instrument, excess fair value associated with deposit with no fixed maturity and other expenses that would be incurred in a market transaction.

According to the Statement 107, certain items are excluded from this table, such as receivables and payables that arises from the ordinary course of business.

	2007				2008
	Carrying amount		Fair value		Carrying amount		Fair value
Cash	Ps	221,539	Ps	221,539	Ps	228,589	Ps	228,589
Investment Securities		2,818,337		2,818,337		1,510,438		1,510,438

Short term debt		(58,844)		(58,844)		(234,235)		(279,262)
Long term debt		(50,757)		(50,757)		(391,657)		(345,474)

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

Fair Value Hierarchy:

In September, 2006, the Financial Accounting Standards Boards (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157”), which defines fair value, establishes a framework for the measurement of fair value and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFASB No. 157 was effective for fiscal years beginning after November 15, 2007. However, in February 2008, the FASB issued FAS 157-2 which delays the effective date of SFAS no. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

The Company adopted Statement 157 on January 1, 2008, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis, it did not have a material impact on our financial position and results of operations. Statement 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•
Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•
Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Assets and liabilities utilizing Level 2 inputs include investment securities that are not actively traded and derivative contracts.

•	Level 3 inputs for the asset or liability are unobservable and significant to the overall fair value measurement.

The hierarchy requires the use of observable market data when available. In the case of investment securities, the instruments are classified in Level 2. The CBOT derivatives (counterparties New Edge and ASERCA) are classified in Level 1. Currency options and OTC grain derivatives (Cargill) are classified in Level 2.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

The following fair value hierarchy table presents assets and liabilities that are measured at fair value on a recurring basis at December 31, 2008 (including only items that are required to be measured at fair value, items for which the fair value option could be elected, are not presented due that the Company did not elect the Fair Value Option):

	Total asset/ liabilities at Fair Value	Quoted prices in active markets for identical assets (Level1)	Significant other observable inputs (Level2)	Significant Unobservable Inputs (Level3)
Assets:
Primary investment securities	1,510,438	-	1,510,438	-
Derivative instruments	125,261	125,261	-	-

Total	1,635,699	125,261	1,510,438	-

Liabilities:
Derivative instruments	(886,272)	(39,595)	(846,677)	-

Total	(886,272)	(39,595)	(846,677)	-

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

Fair Value Option

Statement 159 “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement 115” provides entities with an option to measure many financial instruments and certain other items at fair value. Under Statement 159, unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each reporting period.  This fair value option must be applied on an instrument-by-instrument basis with changes in fair value reported in earnings. After initial adoption, the election can be made at the acquisition of an eligible financial asset, financial liability, or firm commitment or when certain specified reconsideration events occur. The fair value election may not be revoked once an election is made. The adoption of Statement 159 did not have an impact to the Company’s financial position and results of operations, as the Company did not elect the fair value option for eligible items.

Recently Issued Accounting Standards:

In December 2007, the FASB issued FASB Statement No. 141(R), “Business Combination”, and FASB Statement No. 160, “Noncontrolling Interest in Consolidated Financial Statements” –an amendment to ARB No. 51. Statement 141(R) and 160 require most identifiable assets, liabilities, noncontrolling interest and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interest (previously referred to as minority interest) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders.  Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited.  Statement 141(R) will be applied to business combination occurring after the effective date.  Statement 160 will be applied prospectively to all noncontrolling interest, including any that arose before the effective date.  As described in Note 2 a), most of the Company’s subsidiaries are wholly owned, so the adoption of Statement 160 is not expected to have a material impact on its financial position and results of operations.  The Company is currently evaluating the impact of adopting Statement 141(R) on its financial position and results of operations.

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities” –an amendment of FASB Statement No. 133.  Statement 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. Statement 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of Statement 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows.  Statement 161 is effective for fiscal years and interim periods beginning after November 15, 2008.  The Company is currently evaluating the impact of Statement 161 on the disclosures about its hedging activities and use of derivatives.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact, if any, of adopting FSP FAS 142-3 on its financial position and results of operations.

In December 2008, the FASB Issued FASB Staff Position FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”. FPS FAS 132(R) -1 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan.  FSP FAS 132(R)-1 also includes a technical amendment to FASB Statement No. 132(R), effective immediately, which requires nonpublic entities to disclose net periodic benefit cost for each annual period for which a statement of income is presented. The disclosures about plan assets required by FSP FAS 132(R)-1 most be provided for fiscal years ending after December 15, 2009.  The Company is currently evaluating the impact of the FSP on its disclosures about plan assets.

In May 2009 the FASB issued SFAS No. 165, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 becomes effective to interim or annual financial periods ending after June 15, 2009. We do not expect any material impact from adoption of SFAS 165 on our consolidated financial position or results of operations since we already evaluate events or transactions that may affect recognition or disclosure in the financial statements.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets – an amendment of Statement No. 140”, which improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. We are currently evaluating the impact of adoption of SFAS 166 on our consolidated financial position or results of operations.

Business and credit concentrations:

The Company’s products are sold to a large number of customers without significant concentration with any of them; likewise, there is no significant supplier concentration.

Summary of adjustments to reconcile MexFRS and U.S. GAAP:

The following is a summary of net income, (loss) adjusted to take into account certain material differences between MexFRS and U.S. GAAP.

	Years ended December 31,
	2006		2007		2008
Net income (loss) as reported under MexFRS	Ps	907,129	Ps	1,272,226	Ps	(886,037)
Adjustments to reconcile net income (loss) to U.S. GAAP:
Biological assets and agricultural products valuation at fair value		(10,879)		(10,882)		(16,358)
Interest cost capitalized		8,692		6,885		-
Depreciation of capitalized interest		(3,479)		(3,913)		(3,683)
Severance indemnities		(20,691)		(2,507)		4,828
Pensions and retirement plans		-		-		3,802
Deferred income tax on US AAP adjustments		15,128		1,310		(15,116)
Effect of inflation accounting on U.S. GAAP adjustments		613		49		-
Fair value credit valuation adjustment effect		-		-		31,852
Additional deferred income tax liability		-		-		4,354
Minority interest		(943)		(1,285)		6,989
Net income (loss) under U.S. GAAP	Ps	895,570	Ps	1,261,883	Ps	(869,369)
Weighted average number of shares outstanding (thousands)		599,571		600,000		600,000
Net income (loss) per basic and diluted share	Ps	1.49	Ps	2.10		(1.45)

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Thousands of Mexican pesos note 2x,
except per share amounts)

Classification differences:

There are certain other classification differences between MexFRS and U.S. GAAP, which are as follows:

-	Employee statutory profit sharing expenses are classified as other expenses for MexFRS and as selling, general and administrative expenses for U.S. GAAP.

-	Tax incentives are presented as other income for MexFRS and as income taxes for U.S. GAAP.

The reconciliation of the stockholders’ equity between MexFRS and U.S. GAAP is as follows:

	Years ended December 31
	2007		2008
Majority stockholders' equity as reported under MexFRS	Ps	15,080,378	Ps	14,039,620
Adjustments to reconcile majority stockholders’ equity to U.S. GAAP:

Biological assets and agricultural products valuation at fair value		(95,384)		(111,742)
Accumulated differences between the financing cost capitalized for MexFRS and U.S. GAAP purposes		94,481		94,481
Accumulated depreciation on capitalized interest		(20,595)		(24,278)
Severance cost		(23,198)		(18,370)
Pensions and labor liabilities		(31,735)		6,641
Reversal of accumulated amortization of goodwill		58,716		58,716
Deferred income taxes on U.S. GAAP adjustments		9,086		(6,030)
Additional deferred income tax liability		-		(284,226)
Fair value credit valuation adjustment effect		-		31,852
Majority stockholders’ equity as reported under U.S. GAAP	Ps	15,071,749	Ps	13,786,664

The effects of the above adjustments do not have any impact on minority interest.

(Continued)

The consolidated statements of stockholders’ equity in accordance with U.S. GAAP is as follows:

	Capital stock		Additional Paid in-capital		Reserve for repurchase of shares		Retained earnings		Accumulated Other comprehensive income		Comprehensive income		Total stockholders’ equity
Balances at December 31, 2005		2,294,682		726,070		159,455		14,128,603		(3,809,337)				13,499,473
Sales of repurchased shares		245		17,604		-		-		-		-		17,849
Cash dividends paid		-		-		-		(378,075)		-		-		(378,075)
SFAS 158 adoption		-		-		-		-		(36,454)		-		(36,454)
Comprehensive income:
Net income for the year		-		-		-		895,570		-		895,570		895,570
Components of other comprehensive income:
Deficit from restatement of stockholders’ equity		-		-		-		-		-		(40,288)		(40,288)
Derivative financial instruments		-		-		-		-		-		92,744		92,744
Minimum labor obligations liability adjustment		-		-		-		-		-		2,420		2,420
Other comprehensive income, net of taxes										54,876		54,876
Comprehensive income											Ps	950,446
Balance at December 31, 2006		2,294,927		743,674		159,455		14,646,098		(3,790,915)				14,053,239
Cash dividends paid		-		-		-		(363,708)		-		-		(363,708)
Comprehensive income:
Net income for the year		-		-		-		1,261,883		-		1,261,883		1,261,883
Components of other comprehensive income:
Deficit from restatement of stockholders’ equity		-		-		-		-		-		18,661		18,661
Derivative financial instruments		-		-		-		-		-		98,552		98,552
Other comprehensive income SFAS 158 effect		-		-		-		-		-		3,122		3,122
Other comprehensive income, net of taxes										120,335		120,335
Comprehensive income											Ps	1,382,218
Balance at December 31, 2007	Ps	2,294,927	Ps	743,674	Ps	159,455	Ps	15,544,273	Ps	(3,670,580)			Ps	15,071,749
Cash dividends paid		-		-		-		(353,880)		-		-		(353,880)
Comprehensive income (loss):
Net loss for the year		-		-		-		(869,369)		-		(869,369)		(869,369)
Components of other comprehensive income:
Deficit from holding of non monetary assets		-		-		-		(3,735,254)		3,735,254				-
Derivative financial instruments (net of deferred income tax effect of $23,204)		-		-		-				-		(98,922)		(98,922)
Other comprehensive income SFAS 158 effect		-		-		-				-		37,086		37,086
Other comprehensive loss, net of taxes										(61,836)		(61,836)
Comprehensive loss											Ps	(931,205)
Balance at December 31, 2008	Ps	2,294,927	Ps	743,674	Ps	159,455	Ps	10,585,770	Ps	2,838			Ps	13,786,664