Form 20-F
period 2009-12-31
Industrias Bachoco S.A.B. de C.V.
filed 2010-06-29
CIK 1044896

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
Celaya, Guanajuato, Mexico.
(Address of principal executive offices)

Daniel Salazar Ferrer
Avenida Tecnológico No. 401
Ciudad Industrial C.P. 38010
Celaya, Guanajuato, Mexico
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

Yes ☐ No ☐

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

Yes ☐ No ☐

TABLE OF CONTENTS

D.	Employees	49

E.	Share Ownership	49

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS	49
A.	Major Shareholders	49

B.	Related Party Transactions	50

C.	Interests of Experts and Counsel	51

ITEM 8.	FINANCIAL INFORMATION	51
A.	Consolidated Statements and Other Financial Information	51

B.	Significant Changes	52

ITEM 9.	THE OFFER AND LISTING	53
A.	Offer and Listing Details	53

B.	Plan of Distribution	54

C.	Markets	54

D.	Selling Shareholders	56

E.	Dilution	56

F.	Expenses of the Issue	56

ITEM 10.	ADDITIONAL INFORMATION	56
A.	Share Capital	56

B.	Memorandum and Articles of Association	56

C.	Material Contracts	65

D.	Exchange Controls	65

E.	Taxation	65

F.	Dividends and Paying Agents	71

G.	Statement by Experts	71

H.	Documents on Display	71

I.	Subsidiary Information	71

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	71

v

Industrias Bachoco, S.A.B. de C.V. is a holding company with no operations other than holding the stock of its subsidiaries. During an extraordinary stockholders’ meeting held on November 23, 2007, our shareholders approved our name change from Industrias Bachoco S.A. de C.V. to Industrias Bachoco, S.A.B. de C.V., by operation of law and amended article one of our bylaws. Our principal operating subsidiary is Bachoco, S.A. de C.V. (“BSACV”), which owns the principal operating assets of Industrias Bachoco, S.A.B. de C.V. and accounted for 91.9% of consolidated total assets on December 31, 2009. References herein to “Bachoco,” “we,” “us,” “our,” “its” or the “Company” are, unless the context requires otherwise, to Industrias Bachoco, S.A.B. de C.V. and its consolidated subsidiaries as a whole.

We are incorporated under the laws of the United Mexican States (“Mexico”), and all of our operations are in Mexico. Our principal executive offices are located at Avenida Tecnológico No. 401, Ciudad Industrial C.P. 38010, Celaya, Guanajuato, Mexico, and our telephone number is +52 -461- 618-3555.

Presentation of Information

We publish our financial statements in Mexican pesos and present our financial statements in accordance with Mexican Financial Reporting Standards (“Mexican FRS”) in effect as of the balance sheet date and include the recognition of the effects of inflation on the financial information through December 31, 2007, based on the Mexican National Consumer Price Index (NCPI) published by Banco de Mexico (the “Central Bank”).

Mexican FRS B-10 supersedes Bulletin B-10 "Recognition of the effects of inflation on the financial information" and its five amendment documents as well as the related circulars and Interpretation of Financial Reporting Standards 2. The principal considerations established by this FRS are:

Recognition of the effects of inflation – An entity operates in (a) an inflationary economic environment when cumulative inflation over the immediately preceding 3-year period is equal to or greater than 26.0%; and (b) a non-inflationary economic environment, when inflation over the aforementioned period is less than 26.0%. For more detail, see Note 2-c in our Audited Consolidated Financial Statements.

With respect to (a) above, similarly to the superseded Bulletin B-10, the comprehensive recognition of the effects of inflation is required. For case (b), the effects of inflation are not recognized; however, at the effective date of this FRS and when an entity ceases to operate in an inflationary economic environment, the restatement effects determined through the last period in which the entity operated in an inflationary economic environment (in our case 2007), must be kept and shall be reclassified on the same date and using the same procedure as that of the corresponding assets, liabilities and stockholders' equity. Should the entity once more operate in an inflationary economic environment, the cumulative effects of inflation not recognized in the periods where the environment was deemed to be non-inflationary should be recognized retrospectively.

Except as otherwise indicated, all data in the financial statements included below in Item 18 (which together with the attached notes constitute the “Audited Consolidated Financial Statements”) and the selected financial information included throughout this Form 20-F (this “Annual Report”) have been presented in nominal pesos for the years 2009 and 2008 and in constant pesos as of December 31, 2007 for the years 2007 - 2005.

Mexican FRS differs in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). For a discussion of certain significant differences between Mexican FRS and U.S. GAAP as they apply to us, together with a reconciliation of consolidated operating income, consolidated net income, consolidated stockholders’ equity to U.S. GAAP, and a consolidated statement of cash flows under U.S. GAAP, see Note 21 to the Audited Consolidated Financial Statements. The effect of price-level restatement under Mexican FRS has not been reversed in the reconciliation to U.S. GAAP. See Note 21 to the Audited Consolidated Financial Statements.

References herein to “U.S. dollars,” “U.S.$” or “$” are to the lawful currency of the United States of America. References herein to “pesos” or “Ps.” are to the lawful currency of Mexico. This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps.13.08 to U.S.$1.00, the exchange rate on December 31, 2009.

As used herein, the term “tonnes” refers to metric tons of 1,000 kilograms (equal to 2,204.6 pounds) and the term “billion” refers to one thousand million (1,000,000,000). One square meter is equivalent to 10.764 square feet.

Market Data

This Annual Report contains certain statistical information regarding the Mexican chicken, beef, egg, balanced feed (or “feed”), turkey and swine markets and our market share. We have obtained this information from a variety of sources, including the producers’ associations Unión Nacional de Avicultores (the National Poultry Union or the “UNA”), Consejo Nacional Agropecuario (the National Agricultural Council or “CNA”); Consejo Mexicano de Porcicultura (the Mexican Pork Council or  “CMP”), as well as Banco de Mexico (the Central Bank), Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentos (“Ministry of Agriculture, Livestock, Rural Development, Fishing and Food” or “SAGARPA”) and publications of the U.S. Department of Agriculture (“USDA”). The producers’ associations rely principally on data provided by their members. Information for which no source is cited was prepared by us on the basis of our knowledge of the Mexican chicken, egg, feed, turkey and swine markets and the wide variety of information available regarding these markets. The methodology and terminology used by different sources are not always consistent, and data from different sources are not readily comparable.

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

Forward-looking statements involve inherent risks and uncertainties, and a number of unexpected changes could cause actual results to deviate from our plans, objectives, expectations, estimates and intentions. We recognize that the accuracy of our predictions and our ability to follow through on our intentions depend on factors beyond our control. The potential risks are many and varied, but include unexpected changes in: economic, weather and political conditions; raw material prices; competitive conditions; and demand for chicken, eggs, turkey, balanced feed and swine.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

A.	Selected Financial Data

The financial information set forth below is derived from Bachoco’s Audited Consolidated Financial Statements, which are included in Item 18. In this disclosure, we explain the figures and year-to-year changes in our Audited Consolidated Financial Statements.

In preparing the Audited Consolidated Financial Statements, we followed Mexican FRS, which differ in certain respects from U.S. GAAP. Note 21 to the Audited Consolidated Financial Statements provides a description of the main differences between Mexican FRS and U.S. GAAP as they apply to us; a reconciliation from Mexican FRS to U.S. GAAP of total stockholders’ equity, net income, and a condensed statement of cash flows under U.S. GAAP as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007. Our financial statements were prepared pursuant to Bulletin B-10, as superseded by Mexican FRS B-10, as well as Bulletin B-12, as superseded by Mexican FRS B-2, both issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (the “Mexican Board for Research and Development of Financial Reporting Standards” or “CINIF”). See the summary on Mexican FRS B-10 in “Presentation of information” above.

Except as otherwise indicated, all data in the Audited Consolidated Financial Statements included below in Item 18 and the selected financial information included throughout this Form 20-F (this “Annual Report”) have been presented in nominal pesos for the years 2009 and 2008 and in constant pesos as of December 31, 2007 for the years 2005 - 2007. The effects of this price-level restatement under Mexican FRS have not been reversed in the reconciliation of Mexican FRS to U.S. GAAP. See Note 21 to the Audited Consolidated Financial Statements.

As of January 1, 2008, a new financial reporting standard came into effect, which eliminates the recognition of inflationary effects in our financial information. Consequently, financial information corresponding to periods prior to December 31, 2007 is expressed in millions of Mexican Pesos with purchasing power as of December 31, 2007, while the financial information for December 31, 2009 and 2008, is stated in millions of nominal Mexican Pesos.

	As of and for the year ended December 31,
	2005		2006		2007		2008		2009		2009(2)
Income Statement Data	in millions of constant pesos as of December 31, 2007 for years 2005 – 2007 and in millions of nominal pesos for years 2009 and 2008(1)										In millions of U.S. dollars(1)

Mexican FRS:
Net revenues	Ps.	15,617.7	Ps.	15,551.0	Ps.	18,219.6	Ps.	20,125.3	Ps.	23,262.9	1,778.5
Cost of sales		11,234.2		12,053.0		14,477.9		17,482.5		19,326.8	1,477.6
Gross profit		4,383.5		3,498.0		3,741.8		2,642.9		3,936.1	300.9
Operating income		2,378.1		1,425.4		1,496.3		230.1		1,413.8	108.1
Comprehensive financing income (loss)		(74.0)		61.4		19.1		(1,369.2)		(133.2)	(10.2)
Net controlling interest income (loss)		1,908.4		906.2		1,270.9		(879.0)		797.6	61.0
Net consolidated income (loss) per Share(3)		3.2		1.5		2.1		(1.5)		1.3	0.1
Net consolidated income (loss) per ADS(4)		38.2		18.1		25.4		(17.5)		16.0	1.2
Dividends per Share(5)		0.44		0.61		0.59		0.59		0.42	0.03
Weighted average Shares outstanding (thousands)		599,694		599,571		600,000		600,000		599,946	599,946

U.S. GAAP:
Net revenues	Ps.	15,617.7	Ps.	15,551.0	Ps.	18,219.6	Ps.	20,125.3	Ps.	23,262.9	1,778.5
Operating income		2,356.0		1,395.7		1,481.0		185.6		1,391.0	106.3
Majority net income (loss)		1,893.3		895.6		1,261.9		(869.4)		787.0	60.2

Statement of Financial Position Data
Mexican FRS:
Cash and cash equivalents	Ps.	3,419.9	Ps.	3,583.9	Ps.	3,039.9	Ps.	1,998.2	Ps.	2,551.0	195.0
Total assets		16,530.9		17,559.2		19,116.4		19,455.0		19,877.9	1,519.7
Short-term debt(6)		100.0		9.8		58.8		234.2		591.9	45.2
Long-term debt		56.0		35.5		50.8		391.7		372.0	28.4
Total stockholders’ equity		13,502.7		14,102.9		15,127.2		14,079.4		14,638.5	1,119.1
Capital Stock		2,294.6		2,294.9		2,294.9		2,294.9		2,294.9	175.5

U.S. GAAP:
Total controlling interest equity		13,499.0		14,053.2		15,071.7		13,786.7		14,329.2	1,095.5

Selected Operating Data
Sales volume (thousands of tonnes):
Chicken		773.0		773.7		837.2		878.1		918.1
Eggs		140.6		143.4		147.8		143.6		143.4
Swine and Others		9.6		8.9		16.1		18.8		19.0
Balanced Feed		389.6		484.4		438.8		370.7		337.9
Margins (Mexican FRS)
Gross margin (%)		28.1%		22.5%		20.5%		13.1%		16.9%
Operating margin (%)		15.2%		9.2%		8.2%		1.1%		6.1%
Consolidated net margin (%)		12.2%		5.8%		7.0%		(4.4)%		3.5%

Total employees		20,432		21,035		23,088		23,248		24,065
(1)  Except per share and per ADS amounts and operating data.
(2)  Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps.13.08 per U.S. dollar.
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

Exchange Rates

During 2005, the Mexican peso was volatile, mainly at the beginning and at the end of the year, and trended towards appreciation with respect to the U.S. dollar.  At the end of 2005, the Mexican peso finished stronger against the U.S. dollar.

During 2006, the Mexican economy showed signs of stability with an annual inflation rate of 4.1%. After showing volatility during the first part of the year, the Mexican peso showed a reasonably stable peso-dollar exchange rate with a final depreciation of 1.6%, compared with the exchange rate at the end of 2005.

In 2007, the Mexican economy was stable overall, with an annual inflation rate of 3.8%, while the peso-dollar exchange rate at year-end depreciated by 1.1% with respect to December 31, 2006.

In 2008, the Mexican economy suffered a sharp slowdown and ended the year with an inflation rate of 6.5%.  The exchange rate of the peso against the U.S. dollar was highly volatile.  While during the first half of the year, the Mexican peso strengthened its position with respect to the U.S. dollar, the Mexican peso experienced a steep depreciation during the second half of the year and the peso-dollar exchange rate at year-end had depreciated by 21.0% with respect to December 31, 2007.

During 2009, the Mexican economy continued to be affected by the global economic crisis, ending the year with an inflation rate of 3.57%.  However, although the Mexican peso-dollar exchange rate depreciated during the first half of 2009, the peso stabilized and strengthened its position in the second half of 2009, leading the Mexican peso-dollar exchange rate to appreciate 5.4% in 2009 with respect to the exchange rate in effect on December 31, 2008.

The following table sets forth for the periods indicated the high, low, average and year-end exchange rates for the purchase and sale of U.S. dollars (presented in each case as the average between such purchase and sale rates):

	Exchange Rate(1) (in current pesos per U.S. dollar)
Year Ended December 31,	High	Low	Average(2)	Year End
2005	11.41	10.41	10.89	10.63
2006	11.46	10.43	10.91	10.80
2007	11.27	10.67	10.93	10.92
2008	13.94	9.92	11.14	13.83
2009	15.41	12.63	13.50	13.08
(1)	The exchange rates are the noon buying rates in New York City for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”).
(2)	Average of month-end rates for each period shown.

	Exchange Rate(1) (in current pesos per U.S. dollar)
Period	High	Low
December 2009	13.08	12.63
January 2010	13.03	12.65
February 2010	13.19	12.76
March 2010	12.74	12.30
April 2010	12.41	12.16
May 2010	13.14	12.27
(1)	The exchange rates are the noon buying rates in New York City for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York.

On June 14, 2010, the exchange rate for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York was Ps.12.54 per $1.00 U.S. dollar.

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not Applicable

D.	Risk Factors

Risks Relating to Mexico, Other Emerging Market Countries and the U.S. Economy

Mexico has experienced adverse economic conditions

If the Mexican economy experiences decreased output in a recession, or if inflation or interest rates significantly increase, consumers may not be able to purchase our products.  These and other effects could have adverse consequences on our business, financial condition and results of operations.

The chart below includes Mexican gross domestic product (“GDP”) and Inflation Rate data from 2005-2009, as provided by the Central Bank.

Period	GDP	Inflation Rate
2005	3.0%	3.33%
2006	4.8%	4.05%
2007	3.3%	3.80%
2008	1.3%	6.50%
2009	-6.5%	3.57%

Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our financial condition and results of operations

The single largest component of our cost of sales, our feed, is comprised partially of ingredients we purchase from the United States, where prices are denominated in U.S. dollars.  In addition, the prices of ingredients we purchase in Mexico may be influenced by U.S. commodity markets.  Therefore, should the peso fall relative to the U.S. dollar, the cost of our operations, some accounts payable due and our debt payments would increase. Any future depreciation or devaluation of the peso may result in further net foreign exchange losses.

•	In 2005, the Mexican peso appreciated with respect to the U.S. dollar by 4.9% at the end of the year and the average value of the Mexican peso was 3.6% higher.

•
In 2006, the Mexican peso was reasonably stable in its peso-dollar exchange rate with a final depreciation of 1.6%, compared to the end of 2005.  The average value of the Mexican peso was 0.1% lower than the average of 2005.

•
In 2007, the Mexican peso remained reasonably stable in its peso-dollar exchange rate.  According to the U.S. Federal Reserve Bank, the peso depreciated with respect to the U.S. dollar by 1.1% at year-end.  The average value of the Mexican peso was 0.2% lower than the average of 2006.

•
In 2008, the Mexican peso was highly volatile during the year in its peso-dollar exchange rate with a final depreciation of 21.0%, compared to the end of 2007.  The average value of the Mexican peso was 1.9% lower than the average in 2007.

•
In 2009, the Mexican peso experienced greater stability during the second half of the year in its peso-dollar exchange rate, with a final appreciation of 5.4%, compared to the end of 2008. The average value of the Mexican peso was 17.4% lower than the average in 2008.

The Company uses financial instruments to counter financial risks on the exchange rate of the Mexican peso versus the U.S. dollar; a drastic change in the exchange rate could have an adverse impact on the financial position of the Company.

Severe devaluation or depreciation of the peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars for the purpose of making timely payments of interest and principal on our indebtedness and some accounts payable.  While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future.  Currency fluctuations will probably continue to affect our revenues and expenses.

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

High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations

According to the Central Bank, the average interest rates on 28-day Mexican treasury bills, or Cetes, was 9.2%, 7.2% , 7.2%, 7.6%  and 5.4% during 2005, 2006, 2007, 2008 and 2009, respectively.  On June 14, 2010, the 28-day Cetes rate was 4.6%.  High interest rates in Mexico could adversely affect our costs.  Our earnings may also be affected by changes in interest rates due to the impact those changes have on our variable-rate debt instruments and may benefit from the interest we earn in our cash balance.

Political events in Mexico could affect Mexican economic policy and our operations

Felipe Calderón was elected as President of Mexico in July of 2006.  President Calderón’s party, the Partido Acción Nacional, or PAN, obtained a plurality of the seats in the Mexican Congress after the election; no party succeeded in securing a majority in either chamber of the Mexican Congress.  The absence of a clear majority by a single party and the lack of alignment between the president-elect and the legislature have continued following the 2009 Congressional election.  This situation may result in government gridlock and political uncertainty, which could have an adverse effect on our business, financial position and results of operations.  We cannot provide any assurance that future political developments in Mexico over which we have no control will not have an adverse effect on our financial position or results of operations.

Developments in other emerging market countries may adversely affect our business or the market price of our securities

The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries.  Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers.  We cannot assure you that the market value of our securities will not be adversely affected by events elsewhere, especially in emerging markets.

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

In particular, corn prices began to decline in comparison with previous years by the end of 2008.  In 2009, such prices were lower and more stable.

We can offer no assurance that corn and soybean meal prices will not continue to experience strong volatility in the future.  If such prices begin to increase again, our profits could be adversely affected.

The Company uses financial instruments to counter financial risks as protection against adverse fluctuations in the prices of corn and soybean.  A drastic change in grain prices could have an adverse impact on the financial position of the Company.

Our operations depend on raising animals and meat processing, which are subject to risks such as diseases, contamination, adverse weather conditions or natural disasters

Our operations involve raising animals and are subject to a variety of risks.  Chickens in particular are susceptible to infections by a variety of microbiological agents.

In the past, we have experienced limited outbreaks of various diseases that have resulted in higher mortality rates.

During 2005, there was an ample diffusion in the media worldwide of a particular strain of AIV (H5N1), mainly in Asia and some European countries, which affected consumption of chicken in those countries.  At the present time, this strain has not been found in birds in the United States or in Latin America.

Meat and eggs are subject to contamination during processing and distribution.  We do not believe that contamination of individual shipments during distribution would have a material adverse effect on our operations.  Contamination during processing, however, could affect a larger number of our poultry products and therefore could have a more significant impact on operations.

Hurricanes or other adverse weather conditions could result in additional losses of inventory and damage to our plants and equipment.  Our facilities near Mexico’s coast are most vulnerable to the risk of severe weather. In 2006, we experienced a loss of chickens in our Norwest Complex due to the effects of Hurricane Lane.

In April 2010, the table eggs operation located in Mexicali, B.C. was affected by an earthquake that hit northwestern Mexico on April 4.  The earthquake partially affected almost all of the farms located in this region, including our farm.  Our affected farm represents approximately 9.0% of our total egg production.  Other facilities, such as feed mill and distribution centers, were essentially undamaged.

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

We face significant competition from other chicken producers in all of our geographic markets and product lines

According to the UNA, we are Mexico’s largest chicken producer, but we face competition from other producers in all of the markets in which we sell our products.  In 2009, we accounted for approximately 34.0% of total chicken production in Mexico.  There are two other major vertically integrated chicken producers in Mexico, which together with Bachoco account for approximately 59.0% of Mexican chicken production, with the balance distributed among 178 small and medium-sized integrated and non-integrated producers.

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

We face increased competition from U.S. producers

Since 2003, chicken (excluding leg quarters for which the Mexican government imposed some temporary restrictions), eggs and swine import quotas were eliminated through the North America Free Trade Agreement or “NAFTA”.  Poultry producers in the United States have developed extremely low-cost production methods and have been successful in exporting primarily frozen and value-added poultry to other countries, especially in periods of overcapacity in the United States.  As tariff barriers decline under NAFTA, U.S. producers can be expected to increase exports to Mexico, which could have a material adverse effect on our performance.

On January 1, 2008, the restrictions for leg quarters were phased out. At present there are no restrictions on importing these products into Mexico.

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

Risks Relating to the ADS, and the Shares in the Mexican Market

The Robinson Bours family controls our management and their interests may differ from other security holders

Certain members of the Robinson Bours family hold the power to elect a majority of the members of our Board of Directors and have the power to determine the outcome of certain other actions requiring the approval of our stockholders, including whether or not dividends are to be paid and the amount of such dividends.  The Robinson Bours family has established two Mexican trusts, which they control (“Control Trust”), that together held 496,500,000 Shares outstanding on December 31, 2007.  In November of 2008, the Robinson Bours family created a third trust with 102,000,000 Shares, which were taken from one of the existing trusts.  The purpose of this new trust was to serve as collateral for the Company’s loan indebtedness. In the second half of 2009, this third trust was eliminated and the Shares were returned to the original trust.   The trusts together accounted for 496,500,000 Shares outstanding on December 31, 2009 and there has been no change in the position of each holder.

Future sales of Shares by the controlling stockholders may affect prevailing market prices for the ADS’s and the Shares trading at the Mexican Market.

The prevailing market prices for the ADS’s and the Shares could decline if the Robinson Bours family sold substantial amounts of their Shares, whether directly, or indirectly, through the Mexican trusts through which they hold their Shares, or if the perception arose that such a sale could occur.

The protection afforded to minority stockholders in Mexico is different from that in the United States

Under Mexican law, the protection afforded to minority stockholders is different from those in the United States.  In particular, the law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions or stockholder derivative actions, and there are different procedural requirements for bringing stockholder lawsuits.  As a result, in practice it may be more difficult for the minority stockholders of Bachoco to enforce their rights against us or our directors or our controlling stockholder than it would be for stockholders of a U.S. company.

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

Non-Mexican stockholders may not be entitled to participate in future preemptive rights offerings

Under Mexican law and our bylaws, if we issue new Shares for cash as part of a capital increase, we must grant our stockholders the right to purchase a sufficient number of Shares to maintain their existing ownership percentage in the Company (“preemptive rights”).  We can allow holders of ADSs in the United States to exercise preemptive rights in any future capital increase only in one of the following two circumstances: (i) we file a registration statement with the Securities and Exchange Commission with respect to that future issuance of Shares; or (ii) the offering qualifies for an exemption from the registration requirements of the Securities Act.

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

Our legal name is Industrias Bachoco, S.A.B. de C.V., and we frequently refer to ourselves commercially as Bachoco.  We were incorporated in Mexico on April 17, 1980.  Our headquarters are located at Avenida Tecnológico No. 401, Ciudad Industrial 38010, Celaya, Guanajuato, Mexico, telephone +52461 618-3500 and +52461 618-3555.  Our investor relations agent in the U.S. is Grayling, which is located in New York, New York.  Our main product lines are:  chicken, table egg, balanced feed and swine.  At present, almost all of our production and almost all of our sales are in Mexico.

According to the UNA, we are the largest poultry producer in Mexico.  In 2009, we produced approximately 9.5 million chickens per week and accounted for approximately 34.0% of total chicken production in Mexico.  As a vertically integrated producer, we control virtually all aspects of the production and distribution process, which enables us to exercise cost controls and to maintain high standards of quality, service and efficiency.  With over 800 production and distribution facilities dispersed throughout Mexico, our operations include the following: preparing balanced feed, breeding, hatching and growing chickens, and processing, packaging and distributing chicken products.

Sales of chicken products accounted for 78.3% of our net revenues in 2009.  Please also see the table under Item 5. A.  “Operating Results.”

We are also a significant producer of commercial balanced feed.  We sell our feed both through distributors and directly to small producers.  During 2009, we sold 338 thousand tons of balanced feed to external customers, which amounted to 6.3% of our total revenues for that year.

Currently, Bachoco is the second largest producer of table egg products.  In 2009, we sold approximately 143 thousand tons.  Table egg sales accounted for 10.1% of our net revenues in 2009.

As part of our other product lines we also sell swine on the hoof to meat packers for pork product production, miscellaneous poultry-related products, and in 2007, we entered into two new business lines:  turkey and beef value-added products.  In 2009, sales of swine and these other lines accounted for 5.3% of our net revenues.

The following table sets forth, for each of the periods presented, the volume of chicken, balanced feed, table eggs and swine that we sold:

	Bachoco Sales Volume (in thousands of tonnes)
	Year Ended December 31,
	2005	2006	2007	2008	2009

Chicken	773.0	773.7	837.2	878.1	918.1
Eggs	140.6	143.4	147.8	143.6	143.4
Swine(1)	9.6	8.9	16.1	18.8	19.0
Balanced Feed	389.6	484.4	438.8	370.7	337.9
(1) Includes Swine, Turkey and Beef products.

In the Mexican poultry industry, few producers operate in multiple regions.  We believe we have the broadest geographic market coverage in the Mexican poultry industry and that we are one of the largest poultry suppliers in the Mexico City metropolitan region (which accounts for a significant portion of overall Mexican chicken consumption).  We currently compete in every major product category and channel of distribution for poultry products within the regions that we serve.  We expect to continue to do so in order to meet growing consumer demand and needs.

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

In September 2006, we separated the units trading on the Mexican Exchange into their component. The Series L Shares was converted into Series B Shares, on a one-to-one basis, thereby creating a single Share class, the Series B Shares, which represent our entire Common Stock.  This change did not modify the face value of the Shares.  These Shares trade on the Mexican stock market.  The ADS still consist of twelve underlying Shares, but they are all Series B Shares, with full rights.

As of December 31, 2009, the Robinson Bours Stockholders owned B Shares representing 82.75% of the Series B Shares outstanding.  As a result, the Robinson Bours Stockholders continue to have the power to control the Company.

Members of the Robinson Bours family, together with certain of our executive officers, hold a majority of the seats on our Board of Directors.

In November 1998, we approved a stock repurchase plan (the “Repurchase Plan”), which allows us to repurchase Shares outstanding and trading on the Mexican Stock Exchange (Bolsa Mexicana de Valores), in accordance with Mexican securities laws.  To execute the Repurchase Plan, we created a reserve of Ps. 180.0 million (Ps. $303.9 million in constant Mexican pesos as of December 31, 2007), which reduced retained earnings on our balance sheet.  See Note 15d to the Consolidated Audited Financial Statements for more detail. During 2009, we undertook certain repurchases as disclosed in Item 16.F below. As of June 18, 2010, we had no Shares repurchased.

On June 29, 2005, we acquired certain assets of Grupo Sanjor, a private poultry company located in the Yucatan Peninsula, with production of approximately 300 thousand chickens per week and 100 thousand table egg laying hens, which allow us to reinforce our leadership in this region of the country.

In December 2006, we acquired most of the assets and inventories of Del Mezquital to start a new complex in the State of Sonora, located in northern Mexico, close to the border with the United States.

In February 2007, we reached a business agreement with Grupo Libra, a Company in the Northeast of Mexico, that includes the buying of all their inventories and long term rent agreement of their facilities to strengthen our presence in that market. See Item 5: “Operating and Financial Review and Prospects - Acquisitions and Dispositions” in this Annual Report for more details on these transactions.

In December 2007, we reached an agreement with “Grupo Agra,” a table eggs company located in the states of Nuevo Leon and Coahuila in Northeast Mexico.  The agreement provides for leasing of their facilities, which include laying hen farms (with a capacity of approximately 1.0 million hens), a processing table eggs plant, distribution centers and the Agra brands.  In addition, we acquired their entire inventory.

In July 2009, the Company undertook several measures to improve capacity and efficiency in our Northeast production complex headquartered in Monterrey, N.L.  These were: (i) acquiring the assets of a balanced feed mill and a soybean processing plant from Productora de Alimentos Pecuarios de Nuevo León, S.A. de C.V. through our Campi subsidiary; (ii) acquiring the assets of a chicken processing plant from Avi Carnes Monterrey, S.A. de C.V. through our Bachoco subsidiary with a production capacity of 9,000 chickens per hour; (iii) entering into agreements to rent breeder farms and egg incubation plants from Reproductoras Asociadas, S.A. de C.V. and one-day-old breeder capacity farms and egg incubation plants from Producción Avicola Especializada, S.A. de C.V.; and (iv) making arrangements with contract growers to acquire their inventories.

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

•
Low-cost production and operating efficiency.  We are among Mexico’s lowest-cost producers and distributors of chicken, due in part to economies of scale and vertically integrated operations.  We pursue on-going programs to increase operating efficiencies and reduce operating costs.

•
Continued brand differentiation.  We developed a brand image for premium fresh chicken and table eggs in Mexico.  Building on the success of our branded products to date, we seek to continue to promote our brand name through billboards, packaging, special publicity campaigns and through development of brand loyalty among wholesale and retail distributors. We successfully launched Bachoco’s new image two years ago, which was well-received by our clients.

Capital Expenditures

Over the last three years, we have financed our capital expenditures with resources generated by our operations.  We made the following capital expenditures (in nominal pesos):

•	In 2007, we made capital expenditures of Ps. 991.7 million net, with which we:

-	Began the construction of the new complex in the state of Sonora.

-	Finished the construction of our new feed mill in the state of Aguascalientes;

-	Increased capacity in the production of live chicken;

-	Increased capacity of the secondary processor at some of our processing plants; and

-	Updated our transportation fleet, processing plants and feed mills.

•	In 2008, we made capital expenditures of Ps. 1.1 billion, with which we:

-	Increased capacity and implemented new technology in the processing plants located in Celaya and Culiacan;

-	Increased chicken capacity in farms located in Mérida and Veracruz;

-	Finished the construction of new farms located in Ciudad Obregon and Hermosillo;

-	Began the construction of new farms located in the state of Chiapas; and

-	Updated our transportation fleet;

•	In 2009, we made capital expenditures of Ps. 988.2 million, with which we:

-	Entered into a business agreement with a company located at the Northeast of Mexico;

-	Increased capacity in chicken farms in the states of Chiapas, Sonora, and the Peninsula de Yucatan; and

-	Updated our transportation fleet.

B.	Business Overview

Chicken Market

Mexican consumers value distinct characteristics in their chicken.  Virtually all chicken sold by us and other major chicken producers in Mexico is fresh.  Fresh chicken is a central ingredient in many traditional Mexican dishes and it is the leading meat consumed in Mexico according to data from the UNA.  Traditionally, value-added chicken products, such as heat-and-serve products, frozen dinners, chicken nuggets and other similar foods, have found limited acceptance among Mexican consumers due to historical consumer preferences for fresh chicken.

The value-added chicken products are a new market in Mexico; we participate significantly in the market and try to lead the supply of these products.  According to the UNA, value-added chicken products currently account for approximately 3.0% of the chicken sold in Mexico; this represents a decrease from the 4.0% market share in 2008.

Mexican consumers traditionally prefer chicken with pronounced yellow skin pigmentation, a characteristic found mainly in our public-market and supermarket-broiler chicken products that we attain by including marigold extract in our chicken feed.  We have also noticed an increased demand for smaller, whole, fresh chicken from various fast-food outlets, principally chicken roasting shops (rosticerías), which have developed rapidly in Mexico.

According to data obtained from the UNA, total Mexican chicken consumption per capita increased by 1.6% from 2007 to 2009.  Chicken is the leading meat consumed in Mexico, and it accounted for approximately 50.0% of all meat produced in Mexico in 2009.  The following table sets forth total Mexican production of chicken, pork and beef for 2007 to 2009:

Mexican Production of Chicken, Beef and Pork
(in thousands of tonnes)

	2007	2008	2009
Chicken	2,683	2,853	2,781
Beef	1,628	1,673	1,700
Swine	1,116	1,149	1,162
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

In 2009, our chicken prices increased by 12.6% compared to prices in 2008 due to a good balance between supply and demand, mainly during the first half of 2009.

We believe that changes in Mexican chicken consumption correlate closely with changing chicken prices and their effect on consumer purchasing power.  According to data from the UNA, chicken per capita consumption increased 3.5% in 2005, 2.6% in 2006, 2.5% in 2007, 5.3% in 2008 and decreased by 3.5% in 2009.

Chicken Products

Six main product categories exist for fresh chicken in Mexico: live, public market, rotisserie, supermarket broiler, chicken parts and value-added products.

Below is a brief description of each chicken product line as well as its respective percentage of the total Mexican chicken production in 2009:

-
Live chicken, is delivered alive to small independent slaughtering operations or to wholesalers that contract with independent slaughtering operations for processing.  The freshly slaughtered chicken is then sold to chicken shops and other specialized retailers for sale to consumers and in some areas is sold directly to consumers by the slaughterhouse.  According to the UNA, live chicken accounted for approximately 29.0% by volume of the chicken sold by producers in Mexico.

-
Public market chicken, is a whole broiler presented either uneviscerated or eviscerated, generally sold within 48 hours after slaughter in public markets throughout Mexico, but primarily concentrated in the Mexico City metropolitan region.  According to the UNA, public market chicken accounts for 20.0% by volume of the chicken sold by producers in Mexico.

-
Rotisserie chicken is a whole broiler presented eviscerated and ready to cook.  Rotisserie chicken is sold by wholesalers and directly by producers to small shops, stands called rosticerías and supermarkets, which cook the chicken and sell it whole and freshly cooked to the end-consumer, providing an economical form of fast-food.  According to the UNA, rotisserie chicken accounts for 26.0% by volume of the chicken sold by producers in Mexico.

-
Supermarket chicken is a fresh whole broiler presented with the edible viscera packed separately.  In most cases, it is sold directly by producers to supermarkets and, in some regions, to other independent food shops.  Mexican consumers’ preference for freshness requires regular deliveries of chicken to supermarkets and other food shops.  According to information provided by the UNA, the supermarket broiler chicken accounted by the 14.0% of the volume of the chicken sold by producers in Mexico.

-
Chicken parts, refers to cut-up fresh chicken parts sold wrapped in trays or in bulk principally to supermarket chains, the fast-food industry and other institutional food-service providers.  Producers generally sell directly to the supermarket chains and deliver the chicken directly to the outlet.  Sales to the institutional market often require customized cutting and presentation.  According to the UNA, chicken parts accounts for 8.0% of the chicken volume sold by producers in Mexico.

-
Value-added Products, refers mainly to cut up fresh chicken parts with value-added treatment like marinating, breading and individual quantity frozen, sold mainly wrapped in trays principally to supermarkets and other institutional chains.  Producers generally sell directly to the supermarket chains and deliver the chicken directly to the store.  Sales to the institutional market often require customized cutting and presentation.  According to the UNA, these products accounted for 3.0% of the chicken volume sold by producers in 2009.

We sell value-added chicken products mainly to supermarkets and other retailers.  The following table sets forth, for the periods indicated, the sales volume in tonnes and as a percentage of the total volume of chicken sold for each of our principal lines of chicken products:

	Bachoco’s chicken volume sold
	2007		2008		2009
	Tonnes	%	Tonnes	%	Tonnes	%
Public market and rotisserie	371.0	44.3	402.1	45.8	418.2	45.5
Supermarket, chicken parts and others(1)	245.1	29.3	239.0	27.2	217.1	23.7
Live	221.2	26.4	237.0	27.0	282.8	30.8
Total	837.2	100.0%	878.1	100.0%	918.1	100.0%
(1)	“Other” comprises sales of value-added poultry products, viscera and other products.

Our product mix varies from region to region in Mexico, reflecting different consumption and distribution patterns.  Based on market demand, we believe that fresh, rather than frozen, chicken will continue to dominate the Mexican market.  Furthermore, we believe that consumer demand for value-added fresh chicken products, such as rotisserie chicken, supermarket broilers and chicken parts, will increase over time.  Accordingly, we continue to focus principally on producing fresh chicken, including value-added fresh chicken products.

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

We distribute products from our processing plants located in: Celaya, Culiacan, Puebla, Lagos de Moreno, Coatzacoalcos, Mérida, Gómez Palacio, Monterrey and Hermosillo to our cold-storage facilities and warehouses, which serve as a midpoint in distribution to wholesalers and local customers.  From our cold-storage facilities, we service wholesalers (who in turn deliver to their customers), retailers and transport certain products directly to supermarkets and food-service operations.  Our distribution infrastructure includes 58 cold-storage warehouses and facilities and a large fleet of vehicles.  The decentralized sales force permits us to remain attuned to developments in the regions we serve and to develop close relationships with customers.

Below is a summary of the expansions we have made to our distribution network (which now covers almost all of Mexico) in the last five years:

-	In 2005, we acquired assets of Grupo Sanjor, a private producer of chicken and table eggs located in the Yucatán Peninsula.

-	At the end of 2006, we acquired assets of Del Mezquital a private broiler producer located in the state of Sonora.

-	At the beginning of 2007, we reached a business agreement with Grupo Libra, a chicken producer located in northeast Mexico. We also started to build a new complex in Hermosillo City.

-	In 2008, we finished several projects to expand our facilities in Mérida and continued increasing our production in Northern Mexico, specifically in the city of Hermosillo and in the state of Chiapas.

-
In 2009, we (i) acquired the assets of a balanced feed mill and a soybean processing plant from Productora de Alimentos Pecuarios de Nuevo León, S.A. de C.V. through our Campi subsidiary; (ii) acquired the assets of a chicken processing plant from Avi Carnes Monterrey, S.A. de C.V. through our Bachoco subsidiary with a production capacity of 9,000 chickens per hour; (iii) entered into agreements to rent breeder farms and egg incubation plants from Reproductoras Asociadas, S.A. de C.V. and one-day-old breeder capacity farms and egg incubation plants from Producción Avicola Especializada, S.A. de C.V.; and (iv) made arrangements with contract growers to acquire their inventories.

In the following paragraphs, we provide a description of our marketing, sales and distribution strategies for each of our major chicken products.

-
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

-
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

-
Rotisserie Chicken – We sell rotisserie chicken directly to rosticerías and supermarkets.  We attribute the growth in our sales of rotisserie chicken in large part to the rapid growth of the market for freshly cooked chicken sold by these stores and in the rotisserie sections of supermarkets.  We expect this market to continue to grow because of an ever-increasing consumer demand for convenient, low-priced and high-quality fast food.  Success in supplying rotisserie chicken depends on consistency and good service, and only larger producers with more modern processing facilities and distribution capacity can compete in this market.

-
Supermarket Chicken – We sell supermarket broilers, as well as chicken parts and eggs, directly to the principal supermarkets, convenience store chains and wholesale clubs in Mexico.  In order to build consumer loyalty for our supermarket broiler chicken, we emphasize our brand image as well as our superior service, reinforced by frequent delivery to ensure freshness.  Each chain negotiates purchases centrally, but we deliver directly to many points of sale, ordinarily at least once every 48 hours.  We believe that we lead the market in frequency of deliveries to supermarkets.

-
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

-
Value-Added Products – Mexican consumers have a greater preference for fresh chicken than their U.S. counterparts.  Frozen, heat and serve and other further processed poultry products make up only a small proportion of total Mexican poultry consumption today.  Demand for these kinds of fresh products is growing rapidly.  The potential for substantial growth in this market is large and we believe that our distribution network, our large market share for supermarket chicken sales, our brand name and our experience in a wide range of existing Mexican distribution channels will be important competitive strengths in this area. Even though sales of value-added products have increased during recent years, fresh chicken still dominates the industry and its growth rate will depend on the purchasing power of consumers.  The Company is constantly developing new, convenient value-added products.

Table Eggs

According to the UNA, Mexico has one of the largest per capita consumption of table eggs in the world with 22.2 kilograms per capita consumed per year, compared with 21.7 kilograms per capita consumed in 2008.  This high level of consumption is due in part to the fact that eggs are among the cheapest sources of protein in Mexico.

The Mexican table egg industry is more fragmented than the chicken industry but has experienced some degree of consolidation in recent years, including acquisitions made by us.  According to the UNA, the nine largest producers of table eggs in Mexico now account for approximately 44.0% of the market.

Eggs in Mexico have traditionally been distributed in large 360-egg cases through wholesalers to retailers.  The retailers, which are typically small grocery shops, sell the eggs by weight to consumers.  At present, the 15.0% of the eggs sold in Mexico are sold in packaged form, 5.0% are sold in processed form and approximately 80.0% are sold in bulk to wholesalers.  The sales trend in recent years has slowly been moving towards packaged and processed egg sales.  We expect that the convenience, the development of brand loyalty and the growth of supermarket chains will contribute to the continuance of this trend toward packaged eggs.

We are the second largest producer of table eggs in Mexico with approximately 10.0% of the market.  We sell both brown and white eggs.  We are the largest producer of brown eggs in Mexico.  Our marketing efforts for egg products focus on increasing our brand recognition.

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

In December 2007, we reached an agreement with Grupo Agra, located in the states of Nuevo Leon and Coahuila in Northeast Mexico.  The agreement provides for leasing of their facilities, which include laying hens farms with a capacity of approximately 1.0 million hens, a processing table eggs plant, distribution centers and the Agra brands.  In addition, we acquired all of their working capital.

In 2007, we began to enter into foreign markets.  We are testing our brand by selling table eggs in the southern U.S. states with products produced in the U.S.  This test will allow us to see how our brand is received and identify opportunities and strategies going forward.

In 2008 and 2009, our table egg production remained stable with a slight reduction in production capacity due to some adjustments we made in production.

In April 2010, the table eggs operation located in Mexicali, B.C. was affected by an earthquake that hit northwestern Mexico on April 4.  The earthquake partially affected almost all of the farms located in this region, including our farm.  Our affected farm represents approximately 9.0% of our total egg production.  Other facilities, such as feed mill and distribution centers, were essentially undamaged.

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

Balanced Feed

The Consejo Nacional de Fabricantes de Alimento Balanceado y de la Nutrición Animal, A.C. (”CONAFAB”), estimates that Mexican production of balanced feed has been in constant growth, increasing from 24.6 million tons in 2005 to an estimated 26.6 million tons in 2009.  In 2008, Mexico was ranked the third largest producer of feed in the world and the second largest in Latin America. Information for 2009 is not yet available.

Local production is composed of commercial and integrated manufacturers.  Commercial manufacturers produce for the market, while integrated manufacturers mostly produce for themselves and occasionally for other producers.  Integrated producers account for approximately 63.0% of total production.  Imports of feed come almost entirely from the United States and represent approximately 1.0% of the total consumption in Mexico.

We entered the feed business as a result of our acquisition of Grupo Campi at the end of 1999.  We sell to small livestock producers and through a network of small distributors located mainly in central and southern Mexico.  We have benefited from economies of scale and synergies derived from producing feed both for our own internal consumption and for sale to third parties.  Currently, we have four feed plants dedicated to producing balanced feed to third parties.

We estimate that our balanced feed business currently comprises approximately 3.4% of the market share of the commercial (non-integrated) balanced feed business in Mexico, a reduction from the 3.9% market share in 2008.  The decrease in our balanced feed sales volume is due to a reduction in our production levels as we improve our sales mix.

Swine

We purchase breeder swine live from the United States and breed them at facilities in the state of Sonora.  We then raise swine to maturity at our farms in Celaya and three other locations in Mexico.  Mature swine is sold on the hoof to Mexican swine meat packers for the production of pork products.

In 2007, swine prices decrease 5.5% as a result of over-supply conditions in the swine market.  In 2008, our swine prices increase by 19.6% as a result of a better balance in the commercial market.  During 2009, swine business remained generally stable as prices increased 10.7% for the whole year.  Traditionally, Mexicans consume fewer swine products than chicken and egg products.

Turkey and Prepared Beef Products

In 2007, as a result of the “Del Mezquital” and “Grupo Libra” agreements, we introduced two new product lines:  turkey and value-added beef and pork products.  We do not raise either turkey or cattle; we only process these products. See Item 5: “Operating and Financial Review and Prospects - Acquisitions & Dispositions” in this Annual Report for more details on the “Del Mezquital” and “Grupo Libra” agreements.

In 2009, these product lines represented less than 1.0% of our total sales.  However, we see opportunities to grow these businesses by taking advantage of our distribution network.

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

Under NAFTA, corn tariffs were eliminated on January 1, 2008.  This new condition has been positive for the Company, allowing us more flexibility in our cost of production as the cost of our ingredients more closely tracks prices in the international commodity markets.

Throughout all of 2007 and most of 2008, prices of corn and soybean meal have experienced high volatility and have demonstrated historically high prices world-wide.  By the end of 2008, prices of corn and soybean meal started to decrease and have continued their downward trend into the year 2009, where we observed more stable prices for these ingredients.

We take advantage of lower-cost feed ingredients from Mexican sources, when available.  In 2009, we obtained approximately 50.0% of our total grain from the domestic market.  We believe that the quality of local feed ingredients, particularly sorghum, is superior to that of imported feed ingredients.  In addition, the use of local feed ingredients allows us to save on transportation costs and import duties. However, in southern Mexico domestic crops and feed ingredients are limited.  As such, our complexes use mainly imported grain.  The Company engages in hedging of its feed costs in order to assure more stable cost of grains.

Competition

Chicken

According to the UNA, we are Mexico’s largest chicken producer.  We face significant competition from other producers in all of the markets in which we sell our products.  When combined with our two largest vertically integrated competitors, we account for approximately 59.0% of total Mexican poultry production; the balance is distributed among approximately 170 small and medium-sized integrated and non-integrated producers.  The major producers, including Bachoco, have substantial cost advantages over smaller, non-integrated producers arising from economies of scale and control of feed preparation.  To varying degrees, each of these companies has substantial financial resources and strengths in particular product lines and regions.  We believe, however, that we have substantial competitive strengths over our competitors, including a broader range of chicken products and broader geographic coverage.

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

Poultry producers in the United States have developed low-cost production techniques and have been successful in exporting primarily frozen and value-added poultry to other countries, especially in periods of overcapacity in the United States.  As tariff barriers have declined under NAFTA, we have experienced increased competition from U.S. poultry producers.  According to the UNA, in 2009, imports of poultry products increased 17.4% in volume over imports in 2008.  This increase was due to lower level of prices in the U.S. and others foreign markets.

We expect that competition from U.S. exporters could increase.  However, Mexican consumer acceptance of frozen poultry products is still low.

Table Eggs

We are one of the largest producers of table eggs in Mexico, with approximately 10.0% of total Mexican egg production at the end of 2009.  The Mexican table egg industry is very fragmented and the principal 9 companies only account for 44.0% of total table egg production in Mexico.

Balanced Feed

The Consejo Nacional de Fabricantes de Alimento Balanceado y de la Industria Animal, A.C. (“CONAFAB”), estimates that the balanced feed production in Mexico recorded a cumulative increase of 3.5% from 2007 to 2009, where the integrated firms produce approximately 63.0% of total production for their internal use, and the remaining 37.0% is produced for sale to third parties.  We estimate a market share of approximately 3.4% in our balanced feed product line.

Swine

The Mexican swine industry is highly fragmented, and no producer has more than 15.0% of the market.  On December 31, 2009, we had less than 1.0% of the Mexican market share in swine.  U.S. producers compete in this market in Mexico.

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

Import Status

Effective January 1, 2008, there is a free chicken market between Mexico and the U.S.  This allows U.S. producers to export any amount of chicken leg quarters free of tariffs to Mexico.

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

On December 2009, Mexico’s Federal Commission of Economic Competition published a notice announcing an investigation of the Mexican poultry sector regarding possible monopolistic business practices. No specific companies have been cited as conducting business in this manner.   We, along with other companies, were required to provide information to the commission.  We expect that the commission will require additional information.

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

We are a holding company with no operations other than holding the stock of our subsidiaries, all of which are incorporated in Mexico, and engaging in transactions with our subsidiaries.  Our principal operating subsidiary is BSACV, which owns our principal operating assets, and which accounted for 91.9% of consolidated total assets as of December 31, 2009, and 92.1% of our consolidated revenues for the year ended December 31, 2009.  All of our subsidiaries are directly owned by us in the percentage listed below.

The following table shows our main subsidiaries as of December 31, 2007, 2008 and 2009:

	Percentage Equity Interest
	2007	2008	2009
Acuícola Bachoco, S.A. de C.V.	100	100	-
Aviser, S.A. de C.V.	100	100	100
Bachoco, S.A. de C.V.	100	100	100
Bachoco Comercial, S.A. de C.V.	100	100	100
Campi Alimentos, S.A. de C.V.	100	100	100
Huevo y Derivados, S.A. de C.V.	97	97	97
Operadora de Servicios de Personal, S.A. de C.V.	100	100	100
Pecuarius Laboratorios, S.A. de C.V.	64	64	64
Secba, S.A. de C.V.	100	100	100
Sepetec, S. A. de C.V.	100	100	100
Servicios de Personal Administrativo, S.A. de C.V.	100	100	100
Induba Pavos, S.A. de C.V.	100	100	100

In December 2006 and July 2007, we created Induba Pavos, S.A. de C.V. and Bachoco Comercial, S.A. de C.V. respectively.  They are both 100.0% owned subsidiaries of Industrias Bachoco.

In 2009, Acuícola Bachoco, S.A. de C.V. merged with Campi Alimentos, S.A. de C.V.

D.	Property, Plant and Equipment

Our production and storage facilities are located throughout the regions we serve in order to ensure freshness and minimize transportation time and costs.  The most extensive facilities are grouped in nine complexes that include farms and processing plants.  The largest of our complexes is in Celaya, where we have broiler grow-out farms, a broiler processing plant and egg production farms.  The complex at Culiacán includes broiler grow-out farms and a broiler processing plant, as do the complexes located in Puebla, Lagos de Moreno, Coatzacoalcos, Mérida, Hermosillo and Monterrey.  There are smaller egg production farms at Los Mochis, Ciudad Obregón, Puebla and Mexicali.  In Gómez Palacio and Saltillo, we have a complex which consists of broiler grow-out farms, a broiler processing plant and egg production farms representing nearly half of our total egg production capacity.

The following table summarizes the types and number of each type of our production facilities as of March 2010:

Bachoco Production Facilities	Number
Chicken breeding farms	183
Broiler grow-out farms	529
Broiler processing plants	9
Egg incubation plants	25
Egg production farms	106
Swine breeding farms	1
Swine grow-out farms	10
Feed mills	18
Further process plants	3

On September 16, 2006, Hurricane Lane hit the southern part of the state of Sinaloa affecting some of our chicken growing farms in that region.  We were able to provide a proper supply to our customers in that region from our other complexes.

On April 13, 2008, the secondary processor at our processing plant in Monterrey caught fire.  While the fire destroyed the entire secondary processor, the primary processor, which is physically separate from the second, did not suffer any damage and is operating under nearly normal conditions.  The assets were properly covered by an insurance policy.

In April 2010, the table eggs operation located in Mexicali, B.C. was affected by an earthquake that hit northwestern Mexico on April 4.  The earthquake partially affected almost all of the farms located in this region, including our farm.  Our affected farm represents approximately 9.0% of our total egg production.  Other facilities, such as feed mill and distribution centers, were essentially undamaged.

We operate 18 feed mills for our own chickens, feed sales to third parties and egg and swine operations.  The total production capacity of our feed plants is approximately 419,000 tons per month.  We estimate that we are the largest producer of animal feed in Mexico.

Our other facilities include two poultry manure-processing plants.  Our headquarters are located in Celaya Guanajuato, Mexico, and we have 58 sales centers throughout the regions we serve.

We own most of our facilities.  We lease a limited number of farms and sales centers, all of which we do not consider material.  We also employ a network of contract growers.

Our fleet of trucks carries part of the feed from feed mills to farms, live chickens from farms to processing plants, day-old chickens from egg incubation plants to farms, eggs from farms to distribution centers and, ultimately, products from distribution centers to customers.

ITEM 4.A.        Unresolved Staff Comments

None

ITEM 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements.  The Audited Consolidated Financial Statements have been prepared in accordance with Mexican FRS, which differs in certain respects from U.S. GAAP.  Note 21 to the Audited Consolidated Financial Statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of consolidated stockholders’ equity, net income, a consolidated statement of stockholders’ equity and a consolidated statement of cash flows under U.S. GAAP as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009.

As of January 1, 2008, we have adopted the new standard related to “Inflationary Effects” in accordance with Mexican FRS (Mexican FRS B-10).  Due to the relatively low inflation that the country has consistently achieved during the past several years, a new financial reporting standard came into effect on January 1, 2008, which terminates the recognition of inflationary effects in our financial information.  Consequently, financial information corresponding to periods prior to December 31, 2007 is expressed in millions of Mexican Pesos with purchasing power as of December 31, 2007, while the financial information for periods after December 31, 2007 is stated in millions of nominal Mexican Pesos. The effects of this price-level restatement in accordance with Mexican FRS have not been reversed in the reconciliation from Mexican FRS to U.S. GAAP.  See the Audited Consolidated Financial Statements for more detail.

General

In the following discussion we describe various trends and how they affected our results of operations for the years ended December 31, 2007, 2008 and 2009.

Mexican Economic Conditions

In 2007, the Mexican economy was stable with an annual inflation rate of 3.8% and a final dollar-peso depreciation rate of the peso against the dollar of 1.1%, as compared to the end of 2006.  Rates on 28-day Cetes had an average of 7.19% for the year.

During 2008, the Mexican economy was very volatile.  In the first half of the year, the Mexican economy showed little signs of volatility.  However, as a result of the global economic slowdown and particularly the financial crisis in the U.S., the Mexican economy experienced a drastic downturn in the second half of the year.  In particular, the Mexican peso experienced a sharp depreciation; the Mexican economy had a general slowdown and economic forecasts deteriorated.

In 2008, the annual inflation rate was 6.5% and the final dollar-peso depreciation rate of the peso against the U.S. dollar was approximately 21.0%, as compared to the end of 2007.  The rate on 28 day Cetes had an average of 7.6% for the year.

During 2009, the Mexican economy continued to show signs of volatility as a result of the global economic slowdown and particularly the financial crisis in the United States.  In particular, the Mexican peso experienced significant volatility during the first half of the year but tended to appreciate against the U.S. dollar towards the end of the year.

In 2009, the annual inflation rate was 3.57%.  The Mexican peso appreciated 5.4% against the U.S. dollar as compared with the end of 2008.

Effects of Economic Conditions on the Industry and the Company

A contraction of the purchasing power of Mexican consumers may adversely affect demand for our products and, as a result, our net revenues and profitability.  Inflation and changing prices affect our ability to raise prices as well as consumer demand, supplier prices and other costs and expenses, consumer purchasing power and competitive factors, all of which in turn affect our net revenues and operating results.  Peso devaluations and high inflation levels could further adversely affect our operations and financial position.

Mexican economic conditions have had an important impact on Mexico’s chicken market, especially in the feed costs and the exchange rate as we noted above.  Balanced feed constitutes a substantial portion of our cost and is priced mostly in U.S. dollars.

We use financial instruments to mitigate the cost of goods sold in currencies other than Mexican pesos.  See Note 2-q and Note 10-a of the Audited Consolidated Financial Statements.

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

In 2009, average Mexican producer prices increased by approximately 18.8%.  This increase is mainly attributable to (i) the adequate balance between supply and demand present during the first half of the year, and (ii) the general increase in the cost of raw materials throughout the year.

Our outstanding total indebtedness at the end of 2009 increased to Ps. 963.8 million as compared to the Ps. 625.9 million in 2008, as we increased our debt in order to ensure sufficient liquidity.  In 2009, we had a foreign exchange loss of Ps. 37.9 million due to fluctuations in the exchange rate of the peso against the U.S. dollar, as compared to a foreign exchange gain of Ps. 160.2 million in 2008 and a foreign exchange loss of Ps. 3.4 million in 2007. Our valuation effects of financial instruments were a loss of Ps. 174.6 million in 2009, compared to a loss of Ps. 1.7 billion in 2008, as a result of a lower amount of financial instruments. See note 10-a in our Audited Consolidated Financial Statements.

Volume of Chicken Sold

The 8.2% increase in the volume of chicken sold in 2007 was mainly due to the business agreements entered into in 2007, domestic growth and productivity efforts.

In 2008, the Company reported an increase in volume of chicken sold of 4.9%, compared to 2007.  This increase is due mainly to new farms in the cities of Hermosillo and an expansion in capacity at our Mérida and Coatzacoalcos complexes.

In 2009, the Company increased its volume of chicken sold by 4.6%, compared to 2008, mainly due to the business agreement reached with producers in the Northeast, as mentioned above in Item 4: “Information on the Company – History and Development of the Company – Background and Ownership Structure.”

Trends in Product Prices for Bachoco

Our results of operations may also be significantly affected by the cyclical and volatile nature of Mexican prices for chicken, feed, eggs and swine.

Chicken Prices

In 2007, our chicken prices increased 8.3% as a result of a stable market conditions and increases in the cost of our main raw materials.

In 2008, our chicken prices increased 4.4% as a result of increases in our costs of sales, partially offset by oversupply conditions, which were present throughout the year.

During 2009, chicken prices increased 12.6% as a result of increases in our cost of sales and a more stable supply-demand balance during the first half of the year.

Egg Prices

In 2007, our egg prices increased 18.5% as a result of a strong demand, particularly in the second half of the year.

In 2008, our egg business was strong and egg prices increased by 23.9% as a result of a better balance between the demand and supply in the market and improvements in our mix of products sold.

During 2009, our egg business continued its strong performance as prices increased 12.0% over the previous year as a result of strong demand in the Mexican market.

Balanced Feed Prices

Through 2007, international corn prices increased significantly as a result of lower inventories and increases in alternative uses of corn, such as ethanol production.

International grain prices also increased dramatically in 2007, reaching historically high prices worldwide, due mainly to strong demand and alternative uses for grain, such as ethanol production. Soybean meal prices also increased, particularly in the second half of the year, due to strong demand, and lower inventories worldwide.

In 2007, balanced feed prices increased by 15.1% in comparison with the prior year, as a result of increases in the costs of raw materials.

In 2008 our balanced feed prices increased by 19.4% over 2007, however such increase did not fully reflect the worldwide increase of feed ingredient costs and oversupply conditions which resulted principally from the global economic slowdown.

During 2009, balanced feed prices increased by 9.3% as a result of an increase in the cost of feed ingredients. See “Trends in Prices of Feed Ingredients” below.

Swine Prices

In 2007, our swine prices declined 5.5% as a result of greater competition from imports and a more fragmented Mexican market.

During 2008, demand and supply were stable for most of the year and swine prices increased by 19.6% as compared to 2007.

In 2009, swine prices increased 10.7% over the previous year as a result of a stable supply of swine.

In general, we believe that, among other factors, industry price competition may continue to exert downward pressure on chicken prices, and that prices for chicken, feed, eggs and swine are also likely to remain volatile and subject to cyclical variation, due to the time needed to complete the chicken growth cycle.  Chicken producers generally cannot adjust production to respond immediately to cyclical variations, and, accordingly, in times of oversupply, prices may decline due to overproduction.

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

At present, Mexican feed prices tend to parallel U.S. and international prices.  In 2007, the percentage of grain purchased from domestic markets was 36.4%, in 2008 it was approximately 48.0% and in 2009 it was approximately 50.0%.

During 2007, international corn prices increased significantly as a result of lower inventories and increases in alternative uses of corn, such as ethanol production.

Beginning in 2007 and throughout most of 2008, international grain prices increased drastically reaching new historically high prices worldwide and exceeding the corn prices reached in 2004, due to strong demand and lower inventories worldwide.  These price increases put strong pressure on our production costs.

Restrictions on importing grain under NAFTA have been phased out as of the beginning of 2008.  We expect this development to benefit the Company and result in a reduction of the costs associated with importing our feed ingredients.

In 2009, international corn prices showed more stability and were in fact lower when compared with previous years.  However, the high level of inventories and exchange rate volatility did not result in a net decrease in our cost of sales.

Acquisitions & Dispositions

Our operations have been affected during the periods we discuss herein, by a series of acquisitions and production arrangements that we have made in recent years:

•	In February 2007 and December 2007, the Company reached a business agreement with “Grupo Libra” and “Grupo AGRA,” respectively, as described below:

a)
Grupo Libra is a company located in northeast Mexico.  The agreement establishes a lease for the use of their facilities, which included breeders and chicken farms with a capacity of approximately 3.0 million chickens per cycle, along with a slaughter plant, and a processing center.  In addition, Bachoco acquired all of Grupo Libra’s inventories and brands.

b)
Grupo Agra is an egg producing company located in the states of Nuevo Leon and Coahuila in Northeast Mexico.  The agreement provides for leasing of their facilities, which include laying hens farms with a capacity of approximately 1.0 million hens, a processing table eggs plant, distribution centers and the Agra brands.  In addition, we acquired all their inventories.

The two transactions in 2007 individually represent less than 1.0% of our total sales.  We analyzed both transactions to determine whether these agreements should be considered as business acquisitions, under SFAS141R (previously SFAS141) “Business Combination”.  Per the terms of the agreements, we did not acquire any employees, customer base or production techniques.  For these and other reasons, we concluded that the transactions did not qualify as a business in accordance with SFAS141R (EITF98-3) “Determining Whether a non-monetary transaction Involves Receipt of Productive Assets or of a Business” (paragraph 6) and therefore were not deemed to be business combinations, in accordance with FAS 141.

Instead, these transactions were accounted for as asset acquisitions.  The accounting is the same for Mexican FRS.  The FAS 141 disclosure requirements described in paragraph 51-53 therefore do not apply to these transactions.

Additionally, we analyzed the appropriate accounting treatment related to leases as described in FASB 13, “Accounting for Leases,” and concluded that the transactions were operating leases.  These transactions did not qualify as capital leases because there was no transfer of ownership of the property to Bachoco before the end of the lease term, the lease did not contain an option to purchase the leased property at a bargain price, the lease term was not equal to or greater than 75.0% of the estimated economic life of the leased property and the present value of rental and other minimum lease payments was not equal to or greater than 90.0% of the fair value of the leased property. We concluded that these were operating leases under both the Mexican FRS and U.S. GAAP. The lease commitments were appropriately included in footnote No. 11 to the Audited Consolidated Financial Statements. For more detail, see Note 2-j of our Audited Consolidated Financial Statements.

•
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

•
In July 2009, the Company made several asset acquisitions and reached a series of agreements to improve productivity and efficiency in the Northeast production complex headquartered in Monterrey, N.L.  The specific acquisitions and agreements made were:

a)
The acquisition of the assets of a balanced feed mill from Productora de Alimentos Pecuarios de Nuevo León, S.A. de C.V. through our Campi subsidiary.  The purpose of this acquisition was to improve the quality and production capacity of balanced feed. The mill’s production capacity is about 3,000 tons of pellet feed per week.

b)
The acquisition of the assets of a chicken processing plant from Avi Carnes Monterrey, S.A. de C.V., through our Bachoco subsidiary, with a production capacity of 9,000 chickens per hour.  The goal of this acquisition was to reduce production costs, replace the Monterrey processing plant and to increase production capacity and diversify the chicken business in that region.

c)
An agreement to rent breeder farms and egg incubation plants from Reproductoras Asociadas, S.A. de C.V. and one-day-old breeder capacity farms and egg incubation plants from Producción Avicola Especializada, S.A. de C.V.

d)	The Company also made arrangements with contract growers to acquire their inventories.

After analyzing these transactions for 2009, and the terms of the agreements, we did not acquire any of their employees, customer base, or debt or production techniques.  As a result, we concluded that the transactions did not qualify as a business in accordance with ASC topic 805 “Business Combination” before SFAS141R (EITF98-3) “Determining Whether a non-monetary transaction Involves Receipt of Productive Assets or of a Business” (paragraph 6) and therefore were not deemed to be business combinations, in accordance with FAS 141R.

A.	Operating Results

Summary

The following table sets forth selected components of our results of operations as a percentage of net revenues for each of the periods indicated:

	Year Ended December 31,
	2007	2008	2009
	(percentage of net revenues)
Net revenues	100.0%	100.0%	100.0%
Cost of sales	(79.5)	(86.9)	(83.1)
Gross profit	20.5	13.1	16.9
Selling, general and administrative expenses	(12.3)	(12.0)	(10.8)
Operating income	8.2	1.1	6.1
Comprehensive financing income (loss)	0.1	(6.8)	(0.6)
Taxes	(1.7)	1.4	(1.7)
Net income (loss)	7.0	(4.4)	3.5

The following table sets forth, for each of the periods indicated, our net revenues of chicken, feed, eggs, swine and other products as a percentage of total net revenues in each period:

	Year Ended December 31,
	2007	2008	2009
	(percentage of net revenues)
Chicken	77.6%	76.9%	78.3%
Feed	8.0%	7.3%	6.3%
Eggs	9.6%	10.5%	10.1%
Swine and Others	4.8%	5.3%	5.3%
Total	100.0%	100.0%	100.0%

Results of Operations for the Years Ended December 31, 2008 and 2009

General

The global financial crisis continues to affect the Mexican economy as the inflation rate for 2009 increased by 3.57%, while national GDP experienced a sharp contraction of 6.5%, according to information provided by the Central Bank.

In 2009, the exchange rate of the peso against the U.S. dollar appreciated 5.4% when compared to the year-end exchange rate for 2008.

According to the UNA, the production volume of the Mexican chicken industry decreased by 2.5% in 2009 due to lower demand for these products and lower purchasing power, which resulted from the economic crisis in Mexico.

On the other hand, the table egg industry, which is a low cost protein option in Mexico, increased by 3.3% in terms of domestic production when compared to fiscal year 2008, as a result of a better balance between supply and demand in this market.

Additionally, Bachoco achieved good operating results in several of its productive and commercial operations of the Company as a result of adequate logistics, cost controls, efficiency efforts and the continuous improvement in all our processes.

Net revenues

Bachoco’s net sales during 2009 were Ps. 23.3 billion, 15.6% higher than the Ps. 20.1 billion reported in 2008. This was as a result of higher net sales in our main business lines. For more detail see the table included in Item 5: “Operating and Financial Review and Prospects - Summary” above.

Chicken sales increased 17.6% compared to 2008, resulting from an increase in the price of chicken of 12.6% and an increase in volume sold of 4.6%.

Table egg sales rose 11.8%, as compared to 2008, mainly due to increases in selling prices of 12.0%, partially offset by a decrease in volume sold of 0.2%.  The increase was also a result of the strong demand for this product throughout 2009.

Balanced feed sales decreased 0.4% from the previous year and volume sold fell 8.9% as a result of a decrease in demand, and was mainly attributed to high raw materials costs. In 2009, prices for balanced feed rose 9.3%, as compared with 2008 as a result of the increase in the costs of raw materials.

The Company sells live swine to local processors. Swine sales increased 11.7% as a result of a 10.7% increase in the price of swine and a 0.9% increase in the volume of sales, as compared to 2008.

Sales of our other business lines (including turkey and beef processed products) increased by 16.2% as compared to 2008. This increase was mainly driven by an increase in sales of turkey and by-products, such as poultry manure.

In 2008 and 2009, we recognized an increase of Ps.16.3 million and decrease of Ps. 7.2 million, respectively, in revenue as a result of the fair valuing of the Company’s biological assets and agricultural products .  See Note 2-g, and Note 6-b in our Audited Consolidated Financial Statements for more detail.

Cost of sales

The costs of our raw materials were stable, but continued to remain high, especially for soybean meal during the first half of the year. The high prices of raw materials, coupled with higher costs associated with the increase in the volume sold of chicken, lead us to a 10.5% increase in the cost of sales during 2009, as our costs of sales amounted Ps. 19.3 billion compared to the Ps. 17.5 billion reported in 2008.

Gross profit

Gross margin for 2009 was 16.9% in 2009, compared to the 13.1% reported in 2008, this as a result of the sales increase of chicken and egg products.

Selling, general and administrative expenses

Total operating expenses in 2009 were Ps. 2.5 million, an increase of 4.5%, as compared to 2008, which resulted primarily from the increase in our distribution expenses. Total expenses accounted for 10.8% of the Company’s total net revenues, a decrease when compared with the 12.0% reported for year 2008.

Operating income

The consolidated operating result for 2009 was a profit of Ps. 1.4 billion, representing an increase from the Ps. 230.0 million reported in 2008. The operating margin for 2009 was 6.1%, as compared to the 1.1% reported in 2008.

Other income (expense), net

In 2009, we had other expenses, net of Ps. 65.2 million, as compared to other expenses, net of Ps. 21.0 million in 2008, mainly due to lower income attributable to sales of waste animals, raw materials and by products and lower tax incentives.  See Note 17 to our Audited Consolidated Financial Statements for more detail.

Comprehensive financial results

During 2009, we recorded a comprehensive financing cost of Ps.133.2 million, compared with a cost of Ps. 1.4 billion in 2008, which resulted from a reduction in the valuation of financial instruments. Net interest position and the impact on the valuation of our financial instruments was a loss of Ps. 95.3 million in 2009, much lower than the loss of Ps. 1.5 billion reported in 2008.  See Note 10-a to our Audited Consolidated Financial Statements for more detail.

Income (loss) before income  taxes and non-controlling interest

Income before income taxes and non-controlling interest was Ps. 1.2 billion 2009 as compared to a loss of Ps. 1.2 billion in 2008.  This increase is mainly attributable to an increase in gross profit and a decrease in our comprehensive financing cost.

The total taxes recognized by the Company at 2009 year end totaled Ps. 406.4 million; this amount includes a one-time charge of Ps. 188.8 million based on the recognition of a deferred income taxes relating to a change in the tax rate for 2010 following the Mexican tax reforms and does not affect the Company’s cash flow.  See Note 16-d of the Audited Consolidated Financial Statements for more details.

Net (loss) income

Net income for 2009 was Ps. 809.0 million, representing a net income per share outstanding of Ps. 1.35 pesos (or U.S. $1.24 per ADS), compared with a net loss in 2008 of Ps. 886.0 million, or a loss of $1.48 per share (loss of U.S. $1.35 per ADS).  This reversal was largely a result of our positive operating and financial results, partially offset by the increase in our total taxes.

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

With respect to the table egg industry, domestic production increased by 1.2%, which led to a better balance between supply and demand in the market.

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

Net revenues

Net sales during 2008 were Ps. 20.1 billion, 10.5% higher than the Ps. 18.2 million reported in 2007.  This was due to an increase in sales in all of our business lines.  For more detail, see the table included in Item 5: “Operating and Financial Review and Prospects - Summary” above.

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

Table egg sales grew by 20.4% in 2008 as compared to sales in 2007 due to a 23.9% price increase, partially offset by a 2.8% decrease in volume.  The sales increase was due to stable supply in the Mexican table eggs industry and strong demand for our table eggs products during most part of the year, of which more than 50.0% are packaged under our brand name.

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

In 2008 and 2007, we recognized Ps.16.4 million and Ps. 10.8 million, respectively, in revenue as a result of the fair valuing part of the Company’s biological assets and agricultural products.  See Note 2-g, and Note 6-b in our Audited Consolidated Financial Statements for more detail.

Cost of sales

Our consolidated cost of sales in 2008 was Ps. 17.5 million, an increase of 20.8% with respect to 2007, as a result of the substantial increases in the prices of raw materials, particularly grains, which are the most important components of our costs of sales.

Gross profit

As a percentage of net sales, gross profit was 13.1% in 2008, compared to 21.0% reported in 2007.  The decrease was mainly due to a sharp increase in the cost of sales.

Selling, general and administrative expenses

The operating expenses of the Company in 2008 amounted to Ps. 2.4 billion, an increase of 7.4% as compared to 2007, primarily due to increases in sales and distribution expenses.  Total expenses accounted for 12.0% of the Company’s total net revenues, representing a decrease of 0.3% when compared with the 12.3% reported for 2007.

Operating income

The consolidated operating result for 2008 was a profit of Ps. 230.1 million, lower than the Ps. 1.5 billion profits reported in 2007.  The operating margin was 1.1% in 2008, as compared to the 8.2% reported in 2007.

Other income, net

Other income, net represented a net cost of Ps. 21.0 million in 2008 as compared to a gain of Ps. 69.6 million in 2007, mainly due to lower income for sales of waste animals, raw materials and by products, lower tax incentives and higher employee profit sharing contributions.  See Note 17 of the Audited Consolidated Financial Statements for more detail.

Comprehensive financial results

The Company had negative comprehensive financial results of Ps. 1.4 billion in 2008, as compared to the comprehensive financing income of Ps. 19.1 million achieved in 2007.  This reversal was primarily due to negative results in our exchange rate derivative instruments and grain hedge positions.  Our net interest position and the impact on the valuation of our financial instruments was a loss of Ps. 1.5 billion in 2008, partially offset by our foreign exchange gain of Ps. 160.2 million.  See Note 10-a of our Audited Consolidated Financial Statements for more detail.

Income (loss) before income taxes, and non-controlling interest

Loss before income taxes and non-controlling interest was Ps. 1.2 billion in 2008, as compared to an income of Ps. 1.6 billion in 2007.

At December 31, 2008, the Company recognized an income tax benefit in an amount totaling Ps. 274.0 million, compared to an income tax expense of Ps. 312.7 million reported in 2007.  See Note 16-a of the Audited Consolidated Financial Statements for more details.

Net (loss) income

The Company reported a consolidated net loss of Ps. 886.0 million for 2008, representing a loss per share of Ps. 1.48 (equivalent to U.S.$1.35 per ADS), as compared to a consolidated net profit in 2007 of Ps. 1.3 billion or Ps. 2.12 per share (equivalent to U.S.$1.95 per ADS).  This decrease is due to the lower operating income and the negative comprehensive financial results in 2008.

Income Tax, Asset Tax and Flat Rate Business Tax, Year 2009

Industrias Bachoco and all of its subsidiaries file separate income tax returns.  Bachoco, the Company’s main subsidiary, is subject to the simplified regime, which rate has been set at 19.0% since 2007.  This simplified regime is applicable to agriculture, cattle-raising and fishing, among others.

Income Tax

In 2009, a tax reform was authorized by which, as of 2010, the tax rate was increased from 19.0% to 21.0% in the simplified regime and from 28.0% to 30.0% in the general regime. The Company recognized the result of this change in 2009, in a charge to results of Ps. 188.8 million, which is reflected in deferred taxes under the line item “Adjustment to deferred tax assets and liabilities for enacted changes in tax law and rates.”

Flat Rate Business Tax (IETU)

On October 1, 2007, new laws were published and a number of tax laws were revised relating to the Flat Rate Business Tax (IETU). These laws came into effect on January 1, 2008. The IETU rate was set at 16.5% for 2008, 17.0% for 2009 and 17.5% for 2010 and thereafter, based on cash flows, and limits certain deductions. The IETU is required to be paid only when it is greater than the income tax to be paid in any given year. To determine the IETU base in  a given  year, gross income tax (before subtracting deductions) is subtracted from the net income tax (after subtracting deductions), with the difference being the IETU base.  If a negative IETU base is determined because deductions exceed income tax, there will be no IETU payable.  Instead, the amount of the negative IETU payable base multiplied by the IETU rate results in an IETU credit, which may be applied against the income tax due for the same year or, if applicable, against any IETU payable in the next ten years.

Asset Tax (AT)

In 2007, a new law was enacted that resulted in the derogation of the asset tax law beginning on January 1, 2008.  In 2007, the asset tax rate was payable at 1.25% and liabilities were no longer deductible from the asset tax base.  At December 31, 2009, the Company had Ps. 4.5 million in asset tax credits. See Note 16-c to the Audited Consolidated Financial Statements for more detail.

Base Year	Asset tax restated at December 31, 2009	Year of expiration
2005	1.5	2015
2006	3.2	2016
Million of Ps.	4.7

Reconciliation to U.S. GAAP

The Company’s Audited Consolidated Financial Statements are prepared in accordance with Mexican Financial Reporting Standards (“MexFRS”), which differ in certain respects from U.S. GAAP.

The principal differences between MexFRS and U.S. GAAP, as they relate to us, with an explanation, where appropriate, of the method used to determine the adjustments that affect income and stockholders’ equity, and any additional applicable disclosures as applicable are described in the Note 21 of our Audited Consolidated Financial Statements. Our consolidated majority net income under U.S. GAAP was Ps. 1.3  billion in 2007, a net loss of Ps. 869.4 million in 2008, and a net income of Ps. 787 million in 2009 compared to a net income of Ps. 1.3billion, a net loss of Ps. 886.0 million and net income of Ps. 809.0 million, respectively, under Mexican FRS.

Bachoco has applied Statement of Financial Accounting Standards (SFAS) No.109, (included in FASB ASC Subtopic 740-10- Income taxes – Overall) (FIN 48.) Accounting for Income Taxes, for all periods presented. The deferred tax adjustment included in the net income (loss) and stockholders’ equity reconciliations includes the effect of deferred taxes on all U.S. GAAP adjustments reflected in the reconciliation from Mexican FRS to U.S. GAAP. Under U.S. GAAP, the Company recognizes a deferred tax liability associated with profits originated during the simplified regime that have not paid income tax previously, but would be subject to taxation upon future distributions under the Mexican tax law. Due to the accounting change in Mexican FRS in 2008, this concept generates a reconciling difference to U.S. GAAP. The deferred tax liability under this concept amounted Ps. 284.2 million and Ps. 275.0 million as of December 31, 2008 and 2009, respectively.

For U.S. GAAP purposes, goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB ASC Topic 350, Intangibles – Goodwill and Other (Statement No. 142, Goodwill and Other Intangible Assets.) Up to December 31, 2004, we recognized an accumulated effect (increase in equity) of Ps. 58.7 million for the non amortization of goodwill, under U.S. GAAP. In 2007, 2008 and 2009, we performed the required impairment tests of goodwill and did not result an impairment charge.

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

Fair value information presented in Note 21 to our Audited Consolidated Financial Statements is based on information available at December 31, 2009 and 2008. Although we are not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been updated since those dates; therefore, the current estimates of fair value at dates after December 31, 2009 and 2008, could differ significantly from these amounts.

Use of Estimates in Certain Accounting Policies

In preparing our Audited Consolidated Financial Statements, we make estimates concerning a variety of matters.  Some of these matters are highly uncertain, and the estimates involve judgments based on the information available to us. The discussion below identifies matters for which the financial presentation would be materially affected (a) if we relied on different estimates that we could reasonably use, or (b) if in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion below addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate.  There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates would not be material to our financial results.

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

Accumulated depreciation expense for property, plant and equipment in 2009 amounted to Ps. 7.7 billion.  As applied to our 2009 financial results, the depreciation was Ps. 662.6 million, or 3.0% of our net revenues.  For further explanation, see Notes 2-h and 7 to the Audited Consolidated Financial Statements.

Allowance for Productivity Declines

The allowance for decline in productivity of our breeder chickens and swine is estimated based on expected future life under straight line method.  See Note 2g in our Audited Consolidated Financial Statements for more detail.

Inventory Valuation

Inventories

At December 31, 2008 and 2009, our inventories are stated at the lower of historical cost determined by the average cost method or market (replacement cost), provided that replacement cost is not less than net realizable value.

Agriculture

Our Audited Consolidated Financial Statements recognize the requirements of Mexican FRS E-1, “Agriculture,” which establishes the rules for recognizing, measuring, presenting and disclosing biological assets and agricultural products.

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

We are exposed to financial risks due to changes in the price of chicken. We estimate that the price of chicken will not fall sharply or significantly in the near future; consequently, we have not entered into any derivative agreement or any other type of agreement to offset the risk of a drop in the price of chicken.

For more details, see “Inventories and biological assets” in Note 6 of the Audited Consolidated Financial Statements.

Allowance for Doubtful Accounts

The Company’s policy is to record an allowance for doubtful accounts for balances which are not likely to be recovered. In establishing the required allowance, management considers historical losses, current market conditions, and our customers’ financial condition, the amount of receivables in dispute originated by price differences and the aging of our current receivable and current payment patterns.

Pension Plan

We have a retirement plan in which all non-union workers participate.  Pension benefits are based on the salary of workers in their final three years of service, the number of years worked and their age at retirement.  See Note 2-m and Note 14 to our Audited Consolidated Financial Statements.

This plan includes:

•
Defined contribution plan: This fund consists of employee and Company contributions. The employee contribution percentage ranges from 1.0% to 5.0%.  The Company contribution ranges from 1.0% to 2.0% in the case of employees with less than 10 years seniority, and the same contribution percentage as the employee (up to 5.0%) when the employee has more than 10 years’ seniority.

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

Valuation Allowance for Deferred Tax Assets

In assessing our ability to realize deferred tax assets, management considers whether it is more likely than not that part or all of the deferred tax assets will not be realized taking into account that the final ability to realize our deferred tax assets is dependent upon the generation of future taxable income during the periods in which such assets  become deductible. We also consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The valuation allowance for deferred tax assets as of January 1, 2008 and 2009 amounted to Ps. 4.6 million and Ps. 28.0 million, respectively. See note 16-e to our Audited Consolidated Financial Statements.

B.	Liquidity and Capital Resources

Our working capital (current assets less current liabilities) increased year over year from Ps. 4.6 billion on December 31, 2008 to Ps. 5.2 billion on December 31, 2009.  Such increase was mainly due to an increase in the cash and investments and a decrease in derivative financial instruments as current liabilities accounts.  The ratio of current assets to current liabilities on December 31, 2009 was 2.9.

Cash and investments were Ps. 2.6 billion on December 31, 2009, representing an increase of Ps.553 million or 27.7% from the previous year.  The increase was primarily due to our positive operating results.

Inventories were Ps. 3.6 billion as of December 31, 2009, representing a decrease of Ps. 360 million or 9.1% from the previous year, due mainly to a decrease in our inventories in raw materials.

Total debt, including the current portion of long term debt, equaled Ps. 963.8 million as of December 31, 2009, higher than the Ps. 625.9 million reported as of December 31, 2008.  This 54.0% of increase is due to new debt obligations taken in 2009, an increase in notes payable to banks to Ps. 234.3 million in 2009 from Ps. 40.0 million in 2008 and an increase in current installments of long-term debt to Ps. 357.6 million in 2009 from Ps. 194.2 million reported in 2008.

Long term debt on December 31, 2009 represented 2.5% of our capitalization, compared to 2.7% reported on December 31, 2008.

Stockholders’ equity increased by 3.4%, to Ps. 14.6 billion on December 31, 2009 from Ps. 14.1 billion on December 31, 2008.

In 2009, capital investments amounted to Ps. 988 million, most of which were financed with resources generated from our own operations.  These capital investments were used mainly to finance a business agreement, productivity projects, production growing capabilities and infrastructure improvements to keep facilities in good operating conditions. See Item 4: “Capital Expenditures”  for more detail.

We are a holding company with no significant operations of our own. We principally engage in transactions with our subsidiaries.  We will have distributable profits and cash to pay dividends only to the extent that we receive dividends from our subsidiaries, principally BSACV.  The amount of dividends payable by our subsidiaries and us is also subject to general limitations under Mexican corporate law. See our Consolidated Statement of Cash Flow in our Audited Consolidated Financial Statements for more details.

We consider our current level of working capital to be sufficient for our operations.

 We expect to finance our capital expenditures, additional working capital, and debt service obligations from our current liquidity and capital resources, cash flows and from additional borrowings from our existing sources of debt financing, although we will also consider other sources of debt financing if they are available on advantageous terms.  For a discussion of our use of hedging instruments, please see Note 10-a and 10-b of our Audited Consolidated Financial Statements.

We entered into operating leases for certain offices, production sites, computer equipment, and automobiles.  These agreements have terms ranging between one and five year periods and some of them contain renewal options.  Rental expenses under these leases for 2007, 2008 and 2009 were Ps. 153.2 million, Ps. 167.9 million and Ps. 177.3 million,  respectively.  See Note 11 to our Audited Consolidated Financial Statements for more detail.

C.	Research and Development, Patents and Licenses, etc.

None

D.	Trend Information

For a description of trends in our product lines, see Item 5:  “General – Trends in Product Prices for Bachoco” above.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements of the type that we are required to disclose under this Item.

F.	Tabular Disclosure of Contractual Obligations

Our major categories of indebtedness included the following:

•	As of December 31, 2009, we have Ps. 591.9 million in notes payable to banks and current installments of long term debt.

•
Long term debt to banks, as of December 31, 2009, was Ps. 372.0 million outstanding (excluding current portion), which is less than the Ps. 391.7 million outstanding on December 31, 2008.  The weighted average interest rates on long term debt for 2008 and 2009 were 12.9% and 6.8%, respectively.  See Note 9 of the Audited Consolidated Financial Statements for more detail.

The following table summarizes long-tem debt as of December 31, 2009.  The table does not include short-term debt, accounts payable or pension liabilities.

	Payments Due by Period (millions of constant pesos as of December 31, 2009)

Contractual Obligations	Total		2011	2012	2013	2014
Long-term debt	Ps.	371.9	333.4	19.0	12.0	7.5
Operating leases	Ps.	446.1	131.0	115.2	101.5	98.4

G.	Safe Harbor

Not applicable.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

The following table identifies our directors, alternate directors, Honorary Chairman of the board and Secretary of the board as of June 2010, their positions and their years of service:

Name	Position	Years as a Member of the Board of Directors
Enrique Robinson Bours Almada	Honorary Chairman of the board	56
Mario Javier Robinson Bours Almada	Life Honorary Shareholder Director	56
Francisco Javier R. Bours Castelo	Chairman of the Board and Proprietary Shareholder Director	28
Eduardo Rojas Crespo	Secretary of the Board	2
Jose Gerardo Robinson Bours Castelo	Proprietary Shareholder Director	2
Juan Bautista Salvador Robinson Bours	Proprietary Shareholder Director	56
Jesús Enrique Robinson Bours Muñoz	Proprietary Shareholder Director	16
Jesús Rodolfo Robinson Bours Muñoz	Proprietary Shareholder Director	8
Arturo Bours Griffith	Proprietary Shareholder Director	16
Octavio Robinson Bours	Proprietary Shareholder Director	13
Ricardo Aguirre Borboa	Proprietary Shareholder Director	16
José Eduardo Robinson Bours Castelo	Alternate Director	16
Juan Salvador Robinson Bours Martínez	Alternate Director	16

José Francisco Bours Griffith	Alternate Director	16
Guillermo Pineda Cruz	Alternate Director	16
Avelino Fernández Salido	Independent Director	7
Humberto Schwarzbeck Noriega	Independent Director	7

The following table identifies the relationships among the Bours family members:

Brothers and Co- Founders	Sons	Nephews	Son in Law
Enrique Robinson Bours Almada	• Jesús Enrique Robinson Bours Muñoz • Jesús Rodolfo Robinson Bours Muñoz	• Arturo Bours Griffith	Gillermo Pineda Cruz
Mario Javier Robinson Bours Almada	• Francisco Javier R. Bours • José Gerardo Robinson Bours Castelo • Jose Eduardo Robinson Bours Castelo	• Jose Francisco Bours Griffith
Juan Bautista Salvador Robinson Bours Almada	Juan Salvador Robinson Bours Martínez	• Octavio Robinson Bours	Ricardo Aguirre Borboa

Our bylaws provide for the creation of an executive committee of the Board of Directors, which may exercise certain of the Board’s powers in full, subject to certain limitations.

Mr. Enrique Robinson Bours Almada, Chairman of the board and co-founder of the Company retired in April 2002.  Mr. Bours led the Company for 50 years.  The Board named as his successor Mr. Javier Robinson Bours Castelo, Mr. Enrique Robinson Bours’s nephew.  Mr. Bours Castelo has been at Bachoco for 28 years as a member of the board and served as Vice-Chairman for ten years.

Mr. Mario Javier Robinson Bours Almada, member of the Board of Directors retired in April 2008, and was named as a Life Honorary Propriety Shareholder Director.  On the same date, the Board named Mr. José Gerardo Robinson Bours Castelo as a Proprietary Shareholder Director in the place of Mr. Mario Javier Robinson Bours Almada.

In order to fully comply with current Mexican Corporate and Securities Market Laws in which Bachoco’s Shares are traded, we ratified our Board of Directors at our stockholders’ meeting held on April 28, 2010.  As of June 2010, our Board of Directors is composed of the following members:

o
Proprietary Shareholder Directors: Francisco Javier R. Bours Castelo (Chairman of the Board), Jose Gerardo Robinson Bours Castelo, Juan Bautista S. Robinson Bours Almada, Jesús Enrique Robinson Bours Muñoz, Jesús Rodolfo Robinson Bours Muñoz, Arturo Bours Griffith, Octavio Robinson Bours, Ricardo Aguirre Borboa.

o	Alternate Directors: José Eduardo Robinson Bours Castelo, Juan Salvador Robinson Bours Martínez, José Francisco Bours Griffith, Guillermo Pineda Cruz.

o	Independent Directors: Avelino Fernández Salido, Humberto Schwarzbeck Noriega.

o	Life Honorary: Enrique Robinson Bours Almada and Mario Javier Robinson Bours Almada.

o	Secretary of the Board of Directors: Eduardo Rojas Crespo

Francisco Javier R. Bours Castelo, Chairman of the Board of Directors, has been a member of the board for 28 years, and has been Chairman since 2002.  Before that, he was Vice-Chairman for several years.  Mr. Bours holds a degree in Civil Engineering from the Instituto Tecnológico y de Estudios Superiores Monterrey (ITESM).  He currently serves as Chairman of the Boards of Directors of the following companies:  Megacable Holdings, S.A.B. de C.V., Congeladora Hortícola, S.A. de C.V., Inmobiliaria of Trento S.A. de C.V., Agriexport S.A. de C.V., Acuícola Boca, S.A. de C.V., Industrias Boca, S.A. de C.V., and Centro de Servicios Empresariales del Noreste, S.A. de C.V.

José Gerardo Robinson Bours Castelo, Proprietary Shareholder Director, is member of the board since April 2008.  He previously served as Systems Manager.  Mr. Bours, holds a degree in Computer Engineering from the ITESM.  He currently serves as member of the following companies:  Grupo Megacable, S.A. de C.V., Congeladora Hortícola, S.A. de C.V., Acuícola Boca, S.A. de C.V., Industrias Boca, S.A. de C.V. and Promotora Empresarial del Noroeste, S.A. de C.V.  He is also Chairman of Fundación Mexicana para el Desarrollo Rural del Valle del Yaqui and the ITESM in Obregón.

Juan Bautista S. Robinson Bours Almada, Proprietary Shareholder Director, has been a member of the board for 56 years and is a co-founder of Industrias Bachoco S.A.B. de C.V.

Jesús Enrique Robinson Bours Muñoz, Proprietary Shareholder Director, has been a member of the board for 16 years, having previously served as Production Director and Divisional Manager.  Mr. Robinson Bours holds a degree in Engineering from the University of Arizona.  He is also a member of the Board of Directors of San Luis Corporación S.A. de C.V., and Megacable S.A. de C.V.

Jesús Rodolfo Robinson Bours Muñoz, Proprietary Shareholder Director, has been a member of the board for 8 years.  Mr. Robinson Bours previously served in the Company as Production Manager in the Northwest and Bajio divisions, Commercial Manager in Northwest Division and Purchasing Manager at the Bajio Division.  Mr. Robinson Bours holds a degree in Agricultural Engineering from the University of Arizona.  He has business experience in agriculture and raising livestock with Agrícola Monte Cristo S.A. de C.V., Agrícola Río Yaqui S.P.R. de R.L., Agrícola Nacapul S.P.R. de R.L. and Ganadera Cocoreña S.P.R. de R.L.

Arturo Bours Griffith, Proprietary Shareholder Director, has been a member of the board for 16 years.  Mr. Bours Griffith completed professional studies at the University of Arizona.  He is also Chairman of the board of Qualyplast, S.A. de C.V., and a member of the board of Megacable, S.A. de C.V., Promotora Empresarial del Noroeste, S.A. de C.V., and Taxis Aereos del Noroeste, S.A. de C.V.

Octavio Robinson Bours, Proprietary Shareholder Director, has been a member of the board for 13 years.  Mr. Robinson Bours holds a degree in Agricultural Engineering from the ITESM.  He has experience in producing swine, and is also a member of the board of Choya, S.A. de C.V., and Granos Santa Fe, S.A. de C.V.

Ricardo Aguirre Borboa, Proprietary Shareholder Director, was also an Independent Director until April 2007.  Mr. Aguirre has been a member of the board for 16 years.  He is also a member of the Board of Directors of the newspaper El Debate and he holds a degree in Agricultural Engineering from the ITESM.  He has experience in agriculture and pork production.  Mr. Aguirre Borboa is also member of the board of Gasolinera Servicios del Valle del Fuerte S.A. de C.V., Periódico el Debate de los Mochis, and Tepeyac Produce, Inc.

José Eduardo Robinson Bours Castelo, Alternate Director, has been a member of the board for 16 years.  Mr. Robinson Bours holds a degree in Industrial Engineering from the ITESM.  He was previously Commercial Director of Industrias Bachoco, a Senator of the Mexican Congress and is currently governor of the state of Sonora.

Juan Salvador Robinson Bours Martínez, Alternate Director, has been a member of the board for 16 years, and has served Bachoco as Purchasing Manager.  Mr. Robinson Bours holds a degree in Industrial Engineering from the ITESM.  His other appointments include Chairman of the board and CEO of Llantas y Accesorios, S.A. de C.V. and member of the Board of Mega Cable Holdings, S.A.B. de C.V.

José Francisco Bours Griffith, Alternate Director, has been a member of the board for 16 years.  He holds a degree in Civil Engineering from the Universidad Autónoma de Guadalajara.  Mr. Robinson Bours has worked at Bachoco as Engineering Manager.  He is currently dedicated to agricultural operations and has run an aquaculture farm for nine years.

Guillermo Pineda Cruz, Alternate Director, has been a member of the board for 16 years.  He is also a member of the Board of Directors of Banamex and was a regional member of the Board of Directors of Grupo Financiero Serfín, Inverlat and InverMexico.  Mr. Pineda holds a degree in Civil Engineering from the ITESM and a master’s degree in Business Administration from the Instituto Tecnológico de Sonora.  He co‑founded Edificadora Pi‑Bo, S.A. de C.V. in 1983 and is its President and CEO.

Avelino Fernández Salido, Independent Director, is member of the board since 2003.  He is also a member of the board of Banco Nacional de Mexico, BBVA Bancomer, and Banca Serfín.  His business experience is in the marketing of grains.

Humberto Schwarzbeck Noriega, Independent Director, is member of the board since 2003.  He holds a degree in economics from the ITESM.  He is currently CEO of Yeso Industrial de Navojoa S.A. de C.V. and Chairman of the Board of Promotora de Manufacturas S.A. de C.V.

Eduardo Rojas Crespo, was named Secretary of the Board of Directors on April 23, 2008.  Mr. Rojas has worked for Bachoco since 2004 as our Chief Legal Officer.  Before joining Bachoco, Mr. Rojas worked for 10 years as the Chief Legal Officer of Grupo Fimex.  He holds a law degree from the Universidad Nacional Autónoma de Mexico (UNAM) and a post-graduate diploma in Environmental Law and Due Diligence and a master’s degree in Corporate Laws, both from the Anáhuac University.

Executive Officers

Our executive officers as of June 2010 are set forth in the table below:

Name	Position	Age
Cristóbal Mondragón Fragoso	Chief Executive Officer	64
Daniel Salazar Ferrer	Chief Financial Officer	45
David Gastélum Cazares	Director of Sales	58
José Luis López Lepe	Director of Personnel	64
Rodolfo Ramos Arvizu	Technical Director	52
Ernesto Salmón Castelo	Director of Operations	47
Andres Morales Astiazaran	Director of Marketing and Value-added Products	41
Marco Antonio Esparza Serrano	Comptroller Director	54

Cristóbal Mondragón Fragoso, Chief Executive Officer, joined us in 1982 and assumed his current position in 2001.  Previously, Mr. Mondragón served as Administration Manager, as Manager of Corporate Finance and as Chief Financial Officer.  Before joining us, Mr. Mondragón worked as an accountant for three years.  Later he joined La Hacienda, S.A. de C.V., where he held the positions of Auditor, Accountant, Head of Processing Systems, Audit Manager, Administration Manager and Comptroller.  Mr. Mondragón holds an Accounting degree from the UNAM.

Daniel Salazar Ferrer, Chief Financial Officer, joined us in 2000 and assumed his current position in January 2003.  Previously, Mr. Salazar worked for four years as Chief Financial Officer at Grupo Covarrubias and as Comptroller at Negromex, a company of Grupo Desc.  Mr. Salazar holds an Accounting degree from Universidad Tecnológica de Mexico and a master’s degree in Business Administration from the ITESM.

David Gastélum Cazares, Director of Sales, joining us in 1979 and assumed his current position in 1992.  Previously, Mr. Gastélum served as a pullet salesman in the states of Sonora and Sinaloa, National Sales Manager of Live Animals and Eggs, Manager of the Northwest Division, Manager of the Mexico City Division and National Sales Manager.  Before joining us, Mr. Gastelúm worked at La Hacienda, S.A. de C.V. as Technical Advisor and as Area Officer for the Southeast Division.  Mr. Gastélum holds a degree in Veterinary Medicine from the school of Veterinary Medicine of the UNAM.

José Luis López Lepe, Director of Personnel since 1993. Before joining us Mr. López worked as a teacher in several institutions as well as with Grupo Condumex, where he was Director of Personnel.  Mr. López holds a degree in Physics and Chemistry from the Escuela Normal Superior and a degree in Business Administration from Instituto Tecnológico Autónomo de Mexico.

Rodolfo Ramos Arvizu, Technical Director, joined us in 1980 and assumed his current position in 1992.  Previously, Mr. Ramos held positions in the Egg Quality Control Training Program and in Poultry Management as well as serving as Supervisor of the Commercial Egg Production Training Program, Manager of Raw Material Purchasing and as a Director of Production.  Mr. Ramos holds a degree in Agricultural Engineering from the ITESM.

Ernesto Salmón Castelo, Director of Operations, joined us in 1991 and assumed his current position in 2000.  Previously, Mr. Salmón worked for Gamesa, S.A. de C.V. and for us as Sales Manager in Sonora, Northwestern Distribution Manager, Manager of the Processing Plant in Celaya, Southeastern Division Manager and Bajio Division Manager.  Mr. Salmón holds a degree in Chemical Engineering from Instituto Tecnológico de Sonora and a master’s degree in Business Administration from the ITESM.

Andrés Morales Astiazaran, Director of Marketing and Value-added Products since July 2006.  Before joining us, Mr. Morales worked for 4 years as Sales and Marketing Vice President in Smithfield Foods, a U.S. Company with offices in Sonora, Mexico.  Previously Mr. Morales worked for Bachoco as Marketing Manager, Manager of the Northeast division and then as National Manager of Bachoco.  Mr. Morales holds an accounting degree from the ITESM and attended marketing courses at Northwestern University, the University of Chicago, the ITESM and the IPADE (D1).

Marco Antonio Esparza Serrano, Comptroller Director since March 2009.  Before joining Bachoco, Mr. Esparza worked for more than 25 years in the pharmaceutical industry for three multinational companies, two American companies and one German company.  During that time, Mr. Esparza managed and directed every area within Finance and Administration as Accounting Manager, Tax Manager Comptroller, Financial Planning Director and Finance Director.  Mr. Esparza holds a degree in public accounting and several post-graduate diplomas in Business Administration, Economics and Direction of Enterprises from universities such as Instituto Politecnico Nacional, University of California at Berkeley, the ITESM, University of Almeria Spain and the IPADE.

Audit Committee

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

There were changes in the audit committee during the ordinary stockholder’s meeting held on April 25, 2007; Mr. Francisco Javier R. Bours Castelo is no longer a member of the audit committee and the audit committee is now comprised of the following members: Avelino Fernández Salido (President), Humberto Schwarzbeck Noriega, Ricardo Aguirre Borboa. Mr. Ricardo Aguirre Borboa represents the controlling shareholders and has no voting rights in the audit committee.

B.	Compensation

For the year ended December 31, 2009, we paid approximately Ps. 35.2 million in aggregate compensation to our directors and executive officers, for services they rendered in their respective capacities.

C.	Board Practices

We do not have any special agreements or contracts with any member of our board. All of our board members are subject to the specific expiration dates of their current terms of office.

D.	Employees

As of December 31, 2007 2008 and 2009 we had 23,088, 23,248 and 24,065 employees, respectively.

In 2009, approximately 49.5% of our employees were members of labor unions.  Labor relations with our employees are governed by 58 separate collective labor agreements, each relating to a different group of employees and negotiated on behalf of each such group by a different labor union.  As is typical in Mexico, wages are renegotiated every year while other terms and conditions of employment are renegotiated every two years.  We seek to attract dependable and responsible employees to train at each of our plants and facilities.  We offer our employees attractive salary and benefit packages, including a pension and savings plan.

We believe that we have good relations with our employees.  We have not experienced significant work stoppages as a result of labor problems.

E.	Share Ownership

To the best of our knowledge, no individual director or manager holds Shares of the Company.  At this time, we have not developed a share options plan for our employees.

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

During the extraordinary meeting held on April 26, 2006 Shareholders approved the Company’s plan to convert the Series L Shares into Series B Shares, with full voting rights, as well as the dissolution of UBL and UBB Units into their components Shares.

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

Control Trust

After the conversion of L Shares to B Shares in 2006, the Control Trust  and the Family Trust own the same number of Shares (496,500,000 Shares or 82.75% of outstanding Shares).  However, these Shares are all now Series B Shares.

In November 2008, the Robinson Bours family created a third trust with 102,000,000 Shares, which were taken from one of the existing trusts.  The purpose of this new trust is to serve as collateral for the Company’s loan indebtedness.  The three trusts together accounted for 496,500,000 Shares outstanding on December 31, 2008 and there has been no change in the position of each holder.

In the second half of 2009, the third trust was eliminated and the Shares returned to the original trust.

Apart from the ownership set forth above, at the end of April 2010, Fidelity Management & Research Co. owned 4.6% of our Common Stock, equal to a total of 2,300,000 ADS’s.

Repurchase of Shares

In November 1998, in accordance with rules established by the CNBV, we established a reserve in the amount of Ps. 180.0 million in nominal pesos, for the repurchase of Shares.  At the end of 2009, the Company had repurchased zero Shares.

During our stockholders’ meeting of April 28, 2010, we capped the share repurchase program for 2010 at a maximum amount of Ps. 273 million.  During 2010, we did not repurchase Shares.

The following table sets forth the estimated percentages of the Shares held in Mexico and other Countries as of April 30, 2010.

Year	Percentage

Mexico	85.24%
Other Countries	14.84.6%

As of April 30, 2010, from the 100.0% of the total Shares of the Company, we accounted for approximately 38 shareholders in the NYSE and 67 in the BMV.

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

We have engaged in a variety of transactions with entities owned by members of the Robinson Bours family, all of which we believe were consistent with this policy and not material to our business and results of operations.  All of these transactions are described below.  See Note 5 to the Audited Consolidated Financial Statements.  We expect to engage in similar transactions in the future.

We regularly purchase vehicles and related equipment from distributors owned by various members of the Robinson Bours family.  The total amount spent on such purchases was Ps. 96 million, Ps. 157 million and Ps. 139 million for the years ended December 31, 2007, 2008 and 2009, respectively.  The distribution of vehicles and related equipment is a highly competitive aspect of business in the areas in which we operate.  We are not dependent on affiliated distributors and are able to ensure that the pricing and service we obtain from affiliated distributors are competitive with those available from other suppliers.

The Robinson Bours Stockholders own Taxis Aéreos del Noroeste, S.A. de C.V., an air transport company that provides transportation for members of the Board of Directors to and from meetings at our headquarters in Celaya.  We paid Ps. 3 million, Ps. 2 million and Ps. 10 million for the years ended December 31, 2007, 2008 and 209, respectively, for such transportation.

We purchased feed and packaging materials from enterprises owned by Robinson Bours Stockholders, the family of Enrique Robinson Bours and the family of Juan Bautista Robinson Bours.  The cost of such purchases was Ps. 193 million, Ps. 428 million and Ps. 415 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Our accounts payable to related parties totaled Ps. 50 million and Ps. 68 million as of December 31, 2008 and 2009, respectively.  These transactions took place among companies owned by the same set of stockholders.  See Note 5 to the Audited Consolidated Financial Statements.

Neither we nor our subsidiaries have loaned any money to any of our directors or officers, controlling shareholders or entities controlled by these parties.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Our Audited Consolidated Financial Statements are included in Item 18.  The financial statements were audited by independent registered public accounting firms and are accompanied by their audit reports.

On August 28, 2008, we announced that the Company’s Board of Directors, as per the Audit Committee’s recommendation, approved the selection of KPMG Cárdenas Dosal, S.C. as the Company’s independent auditor, effective as of August 27, 2008.

The Audited Consolidated Financial Statements have been prepared in accordance with Mexican FRS, which differ in certain respects from U.S. GAAP.  Note 21 to the Audited Consolidated Financial Statements provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of Consolidated stockholders’ equity, consolidated net income, a consolidated statement of stockholders’ equity and a consolidated cash flow statement under U.S. GAAP as of December 31, 2008 and 2009, and for the years ended December 31, 2007, 2008 and 2009.

Legal Proceedings

We are a party to certain legal proceedings in the ordinary course of our business.  We believe that none of these proceedings, individually or in the aggregate, is likely to have a material adverse effect on the Company’s Audited Consolidated Financial positions and consolidated results of operations.

Dividends Policy

Pursuant to Mexican law and our bylaws, the declaration, amount and payment of annual dividends are determined by a majority vote of the shareholders, generally but not necessarily on the recommendation of the Board of Directors.

In 2007, 2008 and 2009, we declared and paid cash dividends at nominal values of Ps. 353.9, Ps. 353.94 and Ps. 250.0 million, respectively.

Although there can be no assurance as to the amount or timing of future dividends, we expect to pay an annual dividend pro rata to holders of outstanding Shares in an amount of approximately 20.0% of the prior year’s net income.  The declaration and payment of dividends will depend on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors and the shareholders, including debt instruments which may limit our ability to pay dividends.

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

B.	Significant Changes

Significant Changes in Accounting Practices

Recently issued accounting standards

The CINIF has issued the following Mexican FRS, applicable for years beginning on or after January 1, 2010 or 2011, as indicated.

(a)	Mexican FRS B-5 “Segment information”- Mexican FRS B-5 is effective as of January 1, 2011. Changes from superseded Bulletin B-5 “Segment Information” include the following:

•
The information to be disclosed by operating segment is that which is regularly used by senior management.  The FRS does not require primary or secondary segment reporting, nor does it require segment reporting for products and services (economic segments), geographical areas or homogenous groups.  Disclosure of information on the consolidated entity’s products or services, geographical areas and principal clients and suppliers is required.

•	Mexican FRS B-5 does not require that the entity’s business areas be subject to different risks to qualify as operating segments.

•	Mexican FRS B-5 allows business areas in pre-operating stages to be catalogued as operating segments.

•
Mexican FRS B-5 requires disclosure by segment, revenue and interest expense as well all other components of comprehensive financial results (CFR). In specific cases, the FRS B-5 permits disclosure of net interest income.

•	Mexican FRS B-5 requires disclosure of the liability amounts included in the usual operating segment information normally used by senior management in making the entity's operating decisions.

Management is in the process of evaluating the effects of this new Mexican FRS.

(b)
Mexican FRS C-1 “Cash and cash equivalents”- Mexican FRS C-1 supersedes Bulletin C-1 “Cash” and is effective as of January 1, 2010. The principal changes from the former standard include the following:

•	Mexican FRS C-1 requires the presentation of restricted cash and cash equivalents under the balance sheet caption “Cash and cash equivalents.”

•	Mexican FRS C-1 replaces the term “demand temporary investments” with “available demand investments.”

•	Mexican FRS C-1 provides that, to be identified as cash equivalents, the investments should be highly liquid, e.g. those with original maturities of three months or less when purchased.

•	Mexican FRS C-1 defines the following terms: acquisition cost, restricted cash and cash equivalents, highly liquid investments, net realizable value, nominal value and fair value.

Management estimates that initially, Mexican FRS will have an effect on the presentation of  primary investment securities with original maturities of more than three months when purchased.

On January 2009, the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores,“CNBV”) published certain amendments to the Rules for Public Companies and other Participants in the Mexican Securities Market (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a otros Participantes del Mercado de Valores) that require public companies to report financial information in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), effective as of 2012. Early adoption is permitted.

We will adopt IFRS in 2012 and we have delivered to the CNBV a schedule with detailed activities.

ITEM 9.	The Offer and Listing

A.	Offer and Listing Details

On September 19, 1997, Bachoco commenced trading on the Mexican Stock Exchange, and on the New York Stock Exchange through American Depositary Shares (“ADSs,” each comprised of six Units).  The Bank of New York is our Depositary Bank.

As of April 30, 2010, there were 7,381,416 ADSs outstanding, representing 14.8% of the total Shares outstanding, which were held by approximately 38 holders.

The following tables set forth for each year from 2005 to 2009, for each quarter from 2008 and 2009 and for each complete month from December 2009 to May 2010, the high, low and close prices of the Shares on the Mexican Stock as reported by the Mexican Stock Exchange and the high, low and close price of the ADSs on the NYSE as reported by the New York Stock Exchange.

Mexican Stock Exchange (Nominal pesos per Share)				The New York Stock Exchange (U.S.$ per ADS)
Year	High	Low	Close	High	Low	Close
2005	20.70	12.22	17.25	23.02	12.87	19.50
2006	23.70	15.70	23.66	29.00	16.33	29.00
2007	30.96	20.00	28.60	35.11	24.10	31.81
2008	30.15	14.21	15.99	33.34	12.75	14.50
2009	26.00	11.85	25.00	23.16	9.03	23.00

Mexican Stock Exchange (Nominal pesos per Share)				The New York Stock Exchange (U.S.$ per ADS)
Period	High	Low	Close	High	Low	Close
First Quarter 2008	30.15	25.00	26.13	33.34	27.39	29.12
Second Quarter 2008	26.50	23.99	24.99	31.24	27.56	29.60
Third Quarter 2008	25.60	22.76	22.76	31.00	21.59	24.38
Fourth Quarter 2008	22.00	14.21	15.99	24.60	12.75	14.50
First Quarter 2009	18.00	11.85	13.80	15.30	9.03	11.35
Second Quarter 2009	25.00	13.00	23.84	22.57	11.60	21.30
Third Quarter 2009	24.92	21.99	22.90	22.40	20.00	21.00
Fourth Quarter 2009	26.00	21.00	25.00	23.16	18.90	23.00

Mexican Stock Exchange (Nominal pesos per Share)				The New York Stock Exchange (U.S.$ per ADS)
Period	High	Low	Close	High	Low	Close
December 2009	25.05	24.30	25.00	23.16	22.44	23.00
January 20010	25.45	24.00	24.00	23.99	21.50	21.50
February 2010	23.30	21.20	22.99	21.62	19.70	21.51
March 2010	24.35	21.00	22.76	22.60	19.82	22.15
April 2010	22.60	21.00	22.60	22.09	20.41	22.00
May 2010	24.50	20.93	22.88	22.74	19.93	21.10

B.	Plan of Distribution

Not applicable.

C.	Markets

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange (the “Exchange”), founded in 1894 and located in Mexico City, is the only stock exchange in Mexico.  Since 2008, the Mexican Stock Exchange has been a public company, The brokerage houses are currently the only entities authorized to trade on the floor of the Mexican Stock Exchange.

Trading on the Mexican Stock Exchange takes place principally through an automated inter-dealer quotation system known as SENTRA, which is open for trading between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time, each business day.  Each trading day is divided into six trading sessions with ten-minute periods separating each session.  Trades in securities listed on the Mexican Stock Exchange can, subject to certain requirements, also be realized off the Exchange.  Due primarily to Mexican tax considerations, however, most transactions in listed securities are effected through the Exchange.  The Mexican Stock Exchange operates a system of automatic suspension of trading in Shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations, this system does not apply to securities such as the Units that are directly or indirectly (for example, through ADSs) quoted on a stock exchange outside Mexico.

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

Market Regulation

The predecessor of the CNBV was established in 1946 to regulate stock market activity.  The Ley del Mercado de Valores (“Securities Market Law”) of 1975, as amended, regulates the securities markets and brokerage houses and sets standards for the registration of brokers in the Intermediaries Section of the Registro Nacional de Valores e Intermediarios (National Registry of Securities and Intermediaries, or “RNVI”), such registration being a prerequisite to becoming a member of the Mexican Stock Exchange.  Prior to registration in the RNVI, a brokerage house must be authorized by the Ministry of Finance upon the recommendation of the CNBV.  Legislative provisions under NAFTA allow foreign securities firms in a NAFTA country to establish and control brokerage firms in Mexico.  There are several foreign brokerage houses authorized to operate in Mexico.  In addition, a number of other foreign brokerage firms have submitted preliminary applications to be authorized to operate on the Mexican Stock Exchange.  The Securities Market Law also empowers the CNBV to regulate the public offering and trading of securities.  The governing committee of the CNBV is composed of representatives of the Ministry of Finance, the Central Bank, the Comisión Nacional de Seguros y Fianzas (“National Insurance and Bonding Commission”), the Comisión Nacional del Sistema de Ahorro para el Retiro (“National Retirement Savings Fund Commission”) and the CNBV.

Under the Mexican Securities Market Law, the CNBV must be notified before stockholders of a company listed on the Mexican Stock Exchange effect one or more simultaneous or successive transactions resulting in the transfer of 10.0% or more of such company’s capital stock.  The holders of the Shares being transferred in the transactions are also obligated to inform the CNBV of the results of the transactions within three days of completion of the last transaction, or that the transactions have not been completed.  The CNBV will notify the Mexican Stock Exchange of such transactions, without specifying the names of the parties involved.

The CNBV and the Mexican Stock Exchange must also be notified in the event of any of the following contingencies:

•
on the following day of operation if any stockholder of a company listed on the Mexican Stock Exchange effects one or more transactions resulting in the ownership of more than 10.0% and less of 30.0% of capital stock;

•	on the following day of operation if any Related Person increases his ownership of the stock of a company; and

•
at least 15 days before the operation becomes effective if any stockholder of a company listed on the Mexican Stock Exchange undertakes in a Public Offering of one or more transactions resulting in the ownership of more than 30.0% but less than 50.0% of capital stock.

In June 2006, the “Securities Market Law” was updated. Our bylaws were also updated accordingly, which are available in an English version, in our web page. Some of the changes, among others, were:

•	We had to change our name from “Industrias Bachoco S.A. de C.V.” to “Industrias Bachoco, S.A.B. de C.V.”

•	Defines more specifically the concept of “Control” or “Controlled”

•	Defines and assigns specific duties to the General Director or CEO.

•	Defines more precisely and widely the duties of the Board of Directors.

•	Assign more ample responsibilities to the audit committee.

•	The Statutory Auditor no longer exists for Public Companies, his duties were assumed by the Audit Committee.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

General

The Company was incorporated on April 17, 1980 as a variable capital corporation (sociedad anónima de capital variable) under the laws of Mexico.  To fully comply with Mexican laws, the Company modified its name to Industrias Bachoco, S.A.B. de C.V. (sociedad anónima bursatil de capital variable) in April, 2007.

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

During the annual shareholders meeting held on April 26, 2006, shareholders approved to proceed with the anticipated conversion of the Series L Shares into Series B Shares, which have full voting rights. This conversion was effective in September 2006 and included two steps:  separating the UBL and UBB Units currently trading on the Mexican Stock Exchange into their component Shares, and converting  the Series L Shares into Series B Shares (on a one-to-one basis), thereby created a single share class, the Series B Shares, which represents all of our Common Stock.

The Robinson Bours Stockholders have advised us that they intend to ensure that the Control Trust will hold at least 51.0% of the Series B Shares at any time outstanding.  See “—Foreign Investment Legislation” in this Item.

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

In accordance with Article 130 of the Ley General de Sociedades Mercantiles (“Mexican Corporations Law”), the Board of Directors must authorize any transfer of stock, or any securities based on such stock, when the number of Shares sought to be transferred in one act or a succession of acts, without limit of time or from one group of interrelated stockholders or stockholders who act in concert, constitutes 10.0% or more of the voting stock issued by the Company.  If the Board of Directors refuses to authorize such a transfer, the Board must designate one or more purchasers of the stock, who must pay the interested party the prevailing price on the Mexican Stock Exchange.  The Board must issue its resolution within three months of the date on which it receives the relevant request for authorization and in any case, must consider:  (i) the criteria that are in the best interests of the Company, the Company’s operations and the long-term vision of the activities of the Company and its Subsidiaries; (ii) that no shareholder of the Company is excluded, other than the person that intends to acquire control of the financial benefits that may result from the application of the terms of this clause; (iii) that the taking of the Control of the Company is not restricted in an absolute manner; (iv) that the provisions of the Securities Market Law, with respect to acquisition public offerings, are not contravened; and (v) that the exercise of the patrimonial rights of the acquirer are not rendered without effect.

If any person participates in a transaction that would have resulted in the acquisition of 10.0% or more voting stock of the Company without having obtained the board’s prior approval, they must pay the Company a fine equal to the market value of the Shares.

Any person who participates in an act that violates the terms of Article 130 discussed in the preceding paragraph will be obligated to pay the Company a fine in an amount equal to the value of the Shares owned directly or indirectly by the stockholder, or the value of the Shares involved in the prohibited transaction, if such person does not own Shares issued by the Company.  In the case of a prohibited transaction that would have resulted in the acquisition of 10.0% or more of the voting stock of the Company, the fine will be equal to the market value of those Shares, provided that board authorization was not obtained in advance.

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

Voting Rights and Stockholders’ Meetings

Each Share entitles the holder thereof to one vote at any general meeting of the stockholders.  Holders are currently entitled to elect all members of the Board of Directors.

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

General meetings called to consider all other matters, including election of the directors, are ordinary meetings.  An ordinary general meeting of the Company must be held at least annually during the four months following the end of the preceding fiscal year to consider certain matters specified in Article 181 and 182 of the Mexican Corporations Law, including, principally, the election of directors, the approval of the report of the Board of Directors regarding their company’s performance, the Company’s financial statements for the preceding fiscal year and the allocation of the profits and losses of the preceding year, and to approve the transactions that the Company or the entities that the Company controls intend to carry out, in terms of article 47 of the Securities Market Law, in one fiscal year, when such transactions represent 20.0% (twenty percent) or more of the consolidated assets of the Company, based on the figures corresponding to the closing of the immediately preceding quarter, independently of the manner in which such transactions are carried out, whether simultaneously or successively, but which due to their characteristics, may be considered as a single transaction. Holders of Shares may vote at such Meetings.

Before September 2006, any holder of Series L Shares representing 10.0% or more of the outstanding capital stock had the right to appoint one member and one alternate member of the Board of Directors during a Shareholders’ meeting.

Under our bylaws, the quorum on first call for a general ordinary meeting is at least 50.0%.  If a quorum is not available on first call, a second meeting may be called at which action may be taken by a majority of those present, regardless of the number of Shares represented at the meeting.  On a second call, Ordinary General Shareholders’ Meetings will be considered validly held regardless of the number of common or ordinary Shares represented therein and the resolutions of such Meetings will be valid when passed by majority vote of the Common Stock therein.

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

Our bylaws require the approval of holders of at least 95.0% of the outstanding Shares and the approval of the CNBV for the amendment of the controlling stockholders’ obligation under the bylaws to repurchase Shares and certain other provisions in the event of delisting.  See “—Other Provisions—Repurchase in the Event of Delisting.” For more detail, see our bylaws on our webpage at www.bachoco.com.mx. Holders of ADRs are entitled to instruct the Depositary as to the exercise of the voting rights.

According to our bylaws, stockholders with a right to vote may ask to postpone a vote on any matters on which they believe they do not have enough information as defined by Article 199 of the Mexican Corporation Law.  Stockholders with a right to vote, including a limited right to vote, and who hold at least 20.0% of the capital stock, may legally object to the decisions of a general stockholders’ meeting, with respect to matters in which they have rights, without the percentage established under article 201 of the General Law of Business Entities being applicable in such case.

Moreover, holders of Shares having voting rights, including limited or restricted voting rights or holders of Shares without voting rights that jointly or individually represent 5.0% (five percent) or more of the capital stock, may directly exercise the action of liability against the members and secretary of the Board of Directors, as well as against the relevant directors or executive officers.  The exercise of such action will not be subject to the compliance with the requirements set forth under articles 161 and 163 of the General Law of Business Entities.

The Board of Directors, or its President or Secretary or the judicial authority, as applicable, must issue notices of calls of Shareholders’ Meetings.  In addition, shareholders that jointly or separately represent at least 10.0% (ten percent) of the capital of the Company may request the President of the Board of Directors or the President of the Audit Committee to call a General Shareholder’s Meeting, without the percentage indicated under article 184 of the General Law of Business Entities being applicable for such purpose.  If the notice of meeting is not issued within fifteen days after the date of the corresponding request, a Civil or District Judge of the Company’s domicile will issue such notice at the request of the interested parties that represent the requesting 10.0% (ten percent) of the capital, who must present their stock certificates for such purpose.

At least 15 days prior to the meeting, notice of the meeting must be published in the Diario Oficial de la Federación (“Official Gazette”) or in a newspaper of general circulation in Mexico City.  Stockholders’ meetings may be held without such publication provided that 100.0% of the outstanding Shares with voting rights on the matters to be addressed by such meeting are represented.

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

Members of the Board

Under the Mexican Corporations Law, a Board of Directors must conform to the following requirements:

(i)	The Board of Directors will be integrated by a minimum of 5 (five) and a maximum of 21 (twenty-one) principal members.

(ii)	At least 25.0% (twenty-five percent) of the members of the Board of Directors must be independent, in accordance with the terms of article 24 of the Securities Market Law.

(iii)	For each principal member, a substitute will be appointed, in the understanding that the substitutes of independent Board members must also be independent.

Besides from satisfying all of the requirements mentioned above, failure to meet these standards for any reason will not constitute grounds for judicial action challenging any act, contract, or agreement undertaken by the board, an intermediate committee or other delegated authority.  Furthermore, such standards will not be mandatory for the validity or existence of such acts.

The Board of Directors must meet at least every three months at our address or any other place in Mexico and on the dates that the board determines.  Meetings previously scheduled in accordance with a schedule pre-approved by the board do not need to be called.  Meetings must be called by at least 25.0% of the members of the Board of Directors, the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, the Secretary or the Alternate Secretary of the Board or the President of the Audit Committee.  Members of the board must be notified via e-mail or in writing at least five calendar days in advance of a meeting.

Dividends and Distributions

At the annual ordinary general stockholders’ meeting, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the board, to the holders of Shares for their consideration.  The holders of Shares, once they have approved the financial statements, determine the allocation of our net profits, if any, for the preceding year.  As of December 31, 2009, our legal reserve fund was equal to at least 20.0% of our paid-in capital stock.  Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the stockholders determine, including a reserve for the repurchase of our Shares. The remaining balance of net profits, if any, is available for distribution as dividends.  No dividends may be paid, however, unless losses for prior fiscal years have been paid or absorbed.

Holders of Shares and, accordingly, holders of ADSs will have equal rights, on a per Share basis, to dividends and other distributions, including any distributions we make upon liquidation.  Partially paid Shares participate in any distribution to the extent that such Shares have been paid at the time of the distribution or, if not paid, only with respect to the proportion paid.

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

Except under limited circumstances, the bylaws require that any capital increase affected pursuant to a capital contribution be represented Shares.

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

The Foreign Investment Law reserves certain economic activities exclusively for the Mexican state and certain other activities exclusively for Mexican individuals or Mexican corporations, and limits the participation of foreign investors to certain percentages in regard to enterprises engaged in activities specified therein.  Foreign investors may own up to 100.0% of the capital stock of Mexican companies or entities, except for companies (i) engaged in reserved activities as referred to above or (ii) with assets exceeding an amount to be established annually by the Foreign Investment Commission, in which case an approval from the Foreign Investment Commission will be necessary in order for foreign investment to exceed 49.0% of the capital stock.  Mexican and non-Mexican nationals will be entitled to hold and to exercise the rights of holders.  The Robinson Bours Stockholders have advised us that they intend to maintain a control position.  Pursuant to our bylaws, foreigners may only own Shares up to 49.0%.

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

Repurchase in the event of delisting.  In the event of cancellation of the registration of the Company’s Shares in such Registry, whether at the request of the Company or by a resolution of the National Securities and Banking Commission under applicable law, the Company agrees to make a public offering for the acquisition of the total number of the Shares registered prior to the cancellation.  The Company must contribute to a trust for at least six months, the necessary resources to purchase at the same price of the public offering, the Shares of the investors that did not attend or did not accept such offer, in case that after the public offering for purchase has been made and prior to the cancellation of the registration of the Shares that represent the capital stock of the Company or of other securities issued based on such Shares in the National Securities Registry, the Company had been unable to acquire 100.0% of the paid in capital stock.

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

Non-Subscribed Shares.  With prior authorization of the CNBV, we may issue non-subscribed Shares provided that such Shares will be held by a depositary institution and that there is compliance with the conditions of Article 53 of the Ley del Mercado de Valores (“Mexican Securities Law”).  In any extraordinary stockholders’ meeting at which this issuance of non-subscribed Shares is approved, the preference rights established by Article 132 of the Mexican Corporations Law must be respected.  With a quorum at the meeting, the approval of the issuance will take effect, even with respect to stockholders that were not present at the meeting, such that we will be free to issue these Shares with no prior publication.  When a minority of stockholders representing at least 25.0% of the voting capital stock vote against the issuance of these Shares, such issuance cannot be made.  Any stockholder that votes against this issuance at the stockholders’ meeting will have the right to request that we sell its Shares before issuing the new non-subscribed Shares.  In such event, we will have the obligation to sell first the Shares belonging to such stockholders, at the same price that the non-subscribed Shares are to be offered to the public.

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

Actions against Directors.  Under Mexican law, holders of Shares having voting rights, including limited or restricted voting rights or holders of Shares without voting rights that jointly or individually represent 5.0% (five percent) or more of the capital stock, may directly exercise the action of liability against the members and secretary of the Board of Directors, as well as against the relevant directors or executive officers.  The exercise of such action, among others, will be subject to the compliance with the requirements set forth under the Mexican Law.

Audit Committee

Under our bylaws, the Board of Directors is required to create an Audit Committee under the terms and conditions outlined below:

The Audit Committee will consist of members of the Board of Directors.  The President of the audit committee and a majority of the audit committee members must be independent, as independence is defined under the Mexican Securities Market Law.

The mandate of the audit committee is to establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable, and accurately reflects our financial position.  In particular, pursuant to our bylaws and Mexican law, among others, the Audit Committee must do the following:

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

The Foreign Investment Law reserves certain economic activities exclusively for the Mexican Government and certain other activities exclusively for Mexican individuals or Mexican corporations and limits the participation of foreign investors to certain percentages in regard to enterprises engaged in activities specified therein.  Foreign investors may own 100.0% of the capital stock of Mexican companies or entities, except for companies (i) engaged in reserved activities as referred to above or (ii) with assets exceeding an amount to be established annually by the Foreign Investment Commission in which case an approval from the Foreign Investment Commission shall be necessary in order for foreign investment to exceed 49.0% of the capital stock.  Mexican and non-Mexican nationals will be entitled to hold and to exercise the rights of holders.  The Robinson Bours Stockholders have advised us that they intend to maintain a control position of his Shares.  Pursuant to our bylaws, foreigners may only own Shares up to 49.0% of such Series.

E.	Taxation

The following is a general summary of the principal U.S. federal income tax consequences and the principal Mexican federal tax consequences of the acquisition, ownership and disposition of Shares or ADSs.  This summary does not purport to address all material tax consequences that may be relevant to holders of Shares or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities, investors liable for the U.S. alternative minimum tax, investors that own or are treated as owning 10.0% or more of our voting stock, investors that hold Shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated transaction and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules.  In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement, and in any related agreement, will be performed in accordance with its terms.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Shares or ADSs that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax without regard to its source; or

•
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

A Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, and a Protocol thereto, between the United States and Mexico (the “Tax Treaty”) took effect on January 1, 1994.  The Tax Treaty was amended by a second Protocol signed September 8, 1994.  The second Protocol entered into force on October 2, 2005.  The Tax Treaty was amended by a third Protocol signed November 26, 2002, the provisions of which took effect in part on September 1, 2003, and in part on January 1, 2004.  The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

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

Taxation of Dividends

Cash dividends paid with respect to the Shares or ADSs to the extent paid out of our earnings and profits (as determined under U.S. federal income tax principles) will be included in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the U.S. Holder, in the case of Shares, or the Depositary, in the case of provided the U.S. Holder elects to deduct (rather than credit) all foreign income taxes for that year ADSs, and will not be eligible for the dividends-received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended (the “Code”).  We do not currently maintain calculations of our earnings and profits under U.S. federal income tax principles.  Because these calculations are not made, distributions should be presumed to be taxable dividends for U.S. federal income tax purposes.

A U.S. Holder will be entitled, subject to a number of complex limitations and conditions, to claim a U.S. foreign tax credit in respect of any Mexican income taxes withheld on dividends received on Shares or ADSs.  U.S. Holders who do not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such Mexican income taxes.  Dividends received with respect to Shares or ADSs will be treated as foreign source income, subject to various classifications and other limitations.  For purposes of the U.S. foreign tax credit limitation dividends paid with respect to Shares or ADSs generally will constitute “passive category income.”  The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of such ADSs.  Accordingly, the analysis of the creditability of Mexican income taxes described above could be affected by future actions that may be taken by the U.S. Treasury Department.  The rules relating to computing foreign tax credits or deducting foreign taxes are extremely complex, and U.S. Holders are urged to consult their own independent tax advisors regarding the availability of foreign tax credits with respect to any Mexican income taxes withheld.

Dividends paid in pesos will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. Holder, in the case of Share, or the Depositary, in the case of ADSs (regardless of whether such pesos are in fact converted into U.S. dollars on such date).  If such dividends are converted into U.S. dollars on the date of receipt by the U.S. Holder or the Depositary, as the case may be, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends.  U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received which are converted into U.S. dollars on a date subsequent to receipt.

Subject to certain exceptions for short-term and hedged positions, and provided that we are not a passive foreign investment company (as discussed below), dividends received by certain U.S. Holders (including individuals) prior to January 1, 2011 with respect to the Shares or ADSs will be subject to U.S. federal income taxation at a maximum rate of 15.0% if such dividends represent “qualified dividend income.”  Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC.  Under current guidance recently issued by the Internal Revenue Service (“IRS”), the ADSs should qualify as readily tradable on an established securities market in the United States so long as they are listed on the New York Stock Exchange, but no assurances can be given that the ADSs will be or remain readily tradable under future guidance.

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

Passive Foreign Investment Company Rules

A non-U.S. corporation generally will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes in any taxable year in which, after applying look-through rules, either (1) at least 75.0% of its gross income is passive income, or (2) on average at least 50.0% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.  Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions.  The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are suffering from different interpretations.  In addition, the PFIC determination is made annually and generally is based on the value of a non-U.S. corporation’s assets (including goodwill) and composition of its income.  In determining whether we are a PFIC, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least a 25.0% interest by value is taken into account.

Based on current estimates of our income and assets, we do not believe that we were classified for our most recently-ended taxable year, or will be classified for our current taxable year, as a PFIC for U.S. federal income tax purposes, and we intend to continue our operations in such a manner that we will not become a PFIC in the future, although no assurances can be made regarding determination of our PFIC status in the current or any future taxable year.  If we are treated as a PFIC for any taxable year, a U.S. Holder would be subject to special rules (and may be subject to increased tax liability) with respect to (a) any gain realized on the sale or other disposition of ADSs, and (b) any “excess distribution” made by us to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on the ADSs exceed 125.0% of the average annual distributions the U.S. Holder received on the ADSs during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs).  Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day on which we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which the Issuer was a PFIC would be subject to U.S. federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of U.S. federal income tax would be imposed in respect of the tax attributable to each prior year in which we were treated as a PFIC.

In addition, a U.S. Holder generally would be required to annually file IRS Form 8621 to disclose ownership of an equity interest in a PFIC.  U.S. Holders should also be aware that recently enacted legislation may broaden the current IRS Form 8621 filing requirements or impose an additional annual filing requirement for U.S. persons owning shares of a PFIC.  The legislation does not describe what information would be required to be included in either situation, but grants the Secretary of the U.S. Treasury Department power to make this determination.  Moreover, dividends that a U.S. Holder receives from us will not be eligible for the reduced U.S. federal income tax rates described above if we are a PFIC either in the taxable year of the distribution or the preceding taxable year (and instead will be taxable at rates applicable to ordinary income).

Prospective investors should consult their own tax advisors regarding the potential application of the PFIC rules to Shares or ADSs and the application of recently enacted legislation to their particular situation.

Non-U.S. Holders

The following discussion is a summary of the principal U.S. federal income tax consequences to beneficial holders of Shares or ADSs that are neither U.S. Holders nor partnerships for U.S. federal income tax purposes (“Non-U.S. Holders”).

Subject to the discussion below under “U.S. Backup Withholding and Information Reporting,” a Non-U.S. Holder of Shares or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of Shares or ADSs, unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment or fixed base of such Non-U.S. Holder) or (ii) in the case of gain realized by an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

U.S. Backup Withholding and Information Reporting

In general, dividends on Shares or ADSs, and payments of the proceeds of a sale or other taxable disposition of Shares or ADSs, paid within the United States, by the U.S. payor or through certain U.S.-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding at a current rate of 28.0%, (30.0% starting in 2010), unless the holder (i) establishes that it is a corporation or other exempt recipient or (ii) with respect to backup withholding, provides an accurate taxpayer identification number and certifies that it is a U.S. person and that no loss of exemption from backup withholding has occurred.  Payments made within the United States, by a U.S. payor or through certain U.S.-related financial intermediaries to a Non-U.S. Holder will not be subject to backup withholding tax and information reporting requirements if an appropriate certification is provided by the holder to the payor or intermediary and the payor or intermediary does not have actual knowledge or a reason to know that the certificate is incorrect.

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

In addition, U.S. Holders should be aware that recently enacted legislation imposes new reporting requirements with respect to the holding of foreign financial assets, including stock of foreign issuers, if the aggregate value of all of such assets exceeds $50,000.  U.S. Holders should consult their own tax advisors regarding the application of the information reporting rules to our common shares and the application of the recently enacted legislation to their particular situation.

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

Gain on the sale of Shares by a holder who is not a Mexican Resident (as defined below) will not be subject to Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Mexican Ministry of Finance, and provided certain requirements set forth by the Mexican Income Tax Law are complied with.  Sales or other dispositions of Shares made in other circumstances generally would be subject to Mexican tax, except to the extent that a holder is eligible for benefits under an income tax treaty to which Mexico is a party of.  Under the Tax Treaty, gain on the sale or other disposition of Shares by a U.S. resident (if eligible for benefits under the Tax Treaty) who is a holder of less than 25.0% of our capital stock during the twelve-month period preceding such sale or disposition will not be subject to Mexican tax, unless (i) 50.0% or more of the fair market value of our assets consist of “immovable property” (as defined in the Tax Treaty) situated in Mexico, or (ii) such gains are attributable to a permanent establishment or fixed base of such U.S. resident in Mexico.

For a holder that is not a Mexican Resident and that does not meet the requirements referred to above, gross income realized on the sale of Shares will be subject to a 5.0.0% Mexican withholding tax if the transaction is carried out through the Mexican Stock Exchange.  Alternatively, a holder that is not a Mexican Resident can choose to be subject to a 20.0% withholding rate on the net gain obtained, as calculated pursuant to Mexican Income Tax Law provisions.

The Mexican tax rules governing the taxation of gains of holders who are not Mexican Residents on dispositions of their Shares or ADSs were amended during 2002.  Holders who are not Mexican Residents who disposed of their Shares or ADSs during 2003 should consult their own Mexican tax advisors on the Mexican tax treatment of such dispositions.

For purposes of Mexican taxation (Ley del Impuesto sobre la renta), an individual is a resident of Mexico (a “Mexican Resident”) if he or she has established his or her home in Mexico, unless he or she has resided in another country for more than 183 days, whether consecutive or not, during a calendar year and can demonstrate that he or she has become a resident of that country for tax purposes.  A legal entity is a Mexican Resident if it has been incorporated under Mexican law.  A company is also considered to be a Mexican Resident if its headquarters are located in Mexico.  A Mexican citizen is presumed to be a resident of Mexico for tax purposes unless such person can demonstrate otherwise.  If a person is deemed to have a permanent establishment or fixed base in Mexico for tax purposes, such permanent person shall be required to pay taxes in Mexico on income attributable to such permanent establishment or fixed base, in accordance with applicable tax laws.

Other Mexican Taxes

There are no Mexican inheritance, succession or similar taxes applicable to the ownership, transfer or disposition of ADSs or Shares by holders that are not Mexican Residents; provided, however, that gratuitous transfers of Shares may in certain circumstances cause a Mexican federal tax to be imposed on the recipient.  There is no Mexican stamp, issue, registration or similar taxes or duties payable by holders of ADSs or Shares.  Brokerage fees on securities transactions carried out through the Mexican Stock Exchange are subject to a 15.0%, (16.0% for 2010), valued added tax.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

The documents concerning us which are referred to in this document are available at the our company headquarters, located at Ave. Tecnológico No.401, Ciudad Industrial, Celaya, Guanajuato, 38010, Mexico, for any inspection required.  Part of this information is available on our web page, at www.bachoco.com.mx.

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

Currency Fluctuation

Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to cost and expenses which are denominated in U.S. dollars.  See Risk Factors under Item 3.

In 2007, we experienced a small foreign exchange loss of Ps. 3 million because the peso was very stable.

During 2008, we experienced a loss of Ps. 1.5 billion in our net interest position and the impact on the valuation of our financial instruments, mainly due to negative results in our exchange rate derivative instruments and grain hedge positions.  This loss was partially offset by our foreign exchange gain of Ps.160 million.

In 2009, we had a foreign exchange loss of Ps. 38 million because of the slightly decreased volatility of the Mexican peso. The net interest expense and the valuation effects of our financial instrument totaled Ps. 95 million as of December 31, 2009.

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

During 2007 and 2008, we have followed different strategies with respect to derivatives which involved call and put options in U.S. dollars. In 2009, we did not have debt denominated in U.S. dollars. For details, please see Note 10 to our Audited Consolidated Financial Statements.

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

Based on our derivatives position in March 2010, we estimate that a hypothetical 5.0% devaluation of the Mexican peso against the U.S. dollar would result in gains of Ps. 1.4 million, while a 5.0% appreciation would result in losses of Ps. 74.6 million.

Interest Rates

Our earnings may also be affected by changes in interest rates due to the impact those changes have on our variable rate debt instruments.  As of March 2010, we had borrowings of approximately Ps. 863 million pursuant to variable rate debt instruments, representing approximately 4.3% of our total assets.

Based on our position on December 31, 2009, we estimate that a hypothetical interest rate variation of 0.5% on our Mexican peso denominated debt would result in increased interest expenses of approximately Ps. 4.8 million per annum.  Any such increase would likely be partially offset by an increase in interest income due to our cash and cash equivalent position.

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

The percentage of grain purchased from domestic markets was 30.1%, 31.3%, 36.4% and 48.0 in 2005, 2006 and 2007 and 2008 respectively.  In 2009, we purchased approximately 50.0% of our grain requirements from local sources. During 2009, grain prices were more stable, especially in the second half of the year.

Based on results for 2009, we estimate that a hypothetical variation of 10.0% in the cost of our feed ingredients would have an impact of 6.8% on total cost of sales.

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

Disclosure controls and procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act is recorded, processed, summarized and reported as and when required.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.  Based on this assessment, management concluded that, as of December 31, 2009, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, has been audited by KPMG Cádenas Dosal S.C., an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Controls

There has been no change in our internal control over financial reporting in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

 The Board of Directors and Stockholders

Industrias Bachoco, S. A. B. de C. V.:

We have audited Industrias Bachoco, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Industrias Bachoco, S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Industrias Bachoco, S.A.B. de C.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on   criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with auditing standards generally accepted in Mexico, the consolidated balance sheets of Industrias Bachoco, S.A.B. de C.V. and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended and our report dated June 18, 2010 expressed an unqualified opinion on those consolidated financial statements.

Queretaro, Mexico, June 25, 2010.

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

ITEM 16.C.  Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed by our independent auditors, Mancera, S.C., and KPMG Cárdenas Dosal, S.C. independent registered public accounting firm and paid by us.  All the amounts are in nominal thousand pesos, prior to taxes:

	Mancera, S.C.				KPMG Cárdenas Dosal, S.C.
	Thousands of Mexican pesos, year ended December 31,
	2008		2009		2008		2009

Audit fees	Ps.	3,067	Ps.	488	Ps.	2,573	Ps.	4,308
Tax fees		261		50		—		—
Audit Related fees		267		—		—		—
Total fees	Ps.	3,595	Ps.	488	Ps.	2,573	Ps.	4,308

Audit fees in the above table are the aggregate fees billed by Mancera, S.C., and KPMG Cárdenas Dosal, S.C. and paid by us in connection with the audit of our annual financial statements and statutory and regulatory audits for the years 2008 and 2009. The total 2009 and 2008 audit fees to be paid to KPMG Cárdenas Dosal, S.C. is Ps. 4,678 thousand, and Ps. 5,285 thousand respectively.

Audit related fees in the table above are fees related to services such as reviewing Security and Exchange Commission requirements and other services.

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

ITEM 16.D.  Exemptions from the Listing Standards for Audit Committees

According to the New York Stock Exchange’s Listing Standards for Audit Committees of a Foreign Private Issuer; Ricardo Aguirre, a member of our audit committee, currently does not meet the independence standards set forth in Rule 10A-3b(1)(ii)(B) of the Exchange Act.  Therefore, with respect to Mr. Aguirre, we rely on the exemption provided in Rule 10A-3(b)(1)(iv)(D) of the Exchange Act because Mr. Aguirre (i) represents the Company's controlling shareholders, (ii) only has observer status on, and is not a voting member or the chair of, the Company's audit committee and (iii) is not an executive officer of the Company.  Our reliance on such exemption does not materially adversely affect the ability of our audit committee to act independently and to satisfy the other requirements of Rule 10A-3(b).

ITEM 16.E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below sets forth information about the repurchase of our Shares on the Mexican Stock Exchange:

Month of 2009	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Repurchase Plan	Maximum Number of Shares that May Yet Be Purchased under the Plan(1)(2)
On February 24th	123,200	Ps. 13.52	123,200	23,064,430.25
From March 10th through March 23th	24,200	Ps. 11.87	24,200	26,248,328.80
Total	147,400	Ps. 13.25	147,400
1.
The Share repurchase plan was initially approved in 1998 and is renewed annually at our annual general stockholders meeting.  The Shares repurchased as set forth above were repurchased pursuant to the repurchase plan approved during our annual general stockholders meeting held on April 23, 2008.  The reserve approved for repurchases amounted to Ps. 313,560,000.  The plan remained in effect until April 22, 2009.

2.
The maximum number of Shares remaining for repurchase is an estimate calculated by dividing the amount remaining for repurchase, after such repurchase has been made, by the average price paid per Share.

All Shares repurchased by us as set forth in the chart above were resold during the same fiscal year 2009. During fiscal year 2010, we have not made any repurchases of Shares to date. For additional information, see note 15-d to the Audited Consolidated Financial Statements.

ITEM 16.F.  Changes in Registrant’s Certifying Accountant

Not applicable.

ITEM 16.G.  Corporate Governance

Comparison of our Corporate Governance Rules and the Rules of the NYSE Applicable to U.S. Registered Companies

On November 4, 2003, the SEC approved final corporate governance standards for companies listed on the NYSE (“NYSE Corporate Governance Standards”).  According to such standards, foreign private issuers are subject to a more limited set of requirements regarding corporate governance than those imposed on U.S. domestic issuers.  As a foreign private issuer, we must comply with four NYSE Corporate Governance Standards:

•	prior to July 31, 2005, we must comply with the requirements set forth by the SEC concerning audit committees;

•	we must submit an annual Written Affirmation to the NYSE and an Interim Written Annual Affirmation each time a change occurs in the Board of Directors or the Audit Committee;

•	our CEO must promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with any of the applicable NYSE corporate governance rules; and

•	we must provide a brief description disclosing any significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

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
Daniel Salazar Ferrer
Chief Financial Officer
Date:  June 28, 2010

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

At December 31, 2008 and 2009 and for the years
ended December 31, 2007, 2008 and 2009

(with Independent Registered Public Accounting Firm)

INDUSTRIAS BACHOCO, S.A.B. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2007, 2008 and 2009

Content

Reports of Independent Registered Public Accounting Firms	F-3
Consolidated Financial Statements:
Balance Sheets	F-6
Statements of Operations	F-7
Statements of Changes in Stockholders’ Equity	F-8
Statements of Changes in Financial Position	F-10
Statements of Changes in Cash Flows	F-9
Notes to the Consolidated Financial Statements	F-11

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Industrias Bachoco, S. A. B. de C. V.:

We have audited the accompanying consolidated balance sheets of Industrias Bachoco,       S. A. B. de C. V. and subsidiaries (the Company) as of December 31, 2008 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Industrias Bachoco, S. A. B. de C. V. and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for the years then ended, in conformity with Mexican Financial Reporting Standards.

As disclosed in note 2x to the consolidated financial statements, a new Mexican Financial Reporting Standard was adopted on January 1, 2008.

The accompanying consolidated balance sheets as of December 31, 2009 and the related consolidated statements of operations and cash flows have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in thousands of pesos, have been translated into thousands of United States dollars on the basis set forth in note 2v to the consolidated financial statements. Such translation should not be construed as a representation that the peso amounts could have been or could be converted into United States dollars at such rate.

Mexican Financial Reporting Standards vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in note 21 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Industrias Bachoco, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 18, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG CARDENAS DOSAL, S. C.

Demetrio Villa Michel

Queretaro, Mexico
June 25, 2010

To the Stockholders of

Industrias Bachoco, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Industrias Bachoco, S.A.B. de C.V. and subsidiaries as of December 31, 2007, and the related consolidated statements of income, stockholders’ equity and changes in financial position for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit  includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Industrias Bachoco, S.A.B. de C.V. and subsidiaries at December 31, 2007, and the consolidated results of their operations, stockholders´equity and changes in financial position for the year ended December 31, 2007, in conformity with Mexican Financial Reporting Standards which differ in certain respects from U.S. generally accepted principles (see Note 21).

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

Mexico, D.F., June 27, 2008.

Francisco José Sánchez González Mancera, S.C., a member practice of Ernst & Young Global

INDUSTRIAS BACHOCO, S.A.B. DE C. V. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2008 and 2009

(Thousands of pesos)

			(Thousands of
			U.S. dollars)
			(note 2v)
	2008	2009	2009

Assets

Current assets:
Cash and investments (note 3)	$1,998,247	2,550,968	195,028
Accounts receivable:
Trade, net (note 4)	892,207	903,609	69,083
Value added and other recoverable taxes	456,732	482,469	36,886

Total accounts receivable	1,348,939	1,386,078	105,969

Inventories, net (note 6a)	3,973,615	3,613,212	276,239
Biological current assets (note 6b)	139,844	156,460	11,962
Derivative financial instruments (note 10a)	126,164	11,272	862
Prepaid expenses and other current assets	154,285	155,219	11,867
Property, plant and equipment available for sale	22,771	29,991	2,293

Total currents assets	7,763,865	7,903,200	604,220

Property, plant and equipment, net (note 7)	10,689,235	10,910,126	834,107
Biological non-current assets (note 6b)	681,577	743,609	56,851
Goodwill, net (note 8)	300,848	300,848	23,001
Other assets	19,446	20,096	1,536

Total assets	$19,454,971	19,877,879	1,519,715

Liabilities and stockholders' equity

Current liabilities:
Notes payable to banks (note 9a)	$40,000	234,296	17,913
Current installments of long-term debt (note 9b)	194,235	357,569	27,337
Accounts payable	1,651,930	1,653,988	126,451
Related parties (note 5)	50,336	67,613	5,169
Other taxes payable and other accruals (note 12)	328,602	437,770	33,468
Derivative financial instruments (note 10a)	919,026	-	-

Total current liabilities	3,184,129	2,751,236	210,338

Long term liabilities:
Long term debt, excluding current installments (note 9b)	391,657	371,970	28,438
Deferred income tax (note 16e)	1,719,076	2,021,581	154,555
Labor obligations (note 14)	80,690	94,629	7,235

Total liabilities	5,375,552	5,239,416	400,566

Commitments and contingencies (note 11)

Stockholders' equity (note 15):
Controlling interest
Capital stock	2,294,927	2,294,927	175,453
Additional paid-in capital	743,674	744,753	56,938
Reserve for repurchase of shares	159,455	159,455	12,191
Retained earnings	11,720,612	10,591,519	809,749
Net controlling interest (loss) income of the year	(879,048)	797,600	60,979

Total contolling interest	14,039,620	14,588,254	1,115,310

Non-controlling interest	39,799	50,209	3,839

Total stockholders' equity	14,079,419	14,638,463	1,119,149

Total liabilities and stockholders' equity	$19,454,971	19,877,879	1,519,715

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2007, 2008 and 2009

(Thousands of pesos, except per share amount)

				(Thousands of
				U.S. dollars)
				(note 2v)
	2007	2008	2009	2009

Net revenues	$18,219,647	20,125,321	23,262,850	1,778,505
Cost of sales (note 5b)	(14,477,861)	(17,482,468)	(19,326,759)	(1,477,580)

Gross profit	3,741,786	2,642,853	3,936,091	300,925
Selling, general and administrative expenses (note 5b)	2,245,522	2,412,788	2,522,291	192,836

Operating income	1,496,264	230,065	1,413,800	108,089

Other income (expense), net (note 17)	69,571	(20,958)	(65,189)	(4,984)

Comprehensive financial results:
Interest income	363,016	173,694	170,655	13,047
Valuation effects of financial instruments (note 10)	(44,137)	(1,666,821)	(174,603)	(13,349)
Interest and financial expenses	(141,578)	(36,202)	(91,326)	(6,982)
Net interest income (expense) and valuation effects of financial instruments	177,301	(1,529,329)	(95,274)	(7,284)
Foreign exchange (loss) gain, net	(3,351)	160,166	(37,934)	(2,900)
Monetary position loss	(154,814)	-	-	-

Comprehensive financial results, net	19,136	(1,369,163)	(133,208)	(10,184)

Income (loss) before income taxes, and non-controlling interest	1,584,971	(1,160,056)	1,215,403	92,921

Income tax expense (benefit) (note 16d)	312,745	(274,019)	406,358	31,067

Net consolidated income (loss)	1,272,226	(886,037)	809,045	61,854

Net controlling interest income (loss)	1,270,941	(879,048)	797,600	60,979
Non-controlling interest income (loss)	1,285	(6,989)	11,445	875

Consolidated net income (loss)	$1,272,226	(886,037)	809,045	61,854

Weighted average outstanding (shares in thousands)	600,000	600,000	600,000	600,000

Net controlling interest income (loss) per share	$2.12	(1.46)	1.33	0.10

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2007, 2008 and 2009

(Thousand of pesos, except per share amount)

	Number of					Net controlling	Minimun	Deficit from
	shares of					interest	liability	restatement	Derivative
	capital			Reserve for		income	adjustment	of	financial ins-	Total		Total
	stock	Capital	Additional	repurchase of	Retained	(loss) of the	of labor	stockholders'	truments	controlling	Non-controlling	stockholders'
	(thousands)	stock	paid-in capital	shares	earnings	year	obligations	equity	effects	interest	interest	equity

Balances as of December 31, 2006	600,000	$2,294,927	743,674	159,455	13,707,747	906,186	(916)	(3,753,915)	370	14,057,528	45,426	14,102,954
Transfer of prior year's net income based on stockholders' meeting held on April 2007	-	-	-	-	906,186	(906,186)	-	-	-	-	-	-
Cash dividends paid (note 15b)	-	-	-	-	(363,708)	-	-	-	-	(363,708)	-	(363,708)
Comprehensive income, net of taxes (note 2o)	-	-	-	-	-	1,270,941	(1,596)	18,661	98,552	1,386,558	1,362	1,387,920

Balances as of December 31, 2007	600,000	2,294,927	743,674	159,455	14,250,225	1,270,941	(2,512)	(3,735,254)	98,922	15,080,378	46,788	15,127,166
Transfer of prior year's net income based on stockholders' meeting held on April 2008	-	-	-	-	1,270,941	(1,270,941)	-	-	-	-	-	-
Cash dividends paid (note 15b)	-	-	-	-	(353,880)	-	-	-	-	(353,880)	-	(353,880)
Write-off of additional deferred tax liability (note 16e)	-	-	-	-	288,580	-	-	-	-	288,580	-	288,580
Reclasification of deficit from restatement of stockholders' equity (note 2c)	-	-	-	-	(3,735,254)	-	-	3,735,254	-	-	-	-
Comprehensive loss, net of taxes (note 2o)	-	-	-	-	-	(879,048)	2,512	-	(98,922)	(975,458)	(6,989)	(982,447)

Balances as of December 31, 2008	600,000	2,294,927	743,674	159,455	11,720,612	(879,048)	-	-	-	14,039,620	39,799	14,079,419
Transfer of prior year's net loss based on stockholders' meeting held on April 2009	-	-	-	-	(879,048)	879,048	-	-	-	-	-	-
Cash dividends paid (note 15b)	-	-	-	-	(250,045)	-	-	-	-	(250,045)	-	(250,045)
Cash dividends paid to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(1,035)	(1,035)
Repurchase of shares (note 15d)	-	-	1,079	-	-	-	-	-	-	1,079	-	1,079
Comprehensive income, net of taxes (note 2o)	-	-	-	-	-	797,600	-	-	-	797,600	11,445	809,045
Balances as of December 31, 2009	600,000	$2,294,927	744,753	159,455	10,591,519	797,600	-	-	-	14,588,254	50,209	14,638,463

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B DE C.V. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Year ended December 31, 2008 and 2009

(Thousand of pesos)

			Thousands of
			U.S. dollars
			(note 2v)
	2008	2009	2009
Cash flows from operating activities:
(Loss) income before income taxes and non-controlling interest	$(1,160,056)	1,215,403	92,921
Items relating to investing activities:
Depreciation and amortization	616,358	662,630	50,660
Loss on sale of plant and equipment	49,485	88,187	6,742
Interest income	(173,694)	(170,655)	(13,047)
Item relating to financing activities:
Interest expense	36,202	91,326	6,982

Subtotal	(631,705)	1,886,891	144,258

Derivative financial instruments	919,026	(804,134)	(61,478)
Accounts receivable, net	(151,635)	(11,402)	(872)
Recoverable taxes and other assets	52,972	(22,432)	(1,715)
Inventories and biological assets	(784,442)	281,755	21,541
Prepaid expenses and other current assets	(24,703)	(934)	(71)
Trade accounts payable, taxes payable and other accruals	596,229	110,092	8,417
Income taxes paid	(147,426)	(107,158)	(8,193)
Accounts payable to related parties	23,517	17,277	1,321
Labor obligations	15,170	13,939	1,066
Derivative financial instruments in stockholders' equity	(122,126)	-	-
Assets available for sale	2,159	(7,220)	(552)

Net cash (used in) provided by operating activities	(252,964)	1,356,674	103,722

Cash flows from investing activities:
Acquisition of property, plant and equipment	(1,156,168)	(988,250)	(75,554)
Proceeds from sale of plant and equipment	57,329	16,542	1,265
Increase in other non-current assets	(1,113)	(650)	(50)
Interest collected	173,694	170,655	13,047

Net cash used in investing activities	(926,258)	(801,703)	(61,292)

Cash to be (obtained from) applied in financing activities	(1,179,222)	554,971	42,430

Cash flows from financing activities:
Additional paid-in capital	-	1,079	82
Dividends paid	(353,880)	(250,045)	(19,117)
Dividends paid to non-controlling interest	-	(1,035)	(79)
Proceeds from loans	535,100	1,044,611	79,864
Interest paid	(33,339)	(90,192)	(6,895)
Asset tax recovery	8,521	-	-
Principal payments on loans	(18,809)	(706,668)	(54,027)

Net cash provided by (used in) financing activities	137,593	(2,250)	(172)

Net (decrease) increase in cash and investments	(1,041,629)	552,721	42,258

Cash and investments:
At beginning of year	3,039,876	1,998,247	152,770

At end of year (note 3)	$1,998,247	2,550,968	195,028

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B DE C.V. AND SUBSIDIARIES

Consolidated Statement of Changes in Financial Position

(Thousands of pesos)

Years ended December 31, 2007

Operating activities:
Net income	$1,272,226
Add charges to operations not requiring funds:
Depreciation and amortization	571,393
Deferred income tax	169,716
Labor obligations, net period cost	42,112

Funds provided by operations	2,055,447

Changes in operating assets and liabilities:
Accounts receivable	(336,083)
Inventories and biological assets	(1,140,124)
Prepaid expenses and others current assets	(31,463)
Accounts payable	300,566
Related parties	14,169
Taxes payable and other accruals	(45,534)
Labor obligations, plan contributions	(32,617)
Derivative financial instruments	(35,769)

Funds provided by operating activities	748,592

Financing activities:
Proceeds from of long-term debt	40,000
Proceeds from notes payable to banks	40,000
Payment of long-term debt and notes payable to banks	(13,963)
Constant pesos effect on notes payable to banks	(1,638)
Cash dividends paid	(363,708)

Funds used in financing activities	(299,309)

Investing activities:
Acquisition of property, plan and equipment, net	(991,737)
Investment in securities	(12,001)
Other assets	(1,561)

Funds used in investing activities	(1,005,299)

Net decrease in cash and equivalents	(556,016)
Cash and equivalents at beginning of year	3,189,887

Cash and equivalents at end of year	2,633,871
Investment in securities	406,005

Cash and investment at end of year	$3,039,876

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2008 and 2009

(Thousands of pesos, except per share amounts)

(1)	Organization, business activity and significant transactions-

Organization and business activity-

Industrias Bachoco, S.A.B. de C.V. and subsidiaries (collectively referred to as “Bachoco” or the “Company”) was incorporated on February 8, 1980 and is engaged in breeding, processing and marketing of poultry (chicken and eggs), swine and other products (principally balanced animal feed). Bachoco is the controlling company of a group of subsidiaries.

On March 26, 2010, Bachoco’s Finance Director and Controller Director authorized the issuance of the consolidated Mexican Financial Reporting Standards (Mexican FRS) financial statements and notes at December 31, 2008 and 2009 and each of the two years then ended. The accompanying consolidated financial statements consist of those Mexican FRS consolidated financial statements and notes, as supplemented by the accompanying US GAAP disclosures presented in Note 21. These final consolidated financial statements were authorized for issuance herein by Bachoco’s Financial Director and Controller Director on June 18, 2010 with consideration of subsequent events through that date.

Significant transactions-

In July 2009, Bachoco, S.A. de C.V. (subsidiary) acquired a poultry processing plant located in the state of Nuevo Leon, with a production capacity of 9,000 chickens per hour.  The transaction consisted of the acquisition of property, plant and equipment for an amount of $321,984 and inventory in stock for an amount of $142,537. In addition to reducing costs, the goal of this acquisition, is to increase the production capacity and diversifying.

In September 2009, Campi Alimentos, S.A. de C.V. (subsidiary) acquired a poultry feed processing plant also located in the state of Nuevo Leon, with a production capacity of 12,000 tons per month.  The transaction consisted of the acquisition of property, plant and equipment, for an amount of $114,904. As in the aforementioned July 2009 acquisition, the Company expanded its animal balanced feed production capacity for internal consumption.

(2)	Accounting Policies and Practices-

The preparation of consolidated financial statements requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.  Significant items subject to such estimates and assumptions include, but are not limited to, the carrying amount of property, plant and equipment, and goodwill; valuation allowances for receivables, inventories and deferred income tax assets; valuation of primary investment securities and financial instruments; and assets and labor obligations related to employee benefits. Actual results could differ from those estimates and assumptions. The current environment has increased the degree of uncertainty inherent in those estimates and assumptions.

For disclosure purposes, “thousands pesos” or “$” means thousands of Mexican pesos, and “thousands dollars” or “US dollars” means thousands of U.S. dollars.

The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (Mexican FRS) in effect as of the balance sheet date. The significant accounting policies and practices followed by the Company in the preparation of the accompanying consolidated financial statements are described below:

a)   Consolidation-

The consolidated financial statements include the financial statements of the Company and all of its majority-owned and controlled subsidiaries.

The ownership interests of other stockholders in such subsidiaries are shown as non-controlling interest.

Intercompany balances, investments and significant transactions between consolidated entities have been eliminated in consolidation.

The results of operations of the subsidiaries were included in the Company’s consolidated financial statements as at the acquisition or inception month.

The consolidation was based on the audited financial statements of the issuing companies as of December 31, 2007, 2008 and 2009, which have been prepared in accordance with Mexican FRS.

The accompanying consolidated financial statements include the following subsidiaries as of December 31, 2007, 2008 and 2009:

	Percentage equity interest
	2007	2008	2009
Acuícola Bachoco, S.A. de C.V. (1)	100	100	-
Aviser, S.A. de C.V.	100	100	100
Bachoco, S.A. de C.V. (“BSACV”)	100	100	100
Bachoco Comercial, S.A. de C.V.	100	100	100
Campi Alimentos, S.A. de C.V. (1)	100	100	100
Huevo y Derivados, S.A. de C.V.	97	97	97
Operadora de Servicios de Personal, S.A. de C.V.	100	100	100
Pecuarius Laboratorios, S.A. de C.V.	64	64	64
Secba, S.A. de C.V.	100	100	100
Sepetec, S.A de C.V.	100	100	100
Servicios de Personal Administrativo, S.A. de C.V.	100	100	100
Induba Pavos, S.A. de C.V.	100	100	100

The main subsidiaries of the group are as follows:

- Bachoco, S.A. de C.V. (“BSACV”) (includes four subsidiaries which are 50% owned, and which BSACV has control). BSACV is engaged in breeding, processing and marketing of poultry (chicken and eggs).

- Campi Alimentos, S.A. de C.V. (Campi)  (1)
- Acuícola Bachoco S.A. de C.V.  (Acuícola) (1)

Campi and Acuícola are engaged in producing and marketing of balanced animal feed.

(1) At the ordinary and extraordinary general stockholders’ meeting held on March 20, 2009, the shareholders agreed to the merger through incorporation of Acuícola Bachoco, S.A. de C.V. (the acquiree entity) with Campi Alimentos, S.A. de C.V. (the acquiror entity). The merger became effective as of March 31, 2009, so that as of that date, Acuicola, as the acquired corporation, no longer exists.  Pursuant to the Ley General de Sociedades Mercantiles (General Corporation and Partnership Law) when the merger became effective, total assets and liabilities, rights, obligations and responsibilities of the merged corporation became part of the acquiring corporation without reservation or limitation.

- Aviser, S.A. de C.V.
- Operadora de Servicios de Personal, S.A. de C.V.
- Secba, S.A. de C.V.
- Sepetec, S.A. de C.V.
- Servicios de Personal Administrativo, S.A. de C.V.

These companies are engaged in providing administrative and operative services to their related parties.

In July 2007, the subsidiary Bachoco Comercial, S.A. de C.V. was incorporated. It is owned 100% by the Company. The entity is engaged in the turkey sales operation.

b)    Revenue recognition-

Revenues are recognized when each of the following criteria is met:

- There is evidence of an arrangement.
- Delivery of goods has occurred.
- The seller fixes or determines the prices with the buyer.
- Collectability is reasonably certain.

The Company’s products are sold to a large number of customers without significant concentrations with any of them.

Based on management analysis and estimates, the Company provides for doubtful receivables (reported under selling expenses).

c)    Recognition of the effects of inflation-

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

Cumulative inflation percentages of the current and three preceding years and the indexes used in recognizing inflation through such year are as follows:

December 31	NCPI	Inflation
		Yearly	Cumulative

2009	138.541	3.57%	14.48%
2008	133.761	6.52%	15.01%
2007	125.564	3.75%	11.56%
2006	121.015	4.05%	7.51%

A summary of the key inflation accounting concepts and procedures is as follows:

- Property, plant and equipment

Property, plant and equipment were carried at replacement cost, determined annually by an independent appraiser, through 1996. The fifth amendment to Bulletin B-10 “Accounting Recognition of the Effects of Inflation on Financial Information” (as modified), which is applicable to financial statements for periods beginning on or after January 1, 1997, disallows the use of appraisals on fixed assets. Based on such amendment, the Company restated the appraised value at December 31, 1996, and the acquisitions of property, plant and equipment since January 1, 1997, until December 31, 2007, by applying factors derived from the NCPI.

- Stockholders’ equity

Until December 31, 2007, the date on which the economic environment turned to a non-inflationary environment in conformity with FRS B-10 “Effects of Inflation”, capital stock, additional paid-in capital, reserve for stock repurchase of Company’s own shares, retained earnings and other capital accounts were restated using adjustment factors derived from the NCPI. The amounts thus obtained in this manner represented the constant value of the stockholders’ equity.

- Net monetary position loss

Until December 31, 2007, the net monetary position loss represented the impact of inflation on monetary assets and liabilities at the beginning of each month updated by inflation factors through year-end. The monetary position loss was included in the statements of operations as a part of the comprehensive financial results.

- Deficit from restatement of stockholders’ equity

Until December 31, 2007, the deficit from restatement of stockholders’ equity comprises the accumulated monetary position loss at the time the provisions of Bulletin B-10 were first applied and the subsequent gain or loss from holding nonmonetary assets, mainly inventories. Deficit from restatement of stockholders’ equity is originated when the replacement cost of these assets is lower than the cost of these assets restated by the NCPI. In 2008, such amount was reclassified to retained earnings.

d)   Cash and cash equivalents-

Cash and cash equivalents consist primarily of bank deposits and checking accounts in foreign currencies. At the date of the consolidated financial statements, interest income and foreign exchange gains and losses are included in the statements of operations, under comprehensive financial results.

e)   Primary investment securities-

All rights and obligations arising from primary investment securities are recognized on the balance sheet and the Company classifies its investment securities depending on the purpose for which the securities were acquired: (i) held-to-maturity, (ii) trading or (iii) available for sale. Investments in these instruments are included on the line-item “current primary investment securities” within cash and investments (see note 3). In turn, the balance of debt securities with due dates less than one year is reported under current liabilities.

Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading securities, except held-to-maturity securities, are recorded at fair value, where peso-denominated debt securities are taken from the bank statements which are based on the information of the local price vendors, while US-denominated debt securities are based on diversified sources. Held-to-maturity securities are recorded at amortized cost. Changes in the carrying amounts of trading securities, including the related costs and yields are included under comprehensive financial results. Gains or losses arising from changes in the fair value of available-for-sale securities (less the corresponding yield) non functional currency denominated and foreign exchange gain or loss, in the case of equity securities, as well as the related monetary position gain or loss, as applicable, are reported as a comprehensive income (loss) item within stockholders’ equity.

Furthermore, where evidence exists that a financial asset held-to-maturity shall not be recovered in full, the expected loss (impairment) is recognized in the statement of operations.

f)    Allowance for doubtful accounts-

The Company’s policy is to record an allowance for doubtful accounts for balances which are not likely to be recovered. In establishing the required allowance, management considers historical losses, current market conditions, customers’ financial condition, the amount of receivables in dispute originated by price differences and the current receivable aging and current payment patterns.

g)   Inventories, agricultural products and biological assets-

- Inventories

At December 31, 2008 and 2009, inventories are stated at the lower of historical cost determined by the average cost method, or market (replacement cost), provided that replacement cost is not less than net realizable value.

-Agriculture

The financial statements recognize the requirements of Bulletin E-1, “Agriculture”, which establishes the rules for recognizing, measuring, presenting and disclosing biological assets and agricultural products.

Bulletin E-1 requires biological assets and agricultural products (the latter at the time of harvesting) to be valued at their fair value, net of the estimated costs at the point of sale. Bulletin E-1 also establishes that whenever the fair value cannot be determined in a reliable, verifiable and objective manner, the assets are to be valued at their production cost, less any impairment loss.

The allowance for decline in the productivity of breeder chickens and pigs is estimated based on their expected future life, under the straight-line method.

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

Broilers more than six and a half weeks old through their date of sale are valued at fair value less estimated point-of-sale costs, considering the price per kilogram of processed chicken at the valuation date.

Processed chicken and commercial eggs are valued at fair value lees estimated point-of-sale costs, considering the price per kilogram of processed chicken and commercial eggs at the time such items are considered as agricultural products. From such date through the date of sale, the fair value is considered to be the cost of processed chicken or commercial eggs, not in excess of net realizable value.

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

In conformity with Bulletin E-1, biological assets and agricultural products were classified as either current or non-current assets based on their availability for sale and the business operating cycle.

Cost of sales represents the replacement cost of inventories at the time of sale, increased, as applicable, for reductions in the replacement cost or net realizable value of inventories during the year and, through 2007, is expressed in thousands of constant pesos as of December 31, 2007.

The Company records the necessary allowances for inventory impairment arising from damaged, obsolete or slow-moving inventories or any other reason indicating that the carrying amount will exceed its market value.

h)   Property, plant and equipment-

Property, plant and equipment are initially recorded at acquisition cost and through December 31, 2007, adjusted for inflation by using factors derived from the NCPI (see note 2c).

From January 1, 2007, acquisitions of assets under construction or installation include the related comprehensive financial results as part of the value of assets. During 2007, 2008 and 2009, no comprehensive financing costs have been capitalized, as a result of Mexican FRS D-6 criteria not being met.

Depreciation of property, plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets, determined by management (see note 7).

Leasehold improvements are amortized over the useful life of the improvement or the related contract term, whichever is shorter.

Minor repairs and maintenance costs are expensed as incurred.

i)    Impairment of property, plant and equipment and goodwill-

The Company periodically evaluates the values of long-lived assets of property, plant and equipment and goodwill, to determine whether there is an indication of potential impairment. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset against future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated net revenues, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of, are reported in the balance sheets at the lower of net carrying amount or realizable value. The assets and liabilities of a group classified as available for sale are presented separately on the consolidated balance sheet.

j)    Leases-

Leased property, plant and equipment arrangements are recognized as capital leases if: a) the ownership of the leased asset is transferred to the lessee upon termination of the lease; b) the agreement includes an option to purchase the asset at a reduced price; c) the term of the lease is substantially the same as the remaining useful life of the leased asset; or d) the present value of minimum lease payments is substantially the same as the market value of the leased asset, net of any benefit or scrap value.

When the risks and benefits inherent to the ownership of the leased asset remain mostly with the lessor, such leases are classified as operating leases, and the lease expense is charged to results of operations as incurred.

The Company classified its leases as operating leases at December 31, 2007, 2008 and 2009.

k)   Goodwill-

Goodwill represents the difference between the purchase price and the fair value of the identifiable assets acquired in a business combination at the purchase date.

Goodwill is recorded initially at acquisition cost and through December 31, 2007, was restated using adjustment factors derived from the NCPI. Goodwill is subject to annual impairment testing.

At December 31, 2008 and 2009, there was no impairment loss in the value of goodwill shown in the consolidated balance sheets.

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

Termination benefits for reasons other than restructuring and retirement to which employees are entitled are charged to operations for each year, based on actuarial computations using the projected unit credit method and projected salaries. At December 31, 2009 and for purposes of recognizing benefits upon retirement, the remaining average service life of employees entitled to plan benefits approximates 19.33 years (see note 14).

In 2008, as a result of the adoption of this Mexican FRS D-3, the intangible asset of $28,341 reflected in the consolidated balance sheet and the labor obligation minimum liability adjustment of $2,512 reflected in consolidated statements of stockholders’ equity as of December 31, 2007, were eliminated against labor obligations and the consolidated statement of operations, respectively. Furthermore, for 2008, amortization of unamortized items resulted in an approximate gain of $845.

The actuarial profit or loss is recognized directly in the consolidated statements of operations for the period as it is accrued (benefits due to termination) and is amortized based on the remaining labor life of the employees that are expected to receive benefits from the plan (retirement benefits).

n)	Comprehensive financial results (CFR)-

The CFR includes interest income and expense, foreign exchange gains and losses and valuation of financial instruments, including derivatives, and through 2007, monetary position gains and losses.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of execution or settlement.  Foreign currency assets and liabilities are translated at the exchange rate in force at the consolidated balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are reported in the consolidated statements of operations for the year.

o)	Comprehensive income (loss)-

Comprehensive income (loss) consists of the net income or loss for the year, plus the results from holding non-monetary assets, the tax effect of the items which are recorded directly in stockholders’ equity, the effective portion of the unrealized gain or loss on cash flow hedges, the minimum liability adjustment of labor obligations and the minority interest as required by Bulleting B-4 “Comprehensive Income”.

p)	Derivative financial instruments-

Irrespective of their use and either issuance or holding purpose, the Company recognizes all derivative instruments as either assets or liabilities on the balance sheet at their respective fair values. Fair values are determined based on known market prices such as Chicago Board of Trade (CBOT) and, when not listed in a market, based on valuation techniques and inputs usually accepted in the financial sector.

Changes in the fair value of financial instruments not designated and/or not qualifying under strict hedge accounting criteria are recognized within earnings for the year in which such changes occur, as derivatives effects under comprehensive financial results.

In the case of operations with options on futures not designated and/or do not qualify under strict hedge accounting criteria, premiums paid or received in connection with options are initially recognized respectively as assets or liabilities within derivative instruments; while subsequent changes in their fair value are recognized within income of the year in which such changes occur under comprehensive financial results.

q)	Derivative financial Instruments, designated and qualified as hedging instruments for one or more risks-

The Company uses selected financial derivative instruments to protect itself against adverse price fluctuations in agriculture commodities, such as corn and sorghum. Those agriculture commodities derivative instruments include futures and options on futures which are listed on the CBOT, as well as options on futures accessed through ASERCA (Farming Marketing Support and Services, a dependent entity ascribed to Mexico’s Secretary of Farming and Agriculture), who functions as counterparty and that is a dependent entity of Mexican Government’s unit that belongs to the Secretary of Farming, Livestock, Rural Development, Fishing and Food (SAGARPA, Secretaría de Agricultura, Ganaderia y Desarrollo Rural, Pesca y Alimentación), through which, a commodities-related price hedging program (the “Farming by Contract”) scheme is offered to both farmers and agro-business entities such as the Company. The ASERCA program has two participating modalities: (i) 0% of the payment of the option’s premium and 100% of the benefit with a 60% discount on the amount of the initial premium, or (ii) 50% of the payment of the option’s premium, and 100% of the benefit.

When the derivatives are acquired to hedge risks, and accomplish with hedge accounting, the hedging relationship is documented for each hedged price risk. This documentation includes a description of the objective or hedge strategy, the nature of the hedged item position, the risk(s) to be hedged, the designated derivatives and how the initial effectiveness testing assessment will be performed, as well as the subsequent measurement of its retrospective effectiveness, which applies to each established hedge relationship.

Formal hedging derivatives designated into a hedging relationship, follow special hedge accounting recognition, for fair value changes based on each corresponding hedge accounting model: (1) Fluctuations in fair value type of hedges, require that both  the derivative and the hedged item are to be valued at fair value and recognized in the statement of operations, adjusting the carrying value of hedge item; (2) in the case of cash flow hedges, only the effective portion of the derivative is temporarily recognized in comprehensive income (equity) and recycled to operations when the effects of the hedged item affects operations as cost of good sold, interest, etc., while the ineffective portion is immediately recognized within operations.

The Company discontinues hedge accounting in the following cases: when the derivative has expired, has been sold, is cancelled or exercised, or when the derivative does not achieve the required level of accumulated effectiveness as to compensate for the changes in the fair value or cash flows of the hedged item, when the hedged item is prepaid or when the Company decides to cancel the hedge relationship on a discretionary basis.

Certain financial derivative instruments are entered into to hedge on or more exposures from the user’s  economic perspective, but are neither designated nor qualify for hedge accounting purposes, hence  these derivatives are treated accounting wise, as trading derivatives that is, with fluctuations in the fair value of these derivatives recognized within comprehensive financial result.

In the case of hedges with options on futures or combinations of these options, which are designated and qualifying under hedge accounting models, the premiums paid and received through these derivative financial instruments are initially recognized as assets within derivative financial instruments in the consolidated balance sheet, with subsequent changes in their fair values recognized in the comprehensive financial result in the case of fair value hedges, while under cash flow hedge model, these changes are recognized within other comprehensive income (OCI).

r)	Income taxes (income tax (IT), flat rate business tax (IETU)), and employee statutory profit sharing (ESPS)-

IT, IETU and ESPS payable for the year are determined in conformity with the tax provisions in effect.

Deferred IT and, from January 1, 2008, deferred ESPS, are accounted for under the asset and liability method. Deferred tax and ESPS assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and in the case of IT, for tax loss and tax credit carryforwards. Deferred tax and ESPS assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax and ESPS assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date.

At December 31, 2007, a deferred income tax liability was determined by treating the stockholders’ equity as a single temporary item greater than the amount determined by using the asset and liability method, and thus, the Company recognized an additional deferred tax liability of $288,580 in 2007 to account for this difference.

Effective January 1, 2008, Mexican FRS D-4 “Tax on earnings” supersedes Bulletin D-4 and Circular 54. Therefore, the Company wrote-off $288,580 against retained earnings, which relates to the additional deferred tax liability previously determined as at December 31, 2007 under the stockholders’ equity method.

s)	Net majority interest income (loss) per share-

Net majority interest income (loss) per share has been computed based on majority interest net income (loss) and on the weighted average number of shares outstanding, as established in Bulletin B-14 “Profit per Share”.

t)	Financial information by segments-

Bulletin B-5, “Financial Information by Segments”, establishes the rules for disclosing financial information by segment.

Financial information by segment is prepared based on a management’s approach, in conformity with Bulleting B-5, considering a segment to be an operating component that is subject to risks and benefits that are different from other business segments.

The financial information by segment is disclosed in note 18.

u)	Reclassifications-

Certain captions shown in the 2008 financial statements as originally issued have been reclassified for uniformity of presentation with the 2009 financial statements. The changes in these reclassifications were recognized retrospectively at December 31, 2008, in conformity with Mexican FRS B-1.

v)	Convenience translation-

United States thousands dollars amounts as shown in the accompanying consolidated balance sheet as of December 31, 2009, as well as in the consolidated statements of operations and cash flows for the year ended December 31, 2009, have been included solely for the convenience of the reader and are translated from pesos to US dollars as a matter of arithmetic computation only, at an exchange rate of $13.08 to one U.S. dollar, which was the exchange rate at December 31, 2009. Such translation should not be construed as a representation that the peso amounts could have been or could be converted into U.S. dollars at this rate.

w)	New accounting pronouncements-

The Mexican Board of Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera or CINIF) has issued the following Mexican FRS, effective for years beginning on and after January 1, 2009, with the respective prospective or retrospective application being specified in each case.

(a)
Mexican FRS B-7 “Business combinations”– Mexican FRS supersedes Bulletin B-7 and establishes, among other things, general rules for the initial valuation and recognition at the acquisition date of net assets, regarding that all business combinations should be accounted for using the purchase method.  The provisions of this Mexican FRS became effective for acquisitions effected on or after January 1, 2009.  Any accounting change resulting from this Mexican FRS is to be applied on a prospective basis.

The initial application of this standard did not have effects.

(b)
Mexican FRS B-8 “Consolidated or combined financial statements”–Mexican FRS B-8 supersedes Bulletin B-8 “Consolidated and combined financial statements and valuation of investments in shares” and establishes general rules for the preparation and presentation of consolidated and combined financial statements, and related disclosures.  Amendments include:

(i.)	Requires consolidation of special purpose entities (SPEs) when controlled.

(ii.)	The possibility, under certain conditions, of presenting unconsolidated financial statements.

(iii.)
Consideration is given to the existence of potential voting rights that might be exercised or converted in favor of the entity in its capacity as holding Company and that may change its involvement in decision-making at the time of assessing the existence of control.

The initial application of this standard did not cause effects in adoption or retrospectively.

(c)	Mexican FRS C-8 “Intangible assets”– Mexican FRS C-8 supersedes Bulletin C-8 “Intangible Assets” and establishes, among other things, primarily the following revisions:

(i)	Redefinition of intangible assets, establishing that separability is not the only condition for the intangible asset to be identifiable.

(ii)
The acquisition cost must be considered for the initial valuation, identifying whether it is an individual acquisition, business combination or it is internally generated. Additionally, future financial benefits should be generated.

(iii)
Subsequent outlays for research and developments in progress should be recorded as expenses if they are part of the research phase or recorded as an intangible asset if they meet the criteria to be recognized as such;

(iv)	The presumption that the useful life of an intangible asset may not exceed twenty years was eliminated.

The initial application of this standard did not cause effects in the adoption or retrospectively.

x)
Mexican FRS B-2 “Statement of cash flows”- From January 1, 2008, Mexican FRS B-2 supersedes Bulletin B-12 "Statement of changes in financial position" and paragraph 33 of Bulletin B-16. The principal considerations established by this Mexican FRS are shown below:

(i)
Instead of the statement of changes in financial position, the financial statements shall include the statements of cash flows for all the periods presented comparatively with those of the current year, except for financial statements of periods prior to 2008;

(ii)	Cash inflows and cash outflows are reported in nominal currency units, thus not including the effects of inflation;

(iii)
Two alternative preparation methods (direct and indirect) are established, without stating preference for either method. Furthermore, cash flows from operating activities are to be reported first, followed by cash flows from investing activities, and lastly by cash flows from financing activities;

(iv)	Captions of principal items are to be reported gross, with certain exceptions and require disclosure of the composition of items considered cash equivalents.

Accordingly, the Company presents its consolidated statement of changes in financial position for 2007 as issued and the consolidated statements of cash flows for 2008 and 2009 under the indirect method.

(3)	Cash and investments-

Consolidated cash and investments as of December 31, 2008 and 2009 consist of:

	2008	2009

Cash and bank accounts	$228,589	178,749
Current primary investment securities (note 10 b)	1,545,737	2,363,949
Unrestricted cash and investments	1,774,326	2,542,698

Restricted cash	223,921	8,270

Total cash and investments	$1,998,247	2,550,968

Restricted cash corresponds to margin calls to cover future derivative commitments, due to adverse market movements associated with the underlying prices for which the Company had an open position as of December 31, 2008 and 2009.

(4)	Trade receivables, net-

Trade receivables at December 31, 2008 and 2009 amounting $892,207 and $903,609, respectively, are shown net of an allowance of doubtful accounts for $28,320 and $29,801, respectively.

(5)	Related parties-

a)	A summary of related party accounts payable as of December 31, is as follows:

	2008	2009
Vimifos, S.A. de C.V.	$39,496	$43,749
Frescopack, S.A. de C.V.	715	8,767
Maquinaria Agrícola, S.A. de C.V.	4,858	5,570
Llantas y Accesorios, S.A. de C.V.	3,953	4,418
Pulmex 2000, S.A. de C.V.	905	4,077
Autos y Tractores de Culiacán, S.A. de C.V.	106	855
Camiones y Tractocamiones de Sonora, S.A. de C.V.	149	108
Autos y Accesorios, S.A. de C.V.	76	53
Distribuidora Automotriz de los Mochis, S.A. de C.V.	28	16
Alfonso R Bours, S.A. de C.V.	48	-
Qualyplast, S.A. de C.V.	2	-
	$50,336	$67,613

At December 31, 2008 and 2009, balances due to related parties correspond to unsecured current accounts denominated in pesos that bear no interest and are payable within 30 days.

b)     For the years ended December 31, 2007, 2008 and 2009, the Company had the following transactions with related parties:

Purchases of feed, raw materials and packing supplies	2007	2008	2009

Vimifos, S.A. de C.V.	$192,188	283,912	261,385
Frescopack, S.A. de C.V.	-	128,176	136,609
Pulmex 2000, S.A. de C.V.	-	15,619	17,307
Qualiplast, S.A. de C.V.	634	22	21

Purchases of vehicles, tires and spare parts

Maquinaria Agrícola, S.A. de C.V.	47,155	54,502	56,502
Llantas y Accesorios, S.A. de C.V.	23,349	22,426	30,848
Autos y Tractores de Culiacán, S.A. de C.V.	-	26,665	19,555
Autos y Accesorios, S.A. de C.V.	14,985	21,729	11,849
Distribuidora Automotriz de los Mochis, S.A. de C.V.	8,095	13,687	11,093
Camiones y Tractocamiones de Sonora, S.A. de C.V.	-	14,501	8,391
Alfonso R. Bours, S.A. de C.V.	2,171	3,356	847

Airplane leasing expenses

Taxis Aéreos del Noroeste, S.A. de C.V.	3,153	2,106	9,810

Purchases transactions with related parties are made at market prices, which are similar to those that would be used in arms-length transactions.

(6)	Inventories and biological assets-

a)	Inventories consist of the following:

	2008	2009

Raw materials and byproducts	$2,232,409	$1,769,251
Restricted raw material (sorghum) (note 9a)	-	24,584
	2,232,409	1,793,835

Medicine, materials and spare parts	457,106	480,459
Finished feed	71,841	57,613
	2,761,356	2,331,907
Agricultural products:
Live chicken	921,061	889,415
Processed chicken	228,619	339,965
Commercial egg	24,383	27,441
Turkey	35,113	21,567
Beef	2,445	1,493
Others	638	1,424
	1,212,259	1,281,305
Total	$3,973,615	$3,613,212

b)	Biological assets at December 31, 2008 and 2009 consist of the following:

	2008	2009
Current biological assets:
Breeder pigs	$40,709	$45,808
Incubatable eggs	99,135	110,652
Total current biological assets	$139,844	$156,460

Non-current biological assets:
Laying and breeder hens	$248,877	$252,415
Breeder pigs	28,040	31,409
Hens in production	681,114	818,415
Allowance for productivity declines	(276,454)	(358,630)

Total non-current biological assets	$681,577	$743,609

The change in the historical value of biological assets and agricultural products measured at their fair value presented increases of $10,882 in 2007 and $16,358 in 2008; in 2009, shows a decrease of $7,214.  Such effects were included in the results of operations each year.

(7)	Property, plant and equipment-

a)	Property, plant and equipment at December 31consists of the following:

	Useful lives (years)	2008	2009
Buildings, farm structures and equipment	7-27	$14,914,390	$15,823,099
Office, furniture and equipment	3	237,727	238,607
Transportation equipment	6	1,207,229	1,219,437
		16,359,346	17,281,143
Accumulated depreciation and amortization		(7,164,781)	(7,700,155)
Net		9,194,565	9,580,988
Land		897,273	937,478
Construction in progress and advance payments		597,397	391,660

Total		$10,689,235	$10,910,126

b)	Depreciation and amortization expense for the years ended December 31, 2007, 2008 and 2009, amounted to $571,393, $616,358, and $662,630, respectively.

c)	Certain property, plant and equipment guarantee part of the loans mentioned in note 9.

d)	As of December 31, 2008, the construction in progress amount of $443,734, has been placed in service in 2009.

e)	As of December 2009, the construction in progress amount of $347,516, corresponds mainly to investments in feeding plants which are expected to be placed in service in 2010.

(8)	Goodwill-

In 1999, goodwill was derived from the purchase of the shares of Campi Alimentos, S.A. de C.V. in the amount of $359,564. At December 31, 2005 (the last year of amortization), accumulated amortization aggregated to $58,716. In 2007, 2008 and 2009, goodwill was not amortized, but subject to impairment test on an annual basis, as a result of the adoption of Mexican FRS B-7 “Business Acquisitions” (see note 2k).

(9)	Notes payable to banks and long-term debt-

a)	Short-term notes payable to banks consist of the following:

	2008	2009
Unsecured notes payable to banks (i) (ii):
Denominated in pesos, interest rate: TIIE(1) FIRA(2) rate less 3 points	$40,000	40,000
Denominated in pesos, interest rate: TIIE(1) FIRA(2) rate plus .75 points	-	40,000
Denominated in pesos, interest rate: TIIE(1) rate plus 2 points	-	133,400
Secured by sorghum deposit certificates (iii) (iv):
Denominated in pesos, maturity on February 11, 2010, with appraisal 85% and interest rate of 9%.	-	20,896

Short-term notes payable total	$40,000	234,296

(i)	The weighted average interest rate on short-term unsecured notes payable at December 31, 2008 and 2009 was 5.73% and 6.03%, respectively.

(ii)	Average interest rates on short-term unsecured notes for the years ended December 31, 2008 and 2009 were 5.28% and 5.73%, respectively.

(iii)	At December 31, 2009, unused sorghum deposit certificates lines of credit amounted to $179,174. In 2009, the Company was not required to pay any fee for unused lines of credit.

(iv)	The book value of raw material securing obligation amounted to $24,584, as of December 31, 2009.

(1) TIIE = Interbank Equilibrium Rate
(2) FIRA = Fideicomiso Instituido en Relación con la Agricultura

b)   Long-term notes payable to banks, as of December 31, consist of the following:

	2008	2009

Secured by equipment:
Denominated in pesos, payable in monthly installments through December 2010, at CETES (3) rate plus 2 points.	$20,500	$10,500

Secured by shares of the Company, and the subsidiaries as collaterals:
Denominated in pesos, payable in six quarterly installments beginning in August 2009 and maturing in November 2010 at a rate of TIIE (1) plus 5 points (4).	500,000	-

Unsecured:

Denominated in pesos, maturing in December 2010 at TIIE (1) FIRA (2) rate less 3.30 points, with minimum rate of 2.90%.	4,112	1,789
Denominated in pesos, maturing in April 2012 and June 2013 at TIIE (1) FIRA (2) rate less 1.10 points and 0.875 points.	61,280	46,000
Denominated in pesos, maturity in June 2011 at TIIE (1) FIRA(2) rate plus 2 points.	-	137,500
Denominated in pesos, maturity in 2014 at TIIE (1) rate plus 3.5 points.	-	33,750
Denominated in pesos, with maturity in July 2011, at TIIE (1) rate plus 2 points.	-	500,000
Total	585,892	729,539
Less current installments	(194,235)	(357,569)

Long-term debt, excluding current installments	$391,657	$371,970

(i)	Weighted average interest rate on long-term debt at December 31, 2008 and 2009 was 12.92% and 6.76%, respectively.

(ii)	The average interest rate of the Company’s total long-term debt for the years ended December 31, 2008 and 2009 was 8.45%, and 8.88%, respectively.

(1) TIIE = Interbank Equilibrium Rate
(2) FIRA = Fideicomiso Instituido en Relación con la Agricultura
(3) CETE = Treasury Bills
(4) During 2009, the Company made an anticipated payment of the entire loan, with funds obtained from a debt substitution with another bank.

(iii)	The weighted average interest rate of the Company’s total debt at December 31, 2008 and 2009 was 12.46% and 6.59%, respectively.

c)	At December 31, 2008 and 2009, unused lines of credit amounted to $1,182,574 and $823,320, respectively. In 2008 and 2009, the Company did not pay any fee for unused lines of credit.

d)	The book value of assets collateralizing long-term debt was $129,350 at December 31, 2008 and $120,844 at December 31, 2009.

e)	Maturities of long-term debt as of December 31, 2009, are as follows:

Year	Amount

2011	$333,405
2012	19,040
2013	12,025
2014	7,500
$371,970

Interest expense on loans for the years ended December 31, 2007, 2008 and 2009, aggregated to $6,885, $16,040 and $66,989, respectively.

Bank loans establish certain affirmative and negative covenants. As of December 31, 2009 and June 18, 2010, the Company was in compliance with all these covenants.  The Company estimates that the covenants will be in compliance during 2010.

(10-a)	Financial Instruments and hedging activities as at December 31, 2008 and 2009-

Derivatives for trading purposes (neither designated nor qualified for hedges accounting treatment)

The Company maintains a portfolio of explicit Financial Derivative Instruments (FDI), which were neither designated nor qualified as hedges under Bulletin C-10 and, therefore, their related changes in fair value were recognized as valuation effects of financial instruments within Comprehensive Financial Results (CFR), in the results of operations. The related amount of the open balance as of December 31, 2008 and 2009, was $919,026 and $(3,137), respectively, and arose from the derivative instruments, shown on the following pages:

As at December 31, 2008:

OTC1 foreign currency option structures – finance counter-party in private agreements:

					Effects on the results of operations
Counter-party	Instrument	Underlying[6]	Notional	Maturity	CFR/loss (gain)

Merril Lynch[5]	TARNs[2]	Exchange rate	5,500	April-July 2009	$753,705
Capital		MXP/USD	US$
Services Inc (OTC)
	KO FWD[3]	Exchange rate MXP/USD	2,000 US$	January- May 2009	(19,478)

	Call Spread	Exchange rate	84,000	January 2009	(30,639)
		MXP/USD	US$

	European Call	Exchange rate	1,500	March 2009	(34)
		MXP/USD	US$

Banamex	European Call	Exchange rate	3,000	January through March 2009	(586)
(OTC)		MXP/USD	US$

	European Put	Exchange rate	2,000	February through March 2009	17
		MXP/USD	US$

	Call Digital	Exchange rate	600	January through March 2009	584
		MXP/USD	US$

	TARNs	Exchange rate	21,000	January and April 2009	59,480
		MXP/USD	US$

Barclays	TARFs[4]	Exchange rate	2,000	November 2009	96,235
Capital		MXP/USD	US$
(OTC)					$859,284

1Over the Counter (OTC): refers to privately agreed operations (outside of the standardized or organized futures & options exchange markets such as CBOT) with other financial or non-financial parties.
2 Target Redemption Notes: Options structure on MXP/USD exchange rates that provide the Company with limited earnings when the peso appreciates, and an unlimited loss when the U.S. dollar appreciates before the Mexican peso.
3 Knock out Forward: this refers to an exchange rate Forward which eliminates or extinguishes both party's rights and obligations when it reaches an exchange rate or barrier level, which was established in the terms of the agreement on the instrument.
4Target Redemption Forward: this is an option structure on MXP/USD exchange rates that provide the Company with limited earnings when the Mexican peso appreciates, and unlimited losses when the U.S. dollar appreciates before the peso.
5See note 3, collaterals established by Bachoco’s broker.
6MXP means Thousands of Peso and USD means Thousands of U.S. dollars.

Derivatives on prices of farming goods (commodities):

				Effects on the results of operations
Counter-party	Instrument	Underlying	Maturity	CFR/loss (gain)

Cargill	Swap	Corn	January 2009	$16,862
(OTC)
	Swap	Soy bean	January 2009	3,285

New Edge[7]	Futures	Corn	March 2009	12,001

	Futures	Soy bean	March 2009	(13,151)

	Call	Corn	March 2009	(727)

	Puts	Corn	March 2009	41,472
				$59,742

7New Edge is the broker or the commission agents for the futures or options on the futures, that the Company used to enter into these operation in this listed CBOT market on corn and soybeans forwards. See note 3, collaterals established by the broker for Bachoco.

As at December 31, 2009:

OTC1 foreign currency option structures – finance counter-party in private agreements:

Counter- party	Instrument	Underlaying[7]	Notional	Maturity	Effects on the results of operations CFR/loss (gain)

Morgan Stanley	Collar[2]	Exchange rate MXP/USD	1,000 US$	May 2010	$(2,537)

	KO collars[2]	Exchange rate MXP/USD	1,000 US$	March 2010	(185)

	KO collars[2]	Exchange rate MXP/USD	2,000 US$	July 2010	8

	KO put spread[4]	Exchange rate MXP/USD	1,000 US$	March 2010	(256)

	Call spread[3]	Exchange rate MXP/USD	1,000 US$	March 2010	(902)

UBS	Knock out-[5] knock in	Exchange rate MXP/USD	2,000 US$	January 2010	(45)

	Forward	Exchange rate MXP/USD	2,000 US$	July 2010	1,026

					$(2,891)

1Over the Counter (OTC): refers to privately agreed operations (outside of the standardized or organized futures & options exchange markets such as CBOT) with other financial or non-financial parties.
2Knock Out Collars: Option combination in which the Company acquires at both, a minimum and a maximum exchange rate. The maximum limit no longer applies if the referenced exchange rate is equal or greater than the Knock Out upper level.
3Call Spread: A hedging instrument against decreases in the exchange rate. It is compounded by a long call with certain strike, and a short call with a greater strike.
4KO Put Spread: Option combination that the Company entered into, at the same time as it took a long position in a long Collar and a long position in a Call Spread. It hedges a certain rank in the exchange rate value, generally low values.
5Knock out – knock in:: Option combination that hedges up to a certain level of the exchange rate, and from another level of the exchange rate respectively.
6See note 3, collaterals established by Bachoco’s broker.
7MXP means Thousands of Mexican Peso and USD means Thousands of U.S. dollars.

  Derivatives on prices of farming goods (Commodities):

Counter-party	Instrument	Underlaying	Maturity 2010	Effects on the results of operations CFR/ loss (gain)

Cargill	Swap	Corn	March	$(445)
(OTC)
New Edge [7]	Futures	Corn	March	(409)
	Futures	Corn	March	(361)
	Futures	Corn	March	(1,360)
	Futures	Corn	March	4,162
	Futures	Corn	March	(215)
	Futures	Corn	March	(314)
	Futures	Corn	March	(98)
	Puts on futures	Corn	March	(159)
	Puts on futures	Corn	March	(337)
	Puts on futures	Corn	March	(311)
	Puts on futures	Corn	March	104
	Puts on futures	Corn	March	(503)
				$(246)

7 New Edge is the broker or the commission agents for the futures or options on the futures, that the Company used to enter into these operation in this listed CBOT market on corn and soybeans forwards. See note 3, collaterals established by the broker for Bachoco.

Derivatives that are designated and qualify for hedging purposes attributable to (i) one or more risks included in identified hedged items which are already recognized on the balance sheet or (ii) associated to risk exposures not yet recognized on the balance sheet.

In regard to the positions on FDI that the Company enters into and that were designated and qualify for hedge accounting purposes on one or more financial risks, its fair value amounted to a total of $126,164 and $8,135 at December 31, 2008 and 2009, respectively. Following are the details on the derivative instruments found accessing special hedge accounting models, their notional dimension, risks and effects, either on the balance sheets or in the statements of operations. The derivatives mentioned below fundamentally offset the effects of the hedged items within the statement of operations, as long as they continue to qualify and be designated for hedge purposes as follows:

Fair value hedges (FVH): The Company entered into several firm commitments that are contractual agreements with domestic farmers, to purchase expected volumes of grain crops at a USD-denominated fixed price including basis locks. These agreements were carried to access hedging instruments under the “farming by contract” program sponsored by ASERCA. These firm commitments are designated as hedged items due to they create off-balance sheet grain price and foreign exchange risk exposures as well. The ASERCA Put options offering, only hedge the fair value risk of the grain fixed price, hence are designated as fair value hedges under the Fair Value Hedge accounting model. These options are used to hedge a downside risk, where both effective effects from the derivative (based on intrinsic value changes only, excluding extrinsic value) and from the hedge item for such hedged risk, are taken to earnings, where both compensate. The effective changes in the fair value of these firm commitments attributable to price risk, are allocated within the balance sheet as current assets or liabilities until contractual volumes of grain are recognized as inventory, then the same ASERCA put options in their correspondent volume, are re-designated as to hedge the fair value of commodity inventories in accordance with the fair value hedge accounting model, that is, adjusting the book value of such inventory against earnings, up to when these inventories of grain (corn and sorghum) impact earnings as cost of goods sold, then all pending derivative effects allocated as current assets or liabilities coming from the firm commitment period, are then recycled to cost of good sold, as to adjust this for fair value hedging effects.

Options listed on corn future, effective at December 31, 2008:

				Effective offsetting
				effects on
				comprehensive
				financial
Counter-party	Instrument	Underlaying	Maturity	results/loss (gain)

ASERCA	Puts	Corn	March and May 2009	$(126,164)

Options listed on corn future, effective at December 31, 2009:

Counter-party	Instrument	Underlaying	Maturity	Effective offsetting effects on comprehensive financial results/loss (gain)

ASERCA	Puts	Corn	March and May 2010	$(8,135)

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

Due to the effects of the 2008 and 2009 grain price variations, the hedging effects arising from the fair value changes linked to the corn & sorghum8 prices, according to the fair value hedge model, were recognized in the consolidated balance sheet as a current liability or as an adjustment to the inventory, both with correspondent offsetting effects against the option’s intrinsic value changes within comprehensive financial result in the consolidated statement of operations.

[8]
Sorghum price is not listed in an agriculture exchange, but its price-as feeding substitute for corn (which is negotiated and listed in the CBOT) – has a high correlation with the futures prices of corn; therefore, corn prices are usually used as a sound proxy the hedge sorghum related price exposure.

At December 31, 2008:

Grain purchase firm commitments subject to fair value hedge relationship9:

Description of the contract	Re-designated derivatives and hedged items	Changes in the fair value, recognized within the balance sheet

Sorghum Purchases agreements	ASERCA Puts that hedge the fair value of these firm commitments, due to falling of grain prices.	$(38,578)

Grain inventories adjusted to fair value hedge:

Description of the contract	Designated derivative and hedged risk	Changes in the fair value, recognized within the balance sheet

Sorghum and corn inventories	ASERCA Puts that were re-designated as to hedge the fair value of commodity grain inventories from losing fair value, attributable to lower grain prices.	$(87,586)

[9]
These represent contracts the Company enters into with an unrelated party that can be executed through legal means and specify the amount the Company expects to exchange, the fixed price, the currency and the transaction schedule, among other important aspects.

At December 31, 2009:

Grain inventories adjusted to fair value hedge10:

Description	Risk covered and secondary assigned	Changes in the fair value of the firm commitment recognized within the balance sheet

Firm commitments with a fix price and USD denominated to Sorghum and corn purchases agreements	ASERCA Puts that were re-designated as to hedge the fair value of Commodity grain inventories from losing fair value, attributable to lower grain prices	$(8,135)

[10]
These represent contracts the Company enters into with an unrelated party that can be executed through legal means and specify the amount the Company expects to exchange, the fixed price, the currency and the transaction schedule, among other important aspects.

(10-b)	Investment in primary financial securities at December 31, 2008 and 2009-

The Company keeps investments in primary financial debt instruments at December 31, 2008 and 2009, both in U.S. dollars and Mexican pesos, as follows:

	2008			2009
For trading	Book value	Fair value	Interest[11] rates	Book value	Fair value	Interest[11] rate

Mexican peso denominated debt securities:
Government issued	$564,055	564,055	8.30%	$778,700	778,700	4.63%
Bank issued	669,884	669,884	8.95%	1,259,987	1,259,987	4.79%
Commercial paper	109,330	109,330	9.28%	81,899	81,899	8.34%

	$1,343,269	1,343,269		$2,120,586	2,120,586

U.S dollars denominated debt securities:
Bank issued	$-	-	-	$69,718	69,718	6.63%
Commercial paper	167,169	167,169	5.31%	125,230	125,230	6.41%

	$167,169	167,169		$194,948	194,948

11 Average interest rate in the category

	2008
Held to maturity	Paid price when bought	Impairment	Expected recovery amount	Interest rate

Pesos:
Commercial paper	$48,415	13,116	35,299	8.2%

	2009
Held to maturity	Paid price when bought	Impairment	Expected recovery amount	Interest rate

Pesos:
Commercial paper	$48,415	-	48,415	8.2%

Due to the financial crisis experienced in most economies around the World at the end of 2008, several securities were no longer traded actively in the financial markets, hence the Company decided to access INIF 16 “Transfer of accounting category of financial instruments carried for trading purposes”, hence Commercial Paper was transferred to the Held To Maturity category starting October 1, 2008. An impairment effect of $13,116 was immediately recognized considering that these non guaranteed debt securities will not recover their initial paid-in-value. Impairment was recognized in the Comprehensive financial results within earnings.

(11)	Commitments and contingencies-

(a)
The Company has entered into operating leases for certain offices, production sites, and automotive and computer equipment. Most leases contain renewal options. These agreements have terms between one and five years. Rental expense under these leases was as follows:

Year ended December 31,	Amount

2007	$153,165
2008	167,871
2009	177,292

(b)	There is a contingent liability arising from the labor obligations mentioned in note 2m.

(c)
The Company is involved in a number of lawsuits and claims arising in the normal course of business. In the opinion of management, it is expected that the final outcome of these matters will not have significant adverse effects on the Company’s  consolidated financial position and results of operations.

(d)	In accordance with Mexican tax law, the tax authorities are entitled to examine transactions carried out during the five years prior to the most recent income tax return filed.

(e)	The Company has agreed contracts to supply grain from third parties as part of the normal course of operations.

(f)
In accordance with the Income Tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be similar to those that would be used in arms-length transactions.

Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest in addition to penalties of up to 100% of the omitted taxes.

(12)	Other taxes payable and other accruals-

An analysis of other taxes payable and other accruals as follows:

	2008	2009

Other accounts payable	$99,037	$158,535
Expenses payable	76,787	94,855
Trade advances	33,422	53,693
Employee statutory profit sharing	34,355	38,149
IMSS (1)	30,234	33,847
INFONAVIT (3)	22,786	28,724
Payroll taxes	6,107	13,035
SAR (2)	6,721	6,020
Taxes payable	5,485	5,465
Salaries payable	10,804	4,313
Interests payable	2,864	1,134

Total	$328,602	$437,770

(1) IMSS (a Government health care institution): contributions are made by the Company and by its employees in accordance with applicable regulations. The Company is required to pay this contribution on a monthly basis.

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

a)
A summary of the Company’s monetary assets and liabilities denominated in U.S. dollars (the only foreign currency) translated into reporting currency, as of December 31, 2008 and 2009, were as follows:

	Pesos
	2008	2009
Assets:
Cash and investments	$451,957	$203,756
Other accounts	3,958	3,753
Advances to suppliers (included in inventories and property, plant and equipment)	433,333	368,099
	889,248	575,608
Liabilities:
Accounts payable	(923,866)	(892,691)

Net liability	$(34,618)	$(317,083)

b)
As of December 31, 2008 and 2009, the exchange rate was $13.81 and $13.08, per US dollar, respectively. At March 26, 2010, date of issuance of the consolidated financial statements the exchange rate was $12.50 per US dollar.

(14)	Labor obligations-

(a)	Labor obligations at December 31, 2008 and 2009

The Company has a defined benefit pension plan covering the non unionized personnel. The benefits are based on years of service and the employee’s compensation. The Company makes annual contributions to the plan equal to the maximum amount that can be deducted for income tax purposes based on the projected unit credit method.

Cash flows-

Plan contributions and benefits paid were as follows:

	Plan Contributions		Benefits paid
	2008	2009	2008	*	2009

Termination	$-	-	21,489		-
Retirement	17,450	17,436	2,865		2,382

Total	$17,450	17,436	24,354		2,382

* The amount of payments reported in 2008 consider those charged to the net liabilities and fund.

The cost, obligations and other elements of the pension, seniority premium and severance compensation plans for reasons other than restructuring, mentioned in note 2m, have been determined based on computations prepared by independent actuaries at December 31, 2008 and 2009. The components of the net periodic cost for the years ended December 31, 2008 and 2009, were as follows:

	Benefits
	Termination		Retirement
	2008	2009	2008	2009

Net periodic cost:
Service cost	$13,122	13,898	18,539	16,187
Interest cost	5,324	6,220	19,880	20,043
Return on plan assets	-	-	(18,683)	(19,307)
Net actuarial loss (gain)	7,012	7,171	(380)	(1,982)
Prior service cost:
Amortization of prior service cost and plan modifications	-	-	1,885	1,885
Amortization of transition liability	4,828	4,828	5,448	5,448

Net periodic cost	$30,286	32,117	26,689	22,274

The present value of benefit obligations of the plans al December 31, 2008 and 2009, is as follows:
	Benefits
	Termination		Retirement
	2008	2009	2008	2009

Accumulated Benefit obligation (ABO)	$52,131	64,328	138,077	151,796

Projected benefit obligation (PBO)	70,915	76,988	210,319	240,968
Plan assets at fair value	-	-	(188,815)	(223,778)

Projected benefit obligation over plan assets	70,915	76,988	21,504	17,190

Unrecognized items:
Transition liability	(18,370)	(13,542)	(21,793)	(16,345)
Plan modifications	-	-	(25,437)	(23,552)
Actuarial gains	-	-	53,871	53,890

Projected liability, net	$52,545	63,446	28,145	31,183

	Benefits
	2008	2009

Discount rate (net of inflation)	9.75%	9.50%
Rate of compensation increase*	4.50%	4.50%
Expected return on plan assets	9.75%	9.75%
Amortization period of unrecognized items (applicable to retirement benefit)	19.66 years	19.33 years

* Salary increases, including past practice, trends in the market and compensation scheme (average salary increase earned if performance is satisfactory).

Below is the determination of benefit obligations of the plan at December 31, 2008 and 2009:

	Retirement benefits 2008
	Seniority premium	Pension plan	Total
Defined benefit obligations:
Obligations of defined benefits at the beginning of year	$32,095	199,333	231,428
Current labor cost	2,658	15,880	18,538
Interest cost	2,743	17,137	19,880
Actuarial gain and losses	(3,187)	(51,298)	(54,485)
Benefits paid	(1,329)	(3,713)	(5,042)
Defined benefit obligations at end of year	$32,980	177,339	210,319

	Retirement benefits 2009
	Seniority premium	Pension plan	Total
Defined benefit obligations:
Obligation of defined benefits at the beginning of year	$32,980	177,339	210,319
Current labor cost	3,034	13,153	16,187
Interest cost	3,130	16,913	20,043
Actuarial gain and losses	1,439	(2,836)	(1,397)
Benefits paid	(1,801)	(2,383)	(4,184)
Defined benefit obligations at end of year	$38,782	202,186	240,968

Below is the determination of plan assets at 31 December 2008 and 2009:

	Retirement benefits 2008
	Seniority premium	Pension plan	Total
Plan assets:
Plan asset at the beginning of year	$-	182,017	182,017
Yield expected	-	(8,475)	(8,475)
Company contributions	-	17,450	17,450
Benefits paid	-	(2,177)	(2,177)
Plan assets at and of year	$-	188,815	188,815

	Retirement benefits 2009
	Seniority premium	Pension plan	Total
Plan assets:
Plan asset at the beginning of year	$-	188,815	188,815
Yield expected		19,307	19,307
Actuarial gains and losses	-	602	602
Company contributions	-	17,436	17,436
Benefits paid	-	(2,382)	(2,382)
Plan assets at and of year	$-	223,778	223,778

Following is a detailed description of the current amounts and the amounts for the previous four annual periods derived from the defined benefit obligations, the reasonable value of the plan’s assets and the adjustments on the plan assets and liabilities, based on experience:

	Seniority premium*

	2005	2006	2007	2008	2009
Defined benefit obligations	$46,546	49,097	56,601	59,086	66,711
Plan assets	-	-	-	-	-

Plan status	$46,546	49,097	56,601	59,086	66,711

*	The results of seniority premium include retirement and termination, due to the fact that this division did not exist in prior years in accordance with the Bulletin D-3.

	Pension plan

	2005	2006	2007	2008	2009
Defined benefit obligations	$152,360	189,355	199,333	177,339	202,186
Plan assets	(130,747)	(160,421)	(182,017)	(188,815)	(223,778)

Plan status	$21,613	28,934	17,316	(11,476)	(21,592)

The distribution of assets listed by category at the end of 2007, 2008 and 2009, are as follows:

	2007	2008	2009

Fixed rate investment	77%	77%	75%
Variable rate investment	23%	23%	25%

Total	100%	100%	100%

The distribution of the assets reflects the strategy that was used to optimize the return rate on the plan and the fund's results, within the framework of an appropriate risk level.

b)	Labor obligations at December 31, 2007-

An analysis of the net period cost, reserve amounts and the assumptions considered in the pension plan, the seniority premium and severance obligations at December 31, 2007 is as follows:

	Pension	Seniority
	plan	premium	Severance

Net periodic cost:
Labor cost	$15,429	4,361	9,191
Return on plan assets	(10,090)	-	-
Amortization of unrecognized prior past service cost	2,239	1,215	4,250
Interest cost	8,890	2,348	1,765

Net periodic cost	16,468	7,924	15,206

Loss from early extinguishment of obligations	$-	-	2,514

(15)	Stockholders’ Equity-

a)	As of December 31, 2007, 2008 and 2009, the Company’s capital stock is represented by 600,000,000 “B” shares with a par value of $1 peso each. All shares issued and outstanding have voting rights.

b)
In 2007, 2008 and 2009, the Company declared and paid cash dividends at nominal values of $353,880, $353,880 and $250,045, respectively ($363,708 in constant pesos as at December 31, 2007), or $0.59, $0.59 and $0.42, respectively, per share in nominal pesos.

c)
The Mexican Corporation Law requires that at least 5% of each year’s net income be appropriated to increase the legal reserve until such reserve is equal to 20% of capital stock issued and outstanding. The balance of the legal reserve at December 31, 2007, 2008 and 2009, included in retained earnings, was $ 209,399.

d)
The Company approved a stock repurchase plan in 1998, in conformity with the Mexican Securities Trading Act, providing a stock repurchase reserve for that purpose of $180,000 ($303,861 expressed in constant Mexican pesos at December 31, 2007) through the appropriation of retained earnings in 1998. During 2007 and 2008 no shares were repurchased or sold. In 2009, the Company repurchased and sold 147 thousand of shares. The repurchase value was for $1,880 and the sales value was for $2,959, resulting in a gain of $1,079 recorded as additional paid in capital.

e)
The Company is required to pay taxes on dividends distributed to stockholders only to the extent that the payment made exceeds the balance of the “net tax profit account” (CUFIN), which is used to control earnings on which income tax has already been paid. Income tax paid on dividends refers to a tax payable by corporate entities and not by individuals.

f)
The Company obtains the majority of its revenues and net profit from Bachoco, S.A. de C.V. (“BSACV”). For the years 2007, 2008 and 2009, pretax income (loss) of BSACV, represented approximately 90%, 94% and 98%, respectively of Bachoco’s consolidated pretax income (loss).

Dividends on which BSACV has paid income tax will be credited to the Company’s “CUFIN” account and, accordingly, no further income tax will be paid when such amounts are distributed as dividends to the Company’s stockholders.

g)
From 1999 through 2001, under Mexican income tax law, corporate taxpayers were extended with the option of deferring payment of a portion of their annual corporate income tax, so that the tax rate will represent 30%. The earnings on which taxpayers opted to defer payment of a portion of corporate income tax had to be controlled in the so-called “net reinvested tax profit account” (CUFINRE).

Since the Company opted for this tax deferral, earnings will be considered to be distributed first from the CUFINRE and any excess will be paid from the “net tax profit account” balance (“CUFIN”) so as to pay the 5% deferred tax. The option to defer a portion of the annual corporate income tax was eliminated effective January 1, 2002.

h)
Stockholders contribution restated as provided for by the tax law, aggregating $2,070,958, may be refunded to stockholders tax-free, to the extent that such contribution equals or exceeds stockholders’ equity.

(16)	Income Tax (IT), Asset Tax (AT), and Flat Rate Business Tax (IETU)-

Under the current tax legislation, companies must pay the greater of their IT or IETU. If IETU is payable, the payment will be considered final i.e. not subject to recovery in subsequent years.

a)	Income tax (IT)-

The Company and each of its subsidiaries file separate income tax returns. Bachoco, S.A. de C.V. BSACV, the Company’s principal operating subsidiary, is subject to corporate income tax under the provisions of the simplified regime, which is applicable to companies engaged exclusively in agriculture, cattle-raising, fishing, forestry and other activities. The income tax law establishes that such regime is exclusive for companies that obtain no more than 10% of their total revenues from the production of processed products; BSACV has complied with this criteria.

In 2009, a tax reform was authorized by which, beginning in 2010, the tax rate is increased from 19% to 21% in the simplified regime and from 28% to 30% in the general regime. The result of this change is recognized in 2009, as a charge of $188,754, which is reflected in deferred taxes under the item “Adjustment to deferred tax assets and liabilities for enacted changes in tax laws and rates”.

The simplified regime establishes that the taxable base for income tax is determined on revenues collected net of deductions paid (cash basis). The tax rate for this regime was 19% from 2007 to 2009 and 21% for 2010 and thereafter.

b)	Flat Rate Business Tax (IETU)-

On October 1, 2007, new laws were published and a number of tax laws were revised. This Law came into effect on January 1, 2008.

The IETU rate is 17.5% for 2010 and thereafter (16.5% for 2008 and 17% for 2009) based on cash flows and certain deductions.

IETU credits are derived mainly from the unamortized negative IETU base, and salaries taxes for IT purposes and social security contributions, as well as credits derived from the deduction of certain investments, such as inventories and fixed assets.

The IETU is required to be paid only when it is greater than the IT. To determine the IETU payable, income tax paid in a given period shall first be subtracted from the current IT of the same period and the difference shall be the IETU payable.

If negative IETU base is determined because deductions exceed income, there will be no IETU payable. The amount of negative base multiplied by the IETU rate results in a IETU credit, which may be applied against IT for the same year or, if applicable, against IETU payable in the next ten years.

c)	Asset tax (AT)-

In 2007, a new law was enacted that resulted in the derogation of the AT Law beginning on January 1, 2008. In 2007, the asset tax rate was payable at 1.25% and liabilities were no longer deductible from the asset tax base. The asset tax in 2007 amounted to $27,189, this amount was credited against IT paid.

At December 31, 2009, the Company had $4,654 in Asset Tax credits and such recoverable AT will expire, as follows:

	Asset tax restated at
	December 31,	Year of
Base year	2009	expiration

2005	$1,490	2015
2006	3,164	2016

	$4,654

d)	Income tax charged to operations-

For the years ended December 31, 2007, 2008 and 2009, income tax charged (credited) to results of operations was as follows:

	2007	2008	2009

Current income tax	$143,029	78,559	103,482
Flat rate business tax	-	108	371
Deferred income tax	169,716	(352,686)	302,505

Total income tax expense (benefit)	$312,745	(274,019)	406,358

Income tax and employee statutory profit sharing expense (benefit) attributable to  income (loss) before income taxes differed from the amounts computed by applying the Mexican statutory rates  of 19% IT and 10% employee statutory profit sharing to  income (loss), as a result of the items shown below:

	2008		2009
	IT	ESPS	IT	ESPS

Computed “expected” tax expense (benefit)	$(220,411)	(116,006)	230,927	121,540
Add ESPS expense	-	3,298	-	3,300
Increase (decrease) in income taxes resulting from:
Effects of inflation, net	(69,435)	-	(50,596)	-
Non-deductible expenses	3,646	251	4,538	183
Adjustment to deferred tax assets and liabilities for enacted changes in tax laws and rates	-	-	188,754	-
Subsidiaries not subject to labor obligations	-	147,174	-	(92,661)
Effect of companies outside simplified regime	(31,413)	-	38,163	-
Change in the valuation allowance for deferred tax assets	23,402	-	8,130	-
Other, net	20,192	(1,736)	(13,558)	639

IT and ESPS expense (benefit)	$(274,019)	32,981	406,358	33,001

e)	Deferred income tax-

Based on the financial projections of taxable income, the Company estimated that it will pay income tax (IT); therefore, deferred tax effects as of December 31, 2008 and 2009 have been recorded reflecting the IT basis.

The components of the Company’s deferred income tax assets and liabilities are as follows:

	2008	2009
Deferred tax assets:
Accounts payable	$398,744	438,174
Labor obligations	17,598	24,350
ESPS payable	9,202	11,349
Effects on derivative financial instruments	150,644	-
Recoverable AT	4,494	4,654
Tax loss carryforwards	165,121	89,698
Total gross deferred tax assets	745,803	568,225

Less valuation allowance	28,015	36,145
Net deferred tax assets	717,788	532,080

Deferred tax liabilities:
Inventories	836,458	838,854
Accounts receivable	186,104	170,667
Property, Plant and equipment, net	1,397,637	1,525,593
Other deductions	16,665	16,261
Effects on derivative financial instruments	-	2,286

Total gross deferred tax liabilities	2,436,864	2,553,661

Net deferred tax liability	$1,719,076	2,021,581

Effective January 1, 2008, Mexican FRS D-4 “Tax on earnings” supersedes Bulletin D-4 and Circular 54. Therefore, the Company wrote-off $288,580 against retained earnings, which relates to the additional deferred tax liability previously determined as at December 31, 2007 under the stockholders’ equity method.

The valuation allowance for deferred tax assets as of January 1, 2008 and 2009 amounted to $4,613 and $28,015, respectively. The net change in the total valuation allowance for the years ended December 31, 2008 and 2009, was an increase of $23,402 and $8,130 respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The significant items that gave rise to the difference between the effective income tax rate (current and deferred taxes) and the statutory income tax rate, are as follows:

	2007	2008	2009
	%	%	%
Statutory income tax rate	19.00	(19.00)	19.00
Effect of companies outside simplified regime	4.13	2.33	3.14
Effect of non-taxable items and other	(3.40)	(6.95)	(4.24)
Effect due to change in IT rate from 19% to 21% starting in 2010	-	-	15.53

Effective income tax rate	19.73	(23.62)	33.43

f)	Tax loss carryforwards-

As of December 31, 2009, the Company has tax loss carryforwards restated in accordance with the current Mexican Tax Law, which can be used to offset future taxable income in the next ten years, as follows:

Tax loss carryforwards as adjusted by inflation through December 31, 2009
	Year of	Restated
Base year	expiration	Amount

2007	2017	$5,951
2008	2018	376,543
2009	2019	17,538

		$400,032

g)	Equity tax value-

As of December 31, 2008 and 2009, the tax value of the Company’s equity, which will not be subject to taxation, comprised the following:

	2008	2009

Restated contribution capital (CUCA)	$1,999,574	2,070,958
Net tax profit account (CUFIN) and net reinvested tax profit account (CUFINRE)	2,535,424	2,622,015

Total	$4,534,998	4,692,973

(17)	Other income (expense), net-

As of December 31, 2007, 2008 and 2009, other income and expense net, were as follows:

	2007	2008	2009
Other income:
Sales of waste animals, raw material, by-products and others	$276,094	187,911	139,555
Tax incentives	73,054	44,899	5,496
Others	-	8,106	-

Total other income	349,148	240,916	145,051

Other expense:
Cost of waste animals, raw material, by- products and other	(261,703)	(200,960)	(162,957)
Employee statutory profit sharing	(4,828)	(32,981)	(33,001)
Others	(13,046)	(27,933)	(14,282)

Total other expense	(279,577)	(261,874)	(210,240)

Total other income (expense), net	$69,571	(20,958)	(65,189)

Employee statutory profit sharing

The Company and BSACV have no employees, but each of the subsidiaries of the Company that has employees is required under Mexican law to pay employees, in addition to their compensation and benefits, statutory profit sharing in an aggregate amount equal to 10% of such subsidiary’s taxable income subject to certain adjustments.

(18)	Segment financial information-

The segments to be reported are organized by product line. Inter-segment transactions have been eliminated. Our Poultry segment is comprised of our chicken and egg products due to their similarity in risks and benefits. The information included under “Others” corresponds to pigs, balanced animal feed and other non-significant sub-products. The segment information is as follows:

	As of and for the year ended at December 31, 2007
	Poultry	Others	Total
Net revenues	$15,885,828	2,333,819	18,219,647
Cost of sales	(12,353,458)	(2,124,403)	(14,477,861)
Gross profit	3,532,370	209,416	3,741,786
Interest income	348,167	14,849	363,016
Valuation effects of financial instruments	(44,137)	-	(44,137)
Interest and financial expenses	(133,913)	(7,665)	(141,578)
Monetary position loss	(151,035)	(3,779)	(154,814)
Income taxes	(280,792)	(31,953)	(312,745)
Net controlling interest income	1,203,149	67,792	1,270,941
Property, plant and equipment, net	9,986,129	270,110	10,256,239
Goodwill, net	212,833	88,015	300,848
Total assets	18,264,882	851,542	19,116,424
Total liabilities	3,798,656	190,602	3,989,258
Capital expenditures	987,322	4,415	991,737
Expenses not requiring cash disbursement:
Depreciation and amortization	556,188	15,205	571,393

	As of and for the year ended at December 31, 2008
	Poultry	Others	Total
Net revenues	$17,594,994	2,530,327	20,125,321
Cost of sales	(15,171,145)	(2,311,323)	(17,482,468)
Gross profit	2,423,849	219,004	2,642,853
Interest income	168,283	5,411	173,694
Valuation effects of financial instruments	(1,666,821)	-	(1,666,821)
Interest and financial expenses	(16,691)	(19,511)	(36,202)
Income taxes	292,563	(18,544)	274,019
Net controlling interest (loss) income	(939,068)	60,020	(879,048)
Property, plant and equipment, net	10,422,423	266,812	10,689,235
Goodwill, net	212,833	88,015	300,848
Total assets	18,386,409	1,068,562	19,454,971
Total liabilities	5,039,205	336,347	5,375,552
Capital expenditures	1,140,843	15,325	1,156,168
Expenses not requiring cash disbursement:
Depreciation and amortization	594,704	21,654	616,358

	As of and for the year ended at December 31, 2009
	Poultry	Others	Total
Net revenues	$20,567,944	2,694,906	23,262,850
Cost of sales	(16,900,540)	(2,426,219)	(19,326,759)
Gross profit	3,667,404	268,687	3,936,091
Interest income	149,160	21,495	170,655
Valuation effects of financial instruments	(174,603)	-	(174,603)
Interest and financial expenses	(77,052)	(14,274)	(91,326)
Income taxes	(370,734)	(35,624)	(406,358)
Net controlling interest income	702,344	95,256	797,600
Property, plant and equipment, net	10,497,525	412,601	10,910,126
Goodwill	212,833	88,015	300,848
Total assets	18,706,330	1,171,549	19,877,879
Total liabilities	4,817,238	422,178	5,239,416
Capital expenditures	857,772	130,478	988,250
Expenses not requiring cash disbursement:
Depreciation and amortization	621,324	41,306	662,630

Revenues from our poultry segment are analyzed as follows:

	As of and for year ended at December 31, 2007
	Chicken	Eggs	Total

Net revenues	$14,135,242	1,750,586	15,885,828

	As of and for year ended at December 31, 2008
	Chicken	Eggs	Total

Net revenues	$15,486,614	2,108,380	17,594,994

	As of and for year ended at December 31, 2009
	Chicken	Eggs	Total

Net revenues	$18,211,109	2,356,835	20,567,944

(19)	Recently issued accounting standards-

The CINIF has issued the following Mexican FRS, applicable for years beginning on or after January 1, 2010 or 2011, as indicated.

(a)	Mexican FRS B-5 “Segment information”- Mexican FRS B-5 is effective as of January 1, 2011. Changes as compared to superseded Bulletin B-5 “Segment Information” include the following:

•
The information to be disclosed by operating segment is that regularly used by senior management and it does not require the segmentation into primary and secondary information, nor is it to be referred to segments identified based on products or services (economic segments), geographical areas and homogeneous groups. Additionally, disclosure of information on the whole entity’s products or services geographical areas and principal clients and suppliers is required.

•	Mexican FRS B-5 does not require that the entity's business areas be subject to different risks to qualify as operating segments.
•	Mexican FRS B-5 allows business areas in pre-operating stage to be catalogued as operating segments.

•
Mexican FRS B-5 requires disclosure by segment and separately, revenue and interest expense as well as all other components of comprehensive financial results (CFR). In specific cases, the FRS B-5 permits disclosure of net interest income.

•	Mexican FRS B-5 requires disclosure of the liability amounts included in the usual operating segment information normally used by senior management in making the entity's operating decisions.

Management is in process to evaluate the effects of this new Mexican FRS.

(b)
Mexican FRS C-1 “Cash and cash equivalents”- Mexican FRS C-1 supersedes Bulletin C-1 “Cash” and is effective as of January 1, 2010. The principal changes with respect to the former standard include the following:

•	Mexican FRS C-1 requires the presentation of cash and cash equivalents, restricted, within the balance sheet caption of "Cash and cash equivalents".

•	The term “demand temporary investments” is replaced by “available demand investments”.

•	To be identified as cash equivalents, the investments should be highly liquid, for example those with original maturities of three months or less when purchased.

•	Mexican FRS C-1 includes the definition of the terms: acquisition cost, restricted cash and cash equivalents, highly liquid investments, net realizable value, nominal value and fair value.

Management estimates that the initial effects of this new Mexican FRS will have an effect in the presentation of the primary investment securities with original maturities of more than three months when purchased.

(20)	Reporting Requirement for Public Companies -

On January 2009, the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores,“CNBV”) published certain amendments to the Rules for Public Companies and other Participants in the Mexican Securities Market (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a otros Participantes del Mercado de Valores”) that require public companies to report financial information in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), effective as of 2012. Early adoption is permitted. The Company will adopt IFRS in 2012.

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

Effects of inflation

MexFRS B-10 “Effects of inflation" (applicable for years beginning on or after January 1, 2008), supersedes Bulletin B-10 of MexFRS "Recognition of the effects of inflation on the financial information", and its fifth amendment documents as well as the related circulars and Mexican Interpretation of Financial Reporting Standards 2. The main consideration established by this MexFRS is the recognition of the effects of inflation when an entity operates in an inflationary economic environment (defined as when cumulative inflation over the immediately preceding 3-year period is equal to or greater than 26%) applicable as from January 1, 2008. Therefore, the last restatement factor applied to financial statements for the year ended December 2006 was 1.0376, which corresponds to the annual rate of inflation from December 31, 2007 to December 31, 2007, based on the Mexican National Consumer Price Index (NCPI) published by Banco de Mexico.

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

Cash flow information

MexFRS B-2 “Statement of cash flows”- Beginning January 1, 2008, MexFRS B-2 supersedes Bulletin B-12 "Statement of changes in financial position" and paragraph 33 of Bulletin B-16. The principal considerations established by this MexFRS follow: (i)Instead of presenting the statement of changes in financial position, the financial statements shall include the statements of cash flows for all periods presented comparatively with those of the current year, except for financial statements of periods prior to January 1, 2008; (ii) Cash inflows and cash outflows are reported in nominal currency units, thus not including the effects of inflation; (iii) Two alternative preparation methods (direct and indirect) are established, without stating preference for either method. Furthermore, cash flows from operating activities are to be reported first, followed by cash flows from investing activities and lastly by cash flows from financing activities; (iv) Captions of principal items are to be reported gross, with certain exceptions and require disclosure of the composition of items considered cash equivalents.

For U.S. GAAP purposes, FASB ASC Topic 230 “Statement of Cash Flows” (SFAS 95, Statement of Cash Flows), does not provide guidance with respect to inflation adjusted financial statements.  As at December 31, 2007, in accordance with MexFRS, changes in current and long-term debt due to re-expression in constant pesos, including the effect of exchange differences, was presented in the statement of changes in financial position within the financing activities section.  Also, under U.S. GAAP, non-cash investing activities are not reported in the Statement of Cash Flows, including the capitalization of debt; whereas under MexFRS, up to December 31, 2007, non-cash transactions affecting the financial structure of an entity, such as converting debt into equity, must have been presented separately in the statement of changes in financial position.  This difference between US GAAP and MexFRS does not have any effect in the Company’s financial statements due to the absence of non-cash transactions settled in any of the years presented in such financial statements.

As of the date of this report, certain reclassifications were made to the U.S. GAAP cash flow statement to the 2007 figures to conform to the 2008 presentations.

At December 31, 2007, 2008 and 2009, investments in primary financial securities disclosed in note 10b with a maturity of more than three months that amount to $406,005, $468,003 and $151,841 respectively, and restricted cash amounting to $0, $223,921 and $8,270, respectively, are being reclassified for U.S. GAAP purposes from the line-item “cash and investments” to “investment securities” and “restricted cash”, respectively, within investing activities, since such investments and restricted cash do not meet the definition of cash equivalents according to FASB ASC Topic 230 Statement of cash flows  (SFAS 95 Statement of cash flows).

Consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as presented in the following page:

Cash Flow Information	Years ended December 31,
	2007	2008	2009
OPERATING ACTIVITIES:
Net income (loss) under U.S. GAAP	$1,263,168	$(876,358)	$798,440
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	575,306	620,041	667,354
Deferred income tax	168,405	(341,925)	291,459
Impairment on investment securities	-	13,116	-
Unrealized loss (gain) on derivative financial Instruments	-	887,174	(785,398)
Loss on net monetary position	154,765	-	-
Loss on sale of plant and equipment	-	49,485	88,186
Labor obligations, net period cost	44,619	48,345	46,682
	2,206,263	399,878	1,106,723
Changes in assets and liabilities:
Accounts receivable	$(375,590)	$(165,763)	$(44,359)
Inventories and biological assets	(1,419,495)	(768,084)	274,541
Prepaid expenses and other accounts receivable	(74,556)	(24,703)	(934)
Accounts payable	338,084	513,919	2,058
Related parties payable	14,944	23,517	17,277
Other taxes payable and other accruals	(35,827)	93,694	109,168
Labor obligations, net	(37,610)	(41,805)	(40,452)
Derivative financial instruments	(36,131)	(122,126)	-
Cash flows provided by (used in) operating activities to next page	$580,082	$(90,973)	$1,424,022

	Years ended December 31,
	2007	2008	2009
Cash flows provided by (used in) operating activities from previous page	$580,082	$(90,973)	$1,424,022
INVESTING ACTIVITIES:
Acquisition of property, plant and Equipment	$(998,622)	$(1,156,168)	$(988,250)
Proceeds from sale of property, plant and Equipment	-	57,329	16,541
Restricted cash	-	(223,921)	215,651
Investment securities	(12,001)	(61,998)	316,162
Other assets	(2,216)	(1,112)	(650)
Cash flows used in investing activities	$(1,012,839)	$(1,385,870)	$(440,546)

FINANCING ACTIVITIES:
Proceeds from issuance of notes payable to Banks	$80,000	$535,100	$1,044,611
Repayment of long-term debt and notes payable	(12,529)	(18,809)	(706,668)
Cash dividends paid	(363,708)	(353,880)	(250,045)
Dividends paid to non-controlling interest	-	-	(1,035)
Additional paid-in capital	-	-	1,079
Cash flows (used in) provided by financing activities	(296,237)	162,411	87,942
Effect of inflation accounting	172,978	-	-
Net (decrease) increase in cash and Investments	(556,016)	(1,314,432)	1,071,418
Cash and cash equivalents at beginning of year	3,189,887	2,633,871	1,319,439
Cash and cash equivalents at end of year	$2,633,871	$1,319,439	$2,390,857

Supplemental disclosure of cash flows information:
	Years ended December 31,
	2007	2008	2009
Interest paid during the year	$(140,850)	$(33,339)	$(90,192)
Payment of valuation effects of financial instruments	(44,137)	(747,795)	177,740
Income taxes paid during the year	$(143,029)	$(147,426)	$(107,158)

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

In accordance with U.S. GAAP, under FASB ASC 905 Topic “Agriculture”, sub-topic 330 Inventory (SOP 85-3 Accounting by Agricultural Producers and Agricultural Cooperatives) biological assets and agricultural products are to be valued at cost. Accordingly, the reconciliation between MexFRS and U.S. GAAP income (loss) for 2007, 2008 and 2009 includes a reversal of the unrealized gain on valuation of biological assets and agricultural products at fair value, which shows a decrease of $(10,882), $(16,358) and an increase of  $7,214, respectively.

Capitalized interest:

Under MexFRS D-6 starting January 1, 2007, capitalized interest is comprehensively measured in order to include: (i) the interest expense, plus (ii) any foreign exchange fluctuations, and less (iii) the related monetary position result, which was applicable until December 31, 2007, because of the adoption of the new MexFRS B-10 that came into effect on January 1, 2008. Although the Company adopted the policy of capitalizing the comprehensive result of financing on assets under construction, as a result of MexFRS D-6, during 2007, 2008 and 2009, there were no construction projects identified with interest expense related to debt, as described in Note 2h.

Under U.S. GAAP, interest expense incurred during the qualifying construction period must be considered as an additional cost of qualifying constructed assets to be capitalized in property, plant and equipment and depreciated over the lives of the related assets. The amount of the capitalized interest for U.S. GAAP purposes was determined by applying the weighted average interest rate of financing. During 2008 and 2009, there were no qualifying construction projects.

Deferred income tax and deferred employee statutory profit sharing:

Under MexFRS, the Company determines deferred income taxes in a manner similar to U.S. GAAP, using the asset and liability method, by applying the enacted statutory income tax rate. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss and tax credit carryforwards. The effect on deferred taxes of a change in tax rates is recognized in results of operations in the period that includes the enactment date. For MexFRS presentation purposes, deferred tax assets and liabilities are long-term items, while under U.S. GAAP, deferred tax assets and liabilities should be classified as short-term or long-term items depending on the nature of the caption that gives rise to such deferred tax assets and liabilities.

Under U.S. GAAP, as of December 31, 2008 and 2009, the long term deferred tax liability is $1,747,322 and $1,814,053 respectively. Short term deferred tax liability is $262,010 and $486,738 as of December 31, 2008 and 2009, respectively.

The deferred tax adjustment included in the net income (loss) and stockholders’ equity reconciliations includes the effect of deferred taxes on all U.S. GAAP adjustments reflected in the reconciliation from MexFRS to U.S. GAAP. Under U.S. GAAP, the Company recognizes a deferred tax liability associated with profits originated during the simplified regime that have not paid income tax previously, but would be subject to taxation upon future distributions under the Mexican tax law. Due to the accounting change under MexFRS in 2008, this concept generates a reconciling difference to U.S. GAAP. The deferred tax liability under this concept amounted $284,226 and $274,953 as of December 31, 2008 and 2009, respectively.

The Company is required to pay Employee Statutory Profit Sharing (ESPS) in accordance with Mexican labor law. On January 1, 2008, the Company adopted MexFRS D-3 “Employee Benefits” which supersedes Bulletin D-3 “Labor Obligations”, the sections applicable to ESPS of Bulletin D-4 and Mexican Interpretation of Financial Reporting Standards 4. In accordance with this MexFRS, deferred ESPS is determined under the asset and liability method at the statutory rate of 10%. This methodology is similar to the approach under FASB ASC Topic 740 “Income Taxes” (SFAS 109 Accounting for Income Taxes).

Under MexFRS, as described in Note 2r), until December 31, 2007 the deferred ESPS consequences were determined only on temporary non-recurring differences with a known turnaround time.

The Company’s reconciliations between MexFRS and U.S. GAAP do not include deferred ESPS since there is no amount to be booked.

Under MexFRS, beginning January 1, 2007, current ESPS is recorded within other expenses, net. In prior years, such effects were presented as equivalents to income tax. Under U.S. GAAP, ESPS is classified as selling, general and administrative expenses.

Severance indemnities

On January 1, 2008, the Company adopted MexFRS D-3 “Labor Obligations”. This MexFRS requires among other things, that employee benefits should be classified in four main categories; direct short-term and long term, termination and post-employment benefits. MexFRS D-3 establishes a maximum five-year period for amortizing unrecognized/unamortized items while actuarial gains or losses may be recognized as earned or incurred. Unlike termination benefits, post-employment benefit actuarial gains or losses may be immediately recognized in results of operations or amortized over the expected service life of the employees.

Under U.S. GAAP, FASB ASC Topic 712 “Compensation-Non retirement Postemployment Benefits” (SFAS 112, Employers' Accounting for Post-employment Benefits) required that a liability for certain termination benefits provided under an ongoing benefit arrangement such as statutorily mandated severance indemnities should be recognized in results of operations when the employers’ obligations relates to rendered services, the likelihood of future settlement is probable and the liability can be reasonably estimated. Therefore, as of December 31, 2007, 2008 and 2009, the amounts of past service cost amortized under MexFRS was $(2,507), $4,828 and $4,828, respectively. Such amounts have been reversed for U.S. GAAP since these amounts had been already recognized in the results of operations under U.S. GAAP. These amounts were included in the U.S. GAAP reconciliation of income and equity.

FASB ASC Topic 715 “Compensation-Retirement Benefits” (SFAS 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of SFAS  No. 87, 88, 106 and 132 R):

Due to the revision of MexFRS D-3, effective January 1, 2008, companies must now amortize transition obligations/benefits, over a maximum period of 5 years. This change has resulted in an increase in net periodic pension cost under MexFRS which is being reversed for US GAAP purposes.

Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of FASB ASC Topic 715 “Compensation-Retirement Benefits”, (SFAS 158, mentioned above). Statement 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded or unfunded status in the year in which the changes occur through accumulated other comprehensive income to the extent those changes are included in the net periodic cost. The funded status reported on the balance sheet as of December 31, 2007, 2008 and 2009 under FASB ASC Topic 715 “Compensation-Retirement Benefits” was measured as the difference between the fair value of plan assets and the projected benefit obligation on a plan-by-plan basis.

The components of the plan funded status that is reflected in the consolidated statement of financial position as of December 31, 2008 and 2009 are as follows:

	2008
	Pension plan	Seniority premium	Severance	Total
Projected benefit obligation	$177,339	59,085	$44,810	$281,234
Market value of plan assets	(188,814)	-	-	(188,814)
(Funded) unfunded defined benefit plan (asset) liability	$(11,475)	59,085	$44,810	$92,420

	2009
	Pension plan	Seniority premium	Severance	Total
Projected benefit obligation	$202,186	66,711	$49,059	$317,956
Market value of plan assets	(223,778)	-	-	(223,778)
(Funded) unfunded defined benefit plan (asset) liability	$(21,592)	66,711	$49,059	$94,178

The asset allocations of the Company’s pension benefits as of December 31, 2008 and 2009 measurement dates were as follows:

	Pension benefits (Level 2)
	2008	2009
Asset category:
Debt securities	$188,814	$223,778
Total	$188,814	$223,778

Effects of inflation accounting on U.S. GAAP adjustments:

For the 2007 reconciliation of net income between MexFRS and U.S. GAAP purposes, the Company recognized the effects of the inflation on adjustments described throughout this Note. No inflations effects are recognized in the financial statements since January 1, 2008 because of the new MexFRS B-10 “Efects of inflation” mentioned above.

Goodwill:

Beginning January 1, 2005, due to the adoption of MexFRS B-7, goodwill is no longer amortized, but rather is subject to annual impairment test, and also in interim periods when impairment indicators are noted.

For U.S. GAAP purposes, goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB ASC Topic 350, “Intangibles – Goodwill and Other” (SFAS  142, Goodwill and Other Intangible Assets). Up to December 31, 2004, the Company recognized an accumulated effect (increase in equity) of $58,716 due to the reversal of amortization of goodwill recognized under MexFRS, restoring the goodwill amount in order to comply with U.S. GAAP. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

The Company performs its annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. In 2007, 2008 and 2009, no triggering events occurred and the annual impairment test did not reflect any impairment concern.

Reporting comprehensive income:

For U.S. GAAP reconciliation purposes, the Company has adopted the FASB ASC Topic 220 “Comprehensive Income” (SFAS 130, Reporting Comprehensive Income), which establishes rules for reporting and disclosure of comprehensive income and its components. Comprehensive income consists of current year net income (loss) plus (less) the change in stockholders’ equity resulting from transactions and other events and circumstances from non-owner sources. For the 2007, 2008 and 2009 fiscal years the components of comprehensive income are the net income (loss), the changes in fair value of the effective portion of derivative financial instruments, and the effect of labor obligation under  FASB ASC Topic 715 “Compensation-Retirement Benefits” (SFAS 158).

Impairment of long-lived assets:

Under US GAAP, an impairment test on long-lived assets requires a two-step process to determine the amount of any impairment loss to be recognized when events and circumstances indicated that the carrying amount may not be recoverable. The first step of this test requires the determination of whether the carrying amount of the long-lived asset is recoverable through the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). The second step requires the determination of the amount of impairment loss to be recognized by comparing the carrying amount of the asset (asset group) to its fair value. Mexican FRS does not require a two-step impairment evaluation process for long-lived assets but rather, a direct comparison is made between the recoverable amount (higher of value in use and fair value less cost to sale) and carrying value. No impairment losses on long-lived assets have been recorded in 2007, 2008 and 2009.

Valuation and Qualifying accounts:

Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Write-off’s for 2007, 2008 and 2009 were as follows:

		Balance at beginning of period	Charged to cost and expenses	Deductions	Balance at end of period
Allowance for doubtful accounts	2009	$28,320	$12,647	$(11,166)	$29,801
	2008	$36,154	$7,637	$(15,471)	$28,320
	2007	$31,852	$8,791	$(4,489)	$36,154

The Company does not have any off-balance-sheet credit exposure related to its customers.

Investment Securities

All rights and obligations arising from primary investment securities are recognized on the balance sheet and the company classifies its investment securities depending on the purpose for which the securities were acquired: (i) held-to-maturity, (ii) trading, or (iii) available for sale. Investments in these instruments are reflected on the line-item “current primary investment securities” within cash and investments, denominated in Mexican peso and US dollar.

Trading securities, except held-to-maturity, are recorded at fair value, where peso-denominated debt securities are taken from the bank statements which are based on the information of the local price vendors, while US-denominated debt securities are based on diversified sources. Held-to-maturity securities are recorded at amortized cost. Changes in the carrying amounts of trading securities, including the related costs and yields are included under comprehensive financial results. Gains or losses arising from changes in the fair value of available-for-sale securities (less the corresponding yield) non functional currency denominated and foreign exchange gain or loss, in the case of equity securities, as well as the related monetary position gain or loss, as applicable, are reported as a comprehensive income (loss) item within stockholders’ equity.

Furthermore, where evidence exists that a financial asset held-to-maturity shall not be recovered in full, the expected loss (impairment) is recognized in the statement of operations.

At December 31, 2007, 2008 and 2009, primary investments securities disclosed in note 10b with a maturity of more than three months that amount to $406,005, $468,003 and $151,841, respectively, and restricted cash amounting to $0, $223,921 and $8,270 respectively are reclassified for U.S. GAAP purposes from the line-item “cash and investments” to “investment securities” and “restricted cash”, respectively, within investing activities, since such investments and restricted cash do not meet the definition of cash equivalents according to FASB ASC Topic 230 Statement of Cash Flows (SFAS 95).

Investment Securities:

Investments securities described in note 10b includes $468,003 and $151,841 in 2008 and 2009, respectively, with a maturity of more than 90 days which do not meet the definition of cash equivalents according to SFAS 95, consequently such amounts are presented within investing activities in the consolidated statement of cash flows.

Due to the financial crisis experienced in most economies around the World, several securities were no longer traded actively in the financial markets, hence the Company, in accordance with FASB ASC Topic 320 “Investment-Debt and Equity Securities”  (SFAS 115 Accounting for certain investment in debt and equity securities), transferred Commercial Paper classified as trading securities to the Held-To-Maturity category starting October 1, 2008.

The portion of unrealized holding gain or loss at the date of the transfer, which was already recognized in financial results, was not reversed. At December 31, 2008, an impairment effect of $13,116 was immediately recognized in the Comprehensive Results within earnings considering that these non guaranteed debt securities will not recover their initial paid-in value.

Derivative Financial Instruments and Risk Hedging Activities

The Company accounts for derivatives and hedging activities in accordance with FASB ASC Topic 815, “Derivatives and Hedging”  (SFAS 133 Accounting for Derivative Instruments and Certain Hedging Activities, as amended), which requires entities to recognize all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. For derivatives designated into qualified fair value hedging relationships, changes in the fair value are either offset through earnings against the change in fair value of the hedged item attributable to the risk being hedged or if a qualified cash flow hedging relationship is designated, the effective portion changes on the fair value of the derivatives are recognized in accumulated other comprehensive income. Amounts are reclassified from accumulated other comprehensive income into earnings when the hedged item is recognized in earnings affecting the same revenue or expense item where the hedged item impacts.

The Company enters into hedge transactions denominated in foreign currencies, buying and selling options. These derivatives are not designated as hedging instruments for financial reporting purposes, thus the changes in their fair values are recorded in earnings each period.

Relative to grain usage, the Company enters into derivative contracts designated as  hedges of either forecasted transactions (cash flow hedges) or firm commitments not recognized as assets or liabilities in the balance sheet (fair value hedges). However, derivatives not designated under a hedging relationship or those do not qualify under strict hedge accounting criteria, are accounted for as trading instruments with changes in fair value recorded in earnings each period.

For all qualifying hedging relationships, the Company formally documents the hedging relationship, including its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness.

For derivative instruments that are designated and qualify as part of a cash-flow hedging relationship, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged items affects net income, in the case of grain prices, this is taken within cost of good sold. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recorded in earnings each period.

For derivative instruments that are designated and qualify for a hedge relationship under the fair value hedge accounting model, the Company recognizes the changes in fair value of the derivative directly in earnings each period, as well as the changes in fair value attributable to the hedged risk of the hedged item, that is grain firm commitments (off-balance sheet executory contracts) which latter become recognized assets (grain inventory).

The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting changes in fair value or in the cash flows of the hedged risk, or if the derivative expires or is sold, terminated, or exercised, or if the derivative is no longer designated as a hedging instrument because it is no longer probable that a forecasted transaction will occur, or if management determines that designation of the derivative as a hedging instrument is no longer appropriate.

In all situations in which hedge accounting is discontinued and the derivative instrument  remains outstanding, the Company continues to carry the derivative instrument at its fair value on the balance sheet and recognizes any subsequent changes in its fair value within current earnings. When it is probable that a forecasted transaction will not occur, the Company discontinues hedge accounting and recognizes immediately in gains and losses that were accumulated in other comprehensive income related to the hedging relationship.

On January 1, 2009, the Company adopted the provisions of SFAS 161, Disclosures about Derivative Instruments and Hedging Activities (included in Topic 815-10: Derivatives and Hedging – Overall), which amends the disclosure requirements for derivative instruments and hedging activities. The amended disclosures require entities to provide information to enable users of the financial statements to understand how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under ASC Topic 815 “Derivatives and Hedging”, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.

The Company has implemented fair value hedge relationships with firm commitments as hedged item, using bought options on grain futures. Hedge accounting for these relationships does require the recognition of either an asset (gain) or a liability (loss) attributable to the hedged risk (intrinsic changes only) on the balance sheet against current earnings where the changes in the fair value hedge derivatives effects are also recognized and do compensate.

When the same bought options on corn grain futures are redesigned as to hedge a portion of corn/sorghum inventories, once these became recognized assets, the changes in these inventory’s portion fair values (attributable to price decreases only) adjust the carrying value of such grain inventories against current earnings, where the changes in fair value of the designated derivatives offset in current earnings these decreases in the inventories’ fair value, at those times when the price of corn was lower against predefined strike prices. The cash flow statement is affected when the derivatives’ cash flow from early exercises or those that end up with intrinsic value are collected from ASERCA.

During 2009, the Company took long positions in 2,591 put option contracts on corn futures listed in the CBOT (each conveys 5,000 bushels), which gave the right to the Company for selling 840,552 metric tons at certain strike price, 3,709 of these put option contracts reached their maturity during 2009 and provided to the Company a realized gain at correspondent expirations of $5.5 millions of dollars , which was recognized in current earnings into cost of goods sold.

Derivative Financial Instruments and Risk Hedging Activities:

As of December 31, 2009 and 2008, the Company used commodity derivatives to manage its exposure to commodity prices, and foreign exchange rate derivatives. The Company does not enter into derivative instruments for any purpose other than hedging its exposure to these commodity prices and foreign currency exchange rate fluctuations, however, derivatives that did not qualify for hedge accounting were accounted as trading instruments. By the end of 2008, the Company did establish a Corporate Policy associated to the use of foreign exchange derivatives, where instruments entered in the amount of up to 30 Million USD are approved by the Risk Committee, while entering into an amount higher that this amount does require Board’s approval.

By using derivative financial instruments to hedge exposures to changes in commodity prices and exchange rate fluctuations, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, the Company is not exposed to the counterparty’s credit risk in those circumstances. Positive fair value derivatives are carried as financial assets on the balance sheet, while negative fair values are presented as current liabilities on the balance sheet.

The Company maintains a commodity-price-risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity-price volatility. The manufacturing of the Company’s products requires a significant volume of grain. Price fluctuations in grain cause market values of grain inventory to differ from its cost and cause the actual purchase price of the grain to differ from the anticipated price.

As of December 31, 2009 and 2008, the Company has periodically entered into grain futures and options on futures (F&O) contracts traded at the CBOT (Chicago Board of Trade) through New Edge, a F&O broker on behalf of the Company, to economically hedge a portion of its anticipated purchases of grains, against the risk associated with fluctuations in market prices. These F&O contracts were not designated as hedges; thus, changes in fair value were recognized directly in earnings each period.

Also, the Company has entered into options on futures of corn, as to hedge the downward changes in the prices of grains, corn and sorghum, when the pricing of these are fixed through firm commitments, based on a Mexican Government sponsored program named “Agricultura por Contrato” managed by ASERCA (Apoyos y Servicios a la Comercialización Agropecuaria), a governmental entity ascribed to Mexico’s Secretary of Farming and Agriculture (SAGARPA, Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación). This program basically represents a subsidy to the Company, through which, a commodities-related price hedging program scheme is offered to both farmers and agro-business entities such as the Company. The ASERCA program has two participating modalities: (i) 0% of the payment of the option’s premium and 100% of the benefit with a 60% discount on the amount of the initial premium, or (ii) 50% of the payment of the option’s premium, and 100% of the benefit in the payment of the premium of the bought options.

Also, in this program ASERCA plays the role of the intermediary between the Company and the CBOT, but stands as the counterparty. These are put options on futures listed at the CBOT and are designated as fair value hedging relationships. The changes in the fair value of these options and the fair value of the hedged item (firm commitments) are recognized in earnings. Changes in the fair value of the hedged item attributable to the hedged risk, that were recognized within the consolidated balance sheet as either an asset or liability from the grain firm commitment’s valuation or as an adjustment to the carrying value of the inventory when the edged item is the grain inventory during the hedging relationship, where the firm commitment’s fair value effects are subsequently  reclassified as hedge adjustments to cost of goods sold when the related inventory layer affect earnings as cost of goods sold.

As of December 31, 2008 and 2009, the Company had entered into foreign currency exchange rate derivatives, traded with the following financial institutions as of December 31, 2008: Banco Nacional de Mexico, Merrill Lynch Capital Services and Barclays Bank PIC; and as of December 31, 2009: UBS Group and Morgan Stanley. These structured derivatives were not designated as hedges, hence changes in the fair value for these instruments were recognized in earnings each period. Likewise, the Company entered into over-the-counter (OTC) grain derivatives with Cargill Incorporated and New Edge which were not designated as hedges and consequently, the changes in their fair values were also recognized in earnings each period.

As of December 31, 2008 and 2009, the Company had not established any current hedging relationship under the cash flow hedge model; hence there is no derivatives effect in other comprehensive income as of this date.

Fair Value Measurements and the Fair Value Option of Financial Instruments:

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

When feasible, the Company uses quoted market prices to determine fair values. Where quoted market prices are not available, the fair value is internally derived based upon valuation methodologies with respect to the amount and timing of future cash flows and estimated discount rates adjusted for both counterparty and entity’s own risk. However, considerable judgment is required in interpreting market data to develop estimates of fair value, so the estimates including both counterparty and entity’s own risk adjustment are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange, but those are proxy estimates. The effect of using different market assumptions or estimation methodologies could be material to the estimated fair values. Fair value information presented herein is based on information available as of December 31, 2009 and 2008. Fair values vary from period to period based on changes in a wide range of risk factors, including interest rates, credit quality, and market perceptions of value and as existing assets and liabilities run off and new transactions are entered into.

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

Investment securities: The Company classifies its investment securities depending on the purpose for which the securities were acquired, its holding period objective and the Company’s ability to hold them until maturity as either: (i) trading, (ii) held-to-maturity or (iii) available for sale. Trading securities are recognized at fair value, determined by using quoted market prices multiplied by the quantity held when quoted market prices are available. Held-to-maturity securities are reported at amortized cost.

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

Note payables to banks, long and short term debt: The fair value of the Company’s long-term debt is measured using quoted offered-side prices when quoted market prices are available. If quoted market prices are not available, the fair value is determined by discounting the future cash flows of each instrument at rates that reflect, among other things, market interest rates and the Company’s credit standing. For long-term debt measurements, where there are not rates currently observable in publicly traded debt markets of similar terms to companies with comparable credit, the Company uses market interest rates and adjusts that rate for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Company considers credit default swap spreads, bond yields of other long-term debt offered by the Company, and interest rates currently offered to the Company for similar debt instruments of comparable maturities by the Company’s bankers as well as other banks that regularly compete to provide financing to the Company.

In accordance to FASB ASC Topic 825 “Financial Instrumetns” (SFAS 107 Disclosures about Fair Value of Financial Instruments), the following table presents both the carrying and estimated fair value of assets and liabilities considered financial instruments under this Statement. Others items like short and long term debt not carried and recognized originally at fair value are also presented in the table at their fair value. The disclosure excludes leases, pension and benefit obligations, as well as insurance policy reserve. Also as required, the disclosures excludes the effect of taxes, any premium or discount that could result from offering for sale at one time the entire holdings of a particular instrument, excess fair value associated with deposit with no fixed maturity and other expenses that would be incurred in a market transaction.

According to the FASB ASC Topic 825 (FASB 107), certain items are excluded from this table, such as receivables and payables that arises from the ordinary course of business.

	2008		2009
	Carrying Amount	Fair value	Carrying amount	Fair value
Cash	$228,589	$228,589	$178,749	$178,749
Investment Securities	1,510,438	1,510,438	2,315,534	2,315,534

Short term debt	(234,235)	(279,262)	(591,865)	(662,392)
Long term debt	(391,657)	(345,474)	(371,970)	(345,128)

Fair Value Hierarchy:

FASB ASC Topic 820 “Fair Value Measurements and Disclosures” (FASB 157) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC Topic 820 (FASB 157) also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

The Company adopted FASB ASC Topic 820 (SFAS 157) on January 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. On January 1, 2009, the Company adopted the provisions of FASB ASC Topic 820 (SFAS 157) for fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. FASB ASC Topic 820 (SFAS 157) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•
Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgement.

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

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The hierarchy requires the use of observable market data when available. In the case of investment securities, the instruments are classified in Level 2. The CBOT derivatives (counterparties New Edge and ASERCA) are classified in Level 1. Currency options and OTC grain derivatives (Cargill) are classified in Level 2.

The following fair value hierarchy table presents assets and liabilities that are measured at fair value on a recurring basis at December 31, 2008 and 2009 (including only items that are required to be measured at fair value, items for which the fair value option has be elected, are not presented due that the Company did not elect the Fair Value Option):

At December 31, 2008	Total asset/ liabilities at Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:

Primary investment Securities	$1,510,438	-	1,510,438	-
Derivative instruments	125,261	125,261	-	-

Total	$1,635,699	125,261	1,510,438	-

Liabilities:

Derivative instruments	(886,272)	(39,595)	(846,677)	-

Total	$(886,272)	(39,595)	(846,677)	-

At December 31, 2009	Total asset/ liabilities at Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:

Trading securities	$2,315,662	-	2,315,662	-

Derivative instruments	11,272	8,381	2,891	-

Total	$2,326,934	8,381	2,318,553	-

At December 31, 2009, fair value measurements of held to maturity securities that are measured at fair value on a nonrecurring basis amounted to $48,415.

Fair Value Option

FASB ASC Topic 825-10 (Statement 159) provides entities with an option to measure many financial instruments and certain other items at fair value. Under ASC Topic 825-10 (SFAS 159), unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each reporting period.  This fair value option must be applied on an instrument-by-instrument basis with changes in fair value reported in earnings. After initial adoption, the election can be made at the acquisition of an eligible financial asset, financial liability, or firm commitment or when certain specified reconsideration events occur. The fair value election may not be revoked once an election is made. The adoption of Statement 159 did not have an impact to the Company’s financial position and results of operations, as the Company did not elect the fair value option for eligible items.

Income taxes

a)	Tax rate reconciliation:

All income (loss) before income tax and related income tax expense (benefit) are from Mexican sources.

Income tax (IT) expense (benefit) attributable to income (loss) before income taxes differed from the amounts computed by applying the Mexican statutory rate of 19% to income (loss), as a result of the items shown below:

	2008	2009
	IT	IT

Computed “expected” tax expense (benefit)	$(216,527)	226,813
Increase (decrease) in income taxes resulting from:
Effects of inflation, net	(69,435)	(50,596)
Non-deductible expenses	3,646	4,538
Adjustment to deferred tax assets and liabilities for enacted changes in tax laws and rates	-	192,614
Effect of companies outside simplified regime	(31,413)	38,163
Change in the valuation allowance of deferred tax assets	23,402	8,130
Reversal of deferred tax liability related to simplified regime	(4,354)	(9,273)
Other, net	31,424	(15,078)

IT expense (benefit)	$(263,257)	395,311

b)	Deferred income tax-

Based on the financial projections of taxable income, the Company estimated that it will pay income tax (IT) in future years; therefore, deferred income tax effects as of December 31, 2008 and 2009 have been accounted for reflecting the IT basis.

The tax effects of temporary differences that give rise to significant portions of  deferred tax assets and liabilities at December 31, 2008 and 2009, are presented below:

	2008	2009
Deferred tax assets:
Accounts payable	$398,744	438,174
Labor obligations	20,883	24,224
ESPS payable	9,202	11,349
Effects on derivative financial instruments	144,592	-
Recoverable AT	4,494	4,654
Tax loss carryforwards	165,121	89,698
Total gross deferred tax assets	743,036	568,099

Less valuation allowance	28,015	36,145
Net deferred tax assets	715,021	531,954

Deferred tax liabilities:
Inventories	815,227	816,903
Accounts receivable	186,104	170,667
Property, plant and equipment, net	1,422,131	1,551,675
Other deductions	16,665	16,261
Effects on derivative financial instruments	-	2,286
Additional deferred income tax liability related to simplified regime	284,226	274,953

Total deferred tax liabilities	2,724,353	2,832,745

Net deferred tax liability	$2,009,332	2,300,791

The valuation allowance for deferred tax assets as of January 1, 2008 and 2009 amounted to $4,613 and $28,015, respectively. The net change in the total valuation allowance for the years ended December 31, 2008 and 2009, was an increase of $23,402 and $8,130 respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The valuation allowance at December 31, 2009 was primarily related to state tax loss carryforwards and labor obligations that, in the judgment of management, are not more likely that not to be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Taxable income of the Company for the year ended December 31, 2009 was $1,182,307. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2009. The amount of the deferred tax asset considered realizable, however, could be reduced in the near future if estimates of future taxable income during the carryforward period are reduced.

Accounting for uncertainty in income taxes:

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No.109”(included in FASB ASC Topic 740 Income taxes – Overall) (FIN 48). On January 1, 2007, the Company adopted FIN 48, which clarifies the accounting for uncertain tax positions.  This interpretation requires that an entity recognizes in the consolidated financial statements the effect of income tax positions, only if that positions are more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.  The adoption of FIN 48 on January 1, 2007 did not have any effect on the Company’s consolidated financial statements. The Company’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits, if and when required, as a component of other income (expense), in the consolidated statements of operations.

As of January 1, 2007 and for the years ended December 31, 2007, 2008 and 2009, the Company did not have any unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. The income tax returns of the Company and its Mexican subsidiaries remain subject to examination by the Mexican tax authorities for the tax years beginning in 2005.

Recently Issued Accounting Standards:

The FASB issued ASU 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets (FASB Statement No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140) in December 2009. ASU 2009-16 removes the concept of a qualifying special-purpose entity (“QSPE”) from ASC Topic 860, Transfers and Servicing, and the exception from applying ASC 810-10 to QSPEs, thereby requiring transferors of financial assets to evaluate whether to consolidate transferees that previously were considered QSPEs. Transferor-imposed constraints on transferees whose sole purpose is to engage in securitization or asset-backed financing activities are evaluated in the same manner under the provisions of the ASU as transferor-imposed constraints on QSPEs were evaluated under the provisions of Topic 860 prior to the effective date of the ASU when determining whether a transfer of financial assets qualifies for sale accounting. The ASU also clarifies the Topic 860 sale-accounting criteria pertaining to legal isolation and effective control and creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. The ASU is effective for periods beginning after December 15, 2009, and may not be early adopted. The Company expects that the adoption of ASU 2009-16 will not have a material impact on its consolidated financial statements.

The FASB issued ASU 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)) in December 2009. ASU 2009-17, which amends the Variable Interest Entity ("VIE") Subsections of ASC Topic 810-10, Consolidation – Overall, revises the test for determining the primary beneficiary of a VIE from a primarily quantitative risks and rewards calculation based on the VIE’s expected losses and expected residual returns to a primarily qualitative analysis based on identifying the party or related-party group (if any) with (a) the power to direct the activities that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. The ASU requires kick-out rights and participating rights to be ignored in evaluating whether a variable interest holder meets the power criterion unless those rights are unilaterally exercisable by a single party or related party group. The ASU also revises the criteria for determining whether fees paid by an entity to a decision maker or another service provider are a variable interest in the entity and revises the Topic 810 scope characteristic that identifies an entity as a VIE if the equity-at-risk investors as a group do not have the right to control the entity through their equity interests to address the impact of kick-out rights and participating rights on the analysis.

Finally, the ASU adds a new requirement to reconsider whether an entity is a VIE if the holders of the equity investment at risk as a group lose the power, through the rights of those interests, to direct the activities that most significantly impact the VIE’s economic performance, and requires a company to reassess on an ongoing basis whether it is deemed to be the primary beneficiary of a VIE. ASU 2009-17 is effective for periods beginning after December 15, 2009 and may not be early adopted. The Company expects that the adoption of ASU 2009-17 will not have a material impact on its consolidated financial statements.

Business and credit concentrations:

The Company’s products are sold to a large number of customers without significant concentration with any of them; likewise, there is no significant supplier concentration.

Summary of adjustments to reconcile MexFRS and U.S. GAAP:

The following is a summary of net income (loss) adjusted to take into account certain material differences between MexFRS and U.S. GAAP:

	Years ended December 31,
	2007	2008	2009
Net income (loss) as reported under MexFRS	$1,272,226	$(886,037)	$809,045
Adjustments to reconcile net income (loss) to U.S. GAAP:
Biological assets and agricultural products valuation at fair value	(10,882)	(16,358)	7,214
Interest cost capitalized	6,885	-	-
Depreciation of capitalized interest	(3,913)	(3,683)	(4,724)
Severance cost	(2,507)	4,828	4,828
Pensions and labor liabilities	-	3,802	2,882
Deferred income tax on US GAAP adjustments	1,310	(15,116)	1,774
Effect of inflation accounting on U.S. GAAP adjustments	49	-	-
Fair value credit valuation adjustment effect	-	31,852	(31,852)
Additional deferred income tax liability related to simplified regime	-	4,354	9,273
Less: non-controlling interest income (loss)	(1,285)	6,989	(11,445)
Net controlling interest income (loss) under U.S. GAAP	$1,261,883	$(869,369)	$786,995
Other comprehensive income, net of tax	120,335	(61,836)	4,469
Comprehensive income (loss)	1,382,218	(931,205)	791,464
Weighted average number of shares outstanding (thousands)	600,000	600,000	600,000
Net income (loss) per basic and diluted share	$2.10	$(1.45)	$1.31

Classification differences:

There are certain other classification differences between MexFRS and U.S. GAAP, which are as follows:

-	Employee statutory profit sharing expenses are classified as other expenses under MexFRS and as selling, general and administrative expenses under U.S. GAAP.

-	Tax incentives are presented as other income under MexFRS and as a reduction of selling, general and administrative expenses under U.S. GAAP.

The reconciliation of the controlling interest between MexFRS and U.S. GAAP is as follows:

	Years ended December 31
	2008	2009
Controlling interest' equity as reported under MexFRS	$14,039,620	$14,588,254
Adjustments to reconcile controlling interest’ equity to U.S. GAAP:

Biological assets and agricultural products valuation at fair value	(111,742)	(104,528)
Accumulated differences between the financing cost capitalized for MexFRS and U.S. GAAP purposes	94,481	94,481
Accumulated depreciation on capitalized interest	(24,278)	(29,002)
Severance cost	(18,370)	(13,542)
Pensions and labor liabilities	6,641	13,992
Reversal of accumulated amortization of goodwill	58,716	58,716
Deferred income taxes on U.S. GAAP adjustments	(6,030)	(4,256)
Additional deferred income tax liability related to simplified regime	(284,226)	(274,953)
Fair value credit valuation adjustment effect	31,852	-

Controlling interest’ equity as reported under U.S. GAAP	$13,786,664	$14,329,162

The effects of the above adjustments do not have any impact on non-controlling interest.

The consolidated statements of stockholders’ equity in accordance with U.S. GAAP is as follows:

	Capital stock	Additional Paid in- capital	Reserve for repurchase of shares	Retained Earnings	Accumulated Other comprehensive income	Comprehensive income		Total controlling interest’ equity	Non – controlling interest	Total stockholders’ equity

Balance at December 31, 2006	$2,294,927	$743,674	$159,455	$14,646,098	$(3,790,915)	$		$14,053,239	$45,426	$14,098,665
Cash dividends paid	-	-	-	(363,708)	-		-	(363,708)	-	(363,708)
Comprehensive income:
Net income for the year	-	-	-	1,261,883	-		1,261,883	1,261,883	1,362	1,263,168
Components of other comprehensive income:
Deficit from restatement of stockholders’ equity	-	-	-	-	-		18,661	18,661	-	18,661
Derivative financial instruments	-	-	-	-	-		98,552	98,552	-	98,552
Other comprehensive income SFAS 158 effect	-	-	-	-	-		3,122	3,122	-	3,122
Other comprehensive income, net of taxes					120,335		120,335		-
Comprehensive income							$1,382,218
Balance at December 31, 2007	$2,294,927	$743,674	$159,455	$15,544,273	$(3,670,580)			$15,071,749	$46,788	$15,118,537
Cash dividends paid	-	-	-	(353,880)	-		-	(353,880)	-	(353,880)
Comprehensive income (loss):
Net loss for the year	-	-	-	(869,369)	-		(869,369)	(869,369)	(6,989)	(876,358)
Components of other comprehensive income:
Deficit from holding of non monetary assets	-	-	-	(3,735,254)	3,735,254		-	-	-
Derivative financial instruments (net of deferred income tax effect of $23,204)	-	-	-		-		(98,922)	(98,922)	-	(98,922)
Other comprehensive income SFAS 158 effect	-	-	-		-		37,086	37,086	-	37,086
Other comprehensive loss, net of taxes					(61,836)		(61,836)		-
Comprehensive loss							$(931,205)
Balance at December 31, 2008	$2,294,927	$743,674	$159,455	$10,585,770	$2,838			$13,786,664	$39,799	$13,826,463
Cash dividends paid	-	-	-	(250,045)	-			(250,045)	-	(250,045)
Cash dividends paid to non-controlling interest	-	-	-	-	-		-	-	(1,035)	(1,035)
Comprehensive income:
Net income for the year	-	-	-	786,995	-		786,995	786,995	11,445	798,440
Components of other comprehensive income:
Other comprehensive income SFAS 158 effect	-	-	-	-			4,469
Other comprehensive loss, net of taxes					4,469		4,469	4,469	-	4,469
Gain on sale of repurchased shares	-	1,079	-	-	-			1,079	-	1,079
Comprehensive income							$791,464
Balance at December 31, 2009	$2,294,927	$744,753	$159,455	$11,122,720	$7,307			$14,329,162	$50,209	$14,379,371

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2008 and 2009

(Thousands of pesos,
except per share amounts)