Form 20-F
period 2010-12-31
Industrias Bachoco S.A.B. de C.V.
filed 2011-06-16
CIK 1044896

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
Avenida Tecnologico No. 401
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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statements item the registrant has elected to follow:

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

Yes ☐ No ☐

D.	Employees	50

E.	Share Ownership	50

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS	50
A.	Major Shareholders	50

B.	Related Party Transactions	51

C.	Interests of Experts and Counsel	52

ITEM 8.	FINANCIAL INFORMATION	52
A.	Consolidated Statements and Other Financial Information	52

B.	Significant Changes	53

ITEM 9.	THE OFFER AND LISTING	54
A.	Offer and Listing Details	54

B.	Plan of Distribution	54

C.	Markets	55

D.	Selling Shareholders	56

E.	Dilution	56

F.	Expenses of the Issue	56

ITEM 10.	ADDITIONAL INFORMATION	56
A.	Share Capital	56

B.	Memorandum and Articles of Association	56

C.	Material Contracts	66

D.	Exchange Controls	66

E.	Taxation	66

F.	Dividends and Paying Agents	72

G.	Statement by Experts	72

H.	Documents on Display	72

I.	Subsidiary Information	72

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	73
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	74

v

Industrias Bachoco, S.A.B. de C.V. is a holding company with no operations other than holding the stock of its subsidiaries. Our principal operating subsidiary is Bachoco, S.A. de C.V. (“BSACV”), which owns the principal operating assets of Industrias Bachoco, S.A.B. de C.V. and accounted for 87.5% of consolidated total assets on December 31, 2010. References herein to “Bachoco,” “we,” “us,” “our,” “its” or the “Company” are, unless the context requires otherwise, to Industrias Bachoco, S.A.B. de C.V. and its consolidated subsidiaries as a whole.

We are incorporated under the laws of the United Mexican States (“Mexico”), and all of our operations are in Mexico. Our principal executive offices are located at Avenida Tecnologico No. 401, Ciudad Industrial C.P. 38010, Celaya, Guanajuato, Mexico, and our telephone number is +52-461-618-3555.

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

Mexican FRS B-10 supersedes Bulletin B-10 Recognition of the effects of inflation on the financial information and its five amendment documents as well as the related circulars and Interpretation of Financial Reporting Standards. The principal considerations established by this FRS are:

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

Except as otherwise indicated, all data in the financial statements included below in Item 18 (which together with the attached notes constitute the “Audited Consolidated Financial Statements”) and the selected financial information included throughout this Form 20-F (this “Annual Report”) have been presented in nominal pesos for the years 2008 to 2010 and in constant pesos as of December 31, 2007 for the years 2006 and 2007.

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

References herein to “U.S. dollars,” “U.S.$” or “$” are to the lawful currency of the United States of America. References herein to “pesos” or “Ps.” are to the lawful currency of Mexico. This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps 12.37 to US $1.00, the exchange rate on December 31, 2010.

As used herein, the term “tonnes” refers to metric tons of 1,000 kilograms (equal to 2,204.6 pounds) and the term “billion” refers to one thousand million (1,000,000,000). One square meter is equivalent to 10.764 square feet.

Market Data

This Annual Report contains certain statistical information regarding the Mexican chicken, beef, egg, balanced feed (or “feed”), turkey and swine markets and our market share. We have obtained this information from a variety of sources, including the producers’ associations Union Nacional de Avicultores (the National Poultry Union or the “UNA”), Consejo Nacional Agropecuario (the National Agricultural Council or “CNA”); Consejo Mexicano de Porcicultura (the Mexican Pork Council or  “CMP”), as well as Banco de Mexico (the Central Bank), Secretaria de Agricultura, Ganaderia, Desarrollo Rural, Pesca y Alimentos (“Ministry of Agriculture, Livestock, Rural Development, Fishing and Food” or “SAGARPA”) and publications of the U.S. Department of Agriculture (“USDA”). The producers’ associations rely principally on data provided by their members. Information for which no source is cited was prepared by us on the basis of our knowledge of the Mexican chicken, egg, feed, turkey and swine markets and the wide variety of information available regarding these markets. The methodology and terminology used by different sources are not always consistent, and data from different sources are not readily comparable.

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

In preparing the Audited Consolidated Financial Statements, we followed Mexican FRS, which differ in certain respects from U.S. GAAP. Note 21 to the Audited Consolidated Financial Statements provides a description of the main differences between Mexican FRS and U.S. GAAP as they apply to us; a reconciliation from Mexican FRS to U.S. GAAP of total stockholders’ equity, net income, and a condensed statement of cash flows under U.S. GAAP as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008.

Except as otherwise indicated, all data in the Audited Consolidated Financial Statements included below in Item 18 and the selected financial information included throughout this Form 20-F (this “Annual Report”) have been presented in nominal pesos for the years 2010, 2009 and 2008 and in constant pesos as of December 31, 2007 for the years 2006 and 2007. The effects of this price-level restatement under Mexican FRS have not been reversed in the reconciliation of Mexican FRS to U.S. GAAP. See Note 21 to the Audited Consolidated Financial Statements.

As of January 1, 2008, a new financial reporting standard came into effect in Mexico, which eliminates the recognition of inflationary effects in our financial information. Consequently, financial information corresponding to periods prior to December 31, 2007 is expressed in millions of Mexican Pesos with purchasing power as of December 31, 2007, while the financial information for December 31, 2010, 2009 and 2008 included in this Annual Report is stated in millions of nominal Mexican Pesos.

	As of and for the year ended December 31,
	2006		2007		2008		2009		2010		2010(2)
Income Statement Data	in millions of constant pesos as of December 31, 2007 for years 2006 and 2007 and in millions of nominal pesos for years 2008 to 2010(1)										In millions of U.S. dollars(1)
Mexican FRS:
Net revenues	Ps.	15,551.0	Ps.	18,219.6	Ps.	20,125.3	Ps.	23,262.9	Ps.	24,715.5	US. $	1,998.0
Cost of sales		12,053.0		14,477.9		17,482.5		19,326.8		19,500.7		1,576.4
Gross profit		3,498.0		3,741.8		2,642.9		3,936.1		5,214.8		421.6
Operating income		1,425.4		1,496.3		230.1		1,413.8		2,463.0		199.1
Comprehensive financing income (loss)		61.4		19.1		(1,369.2)		(133.2)		122.1		9.9
Net controlling interest income (loss)		906.2		1,270.9		(879.0)		797.6		1,983.4		160.3
Net consolidated income (loss) per Share(3)		1.5		2.1		(1.5)		1.3		3.3		0.3
Net consolidated income (loss) per ADS(4)		18.1		25.4		(17.5)		16.0		39.7		3.2
Dividends per Share(5)		0.61		0.59		0.59		0.42		0.42		0.03
Weighted average Shares outstanding (thousands)		599,571		600,000		600,000		600,000		600,000		600,000

U.S. GAAP:
Net revenues	Ps.	15,551.0	Ps.	18,219.6	Ps.	20,125.3	Ps.	23,262.9	Ps.	24,715.5		1,998.0
Operating income		1,395.7		1,481.0		185.6		1,391.0		2,400.3		194.0
Net controlling interest income (loss)		895.6		1,261.9		(869.4)		787.0		1,975.0		159.7

Statement of Financial Position Data
Mexican FRS:
Cash and cash equivalents(7)	Ps.	3,583.9	Ps.	3,039.9	Ps.	1,998.2	Ps.	2,399.1	Ps.	3,967.9		320.77
Primary financial instruments		0.0		0.0		0.0		151.8		209.3		16.92
Total assets		17,559.2		19,116.4		19,455.0		19,877.9		21,197.8		1,713.6
Short-term debt(6)		9.8		58.8		234.2		591.9		139.9		11.3
Long-term debt		35.5		50.8		391.7		372.0		507.1		41.0
Total stockholders’ equity		14,102.9		15,127.2		14,079.4		14,638.5		16,368.4		1,323.2
Capital Stock		2,294.9		2,294.9		2,294.9		2,294.9		2,294.9		185.5

U.S. GAAP:
Total controlling interest equity		14,053.2		15,071.7		13,786.7		14,329.2		16,052.8		1,297.7

Selected Operating Data
Sales volume (thousands of tonnes):
Chicken		773.7		837.2		878.1		918.1		983.9
Eggs		143.4		147.8		143.6		143.4		141.9
Swine and Others		8.9		16.1		18.8		19.0		20.0
Balanced Feed		484.4		438.8		370.7		337.9		327.5
Margins (Mexican FRS)
Gross margin (%)		22.5%		20.5%		13.1%		16.9%		21.1%
Operating margin (%)		9.2%		8.2%		1.1%		6.1%		10.0%
Consolidated net margin (%)		5.8%		7.0%		(4.4)%		3.5%		8.0%

Total employees		21,035		23,088		23,248		24,065		23,473
(1)  Except per share and per ADS amounts and operating data.
(2)  Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps.12.37 per U.S. dollar.
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
(7) For the years 2006, 2007 and 2008, the cash and cash equivalents amount includes primary financial instruments.

Exchange Rates

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

In 2010, the Mexican economy grew 5.5%, which surpassed expectations made at the beginning of the year. The Mexican peso strengthened its position during the year as compared to the dollar, appreciating approximately 5.3% since the end of 2009, while the inflation rate for 2010 was 4.40%.

The following table sets forth for the periods indicated the high, low, average and year-end exchange rates for the purchase and sale of US dollars (presented in each case as the average between such purchase and sale rates):

	Exchange Rate(1) (in current pesos per U.S. dollar)
Year	High	Low	Average(2)	Year End
2006	11.46	10.43	10.91	10.80
2007	11.27	10.67	10.93	10.92
2008	13.94	9.92	11.14	13.83
2009	15.41	12.63	13.50	13.08
2010	13.19	12.16	12.62	12.38
(1)	The exchange rates are the noon buying rates in New York City for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”).
(2)	Average of month-end rates for each period shown.

	Exchange Rate(1) (in current pesos per U.S. dollar)
Period	High	Low
December 2010	12.47	12.33
January 2011	12.25	12.04
February 2011	12.18	11.97
March 2011	12.11	11.92
April 2011	11.86	11.52
May 2011	11.77	11.51
(1)	The exchange rates are the noon buying rates in New York City for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York.

On June 10, 2011, the exchange rate for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York was Ps.11.8668 per $1.00 US dollar.

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

The chart below includes Mexican gross domestic product (“GDP”) and Inflation Rate data from 2006 to 2010, as provided by the Central Bank, and the average interest rates on 28-day Mexican treasury bills (“CETES”), as provided by the Central Bank.

Period	GDP	Inflation Rate	CETES
2006	4.8%	4.05%	7.2%
2007	3.3%	3.80%	7.2%
2008	1.3%	6.50%	7.6%
2009	-6.5%	3.57%	5.4%
2010	5.5%	4.40%	4.4%

On June 14, 2011, the 28-day Cetes rate was 4.38%.  High interest rates in Mexico could adversely affect our costs.  Our earnings may also be affected by changes in interest rates due to the impact those changes have on our variable-rate debt instruments and may benefit from the interest we earn on our cash balance.

Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our financial condition and results of operations

The single largest component of our cost of sales is the balanced feed mainly corn and soybean, which is comprised partially of ingredients we purchase from the United States, where prices are denominated in U.S. dollars.  In addition, the prices of ingredients we purchase in Mexico may be influenced by U.S. commodity markets.  Therefore, should the peso fall relative to the U.S. dollar, the cost of our operations, some accounts payable due and our debt payments would increase. Any future depreciation or devaluation of the peso may result in further net foreign exchange losses.

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

•
In 2009, the Mexican peso experienced greater stability during the second half of the year in its peso-dollar exchange rate, with a final appreciation of 5.4%, compared to the end of 2008. The average value of the Mexican peso was 17.4% higher than the average in 2008.

•	In 2010, the Mexican peso appreciated 5.3% as compared to the end of 2009. The average value of the Mexican peso was 6.5% higher than the average of the previous year.

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

Chicken meat and eggs are subject to contamination during processing and distribution.  We do not believe that contamination of individual shipments during distribution would have a material adverse effect on our operations.  Contamination during processing, however, could affect a larger number of our poultry products and therefore could have a more significant impact on operations.

Hurricanes or other adverse weather conditions could result in additional losses of inventory and damage to our plants and equipment.  Our facilities near Mexico’s coast are most vulnerable to the risk of severe weather. In 2006, we experienced a loss of chickens in our Norwest Complex due to the effects of Hurricane Lane.

In April 2010, the table eggs operation located in Mexicali, B.C. was affected by an earthquake that hit northwestern Mexico on April 4.  The earthquake partially affected almost all of the farms located in this region, including our farm.  Our affected farm represents approximately 9.0% of our total egg production.  Other facilities, such as feed mill and distribution centers, were essentially undamaged.  These farms recommenced operations at the end of 2010, with normal production capacity expected to resume by the end of 2011.

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

We face significant competition from other chicken producers in all of our geographic markets and product lines

According to the UNA, we are Mexico’s largest chicken producer, but we face competition from other producers in all of the markets in which we sell our products.  In 2010, we accounted for approximately 35.0% of total chicken production in Mexico.  There are two other major vertically integrated chicken producers in Mexico, which together with Bachoco account for approximately 59.0% of Mexican chicken production, with the balance distributed among 179 small and medium sized integrated and non-integrated producers.

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

We face increased competition from U.S. producers

Since 2003, chicken (excluding leg quarters for which the Mexican government imposed some temporary restrictions), eggs and swine import quotas were eliminated through the North America Free Trade Agreement or “NAFTA.”  Poultry producers in the United States have developed extremely low-cost production methods and have been successful in exporting primarily frozen and value-added poultry to other countries, especially in periods of overcapacity in the United States.  As tariff barriers decline under NAFTA, U.S. producers can be expected to increase exports to Mexico, which could have a material adverse effect on our performance.

On January 1, 2008, the restrictions for leg quarters were phased out. At present there are no restrictions on exporting these products to Mexico.

In February 2011, the Mexican Secretariat of Economy initiated an antidumping investigation focusing exclusively on imports of leg and thigh meat for human consumption from the United States of America to Mexico. This investigation was requested by Bachoco and by two other Mexican poultry companies. As of the date of this report, the Company does not have any further information regarding this matter.

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

Risks Relating to the ADS, and the Shares in the Mexican Market

Developments in other emerging markets countries may adversely affect our business or the market price of our securities

The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in countries in other emerging markets.  Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers.  Consequently, the market value of our securities may be adversely affected by events elsewhere.

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

Our legal name is Industrias Bachoco, S.A.B. de C.V., and we frequently refer to ourselves commercially as Bachoco.  We were incorporated in Mexico on April 17, 1980.  Our headquarters are located at Avenida Tecnologico No. 401, Ciudad Industrial 38010, Celaya, Guanajuato, Mexico, telephone +52-461-618-3500 and +52-461-618-3555.  Our main product lines are:  chicken, table egg, balanced feed and swine.  Currently, all of our production and almost all of our sales are in Mexico.  Our investor relations agent in the United States is Grayling, which is located at 405 Lexington Avenue, Seventh Floor in New York, New York.  Our contract with Grayling expires on June 30, 2011 and we will not be renewing their services for another term. Starting July 1 our investor relation agent in the United States will be I-advize Corporate Communications, located in 82 Wall Street, Suite 805 in New York, New York.  As of the date of this annual report, we are currently in negotiations with other potential investor relations agents in the United States.

According to the UNA, we are the largest poultry producer in Mexico.  In 2010, we produced approximately 10.0 million chickens per week and accounted for approximately 35.0% of total chicken production in Mexico.  As a vertically integrated producer, we control virtually all aspects of the production and distribution process, which enables us to exercise cost controls and to maintain high standards of quality, service and efficiency.  With over 800 production and distribution facilities dispersed throughout Mexico, our operations include the following: preparing balanced feed, breeding, hatching and growing chickens, and processing, packaging and distributing chicken products.

Sales of chicken products accounted for 81.3% of our net revenues in 2010.  Please also see the table under Item 5. A.  “Operating Results.”

We are also a significant producer of commercial balanced feed.  We sell our feed both through distributors and directly to small producers.  During 2010, we sold 328 thousand tons of balanced feed to external customers, which amounted to 5.6% of our total revenues for that year.

Currently, Bachoco is the second largest producer of table egg products.  In 2010, we sold approximately 142 thousand tons.  Table egg sales accounted for 8.5% of our net revenues in 2010.

As part of our other product lines, we also sell swine on the hoof to meat packers for pork product production, miscellaneous poultry-related products, and in 2007, we entered into two new business lines:  turkey and beef value-added products.  In 2010, sales of swine and these other lines accounted for 4.6% of our net revenues.

The following table sets forth, for each of the periods presented, the volume of chicken, balanced feed, table eggs and swine that we sold:

	Year Ended December 31,
(In thousands of tons)	2006	2007	2008	2009	2010

Chicken	773.7	837.2	878.1	918.1	983.9
Eggs	143.4	147.8	143.6	143.4	141.9
Swine and others(1)	8.9	16.1	18.8	19.0	20.0
Balanced feed	484.4	438.8	370.7	337.9	327.5
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

As of December 31, 2010, the Robinson Bours Stockholders owned Shares representing 82.75% of the Series B Shares outstanding.  As a result, the Robinson Bours Stockholders continue to have the power to control the Company.

Members of the Robinson Bours family, hold a majority of the seats on our Board of Directors.

In November 1998, we approved a stock repurchase plan (the “Repurchase Plan”), which allows us to repurchase Shares outstanding and trading on the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV), in accordance with Mexican securities laws.  To execute the Repurchase Plan, we created a reserve of Ps. 180.0 million (Ps. $303.9 million in constant Mexican pesos as of December 31, 2007), which reduced retained earnings on our balance sheet.  See Note 15d to the Consolidated Audited Financial Statements for more detail. During 2010, we undertook certain repurchases as disclosed in Item 16-e below. As of June 10, 2011, we had repurchased 187,400 Shares.

In December 2006, we acquired most of the assets and inventories of Del Mezquital to start a new complex in the State of Sonora, located in northern Mexico, close to the border with the United States.

In February 2007, we reached a business agreement with Grupo Libra, a Company in the Northeast of Mexico, that includes the buying of all their inventories and a long term rent agreement of their facilities to strengthen our presence in that market. See Item 5: “Operating and Financial Review and Prospects - Acquisitions and Dispositions” in this Annual Report for more details on these transactions.

In December 2007, we reached an agreement with “Grupo Agra,” an egg company located in the states of Nuevo Leon and Coahuila in Northeast Mexico.  The agreement provides for leasing of their facilities, which include laying hen farms (with a capacity of approximately 1.0 million hens), a processing table eggs plant, distribution centers and the Agra brands.  In addition, we acquired their entire inventory.

In July 2009, the Company undertook several measures to improve capacity and efficiency in our Northeast production complex headquartered in Monterrey, N.L.  These were: (i) acquiring the assets of a balanced feed mill and a soybean processing plant from Productora de Alimentos Pecuarios de Nuevo Leon, S.A. de C.V. through our Campi subsidiary; (ii) acquiring the assets of a chicken processing plant from Avi Carnes Monterrey, S.A. de C.V. through our Bachoco subsidiary with a production capacity of 9,000 chickens per hour; (iii) entering into agreements to rent breeder farms and egg incubation plants from Reproductoras Asociadas, S.A. de C.V. and one-day-old breeder capacity farms and egg incubation plants from Produccion Avicola Especializada, S.A. de C.V.; and (iv) making arrangements with contract growers to acquire their inventories.

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

Capital Expenditures

Over the last three years, we have financed our capital expenditures with resources generated by our operations.  We made the following capital expenditures (in nominal pesos):

•	In 2008, we made capital expenditures of Ps. 1.1 billion, with which we:

-	Increased capacity and implemented new technology in the processing plants located in Celaya and Culiacan;

-	Increased chicken capacity in farms located in Merida and Veracruz;

-	Finished the construction of new farms located in Ciudad Obregon and Hermosillo;

-	Began the construction of new farms located in the state of Chiapas; and

-	Updated our transportation fleet.

•	In 2009, we made capital expenditures of Ps. 988.2 million, with which we:

-	Entered into a business agreement with a company located at the Northeast of Mexico;

-	Increased capacity in chicken farms in the states of Chiapas, Sonora, and the Peninsula de Yucatan; and

-	Updated our transportation fleet.

•	In 2010, we made capital expenditures of Ps. 560.6 million, with which we:

-	Increased capacity for live chicken in Merida and Tecamachalco facilities;

-	Increased egg production capacity in the Mexicali facility;

-	Conducted productivity projects in the Tecamachalco and Merida processing plants, as well as adjusted production process to export requirements for the export of chicken claws to Asia; and

-	Updated our transportation fleet.

B.	Business Overview

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

The value-added chicken products are a new market in Mexico; we participate significantly in the market and try to lead the supply of these products.  According to the UNA, value-added chicken products currently account for approximately 3.0% of the chicken sold in Mexico; which is the same percentage as in the preceding year.

 Mexican consumers traditionally prefer chicken with pronounced yellow skin pigmentation, a characteristic found mainly in our public-market and supermarket-broiler chicken products that we attain by including marigold extract in our chicken feed.  We have also noticed an increased demand for smaller, whole, fresh chicken from various fast-food outlets, principally chicken roasting shops (rosticerias), which have developed rapidly in Mexico.

We believe that changes in Mexican chicken consumption patterns correlate closely with fluctuating chicken prices. According to data obtained from the UNA, total Mexican chicken consumption per capita decreased from 26.8 kilograms in 2008 to 26.0 kilograms in 2010. Chicken is the leading meat consumed in Mexico, and it accounted for approximately 33.7% of the total livestock produced in Mexico in 2010.  The following table sets forth total Mexican production of chicken, pork and beef for 2008 to 2010:

Mexican Production of Chicken, Beef and Pork
(in thousands of tonnes)

	2008	2009	2010
Chicken	2,853	2,781	2,822
Beef	1,673	1,700	1,751
Swine	1,149	1,162	1,165
Source:  UNA

The Mexican chicken industry, like chicken industries in other countries, is characterized by a long-term decline in real prices in real terms in conjunction with cyclical periods of higher profitability leading to overproduction followed by periods of lower prices and lower profitability.

In 2008, our chicken prices increased by 4.4% compared to prices in 2007, which was primarily a result of increases in the prices of raw materials, partially offset by (i) excess domestic supply, particularly during the second half of the year, and (ii) decrease in the purchasing power of the average consumer.

In 2009, our chicken prices increased by 12.6% compared to prices in 2008 due to a good balance between supply and demand, mainly during the first half of 2009.

During 2010, our chicken prices increased 3.3% compared to prices reported in 2009, primarily due to a good balance between supply and demand, particularly during the second half of 2010.

Chicken Products

Six main product categories exist for fresh chicken in Mexico: live, public market, rotisserie, supermarket broiler, chicken parts and value-added products.

Below is a brief description of each chicken product line as well as its respective percentage of the total Mexican chicken production in 2010:

-
Live chicken is delivered alive to small independent slaughtering operations or to wholesalers that contract with independent slaughtering operations for processing.  The freshly slaughtered chicken is then sold to chicken shops and other specialized retailers for sale to consumers and in some areas is sold directly to consumers by the slaughterhouse.  According to the UNA, live chicken accounted for approximately 31.0% by volume of the chicken sold by producers in Mexico.

-
Public market chicken is a whole broiler presented either uneviscerated or eviscerated, generally sold within 48 hours after slaughter in public markets throughout Mexico, but primarily concentrated in the Mexico City metropolitan region.  According to the UNA, public market chicken accounts for 20.0% by volume of the chicken sold by producers in Mexico.

-
Rotisserie chicken is a whole broiler presented eviscerated and ready to cook.  Rotisserie chicken is sold by wholesalers and directly by producers to small shops, stands called rosticerias and supermarkets, which cook the chicken and sell it whole and freshly cooked to the end-consumer, providing an economical form of fast-food.  According to the UNA, rotisserie chicken accounts for 24.0% by volume of the chicken sold by producers in Mexico.

-
Supermarket chicken is a fresh whole broiler presented with the edible viscera packed separately.  In most cases, it is sold directly by producers to supermarkets and, in some regions, to other independent food shops.  Mexican consumers’ preference for freshness requires regular deliveries of chicken to supermarkets and other food shops.  According to information provided by the UNA, the supermarket broiler chicken accounted by the 15.0% of the volume of the chicken sold by producers in Mexico.

-
Chicken parts refers to cut-up fresh chicken parts sold wrapped in trays or in bulk principally to supermarket chains, the fast-food industry and other institutional food-service providers.  Producers generally sell directly to the supermarket chains and deliver the chicken directly to the outlet.  Sales to the institutional market often require customized cutting and presentation.  According to the UNA, chicken parts accounts for 7.0% of the chicken volume sold by producers in Mexico.

-
Value-added Products refers mainly to cut up fresh chicken parts with value-added treatment like marinating, breading and individual quantity frozen, sold mainly wrapped in trays principally to supermarkets and other institutional chains.  Producers generally sell directly to the supermarket chains and deliver the chicken directly to the store.  Sales to the institutional market often require customized cutting and presentation.  According to the UNA, these products accounted for 3.0% of the chicken volume sold by producers in 2010.

We sell value-added chicken products mainly to supermarkets and other retailers.  The following table sets forth, for the periods indicated, the sales volume in tonnes and as a percentage of the total volume of chicken sold for each of our principal lines of chicken products:

	Bachoco’s chicken volume sold

	2008		2009		2010
	Tonnes	%	Tonnes	%	Tonnes	%
Public market and rotisserie	402.1	45.8	418.2	45.5	413.0	42.0
Supermarket, chicken parts and others(1)	239.0	27.2	217.1	23.7	235.3	23.9
Live	237.0	27.0	282.8	30.8	335.6	34.1
Total	878.1	100.0%	918.1	100.0%	983.9	100.0%
(1)	“Other” comprises sales of value-added poultry products, viscera and other products.

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

We distribute products from our processing plants located in: Celaya, Culiacan, Tecamachalco, Lagos de Moreno, Coatzacoalcos, Merida, Gomez Palacio, Monterrey and Hermosillo to our cold-storage facilities and warehouses, which serve as a midpoint in distribution to wholesalers and local customers.  From our cold-storage facilities, we service wholesalers (who in turn deliver to their customers), retailers and transport certain products directly to supermarkets and food-service operations.  Our distribution infrastructure includes 60 cold-storage warehouses and facilities and a large fleet of vehicles.  The decentralized sales force permits us to remain attuned to developments in the regions we serve and to develop close relationships with customers.

Below is a summary of the expansions we have made to our distribution network (which now covers almost all of Mexico) in the last five years:

-	At the end of 2006, we acquired assets of Del Mezquital a private broiler producer located in the state of Sonora.

-	At the beginning of 2007, we reached a business agreement with Grupo Libra, a chicken producer located in northeast Mexico. We also started to build a new complex in Hermosillo City.

-	In 2008, we finished several projects to expand our facilities in Merida and continued increasing our production in Northern Mexico, specifically in the city of Hermosillo and in the state of Chiapas.

-
In 2009, we (i) acquired the assets of a balanced feed mill and a soybean processing plant from Productora de Alimentos Pecuarios de Nuevo Leon, S.A. de C.V. through our Campi subsidiary; (ii) acquired the assets of a chicken processing plant from Avi Carnes Monterrey, S.A. de C.V. through our Bachoco subsidiary with a production capacity of 9,000 chickens per hour; (iii) entered into agreements to rent breeder farms and egg incubation plants from Reproductoras Asociadas, S.A. de C.V. and one-day-old breeder capacity farms and egg incubation plants from Produccion Avicola Especializada, S.A. de C.V.; and (iv) made arrangements with contract growers to acquire their inventories.

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

-
Rotisserie chicken – We sell rotisserie chicken directly to rosticerias and supermarkets.  We attribute the growth in our sales of rotisserie chicken in large part to the rapid growth of the market for freshly cooked chicken sold by these stores and in the rotisserie sections of supermarkets.  We believe this market will continue to grow, as in the past, because of an ever-increasing consumer demand for convenient, low-priced products and high-quality fast food.  Success in supplying rotisserie chicken depends on consistency and good service, and only larger producers with more modern processing facilities and distribution capacity can compete in this market.

-
Supermarket chicken – We sell supermarket broilers, chicken parts and eggs, directly to the principal supermarkets, convenience store chains and wholesale clubs in Mexico.  In order to build consumer loyalty for our supermarket broiler chicken, we emphasize our brand image as well as our superior service, reinforced by frequent delivery to ensure freshness.  Each chain negotiates purchases centrally, but we deliver directly to many points of sale, ordinarily at least once every 48 hours.  We believe that we lead the market in frequency of deliveries to supermarkets.

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

Table Eggs

According to the UNA, Mexico has one of the largest per capita consumption of table eggs in the world with 22.8 kilograms per capita consumed in 2010, compared with 22.2 kilograms per capita consumed in 2009.  This high level of consumption is due in part to the fact that eggs are among the cheapest sources of protein in Mexico.

The Mexican table egg industry is more fragmented than the chicken industry but has experienced some degree of consolidation in recent years, including acquisitions made by us.  According to the UNA, the nine largest producers of table eggs in Mexico now account for approximately 44.0% of the market.

Eggs in Mexico have traditionally been distributed in large 360-egg cases through wholesalers to retailers.  The retailers, which are typically small grocery shops, sell the eggs by weight to consumers.  At present, the 14.0% of the eggs sold in Mexico are sold in packaged form, 6.0% are sold in processed form and approximately 80.0% are sold in bulk to wholesalers.

We estimate that we are the second largest producer of table eggs in Mexico with approximately 10.0% of the market.  We sell both brown and white eggs.  We are the largest producer of brown eggs in Mexico.  Our marketing efforts for egg products focus on increasing our brand recognition.

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

In April 2010, the table eggs operation located in Mexicali, was affected by an earthquake that hit northwestern Mexico on April 4.  The earthquake partially affected almost all of the farms located in this region, including our farm. Our affected farm represents approximately 9.0% of our total egg production. These farms recommenced operations at the end of 2010, with normal production capacity expected to resume by the end of 2011.

We have designed our egg distribution system to transport eggs from our laying farms at Celaya, Los Mochis, Obregon, Mexicali, Tecamachalco, Merida, Saltillo and La Laguna regions to customers in all sales regions.  We sell packaged eggs directly to all of the principal supermarket chains in Mexico, with daily deliveries directly to their outlets.

Seasonality

Our sales are moderately seasonal, with the highest levels of sales, in general, in the second and fourth quarter due to higher chicken consumption during the holiday season.

Balanced Feed

According to the The Consejo Nacional de Fabricantes de Alimento Balanceado y de la Nutricion Animal, A.C. (“CONAFAB”) Mexico is among the ten biggest producers of balanced feed worldwide. In 2010, total production of balanced feed in Mexico was 28.1 million tonnes. CONAFAB estimates that Mexican production of balanced feed for 2011 will be 29.4 million tonnes, and Mexico will account with 420 feed mill plants and a production capacity of 35 million tonnes.

Local production is composed of commercial and integrated manufacturers.  Commercial manufacturers produce for the market, while integrated manufacturers mostly produce for themselves and occasionally for other producers.  In 2010, integrated producers accounted for approximately 63.0% of total production.  Imports of feed come almost entirely from the United States.

We have benefited from economies of scale and synergies derived from producing feed both for our own internal consumption and for sale to third parties, we sell mainly to small livestock producers and through a network of small distributors located mainly in central and southern Mexico. Currently, we have 4 feed plants dedicated to producing balanced feed to third parties.

We estimate that our balanced feed business currently comprises approximately 3.1% of the market share of the commercial (non-integrated) balanced feed business in Mexico, a small reduction from the 3.4% market share in 2009. The decrease in our balanced feed sales volume is due to a reduction in our production levels as we improve our sales mix.

Swine

We purchase breeder swine live from the United States and breed them at facilities in the state of Sonora.  We then raise swine to maturity at our farms in Celaya and three other locations in Mexico.  Mature swine is sold on the hoof to Mexican swine meat packers for the production of pork products.

In 2008, our swine prices increased by 19.6% as a result of a better balance in the commercial market.  During 2009, swine business remained generally stable as prices increased 10.7% for the whole year. Swine prices for 2010 were strong and increased 16.0% over 2009. Traditionally, Mexicans consume fewer swine products than chicken and egg products.

Turkey and Prepared Beef Products

In 2007, as a result of the “Del Mezquital” and “Grupo Libra” agreements, we introduced two new product lines:  turkey and value-added beef and pork products.  We do not raise either turkey or cattle; we only process these products. See Item 5: “Operating and Financial Review and Prospects - Acquisitions & Dispositions” in this Annual Report for more details on the “Del Mezquital” and “Grupo Libra” agreements. In 2008, we integrated these business lines with the rest of our Company.

In 2009 and 2010, these product lines represented less than 1.0% of our total sales.  However, we see opportunities to grow these businesses by taking advantage of our distribution network.  During 2010, sales of these products increased 4.4% over the previous year.

Raw Materials

We purchase our breeding stock for broilers and layers from high-quality suppliers.  All of our breeder swine currently come from one supplier, but we have changed suppliers from time to time and have numerous alternative sources of supply.

The largest single component of our cost of sales is the cost of ingredients used in the preparation of feed including, principally, corn and soybean meal. The price of these ingredients is subject to significant volatility resulting from weather, the size of harvests, transportation and storage costs, governmental agricultural policies, currency exchange rates and other factors.  To reduce the potential adverse effect of grain price fluctuations, we vary the composition of our feed to take advantage of current market prices for the various types of ingredients used.

Under NAFTA, corn tariffs were eliminated on January 1, 2008.  This new condition has been positive for the Company, allowing us more flexibility in our cost of production as the cost of our ingredients more closely tracks prices in the international commodity markets.

During most of 2008, prices of corn and soybean meal have experienced high volatility and have demonstrated historically high prices worldwide.  By the end of 2008, prices of corn and soybean meal started to decrease and have continued their downward trend into the year 2009, where we observed more stable prices for these ingredients. In 2010 grain prices were stable with an upward trend by the year end.

To mitigate the effects of increases in grain prices, we are always watchful to take advantage of lower-cost feed ingredients from Mexican sources, when available.  In 2010, we obtained approximately 54% of our total grain from the domestic market.  We believe that the quality of local feed ingredients, particularly sorghum, is superior to that of imported feed ingredients.  In addition, the use of local feed ingredients allows us to save on transportation costs and import duties.  However, in southern Mexico domestic crops and feed ingredients are limited.  As such, our complexes use mainly imported grain.  The Company engages in hedging of its feed costs in order to assure more stable cost of grains.

Competition

Chicken

According to the UNA, we are Mexico’s largest chicken producer.  We face significant competition from other producers in all of the markets in which we sell our products.  When combined with our two largest vertically integrated competitors, we account for approximately 59.0% of total Mexican poultry production; the remaining 41% is distributed among approximately 179 small and medium-sized integrated and non-integrated producers.  The major producers, including Bachoco, have substantial cost advantages over smaller, non-integrated producers arising from economies of scale and control of feed preparation.  To varying degrees, each of these companies has substantial financial resources and strengths in particular product lines and regions.  We believe, however, that we have substantial competitive strengths over our competitors, including a broader range of chicken products and broader geographic coverage.

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

Poultry producers in the United States have developed low-cost production techniques and have been successful in exporting primarily frozen and value-added poultry to other countries, especially in periods of overcapacity in the United States.  As tariff barriers have declined under NAFTA, we have experienced increased competition from U.S. poultry producers.  According to the UNA, in 2010, total imports of chicken products increased 20.2% in volume over imports in 2009. 86.3% of the total imports were chicken leg-quarter, representing an increase of 27.0% compared to leg-quarter imports in the previous year.  This increase was due to lower price levels in the U.S. and other foreign markets.

We expect that competition from U.S. exporters could increase.  However, Mexican consumer acceptance of frozen poultry products is still low.

Table Eggs

We are one of the largest producers of table eggs in Mexico, with approximately 10.0% of total Mexican egg production at the end of 2010.  The Mexican table egg industry is very fragmented and the principal 9 companies only account for 44.0% of total table egg production in Mexico.

Balanced Feed

The CONAFAB estimates that the balanced feed production in Mexico recorded a cumulative increase of 5.8% from 2007 to 2010, where the integrated firms produce approximately 63.0% of total production for their internal use, and the remaining 37.0% is produced for sale to third parties.  We estimate a market share of approximately 3.1% in our balanced feed product line.

Swine

The Mexican swine industry is highly fragmented, and no producer has more than 15.0% of the market.  On December 31, 2010, we had less than 1.0% of the Mexican market share in swine.  U.S. producers compete in this market in Mexico.

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

In addition to NAFTA, Mexico has entered into free trade agreements with several other countries including Chile, Bolivia, Colombia, Venezuela and Japan and the European Union.  Although such agreements may result in lower tariffs over our own products, we believe that imports from such countries will not increase substantially in the future due to high transportation and distribution costs.

Antitrust Regulations

The Ley Federal de Competencia Economica (“Mexican Economic Competition Law”), which took effect on June 22, 1993, regulates monopolies and monopolistic practices.  Under this law, all companies (including Bachoco) are required to notify the Comision Federal de Competencia (“Federal Competition Commission”) of all proposed transactions exceeding specified threshold amounts as set forth in the Mexican Economic Competition Law.  The Federal Competition Commission can impose conditions on, and prevent or unwind, any such transactions by Mexican companies.  We have complied with all requirements under this law.

On December 2009, Mexico’s Federal Commission of Economic Competition published a notice announcing an investigation of the Mexican poultry sector regarding possible monopolistic business practices. No specific companies have been cited as conducting business in this manner.   We, along with other companies, were required to provide information to the commission.  During 2010 the Federal Commission of Economic Competition continued with the investigation and requested information from several poultry companies. We anticipate the investigation will continue for approximately one more year.

Environmental and Sanitary Regulation

Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment.  The principal laws are Ley General de Equilibrio Ecologico y Proteccion Ambiental (General Law of Ecological Balance and Environmental Protection—the “Environmental Law”) and Ley de Aguas Nacionales (“National Waters Law”).  The Secretaria del Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources, or “Semarnat”) administers the Environmental Law, and Comision Nacional del Agua (“National Water Commission”) administers the National Waters Law.

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

We are a holding company with no operations other than holding the stock of our subsidiaries, all of which are incorporated in Mexico, and engaging in transactions with our subsidiaries.  Our principal operating subsidiary is BSACV, which owns our principal operating assets, and which accounted for 87.5% of consolidated total assets as of December 31, 2010, and 93.0% of our consolidated revenues for the year ended December 31, 2010.  All of our subsidiaries are directly owned by us in the percentage listed below.

The following table shows our main subsidiaries as of December 31, 2008, 2009 and 2010:

	Percentage Equity Interest
	2008	2009	2010
Acuicola Bachoco, S.A. de C.V.	100	-	-
Aviser, S.A. de C.V.	100	100	100
Bachoco, S.A. de C.V.	100	100	100
Bachoco Comercial, S.A. de C.V.	100	100	100
Campi Alimentos, S.A. de C.V.	100	100	100
Huevo y Derivados, S.A. de C.V.	97	97	-
Operadora de Servicios de Personal, S.A. de C.V.	100	100	100
Pecuarius Laboratorios, S.A. de C.V.	64	64	64
Secba, S.A. de C.V.	100	100	100
Sepetec, S. A. de C.V.	100	100	100
Servicios de Personal Administrativo, S.A. de C.V.	100	100	100
Induba Pavos, S.A. de C.V.	100	100	100

In December 2006 and July 2007, we created Induba Pavos, S.A. de C.V. and Bachoco Comercial, S.A. de C.V. respectively.  They are both 100.0% owned subsidiaries of Industrias Bachoco.

In 2009, Acuicola Bachoco, S.A. de C.V. merged with Campi Alimentos, S.A. de C.V.

At an extraordinary stockholders’ meeting of Huevos y Derivados, S.A. de C.V.  held on March 31, 2010, its stockholders approved its Balance Sheet as of December 31, 2009 and agreed to proceed with the liquidation of the company starting on January 1st , 2010.

D.	Property, Plant and Equipment

Our production and storage facilities are located throughout the regions we serve in order to ensure freshness and minimize transportation time and costs.  The most extensive facilities are grouped in nine complexes that include farms and processing plants.  The largest of our complexes is in Celaya, where we have broiler grow-out farms, a broiler processing plant and egg production farms.  The complex at Culiacan includes broiler grow-out farms and a broiler processing plant, as do the complexes located in Puebla, Lagos de Moreno, Coatzacoalcos, Merida, Hermosillo and Monterrey.  There are smaller egg production farms at Los Mochis, Ciudad Obregon, Puebla and Mexicali.  In Gomez Palacio and Saltillo, we have a complex which consists of broiler grow-out farms, and egg production farms representing nearly half of our total egg production capacity.

The following table summarizes the types and number of each type of our production facilities as of March 2011:

Bachoco Production Facilities	Number
Chicken breeding farms	171
Broiler grow-out farms	518
Broiler processing plants	9
Egg incubation plants	21
Egg production farms	91
Swine breeding farms	1
Swine grow-out farms	10
Feed mills	18
Further process plants	3

On April 13, 2008, our processing plant in Monterrey caught fire. While the fire destroyed the entire further processing area, our broiler production processing did not suffer any damage and continued operating under nearly normal conditions until 2009. In 2009, the Company closed this facility and moved the broiler production processing to a new facility in Monterrey.

In April 2010, the table eggs operation located in Mexicali, B.C. was affected by an earthquake that hit northwestern Mexico on April 4.  The earthquake partially affected almost all of the farms located in this region, including our farm.  Our affected farm represents approximately 9.0% of our total egg production.  Other facilities, such as feed mill and distribution centers, were essentially undamaged.  This farm recommenced operations at the end of 2010, with normal production capacity expected to resume by the end of 2011.

We operate 18 feed mills for our own chickens, feed sales to third parties and egg and swine operations.  The total production capacity of our feed plants is approximately 397,500 tons per month.  We estimate that we are the largest producer of animal feed in Mexico.

Our other facilities include two poultry manure-processing plants.  We also own a laboratory that produces vaccines for the poultry industry, which we mainly use for internal purposes.  Our headquarters are located in Celaya Guanajuato, Mexico, and we have 60 sales centers throughout the regions we serve.

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

ITEM4.A.	Unresolved Staff Comments

None

ITEM 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements.  The Audited Consolidated Financial Statements have been prepared in accordance with Mexican FRS, which differs in certain respects from U.S. GAAP.  Note 21 to the Audited Consolidated Financial Statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of consolidated stockholders’ equity, net income, a consolidated statement of stockholders’ equity and a consolidated statement of cash flows under U.S. GAAP as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010.

As of January 1, 2008, we have adopted the new standard related to “Inflationary Effects” in accordance with Mexican FRS (Mexican FRS B-10).  Due to the relatively low inflation that the country has consistently achieved during the past several years, a new financial reporting standard came into effect on January 1, 2008, which terminates the recognition of inflationary effects in our financial information.  Consequently, financial information corresponding to periods prior to December 31, 2007 is expressed in thousands of Mexican Pesos with purchasing power as of December 31, 2007, while the financial information for periods after December 31, 2007 is stated in thousands of nominal Mexican Pesos, except as otherwise indicated. The effects of this price-level restatement in accordance with Mexican FRS have not been reversed in the reconciliation from Mexican FRS to U.S. GAAP.  See the Audited Consolidated Financial Statements for more detail.

General

In the following discussions we describe various trends and how they affected our results of operations for the years ended December 31, 2008, 2009 and 2010.

Mexican Economic Conditions

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

In 2010, Mexico’s economy displayed a healthy recovery from 2009, exceeding expectations made at the beginning of the year. The annual inflation rate was 4.4% and the Mexican peso-U.S. dollar exchange rate appreciated by 5.3% over the average exchange rate in 2009.

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

We use financial instruments to mitigate the cost of goods sold in currencies other than Mexican pesos.  See Note 2q and 10a of the Audited Consolidated Financial Statements.

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

In 2010, average Mexican producer prices increased by 3.5%, mainly due to stable supply and cost of raw materials for most of the year, as well as slight increases in the purchasing power of Mexican consumers.

Our outstanding total debt, including our current installments of long-term debt, at the end of 2010 decreased to Ps. 646.9 million as compared to the Ps. 963.8 million in 2009, as we reduced our short- term debt.

In 2010, we had a foreign exchange gain of Ps. 11.1 million due to the positive effect of the revaluation of the peso against the U.S. dollar; as compared to a foreign exchange loss Ps. 37.9 million in 2009 and a foreign exchange gain of Ps. 160.2 million in 2008.

Our valuation effects of financial instruments were a gain of Ps. 18.9 million in 2010, compared to a loss of Ps. 174.6 million in 2009, and a loss of Ps. 1.7 billion in 2008, as a result of a decrease in our financial instruments activity. See note 10-a in our Audited Consolidated Financial Statements.

Volume of Chicken Sold

In 2008, the Company reported an increase in volume of chicken sold of 4.9%, compared to 2007.  This increase is due mainly to new farms in Hermosillo and an expansion in capacity at our Merida and Coatzacoalcos complexes.

In 2009, the Company increased its volume of chicken sold by 4.6%, compared to 2008, mainly due to the business agreement reached with producers in the Northeast, as mentioned above in Item 4: “Information on the Company – History and Development of the Company – Background and Ownership Structure.”

In 2010, the Company’s volume of chicken sold increased by 7.2% compared to 2009, mainly driven by the full integration of the business agreement reached with a producer in the Northeast, and the completion of our growing project in the Merida facility.

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

Below we present trends in the prices of the key segments in which we operate.

Chicken Prices

In 2008, our chicken prices increased 4.4% as a result of increases in our costs of sales, partially offset by oversupply conditions, which were present throughout the year.

During 2009, our chicken prices increased 12.6% as a result of increases in our cost of sales and a more stable supply-demand balance during the first half of the year.

In 2010, our chicken prices increased 3.3% over prices in 2009, as a result of a proper balance between supply and demand primarily during the second half of the year and a stable cost of grain for most of the year.

Egg Prices

In 2008, our egg business was strong and egg prices increased by 23.9% as a result of a better balance between the demand and supply in the market and improvements in our mix of products sold.

During 2009, our egg business continued its strong performance as prices increased 12.0% over the previous year as a result of strong demand in the Mexican market.

In 2010, our egg business line was largely affected by oversupply conditions. As a result, prices decreased by 9.9%, compared with prices in 2009.

 Balanced Feed Prices

In 2008, our balanced feed prices increased by 19.4% over the 2007, however such increase did not fully reflect the worldwide increase of feed ingredient costs and oversupply conditions which resulted principally from the global economic slowdown.

During 2009, our balanced feed prices increased by 9.3% as a result of an increase in the cost of feed ingredients. See “Trends in Prices of Feed Ingredients” below.

In 2010, our balanced feed prices decreased by 2.8% from year 2009, as a result of a more stable cost of grains mainly during first half of the year as compared to 2009 where there was a lot of volatility in the cost of grain with an upward trend thereof.

Swine Prices

During 2008, our demand and supply were stable for most of the year and swine prices increased by 19.6% as compared to 2007.

In 2009, our swine prices increased 10.7% over the previous year as a result of a stable supply of swine.

In 2010, our swine prices increased 16.0% over the previous year as a result of strong demand for this product.

Trends in Prices of Feed Ingredients

The single largest component of our cost of sales is the cost of ingredients used to prepare feed, including mainly soybean meal and corn, The prices of these feed ingredients are subject to significant volatility due to a number of variables, including, among other factors, weather, harvest size, transportation and storage costs, government agricultural policies and currency exchange rates.  The price at which we may obtain feed ingredients from Mexican producers relative to U.S. producers is also subject to volatility depending on these variables.

At present, Mexican feed prices tend to parallel U.S. and international prices.  In 2008, the percentage of grain purchased from domestic markets was approximately 48.0%, in 2009 it was approximately 50.0% and in 2010 it was approximately 54.0%.

In most of 2008, international grain prices increased drastically reaching new historically high prices worldwide and exceeding the corn prices reached in 2004, due to strong demand and lower inventories worldwide.  These price increases put strong pressure on our production costs.

Restrictions on importing grain under NAFTA have been phased out as of the beginning of 2008.  We expect this development to benefit the Company and result in a reduction of the costs associated with importing our feed ingredients.

In 2009, international corn prices showed more stability and were in fact lower when compared with previous years.  However, the high level of inventories and exchange rate volatility did not result in a net decrease in our cost of sales. In 2010 we observed stable grain prices, with an upward trend by year end.

Acquisitions & Dispositions

Our operations have been affected during the periods we discuss herein, by a series of acquisitions and production arrangements that we have made in recent years:

•
On April 13, 2008, our processing plant in Monterrey caught fire. While the fire destroyed the entire further processing area, our broiler production processing did not suffer any damage and continued operating under nearly normal conditions until 2009. In 2009, the Company closed this facility and moved the broiler production processing to a new facility in Monterrey.

•
In July 2009, the Company made several asset acquisitions and reached a series of agreements to improve productivity and efficiency in the Northeast production complex headquartered in Monterrey. The specific acquisitions and agreements made were:

a)
The acquisition of the assets of a balanced feed mill from Productora de Alimentos Pecuarios de Nuevo Leon, S.A. de C.V. through our Campi subsidiary.  The purpose of this acquisition was to improve the quality and production capacity of balanced feed. The mill’s production capacity is about 3,000 tons of pellet feed per week.

b)
The acquisition of the assets of a chicken processing plant from Avi Carnes Monterrey, S.A. de C.V., through our Bachoco subsidiary, with a production capacity of 9,000 chickens per hour.  The goal of this acquisition was to reduce production costs, replace the Monterrey processing plant and to increase production capacity and diversify the chicken business in that region.

c)
An agreement to rent breeder farms and egg incubation plants from Reproductoras Asociadas, S.A. de C.V. and one-day-old breeder capacity farms and egg incubation plants from Produccion Avicola Especializada, S.A. de C.V.

d)	The Company also made arrangements with contract growers to acquire their inventories.

After analyzing these transactions for 2009, and the terms of the agreements, we did not acquire any of their employees, customer base, and debt or production techniques.  As a result, we concluded that the transactions did not qualify as a business in accordance with ASC topic 805 “Business Combination” before SFAS141R (EITF98-3) “Determining Whether a non-monetary transaction Involves Receipt of Productive Assets or of a Business” (paragraph 6) and therefore were not deemed to be business combinations, in accordance with FAS 141R.

In 2010, we did not carry out any material asset acquisitions or business combinations.

A.	Operating Results

Summary

The following table sets forth selected components of our results of operations as a percentage of net revenues for each of the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	(percentage of net revenues)
Net revenues	100.0%	100.0%	100.0%
Cost of sales	(86.9)	(83.1)	(78.9)
Gross profit	13.1	16.9	21.1
Selling, general and administrative expenses	(12.0)	(10.8)	(11.1)
Operating income	1.1	6.1	10.0
Comprehensive financing income (loss)	(6.8)	(0.6)	0.5
Taxes	1.4	(1.7)	2.0
Net income (loss)	(4.4)	3.5	8.0

The following table sets forth, for each of the periods indicated, our net revenues of chicken, feed, eggs, swine and other products as a percentage of total net revenues in each period:

	Year Ended December 31,
	2008	2009	2010
	(percentage of net revenues)
Chicken	76.9%	78.3%	81.3%
Feed	7.3%	6.3%	5.6%
Eggs	10.5%	10.1%	8.5%
Swine and Others	5.3%	5.3%	4.6%
Total	100.0%	100.0%	100.0%

Results of Operations for the Years ended December 31, 2009 and 2010

General

After posting negative growth in 2009, Mexico’s economy grew 5.5% in 2010, surpassing expectations made at the beginning to the year. This growth was beneficial to the Mexican poultry industry in general. The inflation rate was 4.4% during 2010.

In 2010, the exchange rate of the peso against the U.S. dollar appreciated 5.3% as compared to 2009.

According to the UNA, the production volume of the Mexican chicken industry increased by 1.5% in 2010, as demand for chicken products increased during this year as the Mexican economy grew.

In the egg segment, after two consecutive years of positive growth in both volume and prices, there was an oversupply in the eggs market during most of 2010, which negatively affected egg prices. Despite this, total production of eggs in Mexico increased by 3.9% over the year 2009, mainly due the fact that egg is a low-cost protein option in Mexico.

Bachoco achieved solid results in 2010, recording the highest sales volume in the history of the Company. We achieved this through the proper planning of our production, coupled with improvements in our production indicators and an adequate balance between supply and demand in Mexico’s poultry industry.

In particular, value-added products such as marinated, breaded and fully cooked products are growing in the domestic market.

The business agreement relating to the new operation in Monterrey was executed at the end of 2009. During 2010, it was successfully integrated with the rest of the Company and has been reflected in a positive synergy that supports Bachoco’s strategies of growth and national presence.

Net Revenues

In 2010, we recorded net sales of Ps. 24,715.5 million, a 6.2% increase with respect to the Ps. 23,262.9 million sales reported in 2009. A detail of sales by segment follows.

Sales in our chicken segment totaled Ps. 20,127.7 million during 2010, an increase of 10.7% as compared to 2009. This result is due to an increase of 3.3% in chicken prices and a 7.2% increase in volume sold, which is a record for the Company.  Chicken sales accounted for 81.3% of overall sales.

Throughout 2010, the egg business line in our Company faced oversupply conditions, which increased pressure on egg prices. Sales of these products totaled Ps. 2,101.8 million pesos in 2010, 10.8% lower than the Ps. 2,356.8 million recorded in 2009. This reduction in sales is mainly due to a fall of 9.9% in egg prices and 1.0% decrease in volume sold. Egg sales accounted for 8.5% of overall sales.

The Company sells balanced feed for livestock and pet industry. This segment was affected in 2010 by the contraction in demand during most of the year, with a slight recovery by the fourth quarter. Sales of these products were Ps. 1,380.8 million, 5.8% below the recorded sales of Ps. 1,465.6 million in 2009. In 2010, this business line accounted for 5.6% of total sales.

During 2010, results in our swine business were very favorable primarily because of a healthy balance between supply and demand. Sales totaled Ps. 297.1 million, 26.8% higher than sales in 2009, which were Ps. 234.3 million. This is due to an increase of 16.0% in prices and 9.3% in sales volume. Sales of this product represent almost 1% of total sales of the Company.

The Company's other business segments are: by-products, and value-added products of turkey and beef, which together represent approximately 3.5% of total sales. During 2010, sales of other lines decreased 13.0% due mainly to a decline in the sales of by-products.

Cost of sales and gross profit

In 2010, cost of sales was Ps. 19,500.7 million compared to Ps. 19,326.8 million in 2009, this represents a decrease of 2.9% in the cost of sales per unit, and was mainly due to increased efficiencies in our production indicators and an adequate administration of our grain hedging.

As a result of the reduction in our cost of sales per unit and increases in the volume of chicken and swine sold, the Company registered a gross profit for 2010 of Ps. 5,214.8 million with a margin of 21.2%, up from a margin of 16.9% in 2009.

Operating income and expenses

Total operating expenses in 2010 were Ps. 2,751.8 million in 2010, compared with Ps. 2,522.3 million in 2009, which primarily reflects the increase in our distribution and administrative expenses, leading to operating income of Ps. 2,463.0 million, or a margin of 10.0%. This figure is higher than the operating income reached in 2009 of Ps. 1,413.8 million, or a margin of 6.1%.

Other Income (expense) net

In 2010, our other expenses, net amounted to Ps. 95.3 million, as compared to other expenses, net of Ps. 65.2 million in 2009. The increase was mainly attributable to a loss associated with sales of waste animals, raw materials and by products. See Note 17 to our Audited Consolidated Financial Statements for more detail.

Comprehensive financial results

In 2010, we recorded comprehensive financial income of Ps. 122.1 million, compared with a loss of Ps. 133.2 million in 2009. The result is mainly attributable to a gain in valuation effects of financial instruments and net interest of Ps. 111.0 million in 2010, while in 2009 we registered a valuation effect of financial instruments and net interest loss of Ps. 95.3 million. In 2010 we recorded an exchange gain of Ps. 11.1 million, compared to an exchange loss of Ps. 37.9 million in 2009.

Taxes

Total taxes recognized by the Company in 2010 amounted to Ps. 503.4 million, compared to Ps. 406.4 million reported in 2009. This represents an income tax of Ps. 495.8 million and deferred income tax of Ps. 7.6 million in 2010, comparable to income tax of Ps. 103.9 million and deferred income tax of Ps. 302.5 million in 2009. The decrease in deferred income tax is mainly due to an extraordinary charge of Ps. 188.8 million of deferred taxes recognized in 2009 as a result of a tax reform by which, as of 2010, the tax rate was increased from 19.0% to 21.0% in the simplified regime and from 28.0% to 30.0% in the general regime (the Company's principal subsidiary, Bachoco, being subject to the simplified regime). The Company did not recognize a similar charge in 2010.

Net income

Net controlling interest income for year 2010 was Ps. 1,983.4 million, or Ps. 3.31 per share (US. $3.21 per ADS), compared to a net controlling interest income of Ps. 797.6 million, or Ps. 1.33 per share in 2009 (US. $1.29 per ADS). In terms of margin, the Company reached a net controlling margin of 8.0%, significantly higher than the 3.5% net margin reported in the previous year.

Liquidity and Capital Resources

In 2010, our financial position remained sound. In 2010, cash and cash equivalents and primary financial instruments increased to Ps. 4,177.2 million, which compares positively to the Ps. 2,551.0 million reported in 2009.

During recent years we have maintained a low debt level and 2010 was no exception: short- and long-term debt totaled Ps. 646.9 million, lower than the Ps. 963.8 million reported at the end of 2009.

Total assets as of December 2010, were Ps. 21,197.8 million, a 6.6% increase over the Ps. 19,877.9 million reported in the previous year. The increase is mainly due to higher cash and cash equivalents during 2010.

Inventories and biological current assets in 2010 were Ps. 3,731.9 million, similar to the inventories and biological current assets of Ps. 3,769.7 million reported at the end of 2009.

Total shareholders’ equity of the Company was Ps. 16,368.4 million, 11.8% more than the shareholders’ equity reported in 2009 of Ps. 14,638.5 million.

Workforce

The company’s workforce totaled 23,473 as of December 31, 2010, a reduction of 2.5% compared with the 24,065 employed at the end of 2009. This reduction is the result of efficiency and productivity gains.

 Results of Operations for the Years ended December 31, 2008 and 2009

General

The global financial crisis affected the Mexican economy as the inflation rate for 2009 increased by 3.57%, while national GDP experienced a sharp contraction of 6.5%, according to information provided by the Central Bank.

In 2009, the exchange rate of the peso against the U.S. dollar appreciated 5.4% when compared to the year-end exchange rate for 2008.

According to the UNA, the production volume of the Mexican chicken industry decreased by 2.5% in 2009 due to lower demand for these products and lower purchasing power, which resulted from the economic crisis in Mexico.

On the other hand, the table egg industry, which is a low-cost protein option in Mexico, increased by 3.3% in terms of domestic production when compared to fiscal year 2008, as a result of a better balance between supply and demand in this market.

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

In 2008 and 2009, we recognized an increase of Ps. 16.4 million and decrease of Ps. 7.2 million, respectively, in revenue as a result of the fair valuing of the Company’s biological assets and agricultural products. See Note 2-g, and Note 6-b in our Audited Consolidated Financial Statements for more detail.

Cost of sales

The costs of our raw materials were stable, but continued to remain high, especially for soybean meal during the first half of the year. The high prices of raw materials, coupled with higher costs associated with the increase in the volume sold of chicken, lead us to a 10.5% increase in the cost of sales during 2009, as our costs of sales amounted to Ps. 19.3 billion compared to the Ps. 17.5 billion reported in 2008.

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

Other expense, net

In 2009, we had other expenses, net of Ps. 65.2 million, as compared to other expenses, net of Ps. 21.0 million in 2008, mainly due to lower income attributable to sales of waste animals, raw materials and by products and lower tax incentives. See Note 17 to our Audited Consolidated Financial Statements for more detail.

Comprehensive financial results

During 2009, we recorded a comprehensive financing cost of Ps. 133.2 million, compared with a cost of Ps. 1.4 billion in 2008, which resulted from a reduction in the valuation of financial instruments. Net interest position and the impact on the valuation of our financial instruments was a loss of Ps. 95.3 million in 2009, much lower than the loss of Ps. 1.5 billion reported in 2008. See Note 10-a to our Audited Consolidated Financial Statements for more detail.

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

Income Tax, Asset Tax and Flat Rate Business Tax, Year 2010

Industrias Bachoco and all of its subsidiaries file separate income tax returns. Bachoco, the Company’s main subsidiary, is subject to the simplified regime. This simplified regime is applicable to agriculture, cattle-raising and fishing, among others.

Income Tax

In 2009, a tax reform was authorized by which, as of 2010, the tax rate was increased from 19.0% to 21.0% in the simplified regime and from 28.0% to 30.0% in the general regime. The Company recognized the result of this change in 2009, in a charge to results of Ps. 188.8 million, which is reflected in deferred taxes under the line item “Adjustment to deferred tax assets and liabilities for enacted changes in tax law and rates.” See Note 16-a of the Consolidated Financial Statements for more information.

Flat Rate Business Tax (IETU)

On October 1, 2007, new laws were published and a number of tax laws were revised relating to the Flat Rate Business Tax (IETU). These laws came into effect on January 1, 2008. The IETU rate was set at 16.5% for 2008, 17.0% for 2009 and 17.5% for 2010 and thereafter, based on cash flows, and limits certain deductions. The IETU is required to be paid only when it is greater than the income tax to be paid in any given year. To determine the IETU base in a given year, gross income tax (before subtracting deductions) is subtracted from the net income tax (after subtracting deductions), with the difference being the IETU base. If a negative IETU base is determined because deductions exceed income tax, there will be no IETU payable. Instead, the amount of the negative IETU payable base multiplied by the IETU rate results in an IETU credit, which may be applied against the income tax due for the same year or, if applicable, against any IETU payable in the next ten years. See Note 16-b of the Consolidated Financial Statements for more information.

Asset Tax (AT)

In 2007, a new law was enacted that resulted in the derogation of the asset tax law beginning on January 1, 2008. In 2007, the asset tax rate was payable at 1.25% and liabilities were no longer deductible from the asset tax base. At December 31, 2010, the Company had Ps. 4.9 million in asset tax credits. See Note 16-c to the Audited Consolidated Financial Statements for more detail.

Base Year	Asset tax restated at December 31, 2010	Year of expiration
2005	1.6	2015
2006	3.3	2016
Million of Ps.	4.9

Reconciliation to U.S. GAAP

The Company’s Audited Consolidated Financial Statements are prepared in accordance with Mexican Financial Reporting Standards (“MexFRS”), which differ in certain respects from U.S. GAAP.

The principal differences between MexFRS and U.S. GAAP, as they relate to us, with an explanation, where appropriate, of the method used to determine the adjustments that affect income and stockholders’ equity, and any additional applicable disclosures as applicable are described in the Note 21 of our Audited Consolidated Financial Statements. Our consolidated net income under U.S. GAAP was a net loss of Ps. 869.4 million in 2008, a net income of Ps. 787.0 million in 2009 and a net income of Ps. 1,975.0 million in 2010, compared to a net loss of Ps. 886.0 million, a net income of Ps. 809.0 million and a net income of Ps. 1,986.3 million, respectively, under Mexican FRS.

Bachoco has applied Statement of Financial Accounting Standards (included in FASB ASC Subtopic 740-10- Income taxes – Overall) (FIN 48.) Accounting for Income Taxes, for all periods presented. The deferred tax adjustment included in the net income (loss) and stockholders’ equity reconciliations includes the effect of deferred taxes on all U.S. GAAP adjustments reflected in the reconciliation from Mexican FRS to U.S. GAAP. Under U.S. GAAP, the Company recognizes a deferred tax liability associated with profits originated during the simplified regime that have not paid income tax previously, but would be subject to taxation upon future distributions under the Mexican tax law. Due to the accounting change in Mexican FRS in 2008, this concept generates a reconciling difference to U.S. GAAP. The deferred tax liability under this concept amounted Ps. 275.0 and Ps. 309.1 million as of December 31, 2009 and 2010, respectively.

For U.S. GAAP purposes, goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB ASC Topic 350, Intangibles – Goodwill and Other. Up to December 31, 2004, we recognized an accumulated effect (increase in equity) of Ps. 58.7 million for the non amortization of goodwill, under U.S. GAAP. The Company performs its annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. In 2008, 2009 and 2010, no triggering events occurred and the annual impairment test did not reflect any impairment concern.

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

Fair value information presented in Note 21 to our Audited Consolidated Financial Statements is based on information available at December 31, 2010 and 2009. Although we are not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been updated since those dates; therefore, the current estimates of fair value at dates after December 31, 2010 and 2009, could differ from these amounts.

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

Accumulated depreciation expense for property, plant and equipment in 2010 amounted to Ps. 8.2 billion. As applied to our 2010 financial results, the depreciation and amortization was Ps. 692.6 million, or 2.8% of our net revenues. For further explanation, see Notes 2-h and 7 to the Audited Consolidated Financial Statements.

Allowance for Productivity Declines

The allowance for decline in productivity of our breeder chickens and swine is estimated based on expected future life under straight line method. See Note 2g in our Audited Consolidated Financial Statements for more detail.

Inventory Valuation

Inventories

At December 31, 2009 and 2010, our inventories are stated at the lower of historical cost determined by the average cost method or market (replacement cost), provided that replacement cost is not less than net realizable value.

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

Valuation Allowance for Deferred Tax Assets

In assessing our ability to realize deferred tax assets, management considers whether it is more likely than not that part or all of the deferred tax assets will not be realized taking into account, that the final of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which such assets become deductible. We also consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The valuation allowance for deferred tax assets as of January 1, 2009 and 2010 amounted to Ps. 28.0 million and Ps. 36.1 million, respectively. See note 16-e to our Audited Consolidated Financial Statements.

B.	Liquidity and Capital Resources

Our working capital (current assets less current liabilities) increased year over year from Ps. 5.2 billion on December 31, 2009 to Ps. 7.4 billion on December 31, 2010. Such increase was mainly due to an increase in the cash and investments and a decrease in derivative financial instruments as current liabilities accounts. The ratio of current assets to current liabilities on December 31, 2010 was 4.4.

Cash and cash equivalents and primary financial instruments were Ps. 4.2 billion on December 31, 2010, representing an increase of Ps. 1.6 billion or 63.8% from the previous year. The increase was primarily due to our positive operating results.

Inventories and biological current assets were Ps. 3.7 billion as of December 31, 2010, representing a slight decrease of Ps. 37.8 million or 1.0% from the previous year, due mainly to a decrease in our inventories in raw materials.

Total debt, including the current portion of long-term debt, equaled Ps. 646.9 million as of December 31, 2010, lower than Ps. 963.8 million reported as of December 31, 2009. This 32.9% of decrease primarily reflects the payment of our short term debt or some of notes payable to banks.

Total Stockholders’ equity increased by 11.8%, to Ps. 16.4 billion on December 31, 2010 from Ps. 14.6 billion on December 31, 2009.

In 2010, capital investments amounted to Ps. 560.6 million, most of which were financed with resources generated from our own operations. These capital investments were used mainly to finance, productivity projects, production growing capabilities and infrastructure improvements to keep facilities in good operating conditions. See Item 4: “Capital Expenditures” for more detail.

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

See our Consolidated Statements of Cash Flow in our Audited Consolidated Financial Statements for more details.

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

We entered into operating leases for certain offices, production sites, computer equipment, and automobiles. These agreements have terms ranging between one and five year periods and some of them contain renewal options. Rental expenses under these leases for 2008, 2009 and 2010 were Ps. 167.9 million, Ps. 177.3 million and Ps. 197.5, respectively. See Note 11 to our Audited Consolidated Financial Statements for more detail.

C.	Research and Development, Patents and Licenses, etc.

None

D.	Trend Information

For a description of trends in our product lines, see Item 5: “General – Trends in Product Prices for Bachoco” above.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements of the type that we are required to disclose under this Item.

F.	Tabular Disclosure of Contractual Obligations

Our major categories of indebtedness included the following:

•	As of December 31, 2010, we had Ps. 139.9 million in current installments of long-term debt.

•
Long-term debt to banks, as of December 31, 2010, was Ps. 507.1 million outstanding (excluding current portion), which is more than the Ps. 372.0 million outstanding on December 31, 2009. The weighted average interest rates on long-term debt for 2009 and 2010 were 6.8% and 6.3%, respectively. See Note 9 of the Audited Consolidated Financial Statements for more detail.

The following table summarizes long-term debt as of December 31, 2010. The table does not include current installments of long-term debt, accounts payable or pension liabilities.

	Payments Due by Period (millions of constant pesos as of December 31, 2010)
Contractual Obligations	Total		2012	2013	2014	2015
Long-term debt	Ps.	507.1	153.0	148.3	129.1	76.6
Operating leases	Ps.	617.3	181.3	159.4	140.5	136.2

The Company has certain leases related to operating assets, including farms and administrative offices.

G.	Safe Harbor

Not applicable.

ITEM 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

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

In order to fully comply with current Mexican Corporate and Securities Market Laws governing the market for Bachoco’s Shares, we ratified and named several new members of our Board of Directors during our annual stockholders’ meeting held on April 27, 2011. The changes to the composition of the Board of Directors are as follows:

Juan Bautista Salvador Robinson Bours Almada, co-founder and Proprietary Shareholder Director retired after 57 years as member of the Board of Directors and was named as Life Honorary Shareholder Director. On the same date, the Board named Mr. Juan Salvador Robinson Bours Martinez as a Proprietary Shareholder Director in the place of Mr. Juan Bautista S. Robinson Bours Almada, Mr. Felizardo Gastelum Felix, was named as Independent Proprietary Director and Cristobal Gustavo Mondragon Fragoso as Related Proprietary Director. Additionally, Mr. Gustavo Luders Becerril was named as the Alternate Director for Messrs. Juan Salvador Robinson Bours Martinez and Ricardo Aguirre Borboa. The rest of the Board members were also re-elected.

As of June 2011, our Board of Directors is composed of the following members:

Name	Position	Years as a Member of the Board of Directors
Francisco Javier R. Bours Castelo	Chairman of the Board and Proprietary Shareholder Director	29
Eduardo Rojas Crespo	Secretary of the Board	3
Jose Gerardo Robinson Bours Castelo	Proprietary Shareholder Director	3
Jesus Enrique Robinson Bours Muñoz	Proprietary Shareholder Director	17
Jesus Rodolfo Robinson Bours Muñoz	Proprietary Shareholder Director	9
Arturo Bours Griffith	Proprietary Shareholder Director	17
Octavio Robinson Bours	Proprietary Shareholder Director	14
Ricardo Aguirre Borboa	Proprietary Shareholder Director	17
Juan Salvador Robinson Bours Martinez	Proprietary Shareholder Director	17
Jose Eduardo Robinson Bours Castelo	Alternate Director	17
Jose Francisco Bours Griffith	Alternate Director	17
Guillermo Pineda Cruz	Alternate Director	17
Gustavo Luders Becerril	Alternate Director	-
Avelino Fernandez Salido	Independent Director	8
Felizardo Gastelum Felix	Independent Director	-
Humberto Schwarzbeck Noriega	Independent Director	8
Cristobal Gustavo Mondragon Fragoso	Related Proprietary Director	-
Enrique Robinson Bours Almada	Honorary Chairman of the board	57
Mario Javier Robinson Bours Almada	Life Honorary Shareholder Director	57
Juan Bautista Salvador Robinson Bours	Life Honorary Shareholder Director	57

The following table identifies the relationships among the Bours family members:

Brothers and Co- Founders	Sons	Nephews	Son in Law
Enrique Robinson Bours Almada	• Jesus Enrique Robinson Bours Muñoz • Jesus Rodolfo Robinson Bours Muñoz	• Arturo Bours Griffith	Gillermo Pineda Cruz
Mario Javier Robinson Bours Almada	• Francisco Javier R. Bours Castelo • Jose Gerardo Robinson Bours Castelo • Jose Eduardo Robinson Bours Castelo	• Jose Francisco Bours Griffith
Juan Bautista Salvador Robinson Bours Almada	Juan Salvador Robinson Bours Martinez	• Octavio Robinson Bours	Ricardo Aguirre Borboa

Our bylaws provide for the creation of an executive committee of the Board of Directors, which may exercise certain of the Board’s powers in full, subject to certain limitations.

Francisco Javier R. Bours Castelo, Chairman of the Board of Directors since 2002. Before his election as Chairman, he was Vice-Chairman for several years. Mr. Bours holds a degree in Civil Engineering from the Instituto Tecnologico y de Estudios Superiores Monterrey (ITESM). He currently serves as Chairman of the Boards of Directors of the following companies: Megacable Holdings, S.A.B. de C.V., Congeladora Horticola, S.A. de C.V., Inmobiliaria of Trento S.A. de C.V., Agriexport S.A. de C.V., Acuicola Boca, S.A. de C.V., Industrias Boca, S.A. de C.V., and Centro de Servicios Empresariales del Noreste, S.A. de C.V.

Eduardo Rojas Crespo, was named Secretary of the Board of Directors in 2008. Mr. Rojas has worked for Bachoco since 2004 as our Chief Legal Officer. Before joining Bachoco, Mr. Rojas worked for 10 years as the Chief Legal Officer of Grupo Fimex. He holds a law degree from the Universidad Nacional Autonoma de Mexico (UNAM) and a post-graduate diploma in Environmental Law and Due Diligence and a master’s degree in Corporate Law, both from the Anahuac University.

Jose Gerardo Robinson Bours Castelo, Proprietary Shareholder Director, has been a member of the board since April 2008. He previously served as Systems Manager. Mr. Bours holds a degree in Computer Engineering from the ITESM. He currently serves as member of the Board of the following companies: Megacable Holdings, S.A.B. de C.V., Congeladora Horticola, S.A. de C.V., Acuicola Boca, S.A. de C.V., Industrias Boca, S.A. de C.V. and Centro de Servicios Empresariales del Noreste, S.A. de C.V.He is also Chairman of Fundacion Mexicana para el Desarrollo Rural del Valle del Yaqui and the ITESM in Obregon.

Jesus Enrique Robinson Bours Muñoz, Proprietary Shareholder Director, has previously worked in Bachoco as Production Director and Divisional Manager. Mr. Robinson Bours holds a degree in Engineering from the University of Arizona. He is also a member of the Board of Directors of San Luis Corporacion S.A. de C.V., and Megacable Holdings, S.A.B. de C.V.

Jesus Rodolfo Robinson Bours Muñoz, Proprietary Shareholder Director, Mr. Robinson Bours previously served in the Company as Production Manager in the Northwest and Bajio divisions, Commercial Manager in Northwest Division and Purchasing Manager at the Bajio Division. Mr. Robinson Bours holds a degree in Agricultural Engineering from the University of Arizona. He has business experience in agriculture and raising livestock with Agricola Monte Cristo S.A. de C.V., Agricola Rio Yaqui S.P.R. de R.L., Agricola Nacapul S.P.R. de R.L. and Ganadera Cocoreña S.P.R. de R.L.

Arturo Bours Griffith, Proprietary Shareholder Director, Mr. Bours Griffith completed professional studies at the University of Arizona. He is also Chairman of the board of Qualyplast, S.A. de C.V., and a member of the board of Megacable Holdings, S.A.B. de C.V., Centro de Servicios Empresariales del Noreste, S.A. de C.V., and Taxis Aereos del Noroeste, S.A. de C.V.

Octavio Robinson Bours, Proprietary Shareholder Director, Mr. Robinson Bours holds a degree in Agricultural Engineering from the ITESM. He has experience in producing swine, and is also a member of the board of Choya, S.A. de C.V., and Granos Santa Fe, S.A. de C.V.

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

Juan Salvador Robinson Bours Martinez, Proprietary Shareholder Director, has served Bachoco as Purchasing Manager. Mr. Robinson Bours holds a degree in Industrial Engineering from the ITESM. His other appointments include Chairman of the board and CEO of Llantas y Accesorios, S.A. de C.V. and member of the Board of Megacable Holdings, S.A.B. de C.V.

Jose Eduardo Robinson Bours Castelo, Alternate Director of Mr. Francisco Javier R. Bours Castelo and Mr. Jose Gerardo Robinson Bours Castelo. Mr. Robinson Bours holds a degree in Industrial Engineering from the ITESM. He was previously Commercial Director of Industrias Bachoco, a Senator of the Mexican Congress and was governor of the state of Sonora.

Jose Francisco Bours Griffith, Alternate Director of Mr. Octavio Robinson Bours and Mr. Arturo Bours Griffith. Mr. Bours holds a degree in Civil Engineering from the Universidad Autonoma de Guadalajara. Mr. Robinson Bours has worked at Bachoco as Engineering Manager. He is currently dedicated to agricultural operations and has run an aquaculture farm for nine years.

Guillermo Pineda Cruz, Alternate Director of Jesus Enrique Robinson Bours and Mr. Arturo Bours Griffith. He is also a member of the Board of Directors of Banamex and was a regional member of the Board of Directors of Grupo Financiero Serfin, Inverlat and InverMexico. Mr. Pineda holds a degree in Civil Engineering from the ITESM and a master’s degree in Business Administration from the Instituto Tecnologico de Sonora. He co-founded Edificadora PiBo, S.A. de C.V. in 1983 and is its President and CEO.

Gustavo Luders Becerril, Alternate Director of Juan Salvador Robinson Bours Martinez and Mr. Ricardo Aguirre Borboa, was named Alternate Director during the annual general meeting held in April 2011. Mr. Luders is a farmer, he has served as Chairman of the Agricultural and Industrial Union Credit of the Yaqui Valley, Chairman of the Company Citricola Yaqui, and as Agent of citrus products in the Sonora state region. Mr. Luders holds an Accounting degree from the ITESM.

Avelino Fernandez Salido, Independent Director, is member of the board since 2003. He is also a member of the board of Banco Nacional de Mexico, BBVA Bancomer, and Banca Serfin. His business experience is in the marketing of grains.

Felizardo Gastelum Felix, Independent Director and Chairman of the Audit Committee and Corporate Practices, was elected during the annual general meeting held on April 2011. Mr. Gastelum has worked for Mancera, S.C. and as a member of Ernst and Young Global since 1969. He assumed several positions in Mancera S.C. until being named as Professional Practice Director. Presently he is member of the Technical Consulting Committee of the CINIF (Mexican Counsel for the development and investigation of Accounting Principles). Mr. Gastelum holds a degree in Arts of Accounting from Guadalajara University and a masters degree in Sciences by the University of Southern Mississippi.

Humberto Schwarzbeck Noriega, Independent Director, is member of the board since 2003. He holds a degree in economics from the ITESM. He is currently CEO of Yeso Industrial de Navojoa S.A. de C.V. and Chairman of the Board of Promotora de Manufacturas S.A. de C.V.

Cristobal Mondragon Fragoso, was named Related Proprietary Director during the annual general ordinary meeting held on April 2011. Mr. Mondragon joined Bachoco in 1982 and was Chief Executive Officer since 2001 to October 2010. Previously, Mr. Mondragon served in Bachoco as Administration Manager, as Manager of Corporate Finance and as Chief Financial Officer. Before joining us, Mr. Mondragon worked as an accountant for three years. Later he joined La Hacienda, S.A. de C.V., where he held the positions of Auditor, Accountant, Head of Processing Systems, Audit Manager, Administration Manager and Comptroller. Mr. Mondragon holds an Accounting degree from the UNAM.

Honorary members

Mr. Enrique Robinson Bours Almada, Chairman of the Board and co-founder of the Company, he retired in April 2002. Mr. Bours led the Company for 50 years. The Board named as Mr. Javier Robinson Bours Castelo, Mr. Enrique Robinson Bours’s nephew, as his successor.

Mr. Mario Javier Robinson Bours Almada, member of the Board of Directors, retired in April 2008, and was named as a Life Honorary Propriety Shareholder Director. On the same date, the Board named Mr. Jose Gerardo Robinson Bours Castelo as a Proprietary Shareholder Director in the place of Mr. Mario Javier Robinson Bours Almada.

Juan Bautista S. Robinson Bours Almada, Mr. Bours was co-founder of Industrias Bachoco, S.A.B. de C.V. and a Proprietary Shareholder Director for 57 years. Mr. Bours got retired in April 2011 and named as a Life Honorary Propriety Shareholders Director. On the same date the Board named Mr. Juan Salvador Robinson Bours Martinez as a Propriety Shareholders Director in the place of Mr. Juan Bautista S. Robinson Bours Almada.

Executive Officers

In November 2011, we announced the retirement of Cristobal Mondragon as our Chief Executive Officer and named Rodolfo Ramos Arvizu as his replacement.

Our executive officers as of June 2011 are set forth in the table below:

Name	Position	Year of Birth
Rodolfo Ramos Arvizu	Chief Executive Officer	1957
Daniel Salazar Ferrer	Chief Financial Officer	1964
David Gastelum Cazares	Director of Sales	1951
Jose Luis Lopez Lepe	Director of Personnel	1947
Ernesto Salmon Castelo	Director of Operations	1962
Andres Morales Astiazaran	Director of Marketing and Value-added Products	1968
Marco Antonio Esparza Serrano	Comptroller Director	1955
Alejandro Elias Calles Gutierrez	Director of Purchasing	1956

Rodolfo Ramos Arvizu, Mr. Ramos joined us in 1980 and, he was named as Chief Executive Officer in November 2010. Previously, Mr. Ramos served Bachoco as its Technical Director since 1992 and also held positions in the Egg Quality Control Training Program and in Poultry Management as well as serving as Supervisor of the Commercial Egg Production Training Program, Manager of Raw Material Purchasing and as a Director of Production. Ramos holds a degree in Agricultural Engineering from the ITESM.

Daniel Salazar Ferrer, Chief Financial Officer, joined us in 2000 and assumed his current position in January 2003. Previously, Mr. Salazar worked for four years as Chief Financial Officer at Grupo Covarrubias and as Comptroller at Negromex, a company of Grupo Desc. Mr. Salazar holds an Accounting degree from Universidad Tecnologica de Mexico and a master’s degree in Business Administration from the ITESM, and Diploma from the IPADE (D1).

David Gastelum Cazares, Director of Sales, joining us in 1979 and assumed his current position in 1992. Previously, Mr. Gastelum served as a pullet salesman in the states of Sonora and Sinaloa, National Sales Manager of Live Animals and Eggs, Manager of the Northwest Division, Manager of the Mexico City Division and National Sales Manager. Before joining us, Mr. Gastelum worked at La Hacienda, S.A. de C.V. as Technical Advisor and as Area Officer for the Southeast Division. Mr. Gastelum holds a degree in Veterinary Medicine from the school of Veterinary Medicine of the UNAM.

Jose Luis Lopez Lepe, Director of Personnel since 1993. Before joining us Mr. Lopez worked as a teacher in several institutions as well as with Grupo Condumex, where he was Director of Personnel. Mr. Lopez holds a degree in Physics and Chemistry from the Escuela Normal Superior and a degree in Business Administration from Instituto Tecnologico Autonomo de Mexico.

Ernesto Salmon Castelo, Director of Operations, joined us in 1991 and assumed his current position in 2000. Previously, Mr. Salmon worked for Gamesa, S.A. de C.V. and for us as Sales Manager in Sonora, Northwestern Distribution Manager, Manager of the Processing Plant in Celaya, Southeastern Division Manager and Bajio Division Manager. Mr. Salmon holds a degree in Chemical Engineering from Instituto Tecnologico de Sonora and a master’s degree in Business Administration from the ITESM.

Andres Morales Astiazaran, Director of Marketing and Value-added Products since July 2006. Before joining us, Mr. Morales worked for 4 years as Sales and Marketing Vice President in Smithfield Foods, a U.S. Company with offices in Sonora, Mexico. Previously Mr. Morales worked for Bachoco as Marketing Manager, Manager of the Northeast division and then as National Manager of Bachoco. Mr. Morales holds an accounting degree from the ITESM and attended marketing courses at Northwestern University, the University of Chicago, the ITESM and the IPADE (D1).

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

Alejandro Elias Calles Gutierrez, was named purchasing Director in November 2010. Mr. Calles joined Bachoco in January 2010 as Manager of Purchasing. Previously Mr. Calles worked as the CEO of “Agroinsumos Cajeme,” Chaiman of the Board of the “Distrito de Riego” in the Yaqui River, Secretary of the SAGARPA in the state of Sonora, and Leader of the Secretaries of SAGARPA in Mexico and Manager of the leasing department of Inverlat. Mr. Calles holds a degree in Agronomy from the ITESM.

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

(g)	Call Shareholders Meetings and cause the items it deems pertinent to be inserted into the agendas of such Shareholders’ Meetings; and

(h)
Assist the Board of Directors in selecting candidates for audit and reviewing the scope and terms of the auditor’s engagement, as well as evaluate the performance of the entity that provides the external auditing services and analyze the report, opinions, statements and other information prepared and signed by the external auditor.

Mr. Francisco Javier R. Bours Castelo was Chairman of the Audit Committee and of Corporate Practices until April 2007, when Mr. Avellino Fernandez assumed that position. In April 2011 we had subsequent changes, with Mr. Fernandez leaving the Audit Committee and Corporate Practices and, currently serving only as a member of the Board. Mr. Felizardo Gastelum Felix is an independent director and was named as President of the Audit Committee and Corporate Practices of the Company, and will provide his expertise as a financial expert.

The Audit and Corporate Practices Committee is now comprised of the following members: Felizardo Gastelum Felix (President), Humberto Schwarzbeck Noriega, Ricardo Aguirre Borboa. Mr. Ricardo Aguirre Borboa represents the controlling shareholders and has no voting rights in the audit committee.

B.	Compensation

For the year ended December 31, 2010, we paid approximately Ps. 44.5 million in aggregate compensation to our directors and executive officers, for services they rendered in their respective capacities.

C.	Board Practices

We do not have any special agreements or contracts with any member of our board. All of our board members are subject to the specific expiration dates of their current terms of office.

D.	Employees

As of December 31, 2008, 2009 and 2010 we had 23,248, 24,065 and 23,473 employees, respectively.

In 2010, approximately 52.3% of our employees were members of labor unions. As of March 2011 and the date of this annual report, labor relations with our employees are governed by 53 separate collective labor agreements, each relating to a different group of employees and negotiated on behalf of each such group by a different labor union.

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

Currently, the Company’s Common Stock consisted of 600,000,000 Series B Shares with full voting rights.

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

Apart from the ownership set forth above, at the end of April 2011, Fidelity Management & Research Co. owned 3.7% of our Common Stock, equal to a total of 1,851,936 ADS’s.

Repurchase of Shares

In November 1998, in accordance with rules established by the CNBV, we established a reserve in the amount of Ps. 180.0 million in nominal pesos, for the repurchase of Shares.

At the end of 2010, the Company repurchased 200,000 Shares. We estimate that such shares will be sold during 2011.

During our stockholders’ meeting of April 27, 2011, the share repurchase program for 2011 was capped at a maximum amount of Ps. 335.6 million (equivalent to approximately 12 million shares).

The following table sets forth the estimated percentages of the Shares held in Mexico and other Countries as of April 30, 2011.

Year	Percentage

Mexico	87.80%
Other Countries	12.20.	%

As of April 30, 2011, from the 100.0% of the total Shares of the Company, we accounted for approximately 42 shareholders in the NYSE and 247 in the BMV.

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

We regularly purchase vehicles and related equipment from distributors owned by various members of the Robinson Bours family. The total amount spent on such purchases was Ps. 157 million, Ps. 139 million and Ps. 136.1 for the years ended December 31, 2008, 2009 and 2010, respectively. The distribution of vehicles and related equipment is a highly competitive aspect of business in the areas in which we operate. We are not dependent on affiliated distributors and are able to ensure that the pricing and service we obtain from affiliated distributors are competitive with those available from other suppliers.

The Robinson Bours Stockholders own Taxis Aereos del Noroeste, S.A. de C.V., an air transport company that provides transportation for members of the Board of Directors to and from meetings at our headquarters in Celaya. We paid Ps. 2 million, Ps. 10 million and Ps. 9 million for the years ended December 31, 2008, 2009 and 2010, respectively, for such transportation.

We purchased feed and packaging materials from enterprises owned by Robinson Bours Stockholders, the family of Enrique Robinson Bours and the family of Juan Bautista Robinson Bours. The cost of such purchases was Ps. 428 million, Ps. 415 million and Ps. 340 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Our accounts payable to related parties totaled Ps. 68 million and Ps. 61 million as of December 31, 2009 and 2010, respectively. These transactions took place among companies owned by the same set of stockholders. See Note 5 to the Audited Consolidated Financial Statements.

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

On August 28, 2008, we announced that the Company’s Board of Directors, as per the Audit Committee’s recommendation, approved the selection of KPMG Cardenas Dosal, S.C. as the Company’s independent auditor, effective as of August 27, 2008.

The Audited Consolidated Financial Statements have been prepared in accordance with Mexican FRS, which differ in certain respects from U.S. GAAP. Note 21 to the Audited Consolidated Financial Statements provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of Consolidated stockholders’ equity, consolidated net income, a consolidated statement of stockholders’ equity and a consolidated cash flow statements under U.S. GAAP as of December 31, 2009 and 2010, and for the years ended December 31, 2008, 2009 and 2010.

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

In 2008, 2009 and 2010, we declared and paid cash dividends at nominal values of Ps. 353.8, Ps. 250.0 and Ps. 250.1 million, respectively.  At the Company's annual shareholder's meeting held on April 27, 2011, the Board of Directors approved a cash dividend payment of Ps. 0.50 per share or Ps. 6.00 per ADS to be paid during 2011.

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

There have not been any significant changes since the date of our Audited Consolidated Financial Statements for the year ended December 31, 2010.

ITEM 9.	The Offer and Listing

A.	Offer and Listing Details

On September 19, 1997, Bachoco commenced trading on the Mexican Stock Exchange, and on the New York Stock Exchange through ADSs (each comprised of six Units).  The Bank of New York is our Depositary Bank.

As of April 30, 2011, there were 6,101,079 ADSs outstanding, representing 12.2% of the total Shares outstanding, which were held by approximately 42 holders.

The following tables set forth for each year from 2006 to 2010, for each quarter from 2009 and 2010 and for each complete month from December 2010 to May 2011, the high, low and close prices of the Shares on the Mexican Stock as reported by the Mexican Stock Exchange and the high, low and close price of the ADSs on the NYSE as reported by the New York Stock Exchange.

Mexican Stock Exchange (Nominal pesos per Share)				The New York Stock Exchange (U.S.$ per ADS)
Year	High	Low	Close	High	Low	Close
2006	23.70	15.70	23.66	29.00	16.33	29.00
2007	30.96	20.00	28.60	35.11	24.10	31.81
2008	30.15	14.21	15.99	33.34	12.75	14.50
2009	26.00	11.85	25.00	23.16	9.03	23.00
2010	26.99	18.40	25.55	26.10	17.01	24.19

Mexican Stock Exchange (Nominal pesos per Share)				The New York Stock Exchange (U.S.$ per ADS)
Period	High	Low	Close	High	Low	Close
First Quarter 2009	18.00	11.85	13.80	15.30	9.03	11.35
Second Quarter 2009	25.00	13.00	23.84	22.57	11.60	21.30
Third Quarter 2009	24.92	21.99	22.90	22.40	20.00	21.00
Fourth Quarter 2009	26.00	21.00	25.00	23.16	18.90	23.00
First Quarter 2010	25.45	21.00	22.79	23.99	19.70	22.15
Second Quarter 2010	24.50	18.50	18.50	22.74	17.01	17.01
Third Quarter 2010	21.50	18.40	20.53	19.67	17.16	18.95
Fourth Quarter 2010	26.99	20.50	25.55	26.10	19.07	24.19

Mexican Stock Exchange (Nominal pesos per Share)				The New York Stock Exchange (U.S.$ per ADS)
Period	High	Low	Close	High	Low	Close
December 2010	26.70	24.50	25.55	26.10	23.61	24.19
January 20011	26.25	25.01	25.58	26.20	24.20	25.15
February 2011	27.70	25.00	26.48	27.44	24.82	26.13
March 2011	27.84	26.69	27.53	28.00	26.45	27.97
April 2011	27.86	27.30	27.30	28.75	27.98	28.51
May 2011	27.25	25.00	27.25	28.26	25.84	25.84

B.	Plan of Distribution

Not applicable.

C.	Markets

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange (the “Exchange”), founded in 1894 and located in Mexico City, is the only stock exchange in Mexico.  Since 2008, the Mexican Stock Exchange has been a public company. The brokerage houses are currently the only entities authorized to trade on the floor of the Mexican Stock Exchange.

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

Settlement is effected two business days after a share transaction on the Mexican Stock Exchange.  Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV.  Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval Institucion para el Deposito de Valores, S.A. de C.V., (Central Securities Depository for the Mexican Securities Market, or “Indeval”), a privately owned central securities depositary that acts as a clearing house, depositary, custodian and registrar for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

Market Regulation

The predecessor of the CNBV was established in 1946 to regulate stock market activity.  The Ley del Mercado de Valores (“Securities Market Law”) of 1975, as amended, regulates the securities markets and brokerage houses and sets standards for the registration of brokers in the Intermediaries section of the Registro Nacional de Valores e Intermediarios (National Registry of Securities and Intermediaries, or “RNVI”), such registration being a prerequisite to becoming a member of the Mexican Stock Exchange.  Prior to registration in the RNVI, a brokerage house must be authorized by the Ministry of Finance upon the recommendation of the CNBV.  Legislative provisions under NAFTA allow foreign securities firms in a NAFTA country to establish and control brokerage firms in Mexico.  There are several foreign brokerage houses authorized to operate in Mexico.  In addition, a number of other foreign brokerage firms have submitted preliminary applications to be authorized to operate on the Mexican Stock Exchange.  The Securities Market Law also empowers the CNBV to regulate the public offering and trading of securities.  The governing committee of the CNBV is composed of representatives of the Ministry of Finance, the Central Bank, the Comision Nacional de Seguros y Fianzas (“National Insurance and Bonding Commission”), the Comision Nacional del Sistema de Ahorro para el Retiro (“National Retirement Savings Fund Commission”) and the CNBV.

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

The CNBV and the Mexican Stock Exchange must also be notified in the event of any of the following contingencies:

•
on the following day of operation, if any stockholder of a company listed on the Mexican Stock Exchange effects one or more transactions resulting in the ownership of more than 10.0% and less of 30.0% of capital stock;

•	on the following day of operation, if any Related Person increases his ownership of the stock of a company; and

•
at least 15 days before the operation becomes effective, if any stockholder of a company listed on the Mexican Stock Exchange undertakes in a Public Offering of one or more transactions resulting in the ownership of more than 30.0% but less than 50.0% of capital stock.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Information regarding the memorandum and articles of association was included in the Initial Registration Form F-1, submitted in September 1997.  In April 2002, we made changes to our bylaws, which were reported in our annual report for year 2002.  In December 2003, January 2007 and in 2011 we made further changes, the most important of which are summarized below.  An English translation of our bylaws was submitted with our annual report for year 2006 and is incorporated by reference herein and is also available on our web page www.bachoco.com.mx.  The discussion set forth below contains information concerning our capital stock and a brief summary of the material provisions of the bylaws and applicable Mexican law.  This summary does not purport to be complete and is qualified in its entirety by reference to the bylaws and the applicable provisions of Mexican law.

General

The Company was incorporated on April 17, 1980 as a variable capital corporation (sociedad anonima de capital variable) under the laws of Mexico.  To fully comply with Mexican laws, the Company modified its name to Industrias Bachoco, S.A.B. de C.V. (sociedad anonima bursatil de capital variable) in April 2007.

In 1995, our stockholders authorized the issuance of up to 15,525,000 additional Series B Shares and 15,525,000 additional Series L Shares, all constituting fixed capital, to be issued in connection with the global offering of Shares that took place on September 19, 1997 (the “Global Offering”).

On April 21, 1997, we restructured our capital by (i) declaring a four-to-one stock split of the 106,678,125 Series B Shares and 35,559,375 Series L Shares outstanding, (ii) converting 7,762,500 Series L Shares (on a post-split basis) into Series B Shares and (iii) combining all of the 434,475,000 Series B Shares and 134,475,000 Series L Shares outstanding (in each case, on a post-split basis) into 134,475,000 Units and 150,000,000 B Units.  Holders of Units were entitled to exercise all the rights of holders of the Series B Shares and Series L Shares underlying their Units.  Each B Unit consisted of two Series B Shares.  B Units entitle the holders thereof to exercise all the rights of holders of the Series B Shares underlying such B Units.  Immediately prior to the Global Offering, our outstanding capital stock consisted of 434,475,000 Series B Shares and 134,475,000 Series L Shares, all of which were duly authorized, validly issued and are fully paid and non-assessable.

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

On April 27, 2011 during the extraordinary Stockholders meeting the Article Two - XII of our bylaws were modified as follows:

Prior language	Current language

Produce, transform, adapt, import, export, purchase and sell, under any title, machinery, parts, materials, raw materials, industrial products, goods and merchandise of any kind
“Produce, transform, adapt or manufacturing of processed food in package and/or canned and/or in flask, as well as import, export, purchase and sell, under any title, machinery, parts, materials, raw materials, industrial products, goods and merchandise of any kind”

Registration and Transfer

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

Our bylaws provide that the Board of Directors shall consist of at least five members and no more than twenty one.  Our board was reformed during our ordinary shareholders meeting held on April 23, 2007, and now consists of eight Proprietary Shareholder Directors and two independent Directors.  The stockholders also appointed four alternate Shareholder Directors to the Board of Directors.

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

Our bylaws require the approval of holders of at least 95.0% of the outstanding Shares and the approval of the CNBV for the amendment of the controlling stockholders’ obligation under the bylaws to repurchase Shares and certain other provisions in the event of delisting.  See “—Other Provisions—Repurchase in the Event of Delisting.” For more detail, see our bylaws on our webpage at www.bachoco.com.mx. Holders of ADSs are entitled to instruct the Depositary as to the exercise of the voting rights.

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

At least 15 days prior to the meeting, notice of the meeting must be published in the Diario Oficial de la Federacion (“Official Gazette”) or in a newspaper of general circulation in Mexico City.  Stockholders’ meetings may be held without such publication provided that 100.0% of the outstanding Shares with voting rights on the matters to be addressed by such meeting are represented.

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

Besides satisfying all of the requirements mentioned above, failure to meet these standards for any reason will not constitute grounds for judicial action challenging any act, contract, or agreement undertaken by the board, an intermediate committee or other delegated authority.  Furthermore, such standards will not be mandatory for the validity or existence of such acts.

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

Dividends and Distributions

At the annual ordinary general stockholders’ meeting, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the board, to the holders of Shares for their consideration.  The holders of Shares, once they have approved the financial statements, determine the allocation of our net profits, if any, for the preceding year.  As of December 31, 2010, our legal reserve fund was equal to at least 20.0% of our paid-in capital stock.  Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the stockholders determine, including a reserve for the repurchase of our Shares. The remaining balance of net profits, if any, is available for distribution as dividends.  No dividends may be paid, however, unless losses for prior fiscal years have been paid or absorbed.

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

Preemptive Rights

Except in certain limited circumstances, in the event of a capital increase through the issuance of new Shares for payment in cash or in kind, a holder of existing Shares of a given Series at the time of the capital increase has a preferential right to subscribe for a sufficient number of new Shares of the same Series to maintain the holder’s existing proportionate holdings of Shares of that Series or, in the event of a capital increase through the issuance of limited-voting or non-voting stock only, to subscribe for a sufficient number of the Shares to be issued to maintain the holder’s existing proportionate holdings of our capital stock.  Preemptive rights must be exercised within 15 days following the publication of notice of the capital increase in the Diario Oficial de la Federacion (Official Gazette) or following the date of the stockholders’ meeting at which the capital increase was approved if all stockholders were represented at such meeting; otherwise, such rights will lapse.  Under Mexican law, preemptive rights cannot be waived in advance by a stockholder, except under limited circumstances, and cannot be represented by an instrument that is negotiable separately from the corresponding share.  The Robinson Bours Stockholders, including the Selling Stockholders, have waived all preemptive rights with respect to the Shares and the ADSs being offered in the Global Offering.  Holders of ADSs that are U.S. citizens or are located in the United States may be restricted in their ability to participate in the exercise of preemptive rights.

Foreign Investment Legislation

Ownership by foreigners of Shares of Mexican companies is regulated by the Ley de Inversion Extranjera (“Foreign Investment Law”) and by the Reglamento de la Ley para Promover la Inversion Mexicana y Regular la Inversion Extranjera (“Foreign Investment Regulations”).  The Ministry of Commerce and Industrial Development and the Foreign Investment Commission are responsible for the administration of the Foreign Investment Law.

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

Forfeiture of Shares.  As required by Mexican law, our bylaws provide that our current and future foreign stockholders are formally bound to the Mexican Secretaria de Relaciones Exteriores (“Ministry of Foreign Relations”) to consider themselves as Mexican nationals with respect to our Shares that they may acquire or of which they may be owners, and with respect to the property, rights, concessions, participations or interests that we may own or rights and obligations that are based on contracts to which we are party with the Mexican authorities, and not to invoke the protection of their government under penalty, should they do so, of forfeiting to the Mexican State the corporate participation that they may have acquired.  In the opinion of Galicia & Robles, S.C., our special Mexican counsel, under this provision a non-Mexican stockholder (including a non-Mexican holder of ADSs) is deemed to have agreed not to invoke the protection of his own government by requesting such government to interpose a diplomatic claim against the Mexican government with respect to the stockholder’s rights as a stockholder, but is not deemed to have waived any other rights it may have with respect to its investment in us, including any rights under U.S. securities laws.  If the stockholder should invoke such governmental protection in violation of this agreement, its Shares could be forfeited to the Mexican State.  Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of capital stock by foreign investors.

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

•
Require the relevant directors and other employees of the Company or of the entities it controls to provide reports relative to the preparation of the financial information or any other kind of reports or information it deems appropriate to perform its duties;

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

The following discussion is a general summary of the principal U.S. federal income tax consequences and the principal Mexican federal tax consequences of the acquisition, ownership and disposition of Shares or ADSs.  This summary does not purport to address all material tax consequences that may be relevant to holders of Shares or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities, investors liable for the U.S. alternative minimum tax, investors that own or are treated as owning 10.0% or more of our voting stock, investors that hold Shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated transaction and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules.  In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement, and in any related agreement, will be performed in accordance with its terms.

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

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.  See “—Passive Foreign Investment Company Rules” below. This discussion is based on the federal income tax laws and regulations of the United States and Mexico, judicial decisions, published rulings and administrative pronouncements, all as in effect on the date hereof, and all of which are subject to change (and some changes may have retroactive effect) and different interpretations.  Further, this discussion does not address U.S. federal estate and gift tax or the alternative minimum tax consequences of holding Shares or ADSs or the indirect consequences to holders or equity interests in partnerships (or any other entity treated as a partnership for U.S. federal income tax purposes) that own Shares or ADSs.  In addition, this discussion does not address the non-U.S., non-Mexican, state or local tax consequences of holding Shares or ADSs.  Prospective purchasers of Shares or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of Shares or ADSs, including, in particular, the effect of any non-U.S., non-Mexican, state or local tax laws.

A Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, and a Protocol thereto, between the United States and Mexico (the “Tax Treaty”), took effect on January 1, 1994.  The Tax Treaty was amended by a second Protocol signed September 8, 1994.  The second Protocol entered into force on October 2, 2005.  The Tax Treaty was amended by a third Protocol signed November 26, 2002, the provisions of which took effect in part on September 1, 2003, and in part on January 1, 2004.  The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

In general, for U.S. federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the beneficial owners of the Shares represented by those ADSs. However, see the discussion below under “Taxation of Dividends” regarding certain statements made by the U.S. Treasury concerning depository arrangements.

U.S. Federal Income Taxation

U.S. Holders

The following discussion is a summary of the material U.S. federal income tax consequences to holders of our Shares and of ADSs that are U.S. Holders and that hold those Shares or ADSs as capital assets (generally, for investment purposes).

Taxation of Dividends

Cash distributions paid with respect to the Shares or ADSs to the extent paid out of our earnings and profits (as determined under U.S. federal income tax principles) will be included in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the U.S. Holder, in the case of Shares, or the Depositary, in the case of ADSs. We do not currently maintain calculations of our earnings and profits under U.S. federal income tax principles.  Because these calculations are not made, distributions should be presumed to be taxable dividends for U.S. federal income tax purposes.

A U.S. Holder will be entitled, subject to a number of complex limitations and conditions (including a minimum holding period requirement), to claim a U.S. foreign tax credit in respect of any Mexican income taxes withheld on dividends received on Shares or ADSs.  U.S. Holders who do not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such Mexican income taxes provided the U.S. Holder elects to deduct (rather than credit) all foreign income taxes for that year.  Dividends received with respect to Shares or ADSs will be treated as foreign source income, subject to various classifications and other limitations.  For purposes of the U.S. foreign tax credit limitation dividends paid with respect to Shares or ADSs generally will constitute “passive category income” for most U.S. holders.  The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of such ADSs.  Accordingly, the analysis of the creditability of Mexican income taxes described above could be affected by future actions that may be taken by the U.S. Treasury Department.  The rules relating to computing foreign tax credits or deducting foreign taxes are extremely complex, and U.S. Holders are urged to consult their own independent tax advisors regarding the availability of foreign tax credits with respect to any Mexican income taxes withheld.

Dividends paid in pesos will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. Holder, in the case of Shares, or by the Depositary, in the case of ADSs (regardless of whether such pesos are in fact converted into U.S. dollars on such date).  If such dividends are converted into U.S. dollars on the date of receipt by the U.S. Holder or the Depositary, as the case may be, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends.  U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received which are converted into U.S. dollars on a date subsequent to receipt.

Cash dividends to corporate U.S. Holders will not be eligible for the dividends-received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended (the “Code”). Subject to certain exceptions for short-term and hedged positions, and provided that we are not a passive foreign investment company (as discussed below), dividends received by certain U.S. Holders (including individuals) prior to January 1, 2013 with respect to the Shares or ADSs will be subject to U.S. federal income taxation at a maximum rate of 15.0% if such dividends represent “qualified dividend income.”  Dividends paid on the ADSs will be treated as qualified dividend income if (i) we are eligible for the benefits of the United States-Mexico income tax treaty or the ADSs are readily tradable on an established securities market in the United States, (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC and (iii) certain holding period requirements are met. We expect to be eligible for the benefits of the United States-Mexico income tax treaty.  In addition, under current guidance recently issued by the Internal Revenue Service (“IRS”), the ADSs should qualify as readily tradable on an established securities market in the United States so long as they are listed on the New York Stock Exchange, but no assurances can be given that the ADSs will be or remain readily tradable under future guidance.

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

Taxation of Capital Gains

Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Shares or ADSs generally will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. Holder’s adjusted tax basis in the Shares or ADSs and the amount realized on the disposition.  A U.S. Holder generally will have an adjusted tax basis in its Shares or ADSs equal to its U.S. dollar cost for such shares or ADSs.  Gain or loss recognized by a U.S. Holder on the sale or other disposition of Shares or ADSs will generally be long-term gain or loss if, at the time of disposition, the U.S. Holder has held the Shares or ADSs for more than one year.

Certain U.S. Holders, including individuals, are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains.  The deduction of a capital loss is subject to limitations under the Code.

Gain realized by a U.S. Holder on a sale or other disposition of Shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes.  Consequently, if any Mexican withholding tax is imposed on the sale or disposition of the Shares, a U.S. Holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes.  Alternatively, a U.S. Holder may deduct the Mexican tax withheld from its gross income, provided such U.S. Holder does not claim a foreign tax credit for any foreign income taxes paid or accrued during the taxable year. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the Shares or ADSs.

Deposits and withdrawals of Shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying look-through rules, either (1) at least 75.0% of its gross income is passive income, or (2) on average at least 50.0% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.  Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions.  The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are suffering from different interpretations.  In addition, the PFIC determination is made annually and generally is based on the value of a non-U.S. corporation’s assets (including goodwill) and composition of its income.  In determining whether we are a PFIC, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least a 25.0% interest by value is taken into account.

Based on current estimates of our income and assets, we do not believe that we were classified for our most recently-ended taxable year, or will be classified for our current taxable year, as a PFIC for U.S. federal income tax purposes, and we intend to continue our operations in such a manner that we will not become a PFIC in the future, although no assurances can be made regarding determination of our PFIC status in the current or any future taxable year.  If we are treated as a PFIC for any taxable year, a U.S. Holder would be subject to special rules (and may be subject to increased tax liability and form filing requirements) with respect to (a) any gain realized on the sale or other disposition of Shares or ADSs, and (b) any “excess distribution” made by us to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on the Shares or ADSs exceed 125.0% of the average annual distributions the U.S. Holder received on the ADSs during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the Shares or ADSs).  Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day on which we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which the Issuer was a PFIC would be subject to U.S. federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of U.S. federal income tax would be imposed in respect of the tax attributable to each prior year in which we were treated as a PFIC.

In addition, a U.S. Holder generally must file IRS Form 8621 periodically to disclose ownership of an equity interest in a PFIC during any taxable year. U.S. Holders should also be aware that recently enacted legislation may broaden the current IRS Form 8621 filing requirements or impose an additional annual filing requirement for U.S. persons owning shares of a PFIC.  The legislation does not describe what information would be required to be included in either situation, but grants the Secretary of the U.S. Treasury Department power to make this determination.  Moreover, dividends that a U.S. Holder receives from us will not be eligible for the reduced U.S. federal income tax rates described above for qualified dividend income if we are a PFIC either in the taxable year of the distribution or the preceding taxable year (and instead will be taxable at rates applicable to ordinary income).

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

Subject to the discussion below under “U.S. Backup Withholding and Information Reporting,” a Non-U.S. Holder of Shares or ADSs will not be subject to U.S. federal income or withholding tax on a dividend paid by us or gain realized on the sale of Shares or ADSs, unless (i) such dividend or gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment or fixed base of such Non-U.S. Holder) or (ii) in the case of gain realized by an individual Non-U.S. Holder, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

U.S. Backup Withholding and Information Reporting

In general, dividends on Shares or ADSs, and payments of the proceeds of a sale or other taxable disposition of Shares or ADSs, paid within the United States, by the U.S. payor or through certain U.S.-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding at a current rate of 28.0%, unless the U.S. Holder (i) establishes that it is an exempt recipient or (ii) with respect to backup withholding, provides an accurate taxpayer identification number and certifies that it is a U.S. person and that no loss of exemption from backup withholding has occurred.  Payments made within the United States, by a U.S. payor or through certain U.S.-related financial intermediaries to a Non-U.S. Holder will not be subject to backup withholding tax and information reporting requirements if an appropriate certification is provided by the Non-U.S. Holder to the payor or intermediary and the payor or intermediary does not have actual knowledge or a reason to know that the certificate is incorrect.

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

In addition, U.S. Holders should be aware that recently enacted legislation imposes new reporting requirements with respect to the holding of foreign financial assets, including stock of foreign issuers, if the aggregate value of all of such assets exceeds $50,000, subject to certain exceptions.  U.S. Holders should consult their own tax advisors regarding the application of the information reporting rules to our common shares and the application of the recently enacted legislation to their particular situation.

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

Other Mexican Taxes

There are no Mexican inheritance, succession or similar taxes applicable to the ownership, transfer or disposition of ADSs or Shares by holders that are not Mexican Residents; provided, however, that gratuitous transfers of Shares may in certain circumstances cause a Mexican federal tax to be imposed on the recipient.  There is no Mexican stamp, issue, registration or similar taxes or duties payable by holders of ADSs or Shares.  Brokerage fees on securities transactions carried out through the Mexican Stock Exchange are subject to a 15.0% for 2008 and 2009 and 16.0% for 2010, valued added tax.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

The documents concerning us which are referred to in this document are available at the our company headquarters, located at Ave. Tecnologico No.401, Ciudad Industrial, Celaya, Guanajuato, 38010, Mexico, for any inspection required.  Part of this information is available on our web page, at www.bachoco.com.mx.

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

In 2010, we had a foreign exchange gain of Ps. 11.1 million because of the stronger and more stable peso due to the growth of the Mexican economy in 2010.  The net interest income and the valuation effects of our financial instrument totaled Ps. 111.0 million as of December 31, 2010.

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

Since 2008, we have followed different strategies with respect to derivatives which involved call and put options in U.S. dollars. In 2009 and 2010, we did not have bank debt denominated in U.S. dollars. For details, please see Note 10 to our Audited Consolidated Financial Statements.

No assurance can be given as to the future valuation of the Mexican peso and how further movements in the peso could affect our future earnings.  In order to mitigate our foreign exchange risk, we have established a Risk Committee which meets at least once a month and approves the guidelines and policies for entering into these operations.  We also work with independent consultants who make evaluations of our positions and provide us with consulting services.  Said companies do not sell any financial instruments to us.

Based on our derivatives position in March 2011, we estimate that a hypothetical 2.5% devaluation of the Mexican peso against the U.S. dollar would result in gains of Ps. 0.8 million, while a 5.0% appreciation would result in a gain Ps. 23.8 million.

Interest Rates

Our earnings may also be affected by changes in interest rates due to the impact those changes have on our variable rate debt instruments.  As of March 2011, we had borrowings of approximately Ps. 609.9 million pursuant to variable rate debt instruments, representing approximately 2.9% of our total assets.

Based on our position on December 31, 2010, we estimate that a hypothetical interest rate variation of 0.5% on our Mexican peso denominated debt would result in increased interest expenses of approximately Ps. 3.2 million per annum.  Any such increase would likely be partially offset by an increase in interest income due to our cash and cash equivalent position.

Feed Ingredients

The largest single component of our cost of sales is the cost of ingredients used to prepare feed, including principally, sorghum, soy meal, and corn.  The price of these ingredients is subject to significant volatility resulting, among other factors, from weather, the size of harvests, transportation and storage costs, governmental agricultural policies and currency exchange rates.  In order to reduce the potential adverse effect of grain price fluctuations, we vary the composition of our feed to take advantage of current market prices for the various types of ingredients used.

The percentage of grain purchased from domestic markets was 36.4%, 48.0% and 54.0% in 2008, 2009 and 2010 respectively.  In 2010, grain prices were stable with an upward trend by year-end.

Based on results for 2010, we estimate that a hypothetical variation of 10.0% in the cost of our feed ingredients would have an impact of 6.4% on total cost of sales.

ITEM 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depository Receipts

Fees and charges that a holder of our ADSs may have to pay, either directly or indirectly

Our Depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities in any manner permitted by the deposit agreement or whose ADSs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, the case may be. The Depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

The following additional charges shall be incurred by the ADS holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to ADS registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders
$.02 (or less) per ADSs per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

We will pay all other charges and expenses of the Depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the Depositary.  The fees described above may be amended from time to time.

Fees and other direct and indirect payments made by the Depositary and us

The Depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance expenses of the ADS program. The Depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The Depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the Depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

Pursuant to our letter agreement with our Depositary, as of June 18, 2010 we recorded an account receivable in 2010 amounting to US$100,000 for expenses we incurred related to the maintenance of our ADS program, including investor relations expenses and exchange application and listing fees.  We anticipate this amount to be paid by our Depositary during the first half of 2011.

Furthermore, in 2010, we paid to our Depositary the amount of US$4,153 dollars relating to their distribution of material in connection with our annual general shareholder’s meeting held on April 28, 2010.

PART II

ITEM 13.	Default, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act is recorded, processed, summarized and reported as and when required.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.  Based on this assessment, management concluded that, as of December 31, 2010, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2010, has been audited by KPMG Cardenas Dosal S.C., an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Controls

There has been no change in our internal control over financial reporting in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

 The Board of Directors and Stockholders

Industrias Bachoco, S. A. B. de C. V.:

We have audited Industrias Bachoco, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Industrias Bachoco, S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Industrias Bachoco, S.A.B. de C.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on   criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with auditing standards generally accepted in Mexico, the consolidated balance sheets of Industrias Bachoco, S.A.B. de C.V. and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010 and our report dated June 16, 2011 expressed an unqualified opinion on those consolidated financial statements.

Queretaro, Mexico, June 16, 2011.

Demetrio Villa Michel
KPMG Cardenas Dosal, S.C.

ITEM 16.	[Reserved]

ITEM 16.A.	Audit Committee Financial Expert

In April 2011, Mr. Felizardo Gastelum Felix, Independent Director, was named as President of the Audit Committee and Corporate Practices. Mr. Felizardo meets the requirements included in the definition of an “audit committee financial expert” within the meaning of this Item 16A. Additionally, our audit committee has the authority and appropriate funding to obtain outside advice, as it deems necessary, to carry out its duties.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed by our independent auditors, Mancera S.C. and KPMG Cardenas Dosal, S.C. independend registered public accounting firm and aid by us.  All amounts are in nominal thousand pesos, prior to taxes.

	Mancera, S.C.
	2009	2010

Audit fees	Ps. 488	Ps. 353
Audit related fees
Tax fees	50	58
All other fees	—	—
Total fees	Ps. 538	Ps. 411

	KPMG Cardenas Dosal, S.C.
	2009	2010

Audit fees	Ps. 4,275	Ps. 7,184
Audit related fees		1,602
Tax fees	—	—
All other fees	50	713
Total fees	Ps. 4,325	Ps. 9,499

Audit fees in the above table are the aggregate fees billed by Mancera, S.C., and KPMG Cardenas Dosal, S.C. and paid by us in connection with the audit of our annual financial statements and statutory and regulatory audits for the years 2009 and 2010. The total 2009 and 2010 audit fees paid to KPMG Cardenas Dosal, S.C. amounted to Ps. 6,100 and Ps. 5,400 respectively.

Audit related fees in the table above for 2010 are fees billed by KPMG Cardenas Dosal, S.C. related to expenses they incurred in connection with the performance of their audit, such as lodging and traveling.

All other fees in the table above for 2009 and 2010 are fees related to services such as due diligence services and services related to the Company’s transition to International Financial Reporting Standards.

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

According to the New York Stock Exchange’s Listing Standards for Audit Committees of a Foreign Private Issuer, Ricardo Aguirre, a member of our audit committee, currently does not meet the independence standards set forth in Rule 10A-3b(1)(ii)(B) of the Exchange Act.  Therefore, with respect to Mr. Aguirre, we rely on the exemption provided in Rule 10A-3(b)(1)(iv)(D) of the Exchange Act because Mr. Aguirre (i) represents the Company's controlling shareholders, (ii) only has observer status on, and is not a voting member or the chair of, the Company's audit committee and (iii) is not an executive officer of the Company.  Our reliance on such exemption does not materially adversely affect the ability of our audit committee to act independently and to satisfy the other requirements of Rule 10A-3(b).

ITEM 16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below sets forth information about the repurchase of our Shares on the Mexican Stock Exchange:

Month of 2010	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Repurchase Plan	Maximum Number of Shares (Estimate) that May Yet Be Purchased under the Plan1
November	134,900	Ps. 25.38	134,900	11,865,100
December	65,100	Ps. 25.92	65,100	11,800,000
Total	200,000	Ps. 25.62	200,000	11,800,000
2.           All of the Shares set forth in this table were repurchased pursuant to the repurchase plan approved during our annual general stockholders meeting held on April 28, 2010.  Pursuant thereto, the reserve approved for repurchases amounted to Ps. 273,120,000 million, equivalent to 12,000,000 shares.  The plan remained in effect until April 27, 2011.

The total shares purchased in 2010 were 200,000 shares. As of May 31, 2011, we had sold 130,000 of those shares.

During our annual stockholders’ meeting on April 27, 2011 a new repurchase plan was approved. Pursuant thereto, the reserve approved for repurchases amounts to Ps. 335,640 million (equivalent to approximately 12,000,000 shares).

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

A director is not independent if such director is:	Under Article 14 Bis of the Mexican Securities Market Law, a director is not independent if such director is:
(i) a person who the board determines has a material direct or indirect relationship with the company, its parent or a consolidated subsidiary;	(i) an employee or officer of the company (one-year cooling off period);

NYSE Corporate Governance Rules for Domestic Issuers	Our Corporate Governance Practices

(ii) an employee, or an immediate family member of an executive officer, of the company, its parent or a consolidated subsidiary, other than employment as interim chairman or CEO;	(ii) a stockholder that, without being an employee or officer of the company, has influence or authority over the company’s officers;
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

NYSE Corporate Governance Rules for Domestic Issuers	Our Corporate Governance Practices

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
• Pursuant to our bylaws and Mexican law, our audit committee submits an annual report regarding its activities to our board of directors.

NYSE Corporate Governance Rules for Domestic Issuers	Our Corporate Governance Practices

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
Daniel Salazar Ferrer
Chief Financial Officer

Date:  June 16, 2011

INDUSTRIAS BACHOCO, S.A.B. DE C.V.
 AND SUBSIDIARIES

Consolidated Financial Statements

At December 31, 2009 and 2010 and for the years
ended December 31, 2008, 2009 and 2010

(with Independent Registered Public Accounting Firm)

INDUSTRIAS BACHOCO, S.A.B. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2008, 2009 and 2010

Content

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Industrias Bachoco, S. A. B. de C. V.:

We have audited the accompanying consolidated balance sheets of Industrias Bachoco, S. A. B. de C. V. and subsidiaries (the Company) as of December 31, 2009 and 2010, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Industrias Bachoco, S. A. B. de C. V. and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with Mexican Financial Reporting Standards.

As disclosed in note 2(w) to the consolidated financial statements, new and revised Mexican Financial Reporting Standards were adopted in 2010, with retrospective application.

(Continued)

The accompanying consolidated balance sheet as of December 31, 2010 and the related consolidated statements of operations and cash flows for the year then ended, have been translated into United Stated dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in thousands of pesos, have been translated into thousands of United States dollars on the basis set forth in note 2v to the consolidated financial statements. Such translation should not be construed as a representation that the peso amounts could have been or could be converted into United States dollars at such rate.

Mexican Financial Reporting Standards vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in note 21 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Industrias Bachoco, S. A. B. de C. V.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 16, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG CARDENAS DOSAL, S. C.

Demetrio Villa Michel

Queretaro, Mexico
June 16, 2011

INDUSTRIAS BACHOCO, S.A.B. DE C. V. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2009 and 2010

(Thousands of pesos)

			(Thousands of U.S. dollars) (note 2v)
	2009	2010	2010

Assets
Current assets:
Cash and cash equivalents (note 3)	$2,399,127	3,967,874	320,765
Primary financial instruments (note 10b)	151,841	209,348	16,924
Accounts receivable:
Trade, net (note 4)	903,609	963,273	77,872
Value added and other recoverable taxes	482,469	473,228	38,256

Total accounts receivable	1,386,078	1,436,501	116,128

Inventories, net (note 6a)	3,613,212	3,577,929	289,241
Biological current assets (note 6b)	156,460	153,993	12,449
Derivative financial instruments (note 10a)	11,272	12,897	1,043
Prepaid expenses and other current assets	155,219	138,954	11,233
Property, plant and equipment available for sale	29,991	40,222	3,252

Total currents assets	7,903,200	9,537,718	771,035

Property, plant and equipment, net (note 7)	10,910,126	10,587,321	855,887
Biological non-current assets (note 6b)	743,609	750,288	60,654
Goodwill, net (note 8)	300,848	300,848	24,321
Other assets	20,096	21,593	1,746

Total assets	$19,877,879	21,197,768	1,713,643

Liabilities and stockholders' equity

Current liabilities:
Notes payable to banks (note 9a)	$234,296	-	-
Current installments of long-term debt (note 9b)	357,569	139,867	11,307
Accounts payable	1,653,988	1,572,292	127,105
Related parties (note 5)	67,613	60,873	4,921
Other taxes payable and other accruals (note 12)	437,770	393,722	31,828

Total current liabilities	2,751,236	2,166,754	175,161

Long term liabilities:
Long term debt, excluding current installments (note 9b)	371,970	507,053	40,991
Deferred income tax (note 16e)	2,021,581	2,029,150	164,038
Labor obligations (note 14)	94,629	126,457	10,223

Total liabilities	5,239,416	4,829,414	390,413

Commitments and contingencies (note 11)

Stockholders' equity (note 15):
Controlling interest:
Capital stock	2,294,927	2,294,927	185,523
Additional paid-in capital	744,753	744,753	60,206
Reserve for repurchase of shares	159,455	154,288	12,473
Retained earnings	10,591,519	11,139,037	900,488
Net controlling interest income of the year	797,600	1,983,350	160,336

Total controlling interest	14,588,254	16,316,355	1,319,026

Non-controlling interest	50,209	51,999	4,204

Total stockholders' equity	14,638,463	16,368,354	1,323,230

Total liabilities and stockholders' equity	$19,877,879	21,197,768	1,713,643

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos, except per share amount)

				(Thousands of U.S. dollars) (note 2v)
	2008	2009	2010	2010

Net revenues	$20,125,321	23,262,850	24,715,456	1,998,016
Cost of sales (note 5b)	(17,482,468)	(19,326,759)	(19,500,677)	(1,576,449)

Gross profit	2,642,853	3,936,091	5,214,779	421,567
Selling, general and administrative expenses (note 5b)	2,412,788	2,522,291	2,751,782	222,457

Operating income	230,065	1,413,800	2,462,997	199,110

Other expense, net (note 17)	(20,958)	(65,189)	(95,315)	(7,705)

Comprehensive financial results:
Interest income	173,694	170,655	165,646	13,391
Valuation effects of financial instruments (note 10)	(1,666,821)	(174,603)	18,850	1,524
Interest and financial expenses	(36,202)	(91,326)	(73,519)	(5,943)
Net interest income and valuation effects of financial instruments	(1,529,329)	(95,274)	110,977	8,972
Foreign exchange gain (loss), net	160,166	(37,934)	11,082	896

Comprehensive financial results, net	(1,369,163)	(133,208)	122,059	9,868

(Loss) income before income taxes, and non-controlling interest	(1,160,056)	1,215,403	2,489,741	201,273

Income tax (benefit) expense (note 16d)	(274,019)	406,358	503,415	40,696

Net consolidated (loss) income	(886,037)	809,045	1,986,326	160,577

Net controlling interest (loss) income	(879,048)	797,600	1,983,350	160,336
Non-controlling interest	(6,989)	11,445	2,976	241

Consolidated net (loss) income	$(886,037)	809,045	1,986,326	160,577

Weighted average outstanding (shares in thousands)	600,000	600,000	600,000	600,000

Net controlling interest (loss) income per share	$(1.46)	1.33	3.31	0.27

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2008, 2009 and 2010

(Thousand of pesos, except per number of shares)

	Number of					Net controlling	Minimun	Deficit from
	shares of					interest	liability	restatement	Derivative
	capital			Reserve for		income	adjustment	of	financial ins-	Total		Total
	stock	Capital	Additional	repurchase of	Retained	(loss) of the	of labor	stockholders'	truments	controlling	Non-controlling	stockholders'
	(thousands)	stock	paid-in capital	shares	earnings	year	obligations	equity	effects	interest	interest	equity

Balances as of December 31, 2007	600,000	$2,294,927	743,674	159,455	14,250,225	1,270,941	(2,512)	(3,735,254)	98,922	15,080,378	46,788	15,127,166
Transfer of prior year's net income based on stockholders' meeting held on April 2008	-	-	-	-	1,270,941	(1,270,941)	-	-	-	-	-	-
Cash dividends paid (note 15b)	-	-	-	-	(353,880)	-	-	-	-	(353,880)	-	(353,880)
Write-off of additional deferred tax liability (note 16e)	-	-	-	-	288,580	-	-	-	-	288,580	-	288,580
Reclasification of deficit from restatement of stockholders' equity (note 2c)	-	-	-	-	(3,735,254)	-	-	3,735,254	-	-	-	-
Comprehensive loss, net of taxes (note 2o)	-	-	-	-	-	(879,048)	2,512	-	(98,922)	(975,458)	(6,989)	(982,447)

Balances as of December 31, 2008	600,000	2,294,927	743,674	159,455	11,720,612	(879,048)	-	-	-	14,039,620	39,799	14,079,419
Transfer of prior year's net loss based on stockholders' meeting held on April 2009	-	-	-	-	(879,048)	879,048	-	-	-	-	-	-
Cash dividends paid (note 15b)	-	-	-	-	(250,045)	-	-	-	-	(250,045)	-	(250,045)
Cash dividends paid to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(1,035)	(1,035)
Repurchase of shares (note 15d)	-	-	1,079	-	-	-	-	-	-	1,079	-	1,079
Comprehensive income, net of taxes (note 2o)	-	-	-	-	-	797,600	-	-	-	797,600	11,445	809,045

Balances as of December 31, 2009	600,000	2,294,927	744,753	159,455	10,591,519	797,600	-	-	-	14,588,254	50,209	14,638,463
Transfer of prior year's net income based on stockholders' meeting held on April 2010	-	-	-	-	797,600	(797,600)	-	-	-	-	-	-
Cash dividends paid (note 15b)	-	-	-	-	(250,082)	-	-	-	-	(250,082)	-	(250,082)
Cash dividends paid to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(1,186)	(1,186)
Repurchase of shares (note 15d)	-	-	-	(5,167)	-	-	-	-	-	(5,167)	-	(5,167)
Comprehensive income, net of taxes (note 2o)	-	-	-	-	-	1,983,350	-	-	-	1,983,350	2,976	1,986,326

Balances as of December 31, 2010	600,000	$2,294,927	744,753	154,288	11,139,037	1,983,350	-	-	-	16,316,355	51,999	16,368,354

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B DE C.V. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Year ended December 31, 2008, 2009 and 2010

(Thousand of pesos)

				Thousands of
				U.S. dollars
				(note 2v)
	2008	2009	2010	2010
Cash flows from operating activities:
(Loss) income before income taxes and non-controlling interest	$(1,160,056)	1,215,403	2,489,741	201,273
Items relating to investing activities:
Depreciation and amortization	616,358	662,630	692,640	55,992
Loss on sale of plant and equipment	49,485	88,187	148,572	12,010
Interest income	(173,694)	(170,655)	(165,646)	(13,391)
Item relating to financing activities:
Interest expense	36,202	91,326	73,519	5,943

Subtotal	(631,705)	1,886,891	3,238,826	261,827

Derivative financial instruments	919,026	(804,134)	(1,625)	(131)
Accounts receivable, net	(151,635)	(11,402)	(59,664)	(4,823)
Recoverable taxes	52,972	(22,432)	9,241	747
Inventories and biological assets	(784,442)	281,755	31,071	2,512
Prepaid expenses and other current assets	(24,703)	(934)	16,265	1,315
Trade accounts payable, taxes payable and other accruals	596,229	110,092	(125,744)	(10,165)
Income taxes paid	(147,426)	(107,158)	(495,846)	(40,084)
Accounts payable to related parties	23,517	17,277	(6,740)	(545)
Net periodic cost from termination and retirement benefits	56,975	54,391	75,174	6,077
Contributions to plan assets for termination and retirement benefits	-	(20,634)	(26,373)	(2,132)
Payments for termination and retirement benefits	(41,805)	(19,818)	(16,973)	(1,372)
Derivative financial instruments in stockholders' equity	(122,126)	-	-	-
Assets available for sale	2,159	(7,220)	(10,231)	(827)

Net cash (used in) provided by operating activities	(252,964)	1,356,674	2,627,381	212,399

Cash flows from investing activities:
Acquisition of property, plant and equipment	(1,156,168)	(988,250)	(560,586)	(45,318)
Proceeds from sale of plant and equipment	57,329	16,542	42,179	3,410
Primary financial instruments	(61,998)	316,162	(57,507)	(4,649)
Increase in other non-current assets	(1,113)	(650)	(1,497)	(121)
Interest collected	173,694	170,655	165,646	13,391

Net cash used in investing activities	(988,256)	(485,541)	(411,765)	(33,287)

(Cash to be obtained from financing activities) Cash surplus to be applied in financing activities	(1,241,220)	871,133	2,215,616	179,112

Cash flows from financing activities:
Additional paid-in capital and reserve for repurchases of shares	-	1,079	(5,167)	(418)
Dividends paid	(353,880)	(250,045)	(250,082)	(20,217)
Dividends paid to non-controlling interest	-	(1,035)	(1,186)	(96)
Proceeds from loans	535,100	1,044,611	778,955	62,971
Interest paid	(33,339)	(90,192)	(73,519)	(5,943)
Asset tax recovery	8,521	-	-	-
Principal payments on loans	(18,809)	(706,668)	(1,095,870)	(88,591)

Net cash provided by (used in) financing activities	137,593	(2,250)	(646,869)	(52,294)

Net (decrease) increase in cash and cash equivalents	(1,103,627)	868,883	1,568,747	126,818

Cash and cash equivalents:
At beginning of year	2,633,871	1,530,244	2,399,127	193,947
At end of year (note 2w and 3)	$1,530,244	2,399,127	3,967,874	320,765

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

(1)	Organization, business activity and significant transactions-

Organization and business activity-

Industrias Bachoco, S.A.B. de C.V. and subsidiaries (collectively referred to as “Bachoco” or the “Company”) was incorporated on February 8, 1980 and it is engaged in breeding, processing and marketing of poultry (chicken and eggs), swine and other products (principally balanced animal feed). Bachoco is the controlling company of a group of subsidiaries.

On March 28, 2011, Bachoco´s Finance Director and Controller Director authorized the issuance of the consolidated Mexican Financial Reporting Standards (Mexican FRS) financial statements and notes at December 31, 2009 and 2010 and each of the two years then ended. The accompanying consolidated financia1 statements consist of those Mexican FRS consolidated financial statements and notes, as supplemented by the accompanying US GAAP disclosures presented in Note 21. These final consolidated financial statements were authorized for issuance herein by Bachoco's Financial Director and Controller Director on June 16, 2011 with consideration of subsequent events through that date.

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

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

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

The aforementioned financial statements are presented in Mexican pesos (reporting currency), which is the same as the recording currency and the functional currency.

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

The consolidation was based on the audited financial statements of the issuing companies as of December 31, 2008, 2009 and 2010, which have been prepared in accordance with Mexican FRS.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

The accompanying consolidated financial statements include the following subsidiaries as of December 31, 2008, 2009 and 2010:

	Percentage equity interest
	2008	2009	2010
Acuícola Bachoco, S.A. de C.V. (1)	100	-	-
Aviser, S.A. de C.V.	100	100	100
Bachoco, S.A. de C.V. (“BSACV”)	100	100	100
Bachoco Comercial, S.A. de C.V.	100	100	100
Campi Alimentos, S.A. de C.V. (1)	100	100	100
Huevo y Derivados, S.A. de C.V. (2)	97	97	-
Operadora de Servicios de Personal, S.A. de C.V.	100	100	100
Pecuarius Laboratorios, S.A. de C.V.	64	64	64
Secba, S.A. de C.V.	100	100	100
Sepetec, S.A de C.V.	100	100	100
Servicios de Personal Administrativo, S.A. de C.V.	100	100	100
Induba Pavos, S.A. de C.V.	100	100	100

The main subsidiaries of the group and their activities are as follows:

- Bachoco, S.A. de C.V. (“BSACV”) (includes four subsidiaries which are 50% owned, and for which BSACV has control). BSACV is engaged in breeding, processing and marketing of poultry (chicken and eggs).

- Campi Alimentos, S.A. de C.V. (Campi)  (1)
- Acuícola Bachoco S.A. de C.V.  (Acuícola) (1)

Campi and Acuicola are engaged in producing and marketing of balanced animal feed.

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

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

- Aviser, S.A. de C.V.
- Operadora de Servicios de Personal, S.A. de C.V.
- Secba, S.A. de C.V.
- Sepetec, S.A. de C.V.
- Servicios de Personal Administrativo, S.A. de C.V.

These companies are engaged in providing administrative and operative services to their related parties.

(2)   At the extraordinary stockholders’ meeting held on March 31, 2010, the stockholders agreed the liquidation of the balance sheet as of December 31, 2009. The aforementioned liquidation was effective on January 1, 2010.

b)	Revenue recognition-

Revenues are recognized when each of the following criteria is met:

- There is evidence of an arrangement.
- Delivery of goods has occurred.
- The seller fixes or determines the prices with the buyer.
- Collectability is reasonably certain.

The Company’s products are sold to a large number of customers without significant concentrations with any of them.

Based on management analysis and estimates, the Company provides for doubtful receivables (reported under selling, general and administrative expenses).

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

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

Cumulative inflation indexes and percentages of the current and three preceding years are as follows:

December 31	NCPI	Inflation
		Yearly	Cumulative

2010	144.639	4.40%	15.19%
2009	138.541	3.57%	14.48%
2008	133.761	6.52%	15.01%
2007	125.564	3.75%	11.56%

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

- Stockholders’ equity

Until December 31, 2007, the date on which the economic environment turned to a non-inflationary environment in conformity with FRS B-10 “Effects of Inflation”, capital stock, additional paid-in capital, reserve for repurchase of shares of Company’s own shares, retained earnings and other capital accounts were restated using adjustment factors derived from the NCPI. The amounts thus obtained in this manner represented the constant value of the stockholders’ equity.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

- Deficit from restatement of stockholders’ equity

Until December 31, 2007, the deficit from restatement of stockholders’ equity comprises the accumulated monetary position loss at the time the provisions of Bulletin B-10 were first applied and the subsequent gain or loss from holding nonmonetary assets. Deficit from restatement of stockholders’ equity is originated when the replacement cost of these assets is lower than the cost of these assets restated by the NCPI. In 2008, such amount was reclassified to retained earnings.

d)	Cash and cash equivalents-

Cash and cash equivalents consist primarily of bank deposits and checking accounts in foreign currencies and other highly liquid instruments. At the date of the consolidated financial statements, interest income and foreign exchange gains and losses are included in the statements of operations, under comprehensive financial results.

e)	Available on-demand investments and primary investment securities-

All rights and obligations arising from treasury primary investment securities are recognized on the balance sheet and the Company classifies its investment securities depending on the purpose for which the securities were acquired: (i) held-to-maturity, (ii) trading or (iii) available for sale. Investments in these instruments with maturity of three months or less at the time of investment are included on the line-item “available on-demand investments” within cash and cash equivalents (see note 3). Furthermore, primary investment securities with maturity over three months are included under current assets. In turn, the balance of debt securities with due dates less than one year is reported under current liabilities.

Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are securities in which the Company has the solvency, ability and intent to hold the security until maturity. All securities not included in trading or held or held-to-maturity are classified as available-for sale.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

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

f)	Accounts receivable and allowance for doubtful accounts-

Accounts receivable as of December 31, 2010 are reported at fair value, net of the allowance for doubtful accounts.

The Company’s policy is to record an allowance for doubtful accounts for balances which are not likely to be recovered. In establishing the required allowance, management considers historical losses, current market conditions, customers’ financial condition, the amount of receivables in dispute, price differences and the current receivable aging and current payment patterns.

g)	Inventories, agricultural products and biological assets-

- Inventories

At December 31, 2009 and 2010, inventories are stated at the lower of historical cost determined by the average cost method or market, provided that replacement cost is not less than net realizable value.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

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

Broilers more than six and a half weeks old through their date of sale are valued at fair value less of estimated point-of-sale costs, considering the price per kilogram of processed chicken at the valuation date.

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

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

In conformity with Bulletin E-1, biological assets and agricultural products were classified as either current or non-current assets based on their availability for sale and the business operating cycle.

Cost of sales represents the replacement cost of inventories at the time of sale, increased, as applicable, for reductions in the net realizable value of inventories during the year.

The Company records the necessary allowances for inventory impairment arising from damaged, obsolete or slow-moving inventories or any other reason indicating that the carrying amount will exceed the future revenues expected from use or realization of the inventory items.

h)	Property, plant and equipment-

Property, plant and equipment are initially recorded at acquisition cost and through December 31, 2007, adjusted for inflation by using factors derived from the NCPI (see note 2c).

From January 1, 2007, acquisitions of assets under construction or installation include the related comprehensive financial results as part of the value of assets. During 2008, 2009 and 2010, no comprehensive financing costs have been capitalized, as result of Mexican FRS D-6 criteria not  being  met.

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

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

i)	Impairment of property, plant and equipment-

The Company periodically evaluates the values of long-lived assets of property, plant and equipment, to determine whether there is an indication of potential impairment. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset against future cash flows expected to be generated by the asset.  If the net carrying amount of an asset exceeds its estimated net revenues, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of, are reported in the balance sheets at the lower of net carrying amount or realizable value. The assets and liabilities of a group classified as available-for sale are presented separately on the consolidated balance sheet.

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

The Company classified its leases as operating leases at December 31, 2008, 2009 and 2010.

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

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

At December 31, 2009 and 2010, there was no impairment loss in the value of goodwill shown in the consolidated balance sheets.

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

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

Termination benefits for reasons other than restructuring and retirement to which employees are entitled are charged to operations for each year, based on actuarial computations using the projected unit credit method and projected salaries. At December 31, 2010 and for purposes of recognizing benefits upon retirement, the remaining average service life of employees entitled to plan benefits approximates 19.06 years (see note 14).

In 2008, as a result of the adoption of this Mexican FRS D-3, the labor obligation minimum liability adjustment of $2,512 reflected in consolidated statements of stockholders’ equity as of December 31, 2007, was eliminated against the consolidated statement of operations. Furthermore, for 2008, amortization of unamortized items resulted in an approximate gain of $845.

The actuarial profit or loss is recognized directly in the consolidated statement of operations for the period as it is accrued (benefits due to termination) and is amortized based on the remaining labor life of the employees that are expected to receive benefits from the plan (retirement benefits).

n)	Comprehensive financial results (CFR)-

The CFR includes interest income and expense, foreign exchange gains and losses and valuation of financial instruments, including derivatives.

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

o)	Comprehensive (loss) income-

Comprehensive loss in 2008 consists of the net income or loss for the year, the effective portion of the unrealized gain or loss on cash flow hedges, the minimum liability adjustment of labor obligations and the minority interest as required by Bulletin B-4 “Comprehensive Income”. Comprehensive Income in 2009 and 2010 only consists of the net income for the year.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

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

q)	Derivative financial Instruments, designated and qualified as hedging instruments for one or more risks-

The Company uses selected financial derivative instruments to protect itself against adverse price fluctuations in agriculture commodities, such as corn and sorghum. Those agriculture commodities derivative instruments include futures and options on futures which are listed on the CBOT, as well as options on futures accessed through ASERCA (Farming Marketing Support and Services, ascribed to Mexico’s Secretary of Farming and Agriculture), who functions as counterparty and that is a dependent entity of the Mexican Government’s unit that belongs to the Secretary of Farming, Livestock, Rural Development, Fishing and Food (SAGARPA, Secretaria de Agricultura, Ganaderia y Desarrollo Rural, Pesca y Alimentación), through which, a commodities-related price hedging program (the “Farming by Contract”) scheme is offered to both farmers and agro-business entities such as the Company. The ASERCA program has two participating modalities: (i) 0% of the payment of the option’s premium and 100% of the benefit with a 60% discount on the amount of the initial premium, or (ii) 50% of the payment of the option’s premium, and 100% of the benefit.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

When the derivatives are acquired to hedge risks, and accomplish with hedge accounting, strict requirements the hedging relationship is documented for each hedged price risk. This documentation includes a description of the objective or hedge strategy, the nature of the hedged item position, the risk(s) to be hedged, the designated derivatives and how the initial effectiveness testing assessment will be performed, as well as the subsequent measurement of its retrospective effectiveness, which applies to each established hedge relationship.

Formal hedging derivatives designated into a hedging relationship, follow special hedge accounting recognition, for fair value changes based on each corresponding hedge accounting model: (1) Fluctuations in fair value type of hedges, require that both  the derivative and the hedged item are to be valued at fair value and recognized in the statement of operations adjusting the carrying value of hedge item; (2) in the case of cash flow hedges, only the effective portion of the derivative is temporarily recognized in comprehensive income (equity) and recycled to operations when the effects of the hedged item affects operations as cost of good sold, interest, etc., while the ineffective portion is immediately recognized within operations.

The Company discontinues hedge accounting in the following cases: when the derivative has expired, has been sold, is cancelled or exercised, or when the derivative does not achieve the required level of accumulated effectiveness as to compensate for the changes in the fair value or cash flows of the hedged item, when the edged item is prepaid or when the Company decides to cancel the hedge relationship on a discretionary basis.

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

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

The Company has an investment risk and hedge committee that analyzes the Company’s risk.

r)	Income taxes (income tax (IT), flat rate business tax (IETU)), and employee statutory profit sharing (ESPS)-

IT, IETU and ESPS payable for the year are determined in conformity with the tax provisions in effect.

Deferred IT and deferred ESPS, are accounted for under the asset and liability method. Deferred tax and ESPS assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and in the case of IT, for tax loss and tax credit carryforwards. Deferred tax and ESPS assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax and ESPS assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date.
s)	Net controlling interest (loss) income per share-

Net controlling interest (loss) income per share has been computed based on controlling interest net (loss) income and on the weighted average number of shares outstanding, as established in Bulletin B-14 “Profit per Share”.

t)	Financial information by segments-

Bulletin B-5, “Financial Information by Segments”, establishes the rules for disclosing financial information by segment.

Financial information by segment is prepared based on a management’s approach, in conformity with Bulletin B-5, considering a segment to be an operating component that is subject to risks and benefits that are different from other business segments. (see note 18).

u)	Reclassifications-

Certain captions shown in the 2009 financial statements as originally issued have been reclassified for uniformity of presentation with the 2010 financial statements. The changes in these reclassifications were recognized retrospectively at December 31, 2009 and 2008, in conformity with Mexican FRS B-1.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

v)	Convenience translation-

United States thousands dollars amounts as shown in the accompanying consolidated balance sheet as of December 31, 2010, as well as in the consolidated statements of operations and cash flows for the year ended December 31, 2010, have been included solely for the convenience of the reader and are translated from pesos to US dollars as a matter of arithmetic computation only, at an exchange rate of $12.37 to one U.S. dollar, which was the exchange rate at December 31, 2010. Such translation should not be construed as a representation that the peso amounts could have been or could be converted into U.S. dollars at this rate.

w)	New accounting pronouncements-

The FRS, their Interpretations (INT FRS) and Revisions mentioned below, issued by the Mexican Board for Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera or CINIF) became effective for fiscal years beginning on or after January 1, 2010, with the respective prospective or retrospective application being specified in each case.

(a)
FRS C-1 “Cash and cash equivalents” – FRS C-1 supersedes Bulletin C-1 “Cash” and is effective beginning January 1, 2010.  The principal changes with respect to the superseded Bulletin include the following:

•	FRS C-1 requires the presentation of restricted cash and cash equivalents in caption “Cash and cash equivalents” on the balance sheet.

•	The term “demand temporary investment” is replaced by “available on-demand investments”.

•	To be identified as available on-demand investment, the investments should be highly liquid (original maturities of three months or less).

•
FRS C-1 includes the definition of the terms: acquisition cost, cash equivalents, restricted cash and cash equivalents; available demand investments, net realizable value, nominal value and fair value.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

Accounting changes resulting from the initial application of this standard were recognized retrospectively, affecting the financial information as follows:

	Previously reported amounts	Accounting change	Adjusted amounts
Avaliable on-demand investments as of December 31, 2009	$2,363,949	(151,841)	2,212,108
Cash and cash equivalents as of December 31, 2009	2,550,968	(151,841)	2,399,127

(b)	2010 FRS Revisions-

In December 2009, the Mexican Board for Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera or CINIF) issued the document referred to as “2010 FRS Revisions”  setting forth the following accounting changes:

•
FRS B-2 “Statement of Cash Flows”- Unrealized accrued foreign exchange fluctuations and the effects of fair value recognition are excluded from the cash balance on the statement of cash flows. Likewise, the concept “Adjustment to cash flow from foreign exchange fluctuations and inflation levels” is changed to “Effects from cash value changes” which includes effects from translation, inflation, foreign exchange fluctuations and fair value of cash balances. Additionally, includes the change of the definition of “available on-demand investments” as mentioned in paragraph (a) of this note. The changes in the presentation of the statement of cash flows were recognized retrospectively, and are as follows:

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

At December 31, 2008

	Previously reported amounts	Accounting change	Adjusted amounts
Net cash used in investing activities	$(926,258)	(61,998)	(988,256)
Net decrease in cash and cash equivalents	(1,041,629)	(61,998)	(1,103,627)
Cash and cash equivalents at beginning of year	3,039,876	(406,005)	2,633,871
Cash and cash equivalents at end of year	1,998,247	(468,003)	1,530,244

At December 31, 2009

	Previously reported amounts	Accounting change	Adjusted amounts
Net cash used in investing activities	$(801,703)	316,162	(485,541)
Net increase in cash and cash equivalents	552,721	316,162	868,883
Cash and cash equivalents at beginning of year	1,998,247	(468,003)	1,530,244
Cash and cash equivalents at end of year	2,550,968	(151,841)	2,399,127

•
FRS C-7 “Investments in associates and other permanent investments” – Capital contributions by the holding company to the associate that increase its equity percentage are to be recognized based on the net fair value of identifiable assets and liabilities. For that purpose, the valuation must be in proportion to the increase. The changes resulting from the application of this FRS Revision are recognized prospectively beginning January 1, 2010.

There is not any effect as result of this FRS Revision.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

(3)	Cash and cash equivalents-

Consolidated cash and cash equivalents as of December 31, 2009 and 2010 consist of:

	2009	2010

Cash and bank accounts	$178,749	$513,076
Available on-demand investments (note 10 b)	2,212,108	3,445,899
Unrestricted cash and cash equivalents	2,390,857	3,958,975

Restricted cash	8,270	8,899

Total cash and cash equivalents	$2,399,127	$3,967,874

Restricted cash corresponds to margin calls to cover future derivative commitments, due to adverse market movements associated with the underlying prices for which the Company had an open position as of December 31, 2009 and 2010.

(4)	Trade receivables, net-

Trade receivables at December 31, 2009 and 2010 amounting $903,609 and $963,273, respectively, are shown net of an allowance of doubtful accounts of $29,801 and $32,990, respectively.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

(5)	Related parties-

a)	A summary of related party accounts payable as of December 31, 2009 and 2010 is as follows:

	2009	2010
Vimifos, S.A. de C.V.	$43,749	$43,051
Maquinaria Agrícola, S.A. de C.V.	5,570	7,973
Frescopack, S.A. de C.V.	8,767	6,670
Llantas y Accesorios, S.A. de C.V.	4,418	1,144
Autos y Tractores de Culiacán, S.A. de C.V.	855	1,025
Autos y Accesorios, S.A. de C.V.	53	678
Distribuidora Automotriz de los Mochis, S.A. de C.V.	16	213
Camiones y Tractocamiones de Sonora, S.A. de C.V.	108	67
Alfonso R. Bours, S.A. de C.V.	-	52
Pulmex 2000, S.A. de C.V.	4,077	-
	$67,613	$60,873

At December 31, 2009 and 2010, balances due to related parties correspond to unsecured current accounts denominated in pesos that bear no interest and are payable within 30 days

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

b)	For the years ended December 31, 2008, 2009 and 2010, the Company had the following transactions with related parties:

Purchases of feed, raw materials and packing supplies	2008	2009	2010

Vimifos, S.A. de C.V.	$283,912	$261,385	$215,967
Frescopack, S.A. de C.V.	128,176	136,609	113,229
Pulmex 2000, S.A. de C.V.	15,619	17,307	10,896
Qualiplast, S.A. de C.V.	22	21	19

Purchases of vehicles, tires and spare parts	2008	2009	2010

Maquinaria Agrícola, S.A. de C.V.	$54,502	$56,502	$64,546
Llantas y Accesorios, S.A. de C.V.	22,426	30,848	32,775
Autos y Tractores de Culiacán, S.A. de C.V.	26,665	19,555	16,551
Autos y Accesorios, S.A. de C.V.	21,729	11,849	13,371
Distribuidora Automotriz de los Mochis, S.A. de C.V.	13,687	11,093	7,635
Alfonso R. Bours, S.A. de C.V.	3,356	847	931
Camiones y Tractocamiones de Sonora, S.A. de C.V.	14,501	8,391	338

Airplane leasing expenses	2008	2009	2010

Taxis Aéreos del Noroeste, S.A. de C.V.	$2,106	$9,810	$8,866

Purchases transactions with related parties are made at market prices, which are similar to those that would be used in arms-length transactions.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

(6)	Inventories and biological assets-

a)	Inventories consist of the following:

	2009	2010

Raw materials and subproducts	$1,769,251	$1,889,850
Restricted raw material (sorghum) (note 9a)	24,584	-
	1,793,835	1,889,850

Medicine, materials and spare parts	480,459	452,373
Finished feed	57,613	60,405
	2,331,907	2,402,628
Agricultural products:
Live chicken	889,415	877,654
Processed chicken	339,965	250,904
Commercial egg	27,441	22,094
Turkey	21,567	20,186
Beef	1,493	4,463
Others	1,424	-
	1,281,305	1,175,301
Total	$3,613,212	$3,577,929

b)	Biological assets at December 31, 2009 and 2010 consist of the following:

	2009	2010
Current biological assets:
Breeder pigs	$45,808	$48,120
Incubatable eggs	110,652	105,873
Total current biological assets	$156,460	$153,993

Non-current biological assets:
Laying and breeder hens	$252,415	$282,111
Breeder pigs	31,409	34,828
Hens in production	818,415	771,454
Allowance for productivity declines	(358,630)	(338,105)

Total non-current biological assets	$743,609	$750,288

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

The change in the historical value of biological assets and agricultural products measured at their fair value presented an increase of $16,358 in 2008, and decreases of $7,214 in 2009, and $32,016 in 2010. Such effects were included in the results of operations each year.

(7)	Property, plant and equipment-

a)	Property, plant and equipment at December 31, 2009 and 2010 consists of the following:

	Useful lives (years)	2009	2010
Buildings, farm structures and equipment	7-27	$15,823,099	$16,068,754
Office, furniture and equipment	3	238,607	246,349
Transportation equipment	6	1,219,437	1,158,660
		17,281,143	17,473,763

Accumulated depreciation and amortization		(7,700,155)	(8,157,371)
		9,580,988	9,316,392

Land		937,478	948,036
Construction in progress and advance payments		391,660	322,893

Total		$10,910,126	$10,587,321

b)	Depreciation and amortization expense for the years ended December 31, 2008, 2009 and 2010, amounted to $616,358, $662,630, and $692,640, respectively.

c)	As of December 31, 2009, the construction in progress amount of $347,516, has been placed in service in 2010.

d)	As of December 31, 2010, the construction in progress amount of $279,603, are expected to be placed in service in 2011.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

(8)	Goodwill-

In 1999, goodwill was derived from the purchase of the shares of Campi Alimentos, S.A. de C.V. in the amount of $359,564. At December 31, 2005 (the last year of amortization), accumulated amortization aggregated to $58,716. In 2008, 2009 and 2010, goodwill was not amortized, but subject to impairment test on an annual basis, as a result of the adoption of Mexican FRS B-7 “Business Acquisitions” (see note 2k).

(9)	Notes payable to banks and long-term debt-

a)	Short-term notes payable to banks consist of the following:

	2009	2010
Unsecured notes payable to banks (i) (ii):

Denominated in pesos, interest rate: TIIE(1) FIRA(2) rate less 3 points	$40,000	$-
Denominated in pesos, interest rate: TIIE(1) FIRA(2) rate plus .75 points	40,000	-
Denominated in pesos, interest rate: TIIE(1) rate plus 2 points	133,400	-

Secured by sorghum deposit certificates (iii):
Denominated in pesos, maturity on February 11, 2010, with appraisal 85% and interest rate of 9%.	20,896	-

Short-term notes payable total	$234,296	$-

(i)	The weighted average interest rate on short-term unsecured notes payable at December 31, 2009 and at the date of the payment in 2010 were 6.03% and 6.01% respectively.

(ii)	Average interest rate on short-term unsecured notes for the years ended December 31, 2009 and at the date of the payment in 2010 were 5.73% and 6.05%, respectively.

(iii)
At December 31, 2009 and 2010, unused sorghum deposit certificates lines of credit amounted to $179,104 and $100,000, respectively. In 2009 and 2010, the Company was not required to pay any fee for unused lines of credit.

(1)	TIIE = Interbank Equilibrium Rate
(2)	FIRA = Agriculture trust (Fideicomiso Instituido en Relación con la Agricultura by its Spanish acronym)

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

b)	Long-term debt, as of December 31, consist of the following:

	2009	2010

Secured by equipment:
Denominated in pesos, payable in monthly installments through December 2010, at CETES (3) rate plus 2 points.	$10,500	$-

Unsecured:
Denominated in pesos, maturing in July 2015, at TIIE (1) plus 1.50 points.	-	250,000
Denominated in pesos, maturing in April 2015, at TIIE (1) FIRA (2) rates plus 1.90 points.	-	250,000
Denominated in pesos, maturing in June 2015, at TIIE (1) rate plus 2.50 points.	-	38,993
Denominated in pesos, maturing in December 2013, at TIIE (1) FIRA (2) rates less 1.00 point.	-	38,133
Denominated in pesos, maturing in April 2012 and June 2013, at TIIE (1) FIRA (2) rates less 1.10 points and 0.875 points.	46,000	30,720
Denominated in pesos, maturing in April 2015, at TIIE (1) rate plus 0.95 points.	-	23,617
Denominated in pesos, maturing in June 2011, at TIIE (1) FIRA(2) rates plus 2 points.	137,500	12,500
Denominated in pesos, maturing in March 2014, at TIIE (1) rate plus 2 points.	-	2,957
Denominated in pesos, maturing in July 2011, at TIIE (1) rate plus 2 points.	500,000	-
Denominated in pesos, maturing in 2014, at TIIE (1) rate plus 3.5 points.	33,750	-
Denominated in pesos, maturing in December 2010, at TIIE (1) FIRA (2) rate less 3.30 points, at minimum rate of 2.90%.	1,789	-
Total	729,539	646,920
Less current installments.	(357,569)	(139,867)

Long-term debt, excluding current installments.	$371,970	$507,053

In 2010, the Company made prepayments of long-term debt of $533,750, without being required to pay early termination fee.

Weighted average interest rate on long-term debt at December 31, 2009 and 2010 was 6.76% and 6.32%, respectively.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

The average interest rate of the Company’s total long-term debt for the years ended December 31, 2009 and 2010 was 8.88%, and 6.64%, respectively.

(1)	TIIE = Interbank Equilibrium Rate
(2)	FIRA = Agriculture trust (Fideicomiso Instituido en Relación con la Agricultura by its Spanish acronym)
(3)	CETE = Treasury Bills.

The weighted average interest rate of the Company’s total debt at December 31, 2009 and 2010 was 6.59% and 6.32%, respectively.

c)	At December 31, 2009 and 2010, unused lines of credit amounted to $823,320 and $2,047,839, respectively. In 2009 and 2010, the Company did not pay any fee for unused lines of credit.

d)	The book value of assets collateralizing long-term debt was $120,844 at December 31, 2009.

e)	Maturities of long-term debt as of December 31, 2010, are as follows:

Year	Amount

2012	$153,038
2013	148,332
2014	129,083
2015	76,600

$507,053

Interest expense on loans for the years ended December 31, 2008, 2009 and 2010, aggregated to $16,040, $66,989, and $52,903, respectively.

Bank loans establish certain affirmative and negative covenants. As of December 31, 2010 and June 16, 2011, the Company was in compliance with all these covenants. The Company estimates that the covenants will be in compliance during 2011.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

(10-a)	Financial Instruments and hedging activities as at December 31, 2009 and 2010-

Derivatives for trading purposes (neither designated nor qualified for hedges accounting treatment)

The Company maintains a portfolio of explicit Financial Derivative Instruments (FDI), which were neither designated nor qualified as hedges under FRS C-10 and, therefore, their related changes in fair value were recognized as valuation effects of financial instruments within Comprehensive Financial Results (CFR), in the results of operations. The related amount of the open balance as of December 31, 2009 and 2010, was $(3,137) and $(7,096), respectively, and arose from the derivative instruments, shown on the following pages:

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

As at December 31, 2009:

OTC1 foreign currency option structures and forwards – finance counter-party in private agreements:

Counter- party	Instrument	Underlaying6	Notional	Maturity	Effects on the results of operations CFR/loss (gain)

Morgan Stanley	Collar2	Exchange rate MXP/USD	1,000 US$	May 2010	$(2,537)

	KO collars2	Exchange rate MXP/USD	1,000 US$	March 2010	(185)

	KO collars2	Exchange rate MXP/USD	2,000 US$	July 2010	8

	KO put spread4	Exchange rate MXP/USD	1,000 US$	March 2010	(256)

	Call spread3	Exchange rate MXP/USD	1,000 US$	March 2010	(902)

UBS	Knock out-5 knock in	Exchange rate MXP/USD	2,000 US$	January 2010	(45)

	Forwards	Exchange rate MXP/USD	2,000 US$	July 2010	1,026

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
4KO Put Spread: Option combination that the Company entered into, at the same time as in took a long position in a long collar and a long position in a call spread. It hedges a certain rank in the exchange rate value, generally low values.
5Knock out – knock in: Option combination that hedges up to a certain level of the exchange rate, and from another level of the exchange rate respectively.
6MXP means Thousands of Mexican Peso and USD means Thousands of U.S. dollars.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

Derivatives on prices of farming goods (Commodities):

Counter-party	Instrument	Underlaying	Maturity 2010	Effects on the results of operations CFR/ loss (gain)

Cargill	Swaps	Corn	March	$(445)
(OTC)

New Edge 7	Futures	Corn	March	(409)
	Futures	Corn	March	(361)
	Futures	Corn	March	(1,360)
	Futures	Corn	March	4,162
	Futures	Corn	March	(215)
	Futures	Corn	March	(314)
	Futures	Corn	March	(98)
	Puts on futures	Corn	March	(159)
	Puts on futures	Corn	March	(337)
	Puts on futures	Corn	March	(311)
	Puts on futures	Corn	March	104
	Puts on futures	Corn	March	(503)

				$(246)

7 New Edge is the broker or the commission agents for the futures or options on the futures, that the Company used to enter into these operation in this listed CBOT market on corn and soybeans forwards. See note 3, collaterals established by the broker for Bachoco.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

As at December 31, 2010:

OTC8 foreign currency option structures and forwards – finance counter-party in private agreements:

Counter- party	Instrument	Underlaying11	Notional	Maturity	Effects on the results of operations CFR/loss (gain)

Morgan Stanley	European options10	Exchange rate MXP/USD	Several in US$	January 2011	$211

	Knock out-knock in9	Exchange rate MXP/USD	Several in US$	January 2011	(199)

	Forwards	Exchange rate MXP/USD	Several in US$	January 2011	19

Deutsche Bank	Knock in9	Exchange rate MXP/USD	$150 US	January 2011	(63)

Santander	European options10	Exchange rate MXP/USD	Several in US$	January 2011	9

	Forwards	Exchange rate MXP/USD	Several in US$	January 2011	41

					$18

8Over the Counter (OTC): refers to privately agreed operations (outside of the standardized or organized futures & options exchange markets such as CBOT) with other financial or non-financial parties.
9Knock out – knock in: Option combination that hedges up to a certain level of the exchange rate, and from another level of the exchange rate respectively.
10European options: derivative financial instruments under which the buyer has the right or the obligation to buy or sell a certain amount of a underlying asset in the future.
11MXP means Thousands of Mexican Peso and USD means Thousands of U.S. dollars.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

Derivatives on prices of farming goods (commodities):

				Effects on the result of operations
Counter-party	Instrument	Underlying	Maturity	CFR/loss (gain)

Cargill	Swaps	Corn	January-May 2011	$(2,868)

(OTC)	Swaps	Soy bean	January-May 2011	(950)

New Edge12	American options	Corn	March 2011	(735)

	Futures	Corn	March 2011	(2,561)

				$(7,114)

12 New Edge is the broker or the commission agents for the futures or options on the futures, that the Company used to enter into these operation in this listed CBOT market on corn and soybeans forwards. See note 3, collaterals established by the broker for Bachoco.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

Derivatives that are designated and qualify for hedging purposes attributable to (i) one or more risks included in identified hedged items which are already recognized on the balance sheet or (ii) associated to risk exposures not yet recognized on the balance sheet.

In regard to the positions on FDI that the Company enters into and that were designated and qualify for hedge accounting purposes on one or more financial risks, its fair value amounted to a total of $8,135 and $5,801 at December 31, 2009 and 2010, respectively. Following are the details on the derivative instruments found accessing special hedge accounting models, their notional dimension, risks and effects, either on the balance sheets or in the statements of operations. The derivatives mentioned below offset the effects of the hedged items within the statement of operations, as long as they continue to qualify and be designated for hedge purposes:

Fair value hedge: The Company has entered into a several firm commitments made through contractual agreements with domestic farmers to purchase estimated grain crops denominated in US dollars at a fixed price, which constitute the hedged items. The long position in puts contracted through ASERCA only hedges the risk arising from a decrease in grain prices, set through firm commitments. These put options are designated in hedging relationships under the fair value hedge accounting model. Effective changes in fair value of grain crops associated with firm commitments attributable to price risk are recognized on the balance sheet as an asset or a liability until the contracted grain volumes are recognized as inventory. Subsequently, these put options contracted through ASERCA are partly or fully re-designated to hedge any changes in fair value of a portion of the acquired grain inventories in accordance with the fair value hedge accounting model; that is, protecting against falls in grain prices by adjusting the carrying amount of such inventory against cost of sales in the results of operations, and at the same time, the pending effects derived from changes in fair value of the primary position, lodged in current assets or current liabilities during the primary position term, against cost of sales, so as to adjust the inventory cost for the effects as determined by the fair value hedging model.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

Options listed on corn future, effective at December 31, 2009:

Counter-party	Instrument	Underlaying	Maturity	Effective offsetting effects on comprehensive financial results/loss (gain)

ASERCA	Puts	Corn	March and May 2010	$(8,135)

Options listed on corn future, effective at December 31, 2010:

Counter-party	Instrument	Underlaying	Maturity	Effective offsetting effects on comprehensive financial results/loss (gain)

ASERCA	Puts	Corn	March and May 2011	$(5,801)

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

Due to the acquired 2009 and 2010 grain price variations, the hedging effects arising from the fair value changes linked to the corn & sorghum13 prices, according to the fair value hedge model were recognized in the consolidated balance sheet as a current liability or as an adjustment to the inventory, both with correspondent offsetting effects against the option’s intrinsic value changes within comprehensive financial result in the consolidated statement of operations.

13
Sorghum price is not listed in an agriculture exchange, but its price-as feeding substitute for corn (which is negotiated and listed in the CBOT) has a high correlation with the futures prices of corn, therefore, corn prices are usually used as a sound proxy the hedge sorghum related prices exposure.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

At December 31, 2009:

Grain inventories adjusted to fair value hedge14:

Description	Risk covered and secondary assigned	Changes in the fair value of the firm commitment recognized within the balance sheet

Firm Commitments with a fix price and USD denominated to sorghum and corn purchases agreements	ASERCA Puts that were re-designated as to hedge the fair value of Commodity grain inventories from losing fair value, attributable to lower grain prices	$(8,135)

At December 31, 2010:

Grain inventories adjusted to fair value hedge14:

Description	Risk covered and secondary assigned	Changes in the fair value of the firm commitment recognized within the balance sheet

Firm Commitments with a fix price and USD denominated to sorghum and corn purchases agreements	ASERCA Puts that were re-designated as to hedge the fair value of Commodity grain inventories from losing fair value, attributable to lower grain prices	$(5,801)

14
These represent contracts the Company enters into with an unrelated party that can be executed through legal means and specify the amount the Company expects to exchange, the fixed price, the currency and the transaction schedule, among other important aspects.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

(10-b)	Investment in primary financial securities at December 31, 2009 and 2010-

The Company keeps investments in primary financial debt instruments and equity instruments at December 31, 2009 and 2010, both in U.S. dollars and Mexican pesos, as follows:

	2009			2010
For trading16	Book value	Fair value	Interest15 rates	Book value	Fair value	Interest15 rate

Mexican peso denominated debt securities:
Government issued	$748,251	748,251	4.63%	$-	-	-
Bank issued	1,228,755	1,228,755	4.79%	3,150,010	3,150,010	5.01%
Commercial paper	1	1	8.34%	31,150	31,150	8.31%
Repo	-	-		203,410	203,410	4.55%

	$1,977,007	1,977,007		$3,384,570	3,384,570

U.S. dollars denominated debt securities:
Government issued	$-	-	-	$359	359	0.27%
Bank issued	68,981	68,981	6.63%	-	-	-
Commercial paper	117,706	117,706	6.41%	19,121	19,121	6.40%
	186,687	186,687		19,480	19,480

Total	$2,163,694	2,163,694		$3,404,050	3,404,050

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

	2009			2010
For trading16 maturity over 90 days	Book value	Fair value	Interest15 rates	Book value	Fair value	Interest 15 value

Mexican peso denominated debt securities:
Government issued	$30,449	30,449	4.95%	$32,395	32,395	5.25%
Bank issued	31,232	31,232	8.31%	-	-	-
Commercial paper	81,898	81,898	8.34%	70,487	70,487	6.03%

	$143,579	143,579		$102,882	102,882

U.S. dollars denominated debt securities:
Bank issued	$737	737	6.63%	$14,593	14,593	5.82%
Commercial paper	7,524	7,524	6.57%	91,873	91,873	7.31%
	$8,261	8,261		$106,466	106,466

Total	151,840	151,840		209,348	209,348

	2009			2010
Held to maturity	Book value	Fair value	Interest15 rates	Book value	Fair value	Interest 15 value

Pesos:
Commercial paper	$48,415	48,415	8.2%	$36,725	36,725	4.87%

	2009		2010
For trading without maturity:	Book value	Fair value	Book value	Fair value

U.S. dollars:
Equity instruments	-	-	5,124	5,124
	$-	-	5,124	5,124

15 Average interest rate in the category

16 Accrued interest as of December 31, 2010 is not reported in this presentation. The total interest earned on primary financial instruments as of that date amounts to $4,691.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

The Company has diversified its investment portfolio into government, bank, corporate or commercial instruments, and equity securities. These financial instruments have been classified by the Company into two categories: for “trading” and “held-to-maturity” securities under FRS C-2.

As far as the primary financial instruments classified as trading securities are concerned, as of December 31, 2010 the Company’s investment is largely in bank instruments. Ninety-nine percent of this investment is made in recognized national banking institutions, and the weighed average term of these investments is eleven (11) days.

As for held-to-maturity securities, in May 2010, the Company acquired through a voluntary exchange of debt certificates, 485,995 debt certificates issued by Tiendas Comercial Mexicana, S.A. de C.V., maturing in 2016. At the acquisition date, the Company made a decision to classify such certificates as “held-to-maturity securities” in accordance with FRS C-2.

(11)	Commitments and contingencies-

a)
The Company has entered into operating leases for certain offices, production sites, and automotive and computer equipment. Most leases contain renewal options. These agreements have terms between one and five years. Rental expense under these leases was as follows:

Year ended December 31,	Amount

2008	$167,871
2009	177,292
2010	197,504

b)	There is a contingent liability arising from the labor obligations mentioned in note 2m.

c)
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

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

d)	In accordance with Mexican tax law, the tax authorities are entitled to examine transactions carried out during the five years prior to the most recent income tax return filed.

e)	The Company has agreed contracts to supply grain from third parties as part of the normal course of operations.

f)
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

(12)	Other taxes payable and other accruals-

An analysis of other taxes payable and other accruals as follows:

	2009	2010
Other accounts payable	$90,923	$35,963
Expenses payable	162,467	148,357
Trade advances	53,693	66,189
Employee statutory profit sharing	38,149	37,921
IMSS (1)	33,847	35,073
INFONAVIT (3)	28,724	30,743
Payroll taxes	13,035	21,277
SAR (2)	6,020	6,266
Taxes payable	5,465	6,520
Salaries payable	4,313	4,924
Interests payable	1,134	489

Total	$437,770	$393,722

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

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

(3) INFONAVIT (a Government institution that provides mortgages to employees): The Company is required to make contributions to this entity based on approximately 5% of the employees’ salaries, subject to certain limits. The Company has a duty to pay these contributions every two months.

(13)	Foreign currency position-

a)
A summary of the Company’s monetary assets and liabilities denominated in U.S. dollars (the only foreign currency) translated into reporting currency, as of December 31, 2009 and 2010, were as follows:

	Pesos
	2009	2010
Assets:
Cash and cash equivalents	$195,495	$357,933
Primary financial instruments	8,261	106,466
Other accounts	3,753	6,926
Advances to suppliers (included in inventories and property, plant and equipment)	368,099	170,170
	575,608	641,495
Liabilities:
Accounts payable	(892,691)	(770,931)

Net liability	$(317,083)	$(129,436)

b)
As of December 31, 2009 and 2010, the exchange rate was $13.08 and $12.37 per US dollar, respectively. At June 16, 2011, date of issuance of the consolidated financial statements the exchange rate was $11.79 per US dollar.

c)	As of December 31, 2009 and 2010, foreign exchange (loss) gains, net amounting to $(37,934) and $11,082, respectively, were recorded.

d)	At December 31, 2010 the Company had the foreign exchange hedging instruments mentioned in note 10a.

(14)	Labor obligations-

The Company has a defined benefit pension plan covering non unionized personnel. The benefits are based on years of service and the employee’s compensation. The Company makes annual contributions to the plan equal to the maximum amount that can be deducted for income tax purposes based on the projected unit credit method.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

Plan contributions and benefits paid were as follows:

	Plan Contributions			Benefits paid
	2008	2009	2010	2008*	2009	2010

Termination	$-	-	-	$21,489	-	-
Retirement	17,450	17,436	14,039	2,865	2,382	2,934

Total	$17,450	17,436	14,039	$24,354	2,382	2,934

* The amount of payments reported in 2008 considers those charged to the net liabilities and fund.

The cost, obligations and other elements of the pension, seniority premium and severance compensation plans for reasons other than restructuring, mentioned in note 2m, have been determined based on computations prepared by independent actuaries at December 31, 2008, 2009 and 2010. The components of the net periodic cost for the years ended December 31, 2008, 2009 and 2010, were as follows:

	Benefits
	Termination			Retirement
	2008	2009	2010	2008	2009	2010
Net periodic cost:
Service cost	$13,122	13,898	14,720	$18,539	16,187	18,962
Interest cost	5,324	6,220	6,605	19,880	20,043	22,453
Return on plan assets	-	-	-	(18,683)	(19,307)	(22,508)
Net actuarial loss (gain)	7,012	7,171	24,597	(380)	(1,982)	(1,816)
Prior service cost:
Amortization of prior service cost and plan modifications	-	-	-	1,885	1,885	1,885
Amortization of transition liability	4,828	4,828	4,828	5,448	5,448	5,448
Net periodic cost	$30,286	32,117	50,750	$26,689	22,274	24,424

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

The present value of benefit obligations of the plans at December 31, 2009 and 2010, is as follows:

	Benefits
	Termination			Retirement
	2008	2009	2010	2008	2009	2010

Acumulated Benefit Obligation (ABO)	$52,131	64,328	91,255	$138,077	151,796	152,737

Projected Benefit Obligation (PBO)	70,915	76,988	95,216	210,319	240,968	275,550

Plan asset at fair value	-	-	-	(188,815)	(223,778)	(256,382)
Projected benefit obligation over plan assets	70,915	76,988	95,216	21,504	17,190	19,168

Unrecognized ítems:
Transition liability	(18,370)	(13,542)	(8,714)	(21,793)	(16,345)	(10,896)
Plan modifications	-	-	-	(25,437)	(23,552)	(21,667)
Actuarial gains	-	-	-	53,871	53,890	53,350

Projected liability, net	$52,545	63,446	86,502	$28,145	31,183	39,955

	Benefits
	2008	2009	2010

Discount rate (net of inflation)	9.75%	9.50%	8.00%
Rate of compensation increase*	4.50%	4.50%	4.50%
Expected return on plan assets	9.75%	9.75%	9.00%
Amortization period of unrecognized items (applicable to retirement benefit)	19.66 years	19.33 years	19.06 years

* Salary increases, including past practice, trends in the market and compensation scheme (average salary increase earned if performance is satisfactory).

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

Below is the determination of benefit obligations of the plan at December 31, 2008, 2009, and 2010:

	Retirement benefits 2008
	Seniority premium	Pension plan	Total
Defined benefit obligations:
Obligations of defined benefits at the beginning of year	$32,095	199,333	231,428
Current labor cost	2,658	15,880	18,538
Interest cost	2,743	17,137	19,880
Actuarial gain and losses	(3,187)	(51,298)	(54,485)
Benefits paid	(1,329)	(3,713)	(5,042)
Defined benefit obligations at end of year	$32,980	177,339	210,319

	Retirement benefits 2009
	Seniority premium	Pension plan	Total
Defined benefit obligations:
Obligations of defined benefits at the beginning of year	$32,980	177,339	210,319
Current labor cost	3,034	13,153	16,187
Interest cost	3,130	16,913	20,043
Actuarial gain and losses	1,439	(2,836)	(1,397)
Benefits paid	(1,801)	(2,383)	(4,184)
Defined benefit obligations at end of year	$38,782	202,186	240,968

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

	Retirement benefits 2010
	Seniority premium	Pension plan	Total
Defined benefits obligations:
Obligation of defined benefit at the beginning of year	$38,782	202,186	240,968
Current labor cost	3,675	15,287	18,962
Interest cost	3,574	18,879	22,453
Actuarial gain and losses	1,523	(3,809)	(2,286)
Benefits paid	(1,613)	(2,934)	(4,547)
Defined benefit obligations at end of year	$45,941	229,609	275,550

Below is the determination of plan assets at 31 December 2008, 2009 and 2010:

	Retirement benefits 2008

	Seniority premium	Pension plan	Total
Plan assets:
Plan asset at the beginning of year	$-	182,017	182,017
Yield expected	-	(8,475)	(8,475)
Company contributions	-	17,450	17,450
Benefits paid	-	(2,177)	(2,177)

Plan assets at end of year	$-	188,815	188,815

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

	Retirement benefits 2009
	Seniority premium	Pension plan	Total
Plan assets:
Plan asset at the beginning of year	$-	188,815	188,815
Yield expected	-	19,307	19,307
Actuarial gain and losses	-	602	602
Company Contributions	-	17,436	17,436
Benefits Paid	-	(2,382)	(2,382)

Plan assets at end of year	$-	223,778	223,778
	Retirement benefits 2010

	Seniority	Pension
	premium	plan	Total
Plan assets:
Plan asset at the beginning of year	$-	223,778	223,778
Yield expected		22,507	22,507
Actuarial gains and losses	-	(1,008)	(1,008)
Company contributions	-	14,039	14,039
Benefits paid	-	(2,934)	(2,934)

Plan assets at end of year	$-	256,382	256,382

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

Following is a detailed description of the current amounts and the amounts for the previous four annual periods derived from the defined benefit obligations, the reasonable value of the plan’s assets and the adjustments on the plan assets and liabilities, based on experience:

	Seniortiy premium*

	2006	2007	2008	2009	2010
Defined benefit obligations	$49,097	56,601	59,086	66,711	83,871
Plan assets	-	-	-	-	-
Plan status	$49,097	56,601	59,086	66,711	83,871

*	The results of seniority premium include retirement and termination, due to the fact that this division did not exist in prior years in accordance with the Bulletin D-3.

	Pension plan

	2006	2007	2008	2009	2010
Defined benefit obligations	$189,355	199,333	177,339	202,186	229,609
Plan assets	(160,421)	(182,017)	(188,815)	(223,778)	(256,382)

Plan status	$28,934	17,316	(11,476)	(21,592)	(26,773)

The distribution of assets listed by category at the end of 2008, 2009 and 2010, are as follows:

	2008	2009	2010

Fixed rate investment	77%	75%	75%
Variable rate investment	23%	25%	25%

Total	100%	100%	100%

The distribution of the assets reflects the strategy that was used to optimize the return rate on the plan and the fund's results, within the framework of an appropriate risk level.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

(15)	Stockholders’ Equity-

a)	As of December 31, 2008, 2009 and 2010, the Company’s capital stock is represented by 600,000,000 “B” shares with a par value of $1 peso each. All shares issued and outstanding have voting rights.

b)
In 2008, 2009 and 2010, the Company declared and paid cash dividends at nominal values of $353,880, $250,045 and $250,082, respectively, or $0.59, $0.42 and $0.42 respectively, per share in nominal pesos.

c)
The Mexican Corporation Law requires that at least 5% of each year’s net income be appropriated to increase the legal reserve until such reserve is equal to 20% of capital stock issued and outstanding. The balance of the legal reserve at December 31, 2008, 2009 and 2010, included in retained earnings, was $209,399.

d)
The Company approved a stock repurchase plan in 1998, in conformity with the Mexican Securities Trading Act, providing a stock repurchase reserve for that purpose of $180,000 ($303,861 expressed in constant Mexican pesos at December 31, 2007) through the appropriation of retained earnings in 1998. During 2007 and 2008 no shares were repurchased or sold. In 2009, the Company repurchased and sold 147 thousand of shares. The repurchase value was for $1,880 and the sales value was for $2,959, resulting in a gain of $1,079, recorded as additional paid in capital. During 2010 the Company repurchased 200 thousands of shares for $5,167; the Company estimates that such shares will be sold during 2011.

e)
The Company is required to pay taxes on dividends distributed to stockholders only to the extent that the payment made exceeds the balance of the “net tax profit account” (CUFIN), which is used to control earnings on which income tax has already been paid. Income tax paid on dividends refers to a tax payable by corporate entities and not by individuals.

f)
The Company obtains the majority of its revenues and net profit from Bachoco,      S.A. de C.V. (“BSACV”). For the years 2008, 2009 and 2010, pretax (loss) income of BSACV, represented approximately (94%), 98%, and 98% respectively of Bachoco’s consolidated pretax (loss) income.

Dividends on which BSACV has paid income tax will be credited to the Company’s “CUFIN” account and, accordingly, no further income tax will be paid when such amounts are distributed as dividends to the Company’s stockholders.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

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

h)
Stockholders contribution restated as provided for by the tax law (CUCA), aggregating $2,162,080, may be refunded to stockholders tax-free, to the extent that such contribution equals or exceeds stockholders’ equity.

(16)	Income Tax (IT), Asset Tax (AT), and Flat Rate Business Tax (IETU) and Employee Statutory Profit Sharing (ESPS)-

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

In 2009, a tax reform was authorized by which, beginning in 2010, the tax rate is increased from 19% to 21% in the simplified regime. The result of this change is recognized in 2009, as a charge of $188,754, which is reflected in deferred taxes under the item “Adjustment to deferred tax assets and liabilities for enacted changes in tax laws and rates”.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

The simplified regime establishes that the taxable base for income tax is determined on revenues collected net of deductions paid (cash basis). The tax rate for this regime was 19% from 2007 to 2009 and 21% for 2010 and thereafter.

The IT rate of the general regime for fiscal years 2010 to 2012 30%, for 2013 the rate shall be 29% and for 2014 and thereafter 28%.

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

If negative IETU base is determined because deductions exceed income, there will be no IETU payable. The amount of negative base multiplied by the IETU rate results in a IETU credit, which may be applied against IT for the same year or, if applicable, against IETU payable in the next ten years. According to the tax law, the IETU credit can not be applied against IT for 2010.

c)	Asset tax (AT)-

In 2007, a new law was enacted that resulted in the derogation of the AT Law beginning on January 1, 2008. In 2007, the asset tax rate was payable at 1.25% and liabilities were no longer deductible from the asset tax base.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

At December 31, 2010, the Company had $4,859 in Asset Tax credits and such recoverable AT will expire, as follows:

	Asset tax
	restated at
	December 31,	Year of
Base year	2010	expiration

2005	$1,556	2015
2006	3,303	2016

	$4,859

d)	Income tax charged to operations-

For the years ended December 31, 2008, 2009 and 2010, income tax (credited) charged to results of operations was as follows:

	2008	2009	2010

Current income tax	$78,559	$103,482	$495,828
Flat rate business tax	108	371	18
Deferred income tax	(352,686)	302,505	7,569

Total (benefit) income tax expense	$(274,019)	$406,358	$503,415

Income tax and employee statutory profit sharing expense attributable to income before income taxes differed from the amounts computed by applying the Mexican statutory IT rates of 19% and 21% for 2009 and 2010, respectively, and 10% employee statutory profit sharing to income, as a result of the items shown in the next page:

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

	2008		2009		2010
	IT	ESPS	IT	ESPS	IT	ESPS

Computed “expected” tax (benefit) expense	$(220,411)	(116,006)	230,927	121,540	$522,846	248,974
Add ESPS expense	-	3,298	-	3,300	-	3,369
Increase (decrease) in income taxes resulting from:
Effects of inflation, net	(69,435)	-	(50,596)	-	(66,504)	-
Non-deductible expenses	3,646	251	4,538	183	8,032	1,872
Adjustment to deferred tax assets and liabilities for enacted changes in tax laws and rates	-	-	188,754	-	-	-
Subsidiaries not subject to labor obligations	-	147,174	-	(92,661)	-	(226,341)
Effect of companies outside simplified regime	(31,413)	-	38,163	-	31,661	-
Change in the valuation allowance for deferred tax assets	23,402	-	8,130	-	17,164	-
Other, net	20,192	(1,736)	(13,558)	639	(9,784)	5,822

IT and ESPS (benefit) expense	$(274,019)	32,981	406,358	33,001	$503,415	33,696

e)	Deferred income tax-

Based on the financial projections of taxable income, the Company estimated that it will pay income tax (IT); therefore, deferred tax effects as of December 31, 2009 and 2010 have been recorded reflecting the IT basis.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

The components of the Company’s deferred income tax assets and liabilities are as follows:

	2009	2010
Deferred tax assets:
Accounts payable	$438,174	$493,645
Labor obligations	24,350	33,407
ESPS payable	11,349	11,311
Effects on derivative financial instruments	-	1,635
Recoverable AT	4,654	4,859
Tax loss carryforwards	89,698	17,698
Others	-	1,006
Total gross deferred tax assets	568,225	563,561
Less valuation allowance	36,145	53,309
Net deferred tax assets	532,080	510,252

Deferred tax liabilities:
Inventories	838,854	842,767
Accounts receivable	170,667	190,082
Property, plant and equipment, net	1,525,593	1,490,183
Other deductions	16,261	16,370
Effects on derivative financial instruments	2,286	-

Total gross deferred tax liabilities	2,553,661	2,539,402
Net deferred tax liability	$2,021,581	$2,029,150

Effective January 1, 2008, Mexican FRS D-4, “Tax on earnings” supersedes Bulletin D-4 and Circular 54. Therefore, the Company wrote-off $288,580 against retained earnings, which relates to the additional deferred tax liability previously determined as at December 31, 2007 under the stockholders´equity method.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

The valuation allowance for deferred tax assets as of January 1, 2009 and 2010 amounted to $28,015 and $36,145, respectively. The net change in the total valuation allowance for the years ended December 31, 2008, 2009 and 2010, was an increase of $23,402, $8,130 and $17,164, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

f)	Tax loss carryforwards-

As of December 31, 2010, the Company has tax loss carryforwards restated in accordance with the current Mexican Tax Law, which can be used to offset future taxable income in the next ten years, as follows:

Tax loss carryforwards as adjusted by inflation through December 31, 2010
	Year of	Restated
Base year	expiration	Amount

2007	2017	$3,149
2008	2018	45,496
2009	2019	12,523
2010	2020	510
		$61,678

g)	Equity tax value-

As of December 31, 2009 and 2010, the tax value of the Company’s equity, which will not be subject to taxation, comprised the following:

	2009	2010

Restated contribution capital (CUCA)	$2,070,958	$2,162,080
Net tax profit account (CUFIN) and net reinvested tax profit account (CUFINRE)	2,622,015	4,203,221

Total	$4,692,973	$6,365,301

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

h)	Employee statutory profit sharing

Industrias Bachoco, S.A.B de C.V. and BSACV have no employees, but each of the subsidiaries of the Company that has employees is required under Mexican law to pay employees, in addition to their compensation and benefits, statutory profit sharing in an aggregate amount equal to 10% of such subsidiary’s taxable income subject to certain adjustments.

(17)	Other income (expense), net-

As of December 31, 2008, 2009 and 2010, other income and expense net, were as follows:

	2008	2009	2010
Other income:
Sales of waste animals, raw material, by-products and others	$187,911	$139,555	$202,523
Tax incentives	44,899	5,496	-
Others	8,106	-	-

Total other income	240,916	145,051	202,523

Other expense:
Cost of waste animals, raw material, byproducts and other	(200,960)	(162,957)	(223,537)
Employee statutory profit sharing	(32,981)	(33,001)	(33,696)
Others	(27,933)	(14,282)	(40,605)

Total other expense	261,874	(210,240)	(297,838)

Total other expense, net	$(20,958)	$(65,189)	$(95,315)

(18)	Segment financial information-

The segments to be reported are organized by product line. Inter-segment transactions have been eliminated. Our Poultry segment is comprised of our chicken and egg products due to their similarity in risks and benefits. The information included under “Others” corresponds to pigs, balanced animal feed and other non-significant sub-products. The segment information is as shown in the next page:

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

	As of and for the year ended at December 31, 2008
	Poultry	Others	Total
Net revenues	$17,594,994	2,530,327	20,125,321
Cost of sales	(15,171,145)	(2,311,323)	(17,482,468)
Gross profit	2,423,849	219,004	2,642,853
Interest income	168,283	5,411	173,694
Valuation effects of financial instruments	(1,666,821)	-	(1,666,821)
Interest and financial expenses	(16,691)	(19,511)	(36,202)
Income taxes	292,563	(18,544)	274,019
Net controlling interest income	(939,068)	60,020	(879,048)
Property, plant and equipment, net	10,422,423	266,812	10,689,235
Goodwill, net	212,833	88,015	300,848
Total assets	18,386,409	1,068,562	19,454,971
Total liabilities	5,039,205	336,347	5,375,552
Capital expenditures	1,140,843	15,325	1,156,168
Expenses not requiring cash disbursement:
Depreciation and amortization	594,704	21,654	616,358

	As of and for the year ended at December 31, 2009
	Poultry	Others	Total
Net revenues	$20,567,944	2,694,906	23,262,850
Cost of sales	(16,900,540)	(2,426,219)	(19,326,759)
Gross profit	3,667,404	268,687	3,936,091
Interest income	149,160	21,495	170,655
Valuation effects of financial instruments	(174,603)	-	(174,603)
Interest and financial expenses	(77,052)	(14,274)	(91,326)
Income taxes	(370,734)	(35,624)	(406,358)
Net controlling interest (loss) income	702,344	95,256	797,600
Property, plant and equipment, net	10,497,525	412,601	10,910,126
Goodwill, net	212,833	88,015	300,848
Total assets	18,706,330	1,171,549	19,877,879
Total liabilities	4,817,238	422,178	5,239,416
Capital expenditures	857,772	130,478	988,250
Expenses not requiring cash disbursement:
Depreciation and amortization	621,324	41,306	662,630

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

	As of and for the year ended at December 31, 2010
	Poultry	Others	Total
Net revenues	$22,229,505	2,485,951	24,715,456
Cost of sales	(17,377,938)	(2,122,739)	(19,500,677)
Gross profit	4,851,567	363,212	5,214,779
Interest income	154,203	11,443	165,646
Valuation effects of financial instruments	18,850	-	18,850
Interest and financial expenses	(65,007)	(8,512)	(73,519)
Income taxes	(463,616)	(39,799)	(503,415)
Net controlling interest (loss) income	1,896,160	90,166	1,986,326
Property, plant and equipment, net	10,283,410	303,911	10,587,321
Goodwill, net	212,833	88,015	300,848
Total assets	20,109,011	1,088,757	21,197,768
Total liabilities	4,407,236	422,178	4,829,414
Capital expenditures	547,965	12,621	560,586
Expenses not requiring cash disbursement:	-	-	-
Depreciation and amortization	664,054	28,586	692,640

Revenues from our poultry segment are analyzed as follows:

	As of and for year ended at December 31, 2008
	Chicken	Eggs	Total

Net revenues	$15,486,614	2,108,380	17,594,994

	As of and for year ended at December 31, 2009
	Chicken	Eggs	Total

Net revenues	$18,211,109	2,356,835	20,567,944

	As of and for year ended at December 31, 2010
	Chicken	Eggs	Total

Net revenues	$20,127,721	2,101,784	22,229,505

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

(19)	Recently issued financial accounting standards-

The Mexican Board for Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera or CINIF) has issued the FRS and Revisions listed below:

a)
FRS B-5 “Segment financial information” - FRS B-5 is effective beginning January 1, 2011, with retrospective application.  The principal changes as compared to superseded Bulletin B-5 – “Segment financial information” include the following:

•
The information to be disclosed by operating segment is the information regularly used by top management and does not require segmentation into primary and secondary information or into segments identified based on products or services (economic segments), geographical areas, and homogeneous customer groups. Additionally, disclosure by the entity as a whole of information on its products or services, geographical areas and principal customers and suppliers is required.

•	FRS B-5 does not require that the entity’s business areas be subject to different risks to qualify as operating segments.

•	Business areas in pre-operating stage may be classified as operating segments.

•
FRS B-5 requires disclosing separately by segment, interest revenue and expense, as well as all other components of comprehensive financial results (CFS). In specific cases, disclosure of net interest income is permissible.

•	Disclosure of the liability amounts included in the usual operating segment information normally used by top management for making the entity’s operating decisions is required.

Management is in process of evaluating the effects of this new Mexican FRS.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

b)
FRS C-4 “Inventories”- FRS C-4 is effective beginning January 1, 2011 with retrospective application, supersedes Bulletin C-4 and establishes new valuation, presentation and disclosure rules for initial and subsequent recognition of inventories on the balance sheet.  The principal changes are as follows:

•	FRS C-4 eliminates: a) direct costing as a valuation system and, b) the inventory cost assignment formula (formerly method) referred to as Last In – First Out (LIFO).

•	Inventory cost can only be modified solely to “Lower of cost or market value, except that the net realizable value is not to exceed market value.”

•
FRS C-4 establishes that the following types of inventories are beyond scope: a) from the constructor’s viewpoint, work in process, b) financial instruments, and, c) biological assets related to agricultural activities and agricultural products up to the harvest point.

•
FRS C-4 provides that the following types of inventories are exempted from the valuation requirements, but are subject to all other requirements established by the standard: a) producers of agricultural and forestry products, agricultural products after harvest and minerals and mineral products, and b) intermediaries trading in commodities.

•
For inventories acquired on an installment payment basis, the difference between the purchase price under normal credit conditions and the amount paid must be recognized as financial cost during the financing period.

•
Under certain circumstances, estimates of impairment losses on inventories recognized in a prior period may be deducted or charged off against results of operations for the period in which such modifications occur.

•	Items whose benefits and risks have already been transferred to the entity must be recognized as inventories; therefore, prepayments are not part of inventory.

Management estimates that the effects of adopting this new FRS will be immaterial.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

c)	FRS C-5 “Prepayments”– FRS C-5 is effective beginning January 1, 2011, with retrospective application, supersedes Bulletin C.5, and includes primarily the following changes:

•
Advances for purchase of inventories (current assets) or property, plant and equipment and intangible assets (non-current assets), among others, must be reported under prepayments provided the benefits and risks inherent in the assets to be acquired or the services to be received have not yet been transferred to the entity.  Furthermore, prepaid expenses must be reported based on the nature of the item to be acquired, either under current assets or non-current assets.

•
When an impairment loss on the value of prepayments occurs, the unrecoverable amount must be reported in the income statement. Additionally, if the necessary conditions exist, the impairment effect may be reversed and recorded on the income statement for the related future period.

•
Among other things, the following must be disclosed in notes to financial statements: breakdown of pepayments, accounting policies for recognition and impairment losses, as well as relevant reversal of impairments.

Management estimates that the effects of adopting this new FRS will be immaterial.

d)
FRS C-6 “Property, plant and equipment”- FRS C-6 is effective beginning January 1, 2011, except for changes arising from segregation into the components of property, plant and equipment items having a clearly different useful life, which will be effective for fiscal years beginning on or after January 1, 2012.  The accounting changes resulting from the initial application of this FRS must be prospectively recognized.  The principal changes with respect to the superseded Bulletin include the following:

•	Property, plant and equipment to develop or maintain biological and extraction industry assets are within the scope of this FRS.

•	The treatment for asset exchanges based on the economic substance is included.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

•	The bases for determination of the residual value of a component are added.

•	The requirement to assign an appraised value to property, plant and equipment acquired at no cost or at an inadequate cost is eliminated.

•	Depreciation for components representative of a property, plant and equipment item is mandatory, independently of the depreciation of the rest of the item as if it were a single component.

•	Depreciation of idle components must continue, unless depreciation is determined based on the activity.

Management is in the process to evaluate the effects of this new Mexican FRS.

e)	FRS C-18 “Property, plant and equipment retirement obligations” – FRS C-18 is effective beginning January 1, 2011, and primarily provides for the following:

•	Requirements that must be considered for valuation of a (Fixed Asset) component retirement obligation.

•	Requirement to recognize retirement obligations as a provision that increases the acquisition cost of a component.

•
How changes in the valuation of retirement obligations (provisions) resulting from revisions to the cash flows, the periodicity for settlement and the suitable discount rate to be used must be recognized for accounting purposes.

•	Use of a suitable discount rate on estimated future cash flows, incorporating the cost of money and the entity’s credit risk

•	Use of the expected present value technique to determine the best estimate for retirement obligations.

•	Disclosures that are to be made in case an entity has component retirement obligation.

Management is in the process to evaluate the effects of this new Mexican FRS.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

f)	2011 FRS Revisions

In December 2010, the Mexican Board for Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera or CINIF) issued the document referred to as “2011 FRS Revisions”, which contains precise modifications to some FRS. The modifications that bring about accounting changes are listed below.

•
Bulletin C-3 “Accounts receivable” - Recognition of interest income on accounts receivable when accrued is established, provided the relevant amount is reliably valued and likely to be recovered.  Furthermore, it is provided that interest income on accounts receivable unlikely to be recovered must not be recognized.   These revisions are effective beginning January 1, 2011 and are retrospectively applicable.

•
FRS C-10 “Derivative financial instruments and hedging activities” – The revisions to this new FRS are effective beginning January 1, 2011, with retrospective application.  The principal revisions include the following:

•	Certain effects of hedge effectiveness may be excluded.

•	An intra-group transaction may be recognized as hedging only when the functional currencies of the related parties are different from each other.

•	Reporting of the effect of the hedged interest rate risk is required, when a portfolio portion is the hedged position.

•	Account margins must be reported separately.

•
In a hedge relationship, a proportion of the total amount of the hedging instrument may be designated as the hedging instrument. The impossibility of designating a hedge relationship for a portion of the term of the hedging instrument is specified.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

•
Bulletin D-5 “Leases”- The discount rate to be used on capital leases is established, disclosures related to such leases are added, and the timing for recognition of the gain or loss on a sale and leaseback transaction is modified.  Application is on a prospective basis, except for the changes in disclosures, which must be retrospectively recognized and are effective beginning January 1, 2011.

Management is in the process of evaluating the effects of these Mexican Revisions.

(20)	Financial reporting requirements for Public Companies -

On January 27, 2009, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores “CNVB”) in Mexico revised its “General Provisions applicable to Securities Issuers and other Securities Market Participants” to require that ciertain public entities reporting financial information through the Mexican Stock Exchange (“BMV”), beginning 2012 are mandatorily to prepare and report their financial information under International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Industrias Bachoco, S.A.B. de C.V. (the “Company”) was notified by the CNBV about the applicability of the aforementioned requirements, and began working on its project for conversion from Mexican Financial Reporting Standards (Mex NIF) to IFRS.

In this regard, the IFRS require that comparative financial information be reported, and concerning the statement of financial position, the presentation of a statement of financial position as of the beginning of the comparative year (transition date) is additionally required. Based on the foregoing, and given that 2012 will be the official IFRS adoption year for the Company,  January 1, 2011 will be the date of IFRS transition, date on which all the IFRS transition adjustments will be recognized on the statement of financial position and beginning on which accounting for transactions under IFRS will start.  Therefore, 2011 will be the last year to be reported under Mex FRS (Mex NIF).

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

As a result of the IFRS adoption in 2012 and given that the conversion project is currently underway, the captions of the Company’s financial statements that could be significantly impacted by the IFRS adoption are listed below:

•	Property, plant and equipment
•	Deferred income taxes
•	Labor obligations
•	Capital stock
•	Additional paid-in capital
•	Retained earning

(21)	Differences between Mexican Financial Reporting Standards and United States Generally Accepted Accounting Principles

The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“MexFRS”), which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

The principal differences between MexFRS and U.S. GAAP, as they relate to us, are described below with an explanation, where appropriate, of the method used to determine the adjustments that affect net income and stockholders’ equity, or additional disclosures as applicable.

Effects of inflation

MexFRS B-10 “Effects of inflation" (applicable for years beginning on or after January 1, 2008), supersedes Bulletin B-10 of MexFRS "Recognition of the effects of inflation on the financial information", and its fifth amendment documents as well as the related circulars and Mexican Interpretation of Financial Reporting Standards. The main consideration established by this MexFRS is the recognition of the effects of inflation when an entity operates in an inflationary economic environment (defined as when cumulative inflation over the immediately preceding 3-year period is equal to or greater than 26%) applicable as from January 1, 2008. Therefore, the last restatement factor applied to financial statements for the year ended December 2007 was 1.0376, which corresponds to the annual rate of inflation from December 31, 2006 to December 31, 2007, based on the Mexican National Consumer Price Index (NCPI) published by Banco de Mexico.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

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

Cash flow information

As it is mentioned in note 2w (b), MexFRS B-2 “Statement of cash flow” was revised and changes are effective beginning January 1, 2010. The changes in the presentation were recognized retrospectively and are related to “available on demand-investment” that should be highly liquid (original maturities of three months or less).

For U.S. GAAP purposes, FASB ASC Topic 230 “Statement of Cash Flows” (SFAS 95, Statement of Cash Flows), does not provide guidance with respect to inflation adjusted financial statements; however, there are not inflation effects starting January 1, 2008 as it is mentioned in previous paragraphs.

At December 31, 2008, 2009 and 2010, restricted cash amounting to $223,921, $8,270 and $8,899, respectively, are being reclassified for U.S. GAAP purposes from the line-item “cash and cash equivalents” to “restricted cash”, within investing activities, since such restricted cash does not meet the definition of cash equivalents according to FASB ASC Topic 230 Statement of cash flows (SFAS 95 Statement of cash flows).

Consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as presented in the following page:

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

Cash Flow Information	Years ended December 31,
	2008	2009	2010
OPERATING ACTIVITIES:
Net (loss) income under U.S. GAAP	$(876,358)	$798,440	$1,977,951
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	620,041	667,354	697,364
Deferred income tax	(341,925)	291,459	50,949
Impairment on investment securities	13,116	-	-
Unrealized loss (gain) on derivative financial Instruments	887,174	(785,398)	(1,625)
Loss on sale of plant and equipment	49,485	88,186	148,571
Labor obligations, net period cost	48,345	46,682	42,865
	399,878	1,106,723	2,916,075
Changes in assets and liabilities:
Accounts receivable	$(165,763)	$(44,359)	$(60,654)
Inventories and biological assets	(768,084)	274,541	(945)
Prepaid expenses and other accounts receivable	(24,703)	(934)	16,265
Accounts payable	513,919	2,058	(81,696)
Related parties payable	23,517	17,277	(6,740)
Other taxes payable and other accruals	93,694	109,168	(44,048)
Labor obligations, net	(41,805)	(40,452)	(18,749)
Derivative financial instruments	(122,126)	-	-
Cash flows (used in) provided by operating activities to next page	$(90,973)	$1,424,022	$2,719,508

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

	Years ended December 31,
	2008	2009	2010
Cash flows (used in) provided by operating activities from previous page	$(90,973)	$1,424,022	$2,719,508
INVESTING ACTIVITIES:
Acquisition of property, plant and Equipment	$(1,156,168)	$(988,250)	$(560,586)
Proceeds from sale of property, plant and Equipment	57,329	16,541	42,179
Restricted cash	(223,921)	215,651	(629)
Investment securities	(61,998)	316,162	(57,507)
Other assets	(1,112)	(650)	(1,497)
Cash flows used in investing activities	$(1,385,870)	$(440,546)	$(578,040)

FINANCING ACTIVITIES:
Proceeds from issuance of notes payable to Banks	$535,100	$1,044,611	$778,955
Repayment of long-term debt and notes payable	(18,809)	(706,668)	(1,095,870)
Cash dividends paid	(353,880)	(250,045)	(250,082)
Dividends paid to non-controlling interest	-	(1,035)	(1,186)
Additional paid-in capital	-	1,079	(5,167)
Cash flows provided by (used in) financing activities	162,411	87,942	(573,350)
Net (decrease) increase in cash and Investments	(1,314,432)	1,071,418	1,568,118
Cash and cash equivalents at beginning of year	2,633,871	1,319,439	2,390,857
Cash and cash equivalents at end of year	$1,319,439	$2,390,857	$3,958,975

Supplemental disclosure of cash flows information:
	Years ended December 31,
	2008	2009	2010
Interest paid during the year	$(33,339)	$(90,192)	$(73,519)
Payment of valuation effects of financial instruments	(747,795)	177,740	-
Income taxes paid during the year	$(147,426)	$(107,158)	$(495,846)

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

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

In accordance with U.S. GAAP, under FASB ASC 905 Topic “Agriculture”, sub-topic 330 Inventory biological assets and agricultural products are to be valued at cost. Accordingly, the reconciliation between MexFRS and U.S. GAAP (loss) income for 2008, 2009 and 2010 includes a reversal of the unrealized gain on valuation of biological assets and agricultural products at fair value, which shows a decrease of $(16,358) and increases of $7,214 and $32,016, respectively.

Capitalized interest:

Under MexFRS D-6 starting January 1, 2007, capitalized interest is comprehensively measured in order to include: (i) the interest expense, plus (ii) any foreign exchange fluctuations, and less (iii) the related monetary position result, which was applicable until December 31, 2007, because of the adoption of the new MexFRS B-10 that came into effect on January 1, 2008. Although the Company adopted the policy of capitalizing the comprehensive result of financing on assets under construction, as a result of MexFRS D-6, during 2008, 2009 and 2010, there were no construction projects identified with interest expense related to debt, as described in Note 2h.

Under U.S. GAAP, interest expense incurred during the qualifying construction period must be considered as an additional cost of qualifying constructed assets to be capitalized in property, plant and equipment and depreciated over the lives of the related assets. The amount of the capitalized interest for U.S. GAAP purposes was determined by applying the weighted average interest rate of financing. During 2008, 2009 and 2010, there were no qualifying construction projects.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

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

Under U.S. GAAP, as of December 31, 2009 and 2010, the long term deferred tax liability is $1,814,053 and $1,825,344 respectively. Short term deferred tax liability is $486,738 and $526,395 as of December 31, 2009 and 2010, respectively.

The deferred tax adjustment included in the net (loss) income and stockholders’ equity reconciliations includes the effect of deferred taxes on all U.S. GAAP adjustments reflected in the reconciliation from MexFRS to U.S. GAAP. Under U.S. GAAP, the Company recognizes a deferred tax liability associated with profits originated during the simplified regime that have not paid income tax previously, but would be subject to taxation upon future distributions under the Mexican tax law. Due to the accounting change under MexFRS in 2008, this concept generates a reconciling difference to U.S. GAAP. The deferred tax liability under this concept amounted $274,953 and $309,106 as of December 31, 2009 and 2010, respectively.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

The Company is required to pay Employee Statutory Profit Sharing (ESPS) in accordance with Mexican labor law. In accordance with MexFRS D-3 “Employee Benefits”, deferred ESPS is determined under the asset and liability method at the statutory rate of 10%. This methodology is similar to the approach under FASB ASC Topic 740 “Income Taxes” (SFAS 109 Accounting for Income Taxes).

The Company’s reconciliations between MexFRS and U.S. GAAP do not include deferred ESPS since there is no amount to be booked.

Under MexFRS, current ESPS is recorded within other expenses, net. Under U.S. GAAP, ESPS is classified as selling, general and administrative expenses.

Severance indemnities

MexFRS D-3 “Labor Obligations” requires among other things, that employee benefits should be classified in four main categories; direct short-term and long term, termination and post-employment benefits. MexFRS D-3 establishes a maximum five-year period for amortizing unrecognized/unamortized items while actuarial gains or losses may be recognized as earned or incurred. Unlike termination benefits, post-employment benefit actuarial gains or losses may be immediately recognized in results of operations or amortized over the expected service life of the employees.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

Under U.S. GAAP, FASB ASC Topic 712 “Compensation-Non retirement Postemployment Benefits” required that a liability for certain termination benefits provided under an ongoing benefit arrangement such as statutorily mandated severance indemnities should be recognized in results of operations when the employers’ obligations relates to rendered services, the likelihood of future settlement is probable and the liability can be reasonably estimated. Therefore, as of December 31, 2008, 2009 and 2010, the amounts of past service cost amortized under MexFRS was $4,828, $4,828 and $4,828, respectively. Such amounts have been reversed for U.S. GAAP since these amounts had been already recognized in the results of operations under U.S. GAAP. These amounts were included in the U.S. GAAP reconciliation of net income and equity.

FASB ASC Topic 715 “Compensation-Retirement Benefits”
Under MexFRS D-3, companies must amortize transition obligations/benefits, over a maximum period of 5 years. This requirement has resulted in an increase in net periodic pension cost under MexFRS which is being reversed for US GAAP purposes.

FASB ASC Topic 715 “Compensation-Retirement Benefits”, requires companies to recognize the funded or unfunded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded or unfunded status in the year in which the changes occur through accumulated other comprehensive income to the extent those changes are included in the net periodic cost. The funded status reported on the balance sheet as of December 31, 2008, 2009 and 2010 under FASB ASC Topic 715 “Compensation-Retirement Benefits” was measured as the difference between the fair value of plan assets and the projected benefit obligation on a plan-by-plan basis.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

The components of the plan funded status that is reflected in the consolidated balance sheets as of December 31, 2009 and 2010 are as follows:

	2009
	Pension plan	Seniority premium	Severance	Total
Projected benefit obligation	$202,186	66,711	$49,059	$317,956
Market value of plan assets	(223,778)	-	-	(223,778)
(Funded) unfunded defined benefit plan (asset) liability	$(21,592)	66,711	$49,059	$94,178

	2010
	Pension plan	Seniority premium	Severance	Total
Projected benefit obligation	$229,609	83,871	$57,286	$370,766
Market value of plan assets	(256,382)	-	-	(256,382)
(Funded) unfunded defined benefit plan (asset) liability	$(26,773)	83,871	$57,286	$114,384

The asset allocations of the Company’s pension benefits as of December 31, 2009 and 2010 measurement dates were as follows:

	Pension benefits (Level 2)
	2009	2010
Asset category:
Debt securities	$223,778	$256,382
Total	$223,778	$256,382

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

Goodwill:

Beginning January 1, 2005, due to the adoption of MexFRS B-7, goodwill is no longer amortized, but rather is subject to annual impairment test, and also in interim periods when impairment indicators are noted.

For U.S. GAAP purposes, goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB ASC Topic 350, “Intangibles – Goodwill and Other”. Up to December 31, 2004, the Company recognized an accumulated effect (increase in equity) of $58,716 due to the reversal of amortization of goodwill recognized under MexFRS, restoring the goodwill amount in order to comply with U.S. GAAP. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

The Company performs its annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. In 2008, 2009 and 2010, no triggering events occurred and the annual impairment test did not reflect any impairment concern.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

Reporting comprehensive income:

For U.S. GAAP reconciliation purposes, the Company has adopted the FASB ASC Topic 220 “Comprehensive Income”, which establishes rules for reporting and disclosure of comprehensive income and its components. Comprehensive income consists of current year net (loss) income plus (less) the change in stockholders’ equity resulting from transactions and other events and circumstances from non-owner sources. For the 2008, 2009 and 2010 fiscal years the components of comprehensive income are the net (loss) income, the changes in fair value of the effective portion of derivative financial instruments, and the effect of labor obligation under FASB ASC Topic 715 “Compensation-Retirement Benefits”. Comprehensive income effects and amounts under US GAAP are disclosed in the consolidated statements of stockholder´s equity in accordance with US GAAP.

Impairment of long-lived assets:

Under US GAAP, an impairment test on long-lived assets requires a two-step process to determine the amount of any impairment loss to be recognized when events and circumstances indicated that the carrying amount may not be recoverable. The first step of this test requires the determination of whether the carrying amount of the long-lived asset is recoverable through the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). The second step requires the determination of the amount of impairment loss to be recognized by comparing the carrying amount of the asset (asset group) to its fair value. Mexican FRS does not require a two-step impairment evaluation process for long-lived assets but rather, a direct comparison is made between the recoverable amount (higher of value in use and fair value less cost to sale) and carrying value. Since there were no impairment indicators or triggering events, no impairment losses on long-lived assets have been recorded in 2008, 2009 and 2010.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

Valuation and Qualifying accounts:

Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Write-off’s for 2008, 2009 and 2010 were as follows:

		Balance at beginning of period	Charged to cost and expenses	Deductions	Balance at end of period
Allowance for
doubtful accounts	2010	$29,801	$18,743	$(15,554)	$32,990
	2009	$28,320	$12,647	$(11,166)	$29,801
	2008	$36,154	$7,637	$(15,471)	$28,320

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

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

Furthermore, where evidence exists that a financial asset held-to-maturity shall not be recovered in full, the expected loss (impairment) is recognized in the statement of operations.

Due to the financial crisis experienced in most economies around the World, several securities were no longer traded actively in the financial markets, hence the Company, in accordance with FASB ASC Topic 320 “Investment-Debt and Equity Securities”, transferred Commercial Paper classified as trading securities to the Held-To-Maturity category starting October 1, 2008.

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

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

Derivative Financial Instruments and Risk Hedging Activities

The Company accounts for derivatives and hedging activities in accordance with FASB ASC Topic 815, “Derivatives and Hedging”, which requires entities to recognize all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. For derivatives designated into qualified fair value hedging relationships, changes in the fair value are either offset through earnings against the change in fair value of the hedged item attributable to the risk being hedged or if a qualified cash flow hedging relationship is designated, the effective portion changes on the fair value of the derivatives are recognized in accumulated other comprehensive income. Amounts are reclassified from accumulated other comprehensive income into earnings when the hedged item is recognized in earnings affecting the same revenue or expense item where the hedged item impacts.

The Company enters into transactions denominated in foreign currencies, buying and selling options. These derivatives are not designated as hedging instruments for financial reporting purposes, thus the changes in their fair values are recorded in earnings each period.

Relative to grain usage, the Company enters into derivative contracts designated to hedge firm commitments not recognized as assets or liabilities in the balance sheet (fair value hedges). However, derivatives not designated under a hedging relationship or those do not qualify under strict hedge accounting criteria, are accounted for as trading instruments with changes in fair value recorded in earnings each period.

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

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

For derivative instruments that are designated and qualify for a hedging relationship under the fair value hedge accounting model, the Company recognizes the changes in fair value of the derivative directly in earnings each period, as well as the changes in fair value attributable to the hedged risk of the hedged item, that is grain firm commitments (off-balance sheet executory contracts) which latter become recognized assets (grain inventory).

The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting changes in fair value or if the derivative expires or is sold, terminated, or exercised, or if the derivative is no longer designated as a hedging instrument because the management determines that designation of the derivative as a hedging instrument is no longer appropriate.

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

When the same bought options on corn grain futures are redesigned as to hedge a portion of corn/sorghum inventories, once these became recognized assets, the changes in these inventory’s portion fair values adjust the carrying value of such grain inventories against current earnings, where the changes in fair value of the designated derivatives offset in current earnings these decreases in the inventories’ fair value. The cash flow statement is affected when the derivatives’ cash flow from early exercises or those that end up with intrinsic value are collected from ASERCA.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

During 2010, the Company took long positions in 8,630 put option contracts on corn futures listed in the CBOT (each conveys 5,000 bushels), which gave the right to the Company for selling 1,096,096 metric tons at certain strike price, 5,747 of these put option contracts reached their maturity during 2010 and provided to the Company a realized gain at correspondent expirations of $2.4 millions of dollars, which was recognized in current earnings into cost of goods sold.

Derivative Financial Instruments and Risk Hedging Activities:

As of December 31, 2010 and 2009, the Company used commodity derivatives to manage its exposure to commodity prices, and foreign exchange rate derivatives. The Company does not enter into derivative instruments for any purpose other than hedging its exposure to these commodity prices and foreign currency exchange rate fluctuations, however, derivatives that did not qualify for hedge accounting were accounted as trading instruments. By the end of 2008 and amended in 2010, the Company did establish a Corporate Policy associated to the use of foreign exchange derivatives, where instruments entered in the amount of up to 30 Million USD are approved by the Risk Committee, while entering into an amount higher than this amount does require Board’s approval.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
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

As of December 31, 2010 and 2009, the Company has periodically entered into grain futures and options on futures (F&O) contracts traded at the CBOT (Chicago Board of Trade) through New Edge, a F&O broker on behalf of the Company, to economically hedge a portion of its anticipated purchases of grains, against the risk associated with fluctuations in market prices. These F&O contracts were not designated as hedges; thus, changes in fair value were recognized directly in earnings each period.

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

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

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

As of December 31, 2009 and 2010, the Company had entered into foreign currency exchange rate derivatives, traded with the following financial institutions as of December 31, 2009: UBS Group and Morgan Stanley and as of December 31, 2010: UBS Group Morgan Stanley and Santander (México), S. A. These structured derivatives were not designated in a hedging relationship, hence changes in the fair value for these instruments were recognized in earnings each period. Likewise, the Company entered into over-the-counter (OTC) grain derivatives with Cargill Incorporated and New Edge which were not designated as hedges and consequently, the changes in their fair values were also recognized in earnings each period.

As of December 31, 2009 and 2010, the Company had not established any current hedging relationship under the cash flow hedge model; hence there is no derivatives effect in other comprehensive income as of these dates.

Fair Value Measurements and the Fair Value Option of Financial Instruments:

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

When feasible, the Company uses quoted market prices to determine fair values. Where quoted market prices are not available, the fair value is internally derived based upon valuation methodologies with respect to the amount and timing of future cash flows and estimated discount rates adjusted for both counterparty and entity’s own risk. However, considerable judgment is required in interpreting market data to develop estimates of fair value, so the estimates including both counterparty and entity’s own risk adjustment are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange, but those are proxy estimates. The effect of using different market assumptions or estimation methodologies could be material to the estimated fair values. Fair value information presented herein is based on information available as of December 31, 2010 and 2009. Fair values vary from period to period based on changes in a wide range of risk factors, including interest rates, credit quality, and market perceptions of value and as existing assets and liabilities run off and new transactions are entered into.

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

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

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

In accordance to FASB ASC Topic 825 “Financial Instruments” (SFAS 107 Disclosures about Fair Value of Financial Instruments), the following table presents both the carrying and estimated fair value of assets and liabilities considered financial instruments under this Statement. Others items like short and long term debt not carried and recognized originally at fair value are also presented in the table at their fair value. The disclosure excludes leases, pension and benefit obligations, as well as insurance policy reserve. Also as required, the disclosures excludes the effect of taxes, any premium or discount that could result from offering for sale at one time the entire holdings of a particular instrument, excess fair value associated with deposit with no fixed maturity and other expenses that would be incurred in a market transaction.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

According to the FASB ASC Topic 825, certain items are excluded from this table, such as receivables and payables that arises from the ordinary course of business.

	2009		2010
	Carrying amount	Fair value	Carrying amount	Fair value
Cash	$178,749	$178,749	$513,076	$513,076
Investment Securities	2,315,534	2,315,534	3,655,247	3,655,247

Short term debt	(591,865)	(662,392)	(139,867)	(163,405)
Long term debt	(371,970)	(345,128)	(507,053)	(466,930)

Fair Value Hierarchy:

FASB ASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

The Company adopted FASB ASC Topic 820 on January 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. On January 1, 2009, the Company adopted the provisions of FASB ASC Topic 820 for fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. FASB ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

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

The following fair value hierarchy table presents assets and liabilities that are measured at fair value on a recurring basis at December 31, 2009 and 2010 (including only items that are required to be measured at fair value, items for which the fair value option has be elected, are not presented due that the Company did not elect the Fair Value Option):

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

At December 31, 2009	Total asset/ liabilities at Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:

Trading securities	$2,315,662	-	2,315,662	-

Derivative instruments	11,272	8,381	2,891	-

Total	$2,326,934	8,381	2,318,553	-

At December 31, 2010	Total asset/ liabilities at Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:

Trading Securities	$3,655,247	-	3,655,247	-
Derivative instruments	3,841	3,573	268	-

Total	$3,659,088	3,573	3,655,515	-

Liabilities:

Derivative instruments	(568)	(282)	(286)	-

Total	$(568)	(282)	(286)	-

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

Fair Value Option

FASB ASC Topic 825-10 provides entities with an option to measure many financial instruments and certain other items at fair value. Under ASC Topic 825-10, unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each reporting period.  This fair value option must be applied on an instrument-by-instrument basis with changes in fair value reported in earnings. After initial adoption, the election can be made at the acquisition of an eligible financial asset, financial liability, or firm commitment or when certain specified reconsideration events occur. The fair value election may not be revoked once an election is made. The adoption of FASB ASC Topic 825-10 did not have an impact to the Company’s financial position and results of operations, as the Company did not elect the fair value option for eligible items.

Income taxes

a)  Tax rate reconciliation:

All (loss) income before income tax and related income tax (benefit) expense are from Mexican sources.

Income tax (IT) (benefit) expense attributable to (loss) income before income taxes differed from the amounts computed by applying the Mexican statutory rate of 19% for 2008 and 2009 and 21% for 2010, respectively, to (loss) income, as a result of the items shown below:

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

	2008	2009	2010

Computed “expected” tax (benefit) expense	$(216,527)	226,813	530,197
Increase (decrease) in income taxes resulting from:
Effects of inflation, net	(69,435)	(50,596)	(66,504)
Non-deductible expenses	3,646	4,538	8,032
Adjustment to deferred tax assets and liabilities for enacted changes in tax laws and rates	-	192,614	-
Effect of companies outside simplified regime	(31,413)	38,163	31,661
Change in the valuation allowance of deferred tax assets	23,402	8,130	17,164
(Reversal) addition of deferred tax liability related to simplified regime	(4,354)	(9,273)	34,153
Other, net	31,424	(15,078)	(7,908)

IT (benefit) expense	$(263,257)	395,311	546,795

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

b)	Deferred income tax-

Based on the financial projections of taxable income, the Company estimated that it will pay income tax (IT) in future years; therefore, deferred income tax effects as of December 31, 2009 and 2010 have been accounted for reflecting the IT basis.

The tax effects of temporary differences that give rise to significant portions of  deferred tax assets and liabilities at December 31, 2009 and 2010, are presented below:

	2009	2010
Deferred tax assets:
Accounts payable	$438,174	493,645
Labor obligations	24,224	29,785
ESPS payable	11,349	11,311
Effects on derivative financial instruments	-	1,635
Others	-	1,006
Recoverable AT	4,654	4,859
Tax loss carryforwards	89,698	17,698
Total gross deferred tax assets	568,099	559,939

Less valuation allowance	36,145	53,309
Net deferred tax assets	531,954	506,630

Deferred tax liabilities:
Inventories	816,903	827,540
Accounts receivable	170,667	190,082
Property, plant and equipment, net	1,551,675	1,515,271
Other deductions	16,261	16,370
Effects on derivative financial instruments	2,286	-
Additional deferred income tax liability related to simplified regime	274,953	309,106
Total deferred tax liabilities	2,832,745	2,858,369

Net deferred tax liability	$2,300,791	2,351,739

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

The valuation allowance for deferred tax assets as of January 1, 2009 and 2010 amounted to $28,015 and $36,145, respectively. The net change in the total valuation allowance for the years ended December 31, 2009 and 2010, was an increase of $8,130 and $17,164 respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The valuation allowance at December 31, 2010 was primarily related to asset tax, loss carryforwards and labor obligations that, in the judgment of management, are not more likely that not to be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Taxable income of the Company on a consolidated basis for the year ended December 31, 2010 was $2,521,770. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2010. The amount of the deferred tax asset considered realizable, however, could be reduced in the near future if estimates of future taxable income during the carryforward period are reduced.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

Accounting for uncertainty in income taxes:

FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No.109” (included in FASB ASC Topic 740 Income taxes – Overall) (FIN 48) requires that an entity recognizes in the consolidated financial statements the effect of income tax positions, only if those positions are more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.  The adoption of FIN 48 on January 1, 2007 did not have any effect on the Company’s consolidated financial statements. The Company’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits, if and when required, as a component of other income (expense), in the consolidated statements of operations.

For the years ended December 31, 2008, 2009 and 2010, the Company did not have any unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. The income tax returns of the Company and its Mexican subsidiaries remain subject to examination by the Mexican tax authorities for the tax years beginning in 2006.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

Recently Issued Accounting Standards

In December 2010, the FASB issued ASU 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Issues Task Force (Issue No. 10-A).  ASU 2010-28 modifies Step 1 of the goodwill impairment test under ASC Topic 350 for reporting units with zero or negative carrying amounts to require an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are adverse qualitative factors, including the examples provided in ASC paragraph 350-20-35-30, in determining whether an interim goodwill impairment test between annual test dates is necessary. The ASU allows an entity to use either the equity or enterprise valuation premise to determine the carrying amount of a reporting unit.  ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 for a nonpublic company.   The Company expects that the adoption of ASU 2010-28 in 2012 will not have a material impact on its consolidated financial statements.

Business and credit concentrations:

The Company’s products are sold to a large number of customers without significant concentration with any of them; likewise, there is no significant supplier concentration.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

Summary of adjustments to reconcile MexFRS and U.S. GAAP:

The following is a summary of net (loss) income adjusted to take into account certain material differences between MexFRS and U.S. GAAP:

	Years ended December 31,
	2008	2009	2010
Net (loss) income as reported under MexFRS	$(886,037)	$809,045	$1,986,326
Adjustments to reconcile net (loss) income to U.S. GAAP:
Biological assets and agricultural products valuation at fair value	(16,358)	7,214	32,016
Depreciation of capitalized interest	(3,683)	(4,724)	(4,724)
Severance cost	4,828	4,828	4,828
Pensions and labor liabilities	3,802	2,882	2,885
Deferred income tax on US GAAP adjustments	(15,116)	1,774	(9,227)
Fair value credit valuation adjustment effect	31,852	(31,852)
Additional deferred income tax liability related to simplified regime	4,354	9,273	(34,153)
Less: non-controlling interest income (loss)	6,989	(11,445)	(2,976)
Net controlling interest (loss) income under U.S. GAAP	$(869,369)	$786,995	$1,974,975
Other comprehensive income, net of tax	(61,836)	4,469	3,910
Comprehensive (loss) income	(931,205)	791,464	1,978,885
Weighted average number of shares outstanding (thousands)	600,000	600,000	600,000
Net (loss) income per basic and diluted share	$(1.45)	$1.31	$3.29
(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

Classification differences:

There are certain other classification differences between MexFRS and U.S. GAAP, which are as follows:

-	Employee statutory profit sharing expenses are classified as other expenses under MexFRS and as selling, general and administrative expenses under U.S. GAAP.

-	Tax incentives for 2009 and 2008 are presented as other income under MexFRS and as a reduction of selling, general and administrative expenses under U.S. GAAP. There were not tax incentives in 2010.

The reconciliation of the controlling interest between MexFRS and U.S. GAAP is as follows:

	Years ended December 31
	2009	2010
Controlling interest equity as reported under MexFRS	$14,588,254	$16,316,355
Adjustments to reconcile controlling interest equity to U.S. GAAP:

Biological assets and agricultural products valuation at fair value	(104,528)	(72,512)
Accumulated differences between the financing cost capitalized for MexFRS and U.S. GAAP purposes	94,481	94,481
Accumulated depreciation on capitalized interest	(29,002)	(33,726)
Severance cost	(13,542)	(8,714)
Pensions and labor liabilities	13,992	20,787
Reversal of accumulated amortization of goodwill	58,716	58,716
Deferred income taxes on U.S. GAAP adjustments	(4,256)	(13,483)
Additional deferred income tax liability related to simplified regime	(274,953)	(309,106)
Controlling interest equity as reported under U.S. GAAP	$14,329,162	$16,052,798

The effects of the above adjustments do not have any impact on non-controlling interest.

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)
The consolidated statements of stockholders’ equity in accordance with U.S. GAAP is as follows:

	Capital stock	Additional Paid in- capital	Reserve for repurchase of shares	Retained earnings	Accumulated other comprehensive income	Comprehensive income	Total controlling interest equity	Non- controlling interest	Total stockholders´ equity
Balance at December 31, 2007	$2,294,927	$743,674	$159,455	$15,544,273	$(3,670,580)	$-	$15,071,749	$46,788	$15,118,537
Cash dividends paid	-	-	-	(353,880)	-	-	(353,880)	-	(353,880)
Comprehensive loss:
Net loss for the year	-	-	-	(869,369)	-	(869,369)	(869,369)	(6,989)	(876,358)
Components of other comprehensive income:
Deficit from holding of non monetary assets	-	-	-	(3,735,254)	3,735,254	-	-	-	-
Derivative financial instruments (net of deferred income tax effect of $23,204)	-	-	-	-	-	(98,922)	(98,922)	-	(98,922)
Other comprehensive income FASB ASC Topic 715 effect	-	-	-	-	-	37,086	37,086	-	37,086
Other comprehensive loss, net of taxes	-	-	-	-	(61,836)	(61,836)	-	-	-
Comprehensive loss	-	-	-	-	-	(931,205)	-	-	-
Balance at December 31, 2008	$2,294,927	$743,674	$159,455	$10,585,770	$2,838	$-	$13,786,664	$39,799	$13,826,463
Cash dividends paid	-	-	-	(250,045)	-	-	(250,045)	-	(250,045)
Cash dividends paid to non-controlling interest	-	-	-	-	-	-	-	(1,035)	(1,035)

(Continued)

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2009 and 2010

(Thousands of pesos,
except per share amounts)

	Capital stock	Additional Paid in- capital	Reserve for repurchase of shares	Retained earnings	Accumulated other comprehensive income	Comprehensive income	Total controlling interest equity	Non- controlling interest	Total stockholders´ equity
Comprehensive income:
Net income for the year	-	-	-	786,995	-	786,995	786,995	11,445	798,440
Components of other comprehensive income:
Other comprehensive income FASB ASC Topic 715 effect	-	-	-	-	-	4,469	-	-	-
Other comprehensive income, net of taxes	-	-	-	-	4,469	4,469	4,469	-	4,469
Repurchase of shares	-	1,079	-	-	-	-	1,079	-	1,079
Comprehensive income	-	-	-	-	-	791,464	-	-	-
Balance at December 31, 2009	$2,294,927	$744,753	$159,455	$11,122,720	$7,307	$-	$14,329,162	$50,209	$14,379,371
Cash dividends paid	-	-	-	(250,082)		-	(250,082)	-	(250,082)
Cash dividends paid to non-controlling interest	-	-	-	-	-	-	-	(1,186)	(1,186)
Comprehensive income:
Net income for the year	-	-	-	1,974,975	-	1,974,975	1,974,975	2,976	1,977,951
Components of other comprehensive income:
Other comprehensive income FASB ASC Topic 715 effect	-	-	-	-	-	3,910	-	-	-
Other comprehensive income, net of taxes	-	-	-	-	3,910	3,910	3,910	-	3,910
Repurchase of shares	-	-	(5,167)	-	-	-	(5,167)	-	(5,167)
Comprehensive income	-	-	-	-	-	1,978,885	-	-	-
Balance at December 31, 2010	$2,294,927	$744,753	$154,288	$12,847,613	$11,217	$-	$16,052,798	$51,999	$16,104,797