Form 20-F
period 2011-12-31
Industrias Bachoco S.A.B. de C.V.
filed 2012-04-30
CIK 1044896

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Daniel Salazar Ferrer

Avenida Tecnologico No. 401

Ciudad Industrial C.P. 38010

Celaya, Guanajuato, Mexico

Telephone: (+011-52-461-618-3555)

Facsimile: (+011-52-461-611-6502)

Email: inversionistas@bachoco.net

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing twelve	New York Stock Exchange
Series B Shares.

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

Yes ☐  No ☐

ii

iii

D.	Employees	44

E.	Share Ownership	45

ITEM 7.	Major Stockholders and Related Party Transactions	45
A.	Major Shareholders	45

B.	Related Party Transactions	46

C.	Interests of Experts and Counsel	47

ITEM 8.	Financial Information	47
A.	Consolidated Statements and Other Financial Information	47

B.	Significant Changes	48

ITEM 9.	The Offer and Listing	49
A.	Offer and Listing Details	49

B.	Plan of Distribution	50

C.	Markets	50

D.	Selling Shareholders	50

E.	Dilution	50

F.	Expenses of the Issue	50

ITEM 10.	Additional Information	50
A.	Share Capital	50

B.	Memorandum and Articles of Association	50

C.	Material Contracts	59

D.	Exchange Controls	59

E.	Taxation	59

F.	Dividends and Paying Agents	65

G.	Statement by Experts	65

H.	Documents on Display	65

I.	Subsidiary Information	66

ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	66
ITEM 12.	Description of Securities Other Than Equity Securities	67
iv

v

Industrias Bachoco, S.A.B. de C.V. is a holding company with no operations other than holding the stock of its subsidiaries. Our principal operating subsidiary is Bachoco, S.A. de C.V. (“BSACV”), which owns the principal operating assets of Industrias Bachoco, S.A.B. de C.V. and accounted for 81.37% of consolidated total assets on December 31, 2011. References herein to “Bachoco,” “we,” “us,” “our,” “its” or the “Company” are, unless the context requires otherwise, to Industrias Bachoco, S.A.B. de C.V. and its consolidated subsidiaries as a whole.

We are incorporated under the laws of the United Mexican States (“Mexico”), but we have operations in both in Mexico and in the U.S. Our principal executive offices are located in Mexico at Avenida Tecnologico No. 401, Ciudad Industrial C.P. 38010, Celaya, Guanajuato, Mexico, and our telephone number is +52(461)618-3555.

Presentation of Information

We publish our financial statements in Mexican pesos and present our financial statements in accordance with Mexican Financial Reporting Standards (“Mexican FRS”). Information from the years 2008 to 2011, does not include the recognition of the effects of inflation, while financial information is presented in constant pesos as of December 31, 2007, based on the Mexican National Consumer Price Index (NCPI) published by Banco de Mexico (the “Central Bank”).

Mexican FRS B-10 supersedes Bulletin B-10 Recognition of the effects of inflation on the financial information and its five amendment documents as well as the related circulars and Interpretation of Financial Reporting Standards. The principal considerations established by this FRS are:

Recognition of the effects of inflation – An entity operates in (a) an inflationary economic environment when cumulative inflation over the immediately preceding 3-year period is equal to or greater than 26.0%; and (b) a non-inflationary economic environment, when inflation over the aforementioned period is less than 26.0%. For more detail, see Note 2-d) in our Audited Consolidated Financial Statements.

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

Except as otherwise indicated, all data in the financial statements included below in Item 18 (which together with the attached notes constitute our “Audited Consolidated Financial Statements”) and the selected financial information included throughout this Form 20-F (this “Annual Report”) have been presented in nominal pesos for the years ended December 31, 2008 through 2010, except for year 2007 that is expressed in constant pesos for the year ended December 31, 2007.

Mexican FRS differs in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). For a discussion of certain significant differences between Mexican FRS and U.S. GAAP as they apply to us, together with a reconciliation of consolidated operating income, consolidated net income, consolidated stockholders’ equity to U.S. GAAP, and a consolidated statement of cash flows under U.S. GAAP, see Note 23 to our Audited Consolidated Financial Statements. The effect of price-level restatement under Mexican FRS has not been reversed in the reconciliation to U.S. GAAP. See Note 23 to our Audited Consolidated Financial Statements.

In January 2009, the Mexican Banking and Securities Commission (Comision Nacional Bancaria y de Valores, “CNBV”) published certain amendments to the Rules for Public Companies and other participants in the Mexican Securities Market (Disposiciones de Caracter General Aplicables a las Emisoras de Valores y a otros Participantes del Mercado de Valores – the “Rules”) that require public companies to report financial information in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective as of January 1, 2012.

On January 1, 2012, we adopted IFRS, meeting the CNBV requirements. The Company must release its first quarter, 2012 unaudited results under IFRS, no later than May 2, 2012. IFRS differs in certain significant respects from Mexican FRS. See Note 22 to our Consolidated Financial Statements for a description of the principal differences among IFRS and Mexican FRS as they apply to us.

References herein to “U.S. dollars,” “U.S. $” or “$” are to the lawful currency of the United States of America, except that "$" is also used for pesos in the Audited Consolidated Financial Statements. References herein to “pesos” or “Ps.” are to the lawful currency of Mexico. This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps 13.97 to US $1.00, the exchange rate on December 31, 2011.

As used herein, the term “tons” refers to metric tons of 1,000 kilograms (equal to 2,204.6 pounds) and the term “billion” refers to one thousand million (1,000,000,000). One square meter is equivalent to 10.764 square feet.

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

Forward-Looking Statements

We may from time to time make written or oral forward-looking statements in our periodic reports to the Securities and Exchange Commission (or “SEC”) on Forms 20-F and 6-K, in our annual report to stockholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by one of our officers, directors or employees to analysts, institutional investors, representatives of the media and others.

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

Forward-looking statements involve inherent risks and uncertainties, and a number of unexpected changes could cause actual results to deviate from our plans, objectives, expectations, estimates and intentions. We recognize that the accuracy of our predictions and our ability to follow through on our intentions depend on factors beyond our control. The potential risks are many and varied, but include unexpected changes in: economic, weather and political conditions; raw material prices; competitive conditions; and demand for chicken, eggs, turkey, balanced feed, beef and swine.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2. Offer Statistics and Expected Timetable

Not applicable.

ITEM 3. Key Information

A.	Selected Financial Data

The financial information set forth below is derived from our Audited Consolidated Financial Statements, which are included in Item 18. We provide details on the figures and year-to-year changes in our Audited Consolidated Financial Statements.

In preparing our Audited Consolidated Financial Statements, we followed Mexican FRS, which differ in certain respects from U.S. GAAP. Note 23 to our Audited Consolidated Financial Statements provides a description of the main differences between Mexican FRS and U.S. GAAP as they apply to us, a reconciliation from Mexican FRS to U.S. GAAP of total stockholders’ equity, net income, and a condensed statement of cash flows under U.S. GAAP as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009.

The table set below presents our key financial information. Except as otherwise indicated the amounts are presented in millions of nominal pesos for years ended December 31, 2008 through 2011, and in constant pesos for the year ended December 31, 2007.

											In millions of U.S. dollars
Income Statement Data	2007		2008		2009		2010		2011		2011 (1)

Mexican FRS:
Net revenues	Ps.	18,219.6	Ps.	20,125.3	Ps.	23,262.9	Ps.	24,715.5	Ps.	27,735.0	US. $	1,985.3
Cost of sales		14,477.9		17,482.5		19,326.8		19,500.7		24,773.2		1,773.3
Gross profit		3,741.8		2,642.9		3,936.1		5,214.8		2,961.8		212.0
Operating income		1,496.3		230.1		1,413.8		2,463.0		9.9		0.7
Comprehensive financing income (loss)		19.1		(1,369.2)		(133.2)		122.1		177.6		12.7
Net controlling interest income (loss)		1,270.9		(879.0)		797.6		1,983.4		157.0		11.2
Net consolidated income (loss) per Share(2)		2.1		(1.5)		1.3		3.3		0.27		0.02
Net consolidated income (loss) per ADS(3)		25.4		(17.5)		16.0		39.7		3.18		0.23
Dividends per Share(4)		0.59		0.59		0.42		0.42		0.50		0.04
Weighted average Shares outstanding (thousands)		600,000		600,000		600,000		600,000		600,000		600,000

U.S. GAAP:
Net revenues	Ps.	18,219.6	Ps.	20,125.3	Ps.	23,262.9	Ps.	24,715.5	Ps.	27,735.0		1,985.3
Operating income		1,481.0		185.6		1,391.0		2,400.3		(8.5)		(0.6)
Net controlling interest income (loss)		1,261.9		(869.4)		787.0		1,975.0		1,178.6		84.4

Statement of Financial Position Data
Mexican FRS:
Cash and cash equivalents(6)	Ps.	3,039.9	Ps.	1,998.2	Ps.	2,399.1	Ps.	3,967.9	Ps.	2,625.7		188.0
Primary financial instruments		0.0		0.0		151.8		209.3		410.7		29.4
Total assets		19,116.4		19,455.0		19,877.9		21,197.8		23,169.9		1,658.5
Short-term debt(5)		58.8		234.2		591.9		139.9		1,453.0		104.0
Long-term debt		50.8		391.7		372.0		507.1		384.4		27.5
Total stockholders’ equity		15,127.2		14,079.4		14,638.5		16,368.4		16,269.1		1,164.6
Capital Stock		2,294.9		2,294.9		2,294.9		2,294.9		2,294.9		164.3

U.S. GAAP:
Total controlling interest equity		15,071.7		13,786.7		14,329.2		16,052.8		17,017.4		1,218.1

Selected Operating Data
Sales volume (thousands of tons):
Chicken		837.2		878.1		918.1		983.9		1,072.7
Eggs		147.8		143.6		143.4		141.9		133.2
Balanced Feed		438.8		370.7		337.9		327.5		378.8
Swine and Others		16.1		18.8		19.0		20.0		21.6
Margins (Mexican FRS)
Gross margin (%)		20.5%		13.1%		16.9%		21.1%		10.7%
Operating margin (%)		8.2%		1.1%		6.1%		10.0%		0.0%
Consolidated net margin (%)		7.0%		(4.4)%		3.5%		8.0%		0.6%

Total employees		23,088		23,248		24,065		23,473		25,326

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps.13.97 per U.S. dollar.

(2) Net income per share has been computed based on the weighted average number of common Shares outstanding.

(3) Each ADS represents twelve shares.

(4) Dividends per share have been computed by dividing the total amount of dividends paid by the weighted average Shares outstanding.

(5) Includes notes payable to banks and current portion of long-term debt.

(6) For the years 2007 and 2008 the cash and cash equivalents amount includes primary financial instruments.

The chart below includes Mexican gross domestic product (“GDP”) and Inflation Rate data from 2007 to 2011, as provided by the Central Bank, and the average interest rates on 28-day Mexican treasury bills (“CETES”), as provided by the Central Bank.

Year	GDP		Inflation Rate	CETES
2007	3.3%		3.80%	7.2%
2008	1.3%		6.50%	7.6%
2009	(6.5%	)	3.57%	5.4%
2010	5.5%		4.40%	4.4%
2011	3.9%		3.82%	4.3%

On April 17, 2012, the 28-day Cetes rate was 4.33%.

Exchange Rates

In 2007, the Mexican peso remained reasonably stable in its peso-dollar exchange rate. According to the U.S. Federal Reserve Bank, the peso depreciated with respect to the U.S. dollar by 1.1% at year-end. The average value of the Mexican peso was 0.2% lower than the average of 2006.

In 2008, the exchange rate of the peso against the U.S. dollar was highly volatile. While during the first half of the year, the Mexican peso strengthened its position with respect to the U.S. dollar, the Mexican peso experienced a steep depreciation during the second half of the year and the peso-dollar exchange rate at year-end had depreciated by 21.0% with respect to December 31, 2007.

During 2009, although the Mexican peso-dollar exchange rate depreciated during the first half of 2009, the peso stabilized and strengthened its position in the second half of 2009, leading the Mexican peso-dollar exchange rate to appreciate 5.4% in 2009 with respect to the exchange rate in effect on December 31, 2008.

In 2010, the Mexican peso strengthened its position during the year as compared to the dollar, appreciating approximately 5.3% since the end of 2009, while the inflation rate for 2010 was 4.40%.

During the first half of 2011, the exchange rate of the peso to the dollar was stable, showed an average rate of Ps.11.89 per one dollar. This stability changed drastically during the second half of the year, were we observed a higher average rate peso-dollar of Ps.12.97, with a final depreciation of 13.0% by the end of the year with respect to year-end of 2010.

The following table sets forth the high, low, average and year-end exchange rates for the purchase and sale of US dollars (presented in each case as the average between such purchase and sale rates) for periods indicated:

	Exchange Rate(1)
	In Mexican pesos per U.S. dollar
Yearly	High	Low	Average(2)	Year end
2007	11.27	10.67	10.93	10.92
2008	13.94	9.92	11.14	13.83
2009	15.41	12.63	13.50	13.08
2010	13.19	12.16	12.62	12.38
2011	14.25	11.51	12.43	13.95	(3)
Monthly
October 2011	13.93	13.10	13.44	13.17
November 2011	14.25	13.38	13.70	13.62
December 2011	13.99	13.49	13.77	13.95
January 2012	13.75	12.93	13.38	13.04
February 2012	12.95	12.63	12.78	12.79
March 2012	12.99	12.63	12.75	12.81

(1) The exchange rates are the noon buying rates in New York City for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”).

(2) Average of month-end rates for each period shown.

(3) The exchange rate for the year end for the Banco de Mexico was Ps.13.97 per one dollar.

On April 13, 2011, the exchange rate for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York was Ps.13.1460 per $1.00 US dollar.

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not Applicable

D.	Risk Factors

Risks Related to Economic Conditions

Mexican economic and other conditions, as well as economic and market conditions in other countries, may negatively affect our business, results of operations and the market value of our securities.

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

Our market value (through the trading of our shares listed on the Mexican Stock Exchange (or “BMV”) and our American Depositary Shares (or “ADSs”), listed at the New York Stock Exchange (or “NYSE”), may be affected by economic and market conditions arising in any other countries. Even when economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the Mexican securities. Consequently, the market value of our securities may be adversely affected by events taking place outside of Mexico.

Political events in México, including transition to a new presidential administration, could affect Mexican economic policy and our operations

In July 2012, we will have presidential elections. We cannot predict the impact of this event in future business conditions in México. Presidential elections may result in government gridlock and political uncertainty, which could have an adverse effect on Mexican economic policy and as a result, to affect our business, financial position and results of operations.

Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our financial conditions, results of operations and the market price of our shares and ADSs.

The largest component of our cost of sales is the balanced feed. The main components of the balanced feed are corn and soybean meal. We buy an important percentage of grains in the U.S., priced in U.S. dollars.

In addition, the price of grain we purchase in Mexico may be influenced by U.S. commodity markets.

In addition, severe devaluation or depreciation of the peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars for the purpose of making timely payments of interest and principal on our indebtedness and some accounts payable.

Therefore, if the peso falls relative to the U.S. dollar, the cost of our balanced feed, some accounts payable due and our debt payments would increase.

Furthermore, currency fluctuations will probably continue to affect our revenues and expenses.

Finally, fluctuations in the exchange rate between the peso and the U.S. dollar will also affect the U.S. dollar equivalent of the peso price of our shares (the “shares” or “Serie B Shares”) in the BMV and the price of American Depository Shares (“ADSs”) on the NYSE.

Because we pay cash dividends in pesos, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of American Depository Receipts (“ADRs”) upon conversion of such cash dividends by The Bank of New York Mellon, our Depositary Bank.

U.S. and Other Economies Worldwide

Events affecting the U.S. economy may adversely affect our business, results of operations, prospects financial condition and our market value.

Economic conditions in Mexico are heavily influenced by global economic conditions, mainly the U.S. economy. This is due to various factors, such as the commercial trade pursuant to the North American Free Trade Agreement (“NAFTA”). Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition.

U.S. economy slowdown may also negatively affect the results of our U.S. operation, since the demand and prices of chicken product in U.S. market depends partially on the global economic growth.

Investor’s reactions to economic conditions present in other economies worldwide, even when economic conditions in those countries may differ significantly from economic conditions in Mexico, may have an adverse effect in our stock. Consequently, our market value may be adversely affected by current events in other countries.

Risks Relating to the Food Industry

Future cyclicality excess supply and downturns within the chicken industry may adversely affect our results.

The chicken industry in Mexico and the U.S., as well as the chicken industry in other countries, has been characterized by a long-term decline in prices in real terms. The industry has undergone cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and profitability. The market that we serve is subject to volatility with respect to supply, which affects prices. We cannot assure you that future cyclicality, excess supply and downturns in real prices will not adversely affect our results.

Increase in the price of feed ingredients and its volatility may adversely affect or margins and results of operations

The largest single component of our cost of sales is the cost of ingredients used to prepare balanced feed, including: sorghum, soybean meal, corn, fish meal, meat meal and, for certain chicken products, marigold extract, among others.

The price of most of these raw materials is subject to significant volatility resulting from weather conditions, the size of harvests, governmental agricultural policies, currency exchange rates, transportation, storage costs, and other factors.

Given the long-term declining trends in real chicken prices, we may experience difficulty or delays in passing through any increase in grain costs to our customers. Accordingly, increases in the prices of the main raw materials used in the preparation of feed may have a material adverse effect on our margins and results of operations.

Furthermore, the cost of corn in the U.S. may be affected by an increase in the demand of ethanol, which can reduce the supply of corn in the U.S. market, adversely affecting our operations in the U.S.

Raising animals and meat processing involve animal health and disease control risks, which can have an adverse impact on our results of operations.

Our operations in Mexico and in the U.S. depend on raising animals and meat processing, which are subject to risks such as diseases and contamination.

Live chickens and swine are susceptible to infections by a variety of microbiological agents. In the past we have experienced outbreaks of various diseases that have resulted in higher mortality rates than our average mortality rates.

Chicken, turkey, beef and eggs are subject to contamination during processing or distribution. To reduce contamination, we use specialized feedstock and nutritional supplements that have been approved by the competent authorities and meet international industry standards, among some other measures. However, potential contamination during processing, however, could affect a larger number of our products, which may have a significant impact on our results.

Additionally, our sales are entirely dependent on consumer preferences, and the loss of consumer confidence in the products sold by meat and egg producers as a result of disease, contamination or other reasons, even if not related to our own products, could have a material adverse effect on the results of our operations.

Hurricanes or other adverse weather conditions may result in additional losses of inventory and damage to our plants and equipment.

Natural disasters could significantly damage our facilities. Our facilities in Mexico are susceptible mainly to earthquakes and hurricanes. Our facilities near Mexico’s coast are most vulnerable to the risk of severe weather. Our U.S. facilities are located in Arkansas and Oklahoma, a region vulnerable to being hit by tornadoes. Extensive damage to these facilities could affect our ability to conduct our regular production, as a result, reduce our operation results.

Increased competition may adversely affect our performance.

Both in Mexico and in the U.S. we face significant competition from other chicken producers in all of our geographic markets and product lines.

According to the UNA, we are Mexico’s largest chicken producer, but we face competition from other producers in all of the markets in which we sell our products. Each of the two other major chicken producers in Mexico has substantial financial resources and strengths in particular product lines and regions.

Our operations in the U.S. face significant competition from other chicken producers in all of our geographic markets and product lines. According to the WATTPoultry USA ranking of U.S. poultry companies for 2010(©Copyright 2012 WATT Publishing Co. all rights reserved), our U.S. operations produced 2.1% of the total ready to cook pounds produced in the U.S. The top two companies in the U.S. produced 38.5% and the top ten produced 74.5%. Each of the top two companies in the U.S. has substantial financial resources and strengths in particular product lines and regions. We also face competition from other companies in the markets in which we sell our products.

We expect to continue to face strong competition in every market, as our existing or new competitors are likely to broaden their product lines and extend their geographic markets. Accordingly, we cannot assure you that our performance will not be adversely affected by increased competition.

Elimination of tariff barriers may adversely affect our performance

Since 2003, chicken (excluding leg quarters for which the Mexican government imposed some temporary restrictions), eggs and swine import quotas were eliminated through the NAFTA. Poultry producers in the United States have developed extremely low-cost production methods and have been successful in exporting primarily frozen and value-added poultry to other countries, especially in periods of overcapacity in the United States. As tariff barriers decline under NAFTA, U.S. producers can be expected to increase exports to Mexico, which could have a material adverse effect on our performance.

On January 1, 2008, the restrictions for leg quarters were phased out. At present there are no restrictions on exporting these products to Mexico.

In February 2011, the Mexican Secretaria of Economy initiated an antidumping investigation focusing exclusively on imports of leg and thigh meat for human consumption from the United States of America to Mexico. This investigation was requested by Bachoco and by two other Mexican poultry companies.

On January, 2012 the Mexican Ministry of Economy (or “Ministry of Economy”) issued a preliminary ruling on the anti-dumping process regarding chicken leg quarters imported to Mexico from the United States. On its press releases the Ministry of Economy stated the following:

•	There are dumping conditions on chicken leg quarters imported from the United States, including margins ranging from 62.90% to 129.77%.
•	These practices damaged the Mexican poultry industry.
•	The Ministry of Economy has all the elements for requiring anti-dumping duties, but did not proceed as the interested parties expressed the will to reach an agreement.
•	The antidumping practices investigation process with regards to chicken leg-quarters price discrimination will continue.
•	The Ministry agreed to establish a 30 business day period for the interested parties to provide additional arguments or elements deemed relevant to the investigation.

As of the date of this report, we do not have any further information regarding this matter.

Risks Relating to Investors

The Robinson Bours family owns 82.75% of our total shares outstanding and their interests may differ from other security holders.

The Robinson Bours family has established two Mexican trusts, which they control (“Control Trusts”), that together held 496,500,000 Shares outstanding as of December 31, 2011. With that percentage they hold the power to elect a majority of the members of our Board of Directors and have the power to determine the outcome of certain other actions requiring the approval of our stockholders, including whether or not dividends are to be paid and the amount of such dividends.

The prevailing market prices for the ADS’s and the Shares could decline if the Robinson Bours family sold substantial amounts of their Shares, whether directly, or indirectly, through the Mexican trusts through which they hold their Shares, or if the perception arose that such a sale could occur.

The market value of our securities may be affected by economic and market conditions prevailing in any other country, although economic conditions in such countries may differ significantly from economic conditions in Mexico, Investors’ reactions to developments in any of these other countries may have an adverse perception and consequently, the market value of our securities may be adversely affected by events elsewhere.

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

Corporate disclosure and accounting in Mexico may differ from other countries

There may be less, or different, publicly available information about issuers of securities in Mexico than is regularly published by or about issuers of securities in other countries with highly developed capital markets. In addition, due to country-by-country differences in accounting and other reporting principles and standards, our corporate disclosures may differ in content from disclosures made under other principles and standards, such as U.S. GAAP. However, we adopted IFRS starting January 1, 2012.

ITEM 4.  Information of the Company

A.	History and Development of the Company

Our legal name is Industrias Bachoco, S.A.B. de C.V., and we frequently refer to ourselves commercially as Bachoco. We are a holding company, and our principal operating subsidiary is Bachoco, S.A. de C.V. We were incorporated in Mexico on April 17, 1980 under the laws of the United Mexican States (“Mexico”.)

Our headquarters are located at Avenida Tecnologico No. 401, Ciudad Industrial 38010, Celaya, Guanajuato, Mexico, telephone +52(461) 6183500 and +52(461) 6183555. Our main product lines are: chicken, table egg, balanced feed.

We have production facilities and sales in México and, more recently, in the U.S. Until November 2011, our business and sales were domestic, with a very small portion of exports to Asia. Now with the integration of the new business of O.K. Industries, Inc. (or “O.K. Industries”), we are now also present in the U.S. market, with sales of chicken products under the O.K. brand.

Our current investor relations agent since July 1, 2011 in the United States is I-adize Corporate Communications, located at 82 Wall Street, Suite 805 in New York, New York.

Important events in the development of the Company’s business

We were founded in 1952. It has grown from a small commercial table egg operation in the state of Sonora, to be a vertically integrated Company and the leader poultry company in Mexico and we believe one of the most important poultry companies worldwide.

In 1963, we started operations in the cities of Navojoa, Los Mochis and Culiacan, producing just table eggs. In 1971, we commenced the production of chicken in the operation facility in the city of Culiacan.

In 1974, we established a new complex in Celaya, a city located in the agricultural region of central Mexico. Our products were widely accepted in that region, which led us to open offices and distribution centers in Mexico City.

Our management recognized the potential for growth in Mexican chicken consumption, as well as the advantages of a large, vertically integrated company; as a result, we began to seek opportunities for geographic expansion and to increase production capacity and market.

In 1993, we moved out headquarters from the Obregon to Celaya city, and opened a new complex in the city of Techamalco, in the Southeast of Mexico.

In 1994, we continued expanding our coverage, this time with a new complex in Lagos de Moreno city, in the Western Mexico. By 1994, we had four productive complexes strategically located throughout Mexico and an important presence in the Mexican poultry market share.

In September 1997, we began trading on the BMV and on the NYSE, with 600 million shares outstanding and a free float of 17.25%, the remaining 82.75% is held since that year by the Robinson Bours Family though the Control trusts.

Furthermore, in December, 1999, we acquired Campi. With this acquisition we entered the chicken market in the South of Mexico, starting a new business line selling balanced feed to third parties. In 2001, we established our sixth productive complex in Gomez Palacio city, located in the Northeast of Mexico.

In December 2006, we acquired most of the assets and inventories of Del Mezquital to start a new complex in Hermosillo city, located in Northern Mexico, close to the border with the United States. In 2007, through a business agreement with Grupo Libra and Grupo Agra we entered in a new business, the sales of turkey and beef value added products, and increased our production capacity of table eggs. Both Companies are located in Northeast Mexico.

In 2009, we made diverse business agreements with a companies located at the Northeast of Mexico; to improve capacity and efficiency in our Northeast production complex headquartered in Monterrey, we; (i) acquired the assets of a balanced feed mill and a soybean processing plant from Productora de Alimentos Pecuarios de Nuevo Leon (ii) acquired the assets of a chicken processing plant from Avi Carnes Monterrey (iii) entered into agreements to rent breeder farms and egg incubation plants from Reproductoras Asociadas, and one-day-old breeder capacity farms and egg incubation plants from Produccion Avicola Especializada; and (iv) made arrangements with contract growers to acquire their inventories.

In 2011, the Company carried out two acquisitions: In August 20, 2011, we acquired Trosi de Carnes, S.A. (“Trosi”) business; this facility is located in Monterrey, Nuevo Leon in Northern Mexico. Trosi produces and sells processed beef and chicken. With this acquisition we expect to increase our sales of beef value added products.

On November 1, 2011, the Company entered the U.S. market and increased its export business with the acquisition of the American poultry company, O.K. Industries, Inc. this company accounts with operations across the River Valley area in Arkansas and Oklahoma. It supplies grocery retailers, food service distributors and commodity customers throughout the U.S. as well as foreign markets.

In December 2011, the Company carried out a transaction to buy certain property assets of Mercantil Agropecuaria Coromuel, S.A. de C.V.(or “MACSA”), with which, the Company entered in the State of Baja California in Mexico, with 3 distributions centers.

Capital Expenditures

Over the past three years, we have financed our capital expenditures with resources generated by our operations.

In 2009, we made capital expenditures of Ps. 944.1 million, with which we entered into two main projects: (i) increased chicken production capacity in Chiapas, Sonora and Yucatán, and updated our transportation fleet (ii) improved production capacity in the Monterrey Complex.

In 2010, we made capital expenditures of Ps. 517.3 million, with which we increased capacity for live chicken in Merida and Tecamachalco facilities; increased egg production capacity in the Mexicali facility; conducted productivity projects in the Tecamachalco and Merida processing plants, as well as adjusted production process to export requirements for the export of chicken claws to Asia; and updated our transportation fleet.

In 2011, we made capital expenditures of Ps. 707.5 million, to implement new technologies in the processing plants located in Coatzacoalcos, Culiacan and Celaya. In Celaya we built a water treatment plant and, we also updated our transportation fleet.

B.	Business Overview

Description of the Company

We are a vertically integrated Company dedicated to the production and commercialization of chicken, table eggs, balanced feed, swine and value added products of turkey and beef in Mexico. Recently in November 2011, we entered the U.S. chicken market. We have had no material changes with product development or production in the recent years.

	In million of Mexican pesos, for year ended December 31,
Sales Breakdown	2009		2010		2011
Chicken	Ps.	18,211.1	Ps.	20,127.7	Ps.	22,611.2
In Mexico		18,211.1		20,127.7		21,232.4
In the U.S. (1)		-		-		1,378.8
Table eggs		2,356.8		2,101.8		2,085.9
Balanced feed		1,465.6		1,380.8		1,853.2
Swine and other business lines		1,229.4		1,105.2		1,184.7
Net revenues	Ps.	23,262.9	Ps.	24,715.5	Ps.	27,735.0

(1) Includes only sales subsequent to the acquisition of O.K. Industries.

Chicken Business Line

We basically compete in two different markets: the Mexican and the U.S. chicken markets.

The Characteristics of Mexican Chicken Market and Competition

Mexico is the fifth largest producer of poultry worldwide. Fresh chicken is the leading meat consumed in Mexico. According to the UNA, for 2011 the annual per capital consumption of chicken was an estimated of 25.6 kilograms. Chicken is a central ingredient in many traditional Mexican dishes. Differently than in the U.S. chicken industry, value-added chicken products, such as heat-and-serve products, frozen dinners, chicken nuggets and other similar foods, have found limited acceptance among Mexican consumers due to historical consumer preferences for fresh chicken. Mexican consumers traditionally prefer chicken with pronounced yellow skin pigmentation.

Based on market demand, fresh chicken rather than frozen will continue to be a preference within the Mexican market. Furthermore, we believe that consumer demand for value-added fresh chicken products, such as rotisserie chicken, supermarket broilers and chicken parts, will increase over time. Accordingly, we continue to focus primarily on producing fresh chicken, including value-added fresh chicken products.

According to the UNA, we are Mexico’s largest chicken producer; In 2011 we produced 35.0% of the total chicken produced in Mexico. We face significant competition from other producers in all of the markets in which we sell our chicken products. When combined with our two largest vertically integrated competitors in Mexico, we account for approximately 59.0% of total Mexican poultry production; the remaining 41.0% is distributed among approximately 179 small and medium-sized integrated and non-integrated producers.

The three major poultry producers in Mexico, including Bachoco, have substantial cost advantages and financial resources over smaller, non-integrated producers arising from economies of scale and control of feed preparation. We believe, however, that we have substantial competitive strengths over our competitors, including a broader range of chicken products and broader geographic coverage.

Furthermore, there are considerable barriers to entry into large-scale chicken production and distribution in Mexico, including, among others, the consumer preference for fresh chicken, the weaknesses of the transportation infrastructure and varying regional consumer preferences among the various product categories. The channels for distribution of chicken products, in particular, are highly specialized and varied, and they call for in-depth experience in market practices.

Poultry producers in the United States have developed low-cost production techniques and have been successful in exporting primarily frozen and value-added poultry to other countries, especially in periods of overcapacity in the United States. As tariff barriers have declined under NAFTA since 2008, we have experienced increased competition from U.S. poultry producers. According to the UNA, in 2011, total imports of chicken products increased 8.1% in volume over imports in 2010, 77.6% of the total imports were chicken leg quarter. This increase was due to lower price levels in the U.S. and other foreign markets. Chicken imports from the U.S. have increased around 52.6% since restrictions for leg quarters imports were phased out in January 2008.

The chicken industry worldwide is characterized by a long-term decline in real prices in real terms in conjunction with cyclical periods of higher profitability leading to overproduction followed by periods of lower prices and lower profitability.

Chicken products in Mexico are classified into six main categories: live, public market, rotisserie, supermarket broiler, chicken parts and value-added products. Bachoco operates in all these categories. A brief description of each category is provided as follows:

-	Live chicken is delivered alive to small independent slaughtering operations or to wholesalers that contract with independent slaughtering operations for processing. The freshly slaughtered chicken is then sold to chicken shops and other specialized retailers for sale to consumers and in some areas is sold directly to consumers by the slaughterhouse.

-	Public market chicken is a whole broiler presented either uneviscerated or eviscerated, generally sold within 48 hours after slaughter in public markets throughout Mexico, but primarily concentrated in the Mexico City metropolitan region.

-	Rotisserie chicken is a whole broiler presented eviscerated and ready to cook. Rotisserie chicken is sold by wholesalers and directly by producers to small shops, stands called rosticerias and supermarkets, which cook the chicken and sell it whole and freshly cooked to the end-consumer, providing an economical form of fast-food.

-	Supermarket chicken is a fresh whole broiler presented with the edible viscera packed separately. In most cases, it is sold directly by producers to supermarkets and, in some regions, to other independent food shops. Mexican consumers’ preference for freshness requires regular deliveries of chicken to supermarkets and other food shops.

-	Chicken parts refers to cut-up fresh chicken parts sold wrapped in trays or in bulk principally to supermarket chains, the fast-food industry and other institutional food-service providers. Producers generally sell directly to the supermarket chains and deliver the chicken directly to the outlet. Sales to the institutional market often require customized cutting and presentation.

-	Value-added Products refers mainly to cut up fresh chicken parts with value-added treatment like marinating, breading and individual quantity frozen, sold mainly wrapped in trays principally to supermarkets and other institutional chains. Producers generally sell directly to the supermarket chains and deliver the chicken directly to the store. Sales to the institutional market often require customized cutting and presentation.

Chicken volume sold by category in the Mexican industry and by Company in 2009:

Category	Industry s/volume (1)	Bachoco s/volume	Bachoco s/sales
Live	29%	31%	24%
Public market	20%	16%	15%
Rotisserie	26%	30%	30%
Supermarket	14%	6%	6%
Chicken parts	8%	11%	16%
Value-added products	3%	6%	9%

(1) According with the UNA in Mexico

Chicken volume sold by category in the Mexican industry and by Company in 2010:

Category	Industry s/volume (1)	Bachoco s/volume	Bachoco s/sales
Live	31%	34%	28%
Public market	20%	14%	14%
Rotisserie	24%	28%	28%
Supermarket	15%	6%	6%
Chicken parts	7%	12%	15%
Value-added products	3%	6%	9%

(1) According with the UNA in Mexico

Chicken volume sold by category in the Mexican industry and by Company in 2011:

Category	Industry s/volume (1)	Bachoco s/volume	Bachoco s/sales
Live	33%	36%	29%
Public market	20%	14%	14%
Rotisserie	26%	27%	27%
Supermarket	12%	5%	5%
Chicken parts	6%	12%	16%
Value-added products	3%	6%	9%

(1) According with the UNA in Mexico

The U.S. Chicken Market Description

Chicken is the most popular meat produced in the United States. In 2011, the total meat production in the U.S. was 42.1 million tons. U.S. production of chicken meat was 16.9 million tons or 40.2% of the total U.S. meat production. The U.S. broiler industry exported 3.1 million tons of chicken or 18.4% of the total U.S. production.

On a retail weight basis U.S. per capita consumption of chicken is estimated to be 37.8 kilograms. Most of the chicken produced in the U.S. is sold in either a cut-up or a further processed form. Only 10.9% is sold in whole-bird form, with or without giblets, and 8.8% is cut up into 8 or 9 pieces for the KFC-type (Kentucky Fried Chicken) market. A further 51.5% is sold as bone-in pieces, primarily parts, by supermarkets or as leg quarters for export markets. Finally 28.8% of production is represented by deboned breast and dark meat for value added further processed meat.

Over the last thirty years the industry has experienced a constant trend toward greater integration and consolidation between companies. In 1980, the five largest companies in the industry processed 30.5% of all birds produced. In 2010, the five largest companies processed 59.6% of all birds processed. The pace of consolidation has slowed in recent years due to economic difficulties associated with higher ingredient costs. However since 2009, there has been significant investment by overseas poultry companies in U.S. broiler production and these companies now own approximately the 36% of U.S. production capacity.

Bachoco’s Chicken Marketing and Distribution

As previously stated, we operate in all of the six chicken categories; our product mix varies from region to region, reflecting different consumption and distribution patterns.

We have developed an extensive distribution system. We use various distribution channels in every major product category to service different market segments.

-	Live chicken. We sell live chicken primarily to wholesalers, which contract out the processing to independent slaughterhouses and then resell the processed product as public market chicken. To a lesser extent, we sell to small, independent slaughterhouses in the southeast, where live chicken continues to be the standard for consumption. Additionally, customers can purchase live chicken directly from our farms.

-	Public market chicken. Most of our wholesale customers rely primarily on us for public market chicken, although we have no exclusive supply agreements. Our principal focus in this market has been to provide superior distribution and service to selected wholesalers in order to maintain and further develop loyalty. Public market chicken is ordinarily sold to consumers without any packaging or other identification of the producer, but our distribution system encourages wholesalers to sell to retailers in containers from our own “Bachoco” trailers, reinforcing our reputation for freshness and efficiency of service and fostering brand loyalty among retailers. We believe we have developed excellent relationships with the wholesalers we serve.

-	Rotisserie chicken. We sell rotisserie chicken directly to rosticerias and supermarkets. We believe this market will continue to grow, as in the past, because of an ever-increasing consumer demand for convenient, low-priced products and high-quality fast food. Success in supplying rotisserie chicken depends on consistency and good service, and only larger producers with more modern processing facilities and distribution capacity can compete in this market.

-	Supermarket chicken. We sell supermarket broilers, directly to the principal supermarkets, convenience store chains and wholesale clubs in Mexico. In order to build consumer loyalty, we emphasize our brand image as well as our superior service, reinforced by frequent delivery to ensure freshness. Each chain negotiates purchases centrally, but we deliver directly to many points of sale, ordinarily at least once every 48 hours. We believe that we lead the market in frequency of deliveries to supermarkets.

-	Chicken parts. We sell chicken parts principally to supermarkets, using the same marketing strategy that we use for supermarket broiler chicken. We are also an important supplier of chicken parts to the growing franchise fast-food and institutional food-service industries. We continue to develop custom-cutting processes to help meet demand from fast-food and institutional customers for a wider variety of chicken parts.

-	Value-added products. The potential growth in these products’ market is large and we believe that our distribution network, our market share in the supermarket segment, our brand name and our experience in a wide range of existing Mexican distribution channels will be important competitive strengths in this products. The Company is constantly developing new, convenient value-added products.

We use our own fleet to transport the majority of rotisserie chickens, supermarket broilers and other chicken products to our customers in Mexico. We try to cooperate with existing distribution channels and do not compete with wholesale distributors, except in areas where we supply our own distribution capacity where needed for market penetration.

We distribute products from our processing plants located in: Celaya, Culiacan, Tecamachalco, Lagos de Moreno, Coatzacoalcos, Merida, Gomez Palacio, Monterrey and Hermosillo to our cold-storage facilities and warehouses, which serve as a midpoint in distribution to wholesalers and local customers. From our cold-storage facilities, we service wholesalers (who in turn deliver to their customers), retailers and transport certain products directly to supermarkets and food-service operations. Our distribution infrastructure includes 63 cold-storage warehouses and facilities and a large fleet of vehicles. The decentralized sales force permits us to remain attuned to developments in the regions we serve and to develop close relationships with customers.

Table Eggs Business Line

The Mexican Table Eggs Market and Competition

According to the UNA, Mexico has the largest per capita consumption of table eggs in the world with 22.4 kilograms per capita consumed in 2011. We believe this level of consumption is due in part to the fact that eggs are among the cheapest sources of protein in Mexico.

The Mexican table egg industry is more fragmented than the chicken industry. According to the UNA, in 2010 the nine largest producers of table eggs in Mexico account for approximately 44.0% of the market.

We estimate that we are the second largest producer of table eggs in Mexico, in 2011, we produced 5.2% of the total eggs produced in Mexico. We sell both brown and white eggs. We estimate that we are the largest producer of brown eggs in Mexico. Our marketing efforts for egg products focus on increasing our brand recognition.

Table eggs in Mexico are classified in three main categories: bulk, packaged and processed.

-	Bulk. Distributed in large 360 egg cases through wholesalers to retailers. The retailers, which are typically small grocery shops, sell the eggs by weight to consumers.

-	Packaged. Branded packages of mainly 12, 18 or 24 eggs. Packaged eggs are less vulnerable to price fluctuations and are mainly sold through supermarkets.

-	Processed. Liquid or powdery eggs used mainly by the bakery industry. Bachoco does not participate in this market.

The tables below sets forth the volume of the table eggs sold within the Mexican industry and volume and sales, recorded by us for each year indicated,

In 2009, the volume sold by table eggs category in the Mexican industry and in the Company was:

Category	Industry s/volume (1)	Bachoco s/volume	Bachoco s/sales
Bulk	80%	45%	36%
Package	15%	55%	64%
Processed	5%	0%	0%

(1) Source: UNA

In 2010, the volume sold by table eggs category in the Mexican industry and in the Company was:

Category	Industry s/volume (1)	Bachoco s/volume	Bachoco s/sales
Bulk	80%	47%	41%
Package	14%	53%	59%
Processed	6%	0%	0%

(1) Source: UNA

In 2011, the volume sold by table eggs category in the Mexican industry and in the Company was:

Category	Industry s/volume (1)	Bachoco s/volume	Bachoco s/sales
Bulk	80%	45%	34%
Package	14%	55%	66%
Processed	6%	0%	0%

(1) Source: UNA

Bachoco’s Marketing and Distribution of Table Eggs

The branded carton of brown eggs is a premium product in the Mexican market, because consumers perceive them to be of higher quality. Brown eggs command a small premium over white eggs.

In some regions, however, we have reallocated part of our production from brown eggs to white eggs due to local market preferences. Our marketing strategy in the eggs business is to gradually move from bulk to packaged white eggs. Packaged eggs are less vulnerable to price fluctuation and create brand loyalty.

We have designed our egg distribution system to transport eggs from our laying farms at Celaya, Los Mochis, Obregon, Mexicali, Tecamachalco, Merida, Saltillo and La Laguna regions to customers in all sales regions. We sell packaged eggs directly to all of the principal supermarket chains in Mexico, with daily deliveries directly to their outlets. Our marketing strategy for this business line is to lead sales of package branded eggs.

Balanced Feed Business Line

The Mexican Balanced Feed Market and Competition

According to the Consejo Nacional de Fabricantes de Alimento Balanceado y de la Nutricion Animal, A.C. (or ”CONAFAB”) Mexico is among the ten biggest producers of balanced feed worldwide. In 2010, total production of balanced feed in Mexico was 28.1 million tones, representing a cumulative increase of 5.8% from 2007 to 2010. CONAFAB estimates that Mexican production of balanced feed for 2011 will be 29.4 million tons, and Mexico will account with 420 feed mill plants and a production capacity of 35 million tons.

Local production is composed of commercial and integrated manufacturers. Commercial manufacturers produce for the market, while integrated manufacturers mostly produce for themselves and occasionally for other producers. In 2010, integrated producers accounted for approximately 63.0% of total production. Imports of feed come almost entirely from the United States.

We estimate our market share in the balanced feed product line is approximately 3.1%.

Bachoco’s Marketing and Distribution of Balance Feed

We have benefited from economies of scale and synergies derived from producing feed both for our own internal consumption and for sale to third parties, we sell mainly to small livestock producers and through a network of small distributors located mainly in central and southern Mexico. Currently, we have 4 feed plants dedicated to producing balanced feed to third parties.

We estimate that in 2010, our balanced feed business comprised approximately 3.1% of the market share of the commercial (non-integrated) balanced feed business in Mexico, a small reduction from the 3.4% market share in 2009. The decrease in our balanced feed sales volume is due to a reduction in our production levels as we improve our sales mix.

Other Business Lines

This item comprises sales of swine and turkey and beef value-added products. The Company sells live swine to small packers.

We purchase breeder swine live from the United States and breed them at facilities in the state of Sonora. We then raise swine to maturity at our farms in Celaya and three other locations in Mexico. Mature swine is sold on the hoof to Mexican swine meat packers for the production of pork products.

The Mexican swine industry is highly fragmented and our market share within this market is not significant.

The Mexican market of turkey and beef value-added products is a small but one with a large growth potential.

In 2007, we entered into two new product lines: turkey and value-added beef and pork products. We do not raise either turkey or cattle; we only process these products.

Each of these business lines represented less 1.0% of our total sales. However, we see opportunities to grow these businesses by taking advantage of our distribution network.

Seasonality of Our Company

Our sales are moderately seasonal in Mexico, with the highest levels of sales, in general, in the second and fourth quarters due to higher chicken consumption during the holiday season. As for our sales in the U.S., there is slightly less seasonality but breast meat prices are typically higher in the second and third quarters and wings are more in demand in the fourth and first quarters.

Main Raw Materials

We purchase our breeding stock for broilers and layers from high-quality suppliers. All of our breeder swine currently come from one supplier, but we have changed suppliers from time to time and have numerous alternative sources of supply.

The largest single component of our cost of sales is the cost of ingredients used to prepare balanced feed, including: sorghum, soybean meal, corn, fish meal, meat meal and, for certain chicken products, marigold extract, among some others.

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

To mitigate the effects of increases in grain prices, we are always seeking lower-cost feed ingredients from Mexican sources when available. The use of local feed ingredients allows us to save on transportation costs and import duties. However, because southern Mexico domestic crops and feed ingredients are limited in some cases our complexes use imported grain.

In 2011, we bought approximately 44.6% of our total grain in the domestic market and the rest from the U.S. We believe that the quality of local feed ingredients, particularly sorghum, is superior to that of imported feed ingredients. The Company engages in hedging of its feed costs in order to assure more stable cost of grains.

Mexican Regulation

Mexican Import Regulation

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

In December 2009, Mexico’s Federal Commission of Economic Competition published a notice announcing an investigation of the Mexican poultry sector regarding possible monopolistic business practices. No specific companies have been cited as conducting business in this manner. We, along with other companies, were required to provide information to the commission.

In 2010 and 2011 the Federal Commission of Economic Competition continued with the investigation and requested information from several poultry companies. As of the date of this document we have not received further comments from this investigation.

Environmental and Sanitary Regulation

Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The principal laws are Ley General de Equilibrio Ecologico y Proteccion Ambiental (General Law of Ecological Balance and Environmental Protection) and Ley de Aguas Nacionales (National Waters Law). The Secretaria del Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources or “Semarnat”) administers the Environmental Law, and Comision Nacional del Agua (“National Water Commission”) administers the National Waters Law.

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

The level of environmental regulation in Mexico has increased every year, and enforcement of the law is improving. We expect this trend to continue and to intensify with international agreements between Mexico and the United States.

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

In 2008; the Company voluntarily entered in an audit program through the Office of Environmental Protection (“Propaeg”) of the Government of Guanajuato. As a result, in October 2011, the Company invested over Ps. 52.0 million in the building of water-treatment plant for its poultry processing plant located in Celaya, Guanajuato. On February 29, 2012, the Company received the Certificate “Clean Company” delivered by Propaeg.

This Certificate confirms that the Company meets all environmental standards on its production processes and that is friendly to the environment. Thus, this certification is a clear example of the Company’s environmental commitment with the community and the in general with the country.

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

U.S. Regulations

In our U.S. operations we are subject to regulations from federal agencies such as the USDA, the U.S. Food and Drug Administration (or “FDA”), the U.S. Environmental Protection Agency (or “EPA”), the U.S. Department of Homeland Security (or “DHS”), and the U.S. Department of Labor (or “DOL”),as well as state regulatory agencies in the states where we conduct business. Our U.S. subsidiary is in compliance with all current regulations and constantly monitors for any changes in those regulations.

C.	Organizational Structure

Industrias Bachoco, S.A.B de C.V. is a holding company with no operations other than holding the stock of its subsidiaries, most of which are incorporated in Mexico. Our principal operating subsidiary is BSACV, which owns our principal operating assets, and which accounted for 81.37% of consolidated total assets as of December 31, 2011, and 85.5% of our consolidated revenues for the year ended December 31, 2011. All of our subsidiaries are directly owned by us in the percentage listed below.

The following table shows our main subsidiaries as of December 31, 2009, 2010 and 2011:

	Percentage equity interest
	Country	2009	2010	2011
Aviser, S.A. de C.V.	Mexico	100	100	100
Bachoco, S.A. de C.V.	Mexico	100	100	100
Bachoco Comercial, S.A. de C.V.	Mexico	100	100	100
Campi Alimentos, S.A. de C.V.	Mexico	100	100	100
Huevo y Derivados, S.A. de C.V.	Mexico	97	-	-
Operadora de Servicios de Personal, S.A. de C.V.	Mexico	100	100	100
Pecuarius Laboratorios, S.A. de C.V.	Mexico	64	64	64
Secba, S.A. de C.V.	Mexico	100	100	100
Sepetec, S. A. de C.V.	Mexico	100	100	100
Servicios de Personal Administrativo, S.A. de C.V.	Mexico	100	100	100
Induba Pavos, S.A. de C.V.	Mexico	100	100	100
O.K. Industries Inc. and Subsidiaries	U.S.	-	-	100

In 2009, Acuícola Bachoco, S.A. de C.V. merged with Campi Alimentos, S.A. de C.V.

O.K. Industries was acquired in November 2011. It includes 4 subsidiaries which it controls; in 3 of them O.K. Industries holds the 100% of their shares and in the last one it holds the 85% of the shares.

For more information, please read Note 2-a) of the Consolidated Financial Statements.

D.	Property, Plant and Equipment

The following table indicates production facilities and the number of each type of facility both in Mexico and the U.S., as of March 31, 2012:

Bachoco production facilities	In Mexico	In the U.S.
Chicken breeding farms	171	93
Broiler grow-out farms	518	336
Broiler processing plants	9	2
Hatchery	21	3
Egg production farms	91	-
Swine breeding farms	1	-
Swine grow-out farms	10	-
Feed mills	18	2
Further process plants	4	2

Mexico Facilities

In Mexico, our facilities are grouped in nine complexes that mainly include farms, feed mills, incubation and processing plants, and distribution centers. These complexes are located in the cities of Culiacan, Monterrey, Hermosillo, Gomez Palacios, Lagos de Moreno, Celaya, Tecamachalco, Coatzacoalcos, and Merida. Our nine processing plants process around 10 million chickens per week. The Celaya complex is the largest of our complexes in México, and it is also where our headquarters are located.

We also account with more than 800 production facilities (most of which are farms), and 63 distribution centers that are located throughout Mexico, to ensure freshness and minimize transportation time and costs.

Additionally, there are small egg production farms at Los Mochis, Ciudad Obregon, Puebla and Mexicali, and swine production is based in the cities of Los Mochis, Ciudad Obregon and Celaya.

Four of the eighteen feed mills plants are dedicated to produce balance feed to sales to third parties and the remaining fourteen are dedicated mainly to internal consumption.

We own other facilities, including two poultry manure-processing plants. We also own a laboratory that produces vaccines for the poultry industry, which we mainly use for internal purposes.

We own most of our facilities, and lease a limited number of farms and sales centers, all of which we do not consider material. We also employ a network of contract growers.

Our fleet of trucks transport day-old chickens from egg incubation plants to farms, part of the feed from feed mills to farms, live chickens from farms to processing plants, products from the processing plants to distribution centers and in some cases directly to some customers, eggs from farms to distribution centers and, ultimately, products from distribution centers to customers.

Expansion, Construction or Issues Related with Our Facilities

On April 13, 2008, our processing plant in Monterrey caught fire. While the fire destroyed the entire further processing area, our broiler production processing did not suffer any damage and continued operating under nearly normal conditions until 2009. In 2009, the Company closed this facility and moved the broiler production processing to a new facility in the same city of Monterrey.

In April 2010, the table eggs operation located in Mexicali, B.C. was affected by an earthquake that hit northwestern Mexico on April 4. The earthquake partially affected almost all of the farms located in this region, including our farm. Our affected farm represents approximately 9.0% of our total egg production. Other facilities, such as feed mill and distribution centers, were essentially undamaged. This farm recommenced operations at the end of 2010, with normal production capacity by the end of 2011.

U.S. Facilities

We have facilities across the River Valley area in Arkansas and Oklahoma. We process around 3 million chickens per week in those facilities. Our offices are in Fort Smith, Arkansas. Our slaughter and deboning plants and feed mills are located in Fort Smith and Heavener, Oklahoma. We have further processing plants in Fort Smith and Muldrow, Oklahoma; our hatcheries in Fort Smith, Heavener and Stigler, Oklahoma; our broiler research farms, in Greenwood and Hartford, Arkansas; and our cooler storage and distribution center, in Muldrow city.

We currently have no plans to carry out any construction or material expansion in our Mexico or US facilities.

ITEM 4.A. Unresolved Staff Comments

None

ITEM 5. Operating and Financial Review and Prospects

Company’s Overview

In 2011, the national economy grew 3.9%, and was generally marked by uncertainty caused by high volatility in the world economy. The Mexican peso remained especially volatile towards the end of the year, ending with a depreciation of 13.0 % with respect to the U.S. dollar when compared with the end year of 2010, while the inflation rate in Mexico was 3.8%.

According to the Unión Nacional de Avicultores en Mexico (National Association of Poultry Farmers in Mexico), during 2011, the volume of chicken produced in Mexico grew 3.4% and consumption per capita was 25.6 kg. Additionally, table egg production grew 2.5% and consumption per capita was 22.4 kg. of eggs per year.

In general, the poultry industry and, consequently, Bachoco, continued experiencing high production costs during the entire 2011 fiscal year, caused mainly by the high costs of raw materials.

Net sales of the Company for the 2011 fiscal year increased 12.2% as compared to the prior year, resulting in the highest sales billed in the history of the Company.

The chicken products line, the Company’s main source of income, was marked by an oversupply during most of 2011, with an important recovery towards the end of the year. Nevertheless, it was insufficient to reverse the negative results recorded during most of the year.

Export sales from Mexico as percentage of our total sales are only slightly representative. However, we recorded a 70.0% increase in our export sales over the prior fiscal year. This increase is mainly due the marketing to new foreign customers.

In 2011, we experienced a significant growth mainly through the following: On August 20, 2011, the Company reached an agreement with Grupo OSIG to acquire Trosi de Carnes, S.A. de C.V. under a business combination agreement. This facility is located in Monterrey. It produces and sells processed beef. The Company paid Ps. 57.7 million for this acquisition.

On November 1, 2011 we acquire OK. Foods, Inc. a fully-integrated U.S. company. Headquartered in Fort Smith, Arkansas, O.K. Industries operates facilities across the River Valley area in Arkansas and Oklahoma, processing 2.5 million chickens per week. With this acquisition, Bachoco might increase its sales around 30.0%. The Company paid US$93.4 million for O.K. Industries. Under USGAAP and IFRS principles, we determine that this acquisition has generated a profit of US$76.4 million equivalent to Ps. 1,038.0.

In addition, the Company carried out a purchase of three distribution centers located all in the state of Baja California Sur, with which it expanded its domestic coverage. The Company paid Ps. 55.5 million for this acquisition.

We are an important source of employment. At the closing of the 2011 fiscal year, we had provided more than 25,300 direct jobs, most of them in Mexico. At Bachoco, we believe in our personnel’s permanence and development. We have highly specialized and qualified employees in their different areas, which gives us confidence and results in high productivity in our processes.

A.	Operating Results

The following table sets forth selected components of our results of operations as a percentage of net revenues for each of the periods indicated:

	For year ended December 31,
In percentages	2009	2010	2011
Net revenues	100.0	100.0	100.0
Cost of sales	(83.1)	(78.9)	(89.3)
Gross profit	16.9	21.1	10.7
Selling, general and administrative expenses	(10.8)	(11.1)	(10.6)
Operating income	6.1	10.0	0.0
Comprehensive financing income (loss)	(0.6)	0.5	0.6
Taxes (benefit)	(1.7)	2.0	(0.1)
Net income (loss)	3.5	8.0	0.6

The following table sets forth, for each of the periods indicated, our net revenues by main product lines as a percentage of total net revenues in each period:

	For year ended December 31,
In percentages over sales	2009	2010	2011
Chicken	78.3	81.3	81.6
Eggs	10.1	8.5	7.5
Feed	6.3	5.6	6.7
Swine and others	5.3	4.6	4.2
Total revenues	100.0	100.0	100.0

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements. Our Audited Consolidated Financial Statements have been prepared in accordance with Mexican FRS, which differs in certain respects from U.S. GAAP. Note 23 to our Audited Consolidated Financial Statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of consolidated stockholders’ equity, net income, a consolidated statement of stockholders’ equity and a consolidated statement of cash flows under U.S. GAAP as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011.

	For year ended December 31,
Net Revenues	2009		2010		2011
Chicken	Ps.	18,211.1	Ps.	20,127.7	Ps.	22,611.2
In Mexico		18, 211.1		20,127.7		21,232.4
In the U.S.(1)		-		-		1,378.8
Eggs		2,356.8		2,101.8		2,085.9
Balanced feed		1,465.6		1,380.8		1,853.2
Swine and other business lines		1,229.4		1,105.2		1,184.7
Total Revenues	Ps.	23,262.9	Ps.	24,715.5	Ps.	27,735.0

(1) Includes only sales of November and December, 2011, date on which O.K. was acquired.

2011 vs. 2010

The Company’s net sales for fiscal year 2011 totaled Ps. 27,735.0 million pesos, 12.2% more than the sales registered in 2010, as a result of the 2.6% increase in prices and 9.0% increase in the volume sold.

Chicken products sales increased 12.2% during 2011 as a result of a 2.9% price increase and a 9.0% volume increase. The increase in volume is mainly due to a greater production resulting from the acquisition of O.K. Industries.

Table eggs sales decreased 0.8% during the 2011 fiscal year, although the price increased 5.7%; however, the sold volume decreased 6.1%. Decrease in volume is mainly due less eggs production in Mexicali facility, which had been lost due to the April 2010 earthquake. By the end of 2011, the production capacity in the Mexicali operation was almost totally restored.

Balanced feed sales, conducted under the CAMPI trademark, had an increase of 34.2% in the 2011 fiscal year, as a result of an increase of 16.0% in prices and 15.7% in volume sold. This recovery comes after a couple of years of significant increases in its production costs.

Other business lines of the Company include: live swine sales, sales of value added turkey and beef products and other by-products. In this respect, it is important to point out the significant growth in sales of value added beef products in the last quarter of 2011, as a consequence of more production capacity resulted from the integration of Trosi to the rest of the Company.

2010 vs. 2009

In 2010, we recorded net sales of Ps. 24,715.5 million, a 6.2% increase with respect to the Ps. 23,262.9 million sales reported in 2009. A detail of sales by segment follows.

Sales in our chicken segment totaled Ps. 20,127.7 million during 2010, an increase of 10.5% as compared to 2009. This result is due to an increase of 3.3% in chicken prices and a 7.2% increase in volume sold, which is a record for the Company. Chicken sales accounted for 81.3% of overall sales.

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

	For year ended December 31,
Cost of Sales	2009		2010	2011
Total cost of sales	Ps.	19,326.8	19,500.7	24,773.2
Gross Profit	Ps.	3,936.1	5,214.8	2,961.8
Gross margin	%	16.9	21.1	10.7

2011 vs. 2010

Total cost of sales increased 27.0% for year 2011, when compared to the year 2010. The production cost of chicken per unit was the most affected, it increased around 19.0% in 2011 vs. 2010.

Balanced feed cost is the single largest component of our cost of sales. In 2011, balanced feed cost was negatively affected by increases in corn and soybean meal, resulting from lower supply inventories, worldwide and in particular to a volatile exchange rate of peso–dollar. In 2011, 55.4% of the corn that we purchased was bought in the U.S., priced in dollars.

The gross profit for 2011 was Ps. 2,961.8 million, with a gross margin of 10.7%. This represented a decrease of 43.2% as compared to the previous year, mainly due to the high production costs that could not be passed through to our customers.

2010 vs. 2009

In 2010, cost of sales was Ps. 19,500.7 million compared to Ps. 19,326.8 million in 2009, representing 2.9% decrease in the cost of sales per unit. This was mainly due to increased efficiencies in our production indicators and an adequate administration of our grain hedging.

As a result of the reduction in our cost of sales per unit and increases in the volume of chicken and swine sold, the Company registered a gross profit for 2010 of Ps. 5,214.8 million with a margin of 21.2%, up from a margin of 16.9% in 2009.

	For year ended December 31,
Operating Income ad EBITDA	2009		2010	2011
Selling and administrative expenses	Ps.	2,522.3	2,751.8	2,951.9
Operating income	Ps.	1,413.8	2,463.0	9.9
Operating margin	%	6.1	10.0	0.0
EBITDA result	Ps.	2,076.4	3,155.6	735.9
EBITDA margin	%	8.9	12.8	2.7

2011 vs. 2010

Bachoco recorded an operating income of Ps. 9.9 million at the closing of 2011, a significant decrease compared with the operating income of Ps. 2,463.0 million recorded in 2010. The optimization of production indexes, general expense control and considerable increases in net sales of the Company, were insufficient to counterbalance the increases in the production cost.

The result of the EBITDA in 2011 was Ps. 735.9 million, which represented 76.7% decrease compared to the Ps. 3,155.6 million of EBITDA reported in 2010.

2010 vs. 2009

Total operating expenses in 2010 were Ps. 2,751.8 million, compared with Ps. 2,522.3 million in 2009, which primarily reflected the increase in our distribution and administrative expenses. As a result the Company achieved income of Ps. 2,463.0 million, or a margin of 10.0%. This figure is higher than the operating income reached in 2009 of Ps. 1,413.8 million, or a margin of 6.1%.

The EBITDA for year 2010 was Ps. 3,155.6 million, a margin of 12.8% compared to and EBITDA result of Ps. 2,076.4 million and 8.9% margin reported in 2009.

	For year ended December 31,
Comprehensive Financial Results	2009		2010		2011
Comprehensive financial result:	Ps.	(133.2)	Ps.	122.1	Ps.	177.6
Net interest income and valuation effects of financial instruments		(95.3)		111.0		123.1
Foreign Exchange gain (loss)		(38.0)		11.1		54.5

2011 vs. 2010

In 2011, we had comprehensive financial income of Ps. 177.6 million, compared with income of Ps. 122.1 million in 2010. The gain is mainly attributable to a gain in valuation effects of financial instruments and net interest of Ps. 123.1 million recorded in 2011. We also recorded an exchange gain of Ps. 54.5 million, compared to an exchange gain of Ps. 11.1 million in 2010.

2010 vs. 2009

In 2010, we recorded comprehensive financial income of Ps. 122.1 million, compared with a loss of Ps. 133.2 million in 2009. The result is mainly attributable to a gain in valuation effects of financial instruments and net interest of Ps. 111.0 million in 2010, while in 2009; we registered a valuation effect of financial instruments and net interest loss of Ps. 95.3 million. In 2010 we recorded an exchange gain of Ps. 11.1 million, compared to an exchange loss of Ps. 37.9 million in 2009.

	For year ended December 31,
Income Taxes	2009		2010		2011
Total income tax (benefit) expense	Ps.	406.4	Ps.	503.4	Ps.	(40.5)
Income tax		103.5		495.8		69.6
Flat rate business tax		0.4		0.0		0.0
Deferred Income tax		302.5		7.6		(110.1)

2011 vs. 2010

Total taxes in 2011 were a benefit of Ps. 40.5 million, compared to a charge of Ps. 503.4 million reported in 2010. This benefit in 2011 is mainly due to income tax of Ps. 69.6 million, offset with deferred income tax of Ps. 110.1 million.

The main components of the Income tax are computed “expected” tax expense for Ps.24.9 million and effect of companies outside simplified regime for Ps.33.1. The main components of deferred income tax are an increase in deferred tax assets for Ps.287.9 million, partially compensated by an increase in deferred tax liabilities for Ps. 6.0 million and an increase in deferred tax assets-foreign subsidiary for Ps.174.1 million.

For more detail see Note 19 of our Consolidated Financial Statements.

2010 vs. 2009

Total taxes recognized by the Company in 2010 amounted to Ps. 503.4 million, compared to Ps. 406.4 million reported in 2009. This represents an income tax of Ps. 495.8 million and deferred income tax of Ps. 7.6 million in 2010, comparable to income tax of Ps. 103.9 million and deferred income tax of Ps. 302.5 million in 2009. The decrease in deferred taxes in 2010 compared to 2009 is mainly that in 2009 we recognized a single charge of Ps. 188.8 million of deferred taxes, as a result of a tax reform authorized beginning in 2010, the tax rate is increased from 19% to 21% in the simplified regime.

	For year ended December 31,
Net Controlling Income	2009		2010		2011
Net controlling income	Ps.	797.6	Ps.	1,983.4	Ps.	157.0
Net margin	%	3.4%		8.0%		0.5

2011 vs. 2010

Net controlling income for year 2011 totaled Ps. 157.0 million, or Ps. 0.26 per share (US$0.22 per ADS), a sharp decrease as compared to income in 2010, which amounted Ps. 1,983.5 million or Ps. 3.31 per share (US$ 2.84 per ADS). Net consolidated margin in 2011 was a profit of 0.6% compared to a profit of 8.0% reached in 2010.

2010 vs. 2009

Net controlling interest income for year 2010 was Ps. 1,983.4 million, or Ps. 3.31 per share (US. $2.84 per ADS), compared to a net controlling interest income of Ps. 797.6 million, or Ps. 1.33 per share in 2009 (US. $1.14 per ADS) In terms of margin, the Company reached a net controlling margin of 8.0%, significantly higher than the 3.5% net margin reported in the previous year.

The following information is a summary of the fiscal and accounting policies that could materially affect the Company’s operations or investments.

Income Tax, Asset Tax and Flat Rate Business Tax, Year 2011

Industrias Bachoco and all of its subsidiaries file separate income tax returns. Bachoco, the Company’s main subsidiary, is subject to the simplified regime. This simplified regime is applicable to agriculture, cattle-raising and fishing, among others.

O.K. Industries, subsidiary is located in the U.S. and it has a different fiscal period that the rest of the subsidiaries located in Mexico. O.K. Industries’ fiscal year ends in April each year, while the rest of the Companies end in December.

For more information please see Note 2-v) and Note 19-a) and d) of the Consolidated Financial Statements.

Income Tax

In 2009, a tax reform was authorized by which, as of 2010, the tax rate was increased from 19.0% to 21.0% in the simplified regime and from 28.0% to 30.0% in the general regime. The Company recognized the result of this change in 2009, in a charge to results of Ps. 188.8 million, which is reflected in deferred taxes under the line item “Adjustment to deferred tax assets and liabilities for enacted changes in tax law and rates.” See Note 19-a) of the Consolidated Financial Statements for more information.

Flat Rate Business Tax (IETU)

On October 1, 2007, new laws were published and a number of tax laws were revised relating to the Flat Rate Business Tax (IETU). These laws came into effect on January 1, 2008. The IETU rate was set at 16.5% for 2008, 17.0% for 2009 and 17.5% for 2010 and thereafter, based on cash flows, and limits certain deductions. The IETU is required to be paid only when it is greater than the income tax to be paid in any given year. To determine the IETU base in a given year, gross income tax (before subtracting deductions) is subtracted from the net income tax (after subtracting deductions), with the difference being the IETU base. If a negative IETU base is determined because deductions exceed income tax, there will be no IETU payable. Instead, the amount of the negative IETU payable base multiplied by the IETU rate results in an IETU credit, which may be applied against the income tax due for the same year or, if applicable, against any IETU payable in the next ten years. See Note 19-b) of the Consolidated Financial Statements for more information.

Asset Tax (AT)

In 2007, a new law was enacted that resulted in the derogation of the asset tax law beginning on January 1, 2008. In 2007, the asset tax rate was payable at 1.25% and liabilities were no longer deductible from the asset tax base. At December 31, 2011, the Company had Ps. 5.0 million in asset tax credits. See Note 19-c) to our Audited Consolidated Financial Statements for more detail.

Base Year	Asset tax restated at December 31, 2011 in million		Year of expiration
2005	Ps.	1.6	2015
2006	Ps.	3.4	2016

Deferred income tax in O.K. Industries

Deferred income taxes of OK Industries is included in the consolidated deferred income tax of Bachoco, and relate primarily to the use of the farm price method of accounting for inventories for tax purposes and certain self-insurance and other accruals and reserves, as well as temporary differences between financial statement and tax return recognition of certain inventory costs, sales and other amounts resulting from the previous use of the cash basis of accounting for income tax purposes by the subsidiary’s agricultural production operations, as well as differences in basis and depreciation methods used on certain assets.

Reconciliation to U.S. GAAP

The Company’s Audited Consolidated Financial Statements are prepared in accordance with Mexican Financial Reporting Standards (“MexFRS”), which differ in certain respects from U.S. GAAP.

The principal differences between MexFRS and U.S. GAAP, as they relate to us, with an explanation, where appropriate, of the method used to determine the adjustments that affect income and stockholders’ equity, and any additional applicable disclosures as applicable are described in the Note 23 of our Audited Consolidated Financial Statements. Our consolidated net income under U.S. GAAP was a net income of Ps. 798.4 million in 2009, a net income of Ps. 1,978.0 million in 2010 and a net income of Ps. 1,180.7 million in 2011, compared to a net income of Ps. 809.0 million, a net income of Ps. 1,986.3 million and, a net income of Ps.159.1 million, respectively, under Mexican FRS.

Bachoco has applied Statement of Financial Accounting Standards (included in FASB ASC Subtopic 740-10- Income taxes – Overall) (FIN 48.) Accounting for Income Taxes for all periods presented. The deferred tax adjustment included in the net income and stockholders’ equity reconciliations includes the effect of deferred taxes on all U.S. GAAP adjustments reflected in the reconciliation from Mexican FRS to U.S. GAAP. Under U.S. GAAP, the Company recognizes a deferred tax liability associated with profits originated during the simplified regime that have not paid income tax previously, but would be subject to taxation upon future distributions under the Mexican tax law. Due to the accounting change in Mexican FRS in 2008, this concept generates a reconciling difference to U.S. GAAP. The deferred tax liability under this concept was a charge of Ps. 309.1 and a benefit of Ps. 270.0 million as of December 31, 2010 and 2011, respectively.

For U.S. GAAP purposes, goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB ASC Topic 350, Intangibles – Goodwill and Other. Up to December 31, 2004, we recognized an accumulated effect (increase in equity) of Ps. 58.7 million for the non amortization of goodwill, under U.S. GAAP. The Company performs its annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. In 2009, 2010 and 2011, no triggering events occurred and the annual impairment test did not reflect any impairment concern.

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

Fair value information presented in Note 23 to our Audited Consolidated Financial Statements is based on information available at December 31, 2010 and 2011. Although we are not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been updated since those dates; therefore, the current estimates of fair value at dates after December 31, 2011 and 2010, could differ from these amounts.

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

Accumulated depreciation expense for property, plant and equipment in 2011 amounted to Ps. 8.7 billion. As applied to our 2011 financial results, the depreciation and amortization was Ps. 726.1 million, or 2.6% of our net revenues. For further explanation, see Notes 2-c) and 9 to our Audited Consolidated Financial Statements.

Allowance for Productivity Declines

The allowance for decline in productivity of our breeder chickens and swine is estimated based on expected future life under straight line method. See Note 2-h) in our Audited Consolidated Financial Statements for more detail.

Inventory Valuation

At December 31, 2010 and 2011, our inventories are stated at the lower of historical cost determined by the average cost method or market (replacement cost), provided that replacement cost is not less than net realizable value

Agriculture

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

For more details, see “Inventories and biological assets” in Note 7 of our Audited Consolidated Financial Statements.

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

The Company’s employees in the US, also accounts with a contribution plan, where the Company contributes with the 50.0% of the employee’s contribution up to 2.0% of their remuneration.

See Note 2-q) and Note 17 to our Audited Consolidated Financial Statements, for more detail regarding pension plan for Bachoco’s employees either in Mexico and the U.S.

Valuation Allowance for Deferred Tax Assets

In assessing our ability to realize deferred tax assets, management considers whether it is more likely than not that part or all of the deferred tax assets will not be realized taking into account, that the final of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which such assets become deductible. We also consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The valuation allowance for deferred tax assets as of January 1st, of 2010 and 2011 was Ps. 36.1 million and Ps. 53.3 million, respectively. For more information see Note 19-e) to our Audited Consolidated Financial Statements.

B.	Liquidity and Capital Resources

We are a holding company with no significant operations of our own. We principally engage in transactions with our subsidiaries. Our main subsidiary is Bachoco, which in 2011 accounted with the 81.37% of the total revenues of the Company.

	For the year ended December 31,
Cash and cash equivalents	2009		2010		2011
Total Cash and equivalents:	Ps.	2,551.0	Ps.	4,177.2	Ps.	3,036.4
Cash and cash equivalents	Ps.	2,399.1	Ps.	3,967.9	Ps.	2,625.7
Primary financial instruments		151.9		209.3		410.7
Acid test ratio(1)		1.5		2.8		1.4

(1) Current assets less inventories /current liabilities

Our cash comes basically from the sales of our products in the Mexican and U.S. markets. Our second source of liquidity comes from credit lines we use from time to time.

2011 vs. 2010

In 2011, cash and equivalents amounted Ps. 3,036.4 million 27.3% less than Ps. 4,177.2 million in 2010. The decrease is mainly due to the payment for part of the acquisition we completed in 2011, working capital increase and the weak operating results.

2010 vs. 2009

In 2010, our financial position remained sound. In 2010, cash and cash equivalents and primary financial instruments increased to Ps. 4,177.2 million, which compares positively to the Ps. 2,551.0 million reported in 2009. The increase was primarily due to our positive operating results.

	For the years ended December 31,
Debt	2009		2010		2011
Accounts payable	Ps.	3,613.2	Ps.	1,572.3	Ps.	2,326.8
Short-term debt		234.3		0.0		1,277.8
Long-term debt (1)		729.5		647.0		559.6
Debt ratio		0.26		0.23		0.30

(1) Includes current installments of long-term debt-

(2) Total liabilities / total assets

For details of maturity of our debt, and interest rate, see Note 12 of our Consolidated Financial Statements.

2011 vs. 2010

In general, total debt increased as a result of the recent acquisitions in Mexico and the U.S. Short-term debt totaled Ps. 1, 277.8, as the Company used US$ 75.0 million from one of its line of credits to partially fund the acquisition of O.K. Industries.

2010 vs. 2009

In 2010, our short- and long-term debt totaled Ps. 646.9 million, lower than the Ps. 963.8 million reported as fo December 31, 2009. This 32.9% of decrease primarily reflects the payment of our short term debt and some notes payable to banks.

	For the years ended December 31,
	2009		2010		2011
Working capital:	Ps.	3,325.3	Ps.	3,333.6	Ps.	4,824.0
Current assets less cash and equivalents	Ps.	5,352.2	Ps.	5,360.5	Ps.	7,824.0
Current liabilities less debt		2,026.9		2,026.9		3,000.0

2011 vs. 2010

Our working capital increased in 2011 as compared to 2010, mainly due an increase in accounts receivable, inventories of raw materials and final and in process inventories. We partially offset the increase with an increase in accounts payable.

We consider that our current level of working capital is sufficient for the normal course of our operations. Our working capital needs are susceptible to change, depending mainly on the cost of our main raw materials which affect or inventory cost, and on the level of accounts payable.

The ratio of current assets to current liabilities decreased from 4.4 in 2010 to 2.3 in 2011.

2010 vs. 2009

Our working capital increased year over year from Ps. 5.2 billion on December 31, 2009 to Ps. 7.4 billion on December 31, 2010. Such increase was mainly due to an increase in the cash and investments and a decrease in derivative financial instruments as current liabilities accounts. The ratio of current assets to current liabilities on December 31, 2010 was 4.4.

		For the years ended December 31,
		2009		2010	2011
Capital Expenditures(1)	Ps.	944.1	Ps.	517.3	Ps. 707.5

(1)Due to the effect from accounting changes, amounts may differ from previously reported for past years.

2011

Our capital expenditures in 2011 were paid with internal resources. In 2011, the capital investments in the Company totaled Ps. 707.5 million, with which we implemented new technology in the processing plants located in Coatzacoalcos, Culiacan and Celaya. In Crelaya plant the Company built a water treatment plant and, and lastly as every year. The Company also modernized its transportation fleet.

2010

In 2010, capital investments amounted to Ps. 517.3 million, most of which were financed with resources generated from our own operations. These capital investments were used mainly to finance, productivity projects, production growing capabilities and infrastructure improvements to keep facilities in good operating conditions.

2010

In 2009, we made capital expenditures of Ps. 944.1 million, with which we entered into two main projects: (i) increased chicken production capacity in Chiapas, Sonora and Yucatán, and updated our transportation fleet (ii) improved production capacity in the Monterrey Complex.

		For the years ended December 31,
		2009		2010		2011
Operating Leases	Ps.	177.3	Ps.	197.5	Ps.	188.2

We entered into operating leases for certain offices, production sites, computer equipment, and vehicles. These agreements have terms ranging between one and five years and some of them contain renewal options. See Note 14 to our Audited Consolidated Financial Statements for more information.

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

We manage our exchange rate exposure primarily through management of our financial structure, specifically by maintaining most of our debt through long-term debt instruments. As part of our normal operations, we purchase financial derivative instruments in order to ensure greater certainty in our purchases of U.S. dollars. We plan over a six month period into the future and, depending on the expected uncertainty for that period, decide if it is economically advisable to purchase or sell any hedging instrument.

The main risk that the Company faces with the use of these derivative instruments is the volatility in the exchange rate of the peso against the U.S. dollar.

We have followed different strategies with respect to derivatives which involved call and put options in U.S. dollars. In 2009 and, 2010 we did not have bank debt denominated in U.S. dollars. During 2011, the Company acquired a one-year bank credit of US$75 million dollars, equivalent to Ps. 1,047.7 million in pesos. The interest rate of this credit is LIBOR plus 0.60 points.

Our risk committee approves any change in policies and reviews the application of current policies.

For more details see Note 12 to our Audited Consolidated Financial Statements.

C.	Research and Development, Patents and Licenses, etc.

None

D.	Trend Information

Our demand and prices continues depending mainly on supply and demand in both markets, Mexico and U.S. and no new effect has been identify, additionally to those effects present in the past.

Cost of our main raw materials is subject to level of inventories available, as it occurred in past periods and no disruption new technology is foresee in the near future.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements of the type that we are required to disclose under this Item.

F.	Tabular Disclosure of Contractual Obligations

Our major categories of indebtedness included the following:

•	As of December 31, 2011, we had Ps. 175.2 million in current installments of long-term debt.

•	Long-term debt to banks, as of December 31, 2010 and 2011, were Ps. 507.1 and Ps. 384.4 million outstanding (excluding current portion) respectively, a 24.2% decrease.

•	The weighted average interest rates on long-term debt for 2010 and 2011 were 6.32% and 5.58% respectively. See Note 12 of our Audited Consolidated Financial Statements for more detail.

The following table summarizes long-term debt as of December 31, 2011. The table does not include current installments of long-term debt, accounts payable or pension liabilities.

	Payments Due by Period
	in millions of constant pesos as of December 31, 2011
Contractual Obligations		Total	Less than a year	1 to 3 years	3 to 5 years	More than 5 years
Long-term debt	Ps.	384.4	154.6	97.8	89.5	42.5
Operating leases	Ps.	641.1	188.2	165.5	145.9	141.4

The Company has certain leases related to operating assets, including farms and administrative offices.

G.	Safe Harbor

Not applicable.

ITEM 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

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

At our annual stockholders’ meeting held on April 27, 2011, Mr. Felizardo Gastelum Felix was elected to the Board of Directors, as President of the Audit and Corporate Practices Committee and Financial Expert. Mr. Felizardo Gastelum Felix performed these roles in an exemplary manner until his death on April 18, 2012.

At our annual stockholders’ meeting held on April 25, 2012, we ratified the membership of Board of Directors, which is composed of the following members:

	Year of Birth	Member since
Chairman of the Board and Proprietary Shareholder Director:
Francisco Javier R. Bours Castelo	1953	1982
Proprietary Shareholder Directors:
Jose Gerardo Robinson Bours Castelo	1958	2008
Jesus Enrique Robinson Bours Muñoz	1951	1994
Jesus Rodolfo Robinson Bours Muñoz	1957	2002
Arturo Bours Griffith	1955	1994
Octavio Robinson Bours	1952	1997
Ricardo Aguirre Borboa	1954	1994
Juan Salvador Robinson Bours Martinez	1965	1994
Alternate Directors:
Jose Eduardo Robinson Bours Castelo	1956	1994
Jose Francisco Bours Griffith	1950	1994
Guillermo Pineda Cruz	1948	1994
Gustavo Luders Becerril	1953	2011
Independent Directors:
Avelino Fernandez Salido	1938	2003
Humberto Schwarzbeck Noriega	1954	2003
Related Proprietary Director:
Cristobal Gustavo Mondragon Fragoso	1945	2011
Secretary of the Board:
Eduardo Rojas Crespo	1969	2008

Honorary Members of the Board

Enrique Robinson Bours Almada, Mario Javier Robinson Bours Almada, and Juan Bautista Salvador Robinson Bours are co-founders of the Company and Honorary members of the board.

The following table identifies the relationships among the Bours family members:

Brothers and Co- Founders	Sons		Nephews		Son in Law
Enrique Robinson Bours Almada	•	Jesus Enrique Robinson Bours Muñoz	•	Arturo Bours Griffith		Guillermo Pineda Cruz
	•	Jesus Rodolfo Robinson Bours Muñoz
	•	Francisco Javier R. Bours Castelo
Mario Javier Robinson Bours Almada	•	Jose Gerardo Robinson Bours Castelo	•	Jose Francisco Bours Griffith
	•	Jose Eduardo Robinson Bours Castelo
					•	Ricardo Aguirre Borboa
Juan Bautista Salvador Robinson Bours Almada		Juan Salvador Robinson Bours Martinez	•	Octavio Robinson Bours	•	Gustavo Luders Becerril

Our bylaws provide for the creation of an executive committee of the Board of Directors, which may exercise certain of the Board’s powers in full, subject to certain limitations.

Francisco Javier R. Bours Castelo, Chairman of the Board of Directors since 2002. Before his election as Chairman, he was Vice-Chairman for several years. Mr. Bours holds a degree in Civil Engineering from the Instituto Tecnologico y de Estudios Superiores Monterrey (ITESM). He currently serves as Chairman of the Boards of Directors of the following companies: Megacable Holdings, S.A.B. de C.V., Inmobiliaria Trento S.A. de C.V., Agriexport S.A. de C.V., Acuicola Boca, S.A. de C.V., and Centro de Servicios Empresariales del Noroeste, S.A. de C.V.

Jose Gerardo Robinson Bours Castelo, Proprietary Shareholder Director since 2008. He previously served as Systems Manager. Mr. Bours, holds a degree in Computer Engineering from the ITESM. He currently serves as member of the Board of the following companies: Megacable Holdings, S.A.B. de C.V., Congeladora Horticola, S.A. de C.V., Acuicola Boca, S.A. de C.V., Industrias Boca, S.A. de C.V. and Centro de Servicios Empresariales del Noreste, S.A. de C.V.He is also Chairman of Fundacion Mexicana para el Desarrollo Rural del Valle del Yaqui and the ITESM in Obregon.

Jesus Enrique Robinson Bours Muñoz, Proprietary Shareholder Director since 1994. He has previously worked in Bachoco as Production Director and Divisional Manager. Mr. Robinson Bours holds a degree in Engineering from the University of Arizona. He is also a member of the Board of Directors of San Luis Corporacion S.A. de C.V., and Megacable Holdings, S.A.B. de C.V.

Jesus Rodolfo Robinson Bours Muñoz, Proprietary Shareholder Director since 2002. Mr. Robinson Bours previously served in the Company as Production Manager in the Northwest and Bajio divisions, Commercial Manager in Northwest Division and Purchasing Manager at the Bajio Division. Mr. Robinson Bours holds a degree in Agricultural Engineering from the University of Arizona. He has business experience in agriculture and raising livestock with Agricola Monte Cristo S.A. de C.V., Agricola Rio Yaqui S.P.R. de R.L., Agricola Nacapul S.P.R. de R.L., Ganadera Cocoreña S.P.R. de R.L. and Chairman of the Board of the Cultural Center of Cocorit, A.C.

Arturo Bours Griffith, Proprietary Shareholder Director since 1994. Mr. Bours Griffith completed professional studies at the University of Arizona. He is also Chairman of the board of Qualyplast, S.A. de C.V., and a member of the board of Megacable Holdings, S.A.B. de C.V., Centro de Servicios Empresariales del Noreste, S.A. de C.V., and Taxis Aereos del Noroeste, S.A. de C.V.

Octavio Robinson Bours, Proprietary Shareholder Director since 1997. Mr. Robinson Bours holds a degree in Agricultural Engineering from the ITESM. He has experience in producing swine, and is also a member of the board of Choya, S.A. de C.V., and runs a business of agriculture and aquaculture.

Ricardo Aguirre Borboa, Proprietary Shareholder Director since 1994. He is also a member of the Audit Committee and Corporate Practices of Bachoco. Mr. Aguirre holds a degree in Agricultural Engineering from the ITESM. He is member of the Board of Directors of: the newspaper El Debate, Tepeyac Produce, Inc., Servicios del Valle del Fuerte, S.A. de C.V., Agrobo, S.A. de C.V., Agricola Santa Veneranda, S.P.R. de R.L., Colegio Mochis, Grupo Financiero Banamex, in Sinaloa, and Director of Granja Rab, S.A. de C.V.

Juan Salvador Robinson Bours Martinez, Proprietary Shareholder Director since 1994. He has served Bachoco as Purchasing Manager. Mr. Robinson Bours holds a degree in Industrial Engineering from the ITESM. His other appointments include Chairman of the board and CEO of Llantas y Accesorios, S.A. de C.V. and member of the Board of Megacable Holdings, S.A.B. de C.V.

Jose Eduardo Robinson Bours Castelo, member of the Board since 1994. Mr. Robinson is an alternate Director for Mr. Francisco Javier R. Bours Castelo and Mr. Jose Gerardo Robinson Bours Castelo. Mr. Robinson Bours holds a degree in Industrial Engineering from the ITESM. He was previously Commercial Director of Industrias Bachoco, a Senator of the Mexican Congress and was governor of the state of Sonora.

Jose Francisco Bours Griffith, Alternate Director of Mr. Octavio Robinson Bours and Mr. Arturo Bours Griffith, since 1994. Mr. Bours holds a degree in Civil Engineering from the Universidad Autonoma de Guadalajara. Mr. Robinson Bours has worked at Bachoco as Engineering Manager. He is currently dedicated to agricultural operations and has run an aquaculture farm for nine years.

Guillermo Pineda Cruz, Alternate Director of Jesus Enrique Robinson Bours and Mr. Arturo Bours Griffith since 1994. Mr. Pineda holds a degree in Civil Engineering from the ITESM and a master’s degree in Business Administration from the Instituto Tecnologico de Sonora. He is also a member of the Board of Directors of Banamex and was a regional member of the Board of Directors of Grupo Financiero Serfin, Inverlat and InverMexico. He co-founded Edificadora PiBo, S.A. de C.V. and has been its President and CEO since 1983.

Gustavo Luders Becerril, Alternate Director of Juan Salvador Robinson Bours Martinez and Mr. Ricardo Aguirre Borboa, was named Alternate Director during the annual general meeting held in April 2011. Mr. Luders holds an Accounting degree from the ITESM. He is a farmer; he has served as Chairman of the Agricultural and Industrial Union Credit of the Yaqui Valley, Chairman of the Company Citricola Yaqui, and as Agent of citrus products in the Sonora state region.

Avelino Fernandez Salido, Independent Director, is member of the board since 2003. He is also a member of the board of Banamex, and BBVA Bancomer. He is also Chairman of the Board of the following companies: Grupo Cajeme Motors, S.A. de C.V., Navojoa Motors, S.A. de C.V., Turymayo S.A. de C.V. and Gasolineras Turymayo S.A. de C.V. His business experience is in the marketing of grains.

Humberto Schwarzbeck Noriega, Independent Director, is member of the board since 2003. He holds a degree in economics from the ITESM. He is currently CEO of Yeso Industrial de Navojoa S.A. de C.V.

Cristobal Gustavo Mondragon Fragoso is a Related Proprietary Director since April 2011. Mr. Mondragon holds an Accounting degree from the Universidad Nacional Autonoma de Mexico (or “UNAM”). Mr. Mondragon joined Bachoco in 1982 and was Chief Executive Officer since 2001 to October 2010. Previously, Mr. Mondragon served in Bachoco as Administration Manager, as Manager of Corporate Finance and as Chief Financial Officer.

Eduardo Rojas Crespo was named Secretary of the Board of Directors in 2008. He holds a Law Degree from the UNAM. He also holds a post-graduate diploma in Environmental Law and Due Diligence, and a Specialty as well as a Master's Degree, both in Corporate Law; these three from the Anahuac University. Mr. Rojas has worked for Bachoco since 2004 as our Chief Legal Officer. Before joining Bachoco, Mr. Rojas worked for 10 years as the Chief Legal Officer of Grupo Fimex.

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

Executive Officers

Name	Position	Year of Birth
Rodolfo Ramos Arvizu	Chief Executive Officer	1957
Paul Fox	Chief Executive Officer, U.S. Operations	1966
Daniel Salazar Ferrer	Chief Financial Officer	1964
David Gastelum Cazares	Director of Sales	1951
Jose Luis Lopez Lepe	Director of Personnel	1947
Ernesto Salmon Castelo	Director of Operations	1962
Andres Morales Astiazaran	Director of Marketing*	1968
Marco Antonio Esparza Serrano	Comptroller Director	1955
Alejandro Elias Calles Gutierrez	Director of Purchasing	1956

*Director of Marketing and Modern Segment Sales

Rodolfo Ramos Arvizu, Chief Executive Officer. Mr. Ramos joined us in 1980 and, he was named as Chief Executive Officer in November 2010. Previously, Mr. Ramos served Bachoco as its Technical Director since 1992 and also held positions in the Egg Quality Control Training Program and in Poultry Management as well as serving as Supervisor of the Commercial Egg Production Training Program, Manager of Raw Material Purchasing and as a Director of Production. Ramos holds a degree in Agricultural Engineering from the ITESM.

Paul Fox, CEO, U.S. Operations. Paul joined us in 2012 shortly after we acquired our U.S. operations. Paul started his career with Tyson Foods serving in domestic and international leadership positions during 17 years prior to serving as a private equity CEO and Managing Director with Marfrig. Mr. Fox received a BS in Animal Science from Missouri State University and MS in Leadership and Ethics from John Brown University.

Daniel Salazar Ferrer, Chief Financial Officer. He joined us in 2000 and assumed his current position in January 2003. Previously, Mr. Salazar worked for four years as Chief Financial Officer at Grupo Covarrubias and as Comptroller at Negromex, a company of Grupo Desc. Mr. Salazar holds an Accounting degree from Universidad Tecnologica de Mexico and a master’s degree in Business Administration from the ITESM, and Diploma from the IPADE (D1).

David Gastelum Cazares, Director of Sales. He joining us in 1979 and assumed his current position in 1992. Previously, Mr. Gastelum served as a pullet salesman in the states of Sonora and Sinaloa, National Sales Manager of Live Animals and Eggs, Manager of the Northwest Division, Manager of the Mexico City Division and National Sales Manager. Before joining us, Mr. Gastelum worked at La Hacienda, S.A. de C.V. as Technical Advisor and as Area Officer for the Southeast Division. Mr. Gastelum holds a degree in Veterinary Medicine from the school of Veterinary Medicine of the UNAM.

Jose Luis Lopez Lepe, Director of Personnel since 1993, before joining us Mr. Lopez worked as a teacher in several institutions, and also worked with Grupo Condumex, where he was Director of Personnel. Mr. Lopez holds a degree in Physics and Chemistry from the Escuela Normal Superior and a degree in Business Administration from Instituto Tecnologico Autonomo de Mexico.

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

Andres Morales Astiazaran, Director of Marketing and Modern Segment Sales (Value-added Products) since July 2006. Before joining us, Mr. Morales worked for 4 years as Sales and Marketing Vice President in Smithfield Foods, a U.S. Company with offices in Sonora, Mexico. Previously Mr. Morales worked for Bachoco as Marketing Manager, Manager of the Northeast division and then as National Manager of Bachoco. Mr. Morales holds an accounting degree from the ITESM and attended marketing courses at Northwestern University, the University of Chicago, the ITESM and the IPADE (D1).

Marco Antonio Esparza Serrano, Comptroller Director since March 2009. Before joining Bachoco, Mr. Esparza worked for more than 25 years in the pharmaceutical industry for three multinational companies. During that time, Mr. Esparza managed and directed every area within Finance and Administration as Accounting Manager, Tax Manager Comptroller, Financial Planning Director and Finance Director. Mr. Esparza holds a degree in public accounting and several post-graduate diplomas in Business Administration, Economics and Direction of Enterprises from universities such as Instituto Politecnico Nacional, University of California at Berkeley, the ITESM, University of Almeria Spain and the IPADE.

Alejandro Elias Calles Gutierrez, was named purchasing Director in 2010. Mr. Calles joined Bachoco in January 2010 as Manager of Purchasing. Previously Mr. Calles worked as the CEO of “Agroinsumos Cajeme,” Chaiman of the Board of the “Distrito de Riego” in the Yaqui River, Secretary of the SAGARPA in the state of Sonora, and Leader of the Secretaries of SAGARPA in Mexico and Manager of the leasing department of Inverlat. Mr. Calles holds a degree in Agronomy from the ITESM.

Audit Committee and Corporate Practices

The mandate of the Audit Committee and Corporate Practices is to establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, pursuant to our bylaws and Mexican law, among others, the Audit Committee and Corporate Practices must do the following:

-	Submit an annual report to the Board of Directors;

-	Inform the Board of Directors of the current condition of the internal controls and internal auditing system of the Company or of the entities it controls, including any irregularities detected;

-	Require the relevant directors and other employees of the Company, or of the entities it controls, to provide reports relative to the preparation of the financial information or any other kind of reports or information it deems appropriate to perform its duties;

-	Receive observations formulated by shareholders, Board members, relevant officers, employees and, in general, any third party with regard to the matters under the Audit Committee duties, as well as carry out the actions that, in its judgment, may be appropriate in connection with such observations;

-	Inform the Board of Directors of any material irregularities detected as a result of the performance of its duties and, as applicable, inform the Board of Directors of the corrective actions taken, or otherwise propose the actions that should be taken;

-	Call Shareholders Meetings and cause the items it deems pertinent to be inserted into the agendas of such Shareholders’ Meetings; and

-	Assist the Board of Directors in selecting candidates for audit and reviewing the scope and terms of the auditor’s engagement, as well as evaluate the performance of the entity that provides the external auditing services and analyze the report, opinions, statements and other information prepared and signed by the external auditor.

At our annual stockholders’ meeting held on April 27, 2011, Mr. Felizardo Gastelum Felix was elected to the Board of Directors, as President of the Audit and Corporate Practices Committee and Financial Expert. Mr. Felizardo Gastelum Felix performed these roles in an exemplary manner until his death on April 18, 2012.

At our annual stockholders’ meeting held on April 25, 2012, we ratified the membership of the Audit and Corporate Practices Committee, which is composed of the following members:

Name	Position
Humberto Schwarzbeck Noriega	Member
Ricardo Aguirre Borboa	Member
Avelino Fernandez Salido	Member

Mr. Avelino Fernandez was the President of the Audit Committee from April 2007 until April 2011, when Mr. Felizardo Gastelum Felix succeeded him to the Presidency. Mr. Felizardo Gastelum Felix performed these roles in an exemplary manner until his death on April 18, 2012. Currently, we do not have a President of the Audit and Corporate Practices Committee.

Mr. Ricardo Aguirre Borboa represents the controlling shareholders and has no voting rights in the audit committee.

B.	Compensation

The table below sets forth the aggregate compensation paid to our directors and executive officers, for services they rendered in their respective capacities, for the years ended December 31, 2009, 2010 and 2011.

		In million of Mexican Pesos
		2009		2010		2011
Compensation, net	Ps.	35.2	Ps.	44.5	Ps.	44.4

C.	Board Practices

We do not have any special agreements or contracts with any member of our board. All of our board members are subject to the specific expiration dates of their current terms of office.

D.	Employees

Workforce	2009	2010	2011
Total Employees:	24,065	23,473	25,326
in Mexico	24,065	23,473	22,473
In the U.S.	-	-	2,853

In 2011, around 60.0% of our employees were members of labor unions in our operations in Mexico. As of March 2012 and the date of this annual report, labor relations with our employees in Mexico are governed by 52 separate collective labor agreements, each relating to a different group of employees and negotiated on behalf of each such group by a different labor union.

As is typical in Mexico, wages are renegotiated every year while other terms and conditions of employment are renegotiated every two years. We seek to attract dependable and responsible employees to train at each of our plants and facilities. We offer our employees attractive salary and benefit packages, including a pension and savings plan.

In our U.S. operations none of our employees are members of labor unions. As of the date of this Annual Report labor relations with our U.S. employees are not governed by any collective labor bargaining agreements

As is typical in the U.S., wages and other terms and conditions of employment are renegotiated periodically. We seek to attract dependable and responsible employees to train at each of our plants and facilities. We offer our employees attractive salary and benefit packages, including a health insurance and a retirement savings plan.

In general, we believe that we have good relations with our employees. We have not experienced significant work stoppages as a result of labor problems.

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

Currently, the Company’s Common Stock consists of 600,000,000 Series B Shares with full voting rights.

A.	Major Shareholders

The Robinson Bours family owns the 82.75% of the total shares outstanding of the Company. They have established two Mexican trusts (“Control Trust” and “Family Trust”) that together held 496,500,000 Shares outstanding as of the date of this Annual Report.

The following table sets forth the Company’s main shareholders as of December 31, 2011.

	Shares	Position	Country
Control Trust	312,000,000	52.00%	Mexico
Family Trust	184,500,000	30.75%	Mexico
Royce & Associates LLC	19,653,228	3.3%	U.S.
Fidelity Management & Research Co.	12,000,000	2.0%	U.S.
River Road Asset Management LLC	9,826,488	1.6%	U.S.
Tradewinds Global Investor LLC	6,023,016	1.0%	U.S.

All shares B Class with full voting rights.

As of March 31, 2012 there have been no changes in the composition of the main shareholders of the Company.

As of December 31, 2011, from the 100.0% of the total Shares of the Company, there were approximately 40 shareholders in the NYSE (there are no changes as of March 31, 2012). On the same date, there were 5,221,136 ADSs outstanding on the NYSE (There were 6,071,748 ADSs as of December 31, 2011), representing 10.4% of the total Shares of the Company or the 60.5% of the free float. Based on these figures, we can assume that the 39.5% remaining is trading at the Mexican Stock Exchange. According with most recent information providing by Stock houses at the date of our 2011 Bachoco’s Stockholders Annual meeting, we accounted with 247 Shareholders at the BMV.

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

We expect to engage in similar transactions in the future. All of these transactions are described below.

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

The Robinson Bours Stockholders also own Taxis Aereos del Noroeste, S.A. de C.V., an air transport company that provides transportation for members of the Board of Directors to and from meetings at our headquarters in Celaya, Guanajuato in Mexico.

We purchased feed and packaging materials from enterprises owned by Robinson Bours Stockholders, the family of Enrique Robinson Bours and the family of Juan Bautista Robinson Bours.

We also have accounts payable to related parties. These transactions took place among companies owned by the same set of stockholders.

Neither we nor our subsidiaries have loaned any money to any of our directors or officers, controlling shareholders or entities controlled by these parties.

	In million of Mexican Pesos
Third Parties Transactions	2009		2010	2011
Purchases of feed and packaging materials	Ps.	415	340	477
Purchases of vehicles and related equipment	Ps.	139	136	145
Air Transportation Services	Ps.	10	9	10
Accounts payable to third parties	Ps.	68	61	83

See Note 6 to our Audited Consolidated Financial Statements for more detail.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Our Audited Consolidated Financial Statements are included in Item 18 of this Annual Report. The financial statements were audited by an independent registered public accounting firm and are accompanied by their audit reports.

In 2008, the Company’s Board of Directors, as per the Audit Committee’s recommendation, approved the selection of KPMG Cardenas Dosal, S.C. as the Company’s independent auditor. The Board of Directors has ratified the appointment of KPMG, Cardenas Dosal, S.C. in the subsequent years.

Our Audited Consolidated Financial Statements have been prepared in accordance with Mexican FRS, which differ in certain respects from U.S. GAAP. Note 23 to our Audited Consolidated Financial Statements provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of Consolidated stockholders’ equity, consolidated net income, a consolidated statement of stockholders’ equity and a consolidated cash flow statements under U.S. GAAP as of December 31, 2010 and 2011, and for the years ended December 31, 2009, 2010 and 2011.

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

At the Company's annual shareholder's meeting held on April 25, 2012, the Board of Directors approved a cash dividend payment of Ps. 0.50 per share or Ps. 6.00 per ADS to be paid in two equal installments in the months of May and July of 2012.

	For years ended December 31,
Dividends	2009		2010	2011
Total dividends paid (in millions)	Ps.	250.0	250.1	299.9
Dividend paid per Share (in pesos)	Ps.	0.42	0.42	0.50
Dividends paid per ADS (in pesos)	Ps.	5.0	5.0	6.0

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

In January, 2009, the Mexican Banking and Securities Commission (Comision Nacional Bancaria y de Valores, “CNBV”) published certain amendments to the Rules for Public Companies and other participants in the Mexican Securities Market (Disposiciones de Caracter General Aplicables a las Emisoras de Valores y a otros Participantes del Mercado de Valores – the “Rules”) that require public companies to report financial information in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), effective as of January 1st 2012.

On January 1, 2012, we adopted IFRS, meeting the CNBV requirements. The Company must release its first quarter, 2012 unaudited results under IFRS, no later than May 2, 2012. IFRS differs in certain significant respects from Mexican FRS. See Note 22 to our Consolidated Financial Statements for a description of the principal differences among IFRS and Mexican FRS as they apply to us.

We believe that the adoption of IFRS will provide more certainty to our international investors, and will cut some of the costs we incur in adjusting our financial information to foreign financial reporting requirements.

ITEM 9. The Offer and Listing

A.	Offer and Listing Details

We trade with fully registered shares, comprising one single class of shares with full rights. On the NYSE, each of our ADSs represents twelve shares. The Bank of New York Mellon is our Depositary Bank.

The following tables set forth the high, low and close prices of the Shares on the BMV and NYSE, reported by this companies, for each of the periods indicated.

	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADS
Year	High	Low	Close	High	Low	Close
2007	30.96	20.00	28.60	35.11	24.10	31.81
2008	30.15	14.21	15.99	33.34	12.75	14.50
2009	26.00	11.85	25.00	23.16	9.03	23.00
2010	26.99	18.40	25.55	26.10	17.01	24.19
2011	27.86	20.30	22.30	28.75	17.40	19.07
Quarter
1Q-2010	25.45	21.00	22.79	23.99	19.70	22.15
2Q-2010	24.50	18.50	18.50	22.74	17.01	17.01
3Q-2010	21.50	18.40	20.53	19.67	17.16	18.95
4Q-2010	26.99	20.50	25.55	26.10	19.07	24.19
1Q-2011	27.84	25.00	27.53	28.00	24.20	27.97
2Q-2011	27.86	23.66	23.66	28.75	24.10	24.10
3Q-2011	25.87	20.95	25.60	24.62	20.00	22.47
4Q-2011	25.50	20.30	22.30	22.79	17.40	19.07
Month
Oct 2011	25.50	24.20	24.65	22.79	21.45	22.57
Nov 2011	24.58	22.55	23.30	21.97	19.55	20.07
Dec 2011	23.08	20.30	22.30	20.73	17.42	19.07
Jan 2012	22.10	21.64	21.87	20.58	18.86	20.08
Feb 2012	23.30	21.74	21.74	21.85	20.24	20.24
Mar 2012	22.60	20.70	22.50	21.10	19.08	21.06

Market Maker

On January 24, 2011, the Company announced the hiring of Accival as its market maker in order to promote and increase liquidity of its shares listed on the BMV.

The market maker was traded for two periods of six months and ended its operation on December 24, 2011. Although there was a significant increase in trading volume, the Company decided not to renew a third period with the market maker, but we can hire Accival in 2012 if the Company considers appropriate for the operation of its securities.

B.	Plan of Distribution

Not applicable.

C.	Markets

On September 19, 1997, Bachoco commenced trading on the BMV, and on the NYSE. As of March 31, 2012 there were 5,221,136 ADSs outstanding at the NYSE, It represents 10.4% of the total Shares of the Company or the 60.5% of the free float. Based on these figures, we can assume that the 39.5% remaining is trading at the Mexican Stock Exchange, besides the 82.75% of shares that owns the Robinson Bours Family.

Exchange	Country	Ticker Symbol	Securities
BMV	Mexico	Bachoco	Shares
NYSE	U.S.	IBA	ADS

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Information regarding the memorandum and articles of association are included in our F-1 Form and, an English translation of our bylaws is attached in this annual report, and is incorporated by reference herein and is also available on our web page www.bachoco.com.mx.

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
Produce, transform, adapt, import, export, purchase and sell, under any title, machinery, parts, materials, raw materials, industrial products, goods and merchandise of any kind

“Produce, transform, adapt or manufacturing of processed food in package and/or canned and/or in flask, as well as import, export, purchase and sell, under any title, machinery, parts, materials, raw materials, industrial products, goods and merchandise of any kind”

An English translation of our complete bylaws is attached in this annual report.

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

Moreover, holders of shares having voting rights, including limited or restricted voting rights or holders of Shares without voting rights that jointly or individually represent 5% or more of the capital stock, may directly exercise the action of liability against the members and secretary of the Board of Directors, as well as against the relevant directors or executive officers. The exercise of such action will not be subject to the compliance with the requirements set forth under articles 161 and 163 of the General Law of Business Entities.

The Board of Directors, or its President or Secretary or the judicial authority, as applicable, must issue notices of calls of Shareholders’ Meetings. In addition, shareholders that jointly or separately represent at least 10% of the capital of the Company may request the President of the Board of Directors or the President of the Audit Committee to call a General Shareholder’s Meeting, without the percentage indicated under article 184 of the General Law of Business Entities being applicable for such purpose. If the notice of meeting is not issued within fifteen days after the date of the corresponding request, a Civil or District Judge of the Company’s domicile will issue such notice at the request of the interested parties that represent the requesting 10% of the capital, who must present their stock certificates for such purpose.

At least 15 days prior to the meeting, notice of the meeting must be published in the Diario Oficial de la Federacion (“Official Gazette”) or in a newspaper of general circulation in Mexico City. Stockholders’ meetings may be held without such publication provided that 100% of the outstanding Shares with voting rights on the matters to be addressed by such meeting are represented.

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

Members of the Board

Under the Mexican Corporations Law, a Board of Directors must conform to the following requirements:

-	The Board of Directors will be integrated by a minimum of five and a maximum of twenty-one principal members.

-	At least twenty-five percent of the members of the Board of Directors must be independent, in accordance with the terms of article 24 of the Securities Market Law.

-	For each principal member, a substitute will be appointed, in the understanding that the substitutes of independent Board members must also be independent.

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

Dividends and Distributions

At the annual ordinary general stockholders’ meeting, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the board, to the holders of Shares for their consideration. The holders of Shares, once they have approved the financial statements, determine the allocation of our net profits, if any, for the preceding year. As of December 31, 2012, our legal reserve fund was equal to at least 20% of our paid-in capital stock. Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the stockholders determine, including a reserve for the repurchase of our Shares. The remaining balance of net profits, if any, is available for distribution as dividends. No dividends may be paid, however, unless losses for prior fiscal years have been paid or absorbed.

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

Audit Committee and Corporate Practices

Under our bylaws, the Board of Directors is required to create an Audit Committee and Corporate Practices under the terms and conditions outlined below:

-	The Audit Committee and Corporate Practices will consist of members of the Board of Directors. The President of the Audit Committee and Corporate Practices and a majority of the committee members must be independent, as independence is defined under the Mexican Securities Market Law.

-	The mandate of the audit committee and corporate practices is to establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable, and accurately reflects our financial position.

For more detail or to read more about the Committee’s activities please refer to “Audit Committee and Corporate Practices” section in Item 6 to this Annual Report. For additional information, also see Article 35 of the Mexican Securities Market Law.

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

The Foreign Investment Law reserves certain economic activities exclusively for the Mexican Government and certain other activities exclusively for Mexican individuals or Mexican corporations and limits the participation of foreign investors to certain percentages in regard to enterprises engaged in activities specified therein. Foreign investors may own 100% of the capital stock of Mexican companies or entities, except for companies (i) engaged in reserved activities as referred to above or (ii) with assets exceeding an amount to be established annually by the Foreign Investment Commission in which case an approval from the Foreign Investment Commission shall be necessary in order for foreign investment to exceed 49.0% of the capital stock. Mexican and non-Mexican nationals will be entitled to hold and to exercise the rights of holders. The Robinson Bours Stockholders have advised us that they intend to maintain a control position of his shares. Pursuant to our bylaws, foreigners may only own Shares up to 49% of shares.

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

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Shares or ADSs that, for U.S. federal income tax purposes, is:

-	an individual who is a citizen or resident of the United States;

-	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof, or the District of Columbia;

-	an estate, the income of which is subject to U.S. federal income tax without regard to its source; or

-	a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership holds Shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership considering the purchase of Shares or ADSs should consult its own independent tax advisor regarding the U.S. federal income tax consequences of investing in Shares or ADSs through a partnership.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. See “U.S. Federal Income Taxation—Passive Foreign Investment Company Rules” below. This discussion is based on the federal income tax laws and regulations of the United States and Mexico, judicial decisions, published rulings and administrative pronouncements, all as in effect on the date hereof, and all of which are subject to change (and some changes may have retroactive effect) and different interpretations. Further, this discussion does not address U.S. federal estate and gift tax or the alternative minimum tax consequences of holding Shares or ADSs or the indirect consequences to holders or equity interests in partnerships (or any other entity treated as a partnership for U.S. federal income tax purposes) that own Shares or ADSs. In addition, this discussion does not address the non-U.S., non-Mexican, state or local tax consequences of holding Shares or ADSs. Prospective purchasers of Shares or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of Shares or ADSs, including, in particular, the effect of any non-U.S. non-Mexican, state or local tax laws.

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

A U.S. Holder will be entitled, subject to a number of complex limitations and conditions (including a minimum holding period requirement), to claim a U.S. foreign tax credit in respect of any Mexican income taxes withheld on dividends received on Shares or ADSs. U.S. Holders who do not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such Mexican income taxes, provided the U.S. Holder elects to deduct (rather than credit) all foreign income taxes for that year. Dividends received with respect to Shares or ADSs will be treated as foreign source income, subject to various classifications and other limitations. For purposes of the U.S. foreign tax credit limitation dividends paid with respect to Shares or ADSs generally will constitute “passive category income.” For most of U.S. Holders. The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of such ADSs. Accordingly, the analysis of the creditability of Mexican income taxes described above could be affected by future actions that may be taken by the U.S. Treasury Department. The rules relating to computing foreign tax credits or deducting foreign taxes are extremely complex, and U.S. Holders are urged to consult their own independent tax advisors regarding the availability of foreign tax credits with respect to any Mexican income taxes withheld.

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

Cash dividends to corporate U.S. Holders will not be eligible for the dividends-received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended (the “Code”). Subject to certain exceptions for short-term and hedged positions, and provided that we are not a PFIC (as discussed below), dividends received by certain U.S. Holders (including individuals) prior to January 1, 2013 with respect to the Shares or ADSs will be subject to U.S. federal income taxation at a maximum rate of 15.0% if such dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) we are eligible for the benefits of the Tax Treaty or the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. We expect to be elegible dor the benefits of the Tax Treaty. In Addition, under current guidance recently issued by the Internal Revenue Service (“IRS”), the ADSs should qualify as readily tradable on an established securities market in the United States so long as they are listed on the New York Stock Exchange, but no assurances can be given that the ADSs will be or remain readily tradable under future guidance.

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

Based on current estimates of our income and assets, we do not believe that we were classified for our most recently-ended taxable year, or will be classified for our current taxable year, as a PFIC for U.S. federal income tax purposes, and we intend to continue our operations in such a manner that we will not become a PFIC in the future, although no assurances can be made regarding determination of our PFIC status in the current or any future taxable year. If we are treated as a PFIC for any taxable year, a U.S. Holder would be subject to special rules (and may be subject to increased tax liability and form filing requirements) with respect to (a) any gain realized on the sale or other disposition of Shares or ADSs, and (b) any “excess distribution” made by us to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on the Shares or ADSs exceed 125.0% of the average annual distributions the U.S. Holder received on the Shares or ADSs during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the Shares or ADSs). Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the Shares or ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day on which we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which the Issuer was a PFIC would be subject to U.S. federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of U.S. federal income tax would be imposed in respect of the tax attributable to each prior year in which we were treated as a PFIC.

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

Subject to the discussion below under “U.S. Backup Withholding and Information Reporting,” a Non-U.S. Holder of Shares or ADSs will not be subject to dividend or U.S. federal income or withholding tax on a dividend paid by us or gain realized on the sale of Shares or ADSs, unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment or fixed base of such Non-U.S. Holder) or (ii) in the case of gain realized by an individual Non-U.S. Holder, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

U.S. Backup Withholding and Information Reporting

In general, dividends on Shares or ADSs, and payments of the proceeds of a sale or other taxable disposition of Shares or ADSs, paid within the United States, by the U.S. payor or through certain U.S.-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding at a current rate of 28%, unless the U.S. Holder (i) establishes that it is an exempt recipient or (ii) with respect to backup withholding, provides an accurate taxpayer identification number and certifies that it is a U.S. person and that no loss of exemption from backup withholding has occurred. Payments made within the United States, by a U.S. payor or through certain U.S.-related financial intermediaries to a Non-U.S. Holder will not be subject to backup withholding tax and information reporting requirements if an appropriate certification is provided by the U.S. Holder to the payor or intermediary and the pay or intermediary does not have actual knowledge or a reason to know that the certificate is incorrect.

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

Other Mexican Taxes

There are no Mexican inheritance, succession or similar taxes applicable to the ownership, transfer or disposition of ADSs or Shares by holders that are not Mexican Residents; provided, however, that gratuitous transfers of Shares may in certain circumstances cause a Mexican federal tax to be imposed on the recipient. There is no Mexican stamp, issue, registration or similar taxes or duties payable by holders of ADSs or Shares. Brokerage fees on securities transactions carried out through the Mexican Stock Exchange are subject to a 15% for 2008 and 2009 and 16% for 2010, valued added tax.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

The documents concerning us which are referred to in this document are available in our company headquarters, located at Ave. Tecnologico No. 401, Ciudad Industrial, Celaya, Guanajuato, 38010, Mexico, for any inspection required. Part of this information is available on our web page, at www.bachoco.com.mx.

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

In 2009, we had a foreign exchange loss of Ps. 38.0 million because of the slightly decreased volatility of the Mexican peso. The net interest expense and the valuation effects of our financial instrument totaled Ps. 95 million as of December 31, 2009.

In 2010, we had a foreign exchange gain of Ps. 11.1 million because of the stronger and more stable peso due to the growth of the Mexican economy in 2010. The net interest income and the valuation effects of our financial instrument totaled Ps. 111.0 million as of December 31, 2010.

During 2011, we had a foreign exchange gain of Ps. 54.7 million, even when the peso was volatile during the year, our investments allowed us to register this gain. As of the same date, the net interest income and the valuation effects of our financial instruments totaled $123.1 million.

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

We have followed different strategies with respect to derivatives which involved call and put options in U.S. dollars. In 2009 and, 2010 we did not have bank debt denominated in U.S. dollars. During 2011, the Company acquired a one-year bank credit of US$75 million dollars, equivalent to Ps. 1,047.7 million in pesos. The interest rate of this credit is LIBOR plus 0.60 points.

For details, please see Note 12 to our Audited Consolidated Financial Statements.

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

Based on our derivatives position On December 31, 2011, we estimate that a hypothetical 2.5% devaluation of the Mexican peso against the U.S. dollar would result in gains of Ps. 0.2 million, while a 5.0% appreciation would result in a loss of Ps. 0.5 million

Interest Rates

Our earnings may also be affected by changes in interest rates due to the impact those changes have on our variable rate debt instruments. As of December 31, 2011, we had borrowings of approximately Ps. 1,879.1 million pursuant to variable rate debt instruments, representing approximately 8.0% of our total assets.

Based on our position on December 31, 2011, we estimate that a hypothetical interest rate variation of 0.5% on our Mexican peso denominated debt would result in increased interest expenses of approximately Ps. 9.3 million per annum. Any such increase would likely be partially offset by an increase in interest income due to our cash and cash equivalent position.

Feed Ingredients

The price of sorghum, soy meal, and corn is subject to significant volatility resulting, from many external factors like weather conditions, the size of harvests, transportation and storage costs, among others. In order to reduce the potential adverse effect of grain price fluctuations, we vary the composition of our feed to take advantage of current market prices for the various types of ingredients used.

The percentage of grain purchased from domestic markets was 48.0%, 54.0% and 44.6% in 2009, 2010 and 2011 respectively.

Based on results for 2011, we estimate that a hypothetical variation of 10.0% in the cost of our feed ingredients would have an impact of 7.1% on total cost of sales.

ITEM 12. Description of Securities Other Than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depository Receipts

The Bank of New York Mellon (or “BONY”) has been our Depositary Bank since the day of our initial public offering of shares continues to act in that capacity as of the date of this document. BONY is located in Church Street Station, in New York, N.Y. 100286.

Fees and charges that a Holder of our ADSs may have to pay, either directly or indirectly

Our Depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities in any manner permitted by the deposit agreement or whose ADSs are cancelled or reduced for any other reason, [US$5.00 for each 100 ADSs] (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, the case may be. The Depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

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

Pursuant to our letter agreement with our Depositary, as of June 18, 2010 we recorded an account receivable in 2010 and 2011 amounting to US$200,000 for expenses we incurred related to the maintenance of our ADS program, including investor relations expenses and exchange application and listing fees. We anticipate this amount to be paid by our Depositary during the first half of 2012.

PART II

ITEM 13. Default, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011.

We acquired OK Industries, Inc., and subsidiaries (OK Industries) on November 1, 2011, with total assets of 1,848,660 Ps. and total revenues of 1,378,779 Ps. that represent 8% and 5%, respectively, of the related consolidated financial statements of Industrias Bachoco, S.A.B. de C.V. and subsidiaries as of and for the year ended December 31, 2011. As the acquisition occurred in the fourth quarter of 2011, the scope of our assessment of the effectiveness of internal control over financial reporting does not include OK Industries. This exclusion is in accordance with the SEC’s general guidance that an assessment of a recently acquired business may be omitted from our scope in the year of acquisition.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2011, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, has been audited by KPMG Cardenas Dosal S.C., an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Industrias Bachoco, S. A. B. de C. V.:

(Thousands of pesos)

We have audited Industrias Bachoco, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Industrias Bachoco, S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Industrias Bachoco, S.A.B. de C.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired OK Industries, Inc. and subsidiaries (OK Industries) on November 1, 2011, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, OK Industries’ internal control over financial reporting associated with total assets of $1,848,660 and total revenues of $1,378,779 that represent 8% and 5%, respectively, of the related consolidated financial statements of Industrias Bachoco, S.A.B. de C.V. and subsidiaries as of and for the year ended December 31, 2011. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of OK Industries.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with auditing standards generally accepted in Mexico, the consolidated statements of financial position of Industrias Bachoco, S.A.B. de C.V. and subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated April 30, 2012 expressed an unqualified opinion on those consolidated financial statements

Queretaro, Mexico, April 30, 2012.

By:	/s/Demetrio Villa Michel
KPMG, Cardenas Dosal, S.C.

ITEM 16. [Reserved]

ITEM 16.A. Audit Committee Financial Expert

In April 2011, Mr. Felizardo Gastelum Felix, Independent Director, was named as President of the Audit Committee and Corporate Practices. Until his death on April 18, 2012, Mr. Felizardo Gastelum Felix met the requirements included in the definition of an “audit committee financial expert” within the meaning of this Item 16A and performed this role in an exemplary manner. Currently, no member of our audit committee possesses all the characteristics included in the definition of an “audit committee financial expert” within the meaning of this Item 16A. We consider that the combined financial expertise of the members of our audit committee meet much of this requirement. Our audit committee has the authority and appropriate funding to obtain outside advice, as it deems necessary, to carry out its duties.

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

ITEM 16.C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed by our independent auditors KPMG Cardenas Dosal, S.C. independent registered public accounting firm and aid by us. All amounts are in nominal thousand pesos, prior to taxes.

	In thousand of pesos as of December 31 of,
KPMG, Cardenas Dosal, S.C.	2010		2011
Total fees	Ps.	9,500	Ps.	7,429
Audit fees		7,184		4,081
Audit related fees		1,602		1,697
Taxes fees		0		0
Other		713		1,651

The total 2010 and 2011 audit fees agreed to be paid to KPMG Cardenas Dosal, S.C. is Ps. 5.4million and, and Ps. 7.0 million respectively.

Audit related fees in the table above for 2011 are fees billed by KPMG Cardenas Dosal, S.C. related to expenses they incurred in connection with the performance of their audit, such as lodging and traveling.

Fees included in "other" are related to Due Diligence as well as services related to the adoption of the IFRS.

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

ITEM 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Every year during the annual ordinary stockholder meeting, the Board proposes the approval of an amount to be used in a repurchase plan of our shares. The repurchased plan is approve for a period of one year. All the shares set in the table below were repurchased pursuant to the repurchase plan in force at the date of the purchase.

The table set below sets forth the information regarding the purchase plan approved by the Board of Directors in the three recent fiscal years.

Year	Starting date	Expiration date	Amount in pesos		Estimate number of shares that may be purchased under the plan
2010	April 28, 2010	April 27, 2011	Ps.	273,120,000	12,000,000
2011	April 27, 2011	April 25, 2012	Ps.	335,640,000	12,000,000
2012	April 25, 2012	April 24, 2013	Ps.	195,770,700	12,000,000	(1)

(1) The amount includes current shares in the repurchased plan.

The table below sets forth information about the repurchase of our Shares on the BMV:

Period of 2011	Total number of shares purchased	Average price paid per share, in Mexican pesos		Total number of Shares purchased as part of the publicly Announced plan	Estimate maximum number of shares that may yet be purchased under the plan
January	30,000	Ps.	25.80	30,000	11,970,000
February	-		-	-	11,970,000
March	-		-	-	11,970,000
April	10,000		27.10	10,000	11,960,000
May	40,100		25.19	40,100	11,919,900
June	37,300		25.04	37,300	11,882,600
July	-		-	-	11,882,600
August	32,200		21.33	32,200	11,850,400
September	10,000		24.58	10,000	11,840,400
October	-		-	-	11,840,400
November	70,000		23.37	70,000	11,780,400
December	27,800		21.02	27,800	11,752,600
Total 2011	257,400	Ps.	23.81	257,400	11,752,600

Period of 2012	Total number of shares purchased	Average price paid per share, in Mexican pesos		Total number of Shares purchased as part of the publicly Announced plan	Estimate maximum number of shares that may yet be purchased under the plan
January 2012	43,700	Ps.	21.85	43,700	11,708,900
February 2012	2,083,381		22.73	2,083,381	9,625,519
March 2012	609,500		22.08	609,500	9,016,019
Total 2012	2,536,581	Ps.	22.20	2,536,581	9,016,019

Balance as of March 31, 2012	Shares
Total shares purchased as of December 31, 2010	200,000
(+) Total shares purchased in 2011	257,400
(-) Total shares sold in 2011	230,000
(+) Total shares purchased as of March 31, 2012	2,736,581
(-) Total shares sold as of March 31, 2012	12,900
Total shares in the repurchased plan as of March 31, 2012	2,951,081

ITEM 16.F. Changes in Registrant’s Certifying Accountant

Not applicable.

ITEM 16.G. Corporate Governance

Comparison of our Corporate Governance Rules and the Rules of the NYSE Applicable to U.S. Registered Companies

On November 4, 2003, the SEC approved final corporate governance standards for companies listed on the NYSE (“NYSE Corporate Governance Standards”). According to such standards, foreign private issuers are subject to a more limited set of requirements regarding corporate governance than those imposed on U.S. domestic issuers. As a foreign private issuer, we must comply with four NYSE Corporate Governance Standards:

-	prior to July 31, 2005, we must comply with the requirements set forth by the SEC concerning audit committees;

-	we must submit an annual Written Affirmation to the NYSE and an Interim Written Annual Affirmation each time a change occurs in the Board of Directors or the Audit Committee;

-	our CEO must promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with any of the applicable NYSE corporate governance rules; and

-	we must provide a brief description disclosing any significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

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

NYSE Corporate Governance Rules for Domestic Issuers	Our Corporate Governance Practices

Director Independence. Majority of board of directors must be independent. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement.	Pursuant to the Mexican Securities Market Law and our bylaws, our stockholders are required to appoint a board of directors of between five and 20 members, 25% of whom must be independent. Our board of directors is not required to make a determination as to the independence of our directors.

A director is not independent if such director is:	Under Article 14 Bis of the Mexican Securities Market Law, a director is not independent if such director is:

(i) a person who the board determines has a material direct or indirect relationship with the company, its parent or a consolidated subsidiary;	(i) an employee or officer of the company (one-year cooling off period);

(ii) an employee, or an immediate family member of an executive officer, of the company, its parent or a consolidated subsidiary, other than employment as interim chairman or CEO;	(ii) a stockholder that, without being an employee or officer of the company, has influence or authority over the company’s officers;

NYSE Corporate Governance Rules for Domestic Issuers	Our Corporate Governance Practices

(iii) a person who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the company, its parent or a consolidated subsidiary, other than director and committee fees or deferred compensation for prior services only (and other than compensation for service as interim chairman or CEO or received by an immediate family member for service as a non-executive employee);	(iii) a consultant, or partner or employee of a consultant, to the company or its affiliates, where the income from the company represents 10% or more of the overall income of such consultant;

(iv) a person who is affiliated with or employed, or whose immediate family member is affiliated with or employed in a professional capacity, by a present or former internal or external auditor of the company, its parent or a consolidated subsidiary;	(iv) an important client, supplier, debtor or creditor (or a partner, director or employee thereof). A client and supplier is considered important where its sales to or purchases from the company represent more than 10% of the client’s or supplier’s total sales or purchases. A debtor or creditor is considered important whenever its sales to or purchases from to the company represent more than 15% of the debtor’s or creditor’s total sales or purchases;

(v) an executive officer, or an immediate family member of an executive officer, of another company whose compensation committee’s membership includes an executive officer of the listed company, its parent or a consolidated subsidiary; or	(v) an employee of a non-profit entity that receives contributions from the company that represent more than 15% of the total contributions received;

(vi) an executive officer or employee of a company, or an immediate family member of an executive officer of a company, that makes payments to, or receives payments from, the listed company, its parent or a consolidated subsidiary for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues (charities are not included, but any such payments must be disclosed in the company’s proxy (or, if no proxy is prepared, its Form 10-K / Annual Report)).	(vi) a CEO or other high ranking officer of another company in which the issuer’s CEO or other high ranking officer is a member of the board of directors; or

NYSE Corporate Governance Rules for Domestic Issuers	Our Corporate Governance Practices

(vii) “Immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law and anyone (other than domestic employees) who shares the person’s home. Individuals who are no longer immediate family members due to legal separation, divorce or death (or incapacity) are excluded. §303A.02(b)	(vii) a “family member” related to any of the persons mentioned above in (i) through (vi). “Family member” includes a person’s spouse, concubine or other relative of up to three degrees of consanguinity and affinity, in the case of (i) and (ii) above, and a spouse, concubine or other relative of up to one degree of consanguinity or affinity in the case of (iii) through (vi) above.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or applicable Mexican law.

Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	The members of our audit committee are independent as independence is defined by Rule 10A-3.

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
Daniel Salazar Ferrer
Chief Financial Officer

Date: April 30, 2012

Consolidated Financial Statements

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

At December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011

(With Independent Auditors’ Reports’ Thereon)

(Translation from Spanish Language Original)

Independent Auditors’ Report

(Translation from Spanish Language Original)

The Board of Directors and Stockholders

Industrias Bachoco, S.A.B. de C.V.:

We have audited the accompanying consolidated statements of financial position of Industrias Bachoco, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2010 and 2011, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Industrias Bachoco, S.A.B. de C.V. and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with Mexican Financial Reporting Standards.

As mentioned in note 1 to the consolidated financial statements, on November 1, 2011 the Company acquired 100% of the voting stock of OK Industries, Inc. (which owns five consolidated subsidiaries). OK Industries, Inc. operates and is located in the United States of America. The results of operation of the acquired subsidiary are included in the Company´s consolidated financial statements from such date.

As disclosed in note 3 to the consolidated financial statements, new and revised Mexican Financial Reporting Standards were adopted in 2011, with prospective or retrospective application, being specified in each case.

Our audits were made for the purpose of forming an opinion expressed in the third paragraph above. The supplementary information related to the translation of the financial position as of December 31, 2011 and the related consolidated statements of income and cash flows for the year then ended from Mexican pesos into United States dollars in accordance with the basis described in note 2(aa) and prepared under the responsibility of the Company´s management, is presented solely for convenience of the reader, and it is not required for the interpretation of the consolidated financial statements. In our opinion, such additional information is fairly stated in all material respects, in relation to the consolidated financial statements.

Mexican Financial Reporting Standards vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in note 23 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Industrias Bachoco, S. A. B. de C. V.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 30, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting

Queretaro, Mexico

April 30, 2012

By:	/s/Demetrio Villa Michel
KPMG, Cardenas Dosal, S.C.

Consolidated Statement of Financial Position

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

December 31, 2010 and 2011

(Thousands of pesos)

			(Thousands of U.S. dollars) (note 2aa)
	2010	2011	2011
Assets

Current assets:
Cash and cash equivalents (note 4)	$3,967,874	2,625,661	187,950
Primary financial instruments (note 13b)	209,348	410,721	29,400
Accounts receivable:
Trade, net (note 5)	963,273	1,507,095	107,881
Value added and other recoverable taxes	473,228	728,057	52,116

Total accounts receivable	1,436,501	2,235,152	159,997

Inventories, net (notes 3 and 7a)	3,211,769	4,592,551	328,744
Biological current assets (note 7b)	153,993	187,157	13,397
Derivative financial instruments (note 13a)	12,897	10,208	731
Prepaid expenses and other current assets (notes 3 and 8)	505,114	752,150	53,840
Assets available for sale	40,222	46,752	3,347

Total currents assets	9,537,718	10,860,352	777,406

Property, plant and equipment, net (notes 3 and 9)	10,544,031	10,440,253	747,334
Biological non-current assets (note 7b)	750,288	1,029,643	73,704
Deferred income tax (note 19e)	-	174,141	12,465
Goodwill, net (note 10)	300,848	300,848	21,535
Other non-current assets (notes 3 and 11)	64,883	364,637	26,101

Total assets	$21,197,768	23,169,874	1,658,545

Liabilities and stockholders' equity

Current liabilities:
Short term debt (note 12a)	$-	1,277,750	91,464
Current installments of long-term debt (note 12b)	139,867	175,243	12,544
Accounts payables	1,572,292	2,326,779	166,556
Related parties (note 6)	60,873	78,543	5,622
Other taxes payable and other accruals (note 15)	393,722	594,662	42,567

Total current liabilities	2,166,754	4,452,977	318,753

Long term liabilities:
Long term debt, excluding current installments (note 12b)	507,053	384,370	27,514
Deferred income tax (note 19e)	2,029,150	1,921,333	137,533
Labor obligations (note 17)	126,457	142,088	10,171

Total liabilities	4,829,414	6,900,768	493,971

Stockholders' equity (note 18):
Controlling interest:
Capital stock	2,294,927	2,294,927	164,275
Additional paid-in capital	744,753	744,753	53,311
Reserve for repurchase of shares	154,288	154,079	11,029
Retained earnings	11,139,037	12,822,461	917,857
Net controlling interest income of the year	1,983,350	157,041	11,241
Cumulative currency translation effect	-	35,636	2,551

Total controlling interest	16,316,355	16,208,897	1,160,264

Non-controlling interest	51,999	60,209	4,310

Total stockholders' equity	16,368,354	16,269,106	1,164,574

Commitments and contingencies (note 14)

Subsequent events (note 22)

Total liabilities and stockholders' equity	$21,197,768	23,169,874	1,658,545

See accompanying notes to consolidated financial statements.

Consolidated Statement of Income

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

December 31, 2009, 2010 and 2011

(Thousands of pesos, except per share amount)

				(Thousands of U.S. dollars) (note 2aa)
	2009	2010	2011	2011

Net revenues	$23,262,850	24,715,456	27,734,990	1,985,325
Cost of sales (note 6b)	(19,326,759)	(19,500,677)	(24,773,216)	(1,773,315)

Gross profit	3,936,091	5,214,779	2,961,774	212,010
Selling, general and administrative expenses (note 6b)	2,522,291	2,751,782	2,951,887	211,303

Operating income	1,413,800	2,462,997	9,887	707

Other expense, net (note 20)	(65,189)	(95,315)	(68,921)	(4,934)

Comprehensive financial results:
Interest income	170,655	165,646	193,777	13,871
Valuation effects of financial instruments (note 13)	(174,603)	18,850	(896)	(64)
Interest and financial expenses	(91,326)	(73,519)	(69,744)	(4,992)
Net interest income and valuation effects of financial instruments	(95,274)	110,977	123,137	8,815
Foreign exchange (loss) gain, net	(37,934)	11,082	54,505	3,902

Comprehensive financial results, net	(133,208)	122,059	177,642	12,717

Income before income taxes, and non-controlling interest	1,215,403	2,489,741	118,608	8,490

Income tax expense (benefit) (note 19d)	406,358	503,415	(40,530)	(2,901)

Net consolidated income	809,045	1,986,326	159,138	11,391

Net controlling interest income	797,600	1,983,350	157,041	11,241
Non-controlling interest income	11,445	2,976	2,097	150

Consolidated net income	$809,045	1,986,326	159,138	11,391

Weighted average outstanding (shares in thousands)	600,000	600,000	600,000	600,000

Net income per share	$1.35	3.31	0.27	0.02

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

December 31, 2009, 2010 and 2011

(Thousand of pesos, except per number of shares)

	Number of					Net controlling
	shares of					interest	Cumulative
	capital			Reserve for		income	currency	Controlling		Total
	stock	Capital	Additional	repurchase of	Retained	(loss) of the	translation	stockholders'	Non-controlling	stockholders'
	(thousands)	stock	paid-in capital	shares	earnings	year	effect	equity	interest	equity

Balances as of December 31, 2008	600,000	$2,294,927	743,674	159,455	11,720,612	(879,048)	-	14,039,620	39,799	14,079,419
Transfer of prior year's net loss based on stockholders' meeting held on April 2009	-	-	-	-	(879,048)	879,048	-	-	-	-
Cash dividends paid (note 18b)	-	-	-	-	(250,045)	-	-	(250,045)	-	(250,045)
Cash dividends paid to non-controlling interest	-	-	-	-	-	-	-	-	(1,035)	(1,035)
Repurchase of shares (note 18d)	-	-	1,079	-	-	-	-	1,079	-	1,079
Comprehensive income, net of taxes (note 2s)	-	-	-	-	-	797,600	-	797,600	11,445	809,045

Balances as of December 31, 2009	600,000	2,294,927	744,753	159,455	10,591,519	797,600	-	14,588,254	50,209	14,638,463
Transfer of prior year's net income based on stockholders' meeting held on April 2010	-	-	-	-	797,600	(797,600)	-	-	-	-
Cash dividends paid (note 18b)	-	-	-	-	(250,082)	-	-	(250,082)	-	(250,082)
Cash dividends paid to non-controlling interest	-	-	-	-	-	-	-	-	(1,186)	(1,186)
Repurchase of shares (note 18d)	-	-	-	(5,167)	-	-	-	(5,167)	-	(5,167)
Comprehensive income, net of taxes (note 2s)	-	-	-	-	-	1,983,350	-	1,983,350	2,976	1,986,326

Balances as of December 31, 2010	600,000	2,294,927	744,753	154,288	11,139,037	1,983,350	-	16,316,355	51,999	16,368,354
Transfer of prior year's net income based on stockholders' meeting held on April 2011	-	-	-	-	1,983,350	(1,983,350)	-	-	-	-
Cash dividends paid (note 18b)	-	-	-	-	(299,926)	-	-	(299,926)	-	(299,926)
Cash dividends paid to non-controlling interest	-	-	-	-	-	-	-	-	(912)	(912)
Repurchase of shares (note 18d)	-	-	-	(209)	-	-	-	(209)	-	(209)
Acquired non-controlling interest (note 1)	-	-	-	-	-	-	-	-	7,025	7,025
Comprehensive income, net of taxes (note 2s)	-	-	-	-	-	157,041	35,636	192,677	2,097	194,774

Balances as of December 31, 2011	600,000	$2,294,927	744,753	154,079	12,822,461	157,041	35,636	16,208,897	60,209	16,269,106

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

December 31, 2009, 2010 and 2011

(Thousand of pesos)

				Thousands of
				U.S. dollars
				(note 2aa)
	2009	2010	2011	2011
Cash flows from operating activities:
Income before income taxes and non-controlling interest	$1,215,403	2,489,741	118,608	8,490
Items relating to investing activities:
Depreciation	662,630	692,640	726,061	51,973
Loss on sale of plant and equipment	88,187	148,572	46,671	3,341
Interest income	(170,655)	(165,646)	(193,777)	(13,871)
Item relating to financing activities:
Interest expense	91,326	73,519	69,741	4,992
Foreign exchange loss on loans	-	-	34,500	2,470

Subtotal	1,886,891	3,238,826	801,804	57,395

Derivative financial instruments	(804,134)	(1,625)	2,689	192
Accounts receivable, net	(11,402)	(59,664)	(192,647)	(13,771)
Recoverable taxes	(22,432)	9,241	(190,277)	(13,620)
Inventories and biological assets	849,213	397,231	(730,284)	(52,275)
Prepaid expenses and other current assets	(568,392)	(349,895)	(216,678)	(15,510)
Trade accounts payable, taxes payable and other accruals	110,092	(125,744)	565,426	40,474
Income taxes paid	(107,158)	(495,846)	(121,982)	(8,732)
Accounts payable to related parties	17,277	(6,740)	17,670	1,265
Net periodic cost from termination and retirement benefits	54,391	75,174	50,154	3,590
Contributions to plan assets for termination and retirement benefits	(20,634)	(26,373)	(16,375)	(1,172)
Payments for termination and retirement benefits	(19,818)	(16,973)	(18,148)	(1,299)
Assets available for sale	(7,220)	(10,231)	(6,530)	(466)

Net cash provided by (used in) operating activities	1,356,674	2,627,381	(55,178)	(3,929)

Cash flows from investing activities:
Acquisition of property, plant and equipment	(944,106)	(517,296)	(707,533)	(50,646)
Proceeds from sale of plant and equipment	16,542	42,179	83,946	6,009
Primary financial instruments	316,162	(57,507)	(201,373)	(14,415)
Increase in other non-current assets	(44,794)	(44,787)	(146,390)	(10,479)
Interest collected	170,655	165,646	193,777	13,871
Business acquisitions	-	-	(1,326,741)	(94,741)

Net cash used in investing activities	(485,541)	(411,765)	(2,104,314)	(154,560)

Cash to be applied in (obtained from) financing activities	871,133	2,215,616	(2,159,492)	(154,560)

Cash flows from financing activities:
Additional paid-in capital and reserve for repurchases of shares	1,079	(5,167)	(209)	(15)
Dividends paid	(250,045)	(250,082)	(299,926)	(21,469)
Dividends paid to non-controlling interest	(1,035)	(1,186)	(912)	(65)
Proceeds from loans	1,044,611	778,955	1,921,609	137,552
Interest paid	(90,192)	(73,519)	(60,809)	(4,353)
Principal payments on loans	(706,668)	(1,095,870)	(774,598)	(55,447)

Net cash (used in) provided by financing activities	(2,250)	(646,869)	785,155	56,203

Currency translation effect	-	-	32,124	2,299

Net increase (decrease) in cash and cash equivalents	868,883	1,568,747	(1,342,213)	(96,078)

Cash and cash equivalents:
At beginning of year	1,530,244	2,399,127	3,967,874	284,028

At end of year	$2,399,127	3,967,874	2,625,661	187,950

See accompanying notes to consolidated financial statements.

 NOTES to the Financial Statements

(1)	Organization, business activity and significant transactions-

Organization and business activity-

Industrias Bachoco, S.A.B. de C.V. and subsidiaries (collectively referred to as “Bachoco” or the “Company”) a public stock corporation with variable capital was incorporated on February 8, 1980 and it is engaged in breeding, processing and marketing of poultry (chicken and eggs), swine and other products (principally balanced animal feed). Bachoco is the controlling company of a group of subsidiaries.

The shares of Bachoco are listed on the Mexican Stock Exchange (MSE) on the New York Stock Exchange (NYSE), under the symbol “IBA”.

On April 19, 2012, Bachoco´s Finance Director and Controller Director authorized the issuance of the Consolidated Mexican Financial Reporting Standards (Mexican FRS) financial statements and notes at December 31, 2010 and 2011 and each of the three years then ended. The accompanying US GAAP disclosures are presented in note 23. These consolidated financial statements were authorized for issuance herein by Bachoco´s Financial Director and Controller Director on April 30, 2012 with consideration of subsequent events through that date.

Significant transactions-

OK Industries acquisition

On November 1, 2011, the Company acquired 100% percent of the voting stock of OK Industries, Inc. and subsidiaries (Acquired Entity). Income of the Acquired Entity has been included in the consolidated financial statements from such date. The Acquired Entity is engaged in breeding, processing and marketing of poultry (chiken) to supplier autoservices networks, fast food networks and others in the U.S and foreing markets. The aggregate purchase price that was paid in cash amounted 93.4 million USD.

As of December 31, 2011 Bachoco was in the process of allocating the fair values to the assets acquired and liabilities assumed. In accordance with Mexican Financial Reporting Standard (Mex FRS) B-7 “Business acquisition”, the valuation period shall not be more than one year since the date of acquisition. The consolidated financial statements of Bachoco include the balance sheet of OK Industries, Inc. and subsidiaries, as of December 31, 2011, based on the best estimate of its net asset’s fair value as of the acquisition date, and its results of operations for the two-month period ended December 31, 2011. The fair values of these assets acquired were determined using the cost and market approaches.

The cost approach, which estimates value by determining the current cost of replacing an asset with another of equivalent economic utility, was utilized primarily for plant and equipment. The cost to replace a given asset reflects the estimated reproduction or replacement cost for the asset, less an allowance for loss in value due to depreciation. The market approach, which indicates value for a subjet asset based on available market pricing for comparable assets, was utilized primarily for real property. The market approach indicates value based on financial multiples available for similar entities and adjustments for the lack of control or lack of marketability that market participants would consider in determining fair value.

Due to their short-term maturities, the Company believes the carrying amounts of cash equivalents, accounts receivables, other current assets, accounts payable and other current liabilities approximate their fair value at the acquisition date. At the adquisition date, inventories are stated at their net realizable value. The Company’s investment in an unconsolidated entity is recorded at its historical cost and the investment in insurance contracts is recorded at its aggregate net cash surrender value, both of which approximate fair value at the acquisition date.

The following summarizes the acquired balance sheet of OK Industies, Inc., including the application of purchase accounting adjustments to record the best estimate fair value of assets and liabilities at the date of acquisition (November 1, 2011):

Allocated to:

Current assets	$1,332,762
Property, plant and equipment	1,693,980
Other non-current assets	153,364

Total assets	3,180,106

Current liabilities	(390,001)
Deferred income tax	(519,189)
Non-controlling interest	(7,025)

Net acquired assets	2,263,891
Purchase price	1,269,306

Gain on bargain purchase	$994,585

Under MexFRS B-7 “Business acquisition”, if the amount of the fair value of the net assets acquired exceeds the aggregate purchase price amount (bargain purchase), then the fair value of the net assets acquired shall be adjusted up to the purchase price amount as such purchase price is considered the fair value of the transaction between two independent parties in a free market.

Adjustment to the fair value of the net assets acquired should be applied by reducing the value of certain assets until exhausting its value in the following order: a) firstly, intangible assets, b) then, long-term non-monetary assets as property, plant and equipment, and c) finally, any other long-term assets as permanent investments. Once exhausted the value of such assets, the remaining amount, if any, should be recognized as a gain on bargain purchase in the income statement on the acquisition date.

In accordance with the provision of MexFRS B-7, the Company adjusted the fair value of the property plant and equipment and the related deferred income taxes up to the amount of the gain on bargain purchase on the net assets acquired.

The following table summarizes the adjusted values of OK Industries, Inc., under Mex FRS at November 1, 2011 (acquisition date), and December 31, 2011:

	November 1, 2011	December 31, 2011

Cash and cash equivalents	$288	$43,129
Accounts receivable	340,443	391,857
Inventories	949,518	1,046,032
Refundable income taxes	12,155	-
Other current assets	30,358	23,649
Property, plant and equipment	11,876	12,045
Investment in unconsolidated entity	36,993	38,026
Other long-term receivable	116,371	119,781
Deferred income taxes	168,330	174,141
Total assets acquired	1,666,332	1,848,660

Accounts payable	(203,631)	(382,240)
Other current liabilities	(186,370)	(157,110)
Total liabilities assumed	(390,001)	(539,350)

Noncontrolling interest in consolidated entity	(7,025)	(7,025)

Net assets acquired	$1,269,306	$1,302,285

Trosi de Carne acquisition

On August 20, 2011, Induba Pavos, S.A. de C.V. (subsidiary) acquired certain assets of Trosi de Carne, S.A. de C.V. Under MexFRS B-7 “Business acquisition”, this net assets acquisition qualifies as a Business Combination. As result of this acquisition the Company will be manufacturing beef value-added and pig. The aggregate purchase price that was paid in cash amounted to $57,723 is comprised as follow:

Land	$422
Property	7,829
Machinery and equipment	25,240
Inventory	13,500
Account Receivable	10,732
$57,723

The Company is in the process of completing the allocation of the purchase price to the fair value of the assets acquired.

Other assets acquisitions

On December 16, 2011, Bachoco, S.A. de C.V. (subsidiary) acquired certains assets from Mercantil Agropecuaria Coromuel, S.A. de C.V. (MACSA) located in the state of Baja California. The transaction consisted of the acquisition of property, plant and equipment, for an amount of $55,522. The acquisition intend increase the brand commercial presence and improve the distribution channels in that region.

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

The aforementioned financial statements are presented in Mexican pesos (reporting currency), which is the same as the recording currency and the functional currency, except for the foreign entity that uses U.S dollar as its recording and functional currency.

For disclosure purposes, “pesos” or “$” means thousands of Mexican pesos, and “dollars” or “US dollars” means thousands of U.S. dollars.

When it is deemed relevant, certain amounts presented in the notes to the financial statements include between parentheses a convenience translation into dollars, into pesos, or both, as applicable. These translations are provided as informative data and should not be construed as representations that the amounts in pesos or dollars, as applicable, actually represent those peso or dollar amounts or could be converted into pesos or dollars at the indicated rate.

The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (Mex FRS) in effect as of the balance sheet date. The significant accounting policies and practices followed by the Company in the preparation of the accompanying consolidated financial statements are described below:

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

The consolidation of the subsidiaries as of December 31, 2009, 2010 and 2011, have been prepared or translated in accordance with Mex FRS.

The accompanying consolidated financial statements include the following subsidiaries as of December 31, 2009, 2010 and 2011:

	Percentage equity interest
	2009	2010	2011
Aviser, S.A. de C.V.	100	100	100
Bachoco, S.A. de C.V. (“BSACV”)	100	100	100
Bachoco Comercial, S.A. de C.V.	100	100	100
Campi Alimentos, S.A. de C.V. (1)	100	100	100
Huevo y Derivados, S.A. de C.V. (2)	97	-	-
Operadora de Servicios de Personal, S.A. de C.V.	100	100	100
Pecuarius Laboratorios, S.A. de C.V.	64	64	64
Secba, S.A. de C.V.	100	100	100
Sepetec, S.A de C.V.	100	100	100
Servicios de Personal Administrativo, S.A. de C.V.	100	100	100
Induba Pavos, S.A. de C.V.	100	100	100
OK Industries, Inc., and subsidiaries (note 1)	-	-	100

The main subsidiaries of the group and their activities are as follows:

- Bachoco, S.A. de C.V. (“BSACV”) (includes four subsidiaries which are 50% owned, and for which BSACV has control). BSACV is engaged in breeding, processing and marketing of poultry (chicken and eggs).

- OK Industries, Inc. (includes four subsidiaries which are 100% owned and one which is 85% owned, and for which OK Industries has control). OK Industries was acquired by Bachoco on November 1, 2011, and it and their subsidiaries operate as an integrated poultry processor in the United States (U.S), selling finished products to customers throughout the U.S and other countries.

- Campi Alimentos, S.A. de C.V. (Campi), is engaged in producing and marketing of balanced animal feed.

- Aviser, S.A. de C.V.

- Operadora de Servicios de Personal, S.A. de C.V.

- Secba, S.A. de C.V.

- Sepetec, S.A. de C.V.

- Servicios de Personal Administrativo, S.A. de C.V.

These companies are engaged in providing administrative and operative services to their related parties.

(1) At the ordinary and extraordinary general stockholders’ meeting held on March 20, 2009, the shareholders agreed to the merger through incorporation of Acuicola Bachoco, S.A. de C.V. (the acquiree entity) with Campi Alimentos, S.A. de C.V. (the acquiror entity). The merger became effective as of March 31, 2009, so that as of that date, Acuicola, as the acquired corporation, no longer exists. Pursuant to the Ley General de Sociedades Mercantiles (General Corporation and Partnership Law) when the merger became effective, total assets and liabilities, rights, obligations and responsibilities of the merged corporation became part of the acquiring corporation without reservation or limitation.

(2) At the extraordinary stockholders’ meeting held on March 31, 2010, the stockholders agreed the liquidation of the balance sheet as of December 31, 2009. The aforementioned liquidation was effective on January 1, 2010.

b)	Translation of foreign currency financial statements-

The financial statements of foreign operations are translated into the reporting currency by initially determining if the functional currency and the currency for recording the foreign operations are different and then translating the functional currency to the reporting currency, using the historical exchange rate and/or the exchange rate at year end, (and the inflation index of the country of origin when the foreign operation is located in inflationary economy).

c)	Revenue recognition-

Revenues are recognized when each of the following criteria is met:

- There is evidence of an arrangement.

- Delivery of goods has occurred.

- The seller fixes or determines the prices with the buyer.

- Collectability is reasonably certain.

The Company’s products are sold to a large number of customers without significant concentrations with any of them.

Based on management´s analysis and estimates, the Company provides for doubtful receivables (reported under selling, general and administrative expenses).

d)	Recognition of the effects of inflation-

The accompanying consolidated financial statements have been prepared in accordance with Mexican FRS in effect as of the statement of financial position date and include the recognition of the effects of inflation on financial information through December 31, 2007, based on the Mexican National Consumer Price Index (NCPI) published by Banco de Mexico (central bank).

Cumulative inflation indexes and percentages of the current and three preceding years are as follows:

December 31	NCPI	Inflation
		Yearly	Cumulative

2011	103.551	3.80%	12.26%
2010	99.742	4.40%	15.19%
2009	95.537	3.57%	14.48%
2008	92.240	6.52%	15.01%

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

e)	Cash and cash equivalents-

Cash and cash equivalents consist primarily of bank deposits and checking accounts in local and foreign currencies and other highly liquid instruments. At the date of the consolidated financial statements, interest income and foreign exchange gains and losses are included in the statements of income, under comprehensive financial results.

f)	Available on-demand investments and primary investment securities-

All rights and obligations arising from treasury primary investment securities are recognized on the statement of financial position and the Company classifies its investment securities depending on the purpose for which the securities were acquired: (i) held-to-maturity, (ii) trading or (iii) available for sale. Investments in these instruments with maturity of three months or less at the time of investment are included on the line-item “available on-demand investments” within cash and cash equivalents (see note 4). Furthermore, primary investment securities with maturity over three months are included under current assets. In turn, the balance of debt securities with due dates less than one year is reported under current liabilities

Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are securities in which the Company has the solvency, ability and intent to hold the security until maturity. All securities not included in trading or held or held-to-maturity are classified as available-for sale.

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

Furthermore, where evidence exists that a financial asset held-to-maturity shall not be recovered in full, the expected loss (impairment) is recognized in the statement of income.

g)	Accounts receivable and allowance for doubtful accounts-

Accounts receivable as of December 31, 2010 and 2011 are reported at fair value, net of the allowance for doubtful accounts.

The Company’s policy is to record an allowance for doubtful accounts for balances which are not likely to be recovered. In establishing the required allowance, management considers historical losses, current market conditions, customers’ financial condition, the amount of receivables in dispute, price differences and the current receivable aging and current payment patterns.

h)	Inventories, agricultural products and biological assets-

- Inventories

At December 31, 2010 and 2011, inventories are stated at the lower of historical cost determined by the average cost method or market, provided that replacement cost is not less than net realizable value.

-Agriculture

The financial statements recognize the requirements of Bulletin E-1, “Agriculture” which establishes the rules for recognizing, measuring, presenting and disclosing biological assets and agricultural products.

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

Processed chicken and commercial eggs are valued at fair value less estimated point-of-sale costs, considering the price per kilogram of processed chicken and commercial eggs at the time such items are considered agricultural products. From such date through the date of sale, the fair value is considered to be the cost of processed chicken or commercial eggs, not in excess of net realizable value.

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

Beginning January 1, 2011, and with retrospective application, based on FRS C-5, “Advanced Payments”, advances to suppliers of inventory are presented as part of prepaid expenses and other current assets. As result, advances to suppliers of inventory for $366,160 originally reported within the caption of inventories in 2010, were reclassified to prepaid expenses and other current assets in the comparative statement of financial position (see note 3a).

i)	Assets available for sale-

Assets available for sale are comprised mainly of assets acquired through foreclosure and an aircraft acquired from the business combination of OK industries, Inc. (note 1). Management is actively marketing the aircraft and expects to complete the sale during the next fiscal year (see note 3a).

j)	Property, plant and equipment-

Property, plant and equipment are initially recorded at acquisition cost (except for the property, plant and equipment acquired through business combination that are recorded at fair value) and through December 31, 2007, adjusted for inflation by using factors derived from the NCPI (see note 2d).

From January 1, 2007, acquisitions of assets under construction or installation include the related comprehensive financial results as part of the value of assets. During 2009, 2010 and 2011, no comprehensive financing costs have been capitalized, as result of Mexican FRS D-6 criteria not being met.

Depreciation of property, plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets, determined by management (see note 9).

Leasehold improvements are amortized over the useful life of the improvement or the related contract term, whichever is shorter.

Minor repairs and maintenance costs are expensed as incurred.

Beginning January 1, 2011, and with retrospective application, based on FRS C-5, “Advanced Payments”, advances to suppliers of fixed assets are presented as part of other non-current assets. As result, advances to suppliers of fixed assets for $43,290 originally accounted for as property, plant and equipment in 2010, were reclassified to non-current assets accounts in the comparative statement of financial position (see note 3b).

k)	Prepaid expenses and other current assets-

Mainly include prepaid expenses for the purchase of inventories and services that are received after the date of the statement of financial position and in the ordinary course of operations.

l)    Impairment of property, plant and equipment-

The Company periodically evaluates the values of long-lived assets of property, plant and equipment, to determine whether there is an indication of potential impairment. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset against future cash flows expected to be generated by the asset. If the net carrying amount of an asset exceeds its estimated net revenues, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of, are reported in the balance sheets at the lower of net carrying amount or realizable value. The assets of a group classified as available-for sale are presented separately on the consolidated statement of financial position.

m)	Leases-

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

When the risks and benefits inherent to the ownership of the leased asset remain mostly with the lessor, such leases are classified as operating leases, and the lease expense is charged to results of income as incurred.

The Company classified its leases as operating leases at December 31, 2009, 2010 and 2011.

n)	Business Combinations and Goodwill-

Bachoco applies the purchase method as the sole recognition alternative for a business combination by allocating the purchase price to all assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date.

Goodwill represents the difference between the purchase price and the fair value of the identifiable assets acquired in a business combination at the purchase date.

In the case of a gain on a bargain purchase (negative goodwill), such gain is reduced from the value of certain acquired assets up to the amount of such gain on bargain purchase.

Goodwill is recorded initially at acquisition cost and through December 31, 2007, was restated using adjustment factors derived from the NCPI. Goodwill is subject to annual impairment testing.

At December 31, 2010 and 2011, there was no impairment loss in the value of goodwill shown in the consolidated statement of financial position.

o)	Other non-current assets-

Other non-current assets consist mainly of advances to suppliers of fixed assets, investment in life insurance contracts, and investment in unconsolidated entity.

At December 31, 2011, OK Industries, Inc. (foreign subsidiary) held a minority interest in Southern Hens, Inc. The Company cannot exercise significant influence over the investee and, therefore has reported the investment at original cost, which approximated fair value as of the acquisition date.

OK Industries, Inc. (foreign subsidiary) owns life insurance policies for certain former stockholders. The Company has recorded these policies at their aggregate net cash surrender value of $119,792.

p)	Liabilities, accruals, contingent liabilities and commitments-

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

If the effect of the time value of money is material, accrual amounts are determined as the present value of the expected disbursements to settle the obligation. The discount rate is determined on a pre-tax basis and reflects current market conditions at the statement of financial position date and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

q)	Employee benefits-

Benefit plan in Mexican operation-

Bachoco has a retirement plan in which all non-union workers in Mexico participate. Pension benefits are determined based on the salary of workers in their final three years of service, the number of years worked in the Company and their age at retirement. This plan includes:

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

Seniority premiums and severance payments are paid to workers in Mexico as required by Mexican labor law.

Termination benefits for reasons other than restructuring and retirement to which employees in Mexico are entitled are charged to operations for each year, based on actuarial computations using the projected unit credit method and projected salaries. At December 31, 2011 and for purposes of recognizing benefits upon retirement, the remaining average service life of employees entitled to plan benefits approximates 11.89 years (see note 17).

The actuarial profit or loss is recognized directly in the consolidated statement of income for the period as it is accrued (benefits due to termination) and is amortized based on the remaining labor life of the employees in Mexico that are expected to receive benefits from the plan (retirement benefits).

Benefit plan in foreign operation

i)	OK Industries, Inc. (foreign subsidiary) maintains a 401(k) retirement plan (defined contribution plan) covering all employees meeting certain eligibility requirements. The Company contributes to the plan at the rate of 50% of employees contributions up to a maximum of 2% of the individual employees compensation.

ii)	OK Industries, Inc. (foreign subsidiary) maintains a deferred compensation arrangement with certain key employees. Amounts payable under this plan vest 10 years from the date of the agreement. The benefit value of each unit is equal to the increase in initial subsidiary book value from the date of the agreement to the conclusion of the vesting period.

r)	Comprehensive financial results (CFR)-

The CFR includes interest income and expense, foreign exchange gains and losses and valuation of financial instruments, including derivatives.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in force at the consolidated balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are reported in the consolidated statements of income for the year.

s)	Comprehensive income-

The comprehensive income reported on the statements of stockholders’ equity represents the results of the Company’s total activities during the year, and includes the items mentioned below which, in accordance with Mexican FRS, are reported directly in stockholders’ equity, except for net income.

	2009	2010	2011

Net income	$797,600	$1,983,350	$157,041
Currency traslation adjustment	-	-	35,636
	$797,600	$1,983,350	$192,677

Non controlling interest	11,445	2,976	2,097
Comprehensive income	$809,045	$1,986,326	$194,774

t)	Derivative financial instruments-

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

u)	Derivative financial Instruments, designated and qualified as hedging instruments for one or more risks-

The Company uses selected financial derivative instruments to protect itself against adverse price fluctuations in agriculture commodities, such as corn and sorghum. Those agriculture commodities derivative instruments include futures and options on futures which are listed on the CBOT, as well as options on futures accessed through ASERCA (Farming Marketing Support and Services, ascribed to Mexico’s Secretary of Farming and Agriculture), who functions as counterparty and that is a dependent entity of the Mexican Government’s unit that belongs to the Secretary of Farming, Livestock, Rural Development, Fishing and Food (SAGARPA, Secretaria de Agricultura, Ganaderia y Desarrollo Rural, Pesca y Alimentacion), through which, a commodities-related price hedging program (the “Farming by Contract”) scheme is offered to both farmers and agro-business entities such as the Company. The ASERCA program has two participating modalities: (i) 10% of the payment of the option’s premium and 100% of the benefit with a 60% discount on the amount of the initial premium, or (ii) 50% of the payment of the option’s premium, and 100% of the benefit with a 30% discount on the amount of the initial premium.

When the derivatives are acquired to hedge risks, and accomplish with hedge accounting, there are strict requirements the hedging relationship be documented for each hedged price risk. This documentation includes a description of the objective or hedge strategy, the nature of the hedged item position, the risk(s) to be hedged, the designated derivatives and how the initial effectiveness testing assessment will be performed, as well as the subsequent measurement of its retrospective effectiveness, which applies to each established hedge relationship.

Formal hedging derivatives designated into a hedging relationship, follow special hedge accounting recognition, for fair value changes based on each corresponding hedge accounting model: (1) Fluctuations in fair value type of hedges, require that both the derivative and the hedged item are to be valued at fair value and recognized in the statement of income adjusting the carrying value of hedge item; (2) in the case of cash flow hedges, only the effective portion of the derivative is temporarily recognized in comprehensive income (equity) and recycled to operations when the effects of the hedged item affects operations as cost of good sold, interest, etc., while the ineffective portion is immediately recognized within operations.

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

v)	Income taxes (income tax (IT), flat rate business tax (IETU)), and employee statutory profit sharing (ESPS)-

IT, IETU and ESPS payable for the year are determined in conformity with the tax provisions in effect according to the income tax law applicable to each subsidiary.

Consolidated deferred income taxes represents the addition of the amounts determined in each subsidiary by applying the enacted statutory tax. Deferred income tax assets and liabilities to different tax jurisdictions are not offset.

Deferred IT and deferred ESPS (for the Mexican subsidiaries), are accounted for under the asset and liability method. Deferred tax and ESPS assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, according to the income tax law applicable to each subsidiary and in the case of IT, for tax loss and tax credit carryforwards. Deferred tax and ESPS assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax and ESPS assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date.

w)	Cumulative currency translation effect-

Cumulative currency translation represents the difference resulting from the translation of the figures from the functional currency of foreign operations into the reporting currency.

x)	Net income per share-

Net income per share has been computed based on controlling interest net income and on the weighted average number of shares outstanding, as established in Bulletin B-14 “Profit per Share”.

y)	Financial information by segments-

FRS B-5, “Financial Information by Segments”, establishes the rules for disclosing financial information by segment.

Financial information by segment is prepared based on a management’s approach, in conformity with FRS B-5, considering a segment to be an operating component that is subject to risks and benefits that are different from other business segments. Beginning 2011, geographic operating segments are also considered (see note 21).

z)	Reclassifications-

Certain captions shown in the 2010 financial statements as originally issued have been reclassified for uniformity of presentation with the 2011 financial statements. The changes in these reclassifications were recognized retrospectively at December 31, 2010 and 2009, in conformity with Mex FRS B-1. (see note 3)

aa)	Convenience translation-

United States thousands dollars amounts as shown in the accompanying consolidated statement of financial position as of December 31, 2011, as well as in the consolidated statements of income and cash flows for the year ended December 31, 2011 have been included solely for the convenience of the reader and are translated from pesos to US dollars as a matter of arithmetic computation only, at an exchange rate of $13.97 to one U.S. dollar, which was the exchange rate at December 31, 2011. Such translation should not be construed as a representation that the peso amounts could have been or could be converted into U.S. dollars at this rate.

(3)	New accounting pronouncements-

The FRS, and improvements mentioned below, issued by the Mexican Board of Financial Reporting Standards (Consejo Mexicano de Normas de Informacion Financiera or CINIF) became effective for fiscal years beginning on or after January 1, 2011, with the respective prospective or retrospective application being specified in each case.

(a)	FRS C-4 “Inventories”- FRS C-4 is effective beginning January 1, 2011 with retrospective application, supersedes Bulletin C-4 and establishes new valuation, presentation and disclosure rules for initial and subsequent recognition of inventories on the statement of financial position. The principal changes are as follows:

•	FRS C-4 eliminates: a) direct cost as a valuation system and, b) the inventory cost formula (formerly method) referred to as Last In – First Out (LIFO).

•	Inventory cost can only written down under the base of net realizable value.

•	For inventories acquired on an installment payment basis, the difference between the purchase price under normal credit conditions and the amount paid must be recognized as financial cost during the financing period.

•	Under certain circumstances, estimates of impairment losses on inventories recognized in a prior period may be deducted or charged off against results of income for the period in which such modifications occur.

•	Items whose benefits and risks have already been transferred to the entity must be recognized as inventories; therefore, prepayments are not part of inventory.

Accounting changes resulting from the initial application of this standard were recognized retrospectively, affecting the financial statements as follows:

December 31, 2010	Previously reported amounts	Accounting change	Adjusted amounts

Inventories, net	$3,577,929	$(366,160)	$3,211,769

December 31, 2009

Inventories, net	$3,613,212	$(567,458)	$3,045,754

(b)	FRS C-5 “Prepayments”– FRS C-5 is effective beginning January 1, 2011, with retrospective application, supersedes Bulletin C.5, and includes primarily the following changes:

•	Advances for purchase of inventories (current assets) or property, plant and equipment and intangible assets (non-current assets), among others, must be reported under prepayments provided the benefits and risks inherent in the assets to be acquired or the services to be received have not yet been transferred to the entity. Furthermore, prepaid expenses must be reported based on the nature of the item to be acquired, either under current assets or non-current assets.

•	Among other things, the following must be disclosed in notes to financial statements: breakdown of prepayments, accounting policies for recognition and impairment losses, as well as relevant reversal of impairments.

Accounting changes resulting from the initial application of this standard were recognized retrospectively, affecting the financial statements as follows:

December 31, 2010	Previously reported amounts	Accounting change	Adjusted amounts

Prepayments and other non-current assets (from inventory)	$138,954	$366,160	$505,114

Property, plant and equipment, net	$10,587,321	$(43,290)	$10,544,031

Other non-current assets (from property, plant and equipment)	$21,593	$43,290	$64,883

December 31, 2009	Previously reported amounts	Accounting change	Adjusted amounts

Prepayments and other non-current assets (from inventory)	$155,219	$567,458	$722,677

Property, plant and equipment, net	$10,910,126	$(44,144)	$10,865,982

Other non-current assets (from property, plant and equipment)	$20,096	$44,144	$64,240

(c)	FRS C-6 “Property, plant and equipment”- FRS C-6 is effective beginning January 1, 2011. The accounting changes resulting from the initial application of this FRS must be prospectively recognized. The principal changes with respect to the superseded Bulletin include the following:

•	The bases for determination of the residual value of a component are added.

•	The requirement to assign an appraised value to property, plant and equipment acquired at no cost or at an inadequate cost is eliminated.

•	Depreciation for components representative of a property, plant and equipment item is mandatory, independently of the depreciation of the rest of the item as if it were a single component.

•	Depreciation of idle components must continue, unless depreciation is determined based on the activity.

(d)	2011 FRS Improvements-

In December 2010, the CINIF issued the document referred to as “2011 FRS Improvements”, which contains precise modifications to some FRS. The modifications that bring about accounting changes are listed below:

•	FRS B-1 “Accounting Changes and Error Corrections”- FRS B-1 requires the presentation of the initial statement of financial position when there are retrospective adjustments, as well as the presentation in the statement of changes in stockholders’ equity of previously reported initial balances, the effects of retrospective application and restated initial balances. These improvements were effective beginning January 1, 2011 and were retrospectively applicable.

•	FRS B-2 “Statement of cash flows”- The requirement to present in the statement of cash flows the line item “cash surplus to be applied in financing activities or, cash to be obtained from financing activities” is eliminated and is left at a recommendation level. This revision was effective for fiscal years beginning January 1, 2011 and was retrospectively applicable.

•	Bulletin C-3 “Accounts receivable” - Interest income on accounts receivable is recognized when accrued, provided the relevant amount is reliably determined and likely to be recovered. Furthermore, it is provided that interest income on accounts receivable unlikely to be recovered must not be recognized. These improvements are effective beginning January 1, 2011 and are prospectively applicable.

•	FRS C-10 “Derivative financial instruments and hedging activities” – The improvements to this new FRS are effective beginning January 1, 2011, with retrospective application. The principal improvements include the following:

•	Certain effects of hedge effectiveness may be excluded.

•	An intra-group transaction may be recognized as hedging only when the functional currencies of the related parties are different from each other.

•	Reporting of the effect of the hedged interest rate risk is required, when a portfolio portion is the hedged position.

•	Account margins must be reported separately.

•	In a hedge relationship, a proportion of the total amount of the hedging instrument may be designated as the hedging instrument. The impossibility of designating a hedge relationship for a portion of the term of the hedging instrument is specified.

•	FRS C-13 “Related parties”- The definition of “immediate family” is now more specific as it was limited to providing a list of the family members that fell within such definition. This revision was effective for fiscal years beginning January 1, 2011 and was retrospectively applicable.

(4)	Cash and cash equivalents-

Consolidated cash and cash equivalents as of December 31, 2010 and 2011 consist of:

	2010	2011

Cash and bank accounts	$513,076	$472,318
Available on-demand investments (note 13b)	3,445,899	2,151,702
Unrestricted cash and cash equivalents	3,958,975	2,624,020

Restricted cash	8,899	1,641

Total cash and cash equivalents	$3,967,874	$2,625,661

Restricted cash corresponds to margin calls to cover future derivative commitments, due to adverse market movements associated with the underlying prices for which the Company had an open position as of December 31, 2010 and 2011.

(5)	Trade receivables, net-

Trade receivables at December 31, 2010 and 2011 amounting $963,273 and $1,507,095, respectively, are shown net of an allowance of doubtful accounts of $32,990 and $38,537, respectively.

(6)	Related parties-

a)	A summary of related party accounts payable as of December 31, 2010 and 2011 is as follows:

	2010	2011
Vimifos, S.A. de C.V.	$43,051	$47,564
Frescopack, S.A. de C.V.	6,670	18,609
Maquinaria Agrícola, S.A. de C.V.	7,973	8,566
Llantas y Accesorios, S.A. de C.V.	1,144	3,270
Autos y Accesorios, S.A. de C.V.	678	422
Autos y Tractores de Culiacán, S.A. de C.V.	1,025	41
Camiones y Tractocamiones de Sonora, S.A. de C.V.	67	37
Alfonso R. Bours, S.A. de C.V.	52	34
Distribuidora Automotriz de los Mochis, S.A. de C.V.	213	-
	$60,873	$78,543

At December 31, 2010 and 2011, balances due to related parties correspond to unsecured current accounts denominated in pesos that bear no interest and are payable in short-term basis.

b)	For the years ended December 31, 2009, 2010 and 2011, the Company had the following transactions with related parties:

Purchases of feed, raw materials and packing supplies	2009	2010	2011

Vimifos, S.A. de C.V.	$261,385	$215,967	$347,062
Frescopack, S.A. de C.V.	136,609	113,229	119,950
Pulmex 2000, S.A. de C.V.	17,307	10,896	10,302
Qualyplast, S.A. de C.V.	21	19	6

Purchases of vehicles, tires and spare parts	2009	2010	2011

Maquinaria Agrícola, S.A. de C.V.	$56,502	$64,546	$69,205
Autos y Accesorios, S.A. de C.V.	11,849	13,371	24,995
Autos y Tractores de Culiacán, S.A. de C.V.	19,555	16,551	23,207
Llantas y Accesorios, S.A. de C.V.	30,848	32,775	21,640
Camiones y Tractocamiones de Sonora, S.A. de C.V.	8,391	338	3,333
Distribuidora Automotriz de los Mochis, S.A. de C.V.	11,093	7,635	2,135
Alfonso R. Bours, S.A. de C.V.	847	931	767

Airplane leasing expenses	2009	2010	2011

Taxis Aéreos del Noroeste, S.A. de C.V.	$9,810	$8,866	$10,063

Purchases transactions with related parties are made at market prices, which are similar to those that would have been used in arms-length transactions.

(7)	Inventories and biological assets-

a)	Inventories consist of the following:

	2010	2011
Raw materials and subproducts (net of $27,940 (2,000 USD) reserve as at December 31, 2011)	$1,523,690	$1,913,359
Medicine, materials and spare parts	452,373	487,178
Finished feed	60,405	83,601
	2,036,468	2,484,138
Agricultural products:
Live chicken	877,654	1,383,769
Processed chicken (net of $30,203 (2,162 USD) reserve as at December 31, 2011)	250,904	670,890
Commercial egg	22,094	27,498
Beef	4,463	13,658
Turkey	20,186	12,598
	1,175,301	2,108,413
Total	$3,211,769	$4,592,551

b)	Biological assets at December 31, 2010 and 2011 consist of the following:

	2010	2011
Current biological assets:
Incubatable eggs	$105,873	$128,184
Breeder pigs	48,120	58,973
Total current biological assets	$153,993	$187,157

Non-current biological assets:
Hens in production	$771,454	$1,014,676
Laying and breeder hens	282,111	393,811
Breeder pigs	34,828	41,566
Allowance for productivity declines	(338,105)	(420,410)

Total non-current biological assets	$750,288	$1,029,643

The change in the historical value of biological assets and agricultural products measured at their fair value presented decreases of $7,214, $32,016 in 2009 and 2010, respectively, and an increase of $2,558 in 2011. Such effects were included in the results of income each year.

(8)	Prepaid expenses and other current assets-

Prepaid expenses are comprised as follows:

	2010	2011

Advances to suppliers of inventory	$366,160	$515,672
Services	43,240	125,158
Other receivable	77,753	72,043
Insurances	17,961	39,277

Total prepaid expenses and other current assets	$505,114	$752,150

(9)	Property, plant and equipment-

a)	Property, plant and equipment at December 31, 2010 and 2011 consists of the following:

	Useful lives (years)	2010	2011
Buildings and farm structures	20-40	$8,911,833	$9,100,778
Machinery and equipment	7-15	7,156,921	7,454,119
Transportation equipment	6	1,158,660	1,107,991
Office, furniture and equipment	3	246,349	252,170
		17,473,763	17,915,058

Accumulated depreciation		(8,157,372)	(8,685,319)
		9,316,391	9,229,739

Land		948,036	958,890
Construction in progress		279,604	251,624

Total		$10,544,031	$10,440,253

b)	Depreciation expense for the years ended December 31, 2009, 2010 and 2011, amounted to $662,630, $692,640 and $726,061, respectively.

c)	As of December 31, 2010, the construction in progress amounting $279,604, has been placed in service in 2011.

d)	As of December 31, 2011, the construction in progress amounting $251,624, are expected to be placed in service in 2012.

e)	Changes in property, plant and equipment, were as follow:

	Buildings and farm structures	Machinery and equipment	Transport equipment	Office, furniture and equipment	Land	Constructions in progress	Total

Balances at December 31, 2010	$5,005,062	3,739,226	520,551	51,552	948,036	279,604	$10,544,031
Acquisition	184,845	379,330	93,576	36,200	13,582	-	707,533
Sale of plant and equipment	(1,147)	(23,035)	(44,829)	(30,422)	(3,204)	(27,979)	(130,616)
Business acquisition	19,501	25,343	100	-	422	-	45,366
Depreciation	(262,950)	(345,963)	(106,674)	(10,474)	-	-	(726,061)
Balances at December 2011	$4,945,311	3,774,901	462,724	46,856	958,836	251,625	$10,440,253

(10)	Goodwill-

In 1999, goodwill was derived from the purchase of the shares of Campi Alimentos, S.A. de C.V. in the amount of $359,564. At December 31, 2005 (the last year of amortization), accumulated amortization aggregated to $58,716. In 2009, 2010 and 2011, goodwill was not amortized, but subject to impairment test on an annual basis, as a result of the adoption of Mexican FRS B-7 “Business Acquisitions” (see note 2n).

(11)	Other non-current asset-

Other non-current assets consist of:

	2010	2011

Advances for purchases of property, plant and equipment	$43,290	$185,091
Investment in life insurance contracts (note 1 and 2(o))	-	119,792
Investment in unconsolidated entity (note 1 and 2(o))	-	38,020
Others	21,593	21,734
	$64,883	$364,637
F-40

(12) Short and long-term debt-

a)	Short term debt, as of December 31, consist of the following:

	2010	2011
Unsecured:
Denominated in USD for an amount of 75,000 USD, maturing in October 2012, at LIBOR (3) rate plus 0.60 points. Bachoco is guarantor of this debt	$-	$1,047,750
Denominated in pesos, maturing in January 2012, at TIIE (1) plus 0.85 points (note 22(ii))	-	200,000
Denominated in pesos, maturing in August 2012, at TIIE (1) FIRA (2) plus 0.50 points.	-	30,000

Short term debt	$-	$1,277,750

Weighted average interest rate on unsecured short-term debt at December 31, 2011, was 5.53%.

The average interest rate on unsecured short-term for the years ended December 31, 2011 was 5.48%.

The weighted average interest rate on dollars unsecured short-term at December 31, 2011 was 0.8702%.

(1)	TIIE= Interbank Equilibrium Rate
(2)	FIRA= Agriculture trust (Fideicomiso Instituido en Relacion con la Agricultura by its Spanish acronym)
(3)	LIBOR= London InterBank Offered Rate

b)	Long-term debt, as of December 31, consist of the following:

	2010	2011

Unsecured:
Denominated in pesos, maturing in June 2016, at TIIE (1) rate plus 1 points.	$-	$360,000
Denominated in pesos, maturing in 2013, at TIIE (1) rate plus 0.60 points.	-	87,500
Denominated in pesos, maturing in 2015 and 2016, at TIIE (1) plus 1.00 points.	-	47,579
Denominated in pesos, maturing in December 2013, at TIIE (1) FIRA (2) rates less 1.00 point.	38,133	26,400
Denominated in pesos, maturing in April 2015, at TIIE (1) rate plus 0.95 points.	23,617	18,621
Denominated in pesos, maturing in April 2012 and June 2013, at TIIE (1) FIRA (2) rates less 1.10 points and 0.875 points.	30,720	17,390
Denominated in pesos, maturing in March 2014, at TIIE (1) rate plus 2 points.	2,957	2,123
Denominated in pesos, maturing in July 2015, at TIIE (1) plus 1.50 points.	250,000	-
Denominated in pesos, maturing in April 2015, at TIIE (1) FIRA (2) rates plus 1.90 points.	250,000	-
Denominated in pesos, maturing in June 2015, at TIIE (1) rate plus 2.50 points.	38,993	-
Denominated in pesos, maturing in June 2011, at TIIE (1) FIRA(2) rates plus 2 points.	12,500	-
Total	646,920	559,613

Less current installments	(139,867)	(175,243)

Long-term debt, excluding current installments	$507,053	$384,370

In 2010 and 2011, the Company made prepayments of long-term debt of $533,750 and $538,993 respectively, without being required to pay early termination fee.

Weighted average interest rate on long-term debt at December 31, 2010 and 2011 was 6.32% and 5.58%, respectively.

The average interest rate of the Company’s total long-term debt for the years ended December 31, 2010 and 2011 was 6.64%, and 6.17%, respectively.

(1) TIIE = Interbank Equilibrium Rate

(2) FIRA = Agriculture trust (Fideicomiso Instituido en Relación con la Agricultura by its Spanish acronym)

The weighted average interest rate of the Company´s total debt at December 31, 2010 and 2011 was 6.32% and 5.55%, respectively.

c)	At December 31, 2010 and 2011, unused lines of credit amounted to $2,047,839 and $2,257,870, respectively. In 2010 and 2011, the Company did not pay any fee for unused lines of credit

d)	Maturities of long-term debt as of December 31, 2011, are as follows:

Year	Amount

2013	$154,546
2014	97,797
2015	89,537
2016	42,490

$384,370

Interest expense on loans for the years ended December 31, 2009, 2010 and 2011, aggregated to $66,989, $52,903, and $40,687, respectively.

Bank loans establish certain affirmative and negative covenants. As of December 31, 2011 and April 30, 2012, the Company was in compliance with all these covenants.

(13-a) Financial Instruments and hedging activities as at December 31, 2010 and 2011-

 Derivatives for trading purposes (neither designated nor qualified for hedges accounting treatment)

The Company maintains a portfolio of explicit Financial Derivative Instruments (FDI), which were neither designated nor qualified as hedges under FRS C-10 and, therefore, their related changes in fair value were recognized as valuation effects of financial instruments within Comprehensive Financial Results (CFR), in the results of income. The related fair value amount of the open balance as of December 31, 2010 and 2011, was $(7,096) and $(2,378), respectively, and arose from the derivative instruments, shown on the following pages:

As at December 31, 2010:

OTC1 foreign currency option structures and forwards – finance counter-party in private agreements:

Counter- party	Instrument	Underlying[4]	Notional	Maturity	Effects on the results of operations CFR/loss (gain)

Morgan Stanley	European options[3]	Exchange rate MXP/USD	Several in US$	January 2011	$211

	Knock out-knock in2	Exchange rate MXP/USD	Several in US$	January 2011	(199)

	Forwards	Exchange rate MXP/USD	Several in US$	January 2011	19

Deutsche Bank	Knock in2	Exchange rate MXP/USD	$150US	January 2011	(63)

Santander	European options[3]	Exchange rate MXP/USD	Several in US$	January 2011	9

	Forwards	Exchange rate MXP/USD	Several in US$	January 2011	41

					$18

 1Over the Counter (OTC): refers to privately agreed operations (outside of the standardized or organized futures & options exchange markets such as CBOT) with other financial or non-financial parties.

2Knock out – knock in: Option combination that hedges up to a certain level of the exchange rate, and from another level of the exchange rate respectively.

3European options: derivative financial instruments under which the buyer has the right or the obligation to buy or sell a certain amount of a underlying asset in the future.

4MXP means Thousands of Mexican Peso and USD means Thousands of U.S. dollars.

Derivatives on prices of farming goods (commodities):

				Effects on the result of operations
Counter-party	Instrument	Underlying	Maturity	CFR/loss (gain)

Cargill (OTC)	Swaps	Corn	January-May2011	$(2,868)

	Swaps	Soy bean	January-May2011	(950)

New Edge[5]	American options	Corn	March 2011	(735)

	Futures	Corn	March 2011	(2,561)

				$(7,114)

5 New Edge is the broker or the commission agents for the futures or options on the futures, that the Company used to enter into these operation in this listed CBOT market on corn and soybeans forwards. See note 4, collaterals established by the broker for Bachoco.

As at December 31, 2011:

OTC1 foreign currency option structures and forwards – finance counter-party in private agreements:

					Effects on
					the results of
					operations
Counter- party	Instrument	Underlying[4]	Notional	Maturity	CFR/loss (gain)

Several	Forwards	Exchange rate MXP/USD	Several in US$	January 2012	(1,344)

					$(1,344)

[1]	Over the Counter (OTC): refers to privately agreed operations (outside of the standardized or organized futures & options exchange markets such as CBOT) with other financial or non-financial parties.
[2]	Knock out – knock in: Option combination that hedges up to a certain level of the exchange rate, and from another level of the exchange rate respectively.
[3]	European options: derivative financial instruments under which the buyer has the right or the obligation to buy or sell a certain amount of a underlying asset in the future.
[4]	MXP means Thousands of Mexican Peso and USD means Thousands of U.S. dollars.

Derivatives on prices of farming goods (commodities):

				Effects on the result of operations
Counter-party	Instrument	Underlying	Maturity	CFR/loss (gain)

Cargill (OTC)	Swaps	Corn	March-May 2012	$(701)

	Swaps	Soy bean	March-May 2012	(342)

New Edge[5]	American options	Corn	March 2012	(760)

Jefferies Bache LLC[5]	American options	Corn	March 2012	769

				$(1,034)

On November 1, 2011, the Company acquired OK Industries, Inc. As of this date, this enterprise had in its financial derivative instruments position American options listed at CBOT, these options were acquired through the broker Jefferies Bache. The fair value of those instruments amounted $894 as of this date, and for December 31, 2011 this options amounted a fair value of $769, which represented a gain in option’s fair value of $125 that was recognized in earnings as of December 31, 2011.

5 New Edge and / or Jefferies Bache are the brokers or the commission agents for the futures or options on the futures, that the Company used to enter into these operation in this  listed CBOT market on corn and soybeans forwards. See note 4, collaterals established by the broker for Bachoco.

Derivatives that are designated and qualify for hedging purposes attributable to (i) one or more risks included in identified hedged items which are already recognized on the balance sheet or (ii) associated to risk exposures not yet recognized on the balance sheet.

In regard to the positions on FDI that the Company enters into and that were designated and qualify for hedge accounting purposes on one or more financial risks, its fair value amounted to a total of $5,801 and $7,829 at December 31, 2010 and 2011, respectively. Following are the details on the derivative instruments found accessing special hedge accounting models, their notional dimension, risks and effects, either on the statement of financial position or in the statements of income. The derivatives mentioned below offset the effects of the hedged items within the statement of income, as long as they continue to qualify and be designated for hedge purposes:

Fair value hedge: The Company has entered into a several firm commitments made through contractual agreements with domestic farmers to purchase estimated grain crops denominated in US dollars at a fixed price, which constitute the hedged items. The long position in puts contracted through ASERCA only hedges the risk arising from a decrease in grain prices, set through firm commitments. These put options are designated in hedging relationships under the fair value hedge accounting model. Effective changes in fair value of grain crops associated with firm commitments attributable to price risk are recognized on the statement of financial position as an asset or a liability until the contracted grain volumes are recognized as inventory. Subsequently, these put options contracted through ASERCA are partly or fully re-designated to hedge any changes in fair value of a portion of the acquired grain inventories in accordance with the fair value hedge accounting model; that is, protecting against falls in grain prices by adjusting the carrying amount of such inventory against cost of sales in the statement of income, and at the same time, the pending effects derived from changes in fair value of the primary position, lodged in current assets or current liabilities during the primary position term, against cost of sales, so as to adjust the inventory cost for the effects as determined by the fair value hedging model.

Options listed on corn future, effective at December 31, 2010:

				Effective offsetting
				effects on
				comprehensive
Counter-party	Instrument	Underlying	Maturity	financial
				results/loss (gain)

ASERCA	Puts	Corn	March and May 2011	$(5,801)

Options listed on corn future, effective at December 31, 2011:

				Effective offsetting
				effects on
Counter-party	Instrument	Underlying	Maturity	comprehensive
				financial
				results/loss (gain)

ASERCA	Puts	Corn	March and May 2012	$(7,829)

Option type of derivatives entered under the ASERCA program are under the modality described in the accounting policy.

Hedging effects on the price of grain associated with firm commitments and grain inventories denominated in the Company’s non-functional currency (USD), that are recognized at their fair value due to the price risk only, under the fair value hedge accounting model.

Due to the acquired 2010 and 2011 grain price variations, the hedging effects arising from the fair value changes linked to the corn & sorghum6 prices, according to the fair value hedge model were recognized in the consolidated statement of financial position as a current liability or as an adjustment to the inventory, both with correspondent offsetting effects against the option’s intrinsic value changes within comprehensive financial result in the consolidated statement of income.

6 Sorghum price is not listed in an agriculture exchange, but its price-as feeding substitute for corn (which is negotiated and listed in the CBOT) has a high correlation with the futures prices of corn, therefore, corn prices are usually used as a sound proxy the hedge sorghum related prices exposure.

At December 31, 2010:

Grain inventories adjusted to fair value hedge7:

		Changes in the
		fair value of the firm
		commitment
	Risk covered and	recognized within the
Description	secondary assigned	balance sheet

Firm Commitments with a fix price and USD denominated to sorghum and corn purchases agreements	ASERCA Puts that were re-designated as to hedge the fair value of Commodity grain inventories from losing fair value, attributable to lower grain prices	$(5,801)

At December 31, 2011:

Grain inventories adjusted to fair value hedge7:

		Changes in the
		fair value of the firm
		commitment
	Risk covered and	recognized within the
Description	secondary assigned	balance sheet

Firm Commitments with a fix price and USD denominated to sorghum and corn purchases agreements	ASERCA Puts that were re-designated as to hedge the fair value of Commodity grain inventories from losing fair value, attributable to lower grain prices	$(7,829)

7These represent contracts the Company enters into with an unrelated party that can be executed through legal means and specify the amount the Company expects to exchange,    the fixed price, the currency and the transaction schedule, among other important aspects.

(13-b) Investment in primary financial securities at December 31, 2010 and 2011-

The Company keeps investments in primary financial debt instruments and equity instruments at December 31, 2010 and 2011, both in U.S. dollars and Mexican pesos, as follows:

	2010			2011
	Book	Fair	Interest[8]	Book	Fair	Interest[8]
For trading9	value	value	rates	value	value	rate

Mexican peso denominated debt securities
Government issued	$-	-	-	$112,956	112,956	3.72%
Bank issued	3,150,010	3,150,010	5.01%	1,206,121	1,206,121	4.97%
Commercial paper	31,150	31,150	8.31%	-	-	-
Repo	203,410	203,410	4.55%	782,732	782,732	4.46%

	$3,384,570	3,384,570		$2,101,809	2,101,809

U.S. dollars denominated debt securities:
Government issued	$359	359	0.27%	$-	-	-
Commercial paper	19,121	19,121	6.40%	7,541	7,541	5.88%
	19,480	19,480		7,541	7,541

Total	$3,404,050	3,404,050		$2,109,350	2,109,350

F-52

	2010			2011
For trading[9]	Book	Fair	Interest[8]	Book	Fair	Interest [8]
maturity over 90 days	value	value	rates	value	value	value

Mexican peso denominated debt securities:
Government issued	$32,395	32,395	5.25%	$40,231	40,231	3.64%
Cuasi-Governmental	-	-	-	2,096	2,096	5.15%
Commercial paper	70,487	70,487	4.09%	287	287

	$102,882	102,882		$42,614	42,614

U.S. dollars denominated debt securities:
Bank issued	$14,593	14,593	5.82%	$5,158	5,158	6.50%
Commercial paper	91,873	91,873	7.31%	362,949	362,949	6.55%
	106,466	106,466		368,107	368,107

Total	$209,348	209,348		$410,721	410,721

	2010			2011
	Book	Fair	Interest[8]	Book	Fair	Interest [8]
Held to maturity	value	value	rates	value	value	value

Pesos:
Commercial paper	$36,725	36,725	4.87%	$42,352	42,352	4.80%

	2010		2011
For trading without maturity:	Book value	Fair value	Book value	Fair value

U.S. dollars:
Equity instruments	5,124	5,124	-	-
	$5,124	5,124	-	-

8Average interest rate in the category

9Accrued interest as of December 31, 2010 and 2011 is not reported in this presentation. The total interest earned on primary financial instruments as of that date amounts to $4,691 and 3,102, respectively.

The Company has diversified its investment portfolio into government, bank, corporate or commercial instruments. These financial instruments have been classified by the Company into two categories: for “trading” and “held-to-maturity” securities under Mex FRS C-2.

As far as the primary financial instruments classified as trading securities are concerned, as of December 31, 2011 the Company’s investment is largely in bank instruments. Ninety-nine percent of this investment is made in recognized national banking institutions, and the term of these investments are three days (52% of the instruments), and twenty eight days (47% of the instruments).

As for held-to-maturity securities, in May 2010, the Company acquired through a voluntary exchange of debt certificates, 485,995 debt certificates issued by Tiendas Comercial Mexicana, S.A. de C.V., maturing in 2016. At the acquisition date, the Company made a decision to classify such certificates as “held-to-maturity securities” in accordance with Mex FRS C-2.

(14) Commitments and contingencies-

a)	The Company has entered into operating leases for certain offices, production sites, and automotive and computer equipment. Most leases contain renewal options. These agreements have terms between one and five years. Rental expense under these leases was as follows:

Year ended
December 31,	Amount

2009	$177,292
2010	197,504
2011	188,244

b)	There is a contingent liability arising from the labor obligations mentioned in note 2q.

c)	The Company is involved in a number of lawsuits and claims arising in the normal course of business. In the opinion of management, it is expected that the final outcome of these matters will not have significant adverse effects on the Company’s consolidated financial position and results of income.

d)	OK Industries, Inc. (foreign subsidiary) maintains self-insurance programs for health care costs and workers’ compensation. The subsidiary is liable for health care claims up to 350 USD ($4,890) each year per plan participant and workers’ compensation claims up to 600 USD ($8,392) per occurrence. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. The allowance for this concept is booked into the accompanying consolidated statement of financial position within current liabilities and amounting to 3,817 USD ($53,323) at December 31, 2011. The consolidated statement of income includes expenses relating to self-insurance plans of approximately 1,097 USD ($15,325) for the two-month period of the subsidiary ended December 31, 2011. Bachoco is required to maintain letters of credit on behalf of the subsidiary of 3,400 USD ($47,498) to secure self-insured workers compensation payments.

e)	OK Industries, Inc. (foreign subsidiary) is involved in claims with the U.S. Department of Labor and the U.S. Immigration and Customs Enforcement, and various other matters incidental to its business, including workers’ compensation claims and environmental issues. At December 31, 2011, the subsidiary has accrued reserves for potential claims of 2,500 USD ($34,925) which are included within other current liabilities.

f)	In accordance with Mexican tax law, the tax authorities are entitled to examine transactions carried out during the five years prior to the most recent income tax return filed.

g)	The Company has agreed contracts to supply grain from third parties as part of the normal course of operations.

h)	In accordance with the Income Tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be similar to those that would be used in arms-length transactions.

Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest in addition to penalties of up to 100% of the omitted taxes.

(15) Other taxes payable and other accruals-

An analysis of other taxes payable and other accruals as follows:

	2010	2011
Other accounts payable	$35,963	$218,458
Expenses payable	148,357	158,461
Trade advances	66,189	71,212
IMSS (1)	35,073	35,453
INFONAVIT (3)	30,743	32,552
Employee statutory profit sharing	37,921	26,234
Payroll taxes	21,277	24,044
Salaries payable	4,924	9,168
SAR (2)	6,266	6,416
Taxes payable	6,520	6,349
Interests payable	489	6,315

Total	$393,722	$594,662

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

(16) Foreign currency position and translation-

a)	A summary of the Company’s monetary assets and liabilities denominated in U.S. dollars (the only foreign currency) translated into reporting currency, as of December 31, 2010 and 2011, were as follows:

	Pesos
	2010	2011
Assets:
Cash and cash equivalents	$357,933	$232,211
Primary financial instruments	106,466	375,648
Accounts receivable	-	391,857
Other accounts	6,926	315,037
Advances to suppliers	170,170	602,912
	641,495	1,917,665
Liabilities:
Accounts payable	(770,931)	(1,668,025)
Other liabilities	-	(157,110)
Short term debt	-	(1,047,750)

Net liability	$(129,436)	$(955,220)

b)	As of December 31, 2010 and 2011, the exchange rate was $12.37 and $13.97 per US dollar, respectively. At April 30, 2012, date of issuance of the consolidated financial statements the exchange rate was $13.21 per US dollar.

c)	As of December 31, 2010 and 2011, foreign exchange gains, net amounting to $11,082 and $54,505, respectively, were recorded.

d)	At December 31, 2011 the Company had the foreign exchange hedging instruments mentioned in note 13a.

e)	U.S dollar is the recording and functional currency of the foreign subsidiary. This foreign currency was translated into Mexican peso that is the consolidated reporting currency.

(17) Labor obligations-

a)	Labor obligation in Mexico

The Company has a defined benefit pension plan covering non unionized personnel in México. The benefits are based on years of service and the employee’s compensation. The Company makes annual contributions to the plan equal to the maximum amount that can be deducted for income tax purposes based on the projected unit credit method.

Plan contributions and benefits paid were as follows:

	Plan Contributions			Benefits paid
	2009	2010	2011	2009	2010	2011

Retirement	$17,436	14,039	15,099	2,382	2,934	3,049

The cost, obligations and other elements of the pension, seniority premium and severance compensation plans for reasons other than restructuring, mentioned in note 2q, have been determined based on computations prepared by independent actuaries at December 31, 2009, 2010 and 2011. The components of the net periodic cost for the years ended December 31, 2009, 2010 and 2011, were as follows:

	Benefits
	Termination			Retirement
	2009	2010	2011	2009	2010	2011
Net periodic cost:
Service cost	$13,898	14,720	17,346	$16,187	18,962	20,380
Interest cost	6,220	6,605	6,976	20,043	22,453	21,720
Return on plan assets	-	-	-	(19,307)	(22,508)	(25,816)
Net actuarial loss (gain)	7,171	24,597	(677)	(1,982)	(1,816)	(1,775)
Prior service cost:
Amortization of prior service cost and plan modifications	-	-	-	1,885	1,885	1,885
Amortization of transition liability	4,828	4,828	4,667	5,448	5,448	5,448
Net periodic cost	$32,117	50,750	28,312	$22,274	24,424	21,842

The present value of benefit obligations of the plans as of December 31, 2009, 2010 and 2011, is as follows:

	Benefits
	Termination			Retirement
	2009	2010	2011	2009	2010	2011

Acumulated Benefit Obligation (ABO)	$64,328	91,255	84,702	$151,796	152,737	168,920

Projected Benefit Obligation (PBO)	76,988	95,216	101,140	240,968	275,550	239,431
Plan asset at fair value	-	-	-	(223,778)	(256,382)	(250,855)
Projected benefit obligation over plan assets	76,988	95,216	101,140	17,190	19,168	(11,424)
Unrecognized ítems:
Transition liability	(13,542)	(8,714)	(4,047)	(16,345)	(10,896)	(5,448)
Plan modifications	-	-	-	(23,552)	(21,667)	(19,782)
Actuarial gains	-	-	-	53,890	53,350	81,649

Projected liability, net	$63,446	86,502	97,093	$31,183	39,955	44,995

	Benefits
	2009	2010	2011

Discount rate (net of inflation)	9.50%	8.00%	8.50%
Rate of compensation increase*	4.50%	4.50%	4.50%
Expected return on plan assets	9.75%	9.00%	9.50%
Amortization period of unrecognized items (applicable to retirement benefit)	19.33 years	19.06 years	11.89 years

* Salary increases, including past practice, trends in the market and compensation scheme (average salary increase earned if performance is satisfactory).

Below is the determination of benefit obligations of the plan at December 31, 2009, 2010, and 2011:

	Retirement benefits 2009
	Seniority premium	Pension plan	Total
Defined benefit obligations:
Obligations of defined benefits at the beginning of year	$32,980	177,339	210,319
Current labor cost	3,034	13,153	16,187
Interest cost	3,130	16,913	20,043
Actuarial gain and losses	1,439	(2,836)	(1,397)
Benefits paid	(1,801)	(2,383)	(4,184)
Defined benefit obligations at end of year	$38,782	202,186	240,968

	Retirement benefits 2010
	Seniority premium	Pension plan	Total
Defined benefit obligations:
Obligations of defined benefits at the beginning of year	$38,782	202,186	240,968
Current labor cost	3,675	15,287	18,962
Interest cost	3,574	18,879	22,453
Actuarial gain and losses	1,523	(3,809)	(2,286)
Benefits paid	(1,613)	(2,934)	(4,547)
Defined benefit obligations at end of year	$45,941	229,609	275,550

	Retirement benefits 2011
	Seniority	Pension
	premium	plan	Total
Defined benefits obligations:
Obligation of defined benefit at the beginning of year	$45,942	229,609	275,551
Current labor cost	4,192	16,188	20,380
Interest cost	3,585	18,134	21,719
Actuarial gain and losses	(15,750)	(57,718)	(73,468)
Benefits paid	(1,702)	(3,049)	(4,751)
Defined benefit obligations at end of year	$36,267	203,164	239,431

Below is the determination of plan assets at 31 December 2009, 2010 and 2011:

	Retirement benefits 2009
	Seniority	Pension
	premium	plan	Total
Plan assets:
Plan asset at the beginning of year	$-	188,815	188,815
Yield expected	-	19,307	19,307
Actuarial gain and losses	-	602	602
Company contributions	-	17,436	17,436
Benefits paid	-	(2,382)	(2,382)
Plan assets at end of year	$-	223,778	223,778

	Retirement benefits 2010
	Seniority	Pension
	premium	plan	Total
Plan assets:
Plan asset at the beginning of year	$-	223,778	223,778
Yield expected		22,507	22,507
Actuarial gain and losses	-	(1,008)	(1,008)
Company Contributions	-	14,039	14,039
Benefits Paid	-	(2,934)	(2,934)
Plan assets at end of year	$-	256,382	256,382

	Retirement benefits 2011
	Seniority	Pension
	premium	plan	Total
Plan assets:
Plan asset at the beginning of year	$-	256,382	256,382
Yield expected	-	25,816	25,816
Actuarial gains and losses	-	(43,392)	(43,392)
Company contributions	-	15,100	15,100
Benefits paid	-	(3,051)	(3,051)
Plan assets at end of year	$-	250,855	250,855

Following is a detailed description of the current amounts and the amounts for the previous four annual periods derived from the defined benefit obligations, the reasonable value of the plan’s assets and the adjustments on the plan assets and liabilities, based on experience:

	Seniortiy premium*
	2007	2008	2009	2010	2011
Defined benefit obligations	$56,601	59,086	66,711	83,871	76,382
Plan assets	-	-	-	-	-
Plan status	$56,601	59,086	66,711	83,871	76,382

* The results of seniority premium include retirement and termination, due to the fact that this division did not exist in prior years in accordance with the Bulletin D-3.

	Pension plan
	2007	2008	2009	2010	2011
Defined benefit obligations	$199,333	177,339	202,186	229,609	203,164
Plan assets	(182,017)	(188,815)	(223,778)	(256,382)	(250,855)
Plan status	$17,316	(11,476)	(21,592)	(26,773)	(47,691)

The distribution of assets listed by category at the end of 2009, 2010 and 2011, are as follows:

	2009	2010	2011

Fixed rate investment	75%	75%	70%
Variable rate investment	25%	25%	30%

Total	100%	100%	100%

The distribution of the assets reflects the strategy that was used to optimize the return rate on the plan and the fund's results, within the framework of an appropriate risk level.

b)	Benefit plans in foreign operation

OK Industries, Inc. (foreign subsidiary) maintains a 401(k) retirement plan (defined benefit plan) covering all employees meeting certain eligibility requirements. The Company contributes to the plan at the rate of 50% of employees contributions up to a maximum of 2% of the individual employees compensation. Expense for contributions accrued to this plan was 33.7 USD ($471) for the two-month period ending December 31, 2011.

OK Industries, Inc. (foreign subsidiary) maintains a deferred compensation arrangement with certain key employees. Amounts payable under this plan vest 10 years from the date of the agreement. The benefit value of each unit is equal to the increase in initial subsidiary book value from the date of the agreement to the conclusion of the vesting period. Under the agreement, 275,000 units were outstanding on December 31, 2011, all of which were fully vested. Amounts expected to be paid within the next year of 657.7 USD ($9,189) are included in other current liabilities. The remaining liability is 411.8 USD ($5,753) under this plan. There was no compensation expense for the two-month period ending December 31, 2011.

(18) Stockholders’ Equity-

a)	As of December 31, 2009, 2010 and 2011, the Company’s capital stock is represented by 600,000,000 “B” shares with a par value of $1 peso each. All shares issued and outstanding have voting rights.

b)	In 2009, 2010 and 2011, the Company declared and paid cash dividends at nominal values of $250,045, $250,082 and $299,926, respectively, or $0.42, $0.42, and $0.50 respectively, per share in nominal pesos.

c)	The Mexican Corporation Law requires that at least 5% of each year’s net income be appropriated to increase the legal reserve until such reserve is equal to 20% of capital stock issued and outstanding. The balance of the legal reserve at December 31, 2009, 2010 and 2011, included in retained earnings, was $209,399.

d)	The Company approved a stock repurchase plan in 1998, in conformity with the Mexican Securities Trading Act, providing a stock repurchase reserve for that purpose of $180,000 ($303,861 expressed in constant Mexican pesos at December 31, 2007) through the appropriation of retained earnings in 1998. In 2009, the Company repurchased and sold 147 thousand of shares. The repurchase value was for $1,880 and the sales value was for $2,959, resulting in a gain of $1,079, recorded as additional paid in capital. During 2010 the Company repurchased 200 thousands of shares for $5,167; in 2011, the Company repurchased 257.4 thousands of shares. The repurchased value was for $6,153, and sales 230 thousands of shares, the sales value was for $5,944. There are 227.4 thousands of shares held by treasury at December 31, 2011.

e)	The Company is required to pay taxes on dividends distributed to stockholders only to the extent that the payment made exceeds the balance of the “net tax profit account” (CUFIN), which is used to control earnings on which income tax has already been paid. Income tax paid on dividends refers to a tax payable by corporate entities and not by individuals.

f)	The Company obtains the majority of its revenues and net profit from Bachoco, S.A. de C.V. (“BSACV”). For the years 2009, 2010 and 2011, pretax income of BSACV, represented approximately, 92%, 93%, and 86% respectively of Bachoco’s net revenues.

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

h)	Stockholders contribution restated as provided for by the tax law (CUCA), aggregating $2,244,455, may be refunded to stockholders tax-free, to the extent that such contribution equals or exceeds stockholders’ equity.

(19)	Income Tax (IT), Asset Tax (AT), and Flat Rate Business Tax (IETU) and Employee Statutory Profit Sharing (ESPS)-

Under the current tax legislation in Mexico, companies must pay the greater of their IT or IETU. If IETU is payable, the payment will be considered final (i.e. not subject to recovery in subsequent years).

a)	Income tax (IT)-

The Company and each of its subsidiaries file separate income tax returns (including its foreign subsidiary, that files income tax returns in the U.S. based on its existing tax year end of April). Bachoco, S.A. de C.V. BSACV, the Company’s principal operating subsidiary, is subject to corporate income tax under the provisions of the simplified regime, which is applicable to companies engaged exclusively in agriculture, cattle-raising, fishing, forestry and other activities. The income tax law establishes that such regime is exclusive for companies that obtain no more than 10% of their total revenues from the production of processed products; BSACV has complied with this criteria.

In 2009, a tax reform was authorized by which, beginning in 2010, the tax rate is increased from 19% to 21% in the simplified regime. The result of this change is recognized in 2009, as a charge of $188,754, which is reflected in deferred taxes under the item “Adjustment to deferred tax assets and liabilities for enacted changes in tax laws and rates”.

The simplified regime establishes that the taxable base for income tax is determined on revenues collected net of deductions paid (cash basis). The tax rate for this regime was 19% for 2009 and 21% for 2010 and thereafter.

The IT rate of the general regime for fiscal years 2010 to 2012 is 30%, for 2013 the rate shall be 29% and for 2014 and thereafter is 28%.

The income tax rate of the foreign subsidiary is 38.79%.

b)	Flat Rate Business Tax (IETU)-

The IETU rate is 17.5% for 2010 and thereafter (17% for 2009) based on cash flows and limits certain deductions.

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

If negative IETU base is determined because deductions exceed income, there will be no IETU payable. The amount of negative base multiplied by the IETU rate results in a IETU credit, which may be applied against IT for the same year or, if applicable, against IETU payable in the next ten years. According to the tax law, the IETU credit can not be applied against IT for 2010 and 2011.

c)	Asset tax (AT)-

In 2007, a new law was enacted that resulted in the derogation of the AT Law beginning on January 1, 2008. In 2007, the asset tax rate was payable at 1.25% and liabilities were no longer deductible from the asset tax base.

At December 31, 2011, the Company had $5,044 in Asset Tax credits and such recoverable AT will expire, as follows:

	Asset tax
	restated at
	December 31,	Year of
Base year	2011	expiration

2005	$1,615	2015
2006	3,429	2016

	$5,044

d)	Income tax charged to operations-

For the years ended December 31, 2009, 2010 and 2011, income tax (credited) charged to results of operations was as follows:

	2009	2010	2011
Mexican operation:
Current income tax	$103,482	$495,828	$69,578
Flat rate business tax	371	18	8
Deferred income tax	302,505	7,569	(109,221)
	406,358	503,415	(39,635)

Foreign operation:
Current income tax	$-	$-	$-
Deferred income tax	-	-	(895)
	-	-	(895)

Total (benefit) income tax expense	$406,358	$503,415	$(40,530)

Income tax and employee statutory profit sharing expense attributable to income before income taxes differed from the amounts computed by applying the Mexican statutory IT rates of 19% for 2009 and 21% for 2010 and 2011, respectively and 10% employee statutory profit sharing to income, as a result of the items shown in the next page:

F-69

	2009		2010		2011
	IT	ESPS	IT	ESPS	IT	ESPS

Computed “expected” tax expense	$230,927	121,540	$522,846	248,974	$24,908	11,860
Add ESPS expense	-	3,300	-	3,369	-	2,160
Increase (decrease) in income taxes resulting from:
Effects of inflation, net	(50,596)	-	(66,504)	-	(71,189)	-
Non-deductible expenses	4,538	183	8,032	1,872	3,411	1,032
Adjustment to deferred tax assets and liabilities for enacted changes in tax laws and rates	188,754	-	-	-	-	-
Subsidiaries not subject to labor obligations	-	(92,661)	-	(226,341)	-	7,197
Effect of companies outside simplified regime	38,163	-	31,661	-	33,073	-
Change in the valuation allowance for deferred tax assets	8,130	-	17,164	-	(32,312)	-
Other, net	(13,558)	639	(9,784)	5,822	1,579	(651)

IT and ESPS expense (benefit)	$406,358	33,001	$503,415	33,696	$(40,530)	21,598

e)	Deferred income tax-

Based on the financial projections of taxable income, the Company estimated that it will pay income tax (IT); therefore, deferred tax effects as of December 31, 2010 and 2011 have been recorded reflecting the IT basis.

The components of the Company’s deferred income tax assets and liabilities are as follows:

	2010	2011
Deferred tax assets:
Accounts payable	$493,645	$649,678
Labor obligations	33,407	58,661
ESPS payable	11,311	9,002
Effects on derivative financial instruments	1,635	-
Recoverable AT	4,859	5,044
Tax loss carryforwards	17,698	96,773
Others	1,006	-
Total gross deferred tax assets	563,561	819,158

Less valuation allowance	53,309	20,997
Net deferred tax assets	510,252	798,161

Deferred tax liabilities:
Inventories	842,767	1,056,327
Accounts receivable	190,082	204,213
Property, plant and equipment, net	1,490,183	1,262,899
Other deductions	16,370	20,210
Effects on derivative financial instruments	-	1,704

Total gross deferred tax liabilities	2,539,402	2,545,353

Net deferred tax liability	$2,029,150	$1,747,192

Deferred tax assets-foreign subsidiary	$-	$174,141

Deferred tax liability-Mexican subsidiaries	$2,029,150	$1,921,333

The valuation allowance for deferred tax assets as of January 1, 2010 and 2011 amounted to $36,145 and $53,309, respectively. The net change in the total valuation allowance for the years ended December 31, 2009, 2010 and 2011, was an increase of $8,130, $17,164 and a decrease of $32,312, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

f)	Tax loss carryforwards-

As of December 31, 2011, the Company has tax loss carryforwards restated in accordance with the current Mexican Tax Law, which can be used to offset future taxable income in the next ten years, as follows:

Tax loss carryforwards as adjusted by inflation through December 31, 2011
	Year of	Restated
Base year	expiration	Amount

2007	2017	$3,251
2008	2018	48,164
2009	2019	12,933
2010	2020	530
2011	2021	380,961
		$445,839

g)	Equity tax value-

As of December 31, 2010 and 2011, the tax value of the Company’s equity, which will not be subject to taxation, comprised the following:

	2010	2011

Restated contribution capital (CUCA)	$2,162,080	$2,244,455
Net tax profit account (CUFIN) and net reinvested tax profit account (CUFINRE)	4,203,221	4,194,245

Total	$6,365,301	$6,438,700

h)	Employee statutory profit sharing

Industrias Bachoco, S.A.B de C.V. and BSACV have no employees, but each of the subsidiaries of the Company in Mexico that has employees is required under Mexican law to pay employees, in addition to their compensation and benefits, statutory profit sharing in an aggregate amount equal to 10% of such subsidiary’s taxable income subject to certain adjustments.

(20)	Other income (expense), net-

As of December 31, 2009, 2010 and 2011, other income and expense net, were as follows:

	2009	2010	2011
Other income:
Sales of waste animals, raw material, by-products and others	$139,555	$194,779	$202,780
Tax incentives	5,496	-	-

Total other income	145,051	194,779	202,780

Other expense:
Cost of waste animals, raw material, by- products and other	(162,957)	(173,436)	(193,707)
Employee statutory profit sharing	(33,001)	(33,696)	(21,598)
Others	(14,282)	(82,962)	(56,396)

Total other expense	(210,240)	(290,094)	(271,701)

Total other expense, net	$(65,189)	$(95,315)	$(68,921)

(21)	Segment financial information-

a) Product line segments

The segments to be reported are organized by geographic operation and product line. Inter-segment transactions have been eliminated. Our Poultry segment is comprised of our chicken and egg products due to their similarity in risks and benefits. The information included under “Others” corresponds to pigs, balanced animal feed and other non-significant sub-products. The segment information is as shown in the next page:

	As of and for the year ended at December 31, 2009
	Poultry	Others	Total
Net revenues	$20,567,944	2,694,906	23,262,850
Cost of sales	(16,900,540)	(2,426,219)	(19,326,759)
Gross profit	3,667,404	268,687	3,936,091
Interest income	149,160	21,495	170,655
Valuation effects of financial instruments	(174,603)	-	(174,603)
Interest and financial expenses	(77,052)	(14,274)	(91,326)
Income taxes	(370,734)	(35,624)	(406,358)
Net controlling interest income	702,344	95,256	797,600
Property, plant and equipment, net	10,453,381	412,601	10,865,982
Goodwill, net	212,833	88,015	300,848
Total assets	18,706,330	1,171,549	19,877,879
Total liabilities	4,817,238	422,178	5,239,416
Capital expenditures	813,628	130,478	944,106
Expenses not requiring cash disbursement:
Depreciation and amortization	621,324	41,306	662,630

	As of and for the year ended at December 31, 2010
	Poultry	Others	Total
Net revenues	$22,229,505	2,485,951	24,715,456
Cost of sales	(17,377,938)	(2,122,739)	(19,500,677)
Gross profit	4,851,567	363,212	5,214,779
Interest income	154,203	11,443	165,646
Valuation effects of financial instruments	18,850	-	18,850
Interest and financial expenses	(65,007)	(8,512)	(73,519)
Income taxes	(463,616)	(39,799)	(503,415)
Net controlling interest (loss) income	1,896,160	90,166	1,986,326
Property, plant and equipment, net	10,240,120	303,911	10,544,031
Goodwill, net	212,833	88,015	300,848
Total assets	20,109,011	1,088,757	21,197,768
Total liabilities	4,407,236	422,178	4,829,414
Capital expenditures	504,675	12,621	517,296
Expenses not requiring cash disbursement:	-	-	-
Depreciation and amortization	664,054	28,586	692,640

	As of and for the year ended at December 31, 2011
	Poultry	Others	Total
Net revenues	$24,697,212	3,037,778	27,734,990
Cost of sales	(22,075,071)	(2,698,145)	(24,773,216)
Gross profit	2,622,141	339,633	2,961,774
Interest income	182,400	11,377	193,777
Valuation effects of financial instruments	(896)	-	(896)
Interest and financial expenses	(58,327)	(11,417)	(69,744)
Income taxes	(13,135)	(27,395)	(40,530)
Net controlling interest income	65,502	91,539	157,041
Property, plant and equipment, net	10,044,310	395,943	10,440,253
Goodwill, net	212,833	88,015	300,848
Total assets	21,832,440	1,337,434	23,169,874
Total liabilities	(6,370,017)	(530,751)	(6,900,768)
Capital expenditures	662,009	45,524	707,533
Expenses not requiring cash disbursement:
Depreciation and amortization	703,740	22,321	726,061

Revenues from our poultry segment are analyzed as follows:

	As of and for year ended at December 31, 2009
	Chicken	Eggs	Total

Net revenues	$18,211,109	2,356,835	20,567,944

	As of and for year ended at December 31, 2010
	Chicken	Eggs	Total

Net revenues	$20,127,721	2,101,784	22,229,505

	As of and for year ended at December 31, 2011
	Chicken	Eggs	Total

Net revenues	$22,611,264	2,085,948	24,697,212

b) Geographic operating segments

As of 2011, with the acquired operation in the United States, it incorporated a new segment at the management approach named “foreign” to identify (segment) the national and foreign operations. When submitting information by geographical area, the revenues are classified based on the geographical location of the customers. The assets of the segments are classified regarding the geographical location of assets.

	As of and for the year ended at December 31, 2011
	National Poultry	Foreign Poultry (two- months operation)	Total Poultry

Net revenues	$23,318,433	1,378,779	24,697,212
Cost of sales	(20,772,407)	(1,302,664)	(22,075,071)
Gross profit	2,546,026	76,115	2,622,141
Interest income	182,400	-	182,400
Valuation effects of financial instruments	(896)	-	(896)
Interest and financial expenses	(58,164)	(163)	(58,327)
Income taxes	(12,240)	(895)	(13,135)
Net controlling interest income	68,160	(2,658)	65,502
Property, plant and equipment, net	10,428,265	12,045	10,440,310
Goodwill, net	212,833	-	212,833
Total assets	19,983,780	1,848,660	21,832,440
Total liabilities	(5,830,667)	(539,350)	(6,370,017)
Capital expenditures	662,009	-	662,009
Expenses not requiring cash disbursement:
Depreciation and amortization	703,606	134	703,740

	As of and for year ended at December 31, 2011
	National Chicken	Foreign Chicken (two-months operation)	Total

Net revenues	$21,232,485	1,378,779	22,611,264

(22)	Subsequent events-

(i)	Migration to International Financial Reporting Standards (IFRS)

In January, 2009, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores “CNVB”) in Mexico revised its “General Provisions applicable to Securities Issuers and other Securities Market Participants” to require that certain public entities reporting financial information through the Mexican Stock Exchange (“BMV”), beginning 2012 are required to prepare and report their financial information under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

In this regard, the consolidated financial statements to be issued by the Company for the year ended December 31, 2012 will be its first annual financial statements complying with IFRS as issued by the IASB. The transition date for adoption will be on January 1, 2011. A brief description of the main changes of the Company’s accounting policies impacted by the IFRS adoption, are listed below:

a)	Property, Plant and Equipment - The Company has taken the “Deemed Cost” option at the transition date by applying the fair value option for certain property, plant and equipment at December, 2011, according to IFRS 1 “First time adoption of International Financial Reporting Standards”.

b)	Employee Benefits - Severance accrual has been written-off since such liability does not meet the requirement required by the accounting standard IAS 19 “Employee Benefits”.

c)	Stockholders’ equity – The adjustment that will be recognized at the transition date will be accounted for against retained earnings.

d)	Inflation effects - According to IAS 29 “Financial Reporting in Hyperinflationary Economies”, accumulated inflation effects recognized in periods that do not qualify as hyperinflationary in accordance with IFRS will be eliminated from the equity accounts against retained earnings, such as capital stock, additional paid-in-capital, and reserve for repurchase of shares.

e)	Deferred Income Tax - Deferred income taxes were accounted for the adjustments that were initially recognized in the financial statements caption at the transition date to IFRS.

f)	Business combination - The Company has taken the option provided by IFRS 1, thus will not apply IFRS 3 retrospectively to past business combinations that occurred before the date of transition to IFRS.

Best estimated information regarding the significant changes in captions of the Company’s financial statements impacted by the IFRS adoption at January 1, 2011 (transition date) are listed below. The Company is in the process to determine the significant changes in main captions of the financial statement at December 31, 2011 as they are currently obtaining all complementary information to determine the final effects at such date, however, the Company estimates that such effects will not change significantly:

January 1, 2011	note	MEX FRS	Adjustment at transition date	IFRS
ASSETS
Current assets		$9,537,718	$-	$9,537,718
Property, plant and equipment, net	a	10,544,031	(403,563)	10,140,468
Other non current assets		1,116,019	-	1,116,019
Total assets		$21,197,768	$(403,563)	$20,794,205

LIABILITIES
Current liabilities		$2,166,754	$-	$2,166,754
Long term debt		507,053	-	507,053
Labor obligations	b	126,457	(69,359)	57,098
Deferred income tax	e	2,029,150	(71,732)	1,957,418
Total liabilities		$4,829,414	$(141,091)	$4,688,323

STOCKHOLDERS’ EQUITY
Capital Stock	d	$2,294,927	$(902,051)	$1,392,876
Additional paid- in capital	d	744,753	(286,244)	458,509
Retained earnings	c,d	13,122,387	987,031	14,109,418
Other equity captions	d	206,287	(61,208)	145,079
Total stockholders’ equity		$16,368,354	$(262,472)	$16,105,882

ii)	Short-term debt payment

On January 25, 2012, the Company paid the debt of $200,000 mentioned in note 12a.

iii)	Stockholders meeting

At the stockholders meeting held on April 25, 2012 the stockholders approved, among others:

a-	Ratification of the membership of Board of Directors.

b-	Dividend decree of $0.50 per share in nominal pesos.

(23)	Differences between Mexican Financial Reporting Standards and United States Generally Accepted Accounting Principles

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

Business Combination

OK Industries acquisition

Bachoco applies the purchase method as the sole recognition alternative for a business combination by allocating the purchase price to all assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date.

As it is mentioned in note 1 “Significant transaction”, to the consolidated financial statements, on November 1, 2011 the Company acquired 100% percent of the voting stock of OK Industries, Inc., the aggregate purchase price that was paid in cash, amounted to 93,400 thousand USD.

As of December 31, 2011 Bachoco was in the process of allocating the fair values to the assets acquired and liabities asumed. The consolidated financial statements of Bachoco include the balance sheet of OK Industries, Inc., as of December 31, 2011, based on the best estimate of its net asset’s fair value as of the acquisition date, and its results of operations for the two-month period ended December 31, 2011. The fair values of these net assets acquired were determined using the cost and market approaches. The following summarizes the difference between the purchase price and the fair value of the identifiable net assets acquired at the purchase date:

Allocated to:	US GAAP US dollars	USGAAP pesos

Cash and cash equivalents	$21	$288
Accounts receivable	25,051	340,443
Inventories	69,869	949,518
Refundable income taxes	894	12,155
Other current assets	2,234	30,358
Property, plant and equipment	124,649	1,693,980
Investment in life insurance contracts	2,539	34,505
Investment in unconsolidated entity	2,722	36,993
Other long-term receivable	6,024	81,866
Total assets acquired	234,003	3,180,106

Accounts payable	(14,985)	(203,631)
Other current liabilities	(13,303)	(180,773)
Deferred compensation liability	(412)	(5,597)
Deferred income taxes	(38,206)	(519,189)
Total liabilities assumed	(66,906)	(909,190)

Noncontrolling interest in consolidated entity	(516)	(7,025)

Net assets acquired	166,581	2,263,891
Less cost to acquire	93,400	1,269,306

Gain on bargain purchase	$73,181	$994,585

Under MexFRS B-7 “Business acquisitions”, if the fair value of net assets acquired exceeds the aggregate purchase price amount (bargain purchase), then the fair value of the net assets value shall be adjusted up to the purchase price amount as it is considered the fair value of the transaction between two independent parties in a free market.

Adjustment to the fair value of the net assets acquired should be applied by reducing the fair value of certain assets until exhausting its value in the following order: a) firstly, intangible assets, b) then, long-term monetary assets as property, plant and equipment, and c) finally, any other long-term assets as permanent investments. Once the fair value of such asset is exhausted the remaining amount, if any, should be recognized as a gain on bargain purchase in the income statement on the acquisition date.

In accordance with the provision of MexFRS B-7, the Company reduced the fair value of the property, plant and equipment and the related deferred income taxes up to the amount of the gain on bargain purchase ($994,585 (73,181 thousand USD)).

For U.S. GAAP purposes, ASC Topic 805, Business Combinations, mentions that occasionally, an acquirer will make a bargain purchase, which is a business combination in which the fair value of the net assets acquired exceeds the aggregate purchase price amount. If that excess remains after the acquirer, reassess whether it has correctly identified and determined the fair value of all assets acquired, and liabilities assumed, any non-controlling interest in the acquired entity, any previously held equity interest in the acquired entity, and the consideration transferred, then the acquirer shall recognize the resulting gain in earnings on the acquisition date. The gain shall be attributed to the acquirer. Therefore, for U.S. GAAP purposes, the Company recognized in earnings the amount of $994,585 (73,181 thousand USD) as a gain on bargain purchase.

For U.S. GAAP purposes, the Company recognized in the 2011 income statements, a depreciation expense of $18,546 and a deferred tax benefit of $7,000 related to the depreciation of the fair values assigned to property, plant and equipment that come from OK Industries, Inc. acquisition.

Moreover, an additional amount of $27,535 related to translation effect of foreign subsidiary (OK Industries, Inc.) was recognized for U.S. GAAP purposes in other comprehensive income, to reach a total amount of $63,171 related to such translation effect of foreign subsidiary ($35,636 recognized under Mex FRS)

In addition, Accounting Standards Update (ASU) 2010-29 “Business Combination (Topic 805) Disclosures of Supplementary Pro Forma Information for Business Combinations,” requests to public entities that presents comparative financial statements to disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had been as of the beginning of the comparable prior annual reporting period. ASU also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination. This unaudited disclosure is shown as follow:

	Combined Figures
	Thousands USD	Thousands USD
	Jan 1, through December 31, 2010 (Unaudited)	Jan 1, through December 31, 2011 (Unaudited)
Results of operations:
Net Sales	$2,382,735	$2,605,050
Operating income	128,941	214,707
Net income	58,916	157,939

No proforma adjustments were deemed necessary by the Company.

Effects of inflation

MexFRS B-10 “Effects of inflation" (applicable for years beginning on or after January 1, 2008), supersedes Bulletin B-10 of MexFRS "Recognition of the effects of inflation on the financial information", and its fifth amendment documents as well as the related circulars and Mexican Interpretation of Financial Reporting Standards. The main consideration established by this MexFRS is the recognition of the effects of inflation when an entity operates in an inflationary economic environment (defined as when cumulative inflation over the immediately preceding three year period is equal to or greater than 26%) applicable as from January 1, 2008. Therefore, the last restatement factor applied to financial statements for the year ended December 2007 was 1.0376, which corresponds to the annual rate of inflation from December 31, 2006 to December 31, 2007, based on the Mexican National Consumer Price Index (NCPI) published by Banco de Mexico.

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

At December 31, 2009, 2010 and 2011, restricted cash amounting to $8,270, $8,899, and $1,641 respectively, are being reclassified for U.S. GAAP purposes from the line-item “cash and cash equivalents” to “restricted cash”, within investing activities, since such restricted cash does not meet the definition of cash equivalents according to FASB ASC Topic 230 Statement of cash flows (SFAS 95 Statement of cash flows).

Consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as presented as follows:

Cash Flow Information	Years ended December 31,
	2009	2010	2011
OPERATING ACTIVITIES:
Net income under U.S. GAAP	$798,440	$1,977,951	$1,180,685
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	667,354	697,364	749,334
Bargain purchase	-	-	(994,585)
Deferred income tax	291,459	50,949	(155,502)
Unrealized loss (gain) on derivative financial instruments	(785,398)	(1,625)	2,689
Foreign exchange loss on loans	-	-	34,500
Loss on sale of property, plant and equipment	88,186	148,571	46,671
Labor obligations, net period cost	46,682	42,865	43,427
	1,106,723	2,916,075	907,219
Changes in assets and liabilities:
Accounts receivable	$(44,359)	$(60,654)	$(199,177)
Inventories and biological assets	274,541	(945)	(877,238)
Prepaid expenses and other accounts receivable	(934)	16,265	(67,166)
Accounts payable	2,058	(81,696)	565,424
Related parties payable	17,277	(6,740)	17,670
Other taxes payable and other accruals	109,168	(44,048)	(242,673)
Labor obligations, net	(40,452)	(18,749)	(35,201)
Cash flows provided by (used in) operating activities to next page	$1,424,022	$2,719,508	$68,858

	Years ended December 31,
	2009	2010	2011
Cash flows provided by (used in) operating activities from previous page	$1,424,022	$2,719,508	$68,858
INVESTING ACTIVITIES:
Acquisition of property, plant and Equipment	$(988,250)	$(560,586)	$(849,334)
Proceeds from sale of property, plant and Equipment	16,541	42,179	83,946
Restricted cash	215,651	(629)	7,258
Investment securities	316,162	(57,507)	(201,373)
Business acquisition	-	-	(1,326,741)
Other assets	(650)	(1,497)	(4,589)
Cash flows used in investing activities	$(440,546)	$(578,040)	$(2,290,833)

FINANCING ACTIVITIES:
Proceeds from issuance of notes payable to Banks	$1,044,611	$778,955	$1,930,541
Repayment of long-term debt and notes payable	(706,668)	(1,095,870)	(774,598)
Cash dividends paid	(250,045)	(250,082)	(299,926)
Dividends paid to non-controlling interest	(1,035)	(1,186)	(912)
Additional paid-in capital	1,079	(5,167)	(209)
Cash flows provided by (used in) financing activities	87,942	(573,350)	854,896
Translation effect of foreign subsidiary	-	-	32,124
Net increase (decrease) in cash and equivalents	1,071,418	1,568,118	(1,334,955)
Cash and cash equivalents at beginning of year	1,319,439	2,390,857	3,958,975
Cash and cash equivalents at end of year	$2,390,857	$3,958,975	$2,624,020

Supplemental disclosure of cash flows information:

	Years ended December 31,
	2009	2010	2011
Interest paid during the year	$(90,192)	$(73,519)	$(60,809)
Payment of valuation effects of financial instruments	177,740	-	-
Income taxes paid during the year	$(107,158)	$(495,846)	$(121,982)

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

In accordance with U.S. GAAP, under FASB ASC 905 Topic “Agriculture”, sub-topic 330 Inventory biological assets and agricultural products are to be valued at cost. Accordingly, the reconciliation between MexFRS and U.S. GAAP income for 2009, 2010 and 2011 includes a reversal of the unrealized gain (loss) on valuation of biological assets and agricultural products at fair value, which shows an increases of $7,214 and increases of $32,016 and a decrease of ($2,558), respectively.

Capitalized interest:

Under MexFRS D-6 starting January 1, 2007, capitalized interest is comprehensively measured in order to include: (i) the interest expense, plus (ii) any foreign exchange fluctuations, and less (iii) the related monetary position result, which was applicable until December 31, 2007, because of the adoption of the new MexFRS B-10 that came into effect on January 1, 2008. Although the Company adopted the policy of capitalizing the comprehensive result of financing on assets under construction, as a result of MexFRS D-6, during 2009, 2010 and 2011, there were no construction projects identified with interest expense related to debt, as described in Note 2j.

Under U.S. GAAP, interest expense incurred during the qualifying construction period must be considered as an additional cost of qualifying constructed assets to be capitalized in property, plant and equipment and depreciated over the lives of the related assets. The amount of the capitalized interest for U.S. GAAP purposes was determined by applying the weighted average interest rate of financing. During 2009, 2010 and 2011, there were no qualifying construction projects.

Deferred income tax and deferred employee statutory profit sharing:

Under MexFRS, the Company determines deferred income taxes in a manner similar to U.S. GAAP, using the asset and liability method, by applying the enacted statutory income tax rate. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss and tax credit carry forwards. The effect on deferred taxes of a change in tax rates is recognized in results of operations in the period that includes the enactment date. For MexFRS presentation purposes, deferred tax assets and liabilities are long-term items, while under U.S. GAAP, deferred tax assets and liabilities should be classified as short-term or long-term items depending on the nature of the caption that gives rise to such deferred tax assets and liabilities.

Under U.S. GAAP, as of December 31, 2010 and 2011, the long term deferred tax liability is $1,825,344 and $2,132,907 respectively. Short term deferred tax liability is $526,395 and $608,009 as of December 31, 2010 and 2011, respectively.

The deferred tax adjustment included in the net income and stockholders’ equity reconciliations includes the effect of deferred taxes on all U.S. GAAP adjustments reflected in the reconciliation from MexFRS to U.S. GAAP. Under U.S. GAAP, the Company recognizes a deferred tax liability associated with profits originated during the simplified regime that have not paid income tax previously, but would be subject to taxation upon future distributions under the Mexican tax law. Due to the accounting change under MexFRS in 2009, this concept generates a reconciling difference to U.S. GAAP. The deferred tax liability under this concept amounted $309,106 and $270,029 as of December 31, 2010 and 2011, respectively.

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

Under U.S. GAAP, FASB ASC Topic 712 “Compensation-Non retirement Post employment Benefits” required that a liability for certain termination benefits provided under an ongoing benefit arrangement such as statutorily mandated severance indemnities should be recognized in results of operations when the employers’ obligations relates to rendered services, the likelihood of future settlement is probable and the liability can be reasonably estimated. Therefore, as of December 31, 2009, 2010 and 2011, the amounts of past service cost amortized under MexFRS was $4,828, $4,828 and $4,667, respectively. Such amounts have been reversed for U.S. GAAP since these amounts had been already recognized in the results of operations under U.S. GAAP. These amounts were included in the U.S. GAAP reconciliation of net income and equity.

FASB ASC Topic 715 “Compensation-Retirement Benefits”

Under MexFRS D-3, companies must amortize transition obligations/benefits, over a maximum period of 5 years. This requirement has resulted in an increase in net periodic pension cost under MexFRS which is being reversed for US GAAP purposes.

FASB ASC Topic 715 “Compensation-Retirement Benefits”, requires companies to recognize the funded or unfunded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded or unfunded status in the year in which the changes occur through accumulated other comprehensive income to the extent those changes are included in the net periodic cost. The funded status reported on the balance sheet as of December 31, 2009, 2010 and 2011 under FASB ASC Topic 715 “Compensation-Retirement Benefits” was measured as the difference between the fair value of plan assets and the projected benefit obligation on a plan-by-plan basis.

The components of the plan funded status that is reflected in the consolidated balance sheets as of December 31, 2010 and 2011 are as follows:

	2010
	Pension plan	Seniority premium	Severance	Total
Projected benefit obligation	$229,609	83,871	$57,286	$370,766
Market value of plan assets	(256,382)	-	-	(256,382)
(Funded) unfunded defined benefit plan (asset) liability	$(26,773)	83,871	$57,286	$114,384

	2011
	Pension plan	Seniority premium	Severance	Total
Projected benefit obligation	$203,164	76,382	$61,025	$340,571
Market value of plan assets	(250,855)	-	-	(250,855)
(Funded) unfunded defined benefit plan (asset) liability	$(47,691)	76,382	$61,025	$89,716

The asset allocations of the Company’s pension benefits as of December 31, 2010 and 2011 measurement dates were as follows:

	Pension benefits (Level 2)
Asset category:	2010	2011
Debt securities	$256,382	$250,855
Total	$256,382	$250,855

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

The Company performs its annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. In 2009, 2010 and 2011, no triggering events occurred and the annual impairment test did not reflect any impairment concern.

Reporting comprehensive income:

For U.S. GAAP reconciliation purposes, the Company has adopted the FASB ASC Topic 220 “Comprehensive Income”, which establishes rules for reporting and disclosure of comprehensive income and its components. Comprehensive income consists of current year net (loss) income plus (less) the change in stockholders’ equity resulting from transactions and other events and circumstances from non-owner sources. For the 2009, 2010 and 2011 fiscal years the components of comprehensive income are the net income, and labor obligation under FASB ASC Topic 715 “Compensation-Retirement Benefits” net of taxes. In addition, for the 2011 fiscal year there is a translation effect of foreign subsidiary as part of the comprehensive income. Comprehensive income effects and amounts under US GAAP are disclosed in the consolidated statements of stockholder´s equity in accordance with US GAAP.

Impairment of long-lived assets:

Under US GAAP, an impairment test on long-lived assets requires a two-step process to determine the amount of any impairment loss to be recognized when events and circumstances indicated that the carrying amount may not be recoverable. The first step of this test requires the determination of whether the carrying amount of the long-lived asset is recoverable through the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). The second step requires the determination of the amount of impairment loss to be recognized by comparing the carrying amount of the asset (asset group) to its fair value. Mexican FRS does not require a two-step impairment evaluation process for long-lived assets but rather, a direct comparison is made between the recoverable amount (higher of value in use and fair value less cost to sale) and carrying value. Since there were no impairment indicators or triggering events, no impairment losses on long-lived assets have been recorded in 2009, 2010 and 2011.

Valuation and Qualifying accounts:

Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Write-off’s for 2009, 2010 and 2011 were as follows:

		Balance at beginning of period	Business Acquisition (OK Industries)	Charged to cost and expenses	Deductions	Balance at end of period
Allowance for doubtful accounts	2011	$32,990	$699	$15,298	$(10,450)	$38,537
	2010	$29,801	$-	$18,743	$(15,554)	$32,990
	2009	$28,320	$-	$12,647	$(11,166)	$29,801

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

Relative to grain usage, the Company enters into derivative contracts designated to hedge firm commitments not recognized as assets or liabilities in the balance sheet (fair value hedges). However, derivatives not designated under a hedging relationship or those do not qualify under strict hedge accounting criteria, are accounted for as trading instruments with changes in fair value recorded in earnings each period. As of November 1st, 2011, the Company acquired OK Industries Inc., and with this acquisition the Company acquired open positions on grain options listed in CBOT (Chicago Board of Trade). The changes in the fair value of these instruments have been also recorded in earnings each period since that date.

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

During 2011, the Company took long positions in 6,767 put option contracts on corn futures listed in the CBOT (each conveys 5,000 bushels), which gave the right to the Company for selling 859,477 metric tons at certain strike price 5,493 of these put option contracts reached their maturity during 2011 and provided to the Company a realized gain at correspondent expirations of $1.9 millions of dollars which was recognized in current earnings into cost of goods sold.

Derivative Financial Instruments and Risk Hedging Activities:

As of December 31, 2011 and 2010, the Company used commodity derivatives to manage its exposure to commodity prices, and foreign exchange rate derivatives. The Company does not enter into derivative instruments for any purpose other than hedging its exposure to these commodity prices and foreign currency exchange rate fluctuations, however, derivatives that did not qualify for hedge accounting were accounted as trading instruments. By the end of 2008 and amended in 2010, the Company did establish a Corporate Policy associated to the use of foreign exchange derivatives, where instruments entered in the amount of up to 30 Million USD are approved by the Risk Committee, while entering into an amount higher than this amount does require Board’s approval.

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

As of December 31, 2011 and 2010, the Company has periodically entered into grain futures and options on futures (F&O) contracts traded at the CBOT through New Edge, and Jefferies Bache a F&O brokers on behalf of the Company, to economically hedge a portion of its anticipated purchases of grains, against the risk associated with fluctuations in market prices. These F&O contracts were not designated as hedges; thus, changes in fair value were recognized directly in earnings each period.

Also, the Company has entered into options on futures of corn, as to hedge the downward changes in the prices of grains, corn and sorghum, when the pricing of these are fixed through firm commitments, based on a Mexican Government sponsored program named “Agricultura por Contrato” managed by ASERCA (Apoyos y Servicios a la Comercialización Agropecuaria), a governmental entity ascribed to Mexico’s Secretary of Farming and Agriculture (SAGARPA, Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación). This program basically represents a subsidy to the Company, through which, a commodities-related price hedging program scheme is offered to both farmers and agro-business entities such as the Company. The ASERCA program had two participating modalities: during 2011 for which the Company applied (i) 10% of the payment of the option’s premium and 100% of the benefit with a 60% discount on the amount of the initial premium, or (ii) 50% of the payment of the option’s premium, and 100% of the benefit in the payment of the premium of the bought options with a 38% discount on the amount of the initial premium.

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

As of December 31, 2010 and 2011, the Company had entered into foreign currency exchange rate derivatives, traded with the following financial institutions as of December 31, 2010: UBS Group and Santander (México) and as of December 31, 2011: UBS Group Morgan Stanley and Morgan Stanley, S. A. These structured derivatives were not designated in a hedging relationship, hence changes in the fair value for these instruments were recognized in earnings each period. Likewise, the Company entered into over-the-counter (OTC) grain derivatives with Cargill Incorporated and exchange traded derivatives through, New Edge and Jefferies Bache which were not designated as hedges and consequently, the changes in their fair values were also recognized in earnings each period.

As of December 31, 2010 and 2011, the Company had not established any current hedging relationship under the cash flow hedge model; hence there is no derivatives effect in other comprehensive income as of these dates.

Fair Value Measurements and the Fair Value Option of Financial Instruments:

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

When feasible, the Company uses quoted market prices to determine fair values. Where quoted market prices are not available, the fair value is internally derived based upon valuation methodologies with respect to the amount and timing of future cash flows and estimated discount rates adjusted for both counterparty and entity’s own risk. However, considerable judgment is required in interpreting market data to develop estimates of fair value, so the estimates including both counterparty and entity’s own risk adjustment are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange, but those are proxy estimates. The effect of using different market assumptions or estimation methodologies could be material to the estimated fair values. Fair value information presented herein is based on information available as of December 31, 2010 and 2011. Fair values vary from period to period based on changes in a wide range of risk factors, including interest rates, credit quality, and market perceptions of value and as existing assets and liabilities run off and new transactions are entered into.

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

Investment securities: The Company classifies its investment securities depending on the purpose for which the securities were acquired, its holding period objective and the Company’s ability to hold them until maturity as either: (i) trading, (ii) held-to-maturity or (iii) available for sale. Trading securities and available for sale securities are recognized at fair value, determined by using quoted market prices multiplied by the quantity held when quoted market prices are available. Held-to-maturity securities are reported at amortized cost.

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

	2010		2011
	Carrying amount	Fair value	Carrying amount	Fair value
Cash	$513,076	$513,076	$472,318	$472,318
Investment Securities	3,655,247	3,655,247	2,565,661	2,565,661

Short term debt	(139,867)	(163,405)	(1,452,993)	(1,477,537)
Long term debt	(507,053)	(466,930)	(384,370)	(363,146)

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

The hierarchy requires the use of observable market data when available. In the case of investment securities, the instruments are classified in Level 2. The CBOT derivatives (counterparties New Edge and Jefferies Bache) are classified in Level 1. Currency options and OTC grain derivatives (Cargill and ASERCA) are classified in Level 2.

The following fair value hierarchy table presents assets and liabilities that are measured at fair value on a recurring basis at December 31, 2010 and 2011 (including only items that are required to be measured at fair value, items for which the fair value option has be elected, are not presented due that the Company did not elect the Fair Value Option):

At December 31, 2010	Total asset/ liabilities at Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:

Trading Securities	$3,655,247	-	3,655,247	-
Derivative instruments	3,841	3,573	268	-

Total	$3,659,088	3,573	3,655,515	-

Liabilities:
Derivative instruments	$(568)	(282)	(286)	-

At December 31, 2011	Total asset/ liabilities at Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:

Trading Securities	$2,565,661	-	2,565,661	-
Derivative instruments	10,975	760	10,216	-

Total	$2,576,636	760	2,575,877	-

Liabilities:

Derivative instruments	(768)	(768)	-	-

Total	$(768)	(768)	-	-

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

Income taxes

a) Tax rate reconciliation:

Until December 31, 2010, all income before income tax and related income tax expense (benefit) are from Mexican sources. As it is mentioned in note 1 “Significant transaction” to the consolidated financial statements, on November 1, 2011 the Company acquired 100% of the voting stock of OK Industries Inc., entity located in the United States of America.

Pre-tax income from domestic and foreign operations is comprised as follow:

	2009	2010	2011

Pre-tax income from domestic operations	$1,193,751	2,524,746	122,283
Pre-tax income from foreign operations	-	-	972,486
Total	$1,193,751	2,524,746	1,094,769

Income tax (IT) expense (benefit) attributable to income before income tax differed from the amounts computed by applying the Mexican statutory rate of 19% for 2009 and 21% for 2010 and 2011, respectively, to income before income tax, as a result of the items shown in the following page:

F-105

	2009	2010	2011

Computed “expected” tax (benefit) expense	$226,813	530,197	229,902
Increase (decrease) in income taxes resulting from:
Effects of inflation, net	(50,596)	(66,504)	(71,189)
Non-deductible expenses	4,538	8,032	3,411
Adjustment to deferred tax assets and liabilities for enacted changes in tax laws and rates	192,614	-	-
Effect of companies outside simplified regime	38,163	31,661	210,009
Change in the valuation , allowance of deferred tax assets	8,130	17,164	(32,312)
(Reversal) addition of deferred tax liability related to simplified regime	(9,273)	34,153	(39,077)
Gain resulting from Bargain Purchase	-	-	(385,799)
Other, net	(15,078)	(7,908)	(861)

IT expense (benefit)	$395,311	546,795	(85,916)

Income tax expense (benefit) for the years ended December 31, 2009, 2010, 2011 is comprised as follows:

	2009	2010	2011

Current tax	$103,853	$495,846	$69,586
Deferred tax	291,458	50,949	(155,502)

	$395,311	$546,795	$(85,916)

Deferred tax benefit for the year ended December 31, 2011, includes an amount of ($123,723) related to the benefit of tax loss carryforwards.

b)     Deferred income tax-

Based on the financial projections of taxable income, the Company estimated that it will pay income tax (IT) in future years; therefore, deferred income tax effects as of December 31, 2010 and 2011 have been accounted for reflecting the IT basis.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2010 and 2011, are presented below:

	2010	2011
Deferred tax assets:
Accounts payable	$493,645	649,678
Labor obligations	29,785	42,949
ESPS payable	11,311	9,002
Effects on derivative financial instruments	1,635	-
Others	1,006	-
Recoverable AT	4,859	5,044
Tax loss carryforwards	17,698	141,421
Total gross deferred tax assets	559,939	848,094

Less valuation allowance	53,309	20,997
Net deferred tax assets	506,630	827,097

Deferred tax liabilities:
Inventories	827,540	1,040,562
Accounts receivable	190,082	204,213
Property, plant and equipment, net	1,515,271	2,031,296
Other deductions	16,370	20,211
Effects on derivative financial instruments	-	1,702
Additional deferred income tax liability related to simplified regime	309,106	270,029

Total deferred tax liabilities	2,858,369	3,568,013

Net deferred tax liability	$2,351,739	2,740,916

The valuation allowance for deferred tax assets as of January 1, 2010 and 2011 amounted to $36,145 and $53,309 respectively. The net change in the total valuation allowance for the years ended December 31, 2010 and 2011, was an increase of $17,164 and a decrease of $(32,312), respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The valuation allowance at December 31, 2011 is related to cover asset tax, and part of labor obligations that, in the judgment of management, are not more likely that not to be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Taxable income of the Company on a consolidated basis for the year ended December 31, 2011 was $1,094,770. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2011. The amount of the deferred tax asset considered realizable, however, could be reduced in the near future if estimates of future taxable income during the carryforward period are reduced.

The Company has not accounted for deferred income taxes on the temporary differences resulting from investments in subsidiaries since it meets the criteria provided by ASC 740 “Income taxes” (Accounting Principles Board Opinion 23 (APB 23)). The Company considers these investments to be indefinitely held. A deferred tax liability will be recognized once the Company expects to dispose such investments, and as long as the sale price is higher than the tax cost of such investments. The taxable temporary difference related to such investments amounts approximately to $1,044,000, and it is no practicable to compute the unrecognized deferred tax liability.

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

For the years ended December 31, 2009, 2010 and 2011, the Company did not have any unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. The income tax returns of the Company and its Mexican subsidiaries remain subject to examination by the Mexican tax authorities for the tax years beginning in 2007. In regards to the US subsidiaries the income tax returns for the tax years beginning in 2007 remain subject to examination by the US tax authorities.

Business and credit concentrations:

The Company’s products are sold to a large number of customers without significant concentration with any of them; likewise, there is no significant supplier concentration.

Summary of adjustments to reconcile MexFRS and U.S. GAAP:

The following is a summary of net income adjusted to take into account certain material differences between MexFRS and U.S. GAAP:

	Years ended December 31,
	2009	2010	2011
Net income as reported under MexFRS	$809,045	$1,986,326	$159,138
Adjustments to reconcile net income to U.S. GAAP:
Biological assets and agricultural products valuation at fair value	7,214	32,016	(2,558)
Depreciation of capitalized interest	(4,724)	(4,724)	(4,724)
Severance cost	4,828	4,828	4,667
Pensions plan and Seniority Premium	2,882	2,885	2,738
Bargain purchase	-	-	994,585
Deferred income tax on US GAAP adjustments	1,774	(9,227)	6,308
Fair value credit valuation adjustment effect	(31,852)	-	-
Additional deferred income tax liability related to simplified regime	9,273	(34,153)	39,077
Depreciation of fair values of property, plant and equipment of OK Industries, Inc.	-	-	(18,546)
Less: non-controlling interest income	(11,445)	(2,976)	(2,097)
Net controlling interest income under U.S. GAAP	$786,995	$1,974,975	$1,178,588
Other comprehensive income, net of tax	4,469	3,910	86,198
Comprehensive income	791,464	1,978,885	1,264,786
Weighted average number of shares outstanding (thousands)	600,000	600,000	600,000
Net income per basic and diluted share	$1.31	$3.29	$2.11

Classification differences:

There are certain other classification differences between MexFRS and U.S. GAAP, which are as follows:

-	Effective beginning January 1, 2011, with retrospective application; under Mex FRS, advances for purchase of inventories (current assets) or property, plant and equipment and intangible assets (non-current assets), among others, must be reported under prepayments provided the benefits and risks inherent in the assets to be acquired or the services to be received have not yet been transferred to the entity. Furthermore, prepaid expenses must be reported based on the nature of the item to be acquired, either under current assets or non-current assets. Under US GAAP, advances for purchase of inventory, or property plant and equipment are still recorded as inventory or property plant and equipment, respectively.

-	Employee statutory profit sharing expenses are classified as other expenses under MexFRS and as selling, general and administrative expenses under U.S. GAAP.

-	Tax incentives for 2009 are presented as other income under MexFRS and as a reduction of selling, general and administrative expenses under U.S. GAAP. There were no tax incentives in 2010 and 2011

The reconciliation of the controlling interest between MexFRS and U.S. GAAP is as follows:

	Years ended December 31
	2010	2011
Controlling interest' equity as reported under MexFRS	$16,316,355	$16,208,897
Adjustments to reconcile controlling interest’ equity to U.S. GAAP:

Biological assets and agricultural products valuation at fair value	(72,512)	(75,070)
Accumulated differences between the financing cost capitalized for MexFRS and U.S. GAAP purposes	94,481	94,481
Accumulated depreciation on capitalized interest	(33,726)	(38,450)
Severance cost	(8,714)	(4,048)
Pension plan and Seniority Premium	20,787	56,421
Reversal of accumulated amortization of goodwill	58,716	58,716
Deferred income taxes on U.S. GAAP adjustments	(13,483)	(17,044)
Additional deferred income tax liability related to simplified regime	(309,106)	(270,029)
Translation effect of foreign subsidiary	-	27,536
Depreciation of fair value of property, plant and equipment of OK Industries, Inc.	-	(18,546)
Bargain purchase	-	994,585

Controlling interest’ equity as reported under U.S. GAAP	$16,052,798	$17,017,449

The effects of the above adjustments do not have any impact on non-controlling interest.

The consolidated statements of stockholders’ equity in accordance with U.S. GAAP is as follows:

	Capital stock	Additional Paid in- capital	Reserve for repurchase of shares	Retained earnings	Accumulated other comprehensive income	Comprehensive income	Total controlling interest equity	Non- controlling interest	Total stockholders´ equity

Balance at December 31, 2008	$2,294,927	$743,674	$159,455	$10,585,770	$2,838	$-	$13,786,664	$39,799	$13,826,463
Cash dividends paid	-	-	-	(250,045)	-	-	(250,045)	-	(250,045)
Cash dividends paid to non-controlling interest	-	-	-	-	-	-	-	(1,035)	(1,035)
Comprehensive income:
Net income for the year	-	-	-	786,995	-	786,995	786,995	11,445	798,440
Components of other comprehensive income:
Labor obligations under FASB ASC Topic 715 effect	-	-	-	-	-	4,469	-	-	-
Other comprehensive income, net of taxes	-	-	-	-	4,469	4,469	4,469	-	4,469
Repurchase of shares	-	1,079	-	-	-	-	1,079	-	1,079
Comprehensive income	-	-	-	-	-	791,464	-	-	-
Balance at December 31, 2009	$2,294,927	$744,753	$159,455	$11,122,720	$7,307	$-	$14,329,162	$50,209	$14,379,371

	Capital stock	Additional Paid in- capital	Reserve for repurchase of shares	Retained earnings	Accumulated other comprehensive income	Comprehensive income	Total controlling interest equity	Non- controlling interest	Total stockholders´ equity

Balance at December 31, 2009	$2,294,927	$744,753	$159,455	$11,122,720	$7,307	$-	$14,329,162	$50,209	$14,379,371
Cash dividends paid	-	-	-	(250,082)		-	(250,082)	-	(250,082)
Cash dividends paid to non-controlling interest	-	-	-	-	-	-	-	(1,186)	(1,186)
Comprehensive income:
Net income for the year	-	-	-	1,974,975	-	1,974,975	1,974,975	2,976	1,977,951
Components of other comprehensive income:
Labor obligations under FASB ASC Topic 715 effect	-	-	-	-	-	3,910	-	-	-
Other comprehensive income, net of taxes	-	-	-	-	3,910	3,910	3,910	-	3,910
Repurchase of shares	-	-	(5,167)	-	-	-	(5,167)	-	(5,167)
Comprehensive income	-	-	-	-	-	1,978,885	-	-	-
Balance at December 31, 2010	2,294,927	$744,753	$154,288	$12,847,613	$11,217	$-	$16,052,798	$51,999	$16,104,797

	Capital stock	Additional Paid in- capital	Reserve for repurchase of shares	Retained earnings	Accumulated other comprehensive income	Comprehensive income	Total controlling interest equity	Non- controlling interest	Total stockholders´ equity

Balance at December 31, 2010	2,294,927	$744,753	$154,288	$12,847,613	$11,217	$-	$16,052,798	$51,999	$16,104,797
Cash Dividends paid	-	-	-	(299,926)	-	-	(299,926)	-	(299,926)
Cash dividends paid to non-controlling interest	-	-	-		-	-	-	(912)	(912)
Comprehensive income:	-	-	-		-
Net income for the year	-	-	-	1,178,588	-	1,178,588	1,178,588	2,097	1,180,685
Components of other comprehensive income:
Translation effect of foreign subsidiary	-	-	-	-	-	63,171	63,171	-	63,171
Labor obligations under FASB ASC Topic 715 effect, net of tax effect of $9,869	-	-	-	-	-	23,027	23,027	-	23,027
Other comprehensive loss, net of taxes	-	-	-	-	86,198	86,198		-
Repurchase of shares	-	-	(209)	-	-	-	(209)	-	(209)
Comprehensive income	-	-	-	-	-	1,264,786	-	-
Non-controlling interest acquired	-	-	-	-	-	-	-	7,025	7,025
Balance at December 31, 2011	2,294,927	$744,753	$154,079	$13,726,275	$97,415	$-	$17,017,449	$60,209	$17,077,658

(Continued)

