Form 20-F
period 2012-03-31
Industrias Bachoco S.A.B. de C.V.
filed 2013-04-30
CIK 1044896

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Yes ☒      No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting	Other ☐
Standards as issued by the International
Accounting Standards Board ☒

If “Other has been checked in response to the previous question, indicate by check mark which financial statements item the registrant has elected to follow:

Item 17 ☐      Item 18 ☐

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

Yes ☐      No ☐

ii

iii

Introduction

Industrias Bachoco, S.A.B. de C.V. is a holding company with no operations other than holding the stock of its subsidiaries. Our two main subsidiaries are Bachoco, S.A. de C.V. (“BSACV”), located in Mexico, and Bachoco USA, LLC, located in the United States (or U.S.). Bachoco USA, LLC is a subsidiary we formed on March 2, 2012 to serve as the holding company for O.K. Industries, Inc., the American poultry company we acquired in November 2011.

References herein to “Bachoco,” “we,” “us,” “our,” “its” or the “Company” are, unless the context requires otherwise, to Industrias Bachoco, S.A.B. de C.V. and its consolidated subsidiaries as a whole.

Additionally, references herein to “OK Industries” or “OK Foods” are, unless the context requires otherwise, to Bachoco, USA LLC and its consolidated subsidiaries as a whole.

We are incorporated under the laws of the United Mexican States (“Mexico”), but we have operations in both Mexico and the United States. Our principal executive offices are located in Mexico at Avenida Tecnologico No. 401, Ciudad Industrial, zip code 38010, Celaya, State of Guanajuato, Mexico, and our telephone number is +52 (461) 618 3555.

Presentation of Information

Currency

Except as otherwise indicated, all data in the financial statements included below in Item 18 (which together with the attached notes constitute our “Audited Consolidated Financial Statements”) and the selected financial information included throughout this Form 20-F (this “Annual Report”) have been presented in millions of nominal pesos unless otherwise indicated. References herein to “pesos” or “Ps.” are to the lawful currency of Mexico.

References herein to “dollars”, “U.S. dollars”, “U.S.$” or “$” are to the lawful currency of the United States of America, except that "$" is also used for pesos in the Audited Consolidated Financial Statements.

This Annual Report contains translations of certain peso amounts into dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such dollar amounts have been translated from pesos at an exchange rate of Ps 12.87 to $1.00 dollar, the exchange rate on December 31, 2012, according to the Banco de Mexico (or the “Central Bank”).

Accounting Practices

In January 2009, the Comision Nacional Bancaria y de Valores (Mexican Banking and Securities Commission or “CNBV”) published certain amendments to the Rules for Public Companies and other participants in the Mexican Securities Market that require public companies to report financial information in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective as of January 1, 2012.

Following these amendments, on January 1, 2012, we adopted IFRS, meeting the CNBV requirements. At the same time, our financial statements as of and for the fiscal year ended December 31, 2011, and the opening balance as of Janua ry 1, 2011, were converted from Mexican Financial Reporting Standards (MFRS) to IFRS to make them comparable to our financial statements for fiscal year 2012.

Our Audited Consolidated Financial Statements included elsewhere in this Annual Report have been prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Bachoco prepared its opening statement of financial position under IFRS as of January 1, 2011, following the guidance set forth by IFRS 1, First time adoption (“IFRS 1”). The options selected by Bachoco in the migration to IFRS and the effects on its opening statement of financial position as of January 1, 2011, according to IFRS 1, as well as the effects on its statement of financial position as of December 31, 2011, and its statements of comprehensive income for the year ended December 31, 2011, as compared to Bachoco’s previously reported amounts under MFRS, are described in note 33 to our Audited Consolidated Financial Statements included elsewhere in this annual report.

The rules and regulations of the Securities and Exchange Commission, or SEC, do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as published by the IASB) to reconcile such financial statements to U.S. GAAP. As such, while Industrias Bachoco, S.A.B. de C.V. has in the past reconciled its consolidated financial statements prepared in accordance with MFRS to U.S. GAAP, those reconciliations are no longer presented in Bachoco’s filings with the SEC.

Other References

Bachoco’s production volume is measured in “tons”, which term refers to metric tons of 1,000 kilograms, equal to 2,204.6 pounds; the term “billion” refers to one thousand million (1,000,000,000).

Non-GAAP Financial Measures

The body of generally accepted accounting principles is commonly referred to as “GAAP.” For this purpose, a non-GAAP financial measure is generally defined by the Securities and Exchange Commission (the “SEC”) as a numerical measure of a company’s historical or financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of comprehensive income, statement of financial position or statement of cash flows (or equivalent statements) of the company; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

The Company discloses in this Annual Report the so-called non-GAAP financial measures, EBITDA result, Adjusted EBITDA result, EBITDA margin, Adjusted EBITDA margin and Net debt. EBITDA result is defined as profit before income tax expense (benefit), comprehensive financial income (expense), net and depreciation and amortization. Adjusted EBITDA result is defined as profit before income tax expense (benefit), comprehensive financial income (expense), net, depreciation and amortization and other expense (income), net. EBITDA margin is defined as EBITDA result divided by total net revenues. Adjusted EBITDA margin is defined as Adjusted EBITDA result divided by total net revenues. Net debt is defined as long-term debt (including the current portion) minus cash and cash equivalents. The non-GAAP financial measures of EBITDA result, Adjusted EBITDA result, EBITDA margin and Adjusted EBITDA margin are not a substitute for the GAAP measure of net income. Rather, these measures are provided as additional information to complement the GAAP measure of net income by providing further understanding of the Company’s results of operations from management’s perspective. Additionally, the non-GAAP financial measure of Net debt is not a substitute for the GAAP measure of Total debt. Rather, this measure is provided as additional information to contemplate the GAAP measure of Total debt by providing further understanding of the Company’s debt obligations. Accordingly, they should not be considered in isolation nor as a substitute for an analysis of the Company’s financial performance, liquidity or debt obligations.

Company management believes that disclosure of these non-GAAP measures are an important supplemental measure of the Company’s operating performance and debt obligations because investors, financial analysts and other interested parties frequently use EBITDA, Adjusted EBITDA and Net debt in the evaluation of other companies in the same industry in which the Company operates.

Market Data

This Annual Report contains certain statistical information regarding the Mexican chicken, egg and balanced feed (or “feed”) markets. We have obtained this information from a variety of sources, including but not limited to; Union Nacional de Avicultores (the National Poultry Union or “UNA”), the Consejo Nacional de Fabricantes de Alimentos Balanceados y de la Nutricion Animal, A.C. (or “CONAFAB”), the U.S. Department of Agriculture (or “USDA”), and the Banco the Mexico, among others.

Other sources of statistical information used by the Company include Consejo Mexicano de Porcicultura (the Mexican Pork Council or “CMP”), Secretaria de Agricultura, Ganaderia, Desarrollo Rural, Pesca y Alimentos (“Ministry of Agriculture, Livestock, Rural Development, Fishing and Food” or “SAGARPA”), among others.

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

Forward-looking Statements

We may from time to time make written or oral forward-looking statements in our periodic reports to the SEC on Forms 20-F and 6-K, in our annual report to stockholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by one of our officers, directors or employees to analysts, institutional investors, representatives of the media and others.

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

The tables below present our key financial information for the fiscal years indicated. Except as otherwise indicated, the amounts are presented in millions of nominal pesos, except per share amounts, which are presented in pesos in accordance with IFRS.

INCOME STATEMENT DATA
In millions of pesos	As of December 31,
	2011		2012		In millions of U.S. dollars 2012
Net revenues	Ps.	27,735.0	Ps.	39,367.4	$3,058.8
Cost of sales		24,797.0		33,318.2	2,588.8
Gross profit		2,938.0		6,049.2	470.0
General, selling and administrative expenses		2,974.7		3,396.7	263.9
Other income (expenses), net		1,000.0		(23.8)	(1.9)
Operating income		963.2		2,628.8	204.3
Net finance income		177.6		165.0	12.8
Income tax		(38.6)		602.0	46.8
Controlling interest		1,177.3		2,184.6	155.3
Non-controlling interest		2.1		7.2	0.6
Profit for the year		1,179.4		2,191.8	170.3
Basic and diluted earnings per share(1)		1.96		3.65	0.28
Basic and diluted earnings per ADR(2)		23.52		43.80	3.40
Dividends per Share(3)		0.50		0.50	0.04
Weighted average Shares outstanding (thousands)		599,822		598,960	598,960
(1)	Net income per basic and diluted share has been computed based on the weighted average number of basic and diluted shares.
(2)	Each ADR represents twelve shares.
(3)	Dividends per share have been computed by dividing the total amount of dividends paid by the weighted average shares outstanding.

MARGINS	As of December 31,
	2011	2012
Gross margin	10.6%	15.4%
Operating margin	3.5%	6.7%
Margin for the year	4.3%	5.6%

STATEMENT OF FINANCIAL POSITION DATA
In millions of pesos	As of January 1,		As of December 31,
	2011		2011		2012		In millions of U.S. dollars 2012
Total assets	Ps.	21,197.8	Ps.	24,717.3	Ps.	28,040.2	$2,178.7
Cash and cash equivalents		3,967.9		2,625.7		4,179.5	324.7
Primary financial instruments		209.3		410.7		962.0	74.7
Total liabilities	Ps.	4,767.8	Ps.	7,337.5	Ps.	8,951.5	$695.5
Short-term debt(1)		139.9		1,453.0		1,197.1	93.0
Long-term debt		507.1		384.4		1,526.6	118.6
Total stockholders’ equity	Ps.	16,430.0	Ps.	17,379.8	Ps.	19,088.7	$1,483.2
Capital Stock		1,174.4		1,174.4		1,174.4	91.3

(1)	Includes notes payable to banks and current portion of long-term debt.

Other Indicators

The tables set below present key indicators for the fiscal years ended December 31, 2008 to 2012.

VOLUME SOLD BY BUSINESS LINE
	As of December 31,
	2008	2009	2010	2011	2012
Sales volume (thousands of tons):	1,411.2	1,418.4	1,473.3	1,606.3	1,861.6
Chicken	878.1	918.1	983.9	1,072.7	1,341.7
Eggs	143.6	143.4	141.9	133.2	143.5
Balanced feed	370.7	337.9	327.5	378.8	351.4
Other business lines	18.8	19.0	20.0	21.6	25.0

TOTAL EMPLOYEES
	As of December 31,
	2008	2009	2010	2011	2012
Total employees:	23,248	24,065	23,473	25,326	25,272
In Mexico	23,248	24,065	23,473	22,473	22,048
In the U.S.	0	0	0	2,853	3,224

Gross Domestic Product, Inflation Rate and CETES

The chart below includes Mexican gross domestic product (“GDP”) and Inflation Rate data from 2008 to 2012, and the average interest rates on 28-day Mexican treasury bills (“CETES”), as provided by the Central Bank.

GDP, INFLATION RATE AND CETES DATA

Year	GDP	Inflation Rate	CETES
2008	1.3%	6.50%	7.6%
2009	(6.5)%	3.57%	5.4%
2010	5.5%	4.40%	4.4%
2011	3.9%	3.82%	4.3%
2012	3.9%	3.57%	3.9%

On April 17, 2013, the 28 day CETES rate was 3.81%.

Exchange Rates

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

In 2012, the Mexican peso strengthened its position during the year as compared to the U.S. dollar, according to the U.S. Federal Reserve Bank, with the average peso-dollar exchange rate being Ps. 13.15 and appreciated with respect to the U.S. dollar by 7.1% at year-end (or 7.9% according with Banco de Mexico’ statistics).

The following table sets forth the high, low, average and year-end exchange rates for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York, for periods indicated:

EXCHANGE RATE

Yearly (last 5 years)	High		Low		Average (1)		Year-end
2008	Ps.	13.94	Ps.	9.92	Ps.	11.14	Ps.	13.83
2009		15.41		12.63		13.50		13.08
2010		13.19		12.16		12.62		12.38
2011		14.25		11.51		12.43		13.95
2012		14.37		12.63		13.15		12.96	(2)
Monthly (last 6 months)	High		Low		Average (1)		Year-end
October 2012	Ps.	13.09	Ps.	12.71	Ps.	12.90	Ps.	13.09
November 2012		13.25		12.92		13.06		12.92
December 2012		13.01		12.72		12.87		12.96	(2)
January 2013		12.79		12.59		12.70		12.73
February 2013		12.88		12.63		12.72		12.78
March 2013		12.80		12.32		12.50		12.32
(1)	Average of month-end rates for each period shown.
(2)	The exchange rate for the year end for the Banco de Mexico was Ps.12.87 per one dollar.

On April 17, 2013, the exchange rate for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York was Ps. 12.23 per $1.00 dollar.

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not Applicable

D.	Risk Factors

The Company is exposed to a wide range of risks. Note that the order in which the below risks are described does not necessarily reflect the effect that any of the below risks would have on the Company.

Risks Related to Economic, Political and Regulatory Conditions

Bachoco’s core businesses are performed in Mexico and in the United States; therefore its performance depends among other factors, on the economic conditions prevailing in those countries, and particularly in Mexico. The Company's risk exposure related to economic conditions includes risks related to economic performance, exchange rates, interest rates, as well as other political, economic and social events that may negatively affect the Company's performance.

Unfavorable economic conditions in Mexico or the United States, such as a recession or increases in interest and inflation rates could have an adverse effect on our financial performance.

If the Mexican or U.S. economies experience a high inflation rate, recession or economic slowdown, consumers may not be able to purchase our products as usual, especially in Mexico, where these factors have a direct impact on the consumers, and as a consequence our earnings may be adversely affected.

High interest rates in Mexico or in the U.S. could adversely affect our costs and our earnings due to the impact those changes have on our variable-rate debt instruments and may benefit from the interest we earn on our cash balance.

A strong variation in the exchange rates between the peso and dollar could negatively affect our financial results, as a greater percentage of our sales are made in pesos, and a large percentage of our raw material purchases are made in dollars.

Furthermore, the Company could be adversely affected by negative economic conditions prevalent in the U.S. or other countries, even when economic conditions in such countries may differ significantly from economic conditions in Mexico, as investors’ reactions to developments in any of these other countries may have an adverse effect on our Securities. Consequently, the market value of our securities may be adversely affected by events taking place outside of Mexico or the U.S.

Political events and regulatory changes in México, including transition to a new presidential administration, could affect Mexican economic conditions and as a consequence, negatively affect our operations.

The Company has operations in both Mexico and the U.S., but is incorporated under the laws of Mexico, and a greater percentage of our sales are made in Mexico. Accordingly we foresee an impact mainly from negative developments in the political, regulatory and economic conditions in Mexico.

In July 2012, we had presidential elections, and as a result, the leadership party of Mexico changed. We cannot predict any impact of the election results on future business conditions in Mexico. A new administration may result in regulatory gridlock or on the contrary, it could result in a major regulatory change, which could have an adverse effect on our business, financial position and results of operations.

Although the recent U.S. presidential election did not result in a change of the nations' leadership, any political or regulatory change in the U.S. regarding Mexico, may also affect the economic conditions in Mexico and, as a consequence, affect our financial performance.

Government regulations in Mexico and the U.S. could cause a material increase in the Company's costs of operations and thus could have a negative impact on our results of operations.

Every region that Bachoco operates is subject to extensive federal, state and foreign laws and regulations that govern the production, packaging, storage, moving and marketing in the food industry and the poultry industry in particular, including several provisions relating to the discharge of materials into the environment.

We may be subject to fines, closures of our facilities, asset seizures, injunctions or criminal sanctions if we are held by a court of competent jurisdiction to be non-compliant with any of the applicable laws and regulations.

The adoption of new regulations or changes in the prevailing regulatory environment governing the food industry may entail restrictions in the daily operation of our Company, or increases in our expenses or production costs, conditions that could negatively affect our financial results.

Additionally, the imposition of new taxes or changes in the existing tax rates in Mexico or the U.S. could have an adverse impact on our operations and, as a result, negatively affect our financial results.

Risks Related to Bachoco and the Poultry Industry

The poultry industry in Mexico and the U.S., as well as the chicken industry in other countries has undergone cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and profitability.

The market that we serve is subject to volatility with respect to supply and raw material prices, which affects our product prices. We cannot assure you that future cyclicality, excess supply, increases in main raw materials prices, or downturns in real prices will not adversely affect our financial results.

The largest single component of our cost of sales is the cost of grains used to prepare balanced feed, including sorghum and corn, and some other ingredients such as: soybean meal and marigold extract, among others.

Increase or volatility in main raw materials prices may adversely affect or operating and financial results.

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

High prices or volatility in main raw materials, could adversely affect our production costs and as a consequence our financial results.

Excess in supply or downturns in product prices may adversely affect our operating and financial results.

Excess in chicken or eggs supply coupled with a weak demand for our products in the markets we operate may result in a downturn in prices for these products, and as a result, our operating margins and financial results could be negatively affected.

Raising animals and meat processing involve animal health and disease control risks, which can have an adverse impact on our results of operations.

Our operations in Mexico and in the U.S. depend on raising animals and meat processing, which are subject to risks such as diseases (like different types of influenza) and contamination during production, packaging, storage or distribution processes.

Live chickens and swine are susceptible to infections by a variety of microbiological agents that may result in higher mortality rates, affecting our earnings and financial results.

Our chicken, turkey, beef and eggs products are subject to contamination during its processing, packaging, distribution or conservation. Potential contamination of our products during processing, however, could affect a larger number of our products, which may have a significant impact on our results.

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

Our growth through mergers, acquisitions or joint ventures may be impacted by challenges in integrating significant acquisitions.

We have made in the past, and may make in the future, certain acquisitions in order to continue our growth. Acquisitions involve risks, including, among others, the following: failure of acquired businesses to achieve expected results; inability to retain or hire key personnel of acquired businesses; inability to retain the same client and supplier base; and inability to achieve expected synergies and/or economies of scale. If we are unable to successfully integrate or manage our acquired businesses, we may not realize anticipated cost savings and revenue growth, which may result in reduced profitability or losses.

Increased competition may adversely affect our performance.

We face competition from other chicken producers in all of the markets in which we sell our products, these chicken producers also have substantial financial resources and operating strengths to directly compete with our Company. We expect to continue to face strong competition in every market, as our existing or new competitors are likely to broaden their product lines and extend their geographic markets. Accordingly, we cannot assure you that our performance will not be adversely affected by increased competition.

Elimination of tariff barriers may adversely affect our performance.

U.S. producers may increase exports to Mexico as chicken, eggs and swine are free of import quotas to Mexico according to the North American Free Trade Agreement (“NAFTA”). Poultry producers in the United States have developed low cost production methods and have been successful in exporting primarily frozen and value-added poultry to other countries, especially in periods of overcapacity in the United States a condition that could have a material adverse effect on our performance in Mexico.

Regulations on animal health and environmental changes in Mexico, could affect Mexican poultry industry conditions and as a consequence negatively affect our Company.

Our processes are subject to several animal health and environmental regulations that include animal raising, transportation, packaging, storage and distribution regulations. Drastic changes in any of these regulations could negatively affect our daily operations and inability to supply our products, and as a consequence affect our financial results. It also may include the implementation of new processes or equipment to comply with the new regulations, condition that may negatively affect our liquidity, as our capital investments could increase.

Our inability to maintain good relationships with our work force and its labor union, may affect our processes and as a consequence our financial results.

If we are unable to maintain good relations with our employees and with our labor union we may be faced with significant work stoppages as a result of labor problems, condition that may affect our processes and our operating results.

Risks relating to Bachoco’s investors and its American Depositary Receipts (or ADRs)

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

The Company trades its ADR’s on the New York Stock Exchange (“NYSE”) with each ADR representing twelve common shares.

The prevailing market prices for the ADRs and the Shares could decline if the Robinson Bours family sold substantial amounts of their Shares, whether directly, or indirectly, through two Mexican trusts through which they hold their Shares, or if the perception arose that such a sale could occur. See Item 7 for more details about the Company’s trusts.

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

Payment of cash dividends may be affected by the exchange rate of the peso versus the dollar.

Because we pay cash dividends in pesos, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADRs upon conversion of such cash dividends by The Bank of New York Mellon, who acts as our Depositary Bank.

The protection afforded to minority stockholders in Mexico is different from that in the United States.

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

Our bylaws restrict the ability of non-Mexican stockholders to invoke the protection of their governments with respect to their rights as stockholders.

As required by Mexican law, our bylaws provide that non Mexican stockholders shall be considered as Mexicans with respect to their ownership interests in Bachoco and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non Mexican stockholder is deemed to have agreed not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the stockholder’s rights as a stockholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in Bachoco. If you invoke such governmental protection in violation of this agreement, your Shares could be forfeited to the Mexican government.

Our bylaws may only be enforced in Mexico.

Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws may be brought only in Mexican courts. As a result, it may be difficult for non-Mexican stockholders to enforce their stockholder rights pursuant to the bylaws.

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons.

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

Non-Mexican stockholders may not be entitled to participate in future preemptive rights offerings.

Under Mexican law and our bylaws, if we issue new Shares for cash as part of a capital increase, we must grant our stockholders the right to purchase a sufficient number of Shares to maintain their existing ownership percentage in the Company (“preemptive rights”). We can allow holders of ADRs in the United States to exercise preemptive rights in any future capital increase only in one of the following two circumstances: (i) we file a registration statement with the Securities and Exchange Commission with respect to that future issuance of Shares; or (ii) the offering qualifies for an exemption from the registration requirements of the Securities Act.

We make no promises that we will file a registration statement with the Securities and Exchange Commission to allow holders of ADRs in the United States to participate in a preemptive rights offering. As a result, the equity interests of such holders in the Company may be diluted proportionately. In addition, under current Mexican law, it is not practicable for the depositary to sell preemptive rights and distribute the proceeds from such sales to ADR holders.

Corporate disclosure and accounting in Mexico may differ from other countries.

There may be less, or different, publicly available information about issuers of securities in Mexico than is regularly published by or about issuers of securities in other countries with highly developed capital markets. In addition, due to country-by-country differences in accounting and other reporting principles and standards, our corporate disclosures may differ in content from disclosures made under other principles and standards.

ITEM 4. Information of the Company

A.	History and Development of the Company

The Company was legally formed in Mexico as Industrias Bachoco, S.A.B. de C.V., on April 17, 1980, in Obregon, State of Sonora, Mexico, and is frequently referred to as Bachoco.

We are incorporated under the laws of the United Mexican States, but we have operations in both Mexico and the U.S. Our principal executive offices are located in Mexico at Avenida Tecnologico No. 401, Ciudad Industrial, zip code 38010, Celaya, State of Guanajuato, Mexico, and our telephone number is +52 (461) 618 3500 and +52 (461) 618 3555.

Our investor relations agent in the United States is I-adize Corporate Communications, located at 82 Wall Street, Suite 805 in New York, New York.

Our main business lines are: chicken, table egg and balanced feed products.

Important events in the development of the Company’s business

We were founded in 1952. It has grown from a small commercial table egg operation in the state of Sonora, to be a vertically integrated Company and the leader poultry company in Mexico and we believe one of the most important poultry companies worldwide.

In 1963, we started operations in the cities of Navojoa, Los Mochis and Culiacan, producing just table eggs. In 1971, we commenced the production of chicken in an operating facility that we opened in the city of Culiacan.

In 1974, we established a new complex in Celaya, Guanajuato, Mexico. Our products were widely accepted in that region, which led us to open offices and distribution centers in Mexico City. In 1993, we moved out headquarters from the Obregon to Celaya city, and opened a new complex in the city of Techamalco, in the Southeast of Mexico.

In 1994, we continued expanding our coverage, this time with a new complex in Lagos de Moreno city, in the Western Mexico. By 1994, we had four productive complexes strategically located throughout Mexico and an important presence in the Mexican poultry market share.

In September 1997, we began trading on the Mexican Stock Exchange (or “BMV”) and on the NYSE, with 600 million shares outstanding and a free float of 17.25%, the remaining 82.75% is held since that year by the Robinson Bours Family through two Control trusts.

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

In August 20, 2011, we acquired Trosi de Carnes, S.A. (or “Trosi”) business; this facility is located in Monterrey, Northern Mexico. Trosi produces and sells processed beef and chicken.

On November 1, 2011, the Company entered the U.S. market and increased its export business with the acquisition of the American poultry company, OK Foods. This company accounts with operations across the River Valley area in Arkansas and Oklahoma. It supplies grocery retailers, food service distributors and commodity customers throughout the U.S. as well as foreign markets. Our U.S. subsidiary, Bachoco USA, LLC, is the holding company of OK Foods.

In December 2011, the Company carried out a transaction to buy certain property assets of Mercantil Agropecuaria Coromuel, S.A. de C.V. (or “MACSA”), whereby, the Company reinforced its presence in the State of Baja California in Mexico, with three distributions centers.

Capital Expenditures

During the last two years we have financed most of our capital expenditures with resources generated by our operations.

Following is a summary of the capital expenditures incurred by the Company during the last two years with the amounts having been computed under IFRS.

In 2011 we made capital expenditures of Ps. 707.5 million, to implement new technologies in the processing plants located in Coatzacoalcos, Culiacan and Celaya. Additionally, in Celaya we built a water treatment plant and updated our transportation fleet.

In 2012, we made capital expenditures of Ps. 951.8 million, that are used for the replacement of our transportation fleet, the completion of certain expansion projects and the implementation of productivity projects across all of our facilities in both the U.S. and Mexico.

At present, as part of its regular course of business, the Company continues with its replacement of equipment and productivity projects.

B.	Business Overview

General

Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and one production complex in the United States.

We participate in the food industry in Mexico and in the U.S., mainly in the poultry industry.

We are the leader in the Mexican poultry industry, and one of the largest poultry producers globally. We recently entered the U.S. chicken market through our acquisition of OK Foods.

In Mexico, our core business is chicken products, but we also produce and sell a wide range of other products such as eggs and balanced feed. We also operate a number of other segments which we refer to as “other business lines” that include among others; the production and selling of live swine, beef and turkey value-added products as well as a laboratory that produces vaccines for the poultry industry. These other business lines are grouped together as their sales on an individual basis do not represent more than 1.0% of our total sales.

In the United States, our sole business line is chicken products.

In the recent years, we have not experienced material changes in the development or production of our products.

Principal Markets

We operate mainly in Mexico and in the U.S. In Mexico we compete mainly in the chicken, egg and balanced feed markets, and in the chicken industry in the U.S.

We estimate that we are the biggest producer of chicken products in Mexico. Based on our internal estimates, we currently account for approximately 35.0% of the Mexican chicken market and are the second largest producer of eggs with an estimated market share of approximately 5.6%. We currently estimate that we have a 3.3% market share in the balanced feed products.

As noted previously, in the U.S. we produce and distribute chicken products only. Based on our internal estimates, we currently account for approximately 2.0% of this market.

The following table sets forth, for each of the periods indicated, our net revenues by main product lines as a percentage of total net revenues, as of December 31, 2012 and 2011:

NET REVENUES BY BUSINESS LINES
	As of December 31,
	2011			2012
Net Revenues:	Ps.	27,735.0	100.0%	Ps.	39,367.4	100.0%
Chicken		22,611.3	81.5%		32,989.5	83.8%
In Mexico		21,232.5	76.5%		24,818.0	63.0%
In the U.S.		1,378.8	5.0%		8,171.5	20.8%
Eggs(1)		2,085.9	7.5%		2,807.7	7.1%
Balanced feed(1)		1,853.2	6.7%		1,979.0	5.0%
Other business lines (1)		1,184.6	4.2%		1,591.2	4.1%
(1)	Revenues from eggs, balanced feed and other business lines originate from sales in Mexico.

Our chicken, eggs and balanced feed are our largest business lines in terms of revenues and thus they are described in more detail in the following paragraphs.

Overview of the Chicken Industry in Mexico

According to the UNA, chicken products are the main source of protein consumed in Mexico. Mexico is among the ten main chicken producers worldwide, with an estimated production of 2,945.4 thousand tons of chicken meat in 2012, with a per capita consumption of 25.7 kilograms a year, a slight increase when compared to 25.6 kilograms for the year 2011.

Fresh chicken is the most popular meat consumed in Mexico. According to the UNA more than 90% of chicken is sold fresh, and just a small percentage is sold frozen and with value added (marinated, breaded, partially cooked and fully cooked, among others). These products have found limited acceptance among Mexican consumers due to historical consumer preferences for fresh chicken.

We estimate that we are Mexico’s largest chicken producer with around 35.0% market share, and when combined with our two largest vertically integrated competitors in Mexico, we account for approximately 59.0% of total Mexican poultry production.

Mexico is a main destination for U.S. chicken exports. Chicken imports from the U.S. have increased from 204.1 thousand tons in 2008 (when restrictions for leg quarters imports were phased out in January 2008) to 311.5 thousand tons in 2011. This increase was due to lower price levels in the U.S. and other foreign markets.

Chicken products in Mexico are classified into six main categories: live, public market, rotisserie, supermarket broiler, chicken parts and value-added products. Bachoco operates in all these categories.

For a better understanding of the chicken market in Mexico following is a brief description of each category of chicken products:

-	Live chicken is sold alive to small independent slaughtering operations or to wholesalers that contract with independent slaughtering operations for processing.

-	Public market chicken is a whole broiler presented either un-eviscerated or eviscerated, generally sold within 48 hours after slaughter. This product is sold to consumers without any packaging or brand identification.

-	Rotisserie chicken is a whole broiler presented eviscerated and ready to cook.

-	Supermarket chicken is a fresh whole broiler presented with the edible viscera packed separately.

-	Chicken cuts refers to cut-up fresh chicken parts sold wrapped in trays or in bulk principally to supermarket chains, the fast-food industry and other institutional food service providers.

-	Value-added products refers mainly to cut-up fresh chicken parts with value-added treatment like marinating, breading and individual quantity frozen.

We operate in all these chicken categories; our product mix varies from region to region, reflecting different consumption and distribution patterns.

SALES AND VOLUME OF CHICKEN BY CATEGORY

In 2011	Industry /volume (1)	Bachoco /volume	Bachoco /sales
Live	33%	36%	29%
Public market	20%	14%	14%
Rotisserie	26%	27%	27%
Supermarket	12%	5%	5%
Chicken parts	6%	12%	16%
Value-added products	3%	6%	9%

In 2012	Industry /volume (2)	Bachoco /volume	Bachoco /sales
Live	n/a	36%	30%
Public market	n/a	13%	13%
Rotisserie	n/a	27%	28%
Supermarket	n/a	5%	5%
Chicken parts	n/a	10%	12%
Value-added products	n/a	8%	11%
(1)	According with the UNA.
(2)	Industry information for 2012 is not available as of the date of this report.

Overview of the Chicken Industry in the U.S.

According to the USDA and the UNA, chicken is the main protein consumed in the U.S., but unlike in Mexico, the cuts are mainly sold frozen and with value-added (more than 85%). This is due to a large increase in demand for the three main components of chicken: the breast, wing, and left quarters, respectively.

The U.S. is the world’s largest producer of chicken. Its annual production is estimated at 16.8 million tons (or 37 billion pounds), and its per capita consumption is also one of the highest worldwide, per annum, estimated at 43.6 kilograms (around 96.0 pounds).

The U.S. chicken industry is more consolidated and vertically integrated. Most producers of chicken use state-of-the-art technology in its processes. It is estimated that the main four chicken producers account for 52% of the total chicken production in the U.S.

Another characteristic of the chicken industry in the U.S. is the use of contract growers, with more than 85% of chicken produced by contract growers. Such production consists of in providing the growers with chickens, balanced feed, vaccines, medicines and training required for the growing of chickens. The grower supplies its facilities and labor required in order to bring the chickens to slaughter-ready weight. The contract grower is then paid based on the productivity and efficiency of its flock.

Brazil and the U.S. are the main exporters of chickens worldwide, and their main destinations are Mexico, China, Russia and the Middle East, among other countries. We estimate that our market share is around 2.0% in the U.S..

Overview of the Egg Industry in Mexico

According to the UNA, Mexico has the largest per capita consumption of eggs (or “table eggs”) in the world. There is an estimated per capita consumption of around 22.5 kilograms for 2012, compared to 22.4 kilograms in 2011. Mexico’s 2012 annual egg production is estimated at 2,538.1 million tons.

When compared to other protein sources, eggs are among the cheapest sources of protein in Mexico. The egg industry is more fragmented than the chicken industry.

Table eggs in Mexico are classified in three main categories: bulk, packaged and processed.

-	Bulk is distributed in large 360 egg cases.

-	Packaged in branded packages of mainly 12, 18, 24 or more eggs.

-	Processed is liquid or powdery eggs used mainly by the bakery industry.

Bachoco participates in the bulk and packaged categories of eggs but does not participate in the processed market.

We estimate that we are the second largest producer of table eggs in Mexico. In 2012, we produced 5.6% of the total eggs produced in Mexico in terms of tons. We sell both brown and white eggs. We estimate that we are the largest producer of brown eggs in Mexico, and the largest marketer of packaged eggs with brand identification.

In 2012 and 2011, the volume sold by table eggs category in the Mexican industry and in the Company was:

SALES AND VOLUME OF EGG BY CATEGORY

In 2011	Industry /volume (1)	Bachoco /volume	Bachoco /sales
Bulk	80%	45%	34%
Packaged	14%	55%	66%
Processed	6%	0%	0%

In 2012	Industry /volume (2)	Bachoco /volume	Bachoco /sales
Bulk	n/a	42%	38%
Packaged	n/a	58%	62%
Processed	n/a	0%	0%
(1)	According with the UNA.
(2)	Industry information for 2012 is not available as of the date of this.

Overview of the Balanced Feed Market in Mexico

According to the Consejo Nacional de Fabricantes de Alimento Balanceado y de la Nutricion Animal, A.C. (or ”CONAFAB”), Mexico is among the ten biggest producers of balanced feed worldwide. According to CONAFAB, it is estimated that 28,759 thousand tons of balanced feed were produced in Mexico in 2012, a slight increase from 28,333 thousand tons of balanced feed produced in 2011.

Producers of balanced feed are classified as commercial and integrated; commercial manufacturers produce for the market while integrated manufacturers mostly produce for themselves and occasionally for other producers.

The production mix between commercial and integrated producers has not changed much in the past years as it remains in the following proportion: 37% to 40% of commercial producers and 60% to 63% of integrated producers.

The following table sets forth, for each of the periods indicated, our net volume sold of balanced feed:

BALANCED FEED VOLUME SOLD
Thousands of tones	Total Production (1)	Bachoco’s Production	Estimated Market Share
2010	10,433	328	3.1%
2011	10,463	379	3.6%
2012	10,689	351	3.3%

(1) According to CONAFAB, balanced feed produced by commercial producers in Mexico.

Seasonality Effects

The poultry industry worldwide is characterized by cyclical periods of higher profitability leading to overproduction followed by periods of lower prices and lower profitability and is very susceptible to price changes in main raw material, such as; corn, soybean meal and sorghum.

Our sales are moderately seasonal in Mexico. In general, we experience the highest levels of sales in the second and fourth quarters due to higher chicken consumption during the holiday seasons.

As for our sales in the U.S., there is slightly less seasonality but breast meat prices are typically higher in the second and third quarters and wings are more in demand in the fourth and first quarters.

Pricing for chicken and eggs products

Chicken and eggs are considered a commodity item. Changes to the supply or demand, and changes in raw material prices can directly impact in sale prices, and as a result affect the profitability of main producers. Another factor that impacts chicken pricing mainly in U.S. is the international demand.

Main Raw Materials and Sources of Supply

As a vertically integrated company our processes start in our main business lines with production of balanced feed, as well as with the buying of grandparent breeder flocks.

Our production of chicken processes starts with the purchasing of one-day birds called “grandparent” birds. These birds are raised to maturity in our farms where fertile eggs are produced to continue through our production processes. Grandparent birds are bought in Mexico and the U.S. from genetic bird firms.

The largest single component of our cost of sales is the cost of grain (corn and sorghum), as well as soybean meal used to prepare balanced feed. We operate our own feed mills to produce balanced feed for both individual business consumption as well as to sell to third parties.

The prices of these ingredients are subject to significant volatility resulting from weather, the size of harvests, transportation and storage costs, governmental agricultural policies, currency exchange rates and other factors. The Company engages in hedging of its feed costs in order to assure more stable cost of grains.

In Mexico, domestic crops are limited, therefore a large percentage of our raw materials are imported from the U.S. In 2012, we bought approximately 47.0% of our total grain from the domestic market and the rest from the U.S.

Marketing Channels Used by the Company

Marketing and Distribution of Chicken Products in Mexico

We have developed an extensive distribution system to participate in all the existing distribution channels of chicken and eggs products. We consider our distribution system one of the Company’s strengths, where we have developed wide expertise and knowledge of the business.

We participate and operate in all the following marketing channels:

-	Live Chicken. Unlike most other countries, Mexico has a large marketing channel of live chicken which mainly operates in the central and southern regions of Mexico.

-	Wholesalers. Large percentages of our chicken sales operate via wholesalers. The main products marketed in this channel are live and public market chicken as well as rotisserie. We do not have exclusive supply agreements with our customers.

-	Institutional. We sell a large amount of product to institutional customers. We mainly sell chicken cuts and rotisserie chicken in the institutional channel. Success in supplying the institutional channel depends on consistency and good service, and only larger producers with more modern processing facilities and distribution capacity can compete in this market.

-	Supermarket. We sell cuts and value-added products as well as supermarket chicken types through supermarket channels or convenience stores. In this channel we emphasize our brand image as well as our superior service, reinforced by frequent delivery to ensure freshness, to build consumer’s loyalty.

-	Retail. A wide range of products are sold under this marketing channel that goes from the live chicken to value-added or public market and supermarket chicken type. The Company supplies several points of sale that directly sell these products to the customers.

We use our own fleet to transport the majority of rotisserie chickens, supermarket broilers and other chicken products to our customers in Mexico. We try to cooperate with existing distribution channels and do not compete with wholesale distributors, except in areas where we supply our own distribution capacity where needed for market penetration.

We distribute products from our processing plants to our cold-storage facilities and warehouses, which serve as a midpoint in distribution to wholesalers and local customers. From our cold-storage facilities, we service wholesalers, retailers and transport certain products directly to supermarkets and food-service operations. Our distribution infrastructure includes more than 64 cold-storage warehouses and facilities and a large fleet of vehicles.

Marketing and Distribution of Chicken Products in the U.S..

Our U.S. operations which lie across the River Valley area in Arkansas and Oklahoma, produce only chicken products. Those plants mainly supply grocery retailers, food service distributors, national accounts and commodity customers throughout the U.S. The U.S. complex also services the foreign market and exports to several countries including those in Asia, Russia and Mexico itself. Our distribution line through this plant is handled mainly through third parties.

Marketing and Distribution of Eggs Products in Mexico

Eggs are mostly sold packaged with brand identification. We sell white and brown eggs; the branded carton of brown eggs is a premium product in the Mexican market, because consumers perceive them to be of higher quality. Brown eggs command a small premium over white eggs.

In some regions, however, we have reallocated part of our production from brown eggs to white eggs due to local market preferences. Our marketing strategy in the eggs business is to gradually move from bulk to packaged white eggs. Packaged eggs are less vulnerable to price fluctuation and create brand loyalty.

We have designed our egg distribution system to transport eggs from our laying farms to customers in all sales regions.

-	Wholesalers. We sell eggs in bulk; these wholesalers operate mainly in central Mexico. This product is sold to consumers mainly by kilogram and not by unit.

-	Institutional. We sell eggs in bulk in this institutional marketing channel.

-	Supermarket. We sell eggs packaged with brand identification and a large number of presentation patterns in packages of 12, 18, 24 or more eggs.

-	Retail. We distribute eggs directly to customers in packages with brand identification.

Marketing and Distribution of Balanced Feed in Mexico

Our production of balanced feed to third parties, accounts for a wide range of products; we produce balanced feed products mainly in the poultry industry, but we also produce in other markets such as dogs, cattle, swine and fish, among other species.

We sell balanced feed products mainly to small livestock producers and through a network of small distributors located mainly in central and southern Mexico. Currently, we have 4 feed plants dedicated to producing balanced feed to third parties.

Patents, Licenses and Other Contracts

The Company’s operations are not dependent on the existence of patents or licenses or contracts signed with customers or suppliers.

Material Effects of Government Regulations on the Company’s Business

Every region where Bachoco operates is subject to extensive federal, state and foreign laws and regulations, which can have a material effect on the Company. Such laws and regulations include among others, the following:

Import and Export Regulations

Effective January 1, 2008, there is a free chicken market between Mexico and the U.S. This allows U.S. producers to export any amount of chicken (mainly leg quarters) free of tariffs to Mexico.

The U.S. chicken exports to Mexico have substantially increased since applicable restrictions on such imports have recently phased out. However, this development does impact the Mexican market for chicken because neither we, nor any other Mexican chicken producer, is yet able to export similar products to the U.S. Our production complex in the U.S. exports chicken products to several countries such as Russia, China and Mexico, among others, and therefore it is subject to various laws and regulations that apply in each of these countries.

Antitrust Regulations

In Mexico, the Ley Federal de Competencia Economica (“Mexican Economic Competition Law” or “CFC”), regulates monopolies and monopolistic practices.

Under this law, all companies, including Bachoco are required to notify the CFC of all proposed transactions exceeding specified threshold amounts as set forth in the Mexican Economic Competition Law. The CFC can impose conditions on, and prevent or unwind, any such transactions by Mexican companies.

We have complied with all requirements under this law. In December 2009, Mexico’s CFC published a notice announcing an investigation of the Mexican poultry sector regarding possible monopolistic business practices. No specific companies were cited as conducting business in this manner. We, along with other companies, were required to provide information to the commission during 2010 to 2012. As a result the CFC determined the following:

-	In November 2012, the CFC imposed a Ps. 1.4 million fine on Bachoco, arguing that Bachoco conspired with local producers to fix the prices of chicken in Chetumal, state of Quintana Roo. Price fixing is an activity not permitted by applicable Mexican law.

-	In January 2013, the CFC released a new statement announcing a fine of Ps. 1.6 million, arguing that Bachoco conspired with other local producers to fix prices of chicken in Cancun, state of Quintana Roo.

In both cases, we disagreed with CFC’s resolution and have appealed both resolutions according to the provisions of Mexican law, to assert our rights as a company that contributes to the development of the country and to a free market.

As of the date of this Annual Report, these files remain open; the CFC is evaluating our impugnation and is expected to release a response in the upcoming months.

Antidumping Regulations

Since 2003, chicken (excluding leg quarters for which the Mexican government had imposed certain temporary restrictions), eggs and swine import quotas were eliminated by virtue of the NAFTA. Poultry producers in the United States have developed extremely low-cost production methods and have been successful in exporting primarily frozen and value-added poultry to other countries, including Mexico, especially in periods of overcapacity in the United States.

On January 1, 2008, the restrictions previously imposed for leg quarters were phased out. At present there are no restrictions on exporting these products to Mexico.

In February of 2011, the Secretaria Mexicana de Economia (or “Ministry of Economy”) initiated an antidumping investigation focusing exclusively on imports of leg quarters from the U.S. to Mexico. This investigation was requested by Bachoco and by two other Mexican poultry companies.

As a result of this investigation, in January of 2012, the Ministry of Economy issued a preliminary ruling on anti-dumping procedures and confirmed dumping conditions on chicken leg quarters imported from the United States, including margins ranging from 62.90% to 129.77%, stating that such practices damaged the Mexican poultry industry.

The Ministry of Economy had the authority to impose anti-dumping duties, but did not proceed as the interested parties expressed the desire to reach an agreement. The companies involved provided new arguments.

Consequently, on August 7, 2012, after examining all final arguments, the authorities confirmed the existence of dumping conditions that caused harm to the domestic poultry industry. The Ministry of Economy imposed anti-dumping duties on imports of chicken leg quarters from the United States, but stated that such penalties would not be applied immediately, as the poultry industry was being affected by the presence of avian flu type H7N3 in the estate of Jalisco. It is worth noting that, the Company´s facilities were not affected by this outbreak of influenza.

As of the date of this report, we do not have any further information regarding the application of such duties.

Environmental and Sanitary Regulation

The chicken industry is subject to government regulation in the health and environmental safety areas, including provisions relating to water and air pollution and noise control. Below is a description of the principal laws and administrative authorities in these areas in Mexico and the U.S.:

-	Mexico. The Servicio Nacional de Sanidad Inocuidad y Calidad Alimentaria (or “The Mexican Sanitary Authority” or “SENASICA”), the Ley General de Equilibrio Ecologico y Proteccion Ambiental (General Law of Ecological Balance and Environmental Protection) and the Secretaria del Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources or “SEMARNAT”).

-	The United States. The U.S. Department of Agriculture (or “USDA”), the Centers for Disease Control, the Environmental Protection Agency (“EPA”), the U.S. Department of Homeland Security (or “DHS”) and the U.S. Department of Labor (or “DOL”).

All of these laws or regulations can bring administrative and criminal proceedings against companies that violate environmental and safety laws and regulations, and after certain administrative procedures, such violations can result in the closure of non-complying facilities.

The Company provides information to these authorities on a regular basis or whenever required, to assure the Company’s compliance thereof. Our Mexican and U.S. subsidiaries are also in compliance with all current regulations and are constantly monitored to ensure compliance in case of any changes in the regulatory environment.

In 2008 the Company voluntarily entered in an audit program through the Procuraduria de Proteccion al Ambiente (Office of Environmental Protection or “Propaeg”) of the Government of Guanajuato. As a result, on February 29, 2012, the Company received the Certificate “Clean Company” delivered by Propaeg. This Certificate confirms that the Company meets all environmental standards on its production processes and that is friendly to the environment.

C.	Organizational Structure

Industrias Bachoco, S.A.B de C.V. is a holding company with no operations other than holding the stock of its subsidiaries. Our main operating subsidiaries are Bachoco, S.A. de C.V. and Bachoco USA, LLC (the holding company for OK Foods), which own our main operating assets.

For the fiscal year 2012, our subsidiary Bachoco, S.A. de C.V. accounted for 71.9% of consolidated total assets and 73.0% of total consolidated sales and our subsidiary Bachoco USA, LLC, accounted for 12.3% of consolidated total assets and 20.8% of total consolidated sales.

All of our subsidiaries are directly owned by us in the percentages listed below. The following table shows our main subsidiaries as of December 31, 2012 and 2011:

PERCENTAGE EQUITY INTEREST(1)
		As of December 31,
Subsidiary	Country	2011		2012
Aviser, S.A. de C.V.	Mexico	100		100
Bachoco, S.A. de C.V.	Mexico	100		100
Bachoco Comercial, S.A. de C.V.	Mexico	100		100
Campi Alimentos, S.A. de C.V.	Mexico	100		100
Operadora de Servicios de Personal, S.A. de C.V.	Mexico	100		100
Pecuarius Laboratorios, S.A. de C.V.	Mexico	64		64
Secba, S.A. de C.V.	Mexico	100		100
Sepetec, S. A. de C.V.	Mexico	100		100
Servicios de Personal Administrativo, S.A. de C.V.	Mexico	100		100
Induba Pavos, S.A. de C.V.	Mexico	100		100
Bachoco, USA LLC. and subsidiaries	U.S.	100	(2)	100
(1)	Percentages are rounded to the next unit.
(2)	In November 2011, OK Foods was acquired and incorporated as a subsidiary of Industrias Bachoco. Then, on March 2, 2012, Bachoco USA, LLC was incorporated in Delaware as an Industrias Bachoco subsidiary in order to serve as the holding company of OK Foods and its subsidiaries.

For more detail regarding the Company’s subsidiaries, see Note 7 of our Consolidated Financial Statements included herein.

D.	Property, Plant and Equipment

We have more than a thousand production facilities in Mexico and in the U.S. (most of which are farms) and 64 distribution centers that are located throughout Mexico, to ensure freshness and minimize transportation time and costs.

We own most of our facilities, we own around the 80% of our farms and lease a limited number of other farms and sales centers. We also employ a network of contract growers.

The following table indicates Bachoco’s production facilities and the number of each type of facility both in Mexico and the U.S., as of December 31, 2012:

BACHOCO’S FACILITIES
	Number of Facilities:
Facilities	In Mexico	In The U.S.
Chicken breeding farms	172	93
Broiler grow-out farms	491	336
Broiler processing plants	8	2
Hatchery	22	3
Egg production farms	121	0
Swine breeding farms	1	0
Swine grow-out farms	25	0
Feed mills	18	2
Further process plants	4	2

Bachoco’s facilities in Mexico

Our facilities in Mexico are located all over the country, grouped in nine complexes with offices in Merida, Coatzacoalcos, Tecamachalco, Celaya, Lagos de Moreno, Monterrey, Gomez Palacios, Culiacan and Hermosillo. Each of these complexes mainly includes farms, feed mills, incubation facility, processing plants, and distribution centers.

Our eight processing plants process around 10 million chickens per week and our laying farms produce around 12 thousand tons of commercial eggs each month.

Four of the eighteen feed mill plants are dedicated to the production of balanced feed for sales to third parties and the remaining fourteen are dedicated mainly to internal consumption. We produce around 30 thousand tons of balanced feed per month for sale to third parties.

We own other facilities, including two poultry manure-processing plants. We also own a laboratory that produces vaccines for the poultry industry, which we mainly use for internal purposes but we also sell some vaccines to third parties.

Expansion, Construction or Issues Related to Our Facilities in Mexico

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

In February 2013, the outbreak of the avian influenza H7N3 was detected in several of our breeders and laying farms located in the state of Guanajuato, central Mexico. Although the affected farms suffered no damage to their assets, the production capacity of such farms was suspended due to the decreased bird populations caused by the quarantine of the aforementioned farms.

Earlier in 2012, several laying farms of other local producers were affected with the same type of influenza (H7N3), in the state of Jalisco. None of Bachoco’s farms were affected.

For more detail, see Note 32 of our Consolidated Financial Statements included herein.

Bachoco’s facilities in the U.S.

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

Expansion, Construction or Issues Related with Our Facilities in the U.S.

We currently have no plans to carry out any construction or material expansion in our Mexico or U.S. facilities.

ITEM 4.A. Unresolved Staff Comments

None

ITEM 5. Operating and Financial Review and Prospects

In January 2009, CNBV published certain amendments to the Rules for Public Companies and other participants in the Mexican Securities Market that require public companies to report financial information in accordance with the IFRS as issued by the IASB, effective as of January 1, 2012.

Following these amendments, on January 1, 2012, we adopted IFRS. Thus, we timely issue our periodic reports under IFRS, meeting all the CNBV requirements. For comparative proposes our financial statements as of and for the fiscal year ended December 31, 2011, and the opening balance as of January 1, 2011 were converted from MFRS to IFRS to make them comparable to our financial statements for fiscal year 2012.

The rules and regulations of the SEC, do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as issued by the IASB) to reconcile such financial statements to U.S. GAAP. As such, while Industrias Bachoco, S.A.B. de C.V. has in the past reconciled its consolidated financial statements prepared in accordance with MFRS to U.S. GAAP, those reconciliations are no longer presented in Bachoco’s filings with the SEC.

Year 2012 Overview

Financial and operating results were sound during 2012. The following factors were the principal contributors to our results of operations in 2012:

-	Good balance between the market supply and demand across the Company's main business lines increased profitability and set a new Company historical sales record.

-	Important improvements in our production processes, such as efficiencies resulting from investments in productivity projects, as well as a reduction in operating expenses as a percentage of sales, which allowed Bachoco to partially offset cost increases.

-	Cost of sales continues to increase, driven mainly by increases in volume sold and sustained high raw materials prices, even though prices were more stable than in 2011.

During 2012, the Company continued to integrate the operations of OK Foods, acquired in November of 2011, which has resulted in positive results to the Company and we keep focusing our efforts towards improving its daily operations.

In 2012, the Company’s management decided it was in the best interests of the Company to tap into the local bond market in order to diversify its debt instruments and open up more sources of financing.

Therefore, in August 2012, the Company successfully issued its first local bond, for a tenor of 5 years, maturing in 2017. The bonds issued had an interest rate of 28-day TIIE, offering a yield of TIIE + 0.60% to investors. The principal will be amortized at face value, in one payment, on the date of maturity. The funds obtained were used primarily to pre-pay certain outstanding debt, some of which was previously incurred in the context of our acquisition of OK Foods.

Macroeconomic Conditions in Mexico

The Mexican inflation rate does not have a material effect on Bachoco’s financial performance. According to statistics released by the Banco de Mexico, the inflation rate was 3.6% in 2012, while the GDP grew by 3.9% during the same year. In general, economic conditions in Mexico have been stable, which resulted in stability of the Mexican peso during most of the year. The Mexican peso in 2012 appreciated by 7.9% as compared against the year-end of 2011.

According to UNA estimates for 2012, the total chicken volume produced in Mexico grew about 1.5% with an estimated per capita consumption of 25.7 kilograms of chicken per year and the total egg volume produced in Mexico grew 1.5% with an estimated per capita consumption of 22.5 kilograms of eggs per year.

A.	Operating Results under IFRS

The following financial information for 2012 is reflected in millions of pesos unless otherwise indicated, with comparative figures for the same periods in 2011, was prepared under IFRS, and should be read in conjunction with our Audited Consolidated Financial Statements included herein.

The following table sets forth selected components of our results of operations as a percentage of net revenues for each of the periods indicated:

	As of December 31,
	2011			2012
Net revenues	Ps.	27,735.0	100.0%	Ps.	39,367.4	100.0%
Cost of sales		24,797.0	89.4%		33,318.2	84.6%
Gross profit		2,938.0	10.6%		6,049.2	15.4%
General, selling and administrative expenses		2,974.7	10.7%		3,396.7	8.6%
Other income (expenses), net		1,000.0	3.6%		(23.8)	(0.1)%
Operating income		963.2	3.5%		2,628.8	6.7%
Net finance income		177.6	0.6%		165.0	0.4%
Income tax		(38.6)	(0.1)%		602.0	1.5%
Profit for the year		1,179.4	4.3%		2,191.8	5.6%

The following table sets forth, for each of the periods indicated, our net revenues by main product lines as a percentage of total net revenues, in each period:

NET REVENUES BY BUSINESS LINES
	As of December 31,
	2011			2012
Net Revenues:	Ps.	27,735.0	100.0%	Ps.	39,367.4	100.0%
Chicken		22,611.3	81.5%		32,989.5	83.8%
In Mexico		21,232.5	76.5%		24,818.0	63.0%
In the U.S.		1,378.8	5.0%		8,171.5	20.8%
Eggs(1)		2,085.9	7.5%		2,807.7	7.1%
Balanced feed(1)		1,853.2	6.7%		1,979.0	5.0%
Other business lines (1)		1,184.6	4.2%		1591.2	4.1%
(1)	Revenues from eggs, balanced feed and other business lines originate from sales in Mexico.

Net Revenues

In 2012, we reported the highest sales in the Company’s history. Net sales for fiscal year 2012 totaled Ps. 39,367.4 million, 41.9% more than Ps. 27,735.0 million of net sales recorded in 2011. This increase was due to higher sales of chicken, which resulted from the consolidation of OK Foods into our results of operations. Below is a breakdown of such sales:

- Chicken products sales increased 45.9% during 2012 as a result of increased sales of chicken driven by the integration of our new operation in the U.S.

- Sales of eggs increased 34.6% during the 2012 fiscal year. The increased sales volume is attributed mainly to the full recovery of our production capacity in the Mexicali facility, which was damaged by an earthquake in 2010. Additionally, we observed a recovery in the prices of eggs during 2012, which had been lagging in recent years.

- Balanced feed sales had an increase of 6.8% in 2012, as a result of an increase of 15.1% in prices, partially offset by 7.2% decrease in volume sold. This recovery in prices has continued after a couple of years of significant increases in production costs, and the reduction in volume is mainly a consequence of recent increased competition and hence supply in this market.

- As noted previously, our other business lines comprise live swine sales, sales of value added turkey and beef products, vaccines and other by-products. All these lines account on an individual basis for less than 1% of the Company’s total sales. In 2012, value-added beef products and swine experienced significant sales growth.

Operating Results

The following table sets forth a breakdown of our operating results for each of the periods indicated:

OPERATING RESULTS
	As of December 31,
	2011			2012
Net revenues	Ps.	27,735.0	100.0%	Ps.	39,367.4	100.0%
Cost of sales		24,797.0	89.4%		33,318.2	84.6%
Gross profit		2,938.0	10.6%		6,049.2	15.4%
General, selling and administrative expenses		2,974.7	10.7%		3,396.7	8.6%
Other income (expense) net		1,000.0	3.6%		(23.8)	(0.1)%
Operating income		963.2	3.5%		2,628.8	6.7%

Gross Profit

Total cost of sales increased 34.4% for year 2012, when compared to the year 2011. This increase was principally driven by increases in the production costs of chicken, eggs and balanced feed for year 2012 which increased 10.5%, 10.8%, and 11.2%, respectively, when compared to the year 2011.

Corn, sorghum and soybean meal are the main components of our production costs. These components are subject to high volatility caused by supply, weather conditions and exchange rates, among others. For year 2012, we obtained approximately 47.0% of our corn needs from Mexico, and the remaining 53.0% was bought in from the U.S.

Our gross profit in 2012 totaled Ps. 6,049.2 million, with a gross margin of 15.4%. This represented an increase of 105.9% as compared to the previous year, mainly due to the increase in our net revenues s in 2012

General, Selling and Administrative Expenses

In 2012, General, selling and administrative expenses totaled Ps. 3,396.7 million, compared to Ps. 2,974.7 million in 2011. As a result of our strict monitoring of operating expenses, we reported improvements in our total expenses year over year. In 2012, our general, selling and administrative expenses represented 8.6% of total sales compared to 10.7% reported in 2011.

Other Income (Expense) Net

Other income (expense) includes the selling of unused assets as well as the selling of hens and other by-products. We record such sales as expenses when the sale price is lower than the book value of those assets.

In 2012, we recorded other expenses of Ps. 23.8 million, compared with Ps. 1,000.0 million of other income reported in 2011; this is mainly attributed to a gain on the purchase price in the business acquisition of OK Foods in November of 2011. For more details see Note 31 of our Audited Consolidated Financial Statements.

Operating Income

Operating income in 2012, totaled $2,628.8 million, 172.9% higher than $963.2 million of other income reported in 2011, which was mainly a result of an increase in sales in 2012.

Net Finance Income

The following table sets forth our net finance income for each of the periods indicated:

NET FINANCE INCOME
	As of December 31,
	2011		2012
Net finance income	Ps.	177.6	Ps.	165.0
Financial income		248.3		270.0
Financial expense		70.6		105.0

We reported a comprehensive financial income of Ps. 165.0 million in 2012 compared with comprehensive financial income of Ps. 177.6 million in 2011. This was mainly due to interest earned on the Company’s cash position, which remained strong throughout both years.

The financial income of Ps. 270.0 million in 2012, was mainly due to the Ps. 222.1 million of gain in interest, Ps. 35.2 million of gain in exchange rate, net, and Ps. 12.8 million of gain in valuation effects of financial instruments, which result was partially offset by Ps. 105.0 million of interest paid in 2012.

In 2011, financial income totaled Ps. 248.3 million, mainly as a result of Ps. 193.8 million in interest gain and an exchange gain, net of $54.5 million, which result was partially offset by interest paid in 2011 of Ps. 69.7 million and Ps. 0.9 million as a result of valuation effect in financial instruments.

For more details see Note 30 of our Audited Consolidated Financial Statements.

Taxes

The following table sets forth our tax position for each of the periods indicated, which is described in more detail in Note 21 of our Audited Consolidated Financial Statements included herein:

TAXES
	As of December 31,
	2011		2012
Total income taxes (benefit) expense,	Ps.	(38.6)	Ps.	602.0
Income tax		69.6		366.4
Deferred income tax		(100.3)		207.1
Income tax in the U.S.		(7.8)		28.5

Total taxes in 2012 totaled Ps. 602.0 million, compared to a tax benefit of Ps. 38.6 million reported in 2011. This decrease was primarily a result of strong results and income in 2012 compared with a weak performance in our 2011 results.

In 2012, the main components of the income tax expense are: a) computed “expected” tax expense for Ps. 586.7 million, which represents 21.0% of total income tax expense; b) the effect of companies outside of simplified regime for Ps.61.8 million, which represents 2.0% of total income tax expense; and c) the net tax effect of inflation for Ps. (47.6) million, which represents (2.0%) of total income tax expense.

In 2011, the main components of the income tax benefit are: a) computed “expected” tax expense for Ps. 239.6 million, which represents 21.0% of total income tax benefit; b) the effect of companies outside of simplified regime for Ps.27.0 million, which represents 2.0% of total income tax benefit; c) the non-taxable gain on purchase of foreign subsidiary for Ps. (220.0) million, which represents (19.0%) of total income tax benefit, and d) the net tax effect of inflation for Ps. (67.9) million, which represents (6.0%) of total income tax benefit.

For more details on our tax position, see Note 21-c) of our Audited Consolidated Financial Statements.

The main components of deferred income tax in 2012 are a slight increase in deferred tax assets for Ps.12.9 million when compared with year 2011, partially compensated by an increase in deferred tax liabilities for Ps. 210.8 million, mainly due to an increase in deferred tax assets-inventories in 2012.

For more details on our tax position, see Note 21-d) of our Audited Consolidated Financial Statements

Profit for the year

The following table sets forth our profit for the year for each of the periods indicated:

PROFIT FOR THE YEAR
	For the years ended December 31,
	2011			2012
Profit for the year	Ps.	1,179.4	4.3%	Ps.	2,191.8	5.6%
Net controlled interest		1,177.3			2,184.6
Net non-controlling interest		2.1			7.2
Basic and diluted earnings per share (in pesos)		1.96			3.65
Net income per ADR (in pesos)		23.52			43.80

As a result of the reasons detailed above, our profit for the year in 2012 totaled Ps. 2,191.8 million, or Ps. 3.65 per basic and diluted share (Ps. 43.80 per ADR), an increase when compared to Ps. 1,179.4 million in net income or Ps. 1.96 per basic and diluted share (Ps. 23.52 per ADR) reported in 2011.

Our net consolidated margin in 2012 was 5.6% compared to a net consolidated margin of 4.3% in 2011.

EBITDA and Adjusted EBITDA Result

EBITDA and adjusted EBITDA in 2012 reached Ps. 3,466.6 and Ps. 3,490.4 million respectively, representing a margin of 8.8% and 8.9%, compared to EBITDA and adjusted EBITDA in 2011 of Ps. 1,709.0 and Ps. 709.0 million and a margin of 6.2% and, 2.6% respectively.

The following table shows reconciliation of adjusted EBITDA and adjusted EBITDA margin to consolidated net income for each of the periods indicated.

ADJUSTED EBITDA
	For the years ended December 31,
	2011		2012
Net income	Ps.	1,179.4	Ps.	2,191.8
Income tax expense (benefit)		(38.6)		602.0
Net finance income		(177.6)		(165.0)
Depreciation and amortization		745.8		837.8
EBITDA result	Ps.	1,709.0	Ps.	3,466.6
EBITDA margin (%)		6.2		8.8
Other (income) expense, net		(1,000.0)		23.8
Adjusted EBITDA result	Ps.	709.0	Ps.	3,490.4
Adjusted EBITDA margin (%)		2.6		8.9
Net revenues	Ps.	27,735.0	Ps.	39,367.4

Critical Fiscal and Accounting Policies

The following information is a summary of the fiscal and accounting policies that could materially affect the Company’s operations or investments.

Income Tax, Asset Tax and Flat Rate Business Tax, Year 2012

Industrias Bachoco and each of its subsidiaries file separate income tax returns. Bachoco, S.A. de C.V., the Company’s main subsidiary, is subject to the simplified regime. This simplified regime is applicable to agriculture, cattle-raising and fishing, among others.

O.K. Industries, subsidiary is located in the U.S. and it has a different fiscal period that the rest of the subsidiaries located in Mexico. O.K. Industries’ fiscal year ends in April each year, while the rest of the Companies end in December.

For more information please see Note 2-p) and, Note 21 of the Audited Consolidated Financial Statements.

Income Tax

In 2009, a tax reform was authorized by which, as of 2010, the tax rate was increased from 19.0% to 21.0% in the simplified regime and from 28.0% to 30.0% in the general regime. Therefore, in fiscal year 2011 and beyond the income tax rate was 21.0% for the simplified regime and 30.0% for the general regime.

The income tax rate for OK Foods was 38.79%.

See Note 21-a) of the Audited Consolidated Financial Statements for more information.

Flat Rate Business Tax (or IETU)

The IETU was published on October 1, 2007 and it came into effect on January 1, 2008. Currently the IETU rate is 17.5%, based on cash flows, and limits certain deductions. The IETU is required to be paid only when it is greater than the income tax to be paid in any given year. To determine the IETU base in a given year, gross income tax (before subtracting deductions) is subtracted from the net income tax (after subtracting deductions), with the difference being the IETU base. If a negative IETU base is determined because deductions exceed income tax, there will be no IETU payable. Instead, the amount of the negative IETU payable base multiplied by the IETU rate results in an IETU credit, which may be applied against the income tax due for the same year or, if applicable, against any IETU payable in the next ten years. See Note 21-b) of the Consolidated Financial Statements for more information.

Deferred income tax in O.K. Industries

Deferred income tax of OK Industries is included in the consolidated deferred income tax of Bachoco, and relate primarily to the use of the farm price method of accounting for inventories for tax purposes and certain self-insurance and other accruals and reserves, as well as temporary differences between financial statement and tax return recognition of certain inventory costs, sales and other amounts resulting from the previous use of the cash basis of accounting for income tax purposes by the subsidiary’s agricultural production operations, as well as differences in basis and depreciation methods used on certain assets.

Use of Estimates and Judgments in Certain Accounting Policies

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the facts and circumstances that support a change in estimates occur and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized is included in the following notes to the Audited Consolidated Financial Statements:

• Note 10 – valuation of financial instruments

• Note 11 – allowance for doubtful accounts

• Note 12 – inventories

• Note 13 – biological assets

• Note 15 – assets available for sale

• Note 16 – useful lives of property, plant and equipment

• Note 21 – deferred income tax assets

• Note 22 – measurement defined labor obligation

The information on assumptions and uncertainty of estimates having a significant risk of an material adjustment in the next year is included in the note to the Audited Consolidated Financial Statements below:

• Note 28 – contingencies.

Allowance for Productivity Declines

The Company records the necessary allowances to recognize declines in the value of its inventory impairment, obsolescence, slow movement and other factors that may indicate that the use or performance of the items that are part of inventory may be lower than their carrying value

Inventory Valuation

Inventory is measured at the lower of cost and net realizable value. The cost of inventory is based on the average costs, and includes expenditure incurred in acquiring such inventory, production or conversion costs, and other costs incurred in bringing them to their existing location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and estimated costs necessary to make the sale.

Cost of sales represents cost of inventory at the time of sale, plus, if applicable, any reductions in the net realizable value of inventory during the year.

Agriculture

Biological assets are measured at fair value less costs of sale, with any change therein recognized as profit or loss. Costs of sale include all costs that would be necessary to sell the assets. The Company’s biological assets consist of hens in production, laying and breeder hens, incubatable eggs and breeder pigs.

When the fair value cannot be reliably, verifiably and objectively determined, the assets are valued at production cost less accumulated depreciation and any cumulative impairment loss.

Cumulative impairment loss in productivity of poultry and breeder swine is estimated based on the future expected life and determined on a straight-line basis.

The agricultural products obtained from biological assets are live chicken, processed chicken, commercial eggs and swine available for sale, which are recognized as inventory in the statement of financial position.

The Company is exposed to financial risks related to changes in chicken price. The Company does not expect a significant drop in chicken price in the future; therefore, it has not entered into any financial derivative agreement or contract for managing the risk related to a decrease in chicken price.

The Company reviews the chicken prices frequently so as to evaluate the need for having financial instrument, to manage such risk. The biological assets were classified in current and non-current assets, based on their availability and business cycle.

Measurement and monitoring of accounts receivable

The Company has a policy in place whereby an allowance for doubtful accounts is established for balances of accounts which are likely to be recovered. For establishing the required reserve, the Company considers historical losses in evaluating the current market conditions as well as the financial condition of customers, accounts receivable in dispute, price differences, the aging of the portfolio and present payment patterns.

See Note 3-i) of our Audited Consolidated financial Statements for more detail.

Pension Plan

Benefit plan in Mexican operations

Bachoco has a retirement plan in which non-union workers in Mexico participate. Pension benefits are determined based on the salary of workers in their final three years of service, the number of years worked in the Company and their age at retirement. This plan includes:

-	Defined contribution plan. A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that is due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

-	Defined benefit plan. A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. It is funded only by contributions made by the Company and is intended to satisfy the Company’s labor obligations to employees.

Benefit plan in U.S. operations

Bachoco USA maintains a 401(k) defined contribution retirement plan covering all employees meeting certain eligibility requirements. The Company contributes to the plan at the rate of 50% of employee’s contributions up to a maximum of 2% of the individual employee’s compensation.

See Note 22 to our Audited Consolidated Financial Statements, for more detail regarding pension plan for Bachoco’s employees either in Mexico and the U.S.

B.	Liquidity and Capital Resources

We are a holding company with no significant operations of our own. Our principal sources of liquidity are:

-	The sales of our products through our subsidiaries in the Mexican and U.S. markets;

-	Credit lines we use from time to time; as of December 31, 2012 and 2011, the unused credit lines of the Company totaled Ps. 2,664.9 and Ps. 2,257.9 million respectively. The Company did not pay any commission or charge for the unused credits.

-	The current local bond issue program available until August 2017. For more details please refer to Item 12 (“Description of Securities Other than Equity Securities”) of this Annual Report.

CASH AND CASH EQUIVALENTS
	As of January 1,			As of December 31,
	2011			2011			2012
Total cash and cash equivalents	Ps.	4,177.2		Ps.	3,036.4		Ps.	5,141.5
Cash and cash equivalents		3,967.9			2,625.7			4,179.5
Primary financial instruments		209.3			410.7			962.0
Acid test ratio(1)		2.9	x		1.4	x		1.8	x

(1) Our acid test ratio is computed by dividing current assets less inventories by current liabilities

In 2012, cash and equivalents totaled Ps. 5,141.5 million, a 69.3% increase from the Ps. 3,036.4 million recorded in 2011. The increase is mainly due to our strong operating results as well as cash resulting from our local bond issuance.

ACCOUNTS RECEIVABLE
	As of January 1,		As of December 31,
	2011		2011		2012
Accounts receivable	Ps.	1,436.5	Ps.	2,235.2	Ps.	2,220.6

Accounts receivable had a slight decrease, 0.7% when compared to 2011, our collection rate showed significant improvement during the same period.

ACCOUNTS PAYABLE
	As of January 1,		As of December 31,
	2011		2011		2012
Trade payable and other accounts payable	Ps.	1,966.0	Ps.	2,921.4	Ps.	3,445.2

In 2012, accounts payable increased 17.9% when compared to 2011, mainly attributed to increases in the costs of raw materials and the increase in our production volume which also lead to increases in our overall costs of sales. These cost increase in turn led to increase in our accounts payable.

TOTAL DEBT
	As of January 1,		As of December 31,
	2011		2011		2012
Total Debt:	Ps.	646.9	Ps.	1,837.4	Ps.	2,723.7
Short-term debt (1)		139.9		1,453.0		1,197.1
Long-term debt (2)		507.1		384.4		26.6
Long-term debt (Local bond issue)		0.0		0.0		1,500.0

(1)	Includes notes payable to banks and current portion of long-term debt.
(2)	Does not include current portion of long-term debt.

As of December 31, 2012, total debt was Ps. 2,723.7 million, an increase of 48.2% when compared to the Ps. 1,837.4 million recorded as of December 31, 2011. This increase was mainly a result of our local bond issuance of Ps. 1,500.0 million in the second quarter of 2012. The bonds issued have an interest rate of 28-day TIIE, offering a yield of TIIE + 0.60% to investors. The funds obtained were used primarily used to pre-pay certain outstanding debt, some of which was previously incurred in the context of our acquisition of OK Foods.

For details of maturity of our debt and the prevailing interest rates, see Note 18 of our Audited Consolidated Financial Statements.

The following table is a reconciliation of Net debt to Total Debt as of the dates indicated.

NET DEBT TO TOTAL DEBT
	As of January 1,		As of December 31,
	2011		2011		2012
Total Debt	Ps.	646.9	Ps.	1,837.4	Ps.	2,723.7
(-) Total cash and equivalents (1)		4,177.2		3,036.4		5,141.5
(=) Net debt		(3,530.3)		(1,199.0)		(2,417.8)
(1)	Includes primary financial instruments

WORKING CAPITAL
	As of January 1,			As of December 31,
	2011			2011			2012
Working capital:	Ps.	3,333.6		Ps.	4,872.9		Ps.	5,707.0
Current assets less cash and equivalents		5,360.5			7,872.9			9,240.3
Current liabilities less short-term debt		2,026.9			3,000.0			3,533.3
Current assets to current liabilities ratio (1)		2.6	x		2.6	x		2.6	x

(1) Ratio is computed by dividing current assets less cash and equivalents by current liabilities less short-term debt.

Our working capital increased by 17.1% in 2012 as compared to 2011, mainly due to an increase in our accounts receivable, inventories of raw materials and final and in process inventories. This increase was partially offset by the increase in our accounts payable.

We believe that our current level of working capital is sufficient for the regular course of our operations. Nevertheless, our working capital needs may be susceptible to change, as they depend mainly on the cost of our main raw materials which affect or inventory cost, and on the level of accounts payable.

CAPITAL EXPENDITURES
	As of December 31,
	2011		2012
Capital expenditures	Ps.	707.5	Ps.	951.8

Most of the capital investments in 2012 and 2011 were financed with resources generated from our own operations.

In 2011 we made capital expenditures of Ps. 707.5 million, to implement new technologies in the processing plants located in Coatzacoalcos, Culiacan and Celaya. Additionally, in Celaya we built a water treatment plant and updated our transportation fleet.

In 2012, we made capital expenditures of Ps. 951.8 million, and were used for the replacement of our transportation fleet, the completion of certain expansion projects and the implementation of productivity projects across all of our facilities in both the U.S. and Mexico.

OPERATING LEASES
	As of December 31,
	2011		2012
Operating leases	Ps.	188.2	Ps.	194.1

We entered into operating leases for certain offices, production sites, computer equipment, and vehicles. These agreements have terms ranging between one and five years and some of them contain renewal options.

See Note 24 to our Audited Consolidated Financial Statements for more information.

Financial Instruments

In the normal course of our business, we use various financial instruments that expose us to financial risks involving fluctuations in currency exchange rates and to commodity price risk in connection with fluctuations in the prices for our feed ingredients.

The main risk that the Company faces with the use of these derivative instruments is the volatility in the exchange rate of the peso against the U.S. dollar.

A strong variation in the exchange rates between the peso and the dollar could affect our financial results, as a greater percentage of our sales are made in pesos, and a large percentage of our purchases of raw material are made in dollars.

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

See Note 10 to our Audited Consolidated Financial Statements for more information.

LIABILITIES IN FOREIGN CURRENCY
	As of January 1,		As of December 31,
	2011		2011		2012
Short-term liabilities in foreign currency(1)	Ps.	0.0	Ps.	1,047.8	Ps.	643.5

(1) The foreign currency is dollars.

In 2012 and 2011 our bank debt denominated in U.S. dollars was Ps. 643.5 and Ps. 1,047.8 million pesos respectively, at an interest rate of 1.06% in 2012 and 0.8702% in 2011.

Our risk committee approves any change in policies and reviews the application of current policies. For more details see Note 18 to our Audited Consolidated Financial Statements.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

Our demand and prices continues depending mainly on supply and demand in both markets, Mexico and U.S. and no new effect has been identify, additionally to those effects present in the past.

Cost of our main raw materials is subject to level of inventories available, as it occurred in past periods and no disruption new technology is foresee in the near future.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements of the type that we are required to disclose under this Item.

F.	Tabular Disclosure of Contractual Obligations

Our major categories of indebtedness included the following:

-	As of December 31, 2012 and 2011, we had Ps. 115.6 and Ps. 175.2 million in current installments of long-term debt respectively.

-	Long-term debt to banks, excluding the current installments of long-term debt as of December 31, 2012 was Ps. 26.6 million plus an additional Ps. 1,500.0 million as a result of our local bond issuance, while long-term debt to banks in 2011, excluding the current installments of long-term debt, totaled Ps. 384.4 million.

-	The weighted average interest rates on long-term debt, excluding the local bond issuance, for 2012 and 2011 were 5.40% and 5.58% respectively.

See Note 18-b) of our Audited Consolidated Financial Statements for more detail.

The Company has certain leases related to operating assets, including farms and administrative offices. The following table summarizes long-term debt as of December 31, 2012. The table does not include current installments of long-term debt, accounts payable or pension liabilities.

CONTRACTUAL OBLIGATIONS
In millions of pesos	Total		2014	2015	2016	2017
Long-term debt	Ps.	1,526.6	16.4	7.7	2.5	1,500.0
Operating leases	Ps.	203.4	56.1	38.8	22.1	18.7

Operating leases for 2013 are Ps. 67.8 and current installments of long term debt are Ps. 115.6 millions.

The Company’s future minimum rental payments required under its operating leases having an initial or remaining non-cancellable lease term in excess of one year as of December 31, 2012, and for each of the five succeeding years, are as follows:

OPERATING LEASES
In millions of pesos	Total		2013	2014	2015	2016	2017
Operating Leases	Ps.	130.9	31.9	31.9	31.9	17.6	17.6

G.	Safe Harbor

Not applicable.

ITEM 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

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

Mr. Felizardo Gastelum Felix was President of the Audit and Corporate Practices Committee and Financial Expert of the Company from April 27, 2011 until his death on April 18, 2012.

On August 22, 2012, Mr. Humberto Schwarzbeck was elected as Interim President of the Audit and Corporate Governance Committee. Later on April 24, 2013 during the Annual stockholders meeting, Mr. Shwarzbeck was elected as President of the Audit and Corporate Practices Committee.

At our annual stockholders’ meeting held on April 24, 2013, we ratified the membership of our Board of Directors, which is composed of the following members:

MEMBERS OF THE BOARD
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

Honorary Members of the Board

Enrique Robinson Bours Almada , Mario Javier Robinson Bours Almada , and Juan Bautista Salvador Robinson Bours are co-founders of the Company and Honorary members of the board.

The following table identifies the relationships among members of each of the four Bours families:

Cousins	in law-related
Brothers: • Arturo Bours Griffith • Octavio Robinson Bours • Jose Francisco Bours Griffith
Brothers: • Jesus Enrique Robinson Bours Muñoz • Jesus Rodolfo Robinson Bours Muñoz	• Guillermo Pineda Cruz
Brothers: • Francisco Javier R. Bours Castelo • Jose Gerardo Robinson Bours Castelo • Jose Eduardo Robinson Bours Castelo
• Juan Salvador Robinson Bours Martinez	• Ricardo Aguirre Borboa • Gustavo Luders Becerril

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

Jose Gerardo Robinson Bours Castelo, Proprietary Shareholder Director since 2008. He previously served as Systems Manager. Mr. Bours, holds a degree in Computer Engineering from the ITESM. He currently serves as member of the Board of the following companies: Megacable Holdings, S.A.B. de C.V., Congeladora Horticola, S.A. de C.V., Acuicola Boca, S.A. de C.V., Industrias Boca, S.A. de C.V. and Centro de Servicios Empresariales del Noreste, S.A. de C.V. He is also Chairman of Fundacion Mexicana para el Desarrollo Rural del Valle del Yaqui and the ITESM in Obregon.

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

Humberto Schwarzbeck Noriega, Independent Director, is member of the board since 2003. He holds a degree in economics from the ITESM. He is currently CEO of Yeso Industrial de Navojoa S.A. de C.V. Mr. Schwarzbeck was elected as President of the Audit and Corporate Practices Committee, during the stockholders meeting that took place on April 24, 2013.

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

Cristobal Gustavo Mondragon Fragoso was Related Proprietary Director from April 25, 2011 to the day of his death on January 7, 2013. Mr. Mondragon joined Bachoco in 1982 and was Chief Executive Officer since 2001 to October 2010. Previously, Mr. Mondragon served in Bachoco as Administration Manager, as Manager of Corporate Finance and as Chief Financial Officer.

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

Executive Officers

EXECUTIVE OFFICERS
Name	Position	Year of Birth
Rodolfo Ramos Arvizu	Chief Executive Officer	1957
Paul Fox	Chief Executive Officer, U.S. Operations	1966
Daniel Salazar Ferrer	Chief Financial Officer	1964
David Gastelum Cazares	Director of Sales	1951
Jose Luis Lopez Lepe	Director of Personnel	1947
Ernesto Salmon Castelo	Director of Operations	1962
Andres Morales Astiazaran	Director of Marketing and modern Segments sales	1968
Marco Antonio Esparza Serrano	Comptroller Director	1955
Alejandro Elias Calles Gutierrez	Director of Purchasing	1956

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

Alejandro Elias Calles Gutierrez, was named purchasing Director in 2010. Mr. Calles joined Bachoco in January 2010 as Manager of Purchasing. Previously Mr. Calles worked as the CEO of “Agroinsumos Cajeme,” Chairman of the Board of the “Distrito de Riego” in the Yaqui River, Secretary of the SAGARPA in the state of Sonora, and Leader of the Secretaries of SAGARPA in Mexico and Manager of the leasing department of Inverlat. Mr. Calles holds a degree in Agronomy from the ITESM.

B.	Compensation

The table below sets forth the aggregate compensation paid to our directors and executive officers, for services they rendered in their respective capacities, for the years ended December 31, 2012 and 2011.

TOTAL COMPENSATIONS	As of December 31,
	2011		2012
Compensation, net (in millions)	Ps.	44.4	Ps.	39.3

C.	Board Practices

We do not have any special agreements or contracts with any member of our board. All of our board members are subject to the specific expiration dates of their current terms of office.

Audit and Corporate Practices Committee

The mandate of the Audit and Corporate Practices Committee is to establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, pursuant to our bylaws and Mexican law, among others, the Audit and Corporate Practices Committee must do the following:

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

Mr. Felizardo Gastelum Felix was President of the Audit and Corporate Practices Committee and Financial Expert of the Company from April 27, 2011 until his death on April 18, 2012.

On August 22, 2012, Mr. Humberto Schwarzbeck was elected as Interim President of the Audit and Corporate Practices Committee. Later, during the stockholders meeting that took place on April 24, 2013, Mr. Schwarzbeck was elected as President of the Audit and Corporate Practices Committee, which is composed of the following members:

AUDIT AND CORPORATE PRACTICES COMMITTEE

Name	Position	Member since
Humberto Schwarzbeck Noriega	President	2003
Ricardo Aguirre Borboa	Member	2003
Avelino Fernandez Salido	Member	2003

Mr. Ricardo Aguirre Borboa represents the controlling shareholders and has no voting rights in the audit committee.

D.	Employees

The Company has employees in Mexico and the United States.

In 2012, around 59.0% of our employees in Mexico were members of labor unions in our operations in Mexico. As of March 2013 and the date of this annual report, labor relations with our employees in Mexico are governed by 52 separate collective labor agreements, each relating to a different group of employees and negotiated on behalf of each such group by a different labor union.

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

WORKFORCE
	2010	2011	2012
Total employees:	23,473	25,326	25,281
in Mexico	23,473	22,473	22,048
In the U.S.	-	2,853	3,233

E.	Share Ownership

To the best of our knowledge, no individual director or manager holds Shares of the Company. At this time, we have not developed a share options plan for our employees.

ITEM 7.	Major Stockholders and Related Party Transactions

Before September 2006, our Common Stocks consisted of 450,000,000 Series B Shares and 150,000,000 Series L Shares. Holders of Series B Shares were entitled to one vote at any general meeting of our stockholders for each Series B Share held. Holders of Series L Shares were entitled to one vote for each Series L Share held, but only with respect to certain matters. We had UBL Units consisting of one Series B Share and one Series L Share and B Units consisting in two Series B Shares.

During the extraordinary meeting held on April 26, 2006 Shareholders approved the Company’s plan to convert the Series L Shares into Series B Shares, with full voting rights, as well as the dissolution of UBL and UBB Units into their components Shares.

This process was completed in September 2006, and included two steps: separating the UBL and UBB Units trading on the Mexican Exchange into their component Shares and converting the Series L Shares into Series B Shares, thereby creating a single share class, the Series B Shares. These Shares are trading on the Mexican stock market. The ADR which trade on the NYSE still consist of twelve underlying Shares, but they are all Series B Shares, with full voting rights.

A.	Major Shareholders

The Robinson Bours family owns the 82.75% of the total shares outstanding of the Company. They have established two Mexican trusts (“Control Trust” and “Family Trust”) that together held 496,500,000 Shares outstanding as of the date of this Annual Report.

As of December 31, 2012, from the 100.0% of the total Shares of the Company, there were approximately 45 shareholders in the NYSE (there are no significant changes as of March 31, 2013).

		As of December 31,
	2010	2011	2012
Total free float shares	103,500,000	103,500,000	103,500,000
ADRs outstanding at the NYSE(1)	6,740,949	6,071,748	4,560,699
Percentage of shares over free float	65.1%	70.4%	52.9%

(1) According to our Depositary Bank (The Bank of New York Mellon).

We estimate that the difference between total shares outstanding at the NYSE and the total free float represents the shares trading at the Mexican Stock Exchange.

According to most recent information providing by Stock houses at the date of our 2012 Bachoco’s stockholders Annual meeting, we accounted with 306 Shareholders at the BMV.

The following table sets forth the Company’s main shareholders, which held 1.0% or more of the total shares of the Company, as of December 31, 2013.

	Shares(1)	Position	Country
Control Trust	312,000,000	52.00%	Mexico
Family Trust	184,500,000	30.75%	Mexico
Royce & Associates LLC	20,868,816	3.5%	U.S.
River Road Asset Management LLC	8,551,572	1.4%	U.S.

(1) All shares B Class with full voting rights.

As of March 31, 2013 there have been no significant changes in the composition of the Company’s main shareholders.

B.	Related Party Transactions

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

We expect to engage in similar transactions in the future. All of these transactions are described below:

-	We regularly purchase vehicles and related equipment from distributors owned by various members of the Robinson Bours family. The distribution of vehicles and related equipment is a highly competitive aspect of business in the areas in which we operate. We are not dependent on affiliated distributors and are able to ensure that the pricing and service we obtain from affiliated distributors are competitive with those available from other suppliers.

-	The Robinson Bours Stockholders also own Taxis Aereos del Noroeste, S.A. de C.V., an air transport company that provides transportation for members of the Board of Directors to and from meetings at our headquarters in Celaya, Guanajuato in Mexico.

-	We purchased feed and packaging materials from enterprises owned by Robinson Bours Stockholders, the family of Enrique Robinson Bours and the family of Juan Bautista Robinson Bours.

-	We also have accounts payable to related parties. These transactions took place among companies owned by the same set of stockholders.

Neither we nor our subsidiaries have loaned any money to any of our directors or officers, controlling shareholders or entities controlled by these parties.

EXPENSES INCURRED IN CONNECTION WITH RELATED PARTIES
	As of December 31,
	2011		2012
Purchases of feed and packaging materials	Ps.	477.3	Ps.	608.5
Purchases of vehicles and related equipment		145.3		129.8
Air Transportation Services		10.1		10.1

ACCOUNTS PAYABLE TO RELATED PARTIES
	As of December 31,
	2011		2012
Accounts payable to related parties	Ps.	78.5	Ps.	88.0

See Note 20 to our Audited Consolidated Financial Statements for more detail regarding income and expenses incurred in connection with third parties transactions.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.  Financial Information

A.	Consolidated Statements and Other Financial Information

Our Audited Consolidated Financial Statements are included in Item 18 of this Annual Report. The Audited Consolidated Financial Statements were audited by an independent registered public accounting firm and are accompanied by their audit reports.

The Auditors

In 2008, the Company’s Board of Directors, as per the Audit Committee’s recommendation, approved the selection of KPMG Cardenas Dosal S.C. (or “KPMG”) as the Company’s independent auditor. The Board of Directors has ratified the appointment of KPMG in the subsequent years.

Accounting Policies

In accordance with the requirements of CNBV, effective January 1, 2012, the Company adopted IFRS, meeting the CNBV requirements, and for comparison purposes, our financial statements as of and for the fiscal year ended December 31, 2011, and the opening balance as of January 1, 2011 were converted from MFRS to IFRS to make them comparable to our consolidated financial statements for fiscal year 2012.

Bachoco prepared its opening balance sheet under IFRS as of January 1, 2011, following the guidance set forth by IFRS 1, First time adoption (“IFRS 1”). The options selected by Bachoco in the migration to IFRS and the effects on its opening statement of financial position as of January 1, 2011, according to IFRS 1, as well as the effects on its statement of financial position as of December 31, 2011, and its statement of comprehensive income for the year ended December 31, 2011, as compared to Bachoco’s previously reported amounts under MFRS, are described in note 33 to our Audited Consolidated Financial Statements included elsewhere in this annual report.

See Note 3 to our Consolidated Financial Statements for a description of principal accounting policies that apply to us, as well as Note 33 with principal changes in the transition process to IFRS.

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

At the Company's annual shareholder's meeting held on April 24, 2013, the Board of Directors approved a cash dividend payment of Ps. 0.5840 per share or Ps. 7.008 per ADR to be paid in two equal installments in the months of May and July of 2013.

DIVIDENDS
	As of December 31,
	2010		2011		2012
Total dividends paid	Ps.	250.1	Ps.	299.9	Ps.	299.2
Dividend paid per Share (in pesos)		0.42		0.50		0.50
Dividends paid per ADR (in pesos)		5.00		6.00		6.00

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

Mexican law requires that 5.0% of our net income each year be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20.0% of our capital stock. Mexican corporations may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund. The Company complies with this requirement and it is able to distribute dividends.

B.	Significant Changes

In January, 2009, the CNBV published certain amendments to the Rules for Public Companies and other participants in the Mexican Securities Market that require public companies to report financial information in accordance with the IFRS issued by the IASB, effective as of January 1st 2012. On January 1, 2012, we adopted IFRS, meeting the CNBV requirements.

See Note 3 to our Consolidated Financial Statements for a description of principal accounting policies that apply to us, as well as Note 33 with principal changes in the transition process to IFRS.

ITEM 9.  The Offer and Listing

A.	Offer and Listing Details

We trade with fully registered shares, since 1997. The Company trades in the NYSE and the BMV with one single class of shares, with full rights.

On the NYSE, we trade through ADRs, with full registration, level 3, and each of our ADRs represents twelve shares. Our Depositary Bank is the Bank of New York Mellon.

The following tables set forth the high, low and close prices of the Shares on the BMV and NYSE, reported by these companies, for each of the periods indicated.

SHARE PRICES

	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Year	High	Low	Close	High	Low	Close
2008	30.15	14.21	15.99	33.34	12.75	14.50
2009	26.00	11.85	25.00	23.16	9.03	23.00
2010	26.99	18.40	25.55	26.10	17.01	24.19
2011	27.86	20.30	22.30	28.75	17.40	19.07
2012	30.13	20.59	30.13	27.97	18.86	27.92
Quarter	High	Low	Close	High	Low	Close
1Q-2011	27.84	25.00	27.53	28.00	24.20	27.97
2Q-2011	27.86	23.66	23.66	28.75	24.10	24.10
3Q-2011	25.87	20.95	25.60	24.62	20.00	22.47
4Q-2011	25.50	20.30	22.30	22.79	17.40	19.07
1Q-2012	23.30	20.59	22.50	21.55	18.86	21.06
2Q-2012	25.10	21.53	24.90	22.15	19.55	21.95
3Q-2012	26.35	24.38	25.77	24.06	21.51	24.06
4Q-2012	30.13	25.35	30.13	27.97	23.50	27.92
Month	High	Low	Close	High	Low	Close
Oct 2012	27.77	25.35	27.66	25.83	23.50	25.50
Nov 2012	28.51	27.25	28.01	26.44	25.15	26.10
Dec 2012	30.13	28.01	30.13	27.97	25.99	27.92
Jan 2013	29.99	28.80	29.50	28.03	27.07	27.82
Feb 2013	32.34	28.97	31.80	30.35	27.02	30.01
Mar 2013	34.27	31.82	32.92	33.89	29.91	32.12

The following tables set forth the total trading volume of our Shares and ADRs on the BMV and NYSE, respectively, for each of the periods indicated.

TRADING VOLUME OF THE COMPANY’S SHARES

	BMV	NYSE
	In Shares	In ADR
Year 2012	Total Volume	Total Volume
2008	3,126,800	4,194,100
2009	4,816,500	2,670,400
2010	14,527,900	2,174,700
2011	31,333,000	3,338,300
2012	44,787,100	4,525,400
Quarter	Total Volume	Total Volume
1Q-2012	13,150,500	1,612,300
2Q-2012	11,770,400	1,047,300
3Q-2012	10,025,600	910,100
4Q-2012	9,840,600	955,700
Last 6 months	Total Volume	Total Volume
October, 2012	1,767,800	147,700
November, 2012	1,341,100	164,000
December, 2012	6,731,700	644,000
January, 2013	1,756,611	254,600
February, 2013	5,640.990	398,135
March, 2013	2,681,600	318,600

Market Maker

On January 24, 2011, the Company announced the hiring of Accival as its market maker in order to promote and increase liquidity of its shares listed on the BMV.

The market maker was traded for two periods of six months and ended its operation on December 24, 2011. Although there was a significant increase in trading volume, the Company decided not to renew a third period with the market maker.

B.	Plan of Distribution

Not applicable.

C.	Markets

On September 19, 1997, Bachoco commenced trading on the BMV, and on the NYSE. As of March 31, 2013 there were 4,621,100 ADRs outstanding at the NYSE, It represents 9.2% of the total Shares of the Company or the 53.6% of the free float. Based on these figures, we can assume that the 46.4% remaining is trading at the Mexican Stock Exchange, besides the 82.75% of shares that owns the Robinson Bours Family.

Exchange	Country	Ticker Symbol	Securities
BMV	Mexico	Bachoco	Shares
NYSE	U.S.	IBA	ADR

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.  Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Information regarding the memorandum and articles of association are included in our F-1 Form and, an English translation of our bylaws is attached in this annual report, and is incorporated by reference herein and is also available on our web page www.bachoco.com.mx

The discussion set forth below contains information concerning our capital stock and a brief summary of the material provisions of the bylaws and applicable Mexican law. This summary does not purport to be complete and is qualified in its entirety by reference to the bylaws and the applicable provisions of Mexican law.

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

Note: An English translation of our complete bylaws is attached in this annual report.

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

Holders of shares and, accordingly, holders of ADRs will have equal rights, on a per Share basis, to dividends and other distributions, including any distributions we make upon liquidation. Partially paid Shares participate in any distribution to the extent that such Shares have been paid at the time of the distribution or, if not paid, only with respect to the proportion paid.

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

Preemptive Rights

Except in certain limited circumstances, in the event of a capital increase through the issuance of new Shares for payment in cash or in kind, a holder of existing Shares of a given Series at the time of the capital increase has a preferential right to subscribe for a sufficient number of new Shares of the same Series to maintain the holder’s existing proportionate holdings of Shares of that Series or, in the event of a capital increase through the issuance of limited-voting or non-voting stock only, to subscribe for a sufficient number of the Shares to be issued to maintain the holder’s existing proportionate holdings of our capital stock. Preemptive rights must be exercised within 15 days following the publication of notice of the capital increase in the Diario Oficial de la Federacion (Official Gazette) or following the date of the stockholders’ meeting at which the capital increase was approved if all stockholders were represented at such meeting; otherwise, such rights will lapse. Under Mexican law, preemptive rights cannot be waived in advance by a stockholder, except under limited circumstances, and cannot be represented by an instrument that is negotiable separately from the corresponding share. The Robinson Bours Stockholders, including the Selling Stockholders, have waived all preemptive rights with respect to the Shares and the ADRs being offered in the Global Offering. Holders of ADRs that are U.S. citizens or are located in the United States may be restricted in their ability to participate in the exercise of preemptive rights.

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

Other Provisions

Fixed and variable capital

As a “sociedad anonima de capital variable”, we are permitted to issue Shares constituting fixed capital and Shares constituting variable capital. The issuance of variable capital Shares, unlike the issuance of fixed capital Shares, does not require an amendment of the bylaws, although it does require approval at a general ordinary stockholders’ meeting. In no case may the capital of the Company be decreased to less than the minimum required by law and any decrease in the shareholders’ equity must be registered in the Equity Variations Book that the Company will keep for such purpose.

Repurchase in the event of delisting

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

Forfeiture of Shares

As required by Mexican law, our bylaws provide that our current and future foreign stockholders are formally bound to the Mexican Secretaria de Relaciones Exteriores (“Ministry of Foreign Relations”) to consider themselves as Mexican nationals with respect to our Shares that they may acquire or of which they may be owners, and with respect to the property, rights, concessions, participations or interests that we may own or rights and obligations that are based on contracts to which we are party with the Mexican authorities, and not to invoke the protection of their government under penalty, should they do so, of forfeiting to the Mexican State the corporate participation that they may have acquired. In the opinion of Galicia & Robles, S.C., our special Mexican counsel, under this provision a non-Mexican stockholder (including a non-Mexican holder of ADRs) is deemed to have agreed not to invoke the protection of his own government by requesting such government to interpose a diplomatic claim against the Mexican government with respect to the stockholder’s rights as a stockholder, but is not deemed to have waived any other rights it may have with respect to its investment in us, including any rights under U.S. securities laws. If the stockholder should invoke such governmental protection in violation of this agreement, its Shares could be forfeited to the Mexican State. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of capital stock by foreign investors.

Exclusive Jurisdiction

Our bylaws provide that legal actions relating to any conflict between our stockholders and us, or among the stockholders in connection with matters related to us, may be brought only in courts in Mexico City. Therefore, our stockholders are restricted to the courts of Mexico City.

Duration

The duration of our existence under our bylaws is indefinite.

Repurchase of our own Shares

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

Non-Subscribed Shares

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

Stockholder Conflicts of Interest

Under Mexican law, any stockholder that has a conflict of interest with respect to any transaction must abstain from voting thereon at the relevant stockholders’ meeting. A stockholder that votes on a business transaction in which its interest conflicts with that of ours may be liable for damages if the transaction would not have been approved without such stockholder’s vote.

Board Member Conflicts of Interest

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

Appraisal Rights

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

Actions against Directors

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

The following discussion is a general summary of the principal U.S. federal income tax consequences and the principal Mexican federal tax consequences of the acquisition, ownership and disposition of Shares or ADRs. This summary does not purport to address all material tax consequences that may be relevant to holders of Shares or ADRs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities, investors liable for the U.S. alternative minimum tax, investors that own or are treated as owning 10% or more of our voting stock, investors that hold Shares or ADRs as part of a straddle, hedge, conversion transaction or other integrated transaction and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules. In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement, and in any related agreement, will be performed in accordance with its terms.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Shares or ADRs that, for U.S. federal income tax purposes, is:

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

If a partnership holds Shares or ADRs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership considering the purchase of Shares or ADRs should consult its own independent tax advisor regarding the U.S. federal income tax consequences of investing in Shares or ADRs through a partnership.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. See “U.S. Federal Income Taxation—Passive Foreign Investment Company Rules” below. This discussion is based on the federal income tax laws and regulations of the United States and Mexico, judicial decisions, published rulings and administrative pronouncements, all as in effect on the date hereof, and all of which are subject to change (and some changes may have retroactive effect) and different interpretations. Further, this discussion does not address U.S. federal estate and gift tax, U.S. Medicare contribution tax or the alternative minimum tax consequences of holding Shares or ADRs or the indirect consequences to holders or equity interests in partnerships (or any other entity treated as a partnership for U.S. federal income tax purposes) that own Shares or ADRs. In addition, this discussion does not address the non-U.S., non-Mexican, state or local tax consequences of holding Shares or ADRs. Prospective purchasers of Shares or ADRs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of Shares or ADRs, including, in particular, the effect of any non-U.S. non-Mexican, state or local tax laws.

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

In general, for U.S. federal income tax purposes, holders of ADRs evidencing ADRs will be treated as the beneficial owners of the Shares represented by those ADRs. However, see the discussion below under “Taxation of Dividends” regarding certain statements made by the U.S. Treasury concerning depository arrangements.

U.S. Federal Income Taxation

U.S. Holders

The following discussion is a summary of the material U.S. federal income tax consequences to holders of our Shares and of ADRs that are U.S. Holders and that hold those Shares or ADRs as capital assets (generally, for investment purposes).

Taxation of Dividends

Cash distributions paid with respect to the Shares or ADRs to the extent paid out of our earnings and profits (as determined under U.S. federal income tax principles) will be included in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the U.S. Holder, in the case of Shares, or the Depositary, in the case of ADRs. We do not currently maintain calculations of our earnings and profits under U.S. federal income tax principles. Because these calculations are not made, distributions should be presumed to be taxable dividends for U.S. federal income tax purposes.

A U.S. Holder will be entitled, subject to a number of complex limitations and conditions (including a minimum holding period requirement), to claim a U.S. foreign tax credit in respect of any Mexican income taxes withheld on dividends received on Shares or ADRs. U.S. Holders who do not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such Mexican income taxes, provided the U.S. Holder elects to deduct (rather than credit) all foreign income taxes for that year. Dividends received with respect to Shares or ADRs will be treated as foreign source income, subject to various classifications and other limitations. For purposes of the U.S. foreign tax credit limitation dividends paid with respect to Shares or ADRs generally will constitute “passive category income.” For most of U.S. Holders. The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADRs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of such ADRs. Accordingly, the analysis of the creditability of Mexican income taxes described above could be affected by future actions that may be taken by the U.S. Treasury Department. The rules relating to computing foreign tax credits or deducting foreign taxes are extremely complex, and U.S. Holders are urged to consult their own independent tax advisors regarding the availability of foreign tax credits with respect to any Mexican income taxes withheld.

Dividends paid in pesos will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. Holder, in the case of Shares, or by the Depositary, in the case of ADRs (regardless of whether such pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt by the U.S. Holder or the Depositary, as the case may be, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received which are converted into U.S. dollars on a date subsequent to receipt.

Cash dividends to corporate U.S. Holders will not be eligible for the dividends-received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended (the “Code”). Subject to certain exceptions for short term and hedged positions, and provided that we are not a PFIC (as discussed below), dividends received by certain U.S. Holders (including individuals) with respect to the Shares or ADRs will be subject to U.S. federal income taxation at preferential rates if such dividends represent “qualified dividend income.” Dividends paid on the ADRs will be treated as qualified dividend income if (i) we are eligible for the benefits of the Tax Treaty or the ADRs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. We expect to be eligible for the benefits of the Tax Treaty. In addition, under current guidance recently issued by the Internal Revenue Service (“IRS”), the ADRs should qualify as readily tradable on an established securities market in the United States so long as they are listed on the New York Stock Exchange, but no assurances can be given that the ADRs will be or remain readily tradable under future guidance.

The U.S. Treasury Department has announced its intention to promulgate rules pursuant to which shareholders (and intermediaries) will be permitted to rely on certifications from issuers to establish that dividends qualify for the reduced rate of U.S. federal income taxation. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of Shares or ADRs should consult their own tax advisors regarding the availability of the reduced rate in the light of their own particular circumstances.

Distributions to U.S. Holders of additional Shares with respect to their Shares or ADRs that are made as part of a pro rata distribution to all of our stockholders generally will not be subject to U.S. federal income tax. If holders of the ADRs are restricted in their ability to participate in the exercise of preemptive rights, the preemptive rights may give rise to a deemed distribution to holders of the Shares under Section 305 of the Code. Any deemed distributions will be taxable as a dividend in accordance with the general rules of the income tax treatment of dividends discussed above.

Taxation of Capital Gains

Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Shares or ADRs generally will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. Holder’s adjusted tax basis in the Shares or ADRs and the amount realized on the disposition. A U.S. Holder generally will have an adjusted tax basis in its Shares or ADRs equal to its U.S. dollar cost for such Shares or ADRs. Gain or loss recognized by a U.S. Holder on the sale or other disposition of Shares or ADRs will generally be long-term gain or loss if, at the time of disposition, the U.S. Holder has held the Shares or ADRs for more than one year.

Certain U.S. Holders, including individuals, are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deduction of a capital loss is subject to limitations under the Code.

Gain realized by a U.S. Holder on a sale or other disposition of Shares or ADRs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if any Mexican withholding tax is imposed on the sale or disposition of the Shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. Alternatively, a U.S. Holder may deduct the Mexican tax withheld from its gross income, provided such U.S. Holder does not claim a foreign tax credit for any foreign income taxes paid or accrued during the taxable year. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the Shares or ADRs.

In some cases, gain may be treated as foreign source income by holders eligible for the benefits of the Tax Treaty. U.S. Holders should consult their own tax advisors regarding the application of the Tax Treaty to gain or loss recognized on the sale or other taxable disposition of Share or ADRs.

Deposits and withdrawals of Shares by U.S. Holders in exchange for ADRs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

Based on current estimates of our income and assets, we do not believe that we were classified for our most recently-ended taxable year, or will be classified for our current taxable year, as a PFIC for U.S. federal income tax purposes, and we intend to continue our operations in such a manner that we will not become a PFIC in the future, although no assurances can be made regarding determination of our PFIC status in the current or any future taxable year. If we are treated as a PFIC for any taxable year, a U.S. Holder would be subject to special rules (and may be subject to increased tax liability and form filing requirements) with respect to (a) any gain realized on the sale or other disposition of Shares or ADRs, and (b) any “excess distribution” made by us to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on the Shares or ADRs exceed 125.0% of the average annual distributions the U.S. Holder received on the Shares or ADRs during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the Shares or ADRs). Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the Shares or ADRs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day on which we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which the Issuer was a PFIC would be subject to U.S. federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of U.S. federal income tax would be imposed in respect of the tax attributable to each prior year in which we were treated as a PFIC.

In addition, a U.S. Holder generally must file IRS Form 8621 periodically to disclose ownership of an equity interest in a PFIC during any taxable year.

Prospective investors should consult their own tax advisors regarding the potential application of the PFIC rules to Shares or ADRs and the application of recently enacted legislation to their particular situation.

Non-U.S. Holders

The following discussion is a summary of the principal U.S. federal income tax consequences to beneficial holders of Shares or ADRs that are neither U.S. Holders nor partnerships for U.S. federal income tax purposes (“Non-U.S. Holders”).

Subject to the discussion below under “U.S. Backup Withholding and Information Reporting,” a Non-U.S. Holder of Shares or ADRs will not be subject to dividend or U.S. federal income or withholding tax on a dividend paid by us or gain realized on the sale of Shares or ADRs, unless (i) such dividend or gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment or fixed base of such Non-U.S. Holder) or (ii) in the case of gain realized by an individual Non-U.S. Holder, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

U.S. Backup Withholding and Information Reporting

In general, dividends on Shares or ADRs, and payments of the proceeds of a sale or other taxable disposition of Shares or ADRs, paid within the United States, by the U.S. payor or through certain U.S.-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding at a current rate of 28%, unless the U.S. Holder (i) establishes that it is an exempt recipient or (ii) with respect to backup withholding, provides an accurate taxpayer identification number and certifies that it is a U.S. person and that no loss of exemption from backup withholding has occurred. Payments made within the United States, by a U.S. payor or through certain U.S.-related financial intermediaries to a Non-U.S. Holder will not be subject to backup withholding tax and information reporting requirements if an appropriate certification is provided by the Non-U.S. Holder to the payor or intermediary and the pay or intermediary does not have actual knowledge or a reason to know that the certificate is incorrect.

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

In addition, U.S. Holders should be aware that legislation enacted in 2010 imposes new reporting requirements with respect to the holding of foreign financial assets, including stock of foreign issuers, if the aggregate value of all of such assets exceeds $50,000, subject to certain exceptions. U.S. Holders should consult their own tax advisors regarding the application of the information reporting rules to our common Shares and the application of these reporting requirements to their particular situation.

Mexican Taxation

Taxation of Dividends

Dividends, either in cash or in any other form, paid with respect to the Shares constituting the Shares or the ADRs will not be subject to Mexican withholding tax.

Taxation of Capital Gains

Gain on the sale or other disposition of ADRs by holders who are not Mexican Residents (as defined below) will not be subject to Mexican income tax. Deposits of Shares in exchange for ADRs and withdrawals of Shares in exchange for ADRs will not give rise to Mexican income tax.

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

The Mexican tax rules governing the taxation of gains of holders who are not Mexican Residents on dispositions of their Shares or ADRs were amended during 2002. Holders who are not Mexican Residents who disposed of their Shares or ADRs during 2003 should consult their own Mexican tax advisors on the Mexican tax treatment of such dispositions.

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

Other Mexican Taxes

There are no Mexican inheritance, succession or similar taxes applicable to the ownership, transfer or disposition of ADRs or Shares by holders that are not Mexican Residents; provided, however, that gratuitous transfers of Shares may in certain circumstances cause a Mexican federal tax to be imposed on the recipient. There is no Mexican stamp, issue, registration or similar taxes or duties payable by holders of ADRs or Shares. Brokerage fees on securities transactions carried out through the Mexican Stock Exchange are subject to a 16%, valued added tax.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

The documents concerning us which are referred to in this document are available in our company headquarters, located at avenida Tecnologico No. 401, Ciudad Industrial, Celaya, Guanajuato, zip code 38010, Mexico, for any inspection required. Part of this information is available on our web page, at www.bachoco.com.mx.

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

The Company is exposed to the following risks related to the use of financial instruments to which risk management is applied:credit risk, liquidity risk, market risk, and operational risk.

Note 5 of our Audited Consolidated Financial Statements presents information on the Company’s exposure to each of the aforementioned risks, and the Company’s objectives, policies and procedures for risk measurement and management. Further quantitative disclosures are included in various sections of these Audited Consolidated Financial Statements included in this annual report.

Risk management framework

The risk philosophy adopted by the Company seeks to minimize the risk and, therefore, to enhance its business stability, by opting for a sound relationship between the levels of risk assumed and its operating capabilities, for ensuring a better decision-making that will enable an optimal combination of products and assets leading to a risk-return ratio more in line with the stockholders’ risk profile.

Risk means the level of uncertainty associated with the Company’s future losses.

Risk Management means the “Set of objectives, policies, procedures and actions implemented to identify measure, monitor, limit, control, report and disclose the various types of risks to which the entity is exposed”.

Currency Fluctuation

Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to cost and expenses which are denominated in U.S. dollars. See Risk Factors under Item 3.

During 2011, we had a foreign exchange gain of Ps. 54.5 million, and, despite the volatility of the peso during the year, our investments allowed us to register this gain. As of the same date, the net interest income and the valuation effects of our financial instruments totaled $193.3 million.

During 2012, we had a foreign exchange gain of Ps. 35.2 million, even when the peso was volatile during the year, our investments allowed us to register this gain. As of the same date, the net interest income and the valuation effects of our financial instruments totaled Ps. 234.8 million.

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

For more details see Note 10 to our Audited Consolidated Financial Statements.

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

As of December 31, 2012, we did not have derivative positions related to exchange rates.

Interest Rates

Our earnings may also be affected by changes in interest rates due to the impact those changes have on our variable rate debt instruments.

As of December 31, 2012, we had borrowings of approximately Ps. 2,723.6 million pursuant to variable rate debt instruments, representing approximately 9.8% of our total assets.

Based on our position on December 31, 2012, we estimate that a hypothetical interest rate variation of 1% on our debt would result in increased interest expenses of approximately Ps. 0.3 million per annum in such instruments. Any such increase would likely be partially offset by an increase in interest income due to our strong cash and cash equivalent position.

For more detail, see Note 10 of our consolidated Financial Statements.

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

The percentage of grain purchased from domestic markets in Mexico was 47.0%, 44.6% and 54.0% in 2012, 2011 and 2010 respectively.

Based on results for 2012, we estimate that a hypothetical variation of 10.0% in the cost of our feed ingredients would have an impact of approximately 6.0% on total cost of sales.

ITEM 12.  Description of Securities Other Than Equity Securities

A.	Debt Securities

On August 29, 2012, we issued bonds for Ps. 1,500 million through a public issuance of local bonds (“Certificados Bursatiles” or “CBs”) in the local debt capital markets for a tenor of 5 years, maturing in 2017.

The bonds issued have a 28-day TIIE interest rate and will offer investors a yield of TIIE + 0.60%. The principal of the bonds will be amortized at face value, in one payment, on the date of maturity.

This represented our first bond offering, which was distributed among a wide range of local investors. The funds obtained were utilized in accordance with the Company’s financial requirements.

This first Ps. 1,500 million bonds issuance is part of a bond issuance program for up to Ps. 5,000 million that the Company has available for issuance within the next five years, in accordance with its financial needs.

The CBs does not provide restrictions of payment of cash dividends.

For more detail, see Note 10 and Note 18 of our Audited Consolidated Financial Statements.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depository Receipts

The Bank of New York Mellon (or “BONY”) has been our Depositary Bank since the day of our initial public offering of shares continues to act in that capacity as of the date of this document. BONY is located in Church Street Station, in New York, N.Y. 100286.

Fees and charges that a Holder of our ADRs may have to pay, either directly or indirectly

Our Depositary may charge each person to whom ADRs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADRs or deposited securities, and each person surrendering ADRs for withdrawal of deposited securities in any manner permitted by the deposit agreement or whose ADRs are cancelled or reduced for any other reason, [US$5.00 for each 100 ADRs] (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, the case may be. The Depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The Depositary collects its fees for delivery and surrender of ADRs directly from investors depositing shares or surrendering ADRs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADRs (or portion of 100 ADRs)	• Issuance of ADRs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADRs for the purpose of withdrawal, including if the deposit agreement terminates
$.02 (or less) per ADR	• Any cash distribution to ADR registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADRs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR registered holders
$.02 (or less) per ADRs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

We will pay all other charges and expenses of the Depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the Depositary. The fees described above may be amended from time to time.

Fees and other direct and indirect payments made by the Depositary and us

The Depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance expenses of the ADR program. The Depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The Depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the Depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

Pursuant to our letter agreement with our Depositary, in 2012, we received a payment of US$300,000 (less fees) as payment of expenses we incurred related to the maintenance of our ADR program, including investor relations expenses and exchange application and listing fees in 2012, 2011 and 2010.

PART II

ITEM 13.  Default, Dividend Arrearages and Delinquencies

None.

ITEM 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.  Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act is recorded, processed, summarized and reported as and when required.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2012, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, has been audited by KPMG, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Industrias Bachoco, S.A.B. de C.V.:

We have audited Industrias Bachoco, S.A.B. de C.V. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Industrias Bachoco, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Industrias Bachoco, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Industrias Bachoco, S.A.B. de C.V. and subsidiaries as of January 1, 2011 and December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and 2012, and our report dated April 30, 2013 expressed an unqualified opinion on those consolidated financial statements.

Queretaro, Mexico, April 30, 2013.

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

ITEM 16.B.  Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer, controller and persons performing similar functions, as well as to other officers and employees. Our code of ethics is available free of charge upon request through our investor relations website www.bachoco.com.mx. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer, controller and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

ITEM 16.C.  Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed by our independent auditors KPMG Cardenas Dosal, S.C. independent registered public accounting firm and aid by us. All amounts are in nominal thousand pesos, no taxes are included.

AUDIT FEES OF KPMG
	As of December 31,
In thousands of pesos,	2011		2012
Total Fees:	Ps.	7,429	Ps.	10,348
Audit fees		4,081		7,967
Audit related fees		1,697		1,972
Other		1,651		409

The total 2012 and 2011 audit fees agreed to be paid to KPMG is Ps. 7.3 million and, and Ps. 7.0 million respectively.

Audit related fees in the table above for 2012 are fees related to the review of the Annual Reports to be released to the Mexican and New York stock exchanges, as well as fees billed by KPMG related to expenses they incurred in connection with the performance of their audit, such as lodging and traveling.

Fees included in "other" for 2011, were related to Due Diligence services as well as services related to the adoption of the IFRS, and for 2012, were related to services provided in connection with the adoption of IFRS and the issuance of local bonds.

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

ITEM 16.E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Every year during the annual ordinary stockholder meeting, the Board proposes the approval of an amount to be used in a repurchase plan of our shares. The repurchase plan is approved for a period of one year. All the shares set in the table below were repurchased pursuant to the repurchase plan in force at the date of the purchase.

The table set below sets forth the information regarding the purchase plan approved by the Board of Directors in the three recent fiscal years.

REPURCHASE PLAN APPROVED
Year	Announced date	Expiration date	Amount		Estimate number of shares that may be purchased under the plan
2011	April 27, 2011	April 25, 2012	Ps.	335,640,000	12,000,000
2012	April 25, 2012	April 24, 2013	Ps.	195,770,700	12,000,000
2013	April 24, 2013	April 23, 2014	Ps.	391,560,000	12,000,000	(1)

(1) The amount includes current shares in the repurchase plan.

The table below sets forth information about the repurchase of our shares on the BMV:

REPURCHASE OF SHARES IN 2012

Full month of 2012	Total number of shares purchased	Average price paid per share (in pesos)		Total number of shares purchased as part of the publicly announced plan	Estimate maximum number of shares that may yet be purchased under the plan
Opening balance	227,400	Ps.	23.65	227,400	12,000,000
January	43,700		21.92	43,700	11,956,300
February	2,083,381		22.51	2,083,381	9,872,919
March	609,500		22.06	609,500	9,263,419
April	348,000		22.04	348,000	8,915,419
May	-		-	-	8,915,419
June	-		-	-	8,915,419
July	-		-	-	8,915,419
August	21,600		24.95	21,600	8,893,819
September	45,841		25.13	45,841	8,847,978
October	252,709		25.58	252,709	8,595,269
November	-		-	-	8,595,269
December	300,000		28.07	300,000	8,295,269
Total 2012	3,932,131	Ps.	23.12	3,932,131	8,295,269

REPURCHASE OF SHARES IN 2013

Full month of 2013	Total number of shares purchased	Average price paid per share (in pesos)		Total number of shares purchased as part of the publicly announced plan	Estimate maximum number of shares that may yet be purchased under the plan
Opening balance	0	Ps.	0.00	0	8,295,269
January 2013	-		0.00	-	8,295,269
February 2013	100,000		30.70	100,000	8,195,269
March 2013	-		0.00	-	8,195,269
Total as of March 31:	100,000	Ps.	30.70	100,000	8,195,269

REPURCHASE PLAN BALANCE

Number of Shares
Total shares in the repurchase plan as of December 31, 2011	227,400
(+) Total shares purchased in 2012	3,704,731
(-) Total shares sold in 2012	3,932,131
Total shares in the repurchase plan as of December 31, 2012	0
(+) Total shares purchased as of March 31, 2013	100,000
(-) Total shares sold as of March 31, 2013	100,000
Total shares in the repurchase plan as of March 31, 2013	0

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

NYSE Corporate Governance Rules for Domestic Issuers	Our Corporate Governance Practices

• Pursuant to our bylaws and Mexican law, our audit committee submits an annual report regarding its activities to our board of directors.

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from these requirements. §303A.04	We are not required to have a nominating/corporate governance committee, and it is not expressly recommended by the Mexican Code of Best Corporate Practices.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement. §303A.05	We are not required to have a compensation committee. As recommended by the Mexican Code of Best Corporate Practices, we have an evaluation mechanism for assisting the board of directors in approving executive officer compensation.

Equity compensation plans. Equity compensation plans require stockholder approval, subject to limited exemptions. §303A.08	Stockholder approval is not expressly required under Mexican law or our bylaws for the adoption and amendment of an equity-compensation plan. However, regulations of the Mexican Banking and Securities Commission require stockholder approval under certain circumstances. We currently do not have any equity-compensation plans in place.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics, which has been accepted by to our chief executive officer, chief financial officer, controller and persons performing similar functions, as well as to other officers and employees. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions. We have no such waivers in place.

ITEM 16.H.  Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.  Financial Statements

Not applicable.

ITEM 18.  Financial Statements

See the Audited Consolidated Financial Statements including Notes, incorporated herein by reference.

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

Date: April 30, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Industrias Bachoco, S.A.B. de C V:

We have audited the accompanying consolidated statements of financial position of Industrias Bachoco, S.A.B. de C.V. and subsidiaries (the “Company”) as of January 1, 2011 and December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Industrias Bachoco, S.A.B. de C.V. and subsidiaries as of January 1, 2011 and December 31, 2011 and 2012, and the results of their operations and their cash flows for the years ended December 31, 2011 and 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(Continued)

As mentioned in note 6 to the consolidated financial statements, on November 1, 2011, the Company acquired 100% percent of the voting stock of OK Industries, Inc. (the “Acquired Entity”) which owns five consolidated subsidiaries. OK Industries, Inc. operates and is located in the United States of America (U.S.A.). The results of operations of the Acquired Entity have been included in the consolidated financial statements from such date. The acquisition of this company originated a gain on bargain purchase of $1,000,565, (thousands of Mexican pesos) which was booked in other income in 2011.

As mentioned in note 7 to the consolidated financial statements, on March 2, 2012, Bachoco USA, LLC. was incorporated as a subsidiary of Industrias Bachoco, S.A.B. de C.V. and acquired 100% of the shares of OK Industries. From such date Bachoco USA, LLC. acts as the holding company of OK Industries, Inc. and, therefore, of the operations of the Company in the U.S.A.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Industrias Bachoco, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 30, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Cardenas Dosal, S.C.

Demetrio Villa Michel

Queretaro, Mexico

April 30, 2013

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

January 1, 2011, December 31 2011 and 2012

(Thousands of pesos)

	Note	January 1, 2011	December 31, 2011	December 31, 2012

Assets

Current assets:
Cash and cash equivalents	9	$3,967,874	2,625,661	4,179,541
Primary financial instruments	10	209,348	410,721	961,968
Derivative financial instruments	10	12,897	10,208	2,938
Accounts receivable, net	11	1,436,501	2,235,152	2,220,638
Inventories, net	12	3,211,769	4,562,355	5,829,837
Biological current assets	13	153,993	217,354	266,482
Prepaid expenses and other current assets	14	505,114	752,150	868,878
Assets available for sale	15	40,222	95,647	51,507
Total currents assets		9,537,718	10,909,248	14,381,789

Non-current assets:
Property, plant and equipment, net	16	10,544,031	12,112,945	11,949,516
Biological non-current assets	13	750,288	1,029,642	1,106,120
Goodwill	3 (e)	300,848	300,848	300,848
Other non-current assets	17	64,884	364,637	301,911
Total non-currents assets		11,660,051	13,808,072	13,658,395

Total assets		$21,197,769	24,717,320	28,040,184

Liabilities and equity

Current liabilities:
Short term debt	18	$-	1,277,750	1,081,496
Current installments of long-term debt	18	139,867	175,243	115,560
Trade payable and other accounts payable	19	1,966,014	2,921,441	3,445,245
Related parties	20	60,873	78,543	88,039
Total current liabilities		2,166,754	4,452,977	4,730,340

Long term liabilities:
Long term debt, excluding current installments	18	507,053	384,370	1,526,602
Deferred income tax	21	2,016,057	2,400,107	2,597,940
Employee benefits	22	77,885	100,038	96,613
Total long term liabilities		2,600,995	2,884,515	4,221,155

Total liabilities		4,767,749	7,337,492	8,951,495

Equity:	25
Capital stock		1,174,432	1,174,432	1,174,432
Share premium		399,641	399,641	399,641
Reserve for repurchase of shares		88,690	88,481	99,474
Translation reserve		-	64,387	(26,916)
Retained earnings		14,737,340	15,614,760	17,405,360
Equity attributable to owners of the Company		16,400,103	17,341,701	19,051,991

Non-controlling interest		29,917	38,127	36,698
Total equity		16,430,020	17,379,828	19,088,689

Commitments	27
Contingencies	28
Subsequent events	32

Total liabilities and equity		$21,197,769	24,717,320	28,040,184

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statement of Comprehensive Income

Years ended December 31, 2011 and 2012

(Thousands of pesos, except per share amount)

	Note	2011	2012

Net revenues	20 (b)	$27,734,990	39,367,431
Cost of sales	20 (b)	24,797,037	33,318,207

Gross profit		2,937,953	6,049,224

General, selling and administrative expenses	20 (b)	2,974,733	3,396,655
Other income (expenses), net	31	999,965	(23,810)

Operating income		963,185	2,628,759

Finance income	30	248,282	270,032
Finance costs	30	(70,640)	(105,000)
Net finance income		177,642	165,032

Profit before income taxes		1,140,827	2,793,791

Income taxes	21	(38,616)	602,020

Profit for the year		$1,179,443	2,191,771

Comprehensive income:
Currency translation effect		64,387	(186,095)

Comprehensive income for the year		$1,243,830	2,005,676

Profit attributable to:
Controlling interest		$1,177,346	2,184,567
Non-controlling interest		2,097	7,204

Profit for the year		$1,179,443	2,191,771

Comprehensive income attributable to:
Controlling interest		$1,241,733	1,998,472
Non-controlling interest		2,097	7,204

Comprehensive income for the year		$1,243,830	2,005,676

Weighted average outstanding shares (thousands)		599,822	598,960

Basic and diluted earnings per share	26	$1.96	3.65

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

Years ended December 31, 2011 and 2012

(Thousands of pesos)

		Attributable to owners of the Company
				Reserve for
		Capital	Share	repurchase of	Translation	Retained		Non-controlling	Total
	Note	stock	premium	shares	reserve	earnings	Total	interest	equity

Balance at January 1, 2011		$1,174,432	399,641	88,690	-	14,737,340	16,400,103	29,917	16,430,020

Dividends paid	25 (d)	-	-	-	-	(299,926)	(299,926)	-	(299,926)
Dividends paid to non-controlling interest		-	-	-	-	-	-	(912)	(912)
Repurchase and sale of shares	25 (c)	-	-	(209)	-	-	(209)	-	(209)
Acquired non-controlling interest		-	-	-	-	-	-	7,025	7,025

Comprehensive income for the year:
Profit for the year		-	-	-	-	1,177,346	1,177,346	2,097	1,179,443
Other comprehensive income		-	-	-	64,387	-	64,387	-	64,387

Total comprehensive income for the year		-	-	-	64,387	1,177,346	1,241,733	2,097	1,243,830

Balance at December 31, 2011		1,174,432	399,641	88,481	64,387	15,614,760	17,341,701	38,127	17,379,828

Dividends paid	25 (d)	-	-	-	-	(299,175)	(299,175)	-	(299,175)
Dividends paid to non-controlling interest		-	-	-	-	-	-	(491)	(491)
Repurchase and sale of shares	25 (c)	-	-	10,993	-	-	10,993	-	10,993
Dispossal of non-controlling interest from disolution		-	-	-	-	-	-	(8,142)	(8,142)

Comprehensive income for the year:
Profit for the year		-	-	-	-	2,184,567	2,184,567	7,204	2,191,771
Other comprehensive income		-	-	-	(91,303)	(94,792)	(186,095)	-	(186,095)

Total comprehensive income for the year		-	-	-	(91,303)	2,089,775	1,998,472	7,204	2,005,676

Balance at December 31, 2012		$1,174,432	399,641	99,474	(26,916)	17,405,360	19,051,991	36,698	19,088,689

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2011 and 2012

(Thousands of pesos)

	Note	2011	2012

Cash flows from operating activities:
Profit for the year		$1,179,443	2,191,771
Adjustments for:
Income tax recognized in profit or loss	21	(108,202)	235,603
Bargain purchase on business combinations		(1,047,245)	-
Depreciation and amortization	16	745,837	837,807
Loss on sale of plant and equipment		46,671	65,323
Interest income	30	(193,777)	(222,063)
Interest expense	30	69,744	105,000
Foreign exchange loss on loans		34,500	(52,687)

Cash flows provided by operating activities before changes in working capital and provisions		726,971	3,160,754

Derivative financial instruments		2,689	7,270
Accounts receivable, net		(435,320)	14,514
Inventories, net		(387,569)	(1,267,482)
Biological assets current and long term		(342,715)	(125,606)
Prepaid expenses and other current assets		(216,722)	(116,728)
Assets available for sale		(9,075)	44,140
Trade payable and other accounts payable		443,987	532,030
Related parties		17,670	9,496
Employee benefits		22,153	(3,425)

Cash flows (used in) provided by operating activities		(177,931)	2,254,963

Cash flows from investing activities:
Acquisition of property, plant and equipment		(707,533)	(951,760)
Proceeds from sale of plant and equipment		83,946	81,591
Financial instruments		(201,373)	(551,247)
Other assets		(146,389)	62,726
Interest collected		193,777	222,063
Business acquisitions		(1,326,741)	-

Cash flows used in investing activities		(2,104,313)	(1,136,627)

Cash flows from financing activities:
Share premium and reserve for repurchases of shares		(209)	10,993
Dividends paid		(299,926)	(299,175)
Proceeds from borrowings		1,921,609	3,069,787
Interest paid		(60,809)	(105,000)
Dividends paid to non-controlling interest		(912)	(491)
Currency translation effect		33,440	(93,397)
Dispossal of non-controlling interest from disolution		-	(8,142)
Principal payment on loans		(774,601)	(2,130,805)

Cash flows provided by financing activities		818,592	443,770

Net (decrease) increase in cash and cash equivalents		(1,463,652)	1,562,106

Cash and cash equivalents at January 1		3,967,874	2,625,661

Effect of exchange rate fluctuations on cash and cash equivalents		121,439	(8,226)

Cash and cash equivalents at December 31		$2,625,661	4,179,541

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S. A .B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2012

(Thousands of pesos, except per share amounts)

(1)	Reporting entity

Industrias Bachoco, S.A.B. de C.V. and subsidiaries (collectively referred to as “Bachoco” or the “Company”) a public stock corporation with variable capital was incorporated on April 17, 1980, as a legal entity. The Company’s registered address is Avenida Tecnológico 401, Ciudad Industrial, Celaya, Guanajuato, México.

The Company is engaged in breeding, processing and marketing of poultry (chicken and eggs), swine and other products (principally balanced animal feed). Bachoco is a holding company that has control over a group of subsidiaries (see note 7).

The shares of the Company are listed on the Mexican Stock Exchange (MSE) under the symbol “Bachoco”; and on the New York Stock Exchange (NYSE), under the symbol “IBA”.

(2)	Basis of preparation

a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (IASB), adopted by public entities in Mexico in accordance with the amendments to Rules for Public Companies and other Entities Trading on the Mexican Stock Exchange Market, established by the National Banking and Securities Commission on January 27, 2009 according to which, beginning in 2012 the Company is required to prepare financial statements in accordance with IFRS as issued by the IASB.

These are the Company’s first consolidated financial statements prepared in accordance with IFRS, and the IFRS 1, “First-time Adoption of International Financial Reporting Standards”, has been applied.

On April 19, 2012 Bachoco issued its last consolidated financial statements prepared under Mexican Financial Reporting Standards (“NIF”) as of December 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011.

Note 33 contain an explanation of how the transition to IFRS has affected the financial position, financial performance and cash flows reported by the Company.

On April 15, 2013, the accompanying consolidated financial statements and related notes were authorized by the Company’s Finance Director, C.P. Daniel Salazar Ferrer and Controller Director C.P. Marco Antonio Esparza Serrano, for the Audit Committee, Board of Directors and Stockholders’ approvals. In accordance with the General Corporations Law and the bylaws of the Company, the stockholders are empowered to modify the consolidated financial statements after issuance.

b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	Financial derivative instruments for trading and hedging purposes attributable to fair value, primary investment securities and equity securities at fair value in gains or losses;

•	Non-derivative financial instruments at fair value though profit or loss re measured at fair value.

•	Biological assets are measured at fair value less costs to sell;

•	The defined benefit plan asset are recognized at fair value;

c)	Functional and presentation currency

These consolidated financial statements are presented in thousands of Mexican pesos (“pesos” or “$”), national currency of México, which is the Company’s recording and functional currency, except for the foreign subsidiary that uses the dollar as its recording and functional currency.

For disclosure purposes, in the notes to the financial statements, “thousands of pesos” or “$” means thousands of Mexican pesos, and “thousands of dollars” means thousands of U.S. dollars.

When it is deemed relevant, certain amounts presented in the notes to the financial statements are included between parentheses as a convenience translation into thousands of dollars, into thousands of pesos, or both, as applicable. These translations are provided as informative data and should not be construed that these amounts should be converted into thousands of pesos or thousands of dollars at the indicated rate.

d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the facts and circumstances that support a change in estimates occur and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 10 – valuation of financial instruments
•	Note 11 – allowance for doubtful accounts
•	Note 12 – inventories
•	Note 13 – biological assets
•	Note 15 – assets available for sale
•	Note 16 – useful lives of property, plant and equipment
•	Note 21 – deferred income tax assets
•	Note 22 – measurement defined labor obligation

The information on assumptions and uncertainty of estimates having a significant risk of a material adjustment within the next year is included in the note below:

•	Note 28 – contingencies.

(3)	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Company and its subsidiaries in preparing the opening consolidated IFRS statement of financial position as at January 1, 2011, for the purposes of the transition to IFRS.

(a)	Basis of consolidation

i.	Business acquisitions

Acquisitions since January 1, 2011

Business acquisitions made since January 1, 2011 are accounted for by the purchase method. For each business acquisition, the non-controlling interest in the acquiree is valued either at fair value or according to the proportionate interest in acquiree’s identifiable net assets.

On a business acquisition, the Company evaluates the financial assets acquired and the financial liabilities assumed for proper classification and designation according to the contractual terms, economic circumstances and relevant conditions at the acquisition date.

Goodwill is originally valued at cost, and represents any excess of the transferred consideration over the net assets acquired and liabilities assumed. When the goodwill is negative, a bargain purchase gain is recognized immediately in profit or loss.

Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurs related to a business combination are expensed as incurred.

Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

Acquisitions prior to January 1, 2011

As part of its transition to IFRS, the Company elected not to restate those business combinations that occurred prior to January 1, 2011. Goodwill in respect of acquisitions prior to this date represents the amount recognized under the accounting criteria previously followed by the Company.

ii.	Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases (see note 7).

iii.	Transactions eliminated in consolidation

Intra-group balances and transactions, and any unrealized gain and loss arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

b)	Foreign currency

i.	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Foreign currency differences arising in retranslation are recognized in profit or loss.

ii.Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to pesos at exchange rates at the reporting date. The income and expenses of foreign operations are translated to pesos at the average exchange rate of the period of the transactions.

Foreign currency differences are recognized in other comprehensive income, and presented in the foreign currency translation reserve in equity.

Foreign exchange gains or losses arising from an item received from or payable to a foreign operation, whose settlement is neither planned nor likely in the foreseeable future, are considered part of a net investment in a foreign operation and are recognized under “other comprehensive income” account, and presented within equity in the foreign currency translation reserve. At 1 January 2011, as well as at 31 December 2011 and 2012 the Company does not have such operations.

c)	Financial instruments

i.	Non-derivative financial assets

Non-derivative financial instruments include cash and cash equivalents, trade receivable and other receivables.

The Company initially recognizes accounts receivables and cash equivalents on the date that they are originated. All other financial assets (including assets designated as at fair value through profit or loss) are recognized initially on the trade date, which is the date that the Group becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: financial assets at fair value through profit or loss, held-to-maturity financial assets, cash and cash equivalents and accounts receivable.

Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is classified as held-for-trading or is designated as such on initial recognition. Financial assets are designated as at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company´s documented risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Held-to-maturity financial assets

If the Company has the intention and ability to hold debt instruments to maturity quoted on an active market, then such financial assets are classified as held-to-maturity. Held-to-maturity financial assets are originally recognized at fair value plus any directly attributable transaction costs. Subsequently to initial recognition, held-to-maturity financial assets are measured at their amortized cost by using the effective interest method, less any impairment losses. Any sale or reclassification of a more than insignificant amount of held-to-maturity investments would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Company from classifying investment securities as held-to-maturity for the current and the following two years.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments.

Receivables

Receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, receivables are measured at amortized cost. Receivables comprise trade and other receivables.

ii.	Non-derivative financial liabilities

All financial liabilities are recognised initially on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are satisfied, cancelled or expire.

The Company has the following non-derivative financial liabilities: debt, senior bond issuance, trade and other payables.

The aforementioned financial liabilities are originally recognized at fair value, plus cost directly attributable to the transaction. Subsequently, these financial liabilities are measured at amortized cost during its term.

iii.	Derivative financial instruments

Derivative financial instruments for fair value hedging or for trading purposes are initially recognized at fair value; any attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, the derivative financial instruments are measured at fair value, and changes in fair value are immediately recognized in profit or loss.

The fair value of derivative financial instruments that are traded in recognized financial markets is based on quotes issued by these markets; when a derivative financial instrument is traded “Over the Counter” market, the fair value is determined based on internal models and market inputs accepted in the financial environment.

The Company analyzes if the embedded derivatives exist that should be segregated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related. A separate instrument with the same terms as those of the embedded derivative meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in fair value of the separable embedded derivatives are immediately recognized in profit or loss. At January 1, 2011, December 31, 2011 and 2012, the Company has not recognized embedded derivatives.

The Company has derivative instruments for accounting fair value hedging for its exposure to commodity price risks resulting from its operating activities. Derivative instruments not meeting the requirements for hedge accounting treatment are accounted for as derivative trading instruments.

On initial designation of the derivative as a hedging instrument, the Company formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be highly effective in offsetting the changes in the fair value of the respective hedged items during the period for which the hedge is designated and whether the actual results of each hedge are within a range of 80 – 125 percent.

Derivatives are recognized initially at fair value; any attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as follows:

Fair value hedging

When a derivative is designated as a fair value hedging instrument, the fluctuations of both the derivative and the primary position for the hedged risk(s) are measured at fair value and recognized in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.

iv.	Capital stock

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from equity, net of any tax effects.

Stock repurchase

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for own shares. When treasury shares are sold or reissued subsequently, the amount received as well as the resulting surplus or deficit on the transaction is recognized in equity.

d)	Property, plant and equipment

i.	Recognition and measurement

Property, plant and equipment, except for land, are measured at the acquisition cost less accumulated depreciation and any accumulated impairment losses. As of the transition date to IFRS, the Company elected the “Deemed Cost” option, thus recognizing the values of property, plant and equipment as determined under Mexican Financial Reporting Standards as of the transition date (see note 33).

The acquisition cost includes the purchase price, as well as any cost directly attributable to the asset acquisition, and all costs directly attributable to bringing the assets to a working condition for their intended use.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

A component of property, plant and equipment and any significant part initially recognized is retired at the time of disposal or when economic benefits from use or disposal are not expected to be realized in the future. Gains or losses on the sale of a property, plant and equipment item are determined by comparing the proceeds from the sale with the carrying amount of property, plant and equipment, and are recognized net under “other income” in profit or loss for the year.

ii.	Subsequent costs

The replacement cost of a property, plant and equipment item is capitalized if the future economic benefits associated with the cost will flow to the Company and the related cost may be reliably determined. The carrying amount of the replaced item is written off from the accounting records. Maintenance and repairs expenses related to property, plant and equipment are expensed as incurred.

iii.	Depreciation

Depreciation is computed on the amount subject to depreciation, which is the asset cost, or other amount substituting the cost. The depreciable amount normally does not reduce residual values as they are not representative considering the industry in which the entity operates.

Depreciation is computed by the straight-line method based on the estimated useful life of the assets and recognized in profit or loss beginning in the month following that in which they are available for use. Land is not depreciated.

The estimated useful lives for the current and comparative years of significant items of property, plant and equipment are as follows:

•	Buildings	20 - 40 years
•	Machinery and equipment	7 - 15 years
•	Transportation equipment	6 years
•	Computer equipment	3 years
•	Furniture	3 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

e)	Goodwill

Goodwill arises on the acquisition of the entities over which control is obtained. Negative goodwill arises in the business combination at bargain purchase is recognized immediately in profit or loss.

Goodwill is measured at cost less cumulative impairment losses and is subject to annual tests for impairment.

f)	Biological assets

Biological assets are measured at fair value less costs to sell, with any change therein recognized in profit or loss. Costs to sell include all costs that would be necessary to sell the assets.

The Company’s biological assets consist of hens in production, laying and breeder hens incubatable eggs, and breeder pigs.

When the fair value cannot be reliably, verifiably and objectively determined, the assets are valued at production cost less accumulated depreciation and any cumulative impairment loss.

Cumulative impairment loss in productivity of poultry and breeder pigs is estimated based on the future life expected and determined on a straight-line basis.

The agricultural products obtained from biological assets are live chicken, processed chicken, commercial eggs and pigs available for sale, which are recognized as inventories in the statement of financial position.

The Company is exposed to financial risks related to changes in chicken price. The Company does not contemplate a significant drop in chicken price in the future; therefore, it has not entered into any financial derivative or contract for managing the risk related to a decrease in chicken price.

The Company reviews the chicken prices frequently so as to evaluate the need for having a financial instrument to manage the risk.

The biological assets were classified in current and non-current assets, based on their availability and business cycle.

g)	Leased assets

Operating leases of the Company as of December 31, 2011 and 2012, are not recognized in the Company’s statement of financial position. The rentals paid by the Company for the operating leases are recognized in profit or loss for the year by the straight-line method over the lease term, even though the payments are not made on the same basis.

h)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the average costs, and includes expenditure incurred in acquiring the inventories, production or conversion costs, and other costs incurred in bringing them to their existing location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and estimated costs necessary to make the sale.

Cost of sales represents cost of inventories at the time of sale, plus, if applicable, by reductions in the net realizable value of inventories during the year.

The Company records the necessary allowances to recognize declines in the value of their inventories impairment, obsolescence, slow movement and other factors that may indicate that the use or performance of the items that are part of inventory may be lower than the carrying value.

i)	Impairment

i.	Financial assets

A financial asset that is not recorded at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event(s) had an impact on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired includes default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, adverse changes in the payment status of borrowers or issuers, economic conditions that correlate with defaults or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

The Company considers evidence of impairment for financial assets measured at amortized cost (accounts receivables and held-to-maturity investment securities) at both a specific asset and collective level. All individually significant receivables and held-to-maturity investment securities are assessed for specific impairment. All individually significant receivables and held-to-maturity investment securities found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Assets that are not individually significant are collectively assessed for impairment by grouping together assets with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount of the asset, and the present value of the estimated future cash flows discounted at the effective interest rate. Losses are recognised in profit or loss and reflected in an allowance account against receivables or held-to-maturity investment securities. Interest on the impaired asset continues being recognized. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

ii.	Non-financial assets

The carrying amounts of the Company´s non-financial assets, other than inventories, biological assets and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and indefinite-lived intangible assets are tested annually for impairment on the same dates.

The recoverable amount of an asset or cash-generating unit (CGU) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For impairment testing, assets that cannot be tested on an individual basis are grouped together into the smallest group of assets that generates cash inflows from continuing use that are independent of the cash inflows of other assets CGU. For the purpose of impairment testing of the goodwill, CGU to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to groups of CGU that are expected to benefit from the synergies of the combination.

In regards to goodwill, the Company identifies the CGU related to balanced animal feed plants, chicken processing plants and some chicken farms for the Peninsula and Itsmo divisions in which such Goodwill was generated.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGU are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

j)	Available-for-sale assets

Assets available for sale mainly consist of foreclosed assets as well as an aircraft included with the acquisition of OK Industries, Inc. (note 6a). Management sold this aircraft in 2012.

Immediately before classification as available-for-sale, the assets are remeasured according to the Company’s accounting policies. Subsequently, available-for-sale assets are generally recorded at the lower of carrying amount and fair value less cost to sale the assets. Impairment losses on initial classification of available-for-sale assets and subsequent revaluation gains or losses are recognized in profit or loss. Gains exceeding any cumulative impairment loss are not recognized.

k)	Other assets

Other long-term assets primarily include prepayments for the purchase of property, plant and equipment, investments in insurance policies and investment in an associate company.

At December 31, 2011 y 2012, Bachoco USA (foreign subsidiary) holds a minority investment in Southern Hens, Inc. The Company does not exercise significant influence over the entity and therefore the investment is recorded at original cost which is similar to fair value at the acquisition date (see note 17).

Bachoco USA, (foreign subsidiary) owns life insurance policies of some of the previous shareholders. The Company records these policies to net cash surrender (see note 17).

l)	Employee benefits

Benefit plan in Mexican operation

Bachoco has a retirement plan in which non-union workers in México participate. Pension benefits are determined based on the salary of workers in their final three years of service, the number of years worked in the Company and their age at retirement. This plan includes:

i Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

ii Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. It is funded only by contributions made by the Company and is intended to satisfy the Company’s labor obligations to employees.

The Company´s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on investment grade bonds that have maturity dates approximating the terms of the Company´s and that are denominated in the currency in which the benefits are expected to be paid.

The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Company. An economic benefit is available to the Company if it is realizable during the life of the plan, or on settlement of the plan liabilities.

When the benefits of a plan are improved, the portion of the increased benefit related to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in profit or loss.

The Company recognizes the surplus that is outside the 10% margin of the actuarial gains and losses arising from defined benefit plans in the previous reporting date divided by the expected average life of the employees participating in the plan.

iii Short-term benefits

Short-term employee benefits are valued on a non-discounted basis and are recognized in profit or loss as respective services are rendered.

A liability is recognized for the amount expected to be payable under the short-term cash bonus plans or profit sharing, if the Company has a legal or constructive obligation to pay such amounts as a result of prior services rendered by the employee, and the obligation may be reliably estimated.

iv Termination benefits from constructive obligation

The Company recognized as a defined benefit plan, a constructive obligation from practices typically done. This constructive obligation is associated with the period of time that an employee rendered services to the Company. Payment of this benefit is made in one installment at the time that the employee voluntarily stops working for the Company.

Benefit plan in the foreign operation

Bachoco USA (foreign subsidiary) maintains a 401(k) defined contribution retirement plan covering all employees meeting certain eligibility requirements. The Company contributes to the plan at the rate of 50% of employee’s contributions up to a maximum of 2% of the individual employee’s compensation.

m)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

When the effect of time value of money is significant, the amount of the provision is the present value of the expected disbursements necessary to settle the obligation. The discount rate applied is determined before taxes, and reflects the market conditions at the statement of financial position date, and takes into account the specific risk of the relevant liability, if any. In these cases, the increase in the provision is recognized as a finance cost.

n)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the customer, recovery of the consideration relating to the transaction is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue.

The Company’s products are sold to a large number of customers, with no significant concentration with any specific customer.

o)	Finance income and costs

Finance income comprises interest income on funds invested, fair value changes on financial assets at fair value through profit or loss and foreign currency gains. Interest income is recognized at amortized cost in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company´s right to receive payment is established.

Finance costs comprise interest expense on borrowings, foreign currency losses, fair value changes on financial assets at fair value through profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

p)	Income taxes

Tax expense comprises current and deferred tax. Current tax and deferred tax is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the fiscal year, using tax rates enacted or substantively enacted in each jurisdiction at the of the statement of financial position. Any adjustment to tax payable in respect of previous years. Current tax payable also includes any tax liability arising from the declaration of dividends.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•	differences related to investments in subsidiaries to the extent that it is probable that the Company is able to control the timing of the reversal, and the reversion is not expected to take place in the foreseeable future.

•	taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the legislations enacted or substantively enacted at the date of the statement of financial position.

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that its accruals for the tax liabilities are adequate for all open tax years based on its assessment of many factors, including the interpretation of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each date of statement of financial position and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

q)	Earnings per share

The Company presents information on the basic and diluted earnings per share (EPS) for their ordinary shares. The basic EPS is computed by dividing the profit or loss attributable to the holders of the Company’s common shares by the weighted average number of ordinary shares outstanding during the period, adjusted for the own shares held. The diluted EPS is determined by adjusting the profit or loss attributable to the holders of the ordinary shares and the weighted average number of ordinary shares outstanding, adjusted by the own shares held, for the effects of potential dilution of all ordinary shares, including the convertible instruments and options on share granted to employees. At December 31, 2011 and 2012, the Company has no dilutive potential ordinary shares.

r)	Segment information

An operating segment is a component of the company that is engaged in business activities from which revenues and expenses may be obtained and incurred, respectively, including revenues and expenses related to transactions with other components of the Company. The transactions between segments are determined on an arm’s-length basis.

The financial information by segments is prepared based on the management approach, as a segment represents the operating components of a company that are subject to risks and benefits and are different from other business segments. As a result of the acquisition of OK Industries, company located in the United States (see note 6a), beginning in 2011, geographical operating segments are also taken into consideration.

(4)	New standards and interpretations not yet adopted

The following new Standards, modifications to Standards and Interpretations that are not in force as of December 31, 2012, have not been applied in preparing these consolidated financial statements.

•	IFRS 9 Financial Instruments will come into force for annual periods beginning on or after January 1, 2015; early adoption is permitted. The new Standard will be issued in various stages, and is intended to supersede IAS 39 Financial Instruments: Recognition and Measurement. The Company acknowledges that such adoption will affect the classification and measurement of financial instruments. The magnitude of the effect of adoption of this IFRS has not been determined. The Company acknowledges that the new standard introduces many changes to the accounting treatment of financial instruments, and is likely to have a significant effect on the Company’s consolidated financial statements. The effect of such changes will be analyzed in the course of the project as additional stages of the standard are issued.

•	In May 2011, the IASB issued the IFRS 10 Consolidated Financial Standards, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of interest in other entities, and NIIF 13 Fair Value Measurement. All of these standards are effective beginning on January 1, 2013, early adoption permitted. The Company does not expect a significant impact on the application of these standards.

•	On June 16, 2011, the IASB issued modifications to IAS 19 Employee Benefits. The amendments improve the recognition and the requirements for dissemination of defined benefit plans. The new requirements are effective for annual periods beginning on or after January 1, 2013; early application is permitted. Among other changes, the amendments require a) the use of a single rate for determining the expected return on plan assets and the present value of the benefit liability discount (in overall "net finance costs"), b) the recognition of net finance cost over net pension liability (liabilities minus plan assets), rather than a finance cost over the liabilities and an expected return on assets separately; and c) the recognition of actuarial gains or losses for the period within comprehensive income or loss. The option of postponing the gains and losses, known as the "corridor method", is eliminated. Company does not anticipate that the impact will be material.

•	In December 2011, the IASB modified IFRS 32, to incorporate compensation disclosures regarding assets and liabilities in the statement of financial position. The modified standard requires entities to disclose both amounts gross and offset, on eligible instruments and transactions to offset in the statement of financial position, as well as instruments and transactions subject to a offsetting agreement. The scope includes derivative instruments, purchase and sale agreements and purchase, sale and leaseback agreements and securities lending agreements. The amendments to IFRS 32 are effective from January 1, 2014 and retrospective application is required. The Company is currently evaluating the impact of adopting modified IFRS 32, however, the Company does not expect that the adoption of this modified IFRS will result a significant impact on its consolidated financial statements.

(5)	Financial risk management

The Company is exposed to the following risks related to the use of financial instruments to which risk management is applied:

•	credit risk
•	liquidity risk
•	market risk

This note presents information on the Company’s exposure to each of the aforementioned risks, and the Company’s objectives, policies and procedures for risk measurement and management. Further quantitative disclosures are included in various sections of these consolidated financial statements.

Risk management framework

The risk philosophy adopted by the Company seeks to minimize the risk and, therefore, to enhance its business stability, by opting for a sound relationship between the levels of risk assumed and its operating capabilities, for ensuring a better decision-making that will enable an optimal combination of products and assets leading to a risk-return ratio more in line with the stockholders’ risk profile.

Risk will mean the level of uncertainty associated with the Company’s future losses.

Risk Management will mean the “Set of objectives, policies, procedures and actions implemented to identify, measure, monitor, limit, control, report and disclose the various types of risks to which the entity is exposed”.

General Objectives

•	Promoting the development and application of a Risk Management culture, establishing guidelines that will ensure the efficient application of relevant Risk Management policies and procedures.

•	Having sound Risk Management practices in place, consistent with relevant criteria and international recommendations.

•	Implementing an efficient Risk Management that will allow performing the entity’s activities and ensuring levels of risk exposure consistent with the operating capability.

Organizational structure

In order to create a clear and optimum Risk Management, the Company established the Risk Committee, which is the specialized body in terms of managing risks. At the Committee, objectives, policies, procedures, methodologies and strategies as well as maximum risk exposure limits and contingency plans are defined, proposed, approved and implemented.

Management by type of risk.

a)	Credit risk

Credit risk is defined as the potential loss of an accounts receivable portfolio due to lack of payment by a debtor or for the nonperformance of a counterparty with which transactions with derivative or primary instruments are conducted.

The Credit Risk Management process begins with the execution of transactions with derivative and primary instruments, which are plainly exposed to a market risk but also to a counterparty risk.

Measurement and monitoring of counterparty risks

Currently, in terms of derivative and primary instruments, the Company has decided to measure and monitor its counterparty risk by calculating and identifying the Counterparty Valuation Adjustment (CVA).

Measurement and monitoring of accounts receivable

There is a policy whereby an allowance for doubtful accounts is established for balances of accounts which are likely not to be recovered. For defining the required reserve, the entity considers historical losses in evaluating the current market conditions as well as the financial condition of customers, accounts receivable in dispute, price differences, the aging of the portfolio and present payment patterns.

Risk reporting structure

This part of the report considers the change in the market value of the portfolio of derivative and primary instruments after the credit risk factor (CVA) has been applied to valuations.

The ratings of counterparties with which the entity has contracted derivatives are circumscribed.

CVA (Counterparty Valuation Adjustment)

In the case of investments in primary financial instruments in local currency, the valuation models for financial instruments used by price vendors are validated annually by the National Banking and Securities Commission (CNBV) and incorporate market movements and the credit quality of the issuers; therefore, it is implicitly included in the determination of the fair value of the transaction’s CVA. For this reason, the position in primary financial instruments includes the CVA and no other related study and/or adjustment will be performed. Price Vendor’s provided securities pricing, are released at mid prices.

Financial instruments denominated in foreign currencies and not listed in Mexico are valued with the prices included in the broker statements of accounts, which are taken from Bloomberg, the world’s largest price vendor. Furthermore, the entity validates such market prices in Bloomberg. Market prices included in Bloomberg incorporate market movements and the credit quality of issuers; therefore, it is implicitly included in the determination of the fair value of the transaction’s CVA. For this reason, the position in primary financial instruments includes the CVA and no other related study and/or adjustment will be performed. Price Vendor’s provided securities pricing, are released at mid prices.

In case of derivative financial instruments traded in “Over the Counter” markets, the CVA is calculated in Bloomberg. For accounting purposes, the CVA is part of the fair value of derivative financial instruments.

Trade and other accounts receivable

The assessment of accounts receivable impairment is made on a collective basis because there are no accounts with significant balances individually and due to their short term. The Company’s products are traded among a large number of customers without significant concentration with any of them. Among objective evidence of an impaired accounts receivable portfolio we may include the Company’s past experience as to collections, increase in the number of overdue payments that exceed the average credit period as well as observable changes in the national and local economic conditions that correlate with default on payments.

The Risk Management Committee has implemented a credit policy whereby each new customer is analyzed individually as to creditworthiness prior to extending it the payment terms and conditions. The Company’s review includes internal and external assessments and, in certain instances, bank references and looking up assets in the Public Registry. Purchase limits are set for each customer, which represent the maximum outstanding amount. Customers who fail to meet the Company’s credit references may only engage in cash or advance payment transaction with the Company.

The allowance for doubtful accounts includes impaired trade accounts receivable, which at December 31, 2011 and 2012 amounted to $38,537 and $46,681, respectively. Such allowance is determined based on the historical experience of accounts receivable, guarantees obtained, etc.

i.	Guarantees on loans granted

The Company receives guarantees on loans granted, which consist of personal and real property such as plots of land, buildings, houses, transportation units, letters of credit and cash deposits. At December 31, 2011 and 2012, the fair value of guarantees, at appraisal value at the time of granting the loan amounted to $484,771 and $517,269, respectively.

ii.	Fair value

The fair value and amortized cost of trade accounts receivable is the same since those are short term nature, with no significant financial component.

Investments

The Company limits its exposure to credit risk by investing only in liquid securities and with counterparties with a credit rating of at least A1 and A granted by Standard & Poor’s and Moody’s, respectively. Management continuously monitors credit ratings and since the Company has only invested in highly rated securities, management does not anticipate any counterparty default, except as disclosed in note 10.

Eventually, the debt and equity investments with the credit rating lower than those mentioned in the previous paragraph, are authorized by the Risk Committee and the Board of Directors.

Guarantees

It is the Company’s policy to grant financial guarantees only to wholly-owned subsidiaries.

b)	Liquidity risk

Liquidity risk is defined as the potential loss due to the inability to renew liabilities or contract others in normal conditions, from the advance or compulsory sale of assets or unusual discounts in meeting its obligations, or, for the fact that a position may not be timely sold, acquired or covered by establishing an equivalent opposite position.

The Liquidity Risk Management process considers asset and liability management (ALM).

Its objective is:

•	Anticipating funding difficulties due to extreme events.

Follow-up

Liquidity risks associated with ALM are measured, monitored and reported and authorization, application and operation limits are set as well as contingent action in case of liquidity requirements.

Liquidity risk due to differences between current cash flows and cash flows projected at various dates are measured and monitored, considering the totality of the entity’s asset and liability positions denominated in domestic and foreign currencies. Furthermore, the Company’s funding diversification and sources are evaluated.

The Company quantifies the potential loss due to the advanced or forced sale of assets at unusual discounts to timely face its obligations as well as for the fact that a position may not be timely sold, acquired or covered by establishing an equivalent opposite position.

This part of the report is deemed in the analysis of liquidity gaps, scenarios on insufficient liquidity and use of alternative sources of financing.

c)	Market risk

Market risk is defined as: “The potential loss of a portfolio of derivative instruments and primary instruments for trading (speculation) purposes, due to changes in risk factors that impinge on the valuation of long or short positions. In this regard, uncertainty is detected if future losses resulting from changes in market conditions (interest rates, exchange rates, price of commodities, etc.) that have a direct impact on price changes both of assets and liabilities.

The Company measures, monitors and reports all financial instruments subject to market risks, using to such end the sensitivity measurement models for measuring potential losses associated to changes in risk variables, in accordance with the various interest and exchange rate scenarios over a period of time.

Follow up

Sensitivities are reported at least monthly. These values are compared to the limits and any excesses are immediately reported as stipulated in the Risk Manual.

Stress testing

Stress tests are performed on a quarterly or more regular basis, based on the following assumptions. To this end, the value of portfolios is calculated considering the changes in risk factors observed in historical financial stress dates, including, among others:

•	Changes in the exchange rates, interest rates, commodities prices; scenarios:+5%, -5%, +25%, -25%, +50%, -50%

•	2008 (+25% in the MXN/USD exchange rate)

i) Exchange Risk

The Company is exposed to an exchange risk on sales, purchases and borrowings denominated in a currency other than its functional currency, which is the peso. The foreign currency in which such transaction is denominated is primarily the US dollar.

The Company protects by derivative instruments for hedging a percentage of its estimated exposure to variance in exchange rate in regards to the projected sales and purchases during the year and months, as required. Maturities of all the aforementioned instruments as hedges for its exchange risks are less than one year from the date of contracting. At December 31, 2012 the Company have not financial derivates instruments about tax rate (see note 10d).

The Company is exposed to exchange rate risk (Peso/USD denominated instruments) within the assets and liabilities as: primary instruments (investments), financial liabilities and commodity derivatives that are denominated in a other currency than its functional currency. In this regard the Company does not perform sensitivity analysis in order to measure the impact of exchange rate fluctuations in the asset an liabilities described.

ii) Interest rate risk

The Company is exposed to interest rate risk in the assets and liabilities as: primary instruments (with floating rates), financial liabilities (loans and debt issuance) and interest rate derivatives (e.g Interest Rate Swaps (IRS)). The Company performs a sensitivity analysis to measure the effect of changes in interest rates in derivative instruments as of December 31, 2012, while for the other instruments described, no sensitivity analysis is performed. The Company’s Risk Policy does not restrict exposure to different interest rates, neither establishes limits for fixed or floating rates.

d)	Quantitative measurements of sensitivity

Main quantitative sensitivities of the current derivative financial instruments at December 31, 2012 related to commodities prices and rates, as well as the impact of different scenarios based on the established limits, are as follows:

Sensitivity report of Financial Derivative Instruments (FDI´s) to different market scenarios

		Commodities			Effect	Limit		Effect	Limit
Scenarios	Rates	Mex	USA	Total	%	Prev.	Max	%	Prev.	Max.

-50%	$(1,040)	(19,532)	(71,377)	(91,949)	-2.9%	-2.5%	-5.0%	-2.0%	-1.25%	2.50%
-25%	(444)	(10,572)	(35,917)	(46,934)	-1.5%	-2.5%	-5.0%	-1.0%	-1.25%	-2.50%
-5%	32	(3,404)	(7,549)	(10,922)	-0.3%	-2.5%	-5.0%	-0.2%	-1.25%	-2.50%
0.00%	151	(1,612)	(457)	(1,919)	-0.1%	-2.5%	-5.0%	0.0%	-1.25%	-2.50%
5%	270	180	6,634	7,084	0.2%	-2.5%	-5.0%	0.2%	-1.25%	-2.50%
25%	746	7,348	35,002	43,096	1.4%	-2.5%	-5.0%	0.9%	-1.25%	-2.50%
50%	1,342	16,308	70,462	88,112	2.8%	-2.5%	-5.0%	1.9%	-1.25%	-2.50%

For FX ($12.87), Rate (TIIE 28 days 4.8475%) and commodities (corn and soybean meal), the effect of the current position is a loss of $1,919, mainly originated by losses on commodity programs in Mex of $1,612. The exposure of current positions is below of the preventive and maximum limits approved by the and Risk Committee.

In market stress scenarios where all hedging programs managed by the Company would be affected by a decline of 50% and 25%, the effect of total exposure would be a loss of $91,949 and $46,934, respectively.

Such amounts represent a negative effect of 2.9% and 1.5% respectively, compared to EBITDA of the last 12 months. On the other hand, the total amount of cash would have a negative impact on EBITDA of 2.0% and 1.0%, respectively.

Consumption report of risk market limits

		Commodities
Scenario	Rates	Mexico	USA	Total

-50.00%	$(1,040)	(19,532)	(71,377)	(91,949)
-25.00%	(444)	(10,572)	(35,917)	(46,933)
-5.00%	32	(3,404)	(7,549)	(10,921)
0.00%	151	(1,612)	(457)	(1,918)
5.00%	270	180	6,634	7,084
25.00%	746	7,348	35,002	43,096
50.00%	1,342	16,308	70,462	88,112

			Commodities
Current market levels	FX	Rates	Mexico	USA	Total

Preventive limit	$(25,740)	(3,000)	(25,740)	(25,740)	(80,220)
Consumption	0%	-5%	6%	2%	2%
Maximum limit	(64,350)	(10,000)	(64,350)	(64,350)	203,050
Consumption	$0%	-2%	3%	1%	1%

			Commodities
Current stress levels (-25%)	FX	Rates	Mexico	USA	Total

Preventive limit	(25,740)	$(3,000)	(25,740)	(25,740)	(80,220)
Consumption	0%	15%	41%	140%	59%
Maximum limit	(64,350)	$(10,000)	(64,350)	(64,350)	(203,050)
Consumption	0%	4%	16%	56%	23%

A negative consumption means that the overall position presents valuation gain, while positive consumption means valuation loss.

At market levels of the ended year, the preventive consumption limit of all programs is 2% due to the fact that current position is negative. Moreover, the consumption of the maximum acceptable limit is 1%, as a result of the mentioned above.

At stress levels of -25% of current market prices, the preventive limits of consumption of total hedging programs is 59%. On the other hand, the maximum acceptable limit of consumption is 23%.

The current sensitivities of the Interest Rate Swap (IRS) at year end considering different scenarios and its impact in pesos, is as follows:

Current positions

Debt levels and natural currency effects

	December 31, 2012
Scenarios	Rates	Average debt	Effect MXN	Current debt	% of exposure

-50.00%	2.4238%	$151,910	$(1,040)	$2,741,250	5.5%
-25.00%	3.6356%	151,910	(444)	2,741,250	5.5%
-5.00%	4.6051%	151,910	32	2,741,250	5.5%
0.00%	4.8475%	151,910	151	2,741,250	5.5%
5.00%	5.0899%	151,910	270	2,741,250	5.5%
25.00%	6.0594%	151,910	746	2,741,250	5.5%
50.00%	7.2713%	151,910	1,342	2,741,250	5.5%

At current levels of 28-days TIIE of 4.8475%, the effect of the current secured debt represents $151 of profit and accounts for 5.5% of the total debt of the Company.

If the 28-day TIIE moves in ranges of -5%, +5%, +25% and +50%, current hedge gain exposure levels would be $32, $270, $746 and $1,342 in each one of the levels, respectively.

In market stress scenarios with fluctuations of -50% and -25%, the loss exposure levels for current hedge would be $1,040 and $444, respectively.

Sensitivity of derivative financial instruments related to commodity prices under various scenarios in Mexico, is as follows:

Current position of commodities

December 31, 2012 (Exchange rate: $12.87)

Corn + Soybean
Closing variation base	B/TC* Comp	Effect (thousand USD)	Effect (thousand MXN)

-50.0%	282,000	(1,518)	$(19,532)
-25.0%	282,000	(821)	(10,572)
-5.0%	282,000	(265)	(3,404)
0.0%	282,000	(125)	(1,612)
5.0%	282,000	14	180
25.0%	282,000	571	7,348
50.0%	282,000	1,267	16,305

*Bushels/Short Tons

At price levels or the year-end the corn and soybean agreements would be a loss of 125 USD or $1,612.

At price sensitivity levels of, +5%, +25% and +5% in the corn and soybean agreements, the obtained result in the current position of IFDs of would be gain of $180, $7,348 and $16,305 profit of at each level, respectively.

At price sensitivity levels of, -50%, -25% and -50% in the corn and soybean agreements, the obtained result in the current position of IFDs of would be loss of $19,352, $10,572 and $3,404 of at each level, respectively.

Sensitivity of derivative financial instruments related to commodity prices of Bachoco USA under various scenarios is as follows:

Corn + Soybean
Variation Closing base	B/TC* Comp	Effect (thousand of USD)	Effect (thousand of MXN)

-50.0%	1,270,600	(5,546)	$(71,377)
-25.0%	1,270,600	(2,791)	(35,917)
-5.0%	1,270,600	(587)	(7,549)
0.0%	1,270,600	(36)	(457)
5.0%	1,270,600	515	6,634
25.0%	1,270,600	2,720	35,002
50.0%	1,270,600	5,475	70,462

*Bushels/Short Tons

Note: This sensitivity analysis considers up and down variations based on the closing price of each corn and soybean agreements.

At prices levels of the year end, the corn and soybean agreements woul be a loss of 36 USD or $ 457.

At price sensitivity levels of -5%, +5% in corn and soybeans agreements, the result in the current position of IFDs of Bachoco USA would be ($7,549), and $ 6,634 of loss and profit, respectively.

At price sensitivity levels of -50%, -25%, +25% and +50%, the result in the current position of IFDs would be $71,377 and $35,917 of loss, and $ 35,002 and $70,462 of profit, respectively.

e)	Capital Management

The Company lacks a formal policy for managing capital; however, management seeks maintaining an adequate capital base for satisfying the Company’s operational and strategic needs and maintaining the confidence of market participants. This is attained through effective cash management, monitoring the Company’s revenues and profit as well as the long-term investment plans that mainly finance the Company’s operating cash flows. These measures allow the Company attains constant profit growth.

(6)	Business and assets acquisitions

a)	OK Industries acquisition

On November 1, 2011, the Company acquired 100% percent of the voting stock of OK Industries, Inc. and subsidiaries (Acquired Entity). Income of the Acquired Entity has been included in the consolidated financial statements from such date. The Acquired Entity is engaged in breeding, processing and marketing of poultry (chicken) to supplier autoservices networks, fast food networks and others in the U.S and foreign markets. The aggregate purchase price that was paid in cash amounted $1,269,306 (93.4 million USD).

On March 2, 2012 Bachoco USA, LLC. was incorporated as a subsidiary of Industrias Bachoco, S.A.B. de C.V., Bachoco USA, LLC acquired 100% of the shares of OK Industries.

The consolidated financial statements of Bachoco as of December 31, 2011 include the balance sheet of OK Industries, Inc. and subsidiaries, as of such date, based on the best estimate of its net asset’s fair value as of the acquisition date, and its results of operations for the two-month period ended December 31, 2011. The fair values of these assets acquired were determined using the cost and market approaches.

The cost approach, which estimates value by determining the current cost of replacing an asset with another of equivalent economic utility, was utilized primarily for plant and equipment. The cost to replace a given asset reflects the estimated reproduction or replacement cost for the asset, less an allowance for loss in value due to depreciation. The market approach, which indicates value for a subject asset based on available market pricing for comparable assets, was utilized primarily for real estate. The market approach indicates value based on financial multiples available for similar entities and adjustments for the lack of control or lack of marketability that market participants would consider in determining fair value.

Due to their short-term maturities, the Company believes the carrying amounts of cash equivalents, accounts receivables, other current assets, accounts payable and other current liabilities approximate their fair value at the acquisition date. At the acquisition date, inventories are stated at their net realizable value. The Company’s investment in an unconsolidated entity is recorded at its historical cost and the investment in insurance contracts is recorded at its aggregate net cash surrender value, both of which approximate fair value at the acquisition date.

Identifiable assets acquired and liabilities assumed

A summary follows of the main classes of consideration transferred and the recognized amounts of acquired assets and assumed liabilities at the acquisition date. The following summarizes the acquired condensed balance sheet of OK Industries, Inc., including the application of purchase accounting adjustments to record the best estimate fair value of assets and liabilities at the date of acquisition (November 1, 2011), as well as additional adjustments to the balance of certain items. Such adjustments arose from additional information obtained during the measurement period and were recognized retroactively at the date of acquisition in accordance with IFRS 3:

	Previously recognized value	Measurement period adjustment	Adjusted balance

Current assets	$1,332,762	-	1,332,762
Property, plant and equipment	1,693,980	(53,531)	1,640,449
Other assets	153,364	-	153,364
Total assets	3,180,106	(53,531)	3,126,575

Current liabilities	(390,001)	-	(390,001)
Deferred income tax	(519,189)	59,511	(459,678)
Non-controlling interest	(7,025)	-	(7,025)
Net acquired assts	2,263,891	5,980	2,269,871

Consideration paid	1,269,306		1,269,306

Gain on bargain purchase (note 31)	$994,585		1,000,565

This gain was derived due that the former strategies resulted in high cost structure and limited opportunity to improve profitability; as a consequence the fair value of the enterprise was found lower than the respective fair values of its components. Therefore, after reviewing if all the acquired assets and assumed liabilities had been properly identified and recognizing any additional assets identified in this review, a gain was recognized as bargain purchase price in the consolidated statement of comprehensive income.

Had the acquisition occurred on January 1, 2011, management estimates that consolidated revenues and consolidated profits for the period would have totaled $34,809,853 and $911,952, respectively. In determining these amounts, management has assumed that adjustments to fair value determined temporarily, originating on the acquisition date would have been the same had the acquisition occurred on January 1, 2011.

Trosi de Carne acquisition

On August 20, 2011, Induba Pavos, S.A. de C.V. (subsidiary) acquired certain assets of Trosi de Carne, S.A. de C.V. In accordance with IFRS 3, such net assets qualify as business combination. With the acquisition of the net assets, the Company will be dedicated to the production of high value added products from beef and pork. Below is a summary of the assets acquired at their fair value (determined within the measurement period and recorded at the acquisition date in accordance with IFRS 3) and the purchase price paid in cash.

Property, plant and equipment	$98,385
Working capital	24,232
Deferred income tax	(18,170)
104,447
Consideration paid	57,723
Gain on bargain purchase (note 31)	$46,724

b)	Costs related to OK industries acquisition.

During 2011, the Company incurred costs related to OK Industries acquisition of $11,426 corresponding to external legal fees and due diligence costs. The external legal fees and due diligence costs have been included in other expenses in the Company’s consolidated statement of comprehensive income for the year ended December 31, 2011 (see note 31).

c)	Acquisition of fixed assets Mercantil Agropecuario Coromuel, S.A. de C.V. (“MACSA”)

On December 16, 2011, Bachoco, S.A. de C.V. (subsidiary) acquired certain assets from MACSA located in the state of Baja California. The transaction consisted of the acquisition of property, plant and equipment, for an amount of $55,522. The acquisition intend increase the brand commercial presence and improve the distribution channels in that region.

(7)	Subsidiaries of the Company

Subsidiaries and Company´s stockownership interest percentage over such entities as of January 1, 2011, December 31, 2011 and 2012, are listed below:

Name	Ownership interest percentage in Subsidiaries
		January	December 31
	Country	1, 2011	2011	2012
Bachoco, S.A. de C.V.	Mexico	99.99	99.99	99.99
OK Industries Inc., and Subsidiaries	U.S.	-	100.00	-
Bachoco USA, LLC. & Sub.	U.S.	-	-	100.00
Campi Alimentos, S.A. de C.V.	Mexico	99.99	99.99	99.99
Induba Pavos, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco Comercial, S.A. de C.V.	Mexico	99.99	99.99	99.99
Pecuarius Laboratorios, S.A. de C.V.	Mexico	63.57	63.57	63.57
Aviser, S.A. de C.V.	Mexico	99.99	99.99	99.99
Operadora de Servicios de Personal, S.A. de C.V.	Mexico	99.99	99.99	99.99
Secba, S.A. de C.V.	Mexico	99.99	99.99	99.99
Servicios de Personal Administrativo, S.A. de C.V.	Mexico	99.99	99.99	99.99
Sepetec, S. A. de C.V.	Mexico	99.99	99.99	99.99

The main subsidiaries of the group and their activities are as follows:

- Bachoco, S.A. de C.V. (“BSACV”) (includes four subsidiaries which are 50% owned, and for which BSACV has control). BSACV is engaged in breeding, processing and marketing of poultry (chicken and eggs).

- On March 2, 2012, Bachoco USA, LLC. was incorporated in the State of Delaware, United States (“U.S.”) as a wholly owned subsidiary of Industrias Bachoco, S.A.B. de C.V. From then onwards, Bachoco USA, LLC. acts as holding company for the shares of OK Industries, Inc. and, therefore, of the operations of Bachoco in the United States of America. OK Industries, Inc. (acquired in November 2011) comprises five controlled subsidiaries. Four of these subsidiaries, OK Industries, Inc. has a 100% shareholding while it only holds 85% of the shares of the remaining subsidiary through its dissolution in 2012. Its principal activity includes the production of chicken products, mostly marketed in the U.S. and, to a lesser extent, in other foreign markets.

- Campi Alimentos, S.A. de C.V. (Campi), is engaged in producing and marketing of balanced animal feed.

- Aviser, S.A. de C.V., Operadora de Servicios de Personal, S.A. de C.V., Secba, S.A. de C.V., Servicios de Personal Administrativo, S.A. de C.V. y Sepetec, S.A de C.V., These companies are engaged in providing administrative and operative services to their related parties.

(8)	Operating segments

Reporting segments have a line of product approach. Intersegment transactions have been eliminated. The poultry segment consists of the chicken and egg operations and has been added due to its risks and benefits similarities. The information included in the “Others” column corresponds to pigs, balanced feed for animal consumption and other non-significant sub-products.

Inter-segment pricing is determined on an arms – length basis. The accounting policies of operating segments are the same as those described in note 3.

The next pages includes information on the results of each segment by line of business. Performance is measured based on each segment’s income before taxes, in the same manner as included in management reports that are reviewed by the Company’s General Director. Each segment profits are used in measuring performance since management believes such information is most appropriate for assessing the results of certain segments, as compared with other entities that operate in the same businesses as the Company.

a)	Operating segment information

	Year ended December 31, 2011
	Poultry	Others	Total
Net revenues	$24,697,212	3,037,778	27,734,990
Cost of sales	22,058,417	2,738,620	24,797,037
Gross profit	2,638,795	299,158	2,937,953
Income tax	(20,135)	(18,481)	(38,616)
Net controlling interest income	1,093,861	83,485	1,177,346
Property, plant and equipment, net	11,652,108	460,837	12,112,945
Goodwill	212,833	88,015	300,848
Total assets	23,335,598	1,381,722	24,717,320
Total liabilities	(6,779,658)	(557,834)	(7,337,492)
Capital expenditures	662,009	45,524	707,533
Business acquisitions	2,269,871	104,447	2,374,318
Expenses not requiring cash disbursements:
Depreciation and amortization	(722,286)	(23,551)	(745,837)

	Year ended December 31, 2012
	Poultry	Others	Total
Net revenues	$35,797,169	3,570,262	39,367,431
Cost of sales	30,210,843	3,107,364	33,318,207
Gross profit	5,586,326	462,898	6,049,224
Income tax	486,251	115,769	602,020
Net controlling interest income	1,939,733	244,834	2,184,567
Property, plant and equipment, net	10,363,200	1,586,316	11,949,516
Goodwill	212,833	88,015	300,848
Total assets	25,224,900	2,815,284	28,040,184
Total liabilities	(8,093,729)	(857,766)	(8,951,495)
Capital expenditures	942,351	9,409	951,760
Expenses not requiring cash disbursements:
Depreciation and amortization	(752,492)	(85,315)	(837,807)

Revenue of the Poultry segment is analyzed as follows:

	As of December 31, 2011
	Chicken	Egg	Total
Net revenues	$22,611,264	2,085,948	24,697,212

	As of December 31, 2012
	Chicken	Egg	Total
Net revenues	$32,989,481	2,807,688	35,797,169

b)	Geographic information

Since 2011, with the acquisition of the US operation, a new segment is included in the managerial approach called “foreign” to identify (segment) domestic and foreign operations. When submitting information by geographic area, revenue is classified based on the geographic location of customers. Segment assets are classified in accordance with their geographic location.

	Year ended December 31, 2011
	Domestic poultry	Foreign poultry (two- months operations)	Total
Net revenues	$23,318,433	1,378,779	24,697,212
Cost of sales	20,755,753	1,302,664	22,058,417
Gross profit	2,562,680	76,115	2,638,795
Income tax	(12,240)	(7,895)	(20,135)
Net controlling interest income	1,096,519	(2,658)	1,093,861
Property, plant and equipment, net	10,011,659	1,640,449	11,652,108
Goodwill	212,833	-	212,833
Total assets	19,983,780	3,351,818	23,335,598
Total liabilities	(6,240,308)	(539,350)	(6,779,658)
Capital expenditures	662,009	-	662,009
Expenses not requiring cash disbursements:
Depreciation and amortization	(703,606)	(18,680)	(722,286)

	Year ended December 31, 2012
	Domestic poultry	Foreign poultry	Total
Net revenues	$27,625,702	8,171,467	35,797,169
Cost of sales	22,574,463	7,636,380	30,210,843
Gross profit	5,051,239	535,087	5,586,326
Income tax	457,727	(28,524)	486,251
Net controlling interest income	1,939,733	-	1,939,733
Property, plant and equipment, net	8,863,652	1,499,548	10,363,200
Goodwill	212,833	-	212,833
Total assets	21,783,895	3,441,005	25,224,900
Total liabilities	(6,637,159)	(1,456,570)	(8,093,729)
Capital expenditures	889,081	53,270	942,351
Expenses not requiring cash disbursements:
Depreciation and amortization	(578,977)	(173,515)	(752,492)

The following table details revenue for chicken in the poultry segment, by geographic area:

	As of December 31, 2011
	Domestic chicken	Foreign chicken (two months operation)	Total
Net revenues	$21,232,485	1,378,779	22,611,264

	As of December 31, 2012
	Domestic chicken	Foreign chicken	Total
Net revenues	$24,818,014	8,171,467	32,989,481

c)	Major Customers

In Mexico, the Company’s products are traded among a large number of customers, without significant concentration with any specific customer. Therefore, in 2011 and 2012, no customer accounted for over 10% of the Company’s total revenue.

The foreign subsidiary held sales transactions representing the 12% of total sales with the entity Ozark Mountain Poultry.

(9)	Cash and cash equivalents

The consolidated balances of cash and cash equivalents as of January 1, 2011, December 31, 2011 and 2012, are as follows:

	January 1,	December 31
	2011	2011	2012
Cash and banks	$513,076	472,318	1,592,555
Available on demand investments (note 10)	3,445,899	2,151,702	2,586,471

Unrestricted cash and cash equivalents	3,958,975	2,624,020	4,179,026

Restricted investments	8,899	1,641	515

Total cash and equivalents	$3,967,874	2,625,661	4,179,541

Restricted investments corresponds to the minimum margin requirement made by the financial instruments intermediary to meet future commitments due to adverse market movements affecting prices on the open positions as of January 1, 2011 and December 31, 2011 and 2012.

Available on demand investments includes cash of $38,431 included in the investment portfolio.

(10)	Financial instruments and risk management

(a)	Credit risk

i.	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. At the report date, the maximum exposure to credit risk is as follows:

	Carrying amount
	January 1,	December 31,
	2011	2011	2012
Held-to-maturity investments	$36,725	42,352	38,958
Investments designated at fair value through profit or loss	3,618,522	2,520,071	3,509,995
Exchange rate derivative instruments held for trading	262	1,344	-
Interest rate derivative instruments held for trading	-	-	152
Commodities derivative instruments held for trading	7,114	1,803	2,549
Commodities derivative instruments held for hedging	5,801	7,829	-
Accounts receivable	963,273	1,507,095	1,741, 639
	$4,631,697	4,080,494	5,293,293

Investments designated at fair value through profit or loss includes cash of $38,431 included in the investment portfolio.

The maximum exposure to credit risk for trade receivables at the end of the reporting period by geographic region was as follows:

	Carrying amount
	January 1,	December 31,
	2011	2011	2012
National	$963,273	1,115,238	1,287, 686
United States	-	391,857	453,953
	$963,273	1,507,095	1,741, 639

The maximum exposure to credit risk for trade receivables at the end of the reporting period by type of counterparty was as follows:

	Carrying amount
	January 1,	December 31,
	2011	2011	2012

Receivables	$916,139	1,457,617	1,682, 729
Legal receivables (Lawyers held)	47,134	49,478	58,910
	$963,273	1,507,095	1,741, 639

Impairment analysis

The aging of trade receivables at the end of the reporting period was as follows:

	Carrying amount
	January 1,	December 31,
	2011	2011	2012
Current	$776,066	1,233,249	1,455, 915
Past due 0-60 days	127,412	209,127	208,704
Past due greater than 60 days	12,661	15,241	18,110
	$916,139	1,457,617	1,682, 729

The Company considers that the unimpaired amounts that are past due by more than 60 days are still collectible, based on historic payment behavior and extensive analysis of customer credit risk.

Based on historical trends of the probability of default, the Company considers that no impairment allowance is necessary in respect of current trade receivables.

b)	Liquidity risk

Following are the remaining contractual maturities at the end of the reporting period of financial liabilities, including estimated interest payments and excluding the impact of netting agreements.

As of January 1, 2011 (pesos and dollars)

	Book value	Current contractual cash flows	Non-current contractual cash flows
Financial liabilities
Bank loans (pesos)	$646,920	-	646,920
Exchange rate derivative instruments held for traiding	280	280	-
Trade and other payables	1,966,014	1,966,014	-
	$2,613,214	1,966,294	646,920

As of December 31, 2011 (pesos and dollars):

	Book Value	Current contractual cash flows	Non- current contractual cash flows

Financial liabilities
Bank loans (pesos)	$789,613	230,000	559,613
Bank loans (valued dollars)	1,047,750	1,047,750	-
Derivative financial instruments on commodities at fair value through profit or loss	769	769	-
Trade and other payables	2,921,441	2,921,441	-
	$4,759,573	4,199,960	559,613

As of December 31, 2012 (pesos and dollars):

	Book value	Current contractual cash flows	Non- current contractual cash flows

Financial liabilities
Bank loans (pesos)	$580,158	437,996	142,162
Bank loans (valued dollars)	643,500	643,500	-
Senior bond issuance	1,500,000	-	1,500,000
Derivative financial instruments on commodities at fair value through profit or loss	1,332	1,332	-
Trade and other payables	3,445,245	3,445,245	-
	$6,170,235	4,528,073	1,642,162

At least on a monthly basis the Company evaluates and reports to the Board of Directors the liquidity status of the Company. As of December 31, 2012, the Company has determined that has sufficient resources to meet its short and long term obligations and; therefore, it does not expect to have liquidity gaps in the future and will not necessary to sell assets to settle their debts at unusual or off market prices.

c)	Market risk

Price risk of generic commodities

The Company seeks protection against declines in the agreed-upon price of corn and/or sorghum after the producer issues the respective invoice that may result in not ceasing an opportunity cost for lower prices in the commodity market against a higher agreed-upon price and once they become part of the inventory to hedge a risk if the price declines prior to their consumption.

In other words, if the price on the physical delivery of the agreed-upon commodities is lower than the agreed-upon prices, the entity does not benefit from lower market prices and purchases are made at higher prices, resulting in a loss for the Company.

Corn and/or sorghum purchases are formalized through a forward sales agreement, which stipulate the following:

•	Date of execution;
•	Number of tons sold;
•	Harvest, State and the harvest’s agricultural cycle;
•	Price per ton plus quality premium or penalty based on the following formula:

Agricultural agreements that lead to firm commitments are related to two corn and/or sorghum cycles and to the contracting of purchases; both cycles and contracting dates are detailed below:

•	Fall / Winter Cycle – ASERCA, at its discretion, determines the registration desk period, which normally runs from December to March, while the harvest period for the Fall / Winter cycle occurs in the months of May through July. However, the corn and/or sorghum harvest period may extend from one to several months, depending on the climatic conditions such as droughts and frosts.

•	Spring / Summer Cycle – ASERCA, at its discretion, determines the registration desk period, which normally runs from July to August while the harvest time varies depending on the specific State.

The risk being hedged is for exposure from changes in the fair value by fixing the price of corn and/or sorghum purchases that may cause potential losses by not taking advantage, as applicable, of lower corn and/or sorghum prices at the date of purchase of the physical product.

The Company conducts effectiveness tests at the beginning and at least on a quarterly basis using a specific methodology for each test. Effectiveness tests are conducted for hedging relationships for put options the Company acquires from ASERCA. These methodologies are described below. Each only distinguishes changes in the price of corn below the strike price agreed in the put option.

Prospective effectiveness tests

For this test, it is proven that the hedging relationship being set operates properly prior to it being established. Basically, the test consists of performing a linear regression on the put option profits that would be obtained at the expiration date (explanatory or independent variable) against the losses sustained from the primary position, which are defined as losses arising from the fall of the corn spot price.

The test is deemed highly effective and therefore, the implementation of the hedging relationship is feasible, where:

•	The R2 of the linear regression is equal to or greater than 0.8
•	The correlation in the linear regression is 0.8 or greater
•	The slope m lies within the [0.8, 1.25] interval.

Failure to meet any these conditions indicates that the test is not effective and the hedging relationship may not be established.

The retrospective effectiveness test is performed at least quarterly and only after the hedging relationship has been established, not at the beginning. The test is performed following the methodology known as “Dollar Offset”, which changes in the value of the put option are compared to changes in the value of the accumulated primary position through an index. This index is computed as follows:

The absolute value of the “Dollar Offset” (DO) index should always fall within the [0.8, 1.25] range. In this case, the test and, therefore, the hedging relationship, are deemed effective and so the latter may continue.

In cases where the absolute value is not within such range, the test is not deemed effective and the hedging relationship designated in that moment.

At December 31, 2012, there were no open positions of long put hedge options with ASERCA.

Regarding commodity price risk, for derivative instruments that are not designated in a hedging relationship, the Company performs sensitivity analysis on the corn and soybean future contracts, considering different scenarios (bullish and bearish). These results are shown in Note 5 b). In case of structured commodity derivatives, that contains options (traded with Cargill), the Company does not perform a sensitivity analysis on the volatility factor.

d)	Currency risk

Interest on borrowings is denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily pesos, but also euro and dollars. This provides an economic hedge without derivatives.

Exposure to currency risk

Below is the company's exposure to currency risk, based on notional amounts:

	January 1,	December 31,
	2011	2011	2012
Asets
Cash and cash equivalents	$357,933	232,211	362,905
Primary financial instruments	106,466	375,648	380,036
Accounts receivables	-	391,857	473,245
Other accounts	6,926	315,037	191,071
Advances to supliers	170,170	602,912	502,585

	641,495	1,917,665	1,909,842

Liabilities
Accounts payables	(770,931)	(1,668,025)	(1,715,893)
Other accounts	-	(157,110)	(150,529)
Short term debt	-	(1,047,750)	(643,000)

Net liability position	$(129,436)	(955,220)	(599,580)

The following significant exchange rates applied during the year:

	Average exchange rate		Spot exchange rate as the date of the consolidated financial statements
	2011	2012	January 1, 2011	2011	2012
USD	$12.43	13.16	12.37	13.97	12.87

The exchange rate as of reporting date is $12.08.

In this regard the Company does not perform sensitivity analysis in order to measure the impact of exchange rate fluctuations in the asset an liabilities described.

e)	Interest rate risk

Fluctuations in interest rates mainly impact loans by changing either their fair value (fixed-rate debt) or their future cash flows (variable-interest debt). Management lacks a formal policy for determining how much of the Company’s exposure should be at fixed or variable rate. However, on getting new loans, management uses is judgment for deciding if a fixed or a variable rate would be more favorable for the Company, considering the original term of the loan, through its maturity.

The Company only made sensibility´s analysis.

f)	Fair value versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

			December 31,
	Carrying amount	Fair value	Carrying	Fair	Carrying	Fair
	January 1, 2011	January 1, 2011	amount 2011	value 2011	amount 2012	Value 2012
Assets recorded at fair value
Investments designated at fair value through profit or loss	$3,618,522	3,618,522	2,520,071	2,520,071	3,509,995	3,509,995
Exchange rate derivative instruments at fair value through profit or loss	(18)	(18)	1,344	1,344	-	-
Interest rate derivative instruments classified held-for-trading	-	-	-	-	152	152
Commodities derivative instruments at fair value through profit or loss	7,114	7,114	1,034	1,034	2,786	2,786
Commodities derivative instruments held-for-hedging	5,801	5,801	7,829	7,829	-	-
	$3,631,419	3,631,419	2,530,278	2,530,278	3,512,993	3,512,993

			December 31,
	Carrying amount	Fair value	Carrying	Fair	Carrying	Fair
	January 1, 2011	January 1, 2011	amount 2011	value 2011	amount 2012	value 2012
Assets recorded at amortized cost
Held-to maturity investments	$36,725	36,725	42,352	42,352	38,958	38,958
	$36,725	36,725	42,352	42,352	38,958	38,958
Liabilities recorded at fair value
Commodities derivative instruments at fair value through profit or loss	$-	-	(769)	(769)	(1,332)	(1,332)
	$-	-	(769)	(769)	(1,332)	(1,332)
Liabilities recorded at amortized cost
Secured bank loans	$646,920	646,920	1,837,363	1,837,363	1,223,658	1,223,658
Senior bonds issuance	-	-	-	-	1,500,000	1,507,562
Trade payable and other accounts payable	1,966,014	1,966,014	2,921,441	2,921,441	3,445,247	3,445,247
	$2,612,934	2,612,934	4,758,804	4,758,804	6,168,905	6,176,639

Investments designated at fair value through profit or loss includes cash of $38,431 included in the investment portfolio.

g)	Fair value hierarchy

The table below analyses financial instruments carried at fair value, by the levels in the fair value hierarchy. The Company adopted the early exemption of IFRS 1, which exempts the entity from providing comparative information.

The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Level 1	Level 2	Level 3	Total
At December 31, 2012
Investments in primary instruments at fair value through profit or loss	$-	3,509,995	-	3,509,995
Exchange rate derivative instruments at fair value through profit or loss	-	-	-	-
Interest rate derivative instruments	-	152	-	152
Commodities derivative instruments at fair value through profit or loss	2,549	-	-	2,549
Commodities derivative instruments at fair value through profit or loss	-	(1,332)	-	(1,332)
	$2,549	3,508,815	-	3,511,364

Investments designated at fair value through profit or loss includes cash of $38,431 included in the investment port folio.

(11)	Account receivables, net

As of January 1, 2011, December 31, 2011 and 2012, trade and other receivables breakdown is as follows:

	January	December 31,
	1, 2011	2011	2012

Trade receivables	$996,263	1,545,632	1,788,320
Allowance for doubtful accounts	(32,990)	(38,537)	(46,681)
Other receivables (Value added tax and other recoverable taxes)	473,228	728,057	478,999
	$1,436,501	2,235,152	2,220,638

Note 10 disclose the Company’s exposure to credit and exchange risks related to trade and other accounts receivable.

(12)	Inventories

As of January 1, 2011, December 31, 2011 and 2012, inventories breakdown is as follows:

	January 1,	December 31,
	2011	2011	2012

Raw materials and sub-products (net of $27,940 and $25,740 reserve as at December 31, 2011 and 2012)	$1,523,690	1,883,163	2,751,718
Medicine, materials and spare parts	452,373	487,178	640,953
Finished feed	60,405	83,601	292,056
	2,036,468	2,453,942	3,684,727
Inventories:
Live chicken	877,654	1,383,769	1,307,744
Processed chicken (net of $30,203 reserve as at December 31, 2011)	250,904	670,890	728,258
Commercial eggs	22,094	27,498	46,341
Beef	4,463	13,658	17,090
Turkey	20,186	12,598	37,812
Value added products	-	-	7,865
	1,175,301	2,108,413	2,145,110
Total	$3,211,769	4,562,355	5,829,837

The change in the historical cost of biological assets measured at fair value corresponded to an increase of $2,558 and $19,331 in 2011 and 2012, respectively.

(13)	Biological assets

As of January 1, 2011, December 31, 2011 and 2012, biological assets breakdown is as follows:

	Current Biological Assets	Non-current Biological Assets	Total
Balance at January 1, 2011	$153,993	750,288	904,281
Increase due to purchases	66,460	262,479	328,939
Decrease for sales	(888)	(20,561)	(21,449)
Increase due to births	186,176	-	186,176
Manufacturing cost	1,754,845	808,698	2,563,543
Depreciation	-	(771,262)	(771,262)
Transferred to inventories	(1,943,232)	-	(1,943,232)
Balance at December 31, 2011	$217,354	1,029,642	1,246,996

Balance at January 1, 2012	$217,354	1,029,642	1,246,996
Increase due to purchases	38,123	207,230	245,353
Decrease for sales	(7,166)	(325,116)	(332,282)
Increase due to births	257,261	-	257,261
Manufacturing cost	2,546,129	1,067,717	3,613,846
Depreciation	-	(861,339)	(861,339)
Transferred to inventories	(2,782,841)	-	(2,782,841)
Other	(2,378)	(12,014)	(14,392)
Balance at December 31, 2012	$266,482	1,106,120	1,372,602

Biological assets (current) are comprised of incubatable eggs and breeder pigs; while biological assets (non-current) are comprised of hens in production, laying and breeder hens and pigs breeding stock.

The Company is exposed to the following risks relating to its biological assets:

•	Future excesses in the offer of poultry products and the decline in demand growth of the chicken industry may negatively affect the Company’s results.

•	Increases in raw material prices and price volatility may negatively affect the Company’s margins and results.

•	In addition, in the case of the U.S. operations, the cost of corn grain may be affected by an increase in the demand for ethanol, which may reduce the market’s available corn inventory.

•	The Mexico and U.S. operations are based on animal breeding and meat processing, which are subject to sanitary risks and natural disasters.

•	Hurricanes and other adverse climate conditions may result in additional inventory losses and damage to the Company’s installations and equipment.

(14)	Prepaid expenses and other current assets

As of January 1, 2011, December 31, 2011 and 2012, prepaid expenses and other current assets breakdown is as follows:

	January 1,	December 31,
	2011	2011	2012

Advances to suppliers of inventories	$366,160	515,672	505,667
Prepayments – Services	43,240	125,158	240,706
Other receivables	77,753	72,043	79,999
Prepayments- Insurance and financial guarantee	17,961	39,277	42,506

Total	$505,114	752,150	868,878

(15)	Assets available for sale

As of January 1, 2011, December 31, 2011 and 2012, assets available for sale breakdown is as follows:

The balance of non-current assets available for sale is mainly comprised of assets foreclosed by the Company when certain accounts receivable are not settled by the customers, as well as an aircraft that was included in the acquisition of OK Industries in 2011 and sold in 2012. This caption includes a wide variety of assets, which are recorded based on the fair value of the asset in question, supported by appraisals made of such assets. If the asset cannot be measured reliably, the acquisition cost is measured at the net carrying amount of the related asset.

	January 1,	December 31,
	2011	2011	2012

Buildings	$17,731	19,508	18,502
Land	20,621	25,904	30,361
Aircraft	-	48,895	-
Others	1,870	1,340	2,644
Total	$40,222	95,647	51,507

(16)	Property, plant and equipment-

As of January 1, 2011, December 31, 2011 and 2012, property, plant and equipment is comprised as follows.

Deemed cost	Balance at January 1, 2011	Additions	Business combinations	Disposals	Currency translation effect	Balance at December 31, 2011
Land	$948,036	13,582	74,647	(3,204)	1,278	1,034,339
Buildings and constructions	8,353,164	184,845	803,776	(1,147)	22,186	9,362,824
Machinery and equipment	7,687,734	379,330	743,474	(23,035)	19,897	8,807,400
Transportation equipment	1,158,660	93,576	55,603	(44,829)	1,580	1,264,590
Computer equipment	120,108	26,472	8,258	(22,341)	235	132,732
Furniture	126,241	9,728	6,726	(8,081)	175	134,789
Leasehold improvements	27,856	-	-	-	-	27,856
Construction in progress	279,604	-	-	(27,979)	-	251,625
Total	$18,701,403	707,533	1,692,484	(130,616)	45,351	21,016,155

Accumulated depreciation	Balance at January 1 2011	Depreciation for the year	Balance at December 31, 2011
Buildings and constructions	$(3,906,771)	(270,113)	(4,176,884)
Machinery and equipment	(3,417,695)	(355,386)	(3,773,081)
Transportation equipment	(638,109)	(109,580)	(747,689)
Computer equipment	(109,103)	(3,349)	(112,452)
Furniture	(85,694)	(7,410)	(93,104)
Total	$(8,157,372)	(745,837)	(8,903,210)

Deemed cost	Balance at January 1, 2012	Additions	Disposals	Currency translation effect	Balance at December 31, 2012
Land	$1,034,339	25,722	-	(3,916)	1,056,145
Buildings and constructions	9,362,824	103,998	(1,727)	(67,973)	9,397,122
Machinery and equipment	8,807,400	415,116	(84,521)	(56,335)	9,081,660
Transportation equipment	1,264,590	66,565	(159,845)	(989)	1,170,321
Computer equipment	132,732	6,226	(67)	(719)	138,172
Furniture	134,789	12,023	(607)	(536)	145,669
Leasehold improvements	27,856	10,985	-	-	38,841
Construction in progress	251,625	311,125	-	-	562,750
Total	$21,016,155	951,760	(246,767)	(130,468)	21,590,680

Accumulated depreciation	Balance at January 1, 2012	Depreciation for the year	Disposals	Balance at December 31, 2012
Buildings and constructions	$(4,176,884)	(256,796)	12,795	(4,420,885)
Machinery and equipment	(3,773,081)	(469,250)	18,881	(4,223,450)
Transportation equipment	(747,689)	(93,734)	67,597	(773,826)
Computer equipment	(112,452)	(9,430)	129	(121,753)
Furniture	(93,104)	(8,602)	456	(101,250)
Total	$(8,903,210)	(837,807)	99,858	(9,641,164)

Carrying amounts	Balance at January 1, 2011	Balance at December 31, 2011	Balance at December 31, 2012
Land	$948,036	1,034,339	1,056,145
Buildings and constructions	4,446,393	5,185,940	4,976,237
Machinery and equipment	4,270,039	5,034,319	4,858,210
Transportation equipment	520,551	516,901	396,495
Computer equipment	11,005	20,280	16,419
Furniture	40,547	41,685	44,419
Leasehold improvements	27,856	27,856	38,841
Construction in progress	279,604	251,625	562,750
Total	$10,544,031	12,112,945	11,949,516

Depreciation expense at December 31, 2011 and 2012 was for $745,837 and $837,807 respectively, which were charged to cost of sales and operating expenses.

(17)	Other non-current assets

The other non-current assets consist of the following:

	January 1,	December 31,
	2011	2011	2012

Advances for purchase of fixed assets	$43,290	185,091	131,561
Investments in life insurance (note 3 (k))	-	119,792	115,502
Investment in associate company (note 3 (k))	-	38,020	35,026
Others	21,594	21,734	19,822

Total of other non-current assets	$64,884	364,637	301,911

(18)	Financial debt

Major borrowings are secured by guaranties, according to contractual obligations incurred.

Note 10 discloses the carrying amount and the fair value of loan borrowings.

a)	Short-term financial debt breakdown is as follows:

	January, 1	December 31,
	2011	2011	2012

Denominated in USD for an amount of 75,000 USD, maturing in October 2012, at LIBOR (3) rate plus 0.60 points. Bachoco is guarantor of this debt.	$-	1,047,750	-
Denominated in USD for an amount of 20,000 USD, maturing in April 2013, at LIBOR (3) rate plus 0.84 points. Bachoco is guarantor of this debt.	-	-	257,400
Denominated in pesos, maturing in January 2012, at TIIE (1) plus 0.85 points.	-	200,000	-
Denominated in pesos, maturing in January 2013, at TIIE (1) plus 0.60 points.	-	-	200,000
Denominated in pesos, maturing in August 2012, at TIIE (1) FIRA (2) plus 0.50 points.	-	30,000	-
Denominated in pesos, maturing in December 2013, at TIIE (1) FIRA (2) plus 0.88 points.	-	-	59,368
Denominated in pesos, maturing in December 2013, at TIIE (1) FIRA (2) plus 0.89 points.	-	-	82,628
Denominated in pesos, maturing in November 2013, at TIIE (1) FIRA (2) plus 0.70 points.	-	-	96,000
Credit denominated in USD for an amount of 30,000 USD, maturing in June 2013, at LIBOR (3) rate plus 1.62 points.	-	-	386,100
Total short term debt	$-	1,277,750	1,081,496

Weighted average interest rate on short-term debt for the years ended December 31, 2011 and 2012 was 5.53 % and 4.97%, respectively.

The average interest rate on short-term bank loans for the years ended December 31, 2011 and 2012, was 5.48% and 4.68%, respectively.

The weighted average interest rate on dollars short-term for the years ended December 31, 2011 and 2012, was 0.8702% and 1.06%, respectively.

(1)	TIIE= Interbank Equilibrium Rate (by its Spanish acronym)
(2)	FIRA= Agriculture trust (Fideicomiso Instituido en Relación con la Agricultura by its Spanish acronym)
(3)	Libor= London InterBank Offered Rate

b)	Long-term debt, consist of the following:

	January 1,	December 31,
	2011	2011	2012

Denominated in pesos, maturing in June 2016, at TIIE (1) rate plus 1 points (3).	$-	360,000	-
Denominated in pesos, maturing in 2013, at TIIE (1) rate plus 0.60 points.	-	87,500	37,500
Denominated in pesos, maturing in 2015 and 2016, at TIIE (1) plus 1.00 points.	-	47,579	34,449
Denominated in pesos, maturing in December 2013, at TIIE (1) FIRA (2) rates less 1.00 point.	38,133	26,400	14,667
Denominated in pesos, maturing in April 2015, at TIIE (1) rate plus 0.95 points (3).	23,617	18,621	-
Denominated in pesos, maturing in April 2012 and June 2013, at TIIE (1) FIRA (2) rates less 1.10 points and 0.875 points (3).	30,720	17,390	-
Denominated in pesos, maturing in March 2014, at TIIE (1) rate plus 2 points (3).	2,957	2,123	-
Denominated in pesos, maturing in July 2015, at TIIE (1) plus 1.50 points (3).	250,000	-	-
Denominated in pesos, maturing in April 2015, at TIIE (1) FIRA (2) rates plus 1.90 points (3).	250,000	-	-
Denominated in pesos, maturing in June 2015, at TIIE (1) rate plus 2.50 points (3).	38,993	-	-
Denominated in pesos, maturing in June 2011, at TIIE (1) FIRA (2) rates plus 2 points.	12,500	-	-
Denominated in pesos, maturing in January 2014, at TIIE (1) FIRA (2) rates minus 0.55 points.	-	-	55, 546
Total	646,920	559,613	142, 162
Senior bonds issuance (subsection (d) of this note)	-	-	1,500,000
Less current installments	(139,867)	(175,243)	(115,560)
Long-term debt, excluding current installments	$507,053	384,370	1,526,602

Weighted average interest rate on long-term debt, excluding the issuance of senior bonds for the years ended December 31, 2011 and 2012 was 5.58% and 5.40%, respectively.

The average interest rate of the long-term debt, excluding the issuance of senior bonds, for the years ended December 31, 2011 and 2012 was 6.17%, and 5.43%, respectively.

(1) TIIE = Interbank Equilibrium Rate (by Spanish acronym)

(2) FIRA = Agriculture trust (Fideicomiso Instituido en Relación con la Agricultura by its Spanish acronym)

(3) In 2011 and 2012, the Company made prepayments of long-tern debt of $538,993 and $398,134 respectively, without being required to pay early termination fee.

At December 31, 2011 and 2012, unused lines of credit amounted to $2,257,870 and $2,664,911, respectively. In 2011 and 2012, the Company did not pay any fee for unused lines of credit.

c)	Maturities of long-term debt, excluding current maturities, as of December 31, 2012, are as follows:

Year	Amount
2014	$16,392
2015	7,720
2016	2,490
2017	1,500,000
$1,526,602

Interest expense on loans during the years ended December 31, 2011 and 2012, amounted to $40,687 and $71,005, respectively.

Bank loans establish certain affirmative and negative covenants. As of December 31, 2012 and the date of the consolidated financial statements, the Company was in compliance with all these covenants, for which the most important are the following:

a)	Deliver of financial information at the bank requirement.

b)	Not contracting liabilities with financial cost or granting loans that could affect payment obligations.

c)	Notify the bank regarding the existence of legal issues that could substantially affect the financial situation of the Company.

d)	Substantial changes to the nature of the business, or the administrative structure are not permitted.

e)	Reductions of capital stock in excess to a 10% of the assets is not permitted.

d)	Debt by issuing Securities Certificates

On August 28, 2012, the Company was authorized to make an issue of senior bonds for a total authorized amount of the program of $5,000,000 pesos or its equivalent in UDIS, on a revolving program period of five years from the date of authorization letter of the CNBV. The initial issue dated August 31, 2012 was for $1,500,000 pesos with ticker: "BACHOCO 12" for a period of 1,820 days, equivalent to 65 periods of 28 days, approximately five years. For a total senior bonds of 15,000,000, and a face value of $100 pesos each.

From the date of issue, and while the senior bonds have not been amortized, will accrue annual gross interest on their face value, at a yearly interest rate, which is calculated by adding 0.60 (zero point sixty) percentage points to the TIIE to within 28 days and in case of non-publication TIIE 28-day TIIE be used to nearer term, released by the Bank of Mexico. The Common Representative will calculate two business days prior to the beginning of each interest period of 28 days, according to the payment schedule, computed from the date of issue or at the beginning of each interest period and governed precisely during this period of interest.

Amortization of senior bonds will be at the deadline for the term of issue.

Senior bonds-related cost are capitalized to the debt and amortized through earnings by using the effective interest method through the maturity of each transaction. Such related cost includes commissions and professional fees.

(19)	Trade payable and other accounts payable

	January 1,	December 31,
	2011	2011	2012
Trade payable	$1,572,292	2,326,779	2,838,500
Sundry creditors	35,963	218,458	256,132
Expense payable	148,357	158,461	142,799
Advance from costumers	66,189	71,212	54,590
IMSS (1)	35,073	35,453	36,419
INFONAVIT (2)	30,743	32,552	34,459
Employee statutory profit sharing	37,921	26,234	30,849
Employment taxes	21,277	24,044	25,897
Salaries payable	4,924	9,168	10,755
SAR (3)	6,266	6,416	6,434
Tax payable	6,520	6,349	7,528
Interest payable	489	6,315	883

	$1,966,014	2,921,441	3,445,245

(1)	IMSS (Instituto Mexicano del Seguro Social by its Spanish acronym): Contributions are made by the Company and employees in accordance with applicable regulations. The Company is required to pay a monthly contribution.

(2)	INFONAVIT (Instituto del Fondo Nacional de la Vivienda para los Trabajadores by its Spanish acronym): The Company is required to make contributions to this entity based on the 5% of the salaries of employees, subject to certain limits. The Company has a duty to pay this contribution every two months.

(3)	SAR (Sistema de Ahorro para el Retiro by its Spanish acronym): Contributions are made by the Company based on the regulations as a percentage of the worker's salary. The Company has a duty to pay this contribution to the government every two months.

Note 10 discloses the Company’s exposure to exchange and liquidity risks related to trade accounts payable and other accounts payable.

(20)	Related party transactions and balances

(a)	Transactions with management

Management remuneration

The following table shows total remuneration paid to our directors and executives for services provided in their respective positions, for the years ended December 31, 2011 and 2012, which is included in employee costs (see note 23):

	2011	2012

Net compensation	$44,472	39,288

(b)	Transactions with related parties

A summary of related party balance and transactions as of December 31, 2011 and 2012 is as follows:

(i) Revenue

	Transaction value
	2011	2012
Sells products to:
Vimifos S.A de C.V.	$24,314	38,664
Frescopack S.A de C.V	8	20
Maquinaria Agrícola, S.A. de C.V.	21	-
Llantas y Accesorios, S.A. de C.V.	125	50
Autos y Accesorios, S.A. de C.V.	500	448
Alfonso R. Bours, S.A. de C.V.	29	29
Taxis Aéreos del Noroeste, S.A. de C.V.	28	19
	$25,025	39,230

(ii) Expenses and payables to related parties

	Transaction value year ended December 31,		Balance at
			January	December 31,
	2011	2012	1, 2011	2011	2012
Purchases of feed, raw materials and packing supplies
Vimifos, S.A. de C.V.	$347,062	$467,499	$43,051	$47,564	$42,855
Frescopack, S.A. de C.V.	119,950	129,119	6,670	18,609	22,766
Pulmex 2000, S.A. de C.V.	10,302	11,844	-	-	-
Qualyplast, S.A. de C.V.	6	44	-	-	-
Purchases of vehicles, tires and spare parts
Maquinaria Agrícola, S.A. de C.V.	$69,205	$62,035	7,973	8,566	8,529
Llantas y Accesorios, S.A. de C.V.	21,640	27,282	1,144	3,270	4,724
Autos y Accesorios, S.A. de C.V.	24,995	19,815	678	422	4,055
Autos y Tractores de Culiacán, S.A. de C,V.	23,207	18,026	1,025	41	5,026
Camiones y Tractocamiones de Sonora, S.A. de C.V.	3,333	1,647	67	37	15
Agencia MX-5 S.A de C.V.	-	397	-	-	-
Alfonso R. Bours, S.A. de C.V.	767	568	52	34	69
Distribuidora Automotriz de los Mochis, S.A. de C. V.	2,135	-	213	-	-
Airplane leasing expenses
Taxis Aéreos del Noroeste, S.A. de C.V.	$10,063	10,137	-	-	-
			$60,873	$78,543	$88,039

At January 1, 2011, December 31, 2011 and 2012, balances due to related parties correspond to unsecured current accounts denominated in pesos that bear no interest and are payable in short-term basis without warranties.

(21)	Income Tax (IT), Asset Tax (AT), and Flat Rate Business Tax (IETU)

Under the current tax legislation in Mexico, companies must pay the greater of their IT or IETU. If IETU is payable, the payment will be considered final, not subject to recovery in subsequent years.

a)	Income tax (IT)-

The Company and each of its subsidiaries file separate income tax returns (including its foreign subsidiary, that files income tax returns in the U.S. based on its existing tax year end of April). Bachoco, S.A. de C.V. (“BSACV”), the Company’s principal operating subsidiary, is subject to corporate income tax under the provisions of the simplified regime, which is applicable to companies engaged exclusively in agriculture, cattle-raising, fishing, forestry and other activities. The income tax law establishes that such regime is only for companies that obtain no more than 10% of their total revenues from the production of processed products; BSACV has complied with this criteria.

The simplified regime establishes that the taxable base for income tax is determined on revenues collected net of deductions paid (cash basis). The tax rate for this regime is 21%.

The income tax rate of the general regime for fiscal years 2011 to 2013 is 30%, for 2014 the rate shall be 29% and for 2015 and thereafter is 28%.

The income tax rate of the foreign subsidiary is 38.79%.

b)	Flat rate business tax (IETU)-

IETU is calculated applying the rate of 17.5% to profit determined based on cash flows less authorized tax credits.

IETU credits are derived mainly from the unamortized negative IETU base, and taxable salaries for IT purposes and social security contributions, as well as credits derived from the deduction of certain investments, such as inventories and fixed assets.

The IETU is required to be paid only when it is greater than the IT. To determine the IETU payable, income tax paid in a given period shall be subtracted from the current IT of the same period.

If negative IETU base is determined because deductions exceed income, there will be no current IETU. The amount of negative base multiplied by the IETU rate results in a IETU credit, which may be applied against IT for the same year or, if applicable, against IETU payable in the next ten years. According to the tax law, the IETU credit cannot be applied against IT for 2011 and 2012.

c)	Tax charged to profit or loss

For the years ended December 31, 2011 and 2012, the income tax charged (credited) to profit or loss is as follows:

	2011	2012
Operation in Mexico:
Current IT	$69,578	366,417
Current IETU	8	-
Deferred IT	(100,307)	207,079

	(30,721)	573,496
Foreign operation:
Deferred IT	$(7,895)	28,524

IT (benefit) expense	$(38,616)	602,020

Total (benefit) expense for income taxes

The (benefit) expense tax attributable to income before income taxes, was different from the amount computed by applying the IT rate of 21% in 2011 and 2012 as a result of the items listed below:

	2011		2012
	IT	Percentage	IT	Percentage

Expected expense	$239,574	21%	$586,696	21%
Increase resulting from:
Tax effect of inflation, net	(67,883)	(6)%	(47,627)	(2)%
Non-deductible expenses	870	0%	1,740	0%
Gain on purchase of foreign subsidiary	(219,931)	(19)%	-	-
Effect of companies outside of simplified regime	27,021	2%	61,777	2%
Unrecognized deferred assets effect	(18,112)	(1)%	(453)	0%
Others	(155)	0%	(113)	0%
(Benefit) expense for income taxes	$(38,616)	(3)%	$602,020	21%

d)	Deferred income tax

Based on the financial projections of taxable income, the Company estimated that it will pay IT; therefore, deferred tax effects have been determined and recorded reflecting the IT basis.

The tax effects of temporary differences that lead to significant portions of deferred tax assets and liabilities at January 1, 2011, December 31, 2011 and 2012 are detailed below:

	January 1,	December 31,
	2011	2011	2012

Deferred tax assets
Trade payable	$493,645	649,678	754,765
Employee benefits	15,748	46,889	40,401
Employee statutory profit sharing	11,311	9,002	9,254
Effect on derivative financial instruments	1,635	-	858
Tax loss carryforwards	-	96,772	10,043
Others	1,006	-	-
Deferred tax assets	$523,345	802,341	815,321

Deferred tax liabilities
Inventories	$842,767	1,056,327	1,284,699
Accounts receivable	190,082	204,213	221,133
Property, plant and equipment	1,490,183	1,919,994	1,871,086
Advanced deduction	16,370	20,210	36,343
Effects on derivative financial instruments	-	1,704	-
Total deferred tax liabilities	2,539,402	3,202,448	3,413,261
Net deferred tax liability	$2,016,057	2,400,107	2,597,940

e)	Unrecognized deferred tax assets

Deferred tax assets have not been recognized in the Companys´financial statements in respect of the following items:

	January 1, 2011	2011	2012

Tax loss carryforwards	$17,698	-	-
Recoverable AT	4,859	4,445	3,992
Total	$22,557	4,445	3,992

f)	Unrecognized deferred tax liabilities

Deferred tax related to investments in subsidiaries has not been recognized since the Company is able to control the timing of the reversal of the temporary difference, and it is probable that they will not reverse in the foreseeable future.

g)	Movement in temporary differences during the year

	January 1, 2011	Recognized in profit or loss	Acquired or/ Recognized directly in equity	December 31, 2011

Trade payable	$(493,645)	(156,033)	-	(649,678)
Employee benefits	(15,748)	(31,141)	-	(46,889)
ESPS payable	(11,311)	2,309	-	(9,002)
Recoverable IT	(1,635)	1,635	-	-
Tax loss carryforwards	-	(96,772)	-	(96,772)
Effects on derivative financial instruments	(1,006)	2,710	-	1,704
Inventories	842,767	213,560	-	1,056,327
Accounts receivable	190,082	14,131	-	204,213
Property, plant and equipment	1,490,183	(62,441)	477,848	1,905,590
Currency translation effect	-	-	14,404	14,404
Advanced deductions	16,370	3,840	-	20,210
Net deferred tax liability	$2,016,057	(108,202)	492,252	2,400,107

	January 1, 2012	Recognized in profit or loss	Recognized directly in equity	December 31, 2012

Trade payable	$(649,678)	(105,087)	-	(754,765)
Employee benefits	(46,889)	6,488	-	(40,401)
ESPS payable	(9,002)	(252)	-	(9,254)
Tax loss carryforwards	(96,772)	86,729	-	(10,043)
Effects on derivative financial instruments	1,704	(2,562)	-	(858)
Inventories	1,056,327	228,372	-	1,284,699
Accounts receivable	204,213	16,920	-	221,133
Property, plant and equipment	1,905,590	(11,138)	-	1,894,452
Currency translation effect	14,404	-	(37,770)	(23,366)
Advanced deductions	20,210	16,133	-	36,343
Net deferred tax liability	$2,400,107	235,603	(37,770)	2,597,940

h)	Asset tax (AT) and Tax loss carryforwards-

At December 31, 2012, tax loss carryforwards, and recoverable AT expires as shown below:

	Amount remeasured by inflation at
	December 31, 2012
Base year	Tax loss carryforwards	Recoverable AT	Year of expiration

2005	$-	192	2015
2006	-	3,800	2016
2010	863	-	2020
2011	10,157	-	2021/2032
2012	15,678	-	2033
	$26,698	3,992

(22)	Employee benefits

a)	Employee benefits in Mexico

The Company has a defined benefit pension plan covering non unionized personnel in México. The benefits are based on years of service and the employee’s compensation. The Company’s policy in order to fund pension plan is to make contributions up to the maximum amount that can be deducted for income tax purposes based on the projected unit credit method.

	January 1,	December 31,
	2011	2011	2012
Present value of unfunded obligations	$57,098	70,415	121,928
Present value of funded obligations	256,382	250,856	263,250
Total present value of obligations	313,480	321,270	385,178
Plan assets at fair value	(256,382)	(250,856)	(263,250)
Unamortized (gains) losses	-	29,624	(25,315)
Unamortized past service	20,787	-	-
Projected liability, net	$77,885	100,038	96,613

i.	Composition of plan assets

	January 1,	December 31,
	2011	2011	2012
Fixed rate investment	70%	70%	70%
Variable rate investment	30%	30%	30%
Total	100%	100%	100%

ii.	Movement in the present value of the defined benefit obligations (DBO)

	2011	2012
DBO at January 1	$313,480	321,270
Benefits paid by the plan	(36,414)	(31,513)
Current service costs and interest cost	51,116	48,514
Past service cost	41,724	-
Actuarial (gains) and losses recognized in the statement of comprehensive income	(48,636)	46,907
DBO at December 31	$321,270	385,178

iii.	Movement in the fair value of plan assets

	2011	2012
Fair value of plan assets at January 1	$256,382	250,856
Plan contributions	15,100	15,125
Benefits paid by the plan	(27,429)	(19,877)
Expected return on plan assets	25,815	24,522
Actuarial gains in the statement of comprehensive income	(19,012)	(7,376)
Fair value of plan assets at December 31	$250,856	263,250

iv.	Expense recognized in profit or loss

	2011	2012

Current service costs	$26,620	21,876
Interest on obligation	24,496	26,638
Curtailment gain	-	(657)
Prior service cost	20,937	-
Expected return on plan assets	(25,815)	(24,522)

	$46,238	23,335

v.	Actuarial gains and losses recognized in the statements of comprehensive income

	2011	2012

Amount accumulated at 1 January	$-	29,624
Recognized during the year	29,624	(54,939)
Amount accumulated at 31 December	$29,624	(25,315)

vi.	Actuarial assumptions

The following are the principal actuarial assumptions at the reporting date (expressed as weighted averages).

	2011	2012
Discount rate at 31 December	8.50%	7.50%
Expected return on plan assets at 1 January	9.50%	7.50%
Future salary increases	4.50%	4.50%
Future pension increases	4.25%	4.25%

vii.	Historical information

	January 1,	December 31,
	2011	2011	2012
Present value of the defined benefit obligation	$313,480	321,270	385,178
Fair value of plan assets	(256,382)	(250,856)	(263,250)
Plan deficit	$57,098	70,414	121,928

Experience adjustments arising on plan liabilities	$-	(48,636)	46,907
Experience adjustments arising on plan assets	$-	19,012	7,376

b)	Employee benefits foreign

Bachoco USA, LLC. (foreign subsidiary) maintains a 401(k) retirement plan (defined contribution plan) covering all employees meeting certain eligibility requirements. The Company contributes to the plan at the rate of 50% of employee’s contributions up to a maximum of 2% of the individual employee’s compensation. The cumulative contribution expense for this plan was approximately $471 y $4,131 for the period and year ended December 31, 2011 and 2012, respectively.

Bachoco USA, LLC. (foreign subsidiary) maintains a deferred compensation arrangement with certain key employees. Amounts payable under this plan vest 10 years from the date of the agreement. The benefit value of each unit is equal to the increase in initial book value from the date of the agreement to the conclusion of the vesting period. Under the agreement, 275,000 and 38,500 units were outstanding on December 31, 2011 and 2012, respectively all of which were fully vested. Amounts expected to be paid within the next year of are included in other current liabilities. The total liability under this plan totaled $14,942 and $3,449 at December 31, 2011 and 2012, respectively. The compensation expense for the year ended December 31, 2012 was for $9,318. There was no compensation expense for the two-month period ending December 31, 2011.

c)	Employee statutory profit sharing (ESPS)

Industrias Bachoco, S.A.B de C.V. and BSACV have no employees, but each of the subsidiaries of the Company in Mexico that has employees is required under Mexican law to pay employees, in addition to their compensation and benefits, statutory profit sharing in an aggregate amount equal to 10% of such subsidiary’s taxable income.

(23)	Employee costs

	2011	2012

Wages and salaries	$2,903,073	2,922,160
Contributions to the pension fund	15,100	15,125
Expenses related to defined benefit plans	28,223	4,481
Termination expenses	48,534	40,040
	$2,994,930	2,981,806

The employee cost is presented in the line items of cost of sales and general, selling and administrative expenses.

(24)	Operating leases

Leases as lessee

The Company has entered into operating leases for certain offices, production facilities, and automotive and computer equipment. Some leases contain renewal options. These agreements have terms between one and five years.

	2011	2012

Incurred expenses	$188,244	194,094

Amount of the annual rentals payable, arising from lease agreements for the following five years is as follows:

2013	$67,767
2014	56,115
2015	38,783
2016	22,071
2017	18,666

(25)	Equity and reserves

a)	Share capital and share premium

As of December 31, 2011 and 2012, the Company’s capital stock is represented by 600,000,000 “B” shares with a par value of $1 peso each.

The Robinson Bours family owns 82.75% of the total outstanding shares through two trusts (control trust and family trust) that together held 496,500,000 shares outstanding.

The major shareholders of the Company as of December 31, 2012 are listed below:

Shareholders	Shares	%

Control Trust	312,000,000	52.00%
Family Trust	184,500,000	30.75%
Royce & Associates, LLC	20,868,816	3.50%
River Road Asset Management, LLC	8,551,572	1.40%

Total shares (issued and outstanding) are paid up and have total voting rights and the right to receive dividends when declared.

b)	Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

c)	Reserve for repurchase of shares

The Company approved a stock repurchase plan in 1998, in conformity with the Mexican Securities Trading Act, providing a stock repurchase reserve for that purpose of $180,000 through the appropriation of retained earnings in 1998.

The table below shows the movements of the repurchase of shares during the years ended December 31, 2011 and 2012:

Reconciliation of treasury shares	Number of Shares
Total shares at January 1, 2011	200,000
(+) Total shares purchased in 2011	257,400
(-) Total shares sold in 2011	230,000
Balance at December 31, 2011	227,400

Total shares at January 1, 2012	227,400
(+) Total shares purchased in 2012	3,704,731
(-) Total shares sold in 2012	3,932,131
Balance at December 31, 2012	-

Net effect of repurchase and sales of shares was a loss of $209 and a gain of $10,993 at December 31, 2011 and 2012, respectively.

At December 31, 2012, the Company has no treasury shares.

d)	Dividends

The following dividends were declared and paid by the Company at the reporting date:

In 2011 y 2012, the Company declared and paid cash dividends at nominal values of $299,926 and $299,175 respectively, or $0.50 per share in nominal pesos.

Dividends paid to shareholders of the Company, are subject to IT only insofar as such dividends exceed the net tax profit account "CUFIN" consisting of profits in which the IT is already paid. The income tax paid on the dividend corresponds to a tax payable by corporations and not by individuals.

The Company derives most of its revenue and net income of Bachoco, S.A. de C.V. ("BSACV"). For the years 2011 and 2012, net income of BSACV, accounted for 86% and 79% respectively, of consolidated net income. Dividends which BSACV pay income tax will be credited to the account of the Company CUFIN, and accordingly, any future liabilities arising from income taxes arise when such amounts are distributed as dividends by the Company to the shareholders.

From 1999 to 2001, according to IT law, had the option of deferring a portion of the annual corporate income tax until the rate represented 30%. The deferral of such income tax and the related profits are controlled through the "net tax profit account reinvested" (CUFINRE).

Given that some subsidiaries opted to defer a portion of the income tax, the distributed profits will be treated as paid first from the CUFINRE and any excess will be paid from the CUFIN balance in order to pay the 5% of the deferred income tax. The option of deferring a portion of the annual income tax was eliminated as of January 1, 2002.

The updated amount on tax bases, of the contributions made by shareholders (CUCA), totaling $2,324,358, may be refunded to them tax-free, to the extent that such amount is the same or higher than equity.

(26)	Earnings per share

The calculation of basic earnings per share at 31 December 2012 was based on profit attributable to ordinary shareholders of $2,184,567 ($1,177,346 in 2011), and a weighted average number of ordinary shares outstanding of 598,959,882 (599,822,448 in 2011). The Company has no potential ordinary shares with dilutive effects.

(27)	Commitments

•	Bachoco USA, LLC (foreign subsidiary) maintains self-insurance programs for health care costs and workers’ compensation. The subsidiary is liable for health care claims up to $4,504 (350 USD) each year per plan participant and workers’ compensation claims up to $12,870 (1,000 USD) per occurrence. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. The allowance for this concept is booked into the accompanying consolidated statement of financial position within current liabilities and amounting to $47,644 (3,702 USD) at December 31, 2012. Likewise, the consolidated statement of income includes expenses relating to self-insurance plans of approximately $85,160 (6,617 USD) for the year ended December 31, 2012. Bachoco is required to maintain letters of credit on behalf of the subsidiary of $43,758 (3,400 USD) to secure self-insured workers compensation payments.

•	The Company has agreed contracts to supply grain from third parties as part of the normal course of operations.

(28)	Contingencies

a)	Insurance

The Company has not contracted full coverage insurance for its facilities, interruption of activities or corporate civil liability in respect of property and environmental damage resulting from accidents in the Company’s property or that relate to company operations. Until appropriate insurance coverage is provided, there is a risk that the loss or destruction of certain assets may have a significant adverse effect on the Company’s operations and financial situation.

b)	Litigation

•	The Company is involved in a number of lawsuits and claims arising in the normal course of business. In the opinion of management, it is expected that the final outcome of these matters will not have significant adverse effects on the Company’s consolidated financial position and results of income.

•	Bachoco USA, LLC (foreign subsidiary) is involved in claims with the U.S. Department of Labor and the U.S. Immigration and Customs Enforcement, and various other matters incidental to its business, including workers’ compensation claims and environmental issues. At December 31, 2012, the subsidiary has accrued reserves for potential claims of $25,740 (2,000 USD) which are included within other current liabilities.

c)	Tax contingencies

•	In accordance with tax laws, the tax authorities are empowered to examine transactions carried out during the five years prior to the most recent income tax return filed.

•	In accordance with the Income Tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be similar to those that would be used in arms-length transactions.

Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest in addition to penalties of up to 100% of the omitted taxes.

d)	Other contingencies

There is a contingent liability arising from employee benefits mentioned in note 3(l).

(29)	Expenses by nature

	2011	2012

Expenses for employee benefits	$2,994,930	2,981,806
Depreciation expense	726,061	814,587
Distribution cost	920,011	949,562

(30)	Financial income and costs

	2011	2012
Interest income	$182,274	209,170
Income from interest in accounts receivable	11,503	12,893
Foreign exchange gain, net	54,505	35,212
Effects of financial instruments valuation	-	12,757
Financial income	$248,282	270,032

Effects of financial instruments valuation	$(896)	-
Interest cost and financial expenses on loans	(40,688)	(71,006)
Commissions and financial costs	(29,056)	(33,994)
Financial costs	$(70,640)	(105,000)
Financial income, net	$177,642	165,032

(31)	Other income (expense)

	2011	2012
Other income
Sale of scrap of biological assets, raw materials, sub-products and other	$202,780	271,385
Domestic business acquisition (note 6b)	46,724	-
Foreign business acquisition (note 6a)	1,000,565	-
Total other income	1,250,069	271,385
Other expenses		-
Cost of disposal of biological assets, raw materials, sub-products and other	(193,707)	(257,182)
Business acquisition-related costs	(11,426)	-
Others	(44,971)	(38,013)
Total other expenses	(250,104)	(295,195)
Total other income (expenses), net	$999,965	(23,810)

(32)	Subsequent events

On February 14, 2013, the Company announced the detection of a possible outbreak of H7N3 avian influenza in five of its poultry breeding farms located in the state of Guanajuato. Subsequently, on February 18, 2013, the Company reported that the National Service of Sanity and Food Quality (SENASICA, by its Spanish acronym) confirmed the presence of the avian influenza in some farms of the Company, all located in the same region of the state of Guanajuato.

At the date of issuance of the consolidated financial statements, the Company has been affected in several of its farms in the state of Guanajuato, as well as in the boundaries of the state of Jalisco and Guanajuato. The Company believes that the outbreak is under control, but not yet eradicated. The Company estimates the financial impact as of the date of this report that arose from this contingency is $220,800 that was recognized in the first quarter of 2013.

(33)	Explanation of transition to IFRS

As mentioned in note 2(a), these are the first Company´s consolidated financial statements prepared in accordance with IFRS.

The accounting policies referred to in note 3 have been applied in the preparation of the consolidated financial statements for the year ended December 31, 2012, in the comparative information presented in these consolidated financial statements for the year ended December 31, 2011 and in the preparation of the initial consolidated statement of financial position in accordance with IFRS at January 1, 2011 (date of the Company’s transition).

In preparing its initial consolidated statement of financial position in accordance with IFRS, the Company has adjusted the amounts reported previously in the consolidated financial statements prepared in accordance with Mexican FRS. In the following tables and notes thereto, an explanation is provided of how the transition from Mexican FRS to IFRS has affected the Company’s consolidated financial position, consolidated financial performance and consolidated cash flows.

The Company has not prepared consolidated financial statements in accordance with Mexican FRS for any period subsequent to December 31, 2011.

There are no material differences between the statements of cash flows presented under IFRS and the statements of cash flows presented under Mexican FRS; except that under IFRS the starting point was profit for the year, whereas under Mexican FRS was profit before income taxes, as well as for the effects derived from the adoption of IFRS further described below.

		January 1, 2011			December 31, 2011
	Note	Mexican FRS	Effect of transition to IFRS	IFRS	Mexican FRS	Effect of transition to IFRS	IFRS
ASSETS
Current assets		$9,497,496	-	9,497,496	10,813, 600	-	10,813, 600
Property, plant and equipment, net	a, d	10,544,031	-	10,544,031	10,440,253	1,672,692	12,112,945
Current assets available for sale	d	40,222	-	40,222	46,752	48,895	95,647
Other non-current assets	e	1,116,020	-	1,116, 020	1,869,269	(174,141)	1,695,128
Total assets		$21,197,769	-	21,197,769	23,169,874	1,547,446	24,717,320
LIBIALITIES
Current liabilities		$2,166,754	-	2,166,754	4,452, 977	-	4,452, 977
Long-term debt		507,053	-	507,053	384,370	-	384,370
Employee benefits	c	126,458	(48,573)	77,885	142,087	(42,049)	100,038
Deferred tax liabilities	e	2,029,150	(13,093)	2,016,057	1,921, 334	478,773	2,400,107
Total liabilities		$4,829,415	(61,666)	4,767,749	6,900,768	436,724	7,337,492

EQUITY
Capital stock	b	$2,294,927	(1,120,495)	1,174,432	2,294,927	(1,120,495)	1,174,432
Share premium	b	744,753	(345,112)	399,641	744,753	(345,112)	399,641
Reserve for repurchase of shares	b	154,288	(65,598)	88,690	154,079	(65,598)	88,481
Translation reserve	d	-	-	-	35,636	28,751	64,387
Retained earnings	f	13,122,387	1,614,953	14,737,340	12,979,502	2,635,259	15,614,761

Total equity attributable to shareholders of the Company		$16,316,355	83,748	16,400,103	16,208,897	1,132,805	17,341,701
Non-controlling interest	b	51,999	(22,082)	29,917	60,209	(22,082)	38,127
Total equity		$16,368,354	61,666	16,430,020	16,269,106	1,110,722	17,379,828
Total equity and liabilities		$21,197,769	-	21,197,769	23,169,874	1,547,446	24,717,320

Reconciliation of comprehensive income for the year ended December 31, 2011

	Note	Mexican FRS	Effect of transition to IFRS	IFRS
Net income		$27,734,990	-	27,734,990
Cost of sales	c	(24,773,216)	(23,821)	(24,797,037)
Gross profit		2,961,774	(23,821)	2,937,953

General selling and administrative expenses	a, c, g	(2,951,887)	(22,846)	(2,974,733)
Other income (expenses), net	d, g	(68,921)	1,068,886	999,965
Operating profit		(59,034)	1,022,219	963,185

Financial income		248,282	-	248,282
Financial costs		(70,640)	-	(70,640)
Financial income, net		177,642	-	177,642

Profit before income taxes		118,608	-	1,140,827
Income tax expense	e	(40,530)	1,914	(38,616)

Net income		$159,138	1,020,305	1,179,443

Other comprehensive income:
Currency translation effect	d	35,636	28,751	64,387
Total comprehensive income		$194,774	1,049,056	1,243,830

Profit attributable to:
Controlling interest		157,041	1,020,305	1,177,346
Non-controlling interest		2,097	-	2,097
Profit for the year		$159,138	1,020,305	1,179,443

Comprehensive income attributable to:
Controlling interest		192,677	1,049,056	1,241,733
Non-controlling interest		2,097	-	2,097
Total comprehensive income for the year		$194,774	1,049,056	1,243,830

a)	Deemed cost of property, plant and equipment

According to Mexican FRS, the Company initially recorded the property, plant and equipment at acquisition cost, and through December 31, 2007, adjusted for inflation by using factors derived from National Consumer Price Index (NCPI).

At transition date to IFRS, the Company initially opted to apply the “Fair Value” option through appraisals performed by independent appraisers. This option remained during 2012 interim periods; however, after detailed analysis, management decided to change its accounting policy to recognize the carrying amount of property, plant and equipment under Mexican FRS as “Deemed Cost” at the date of transition to IFRS. Because of this, there are no reconciling effects in this caption.

b)	Effects of inflation

IAS 29 “Financial reporting in hyperinflationary economies” requires the recognition of the effects of inflation on the financial information when the entity operates in a hyperinflationary economy, being one of the characteristics when the cumulative inflation rate over three years approaches, or exceeds, 100%.

The last three-year period where Mexico was a hyperinflationary economy was from 1995 to 1997. Therefore, the Company eliminated the effects of inflation, recognized under Mexican FRS, in equity accounts, from January 1, 1998 to December 31, 2007 (last period in which inflation effects were recognized under Mexican FRS).

The following table summarizes the impact of such change:

Consolidated statement of financial position	January 1, 2011	December 31, 2011
Share capital	$1,120,495	1,120,495
Additional paid-in capital	345,112	345,112
Stock repurchase reserve	65,598	65,598
Non-controlling interest	22,082	22,082
Adjustment to retained earnings	$(1,553,287)	(1,553,287)

c)	Employee benefits

In making its transition to IFRS, the Company eliminated the termination benefits liability which does not comply with the guidelines established by the IAS 19 “Employee Benefits”, recognizing in addition, the corresponding effect on deferred income taxes.

The impact from such change is summarized below:

Consolidated statement of comprehensive income	2011
Cost of sales	$5,275
General expense, selling and administrative	1,248
Income tax	8,913
Adjustment to the year’s net income	$15,436

Consolidated statement of financial position	January 1, 2011	December 31, 2011
Employee benefits	$48,573	42,049
Adjustment to the year´s net income	-	15,436
Deferred income tax liability	13,093	4,180
Adjustment to retained earnings	$(61,666)	(61,666)

d)	Acquisition of a foreign business

During 2011, derived from the business combinations disclosed in note 6, under IFRS the Company recognized under IFRS an increase in the value of property, plant and equipment in order to recognize such assets at fair value, based on the guidelines provided by the IFRS 3 “Business Combinations”.

Under Mexican FRS, when there is a gain from bargain purchase price, the fair values of non-monetary assets are reduced to compensate the resulting gain from the business combinations.

Such business combinations were performed at a bargain purchase price originating, the effects detailed below:

Consolidated statement of financial position	December 31, 2011
Property, plant and equipment	$1,672,692
Assets available for sale	48,895
Translation reserve	(28,751)
Deferred income tax liability	(657,094)
Gain on bargain purchase	$(1,035,742)

Consolidated statement of comprehensive income:	2011
Cost of sales	18,546
Other income (expense), net	$(1,047,288)
Income taxes	(7,000)
Increase to the year’s net income	$1,035,742

e)	Income tax

Derived from the effects that the Company recognized at the date of transition to IFRS on the items described above, the following effects were recognized on the deferred income tax:

Consolidated statement of comprehensive income	Note	2011
Deferred tax of employee benefits	(c)	$8,913
Deferred tax of business combination	(d)	(7,000)
Adjustment to the year’s net income		$1,913

Consolidated statements of financial position	Note	January 1, 2011	December 31, 2011
Employee benefits	(c)	$13,093	4,180
Business combination	(d)	-	(657,094)
Asset reclassification of deferred income tax		-	174,141
Decrease (increase) in deferred tax liabilities		$13,093	(478,773)

f)	Retained earnings

The net effects that the Company recognized at transition date to IFRS in the items mentioned above, were recognized in retained earnings as follows:

Consolidated statements of financial position	Note	January 1, 2011	December 31, 2011
Inflation effects	(b)	$(1,553,287)	(1,553,287)
Employee benefits	(c)	(61,666)	(61,666)
Effects in year´s net income	See below	-	(1,020,305)
Increase in retained earnings		$(1,614,953)	(2,635,258)

Changes arising from the adoption of IFRS increased the 2011 year’s net income as shown below:

Consolidated statement of comprehensive income	Note	2011
Employee benefits	(c)	$6,524
Deferred taxes – employee benefits	(c)	8,913
Gain on bargain purchase	(d)	(1,035,742)
Increase to the year’s net income		$(1,020,306)

g)	Reclassification

For IFRS purposes the ESPS expense is presented in general, selling and administrative expenses, as opposed to Mexican FRS which is presented in other expenses. Therefore, the ESPS expense for the year ended December 31, 2011 for an amount of $21,598 was reclassified accordingly.

