Form 20-F
period 2013-12-31
Industrias Bachoco S.A.B. de C.V.
filed 2014-04-30
CIK 1044896

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Avenida Tecnologico 401

Ciudad Industrial, 38010

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

Yes ☐    No ☐

ii

ITEM 10.	Additional Information	65
A.	Share Capital	65
B.	Memorandum and Articles of Association	65
C.	Material Contracts	74
D.	Exchange Controls	74
E.	Taxation	74
F.	Dividends and Paying Agents	80
G.	Statement by Experts	80
H.	Documents on Display	80
I.	Subsidiary Information	81
ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	81
ITEM 12.	Description of Securities Other Than Equity Securities	83
A.	Debt Securities	83
B.	Warrants and Rights	83
C.	Other Securities	83
D.	American Depository Receipts	83

PART II		85
ITEM 13.	Default, Dividend Arrearages and Delinquencies	85
ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	85
ITEM 15.	Controls and Procedures	85
ITEM 16.	[Reserved]	88
ITEM 16.A.	Audit Committee Financial Expert	88
ITEM 16.B.	Code of Ethics	88
ITEM 16.C.	Principal Accountant Fees and Services	88
ITEM 16.D.	Exemptions from the Listing Standards for Audit Committees	89
ITEM 16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	89
ITEM 16.F.	Changes in Registrant’s Certifying Accountant	90
ITEM 16.G.	Corporate Governance	91
ITEM 16.H.	Mine Safety Disclosure	96

PART III		96
ITEM 17.	Financial Statements	96
ITEM 18.	Financial Statements	96
ITEM 19.	Exhibits	96
Index of Exhibits		96

iii

Introduction

Industrias Bachoco, S.A.B. de C.V. is a holding company with no operations other than holding the stock of its subsidiaries. Our two main subsidiaries are Bachoco, S.A. de C.V. (“BSACV”), located in Mexico, and Bachoco USA, LLC (“Bachoco USA”) located in the United States of America (“United States” or “U.S.”).

References herein to “Bachoco,” “we,” “us,” “our,” “its” or the “Company” are, unless the context requires otherwise, to Industrias Bachoco, S.A.B. de C.V. and its consolidated subsidiaries as a whole.

Additionally, references herein to “OK Industries” or “OK Foods” are, unless the context requires otherwise, to Bachoco USA and its consolidated subsidiaries as a whole.

We are incorporated under the laws of the United Mexican States (“Mexico”), but we have operations in both Mexico and the U.S. Our principal executive offices are located in Mexico at Avenida Tecnologico 401, Ciudad Industrial, zip code 38010, Celaya, State of Guanajuato, Mexico, and our main telephone number is +52 (461) 618 3500, or +52 (461) 618 3555.

Presentation of Information

Fiscal Year

The fiscal year for Bachoco and its subsidiaries in Mexico ends in December. The fiscal year for Bachoco USA and its subsidiaries in the U.S. ends in April each year. Notwithstanding the foregoing, for purposes of our consolidated financial statements, the accounting year period for all the Company’s subsidiaries ends on December 31.

Currency

Except as otherwise indicated, all data in the financial statements included below and in Item 18 (which together with the attached notes constitute our “Audited Consolidated Financial Statements”) and the selected financial information included throughout this Form 20-F (this “Annual Report”) have been presented in millions of nominal pesos unless otherwise indicated. References herein to “pesos” or “$”are to the lawful currency of Mexico.

References herein to “dollar”, or “USD$” are to the lawful currency of the United States of America.

This Annual Report contains translations of certain peso amounts into dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such dollar amounts have been translated from pesos at an exchange rate of $13.09 to USD$1.00 (one dollar), the exchange rate on December 31, 2013, according to the Banco de Mexico (or the “Central Bank”).

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

Following these amendments, on January 1, 2012, we adopted IFRS, meeting the CNBV requirements. At the same time, our financial statements as of and for the fiscal year ended December 31, 2011, and the opening balance as of January 1, 2011, were converted from Mexican Financial Reporting Standards (MFRS) to IFRS to make them comparable to our financial statements for fiscal year 2012.

Our Audited Consolidated Financial Statements included elsewhere in this Annual Report have been prepared in accordance with IFRS, as issued by the IASB.

The rules and regulations of the Securities and Exchange Commission, or SEC, do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as published by the IASB) to reconcile such financial statements to accounting principles generally accepted in the United States of America (“U.S. GAAP”). As such, while Bachoco has in the past reconciled its consolidated financial statements prepared in accordance with MFRS to U.S. GAAP, those reconciliations are no longer presented in Bachoco’s filings with the SEC.

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

The Company discloses in this Annual Report the so-called non-GAAP financial measures, EBITDA result, EBITDA margin, and Net debt. EBITDA result is defined as profit before income tax expense (benefit), financial income (expense), net and depreciation. EBITDA margin is defined as EBITDA result divided by total net revenues. Net debt is defined as long-term debt (including the current portion) minus cash and cash equivalents, primary financial instruments and derivative financial instruments. The non-GAAP financial measures of EBITDA result and EBITDA margin are not a substitute for the GAAP measure of net income. Rather, these measures are provided as additional information to complement the GAAP measure of net income by providing further understanding of the Company’s results of operations from management’s perspective. Additionally, the non-GAAP financial measure of Net debt is not a substitute for the GAAP measure of Total debt. Rather, this measure is provided as additional information to contemplate the GAAP measure of Total debt by providing further understanding of the Company’s debt obligations. Accordingly, they should not be considered in isolation nor as a substitute for an analysis of the Company’s financial performance, liquidity or debt obligations.

Company management believes that disclosure of these non-GAAP measures are an important supplemental measure of the Company’s operating performance and debt obligations because investors, financial analysts and other interested parties frequently use EBITDA and Net debt in the evaluation of other companies in the same industry in which the Company operates.

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

The tables below present our key financial information for the fiscal years indicated. Except as otherwise indicated, the amounts are presented in millions of nominal pesos, except per share amounts, which are presented in pesos.

INCOME STATEMENT DATA

In millions, for the year ended December 31,

	2013	2013	2012	2011
	USD$	$	$	$
Net revenues	3,033.7	39,710.7	39,367.4	27,735.0
Cost of sales	2,534.5	33,176.6	33,318.2	24,797.0
Gross profit	499.2	6,534.1	6,049.2	2,938.0
General, selling and administrative expenses	251.4	3,291.0	3,396.7	2,974.7
Other income (expenses), net	2.3	30.7	(23.8)	1,000.0
Operating income	250.1	3,273.8	2,628.8	963.2
Net finance income	9.0	118.4	165.0	177.6
Income tax	103.2	1,350.4	602.0	(38.6)
Controlling interest	155.7	2,038.4	2,184.6	1,177.3
Non-controlling interest	0.3	3.4	7.2	2.1
Profit for the year	156.0	2,041.8	2,191.8	1,179.4
Basic and diluted earnings per share(1)	0.26	3.40	3.65	1.96
Basic and diluted earnings per ADR(2)	3.12	40.84	43.80	23.52
Dividends per Share(3)	0.12	1.584	0.50	0.50
Weighted average Shares outstanding(4)	599,993	599,993	598,960	599,822
(1)	Calculated based on the weighted average number of basic and diluted shares. No potentially dilutive shares exist in any of the years presented, for which reason, basic and diluted earnings per share are the same.
(2)	Each ADR represents twelve shares.
(3)	Dividends per share have been computed by dividing the total amount of dividends paid by the weighted average shares outstanding.
(4)	In thousands of shares.

STATEMENT OF FINANCIAL POSITION DATA

In millions as of December 31

	2013	2013	2012	2011
	USD$	$	$	$
Total assets	2,198.7	28,781.6	28,040.2	24,717.3
Cash and cash equivalents	513.1	6,716.9	4,179.5	2,625.7
Primary and derivative financial instruments	77.6	1,015.8	964.9	420.9
Total liabilities	659.3	8,630.4	8,951.5	7,337.5
Short-term debt(1)	42.6	557.6	1,197.1	1,453.0
Long-term debt	115.4	1,510.2	1,526.6	384.4
Total stockholders’ equity	1,539.4	20,151.1	19,088.7	17,379.8
Capital stock	89.7	1,174.4	1,174.4	1,174.4

(1) Includes notes payable to banks and current installments of long term debt.

MARGINS

In percentage, for the years ended December 31:

	2013	2012	2011
Gross margin	16.5%	15.4%	10.6%
Operating margin	8.2%	6.7%	3.5%
Margin for the year	5.1%	5.6%	4.3%

Other Indicators

The tables set below present key indicators.

VOLUME SOLD BY BUSINESS LINE

In thousands of tons, as of December 31,

	2013	2012	2011	2010	2009
Total sales volume:	1,771.1	1,861.6	1,606.3	1,473.3	1,418.4
Poultry	1,429.2	1,485.2	1,205.9	1,125.8	1,061.5
Others	341.9	376.4	400.4	347.5	356.9

Gross Domestic Product, Inflation Rate and CETES

The chart below includes Mexican gross domestic product (“GDP”) and Inflation Rate data from 2009 to 2013, and the average interest rates on 28-day Mexican treasury bills (“CETES”), as provided by the Mexican Central Bank.

Gross Domestic Product

Mexico has historically experienced uneven periods of economic growth. Mexican gross domestic product, or GDP, increased by 5.5% in 2010, increased by 3.9% in 2011 and increased by 3.9% in 2012. Mexican GDP growth surpassed Mexican government forecasts in 2012 and the Mexican government estimated an increase in the Mexican GDP by 1.1% in 2013.

Interest Rate

Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 3.8%, 3.9% and 4.3% for 2013, 2012 and 2011, respectively. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flow.

Inflation Rate

In the past Mexico has experienced high levels of inflation, although the rates have been lower for more than a decade. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 4.4% in 2010, 3.8% in 2011, 3.6% in 2012 and, according to statistics released by the Banco de Mexico, 3.97% in 2013. An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the United States.

GDP, INFLATION RATE AND CETES DATA

Year	GDP	Inflation Rate	CETES
2013	1.1%	3.97%	3.8%
2012	3.9%	3.57%	3.9%
2011	3.9%	3.82%	4.3%
2010	5.5%	4.40%	4.4%
2009	(6.5)%	3.57%	5.4%

On April 15, 2014, the 28 day CETES rate was 3.22%.

Exchange Rates

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

During the first half of 2011, the exchange rate of the peso to the dollar was stable, showed an average rate of $11.89 per one dollar. This stability changed drastically during the second half of the year, were we observed a higher average rate peso-dollar of $12.97, with a final depreciation of 13.0% by the end of the year with respect to year-end of 2010.

In 2012, the Mexican peso strengthened its position during the year as compared to the U.S. dollar, according to the U.S. Federal Reserve Bank, with the average peso-dollar exchange rate being $13.15 and appreciated with respect to the U.S. dollar by 7.1% at year-end (or 7.9% according with Banco de Mexico’ statistics).

In 2013, the exchange rate of the peso against the dollar started the year strong with an upward trend, but ended the year with a slight depreciation of 1.0% compared with December 31, 2012.

The following table sets forth the high, low, average and year-end exchange rates for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York, for periods indicated:

EXCHANGE RATE FOR THE LAST 5 YEARS

In pesos per one dollar

	High	Low	Average(1)	Close
	$	$	$	$
2013	13.43	11.98	12.76	13.10	(1)
2012	14.37	12.63	13.15	12.96
2011	14.25	11.51	12.43	13.95
2010	13.19	12.16	12.62	12.38
2009	15.41	12.63	13.50	13.08
EXCHANGE RATE FOR THE LAST 6 MONTHS
March 2014	13.33	13.06	13.19	13.06
February 2014	13.51	13.20	13.29	13.23
January 2014	13.46	13.00	13.22	13.36
December 2013	13.22	12.85	13.01	13.10	(1)
November 2013	13.41	12.70	12.96	13.11
October 2013	13.25	12.77	12.99	13.00

Source: http://www.federalreserve.gov/releases/h10/Hist/dat00_mx.htm.

(1)	As of December 31, 2013, the exchange rate for the year end for the Banco de Mexico was $13.09 per one dollar.

On April 15, 2014, the exchange rate for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York was $13.096 per one dollar.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

The Company is exposed to a wide range of risks. Note that the order in which the below risks are described does not necessarily reflect the effect that any of the below risks would have on the Company.

Risks Related to Economic, Political and Regulatory Conditions

Bachoco’s core businesses are conducted in Mexico and in the United States and, therefore its performance depends among other factors, on the economic conditions prevailing in those countries, and particularly in Mexico. The Company's risk exposure related to economic conditions includes risks related to economic performance, exchange rates, interest rates, as well as other political, economic and social events that may negatively affect the Company's performance and may result in lower demand for, and lower real pricing of, our products.

Additionally, the Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, deterioration in economic conditions in the U.S. economy may affect the Mexican economy. Prolonged periods of weak economic conditions in Mexico may have, and in the past have had, a negative effect on our Company and a material adverse effect on our results and financial condition.

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

High interest rates in Mexico or in the U.S. could adversely affect our costs and our earnings due to the impact those changes have on our variable-rate debt instruments; on the other hand, we may benefit from the interest we earn on our cash balance. Mexico historically has had, and may continue to have, high real and nominal interest rates.

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

Political events and regulatory changes in Mexico, including transition to a new presidential administration, could affect Mexican economic conditions and as a consequence, negatively affect our operations.

The Company has operations in both Mexico and the U.S., but is incorporated under the laws of Mexico, and a greater percentage of our sales are made in Mexico. Accordingly we foresee an impact mainly from negative developments in the political, regulatory and economic conditions in Mexico.

Mexican political events may significantly affect our operations. On July 2012, the presidential election in Mexico led to the election of a new president and political party, Enrique Peña Nieto of the Partido Revolucionario Institucional. Mexico’s new president has started to implement significant changes in laws, public policy and regulations that could eventually affect Mexico’s political and economic situation. Any such changes may have an adverse effect on our business. For example, President Enrique Peña Nieto has proposed energy and fiscal reforms, among others, in order to foster economic growth. Secondary Rules of these reforms still are in process and it is still unclear the effect these and other possible reforms may have on the Mexican economy.

Political disagreements between the executive and the legislative branches could result in deadlock and prevent the timely implementation of political and economic reforms. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results.

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

Supply, demand and the prices we are able to charge for our products may fluctuate due to competition from other food producers and the economic performance in the countries we are present may adversely affect our operating and financial results.

Excess in chicken or eggs supply caused by increases in production from our competitors coupled with a weak demand for our products in the markets we operate may result in a downturn in prices for these products, and as a result, our operating margins and financial results could be negatively affected.

We face competition from other chicken producers in all markets in which we sell our products. These chicken producers have the financial resources and operating strengths to directly compete with our Company. We expect to continue to face strong competition in every market, as our existing or new competitors are likely to broaden their product lines and extend their geographic markets. Accordingly, we cannot assure you that our performance will not be adversely affected by increased competition.

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

Our chicken, turkey, beef and eggs products are subject to contamination during processing, packaging, distribution or conservation. Potential contamination of our products during processing, however, could affect a larger number of our products, which may have a significant impact on our results.

Natural disasters such as hurricanes, tornadoes or earthquakes, may result in additional losses of inventory and damage to our plants and equipment.

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

Regulations on animal health and environmental changes in Mexico could affect Mexican poultry industry conditions and as a consequence negatively affect the Company.

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

If we are unable to maintain good relations with our employees and with our labor union we may be faced with significant work stoppages as a result of labor problems, a condition that may affect our processes and our operating results.

Risks relating to Bachoco’s investors and its American Depositary Receipts (or ADRs)

The Robinson Bours family owns 73.25% of our total shares outstanding and their interests may differ from other security holders. With that percentage they hold the power to elect a majority of the members of our Board of Directors and have the power to determine the outcome of certain other actions requiring the approval of our stockholders, including whether or not dividends are to be paid and the amount of such dividends.

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

The market value of our securities may be affected by economic and market conditions prevailing in any other country, although economic conditions in such countries may differ significantly from economic conditions in Mexico. Investors’ reactions to developments in any of these other countries may have an adverse perception and consequently, the market value of our securities may be adversely affected by events elsewhere.

Payment of cash dividends may be affected by the exchange rate of the peso versus the dollar.

Because we pay cash dividends in pesos, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADRs upon conversion of such cash dividends by The Bank of New York Mellon, who acts as our Depositary Bank.

The protection afforded to non-controlling stockholders in Mexico is different from that in the U.S.

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

We are incorporated under the laws of the United Mexican States, but we have operations in both Mexico and the U.S. Our principal executive offices are located in Mexico at Avenida Tecnologico 401, Ciudad Industrial, zip code 38010, Celaya, State of Guanajuato, Mexico, and our telephone number is +52 (461) 618 3500 and +52 (461) 618 3555.

Our investor relations agent in the United States is I-advize Corporate Communications, located at 82 Wall Street, Suite 805 in New York, New York.

Our main business line is poultry, which includes chicken and eggs. The Company also produces and sells a wide range of other products that include, but are not limited to, balanced feed, live swine, beef and turkey value-added products.

Important events in the development of the Company’s business

We were founded in 1952 and have grown from a small commercial table egg operation in the state of Sonora, into a vertically integrated Company and the leading poultry company in Mexico as well as, in our opinion, one of the most important poultry companies worldwide.

In 1963, we started operations in the cities of Navojoa, Los Mochis and Culiacan, producing just table eggs. In 1971, we commenced the production of chicken in an operating facility that we opened in the city of Culiacan.

In 1974, we established a new complex in Celaya, Guanajuato, Mexico. Our products were widely accepted in that region, which led us to open offices and distribution centers in Mexico City. In 1993, we moved our headquarters from the Obregon to Celaya city, and opened a new complex in the city of Techamalco, in the Southeast of Mexico.

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

In August 20, 2011, we acquired Trosi de Carnes, S.A. de C.V. (or “Trosi”) business; this facility is located in Monterrey, Northern Mexico. Trosi produces and sells processed beef and chicken.

On November 1, 2011, the Company entered the U.S. market and increased its export business with the acquisition of the American poultry company, OK Foods. This company has operations across the River Valley area in Arkansas and Oklahoma. It supplies grocery retailers, food service distributors and commodity customers throughout the U.S. as well as foreign markets. Our U.S. subsidiary, Bachoco USA, is the holding company of OK Foods.

In December 2011, the Company carried out a transaction to buy certain property assets of Mercantil Agropecuaria Coromuel, S.A. de C.V. (or “MACSA”), whereby, the Company reinforced its presence in the State of Baja California in Mexico, with three distributions centers.

In July 2013, the Company reached an agreement to acquire the Arkansas breeding assets of Morris Hatchery Inc., a U.S. company. These assets comprise mainly equipment and bird inventory (laying hens that produce hatching eggs). For more detail regarding this last acquisition please see Note 4 to our Consolidated Financial Statements included in this annual report.

Capital Expenditures

During the last two years we have financed most of our capital expenditures with resources generated by our operations.

Following is a summary of the capital expenditures incurred by the Company during periods mentioned therein with the amounts having been computed under IFRS.

In 2013, we made capital expenditures of $587.4 million which was mainly allocated toward productivity projects in our chicken farms and in some of our processing plants, increasing eggs production capacity, additional IT systems, replacement of our transportation fleet and, of other equipment in all of our facilities .

In 2012, we made capital expenditures of $951.8 million that are used for the replacement of our transportation fleet, the completion of certain expansion projects and the implementation of productivity projects across all of our facilities in both the U.S. and Mexico.

In 2011 we made capital expenditures of $707.5 million, to implement new technologies in the processing plants located in Coatzacoalcos, Culiacan and Celaya. Additionally, in Celaya we built a water treatment plant and updated our transportation fleet.

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

We are the leader in the Mexican poultry industry, and one of the largest poultry producers globally. In 2011, we entered the U.S. chicken market through our acquisition of OK Foods.

In Mexico, our core business is poultry (chicken and egg products), but we also produce and sell a wide range of other products which we refer to as “other business lines” which include, among others, the production and selling of balanced feed, live swine, beef and turkey value-added products, as well as a laboratory that produces vaccines for the poultry industry.

Sales generated by these other business lines, except for the balanced feed sales on an individual basis, do not represent more than 1.0% of our total sales. Balanced feed represents 4.6% of our total sales in 2013.

In the United States, our sole business line is chicken products.

In the recent years, we have not experienced material changes in the development or production of our products.

Principal Markets

We operate mainly in Mexico and in the U.S. We estimate that we are the biggest producer of chicken products in Mexico. Based on our internal estimates, we currently account for approximately 35.0% of the Mexican chicken market and are the second largest producer of eggs with an estimated market share of approximately 5.6%. We currently estimate that we have a 2.8% market share in the balanced feed products.

As noted previously, in the U.S. we produce and distribute chicken products only. Based on our internal estimates, we currently account for approximately 2.0% of this market.

The following table sets forth, for each of the periods indicated, our net revenues by main product lines as a percentage of total net revenues, as of December 31, 2013, 2012 and 2011:

NET REVENUES BY BUSINESS LINES

In millions of pesos, for the year ended December 31,

	2013		2012		2011
	$	%	$	%	$	%
Net Revenues	39,710.7	100.0	39,367.4	100.0	27,735.0	100.0
Poultry	35,943.9	90.5	35,797.2	90.9	24,697.2	89.0
Others	3,766.8	9.5	3,570.3	9.1	3,037.80	11.0

Our poultry business is our largest business lines in terms of revenues. Within our poultry business, our main products are chicken and eggs, which are described in more detail in the following paragraphs. Within our “Others” segment, our main product is balanced feed, which is also described in more detail in the following paragraphs.

Overview of the Chicken Industry in Mexico

According to the UNA, chicken products are the main source of protein consumed in Mexico.

Mexico is among the ten main chicken producers worldwide, with an estimated production of 2,905.5 thousand tons of chicken meat in 2013, and a per capita consumption of 24.9 kilograms a year, a slight decrease when compared to 25.8 kilograms for the year 2012.

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

According to the USDA, Mexico is a main destination for U.S. chicken exports. Chicken imports from the U.S. have increased from 204.1 thousand tons in 2008 (when restrictions for leg quarters imports were phased out in January 2008) to approximately 390.0 thousand tons in 2013. This increase was due to the decrease in Mexican production and lower price levels in the U.S. and other foreign markets.

Chicken products in Mexico are classified into six main categories: live, public market, rotisserie, supermarket broiler, chicken parts and value-added products. Bachoco operates in all these categories.

For a better understanding of the chicken market in Mexico following is a brief description of each category of chicken products:

-	Live chicken is sold alive to small independent slaughtering operations or to wholesalers that contract with independent slaughtering operations for processing.

-	Public market chicken is a whole broiler presented either un-eviscerated or eviscerated, generally sold within 48 hours after slaughter. This product is sold to consumers without any packaging or brand identification.

-	Rotisserie chicken is a whole broiler presented eviscerated and ready to cook.

-	Supermarket chicken is a fresh whole broiler presented with the edible viscera packed separately.

-	Chicken cuts refers to cut-up fresh chicken parts sold wrapped in trays or in bulk principally to supermarket chains, the fast-food industry and other institutional food service providers.

-	Value-added products refer mainly to cut-up fresh chicken parts with value-added treatment like marinating, breading and individual quantity frozen.

We operate in all these chicken categories; our product mix varies from region to region, reflecting different consumption and distribution patterns.

SALES AND VOLUME OF CHICKEN BY CATEGORY
In 2013	Industry /volume (1)	Bachoco /volume	Bachoco /sales
Live	n/a	36%	29%
Public market	n/a	13%	13%
Rotisserie	n/a	26%	27%
Supermarket	n/a	5%	5%
Chicken parts	n/a	12%	15%
Value-added products	n/a	8%	11%
In 2012	Industry /volume(2)	Bachoco /volume	Bachoco /sales
Live	33%	36%	30%
Public market	19%	13%	13%
Rotisserie	26%	27%	28%
Supermarket	12%	5%	5%
Chicken parts	6%	10%	12%
Value-added products	4%	8%	11%
In 2011	Industry /volume(2)	Bachoco /volume	Bachoco /sales
Live	33%	36%	29%
Public market	20%	14%	14%
Rotisserie	26%	27%	27%
Supermarket	12%	5%	5%
Chicken parts	6%	12%	16%
Value-added products	3%	6%	9%
(1)	Industry information for 2013 is not available as of the date of this report.
(2)	Source: UNA.

Overview of the Chicken Industry in the U.S.

According to the USDA and the UNA, chicken is the main protein consumed in the U.S., but unlike in Mexico, most of the chicken is sold to producers uncut, and the cuts are mainly sold frozen and with value-added (more than 85%). This is due to a large increase in demand for the three main components of chicken: the breast, wing, and leg quarters, respectively.

The U.S. is the world’s largest producers of chicken. Its annual production is estimated at 17.2 million tons or 37.8 billion pounds in 2013 a 2.1% increase over the 16.8 million tons produced in 2012, and its per capita consumption is also one of the highest worldwide, per annum, estimated at 43.6 kilograms (around 96.0 pounds).

The U.S. chicken industry is more consolidated and vertically integrated. Most producers of chicken use state-of-the-art technology in its processes. It is estimated that the main four chicken producers account for 52% of the total chicken production in the U.S.

Another characteristic of the chicken industry in the U.S. is the use of contract growers, with more than 85% of chicken produced by contract growers. Such production consists of providing the growers with chickens, balanced feed, vaccines, medicines and training required for the growing of chickens. The grower supplies its facilities and labor required in order to bring the chickens to slaughter-ready weight. The contract grower is then paid based on the productivity and efficiency of its flock.

Brazil and the U.S. are the main exporters of chickens worldwide, and their main destinations are Mexico, China, Russia and the Middle East, among other countries. We estimate that our market share is around 2.0% in the U.S.

Overview of the Egg Industry in Mexico

According to the UNA, Mexico has the largest per capita consumption of eggs (or “table eggs”) in the world.

There is an estimated per capita consumption of around 21.9 kilograms for 2013, compared to 20.8 kilograms in 2012.

Mexico’s 2013 annual egg production is estimated at 2,532.0 million tons, an increase of 6.1% as compared with 2,386.6 million tons produced in 2012.

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

We estimate that we are the second largest producer of table eggs in Mexico. In 2013, we produced 5.6% of the total eggs produced in Mexico in terms of tons. We sell both brown and white eggs. We estimate that we are the largest producer of brown eggs in Mexico, and the largest marketer of packaged eggs with brand identification.

In 2013, 2012 and 2011, the volume sold by table eggs category in the Mexican industry and in the Company was:

SALES AND VOLUME OF EGG BY CATEGORY

In 2013	Industry /volume (1)	Bachoco /volume	Bachoco /sales
Bulk	n/a	40%	36%
Packaged	n/a	60%	64%
Processed	n/a	0%	0%
In 2012	Industry /volume (2)	Bachoco /volume	Bachoco /sales
Bulk	80%	42%	38%
Packaged	14%	58%	62%
Processed	6%	0%	0%
In 2011	Industry /volume (2)	Bachoco /volume	Bachoco /sales
Bulk	80%	45%	34%
Packaged	14%	55%	66%
Processed	6%	0%	0%
(1)	Industry information for 2013 is not available as of the date of this report.
(2)	Source: UNA.

Overview of the Balanced Feed Market in Mexico

According to the Consejo Nacional de Fabricantes de Alimento Balanceado y de la Nutricion Animal, A.C. ( ”CONAFAB”), Mexico is among the ten biggest producers of balanced feed worldwide.

According to CONAFAB, it is estimated that 29,120 thousand tons of balanced feed were produced in Mexico in 2013, a slight increase from 28,439 thousand tons of balanced feed produced in 2012.

Producers of balanced feed are classified as either commercial or integrated; commercial manufacturers produce for the market while integrated manufacturers mostly produce for themselves and occasionally for other producers.

Bachoco participates in both channels, integrated and commercial, as it produces balanced feed used for internal consumption as well as balanced feed it ultimately sells to third parties.

In 2013, it is estimated by CONAFAB that the production mix between commercial and integrated is about 38% and 62%, respectively. This mix has not changed much over the past several years.

The following table sets forth, for each of the periods indicated, our net volume sold of balanced feed:

BALANCED FEED VOLUME SOLD
Thousands of tons	Production (1)	Bachoco’s Production	Estimated Market Share
2013(2)	11,182	316	2.8%
2012	10,914	351	3.2%
2011	10,518	379	3.6%

(1) According to CONAFAB, balanced feed produced by commercial producers in Mexico.

(2) CONAFAB estimates

Seasonality Effects

The poultry industry worldwide is very susceptible to price changes in its main raw materials, such as corn, soybean meal and sorghum. As a result, the industry is characterized by cyclical periods of higher profitability leading to overproduction followed by periods of lower prices and lower profitability.

Our sales are moderately seasonal in Mexico. Generally, we experience the highest levels of sales in the second and fourth quarters due to higher chicken consumption during the holiday seasons.

As for our sales in the U.S., there is slightly less seasonality due to the mix of products offered in the market, but breast meat prices are typically higher in the second and third quarters and wings are more in demand in the fourth and first quarters.

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

Our production of chicken processes starts with the purchasing of one-day birds called “grandparent” birds. These birds are raised to maturity in our farms where fertile eggs are produced to continue through our production processes. Grandparent birds are bought mainly in the U.S. and also in some other countries from genetic bird firms.

The largest single component of our cost of sales is the cost of balanced feed raw materials, mainly grain (corn and sorghum), as well as soybean meal used to prepare balanced feed. We operate our own feed mills to produce balanced feed for both; individual business consumption as well as to sell to third parties.

The prices of these ingredients are subject to significant volatility resulting from weather, the size of harvests, transportation and storage costs, governmental agricultural policies, currency exchange rates and other factors. The Company engages in hedging of its feed costs in order to assure more stable cost of grains.

In Mexico, domestic crops are limited, therefore a large percentage of our raw materials are imported from the U.S. In 2013, in terms of volume, we bought approximately 48.5% of our total grain from the domestic market and the remaining 51.5% from the U.S.

Marketing Channels Used by the Company

Marketing and Distribution of Chicken Products in Mexico

We have developed an extensive distribution system to participate in all the existing distribution channels of chicken and eggs products. We consider our distribution system one of the Company’s strengths, where we have developed extensive expertise and knowledge of the business.

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

Marketing and Distribution of Chicken Products in the U.S.

Our U.S. operations which lie across the River Valley area in Arkansas and Oklahoma produce only chicken products. Those plants mainly supply grocery retailers, food service distributors, national accounts and commodity customers throughout the U.S. The U.S. complex also services the foreign market and exports to several countries including those in Asia, Russia and Mexico. Our distribution line through this plant is handled mainly through third parties.

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

The U.S. chicken exports to Mexico have substantially increased since applicable restrictions on such imports have recently phased out. However, this development does impact the Mexican market for chicken because neither we, nor any other Mexican chicken producer, are yet able to export similar products to the U.S. Our production complex in the U.S. exports chicken products to several countries such as Russia, China and Mexico, among others, and therefore it is subject to various laws and regulations that apply in each of these countries.

Antitrust Regulations

In Mexico, the Ley Federal de Competencia Economica (“Mexican Economic Competition Law” or “LFCE”), regulates monopolies and monopolistic practices.

Under this law, Mexican producers, including Bachoco are required to notify the Comision Federal de Competencia (“Competition Federal Commission or “COFECO”) of all proposed transactions exceeding specified threshold amounts as set forth in the Mexican Economic Competition Law. The COFECO can impose conditions on, and prevent or unwind, any such transactions by Mexican companies. We have complied with all requirements under this law.

In December 2009, Mexico’s CFC published a notice announcing an investigation of the Mexican poultry sector regarding possible monopolistic business practices. No specific companies were cited as conducting business in this manner. We, along with other Mexican producers and distributors, were required to provide information to the commission during the following years. As a result the CFC determined the following:

-	In November 2012, the CFC imposed a $1.4 million fine on Bachoco, arguing that Bachoco conspired with local producers to fix the prices of chicken in Chetumal, state of Quintana Roo. Price fixing is an activity not permitted by applicable Mexican law.

-	In January 2013, the CFC released a new statement announcing a fine of $1.6 million, arguing that Bachoco conspired with other local producers to fix prices of chicken in Cancun, state of Quintana Roo.

In all cases, the Company disagreed with the CFC’s resolution and appealed all of the resolutions according to the provisions of Mexican law, to assert our rights as a company that contributes to the development of the country and to a free market.

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

On January 1, 2008, the restrictions previously imposed for leg quarters were phased out. As a result, there are no restrictions on exporting these products to Mexico at this time.

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

As of the date of this report, we do not have any further information from the Ministry of Economy regarding the application of such duties to the chicken industry. We do not believe we will be subject to any antidumping fines and thus have not recorded any provisions in our consolidated financial information.

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

C.	Organizational Structure

The Company is a holding company with no operations other than holding the stock of its subsidiaries. Our main operating subsidiaries are BSACV and Bachoco USA (the holding company for OK Foods), which own our main operating assets.

As of and for the fiscal year 2013, our subsidiary BSACV accounted for 77.5% of consolidated total assets and 70.6% of total consolidated sales and our subsidiary Bachoco USA, accounted for 12.2% of consolidated total assets and 22.5% of total consolidated sales.

All of our subsidiaries are directly owned by us in the percentages listed below. The following table shows our main subsidiaries as of December 31, 2013 and 2012:

PERCENTAGE EQUITY INTEREST
			As of December 31,
Subsidiary	Country	2013	2012	2011
Aviser, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco Comercial, S.A. de C.V.	Mexico	99.99	99.99	99.99
Campi Alimentos, S.A. de C.V.	Mexico	99.99	99.99	99.99
Operadora de Servicios de Personal, S.A. de C.V.	Mexico	99.99	99.99	99.99
PEC LAB, S.A. de C.V., and subsidiary	Mexico	64.00	64.00	64.00
Secba, S.A. de C.V.	Mexico	99.99	99.99	99.99
Sepetec, S. A. de C.V.	Mexico	99.99	99.99	99.99
Servicios de Personal Administrativo, S.A. de C.V.	Mexico	99.99	99.99	99.99
Induba Pavos, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco USA, LLC. and subsidiaries	U.S.	100.00	100.00	100.00

Bachoco USA is a subsidiary incorporated on March 2, 2012 to serve as the holding company for O.K. Industries, Inc., the American poultry company we acquired in November 2011.

For more detail regarding the Company’s subsidiaries, see Note 5 of our Consolidated Financial Statements included herein.

D.	Property, Plant and Equipment

We have more than a thousand production facilities in Mexico and in the U.S. (most of which are farms) and 64 distribution centers that are located throughout Mexico, to ensure freshness and minimize transportation time and costs.

We own most of our facilities, we own around the 75% of our farms and lease a limited number of other farms and sales centers. We also employ a network of contract growers.

The following table indicates Bachoco’s production facilities and the number of each type of facility both in Mexico and the U.S., as of December 31, 2013:

BACHOCO’S FACILITIES

	Number of Facilities:
Facilities	In Mexico	In The U.S.
Chicken breeding farms	172	101
Broiler grow-out farms	484	328
Broiler processing plants	8	2
Hatchery	22	3
Egg production farms	125	0
Swine breeding farms	1	0
Swine grow-out farms	22	0
Feed mills	18	2
Further process plants	4	2

Bachoco’s facilities in Mexico

Our facilities in Mexico are located all over the country, grouped in several complexes with offices in Merida, Coatzacoalcos, Tecamachalco, Celaya, Lagos de Moreno, Monterrey, Gomez Palacios, Culiacan and Hermosillo.

Each of these complexes mainly includes; farms, feed mills, incubation facility, processing plants, and distribution centers.

Our eight processing plants process around 10 million chickens per week and our laying farms produce around 12 thousand tons of commercial eggs each month.

Four of the eighteen feed mill plants are dedicated to the production of balanced feed for sales to third parties and the remaining fourteen are dedicated mainly to internal consumption. We produce around 28 thousand tons of balanced feed per month for sale to third parties.

We own other facilities, including two poultry manure-processing plants. We also own a laboratory that produces vaccines for the poultry industry, which we mainly use for internal purposes but we also sell some vaccines to third parties.

Expansion, Construction or Issues Related to Our Facilities in Mexico

In April 2010, our facilities located in Mexicali, B.C. were affected by an earthquake that hit northwestern Mexico, which affected our egg production farm. Our affected farm represented approximately 9.0% of our total egg production. Our other facilities located in that region, including feed mill and distribution centers, were essentially undamaged. Our affected farm recommenced operations at the end of 2010, with pre-earthquake production capacity restored by the end of 2011.

In February 2013, several of our breeder farms located in the state of Guanajuato were affected by an outbreak of avian influenza type H7N3. As a result, the Company experienced a reduction in chicken volume sold of around 4.0% for the year. Once the outbreak was under control, the Company was able to gradually recover its production level and, by the end of the third quarter, production capacity was restored to pre-outbreak levels. For more detail, see Note 1 of our Consolidated Financial Statements included herein.

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

Expansion, Construction or Issues Related with Our Facilities in the U.S.

In July 2013, the Company reached an agreement to acquire the Arkansas breeding assets of Morris Hatchery Inc., comprised mainly of equipment and bird inventory. This facility has a production capacity of around 350 thousand laying hens that produce hatching eggs.

The Company plans to carry out several projects, primarily in Mexico gradually increase our chicken and egg production in the next few years.

ITEM 4.A.	Unresolved Staff Comments

None

ITEM 5. Operating and Financial Review and Prospects

A.	Operating Results

In January 2009, CNBV published certain amendments to the Rules for Public Companies and other participants in the Mexican Securities Market that require public companies to report financial information in accordance with the IFRS as issued by the IASB, effective as of January 1, 2012.

Following these amendments, for the year ended December 31, 2012, we adopted IFRS, with January 1, 2011 as our transition date. Thus, we timely issue our periodic reports under IFRS, meeting all the CNBV requirements.

The rules and regulations of the SEC, do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as issued by the IASB) to reconcile such financial statements to U.S. GAAP. As such, while the Company has in the past reconciled its consolidated financial statements prepared in accordance with MFRS to U.S. GAAP, those reconciliations are no longer presented in Bachoco’s filings with the SEC.

Year 2013 Overview

Overall, we view 2013 as a positive year. We reached historically high sales and EBITDA levels, achieved efficiencies in key processes, maintained a constant supply to our customers and kept a strong financial position.

Financial and operating results were sound during the first half 2013, with strong demand and good level of chicken prices. The Company was able to capitalize and translate these favorable market conditions into solid operating and financial results. Second half results were not as positive, with declining chicken prices and oversupply in the Mexican poultry market being the main drivers of weak results as compared to the first half of 2013. However, financial and operating results returned to a more positive trajectory by the end of the year.

We faced several external challenges during the year, the most significant having been the outbreak of avian flu which affected some of our breeders farms in central Mexico. In response, we took several measures, such as immediately reinforced our bio-security programs, bought hatching eggs, used cold storage inventory of chicken, and adjusted our production and supply program to assure the supply of products to our customers. As a result of these remedial measures, we were able to return to pre-outbreak levels of volume in a relatively short period of time.

We recognized a charge of $350.8 million in inventory reduction due to the effect of this outbreak.

One of our strengths is to assure a constant supply of products to our customers, even under unfavorable conditions, such as during the influenza outbreak described above.

Our U.S. operation continues to have positive results in terms of EBITDA in 2013, as we continue capture synergies between our Mexico and U.S. operations.

Macroeconomic Conditions in Mexico

The Mexican inflation rate does not have a material effect on Bachoco’s financial performance. According to statistics released by the Banco de Mexico, the inflation rate was 3.97% in 2013, while the Mexican government estimates that GDP increased by 1.1%.

Even as general economic conditions in Mexico have been stable, the Mexican peso showed a slight depreciation by the end of the year, and we also noticed some pressures in Mexican consumption.

According to UNA estimates for 2013, total chicken volume produced in Mexico decreased slightly as a consequence of the outbreak of avian flu. As a result, chicken consumption decreased approximately 3.0%. Egg volume increased approximately 6.1%, while egg consumption increased approximately 5.3%.

Operating Performance

The following financial information of 2013 is reflected in millions of pesos unless otherwise indicated, with comparative figures for the same periods in 2012, and was derived from our consolidated financial statements prepared under IFRS. Such information should be read in conjunction with our Audited Consolidated Financial Statements included herein.

The following table sets forth selected components of our results of operations for each of the periods indicated:

INCOME STATEMENT DATA
In millions of pesos, for the years ended December 31,
	2013	2012	2011
	$	$	$
Net revenues	39,710.7	39,367.4	27,735.0
Cost of sales	33,176.6	33,318.2	24,797.0
Gross profit	6,534.1	6,049.2	2,938.0
General, selling and administrative expenses	3,291.0	3,396.7	2,974.7
Other income (expenses), net	30.7	(23.8)	1,000.0
Operating income	3,273.8	2,628.8	963.2
Net finance income	118.4	165.0	177.6
Income tax	1,350.4	602.0	(38.6)
Controlling interest	2,038.4	2,184.6	1,177.3
Non-controlling interest	3.4	7.2	2.1
Profit for the year	2,041.8	2,191.8	1,179.4
Basic and diluted earnings per share(1)	3.40	3.65	1.96
Basic and diluted earnings per ADR(2)	40.84	43.80	23.52
Dividends per Share(3)	1.584	0.50	0.50
Weighted average Shares outstanding(4)	599,993	598,960	599,822
(1)	Calculated based on the weighted average number of basic and diluted shares. No potentially dilutive shares exist in any of the years presented, for which reason, basic and diluted earnings per share are the same.
(2)	Each ADR represents twelve shares.
(3)	Dividends per share have been computed by dividing the total amount of dividends paid by the weighted average shares outstanding.
(4)	In thousands of shares.

Operating Results 2013 vs 2012

The following table sets forth, for each of the periods indicated, our net revenues by main product lines as a percentage of total net revenues, in each period:

NET REVENUES BY BUSINESS LINES

In millions of pesos

	2013		2012		Change
	$	%/sales	$	%/sales	$	%
Net Revenues	39,710.7	100.0	39,367.4	100.0	343.3	0.9
Total Poultry	35,943.9	90.5	35,797.2	90.9	126.7	0.4
Others	3,766.8	9.5	3,570.3	9.1	217.6	6.1

NET REVENUES BY GEOGRAPHY

In millions of pesos

	2013		2012		Change
	$	%/sales	$	%/sales	$	%
Net Revenues	39,710.7	100.0	39,367.4	100.0	343.3	0.9
In Mexico	31,193.3	78.6	31,195.9	79.2	(2.6)	0.0
In the U.S.	8,517.4	21.4	8,171.5	20.8	345.9	4.2

Net Revenues

Net sales for fiscal year 2013 totaled $39,710.7 million; an increase of $343.3 million; or 0.9%; from the $39,367.4 million of net sales recorded in 2012.

In 2013 and 2012, poultry represented 90.5% and 90.1% of total sales respectively and the others segment accounted for the remaining 9.5% and 9.1% of total sales.

This increase was mainly due to higher prices in our main products within each segment, which was partially offset by lower volume sold during the second and third quarters of 2013, as follows:

-	In our poultry segment, sales of chicken products decreased 0.3% during 2013 as a result a 4.0% decrease in chicken volume sold, partially offset by a 3.5% increase in prices.

-	Also within our poultry segment, sales of eggs increased 14.7% during the 2013 fiscal year. This increase is mainly attributed to a 17.0% increase in the price of eggs, partially offset by a 2.0% decrease in volume from 2012.

-	Within our other business line segment, sales of balanced feed decreased 8.6% in 2013, as a result of a 10.1% decrease in volume sold as a consequence of oversupply conditions in the market, partially offset by a 1.6% of increase in prices.

-	Our Other segment also includes sales of live swine, sales of value added turkey and beef products, vaccines and other by-products. All of these products, on an individual basis account for less than 1% of our total sales. In 2013, value-added beef products and swine continued experiencing sales growth.

The following table sets forth a breakdown of our operating results for each of the periods indicated:

COST OF SALES

	2013		2012		Change
	$	%/sales	$	%/sales	$	%
Cost of sales	33,176.6	83.5	33,318.2	84.6	(141.6)	(0.4)
Poultry	29,847.7	75.2	30,210.8	76.7	(363.2)	(1.2)
Others	3,328.9	8.4	3,107.4	7.9	221.6	7.1

Our total cost of sales decreased $141.6 million or 0.4% for the year ended December 31, 2013 when compared to the year ended December 31, 2012 reached in 2012.

This decrease was mainly driven by a decline of 4.9% in volumes sold, which represented a $1,628.1 million decrease in our cost of sales. The decrease in volumes sold was primarily the result of a decrease in our sales of chicken products (within our poultry segment), as a consequence of the avian influenza outbreak that affected our chicken production (as further discussed above).

The 4.9% decrease was partially offset by an increase of 4.7% in our production cost of sales per unit, which represented a total increase of $1,429.2 million in our cost of sales. The main factors that contributed to the increase in our production cost per unit were:

-	23.7% of the total increase, or $350.8 million, was due to a reduction in our chicken inventory as a result of the avian influenza outbreak described above.

-	18.8% of the total increase, or $278.9 million, was due to changes in our product mix.

-	24.2% of the increase, or $357.7 million, was due to a higher hatching eggs unit cost. As an integrated company, we normally use our own hatching eggs farms to produce chicken products, but as a result of the outbreak of the avian influenza that affected some of these facilities, we ended up having to buy more hatching eggs from third parties at a higher cost.

-	12.8% of the increase, or $189.1 million was due to an increase in the number of products bought from third parties.

It is worth nothing that the largest single component of our cost of sales is the cost related to our balanced feed raw materials, which has accounted for approximately 70% of our total cost of sales in the last few years. Within this area, corn, sorghum and soybean meal are the main components of our balance feed production costs. These components are subject to high volatility caused by supply, weather conditions and exchange rates, among others.

Lastly, besides balanced feed production costs, our cost of sales includes other factors such are: salaries and wages and energy costs that have represented approximately 6.5% and 5.0% of our total cost of sales, respectively, in the last few years. There are also many other factors with much smaller contributions to our overall cost of sales. All of these secondary factors individually registered immaterial changes from 2012 to 2013.

GENERAL, SELLING AND ADMINISTRATIVE EXPENSES

	2013		2012		Change
	$	%/sales	$	%/sales	$	%
Total SG&A	3,291.0	8.3	3,396.7	8.6	(105.6)	(3.1)

In 2013, our general, selling and administrative expenses totaled $3,291.0 million, compared to $3,396.7 million in 2012, representing a decrease of $105.6 million or 3.1% that was mainly attributed to:

The reduction was due to actuarial adjustments to our employees benefit plans, mainly actuarial gains recognized in the year, see Note 21 in our Audited Consolidated Financial Statements. Variations in the rest of the components were minimal.

This decrease is also a result of our strict control of operating expenses. In 2013 and 2012, our General, selling and administrative expenses represented 8.5% and 8.6% of total sales, respectively.

The main components that comprised our SG&A in the past few years are: freights and transportation equipment expenses (about 35%), labor (about 32%) and publicity (about 5%), with no significant variation in these percentages.

OTHER INCOME (EXPENSE) NET

	2013		2012		Change
	$	%/sales	$	%/sales	$	%
Other income (expense) net	30.7	0.1	(23.8)	(0.1)	54.5	129.0

Other income (expense) includes the gains and losses on sales of unused fixed assets as well sales of hens and other by-products.

In 2013 we recognized other net income of $30.7 million and in 2012 we recorded other net expenses of $23.8 million. In 2013, we sold the land at one of our farms, in the southern region of the country, generating a gain on sale.

OPERATING INCOME

	2013		2012		Change
	$	%/sales	$	%/sales	$	%
Operating Income	3,273.8	8.2	2,628.8	6.7	645.0	24.5

Operating income in 2013, totaled $3,273.8 million, this represented an increase of $645.0 million or 24.5%, when compared to operating income of $2,628.8 million reached in 2012, which was mainly attributed to an increase in sales, a reduction in cost of sales and efficiencies in operating expenses.

The operating margin in 2013 and 2012 was 8.2% and 6.7% respectively.

NET FINANCE INCOME

	For the year ended December 31,
	2013	% over	2012	% over	Change
	$	sales	$	sales	$	%
Net Finance Income	118.4	0.3%	165.0	0.4%	(46.6)	(28.2)
Financial Income	344.8		270.0		74.8	27.7
Financial Expense	226.4		105.0		121.4	115.6

In 2013, we reported net financial income of $118.4 million, compared to net financial income of $165.0 million in 2012. This was mainly due to higher interest expenses in 2013.

Financial income of $344.8 million in 2013 was mainly due to a $314.2 million of interest income and a $28.1 million in foreign currency exchange gain. This gain was partially offset by $97.0 million in interest expense and a $129.3 million in commissions and financial expenses.

In 2012, we recognized a net financial income of $270.0 million, of which $222.1 million was interest income, $35.2 million was foreign currency exchange gain and $12.8 million was represented by a gain from the valuation of financial instruments. These gains were partially offset by $105.0 million of interest expense in 2012.

For more details see Note 29 to our Audited Consolidated Financial Statements.

The following table sets forth our tax position for each of the periods indicated which is described in more detail in Note 20 to our Audited Consolidated Financial Statements included herein:

TOTAL INCOME TAX

	For the year ended December 31,
	2013	2012	Change
	$	$	$	%
Total income taxes (benefit) expense,	1,350.4	602.0	748.4	124.3
Current income tax in Mexico	1,227.3	366.4	860.9	235.0
Deferred income tax in Mexico	147.4	207.1	(59.7)	(28.8)
Deferred Income tax in the U.S.	(24.3)	28.5	(52.8)	(185.3)

In 2013, total income tax expense was $1,350.4 million, compared to income tax expense of $602.0 million in 2012. This increase is mainly attributable to a $674.8 million charge related to changes in tax rates pursuant to a fiscal reform that was enacted in 2013.

Through December 31, 2013, the Company was subject to a simplified tax regime, whereby its statutory tax rate was 21%. As a result of changes in the Mexican Tax Law enacted in 2013, such simplified regime was eliminated and beginning in 2014, the Company will be subject to a new and equivalent regime named regime for agriculture, livestock, forestry and fisheries, which applies to companies exclusively dedicated to these activities and applies a 30% tax rate. The effects on deferred income taxes are reflected in tax expense in 2013 as the changes were enacted in 2013, resulting in the aforementioned $674.8 million charge.

In 2013, our effective tax rate and tax expense differed from income tax at the statutory rate of $712.4 million mainly due to the effect of companies outside of simplified regime, which increased tax expense by approximately $23.2 million, or 1% of total income tax expense; the net tax effect of inflation of $(64.4) million, which decreased income tax expense and represents (2.0%) of total income tax expense; and an increase of $674.8 million related to the aforementioned changes in tax rates from the 2013 tax reform discussed above.

In 2012, our effective tax rate and tax expense differed from income tax at the statutory rate of $586.7 million mainly due to the effect of companies outside of simplified regime, which increased tax expense by approximately $61.8 million, or 2.0% of total income tax expense; and the net tax effect of inflation, which decreased income tax expense by approximately $(47.6) million or (2.0%) of total income tax expense.

Our deferred income tax liability in 2013 increased $103.3 million, as a result of the following movements in temporary differences during the year; an increase of $512.9 million for property plant and equipment, $190.1 million for prepaid to suppliers, and $95.2 million for accounts receivable, partially offset by decreases of $597.8 in trade payable, and $80.6 million for tax loss carry forwards.

The charges to deferred income tax in 2012 are represented by a slight increase in deferred tax assets of $12.9 million when compared with 2011, partially offset by an increase in deferred tax liabilities of $210.8 million, mainly due to an increase in deferred tax liabilities associated with inventories in 2012.

The following table sets forth our profit for the year for each of the periods indicated:

PROFIT FOR THE YEAR

In millions of pesos	For the years ended December 31,
	2013	2012	Change
	$	$	$	%
Profit for the year attributable to:	2,041.8	2,191.8	(150.0)	(6.8)
Controlling interest	2,038.4	2,184.6	(146.2)	(6.7)
Non-controlling interest	3.4	7.2	(3.8)	(52.8)
Basic and diluted earnings per share[1]	3.40	3.65	(0.3)	(6.8)
Net income per ADR[1]	40.84	43.80	(3.0)	(6.8)

1 in pesos

As a result of the factors detailed above, our net income for 2013 totaled $2,041.8 million, or $3.40 per basic and diluted share ($40.84 per ADR), a $150.0 million or 6.8% decrease when compared to $2,191.8 million in net income or $3.65 per basic and diluted share ($43.80 per ADR) reported in 2012.

Our net consolidated net margin in 2013 was 5.1% compared to a consolidated net margin of 5.6% in 2012.

The following table shows reconciliation of EBITDA and EBITDA margin to consolidated net income for each of the periods indicated.

EBITDA RESULT
	For the years ended December 31,
	2013	2012	Change
	$	$	$	%
Net income	2,041.8	2,191.8	(150.0)	(6.8)
Income tax expense (benefit)	1,350.4	602.0	748.4	124.3
Net finance income	(118.4)	(165.0)	(46.6)	(28.8)
Depreciation	816.7	837.8	(21.1)	(2.5)
EBITDA result	4,090.5	3,466.6	623.9	18.8
EBITDA margin (%)	10.3%	8.8%	-	-

EBITDA in 2013 and 2012 reached $4,090.5 and $3,466.6 million respectively, representing an EBITDA margin of 10.3% and 8.8%. These represent historical amounts for the Company, mainly as a result of strong net sales together with decreases in cost of sales and general, administrative and selling expenses.

Operating Results 2012 vs 2011

The following table sets forth, for each of the periods indicated, our net revenues by main product lines as a percentage of total net revenues, in each period:

NET REVENUES BY BUSINESS LINES
In millions of pesos	For the years ended December 31,
	2012		2011
Net Revenues:	$39,367.4	100.0%	$27,735.0	100.0%
Poultry	35,797.2	90.9%	24,697.2	89.0%
Others	3,570.2	9.1%	3,037.8	11.0%

NET REVENUES BY GEOGRAPHY
In millions of pesos	For the years ended December 31,
	2012		2011
Net Revenues:	$39,367.4	100.0%	$27,735.0	100.0%
In Mexico	31,195.9	79.2%	26,356.2	95.0%
In the U.S. [1]	8,171.5	20.8%	1,378.8	5.0%

1 Sales are chicken products, included within the poultry segment.

Net Revenues

In 2012, we reported the highest sales in the Company’s history. Net sales for fiscal year 2012 totaled $39,367.4 million, $11,632.4 million or 41.9% more than $27,735.0 million of net sales recorded in 2011. This increase was due to higher sales of chicken, which resulted from the consolidation of OK Foods into our results of operations. Below is further discussion of various products in each segment:

-	In our poultry segment, sales of chicken products increased 45.9% during 2012 as a result of increased sales of chicken driven by the integration of our new operation in the U.S.

-	Also within our poultry segment sales of eggs increased 34.6% during the 2012 fiscal year. The increased sales volume is attributed mainly to the full recovery of our production capacity in the Mexicali facility, which was damaged by an earthquake in 2010. Additionally, we observed a recovery in the prices of eggs during 2012, which had been lagging in recent years.

-	In our other business line segment, sales of balanced feed had an increase of 6.8% in 2012, as a result of an increase of 15.1% in prices, partially offset by 7.2% decrease in volume sold. This recovery in prices has continued after a couple of years of significant increases in production costs. The reduction in volume is mainly a consequence of recent increased competition and hence supply in this market.

-	Our other business line segment also includes sales of live swine, sales of value-added turkey and beef products, vaccines and other by-products. All of these products on an individual basis account for less than 1% of the Company’s total sales. In 2012, value-added beef products and swine experienced significant sales growth.

The following table sets forth a breakdown of our operating results for each of the periods indicated:

OPERATING RESULTS
In millions of pesos	As of December 31,
	2012		2011
Net revenues	$39,367.4	100.0%	$27,735.0	100.0%
Cost of sales	33,318.2	84.6%	24,797.0	89.4%
Gross profit	6,049.2	15.4%	2,938.0	10.6%
General, selling and administrative expenses	3,396.7	8.6%	2,974.7	10.7%
Other income (expense) net	(23.8)	(0.1)%	1,000.0	3.6%
Operating income	2,628.8	6.7%	963.2	3.5%

Cost of Sales

The table below sets forth the Company’s cost of sales for the years ended December 31, 2011 and 2012:

In millions of pesos	For the Year Ended December 31,
	2012	2011	Var.
Cost of sales	$33,318.2	$24,797.0	8,521.2

Our total cost of sales increased $8,521.2 or 34.4% for the year 2012, when compared to the year 2011. This increase was mainly driven by increases in the production costs of chicken, eggs and balanced feed, which increased 10.5%, 10.8%, and 11.2%, respectively, when compared to the year 2011.

Corn, sorghum and soybean meal are the main components of our production costs. These components are subject to high volatility caused by supply, weather conditions and exchange rates, among others. For the year 2012, we obtained approximately 47.0% of our grain needs in Mexico, and the remaining 53.0% was bought in the U.S. In the case of soybean meal, we obtained approximately 25.0% of our needs in Mexico, and the remaining 75.0% from other countries, mainly from the U.S.

Total cost of sales increased $8,521.2 million from 2011 to 2012 and the main components of this increase were:

-	The 76.4% of the total increase or $6,510.2 million was due to a full year integration of the companies we acquired in the second half of 2011, TROSI, MACSA, and mainly OK Foods.

-	The 20.1% of the total increase or $1,712.8 million was due to increases in the costs of our balanced feed raw materials, whose main ingredients are grain and soybean meal, both which displayed a high rate of volatility and historically high increases worldwide during 2012 when compared with 2011.

It is worth noting that the single largest component of our cost of sales is the cost related to our balanced feed raw materials, which has accounted for approximately 71% of our total cost of sales in the last few years.

Lastly, besides balanced feed costs, our cost of sales includes other factors such are: salaries and wages and energy costs that have represented approximately 6.5% and 5.0% of our total cost of sales, respectively, in the last few years. There are also many other factors with much smaller contributions to our overall cost of sales. All of these secondary factors individually registered immaterial changes from 2011 to 2012.

Our gross profit in 2012 totaled $6,049.2 million, with a gross margin of 15.4%. This represented an increase of 105.9% as compared to the previous year, mainly due to the increase in our net revenues in 2012.

General, Selling and Administrative Expenses

The table below sets forth the Company’s general, selling and administrative expenses for the year ended December 31, 2012 and 2011:

In millions of pesos	For the years ended December 31,
	2012	2011	variation
General, Selling and Administrative Expenses	$3,396.7	$2,974.7	$422.0

In 2012, our general, selling and administrative expenses totaled $3,396.7 million, compared to $2,974.7 million in 2011, representing an increase of $422.0 million or 14.2% that was mainly attributed to:

-	$329.0 million, or 78% of this increase, was due to a full year integration of the companies we acquired in the second half of 2011, TROSI, MACSA, and mainly OK Foods.

-	$42.4 million, or 10% of this increase, was due to an increase in salaries and wages.

-	$41.1, or 9.7% of the increase, was due to an increase in our transportation equipment and freights, both as part of our sales and marketing expenses.

The main components that comprise our SG&A are freight and transportation equipment expenses, salaries and wages, and publicity expenses, with contributions of approximately 35%, 32% and 5%, respectively, in the past few years.

It is worth noting that, in 2012, SG&A represented 8.6% of total sales compared to 10.7% reported in 2011. This improvement was as a result of our strict monitoring and control of our operating expenses.

Other Income (Expense) Net

Other income (expense) includes gains and losses on the sale of unused assets as well as sales of hens and other by-products.

In 2012, we recorded other expenses of $23.8 million, compared with $1,000.0 million of other income reported in 2011; this is mainly attributed to a gain on the purchase price in the business acquisition of OK Foods in November of 2011.

For more details of other income see Note 30 and Note 4-a) for more detail about business acquisitions of our Audited Consolidated Financial Statements.

Operating Income

In millions of pesos	For the years ended December 31,
	2012	2011	variation
Operating income	$2,628.8	$963.2	$1,665.6

Operating income in 2012, totaled $2,628.8 million 172.9% higher than $963.2 million of other income reported in 2011, which was mainly a result of an increase in sales in 2012.

Net Finance Income

The following table sets forth our net finance income for each of the periods indicated:

NET FINANCE INCOME
	For the year ended December 31,
	2012	2011
Net finance income	$165.0	$177.6
Financial income	270.0	248.3
Financial expense	105.0	70.6

We reported net financial income of $165.0 million in 2012 compared with net financial income of $177.6 million in 2011. This was mainly due to interest earned on the Company’s cash position, which remained strong throughout both years.

The financial income of $270.0 million in 2012 was mainly to the $222.1 million of interest income, $35.2 million of gain on exchange rate changes, net, and $12.8 million of gain from valuation effects of financial instruments, which result was partially offset by $105.0 million of interest expense in 2012.

In 2011, financial income totaled $248.3 million, mainly as a result of $193.8 million in interest income and an exchange gain, net of $54.5 million, which result was partially offset by interest expense in 2011 of $69.7 million and $0.9 million as a result of valuation effect in financial instruments.

For more details see Note 29 of our Audited Consolidated Financial Statements.

Taxes

The following table sets forth our tax position for each of the periods indicated which is described in more detail in Note 20 of our Audited Consolidated Financial Statements included herein:

TAXES
In millions of pesos	For the years ended of December 31,
	2012	2011
Total income taxes (benefit) expense,	$602.0	$(38.6)
Income tax	366.4	69.6
Deferred income tax	207.1	(100.3)
Income tax in the U.S.	28.5	(7.8)

Total taxes in 2012 totaled $602.0 million, compared to a tax benefit of $38.6 million reported in 2011. This decrease was primarily a result of strong results and income in 2012 compared with a weak performance in our 2011 results.

In 2012, the main components of the income tax expense are: a) computed “expected” tax expense for $586.7 million, which represents 21.0% of total income tax expense; b) the effect of companies outside of simplified regime for $61.8 million, which represents 2.0% of total income tax expense; and c) the net tax effect of inflation for $(47.6) million, which represents (2.0%) of total income tax expense.

In 2011, the main components of the income tax benefit are: a) computed “expected” tax expense for $239.6 million, which represents 21.0% of total income tax benefit; b) the effect of companies outside of simplified regime for $27.0 million, which represents 2.0% of total income tax benefit; c) the non-taxable gain on purchase of foreign subsidiary for $(220.0) million, which represents (19.0%) of total income tax benefit, and d) the net tax effect of inflation for $(67.9) million, which represents (6.0%) of total income tax benefit.

The main components of deferred income tax in 2012 are a slight increase in deferred tax assets for $12.9 million when compared with year 2011, partially compensated by an increase in deferred tax liabilities for $210.8 million, mainly due to an increase in deferred tax assets-inventories in 2012.

Profit for the year

The following table sets forth our profit for the year for each of the periods indicated:

PROFIT FOR THE YEAR
In millions of pesos	For the years ended December 31,
	2012		2011
Profit for the year	$2,191.8	5.6%	$1,179.4	4.3%
Net controlling interest	2,184.6		1,177.3
Net non-controlling interest	7.2		2.1
Basic and diluted earnings per share (in pesos)	3.65		1.96
Net income per ADR (in pesos)	43.80		23.52

As a result of the reasons detailed above, our profit for the year in 2012 totaled $2,191.8 million, or $3.65 per basic and diluted share ($43.80 per ADR), an increase when compared to $1,179.4 million in net income or $1.96 per basic and diluted share ($23.52 per ADR) reported in 2011.

Our net consolidated margin in 2012 was 5.6% compared to a net consolidated margin of 4.3% in 2011.

EBITDA Result

EBITDA in 2012 reached $3,466.6 million, representing a margin of 8.8%, compared to EBITDA in 2011 of $1,709.0 million and a margin of 6.2%.

The following table shows reconciliation of EBITDA and EBITDA margin to consolidated net income for each of the periods indicated.

EBITDA
	For the years ended December 31,
	2012	2011
Net income	$2,191.8	$1,179.4
Income tax expense (benefit)	602.0	(38.6)
Net finance income	(165.0)	(177.6)
Depreciation	837.8	745.8
EBITDA result	3,466.6	1,709.0
EBITDA margin (%)	8.8	6.2

Critical Fiscal and Accounting Policies

The following information is a summary of the fiscal and accounting policies that could materially affect the Company’s operations or investments.

Income Tax, Asset Tax and Flat Rate Business Tax, Year 2013

The Company and each of its subsidiaries file separate income tax returns. Through December 31, 2013, BSACV, the Company’s main subsidiary, was subject to the simplified regime, with a tax rate of 21%. Beginning in January 1, 2014, BSACV is now subject to a new regime named regime for agriculture, livestock, forestry and fisheries, which applies to companies exclusively dedicated to these activities and applies a 30% tax rate.

O.K. Industries, subsidiary is located in the U.S. and it has a different fiscal period that the rest of the subsidiaries located in Mexico. O.K. Industries’ fiscal year ends in April each year, while the rest of the Companies end in December.

For more information please see Note 20 of the Audited Consolidated Financial Statements.

Starting on January 1, 2014, the simplified tax regime, the Flat Rate Business Tax (“IETU”) and the cash deposit cash (“IDE”) laws were eliminated.

Income Tax

After a 2010 tax reform, the tax rate was increased from 19.0% to 21.0% in the simplified regime and from 28.0% to 30.0% in the general regime. In 2013, the Mexican Government approved further changes, and as a result the income tax subsidy for the simplified regime phased out.

Therefore, for fiscal year 2011 to 2013 the income tax rate was 21.0% for the simplified regime and 30.0% for the general regime. Starting in 2014, and in accordance with new regulations approved in 2013, the income tax for both regimes will be 30.0%.

The income tax rate for OK Foods is 38.79%.

Main changes from new tax reform

The main impact on income taxes for the Company resulted from the tax reform enacted in 2013 is the increase from 21% to 30% of the tax rate applicable to BSACV, the Company’s main subsidiary, and the limitation on the deductibility by 53%, of expenditure for wages that are exempt income for the employees.

Flat Rate Business Tax

The IETU was published on October 1, 2007 and it came into effect on January 1, 2008. The IETU rate was 17.5% in 2013, 2012 and 2011 was based on cash flows, and limited certain deductions. Through December 31, 2013, IETU was required to be paid only when it is greater than the income tax to be paid in any given year. As a result of the aforementioned changes in Mexican Tax Law in 2013, IETU was eliminated. As the Company had projected that it would only pay regular income tax, it did not have any deferred income taxes calculated under the IETU regime, such that elimination of IETU did not have a significant impact on the Company’s results.

Use of Estimates and Judgments in Certain Accounting Policies

The following are the critical judgments, apart from those involving estimations, that the Company’s management has made in the process of applying its accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

Business combinations or acquisition of assets

Management uses its professional judgment to determine whether the acquisition of a group of assets constitutes a business combination. This determination may have a significant impact in how the acquired assets and assumed liabilities are accounted for, both at the initial recognition and subsequently.

Fair value of biological assets

The Company estimates the fair value of biological assets as the price that would be received or paid in an orderly transaction between market participants at the measurement date. As part of the estimate, the Company considers the maturity periods of such assets, the necessary time span for the biological assets to reach a productive stage, as well as future economic benefits obtained.

The balance of current biological assets is integrated by hatching eggs, growing pigs and growing poultry, while the balance of non-current biological assets is integrated by poultry in its different production stages and breeder pigs.

Non-current biological assets are valued at its production cost less accumulated depreciation or accumulated impairment losses, because the Company believes that there is no observable or reliable market for such assets. Also, the Company believes that there is no reliable method for measuring the fair value of non-current biological assets. Current biological assets are valued at fair value when there is an observable market, less sale expenses.

Key sources of estimation uncertainty

Below are critical estimates and assumptions in the application of accounting policies with significant effects on the amounts recognized in the consolidated financial statements, as well as information on assumptions and uncertainty of estimates that have a significant risk of resulting in a material adjustment in future years.

Assessments to determine the recoverability of deferred tax assets

As part of the tax analysis carried out by the Company, on an annual basis the Company prepares projections of taxable income for purposes of determining if taxable income will be sufficient to recover the benefit of deferred tax assets recognized from deductible temporary differences, including tax losses and other tax credits.

Useful lives and residual values of property, plant and equipment

Useful lives and residual values of property, plant and equipment are used to determine depreciation expense of such assets and are defined according to the analysis by internal and external specialists. Useful lives and residual values are reviewed periodically at least once a year, based on the current conditions of the assets and the estimate of the period during which they will continue to generate economic benefits to the Company. If there are changes in the estimate, measurement of the net carrying amount of assets and the corresponding depreciation expense are prospectively affected.

Measurements and disclosures at fair value

Fair value is a measurement based on the price a market participant would be willing to receive to sell an asset or pay to transfer a liability, and is not a measure specific to the Company. For some assets and liabilities, observable market transactions or market information may be available. For other assets and liabilities, observable market transactions and market information may not be available. However, the purpose of a measurement at fair value in both cases is to estimate the price at which an orderly transaction to sell the asset or to transfer the liabilities would be carried out among the market participants at the date of measurement under current market conditions.

When the price of an identical asset or liability is not observable, the Company determines the fair value using another valuation technique which maximizes the use of relevant observable information and minimizes the use of unobservable information. As the fair value is a measurement based on the market, it is measured using the assumptions that market participants would use when they fix a price to an asset or liability, including assumptions about risk.

Impairment of long-lived assets and goodwill

The carrying amount of long-lived assets is reviewed for impairment when situations or changes in circumstances indicate that it is not recoverable, except for goodwill which is reviewed on an annual basis, at a minimum. If there are indicators of impairment, a review is carried out to determine whether the carrying amount exceeds its recoverable value and whether it is impaired. The recoverable value is the highest of the asset’s fair value, less selling costs, and its value in use which is the present value of the future estimated cash flows generated by the asset. The value in use calculation requires the Company’s management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

B.	Liquidity and Capital Resources

We are a holding company with no significant operations of our own. Our principal sources of liquidity are:

-	The sales of our products through our subsidiaries in the Mexican and U.S. markets;

-	Credit lines we use from time to time; as of December 31, 2013 and 2012, the unused credit lines of the Company totaled $5,418.0 and $2,664.9 million respectively. The Company did not pay any commission or charge for the unused credits.

-	The current local bond issue program available until August 2017. For more details please refer to Item 12 (“Description of Securities Other than Equity Securities”) of this Annual Report.

TOTAL CASH, CASH EQUIVALENTS, PRIMARY AND DERIVATIVES FINANCIAL INSTRUMENTS
In millions of pesos	As of December 31,
	2013	2012	Change
	$	$	$	%
Total cash, cash equivalents, and primary and derivative financial instruments	7,732.7	5,144.4	2,588.3	50.3
Cash and cash equivalents	6,716.9	4,179.5	2,537.4	60.7
Primary financial and derivative financial instruments	1,015.8	964.9	50.9	5.3

In 2013, cash and cash equivalents, primary financial instruments and derivative financial instruments totaled $7,732.7 million, $2,588.3 million or 50.3%, more than $5,144.4 million recorded in 2012. The increase is mainly due to our strong operating results in the first half of 2013.

ACCOUNTS RECEIVABLE
In millions of pesos	As of December 31,
	2013	2012	Change
	$	$	$	%
Total accounts receivable	2,227.8	2,220.6	7.2	0.3

Accounts receivable slightly increased $7.2 million or 0.3% when compared to 2012, but our collection rate showed a slight improvement as our days outstanding reduced in about 0.1 days.

For more detail please see Note 9 of the Audited Consolidated Financial Statements.

ACCOUNTS PAYABLE
In millions of pesos	As of December 31,
	2013	2012	Change
	$	$	$	%
Total accounts payable	3,759.1	3,445.2	313.9	9.1

In 2013, accounts payable increased $313.9 million or 18.2% when compared to 2012, mainly attributed to income tax payable for $383.5 million registered closer to year end in 2013.

TOTAL DEBT
In million of pesos	As of December 31,
	2013	2012	Change
	$	$	$	%
Total debt	2,067.8	2,723.7	(655.9)	(24.1)
Short-term debt (1)	557.6	1,197.1	(639.5)	(53.4)
Long-term debt (2)	10.2	26.6	16.4	(61.6)
Long-term debt (Local bond issue)	1,500.0	1,500.0	0.0	0.0
(1)	Includes notes payable to banks and current portion of long-term debt.
(2)	Does not include current installments of long-term debt.

As of December 31, 2013, total debt was $2,067.8 million, a decrease of $655.9 million or 24.1% when compared to the $2,723.7 million recorded as of December 31, 2012.

Most of our long term debt consists of a local bond issuance of $1,500.0 million in the second quarter of 2012, maturing in 2017. This bond accrues interest at the reference rate of 28-day TIIE (“Equilibrium Interbank Interest Rate”), plus accruing interest at TIIE + 0.60%. The funds obtained were used primarily used to pre-pay certain outstanding debt, some of which was previously incurred in the context of our acquisition of OK Foods.

For details of maturity of our debt and the prevailing interest rates, see Note 17 of our Audited Consolidated Financial Statements.

WORKING CAPITAL
In million of pesos	As of December 31,
	2013	2012	Change
	$	$	$	%
Working Capital	10,953.5	9,651.5	1,302.0	13.5
Total current assets	15,324.3	14,381.8	942.5	6.6
Total current liabilities	4,370.8	4,730.3	(359.5)	(7.6)

The working capital in the table above was calculated as current assets minus current liabilities.

In 2013, our working capital increased $1,302.0 million or 13.5% when compared to year 2012, this was mainly due to increases in our level of cash and, a decrease in our short-term debt.

We believe that our current level of working capital is sufficient for the regular course of our operations. Nevertheless, our working capital needs may be susceptible to change, as they depend mainly on the cost of our main raw materials which affect or inventory cost, and on the level of accounts payable. Our working capital can also change from one quarter to another as the buying of domestic raw material depends of the harvest season.

CAPITAL EXPENDITURES
In millions of pesos, for the years ended December 31,
	2013	2012	2011
	$	$	$
Capital Expenditures	587.4	951.8	707.5

Most of the capital investments in the past years were financed with resources generated from our own operations.

In 2013 and 2012 capital expenditures totaled $587.4 and $951.8 million respectively, incurred primarily in the replacement of our transportation fleet, the completion of certain expansion projects and the implementation of productivity projects in our chicken farms and in some processing plants, increasing eggs production capacity, additional IT systems, replacement of our transportation fleet and of other equipment in our facilities. Our capital expenditures were lower in 2013 as compared with 2012 as we reduce our expansion projects; we are expecting this trend to change in following years as we resume our growing plans.

In 2012, we made capital expenditures of $951.8 million that are used for the replacement of our transportation fleet, the completion of certain expansion projects and the implementation of productivity projects across all of our facilities in both the U.S. and Mexico.

In 2011 we made capital expenditures of $707.5 million, to implement new technologies in the processing plants located in Coatzacoalcos, Culiacan and Celaya. Additionally, in Celaya we built a water treatment plant and updated our transportation fleet.

The Company plans to carry out several projects, primarily in Mexico to gradually increase our poultry production in the next few years

OPERATING LEASES
In millions of pesos, for the years ended December 31,
	2013	2012	2011
	$	$	$
Operating Leases expense	286.0	290.1	188.2

We entered into operating leases for certain offices, production sites, computer equipment, and vehicles. These agreements have terms ranging between one and five years and some of them contain renewal options.

See Note 24 to our Audited Consolidated Financial Statements for more information.

Financial Instruments

In the normal course of our business, we use various financial instruments to hedge exposure to financial risks involving fluctuations in currency exchange rates and commodity price risk in connection with fluctuations in the prices for our feed ingredients.

The main risk that the Company faces is the volatility in the exchange rate of the peso against the U.S. dollar.

A strong variation in the exchange rates between the peso and the dollar could affect our financial results, as a greater percentage of our sales are made in pesos, and a large percentage of our purchases of raw material are made in dollars.

As part of our normal operations, we purchase financial derivative instruments in order to ensure greater certainty for our purchases of U.S. dollars. We plan over a six month period into the future and, depending on the expected uncertainty for that period, decide if it is economically advisable to purchase or sell any hedging instrument.

We have followed different strategies with respect to derivatives which involved call and put options in U.S. dollars. Our risk committee approves any change in policies and reviews the application of current policies.

See Note 8 to our Audited Consolidated Financial Statements for more information.

LIABILITIES IN FOREIGN CURRENCY
	As of December 31,
	2013	2012	Change
	$	$	$	%
Short-term liabilities in foreign currency(1)	392.7	643.5	(250.8)	(39.0)

(1) The foreign currency is dollars.

In 2013 and 2012 our bank debt denominated in U.S. dollars totaled $392.7 million (equivalent to $30 million USD), $250.8 million or 39% lower than the $643.5 million pesos (equivalent to $50 million USD) in 2012. The short-term bank debt in U.S. dollars had an annual average interest rate of 1.49% in 2013, 1.06% in 2012.

Our risk committee approves any change in policies and reviews the application of current policies.

Overall, at the end of 2013, we have assets denominated in U.S. dollars for $2,391.1 million and liabilities for $2,477.7 million; a net liability position of $86.5 million

For more details see Note 8 and Note 17 to our Audited Consolidated Financial Statements.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

The most significant trends that might have a negative impact on the Company’s operating performance are the following:

-	During the past several months we observed a decline in the cost of our main raw materials (corn, sorghum and soybean meal). If this trend continues, although it could positively affect our cost of sales, as production costs would decrease, this may force us to have to decrease the prices of our main products, and as a consequence, face a decline in our total revenues.

-	Additionally, as previously mentioned, beginning in 2014, the Company is now subject to a higher income tax rate; which went from 21% to 30%. This 9% difference in the tax rate will negatively affect our after-tax results in 2014.

-	Finally, we may also be negatively affected by any poultry sanitary issues that may arise in regions where our production centers are located, which may affect our production volumes and production costs.

E.	Off-Balance Sheet Arrangements

In 2013, except for our operating lease agreements, we do not have off-balance sheet arrangements that might have current or future effect on the Company’s financial condition. Disclosure of operating leases is included in this Annual Report in the Item 5-B.

F.	Tabular Disclosure of Contractual Obligations

Our major categories of indebtedness included the following:

-	As of December 31, 2013 and 2012, we had $16.4 and $115.6 million in current portion of long-term debt respectively.

-	Long-term debt to banks, excluding the current installments of long-term debt as of December 31, 2013 and 2012 were $10.2 and $26.6 million respectively, plus an additional $1,500.0 million as a result of our local bond issue in 2012 and maturing in 2017.

-	The weighted average interest rates on long-term debt, excluding the local bond issuance, for years 2013 and 2012 were 4.93% and 5.40% respectively.

See Note 17-b) of our Audited Consolidated Financial Statements for more detail.

The Company has certain leases related to operating assets, including farms and administrative offices. The following table summarizes the Company´s contractual obligations as of December 31, 2013. The table does not include current installments of long-term debt, accounts payable or pension liabilities.

CONTRACTUAL OBLIGATIONS

In millions of pesos

	Total	2014 $	2015 $	2016 $	2017 $	2018 $
Long-term debt(1)	1,510.2	-	7.7	2.5	1,500	-
Operating leases(2)	194.8	58.1	40.5	38.1	36.2	21.9

(1) See Note 17-c) of the Audited Consolidated Financial Statements for more detail.

(2) See Note 24 of the Audited Consolidated Financial Statements for more detail.

Operating leases expense for 2013 was $286.0 and, current installments made under long term debt were $16.4 million.

The Company has entered into grain supply agreements with third parties as part of the regular course of its operations. However, the payment terms are not fixed for which reason no amounts have been included in the table above.

The following table sets forth the maturity amounts of interest to be paid in connection with the long-term debt described above.

In millions of pesos

	Total	Less than 1 year	From 1 To 3 years	From 3 to 5 years
Interest	$317.3	$89.5	$179.1	$48.7

The Company’s future minimum rental payments required under its operating leases having an initial or remaining non-cancellable lease term in excess of one year as of December 31, 2013, and for each of the five succeeding years, are as follows:

MINIMUM PAYMENTS OF OPERATING LEASES

In millions of pesos	Total	2014	2015	2016	2017	2018
Operating Leases	$116.6	$31.9	$31.9	$17.6	$17.6	$17.6

G.	Safe Harbor

Not applicable.

ITEM 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

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

At our annual stockholders’ meeting held on April 23, 2014, we ratified the membership of our Board of Directors, which is composed of the following members:

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

Francisco Javier R. Bours Castelo, Chairman of the Board of Directors since 2002. Before his election as Chairman, he was Vice-Chairman for several years. Mr. Bours holds a degree in Civil Engineering from the Instituto Tecnologico y de Estudios Superiores Monterrey (“ITESM”). He currently serves as Chairman of the Boards of Directors of the following companies: Megacable Holdings, S.A.B. de C.V., Inmobiliaria Trento S.A. de C.V., Agriexport S.A. de C.V., Acuicola Boca, S.A. de C.V., and Centro de Servicios Empresariales del Noroeste, S.A. de C.V.

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

Jose Eduardo Robinson Bours Castelo, member of the Board since 1994. Mr. Robinson is an alternate Director for Mr. Francisco Javier R. Bours Castelo and Mr. Jose Gerardo Robinson Bours Castelo. Mr. Robinson Bours holds a degree in Industrial Engineering from the ITESM and is has been of the Board and CEO of the Del Monte Foods. He was previously Commercial Director of Industrias Bachoco, a Senator of the Mexican Congress and was governor of the state of Sonora, Chairman of the Board of National Agribusiness Council (Consejo Nacional Agropecuario), Chairman of the Board of Umbrella Organization of the Private Sector Mexico (Consejo Coordinador Empresarial), and Member of the Board of Nafinsa, Bancomext and Focir, among others.

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

Gustavo Luders Becerril, Alternate Director of Juan Salvador Robinson Bours Martinez and Mr. Ricardo Aguirre Borboa, was named Alternate Director during the annual general meeting held in April 2011. Mr. Luders holds an Accounting degree from the ITESM. He is a vegetable and fruit grower; he has served as Chairman of the Agricultural and Industrial Union Credit of the Yaqui Valley, Chairman of the Company Citricola Yaqui, and as Agent of citrus products in the Sonora state region.

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

Executive Officers

EXECUTIVE OFFICERS
Name	Position	Year of Birth
Rodolfo Ramos Arvizu	Chief Executive Officer	1957
Trent Goins	Chief Executive Officer, U.S. Operations	1978
Daniel Salazar Ferrer	Chief Financial Officer	1964
Ismael Sanchez Moreno	Director of Personnel	1965
Ernesto Salmon Castelo	Director of Operations	1962
Andres Morales Astiazaran	Director of Sales and Marketing	1968
Marco Antonio Esparza Serrano	Comptroller Director	1955
Alejandro Elias Calles Gutierrez	Director of Purchasing	1956

EXCECUTIVE OFFICER THAT HAVE LET THE COMPANY IN THE LAST 12-MONTHS

Name	Position	Year of Birth	Date in which they left the Company
Jose Luis Lopez Lepe	Director of Personnel	1947	July 2013
David Gastelum Cazares	Director of Sales	1957	December 2013
Paul Fox	Chief Executive Officer, U.S. Operation	1966	February 2014

In 2013, Mr. Lopez, Director of Personnel, and Mr. Gastelum, Director of Sales, retired after a successful career in the Company. Their positions were assumed by Ismael Sanchez Moreno and Andres Morales Astiazaran, respectively.

Besides, in February 2014, Paul Fox, Chief Executive Officer, in the U.S. Operation left the Company; its position was taken by Trent Goins.

A biography of the Executive Offices is set forth below:

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

Trent Goins joined O. K. Foods, Inc., in January, 2003 as a management trainee. He was made Regional Sales Manager in 2005 with responsibility for retail sales. In 2008, Goins became Sr. Vice President of Sales and Marketing, a position he held until his appointment as CEO/President of O. K. Foods in February, 2014. Mr. Goins has served as past president and current board member of The Poultry Federation and is a present member of the National Chicken Council where he serves on the Executive Committee.

Daniel Salazar Ferrer, Chief Financial Officer. He joined us in 2000 and assumed his current position in January 2003. Previously, Mr. Salazar worked for four years as Chief Financial Officer at Grupo Covarrubias and as Comptroller at Negromex, a company of Grupo Desc. Mr. Salazar holds an Accounting degree from Universidad Tecnologica de Mexico, a master’s degree in Business Administration from the ITESM, and a Diploma from the IPADE (D1).

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

Andres Morales Astiazaran, Director of Sales and Marketing, assumed this position in January 2014. Previously Mr. Morales was Director of Marketing and Modern Channels since July 2006. Before joining us, Mr. Morales worked for 4 years as Sales and Marketing Vice President in Smithfield Foods, a U.S. Company with offices in Sonora, Mexico. Previously Mr. Morales worked for Bachoco as Marketing Manager, Manager of the Northeast division and then as National Manager of Bachoco. Mr. Morales holds an accounting degree from the ITESM and attended marketing courses at Northwestern University, the University of Chicago, the ITESM and the IPADE (D1).

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

Ismael Sanchez Moreno, Mr. Sanchez joined Bachoco in 2013. Prior to his affiliation with Bachoco, Mr. Sanchez held several senior human resources positions, including change Management Director and Planning and Development Human Resources Director at Gupo Modelo. He previously worked for Cemex as Organization and Compensation Director, General Manager for Commercial Innovation Processes and Development and Training Senior Manager. Mr. Sanchez graduated with a degree in Politics Sciences and Sociology from the Complutense University of Madrid, and holds an MBA from the IE Business School and a MS in Human Resources from CEF.

B.	Compensation

The table below sets forth the aggregate compensation paid to our directors and executive officers, for services they rendered in their respective capacities, for the years ended December 31, 2013 and 2012.

TOTAL COMPENSATIONS	As of December 31,
	2013 $	2012 $	2011 $
Compensation, net (in millions pesos)	52.8	39.3	44.5

C.	Board Practices

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

On August 22, 2012, Mr. Humberto Schwarzbeck was elected as Interim President of the Audit and Corporate Practices Committee. Later, during the stockholders meeting that took place on April 24, 2013, Mr. Schwarzbeck was elected as President of the Audit and Corporate Practices Committee which is composed of the following members:

AUDIT AND CORPORATE PRACTICES COMMITTEE

Name	Position	Member since
Humberto Schwarzbeck Noriega	President	2003
Ricardo Aguirre Borboa	Member	2003
Avelino Fernandez Salido	Member	2003

Mr. Ricardo Aguirre Borboa represents the controlling shareholders and has no voting rights in the audit committee.

D.	Employees

The Company has employees in Mexico and the United States.

In 2013, around 59.0% of our employees in Mexico were members of labor unions in our operations in Mexico. As of March 2014 and the date of this annual report, labor relations with our employees in Mexico are governed by 51 separate collective labor agreements, each relating to a different group of employees and negotiated on behalf of each such group by a different labor union.

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

WORKFORCE
	2013	2012	2011	2010	2009
Total employees:	24,486	25,272	25,326	23,473	24,065
in Mexico	21,404	22,048	22,473	23,473	24,065
In the U.S.	3,082	3,224	2,853	0	0

E.	Share Ownership

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

Currently, the Company’s common stock consists of 600,000,000 Shares with full voting rights.

A.	Major Shareholders

The Robinson Bours family owned 82.75% of the total shares outstanding of the Company. Their position was established through two Mexican trusts; the Control Trust and the Underwriting Trust (or “Family Trust”) that together held 496,500,000 Shares outstanding. The remaining 17.25% of shares were the free float of the Company.

On December 9, 2013, the Company announced that the Underwriting Trust had sold 9.5% of its shares. This transaction was carried out through the Mexican Stock Exchange at the market price. As a result of this transaction, the Company’s free float increased from 17.25% to 26.75% over the total shares outstanding.

As a result, the Capital Stock is distributed as follows:

	Before the transaction		After the transaction
	Shares(1)	Position	Shares(1)	Position
Family Trusts	496,500,000	82.75%	439,500,000	73.25%
Control Trust	312,000,000	52.00%	312,000,000	52.00%
Underwriting Trust	184,500,000	30.75%	127,500,000	21.25%
Float(2)	103,500,000	17.25%	160,500,000	26.75%
(1)	All shares B Class with full voting rights.
(2)	Trading on the BMV and at the NYSE.

According to our Depositary Bank, as of March 31, 2014 we had 4,348,047 ADRs outstanding in the NYSE, which represent 8.7% over the total shares and 32.5% over the free float.

ADRs Outstanding
	2013	2012	2011
Total ADRs Outstanding	4,593,364	4,560,699	6,071,748
Percentage Over Total Shares	9.2%	9.1%	12.1%

We estimate that the difference between total shares outstanding at the NYSE and the total free float represents the shares trading at the Mexican Stock Exchange.

According to information providing by the Bank of New York Mellon as of December 31, 2013, and March 31, 2014, from the 100.0% of the total Shares of the Company, there were approximately 78 and 83 shareholders in the NYSE respectively.

According to most recent information providing by stock houses at the date of our 2014 Bachoco’s stockholders Annual meeting, we estimated that there are 1,061 Shareholders at the BMV.

The following table sets forth the Company’s main shareholders, which held 1.0% or more of the total shares of the Company, as of December 31, 2013.

	Shares(1)	Position	Country
Control Trust	312,000,000	52.00%	Mexico
Underwriting Trust	127,500,000	21.25%	Mexico
Royce & Associates LLC	17,885,652	3.0%	U.S.
River Road Asset Management LLC	6,477,060	1.1%	U.S.

(1) All shares B Class with full voting rights.

As of the date of March, 2014 there have been no significant changes in the composition of the Company’s main shareholders.

B.	Related Party Transactions

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

REVENUES FROM RELATED PARTY TRANSACTIONS
In millions of Pesos	As of December 31,
	2013 $	2012 $	2011 $
Feed and packaging materials	42.7	38.7	24.3
Vehicles and related equipment	0.0	0.5	0.7
Air Transportation Services	0.0	0.0	0.0

EXPENSES INCURRED IN RELATED PARTY TRANSACTIONS
In millions of Pesos	As of December 31,
	2013 $	2012 $	2011 $
Feed and packaging materials	523.8	608.5	477.3
Vehicles and related equipment	157.5	129.8	145.3
Air Transportation Services	7.4	10.1	10.1

BALANCES WITH RELATED PARTIES
In millions of Pesos	As of December 31,
	2013 $	2012 $
Feed and packaging materials	40.2	65.6
Vehicles and related equipment	13.9	22.4
Air Transportation Services	0.0	0.0

As of December 31, 2013 and 2012, the balances due to related parties are the balances owed denominated in pesos, which do not accrue interest, payable in cash in the short-term, for which there are no guarantees.

See Note 19 to our Audited Consolidated Financial Statements for more detail regarding income and expenses incurred in connection with third parties transactions.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Our Audited Consolidated Financial Statements are included in Item 18 of this Annual Report. The Audited Consolidated Financial Statements were audited by independent registered public accounting firms and are accompanied by their audit reports.

The Auditors

On September 3, 2013, we announced that the Company’s Board of Directors, as per the Audit Committee’s recommendation, approved the selection of Deloitte Touche Tohmatsu / Galaz, Yamazaki, Ruiz Urquiza, S.C. (“Deloitte”) as the Company’s independent registered public accounting firm, effective as of September 30, 2013.

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

DIVIDENDS
	As of December 31,
	2013	2012	2011
Total dividends paid (in million pesos)	950.400	299.2	299.9
Dividend paid per Share (in pesos)	1.584	0.500	0.500
Dividends paid per ADR (in pesos)	19.000	6.000	6.000

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

The Company and each of its subsidiaries file separate income tax returns. Through December 31, 2013, BSACV, the Company’s main subsidiary, was subject to the simplified regime. This simplified regime is applicable to agriculture, cattle-raising and fishing, among others, and permitted a reduced tax rate. See further discussion below.

Starting on January 1, 2014, the simplified tax regime, the Flat Rate Business Tax (“IETU”) and the cash deposit cash (“IDE”) laws were repealed.

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

SHARE PRICES
	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Year	High	Low	Close	High	Low	Close
2013	45.25	28.80	44.16	43.08	27.02	40.27
2012	30.13	20.59	30.13	27.97	18.86	27.92
2011	27.86	20.30	22.30	28.75	17.40	19.07
2010	26.99	18.40	25.55	26.10	17.01	24.19
2009	26.00	11.85	25.00	23.16	9.03	23.00

Quarter	High	Low	Close	High	Low	Close
4Q-2013	45.25	42.00	44.16	41.84	38.43	40.27
3Q-2013	45.13	37.30	43.02	43.08	34.39	39.47
2Q-2013	37.20	32.60	37.08	35.30	31.14	34.70
1Q-2013	34.27	28.80	32.92	33.89	27.02	27.69
4Q-2012	30.13	25.35	30.13	27.97	23.50	27.92
3Q-2012	26.35	24.38	25.77	24.06	21.51	24.06
2Q-2012	25.10	21.53	24.90	22.15	19.55	21.95
1Q-2012	23.30	20.59	22.50	21.55	18.86	21.06

Month	High	Low	Close	High	Low	Close
Mar 2014	44.79	42.00	44.79	28.03	27.07	27.82
Feb 2014	32.34	28.97	31.80	30.35	27.02	30.01
Jan 2014	34.27	31.82	32.92	33.89	29.91	32.12
Dec 2013	45.12	43.01	44.16	41.84	39.25	40.27
Nov 2013	45.25	43.10	43.11	41.55	39.49	39.73
Oct 2013	44.79	42.00	44.79	41.24	38.43	40.99

Source: yahoo finance

The following tables set forth the total trading volume of our Shares and ADRs on the BMV and NYSE, respectively, for each of the periods indicated.

TRADING VOLUME OF THE COMPANY’S SHARES

	BMV		NYSE
	In Shares		In ADR
Year	Total Volume		Total Volume
2013	99,089,400		4,332,600
2012	44,787,100		4,525,400
2011	31,333,000		3,338,300
2010	14,527,900		2,174,700
2009	4,816,500		2,670,400
Quarter	Total Volume		Total Volume
4Q-2013	70,033,300	(1)	1,188,300
3Q-2013	8,791,500		1,222,900
2Q-2013	10,389,900		950,000
1Q-2013	9,874,700		971,400
Last 6 months	Total Volume		Total Volume
Mar 2014	1,767,800		147,700
Feb 2014	1,341,100		164,000
Jan 2014	6,731,700		644,000
Dec 2013	65,799,500		691,900
Nov 2013	2,051,500		246,600
Oct 2013	2,182,300		249,800

source: yahoo finance

Market Maker

On January 24, 2011, the Company hired Accival services as its market maker in order to promote and increase liquidity of its shares listed on the BMV.

The market maker was traded for two periods of six months and ended its operation on December 24, 2011. Although there was a significant increase in trading volume, the Company decided not to renew a third period with the market maker.

B.	Plan of Distribution

Not applicable.

C.	Markets

On September 19, 1997, Bachoco commenced trading on the BMV, and on the NYSE.

As of March 31, 2014 there was 4,348,047 ADRs outstanding at the NYSE, It represented 8.7% of the total Shares of the Company or the 32.5% of the free float.

Based on these figures, we can assume that the remaining 67.5% of the free float is trading at the Mexican Stock Exchange.

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

Dividends and Distributions

At the annual ordinary general stockholders’ meeting, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the board, to the holders of Shares for their consideration. The holders of Shares, once they have approved the financial statements, determine the allocation of our net profits, if any, for the preceding year. As of December 31, 2013, our legal reserve fund was equal to at least 20% of our paid-in capital stock. Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the stockholders determine, including a reserve for the repurchase of our Shares. The remaining balance of net profits, if any, is available for distribution as dividends. No dividends may be paid, however, unless losses for prior fiscal years have been paid or absorbed.

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

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. See “U.S. Federal Income Taxation—Passive Foreign Investment Company Rules” below. This discussion is based on the federal income tax laws and regulations of the United States and Mexico, judicial decisions, published rulings and administrative pronouncements, all as in effect on the date hereof, and all of which are subject to change (and some changes may have retroactive effect) and different interpretations. Further, this discussion does not address U.S. federal estate and gift tax, U.S. Medicare contribution tax or the alternative minimum tax consequences of holding Shares or ADRs or the indirect consequences to holders or equity interests in partnerships (or any other entity treated as a partnership for U.S. federal income tax purposes) that own Shares or ADRs. In addition, this discussion does not address the non-U.S., non-Mexican, state or local tax consequences of holding Shares or ADRs. Prospective purchasers of Shares or ADRs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of Shares or ADRs, including, in particular, the effect of any non-U.S., non-Mexican, state or local tax laws.

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

U.S. Federal Income Taxation

U.S. Holders

The following discussion is a summary of the material U.S. federal income tax consequences to holders of Shares or ADRs that are U.S. Holders and that hold those Shares or ADRs as capital assets (generally, for investment purposes).

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

A U.S. Holder will be entitled, subject to a number of complex limitations and conditions (including a minimum holding period requirement), to claim a U.S. foreign tax credit in respect of any Mexican income taxes withheld on dividends received on Shares or ADRs. U.S. Holders who do not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such Mexican income taxes, provided the U.S. Holder elects to deduct (rather than credit) all foreign income taxes for that year. Dividends received with respect to Shares or ADRs will be treated as foreign source income, subject to various classifications and other limitations. For purposes of the U.S. foreign tax credit limitation dividends paid with respect to Shares or ADRs generally will constitute “passive category income” for most of U.S. Holders. The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADRs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of such ADRs. Accordingly, the analysis of the creditability of Mexican income taxes described above could be affected by future actions that may be taken by the U.S. Treasury Department. The rules relating to computing foreign tax credits or deducting foreign taxes are extremely complex, and U.S. Holders are urged to consult their own independent tax advisors regarding the availability of foreign tax credits with respect to any Mexican income taxes withheld.

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

Cash dividends to corporate U.S. Holders will not be eligible for the dividends-received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended (the “Code”). Subject to certain exceptions for short term and hedged positions, and provided that we are not a PFIC (as discussed below), dividends received by certain U.S. Holders (including individuals) with respect to the Shares or ADRs will be subject to U.S. federal income taxation at preferential rates if such dividends represent “qualified dividend income.” Dividends paid on the Shares or ADRs will be treated as qualified dividend income if (i) we are eligible for the benefits of the Tax Treaty or the Shares or ADRs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. We expect to be eligible for the benefits of the Tax Treaty. In addition, under current guidance issued by the Internal Revenue Service (“IRS”), the ADRs should qualify as readily tradable on an established securities market in the United States so long as they are listed on the New York Stock Exchange, but no assurances can be given that the ADRs will be or remain readily tradable under future guidance.

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

In addition, U.S. Holders should be aware that legislation enacted in 2010 imposes reporting requirements with respect to the holding of foreign financial assets, including stock of foreign issuers, if the aggregate value of all of such assets exceeds $50,000, subject to certain exceptions. U.S. Holders should consult their own tax advisors regarding the application of the information reporting rules to our common Shares and the application of these reporting requirements to their particular situation.

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

The Company is exposed to the following risks related to the use of financial instruments to which risk management is applied: credit risk, liquidity risk, market risk, and operational risk.

Note 8 of our Audited Consolidated Financial Statements presents information on the Company’s exposure to each of the aforementioned risks, and the Company’s objectives, policies and procedures for risk measurement and management. Further quantitative disclosures are included in various sections of these Audited Consolidated Financial Statements included in this annual report.

Risk management framework

The risk philosophy adopted by the Company seeks to minimize the risk and, therefore, to enhance its business stability, by opting for a sound relationship between the levels of risk assumed and its operating capabilities, for ensuring a better decision-making.

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

In 2013, 2012 and 2011 we recognized foreign exchange gains of $28.1, $35.2 and $54.5 million, respectively. These gains are mainly attributed to positive results in our investments of cash.

As of December 31, 2013, a hypothetical increase of $0.5 pesos in the exchange rate, would have resulted in a decrease in the foreign currency position of $2.3 million, which represents a loss from foreign currency exchange rates. On the other hand, a decrease of $0.5 pesos in the exchange rate would have resulted in an increase in our foreign currency position of $2.3 million, which represents a gain from foreign currency exchange rates.

We manage our exchange rate exposure primarily through management of our financial structure. As part of our normal operations, we plan over a six-month period into the future and, depending on the expected uncertainty for that period, decide if it is economically advisable to purchase or sell any hedging instrument. We purchase financial derivative instruments in order to ensure greater certainty in our purchases of U.S. dollars.

The main risk that the Company faces with the use of these derivative instruments is the volatility in the exchange rate of the peso against the U.S. dollar. Our risk committee approves any change in policies and reviews the application of current policies.

For more details see Note 8 to our Audited Consolidated Financial Statements.

No assurance can be given as to the future valuation of the Mexican peso and how further movements in the peso could affect our future earnings. In order to mitigate our foreign exchange risk, we have established a Risk Committee which meets at least once a quarter and approves the guidelines and policies for entering into these operations. We also work with independent consultants who make evaluations of our positions and provide us with consulting services. Said companies do not sell any financial instruments to us.

As of December 31, 2013 and 2012, we did not have derivative positions related to exchange rates.

Interest Rates

Our earnings may also be affected by changes in interest rates due to the impact those changes have on our variable rate debt instruments.

As of December 31, 2013, we had borrowings of approximately $2,723.6 million pursuant to variable rate debt instruments, representing approximately 9.8% of our total assets.

Based on our debt position on December 31, 2013, we estimate that a hypothetical increase in the interest rate of 25 basis points would increase our interest expense by $ 4.9 million, negatively impacting our net income by the same. Whereas, we estimate that a hypothetical decrease in the interest rate of 25 basis points, would decrease our interest expense by $4.9 million, positively impacting our net income by the same.

Any such increase would likely be partially offset by an increase in interest income due to our strong cash and cash equivalent position.

For more detail, see Note 8 of our consolidated Financial Statements.

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

Based on our results for 2013, we estimate that a hypothetical increase in the price of corn bushel and short-ton of soybean meal of 7.5%, would increase the loss in our overall derivative position instruments to $ 1.6 million, negatively affecting our results. Whereas, we estimate that a hypothetical decrease in the price of corn bushel and short-ton soybean meal of 7.5%, would decrease the loss in our overall derivative position instruments to 0.7 million, positively affecting our results.

For more detail, see Note 8 of our consolidated Financial Statements.

ITEM 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities

On August 29, 2012, we issued bonds for $1,500 million through a public issuance of local bonds (“Certificados Bursatiles” or “CBs”) in the local debt capital markets for a tenor of 5 years, maturing in 2017.

The bonds issued have a 28-day TIIE interest rate plus + 0.60%. The principal of the bonds will be amortized at face value, in one payment, on the date of maturity.

This represented our first bond offering, which was distributed among a wide range of local investors. The funds obtained were utilized in accordance with the Company’s financial requirements.

This first $1,500 million bonds issuance is part of a bond issuance program for up to $5,000 million that the Company has available for issuance within the next five years, in accordance with its financial needs.

The CBs does not provide restrictions of payment of cash dividends.

For more detail, see Note 17 of our Audited Consolidated Financial Statements.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depository Receipts

The Bank of New York Mellon (or “BNY”) has been our Depositary Bank since the day of our initial public offering of shares continues to act in that capacity as of the date of this document. BONY is located in Church Street Station, in New York, N.Y. 100286.

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

Pursuant to our letter agreement with our Depositary, in 2013 and 2012, we received a payment of US$92,800 and US$300,000 (less fees), respectively, as payment of expenses we incurred related to the maintenance of our ADR program, including investor relations expenses and exchange application and listing fees. Payment made in 2012 corresponds to expenses incurred in years 2012, 2011 and 2010.

PART II

ITEM 13.	Default, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, as of December 31, 2013, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining internal control over financial reporting as defined in Rules 13a-15(f) and 15d- 15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

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

Management assessed the design and effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its original 1992 Internal Control—Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2013, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2013, has been audited by Deloitte, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Industrias Bachoco, S.A.B. de C.V.

We have audited the internal control over financial reporting of Industrias Bachoco, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated April 28, 2014 expressed an unqualified opinion on those financial statements.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu Limited

/s/ Abel García Santaella

C.P.C. Abel García Santaella
Querétaro, Qro., Mexico

April 28, 2014

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

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer, controller and persons performing similar functions, as well as to other officers and employees. Our code of ethics is available free of charge upon request through our investor relations website www.bachoco.com.mx. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer, controller and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver upon request on our website at the same address.

ITEM 16.C.	Principal Accountant Fees and Services

On September 3, 2013, we announced that the Company’s Board of Directors, as per the Audit Committee’s recommendation, approved the selection of Deloitte as the Company’s independent registered public accountant, effective as of September 30, 2013. Therefore in 2013, we incurred in expenses related to audit services with two firms:

Audit and Non-Audit Fees

The following table sets forth the fees billed by Deloitte and KPMG, our successor and predecessor independent registered public accounting firms and paid by us. All amounts are in nominal thousands of pesos, no taxes are included.

AUDIT FEES OF KPMG
	As of December 31,
In thousands of pesos,	2013	2012
Total Fees:	$7,384	$10,348
Audit fees	6,590	7,967
Audit related fees	689	1,972
Other	105	409

The total 2012 audit fees agreed to be paid to KPMG was $7.3 million.

KPMG audit related fees in the table above are fees related to the review of the annual Reports to be released to the Mexican and New York stock exchanges, as well as fees billed by KPMG related to expenses they incurred in connection with the performance of their audit, such as lodging and traveling.

Fees included in "other" for 2013 and 2012, were related to services provided in connection with the adoption of IFRS plus in 2012 also include the issuance of local bonds.

AUDIT FEES OF DELOITTE
	As of December 31,
In thousands of pesos,	2013	2012
Total Audit Fees	$2,417	$	n/a

The total 2013 audit fees agreed to be paid to Deloitte is $7.1 million.

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

The table set below sets forth the information regarding the purchase plan approved by the Board of Directors in the three recent fiscal years.

REPURCHASE PLAN APPROVED
Year	Announced date	Expiration date	Amount	Estimate number of shares that may be purchase under the plan
2011	April 27, 2011	April 25, 2012	$335,640,000	12,000,000
2012	April 25, 2012	April 24, 2013	$195,770,700	12,000,000
2013	April 24, 2013	April 23, 2014	$391,560,000	12,000,000	(1)

(1) The amount includes current shares in the repurchase plan.

The table below sets forth information about the repurchase of our shares on the BMV:

REPURCHASE OF SHARES IN 2013
Monthly operation of the repurchase plan in 2013	Total number of shares purchased	Average price paid per share (in pesos)	Total number of shares purchase as part of the publicly announced plan	Estimate maximum number of shares that may yet be purchased under the plan
Opening balance	0	$0.00	0	12,000,000
January	0	0.00	0	12,000,000
February	100,000	30.70	100,000	11,900,000
March	0	0.00	0	11,900,000
April	0	0.00	0	11,900,000
May	0	0.00	0	11,900,000
June	0	0.00	0	11,900,000
July	0	0.00	0	11,900,000
August	0	0.00	0	11,900,000
September	0	0.00	0	11,900,000
October	0	0.00	0	11,900,000
November	0	0.00	0	11,900,000
December	0	0.00	0	11,900,000
Total 2013	100,000	30.70	100,000	11,900,000

REPURCHASED OF SHARES IN 2014
Monthly operation of the repurchase plan in 2014	Total number of shares purchased	Average price paid per share (in pesos)	Total number of shares purchased as part of the publicly announced plan	Estimate maximum number of shares that may yet be purchased under the plan
Opening balance	0	$0.00	0	12,000,000
January 2014	0	0.00	0	12,000,000
February 2014	145,084	46.93	145,084	11,854,916
March 2014	4,391	47.70	4,391	11,850,525
Total as of March 31, 2014:	149,475	46.95	149,475	11,850,525

REPURCHASE PLAN BALANCE
Number of Shares
Total shares in the repurchase plan as of March 31, 2012	0
(+) Total shares purchased in 2013	100,000
(-) Total shares sold in 2013	100,000
Total shares in the repurchase plan as of December 31, 2013	0
(+) Total shares purchased as of March 31, 2014	149,475
(-) Total shares sold as of March 31, 2014	0
Total shares in the repurchase plan as of March 31, 2014	149,475

ITEM 16.F.	Changes in Registrant’s Certifying Accountant

KPMG Cardenas Dosal, S.C. (“KPMG”) was previously our principal accountants. On August 27, 2013, that firm was dismissed as principal accountants, and Deloitte, Member of Deloitte Touche Tohmatsu Limited (“Deloitte”), was named and engaged as our principal accountants for the year ended December 31, 2013. The decision to change accountants was recommended by our Audit and Corporate Practices Committee and approved by our Board of Directors on August 27, 2013.

The auditor-client relationship between KPMG and us formally ceased on April 14, 2014, upon KPMG’s completion of the audit of the reclassification to retrospectively apply the change in classification described in note 2b) to our consolidated financial statements as of December 31, 2012 and January 1, 2012 and for the years ended December 31, 2012 and 2011 forming part of our Audited Consolidated Financial Statements included elsewhere in this Annual Report.

During the two fiscal years ended December 31, 2012 and the subsequent interim period through April 14, 2014, there were no: (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference on the subject matter of the disagreement in connection with its audit reports, or (2) reportable events as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

The audit reports of KPMG on our consolidated financial statements as of and for the years ended December 31, 2012 and 2011 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except as follows:

KPMG´s report on our consolidated financial statements as of and for the years ended December 31, 2011 and 2010, contained a separate paragraph stating that “As disclosed in note 3 to the consolidated financial statements, new and revised Mexican Financial Reporting Standards were adopted in 2011, with prospective or retrospective application, being specified in each case.”

The audit reports of KPMG on the effectiveness of our internal control over financial reporting as of December 31, 2012 and 2011 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

We have provided KPMG with a copy of the foregoing disclosure, and have requested that KPMG furnish us with a letter addressed to the SEC stating whether or not KPMG agrees with such disclosure, which we have attached to this Annual Report as Exhibit 16.1 as required by Item 16F(a)(3) of Form 20-F..

During the two fiscal years ended December 31, 2012, and any subsequent interim period through August 27, 2013, we have not consulted with Deloitte regarding either (i) the application of accounting principles to a specific completed or contemplated transaction; (ii) the type of audit opinion that might be rendered on our financial statements; or (iii) any matter that was either the subject of a disagreement (as described in Item 16F(a)(1)(iv) and the related instructions to such Item of Form 20-F) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

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

• Pursuant to our bylaws and Mexican law, our audit committee submits an annual report regarding its activities to our board of directors.

NYSE Corporate Governance Rules for Domestic Issuers	Our Corporate Governance Practices

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from these requirements. §303A.04	We are not required to have a nominating/corporate governance committee, and it is not expressly recommended by the Mexican Code of Best Corporate Practices.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement. §303A.05	We are not required to have a compensation committee. As recommended by the Mexican Code of Best Corporate Practices, we have an evaluation mechanism for assisting the board of directors in approving executive officer compensation.

Equity compensation plans. Equity compensation plans require stockholder approval, subject to limited exemptions. §303A.08	Stockholder approval is not expressly required under Mexican law or our bylaws for the adoption and amendment of an equity-compensation plan. However, regulations of the Mexican Banking and Securities Commission require stockholder approval under certain circumstances. We currently do not have any equity-compensation plans in place.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics, which has been accepted by to our chief executive officer, chief financial officer, controller and persons performing similar functions, as well as to other officers and employees. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions. We have no such waivers in place.

ITEM 16.H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	Financial Statements

Not applicable.

ITEM 18.	Financial Statements

See the Audited Consolidated Financial Statements including Notes, incorporated herein by reference.

ITEM 19.	Exhibits

Index of Exhibits

Documents filed as exhibits to this Annual Report:

Exhibit No.	Description
1.1	An English translation of the Bylaws (estatutos sociales) of Industrias Bachoco, S.A. de C.V. dated June 29, 2007 (incorporated by reference to Exhibit 1.1 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 29, 2007 (File No. 333-07950)).

2.1	Form of Amended and Restated Deposit Agreement, among Industrias Bachoco, S.A. de C.V., the Depositary and each Owner and Beneficial Owner from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1.1 on Form F-6 filed with the U.S. Securities and Exchange Commission on August 18, 2006 (File No. 333-07480)).

2.2	Trust Agreement, dated April 1, 1995, among Banco Internacional, S.A., Institucion de Banca Multiple, Grupo Financiero Prime Internacional, as trustee, and the stockholders of the Company named therein, together with an English translation, (incorporated by reference on our registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission on August 22, 1997 (File No. 333-7472)).

2.3	Trust Agreement, dated August 20, 1997, among Banco Internacional, S.A., Institucion de Banca Multiple, Grupo Financiero Bital, as trustee, and the stockholders of the Company named therein, together with an English translation, (incorporated by reference on our registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission on August 22, 1997 (File No. 333-7472)).

8.1	Subsidiaries of Industrias Bachoco S.A. de C.V.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

16.1	Letter dated April 30, 2014 of KPMG Cardenas Dosal S.C. as required by Item 16.F of Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INDUSTRIAS BACHOCO, S.A.B de C.V.

By:	/s/ Daniel Salazar Ferrer
Daniel Salazar Ferrer
Chief Financial Officer

Date: April 30, 2014

INDUSTRIAS BACHOCO, S.A.B. DE C.V.

AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2012, 2013 and January 1, 2012

Content

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Industrias Bachoco, S.A.B. de C.V.

We have audited the accompanying consolidated statement of financial position of Industrias Bachoco, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2013, and the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Industrias Bachoco, S.A.B. de C.V. and subsidiaries as of December 31, 2013 and the results of their operations and their cash flows for the year ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 28, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

/s/ Abel García Santaella

C.P.C. Abel García Santaella

Querétaro, Qro., Mexico

April 28, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Industrias Bachoco, S.A.B. de C V:

We have audited the accompanying consolidated statements of financial position of Industrias Bachoco, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2012 and January 1, 2012, and the related consolidated statements of profit and loss and other comprehensive income, changes in equity and cash flows for the years ended December 31, 2012 and 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Industrias Bachoco, S.A.B. de C.V. and subsidiaries as of December 31, 2012 and January 1, 2012, and the results of their operations and their cash flows for the years ended December 31, 2012 and 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As mentioned in note 4 to the 2013 consolidated financial statements, on November 1, 2011, the Company acquired 100% percent of the voting stock of OK Industries, Inc. (the “Acquired Entity”) which owns five consolidated subsidiaries. OK Industries, Inc. operates and is located in the United States of America (U.S.A.). The results of operations of the Acquired Entity have been included in the consolidated financial statements from such date. The acquisition of this company originated a gain on bargain purchase of $1,000,565, (thousands of Mexican pesos) which was booked in other income in 2011.

As mentioned in note 5 to the 2013 consolidated financial statements, on March 2, 2012, Bachoco USA, LLC. was incorporated as a subsidiary of Industrias Bachoco, S.A.B. de C.V. and acquired 100% of the shares of OK Industries. From such date Bachoco USA, LLC. acts as the holding company of OK Industries, Inc. and, therefore, of the operations of the Company in the U.S.A.

KPMG Cárdenas Dosal, S.C.

/s/ Demetrio Villa Michel

Demetrio Villa Michel

Querétaro, México

April 30, 2013, except as to note 2 b) to the 2013 consolidated financial statements, which is as of April 14, 2014.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2013 and 2012, and January 1, 2012

(Thousands of pesos)

Assets	Note	December 31, 2013	December 31, 2012	January 1, 2012

Current assets:
Cash and cash equivalents	7	$6,716,894	4,179,541	2,625,661
Primary financial instruments	8	1,004,106	961,968	410,721
Derivative financial instruments	8	11,735	2,938	10,208
Accounts receivable, net	9	2,227,802	2,220,638	2,235,152
Inventories, net	10	2,738,222	4,599,355	3,230,987
Current biological assets	11	1,420,174	1,496,964	1,548,722
Prepaid expenses and other current assets	12	1,156,362	868,878	752,150
Assets available for sale	13	49,053	51,507	95,647
Total currents assets		15,324,348	14,381,789	10,909,248

Non-current assets:
Property, plant and equipment, net	14	11,652,449	11,949,516	12,112,945
Non-current biological assets	11	1,109,936	1,106,120	1,029,642
Goodwill	15	344,259	300,848	300,848
Other non-current assets	16	350,599	301,911	364,637
Total non-currents assets		13,457,243	13,658,395	13,808,072

Total assets		$28,781,591	28,040,184	24,717,320

Liabilities and equity	Note	December 31, 2013	December 31, 2012	January 1, 2012

Current liabilities:
Short term debt	17	$541,200	1,081,496	1,277,750
Current installments of long-term debt	17	16,392	115,560	175,243
Trade payable and other accounts payable	18	3,759,112	3,445,245	2,921,441
Related parties	19	54,095	88,039	78,543
Total current liabilities		4,370,799	4,730,340	4,452,977

Long term liabilities:
Long term debt, excluding current installments	17	1,510,210	1,526,602	384,370
Deferred income tax	20 d)	2,701,191	2,597,940	2,400,107
Employee benefits	21	48,245	96,613	100,038
Total long term liabilities		4,259,646	4,221,155	2,884,515

Total liabilities		8,630,445	8,951,495	7,337,492

Equity:	25
Capital stock		1,174,432	1,174,432	1,174,432
Share premium		399,641	399,641	399,641
Reserve for repurchase of shares		99,601	99,474	88,481
Foreign currency translation reserve		(87,090)	(26,916)	64,387
Actuarial remeasurements, net	21	(60,967)	-	-
Retained earnings		18,586,228	17,405,360	15,614,760
Equity attributable to controlling interest		20,111,845	19,051,991	17,341,701

Non-controlling interest		39,301	36,698	38,127
Total equity		20,151,146	19,088,689	17,379,828

Commitments	27
Contingencies	28

Total liabilities and equity		$28,781,591	28,040,184	24,717,320

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Profit and Loss and Other Comprehensive Income

Years ended December 31, 2013, 2012 and 2011

(Thousands of pesos, except share and per share amount)

	Note	2013	2012	2011

Net revenues		$39,710,726	39,367,431	27,734,990
Cost of sales		(33,176,599)	(33,318,207)	(24,797,037)

Gross profit		6,534,127	6,049,224	2,937,953

General, selling and administrative expenses		3,291,006	3,396,655	2,974,733
Other income (expenses), net	30	30,704	(23,810)	999,965

Operating income		3,273,825	2,628,759	963,185

Finance income	29	344,785	270,032	248,282
Finance costs	29	(226,366)	(105,000)	(70,640)
Net finance income		118,419	165,032	177,642

Profit before income taxes		3,392,244	2,793,791	1,140,827

Income taxes	20	1,350,439	602,020	(38,616)

Profit for the year		$2,041,805	2,191,771	1,179,443

Other comprehensive income (loss) items:
Items that may be reclassified subsequently to profit or loss: Currency translation effect		32,672	(186,095)	64,387

Items that will not be reclassified subsequently to profit or loss:
Actuarial remeasurements		(61,057)	-	-
Taxes from actuarial remeasurements		18,317	-	-

Other comprehensive (loss) income items		(10,068)	(186,095)	64,387

Comprehensive income for the year		$2,031,737	2,005,676	1,243,830

Profit attributable to:
Controlling interest		$2,038,422	2,184,567	1,177,346
Non-controlling interest		3,383	7,204	2,097

Profit for the year		$2,041,805	2,191,771	1,179,443

Comprehensive income attributable to:
Controlling interest		$2,028,354	1,998,472	1,241,733
Non-controlling interest		3,383	7,204	2,097

Comprehensive income for the year		$2,031,737	2,005,676	1,243,830

Weighted average outstanding shares		599,992,952	598,959,882	599,822,448

Basic and diluted earnings per share	26	$3.40	3.65	1.96

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2013, 2012 and 2011

(Thousands of pesos)

		Attributable to owners of the Company
				Reserve for	Foreign	Actuarial
		Capital	Share	repurchase of	currency	remeasurements	Retained		Non-controlling	Total
	Note	stock	premium	shares	translation reserve	net	earnings	Total	interest	equity

Balance at January 1, 2011		$1,174,432	399,641	88,690	-	-	14,737,340	16,400,103	29,917	16,430,020

Dividends paid	25 (d)	-	-	-	-	-	(299,926)	(299,926)	-	(299,926)
Dividends paid to non-controlling interest		-	-	-	-		-	-	(912)	(912)
Repurchase and sale of shares	25 (c)	-	-	(209)	-	-	-	(209)	-	(209)
Acquired non-controlling interest		-	-	-	-	-	-	-	7,025	7,025

Comprehensive income for the year:
Profit for the year		-	-	-	-	-	1,177,346	1,177,346	2,097	1,179,443
Other comprehensive income		-	-	-	64,387	-	-	64,387	-	64,387

Total comprehensive income for the year		-	-	-	64,387	-	1,177,346	1,241,733	2,097	1,243,830

Balance at December 31, 2011		1,174,432	399,641	88,481	64,387		15,614,760	17,341,701	38,127	17,379,828
						-
Dividends paid	25 (d)	-	-	-	-		(299,175)	(299,175)	-	(299,175)
Dividends paid to non-controlling interest		-	-	-	-	-	-	-	(491)	(491)
Repurchase and sale of shares	25 (c)	-	-	10,993	-		-	10,993	-	10,993
Disposal of non-controlling interest from disolution		-	-	-	-	-	-	-	(8,142)	(8,142)

Comprehensive income for the year:
Profit for the year		-	-	-	-		2,184,567	2,184,567	7,204	2,191,771
Other comprehensive income		-	-	-	(91,303)	-	(94,792)	(186,095)	-	(186,095)
						-
Total comprehensive income for the year		-	-	-	(91,303)	-	2,089,775	1,998,472	7,204	2,005,676

Balance at December 31, 2012		1,174,432	399,641	99,474	(26,916)	-	17,405,360	19,051,991	36,698	19,088,689

Dividends paid	25 (d)	-	-	-	-	-	(950,400)	(950,400)	-	(950,400)
Dividends paid to non-controlling interest		-	-	-	-	-	-	-	(780)	(780)
Repurchase and sale of shares, net	25 (c)	-	-	127	-	-	-	127	-	127
IAS 19 R adoption effect	21 (a)	-	-	-	-	(18,227)	-	(18,227)	-	(18,227)

Comprehensive income for the year:
Profit for the year		-	-	-	-	-	2,038,422	2,038,422	3,383	2,041,805
Other comprehensive income		-	-	-	(60,174)	(42,740)	92,846	(10,068)	-	(10,068)

Total comprehensive income for the year		-	-	-	(60,174)	(42,740)	2,131,268	2,028,354	3,383	2,031,737

Balance at December 31, 2013		$1,174,432	399,641	99,601	(87,090)	(60,967)	18,586,228	20,111,845	39,301	20,151,146

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2013, 2012 and 2011

(Thousands of pesos)

	Note	2013	2012	2011

Cash flows from operating activities:
Profit for the year		$2,041,805	2,191,771	1,179,443
Adjustments for:
Deferred income tax recognized in profit or loss	20	123,022	235,603	(108,202)
Current income tax recognized in profit or loss		1,227,417	-	-
Bargain purchase on business combinations		-	-	(1,047,245)
Depreciation	14	816,673	837,807	745,837
Loss on sale of plant and equipment		14,958	65,323	46,671
Interest income	30	(314,245)	(222,063)	(193,777)
Interest expense	30	226,366	105,000	69,744
Unrealized foreign currency exchange		17,950	-	-
Foreign exchange loss on loans		11,865	(52,687)	34,500

Subtotal		4,165,811	3,160,754	726,971

Derivative financial instruments		(8,797)	7,270	2,689
Accounts receivable, net		(8,091)	14,514	(435,320)
Inventories, net		1,871,404	(1,368,368)	126,624
Current and non-current biological assets		151,010	(24,720)	(856,908)
Prepaid expenses and other current assets		(287,478)	(116,728)	(216,722)
Assets available for sale		2,454	44,140	(9,075)
Trade payable and other accounts payable		(70,540)	532,030	443,987
Related parties		(33,944)	9,496	17,670
Income taxes paid		(843,906)	-	-
Employee benefits		(84,110)	(3,425)	22,153

Cash flows (used in) provided by operating activities		4,853,813	2,254,963	(177,931)

Cash flows from investing activities:
Acquisition of property, plant and equipment		(575,411)	(951,760)	(707,533)
Proceeds from sale of plant and equipment		57,795	81,591	83,946
Financial instruments		(42,138)	(551,247)	(201,373)
Other assets		(48,210)	62,726	(146,389)
Interest collected		314,245	222,063	193,777
Business acquisitions		(135,450)	-	(1,326,741)

Cash flows used in investing activities		(429,168)	(1,136,627)	(2,104,313)

Cash flows from financing activities:
Payment for repurchase of shares		(3,071)	(85,545)	(6,153)
Proceeds for repurchase of shares		3,198	96,538	5,944
Dividends paid		(950,400)	(299,175)	(299,926)
Proceeds from borrowings		1,507,700	3,069,787	1,921,609
Interest paid		(226,366)	(105,000)	(60,809)
Dividends paid to non-controlling interest		(780)	(491)	(912)
Currency translation effect		-	(93,397)	33,440
Disposal of non-controlling interest from disolution		-	(8,142)	-
Principal payment on loans		(2,181,166)	(2,130,805)	(774,601)

Cash flows (used in) provided by financing activities		(1,850,885)	443,770	818,592

Net (decrease) increase in cash and cash equivalents		2,573,760	1,562,106	(1,463,652)

Cash and cash equivalents at January 1		4,179,541	2,625,661	3,967,874

Effect of exchange rate fluctuations on cash and cash equivalents		(36,407)	(8,226)	121,439

Cash and cash equivalents at December 31		$6,716,894	4,179,541	2,625,661

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(Thousands of Mexican pesos, except amounts per share)

(1)	Reporting entity

Industrias Bachoco, S.A.B. de C.V. and subsidiaries (hereinafter Bachoco or the Company) is a public stock company with variable capital incorporated on April 17, 1980, as a legal entity. The Company’s registered address is Avenida Tecnológico 401, Ciudad Industrial, Celaya, Guanajuato, Mexico.

The Company is engaged in breeding, processing and marketing poultry (chicken and eggs), swine and other products (primarily balanced animal feed). Bachoco is a holding company that has control over a group of subsidiaries (see note 5).

The shares of the Company are listed on the Mexican Stock Exchange (BMV for its Spanish acronym) under the symbol “Bachoco,” and in the New York Stock Exchange (NYSE), under the symbol “IBA”.

Significant event

During 2013, the Company informed the National Service of Sanity, Safety and Food Quality (SENASICA, by its Spanish acronym) the presence of a H7N3 avian flu outbreak in some of the Company’s farms located in the state of Guanajuato and in the limits of the Jalisco and Guanajuato states. The financial effects derived from the outbreak were a charge to cost of sales in 2013 for $350,821 related to the destruction of birds and eggs inventory. As of the date of the issuance of the consolidated financial statements, the National Agriculture, Husbandry, Rural Development, Fishing and Food Agency maintains a monitoring process of the outbreak in both states.

(2)	Basis of preparation

a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), adopted by public entities in Mexico in accordance with the amendments to Rules for Public Companies and other Entities Trading on the Mexican Stock Exchange, established by the Mexican National Banking and Securities Commission on January 27, 2009, according to which, beginning in 2012, the Company is required to prepare financial statements in accordance with IFRS as issued by the IASB.

On April 28, 2014, the accompanying consolidated financial statements and related notes were authorized for issuance by the Company’s Finance Director, Mr. Daniel Salazar Ferrer and the Company’s Controller Director, Mr. Marco Antonio Esparza Serrano, for the Audit Committee, Board of Directors and Stockholders’ approvals. In accordance with the Mexican General Corporate Law and the bylaws of the Company, the stockholders are empowered to modify the consolidated financial statements after their issuance.

b)	Reclassifications

Criteria for classification of inventory and biological assets

During 2013, the Company decided to reclassify live poultry, formerly presented within inventory, to current biological assets in order to provide a more accurate presentation based on the nature of the assets. Prior year financial information was adjusted for such reclassification, for which reason the accompanying consolidated financial statements include a consolidated statement of financial position as of January 1, 2012.

The following table shows the impact of the reclassifications of inventories to biological assets on the consolidated statement of financial position:

	December 31, 2012 originally reported	Increase or (decrease) from reclassification	December 31, 2012 retrospectively reclassified
Inventories, net	$5,829,837	(1,230,482)	4,599,355
Current biological assets	266,482	1,230,482	1,496,964
	$6,096,319		6,096,319

	January 1, 2012 originally reported	Increase or (decrease) from reclassification	January 1, 2012 retrospectively reclassified
Inventories, net	$4,562,355	(1,331,368)	3,230,987
Current biological assets	217,354	1,331,368	1,548,722
	$4,779,709		4,779,709

The reclassification also resulted in changes to the consolidated statement of cash flows with respect to the amounts reported for inventories and biological assets, as follows:

	December 31, 2012 originally reported	Increase or (decrease) from reclassification	December 31, 2012 retrospectively reclassified
Inventories, net	$(1,267,482)	(100,886)	(1,368,368)
Current and non-current biological assets	(125,606)	100,886	(24,720)
	$(1,393,088)		(1,393,088)

	December 31, 2011 originally reported	Increase or (decrease) from reclassification	December 31, 2011 retrospectively reclassified
Inventories, net	$(387,569)	514,193	126,624
Current and non-current biological assets	(342,715)	(514,193)	(856,908)
	$(730,284)		(730,284)

c)	Basis of measurement

The accompanying consolidated financial statements were prepared on the historical cost basis (historical cost is generally based on the fair value of the consideration given in exchange for goods and services) except for the following material items in the consolidated statement of financial position, which are measured at:

i. Fair value

•	Derivative financial instruments for trading and hedging, and the investments in primary debt and equity instruments at fair value through profit or loss

•	Biological assets

•	Defined benefit plan assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurements in its entirety, which are described as follows:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable either directly or indirectly.

Level 3 inputs are unobservable inputs.

ii. Present value

•	Defined benefit obligation

The present value discounts future cash flows to a present day amount using a discount rate.

d)	Functional and presentation currency

These consolidated financial statements are presented in thousands of Mexican pesos (pesos or $), national currency of Mexico, which is the Company’s recording and functional currency, except for the foreign subsidiary that uses the U.S. dollar as its recording and functional currency.

For disclosure purposes, in the notes to the consolidated financial statements, “thousands of pesos” or “$” means thousands of Mexican pesos, and “thousands of dollars” means thousands of U.S. dollars.

When deemed relevant, certain amounts are included between parentheses as a translation into thousands of dollars, into thousands of Mexican pesos, or both, as applicable. These translations are performed for the convenience of the reader at the closing exchange rate, which is $13.09, as of December 31, 2013.

e)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and significant assumptions are reviewed on an ongoing basis. Changes arising from these reviews are recognized in the period in which they are reviewed and in any future periods affected.

Critical accounting judgments and key sources of estimation uncertainty

Below are critical estimates and assumptions in the application of accounting policies with significant effects on the amounts recognized in the consolidated financial statements, as well as information on assumptions and uncertainty of estimates that have a significant risk of resulting in a material adjustment in future years.

i. Fair value of biological assets

The Company estimates the fair value of biological assets as the price that would be received or paid in an orderly transaction between market participants at the measurement date. As part of the estimate, the Company considers the maturity periods of such assets, the necessary time span for the biological assets to reach a productive stage, as well as future economic benefits obtained.

The balance of current biological assets is integrated by hatching eggs, growing pigs and growing poultry, while the balance of non-current biological assets is integrated by poultry in its different production stages, and breeder pigs.

Non-current biological assets are valued at its production cost less accumulated depreciation or accumulated impairment losses, because the Company considers there is no observable or reliable market for such assets. Also, the Company considers there is no reliable method for measuring the fair value of non-current biological assets. Current biological assets are valued at fair value when there is an observable market, less sale expenses.

ii. Business combinations or acquisition of assets

Management uses its professional judgment to determine whether the acquisition of a group of assets constitutes a business combination. This determination may have a significant impact in how the acquired assets and assumed liabilities are accounted for, both at the initial recognition and subsequently.

Key sources of estimation uncertainty

The following are the key assumptions which are source of estimation uncertainty at the end of the reference reporting period which may have a significant risk of causing a material adjustment to and do not have significant effects on the recorded amounts in the consolidated financial statements.

iii. Assessments to determine the recoverability of deferred tax assets

As part of the tax analysis carried out by the Company, on an annual basis the Company prepares projections of taxable income for purposes of determining if taxable income will be sufficient to recover the benefit of deferred tax assets recognized from deductible temporary differences, including tax losses and other tax credits.

iv. Useful lives and residual values of property, plant and equipment

Useful lives and residual values of property, plant and equipment are used to determine depreciation expense of such assets and are defined according to the analysis by internal and external specialists. Useful lives and residual values are reviewed periodically at least once a year, based on the current conditions of the assets and the estimate of the period during which they will continue to generate economic benefits to the Company. If there are changes in the estimate, measurement of the net carrying amount of assets and the corresponding depreciation expense are prospectively affected.

v. Measurements and disclosures at fair value

Fair value is a measurement based on the price a market participant would be willing to receive to sell an asset or pay to transfer a liability, and is not a measure specific to the Company. For some assets and liabilities, observable market transactions or market information may be available. For other assets and liabilities, observable market transactions and market information may not be available. However, the purpose of a measurement at fair value in both cases is to estimate the price at which an orderly transaction to sell the asset or to transfer the liabilities would be carried out among the market participants at the date of measurement under current market conditions.

When the price of an identical asset or liability is not observable, the Company determines the fair value using another valuation technique which maximizes the use of relevant observable information and minimizes the use of unobservable information. As the fair value is a measurement based on the market, it is measured using the assumptions that market participants would use when they fix a price to an asset or liability, including assumptions about risk.

vi. Impairment of long-lived assets and goodwill

The carrying amount of long-lived assets is reviewed for impairment when situations or changes in circumstances indicate that it is not recoverable, except for goodwill which is reviewed on an annual basis. If there are indicators of impairment, a review is carried out to determine whether the carrying amount exceeds its recoverable value and whether it is impaired. The recoverable value is the highest of the asset’s fair value, less selling costs, and its value in use which is the present value of the future estimated cash flows generated by the asset. The value in use calculation requires the Company’s management to estimate the future cash flows expected to arise from the asset and/or from the cash-generating unit and a suitable discount rate in order to calculate present value.

vii. Contingencies

Due to their nature, contingencies can solely be resolved when they occur or one or more future events or one or more uncertain events that are not entirely under the control of the Company. The assessment of such contingencies significantly requires the exercise of judgments and estimates on the possible outcome of those future events. The Company assesses the probability of loss of lawsuits and contingencies according to the estimates made by its legal advisors. These estimates are reconsidered periodically.

viii. Other non-significant estimates

•	Allowance for doubtful accounts (Note 9).

f)	Basis of presentation

i. New and amended IFRS that affect reported balances and/or disclosures in financial statements

In the current year, the Company adopted a series of new and amended IFRS issued by the IASB which are binding and go into effect from fiscal years beginning on or after January 1, 2013.

Amendments to IFRS 7 Disclosures - Offset of financial assets and liabilities

The Company applied the amendments to IFRS 7 Disclosures- Offsetting of financial assets and liabilities for the first time in the current year. Amendments to IFRS 7 require companies to disclose information about offsetting rights and related agreements for recognized financial instruments that are subject to a master close-out netting agreement or similar agreement.

Amendments to IFRS 7 apply retroactively. As the Company does not have any close-out netting agreement, the adoption of the amendments had no significant effect in disclosures or in balances recognized in the consolidated financial statements.

Modified standards on consolidation, joint arrangements, associates and disclosures

In May 2011, a package of five standards on consolidation, joint arrangements, associates and disclosures standards that comprise IFRS 10 Consolidated financial statements, IFRS 11 Joint arrangements, IFRS 12 Disclosure of interests in other entities, IAS 27 (as revised in 2011) Separate financial statements and IAS 28 (as revised in 2011) Investments in associates and joint ventures, were issued. Subsequent to the issuance of these standards, amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the first-time application of the standards.

In the current year, the Company has applied these standards for the first time, together with the amendments to IFRS 10, IFRS 11, and IFRS 12 regarding the transitional guidance. Both IAS 27 and IAS 28 do not apply to the Company’s consolidated financial statements, since these financial statements are not separate financial statements, nor does it have investments on which it has significant influence or joint control that result in the application of the equity method. As of the issuance date of the consolidated financial statement, separate financial statements were issued in order to comply with statutory requirements for the Company as legal entity and IAS 27 was applied for its preparation.

The impact of these standards is shown below:

Impact of the application of IFRS 10

IFRS 10 replaces the parts of IAS 27 Consolidated and separate financial statements that deal with consolidated financial statements and SIC-12 Consolidation – special purpose entities. IFRS 10 changes the definition of control such that an investor has control over an investee when a) it has power over the investee, b) it is exposed, or has rights, to variable returns from its involvement with the investee and c) has the ability to use its power to affect its returns. All three of these criteria must be met for an investor to have control over an investee. Previously, control was defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Additional guidance has been included in IFRS 10 to explain when an investor has control over an investee. Some guidance included in IFRS 10 that deals with whether or not an investor that owns less than 50% of the voting rights in an investee has control over the investee is relevant to the Company.

Specifically, the Company, through its subsidiary Bachoco, S.A. de C.V., has a 51% equity interest in four entities engaged in breeding and marketing poultry. As the Company has substantive rights over such entities, which grant it the power over the relevant activities that affect its variable returns arising from its interests, it has concluded that it has control over such entities.

In addition, the Company has an equity interest of 64.00% in PEC LAB, S.A. de C.V., which also grants the Company substantive rights in the entity, providing it the power over the relevant activities that affect its variable returns arising from its interests, for which reason it has concluded that is has control over the entity.

Due to the application of IFRS 10, there were no changes to the consolidation of entities on which control thereon was determined in prior periods.

Impact of the application of IFRS 11

IFRS 11 replaces IAS 31 Interests in joint ventures, and the guidance contained in a related interpretation, SIC-13 Jointly controlled entities – non-monetary contributions by venturers, has been incorporated in IAS 28 (as revised in 2011).

IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified and accounted for. Under IFRS 11, there are only two types of joint arrangements – joint operations and joint ventures.

The classification of joint arrangements under IFRS 11 is determined based on the rights and obligations of parties to the joint arrangements by considering the structure, the legal form of the arrangements, the contractual terms agreed by the parties to the arrangement, and, when relevant, other facts and circumstances. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint ventures) have rights to the net assets of the arrangement.

The initial and subsequent accounting of joint ventures and joint operations is different. Investments in joint ventures are accounted for using the equity method. Investments in joint operations are accounted for such that each joint operator recognizes and records its assets, its liabilities, its revenues, and its expenses, relating to its interest in the joint operation in accordance with the applicable standards.

As mentioned in the analysis of impact for the adoption of IFRS 10, Company’s management examined and assessed the classification of the investments it has through its subsidiary Bachoco, S.A. de C.V., where it has equity interest of 51% to determine whether or not it had control or joint control. Management concluded that such investments should be classified as subsidiaries and not as joint arrangements. The Company also analyzed certain agreements it has entered into with respect to broiler operations and determined that such arrangements constitute joint operations. The accounting for these joint operations under IFRS 11 is consistent with the treatment previously applied by the Company and therefore no impact of adoption has been reflected in the consolidated financial statements.

Impact of the application of IFRS 12

IFRS 12 is a new disclosure standard and is applicable to entities that have equity interests in subsidiaries, associates, joint arrangements and/or unconsolidated structured entities. In general, the application of IFRS 12 has resulted in more extensive disclosures in the consolidated financial statements, in relation to significant judgments made by the Company to determine the nature of its equity interests in other entities, as well as the equity interest that the non-controlling entity has in the Company’s activities and in its cash flows.

IFRS 13 Fair value measurement

The Company has applied IFRS 13 for the first time in the current year. IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements.

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. Fair value under IFRS 13 is an exit price regardless of whether that price is directly observable or estimated using another valuation technique.

IFRS 13 requires prospective application from January 1, 2013. In addition, specific transitional provisions were given to entities such that they need not to apply the disclosure requirements set out in the Standard in comparative information provided for prior periods before the initial application of the Standard. In accordance with these transitional provisions, the Company has not made any new disclosures required by IFRS 13 for the 2012 comparative period. Other than the additional disclosures, the application of IFRS 13 has not had any material impact on the amounts recognized in the consolidated financial statements.

Amendments to IAS 1 Presentation of items of other comprehensive income

The Company applied the amendments to IAS 1 Presentation of items of other comprehensive income for the first time in the current year. The amendments to IAS 1 require items of other comprehensive income to be grouped into two categories in the other comprehensive income section: (a) items that will be reclassified to profit and loss and (b) items that will not be reclassified to profit and loss. Income tax on items of other comprehensive income is required to be allocated on the same basis and the amendments do not change the option to present items of other comprehensive income either before tax or net of tax. The amendments have been applied retrospectively, and hence the presentation of items of other comprehensive income has been modified to reflect the changes. In addition to the aforementioned presentation changes, the application of the amendments to IAS 1 does not result in any impact on profit and loss, other comprehensive income or total comprehensive income.

IAS 19 Employee benefits – (revised in 2011)

In the current year, the Company applied IAS 19, Employee benefits (revised in 2011) and its consequential amendments for the first time.

Amendments to IAS 19 change the accounting treatment of defined benefit plans and benefits for termination of the employment relationship. The most important change refers to the accounting treatment for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and the fair value of the plan assets when they occur and, therefore, eliminate the “corridor approach” allowed under the previous version of IAS 19 and accelerate the recognition of prior service costs. The amendments require that all actuarial gains and losses are recognized immediately through other comprehensive income, for the net asset or liability recognized in the consolidated statement of financial position to reflect the total value of the deficit or surplus of the plan. Additionally, the interest cost and the expected return on plan assets used in the previous version of IAS 19 are replaced with the amount of net interest, which is calculated by applying the same discount rate to the net defined benefit asset or liability. In summary, IAS 19 (revised in 2011) introduces certain changes in the presentation of the cost of defined benefits, including more extensive disclosures.

Beginning January 1, 2013, the Company applied the new accounting, presentation and disclosure requirements established in IAS 19 (revised in 2011). However, given that the adoption of this standard did not have a significant impact on the Company’s consolidated statements of financial position, the corresponding comparative amounts were not retrospectively adjusted. The effect of the adoption of this standard as of January 1, 2013 was $25,315.

ii. New standards and interpretations not yet adopted

The Company has not applied the following new and revised IFRS that have been issued, but that they have not gone into effect yet at December 31, 2013.

•	IFRS 9 Financial instruments, issued in November 2009 and amended in October 2010, introduced new requirements for the classification and measurement of financial liabilities and derecognition.

All recognized financial assets that are within the scope of IAS 39 Financial instruments: recognition and measurement are required to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the outstanding principal are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods.

The most significant effect of IFRS 9 with respect to the reclassification and measurement of financial liabilities is related to the accounting for changes in the fair value of a financial liability (designated as at fair value through profit and loss), attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities designated at fair value through profit and loss, the amount of change in fair value of the financial liability attributable to changes in credit risk of that liability is recognized in items of other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in items of other comprehensive income would create or enlarge an accounting mismatch in profit and loss. Changes in fair value attributable to a financial liability’s credits risk are not subsequently reclassified to profit and loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit and loss is presented in profit and loss.

IFRS 9 Financial instruments, issued in November 2013, introduces a new chapter for the accounting for hedges, establishing a new hedge accounting model that is designed to be more adhered to how entities assume risk management activities when they cover both financial and non-financial risk exposures. Similarly, it allows an entity to apply solely the requirements introduced in IFRS 9 (2010) for the presentation of profits and losses on financial liabilities designated at fair value through profit and loss, without applying the other requirements of IFRS 9, which means that the portion of the change in fair value related to changes in the own entity’s credit risk can be presented in items of other comprehensive income rather than in profit and loss.

As IFRS 9 (2013) eliminates the effective date of mandatory application of IFRS 9 (2013), IFRS 9 (2010) and IFRS 9 (2009), as well as the required disclosures of IFRS 7 derived from the adoption of IFRS 9, leaving the effective date open to the end of the impairment, classification and measurement requirements. The Company has decided not to adopt it until the effective date, and it is not practical to quantify the effect unless the aforementioned stages are concluded definitively, and the final versions are issued.

•	Amendments to IFRS 10, IFRS 12 and IAS 27, provide investment entities with an exemption to consolidate certain subsidiaries and, rather, they require that an investment entity measures the investment of each one of the eligible subsidiaries at fair value through profit and loss under IFRS 9 or IAS 39. In addition, these amendments require disclosures about the reasons for which an entity is deemed an investment entity, entity’s unconsolidated subsidiaries’ details, and nature of the relationship and certain transactions between the investment entity and its subsidiaries. The amendments are effective for annual periods beginning on or after January 1, 2014. The amendments to these standards have not been early adopted, and their adoption is not expected to have an effect on the Company’s financial information, as it is not classified as an investing entity.

•	Amendments to IAS 19 (2011) Employee benefits, in regards to employee contributions on defined benefit plans, clarify the requirements relating to how contributions from employees or third parties that are linked to the service should be attributed to periods of service. In addition, it allows a practical resource if the amount of the contributions is independent from the number of years of service in which contributions can be, but are not required to be recognized as a reduction in the service cost in the period in which the related service is rendered. These amendments are effective for annual periods beginning on or after July 1, 2014. The amendments to this standard have not been early adopted by the Company and no material effects are expected due to their adoption since employees do not make contributions to the defined benefit plan.

•	Amendments to IAS 32 Offsetting financial assets and financial liabilities, with respect to offsetting financial assets and financial liabilities and the related disclosures clarify existing application issues related to offsetting requirements. Specifically, the amendments clarify the meaning of “currently has a legally recognized right to offsetting” and “simultaneous realization and offsetting.” Amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014, applied retroactively. This standard has not been early adopted by the Company, and no material effects on its consolidated financial statements are expected since the Company does not have offsetting agreements.

•	Amendments to IAS 36 Impairment of assets, reduce the circumstances in which the recoverable amount of assets or cash generating units are required to be disclosed, clarify the disclosures required, and introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. Amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. The amendments to this standard have not been early adopted by the Company and no material on the amounts recognized in the consolidated financial statements since the Company has included the majority of the disclosures required by this amended IAS.

•	Amendments to IAS 39 Financial instruments, recognition and measurement, clarify that there is no need to discontinue hedge accounting if a hedging derivative is novated, provided certain criteria are met. A novation indicates an event where the original parties to a derivative agree that one or more settling counterparties replace their original counterparty to become a new counterparty to any of the parties. In order to apply the amendments and continue hedge accounting, novation to a central counterparty (CCP) must happen as a consequence of laws or regulations or the introduction thereof. Amendments to IAS 39 are effective for annual periods beginning on or after January 1, 2014. The amendments to this standard have not been early adopted by the Company and no material effects are expected on the consolidated financial statements due to their adoption, since the Company does not have novation agreements.

•	Annual Improvements to 2010-2012 Cycle make amendments to: IFRS 2, Share-Based Payment, by amending the definitions for consolidation (irrevocability) of concessions and market conditions, and adding definitions for performance condition and service condition; IFRS 3, Business Combinations, which require that contingent considerations classified as an asset or liability are measured at fair value at the reporting date; IFRS 8, Operating segments, requires disclosure of the judgments made by management in applying the aggregation criteria to operating segments, clarifying that reconciliations of segment assets are required solely if assets are reported regularly; IFRS 13, Fair Value Measurement, clarifies that the issuance of IFRS 13 and the amendments to IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis (amendment to conclusion bases solely); IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets, clarifying that the gross amount of property, plant and equipment is adjusted in a manner consistent with a revaluation of the carrying amount; and IAS 24, Related Party Disclosures, clarifying how payments to entities providing management services are to be disclosed. These improvements are applicable to annual periods beginning on or after 1 July 2014. The Company has yet to complete its evaluation of whether these improvements will have a significant impact on its consolidated financial statements.

•	Annual Improvements to 2011-2013 Cycle makes amendments to the following standards: IFRS 1 First-time adoption of IFRS, clarifying which versions of IFRSs can be used on initial adoption (amendments to conclusion bases solely); IFRS 3, clarifying that the standard excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself; IFRS 13, clarifying the scope of the portfolio exception of paragraph 52 of the standard, which allows an entity to measure the fair value of a group of financial assets and financial liabilities on the basis of the price that would be received for selling a net long position or at which a net short position would be transferred, both for a particular risk exposure in an orderly transaction between market participants at the measurement date under current market conditions; IAS 40 Investment property, clarifying the interrelationship of IFRS 3 and IAS 40 when classifying a property as an investment property or as an owner-occupied property. These improvements are applicable to annual periods beginning on or after 1 July 2014. The Company has yet to completed its evaluation of whether these improvements will have a significant impact on its consolidated financial statements, except for improvements to IFRS 1, which is a standard applicable solely to first-time adopters, and therefore no impacts are expected at a consolidated level for the Company.

•	Interpretation of the International Financial Reporting Standards (IFRIC) 21 Levies, provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, contingent liabilities and contingent assets, and those where the timing and amount of the levy is certain. The interpretation identifies the binding event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. In addition, it provides the following guidance in the recognition of a levy payment liability, where the liability is recognized progressively if the binding event occurs over a period of time, and if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. This interpretation is effective for periods beginning on or after January 1, 2014, with early adoption permitted. The Company has not early adopted this IFRIC. The Company has yet to complete its evaluation of whether this interpretation will have a material impact on its consolidated financial statements.

(3)	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Company and its subsidiaries.

a)	Basis of consolidation

i. Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases (see note 5).

ii. Transactions eliminated in consolidation

Profits and losses of subsidiaries acquired or sold during the year are included in the consolidated statements of profit and loss and other comprehensive income from the acquisition date to the selling date, as the case may be.

Where necessary, subsidiaries’ financial statements are adjusted to align their accounting policies with the Company accounting policies.

Significant consolidated intercompany balances and transactions, and any unrealized gains and losses arising from transactions between consolidated companies have been eliminated in preparing the consolidated financial statements.

iii. Business acquisitions

Business acquisitions are accounted for using the acquisition method. For each business acquisition, non-controlling interest in the acquiree is valued either at fair value or according to the proportionate interest in acquiree’s identifiable net assets.

On a business acquisition, the Company evaluates the assets acquired and the liabilities assumed for proper classification and designation according to the contractual terms, economic circumstances and relevant conditions at the acquisition date.

Goodwill is originally valued at cost, and represents any excess of the transferred consideration over the net assets acquired and liabilities assumed. If after a revaluation, the net amount of identifiable acquired assets and assumed liabilities as of the acquisition date exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company and the fair value of the prior shareholding of the acquirer in the acquired company (if any), the excess is immediately recognized in the consolidated statement of profit and loss and other comprehensive income as a purchase gain at bargain price.

Transaction costs, other than those associated with the issuance of debt or equity securities, that the Company incurs related to a business combination are expensed as incurred.

Certain contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not re-measured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration will be recognized in profit and loss.

b)	Foreign currency

i. Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain and loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for interest and effective payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period.

Non-monetary assets and liabilities denominated in foreign currencies that are valued at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Foreign currency differences arising in translation are recognized in profit and loss.

ii. Translation of foreign operations

Assets and liabilities, including goodwill and fair value adjustments arising on acquisition, of foreign operations whose functional currency differs from the reporting currency, are translated into pesos at exchange rates at the reporting date. Income and expenses are translated to pesos at the average exchange rate of the period of the transactions.

Foreign currency differences are recognized in other comprehensive income, and presented in the foreign currency translation reserve in stockholders’ equity.

Foreign exchange gains and losses arising from an item received from or payable to a foreign transaction, whose settlement is neither planned nor likely in the foreseeable future, are considered part of a net investment in a foreign transaction and are recognized under the “other comprehensive income” account, and presented within stockholders’ equity in the foreign currency translation reserve. For the years ended December 31, 2013, 2012 and 2011 the Company did not enter into such operations.

c)	Financial instruments

i. Non-derivative financial assets

Non-derivative financial assets of the Company include cash and cash equivalents, primary financial instruments (financial assets designated at fair value through profit or loss and financial assets held to maturity), trade receivable and other receivables.

The Company initially recognizes accounts receivable and cash equivalents on the date that they arise. All other financial assets (including assets designated at fair value through profit and loss) are initially recognized on the trading date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which all the risks and rewards of ownership of the financial asset are substantially transferred.

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position solely if the Company has a legal right to offset the amounts and intends either to settle them on a net basis of financial assets and liabilities or otherwise realize the asset and settle the liability simultaneously.

Financial assets valued at fair value through profit and loss

A financial asset is presented at fair value through profit and loss if it is classified as held-for-trading or is designated as such on initial recognition. Financial assets are designated at fair value through profit and loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company´s investment or risk management policy. Costs attributable to the acquisition or issue of such financial assets are recognized in profit and loss as incurred. Financial assets at fair value through profit and loss are measured at fair value, and changes therein are recognized in profit and loss.

Held-to-maturity financial assets

Held-to-maturity financial assets are financial assets that the Company has the intention and ability to hold such debt instruments to maturity. Held-to-maturity financial assets are originally recognized at fair value plus any directly attributable transaction costs. Subsequently to initial recognition, held-to-maturity financial assets are measured at their amortized cost by using the effective interest method, less any impairment losses. Any sale or reclassification of a more than insignificant amount of held-to-maturity financial assets would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Company from classifying investment securities as held-to-maturity for the current and the following two years.

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income or cost over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date, which are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments.

Receivables

Receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, receivables are measured at amortized cost. Receivables comprise trade and other receivables.

ii. Non-derivative financial liabilities

Debt and/or equity instruments are classified as financial liabilities or as equity according to the substance of the contractual agreement and the definitions of liability and equity.

All financial liabilities are initially recognized on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are met, cancelled or expire.

The Company has the following non-derivative financial liabilities: short-term and long-term debt, and trade and other payables.

The aforementioned financial liabilities are originally recognized at fair value, plus costs directly attributable to the transaction. Subsequently, these financial liabilities are measured at amortized cost during their term.

iii. Derivative financial instruments

Derivative financial instruments entered into for fair value hedging or for trading purposes are initially recognized at fair value; any attributable transaction costs are recognized in profit and loss as incurred. Subsequent to the initial recognition, such derivative financial instruments are measured at fair value, and changes in such value are immediately recognized in profit and loss.

Fair value of derivative financial instruments that are traded in recognized financial markets is based on quotes issued by these markets; when a derivative financial instrument is traded in the “over the counter” market, the fair value is determined based on internal models and market inputs accepted in the financial environment.

The Company analyzes if there are embedded derivatives that should be segregated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related. A separate instrument with the same terms as those of the embedded derivative meets the definition of a derivative, and the combined instrument is not measured at fair value through profit and loss. Changes in fair value of the separable embedded derivatives are immediately recognized in profit and loss. At December 31, 2013, 2012 and 2011, the Company has not recognized embedded derivatives.

The Company has derivative financial instruments designated as fair value hedged for its exposure to commodity price risks resulting from its operating activities. Derivative financial instruments that do not meet the requirements for hedge accounting treatment are accounted for as trading derivative financial instruments.

On initial designation of the derivative as a hedging instrument, the Company formally documents the relationship between hedging instruments and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, and the methods that will be used to assess the prospective and retrospective effectiveness of the hedging. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be highly effective in offsetting the changes in the fair value of the respective hedged items during the period for which the hedge is designated and whether the actual results of each hedge are within a range of 80 – 125 percent.

If the hedging instrument no longer meets the criteria for the hedging accounting treatment, expires or is sold, terminated or exercised, or the designation is revoked, then hedging accounting treatment is discontinued prospectively.

iv. Capital stock

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from equity, net of any tax effects.

Stock repurchase

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for repurchase of shares. When treasury shares are sold or are re-issued subsequently, the amount received as well as the resulting surplus or deficit on the transaction is recognized in equity.

d)	Property, plant and equipment

i. Recognition and measurement

Property, plant and equipment, are recorded at acquisition cost less accumulated depreciation, except for land, and any accumulated impairment losses. Land is measured at the acquisition costs les any accumulated impairment losses.

Acquisition cost includes the purchase price, as well as any cost directly attributable to the acquisition of the asset, including all costs to directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

When components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

An item of property, plant and equipment is derecognized at the time of disposal or when no future economic benefits are expected to arise from the continued use of the asset. Gains or losses on the sale of an item of property, plant and equipment are determined by comparing the proceeds from the sale with the carrying amount of property, plant and equipment, and are recognized net under “other income (expenses)” in profit and loss for the year.

ii. Subsequent costs

The replacement cost of an item of property, plant and equipment is capitalized if the future economic benefits associated with the cost are expected to flow to the Company and the related cost is reliably determined. The carrying amount of the replaced item is written off from the accounting records. Maintenance and repair expenses related to property, plant and equipment are expensed as incurred.

iii. Depreciation

During 2013, based on the analysis performed by the Company, a change to the estimate of residual values of certain fixed assets occurred, which resulted in a decrease to depreciation expense of $49,061, recorded in the consolidated statement of profit and loss and other comprehensive income for the year.

Depreciation is calculated on the cost of the asset less its residual value, using the straight line method, based on the estimated useful life of the assets. Depreciation is recognized in profit and loss beginning from the time when the assets are available for use. Land is not depreciated.

Below are the estimated useful lives for 2013, 2012 and 2011:

Average useful Life
Buildings	46
Machinery and Equipment	19
Vehicles	11
Computers	8
Furniture	11

The Company has estimated the following residual values, including the aforementioned change from the Company’s current year analysis, described on note 2 (e) iv:

Residual Value
Buildings	9%
Machinery and Equipment	8%
Vehicles	5%
Computers	0%
Furniture	2%

e)	Goodwill

Goodwill arises as a result of the acquisition of a business over which control is obtained and is measured at cost less cumulative impairment losses; it is subject to annual tests for impairment.

f)	Biological assets

Biological assets are measured at fair value less costs of sale, with any change therein recognized in profit and loss. Costs of sale include all costs that would be necessary to sell the assets, excluding finance costs and income taxes.

The Company’s biological assets consist of growing poultry, poultry in its different production stages, hatching eggs, breeder pigs, and growing pigs.

When fair value cannot be reliably, verifiably and objectively determined, assets are valued at production cost less accumulated depreciation, and any cumulative impairment loss (reduction). Depreciation related to biological assets forms part of the cost of inventories and current biological assets and is ultimately recognized within cost of sales in the statement of profit and loss and other comprehensive income.

Depreciation of poultry and breeder pigs is estimated based on the expected future life of such assets and is calculated on a straight-line basis.

Expected average useful life (weeks)
Poultry in its different production stages	40-47
Breeder pigs	156

Biological assets are classified as current and non-current assets, based on the nature of such assets and their purpose, whether for commercialization or for reproduction and production.

g)	Leased assets

Operating leases entered into by the Company as of December 31, 2013, 2012 and 2011 are not recognized in the Company’s statement of financial position. Operating lease rentals paid by the Company are recognized in profit and loss using the straight-line method over the lease term, even though payments may not be made on the same basis.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets. However, when there is no reasonable certainty that ownership will be obtained at the end of the lease term, assets are depreciated over the shorter of the lease term or their useful lives. As of December 31, 2013, 2013, and 2011 the Company has not entered into any finance lease agreements.

h)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on average cost, and includes expenditure incurred for acquiring inventories, production or transformation costs, and other costs incurred for bringing them to their present location and condition.

Agricultural products derived from biological asses are processed chickens and commercial eggs.

Net realizable value is the estimated selling price in the ordinary course of business, less the costs necessary to make the sale.

Cost of sales represents cost of inventories at the time of sale, increased, if applicable, by reductions in inventory to its net realizable value, if lower than cost, during the year.

The Company records the necessary reductions in the value of its inventories for impairment, obsolescence, slow movement and other factors that may indicate that the use or performance of the items that are part of the inventory may be lower than the carrying value.

i)	Impairment

i. Financial assets

A financial asset that is not recorded at fair value through profit and loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if there is objective evidence of a loss event after the initial recognition of the asset, and that such loss event had a negative impact on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired includes default or delinquency by a debtor, restructuring of an amount due to the Company, evidence that a debtor may go bankrupt, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged reduction in its fair value below its cost is objective evidence of impairment.

The Company considers evidence of impairment for financial assets valued at amortized cost (accounts receivables and held-to-maturity investment securities) both individually and collectively. All individually significant receivables and held-to-maturity investment securities are assessed for specific impairment. Assets that are not individually significant are collectively assessed for impairment by grouping together assets with similar risk characteristics.

In assessing collective impairment, the Company uses historical trends of probabilities of default, timeliness of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are greater or less than those suggested by historical trends.

An impairment loss related to a financial asset valued at amortized cost is calculated as the difference between the carrying amount of the asset and the present value of estimated future cash flows discounted at the effective interest rate. Losses are recognized in profit and loss and reflected in an allowance account against receivables or held-to-maturity investment securities. Interest on impaired assets continues being recognized. When a subsequent event that occurs after impairment has been recognized, it results in the reduction of the loss amount; this reduction is reversed through profit and loss.

ii. Non-financial assets

The carrying amounts of the Company´s non-financial assets, other than inventories, biological assets and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the asset is estimated. Goodwill and indefinite-lived intangible assets are tested annually for impairment on the same dates.

The Company defines the cash generating units and also estimates the periodicity and cash flows that they should generate. Subsequent changes in the group of cash-generating units, or changes in the assumptions that support the cash flow estimates or the discount rate could impact the carrying amounts of the respective asset.

The main assumptions for developing estimates of recoverable amounts requires the Company’s administration to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate its present value. The Company estimates cash flow projections considering current market conditions, determination of future prices of goods and volumes of production and sales. In addition, for the purposes of the discount and perpetuity growth rate, the Company uses indicators of market and expectations of long-term growth in the markets in which the Company operates.

The Company estimates a discount rate before taxes for the purposes of the goodwill impairment test that reflects the risk of the cash-generating units and that enables the calculation of present value of expected future cash flows, as well as to reflect risks that were not included in the cash flow projection assumptions and premises. The discount rate that the Company estimates is based on the waged average cost of capital. In addition, the discount rate estimated by the Company reflects the return that market participants would require if they had made a decision about an equivalent asset, as well as the expected generation of cash flow, time, and risk-and-return profiles.

The Company annually reviews the circumstances which led to an impairment loss arising from cash-generating units to determine whether such circumstances have been changed and that may result in the reversal of previously recognized impairment losses. An impairment loss in respect of goodwill is not reversed. For other long-lived assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment loss had not been recognized.

Impairment losses are recognized in profit and loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of CGUs), and subsequently to reduce the carrying amount of the other long-lived assets within the cash-generating unit (or group of CGUs) on a pro rata basis.

j)	Available-for-sale assets

Assets available for sale mainly consist of foreclosed assets as well as an aircraft included with the acquisition of OK Industries, Inc. (see note 4a). The Company sold this aircraft in 2012.

Immediately before being classified as available-for-sale, assets are valued according to the Company’s accounting policies in accordance to the applicable IFRS. Subsequently, available-for-sale assets are recorded at the lower of the carrying amount and fair value less cost of sale of the assets. Impairment losses on initial classification of available-for-sale assets and subsequent revaluation gains and losses are recognized in profit and loss. Previously recognized gains exceeding any cumulative impairment loss are not recognized.

Foreclosed assets are recorded at the lower of fair value less cost of sale or net carrying amount of the related account receivable.

k)	Other assets

Other long-term assets primarily include prepayments for the purchase of property, plant and equipment, investments in insurance policies and guarantee deposits.

The Company owns life insurance policies of some of the former stockholders of Bachoco USA (foreign subsidiary). The Company records these policies at net cash surrender value (see note 16).

l)	Employee benefits

Benefit plan in Mexican operation

The Company has a retirement plan in which non-union workers in Mexico participate. Pension benefits are determined based on the salary of workers in their last three years of service, the number of years worked at the Company and their age at retirement. This pension plan includes:

i. Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions to a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in profit and loss in the periods during which the related services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that the Company has the right to a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan due more than 12 months after the end of the period in which the employees render the service are discounted at present value.

ii. Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. It is funded by contributions made by the Company and is intended to meet the Company’s labor obligations to employees.

The Company´s net obligations in respect of defined benefit plans is calculated separately for each plan, estimating the amount of the future benefit that the employees have earned in return for their service in the current and prior fiscal years; that benefit is discounted to determine its present value, and is reduced by the fair value of the plan assets. The discount rate is the yield at the end of the reporting period on high quality corporate bonds (or governmental bonds in the instance that a deep market does not exist for high quality corporate bonds) that have maturity dates approximating the terms of the Company´s obligations and that are denominated in the currency in which the benefits are expected to be paid. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are categorized as follows:

•	Service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements)
•	Net interest expense or income
•	Remeasurement

The Company presents the first two components of defined benefit cost in profit or loss. Gains and losses for reduction of service are accounted for as past service costs.

The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

When the benefits of a plan are modified or improved, the portion of the improved benefits related to past services by employees is recognized in profit and loss on the earlier of the following dates: when there is a modification or reduction to the plan, or when the Company recognizes the related restructuring costs or termination benefits.

Remeasurement adjustments, comprising actuarial gains and losses, the effect of changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of consolidated statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

iii. Short-term benefits

Short-term employee benefits are valued on a non-discounted basis and are expensed as the respective services are rendered.

A liability is recognized for the amount expected to be paid under the short-term cash bonus plans or statutory employee profit sharing (PTU for its acronym in Spanish), if the Company has a legal or constructive obligation to pay such amounts as a result of prior services rendered by the employee, and the obligation may be reliably estimated.

iv. Termination benefits from constructive obligation

The Company recognizes, as a defined benefit plan, a constructive obligation from past practices. The liability accrues based on the services rendered by the employee. Payment of this benefit is made in one installment at the time that the employee voluntarily ceases working for the Company.

Benefit plan in foreign subsidiary

The Company maintains a 401(k) defined contribution retirement plan covering all employees meeting certain eligibility requirements. The Company contributes to the plan at the rate of 50% of employee’s contributions up to a maximum of 2% of the individual employee’s compensation.

m) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

When the effect of time value of money is significant, the amount of the provision is the present value of the disbursements expected to be necessary to settle the obligation. The discount rate applied is determined before taxes, and reflects market conditions at the reporting date and takes into account the specific risk of the relevant liability, if any. The unwinding of the present value discount is recognized as a financial cost.

n)	Interests in joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The Company as a joint operator recognizes, in relation to its interest in a joint operation: its assets, including its share of any assets held jointly; its liabilities, including its share of any liabilities incurred jointly; its revenue from the sale of its share of the output arising from the joint operation; its share of the revenue from the sale of the output by the joint operation, and its expenses, including its share of any expenses incurred jointly.

The Company accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses.

The Company has joint operations derived from the broiler agreements for the development of its biological assets. For such operations, the Company accounts for its biological assets, its obligations derived from technical support, as well as the expenses it incurs with respect to the joint operations. The live poultry produced by the joint operation is ultimately used internally by the Company and may be sold by the Company to third parties. As a result, the joint operation itself does not generate any revenues.

o)	Revenues

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the customer, recovery of the consideration relating to the transaction is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, the discount is recognized as a reduction of revenue.

p)	Financial income and costs

Financial income comprises interest income from funds invested, fair value changes on financial assets at fair value through profit or loss and foreign currency exchange gains. Interest income is recognized in profit and loss, using the effective interest method. Dividend income is recognized in profit and loss on the date that the Company´s right to receive the payment is established.

Financial costs comprise interest expense for borrowings, foreign currency exchange losses and fair value changes on financial assets at fair value through profit and loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit and loss using the effective interest method.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the costs of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Exchange gains and losses are reported on a net basis.

q)	Income taxes

Tax expenses comprise current and deferred tax. Current taxes and deferred taxes are recognized in profit and loss provided they do not relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the fiscal year, which can be applied to taxable income from previous years, using tax rates enacted or substantively enacted in each jurisdiction at the reporting date, plus any adjustment to taxes payable with respect to previous years. Current tax payable also includes any tax liability arising from the payment of dividends.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities and the amounts used for tax purposes. Deferred tax is not recognized for:

•	the initial recognition of assets or liabilities in a transaction that is not a business combination and did not affect neither accounting or taxable profit or loss;

•	differences related to investments in subsidiaries to the extent that it is probable that the Company is able to control the reversal date, and the reversion is not expected to take place in the near future.

•	taxable temporary differences arising from the initial recognition of goodwill.

Deferred tax is determined by applying the tax rates that are expected to apply in the period in which the temporary differences will reverse, based on the regulations enacted or substantively enacted at the reporting date.

The measurement of deferred tax assets and liabilities reflect the tax consequences derived from the manner in which the Company expects to recover or settle the carrying amounts of its assets and liabilities.

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that balance for the tax liabilities are adequate for all open tax years based on its assessment of several factors, including the interpretation of the tax law and prior experience.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is not probable that the related tax benefit will be realized.

r)	Earnings per share

The Company presents information on basic and diluted earnings per share (EPS) related to its ordinary shares. Basic EPS is computed by dividing the profit and loss attributable to the holders of the Company’s common shares by the weighted average number of outstanding ordinary shares during the period, adjusted for treasury shares held. Diluted EPS is determined by adjusting the profit and loss attributable to the holders of the ordinary shares and the outstanding weighted average number of ordinary shares, adjusted for treasury shares held, for the potential dilutive effects of all ordinary shares, including convertible instruments and options on shares granted to employees. At December 31, 2013, 2012 and 2011, the Company has no dilutive potential ordinary shares, for which reason basic and diluted EPS is the same.

s)	Segment information

An operating segment is a component of the Company that: i) is engaged in business activities from which revenues and expenses may be obtained and incurred, including revenues and expenses related to transactions with any of the other components of the Company, ii) which results are reviewed periodically by the chief operating decision maker for the purpose of resource allocation and assessment of segment performance, and iii) for which discrete financial information exists.

The Company discloses reportable segments based on operating segments whose revenues exceed 10% of the combined revenues from all segments, whose absolute value of profit or loss exceeds 10% of the combined absolute value of profit or loss from all segments, whose assets exceed 10% of the combined assets from all segments, or that result from the aggregation of two or more operating segments when they have similar economic characteristics and meet the aggregation criteria in IFRS.

t)	Costs and expenses by function

Costs and expenses in the consolidated statements of profit and loss and other comprehensive income were classified by their function. The nature of costs and expenses is presented in Note 22.

u)	Statement of cash flows

The Company presents cash flows from operating activities by using the indirect method, in which the income or loss is adjusted by the effects of items that do not require cash flows, including those related to investing or financing activities.

The Company classifies all interest received from its investments and accounts receivable as investment activities, and all interest paid interest as financing activities.

(4)	Business and asset acquisitions

a)	OK Industries acquisition

On November 1, 2011, the Company acquired 100% percent of the voting stock of OK Industries, Inc. and subsidiaries. OK Industries, Inc. is engaged in breeding, processing and marketing of poultry (chicken) to supplier autoservices networks, fast food networks and others in the United States of America and foreign markets. The aggregate purchase price that was paid in cash amounted $1,269,306 (93.4 million dollars). The acquisition was accounted for as a business combination in accordance with the requirements of IFRS 3 Business Combinations.

On March 2, 2012 Bachoco USA, LLC. was incorporated as a subsidiary of the Company and Bachoco USA, LLC acquired 100% of the shares of OK Industries, Inc.

The consolidated financial statements of the Company as of December 31, 2011 include the consolidated statement of financial position of OK Industries, Inc. and subsidiaries, as of such date, based on the best estimate of the fair value of net asset as of the acquisition date, and its results of operations for the two-month period ended December 31, 2011. The fair values of these assets acquired were determined using the cost and market approaches.

The cost approach, which estimates fair value by determining the current cost of replacing an asset with another of equivalent economic utility, was utilized primarily for plant and equipment. The cost to replace a given asset reflects the estimated reproduction or replacement cost for the asset, less an allowance for loss in value due to depreciation. The market approach, which indicates fair value for a subject asset based on available market pricing for comparable assets, was utilized primarily for property. The market approach calculates fair value based on financial multiples available for similar entities and adjustments for the lack of control or lack of marketability that market participants would consider in determining fair value.

Due to their short-term maturities, the Company believes the carrying amounts of cash equivalents, accounts receivables, other current assets, accounts payable and other current liabilities approximate their fair value at the acquisition date. At the acquisition date, inventories are recorded at their fair value less selling expenses. The investment in insurance policies is recorded at its aggregate net cash surrender value, both of which approximate fair value at the acquisition date.

Identifiable assets acquired and liabilities assumed

A summary of the fair value of the main classes of consideration transferred and the recognized amounts of acquired assumed assets and assumed liabilities at the date of acquisition (November 1, 2011) is included below, as well as measurement period adjustments made to the balance of certain items. Such adjustments arose from additional information obtained during the measurement period and were recognized retroactively at the date of acquisition in accordance with IFRS 3:

	Previously recognized value	Measurement period adjustment	Adjusted balance

Current assets	$1,332,762	-	1,332,762
Property, plant and equipment	1,693,980	(53,531)	1,640,449
Other assets	153,364	-	153,364
Total assets	3,180,106	(53,531)	3,126,575

Current liabilities	(390,001)	-	(390,001)
Deferred income tax	(519,189)	59,511	(459,678)
Non-controlling interest	(7,025)	-	(7,025)
Acquired assets, net	2,263,891	5,980	2,269,871

Consideration paid	1,269,306		1,269,306

Gain on bargain purchase	$994,585		1,000,565

The gain on bargain purchase was generated given that the fair value of the net assets acquired as of the acquisition date exceeded the consideration transferred. The bargain purchase gain stemmed from the fact that former strategies resulted in a high cost structure with limited opportunity to improve profitability for the entity. As a consequence, the fair value of the enterprise as a whole was determined to be less than fair value of the assets that comprise the entity. Thus, a bargain purchase gain was recognized as bargain purchase price in the consolidated statements of profit and loss and other comprehensive income, within other income (expenses), net (see note 30).

Had the acquisition occurred on January 1, 2011, management estimates that consolidated revenues and consolidated profits for the year ended December 31, 2011 would have totaled $34,809,853 and $911,952, respectively.

The consolidated revenue of the acquired business for the year ended on December 31, 2011 is disclosed in note 6b.

Costs related to OK industries acquisition.

During 2011, the Company incurred costs related to the acquisition of OK Industries, Inc. of $11,426 corresponding to external legal fees and due diligence costs. The external legal fees and due diligence costs have been included in other expenses in the Company’s consolidated statement of profit and loss and other comprehensive income for the year ended December 31, 2011 (note 29).

b)	Trosi de Carne, S.A. de C.V. acquisition

On August 20, 2011, Induba Pavos, S.A. de C.V. (subsidiary) acquired certain assets of Trosi de Carne, S.A. de C.V. In accordance with IFRS 3, such net assets qualify as business combination. The net assets acquired are used to the production of high processed products from beef and pork.

Below is a summary of the net assets acquired at their fair value (determined within the measurement period and recorded at the acquisition date in accordance with IFRS 3) and the purchase price paid in cash.

Property, plant and equipment	$98,385
Working capital	24,232
Deferred income tax	(18,170)
Acquired assets, net	104,447
Consideration paid	57,723
Gain on bargain purchase	$46,724

A gain on bargain purchase was recognized in the consolidated statement of profit and loss and other comprehensive income, on the other income (expenses), net (see note 29).

c)	Acquisition of property, plant and equipment of Mercantil Agropecuario Coromuel, S.A. de C.V.

On December 16, 2011, Bachoco, S.A. de C.V. (subsidiary) acquired certain assets from Mercantil Agropecuaria Corumel, S.A. de C.V., entity located in the state of Baja California Sur. The transaction consisted of the acquisition of property, plant and equipment, for an amount of $55,522. The acquisition was intended to increase the brand commercial presence and improve the distribution channels in that region.

d)	Acquisition of Morris Hatchery, Inc.

On July 9, 2013, the Company reached an agreement to acquire assets from the breeding farms of Morris Hatchery Inc., located in Arkansas, United States of America. This acquisition mainly consists of poultry equipment and inventory, and has a capacity of breeding birds that produce hatching eggs. The hatching eggs will ultimately be used internally by the Company, benefitting the United States of America operations given that they did not previously have the capacity of breeding birds that produce hatching eggs. The Company concluded that the transaction represented the acquisition of a business.

Below is a summary of the fair value of the net assets acquired as of the acquisition date in conformity with IFRS 3, as well as the purchase price paid. The amounts are final; accordingly the Company will not take advantage of the use of the measurement period permitted by IFRS 3.

Acquired assets and identifiable assumed liabilities

Previously Recognized Value
Current and non-current biological assets	$77,237
Inventories	3,257
Property, plant and equipment	11,982
Other assets	194
Acquired assets, net	92,670
Cash consideration paid	135,450
Goodwill	$(42,780)

Third party acquisition costs paid by the Company were not material, given that it utilized mostly its own resources in the acquisition. Given that the acquisition was for the benefit of the Company’s own internal operations, it is impracticable to determine the amount of revenues generated by Morris Hatchery since its acquisition.

(5)	Subsidiaries of the Company

Subsidiaries and Company´s shareholding percentage in such subsidiaries as of December 31, 2013 and 2012 are listed below:

Name	Shareholding percentage in subsidiaries
		December 31,
	Country	2013	2012
Bachoco, S.A. de C.V.	México	99.99	99.99
Bachoco USA, LLC. & Sub.	U.S.	100.00	100.00
Campi Alimentos, S.A. de C.V.	México	99.99	99.99
Induba Pavos, S.A. de C.V.	México	99.99	99.99
Bachoco Comercial, S.A. de C.V.	México	99.99	99.99
PEC LAB, S.A. de C.V.	México	64.00	64.00
Aviser, S.A. de C.V.	México	99.99	99.99
Operadora de Servicios de Personal, S.A. de C.V.	México	99.99	99.99
Secba, S.A. de C.V.	México	99.99	99.99
Servicios de Personal Administrativo, S.A. de C.V.	México	99.99	99.99
Sepetec, S. A. de C.V.	México	99.99	99.99

The main subsidiaries of the group and their activities are as follows:

- Bachoco, S.A. de C.V. (BSACV) (includes four subsidiaries which are 51% owned, and over which BSACV has control). BSACV is engaged in breeding, processing and marketing poultry goods (chicken and eggs).

- On March 2, 2012, Bachoco USA, LLC was incorporated in the State of Delaware, United States of America as a wholly owned subsidiary of the Company with 100% of the shareholding. From that date, Bachoco USA, LLC holds the shares of OK Industries, Inc. and, therefore, of the operations of the Company in the United States of America. OK Industries, Inc. (acquired in November 2011) comprises five controlled subsidiaries. OK Industries, Inc. owns 100% of the shares of four of these subsidiaries, and 85% of the shares of the remaining subsidiary as a result of a dissolution of shares in 2012. Their primary activity includes the production of chicken products mostly marketed in the United States of America and, to a lesser extent, in other foreign markets.

- Campi Alimentos, S.A. de C.V., is engaged in producing and marketing balanced animal feed, mainly for selling to third parties.

- The main activity of Bachoco Comercial, S.A. de C.V. and Induba Pavos, S.A. de C.V. is the distribution of chicken, turkey and beef value-added products.

- On January 4, 2012 PEC LAB, S.A. de C.V. was constituted. As of such date PEC LAB, S.A. de C.V. is the holding of the shares of Pecuarius Laboratorios, S.A. de C.V., previously owned by the Company and other shareholders. Its main activity consists of the production and distribution of medicines and vaccines for animal consumption.

- Aviser, S.A. de C.V., Operadora de Servicios de Personal, S.A. de C.V., Secba, S.A. de C.V., Servicios de Personal Administrativo, S.A. de C.V. and Sepetec, S.A de C.V. are engaged in providing administrative and operating services rendered to their related parties.

None of the Company’s contracts or loan agreements restrict the net assets of the Company’s subsidiaries.

(6)	Operating segments

Reportable segments have been determined based on a line of product approach. Intersegment transactions have been eliminated. The poultry segment consists of chicken and egg operations. The information included in the “Others” segment corresponds to pigs, balanced feed for animal consumption and other insignificant by-products.

Inter-segment pricing is determined on an arm’s length basis. The accounting policies of operating segments are as those described in note 3 s).

Below is the information related to each reportable segment. Performance is measured based on each segment’s income before taxes, in the same manner as it is included in management reports that are reviewed by the Company’s General Director. Each segment’s profits are used in measuring performance as management believes such information is the most appropriate for assessing the results of certain segments.

a)	Operating segment information

	Year ended December 31, 2013
	Poultry	Others	Total
Net revenues	$35,943,862	3,766,864	39,710,726
Cost of sales	29,847,653	3,328,946	33,176,599
Gross profit	6,096,209	437,918	6,534,127
Income before taxes	3,164,288	227,956	3,392,244
Income taxes	1,252,784	97,655	1,350,439
Net income attributable to controlling interest	1,890,572	147,850	2,038,422
Property, plant and equipment, net	10,425,139	1,227,310	11,652,449
Goodwill	256,244	88,015	344,259
Total assets	25,725,596	3,055,995	28,781,591
Total liabilities	(7,759,814)	(870,631)	(8,630,445)
Purchases of property, plant and equipment, net	514,466	60,945	575,411
Depreciation and amortization	(731,797)	(84,876)	(816,673)

	Year ended December 31, 2012
	Poultry	Others	Total
Net revenues	$35,797,169	3,570,262	39,367,431
Cost of sales	30,210,843	3,107,364	33,318,207
Gross profit	5,586,326	462,898	6,049,224
Income before taxes	2,580,005	213,786	2,793,791
Income taxes	486,251	115,769	602,020
Net income attributable to controlling interest	1,939,733	244,834	2,184,567
Property, plant and equipment, net	10,363,200	1,586,316	11,949,516
Goodwill	212,833	88,015	300,848
Total assets	25,224,900	2,815,284	28,040,184
Total liabilities	(8,093,729)	(857,766)	(8,951,495)
Purchases of property, plant and equipment, net	942,351	9,409	951,760
Depreciation and amortization	(752,492)	(85,315)	(837,807)

	Year ended December 31, 2011
	Poultry	Others	Total
Net revenues	$24,697,212	3,037,778	27,734,990
Cost of sales	22,058,417	2,738,620	24,797,037
Gross profit	2,638,795	299,158	2,937,953
Income before taxes	1,024,662	116,165	1,140,827
Income taxes	(20,135)	(18,481)	(38,616)
Net income attributable to controlling interest	1,093,861	83,485	1,177,346
Property, plant and equipment, net	11,652,108	460,837	12,112,945
Goodwill	212,833	88,015	300,848
Total assets	23,335,598	1,381,722	24,717,320
Total liabilities	(6,779,658)	(557,834)	(7,337,492)
Purchases of property, plant and equipment, net	662,009	45,524	707,533
Depreciation and amortization	(722,286)	(23,551)	(745,837)

b)	Geographical information

When submitting information by geographic area, revenue is classified based on the geographic location where the Company’s customers are located. Segment assets are classified in accordance with their geographic location. Geographical information for the Others segment is not included below as it is all generated domestically in Mexico.

	Year ended December 31, 2013
	Domestic poultry	Foreign poultry	Total
Net revenues	$27,426,465	8,517,397	35,943,862
Non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts
Non-current biological assets	840,622	269,314	1,109,936
Property, plant and equipment, net	8,936,020	1,489,119	10,425,139
Goodwill 212,833 43,411 256,244	212,833	43,411	256,244

	Year ended December 31, 2012
	Domestic poultry	Foreign poultry	Total
Net revenues	$27,625,702	8,171,467	35,797,169
Non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts
Non-current biological assets	942,781	163,339	1,106,120
Property, plant and equipment, net	8,863,652	1,499,548	10,363,200
Goodwill	212,833	-	212,833

	Year ended December 31, 2011
	Domestic poultry	Foreign poultry (two-months operations)	Total
Net revenues	$23,318,433	1,378,779	24,697,212
Non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts
Non-current biological assets	877,059	152,583	1,029,642
Property, plant and equipment, net	10,011,659	1,640,449	11,652,108
Goodwill	212,833	-	212,833

c)	Major Customers

In Mexico, the Company’s products are traded among a large number of customers, without significant concentration with any specific customer. Therefore, in 2013, 2012 and 2011, no customer represented over 10% of the Company’s total revenues.

The Company has transactions with Ozark Mountain Poultry, Inc. representing 14%, 12% and 4% of total sales outside of Mexico during the years ended December 31, 2013, 2012 and 2011, respectively.

(7)	Cash and cash equivalents

The consolidated balances of cash and cash equivalents as of December 31, 2013 and 2012 are as follows:

	December 31
	2013	2012
Cash and banks	$594,183	1,592,555
Investments with maturities less than three months	6,121,330	2,586,471
Cash and cash equivalents	6,715,513	4,179,026

Restricted cash	1,381	515
Total cash and cash equivalents and restricted cash	$6,716,894	4,179,541

Restricted cash corresponds to the minimum margin required by the intermediary related to the Company’s derivative financial instruments, in order to meet future commitments that may stem from adverse market movements affecting prices on the open positions as of December 31, 2013 and 2012.

Investments with maturities less than three months include cash of $29,858 and $38,431, related to high-liquidity investments for 2013 and 2012, respectively (see Note 8).

(8)	Financial instruments and risk management

The Company is exposed to market risks, liquidity risks and credit risks for the use of financial instruments, for which reason it exercises its risk management.

This note presents information on the Company’s exposure to each one of the aforementioned risks, the Company’s objectives, policies and processes for the measurement and management of financial risks.

Risk management framework

The philosophy adopted by the Company seeks to minimize risks and, therefore maximize business stability, focusing decisions on creating an optimum combination of products and assets that produce a risk – return ratio more in agreement with the risk profile of its stockholders.

In order to establish a clear and optimum organizational structure with respect to risk management, a Risk Committee has been established which is the specialized body in charge of defining, proposing, approving and implementing the objectives, policies, procedures, methodologies and strategies, as well as the determination of the maximum limits of exposure to risk and contingency plans.

Management by type or risk

a)	Categories of financial assets and liabilities

The Company’s financial assets and liabilities are shown below:

	December 31,
	2013	2012
Financial assets
Cash and cash equivalents	$6,716,894	4,179,541
Investments designated at fair value through profit and loss	972,641	923,010
Investments held to maturity	31,465	38,958
Accounts receivable	1,635,338	1,741,639
Financial assets for trading purposes	-	2,701
Financial liabilities
Measured at fair value through profit and loss	(557,592)	(1,197,056)
Measured at amortized cost	(1,510,210)	(1,526,602)
Trade payables and sundry creditors	$(2,970,090)	(3,094,632)

b)	Credit risk

Credit risk is defined as the potential loss of a portfolio of an amount owed to the Company due to lack of payment from a debtor, or for breach by a counterparty with which derivative financial instruments and primary financial instruments transactions are conducted.

The risk management process contemplates the use of derivative financial instruments and primary financial instruments, which are exposed to a market risk, but are also to counterparty risk.

Measurement and monitoring of counterparty risk

The Company, in terms of valuation and monitoring of derivative financial instruments and primary financial instruments, measures its counterparty risk by identifying the Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA).

For investments in primary financial instruments in national currency, the financial instruments valuation models used by price suppliers incorporate market movements and credit quality of issuers, thereby implicitly including the counterparty risk of the transaction in the fair value determination; therefore, the position in primary financial instruments includes the counterparty risk and no other study and/or related study is carried out. The price of the instruments obtained from the price supplier is mid prices, which is the mid-price between the buying price and the selling price. As of December 31, 2013 and 2012, the balance of held to maturity investments is $31,465 and $38,958, respectively.

Investments in primary financial instruments in foreign currency not listed in Mexico are valued at prices contained in the broker's statements of account. The Company validates these market prices with Bloomberg, which incorporate market movements and the credit quality of issuers; thereby implicitly including the counterparty risk of the transaction and no related adjustment is carried out. The prices obtained from Bloomberg are mid prices.

For derivative financial instruments traded in over the counter markets, CVA and/or DVA is calculated in Bloomberg for risk monitoring purposes, but it is not reflected in the Company's books as part of the derivative instruments fair value. As of December 31, 2013 and 2012, the credit risk not reflected in derivative financial instruments is not considered material.

Trade accounts receivable and other accounts receivable measurement and monitoring

It is the policy of the Company to establish an allowance for doubtful accounts to cover the balances of accounts receivable that are not likely to be recovered. To set the required allowance, the Company considers historical losses, assesses current market conditions, as well as customers' financial conditions, accounts receivable in litigation, price differences, portfolio aging and current payment patterns.

The impairment assessment of accounts receivable is performed on a collective basis, as there are no accounts with significant balances, and in the short-term. The Company's products are marketed to a large number of customers without any significant concentration with a specific customer. As part of the objective evidence that an account receivable portfolio is impaired, the Company considers past experiences with respect to collection, increases in the number of overdue payments in the portfolio exceeding the average loan period, as well as observable changes in national and local economic conditions that correlate to defaults.

The Company has a credit policy under which each new customer is analyzed individually in terms of its creditworthiness before offering it payment terms and conditions. The Company's review includes internal and external assessments, and in some cases, bank references and a search in the Public Registry of Properties. Purchase limits that represent the maximum open amount are set for each customer. Customers that do not meet the Company's credit references can solely conduct transactions in cash or through advance payments.

The allowance for doubtful accounts includes trade accounts receivable that are impaired, which amount to $86,564 and $58,910 as of December 31, 2013 and 2012, respectively. The reconciliation of movements the allowance for doubtful accounts, and the analysis of past-due accounts receivable but not impaired, are presented in note 9.

The Company receives guarantees on credit lines granted to its clients, which consist of real and personal property, such as land, buildings, houses, vehicles, credit cards, cash deposits and others. As of December 31, 2013 and 2012, the guarantees fair value, determined through an appraisal at the time the loan is granted, is $497,490 and $517,269 respectively.

The fair value of trade accounts receivable is similar to the carrying amount, as the terms granted under credit lines are of a short nature and do not include significant financial components.

Investments

The Company limits its exposure to credit risk with respect to derivative and primary financial instruments by investing solely in liquid securities and solely with counterparties that have a credit rating scale or investing grade. Management constantly monitors credit ratings, and as it invests solely in securities with high credit ratings, it is not expected that any counterparty fails to fulfill its obligations.

Investments in debt and equity instruments with a credit rating less than those referred to in the preceding paragraph are authorized by the Risk Committee and the Board of Directors.

Financial guarantees granted

It is the Company’s policy to grant financial guarantees solely to 100% owned subsidiary companies.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure, which as of the reporting date is as follows:

	December 31,
	2013	2012
Investments held to maturity	$31,465	38,958
Cash and cash equivalents	6,716,894	4,179,541
Investments designated at fair value through profit and loss	972,641	923,010
Interest-rate derivative financial instruments for trading purposes	-	152
Derivative financial instruments on commodities for trading purposes	-	2,549
Accounts receivable net of guarantees received	1,120,529	1,212,141
	$8,841,529	6,356,351

Investments designated at fair value through profit and loss include $29,858 and $38,431 in highly liquid of investments for 2013 and 2012, respectively.

c)	Liquidity risk

Liquidity risk is defined as the potential loss stemming from the impossibility to renew liabilities or enter into other liabilities under normal terms, the early or forced sale of assets or the need to grant unusual discounts in order to meet obligations, or by the fact that a position cannot be disposed of, acquired or covered promptly through the establishment of an equivalent contrary position.

Liquidity risk management process considers the management of the assets and liabilities included in the consolidated statements of financial position (Assets Liabilities Management - ALM) in order to anticipate funding difficulties because of extreme events.

Monitoring

The Company’s areas of risk management and financial planning measure, monitor and report to the Risk Committee liquidity risks associated with the ALM and prepare limits for the authorization, implementation and operation thereof, as well as contingent action measures in case of liquidity requirements.

Liquidity risk caused by differences between current and projected cash flows at different dates are measured and monitored, considering all asset and liability positions of the Company denominated in local and foreign currency. Similarly, funding diversification and sources to which the Company has access are evaluated.

The Company quantifies the potential loss arising from early or forced sale of assets or sale at unusual discounts to meet its obligations in a timely manner, as well as by the fact that a position cannot be disposed of, acquired or covered timely through the establishment of a contrary equivalent position.

Liquidity risk monitoring considers a liquidity gap analysis, scenarios for lack of liquidity and use of alternative sources of financing.

Below are the contractual maturities of the financial liabilities, including estimated interest payments. As of the date of the consolidated financial statements, there are no financial instruments which have been offset or recognized positions that are subject to offsetting rights.

Maturity table

	December 31, 2013
	Less than 1 year	1 to 3 years	3 to 5 years
Trade payables and sundry creditors	$2,970,090	-	-
Variable-rate maturities
In U.S. dollars	392,700	-	-
In Mexican pesos	164,892	10,210	1,500,000
Interest	89,554	179,108	48,704
Total financial liabilities	$3,617,236	189,318	1,548,704

As of December 31, 2012 (pesos and dollars)	Carrying amount	Current contractual cash flows	Non-current contractual cash flows
Financial liabilities
Financial debt (pesos)	$580,158	437,996	142,162
Financial debt (payable in dollars)	643,500	643,500	-
Debt securities	1,500,000	-	1,500,000
Derivative financial instruments on commodities at fair value through profit or loss	1,332	1,332	-
Trade payable and other accounts payable	3,445,245	3,445,245	-
	$6,170,236	4,528,075	1,642,161

The Company, at a minimum on a monthly basis, evaluates and advises the Board of Directors on the Company's liquidity. As of December 31, 2013, the Company has evaluated that it has sufficient resources to meet its obligations in the short and long term; therefore, it does not consider having liquidity gaps in the future and it will not be necessary to sell assets to pay its debts at unusual discounts or at out-of-market prices.

d)	Market risk

Market risk is defined as the potential loss of a portfolio of derivative financial instruments and primary financial instruments held for trading purposes, for changes in risk factors that affect the valuation of short or long positions. In this sense, the uncertainty of future losses resulting from changes in market conditions (interest rates, foreign currency, prices of commodities, etc.), which directly affects movements in the price of both assets and liabilities, is detected.

The Company measures, monitors and reports all financial instruments subject to market risk, using sensitivity measurement models to show the potential loss associated with movements in risk variables, according to different scenarios on rates, prices and types of change during the period.

Monitoring

Sensitivity analyses are prepared at least monthly and are compared with the limits established. Any excess identified is reported to the Risk Committee.

Stress tests

At least monthly, the Company conducts stress tests calculating the value of the portfolios and considering changes in risk factors observed in historical dates of financial stress.

i. Commodities price risk

The Company seeks to protect itself against variations in the agreed-upon price of primary commodities used in its operations, making use of derivative financial instruments that are designated as either accounting hedges or economic hedges.

With respect to risks related to commodities designated in a formal hedging relationship, the Company seeks protection against downward variations in the agreed-upon price of corn and/or sorghum with the producer, which may represent an opportunity cost as there are lower prices in the current market upon receiving the inventory, and to hedge the risk of a decline in prices between the receipt date and that of inventory consumption.

Purchases of corn and/or sorghum are formalized through an agreement denominated "Forward buy-sell agreement", which has the following characteristics:

•	Transaction date
•	Number of agreed-upon tons
•	Harvest, state and agricultural cycle from which the harvest comes

•	Price of product per ton, plus quality award or penalty

Agricultural agreements that result in firm commitments are linked to two corn and/or sorghum agricultural cycles, and in contracting purchases: both contracting cycles and dates are itemized as follows:

•	Fall-winter Cycle - The registration window period is at the discretion of the Agency of Services for Distribution and Development of Agricultural Markets (ASERCA, for its Spanish acronym), which is usually between December and March, while the fall-winter cycle harvest period takes place during May, June and July. However, corn and/or harvest could lengthen up to one month or several months, depending on the weather conditions, such as drought and frost.

•	Spring-summer Cycle - The registration window period is at the discretion of ASERCA; the spring-summer cycle usually takes place during the July and August and the harvest depends on each State and is very variable.

The Company carries out prospective effectiveness tests at the beginning of each hedge and, at least on a quarterly basis, retrospective effectiveness tests. The hedges are and will be highly effective since they are between the 80%-125% range.

As of December 31, 2013, the Company has effective hedging positions of corn long puts with ASERCA, maturing in March, July, September and December 2014. The gain on valuation of these instruments is $120,560, recorded within cost of sales. At December 31, 2012, there were no open positions of long put hedge options with ASERCA.

The Company maintains a contractual agreement with ASERCA in which the Company will pay 55% of the option premium and ASERCA will pay the remaining 45%. In case the option is In the Money (Strike>Forward), the Company will recover the 55% portion paid and an additional 22.5% which is equivalent to 50% of the portion paid by ASERCA. Due to its nature and according to the established by IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, the portion paid by ASERCA must be recognized as an income over the term of the instrument in order to match it against the costs it is intended to offset, on a systematic basis. The effect of such benefit as of December 31, 2013 and 2012 is $14,819 and $0, respectively.

With respect to the risk in commodities that are not designated in a formal hedging relationship and to which the Company is exposed, sensitivity tests on corn and sorghum futures agreements are entered into, considering different (bullish and bearish) scenarios. These results can be seen in paragraph g) of this note.

ii. Chicken price risk

The Company is exposed to financial risks mainly related to changes in the chicken price. The Company does not contemplate a significant drop in chicken price in the future; therefore, it has not entered into any derivative financial instrument or other agreement for managing the risk related to a decrease in chicken price.

The Company reviews chicken prices frequently in order to evaluate the need of having a financial instrument to manage the risk.

iii. Exchange risk

The Company is exposed to fluctuations in the exchange rate mainly on MXP/dollars parity in the Company's assets and liabilities, such as: primary financial instruments (investments), derivative financial instruments hedging commodities, which are denominated in a currency other than the Company's functional currency. In this regard, the Company has implemented a sensitivity analysis to measure the effects that currency risk may have over the assets and liabilities described.

The Company protects itself through economic hedging with derivative financial instruments, a percentage of its estimated exposure to exchange rate variations in relation to sales and purchases projected during the year and in the months needed. Maturities of all instruments referred to as hedges for foreign exchange risk are less than one year from the contracting date.

As of December 31, 2013 and 2012, the Company does not have derivative financial instrument positions to hedge exchange rate risks.

iv. Foreign currency position

The Company has financial instrument assets and liabilities denominated in foreign currency on which there is an exposure to currency risk.

Below is the foreign currency position that the Company has as of December 31, 2013 and 2012.

	December 31,
	2013		2012
	Dollars	MXP	Dollars	MXP
Assets
Cash and cash equivalents	39,843	521,546	28,198	362,905
Primary financial instruments	29,284	383,333	29,529	380,036
Accounts receivable	38,810	508,017	36,771	473,245
Other accounts receivable	12,170	159,305	11,696	150,529
Prepaid expenses	62,564	818,967	39,051	502,585
Total assets	182,671	2,391,168	145,245	1,869,300
Liabilities
Trade accounts payable	(142,124)	(1,860,405)	(133,325)	(1,715,893)
Other accounts payable	(17,156)	(224,568)	(14,846)	(191,071)
Financial debt	(30,000)	(392,700)	(50,000)	(643,500)
Total Liabilities	(189,280)	(2,477,673)	(198,171)	(2,550,464)
Net liability position	(6,608)	(86,505)	(52,926)	(681,164)

The following is a detail of exchange rates effective during the fiscal year:

	Average exchange rate		Spot exchange rate at
	for the year ended December 31,		December 31,
	2013	2012	2013	2012
Dollars	$12.76	13.16	13.09	12.87

The exchange rate at April 28, 2014 is $13.13.

The Company carries out a sensitivity analysis related to the effect that the movement in the exchange rates may have on its financial information. These results are shown in paragraph g) of this note. These analyses represent the scenarios that Management considers reasonably possible that would have occurred at the end of the fiscal year.

v. Interest rate risk

The Company is exposed to fluctuations in rates for primary financial instruments, such as investments, bank loans and debt securities. This risk is managed through derivative financial instruments such as interest rate swaps or others, taking into account market conditions and the criterion of its Risk Committee and Board of Directors.

Interest rate fluctuations impacted mainly bank loans by changing either their fair value (fixed rate debt) or its future cash flows (variable rate debt). Management does not have a formal policy to determine how much of the Company's exposure should be at fixed or variable rate. However, at the time of obtaining new loans, Management uses its judgment to decide whether it considers that a fixed or variable rate would be more favorable during the period foreseen to maturity.

As a follow-up to this risk, the Company performs, at least monthly, sensitivity tests to measure the effect of the change in interest rates in the instruments described in the preceding paragraph, which are listed in subsection g) of this note.

e)	Financial instruments at fair value

The amounts of accounts payable, accounts receivable and short-term debt approximate their fair value because of their nature and short-term maturities.

The following table details the fair value of financial instruments at amortized cost included in the consolidated statement of financial position:

Liabilities recorded at amortized cost	Carrying amount	Fair value	Carrying amount	Fair value
	2013		2012
Debt securities	$1,500,000	1,519,065	1,500,000	1,507,562

f)	Fair value hierarchy

The following table presents financial assets and financial liabilities measured at fair value and those that are not measured at fair value, but whose fair value disclosure is required, in accordance with its category within the fair value hierarchy.

Measurements of financial assets and liabilities in Level 2 of the fair value hierarchy have been determined in accordance with a market approach for identical instruments.

	Level 1	Level 2	Level 3	Total
As of December 31, 2013
Investments in primary instruments at fair value though profit and loss	$253,125	719,516	-	972,641
Current and non-current biological assets	2,530,110	-	-	2,530,110
Debt securities (measured at amortized cost)	-	(1,519,065)	-	(1,519,065)
Derivative financial instruments on commodities	-	11,735	-	11,735
	$2,783,235	(787,814)	-	1,995,421

	Level 1	Level 2	Level 3	Total
As of December 31, 2012
Investments in primary instruments at fair value through profit and loss	$-	923,010	-	923,010
Current and non-current biological assets	2,603,084	-	-	2,603,084
Interest rate derivative financial instruments	-	152	-	152
Debt securities (measured at amortized cost)	-	(1,507,562)	-	(1,507,562)
Derivative financial instruments on commodities at fair value through profit and loss	2,549	(1,332)	-	1,217
	$2,605,633	(585,732)	-	2,019,901

g)	Quantitative sensitivity measurements

Following are sensitivity analyses for the more significant risks to which the Company is exposed as of December 31, 2013. These analyses represent the scenarios that Management considers reasonably possible that could have occurred at the end of fiscal year 2013.

i. Derivative Financial Instruments (DFIs)

As of December 31, 2013, the Company's derivative financial instruments were comprised of instruments to hedge commodity risk only. At year-end levels, the level of exposure of the existing instruments is a loss of $372.

If at the end of the fiscal year 2013, the bullish price of corn and of short ton of soybean increased 7.5%, the amount of loss related to the Company’s derivative financial instruments would increase to $1,630, affecting the profit and loss of the period to a greater loss on derivative financial instruments. If on the other hand, the aforementioned prices decreased 7.5%, then the effect would be the opposite; i.e., the Company would have experienced a benefit in the profit and loss of the period of $666.

ii. Interest rate risk

As of December 31, 2013, the total position of primary financial instruments by financial debt and debt securities demonstrates a level of annual exposure to losses of $7,113.

If, as of the 2013 closing date, variable rates to which the Company is exposed had been higher by 25 basis points, the amount of interest paid would increase to $4,896 affecting the income of the year. If on the other hand, these rates decreased by 25 basis points, then the effect would be the opposite; i.e., a benefit in the income of the year of $4,896.

iii. Exchange risk

As of December 31, 2013, the Company's net monetary liability position in foreign currency was $86,505.

If, as of the 2013 closing date, the exchange rate increased $0.50 cents, the gain (loss) from foreign currency position would decrease by $2,341, affecting the Company’s profit and loss and stockholders’ equity with a loss from foreign currency exchange effects. If, on the other hand, the exchange rate increased by $0.50, then the effect would be the opposite; that is, an increase in profit and loss and stockholders’ equity of $2,341 for a financial position gain.

(9)	Accounts receivable, net

As of December 31, 2013 and 2012, accounts receivable are as follows:

	December 31,
	2013	2012

Trade receivables	$1,704,583	1,788,320
Allowance for doubtful accounts	(69,245)	(46,681)
Creditable value-added tax and other recoverable taxes	592,464	478,999
	$2,227,802	2,220,638

Past-due but not impaired portfolio

Below is a classification of trade accounts receivable according to their aging as of the reporting date, excluding receivables that are in a legal process:

	December 31,
	2013	2012
Current	$1,470,294	1,502,596
Overdue 0 to 60 days	120,258	208,704
Overdue over 60 days	27,467	18,110
	$1,618,019	1,729,410

As of December 31, 2013 and 2012 the Company has receivables in a legal process (receivables for which legal counsel is seeking recoverability) of $86,564 and $58,910, respectively.

The Company believes that non-impaired amounts that are overdue by more than 60 days can still be collected, based on the historical behavior of payments and analysis of credit ratings of customers.

Reconciliation of movements in allowance for doubtful accounts

	2013	2012
Balance as of January 1	$(46,681)	(38,537)
Increase in allowance	(29,980)	(13,501)
Amounts written off during the year	7,416	5,357
Balance as of December 31,	$(69,245)	(46,681)

To determine the recoverability of an account receivable, the Company considers any change in the credit quality of the account receivable from the date of authorization of the credit line to the end of the reference period. In addition, the Company estimates that the credit risk concentration is limited as the customer base is very large and there are no related party receivables or receivables from entities under common control.

(10)	Inventories

As of December 31, 2013 and 2012, and January 1, 2012, inventories are as follows:

	December 31,		January 1,
	2013	2012	2012

Raw materials and by-products	$1,100,971	$2,751,718	$1,883,163
Medicine, materials and spare parts	633,829	640,953	487,178
Finished feed	209,082	292,056	83,601
Processed chicken (net of value allowance of $30,203 as at January 1, 2012)	689,102	784,329	717,572
Commercial eggs	43,213	67,533	33,217
Beef	23,013	17,090	13,658
Turkey	25,090	37,812	12,598
Processed products	13,922	7,864	-
Total	$2,738,222	$4,599,355	$3,230,987

Inventory consumption for the years ended December 31, 2013, 2012 and 2011 was $26,041,102, $26,452,636 and $18,033,819 respectively.

(11)	Biological assets

As of December 31, 2013 and 2012, and January 1, 2012, biological assets are as follows:

	Current biological assets	Non-current biological assets	Total
Balance as at January 1, 2013	$1,496,964	1,106,120	2,603,084
Increase due to purchases	227,864	328,059	555,923
Sales	-	(178,543)	(178,543)
Net increase due to births	283,175	1,242,535	1,525,710
Production cost	24,683,964	1,073,261	25,757,225
Depreciation	-	(1,221,754)	(1,221,754)
Transfers to inventories	(25,270,795)	(1,242,535)	(26,513,330)
Other	(998)	2,793	1,795
Balance as at December 31, 2013	$1,420,174	1,109,936	2,530,110

	Current biological assets	Non-current biological assets	Total
Balance as at January 1, 2012	$1,548,722	1,029,642	2,578,364
Increase due to purchases	38,123	207,230	245,353
Sales	(7,166)	(325,116)	(332,282)
Increase due to births	257,261	1,222,906	1,480,167
Production cost	25,407,628	1,067,717	26,475,345
Depreciation	-	(861,339)	(861,339)
Transfers to inventories	(25,735,178)	(1,222,906)	(26,958,084)
Other	(12,426)	(12,014)	(24,440)
Balance as at December 31, 2012	$1,496,964	1,106,120	2,603,084

The balance of current biological assets is comprised of hatching eggs, growing pigs and growing poultry; while noncurrent biological assets are comprised of breeder poultry in its different stages of production and breeder pigs.

The change fair value of biological resulted in a decrease of $7,857 in 2013, an increase of $11,010 in 2012 and a decrease of $12,984 in 2011.

The Company is exposed to different risks relating to its biological assets:

•	Future excesses in the offer of poultry products and a decline in the demand growth of the chicken industry may negatively affect the Company’s results.

•	Increases in raw material prices and price volatility may negatively affect the Company’s margins and results.

•	In addition, in the case of the Company’s operations in the United States of America, the cost of corn and grain may be affected by an increase in the demand for ethanol, which may reduce the market’s available corn inventory.

•	Operations in Mexico and the United States of America are based on animal breeding and meat processing, which are subject to sanitary risks and natural disasters.

•	Hurricanes and other adverse climate conditions may result in additional inventory losses and damage to the Company’s facilities and equipment.

(12)	Prepaid expenses and other current assets

As of December 31, 2013 and 2012, prepaid expenses and other current assets are as follows:

	December 31,
	2013	2012

Advances to suppliers of inventories	$801,390	505,667
Prepaid expenses of services	184,001	240,706
Other receivables	112,207	79,999
Prepaid expenses of insurance and bonds	58,764	42,506
Total	$1,156,362	868,878

(13)	Assets available for sale

As of December 31, 2013 and 2012, assets available for sale are as follows:

	December 31,
	2013	2012

Buildings	$18,242	18,502
Land	28,168	30,361
Other	2,643	2,644
Total	$49,053	51,507

(14)	Property, plant and equipment

As of December 31, 2013 and 2012, property, plant and equipment are comprised as follows.

Cost	Balance as at January 1, 2013	Additions	Disposals	Currency translation effect	Balance as at December 31, 2013
Land	$1,056,145	770	(59)	326	1,057,182
Buildings and construction	9,397,122	153,685	(19,482)	17,521	9,548,846
Machinery and equipment	9,081,660	462,988	(25,267)	5,114	9,524,495
Transportation equipment	1,170,321	167,324	(133,483)	164	1,204,326
Computer equipment	138,172	3,151	(130)	59	141,252
Furniture	145,669	5,778	(1,760)	54	149,741
Leasehold improvements	38,841	-	(11,989)	-	26,852
Construction in progress	562,750	(206,303)	-	-	356,447
Total	$21,590,680	587,393	(192,170)	23,238	22,009,141

Accumulated depreciation	Balance as at January 1 2013	Depreciation for the year	Disposals	Currency translation effect	Balance as at December 31, 2013
Buildings and construction	$(4,420,885)	(199,952)	15,844	(2,278)	(4,607,271)
Machinery and equipment	(4,223,450)	(515,833)	15,088	(768)	(4,724,963)
Transportation equipment	(773,826)	(86,936)	71,640	(32)	(789,154)
Computer equipment	(121,753)	(5,232)	130	(42)	(126,897)
Furniture	(101,250)	(8,720)	1,570	(7)	(108,407)
Total	$(9,641,164)	(816,673)	104,272	(3,127)	(10,356,692)

Cost	Balance as at January 1, 2012	Additions	Disposals	Currency translation effect	Balance as at December 31, 2012
Land	$1,034,339	25,722	-	(3,916)	1,056,145
Buildings and construction	9,362,824	103,998	(1,727)	(67,973)	9,397,122
Machinery and equipment	8,807,400	415,116	(84,521)	(56,335)	9,081,660
Transportation equipment	1,264,590	66,565	(159,845)	(989)	1,170,321
Computer equipment	132,732	6,226	(67)	(719)	138,172
Furniture	134,789	12,023	(607)	(536)	145,669
Leasehold improvements	27,856	10,985	-	-	38,841
Construction in progress	251,625	311,125	-	-	562,750
Total	$21,016,155	951,760	(246,767)	(130,468)	21,590,680

Accumulated depreciation	Balance as at January 1, 2012	Depreciation for the year	Disposals	Balance as at December 31, 2012
Buildings and construction	$(4,176,884)	(256,796)	12,795	(4,420,885)
Machinery and equipment	(3,773,081)	(469,250)	18,881	(4,223,450)
Transportation equipment	(747,689)	(93,734)	67,597	(773,826)
Computer equipment	(112,452)	(9,430)	129	(121,753)
Furniture	(93,104)	(8,602)	456	(101,250)
Total	$(8,903,210)	(837,807)	99,858	(9,641,164)

Carrying amounts, net	Balance as at December 31, 2013	Balance at December 31, 2012
Land	$1,057,182	1,056,145
Buildings and construction	4,941,575	4,976,237
Machinery and equipment	4,799,532	4,858,210
Transportation equipment	415,172	396,495
Computer equipment	14,355	16,419
Furniture	41,334	44,419
Leasehold improvements	26,852	38,841
Construction in progress	356,447	562,750
Total	$11,652,449	11,949,516

Depreciation expense during the fiscal years ended December 31, 2013, 2012 and 2011 was $816,673, $837,807 and $745,837, respectively, which were charged to cost of sales and operating expenses.

(15)	Goodwill

	2013	2012

Balances at beginning of the year	$300,848	300,848
Business combination additional amounts recognized during the year (Note 4)	42,780	-
Effect of difference in foreign currency exchange rate	631	-
Balances at end of year	$344,259	300,848

The recoverable amount of the cash-generating unit is determined based on a calculation of its value in use, which uses projections of the estimated cash flows based on financial budgets approved by the administration, prevailing for a determined projection period, which are discounted using an annual discount rate.

Projections of the cash flows during the budgeted period are based on sales projections which include increases due to inflation, as well as the projection of expected gross margins and operating margins during the budgeted period. Cash flows that exceed such period are extrapolated using an annual stable growth rate, which is the long-term weighted average growth rate for the market in which the cash-generating unit operates.

The assumptions and balances of each cash-generating unit are as follows:

2013
Cash-generating unit	Final balance of the year (thousands of pesos)	Projection period (years)	Annual discount rate (%)	Annual growth rate (%)
Bachoco - Istmo and península regions	$212,833	5	10.33%	2.70%
Campi	88,015	5	10.33%	2.10%
Ok Farms- Morris Hatchery Inc.	43,411	5	8.74%	0.00%
	$344,259

2012
Cash-generating unit	Final balance of the year (thousands of pesos	Projection period (years)	Annual discount rate (%)	Annual growth rate (%)
Bachoco - Istmo and península regions	$212,833	5	9.97%	3.80%
Campi	88,015	5	9.97%	2.50%
	$300,848

(16)	Other non-current assets

Other non-current assets consist of the following:

	December 31,
	2013	2012

Advances for purchase of property, plant and equipment	$133,214	131,561
Investments in life insurance (note 3 (k))	35,754	33,659
Guarantee deposits	15,956	15,589
Other long-term receivable	87,927	81,843
Intangible assets in process	37,955	-
Other	39,793	39,259
Total non-current assets	$350,599	301,911

(17)	Financial debt

Major borrowings are secured by guaranties, according to the terms of the borrowing agreements.

Note 8 discloses the carrying amount and fair value of borrowings.

a)	Short-term financial debt is as follows:

	December 31,
	2013	2012
Loan in the amount of USD$20,000, maturing in April 2013, at LIBOR (3) rate plus 0.84 percentage points.	$-	257,400
Denominated in pesos, maturing in January 2013, at TIIE (1) plus 0.60 percentage points.	-	200,000
Denominated in pesos, maturing in December 2013, at TIIE (1) FIRA (2) less 0.88 percentage points.	-	59,368
Denominated in pesos, maturing in December 2013, at TIIE (1) FIRA (2) less 0.89 percentage points.	-	82,628
Denominated in pesos, maturing in November 2013, at TIIE (1) FIRA (2) less 0.70 percentage points.	-	96,000
Loan of USD$30,000 denominated in USD, maturing in June 2013, at LIBOR (3) rate plus 1.62 points.	-	386,100
Loan of USD$30,000 denominated in USD, maturing in June 2014, at LIBOR (3) rate plus 1.20 points.	392,700	-
Denominated in pesos, maturing in January, October, December 2014, at TIIE (1) FIRA (2) less 0.70 percentage points.	148,500	-
Total short-term debt	$541,200	1,081,496

Annual weighted average interest rate of short-term loans denominated in pesos for 2013, 2012 and 2011 was 3.72%, 4.97% and 5.53%, respectively. Average interest rate for short-term loans existing as of December 31, 2013 and 2012, was 3.10% and 4.68%, respectively.

Annual weighted average interest rate of short-term loans denominated in dollars for the years 2013, 2012 and 2011 was 1.49%, 1.06% and 0.8702%, respectively. Average interest rate for loans existing as of December 31, 2013 and 2012 was 1.37% and 1.38%, respectively.

(1)	TIIE (for its acronym in Spanish) = Interbank Equilibrium Rate
(2)	FIRA (for its acronym in Spanish) = Trust Established in Relation to Agriculture
(3)	LIBOR= London Interbank Offered Rate

b)	Long-term debt consists of the following:

	December 31,
	2013	2012

Denominated in pesos, maturing in 2013, at TIIE (1) rate plus 0.60 percentage points.	$-	37,500
Denominated in pesos, maturing in 2015 and 2016, at TIIE (1) plus 1.00 percentage points.	22,329	34,449
Denominated in pesos, maturing in December 2013, at TIIE (1) FIRA (2) rates less 1.00 percentage point.	-	14,667
Denominated in pesos, maturing in January 2014, at TIIE (1) FIRA (2) rates less 0.55 percentage points.	4,273	55,546
Debt securities (subsection (d))	1,500,000	1,500,000
	1,526,602	1,642,162

Less current maturities	(16,392)	(115,560)
Long-term debt, excluding current maturities	$1,510,210	1,526,602

Long-term annual weighted average interest rate for 2013, 2012 and 2011 was 4.93%, 5.40% and 5.58%, respectively. Average rate for current loans as of December 31, 2013 and 2012 was 4.40% and 5.43%, respectively.

(1) TIIE (for its acronym in Spanish) = Interbank Equilibrium Rate

(2) FIRA (for its acronym in Spanish) = Trust Established in Relation to Agriculture

During 2013 and 2012, the Company made early payments on its long-term debt of $11,833 and $398,134 respectively, without payment of fees for early termination.

As at December 31, 2013 and 2012, total unused lines of credit in pesos totaled $5,418,099 and $2,664,911, respectively. In both fiscal years, the Company did not pay any fee for undrawn balances.

c)	Maturities of long-term debt, excluding current maturities, as of December 31, 2013, are as follows:

Year	Amount
2015	$7,720
2016	2,490
2017	1,500,000
$1,510,210

Interest expense on total loans during the years ended December 31, 2013, 2012 and 2011, amounted to $97,025, $71,005 and $40,688, respectively.

Certain bank loans establish certain affirmative and negative covenants, as well as the requirement to maintain certain financial ratios, which have been met as of December 31, 2013, among which are:

a)	Provide financial information at request from the bank.

b)	Not to contract liabilities with financial cost or grant loans that may affect payment obligations.

c)	Notify the bank regarding the existence of legal issues that could substantially affect the financial situation of the Company.

d)	Not to perform substantial changes to the nature of the business, or the administrative structure.

e)	Not to merge, consolidate, separate, settle or dissolve except for those mergers in which the Company or surety are the merging company and do not constitutes a change on control of the entities of the group to which the Company or the surety belong, at the date of the agreement.

d)	Debt for issuing debt securities

On August 28, 2012, the Company was authorized to issue debt securities in the total amount of the program of $5,000,000 or the equivalent in UDIS (1), on a revolving basis, for a term of five years from the date of the authorization letter from the Mexican Banking Commission. The initial issuance dated August 31, 2012 was of $1,500,000 pesos with ticker symbol: "BACHOCO 12" for a term of 1,820 days, equivalent to 65 periods of 28 days, approximately five years, with 15,000,000 debt securities and a par value of $100 pesos per certificate.

From the date of issuance, and while the debt securities have not been paid, they will accrue annual gross interest on their par value, at an annual interest rate, which is calculated by adding 0.60 percentage points at the 28-day TIIE, and in the event the 28-day TIIE were not published, at the nearest term published by the Bank of Mexico. The common representative of the stock-holders will calculate the accrued interest two business days prior to the beginning of each interest period of 28 days, according to the payment schedule, computed from the date of issuance or at the beginning of each interest period and governed precisely during that interest period.

Debt securities will be paid at the expiration of the issuance term. Direct costs arising from debt issuance or contract are capitalized and amortized as part of financial expense using the effective interest rate through the expiration of each transaction. Such costs include commissions and professional fees.

(1)	UDIS = Investment units

Derived from the issuance of the Debt securities, the Company is subject to certain requirements, affirmative and negative covenants, with which they comply as of December 31, 2013.

(18)	Trade accounts and other accounts payable

	December 31,
	2013	2012
Trade payables	$2,764,765	2,838,500
Sundry creditors	205,324	256,132
Expenses payable	194,159	142,799
Statutory employee profit sharing	29,140	30,849
Retained payroll taxes and other local taxes	129,122	110,737
Direct employee benefits	5,504	10,755
Current ISR liability	383,511	-
Interest payable	3,275	883
Others	44,312	54,590
	$3,759,112	3,445,245

Note 8 discloses the Company’s exposure to the exchange and liquidity risks related to trade accounts payable and other accounts payable.

(19)	Transactions and balances with related parties

(a)	Transactions with management

Management payment

The following table shows the total payment to our directors and executives for services provided in their respective positions for the years ended December 31, 2013, 2012 and 2011, which is included in employee costs (see note 23):

	December 31,
	2013	2012	2011
Net payment	$52,805	39,288	44,472

(b)	Transactions with related parties

Below is a summary of the Company’s transactions and balances with other related parties:

i.	Revenues

	Transaction value
	December 31,
	2013	2012	2011
Sales of products to:
Vimifos S.A de C.V.	$42,719	38,664	24,314
Frescopack S.A de C.V	-	20	8
Maquinaria Agrícola, S.A. de C.V.	-	-	21
Llantas y Accesorios, S.A. de C.V.	-	50	125
Autos y Accesorios, S.A. de C.V.	-	448	500
Alfonso R. Bours, S.A. de C.V.	13	29	29
Taxis Aéreos del Noroeste, S.A. de C.V.	18	19	28
	$42,750	39,230	25,025

ii.	Expenses and balances payable to related parties

	Transaction value			Balance as of
	December 31,			December 31,
	2013	2012	2011	2013	2012
Purchases of food, raw materials and packing supplies
Vimifos, S.A. de C.V.	$361,497	467,499	347,062	$21,813	42,855
Frescopack, S.A. de C.V.	147,192	129,119	119,950	18,151	22,766
Pulmex 2000, S.A. de C.V.	13,766	11,844	10,302	-	-
Qualyplast, S.A. de C.V.	753	44	6	242	-
Purchases of vehicles, tires and spare parts
Maquinaria Agrícola, S.A. de C.V.	$57,100	62,035	69,205	8,415	8,529
Llantas y Accesorios, S.A. de C.V.	29,421	27,282	21,640	4,458	4,724
Autos y Accesorios, S.A. de C.V.	22,525	19,815	24,995	253	4,055
Autos y Tractores de Culiacán, S.A. de C,V.	21,967	18,026	23,207	610	5,026
Camiones y Tractocamiones de Sonora, S.A. de C.V.	23,649	1,647	3,333	5	15
Agencia MX-5 S.A de C.V.	2,294	397	-	1	-
Alfonso R. Bours, S.A. de C.V.	590	568	767	147	69
Distribuidora Automotriz de los Mochis, S.A. de C. V.	-	-	2,135	-	-
Airplane leasing expenses
Taxis Aéreos del Noroeste, S.A. de C.V.	$7,375	10,137	10,063	-	-
				$54,095	88,039

As at December 31, 2013 and 2012, balances payable to related parties correspond to current accounts denominated in pesos that bear no interest and are payable in a short-term basis.

(20)	Income Tax

Under the tax legislation in Mexico in effect through December 31, 2013, companies must pay the greater of Income Tax (ISR, by its Spanish acronym) or Flat Income Tax (IETU, by its Spanish acronym). If IETU is payable, the payment will be considered final, not subject to recovery in subsequent years. The Mexican Congress approved tax reforms that were enacted in 2013 but will be in effect beginning January 1, 2014, which include a new ISR Law and the elimination of IETU.

a)	ISR

The Company and each of its subsidiaries file separate income tax returns (including its foreign subsidiary, which files income tax returns in the United States of America, based on its fiscal year ending in April of every year). For the years ended December 31, 2013 and 2012 the applicable rate under the general tax regime in Mexico is 30%; this rate will be applicable in future years as well. The applicable rate for the foreign subsidiary is 38.79%. Until December 31, 2013 BSACV, the Company’s primary operating subsidiary, was subject to ISR under the provisions of a simplified regime, which is applicable to companies engaged exclusively in agriculture, cattle-raising, fishing, forestry and other activities. The ISR Law establishes that the aforementioned activities are exclusive activities when no more than 10% of an entity’s total revenues are generated from something other than those activities or otherwise from the production of processed products. BSACV has complied with such provision. The simplified regime established that the taxable income for ISR is determined over collected income less paid deductions. The tax rate for this regime was 21%.

As a result of the new ISR law, which was enacted in 2013 and is effective as of January 1, 2014, the simplified regime was eliminated and is substituted with the an agriculture, cattle-raising, forestry and fishing regime, which is applicable for entities exclusively dedicated to such activities. The ISR Law establishes that such activities are exclusive when no more than 10% of the entities’ total revenues are generated from something other than those activities or from industrialized products. In order to determine ISR, under the agricultural, cattle-raising, forestry and fishing regime, taxable income is calculated by adding collected revenue and subtracting paid deductions; the tax rate will be 21% on annual taxable income up to 10 million pesos, and for taxable income in excess of that amount, the tax rate will be 30%.

b)	IETU

Through December 31, 2013, IETU was calculated applying the rate of 17.5% to profit determined based on cash flows less some authorized tax credits.

IETU credits were derived mainly from the unamortized negative IETU basis, taxable salaries for ISR purposes and social security contributions, as well as credits derived from deductions of certain assets such as inventories and property, plant and equipment.

IETU was required to be paid when it was greater than ISR for the same fiscal year. To determine the IETU payable, the income tax paid for the same period was subtracted from the current IETU.

If a negative IETU base was determined because authorized deductions exceeded taxable income, no current IETU was payable. The amount of the negative base multiplied by the IETU rate resulted in an IETU credit, which may be applied against ISR for the same year or, if applicable, against IETU payable in the next ten years. According to the Income Tax Law, crediting IETU against ISR of the same fiscal year was not applicable for fiscal years 2013, 2012 and 2011.

As discussed above, the Mexican Congress eliminated the IETU Law, beginning January 1, 2014.

c)	Tax charged to profit and loss

For the years ended December 31, 2013, 2012 and 2011, the income tax expense (benefit) included in profit and loss is as follows:

	December 31
	2013	2012	2011
Operation in Mexico:
Current ISR	$1,227,189	366,417	69,578
Current IETU	228	-	8
Deferred ISR	(527,449)	207,079	(100,307)
Deferred ISR from tax rate change	674,810	-	-
	1,374,778	573,496	(30,721)
Foreign operation:
Deferred ISR	(24,339)	28,524	(7,895)
Total ISR expense (benefit)	$1,350,439	602,020	(38,616)

Total income tax expense (benefit)

The income tax expense (benefit) attributable to income before income taxes, was different from the amount computed by applying the ISR rate of 21% in 2013, 2012 and 2011 as a result of the items listed below:

	December 31,
	2013		2012		2011
	ISR	Percentage	ISR	Percentage	ISR	Percentage

Expected expense	$712,371	21%	$586,696	21%	$239,574	21%
Increase (decrease) resulting from:
Net effects of inflation	(64,401)	(2%)	(47,627)	(2%)	(67,883)	(6%)
(Non-taxable income) Non-deductible expenses	(9,213)	(0%)	1,740	0%	870	0%
Gain on purchase of foreign subsidiary	-	-	-	-	(219,931)	(19%)
Effect of general regime rate	23,188	1%	61,777	2%	27,021	2%
Effect of recognition of deferred assets not recognized previously	-	-	(453)	(0%)	(18,112)	(1%)
Effect from non-deductible employee benefits	13,872	0%	-	-	-	-
Effect from change on tax rate in the new ISR Law	674,810	20%	-	-	-	-
Other	(188)	0%	(113)	(0%)	(155)	0%
Expense (benefit) for income taxes	$1,350,439	39%	$602,020	21%	$(38,616)	(3%)

d)	Deferred income tax

Through December 31, 2012, based on its financial projections, the Company considered it would pay ISR in future years. In addition, as a result of the elimination of IETU in 2014, the Company will only pay ISR in the future and considered this tax as the base for the determination of deferred tax effects.

The tax effects of temporary differences and tax credits that give rise to significant portions of deferred tax assets and liabilities as at December 31, 2013 and 2012 are detailed below:

	December 31,
	2013	2012
Deferred tax assets
Accounts payable	$1,352,591	754,765
Employee benefits	5,110	40,401
PTU payable	8,857	9,254
Effect from derivative financial instruments	-	858
Tax loss carryforwards	90,637	10,043
Total deferred tax assets	1,457,195	815,321
Deferred tax liabilities
Inventories	1,235,848	1,284,699
Accounts receivable	316,374	221,133
Property, plant and equipment	2,389,609	1,871,086
Prepaid expenses	26,412	36,343
Advances to suppliers	190,143	-
Total deferred tax liabilities	4,158,386	3,413,261
Net deferred tax liability	$2,701,191	2,597,940

e)	Unrecognized deferred tax assets

Deferred tax assets that have not been recognized in the Company’s consolidated financial statements are as follows:

	December 31,
	2013	2012
Recoverable tax on assets	3,324	3,992
Total	$3,324	3,992

f)	Unrecognized deferred tax liabilities

Deferred taxes related to investments in subsidiaries have not been recognized as the Company is able to control the moment of the reversal of the difference, and the reversal is not expected to take place in the near future.

g)	Movement in temporary differences during the fiscal year

	January 1, 2013	Recognized in profit and loss	Acquired or/ Recognized directly in equity	December 31, 2013
Accounts payable	$(754,765)	(597,826)	-	(1,352,591)
Employee benefits	(40,401)	60,696	(25,405)	(5,110)
PTU payable	(9,254)	397	-	(8,857)
Effects on derivative financial instruments	(858)	858	-	-
Tax loss carryforwards	(10,043)	(80,594)	-	(90,637)
Inventories	1,284,699	(48,851)	-	1,235,848
Accounts receivable	221,133	95,241	-	316,374
Property, plant and equipment	1,871,086	512,889	5,634	2,389,609
Advanced deductions	36,343	(9,931)	-	26,412
Advances to suppliers	-	190,143		190,143
Net deferred tax liability	$2,597,940	123,022	(19,771)	2,701,191

	January 1, 2012	Recognized in profit and loss	Recognized directly in equity	December 31, 2012

Accounts payable	$(649,678)	(105,087)	-	(754,765)
Employee benefits	(46,889)	6,488	-	(40,401)
PTU payable	(9,002)	(252)	-	(9,254)
Effects on derivative financial instruments	1,704	(2,562)	-	(858)
Tax loss carryforwards	(96,772)	86,729	-	(10,043)
Inventories	1,056,327	228,372	-	1,284,699
Accounts receivable	204,213	16,920	-	221,133
Property, plant and equipment	1,905,590	(11,138)	-	1,894,452
Currency translation effect	14,404	-	(37,770)	(23,366)
Advanced deductions	20,210	16,133	-	36,343
Net deferred tax liability	$2,400,107	235,603	(37,770)	2,597,940

h)	Tax on assets and tax loss carryforwards-

As at December 31, 2013, tax loss carryforwards, and recoverable tax on assets (IMPAC) expires as shown below. Amounts are indexed for inflation as permitted by Mexican income tax law:

	Amount as at
	December 31, 2013
Year	Tax loss carryforwards	Recoverable IMPAC	Year of expiration
2006	$-	3,324	2016
2011	10,153	-	2021/2032
2012	15,678	-	2022
2013	209,835	-	2032/2033
	$235,666	3,324

i)	Impacts on the tax reform for changes beginning 2014

As discussed above, the Mexican Congress approved a new ISR Law that was enacted in 2013 but will go into effect beginning January 1, 2014. Due to this tax reform, the Company has recognized in its financial statements a charge to 2013 results in the amount of $674,810 of deferred income tax mainly arising from the measurement of deferred assets and liabilities determined based on the new agriculture, cattle-raising, forestry and fishing regime, for the change in the general income tax rate to 30% and for the limitation to the deductible amount of certain employee benefit expenses provisioned.

The main income tax impact to the Company is related to the increase from 21% to 30% in the tax rate of BSACV, the Company’s primary operating subsidiary, and to the deductible limitation of 53% of wage expenses that are tax exempt income for workers.

(21)	Employee benefits

a)	Employee benefits in Mexico

Defined contribution plans

The Company has a defined contribution plan which receives contributions from both the employees and the Company. Employees can make contributions from 1% to 5% of their wage and the Company is obligated to make contributions as follows: i) from the first to the fifth year of service of 1% of the wage, ii) from the sixth year of services of the employee the contribution of the Company is increased by 1% until it reaches 5%, and iii) for the subsequent years the Company contribution will be the same as the employee’s. When an employee retires from the Company he/she has the right to receive the contribution he/she has made to the plan, and i) if the employee retires between the first and the fourth year of services, he/she does not have the right to receive the contribution made by the Company, ii) if he/she retires on the fifth year of services he/she has the right to receive 50% of the contributions made by the Company and, for each additional service year, the employee has the right to receive an additional 10% of the contributions made by the Company.

The Company makes payments equivalent to 2% of the integrated wage of its workers to the defined contribution plan for the retirement saving fund system established by the Mexican law. The expense for this concept was $40,023, $39,681 and $38,699, in 2013, 2012 and 2011, respectively.

Defined benefits plan

The Company has a defined benefit pension plan covering non-unionized personnel in Mexico. The benefits are based on the age, years of service and the employee’s payment. The retirement age is 65 years, with a minimum of 10 years of services, and there is an option for an anticipated retirement option, in certain circumstances, at 55 years of age. The Company’s policy to fund the pension plan is to make contributions up to the maximum amount that can be deducted for ISR purposes based on the projected unit credit method.

Additionally, according to the Mexican Federal Labor Law, the Company is obligated to pay a seniority premium as a retirement benefit if an employee retires and has at least 15 years of services, which consists of a sole payment of 12 days for each worked year based on the last wage, limited to the two minimal wages established by law.

The Company recognizes as a benefit plan, a constructive obligation from past practices. Such constructive obligation is associated with service time the employee has worked on the Company. The payment of this benefit is disbursed in a single installment at the time the employee voluntarily stops working for the Company.

The plans in Mexico expose the Company to actuarial risks such as: interest rate risk, longevity risk and salary risk:

Interest risk	A decrease in the interest rate for the governmental bonds will increase the plan’s liability.

Longevity risk	The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability.

Salary risk	The present value of the defined benefit plan liability is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plan’s liability.

The projected net liability presented on the consolidated statements of financial position is integrated as follows:

	December 31,
	2013	2012
Present value of unfunded obligations	$48,245	121,928
Present value of funded obligations	312,170	263,250
Total present value of benefit obligations (PBO)	360,415	385,178
Plan assets at fair value	(312,170)	(263,250)
Unrecognized actuarial losses	-	(25,315)
Projected liability, net	$48,245	96,613

i.	Composition and return of plan assets

	Actual return of the plan’s assets		Composition of the plan’s assets
	2013	2012	2013	2012
Fixed income securities	5.52%	5.31%	70%	70%
Variable income securities	2.37%	3.44%	30%	30%
Total	7.89%	8.75%	100%	100%

ii.	Movements in the present value of defined benefit obligations (PBO)

	2013	2012
PBO as at January 1	$385,178	321,270
Benefits paid by the plan	(19,213)	(31,513)
Service cost	26,680	21,876
Interest cost	28,138	26,638
Actuarial (gains) losses recognized in the statement of comprehensive income	(60,368)	46,907
PBO as at December 31	$360,415	385,178

iii.	Movements in the fair value of plan assets

	2013	2012
Plan assets at fair value as at January 1	$263,250	250,856
Plan contributions	36,626	15,125
Benefits paid by the plan	(8,482)	(19,877)
Expected return on plan assets	20,087	24,522
Actuarial losses (gains) in the statement of comprehensive income	689	(7,376)
Fair value of plan assets as at December 31	$312,170	263,250

iv.	Expense recognized in profit and loss

	2013	2012	2011
Current service cost	$26,680	21,876	26,620
Interest cost, net	8,051	-	-
Interest cost on obligation	-	26,638	24,496
Curtailment gain	-	(657)	-
Prior service cost	-	-	20,937
Actual return on plan assets	-	(24,522)	(25,815)
	$34,731	23,335	46,238

v.	Actuarial gains and losses

	2013	2012	2011
Amount accumulated as at 1 January	$(25,315)	29,624	-
Recognized during the year	(61,057)	(54,939)	29,624
Amount accumulated as at 31 December	$(86,372)	(25,315)	29,624

vi.	Actuarial assumptions

Primary actuarial assumptions at the consolidated financial statements date (expressed as weighted averages) are as follows.

	2013	2012
Discount rate as at 31 December	8.50%	7.50%
Expected return on plan assets at 1 January	N/A	7.50%
Future salary increases	4.50%	4.50%
Future pension increases	4.25%	4.25%

The assumptions related to mortality are based on statistics and experiences over the Mexican population. The average expected life of an individual that retires at 65 years of age is 10.85 years for men and 6.72 years for women (Experience Chart of Demographic Mortality for Active EMSSA 1997).

vii.	Historical information

	December 31,_
	2013	2012
Present value of defined benefit obligation	$360,415	385,178
Plan assets at fair value	(312,170)	(263,250)
Plan deficit	$48,245	121,928
Experience adjustments arising from plan liabilities	$(60,368)	46,907
Experience adjustments arising from plan assets	$(689)	7,376

viii.	Sensitivity analysis of the defined benefits obligations as of December 31, 2013

	Pension plan	Seniority premium	Constructive obligation	Total PBO
Discount rate 8.50%	(225,650)	(86,880)	(47,885)	(360,415)
Rate increase (+ 1%)	(186,196)	(79,508)	(44,936)	(310,640)
Rate decrease (- 1%)	(277,487)	(92,373)	(51,223)	(421,083)

ix.	Expected cash flow for each benefit

	Pension plan	Seniority premium	Constructive obligation	Total
2014-2023	$225,650	86,880	47,885	360,415

x.	Future contributions to the defined benefits plan

The Company does not expect to make contributions to the defined benefit plans on the following financial year.

b)	Foreign employee benefits

Bachoco USA, LLC. (foreign subsidiary) has a defined contribution retirement plan of 401(k), covering all employees who meet certain eligibility requirements. The Company contributes to the plan at the rate of 50% of employee’s contributions up to a maximum of 2% of the individual employee’s payment. The cumulative contribution expense for this plan was $5,681, $4,131 and $471 for the year ended December 31, 2013, 2012 and 2011, respectively.

Bachoco USA, LLC. Also has a deferred payment agreement with certain key employees. Amounts payable under this plan are vested after 10 years from the date of the agreement. The benefit value of each unit is equal to the increase in the initial book value from the date of the agreement to the conclusion of the vesting period. Under the agreement, 38,500 units were outstanding as of December 31, 2013 and 2012, respectively, all of which were fully vested. The total liability under this plan totaled $3,503 and $3,449 as at December 31, 2013 and 2012, respectively. The expense for this plan for the year ended December 31, 2013, 2012, and 211 was of $0, $9,319, and $0, respectively.

c)	PTU

Industrias Bachoco, S.A.B de C.V. and BSACV have no employees. Each of the subsidiaries of the Company that has employees in Mexico is required under Mexican laws to pay employees, in addition to their payment and benefits, statutory employee profit sharing in an aggregate amount equal to 10% of each subsidiary’s taxable income. The accrued liability as of December 31, 2013 and 2012 is shown in note 18, Trade payable and other accounts payable.

(22)	Costs and expenses by nature

	2013	2012	2011
Cost of sales	$33,176,599	33,318,207	24,797,037
General, selling and administrative expenses	3,291,006	3,396,655	2,974,733
Total costs and expenses	$36,467,605	36,714,862	27,771,770

Leases	$286,022	290,066	188,244
Inventory consumption	26,041,102	26,452,636	18,033,819
Depreciation	816,673	837,807	745,837
Freight	2,495,673	2,412,771	1,995,055
Maintenance	1,028,511	1,037,982	1,152,297
Other	1,651,700	1,641,126	1,731,140
Other utility expenses	1,119,094	1,120,314	1,022,305
Wages and salaries	3,028,830	2,922,160	2,903,073
Total	$36,467,605	36,714,862	27,771,770

(23)	Employee costs

	2013	2012	2011
Wages and salaries	$3,028,830	2,922,160	2,903,073
Contributions to pension fund	36,625	15,125	15,100
Expenses related to defined benefit plans	12,885	4,481	28,223
Payments for severance expenses	31,518	40,040	48,534
	$3,109,858	2,981,806	2,994,930

The employee cost is presented in cost of sales and general administrative and sale expenses line items.

(24)	Operating leases

Company as lessee

The Company has entered into operating leases for certain offices, production facilities, and automotive and computer equipment. Some leases contain renewal options. These agreements have terms between one and five years.

F-73

	2013	2012	2011
Lease expenses	$286,022	290,066	188,244

The amount of annual rentals payable, arising from lease agreements for the following five years is as follows:

2014	$58,109
2015	40,480
2016	38,053
2017	36,174
2018	21,928

(25)	Stockholders’ equity and reserves

a)	Common stock and premiums

As of December 31, 2013, 2012 and 2011, the Company’s capital stock is represented by 600,000,000 Series “B” registered shares with a par value of $1 peso per share.

The Robinson Bours family owned 496,500,000 shares through two family trusts: the placement trust and the control trust, which collectively represented 82.75% of the Company’s total shares.

On December 9, 2013, the members of the placement trust decided to sell 57,000,000 shares that represent 9.5% of the total shares of the Company. The transaction was conducted through the BMV at market price.

After the sale of the shares, the Company’s capital stock was distributed as follows:

	Before the Transaction		After the Transaction
	Shares(1)	Position	Shares(1)	Position
Familiar Trusts	496,500,000	82.75%	439,500,000	73.25%
- Control Trust	312,000,000	52.00%	312,000,000	52.00%
- Placement Trust	184,500,000	30.75%	127,500,000	21.25%
Floating Position (2)	103,500,000	17.25%	160,500,000	26.75%

(1)	All Series B shares with voting power.
(2)	Operating at the BMV and the NYSE.

Based on the information provided to the Company, as of December 31, 2013, stockholders with 1% or more interest in the Company, in addition to the family trusts, are as follows:

	As of December 31, 2013
	Shares	Position
Royce & Associates LLC	17,885,652	3.0%
River Road Asset Management LLC	6,777,060	1.1%

b)	Other comprehensive income items

i.	Foreign currency translation reserve

This concept is related to the translation of the Company’s United States of America operations from their functional currency (U.S. dollar) to the reporting currency, the Mexican peso.

ii.	Actuarial remeasurements

Actuarial remeasurements are recognized as other components of comprehensive income and are related to variations in actuarial assumptions that generate actuarial gains or losses as well as adjust the actual yields from plan assets from the net interest cost calculated over the net defined benefits liability balance. Actuarial remeasurements are presented net of income tax within other comprehensive income in the consolidated statement of changes in stockholders’ equity.

c)	Reserve for repurchase of shares

In 1998, the Company approved a stock repurchase plan in conformity with the Mexican Securities Trading Act and created a reserve for that purpose of $180,000 charged to retained earnings in such year.

Pursuant to a resolution at the General Ordinary Stockholders’ Meeting, an amount of $391,560 was approved to be used in the reserve for acquisition own shares.

The following table shows the movements of the reserve for acquisition of shares during the years ended December 31, 2013, 2012 and 2011:

Reconciliation of treasury shares	Number of shares
Total shares as at December 31, 2012	-
(+) Total shares purchased in 2013	100,000
(-) Total shares sold in 2013	(100,000)
Balance as at December 31, 2013	-
Total shares as at December 31, 2011	227,400
(+) Total shares purchased in 2012	3,704,731
(-) Total shares sold in 2012	(3,932,131)
Balance as at December 31, 2012	-
Total shares at January 1, 2011	200,000
(+)Total shares purchased in 2011	257,400
(-)Total shares sold in 2011	(230,000)
Balance as at December 31, 2011	227,400

The net amount of repurchase and treasury share sale transactions gave rise to a gain of $127 and $10,993 during the years ended December 31, 2013 and 2012, respectively, and a loss of $209 as at December 31, 2011, recognized within equity.

As at December 31, 2013, the Company has no treasury shares.

d)	Dividends

During the years ended December 31, 2013, 2012 and 2011, the Company has declared and paid the following dividends:

In 2013, the Company declared dividends on April and December as follows:

•	On April 24th, the Company declared a payment of dividends in cash at nominal value of $350,400 or $0.584 pesos per outstanding share. The payment was made in two even installments of $0.292 pesos in May and July, 2013.

•	On December 6th, the Company declared a second payment of dividends in cash in the amount at nominal value of $600,000 or $1.00 peso per outstanding share, which was paid on December 23, 2013.

In 2012 and 2011 the Company declared and paid dividends to its shareholders for a nominal value amount of $299,175 and $299,926 respectively, or $0.50 per outstanding share in nominal pesos.

Dividends that the Company pays to stockholders are subject to ISR solely insofar as such dividends exceed the balance in its net tax income account (CUFIN) consisting of income in which ISR is already paid by the Company. The ISR paid on dividends corresponds to a tax payable by legal entities and not by individuals. However, as a result of changes to the income tax law described in note 20a, beginning on January 1, 2014 there is a new tax of 10% for individuals who receive dividends from entities. Such tax is considered a withholding tax by the entity that pays the dividends. This tax will be applicable only to the income generated from period 2014. Thus, the Company must update its CUFIN from income generated up to December 31, 2013 and must calculate a new CUFIN with the income generated from January 1, 2014.

The Company obtains most of its revenue and net income from BSACV. For fiscal years 2013, 2012 and 2011, net income of BSACV, accounted for 71%, 79% and 86% respectively, of consolidated net income. Dividends for which BSACV pays ISR will be credited to the Company’s CUFIN account, and accordingly, any future liabilities arising from ISR will arise when such amounts are distributed as dividends by the Company to the stockholders.

The restated amount on tax bases of the contributions made by stockholders (CUCA), totaling $2,416,635, may be refunded to them tax-free, to the extent that such amount is the same or higher than equity.

(26)	Earnings per share

Earnings per share for the years ended December 31, 2013, 2012 and 2011 are $3.40, $3.65 and $1.96, respectively. The calculation of basic earnings per share was based on income attributable to ordinary stockholders of $2,038,422, $2,184,567 and $1,177,346 for the years ended December 31, 2013, 2012 and 2011, respectively.

The average weighted number of common outstanding in 2013, 2012 and 2011 was 599,992,952, 598,959,882 and 599,822,448 shares, respectively.

The Company has no ordinary shares with potential dilutive effects.

(27)	Commitments

•	Bachoco USA, LLC (foreign subsidiary) has self-insurance programs for health care costs and workers’ payments. The subsidiary is liable for health care claims up to $4,582 (350 thousand dollars) each year per plan participant and workers’ payments claims up to $13,090 (1,000 thousand dollars) per event. Self-insurance costs are recorded based on the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. The provision for this concept is recorded in the accompanying consolidated statement of financial position within current liabilities amounting to $48,472 (3,703 thousand dollars) as at December 31, 2013. Likewise, the consolidated statement of comprehensive income includes expenses relating to self-insurance plans of $85,006 (6,494 thousand dollars) for the year ended December 31, 2013. The Company is required to maintain letters of credit on behalf of the subsidiary of $44,506 (3,400 thousand dollars) to secure self-insured workers' payments.

•	The Company has entered into grain supply agreements with third parties as part of the regular course of its operations.

(28)	Contingencies

a)	Insurance

The Company has not contracted full coverage insurance for its facilities, interruption of activities or corporate civil liability in respect of property and environmental damage resulting from accidents in the Company’s property or that relate to Company operations. Until appropriate insurance coverage is obtained, there is a risk that the loss or destruction of certain assets may have a significant adverse effect on the Company’s operations and financial situation.

b)	Lawsuits

•	The Company is involved in a number of lawsuits and claims arising from the regular course of business. In the opinion of the Company’s management, they are not expected to have significant effects on the Company’s financial position, operating results and future consolidated statements of cash flows.

•	Bachoco USA, LLC. is involved in claims with the United States of America Department of Labor and the Unites State Immigration and Customs Enforcement, and various other matters related to its business, including workers’ payment claims and environmental issues. As at December 31, 2013 and 2012, the Company has recorded provisions for potential claims of $19,635 (1,500 thousand dollars) and $25,740 (2,000 thousand dollars), which are included within current liabilities.

•	On December 2009, the Mexican Federal Competition Agency (CFC, for its Spanish acronym) released a news report in which it announced an investigation on the Mexican poultry industry in reference to possible monopolistic practices. The accusation was not referenced to a specific entity. The Company, as well as other producers and distributors, was required to provide information to the CFC during the subsequent years. As a result the CFC determined the following:

- On November 2012, the CFC imposed a fine of $1.4 million pesos to Bachoco, arguing Bachoco conspired with local producers to manipulate the chicken price in Chetumal, Quintana Roo. Price manipulation is a prohibited practice under Mexican law.

- On January 2013, the CFC released a new announcement with a new fine of $1.6 million pesos, arguing Bachoco conspired with local producers to manipulate the chicken price in Cancún, Quintana Roo.

In all cases, the Company disagreed with the CFC’s resolution and appealed all of the resolutions according to the provisions of Mexican law, to assert its rights as a company that contributes to the development of the country and to a free market. The Company and its attorneys do not believe that it is probable that it will receive an unfavorable outcome for which reason it has not provisioned any amounts.

c)	Tax contingencies

In accordance with tax laws, Mexican authorities are empowered to review transactions carried out during the five years prior to the most recent ISR return filed. For the operations in the United States of America, the authorities of that country are empowered to review transactions carried out during the three years prior to the due date of the most recent annual tax return. Although the Company is under review by tax authorities, nothing has come to its attention as a result of those reviews that would indicate that a contingency exists.

(29)	Financial income and costs

	2013	2012	2011
Interest income	$298,141	209,170	182,274
Income from interest in accounts receivable	16,104	12,893	11,503
Foreign exchange gain, net	28,085	35,212	54,505
Effects of valuation of financial instruments	2,455	12,757	-
Financial income	344,785	270,032	248,282
Effects of valuation of financial instruments	-	-	(896)
Interest expense and financial expenses on financial debt	(97,025)	(71,005)	(40,688)
Commissions and other financial expenses	(129,341)	(33,995)	(29,056)
Financial costs	(226,366)	(105,000)	(70,640)

Financial income, net	$118,419	165,032	177,642

(30)	Other income (expenses)

	2013	2012	2011
Other income
Sale of scrap of biological assets, raw materials, by-products and other	$332,623	271,385	202,780
Bargain purchase gain - domestic business acquisition (note 4b)	-	-	46,724
Bargain purchase gain - foreign business acquisition (note 4a)	-	-	1,000,565
Total other income	332,623	271,385	1,250,069
Other expenses
Cost of disposal of biological assets, raw materials, by-products and other	(244,054)	(257,182)	(193,707)
Business acquisition-related costs (note 4a)	-	-	(11,426)
Other	(57,865)	(38,013)	(44,971)
Total other expenses	(301,919)	(295,195)	(250,104)
Total other income (expenses), net	$30,704	(23,810)	999,965

