Form 20-F
period 2014-12-31
Industrias Bachoco S.A.B. de C.V.
filed 2015-04-28
CIK 1044896

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Presentation of Information

Fiscal Year

The fiscal year for Bachoco and its subsidiaries in Mexico ends in December each year. The fiscal year for Bachoco USA and its subsidiaries in the U.S. ends in April each year. Notwithstanding the foregoing, for purposes of our consolidated financial statements, the accounting year period for all the Company’s subsidiaries ends on December 31.

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

This Annual Report contains translations of certain peso amounts into dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such dollar amounts have been translated from pesos at an exchange rate of $14.75 to USD$1.00 (one dollar), the exchange rate on December 31, 2014, according to the Banco de Mexico (or the “Central Bank”).

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

The rules and regulations of the Securities and Exchange Commission (the “SEC”), do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as published by the IASB) to reconcile such financial statements to accounting principles generally accepted in the United States of America (“U.S. GAAP”). As such, while Bachoco has in the past reconciled its consolidated financial statements prepared in accordance with MFRS to U.S. GAAP, those reconciliations are no longer presented in Bachoco’s filings with the SEC.

Other References

Bachoco’s production volume is measured in “tons”, which term refers to metric tons of 1,000 kilograms, equal to 2,204.6 pounds; the term “billion” refers to one thousand million (1,000,000,000).

Non-GAAP Financial Measures

The body of generally accepted accounting principles is commonly referred to as “GAAP.” For this purpose, a non-GAAP financial measure is generally defined by the SEC as a numerical measure of a company’s historical or financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of comprehensive income, statement of financial position or statement of cash flows (or equivalent statements) of the company; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

The Company discloses in this Annual Report the so-called non-GAAP financial measures of EBITDA result, EBITDA margin, and Net debt. EBITDA result is defined as profit before income tax expense (benefit), financial income (expense), net and depreciation. EBITDA margin is defined as EBITDA result divided by total net revenues. Net debt is defined as long-term debt (including the current portion) plus short term debt minus cash and cash equivalents, primary financial instruments and derivative financial instruments. The non-GAAP financial measures of EBITDA result and EBITDA margin are not substitutes for the GAAP measure of net income. Rather, these measures are provided as additional information to complement the GAAP measure of net income by providing further understanding of the Company’s results of operations from management’s perspective. Additionally, the non-GAAP financial measure of Net debt is not a substitute for the GAAP measure of Total debt. Rather, this measure is provided as additional information to contemplate the GAAP measure of Total debt by providing further understanding of the Company’s debt obligations. Accordingly, they should not be considered in isolation or as substitutes for an analysis of the Company’s financial performance, liquidity or debt obligations.

Company management believes that disclosure of these non-GAAP measures are an important supplemental measure of the Company’s operating performance and debt obligations because investors, financial analysts and other interested parties frequently use EBITDA and Net debt in the evaluation of other companies in the same industry in which the Company operates.

Market Data

This Annual Report contains certain statistical information regarding the Mexican chicken, egg and balanced feed (or “feed”) markets. We have obtained this information from a variety of sources, including but not limited to; Union Nacional de Avicultores (the National Poultry Union or “UNA”), the Consejo Nacional de Fabricantes de Alimentos Balanceados y de la Nutricion Animal, A.C. (or “CONAFAB”), the U.S. Department of Agriculture (or “USDA”), and the Banco de Mexico (the Bank of Mexico), among others.

Other sources of statistical information used by the Company include Consejo Mexicano de Porcicultura (the Mexican Pork Council or “CMP”), Secretaria de Agricultura, Ganaderia, Desarrollo Rural, Pesca y Alimentacion (Ministry of Agriculture, Livestock, Rural Development, Fishing and Food or “SAGARPA”), among others.

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

INCOME STATEMENT DATA

In millions, for the year ended December 31,

	2014	2014	2013	2012	2011
	USD$	$	$	$	$
Net revenues	2,832.5	41,779.1	39,710.7	39,367.4	27,735.0
Cost of sales	2,203.1	32,495.0	33,176.6	33,318.2	24,797.0
Gross profit	629.4	9,284.1	6,534.1	6,049.2	2,938.0
General, selling and administrative expenses	256.4	3,781.3	3,291.0	3,396.7	2,974.7
Other (expenses) income, net	(10.9)	(160.9)	30.7	(23.8)	1,000.0
Operating income	362.2	5,341.9	3,273.8	2,628.8	963.2
Net finance income	16.7	246.9	118.4	165.0	177.6
Income tax	112.3	1,656.1	1,350.4	602.0	(38.6)
Controlling interest	266.2	3,926.9	2,038.4	2,184.6	1,177.3
Non-controlling interest	0.4	5.7	3.4	7.2	2.1
Profit for the year	266.6	3,932.7	2,041.8	2,191.8	1,179.4
Basic and diluted earnings per share(1)	0.4	6.55	3.40	3.65	1.96
Basic and diluted earnings per ADR(2)	5.3	78.54	40.84	43.80	23.52
Dividends per Share(3)	0.0	0.00	1.584	0.50	0.50
Weighted average Shares outstanding(4)	599,955	599,955	599,993	598,960	599,822
(1)	Calculated based on the weighted average number of basic and diluted shares. No potentially dilutive shares exist in any of the years presented, for which reason, basic and diluted earnings per share are the same.
(2)	Each ADR represents twelve shares.
(3)	Dividends per share have been computed by dividing the total amount of dividends paid by the weighted average shares outstanding.
(4)	In thousands of shares.

STATEMENT OF FINANCIAL POSITION DATA

In millions as of December 31

	2014	2014	2013	2012	2011
	USD$	$	$	$	$
Total assets	2,362.2	34,843.1	28,889.7	28,040.2	24,717.3
Cash and cash equivalents	748.2	11,036.1	6,716.9	4,179.5	2,625.7
Primary and derivative financial instruments	63.2	932.3	1,015.8	964.9	420.9
Total liabilities	710.6	10,481.1	8,738.5	8,951.5	7,337.5
Short-term debt1)	54.1	798.0	557.6	1,197.1	1,453.0
Long-term debt	112.0	1,652.5	1,510.2	1,526.6	384.4
Total stockholders’ equity	1,651.7	24,362.1	20,151.1	19,088.7	17,379.8
Capital stock	79.6	1,174.4	1,174.4	1,174.4	1,174.4

(1) Includes notes payable to banks and current installments of long term debt.

MARGINS

In percentage, for the years ended December 31:

	2014	2013	2012	2011
Gross margin	22.2%	16.5%	15.4%	10.6%
Operating margin	12.8%	8.2%	6.7%	3.5%
Margin for the year	9.4%	5.1%	5.6%	4.3%

Other Indicators

The tables set below present key indicators.

VOLUME SOLD BY BUSINESS LINE
In thousands of tons, as of December 31,
	2014	2013	2012	2011	2010
Total sales volume:	1,841.4	1,771.1	1,861.6	1,606.3	1,473.3
Poultry	1,495.0	1,429.2	1,485.2	1,205.9	1,125.8
Others	346.4	341.9	376.4	400.4	347.5

Gross Domestic Product, Inflation Rate and CETES

The chart below includes Mexican gross domestic product (“GDP”) and inflation rate data from 2010 to 2014, and the average interest rates on 28-day Mexican treasury bills (“CETES”), as provided by the Mexican Central Bank.

Gross Domestic Product

Mexico has experienced economic growth in the last five years, but to varying degrees. In 2014, the Mexican GDP was 2.1%, lower than expected, but higher than the growth reached in 2013, which was 1.1%. In 2012 and 2011, Mexican GDP was 3.9% and in 2010 it had a strong year, reaching a growth rate of 5.5%.

Interest Rates

Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 2.7%, 3.8%, 3.9% and 4.3% for 2014, 2013, 2012 and 2011, respectively. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flow.

Inflation Rates

Inflation rates in Mexico have remained on the low end for more than a decade. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 4.1% in 2014, 3.97% in 2013, 3.6% in 2012, 3.8% in 2011 and 4.4% in 2010, according to the Banco de Mexico. An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the United States.

GDP, INFLATION RATE AND CETES DATA

Year	GDP	Inflation Rate	CETES
2014	2.1%	4.08%	2.7%
2013	1.1%	3.97%	3.8%
2012	3.9%	3.57%	3.9%
2011	3.9%	3.82%	4.3%
2010	5.5%	4.40%	4.4%

On March 30, 2015, the 28 day CETES rate was 3.02%.

Exchange Rates

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

In 2012, the Mexican peso strengthened its position during the year as compared to the U.S. dollar, according to the U.S. Federal Reserve Bank, with the average peso-dollar exchange rate being $13.15 and appreciated with respect to the U.S. dollar by 7.1% at year-end (or 7.9% according with Banco de Mexico statistics).

In 2013, the exchange rate of the peso against the dollar started the year strong with an upward trend, but ended the year with a slight depreciation of 1.0% compared with December 31, 2012.

During most of 2014, the Mexican peso-dollar exchange rate was stable. This stability changed drastically toward the end of the year, when we observed a higher than average Mexican peso-dollar exchange rate, leading the Mexican peso-dollar exchange rate to depreciate 11.2% in 2014 with respect to the exchange rate in effect on December 31, 2013.

The following table sets forth the high, low, average and year-end exchange rates for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York, for periods indicated:

EXCHANGE RATE FOR THE LAST 5 YEARS

In pesos per one dollar

	High	Low	Average (1)	Close
	$	$	$	$
2014	14.79	12.85	13.30	14.751	(1)
2013	13.43	11.98	12.76	13.10
2012	14.37	12.63	13.15	12.96
2011	14.25	11.51	12.43	13.95
2010	13.19	12.16	12.62	12.38
EXCHANGE RATE FOR THE LAST 6 MONTHS
March 2015	15.63	14.93	15.24	15.26
February 2015	15.10	14.75	14.92	14.94
January 2015	15.00	14.56	14.69	15.00
December 2014	14.79	13.94	14.52	14.751	(1)
November 2014	13.92	13.54	13.61	13.92
October 2014	13.57	13.39	13.48	13.48

Source: http://www.federalreserve.gov/releases/h10/Hist/dat00_mx.htm.

(1)	As of December 31, 2014, the exchange rate for the year end for the Banco de Mexico was $14.75 per one dollar.

On March 31, 2015, the exchange rate for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York was $15.2450 per one dollar.

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

Risks Related to Economic, Political and Regulatory Conditions

Bachoco’s core businesses are conducted in Mexico and in the United States and, therefore its performance depends, among other factors, on the economic conditions prevailing in those countries, and particularly in Mexico. The Company's risk exposure related to economic conditions includes risks related to economic performance, exchange rates, interest rates, as well as other political, economic and social events that may negatively affect the Company's performance and may result in lower demand for, and lower real pricing of, our products.

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

Political events and regulatory changes in Mexico, including new elections, could affect Mexican economic conditions and, as a consequence, negatively affect our operations.

The Company has operations in both Mexico and the U.S. However, it is incorporated under the laws of Mexico, where a greater percentage of its sales are made. Accordingly we foresee an impact mainly from negative developments in the political, regulatory and economic conditions in Mexico.

Mexican political events may significantly affect our operations. In June 2015, federal elections will take place in Mexico, including, among others, the election of 500 representatives of the Mexican Congress and nine governors of various Mexican states. We cannot predict the impact these elections may have on future business conditions in Mexico. These federal elections may result in government instability and political uncertainty, which could have an adverse effect on Mexican economic policy and as a result, it could affect our business, financial position and operating results.

In July 2012, Enrique Peña Nieto of the Partido Revolucionario Institucional was elected as President of Mexico. After taking office he started to implement significant changes in laws, public policy and regulations in areas such as the energy sector and fiscal affairs, all of which are still in process of becoming fully implemented, and it is still unclear what effect these and other possible reforms may have on the Mexican economy.

Political disagreements between the executive and the legislative branches could result in deadlock and prevent the timely implementation of political and economic reforms. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results.

Although the U.S. presidential election in 2012 did not result in a change of the nations' leadership, any political or regulatory change in the U.S. regarding Mexico may also affect the economic conditions in Mexico and, as a consequence, affect our financial performance.

Government regulations in Mexico and the U.S. could cause a material increase in the Company's costs of operations and thus could have a negative impact on our results of operations.

Every region in which Bachoco operates is subject to extensive federal, state and foreign laws and regulations that govern the production, packaging, storage, moving and marketing in the food industry and the poultry industry in particular, including several provisions relating to the discharge of materials into the environment.

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

Risks Related to Bachoco and the Poultry Industry

The poultry industry in Mexico and the U.S., as well as the chicken industry in other countries, has undergone cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and profitability.

The market that we serve is subject to volatility with respect to supply and raw material prices, which affects our product prices. We can provide no assurance that future cyclicality, excess supply, increases in main raw materials prices, or downturns in real prices will not adversely affect our financial results.

The largest single component of our cost of sales is the cost of grains used to prepare balanced feed, including sorghum and corn, and some other ingredients such as: soybean meal and marigold extract, among others.

Increase or volatility in main raw materials prices may adversely affect our operating and financial results.

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

High prices or volatility in main raw materials could adversely affect our production costs and as a consequence our financial results.

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

We face competition from other chicken producers in all markets in which we sell our products. These chicken producers have the financial resources and operating strengths to directly compete with our Company. We expect to continue to face strong competition in every market, as our existing or new competitors are likely to broaden their product lines and extend their geographic markets. Accordingly, we can provide no assurance that our performance will not be adversely affected by increased competition.

Raising animals and meat processing involve animal health and disease control risks, which can have an adverse impact on our results of operations.

Our operations in Mexico and in the U.S. depend on raising animals and meat processing, which are subject to risks such as diseases (like different types of avian flu) and contamination during production, packaging, storage or distribution processes.

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

Natural disasters such as hurricanes, tornadoes or earthquakes may result in additional losses of inventory and damage to our plants and equipment.

Natural disasters could significantly damage our facilities. Our facilities in Mexico are susceptible mainly to earthquakes and hurricanes. Our facilities near Mexico’s coast are most vulnerable to the risk of severe weather. Our U.S. facilities are located in Arkansas and Oklahoma, a region vulnerable to being hit by tornadoes. Extensive damage to these facilities could affect our ability to conduct our regular production and, as a result, reduce our operation results.

We recently identified material weaknesses in our internal controls over financial reporting related to our risk assessment capabilities and physical control over fixed assets.

Our management and auditors recently identified material weaknesses in our internal control over financial reporting as of December 31, 2014. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are: (i) deficiencies in our risk assessment activities, which may have an effect on our response to mitigate risks associated with our Consolidated Financial Statements and (ii) deficiencies associated with physical control over our fixed assets. See Item 15 for more details on the material weaknesses.

Any failure to implement and maintain improvements in the controls over our financial reporting, or difficulties encountered in the implementation of such improvements, could result in a material misstatement in our annual or interim financial statements that would not be prevented or detected, and/or cause us to fail to meet our reporting obligations under applicable securities laws and could also cause investors to lose confidence in our reported financial information, which could have an adverse impact on the trading price of our shares or the ADRs.

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

U.S. producers may increase exports to Mexico because chicken, eggs and swine are free of import quotas to Mexico according to the North American Free Trade Agreement (“NAFTA”). Poultry producers in the United States have developed low cost production methods and have been successful in exporting primarily frozen and value-added poultry to other countries, especially in periods of overcapacity in the United States, a condition that could have a material adverse effect on our performance in Mexico.

Regulations on animal health and environmental changes in Mexico could affect Mexican poultry industry conditions and, as a consequence, negatively affect the Company.

Our processes are subject to several animal health and environmental regulations that include animal raising, transportation, packaging, storage and distribution regulations. Drastic changes in any of these regulations could negatively affect our daily operations and ability to supply our products, and, as a consequence, affect our financial results. Changes in regulations may also require the implementation of new processes or equipment to comply with the new regulations, a condition that may negatively affect our liquidity, as our capital investments could increase.

Our inability to maintain good relationships with our work force and its labor union may affect our processes and, as a consequence, our financial results.

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

The Company trades its ADRs on the New York Stock Exchange (“NYSE”) with each ADR representing twelve common shares.

The prevailing market prices for the ADRs and the Shares could decline if the Robinson Bours family sold substantial amounts of their Shares, whether directly, or indirectly, through two Mexican trusts through which they hold their Shares, or if the perception arose that such a sale could occur. See Item 7 for more details about the Company’s trusts.

The market value of our securities may be affected by economic and market conditions prevailing in any other country, although economic conditions in such countries may differ significantly from economic conditions in Mexico. Investors’ reactions to developments in any of these other countries may have an adverse perception and, consequently, the market value of our securities may be adversely affected by events elsewhere.

Payment of cash dividends may be affected by the exchange rate of the peso versus the dollar.

Because we pay cash dividends in pesos, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADRs upon conversion of such cash dividends by BNY Mellon, who acts as our Depositary Bank.

The protection afforded to non-controlling stockholders in Mexico is different from that in the United States.

Under Mexican law, the protection afforded to minority stockholders is different from that in the United States. In particular, the law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions or stockholder derivative actions, and there are different procedural requirements for bringing stockholder lawsuits. As a result, in practice it may be more difficult for the minority stockholders of Bachoco to enforce their rights against us or our directors or our controlling stockholder than it would be for stockholders of a U.S. company.

Our bylaws restrict the ability of non-Mexican stockholders to invoke the protection of their governments with respect to their rights as stockholders.

As required by Mexican law, our bylaws provide that non-Mexican stockholders shall be considered as Mexicans with respect to their ownership interests in Bachoco and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican stockholder is deemed to have agreed not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the stockholder’s rights as a stockholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. federal securities laws, with respect to its investment in Bachoco. If you invoke such governmental protection in violation of this agreement, your Shares could be forfeited to the Mexican government.

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

We are organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. As a result, it may be difficult for investors to affect service of process within the United States on such persons or to enforce judgments against them. This pertains also to any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts of liabilities based solely on the U.S. federal securities laws.

Non-Mexican stockholders may not be entitled to participate in future preemptive rights offerings.

Under Mexican law and our bylaws, if we issue new Shares for cash as part of a capital increase, we must grant our stockholders the right to purchase a sufficient number of Shares to maintain their existing ownership percentage in the Company (“preemptive rights”). We can allow holders of ADRs in the United States to exercise preemptive rights in any future capital increase only in one of the following two circumstances: (i) we file a registration statement with the SEC with respect to that future issuance of Shares; or (ii) the offering qualifies for an exemption from the registration requirements of the Securities Act of 1933, as amended.

We make no promises that we will file a registration statement with the SEC to allow holders of ADRs in the United States to participate in a preemptive rights offering. As a result, the equity interests of such holders in the Company may be diluted proportionately. In addition, under current Mexican law, it is not practicable for the depositary to sell preemptive rights and distribute the proceeds from such sales to ADR holders.

ITEM 4. Information of the Company

A.	History and Development of the Company

The Company was legally formed in Mexico as Industrias Bachoco, S.A. de C.V., on April 17, 1980, in Obregon, State of Sonora, Mexico, and is frequently referred to as Bachoco.

We are incorporated under the laws of the United Mexican States, but we have operations in both Mexico and the U.S. Our principal executive offices are located in Mexico at Avenida Tecnologico 401, Ciudad Industrial, zip code 38010, Celaya, State of Guanajuato, Mexico, and our telephone number is +52 (461) 618 3500.

Our investor relations department is located at the address above, and can be reached at: email: Inversionistas@bachoco.net; telephone: +52 (461) 618 3555.

Our main business line is poultry, which includes chicken and eggs. The Company also produces and sells a wide range of other products that include, but are not limited to, balanced feed, live swine, beef and turkey value-added products.

Important events in the development of the Company’s business

We were founded in 1952 and have grown from a small commercial table egg operation in the state of Sonora into a vertically integrated Company and the leading poultry company in Mexico as well as, in our opinion, one of the most important poultry companies worldwide.

In 1963, we started operations in the cities of Navojoa, Los Mochis and Culiacan, producing just table eggs. In 1971, we commenced the production of chicken in an operating facility that we opened in the city of Culiacan.

In 1974, we established a new complex in Celaya, Guanajuato, Mexico. Our products were widely accepted in that region, which led us to open offices and distribution centers in Mexico City. In 1993, we moved our headquarters from the Obregon to Celaya city, and opened a new complex in the city of Tecamachalco, in the Southeast of Mexico.

In 1994, we continued expanding our coverage, this time with a new complex in Lagos de Moreno city, in the Western Mexico. By 1994, we had four productive complexes strategically located throughout Mexico and an important presence in the Mexican poultry market share.

In September 1997, we began trading on the Mexican Stock Exchange (or “BMV”) and on the NYSE, through our ADR Level III Facility.

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

In 2007, through a business agreement with Grupo Libra and Grupo Agra we entered in a new business, the sales of turkey and beef value-added products, and increased our production capacity of table eggs. Both Companies are located in Northeast Mexico.

In 2009, we made diverse business agreements with companies located at the Northeast of Mexico. Specifically, to improve capacity and efficiency in our Northeast production complex headquartered in Monterrey, we (i) acquired the assets of a balanced feed mill and a soybean processing plant from Productora de Alimentos Pecuarios de Nuevo Leon; (ii) acquired the assets of a chicken processing plant from Avi Carnes Monterrey; (iii) entered into agreements to rent breeder farms and egg incubation plants from Reproductoras Asociadas, and one-day-old breeder capacity farms and egg incubation plants from Produccion Avicola Especializada; and (iv) made arrangements with contract growers to acquire their inventories.

In August 20, 2011, we acquired Trosi de Carnes, S.A. de C.V. (or “Trosi”); this facility is located in Monterrey, Northern Mexico. Trosi produces and sells processed beef and chicken.

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

In July 2013, the Company reached an agreement to acquire the Arkansas breeding assets of Morris Hatchery Inc., a U.S. company. These assets comprise mainly of equipment and bird inventory (laying hens that produce hatching eggs).

On June 20, 2014, we entered into an option agreement with Morris Hatchery, Inc. that gives us the right to purchase Morris Hatchery Inc.’s hatching egg operations located in Gillsville, Georgia once Morris Hatchery Inc.’s contractual obligations with its current customers have concluded. As of December 31, 2014, Morris Hatchery Inc.’s contractual obligations had not yet concluded. Once the option becomes exercisable, and we choose to exercise it, we expect the purchase to take place prior to December 31, 2015.

See Note 12 of our Audited Consolidated Financial Statements for more detail.

Capital Expenditures

We finance most of our capital expenditures with resources generated by our operations.

The following is a summary of the capital expenditures incurred by the Company during the periods covered by this Annual Report with the amounts having been computed under IFRS.

Our capital expenditures in 2014 totaled $1,241.1 million, which was mainly allocated to projects geared towards the alleviation of some bottleneck in our operating processes, thereby increasing production, productivity improvements and the replacement of the transportation fleet used in our operations in Mexico and the U.S.

In 2013, we made capital expenditures of $587.4 million, which were mainly allocated toward productivity projects in our chicken farms and in some of our processing plants, increasing eggs production capacity, additional IT systems, and replacement of part of our transportation fleet in accordance with our replacement program and of other equipment in all of our facilities.

In 2012, we made capital expenditures of $951.8 million, which were used for the replacement of our transportation fleet, the completion of certain expansion projects and the implementation of productivity projects across all of our facilities in both the U.S. and Mexico.

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

In Mexico, our core business is poultry (chicken and egg products), but we also produce and sell a wide range of other products which we refer to as “other business lines” which include, among others, the production and selling of balanced feed, live swine, beef and turkey value-added products, as well as a laboratory that produces vaccines for the poultry industry as well as other similar industries.

Sales generated by these other business lines, except for balanced feed sales and live swine sales, each on an individual basis, do not represent more than 1.0% of our total sales.

In the United States, our sole business line is chicken products.

In the recent years, we have not experienced material changes in the development or production of our products.

Principal Markets

We operate mainly in Mexico and in the U.S. We estimate that we are the biggest producer of chicken products in Mexico. Based on our internal estimates, we currently account for approximately 35.0% of the Mexican chicken production market and are the second largest producer of eggs with an estimated market share of approximately 5.0%. We currently estimate that we have a 2.8% market share in the balanced feed products.

As noted previously, in the U.S. we produce and distribute chicken products only. Based on our internal estimates, we currently account for approximately 2.0% of this market.

The following table sets forth, for each of the periods indicated, our net revenues by main product lines as a percentage of total net revenues, as of December 31, 2014, 2013 and 2012:

NET REVENUES BY BUSINESS LINES

In millions of pesos, for the year ended December 31,

	2014		2013		2012
	$	%	$	%	$	%
Net Revenues	41,779.1	100.0	39,710.7	100.0	39,367.5	100.0
Poultry	37,994.7	90.9	35,943.9	90.5	35,797.2	90.9
Others	3,784.4	9.1	3,766.8	9.5	3,570.3	9.1

Our poultry business is our largest business line in terms of revenues. Within our poultry business, our main products are chicken and eggs, which are described in more detail in the following paragraphs. Within our “Others” segment, our main product is balanced feed, which is also described in more detail in the following paragraphs.

Overview of the Chicken Industry in Mexico

According to the UNA, chicken products are the main source of protein consumed in Mexico.

Mexico is among the ten main chicken producers worldwide, with an estimated production of 3,025.1 thousand tons of chicken meat in 2014, and a per capita consumption of 25.9 kilograms a year in 2014, an increase of 3.0% when compared to 25.1 kilograms a year in 2013.

Fresh chicken is the most popular meat consumed in Mexico. According to the UNA, more than 90% of chicken is sold fresh, and just a small percentage is sold frozen and with value added (marinated, breaded, partially cooked and fully cooked, among others). These products have found limited acceptance among Mexican consumers due to historical consumer preferences for fresh chicken.

We estimate that we are Mexico’s largest chicken producer with around 35.0% share of the chicken production market, and when combined with our two largest vertically integrated competitors in Mexico, we account for approximately 59.0% of total Mexican poultry production.

According to the USDA, Mexico is a main destination for U.S. chicken exports. Chicken imports from the U.S. have increased from 204.1 thousand tons in 2008 (when restrictions for leg quarters imports were phased out in January 2008) to approximately 416.9 thousand tons in 2014. In particular, in 2014, chicken imports from the U.S. increased 7.9% when compared to 2013. This increase was due to the increase in Mexican demand and lower price levels in the U.S. and other foreign markets.

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

We operate in all six of these chicken categories; our product mix varies from region to region, reflecting different consumption and distribution patterns.

SALES AND VOLUME OF CHICKEN BY CATEGORY
In 2014	Industry /volume (1)	Bachoco /volume	Bachoco /sales
Live	n/a	36%	30%
Public market	n/a	12%	12%
Rotisserie	n/a	26%	26%
Supermarket	n/a	4%	4%
Chicken parts	n/a	11%	13%
Value-added products	n/a	11%	15%
In 2013	Industry /volume(2)	Bachoco /volume	Bachoco /sales
Live	33%	36%	29%
Public market	19%	13%	13%
Rotisserie	26%	26%	27%
Supermarket	12%	5%	5%
Chicken parts	6%	12%	15%
Value-added products	4%	8%	11%
In 2012	Industry /volume(2)	Bachoco /volume	Bachoco /sales
Live	33%	36%	30%
Public market	19%	13%	13%
Rotisserie	26%	27%	28%
Supermarket	12%	5%	5%
Chicken parts	6%	10%	12%
Value-added products	4%	8%	11%
(1)	Industry information for 2014 is not available as of the date of this report.
(2)	Source: UNA.

Overview of the Chicken Industry in the U.S.

According to the USDA and the UNA, chicken is the main protein consumed in the U.S., but unlike in Mexico, most of the chicken is sold to producers uncut, and the cuts are mainly sold frozen and with value-added (more than 85%). This is due to a large increase in demand for the three main components of chicken: the breast, wing, and leg quarters.

The U.S. is the world’s largest producers of chicken. Its annual production is estimated at 17.5 million tons or 38.5 billion pounds in 2014 a 1.9% increase over the 17.2 million tons produced in 2013, and its per capita consumption is also one of the highest worldwide, per annum, estimated at 37.9 kilograms (around 83.4 pounds).

The U.S. chicken industry is more consolidated and vertically integrated. Most producers of chicken use state-of-the-art technology in their processes. It is estimated that the main three chicken producers account for 45.6% of the total chicken production in the U.S.

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

There is an estimated per capita consumption of around 22.0 kilograms for 2014, a 1.5% increase when compared to 21.7 kilograms in 2013.

Mexico’s 2014 annual egg production is estimated at 2,571.3 million tons, an increase of 2.5% as compared with 2,532.0 million tons produced in 2013.

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

We estimate that we are the second largest producer of table eggs in Mexico. In 2014 and 2013, we produced 4.9% and 5.6%, respectively, of the total eggs produced in Mexico in terms of tons. We sell both brown and white eggs. We estimate that we are the largest producer of brown eggs in Mexico, and the largest marketer of packaged eggs with brand identification.

In 2014, 2013 and 2012, the volume sold in the table eggs category in the Mexican industry and by the Company was:

SALES AND VOLUME OF EGG BY CATEGORY

In 2014	Industry /volume (1)	Bachoco /volume	Bachoco /sales
Bulk	n/a	31%	28%
Packaged	n/a	69%	72%
Processed	n/a	0%	0%
In 2013	Industry /volume (2)	Bachoco /volume	Bachoco /sales
Bulk	82%	40%	36%
Packaged	14%	60%	64%
Processed	4%	0%	0%
In 2012	Industry /volume (2)	Bachoco /volume	Bachoco /sales
Bulk	80%	42%	38%
Packaged	14%	58%	62%
Processed	6%	0%	0%
(1)	Industry information for 2014 is not available as of the date of this report.
(2)	Source: UNA.

Overview of the Balanced Feed Market in Mexico

According to CONAFAB, Mexico is among the ten biggest producers of balanced feed worldwide.

According to CONAFAB, it is estimated that 29,767 thousand tons of balanced feed were produced in Mexico in 2014, a slight increase from 29,120 thousand tons of balanced feed produced in 2013.

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

In 2014, CONAFAB estimated that the production mix between commercial and integrated was about 38% and 62%, respectively. This mix has not changed much over the past several years.

The following table sets forth, for each of the periods indicated, our net volume sold of balanced feed:

BALANCED FEED VOLUME SOLD
Thousands of tons	Production (1)	Bachoco’s Production	Estimated Market Share
2014(2)	11,269	320	2.8%
2013	10,940	316	2.9%
2012	10,914	351	3.2%

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

Pricing for chicken and eggs products

Chicken and eggs are considered a commodity item. Changes to the supply or demand and changes in raw material prices can directly impact sale prices, and, as a result, affect the profitability of main producers. Another factor that impacts chicken pricing mainly in U.S. is the international demand.

Main Raw Materials and Sources of Supply

As a vertically integrated company our processes start in our main business lines with production of balanced feed, as well as with the buying of grandparent breeder flocks.

Our production of chicken processes start with the purchasing of one-day birds called “grandparent” birds. These birds are raised to maturity in our farms where fertile eggs are produced to continue through our production processes. Grandparent birds are bought mainly in the U.S. and also in some other countries from genetic bird firms.

The largest single component of our cost of sales is the cost of balanced feed raw materials, mainly grain (corn and sorghum), as well as soybean meal, used to prepare balanced feed. We operate our own feed mills to produce balanced feed for both individual business consumption as well as to sell to third parties.

The prices of these ingredients are subject to significant volatility resulting from weather, the size of harvests, transportation and storage costs, governmental agricultural policies, currency exchange rates and other factors. The Company engages in hedging of its feed costs in order to assure a more stable cost of grains.

In Mexico, domestic crops are limited, therefore a large percentage of our raw materials are imported from the U.S. In 2014, in terms of volume, we bought approximately 52.6% of our total grain from the domestic market and the remaining 47.4% from the U.S.

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

We distribute products from our processing plants to our cold-storage facilities and warehouses, which serve as a midpoint in distribution to wholesalers and local customers. From our cold-storage facilities, we service wholesalers and retailers and transport certain products directly to supermarkets and food-service operations. Our distribution infrastructure includes more than 64 cold-storage warehouses and facilities and a large fleet of vehicles.

Marketing and Distribution of Chicken Products in the U.S.

Our U.S. operations, which lie across the River Valley area in Arkansas and Oklahoma, produce only chicken products. Those plants mainly supply grocery retailers, food service distributors, national accounts and commodity customers throughout the U.S. The U.S. complex also services the foreign market and exports to several countries including various Asian countries, Russia and Mexico. Our distribution line through this plant is handled mainly through third parties.

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

Marketing and Distribution of Balanced Feed in Mexico

Our production of balanced feed to third parties accounts for a wide range of products; we produce balanced feed products mainly in the poultry industry, but we also produce in other markets such as dogs, cattle, swine and fish, among other species.

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

We own the rights to a wide range of brands that we use to market our products. These rights are renewed every ten years.

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

Antitrust Regulations

In Mexico, the Ley Federal de Competencia Economica (“Mexican Economic Competition Law” or “LFCE”), regulates monopolies and monopolistic practices.

Under this law, Mexican producers, including Bachoco are required to notify the Comision Federal de Competencia Economica (“Competition Federal Commission or “COFECE”) of all proposed transactions exceeding specified threshold amounts as set forth in the Mexican Economic Competition Law. The COFECE can impose conditions on, and prevent or unwind, any such transactions by Mexican companies. We have complied with all requirements under this law. In December 2009, Mexico’s COFECE published a notice announcing an investigation of the Mexican poultry sector regarding possible monopolistic business practices. No specific companies were cited as conducting business in this manner. We, along with other Mexican producers and distributors, were required to provide information to the commission during the following years. As a result of this investigation, COFECE imposed several fines on us for supposedly having certain practices where the price of chicken was manipulated.

In all cases, the Company disagreed with the COFECE’s resolution and appealed all of the resolutions according to the provisions of Mexican law in order to assert our rights as a company that contributes to the development of the country and to a free market.

As of the date of this Annual Report, these files remain open; the COFECE is evaluating our impugnation and is expected to release a response in the upcoming months. The Company has recorded a provision for the amount that it currently expects to be responsible for.

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

In February of 2011, the Secretaria Mexicana de Economia (or “Mexican Ministry of the Economy”) initiated an antidumping investigation focusing exclusively on imports of leg quarters to Mexico from the U.S. This investigation was requested by Bachoco and by two other Mexican poultry companies.

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

Environmental and Sanitary Regulation

The chicken industry is subject to government regulation in the health and environmental safety areas, including provisions relating to water and air pollution and noise control. Below is a description of the principal laws and administrative authorities in these areas in Mexico and the U.S.:

-	Mexico. The Servicio Nacional de Sanidad Inocuidad y Calidad Alimentaria (Mexican Sanitary Authority or “SENASICA”), the Ley General de Equilibrio Ecologico y Proteccion Ambiental (General Law of Ecological Balance and Environmental Protection) and the Secretaria del Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources or “SEMARNAT”).

-	The United States. The USDA, the Centers for Disease Control, the Environmental Protection Agency (“EPA”), the U.S. Department of Homeland Security (or “DHS”) and the U.S. Department of Labor (or “DOL”).

All of these laws or regulations can bring administrative and criminal proceedings against companies that violate environmental and safety laws and regulations, and after certain administrative procedures, such violations can result in the closure of non-complying facilities.

The Company provides information to these authorities on a regular basis or whenever required to assure the Company’s compliance thereof. Our Mexican and U.S. subsidiaries are also in compliance with all current regulations and are constantly monitored to ensure compliance in case of any changes in the regulatory environment.

The Comision Nacional del Agua (CONAGUA, for its Spanish acronym) imposed fines on the Company for infractions the Company supposedly committed when extracting water from wells and other sources for livestock use. The Company is appealing the imposition of these fines and has registered a provision for the amount that it will probably pay.

C.	Organizational Structure

The Company is a holding company with no operations other than holding the stock of its subsidiaries. Our main operating subsidiaries are BSACV and Bachoco USA (the holding company for OK Foods), which own our main operating assets.

In 2014, our subsidiary BSACV accounted for 62.1% of consolidated total assets and 71.9% of total consolidated sales and our subsidiary Bachoco USA, accounted for 11.9% of consolidated total assets and 21.4% of total consolidated sales.

All of our subsidiaries are directly owned by us in the percentages listed below. The following table shows our main subsidiaries as of December 31, 2014, 2013 and 2012:

PERCENTAGE EQUITY INTEREST
			As of December 31,
Subsidiary	Country	2014	2013	2012
Aviser, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco Comercial, S.A. de C.V.	Mexico	99.99	99.99	99.99
Campi Alimentos, S.A. de C.V.	Mexico	99.99	99.99	99.99
Operadora de Servicios de Personal, S.A. de C.V.	Mexico	99.99	99.99	99.99
PEC LAB, S.A. de C.V., and subsidiary	Mexico	64.00	64.00	64.00
Secba, S.A. de C.V.	Mexico	99.99	99.99	99.99
Sepetec, S. A. de C.V.	Mexico	99.99	99.99	99.99
Servicios de Personal Administrativo, S.A. de C.V.	Mexico	99.99	99.99	99.99
Induba Pavos, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco USA, LLC. and subsidiary	U.S.	100.00	100.00	100.00

Bachoco USA is a subsidiary incorporated on March 2, 2012 to serve as the holding company for O.K. Industries, Inc., the American poultry company we acquired in November 2011.

For more detail regarding the Company’s subsidiaries, see Note 5 of our Audited Consolidated Financial Statements included herein.

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

The following table indicates Bachoco’s production facilities and the number of each type of facility both in Mexico and the U.S., as of December 31, 2014:

BACHOCO’S FACILITIES

	Number of Facilities:
Facilities	In Mexico	In The U.S.
Chicken breeding farms	160	101
Broiler grow-out farms	508	328
Broiler processing plants	8	2
Hatchery	22	3
Egg production farms	107	0
Swine breeding farms	1	0
Swine grow-out farms	19	0
Feed mills	18	2
Further process plants	4	2

Bachoco’s facilities in Mexico

In the past, our facilities in Mexico were grouped in several complexes with main offices in Merida, Coatzacoalcos, Tecamachalco, Celaya, Lagos de Moreno, Monterrey, Gomez Palacios, Culiacan and Hermosillo. In 2014, we implemented a new structure whereby our facilities are now grouped according to “business units” where each business unit is responsible not only for the production process but also customer service in an assigned region.

Our eight processing plants process around 10.5 million chickens per week and our laying farms produce around 11 thousand tons of commercial eggs each month.

Four of the eighteen feed mill plants are dedicated to the production of balanced feed for sales to third parties and the remaining fourteen are dedicated mainly to internal consumption. We produce around 27 thousand tons of balanced feed per month for sale to third parties.

We own other facilities, including two poultry manure-processing plants. We also own a laboratory that produces vaccines for the poultry industry, which we mainly use for internal purposes but we also sell some vaccines to third parties.

Expansion, Construction or Issues Related to Our Facilities in Mexico

During 2014 we undertook several projects to alleviate bottlenecks, thereby increasing production, in some of our production centers. For instance, we are increasing our live chicken production capacity in the state of Chiapas and in other southern states. At the same time, we are increasing our processing capacity in our processing plants located in central Mexico.

In 2013, several of our breeder farms located in the state of Guanajuato were affected by an outbreak of avian influenza type H7N3. As a result, the Company experienced a reduction in chicken volume sold of around 4.0% for the year. Once the outbreak was under control, the Company was able to gradually recover its production level. However, in 2014, most of these facilities closed and their production was replaced though our U.S. operations.

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

Bachoco’s facilities in the U.S.

We have facilities across the River Valley area in Arkansas and Oklahoma. We process around 3 million chickens per week in those facilities. Our offices are in Fort Smith, Arkansas. Our slaughter and deboning plants and feed mills are located in Fort Smith and in Heavener, Oklahoma. We have further-processing plants to produce value-added chicken products in Fort Smith and Muldrow, Oklahoma; hatcheries in Fort Smith, Heavener and Stigler, Oklahoma; broiler research farms, in Greenwood, Arkansas and Hartford, Arkansas; and our cooler storage and distribution center, in Muldrow.

Expansion, Construction or Issues Related with Our Facilities in the U.S.

In July 2013, the Company reached an agreement to acquire the Arkansas breeding assets of Morris Hatchery Inc., comprised mainly of equipment and bird inventory. This facility has a production capacity of around 350 thousand laying hens that produce hatching eggs.

On June 20, 2014, we entered into an option agreement with Morris Hatchery, Inc. that gives us the right to purchase Morris Hatchery Inc.’s hatching egg operations located in Gillsville, Georgia once Morris Hatchery Inc.’s contractual obligations with its current customers have concluded. As of December 31, 2014, Morris Hatchery Inc.’s contractual obligations had not yet concluded. Once the option becomes exercisable, and we choose to exercise it, we expect the purchase to take place prior to December 31, 2015.

See Note 12 of our Audited Consolidated Financial Statements for more detail.

The Company plans to continue with several projects, primarily in Mexico, gradually increasing our chicken and egg production in the next few years.

ITEM 4.A. Unresolved Staff Comments

None

ITEM 5. Operating and Financial Review and Prospects

A.	Operating Results

In January 2009, the CNBV published certain amendments to the Rules for Public Companies and other participants in the Mexican Securities Market that require public companies to report financial information in accordance with IFRS as issued by the IASB, effective as of January 1, 2012.

Following these amendments, for the year ended December 31, 2012, we adopted IFRS, with January 1, 2011 as our transition date. Thus, we timely issue our periodic reports under IFRS, meeting all of the CNBV requirements.

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

Year 2014 Overview

In 2014, we posted improvements in our total sales and operating margins, each as compared to previous year.

These improvements were the result of external and internal conditions. Externally, we benefitted from (i) a decrease in corn prices, our main raw material, which in turn resulted primarily from an increase in production both in Mexico and in the U.S., (ii) solid chicken prices and (iii) balanced supply and demand for most of the year.

Internally, as a result of the implementation of several projects, the Company is now in place to be closer to our customers and better understand and attend to their needs. We have now aligned our business units to better run our production process and better serve the needs of our customers.

Macroeconomic Conditions in Mexico

The Mexican economy experienced GDP growth of 2.1% in 2014, which was below expectations but higher than the growth rate reached in 2013. In addition, the inflation rate remained low at 4.08%.

In terms of the Mexican peso-dollar exchange rate, while it remained stable through most of the year, there was an increase in volatility towards the end of the year, leading the Mexican peso-dollar exchange rate to depreciate 11.2% in 2014, with respect to the exchange rate in effect on December 31, 2013.

The Mexican peso-dollar exchange rate depreciation that occurred at the end of 2014 had no material effect on our financial results, primarily, for the following reasons:

a) Approximately 20% of our sales correspond to our U.S. operations and are denominated in dollar terms. Therefore, these sales were positively affected by the Mexican peso-dollar exchange rate depreciation when preparing our results in Mexican peso terms.

b) Only 9% of our total debt for the year ended December 31, 2014 was denominated in U.S. dollars.

c) The increase in the cost of our raw materials purchased in dollars, which occurred as a result of the Mexican peso-dollar exchange rate depreciation, was offset by a decrease in our unit production cost due to the overall decline in the prices of our main raw materials, such as grain and soybean meal.

According to UNA estimates, in 2014, the volume of chicken and eggs produced in Mexico grew approximately 4.0% and 2.5%, respectively, which means the Mexican poultry industry resumed its growth during 2014 after seeing a reduction in production in 2013 due to an outbreak of the avian flu.

Operating Performance

All figures discussed below are information for 2014, with comparative figures of 2013, prepared in accordance with IFRS and are presented in millions of pesos unless otherwise indicated. This information should be read in conjunction with our Audited Consolidated Financial Statements.

The following table sets forth selected components of our results of operations for each of the periods indicated:

INCOME STATEMENT DATA

In millions of pesos, for the years ended December 31,

	2014	2013	2012
	$	$	$
Net revenues	41,779.1	39,710.7	39,367.4
Cost of sales	32,495.0	33,176.6	33,318.2
Gross profit	9,284.1	6,534.1	6,049.2
General, selling and administrative expenses	3,781.3	3,291.0	3,396.7
Other income (expenses), net	(160.9)	30.7	(23.8)
Operating income	5,341.9	3,273.8	2,628.8
Net finance income	246.9	118.4	165.0
Income tax	1,656.1	1,350.4	602.0
Controlling interest	3,926.9	2,038.4	2,184.6
Non-controlling interest	5.7	3.4	7.2
Profit for the year	3,932.7	2,041.8	2,191.8
Basic and diluted earnings per share(1)	6.55	3.40	3.65
Basic and diluted earnings per ADR(2)	78.54	40.84	43.80
Dividends per Share(3)	0.00	1.584	0.50
Weighted average Shares outstanding(4)	599,955	599,993	598,960
(1)	Calculated based on the weighted average number of basic and diluted shares. No potentially dilutive shares exist in any of the years presented, for which reason, basic and diluted earnings per share are the same.
(2)	Each ADR represents twelve shares.
(3)	Dividends per share have been computed by dividing the total amount of dividends paid by the weighted average shares outstanding.
(4)	In thousands of shares.

Operating Results 2014 vs 2013

The following table sets forth, for each of the periods indicated, our net revenues by main product lines as a percentage of total net revenues, in each period:

NET REVENUES BY BUSINESS LINES

In millions of pesos

	2014		2013		Change
	$	%/sales	$	%/sales	$	%
Net Revenues	41,779.1	100.0	39,710.7	100.0	2,068.4	5.2
Total Poultry	37,994.7	90.9	35,943.9	90.5	2,050.8	5.7
Others	3,784.4	9.1	3,766.8	9.5	17.6	0.5

NET REVENUES BY GEOGRAPHY

In millions of pesos

	2014		2013		Change
	$	%/sales	$	%/sales	$	%
Net Revenues	41,779.1	100.0	39,710.7	100.0	2,068.4	5.2
In Mexico	33,340.6	79.8	31,193.3	78.6	2,147.3	6.9
In the U.S.	8,438.5	20.2	8,517.4	21.4	(78.9)	(0.9)

Net Revenues

Net sales in 2014 totaled $41,779.1 million, $2,068.4 million more, or a 5.2% increase, in net sales, when compared to the $39,710.7 million in net sales reported in 2013. This increase was mainly due to a higher volume sold and stable demand in our core business lines.

In 2014, sales of our U.S. operation represented 20.2% of our total sales, compared to 21.4% in 2013. During 2014, we slightly reduced the volume produced in our U.S. operation, mainly to increase efficiencies, and our U.S. operation reached an historical level of operating income and EBITDA.

The Company’s sales of chicken products increased 7.1% in 2014, mainly as a result of a 6.2% increase in volume and a 0.9% increase in chicken prices.

Egg sales decreased 9.8% in 2014, as a result of a 10.3% decrease in volume sold.

Sales of balanced feed decreased 4.2% in 2014, resulting from a 5.4% decrease in prices, which was partially offset by a 1.4% increase in volume sold. In particular, sales of pet-food products increased one year after we opened our own facility for the production of pet-food products.

In 2014, the other business lines showed good performance; in particular, sales of swine were strong, as prices were high for most of 2014.

The following table sets forth a breakdown of our operating results for each of the periods indicated:

COST OF SALES

	2014		2013		Change
	$	%/sales	$	%/sales	$	%
Cost of sales	32,495.0	77.8	33,176.6	83.6	(681.6)	(2.1)
Poultry	29,329.1	70.2	29,847.7	75.2	(518.6)	(1.7)
Others	3,165.9	7.6	3,328.9	8.4	(163.0)	(4.9)

Our total cost of sales decreased $681.6 million or 2.1% in 2014, when compared to the previous year.

This decrease was mainly driven by a decline in our cost of sales per unit, equivalent to a decline of $2,025.9 million, in our total cost of sales, mainly due to a reduction in the cost of our main raw materials, which represented $1,876.2 million or 92.6% of the total decrease. This decrease was partially offset by an increase of 4.0% in volumes sold, which represented a $1,369.7 million increase in our total cost of sales. The increase in volume was primarily the result of an increase in our sales of chicken products (within our poultry segment), as we did not experience the avian influenza outbreak that affected our chicken production in 2013.

The largest single component of our cost of sales is the cost related to our balanced feed raw materials), which has accounted for approximately 68% of our total cost of sales in the last few years. The main components of our balanced feed raw materials are corn, sorghum and soybean meal and all of the components of raw materials are subject to high volatility caused by supply, weather conditions and exchange rates, among others.

Besides balanced feed costs, the cost of sales includes other factors such as salaries and wages and energy costs. These two factors represented approximately 8.5% and 5.0% of our total cost of sales, respectively, in the last few years.

There are many other factors with much smaller contributions to the overall cost of sales. All of these secondary factors individually registered immaterial changes from 2013 to 2014.

GENERAL, SELLING AND ADMINISTRATIVE EXPENSES

	2014		2013		Change
	$	%/sales	$	%/sales	$	%
Total SG&A	3,781.3	9.1	3,291.0	8.3	490.3	14.9

In 2014, general, selling and administrative expenses totaled $3,781.3 million, compared to $3,291.0 million in 2013, representing an increase of $490.3 million or 14.9%. About 25% of this increase was attributed to more volume sold.

The rest of this increase was the result of several projects the Company implemented to improve its go-to-market strategy and supply chain procedures, as well as the implementation of a new structure aimed at improving our closeness to our customers and increasing our flexibility in order to better serve our customers.

We expect to experience the majority of the benefits resulting from of these projects in the upcoming years.

In 2014 and 2013, our general, selling and administrative expenses represented 9.1% and 8.3% of total sales respectively.

The main components that comprised our general, selling and administrative expenses in the past few years are the following: freight and transportation equipment expenses (about 36%), labor (about 32%) and publicity (about 4.5%), with no significant variation in these percentages.

OTHER INCOME (EXPENSE) NET

	2014		2013		Change
	$	%/sales	$	%/sales	$	%
Other income (expense) net	(160.9)	(0.4)	30.7	0.1	(191.6)	(624.0)

Other income (expense) includes mainly the gains and losses on sales of unused fixed assets as well sales of hens and other by-products.

In 2014 we recognized other net expenses of $160.9 million and in 2013 we recorded other net income of $30.7 million, notably from an extraordinary gain on the sale of the land at one of our farms in the southern region of the country. In 2014, as per our usual results, we had a net expense position resulting from provisions related to (1) sales of unused fixed assets and (2) regulatory fines. See note 29 of our Audited Consolidated Financial Statements for further detail.

OPERATING INCOME

	2014		2013		Change
	$	%/sales	$	%/sales	$	%
Operating Income	5,341.9	12.8	3,273.8	8.2	2,068.1	63.2

Operating income in 2014 totaled $5,341.9 million, this represented an increase of $2,068.1 million or 63.2%, when compared to the operating income of $3,273.8 million reached in 2013. This increase is mainly attributed to an increase in sales and a reduction in cost of sales.

The operating margin in 2014 and 2013 were 12.8% and 8.2% respectively.

NET FINANCE INCOME

	For the year ended December 31,
	2014	% over	2013	% over	Change
	$	sales	$	sales	$	%
Net Finance Income	246.9	0.6%	118.4	0.3%	128.5	108.5
Financial Income	367.2		344.8		22.4	6.5
Financial Expense	120.3		226.4		(106.1)	(46.9)

In 2014, we reported net financial income of $246.9 million, compared to net financial income of $118.4 million in 2013. This increase was mainly due to the 46.9% decrease in our financial expense driven by lower commissions and financial expenses.

Financial income of $246.9 million in 2014 was mainly attributable to a $347.4 million of interest income and a $19.9 million in foreign currency exchange gain. This gain was partially offset by $87.6 million in interest expense and a $30.5 million in commissions and financial expenses.

Financial income of $344.8 million in 2013 was mainly due to $314.2 million of interest income and a $28.1 million in foreign currency exchange gain. This gain was partially offset by $97.0 million in interest expense and $129.3 million in commissions and financial expenses.

For more details see Note 28 to our Audited Consolidated Financial Statements.

The following table sets forth our tax position for each of the periods indicated and is described in more detail in Note 20 to our Audited Consolidated Financial Statements included herein:

TOTAL INCOME TAX

	For the year ended December 31,
	2014	2013	Change
	$	$	$	%
Total income taxes (benefit) expense,	1,656.1	1,350.4	305.7	22.6
Current income tax in Mexico	1,211.0	1,227.3	(16.3)	(1.3)
Deferred income tax in Mexico	230.3	147.4	82.9	56.3
Current income tax in U.S.	165.0	0.0	165.0	NA
Deferred Income tax in the U.S.	49.8	(24.3)	74.1	NA

In 2014, total income tax expense was $1,656.1 million, compared to income tax expense of $1,350.4 million in 2013. This increase is mainly attributable to $165.0 million of current income taxes in our U.S. operation and a $74.1 increase in deferred income taxes in our U.S. operation. The main reason for this increase in taxes in our U.S. operation is the improved in results in our U.S. operation in 2014 compared with 2013.

Through December 31, 2013, the Company was subject to a simplified tax regime, whereby its statutory tax rate was 21%. As a result of changes in the Mexican Tax Law enacted in 2013, such simplified regime was eliminated and beginning in 2014, the Company is subject to a new and equivalent regime named regime for agriculture, livestock, forestry and fisheries, which applies to companies exclusively dedicated to these activities and applies a 30% tax rate. The effects on deferred income taxes are reflected in tax expense in 2013 as the changes were enacted in 2013, resulting in a $674.8 million charge.

Deferred income tax liability in 2014 increased $346.1 million, as a result of the following movements in temporary differences during the year: an increase of $229.5 in accounts payable, $94.5 million for accounts receivable, $66.9 million for tax loss carry forwards, and $40.8 million for prepaid expenses. This increase was partially offset by decreases of $59.1 million for inventories, $75.6 million for property plant and equipment, and $16.1 million in other provisions.

The following table sets forth our profit for the year for each of the periods indicated:

PROFIT FOR THE YEAR

In millions of pesos	For the years ended December 31,
	2014	2013	Change
	$	$	$	%
Profit for the year attributable to:	3,932.7	2,041.8	1,890.9	92.6
Controlling interest	3,926.9	2,038.4	1,888.5	92.6
Non-controlling interest	5.7	3.4	2.3	67.7
Basic and diluted earnings per share [1]	6.55	3.40	3.2	92.6
Net income per ADR[1]	78.66	40.84	37.8	92.6

1 in pesos

As a result of the factors detailed above, our net income for 2014 totaled $3,932.7 million, or $6.55 per basic and diluted share ($78.66 per ADR), which is a $1,890.9 million or 92.6% increase when compared to $2,041.8 million in net income or $3.40 per basic and diluted share ($40.84 per ADR) reported in 2013.

Our consolidated net margin in 2014 was 9.4% compared to a consolidated net margin of 5.1% in 2013.

The following table shows reconciliation of EBITDA and EBITDA margin to consolidated net income for each of the periods indicated.

EBITDA RESULT

	For the years ended December 31,
	2014	2013	Change
	$	$	$	%
Net income	3,932.7	2,041.8	1,890.9	92.6
Income tax expense	1,656.1	1,350.4	305.7	22.6
Net finance income	(246.9)	(118.4)	(128.5)	108.5
Depreciation	805.7	816.7	(11.0)	(1.3)
EBITDA result	6,147.6	4,090.5	2,057.1	50.3
EBITDA margin (%)	14.7%	10.3%	-	-

EBITDA in 2014 and 2013 reached $6,147.6 and $4,090.5 million respectively, representing an EBITDA margin of 14.7% and 10.3%. These represent historically high results for the Company, mainly due to strong net sales together with decreases in cost of sales.

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

This increase in 2013 was mainly due to higher prices in our main products within each segment, which was partially offset by lower volume sold during the second and third quarters of 2013, as follows:

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

This decrease was mainly driven by a decline of 4.9% in volumes sold, which represented a $1,628.1 million decrease in our cost of sales. The decrease in volumes sold was primarily the result of a decrease in our sales of chicken products (within our poultry segment), as a consequence of the avian influenza outbreak that affected our chicken production.

The 4.9% decrease was partially offset by an increase of 4.7% in our production cost of sales per unit, which represented a total increase of $1,429.2 million in our cost of sales. The main factors that contributed to the increase in our production cost per unit were:

-	23.7% of the total increase, or $350.8 million, was due to a reduction in our chicken inventory as a result of the avian influenza outbreak.

-	18.8% of the total increase, or $278.9 million, was due to changes in our product mix.

-	24.2% of the increase, or $357.7 million, was due to a higher hatching eggs unit cost. As an integrated company, we normally use our own hatching eggs farms to produce chicken products, but as a result of the outbreak of the avian influenza that affected some of these facilities, we ended up having to buy more hatching eggs from third parties at a higher cost.

-	12.8% of the increase, or $189.1 million was due to an increase in the number of products bought from third parties.

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

The reduction was due to actuarial adjustments to our employees benefit plans, mainly actuarial gains recognized in the year. Variations in the rest of the components were minimal.

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

Net financial income in 2013 was $118.4 million, compared to net financial income of $165.0 million in 2012. This was mainly due to higher interest expenses.

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

The following table sets forth our tax position for each of the periods indicated:

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

Critical Tax and Accounting Policies

The following information is a summary of the fiscal and accounting policies that could materially affect the Company’s operations or investments.

Income Tax, Asset Tax and Flat Rate Business Tax, Year 2014

The Company and each of its subsidiaries file separate income tax returns. Through December 31, 2013, BSACV, the Company’s main subsidiary, was subject to the simplified regime, with a tax rate of 21%. Beginning in January 1, 2014, BSACV is now subject to a new regime for agriculture, livestock, forestry and fisheries, which applies to companies exclusively dedicated to these activities and applies a 30% tax rate.

Our subsidiary O.K. Industries is located in the U.S. and it has a different fiscal period than the rest of the subsidiaries located in Mexico. O.K. Industries’ fiscal year ends in April each year, while the rest of the Companies end in December.

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

Therefore, for fiscal year 2011 to 2013 the income tax rate was 21.0% for the simplified regime and 30.0% for the general regime. As of 2014, and in accordance with new regulations approved in 2013, the income tax for both regimes is 30.0%.

The income tax rate for OK Foods is 38.79%.

Recent changes in tax laws

The main impact on income taxes for the Company, resulting from the tax reform enacted in 2013, was the increase from 21% to 30% of the tax rate applicable to BSACV, the Company’s main subsidiary, and the limitation on the deductibility by 53% of expenditures for wages that are exempt income for the employees.

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

Non-current biological assets are valued at their production cost less accumulated depreciation or accumulated impairment losses, because the Company believes that there is no observable or reliable market for such assets. Also, the Company believes that there is no reliable method for measuring the fair value of non-current biological assets. Current biological assets are valued at fair value when there is an observable market, less sale expenses.

Aggregation of operating segments

The Company’s chicken and egg operating segments are aggregated into one reportable segment (Poultry) because they have similar products and services, production processes, types of customers, distribution methods, and regulatory frameworks.

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

Employee retirement benefits

The Company uses various assumptions to determine the best estimate for its employee retirement benefits. Assumptions and estimates are established in conjunction with independent actuaries. These assumptions include demographic hypotheses, discount rates and expected increases in remunerations and future permanence, among others. Although the assumptions are deemed appropriate, a change in such assumptions could affect the value of employee benefit liabilities and the results of the period in which such a change occurs.

Contingencies

Due to their nature, contingencies, defined as one or more future uncertain events that are not entirely under the control of the Company, can solely be resolved when they occur. The assessment of such contingencies requires the exercise of judgments to develop estimates on the possible outcomes resulting from such future events. The Company assesses the probability of loss due to lawsuits and other contingencies with the assistance of its legal advisors. These estimates are reconsidered periodically and at least annually.

B.	Liquidity and Capital Resources

We are a holding company with no significant operations of our own. Our principal sources of liquidity are:

-	The sales of our products through our subsidiaries in the Mexican and U.S. markets;

-	Credit lines we use from time to time; as of December 31, 2014 and 2013, the unused credit lines of the Company totaled $5,282.6 and $5,418.0 million, respectively. The Company did not pay any commission or charge for the unused credits.

-	The current Mexican bond issuance program available until August 2017. For more details, please refer to Item 12 (“Description of Securities Other than Equity Securities”) of this Annual Report.

TOTAL CASH, CASH EQUIVALENTS, PRIMARY AND DERIVATIVES FINANCIAL INSTRUMENTS

In millions of pesos	As of December 31,
	2014	2013	Change
	$	$	$	%
Total cash, cash equivalents, and primary and derivative financial instruments	11,968.3	7,732.7	4,235.6	54.8
Cash and cash equivalents	11,036.1	6,716.9	4,319.2	64.3
Primary financial and derivative financial instruments	932.3	1,015.8	(83.5)	(8.2)

In 2014, cash and cash equivalents, primary financial instruments and derivative financial instruments totaled $11,968.3 million, $4,235.6 million or 54.8%, more than $7,732.7 million recorded in 2013. The increase is mainly due to our strong operations in 2014.

ACCOUNTS RECEIVABLE

In millions of pesos	As of December 31,
	2014	2013	Change
	$	$	$	%
Total accounts receivable	2,976.5	2,321.8	654.7	28.2

Accounts receivable increased $654.7 million, or 28.2%, when compared to 2013. This increase is due to a $373.6 million increase of recoverable value added tax and other receivables as of December 31, 2014 when compared to 2013.

For more detail please see Note 9 of the Audited Consolidated Financial Statements.

ACCOUNTS PAYABLE

In millions of pesos	As of December 31,
	2014	2013	Change
	$	$	$	%
Total accounts payable	3,970.5	3,375.6	594.9	17.6

In 2014, accounts payable increased $594.9 million or 17.6% when compared to 2013. This increase is mainly due to a $492.5 million increase in payments to suppliers and $81.9 million of accrued expenses.

For more detail please see Note 18 of the Audited Consolidated Financial Statements.

TOTAL DEBT

In million of pesos	As of December 31,
	2014	2013	Change
	$	$	$	%
Total debt	2,450.5	2,067.8	382.7	18.5
Short-term debt (1)	798.0	557.6	240.4	43.1
Long-term debt (2)	152.5	10.2	142.3	1,395.1
Long-term debt (Local bond issue)	1,500.0	1,500.0	0.0	0.0

(1)	Includes notes payable to banks and current portion of long-term debt.
(2)	Does not include current installments of long-term debt.

As of December 31, 2014, total debt was $2,450.5 million, an increase of $382.7 million or 18.5% when compared to $2,067.8 million of total debt as of December 31, 2013. This additional debt was mainly short-term debt acquired low interest rates.

Most of our long-term debt consists of a Mexican bond issuance of $1,500.0 million in the second quarter of 2012, due in 2017. This bond accrues interest at the reference rate of 28-day TIIE (“Equilibrium Interbank Interest Rate”), plus accruing interest at TIIE + 0.60%. The funds obtained were used primarily used to pre-pay certain outstanding debt, some of which was previously incurred in our acquisition of OK Foods.

For details of maturity of our debt and the prevailing interest rates, see Note 17 of our Audited Consolidated Financial Statements.

WORKING CAPITAL

In million of pesos	As of December 31,
	2014	2013	Change
	$	$	$	%
Working Capital	15,196.5	10,953.6	4,242.9	38.7
Total current assets	20,852.0	15,397.5	5,454.5	35.4
Total current liabilities	5,655.5	4,443.9	1,211.6	27.3

The working capital in the table above was calculated as current assets minus current liabilities.

In 2014, our working capital increased $4,242.9 million or 38.7% when compared to year 2013, due primarily to increases in our level of cash, which in turn resulted from an increase in cash from operating activities and from financing activities.

We believe our current level of working capital is sufficient for the regular course of our operations. Nevertheless, our working capital needs may be susceptible to change, as they depend mainly on the cost of our main raw materials which affect our inventory cost, and on the amount of accounts payable. Our working capital can also change from one quarter to another as the cost of buying domestic raw material depends of the given harvest season.

CAPITAL EXPENDITURES
In millions of pesos, for the years ended December 31,
	2014	2013	2012
	$	$	$
Capital Expenditures	1,241.1	587.4	951.8

Most of the capital investments in the past years were financed with cash flows generated from our own operations.

In 2014, capital expenditures totaled $1,241.1 million, a significant increase when compared to the $587.4 million expended in 2013. In 2014, the Company implemented new projects for organic growth, aiming to alleviate certain bottlenecks in various processes, thereby increasing production, and to improve productivity in both of our U.S. and Mexican operations.

In 2013 and 2012, capital expenditures totaled $587.4 and $951.8 million respectively, incurred primarily in (i) the replacement of our transportation fleet and other equipment in our facilities, (ii) the completion of certain expansion projects (iii) the implementation of productivity projects in our chicken farms and in some processing plants, (iv) increasing eggs production capacity, and (v) additional IT systems. Our capital expenditures were lower in 2013 as compared with 2012 as we reduced our expansion projects.

The Company plans to carry out several projects, primarily in Mexico, to gradually increase our poultry production over the course of the next few years.

See Note 14 of our Audited Consolidated Financial Statements for more details.

OPERATING LEASES
In millions of pesos, for the years ended December 31,
	2014	2013	2012
	$	$	$
Operating Leases expense	311.6	286.0	290.1

We have entered into operating leases for certain offices, production sites, computer equipment, and vehicles. These agreements have terms ranging between one and five years and some of them contain renewal options.

See Note 23 to our Audited Consolidated Financial Statements for more information.

Financial Instruments

In the normal course of our business, we use various financial instruments to hedge exposure to financial risks involving fluctuations in currency exchange rates and commodity price risk in connection with fluctuations in the prices for our feed ingredients.

The main risk that the Company faces is the volatility in the Mexican peso-dollar exchange rate.

A large variation in Mexican peso-dollar exchange rate could affect our financial results, as a greater percentage of our sales are made in pesos, and a large percentage of our purchases of raw material are made in dollars.

As part of our normal operations, we purchase financial derivative instruments in order to ensure greater certainty for our purchases in U.S. dollars. We plan based on a six month period into the future and, depending on the expected uncertainty for that period, decide if it is economically advisable to purchase or sell any hedging instrument.

We have followed different strategies with respect to derivatives which involved call and put options in U.S. dollars. Our risk committee approves any change in policies and reviews the application of current policies.

See Note 8 to our Audited Consolidated Financial Statements for more information.

LIABILITIES IN FOREIGN CURRENCY

	As of December 31,
	2014	2013	Change
	$	$	$	%
Short-term liabilities in foreign currency(1)	221.3	392.7	(171.4)	(43.6)

(1) The foreign currency is dollars.

In 2014 our bank debt denominated in U.S. dollars totaled $221.3 million (equivalent to $15.0 million USD), $171.5 million or 43.6% lower than the $392.7 million pesos (equivalent to $30.0 million USD) in 2013. The short-term bank debt in U.S. dollars had an annual average interest rate of 1.10% in 2014, 1.49% in 2013.

The Company’s risk committee approves any change in policies and reviews the application of current policies.

At the end of 2014, we have assets denominated in U.S. dollars of $1,097.0 million pesos and liabilities of $2,691.1 million pesos, resulting in a net liability position of $108.1 million dollars (or $1,594.0 million pesos).

For more details see Note 8 and Note 17 to our Audited Consolidated Financial Statements.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

The most significant trends that might have a negative impact on the Company’s operating performance are the following:

-	We have seen a consistent, gradual increase of supply in both the Mexican and U.S. chicken markets, which might cause oversupply condition towards the second half of 2015.

-	The price of corn, which is one of our main raw materials, remains stable with low price estimates. If this trend continues, although it could positively affect our cost of sales, as production costs would decrease, it may force us to have to decrease the prices of our main products, and as a consequence, face a decline in our total revenues.

-	We might be affected by more aggressive competition from our Mexican peers, as the second and third largest competitors in Mexico are in the process of a merger that may be consummated in the first half of 2015.

-	We have observed a sharp increase in the Mexican peso-dollar exchange rate. High volatility or a substantial increase in this exchange rate could adversely affect our results of operations and margins.

-	Finally, we may also be negatively affected by any poultry sanitary issues that may arise in regions where our production centers are located, which may affect our production volumes and production costs.

E.	Off-Balance Sheet Arrangements

In 2014, except for our operating lease agreements, we do not have off-balance sheet arrangements that might have current or future effects on the Company’s financial condition. Disclosure of operating leases is included in this Annual Report in the Item 5-B.

F.	Tabular Disclosure of Contractual Obligations

Our major categories of indebtedness included the following:

-	As of December 31, 2014 and 2013, we had $133.7 and $16.4 million in current portion of long-term debt respectively.

-	Long-term debt to banks, excluding the current installments of long-term debt, as of December 31, 2014 and 2013 were $152.5 and $10.2 million, respectively, plus an additional $1,500.0 million as a result of our Mexican bond issuance in 2012 and due in 2017.

-	The weighted average interest rates on long-term debt, excluding the Mexican bond issuance, for years 2014 and 2013 were 3.72% and 4.93%, respectively.

See Note 17a and b of our Audited Consolidated Financial Statements for more detail.

The Company has certain leases related to operating assets, including farms and administrative offices. The following table summarizes the Company´s contractual obligations as of December 31, 2014. The table does not include current installments of long-term debt, accounts payable or pension liabilities.

CONTRACTUAL OBLIGATIONS
In millions of pesos	Total	2015 $	2016 $	2017 $	2018 $	2019 $
Long-term debt(1)	1,652.5	-	4.5	1,648.0	-	-
Operating leases(2)	239.6	67.6	44.6	48.0	36.3	43.1

(1)	See Note 17-c of the Audited Consolidated Financial Statements for more detail.
(2)	See Note 23 of the Audited Consolidated Financial Statements for more detail.

Operating lease expense for 2014 was $311.6 and, current installments made under long term debt were $201.3 million.

The Company has entered into grain supply agreements with third parties as part of the regular course of its operations. However, the payment terms are not fixed for which reason no amounts have been included in the table above.

The following table sets forth the maturity amounts of interest to be paid in connection with the long-term debt described above.

INTEREST

In millions of pesos	Total	Less than 1 year	From 1 To 3 years	From 3 to 5 years
Interest	$305.0	$73.4	$153.3	$78.4

The Company’s future minimum rental payments required under its operating leases having an initial or remaining non-cancellable lease term in excess of one year as of December 31, 2014, and for each of the five succeeding years, are as follows:

MINIMUM PAYMENTS OF OPERATING LEASES
In millions of pesos	Total	2015	2016	2017	2018	2019
Operating Leases	$102.3	$31.9	$17.6	$17.6	$17.6	$17.6

G.	Safe Harbor

Not applicable.

ITEM 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

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

Jose Gerardo Robinson Bours Castelo, Proprietary Shareholder Director since 2008. He previously served as Systems Manager. Mr. Bours holds a degree in Computer Engineering from the ITESM. He currently serves as member of the Board of the following companies: Megacable Holdings, S.A.B. de C.V., Congeladora Horticola, S.A. de C.V., Ocean Garden S.A., Industrias Boca, S.A. de C.V. and Fertilizantes Tepeyac S.A. de C.V. He is also Chairman of Fundacion Mexicana para el Desarrollo Rural del Valle del Yaqui and the ITESM in Obregon.

Jesus Enrique Robinson Bours Muñoz, Proprietary Shareholder Director since 1994. He has previously worked in Bachoco as Production Director and Divisional Manager. Mr. Robinson Bours holds a degree in Engineering from the University of Arizona. He is also a member of the Board of Directors of San Luis Corporacion S.A. de C.V. and Megacable Holdings, S.A.B. de C.V.

Jesus Rodolfo Robinson Bours Muñoz, Proprietary Shareholder Director since 2002. Mr. Robinson Bours previously served in the Company as Production Manager in the Northwest and Bajio divisions, Commercial Manager in Northwest Division and Purchasing Manager at the Bajio Division. Mr. Robinson Bours holds a degree in Agricultural Engineering from the University of Arizona. He has business experience in agriculture and raising livestock with Agricola Monte Cristo S.A. de C.V., Agricola Rio Yaqui S.P.R. de R.L., Agricola Nacapul S.P.R. de R.L., Ganadera Cocoreña S.P.R. de R.L., and Chairman of the Board of the Cultural Center of Cocorit, A.C.

Arturo Bours Griffith, Proprietary Shareholder Director since 1994. Mr. Bours Griffith completed professional studies at the University of Arizona. He is also Chairman of the board of Qualyplast, S.A. de C.V., and a member of the board of Megacable Holdings, S.A.B. de C.V., Centro de Servicios Empresariales del Noreste, S.A. de C.V., and Taxis Aereos del Noroeste, S.A. de C.V.

Octavio Robinson Bours, Proprietary Shareholder Director since 1997. Mr. Robinson Bours holds a degree in Agricultural Engineering from the ITESM. He has experience in producing swine, and is also a member of the board of Choya, S.A. de C.V. and runs a business of agriculture and aquaculture.

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

Juan Salvador Robinson Bours Martinez, Proprietary Shareholder Director since 1994. He has served Bachoco as Purchasing Manager. Mr. Robinson Bours holds a degree in Industrial Engineering from the ITESM. His other appointments include Chairman of the board of Llantas y Accesorios, S.A. de C.V. and member of the Board of Megacable Holdings, S.A.B. de C.V.

Jose Eduardo Robinson Bours Castelo, member of the Board since 1994. Mr. Robinson is an alternate Director for Mr. Francisco Javier R. Bours Castelo and Mr. Jose Gerardo Robinson Bours Castelo. Mr. Robinson Bours holds a degree in Industrial Engineering from the ITESM and is has been on the Board and the CEO of the Del Monte Foods. He was previously Commercial Director of Industrias Bachoco, a Senator of the Mexican Congress and was governor of the state of Sonora, Chairman of the Board of National Agribusiness Council (Consejo Nacional Agropecuario), Chairman of the Board of Umbrella Organization of the Private Sector Mexico (Consejo Coordinador Empresarial), and Member of the Board of Nafinsa, Bancomext and Focir, among others.

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

Gustavo Luders Becerril, Alternate Director of Juan Salvador Robinson Bours Martinez and Mr. Ricardo Aguirre Borboa, was named Alternate Director during the annual general meeting held in April 2011. Mr. Luders holds an Accounting degree from ITESM. He is a vegetable and fruit grower; he has served as Chairman of the Agricultural and Industrial Union Credit of the Yaqui Valley, Chairman of the Company Citricola Yaqui, and as Agent of citrus products in the Sonora state region.

Avelino Fernandez Salido, Independent Director, has been a member of the board since 2003. He is also a member of the board of Banamex and BBVA Bancomer. He is also Chairman of the Board of the following companies: Grupo Cajeme Motors, S.A. de C.V., Navojoa Motors, S.A. de C.V., Turymayo S.A. de C.V. and Gasolineras Turymayo S.A. de C.V. His business experience is in the marketing of grains.

Humberto Schwarzbeck Noriega, Independent Director, has been a member of the board since 2003. He holds a degree in economics from ITESM. He is currently CEO of Yeso Industrial de Navojoa S.A. de C.V. Mr. Schwarzbeck was elected as President of the Audit and Corporate Practices Committee during the stockholders meeting that took place on April 24, 2013.

Eduardo Rojas Crespo was named Secretary of the Board of Directors in 2008. He holds a Law Degree from Universidad Nacional Autonoma de Mexico. He also holds a post-graduate diploma in Environmental Law and Due Diligence, and a Specialty as well as a Master's Degree, both in Corporate Law; these three from the Anahuac University. Mr. Rojas has worked for Bachoco since 2004 as our Chief Legal Officer. Before joining Bachoco, Mr. Rojas worked for 10 years as the Chief Legal Officer of Grupo Fimex.

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

Juan Bautista S. Robinson Bours Almada, Mr. Bours was co-founder of Industrias Bachoco, S.A.B. de C.V. and a Proprietary Shareholder Director for 57 years. Mr. Bours retired in April 2011 and was named as a Life Honorary Propriety Shareholders Director. On the same date the Board named Mr. Juan Salvador Robinson Bours Martinez as a Propriety Shareholders Director in the place of Mr. Juan Bautista S. Robinson Bours Almada.

Executive Officers

EXECUTIVE OFFICERS
Name	Position	Year of Birth
Rodolfo Ramos Arvizu	Chief Executive Officer	1957
Trent Goins	Chief Executive Officer, U.S. Operations	1978
Daniel Salazar Ferrer	Chief Financial Officer	1964
Ismael Sanchez Moreno	Director of Human Resources	1965
Ernesto Salmon Castelo	Director of Operations	1962
Andres Morales Astiazaran	Director of Sales	1968
Augusto Franco Gomez	Marketing, Research & Development Director	1974
Alejandro Elias Calles Gutierrez	Director of Purchasing	1956

EXCECUTIVE OFFICERS THAT HAVE LEFT THE COMPANY, OR CHANGED POSITIONS IN THE LAST 12-MONTHS
Name	Position	Year of Birth	Date in which they left the position
Paul Fox	Chief Executive Officer, U.S. Operation	1966	February 2014
Marco Antonio Esparza Serrano	Comptroller Director	1955	August 2014

In February 2014, Paul Fox, Chief Executive Officer, in the U.S. Operation left the Company; his position was taken by Trent Goins.

In August 2014, Marco Antonio Serrano Esparza left his position as our Comptroller and was appointed Director of our Central Business Unit. The role of Comptroller was assumed by Daniel Salazar Ferrer, our CFO.

A biography of the Executive Officers is set forth below:

Rodolfo Ramos Arvizu, Chief Executive Officer. Mr. Ramos joined us in 1980 and he was named as Chief Executive Officer in November 2010. Previously, Mr. Ramos had served Bachoco as its Technical Director since 1992 and also held positions in the Egg Quality Control Training Program and in Poultry Management as well as serving as Supervisor of the Commercial Egg Production Training Program, Manager of Raw Material Purchasing and as a Director of Production. Mr. Ramos holds a degree in Agricultural Engineering from ITESM.

Trent Goins joined OK Foods in January, 2003 as a management trainee. He was made Regional Sales Manager in 2005 with responsibility for retail sales. In 2008, Goins became Sr. Vice President of Sales and Marketing, a position he held until his appointment as CEO/President of OK Foods in February, 2014. Mr. Goins has served as past president and current board member of The Poultry Federation and is a present member of the National Chicken Council where he serves on the Executive Committee.

Daniel Salazar Ferrer, Chief Financial Officer. He joined us in 2000 and assumed his current position in January 2003. Previously, Mr. Salazar worked for four years as Chief Financial Officer at Grupo Covarrubias and as Comptroller at Negromex, a company of Grupo Desc. Mr. Salazar holds an accounting degree from Universidad Tecnologica de Mexico, a master’s degree in Business Administration from ITESM, and a Diploma from the IPADE (D1).

Ernesto Salmon Castelo, Director of Operations, joined us in 1991 and assumed his current position in 2000. Previously, Mr. Salmon worked for Gamesa, S.A. de C.V. and for us as Sales Manager in Sonora, Northwestern Distribution Manager, Manager of the Processing Plant in Celaya, Southeastern Division Manager and Bajio Division Manager. Mr. Salmon holds a degree in Chemical Engineering from the Instituto Tecnologico de Sonora and a master’s degree in Business Administration from ITESM.

Andres Morales Astiazaran, Director of Sales and Marketing, assumed this position in January 2014. Previously Mr. Morales was Director of Marketing and Modern Channels since July 2006. Before joining us, Mr. Morales worked for 4 years as Sales and Marketing Vice President in Smithfield Foods, a U.S. Company with offices in Sonora, Mexico. Previously Mr. Morales worked for Bachoco as Marketing Manager, Manager of the Northeast division and then as National Manager of Bachoco. Mr. Morales holds an accounting degree from ITESM and attended marketing courses at Northwestern University, the University of Chicago, ITESM and the IPADE (D1).

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

Ismael Sanchez Moreno, Director of Human Resources, joined us and assumed his current position in 2013. Prior to his affiliation with Bachoco, Mr. Sanchez held several senior human resources positions, including change Management Director and Planning and Development Human Resources Director at Grupo Modelo. He previously worked for Cemex as Organization and Compensation Director, General Manager for Commercial Innovation Processes, and Development and Training Senior Manager. Mr. Sanchez graduated with a degree in Politics Sciences and Sociology from the Complutense University of Madrid and holds an MBA from the IE Business School and a MS in Human Resources from CEF.

Augusto Franco Gómez, Marketing, Research & Development Director, joined us and assumed his current position in September 2014. Mr. France has 15 years of work experience, with strong experience in Latin America, and has worked in foods, food service, HPC products and advertising. He has lived in different countries such as Mexico, Colombia, Bolivia and the U.S.. He has worked for companies such as Unilever, Team Foods, Glaxo, General Mills and Leo Burnett and his last position was Marketing Director for Food Solutions in Unilever for the North Latin American region. Mr. Franco has a bachelor’s degree in Business Administration from the Colegio de Estudios Superiores de Administración in Colombia, an International MBA from St. Tomas University in the U.S., and took courses such as New Products Development at the University of Chicago.

B.	Compensation

The table below sets forth the aggregate compensation paid to our directors and executive officers, for services they rendered in their respective capacities, for the years ended December 31, 2014 and 2013.

TOTAL COMPENSATION	As of December 31,
	2014 $	2013 $	2012 $
Compensation, net (in millions pesos)	39.5	52.8	39.3

C.	Board Practices

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

On April 24 2013, during the shareholders annual meeting, Mr. Humberto Schwarzbeck was elected President of the Audit and Corporate Practices Committee, which is composed of the following members:

AUDIT AND CORPORATE PRACTICES COMMITTEE

Name	Position	Member since
Humberto Schwarzbeck Noriega	President	2003
Ricardo Aguirre Borboa	Member	2003
Avelino Fernandez Salido	Member	2003

Mr. Ricardo Aguirre Borboa represents the controlling shareholders and has no voting rights in the audit committee.

D.	Employees

The Company has employees in Mexico and the United States.

In 2014, around 59.0% of our employees in Mexico were members of labor unions in our operations in Mexico. As of March 2015 and the date of this Annual Report, labor relations with our employees in Mexico are governed by 52 separate collective labor agreements, each relating to a different group of employees and negotiated on behalf of each such group by a different labor union.

In general, we believe that we have good relations with our employees. We have not experienced significant work stoppages as a result of labor problems.

As is typical in Mexico, wages are renegotiated every year while other terms and conditions of employment are renegotiated every two years. We seek to attract dependable and responsible employees to train at each of our plants and facilities. We offer our employees attractive salary and benefit packages, including, in some cases, a pension and savings plan.

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

WORKFORCE
	2014	2013	2012	2011	2010
Total employees:	24,736	24,486	25,272	25,326	23,473
in Mexico	21,706	21,404	22,048	22,473	23,473
In the U.S.	3,030	3,082	3,224	2,853	0

E.	Share Ownership

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

This process was completed in September 2006, and included two steps: separating the UBL and UBB Units trading on the Mexican Exchange into their component Shares and converting the Series L Shares into Series B Shares, thereby creating a single share class, the Series B Shares. These Shares are trading on the Mexican stock market. The ADRs which trade on the NYSE still consist of twelve underlying Shares, but they are all Series B Shares, with full voting rights.

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

As a result of this transaction, our Capital Stock is currently distributed as follows:

	Before the transaction		After the transaction
	Shares(1)	Position	Shares(1)	Position
Family Trusts	496,500,000	82.75%	439,500,000	73.25%
Control Trust	312,000,000	52.00%	312,000,000	52.00%
Underwriting Trust	184,500,000	30.75%	127,500,000	21.25%
Float(2)	103,500,000	17.25%	160,500,000	26.75%

(1)	All shares B Class with full voting rights.
(2)	Trading on the BMV and at the NYSE.

According to our Depositary Bank, as of March 31, 2015 we had 3,412,464 ADRs outstanding on the NYSE, which represent 6.8% over the total shares and 25.5% over the free float.

ADRs Outstanding
As of December 31:	2014	2013	2012
Total ADRs Outstanding	3,449,735	4,593,364	4,560,699
Percentage Over Total Shares	6.9%	9.2%	9.1%

We estimate that the difference between total shares outstanding at the NYSE and the total free float represents the shares trading at the Mexican Stock Exchange.

According to information providing by BNY Mellon as of December 31, 2014, and March 31, 2015, from the 100.0% of the total Shares of the Company, there were approximately 118 and 119 shareholders in the NYSE, respectively.

According to the most recent information provided by broker dealers at the date of our 2015 Bachoco’s stockholders Annual meeting, we estimated that there are 1,241 Shareholders on the BMV.

The following table sets forth the Company’s main shareholders, which held 1.0% or more of the total shares of the Company, as of December 31, 2014.

	Shares(1)	Position	Country
Control Trust	312,000,000	52.00%	Mexico
Underwriting Trust	127,500,000	21.25%	Mexico
Royce & Associates LLC	9,419,520	1.6%	U.S.

(1)	All shares B Class with full voting rights.

As of April 5, 2015 there have been no significant changes in the composition of the Company’s main shareholders.

B.	Related Party Transactions

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

REVENUES FROM RELATED PARTY TRANSACTIONS
In millions of Pesos	As of December 31,
	2014 $	2013 $	2012 $
Feed and packaging materials	32.2	42.7	38.7
Vehicles and related equipment	1.3	0.0	0.5
Air Transportation Services	0.0	0.0	0.0

EXPENSES INCURRED IN RELATED PARTY TRANSACTIONS

In millions of Pesos	As of December 31,
	2014 $	2013 $	2012 $
Feed and packaging materials	535.4	523.2	608.5
Vehicles and related equipment	160.8	157.5	129.8
Air Transportation Services	2.0	7.4	10.1

BALANCES WITH RELATED PARTIES
In millions of Pesos	As of December 31,
	2014 $	2013 $	2012 $
Feed and packaging materials	106.7	40.2	65.6
Vehicles and related equipment	19.9	13.9	22.4
Air Transportation Services	0.5	0.0	0.0

As of December 31, 2014 and 2013, the balances due to related parties are the balances owed denominated in pesos, which do not accrue interest, payable in cash in the short-term, for which there are no guarantees.

See Note 19 to our Audited Consolidated Financial Statements for more detail regarding income and expenses incurred in connection with related parties transactions.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Our Audited Consolidated Financial Statements are included in Item 18 of this Annual Report. The Audited Consolidated Financial Statements were audited by independent registered public accounting firms and are accompanied by their audit reports.

The Auditors

On September 3, 2013, we announced that the Company’s Board of Directors, as per the Audit Committee’s recommendation, approved the selection of Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu Limited (“Deloitte”) as the Company’s independent registered public accounting firm, effective as of September 30, 2013. Deloitte was ratified as the Company’s external auditor for the 2014 fiscal year and remains our external auditor as of the date of this Annual Report.

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

DIVIDENDS
	As of December 31,
	2014	2013	2012
Total dividends paid (in million pesos)	0.0	950.4	299.2
Dividend paid per Share (in pesos)	0.000	1.584	0.500
Dividends paid per ADR (in pesos)	0.000	19.000	6.000

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

Starting on January 1, 2014, the simplified tax regime, the Flat Rate Business Tax (“IETU”) and the Cash Deposits Tax (“IDE”) laws were repealed.

ITEM 9. The Offer and Listing

A.	Offer and Listing Details

We have traded with fully registered shares since 1997. The Company trades on the NYSE and the BMV with one single class of shares, with full rights.

On the NYSE, we trade through ADRs, with full registration, level 3, and each of our ADRs represents twelve shares. Our Depositary Bank is BNY Mellon.

The following tables set forth the high, low, average, and close prices and total trading volume of the Shares and ADRs on the BMV and NYSE, reported by these companies, for each of the periods indicated.

	Mexican Stock Exchange					The New York Stock Exchange
	Ticker Symbol: Bachoco					Ticker Symbol: IBA
	In nominal pesos per Share					In U.S. Dollar per ADR
Year	High	Low	Average	Close	Volume[1]	High	Low	Average	Close	Volume
2014	68.50	44.71	56.62	61.94	91,033,100	61.24	40.37	50.84	49.88	4,937,600
2013	45.25	28.80	38.27	44.16	99,113,100	43.08	27.02	35.92	40.27	4,332,600
2012	30.13	20.59	24.62	30.13	44,787,100	27.97	18.86	22.41	27.92	4,525,400
2011	27.86	20.30	24.71	22.3	31,333,000	28.75	17.40	24.04	19.07	3,338,300
2010	26.99	18.40	22.07	25.55	14,527,900	26.1	17.01	20.91	24.19	2,174,700
Quarter	High	Low	Average	Close	Volume	High	Low	Average	Close	Volume
4Q-2014	68.50	60.59	65.01	61.94	21,459,900	61.15	49.75	56.18	49.88	1,288,900
3Q-2014	66.91	57.84	61.97	66.91	25,221,200	61.24	53.00	56.61	59.74	1,250,100
2Q-2014	57.99	47.43	51.64	57.99	19,502,700	53.77	42.60	47.44	53.77	1,336,700
1Q-2014	49.85	45.49	47.42	47.79	24,447,800	46.00	40.64	42.76	43.67	1,034,300
4Q-2013	45.25	42.00	43.80	44.16	70,033,300	41.84	38.43	40.30	40.27	1,188,300
3Q-2013	45.13	37.30	42.76	43.02	8,791,500	43.08	34.39	39.87	39.47	1,222,900
2Q-2013	37.20	32.60	34.97	37.08	10,389,900	35.30	31.14	33.63	34.70	950,000
1Q-2013	34.27	28.95	31.08	32.92	9,811,800	33.89	27.02	29.55	32.12	954,400
Month	High	Low	Average	Close	Volume	High	Low	Average	Close	Volume
Mar-15	67.40	63.33	64.87	63.36	5,996,800	53.78	48.84	51.12	49.85	204,663
Feb-15	64.00	60.20	63.03	63.26	6,568,221	51.58	48.97	50.67	51.02	209,623
Jan-15	54.76	49.75	51.38	49.88	10,060,822	51.55	47.97	49.60	48.84	332,700
Dec-14	64.27	60.59	62.44	61.94	6,071,300	54.76	49.75	51.38	49.88	429,500
Nov-14	68.22	64.74	66.36	65.00	4,666,300	60.32	56.58	58.45	56.58	347,800
Oct-14	68.50	64.87	66.24	68.50	10,722,300	61.15	57.35	58.88	61.15	511,600

Source: Yahoo

Market Maker

Currently the Company does not have any market maker program.

B.	Plan of Distribution

Not applicable.

C.	Markets

On September 19, 1997, Bachoco commenced trading on the BMV and on the NYSE.

As of March 31, 2015 there were 3,412,464 ADRs outstanding at the NYSE. They represented 6.8% of the total Shares of the Company or 25.5% of the free float.

Based on these figures, we can assume that the remaining 74.5% of the free float is trading at the Mexican Stock Exchange.

Exchange	Country	Ticker Symbol	Securities
BMV	Mexico	Bachoco	Shares
BMV	Mexico	Bachoco12	Bonds
NYSE	U.S.	IBA	ADR

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

General

The Company was incorporated on April 17, 1980 as a variable capital corporation under the laws of Mexico. To fully comply with Mexican laws, the Company modified its name to Industrias Bachoco, S.A.B. de C.V. in April 2007.

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

In accordance with Article 130 of the Ley General de Sociedades Mercantiles (“Mexican Corporations Law”), the Board of Directors must authorize any transfer of stock, or any securities based on such stock, when the number of Shares sought to be transferred in one act or a succession of acts, without limit of time or from one group of interrelated stockholders or stockholders who act in concert, constitutes 10.0% or more of the voting stock issued by the Company. If the Board of Directors refuses to authorize such a transfer, the Board must designate one or more purchasers of the stock, who must pay the interested party the prevailing price on the Mexican Stock Exchange. The Board must issue its resolution within three months of the date on which it receives the relevant request for authorization and, in any case, must consider: (i) the criteria that are in the best interests of the Company, the Company’s operations and the long-term vision of the activities of the Company and its Subsidiaries; (ii) that no shareholder of the Company is excluded, other than the person that intends to acquire control of the financial benefits that may result from the application of the terms of this clause; (iii) that the taking of the Control of the Company is not restricted in an absolute manner; (iv) that the provisions of the Securities Market Law, with respect to acquisition public offerings, are not contravened; and (v) that the exercise of the patrimonial rights of the acquirer are not rendered without effect.

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

Dividends and Distributions

At the annual ordinary general stockholders’ meeting, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the board, to the holders of Shares for their consideration. The holders of Shares, once they have approved the financial statements, determine the allocation of our net profits, if any, for the preceding year. As of December 31, 2014, our legal reserve fund was equal to at least 20% of our paid-in capital stock. Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the stockholders determine, including a reserve for the repurchase of our Shares. The remaining balance of net profits, if any, is available for distribution as dividends. No dividends may be paid, however, unless losses for prior fiscal years have been paid or absorbed.

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

Repurchase of our own Shares

We may repurchase our Shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any repurchases will be charged to the Stockholders’ Equity as long as these Shares belong to the same Company or to the Capital Stock in the event that we convert these Shares to treasury stock, and in this last case no resolution of the stockholders’ meeting is required. At each annual ordinary Stockholder’s Meeting, the maximum amount of resources that may be used to repurchase Shares will be expressly defined. The Board of Directors will name the persons responsible for the operation of the repurchase process. The Shares that belong to the Treasury Stock or us can be resold among the public stockholders; in the latter case, no resolution of a stockholders’ meeting is necessary for an increase in capital. The economic and voting rights corresponding to such repurchased Shares may not be exercised during the period in which such Shares are owned by us, and such Shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any stockholders’ meeting during such period.

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

In some cases, gain may be treated as foreign source income by holders eligible for the benefits of the Tax Treaty. U.S. Holders should consult their own tax advisors regarding the application of the Tax Treaty to gain or loss recognized on the sale or other taxable disposition of Shares or ADRs.

Deposits and withdrawals of Shares by U.S. Holders in exchange for ADRs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying look-through rules, either (1) at least 75.0% of its gross income is passive income, or (2) on average at least 50.0% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions. The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to different interpretations. In addition, the PFIC determination is made annually and generally is based on the value of a non-U.S. corporation’s assets (including goodwill) and composition of its income. In determining whether we are a PFIC, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least a 25.0% interest by value is taken into account.

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

Mexican Taxation

Taxation of Dividends

Through December 31, 2013, dividends, either in cash or in any other form, paid with respect to the Shares constituting the Shares or the ADRs were not subject to Mexican withholding tax. However, as a result of changes to the income tax law described in note 20(a) of our Audited Consolidated Financial Statements, beginning on January 1, 2014, a new withholding tax of 10% was established for Mexican individuals resident in Mexico and for all residents in foreign countries who receive dividends from entities. Such tax is considered a withholding tax by the entity that pays the dividends.

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

The documents concerning us which are referred to in this document are available in our company headquarters, located at Avenida Tecnologico No. 401, Ciudad Industrial, Celaya, Guanajuato, zip code 38010, Mexico, for any inspection required. Part of this information is available on our web page, at www.bachoco.com.mx/inversionistas.

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

The Company is exposed to several risks related to the use of financial instruments to which risk management is applied, including credit risk, liquidity risk, market risk, and operational risk.

Note 8 of our Audited Consolidated Financial Statements presents information on the Company’s exposure to each of the aforementioned risks, and the Company’s objectives, policies and procedures for risk measurement and management. Further quantitative disclosures are included in various sections of these Audited Consolidated Financial Statements included in this Annual Report.

Risk management framework

The risk philosophy adopted by the Company seeks to minimize the risk and, therefore, to enhance its business stability, by opting for a sound relationship between the levels of risk assumed and its operating capabilities, for ensuring better decision-making.

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

In 2014, 2013 and 2012 we recognized foreign exchange gains of $19.9, $28.1 and $35.2 million, respectively. These gains are mainly attributed to positive results in our investments of cash.

As of December 31, 2014, a hypothetical increase of $0.5 pesos in the exchange rate, would have resulted in a decrease in the foreign currency position of $54.0 million, which represents a loss from foreign currency exchange rates. On the other hand, a decrease of $0.5 pesos in the exchange rate would have resulted in an increase in our foreign currency position of $54.0 million, which represents a gain from foreign currency exchange rates.

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

As of December 31, 2014 and 2013, we did not have derivative positions related to exchange rates.

Interest Rates

Our earnings may also be affected by changes in interest rates due to the impact those changes have on our variable rate debt instruments.

As of December 31, 2014, we had borrowings of approximately $2,450.5 million pursuant to variable rate debt instruments, representing approximately 7.0% of our total assets.

Based on our debt position on December 31, 2014, we estimate that a hypothetical increase in the interest rate of 50 basis points would increase our interest expense by $12.1 million, negatively impacting our net income by the same. Whereas, we estimate that a hypothetical decrease in the interest rate of 50 basis points, would decrease our interest expense by $12.1 million, positively impacting our net income by the same.

Any such increase would likely be partially offset by an increase in interest income due to our strong cash and cash equivalent position.

Feed Ingredients

The price of sorghum, soy meal, and corn is subject to significant volatility resulting from many external factors like weather conditions, the size of harvests, transportation and storage costs, among others. In order to reduce the potential adverse effect of grain price fluctuations, we vary the composition of our feed to take advantage of current market prices for the various types of ingredients used.

Based on our results for 2014, we estimate that a hypothetical increase in the price of corn bushel and short-ton of soybean meal of 7.5% would decrease the loss in our overall derivative position instruments to $5.0 million, negatively affecting our results. Whereas, we estimate that a hypothetical decrease in the price of corn bushel and short-ton soybean meal of 7.5%, would increase the loss in our overall derivative position instruments to $12.4 million, positively affecting our results.

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

The CBs do not provide restrictions of payment of cash dividends.

For more detail, see Note 17 of our Audited Consolidated Financial Statements.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Receipts

BNY Mellon has been our Depositary Bank since the day of our initial public offering of shares and continues to act in that capacity as of the date of this document. BNY Mellon is located at Church Street Station, in New York, N.Y. 10286. Below is their contact information for shareholder and proxy services:

Shareholder Services	Proxy Services

P.O. Box 30170	P.O. Box 43102
College Station, TX 77842-3170	Providence RI 02940-5068
T. US: 888 BNY ADRS	Toll free: 888 269 2377
T.: 201 680 6825	T. 212 815 3700
E: shrrelations@cpushareownerservices.com	E: shareowner@bankofny.com

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

Pursuant to our letter agreement with our Depositary, in 2013 we received a payment of US $92,800 (less fees), as payment for expenses we incurred related to the maintenance of our ADR program, including investor relations expenses and exchange application and listing fees. In 2014, we did not receive any such payment given that we renegotiated our contract with BNY Mellon in August 2014 and will not be able to request this benefit until one year from the contract renewal date.

PART II

ITEM 13.	Default, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, as of December 31, 2014, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are not effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure because of the material weaknesses in our internal control over financial reporting, as further described below.

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

Management assessed the design and effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its original 1992 Internal Control—Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2014, the Company did not maintain effective internal control over financial reporting, based on those criteria and the material weaknesses described below.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

The following material weaknesses have been identified:

(i)	deficiencies in our risk assessment activities, which may have an effect on our response to mitigate risks associated with our Consolidated Financial Statements, mainly:
a.	we have not implemented a plan for alleviating certain of the significant deficiencies identified in the past, including the lack of a financial expert on our Audit Committee and
b.	we have identified deficiencies in our control procedures relating to risk prevention in our information technology systems; such as an incomplete segregation of activities; and
(ii)	deficiencies associated with physical control over our fixed assets.

Remediation Plan

We are implementing a number of steps to remediate the material weaknesses described above and improve our internal control over financial reporting. Specifically,

(i)	we are establishing a specific group to (a) analyze each of the deficiencies in our risk assessment activities, (b) present an integrated plan of remediation to our audit committee in the first half of 2015, and (c) remediate each deficiency as soon as possible by searching for a financial expert for our Audit Committee and implementing a formal control process for our information technology systems and

(ii)	in the first half of 2015, we will document the procedures and criteria we use to assess our fixed assets, including, among others, the timing of assessment, the type of assets included in each assessment cycle, and where the assessment is done.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, has been audited by Deloitte, an independent registered public accounting firm, as stated in their report which appears herein.

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

Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Industrias Bachoco, S.A.B. de C.V.

We have audited the internal control over financial reporting of Industrias Bachoco, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment: (i) deficiencies in the Company’s risk assessment activities, which may have an effect on its response to mitigate risks associated with its consolidated financial statements and (ii) deficiencies associated with the physical control over the Company’s fixed assets. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2014, of the Company and this report does not affect our report on such financial statements.

In our opinion, because of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Company did not maintain effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated April 27, 2015 expressed an unqualified opinion on those financial statements.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

/s/ Abel Garcia Santaella

C.P.C. Abel García Santaella
Querétaro, Qro., Mexico

April 27, 2015

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

On September 3, 2013, we announced that the Company’s Board of Directors, as per the Audit Committee’s recommendation, approved the selection of Deloitte as the Company’s independent registered public accountant, effective as of September 30, 2013. Therefore in 2013 and 2014 we incurred in expenses related to audit services with two firms.

Audit and Non-Audit Fees

The following table sets forth the fees billed by Deloitte and KPMG, our successor and predecessor independent registered public accounting firms, and paid by us. All amounts are in nominal thousands of pesos, no taxes are included.

AUDIT FEES OF DELOITTE

	As of December 31,
In thousands of pesos,	2014	2013
Total Fees:	$9,135	$2,417
Audit fees	6,743	0
Audit related fees	2,392	0
Other	-	-

Total 2014 audit fees agreed to be paid to Deloitte is $7.3 million.

Deloitte’s audit related fees in the table above are fees related to the review of the Annual Reports to be released to the Mexican and New York stock exchanges, as well as fees billed by Deloitte related to expenses they incurred in connection with the performance of their audit, such as lodging and traveling.

AUDIT FEES OF KPMG
	As of December 31,
In thousands of pesos,	2014	2013
Total Fees:	$722	$7,384
Audit fees	722	6,590
Audit related fees	-	689
Other	-	105

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

The table set below sets forth the information regarding the purchase plan approved by the Board of Directors in the three recent fiscal years.

REPURCHASE PLAN APPROVED
Year	Announced date	Expiration date	Amount	Estimate number of shares that may be purchase under the plan
2014	April 23, 2014	April 22, 2015	$576,600,000	12,000,000	(1)
2013	April 24, 2013	April 23, 2014	$391,560,000	12,000,000
2012	April 25, 2012	April 24, 2013	$195,770,700	12,000,000

(1) The amount includes current shares in the repurchase plan.

The table below sets forth information about the repurchase of our shares on the BMV:

REPURCHASE OF SHARES IN 2014
Monthly operation of the repurchase plan in 2014	Total number of shares purchased	Average price paid per share (in pesos)	Total number of shares purchase as part of the publicly announced plan	Estimate maximum number of shares that may yet be purchased under the plan
Opening balance	0	$0.00	0	12,000,000
January	0	0.00	0	12,000,000
February	145,084	46.96	145,084	11,854,916
March	4,391	47.12	4,391	11,850,525
April	0	0.00	0	11,850,525
May	0	0.00	0	11,850,525
June	0	0.00	0	11,850,525
July	0	0.00	0	11,850,525
August	0	0.00	0	11,850,525
September	0	0.00	0	11,850,525
October	0	0.00	0	11,850,525
November	0	0.00	0	11,850,525
December	0	0.00	0	11,850,525
Total 2014	149,475	46.95	149,475	11,850,525

REPURCHASED OF SHARES IN 2015
Monthly operation of the repurchase plan in 2014	Total number of shares purchased	Average price paid per share (in pesos)	Total number of shares purchased as part of the publicly announced plan	Estimate maximum number of shares that may yet be purchased under the plan
Opening balance	0	$0.00	0	12,000,000
January 2015	667,013	59.84	667,013	11,332,987
February 2015	0	0.00	0	11,332,987
March 2015	0	0.00	0	11,332,987
Total as of March 31, 2015:	0	0.00	0	11,332,987

REPURCHASE PLAN BALANCE
Number of Shares
Total shares in the repurchase plan as of December 31, 2013	0
(+) Total shares purchased in 2014	149,475
(-) Total shares sold in 2014	149,475
Total shares in the repurchase plan as of December 31, 2014	0
(+) Total shares purchased as of March 31, 2015	667,013
(-) Total shares sold as of March 31, 2015	108,648
Total shares in the repurchase plan as of March 31, 2015	558,365

ITEM 16.F.	Changes in Registrant’s Certifying Accountant

Not applicable, as the information on the change in our external auditing firm on August 27, 2013 from KPMG Cardenas Dosal, S.C. to Galaz, Yamazaki, Ruiz, Urquiza, S.C., Member of Deloitte Touche Tohmatsu Limited, was reported in our annual report on form 20-F for the year ended December 31, 2013.

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
Daniel Salazar Ferrer
Chief Financial Officer

Date: April 28, 2015

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

Content

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Industrias Bachoco, S.A.B. de C.V.

We have audited the accompanying consolidated statement of financial position of Industrias Bachoco, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of profit or loss and other comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Industrias Bachoco, S.A.B. de C.V. and subsidiaries as of December 31, 2014 and 2013 and the results of their operations and their cash flows for the years ended December 31, 2014 and 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 27, 2015 expressed an adverse opinion on the Company’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

/s/ Abel García Santaella

C.P.C. Abel García Santaella

Querétaro, Qro., Mexico

April 27, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Industrias Bachoco, S.A.B. de C.V.:

We have audited the accompanying consolidated statements of profit and loss and other comprehensive income, changes in stockholders’ equity and cash flows of Industrias Bachoco, S.A.B. de C.V. and subsidiaries (the “Company”) for the year ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Industrias Bachoco, S.A.B. de C.V. and subsidiaries for the year ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Cárdenas Dosal, S.C.

/s/ Demetrio Villa Michel

Demetrio Villa Michel

Querétaro, México

April 30, 2013

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2014 and 2013

(Thousands of pesos)

Assets	Note	2014	2013

Current assets:
Cash and cash equivalents	7	$11,036,062	6,716,894
Primary financial instruments	8	925,584	1,004,106
Derivative financial instruments	8	6,669	11,735
Accounts receivable, net	9	2,976,507	2,321,771
Inventories	10	2,968,061	2,738,222
Current biological assets	11	1,501,428	1,420,174
Prepaid expenses and other current assets	12	1,379,077	1,135,539
Assets available for sale	13	58,583	49,053
Total currents assets		20,851,971	15,397,494

Non-current assets:
Property, plant and equipment, net	14	12,054,754	11,652,449
Non-current biological assets	11	1,109,233	1,109,936
Deferred income tax	20 d)	49,378	34,940
Goodwill	15	349,764	344,259
Other non-current assets	16	428,028	350,599
Total non-currents assets		13,991,157	13,492,183

Total assets		$34,843,128	28,889,677

Liabilities and equity	Note	2014	2013

Current liabilities:
Short term debt	17	$664,250	541,200
Current installments of long-term debt	17	133,732	16,392
Trade payable and other accounts payable	18	3,970,515	3,375,601
Income tax payable	20	759,982	456,657
Related parties	19	127,033	54,095
Total current liabilities		5,655,512	4,443,945

Long term liabilities:
Long term debt, excluding current installments	17	1,652,470	1,510,210
Deferred income tax	20 d)	3,082,197	2,736,131
Employee benefits	21	90,899	48,245
Total long term liabilities		4,825,566	4,294,586

Total liabilities		10,481,078	8,738,531

Equity:
Capital stock	24	1,174,432	1,174,432
Share premium		399,641	399,641
Reserve for repurchase of shares		101,105	99,601
Retained earnings		22,513,154	18,586,228
Foreign currency translation reserve		208,107	(87,090)
Actuarial remeasurements, net	21	(79,035)	(60,967)
Equity attributable to controlling interest		24,317,404	20,111,845

Non-controlling interest		44,646	39,301
Total equity		24,362,050	20,151,146

Commitments	26
Contingencies	27

Total liabilities and equity		$34,843,128	28,889,677

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Profit and Loss and Other Comprehensive Income

Years ended December 31, 2014, 2013 and 2012

(Thousands of pesos, except share and per share amount)

	Note	2014	2013	2012

Net revenues		$41,779,087	39,710,726	39,367,431
Cost of sales	22	(32,494,974)	(33,176,599)	(33,318,207)

Gross profit		9,284,113	6,534,127	6,049,224

General, selling and administrative expenses	22	(3,781,326)	(3,291,006)	(3,396,655)
Other income (expenses), net	29	(160,919)	30,704	(23,810)

Operating income		5,341,868	3,273,825	2,628,759

Finance income	28	367,227	344,785	270,032
Finance costs	28	(120,319)	(226,366)	(105,000)
Net finance income		246,908	118,419	165,032

Profit before income taxes		5,588,776	3,392,244	2,793,791

Income taxes	20	1,656,110	1,350,439	602,020

Profit for the year		$3,932,666	2,041,805	2,191,771

Other comprehensive income (loss) items:
Items that may be reclassified subsequently to profit or loss:
Currency translation effect		295,197	32,672	(186,095)
Items that will not be reclassified subsequently to profit or loss:
Actuarial remeasurements	21	(25,812)	(61,057)	-
Taxes from actuarial remeasurements		7,744	18,317	-
Other comprehensive (loss) income items		277,129	(10,068)	(186,095)

Comprehensive income for the year		$4,209,795	2,031,737	2,005,676

Profit attributable to:
Controlling interest		$3,926,926	2,038,422	2,184,567
Non-controlling interest		5,740	3,383	7,204

Profit for the year		$3,932,666	2,041,805	2,191,771

Comprehensive income attributable to:
Controlling interest		$4,204,055	2,028,354	1,998,472
Non-controlling interest		5,740	3,383	7,204

Comprehensive income for the year		$4,209,795	2,031,737	2,005,676

Weighted average outstanding shares		599,955,240	599,992,952	598,959,882

Basic and diluted earnings per share	25	$6.55	3.40	3.65

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2014, 2013 and 2012

(Thousands of pesos)

		Attributable to owners of the Company
		Capital stock		Retained earnings		Other comprehensive items
				Reserve for		Foreign	Actuarial
		Capital	Share	repurchase of	Retained	currency	remeasurements		Non-controlling	Total
	Note	stock	premium	shares	earnings	translation reserve	net	Total	interest	equity

Balance at January 1, 2012		$1,174,432	399,641	88,481	15,614,760	64,387		17,341,701	38,127	17,379,828
							-
Dividends paid	24 (e)	-	-	-	(299,175)	-		(299,175)	-	(299,175)
Dividends paid to non-controlling interest		-	-	-	-	-	-	-	(491)	(491)
Repurchase and sale of shares	24 (d)	-	-	10,993	-	-		10,993	-	10,993
Disposal of non-controlling interest from disolution		-	-	-	-	-	-	-	(8,142)	(8,142)

Comprehensive income for the year:
Profit for the year		-	-	-	2,184,567	-		2,184,567	7,204	2,191,771
Other comprehensive income		-	-	-	(94,792)	(91,303)	-	(186,095)	-	(186,095)
							-
Total comprehensive income for the year		-	-	-	2,089,775	(91,303)	-	1,998,472	7,204	2,005,676

Balance at December 31, 2012		1,174,432	399,641	99,474	17,405,360	(26,916)	-	19,051,991	36,698	19,088,689

Dividends paid	24 (e)	-	-	-	(950,400)	-	-	(950,400)	-	(950,400)
Dividends paid to non-controlling interest		-	-	-	-	-	-	-	(780)	(780)
Repurchase and sale of shares, net	24 (d)	-	-	127	-	-	-	127	-	127
IAS 19 R adoption effect	21 (a)	-	-	-	-	-	(18,227)	(18,227)	-	(18,227)

Comprehensive income for the year:
Profit for the year		-	-	-	2,038,422	-	-	2,038,422	3,383	2,041,805
Other comprehensive income		-	-	-	92,846	(60,174)	(42,740)	(10,068)	-	(10,068)

Total comprehensive income for the year		-	-	-	2,131,268	(60,174)	(42,740)	2,028,354	3,383	2,031,737

Balance at December 31, 2013		1,174,432	399,641	99,601	18,586,228	(87,090)	(60,967)	20,111,845	39,301	20,151,146

Dividends paid to non-controlling interest		-	-	-	-	-	-	-	(845)	(845)
Repurchase and sale of shares, net	24 (d)	-	-	1,504	-	-	-	1,504	-	1,504
Disposal of non-controlling interest from disolution		-	-	-	-	-	-	-	450	450

Comprehensive income for the year:
Profit for the year		-	-	-	3,926,926	-	-	3,926,926	5,740	3,932,666
Other comprehensive income		-	-	-	-	295,197	(18,068)	277,129	-	277,129

Total comprehensive income for the year		-	-	-	3,926,926	295,197	(18,068)	4,204,055	5,740	4,209,795

Balance at December 31, 2014		$1,174,432	399,641	101,105	22,513,154	208,107	(79,035)	24,317,404	44,646	24,362,050

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2014, 2013 and 2012

(Thousands of pesos)

	Note	2014	2013	2012

Cash flows from operating activities:
Profit for the year		$3,932,666	2,041,805	2,191,771
Adjustments for:
Deferred income tax recognized in profit or loss	20	280,070	123,022	235,603
Current income tax recognized in profit or loss	20	1,376,040	1,227,417	-
Depreciation	14	805,650	816,673	837,807
Loss on sale and derecognized of plant and equipment		152,830	14,958	65,323
Interest income	28	(347,364)	(314,245)	(222,063)
Interest expense	28	118,090	226,366	105,000
Unrealized foreign currency exchange		-	17,950	-
Foreign exchange loss on loans		82,148	11,865	(52,687)

Subtotal		6,400,130	4,165,811	3,160,754

Derivative financial instruments		5,066	(8,797)	7,270
Accounts receivable, net		(665,742)	(8,091)	14,514
Inventories		(246,515)	1,871,404	(1,368,368)
Current and non-current biological assets		(83,023)	151,010	(24,720)
Prepaid expenses and other current assets		(76,149)	(287,478)	(116,728)
Assets available for sale		(9,530)	2,454	44,140
Trade payable and other accounts payable		602,297	(70,540)	532,030
Related parties		72,938	(33,944)	9,496
Income taxes paid		(1,056,082)	(843,906)	-
Employee benefits		42,654	(84,110)	(3,425)

Cash flows provided by operating activities		4,986,044	4,853,813	2,254,963

Cash flows from investing activities:
Payments for acquisition of property, plant and equipment		(1,288,520)	(575,411)	(951,760)
Proceeds from sale of plant and equipment		62,342	57,795	81,591
Restricted cash		(8,008)	-	-
Financial instruments		78,522	(42,138)	(551,247)
Other assets		(42,087)	(48,210)	62,726
Interest collected		347,364	314,245	222,063
Business acquisitions		-	(135,450)	-
Option agreement on potential acquisition	12	(139,655)	-	-

Cash flows used in investing activities		(990,042)	(429,168)	(1,136,627)

Cash flows from financing activities:
Payment for repurchase of shares		(7,019)	(3,071)	(85,545)
Proceeds for repurchase of shares		8,523	3,198	96,538
Dividends paid		-	(950,400)	(299,175)
Dividends paid to non-controlling interest		(845)	(780)	(491)
Currency translation effect		-	-	(93,397)
Disposal of non-controlling interest from disolution		450	-	(8,142)
Proceeds from borrowings		1,454,050	1,507,700	3,069,787
Principal payment on loans		(1,098,575)	(2,181,166)	(2,130,805)
Interest paid		(118,090)	(226,366)	(105,000)

Cash flows provided (used in) by financing activities		238,494	(1,850,885)	443,770

Net increase in cash and cash equivalents		4,234,496	2,573,760	1,562,106

Cash and cash equivalents at January 1		6,716,894	4,179,541	2,625,661

Effect of exchange rate fluctuations on cash and cash equivalents		76,664	(36,407)	(8,226)

Cash and cash equivalents at December 31		$11,028,054	6,716,894	4,179,541

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(Thousands of Mexican pesos, except amounts per share)

(1)	Reporting entity

Industrias Bachoco, S.A.B. de C.V. and subsidiaries (hereinafter Bachoco or the Company) is a publicly traded company and was incorporated on April 17, 1980, as a legal entity. The Company’s registered address is Avenida Tecnológico 401, Ciudad Industrial, Celaya, Guanajuato, Mexico.

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

On April 14, 2015, the accompanying consolidated financial statements and related notes were authorized for issuance by the Company’s Chief Financial Officer, Mr. Daniel Salazar Ferrer, for the Audit Committee, Board of Directors and Stockholders’ approvals. In accordance with the Mexican General Corporate Law and the bylaws of the Company, the stockholders are empowered to modify the consolidated financial statements after their issuance should they deem it necessary.

b)	Basis of measurement

The accompanying consolidated financial statements were prepared on the historical cost basis (historical cost is generally based on the fair value of the consideration given in exchange for goods and services) except for the following items in the consolidated statement of financial position, which are measured at:

(Continued)

i. Fair value

•	Derivative financial instruments for trading and hedging, and the related primary investments measured at fair value through profit or loss

•	Biological assets

•	Defined benefit plan assets

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

When deemed relevant, certain amounts are included between parentheses as a translation into thousands of dollars, into thousands of Mexican pesos, or both, as applicable. These translations are performed for the convenience of the reader at the closing exchange rate issued by Bank of Mexico, which is of $14.75 and $13.09, as of December 31, 2014 and 2013 respectively.

d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

(Continued)

Estimates and significant assumptions are reviewed on an ongoing basis. Changes in estimates are recognized in the period in which they occur and in any future periods affected.

The following are the critical accounting estimates and assumptions used by management in the application of the Company’s accounting policies, which are significant to the amounts recognized in the consolidated financial statements.

Critical accounting judgments

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

The balance of current biological assets includes hatching eggs, growing pigs and growing poultry, while the balance of non-current biological assets includes poultry in its different production stages, and breeder pigs.

Non-current biological assets are valued at production cost less accumulated depreciation or accumulated impairment losses, as there is no observable or reliable market for such assets. Additionally, the Company considers there is no reliable method for measuring the fair value of non-current biological assets. Current biological assets are valued at fair value when there is an observable market, less estimated selling expenses.

ii. Business combinations or acquisition of assets

Management uses its professional judgment to determine whether the acquisition of a group of assets constitutes a business combination. This determination may have a significant impact in how the acquired assets and assumed liabilities are accounted for, both on initial recognition and subsequently.

iii. Aggregation of operating segments

The Company’s chicken and egg operating segments are aggregated to present one reportable segment (Poultry) as they have similar products and services, production processes, classes of customers, methods used for distribution, and the nature of the regulatory environment in which they operate.

Key sources of estimation uncertainty

i.	Assessments to determine the recoverability of deferred tax assets

On an annual basis the Company prepares projections to determine if it will generate sufficient taxable income to utilize its deferred tax assets associated with deductible temporary differences, including tax losses and other tax credits.

(Continued)

ii.	Useful lives and residual values of property, plant and equipment

Useful lives and residual values of property, plant and equipment are used to determine depreciation expense of such assets and are determined with the assistance of internal and external specialists as deemed necessary. Useful lives and residual values are reviewed periodically at least once a year, based on the current conditions of the assets and the estimate of the period during which they will continue to generate economic benefits to the Company. If there are changes in the related estimate, measurement of the net carrying amount of assets and the corresponding depreciation expense are affected prospectively.

iii.	Measurements and disclosures at fair value

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

When the price of an identical asset or liability is not observable, the Company determines the fair value using another valuation technique which maximizes the use of relevant observable information and minimizes the use of unobservable information. As the fair value is a measurement based on the market, it is measured using the assumptions that market participants would use when they assign a price to an asset or liability, including assumptions about risk.

iv.	Impairment of long-lived assets and goodwill

The carrying amount of long-lived assets is reviewed for impairment when situations or changes in circumstances indicate that it is not recoverable, except for goodwill which is reviewed on an annual basis. If there are indicators of impairment, a review is carried out to determine whether the carrying amount exceeds its recoverable value and whether it is impaired. The recoverable value is the highest of the asset’s fair value, less selling costs, and its value in use which is the present value of the future estimated cash flows generated by the asset. The value in use calculation requires the Company’s management to estimate the future cash flows expected to arise from the asset and/or from the cash-generating unit and an appropriate discount rate in order to calculate present value.

v.	Employee retirement benefits

The Company uses assumptions to determine the best estimate for its employee retirement benefits. Assumptions and estimates are established in conjunction with independent actuaries. These assumptions include demographic hypothesis, discount rates and expected increases in remunerations and future permanence, among others. Although the assumptions are deemed appropriate, a change in such assumptions could affect the value of the employee benefit liability and the results of the period in which it occurs.

(Continued)

vi.	Contingencies

Due to their nature, contingencies can solely be resolved when they occur or one or more future events or one or more uncertain events that are not entirely under the control of the Company. The assessment of such contingencies significantly requires the exercise of judgments and estimates on the possible outcome of those future events. The Company assesses the probability of loss of lawsuits and other contingencies with the assistance of its legal advisors. These estimates are reconsidered periodically and at least annually.

e)	Basis of presentation

i. New and amended IFRS that affect reported balances and/or disclosures in financial statements

In the current year, the Company adopted a series of new and amended IFRS issued by the IASB which went into effect on January 1, 2014 as it relates to its consolidated financial statements.

Amendments to IFRS 10, IFRS 12 y IAS 27 (revised 2011), Consolidated Financial Statements, Disclosures of Interest in Other Entities and Separate Financial Statements

Amendments to IFRS 10, IFRS 12 and IAS 27, provide 'investment entities' an exemption from the consolidation of particular subsidiaries and instead require that an investment entity measure the investment in each eligible subsidiary at fair value through profit or loss in accordance with IFRS 9 or IAS 39. In addition, the amendments also require disclosures about why the entity is considered an investment entity, details of the entity's unconsolidated subsidiaries, and the nature of relationship and certain transactions between the investment entity and its subsidiaries. Since the Company does not qualify as an investment entity, the adoption of these amendments does not generate an impact in its consolidated financial statements.

Amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities

Amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities, clarify existing application issues relating to the offsetting requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’. The Company adopted these amendments and did not have any significant impacts in those financial instruments subject to offsetting in the consolidated statement of financial position, mainly because such instruments meet the definition of having a legal right recognized to be offset and intention is to settle them on a net basis. Additionally, no financial instruments were identified as not previously offset and for which the amendments to the standard have represented offsetting in the reporting period.

(Continued)

Amendments to IAS 36, Impairment of assets

Amendments to IAS 36 Impairment of Assets, reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals of impairment) where recoverable amount (based on the fair value less costs of disposal) is determined using a present value technique. The adoption of these amendments did not have impacts in the Company’s consolidated financial statements because there were not indicators of impairment in the reporting periods. Additionally, with regards to the impairment test of goodwill, the Company has determined that the value in use of its cash generating units represented the recoverable amount of the corresponding cash generating units, in accordance with the accounting policy described in note 3 i) ii.

Amendments to IAS 39, Financial Instruments: Recognition and Measurement

Amendments to IAS 39 Financial Instruments: Recognition and Measurement clarify that there is no need to discontinue hedge accounting if a hedging derivative is novated, provided certain criteria are met. A novation indicates an event where the original parties to a derivative agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties. In order to apply the amendments and continue hedge accounting, novation to a central counterparty (CCP) must happen as a consequence of laws or regulations or the introduction of laws or regulations. There was no impact in the Company’s consolidated financial statements since it does not have derivative financial instrument for purposes of hedging that are novated.

IFRIC 21, Levies

IFRIC 21 Levies, provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. The Interpretation identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. It provides guidance on recognition of a liability for the payment of levies, where the liability is recognized progressively if the obligating event occurs over a period of time; and if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. There was no impact in the Company’s consolidated financial statements, since the levies to which it is subject, other than income taxes and consumption taxes, are recognized at the time the obligating event to settle the obligation arises, which already coincides with the principles of this interpretation.

Additionally, the Company early adopted a series of new and amended IFRS issued by the IASB in the current year:

(Continued)

Amendments to IAS 19, Employee benefits

Amendments to IAS 19 (2011) Employee Benefits, in regards to employee contributions on defined benefit plans, clarify the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. If the amount of the contributions is independent of the number of years of service, they can be recognized as a reduction in the service cost in the period in which the related service is rendered or be attributed to the periods of service by using the projected unit credit method. There was no impact in the Company’s consolidated financial statements as employees do not make contributions to its defined benefit plans.

Annual Improvements 2010-2012 Cycle

Annual Improvements 2010-2012 Cycle makes amendments to: IFRS 2 Share-based payment, by amending the definitions of vesting condition and market condition, and adding definitions for performance condition and service condition; IFRS 3 Business combinations, which require contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date; IFRS 8 Operating segments, requiring disclosure of the judgments made by management in applying the aggregation criteria to operating segments, clarifying that reconciliations of segment assets are only required if segment assets are reported regularly; IFRS 13 Fair value measurement, clarifies that issuing of IFRS 13 and the amendments of IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis (amends basis for conclusions only); IAS 16 Property, plant and equipment and IAS 38 Intangible assets clarifying that the gross amount is adjusted in a manner consistent with a revaluation of the carrying amount; and IAS 24 Related party Disclosures, clarifying how payments to entities providing management services are to be disclosed. The adoption of these improvements did not represent any impacts in the consolidated financial statements of the Company, except for the inclusion of the disclosures related to the judgment made by the management in the application of the aggregation criteria of its poultry reportable segment.

Annual Improvements 2011-2013 Cycle

Annual Improvements 2011-2013 Cycle makes amendments to the following standards: IFRS 1 First-time adoption of IFRS clarifying which versions of IFRSs can be used on initial adoption (amends basis for conclusions only); IFRS 3 Business combinations, clarifying that the standard excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself; IFRS 13 Fair value measurement, clarifying the scope of the portfolio exception of paragraph 52, which permits an entity to measure the fair value of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position for a particular risk exposure or to transfer a net short position for a particular risk exposure in an orderly transaction between market participants at the measurement date under current market conditions; IAS 40 Investment property, clarifying the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property. There was no impact in the Company’s consolidated financial statements as a result of early adopting these amendments.

(Continued)

Annual Improvements 2012-2014 Cycle

Annual Improvements 2012-2014 Cycle makes amendments to the following standards: IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, which adds specific guidance for cases in which (1) an entity reclassifies an asset from “held for sale” to “held for distribution” or vice versa and (2) cases in which held-for-distribution accounting is discontinued; IFRS 7 Financial Instruments: Disclosures clarifying (1) whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required and (2) the applicability of the amendments to IFRS 7 on offsetting disclosures to condensed interim financial statements; IAS 19 Employee Benefits indicating that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid; and IAS 34 Interim Financial Reporting clarifying the meaning of 'elsewhere in the interim report' and requires a cross-reference in such reports. There was no impact in the Company’s consolidated financial statements as a result of early adopting these amendments.

Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets

Amendments to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets, clarify that “the use of revenue-based methods to calculate the depreciation or amortization of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset”. There was no impact in the Company’s consolidated financial statements as it does not use a revenue-based method to calculate either depreciation or amortization of its assets.

Amendments to IAS 16, Property, plant and equipment and IAS 41, Agriculture

The amendments clarify that bearer plants that were previously considered as biological assets will be included in the scope of IAS 16 instead of IAS 41, to be accounted for in the same manner as property, plant and equipment items. There was no impact in the Company’s consolidated financial statements as it does not hold living plants as biological assets.

Amendments to IFRS 10, Consolidated financial statements and IAS 28, Investments in associates and joint ventures

Amendments to IAS 28 require that gains and losses resulting from transactions between an entity and its associate or joint venture relate only to assets that do not constitute a business. As well, a new requirement has been introduced that gains or losses from downstream transactions involving assets that constitute a business between an entity and its associate or joint venture must be recognized in full in the investor's financial statements. Additionally an entity needs to consider whether assets that are sold or contributed in separate transactions constitute a business and should be accounted for as a single transaction.

On the other hand, for consolidated financial statements, an exception from the general requirement of full gain or loss recognition has been introduced into IFRS 10 for the loss control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method.

(Continued)

There was no impact in the Company’s consolidated financial statements as it does not have investments in associates nor joint ventures.

Amendments to IFRS 11, Joint Arrangements

Amendments to IFRS 11 Joint Arrangements, issued in May 2014, require the acquirer of an interest in a joint operation whose activity constitutes a business as defined in IFRS 3 Business combinations, to apply all accounting principles on the basis of the business combinations guidance in IFRS 3 and other IFRSs, except for those who conflict with IFRS 11 guidance. Additionally, they require disclosing information applicable to business combinations and apply to initial acquisition as well as to the acquisition of an additional interest in a joint operation. Recognized amounts from acquisitions of interests in joint operations from previous periods are not subject to adjustments. There was no impact in the Company’s consolidated financial statements as it has not acquired interests nor holds joint operations that constitute a business.

IFRS 14, Regulatory Deferral Accounts

IFRS 14, Regulatory Deferral Accounts, issued in January 2014, specifies the financial reporting requirements for 'regulatory deferral account balances' that arise when an entity provides goods or services to customers at a price or rate that is subject to rate regulation. It permits an entity which is a first-time adopter of IFRS to continue to account, with some limited changes, for 'regulatory deferral account balances' in accordance with its previous GAAP. There was no impact in the Company’s consolidated financial statements as it does not operate in a regulated environment nor is it a first-time adopter of IFRS.

Amendments to IFRS 10, IFRS 12 and IAS 28, Investment Entities: Applying the Consolidation Exception

The amendments confirm that the exemption from preparing consolidated financial statements for an intermediate parent entity is available to a parent entity that is a subsidiary of an investment entity, even if the investment entity measures all of its subsidiaries at fair value. Also, the amendments considers that a subsidiary that provides services related to the parent’s investment activities should not be consolidated if the subsidiary itself is an investment entity. On the other hand, they consider that when applying the equity method to an associate or a joint venture, a non-investment entity investor in an investment entity may retain the fair value measurement applied by the associate or joint venture to its interests in subsidiaries. Finally, an investment entity measuring all of its subsidiaries at fair value provides the disclosures relating to investment entities required by IFRS 12. The early adoption of these amendments did not cause an impact in the consolidated financial statements of the Company because it does not qualify as an investment entity.

(Continued)

Amendments to IAS 1, Disclosure Initiative

The amendments include changes regarding materiality, clarifying that information should not be obscured by aggregating or by providing immaterial information. Also, materiality considerations apply to all the parts of the financial statements, and even when a standard requires a specific disclosure, materiality considerations do apply. Regarding the statement of financial position and statement of profit and loss and other comprehensive income, the amendments introduce a clarification that the list of line items to be presented in these statements can be disaggregated and aggregated as relevant and additional guidance on subtotals in these statements. Additionally, they clarify that an entity’s share of OCI of equity-accounted associates and joint ventures should be presented in aggregate as single line items based on whether or not it will subsequently be reclassified to profit or loss. As well, regarding the notes to the financial statements, the amendments add additional examples of possible ways of ordering the notes to clarify that understandability and comparability should be considered when determining the order of the notes in the financial statements.

The early adoption of these amendments did not cause significant impacts in the consolidated financial statements of the Company

ii. New standards and interpretations not yet adopted

The Company has not applied the following new and revised IFRS that have been issued, but that are not yet effective for periods beginning on January 1, 2014.

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments issued in July 2014, is the replacement of IAS 39 Financial Instruments: Recognition and Measurement. This standard includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. This version supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018, with early adoption being permitted. IFRS 9 (2014) does not replace the requirements for portfolio fair value hedge accounting for interest rate risk since this face of the project was separated from the IFRS 9 project.

IFRS 9 (2014) is a complete standard that includes the requirements previously issued and the additional amendments to introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. More specifically, the new impairment model is based on expected credit losses rather than incurred losses, and will apply to debt instruments measured at amortized cost or FVTOCI, lease receivables, contract assets and certain written loan commitments and financial guarantee contracts. Regarding the new measurement category of FVTOCI, it will apply for debt instruments held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets.

The Company is in the process of assessing the potential impacts from the adoption of this standard in its financial statements.

(Continued)

IFRS 15, Revenue from Contracts with Customers

IFRS 15 Revenue from contracts with customers, was issued in May 2014 and applies to annual reporting periods beginning on or after 1 January 2017, earlier application is permitted. Revenue is recognized as control is passed, either over time or at a point in time. The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. In applying the revenue model to contracts within its scope, an entity will: 1) Identify the contract(s) with a customer ; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to the performance obligations in the contract; 5) Recognize revenue when (or as) the entity satisfies a performance obligation. Also, an entity needs to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company is in the process of assessing the potential impacts from the adoption of this standard in its consolidated financial statements.

(3)	Significant accounting policies

The significant accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

a)	Basis of consolidation

i. Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control is lost (see note 5).

ii. Transactions eliminated in consolidation

Profits and losses of subsidiaries acquired or sold during the year are included in the consolidated statements of profit and loss and other comprehensive income from the acquisition date to the selling date, as the case may be.

Where necessary, subsidiaries’ financial statements are adjusted to align their accounting policies with the Company’s consolidated accounting policies.

Significant intercompany balances and transactions, and any unrealized gains and losses arising from transactions between consolidated companies have been eliminated in preparing these consolidated financial statements.

(Continued)

iii. Business combinations

Business combinations are accounted for using the acquisition method. For each business combination, any non-controlling interest in the acquiree is valued either at fair value or according to the proportionate interest in the acquiree’s identifiable net assets.

On a business combination, the Company evaluates the assets acquired and the liabilities assumed for proper classification and designation according to the contractual terms, economic circumstances and relevant conditions at the acquisition date.

Goodwill is originally valued at cost, and represents any excess of the transferred consideration over the net assets acquired and liabilities assumed. If the net amount of identifiable acquired assets and assumed liabilities as of the acquisition date exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquired entity and the fair value of the prior shareholding of the acquirer in the acquired entity (if any), any excess is immediately recognized in the consolidated statement of profit and loss and other comprehensive income as a bargain purchase gain.

Transaction costs, other than those associated with the issuance of debt or equity securities, that the Company incurs related to a business combination are expensed as incurred.

Certain contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not re-measured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognized in profit and loss.

b)	Foreign currency

i. Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain and loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for interest and effective payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Foreign currency transaction differences arising in translation are recognized in profit and loss.

(Continued)

ii. Translation of foreign operations

Assets and liabilities, including goodwill and fair value adjustments arising on acquisition, of foreign operations whose functional currency differs from the reporting currency, are translated into Mexican pesos at the exchange rates at the reporting date. Income and expenses are translated to pesos at the average exchange rate of the period of the transactions.

Foreign currency differences associated with translating foreign operations into the reporting currency (Mexican peso) are recognized in other comprehensive income, and presented in the foreign currency translation reserve in stockholders’ equity.

Foreign exchange gains and losses arising from an item received from or payable to a foreign transaction, whose settlement is neither planned nor likely in the foreseeable future, are considered part of a net investment in a foreign transaction and are recognized under the “other comprehensive income” account, and presented within stockholders’ equity in the foreign currency translation reserve. For the years ended December 31, 2014, 2013 and 2012 the Company did not enter into such transactions.

c)	Financial instruments

i. Non-derivative financial assets

Non-derivative financial assets of the Company include cash and cash equivalents, primary financial instruments (financial assets designated at fair value through profit or loss and financial assets held to maturity), trade receivable and other receivables.

The Company initially recognizes accounts receivable and cash equivalents on the date that they arise. All other financial assets (including assets measured at fair value through profit and loss) are initially recognized on the trading date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

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

(Continued)

Financial assets valued at fair value through profit and loss

A financial asset is presented at fair value through profit and loss if it is classified as held-for-trading or is designated as such on initial recognition. Financial assets are designated at fair value through profit and loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s investment or risk management policy. Costs attributable to the acquisition or issue of such financial assets are recognized in profit and loss as incurred. Financial assets at fair value through profit and loss are measured at fair value, and changes therein are recognized in profit and loss.

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

ii. Non-derivative financial instrument liabilities

Debt and/or equity instruments are classified as financial liabilities or as equity according to the substance of the contractual agreement and the definitions of liability and equity.

(Continued)

All financial instrument liabilities are initially recognized on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial instrument liability when its contractual obligations are met, cancelled or expire.

The Company has the following non-derivative financial instrument liabilities: short-term and long-term debt, and trade and other payables.

The aforementioned financial liabilities are originally recognized at fair value, plus costs directly attributable to the transaction. Subsequently, these financial liabilities are measured at amortized cost during their contractual term.

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

The Company enters into derivative financial instruments, which are designated as fair value hedges for its exposure to commodity price risks resulting from its operating activities. Derivative financial instruments that do not meet the requirements for hedge accounting treatment are accounted for as trading derivative financial instruments.

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

(Continued)

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

(Continued)

iii. Depreciation

During 2013, based on the analysis performed by the Company, a change was made to the estimate of residual values of certain items of property, plant and equipment, which resulted in a decrease to depreciation expense of $49,061, recorded in the consolidated statement of profit and loss and other comprehensive income for the year.

Depreciation is calculated on the cost of the asset less its residual value, using the straight line method, based on the estimated useful life of the assets. Depreciation is recognized in profit and loss beginning from the time when the assets are available for use. Land is not depreciated.

Below are the estimated useful lives for 2014, 2013 and 2012:

Average useful Life
Buildings	46
Machinery and Equipment	19
Vehicles	11
Computers	8
Furniture	11

The Company has estimated the following residual values as of December 31, 2014 and 2013:

Residual Value
Buildings	9%
Machinery and Equipment	8%
Vehicles	5%
Computers	0%
Furniture	2%

e)	Goodwill

Goodwill arises as a result of the acquisition of a business over which control is obtained and is measured at cost less cumulative impairment losses; it is subject to annual tests for impairment.

f)	Biological assets

Biological assets whose fair value can be measured reliably are measured at fair value less costs of sale, with any change therein recognized in profit and loss. Costs of sale include all costs that would be necessary to sell the assets, excluding finance costs and income taxes.

The Company’s biological assets consist of growing poultry, poultry in its different production stages, hatching eggs, breeder pigs, and growing pigs.

(Continued)

When fair value cannot be reliably, verifiably and objectively determined, assets are valued at production cost less accumulated depreciation, and any cumulative impairment loss. Depreciation related to biological assets forms part of the cost of inventories and current biological assets and is ultimately recognized within cost of sales in the statement of profit and loss and other comprehensive income.

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

Operating leases entered by the Company are not recognized in the Company’s statement of financial position. Operating lease rentals paid by the Company are recognized in profit and loss using the straight-line method over the lease term, even though payments may not be made on the same basis.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets. However, when there is no reasonable certainty that ownership will be obtained at the end of the lease term, assets are depreciated over the shorter of the lease term or their useful lives. As of December 31, 2014 and 2013, the Company has not entered into any significant finance lease agreements.

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

(Continued)

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

ii. Non-financial assets

The carrying amounts of the Company´s non-financial assets, other than inventories, biological assets and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the asset is estimated or cash generating units, as the lowest between its value in use and the fair value less cost of sale. Goodwill and indefinite-lived intangible assets are tested annually for impairment on the same dates.

The Company defines the cash generating units and also estimates the periodicity and cash flows that they should generate. Subsequent changes in the group of cash-generating units, or changes in the assumptions that support the cash flow estimates or the discount rate could impact the carrying amounts of the respective asset.

(Continued)

The main assumptions for developing estimates of recoverable amounts requires the Company’s management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate its present value. The Company estimates cash flow projections considering current market conditions, determination of future prices of goods and volumes of production and sales. In addition, for the purposes of the discount and perpetuity growth rates, the Company uses indicators of market and expectations of long-term growth in the markets in which it operates.

The Company estimates a discount rate before taxes for the purposes of the goodwill impairment test that reflects the risk of the corresponding cash-generating units and that enables the calculation of present value of expected future cash flows, as well as to reflect risks that were not included in the cash flow projection assumptions and premises. The discount rate that the Company estimates is based on the weighted average cost of capital. In addition, the discount rate estimated by the Company reflects the return that market participants would require if they had made a decision about an equivalent asset, as well as the expected generation of cash flow, time, and risk-and-return profiles.

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

Available for sale assets mainly consist of foreclosed assets. Immediately before being classified as available-for-sale, assets are valued according to the Company’s accounting policies in accordance to the applicable IFRS. Subsequently, available-for-sale assets are recorded at the lower of the carrying amount and fair value less cost of sale of the assets. Impairment losses on initial classification of available-for-sale assets and subsequent revaluation gains and losses are recognized in profit and loss. Previously recognized gains exceeding any cumulative impairment loss are not recognized.

Foreclosed assets are recorded at the lower of fair value less cost of sale or net carrying amount of the related account receivable.

k)	Other assets

Other long-term assets primarily include prepayments for the purchase of property, plant and equipment, investments in insurance policies and guarantee deposits.

(Continued)

The Company owns life insurance policies of some of the former stockholders of Bachoco USA, LLC and Subsidiaries (foreign subsidiary). The Company records these policies at net cash surrender value which approximates its fair value (see note 16).

l)	Employee benefits

The Company grants to its employees in Mexico and abroad, different types of benefits as described below and detailed in note 21:

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

ii. Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. It is funded by contributions made by the Company and is intended to meet the Company’s labor obligations to its employees.

The Company´s net obligations in respect of defined benefit plans is calculated separately for each plan, estimating the amount of the future benefit that the employees have earned in return for their service in the current and prior years; that benefit is discounted to determine its present value, and is reduced by the fair value of the plan assets. The discount rate is the yield at the end of the reporting period on high quality corporate bonds (or governmental bonds in the instance that a deep market does not exist for high quality corporate bonds, which is the case in Mexico) that have maturity dates approximating the terms of the Company´s obligations and that are denominated in the currency in which the benefits are expected to be paid. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are categorized as follows:

•	Service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements)
•	Net interest expense or income

The Company presents service cost as part of operating income in the consolidated statements of profit or loss and other comprehensive income (loss). Gains and losses for reduction of service are accounted for as past service costs.

(Continued)

The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans. When the benefits of a plan are modified or improved, the portion of the improved benefits related to past services by employees is recognized in profit and loss on the earlier of the following dates: when there is a modification or curtailment to the plan, or when the Company recognizes the related restructuring costs or termination benefits.

Remeasurement adjustments, comprising actuarial gains and losses, the effect of changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately with a charge or credit recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in equity and is not reclassified to profit or loss.

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

iv. Termination benefits from constructive obligations

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

(Continued)

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

The Company accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs applicable to such assets, liabilities, revenues and expenses.

The Company has joint operations derived from the broiler agreements for the development of its biological assets. For such operations, the Company accounts for its biological assets, its obligations derived from technical support, as well as the expenses it incurs with respect to the joint operations. The live poultry produced by the joint operation is ultimately used internally by the Company and may be sold by the Company to third parties. As a result, the joint operation itself does not generate any revenues with third parties.

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

p)	Financial income and costs and dividend income

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

(Continued)

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

Income tax expenses comprise current and deferred tax. Current income taxes and deferred income taxes are recognized in profit and loss provided they do not relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current income tax is the expected tax payable or receivable on the taxable income or loss for the fiscal year, which can be applied to taxable income from previous years, using tax rates enacted or substantively enacted in each jurisdiction at the reporting date, plus any adjustment to taxes payable with respect to previous years. Current income tax payable also includes any tax liability arising from the payment of dividends.

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities and the amounts used for tax purposes. Deferred income tax is not recognized for:

•	the initial recognition of assets or liabilities in a transaction that is not a business combination and did not affect neither accounting or taxable profit or loss;

•	differences related to investments in subsidiaries to the extent that it is probable that the Company is able to control the reversal date, and the reversion is not expected to take place in the near future; or

•	taxable temporary differences arising from the initial recognition of goodwill.

Deferred income tax is determined by applying the tax rates that are expected to apply in the period in which the temporary differences will reverse, based on the regulations enacted or substantively enacted at the reporting date.

The measurement of deferred income tax assets and liabilities reflect the tax consequences derived from the manner in which the Company expects to recover or settle the carrying amounts of its assets and liabilities.

In determining the amount of current and deferred income tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that the balance for its income tax liabilities are adequate for all tax years subject to be reviewed by the tax authorities based on its assessment of several factors, including the interpretation of the tax laws and prior experience.

(Continued)

A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is not probable that the related tax benefit will be realized.

r)	Earnings per share

The Company presents information on basic and diluted earnings per share (EPS) related to its ordinary shares. Basic EPS is computed by dividing the profit and loss attributable to the holders of the Company’s common shares by the weighted average number of outstanding ordinary shares during the period, adjusted for treasury shares held. Diluted EPS is determined by adjusting the profit and loss attributable to the holders of the ordinary shares and the outstanding weighted average number of ordinary shares, adjusted for treasury shares held, for the potential dilutive effects of all ordinary shares, including convertible instruments and options on shares granted to employees. At December 31, 2014 and 2013, the Company has no potentially dilutive shares, for which reason basic and diluted EPS is the same.

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

The Company discloses reportable segments based on operating segments whose revenues exceed 10% of the combined revenues from all segments, whose absolute value of profit or loss exceeds 10% of the combined absolute value of profit or loss from all segments, whose assets exceed 10% of the combined assets from all segments, or that result from the aggregation of two or more operating segments when they have similar economic characteristics and meet the aggregation criteria in IFRS (note 2 d).

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

The Company classifies all interest received from its investments and accounts receivable as investment activities, and all interest paid as financing activities.

(Continued)

(4)	Business and asset acquisitions

On July 9, 2013, the Company reached an agreement to acquire assets from the breeding farms of Morris Hatchery Inc., located in Arkansas, United States of America. This acquisition mainly consists of poultry equipment and inventory, and has a capacity of breeding birds that produce hatching eggs. The hatching eggs will ultimately be used internally by the Company, benefitting the United States of America operations given that they did not previously have the capacity of breeding birds that produce hatching eggs. The Company concluded that the transaction represented the acquisition of a business in accordance with IFRS 3.

Below is a summary of the fair value of the net assets acquired as of the acquisition date in conformity with IFRS 3, as well as the purchase price paid. The amounts are final; accordingly the Company did not utilize the use of the twelve month measurement period permitted by IFRS 3.

Acquired assets and identifiable assumed liabilities

Acquisition value
Current and non-current biological assets	$77,237
Inventories	3,257
Property, plant and equipment	11,982
Other assets	194
Acquired assets, net	92,670
Cash consideration paid	135,450
Goodwill	$(42,780)

The acquisition costs paid by the Company were not material, given that it utilized mostly its own resources in the acquisition. Given that the acquisition was for the benefit of the Company’s own internal operations, it is impracticable to determine the amount of revenues generated by Morris Hatchery Inc. since its acquisition.

(Continued)

(5)	Subsidiaries of the Company

Subsidiaries and Company´s shareholding percentage in such subsidiaries as of December 31, 2014 and 2013 are listed below:

Name	Shareholding percentage in subsidiaries
		December 31,
	Country	2014	2013
Bachoco, S.A. de C.V.	México	99.99	99.99
Bachoco USA, LLC. & Subsidiary	U.S.	100.00	100.00
Campi Alimentos, S.A. de C.V.	México	99.99	99.99
Induba Pavos, S.A. de C.V.	México	99.99	99.99
Bachoco Comercial, S.A. de C.V.	México	99.99	99.99
PEC LAB, S.A. de C.V.	México	64.00	64.00
Aviser, S.A. de C.V.	México	99.99	99.99
Operadora de Servicios de Personal, S.A. de C.V.	México	99.99	99.99
Secba, S.A. de C.V.	México	99.99	99.99
Servicios de Personal Administrativo, S.A. de C.V.	México	99.99	99.99
Sepetec, S. A. de C.V.	México	99.99	99.99

The main subsidiaries of the group and their activities are as follows:

- Bachoco, S.A. de C.V. (BSACV) (includes four subsidiaries which are 51% owned, and over which BSACV has control). BSACV is engaged in breeding, processing and marketing poultry goods (chicken and eggs).

- Bachoco USA, LLC. holds the shares of OK Industries, Inc. and, therefore, of the operations of the Company in the United States of America. OK Industries, Inc. (acquired in November 2011) comprises five controlled subsidiaries. Their primary activity includes the production of chicken products and hatching eggs, mostly marketed in the United States of America and, to a lesser extent, in other foreign markets.

- Campi Alimentos, S.A. de C.V., is engaged in producing and marketing balanced animal feed, mainly for selling to third parties.

- The main activity of Bachoco Comercial, S.A. de C.V. and Induba Pavos, S.A. de C.V. is the distribution of chicken, turkey and beef value-added products.

- PEC LAB, S.A. de C.V. is the holding of the shares of Pecuarius Laboratorios, S.A. de C.V. Its main activity consists of the production and distribution of medicines and vaccines for animal consumption.

- Aviser, S.A. de C.V., Operadora de Servicios de Personal, S.A. de C.V., Secba, S.A. de C.V., Servicios de Personal Administrativo, S.A. de C.V. and Sepetec, S.A de C.V. are engaged in providing administrative and operating services rendered to their related parties.

None of the Company’s contracts or loan agreements restrict the net assets of its subsidiaries.

(Continued)

(6)	Operating segments

Reportable segments have been determined based on a line of product approach. Intersegment transactions have been eliminated. The poultry segment consists of chicken and egg operations. The information included in the “Others” segment corresponds to operations of pigs, balanced feed for animal consumption and other by-products that do not meet the quantitative thresholds to be considered as reportable segments.

Inter-segment pricing is determined on an arm’s length basis. The accounting policies of operating segments are as those described in note 3 s).

Below is the information related to each reportable segment. Performance is measured based on each segment’s income before taxes, in the same manner as it is included in management reports that are regularly reviewed by the Company’s chief operating decision maker.

a)	Operating segment information

	Year ended December 31, 2014
	Poultry	Other	Total
Net revenues	$37,994,654	3,784,433	41,779,087
Cost of sales	29,329,056	3,165,918	32,494,974
Gross profit	8,665,598	618,515	9,284,113
Income before taxes	5,214,590	374,186	5,588,776
Income taxes	1,546,518	109,592	1,656,110
Net income attributable to controlling interest	3,662,769	264,157	3,926,926
Property, plant and equipment, net	11,017,198	1,037,556	12,054,754
Goodwill	261,749	88,015	349,764
Total assets	31,786,586	3,056,542	34,843,128
Total liabilities	9,578,370	902,708	10,481,078
Purchases of property, plant and equipment	1,128,331	112,785	1,241,116
Depreciation and amortization	738,663	66,987	805,650

As of December 31, 2014	Poultry revenues	Others revenues
Total revenue	$37,995,157	4,433,379
Intersegments	503	648,946
Net revenues	$37,994,654	3,784,433

(Continued)

	Year ended December 31, 2013
	Poultry	Others	Total
Net revenues	$35,943,862	3,766,864	39,710,726
Cost of sales	29,847,653	3,328,946	33,176,599
Gross profit	6,096,209	437,918	6,534,127
Income before taxes	3,164,288	227,956	3,392,244
Income taxes	1,252,784	97,655	1,350,439
Net income attributable to controlling interest	1,890,572	147,850	2,038,422
Property, plant and equipment, net	10,425,139	1,227,310	11,652,449
Goodwill	256,244	88,015	344,259
Total assets	26,129,798	2,759,879	28,889,677
Total liabilities	7,943,868	794,663	8,738,531
Purchases of property, plant and equipment	531,465	56,128	587,593
Depreciation and amortization	731,797	84,876	816,673

As of December 31, 2013	Poultry revenues	Others revenues
Total revenue	$35,943,862	4,012,486
Intersegments	0	245,622
Net revenues	$35,943,862	3,766,864

	Year ended December 31, 2012
	Poultry	Others	Total
Net revenues	$35,797,169	3,570,262	39,367,431
Cost of sales	30,210,843	3,107,364	33,318,207
Gross profit	5,586,326	462,898	6,049,224
Income before taxes	2,580,005	213,786	2,793,791
Income taxes	486,251	115,769	602,020
Net income attributable to controlling interest	1,939,733	244,834	2,184,567
Purchases of property, plant and equipment, net	942,351	9,409	951,760
Depreciation and amortization	752,492	85,315	837,807

As of December 31, 2012	Poultry revenues	Other revenues
Total revenue	$35,797,169	3,713,375
Intersegments	-	143,113
Net revenues	$35,797,169	3,570,262

(Continued)

b)	Geographical information

When submitting information by geographic area, revenue is classified based on the geographic location where the Company’s customers are located. Segment assets are classified in accordance with their geographic location. Geographical information for the “Others” segment is not included below because the totality is generated domestically in Mexico.

	Year ended December 31, 2014
	Domestic poultry	Foreign poultry	Operations between geographical segments	Total
Net revenues	$29,556,202	8,955,964	(517,512)	37,994,654
Non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and investments in insurance policies
Non-current biological assets	791,256	317,977	-	1,109,233
Property, plant and equipment, net	9,386,883	1,630,315	-	11,017,198
Goodwill	212,833	48,916	-	261,749

	Year ended December 31, 2013
	Domestic poultry	Foreign poultry	Operations between geographical segments	Total
Net revenues	$27,426,465	8,943,090	(425,693)	35,943,862
Non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and investments in insurance policies
Non-current biological assets	840,622	269,314	-	1,109,936
Property, plant and equipment, net	8,936,020	1,489,119	-	10,425,139
Goodwill	212,833	43,411	-	256,244

	Year ended December 31, 2012
	Domestic poultry	Foreign poultry	Operations between geographical segments	Total
Net revenues	$27,625,702	8,223,808	(52,341)	35,797,169

(Continued)

c)	Major Customers

In Mexico, the Company’s products are traded among a large number of customers, without significant concentration with any specific customer. Therefore, in 2014, 2013 and 2012, no customer represented over 10% of the Company’s total revenues.

In the United States of America, the Company has transactions with Ozark Mountain Poultry, Inc. representing 24%, 14% and 12% of total sales outside of Mexico during the years ended December 31, 2014, 2013 and 2012, respectively.

(7)	Cash and cash equivalents

The consolidated balances of cash and cash equivalents as of December 31, 2014 and 2013 are as follows:

	December 31
	2014	2013
Cash and banks	$3,282,730	594,183
Investments with maturities less than three months	7,745,324	6,121,330
Cash and cash equivalents	11,028,054	6,715,513

Restricted cash	8,008	1,381
Total cash and cash equivalents and restricted cash	$11,036,062	6,716,894

Restricted cash corresponds to the minimum margin required by the intermediary related to the Company’s derivative financial instruments, in order to meet future commitments that may stem from adverse market movements affecting prices on the open positions as of December 31, 2014 and 2013.

(8)	Financial instruments and risk management

The Company is exposed to market risks, liquidity risks and credit risks for the use of financial instruments, for which reason it exercises its risk management.

This note presents information on the Company’s exposure to each one of the aforementioned risks, as well as the Company’s objectives, policies and processes for the measurement and management of financial risks.

Risk management framework

The philosophy adopted by the Company seeks to minimize risks and, therefore maximize business stability, focusing decisions on creating an optimum combination of products and assets that produce a risk – return ratio more in agreement with the risk profile of its stockholders.

(Continued)

In order to establish a clear and optimum organizational structure with respect to risk management, a Risk Committee has been established which is the specialized body in charge of defining, proposing, approving and implementing the objectives, policies, procedures, methodologies and strategies, as well as the determination of the maximum limits of exposure to risk and contingency plans.

At December 31, 2014 and 2013, the Company has not identified embedded derivatives.

The Company’s derivative financial instruments as of December 31, 2014 and 2013, don’t meet the requirements to be treated as a hedges for accounting purposes.

Management by type or risk

a)	Categories of financial assets and liabilities

The Company’s financial assets and liabilities are shown below:

	December 31,
	2014	2013
Financial assets
Cash and cash equivalents	$11,036,062	6,716,894
Investments designated at fair value through profit and loss (correspond to investments held for sale)	910,519	972,641
Investments held to maturity	56,252	67,219
Accounts receivable	1,953,968	1,656,162
Long-term receivables	104,495	87,927
Derivative financial instruments	6,669	11,735

Financial liabilities
Measured at fair value through profit and loss	(797,982)	(557,592)
Measured at amortized cost	(1,652,470)	(1,510,210)
Trade payables, sundry creditors and expenses payable	$(3,530,546)	(3,068,249)

b)	Credit risk

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

Measurement and monitoring of counterparty risk

In terms of valuation and monitoring of derivative financial instruments and primary financial instruments Over the Counter (OTC), the Company currently measures its counterparty risk by identifying the Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA).

(Continued)

For investments in primary financial instruments in national currency, the financial instruments valuation models used by price suppliers incorporate market movements and credit quality of issuers, thereby implicitly including the counterparty risk of the transaction in the fair value determination; therefore, the position in primary financial instruments includes the counterparty risk and no other study and/or related study is carried out. The price of the instruments obtained from the price supplier is “mid” prices, which is the mid-price between the buying price and the selling price. As of December 31, 2014 and 2013, the balance of held to maturity investments is $56,252 and $67,219, respectively.

Investments in primary financial instruments denominated in a foreign currency, not listed in Mexico, are valued at prices contained in the broker's statements of account. The Company validates these market prices using Bloomberg, which incorporate market movements and the credit quality of issuers; thereby implicitly including the counterparty risk of the transaction and no related adjustment is carried out. The prices obtained from Bloomberg are mid prices.

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

The impairment assessment of accounts receivable is performed on a collective basis, as there are no accounts with significant balances, and in the short-term. The Company's products are marketed to a large number of customers without, except as described in note 6 c, any significant concentration with a specific customer. As part of the objective evidence that an account receivable portfolio is impaired, the Company considers past experiences with respect to collection, increases in the number of overdue payments in the portfolio exceeding the average loan period, as well as observable changes in national and local economic conditions that correlate to defaults.

The Company has a credit policy under which each new customer is analyzed individually in terms of its creditworthiness before offering it payment terms and conditions. The Company's review includes internal and external assessments, and in some cases, bank references and a search in the Public Registry of Properties. For each customer, purchase limits are established, which represent the maximum credit amount. Customers that do not meet the Company's credit references can solely conduct transactions in cash or through advance payments.

The allowance for doubtful accounts includes trade accounts receivable that are impaired, which amount to $110,462 and $86,564 as of December 31, 2014 and 2013, respectively. The reconciliation of movements of the allowance for doubtful accounts, and the analysis of past-due accounts receivable but not impaired, are presented in note 9.

The Company receives guarantees on credit lines granted to its clients, which consist of real and personal property, such as land, buildings, houses, vehicles, credit cards, cash deposits and others. As of December 31, 2014 and 2013, the guarantees fair value, determined through an appraisal at the time the loan is granted, is $589,430 and $497,490 respectively.

(Continued)

The fair value of trade accounts receivable is similar to the carrying amount, as the terms granted under credit lines are of a short term nature and do not include significant finance components.

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

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure, which as of the reporting date is as follows:

	December 31,
	2014	2013
Cash and cash equivalents	$11,036,062	6,716,894
Investments designated at fair value through profit and loss (correspond to investments held for sale)	910,519	972,641
Investments held to maturity	56,252	67,219
Accounts receivable net of guarantees received	1,469,033	1,246,599
Derivative financial instruments	6,669	11,735
	$13,478,535	9,015,088

c)	Liquidity risk

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

(Continued)

Monitoring

The Company’s areas of risk management and financial planning measure, monitor and report to the Risk Management Committee liquidity risks associated with the ALM and prepare limits for the authorization, implementation and operation thereof, as well as contingent action measures in case of liquidity requirements.

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

Maturity table

	December 31, 2014
	Less than 1 year	1 to 3 years	3 to 5 years
Trade payables, sundry creditors and expenses payable	$3,530,546	-	-
Variable-rate maturities
In U.S. dollars	221,250	-	-
In pesos	576,732	152,470	1,500,000
Interest	73,377	153,300	78,353
Total financial liabilities	$4,401,905	305,770	1,578,353

	December 31, 2013
	Less than 1 year	1 to 3 years	3 to 5 years
Trade payables, sundry creditors and expenses payable	$3,068,250	-	-
Variable-rate maturities
In U.S. dollars	392,700	-	-
In Mexican pesos	164,892	10,210	1,500,000
Interest	89,554	179,108	48,704
Total financial liabilities	$3,715,396	189,318	1,548,704

(Continued)

At least on a monthly basis, management evaluates and advises the Board of Directors on its liquidity. As of December 31, 2014, the Company has evaluated that it has sufficient resources to meet its obligations in the short and long term; therefore, it does not consider having liquidity gaps in the future and it will not be necessary to sell assets to pay its debts at unusual discounts or at out-of-market prices.

d)	Market risk

Market risk is defined as the potential loss of a portfolio of derivative financial instruments and primary financial instruments held for trading purposes, for changes in risk factors that affect the valuation of short or long positions. In this sense, the uncertainty of future losses resulting from changes in market conditions (interest rates, foreign currency, prices of commodities, among others), which directly affects movements in the price of both assets and liabilities, is detected.

The Company measures, monitors and reports all financial instruments subject to market risk, using sensitivity measurement models to show the potential loss associated with movements in risk variables, according to different scenarios on rates, prices and types of change during the period.

Monitoring

Sensitivity analyses are prepared at least monthly and are compared with the limits established. Any excess identified is reported to the Risk Management Committee.

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

(Continued)

Agricultural agreements that result in firm commitments are linked to two corn and/or sorghum agricultural cycles, and in contracting purchases: both contracting cycles and dates are itemized as follows:

•	Fall-winter Cycle - The registration window period is at the discretion of the Agency of Services for Distribution and Development of Agricultural Markets (ASERCA, for its Spanish acronym), which is usually between December and March, while the fall-winter cycle harvest period takes place during May, June and July. However, corn and/or harvest could lengthen up to one month or several months, depending on the weather conditions, such as drought and frost.

•	Spring-summer Cycle - The registration window period is at the discretion of ASERCA; the spring-summer cycle usually takes place during the July and August and the harvest depends on each state of the country and is very variable.

For contracts entered into through the commercialization support scheme with Fideicomisos Instituidos en la Relacion con la Agricultura (FIRA), there are no purchase periods established as this program is focused on selling excess crops that weren’t sold through the contract agriculture program. Normally these purchases are made at the end of each harvest cycle.

As of December 31, 2014 and 2013, the Company has effective hedging positions of corn long “puts” with ASERCA, maturing in March, July, September and December 2015 and 2014. The gain on valuation of these instruments is $5,518, $120,560 and $0, in 2014, 2013 and 2012 respectively, recorded within cost of sales.

The Company maintains a contractual agreement with ASERCA in which the Company will pay 55% of the option premium and ASERCA will pay the remaining 45%. In case the option is In the Money (Strike>Forward), the Company will recover the 55% portion paid and an additional 22.5% which is equivalent to 50% of the portion paid by ASERCA. Due to its nature and according to the established by IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, the portion paid by ASERCA must be recognized as an income over the term of the instrument in order to match it against the costs it is intended to offset, on a systematic basis. The effect of such benefit as of December 31, 2014 and 2013 is 18,987 thousand dollars ($280,058) and 14,819 thousand dollars ($193,981), respectively.

Moreover, as of December 31, 2014, the Company has outstanding hedge positions of long puts of sorghum with FIRA expiring in March 2015. The gain on valuation of these instruments is $2,028 and was recorded in cost of sales. As of December 31, 2013, the Company did not have outstanding hedging positions of long puts with FIRA.

Due to the above, the Company has a contractual agreement with FIRA in which it will absorb 50% of the premium payment option and FIRA the remaining 50%. Because of its nature and as established by IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, the portion paid by FIRA should be recognized as income over the periods the related costs are incurred, on a systematic basis. The effect of such benefit as of December 31, 2014 and 2013 was 358 thousand dollars ($5,281) and $0, respectively.

(Continued)

With respect to the risk in commodities that are not designated in a formal hedging relationship and to which the Company is exposed, sensitivity tests on corn and sorghum futures agreements are entered into, considering different (bullish and bearish) scenarios. These results can be seen in paragraph g) of this note.

ii. Chicken price risk

The Company is exposed to financial risks mainly related to changes in the chicken price. The Company does not contemplate a significant drop in chicken price in the future; therefore, as of December 31, 2014 and 2013 it has not entered into any derivative financial instrument or other agreement for managing the risk related to a decrease in chicken price.

The Company reviews chicken prices frequently in order to evaluate the need of having a financial instrument to manage the risk.

iii. Exchange risk

The Company is exposed to fluctuations in the exchange rate mainly on MXP/US dollar parity in the Company's assets and liabilities, such as: primary financial instruments (investments), derivative financial instruments hedging commodities, which are denominated in a currency other than the Company's functional currency. In this regard, the Company has implemented a sensitivity analysis to measure the effects that currency risk may have over the assets and liabilities described.

The Company protects itself through economic hedging with derivative financial instruments, a percentage of its estimated exposure to the exchange rate variations in relation to sales and purchases projected during the year and in the months needed. Maturities of all instruments referred to as hedges for the foreign exchange risk are less than one year from the contracting date.

As of December 31, 2014 and 2013, the Company does not have derivative financial instrument positions to hedge exchange rate risks.

iv. Foreign currency position

The Company has financial instrument assets and liabilities denominated in foreign currency on which there is an exposure to currency risk.

Below is the foreign currency position that the Company has as of December 31, 2014 and 2013.

(Continued)

	December 31,
	2014		2013
	Dollars	Mexican Pesos	Dollars	Mexican Pesos
Assets
Cash and cash equivalents	1,866	27,526	39,843	521,546
Primary financial instruments	24,849	366,527	29,284	383,333
Accounts receivable	35,061	517,154	38,810	508,017
Other accounts receivable	12,598	185,824	12,170	159,305
Total assets	74,375	1,097,031	120,107	1,572,201

Liabilities
Trade accounts payable	(157,336)	(2,320,708)	(142,124)	(1,860,405)
Other accounts payable	(10,110)	(149,118)	(17,156)	(224,568)
Financial debt	(15,000)	(221,250)	(30,000)	(392,700)
Total Liabilities	(182,446)	(2,691,076)	(189,280)	(2,477,673)
Net liability position	(108,071)	(1,594,045)	(69,173)	(905,472)

The Company carries out a sensitivity analysis related to the effect that the movement in the exchange rates may have on its financial information. These results are shown in paragraph g) of this note. These analyses represent the scenarios that management considers reasonably possible could occur at the end of the year.

The following is a detail of exchange rates effective during the fiscal year:

			Spot exchange rate at
	Average exchange rate		December 31,
	2014	2013	2014	2013
Dollars	$13.30	12.76	14.75	13.09

The exchange rate at the date of issuance of the consolidated financial statements is $14.90.

v. Interest rate risk

The Company is exposed to fluctuations in rates for primary financial instruments, such as investments, bank loans and debt securities. This risk is managed through derivative financial instruments such as interest rate swaps or others, taking into account market conditions and the criterion of its Risk Management Committee and Board of Directors.

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

(Continued)

To monitor this risk, the Company performs at least monthly, sensitivity tests to measure the effect of the change in interest rates in the instruments described in the preceding paragraph, which are listed in subsection g) of this note.

e)	Financial instruments at fair value

The amounts of accounts payable, accounts receivable and short-term debt approximate their fair value because of their nature and short-term maturities.

The following table presents the fair value of the financial instruments that are recognized at amortized cost, together with the carrying amount included in the consolidated statement of financial position:

Liabilities recorded at amortized cost	Carrying amount	Fair value	Carrying amount	Fair value
	2014		2013
Debt securities	$1,500,000	1,514,205	1,500,000	1,519,065

f)	Fair value hierarchy

The following table presents financial assets and financial liabilities measured at fair value and those that are not measured at fair value, but whose fair value disclosure is required, in accordance with its category within the fair value hierarchy.

Measurements of assets and liabilities in Level 2 of the fair value hierarchy have been determined in accordance with a market approach for similar instruments.

	Level 1	Level 2	Level 3	Total
As of December 31, 2014
Investments in primary instruments at fair value though profit and loss (corresponds only to assets held for sale)	$302,464	608,055	-	910,519
Derivative financial instruments	-	6,669	-	6,669
Debt securities (measured at amortized cost)	-	(1,514,205)	-	(1,514,205)
	$302,464	(899,481)	-	(597,017)

	Level 1	Level 2	Level 3	Total
As of December 31, 2013
Investments in primary instruments at fair value though profit and loss (corresponds only to assets held for sale)	$253,125	719,516	-	972,641
Derivative financial instruments on commodities	-	11,735	-	11,735
Debt securities (measured at amortized cost)	-	(1,519,065)	-	(1,519,065)
	$253,125	(787,814)	-	(534,689)

(Continued)

g)	Quantitative sensitivity measurements

Following are sensitivity analyses for the most significant risks to which the Company is exposed as of December 31, 2014. These analyses represent the scenarios that Management considers reasonably possible that could have occurred at the end of such fiscal year.

i.	Derivative Financial Instruments (DFIs)

As of December 31, 2014, the Company's position on derivative financial instruments was only comprised by instruments to hedge commodity risk only.

If at the end of the fiscal year 2014, the bullish price of corn and of short ton of soybean increased 7.5%, the amount of loss related to the Company’s derivative financial instruments would increase to $4,966, affecting the profit and loss of the period by a greater loss on derivative financial instruments. If on the other hand, the aforementioned prices decreased 7.5%, then the effect would be the opposite; i.e., the Company would have experienced a benefit in the profit and loss of the period of $12,377.

ii.	Interest rate risk

As described in note 17, the company has a financial debt denominated in pesos and dollars, which pays interest at a variable rate based on TIIE and LIBOR, respectively.

If, as of the 2014 closing date, variable rates to which the Company is exposed had been higher by 50 basis points, the amount of interest paid would increase to $12,111 reducing the income of the year. If on the other hand, these rates decreased by 50 basis points, then the effect would be the opposite; i.e., a benefit in the income of the year of $12,111.

iii.	Exchange risk

As of December 31, 2014, the Company's net monetary liability position in foreign currency was $1,594,045.

If, as of the 2014 closing date, the exchange rate increased $0.50 cents, the result from foreign currency position, which in 2014 resulted in a net exchange gain, would decrease by $54,035, reducing the Company’s profit and loss and stockholders’ equity with a loss from foreign currency exchange effects. If, on the other hand, the exchange rate decreased by $0.50, then the effect would be the opposite; that is, an increase in profit and loss and stockholders’ equity of $54,035 with a gain from foreign currency exchange effects.

(Continued)

(9)	Accounts receivable, net

As of December 31, 2014 and 2013, accounts receivable are as follows:

	December 31,
	2014	2013

Trade receivables	$1,690,237	1,704,583
Allowance for doubtful accounts	(76,793)	(69,245)
Other receivables	340,524	20,824
Income tax receivable	56,512	73,146
Recoverable value-added tax and other recoverable taxes	966,027	592,463
	$2,976,507	2,321,771

Past-due but not impaired portfolio

Below is a classification of trade accounts receivable according to their aging as of the reporting date, excluding receivables that are in a legal process, which has not been subject to impairment:

	December 31,
	2014	2013
Current	$925,872	1,470,294
Overdue 0 to 60 days	644,465	120,258
Overdue over 60 days	9,438	27,467
	$1,579,775	1,618,019

As of December 31, 2014 and 2013 the Company has receivables in a legal process (receivables for which legal counsel is seeking recoverability) of $110,462 and $86,564, respectively.

The Company believes that non-impaired amounts that are overdue by more than 60 days can still be collected, based on the historical behavior of payments and analysis of credit ratings of customers.

Reconciliation of movements in allowance for doubtful accounts

	2014	2013
Balance as of January 1	$(69,245)	(46,681)
Increase in allowance	(16,163)	(29,801)
Applications	9,529	7,416
Currency translation effect	(913)	(179)
Balance as of December 31,	$(76,793)	(69,245)

(Continued)

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

(10)	Inventories

As of December 31, 2014 and 2013, inventories are as follows:

	December 31,
	2014	2013

Raw materials and by-products	$1,226,778	$1,100,971
Medicine, materials and spare parts	656,618	633,829
Balanced feed	218,951	209,082
Processed chicken	777,734	689,102
Commercial eggs	35,957	43,213
Processed beef	23,008	23,013
Processed turkey	17,561	25,090
Other processed products	11,454	13,922
Total	$2,968,061	$2,738,222

Inventory consumption for the years ended December 31, 2014, 2013 and 2012 was $24,873,999, $26,041,102 and $26,452,636 respectively.

(11)	Biological assets

As of December 31, 2014 and 2013, biological assets are as follows:

	Current biological assets	Non-current biological assets	Total
Balance as at January 1, 2014	$1,420,174	1,109,936	2,530,110
Increase due to purchases	301,516	296,846	598,362
Sales	-	(222,283)	(222,283)
Net increase due to births	227,892	1,426,359	1,654,251
Production cost	24,324,638	1,088,254	25,412,892
Depreciation	-	(1,194,779)	(1,194,779)
Transfers to inventories	(24,789,388)	(1,426,359)	(26,215,747)
Other	16,596	31,259	47,855
Balance as at December 31, 2014	$1,501,428	1,109,233	2,610,661

(Continued)

	Current biological assets	Non-current biological assets	Total
Balance as at January 1, 2013	$1,496,964	1,106,120	2,603,084
Increase due to purchases	227,864	328,059	555,923
Sales	-	(178,543)	(178,543)
Net increase due to births	283,175	1,242,535	1,525,710
Production cost	24,683,964	1,073,261	25,757,225
Depreciation	-	(1,221,754)	(1,221,754)
Transfers to inventories	(25,270,795)	(1,242,535)	(26,513,330)
Other	(998)	2,793	1,795
Balance as at December 31, 2013	$1,420,174	1,109,936	2,530,110

The “Other” category includes the change in fair value of biological assets that resulted in decreases of $23,096 and $7,857 in 2014 and 2013, an increase of $11,010 in 2012.

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

(Continued)

(12)	Prepaid expenses and other current assets

As of December 31, 2014 and 2013, prepaid expenses and other current assets are as follows:

	December 31,
	2014	2013

Advances to suppliers of inventories	$866,119	801,390
Prepaid expenses of services	145,849	184,001
Option agreement on potential acquisition	154,875	-
Prepaid expenses for purchase of property, plant and equipment to related parties	12,500	-
Prepaid expenses of insurance and bonds	64,979	58,764
Other receivables	134,755	91,383
Total	$1,379,077	1,135,539

Effective June 20, 2014, the Company executed an option agreement with Morris Hatchery, Inc. that gives the Company the right to purchase its hatching egg operations located in Gillsville, Georgia once the contractual obligations made by Morris Hatchery Inc. with its customers have concluded, which wasn’t completed by December 31, 2014. As consideration for this right, the Company made a nonrefundable payment of $10,500 thousand dollars ($154,875) which will be credited against the aggregate purchase price upon closing. The aggregate purchase price for the hatching egg operations is $25,000 thousand dollars upon closing. If the Company chooses to exercise this option, once it is exercisable, then management expects the closing of the purchase to be prior to December 31, 2015.

(13)	Assets available for sale

As of December 31, 2014 and 2013, assets available for sale are as follows:

	December 31,
	2014	2013

Buildings	$22,965	18,242
Land	32,779	28,168
Other	2,839	2,643
Total	$58,583	49,053

The Company recognized a gain from the sale of these assets as of December 31, 2014 of $5, a loss of $24 during 2013 and a gain of $1,427 in 2012.

(Continued)

(14)	Property, plant and equipment

As of December 31, 2014 and 2013, property, plant and equipment are comprised as follows.

Cost	Balance as at January 1, 2014	Additions	Disposals	Currency translation effect	Balance as at December 31, 2014
Land	$1,057,182	30,833	(29)	6,196	1,094,182
Buildings and construction	9,548,846	101,388	(87,755)	107,511	9,669,990
Machinery and equipment	9,524,495	298,248	(113,567)	107,546	9,816,722
Transportation equipment	1,204,326	114,453	(149,487)	1,738	1,171,030
Computer equipment	141,252	8,178	(82,768)	1,118	67,780
Furniture	149,741	8,512	(6,410)	1,172	153,015
Leasehold improvements	26,852	-	(5,410)	-	21,442
Construction in progress	356,447	679,504	(44,085)	-	991,866
Total	$22,009,141	1,241,116	(489,511)	225,281	22,986,027

Accumulated depreciation	Balance as at January 1 2014	Depreciation for the year	Disposals	Currency translation effect	Balance as at December 31, 2014
Buildings and construction	$(4,607,271)	(188,909)	52,135	(10,617)	(4,754,662)
Machinery and equipment	(4,724,963)	(513,983)	58,514	(30,454)	(5,210,886)
Transportation equipment	(789,154)	(87,375)	81,874	(970)	(795,625)
Computer equipment	(126,897)	(5,954)	77,317	(928)	(56,462)
Furniture	(108,407)	(9,429)	4,499	(301)	(113,638)
Total	$(10,356,692)	(805,650)	274,339	(43,270)	(10,931,273)

Cost	Balance as at January 1, 2013	Additions	Disposals	Currency translation effect	Balance as at December 31, 2013
Land	$1,056,145	770	(59)	326	1,057,182
Buildings and construction	9,397,122	153,685	(19,482)	17,521	9,548,846
Machinery and equipment	9,081,660	462,988	(25,267)	5,114	9,524,495
Transportation equipment	1,170,321	167,324	(133,483)	164	1,204,326
Computer equipment	138,172	3,151	(130)	59	141,252
Furniture	145,669	5,778	(1,760)	54	149,741
Leasehold improvements	38,841	-	(11,989)	-	26,852
Construction in progress	562,750	(206,303)	-	-	356,447
Total	$21,590,680	587,393	(192,170)	23,238	22,009,141

Accumulated depreciation	Balance as at January 1 2013	Depreciation for the year	Disposals	Currency translation effect	Balance as at December 31, 2013
Buildings and construction	$(4,420,885)	(199,952)	15,844	(2,278)	(4,607,271)
Machinery and equipment	(4,223,450)	(515,833)	15,088	(768)	(4,724,963)
Transportation equipment	(773,826)	(86,936)	71,640	(32)	(789,154)
Computer equipment	(121,753)	(5,232)	130	(42)	(126,897)
Furniture	(101,250)	(8,720)	1,570	(7)	(108,407)
Total	$(9,641,164)	(816,673)	104,272	(3,127)	(10,356,692)

(Continued)

Carrying amounts, net	Balance as at December 31, 2014	Balance as at December 31, 2013
Land	$1,094,182	1,057,182
Buildings and construction	4,915,328	4,941,575
Machinery and equipment	4,605,836	4,799,532
Transportation equipment	375,405	415,172
Computer equipment	11,318	14,355
Furniture	39,377	41,334
Leasehold improvements	21,442	26,852
Construction in progress	991,866	356,447
Total	$12,054,754	11,652,449

Additions of property, plant and equipment in 2013 include assets acquired through business combinations of $11,982 that consist of buildings for $7,095, machinery and equipment for $461, furniture for $77 and transportation equipment for $4,349. During the year ended December 31, 2014 no assets were acquired through business combinations.

Depreciation expense during the years ended December 31, 2014, 2013 and 2012 was $805,650, $816,673 and $837,807, respectively, which were charged to cost of sales and operating expenses.

(15)	Goodwill

	2014	2013

Balances at beginning of the year	$344,259	300,848
Business combinations (Note 4)	-	42,780
Foreign currency effects	5,505	631
Balances at end of year	$349,764	344,259

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

(Continued)

The assumptions and balances of each cash-generating unit are as follows:

2014
Cash-generating unit	Final balance of the year	Projection period (years)	Annual discount rate (%)	Annual growth rate (%)
Bachoco - Istmo and Peninsula regions	$212,833	5	9.93%	2.70%
Campi	88,015	5	9.93%	2.10%
Ok Farms- Morris Hatchery Inc.	48,916	5	8.24%	0.00%
	$349,764

2013
Cash-generating unit	Final balance of the year	Projection period (years)	Annual discount rate (%)	Annual growth rate (%)
Bachoco - Istmo and Peninsula regions	$212,833	5	10.33%	2.70%
Campi	88,015	5	10.33%	2.10%
Ok Farms- Morris Hatchery Inc.	43,411	5	8.74%	0.00%
	$344,259

(16)	Other non-current assets

Other non-current assets consist of the following:

	December 31,
	2014	2013

Advances for purchase of property, plant and equipment	$167,935	133,214
Investments in life insurance (note 3 (k))	41,187	35,754
Guarantee deposits	17,341	15,956
Other long-term receivable	104,495	87,927
Intangible assets in process	54,512	37,955
Other	42,558	39,793
Total non-current assets	$428,028	350,599

(Continued)

(17)	Financial debt

Significant borrowings are secured by guaranties, according to the terms of the borrowing agreements.

Note 8 discloses the carrying amount and fair value of the Company’s borrowings.

a)	Short-term financial debt is as follows:

	December 31,
	2014	2013
Loan of USD$30,000 thousand dollars denominated in USD, maturing in June 2014, at LIBOR (3) rate plus 1.20 points.		392,700
Denominated in pesos, maturing in January, October, December 2014, at TIIE (1) FIRA (2) less 0.70 percentage points.		148,500
Loan in the amount of USD$15,000 thousand dollars, maturing in January 2015, at LIBOR (3) rate plus 1.04 percentage points.	$221,250	-
Denominated in pesos, maturing in January 2015, at TIIE (1) FIRA (2) less 0.70 percentage points.	193,000	-
Denominated in pesos, maturing in January 2015, at TIIE (1) FIRA (2) rate plus 1.25 percentage points	250,000	-
Total short-term debt	$664,250	541,200

Annual weighted average interest rate of short-term loans denominated in pesos for 2014, 2013 and 2012 was 2.78%, 3.72% and 4.97%, respectively. Average interest rate for short-term loans existing as of December 31, 2014 and 2013, was 3.68% and 3.10%, respectively.

Annual weighted average interest rate of short-term loans denominated in dollars for the years 2014, 2013 and 2012 was 1.10%, 1.49% and 1.06%, respectively. Average interest rate for loans existing as of December 31, 2014 and 2013 was 1.24% and 1.37%, respectively.

(1)	TIIE (for its acronym in Spanish) = Interbank Equilibrium Rate
(2)	FIRA (for its acronym in Spanish) = Trust Established in Relation to Agriculture
(3)	LIBOR= London Interbank Offered Rate

(Continued)

b)	Long-term debt consists of the following:

	December 31,
	2014	2013

Denominated in pesos, maturing in 2015 and 2016, at TIIE (1) plus 1.00 percentage points.	10,209	22,329
Denominated in pesos, maturing in January 2014, at TIIE (1) FIRA (2) rates less 0.55 percentage points.	-	4,273
Denominated in pesos, maturing in September 2017, at TIIE (1) rates plus 0.63 percentage points.	102,000	-
Denominated in pesos, maturing in August 2015, at TIIE (1) FIRA (2) rates less 0.90 percentage points.	124,000	-
Denominated in pesos, maturing in April 2017, at TIIE (1) rates plus 0.25 percentage points.	49,993	-
Debt securities (subsection (d))	1,500,000	1,500,000
	1,786,202	1,526,602

Less current maturities	(133,732)	(16,392)
Long-term debt, excluding current maturities	$1,652,470	1,510,210

Long-term annual weighted average interest rate for 2014, 2013 and 2012 was 3.72%, 4.93% and 5.40%, respectively. Average rate for current loans as of December 31, 2014 and 2013 was 3.68% and 4.40%, respectively.

(1) TIIE (for its acronym in Spanish) = Interbank Equilibrium Rate

(2) FIRA (for its acronym in Spanish) = Trust Established in Relation to Agriculture

During 2014 and 2013, the Company made early payments on its long-term debt of $201,300 and $11,833 respectively, without payment of fees for early termination.

As of December 31, 2014 and 2013, total unused lines of credit, totaled $5,282,600 and $5,418,099, respectively. In both years, the Company did not pay any fee for undrawn balances.

c)	Maturities of long-term debt, excluding current maturities, as of December 31, 2014, are as follows:

Year	Amount
2016	$4,502
2017	1,647,968
$1,652,470

Interest expense on total loans during the years ended December 31, 2014, 2013 and 2012, amounted to $87,624, $97,025 and $71,005, respectively.

Certain bank loans establish certain affirmative and negative covenants, as well as the requirement to maintain certain financial ratios, which have been met as of December 31, 2014, among which are:

(Continued)

a)	Provide financial information at request from the bank.

b)	Not to contract liabilities with financial cost or grant loans that may affect payment obligations.

c)	Notify the bank regarding the existence of legal issues that could substantially affect the financial situation of the Company.

d)	Not to perform substantial changes to the nature of the business, or the administrative structure.

e)	Not to merge, consolidate, separate, settle or dissolve except for those mergers in which the Company or surety are the merging company and do not constitutes a change on control of the entities of the group to which the Company or the surety belong, at the date of the agreement.

d)	Issuance of debt securities

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

The debt securities will be paid at the expiration of the contractual term. Direct costs arising from debt issuance or contract are deferred and amortized as part of financial expense using the effective interest rate through the expiration of each transaction. Such costs include commissions and professional fees.

(1)	UDIS = Investment units

Derived from the issuance of the Debt securities, the Company is subject to certain requirements, affirmative and negative covenants, with which they comply as of December 31, 2014.

(Continued)

(18)	Trade accounts and other accounts payable

	December 31,
	2014	2013
Trade payables	$3,257,291	2,764,766
Sundry creditors and expenses payable	273,255	303,483
Provisions	215,003	133,103
Statutory employee profit sharing	19,939	29,140
Retained payroll taxes and other local taxes	167,205	129,122
Direct employee benefits	33,894	5,504
Interest payable	1,920	3,275
Government grant	1,947	-
Others	61	7,208
	$3,970,515	3,375,601

Note 8 discloses the Company’s exposure to the exchange and liquidity risks related to trade accounts payable and other accounts payable.

On December 2009, the Mexican Federal Competition Agency (CFC, for its Spanish acronym) released a news report in which it announced an investigation on the Mexican poultry industry in reference to possible monopolistic practices. As a result of this investigation, CFC imposed several fines to the Company for supposedly having certain practices where the price of chicken was manipulated. Although the Company and its legal advisors consider that the interposed legal processes are well sustained and attended, a provision that is considered adequate has been recognized.

Additionally, the National Water Commission (CNA, for its Spanish acronym) imposed credits and fines to the Company for supposed infractions made by the Company in water administration for exploitation of livestock. The Company has recognized a provision for the amount that it expects to be probable to pay.

Bachoco USA, LLC. is involved in claims with the United States of America Department of Labor and the Unites State Immigration and Customs Enforcement, and various other matters related to its business, including workers’ payment claims and environmental issues. As of December 31, 2014 and 2013, the Company has recorded provisions of $22,125 (US$1,500 thousand) and $19,635 (US$1,500 thousand) for the amount that it expects to be probable to pay.

(19)	Transactions and balances with related parties

(a)	Transactions with management

Compensation

The following table shows the compensation paid to the directors and executives for services provided in their respective positions for the years ended December 31, 2014, 2013 and 2012:

(Continued)

	December 31,
	2014	2013	2012
Compensation	$39,538	52,805	39,288

(b)	Transactions with other related parties

Below is a summary of the Company’s transactions and balances with other related parties:

i.	Revenues

	Transaction value
	December 31,
	2014	2013	2012
Sales of products to:
Vimifos S.A de C.V.	$32,202	42,719	38,664
Frescopack S.A de C.V	-	-	20
Llantas y Accesorios, S.A. de C.V.	-	-	50
Autos y Accesorios, S.A. de C.V.	1,302	-	448
Alfonso R. Bours, S.A. de C.V.	-	13	29
Taxis Aéreos del Noroeste, S.A. de C.V.	19	18	19
	$33,523	42,750	39,230

ii.	Expenses and balances payable to related parties

	Transaction value			Balance as of
	December 31,			December 31,
	2014	2013	2012	2014	2013
Purchases of food, raw materials and packing supplies
Vimifos, S.A. de C.V.	$359,258	361,497	467,499	$76,482	21,813
Frescopack, S.A. de C.V.	153,891	147,192	129,119	23,267	18,151
Pulmex 2000, S.A. de C.V.	21,283	13,766	11,844	6,858	-
Qualyplast, S.A. de C.V.	925	753	44	97	242
Purchases of vehicles, tires and spare parts
Maquinaria Agrícola, S.A. de C.V.	$55,166	57,100	62,035	4,315	8,415
Llantas y Accesorios, S.A. de C.V.	31,423	29,421	27,282	4,688	4,458
Autos y Accesorios, S.A. de C.V.	21,397	22,525	19,815	6,454	253
Autos y Tractores de Culiacán, S.A. de C,V.	19,140	21,967	18,026	1,971	610
Camiones y Tractocamiones de Sonora, S.A. de C.V.	33,227	23,649	1,647	2,384	5
Agencia MX-5 S.A de C.V.	2	2,294	397	2	1
Alfonso R. Bours, S.A. de C.V.	452	590	568	63	147
Airplane leasing expenses
Taxis Aéreos del Noroeste, S.A. de C.V.	$1,964	7,375	10,137	452	-
				$127,033	54,095

(Continued)

As of December 31, 2014 and 2013, balances payable to related parties correspond to current accounts denominated in pesos that bear no interest and are payable in a short-term basis.

As of December 31st 2014 the Company has a prepayment for the purchase of property, plant and equipment for $12,500 paid to Autos y Tractores de Culiacan S.A. de C.V., which is included on note 12.

(20)	Income Tax

Under the tax legislation in Mexico and the United States of America, in effect through December 31, 2014, entities are subject to pay Income Tax (ISR, by its Spanish acronym). The Mexican Congress approved tax reforms that will be in effect beginning January 1, 2014, which include a new ISR Law and the elimination of IETU.

a)	ISR

The Company and each of its subsidiaries file separate income tax returns (including its foreign subsidiary, which files income tax returns in the United States of America, based on its fiscal year ending in April of every year). For the years ended December 31, 2014 and 2013 the applicable rate under the general tax regime in Mexico is 30%; this rate will be applicable in future years as well. The applicable rate for the Company’s US subsidiary is 38.79% (includes state and federal taxes).

Until December 31, 2014 BSACV, the Company’s primary operating subsidiary, was subject to ISR under the ISR law. Effective as of January 1, 2014, the simplified regime was eliminated and is substituted with the agriculture, cattle-raising, forestry and fishing regime, which is applicable for entities exclusively dedicated to such activities. The new ISR Law establishes that such activities are exclusive when no more than 10% of the entities’ total revenues are generated from something other than those activities or from industrialized products. In order to determine ISR, under the agricultural, cattle-raising, forestry and fishing regime, taxable income is calculated by adding collected revenue and subtracting paid deductions; the tax rate is 21% on annual taxable income up to 10 million pesos, and for taxable income in excess of that amount, the tax rate is 30%.

b)	Tax charged to profit and loss

For the years ended December 31, 2014, 2013 and 2012, the income tax (benefit) expense included in profit and loss is as follows:

(Continued)

	December 31
	2014	2013	2012
Operation in Mexico:
Current ISR	$1,211,006	1,227,189	366,417
Current IETU	-	228	-
Deferred ISR	230,255	(527,449)	207,079
Deferred ISR from tax rate change	-	674,810	-
	1,441,261	1,374,778	573,496
Foreign operation:
Current ISR	165,034	-	-
Deferred ISR	49,815	(24,339)	28,524
Total ISR expense	$1,656,110	1,350,439	602,020

Total income tax expense

The income tax expense attributable to income before income taxes, was different from the amount computed by applying the ISR rate of 30% in 2014 and 21% in 2013 and 2012 as a result of the items listed below:

	December 31,
	2014		2013		2012
	ISR	Percentage	ISR	Percentage	ISR	Percentage

Expected expense	$1,676,633	30%	$712,371	21%	$586,696	21%
Increase (decrease) resulting from:
Net effects of inflation	(112,388)	(2)%	(64,401)	(2)%	(47,627)	(2)%
(Non-taxable income) Non-deductible expenses	(7,101)	(0)%	(9,213)	(0)%	1,740	0%
Effect of rate difference from the agricultural regime	26,712	1%	23,188	1%	61,777	2%
Effect of recognition of deferred assets not recognized previously	-	-	-	-	(453)	(0)%
Effect from non-deductible employee benefits	73,038	1%	13,872	0%	-	-
Effect from change on tax rate in the new ISR Law	-	-	674,810	20%	-	-
Other	(784)	(0)%	(188)	0%	(113)	(0)%
Expense for income taxes	$1,656,110	30%	$1,350,439	39%	$602,020	21%

c)	Deferred income tax

The Company and each one of its subsidiaries determine deferred taxes that are reflected at a consolidated level on an individual basis. BSACV, the main operating subsidiary of the Company is subject to tax payment under the agricultural regime, in which the tax base for ISR is determined on collected revenues minus paid deductions.

(Continued)

The tax effects of temporary differences, tax losses and tax credits that give rise to significant portions of deferred tax assets and liabilities as at December 31, 2014 and 2013 are detailed below:

	December 31,
	2014	2013
Deferred tax assets
Accounts payable	$5,019	2,218
Employee benefits	14,071	17,121
PTU payable	6,376	8,595
Tax loss carryforwards	21,383	3,858
Prepaid expenses	245	3,148
Other provisions	2,284	-
Net deferred tax assets	$49,378	34,940

	December 31,
	2014	2013
Deferred tax assets
Accounts payable	$1,120,240	1,350,373
Employee benefits	7,445	-
PTU payable	423	262
Tax loss carryforwards	4,073	86,779
Other provisions	13,817	-
Total deferred tax assets	1,145,998	1,437,414

Deferred tax liabilities
Inventories	1,188,259	1,235,848
Employee benefits	-	786
Accounts receivable	411,312	316,374
Property, plant and equipment	2,365,619	2,407,779
Prepaid expenses	257,133	22,615
Derivative financial instruments	5,872	190,143
Total deferred tax liabilities	4,228,195	4,173,545
Net deferred tax liability	$3,082,197	2,736,131

d)	Unrecognized deferred tax assets

Deferred tax assets that have not been recognized in the Company’s consolidated financial statements are as follows:

	December 31,
	2014	2013
Recoverable tax on assets	2,586	3,324
Total	$2,586	3,324

(Continued)

e)	Unrecognized deferred tax liabilities

Deferred taxes related to investments in subsidiaries have not been recognized as the Company is able to control the moment of the reversal of the temporary difference, and the reversal is not expected to take place in the foreseeable future.

f)	Movement in temporary differences during the fiscal year

	January 1, 2014	Recognized in profit and loss	Acquired or/ Recognized directly in equity	December 31, 2014
Accounts payable	$(1,352,591)	229,510	(2,179)	(1,125,260)
Employee benefits	(5,110)	(8,661)	(7,744)	(21,515)
PTU payable	(8,857)	2,057	-	(6,800)
Tax loss carryforwards	(90,637)	66,899	(1,717)	(25,455)
Other provisions	-	(16,249)	148	(16,101)
Inventories	1,235,848	(59,061)	11,472	1,188,259
Accounts receivable	316,374	94,496	-	410,870
Property, plant and equipment	2,389,609	(75,567)	51,578	2,365,620
Prepaid expenses	216,555	40,774	-	257,329
Derivative financial instruments	-	5,872	-	5,872
Net deferred tax liability	$2,701,191	280,070	51,558	3,032,819

	January 1, 2013	Recognized in profit and loss	Acquired or/ Recognized directly in equity	December 31, 2013
Accounts payable	$(754,765)	(597,826)	-	(1,352,591)
Employee benefits	(40,401)	60,696	(25,405)	(5,110)
PTU payable	(9,254)	397	-	(8,857)
Effects on derivative financial instruments	(858)	858	-	-
Tax loss carryforwards	(10,043)	(80,594)	-	(90,637)
Inventories	1,284,699	(48,851)	-	1,235,848
Accounts receivable	221,133	95,241	-	316,374
Property, plant and equipment	1,871,086	512,889	5,634	2,389,609
Prepaid expenses	36,343	180,212	-	216,555
Net deferred tax liability	$2,597,940	123,022	(19,771)	2,701,191

(Continued)

g)	Tax on assets and tax loss carryforwards

As at December 31, 2014, tax loss carryforwards, and recoverable tax on assets (IMPAC, for its Spanish acronym) expires as shown below. Amounts are indexed for inflation as permitted by the Mexican income tax law:

	Amount as of
	December 31, 2014
Year	Tax loss carryforwards	Recoverable IMPAC	Year of expiration / maturity
2006	$-	2,586	2016
2013	13,385	-	2023
2014	57,891	-	2024
	$71,276	2,586

h)	Impacts on the tax reform for changes beginning 2014

As discussed above, the Mexican Congress approved a new ISR Law that was enacted in 2013 but will go into effect beginning January 1, 2014. Due to this tax reform, the Company recognized in its consolidated financial statements a charge to 2013 results in the amount of $674,810 of deferred income tax mainly arising from the measurement of deferred assets and liabilities determined based on the new agriculture, cattle-raising, forestry and fishing regime, for the change in the general income tax rate to 30% and for the limitation to the deductible amount of certain employee benefit expenses provisioned.

The main income tax impact to the Company is related to the increase from 21% to 30% in the tax rate of BSACV, the Company’s primary operating subsidiary, and to the deductible limitation of 53% of wage expenses of employee benefits that are tax exempt income for workers.

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

(Continued)

The expenses for paid contributions to defined contribution plans were $7,973, $11,708 and $14,434, in 2014, 2013 and 2012, respectively.

The Company makes payments equivalent to 2% of the integrated wage of its workers to the defined contribution plan for the retirement saving fund system established by the Mexican law. The expense for this concept was $42,742, $40,023 and $39,681, in 2014, 2013 and 2012, respectively.

Defined benefits plan

The Company has a defined benefit pension plan covering non-unionized personnel in Mexico. The benefits are based on the age, years of service and the employee’s payment. The retirement age is 65 years, with a minimum of 10 years of services, and there is an option for an anticipated retirement option, in certain circumstances, at 55 years of age. The Company’s policy to fund the pension plan is to make contributions up to the maximum amount that can be deducted for ISR.

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

The plans in Mexico expose the Company to actuarial risks such as: interest rate risk, longevity risk and salary risk:

Interest risk	A decrease in the interest rate for the governmental bonds will increase the plan’s liability.

Longevity risk	The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability.

Salary risk	The present value of the defined benefit plan liability is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plan’s liability.

(Continued)

The projected net liability presented on the consolidated statements of financial position is as follows:

	December 31,
	2014	2013
Present value of unfunded obligations	$90,899	48,245
Present value of funded obligations	314,804	312,170
Total present value of benefit obligations (PBO)	405,703	360,415
Plan assets at fair value	(314,804)	(312,170)
Projected liability, net	$90,899	48,245

i.	Composition and return of plan assets

	Actual return of the plan’s assets		Composition of the plan’s assets
	2014	2013	2014	2013
Fixed income securities	5.99%	3.83%	63%	68%
Variable income securities	7.69%	9.81%	37%	32%
			100%	100%

ii.	Movements in the present value of defined benefit obligations (PBO)

	2014	2013
PBO as at January 1	$360,415	385,178
Benefits paid by the plan	(31,091)	(19,213)
Service cost	24,438	26,680
Interest cost	29,768	28,138
Actuarial (gains) losses recognized in the statement of comprehensive income	22,173	(60,368)
PBO as at December 31	$405,703	360,415

iii.	Movements in the fair value of plan assets

	2014	2013
Plan assets at fair value as at January 1	$312,170	263,250
Plan contributions	-	36,626
Benefits paid by the plan	(20,011)	(8,482)
Expected return on plan assets	26,283	20,087
Actuarial losses (gains) in the statement of comprehensive income	(3,638)	689
Fair value of plan assets as at December 31	$314,804	312,170

(Continued)

iv.	Expense recognized in profit and loss

	2014	2013	2012
Current service cost	$24,438	26,680	21,876
Interest cost, net	3,485	8,051	-
Interest cost on obligation	-	-	26,638
Curtailment gain	-	-	(657)
Actual return on plan assets	-	-	(24,522)
	$27,923	34,731	23,335

v.	Actuarial gains and losses

	2014	2013	2012
Amount accumulated as at 1 January	$(86,372)	(25,315)	29,624
Recognized during the year	25,812	(61,057)	(54,939)
Amount accumulated as at 31 December	$(60,560)	(86,372)	(25,315)

vi.	Actuarial assumptions

Primary actuarial assumptions at the consolidated financial statements date (expressed as weighted averages) are as follows.

	2014	2013
Discount rate as at 31 December	8.00%	8.50%
Rate for future salary increases	4.50%	4.50%
Rate for future pension increases	3.50%	4.25%

The assumptions related to mortality are based on statistics and experiences over the Mexican population. The average expected life of an individual that retires at 65 years of age is 17.13 years for men and 10.92 years for women (Experience Chart of Demographic Mortality for Active EMSSA 1997).

vii.	Historical information

	December 31,_
	2014	2013
Present value of defined benefit obligation	$405,703	360,415
Plan assets at fair value	(314,804)	(312,170)
Plan deficit	$90,899	48,245
Experience adjustments arising from plan liabilities	$22,173	(60,368)
Experience adjustments arising from plan assets	$(3,638)	(689)

(Continued)

viii. Sensitivity analysis of the defined benefits obligations as of December 31, 2014

	Pension plan	Seniority premium	Constructive obligation	Total PBO
Discount rate 8.50%	(266,298)	(84,908)	(54,497)	(405,703)
Rate increase (+ 1%)	(216,605)	(79,874)	(51,033)	(347,512)
Rate decrease (- 1%)	(334,923)	(90,594)	(58,423)	(483,940)

ix. Expected cash flows

Total
2015-2025	$(336,422)

x. Future contributions to the defined benefits plan

The Company does not expect to make contributions to the defined benefit plans in the following financial year.

b)	Foreign employee benefits

Defined contribution plans

Bachoco USA, LLC. (foreign subsidiary) has a defined contribution retirement 401(k) plan, covering all employees who meet certain eligibility requirements. The Company contributes to the plan at the rate of 50% of employee’s contributions up to a maximum of 2% of the individual employee’s contribution. The cumulative contribution expense for this plan was $6,597, $5,681 and $4,131 for the year ended December 31, 2014, 2013 and 2012, respectively.

Equity-based compensation

Bachoco USA, LLC. has a deferred payment agreement with certain key employees. Amounts payable under this plan are vested after 10 years from the date of the agreement. The benefit value of each unit is equal to the increase in the initial book value from the date of the agreement to the conclusion of the vesting period. Under the agreement, 38,000 and 38,500 units were outstanding as of December 31, 2014 and 2013, respectively, all of which were fully vested. The total liability under this plan totaled $3,516 and $3,503 as at December 31, 2014 and 2013, respectively. The expense for this plan for the year ended December 31, 2014, 2013, and 2012 was of $0, $0, and $9,319, respectively.

c)	PTU

Industrias Bachoco, S.A.B de C.V. and BSACV has no employees. Each of the subsidiaries of the Company that has employees in Mexico is required under Mexican laws to pay employees, in addition to their payment and benefits, statutory employee profit sharing in an aggregate amount equal to 10% of each subsidiary’s taxable income. The accrued liability as of December 31, 2014 and 2013 is shown in note 18, Trade payable and other accounts payable.

(22)	Costs and expenses by nature

	2014	2013	2012
Cost of sales	$32,494,974	33,176,599	33,318,207
General, selling and administrative expenses	3,781,326	3,291,006	3,396,655
Total costs and expenses	$36,276,300	36,467,605	36,714,862

Inventory consumption	$24,873,999	26,041,102	26,452,636
Wages and salaries	4,451,457	3,028,830	2,922,160
Freight	2,948,439	2,495,673	2,412,771
Maintenance	1,077,940	1,028,511	1,037,982
Other utility expenses	1,193,449	1,119,094	1,120,314
Depreciation	805,650	816,673	837,807
Leases	311,585	286,022	290,066
Other	613,781	1,651,700	1,641,126
Total	$36,276,300	36,467,605	36,714,862

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

(23)	Operating leases

Company as lessee

The Company has entered into operating leases for certain offices, production facilities, and automotive and computer equipment. Some leases contain renewal options. These agreements have terms between one and five years.

	2014	2013	2012

Lease expenses	$311,585	286,022	290,066

The amount of annual rentals payable, arising from lease agreements for the following five years is as follows:

2015	$67,563
2016	44,590
2017	48,009
2018	36,311
2019	43,082

(24)	Stockholders’ equity and reserves

a)	Capital risk management

An adequate capital risk management allows ongoing business continuity and the maximization of the return towards the Company’s investors, which is why management has taken actions that ensure the Company maintains an adequate balance of the funding sources that build its capital structure.

Within its activities in risk management, the Company ensures that the ratio between financial debt and EBITDA of the last 12 months doesn’t exceed 2.75 times and that the interest coverage ratio is at least 3 to 1.

During 2014 and 2013 these ratios were below the thresholds established by the Company’s Risk Committee.

b)	Common stock and premiums

As of December 31, 2014 and 2013, the Company’s capital stock is represented by 600,000,000 Series “B” registered shares with a par value of $1 peso per share.

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

After the sale of the shares, the Company’s capital stock was as follows:

	Before the Transaction		After the Transaction
	Shares(1)	Position	Shares(1)	Position
Familiar Trusts	496,500,000	82.75%	439,500,000	73.25%
- Control Trust	312,000,000	52.00%	312,000,000	52.00%
- Placement Trust	184,500,000	30.75%	127,500,000	21.25%
Floating Position (2)	103,500,000	17.25%	160,500,000	26.75%

(1)	All Series B shares with voting power.
(2)	Operating at the BMV and the NYSE.

Based on the information provided to the Company, as of December 31, 2014, stockholders with 1% or more interest in the Company, in addition to the family trusts, are as follows:

	Shares	Position
Royce & Associates, LLC	9,419,520	1.6%

c)	Other comprehensive income items

i. Foreign currency translation reserve

This concept is related to the translation of the Company’s U.S. operations from their functional currency (U.S. dollar) to the reporting currency, the Mexican peso.

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

d)	Reserve for repurchase of shares

In 1998, the Company approved a stock repurchase plan in conformity with the Mexican Securities Trading Act and created a reserve for that purpose of $180,000 charged to retained earnings in such year.

Pursuant to a resolution at the General Ordinary Stockholders’ Meeting, an amount of $576,600 was approved to be used in the reserve for acquisition own shares.

The following table shows the movements of the reserve for acquisition of shares during the years ended December 31, 2014, 2013 and 2012:

	2014	2013	2012
Balance as at January 1	-	-	227,400
(+)Total shares purchased	149,475	100,000	3,704,731
(-)Total shares sold	(149,475)	(100,000)	(3,932,131)
Balance as at December 31	-	-	-

The net amount of repurchase and treasury share sale transactions gave rise to a gain of $1,504, $127 and $10,993 during the years ended December 31, 2014, 2013 and 2012, respectively, recognized within equity.

As at December 31, 2014, the Company has no treasury shares.

e)	Dividends

During the years ended December 31, 2014, 2013 and 2012, the Company has declared and paid the following dividends:

In 2014, the Company didn’t declare dividends or pay any dividends.

In 2013, the Company declared dividends as follows:

•	On April 24th, the Company declared a payment of dividends in cash at nominal value of $350,400 or $0.584 pesos per outstanding share. The payment was made in two even installments of $0.292 pesos per outstanding share, in May and July, 2013.

•	On December 6th, the Company declared a second payment of dividends in cash in the amount at nominal value of $600,000 or $1.00 peso per outstanding share, which was paid on December 23, 2013.

In 2012 the Company declared and paid dividends to its shareholders for a nominal value amount of $299,175 or $0.50 per outstanding share.

Dividends that the Company pays to stockholders are subject to ISR solely insofar as such dividends exceed the balance in its net tax income account (CUFIN) consisting of income in which ISR is already paid by the Company. The ISR paid on dividends corresponds to a tax payable by legal entities and not by individuals. However, as a result of changes to the income tax law described in note 20(a), beginning on January 1, 2014, a new withholding tax of 10% for resident individuals in Mexico and for all residents in foreign countries who receive dividends from entities was established. Such tax is considered a withholding tax by the entity that pays the dividends. This tax will be applicable only to the income generated from period 2014. Thus, the Company must update its CUFIN from income generated up to December 31, 2013 and must calculate a new CUFIN with the income generated from January 1, 2014.

The Company obtains most of its revenue and net income from BSACV. For fiscal years 2014, 2013 and 2012, net income of BSACV, accounted for 72%, 71% and 79% respectively, of consolidated net income. Dividends for which BSACV pays ISR will be credited to the Company’s CUFIN account, and accordingly, any future liabilities arising from ISR will arise when such amounts are distributed as dividends by the Company to the stockholders.

The restated amount as of December 31, 2014 on tax bases of the contributions made by stockholders (CUCA), totaling $2,515,234, may be refunded to them tax-free, to the extent that such amount is the same or higher than equity.

(25)	Earnings per share

Earnings per share for the years ended December 31, 2014, 2013 and 2012 are $6.55, $3.40 and $3.65, respectively. The calculation of basic earnings per share was based on income attributable to ordinary stockholders of $3,926,926, $2,038,422 and $2,184,567 for the years ended December 31, 2014, 2013 and 2012, respectively.

The average weighted number of common outstanding in 2014, 2013 and 2012 was 599,955,240, 599,992,952 and 598,959,882 shares, respectively.

The Company has no ordinary shares with potential dilutive effects.

(26)	Commitments

•	Bachoco USA, LLC has self-insurance programs for health care costs and workers’ payments. The subsidiary is liable for health care claims up to $5,163 (350 thousand dollars) each year per plan participant and workers’ payments claims up to $14,750 (1,000 thousand dollars) per event. Self-insurance costs are recorded based on the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. The provision for this concept is recorded in the accompanying consolidated statement of financial position within current liabilities amounting to $50,342 (3,413 thousand dollars) and $48,472 (3,703 thousand dollars) as at December 31, 2014 and 2013, respectively. Likewise, the consolidated statement of comprehensive income includes expenses relating to self-insurance plans of $101,293 (7,616 thousand dollars), $85,006 (6,494 thousand dollars) and $85,161 (6,617 thousand dollars) for the years ended December 31, 2014, 2013 and 2012, respectively. The Company is required to maintain letters of credit on behalf of the subsidiary of $50,150 (3,400 thousand dollars) and $44,506 (3,400 thousand dollars) as at December 31, 2014 and 2013, respectively, to secure self-insured workers' payments.

•	The Company has entered into grain supply agreements with third parties as part of the regular course of its operations.

(27)	Contingencies

a)	Insurance

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

In accordance with tax laws, Mexican authorities are empowered to review transactions carried out during the five years prior to the most recent ISR return filed. For the operations in the United States of America, the authorities of that country are empowered to review transactions carried out during the three years prior to the due date of the most recent annual tax return. Although the Company is under review by the Mexican tax authorities for the fiscal year of 2009, nothing has come to its attention as a result of those reviews that would indicate that a contingency exists.

(28)	Financial income and costs

	2014	2013	2012
Interest income	$337,769	298,141	209,170
Income from interest in accounts receivable	9,595	16,104	12,893
Foreign exchange gain, net	19,863	28,085	35,212
Effects of valuation of derivative financial instruments	-	2,455	12,757
Financial income	367,227	344,785	270,032

Effects of valuation of derivative financial instruments	(2,229)	-	-
Interest expense and financial expenses on financial debt	(87,624)	(97,025)	(71,005)
Commissions and other financial expenses	(30,466)	(129,341)	(33,995)
Financial costs	(120,319)	(226,366)	(105,000)
Financial income, net	$246,908	118,419	165,032

(29)	Other income (expenses)

	2014	2013	2012
Other income
Sale of scrap of biological assets, raw materials, by-products and other	$722,653	332,623	271,385
Total other income	722,653	332,623	271,385
Other expenses
Cost of disposal of biological assets, raw materials, by-products and other	(623,148)	(244,054)	(257,182)
Other	(260,424)	(57,865)	(38,013)
Total other expenses	(883,572)	(301,919)	(295,195)
Total other income (expenses), net	$(160,919)	30,704	(23,810)

