Form 20-F
period 2015-12-31
Industrias Bachoco S.A.B. de C.V.
filed 2016-04-29
CIK 1044896

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐  Accelerated filer ☒           Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

References herein to “dollar” or “USD$” are to the lawful currency of the United States of America.

This Annual Report contains translations of certain peso amounts into dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such dollar amounts have been translated from pesos at an exchange rate of $17.21 to USD$1.00 (one dollar), the exchange rate on December 31, 2015, according to the Banco de Mexico (or the “Central Bank”).

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

The rules and regulations of the Securities and Exchange Commission (the “SEC”), do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as published by the IASB) to reconcile such financial statements to accounting principles generally accepted in the United States of America (“U.S. GAAP”). As such, while Bachoco has in the past reconciled its consolidated financial statements prepared in accordance with Mexican Financial Reporting Standards (MFRS) to U.S. GAAP, those reconciliations are no longer presented in Bachoco’s filings with the SEC.

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

The Company discloses in this Annual Report the so-called non-GAAP financial measures of EBITDA result, EBITDA margin, and Net debt. EBITDA result is defined as profit before income tax expense (benefit), financial income (expense), net and depreciation. EBITDA margin is defined as EBITDA result divided by total net revenues. Net debt is defined as long-term debt (including the current portion) plus short term debt minus cash and cash equivalents, primary financial instruments and derivative financial instruments. The non-GAAP financial measures of EBITDA result and EBITDA margin are not substitutes for the GAAP measure of net income. Rather, these measures are provided as additional information to complement the GAAP measure of profit for the year by providing further understanding of the Company’s results of operations from management’s perspective. Additionally, the non-GAAP financial measure of Net debt is not a substitute for the GAAP measure of Total debt. Rather, this measure is provided as additional information to contemplate the GAAP measure of Total debt by providing further understanding of the Company’s debt obligations. Accordingly, EBITDA result, EBITDA margin and Net debt should not be considered in isolation or as substitutes for an analysis of the Company’s financial performance, liquidity or debt obligations.

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

STATEMENT OF PROFIT OR LOSS DATA

In millions, for the year ended December 31,	2015	2015	2014	2013	2012	2011
	USD$	$	$	$	$	$
Net revenues	2,686.2	46,229.0	41,779.1	39,710.7	39,367.4	27,735.0
Cost of sales	2,141.1	36,847.5	32,495.0	33,176.6	33,318.2	24,797.0
Gross profit	545.1	9,381.5	9,284.1	6,534.1	6,049.2	2,938.0
General, selling and administrative expenses	251.2	4,323.4	3,781.3	3,291.0	3,396.7	2,974.7
Other(expenses) income, net	(0.3)	(4.6)	(160.9)	30.7	(23.8)	1,000.0
Operating income	293.6	5,053.5	5,341.9	3,273.8	2,628.8	963.2
Net finance income	25.9	446.6	246.9	118.4	165.0	177.6
Income tax	97.7	1,680.6	1,656.1	1,350.4	602.0	(38.6)
Profit attributable to controlling interest	221.5	3,812.8	3,926.9	2,038.4	2,184.6	1,177.3
Profit attributable to non-controlling interest	0.4	6.7	5.7	3.4	7.2	2.1
Profit for the year	221.9	3,819.5	3,932.7	2,041.8	2,191.8	1,179.4
Basic and diluted earnings per share(1)	0.37	6.36	6.55	3.40	3.65	1.96
Basic and diluted earnings per ADR(2)	4.43	76.30	78.66	40.84	43.80	23.52
Dividends per share(3)	0.087	1.500	0.000	1.584	0.50	0.50
Weighted average shares outstanding(4)	599,631	599,631	599,955	599,993	598,960	599,822

(1)	Calculated based on the weighted average number of basic and diluted shares. No potentially dilutive shares exist in any of the years presented, for which reason, basic and diluted earnings per share are the same.
(2)	Each ADR represents twelve shares.
(3)	Dividends per share have been computed by dividing the total amount of dividends paid by the weighted average shares outstanding.
(4)	In thousands of shares.

STATEMENT OF FINANCIAL POSITION DATA

In millions as of December 31	2015	2015	2014	2013	2012	2011
	USD$	$	$	$	$	$
Total assets	2,350.2	40,446.6	34,843.1	28,889.7	28,040.2	24,717.3
Cash and cash equivalents	816.2	14,046.3	11,036.1	6,716.9	4,179.5	2,625.7
Total liabilities	736.0	12,667.2	10,481.1	8,738.5	8,951.5	7,337.5
Short-term debt(1)	94.8	1,631.9	798.0	557.6	1,197.1	1,453.0
Long-term debt	145.0	2,495.1	1,652.5	1,510.2	1,526.6	384.4
Total stockholders’ equity	1,614.1	27,779.4	24,362.1	20,151.1	19,088.7	17,379.8
Capital stock	68.2	1,174.4	1,174.4	1,174.4	1,174.4	1,174.4

(1) Includes notes payable to banks and current installments of long term debt.

MARGINS

In percentage, for the years ended December 31:	2015	2014	2013	2012	2011
Gross margin	20.3%	22.2%	16.5%	15.4%	10.6%
Operating margin	10.9%	12.8%	8.2%	6.7%	3.5%
Margin for the year	8.4%	9.4%	5.1%	5.6%	4.3%

Other Indicators

The tables set below present key indicators.

VOLUME SOLD BY BUSINESS LINE

In thousands of tons, as of December 31,	2015	2014	2013	2012	2011
Total sales volume:	2,034.3	1,841.4	1,771.1	1,861.6	1,606.3
Poultry	1,613.4	1,495.0	1,429.2	1,485.2	1,205.9
Others	420.9	346.4	341.9	376.4	400.4

Gross Domestic Product, Inflation Rate and CETES

The chart below includes Mexican gross domestic product (“GDP”) and inflation rate data from 2011 to 2015, and the average interest rates on 28-day Mexican treasury bills (“CETES”), as provided by the Mexican Central Bank.

Gross Domestic Product

Mexico has experienced economic growth in the last five years, but to varying degrees. In 2015, the Mexican GDP was 2.5%, higher than the growth reached in 2014, which was 2.1%. In 2013, Mexican GDP was 1.1% and in 2012 and in 2011, Mexican GDP was 3.9%.

Interest Rates

Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 2.9%, 2.7%, 3.8%, 3.9% and 4.3% for 2015, 2014, 2013, 2012 and 2011, respectively. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flow.

Inflation Rates

Inflation rates in Mexico have remained on the low end for more than a decade. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 2.1% in 2015, 4.1% in 2014, 3.97% in 2013, 3.6% in 2012 and 3.8% in 2011, according to the Banco de Mexico. An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the United States.

GDP, INFLATION RATE AND CETES DATA

Year	GDP	Inflation Rate	CETES
2015	2.5%	2.13%	2.9%
2014	2.1%	4.08%	2.7%
2013	1.1%	3.97%	3.8%
2012	3.9%	3.57%	3.9%
2011	3.9%	3.82%	4.3%

On April 10, 2016, the 28 day CETES rate was 3.73%.

Exchange Rates

During the first half of 2011, the exchange rate of the peso to the dollar was stable, showing an average rate of $11.89 per one dollar. This stability changed drastically during the second half of the year, where we observed a higher average rate of $12.97 per one dollar, with a final depreciation of 13.0% by the end of the year with respect to year-end of 2010.

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

During most of 2014, the Mexican peso-dollar exchange rate was stable. This stability changed drastically toward the end of the year, when we observed a higher Mexican peso-dollar exchange rate, leading the Mexican peso-dollar exchange rate to depreciate 11.2% in 2014 with respect to the exchange rate in effect on December 31, 2013.

During the first half of 2015, the exchange rate of the peso against the dollar was stable. This stability changed toward the end of the year, as we observed an average rate of $16.59 per one dollar in the second half of the year, with a net depreciation of 14.3% by the end of the year with respect to year-end 2014.

The following table sets forth the high, low, average and year-end exchange rates for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York, for periods indicated:

EXCHANGE RATE FOR THE LAST 5 YEARS

In pesos per one dollar	High	Low	Average	Close
	$	$	$	$
2015	17.36	14.56	15.87	17.20	(1)
2014	14.79	12.85	13.30	14.75
2013	13.43	11.98	12.76	13.10
2012	14.37	12.63	13.15	12.96
2011	14.25	11.51	12.43	13.95
EXCHANGE RATE FOR THE LAST 6 MONTHS
March 2016	17.94	17.21	17.63	17.21
February 2016	19.19	18.02	18.43	18.07
January 2016	18.59	17.36	18.06	18.21
December 2015	17.36	16.53	17.07	17.20	(1)
November 2015	16.85	16.37	16.63	16.60
October 2015	16.89	16.38	16.57	16.53

Source: http://www.federalreserve.gov/releases/h10/Hist/dat00_mx.htm.

(1)	As of December 31, 2015, the exchange rate for the year end for the Banco de Mexico was $17.21 per one dollar.

On March 31, 2016, the exchange rate for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York was $17.214 per one dollar.

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

Risks Related to Economic, Political and Regulatory Conditions

Bachoco’s core businesses are conducted in Mexico and in the United States and, therefore its performance depends, among other factors, on the economic conditions prevailing in those countries, and particularly in Mexico. The Company’s risk exposure related to economic conditions includes risks related to economic performance, exchange rates, interest rates, as well as other political, economic and social events that may negatively affect the Company’s performance and may result in lower demand for, and lower real pricing of, our products.

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

Political events and regulatory changes in Mexico could affect Mexican economic conditions and, as a consequence, negatively affect our operations.

The Company has operations in both Mexico and the U.S. However, it is incorporated under the laws of Mexico, where a greater percentage of its sales are made. Accordingly we foresee an impact mainly from negative developments in the political, regulatory and economic conditions in Mexico.

Mexican political events may significantly affect our operations. In June 2015, federal elections took place in Mexico, including, among others, the election of 500 representatives of the Mexican Congress and nine governors of various Mexican states. We cannot predict the impact these elections may have on future business conditions in Mexico. These, and future, federal elections may result in government instability and political uncertainty, which could have an adverse effect on Mexican economic policy and as a result, it could affect our business, financial position and operating results.

In July 2012, Enrique Peña Nieto of the Partido Revolucionario Institucional was elected as President of Mexico. After taking office he started to implement significant changes in laws, public policy and regulations in areas such as the energy sector and fiscal affairs, all of which are still in process of becoming fully implemented, and it is still unclear what effects these and other possible reforms may have on the Mexican economy.

Political disagreements between the executive and the legislative branches could result in deadlock and prevent the timely implementation of political and economic reforms. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results.

In November 2016, presidential elections will take place in the U.S. that will result in a change of the nation’s leadership since President Obama cannot run for re-election. Such political change and any other political or regulatory change in the U.S. regarding Mexico may affect the economic conditions in Mexico and, as a consequence, affect our financial performance.

Government regulations in Mexico and the U.S. could cause a material increase in the Company’s costs of operations and thus could have a negative impact on our results of operations.

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

Furthermore, the cost of corn in the U.S. may be affected by an increase in the demand both of ethanol and feed production, which can reduce the supply of corn in the U.S. market, adversely affecting our operations in the U.S.

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

Our operations in Mexico and in the U.S. depend on raising animals and meat processing, which are subject to risks such as diseases (like different types of avian flu) and contamination during production, packaging, storage or distribution processes. Such diseases may cause bans from countries we export to. Any such ban could affect export prices, and therefore our financial results.

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

Natural disasters could significantly damage our facilities. Our facilities in Mexico are susceptible mainly to earthquakes and hurricanes. Our facilities near Mexico’s coast are most vulnerable to the risk of severe weather. Our U.S. facilities are located in Georgia, Arkansas and Oklahoma, a region vulnerable to being hit by tornadoes. Extensive damage to these facilities could affect our ability to conduct our regular production and, as a result, reduce our operation results.

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

In 1974, we established a new complex in Celaya, Guanajuato, Mexico. Our products were widely accepted in that region, which led us to open offices and distribution centers in Mexico City. In 1993, we moved our headquarters from Obregon to Celaya city, and opened a new complex in the city of Tecamachalco, in the Southeast of Mexico.

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

In July 2015, the Company reached an agreement to acquire the Georgia breeding assets of Morris Hatchery Inc. These assets comprise mainly equipment and bird inventory (laying hens that produce hatching eggs), with a capacity of approximately one million laying hens. See Notes 4 and 12 of our Audited Consolidated Financial Statements for more detail.

In December 2015, the Company reached an agreement to acquire the Oklahoma City Fully Cooked facility from American Foods Group, a U.S. Company. This acquisition comprises all the American Foods Group’s Chicken assets located in Oklahoma City, with a capacity to produce over 700,000 pounds per week of fully cooked chicken products. The Company closed the transaction in February 2016 through its subsidiary, OK Foods.

See Note 30 of our Audited Consolidated Financial Statements for more detail.

Capital Expenditures

We finance most of our capital expenditures with resources generated by our operations.

The following is a summary of the capital expenditures incurred by the Company during the periods covered by this Annual Report with the amounts having been computed under IFRS.

Our capital expenditures in 2015 totaled $1,824.5 million, which was mainly allocated toward organic growth, by continued alleviating bottlenecks in some of our process and productivity projects across all of our facilities as well as our acquisition of the Georgia breeding assets of Morris Hatchery Inc. In 2014, we made capital expenditures of $1,241.1 million, which was mainly allocated to projects geared towards the alleviation of some bottleneck in our operating processes, thereby increasing production, productivity improvements and the replacement of the transportation fleet used in our operations in Mexico and the U.S.

In 2013, we made capital expenditures of $587.4 million, which were mainly allocated toward productivity projects in our chicken farms, and in some of our processing plants, increasing eggs production capacity, additional IT systems, and replacement of part of our transportation fleet in accordance with our replacement program and of other equipment in all of our facilities.

In 2012, we made capital expenditures of $951.8 million, which were used to replace our transportation fleet, to complete certain expansion projects and to implement productivity projects across all of our facilities in both the U.S. and Mexico.

At present, as part of its regular course of business, the Company continues with its replacement of equipment and productivity projects.

B.	Business Overview

General

Bachoco owns and manages more than a thousand facilities, organized in 9 production complexes and 64 distribution centers in Mexico, and 1 production complex in the United States.

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

Sales generated by these other business lines, except for balanced feed sales, each on an individual basis, do not represent more than 1.0% of our total sales.

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

As noted previously, in the U.S. we produce and distribute chicken products only. Based on our internal estimates, we currently account for approximately 1.8% of this market.

The following table sets forth, for each of the periods indicated, our net revenues by main product lines as a percentage of total net revenues, as of December 31, 2015, 2014 and 2013:

NET REVENUES BY BUSINESS LINES

In millions of pesos, for the year ended December 31,	2015		2014		2013
	$	%	$	%	$	%
Net Revenues	46,229.0	100.0	41,779.1	100.0	39,710.7	100.0
Poultry	41,789.5	90.4	37,994.7	90.9	35,943.9	90.5
Others	4,439.6	9.6	3,784.4	9.1	3,766.8	9.5

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

Mexico is among the ten main chicken producers worldwide, with an estimated production of 3,175.0 thousand tons of chicken meat in 2015, and a per capita consumption of 30.9 kilograms a year in 2015, an increase of 5.0% when compared to 29.4 kilograms a year in 2014.

Fresh chicken is the most popular meat consumed in Mexico. According to the UNA, more than 90% of chicken is sold fresh, and just a small percentage is sold frozen and with value added (marinated, breaded, partially cooked and fully cooked, among others). These products have found limited acceptance among Mexican consumers due to historical consumer preferences for fresh chicken.

We estimate that we are Mexico’s largest chicken producer with around 35.0% share of the chicken production market, and when combined with our largest vertically integrated competitor in Mexico, we account for approximately 60.0% of total Mexican poultry production.

According to the USDA, Mexico is a main destination for U.S. chicken exports. Chicken imports from the U.S. have increased from 204.1 thousand tons in 2008 (when restrictions for leg quarters imports were phased out in January 2008) to approximately 480.5 thousand tons in 2015. In particular, in 2015, chicken imports increased 15.3% when compared to 2014. This increase was due to a decrease in the prices of products coming from the U.S. Chicken imports in Mexico have also increased due to an increase in the volume of products coming from other countries.

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

SALES AND VOLUME OF CHICKEN BY CATEGORY

In 2015	Industry /volume(1)	Bachoco /volume	Bachoco /sales
Live	n/a	38%	30%
Public market	n/a	13%	13%
Rotisserie	n/a	23%	25%
Supermarket	n/a	5%	5%
Chicken parts	n/a	11%	13%
Value-added products	n/a	10%	14%

In 2014	Industry /volume(2)	Bachoco /volume	Bachoco /sales
Live	38%	36%	30%
Public market	15%	12%	12%
Rotisserie	28%	26%	26%
Supermarket	7%	4%	4%
Chicken parts	8%	11%	13%
Value-added products	4%	11%	15%

In 2013	Industry /volume(2)	Bachoco /volume	Bachoco /sales
Live	33%	36%	29%
Public market	19%	13%	13%
Rotisserie	26%	26%	27%
Supermarket	12%	5%	5%
Chicken parts	6%	12%	15%
Value-added products	4%	8%	11%

(1)	Industry information for 2015 is not available as of the date of this report.
(2)	Source: UNA.

Overview of the Chicken Industry in the U.S.

According to the USDA and the UNA, chicken is the main protein consumed in the U.S., but unlike in Mexico, most of the chicken is sold to producers uncut, and the cuts are mainly sold frozen and with value-added (more than 85%). This is due to a large increase in demand for the three main components of chicken: the breast, wing, and leg quarters.

The U.S. is the world’s largest producers of chicken. Its annual production is estimated at 18.2 million tons or 40.04 billion pounds in 2015 a 4% increase over the 17.5 million tons produced in 2014, and its per capita consumption is also one of the highest worldwide, per annum, estimated at 40.4 kilograms (around 89.0 pounds).

The U.S. chicken industry is very consolidated and vertically integrated. Most producers of chicken use state-of-the-art technology in their processes. It is estimated that the main three chicken producers account for 46.0% of the total chicken production in the U.S.

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

Brazil and the U.S. are the main exporters of chickens worldwide, and their main destinations are Mexico, China, Russia and the Middle East, among other countries. We estimate that our market share is around 1.8% in the U.S.

Overview of the Egg Industry in Mexico

According to the UNA, Mexico has the largest per capita consumption of eggs (or “table eggs”) in the world.

There is an estimated per capita consumption of around 22.44 kilograms for 2015, a 1.0% increase when compared to 22.2 kilograms in 2014.

Mexico’s 2015 annual egg production is estimated at 2,635.6 million tons, an increase of 2.5% as compared with 2,571.3 million tons produced in 2014.

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

We estimate that we are the second largest producer of table eggs in Mexico. In 2015 and 2014, we produced 5.1% and 4.9%, respectively, of the total eggs produced in Mexico in terms of tons. We sell both brown and white eggs. We estimate that we are the largest producer of brown eggs in Mexico, and the largest marketer of packaged eggs with brand identification.

In 2015, 2014 and 2013, the volume sold in the table eggs category in the Mexican industry and by the Company was:

SALES AND VOLUME OF EGG BY CATEGORY

In 2015	Industry / volume(1)	Bachoco /volume	Bachoco /sales
Bulk	n/a	32%	27%
Packaged	n/a	68%	73%
Processed	n/a	0%	0%

In 2014	Industry / volume(2)	Bachoco /volume	Bachoco /sales
Bulk	82%	31%	28%
Packaged	14%	69%	72%
Processed	4%	0%	0%

In 2013	Industry / volume(2)	Bachoco /volume	Bachoco /sales
Bulk	82%	40%	36%
Packaged	14%	60%	64%
Processed	4%	0%	0%

(1)	Industry information for 2015 is not available as of the date of this report.
(2)	Source: UNA.

Overview of the Balanced Feed Market in Mexico

According to CONAFAB, Mexico is among the five biggest producers of balanced feed worldwide.

According to CONAFAB, it is estimated that 31,115 thousand tons of balanced feed were produced in Mexico in 2015, a 3.5% increase from 30,063 thousand tons of balanced feed produced in 2014.

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

In 2015, CONAFAB estimated that the production mix between commercial and integrated was about 38.3% and 61.7%, respectively. This mix has not changed much over the past several years.

The following table sets forth, for each of the periods indicated, our net volume sold of balanced feed:

BALANCED FEED VOLUME SOLD

Thousands of tons	Production(1)	Bachoco’s Production	Estimated Market Share
2015(2)	11,904	395	3.3%
2014	11,433	320	2.8%
2013	11,035	316	2.9%

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

In Mexico, domestic crops are limited, therefore a large percentage of our raw materials are imported from the U.S. In 2015, in terms of volume, we bought approximately 40.4% of our total grain from the domestic market and the remaining 59.6% from the U.S.

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

Antitrust Regulations

In Mexico, the Ley Federal de Competencia Economica (“Mexican Economic Competition Law” or “LFCE”), regulates monopolies and monopolistic practices.

Under this law, Mexican producers, including Bachoco are required to notify the Comision Federal de Competencia Economica (“Competition Federal Commission” or “COFECE”) of all proposed transactions exceeding specified threshold amounts as set forth in the Mexican Economic Competition Law. The COFECE can impose conditions on, and prevent or unwind, any such transactions by Mexican companies. We have complied with all requirements under this law. In December 2009, Mexico’s COFECE published a notice announcing an investigation of the Mexican poultry sector regarding possible monopolistic business practices. No specific companies were cited as conducting business in this manner. We, along with other Mexican producers and distributors, were required to provide information to the commission during the following years. As a result of this investigation, COFECE imposed several fines on us for supposedly having certain practices where the price of chicken was manipulated.

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

Antidumping Regulations

Since 2003, chicken (excluding leg quarters for which the Mexican government had imposed certain temporary restrictions), eggs and swine import quotas were eliminated by virtue of NAFTA. Poultry producers in the United States have developed extremely low-cost production methods and have been successful in exporting primarily frozen and value-added poultry to other countries, including Mexico, especially in periods of overcapacity in the United States.

On January 1, 2008, the restrictions previously imposed for leg quarters were phased out. As a result, there are no restrictions on exporting these products to Mexico at this time.

In February 2011, the Secretaria de Economia (or “Mexican Ministry of the Economy”) initiated an antidumping investigation focusing exclusively on imports of leg quarters to Mexico from the U.S. This investigation was requested by Bachoco and by two other Mexican poultry companies.

As a result of this investigation, in January 2012, the Ministry of Economy issued a preliminary ruling on anti-dumping procedures and confirmed dumping conditions on chicken leg quarters imported from the U.S., including margins ranging from 62.90% to 129.77%, stating that such practices damaged the Mexican poultry industry.

The Mexican Ministry of the Economy had the authority to impose anti-dumping duties, but did not proceed as the interested parties expressed the desire to reach an agreement. The companies involved provided new arguments.

Consequently, on August 7, 2012, after examining all final arguments, the authorities confirmed the existence of dumping conditions that caused harm to the domestic poultry industry. The Mexican Ministry of the Economy imposed anti-dumping duties on imports of chicken leg quarters from the U.S., but stated that such penalties would not be applied immediately, as the poultry industry was being affected by the presence of avian flu type H7N3 in the state of Jalisco. It is worth noting that, the Company´s facilities were not affected by this outbreak of influenza.

As of the date of this report, we do not have any further information from the Mexican Ministry of the Economy regarding the application of such duties to the chicken industry. We do not believe we will be subject to any antidumping fines and thus have not recorded any provisions in our consolidated financial information.

Environmental and Sanitary Regulation

The chicken industry is subject to government regulation in the health and environmental safety areas, including provisions relating to water and air pollution and noise control. Below is a description of the principal laws and administrative authorities in these areas in Mexico and the U.S.:

-	Mexico. The Servicio Nacional de Sanidad Inocuidad y Calidad Alimentaria (Mexican Sanitary Authority or “SENASICA”), the Ley General de Equilibrio Ecologico y Proteccion Ambiental (General Law of Ecological Balance and Environmental Protection) and the Secretaria del Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources or “SEMARNAT”).

-	The United States. The USDA, the Centers for Disease Control, the Environmental Protection Agency (or “EPA”), the U.S. Department of Homeland Security (or “DHS”) and the U.S. Department of Labor (or “DOL”).

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

In 2015, our subsidiary BSACV accounted for 57.7% of consolidated total assets and 71.9% of total consolidated sales and our subsidiary Bachoco USA, accounted for 13.7% of consolidated total assets and 21.4% of total consolidated sales.

All of our subsidiaries are directly owned by us in the percentages listed below. The following table shows our main subsidiaries as of December 31, 2015, 2014 and 2013:

PERCENTAGE EQUITY INTEREST

	As of December 31,
Subsidiary	Country	2015	2014	2013
Aviser, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco Comercial, S.A. de C.V.	Mexico	99.99	99.99	99.99
Campi Alimentos, S.A. de C.V.	Mexico	99.99	99.99	99.99
Operadora de Servicios de Personal, S.A. de C.V.	Mexico	99.99	99.99	99.99
PEC LAB, S.A. de C.V., and subsidiary	Mexico	64.00	64.00	64.00
Secba, S.A. de C.V.	Mexico	99.99	99.99	99.99
Sepetec, S. A. de C.V.	Mexico	99.99	99.99	99.99
Servicios de Personal Administrativo, S.A. de C.V.	Mexico	99.99	99.99	99.99
Induba Pavos, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco USA, LLC. and subsidiary	U.S.	100.00	100.00	100.00

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

We own most of our facilities, we own around 75% of our farms and lease a limited number of other farms and sales centers. We also employ a network of contract growers.

The following table indicates Bachoco’s production facilities and the number of each type of facility both in Mexico and the U.S., as of December 31, 2015:

BACHOCO’S FACILITIES

	Number of Facilities:
Facilities	In Mexico	In The U.S.
Chicken breeding farms	124	208
Broiler grow-out farms	513	355
Broiler processing plants	8	2
Hatchery	23	3
Egg production farms	115	0
Swine breeding farms	1	0
Swine grow-out farms	19	0
Feed mills	18	2
Further process plants	4	2

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

Our eight processing plants process around 11.0 million chickens per week and our laying farms produce around 11.2 thousand tons of commercial eggs each month.

Four of the eighteen feed mill plants are dedicated to the production of balanced feed for sales to third parties and the remaining fourteen are dedicated mainly to internal consumption. We produce around 33 thousand tons of balanced feed per month for sale to third parties.

We own other facilities, including two poultry manure-processing plants. We also own a laboratory that produces vaccines for the poultry industry, which we mainly use for internal purposes but we also sell some vaccines to third parties.

Expansion, Construction or Issues Related to Our Facilities in Mexico

During 2015, we continued several projects to alleviate bottlenecks, thereby increasing production, in some of our production centers. For example, we finished our live chicken production capacity in the state of Chiapas and in other southern states, and increased our processing capacity in our processing plants located in central Mexico.

During 2014, we undertook several projects to alleviate bottlenecks, thereby increasing production, in some of our production centers. For instance, we are increasing our live chicken production capacity in the state of Chiapas and in other southern states. At the same time, we are increasing our processing capacity in our processing plants located in central Mexico.

In 2013, several of our breeder farms located in the state of Guanajuato were affected by an outbreak of avian influenza type H7N3. As a result, the Company experienced a reduction in chicken volume sold of around 4.0% for the year. Once the outbreak was under control, the Company was able to gradually recover its production level. However, in 2014, most of these facilities closed and their production was replaced through our U.S. operations.

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

Expansion, Construction or Issues Related with Our Facilities in the U.S.

In July 2013, the Company reached an agreement to acquire the Arkansas breeding assets of Morris Hatchery Inc., a U.S. company. These assets comprise mainly of equipment and bird inventory (laying hens that produce hatching eggs), with a capacity of approximately 350 thousand laying hens.

On July 2015, the Company reached an agreement to acquire the Georgia breeding assets of Morris Hatchery Inc. These assets comprise mainly of equipment and bird inventory (laying hens that produce hatching eggs), with a capacity of approximately - one million laying hens.

On December 2015, the Company reached an agreement to acquire the Oklahoma City Fully Cooked facility from American Foods Group, a U.S. Company. This acquisition comprises all the American Foods Group’s chicken assets located in Oklahoma City, with a capacity to produce over 700,000 pounds per week of fully cooked chicken products. The Company closed the transaction in February 2016 through its subsidiary, OK Foods.

See Notes 4, 12 and 30 of our Audited Consolidated Financial Statements for more detail.

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

Year 2015 Overview

In 2015, we posted improvements in our total sales as compared to the previous year, while we were able to reach the second highest EBITDA margin in the last ten years.

These results were driven by external and internal conditions. Externally, we benefitted from (i) economic growth in Mexico and a lower inflation rate when compared to 2014, (ii) strong level of demand and consumption of poultry products in Mexico and in the U.S. and (iii) stable cost of our main raw materials, in U.S. dollar terms, which helped in light of the Mexican peso depreciation against the U.S. dollar in 2015.

Internally, we increased our volumes sold in our main business lines primarily due to (i) the implementation of several projects to alleviate bottlenecks, (ii) our ability to capture efficiencies to continue as a low cost producer company and (iii) the implementation of several projects to be closer to our customers and better understand and attend to their needs.

Macroeconomic Conditions in Mexico

The Mexican economy experienced GDP growth of 2.5% in 2015, which was higher than the growth rate reached in 2014. In addition, the inflation rate was 2.13%, lower than 4.08% observed in 2014.

In terms of the Mexican peso-dollar exchange rate, while it remained stable through most of the year, there was an increase in volatility towards the end of the year, leading the Mexican peso-dollar exchange rate to depreciate 14.3% by the end of the year with respect to the end of 2014.

The Mexican peso-dollar exchange rate depreciation that occurred at the end of 2015 had an effect on our financial results, primarily, for the following reasons:

a) Approximately 24.0% of our sales correspond to our U.S. operations and are denominated in dollar terms. Therefore, these sales were positively affected by the Mexican peso-dollar exchange rate depreciation when preparing our results in Mexican peso terms.

b) About 35.4% of our total debt for the year ended December 31, 2015 was denominated in U.S. dollars. Therefore, this indebtedness was negatively affected by the Mexican peso-dollar exchange rate depreciation when preparing our results in Mexican peso terms.

c) The increase in the cost of our raw materials purchased in U.S. dollars, which occurred as a result of the Mexican peso-dollar exchange rate depreciation, was partially offset by a decrease in the prices of our main raw materials, such as grain and soybean meal, in U.S. dollar terms.

According to UNA estimates, in 2015, the volume of chicken and eggs produced in Mexico grew approximately 5.0% and 2.5%, respectively, which means the Mexican poultry industry accelerated its growth during 2015, as compared to 2014, after seeing a reduction in production in 2013 due to an outbreak of the avian flu.

Operating Performance

All figures discussed below are information for 2015, with comparative figures of 2014 and 2013 prepared in accordance with IFRS and are presented in millions of pesos unless otherwise indicated. This information should be read in conjunction with our Audited Consolidated Financial Statements.

The following table sets forth selected components of our results of operations for each of the periods indicated:

STATEMENT OF PROFIT OR LOSS DATA

In millions of pesos, for the years ended December 31,	2015	2014	2013
	$	$	$
Net revenues	46,229.0	41,779.1	39,710.7
Cost of sales	36,847.5	32,495.0	33,176.6
Gross profit	9,381.5	9,284.1	6,534.1
General, selling and administrative expenses	4,323.4	3,781.3	3,291.0
Other income (expenses), net	(4.6)	(160.9)	30.7
Operating income	5,053.5	5,341.9	3,273.8
Net finance income	446.6	246.9	118.4
Income tax	1,680.6	1,656.1	1,350.4

Profit attributable to controlling interest	3,812.8	3,926.9	2,038.4
Profit attributable to non-controlling interest	6.7	5.7	3.4
Profit for the year	3,819.5	3,932.7	2,041.8
Basic and diluted earnings per share(1)	6.36	6.55	3.40
Basic and diluted earnings per ADR(2)	76.30	78.66	40.84
Dividends per share(3)	1.500	0.00	1.584
Weighted average shares outstanding(4)	599,631	599,955	599,993

(1)	Calculated based on the weighted average number of basic and diluted shares. No potentially dilutive shares exist in any of the years presented, for which reason, basic and diluted earnings per share are the same.
(2)	Each ADR represents twelve shares.
(3)	Dividends per share have been computed by dividing the total amount of dividends paid by the weighted average shares outstanding.
(4)	In thousands of shares.

Operating Results 2015 vs 2014

The following table sets forth, for each of the periods indicated, our net revenues by main product lines as a percentage of total net revenues, in each period:

NET REVENUES BY BUSINESS LINES

In millions of pesos	2015		2014		Change
	$	%/sales	$	%/sales	$	%
Net Revenues	46,229.0	100.0	41,779.1	100.0	4,450.0	10.7
Total Poultry	41,789.5	90.4	37,994.7	90.9	3,794.8	10.0
Others	4,439.6	9.6	3,784.4	9.1	655.2	17.3

NET REVENUES BY GEOGRAPHY

In millions of pesos	2015		2014		Change
	$	%/sales	$	%/sales	$	%
Net Revenues	46,229.0	100.0	41,779.1	100.0	4,450.0	10.7
In Mexico	35,125.8	75.9	33,340.6	79.8	1,785.2	5.4
In the U.S.	11,103.3	24.1	8,438.5	20.2	2,664.8	31.6

Net Revenues

Net sales in 2015 totaled $46,229.0 million, $4,450.0 million more, or a 10.7% increase, in net sales, when compared to the $41,779.1 million in net sales reported in 2014. This increase was mainly due to a higher volume sold.

In 2015, sales of our U.S. operation represented 24.1% of our total sales, compared to 20.2% in 2014. During 2015, both our Mexican and U.S. operations reached a historical level of volumes sold.

The Company’s sales of chicken products increased 10.6% in 2015, mainly as a result of an 8.1% increase in volume and a 2.3% increase in chicken prices. The increase in volume was mainly due to higher production volume and the increase in price was mainly due to an increase in our U.S. operations in Mexican peso terms.

Egg sales increased 3.5% in 2015, mainly as a result of a 6.2% increase in volume sold, as we observed a higher level of supply in Mexico (we do not produce table eggs in our U.S. operation). This increase was partially offset by a decline in prices.

Sales of balanced feed increased 31.6% in 2015, resulting from a 23.4% increase in volume sold and a 6.7% increase in balance feed prices.

Sales of the other business lines increased 6.3% due to an increase in our sales of value-added beef products and hatching eggs sold to third parties, which in turn resulted from our increased capacity in hatching eggs production.

The following table sets forth a breakdown of our operating results for each of the periods indicated:

COST OF SALES

	2015		2014		Change
	$	%/sales	$	%/sales	$	%
Cost of sales	36,847.5	79.7	32,495.0	77.8	4,352.5	13.4
Poultry	32,906.8	71.2	29,329.1	70.2	3,577.7	12.2
Others	3,940.7	8.5	3,165.9	7.6	774.8	24.5

Our total cost of sales increased $4,352.5 million or 13.4% in 2015, when compared to the previous year.

This increase was mainly driven by higher volume sold and an increase in the cost of our main raw materials during the second half of 2015, mainly as a result of the depreciation of the Mexican peso against the U.S. dollar. The increase in volumes sold represented 10.5% of the total increase with the remaining increase being due to the increase in the cost of our main raw materials.

The largest single component of our cost of sales is the cost related to our balanced feed raw materials, which has accounted for approximately 66% of our total cost of sales in the last three years. The main components of our balanced feed raw materials are corn, sorghum and soybean meal and all of the components of raw materials are subject to high volatility caused by supply, weather conditions and exchange rates, among others.

Besides balanced feed costs, the cost of sales includes other factors such as salaries and wages and energy costs. These two factors represented approximately 9% and 5% of our total cost of sales, respectively, in the last three years.

There are many other factors with much smaller contributions to the overall cost of sales. All of these secondary factors individually registered immaterial changes from 2014 to 2015.

GENERAL, SELLING AND ADMINISTRATIVE EXPENSES

	2015		2014		Change
	$	%/sales	$	%/sales	$	%
Total SG&A	4,323.4	9.4	3,781.3	9.1	542.0	14.3

In 2015, general, selling and administrative expenses totaled $4,323.4 million, compared to $3,781.3 million in 2014, representing an increase of $542.0 million or 14.3%. Approximately 80% of this increase was attributed to more volume sold.

The rest of this increase was the result of additional expenses incurred in the implementation of projects to further improve our operating efficiency, the services we provide to our customers and our understanding of the needs of our customers.

We expect to experience additional benefits resulting from these projects in the upcoming years.

In 2015 and 2014, our general, selling and administrative expenses represented 9.4% and 9.1% of total sales respectively.

The main components that comprised our general, selling and administrative expenses in the past three years are the following: freight and transportation equipment expenses (about 38%), labor (about 32%) and publicity (about 4%), with no significant variation in these percentages.

OTHER INCOME (EXPENSE) NET

	2015		2014		Change
	$	%/sales	$	%/sales	$	%
Other income (expense) net	(4.6)	(0.0)	(160.9)	(0.4)	156.3	(97.1)

Other income (expense) includes mainly the gains and losses on sales of by-products, sales of hens, asset disposal, sales of unused fixed assets and others.

In 2015, we recognized other net expenses of $4.6 million and in 2014 we recorded other net expenses of $160.9 million. In 2014, as per our usual results, we had a net expense position resulting from provisions mainly related to regulatory fines, which were not present in 2015.

OPERATING INCOME

	2015		2014		Change
	$	%/sales	$	%/sales	$	%
Operating Income	5,053.5	10.9	5,341.9	12.8	(288.3)	(5.4)

Operating income in 2015 totaled $5,053.5 million, this represented a decrease of $288.3 million or 5.4%, when compared to the operating income of $5,341.9 million reached in 2014. This decrease is mainly attributed to an increase in cost of sales and general, selling and administrative expenses as explained above.

The operating margin in 2015 and 2014 was 10.9% and 12.8% respectively.

NET FINANCE INCOME

	For the year ended December 31,				Change
	2015 $	% over sales	2014 $	% over sales	$	%
Net Finance Income	446.6	1.0%	246.9	0.6%	199.6	80.9
Financial Income	593.8		367.2		226.6	61.7
Financial Expense	147.3		120.3		27.0	22.4

In 2015, we reported net financial income of $446.6 million, compared to net financial income of $246.9 million in 2014. This increase was mainly due to an increase in our financial income driven by higher interest income on our investments and a higher level of foreign currency exchange gains. Our foreign currency exchange gains are mainly the result of our ability to obtain U.S. dollars at a lower cost than the average cost in the market.

Financial income of $593.8 million in 2015 was mainly attributable to a $482.4 million of interest income and a $95.4 million in foreign currency exchange gain. This gain was partially offset by $94.0 million in interest expense and a $53.3 million in commissions and financial expenses.

Financial income of $246.9 million in 2014 was mainly due to $347.4 million of interest income and a $19.9 million in foreign currency exchange gain. This gain was partially offset by $87.6 million in interest expense and $30.5 million in commissions and financial expenses.

For more details see Note 28 to our Audited Consolidated Financial Statements.

The following table sets forth our tax position for each of the periods indicated and is described in more detail in Note 20 to our Audited Consolidated Financial Statements included herein:

TOTAL INCOME TAX

	For the year ended December 31,
	2015	2014	Change
	$	$	$	%
Total income taxes (benefit) expense,	1,680.6	1,656.1	24.5	1.5
Current income tax	1,488.5	1,376.0	112.5	8.2
Deferred income tax	192.1	280.1	(88.0)	(31.4)

In 2015, total income tax expense was $1,680.6 million, compared to income tax expense of $1,656.1 million in 2014. This slight increase is mainly attributable to a $112.5 million increase of current income taxes and; partially offset by a $88.0 decrease in deferred income tax.

The effective income tax rate was 30.6% in 2015 and 29.6% in 2014. This increase was due to the fact that we had tax credits in 2014, which were not present in 2015.

Deferred income tax liability in 2015 increased $286.8 million, as a result of the following movements in temporary differences during the year: (i) an increase of $212.5 million for inventories, (ii) $96.0 million for prepaid expenses and (iii) $27.1 million for accounts payable. This increase was partially offset by decreases of $18.3 million for goodwill.

The following table sets forth our profit for the year for each of the periods indicated:

PROFIT FOR THE YEAR

	For the years ended December 31,
In millions of pesos	2015	2014	Change
	$	$	$	%
Profit for the year attributable to:	3,819.5	3,932.7	(113.2)	(2.9)
Controlling interest	3,812.8	3,926.9	(114.1)	(2.9)
Non-controlling interest	6.7	5.7	1.0	17.5
Basic and diluted earnings per share(1)	6.36	6.55	(0.20)	(3.0)
Net income per ADR(1)	76.30	78.66	(2.36)	(3.0)

(1) In pesos.

As a result of the factors detailed above, our net income for 2015 totaled $3,819.5 million, or $6.36 per basic and diluted share ($76.30 per ADR), which is a $113.1 million or 2.9% decrease when compared to $3,932.7 million in net income or $6.55 per basic and diluted share ($78.66 per ADR) reported in 2014.

Our consolidated net margin in 2015 was 8.3% compared to a consolidated net margin of 9.4% in 2014.

The following table shows reconciliation of EBITDA and EBITDA margin to consolidated net income for each of the periods indicated.

EBITDA RESULT

	For the years ended December 31,
	2015	2014	Change
	$	$	$	%
Net income	3,819.5	3,932.7	(113.1)	(2.9)
Income tax expense	1,680.6	1,656.1	24.5	1.5
Net finance income	(446.6)	(246.9)	(199.6)	80.9
Depreciation and amortization	819.9	805.7	14.3	1.8
EBITDA result	5,873.4	6,147.6	(274.1)	(4.5)
EBITDA margin (%)	12.7%	14.7%	-	-

EBITDA result in 2015 and 2014 reached $5,873.4 and $6,147.6 million respectively, representing an EBITDA margin of 12.7% and 14.7%.

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

The largest single component of our cost of sales is the cost related to our balanced feed raw materials, which has accounted for approximately 68% of our total cost of sales in the last few years. The main components of our balanced feed raw materials are corn, sorghum and soybean meal and all of the components of raw materials are subject to high volatility caused by supply, weather conditions and exchange rates, among others.

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

In 2014, general, selling and administrative expenses totaled $3,781.3 million, compared to $3,291.0 million in 2013, representing an increase of $490.3 million or 14.9% that was primarily attributed to more volume sold.

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

In 2014, we recognized other net expenses of $160.9 million and in 2013, we recorded other net income of $30.7 million, notably from a gain on the sale of land at one of our farms in the southern region of the country. In 2014, as per our usual results, we had a net expense position resulting from provisions related to (1) sales of unused fixed assets and (2) regulatory fines.

OPERATING INCOME

	2014		2013		Change
	$	%/sales	$	%/sales	$	%
Operating Income	5,341.9	12.8	3,273.8	8.2	2,068.1	63.2

Operating income in 2014 totaled $5,341.9 million, this represented an increase of $2,068.1 million or 63.2%, when compared to the operating income of $3,273.8 million reached in 2013. This increase is mainly attributed to an increase in sales and a reduction in cost of sales.

The operating margin in 2014 and 2013 were 12.8% and 8.2% respectively.

NET FINANCE INCOME

	For the year ended December 31,				Change
	2014 $	% over sales	2013 $	% over sales	$	%
Net Finance Income	246.9	0.6%	118.4	0.3%	128.5	108.5
Financial Income	367.2		344.8		22.4	6.5
Financial Expense	120.3		226.4		(106.1)	46.9

In 2014, we reported net financial income of $246.9 million, compared to net financial income of $118.4 million in 2013. This increase was mainly due to the 46.9% decrease in our financial expense driven by lower commissions and financial expenses.

Financial income of $367.2 million in 2014 was mainly attributable to $347.4 million of interest income and a $19.9 million in foreign currency exchange gain. This gain was partially offset by $87.6 million in interest expense and a $30.5 million in commissions and financial expenses.

Financial income of $344.8 million in 2013 was mainly due to $314.2 million of interest income and a $28.1 million in foreign currency exchange gain. This gain was partially offset by $97.0 million in interest expense and $129.3 million in commissions and financial expenses.

The following table sets forth our tax position for each of the periods indicated:

TOTAL INCOME TAX

	For the year ended December 31,
	2014	2013	Change
	$	$	$	%
Total income taxes (benefit) expense,	1,656.1	1,350.4	305.7	22.6
Current income tax in Mexico	1,211.0	1,227.3	(16.3)	(1.3)
Deferred income tax in Mexico	230.3	147.4	82.9	56.3
Current income tax in the U.S.	165.0	0.0	165.0	NA
Deferred income tax in the U.S.	49.8	(24.3)	74.1	NA

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

Deferred income tax liability in 2014 increased $346.1 million, as a result of the following movements in temporary differences during the year: (i) an increase of $229.5 in accounts payable, (ii) $94.5 million for accounts receivable, (iii) $66.9 million for tax loss carry forwards and (iv) $40.8 million for prepaid expenses. This increase was partially offset by decreases of $59.1 million for inventories, $75.6 million for property plant and equipment, and $16.1 million in other provisions.

The following table sets forth our profit for the year for each of the periods indicated:

PROFIT FOR THE YEAR

	For the years ended December 31,
In millions of pesos	2014	2013	Change
	$	$	$	%
Profit for the year attributable to:	3,932.7	2,041.8	1,890.9	92.6
Controlling interest	3,926.9	2,038.4	1,888.5	92.6
Non-controlling interest	5.7	3.4	2.3	67.7
Basic and diluted earnings per share(1)	6.55	3.40	3.2	92.6
Net income per ADR(1)	78.66	40.84	37.8	92.6

(1) In pesos.

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

The following table shows reconciliation of EBITDA and EBITDA margin to consolidated net income for each of the periods indicated.

EBITDA RESULT

	For the years ended December 31,
	2014	2013	Change
	$	$	$	%
Net income	3,932.7	2,041.8	1,890.9	92.6
Income tax expense (benefit)	1,656.1	1,350.4	305.7	22.6
Net finance income	(246.9)	(118.4)	(128.5)	108.5
Depreciation	805.7	816.7	(11.0)	(1.3)
EBITDA result	6,147.6	4,090.5	2,057.1	50.3
EBITDA margin (%)	14.7%	10.3%	-	-

EBITDA result in 2014 and 2013 reached $6,147.6 and $4,090.5 million respectively, representing an EBITDA margin of 14.7% and 10.3%. These represent historically high results for the Company, mainly due to strong net sales together with decreases in cost of sales.

Critical Tax and Accounting Policies

The following information is a summary of the fiscal and accounting policies that could materially affect the Company’s operations or investments.

Income Tax, Asset Tax and Flat Rate Business Tax, Year 2015

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

The income tax rate for OK Foods is 38.79%

Recent changes in tax laws

The main impact on income taxes for the Company, resulting from the tax reform enacted in 2013, was the increase from 21% to 30% of the tax rate applicable to BSACV, the Company’s main subsidiary, and the limitation on the deductibility by 53% of expenditures for wages that are exempt income for the employees.

Flat Rate Business Tax

The IETU was published on October 1, 2007 and it came into effect on January 1, 2008. The IETU rate was 17.5% in 2013, 2012 and 2011 and was based on cash flows, and limited certain deductions. Through December 31, 2013, IETU was required to be paid only when it was greater than the income tax to be paid in any given year. As a result of the aforementioned changes in Mexican Tax Law in 2013, IETU was eliminated. As the Company had projected that it would only pay regular income tax, it did not have any deferred income taxes calculated under the IETU regime, such that elimination of IETU did not have a significant impact on the Company’s results.

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

Aggregation of operating segments

The Company’s chicken and egg operating segments are aggregated into one reportable segment (Poultry) because they have similar products and services, production processes, types of customers, distribution methods, regulatory environment, and economic trends in gross profit margins. These factors are evaluated annually.

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

Employee retirement benefits

The Company uses various assumptions to determine the best estimate for its employee retirement benefits. Assumptions and estimates are established in conjunction with independent actuaries. These assumptions include demographic hypotheses, discount rates and expected increases in remunerations and future employee service periods, among others. Although the assumptions are deemed appropriate, a change in such assumptions could affect the value of employee benefit liabilities and the results of the period in which such a change occurs.

Contingencies

A contingent liability is defined as:

-	a possible obligation that arises from past events and whose existence can only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company, or

-	a present obligation that arises from past events but is not recognized because:

a.	it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or
b.	the amount of the obligation cannot be measured with sufficient reliability.

The assessment of such contingencies requires the exercise of significant judgments and estimates on the possible outcomes of those future events. The Company assesses the probability of loss arising from lawsuits and other contingencies with the assistance of its legal advisors. These estimates are reconsidered periodically at each reporting period.

B.	Liquidity and Capital Resources

We are a holding company with no significant operations of our own. Our principal sources of liquidity are:

-	The sales of our products through our subsidiaries in the Mexican and U.S. markets;

-	Credit lines we use from time to time; as of December 31, 2015 and 2014, the unused credit lines of the Company totaled $6,156.2 and $5,282.6 million, respectively. The Company did not pay any commission or charge for the unused credits.

-	The current Mexican bond issuance program available until August 2017. For more details, please refer to Item 12 (“Description of Securities Other than Equity Securities”) of this Annual Report.

Liquidity and Capital Resources 2015 vs 2014

TOTAL CASH, CASH EQUIVALENTS, INVESTMENT IN SECURITIES AND DERIVATIVES FINANCIAL INSTRUMENTS

	As of December 31,
In millions of pesos	2015	2014	Change
	$	$	$	%
Total cash, cash equivalents, and investment in securities and derivative financial instruments	15,290.1	11,968.3	3,321.8	27.8
Cash and cash equivalents	14,046.3	11,036.1	3,010.2	27.3
Investment in securities	1,242.6	925.5	317.1	34.3
Derivative financial instruments	1.2	6.7	(5.4)	(81.3)

In 2015, cash and cash equivalents, and investments in securities at fair value through profit or loss totaled $15,290.1 million, $3,321.8 million or 27.8%, more than $11,968.3 million recorded in 2014. This increase is mainly due to our positive operating results in 2015.

As of December 31, 2015, we held cash and cash equivalents in our U.S. operations equivalent to $535.7 million.

ACCOUNTS RECEIVABLE

	As of December 31,
In millions of pesos	2015	2014	Change
	$	$	$	%
Total accounts receivable	2,533.4	2,974.6	(441.2)	(14.8)

Accounts receivable decreased $441.2 million, or 14.8%, when compared to 2014. This decrease is mainly due to a $438.4 million decrease in recoverable value added tax and other recoverable taxes, $263.7 million of other receivables, which was partially offset by an increase of $178.8 million in trade receivables.

For more detail, please see Note 9 of the Audited Consolidated Financial Statements.

ACCOUNTS PAYABLE

	As of December 31,
In millions of pesos	2015	2014	Change
	$	$	$	%
Total accounts payable	4,597.1	3,970.5	626.6	15.8

In 2015, accounts payable increased $626.6 million or 15.8% when compared to 2014. This increase is mainly due to a $543.1 million increase in trade payables and $39.0 million accrued employee benefits.

For more detail please see Note 18 of the Audited Consolidated Financial Statements.

TOTAL DEBT

	As of December 31,
In millions of pesos	2015	2014	Change
	$	$	$	%
Total debt	4,127.0	2,450.5	1,676.5	68.4
Short-term debt (1)	1,631.9	798.0	833.9	104.5
Long-term debt (2)	995.1	152.5	842.6	552.5
Long-term debt (Local bond issue)	1,500.0	1,500.0	0.0	0.0

(1)	Includes notes payable to banks and current portion of long-term debt.
(2)	Does not include current installments of long-term debt.

As of December 31, 2015, total debt was $4,127.0 million, an increase of $1,676.5 million or 68.4% when compared to $2,450.5 million of total debt as of December 31, 2014. This additional debt was comprised of short-term debt in U.S. dollars terms we entered into to counter the economic volatility we faced at the end of the year and long-term debt we entered into at low interest rates.

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

For details of maturity of our debt and the prevailing interest rates, see Note 17 of our Audited Consolidated Financial Statements.

WORKING CAPITAL

	As of December 31,
In millions of pesos	2015	2014	Change
	$	$	$	%
Working Capital	18,079.2	15,196.5	2,882.7	19.0
Total current assets	24,722.0	20,852.0	3,870.0	18.6
Total current liabilities	6,642.8	5,655.5	987.3	17.5

The working capital in the table above was calculated as current assets minus current liabilities.

In 2015, our working capital increased $2,882.7 million or 19.0% when compared to year 2014, due primarily to increases in our level of cash, which in turn resulted from an increase in cash from operating activities and from financing activities.

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

Liquidity and Capital Resources 2014 vs 2013

TOTAL CASH, CASH EQUIVALENTS, PRIMARY AND DERIVATIVES FINANCIAL INSTRUMENTS

	As of December 31,
In millions of pesos	2014	2013	Change
	$	$	$	%
Total cash, cash equivalents, and primary and derivative financial instruments	11,968.3	7,732.7	4,235.6	54.8
Cash and cash equivalents	11,036.1	6,716.9	4,319.2	64.3
Investment in securities	925.5	1,004.1	(78.6)	(7.8)
Derivative financial instruments	6.7	11.7	(5.0)	(42.7)

In 2014, cash and cash equivalents, primary financial instruments and derivative financial instruments totaled $11,968.3 million, $4,235.6 million or 54.8% more than the $7,732.7 million recorded in 2013. The increase was mainly due to our strong operations in 2014.

ACCOUNTS RECEIVABLE

	As of December 31,
In millions of pesos	2014	2013	Change
	$	$	$	%
Total accounts receivable	2,976.5	2,321.8	654.7	28.2

In 2014, accounts receivable increased $654.7 million, or 28.2%, when compared to 2013. This increase was due to a $373.6 million increase of recoverable value added tax and other receivables as of December 31, 2014 when compared to 2013.

ACCOUNTS PAYABLE

	As of December 31,
In millions of pesos	2014	2013	Change
	$	$	$	%
Total accounts payable	3,970.5	3,375.6	594.9	17.6

In 2014, accounts payable increased $594.9 million or 17.6% when compared to 2013. This increase was mainly due to a $492.5 million increase in payments to suppliers and $81.9 million of accrued expenses.

TOTAL DEBT

	As of December 31,
In millions of pesos	2014	2013	Change
	$	$	$	%
Total debt	2,450.5	2,067.8	382.7	18.5
Short-term debt (1)	798.0	557.6	240.4	43.1
Long-term debt (2)	152.5	10.2	142.3	1,395.1
Long-term debt (Local bond issue)	1,500.0	1,500.0	0.0	0.0

(1)	Includes notes payable to banks and current portion of long-term debt.
(2)	Does not include current installments of long-term debt.

As of December 31, 2014, total debt was $2,450.5 million, an increase of $382.7 million or 18.5% when compared to the $2,067.8 million of total debt as of December 31, 2013. This additional debt was mainly short-term debt acquired at low interest rates.

Most of our long-term debt consists of a Mexican bond issuance of $1,500.0 million during the second quarter of 2012, due in 2017. This bond accrues interest at the reference rate of 28-day TIIE (“Equilibrium Interbank Interest Rate”), plus accruing interest at TIIE + 0.60%. The funds obtained were used primarily to pre-pay certain outstanding debt, some of which was previously incurred in our acquisition of OK Foods.

WORKING CAPITAL

	As of December 31,
In millions of pesos	2014	2013	Change
	$	$	$	%
Working Capital	15,196.5	10,953.6	4,242.9	38.7
Total current assets	20,852.0	15,397.5	5,454.5	35.4
Total current liabilities	5,655.5	4,443.9	1,211.6	27.3

The working capital in the table above was calculated as current assets minus current liabilities.

In 2014, our working capital increased $4,242.9 million or 38.7% when compared to 2013, due primarily to increases in our level of cash, which in turn resulted from an increase in cash from operating activities and from financing activities.

CAPITAL EXPENDITURES

In millions of pesos, for the years ended December 31,	2015	2014	2013
	$	$	$
Capital Expenditures	1,824.5	1,241.1	587.4

Most of the capital investments in the past years were financed with cash flows generated from our own operations.

In 2015, capital expenditures totaled $1,824.5 million, an increase when compared to the $1,241.1 million expended in 2014. In 2015, the Company implemented new projects for organic growth, aiming to alleviate certain bottlenecks in various processes, thereby increasing production, and to improve productivity in both of our U.S. and Mexican operations.

In 2014 and 2013, capital expenditures totaled $1,241.1 and $587.4 million respectively, incurred primarily in (i) the replacement of our transportation fleet and other equipment in our facilities, (ii) the completion of certain expansion projects (iii) the implementation of productivity projects in our chicken farms and in some processing plants, (iv) increasing eggs production capacity and (v) additional IT systems.

The Company plans to carry out several projects, primarily in Mexico, to gradually increase our poultry production over the course of the next few years.

See Note 14 of our Audited Consolidated Financial Statements for more details.

OPERATING LEASES

In millions of pesos, for the years ended December 31,	2015	2014	2013
	$	$	$
Operating Leases expense	359.7	311.6	286.0

We have entered into operating leases for certain offices, production sites, computer equipment and vehicles. These agreements have terms ranging between one and five years and some of them contain renewal options.

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

See Note 8 to our Audited Consolidated Financial Statements for more information.

LIABILITIES IN FOREIGN CURRENCY 2015 vs 2014

	As of December 31,
	2015	2014	Change
	$	$	$	%
Short-term financial debt liabilities in foreign currency(1)	1,462.9	221.3	(1,241.6)	(561.0)

(1) The foreign currency is U.S. dollars.

In 2015, our bank debt denominated in U.S. dollars totaled $1,462.9 million pesos (equivalent to $85.0 million USD), $1,241.6 million pesos or 561.2% higher than the $221.3 million pesos (equivalent to $15.0 million USD) in 2014. The short-term bank debt in U.S. dollars had an annual average interest rate of 1.05% in 2015, 1.10% in 2014.

The Company’s risk committee approves any change in policies and reviews the application of current policies.

At the end of 2015, we have assets denominated in U.S. dollars of $1,647.4 million pesos and liabilities of $3,903.6 million pesos, resulting in a net liability position of $2,256.2 million pesos (or $131.1 million USD).

For more details see Note 8 and Note 17 to our Audited Consolidated Financial Statements.

LIABILITIES IN FOREIGN CURRENCY 2014 vs 2013

	As of December 31,
	2014	2013	Change
	$	$	$	%
Short-term liabilities in foreign currency(1)	221.3	392.7	(171.4)	(43.6)

(1) The foreign currency is U.S. dollars.

In 2014, our bank debt denominated in U.S. dollars totaled $221.3 million (equivalent to $15.0 million USD), $171.5 million or 43.6% lower than the $392.7 million pesos (equivalent to $30.0 million USD) in 2013. The short-term bank debt in U.S. dollars had an annual average interest rate of 1.10% in 2014 and 1.49% in 2013.

The Company’s risk committee approves any change in policies and reviews the application of current policies.

At the end of 2014, we had assets denominated in U.S. dollars of $1,097.0 million pesos and liabilities of $2,691.1 million pesos, resulting in a net liability position of $108.1 million dollars (or $1,594.0 million pesos).

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

The most significant trends that might have a negative impact on the Company’s operating performance are the following:

-	We have seen a consistent, gradual increase of supply in chicken markets in which we operate, which might cause oversupply condition towards the first half of 2016.

-	Despite the lower trend we have observed in the prices of our main raw material prices in U.S. dollar terms, the sharp increase in the Mexican peso depreciation against the U.S. dollar will not allow us to capitalize the benefit from these lower grain and soybean meal prices.

-	We might be affected by more aggressive competition from our peers in the markets in which we operate.

-	Finally, we may also be negatively affected by any poultry sanitary issues that may arise in regions where our production centers are located, which may affect our production volumes and production costs.

E.	Off-Balance Sheet Arrangements

In 2015, except for our operating lease agreements, we do not have off-balance sheet arrangements that might have current or future effects on the Company’s financial condition. Disclosure of operating leases is included in this Annual Report under Item 5-B.

F.	Tabular Disclosure of Contractual Obligations

Our major categories of indebtedness included the following:

-	As of December 31, 2015 and 2014, we had $9.0 and $133.7 million in current portion of long-term debt respectively.

-	Long-term debt to banks, excluding the current installments of long-term debt, as of December 31, 2015 and 2014 were $995.1 and $152.5 million, respectively, plus an additional $1,500.0 million as a result of our Mexican bond issuance in 2012 and due in 2017.

-	The weighted average interest rates on long-term debt, excluding the Mexican bond issuance, for years 2015 and 2014 were 3.07% and 3.72%, respectively.

See Note 17a and b of our Audited Consolidated Financial Statements for more detail.

The Company has certain leases related to operating assets, including farms and administrative offices. The following table summarizes the Company´s contractual obligations as of December 31, 2015. The table does not include current installments of long-term debt, accounts payable or pension liabilities.

CONTRACTUAL OBLIGATIONS

In millions of pesos	Total	2016	2017	2018	2019	2020
		$	$	$	$	$
Long-term debt(1)	2,495.1	-	1,652.5	842.6	-	-
Operating leases(2)	308.7	91.8	78.4	46.8	57.2	34.4

(1)	See Note 17-c of the Audited Consolidated Financial Statements for more detail.
(2)	See Note 23 of the Audited Consolidated Financial Statements for more detail.

Operating lease expense for 2015 was $359.7 and, current installments made under long term debt were $0.0 million; the Company did not make early payments of its long-term debt.

The Company has entered into grain supply agreements with third parties as part of the regular course of its operations. However, the payment terms are not fixed for which reason no amounts have been included in the table above.

The following table sets forth the maturity amounts of interest to be paid in connection with the long-term debt described above.

INTEREST

In millions of pesos	Total	Less than 1 year	From 1 To 3 years	From 3 to 5 years
Interest	$212.7	$113.8	$98.8	$0

The Company’s future minimum rental payments required under its operating leases having an initial or remaining non-cancellable lease term in excess of one year as of December 31, 2015, and for each of the five succeeding years, are as follows:

MINIMUM PAYMENTS OF OPERATING LEASES

In millions of pesos	Total	2016	2017	2018	2019	2020
Operating Leases	$88.0	$8.7	$8.7	$1.9	$1.9	$1.0

G.	Safe Harbor

Not applicable.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

At our annual stockholders’ meeting held on April 22, 2015, we ratified the membership of our Board of Directors.

Additionally, at our general ordinary stockholders’ meeting held on November 3, 2015, Mr. Guillermo Ochoa Maciel was appointed as an independent member of the Board of Directors and as an independent director financial expert.

Currently our board of directors is composed of the following members:

MEMBERS OF THE BOARD	Year of Birth	Member since
Chairman of the Board and Proprietary Shareholder Director:
Javier R. Bours Castelo	1953	1982
Proprietary Shareholder Directors:
Jose Gerardo Robinson Bours Castelo	1958	2008
Jesus Enrique Robinson Bours Muñoz	1951	1994
Jesus Rodolfo Robinson Bours Muñoz	1957	2002
Arturo Bours Griffith	1955	1994
Octavio Robinson Bours	1952	1997
Ricardo Aguirre Borboa	1954	1994
Juan Salvador Robinson Bours Martinez	1965	1994
Alternate Directors:
Jose Eduardo Robinson Bours Castelo	1956	1994
Jose Francisco Bours Griffith	1950	1994
Guillermo Pineda Cruz	1948	1994
Gustavo Luders Becerril	1953	2011
Independent Directors:
Avelino Fernandez Salido	1938	2003
Humberto Schwarzbeck Noriega	1954	2003
Guillermo Ochoa Maciel	1955	2015
Secretary of the Board:
Eduardo Rojas Crespo	1969	2008

Honorary Members of the Board

Enrique Robinson Bours Almada, Mario Javier Robinson Bours Almada, and Juan Bautista Salvador Robinson Bours are co-founders of the Company and Honorary members of the board.

The following table identifies the relationships among members of each of the four Bours families:

Cousins	in law-related
Brothers:
● Arturo Bours Griffith
● Octavio Robinson Bours
● Jose Francisco Bours Griffith
Brothers:
● Jesus Enrique Robinson Bours Muñoz	● Guillermo Pineda Cruz
● Jesus Rodolfo Robinson Bours Muñoz

Brothers:
● Francisco Javier R. Bours Castelo
● Jose Gerardo Robinson Bours Castelo
● Jose Eduardo Robinson Bours Castelo	● Ricardo Aguirre Borboa
● Juan Salvador Robinson Bours Martinez	● Gustavo Luders Becerril

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

Jose Eduardo Robinson Bours Castelo, member of the Board since 1994. Mr. Robinson is an alternate Director for Mr. Francisco Javier R. Bours Castelo and Mr. Jose Gerardo Robinson Bours Castelo. Mr. Robinson Bours holds a degree in Industrial Engineering from the ITESM. He was previously Commercial Director of Industrias Bachoco, a Senator of the Mexican Congress and was governor of the state of Sonora. In addition, Mr. Robinson was Chairman of the Board of National Agribusiness Council (Consejo Nacional Agropecuario), Chairman of the Board of Umbrella Organization of the Private Sector Mexico (Consejo Coordinador Empresarial), and Member of the Board of Nafinsa, Bancomext and Focir, and was Chairman of the board and Chief Executive Officer of Del Monte Foods.

Jose Francisco Bours Griffith, Alternate Director of Mr. Octavio Robinson Bours and Mr. Arturo Bours Griffith, since 1994. Mr. Bours Griffith holds a degree in Civil Engineering from the Universidad Autonoma de Guadalajara. Mr.  Bours Griffith has worked at Bachoco as Engineering Manager. He is currently dedicated to agricultural operations and has run an aquaculture farm for fifteen years.

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

Gustavo Luders Becerril, Alternate Director of Juan Salvador Robinson Bours Martinez and Mr. Ricardo Aguirre Borboa, was named Alternate Director during the annual general meeting held in April 2011. Mr. Luders holds an Accounting degree from ITESM. He is a vegetable and fruit grower.

Avelino Fernandez Salido, Independent Director, has been a member of the board since 2003. He is also a member of the board of Banamex and BBVA Bancomer. He is also Chairman of the Board of the following companies: Grupo Cajeme Motors, S.A. de C.V., Navojoa Motors, S.A. de C.V., Turymayo S.A. de C.V. and Gasolineras Turymayo S.A. de C.V. His business experience is in the marketing of grains.

Guillermo Ochoa Maciel, Independent Director and has been a member of the board since November 2015. Mr. Ochoa Maciel holds a degree in public accounting from the Universidad de Guadalajara, México. Mr. Ochoa Maciel was employed at KPMG Cardenas Dosel, S.C., for over 36 years (the last 26 as firm partner). Since 2015, he has been the president of the board and director of his own consulting and real estate development firm. Mr. Ochoa Maciel has significant experience in financial audits, corporate governance matters (including Sarbanes-Oxley compliance) and equity and debt transactions both locally in Mexico as well as internationally (both private and SEC-registered) as well as IFRS and U.S. GAAP accounting matters. Mr. Ochoa Maciel was elected president of the Audit and Corporate Practices Committee during the ordinary stockholders’ meeting that took place on November 3, 2015.

Humberto Schwarzbeck Noriega, Independent Director, has been a member of the board since 2003. He holds a degree in economics from ITESM. He is currently CEO of Yeso Industrial de Navojoa S.A. de C.V.

Eduardo Rojas Crespo was named Secretary of the Board of Directors in 2008. He holds a Law Degree from Universidad Nacional Autonoma de Mexico. He holds a post-graduate diploma on Environmental Law and Due Diligence, and a Specialty as well as a Master’s Degree, both in Corporate Law; these three from the Anahuac University. He also holds a diploma on economic competition  from the Centro de Investigación y Docencia Económicas (CIDE) and has completed studies on Business Management at the Instituto Panamericano de Alta Dirección de Empresas (IPADE). Mr. Rojas has worked for Bachoco since 2004 as our Chief Legal Officer. Before joining Bachoco, Mr. Rojas worked for 10 years as the Chief Legal Officer of Grupo Fimex.

Honorary members

Mr. Enrique Robinson Bours Almada, Chairman of the Board and co-founder of the Company, he retired in April 2002. Mr. Bours led the Company for 50 years. The Board named Mr. Javier Robinson Bours Castelo, Mr. Enrique Robinson Bours’s nephew, as his successor.

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

None.

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

Trent Goins joined OK Foods in January 2003 as a management trainee. He was made Regional Sales Manager in 2005 with responsibility for retail sales. In 2008, Goins became Senior Vice President of Sales and Marketing, a position he held until his appointment as CEO/President of OK Foods in February 2014. Mr. Goins has served as past president and current board member of The Poultry Federation and is a present member of the National Chicken Council where he serves on the Executive Committee.

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

Andres Morales Astiazaran, Director of Sales and Marketing, assumed this position in January 2014. Previously, Mr. Morales was Director of Marketing and Modern Channels since July 2006. Before joining us, Mr. Morales worked for 4 years as Sales and Marketing Vice President in Smithfield Foods, a U.S. Company with offices in Sonora, Mexico. Previously Mr. Morales worked for Bachoco as Marketing Manager, Manager of the Northeast division and then as National Manager of Bachoco. Mr. Morales holds an accounting degree from ITESM and attended marketing courses at Northwestern University, the University of Chicago, ITESM and the IPADE (D1).

Alejandro Elias Calles Gutierrez, was named purchasing Director in 2010. Mr. Calles joined Bachoco in January 2010 as Manager of Purchasing. Previously, Mr. Calles worked as the CEO of “Agroinsumos Cajeme,” Chairman of the Board of the “Distrito de Riego” in the Yaqui River, Secretary of the SAGARPA in the state of Sonora, and Leader of the Secretaries of SAGARPA in Mexico and Manager of the leasing department of Inverlat. Mr. Calles holds a degree in Agronomy from the ITESM.

Ismael Sanchez Moreno, Director of Human Resources, joined us and assumed his current position in 2013. Prior to his affiliation with Bachoco, Mr. Sanchez held several senior human resources positions, including Change-Management Director and Planning and Development Human Resources Director at Grupo Modelo. He previously worked for Cemex as Organization and Compensation Director, General Manager for Commercial Innovation Processes, and Development and Training Senior Manager. Mr. Sanchez graduated with a degree in Politics Sciences and Sociology from the Complutense University of Madrid and holds an MBA from the IE Business School and a MS in Human Resources from CEF.

Augusto Franco Gómez, Marketing, Research & Development Director, joined us and assumed his current position in September 2014. Mr. Franco has 16 years of work experience, with strong experience in Latin America, and has worked in foods, food service, HPC products and advertising. He has lived in different countries such as Mexico, Colombia, Bolivia and the U.S. He has worked for companies such as Unilever, Team Foods, Glaxo, General Mills and Leo Burnett and his last position was Marketing Director for Food Solutions in Unilever for the North Latin American region. Mr. Franco has a bachelor’s degree in Business Administration from the Colegio de Estudios Superiores de Administración in Colombia, an International MBA from St. Tomas University in the U.S., and took courses such as New Products Development at the University of Chicago.

B.	Compensation

The table below sets forth the aggregate compensation paid to our directors and executive officers, for services they rendered in their respective capacities, for the years ended December 31, 2015, 2014 and 2013.

TOTAL COMPENSATION

	As of December 31,
	2015	2014	2013
	$	$	$
Compensation, net (in millions pesos)	42.3	39.5	52.8

C.	Board Practices

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

Audit and Corporate Practices Committee

The mandate of the Audit and Corporate Practices Committee is to establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, pursuant to our bylaws and Mexican law, among others, the Audit and Corporate Practices Committee must do the following:

-	Submit an annual report to the Board of Directors;

-	Inform the Board of Directors of the current condition of the internal controls and internal auditing system of the Company or of the entities it controls, including any irregularities detected;

-	Require the relevant directors and other employees of the Company, or of the entities it controls, to provide reports relative to the preparation of the financial information or any other kind of reports or information it deems appropriate to perform its duties;

-	Receive observations formulated by shareholders, Board members, relevant officers, employees and, in general, any third party with regard to the matters under the Audit Committee duties, as well as carry out the actions that, in its judgment, may be appropriate in connection with such observations;

-	Inform the Board of Directors of any material irregularities detected as a result of the performance of its duties and, as applicable, inform the Board of Directors of the corrective actions taken, or otherwise propose the actions that should be taken;

-	Call Shareholders’ Meetings and cause the items it deems pertinent to be inserted into the agendas of such Shareholders’ Meetings; and

-	Assist the Board of Directors in selecting candidates for audit and reviewing the scope and terms of the auditor’s engagement, as well as evaluate the performance of the entity that provides the external auditing services and analyze the report, opinions, statements and other information prepared and signed by the external auditor.

On November 3, 2015, during the shareholders ordinary meeting, Mr. Guillermo Ochoa Maciel was elected President of the Audit and Corporate Practices Committee, which is composed of the following members:

AUDIT AND CORPORATE PRACTICES COMMITTEE

Name	Position	Member since
Guillermo Ochoa Maciel	President	2015
Humberto Schwarzbeck Noriega	Member	2003
Ricardo Aguirre Borboa	Member	2003
Avelino Fernandez Salido	Member	2003

Currently, Guillermo Ochoa Maciel, member of our audit committee, possesses all the characteristics included in the definition of an “audit committee financial expert” within the meaning of Item 16A.

Mr. Ricardo Aguirre Borboa represents the controlling shareholders and has no voting rights in the audit committee.

D.	Employees

The Company has employees in Mexico and the United States.

In 2015, around 50.0% of our employees in Mexico were members of labor unions in our operations. As of March 2016 and the date of this Annual Report, labor relations with our employees in Mexico are governed by 52 separate collective labor agreements, each relating to a different group of employees and negotiated on behalf of each such group by a different labor union.

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

In our U.S. operations none of our employees are members of labor unions. As of the date of this Annual Report, labor relations with our U.S. employees are not governed by any collective labor bargaining agreements

As is typical in the U.S., wages and other terms and conditions of employment are renegotiated periodically. We seek to attract dependable and responsible employees to train at each of our plants and facilities. We offer our employees attractive salary and benefit packages, including a health insurance and a retirement savings plan.

WORKFORCE

	2015	2014	2013	2012	2011
Total employees:	25,231	24,736	24,486	25,272	25,326
in Mexico	21,964	21,706	21,404	22,048	22,473
In the U.S.	3,267	3,030	3,082	3,224	2,853

E.	Share Ownership

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

During the extraordinary meeting held on April 26, 2006, Shareholders approved the Company’s plan to convert the Series L shares into Series B Shares, with full voting rights, as well as the dissolution of UBL and UBB Units into their components shares.

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

According to our Depositary Bank, as of March 31, 2016, we had 3,453,865 ADRs outstanding on the NYSE, which represent 6.9% over the total shares and 25.8% over the free float.

ADRs Outstanding

As of December 31:	2015	2014	2013
Total ADRs Outstanding	3,362,229	3,449,735	4,593,364
Percentage Over Total Shares	6.7%	6.9%	9.2%

We estimate that the difference between total shares outstanding at the NYSE and the total free float represents the shares trading at the Mexican Stock Exchange.

According to information providing by BNY Mellon, as of December 31, 2015 and March 31, 2016, from the 100.0% of the total Shares of the Company, there were approximately 122 and 120 shareholders in the NYSE, respectively.

According to the most recent information provided by broker dealers at the date of our 2015 Bachoco’s stockholders Annual meeting, we estimated that there are 1,241 Shareholders on the BMV.

The following table sets forth the Company’s main shareholders, which held 1.0% or more of the total shares of the Company, as of December 31, 2015.

	Shares(1)	Position	Country
Control Trust	312,000,000	52.00%	Mexico
Underwriting Trust	127,500,000	21.25%	Mexico

(1)	All shares B Class with full voting rights.

As of March 31, 2016 there have been no significant changes in the composition of the Company’s main shareholders.

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

In addition, during 2015, we granted a short-term loan that bears interest to a related party, Taxis Aereos del Noroeste, S.A. de C.V., for $189.1 million. This loan is recorded in our balance sheet as a current assets under the “Due for related parties” line item. This non-recurring loan was made on terms and conditions substantially similar as those prevailing at the time for comparable transactions with unrelated third parties.

Aside from the loan described in the paragraph immediately above, neither we nor our subsidiaries have loaned any money to any of our directors or officers, controlling shareholders or entities controlled by these parties.

REVENUES FROM RELATED PARTY TRANSACTIONS

	As of December 31,
In millions of Pesos	2015	2014	2013
	$	$	$
Feed and packaging materials	32.8	32.2	42.7
Vehicles and related equipment	0.4	1.3	0.0
Air Transportation Services	0.1	0.0	0.0

EXPENSES INCURRED IN RELATED PARTY TRANSACTIONS

	As of December 31,
In millions of Pesos	2015	2014	2013
	$	$	$
Feed and packaging materials	702.2	535.4	523.2
Vehicles and related equipment	232.5	160.8	157.5
Air Transportation Services	7.9	2.0	7.4

BALANCES WITH RELATED PARTIES

Balance of Revenues with Related Parties

	As of December 31,
In millions of Pesos	2015	2014	2013
	$	$	$
Feed and packaging materials	5.4	0.1	3.7
Vehicles and related equipment	0.0	1.8	0.0
Air Transportation Services(1)	189.1	0.0	0.0

(1)	As of December 31, 2015, the balance due from Air Transportation Services is comprised of the short-term loan in an amount of $189.1 million we granted to Taxis Aereos del Noroeste, S.A. de C.V., as further described above.

Balance of Accounts Payable with Related Parties

	As of December 31,
In millions of Pesos	2015	2014	2013
	$	$	$
Feed and packaging materials	146.1	106.7	40.2
Vehicles and related equipment	19.2	19.9	13.9
Air Transportation Services	0.3	0.5	0.0

As of December 31, 2015 and 2014, the balances due to related parties are the balances owed denominated in pesos, which do not accrue interest, payable in cash in the short-term, for which there are no guarantees.

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

The Auditors

On September 3, 2013, we announced that the Company’s Board of Directors, as per the Audit Committee’s recommendation, approved the selection of Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu Limited (“Deloitte”) as the Company’s independent registered public accounting firm, effective as of September 30, 2013. Deloitte was ratified as the Company’s external auditor for the 2014 and 2015 fiscal years and remains our external auditor as of the date of this Annual Report.

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

DIVIDENDS

	As of December 31,
	2015	2014	2013
Total dividends declared (in million pesos)	900.0	0.0	950.4
Dividend declared per share (in pesos)	1.500	0.000	1.584
Dividends declared per ADR (in pesos)	18.000	0.000	19.000

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

The Company and each of its subsidiaries file separate income tax returns. Through December 31, 2013, BSACV, the Company’s main subsidiary, was subject to the simplified regime. This simplified regime is applicable to agriculture, cattle-raising and fishing, among others, and permitted a reduced tax rate. See Note 20a in our Audited Consolidated Financial Statements.

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

	Mexican Stock Exchange					The New York Stock Exchange
	Ticker Symbol: Bachoco In nominal pesos per Share					Ticker Symbol: IBA In U.S. Dollar per ADR
Year	High	Low	Average	Close	Volume	High	Low	Average	Close	Volume
2015	89.73	59.23	71.74	70.05	100,682,602	63.49	45.64	54.09	49.23	4,257,623
2014	68.50	44.71	56.62	61.94	91,033,100	61.24	40.37	50.84	49.88	4,937,600
2013	45.25	28.80	38.27	44.16	99,113,100	43.08	27.02	35.92	40.27	4,332,600
2012	30.13	20.59	24.62	30.13	44,787,100	27.97	18.86	22.41	27.92	4,525,400
2011	27.86	20.30	24.71	22.3	31,333,000	28.75	17.40	24.04	19.07	3,338,300

Quarter	High	Low	Average	Close	Volume	High	Low	Average	Close	Volume
4Q-2015	85.80	65.95	74.50	70.05	31,816,471	61.13	45.64	53.39	49.23	1,598,402
3Q-2015	89.73	69.23	78.98	85.79	25,104,071	63.49	50.51	57.54	61.10	1,118,211
2Q-2015	73.70	64.38	70.01	70.50	21,136,177	58.14	50.87	54.79	54.11	794,201
1Q-2015	67.40	59.23	62.91	63.36	22,625,883	53.78	47.97	50.44	49.85	746,809
4Q-2014	68.50	60.59	65.01	61.94	21,459,900	61.15	49.75	56.18	49.88	1,288,900
3Q-2014	66.91	57.84	61.97	66.91	25,221,200	61.24	53.00	56.61	59.74	1,250,100
2Q-2014	57.99	47.43	51.64	57.99	19,502,700	53.77	42.60	47.44	53.77	1,336,700
1Q-2014	49.85	45.49	47.42	47.79	24,447,800	46.00	40.64	42.76	43.67	1,034,300

Month	High	Low	Average	Close	Volume	High	Low	Average	Close	Volume
Mar-16	77.40	73.05	74.94	73.91	7,407,913	53.52	49.11	51.00	51.28	309,703
Feb-16	74.00	65.45	70.89	72.98	7,185,805	49.11	43.15	46.12	48.28	355,347
Jan-16	70.40	62.51	67.45	65.45	9,777,602	48.67	41.17	44.82	43.32	474,206
Dec-15	71.03	65.95	69.04	70.05	8,183,685	50.99	45.64	48.54	49.23	624,963
Nov-15	78.97	69.37	72.69	69.37	9,375,235	57.22	49.87	52.48	50.18	517,771
Oct-15	85.80	75.18	81.68	75.18	14,257,551	61.13	54.72	59.11	54.72	455,668

Source: Yahoo

Market Maker

Currently the Company does not have any market maker program.

B.	Plan of Distribution

Not applicable.

C.	Markets

On September 19, 1997, Bachoco commenced trading on the BMV and on the NYSE.

As of March 31, 2016, there were 3,453,865 ADRs outstanding at the NYSE. They represented 6.9% of the total shares of the Company or 25.8% of the free float.

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

Registration and Transfer

Shares are evidenced by certificates in registered form, which may have dividend coupons attached. We maintain a registry and, in accordance with Mexican law, we recognize as stockholders only those holders listed in the stock registry. Stockholders may hold their Shares in the form of physical certificates (which, together with notations made in our stock registry, evidence ownership of the Shares) or through book entries with institutions that have accounts with S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”).

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

Dividends and Distributions

At the annual ordinary general stockholders’ meeting, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the board, to the holders of Shares for their consideration. The holders of Shares, once they have approved the financial statements, determine the allocation of our net profits, if any, for the preceding year. As of December 31, 2015, our legal reserve fund was equal to at least 20% of our paid-in capital stock. Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the stockholders determine, including a reserve for the repurchase of our Shares. The remaining balance of net profits, if any, is available for distribution as dividends. No dividends may be paid, however, unless losses for prior fiscal years have been paid or absorbed.

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

No resolution by the stockholders is required for decreases in capital stock resulting from exercise of our right to withdraw variable Shares or from our repurchase of our own Shares or for increases in capital stock resulting from our sale of Shares we previously purchased. See “Other Provisions— Repurchase of our own Shares” and “Other Provisions—Appraisal Rights.”

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

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Shares or ADRs that, for U.S. federal income tax purposes, is:

-	an individual who is a citizen or resident of the United States;

-	a corporation organized in or under the laws of the United States, any state thereof, or the District of Columbia;

-	an estate, the income of which is subject to U.S. federal income tax without regard to its source; or

-	a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership holds Shares or ADRs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership considering the purchase of Shares or ADRs should consult its own independent tax advisor regarding the U.S. federal income tax consequences of investing in Shares or ADRs through a partnership.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. See “U.S. Federal Income Taxation—Passive Foreign Investment Company Rules” below. This discussion is based on the federal income tax laws and regulations of the United States (including the U.S. Internal Revenue Code of 1986, as amended or the “Code”) and Mexico, judicial decisions, published rulings and administrative pronouncements, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and different interpretations. Further, this discussion does not address U.S. federal estate and gift tax, U.S. Medicare tax on net investment income or the alternative minimum tax consequences of holding Shares or ADRs or the indirect consequences to holders or equity interests in partnerships (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that own Shares or ADRs. In addition, this discussion does not address the non-U.S., non-Mexican, state or local tax consequences of holding Shares or ADRs. Prospective purchasers of Shares or ADRs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of Shares or ADRs, including, in particular, the effect of any non-U.S., non-Mexican, state or local tax laws.

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

Cash dividends paid to corporate U.S. Holders will not be eligible for the dividends-received deduction allowed to corporations under the Code. Subject to certain exceptions for short term and hedged positions, and provided that we are not a PFIC (as discussed below), dividends received by certain non-corporate U.S. Holders (including individuals) with respect to the Shares or ADRs will be subject to U.S. federal income taxation at preferential rates if such dividends represent “qualified dividend income.” Dividends paid on the Shares or ADRs will be treated as qualified dividend income if (i) we are eligible for the benefits of the Tax Treaty or the Shares or ADRs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. We expect to be eligible for the benefits of the Tax Treaty. In addition, under current guidance issued by the Internal Revenue Service (“IRS”), the ADRs should qualify as readily tradable on an established securities market in the United States so long as they are listed on the New York Stock Exchange, but no assurances can be given that the ADRs will be or remain readily tradable under future guidance.

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

Taxation of Capital Gains

Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Shares or ADRs generally will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. Holder’s adjusted tax basis in the Shares or ADRs and the amount realized on the disposition. A U.S. Holder generally will have an adjusted tax basis in its Shares or ADRs equal to its U.S. dollar cost for such Shares or ADRs. Gain or loss recognized by a U.S. Holder on the sale or other disposition of Shares or ADRs generally will be long-term gain or loss if, at the time of disposition, the U.S. Holder has held the Shares or ADRs for more than one year.

Certain non-corporate U.S. Holders, including individuals, are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deduction of a capital loss is subject to limitations under the Code.

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

In addition, U.S. Holders should be aware of annual reporting requirements with respect to the holding of foreign financial assets, including stock of foreign issuers that are not held in an account maintained by certain types of financial institutions, if the aggregate value of all of such assets exceeds $50,000, subject to certain exceptions. U.S. Holders should consult their own tax advisors regarding the application of the information reporting rules to our common Shares and the application of these reporting requirements to their particular situation.

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

The documents concerning us which are referred to in this document are available in our company headquarters, located at Avenida Tecnologico No. 401, Ciudad Industrial, Celaya, Guanajuato, zip code 38010, Mexico, for any inspection required. Part of this information is available on our website, at www.bachoco.com.mx/inversionistas.

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

Risk Management means the “Set of objectives, policies, procedures and actions implemented to identify measure, monitor, limit, control, report and disclose the various types of risks to which the entity is exposed.”

Currency Fluctuation

Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to cost and expenses which are denominated in U.S. dollars. See Risk Factors under Item 3.

In 2015, 2014 and 2013 we recognized foreign exchange gains of $95.4, $19.9 and $28.1 million, respectively. These gains are mainly attributed to positive results in our investments of cash.

As of December 31, 2015, a hypothetical increase of 10% in the exchange rate, would have resulted in a decrease in the foreign currency position of $225.6 million, which represents a loss from foreign currency exchange rates. On the other hand, a decrease of 10% in the exchange rate would have resulted in an increase in our foreign currency position of $225.6 million, which represents a gain from foreign currency exchange rates.

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

As of December 31, 2015, we had borrowings of approximately $4,127.0 million pursuant to variable rate debt instruments, representing approximately 10.2% of our total assets.

Based on our debt position on December 31, 2015, we estimate that a hypothetical increase in the interest rate of 50 basis points would increase our interest expense by $17.4 million, negatively impacting our net income by the same. Whereas, we estimate that a hypothetical decrease in the interest rate of 50 basis points, would decrease our interest expense by $17.4 million, positively impacting our net income by the same.

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

Based on our results for 2015, we estimate that a hypothetical increase in the price of corn bushel and short-ton of soybean meal of 15% would decrease the loss in our overall derivative position instruments to $44.6 million, negatively affecting our results. Whereas, we estimate that a hypothetical decrease in the price of corn bushel and short-ton soybean meal of 15%, would increase the loss in our overall derivative position instruments to $56.8 million, positively affecting our results.

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

Fees and charges that a Holder of our ADRs may have to pay, either directly or indirectly

Our Depositary may charge each person to whom ADRs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADRs or deposited securities, and each person surrendering ADRs for withdrawal of deposited securities in any manner permitted by the deposit agreement or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADRs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, the case may be. The Depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADRs (or portion of 100 ADRs)	● Issuance of ADRs, including issuances resulting from a distribution of shares or rights or other property
● Cancellation of ADRs for the purpose of withdrawal, including if the deposit agreement terminates
$.02 (or less) per ADR	● Any cash distribution to ADR registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADRs	● Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR registered holders
Registration or transfer fees	● Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	● Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
● Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	● As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

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

Pursuant to our letter agreement with our Depositary, in 2014 we did not receive any such payment because we renegotiated our contract with BNY Mellon in August 2014 and were not be able to request this benefit until one year from the contract renewal date. In 2015, we received a payment of US $67,765.28 (less fees), as payment for expenses we incurred related to the maintenance of our ADR program, including investor relations expenses and exchange application and listing fees.

Part II

Item 13.	Default, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, as of December 31, 2015, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance, that information required to be disclosed in the reports we file and submit under the Securities Exchange Act are recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the design and effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its original 1992 Internal Control—Integrated Framework.

Based on this assessment, management concluded that, as of December 31, 2015, the Company’s internal control over financial reporting is effective based on those criteria. It is important to highlight that as of December 31, 2014, we did find material weaknesses (described below), which we had remediated as of December 31, 2015.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely manner.

The following material weaknesses were identified in our internal controls over financial reporting as of December 31, 2014:

(i)	deficiencies in our risk assessment activities, which may have an effect on our response to address risks associated with our Consolidated Financial Statements, primarily:
a)	we have not implemented a plan for remediating certain of the significant deficiencies identified in the past, including the lack of a financial expert on our Audit Committee and
b)	we have identified deficiencies in our control procedures relating to risk prevention in our information technology systems; such as an incomplete segregation of duties; and
(ii)	deficiencies associated with physical control over our fixed assets.

Remediation Plan

We implemented a number of steps to remediate the material weaknesses we identified as of December 31, 2014 and improve our internal control over financial reporting. As a result of this plan, we:

•	analyzed each of the deficiencies in our risk assessment process and presented an integrated remediation plan to our audit committee in the first half of 2015;
•	conducted a search for a new board member and as a result of such search recruited Mr. Guillermo Ochoa Maciel to our board of directors and audit committee where he has been named the audit committee financial expert;
•	established a formal control process for our information technology system by installing governance risk control software; and
•	improve the procedures and criteria we use to control the existence of fixed assets, including, among others, the timing and the type of assets included in each physical count cycle and where the count is done and enhanced our documentation of such procedures.

As a result of this plan, we remedied the material weaknesses we identified as of December 31, 2014 and no new material weaknesses were identified as of December 31, 2015.

The Company decided to prioritize the remediation of the identified material weaknesses to eliminate these weaknesses and to strengthen its internal control procedures. For this reason, the Company continued using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its original 1992 Internal Control—Integrated Framework. In 2016, the Company will adopt the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control—Integrated Framework by implementing a plan. This plan will be presented to the Company’s audit committee during the second quarter of 2016 for its approval.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 has been audited by Deloitte, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

We implemented the processes and procedures mentioned above in connection with our efforts to remediate the material weaknesses reported in our 2014 annual report on Form 20-F.

There have otherwise been no changes in our internal control over financial reporting in the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Industrias Bachoco, S.A.B. de C.V.

We have audited the internal control over financial reporting of Industrias Bachoco, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated April 29, 2016 expressed an unqualified opinion on those financial statements.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu Limited

By: /s/ C.P.C. Francisco Javier Robles Mújica
Querétaro, Qro., Mexico

April 29, 2016

Item 16.	[Reserved]

ITEM 16.A.	Audit Committee Financial Expert

During our ordinary stockholders’ meeting that took place on November 3, 2015, Guillermo Ochoa Maciel was elected as President of the Audit and Corporate Practices Committee. Mr. Ochoa Maciel possesses all the characteristics included in the definition of an “audit committee financial expert” within the meaning of this Item 16A.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed by Deloitte our independent registered public accounting firms, and paid by us. All amounts are in nominal thousands of pesos, no taxes are included.

AUDIT FEES OF DELOITTE

	As of December 31,
In thousands of pesos,	2015	2014
Total Fees:	$10,334	$9,135
Audit fees	8,904	6,743
Audit related fees	1,430	2,392
Other	-	-

Deloitte’s audit related fees in the table above are fees related to the review of the Annual Reports to be released to the Mexican and New York stock exchanges, as well as fees billed by Deloitte related to out of packet expenses they incurred in connection with the performance of their audit, such as lodging and traveling.

Total 2015 audit fees agreed to be paid to Deloitte is $7.0 million.

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

According to the New York Stock Exchange’s Listing Standards for Audit Committees of a Foreign Private Issuer, Ricardo Aguirre, a member of our audit committee, currently does not meet the independence standards set forth in Rule 10A-3b(1)(ii)(B) of the Exchange Act. Therefore, with respect to Mr. Aguirre, we rely on the exemption provided in Rule 10A-3(b)(1)(iv)(D) of the Exchange Act because Mr. Aguirre (i) represents the Company’s controlling shareholders, (ii) only has observer status on, and is not a voting member or the chair of, the Company’s audit committee and (iii) is not an executive officer of the Company. Our reliance on such exemption does not materially adversely affect the ability of our audit committee to act independently and to satisfy the other requirements of Rule 10A-3(b).

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

The table set below sets forth the information regarding the purchase plan approved by the Board of Directors in the three recent fiscal years.

REPURCHASE PLAN APPROVED

Year	Announced date	Expiration date	Amount	Estimate number of shares that may be purchase under the plan
2015	April 22, 2015	April 26, 2016	$778,320,000	12,000,000	(1)
2014	April 23, 2014	April 22, 2015	$576,600,000	12,000,000
2013	April 24, 2013	April 23, 2014	$391,560,000	12,000,000

(1) The amount includes current shares in the repurchase plan.

The table below sets forth information about the repurchase of our shares on the BMV:

REPURCHASE OF SHARES IN 2015

Monthly operation of the repurchase plan in 2015	Total number of shares purchased	Average price paid per share (in pesos)	Total number of shares purchase as part of the publicly announced plan	Estimate maximum number of shares that may yet be purchased under the plan
Opening balance	0	$0.00	0	12,000,000
January	667,013	59.84	667,013	11,332,987
February	0	0.00	0	11,332,987
March	0	0.00	0	11,332,987
April	0	0.00	0	11,332,987
May	0	0.00	0	11,332,987
June	0	0.00	0	11,332,987
July	0	0.00	0	11,332,987
August	0	0.00	0	11,332,987
September	0	0.00	0	11,332,987
October	0	0.00	0	11,332,987
November	0	0.00	0	11,332,987
December	10,000	69.89	10,000	11,322,987
Total 2015	677,013	59.98	667,013	11,322,987

REPURCHASED OF SHARES IN 2016

Monthly operation of the repurchase plan in 2015	Total number of shares purchased	Average price paid per share (in pesos)	Total number of shares purchased as part of the publicly announced plan	Estimate maximum number of shares that may yet be purchased under the plan
Opening balance	10,000	$69.89	10,000	11,322,987
January 2016	50,000	68.00	50,000	11,272,987
February 2016	10,157	70.60	10,157	11,262,830
March 2016	0	0.00	0	11,262,830
Total as of March 31, 2016:	70,157	69.50	70,157	11,262,830

REPURCHASE PLAN BALANCE

Number of Shares
Total shares in the repurchase plan as of December 31, 2014	0
(+) Total shares purchased in 2015	677,01
(-) Total shares sold in 2015	667,013
Total shares in the repurchase plan as of December 31, 2015	10,000
(+) Total shares purchased as of March 31, 2016	60,157
(-) Total shares sold as of March 31, 2016	8,000
Total shares in the repurchase plan as of March 31, 2016	62,157

ITEM 16.F.	Changes in Registrant’s Certifying Accountant

Not applicable.

ITEM 16.G.	Corporate Governance

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

NYSE Corporate Governance Rules for Domestic Issuers	Our Corporate Governance Practices
Director Independence. Majority of board of directors must be independent.” Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement.	Pursuant to the Mexican Securities Market Law and our bylaws, our stockholders are required to appoint a board of directors of between five and 20 members, 25% of whom must be independent. Our board of directors is not required to make a determination as to the independence of our directors.

A director is not independent if such director is:	Under Article 14 Bis of the Mexican Securities Market Law, a director is not independent if such director is:

(i) a person who the board determines has a material direct or indirect relationship with the company, its parent or a consolidated subsidiary;	(i) an employee or officer of the company (one-year cooling off period);

(ii) an employee, or an immediate family member of an executive officer, of the company, its parent or a consolidated subsidiary, other than employment as interim chairman or CEO;	(ii) a stockholder that, without being an employee or officer of the company, has influence or authority over the company’s officers;

NYSE Corporate Governance Rules for Domestic Issuers	Our Corporate Governance Practices
(iii) a person who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the company, its parent or a consolidated subsidiary, other than director and committee fees or deferred compensation for prior services only (and other than compensation for service as interim chairman or CEO or received by an immediate family member for service as a non-executive employee);	(iii) a consultant, or partner or employee of a consultant, to the company or its affiliates, where the income from the company represents 10% or more of the overall income of such consultant;

(iv) a person who is affiliated with or employed, or whose immediate family member is affiliated with or employed in a professional capacity, by a present or former internal or external auditor of the company, its parent or a consolidated subsidiary;	(iv) an important client, supplier, debtor or creditor (or a partner, director or employee thereof). A client and supplier is considered important where its sales to or purchases from the company represent more than 10% of the client’s or supplier’s total sales or purchases. A debtor or creditor is considered important whenever its sales to or purchases from to the company represent more than 15% of the debtor’s or creditor’s total sales or purchases;

(v) an executive officer, or an immediate family member of an executive officer, of another company whose compensation committee’s membership includes an executive officer of the listed company, its parent or a consolidated subsidiary; or	(v) an employee of a non-profit entity that receives contributions from the company that represent more than 15% of the total contributions received;

(vi) an executive officer or employee of a company, or an immediate family member of an executive officer of a company, that makes payments to, or receives payments from, the listed company, its parent or a consolidated subsidiary for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues (charities are not included, but any such payments must be disclosed in the company’s proxy (or, if no proxy is prepared, its Form 10-K / Annual Report)).	(vi) a CEO or other high ranking officer of another company in which the issuer’s CEO or other high ranking officer is a member of the board of directors; or

NYSE Corporate Governance Rules for Domestic Issuers	Our Corporate Governance Practices
(vii) ”Immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law and anyone (other than domestic employees) who shares the person’s home. Individuals who are no longer immediate family members due to legal separation, divorce or death (or incapacity) are excluded. §303A.02(b)	(vii) a “family member” related to any of the persons mentioned above in (i) through (vi). ”Family member” includes a person’s spouse, concubine or other relative of up to three degrees of consanguinity and affinity, in the case of (i) and (ii) above, and a spouse, concubine or other relative of up to one degree of consanguinity or affinity in the case of (iii) through (vi) above.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or applicable Mexican law.

Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	The members of our audit committee are independent as independence is defined by Rule 10A-3.

Our audit committee complies with the requirements of the Mexican Securities Market Law and has the following attributes:

● We have a three-member audit committee, which is composed of one proprietary director and two proprietary independent directors.

● The president of the audit committee and one additional member are independent. Under the Mexican Securities Market Law, the president and the majority of the members of the audit committee must be independent.

● Our audit committee operates pursuant to a written charter adopted by our board of directors. See Item 6 for a detailed description of the duties of our audit committee.

● Pursuant to our bylaws and Mexican law, our audit committee submits an annual report regarding its activities to our board of directors.

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

Date: April 29, 2016

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

Content

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Industrias Bachoco, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of Industrias Bachoco, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2015, 2014 and 2013, and the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Industrias Bachoco, S.A.B. de C.V. and subsidiaries as of December 31, 2015, 2014 and 2013 and the results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

By: /s/ C.P.C. Francisco Javier Robles Mújica

Querétaro, Qro., Mexico

April 29, 2016

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2015, 2014 and 2013

(Thousands of pesos)

Assets	Note	2015	2014	2013

Current assets:
Cash and cash equivalents	7	$14,046,262	11,036,062	6,716,894
Investment in securities at fair value through profit or loss	8	1,242,614	925,584	1,004,106
Derivative financial instruments	8	1,244	6,669	11,735
Accounts receivable, net	9	2,533,427	2,974,578	2,318,093
Due from related parties	19	194,522	1,929	3,678
Inventories	10	3,404,269	2,968,061	2,738,222
Current biological assets	11	1,651,794	1,501,428	1,420,174
Prepaid expenses and other current assets	12	1,587,808	1,379,077	1,135,539
Assets held for sale	13	60,048	58,583	49,053
Total currents assets		24,721,988	20,851,971	15,397,494

Non-current assets:
Property, plant and equipment, net	14	13,188,131	12,054,754	11,652,449
Non-current biological assets	11	1,434,131	1,109,233	1,109,936
Deferred income tax	20	54,127	49,378	34,940
Goodwill	15	454,295	349,764	344,259
Other non-current assets	16	593,906	428,028	350,599
Total non-currents assets		15,724,590	13,991,157	13,492,183

Total assets		$40,446,578	34,843,128	28,889,677

Liabilities and equity	Note	2015	2014	2013

Current liabilities:
Short term debt	17	$1,622,850	664,250	541,200
Current portion of long-term debt	17	9,033	133,732	16,392
Trade payable and other accounts payable	18	4,597,103	3,970,515	3,375,601
Income tax payable	20	248,205	759,982	456,657
Due to related parties	19	165,628	127,033	54,095
Total current liabilities		6,642,819	5,655,512	4,443,945

Long term liabilities:
Long term debt, excluding current installments	17	2,495,127	1,652,470	1,510,210
Deferred income tax	20	3,369,036	3,082,197	2,736,131
Employee benefits	21	160,218	90,899	48,245
Total long term liabilities		6,024,381	4,825,566	4,294,586

Total liabilities		12,667,200	10,481,078	8,738,531

Equity:
Capital stock	24	1,174,432	1,174,432	1,174,432
Share premium		414,017	399,641	399,641
Reserve for repurchase of shares		777,622	101,105	99,601
Retained earnings		24,749,616	22,513,154	18,586,228
Foreign currency translation reserve		710,439	208,107	(87,090)
Actuarial remeasurements, net	21	(97,196)	(79,035)	(60,967)
Equity attributable to controlling interest		27,728,930	24,317,404	20,111,845

Non-controlling interest		50,448	44,646	39,301
Total equity		27,779,378	24,362,050	20,151,146

Commitments	26
Contingencies	27

Total liabilities and equity		$40,446,578	34,843,128	28,889,677

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Profit and Loss and Other Comprehensive Income

Years ended December 31, 2015, 2014 and 2013

(Thousands of pesos, except share and per share amount)

	Note	2015	2014	2013

Net revenues		$46,229,049	41,779,087	39,710,726
Cost of sales	22	(36,847,508)	(32,494,974)	(33,176,599)

Gross profit		9,381,541	9,284,113	6,534,127

General, selling and administrative expenses	22	(4,323,374)	(3,781,326)	(3,291,006)
Other (expenses) income, net	29	(4,640)	(160,919)	30,704

Operating income		5,053,527	5,341,868	3,273,825

Finance income	28	593,845	367,227	344,785
Finance costs	28	(147,292)	(120,319)	(226,366)
Net finance income		446,553	246,908	118,419

Profit before income taxes		5,500,080	5,588,776	3,392,244

Income taxes	20	1,680,560	1,656,110	1,350,439

Profit for the year		$3,819,520	3,932,666	2,041,805

Other comprehensive income (loss) items:
Items that may be reclassified subsequently to profit or loss:
Currency translation effect		502,332	295,197	32,672
Items that will not be reclassified subsequently to profit or loss:
Actuarial remeasurements	21	(25,944)	(25,812)	(61,057)
Income taxes related to actuarial remeasurements		7,783	7,744	18,317
Other comprehensive (loss) income		484,171	277,129	(10,068)

Comprehensive income for the year		$4,303,691	4,209,795	2,031,737

Profit attributable to:
Controlling interest		$3,812,840	3,926,926	2,038,422
Non-controlling interest		6,680	5,740	3,383

Profit for the year		$3,819,520	3,932,666	2,041,805

Comprehensive income attributable to:
Controlling interest		$4,297,011	4,204,055	2,028,354
Non-controlling interest		6,680	5,740	3,383

Comprehensive income for the year		$4,303,691	4,209,795	2,031,737

Weighted average outstanding shares		599,631,383	599,955,240	599,992,952

Basic and diluted earnings per share	25	$6.36	6.55	3.40

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2015, 2014 and 2013

(Thousands of pesos)

		Attributable to controlling interest
		Capital stock		Retained earnings		Other comprehensive items
				Reserve for		Foreign	Actuarial
		Capital	Share	repurchase of	Retained	currency	remeasurements		Non-controlling	Total
	Note	stock	premium	shares	earnings	translation reserve	net	Total	interest	equity

Balance at January 1, 2013		$1,174,432	399,641	99,474	17,405,360	(26,916)	-	19,051,991	36,698	19,088,689

Dividends paid	24	-	-	-	(950,400)	-	-	(950,400)	-	(950,400)
Dividends paid to non-controlling interest		-	-	-	-	-	-	-	(780)	(780)
Repurchase and sale of shares, net	24	-	-	127	-	-	-	127	-	127
IAS 19 R adoption effect	21	-	-	-	-	-	(18,227)	(18,227)	-	(18,227)

Comprehensive income for the year:
Profit for the year		-	-	-	2,038,422	-	-	2,038,422	3,383	2,041,805
Other comprehensive income		-	-	-	92,846	(60,174)	(42,740)	(10,068)	-	(10,068)

Total comprehensive income for the year		-	-	-	2,131,268	(60,174)	(42,740)	2,028,354	3,383	2,031,737

Balance at December 31, 2013		1,174,432	399,641	99,601	18,586,228	(87,090)	(60,967)	20,111,845	39,301	20,151,146

Dividends paid to non-controlling interest		-	-	-	-	-	-	-	(845)	(845)
Repurchase and sale of shares, net	24	-	-	1,504	-	-	-	1,504	-	1,504
Disposal of non-controlling interest from disolution		-	-	-	-	-	-	-	450	450

Comprehensive income for the year:
Profit for the year		-	-	-	3,926,926	-	-	3,926,926	5,740	3,932,666
Other comprehensive income		-	-	-	-	295,197	(18,068)	277,129	-	277,129

Total comprehensive income for the year		-	-	-	3,926,926	295,197	(18,068)	4,204,055	5,740	4,209,795

Balance at December 31, 2014		1,174,432	399,641	101,105	22,513,154	208,107	(79,035)	24,317,404	44,646	24,362,050

Dividends paid	24	-	-	-	(899,162)	-	-	(899,162)	-	(899,162)
Dividends paid to non-controlling interest		-	-	-	-	-	-	-	(878)	(878)
Reserve for repurchase of shares		-	-	677,216	(677,216)	-	-	-	-	-
Repurchase and sale of shares	24	-	14,376	(699)	-	-	-	13,677	-	13,677

Comprehensive income for the year:
Profit for the year		-	-	-	3,812,840	-	-	3,812,840	6,680	3,819,520
Other comprehensive income		-	-	-	-	502,332	(18,161)	484,171	-	484,171

Total comprehensive income for the year		-	-	-	3,812,840	502,332	(18,161)	4,297,011	6,680	4,303,691

Balance at December 31, 2015		$1,174,432	414,017	777,622	24,749,616	710,439	(97,196)	27,728,930	50,448	27,779,378

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2015, 2014 and 2013

(Thousands of pesos)

	Note	2015	2014	2013

Cash flows from operating activities:
Profit for the year		$3,819,520	3,932,666	2,041,805
Adjustments for:
Deferred income tax recognized in profit or loss	20	192,070	280,070	123,022
Current income tax recognized in profit or loss	20	1,488,490	1,376,040	1,227,417
Depreciation	14	769,270	805,650	816,673
Goodwill impairment loss	15	38,619	-	-
Loss on disposal of plant and equipment		90,279	152,830	14,958
Interest income	28	(489,934)	(347,364)	(314,245)
Interest expense	28	147,292	118,090	226,366
Unrealized foreign currency exchange		-	-	17,950
Foreign exchange loss on loans		33,300	82,148	11,865

Subtotal		6,088,906	6,400,130	4,165,811

Derivative financial instruments		5,425	5,066	(8,797)
Accounts receivable, net		521,603	(663,813)	(8,091)
Due from related parties		(3,518)	(1,929)	-
Inventories		(448,404)	(246,515)	1,871,404
Current and non-current biological assets		(256,969)	(83,023)	151,010
Prepaid expenses and other current assets		(401,711)	(76,149)	(287,478)
Assets held for sale		(1,465)	(9,530)	2,454
Trade payable and other accounts payable		629,631	602,297	(70,540)
Due to related parties		38,595	72,938	(33,944)
Income taxes paid		(2,087,286)	(1,056,082)	(843,906)
Employee benefits		43,375	42,654	(84,110)

Net cash provided by operating activities		4,128,182	4,986,044	4,853,813

Cash flows from investing activities:
Payments for acquisition of property, plant and equipment		(1,909,771)	(1,288,520)	(575,411)
Proceeds from sale of plant and equipment		71,427	62,342	57,795
Restricted cash		(25,771)	(8,008)	-
Investment in securities		(317,030)	78,522	(42,138)
Other assets		(55,698)	(42,087)	(48,210)
Interest collected		489,934	347,364	314,245
Bussiness acquisition including option agreement		(190,595)	(139,655)	(135,450)
Loans granted to related parties		(189,075)	-	-

Net cash used in investing activities		(2,126,579)	(990,042)	(429,168)

Cash flows from financing activities:
Payment for repurchase of shares		(40,612)	(7,019)	(3,071)
Proceeds from issuance of repurchased shares		54,289	8,523	3,198
Dividends paid		(899,162)	-	(950,400)
Dividends paid to non-controlling interest		(878)	(845)	(780)
Disposal of non-controlling interest from disolution		-	450	-
Proceeds from borrowings		3,903,200	1,454,050	1,507,700
Principal payment on loans		(2,231,596)	(1,098,575)	(2,181,166)
Interest paid		(147,292)	(118,090)	(226,366)

Net cash provided by (used in) financing activities		637,949	238,494	(1,850,885)

Net increase in cash and cash equivalents		2,639,552	4,234,496	2,573,760

Cash and cash equivalents at January 1		11,028,054	6,716,894	4,179,541

Effect of exchange rate fluctuations on cash and cash equivalents		352,885	76,664	(36,407)

Cash and cash equivalents at December 31		$14,020,491	11,028,054	6,716,894

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015, 2014 and 2013

(Thousands of Mexican pesos, except amounts per share)

(1)	Reporting entity

Industrias Bachoco, S.A.B. de C.V. and subsidiaries (hereinafter, “Bachoco” or the “Company”) is a publicly traded company and was incorporated on April 17, 1980, as a legal entity. The Company’s registered address is Avenida Tecnológico 401, Ciudad Industrial, Celaya, Guanajuato, Mexico.

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

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB).

On April 8, 2016, the accompanying consolidated financial statements and related notes were authorized for issuance by the Company’s Chief Financial Officer, Mr. Daniel Salazar Ferrer, for review and approval by the Audit Committee, Board of Directors and stockholders. In accordance with Mexican General Corporate Law and the Company’s bylaws, the stockholders are empowered to modify the consolidated financial statements after their issuance should they deem it necessary.

b)	Basis of measurement

The accompanying consolidated financial statements were prepared on the historical cost basis (historical cost is generally based on the fair value of the consideration given in exchange for goods and services) except for the following items in the consolidated statement of financial position, which are measured at fair value:

•	Derivative financial instruments for trading and hedging, and investment in securities at fair value through profit or loss

•	Biological assets

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

These consolidated financial statements are presented in thousands of Mexican pesos (pesos or $), the official currency of Mexico, which is the currency in which the Company’s accounting records are maintained and functional currency, except for the foreign subsidiaries for which the U.S. dollar is the currency in which accounting records and maintained and functional currency.

For disclosure purposes, in the notes to the consolidated financial statements, “thousands of pesos” or “$” means thousands of Mexican pesos, and “thousands of dollars” means thousands of U.S. dollars.

When deemed relevant, certain amounts are included between parentheses as a translation into thousands of dollars, into thousands of Mexican pesos, or both, as applicable. These translations are performed for the convenience of the reader at the closing exchange rate issued by Bank of Mexico, which is $17.21, $14.75 and $13.09 pesos to one U.S. dollar as of December 31, 2015, 2014 and 2013 respectively.

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

Non-current biological assets are valued at production cost less accumulated depreciation or accumulated impairment losses, as there is no observable or reliable market for such assets. Additionally, the Company believes that there is no reliable method for measuring the fair value of non-current biological assets. Current biological assets are valued at fair value when there is an observable market, less estimated selling expenses.

ii.	Business combinations or acquisition of assets

Management uses its professional judgment to determine whether the acquisition of a group of assets constitutes a business combination. This determination may have a significant impact in how the acquired assets and assumed liabilities are accounted for, both on initial recognition and subsequent thereto.

iii.	Aggregation of operating segments

The Company’s chicken and egg operating segments are aggregated to present one reportable segment (Poultry) as they have similar products and services, production processes, classes of customers, methods used for distribution, the nature of the regulatory environment in which they operate, and similar economic characteristics as evidenced by similar five-year trends in gross profit margins. These factors are evaluated at least annually.

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

The Company uses assumptions to determine the best estimate for its employee retirement benefits. Assumptions and estimates are established in conjunction with independent actuaries. These assumptions include demographic hypotheses, discount rates and expected increases in remunerations and future employee service periods, among others. Although the assumptions are deemed appropriate, a change in such assumptions could affect the value of the employee benefit liability and the results of the period in which it occurs.

vi.	Contingencies

A contingent liability is defined as:

•	A possible obligation that arises from past events and whose existence can only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company, or

•	a present obligation that arises from past events but is not recognized because:
a.	it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or
b.	the amount of the obligation cannot be measured with sufficient reliability.

The assessment of such contingencies requires the exercise of significant judgments and estimates on the possible outcome of those future events. The Company assesses the probability of loss arising from lawsuits and other contingencies with the assistance of its legal advisors. These estimates are reconsidered periodically at each reporting period.

e)	Issue of new IFRS

i. New and amended IFRS that affect reported balances and/or disclosures in financial statements

All new and amended IFRS issued by the IASB mandatorily effective on January 1, 2015 were early adopted by the Company in 2014.

ii. New IFRS in issue but not yet effective

The Company has not applied the following new and revised IFRS that have been issued, but that are not yet effective for periods beginning on January 1, 2015.

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments issued in July 2014, is the replacement of IAS 39 Financial Instruments: Recognition and Measurement. This standard includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. Another revised version of IFRS 9 was issued in July 2015 mainly to introducing a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments. This version supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018, with early adoption being permitted. IFRS 9 (2014) does not replace the requirements for portfolio fair value hedge accounting for interest rate risk since this face of the project was separated from the IFRS 9 project.

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

All recognized financial assets that are within the scope of IAS 39 are required to be subsequently measured at amortized cost or fair value.

With regard to the measurement of financial liabilities designated as of fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss.

In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

The new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available in IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an ‘economic relationship’. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management activities have also been introduced.

The Company is in the process of assessing the potential impacts from the adoption of this standard in its financial statements.

IFRS 15, Revenue from Contracts with Customers

IFRS 15 Revenue from contracts with customers, was issued in May 2014 and applies to annual reporting periods beginning on or after January 1, 2018, earlier application is permitted. Revenue is recognized as control is passed, either over time or at a point in time. The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. In applying the revenue model to contracts within its scope, an entity will: 1) Identify the contract(s) with a customer; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to the performance obligations in the contract; 5) Recognize revenue when (or as) the entity satisfies a performance obligation. Also, an entity needs to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company is in the process of assessing the potential impacts from the adoption of this standard in its consolidated financial statements.

IFRS 16, Leases

IFRS 16 Leases was issued in January 2016 and supersedes IAS 17 Leases and related interpretations. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for periods beginning on or after 1 January 2019, with earlier adoption permitted if IFRS 15 has also been applied.

Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly and the liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17 would typically have had straight-line expenses) as an assumed linear depreciation of the right-of-use asset and the decreasing interest on the liability will lead to an overall decrease of expense over the reporting period.

The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if that can be readily determined. If that rate cannot be readily determined, the lessee shall use their incremental borrowing rate.

However, a lessee may elect to account for lease payments as an expense on a straight-line basis over the lease term for leases with a lease term of 12 months or less and containing no purchase options (this election is made by class of underlying asset); and leases where the underlying asset has a low value when new, such as personal computers or small items of office furniture (this election can be made on a lease-by-lease basis).

IFRS 16 establishes different transitional provisions, including retrospective application or the modified retrospective application where the comparative period is not restated.

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

Profits and losses of subsidiaries acquired or sold during the year are included in the consolidated statements of profit and loss and other comprehensive income from the acquisition date to the disposal date.

Where necessary, subsidiaries’ financial statements are adjusted to align their accounting policies with the Company’s consolidated accounting policies.

ii.	Transactions eliminated in consolidation

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

In a business combination, the Company evaluates the assets acquired and the liabilities assumed for proper classification and designation according to the contractual terms, economic circumstances and relevant conditions at the acquisition date.

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

Transactions in foreign currencies are translated to the respective functional currencies of the Company at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain and loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for interest and principal payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period.

Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

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

Foreign exchange gains and losses arising from amounts receivable or payable to a foreign operation, whose settlement is neither planned nor likely in the foreseeable future, are considered part of a net investment in a foreign operation and are recognized under the “other comprehensive income” account, and presented within stockholders’ equity in the foreign currency translation reserve. For the years ended December 31, 2015, 2014 and 2013 the Company did not enter into such transactions.

c)	Financial instruments

i.	Non-derivative financial assets

Non-derivative financial assets of the Company include cash and cash equivalents, investment in securities (financial assets designated at fair value through profit or loss and financial assets held to maturity), trade receivable and other receivables.

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

Held-to-maturity financial assets

Held-to-maturity financial assets are debt instruments that the Company has the intention and ability to hold to maturity. Held-to-maturity financial assets are originally recognized at fair value plus any directly attributable transaction costs. Subsequently to initial recognition, held-to-maturity financial assets are measured at their amortized cost by using the effective interest method, less any impairment losses. Any sale or reclassification of a more than insignificant amount of held-to-maturity financial assets would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Company from classifying investment securities as held-to-maturity for the current and the following two years.

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

The Company has the following non-derivative financial instrument liabilities: short-term and long-term debt, and trade and other payables and accounts payable to related parties.

The aforementioned financial liabilities are originally recognized at fair value, plus costs directly attributable to the transaction. Subsequently, these financial liabilities are measured at amortized cost during their contractual term.

iii.	Derivative financial instruments

Derivative financial instruments entered into for fair value hedging or for trading purposes are initially recognized at fair value; any attributable transaction costs are recognized in profit and loss as incurred. Government grants are recognized initially as a liability, and subsequently recognized to profit and loss as the related obligation is settled. Subsequent to the initial recognition, such derivative financial instruments are measured at fair value, and changes in such value are immediately recognized in profit and loss unless the derivative is designated and is effective as a hedging instrument, in which case, its recognition in profit and loss will depend on the nature of the hedging.

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

The Company enters into derivative financial instruments, which are designated as fair value hedges for its exposure to commodity price risks (commodities) resulting from its operating activities. Derivative financial instruments that do not meet the requirements for hedge accounting treatment are accounted for as trading derivative financial instruments.

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

If the hedging instrument no longer meets the criteria for the hedging accounting treatment, expires or is sold, terminated or exercised, or the designation is revoked, then hedging accounting treatment is discontinued prospectively. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

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

Property, plant and equipment, are recorded at acquisition cost less accumulated depreciation, except for land, and any accumulated impairment losses. Land is measured at the acquisition costs less any accumulated impairment losses.

Acquisition cost includes the purchase price, as well as any cost directly attributable to the acquisition of the asset, including all costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

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

Below are the estimated useful lives for 2015, 2014 and 2013:

Average useful Life
Buildings	46
Machinery and Equipment	19
Vehicles	11
Computers	8
Furniture	11

The Company has estimated the following residual values as of December 31, 2015, 2014 and 2013:

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

Operating leases entered into by the Company are not recognized in the Company’s statement of financial position. Operating lease rentals paid by the Company are recognized in profit and loss using the straight-line method over the lease term, even though payments may not be made on the same basis.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets. However, when there is no reasonable certainty that ownership will be obtained at the end of the lease term, assets are depreciated over the shorter of the lease term or their useful lives. As of December 31, 2015, 2014 and 2013, the Company has not entered into any significant finance lease agreements.

h)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on average cost, and includes expenditures incurred for acquiring inventories, production or transformation costs, and other costs incurred for bringing them to their present location and condition.

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

j)	Held-for-sale assets

Available for sale assets mainly consist of foreclosed assets. Foreclosed assets are initially recorded at the lower of fair value less costs to sell or the net carrying amount of the related account receivable.

Immediately before being classified as held-for-sale, assets are valued according to the Company’s accounting policies in accordance to the applicable IFRS. Subsequently, held-for-sale assets are recorded at the lower of the carrying amount and fair value less costs to sell. Impairment losses on initial classification of held-for-sale assets and subsequent remeasurement gains and losses are recognized in profit and loss. Recognized gains shall not exceed cumulative impairment losses previously recognized.

k)	Other assets

Other long-term assets primarily include advances for the purchase of property, plant and equipment, investments in insurance policies and security deposits.

The Company owns life insurance policies of some of the former stockholders of Bachoco USA, LLC (foreign subsidiary). The Company records these policies at net cash surrender value which approximates its fair value (see note 16).

l)	Employee benefits

The Company grants to its employees in Mexico and abroad, different types of benefits as described below and detailed in note 21.

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

Remeasurement adjustments, comprising actuarial gains and losses, the effect of changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), are reflected immediately with a charge or credit recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in equity and is not reclassified to profit or loss.

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

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities and the amounts used for tax purposes. Deferred income tax is not recognized for:

•	the initial recognition of assets or liabilities in a transaction that is not a business combination and did not affect either accounting or taxable profit or loss;

•	differences related to investments in subsidiaries to the extent that it is probable that the Company is able to control the reversal date, and the reversion is not expected to take place in the near future.

•	taxable temporary differences arising from the initial recognition of goodwill.

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

The Company presents information on basic and diluted earnings per share (EPS) related to its ordinary shares. Basic EPS is computed by dividing the profit and loss attributable to the holders of the Company’s common shares by the weighted average number of outstanding ordinary shares during the period, adjusted for treasury shares held. Diluted EPS is determined by adjusting the profit and loss attributable to the holders of the ordinary shares and the outstanding weighted average number of ordinary shares, adjusted for treasury shares held, for the potential dilutive effects of all ordinary shares, including convertible instruments and options on shares granted to employees. At December 31, 2015, 2014 and 2013, the Company has no potentially dilutive shares, for which reason basic and diluted EPS is the same.

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

(4)	Business and asset acquisitions

Acquisition of assets from breeding farms from Morris Hatchery, Inc. 2013y 2015

On July 9, 2013 and July 10, 2015, the Company reached agreements to acquire assets from the breeding farms of Morris Hatchery Inc., located in the states of Arkansas and Georgia in the United States of America. These acquisitions mainly consist of poultry equipment and biological assets comprised principally of breeding birds that produce hatching eggs. The acquisitions benefit the Company given that it did not previously have the capacity of breeding birds that produce hatching eggs, which are used internally. The Company concluded that the transactions represented the acquisition of businesses in accordance with IFRS 3.

Below is a summary of the fair value of the net assets acquired as of the acquisition date in conformity with IFRS 3, as well as the purchase price paid. The amounts are final; accordingly, the Company did not utilize the use of the provisional measurement period permitted by IFRS 3.

Acquired assets and identifiable assumed liabilities

	Acquisition value
	2013	2015
Current and non-current biological assets	$77,237	235,486
Inventories	3,257	300
Property, plant and equipment	11,982	11,581
Other assets	194	-
Acquired assets, net	92,670	247,367
Cash consideration paid	135,450	371,300
Goodwill	$(42,780)	(123,933)

The acquisition costs paid by the Company were not material, given that it utilized mostly its own resources in the acquisition. Given that the acquisition was for the benefit of the Company’s own internal operations, it is impracticable to determine the amount of revenues or income attributable to the acquired business. Management believes that pro forma revenues and profit for the year, giving effect to the acquisition as of the beginning of the period, do not differ materially from historical revenues and profit for the year reported in the statements of profit or loss and comprehensive income.

(5)	Subsidiaries of the Company

A list of subsidiaries and the Company´s shareholding percentage in such subsidiaries as of December 31, 2015, 2014 and 2013 are presented below:

Name	Shareholding percentage in subsidiaries
		December 31,
	Country	2015	2014	2013
Bachoco, S.A. de C.V.	México	99.99	99.99	99.99
Bachoco USA, LLC. & Subsidiary	U.S.	100.00	100.00	100.00
Campi Alimentos, S.A. de C.V.	México	99.99	99.99	99.99
Induba Pavos, S.A. de C.V.	México	99.99	99.99	99.99
Bachoco Comercial, S.A. de C.V.	México	99.99	99.99	99.99
PEC LAB, S.A. de C.V.	México	64.00	64.00	64.00
Aviser, S.A. de C.V.	México	99.99	99.99	99.99
Operadora de Servicios de Personal, S.A. de C.V.	México	99.99	99.99	99.99
Secba, S.A. de C.V.	México	99.99	99.99	99.99
Servicios de Personal Administrativo, S.A. de C.V.	México	99.99	99.99	99.99
Sepetec, S. A. de C.V.	México	99.99	99.99	99.99

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

a)	Operating segment information

	Year ended December 31, 2015
	Poultry	Other	Total
Net revenues	$41,789,451	4,439,598	46,229,049
Cost of sales	32,906,801	3,940,707	36,847,508
Gross profit	8,882,649	498,892	9,381,541
Income before taxes	5,196,883	303,197	5,500,080
Income taxes	1,590,892	89,668	1,680,560
Net income attributable to controlling interest	3,599,728	213,112	3,812,840
Property, plant and equipment, net	11,805,132	1,382,999	13,188,131
Goodwill	366,280	88,015	454,295
Total assets	36,085,954	4,360,624	40,446,578
Total liabilities	11,325,636	1,341,564	12,667,200
Purchases of property, plant and equipment	1,646,968	177,541	1,824,509
Depreciation and amortization	694,502	74,768	769,270

	Poultry revenues	Other revenues
Total revenue	$41,796,064	4,484,348
Intersegments	(6,613)	(44,750)
Net revenues	$41,789,451	4,439,598

	Year ended December 31, 2014
	Poultry	Other	Total
Net revenues	$37,994,654	3,784,433	41,779,087
Cost of sales	29,329,056	3,165,918	32,494,974
Gross profit	8,665,598	618,515	9,284,113
Income before taxes	5,214,590	374,186	5,588,776
Income taxes	1,546,518	109,592	1,656,110
Net income attributable to controlling interest	3,662,769	264,157	3,926,926
Property, plant and equipment, net	11,017,198	1,037,556	12,054,754
Goodwill	261,749	88,015	349,764
Total assets	31,786,586	3,056,542	34,843,128
Total liabilities	9,578,370	902,708	10,481,078
Purchases of property, plant and equipment	1,128,331	112,785	1,241,116
Depreciation and amortization	738,663	66,987	805,650

As of December 31, 2014	Poultry revenues	Other revenues
Total revenue	$37,995,157	4,433,379
Intersegments	(503)	(648,946)
Net revenues	$37,994,654	3,784,433

	Year ended December 31, 2013
	Poultry	Other	Total
Net revenues	$35,943,862	3,766,864	39,710,726
Cost of sales	29,847,653	3,328,946	33,176,599
Gross profit	6,096,209	437,918	6,534,127
Income before taxes	3,164,288	227,956	3,392,244
Income taxes	1,252,784	97,655	1,350,439
Net income attributable to controlling interest	1,890,572	147,850	2,038,422
Property, plant and equipment, net	10,425,139	1,227,310	11,652,449
Goodwill	256,244	88,015	344,259
Total assets	26,129,798	2,759,879	28,889,677
Total liabilities	7,943,868	794,663	8,738,531
Purchases of property, plant and equipment	531,465	56,128	587,593
Depreciation and amortization	731,797	84,876	816,673

As of December 31, 2013	Poultry revenues	Other revenues
Total revenue	$35,943,862	4,012,486
Intersegments	-	(245,622)
Net revenues	$35,943,862	3,766,864

b)	Geographical information

When submitting information by geographic area, revenue is classified based on the geographic location where the Company’s customers are located. Segment assets are classified in accordance with their geographic location. Geographical information for the “Others” segment is not included below because the operations are carried out entirely within Mexico.

	Year ended December 31, 2015
	Domestic poultry	Foreign poultry	Operations between geographical segments	Total
Net revenues	$30,686,151	11,159,936	(56,637)	41,789,451
Non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and investments in insurance policies
Non-current biological assets	795,157	638,974	-	1,434,131
Property, plant and equipment, net	9,682,701	2,122,431	-	11,805,132
Goodwill	212,833	153,447	-	366,280

	Year ended December 31, 2014
	Domestic poultry	Foreign poultry	Operations between geographical segments	Total
Net revenues	$29,556,202	8,955,964	(517,512)	37,994,654
Non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and investments in insurance policies
Non-current biological assets	791,256	317,977	-	1,109,233
Property, plant and equipment, net	9,386,883	1,630,315	-	11,017,198
Goodwill	212,833	48,916	-	261,749

	Year ended December 31, 2013
	Domestic poultry	Foreign poultry	Operations between geographical segments	Total
Net revenues	$27,426,465	8,943,090	(425,693)	35,943,862
Non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and investments in insurance policies
Non-current biological assets	840,622	269,314	-	1,109,936
Property, plant and equipment, net	8,936,020	1,489,119	-	10,425,139
Goodwill	212,833	43,411	-	256,244

c)	Major Customers

In Mexico, the Company’s products are traded among a large number of customers, without significant concentration with any specific customer. Therefore, in 2015, 2014 and 2013, no customer represented over 10% of the Company’s total revenues.

In the United States of America, the Company has transactions with Ozark Mountain Poultry, Inc. representing 19%, 24% and 14% of total sales outside of Mexico during the years ended December 31, 2015, 2014 and 2013, respectively.

(7)	Cash and cash equivalents

The consolidated balances of cash and cash equivalents as of December 31, 2015, 2014 and 2013 are as follows:

	December 31,
	2015	2014	2013
Cash and banks	$4,774,420	3,282,730	594,183
Investments with maturities less than three months	9,246,071	7,745,324	6,121,330
Cash and cash equivalents	14,020,491	11,028,054	6,715,513

Restricted cash	25,771	8,008	1,381
Total cash and cash equivalents and restricted cash	$14,046,262	11,036,062	6,716,894

Restricted cash corresponds to the minimum margin required by the intermediary related to the Company’s derivative financial instruments on commodities, in order to meet future commitments that may stem from adverse market movements affecting prices on the open positions as of December 31, 2015, 2014 and 2013.

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

At December 31, 2015, 2014 and 2013, the Company has not identified embedded derivatives.

The Company’s derivative financial instruments as of December 31, 2015, 2014 and 2013, do not meet the requirements to be treated as hedges for accounting purposes.

Management by type or risk

a)	Categories of financial assets and liabilities

The Company’s financial assets and liabilities are shown below:

	December 31,
	2015	2014	2013
Financial assets
Cash and cash equivalents	$14,046,262	11,036,062	6,716,894
Investments in securities at fair value through profit and loss	1, 242,614	910,519	972,641
Investments held to maturity	52,572	56,252	67,219
Accounts receivable	1,862,250	1,952,039	1,652,484
Due from related parties	194,522	1,929	3,678
Long-term receivables	128,169	104,495	87,927
Derivative financial instruments	1,244	6,669	11,735

Financial liabilities
Financial debt	$(4,127,010)	(2,450,452)	(2,067,802)
Trade payables, sundry creditors and expenses payable	(4,088,989)	(3,530,546)	(3,068,249)
Due to related parties	(165,628)	(127,033)	(54,095)

b)	Credit risk

Credit risk is defined as the potential loss of a portfolio of an amount owed to the Company due to lack of payment from a debtor, or for breach by a counterparty with which derivative financial instruments and investment in securities transactions are conducted.

The risk management process contemplates the use of derivative financial instruments, which are exposed to a market risk, but are also to counterparty risk.

Measurement and monitoring of counterparty risk

In terms of valuation and monitoring of over the counter (OTC) derivative financial instruments and investments in securities, the Company currently measures its counterparty risk by identifying the Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA).

For investments in securities denominated in Mexican pesos, the financial instruments valuation models used by price vendors incorporate market movements and credit quality of issuers, thereby implicitly including the counterparty risk of the transaction in the fair value determination; therefore, the position in investment in securities includes the counterparty risk and no additional adjustment is carried out. The price of the instruments obtained from the price vendor is the mid-point between the bid price and the ask price (the “mid-price”). As of December 31, 2015, 2014 and 2013, the balance of held to maturity investments is $52,572, $56,252 and $67,219, respectively.

Investments in securities denominated in a foreign currency, not listed in Mexico, are recorded at prices contained in the broker's statements of account. The Company validates these market prices using Bloomberg, which incorporate market movements and the credit quality of issuers; thereby implicitly including the counterparty risk of the transaction and no related adjustment is carried out. The prices obtained from Bloomberg are mid prices.

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

The allowance for doubtful accounts includes trade accounts receivable that are impaired, which amount to $103,057, $110,462 and $86,564 as of December 31, 2015, 2014 and 2013, respectively. The reconciliation of movements of the allowance for doubtful accounts, and the analysis of past-due accounts receivable but not impaired, are presented in note 9.

The Company receives credit enhancements on credit lines granted to its clients, which consist of real and personal property, such as land, buildings, houses, vehicles, letters of credit, cash deposits and others. As of December 31, 2015, 2014 and 2013, the fair value of such credit enhancements, determined by an appraisal at the time the credit lines were granted, is $563,012, $589,430 and $497,490 respectively.

The fair value of trade accounts receivable is similar to the carrying amount, as the terms granted under credit lines are of a short term nature and do not include significant finance components.

Investments

The Company limits its exposure to credit risk investing solely with counterparties that have been rated on a well-recognized credit rating scale or are deemed to be investment grade. Management constantly monitors credit ratings, and as it invests solely in securities with high credit ratings, it is not expected that any counterparty will fail to fulfill its obligations.

Financial guarantees granted

It is the Company’s policy to grant financial guarantees solely to 100% owned subsidiary companies.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure, which as of the reporting date is as follows:

	December 31,
	2015	2014	2013
Cash and cash equivalents	$14,046,262	11,036,062	6,716,894
Investments designated at fair value through profit and loss	1,242,614	910,519	972,641
Investments held to maturity	52,572	56,252	67,219
Accounts receivable net of guarantees received	1,621,929	1,469,033	1,246,599
Derivative financial instruments	1,244	6,669	11,735
	$16,964,621	13,478,535	9,015,088

c)	Liquidity risk

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

Maturity table

	December 31, 2015
	Less than 1 year	1 to 3 years	3 to 5 years
Trade payables, sundry creditors and expenses payable	$4,088,989	-	-
Variable-rate maturities
In U.S. dollars	1,462,850	-	-
In pesos	169,033	2,495,127	-
Interest	113,840	98,840	-
Total financial liabilities	$5,834,712	2,593,967	-

	December 31, 2014
	Less than 1 year	1 to 3 years	3 to 5 years
Trade payables, sundry creditors and expenses payable	$3,530,546	-	-
Variable-rate maturities
In U.S. dollars	221,250	-	-
In pesos	576,732	152,470	1,500,000
Interest	73,377	153,300	78,353
Total financial liabilities	$4,401,905	305,770	1,578,353

	December 31, 2013
	Less than 1 year	1 to 3 years	3 to 5 years
Trade payables, sundry creditors and expenses payable	$3,068,250	-	-
Variable-rate maturities
In U.S. dollars	392,700	-	-
In Mexican pesos	164,892	10,210	1,500,000
Interest	89,554	179,108	48,704
Total financial liabilities	$3,715,396	189,318	1,548,704

At least on a monthly basis, management evaluates and advises the Board of Directors on its liquidity. As of December 31, 2015, the Company has evaluated that it has sufficient resources to meet its obligations in the short and long term; therefore, it does not consider having liquidity gaps in the future and it will not be necessary to sell assets to pay its debts at unusual discounts or at out-of-market prices.

d)	Market risk

Market risk is defined as the potential loss arising from the portfolio of derivative financial instruments and investment in securities for changes in risk factors that affect the valuation of short or long positions. In this sense, the uncertainty of future losses resulting from changes in market conditions (interest rates, foreign currency, prices of commodities, among others), which directly affects movements in the price of both assets and liabilities, is detected.

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

For contracts entered into through the commercialization support scheme with Agriculture Trust Funds (FIRA for its Spanish acronym), there are no purchase periods established as this program is focused on selling excess crops that weren’t sold through the contract agriculture program. Normally these purchases are made at the end of each harvest cycle.

As of December 31, 2015, 2014 and 2013, the Company has economic hedging positions comprised of corn long “puts” with ASERCA, maturing in March, July, September and December 2016 and 2015. The gain on valuation of these instruments is $5,601, $5,518 and $120,560, in 2015, 2014 and 2013, respectively, recorded within cost of sales.

The Company maintains a contractual agreement with ASERCA in which the Company will pay 80% (2014 and 2013 was 55%) of the option premium and ASERCA will pay the remaining 20% (2014 and 2013 was 45%). In case the option is In the Money (Strike>Forward), the Company will recover the 80% portion paid (2014 and 2013 recovery rate was 55%) and an additional 10% (2014 and 2013 portion paid was 22.5%) which is equivalent to 50% of the portion paid by ASERCA. Due to its nature and in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, the portion paid by ASERCA must be recognized as an income over the term of the instrument in order to match it against the costs it is intended to offset, on a systematic basis. The effect of such benefit as of December 31, 2015, 2014 and 2013 is $57,051 (3,315 thousand dollars), $280,058 (18,987 thousand dollars) and $193,981 (14,819 thousand dollars), respectively.

As of December 31, 2015 and 2013, the Company has no outstanding long puts, which are used from time to time by the Company as economic hedges in connection with future purchases of sorghum with FIRA. As of December 31, 2014, the Company has economic hedging positions in the form of outstanding sorghum long puts entered into with FIRA with maturities in March 2015. Such instruments gave rise to a gain on valuation of $2,028, which was recorded to cost of sales for the year ended December 31, 2014.

Due to the above, the Company has a contractual agreement with FIRA in which it will absorb 50% of the premium payment option and FIRA the remaining 50%. Because of its nature and as established by IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, the portion paid by FIRA should be recognized as income over the periods the related costs are incurred, on a systematic basis. The effect of such benefit for the years ended December 31, 2015, 2014 and 2013 was $0, $5,281 (358 thousand dollars) and $0, respectively.

With respect to the risk in commodities that are not designated in a formal hedging relationship and to which the Company is exposed, sensitivity tests on corn and sorghum futures agreements are entered into, considering different (bullish and bearish) scenarios. These results can be seen in paragraph g) of this note.

ii.	Chicken price risk

The Company is exposed to financial risks mainly related to changes in the price of chicken. The Company presently does not anticipate that the price of chicken decreased to a level that represents a risk to the Company in the future; therefore, as of December 31, 2015, 2014 and 2013 it has not entered into any derivative financial instrument or other agreement for managing the risk related to a decrease in chicken price.

The Company reviews chicken prices frequently in order to evaluate the need of having a financial instrument to manage the risk.

iii.	Exchange risk

The Company is exposed to the effects of exchange rate volatility, mainly on in relation to Mexican pesos/dollars exchange rates, on the Company's assets and liabilities, including: investments in securities, derivative financial instruments hedging commodities, which are denominated in a currency other than the Company's functional currency. In this regard, the Company has implemented a sensitivity analysis to measure the effects that currency risk may have over the assets and liabilities described.

The Company protects itself from exchange rate risk through economic hedging with derivative financial instruments, which cover a percentage of its estimated exposure to exchange rate volatility in relation to projected sale and purchases transactions. All instruments entered into as economic hedges of foreign exchange risk have maturities of less than one year from the contract date.

As of December 31, 2015 the Company entered into derivative financial instrument positions as economic hedges to cover exchange rate risks. As of December 31, 2014 and 2013, the Company did not have any such positions.

iv.	Foreign currency position

The Company has financial instrument assets and liabilities denominated in foreign currency on which there is an exposure to currency risk.

Below is the foreign currency position that the Company has as of December 31, 2015, 2014 and 2013.

	December 31,
	2015		2014		2013
	Dollars	Mexican Pesos	Dollars	Mexican Pesos	Dollars	Mexican Pesos
Assets
Cash and cash equivalents	$66,929	1,151,844	1,866	27,526	39,843	521,546
Investment in securities at fair value through profit and loss	28,549	491,325	24,849	366,527	29,284	383,333
Accounts receivable	245	4,210	810	11,948	727	9,518
Total assets	95,722	1,647,379	27,525	406,001	69,855	914,397

Liabilities
Trade accounts payable	(141,819)	(2,440,708)	(126,655)	(1,868,163)	(106,626)	(1,395,730)
Financial debt	(85,000)	(1,462,850)	(15,000)	(221,250)	(30,000)	(392,700)
Total Liabilities	(226,819)	(3,903,558)	(141,655)	(2,089,413)	(136,626)	(1,788,430)
Net liability position	$(131,097)	(2,256,179)	(114,130)	(1,683,412)	(66,771)	(874,033)

The Company carries out a sensitivity analysis related to the effect that the movement in the exchange rates may have on its financial information. These results are shown in paragraph g) of this note. These analyses represent the scenarios that management considers reasonably possible of occurring.

The following is a detail of exchange rates effective during the fiscal year:

				Spot exchange rate at
	Average exchange rate			December 31,
	2015	2014	2013	2015	2014	2013
Dollars	$15.87	13.30	12.76	17.21	14.75	13.09

The exchange rate at the date of issuance of the consolidated financial statements is $17.90.

v.	Interest rate risk

The Company is exposed to fluctuations in rates for certain financial instruments, such as investments, bank loans and debt securities. This risk is managed through derivative financial instruments such as interest rate swaps or others, taking into account market conditions and the criterion of its Risk Committee and Board of Directors.

Interest rate fluctuations impacted mainly bank loans by changing either their fair value (fixed rate debt) or the future cash flows (variable rate debt). Management does not have a formal policy to determine how much of the Company's exposure should be at fixed or variable rate. However, at the time of obtaining new loans, management uses its judgment considering technical analyses and the market’s forecasts to decide whether fixed or variable rate instruments would be more favorable during the periods of such instruments.

To monitor this risk, the Company performs sensitivity tests at least monthly to measure the effect of the change in interest rates in the instruments described in the preceding paragraph, which are summarized in subsection g) of this note.

e)	Financial instruments at fair value

The amounts of accounts payable, accounts receivable and short-term debt approximate their fair value because of their nature and short-term maturities.

The table below summarizes the presents the fair value of the financial instruments that are recognized at amortized cost, together with the carrying amount included in the consolidated statement of financial position:

Liabilities recorded at amortized cost	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	2015		2014		2013
Financial debt	$4,127,010	4,141,473	2,450,452	2,501,299	2,067,802	2,086,843

f)	Fair value hierarchy

The fair value of the assets (mainly equity, debt and corporate bonds) have standard terms and conditions and are traded in active liquid markets, which are determined by reference to quoted market prices.

The following table summarizes financial instruments carried at fair value:

	Level 1	Level 2	Level 3	Total
As of December 31, 2015
Investments in securities at fair value though profit and loss	$1,242,614	-	-	1,242,614
Interest rate derivative financial instruments	-	195	-	195
Derivative financial instruments	-	1,244	-	1,244
	$1,242,614	1,439	-	1,244,053

	Level 1	Level 2	Level 3	Total
As of December 31, 2014
Investments in securities at fair value though profit and loss	$910,519	-	-	910,519
Derivative financial instruments	-	6,669	-	6,669
	$910,519	6,669	-	917,188

	Level 1	Level 2	Level 3	Total
As of December 31, 2013
Investments in securities at fair value though profit and loss	$972,641	-	-	972,641
Derivative financial instruments on commodities	-	11,735	-	11,735
	$972,641	11,735	-	984,376

Information regarding the hierarchy of fair value measurements related to financial liabilities that are not carried at fair value, but for which disclosures are required, is summarized below:

	Level 1	Level 2	Level 3	Total
As of December 31, 2015
Financial debt - bank institutions	$-	(2,626,327)		(2,626,327)
Financial debt – debt securities	(1,515,146)	-	-	(1,515,146)
	$(1,515,146)	(2,626,327)	-	(4,141,473)

	Level 1		Level 2	Level 3	Total
As of December 31, 2014
Financial debt - bank institutions	$		(987,094)	-	(987,094)
Financial debt – debt securities		(1,514,205)	-	-	(1,514,205)
		$(1,514,205)	(987,094)	-	(2,501,299)

	Level 1	Level 2	Level 3	Total
As of December 31, 2013
Financial debt - bank institutions	$-	(567,778)	-	(567,778)
Financial debt – debt securities	(1,519,065)	-	-	(1,519,065)
	$(1,519,065)	(567,778)	-	(2,086,843)

g)	Quantitative sensitivity measurements

Following are sensitivity analyses for the most significant risks to which the Company is exposed as of December 31, 2015, 2014 and 2013. These analyses represent the scenarios that management believes are reasonably possible of occuring in future periods and were performed in accordance with the policies of Risk Committee.

i.	Derivative Financial Instruments related to exchange rate and commodities risks

As of December 31, 2015, the Company has taken positions on derivative financial instruments to hedge exchange rate risks and commodities.

A 15% increase in the Mexican peso with respect to the U.S. dollar as of the end of 2015 would have had a net effect of $0 on the fair value of the Company’s exchange rate derivative financial instruments position. On the other hand, a decrease of 15% in the aforementioned rate would have resulted in an additional valuation loss during the period of $10,575. As of December 31, 2014 and 2013, the Company did not have any such positions

The following table shows the Company’s sensitivity of an increase and decrease of 15% for 2015 and 7.5% for 2014 and 2013 in the “bushell” price of corn and short ton price of soybeans.

	Effect of Increase			Effect of Decrease
	2015	2014	2013	2015	2014	2013
Loss (profit) for the year	$(44,589)	(4,966)	1,630	$56,753	12,377	(666)

ii.	Interest rate risk

As described in Note 17, the Company has financial debt denominated in pesos and dollars, which bear interest at variable rates based on TIIE and LIBOR, respectively.

The following table shows the Company’s sensitivity of an increase and decrease of 50 basis points for 2015 and 2014 and 25 basis points for 2013, in the variable rates to which the Company is exposed.

	Effect of Increase			Effect of Decrease
	2015	2014	2013	2015	2014	2013
Loss (profit) for the year	$17,375	12,111	4,896	$(17,375)	(12,111)	(4,896)

iii.	Exchange risk

As of December 31, 2015, the Company's net monetary liability position in foreign currency was $2,256,179.

The following table shows the Company’s sensitivity of an increase and decrease of 10% for 2015 and $0.50 for 2014 and 2013, in exchange rate, which would have an effect in the result from foreign currency position.

	Effect of Increase			Effect of Decrease
	2015	2014	2013	2015	2014	2013
Loss (profit) for the year	$225,618	57,065	33,386	$(225,618)	(57,065)	(33,386)

(9)	Accounts receivable, net

As of December 31, 2015, 2014 and 2013, accounts receivable are as follows:

	December 31,
	2015	2014	2013
Trade receivables	$1,867,104	1,688,308	1,700,905
Allowance for doubtful accounts	(81,641)	(76,793)	(69,245)
Other receivables	76,787	340,524	20,824
Government grant	40	-	-
Income tax receivable	143,517	56,512	73,146
Recoverable value-added tax and other recoverable taxes	527,620	966,027	592,463
	$2,533,427	2,974,578	2,318,093

Past-due but not impaired portfolio

Below is a classification of trade accounts receivable according to their aging as of the reporting date, excluding receivables that are in a legal process, which has not been subject to impairment:

	December 31,
	2015	2014	2013
Past due 0 to 60 days	129,315	185,291	120,258
Past due by more than 60 days	3,443	9,438	27,467
	$132,758	194,729	147,725

The Company believes that non-impaired amounts that are past-due by more than 60 days can still be collected, based on the historical behavior of payments and analysis of credit ratings of customers.

Reconciliation of movements in allowance for doubtful accounts

	2015	2014	2013
Balance as of January 1	$(76,793)	(69,245)	(46,681)
Increase in allowance	(17,179)	(16,164)	(29,801)
Applications	12,454	9,529	7,416
Currency translation effect	(123)	(913)	(179)
Balance as of December 31,	$(81,641)	(76,793)	(69,245)

As of December 31, 2015, 2014 and 2013 the Company has receivables in a legal process (receivables for which legal counsel is seeking recoverability) of $103,057, 110,462 and $86,564, respectively.

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

(10)	Inventories

As of December 31, 2015, 2014 and 2013, inventories are as follows:

	December 31,
	2015	2014	2013
Raw materials and by-products	$1,155,841	1,226,778	1,100,971
Medicine, materials and spare parts	772,226	656,618	633,829
Balanced feed	241,473	218,951	209,082
Processed chicken	1,112,068	777,734	689,102
Commercial eggs	38,683	35,957	43,213
Processed beef	38,533	23,008	23,013
Processed turkey	34,251	17,561	25,090
Other processed products	11,194	11,454	13,922
Total	$3,404,269	2,968,061	2,738,222

Inventory consumption for the years ended December 31, 2015, 2014 and 2013 was $28,877,468, $24,873,999 and $26,041,102 respectively.

(11)	Biological assets

For the years ended December 31, 2015, 2014 and 2013, biological assets are as follows:

	Current biological assets	Non-current biological assets	Total
Balance as at January 1, 2015	$1,501,428	1,109,233	2,610,661
Increase due to purchases	337,632	603,081	940,713
Sales	-	3,032	3,032
Net increase due to births	225,000	1,422,535	1,647,535
Production cost	26,283,885	1,120,359	27,404,244
Depreciation	-	(1,475,470)	(1,475,470)
Transfers to inventories	(26,746,796)	(1,422,535)	(28,169,331)
Other	50,645	73,896	124,541
Balance as at December 31, 2015	$1,651,794	1,434,131	3,085,925

	Current biological assets	Non-current biological assets	Total
Balance as at January 1, 2014	$1,420,174	1,109,936	2,530,110
Increase due to purchases	301,516	296,846	598,362
Sales	-	(222,283)	(222,283)
Net increase due to births	227,892	1,426,359	1,654,251
Production cost	24,324,638	1,088,254	25,412,892
Depreciation	-	(1,194,779)	(1,194,779)
Transfers to inventories	(24,789,388)	(1,426,359)	(26,215,747)
Other	16,596	31,259	47,855
Balance as at December 31, 2014	$1,501,428	1,109,233	2,610,661

	Current biological assets	Non-current biological assets	Total
Balance as at January 1, 2013	$1,496,964	1,106,120	2,603,084
Increase due to purchases	227,864	328,059	555,923
Sales	-	(178,543)	(178,543)
Net increase due to births	283,175	1,242,535	1,525,710
Production cost	24,683,964	1,073,261	25,757,225
Depreciation	-	(1,221,754)	(1,221,754)
Transfers to inventories	(25,270,795)	(1,242,535)	(26,513,330)
Other	(998)	2,793	1,795
Balance as at December 31, 2013	$1,420,174	1,109,936	2,530,110

The “Other” category includes the change in fair value of biological assets that resulted in an increase of $13,020 in 2015, and decreases of $23,096 and $7,857 in 2014 and 2013, respectively.

The Company is exposed to different risks relating to its biological assets:

•	Future excesses in the offer of poultry products and a decline in the demand growth of the chicken industry may negatively affect the Company’s results.

•	Increases in raw material prices and price volatility may negatively affect the Company’s margins and results.

•	In addition, in the case of the Company’s operations in the United States of America, the cost of corn and grain may be affected by an increase in the demand for ethanol, which may reduce the market’s available corn inventory.

•	Operations in Mexico and the United States of America are based on animal breeding and meat processing, which are subject to sanitary risks and natural disasters.

•	Hurricanes and other adverse climate conditions may result in additional inventory losses and damage to the Company’s facilities and equipment.

(12)	Prepaid expenses and other current assets

As of December 31, 2015, 2014 and 2013, prepaid expenses and other current assets are as follows:

	December 31,
	2015	2014	2013
Advances to suppliers of inventories	$1,224,454	866,119	801,390
Prepaid expenses of services	130,086	145,849	184,001
Option agreement on potential acquisition	-	154,875	-
Advances for purchase of property, plant and equipment to related parties	-	12,500	-
Prepaid expenses of insurance and bonds	82,238	64,979	58,764
Other current assets	151,030	134,755	91,383
Total	$1,587,808	1,379,077	1,135,539

Effective June 20, 2014, the Company executed an option agreement with Morris Hatchery, Inc. that gives the Company the right to purchase its hatching egg operations located in Gillsville, Georgia once the contractual obligations made by Morris Hatchery Inc. with its customers have concluded, which wasn’t completed by December 31, 2014. As consideration for this right, the Company made a nonrefundable payment of $154,875 (10,500 thousand dollars) which was credited against the total purchase price of $371,300 (23,500 thousand dollars) on the closing of the transaction on July 10, 2015.

(13)	Assets held for sale

As of December 31, 2015, 2014 and 2013, assets held for sale are as follows:

	December 31,
	2015	2014	2013
Buildings	$24,430	22,965	18,242
Land	32,779	32,779	28,168
Other	2,839	2,839	2,643
Total	$60,048	58,583	49,053

The Company recognized a loss from the sale of these assets in 2015 of $24, a gain of $5 during 2014 and a loss of $24 in 2013.

(14)	Property, plant and equipment

As of December 31, 2015, 2014 and 2013, property, plant and equipment are comprised as follows:

Cost	Balance as at January 1, 2015	Additions	Disposals	Currency translation effect	Balance as at December 31, 2015
Land	$1,094,182	57,901	(661)	9,387	1,160,809
Buildings and construction	9,669,990	204,254	(17,191)	160,127	10,017,180
Machinery and equipment	9,816,722	991,378	(262,222)	160,343	10,706,221
Transportation equipment	1,171,030	247,232	(135,257)	3,207	1,286,212
Computer equipment	67,780	22,081	(6,163)	2,144	85,842
Furniture	153,015	6,372	(5,351)	1,959	155,995
Leasehold improvements	21,442	-	(12,700)	-	8,742
Construction in progress	991,866	295,291	(18,612)	-	1,268,545
Total	$22,986,027	1,824,509	(458,157)	337,167	24,689,546

Accumulated depreciation	Balance as at January 1 2015	Depreciation for the year	Disposals	Currency translation effect	Balance as at December 31, 2015
Buildings and construction	$(4,754,662)	(179,402)	9,199	(17,979)	(4,942,844)
Machinery and equipment	(5,210,886)	(512,786)	150,685	(54,294)	(5,627,281)
Transportation equipment	(795,625)	(59,655)	107,333	(3,592)	(751,539)
Computer equipment	(56,462)	(7,946)	6,411	(2,201)	(60,198)
Furniture	(113,638)	(9,481)	4,210	(644)	(119,553)
Total	$(10,931,273)	(769,270)	277,838	(78,710)	(11,501,415)

Cost	Balance as at January 1, 2014	Additions	Disposals	Currency translation effect	Balance as at December 31, 2014
Land	$1,057,182	30,833	(29)	6,196	1,094,182
Buildings and construction	9,548,846	101,388	(87,755)	107,511	9,669,990
Machinery and equipment	9,524,495	298,248	(113,567)	107,546	9,816,722
Transportation equipment	1,204,326	114,453	(149,487)	1,738	1,171,030
Computer equipment	141,252	8,178	(82,768)	1,118	67,780
Furniture	149,741	8,512	(6,410)	1,172	153,015
Leasehold improvements	26,852	-	(5,410)	-	21,442
Construction in progress	356,447	679,504	(44,085)	-	991,866
Total	$22,009,141	1,241,116	(489,511)	225,281	22,986,027

Accumulated depreciation	Balance as at January 1 2014	Depreciation for the year	Disposals	Currency translation effect	Balance as at December 31, 2014
Buildings and construction	$(4,607,271)	(188,909)	52,135	(10,617)	(4,754,662)
Machinery and equipment	(4,724,963)	(513,983)	58,514	(30,454)	(5,210,886)
Transportation equipment	(789,154)	(87,375)	81,874	(970)	(795,625)
Computer equipment	(126,897)	(5,954)	77,317	(928)	(56,462)
Furniture	(108,407)	(9,429)	4,499	(301)	(113,638)
Total	$(10,356,692)	(805,650)	274,339	(43,270)	(10,931,273)

Cost	Balance as at January 1, 2013	Additions	Disposals	Currency translation effect	Balance as at December 31, 2013
Land	$1,056,145	770	(59)	326	1,057,182
Buildings and construction	9,397,122	153,685	(19,482)	17,521	9,548,846
Machinery and equipment	9,081,660	462,988	(25,267)	5,114	9,524,495
Transportation equipment	1,170,321	167,324	(133,483)	164	1,204,326
Computer equipment	138,172	3,151	(130)	59	141,252
Furniture	145,669	5,778	(1,760)	54	149,741
Leasehold improvements	38,841	-	(11,989)	-	26,852
Construction in progress	562,750	(206,303)	-	-	356,447
Total	$21,590,680	587,393	(192,170)	23,238	22,009,141

Accumulated depreciation	Balance as at January 1 2013	Depreciation for the year	Disposals	Currency translation effect	Balance as at December 31, 2013
Buildings and construction	$(4,420,885)	(199,952)	15,844	(2,278)	(4,607,271)
Machinery and equipment	(4,223,450)	(515,833)	15,088	(768)	(4,724,963)
Transportation equipment	(773,826)	(86,936)	71,640	(32)	(789,154)
Computer equipment	(121,753)	(5,232)	130	(42)	(126,897)
Furniture	(101,250)	(8,720)	1,570	(7)	(108,407)
Total	$(9,641,164)	(816,673)	104,272	(3,127)	(10,356,692)

	December 31,
Carrying amounts, net	2015	2014	2013
Land	$1,160,809	1,094,182	1,057,182
Buildings and construction	5,074,336	4,915,328	4,941,575
Machinery and equipment	5,078,940	4,605,836	4,799,532
Transportation equipment	534,673	375,405	415,172
Computer equipment	25,644	11,318	14,355
Furniture	36,442	39,377	41,334
Leasehold improvements	8,742	21,442	26,852
Construction in progress	1,268,545	991,866	356,447
Total	$13,188,131	12,054,754	11,652,449

Additions of property, plant and equipment in 2013 include assets acquired through business combinations of $11,982 that consist of buildings for $7,095, machinery and equipment for $461, furniture for $77 and transportation equipment for $4,349. Additions of property, plant and equipment in 2015 include assets acquired through business combinations of $11,581 that consist of machinery and equipment for $126, furniture for $16 and transportation equipment for $11,439.

Depreciation expense during the years ended December 31, 2015, 2014 and 2013 was $769,270, $805,650 and $816,673, respectively, which were charged to cost of sales and operating expenses.

(15)	Goodwill

	2015	2014	2013
Balances at beginning of the year	$349,764	344,259	300,848
Business combinations (Note 4)	123,933	-	42,780
Goodwill impairment loss	(38,619)	-	-
Foreign currency effects	19,217	5,505	631
Balances at end of year	$454,295	349,764	344,259

Based on market conditions in which the reporting unit operates, the Company’s estimates of fair value indicated an impairment in Ok Farms – Morris Hatchery, Inc. Georgia, resulting in the recognition of a goodwill impairment loss of $38,619 (2,244 thousand dollars) for the year ended December 31, 2015.

The recoverable amount of the cash-generating unit is determined based on a calculation of its value in use, which uses projections of the estimated cash flows based on financial budgets approved by management for a determined projection period, which are discounted using an annual discount rate.

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

The assumptions and balances of each cash-generating unit are as follows:

2015
Cash-generating unit	Final balance of the year	Projection period (years)	Annual discount rate (%)	Annual growth rate (%)
Bachoco - Istmo and Peninsula regions	$212,833	5	9.67%	2.70%
Campi	88,015	5	9.67%	2.10%
Ok Farms - Morris Hatchery, Inc. Arkansas	57,075	5	9.32%	0.00%
Ok Farms- Morris Hatchery Inc. Georgia	96,372	5	9.32%	0.00%
	$454,295

F-52

2014
Cash-generating unit	Final balance of the year	Projection period (years)	Annual discount rate (%)	Annual growth rate (%)
Bachoco - Istmo and Peninsula regions	$212,833	5	9.93%	2.70%
Campi	88,015	5	9.93%	2.10%
Ok Farms- Morris Hatchery Inc. Arkansas	48,916	5	8.24%	0.00%
	$349,764

2013
Cash-generating unit	Final balance of the year	Projection period (years)	Annual discount rate (%)	Annual growth rate (%)
Bachoco - Istmo and Peninsula regions	$212,833	5	10.33%	2.70%
Campi	88,015	5	10.33%	2.10%
Ok Farms- Morris Hatchery Inc. Arkansas	43,411	5	8.74%	0.00%
	$344,259

(16)	Other non-current assets

Other non-current assets consist of the following:

	December 31,
	2015	2014	2013
Advances for purchase of property, plant and equipment	$277,277	167,935	133,214
Investments in life insurance (note 3 (k))	52,572	41,187	35,754
Security deposits	13,574	17,341	15,956
Other long-term receivable	128,169	104,495	87,927
Intangible assets in process	73,125	54,512	37,955
Other	49,189	42,558	39,793
Total non-current assets	$593,906	428,028	350,599

(17)	Financial debt

a)	Short-term financial debt is as follows:

	December 31,
	2015	2014	2013
Loan of USD$30,000 thousand dollars denominated in USD, maturing in June 2014, at LIBOR (3) rate plus 1.20 percentage points.	$-	-	392,700
Loan of USD$85,000 thousand dollars denominated in USD, maturing in June 2016, at LIBOR (3) rate plus 0.48 percentage points	1,462,850	-	-
Denominated in pesos, maturing in January, October, December 2014, at TIIE (1) FIRA (2) less 0.70 percentage points.	-	-	148,500
Loan in the amount of USD$15,000 thousand dollars, maturing in January 2015, at LIBOR (3) rate plus 1.04 percentage points.	-	221,250	-
Denominated in pesos, maturing in January 2015, at TIIE (1) FIRA (2) less 0.70 percentage points.	-	193,000	-
Denominated in pesos, maturing in January 2015, at TIIE (1) FIRA (2) rate plus 1.25 percentage points	-	250,000	-
Denominated in pesos, maturing in January 2016, at TIIE (1) FIRA (2) rate plus 0.85 percentage points	160,000	-	-
Total short-term debt	$1,622,850	664,250	541,200

Annual weighted average interest rate of short-term loans denominated in pesos for 2015, 2015 and 2013 was 3.13%, 2.78% and 3.72%, respectively. Average interest rate for short-term loans existing as of December 31, 2015, 2014 and 2013, was 4.17%, 3.68% and 3.10%, respectively.

Annual weighted average interest rate of short-term loans denominated in dollars for the years 2015, 2014 and 2013 was 1.05%, 1.10% and 1.49%, respectively. Average interest rate for loans existing as of December 31, 2015, 2014 and 2013 was 0.83%, 1.24% and 1.37%, respectively.

(1)	TIIE (for its acronym in Spanish) = Interbank Equilibrium Rate
(2)	FIRA (for its acronym in Spanish) = Agriculture Trust Funds
(3)	LIBOR= London Interbank Offered Rate

b)	Long-term debt consists of the following:

	December 31,
	2015	2014	2013
Denominated in pesos, maturing in 2015 and 2016, at TIIE (1) plus 1.00 percentage points.	$2,489	10,209	22,329
Denominated in pesos, maturing in January 2014, at TIIE (1) FIRA (2) rates less 0.55 percentage points.	-	-	4,273
Denominated in pesos, maturing in September 2017, at TIIE (1) rates plus 0.63 percentage points.	100,000	102,000	-
Denominated in pesos, maturing in August 2015, at TIIE (1) FIRA (2) rates less 0.90 percentage points.		124,000	-
Denominated in pesos, maturing in April 2017, at TIIE (1) rates plus 0.25 percentage points.		49,993	-
Denominated in pesos, maturing in 2018, at TIIE (1) FIRA (2) rates less 0.25 percentage points.	603,871	-	-
Denominated in pesos, maturing in 2018, at TIIE (1) FIRA (2) rates less 0.60 percentage points.	297,800	-	-
Debt securities (subsection (d))	1,500,000	1,500,000	1,500,000
Total	2,504,160	1,786,202	1,526,602
Less current maturities	(9,033)	(133,732)	(16,392)
Long-term debt, excluding current maturities	$2,495,127	1,652,470	1,510,210

Long-term annual weighted average interest rate for 2015, 2014 and 2013 was 3.07%, 3.72% and 4.93%, respectively. Average rate for current loans as of December 31, 2015, 2014 and 2013 was 3.56%, 3.68% and 4.40%, respectively.

(1) TIIE (for its acronym in Spanish) = Interbank Equilibrium Rate

(2) FIRA (for its acronym in Spanish) = Trust Established in Relation to Agriculture

During 2015 the Company did not make early payments on its long-term debt, in 2014 and 2013, the Company made early payments on its long-term debt of $201,300 and $11,833 respectively, without payment of fees for early termination.

As of December 31, 2015, 2014 and 2013, total unused lines of credit, totaled $6,156,229, $5,282,600 and $5,418,099, respectively. In both years, the Company did not pay any fee for undrawn balances.

c)	Maturities of long-term debt, excluding current maturities, as of December 31, 2015, are as follows:

Year	Amount
2017	$1,652,500
2018	842,627
$2,495,127

Interest expense on total loans during the years ended December 31, 2015, 2014 and 2013, amounted to $93,964, $87,624 and $97,025, respectively.

Certain bank loans establish certain affirmative and negative covenants, as well as the requirement to maintain certain financial ratios, which have been met as of December 31, 2015, among which are:

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

Derived from the issuance of the Debt securities, the Company is subject to certain requirements, affirmative and negative covenants, with which they comply as of December 31, 2015.

(18)	Trade accounts and other accounts payable

	December 31,
	2015	2014	2013
Trade payables	$3,800,407	3,257,291	2,764,766
Sundry creditors and expenses payable	288,582	273,255	303,483
Provisions	202,303	215,003	133,103
Statutory employee profit sharing	31,730	19,939	29,140
Retained payroll taxes and other local taxes	197,806	167,205	129,122
Direct employee benefits	72,898	33,894	5,504
Interest payable	3,306	1,920	3,275
Government grant	-	1,947	-
Others	71	61	7,208
	$4,597,103	3,970,515	3,375,601

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

Bachoco USA, LLC. is involved in claims with the United States of America Department of Labor and the Unites State Immigration and Customs Enforcement, and various other matters related to its business, including workers’ payment claims and environmental issues. As of December 31, 2015, 2014 and 2013, the Company has recorded provisions of $51,630 (3,000 thousand dollars), $22,125 (1,500 thousand dollars) and $19,635 (1,500 thousand dollars) for the amount that it expects to be probable to pay.

(19)	Transactions and balances with related parties

(a)	Transactions with management

Compensation

The following table shows the compensation paid to the directors and executives for services provided in their respective positions for the years ended December 31, 2015, 2014 and 2014:

	December 31,
	2015	2014	2013
Compensation	$42,295	39,538	52,805

(b)	Transactions with other related parties

Below is a summary of the Company’s transactions and balances with other related parties, which are comprised of affiliates that are under common control:

i.	Revenues

	Transaction value			Balance as of
	December 31,			December 31,
	2015	2014	2013	2015	2014	2013
Sales of products to:
Vimifos, S.A. de C.V.	$32,827	32,202	42,719	$5,447	109	3,665
Maquinaria Agrícola, S.A. de C.V.	-	-	-	-	19	-
Autos y Accesorios, S.A. de C.V.	419	1,302	-	-	-	-
Alfonso R. Bours, S.A. de C.V.	-	-	13	-	1,801	13
Taxis Aereos del Noroeste, S.A. de C.V.	135	19	18	189,075	-	-
	$33,381	33,523	42,750	$194,522	1,929	3,678

The balance of Taxis Aereos del Noroeste, S.A. de C.V., as of December 31, 2015 for $189,075 corresponds to a loan that bears interest and is due in the short term.

ii.	Expenses and balances payable to related parties

	Transaction value			Balance as of
	December 31,			December 31,
	2015	2014	2013	2015	2014	2013
Purchases of food, raw materials and packing supplies
Vimifos, S.A. de C.V.	$477,920	359,258	361,497	$91,982	76,482	21,813
Frescopack, S.A. de C.V.	181,802	153,891	147,192	37,827	23,267	18,151
Pulmex 2000, S.A. de C.V.	42,263	21,283	13,766	16,181	6,858	-
Qualyplast, S.A. de C.V.	237	925	753	158	97	242
Purchases of vehicles, tires and spare parts
Maquinaria Agrícola, S.A. de C.V.	$41,947	55,166	57,100	4,074	4,315	8,415
Llantas y Accesorios, S.A. de C.V.	29,269	31,423	29,421	2,732	4,688	4,458
Autos y Accesorios, S.A. de C.V.	29,510	21,397	22,525	3,364	6,454	253
Autos y Tractores de Culiacán, S.A. de C.V.	54,853	19,140	21,967	3,100	1,971	610
Camiones y Tractocamiones de Sonora, S.A. de C.V.	69,779	33,227	23,649	5,815	2,384	5
Agencia MX-5, S.A de C.V.	1	2	2,294	-	2	1
Alfonso R. Bours, S.A. de C.V.	526	452	590	93	63	147
Cajeme Motors S.A. de C.V.	6,632	-	-	2	-	-
Airplane leasing expenses
Taxis Aereos del Noroeste, S.A. de C.V.	$7,874	1,964	7,375	300	452	-
				$165,628	127,033	54,095

As of December 31, 2015, 2014 and 2013, balances payable to related parties correspond to current accounts denominated in pesos that bear no interest and are payable in a short-term basis.

As of December 31st 2014 the Company has a prepayment for the purchase of property, plant and equipment for $12,500 paid to Autos y Tractores de Culiacan S.A. de C.V., which is included on note 12.

(20)	Income Tax

Under the tax legislation in Mexico and the United States of America in effect through December 31, 2015, entities are subject to pay Income Tax (ISR, by its Spanish acronym). During 2013, certain reforms to the Mexican tax law were enacted that entered into effect beginning January 1, 2014, which include, among others, the cancelation of scheduled reductions in the income tax rate and the elimination of the business flat tax (“IETU” for its Spanish acronym).

a)	ISR

The Company and each of its subsidiaries file separate income tax returns (including its foreign subsidiary, which files income tax returns in the United States of America, based on its fiscal year ending in April of every year). For the years ended December 31, 2015, 2014 and 2013, the applicable rate under the general tax regime in Mexico is 30%; this rate will be applicable in future years as well. The applicable rate for the Company’s US subsidiary is 38.79% (includes state and federal taxes).

Until December 31, 2015 and 2014 BSACV, the Company’s primary operating subsidiary is subject to the agriculture, cattle-raising, forestry and fishing regime of the ISR law, which is applicable to entities exclusively dedicated to such activities. The new ISR Law establishes that such activities are exclusive when no more than 10% of an entity’s total revenues are generated from something other than those activities or from industrialized products. Up to December 31, 2013, BSACV was subject to the simplified tax regime applicable to entities with agriculture, cattle-raising, forestry and fishing operations. Under such simplified regime, BSCAV calculated income taxes on a cash basis measure of net profit and a rate of 21%.

b)	Tax charged to profit and loss

For the years ended December 31, 2015, 2014 and 2013, the income tax (benefit) expense included in profit and loss is as follows:

	December 31
	2015	2014	2013
Operation in Mexico:
Current ISR	$1,291,536	1,211,006	1,227,189
Current IETU	-	-	228
Deferred ISR	146,595	230,255	(527,449)
Deferred ISR from tax rate change	-	-	674,810
	1,438,131	1,441,261	1,374,778
Foreign operation:
Current ISR	196,954	165,034	-
Deferred ISR	45,475	49,815	(24,339)
Total ISR expense	$1,680,560	1,656,110	1,350,439

Total income tax expense

The income tax expense attributable to income before income taxes, was different from the amount computed by applying the ISR rate of 30% in 2015 and 2014, and 21% in 2013 as a result of the items listed below:

	December 31,
	2015		2014		2013
	ISR	Percentage	ISR	Percentage	ISR	Percentage

Expected expense	$1,650,025	30%	$1,676,633	30%	$712,371	21%
Increase (decrease) resulting from:
Net effects of inflation	(87,322)	(2)%	(112,388)	(2)%	(64,401)	(2)%
(Non-taxable income) Non-deductible expenses	(4,882)	(0)%	(7,101)	(0)%	(9,213)	(0)%
Effect of rate of the general regime	-	-	-	-	33,384	1%
Effect of rate difference of foreign subsidiary	57,103	1%	26,712	1%	(10,196)	0%
Effect from non-deductible employee benefits	74,173	1%	73,038	1%	13,872	0%
Effect from change on tax rate in the new ISR Law	-	-	-	-	674,810	20%
Other	(8,537)	0%	(784)	(0)%	(188)	0%
Income tax expense	$1,680,560	30%	$1,656,110	30%	$1,350,439	39%

c)	Deferred income tax

The Company and each one of its subsidiaries determine the deferred taxes that are reflected at a consolidated level, on stand-alone basis. BSACV, the main operating subsidiary of the Company is subject to tax payment under the agricultural regime, in which the tax base for ISR is determined on collected revenues minus paid deductions.

The tax effects of temporary differences, tax losses and tax credits that give rise to significant portions of deferred tax assets and liabilities as at December 31, 2015, 2014 and 2013 are detailed below:

	December 31,
	2015	2014	2013
Deferred tax assets
Accounts payable	$764	5,019	2,218
Employee benefits	32,572	14,071	17,121
PTU payable	9,516	6,376	8,595
Accounts receivable	404	6,376	8,595
Tax loss carryforwards	10,236	21,383	3,858
Property, plant and equipment	490	6,376	8,595
Prepaid expenses	-	245	3,148
Other provisions	239	2,284	-
Total deferred tax assets	54,221	49,378	34,940

Deferred tax liabilities
Prepaid expenses	94	-	-
Total deferred tax liabilities	94	-	-
Net deferred tax assets	54,127	49,378	34,940

	December 31,
	2015	2014	2013
Deferred tax assets
Accounts payable	$1,093,145	1,120,240	1,350,373
Employee benefits	-	7,445	-
PTU payable	-	423	262
Tax loss carryforwards	1,081	4,073	86,779
Goodwill	22,326	-	-
Other provisions	6,606	13,817	-
Derivative financial instruments	859	-	-
Total deferred tax assets	1,124,017	1,145,998	1,437,414

Deferred tax liabilities
Inventories	1,400,793	1,188,259	1,235,848
Employee benefits	-	-	786
Accounts receivable	382,585	411,312	316,374
Property, plant and equipment	2,356,509	2,365,619	2,407,779
Prepaid expenses	353,166	257,133	22,615
Derivative financial instruments	-	5,872	190,143
Total deferred tax liabilities	4,493,053	4,228,195	4,173,545
Net deferred tax liability	$3,369,036	3,082,197	2,736,131

d)	Unrecognized deferred tax assets

Deferred tax assets that have not been recognized in the Company’s consolidated financial statements are as follows:

	December 31,
	2015	2014	2013
Recoverable tax on assets	1,774	2,586	3,324
Total	$1,774	2,586	3,324

e)	Unrecognized deferred tax liabilities

Deferred taxes related to investments in subsidiaries have not been recognized as the Company is able to control the moment of the reversal of the temporary difference, and the reversal is not expected to take place in the foreseeable future.

f)	Movement in temporary differences during the fiscal year

	January 1, 2015	Recognized in profit and loss	Acquired or/ Recognized directly in equity	December 31, 2015
Accounts payable	$(1,125,260)	35,489	(4,138)	(1,093,909)
Employee benefits	(21,515)	(3,274)	(7,783)	(32,572)
PTU payable	(6,800)	(2,716)	-	(9,516)
Tax loss carryforwards	(25,455)	14,389	(251)	(11,317)
Other provisions	(16,101)	9,379	(124)	(6,846)
Goodwill	-	(20,588)	(1,738)	(22,326)
Inventories	1,188,259	187,852	24,682	1,400,793
Accounts receivable	410,870	(28,688)	-	382,182
Property, plant and equipment	2,365,620	(88,973)	79,372	2,356,019
Prepaid expenses	257,329	95,931	-	353,260
Derivative financial instruments	5,872	(6,731)	-	(859)
Net deferred tax liability	$3,032,819	192,070	90,020	3,314,909

	January 1, 2014	Recognized in profit and loss	Acquired or/ Recognized directly in equity	December 31, 2014
Accounts payable	$(1,352,591)	229,510	(2,179)	(1,125,260)
Employee benefits	(5,110)	(8,661)	(7,744)	(21,515)
PTU payable	(8,857)	2,057	-	(6,800)
Tax loss carryforwards	(90,637)	66,899	(1,717)	(25,455)
Other provisions	-	(16,249)	148	(16,101)
Inventories	1,235,848	(59,061)	11,472	1,188,259
Accounts receivable	316,374	94,496	-	410,870
Property, plant and equipment	2,389,609	(75,567)	51,578	2,365,620
Prepaid expenses	216,555	40,774	-	257,329
Derivative financial instruments	-	5,872	-	5,872
Net deferred tax liability	$2,701,191	280,070	51,558	3,032,819

	January 1, 2013	Recognized in profit and loss	Acquired or/ Recognized directly in equity	December 31, 2013
Accounts payable	$(754,765)	(597,826)	-	(1,352,591)
Employee benefits	(40,401)	60,696	(25,405)	(5,110)
PTU payable	(9,254)	397	-	(8,857)
Effects on derivative financial instruments	(858)	858	-	-
Tax loss carryforwards	(10,043)	(80,594)	-	(90,637)
Inventories	1,284,699	(48,851)	-	1,235,848
Accounts receivable	221,133	95,241	-	316,374
Property, plant and equipment	1,871,086	512,889	5,634	2,389,609
Prepaid expenses	36,343	180,212	-	216,555
Net deferred tax liability	$2,597,940	123,022	(19,771)	2,701,191

g)	Tax on assets and tax loss carryforwards

As at December 31, 2015, tax loss carryforwards, and recoverable tax on assets (IMPAC, for its Spanish acronym) expires as shown below. Amounts are indexed for inflation as permitted by Mexican income tax law:

	Amount as of December 31, 2015
Year	Tax loss carryforwards	Recoverable IMPAC	Year of expiration / maturity
2006	$-	1,774	2016
2013	-	-	2023
2014	36,370	-	2024
2015	2,101	-	2025
	$38,471	1,774

h)	Impacts on the tax reform for changes beginning 2014

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

The main income tax impact to the Company is related to the increase from 21% to 30% in the tax rate of BSACV, the Company’s primary operating subsidiary (beginning 2014 the tax rate is 21% on annual taxable income up to 10 million pesos, and for taxable income in excess of that amount, the tax rate is 30%), and to the deductible limitation of 53% of wage expenses of employee benefits that are tax exempt income for workers.

(21)	Employee benefits

a)	Employee benefits in Mexico

Defined contribution plans

The Company has a defined contribution plan which receives contributions from both the employees and the Company. Employees can make contributions from 1% to 5% of their wage and the Company is obligated to make contributions as follows: i) from the first to the fifth year of service of 1% of the wage, ii) from the sixth year of services of the employee the contribution of the Company is increased by 1% until it reaches 5%, and iii) for the subsequent years the Company contribution will be the same as the employee’s. When an employee retires from the Company he/she has the right to receive the contribution he/she has made to the plan, and i) if the employee retires between the first and the fourth year of services, he/she does not have the right to receive the contribution made by the Company, ii) if he/she retires on the fifth year of services he/she has the right to receive 50% of the contributions made by the Company and, for each additional service year, the employee has the right to receive an additional 10% of the contributions made by the Company. The expenses for paid contributions to defined contribution plans, other than those mandated by Mexican law, were $1,481, $7,973 and $11,708, in 2015, 2014 and 2013, respectively.

The Company makes payments equivalent to 2% of the integrated wage of its workers to the defined contribution plan for the retirement saving fund system established by Mexican law. The expense for this concept was $46,670, $42,742 and $40,023, in 2015, 2014 and 2013, respectively.

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

The plans in Mexico expose the Company to actuarial risks such as: interest rate risk, longevity risk and salary risk:

Interest risk	A decrease in the interest rate for the governmental bonds will increase the plan’s liability.

Longevity risk	The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability.

Salary risk	The present value of the defined benefit plan liability is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plan’s liability.

The projected net liability presented on the consolidated statements of financial position is as follows:

	December 31,
	2015	2014	2013
Present value of unfunded obligations	$160,218	90,899	48,245
Present value of funded obligations	286,881	314,804	312,170
Total present value of benefit obligations (PBO)	447,099	405,703	360,415
Plan assets at fair value	(286,881)	(314,804)	(312,170)
Projected liability, net	$160,218	90,899	48,245

i.	Composition and return of plan assets

	Actual return of the plan’s assets			Composition of the plan’s assets
	2015	2014	2013	2015	2014	2013
Fixed income securities	1.25%	5.99%	3.83%	60%	63%	68%
Variable income securities	4.87%	7.69%	9.81%	40%	37%	32%
Total				100%	100%	100%

ii.	Movements in the present value of defined benefit obligations (PBO)

	2015	2014	2013
PBO as at January 1	$405,703	360,415	385,178
Benefits paid by the plan	(25,244)	(31,091)	(19,213)
Service cost	26,836	24,438	26,680
Interest cost	31,603	29,768	28,138
Actuarial (gains) losses recognized in other comprehensive income	8,201	22,173	(60,368)
PBO as at December 31	$447,099	405,703	360,415

iii.	Movements in the fair value of plan assets

	2015	2014	2013
Plan assets at fair value as at January 1	$314,804	312,170	263,250
Plan contributions	-	-	36,626
Transfer of assets to fund defined contribution benefit plan	(24,187)	-	-
Benefits paid by the plan	(10,894)	(20,011)	(8,482)
Expected return on plan assets	24,901	26,283	20,087
Actuarial losses (gains) in other comprehensive income	(17,743)	(3,638)	689
Fair value of plan assets as at December 31	$286,881	314,804	312,170

iv.	Expense recognized in profit and loss

	2015	2014	2013
Current service cost	$26,836	24,438	26,680
Interest cost, net	6,702	3,485	8,051
	$33,538	27,923	34,731

v.	Actuarial gains and losses

	2015	2014	2013
Amount accumulated as at January, 1	$(112,184)	(86,372)	(25,315)
Recognized during the year	(25,944)	(25,812)	(61,057)
Amount accumulated as at December, 31	$(138,128)	(112,184)	(86,372)

vi.	Actuarial assumptions

Primary actuarial assumptions at the consolidated financial statements date (expressed as weighted averages) are as follows.

	2015	2014	2013
Discount rate as at December, 31	8.00%	8.00%	8.50%
Rate for future salary increases	4.50%	4.50%	4.50%
Social security wage increase rate	3.50%	3.50%	4.25%

The assumptions related to mortality are based on statistics and experiences over the Mexican population. The average expected life of an individual that retires at 65 years of age is 17.13 years for men and 10.92 years for women (Experience Chart of Demographic Mortality for Active EMSSA 1997).

vii.	Historical information

	December 31,
	2015	2014	2013
Present value of defined benefit obligation	$447,099	405,703	360,415
Plan assets at fair value	(286,881)	(314,804)	(312,170)
Plan deficit	$160,218	90,899	48,245
Experience adjustments arising from plan liabilities	$8,201	22,173	(60,368)
Experience adjustments arising from plan assets	$(17,743)	(3,638)	(689)

viii.	Sensitivity analysis of the defined benefits obligations as of December 31, 2015, 2014 and 2013

2015	Pension plan	Seniority premium	Constructive obligation	Total PBO
Discount rate 8.00%	(293,443)	(93,037)	(60,619)	(447,099)
Rate increase (+ 1%)	(248,925)	(87,540)	(56,784)	(393,249)
Rate decrease (- 1%)	(338,238)	(99,240)	(64,961)	(502,439)

2014	Pension plan	Seniority premium	Constructive obligation	Total PBO
Discount rate 8.00%	(266,298)	(84,908)	(54,497)	(405,703)
Rate increase (+ 1%)	(216,605)	(79,874)	(51,033)	(347,512)
Rate decrease (- 1%)	(334,923)	(90,594)	(58,423)	(483,940)

2013	Pension plan	Seniority premium	Constructive obligation	Total PBO
Discount rate 8.00%	(225,650)	(86,880)	(47,885)	(360,415)
Rate increase (+ 1%)	(186,196)	(79,508)	(44,936)	(310,640)
Rate decrease (- 1%)	(277,487)	(92,373)	(51,223)	(421,083)

ix.	Expected cash flows

Total
2016-2026	$404,558

x.	Future contributions to the defined benefits plan

The Company does not expect to make contributions to the defined benefit plans in the following financial year.

b)	Foreign employee benefits

Defined contribution plans

Bachoco USA, LLC. (foreign subsidiary) has a defined contribution retirement 401(k) plan, covering all employees who meet certain eligibility requirements. The Company contributes to the plan at the rate of 50% of employee’s contributions up to a maximum of 2% of the individual employee’s contribution. The cumulative contribution expense for this plan was $8,014, $6,597 and $5,681 for the year ended December 31, 2015, 2014 and 2013, respectively.

Equity-based compensation

Bachoco USA, LLC. has a deferred payment agreement with certain key employees. Amounts payable under this plan are vested after 10 years from the date of the agreement. The benefit value of each unit is equal to the increase in the initial book value from the date of the agreement to the conclusion of the vesting period. Under the agreement, 38,000, 38,000 and 38,500 units were outstanding as of December 31, 2015, 2014 and 2013, respectively, all of which were fully vested. The total liability under this plan totaled $4,195, $3,516 and $3,503 as at December 31, 2015, 2014 and 2013, respectively. No expense was recognized for this plan for the year ended December 31, 2015, 2014, and 2013.

c)	PTU

Industrias Bachoco, S.A.B de C.V. and BSACV has no employees. Each of the subsidiaries of the Company that has employees in Mexico is required under Mexican laws to pay employees, in addition to their payment and benefits, statutory employee profit sharing in an aggregate amount equal to 10% of each subsidiary’s taxable income. The accrued liability as of December 31, 2015, 2014 and 2013 is shown in note 18, Trade payable and other accounts payable.

(22)	Costs and expenses by nature

	2015	2014	2013
Cost of sales	$36,847,508	32,494,974	33,176,599
General, selling and administrative expenses	4,323,374	3,781,326	3,291,006
Total costs and expenses	$41,170,882	36,276,300	36,467,605

Inventory consumption	$28,877,468	24,873,999	26,041,102
Wages and salaries	5,127,750	4,451,457	3,028,830
Freight	3,394,780	2,948,439	2,495,673
Maintenance	1,166,326	1,077,940	1,028,511
Other utility expenses	1,020,610	1,193,449	1,119,094
Depreciation	769,270	805,650	816,673
Leases	359,749	311,585	286,022
Other	454,929	613,781	1,651,700
Total	$41,170,882	36,276,300	36,467,605

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

	2015	2014	2013
Lease expenses	$359,749	311,585	328,656

The amount of annual rentals payable, arising from lease agreements for the following five years is as follows:

2016	$91,812
2017	78,481
2018	46,835
2019	57,234
2020	34,417

(24)	Stockholders’ equity and reserves

a)	Capital risk management

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

During 2015, 2014 and 2013 these ratios were below the thresholds established by the Company’s Risk Committee.

b)	Common stock and premiums

As of December 31, 2015, 2014 and 2013, the Company’s capital stock is represented by 600,000,000 Series “B” registered shares with a par value of $1 peso per share.

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

After the sale of the shares, the Company’s capital stock was as follows:

	Before the Transaction		After the Transaction
	Shares (1)	Position	Shares (1)	Position
Familiar Trusts	496,500,000	82.75%	439,500,000	73.25%
- Control Trust	312,000,000	52.00%	312,000,000	52.00%
- Placement Trust	184,500,000	30.75%	127,500,000	21.25%
Floating Position (2)	103,500,000	17.25%	160,500,000	26.75%

(1)	All Series B shares with voting power.
(2)	Operating at the BMV and the NYSE.

Based on the information provided to the Company, as of December 31, 2015, there are no stockholders with 1% or more interest in the Company, in addition to the family trusts.

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

On April 22, 2015, pursuant to a resolution at the General Ordinary Stockholders’ Meeting, an amount of $778,321 was approved to be used in the reserve for acquisition own shares.

The following table shows the movements of the reserve for acquisition of shares during the years ended December 31, 2015, 2014 and 2013:

	2015	2014	2013
Balance as at January 1	-	-	-
(+) Total shares purchased	677,013	149,475	100,000
(-) Total shares sold	(667,013)	(149,475)	(100,000)
Balance as at December 31	10,000	-	-

The net amount of repurchase and treasury share sale transactions gave rise to additional paid in capital of $14,376, $1,504 and $127 during the years ended December 31, 2015, 2014 and 2013, respectively, recognized within equity.

As at December 31, 2015, the Company has 10,000 treasury shares.

e)	Dividends

During the years ended December 31, 2015, 2014 and 2013, the Company has declared and paid the following dividends:

On April 22, 2015, the Company declared a payment of dividends in cash at nominal value of $900,000 or $1.50 pesos per outstanding share, from which there is a reduction of $838 for the dividend corresponding to repurchased shares. The payment was made in two equal installments, in May and July, 2015.

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

The Company obtains most of its revenue and net income from BSACV. For fiscal years 2015, 2014 and 2013, net income of BSACV, accounted for 67%, 72% and 71% respectively, of consolidated net income. Dividends for which BSACV pays ISR will be credited to the Company’s CUFIN account, and accordingly, any future liabilities arising from ISR will be incurred when such amounts are distributed as dividends to the stockholders.

f)	Capital stock

CUFIN	Balance as 2013	Balance from 2014	Total
IBSA individual	$8,175,229	2,441,137	10,616,366
IBSA Consolidado	8,871,825	5,399,598	14,271,423

The restated amount as of December 31, 2015 on tax bases of the contributions made by stockholders (CUCA), totaling $2,568,809, may be refunded to them tax-free, to the extent that such amount is the same or higher than equity.

(25)	Earnings per share

The basic and diluted earnings per share for the years ended December 31, 2015, 2014 and 2013 are $6.36, $6.55 and $3.40, respectively. The calculation of earnings per share was based on income attributable to ordinary stockholders of $3,812,840, $3,926,926 and $2,038,422 for the years ended December 31, 2015, 2014 and 2013, respectively.

The average weighted number of common outstanding in 2015, 2014 and 2013 was 599,631,383, 599,955,240 and 599,992,952 shares, respectively.

The Company has no ordinary shares with potential dilutive effects.

(26)	Commitments

•	Bachoco USA, LLC has self-insurance programs for health care costs and workers’ payments. The subsidiary is liable for health care claims up to $6,024 (350 thousand dollars) each year per plan participant and workers’ payments claims up to $17,210 (1,000 thousand dollars) per event. Self-insurance costs are recorded based on the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. The provision for this concept is recorded in the accompanying consolidated statement of financial position within current liabilities amounting to $69,718 (4,051 thousand dollars), $50,342 (3,413 thousand dollars) and $48,472 (3,703 thousand dollars) as at December 31, 2015, 2014 and 2013, respectively. Likewise, the consolidated statement of comprehensive income includes expenses relating to self-insurance plans of $108,360 (6,828 thousand dollars), $101,293 (7,616 thousand dollars) and $85,006 (6,494 thousand dollars) for the years ended December 31, 2015, 2014 and 2013, respectively. The Company is required to maintain letters of credit on behalf of the subsidiary of $58,514, $50,150 and $44,506 (3,400 thousand dollars) as at December 31, 2015, 2014 and 2013, respectively, to secure self-insured workers' payments.

•	The Company has entered into grain supply agreements with third parties as part of the regular course of its operations.

•	The Company has entered into certain contracts with suppliers under which advanced payments are rendered in order to assure the supply of materials and services.

(27)	Contingencies

a)	Insurance

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

(28)	Financial income and costs

	2015	2014	2013
Interest income	$482,442	337,769	298,141
Income from interest in accounts receivable	7,492	9,595	16,104
Foreign exchange gain, net	95,447	19,863	28,085
Effects of valuation of derivative financial instruments	8,464	-	2,455
Financial income	593,845	367,227	344,785

Effects of valuation of derivative financial instruments	-	(2,229)	-
Interest expense and financial expenses on financial debt	(93,964)	(87,624)	(97,025)
Commissions and other financial expenses	(53,328)	(30,466)	(129,341)
Financial costs	(147,292)	(120,319)	(226,366)
Financial income, net	$446,553	246,908	118,419

(29)	Other income (expenses)

	2015	2014	2013
Other income
Sale of scrap of biological assets, raw materials, by-products and other	$636,386	722,653	332,623
Total other income	636,386	722,653	332,623
Other expenses
Cost of disposal of biological assets, raw materials, by-products and other	(507,196)	(623,148)	(244,054)
Other	(133,830)	(260,424)	(57,865)
Total other expenses	(641,026)	(883,572)	(301,919)
Total other income (expenses), net	$(4,640)	(160,919)	30,704

(30)	Subsequent events

Merger of subsidiaries - Effective January 1, 2016, the Company merged O.K. Industries, Inc., O.K. Farms, Inc., O.K. Foods, Inc. and Ecology Management, Inc. into one surviving entity, O.K. Foods, Inc., which is wholly-owned by Bachoco USA, LLC.

Acquisition of assets - On February 22, 2016, the Company reached an agreement to acquire a plant that produces fully cooked chicken products for 7.9 thousand US dollars, located in Oklahoma City, OK. The objective of the Company is to use these facilities for value-added chicken products. Additional investments for that purpose will be made.

