Form 20-F
period 2016-12-31
Industrias Bachoco S.A.B. de C.V.
filed 2017-04-28
CIK 1044896

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐  Accelerated filer ☒           Non-accelerated filer ☐

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected no to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Boards to its Accounting Standards Codification after April 5, 2012.

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

2

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

References herein to “U.S. dollar” or “USD” are to the lawful currency of the United States of America.

This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of $20.64 to USD1.00 (one U.S. dollar), the exchange rate on December 31, 2016, according to the Banco de Mexico (the “Mexican Central Bank”).

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

The Company discloses in this Annual Report the so-called non-GAAP financial measures of EBITDA result, EBITDA margin, and Net debt. EBITDA result is defined as profit before income tax expense (benefit), financial income (expense), net and depreciation. EBITDA margin is defined as EBITDA result divided by total net revenues. Net debt is defined as long-term debt (including the current portion) plus short term debt minus cash and cash equivalents, primary financial instruments and derivative financial instruments. The non-GAAP financial measures of EBITDA result and EBITDA margin are not substitutes for the GAAP measure of profit for the year. Rather, these measures are provided as additional information to complement the GAAP measure of profit for the year by providing further understanding of the Company’s results of operations from management’s perspective. Additionally, the non-GAAP financial measure of Net debt is not a substitute for the GAAP measure of Total debt. Rather, this measure is provided as additional information to contemplate the GAAP measure of Total debt by providing further understanding of the Company’s debt obligations. Accordingly, EBITDA result, EBITDA margin and Net debt should not be considered in isolation or as substitutes for an analysis of the Company’s financial performance, liquidity or debt obligations.

Company management believes that disclosure of these non-GAAP measures are an important supplemental measure of the Company’s operating performance and debt obligations because investors, financial analysts and other interested parties frequently use EBITDA and Net debt in the evaluation of other companies in the same industry in which the Company operates.

Market Data

This Annual Report contains certain statistical information regarding the Mexican chicken, egg and balanced feed (or “feed”) markets. We have obtained this information from a variety of sources, including but not limited to; Union Nacional de Avicultores (the National Poultry Union or “UNA”), the Consejo Nacional de Fabricantes de Alimentos Balanceados y de la Nutricion Animal, A.C. (or “CONAFAB”), the U.S. Department of Agriculture (or “USDA”), and the Mexican Central Bank, among others.

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

STATEMENT OF PROFIT OR LOSS DATA

In millions, for the year ended December 31,	2016	2016	2015	2014	2013	2012
	USD	$	$	$	$	$
Net revenues	2,520.4	52,020.3	46,229.0	41,779.1	39,710.7	39,367.4
Cost of sales	2,065.7	42,635.1	36,847.5	32,495.0	33,176.6	33,318.2
Gross profit	454.7	9,385.2	9,381.5	9,284.1	6,534.1	6,049.2
General, selling and administrative expenses	234.9	4,847.9	4,323.4	3,781.3	3,291.0	3,396.7
Other(expenses) income, net	12.6	260.2	(4.6)	(160.9)	30.7	(23.8)
Operating income	232.4	4,797.6	5,053.5	5,341.9	3,273.8	2,628.8
Net finance income	38.6	797.0	446.6	246.9	118.4	165.0
Income tax	79.6	1,643.4	1,680.6	1,656.1	1,350.4	602.0
Profit attributable to controlling interest	191.2	3,946.6	3,812.8	3,926.9	2,038.4	2,184.6
Profit attributable to non-controlling interest	0.2	4.5	6.7	5.7	3.4	7.2
Profit for the year	191.4	3,951.2	3,819.5	3,932.7	2,041.8	2,191.8
Basic and diluted earnings per share(1)	0.32	6.58	6.36	6.55	3.40	3.65
Basic and diluted earnings per ADR(2)	3.82	78.90	76.30	78.66	40.84	43.80
Dividends per share(3)	0.063	1.300	1.500	0.000	1.584	0.50
Weighted average shares outstanding(4)	599,980	599,980	599,631	599,955	599,993	598,960

(1)	Calculated based on the weighted average number of basic and diluted shares. No potentially dilutive shares exist in any of the years presented, for which reason, basic and diluted earnings per share are the same.
(2)	Each ADR represents twelve shares.
(3)	Dividends per share have been computed by dividing the total amount of dividends paid by the weighted average shares outstanding.

(4)	In thousands of shares.

STATEMENT OF FINANCIAL POSITION DATA

In millions as of December 31	2016	2016	2015	2014	2013	2012
	USD	$	$	$	$	$
Total assets	2,184.6	45,090.5	40,446.6	34,843.1	28,889.7	28,040.2
Cash and cash equivalents	758.7	15,659.8	14,046.3	11,036.1	6,716.9	4,179.5
Total liabilities	648.0	13,374.3	12,667.2	10,481.1	8,738.5	8,951.5
Short-term debt(1)	150.1	3,097.5	1,631.9	798.0	557.6	1,197.1
Long-term debt	46.0	950.4	2,495.1	1,652.5	1,510.2	1,526.6
Total stockholders’ equity	1,536.6	31,716.2	27,779.4	24,362.1	20,151.1	19,088.7
Capital stock	56.9	1,174.4	1,174.4	1,174.4	1,174.4	1,174.4

(1) Includes notes payable to banks and current installments of long term debt.

MARGINS

In percentage, for the years ended December 31:	2016	2015	2014	2013	2012
Gross margin	18.0%	20.3%	22.2%	16.5%	15.4%
Operating margin	9.2%	10.9%	12.8%	8.2%	6.7%
Net margin for the year	7.6%	8.4%	9.4%	5.1%	5.6%

Other Indicators

The tables set below present key indicators.

VOLUME SOLD BY OPERATING SEGMENT

In thousands of tons, as of December 31,	2016	2015	2014	2013	2012
Total sales volume:	2,122.8	2,034.3	1,841.4	1,771.1	1,861.6
Poultry	1,668.6	1,613.4	1,495.0	1,429.2	1,485.2
Others	454.2	420.9	346.4	341.9	376.4

Gross Domestic Product, Inflation Rate and CETES

The chart below includes Mexican gross domestic product (“GDP”) and inflation rate data from 2012 to 2016, and the average interest rates on 28-day Mexican treasury bills (“CETES”), as provided by the Mexican Central Bank.

Gross Domestic Product

Mexico has experienced economic growth in the last five years, but to varying degrees. In 2016, the Mexican GDP was 2.3%, lower than the growth reached in 2015, which was 2.5%. In 2014, Mexican GDP was 2.1%, and in 2013 and 2012 was 1.1% and 3.9% respectively.

Interest Rates

Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 4.2%, 2.9%, 2.7%, 3.8% and 3.9% for 2016, 2015, 2014, 2013 and 2012, respectively. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flow.

Inflation Rates

Inflation rates in Mexico have remained on the low end for more than a decade. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 3.4% in 2016, 2.1% in 2015, 4.1% in 2014, 3.97% in 2013 and 3.6% in 2012, according to the Mexican Central Bank An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the United States.

GDP, INFLATION RATE AND CETES DATA

Year	GDP	Inflation Rate	CETES
2016	2.3%	3.36%	4.2%
2015	2.5%	2.13%	2.9%
2014	2.1%	4.08%	2.7%
2013	1.1%	3.97%	3.8%
2012	3.9%	3.57%	3.9%

On March 30, 2017, the 28 day CETES rate was 6.43%.

Exchange Rates

In 2012, the Mexican peso strengthened its position during the year as compared to the U.S. dollar, according to the U.S. Federal Reserve Bank, with the average peso-U.S. dollar exchange rate being $13.15 and appreciated with respect to the U.S. dollar by 7.1% at year-end (or 7.9% according to Mexican Central Bank statistics).

In 2013, the exchange rate of the peso against the U.S. dollar started the year strong with an upward trend, but ended the year with a slight depreciation of 1.0% compared with December 31, 2012.

During most of 2014, the Mexican peso-U.S. dollar exchange rate was stable. This stability changed drastically toward the end of the year, when we observed a higher Mexican peso-U.S. dollar exchange rate, leading the Mexican peso-U.S. dollar exchange rate to depreciate 11.2% in 2014 with respect to the exchange rate in effect on December 31, 2013.

During the first half of 2015, the exchange rate of the peso against the U.S. dollar was stable. This stability changed toward the end of the year, as we observed an average rate of $16.59 per one U.S. dollar in the second half of the year, with a net depreciation of 14.3% by the end of the year with respect to year-end 2014.

During 2016, the exchange rate of the peso against the U.S. dollar had high levels of volatility for the whole year, but mainly at year end, leading the Mexican peso-U.S. dollar exchange rate depreciate 20.0% in 2016 with respect to year-end 2015.

The following table sets forth the high, low, average and year-end exchange rates for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York, for periods indicated:

EXCHANGE RATE FOR THE LAST 5 YEARS

In pesos per one U.S. dollar	High	Low	Average	Close
	$	$	$	$
2016	20.84	17.19	18.67	20.64	(1)
2015	17.36	14.56	15.87	17.20
2014	14.79	12.85	13.30	14.75
2013	13.43	11.98	12.76	13.10
2012	14.37	12.63	13.15	12.96
EXCHANGE RATE FOR THE LAST 6 MONTHS
March 2017	19.93	18.67	19.28	18.73
February 2017	20.82	19.74	20.30	20.00
January 2017	21.89	20.75	21.39	20.84
December 2016	20.74	20.22	20.50	20.64	(1)
November 2016	20.84	18.44	20.01	20.46
October 2016	19.34	18.49	18.89	18.79

Source: http://www.federalreserve.gov/releases/h10/Hist/dat00_mx.htm.

(1)	As of December 31, 2016, the exchange rate for the year end published by the Mexican Central Bank was $20.64 per one U.S. dollar.

On March 24, 2017, the exchange rate for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York was $18.852 per one U.S. dollar.

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

A strong variation in the exchange rates between the peso and the U.S. dollar could negatively affect our financial results, as a greater percentage of our sales are made in pesos, and a large percentage of our raw material purchases are made in U.S. dollars.

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

The direct correlation between economic conditions in Mexico and the U.S. has strengthened in recent years because of the North American Free Trade Agreement, (“NAFTA”), and increased economic activity between the two countries (including increased remittances of U.S. dollars from Mexican workers in the U.S. to their families in Mexico). However, Donald Trump’s victory in the U.S. presidential election in November 2016, as well as the Republican Party maintaining control of both the House of Representatives and Senate of the United States in the congressional election, has generated volatility in the global capital markets and may create uncertainty regarding the future of NAFTA and trade between the U.S. and Mexico. On January 20, 2017, Donald Trump became president of the U.S. President Trump and the Trump administration have made comments suggesting that he intends to re-negotiate the free trade agreements that the U.S. is party to, including NAFTA, and to implement high import taxes, although it remains unclear what specifically the new U.S. administration and U.S. Congress will or will not do in this respect. Because the Mexican economy is heavily influenced by the U.S. economy, the re-negotiation, or even termination, of NAFTA and/or other U.S. government policies that may be adopted by the new U.S. administration (which may result in regulatory gridlock or on the contrary, it could result in a major regulatory change) could have a material adverse effect on the Mexican economy, which, in turn, could affect our business, financial condition and results of operations.

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

The market that we serve is subject to volatility with respect to supply and raw material prices, which affects our product prices. We cannot provide assurance that future cyclicality, excess supply, increases in main raw materials prices, or downturns in real prices will not adversely affect our financial results.

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

U.S. producers may increase exports to Mexico because chicken, eggs and swine are free of import quotas to Mexico according to the NAFTA. Poultry producers in the United States have developed low cost production methods and have been successful in exporting primarily frozen and value-added poultry to other countries, especially in periods of overcapacity in the United States, a condition that could have a material adverse effect on our performance in Mexico.

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

Payment of cash dividends may be affected by the exchange rate of the peso versus the U.S. dollar.

Because we pay cash dividends in pesos, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADRs upon conversion of such cash dividends by the Bank of New York (BNY) Mellon, who acts as our Depositary Bank.

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

We are incorporated under the laws of Mexico, but we have operations in both Mexico and the U.S. Our principal executive offices are located in Mexico at Avenida Tecnologico 401, Ciudad Industrial, zip code 38010, Celaya, State of Guanajuato, Mexico, and our telephone number is +52 (461) 618 3500.

Our investor relations department is located at the address above, and can be reached at: email: Inversionistas@bachoco.net; telephone: +52 (461) 618 3555.

Our operating segments, which are comprised of our product lines, are identified on the basis of our core principles in accordance with IFRS 8.10. Accordingly, our operating segments are comprised of the following five components: chicken, eggs, pork, balanced feed and other meat products. The chicken and eggs segments meet, in an aggregate basis, the quantitative thresholds for separate reporting, while the pork, balanced feed and other meat products lines are immaterial, both on an individual and aggregate basis, and have therefore been reported on a combined basis in the “other operating segments” category. We have aggregated the chicken and eggs operating segments into one reportable segment. As a result, we end up with two reportable operating segments, “Poultry” and “Others”.

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

In 1974, we established a new complex in Celaya, Guanajuato, Mexico and in 1980 we legally incorporated as Industrias Bachoco, S.A.B. de C.V., in Obregon, State of Sonora, Mexico. As our products were increasingly widely accepted, we opened offices and distribution centers in Mexico City. In 1993, we moved our headquarters from Obregon to Celaya city, and opened a new complex in the city of Tecamachalco, in the Southeast of Mexico.

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

In December 2011, the Company carried out a transaction to buy certain property assets of Mercantil Agropecuaria Coromuel, S.A. de C.V. (or “MACSA”), whereby, the Company reinforced its presence in the State of Baja California in Mexico, with three distribution centers.

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

In 2016, we made capital expenditures of $2,459.7 which were mainly allocated towards our organic growth plans by investing in projects that will make our processes more efficient, alleviating bottlenecks, as well as in the replacement of part of our transportation fleet and of other equipment in all of our facilities.

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

General

Bachoco owns and manages more than a thousand facilities, organized in 9 production complexes and 66 distribution centers in Mexico, and 1 production complex in the United States.

We participate in the food industry in Mexico and in the U.S., mainly in the poultry industry.

We are the leader in the Mexican poultry industry, and one of the largest poultry producers globally. In 2011, we entered the U.S. chicken market through our acquisition of OK Foods.

In Mexico, our core business is poultry (chicken and egg products), but we also produce and sell a wide range of other products which we refer to as “others” which include, among others, the production and selling of balanced feed, live swine, beef and turkey value-added products, as well as a laboratory that produces vaccines for the poultry industry as well as other similar industries.

Sales generated by these other product lines, except for balanced feed sales, each on an individual basis, do not represent more than 1.0% of our total sales.

In the United States, our sole product line is chicken products.

In the recent years, we have not experienced material changes in the development or production of our products.

Principal Markets

We operate mainly in Mexico and in the U.S. We estimate that we are the biggest producer of chicken products in Mexico. Based on our internal estimates, we currently account for approximately 35.0% of the Mexican chicken production market and are the second largest producer of eggs with an estimated market share of approximately 5.1%. We currently estimate that we have approximately 3.4% market share in the balanced feed products.

As noted previously, in the U.S. we produce and distribute chicken products only. Based on our internal estimates, we currently account for approximately 1.8% of this market.

The following table sets forth, for each of the periods indicated, our net revenues by main product lines as a percentage of total net revenues, as of December 31, 2016, 2015 and 2014:

NET REVENUES BY OPERATING SEGMENTS

In millions of pesos, for the year ended December 31,	2016		2015		2014
	$	%	$	%	$	%
Net Revenues	52,020.3	100.0	46,229.0	100.0	41,779.1	100.0
Poultry	46,852.5	90.0	41,789.5	90.4	37,994.7	90.9
Others	5,167.8	10.0	4,439.5	9.6	3,784.4	9.1

Our poultry operating segment is our largest product line in terms of revenue. Within our poultry operating segment, our main product lines are chicken and eggs, which are described in more detail in the following paragraphs. Within our “Others” segment, our main product line is balanced feed, which is also described in more detail in the following paragraphs.

Overview of the Chicken Industry in Mexico

According to the UNA, chicken products are the main source of protein consumed in Mexico.

Mexico is among the ten main chicken producers worldwide, with an estimated production of 3,275.2 thousand tons of chicken meat in 2016, and a per capita consumption of 31.7 kilograms a year in 2016, an increase of 2.3% when compared to 30.9 kilograms a year in 2015.

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

According to the USDA, Mexico is a main destination for U.S. chicken exports. Chicken imports from the U.S. have increased from 204.1 thousand tons in 2008 (when restrictions for leg quarters imports were phased out in January 2008) to approximately 502.6 thousand tons in 2016. In particular, in 2016, chicken imports increased 4.6% when compared to 2015. This increase was due to a decrease in the prices of products coming from the U.S. Chicken, imports in Mexico have also increased due to an increase in the volume of products coming from other countries mainly from South America.

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

SALES AND VOLUME OF CHICKEN BY CATEGORY

In 2016	Industry /volume(1)	Bachoco /volume	Bachoco /sales
Live	n/a	39%	32%
Public market	n/a	13%	13%
Rotisserie	n/a	23%	24%
Supermarket	n/a	5%	5%
Chicken parts	n/a	11%	13%
Value-added products	n/a	9%	14%

In 2015	Industry /volume(2)	Bachoco /volume	Bachoco /sales
Live	38%	38%	30%
Public market	12%	13%	13%
Rotisserie	32%	23%	25%
Supermarket	6%	5%	5%
Chicken parts	8%	11%	13%
Value-added products	4%	10%	14%

In 2014	Industry /volume(2)	Bachoco /volume	Bachoco /sales
Live	38%	36%	30%
Public market	15%	12%	12%
Rotisserie	28%	26%	26%
Supermarket	7%	4%	4%
Chicken parts	8%	11%	13%
Value-added products	4%	11%	15%

(1)	Industry information for 2016 is not available as of the date of this report.
(2)	Source: UNA.

Overview of the Chicken Industry in the U.S.

According to the USDA and the UNA, chicken is the main protein consumed in the U.S., but unlike in Mexico, most of the chicken is sold to producers uncut, and the cuts are mainly sold frozen and with value-added (more than 85%). This is due to a large increase in demand for the three main components of chicken: the breast, wing, and leg quarters.

The U.S. is the world’s largest producer of chicken. Its annual production is estimated at 18.5 million tons or 40.7 billion pounds in 2016 a 1.64% increase over the 18.2 million tons produced in 2015, and its per capita consumption is also one of the highest worldwide, per annum, estimated at 40.8 kilograms (around 89.8 pounds).

The U.S. chicken industry is substantially consolidated and vertically integrated. Most producers of chicken use state-of-the-art technology in their processes. It is estimated that the main three chicken producers account for 44.0% of the total chicken production in the U.S.

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

There is an estimated per capita consumption of around 23.5 kilograms for 2016, a 4.8% increase when compared to 22.4 kilograms in 2015.

Mexico’s 2016 annual egg production is estimated at 2,765.4 million tons, an increase of 4.8% as compared with 2,637.6 million tons produced in 2015.

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

We estimate that we are the second largest producer of table eggs in Mexico. In each of 2016 and 2015, we produced 5.1% of the total eggs produced in Mexico in terms of tons. We sell both brown and white eggs. We estimate that we are the largest producer of brown eggs in Mexico, and the largest marketer of packaged eggs with brand identification.

In 2016, 2015 and 2014, the volume sold in the table eggs category in the Mexican industry and by the Company was:

SALES AND VOLUME OF EGG BY CATEGORY

In 2016	Industry / volume(1)	Bachoco /volume	Bachoco /sales
Bulk	n/a	34%	28%
Packaged	n/a	66%	72%
Processed	n/a	0%	0%

In 2015	Industry / volume(2)	Bachoco /volume	Bachoco /sales
Bulk	81%	32%	27%
Packaged	14%	68%	73%
Processed	5%	0%	0%

In 2014	Industry / volume(2)	Bachoco /volume	Bachoco /sales
Bulk	82%	31%	28%
Packaged	14%	69%	72%
Processed	4%	0%	0%

(1)	Industry information for 2016 is not available as of the date of this report.
(2)	Source: UNA.

Overview of the Balanced Feed Market in Mexico

According to CONAFAB, Mexico is among the five biggest producers of balanced feed worldwide.

According to CONAFAB, it is estimated that 32,021 thousand tons of balanced feed were produced in Mexico in 2016, a 3.2% increase from 31,035 thousand tons of balanced feed produced in 2015.

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

In 2016, CONAFAB estimated that the production mix between commercial and integrated was about 38.3% and 61.7%, respectively. This mix has not changed much over the past several years.

The following table sets forth, for each of the periods indicated, our net volume sold of balanced feed:

BALANCED FEED VOLUME SOLD

Thousands of tons	Production(1)	Bachoco’s Production	Estimated Market Share
2016(2)	12,438	429	3.4%
2015	11,904	395	3.3%
2014	11,433	320	2.8%

(1)	According to CONAFAB, balanced feed produced by commercial producers in Mexico.
(2)	CONAFAB estimates

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

Main Raw Materials and Sources of Supply

As a vertically integrated company our processes start in our main product lines with production of balanced feed, as well as with the buying of grandparent breeder flocks.

Our production of chicken processes start with the purchasing of one-day birds called “grandparent” birds. These birds are raised to maturity in our farms where fertile eggs are produced to continue through our production processes. Grandparent birds are bought mainly in the U.S. and also in some other countries from genetic bird firms.

The largest single component of our cost of sales is the cost of balanced feed raw materials, mainly grain (corn and sorghum), as well as soybean meal, used to prepare balanced feed. We operate our own feed mills to produce balanced feed for both our individual business consumption as well as to sell to third parties.

The prices of these ingredients are subject to significant volatility resulting from weather, the size of harvests, transportation and storage costs, governmental agricultural policies, currency exchange rates and other factors. The Company engages in hedging of its feed costs in order to assure a more stable cost of grains.

In Mexico, domestic crops are limited, therefore a large percentage of our raw materials are imported from the U.S. In 2016, in terms of volume, we bought approximately 28.5% of our total grain from the domestic market and the remaining 71.5% from the U.S.

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
22

We use our own fleet to transport the majority of rotisserie chickens, supermarket broilers and other chicken products to our customers in Mexico. We try to cooperate with existing distribution channels and do not compete with wholesale distributors, except in areas where we supply our own distribution capacity where needed for market penetration.

We distribute products from our processing plants to our cold-storage facilities and warehouses, which serve as a midpoint in distribution to wholesalers and local customers. From our cold-storage facilities, we service wholesalers and retailers and transport certain products directly to supermarkets and food-service operations. Our distribution infrastructure includes more than 66 cold-storage warehouses and facilities and a large fleet of vehicles.

Marketing and Distribution of Chicken Products in the U.S.

Our U.S. operations, which lie across the River Valley area in Arkansas and Oklahoma, and Georgia, produce only chicken products. Those plants mainly supply grocery retailers, food service distributors, national accounts and commodity customers throughout the U.S. The U.S. complex also services the foreign market and exports to several countries including various Asian countries and Mexico. Our distribution line through this plant is handled mainly through third parties.

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

The U.S. chicken exports to Mexico have substantially increased since applicable restrictions on such imports have recently phased out. However, this development does impact the Mexican market for chicken because neither we, nor any other Mexican chicken producer, are yet able to export similar products to the U.S. Our production complex in the U.S. exports chicken products to several countries such as China and Mexico, among others, and therefore it is subject to various laws and regulations that apply in each of these countries.

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

As of the date of this Annual Report, some of these judgments were concluded in favor of the Company, accordingly the provision recorded for this purpose was cancelled.

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

In 2016, our subsidiary BSACV accounted for 56.1% of consolidated total assets and 65.3% of total consolidated sales and our subsidiary Bachoco USA, accounted for 15.5% of consolidated total assets and 25.8% of total consolidated sales.

All of our subsidiaries are directly owned by us in the percentages listed below. The following table shows our main subsidiaries as of December 31, 2016, 2015 and 2014:

PERCENTAGE EQUITY INTEREST

	As of December 31,
Subsidiary	Country	2016	2015	2014
Aviser, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco Comercial, S.A. de C.V.	Mexico	99.99	99.99	99.99
Campi Alimentos, S.A. de C.V.	Mexico	99.99	99.99	99.99
Operadora de Servicios de Personal, S.A. de C.V.	Mexico	99.99	99.99	99.99
PEC LAB, S.A. de C.V., and subsidiary	Mexico	64.00	64.00	64.00
Secba, S.A. de C.V.	Mexico	99.99	99.99	99.99
Sepetec, S. A. de C.V.	Mexico	99.99	99.99	99.99
Servicios de Personal Administrativo, S.A. de C.V.	Mexico	99.99	99.99	99.99
Induba Pavos, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco USA, LLC. and subsidiary	U.S.	100.00	100.00	100.00
Wii kit RE LTD.	Bermuda	100.00	-	-

Bachoco USA is a subsidiary incorporated on March 2, 2012 to serve as the holding company for O.K. Industries, Inc., the American poultry company we acquired in November 2011.

At the end of 2016 we set up Wii kit RE LTD, a captive reinsurance company to complement our risk management strategy, as a subsidiary of the Company, in which we own 100% of the shareholding,. Wii kit RE LTD., is a Class I reinsurance company that provides insurance coverage to its affiliates.

 For more detail regarding the Company’s subsidiaries, see Note 5 of our Audited Consolidated Financial Statements included herein.

D.	Property, Plant and Equipment

We have more than a thousand production facilities in Mexico and in the U.S. (most of which are farms) and 66 distribution centers that are located throughout Mexico, to ensure freshness and minimize transportation time and costs.

We own most of our facilities, we own around 75% of our farms and lease a limited number of other farms and sales centers. We also employ a network of contract growers.

The following table indicates Bachoco’s production facilities and the number of each type of facility both in Mexico and the U.S., as of December 31, 2016:

BACHOCO’S FACILITIES

	Number of Facilities:
Facilities	In Mexico	In The U.S.
Chicken breeding farms	126	202
Broiler grow-out farms	518	326
Broiler processing plants	8	2
Hatchery	23	2
Egg production farms	122	0
Swine breeding farms	1	0
Swine grow-out farms	20	0
Feed mills	18	2
Further process plants	4	3

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

Our eight processing plants process around 11.3 million chickens per week and our laying farms produce around 11.6 thousand tons of commercial eggs each month.

Four of the eighteen feed mill plants are dedicated to the production of balanced feed for sales to third parties and the remaining fourteen are dedicated mainly to internal consumption. We produce around 36 thousand tons of balanced feed per month for sale to third parties.

We own other facilities, including two poultry manure-processing plants. We also own a laboratory that produces vaccines for the poultry industry, which we mainly use for internal purposes but we also sell some vaccines to third parties.

Expansion, Construction or Issues Related to Our Facilities in Mexico

In 2016, we continued with several projects to improve our efficiency and to alleviate bottlenecks, thereby increasing production, in some of our production centers. For instance, we increased; our breeding and processing capacity in the peninsula de Yucatan region, our table egg production capacity in the southwest region and our hatchery capacity in the northern region of Mexico.

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

Bachoco’s facilities in the U.S.

We have facilities across the River Valley area in Arkansas, Oklahoma and in Georgia. We process around 3.2 million chickens per week in those facilities. Our offices are in Fort Smith, Arkansas. Our slaughter and deboning plants and feed mills are located in Fort Smith and in Heavener, Oklahoma. We have further-processing plants to produce value-added chicken products in Fort Smith, Oklahoma city and Muldrow, Oklahoma; hatcheries in Fort Smith, Heavener and Stigler, Oklahoma; broiler research farms, in Greenwood, Arkansas and Hartford, Arkansas; and our cooler storage and distribution center, in Muldrow.

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

Year 2016 Overview

In 2016, we posted improvements in our total sales and volume sold in our main product lines as compared to the previous year.

These results were driven by external and internal conditions. Externally, we benefitted from (i) the strong level of demand and consumption of poultry products in Mexico and in the U.S. and (ii) the stable cost of our main raw materials, in U.S. dollar terms, which helped to offset the depreciation of the Mexican peso against the U.S. dollar in 2016.

Internally, we increased our volumes sold in our main product lines primarily due to (i) the implementation of several projects to alleviate bottlenecks, (ii) our ability to capture efficiencies to continue as a low cost producer company and (iii) the implementation of several projects to be closer to our customers and better understand and attend to their needs.

Macroeconomic Conditions in Mexico

In 2016 Mexican macroeconomic conditions continued with a high level of volatility, especially towards the end of the year. Consequently, the Mexican peso continued to depreciate against the U.S. dollar, the annual inflation rate was 3.36% and the economic growth was 2.3%, below the expectations at the beginning of the year.

The Mexican peso-U.S. dollar exchange rate depreciation that occurred in 2016 had an effect on our financial results, primarily, for the following reasons:

a) Approximately 25.8% of our sales correspond to our U.S. operations and are denominated in U.S. dollar terms. Therefore, these sales were positively affected by the Mexican peso-U.S. dollar exchange rate depreciation when preparing our results in Mexican peso terms.

b) About 35.7% of our total debt for the year ended December 31, 2016 was denominated in U.S. dollars. Therefore, this indebtedness was negatively affected by the Mexican peso-U.S. dollar exchange rate depreciation when preparing our results in Mexican peso terms.

c) The increase in the cost of our raw materials purchased in U.S. dollars, which occurred as a result of the Mexican peso-U.S. dollar exchange rate depreciation, was partially offset by a decrease in the prices of our main raw materials, such as grain and soybean meal, in U.S. dollar terms.

According to UNA estimates, in 2016, the volume of chicken and eggs produced in Mexico grew approximately 3.0% and 4.0%, respectively, which means that the Mexican poultry industry continued growing at normalized levels after recovering from the avian flu outbreak in 2013 that affected supply.

Operating Performance

All figures discussed below are information for 2016, with comparative figures of 2015 and 2014 prepared in accordance with IFRS and are presented in millions of pesos unless otherwise indicated. This information should be read in conjunction with our Audited Consolidated Financial Statements.

The following table sets forth selected components of our results of operations for each of the periods indicated:

STATEMENT OF PROFIT OR LOSS DATA

In millions of pesos, for the years ended December 31,	2016	2015	2014
	$	$	$
Net revenues	52,020.3	46,229.0	41,779.1
Cost of sales	42,635.1	36,847.5	32,495.0
Gross profit	9,385.2	9,381.5	9,284.1
General, selling and administrative expenses	4,847.9	4,323.4	3,781.3
Other income (expenses), net	260.2	(4.6)	(160.9)
Operating income	4,797.6	5,053.5	5,341.9
Net finance income	797.0	446.6	246.9
Income tax	1,643.4	1,680.6	1,656.1

Profit attributable to controlling interest	3,946.6	3,812.8	3,926.9
Profit attributable to non-controlling interest	4.5	6.7	5.7
Profit for the year	3,951.2	3,819.5	3,932.7
Basic and diluted earnings per share(1)	6.58	6.36	6.55
Basic and diluted earnings per ADR(2)	78.90	76.30	78.66
Dividends per share(3)	1.300	1.500	0.00
Weighted average shares outstanding(4)	599,980	599,631	599,955

(1)	Calculated based on the weighted average number of basic and diluted shares. No potentially dilutive shares exist in any of the years presented, for which reason, basic and diluted earnings per share are the same.
(2)	Each ADR represents twelve shares.
(3)	Dividends per share have been computed by dividing the total amount of dividends paid by the weighted average shares outstanding.
(4)	In thousands of shares.

Operating Results 2016 vs 2015

The following table sets forth, for each of the periods indicated, our net revenues by main product lines as a percentage of total net revenues, in each period:

NET REVENUES BY OPERATING SEGMENTS

In millions of pesos	2016		2015		Change
	$	%/sales	$	%/sales	$	%
Net Revenues	52,020.3	100.0	46,229.0	100.0	5,791.3	12.5
Total Poultry	46,852.5	90.0	41,789.5	90.4	5,063.0	12.1
Others	5,167.8	10.0	4,439.5	9.6	728.2	16.4

NET REVENUES BY GEOGRAPHY

In millions of pesos	2016		2015		Change
	$	%/sales	$	%/sales	$	%
Net Revenues	52,020.3	100.0	46,229.0	100.0	5,791.3	12.5
In Mexico	38,582.1	74.2	35,125.7	75.9	3,456.4	9.8
In the U.S.	13,438.2	25.8	11,103.3	24.1	2,334.9	21.0

Net Revenues

In 2016, net sales totaled $52,020.3 million, $5,791.3 million or 12.5% more than the $46,229.0 million reported in the same period in 2015. The increase in sales is attributed mainly to (i) higher volumes sold as we had more product available and (ii) price increases mainly in chicken, swine and balanced feed.

In 2016, sales of our U.S. operations represented 25.8% of our total sales, compared with 24.1% in 2015.

The Company’s sales of poultry products increased 12.1% in 2016, mainly as a result of an 8.5% increase in poultry prices and a 3.4% increase in volume sold. The increase in price was due in part to an increase in our U.S. operations in Mexican peso terms.

Sales of the “others” lines increased 16.4% due to an increase of 7.9% in volume sold and price increases in balanced feed and swine mainly.

The following table sets forth a breakdown of our operating results for each of the periods indicated:

COST OF SALES

	2016		2015		Change
	$	%/sales	$	%/sales	$	%
Cost of sales	42,635.1	82.0	36,847.5	79.7	5,787.6	15.7
Poultry	38,285.4	73.6	32,906.8	71.2	5,378.6	16.3
Others	4,349.7	8.4	3,940.7	8.5	409.0	10.4

Our total cost of sales increased $5,813.6 million or 15.7% in 2016, when compared to the previous year.

This increase was mainly attributable to higher volumes sold and higher raw material costs in Mexican peso terms due to the depreciation of the Mexican peso against the U.S. dollar. The increase in volumes sold represented a 4.4% increase with the remaining increase resulting from the increase in the cost of our main raw materials.

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

There are many other factors with much smaller contributions to the overall cost of sales. All of these secondary factors individually registered immaterial changes from 2016 to 2015.

GENERAL, SELLING AND ADMINISTRATIVE EXPENSES

	2016		2015		Change
	$	%/sales	$	%/sales	$	%
Total SG&A	4,847.9	9.3	4,323.4	9.4	524.5	12.1

In 2016, general, selling and administrative expenses totaled $4,847.9 million, compared to the $4,323.4 million reported in 2015, representing an increase of $524.5 million or 12.1%. Approximately 37% of this increase was attributable to more volume sold, 32.0% was due to the sale of more value-added products in our U.S. operations and partially due to the consolidation of our US operation to Mexican pesos.

The rest of this increase was the result of additional expenses incurred in the implementation of projects to further improve our operating efficiency, the services we provide to our customers and our understanding of the needs of our customers.

We expect to experience additional benefits resulting from these projects in the upcoming years.

In 2016 and 2015, our general, selling and administrative expenses represented 9.3% and 9.4% of total sales respectively.

The main components that comprised our general, selling and administrative expenses in the past three years are the following: freight and transportation equipment expenses (about 38%), labor (about 32%) and publicity (about 4%), with no significant variation in these percentages.

OTHER INCOME (EXPENSE) NET

	2016		2015		Change
	$	%/sales	$	%/sales	$	%
Other income (expense) net	260.2	0.5	(4.6)	(0.0)	264.8	NA

Other income (expense) includes mainly the gains and losses on sales of by-products, sales of hens, asset disposal, sales of unused fixed assets and others.

In 2016, we recognized other income of $260.2 million and in 2015 we recorded other net expenses of $4.6 million. The increase was due mainly to the sale of unused fixed assets.

OPERATING INCOME

	2016		2015		Change
	$	%/sales	$	%/sales	$	%
Operating Income	4,797.6	9.2	5,053.5	10.9	(255.9)	(5.1)

Operating income in 2016 totaled $4,797.6 million, this represented a decrease of $255.9 million or 5.1%, when compared to the operating income of $5,053.5 million reached in 2015. This decrease is mainly attributed to an increase in cost of sales and general, selling and administrative expenses as explained above.

The operating margin in 2016 and 2015 was 9.2% and 10.9% respectively.

NET FINANCE INCOME

	For the year ended December 31,				Change
	2016 $	% over sales	2015 $	% over sales	$	%
Net Finance Income	797.0	1.5%	446.6	1.0%	350.4	78.5
Financial Income	969.2		593.8		375.4	63.2
Financial Expense	172.2		147.2		25.0	16.9

In 2016, we reported net financial income of $797.0 million, compared to net financial income of $446.6 million in 2015. This increase was mainly due to an increase in our financial income driven by higher interest income on our investments and a higher level of foreign currency exchange gains.

Financial income of $969.2 million in 2016 was mainly attributable to a $638.0 million of interest income and a $297.5 million in foreign currency exchange gain. This gain was partially offset by $129.8 million in interest expense and a $42.4 million in commissions and financial expenses.

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

For more details see Note 28 to our Audited Consolidated Financial Statements.

The following table sets forth our tax position for each of the periods indicated and is described in more detail in Note 20 to our Audited Consolidated Financial Statements included herein:

TOTAL INCOME TAX

	For the year ended December 31,
	2016	2015	Change
	$	$	$	%
Total income taxes (benefit) expense,	1,643.4	1,680.6	(37.2)	(2.2)
Current income tax	1,260.5	1,488.5	(228.0)	(15.3)
Deferred income tax	382.9	192.1	190.8	99.4

In 2016, total income tax expense was $1,643.4 million, compared to income tax expense of $1,680.6 million in 2015. This decrease is mainly attributable to a $228.0 million decrease of current income taxes; partially offset by a $190.8 increase in deferred income tax.

The effective income tax rate was 29.4% in 2016 and 30.6% in 2015. The decrease was mainly due to the higher net effect of inflation.

Deferred income tax liability in 2016 increased $543.5 million, as a result of the following movements in temporary differences during the year: (i) an increase of $212.1 million for inventories, (ii) $209.5 million for property plant and equipment and (iii) a decrease of $128.5 million for accounts payable. This increase was partially offset by a decrease of $50.2 million for prepaid expenses.

The following table sets forth our profit for the year for each of the periods indicated:

PROFIT FOR THE YEAR

	For the years ended December 31,
In millions of pesos	2016	2015	Change
	$	$	$	%
Profit for the year attributable to:	3,951.1	3,819.5	131.6	3.4
Controlling interest	3,946.6	3,812.8	133.8	3.5
Non-controlling interest	4.5	6.7	(2.2)	(32.8)
Basic and diluted earnings per share(1)	6.58	6.36	0.22	3.5
Net income per ADR(1)	78.9	76.30	2.64	3.5

(1) In pesos.

As a result of the factors detailed above, our net income for 2016 totaled $3,951.2 million, or $6.58 per basic and diluted share ($78.94 per ADR), which is a $131.7 million or 3.4% increase when compared to $3,819.5 million in net income or $6.36 per basic and diluted share ($76.30 per ADR) reported in 2015.

Our consolidated net margin in 2016 was 7.6% compared to a consolidated net margin of 8.3% in 2015.

The following table shows reconciliation of EBITDA and EBITDA margin to consolidated net income for each of the periods indicated.

EBITDA RESULT

	For the years ended December 31,
	2016	2015	Change
	$	$	$	%
Net income	3,951.1	3,819.5	131.6	3.4
Income tax expense	1,643.4	1,680.6	(37.2)	(2.2)
Net finance income	(797.0)	(446.6)	(350.4)	78.5
Depreciation and amortization	979.5	819.9	105.9	12.9
EBITDA result	5,777.0	5,873.4	(96.4)	(2.6)
EBITDA margin (%)	11.1%	12.7%	-	-

EBITDA result in 2016 and 2015 reached $5,777.0 and $5,873.4 million respectively, representing an EBITDA margin of 11.1% and 12.7%.

Operating Results 2015 vs 2014

The following table sets forth, for each of the periods indicated, our net revenues by main product lines as a percentage of total net revenues, in each period:

NET REVENUES BY OPERATING SEGMENTS

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

In 2015, sales of our U.S. operation represented 24.1% of our total sales, compared to 20.2% in 2014. During 2015, both our Mexican and U.S. operations reached an historical level of volumes sold.

The Company’s sales of poultry products increased 10.0% in 2015, mainly as a result of a 1.9% increase in poultry prices and a 7.9% increase in volume sold. The increase in price was due in part to an increase in our U.S. operations in Mexican peso terms.

Sales of the other lines increased 17.3% due basically to 21.5% in volume sold, mainly in balanced feed and swine.

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

In 2015 and 2014, our general, selling and administrative expenses represented 9.4% and 9.1% of total sales, respectively.

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

The following table shows reconciliation of EBITDA and EBITDA margin to consolidated net income for each of the periods indicated.

EBITDA RESULT

	For the years ended December 31,
	2015	2014	Change
	$	$	$	%
Net income	3,819.5	3,932.7	(113.1)	(2.9)
Income tax expense (benefit)	1,680.6	1,656.1	24.5	1.5
Net finance income	(446.6)	(246.9)	(199.6)	80.9
Depreciation and amortizations	819.9	805.7	14.3	1.8
EBITDA result	5,873.4	6,147.6	(274.1)	(4.5)
EBITDA margin (%)	12.7%	14.7%	-	-

EBITDA result in 2015 and 2014 reached $5,873.4 and $6,147.6 million respectively, representing an EBITDA margin of 12.7% and 14.7%.

Critical Tax and Accounting Policies

The following information is a summary of the fiscal and accounting policies that could materially affect the Company’s operations or investments.

Income TaxYear 2016

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

The income tax rate for OK Foods is 35.0%

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

B.	Liquidity and Capital Resources

We are a holding company with no significant operations of our own. Our principal sources of liquidity are:

-	The sales of our products through our subsidiaries in the Mexican and U.S. markets;

-	Credit lines we use from time to time; as of December 31, 2016 and 2015, the unused credit lines of the Company totaled $5,551.3 and $6,156.2 million, respectively. The Company did not pay any commission or charge for the unused credits.

-	The current Mexican bond issuance program available until August 2017. For more details, please refer to Item 12 (“Description of Securities Other than Equity Securities”) of this Annual Report.

Liquidity and Capital Resources 2016 vs 2015

TOTAL CASH, CASH EQUIVALENTS, INVESTMENT IN SECURITIES AND DERIVATIVES FINANCIAL INSTRUMENTS

	As of December 31,
In millions of pesos	2016	2015	Change
	$	$	$	%
Total cash, cash equivalents, and investment in securities and derivative financial instruments	15,659.8	15,290.1	369.7	2.4
Cash and cash equivalents	14,681.2	14,046.3	634.9	4.5
Investment in securities	970.3	1,242.6	(272.3)	(21.9)
Derivative financial instruments	8.3	1.2	7.1	591.7

In 2016, cash and cash equivalents, and investments in securities at fair value through profit or loss totaled $15,659.8 million, $369.7 million or 2.4%, more than the $15,290.1 million recorded in 2015, mainly due to the net cash provided from our operating activities.

As of December 31, 2016, we held cash and cash equivalents in our U.S. operations equivalent to $37.3 million.

ACCOUNTS RECEIVABLE

	As of December 31,
In millions of pesos	2016	2015	Change
	$	$	$	%
Total accounts receivable	3,629.1	2,533.4	1,095.7	43.3

Accounts receivable increased $1,095.7 million, or 43.3%, when compared to 2015. This increase is mainly due to a $615.0 million increase in trade receivables, $461.2 million of recoverable value-added tax and other recoverable taxes, which was partially offset by a decrease of $28.1 million on income tax receivable.

For more detail, please see Note 9 of the Audited Consolidated Financial Statements.

ACCOUNTS PAYABLE

	As of December 31,
In millions of pesos	2016	2015	Change
	$	$	$	%
Total accounts payable	4,545.2	4,597.1	(51.9)	(1.1)

In 2016, accounts payable decreased $51.9 million or 1.1% when compared to 2015. This decrease is mainly due to a $154.0 million decrease in trade payables and $96.9 million in provisions. This decrease was partially offset by an increase of $160.1 million in Sundry creditors and expenses payable.

For more detail please see Note 18 of the Audited Consolidated Financial Statements.

TOTAL DEBT

	As of December 31,
In millions of pesos	2016	2015	Change
	$	$	$	%
Total debt	4,047.9	4,127.0	(79.1)	(1.9)
Short-term debt (1)	1,597.5	1,631.9	(34.4)	(2.1)
Long-term debt (2)	950.4	995.1	(44.7)	(4.5)
Short-term debt (Local bond issue)	1,500.0	0.0	1500.0	100.0
Long-term debt (Local bond issue)	0.0	1,500.0	(1,500.0)	(100.0)

(1)	Includes notes payable to banks and current portion of long-term debt.
(2)	Does not include current installments of long-term debt.

As of December 31, 2016, total debt was $4,047.9 million, a decrease of $79.1 million or 1.9% when compared to $4,127.0 million of total debt as of December 31, 2015.

Most of our short-term debt consists of a Mexican bond issuance of $1,500.0 million in the second quarter of 2012, due in 2017. This bond accrues interest at the reference rate of 28-day TIIE (“Equilibrium Interbank Interest Rate”), plus accruing interest at TIIE + 0.60%. The funds obtained were used primarily used to pre-pay certain outstanding debt, some of which was previously incurred in our acquisition of OK Foods.

For details of maturity of our debt and the prevailing interest rates, see Note 17 of our Audited Consolidated Financial Statements.

WORKING CAPITAL

	As of December 31,
In millions of pesos	2016	2015	Change
	$	$	$	%
Working Capital	18,614.1	18,079.2	534.9	3.0
Total current assets	26,930.4	24,722.0	2,208.4	8.9
Total current liabilities	8,316.3	6,642.8	1,673.5	25.2

The working capital in the table above was calculated as current assets minus current liabilities.

In 2016, our working capital increased $534.9 million or 3.0% when compared to year 2015, due primarily to increases in our level of cash, which in turn resulted from an increase in cash from operating activities and from financing activities, as well as an increase in current liabilities as part of our noncurrent debt came into current debt this year.

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

Liquidity and Capital Resources 2015 vs 2014

TOTAL CASH, CASH EQUIVALENTS, PRIMARY AND DERIVATIVES FINANCIAL INSTRUMENTS

	As of December 31,
In millions of pesos	2015	2014	Change
	$	$	$	%
Total cash, cash equivalents, and primary and derivative financial instruments	15,290.1	11,968.3	3,321.8	27.8
Cash and cash equivalents	14,046.3	11,036.1	3,010.2	27.3
Investment in securities	1,242.6	925.5	317.1	34.3
Derivative financial instruments	1.2	6.7	(5.4)	(81.3)

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

In 2015, our working capital increased $2,882.7 million or 19.0% when compared to 2014, due primarily to increases in our level of cash, which in turn resulted from an increase in cash from operating activities and from financing activities.

CAPITAL EXPENDITURES

In millions of pesos, for the years ended December 31,	2016	2015	2014
	$	$	$
Capital Expenditures	2,459.7	1,824.5	1,241.1

Most of the capital investments in the past years were financed with cash flows generated from our own operations.

In 2016, we made capital expenditures of $2,459.7 million, which were mainly allocated towards our organic growth plans by investing in projects that will make our processes more efficient as well as alleviating bottlenecks and in the replacement of part of our transportation fleet and of other equipment in all of our facilities.

In 2015, capital expenditures totaled $1,824.5 million, an increase when compared to the $1,241.1 million expended in 2014. In 2015, the Company implemented new projects for organic growth, aiming to alleviate certain bottlenecks in various processes, thereby increasing production, and to improve productivity in both of our U.S. and Mexican operations.

In 2014, capital expenditures totaled $1,241.1 million, incurred primarily in (i) the replacement of our transportation fleet and other equipment in our facilities, (ii) the completion of certain expansion projects (iii) the implementation of productivity projects in our chicken farms and in some processing plants, (iv) increasing eggs production capacity and (v) additional IT systems.

The Company plans to carry out several projects, primarily in Mexico, to gradually increase our poultry production over the course of the next few years.

See Note 14 of our Audited Consolidated Financial Statements for more details.

OPERATING LEASES

In millions of pesos, for the years ended December 31,	2016	2015	2014
	$	$	$
Operating Leases expense	403.1	359.7	311.6

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

The main risk that the Company faces is the volatility in the Mexican peso-U.S. dollar exchange rate.

A large variation in Mexican peso-U.S. dollar exchange rate could affect our financial results, as a greater percentage of our sales are made in pesos, and a large percentage of our purchases of raw material are made in U.S. dollars.

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

See Note 8 to our Audited Consolidated Financial Statements for more information.

DEBT IN FOREIGN CURRENCY 2016 vs 2015

	As of December 31,
	2016	2015	Change
	$	$	$	%
Short-term financial debt liabilities in foreign currency(1)	1,444.8	1,462.9	(18.1)	(1.2)

(1) The foreign currency is U.S. dollars.

In 2016, our bank debt denominated in U.S. dollars totaled $1,444.8 million pesos (equivalent to $70.0 million USD), $18.1 million pesos or 1.2% lower than the $1,462.9 million pesos (equivalent to $85.0 million USD) in 2015. The short-term bank debt in U.S. dollars had an annual average interest rate of 1.04% in 2016, 1.05% in 2015.

The Company’s risk committee approves any change in policies and reviews the application of current policies.

At the end of 2016, we had assets denominated in U.S. dollars of $3,235.2 million pesos and liabilities of $3,588.3 million pesos, resulting in a net liability position of $353.1 million pesos (or $17.1 million USD).

For more details see Note 8 and Note 17 to our Audited Consolidated Financial Statements.

LIABILITIES IN FOREIGN CURRENCY 2015 vs 2014

	As of December 31,
	2015	2014	Change
	$	$	$	%
Short-term liabilities in foreign currency(1)	1,462.9	221.3	(1,241.6)	(561.0)

(1) The foreign currency is U.S. dollars.

In 2015, our bank debt denominated in U.S. dollars totaled $1,462.9 million pesos (equivalent to $85.0 million USD), $1,241.6 million pesos or 561.2% higher than the $221.3 million pesos (equivalent to $15.0 million USD) in 2014. The short-term bank debt in U.S. dollars had an annual average interest rate of 1.05% in 2015 and 1.10% in 2014.

The Company’s risk committee approves any change in policies and reviews the application of current policies.

At the end of 2015, we had assets denominated in U.S. dollars of $1,647.4 million pesos and liabilities of $3,903.6 million pesos, resulting in a net liability position of $2,256.2 million pesos (or $131.1 million USD).

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

The most significant trends that might have a negative impact on the Company’s operating performance are the following:

-	Mexico is facing a macroeconomic uncertainty regarding its GDP growth.

-	Despite the lower trend we have observed in the prices of our main raw material prices in U.S. dollar terms, the sharp increase in the Mexican peso depreciation against the U.S. dollar will not allow us to capitalize the benefit from these lower grain and soybean meal prices.

-	We might be affected by more aggressive competition from our peers in the markets in which we operate.

-	Finally, we may also be negatively affected by any poultry sanitary issues that may arise in regions where our production centers are located, which may affect our production volumes and production costs.

E.	Off-Balance Sheet Arrangements

In 2016, except for our operating lease agreements, we do not have off-balance sheet arrangements that might have current or future effects on the Company’s financial condition. Disclosure of operating leases is included in this Annual Report under Item 5-B.

F.	Tabular Disclosure of Contractual Obligations

Our major categories of indebtedness included the following:

-	As of December 31,2016 and 2015, we had $1,652.7 and $9.0 million in current portion of long-term debt respectively.

-	Long-term debt to banks, excluding the current installments of long-term debt, as of December 31, 2016 and 2015 was $950.4 and $2,495.1 million, respectively.

-	The weighted average interest rates on long-term debt, excluding the Mexican bond issuance, for years 2016 and 2015 were 4.04% and 3.07%, respectively.

See Note 17a and b of our Audited Consolidated Financial Statements for more detail.

The Company has certain leases related to operating assets, including farms and administrative offices. The following table summarizes the Company´s contractual obligations as of December 31, 2016. The table does not include current installments of long-term debt, accounts payable or pension liabilities.

CONTRACTUAL OBLIGATIONS

In millions of pesos	Total	2017	2018	2019	2020	2021
		$	$	$	$	$
Long-term debt(1)	950.4	0.0	842.8	107.6	-	-
Operating leases(2)	430.6	107.8	78.7	57.8	72.1	114.1

(1)	See Note 17-c of the Audited Consolidated Financial Statements for more detail.
(2)	See Note 23 of the Audited Consolidated Financial Statements for more detail.

Operating lease expense for 2016 was $403.1 and, the Company did not make early payments of its long-term debt.

The following table sets forth the maturity amounts of interest to be paid in connection with the long-term debt described above.

INTEREST

In millions of pesos	Total	Less than 1 year	From 1 To 3 years	From 3 to 5 years
Interest	$279.0	$142.1	$136.9	$0

G.	Safe Harbor

Not applicable.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

We produce and sell our products throughout Mexico and in parts of the United States. As described further below, our operations are closely controlled by our majority shareholder, which directs our business strategy and operations through various committees that are made up of members of our Board of Directors (“BOD”). The principal BOD committees include the Executive Committee (“EC”), the Investments Committee (“IC”) and the Audit and Corporate Practices Committee (“ACPC”) (collectively, the “BOD Committees”). The BOD Committees, in turn, rely on the Chief Executive Officer (“CEO”) who oversees a group of managers, comprised of regional operating managers and executive managers, to execute the Company’s operating plan.

The Chief Operating Decision Maker (CODM) role is carried out by our BOD. The BOD is integrated by eight Proprietary Shareholders Directors, four Independent Directors and four Alternate Directors.

We are controlled by the Robinson Bours family, who collectively own 73.25% of our outstanding voting shares. The Robinson Bours family plays an active role in managing the Company through its participation in our BOD, where it holds a majority vote thereby granting it control over all of the BOD’s committees, activities and decisions.

In addition to carrying out the traditional roles of a typical board of directors, such as authorizing annual budgets, major investments and the hiring and compensation of executive management, the activities of our BOD also encompass managing certain key aspects of the Company’s operations, such as assuring the production of the Company’s products, exploiting growth opportunities and maximizing profitability. The BOD relies on its committees to carry out such management functions.

The EC is an intermediate management body, comprised entirely by Robinson Bours family members, that meets at least 10 times a year with the Company’s CEO. During such meetings, the following matters, among others, are addressed:

•	General business strategy for the Company, including growth strategy and initiatives.
•	Analysis and approval of the Company’s organizational structure.
•	Discussion of relevant matters of the Company’s operations, including, among others, the identification and follow up on both opportunities as well as significant adverse events.
•	Analysis and follow up on the financial performance of the Company.
•	Approval and appointment of management.

The IC is comprised of the same members as the EC and is responsible for analyzing all investment and capital expenditure proposals and meets at least six times a year with the CEO. Based on their analysis, the IC and the CEO identify which investment and capital expenditure proposals to submit to the BOD for approval.

The ACPC is comprised mainly by independent directors. The mandate of the ACPC is to establish and monitor controls and procedures in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. On November 3, 2015, during our shareholders’ ordinary meeting, Mr. Guillermo Ochoa Maciel was elected president of the ACPC. Mr. Ochoa Maciel possesses all the characteristics included in the definition of an “audit committee financial expert” within the meaning of Item 16A. He was appointed as an independent member of the BOD and as an independent director financial expert.

Our CEO is the only management team member that reports directly to the BOD, and is responsible for executing the operating plans for all product lines that are developed jointly between the BOD’s committees and the CEO, and approved by the BOD. Given the CEO’s responsibilities in overseeing the Company’s operating managers, which are discussed in more detail below, we have considered whether the CEO plays the role of CODM for the Company. However, in our judgment, the BOD is the CODM, by virtue of the BOD’s close involvement in the CEO’s activities, the resulting overlap in the respective functions of the CEO and the BOD and the BOD’s ability to override decisions taken by the CEO.

The individual responsible for reporting to the BOD and executing the Company’s operating plan is our CEO.

The BOD, through the EC, meets with the CEO generally on a monthly basis.

The financial information that is reviewed by the CODM in preparation for the meetings and the financial information that is discussed during those meetings is comprised as follows:

•	A discrete monthly statement of profit and loss for our operating segments, up to gross profit level.
•	Updates regarding raw materials price conditions.
•	Certain key performance measures such as volume, prices and estimated cost on a discrete basis for our operating segments.
•	Consolidated entity-wide earnings before interest, income taxes, depreciation and amortization (EBITDA).
•	A consolidated entity-wide statement of profit and loss.
•	A consolidated entity-wide statement of financial position.
•	A consolidated entity-wide statement of cash flow.

The CODM normally makes additional requests for supplemental financial information, which vary depending on the circumstances. Examples of such supplemental financial information, which is disaggregated by product, include:

•	Enhanced discussion and analysis of significant period to period changes in operating results,
•	Further detail regarding gross profit and cost, and
•	Sales analysis explaining differences from prior period sales and deviations from our budget.

The CEO formally meets with the full BOD four times a year, usually in January, April, August and October of each year.

The financial information that is reviewed by the CODM in preparation for the meetings and the financial information that is discussed during those meetings is comprised as follows:

•	A discrete monthly statement of profit and loss for our operating segments, up to gross profit level.
•	A consolidated entity-wide statement of profit and loss.
•	A consolidated entity-wide statement of financial position.
•	A consolidated entity-wide statement of cash flow.

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

At our annual stockholders’ meeting held on April 27, 2016, we ratified the membership of our Board of Directors. Additionally, Mr. David Gastelum Cazares was appointed as an independent member of the Board of Directors.

Currently our board of directors is composed of the following members:

MEMBERS OF THE BOARD	Year of Birth	Member since
Chairman of the Board and Proprietary Shareholder Director:
Javier R. Bours Castelo	1953	1982
Proprietary Shareholder Directors:
Jose Gerardo Robinson Bours Castelo	1958	2008
Jesus Enrique Robinson Bours Muñoz	1951	1994
Jesus Rodolfo Robinson Bours Muñoz	1957	2002
Arturo Bours Griffith	1955	1994
Octavio Robinson Bours	1952	1997
Ricardo Aguirre Borboa	1954	1994
Juan Salvador Robinson Bours Martinez	1965	1994
Alternate Directors:
Jose Eduardo Robinson Bours Castelo	1956	1994
Jose Francisco Bours Griffith	1950	1994
Guillermo Pineda Cruz	1948	1994
Gustavo Luders Becerril	1953	2011
Independent Directors:
Avelino Fernandez Salido	1938	2003
Humberto Schwarzbeck Noriega	1954	2003
Guillermo Ochoa Maciel	1955	2015
David Gastelum Cazares	1951	2016
Secretary of the Board:
Eduardo Rojas Crespo	1969	2008

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

Jose Gerardo Robinson Bours Castelo, Proprietary Shareholder Director since 2008. He previously served as Director of Planning and Projects. Mr. Bours holds a degree in Computer Systems Engineering from the ITESM. He currently serves as member of the Board of the following companies: Megacable Holdings, S.A.B. de C.V., Congeladora Horticola, S.A. de C.V., Ocean Garden S.A., Industrias Boca, S.A. de C.V. and Fertilizantes Tepeyac S.A. de C.V, Centro de Servicios Empresariales del Noroeste, S.A. de CV., and member of the regional board of Citi Banamex and Banorte. He is also Chairman of Fundacion Mexicana para el Desarrollo Rural del Valle del Yaqui and the ITESM in Obregon.

Jesus Enrique Robinson Bours Muñoz, Proprietary Shareholder Director since 1994. He has previously worked in Bachoco as Production Director and Divisional Manager. Mr. Robinson Bours holds a degree in Engineering from the University of Arizona. He is also a member of the Board of Directors of San Luis Corporacion S.A. de C.V. and Megacable Holdings, S.A.B. de C.V.

Jesus Rodolfo Robinson Bours Muñoz, Proprietary Shareholder Director since 2002. Mr. Robinson Bours previously served in the Company as Production Manager in the Northwest and Bajio divisions, Commercial Manager in Northwest Division and Purchasing Manager at the Bajio Division. Mr. Robinson Bours holds a degree in Agricultural Engineering from the University of Arizona. He has business experience in agriculture and raising livestock with Agricola Monte Cristo S.A. de C.V., Agricola Rio Yaqui S.P.R. de R.L., Agricola Nacapul S.P.R. de R.L., Ganadera Cocoreña S.P.R. de R.L., and Chairman of the Board of the Cultural Center of Cocorit, A.C. He is currently Director of Productos Orgánicos la Cocoreña S.P.R. de R.L.

Arturo Bours Griffith, Proprietary Shareholder Director since 1994. Mr. Bours Griffith completed professional studies at the University of Arizona. He is also Chairman of the board of Qualyplast, S.A. de C.V., and a member of the board of Megacable Holdings, S.A.B. de C.V., Centro de Servicios Empresariales del Noreste, S.A. de C.V., and Taxis Aereos del Noroeste, S.A. de C.V.

Octavio Robinson Bours, Proprietary Shareholder Director since 1997. Mr. Robinson Bours holds a degree in Agricultural Engineering from the ITESM. He has experience in swine production, agriculture and aquaculture. He is a board member of several companies such as Productos Agropecuarios La Choya, S.A. de C.V., Agropecuaria Bomanz S.A. de C.V., Gasbo S.A. de C.V., Kowi S.A. de C.V., INDEPROM, S.A. de C.V., SOFOM ENR.

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

Jose Francisco Bours Griffith, Alternate Director of Mr. Octavio Robinson Bours and Mr. Arturo Bours Griffith, since 1994. Mr. Bours Griffith holds a degree in Civil Engineering from the Universidad Autonoma de Guadalajara. Mr.  Bours Griffith has worked at Bachoco as Engineering Manager. He is currently dedicated to agricultural operations and has run two aquaculture farms for 17 years.

Guillermo Pineda Cruz, Alternate Director of Jesus Enrique Robinson Bours and Mr. Arturo Bours Griffith since 1994. Mr. Pineda holds a degree in Civil Engineering from the ITESM and a master’s degree in Business Administration from the Instituto Tecnologico de Sonora. He is also a member of the Board of Directors of Banamex and was a regional member of the Board of Directors of Grupo Financiero Serfin, Inverlat and InverMexico. He co-founded Edificadora PiBo, S.A. de C.V. since 1983 and is currently the Chairman of its Board of Directors.

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

Guillermo Ochoa Maciel, Independent Director and has been a member of the board since November 2015. Mr. Ochoa Maciel holds a degree in public accounting from the Universidad de Guadalajara, México. Mr. Ochoa Maciel was employed at KPMG Cardenas Dosal, S.C., for over 36 years (the last 26 as firm partner). Since 2015, he has been the president of the board and director of his own consulting and real estate development firm. Mr. Ochoa Maciel has significant experience in financial audits, corporate governance matters (including Sarbanes-Oxley compliance) and equity and debt transactions both locally in Mexico as well as internationally (both private and SEC-registered) as well as IFRS and U.S. GAAP accounting matters. Mr. Ochoa Maciel was elected president of the Audit and Corporate Practices Committee during the ordinary stockholders’ meeting that took place on November 3, 2015.

David Gastelum Cazares, Mr. Gastelum was elected as an independent member of the Board of Directors during the annual stockholders’ meeting held on April 27, 2016. Mr. Gastelum holds a degree in Veterinary Medicine from the school of Veterinary Medicine of the Universidad Nacional Autonoma de Mexico (“UNAM”) and is also a graduated of the Instituto Panamericano de Alta Dirección de Empresas (“IPADE”). He joined Bachoco in 1979 and served as a pullet sales manager in the states of Sonora and Sinaloa, National Sales Manager of Live Animals and Eggs, Manager of the Northwest Division, Manager of the Mexico City Division and National Sales Manager. He assumed the Director of Sales position from 1992 to 2013.

He worked at La Hacienda, S.A. de C.V. as Technical Advisor and as Area Officer for the Southeast Division Director of Sales. He was for several years vice-president of poultry meat at the Mexican Poultry association and member of the Latin American Poultry Association (ALA). He currently is CEO at Monteblanco, S.A. de C.V., a mushroom producer and sales company, from 2014 up to date. On March 2016, he was elected as member of the Board of Directors of the Music Conservatory of Celaya. Mr. Gastelum is also member of the Board of Directors of the Unión Nacional de Avicultores (UNA).

Humberto Schwarzbeck Noriega, Independent Director, has been a member of the board since 2003. He holds a degree in economics from ITESM. He is currently CEO of Yeso Industrial de Navojoa S.A. de C.V.

Eduardo Rojas Crespo was named Secretary of the Board of Directors in 2008. He holds a Law Degree from UNAM. He holds a post-graduate diploma on Environmental Law and Due Diligence, and a Specialty as well as a Master’s Degree, both in Corporate Law; these three from the Anahuac University. He also holds a diploma on economic competition from the Centro de Investigación y Docencia Económicas (“CIDE”) and has completed studies on Business Management at the IPADE. Mr. Rojas has worked for Bachoco since 2004 as our Chief Legal Officer. Before joining Bachoco, Mr. Rojas worked for 10 years as the Chief Legal Officer of Grupo Fimex.

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

Augusto Franco Gómez, Marketing, Research & Development Director, joined us and assumed his current position in September 2014. Mr. Franco has 17 years of work experience, with strong experience in Latin America, and has worked in foods, food service, HPC products and advertising. He has lived in different countries such as Mexico, Colombia, Bolivia and the U.S. He has worked for companies such as Unilever, Team Foods, Glaxo, General Mills and Leo Burnett and his last position was Marketing Director for Food Solutions in Unilever for the North Latin American region. Mr. Franco has a bachelor’s degree in Business Administration from the Colegio de Estudios Superiores de Administración in Colombia, an International MBA from St. Tomas University in the U.S., and took courses such as New Products Development at the University of Chicago.

B.	Compensation

The table below sets forth the aggregate compensation paid to our directors and executive officers, for services they rendered in their respective capacities, for the years ended December 31, 2016, 2015 and 2014.

TOTAL COMPENSATION

	As of December 31,
	2016	2015	2014
	$	$	$
Compensation, net (in millions pesos)	53.5	42.3	39.5

C.	Board Practices

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

In 2016, around 50.0% of our employees in Mexico were members of labor unions in our operations. As of March 2017 and the date of this Annual Report, labor relations with our employees in Mexico are governed by 52 separate collective labor agreements, each relating to a different group of employees and negotiated on behalf of each such group by a different labor union.

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

In our U.S. operations the only employees represented by a labor union are the hourly employees at our Oklahoma City facility; however, as of the date of this Annual Report, there is no collective bargaining agreement governing the terms and conditions of their employment.

As is typical in the U.S., wages and other terms and conditions of employment are renegotiated periodically. We seek to attract dependable and responsible employees to train at each of our plants and facilities. We offer our employees attractive salary and benefit packages, including a health insurance and a retirement savings plan.

WORKFORCE

	2016	2015	2014	2013	2012
Total employees:	25,725	25,231	24,736	24,486	25,272
in Mexico	22,340	21,964	21,706	21,404	22,048
In the U.S.	3,385	3,267	3,030	3,082	3,224

E.	Share Ownership

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

According to our Depositary Bank, as of January 31, 2017, we had 3,574,521 ADRs outstanding on the NYSE, which represent 7.1% over the total shares and 26.7% over the free float.

ADRs Outstanding

As of December 31:	2016	2015	2014
Total ADRs Outstanding	3,482,595	3,362,229	3,449,735
Percentage Over Total Shares	7.0%	6.7%	6.9%

We estimate that the difference between total shares outstanding at the NYSE and the total free float represents the shares trading at the Mexican Stock Exchange.

According to information providing by BNY Mellon, as of December 31, 2016 and February 28, 2017, from the 100.0% of the total Shares of the Company, there were approximately 109 and 112 shareholders in the NYSE, respectively.

According to the most recent information provided by broker dealers at the date of our 2016 Bachoco’s stockholders Annual meeting, we estimated that there are 1,235 Shareholders on the BMV.

The following table sets forth the Company’s main shareholders, which held 1.0% or more of the total shares of the Company, as of December 31, 2016.

	Shares(1)	Position	Country
Control Trust	312,000,000	52.00%	Mexico
Underwriting Trust	127,500,000	21.25%	Mexico
Renaissance Technologies LLC	6,376,800	1.06%	EEUU

(1)	All shares B Class with full voting rights.

As of March 31, 2017 there have been no significant changes in the composition of the Company’s main shareholders.

B.	Related Party Transactions

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

In addition, during 2015, we granted a short-term loan that bears interest to a related party, Taxis Aereos del Noroeste, S.A. de C.V., for $189.1 million. This loan is recorded in our balance sheet as a current assets under the “Due for related parties” line item. This non-recurring loan was made on terms and conditions substantially similar as those prevailing at the time for comparable transactions with unrelated third parties. As of December 31, 2016 the amount due from Taxis Aereos del Noroeste is $144.6 million pesos.

Aside from the loan described in the paragraph immediately above, neither we nor our subsidiaries have loaned any money to any of our directors or officers, controlling shareholders or entities controlled by these parties.

REVENUES FROM RELATED PARTY TRANSACTIONS

	As of December 31,
In millions of Pesos	2016	2015	2014
	$	$	$
Feed and packaging materials	30.8	32.8	32.2
Vehicles and related equipment	0.0	0.4	1.3
Air Transportation Services	1.9	0.1	0.0

EXPENSES INCURRED IN RELATED PARTY TRANSACTIONS

	As of December 31,
In millions of Pesos	2016	2015	2014
	$	$	$
Feed and packaging materials	733.3	702.2	535.4
Vehicles and related equipment	306.2	232.5	160.8
Air Transportation Services	7.7	7.9	2.0

BALANCES WITH RELATED PARTIES

Balance of Revenues with Related Parties

	As of December 31,
In millions of Pesos	2016	2015	2014
	$	$	$
Feed and packaging materials	4.3	5.4	0.1
Vehicles and related equipment	0.0	0.0	1.8
Air Transportation Services(1)	144.6	189.1	0.0

(1)	As of December 31, 2016, the balance due from Air Transportation Services is comprised of the short-term loan in an amount of $144.6 million we granted to Taxis Aereos del Noroeste, S.A. de C.V., as further described above.

Balance of Accounts Payable with Related Parties

	As of December 31,
In millions of Pesos	2016	2015	2014
	$	$	$
Feed and packaging materials	169.9	146.1	106.7
Vehicles and related equipment	19.6	19.2	19.9
Air Transportation Services	0.5	0.3	0.5

As of December 31, 2016 and 2015, the balances due to related parties are the balances owed denominated in pesos, which do not accrue interest, payable in cash in the short-term, for which there are no guarantees.

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

The Auditors

On September 3, 2013, we announced that the Company’s Board of Directors, as per the Audit Committee’s recommendation, approved the selection of Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu Limited (“Deloitte”) as the Company’s independent registered public accounting firm, effective as of September 30, 2013. Deloitte was ratified as the Company’s external auditor for the 2016 and 2015 fiscal years and remains our external auditor as of the date of this Annual Report.

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

DIVIDENDS

	As of December 31,
	2016	2015	2014
Total dividends declared (in million pesos)	780.0	900.0	0.0
Dividend declared per share (in pesos)	1.300	1.500	0.000
Dividends declared per ADR (in pesos)	15.600	18.000	0.000

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

None

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

	Mexican Stock Exchange					The New York Stock Exchange
	Ticker Symbol: Bachoco In nominal pesos per Share					Ticker Symbol: IBA In U.S. Dollar per ADR
Year	High	Low	Average	Close	Volume	High	Low	Average	Close	Volume
2016	85.65	62.51	77.34	84.75	92,422,713	55.65	41.17	49.68	49.02	5,380,291
2015	89.73	59.23	71.74	70.05	100,682,602	63.49	45.64	54.09	49.23	4,257,623
2014	68.50	44.71	56.62	61.94	91,033,100	61.24	40.37	50.84	49.88	4,937,600
2013	45.25	28.80	38.27	44.16	99,113,100	43.08	27.02	35.92	40.27	4,332,600
2012	30.13	20.59	24.62	30.13	44,787,100	27.97	18.86	22.41	27.92	4,525,400

Quarter	High	Low	Average	Close	Volume	High	Low	Average	Close	Volume
4Q-2016	85.65	77.88	81.71	84.75	20,990,139	53.23	45.76	49.49	49.02	1,911,952
3Q-2016	84.65	76.92	81.59	81.04	20,964,855	55.65	47.29	52.21	50.16	1,214,779
2Q-2016	77.31	70.42	74.62	75.28	26,096,399	52.68	46.04	49.51	48.98	1,114,304
1Q-2016	77.40	62.51	71.21	73.91	24,371,320	53.52	48.67	47.41	51.28	1,139,256
4Q-2015	85.80	65.95	74.50	70.05	31,816,471	61.13	45.64	53.39	49.23	1,598,402
3Q-2015	89.73	69.23	78.98	85.79	25,104,071	63.49	50.51	57.54	61.10	1,118,211
2Q-2015	73.70	64.38	70.01	70.50	21,136,177	58.14	50.87	54.79	54.11	794,201
1Q-2015	67.40	59.23	62.91	63.36	22,625,883	53.78	47.97	50.44	49.85	746,809

Month	High	Low	Average	Close	Volume	High	Low	Average	Close	Volume
Mar-17	85.84	80.23	82.49	84.97	5,661,995	54.55	48.32	51.34	54.24	294,322
Feb-17	83.53	79.53	80.77	80.08	4,772,304	49.08	46.20	47.74	47.88	224,956
Jan-17	87.48	80.47	84.97	80.98	8,778,949	49.02	46.42	47.66	46.43	420,603
Dec-16	85.65	78.99	82.58	84.75	5,684,176	49.69	45.76	48.44	49.02	342,469
Nov-16	82.70	77.88	80.24	80.60	10,422,544	52.56	45.92	47.99	46.90	710,793
Oct-16	84.26	81.26	82.33	83.70	4,883,416	53.23	50.77	52.16	52.90	858,690

Source: Yahoo

Market Maker

Currently the Company does not have any market maker program.

B.	Plan of Distribution

Not applicable.

C.	Markets

On September 19, 1997, Bachoco commenced trading on the BMV and on the NYSE.

As of January 31, 2017, there were 3,574,521 ADRs outstanding at the NYSE. They represented 7.1% of the total shares of the Company or 26.7% of the free float.

Based on these figures, we can assume that the remaining 7.3% of the free float is trading at the Mexican Stock Exchange.

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

Dividends and Distributions

At the annual ordinary general stockholders’ meeting, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the board, to the holders of Shares for their consideration. The holders of Shares, once they have approved the financial statements, determine the allocation of our net profits, if any, for the preceding year. As of December 31, 2016, our legal reserve fund was equal to at least 20% of our paid-in capital stock. Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the stockholders determine, including a reserve for the repurchase of our Shares. The remaining balance of net profits, if any, is available for distribution as dividends. No dividends may be paid, however, unless losses for prior fiscal years have been paid or absorbed.

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

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Shares or ADRs, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership considering the purchase of Shares or ADRs should consult its own independent tax advisor regarding the U.S. federal income tax consequences of investing in Shares or ADRs through a partnership.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. See “U.S. Federal Income Taxation—Passive Foreign Investment Company Rules” below. This discussion is based on the federal income tax laws and regulations of the United States (including the U.S. Internal Revenue Code of 1986, as amended or the “Code”) and Mexico, judicial decisions, published rulings and administrative pronouncements, all as of the date hereof, and all of which are subject to change (possibly with retroactive effect) and different interpretations. Further, this discussion does not address U.S. federal estate and gift tax, U.S. Medicare tax on net investment income or the alternative minimum tax consequences of holding Shares or ADRs or the indirect consequences to holders or equity interests in partnerships (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that own Shares or ADRs. In addition, this discussion does not address the non-U.S., non-Mexican, state or local tax consequences of holding Shares or ADRs. Prospective purchasers of Shares or ADRs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of Shares or ADRs, including, in particular, the effect of any non-U.S., non-Mexican, state or local tax laws.

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

Taxation of Capital Gains

Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Shares or ADRs generally will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. Holder’s adjusted tax basis in the Shares or ADRs and the amount realized on the disposition. A U.S. Holder generally will have an adjusted tax basis in its Shares or ADRs equal to its U.S. dollar cost for such Shares or ADRs. If the Shares or ADRs are treated as traded on an “established securities market,” a cash basis U.S. Holder, and, if it elects, an accrual basis U.S. Holder, will determine the dollar cost of such Shares or ADRs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. If dollars are converted to pesos and immediately used to purchase Shares or ADRs, such conversion generally will not result in taxable gain or loss.

If the consideration that a U.S. Holder receives for the Shares or ADRs is paid in a currency other than the dollar, the amount realized generally will be the dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. If the Shares or ADRs are treated as traded on an “established securities market,” a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

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

Subject to the discussion below under “U.S. Backup Withholding and Information Reporting,” a Non-U.S. Holder of Shares or ADRs will not be subject to U.S. federal income or withholding tax on a dividend paid by us or gain realized on the sale of Shares or ADRs, unless (i) such dividend or gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment or fixed base of such Non-U.S. Holder) or (ii) in the case of gain realized by an individual Non-U.S. Holder, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

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

Backup withholding is not an additional tax. The amount of any backup withholding withheld from a payment will be allowed as a credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. A holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed its U.S. federal income tax liability by filing a timely refund claim with the IRS.

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

The documents concerning us which are referred to in this document are available in our company headquarters, located at Avenida Tecnologico No. 401, Ciudad Industrial, Celaya, Guanajuato, zip code 38010, Mexico, for any inspection required. Part of this information is available on our website, at https://corporativo.bachoco.com.mx/inversionistas/

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

In 2016, 2015 and 2014 we recognized foreign exchange gains of $297.5, $95.4, and $19.9 million, respectively. These gains are mainly attributed to positive results in our investments of cash.

As of December 31, 2016, a hypothetical increase of 10% in the exchange rate, would have resulted in a decrease in the foreign currency position of $35.3 million, which represents a loss from foreign currency exchange rates. On the other hand, a decrease of 10% in the exchange rate would have resulted in an increase in our foreign currency position of $35.3 million, which represents a gain from foreign currency exchange rates.

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

As of December 31, 2016, we had borrowings of approximately $4,027.9 million pursuant to variable rate debt instruments, representing approximately 9.0% of our total assets.

Based on our debt position on December 31, 2016, we estimate that a hypothetical increase in the interest rate of 50 basis points would increase our interest expense by $15.4 million, negatively impacting our net income by the same. Whereas, we estimate that a hypothetical decrease in the interest rate of 50 basis points, would decrease our interest expense by $15.4 million, positively impacting our net income by the same.

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

Based on our results for 2016, we estimate that a hypothetical increase in the price of corn bushel and short-ton of soybean meal of 15% would decrease the loss in our overall derivative position instruments to $9.1 million, negatively affecting our results. Whereas, we estimate that a hypothetical decrease in the price of corn bushel and short-ton soybean meal of 15%, would increase the loss in our overall derivative position instruments to $8.8 million, positively affecting our results.

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

Because our current issued bonds mature in 2017, we are analyzing the possibility of a new issuance under our bond issuance program.

For more detail, see Note 17 of our Audited Consolidated Financial Statements

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

Pursuant to our letter agreement with our Depositary, in 2014 we did not receive any such payment because we renegotiated our contract with BNY Mellon in August 2014 and were not be able to request this benefit until one year from the contract renewal date. In 2016 and 2015, we received a payment of US $69, 852.64 (less fees) and US$67,765.28 (less fees) respectively, as payment for expenses we incurred related to the maintenance of our ADR program, including investor relations expenses and exchange application and listing fees.

Part II

Item 13.	Default, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2016. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, as of December 31, 2016, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance, that information required to be disclosed in the reports we file and submit under the Securities Exchange Act are recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the design and effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. Before 2016, in making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its original 1992 Internal Control—Integrated Framework. In 2016, in making this assessment, the Company adopted the criteria set forth by the COSO in its 2013 Internal Control—Integrated Framework.

Based on this assessment, management concluded that, as of December 31, 2016, the Company’s internal control over financial reporting is effective based on such criteria.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting in the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Industrias Bachoco, S.A.B. de C.V.

We have audited the internal control over financial reporting of Industrias Bachoco, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated April 28, 2017 expressed an unqualified opinion on those financial statements.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu Limited

C.P.C. Francisco Javier Robles Mújica
Querétaro, Qro., Mexico

April 28, 2017

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

Audit and Non-Audit Fees

The following table sets forth the fees billed by Deloitte our independent registered public accounting firm, and paid by us. All amounts are in nominal thousands of pesos, no taxes are included.

AUDIT FEES OF DELOITTE

	As of December 31,
In thousands of pesos,	2016	2015
Total Fees:	$9,383	$9,004
Audit fees	9,015	8,772
Audit related fees	368	232
Other	-	-

Deloitte’s audit related fees in the table above are fees related to the review of the Annual Reports to be released to the Mexican and New York stock exchanges.

In addition to the fees for professional services paid listed in the table above, we reimbursed Deloitte for out-of-pocket expenses they incurred in connection with the performance of their audit, such as lodging and other travel related expenses of $991 and $1,330 in 2016 and 2015, respectively.

Total 2016 audit fees and statutory audit fees agreed to be paid to Deloitte is $7.2 million.

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

The table set below sets forth the information regarding the purchase plan approved by the Board of Directors in the three recent fiscal years.

REPURCHASE PLAN APPROVED

Year	Announced date	Expiration date	Amount	Estimate number of shares that may be purchase under the plan
2016	April 27, 2016	April 25, 2017	$449,640,000	12,000,000	(1)
2015	April 22, 2015	April 26, 2016	$778,320,000	12,000,000
2014	April 23, 2014	April 22, 2015	$576,600,000	12,000,000

(1) The amount includes current shares in the repurchase plan.

The table below sets forth information about the repurchase of our shares on the BMV:

REPURCHASE OF SHARES IN 2016

Monthly operation of the repurchase plan in 2016	Total number of shares purchased	Average price paid per share (in pesos)	Total number of shares purchase as part of the publicly announced plan	Estimate maximum number of shares that may yet be purchased under the plan
Opening balance	10,000	$69.89	10,000	11,990,000
January	50,000	68.00	50,000	11,940,000
February	10,157	70.60	10,157	11,929,843
March	0	0.00	0	11,929,843
April	0	0.00	0	11,929,843
May	0	0.00	0	11,929,843
June	0	0.00	0	11,929,843
July	0	0.00	0	11,929,843
August	0	0.00	0	11,929,843
September	0	0.00	0	11,929,843
October	0	0.00	0	11,929,843
November	0	0.00	0	11,929,843
December	0	0.00	0	11,929,843
Total 2016	70,157	69.50	70,157	11,929,843

REPURCHASED OF SHARES IN 2017

Monthly operation of the repurchase plan in 2017	Total number of shares purchased	Average price paid per share (in pesos)	Total number of shares purchased as part of the publicly announced plan	Estimate maximum number of shares that may yet be purchased under the plan
Opening balance	0	$0.00	0	12,000,000
January 2017	0	0.00	0	12,000,000
February 2017	0	0.00	0	12,000,000
March 2017	0	0.00	0	12,000,000
Total as of March 31, 2017:	0	0.00	0	12,000,000

REPURCHASE PLAN BALANCE

Number of Shares
Total shares in the repurchase plan as of December 31, 2015	10,000
(+) Total shares purchased in 2016	60,157
(-) Total shares sold in 2016	70,157
Total shares in the repurchase plan as of December 31, 2016	0
(+) Total shares purchased as of March 31, 2017	0
(-) Total shares sold as of March 31, 2017	0
Total shares in the repurchase plan as of March 31, 2017	0

ITEM 16.F.	Changes in Registrant’s Certifying Accountant

Not applicable.

ITEM 16.G.	Corporate Governance

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

● Pursuant to our bylaws and Mexican law, our audit committee submits an annual report regarding its activities to our board of directors.

NYSE Corporate Governance Rules for Domestic Issuers	Our Corporate Governance Practices
Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from these requirements. §303A.04	We are not required to have a nominating/corporate governance committee, and it is not expressly recommended by the Mexican Code of Best Corporate Practices.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement. §303A.05	We are not required to have a compensation committee. As recommended by the Mexican Code of Best Corporate Practices, we have an evaluation mechanism for assisting the board of directors in approving executive officer compensation.

Equity compensation plans. Equity compensation plans require stockholder approval, subject to limited exemptions. §303A.08	Stockholder approval is not expressly required under Mexican law or our bylaws for the adoption and amendment of an equity-compensation plan. However, regulations of the Mexican Banking and Securities Commission require stockholder approval under certain circumstances. We currently do not have any equity-compensation plans in place.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics, which has been accepted by to our chief executive officer, chief financial officer, controller and persons performing similar functions, as well as to other officers and employees. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions. We have no such waivers in place.

ITEM 16.H.	Mine Safety Disclosure

Not applicable.

Part III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See the Audited Consolidated Financial Statements including Notes, incorporated herein by reference.

Item 19.	Exhibits

Index of Exhibits

Documents filed as exhibits to this Annual Report:

Exhibit No.		Description
1.1		An English translation of the Bylaws (estatutos sociales) of Industrias Bachoco, S.A. de C.V. dated June 29, 2007 (incorporated by reference to Exhibit 1.1 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 29, 2007 (File No. 333-07950)).

2.1		Form of Amended and Restated Deposit Agreement, among Industrias Bachoco, S.A. de C.V., the Depositary and each Owner and Beneficial Owner from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1.1 on Form F-6 filed with the U.S. Securities and Exchange Commission on August 18, 2006 (File No. 333-07480)).

2.2		Trust Agreement, dated April 1, 1995, among Banco Internacional, S.A., Institucion de Banca Multiple, Grupo Financiero Prime Internacional, as trustee, and the stockholders of the Company named therein, together with an English translation, (incorporated by reference on our registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission on August 22, 1997 (File No. 333-7472)).

2.3		Trust Agreement, dated August 20, 1997, among Banco Internacional, S.A., Institucion de Banca Multiple, Grupo Financiero Bital, as trustee, and the stockholders of the Company named therein, together with an English translation, (incorporated by reference on our registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission on August 22, 1997 (File No. 333-7472)).

8.1*		Subsidiaries of Industrias Bachoco S.A. de C.V.

12.1	*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INDUSTRIAS BACHOCO, S.A.B de C.V.

By:	/s/ Daniel Salazar Ferrer
Daniel Salazar Ferrer
Chief Financial Officer

Date: April 28, 2017

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Industrias Bachoco, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of Industrias Bachoco, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2016, 2015 and 2014, and the related consolidated statements of profit and loss and other comprehensive income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Industrias Bachoco, S.A.B. de C.V. and subsidiaries as of December 31, 2016, 2015 and 2014 and the results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 28, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

/s/ C.P.C. Francisco Javier Robles Mújica

Querétaro, Qro., Mexico

April 28, 2017

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2016, 2015 and 2014

(Thousands of pesos)

Assets	Note	2016	2015	2014

Current assets:
Cash and cash equivalents	7	$14,681,204	14,046,262	11,036,062
Investment in securities at fair value through profit or loss	8	970,292	1,242,614	925,584
Derivative financial instruments	8	8,308	1,244	6,669
Accounts receivable, net	9	3,629,144	2,533,427	2,974,578
Due from related parties	19	148,855	194,522	1,929
Inventories	10	3,970,688	3,404,269	2,968,061
Current biological assets	11	1,961,191	1,651,794	1,501,428
Prepaid expenses and other current assets	12	1,503,945	1,587,808	1,379,077
Assets held for sale	13	56,728	60,048	58,583
Total currents assets		26,930,355	24,721,988	20,851,971

Non-current assets:
Property, plant and equipment, net	14	15,081,105	13,188,131	12,054,754
Non-current biological assets	11	1,668,543	1,434,131	1,109,233
Deferred income tax	20	60,132	54,127	49,378
Goodwill	15	484,877	454,295	349,764
Other non-current assets	16	865,454	593,906	428,028
Total non-currents assets		18,160,111	15,724,590	13,991,157

Total assets		$45,090,466	40,446,578	34,843,128

Liabilities and equity	Note	2016	2015	2014

Current liabilities:
Short term debt	17	$1,444,800	1,622,850	664,250
Current portion of long-term debt	17	1,652,725	9,033	133,732
Trade payable and other accounts payable	18	4,545,177	4,597,103	3,970,515
Income tax payable	20	483,618	248,205	759,982
Due to related parties	19	189,966	165,628	127,033
Total current liabilities		8,316,286	6,642,819	5,655,512

Long term liabilities:
Long term debt, excluding current installments	17	950,412	2,495,127	1,652,470
Deferred income tax	20	3,912,575	3,369,036	3,082,197
Employee benefits	21	195,019	160,218	90,899
Total long term liabilities		5,058,006	6,024,381	4,825,566

Total liabilities		13,374,292	12,667,200	10,481,078

Equity:
Capital stock	24	1,174,432	1,174,432	1,174,432
Share premium		414,385	414,017	399,641
Reserve for repurchase of shares		449,641	777,622	101,105
Retained earnings		28,244,970	24,749,616	22,513,154
Foreign currency translation reserve		1,465,657	710,439	208,107
Actuarial remeasurements, net	21	(86,774)	(97,196)	(79,035)
Equity attributable to controlling interest		31,662,311	27,728,930	24,317,404

Non-controlling interest		53,863	50,448	44,646
Total equity		31,716,174	27,779,378	24,362,050

Commitments	26
Contingencies	27

Total liabilities and equity		$45,090,466	40,446,578	34,843,128

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Profit and Loss and Other Comprehensive Income

Years ended December 31, 2016, 2015 and 2014

(Thousands of pesos, except share and per share amount)

	Note	2016	2015	2014

Net revenues		$52,020,303	46,229,049	41,779,087
Cost of sales	22	(42,635,071)	(36,847,508)	(32,494,974)

Gross profit		9,385,232	9,381,541	9,284,113

General, selling and administrative expenses	22	(4,847,858)	(4,323,374)	(3,781,326)
Other income (expenses), net	29	260,202	(4,640)	(160,919)

Operating income		4,797,576	5,053,527	5,341,868

Finance income	28	969,174	593,845	367,227
Finance costs	28	(172,154)	(147,292)	(120,319)
Net finance income		797,020	446,553	246,908

Profit before income taxes		5,594,596	5,500,080	5,588,776

Income taxes	20	1,643,433	1,680,560	1,656,110

Profit for the year		$3,951,163	3,819,520	3,932,666

Other comprehensive income (loss) items:
Items that may be reclassified subsequently to profit or loss:
Currency translation effect		755,218	502,332	295,197
Items that will not be reclassified subsequently to profit or loss:
Actuarial remeasurements	21	14,888	(25,944)	(25,812)
Income taxes related to actuarial remeasurements		(4,466)	7,783	7,744
Other comprehensive income		765,640	484,171	277,129

Comprehensive income for the year		$4,716,803	4,303,691	4,209,795

Profit attributable to:
Controlling interest		$3,946,634	3,812,840	3,926,926
Non-controlling interest		4,529	6,680	5,740

Profit for the year		$3,951,163	3,819,520	3,932,666

Comprehensive income attributable to:
Controlling interest		$4,712,274	4,297,011	4,204,055
Non-controlling interest		4,529	6,680	5,740

Comprehensive income for the year		$4,716,803	4,303,691	4,209,795

Weighted average outstanding shares		599,979,844	599,631,383	599,955,240

Basic and diluted earnings per share	25	$6.58	6.36	6.55

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2016, 2015 and 2014

(Thousands of pesos)

		Attributable to controlling interest
		Capital stock		Retained earnings		Other comprehensive items
				Reserve for		Foreign	Actuarial
		Capital	Share	repurchase of	Retained	currency	remeasurements		Non-controlling	Total
	Note	stock	premium	shares	earnings	translation reserve	net	Total	interest	equity

Balance at January 1, 2014		$1,174,432	399,641	99,601	18,586,228	(87,090)	(60,967)	20,111,845	39,301	20,151,146

Dividends paid to non-controlling interest		-	-	-	-	-	-	-	(845)	(845)
Repurchase and sale of shares, net	24	-	-	1,504	-	-	-	1,504	-	1,504
Disposal of non-controlling interest from disolution		-	-	-	-	-	-	-	450	450

Comprehensive income for the year:
Profit for the year		-	-	-	3,926,926	-	-	3,926,926	5,740	3,932,666
Other comprehensive income		-	-	-	-	295,197	(18,068)	277,129	-	277,129

Total comprehensive income for the year		-	-	-	3,926,926	295,197	(18,068)	4,204,055	5,740	4,209,795

Balance at December 31, 2014		1,174,432	399,641	101,105	22,513,154	208,107	(79,035)	24,317,404	44,646	24,362,050

Dividends paid	24	-	-	-	(899,162)	-	-	(899,162)	-	(899,162)
Dividends paid to non-controlling interest		-	-	-	-	-	-	-	(878)	(878)
Reserve for repurchase of shares		-	-	677,216	(677,216)	-	-	-	-	-
Repurchase and sale of shares	24	-	14,376	(699)	-	-	-	13,677	-	13,677

Comprehensive income for the year:
Profit for the year		-	-	-	3,812,840	-	-	3,812,840	6,680	3,819,520
Other comprehensive income		-	-	-	-	502,332	(18,161)	484,171	-	484,171

Total comprehensive income for the year		-	-	-	3,812,840	502,332	(18,161)	4,297,011	6,680	4,303,691

Balance at December 31, 2015		1,174,432	414,017	777,622	24,749,616	710,439	(97,196)	27,728,930	50,448	27,779,378

Dividends paid	24	-	-	-	(779,960)	-	-	(779,960)	-	(779,960)
Dividends paid to non-controlling interest		-	-	-	-	-	-	-	(1,114)	(1,114)
Reserve for repurchase of shares		-	-	(328,680)	328,680	-	-	-	-	-
Repurchase and sale of shares	24	-	368	699	-	-	-	1,067	-	1,067

Comprehensive income for the year:
Profit for the year		-	-	-	3,946,634	-	-	3,946,634	4,529	3,951,163
Other comprehensive income		-	-	-	-	755,218	10,422	765,640	-	765,640

Total comprehensive income for the year		-	-	-	3,946,634	755,218	10,422	4,712,274	4,529	4,716,803

Balance at December 31, 2016		$1,174,432	414,385	449,641	28,244,970	1,465,657	(86,774)	31,662,311	53,863	31,716,174

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2016, 2015 and 2014

(Thousands of pesos)

	Note	2016	2015	2014

Cash flows from operating activities:
Profit for the year		$3,951,163	3,819,520	3,932,666
Adjustments for:
Deferred income tax recognized in profit or loss	20	382,904	192,070	280,070
Current income tax recognized in profit or loss	20	1,260,529	1,488,490	1,376,040
Depreciation	14	925,748	769,270	805,650
Goodwill impairment loss	15	-	38,619	-
(Gain) loss on disposal of plant and equipment		(157,245)	90,279	152,830
Interest income	28	(646,334)	(489,934)	(347,364)
Interest expense	28	172,154	147,292	118,090
Unrealized foreign exchange loss on loans		270,850	33,300	82,148

Subtotal		6,159,769	6,088,906	6,400,130

Derivative financial instruments		(7,064)	5,425	5,066
Accounts receivable, net		(1,144,991)	521,603	(663,813)
Due from related parties		1,154	(3,518)	(1,929)
Inventories		(562,905)	(448,404)	(246,515)
Current and non-current biological assets		(539,395)	(256,969)	(83,023)
Prepaid expenses and other current assets		82,324	(401,711)	(76,149)
Assets held for sale		3,320	(1,465)	(9,530)
Trade payable and other accounts payable		(43,707)	629,631	602,297
Due to related parties		24,338	38,595	72,938
Income taxes paid		(997,028)	(2,087,286)	(1,056,082)
Employee benefits		34,801	43,375	42,654

Net cash provided by operating activities		3,010,616	4,128,182	4,986,044

Cash flows from investing activities:
Payments for acquisition of property, plant and equipment		(2,792,252)	(1,909,771)	(1,288,520)
Proceeds from sale of plant and equipment		278,340	71,427	62,342
Restricted cash		(19,236)	(25,771)	(8,008)
Investment in securities at fair value through profit or loss		272,322	(317,030)	78,522
Other assets		4,583	(55,698)	(42,087)
Interest collected		646,334	489,934	347,364
Bussiness acquisition including advance payment		-	(190,595)	(139,655)
Loans granted to related parties		-	(189,075)	-
Collection of principal of loans granted to related parties		44,513	-	-

Net cash used in investing activities		(1,565,396)	(2,126,579)	(990,042)

Cash flows from financing activities:
Payment for repurchase of shares		(4,157)	(40,612)	(7,019)
Proceeds from issuance of repurchased shares		5,224	54,289	8,523
Dividends paid		(779,960)	(899,162)	-
Dividends paid to non-controlling interest		(1,114)	(878)	(845)
Disposal of non-controlling interest from disolution		-	-	450
Proceeds from borrowings		2,320,500	3,903,200	1,454,050
Principal payment on loans		(2,670,474)	(2,231,596)	(1,098,575)
Interest paid		(172,154)	(147,292)	(118,090)

Net cash (used in) provided by financing activities		(1,302,135)	637,949	238,494

Net increase in cash and cash equivalents		143,085	2,639,552	4,234,496

Cash and cash equivalents at January 1		14,020,491	11,028,054	6,716,894

Effect of exchange rate fluctuations on cash and cash equivalents		498,392	352,885	76,664

Cash and cash equivalents at December 31		$14,661,968	14,020,491	11,028,054

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

The shares of the Company are listed on the Mexican Stock Exchange (BMV for its Spanish acronym) under the ticker symbol “Bachoco,” and in the New York Stock Exchange (NYSE), under the ticker symbol “IBA”.

(2)	Basis of preparation

a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB).

On March 31, 2017, the accompanying consolidated financial statements and related notes were authorized for issuance by the Company’s Chief Financial Officer, Mr. Daniel Salazar Ferrer, for review and approval by the Audit Committee, Board of Directors and stockholders. In accordance with Mexican General Corporate Law and the Company’s bylaws, the stockholders are empowered to modify the consolidated financial statements after their issuance should they deem it necessary.

b)	Basis of measurement

The accompanying consolidated financial statements were prepared on the historical cost basis (historical cost is generally based on the fair value of the consideration given in exchange for goods and services), except for the following items in the consolidated statement of financial position, which are measured at fair value:

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

These consolidated financial statements are presented in thousands of Mexican pesos (pesos or $), the official currency of Mexico, which is the currency in which the Company’s accounting records are maintained and functional currency, except for the foreign subsidiaries for which the U.S. dollar is the functional currency as well as the currency in which accounting records are maintained.

For disclosure purposes, in the notes to the consolidated financial statements, “thousands of pesos” or “$” means thousands of Mexican pesos, and “thousands of dollars” means thousands of U.S. dollars.

When deemed relevant, certain amounts are included between parentheses as a translation into thousands of dollars, into thousands of Mexican pesos, or both, as applicable. These translations are performed for the convenience of the reader at the closing exchange rate issued by Bank of Mexico, which is $20.64, $17.21 and $14.75 pesos to one U.S. dollar as of December 31, 2016, 2015 and 2014 respectively.

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

e)       Issue of new IFRS

i. New and amended IFRS that affect reported balances and/or disclosures in financial statements

All new and amended IFRS issued by the IASB mandatorily effective on January 1, 2016 were early adopted by the Company in 2014.

ii. New IFRS in issue but not yet effective

The Company has not applied the following new and revised IFRS that have been issued, but that are not yet effective for periods beginning on January 1, 2016.

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments issued in July 2014, is the replacement of IAS 39, Financial Instruments: Recognition and Measurement. This standard includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. Another revised version of IFRS 9 was issued in July 2015 mainly to introducing a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments. This version supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018, with early adoption being permitted. IFRS 9 (2014) does not replace the requirements for portfolio fair value hedge accounting for interest rate risk since this face of the project was separated from the IFRS 9 project.

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

IFRS 15, Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, was issued in May 2014 and applies to annual reporting periods beginning on or after January 1, 2018, earlier application is permitted. Revenue is recognized as control is passed, either over time or at a point in time. The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. In applying the revenue model to contracts within its scope, an entity will: 1) Identify the contract(s) with a customer; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to the performance obligations in the contract; 5) Recognize revenue when (or as) the entity satisfies a performance obligation. Also, an entity needs to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company is in the process of assessing the potential impacts from the adoption of this standard in its consolidated financial statements.

Clarifications to IFRS 15, Revenue from Contracts with Customers

The amendments add clarification in the following areas:

•	Identification of performance obligations;
•	Principal versus agent considerations; and
•	Application guidance for licensing.

The amendments introduce additional practical expedients for entities making the transition to IFRS 15 on (i) contract modifications that occurred before the beginning of the last period presented and (ii) contracts that were completed at the beginning of the first period presented.

Entities are required to apply the amendments for annual periods beginning on or after January 1, 2018. Earlier application is permitted.

The Company is in the process of assessing the potential impacts from the adoption of this amendments in its consolidated financial statements.

IFRS 16, Leases

IFRS 16, Leases was issued in January 2016 and supersedes IAS 17, Leases and related interpretations. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied.

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

Amendments to IAS 12, Income Tax

IAS 12 provides requirements on the recognition and measurement of current and deferred tax liabilities or assets. The amendments clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice.

Entities are required to apply the amendments for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

The Company does not expect significant impacts as a result of these amendments.

Amendments to IAS 7, Statements of Cash Flows

The amendments come with the objective that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

To achieve this objective, the IASB requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes.

Entities are required to apply the amendments for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

The Company does not expect significant impacts a result of these amendments.

Annual Improvements 2014-2016

The annual improvement cycle 2014-2016 makes amendments to the following standards:

- IFRS 12, Disclosure of Interests in Other Entities, clarification of the scope of the standard, establishes that the entity need not provide summarized financial information for the interests in subsidiaries, associates or joint ventures that are classified, or include a group for disposal that is classified, as held for sale (In accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, effective for annual periods beginning on or after January 1, 2017, with retrospective application.

- IFRS 1, First-time Adoption of International Financial Reporting Standards, elimination of short-term exemptions for first-time adopters, effective for annual periods beginning on or after January 1, 2018.

- IAS 28, Investments in Associates and Joint Ventures, the amendments clarify that the option for the venture capital organization and other similar entities to measure investments in associates and joint ventures at fair value through other comprehensive results is available separately for each associate or joint venture, and that the choice must be made at the initial recognition of the associate or joint business, effective for annual periods beginning on or after January 1, 2018, with retrospective application.

The Company does not expect significant impacts as a result of these amendments.

Amendments to IFRS 2, Share-based Payment

The amendments to IFRS 2, Share-based Payment, clarify the classification and measurement of share-based payment transactions. The amendments contains clarifications and amendments address to the accounting for cash-settled share-based payment transactions; classification of share-based payment transactions with net settlement features; and accounting for modifications of share-based payment transactions from cash-settled to equity-settled. These amendments are effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The amendments apply prospectively.

The Company does not expect significant impacts as a result of these amendments.

IFRIC 22, Foreign Currency Transactions and Advance Consideration

The interpretation clarifies that when the entity pays or receives consideration in advance in a foreign currency, the date of the transaction for determining the exchange rate to be used in the initial recognition of the related asset, expense or income is the date of the anticipated consideration, i.e. when the advance payment or the income received in advance of the liability was recognized.

These amendments apply for annual periods beginning on or after January 1, 2018 and the entities may choose to apply either retrospectively or prospectively. The Company does not expect significant impacts as a result of these changes.

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

Foreign exchange gains and losses arising from amounts receivable or payable to a foreign operation, whose settlement is neither planned nor likely in the foreseeable future, are considered part of a net investment in a foreign operation and are recognized under the “other comprehensive income” account, and presented within stockholders’ equity in the foreign currency translation reserve. For the years ended December 31, 2016, 2015 and 2014 the Company did not enter into such transactions.

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

d)       Property, plant and equipment

i.        Recognition and measurement

Property, plant and equipment, except for land, are recorded at acquisition cost less accumulated depreciation and any accumulated impairment losses. Land is measured at the acquisition costs less any accumulated impairment losses.

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

Below are the estimated useful lives for 2016, 2015 and 2014:

Average useful Life
Buildings	46
Machinery and Equipment	19
Vehicles	11
Computers	8
Furniture	11

The Company has estimated the following residual values as of December 31, 2016, 2015 and 2014:

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

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets. However, when there is no reasonable certainty that ownership will be obtained at the end of the lease term, assets are depreciated over the shorter of the lease term or their useful lives. As of December 31, 2016, 2015 and 2014, the Company has not entered into any significant finance lease agreements.

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

In determining the amount of current and deferred income tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that the balance for its income tax liabilities are appropriate for all tax years subject to be reviewed by the tax authorities based on its assessment of several factors, including the interpretation of the tax laws and prior experience.

A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is not probable that the related tax benefit will be realized.

r)       Earnings per share

The Company presents information on basic and diluted earnings per share (EPS) related to its ordinary shares. Basic EPS is computed by dividing the profit and loss attributable to the holders of the Company’s common shares by the weighted average number of outstanding ordinary shares during the period, adjusted for treasury shares held. Diluted EPS is determined by adjusting the profit and loss attributable to the holders of the ordinary shares and the outstanding weighted average number of ordinary shares, adjusted for treasury shares held, for the potential dilutive effects of all ordinary shares, including convertible instruments and options on shares granted to employees. At December 31, 2016, 2015 and 2014, the Company has no potentially dilutive shares, for which reason basic and diluted EPS are the same.

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

The Company discloses reportable segments based on operating segments whose revenues exceed 10% of the combined revenues from all segments, whose absolute value of profit or loss exceeds 10% of the combined absolute value of profit or loss from all segments, whose assets exceed 10% of the combined assets from all segments, or that result from the aggregation of two or more operating segments that share similar economic characteristics and meet the aggregation criteria under IFRS (note 2 d).

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

Acquisition of assets from breeding farms from Morris Hatchery, Inc. 2013 and 2015

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

(5)	Subsidiaries of the Company

A list of subsidiaries and the Company´s shareholding percentage in such subsidiaries as of December 31, 2016, 2015 and 2014 are presented below:

Name	Shareholding percentage in subsidiaries
		December 31,
	Country	2016	2015	2014
Bachoco, S.A. de C.V.	México	99.99	99.99	99.99
Bachoco USA, LLC. & Subsidiary	U.S.	100.00	100.00	100.00
Campi Alimentos, S.A. de C.V.	México	99.99	99.99	99.99
Induba Pavos, S.A. de C.V.	México	99.99	99.99	99.99
Bachoco Comercial, S.A. de C.V.	México	99.99	99.99	99.99
PEC LAB, S.A. de C.V.	México	64.00	64.00	64.00
Aviser, S.A. de C.V.	México	99.99	99.99	99.99
Operadora de Servicios de Personal, S.A. de C.V.	México	99.99	99.99	99.99
Secba, S.A. de C.V.	México	99.99	99.99	99.99
Servicios de Personal Administrativo, S.A. de C.V.	México	99.99	99.99	99.99
Sepetec, S. A. de C.V.	México	99.99	99.99	99.99
Wii kit RE LTD.	Bermuda	100.00	-	-

The main subsidiaries of the group and their activities are as follows:

- Bachoco, S.A. de C.V. (BSACV) (includes four subsidiaries which are 51% owned, and over which BSACV has control). BSACV is engaged in breeding, processing and marketing poultry goods (chicken and eggs).

- Bachoco USA, LLC. holds the shares of OK Industries, Inc. and, therefore, all operations controlled by the Company in the United States of America. Effective January 1, 2016, the Company merged O.K. Industries, Inc., O.K. Farms, Inc., O.K. Foods, Inc. and Ecology Management, Inc. into one surviving entity, O.K. Foods, Inc. The primary activities of Bachoco USA, LLC and its subsidiary are comprised of the production of chicken products and hatching eggs, mostly marketed in the United States of America and, to a lesser extent, in other foreign markets.

- Campi Alimentos, S.A. de C.V., is engaged in producing and marketing balanced animal feed, mainly for sales to third parties.

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

- On December 2016 Wii kit RE LTD. was constituted in Bermuda as a subsidiary of the Company with 100% of the shareholding. Is a Class I reinsurance company that provides insurance coverage to its affiliates.

None of the Company’s contracts or loan agreements restrict the net assets of its subsidiaries.

(6)	Operating segments

Reportable segments have been determined based on a line of product approach. Intersegment transactions have been eliminated. The poultry segment consists of chicken and egg operations. The information included in the “Others” segment corresponds to operations of swine, balanced feed for animal consumption and other by-products that do not meet the quantitative thresholds to be considered as reportable segments.

Inter-segment pricing is determined on an arm’s length basis comparable to those which would be used with or between independent parties in comparable transactions. The accounting policies of operating segments are as those described in note 3 s).

Below is the information related to each reportable segment. Performance is measured based on each segment’s income before taxes, in the same manner as it is included in management reports that are regularly reviewed by the Company’s Board of Directors.

a)       Operating segment information

	Year ended December 31, 2016
	Poultry	Other	Total
Net revenues	$46,852,482	5,167,821	52,020,303
Cost of sales	38,285,367	4,349,704	42,635,071
Gross profit	8,567,116	818,116	9,385,232
Finance income	840,640	128,534	969,174
Finance costs	149,319	22,835	172,154
Income before taxes	5,077,042	517,554	5,594,596
Income taxes	1,494,918	148,515	1,643,433
Net income attributable to controlling interest	3,578,049	368,585	3,946,634
Property, plant and equipment, net	13,478,294	1,602,811	15,081,105
Goodwill	396,861	88,016	484,877
Total assets	40,035,990	5,054,476	45,090,466
Total liabilities	11,909,391	1,464,901	13,374,292
Purchases of property, plant and equipment	2,226,493	233,251	2,459,744
Depreciation and amortization	840,624	85,124	925,748

	Poultry revenues	Other revenues
Total revenue	$46,856,888	5,214,481
Intersegments	(4,406)	(46,660)
Net revenues	$46,852,482	5,167,821

	Year ended December 31, 2015
	Poultry	Other	Total
Net revenues	$41,789,451	4,439,598	46,229,049
Cost of sales	32,906,801	3,940,707	36,847,508
Gross profit	8,882,649	498,892	9,381,541
Income before taxes	5,196,883	303,197	5,500,080
Income taxes	1,590,892	89,668	1,680,560
Net income attributable to controlling interest	3,599,728	213,112	3,812,840
Property, plant and equipment, net	11,805,132	1,382,999	13,188,131
Goodwill	366,280	88,015	454,295
Total assets	36,085,954	4,360,624	40,446,578
Total liabilities	11,325,636	1,341,564	12,667,200
Purchases of property, plant and equipment	1,646,968	177,541	1,824,509
Depreciation and amortization	694,502	74,768	769,270

	Poultry revenues	Other revenues
Total revenue	$41,796,064	4,484,348
Intersegments	(6,613)	(44,750)
Net revenues	$41,789,451	4,439,598

	Year ended December 31, 2014
	Poultry	Other	Total
Net revenues	$37,994,654	3,784,433	41,779,087
Cost of sales	29,329,056	3,165,918	32,494,974
Gross profit	8,665,598	618,515	9,284,113
Income before taxes	5,214,590	374,186	5,588,776
Income taxes	1,546,518	109,592	1,656,110
Net income attributable to controlling interest	3,662,769	264,157	3,926,926
Property, plant and equipment, net	11,017,198	1,037,556	12,054,754
Goodwill	261,749	88,015	349,764
Total assets	31,786,586	3,056,542	34,843,128
Total liabilities	9,578,370	902,708	10,481,078
Purchases of property, plant and equipment	1,128,331	112,785	1,241,116
Depreciation and amortization	738,663	66,987	805,650

As of December 31, 2014	Poultry revenues	Other revenues
Total revenue	$37,995,157	4,433,379
Intersegments	(503)	(648,946)
Net revenues	$37,994,654	3,784,433

b)       Geographical information

When submitting information by geographic area, revenue is classified based on the geographic location where the Company’s customers are located. Segment assets are classified in accordance with their geographic location. Geographical information for the “Others” segment is not included below because the operations are carried out entirely within Mexico.

	Year ended December 31, 2016
	Domestic poultry	Foreign poultry	Operations between geographical segments	Total
Net revenues	$33,414,262	13,496,189	(57,969)	46,852,482
Non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and investments in insurance policies
Non-current biological assets	902,662	765,881	-	1,668,543
Property, plant and equipment, net	10,481,074	2,997,221	-	13,478,294
Goodwill	212,833	184,028	-	396,861

	Year ended December 31, 2015
	Domestic poultry	Foreign poultry	Operations between geographical segments	Total
Net revenues	$30,686,151	11,159,936	(56,637)	41,789,451
Non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and investments in insurance policies
Non-current biological assets	795,157	638,974	-	1,434,131
Property, plant and equipment, net	9,682,701	2,122,431	-	11,805,132
Goodwill	212,833	153,447	-	366,280

	Year ended December 31, 2014
	Domestic poultry	Foreign poultry	Operations between geographical segments	Total
Net revenues	$29,556,202	8,955,964	(517,512)	37,994,654
Non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and investments in insurance policies
Non-current biological assets	791,256	317,977	-	1,109,233
Property, plant and equipment, net	9,386,883	1,630,315	-	11,017,198
Goodwill	212,833	48,916	-	261,749

c)       Major Customers

In Mexico, the Company’s products are traded among a large number of customers, without significant concentration with any specific customer. Therefore, in 2016, 2015 and 2014, no customer represented over 10% of the Company’s total revenues.

In the United States of America, as of December 31, 2016 the Company has transactions with The Sygma Network, Inc. representing 9% of total sales outside of Mexico. As of December 31, 2015 and 2014, the Company has transactions with Ozark Mountain Poultry, Inc., representing 19% and 24% of total sales outside of Mexico.

(7)	Cash and cash equivalents

The consolidated balances of cash and cash equivalents as of December 31, 2016, 2015 and 2014 are as follows:

	December 31,
	2016	2015	2014
Cash and banks	$9,890,007	4,774,420	3,282,730
Investments with maturities less than three months	4,771,961	9,246,071	7,745,324
Cash and cash equivalents	14,661,968	14,020,491	11,028,054
Restricted cash	19,236	25,771	8,008
Total cash and cash equivalents and restricted cash	$14,681,204	14,046,262	11,036,062

Restricted cash corresponds to the minimum margin required by the intermediary related to the Company’s derivative financial instruments on commodities in order to meet future commitments that may stem from adverse market movements affecting prices on the open positions as of December 31, 2016, 2015 and 2014.

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

At December 31, 2016, 2015 and 2014, the Company has not identified embedded derivatives.

The Company’s derivative financial instruments as of December 31, 2016, 2015 and 2014, do not meet the requirements to be treated as hedges for accounting purposes.

Management by type or risk

a)       Categories of financial assets and liabilities

The Company’s financial assets and liabilities are shown below:

	December 31,
	2016	2015	2014
Financial assets
Cash and cash equivalents	$14,681,204	14,046,262	11,036,062
Investment in securities at fair value through profit or loss	970,292	1, 242,614	910,519
Investments held to maturity	65,509	52,572	56,252
Accounts receivable	2,524,942	1,862,250	1,952,039
Due from related parties	148,855	194,522	1,929
Long-term receivables	161,690	128,169	104,495
Derivative financial instruments	8,308	1,244	6,669

Financial liabilities
Financial debt	$(4,047,937)	(4,127,010)	(2,450,452)
Trade payables, sundry creditors and expenses payable	(4,095,089)	(4,088,989)	(3,530,546)
Due to related parties	(189,966)	(165,628)	(127,033)

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

For investments in securities denominated in Mexican pesos, the financial instruments valuation models used by price vendors incorporate market movements and credit quality of issuers, thereby implicitly including the counterparty risk of the transaction in the fair value determination; therefore, the position in investment in securities includes the counterparty risk and no additional adjustment is carried out. The price of the instruments obtained from the price vendor is the mid-point between the bid price and the ask price (the “mid-price”). As of December 31, 2016, 2015 and 2014, the balance of held to maturity investments is $65,509, $52,572 and $56,252, respectively.

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

The impairment assessment of accounts receivable is performed on a collective basis, as there are no accounts with individually significant balances. The Company's products are marketed to a large number of customers without, except as described in note 6 c, any significant concentration with a specific customer. As part of the objective evidence that an account receivable portfolio is impaired, the Company considers past experiences with respect to collection, increases in the number of overdue payments in the portfolio exceeding the average loan period, as well as observable changes in national and local economic conditions that correlate to defaults.

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

The allowance for doubtful accounts includes trade accounts receivable that are impaired, which amount to $130,290, $103,057 and $110,462 as of December 31, 2016, 2015 and 2014, respectively. The reconciliation of movements of the allowance for doubtful accounts, and the analysis of past-due accounts receivable but not impaired, are presented in note 9.

The Company receives credit enhancements on credit lines granted to its clients, which consist of real and personal property, such as land, buildings, houses, vehicles, letters of credit, cash deposits and others. As of December 31, 2016, 2015 and 2014, the fair value of such credit enhancements, determined by an appraisal at the time the credit lines were granted, is $570,546, $563,012 and $589,430 respectively.

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

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure, which as of the reporting date is as follows:

	December 31,
	2016	2015	2014
Cash and cash equivalents	$14,681,204	14,046,262	11,036,062
Investments in securities at fair value through profit or loss	970,292	1,242,614	910,519
Investments held to maturity	65,509	52,572	56,252
Accounts receivable net of guarantees received	2,264,941	1,621,929	1,469,033
Derivative financial instruments	8,308	1,244	6,669
	$17,990,254	16,964,621	13,478,535

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

Maturity table

	December 31, 2016
	Less than 1 year	1 to 3 years	3 to 5 years
Trade payables, sundry creditors and expenses payable	$4,095,089	-	-
Due to related parties	189,966	-	-
Variable-rate maturities
In U.S. dollars	1,444,800	-	-
In pesos	1,652,725	950,412	-
Interest	142,100	136,859	-
Total financial liabilities	$7,524,680	1,087,271	-

	December 31, 2015
	Less than 1 year	1 to 3 years	3 to 5 years
Trade payables, sundry creditors and expenses payable	$4,088,989	-	-
Variable-rate maturities
In U.S. dollars	1,462,850	-	-
In pesos	169,033	2,495,127	-
Interest	113,840	98,840	-
Total financial liabilities	$5,834,712	2,593,967	-

	December 31, 2014
	Less than 1 year	1 to 3 years	3 to 5 years
Trade payables, sundry creditors and expenses payable	$3,530,546	-	-
Variable-rate maturities
In U.S. dollars	221,250	-	-
In pesos	576,732	152,470	1,500,000
Interest	73,377	153,300	78,353
Total financial liabilities	$4,401,905	305,770	1,578,353

At least on a monthly basis, management evaluates and advises the Board of Directors on its liquidity. As of December 31, 2016, the Company has evaluated that it has sufficient resources to meet its obligations in the short and long term; therefore, it does not consider having liquidity gaps in the future and it will not be necessary to sell assets to pay its debts at unusual discounts or at out-of-market prices.

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

Agricultural agreements that result in firm commitments are linked to two corn and/or sorghum agricultural cycles, and in contracting purchases, both contracting cycles and dates are itemized as follows:

•	Fall-winter Cycle - The registration window period is at the discretion of the Agency of Services for Distribution and Development of Agricultural Markets (ASERCA, for its Spanish acronym), which is usually between December and March, while the fall-winter cycle harvest period takes place during May, June and July. However, corn and/or harvest could lengthen up to one month or several months, depending on the weather conditions, such as drought and frost.
•	Spring-summer Cycle - The registration window period is at the discretion of ASERCA; the spring-summer cycle usually takes place during the July and August and the harvest depends on each state of the country and is highly variable.

For contracts entered into through the commercialization support scheme with Agriculture Trust Funds (FIRA for its Spanish acronym), there are no purchase periods established as this program is focused on selling excess crops that weren’t sold through the contract agriculture program. Normally these purchases are made at the end of each harvest cycle.

As of December 31, 2016, 2015 and 2014, the Company has economic hedging positions comprised of corn long “puts” with ASERCA, maturing in March, July, September and December 2017, 2016 and 2015. The gain on valuation of these instruments is $3,189, $5,601, and $5,518, in 2016, 2015 and 2014, respectively, recorded within cost of sales.

As of December 31, 2016, and 2015 the Company maintains a contractual agreement with ASERCA in which the Company will pay 80% (during 2014 was 55%) of the option premium and ASERCA will pay the remaining 20% (during 2014 was 45%). In case the option is In the Money (Strike>Forward), the Company will recover the 80% portion paid (during 2014, the recovery rate was 55%) and an additional 10% (during 2014, the portion paid was 22.5%) which is equivalent to 50% of the portion paid by ASERCA. Due to its nature and in accordance with IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, the portion paid by ASERCA must be recognized as income over the term of the instrument in order to match it against the costs it is intended to offset, on a systematic basis. The effect of such benefit as of December 31, 2016, 2015 and 2014 is $67,080 (3,250 thousand dollars), $57,051 (3,315 thousand dollars) and $280,058 (18,987 thousand dollars), respectively.

As of December 31, 2016 and 2015, the Company has no outstanding long puts, which are used from time to time by the Company as economic hedges in connection with future purchases of sorghum with FIRA. As of December 31, 2014, the Company has economic hedging positions in the form of outstanding sorghum long puts entered into with FIRA with maturities in March 2015. Such instruments gave rise to a gain on valuation of $2,028, which was recorded to cost of sales for the year ended December 31, 2014.

Due to the above, the Company has a contractual agreement with FIRA in which the Company will absorb 50% of the premium payment option and FIRA the remaining 50%. Because of its nature and as established by IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, the portion paid by FIRA should be recognized as income over the periods the related costs are incurred, on a systematic basis. The effect of such benefit for the years ended December 31, 2016, 2015 and 2014 was $0, $0 and $5,281 (358 thousand dollars), respectively.

With respect to the risk in commodities that are not designated in a formal hedging relationship and to which the Company is exposed, sensitivity tests on corn and sorghum futures agreements are entered into, considering different (bullish and bearish) scenarios. These results can be seen in paragraph g) of this note.

ii.      Chicken price risk

The Company is exposed to financial risks mainly related to changes in the price of chicken. The Company presently does not anticipate that the price of chicken decreased to a level that represents a risk to the Company in the future; therefore, as of December 31, 2016, 2015 and 2014 it has not entered into any derivative financial instrument or other agreement for managing the risk related to a decrease in chicken price.

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

As of December 31, 2016 and 2015 the Company entered into derivative financial instrument positions as economic hedges to cover exchange rate risks. As of December 31, 2014, the Company did not have any such positions.

iv.      Foreign currency position

The Company has financial instrument assets and liabilities denominated in foreign currency on which there is an exposure to currency risk.

Below is the foreign currency position that the Company has as of December 31, 2016, 2015 and 2014.

	December 31,
	2016		2015		2014
	Dollars	Mexican Pesos	Dollars	Mexican Pesos	Dollars	Mexican Pesos
Assets
Cash and cash equivalents	$126,395	2,608,800	66,929	1,151,844	1,866	27,526
Investment in securities at fair value through profit or loss	27,863	575,085	28,549	491,325	24,849	366,527
Accounts receivable	2,488	51,350	245	4,210	810	11,948
Total assets	156,746	3,235,235	95,722	1,647,379	27,525	406,001
Liabilities
Trade accounts payable	(103,854)	(2,143,547)	(141,819)	(2,440,708)	(126,655)	(1,868,163)
Financial debt	(70,000)	(1,444,800)	(85,000)	(1,462,850)	(15,000)	(221,250)
Total Liabilities	(173,854)	(3,588,347)	(226,819)	(3,903,558)	(141,655)	(2,089,413)
Net liability position	$(17,108)	(353,112)	(131,097)	(2,256,179)	(114,130)	(1,683,412)

The Company carries out a sensitivity analysis related to the effect that the movement in the exchange rates may have on its financial information. These results are shown in paragraph g) of this note. These analyses represent the scenarios that management considers reasonably possible of occurring.

The following is a detail of exchange rates effective during the fiscal year:

				Spot exchange rate at
	Average exchange rate			December 31,
	2016	2015	2014	2016	2015	2014
Dollars	$18.68	15.87	13.30	20.64	17.21	14.75

The exchange rate at the date of issuance of the consolidated financial statements is $18.67.

v.        Interest rate risk

The Company is exposed to fluctuations in rates for certain financial instruments, such as investments, bank loans and debt securities. This risk is managed taking into account market conditions and the criterion of its Risk Committee and Board of Directors.

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

e)       Financial instruments at fair value

The amounts of accounts payable and accounts receivable approximate their fair value because of their nature and short-term maturities.

The table below summarizes the presents the fair value of the financial instruments that are recognized at amortized cost, together with the carrying amount included in the consolidated statement of financial position:

Liabilities recorded at amortized cost	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	2016		2015		2014
Financial debt	$4,047,937	4,062,999	4,127,010	4,141,473	2,450,452	2,501,299

f)       Fair value hierarchy

The fair value of financial assets and liabilities is determined as follows:

•	The fair value of the financial assets and liabilities that have standard terms and conditions and are traded in active liquid markets, which are determined by reference to quoted market prices (market approach), therefore, these instruments are considered Level 1 hierarchy according to the classification of fair value hierarchy described in note 2 b).

•	The fair value of derivative financial instruments of the Company (Commodities) is determined on the futures prices of the Chicago Stock Exchange, so these instruments are considered Level 2 hierarchy.

The following table summarizes financial instruments carried at fair value:

	Level 1	Level 2	Level 3	Total
As of December 31, 2016
Investment in securities at fair value through profit or loss	$970,292	-	-	970,292
Derivative financial instruments	-	8,308	-	8,308
	$970,292	8,308	-	978,600

	Level 1	Level 2	Level 3	Total
As of December 31, 2015
Investment in securities at fair value through profit or loss	$1,242,614	-	-	1,242,614
Interest rate derivative financial instruments	-	195	-	195
Derivative financial instruments	-	1,244	-	1,244
	$1,242,614	1,439	-	1,244,053

	Level 1	Level 2	Level 3	Total
As of December 31, 2014
Investment in securities at fair value through profit or loss	$910,519	-	-	910,519
Derivative financial instruments	-	6,669	-	6,669
	$910,519	6,669	-	917,188

Information regarding the hierarchy of fair value measurements related to financial liabilities that are not carried at fair value, but for which disclosures are required, is summarized below:

	Level 1	Level 2	Level 3	Total
As of December 31, 2016
Financial debt - bank institutions	$-	(2,550,469)	-	(2,550,469)
Financial debt – debt securities	(1,512,530)	-	-	(1,512,530)
	$(1,512,530)	(2,550,469)	-	(4,062,999)

	Level 1	Level 2	Level 3	Total
As of December 31, 2015
Financial debt - bank institutions	$-	(2,626,327)		(2,626,327)
Financial debt – debt securities	(1,515,146)	-	-	(1,515,146)
	$(1,515,146)	(2,626,327)	-	(4,141,473)

	Level 1		Level 2	Level 3	Total
As of December 31, 2014
Financial debt - bank institutions	$		(987,094)	-	(987,094)
Financial debt – debt securities		(1,514,205)	-	-	(1,514,205)
		$(1,514,205)	(987,094)	-	(2,501,299)

g)       Quantitative sensitivity measurements

Following are sensitivity analyses for the most significant risks to which the Company is exposed as of December 31, 2016, 2015 and 2014. These analyses represent the scenarios that management believes are reasonably possible of occuring in future periods and were performed in accordance with the policies of Risk Committee.

i.        Derivative Financial Instruments related to exchange rate and commodities risks

As of December 31, 2016, the Company has taken positions on derivative financial instruments to hedge exchange rate risks and commodities.

A 15% increase in the Mexican peso with respect to the U.S. dollar as of the end of 2016 and 2015 would have resulted in a valuation gain of $41,235 and $0 on the fair value of the Company’s exchange rate derivative financial instruments position. On the other hand, a decrease of 15% in the aforementioned rate would have resulted in an additional valuation loss during the respective periods of $47,639 and $10,575. As of December 31, 2014, the Company did not have any such positions.

The following table shows the Company’s sensitivity to an increase and decrease of 15% for 2016 and 2015 and 7.5% for 2014 in the “bushell” price of corn and short ton price of soybeans.

	Effect of Increase			Effect of Decrease
	2016	2015	2014	2016	2015	2014
Loss (profit) for the year	$(9,085)	(44,589)	(4,966)	$8,785	56,753	12,377

ii.        Interest rate risk

As described in Note 17, the Company has financial debt denominated in pesos and dollars, which bear interest at variable rates based on TIIE and LIBOR, respectively.

The following table shows the Company’s sensitivity of an increase and decrease of 50 basis points for 2016, 2015 and 2014, in the variable rates to which the Company is exposed.

	Effect of Increase			Effect of Decrease
	2015	2015	2014	2015	2015	2014
Loss (profit) for the year	$15,385	17,375	12,111	$(15,385)	(17,375)	(12,111)

iii.       Exchange risk

As of December 31, 2016, the Company's net monetary liability position in foreign currency was $353,112.

The following table shows the Company’s sensitivity of an increase and decrease of 10% for 2016 and 2015 and $0.50 for 2014, in exchange rate, which would have an effect in the result from foreign currency position.

	Effect of Increase			Effect of Decrease
	2016	2015	2014	2016	2015	2014
Loss (profit) for the year	$35,311	225,618	57,065	$(35,311)	(225,618)	(57,065)

(9)	Accounts receivable, net

As of December 31, 2016, 2015 and 2014, accounts receivable are as follows:

	December 31,
	2016	2015	2014
Trade receivables	$2,482,077	1,867,104	1,688,308
Allowance for doubtful accounts	(97,400)	(81,641)	(76,793)
Other receivables	140,265	76,787	340,524
Government grant	-	40	-
Income tax receivable	115,428	143,517	56,512
Recoverable value-added tax and other recoverable taxes	988,774	527,620	966,027
	$3,629,144	2,533,427	2,974,578

Past-due but not impaired portfolio

Below is a classification of trade accounts receivable according to their aging as of the reporting date, which has not been subject to impairment:

	December 31,
	2016	2015	2014
Past due 0 to 60 days	164,458	129,315	185,291
Past due by more than 60 days	3,395	3,443	9,438
	$167,853	132,758	194,729

The Company believes that non-impaired amounts that are past-due by more than 60 days can still be collected, based on the historical behavior of payments and analysis of credit ratings of customers.

Reconciliation of movements in allowance for doubtful accounts

	2016	2015	2014
Balance as of January 1	$(81,641)	(76,793)	(69,245)
Increase in allowance	(18,405)	(17,179)	(16,164)
Amounts written off	2,818	12,454	9,529
Currency translation effect	(172)	(123)	(913)
Balance as of December 31,	$(97,400)	(81,641)	(76,793)

As of December 31, 2016, 2015 and 2014 the Company has receivables in a legal process (receivables for which legal counsel is seeking recoverability) of $130,290, $103,057 and $110,462, respectively.

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

(10)	Inventories

As of December 31, 2016, 2015 and 2014, inventories are as follows:

	December 31,
	2016	2015	2014
Raw materials and by-products	$1,515,824	1,155,841	1,226,778
Medicine, materials and spare parts	808,492	772,226	656,618
Balanced feed	275,845	241,473	218,951
Processed chicken	1,154,207	1,112,068	777,734
Commercial eggs	37,242	38,683	35,957
Processed beef	36,599	38,533	23,008
Processed turkey	122,722	34,251	17,561
Other processed products	19,757	11,194	11,454
Total	$3,970,688	3,404,269	2,968,061

Inventory consumption for the years ended December 31, 2016, 2015 and 2014 was $34,018,493, $28,877,468 and $24,873,999, respectively.

(11)	Biological assets

For the years ended December 31, 2016, 2015 and 2014, biological assets are as follows:

	Current biological assets	Non-current biological assets	Total
Balance as at January 1, 2016	$1,651,794	1,434,131	3,085,925
Increase due to purchases	237,525	604,527	842,052
Sales	-	(109,776)	(109,776)
Net increase due to births	240,085	2,034,670	2,274,755
Production cost	29,620,380	1,515,440	31,135,820
Depreciation	-	(1,903,086)	(1,903,086)
Transfers to inventories	(29,886,985)	(2,034,670)	(31,921,655)
Other	98,392	127,307	225,699
Balance as at December 31, 2016	$1,961,191	1,668,543	3,629,734

	Current biological assets	Non-current biological assets	Total
Balance as at January 1, 2015	$1,501,428	1,109,233	2,610,661
Increase due to purchases	337,632	603,081	940,713
Sales	-	3,032	3,032
Net increase due to births	225,000	1,422,535	1,647,535
Production cost	26,283,885	1,120,359	27,404,244
Depreciation	-	(1,475,470)	(1,475,470)
Transfers to inventories	(26,746,796)	(1,422,535)	(28,169,331)
Other	50,645	73,896	124,541
Balance as at December 31, 2015	$1,651,794	1,434,131	3,085,925

	Current Biological assets	Non-current biological assets	Total
Balance as at January 1, 2014	$1,420,174	1,109,936	2,530,110
Increase due to purchases	301,516	296,846	598,362
Sales	-	(222,283)	(222,283)
Net increase due to births	227,892	1,426,359	1,654,251
Production cost	24,324,638	1,088,254	25,412,892
Depreciation	-	(1,194,779)	(1,194,779)
Transfers to inventories	(24,789,388)	(1,426,359)	(26,215,747)
Other	16,596	31,259	47,855
Balance as at December 31, 2014	$1,501,428	1,109,233	2,610,661

The “Other” category includes the change in fair value of biological assets that resulted in a decrease of $18,276, increase of $13,020 in 2015, and decreases of $23,096 in 2014, respectively.

The Company is exposed to different risks relating to its biological assets:

•	Future excesses in the offer of poultry products and a decline in the demand growth of the chicken industry may negatively affect the Company’s results.

•	Increases in raw material prices and price volatility may negatively affect the Company’s margins and results.

•	In addition, in the case of the Company’s operations in the United States of America, the cost of corn and grain may be affected by an increase in the demand for ethanol, which may reduce the market’s available corn inventory.

•	Operations in Mexico and the United States of America are based on animal breeding and meat processing, which are subject to sanitary risks and natural disasters.

•	Hurricanes and other adverse climate conditions may result in additional inventory losses and damage to the Company’s facilities and equipment.

(12)	Prepaid expenses and other current assets

As of December 31, 2016, 2015 and 2014, prepaid expenses and other current assets are as follows:

	December 31,
	2016	2015	2014
Advances to suppliers of inventories	$929,815	1,224,454	866,119
Prepaid expenses of services	217,244	130,086	145,849
Option agreement on potential acquisition	-	-	154,875
Advances for purchase of property, plant and equipment to related parties	-	-	12,500
Prepaid expenses of insurance and bonds	185,678	82,238	64,979
Other current assets	171,208	151,030	134,755
Total	$1,503,945	1,587,808	1,379,077

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

(13)	Assets held for sale

As of December 31, 2016, 2015 and 2014, assets held for sale are as follows:

	December 31,
	2016	2015	2014
Buildings	$21,551	24,430	22,965
Land	32,338	32,779	32,779
Other	2,839	2,839	2,839
Total	$56,728	60,048	58,583

The Company recognized gains (losses) on sales of these assets of $0, $(24), and $5 during 2016, 2015 and 2014, respectively.

(14)	Property, plant and equipment

As of December 31, 2016, 2015 and 2014, property, plant and equipment are comprised as follows:

Cost	Balance as at January 1, 2016	Additions	Disposals	Currency translation effect	Balance as at December 31, 2016
Land	$1,160,809	40,398	(6,257)	15,102	1,210,052
Buildings and construction	10,017,180	423,357	(69,520)	232,276	10,603,293
Machinery and equipment	10,706,221	1,408,298	(355,957)	277,207	12,035,769
Transportation equipment	1,286,212	433,746	(114,222)	5,417	1,611,153
Computer equipment	85,842	29,702	(2,134)	5,349	118,759
Furniture	155,995	20,548	(5,183)	2,823	174,183
Leasehold improvements	8,742	-	(3,556)	-	5,186
Construction in progress	1,268,545	103,695	-	87,442	1,459,682
Total	$24,689,546	2,459,744	(556,829)	625,616	27,218,077

Accumulated depreciation	Balance as at January 1 2016	Depreciation for the year	Disposals	Currency translation effect	Balance as at December 31, 2016
Buildings and construction	$(4,942,844)	(192,810)	38,726	(34,795)	(5,131,723)
Machinery and equipment	(5,627,281)	(630,370)	297,180	(104,273)	(6,064,744)
Transportation equipment	(751,539)	(81,783)	94,872	(2,803)	(741,253)
Computer equipment	(60,198)	(10,544)	2,918	(2,469)	(70,293)
Furniture	(119,553)	(10,241)	2,038	(1,203)	(128,959)
Total	$(11,501,415)	(925,748)	435,734	(145,543)	(12,136,972)

Cost	Balance as at January 1, 2015	Additions	Disposals	Currency translation effect	Balance as at December 31, 2015
Land	$1,094,182	57,901	(661)	9,387	1,160,809
Buildings and construction	9,669,990	204,254	(17,191)	160,127	10,017,180
Machinery and equipment	9,816,722	991,378	(262,222)	160,343	10,706,221
Transportation equipment	1,171,030	247,232	(135,257)	3,207	1,286,212
Computer equipment	67,780	22,081	(6,163)	2,144	85,842
Furniture	153,015	6,372	(5,351)	1,959	155,995
Leasehold improvements	21,442	-	(12,700)	-	8,742
Construction in progress	991,866	295,291	(18,612)	-	1,268,545
Total	$22,986,027	1,824,509	(458,157)	337,167	24,689,546

Accumulated depreciation	Balance as at January 1 2015	Depreciation for the year	Disposals	Currency translation effect	Balance as at December 31, 2015
Buildings and construction	$(4,754,662)	(179,402)	9,199	(17,979)	(4,942,844)
Machinery and equipment	(5,210,886)	(512,786)	150,685	(54,294)	(5,627,281)
Transportation equipment	(795,625)	(59,655)	107,333	(3,592)	(751,539)
Computer equipment	(56,462)	(7,946)	6,411	(2,201)	(60,198)
Furniture	(113,638)	(9,481)	4,210	(644)	(119,553)
Total	$(10,931,273)	(769,270)	277,838	(78,710)	(11,501,415)

Cost	Balance as at January 1, 2014	Additions	Disposals	Currency translation effect	Balance as at December 31, 2014
Land	$1,057,182	30,833	(29)	6,196	1,094,182
Buildings and construction	9,548,846	101,388	(87,755)	107,511	9,669,990
Machinery and equipment	9,524,495	298,248	(113,567)	107,546	9,816,722
Transportation equipment	1,204,326	114,453	(149,487)	1,738	1,171,030
Computer equipment	141,252	8,178	(82,768)	1,118	67,780
Furniture	149,741	8,512	(6,410)	1,172	153,015
Leasehold improvements	26,852	-	(5,410)	-	21,442
Construction in progress	356,447	679,504	(44,085)	-	991,866
Total	$22,009,141	1,241,116	(489,511)	225,281	22,986,027

Accumulated depreciation	Balance as at January 1 2014	Depreciation for the year	Disposals	Currency translation effect	Balance as at December 31, 2014
Buildings and construction	$(4,607,271)	(188,909)	52,135	(10,617)	(4,754,662)
Machinery and equipment	(4,724,963)	(513,983)	58,514	(30,454)	(5,210,886)
Transportation equipment	(789,154)	(87,375)	81,874	(970)	(795,625)
Computer equipment	(126,897)	(5,954)	77,317	(928)	(56,462)
Furniture	(108,407)	(9,429)	4,499	(301)	(113,638)
Total	$(10,356,692)	(805,650)	274,339	(43,270)	(10,931,273)

	December 31,
Carrying amounts, net	2016	2015	2014
Land	$1,210,052	1,160,809	1,094,182
Buildings and construction	5,471,570	5,074,336	4,915,328
Machinery and equipment	5,971,025	5,078,940	4,605,836
Transportation equipment	869,900	534,673	375,405
Computer equipment	48,466	25,644	11,318
Furniture	45,224	36,442	39,377
Leasehold improvements	5,186	8,742	21,442
Construction in progress	1,459,682	1,268,545	991,866
Total	$15,081,105	13,188,131	12,054,754

Additions of property, plant and equipment in 2015 include assets acquired through business combinations of $11,581 that consist of machinery and equipment for $126, furniture for $16 and transportation equipment for $11,439.

Depreciation expense during the years ended December 31, 2016, 2015 and 2014 was $925,748, $769,270 and $805,650, respectively, which were charged to cost of sales and operating expenses.

(15)	Goodwill

	2016	2015	2014
Balances at beginning of the year	$454,295	349,764	344,259
Business combinations (Note 4)	-	123,933	-
Goodwill impairment loss	-	(38,619)	-
Foreign currency effects	30,582	19,217	5,505
Balances at end of year	$484,877	454,295	349,764

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

The assumptions and balances of each cash-generating unit are as follows:

F-51

2016
Cash-generating unit	Final balance of the year	Projection period (years)	Annual discount rate (%)	Annual growth rate (%)
Bachoco - Istmo and Peninsula regions	$212,833	5	12.76%	2.70%
Campi	88,015	5	12.76%	2.10%
Ok Farms - Morris Hatchery, Inc. Arkansas	68,449	5	8.62%	0.00%
Ok Farms- Morris Hatchery Inc. Georgia	115,580	5	8.62%	0.00%
	$484,877

2015
Cash-generating unit	Final balance of the year	Projection period (years)	Annual discount rate (%)	Annual growth rate (%)
Bachoco - Istmo and Peninsula regions	$212,833	5	9.67%	2.70%
Campi	88,015	5	9.67%	2.10%
Ok Farms - Morris Hatchery, Inc. Arkansas	57,075	5	9.32%	0.00%
Ok Farms- Morris Hatchery Inc. Georgia	96,372	5	9.32%	0.00%
	$454,295

2014
Cash-generating unit	Final balance of the year	Projection period (years)	Annual discount rate (%)	Annual growth rate (%)
Bachoco - Istmo and Peninsula regions	$212,833	5	9.93%	2.70%
Campi	88,015	5	9.93%	2.10%
Ok Farms- Morris Hatchery Inc. Arkansas	48,916	5	8.24%	0.00%
	$349,764

(16)	Other non-current assets

Other non-current assets consist of the following:

	December 31,
	2016	2015	2014
Advances for purchase of property, plant and equipment	$552,417	277,277	167,935
Investments in life insurance (note 3 (k))	65,509	52,572	41,187
Security deposits	15,132	13,574	17,341
Other long-term receivable	161,690	128,169	104,495
Intangible assets in process	12,200	73,125	54,512
Other	58,506	49,189	42,558
Total non-current assets	$865,454	593,906	428,028

(17)	Financial debt

a)	Short-term financial debt is as follows:

	December 31,
	2016	2015	2014
Loan in the amount of 70,000 thousand dollars, maturing in June 2017, at LIBOR (3) rate plus 0.50 percentage points.	$1,444,800	-	-
Loan of 85,000 thousand dollars, maturing in June 2016, at LIBOR (3) rate plus 0.48 percentage points	-	1,462,850	-
Denominated in pesos, maturing in January 2016, at TIIE (1) FIRA (2) rate plus 0.85 percentage points	-	160,000	-
Loan in the amount of 15,000 thousand dollars, maturing in January 2015, at LIBOR (3) rate plus 1.04 percentage points.	-	-	221,250
Denominated in pesos, maturing in January 2015, at TIIE (1) FIRA (2) less 0.70 percentage points.	-	-	193,000
Denominated in pesos, maturing in January 2015, at TIIE (1) FIRA (2) rate plus 1.25 percentage points	-	-	250,000
Total short-term debt	$1,444,800	1,622,850	664,250

During 2016 no short-term debt denominated in pesos was contracted. Annual weighted average interest rate of short-term loans denominated in pesos for 2015 and 2014 was 3.13% and 2.78%, respectively. Average interest rate for short-term loans existing as of December 31, 2015 and 2014, was 4.17% and 3.68%, respectively.

Annual weighted average interest rate of short-term loans denominated in dollars for the years 2016, 2015 and 2014 was 1.04%, 1.05% and 1.10%, respectively. Average interest rate for loans existing as of December 31, 2016, 2015 and 2014 was 1.05%, 0.83% and 1.24%, respectively.

(1)	TIIE (for its acronym in Spanish) = Interbank Equilibrium Rate
(2)	FIRA (for its acronym in Spanish) = Agriculture Trust Funds
(3)	LIBOR= London Interbank Offered Rate

b) Long-term debt consists of the following:

	December 31,
	2016	2015	2014
Denominated in pesos, maturing in September 2017, at TIIE (1) rates plus 0.63 percentage points.	$98,000	100,000	102,000
Denominated in pesos, maturing in 2017 and 2018, at TIIE (1) FIRA (2) rates less 0.25 percentage points.	603,739	603,871	-
Denominated in pesos, maturing in 2018, at TIIE (1) FIRA (2) rates less 0.60 percentage points.	293,400	297,800	-
Denominated in pesos, maturing in 2019, at TIIE (1) FIRA (2) rates plus 0.25 percentage points.	53,978	-	-
Denominated in pesos, maturing in 2019, at TIIE (1) FIRA (2) rates plus 0.50 percentage points.	54,000	-	-
Denominated in pesos, maturing in 2015 and 2016, at TIIE (1) plus 1.00 percentage points.	-	2,489	10,209
Denominated in pesos, maturing in August 2015, at TIIE (1) FIRA (2) rates less 0.90 percentage points.	-		124,000
Denominated in pesos, maturing in April 2017, at TIIE (1) rates plus 0.25 percentage points.	-		49,993
Debt securities (subsection (d))	1,500,000	1,500,000	1,500,000
Total	2,603,137	2,504,160	1,786,202
Less current maturities	(1,652,725)	(9,033)	(133,732)
Long-term debt, excluding current maturities	$950,412	2,495,127	1,652,470

Long-term annual weighted average interest rate for 2016, 2015 and 2014 was 4.04%, 3.07% and 3.72%, respectively. Average rate for current loans as of December 31, 2016, 2015 and 2014 was 5.63%, 3.56% and 3.68%, respectively.

(1) TIIE (for its acronym in Spanish) = Interbank Equilibrium Rate

(2) FIRA (for its acronym in Spanish) = Trust Established in Relation to Agriculture

During 2016 and 2015 the Company did not make early payments on its long-term debt, in 2014 the Company made early payments on its long-term debt of $201,300, without payment of fees for early termination.

As of December 31, 2016, 2015 and 2014, total unused lines of credit totaled $5,551,263, $6,156,229 and $5,282,600, respectively. In all such years, the Company did not pay any fee for undrawn balances.

c) Maturities of long-term debt, excluding current maturities, as of December 31, 2016, are as follows:

Year	Amount
2018	$842,839
2019	107,573
$950,412

Interest expense on total loans during the years ended December 31, 2016, 2015 and 2014, amounted to $129,769, $93,964 and $87,624, respectively.

Certain bank loans establish certain affirmative and negative covenants, as well as the requirement to maintain certain financial ratios, which have been met as of December 31, 2016, among which are:

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

d) Issuance of debt securities

On August 28, 2012, the Company was authorized to issue debt securities in the total amount of the program of $5,000,000 or the equivalent in UDIS (1), on a revolving basis, for a term of five years from the date of the authorization letter from the Mexican Banking and Securities Commission. The initial issuance dated August 31, 2012 was of $1,500,000 pesos with ticker symbol: "BACHOCO 12" for a term of 1,820 days, equivalent to 65 periods of 28 days, approximately five years, with 15,000,000 debt securities and a par value of $100 pesos per certificate.

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

Derived from the issuance of the Debt securities, the Company is subject to certain requirements, affirmative and negative covenants, with which they comply as of December 31, 2016.

(18)	Trade accounts and other accounts payable

	December 31,
	2016	2015	2014
Trade payables	$3,646,410	3,800,407	3,257,291
Sundry creditors and expenses payable	448,679	288,582	273,255
Provisions	105,434	202,303	215,003
Statutory employee profit sharing	42,134	31,730	19,939
Retained payroll taxes and other local taxes	214,558	197,806	167,205
Direct employee benefits	76,721	72,898	33,894
Interest payable	11,160	3,306	1,920
Government grant	-	-	1,947
Others	81	71	61
	$4,545,177	4,597,103	3,970,515

Note 8 discloses the Company’s exposure to the exchange and liquidity risks related to trade accounts payable and other accounts payable.

On December 2009, the Mexican Federal Competition Agency (CFC, for its Spanish acronym) released a news report in which it announced an investigation on the Mexican poultry industry in reference to possible monopolistic practices. As a result of this investigation, CFC imposed several fines to the Company for supposedly having certain practices where the price of chicken was manipulated. Although the Company and its legal advisors considered that the interposed legal processes were well sustained and attended, a provision that was considered adequate was recognized. During 2016 these judgments were concluded in favor of the Company's interests, for which reason the provision recorded for this purpose was canceled.

Additionally, the National Water Commission (CNA, for its Spanish acronym) imposed credits and fines to the Company for supposed infractions made by the Company in water administration for exploitation of livestock. The Company has recognized a provision for the amount that it expects to be probable to pay.

Bachoco USA, LLC. is involved in claims with the United States of America Department of Labor and the Unites State Immigration and Customs Enforcement, and various other matters related to its business, including workers’ payment claims and environmental issues. As of December 31, 2016, 2015 and 2014, the Company has recorded provisions of $41,280 (2,000 thousand dollars), $51,630 (3,000 thousand dollars) and $22,125 (1,500 thousand dollars) for estimated probable payments.

(19)	Transactions and balances with related parties

(a)      Transactions with management

Compensation

The following table shows the compensation paid to the directors and executives for services provided in their respective positions for the years ended December 31, 2016, 2015 and 2014:

	December 31,
	2016	2015	2014
Compensation	$53,531	42,295	39,538

(b)      Transactions with other related parties

Below is a summary of the Company’s transactions and balances with other related parties, which are comprised of affiliates that are under common control:

i.	Revenues

	Transaction value			Balance as of
	December 31,			December 31,
	2016	2015	2014	2016	2015	2014
Sales of products to:
Vimifos, S.A. de C.V.	$30,714	32,827	32,202	$4,261	5,447	109
Frescopack, S.A. de C.V.	66	-	-	32	-	-
Maquinaria Agrícola, S.A. de C.V.	-	-	-	-	-	19
Autos y Accesorios, S.A. de C.V.	-	419	1,302	-	-	-
Alfonso R. Bours, S.A. de C.V.	-	-	-	-	-	1,801
Taxis Aéreos del Noroeste, S.A. de C.V.	1,927	135	19	144,562	189,075	-
	$43,708	33,381	33,523	$148,855	194,522	1,929

The balance of Taxis Aéreos del Noroeste, S.A. de C.V., as of December 31, 2016 and 2015 for $144,562 and $189,075 corresponds to a loan that bears interest and is due in the short term.

ii.       Expenses and balances payable to related parties

	Transaction value			Balance as of
	December 31,			December 31,
	2016	2015	2014	2016	2015	2014
Purchases of food, raw materials and packing supplies
Vimifos, S.A. de C.V.	$554,282	477,920	359,258	$126,396	91,982	76,482
Frescopack, S.A. de C.V.	137,752	181,802	153,891	35,931	37,827	23,267
Pulmex 2000, S.A. de C.V.	41,122	42,263	21,283	7,528	16,181	6,858
Qualyplast, S.A. de C.V.	193	237	925	64	158	97
Purchases of vehicles, tires and spare parts
Maquinaria Agrícola, S.A. de C.V.	$34,446	41,947	55,166	1,898	4,074	4,315
Llantas y Accesorios, S.A. de C.V.	29,457	29,269	31,423	3,449	2,732	4,688
Autos y Accesorios, S.A. de C.V.	40,575	29,510	21,397	1,985	3,364	6,454
Autos y Tractores de Culiacán, S.A. de C.V.	39,504	54,853	19,140	5,298	3,100	1,971
Camiones y Tractocamiones de Sonora, S.A. de C.V.	153,802	69,779	33,227	6,137	5,815	2,384
Agencia MX-5, S.A de C.V.	25	1	2	2	-	2
Alfonso R. Bours, S.A. de C.V.	394	526	452	94	93	63
Cajeme Motors S.A. de C.V.	7,974	6,632	-	710	2	-
Airplane leasing expenses
Taxis Aéreos del Noroeste, S.A. de C.V.	$7,739	7,874	1,964	474	300	452
				$189,966	165,628	127,033

As of December 31, 2016, 2015 and 2014, balances payable to related parties correspond to current accounts denominated in pesos that bear no interest and are payable in a short-term basis.

As of December 31st 2014 the Company has a prepayment for the purchase of property, plant and equipment for $12,500 paid to Autos y Tractores de Culiacan S.A. de C.V., which is included on note 12.

(20)	Income Tax

Under the tax legislation in Mexico and the United States of America in effect through December 31, 2016, entities are subject to pay Income Tax (ISR, by its Spanish acronym). During 2013, certain reforms to the Mexican tax law were enacted that entered into effect beginning January 1, 2014, which include, among others, the cancelation of scheduled reductions in the income tax rate and the elimination of the business flat tax (“IETU” for its Spanish acronym).

a)        ISR

The Company and each of its subsidiaries file separate income tax returns (including its foreign subsidiary, which files income tax returns in the United States of America, based on its fiscal year ending in April of every year). For the years ended December 31, 2016, 2015 and 2014, the applicable rate under the general tax regime in Mexico is 30%; this rate will be applicable in future years as well. The applicable rate for the Company’s US subsidiary is 38.79% (includes state and federal taxes).

As of December 31, 2016, 2015 and 2014 BSACV, the Company’s primary operating subsidiary is subject to the agriculture, cattle-raising, forestry and fishing regime of the ISR law, which is applicable to entities exclusively dedicated to such activities. The new ISR Law establishes that such activities are exclusive when no more than 10% of an entity’s total revenues are generated from something other than those activities or from industrialized products.

b)        Tax charged to profit and loss

For the years ended December 31, 2016, 2015 and 2014, the income tax (benefit) expense included in profit and loss is as follows:

	December 31
	2016	2015	2014
Operation in Mexico:
Current ISR	1,215,171	1,291,536	1,211,006
Deferred ISR	264,086	146,595	230,255
	1,479,257	1,438,131	1,441,261
Foreign operation:
Current ISR	45,358	196,954	165,034
Deferred ISR	118,818	45,475	49,815
Total ISR expense	$1,643,433	1,680,560	1,656,110

Total income tax expense

The income tax expense attributable to income before income taxes, was different from the amount computed by applying the ISR rate of 30% in 2016, 2015 and 2014 as a result of the items listed below:

	December 31,
	2016		2015		2014
	ISR	Percentage	ISR	Percentage	ISR	Percentage

Expected expense	$1,678,379	30%	$1,650,025	30%	$1,676,633	30%
Increase (decrease) resulting from:
Net effects of inflation	(144,611)	(2%)	(87,322)	(2%)	(112,388)	(2%)
(Non-taxable income) Non-deductible expenses	14,550	0%	(4,882)	(0%)	(7,101)	(0%)
Effect of rate difference of foreign subsidiary	21,979	0%	57,103	1%	26,712	1%
Effect from non-deductible employee benefits	71,868	1%	74,173	1%	73,038	1%
Other	1,268	0%	(8,537)	0%	(784)	(0%)
Income tax expense	$1,643,433	29%	$1,680,560	30%	$1,656,110	30%

c)        Deferred income tax

The Company and each one of its subsidiaries determine the deferred taxes that are reflected at a consolidated level, on stand-alone basis. BSACV, the main operating subsidiary of the Company is subject to tax payment under the agriculture, cattle-raising, forestry and fishing regime, in which the tax base for ISR is determined on collected revenues minus paid deductions.

The tax effects of temporary differences, tax losses and tax credits that give rise to significant portions of deferred tax assets and liabilities as at December 31, 2016, 2015 and 2014 are detailed below:

	December 31,
	2016	2015	2014
Deferred tax assets
Accounts payable	$831	764	5,019
Employee benefits	42,221	32,572	14,071
PTU payable	12,700	9,516	6,376
Accounts receivable	-	404	-
Tax loss carryforwards	2,760	10,236	21,383
Property, plant and equipment	-	490	-
Prepaid expenses	-	-	245
Other provisions	1,754	239	2,284
Total deferred tax assets	60,266	54,221	49,378

Deferred tax liabilities
Property, plant and equipment	82	-	-
Prepaid expenses	52	94	-
Total deferred tax liabilities	134	94	-
Net deferred tax assets	60,132	54,127	49,378

	December 31,
	2016	2015	2014
Deferred tax assets
Accounts payable	$964,676	1,093,145	1,120,240
Employee benefits	-	-	7,445
PTU payable	-	-	423
Tax loss carryforwards	676	1,081	4,073
Goodwill	19,846	22,326	-
Other provisions	24,049	6,606	13,817
Derivative financial instruments	-	859	-
Total deferred tax assets	1,009,247	1,124,017	1,145,998

Deferred tax liabilities
Inventories	1,612,890	1,400,793	1,188,259
Accounts receivable	438,146	382,585	411,312
Property, plant and equipment	2,566,002	2,356,509	2,365,619
Prepaid expenses	302,958	353,166	257,133
Derivative financial instruments	1,826	-	5,872
Total deferred tax liabilities	4,921,822	4,493,053	4,228,195
Net deferred tax liability	$3,912,575	3,369,036	3,082,197

d)        Unrecognized deferred tax assets

Deferred tax assets that have not been recognized in the Company’s consolidated financial statements are as follows:

	December 31,
	2016	2015	2014
Recoverable tax on assets	-	1,774	2,586
Total	$-	1,774	2,586

e)        Unrecognized deferred tax liabilities

Deferred taxes related to investments in subsidiaries have not been recognized as the Company is able to control the moment of the reversal of the temporary difference, and the reversal is not expected to take place in the foreseeable future. Deferred income tax on investments in subsidiaries not recognized as of December 31, 2016 amounts to $1,962,545. The Company's policy has been to distribute accounting profits when the respective taxes have been paid and in the case of foreign profits, such tax may be duly credited in Mexico.

f)        Movement in temporary differences during the fiscal year

	January 1, 2016	Recognized in profit and loss	Acquired or/ Recognized directly in equity	December 31, 2016
Accounts payable	$(1,093,909)	134,658	(6,256)	(965,507)
Employee benefits	(32,572)	(14,115)	4,466	(42,221)
PTU payable	(9,516)	(3,184)	-	(12,700)
Tax loss carryforwards	(11,317)	7,881	-	(3,436)
Other provisions	(6,846)	(18,200)	(757)	(25,803)
Goodwill	(22,326)	6,272	(3,792)	(19,846)
Inventories	1,400,793	167,441	44,656	1,612,890
Accounts receivable	382,182	55,964	-	438,146
Property, plant and equipment	2,356,019	93,752	116,313	2,566,084
Prepaid expenses	353,260	(50,250)	-	303,010
Derivative financial instruments	(859)	2,685	-	1,826
Net deferred tax liability	$3,314,909	382,904	154,630	3,852,443

	January 1, 2015	Recognized in profit and loss	Acquired or/ Recognized directly in equity	December 31, 2015
Accounts payable	$(1,125,260)	35,489	(4,138)	(1,093,909)
Employee benefits	(21,515)	(3,274)	(7,783)	(32,572)
PTU payable	(6,800)	(2,716)	-	(9,516)
Tax loss carryforwards	(25,455)	14,389	(251)	(11,317)
Other provisions	(16,101)	9,379	(124)	(6,846)
Goodwill	-	(20,588)	(1,738)	(22,326)
Inventories	1,188,259	187,852	24,682	1,400,793
Accounts receivable	410,870	(28,688)	-	382,182
Property, plant and equipment	2,365,620	(88,973)	79,372	2,356,019
Prepaid expenses	257,329	95,931	-	353,260
Derivative financial instruments	5,872	(6,731)	-	(859)
Net deferred tax liability	$3,032,819	192,070	90,020	3,314,909

	January 1, 2014	Recognized in profit and loss	Acquired or/ Recognized directly in equity	December 31, 2014
Accounts payable	$(1,352,591)	229,510	(2,179)	(1,125,260)
Employee benefits	(5,110)	(8,661)	(7,744)	(21,515)
PTU payable	(8,857)	2,057	-	(6,800)
Tax loss carryforwards	(90,637)	66,899	(1,717)	(25,455)
Other provisions	-	(16,249)	148	(16,101)
Inventories	1,235,848	(59,061)	11,472	1,188,259
Accounts receivable	316,374	94,496	-	410,870
Property, plant and equipment	2,389,609	(75,567)	51,578	2,365,620
Prepaid expenses	216,555	40,774	-	257,329
Derivative financial instruments	-	5,872	-	5,872
Net deferred tax liability	$2,701,191	280,070	51,558	3,032,819

g)       Tax on assets and tax loss carryforwards

As at December 31, 2016, tax loss carryforwards expires as shown below. Amounts are indexed for inflation as permitted by Mexican income tax law:

	Amount as of December 31, 2016
Year	Tax loss carryforwards	Year of expiration / maturity
2014	$10,615	2024
2015	1,365	2025
	$11,980

h)       Impacts on the tax reform for changes beginning 2014

The main income tax impact to the Company, due to tax reform with effect beginning January 1, 2014, is related to the increase from 21% to 30% in the tax rate of BSACV, the Company’s primary operating subsidiary (beginning 2014 the tax rate is 21% on annual taxable income up to 10 million pesos, and for taxable income in excess of that amount, the tax rate is 30%), and to the deductible limitation of 53% of wage expenses of employee benefits that are tax exempt income for workers.

(21)	Employee benefits

a)      Employee benefits in Mexico

Defined contribution plans

Effective January 1, 2016 the Company has a defined contribution plan which receives contributions from both the employees and the Company. Employees can make contributions from 1% to 5% of their wage and the Company is obligated to make contributions as follows: i) 20% of employee contributions for employees with 1 - 4.99 years of service, ii) 40% of employee contributions for employees with 5 – 9.99 years of service, and iii) 100% matching contributions for employees with 10 or more years of service or when the employee reaches 40 years of age, regardless of the years of service. During 2015 and 2014 the Company has a defined contribution plan which receives contributions from both the employees and the Company. Employees can make contributions from 1% to 5% of their wage and the Company is obligated to make contributions as follows: i) from the first to the fifth year of service of 1% of the wage, ii) from the sixth year of services of the employee the contribution of the Company is increased by 1% until it reaches 5%, and iii) for the subsequent years the Company contribution will be the same as the employee’s.

When an employee retires from the Company he/she has the right to receive the contribution he/she has made to the plan, and i) if the employee retires between the first and the 4.99 year of services (4 year of services during 2015 and 2014), he/she does not have the right to receive the contribution made by the Company, ii) if he/she retires on the fifth year of services he/she has the right to receive 50% of the contributions made by the Company and, for each additional service year, the employee has the right to receive an additional 10% of the contributions made by the Company. The expenses for paid contributions to defined contribution plans, other than those mandated by Mexican law, were $1,597, $1,481 and $7,973, in 2016, 2015 and 2014, respectively.

The Company makes payments equivalent to 2% of the integrated wage of its workers to the defined contribution plan for the retirement saving fund system established by Mexican law. The expense for this concept was $50,047, $46,670 and $42,742, in 2016, 2015 and 2014, respectively.

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

The plans in Mexico expose the Company to actuarial risks such as: interest rate risk, longevity risk and salary risk:

Interest risk	A decrease in the interest rate for the governmental bonds will increase the plan’s liability.

Longevity risk	The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability.

Salary risk	The present value of the defined benefit plan liability is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plan’s liability.

The projected net liability presented on the consolidated statements of financial position is as follows:

	December 31,
	2016	2015	2014
Present value of unfunded obligations	$195,019	160,218	90,899
Present value of funded obligations	267,535	286,881	314,804
Total present value of benefit obligations (PBO)	462,554	447,099	405,703
Plan assets at fair value	(267,535)	(286,881)	(314,804)
Projected liability, net	$195,019	160,218	90,899

i.        Composition and return of plan assets

	Actual return of the plan’s assets			Composition of the plan’s assets
	2016	2015	2014	2016	2015	2014
Fixed income securities	7.16%	1.25%	5.99%	64%	60%	63%
Variable income securities	10.07%	4.87%	7.69%	36%	40%	37%
Total				100%	100%	100%

ii.        Movements in the present value of defined benefit obligations (PBO)

	2016	2015	2014
PBO as at January 1	$447,099	405,703	360,415
Benefits paid by the plan	(26,031)	(25,244)	(31,091)
Service cost	29,604	26,836	24,438
Interest cost	34,857	31,603	29,768
Actuarial (gains) losses recognized in other comprehensive income	(24,827)	8,201	22,173
Past service cost – plan amendments	1,852	-	-
PBO as at December 31	$462,554	447,099	405,703

iii.      Movements in the fair value of plan assets

	2016	2015	2014
Plan assets at fair value as at January 1	$286,881	314,804	312,170
Transfer of assets to fund defined contribution benefit plan	(25,600)	(24,187)	-
Benefits paid by the plan	(9,457)	(10,894)	(20,011)
Expected return on plan assets	25,650	24,901	26,283
Actuarial losses in other comprehensive income	(9,939)	(17,743)	(3,638)
Fair value of plan assets as at December 31	$267,535	286,881	314,804

iv.       Expense recognized in profit and loss

	2016	2015	2014
Current service cost	$29,604	26,836	24,438
Interest cost, net	9,207	6,702	3,485
	$38,811	33,538	27,923

v.         Actuarial gains and (losses)

	2016	2015	2014
Amount accumulated as at January, 1	$(138,128)	(112,184)	(86,372)
Recognized during the year	14,888	(25,944)	(25,812)
Amount accumulated as at December, 31	$(123,240)	(138,128)	(112,184)

vi.       Actuarial assumptions

Primary actuarial assumptions at the consolidated financial statements date (expressed as weighted averages) are as follows.

	2016	2015	2014
Discount rate as at December, 31	9.00%	8.00%	8.00%
Rate for future salary increases	4.50%	4.50%	4.50%
Social security wage increase rate	3.50%	3.50%	3.50%

The assumptions related to mortality are based on statistics and experiences over the Mexican population. The average expected life of an individual that retires at 65 years of age is 17.13 years for men and 10.92 years for women (Experience Chart of Demographic Mortality for Active EMSSA 1997).

vii.      Historical information

	December 31,
	2016	2015	2014
Present value of defined benefit obligation	$462,554	447,099	405,703
Plan assets at fair value	(267,535)	(286,881)	(314,804)
Plan deficit	$195,019	160,218	90,899
Experience adjustments arising from plan liabilities	$(24,827)	8,201	22,173
Experience adjustments arising from plan assets	$(9,939)	(17,743)	(3,638)

viii.    Sensitivity analysis of the defined benefits obligations as of December 31, 2016, 2015 and 2014

2016	Pension plan	Seniority premium	Constructive obligation	Total PBO
Discount rate 9.00%	(308,885)	(93,877)	(59,792)	(462,554)
Rate increase (+ 1%)	(280,316)	(88,657)	(56,237)	(425,210)
Rate decrease (- 1%)	(312,017)	(99,733)	(63,796)	(475,546)

2015	Pension plan	Seniority premium	Constructive obligation	Total PBO
Discount rate 8.00%	(293,443)	(93,037)	(60,619)	(447,099)
Rate increase (+ 1%)	(248,925)	(87,540)	(56,784)	(393,249)
Rate decrease (- 1%)	(338,238)	(99,240)	(64,961)	(502,439)

2014	Pension plan	Seniority premium	Constructive obligation	Total PBO
Discount rate 8.00%	(266,298)	(84,908)	(54,497)	(405,703)
Rate increase (+ 1%)	(216,605)	(79,874)	(51,033)	(347,512)
Rate decrease (- 1%)	(334,923)	(90,594)	(58,423)	(483,940)

ix.       Expected cash flows

Total
2017-2027	$455,006

x.        Future contributions to the defined benefits plan

The Company does not expect to make contributions to the defined benefit plans in the following financial year.

b)        Foreign employee benefits

Defined contribution plans

Bachoco USA, LLC. (foreign subsidiary) has a defined contribution retirement 401(k) plan, covering all employees who meet certain eligibility requirements. The Company contributes to the plan at the rate of 50% of employee’s contributions up to a maximum of 2% of the individual employee’s contribution. The cumulative contribution expense for this plan was $10,909, $8,014 and $6,597 for the year ended December 31, 2016, 2015 and 2014, respectively.

Equity-based compensation

Bachoco USA, LLC. has a deferred payment agreement with certain key employees. Amounts payable under this plan are vested after 10 years from the date of the agreement. The benefit value of each unit is equal to the increase in the initial book value from the date of the agreement to the conclusion of the vesting period. Under the agreement, 26,000, 38,000 and 38,000 units were outstanding as of December 31, 2016, 2015 and 2014, respectively, all of which were fully vested. The total liability under this plan totaled $3,337, $4,195 and $3,516 as at December 31, 2016, 2015 and 2014, respectively. No expense was recognized for this plan for the year ended December 31, 2016, 2015, and 2014.

c)        PTU

Industrias Bachoco, S.A.B de C.V. and BSACV has no employees. Each of the subsidiaries of the Company that has employees in Mexico is required under Mexican laws to pay employees, in addition to their payment and benefits, statutory employee profit sharing in an aggregate amount equal to 10% of each subsidiary’s taxable income. The accrued liability as of December 31, 2016, 2015 and 2014 is shown in note 18, Trade payable and other accounts payable.

(22)	Costs and expenses by nature

	2016	2015	2014
Cost of sales	$42,635,071	36,847,508	32,494,974
General, selling and administrative expenses	4,847,858	4,323,374	3,781,326
Total costs and expenses	$47,482,929	41,170,882	36,276,300

Inventory consumption	$34,018,493	28,877,468	24,873,999
Wages and salaries	5,971,382	5,127,750	4,451,457
Freight	3,712,349	3,394,780	2,948,439
Maintenance	1,292,763	1,166,326	1,077,940
Other utility expenses	1,005,570	1,020,610	1,193,449
Depreciation	925,748	769,270	805,650
Leases	403,116	359,749	311,585
Other	153,508	454,929	613,781
Total	$47,482,929	41,170,882	36,276,300

(23)	Operating leases

Company as lessee

The Company has entered into operating leases for certain offices, production facilities, and automotive and computer equipment. Some leases contain renewal options. These agreements have terms between one and five years.

	2016	2015	2014
Lease expenses	$403,116	359,749	311,585

The amount of annual rentals payable, arising from lease agreements for the following five years is as follows:

2017	$107,842
2018	78,691
2019	57,826
2020	72,121
2021	114,116

(24)	Stockholders’ equity and reserves

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

During 2016, 2015 and 2014 these ratios were below the thresholds established by the Company’s Risk Committee.

b)      Common stock and premiums

As of December 31, 2016, 2015 and 2014, the Company’s capital stock is represented by 600,000,000 Series “B” registered shares with a par value of $1 peso per share.

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

Based on the information provided to the Company, as of December 31, 2016, stockholders with 1% or more interest in the Company, in addition to the family trusts, are as follows:

	Shares	Position
Renaissance Technologies LLC	6,376,800	1.06%

c)        Other comprehensive income items

i.         Foreign currency translation reserve

This concept is related to the translation of the Company’s U.S. operations from their functional currency (U.S. dollar) to the reporting currency, the Mexican peso.

ii.        Actuarial remeasurements

Actuarial remeasurements are recognized as other components of comprehensive income and are related to variations in actuarial assumptions that generate actuarial gains or losses as well as adjust the actual yields from plan assets from the net interest cost calculated over the net defined benefits liability balance. Actuarial remeasurements are presented net of income tax within other comprehensive income in the consolidated statement of changes in stockholders’ equity, the amount of these actuarial remeasurements net of taxes as of December 31, 2016 amounts to $86,774, which includes a deferred tax effect of $36,466.

d)       Reserve for repurchase of shares

In 1998, the Company approved a stock repurchase plan in conformity with the Mexican Securities Trading Act and created a reserve for that purpose of $180,000 charged to retained earnings in such year.

On April 27, 2016, pursuant to a resolution at the General Ordinary Stockholders’ Meeting, an amount of $449,641 was approved to be used in the reserve for acquisition own shares.

The following table shows the movements of the reserve for acquisition of shares during the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
Balance as at January 1	10,000	-	-
(+) Total shares purchased	100,157	677,013	149,475
(-) Total shares sold	(110,157)	(667,013)	(149,475)
Balance as at December 31	-	10,000	-

The net amount of repurchase and treasury share sale transactions gave rise to additional paid in capital of $368, $14,376 and $1,504 during the years ended December 31, 2016, 2015 and 2014, respectively, recognized within equity.

As at December 31, 2016, the Company has no treasury shares.

e)       Dividends

During the years ended December 31, 2016, 2015 and 2014, the Company has declared and paid the following dividends:

On April 27, 2016, the Company declared a payment of dividends in cash at nominal value of $780,000 or $1.30 pesos per outstanding share, from which there is a reduction of $40 for the dividend corresponding to repurchased shares. The payment was made in two equal installments, in May and July, 2016.

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

The Company obtains most of its revenue and net income from BSACV. For fiscal years 2016, 2015 and 2014, net income of BSACV, accounted for 65%, 67% and 72% respectively, of consolidated net income. Dividends for which BSACV pays ISR will be credited to the Company’s CUFIN account, and accordingly, any future liabilities arising from ISR will be incurred when such amounts are distributed as dividends to the stockholders.

f)       Tax balances of stockholders’ equity

CUFIN	Balance as 2013	Balance from2014	Total
IBSA individual	$7,646,453	3,561,184	11,207,637
IBSA Consolidated	8,366,664	8,172,556	16,539,220

The restated amount as of December 31, 2016 on tax bases of the contributions made by stockholders (CUCA), totaling $2,655,121, may be refunded to them tax-free, to the extent that such amount is the same or higher than equity.

(25)	Earnings per share

The basic and diluted earnings per share for the years ended December 31, 2016, 2015 and 2014 are $6.58, $6.36 and $6.55, respectively. The calculation of earnings per share was based on income attributable to ordinary stockholders of $3,946,634, $3,812,840 and $3,926,926 for the years ended December 31, 2016, 2015 and 2014, respectively.

The average weighted number of common outstanding in 2016, 2015 and 2014 was 599,979,844, 599,631,383 and 599,955,240 shares, respectively.

The Company has no ordinary shares with potential dilutive effects.

(26)	Commitments

•	Bachoco USA, LLC has self-insurance programs for health care costs and workers’ payments. The subsidiary is liable for health care claims up to $7,224 (350 thousand dollars) each year per plan participant and workers’ payments claims up to $20,640 (1,000 thousand dollars) per event. Self-insurance costs are recorded based on the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. The provision for this concept is recorded in the accompanying consolidated statement of financial position within current liabilities amounting to $75,873 (3,676 thousand dollars), $69,718 (4,051 thousand dollars) and $50,342 (3,413 thousand dollars) as at December 31, 2016, 2015 and 2014, respectively. Likewise, the consolidated statement of comprehensive income includes expenses relating to self-insurance plans of $120,729 (6,463 thousand dollars), $108,360 (6,828 thousand dollars) and $101,293 (7,616 thousand dollars) for the years ended December 31, 2016, 2015 and 2014, respectively. The Company is required to maintain letters of credit on behalf of the subsidiary of $70,176, $58,514 and $50,150 (3,400 thousand dollars) as at December 31, 2016, 2015 and 2014, respectively, to secure self-insured workers' payments.

•	The Company has entered into grain supply agreements with third parties as part of the regular course of its operations.
F-71

•	The Company has entered into certain contracts with suppliers under which advanced payments are rendered in order to assure the supply of materials and services.

(27)	Contingencies

a)       Insurance

The Company has established a risk management program under a best practices methodology that assures the main risks of the business with the objective of reducing losses due to relevant claims. At the end of 2016 the company set up a Captiva reinsurance company to complement its risk management strategy. Notwithstanding the foregoing, since all the exposures are not covered, there is a risk that the loss or destruction of certain assets may have a significant adverse effect on the Company’s operations and financial situation.

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

(28)	Financial income and costs

	2016	2015	2014
Interest income	$637,977	482,442	337,769
Income from interest in accounts receivable	8,357	7,492	9,595
Foreign exchange gain, net	297,463	95,447	19,863
Effects of valuation of derivative financial instruments	25,377	8,464	-
Financial income	969,174	593,845	367,227

Effects of valuation of derivative financial instruments	-	-	(2,229)
Interest expense and financial expenses on financial debt	(129,769)	(93,964)	(87,624)
Commissions and other financial expenses	(42,385)	(53,328)	(30,466)
Financial costs	(172,154)	(147,292)	(120,319)
Financial income, net	$797,020	446,553	246,908

(29)	Other income (expenses)

	2016	2015	2014
Other income
Sale of scrap of biological assets, raw materials, by-products and other	$1,076,902	636,386	722,653
Total other income	1,076,902	636,386	722,653
Other expenses
Cost of disposal of biological assets, raw materials, by-products and other	(704,152)	(507,196)	(623,148)
Other	(112,548)	(133,830)	(260,424)
Total other expenses	(816,700)	(641,026)	(883,572)
Total other income (expenses), net	$260,202	(4,640)	(160,919)

F-73