Form 20-F
period 2017-12-31
Industrias Bachoco S.A.B. de C.V.
filed 2018-04-27
CIK 1044896

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐  Accelerated filer ☒           Non-accelerated filer ☐

  Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Currency

Except as otherwise indicated, all data in the financial statements included below and in Item 18 (which together with the attached notes constitute our “Audited Consolidated Financial Statements”) and the selected financial information included throughout this Form 20-F (this “Annual Report”) have been presented in millions of nominal pesos unless otherwise indicated. References herein to “pesos” or “$” are to the lawful currency of Mexico.

References herein to “U.S. dollar” or “USD” are to the lawful currency of the United States of America.

This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of $19.66 to USD1.00 (one U.S. dollar), the exchange rate on December 31, 2017, according to the Banco de Mexico (the “Mexican Central Bank”).

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

STATEMENT OF PROFIT OR LOSS DATA

In millions, for the year ended December 31,	2017	2017	2016	2015	2014	2013
	USD	$	$	$	$	$
Net revenues	2,952.7	58,050.0	52,020.3	46,229.0	41,779.1	39,710.7
Cost of sales	2,416.2	47,503.0	42,635.1	36,847.5	32,495.0	33,176.6
Gross profit	536.5	10,547.1	9,385.2	9,381.5	9,284.1	6,534.1
General, selling and administrative expenses	275.9	5,423.4	4,847.9	4,323.4	3,781.3	3,291.0
Other(expenses) income, net	8.5	167.6	260.2	(4.6)	(160.9)	30.7
Operating income	269.1	5,291.3	4,797.6	5,053.5	5,341.9	3,273.8
Net finance income	38.0	747.6	797.0	446.6	246.9	118.4
Income tax	55.2	1,084.4	1,643.4	1,680.6	1,656.1	1,350.4
Profit attributable to controlling interest	251.7	4,948.2	3,946.6	3,812.8	3,926.9	2,038.4
Profit attributable to non-controlling interest	0.3	6.2	4.5	6.7	5.7	3.4
Profit for the year	$252.0	4,954.4	3,951.2	3,819.5	3,932.7	2,041.8
Basic and diluted earnings per share(1)	0.42	8.25	6.58	6.36	6.55	3.4
Basic and diluted earnings per ADR(2)	5.03	98.97	78.90	76.3	78.66	40.84
Dividends per share(3)	0.066	1.300	1.300	1.500	0.000	1.584
Weighted average shares outstanding(4)	599,998	599,998	599,980	599,631	599,955	599,993

(1)	Calculated based on the weighted average number of basic and diluted shares. No potentially dilutive shares exist in any of the years presented, for which reason, basic and diluted earnings per share are the same.
(2)	Each ADR represents twelve shares.
(3)	Dividends per share have been computed by dividing the total amount of dividends paid by the weighted average shares outstanding.
(4)	In thousands of shares.

STATEMENT OF FINANCIAL POSITION DATA

In millions as of December 31,	2017	2017	2016	2015	2014	2013
	USD	$	$	$	$	$
Total assets	2,571.6	50,557.4	45,090.5	40,446.6	34,843.1	28,889.7
Cash and cash equivalents	819.5	16,112.3	14,681.2	14,046.3	11,036.1	6,716.9
Total liabilities	756.8	14,879.5	13,374.3	12,667.2	10,481.1	8,738.5
Short-term debt(1)	187.9	3,695.1	3,097.5	1,631.9	798.0	557.6
Long-term debt	79.0	1,554.0	950.4	2,495.1	1,652.5	1,510.2
Total stockholders’ equity	1,814.7	35,677.9	31,716.2	27,779.4	24,362.1	20,151.1
Capital stock	59.7	1,174.4	1,174.4	1,174.4	1,174.4	1,174.4

(1)	Includes notes payable to banks and current installments of long term debt.

MARGINS

In percentage, for the years ended December 31,	2017	2016	2015	2014	2013
Gross margin	18.2%	18.0%	20.3%	22.2%	16.5%
Operating margin	9.1%	9.2%	10.9%	12.8%	8.2%
Net margin for the year	8.5%	7.6%	8.4%	9.4%	5.1%

Other Indicators

The tables set below present key indicators.

VOLUME SOLD BY OPERATING SEGMENT

In thousands of tons, as of December 31,	2017	2016	2015	2014	2013
Total sales volume:	2,201.4	2,122.8	2,034.3	1,841.4	1,771.1
Poultry	1,723.8	1,668.6	1,613.4	1,495.0	1,429.2
Others	477.6	454.2	420.9	346.4	341.9

Gross Domestic Product, Inflation Rate and CETES

The chart below includes Mexican gross domestic product (“GDP”) and inflation rate data from 2013 to 2017, and the average interest rates on 28-day Mexican treasury bills (“CETES”), as provided by the Mexican Central Bank.

Gross Domestic Product

Mexico has experienced economic growth in the last five years, but to varying degrees. In 2017, the Mexican GDP was 2.3%, the same as in 2016. In 2015, Mexican GDP was 2.5%, and in 2014 and 2013 was 2.1% and 1.1% respectively.

Interest Rates

Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 6.7%, 4.2%, 2.9%, 2.7% and 3.8% for 2017, 2016, 2015, 2014 and 2013, respectively. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flow.

Inflation Rates

The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 6.77% in 2017, 3.36% in 2016, 2.13% in 2015, 4.08% in 2014, and 3.97% in 2013, according to the Mexican Central Bank An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the United States.

GDP, INFLATION RATE AND CETES DATA

Year	GDP	Inflation Rate	CETES
2017	2.3%	6.77%	6.7%
2016	2.3%	3.36%	4.2%
2015	2.5%	2.13%	2.9%
2014	2.1%	4.08%	2.7%
2013	1.1%	3.97%	3.8%

On March 12, 2018, the 28 day CETES rate was 7.5%.

Exchange Rates

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

During 2017, the exchange rate of the peso against the U.S. continued with high levels of volatility mainly during the first part of the year. At year-end 2017, the Mexican peso-U.S. dollar exchange rate appreciated 5.0% with respect to year-end 2016.

The following table sets forth the high, low, average and year-end exchange rates for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York, for periods indicated:

EXCHANGE RATE FOR THE LAST 5 YEARS

In pesos per one U.S. dollar	High	Low	Average	Close
	$	$	$	$
2017	21.89	17.48	18.88	19.64	(1)
2016	20.84	17.19	18.67	20.64
2015	17.36	14.56	15.87	17.20
2014	14.79	12.85	13.30	14.75
2013	13.43	11.98	12.76	13.10
EXCHANGE RATE FOR THE LAST 6 MONTHS
March 2018	18.86	18.17	18.59	18.17
February 2018	18.90	18.36	18.65	18.84
January 2018	19.48	18.49	18.91	18.62
December 2017	19.73	18.62	19.18	19.64	(1)
November 2017	19.26	18.51	18.93	18.63
October 2017	19.18	18.21	18.22	19.13

Source: http://www.federalreserve.gov/releases/h10/Hist/dat00_mx.htm.

(1)	As of December 31, 2017, the exchange rate for the year end published by the Mexican Central Bank was $19.66 per one U.S. dollar.

On March 31, 2018, the exchange rate for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York was $18.17 per one U.S. dollar.

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

The Mexican presidential election will be held in July 2018. The uncertainty of whom will be elected may result in markets volatility. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results.

The direct correlation between economic conditions in Mexico and the U.S. has strengthened in recent years because of the North American Free Trade Agreement, (“NAFTA”), and increased economic activity between the two countries (including increased remittances of U.S. dollars from Mexican workers in the U.S. to their families in Mexico). On January 20, 2017, Donald Trump became president of the U.S. President Trump and the Trump administration have made comments suggesting that he intends to re-negotiate the free trade agreements that the U.S. is party to, including NAFTA, and to implement high import taxes. During 2017 the renegotiation process of NAFTA began between U.S., Canada and Mexico. This negotiation continues up to date, and its result remains unclear. Because the Mexican economy is heavily influenced by the U.S. economy, the re-negotiation, or even termination, of NAFTA and/or other U.S. government policies that may be adopted by the new U.S. administration (which may result in regulatory gridlock or on the contrary, it could result in a major regulatory change) could have a material adverse effect on the Mexican economy, which, in turn, could affect our business, financial condition and results of operations.

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

Additionally, changes in tax laws, the imposition of new taxes or changes in the existing tax rates in Mexico or the U.S. could have an adverse impact on our operations and, as a result, negatively affect our financial results.

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

High prices or volatility in main raw materials could adversely affect our production costs and as a result our financial results.

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

We are incorporated under the laws of Mexico, but we have operations in both Mexico and the U.S. Our principal executive offices are located in Mexico at Avenida Tecnológico 401, Ciudad Industrial, zip code 38010, Celaya, State of Guanajuato, Mexico, and our telephone number is +52 (461) 618 3500.

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

In December 2015, the Company reached an agreement to acquire the Oklahoma City Fully Cooked facility from American Foods Group, a U.S. Company. This acquisition comprises all the American Foods Group’s Chicken assets located in Oklahoma City, with a capacity to produce over 700,000 pounds per week of fully cooked chicken products. The Company closed the transaction in February through its subsidiary, OK Foods.

In 2017, the Company made two acquisitions: a) Proveedora La Perla S.A. de C.V.(hereinafter “La Perla”), a pet food plant located in central Mexico. This acquisition includes all the La Perla’s assets owned in the state of Queretaro, Mexico. These assets have the capacity to produce over 65,000 tons a year of dry pet food and comprise a facility for producing Pet Food Treats and b) Albertville Quality Foods Inc. (hereafter “AQF”) a U.S. company located in the state of Alabama that produces and sells value-added further processed products. This acquisition comprises two value-added, further processing plants. We merged AQF with OK Foods, Inc. at the end of 2017, and thus it is not operating as a separate subsidiary.

Capital Expenditures

We finance most of our capital expenditures with resources generated by our operations.

The following is a summary of the capital expenditures incurred by the Company during the periods covered by this Annual Report with the amounts having been computed under IFRS.

In 2017, we made capital expenditures of $3,513.4 which were mainly allocated towards our organic growth plans and the acquisitions made during the year as described above.

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

General

Bachoco owns and manages more than a thousand facilities, organized in 9 production complexes and more than 80 distribution centers in Mexico, and 1 production complex in the United States.

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

In the United States, our sole product line is almost exclusively chicken products.

In the recent years, we have not experienced material changes in the development or production of our products.

Principal Markets

We operate mainly in Mexico and in the U.S. We estimate that we are the biggest producer of chicken products in Mexico. Based on our internal estimates, we currently account for approximately 35.0% of the Mexican chicken production market and are the second largest producer of eggs with an estimated market share of approximately 5.1%. We currently estimate that we have approximately 3.6% market share in the balanced feed products.

As noted previously, in the U.S. we produce and distribute chicken products only. Based on our internal estimates, we currently account for approximately 1.8% of this market.

The following table sets forth, for each of the periods indicated, our net revenues by main product lines as a percentage of total net revenues, as of December 31, 2017, 2016 and 2015:

NET REVENUES BY OPERATING SEGMENTS

In millions of pesos, for the year ended December 31,	2017		2016		2015
	$	%	$	%	$	%
Net Revenues	58,050.0	100	52,020.3	100	46,229.0	100
Poultry	52,479.4	90.4	46,852.5	90.0	41,789.5	90.4
Others	5,570.6	9.6	5,167.8	10.0	4,439.5	9.6

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

Mexico is among the ten main chicken producers worldwide, with an estimated production of 3,383.3 thousand tons of chicken meat in 2017, and a per capita consumption of 32.2 kilograms a year in 2017, an increase of 1.6% when compared to 31.7 kilograms a year in 2016.

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

According to the USDA, Mexico is a main destination for U.S. chicken exports. Chicken imports from the U.S. have increased from 204.1 thousand tons in 2008 (when restrictions for leg quarters imports were phased out in January 2008) to approximately 380.0 thousand tons in 2017. In particular, in 2017, chicken imports increased 2.9% when compared to 2016. This increase was due to an increase in the volume of products coming from South America.

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

SALES AND VOLUME OF CHICKEN BY CATEGORY

In 2017	Industry /volume(1)	Bachoco /volume	Bachoco /sales
Live	n/a	41%	32%
Public market	n/a	11%	11%
Rotisserie	n/a	24%	26%
Supermarket	n/a	5%	5%
Chicken parts	n/a	12%	14%
Value-added products	n/a	8%	13%

In 2016	Industry /volume(1)	Bachoco /volume	Bachoco /sales
Live	37%	39%	32%
Public market	11%	13%	13%
Rotisserie	32%	23%	24%
Supermarket	5%	5%	5%
Chicken parts	10%	11%	13%
Value-added products	5%	9%	14%

In 2015	Industry /volume(2)	Bachoco /volume	Bachoco /sales
Live	38%	38%	30%
Public market	12%	13%	13%
Rotisserie	32%	23%	25%
Supermarket	6%	5%	5%
Chicken parts	8%	11%	13%
Value-added products	4%	10%	14%

(1)	Industry information for 2017 is not available as of the date of this report.
(2)	Source: UNA.

Overview of the Chicken Industry in the U.S.

According to the USDA and the UNA, chicken is the main protein consumed in the U.S., but unlike in Mexico, most of the chicken is sold to producers uncut, and the cuts are mainly sold frozen and with value-added (more than 85%). This is due to a large increase in demand for the three main components of chicken: the breast, wing, and leg quarters.

The U.S. is the world’s largest producer of chicken. Its annual production is estimated at 18.9 million tons or 41.7 billion pounds in 2017 a 2.4% increase over the 18.5 million tons produced in 2016, and its per capita consumption is also one of the highest worldwide, per annum, estimated at 41.3 kilograms (around 91.0 pounds).

The U.S. chicken industry is substantially consolidated and vertically integrated. Most producers of chicken use state-of-the-art technology in their processes. It is estimated that the main three chicken producers account for 45.8% of the total chicken production in the U.S.

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

There is an estimated per capita consumption of around 22.8 kilograms for 2017, a 3.3% decrease when compared to 23.5 kilograms in 2016.

Mexico’s 2017 annual egg production is estimated at 2,718.5 million tons, a decrease of 1.7% as compared with 2,765.4 million tons produced in 2016.

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

We estimate that we are the second largest producer of table eggs in Mexico. In each of 2017 and 2016, we produced 5.1% of the total eggs produced in Mexico in terms of tons. We sell both brown and white eggs. We estimate that we are the largest producer of brown eggs in Mexico, and the largest marketer of packaged eggs with brand identification.

In 2017, 2016 and 2015, the volume sold in the table eggs category in the Mexican industry and by the Company was:

SALES AND VOLUME OF EGG BY CATEGORY

In 2017	Industry / volume(1)	Bachoco /volume	Bachoco /sales
Bulk	n/a	29%	25%
Packaged	n/a	71%	75%
Processed	n/a	0%	0%

In 2016	Industry / volume(2)	Bachoco /volume	Bachoco /sales
Bulk	80%	34%	28%
Packaged	14%	66%	72%
Processed	6%	0%	0%

In 2015	Industry / volume(2)	Bachoco /volume	Bachoco /sales
Bulk	81%	32%	27%
Packaged	14%	68%	73%
Processed	5%	0%	0%

(1)	Industry information for 2017 is not available as of the date of this report.
(2)	Source: UNA.

Overview of the Balanced Feed Market in Mexico

According to CONAFAB, Mexico is among the five biggest producers of balanced feed worldwide.

According to CONAFAB, it is estimated that 33,240 thousand tons of balanced feed were produced in Mexico in 2017, a 2.8% increase from 32,327 thousand tons of balanced feed produced in 2016.

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

In 2017, CONAFAB estimated that the production mix between commercial and integrated was about 38.0% and 62.0%, respectively. This mix has not changed much over the past several years.

The following table sets forth, for each of the periods indicated, our net volume sold of balanced feed:

BALANCED FEED VOLUME SOLD

Thousands of tons	Production	Bachoco’s Production	Estimated Market Share
2017(1)	12,616	451	3.6%
2016(2)	12,438	429	3.4%
2015(2)	11,904	395	3.3%

(1) CONAFAB estimates

(2) According to CONAFAB, balanced feed produced by commercial producers in Mexico.

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

In Mexico, domestic crops are limited, therefore a large percentage of our raw materials are imported from the U.S. In 2017, in terms of volume, we bought approximately 33.1% of our total grain from the domestic market and the remaining 66.9% from the U.S.

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

Marketing and Distribution of Chicken Products in the U.S.

Our U.S. operations, which lie across the River Valley area in Arkansas and Oklahoma, Alabama and Georgia, produce only chicken products. Those plants mainly supply grocery retailers, food service distributors, national accounts and commodity customers throughout the U.S. The U.S. complex also services the foreign market and exports to several countries including various Asian countries and Mexico. Our distribution line through our plants is handled mainly through third parties.

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

We sell balanced feed products mainly to small livestock producers and through a network of small distributors located mainly in central and southern Mexico. Currently, we have6 feed plants dedicated to producing balanced feed to third parties.

Patents, Licenses and Other Contracts

At the end of 2017, we owned a total of 583 industrial and intellectual intangible assets as described below:

a)	435 registered brands, from them, 293 are brands registered in Mexico and 46 outside of Mexico, we including, 96 commercial media communications brands.

b)	8 patents in Mexico.

c)	140 copyrights, from them 19 are software copyrights and 88 billboards copyrights.

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

In 2017, our subsidiary BSACV accounted for 53.5% of consolidated total assets and 62.9% of total consolidated sales and our subsidiary Bachoco USA, accounted for 19.5% of consolidated total assets and 28.6% of total consolidated sales.

All of our subsidiaries are directly owned by us in the percentages listed below. The following table shows our main subsidiaries as of December 31, 2017, 2016 and 2015:

PERCENTAGE EQUITY INTEREST

Subsidiary	Country	2017	2016	2015
Aviser, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco Comercial, S.A. de C.V.	Mexico	99.99	99.99	99.99
Campi Alimentos, S.A. de C.V.	Mexico	99.99	99.99	99.99
Operadora de Servicios de Personal, S.A. de C.V.	Mexico	99.99	99.99	99.99
PEC LAB, S.A. de C.V., and subsidiary	Mexico	64.00	64.00	64.00
Secba, S.A. de C.V.	Mexico	99.99	99.99	99.99
Sepetec, S. A. de C.V.	Mexico	99.99	99.99	99.99
Servicios de Personal Administrativo, S.A. de C.V.	Mexico	99.99	99.99	99.99
Induba Pavos, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco USA, LLC. and subsidiary	U.S.	100.00	100.00	100.00
Wii kit RE LTD.	Bermuda	100.00	100.00
Proveedora La Perla S.A. de C.V.	Mexico	100.00

Bachoco USA is a subsidiary incorporated on March 2, 2012 to serve as the holding company for O.K. Industries, Inc., the American poultry company we acquired in November 2011.

At the end of 2016 we set up Wii kit RE LTD, a captive reinsurance company to complement our risk management strategy, as a subsidiary of the Company, in which we own 100% of the shareholding. Wii kit RE LTD., is a Class I reinsurance company that provides insurance coverage to its affiliates.

In July 2017, we acquire La Perla, a Mexican corporation, as a fully owned subsidiary of the Company. This company is dedicated to the production and sale of pet food.

For more detail regarding the Company’s subsidiaries, see Note 5 of our Audited Consolidated Financial Statements included herein.

D.	Property, Plant and Equipment

We have more than a thousand production facilities in Mexico and in the U.S. (most of which are farms) and 80 distribution centers that are located throughout Mexico, to ensure freshness and minimize transportation time and costs.

We own most of our facilities, we own around 75% of our farms and lease a limited number of other farms and sales centers. We also employ a network of contract growers.

The following table indicates Bachoco’s production facilities and the number of each type of facility both in Mexico and the U.S., as of December 31, 2017:

BACHOCO’S FACILITIES

	Number of Facilities:
Facilities	In Mexico	In The U.S.
Chicken breeding farms	126	188
Broiler grow-out farms	510	311
Broiler processing plants	8	2
Hatchery	24	2
Egg production farms	127	0
Swine breeding farms	1	0
Swine grow-out farms	19	0
Feed mills	20	2
Further process plants	4	5

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

Our eight processing plants process around 11.5 million chickens per week and our laying farms produce around 11.6 thousand tons of commercial eggs each month.

Six of the twenty feed mill plants are dedicated to the production of balanced feed for sales to third parties and the remaining fourteen are dedicated mainly to internal consumption. We produce around 38 thousand tons of balanced feed per month for sale to third parties.

We own other facilities, including two poultry manure-processing plants. We also own a laboratory that produces vaccines for the poultry industry, which we mainly use for internal purposes but we also sell some vaccines to third parties.

Expansion, Construction or Issues Related to Our Facilities in Mexico

In 2017, we continued with our projects to improve our efficiency and to alleviate bottlenecks, thereby increasing production, in some of our production centers. For instance, we increased our hatchery capacity and processing plant capacity in the northern region of Mexico, where we also made improvements in our breeder farms. In addition, we completed an increase to our table egg production capacity in the southwest region, and we made several improvements in our processing plants. We also replaced part of our fleet in all of our business units.

In July 2017, we acquired La Perla, a pet food company with the capacity to produce over 65,000 tons a year of dry pet food and that has a facility for producing pet food treats.

In 2016, we continued several projects to improve our efficiency and alleviate bottlenecks, thereby increasing production, in some of our production centers. For instance, we increased; our breeding and processing capacity in the peninsula de Yucatan region, our table egg production capacity in the southwest region and hatchery capacity in the northern region of Mexico.

During 2015, we continued several projects to alleviate bottlenecks, thereby increasing production, in some of our production centers. For example, we finished our live chicken production capacity in the state of Chiapas and in other southern states, and increased our processing capacity in our processing plants located in central Mexico.

Bachoco’s facilities in the U.S.

We have facilities across the River Valley area in Arkansas, Oklahoma, Alabama and in Georgia. We process around 3.2 million chickens per week in those facilities. Our offices are in Fort Smith, Arkansas. Our slaughter and deboning plants and feed mills are located in Fort Smith and in Heavener, Oklahoma. We have further-processing plants to produce value-added chicken products in Fort Smith, Oklahoma city, Muldrow, Oklahoma and in Alabama; hatcheries in Fort Smith, Heavener and Stigler, Oklahoma; broiler research farms, in Greenwood, Arkansas and Hartford, Arkansas; and our cooler storage and distribution center, in Muldrow.

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

In July 2017, we acquired AQF a company that produces and sells value-added further processed products.

See Notes 4 of our Audited Consolidated Financial Statements for more detail.

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

Year 2017 Overview

In 2017, we posted improvements in our total sales and volume sold in our main product lines as compared to the previous year.

These results were driven by external and internal conditions that started in 2016 and continued during 2017. Externally, we benefitted from (i) a continued strong level of demand and consumption of poultry products in Mexico and in the U.S. and (ii) the stable cost of our main raw materials, and (iii) a normalized supply growth, mainly in Mexico.

Internally, we increased our volumes sold in our main product lines primarily due to (i) the implementation of several projects to alleviate bottlenecks, (ii) our ability to capture efficiencies to continue as a low cost producer company and (iii) the implementation of several projects to be closer to our customers and better understand and attend to their needs.

Macroeconomic Conditions in Mexico

In 2017 Mexican macroeconomic conditions continued to display volatility. The annual inflation rate was 6.77%, the highest in the last five years. However, annual GDP was 2.3%, the Mexican peso appreciating 5.0% against the U.S. dollar at year-end and depreciating only 1.3% on the average.

According to UNA estimates, in 2017, the volume of chicken in Mexico grew by approximately 3.3%, which means that the Mexican chicken industry continued growing at normalized levels. However, the production of eggs decreased by approximately 1.7%. We believe this reduction in supply was due to the poor results of part of the industry has posted in the last year.

Operating Performance

All figures discussed below are information for 2017, with comparative figures of 2016 and 2015 prepared in accordance with IFRS and are presented in millions of pesos unless otherwise indicated. This information should be read in conjunction with our Audited Consolidated Financial Statements.

The following table sets forth selected components of our results of operations for each of the periods indicated:

STATEMENT OF PROFIT OR LOSS DATA

In millions of pesos, for the years ended December 31,	2017	2016	2015
	$	$	$
Net revenues	58,050.0	52,020.3	46,229.0
Cost of sales	47,503.0	42,635.1	36,847.5
Gross profit	10,547.1	9,385.2	9,381.5
General, selling and administrative expenses	5,423.4	4,847.9	4,323.4
Other income (expenses), net	167.6	260.2	(4.6)
Operating income	5,291.3	4,797.6	5,053.5
Net finance income	747.6	797.0	446.6
Income tax	1,084.4	1,643.4	1,680.6

Profit attributable to controlling interest	4,948.2	3,946.6	3,812.8
Profit attributable to non-controlling interest	6.2	4.5	6.7
Profit for the year	4,954.4	3,951.2	3,819.5
Basic and diluted earnings per share(1)	8.25	6.58	6.36
Basic and diluted earnings per ADR(2)	98.97	78.90	76.30
Dividends per share(3)	1.300	1.300	1.500
Weighted average shares outstanding(4)	599,998	599,980	599,631

(1)	Calculated based on the weighted average number of basic and diluted shares. No potentially dilutive shares exist in any of the years presented, for which reason, basic and diluted earnings per share are the same.
(2)	Each ADR represents twelve shares.
(3)	Dividends per share have been computed by dividing the total amount of dividends paid by the weighted average shares outstanding.
(4)	In thousands of shares.

Operating Results 2017 vs 2016

The following table sets forth, for each of the periods indicated, our net revenues by main product lines as a percentage of total net revenues, in each period:

NET REVENUES BY OPERATING SEGMENTS

In millions of pesos	2017		2016		Change
	$	% sales	$	% sales	$	% sales
Net Revenues	58,050.0	100.0	52,020.3	100.0	6,029.7	11.6
Total Poultry	52,479.4	90.4	46,852.5	90.0	5,626.9	12.0
Others	5,570.6	9.6	5,167.8	10.0	402.8	7.8

 NET REVENUES BY GEOGRAPHY

In millions of pesos	2017		2016		Change
	$	% sales	$	% sales	$	% sales
Net Revenues	58,050.0	100.0	52,020.3	100.0	6,029.7	11.6
In Mexico	41,583.9	71.6	38,582.1	74.2	3,001.8	7.8
In the U.S.	16,466.1	28.4	13,438.2	25.8	3,027.9	22.5

Net Revenues

In 2017, net sales totaled $58,050.0 million, $6,029.7 million or 11.6% more than the $52,020.3 million reported in the same period in 2016. The sales increase is mainly attributed to (i) higher volume sold and (ii) higher poultry prices.

In 2017, sales of our U.S. operations represented 28.4% of our total sales, compared with 25.8% in 2016.

The Company’s sales of poultry products increased 12.0% in 2017, mainly as a result of an 8.7% increase in poultry prices and a 3.3% increase in volume sold. The increase in volume and price was due in part to an increase in our U.S. operations due to the acquisition of AQF in July 2017.

Sales of the “others” lines increased 7.8% due mainly to an increase of 5.2% in volume sold.

The following table sets forth a breakdown of our cost of sales for each of the periods indicated:

COST OF SALES

	2017		2016		Change
	$	%/sales	$	%/sales	$	%
Cost of sales	47,503.0	81.8	42,635.1	82.0	4,867.9	11.4
Poultry	42,767.2	73.7	38,285.4	73.6	4,481.8	11.7
Others	4,735.8	8.2	4,349.7	8.4	386.1	8.9

Our total cost of sales increased $4,867.9 million or 11.4% in 2017, when compared to the previous year.

This increase was mainly attributable to a higher volume sold, higher inflation rate in Mexico and a mix effect, due to higher percentage of further processed products in our US operation, which have a higher production cost.

The largest single component of our cost of sales is the cost related to our balanced feed raw materials, which has accounted for approximately 65% of our total cost of sales in the last three years. The main components of our balanced feed raw materials are corn, sorghum and soybean meal and all of the components of raw materials are subject to high volatility caused by supply, weather conditions and exchange rates, among others.

Besides balanced feed costs, the cost of sales includes other factors such as salaries and wages and energy costs. These two factors represented approximately 9% and 5% of our total cost of sales, respectively, in the last three years.

There are many other factors with much smaller contributions to the overall cost of sales. All of these secondary factors individually registered immaterial changes from 2017 to 2016.

GENERAL, SELLING AND ADMINISTRATIVE EXPENSES

	2017		2016		Change
	$	%/sales	$	%/sales	$	%
Total SG&A	5,423.4	9.3	4,847.9	9.3	575.5	11.9

In 2017, general, selling and administrative expenses totaled $5,423.4 million, compared to the $4,847.9 million reported in 2016, representing an increase of $575.5 million or 11.9%. Approximately 31% of this increase was attributable to more volume sold, and 55% was due to our U.S. operations where we reinforced our structure, mainly after the acquisition of AQF in July 2017.

The rest of this increase was the result of additional expenses incurred in the implementation of projects to further improve our operating efficiency, the services we provide to our customers and our understanding of the needs of our customers.

We expect to experience additional benefits resulting from these projects in the upcoming years.

In 2017 and 2016, our general, selling and administrative expenses represented 9.3% and 9.3% of total sales respectively.

The main components that comprised our general, selling and administrative expenses in the past three years are the following: freight and transportation equipment expenses (about 38%), labor (about 32%) and publicity (about 4%), with no significant variation in these percentages.

OTHER INCOME (EXPENSE) NET

	2017		2016		Change
	$	%/sales	$	%/sales	$	%
Other income (expense) net	167.6	0.3	260.2	0.5	(92.6)	NA

Other income (expense) includes mainly the gains and losses on sales of by-products, sales of hens, asset disposal, sales of unused fixed assets and others.

In 2017, we recognized other income of $167.6 million and in 2016 we recorded other income of $260.2 million. The decrease was due mainly to a lesser sale of unused fixed assets, partially offset by a bargain purchase gain of $87.5 million from the La Perla acquisition.

OPERATING INCOME

	2017		2016		Change
	$	%/sales	$	%/sales	$	%
Operating Income	5,291.30	9.1	4,797.60	9.2	493.7	10.3

Operating income in 2017 totaled $5,291.3 million, an increase compared to the operating income of $4,797.6 million reached in 2016. The increase in operating income is mainly due to an increase in our gross profit given the increase in our net revenue and decrease in general, selling and administrative expenses as a percentage of sales, each as described above.

The operating margin in 2017 and 2016 was 9.1% and 9.2% respectively. This decrease was mainly due to a decrease in other income as described above.

NET FINANCE INCOME

	For the year ended December 31,				Change
	2017 $	% over sales	2016 $	% over sales	$	%
Net Finance Income	747.6	1.3%	797.0	1.5%	(49.5)	(6.2)
Financial Income	1,087.6		969.2		118.4	12.2
Financial Expense	340.1		172.2		167.9	97.5

In 2017, we reported net financial income of $747.6 million, compared to net financial income of $797.0 million in 2016. This decrease was mainly due to an increase in our financial expenses driven by higher interest rates on our Mexican peso denominated debt.

Financial income of $1,087.6 million in 2017 was mainly attributable to a $848.1 million of interest income and a $230.5 million in foreign currency exchange gain. This gain was partially offset by $188.6 million in interest expense and a $84.1 million decrease related to changes in valuation of our financial instruments.

For more details see Note 29 to our Audited Consolidated Financial Statements.

The following table sets forth our tax position for each of the periods indicated and is described in more detail in Note 21 to our Audited Consolidated Financial Statements included herein:

TOTAL INCOME TAX

	For the year ended December 31,
	2017	2016	Change
	$	$	$	%
Total income taxes (benefit) expense	1,084.4	1,643.4	(559.0)	(34.0)
Current income tax	1,711.5	1,260.5	451.0	35.8
Deferred income tax	(627.1)	382.9	(1,010.0)	(263.8)

In 2017, total income tax expense was $1,084.4 million, compared to income tax expense of $1,643.4 million in 2016. This decrease is mainly attributable to a $1,010.0 million decrease in deferred income taxes; partially offset by a $451.0 increase in current income taxes.

The effective income tax rate was 18.0% in 2017 and 29.4% in 2016. The decrease was mainly due to;

a)	On December 22, 2017, the U.S. government enacted comprehensive tax legislation, which revises the ongoing U.S. corporate income tax law by lowering the U.S. federal corporate income tax rate from 35.0% to 21.0%.As a result of the legislative change, our deferred tax liability decreased by 443.1 million;
b)	We had a favorable effect of $329.5 million due to the net effect of inflation in Mexico; and
c)	$129.0 million related to the cancelation of loss, from the acquisition of La Perla.

The following table sets forth our profit for the year for each of the periods indicated:

PROFIT FOR THE YEAR

	For the years ended December 31,
In millions of pesos	2017	2016	Change
	$	$	$	%
Profit for the year attributable to:	4,954.4	3,951.1	1,003.3	25.4
Controlling interest	4,948.2	3,946.6	1,001.6	25.4
Non-controlling interest	6.2	4.5	1.7	37.6
Basic and diluted earnings per share(1)	8.25	6.58	1.67	25.3
Net income per ADR(1)	98.97	78.90	20.07	25.4

(1)	In pesos.

As a result of the factors detailed above, our net income for 2017 totaled $4,954.4 million, or $8.25 per basic and diluted share ($98.97 per ADR), which represents a $1,003.2 million or 25.4% increase compared to the $3,951.2 million in net income or $6.58 per basic and diluted share ($78.94 per ADR), reported in 2016.

Our consolidated net margin in 2017 was 8.5% compared to a consolidated net margin of 7.6% in 2016.

The following table shows reconciliation of EBITDA and EBITDA margin to consolidated net income for each of the periods indicated.

EBITDA RESULT

	For the years ended December 31,
	2017	2016	Change
	$	$	$	%
Net income	4,954.4	3,951.1	1,003.2	25.4
Income tax expense	1,084.4	1,643.4	(559.0)	(34.0)
Net finance income	(747.6)	(797.0)	49.5	6.2
Depreciation and amortization	1,132.7	979.5	153.2	15.6
EBITDA result	6,424.1	5,777.0	647.1	11.2
EBITDA margin (%)	11.1%	11.1%	-	-

EBITDA result in 2017 and 2016 reached $6,424.1 and $5,777.0 million respectively, representing an EBITDA margin of 11.1% and 11.1%.

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

Our total cost of sales increased $5,787.6 million or 15.7% in 2016, when compared to the previous year.

This increase was mainly attributable to higher volume sold and higher raw material costs in Mexican peso terms due to the depreciation of the Mexican peso against the U.S. dollar. The increase in volumes sold represented a 4.4% increase with the remaining increase resulting from the increase in the cost of our main raw materials.

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

The following table sets forth our profit for the year for each of the periods indicated:

PROFIT FOR THE YEAR

	For the years ended December 31,
In millions of pesos	2016	2015	Change
	$	$	$	%
Profit for the year attributable to:	3,951.1	3,819.5	131.6	3.4
Controlling interest	3,946.6	3,812.8	133.8	3.5
Non-controlling interest	4.5	6.7	(2.2)	(32.8)
Basic and diluted earnings per share(1)	6.58	6.36	0.22	3.5
Net income per ADR(1)	78.90	76.30	2.64	3.5

(1)	In pesos.

As a result of the factors detailed above, our net income for 2016 totaled $3,951.1 million, or $6.58 per basic and diluted share ($78.90 per ADR), which is a $131.6 million or 3.4% increase when compared to $3,819.5 million in net income or $6.36 per basic and diluted share ($76.30 per ADR) reported in 2015.

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

Income Tax Year 2017

The Company and each of its subsidiaries file separate income tax returns. Through December 31, 2013, BSACV, the Company’s main subsidiary, was subject to the simplified regime, with a tax rate of 21%. Beginning in January 1, 2014, BSACV is now subject to a new regime for agriculture, livestock, forestry and fisheries, which applies to companies exclusively dedicated to these activities and in our case it applies a 30% tax rate.

Our subsidiary Bachoco, US LLC, is located in the U.S. and it has the same fiscal period as the rest of the subsidiaries located in Mexico.

The income tax rate for Bachoco, USA LLC was 35.0%, (prior to change resulting from the U.S. tax reform described in the paragraph below).

On December 22, 2017, the U.S. government enacted comprehensive tax legislation, which revises the ongoing U.S. corporate income tax law by lowering the U.S. federal corporate income tax rate from 35.0% to 21.0%

For more information please see Note 21 of the Audited Consolidated Financial Statements.

Recent changes in tax laws

On December 22, 2017, the U.S. government enacted comprehensive tax legislation, which revises the ongoing U.S. corporate income tax law by lowering the U.S. federal corporate income tax rate from 35.0% to 21.0%, shifting the existing tax regime toward a territorial tax system and setting limitations on deductibility of certain costs, among other things. As a result of this legislation change, our deferred tax liability decreased by 443.1 million.

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

B.	Liquidity and Capital Resources

We are a holding company with no significant operations of our own. Our principal sources of liquidity are:

-	The sales of our products through our subsidiaries in the Mexican and U.S. markets;

-	Credit lines we use from time to time; as of December 31, 2017 and 2016, the unused credit lines of the Company totaled $7,031.8 and $5,551.3 million, respectively. The Company did not pay any commission or charge for the unused credits.

-	The current Mexican bond issuance program available until August 2022. For more details, please refer to Item 12 (“Description of Securities Other than Equity Securities”) of this Annual Report.

Liquidity and Capital Resources 2017 vs 2016

TOTAL CASH, CASH EQUIVALENTS, INVESTMENT IN SECURITIES AND DERIVATIVES FINANCIAL INSTRUMENTS

	As of December 31,
In millions of pesos	2017	2016	Change
	$	$	$	%
Total cash, cash equivalents, and investment in securities and derivative financial instruments	17,240.1	15,659.8	1,580.3	10.1
Cash and cash equivalents	16,112.3	14,681.2	1,431.1	9.7
Investment in securities	1,127.8	970.3	157.5	16.2
Derivative financial instruments	0.0	8.3	(8.3)	(100.0)

In 2017, cash and cash equivalents, and investments in securities at fair value through profit or loss totaled $17,240.1 million, $1,580.3 million or 10.1%, more than the $15,659.8 million recorded in 2016, mainly due to the net cash provided from our operating activities. Of this total amount, $62.8 million corresponded to cash and cash equivalents in our U.S. operations.

ACCOUNTS RECEIVABLE

	As of December 31,
In millions of pesos	2017	2016	Change
	$	$	$	%
Total accounts receivable	3,626.9	3,629.1	(2.3)	(0.1)

In 2017 accounts receivable decreased $2.3 million, or 0.1%, when compared to 2016. This decrease is mainly due to decreases of $58.2 million on income tax receivable, $18.3 million in recoverable value-added tax and $117.9 in other receivables, which was partially offset by an increase of $191.6 million increase in trade receivables.

For more detail, please see Note 9 of the Audited Consolidated Financial Statements.

ACCOUNTS PAYABLE

	As of December 31,
In millions of pesos	2017	2016	Change
	$	$	$	%
Total accounts payable	4,740.4	4,545.2	195.2	4.3

In 2017, accounts payable increased $195.2 million or 4.3% when compared to 2016. This increase is mainly due to $95.1 million increase in direct employee benefits, $37.8 million increase in trade payables, $30.5 million increase in sundry creditors and expenses payable, and $27.2 million increase in retained payroll taxes and other local taxes.

For more detail, please see Note 19 of the Audited Consolidated Financial Statements.

TOTAL DEBT

	As of December 31,
In millions of pesos	2017	2016	Change
	$	$	$	%
Total debt	5,249.0	4,047.9	1,201.1	29.7
Short-term debt (1)	3,695.1	1,597.5	2,097.5	131.3
Long-term debt (2)	54.0	950.4	(896.4)	(94.3)
Short-term debt (Local bond issue)	0.0	1,500.0	(1,500.0)	(100.0)
Long-term debt (Local bond issue)	1,500.0	0.0	1,500.0

(1)	Includes notes payable to banks and current portion of long-term debt.
(2)	Does not include current installments of long-term debt.

As of December 31, 2017, total debt was $5,249.0 million, an increase of $1,201.1 million or 29.7% when compared to $4,047.9 million of total debt as of December 31, 2016.

Most of our long-term debt consists of a Mexican bond issuance of $1,500.0 million in the third quarter of 2017, due in 2022. This bond accrues interest at the reference rate of 28-day TIIE (“Equilibrium Interbank Interest Rate”), plus accruing interest at TIIE + 0.31%. The funds obtained were primarily used for liability management purposes as we used the proceeds to repay the bonds we issued in 2012, due in 2017

The increase in our short-term debt was mainly due to U.S. dollar denominated debt used to finance part of our acquisitions of La Perla and AQF.

For details of maturity of our debt and the prevailing interest rates, see Note 18 of our Audited Consolidated Financial Statements.

WORKING CAPITAL

In millions of pesos	2017	2016	Change
	$	$	$	%
Working Capital	18,995.9	18,614.1	381.8	2.1
Total current assets	28,225.0	26,930.4	1,294.7	4.8
Total current liabilities	9,229.1	8,316.3	912.9	11.0

The working capital in the table above was calculated as current assets minus current liabilities.

In 2017, our working capital increased $381.8 million or 2.1% when compared to year 2016, due primarily to increases in our level of cash, which in turn resulted from an increase in cash from operating activities and from financing activities, as well as an increase in inventories.

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

Liquidity and Capital Resources 2016 vs 2015

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

In 2016, cash and cash equivalents, and investments in securities at fair value through profit or loss totaled $15,659.8 million, $369.7 million or 2.4%, more than the $15,290.1 million recorded in 2015. This increase is mainly due to our positive operating results in 2016.

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

See Note 19 of our Audited Consolidated Financial Statements for more details.

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

CAPITAL EXPENDITURES

In millions of pesos, for the years ended December 31,	2017	2016	2015
	$	$	$
Capital Expenditures	3,513.4	2,459.7	1,824.5

Most of the capital investments in the past years were financed with cash flows generated from our own operations.

In 2017, we made capital expenditures of $3,513.4 million, which were mainly allocated towards (i) our organic growth plans by investing in projects that will make our processes more efficient as well as alleviating bottlenecks and in the replacement of part of our transportation fleet and of other equipment in all of our facilities (ii) part of our acquisitions of La Perla and AQF.

In 2016, capital expenditures totaled $2,459.7 million, an increase when compared to the $1,824.5 million expended in 2015. In 2016, the Company implemented new projects for organic growth, aiming to alleviate certain bottlenecks in various processes, thereby increasing production, and to improve productivity in both of our U.S. and Mexican operations.

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

See Note 14 of our Audited Consolidated Financial Statements for more details.

OPERATING LEASES

In millions of pesos, for the years ended December 31,	2017	2016	2015
	$	$	$
Operating Leases expense	416.4	403.1	359.7

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

See Note 8 to our Audited Consolidated Financial Statements for more information.

DEBT IN FOREIGN CURRENCY 2017 vs 2016

	As of December 31,
	2017	2016	Change
	$	$	$	%
Short-term financial debt liabilities in foreign currency(1)	2,752.4	1,444.8	1,307.6	90.5

(1)	The foreign currency is U.S. dollars.

 In 2017, our bank debt denominated in U.S. dollars totaled $2,752.4 million pesos (equivalent to $140.0 million USD), $1,307.6 million pesos, or 90.5% higher than the $1,444.8 million pesos (equivalent to $70.0 million USD) in 2016. The short-term bank debt in U.S. dollars had an annual average interest rate of 1.22% in 2017, and 1.04% in 2016.

The Company’s risk committee approves any change in policies and reviews the application of current policies.

At the end of 2017, we had assets denominated in U.S. dollars of $7,011.1 million pesos and liabilities of $5,796.9 million pesos, resulting in a net position of $1,214.2 million pesos (or $61.8 million USD).

For more details see Note 8 and Note 18 to our Audited Consolidated Financial Statements.

DEBT IN FOREIGN CURRENCY 2016 vs 2015

	As of December 31,
	2016	2015	Change
	$	$	$	%
Short-term liabilities in foreign currency(1)	1,444.8	1,462.9	(18.1)	(1.2)

(1)	The foreign currency is U.S. dollars.

In 2016, our bank debt denominated in U.S. dollars totaled $1,444.8 million pesos (equivalent to $70.0 million USD), $18.1 million pesos or 1.2% lower than the $1,462.9 million pesos (equivalent to $85.0 million USD) in 2015. The short-term bank debt in U.S. dollars had an annual average interest rate of 1.04% in 2016 and 1.05% in 2015.

The Company’s risk committee approves any change in policies and reviews the application of current policies.

At the end of 2016, we had assets denominated in U.S. dollars of $3,235.2 million pesos and liabilities of $3,588.3 million pesos, resulting in a net liability position of $353.1 million pesos (or $17.1 million USD). For more details see Note 8 and Note 18 to our Audited Consolidated Financial Statements.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

The most significant trends that might have a negative impact on the Company’s operating performance are the following:

-	Mexico is facing a macroeconomic uncertainty due to presidential elections to be held in July 2018 and the pending resolution of the NAFTA negotiations.

-	Despite the stability we have observed in the prices of our main raw material prices in U.S. dollar terms, we may see volatility in prices depending on the evolution of crops in Mexico and the U.S.

-	We might be affected by more aggressive competition from our peers in the markets in which we operate.

-	Finally, we may also be negatively affected by any poultry sanitary issues that may arise in regions where our production centers are located, which may affect our production volumes and production costs.

E.	Off-Balance Sheet Arrangements

In 2017, except for our operating lease agreements, we do not have off-balance sheet arrangements that might have current or future effects on the Company’s financial condition. Disclosure of operating leases is included in this Annual Report under Item 5-B.

F.	Tabular Disclosure of Contractual Obligations

Our major categories of indebtedness included the following:

-	As of December 31, 2017 and 2016, we had $842.7 and $1,652.7 million in current portion of long-term debt respectively.

-	Long-term debt to banks, excluding the current installments of long-term debt, as of December 31, 2017 and 2016 was $1,554.0 and $950.4 million, respectively.

-	The weighted average interest rates on long-term debt, for years 2017 and 2016 were 7.72% and 4.04%, respectively.

See Note 18a and b of our Audited Consolidated Financial Statements for more detail.

The Company has certain leases related to operating assets, including farms and administrative offices. The following table summarizes the Company´s contractual obligations as of December 31, 2017. The table does not include current installments of long-term debt, accounts payable or pension liabilities.

CONTRACTUAL OBLIGATIONS

In millions of pesos	Total	2018	2019	2020	2021	2022
		$	$	$	$	$
Long-term debt(1)	1,554.0	0.0	54.0	0.0	-	1,500.0
Operating leases(2)	668.4	184.3	140.4	120.4	103.3	120.0

(1)	See Note 18-c of the Audited Consolidated Financial Statements for more detail.
(2)	See Note 24 of the Audited Consolidated Financial Statements for more detail.

Operating lease expense for 2017 was $416.4 and, the Company did not make early payments of its long-term debt.

The following table sets forth the maturity amounts of interest to be paid in connection with the long-term debt described above.

INTEREST

In millions of pesos	Total	Less than 1 year	From 1 To 3 years	From 3 to 5 years
Interest	$611.1	$162.8	$244.5	$203.8

G.	Safe Harbor

Not applicable.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

At our annual stockholders’ meeting held on April 26, 2017, we ratified the membership of our Board of Directors.

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

Honorary Members of the Board

Enrique Robinson Bours Almada, Mario Javier Robinson Bours Almada, and Juan Bautista Salvador Robinson Bours (deceased in June 2017) are co-founders of the Company and Honorary members of the board.

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

Jesus Rodolfo Robinson Bours Muñoz, Proprietary Shareholder Director since 2002. Mr. Robinson Bours previously served in the Company as Production Manager in the Northwest and Bajio divisions, Commercial Manager in Northwest Division and Purchasing Manager at the Bajio Division. Mr. Robinson Bours holds a degree in Agricultural Engineering from the University of Arizona. He has business experience in agriculture and raising livestock with Agricola Rio Yaqui S.P.R. de R.L., Agricola Nacapul S.P.R. de R.L., Ganadera Cocoreña S.P.R. de R.L., and Chairman of the Board of the Cultural Center of Cocorit, A.C. He is currently Director of Productos Orgánicos la Cocoreña S.P.R. de R.L.

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

Guillermo Pineda Cruz, Alternate Director of Jesus Enrique Robinson Bours and Mr. Arturo Bours Griffith since 1994. Mr. Pineda holds a degree in Civil Engineering from the ITESM and a master’s degree in Business Administration from the Instituto Tecnologico de Sonora. He is also a member of the Board of Directors of Citibanamex and was a regional member of the Board of Directors of Grupo Financiero Serfin, Inverlat and InverMexico. He co-founded Edificadora PiBo, S.A. de C.V. since 1983 and is currently the Chairman of its Board of Directors.

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

David Gastelum Cazares, Independent Director and has been a member of the board since the annual general meeting held on April 27, 2016. Mr. Gastelum holds a degree in Veterinary Medicine from the school of Veterinary Medicine of the Universidad Nacional Autonoma de Mexico (“UNAM”) and is also a graduate of the Instituto Panamericano de Alta Dirección de Empresas (“IPADE”). He joined our company in 1979 and served as a pullet sales manager in the states of Sonora and Sinaloa, national sales manager of live animals and eggs, manager of the Northwest Division, manager of the Mexico City Division and National Sales Manager. He assumed the Director of Sales position from 1992 to 2013. For several years, he was the vice-president of poultry meat at the Mexican Poultry Association and a member of the Latin American Poultry Association (ALA). From 2014 to 2016 he was the General Director of Monteblanco, a company that produces and sells mushrooms. In 2016, he took the course of Directors in Action in IPADE in Mexico City. Mr. Gastelum is also member of the board of directors of the Unión Nacional de Avicultores (UNA). In 2017, he was recognized at the Annual convention of the National Association of Poultry Science Specialists (ANECA). In 2017, he was named as an Independent Director and Chairman of the Administration and Planning Committee of the Group “Frío” in Guadalajara, Mexico.

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

Juan Bautista S. Robinson Bours Almada, Mr. Bours was co-founder of Industrias Bachoco, S.A.B. de C.V. and a Proprietary Shareholder Director for 57 years. Mr. Bours retired in April 2011 and was named as a Life Honorary Propriety Shareholders Director. Mr. Bours passed away in June 2017.

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

The table below sets forth the aggregate compensation paid to our directors and executive officers, for services they rendered in their respective capacities, for the years ended December 31, 2017, 2016 and 2015.

TOTAL COMPENSATION

	As of December 31,
	2017	2016	2015
	$	$	$
Compensation, net (in million pesos)	56.2	53.5	42.3

C.	Board Practices

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

In 2017, around 50.0% of our employees in Mexico were members of labor unions in our operations. As of March 2018 and the date of this Annual Report, labor relations with our employees in Mexico are governed by 56 separate collective labor agreements, each relating to a different group of employees and negotiated on behalf of each such group by a different labor union.

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

In our U.S. operations the only employees represented by a labor union are the bargaining unit employees at our Oklahoma City facility and as of the date of this Annual Report, there is a collective bargaining agreement governing the terms and conditions of their employment.

As is typical in the U.S., wages and other terms and conditions of employment are renegotiated periodically. We seek to attract dependable and responsible employees to train at each of our plants and facilities. We offer our employees attractive salary and benefit packages, including a health insurance and a retirement savings plan.

WORKFORCE

	2017	2016	2015	2014	2013
Total employees:	27,397	25,725	25,231	24,736	24,486
in Mexico	23,305	22,340	21,964	21,706	21,404
In the U.S.	4,092	3,385	3,267	3,030	3,082

E.	Share Ownership

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

According to our Depositary Bank, as of February 28, 2018, we had 3,680,688 ADRs outstanding on the NYSE, which represent 7.4% over the total shares and 27.5% over the free float.

ADRs Outstanding

As of December 31,	2017	2016	2015
Total ADRs Outstanding	3,673,943	3,482,595	3,362,229
Percentage Over Total Shares	7.3	7.0	6.7%

We estimate that the difference between total shares outstanding at the NYSE and the total free float represents the shares trading at the Mexican Stock Exchange.

According to information providing by BNY Mellon, as of December 31, 2017 and February 28, 2018, from the 100.0% of the total Shares of the Company, there were approximately 93 and 52 shareholders in the NYSE, respectively.

According to the most recent information provided by broker dealers at the date of our 2017 Bachoco’s stockholders Annual meeting, we estimated that there are 1,235 Shareholders on the BMV.

The following table sets forth the Company’s main shareholders, which held 1.0% or more of the total shares of the Company, as of December 31, 2017.

	Shares(1)	Position	Country
Control Trust	312,000,000	52.00%	Mexico
Underwriting Trust	127,500,000	21.25%	Mexico
Renaissance Technologies LLC	6,562,800	1.09%	EEUU

(1)	All shares B Class with full voting rights.

As of March 31, 2018 there have been no significant changes in the composition of the Company’s main shareholders.

B.	Related Party Transactions

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

In addition, during 2016, we granted a short-term loan that bears interest to a related party, Taxis Aereos del Noroeste, S.A. de C.V., for $189.1 million. This loan is recorded in our balance sheet as a current assets under the “Due for related parties” line item. This non-recurring loan was made on terms and conditions substantially similar as those prevailing at the time for comparable transactions with unrelated third parties. As of December 31, 2017 the amount due from Taxis Aereos del Noroeste is $0.0 million pesos.

Aside from the loan described in the paragraph immediately above, neither we nor our subsidiaries have loaned any money to any of our directors or officers, controlling shareholders or entities controlled by these parties.

REVENUES FROM RELATED PARTY TRANSACTIONS

	As of December 31,
In millions of Pesos	2017	2016	2015
	$	$	$
Feed and packaging materials	47.3	30.8	32.8
Vehicles and related equipment	0.0	0.0	0.4
Air Transportation Services	1.0	1.9	0.1

EXPENSES INCURRED IN RELATED PARTY TRANSACTIONS

	As of December 31,
In millions of Pesos	2017	2016	2015
	$	$	$
Feed and packaging materials	598.4	733.3	702.2
Vehicles and related equipment	160.6	306.2	232.5
Air Transportation Services	7.9	7.7	7.9

BALANCES WITH RELATED PARTIES

Balance of Revenues with Related Parties

	As of December 31,
In millions of Pesos	2017	2016	2015
	$	$	$
Feed and packaging materials	0.3	4.3	5.4
Vehicles and related equipment	0.0	0.0	0.0
Air Transportation Services(1)	0.0	144.6	189.1

(1)	As of December 31, 2016, the balance due from Air Transportation Services is comprised of the short-term loan in an amount of $144.6 million we granted to Taxis Aereos del Noroeste, S.A. de C.V., as further described above.

Balance of Accounts Payable with Related Parties

	As of December 31,
In millions of Pesos	2017	2016	2015
	$	$	$
Feed and packaging materials	50.5	169.9	146.1
Vehicles and related equipment	4.7	19.6	19.2
Air Transportation Services	0.1	0.5	0.3

As of December 31, 2017 and 2016, the balances due to related parties are the balances owed denominated in pesos, which do not accrue interest, payable in cash in the short-term, for which there are no guarantees.

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

The Auditors

On September 3, 2013, we announced that the Company’s Board of Directors, as per the Audit Committee’s recommendation, approved the selection of Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu Limited (“Deloitte”) as the Company’s independent registered public accounting firm, effective as of September 30, 2013. Deloitte was ratified as the Company’s external auditor for the 2017, 2016 and 2015 fiscal years and remains our external auditor as of the date of this Annual Report.

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

DIVIDENDS

	As of December 31,
	2017	2016	2015
Total dividends declared (in million pesos)	780.0	780.0	900.0
Dividend declared per share (in pesos)	1.30	1.300	1.500
Dividends declared per ADR (in pesos)	15.600	15.600	18.000

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

	Mexican Stock Exchange					The New York Stock Exchange
	Ticker Symbol: Bachoco In nominal pesos per Share					Ticker Symbol: IBA In U.S. Dollar per ADR
Year	High	Low	Average	Close	Volume	High	Low	Average	Close	Volume
2017	102.00	79.53	88.51	93.62	62,704,308	67.61	46.20	56.39	57.30	2,924,520
2016	85.65	62.51	77.34	84.75	92,422,713	55.65	41.17	49.68	49.02	5,380,291
2015	89.73	59.23	71.74	70.05	100,682,602	63.49	45.64	54.09	49.23	4,257,623
2014	68.50	44.71	56.62	61.94	91,033,100	61.24	40.37	50.84	49.88	4,937,600
2013	45.25	28.80	38.27	44.16	99,113,100	43.08	27.02	35.92	40.27	4,332,600

Quarter	High	Low	Average	Close	Volume	High	Low	Average	Close	Volume
4Q-2017	102.00	88.07	93.90	93.62	16,398,570	67.61	56.64	59.39	57.30	636,608
3Q-2017	101.53	85.13	92.38	101.53	12,602,330	67.29	55.76	62.20	66.50	386,428
2Q-2017	86.98	82.53	84.99	86.74	14,707,251	57.98	52.06	55.02	57.98	961,603
1Q-2017	87.48	79.53	82.80	84.97	18,996,157	54.55	46.20	48.98	54.24	939,881
4Q-2016	85.65	77.88	81.71	84.75	20,990,139	53.23	45.76	49.49	49.02	1,911,952
3Q-2016	84.65	76.92	81.59	81.04	20,964,855	55.65	47.29	52.21	50.16	1,214,779
2Q-2016	77.31	70.42	74.62	75.28	26,096,399	52.68	46.04	49.51	48.98	1,114,304
1Q-2016	77.40	62.51	71.21	73.91	24,371,320	53.52	48.67	47.41	51.28	1,139,256

Month	High	Low	Average	Close	Volume	High	Low	Average	Close	Volume
Mar-18	96.47	92.37	94.75	95.30	4,583,452	62.67	58.83	61.04	61.95	111,719
Feb-18	94.06	89.88	91.86	91.66	5,615,313	61.46	57.41	58.97	58.01	241,413
Jan-18	98.16	93.03	95.28	95.65	6,389,520	63.83	57.88	60.56	61.94	210,839
Dec-17	95.56	89.31	92.63	93.62	2,912,822	60.06	56.87	58.02	57.30	164,801
Nov-17	94.10	88.07	91.81	90.75	4,660,846	59.15	56.64	58.11	58.02	234,374
Oct-17	102.00	93.52	97.14	94.15	8,824,902	67.61	58.70	61.93	58.89	237,433

Source: Yahoo

Market Maker

Currently the Company does not have any market maker program.

B.	Plan of Distribution

Not applicable.

C.	Markets

On September 19, 1997, Bachoco commenced trading on the BMV and on the NYSE.

As of February 28, 2018, there were 3,680,688 ADRs outstanding at the NYSE. They represented 7.4% of the total shares of the Company or 27.5% of the free float.

Based on these figures, we can assume that the remaining 72.5% of the free float is trading at the Mexican Stock Exchange.

Exchange	Country	Ticker Symbol	Securities
BMV	Mexico	Bachoco	Shares
BMV	Mexico	Bachoco17	Bonds
NYSE	U.S.	IBA	ADR

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Dividends and Distributions

At the annual ordinary general stockholders’ meeting, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the board, to the holders of Shares for their consideration. The holders of Shares, once they have approved the financial statements, determine the allocation of our net profits, if any, for the preceding year. As of December 31, 2017, our legal reserve fund was equal to at least 20% of our paid-in capital stock. Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the stockholders determine, including a reserve for the repurchase of our Shares. The remaining balance of net profits, if any, is available for distribution as dividends. No dividends may be paid, however, unless losses for prior fiscal years have been paid or absorbed.

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

The following discussion is a general summary of the principal U.S. federal income tax consequences and the principal Mexican federal tax consequences of the acquisition, ownership and disposition of Shares or ADRs. This summary does not purport to address all material tax consequences that may be relevant to holders of Shares or ADRs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities or arrangements, investors liable for the U.S. alternative minimum tax, investors that own or are treated as owning 10% or more of our stock (by vote value), investors that hold Shares or ADRs as part of a straddle, hedge, conversion transaction or other integrated transaction and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules. In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement, and in any related agreement, will be performed in accordance with its terms.

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

U.S. Backup Withholding and Information Reporting

In general, dividends on Shares or ADRs, and payments of the proceeds of a sale or other taxable disposition of Shares or ADRs, paid within the United States, by the U.S. payor or through certain U.S.-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding at a current rate of 24%, unless the U.S. Holder (i) establishes that it is an exempt recipient or (ii) with respect to backup withholding, provides an accurate taxpayer identification number and certifies that it is a U.S. person and that no loss of exemption from backup withholding has occurred. Payments made within the United States, by a U.S. payor or through certain U.S.-related financial intermediaries to a Non-U.S. Holder will not be subject to backup withholding tax and information reporting requirements if an appropriate certification is provided by the Non-U.S. Holder to the payor or intermediary and the payor or intermediary does not have actual knowledge or a reason to know that the certificate is incorrect.

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

In 2017, 2016 and 2015 we recognized net foreign exchange gains of $230.5, $297.5 and $95.4 million, respectively.

As of December 31, 2017, a hypothetical increase of 10% in the exchange rate, would have resulted in an increase in the foreign currency position of $121.4 million, which represents a gain from foreign currency exchange rates. On the other hand, a decrease of 10% in the exchange rate would have resulted in a decrease in our foreign currency position of $121.4 million, which represents a loss from foreign currency exchange rates.

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

As of December 31, 2017, we had borrowings of approximately $5,249.0 million pursuant to variable rate debt instruments, representing approximately 10.4% of our total assets.

Based on our debt position on December 31, 2017, we estimate that a hypothetical increase in the interest rate of 50 basis points would increase our interest expense by $43.5 million, negatively impacting our net income by the same. Whereas, we estimate that a hypothetical decrease in the interest rate of 50 basis points, would decrease our interest expense by $43.5 million, positively impacting our net income by the same.

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

Based on our results for 2017, we estimate that a hypothetical increase in the price of corn bushel and short-ton of soybean meal of 15% would decrease the loss in our overall derivative position instruments to $16.1 million, positively affecting our results. Whereas, we estimate that a hypothetical decrease in the price of corn bushel and short-ton soybean meal of 15%, would increase the loss in our overall derivative position instruments to $21.1 million, negatively affecting our results.

Item 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities

On August 29, 2012, we issued bonds for $1,500 million through a public issuance of local bonds (“Certificados Bursatiles” or “CBs”) in the local debt capital markets for a tenor of 5 years, maturing in 2017.

The bonds issued had a 28-day TIIE interest rate plus + 0.60%. The principal of the bonds will be amortized at face value, in one payment, on the date of maturity.

This represented our first bond offering, which was distributed among a wide range of local investors. The funds obtained were utilized in accordance with the Company’s financial requirements.

This first $1,500 million bonds issuance is part of a bond issuance program for up to $5,000 million that the Company has available for issuance within the next five years, in accordance with its financial needs. These bond were repaid in their entirety at maturity in 2017

The CBs do not provide restrictions of payment of cash dividends.

On August 2017, we issued a second series of bonds for $1,500 million through the same program in the local debt capital markets for a tenor of 5 years, maturing in 2022.

The new bonds issued had a 28-day TIIE interest rate plus + 0.31%. The principal of the bonds will be amortized at face value in one payment on the date of maturity.

For more detail, see Note 18 of our Audited Consolidated Financial Statements

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

Pursuant to our letter agreement with our Depositary, in 2014 we did not receive any such payment because we renegotiated our contract with BNY Mellon in August 2014 and were not be able to request this benefit until one year from the contract renewal date. In 2017 and 2016, we received a payment of US $70,000.00 (less fees) and US$69,852.64 (less fees) respectively, as payment for expenses we incurred related to the maintenance of our ADR program, including investor relations expenses and exchange application and listing fees.

Part II

Item 13.	Default, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, as of December 31, 2017, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance, that information required to be disclosed in the reports we file and submit under the Securities Exchange Act are recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the design and effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. Before 2016, in making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its original 1992 Internal Control—Integrated Framework. Beginning in 2016, in making this assessment, the Company adopted the criteria set forth by the COSO in its 2013 Internal Control—Integrated Framework.

Based on this assessment, management concluded that, as of December 31, 2017, the Company’s internal control over financial reporting is effective based on such criteria.

However, our management’s assessment and conclusion on the effectiveness of our internal control over financial reporting as of December 31, 2017 excludes, in accordance with applicable guidance provided by the SEC, an assessment on the internal control over financial reporting of AQF, Inc. and La Perla which we acquired in July, 2017, and whose financial statements constitute approximately 4% and 1%, respectively, of our total assets as set forth in our consolidated financial statements as of December 31, 2017. We do not expect any material changes in our internal control over financial reporting as a result of these transactions.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting in the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Industrias Bachoco, S.A.B. de C.V. and subsidiaries

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Industrias Bachoco, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017, of the Company and our report dated April 27, 2018, expressed an unqualified opinion on those financial statements.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Albertville Quality Foods, Inc. and Proveedora La Perla S.A. de C.V. (collectively, the “Acquired Businesses”), which were acquired during July, 2017, and whose financial statements constitute approximately 4% and 1%, respectively, of total assets of the consolidated financial statement amounts as of December 31, 2017. Accordingly, our audit did not include the internal control over financial reporting at the Acquired Businesses.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting” appearing in Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Standards as issued by the International Accounting Standard Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Standards as issued by the International Accounting Standard Board, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

/s/ Miguel Angel Andrade Leven
C.P.C. Miguel Angel Andrade Leven
México City, México
April 27, 2018

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

AUDIT FEES OF DELOITTE

	As of December 31,
In thousands of pesos,	2017	2016
Total Fees:	$13,242	$9,383
Audit fees	12,984	9,015
Audit related fees	258	368
Other	-	-

Deloitte’s audit related fees in the table above are fees related to the review of transfer price studies.

In addition to the fees for professional services paid listed in the table above, we reimbursed Deloitte for out-of-pocket expenses they incurred in connection with the performance of their audit, such as lodging and other travel related expenses of $733 and $991 in 2017 and 2016, respectively.

Total 2017 audit fees and statutory audit fees agreed to be paid to Deloitte is $7.7 million.

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

The table set below sets forth the information regarding the purchase plan approved by the Board of Directors in the three recent fiscal years.

REPURCHASE PLAN APPROVED

Year	Announced date	Expiration date	Amount	Estimate number of shares that may be purchase under the plan
2017	April 26,2017	April 24,2018	$494,940,000	12,000,000
2016	April 27, 2016	April 25, 2017	$449,640,000	12,000,000	(1)
2015	April 22, 2015	April 26, 2016	$778,320,000	12,000,000

(1) The amount includes current shares in the repurchase plan.

The table below sets forth information about the repurchase of our shares on the BMV:

REPURCHASE OF SHARES IN 2017

Monthly operation of the repurchase plan in 2017	Total number of shares purchased	Average price paid per share (in pesos)	Total number of shares purchase as part of the publicly announced plan	Estimate maximum number of shares that may yet be purchased under the plan
Opening balance	0	$0	0	12,000,000
January	0	0	0	12,000,000
February	0	0	0	12,000,000
March	0	0.00	0	12,000,000
April	0	0.00	0	12,000,000
May	0	0.00	0	12,000,000
June	0	0.00	0	12,000,000
July	0	0.00	0	12,000,000
August	0	0.00	0	12,000,000
September	0	0.00	0	12,000,000
October	0	0.00	0	12,000,000
November	20,000	90.00	20,000	11,980,000
December	0	0.00	0	11,980,000
Total 2017	20,000	90.00	20,000	11,980,000

REPURCHASED OF SHARES IN 2018

Monthly operation of the repurchase plan in 2018	Total number of shares purchased	Average price paid per share (in pesos)	Total number of shares purchased as part of the publicly announced plan	Estimate maximum number of shares that may yet be purchased under the plan
Opening balance	20,000	$90.00	20,000	11,980,000
January 2018	0	0.00	0	11,980,000
February 2018	0	0.00	0	11,980,000
March 2018	0	0.00	0	11,980,000
Total as of March 31, 2018:	20,000	90.00	0	11,980,000

REPURCHASE PLAN BALANCE

Number of Shares
Total shares in the repurchase plan as of December 31, 2016	0
(+) Total shares purchased in 2017	20,000
(-) Total shares sold in 2017	0
Total shares in the repurchase plan as of December 31, 2017	20,000
(+) Total shares purchased as of April 15, 2018	0
(-) Total shares sold as of April 15, 2018	20,000
Total shares in the repurchase plan as of April 15, 2018	0

ITEM 16.F.	Changes in Registrant’s Certifying Accountant

Not applicable.

ITEM 16.G.	Corporate Governance

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

● Pursuant to our bylaws and Mexican law, our audit committee submits an annual report regarding its activities to our board of directors.

NYSE Corporate Governance Rules for Domestic Issuers	Our Corporate Governance Practices
Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from these requirements. §303A.04	We are not required to have a nominating/corporate governance committee, and it is not expressly recommended by the Mexican Code of Best Corporate Practices.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement. §303A.05	We are not required to have a compensation committee. As recommended by the Mexican Code of Best Corporate Practices, we have an evaluation mechanism for assisting the board of directors in approving executive officer compensation.

Equity compensation plans. Equity compensation plans require stockholder approval, subject to limited exemptions. §303A.08	Stockholder approval is not expressly required under Mexican law or our bylaws for the adoption and amendment of an equity-compensation plan. However, regulations of the Mexican Banking and Securities Commission require stockholder approval under certain circumstances. We currently do not have any equity-compensation plans in place.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics, which has been accepted by to our chief executive officer, chief financial officer, controller and persons performing similar functions, as well as to other officers and employees. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions. We have no such waivers in place.

ITEM 16.H.	Mine Safety Disclosure

Not applicable.

Part III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See the Audited Consolidated Financial Statements including Notes, incorporated herein by reference.

Item 19.	Exhibits

Index of Exhibits

Documents filed as exhibits to this Annual Report:

Exhibit No.		Description
1.1		An English translation of the Bylaws (estatutos sociales) of Industrias Bachoco, S.A. de C.V. dated June 29, 2007 (incorporated by reference to Exhibit 1.1 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 29, 2007 (File No. 333-07950)).

2.1		Form of Amended and Restated Deposit Agreement, among Industrias Bachoco, S.A. de C.V., the Depositary and each Owner and Beneficial Owner from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1.1 on Form F-6 filed with the U.S. Securities and Exchange Commission on August 18, 2006 (File No. 333-07480)).

2.2		Trust Agreement, dated April 1, 1995, among Banco Internacional, S.A., Institucion de Banca Multiple, Grupo Financiero Prime Internacional, as trustee, and the stockholders of the Company named therein, together with an English translation, (incorporated by reference on our registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission on August 22, 1997 (File No. 333-7472)).

2.3		Trust Agreement, dated August 20, 1997, among Banco Internacional, S.A., Institucion de Banca Multiple, Grupo Financiero Bital, as trustee, and the stockholders of the Company named therein, together with an English translation, (incorporated by reference on our registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission on August 22, 1997 (File No. 333-7472)).

8.1*		Subsidiaries of Industrias Bachoco S.A. de C.V.

12.1	*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	*	INS XBRL Instance Document
101	*	SCH XBRL Taxonomy Extension Schema Document
101	*	DEF XBRL Taxonomy Extension Definition Linkbase Document
101	*	CAL XBRL Taxonomy Extension Calculation Linkbase Document
101	*	LAB XBRL Taxonomy Extension Labels Linkbase Document
101	*	PRE XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INDUSTRIAS BACHOCO, S.A.B de C.V.

By:	/s/ DANIEL SALAZAR FERRER
Daniel Salazar Ferrer
Chief Financial Officer

Date: April 27, 2018

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Industrias Bachoco, S.A.B. de C.V. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Industrias Bachoco, S.A.B. de C.V. and subsidiaries (the "Company") as of December 31, 2017, 2016 and 2015, the related consolidated statements of profit and loss and other comprehensive income, changes in stockholders’ equity, and cash flows, for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2018, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

/s/ Miguel Angel Andrade Leven
C.P.C. Miguel Angel Andrade Leven
We have served as the Company's auditor since 2013.

México City, México
April 27, 2018

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2017, 2016 and 2015

(Thousands of pesos)

Assets	Note	2017	2016	2015

Current assets:
Cash and cash equivalents	7	$16,112,268	14,681,204	14,046,262
Investment in securities at fair value through profit or loss	8	1,127,841	970,292	1,242,614
Derivative financial instruments	8	-	8,308	1,244
Accounts receivable, net	9	3,626,878	3,629,144	2,533,427
Due from related parties	20	326	148,855	194,522
Inventories	10	4,727,333	3,970,688	3,404,269
Current biological assets	11	1,942,193	1,961,191	1,651,794
Prepaid expenses and other current assets	12	638,671	1,503,945	1,587,808
Assets held for sale	13	49,523	56,728	60,048
Total currents assets		28,225,033	26,930,355	24,721,988

Non-current assets:
Property, plant and equipment, net	14	17,320,041	15,081,105	13,188,131
Non-current biological assets	11	1,617,503	1,668,543	1,434,131
Deferred income tax	21	80,670	60,132	54,127
Goodwill	15	1,631,094	484,877	454,295
Intangible assets	16	1,040,042	-	-
Other non-current assets	17	643,006	865,454	593,906
Total non-currents assets		22,332,356	18,160,111	15,724,590

Total assets		$50,557,389	45,090,466	40,446,578

Liabilities and equity	Note	2017	2016	2015

Current liabilities:
Short-term debt	18	$2,852,400	1,444,800	1,622,850
Current portion of long-term debt	18	842,651	1,652,725	9,033
Derivative financial instruments	8	6,821	-	-
Trade payable and other accounts payable	19	4,740,366	4,545,177	4,597,103
Income tax payable	21	731,654	483,618	248,205
Due to related parties	20	55,252	189,966	165,628
Total current liabilities		9,229,144	8,316,286	6,642,819

Long term liabilities:
Long-term debt, excluding current installments	18	1,553,973	950,412	2,495,127
Deferred income tax	21	3,843,379	3,912,575	3,369,036
Employee benefits	22	252,965	195,019	160,218
Total long term liabilities		5,650,317	5,058,006	6,024,381

Total liabilities		14,879,461	13,374,292	12,667,200

Equity:
Capital stock	25	1,174,432	1,174,432	1,174,432
Share premium		414,385	414,385	414,017
Reserve for repurchase of shares		493,141	449,641	777,622
Retained earnings		32,367,912	28,244,970	24,749,616
Foreign currency translation reserve		1,268,021	1,465,657	710,439
Actuarial remeasurements, net	22	(98,938)	(86,774)	(97,196)
Equity attributable to controlling interest		35,618,953	31,662,311	27,728,930

Non-controlling interest		58,975	53,863	50,448
Total equity		35,677,928	31,716,174	27,779,378

Commitments	27
Contingencies	28

Total liabilities and equity		$50,557,389	45,090,466	40,446,578

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Profit and Loss and Other Comprehensive Income

Years ended December 31, 2017, 2016 and 2015

(Thousands of pesos, except share and per share amount)

	Note	2017	2016	2015

Net revenues		$58,050,025	52,020,303	46,229,049
Cost of sales	23	(47,502,959)	(42,635,071)	(36,847,508)

Gross profit		10,547,066	9,385,232	9,381,541

General, selling and administrative expenses	23	(5,423,379)	(4,847,858)	(4,323,374)
Other income (expenses), net	30	167,642	260,202	(4,640)

Operating income		5,291,329	4,797,576	5,053,527

Finance income	29	1,087,641	969,174	593,845
Finance costs	29	(340,091)	(172,154)	(147,292)
Net finance income		747,550	797,020	446,553

Profit before income taxes		6,038,879	5,594,596	5,500,080

Income taxes	21	1,084,444	1,643,433	1,680,560

Profit for the year		$4,954,435	3,951,163	3,819,520

Other comprehensive income (loss) items:
Items that may be reclassified subsequently to profit or loss:
Currency translation effect		(197,636)	755,218	502,332
Items that will not be reclassified subsequently to profit or loss:
Actuarial remeasurements	22	(17,377)	14,888	(25,944)
Income taxes related to actuarial remeasurements		5,213	(4,466)	7,783
Other comprehensive income		(209,800)	765,640	484,171

Comprehensive income for the year		$4,744,635	4,716,803	4,303,691

Profit attributable to:
Controlling interest		$4,948,242	3,946,634	3,812,840
Non-controlling interest		6,193	4,529	6,680

Profit for the year		$4,954,435	3,951,163	3,819,520

Comprehensive income attributable to:
Controlling interest		$4,738,442	4,712,274	4,297,011
Non-controlling interest		6,193	4,529	6,680

Comprehensive income for the year		$4,744,635	4,716,803	4,303,691

Weighted average outstanding shares		599,997,696	599,979,844	599,631,383

Basic and diluted earnings per share	26	$8.25	6.58	6.36

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2017, 2016 and 2015

(Thousands of pesos)

		Attributable to controlling interest
		Capital stock		Retained earnings		Other comprehensive items

				Reserve for		Foreign	Actuarial
		Capital	Share	repurchase of	Retained	currency	remeasurements		Non-controlling	Total
	Note	stock	premium	shares	earnings	translation reserve	net	Total	interest	equity

Balance at January 1, 2015		$1,174,432	399,641	101,105	22,513,154	208,107	(79,035)	24,317,404	44,646	24,362,050

Dividends paid	25	-	-	-	(899,162)	-	-	(899,162)	-	(899,162)
Dividends paid to non-controlling interest		-	-	-	-	-	-	-	(878)	(878)
Repurchase and sale of shares, net	25	-	-	677,216	(677,216)	-	-	-	-	-
Disposal of non-controlling interest from disolution		-	14,376	(699)	-	-	-	13,677	-	13,677

Comprehensive income for the year:
Profit for the year		-	-	-	3,812,840	-	-	3,812,840	6,680	3,819,520
Other comprehensive income		-	-	-	-	502,332	(18,161)	484,171	-	484,171

Total comprehensive income for the year		-	-	-	3,812,840	502,332	(18,161)	4,297,011	6,680	4,303,691

Balance at December 31, 2015		1,174,432	414,017	777,622	24,749,616	710,439	(97,196)	27,728,930	50,448	27,779,378

Dividends paid	25	-	-	-	(779,960)	-	-	(779,960)	-	(779,960)
Dividends paid to non-controlling interest		-	-	-	-	-	-	-	(1,114)	(1,114)
Reserve for repurchase of shares		-	-	(328,680)	328,680	-	-	-	-	-
Repurchase and sale of shares	25	-	368	699	-	-	-	1,067	-	1,067

Comprehensive income for the year:
Profit for the year		-	-	-	3,946,634	-	-	3,946,634	4,529	3,951,163
Other comprehensive income		-	-	-	-	755,218	10,422	765,640	-	765,640

Total comprehensive income for the year		-	-	-	3,946,634	755,218	10,422	4,712,274	4,529	4,716,803

Balance at December 31, 2016		1,174,432	414,385	449,641	28,244,970	1,465,657	(86,774)	31,662,311	53,863	31,716,174

Dividends paid	25	-	-	-	(780,000)	-	-	(780,000)	-	(780,000)
Dividends paid to non-controlling interest		-	-	-	-	-	-	-	(1,081)	(1,081)
Reserve for repurchase of shares		-	-	45,300	(45,300)	-	-	-	-	-
Repurchase and sale of shares	25	-	-	(1,800)	-	-	-	(1,800)	-	(1,800)

Comprehensive income for the year:
Profit for the year		-	-	-	4,948,242	-	-	4,948,242	6,193	4,954,435
Other comprehensive income		-	-	-	-	(197,636)	(12,164)	(209,800)	-	(209,800)

Total comprehensive income for the year		-	-	-	4,948,242	(197,636)	(12,164)	4,738,442	6,193	4,744,635

Balance at December 31, 2017		$1,174,432	414,385	493,141	32,367,912	1,268,021	(98,938)	35,618,953	58,975	35,677,928

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2017, 2016 and 2015

(Thousands of pesos)

	Note	2017	2016	2015

Cash flows from operating activities:
Profit for the year		$4,954,435	3,951,163	3,819,520
Adjustments for:
Deferred income tax recognized in profit or loss	21	(627,090)	382,904	192,070
Current income tax recognized in profit or loss	21	1,711,534	1,260,529	1,488,490
Depreciation	14	1,075,788	925,748	769,270
Goodwill impairment loss	15	-	-	38,619
Loss (gain) on disposal of plant and equipment		41,890	(157,245)	90,279
Interest income	29	(857,109)	(646,334)	(489,934)
Interest expense	29	255,997	172,154	147,292
Unrealized foreign exchange loss on loans		82,600	270,850	33,300

Subtotal		6,638,045	6,159,769	6,088,906

Derivative financial instruments		15,129	(7,064)	5,425
Accounts receivable, net		162,906	(1,144,991)	521,603
Due from related parties		3,967	1,154	(3,518)
Inventories		(461,783)	(562,905)	(448,404)
Current and non-current biological assets		70,941	(539,395)	(256,969)
Prepaid expenses and other current assets		875,307	82,324	(401,711)
Assets held for sale		7,205	3,320	(1,465)
Trade payable and other accounts payable		(350,299)	(43,707)	629,631
Due to related parties		(134,714)	24,338	38,595
Income taxes paid		(1,405,256)	(997,028)	(2,087,286)
Employee benefits		57,946	34,801	43,375

Net cash provided by operating activities		5,479,394	3,010,616	4,128,182

Cash flows from investing activities:
Payments for acquisition of property, plant and equipment		(2,126,361)	(2,792,252)	(1,909,771)
Proceeds from sale of plant and equipment		35,175	278,340	71,427
Restricted cash		(24,058)	(19,236)	(25,771)
Investment in securities at fair value through profit or loss		(157,549)	272,322	(317,030)
Other assets		2,125	4,583	(55,698)
Interest collected		857,109	646,334	489,934
Bussiness acquisition including advance payment		(2,494,862)	-	(190,595)
Loans granted to related parties		-	-	(189,075)
Collection of principal of loans granted to related parties		144,562	44,513	-

Net cash used in investing activities		(3,763,859)	(1,565,396)	(2,126,579)

Cash flows from financing activities:
Payment for repurchase of shares		(1,800)	(4,157)	(40,612)
Proceeds from issuance of repurchased shares		-	5,224	54,289
Dividends paid		(780,000)	(779,960)	(899,162)
Dividends paid to non-controlling interest		(1,081)	(1,114)	(878)
Proceeds from borrowings		5,378,915	2,320,500	3,903,200
Principal payment on loans		(4,246,100)	(2,670,474)	(2,231,596)
Interest paid		(255,997)	(172,154)	(147,292)

Net cash provided by (used in) financing activities		93,937	(1,302,135)	637,949

Net increase in cash and cash equivalents		1,809,472	143,085	2,639,552

Cash and cash equivalents at January 1		14,661,968	14,020,491	11,028,054

Effect of exchange rate fluctuations on cash and cash equivalents		(383,230)	498,392	352,885

Cash and cash equivalents at December 31		$16,088,210	14,661,968	14,020,491

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

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

On April 13, 2018, the accompanying consolidated financial statements and related notes were authorized for issuance by the Company’s Chief Financial Officer, Mr. Daniel Salazar Ferrer, for review and approval by the Audit Committee, Board of Directors and stockholders. In accordance with Mexican General Corporate Law and the Company’s bylaws, the stockholders are empowered to modify the consolidated financial statements after their issuance should they deem it necessary.

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

When deemed relevant, certain amounts are included between parentheses as a translation into thousands of dollars, into thousands of Mexican pesos, or both, as applicable. These translations are performed for the convenience of the reader at the closing exchange rate issued by Bank of Mexico, which is $19.66, $20.64 and $17.21 pesos to one U.S. dollar as of December 31, 2017, 2016 and 2015 respectively.

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

ii.	Useful lives and residual values of property, plant and equipment

Useful lives and residual values of intangible assets and property, plant and equipment are used to determine amortization and depreciation expense of such assets and are determined with the assistance of internal and external specialists as deemed necessary.

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

i. New and amended IFRS that affect reported balances and/or disclosures in financial statements

In the current year, the Company adopted a series of new and amended IFRS issued by the IASB which went into effect on January 1, 2017 as it relates to its consolidated financial statements.

Amendments to IAS 12, Income Tax

IAS 12 provides requirements on the recognition and measurement of current and deferred tax liabilities or assets. The amendments clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice. The Company adopted these amendments which did not have any significant impacts in its consolidated financial statements because the sufficiency of future taxable profits is already evaluated in a manner consistent with these amendments.

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

The Company's liabilities arising from financing activities consist of borrowings (Note 18). A reconciliation between opening and closing balances is provided in Note 18e. Consistent with the transition provisions of the amendments, the Company has not disclosed comparative information for the prior period. Apart from the additional disclosure in Note 18e, the application of these amendments has had no impact on the Company's consolidated financial statements.

Annual Improvements 2014-2016

The annual improvement cycle 2014-2016 makes amendments to the following standards:

- IFRS 12, Disclosure of Interests in Other Entities, clarifies the scope of the standard and establishes that the entity need not provide summarized financial information for interests in subsidiaries, associates or joint ventures that are classified, or included in a disposal group that is classified, as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. The amendments are effective for annual periods beginning on or after January 1, 2017, with retrospective application permitted. The application of these amendments has had no effect on the Company's consolidated financial statements as none of the Company’s interests in other entities are classified as held for sale.

ii. New IFRS in issue but not yet effective

The Company has not applied the following new and revised IFRS that have been issued, but are not yet effective for periods beginning on January 1, 2017.

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments issued in July 2014, is the replacement of IAS 39, Financial Instruments: Recognition and Measurement. This standard includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. Another revised version of IFRS 9 was issued in July 2015 mainly to introduce a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments. This version supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018, with early adoption being permitted. IFRS 9 (2014) does not replace the requirements for portfolio fair value hedge accounting for interest rate risk since this phase of the project was separated from the IFRS 9 project.

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

The Company is in the process of determining the potential impacts on its consolidated financial statements derived from the adoption of this standard, although due to the nature of its operations, significant impacts are not expected. The main tasks included in the work plan for adopting this standard are as follows:

Stage 1 Classification and measurement:

•	Review and update of Company Policies

•	Elaboration of matrix documenting the business model, the payment of principal and interest (SPPI) criterion and the accounting classification of each financial instrument

•	Disclosures in the financial statements

Stage 2 Hedge accounting:

•	Review and update of Company Policies

•	Hedge accounting documentation

•	Disclosures in the financial statements

Stage 3 Impairment:

•	Review and update of Company Policies

•	Evaluation of practical expedients and the simplified model for non-financial entities

•	Disclosures in the financial statements

IFRS 15, Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, was issued in May 2014 and applies to annual reporting periods beginning on or after January 1, 2018, earlier application is permitted. Revenue is recognized as control is passed, either over time or at a point in time. The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. In applying the revenue model to contracts within its scope, an entity will: 1) Identify the contract(s) with a customer; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to the performance obligations in the contract; 5) Recognize revenue when (or as) the entity satisfies a performance obligation. Furthermore, extensive disclosures are required by IFRS 15, both in annual and interim financial statements.

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

The Company conducted an analysis of revenues with customers and determined that the adoption of this standard will not have a potential impact on the Company’s consolidated financial statements.

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

Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly and the liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17 would typically have had straight-line expenses) as an assumed straight-line depreciation of the right-of-use asset and the decreasing interest on the liability will lead to an overall decrease of expense over the reporting period.

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

The Company is in the process of determining the potential impacts on its consolidated financial statements derived from the adoption of this standard, although due to the nature of its operations, significant impacts are not being expected. The main tasks included in the work plan for adopting this standard are as follows:

•	Evaluation of all contracts of the Company for leases
•	Development of a process to identify and account for leases
•	Review and update of Company Policies
•	Disclosures in the financial statements

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

The Company does not expect significant impacts as a result of these amendments as it does not have share-based payment plans.

IFRIC 22, Foreign Currency Transactions and Advance Consideration

The interpretation clarifies that when the entity pays or receives consideration in advance in a foreign currency, the date of transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, is the date when the anticipated consideration has been paid or received in advance, i.e. when the advance payment or the income received in advance was recognized.

These amendments apply for annual periods beginning on or after January 1, 2018 and the entities may choose to apply either retrospectively or prospectively.

The Company does not expect significant impacts as a result of these amendments. This is because the Company already accounts for transactions involving the payment or receipt of advance consideration in a foreign currency in a manner consistent with these amendments.

IFRIC - 23 Uncertainty about treatment in the income tax

This interpretation deals with the determination of taxable income (loss), tax bases, unused fiscal losses, unused tax credits and tax rates, when there is uncertainty about their treatment in accordance with IAS 12. It specifically, considers:

•	If tax treatments should be considered collectively
•	Assumptions about tax authorities’ examinations
•	The determination of taxable income (loss), tax bases, unused tax losses, unused tax credits and tax rates
•	The effects of changes in the facts and circumstances

This interpretation will be effective on January 1, 2019. The Company's management considers that the application of this interpretation will not have a significant impact on its financial statements, since its current practices for determining the effects of income taxes on its financial statements incorporate considerations similar to those set forth in the interpretation.

Annual Improvements 2015-2017 Cycle

The annual improvements include amendments to IFRS 3 and IFRS 11, to IFRS 12 and to IAS 23, which are all effective for annual periods beginning on or after January 1, 2019.

The amendments to IFRS 3 clarify that when an entity obtains control of a business that is a joint operation, the entity must remeasure previously held interests in that business. The amendments to IFRS 11 clarify that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.

The amendments to IFRS 12 clarify that the effects on income taxes for dividends (or distributions of profit) should be recognized in results regardless of how the tax arises.

The amendments to IAS 23 clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.

The Company is in the process of determining the potential impacts on its consolidated financial statements derived from the adoption of these amendments.

Amendments IFRS 4- The application of IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts

Amendments to IFRS 4, Insurance Contracts, provide two options for entities that issue insurance contracts: i) an optional temporary exemption from applying IFRS 9 (referred to as the "deferral approach"); and ii) an option that allows entities presenting the changes in the fair value of the designated financial assets, in other comprehensive income (OCI), instead of in profit or loss (referred to as the "overlay approach"). The overlay approach will be applicable when IFRS 9 is applied for the first time. The deferral approach is effective for annual periods beginning on or after January 1, 2018 and will only be available for three years after that date.

The Company does not expect significant impacts as a result of these modifications.

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

Foreign exchange gains and losses arising from amounts receivable or payable to a foreign operation, whose settlement is neither planned nor likely in the foreseeable future, are considered part of a net investment in a foreign operation and are recognized under the “other comprehensive income” account, and presented within stockholders’ equity in the foreign currency translation reserve. For the years ended December 31, 2017, 2016 and 2015 the Company did not enter into such transactions.

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

Receivables

Receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, receivables are measured at amortized cost. Receivables comprise trade, due from related parties and other receivables.

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

Below are the estimated useful lives for 2017, 2016 and 2015:

Average useful Life
Buildings	46
Machinery and Equipment	19
Vehicles	11
Computers	8
Furniture	11

The Company has estimated the following residual values as of December 31, 2017, 2016 and 2015:

Residual Value
Buildings	9%
Machinery and Equipment	8%
Vehicles	5%
Computers	0%
Furniture	2%

e)	Goodwill

Goodwill arises as a result of the acquisition of a business over which control is obtained and is measured at cost less cumulative impairment losses; it is subject to annual tests for impairment.

f)	Intangible assets

They mainly integrated by brands and customer relationships derived from the acquisition of businesses in the United States of America. The cost of intangible assets acquired through a business combination represents their fair value at the acquisition date and they are recognized separately from goodwill. Subsequently, they are valued at cost minus amortization and accumulated impairment losses.

Intangible assets are classified as having a definite or indefinite life. Those with a defined life are amortized under the straight-line method during their estimated life and when there are indications, they are tested for impairment. The amortization methods and the useful life of the assets are reviewed and adjusted, if necessary, at the date of each statement of financial position. Amortization is charged to income in the general expenses category. Those with an indefinite life are not amortized, but are subject to impairment tests at least annually.

g)	Biological assets

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

h)	Leased assets

Operating leases entered into by the Company are not recognized in the Company’s statement of financial position. Operating lease rentals paid by the Company are recognized in profit and loss using the straight-line method over the lease term, even though payments may not be made on the same basis.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets. However, when there is no reasonable certainty that ownership will be obtained at the end of the lease term, assets are depreciated over the shorter of the lease term or their useful lives. As of December 31, 2017, 2016 and 2015, the Company has not entered into any significant finance lease agreements.

i)	Inventories

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

j)	Impairment

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

k)	Held-for-sale assets

Available for sale assets mainly consist of foreclosed assets. Foreclosed assets are initially recorded at the lower of fair value less costs to sell or the net carrying amount of the related account receivable.

Immediately before being classified as held-for-sale, assets are valued according to the Company’s accounting policies in accordance with the applicable IFRS. Subsequently, held-for-sale assets are recorded at the lower of the carrying amount and fair value less costs to sell. Impairment losses on initial classification of held-for-sale assets and subsequent remeasurement gains and losses are recognized in profit and loss. Recognized gains shall not exceed cumulative impairment losses previously recognized.

l)	Other assets

Other long-term assets primarily include advances for the purchase of property, plant and equipment, investments in insurance policies and security deposits.

The Company owns life insurance policies of some of the former stockholders of Bachoco USA, LLC (foreign subsidiary). The Company records these policies at net cash surrender value which approximates its fair value (see note 17).

m)	Employee benefits

The Company grants to its employees in Mexico and abroad, different types of benefits as described below and as detailed in note 22.

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

n)	Provisions

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

o)	Interests in joint operations

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

The Company has joint operations derived from the agreements for the development of its biological assets. For such operations, the Company accounts for its biological assets, its obligations derived from technical support, as well as the expenses it incurs with respect to the joint operations. The live poultry produced by the joint operation is ultimately used internally by the Company and may be sold by the Company to third parties. As a result, the joint operation itself does not generate any revenues with third parties.

p)	Revenues

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

q)	Financial income and costs and dividend income

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

Exchange gains and losses are reported on a net basis.

r)	Income taxes

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

s)	Earnings per share

The Company presents information on basic and diluted earnings per share (EPS) related to its ordinary shares. Basic EPS is computed by dividing the profit and loss attributable to the holders of the Company’s common shares by the weighted average number of outstanding ordinary shares during the period, adjusted for treasury shares held. Diluted EPS is determined by adjusting the profit and loss attributable to the holders of the ordinary shares and the outstanding weighted average number of ordinary shares, adjusted for treasury shares held, for the potential dilutive effects of all ordinary shares, including convertible instruments and options on shares granted to employees. At December 31, 2017, 2016 and 2015, the Company has no potentially dilutive shares, for which reason basic and diluted EPS are the same.

t)	Segment information

An operating segment is a component of the Company: i) that is engaged in business activities from which revenues and expenses may be obtained and incurred, including revenues and expenses related to transactions with any of the other components of the Company, ii) whose results are reviewed periodically by the chief operating decision maker for the purpose of resource allocation and assessment of segment performance, and iii) for which discrete financial information exists.

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

u)	Costs and expenses by function

Costs and expenses in the consolidated statements of profit and loss and other comprehensive income were classified by their function. The nature of costs and expenses is presented in Note 23.

v)	Statement of cash flows

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

(4)	Business and asset acquisitions

a)	Acquisition of Albertville Quality Foods, Inc.

On July 14, 2017, the Company, through its subsidiary OK Foods, Inc., acquired 100% of the outstanding voting shares of Albertville Quality Foods, Inc. (Acquired Co. I). Acquired Co. I's operating results are included in the consolidated financial statements as of the date of acquisition. Acquired Co. I is dedicated to the production and sale of processed and value-added products based on animal protein, and is located in the state of Alabama, in the United States of America. The aggregate purchase price paid in cash amounted to $2,449,862 (138.10 million dollars). Acquired Co. I was merged with OK Foods, Inc. at the end of 2017.

The purchase of Acquired Co. I benefits the Company´s Poultry segment because it significantly increases OK Foods, Inc.´s product portfolio, significantly increases the client base in the United States of America and opens the opportunity for cross-sales between the clients of Acquired Co. I and OK Foods, Inc., significantly strengthening the presence of OK Foods, Inc. in the self-service channel. Regarding production activities, the acquisition increases the manual cutting process capacity, thereby reducing OK Foods, Inc.´s current cutting costs with external suppliers, and will optimize the production processes by adopting the best practices of both companies for the benefit of the operation as a whole. These benefits are not recognized separately from Goodwill because they do not meet the recognition criteria for identifiable intangible assets.

The assets acquired and the assumed liabilities of Acquired Co. I were recognized based on the best estimate of their fair value at the acquisition date.

The Company used various valuation techniques to determine fair value. Cost and market approaches were used to determine the value of the property, plant and equipment. Customer relationships and trademarks are valued based on discounted cash flow analysis, relief from royalty and multi-period excess earnings valuation approaches, which use significant unobservable inputs, or level 3 inputs, as defined by the fair value hierarchy. Under these valuation approaches, management made estimates and assumptions about sales, operating margins, growth rates, royalty rates and discount rates based on budgets, business plans, economic projections, anticipated future cash flows and marketplace data.

Due to their liquidity or short-term maturities, as appropriate, the Company concluded that Acquired Co. I´s pre-acquisition carrying amounts for cash equivalents, accounts receivable, other current assets, accounts payable and other current liabilities approximate their fair value at the acquisition date, while inventories are recorded at their net realizable value.

Identifiable assets acquired and liabilities assumed

The following is a summary of the recognized amounts of assets acquired and liabilities assumed at the acquisition date, compared to the consideration paid:

Acquisition value

Current assets, other than inventories	$202,873
Inventories	304,594
Property, plant and equipment	547,987
Other current assets	10,189
Intangible assets	969,942
Total assets	2,035,585
Current liabilities	(155,798)
Deferred income tax	(472,088)
Acquired net identifiable assets, net	1,407,699
Consideration paid	2,449,862
Goodwill at acquisition date	$1,042,163

Goodwill arises because the transferred consideration exceeds the identifiable assets acquired net of liabilities assumed on the acquisition date.

The goodwill that arose from the acquisitions is not expected to be deductible for tax purposes.

Certain estimated values in the acquisition, including goodwill, intangible assets and deferred taxes, have not yet been definitively determined and are subject to revision as new information emerges and the analyses are completed. The purchase price was allocated based on the information available on the date of acquisition.

Had the acquisition occurred on January 1, 2017, management estimates that consolidated revenues and consolidated profits for the year ended December 31, 2017 would have totaled $61,093,104 and $5,202,397, respectively. In determining these amounts, management has assumed that the provisional adjustments to fair value recognized at the date of acquisition would have been similar if the acquisition had occurred on January 1, 2017.

Costs related to acquisition.

During 2017, the Company incurred costs related to the acquisition of Acquired Co. I of $16,145 corresponding to external legal fees and due diligence costs, which are included in other expenses in the Company’s consolidated statement of profit and loss and other comprehensive income for the year ended December 31, 2017 (note 30).

b)	Acquisition of Proveedora La Perla, S.A. de C.V.

On July 11, 2017, the Company acquired 100% of voting stock of Proveedora La Perla S.A. de C.V. (Acquired Co. II). Acquired Co. II's operating results are included in the consolidated financial statements as of that date. Acquired Co. II is dedicated to the production and sale of pet food and treats, and is located in the state of Queretaro, Mexico. The purchase price in cash amounted to $45,000.

The purchase of Acquired Co. II benefits the Other segment due to the fact that it expands its current production capacity for dry pet food. In addition, Acquired Co. II has equipment for the production of wet pet food and pet treats, which will allow the Company to enter this market where it currently does not participate. The production facilities of Acquired Co. II will allow for a reduction of logistics cost since they are within close proximity of the Company´s clients located in the central region of the country, and it will contribute improved customer service. This acquisition will allow for accelerated growth in the pet food business.

The assets acquired and the assumed liabilities of Acquired Co. II were recognized based on the best estimate of their fair value at the acquisition date.

The fair value of the assets was determined using cost and market approaches. The cost approach, which estimates the value based on the current replacement cost of an asset by another asset of equal usefulness, was used mainly for plant and equipment. The market approach, in which the value of an asset is based on available market prices for comparable assets, was used mainly for real estate.

Due to their liquidity or short-term maturities, as appropriate, the Company concluded that Acquired Co. II’s pre-acquisition carrying amounts for cash equivalents, accounts receivable, other current assets, accounts payable and other current liabilities approximate their fair value at the acquisition date, while inventories are recorded at their net realizable value.

Identifiable assets acquired and liabilities assumed

The following is a summary of the recognized amounts of acquired assets and assumed liabilities at the date, compared to the consideration paid:

Acquisition value

Current assets, other than inventories	$13,835
Inventories	5,846
Property, plant and equipment	584,884
Total assets	604,565
Current liabilities	(392,646)
Deferred income tax	(79,423)
Acquired net identifiable assets	132,496
Consideration paid	45,000
Bargain purchase gain (note 30)	$87,496

The bargain purchase gain arises because the net of fair value of the assets at the acquisition date exceeds the amount of the consideration transferred. The business strategies followed by the acquiree in the past resulted in a high cost structure and limited opportunity for improving profitability, resulting in a fair value of the business below that of its component parts. For this reason, a gain was recognized in other income (expense) (see note 30) in the statement of profit and loss and other comprehensive income.

Had the acquisition occurred on January 1, 2017, management estimates that consolidated revenues and consolidated profits for the year ended December 31, 2017 would have totaled $58,182,059 and $5,086,470, respectively. In determining these amounts, management has assumed that the provisional adjustments to fair value recognized at the date of acquisition would have been similar if the acquisition had occurred on January 1, 2017.

Costs related to acquisition.

During 2017, the Company incurred costs related to the acquisition of Acquired Co. II of $15,465 corresponding to external legal fees and due diligence costs, which are included in other expenses in the Company’s consolidated statement of profit and loss and other comprehensive income.

c)	Acquisition of assets from breeding farms from Morris Hatchery, Inc.2015

On July 10, 2015, the Company reached agreement to acquire assets from the breeding farms of Morris Hatchery Inc., located in the state of Georgia, United States of America. This acquisition mainly consists of poultry equipment and biological assets comprised principally of breeding birds that produce hatching eggs. The acquisition benefits the Company given that it did not previously have the capacity of breeding birds that produce hatching eggs, which are used internally. The Company concluded that the transactions represented the acquisition of businesses in accordance with IFRS 3.

Below is a summary of the fair value of the net assets acquired as of the acquisition date in conformity with IFRS 3, as well as the purchase price paid. The amounts are final; accordingly, the Company did not utilize the use of the provisional measurement period permitted by IFRS 3.

Acquired assets and identifiable assumed liabilities

Acquisition value

Current and non-current biological assets	$235,486
Inventories	300
Property, plant and equipment	11,581
Acquired assets, net	247,367
Cash consideration paid	371,300
Goodwill	$(123,933)

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

(5)	Subsidiaries of the Company

A list of subsidiaries and the Company´s shareholding percentage in such subsidiaries as of December 31, 2017, 2016 and 2015 are presented below:

Name	Shareholding percentage in subsidiaries
		December 31,
	Country	2017	2016	2015
Bachoco, S.A. de C.V.	México	99.99	99.99	99.99
Bachoco USA, LLC. & Subsidiary	U.S.	100.00	100.00	100.00
Campi Alimentos, S.A. de C.V.	México	99.99	99.99	99.99
Induba Pavos, S.A. de C.V.	México	99.99	99.99	99.99
Bachoco Comercial, S.A. de C.V.	México	99.99	99.99	99.99
PEC LAB, S.A. de C.V.	México	64.00	64.00	64.00
Aviser, S.A. de C.V.	México	99.99	99.99	99.99
Operadora de Servicios de Personal, S.A. de C.V.	México	99.99	99.99	99.99
Secba, S.A. de C.V.	México	99.99	99.99	99.99
Servicios de Personal Administrativo, S.A. de C.V.	México	99.99	99.99	99.99
Sepetec, S. A. de C.V.	México	99.99	99.99	99.99
Wii kit RE LTD.	Bermuda	100.00	100.00	-
Proveedora La Perla S.A. de C.V.	México	100.00	-	-

The main subsidiaries of the group and their activities are as follows:

- Bachoco, S.A. de C.V. (BSACV) (includes four subsidiaries which are 51% owned, and over which BSACV has control). BSACV is engaged in breeding, processing and marketing poultry goods (chicken and eggs).

- Bachoco USA, LLC. holds the shares of OK Foods, Inc. and, therefore, all operations controlled by the Company in the United States of America. Effective January 1, 2016, the Company merged O.K. Industries, Inc., O.K. Farms, Inc., O.K. Foods, Inc. and Ecology Management, Inc. into one surviving entity, O.K. Foods, Inc. The primary activities of Bachoco USA, LLC and its subsidiary are comprised of the production of chicken products and hatching eggs, mostly marketed in the United States of America and, to a lesser extent, in other foreign markets.

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

- On December 2016 Wii kit RE LTD. was constituted in Bermuda as a subsidiary of the Company with 100% of the shareholding. It is a Class I reinsurance company that provides insurance coverage to its affiliates.

- In July 2017, the Company acquired Proveedora La Perla, S.A. of C.V., in Mexico, as a subsidiary of the Company with 100% participation, it is dedicated to the elaboration and commercialization of balanced animal feed and pet treats.

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

Inter-segment pricing is determined on an arm’s length basis comparable to those which would be used with or between independent parties in comparable transactions. The accounting policies of operating segments are as those described in note 3 t).

Below is the information related to each reportable segment. Performance is measured based on each segment’s income before taxes, in the same manner as it is included in management reports that are regularly reviewed by the Company’s Board of Directors.

a)	Operating segment information

	Year ended December 31, 2017
	Poultry	Other	Total
Net revenues	$52,479,393	5,570,632	58,050,025
Cost of sales	42,767,202	4,735,757	47,502,959
Gross profit	9,712,191	834,875	10,547,066
Finance income	943,477	144,164	1,087,641
Finance costs	295,011	45,080	340,091
Income before taxes	5,522,187	516,692	6,038,879
Income taxes	958,201	126,243	1,084,444
Net income attributable to controlling interest	4,558,370	389,872	4,948,242
Property, plant and equipment, net	15,464,404	1,855,637	17,320,041
Goodwill	1,543,078	88,016	1,631,094
Intangible assets	1,040,042	-	1,040,042
Total assets	45,165,551	5,391,838	50,557,389
Total liabilities	13,525,194	1,354,267	14,879,461
Purchases of property, plant and equipment	3,154,390	358,988	3,513,378
Depreciation and amortization	982,019	93,769	1,075,788

	Poultry revenues	Other revenues
Total revenue	$52,484,264	5,616,254
Intersegments	(4,871)	(45,622)
Net revenues	$52,479,393	5,570,632

	Year ended December 31, 2016
	Poultry	Other	Total
Net revenues	$46,852,482	5,167,821	52,020,303
Cost of sales	38,285,367	4,349,704	42,635,071
Gross profit	8,567,116	818,116	9,385,232
Finance income	840,640	128,534	969,174
Finance costs	149,319	22,835	172,154
Income before taxes	5,077,042	517,554	5,594,596
Income taxes	1,494,918	148,515	1,643,433
Net income attributable to controlling interest	3,578,049	368,585	3,946,634
Property, plant and equipment, net	13,478,294	1,602,811	15,081,105
Goodwill	396,861	88,016	484,877
Total assets	40,035,990	5,054,476	45,090,466
Total liabilities	11,909,391	1,464,901	13,374,292
Purchases of property, plant and equipment	2,226,493	233,251	2,459,744
Depreciation and amortization	840,624	85,124	925,748

	Poultry revenues	Other revenues
Total revenue	$46,856,888	5,214,481
Intersegments	(4,406)	(46,660)
Net revenues	$46,852,482	5,167,821

	Year ended December 31, 2015
	Poultry	Other	Total
Net revenues	$41,789,451	4,439,598	46,229,049
Cost of sales	32,906,801	3,940,707	36,847,508
Gross profit	8,882,649	498,892	9,381,541
Income before taxes	5,196,883	303,197	5,500,080
Income taxes	1,590,892	89,668	1,680,560
Net income attributable to controlling interest	3,599,728	213,112	3,812,840
Property, plant and equipment, net	11,805,132	1,382,999	13,188,131
Goodwill	366,280	88,015	454,295
Total assets	36,085,954	4,360,624	40,446,578
Total liabilities	11,325,636	1,341,564	12,667,200
Purchases of property, plant and equipment	1,646,968	177,541	1,824,509
Depreciation and amortization	694,502	74,768	769,270

	Poultry revenues	Other revenues
Total revenue	$41,796,064	4,484,348
Intersegments	(6,613)	(44,750)
Net revenues	$41,789,451	4,439,598

b)	Geographical information

When submitting information by geographic area, revenue is classified based on the geographic location where the Company’s customers are located. Segment assets are classified in accordance with their geographic location. Geographical information for the “Others” segment is not included below because the operations are carried out entirely within Mexico.

	Year ended December 31, 2017
	Domestic poultry	Foreign poultry	Operations between geographical segments	Total
Net revenues	$36,013,268	16,533,664	(67,539)	52,479,393
Non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and investments in insurance policies
Non-current biological assets	899,691	717,812	-	1,617,503
Property, plant and equipment, net	12,143,632	3,320,772	-	15,464,404
Goodwill	212,833	1,330,245	-	1,543,078
Intangible assets	-	1,040,042	-	1,040,042

	Year ended December 31, 2016
	Domestic poultry	Foreign poultry	Operations between geographical segments	Total
Net revenues	$33,414,262	13,496,189	(57,969)	46,852,482
Non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and investments in insurance policies
Non-current biological assets	902,662	765,881	-	1,668,543
Property, plant and equipment, net	10,481,074	2,997,221	-	13,478,294
Goodwill	212,833	184,028	-	396,861

	Year ended December 31, 2015
	Domestic poultry	Foreign poultry	Operations between geographical segments	Total
Net revenues	$30,686,151	11,159,936	(56,637)	41,789,451
Non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and investments in insurance policies
Non-current biological assets	795,157	638,974	-	1,434,131
Property, plant and equipment, net	9,682,701	2,122,431	-	11,805,132
Goodwill	212,833	153,447	-	366,280

c)	Major Customers

In Mexico, the Company’s products are traded among a large number of customers, without significant concentration with any specific customer. Therefore, in 2017, 2016 and 2015, no customer represented over 10% of the Company’s total revenues.

As of December 31, 2017, the Company did not have operations with an individual customer that represented a significant concentration in the United States of America. As of December 31, 2016 the Company has transactions with The Sygma Network, Inc. representing 9% of total sales outside of Mexico. As of December 31, 2015, the Company has transactions with Ozark Mountain Poultry, Inc., representing 19% of total sales outside of Mexico.

(7)	Cash and cash equivalents

The consolidated balances of cash and cash equivalents as of December 31, 2017, 2016 and 2015 are as follows:

	December 31,
	2017	2016	2015
Cash and banks	$15,464,312	9,890,007	4,774,420
Investments with maturities less than three months	623,898	4,771,961	9,246,071
Cash and cash equivalents	16,088,210	14,661,968	14,020,491
Restricted cash	24,058	19,236	25,771
Total cash and cash equivalents and restricted cash	$16,112,268	14,681,204	14,046,262

Restricted cash corresponds to the minimum margin required by the intermediary for the Company’s derivative financial instruments on commodities in order to meet future commitments that may stem from adverse market movements affecting prices on the open positions as of December 31, 2017, 2016 and 2015.

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

At December 31, 2017, 2016 and 2015, the Company has not identified embedded derivatives.

The Company’s derivative financial instruments as of December 31, 2017, 2016 and 2015, do not meet the requirements to be treated as hedges for accounting purposes.

Management by type or risk

a)	Categories of financial assets and liabilities

The Company’s financial assets and liabilities are shown below:

	December 31,
	2017	2016	2015
Financial assets
Cash and cash equivalents	$16,112,268	14,681,204	14,046,262
Investment in securities at fair value through profit or loss	1,127,841	970,292	1, 242,614
Investments held to maturity	64,629	65,509	52,572
Accounts receivable	2,599,208	2,524,942	1,862,250
Due from related parties	326	148,855	194,522
Long-term receivables	162,337	161,690	128,169
Derivative financial instruments	-	8,308	1,244

Financial liabilities
Financial debt	$(5,249,024)	(4,047,937)	(4,127,010)
Trade payables, sundry creditors and expenses payable	(4,163,443)	(4,095,089)	(4,088,989)
Due to related parties	(55,252)	(189,966)	(165,628)
Derivative financial instruments	(6,821)	-	-

b)	Credit risk

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

For investments in securities denominated in Mexican pesos, the financial instruments valuation models used by price vendors incorporate market movements and credit quality of issuers, thereby implicitly including the counterparty risk of the transaction in the fair value measurement; therefore, the position in investment in securities includes the counterparty risk and no additional adjustment is carried out. The price of the instruments obtained from the price vendor is the mid-point between the bid price and the ask price (the “mid-price”). As of December 31, 2017, 2016 and 2015, the balance of held to maturity investments is $64,629, $65,509 and $52,572, respectively.

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

The allowance for doubtful accounts includes trade accounts receivable that are impaired, which amount to $141,636, $130,290 and $103,057 as of December 31, 2017, 2016 and 2015, respectively. The reconciliation of movements of the allowance for doubtful accounts, and the analysis of past-due accounts receivable but not impaired, are presented in note 9.

The Company receives credit enhancements on credit lines granted to its clients, which consist of real and personal property, such as land, buildings, houses, vehicles, letters of credit, cash deposits and others. As of December 31, 2017, 2016 and 2015, the fair value of such credit enhancements, determined by an appraisal at the time the credit lines were granted, is $618,481, $570,546 and $563,012, respectively.

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

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure, which as of the reporting date is as follows:

	December 31,
	2017	2016	2015
Cash and cash equivalents	$16,112,268	14,681,204	14,046,262
Investments in securities at fair value through profit or loss	1,127,841	970,292	1,242,614
Investments held to maturity	64,629	65,509	52,572
Accounts receivable net of guarantees received	2,143,390	2,264,941	1,621,929
Derivative financial instruments	-	8,308	1,244
	$19,448,128	17,990,254	16,964,621

c)	Liquidity risk

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

Maturity table

	December 31, 2017
	Less than 1 year	1 to 3 years	3 to 5 years
Trade payables, sundry creditors and expenses payable	$4,163,443	-	-
Due to related parties	55,252	-	-
Derivative financial instruments	6,821

Variable-rate maturities
In U.S. dollars	2,752,400		-
In pesos	942,651	53,973	1,500,000
Interest	162,785	244,484	203,840
Total financial liabilities	$8,083,352	298,457	1,703,840

	December 31, 2016
	Less than 1 year	1 to 3 years	3 to 5 years
Trade payables, sundry creditors and expenses payable	$4,095,089	-	-
Due to related parties	189,966	-	-
Variable-rate maturities
In U.S. dollars	1,444,800	-	-
In pesos	1,652,725	950,412	-
Interest	142,100	136,859	-
Total financial liabilities	$7,524,680	1,087,271	-

	December 31, 2015
	Less than 1 year	1 to 3 years	3 to 5 years
Trade payables, sundry creditors and expenses payable	$4,088,989	-	-
Variable-rate maturities
In U.S. dollars	1,462,850	-	-
In pesos	169,033	2,495,127	-
Interest	113,840	98,840	-
Total financial liabilities	$5,834,712	2,593,967	-

At least on a monthly basis, management evaluates and advises the Board of Directors on its liquidity. As of December 31, 2017, the Company has evaluated that it has sufficient resources to meet its obligations in the short and long term; therefore, it does not consider having liquidity gaps in the future and it will not be necessary to sell assets to pay its debts at unusual discounts or at out-of-market prices.

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

Purchases of corn and/or sorghum are formalized through an agreement denominated "Forward buy-sell agreement", which has the following characteristics:

•	Transaction date
•	Number of agreed-upon tons
•	Harvest, state and agricultural cycle from which the harvest originates
•	Price of product per ton, plus quality award or penalty

Agricultural agreements that result in firm commitments are linked to two corn and/or sorghum agricultural cycles, and in contracting purchases, both contracting cycles and dates are itemized as follows:

•	Fall-winter Cycle - The registration window period is at the discretion of the Agency of Services for Distribution and Development of Agricultural Markets (ASERCA, for its Spanish acronym), which is usually between December and March, while the fall-winter cycle harvest period takes place during May, June and July. However, corn and/or sorghum harvest could lengthen up to one month or several months, depending on the weather conditions, such as drought and frost.

•	Spring-summer Cycle - The registration window period is at the discretion of ASERCA; the spring-summer cycle usually takes place during the July and August and the harvest depends on each state of the country and is highly variable.

As of December 31, 2017, the Company participates in the ASERCA program as buyer of the corn and / or sorghum crops, for which the Company must prove that a risk management instrument is maintained against market price fluctuations. Based on the foregoing, the Company entered into “put” options with maturities in March 2018, July, September and December 2017, with companies listed on the Chicago Mercantile Exchange. During 2017, there is no gain or loss from the valuation of these instruments.

As of December 31, 2016 and 2015, the Company has economic hedging positions comprised of corn long “puts” with ASERCA, maturing in March 2017, July, September and December 2017 and 2016. The gain on valuation of these instruments is $3,189 and $5,601, in 2016 and 2015, respectively, recorded within cost of sales.

As of December 31, 2017, there is no subsidy by ASERCA for the purchase of hedging "puts" to the consumer; however, the Company participates in the "Agriculture by Contract" program with ASERCA, where contracts for the purchase of "put" options are registered with companies listed on the Chicago market exchange and the benefit of this program is the recovery of the breach of Call hedge purchased, in turn, by the producer with ASERCA. Accordingly, as of December 31, 2017, no benefits have been realized under this scheme.

As of December 31, 2016, and 2015 the Company maintains a contractual agreement with ASERCA in which the Company will pay 80% of the option premium and ASERCA will pay the remaining 20%. In case the option is In the Money (Strike>Forward), the Company will recover the 80% portion paid and an additional 10% which is equivalent to 50% of the portion paid by ASERCA. Due to its nature and in accordance with IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, the portion paid by ASERCA must be recognized as income over the term of the instrument in order to match it against the costs it is intended to offset, on a systematic basis. The effect of such benefit as of December 31, 2016 and 2015 is $67,080 (3,250 thousand dollars) and $57,051 (3,315 thousand dollars), respectively.

With respect to the risk in commodities that are not designated in a formal hedging relationship and to which the Company is exposed, sensitivity tests on corn and sorghum futures agreements are performed, considering different (bullish and bearish) scenarios. The results of these sensitivity analyses are presented in paragraph g) of this note.

ii. Chicken price risk

The Company is exposed to financial risks mainly related to changes in the price of chicken. The Company presently does not anticipate that the price of chicken decreased to a level that represents a risk to the Company in the future; therefore, as of December 31, 2017, 2016 and 2015, it has not entered into any derivative financial instrument or other agreement for managing the risk related to a decrease in chicken price.

The Company reviews chicken prices frequently in order to evaluate the need of having a financial instrument to manage the risk.

iii. Exchange risk

The Company is exposed to the effects of exchange rate volatility, mainly in relation to Mexican pesos/dollars exchange rates on the Company's assets and liabilities, including: investments in securities and derivative financial instruments hedging commodities, which are denominated in a currency other than the Company's functional currency. In this regard, the Company has implemented a sensitivity analysis to measure the effects that currency risk may have over the assets and liabilities described.

The Company protects itself from exchange rate risk through economic hedging with derivative financial instruments, which cover a percentage of its estimated exposure to exchange rate volatility in relation to projected sale and purchase transactions. All instruments entered into as economic hedges of foreign exchange risk have maturities of less than one year from the contract date.

As of December 31, 2017, 2016 and 2015, the Company entered into derivative financial instrument positions as economic hedges to cover exchange rate risks.

iv. Foreign currency position

The Company has financial instrument assets and liabilities denominated in foreign currency on which there is an exposure to currency risk.

Below is the foreign currency position that the Company has as of December 31, 2017, 2016 and 2015.

	December 31,
	2017		2016		2015
	Dollars	Mexican Pesos	Dollars	Mexican Pesos	Dollars	Mexican Pesos
Assets
Cash and cash equivalents	$325,493	6,399,186	126,395	2,608,800	66,929	1,151,844
Investment in securities at fair value through profit or loss	29,212	574,312	27,863	575,085	28,549	491,325
Accounts receivable	1,915	37,640	2,488	51,350	245	4,210
Total assets	356,619	7,011,138	156,746	3,235,235	95,722	1,647,379

Liabilities
Trade accounts payable	(154,858)	(3,044,515)	(103,854)	(2,143,547)	(141,819)	(2,440,708)
Financial debt	(140,000)	(2,752,400)	(70,000)	(1,444,800)	(85,000)	(1,462,850)
Total Liabilities	(294,858)	(5,796,915)	(173,854)	(3,588,347)	(226,819)	(3,903,558)
Net asset position	61,761	1,214,223	-	-	-	-
Net liability position	$-	-	(17,108)	(353,112)	(131,097)	(2,256,179)

The Company carries out a sensitivity analysis related to the potential effects of changes in exchange rates on its financial information. These results are shown in paragraph g) of this note. These analyses represent the scenarios that management considers reasonably possible of occurring.

The following is a detail of exchange rates effective during the fiscal year:

				Spot exchange rate at
	Average exchange rate			December 31,
	2017	2016	2015	2017	2016	2015
Dollars	$18.91	18.68	15.87	19.66	20.64	17.21

The exchange rate at the date of issuance of the consolidated financial statements is $18.19.

v. Interest rate risk

The Company is exposed to fluctuations in rates for certain financial instruments, such as investments, bank loans and debt securities. This risk is managed taking into account market conditions and the criteria of its Risk Committee and Board of Directors.

Interest rate fluctuations impacted mainly bank loans by changing either their fair value (fixed rate debt) or the future cash flows (variable rate debt). Management does not have a formal policy to determine how much of the Company's exposure should be at fixed or variable rate. However, at the time of obtaining new loans, management uses its judgment considering technical analyses and market forecasts to decide whether fixed or variable rate instruments would be more favorable during the periods of such instruments.

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

The table below summarizes the presents the fair value of the financial instruments that are recognized at amortized cost, together with the carrying amount included in the consolidated statement of financial position:

Liabilities recorded at amortized cost	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	2017		2016		2015
Financial debt	$5,249,024	5,255,932	4,047,937	4,062,999	4,127,010	4,141,473

f)	Fair value hierarchy

The fair value of financial assets and liabilities is determined as follows:

•	The fair value of the financial assets and liabilities that have standard terms and conditions and are traded in active liquid markets, which are determined by reference to quoted market prices (market approach), therefore, these instruments are considered Level 1 hierarchy according to the classification of fair value hierarchy described in note 2 b).

•	The fair value of derivative financial instruments of the Company (Commodities) is determined based on the futures prices of the Chicago Stock Exchange, so these instruments are considered Level 2 hierarchy.

The following table summarizes financial instruments carried at fair value:

	Level 1	Level 2	Level 3	Total
As of December 31, 2017
Investment in securities at fair value through profit or loss	$969,309	158,532	-	1,127,841
Derivative financial instruments	-	(6,821)	-	(6,821)
	$969,309	151,711	-	1,121,020

	Level 1	Level 2	Level 3	Total
As of December 31, 2016
Investment in securities at fair value through profit or loss	$970,292	-	-	970,292
Derivative financial instruments	-	8,308	-	8,308
	$970,292	8,308	-	978,600

	Level 1	Level 2	Level 3	Total
As of December 31, 2015
Investment in securities at fair value through profit or loss	$1,242,614	-	-	1,242,614
Interest rate derivative financial instruments	-	195	-	195
Derivative financial instruments	-	1,244	-	1,244
	$1,242,614	1,439	-	1,244,053

Information regarding the hierarchy of fair value measurements related to financial liabilities that are not carried at fair value, but for which disclosures are required, is summarized below:

	Level 1	Level 2	Level 3	Total
As of December 31, 2017
Financial debt - bank institutions	$-	(3,749,024)	-	(3,749,024)
Financial debt – debt securities	(1,506,908)	-	-	(1,506,908)
	$(1,506,908)	(3,749,024)	-	(5,255,932)

	Level 1	Level 2	Level 3	Total
As of December 31, 2016
Financial debt - bank institutions	$-	(2,550,469)	-	(2,550,469)
Financial debt – debt securities	(1,512,530)	-	-	(1,512,530)
	$(1,512,530)	(2,550,469)	-	(4,062,999)

	Level 1	Level 2	Level 3	Total
As of December 31, 2015
Financial debt - bank institutions	$-	(2,626,327)		(2,626,327)
Financial debt – debt securities	(1,515,146)	-	-	(1,515,146)
	$(1,515,146)	(2,626,327)	-	(4,141,473)

g)	Quantitative sensitivity measurements

The following are sensitivity analyses for the most significant risks to which the Company is exposed as of December 31, 2017, 2016 and 2015. These analyses represent the scenarios that management believes are reasonably possible of occurring in future periods and were performed in accordance with the policies of Risk Committee.

i. Derivative Financial Instruments related to exchange rate and commodities risks

As of December 31, 2017, the Company has taken positions on derivative financial instruments to hedge exchange rate risks and commodities.

A 15% increase in the Mexican peso with respect to the U.S. dollar as of the end of 2017, 2016 and 2015 would have resulted in a valuation gain of $25,971, $41,235 and $0 on the fair value of the Company’s exchange rate derivative financial instruments position. On the other hand, a decrease of 15% in the aforementioned rate would have resulted in an additional valuation loss during the respective periods of $43,493, $47,639 and $10,575.

The following table shows the Company’s sensitivity to an increase and decrease of 15% for 2017, 2016 and 2015 in the “bushell” price of corn and short ton price of soybeans.

	Effect of Increase			Effect of Decrease
	2017	2016	2015	2017	2016	2015
Loss (profit) for the year	$(16,094)	(9,085)	(44,589)	$21,229	8,785	56,753

ii. Interest rate risk

As described in Note 18, the Company has financial debt denominated in pesos and dollars, which bear interest at variable rates based on TIIE and LIBOR, respectively.

The following table shows the Company’s sensitivity to an increase and decrease of 50 basis points for 2017, 2016 and 2015, in the variable rates to which the Company is exposed.

	Effect of Increase			Effect of Decrease
	2017	2016	2015	2017	2016	2015
Loss (profit) for the year	$43,485	15,385	17,375	$(43,485)	(15,385)	(17,375)

iii. Exchange risk

As of December 31, 2017, the Company's net monetary liability position in foreign currency was $1,214,223.

The following table shows the Company’s sensitivity of an increase and decrease of 10% for 2017, 2016 and 2015, in exchange rate, which would have an effect in the result from foreign currency position.

	Effect of Increase			Effect of Decrease
	2017	2016	2015	2017	2016	2015
Loss (profit) for the year	$(121,422)	35,311	225,618	$121,422	(35,311)	(225,618)

(9)	Accounts receivable, net

As of December 31, 2017, 2016 and 2015, accounts receivable are as follows:

	December 31,
	2017	2016	2015
Trade receivables	$2,673,705	2,482,077	1,867,104
Allowance for doubtful accounts	(96,900)	(97,400)	(81,641)
Other receivables	22,403	140,265	76,787
Government grant	-	-	40
Income tax receivable	57,186	115,428	143,517
Recoverable value-added tax and other recoverable taxes	970,484	988,774	527,620
	$3,626,878	3,629,144	2,533,427

Past-due but not impaired portfolio

Below is a classification of trade accounts receivable according to their aging as of the reporting date, which has not been subject to impairment:

	December 31,
	2017	2016	2015
Past due 0 to 60 days	200,413	164,458	129,315
Past due by more than 60 days	6,190	3,395	3,443
	$206,603	167,853	132,758

The Company believes that non-impaired amounts that are past-due by more than 60 days can still be collected, based on the historical behavior of payments and analysis of credit ratings of customers.

Reconciliation of movements in allowance for doubtful accounts

	2017	2016	2015
Balance as of January 1	$(97,400)	(81,641)	(76,793)
Increase in allowance	(14,800)	(18,405)	(17,179)
Amounts written off	15,287	2,818	12,454
Currency translation effect	13	(172)	(123)
Balance as of December 31,	$(96,900)	(97,400)	(81,641)

As of December 31, 2017, 2016 and 2015 the Company has receivables in legal proceedings (receivables for which legal counsel is seeking recoverability) of $141,636, $130,290 and $103,057, respectively.

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

(10)	Inventories

As of December 31, 2017, 2016 and 2015, inventories are as follows:

	December 31,
	2017	2016	2015
Raw materials and by-products	$1,861,092	1,515,824	1,155,841
Medicine, materials and spare parts	820,417	808,492	772,226
Balanced feed	296,538	275,845	241,473
Processed chicken	1,561,912	1,154,207	1,112,068
Commercial eggs	46,185	37,242	38,683
Processed beef	58,563	36,599	38,533
Processed turkey	64,918	122,722	34,251
Other processed products	17,708	19,757	11,194
Total	$4,727,333	3,970,688	3,404,269

Inventory consumption for the years ended December 31, 2017, 2016 and 2015 was $37,567,550, $34,018,493 and $28,877,468, respectively.

(11)	Biological assets

For the years ended December 31, 2017, 2016 and 2015, biological assets are as follows:

	Current biological assets	Non-current biological assets	Total
Balance as at January 1, 2017	$1,961,191	1,668,543	3,629,734
Increase due to purchases	291,361	599,273	890,634
Sales	-	(87,230)	(87,230)
Net increase due to births	277,621	2,112,110	2,389,731
Production cost	30,892,045	1,532,189	32,424,234
Depreciation	-	(2,058,461)	(2,058,461)
Transfers to inventories	(31,435,017)	(2,112,110)	(33,547,127)
Other	(45,008)	(36,811)	(81,819)
Balance as at December 31, 2017	$1,942,193	1,617,503	3,559,696

	Current biological assets	Non-current biological assets	Total
Balance as at January 1, 2016	$1,651,794	1,434,131	3,085,925
Increase due to purchases	237,525	604,527	842,052
Sales	-	(109,776)	(109,776)
Net increase due to births	240,085	2,034,670	2,274,755
Production cost	29,620,380	1,515,440	31,135,820
Depreciation	-	(1,903,086)	(1,903,086)
Transfers to inventories	(29,886,985)	(2,034,670)	(31,921,655)
Other	98,392	127,307	225,699
Balance as at December 31, 2016	$1,961,191	1,668,543	3,629,734

	Current biological assets	Non-current biological assets	Total
Balance as at January 1, 2015	$1,501,428	1,109,233	2,610,661
Increase due to purchases	337,632	603,081	940,713
Sales	-	3,032	3,032
Net increase due to births	225,000	1,422,535	1,647,535
Production cost	26,283,885	1,120,359	27,404,244
Depreciation	-	(1,475,470)	(1,475,470)
Transfers to inventories	(26,746,796)	(1,422,535)	(28,169,331)
Other	50,645	73,896	124,541
Balance as at December 31, 2015	$1,651,794	1,434,131	3,085,925

The “Other” category includes the change in fair value of biological assets that resulted in an increase of $22,598 in 2017, decrease of $18,276 in 2016, and increase of $13,020 in 2015.

The Company is exposed to different risks relating to its biological assets:

•	Future excesses in the offer of poultry products and a decline in the demand growth of the chicken industry may negatively affect the Company’s results.

•	Increases in raw material prices and price volatility may negatively affect the Company’s margins and results.

•	In addition, in the case of the Company’s operations in the United States of America, the cost of corn and grain may be affected by an increase in the demand for ethanol, which may reduce the market’s available corn inventory.

•	Operations in Mexico and the United States of America are based on animal breeding and meat processing, which are subject to sanitary risks and natural disasters.

•	Hurricanes and other adverse climate conditions may result in additional inventory losses and damage to the Company’s facilities and equipment.

(12)	Prepaid expenses and other current assets

As of December 31, 2017, 2016 and 2015, prepaid expenses and other current assets are as follows:

	December 31,
	2017	2016	2015
Advances to suppliers of inventories	$234,458	929,815	1,224,454
Prepaid expenses of services	235,652	217,244	130,086
Prepaid expenses of insurance and bonds	88,533	185,678	82,238
Other current assets	80,028	171,208	151,030
Total	$638,671	1,503,945	1,587,808

(13)	Assets held for sale

As of December 31, 2017, 2016 and 2015, assets held for sale are as follows:

	December 31,
	2017	2016	2015
Buildings	$18,920	21,551	24,430
Land	27,765	32,338	32,779
Other	2,838	2,839	2,839
Total	$49,523	56,728	60,048

The Company recognized gains (losses) on sales of these assets of $2,437, $0 and $(24) during 2017, 2016 and 2015, respectively.

(14)	Property, plant and equipment

As of December 31, 2017, 2016 and 2015, property, plant and equipment are comprised as follows:

Cost	Balance as at January 1, 2017	Additions	Disposals	Currency translation effect	Balance as at December 31, 2017
Land	$1,210,052	156,000	(8,851)	(3,558)	1,353,643
Buildings and construction	10,603,293	896,020	(3,200)	(55,829)	11,440,284
Machinery and equipment	12,035,769	2,158,477	(106,310)	(66,055)	14,021,881
Transportation equipment	1,611,153	269,462	(105,982)	(1,480)	1,773,153
Computer equipment	118,759	13,210	(3,173)	(2,805)	125,991
Furniture	174,183	19,515	(23,505)	(441)	169,752
Leasehold improvements	5,186	-	(2,525)	-	2,661
Construction in progress	1,459,682	694	(33,419)	8,190	1,435,147
Total	$27,218,077	3,513,378	(286,965)	(121,978)	30,322,512

Accumulated depreciation	Balance as at January 1 2017	Depreciation for the year	Disposals	Currency translation effect	Balance as at December 31, 2017
Buildings and construction	$(5,131,723)	(202,513)	2,074	8,848	(5,323,314)
Machinery and equipment	(6,064,744)	(735,461)	69,960	23,421	(6,706,824)
Transportation equipment	(741,253)	(111,073)	80,177	743	(771,406)
Computer equipment	(70,293)	(15,069)	3,160	698	(81,504)
Furniture	(128,959)	(11,672)	20,779	429	(119,423)
Total	$(12,136,972)	(1,075,788)	176,150	34,139	(13,002,471)

Cost	Balance as at January 1, 2016	Additions	Disposals	Currency translation effect	Balance as at December 31, 2016
Land	$1,160,809	40,398	(6,257)	15,102	1,210,052
Buildings and construction	10,017,180	423,357	(69,520)	232,276	10,603,293
Machinery and equipment	10,706,221	1,408,298	(355,957)	277,207	12,035,769
Transportation equipment	1,286,212	433,746	(114,222)	5,417	1,611,153
Computer equipment	85,842	29,702	(2,134)	5,349	118,759
Furniture	155,995	20,548	(5,183)	2,823	174,183
Leasehold improvements	8,742	-	(3,556)	-	5,186
Construction in progress	1,268,545	103,695	-	87,442	1,459,682
Total	$24,689,546	2,459,744	(556,829)	625,616	27,218,077

Accumulated depreciation	Balance as at January 1 2016	Depreciation for the year	Disposals	Currency translation effect	Balance as at December 31, 2016
Buildings and construction	$(4,942,844)	(192,810)	38,726	(34,795)	(5,131,723)
Machinery and equipment	(5,627,281)	(630,370)	297,180	(104,273)	(6,064,744)
Transportation equipment	(751,539)	(81,783)	94,872	(2,803)	(741,253)
Computer equipment	(60,198)	(10,544)	2,918	(2,469)	(70,293)
Furniture	(119,553)	(10,241)	2,038	(1,203)	(128,959)
Total	$(11,501,415)	(925,748)	435,734	(145,543)	(12,136,972)

Cost	Balance as at January 1, 2015	Additions	Disposals	Currency translation effect	Balance as at December 31, 2015
Land	$1,094,182	57,901	(661)	9,387	1,160,809
Buildings and construction	9,669,990	204,254	(17,191)	160,127	10,017,180
Machinery and equipment	9,816,722	991,378	(262,222)	160,343	10,706,221
Transportation equipment	1,171,030	247,232	(135,257)	3,207	1,286,212
Computer equipment	67,780	22,081	(6,163)	2,144	85,842
Furniture	153,015	6,372	(5,351)	1,959	155,995
Leasehold improvements	21,442	-	(12,700)	-	8,742
Construction in progress	991,866	295,291	(18,612)	-	1,268,545
Total	$22,986,027	1,824,509	(458,157)	337,167	24,689,546

Accumulated depreciation	Balance as at January 1 2015	Depreciation for the year	Disposals	Currency translation effect	Balance as at December 31, 2015
Buildings and construction	$(4,754,662)	(179,402)	9,199	(17,979)	(4,942,844)
Machinery and equipment	(5,210,886)	(512,786)	150,685	(54,294)	(5,627,281)
Transportation equipment	(795,625)	(59,655)	107,333	(3,592)	(751,539)
Computer equipment	(56,462)	(7,946)	6,411	(2,201)	(60,198)
Furniture	(113,638)	(9,481)	4,210	(644)	(119,553)
Total	$(10,931,273)	(769,270)	277,838	(78,710)	(11,501,415)

	December 31,
Carrying amounts, net	2017	2016	2015
Land	$1,353,643	1,210,052	1,160,809
Buildings and construction	6,116,970	5,471,570	5,074,336
Machinery and equipment	7,315,057	5,971,025	5,078,940
Transportation equipment	1,001,747	869,900	534,673
Computer equipment	44,487	48,466	25,644
Furniture	50,329	45,224	36,442
Leasehold improvements	2,661	5,186	8,742
Construction in progress	1,435,147	1,459,682	1,268,545
Total	$17,320,041	15,081,105	13,188,131

Additions of property, plant and equipment in 2017 include assets acquired through business combinations of $1,132,871 that consist of the following:

Land	$133,347
Buildings and construction	500,608
Machinery and equipment	491,101
Transportation equipment	2,137
Furniture	5,679
Total	$1,132,871

Additions of property, plant and equipment in 2015 include assets acquired through business combinations of $11,581 that consist of machinery and equipment of $126, furniture of $16 and transportation equipment of $11,439.

Depreciation expense during the years ended December 31, 2017, 2016 and 2015 was $1,075,788, $925,748 and $769,270, respectively, which were charged to cost of sales and operating expenses.

(15)	Goodwill

	2017	2016	2015
Balances at beginning of the year	$484,877	454,295	349,764
Business combinations (Note 4)	1,042,163	-	123,933
Goodwill impairment loss	-	-	(38,619)
Foreign currency effects	104,054	30,582	19,217
Balances at end of year	$1,631,094	484,877	454,295

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

The assumptions and balances of each cash-generating unit are as follows:

2017
Cash-generating unit	Final balance of the year	Projection period (years)	Annual discount rate (%)	Annual growth rate (%)
Bachoco - Istmo and Peninsula regions	$212,833	5	12.52%	3.00%
Campi	88,015	5	12.52%	3.00%
Ok Farms - Morris Hatchery, Inc. Arkansas	65,200	5	6.14%	0.00%
Ok Farms - Morris Hatchery Inc. Georgia	110,091	5	6.14%	0.00%
Ok Foods- Albertville Quality Foods, Inc.	1,154,955	5	6.14%	0.00%
	$1,631,094

2016
Cash-generating unit	Final balance of the year	Projection period (years)	Annual discount rate (%)	Annual growth rate (%)
Bachoco - Istmo and Peninsula regions	$212,833	5	12.91%	2.70%
Campi	88,015	5	12.91%	2.10%
Ok Farms - Morris Hatchery, Inc. Arkansas	68,449	5	8.62%	0.00%
Ok Farms- Morris Hatchery Inc. Georgia	115,580	5	8.62%	0.00%
	$484,877

2015
Cash-generating unit	Final balance of the year	Projection period (years)	Annual discount rate (%)	Annual growth rate (%)
Bachoco - Istmo and Peninsula regions	$212,833	5	9.67%	2.70%
Campi	88,015	5	9.67%	2.10%
Ok Farms - Morris Hatchery, Inc. Arkansas	57,075	5	9.32%	0.00%
Ok Farms- Morris Hatchery Inc. Georgia	96,372	5	9.32%	0.00%
	$454,295

(16)	Intangible assets

The balances as of December 31, 2017 for $1,040,042 are mainly comprised of brands and customer relationships and derived from the purchase transaction of the Acquired Co. I (note 4). Customer relationships are generally amortized over 15 years based on the pattern of revenue expected to be generated from the use of the asset.

Intangible assets consist of the following:

	2017	2016	2015
Amortizable intangible assets
Customer relationships	$1,028,747	-	-
Accumulated amortization	(34,876)	-	-
Total net amortizable intangible assets	993,871	-	-
Trade names not subject to amortization	46,171
Total intangible assets	$1,040,042	-	-

(17)	Other non-current assets

Other non-current assets consist of the following:

	December 31,
	2017	2016	2015
Advances for purchase of property, plant and equipment	$331,691	552,417	277,277
Investments in life insurance (note 3 (l))	64,629	65,509	52,572
Security deposits	16,796	15,132	13,574
Other long-term receivable	162,337	161,690	128,169
Intangible assets in process	11,506	12,200	73,125
Other	56,047	58,506	49,189
Total non-current assets	$643,006	865,454	593,906

(18)	Financial debt

a)	Short-term financial debt is as follows:

	December 31,
	2017	2016	2015
Loan in the amount of 70,000 thousand dollars, maturing in June 2017, at LIBOR (3) rate plus 0.44 percentage points.	$1,376,200	-	-
Loan in the amount of 70,000 thousand dollars, maturing in July 2017, at LIBOR (3) rate plus 0.425 percentage points.	1,376,200	-	-
Denominated in pesos, maturing in January 2018, at TIIE (1) FIRA (2) rate plus 0.60 percentage points	100,000	-	-
Loan in the amount of 70,000 thousand dollars, maturing in June 2017, at LIBOR (3) rate plus 0.50 percentage points.	-	1,444,800	-
Loan of 85,000 thousand dollars, maturing in June 2016, at LIBOR (3) rate plus 0.48 percentage points	-	-	1,462,850
Denominated in pesos, maturing in January 2016, at TIIE (1) FIRA (2) rate plus 0.85 percentage points	-	-	160,000
Total short-term debt	$2,852,400	1,444,800	1,622,850

The annual weighted average interest rate of short-term loans denominated in pesos for 2017 was 8.06% during 2016, no short-term debt denominated in pesos was contracted, and 2015 such rate was 3.13%. The average interest rate for loans outstanding as of December 31, 2017 and 2015 was 8.06% and 4.17%, respectively.

The annual weighted average interest rate of short-term loans denominated in dollars for the years 2017, 2016 and 2015 was 1.22%, 1.04% and 1.05%, respectively. The average interest rate for loans outstanding as of December 31, 2017, 2016 and 2015 was 1.57%, 1.05% and 0.83%, respectively.

(1)	TIIE (for its acronym in Spanish) = Interbank Equilibrium Rate
(2)	FIRA (for its acronym in Spanish) = Agriculture Trust Funds
(3)	LIBOR= London Interbank Offered Rate

b)	Long-term debt consists of the following:

	December 31,
	2017		2016	2015
Denominated in pesos, maturing in September 2017, at TIIE (1) rates plus 0.63 percentage points.	$		98,000	100,000
Denominated in pesos, maturing in 2017 and 2018, at TIIE (1) FIRA (2) rates less 0.25 percentage points.		553,651	603,739	603,871
Denominated in pesos, maturing in 2018, at TIIE (1) FIRA (2) rates less 0.60 percentage points.		289,000	293,400	297,800
Denominated in pesos, maturing in 2019, at TIIE (1) FIRA (2) rates plus 0.25 percentage points.		53,973	53,978	-
Denominated in pesos, maturing in 2019, at TIIE (1) FIRA (2) rates plus 0.50 percentage points.			54,000	-
Denominated in pesos, maturing in 2015 and 2016, at TIIE (1) plus 1.00 percentage points.			-	2,489
Debt securities (subsection (d))		-	1,500,000	1,500,000
Debt securities (subsection (d))		1,500,000	-	-
Total		2,396,624	2,603,137	2,504,160
Less current maturities		(842,651)	(1,652,725)	(9,033)
Long-term debt, excluding current maturities		$1,553,973	950,412	2,495,127

The annual weighted average interest rate on long-term debt for 2017, 2016 and 2015 was 7.72%, 4.04% and 3.07%, respectively. The average rate for outstanding loans as of December 31, 2017, 2016 and 2015 was 7.48%, 5.63% and 3.56%, respectively.

(1) TIIE (for its acronym in Spanish) = Interbank Equilibrium Rate

(2) FIRA (for its acronym in Spanish) = Trust Established in Relation to Agriculture

During 2017 the Company made early payments on its long-term debt of $53,900; during 2016 and 2015, the Company did not make early payments on its long-term debt.

As of December 31, 2017, 2016 and 2015, total unused lines of credit totaled $7,031,813, $5,551,263 and $6,156,229, respectively. In all such years, the Company did not pay any fee for undrawn balances.

c)	Maturities of long-term debt, excluding current maturities, as of December 31, 2017, are as follows:

Year	Amount
2019	53,973
2022	1,500,000
1,553,973

Interest expense on total loans during the years ended December 31, 2017, 2016 and 2015, amounted to $188,597, $129,769 and $93,964, respectively.

Certain bank loans establish certain affirmative and negative covenants, as well as the requirement to maintain certain financial ratios, which have been met as of December 31, 2017, among which are:

a)	Provide financial information at the request of the bank.

b)	Not to contract liabilities with financial cost or grant loans that may affect payment obligations.

c)	Notify the bank regarding the existence of legal issues that could substantially affect the financial situation of the Company.

d)	Not to perform substantial changes to the nature of the business, or the administrative structure.

e)	Not to merge, consolidate, separate, settle or dissolve except for those mergers in which the Company or surety are the merging company and do not constitute a change in control of the entities of the group to which the Company or the surety belong at the date of the agreement.

d)	Issuance of debt securities

On August 28, 2012, the Company was authorized to issue debt securities in the total amount of the program of $5,000,000 or the equivalent in UDIS (1), on a revolving basis, for a term of five years from the date of the authorization letter from the Mexican Banking and Securities Commission. The initial issuance dated August 31, 2012 was for $1,500,000 pesos with ticker symbol: "BACHOCO 12" for a term of 1,820 days, equivalent to 65 periods of 28 days, approximately five years, with 15,000,000 debt securities and a par value of $100 pesos per certificate.

On August 25, 2017, the debt securities issued with ticker "BACHOCO 12" expired, and were paid according to the contractual terms of the issuance.

On August 25, 2017, a second issuance of debt securities was carried out for a total amount of $1,500,000 with ticker symbol: “BACHOCO 17” for a term of 1,820 days, equivalent to 65 periods of 28 days, approximately five years, with 15,000,000 debt securities and a par value of $100 pesos per certificate.

From the date of issuance, and while the debt securities have not been paid, they will accrue annual gross interest on their face amount, at an annual interest rate, which is calculated by adding 0.31 percentage points at the 28-day TIIE, and in the event the 28-day TIIE is not published, at the nearest term published by the Bank of Mexico. The debt issue that expired in 2017 accrued a gross interest on its nominal value, at an annual interest rate, which was calculated by adding 0.60 percentage points to the 28-day TIIE.

The amortization of the debt securities is carried out at the expiration of the contractual term of each issuance. Direct costs arising from debt issuance or contract are deferred and amortized as part of financial expense using the effective interest rate through the expiration of each transaction. Such costs include commissions and professional fees.

(1)	UDIS = Investment units

Derived from the issuance of the Debt securities, the Company is subject to certain requirements, affirmative and negative covenants, with which they comply as of December 31, 2017.

e)	Reconciliation of liabilities arising from financing activities

Balance as of January 1, 2017	$4,047,937
Changes that represent cash flows
Proceeds from borrowings	5,378,915
Principal payment on loans	(4,246,100)
Changes that do not represent cash flows
Others	68,272
Balance as of December 31, 2017	$5,249,024

(19)	Trade accounts and other accounts payable

	December 31,
	2017	2016	2015
Trade payables	$3,684,220	3,646,410	3,800,407
Sundry creditors and expenses payable	479,223	448,679	288,582
Provisions	103,474	105,434	202,303
Statutory employee profit sharing	42,940	42,134	31,730
Retained payroll taxes and other local taxes	241,739	214,558	197,806
Direct employee benefits	171,784	76,721	72,898
Interest payable	16,904	11,160	3,306
Others	82	81	71
	$4,740,366	4,545,177	4,597,103

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

Bachoco USA, LLC. is involved in claims with the United States of America Department of Labor and the Unites State Immigration and Customs Enforcement, and various other matters related to its business, including workers’ payment claims and environmental issues. As of December 31, 2017, 2016 and 2015, the Company has recorded provisions of $39,320 (2,000 thousand dollars), $41,280 (2,000 thousand dollars) and $51,630 (3,000 thousand dollars) for estimated probable payments.

(20)	Transactions and balances with related parties

(a)	Transactions with management

Compensation

The following table shows the compensation paid to the directors and executives for services provided in their respective positions for the years ended December 31, 2017, 2016 and 2015:

	December 31,
	2017	2016	2015
Compensation	$56,201	53,531	42,295

(b)	Transactions with other related parties

Below is a summary of the Company’s transactions and balances with other related parties, which are comprised of affiliates that are under common control:

i. Revenues

	Transaction value			Balance as of
	December 31,			December 31,
	2017	2016	2015	2017	2016	2015
Sales of products to:
Vimifos, S.A. de C.V.	$47,344	41,715	32,827	$326	4,261	5,447
Frescopack, S.A. de C.V.	10	66	-		32	-
Autos y Accesorios, S.A. de C.V.	-	-	419	-	-	-
Taxis Aéreos del Noroeste, S.A. de C.V.	1,013	1,927	135	-	144,562	189,075
	$48,367	43,708	33,381	$326	148,855	194,522

The balance of Taxis Aéreos del Noroeste, S.A. de C.V. as of December 31, 2016 and 2015 for $144,562 and $189,075 corresponds to a loan that bears interest and is due in the short term.

ii. Expenses and balances payable to related parties

	Transaction value			Balance as of
	December 31,			December 31,
	2017	2016	2015	2017	2016	2015
Purchases of food, raw materials and packing supplies
Vimifos, S.A. de C.V.	$392,226	554,282	477,920	$12,830	126,396	91,982
Frescopack, S.A. de C.V.	179,357	137,752	181,802	29,537	35,931	37,827
Pulmex 2000, S.A. de C.V.	26,700	41,122	42,263	8,138	7,528	16,181
Qualyplast, S.A. de C.V.	95	193	237	-	64	158
Purchases of vehicles, tires and spare parts
Maquinaria Agrícola, S.A. de C.V.	$793	34,446	41,947	64	1,898	4,074
Llantas y Accesorios, S.A. de C.V.	35,225	29,457	29,269	4,207	3,449	2,732
Autos y Accesorios, S.A. de C.V.	24,645	40,575	29,510	57	1,985	3,364
Autos y Tractores de Culiacán, S.A. de C.V.	14,037	39,504	54,853	79	5,298	3,100
Camiones y Tractocamiones de Sonora, S.A. de C.V.	85,448	153,802	69,779	172	6,137	5,815
Agencia MX-5, S.A de C.V.	15	25	1	4	2	-
Alfonso R. Bours, S.A. de C.V.	428	394	526	95	94	93
Cajeme Motors S.A. de C.V.	29	7,974	6,632	1	710	2
Airplane leasing expenses
Taxis Aéreos del Noroeste, S.A. de C.V.	$7,854	7,739	7,874	68	474	300
				$55,252	189,966	165,628

As of December 31, 2017, 2016 and 2015, balances payable to related parties correspond to current accounts denominated in pesos that bear no interest and are payable on a short-term basis.

(21)	Income Tax

Under the tax legislation in Mexico and the United States of America in effect through December 31, 2017, entities are subject to pay Income Tax (ISR, by its Spanish acronym).

a)	ISR

The Company and each of its subsidiaries file separate income tax returns (including its foreign subsidiary, which files income tax returns in the United States of America, based on its fiscal year ending in April of every year). For the years ended December 31, 2017, 2016 and 2015, the applicable rate under the general tax regime in Mexico is 30%; this rate will be applicable in future years as well. The applicable rate for the Company’s US subsidiary is 38.79% (includes state and federal taxes). On December 22, 2017, the United States government enacted new tax legislation referred to as the Tax Cuts and Jobs Act (the Act). The Act significantly changes U.S. tax law with the most significant change being the reduction of the federal income tax rate for corporations from 35% to 21%, effective beginning January 1, 2018.

As of December 31, 2017, 2016 and 2015, BSACV, the Company’s primary operating subsidiary is subject to the agriculture, cattle-raising, forestry and fishing regime of the ISR law, which is applicable to entities exclusively dedicated to such activities. The ISR Law establishes that such activities are exclusive when no more than 10% of an entity’s total revenues are generated from something other than those activities or from industrialized products.

b)	Tax charged to profit and loss

For the years ended December 31, 2017, 2016 and 2015, the income tax (benefit) expense included in profit and loss is as follows:

	December 31
	2017	2016	2015
Operation in Mexico:
Current ISR	1,512,721	1,215,171	1,291,536
Deferred ISR	(157,646)	264,086	146,595
	1,355,075	1,479,257	1,438,131
Foreign operation:
Current ISR	198,813	45,358	196,954
Deferred ISR	(469,444)	118,818	45,475
Total ISR expense	$1,084,444	1,643,433	1,680,560

Total income tax expense

The income tax expense attributable to income before income taxes differed from the amount computed by applying the ISR rate of 30% in 2017, 2016 and 2015 due to the items listed below:

	December 31,
	2017		2016		2015
	ISR	Percentage	ISR	Percentage	ISR	Percentage

Expected expense	$1,811,667	30%	$1,678,379	30%	$1,650,025	30%
Increase (decrease) resulting from:
Net effects of inflation	(329,516)	(5%)	(144,611)	(2%)	(87,322)	(2%)
(Non-taxable income) Non-deductible expenses	88,330	1%	14,550	0%	(4,882)	(0%)
Effect of rate difference of foreign subsidiary	702	0%	21,979	0%	57,103	1%
Effect from non-deductible employee benefits	83,953	1%	71,868	1%	74,173	1%
Effect of change of income tax rate in the United States of America	(443,104)	(7%)	-	-	-	-
Cancellation of loss by acquisition	(129,036)	(2%)
Other	1,448	0%	1,268	0%	(8,537)	0%
Income tax expense	$1,084,444	18%	$1,643,433	29%	$1,680,560	30%

c)	Deferred income tax

The Company and each one of its subsidiaries determine the deferred taxes that are reflected at a consolidated level on stand-alone basis. BSACV, the main operating subsidiary of the Company, is subject to tax payment under the agriculture, cattle-raising, forestry and fishing regime, in which the tax base for ISR is determined on collected revenues minus paid deductions.

The tax effects of temporary differences, tax losses and tax credits that give rise to significant portions of deferred tax assets and liabilities as at December 31, 2017, 2016 and 2015 are detailed below:

	December 31,
	2017	2016	2015
Deferred tax assets
Accounts payable	$16,404	831	764
Employee benefits	45,519	42,221	32,572
PTU payable	12,917	12,700	9,516
Accounts receivable	-	-	404
Tax loss carryforwards	-	2,760	10,236
Property, plant and equipment	-	-	490
Other provisions	7,025	1,754	239
Total deferred tax assets	81,865	60,266	54,221

Deferred tax liabilities
Property, plant and equipment	59	82	-
Prepaid expenses	1,136	52	94
Total deferred tax liabilities	1,195	134	94
Net deferred tax assets	80,670	60,132	54,127

	December 31,
	2017	2016	2015
Deferred tax assets
Accounts payable	$1,170,771	964,676	1,093,145
Tax loss carryforwards	22,013	676	1,081
Goodwill	7,562	19,846	22,326
Other provisions	54,020	24,049	6,606
Derivative financial instruments	-	-	859
Total deferred tax assets	1,254,366	1,009,247	1,124,017

Deferred tax liabilities
Inventories	1,601,498	1,612,890	1,400,793
Accounts receivable	421,191	438,146	382,585
Property, plant and equipment	2,428,358	2,566,002	2,356,509
Prepaid expenses	392,800	302,958	353,166
Derivative financial instruments	253,898	1,826	-
Total deferred tax liabilities	5,097,745	4,921,822	4,493,053
Net deferred tax liability	$3,843,379	3,912,575	3,369,036

d)	Unrecognized deferred tax assets

Deferred tax assets that have not been recognized in the Company’s consolidated financial statements are as follows:

	December 31,
	2017	2016	2015
Recoverable tax on assets	-	-	1,774
Total	$-	-	1,774

e)	Unrecognized deferred tax liabilities

Deferred taxes related to investments in subsidiaries have not been recognized as the Company is able to control the moment of the reversal of the temporary difference, and the reversal is not expected to take place in the foreseeable future. Deferred income tax on investments in subsidiaries not recognized as of December 31, 2017 and 2016 amounts to $2,587,954 and $1,962,545, respectively. The Company's policy has been to distribute accounting profits when the respective taxes have been paid and in the case of foreign profits, such tax may be duly credited in Mexico.

f)	Movement in temporary differences during the fiscal year

	January 1, 2017	Recognized in profit and loss	Acquired or/ Recognized directly in equity	December 31, 2017
Accounts payable	$(965,507)	(223,640)	1,972	(1,187,175)
Employee benefits	(42,221)	1,915	(5,213)	(45,519)
PTU payable	(12,700)	(217)	-	(12,917)
Tax loss carryforwards	(3,436)	(18,577)	-	(22,013)
Other provisions	(25,803)	(35,577)	335	(61,045)
Goodwill	(19,846)	10,895	1,389	(7,562)
Intangible assets	-	-	253,898	253,898
Inventories	1,612,890	(82,523)	71,131	1,601,498
Accounts receivable	438,146	(16,955)	-	421,191
Property, plant and equipment	2,566,084	(351,511)	213,844	2,428,417
Prepaid expenses	303,010	90,926	-	393,936
Derivative financial instruments	1,826	(1,826)	-	-
Net deferred tax liability	$3,852,443	(627,090)	537,356	3,762,709

	January 1, 2016	Recognized in profit and loss	Acquired or/ Recognized directly in equity	December 31, 2016
Accounts payable	$(1,093,909)	134,658	(6,256)	(965,507)
Employee benefits	(32,572)	(14,115)	4,466	(42,221)
PTU payable	(9,516)	(3,184)	-	(12,700)
Tax loss carryforwards	(11,317)	7,881	-	(3,436)
Other provisions	(6,846)	(18,200)	(757)	(25,803)
Goodwill	(22,326)	6,272	(3,792)	(19,846)
Inventories	1,400,793	167,441	44,656	1,612,890
Accounts receivable	382,182	55,964	-	438,146
Property, plant and equipment	2,356,019	93,752	116,313	2,566,084
Prepaid expenses	353,260	(50,250)	-	303,010
Derivative financial instruments	(859)	2,685	-	1,826
Net deferred tax liability	$3,314,909	382,904	154,630	3,852,443

	January 1, 2015	Recognized in profit and loss	Acquired or/ Recognized directly in equity	December 31, 2015
Accounts payable	$(1,125,260)	35,489	(4,138)	(1,093,909)
Employee benefits	(21,515)	(3,274)	(7,783)	(32,572)
PTU payable	(6,800)	(2,716)	-	(9,516)
Tax loss carryforwards	(25,455)	14,389	(251)	(11,317)
Other provisions	(16,101)	9,379	(124)	(6,846)
Goodwill	-	(20,588)	(1,738)	(22,326)
Inventories	1,188,259	187,852	24,682	1,400,793
Accounts receivable	410,870	(28,688)	-	382,182
Property, plant and equipment	2,365,620	(88,973)	79,372	2,356,019
Prepaid expenses	257,329	95,931	-	353,260
Derivative financial instruments	5,872	(6,731)	-	(859)
Net deferred tax liability	$3,032,819	192,070	90,020	3,314,909

g)	Tax on assets and tax loss carryforwards

As at December 31, 2017, tax loss carryforwards expire as shown below. Amounts are indexed for inflation as permitted by Mexican income tax law:

	Amount as of December 31, 2017
Year	Tax loss carryforwards	Year of expiration / maturity
2017	$73,538	2027

(22)	Employee benefits

a)	Employee benefits in Mexico

Defined contribution plans

The Company has a defined contribution plan which receives contributions from both the employees and the Company. Employees can make contributions from 1% to 5% of their wage and from 2016, the Company is obligated to make contributions as follows: i) 20% of employee contributions for employees with 1 - 4.99 years of service, ii) 40% of employee contributions for employees with 5 – 9.99 years of service, and iii) 100% matching contributions for employees with 10 or more years of service or when the employee reaches 40 years of age, regardless of the years of service. During 2015 the Company has a defined contribution plan which receives contributions from both the employees and the Company. Employees can make contributions from 1% to 5% of their wage and the Company is obligated to make contributions as follows: i) from the first to the fifth year of service of 1% of the wage, ii) from the sixth year of services of the employee the contribution of the Company is increased by 1% until it reaches 5%, and iii) for the subsequent years the Company contribution will be the same as the employee’s.

When an employee retires from the Company he/she has the right to receive the contribution he/she has made to the plan, and i) if the employee retires between the first and the 4.99 year of services (4 year of services during 2015), he/she does not have the right to receive the contribution made by the Company, ii) if he/she retires on the fifth year of services he/she has the right to receive 50% of the contributions made by the Company and, for each additional service year, the employee has the right to receive an additional 10% of the contributions made by the Company. The expenses for paid contributions to defined contribution plans, other than those mandated by Mexican law, were $0, $1,597 and $1,481, in 2017, 2016 and 2015, respectively.

The Company makes payments equivalent to 2% of the integrated wage of its workers to the defined contribution plan for the retirement saving fund system established by Mexican law. The expense for this concept was $56,063, $50,047 and $46,670, in 2017, 2016 and 2015, respectively.

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

The Company recognizes constructive obligations from past practices. Such constructive obligations are associated with service time the employee has worked for the Company. The payment of this benefit is disbursed in a single installment at the time the employee voluntarily stops working for the Company.

The plans in Mexico expose the Company to actuarial risks such as interest rate risk, longevity risk and salary risk:

Interest risk	A decrease in the interest rate for the governmental bonds will increase the plan’s liability.

Longevity risk	The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability.

Salary risk	The present value of the defined benefit plan liability is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plan’s liability.

The projected net liability presented on the consolidated statements of financial position is as follows:

	December 31,
	2017	2016	2015
Present value of unfunded obligations	$252,965	195,019	160,218
Present value of funded obligations	259,245	267,535	286,881
Total present value of benefit obligations (PBO)	512,210	462,554	447,099
Plan assets at fair value	(259,245)	(267,535)	(286,881)
Projected liability, net	$252,965	195,019	160,218

i.	Composition and return of plan assets

	Actual return of the plan assets			Composition of the plan assets
	2017	2016	2015	2017	2016	2015
Fixed income securities	7.18%	7.16%	1.25%	61%	64%	60%
Variable income securities	12.78%	10.07%	4.87%	39%	36%	40%
Total				100%	100%	100%

ii. Movements in the present value of defined benefit obligations (PBO)

	2017	2016	2015
PBO as at January 1	$462,554	447,099	405,703
Benefits paid by the plan	(32,940)	(26,031)	(25,244)
Service cost	28,968	29,604	26,836
Interest cost	40,170	34,857	31,603
Actuarial (gains) losses recognized in other comprehensive income	13,458	(24,827)	8,201
Past service cost – plan amendments	-	1,852	-
PBO as at December 31	$512,210	462,554	447,099

iii. Movements in the fair value of plan assets

	2017	2016	2015
Plan assets at fair value as at January 1	$267,535	286,881	314,804
Transfer of assets to fund defined contribution benefit plan	(10,664)	(25,600)	(24,187)
Benefits paid by the plan	(17,049)	(9,457)	(10,894)
Expected return on plan assets	23,342	25,650	24,901
Actuarial losses in other comprehensive income	(3,919)	(9,939)	(17,743)
Fair value of plan assets as at December 31	$259,245	267,535	286,881

iv. Expense recognized in profit and loss

	2017	2016	2015
Current service cost	$28,968	29,604	26,836
Interest cost, net	16,828	9,207	6,702
	$45,796	38,811	33,538

v. Actuarial gains and (losses)

	2017	2016	2015
Amount accumulated as at January, 1	$(123,240)	(138,128)	(112,184)
Recognized during the year	(17,377)	14,888	(25,944)
Amount accumulated as at December, 31	$(140,617)	(123,240)	(138,128)

vi. Actuarial assumptions

Primary actuarial assumptions at the consolidated financial statements date (expressed as weighted averages) are as follows.

	2017	2016	2015
Discount rate as at December, 31	9.25%	9.00%	8.00%
Rate for future salary increases	4.50%	4.50%	4.50%
Social security wage increase rate	3.50%	3.50%	3.50%

The assumptions related to mortality are based on statistics and experiences over the Mexican population. The average expected life of an individual that retires at 65 years of age is 17.13 years for men and 10.92 years for women (Experience Chart of Demographic Mortality for Active EMSSA 1997).

vii. Historical information

	December 31,
	2017	2016	2015
Present value of defined benefit obligation	$512,210	462,554	447,099
Plan assets at fair value	(259,245)	(267,535)	(286,881)
Plan deficit	$252,965	195,019	160,218
Experience adjustments arising from plan liabilities	$13,458	(24,827)	8,201
Experience adjustments arising from plan assets	$(3,919)	(9,939)	(17,743)

viii. Sensitivity analysis of the defined benefits obligations as of December 31, 2017, 2016 and 2015

2017	Pension plan	Seniority premium	Constructive obligation	Total PBO
Discount rate 9.25%	(343,485)	(99,735)	(68,990)	(512,210)
Rate increase (+ 1%)	(314,460)	(94,308)	(65,113)	(473,881)
Rate decrease (- 1%)	(377,114)	(105,810)	(73,338)	(556,262)

2016	Pension plan	Seniority premium	Constructive obligation	Total PBO
Discount rate 9.00%	(308,885)	(93,877)	(59,792)	(462,554)
Rate increase (+ 1%)	(280,316)	(88,657)	(56,237)	(425,210)
Rate decrease (- 1%)	(312,017)	(99,733)	(63,796)	(475,546)

2015	Pension plan	Seniority premium	Constructive obligation	Total PBO
Discount rate 8.00%	(293,443)	(93,037)	(60,619)	(447,099)
Rate increase (+ 1%)	(248,925)	(87,540)	(56,784)	(393,249)
Rate decrease (- 1%)	(338,238)	(99,240)	(64,961)	(502,439)

ix. Expected cash flows

Total
2018-2028	$522,581

x. Future contributions to the defined benefits plan

The Company does not expect to make contributions to the defined benefit plans in the following financial year.

b)	Foreign employee benefits

Defined contribution plans

Bachoco USA, LLC. (foreign subsidiary) has a defined contribution retirement 401(k) plan, covering all employees who meet certain eligibility requirements. The Company contributes to the plan at the rate of 50% of employee’s contributions up to a maximum of 2% of the individual employee’s contribution. The cumulative contribution expense for this plan was $11,497, $10,909 and $8,014 for the year ended December 31, 2017, 2016 and 2015, respectively.

Equity-based compensation

Bachoco USA, LLC. has a deferred payment agreement with certain key employees. Amounts payable under this plan are vested after 10 years from the date of the agreement. The benefit value of each unit is equal to the increase in the initial book value from the date of the agreement to the conclusion of the vesting period. Under the agreement, 26,000, 26,000 and 38,000 units were outstanding as of December 31, 2017, 2016 and 2015, respectively, all of which were fully vested. The total liability under this plan totaled $3,378, $3,337 and $4,195 as at December 31, 2017, 2016 and 2015, respectively. No expense was recognized for this plan for the year ended December 31, 2017, 2016, and 2015.

c)	PTU

Industrias Bachoco, S.A.B de C.V. and BSACV has no employees. Each of the subsidiaries of the Company that has employees in Mexico is required under Mexican laws to pay employees, in addition to their payment and benefits, statutory employee profit sharing in an aggregate amount equal to 10% of each subsidiary’s taxable income. The accrued liability as of December 31, 2017, 2016 and 2015 is shown in note 19, Trade payable and other accounts payable.

(23)	Costs and expenses by nature

	2017	2016	2015
Cost of sales	$47,502,959	42,635,071	36,847,508
General, selling and administrative expenses	5,423,379	4,847,858	4,323,374
Total costs and expenses	$52,926,338	47,482,929	41,170,882

Inventory consumption	$37,567,550	34,018,493	28,877,468
Wages and salaries	6,605,584	5,971,382	5,127,750
Freight	4,176,508	3,712,349	3,394,780
Maintenance	1,471,392	1,292,763	1,166,326
Other utility expenses	1,334,339	1,005,570	1,020,610
Depreciation	1,075,788	925,748	769,270
Leases	416,437	403,116	359,749
Other	278,740	153,508	454,929
Total	$52,926,338	47,482,929	41,170,882

(24)	Operating leases

Company as lessee

The Company has entered into operating leases for certain offices, production facilities, and automotive and computer equipment. Some leases contain renewal options. These agreements have terms between one and five years.

	2017	2016	2015
Lease expenses	$416,437	403,116	359,749

The amount of annual rentals payable, arising from lease agreements for the following five years is as follows:

2018	$184,253
2019	140,420
2020	120,365
2021	103,316
2022	120,031

(25)	Stockholders’ equity and reserves

a)	Capital risk management

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

During 2017, 2016 and 2015 these ratios were below the thresholds established by the Company’s Risk Committee.

b)	Common stock and premiums

As of December 31, 2017, 2016 and 2015, the Company’s capital stock is represented by 600,000,000 Series “B” registered shares with a par value of $1 peso per share.

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

Based on the information provided to the Company, as of December 31, 2017, stockholders with 1% or more interest in the Company, in addition to the family trusts, are as follows:

	Shares	Position
Renaissance Technologies LLC	6,562,800	1.09%

c)	Other comprehensive income items

i. Foreign currency translation reserve

This concept is related to the translation of the Company’s U.S. operations from their functional currency (U.S. dollar) to the reporting currency, the Mexican peso.

ii. Actuarial remeasurements

Actuarial remeasurements are recognized as other components of comprehensive income and are related to variations in actuarial assumptions that generate actuarial gains or losses as well as adjust the actual yields from plan assets from the net interest cost calculated over the net defined benefits liability balance. Actuarial remeasurements are presented net of income tax within other comprehensive income in the consolidated statement of changes in stockholders’ equity, the amount of these actuarial remeasurements net of taxes as of December 31, 2017 and 2016 amounts to $98,938 and $86,774, which includes a deferred tax effect of $41,679 and $36,466.

d)	Reserve for repurchase of shares

In 1998, the Company approved a stock repurchase plan in conformity with the Mexican Securities Trading Act and created a reserve for that purpose of $180,000 charged to retained earnings in such year.

On April 26, 2017, pursuant to a resolution at the General Ordinary Stockholders’ Meeting, an amount of $494,940 was approved to be used in the reserve for acquisition own shares.

The following table shows the movements of the reserve for acquisition of shares during the years ended December 31, 2017, 2016 and 2015:

	2017	2016	2015
Balance as at January 1	-	10,000	-
(+) Total shares purchased	20,000	100,157	677,013
(-) Total shares sold	-	(110,157)	(667,013)
Balance as at December 31	20,000	-	10,000

The net amount of repurchase and treasury share sale transactions gave rise to loss of ($1,800) during 2017, and gave rise to additional paid in capital of $368 and $14,376 during the years ended December 31, 2016 and 2015, respectively, recognized within equity.

As at December 31, 2017, the Company has 20,000 treasury shares.

e)	Dividends

During the years ended December 31, 2017, 2016 and 2015, the Company has declared and paid the following dividends:

On April 26, 2017, the Company declared a payment of dividends in cash at nominal value of $780,000 or $1.30 pesos per outstanding share. The payment was made in two equal installments, in May 11 and July 6, 2017.

On April 27, 2016, the Company declared a payment of dividends in cash at nominal value of $780,000 or $1.30 pesos per outstanding share, from which there is a reduction of $40 for the dividend corresponding to repurchased shares. The payment was made in two equal installments, in May 12 and July 7, 2016.

On April 22, 2015, the Company declared a payment of dividends in cash at nominal value of $900,000 or $1.50 pesos per outstanding share, from which there is a reduction of $838 for the dividend corresponding to repurchased shares. The payment was made in two equal installments, in May 14 and July 9, 2015.

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

The Company obtains most of its revenue and net income from BSACV. For fiscal years 2017, 2016 and 2015, net income of BSACV, accounted for 63%, 65% and 67%, respectively, of consolidated net income. Dividends for which BSACV pays ISR will be credited to the Company’s CUFIN account, and accordingly, any future liabilities arising from ISR will be incurred when such amounts are distributed as dividends to the stockholders.

f)	Tax balances of stockholders’ equity

CUFIN	Balance as 2013	Balance from2014	Total
IBSA individual	$7,445,747	5,890,995	13,336,742
IBSA Consolidated	8,273,539	10,719,930	18,993,469

The restated amount as of December 31, 2017 on tax bases of the contributions made by stockholders (CUCA), totaling $2,834,872, may be refunded to them tax-free, to the extent that such amount is the same or higher than equity.

(26)	Earnings per share

The basic and diluted earnings per share for the years ended December 31, 2017, 2016 and 2015 are $8.25, $6.58 and $6.36, respectively. The calculation of earnings per share was based on income attributable to ordinary stockholders of $4,948,242, $3,946,634 and $3,812,840 for the years ended December 31, 2017, 2016 and 2015, respectively.

The average weighted number of common outstanding in 2017, 2016 and 2015 was 599,997,696, 599,979,844 and 599,631,383 shares, respectively.

The Company has no ordinary shares with potential dilutive effects.

(27)	Commitments

•	Bachoco USA, LLC has self-insurance programs for health care costs and workers’ payments. The subsidiary is liable for health care claims up to $6,881 (350 thousand dollars) each year per plan participant and workers’ payments claims up to $19,660 (1,000 thousand dollars) per event. Self-insurance costs are recorded based on the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. The provision for this concept is recorded in the accompanying consolidated statement of financial position within current liabilities amounting to $98,221 (4,996 thousand dollars), $75,873 (3,676 thousand dollars) and $69,718 (4,051 thousand dollars) as at December 31, 2017, 2016 and 2015, respectively. Likewise, the consolidated statement of comprehensive income includes expenses relating to self-insurance plans of $221,644, (11,721 thousand dollars), $120,729 (6,463 thousand dollars) and $108,360 (6,828 thousand dollars) for the years ended December 31, 2017, 2016 and 2015, respectively. The Company is required to maintain letters of credit on behalf of the subsidiary of $57,014, (2,900 thousand dollars) during 2017 and $70,176 and $58,514 (3,400 thousand dollars) as at December 31, 2016 and 2015, respectively, to secure self-insured workers' payments.

•	The Company has entered into grain supply agreements with third parties as part of the regular course of its operations.

•	The Company has entered into certain contracts with suppliers under which advanced payments are rendered in order to assure the supply of materials and services.

(28)	Contingencies

a)	Insurance

The Company has established a risk management program under a best practices methodology that assures the main risks of the business with the objective of reducing losses due to relevant claims. At the end of 2016 the Company set up a captive reinsurance company to complement its risk management strategy. Notwithstanding the foregoing, since all the exposures are not covered, there is a risk that the loss or destruction of certain assets may have a significant adverse effect on the Company’s operations and financial situation.

b)	Lawsuits

The Company is involved in a number of lawsuits and claims arising from the regular course of business. In the opinion of the Company’s management, they are not expected to have significant effects on the Company’s financial position, operating results and future consolidated statements of cash flows.

c)	Tax contingencies

In accordance with tax laws, Mexican authorities are empowered to review transactions carried out during the five years prior to the most recent ISR return filed. For the operations in the United States of America, the authorities of that country are empowered to review transactions carried out during the three years prior to the due date of the most recent annual tax return. The Company has not identified factors that may indicate the existence of a contingency.

(29)	Financial income and costs

	2017	2016	2015
Interest income	$848,148	637,977	482,442
Income from interest in accounts receivable	8,961	8,357	7,492
Foreign exchange gain, net	230,532	297,463	95,447
Effects of valuation of derivative financial instruments	-	25,377	8,464
Financial income	1,087,641	969,174	593,845

Effects of valuation of derivative financial instruments	(84,094)	-	-
Interest expense and financial expenses on financial debt	(188,597)	(129,769)	(93,964)
Commissions and other financial expenses	(67,400)	(42,385)	(53,328)
Financial costs	(340,091)	(172,154)	(147,292)
Financial income, net	$747,550	797,020	446,553

(30)	Other income (expenses)

	2017	2016	2015
Other income
Sale of scrap of biological assets, raw materials, by-products and other	$896,840	1,076,902	636,386
Bargain purchase gain of domestic business acquisition (note 4b)	87,496	-	-
Total other income	984,336	1,076,902	636,386
Other expenses
Cost of disposal of biological assets, raw materials, by-products and other	(731,110)	(704,152)	(507,196)
Other	(85,584)	(112,548)	(133,830)
Total other expenses	(816,694)	(816,700)	(641,026)
Total other income (expenses), net	$167,642	260,202	(4,640)

