Form 20-F
period 2018-12-31
Industrias Bachoco S.A.B. de C.V.
filed 2019-04-29
CIK 1044896

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Yes  ☒   No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Yes ☐ No ☐

2

Index of Exhibits	88

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

We are incorporated under the laws of the United Mexican States (“Mexico”), but we have operations in both Mexico and the U.S. Our principal executive offices are located in Mexico at Avenida Tecnólogico 401, Ciudad Industrial, zip code 38010, Celaya, State of Guanajuato, Mexico, and our main telephone number is +52 (461) 618 3500 or +52 (461) 618 3555.

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

This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of $19.67 to USD1.00 (one U.S. dollar), the exchange rate on December 31, 2018, according to the Banco de México (the “Mexican Central Bank”).

Accounting Practices

In January 2009, the Comisión Nacional Bancaria y de Valores (Mexican Banking and Securities Commission or “CNBV”) published certain amendments to the Rules for Public Companies and other participants in the Mexican Securities Market that require public companies to report financial information in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective as of January 1, 2012. Following these amendments, on January 1, 2012, we adopted IFRS, meeting the CNBV requirements.

Our Audited Consolidated Financial Statements included elsewhere in this Annual Report have been prepared in accordance with IFRS, as issued by the IASB.

The rules and regulations of the Securities and Exchange Commission (the “SEC”), do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as published by the IASB) to reconcile such financial statements to generally accepted accounting principles in the United States of America (“U.S. GAAP”). As such, while Bachoco has in the past reconciled its consolidated financial statements prepared in accordance with Mexican Financial Reporting Standards (MFRS) to U.S. GAAP, those reconciliations are no longer presented in Bachoco’s filings with the SEC.

Other References

Bachoco’s production volume is measured in “tons”, which term refers to metric tons of 1,000 kilograms, equal to 2,204.6 pounds.; the term “billion” refers to one thousand million (1,000,000,000).

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

Market Data

This Annual Report contains certain statistical information regarding the Mexican chicken, egg and balanced feed (or “feed”) markets. We have obtained this information from a variety of sources, including but not limited to; Unión Nacional de Avicultores (the National Poultry Association or “UNA”), the Consejo Nacional de Fabricantes de Alimentos Balanceados y de la Nutrición Animal, A.C. (or “CONAFAB”), the U.S. Department of Agriculture (or “USDA”), and the Mexican Central Bank, among others.

Other sources of statistical information used by the Company include Consejo Mexicano de Porcicultura (the Mexican Pork Council or “CMP”), Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación (Ministry of Agriculture, Livestock, Rural Development, Fishing and Food or “SAGARPA”), among others.

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

Examples of such forward-looking statements include, but are not limited to: (i) projections of revenues, income (or loss), earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios; (ii) statements of our plans, objectives or goals or those of our management, including those relating to new contracts; (iii) statements about future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties, and a number of unexpected changes could cause actual results to deviate from our plans, objectives, expectations, estimates and intentions. We recognize that the accuracy of our predictions and our ability to follow through on our intentions depend on factors beyond our control. The potential risks are many and varied, but include unexpected changes in: economic, weather and political conditions, raw material prices, competitive conditions, and demand for chicken, eggs, turkey, balanced feed, beef and swine.

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

STATEMENT OF PROFIT OR LOSS DATA

In millions, for the year ended December 31,	2018	2018	2017	2016	2015	2014
	USD	$	$	$	$	$
Net revenues	3,103.8	61,052.1	58,050.0	52,020.3	46,229.0	41,779.1
Cost of sales	2,614.3	51,422.4	47,503.0	42,635.1	36,847.5	32,495.0
Gross profit	489.6	9,629.7	10,547.1	9,385.2	9,381.5	9,284.1
General, selling and administrative expenses	306.3	6,024.4	5,423.4	4,847.9	4,323.4	3,781.3
Other income (expenses), net	5.2	102.7	167.6	260.2	(4.6)	(160.9)
Operating income	188.5	3,708.0	5,291.3	4,797.6	5,053.5	5,341.9
Net finance income	41.1	808.6	747.6	797.0	446.6	246.9
Income tax	58.7	1,155.0	1,084.4	1,643.4	1,680.6	1,656.1
Profit attributable to controlling interest	170.3	3,350.0	4,948.2	3,946.6	3,812.8	3,926.9
Profit attributable to non-controlling interest	0.6	11.6	6.2	4.5	6.7	5.7
Profit for the year	170.9	3,361.6	4,954.4	3,951.2	3,819.5	3,932.7
Basic and diluted earnings per share(1)	0.28	5.58	8.25	6.58	6.36	6.55
Basic and diluted earnings per ADR(2)	3.41	67.00	98.97	78.90	76.30	78.66
Dividends per share(3)	0.072	1.420	1.300	1.300	1.500	0.000
Weighted average shares outstanding(4)	599,981	599,981	599,998	599,980	599,631	599,955

(1)	Calculated based on the weighted average number of basic and diluted shares. No potentially dilutive shares exist in any of the years presented, for which reason, basic and diluted earnings per share are the same.
(2)	Each ADR represents twelve shares.
(3)	Dividends per share have been computed by dividing the total amount of dividends paid by the weighted average shares outstanding.
(4)	In thousands of shares.

STATEMENT OF FINANCIAL POSITION DATA

In millions as of December 31,	2018	2018	2017	2016	2015	2014
	USD	$	$	$	$	$
Total assets	2,687.6	52,865.6	50,557.4	45,090.5	40,446.6	34,843.1
Cash and cash equivalents	910.1	17,901.8	16,112.3	14,681.2	14,046.3	11,036.1
Total liabilities	747.3	14,699.9	14,879.5	13,374.3	12,667.2	10,481.1
Short-term debt(1)	177.6	3,492.8	3,695.1	3,097.5	1,631.9	798.0
Long-term debt	78.5	1,544.8	1,554.0	950.4	2,495.1	1,652.5
Total stockholders’ equity	1,940.3	38,165.7	35,677.9	31,716.2	27,779.4	24,362.1
Capital stock	59.7	1,174.4	1,174.4	1,174.4	1,174.4	1,174.4

(1)	Includes notes payable to banks and current installments of long term debt.

MARGINS

In percentage, for the years ended December 31,	2018	2017	2016	2015	2014
Gross margin	15.8%	18.2%	18.0%	20.3%	22.2%
Operating margin	6.1%	9.1%	9.2%	10.9%	12.8%
Net margin for the year	5.5%	8.5%	7.6%	8.4%	9.4%

Other Indicators

The tables set below present key indicators.

VOLUME SOLD BY OPERATING SEGMENT

In thousands of tons, as of December 31,	2018	2017	2016	2015	2014
Total sales volume:	2,234.8	2,201.4	2,122.8	2,034.3	1,841.4
Poultry	1,770.1	1,723.8	1,668.6	1,613.4	1,495.0
Others	464.7	477.6	454.2	420.9	346.4

Gross Domestic Product, Inflation Rate and CETES

The chart below includes Mexican gross domestic product (“GDP”) and inflation rate data from 2014 to 2018, and the average interest rates on 28-day Mexican treasury bills (“CETES”), as provided by the Mexican Central Bank.

Gross Domestic Product

Mexico has experienced economic growth in the last five years, but to varying degrees. In 2018, the Mexican GDP was 2.0%. In each of 2017 and 2016, Mexican GDP was 2.3%, in 2015 and 2014 it was 2.5% and 2.1% respectively.

Interest Rates

Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 7.6%, 6.7%, 4.2%, 2.9% and 2.7% for 2018, 2017, 2016, 2015 and 2014, respectively. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flow.

Inflation Rates

The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 4.83% in 2018, 6.77% in 2017, 3.36% in 2016, 2.13% in 2015, and 4.08% in 2014, according to the Mexican Central Bank. An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the United States.

GDP, INFLATION RATE AND CETES DATA

Year	GDP	Inflation Rate	CETES
2018	2.0%	4.83%	7.6%
2017	2.3%	6.77%	6.7%
2016	2.3%	3.36%	4.2%
2015	2.5%	2.13%	2.9%
2014	2.1%	4.08%	2.7%

On March 28, 2019, the 28-day CETES rate was 7.85%.

Exchange Rates

As of December 31, 2018, the exchange rate for the year end published by the Mexican Central Bank was $19.67 per one U.S. dollar. On March 29, 2019, the exchange rate for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York was $19.40 per one U.S. dollar.

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

Risks Related to Economic, Political and Regulatory Conditions

Bachoco’s core businesses are conducted in Mexico and in the United States and, therefore its performance depends on, among other factors, the economic conditions prevailing in those countries, and particularly in Mexico. The Company’s risk exposure related to economic conditions includes risks related to economic performance, exchange rates, interest rates, as well as other political, economic and social events that may negatively affect the Company’s performance and may result in lower demand for, and lower real pricing of, our products.

Additionally, the Mexican economy continues to be heavily influenced by the U.S. economy, therefore, deterioration in economic conditions in the U.S. economy may affect the Mexican economy. Prolonged periods of weak economic conditions in Mexico may have, and in the past have had, a negative effect on our Company and a material adverse effect on our results and financial condition.

Unfavorable economic conditions in Mexico or the United States, such as a recession or increases in interest and inflation rates, could have an adverse effect on our financial performance.

If the Mexican or U.S. economies experience a high inflation rate, recession or economic slowdown, consumers may not be able to purchase our products as usual, especially in Mexico, where these factors have a direct impact on the consumers. As a consequence, our earnings may be adversely affected.

High interest rates in Mexico or in the U.S. could adversely affect our costs and our earnings due to the impact those changes have on our variable-rate debt instruments. Alternatively, we may benefit from the interest we earn on our cash balance. Mexico historically has had, and may continue to have, high real and nominal interest rates.

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

Political events and regulatory changes in Mexico could affect Mexican economic conditions and negatively affect our operations.

The Company has operations in both Mexico and the U.S. However, it is incorporated under the laws of Mexico, where a greater percentage of its sales are made. Accordingly, we foresee an impact mainly from negative developments in the political, regulatory and economic conditions in Mexico.

In July 2018, Andrés Manuel López Obrador of the Movimiento Regeneracion Nacional was elected as President of Mexico. After taking office, there has been some uncertainty regarding his political decisions and their potential effect on the Mexican economy. While in the short term there has been some economic volatility, it is still unclear what the effects on the Mexican economy would be of President Obrador’s policies.

The direct correlation between economic conditions in Mexico and the U.S. has strengthened in recent years because of the North American Free Trade Agreement, (“NAFTA”) now United States – Mexico – Canada Agreement (“USMCA”). During 2017 the renegotiation process of NAFTA began between U.S., Canada and Mexico. The three countries reached an agreement in November 2018, but the USMCA still needs to be ratified by the congressional bodies in Mexico, the United States and Canada. As for the industry in which we compete, the trade agreement remained practically unchanged. Because the Mexican economy is heavily influenced by the U.S. economy, any potential re-negotiation, or non-ratification, of USMCA and/or other U.S. government policies that may be adopted by the U.S. administration (which may result in regulatory gridlock or on the contrary, it could result in a major regulatory change) could have a material adverse effect on the Mexican economy, which, in turn, could affect our business, financial condition and results of operations.

International trade policies may impact demand for our products and our competitive position.

Government policies on international trade and investment, such as sanctions, import quotas, capital controls or tariffs, whether adopted by individual governments, multinational organizations or addressed by regional trade blocs, may affect the demand for our products lines, impact the competitive position of our products or prevent us from being able to sell products in certain countries. The implementation of more protectionist trade policies, such as more detailed inspections, higher tariffs, or new barriers to entry, in countries where we sell products could negatively impact our business, results of operations and financial position. For example, trade disputes between the U.S. and Mexico could negatively affect demand for export products from both countries and directly or indirectly affect the markets in which we compete.

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

Additionally, the imposition of new taxes or changes in the existing tax laws or rates in Mexico or the U.S. could have an adverse impact on our operations and, as a result, negatively affect our financial results.

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

High prices or volatility in main raw materials could adversely affect our production costs and, therefore, our financial results.

Supply, demand and the prices we are able to charge for our products may fluctuate due to competition from other food producers and the economic performance in the countries we are present may adversely affect our operating and financial results.

Excess in chicken or eggs supply caused by increases in production from our competitors coupled with a weak demand for our products in the markets we operate in may result in a downturn in prices for these products, and as a result, our operating margins and financial results could be negatively affected.

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

Natural disasters could significantly damage our facilities. Our facilities in Mexico are susceptible mainly to earthquakes and hurricanes. Our facilities near Mexico’s coast are most vulnerable to the risk of severe weather. Our U.S. facilities are located in Georgia, Alabama, Arkansas and Oklahoma, a region vulnerable to being hit by tornadoes. Extensive damage to these facilities could affect our ability to conduct our regular production and, as a result, reduce our operation results.

Our growth through mergers, acquisitions or joint ventures may be impacted by challenges in integrating significant acquisitions.

We have made in the past, and may make in the future, certain acquisitions in order to continue our growth. Acquisitions involve risks, including, among others, the following: failure of acquired businesses to achieve expected results, inability to retain or hire key personnel of acquired businesses, inability to retain the same client and supplier base and inability to achieve expected synergies and/or economies of scale. If we are unable to successfully integrate or manage our acquired businesses, we may not realize anticipated cost savings and revenue growth, which may result in reduced profitability or losses.

Elimination of tariff barriers may adversely affect our performance.

U.S. producers may increase exports to Mexico because chicken, eggs and swine are free of import quotas to Mexico according to the USMCA. Poultry producers in the United States have developed low cost production methods and have been successful in exporting primarily frozen and value-added poultry to other countries, especially in periods of overcapacity in the United States, a condition that could have a material adverse effect on our performance in Mexico.

Regulations on animal health and environmental changes in Mexico could affect Mexican poultry industry conditions and, as a consequence, negatively affect the Company.

Our processes are subject to several animal health and environmental regulations that include animal raising, transportation, packaging, storage and distribution regulations. Drastic changes in any of these regulations could negatively affect our daily operations and ability to supply our products, as a consequence, affect our financial results. Changes in regulations may also require the implementation of new processes or equipment to comply with the new regulations, a condition that may negatively affect our liquidity, as our capital investments could increase.

Our inability to maintain good relationships with our work force and its labor union may affect our processes, and as a consequence, our financial results.

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

Under Mexican law, the protection afforded to minority stockholders is different from that in the United States. In particular, the law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions or stockholder derivative actions, and there are different procedural requirements for bringing stockholder lawsuits. As a result, in practice, it may be more difficult for the minority stockholders of Bachoco to enforce their rights against us or our directors or our controlling stockholders than it would be for stockholders of a U.S. company.

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

We are organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. As a result, it may be difficult for investors to affect service of process within the United States on such persons or to enforce judgments against them. This includes any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts of liabilities based solely on the U.S. federal securities laws.

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

The Company was legally formed in Mexico as Industrias Bachoco, S.A.B. de C.V., on April 17, 1980, in Obregón, State of Sonora, Mexico, and is frequently referred to as Bachoco.

We are incorporated under the laws of Mexico, but we have operations in both Mexico and the U.S. Our principal executive offices are located in Mexico at Avenida Tecnológico 401, Ciudad Industrial, zip code 38010, Celaya, State of Guanajuato, Mexico, and our telephone number is +52 (461) 618 3500.

Our investor relations department is located at the address above and can be reached by email at inversionistas@bachoco.net or by telephone at +52 (461) 618 3555.

The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be viewed on the SEC Internet site (http://www.sec.gov) and on our website (www.bachoco.com.mx). However, the content of our website is not incorporated by reference into this annual report.

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

In 1963, we started operations in the cities of Navojoa, Los Mochis and Culiacán, producing just table eggs. In 1971, we commenced the production of chicken in an operating facility that we opened in the city of Culiacán.

In 1974, we established a new complex in Celaya, Guanajuato, Mexico and in 1980 we legally incorporated as Industrias Bachoco, S.A.B. de C.V., in Obregón, State of Sonora, Mexico. As our products were increasingly widely accepted, we opened offices and distribution centers in Mexico City. In 1993, we moved our headquarters from Obregón to Celaya city, and opened a new complex in the city of Tecamachalco, in the Southeast of Mexico.

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

In 2007, through a business agreement with Grupo Libra and Grupo Agra we entered in a new business, the sales of turkey and beef value-added products, and increased our production capacity of table eggs. Both companies are located in the Northeast of Mexico.

In 2009, we made diverse business agreements with companies located at the Northeast of Mexico. Specifically, to improve capacity and efficiency in our Northeast production complex headquartered in Monterrey, we: (i) acquired the assets of a balanced feed mill and a soybean processing plant from Productora de Alimentos Pecuarios de Nuevo León; (ii) acquired the assets of a chicken processing plant from Avi Carnes Monterrey; (iii) entered into agreements to rent breeder farms and egg incubation plants from Reproductoras Asociadas, and one-day-old breeder capacity farms and egg incubation plants from Producción Avícola Especializada; and (iv) made arrangements with contract growers to acquire their inventories.

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

In 2017, the Company made two acquisitions: a) Proveedora La Perla S.A. de C.V. (hereinafter “La Perla”), a pet food plant located in central Mexico. This acquisition includes all the La Perla’s assets owned in the State of Queretaro, Mexico. These assets have the capacity to produce over 65,000 tons a year of dry pet food and comprise a facility for producing pet food treats and b) Albertville Quality Foods Inc. (hereafter “AQF”) a U.S. company located in the State of Alabama that produces and sells value-added further processed products. This acquisition comprises two value-added, further processing plants. We merged AQF with OK Foods, Inc. at the end of 2017, and thus it is not operating as a separate subsidiary.

Capital Expenditures

We finance most of our capital expenditures with resources generated by our operations.

The following is a summary of the capital expenditures incurred by the Company during the periods covered by this Annual Report with the amounts having been computed under IFRS.

In 2018, we made capital expenditures of $1,982.6, which were mainly allocated towards our organic growth plans, productivity and upgrading bottle necks in different parts of our process.

In 2017, we made capital expenditures of $3,513.4, which were mainly allocated towards our organic growth plans and the acquisitions made during the year as described above.

In 2016, we made capital expenditures of $2,459.7, which were mainly allocated towards our organic growth plans by investing in projects that will make our processes more efficient, alleviating bottlenecks, as well as in the replacement of part of our transportation fleet and of other equipment in all of our facilities.

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

General

Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and more than 80 distribution centers in Mexico, and one production complex in the United States.

We participate in the food industry in Mexico and in the U.S., mainly in the poultry industry.

We are the leader in the Mexican poultry industry, and one of the largest poultry producers globally. In 2011, we entered the U.S. chicken market through our acquisition of OK Foods.

In Mexico, our core business is poultry (chicken and egg products), but we also produce and sell a wide range of other products which we refer to as “others” which include, among others, the production and selling of balanced feed, pet food, live swine, beef and turkey value-added products, one day old breeders and chicks, as well as a laboratory that produces vaccines for the poultry industry as well as other similar industries.

Sales generated by these other product lines, except for balanced feed/pet food sales, each on an individual basis, do not represent more than 1.0% of our total sales.

In the United States, our sole product line is almost exclusively chicken products.

In the recent years, we have not experienced material changes in the development or production of our products.

Principal Markets

We operate mainly in Mexico and in the U.S. We estimate that we are the biggest producer of chicken products in Mexico. Based on our internal estimates, we currently account for approximately 35.0% of the Mexican chicken production market and are the second largest producer of eggs with an estimated market share of approximately 5.1%. We currently estimate that we have approximately 3.2% market share in the balanced feed products.

As noted previously, in the U.S. we produce and distribute chicken products only. Based on our internal estimates, we currently account for approximately 1.9% of the chicken production market.

The following table sets forth, for each of the periods indicated, our net revenues by main product lines as a percentage of total net revenues, as of December 31, 2018, 2017 and 2016:

NET REVENUES BY OPERATING SEGMENTS

In millions of pesos, for the year ended December 31,	2018		2017		2016
	$	%	$	%	$	%
Net Revenues	61,052.1	100	58,050.0	100	52,020.3	100
Poultry	55,308.1	90.6	52,479.4	90.4	46,852.5	90.0
Others	5,744.0	9.4	5,570.6	9.6	5,167.8	10.0

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

Mexico is among the ten main chicken producers worldwide, with an estimated production of 3,470.7 thousand tons of chicken meat in 2018, and a per capita consumption of 32.5 kilograms a year in 2018, a 0.8% increase from 32.2 kilograms a year in 2017.

Fresh chicken is the most popular meat consumed in Mexico. According to the UNA, more than 90% of chicken is sold fresh, and just a small percentage is sold frozen and with value added (marinated, breaded, partially cooked and fully cooked, among others). These products have found limited acceptance among Mexican consumers due to tradition and historical consumer preferences for fresh chicken.

We estimate that we are Mexico’s largest chicken producer with around 35.0% share of the chicken production market, and when combined with our largest vertically integrated competitor in Mexico, we account for approximately 60.0% of total Mexican poultry production.

According to the USDA, Mexico is a main destination for U.S. chicken exports. Chicken imports from the U.S. have increased from 204.1 thousand tons in 2008 (when restrictions for leg quarters imports were phased out in January 2008) to approximately 418.7 thousand tons in 2018.

In particular, in 2018 total chicken imports remained practically identical to total chicken imports in 2017.

Chicken products in Mexico are classified into six main categories: live, public market, rotisserie, supermarket broiler, chicken parts and value-added products. Bachoco operates in all these categories. For a better understanding of the chicken market in Mexico, following is a brief description of each category of chicken products:

-	Live chicken is sold live to small independent slaughtering operations or to wholesalers that contract with independent slaughtering operations for processing.

-	Public market chicken is a whole broiler presented either un-eviscerated or eviscerated, generally sold within 48 hours after slaughter. This product is sold to consumers without any packaging or brand identification.

-	Rotisserie chicken is a whole broiler presented eviscerated and ready to cook.

-	Supermarket chicken is a fresh whole broiler presented with the edible viscera packed separately.

-	Chicken cuts refers to cut-up fresh chicken parts sold wrapped in trays or in bulk principally to supermarket chains, the fast-food industry and other institutional food service providers.

-	Value-added products refer mainly to cut-up fresh chicken parts with value-added treatment like marinating, breading and individual quantity frozen.

While we operate in all six of these chicken categories, our product mix varies from region to region, reflecting different consumption and distribution patterns.

SALES AND VOLUME OF CHICKEN BY CATEGORY

In 2018	Industry /volume(1)	Bachoco /volume	Bachoco /sales
Live	n/a	40%	32%
Public market	n/a	11%	11%
Rotisserie	n/a	28%	29%
Supermarket	n/a	4%	5%
Chicken parts	n/a	12%	14%
Value-added products	n/a	5%	9%

In 2017	Industry /volume(2)	Bachoco /volume	Bachoco /sales
Live	37%	41%	32%
Public market	11%	11%	11%
Rotisserie	35%	24%	26%
Supermarket	5%	5%	5%
Chicken parts	9%	12%	14%
Value-added products	3%	8%	13%

In 2016	Industry /volume(2)	Bachoco /volume	Bachoco /sales
Live	37%	39%	32%
Public market	11%	13%	13%
Rotisserie	32%	23%	24%
Supermarket	5%	5%	5%
Chicken parts	10%	11%	13%
Value-added products	5%	9%	14%

(1)	Industry information for 2018 is not available as of the date of this report.

(2)	Source: UNA.

Overview of the Chicken Industry in the U.S.

According to the USDA and the UNA, chicken is the main protein consumed in the U.S., but unlike in Mexico, most of the chicken is sold by producers in cuts, and the cuts are mainly sold frozen and with value-added (more than 85%). This is due to a large increase in demand for the three main components of chicken: the breast, wing, and leg quarters.

The U.S. is the world’s largest producer of chicken. Its annual production is estimated at 19.3 million tons or 42.6 billion pounds in 2018. This represents a 2.2% increase over the 18.9 million tons produced in 2017, with per capita consumption among the highest worldwide, per annum, estimated at 41.8 kilograms (around 92.1 pounds).

The U.S. chicken industry is substantially consolidated and vertically integrated. Most producers of chicken use state-of-the-art technology in their processes. It is estimated that the main three chicken producers account for 48.1% of the total chicken production in the U.S.

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

Brazil and the U.S. are the main exporters of chickens worldwide, and their main destinations are Mexico, China, Russia and the Middle East, among other countries. We estimate that our market share is around 1.9% in the U.S.

Overview of the Egg Industry in Mexico

According to the UNA, Mexico has the largest per capita consumption of eggs (or “table eggs”) in the world.

There is an estimated per capita consumption of around 22.9 kilograms for 2018, a 1.0% increase when compared to 22.6 kilograms in 2017.

Mexico’s 2018 annual egg production is estimated at 2,802.7 million tons, an increase of 3.1% as compared to 2,718.5 million tons produced in 2017.

When compared to other protein sources, eggs are among the cheapest sources of protein in Mexico. The egg industry is more fragmented than the chicken industry.

Table eggs in Mexico are classified in three main categories: bulk, packaged and processed.

-	Bulk is distributed in large 360 egg cases.

-	Packaged is branded packages of mainly 12, 18, 24 or more eggs.

-	Processed is liquid or powdery eggs used mainly by the bakery industry.

Bachoco participates in the bulk and packaged categories of eggs but does not participate in the processed market.

We estimate that we are the second largest producer of table eggs in Mexico. In each of 2018 and 2017, we produced approximately 5.1% of the total eggs produced in Mexico measured in tons. We sell both brown and white eggs. We estimate that we are the largest producer of brown eggs in Mexico, and the largest marketer of packaged eggs with brand identification.

In 2018, 2017 and 2016, the volume sold in the table eggs category in the Mexican industry and by the Company was:

SALES AND VOLUME OF EGG BY CATEGORY

In 2018	Industry / volume(1)	Bachoco /volume	Bachoco /sales
Bulk	n/a	27%	27%
Packaged	n/a	73%	73%
Processed	n/a	0%	0%

In 2017	Industry / volume(2)	Bachoco /volume	Bachoco /sales
Bulk	79%	29%	25%
Packaged	14%	71%	75%
Processed	7%	0%	0%

In 2016	Industry / volume(2)	Bachoco /volume	Bachoco /sales
Bulk	80%	34%	28%
Packaged	14%	66%	72%
Processed	6%	0%	0%

(1)	Industry information for 2018 is not available as of the date of this report.
(2)	Source: UNA.

Overview of the Balanced Feed Market in Mexico

According to CONAFAB, Mexico is among the five biggest producers of balanced feed worldwide.

According to CONAFAB, it is estimated that 34,637 thousand tons of balanced feed were produced in Mexico in 2018, a 4.2% increase from 33,240 thousand tons of balanced feed produced in 2017.

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

In 2018, CONAFAB estimated that the production mix between commercial and integrated was about 38.1% and 61.9%, respectively. This mix has not changed much over the past several years.

The following table sets forth, for each of the periods indicated, our net volume sold of balanced feed:

BALANCED FEED VOLUME SOLD

Thousands of tons	Production	Bachoco’s Production	Estimated Market Share
2018(1)	13,203	429	3.2%
2017(1)	12,616	451	3.6%
2016(2)	12,438	429	3.4%

(1)	CONAFAB estimates
(2)	According to CONAFAB, balanced feed produced by commercial producers in Mexico.

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

As for our sales in the U.S., there is slightly less seasonality due to the mix of products offered in the market, but breast meat prices are typically higher in the second and third quarters and wings are more in demand in the first and fourth quarters.

Pricing for chicken and eggs products

Chicken and eggs are considered a commodity item. Changes to the supply or demand and changes in raw material prices can directly impact sale prices, and, as a result, affect the profitability of main producers. Another factor that impacts chicken pricing, mainly in U.S., is the international demand.

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

In Mexico, domestic crops are limited, therefore a large percentage of our raw materials are imported from the U.S. In 2018, in terms of volume, we bought approximately 16.3% of our total grain from the domestic market and the remaining 83.7% from the U.S.

Marketing Channels Used by the Company

Marketing and Distribution of Chicken Products in Mexico

We have developed an extensive distribution system to participate in all the existing distribution channels of chicken and eggs products. We consider our distribution system one of the Company’s strengths, where we have developed extensive expertise and knowledge of the business.

We participate and operate in all the following marketing channels:

-	Live Chicken. Unlike most other countries, Mexico has a large marketing channel of live chicken, which mainly operates in the central and southern regions of Mexico.

-	Wholesalers. Large percentages of our chicken sales operate via wholesalers. The main products marketed in this channel are live and public market chicken as well as rotisserie. We do not have exclusive supply agreements with our customers.

-	Institutional. We sell a large amount of product to institutional customers. We mainly sell chicken cuts and rotisserie chicken in the institutional channel. Success in supplying the institutional channel depends on consistency and good service, and only larger producers with more modern processing facilities and distribution capacity can compete in this market.

-	Supermarket. We sell cuts and value-added products as well as supermarket chicken types through supermarket channels or convenience stores. In this channel we emphasize our brand image as well as our superior service, reinforced by frequent delivery to ensure freshness, to build consumer’s loyalty.

-	Retail. A wide range of products are sold under this marketing channel that goes from the live chicken to value-added or public market and supermarket chicken type. The Company supplies several points of sale that directly sell these products to the customers.

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

Marketing and Distribution of Chicken Products in the U.S.

Our U.S. operations, which lie across the River Valley area in Arkansas and Oklahoma, Alabama and Georgia, produce mainly chicken products. Those plants mainly supply grocery retailers, food service distributors, national accounts and commodity customers throughout the U.S. The U.S. complex also services the foreign market and exports to several countries including various Asian countries and Mexico. Our distribution line through our plants is handled mainly through third parties.

Marketing and Distribution of Eggs Products in Mexico

Eggs are mostly sold packaged with brand identification. We sell white and brown eggs. Our branded carton of brown eggs is a premium product in the Mexican market because consumers perceive them to be of higher quality.

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

Marketing and Distribution of Balanced Feed in Mexico

Our production of balanced feed to third parties accounts for a wide range of products. We produce balanced feed products mainly in the poultry industry, but we also produce in other markets such as pet food, cattle, swine and fish, among other species.

We sell balanced feed products mainly to small livestock producers and through a network of small distributors located mainly in central and southern Mexico. Currently, we have six feed plants dedicated to producing balanced feed to third parties.

Patents, Licenses and Other Contracts

At the end of 2018, we owned a total of 768 industrial and intellectual intangible assets as described below:

a)	621 registered brands, from them, 428 are brands registered in Mexico and 92 outside of Mexico, we including, 101 commercial media communications brands.

b)	7 patents in Mexico.

c)	140 copyrights, from them 52 are software copyrights and 88 billboards copyrights.

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

Antitrust Regulations

In Mexico, the Ley Federal de Competencia Económica (“Mexican Economic Competition Law” or “LFCE”), regulates monopolies and monopolistic practices.

Under this law, Mexican producers, including Bachoco are required to notify the Comisión Federal de Competencia Económica (“Competition Federal Commission” or “COFECE”) of all proposed transactions exceeding specified threshold amounts as set forth in the Mexican Economic Competition Law. The COFECE can impose conditions on, and prevent or unwind, any such transactions by Mexican companies. We have complied with all requirements under this law. In December 2009, Mexico’s COFECE published a notice announcing an investigation of the Mexican poultry sector regarding possible monopolistic business practices. No specific companies were cited as conducting business in this manner. We, along with other Mexican producers and distributors, were required to provide information to the commission during the following years. As a result of this investigation, COFECE imposed several fines on us for supposedly having certain practices where the price of chicken was manipulated.

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

Anti-dumping Regulations

Since 2003, chicken (excluding leg quarters for which the Mexican government had imposed certain temporary restrictions), eggs and swine import quotas were eliminated by virtue of NAFTA and its successor, once ratified, the USMCA. Poultry producers in the United States have developed extremely low-cost production methods and have been successful in exporting primarily frozen and value-added poultry to other countries, including Mexico, especially in periods of overcapacity in the United States.

On January 1, 2008, the restrictions previously imposed for leg quarters were phased out. As a result, there are no restrictions on exporting these products to Mexico at this time.

In February 2011, the Secretaría de Economía (or “Mexican Ministry of Economy”) initiated an antidumping investigation focusing exclusively on imports of leg quarters to Mexico from the U.S. This investigation was requested by Bachoco and by two other Mexican poultry companies.

As a result of this investigation, in January 2012, the Ministry of Economy issued a preliminary ruling on anti-dumping procedures and confirmed dumping conditions on chicken leg quarters imported from the U.S., including margins ranging from 62.90% to 129.77%, stating that such practices damaged the Mexican poultry industry.

The Mexican Ministry of Economy had the authority to impose anti-dumping duties, but did not proceed as the interested parties expressed the desire to reach an agreement. The companies involved provided new arguments.

Consequently, on August 7, 2012, after examining all final arguments, the authorities confirmed the existence of dumping conditions that caused harm to the domestic poultry industry. The Mexican Ministry of Economy imposed anti-dumping duties on imports of chicken leg quarters from the U.S., but stated that such penalties would not be applied immediately, as the poultry industry was being affected by the presence of avian flu type H7N3 in the State of Jalisco. It is worth noting that the Company´s facilities were not affected by this outbreak of influenza.

As of the date of this report, we do not have any further information from the Mexican Ministry of Economy regarding the application of such duties to the chicken industry. We do not believe we will be subject to any anti-dumping fines and thus have not recorded any provisions in our consolidated financial information.

Environmental and Sanitary Regulation

The chicken industry is subject to government regulation in the health and environmental safety areas, including provisions relating to water and air pollution and noise control. Below is a description of the principal laws and administrative authorities in these areas in Mexico and the U.S.:

-	Mexico. The Servicio Nacional de Sanidad Inocuidad y Calidad Alimentaria (Mexican Sanitary Authority or “SENASICA”), the Ley General de Equilibrio Ecológico y Protección Ambiental (General Law of Ecological Balance and Environmental Protection) and the Secretaría del Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources or “SEMARNAT”).

-	The United States. The USDA, the Centers for Disease Control, the Environmental Protection Agency (or “EPA”), the U.S. Department of Homeland Security (or “DHS”) and the U.S. Department of Labor (or “DOL”).

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

The Comisión Nacional del Agua (CONAGUA, for its Spanish acronym) imposed fines on the Company for infractions the Company supposedly committed when extracting water from wells and other sources for livestock use. The Company is appealing the imposition of these fines and has registered a provision for the amount that it will probably pay.

C.	Organizational Structure

The Company is a holding company with no operations other than holding the stock of its subsidiaries. Our main operating subsidiaries are BSACV and Bachoco USA (the holding company for OK Foods), which own our main operating assets.

In 2018, our subsidiary BSACV accounted for 58.9% of consolidated total assets and 62.6% of total consolidated sales and our subsidiary Bachoco USA, accounted for 18.2% of consolidated total assets and 28.9% of total consolidated sales.

All of our subsidiaries are directly owned by us in the percentages listed below. The following table shows our main subsidiaries as of December 31, 2018, 2017 and 2016:

PERCENTAGE EQUITY INTEREST

Subsidiary	Country	2018	2017	2016
Aviser, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco Comercial, S.A. de C.V.	Mexico	99.99	99.99	99.99
Campi Alimentos, S.A. de C.V.	Mexico	99.99	99.99	99.99
Operadora de Servicios de Personal, S.A. de C.V.	Mexico	99.99	99.99	99.99
PEC LAB, S.A. de C.V., and subsidiary	Mexico	64.00	64.00	64.00
Secba, S.A. de C.V.	Mexico	99.99	99.99	99.99
Sepetec, S. A. de C.V.	Mexico	99.99	99.99	99.99
Servicios de Personal Administrativo, S.A. de C.V.	Mexico	99.99	99.99	99.99
Induba Pavos, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco USA, LLC. and subsidiary	U.S.	100.00	100.00	100.00
Wii kit RE LTD.	Bermuda	100.00	100.00	100.00
Proveedora La Perla S.A. de C.V.	Mexico	100.00	100.00

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

In July 2017, we acquired La Perla, a Mexican corporation, as a fully owned subsidiary of the Company. This company is dedicated to the production and sale of pet food.

For more detail regarding the Company’s subsidiaries, see Note 5 of our Audited Consolidated Financial Statements included herein.

D.	Property, Plant and Equipment

We have more than a thousand production facilities in Mexico and in the U.S. (most of which are farms) and 67 distribution centers that are located throughout Mexico, to ensure freshness and minimize transportation time and costs.

We own most of our facilities, we own around 75% of our farms and lease a limited number of other farms and sales centers. We also employ a network of contract growers.

The following table indicates Bachoco’s production facilities and the number of each type of facility both in Mexico and the U.S., as of December 31, 2018:

BACHOCO’S FACILITIES

	Number of Facilities:
Facilities	In Mexico	In The U.S.
Chicken breeding farms	128	199
Broiler grow-out farms	516	306
Broiler processing plants	8	2
Hatchery	21	2
Egg production farms	137	0
Swine breeding farms	1	0
Swine grow-out farms	19	0
Feed mills	20	2
Further process plants	4	5

Bachoco’s facilities in Mexico

In the past, our facilities in Mexico were grouped in several complexes with main offices in Mérida, Coatzacoalcos, Tecamachalco, Celaya, Lagos de Moreno, Monterrey, Gómez Palacios, Culiacán and Hermosillo. In 2014, we implemented a new structure whereby our facilities are now grouped according to “business units” where each business unit is responsible not only for the production process but also customer service in an assigned region.

Our eight processing plants process around 11.8 million chickens per week and our laying farms produce around 12.0 thousand tons of commercial eggs each month.

Six of the twenty feed mill plants in Mexico, are dedicated to the production of balanced feed for sales to third parties and the remaining fourteen are dedicated mainly to internal consumption. We produce around 36 thousand tons of balanced feed per month for sale to third parties.

We own other facilities, including two poultry manure-processing plants. We also own a laboratory that produces vaccines for the poultry industry, which we mainly use for internal purposes, but we also sell some vaccines to third parties.

Expansion, Construction or Issues Related to Our Facilities in Mexico

In 2018, we continued with our organic growth plans and productivity projects to improve our efficiency and to alleviate bottlenecks, thereby increasing production, in some of our production centers. For instance, we increased our grow-out capacity, we improved our productivity and increase our hatchery capacity, and we made several improvements in our processing plants. We also replaced part of our fleet in all of our business units.

In July 2017, we acquired La Perla, a pet food company with the capacity to produce over 65,000 tons a year of dry pet food and that has a facility for producing pet food treats.

In 2016, we continued several projects to improve our efficiency and alleviate bottlenecks, thereby increasing production, in some of our production centers. For instance, we increased: our breeding and processing capacity in the Yucatan peninsula region, our table egg production capacity in the southwest region and our hatchery capacity in the northern region of Mexico.

During 2015, we continued several projects to alleviate bottlenecks, thereby increasing production, in some of our production centers. For example, we finished our live chicken production capacity in the State of Chiapas and in other southern states and increased our processing capacity in our processing plants located in central Mexico.

Bachoco’s facilities in the U.S.

We have facilities across the River Valley area in Arkansas, Oklahoma, Alabama and in Georgia. We process around 3.0 million chickens per week in those facilities. Our offices are in Fort Smith, Arkansas. Our slaughter and deboning plants and feed mills are located in Fort Smith, Arkansas. and in Heavener, Oklahoma. We have further-processing plants to produce value-added chicken products in Fort Smith, Oklahoma City, Muldrow, Oklahoma and in Alabama; hatcheries in Heavener and Stigler, Oklahoma; broiler research farms, in Greenwood, Arkansas and Hartford, Arkansas; and our cooler storage and distribution center in Muldrow, Oklahoma.

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

See Note 4 of our Audited Consolidated Financial Statements for more detail.

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

Year 2018 Overview

In 2018, we posted improvements in our total sales and volume sold, mainly in our poultry segment, when compared to the previous year.

These results were driven by external and internal conditions. Externally, we benefitted from (i) a stable cost of our main raw materials in U.S. dollar terms, and (ii) a strong level of demand in Mexico during the first six months. However, we were negatively impacted by (i) oversupply conditions on the second half of the year, in both Mexico and the U.S. (ii) low prices for animal protein in the U.S. and (iii) volatility in exchange rate of the Mexican Peso versus the U.S. dollar.

Internally, we increased the volume sold in our poultry segment, primarily due to (i) the implementation of our organic growth strategies, (ii) our ability to capture efficiencies to continue as a low cost producer company and (iii) the implementation of several projects to be closer to our customers and better understand and attend to their needs.

Macroeconomic Conditions in Mexico

In 2018 Mexican macroeconomic conditions continued to display volatility. The annual inflation rate was 4.83%, annual GDP was 2.0%, the Mexican peso depreciating 2.0% on the average against the dollar and remained unchanged at year-end.

According to UNA estimates, in 2018, the volume of chicken in Mexico grew by approximately 2.5%, which means that the Mexican chicken industry continued growing at normalized levels. However, the production of eggs increased by approximately 3.0%. We believe this increase in supply was due to the recovery of the production results of part of the industry during 2018.

Operating Performance

All figures discussed below are information for 2018, with comparative figures of 2017 and 2016 prepared in accordance with IFRS and are presented in millions of pesos unless otherwise indicated. This information should be read in conjunction with our Audited Consolidated Financial Statements.

The following table sets forth selected components of our results of operations for each of the periods indicated:

STATEMENT OF PROFIT OR LOSS DATA

In millions of pesos, for the years ended December 31,	2018	2017	2016
	$	$	$
Net revenues	61,052.1	58,050.0	52,020.3
Cost of sales	51,422.4	47,503.0	42,635.1
Gross profit	9,629.7	10,547.1	9,385.2
General, selling and administrative expenses	6,024.4	5,423.4	4,847.9
Other income (expenses), net	102.7	167.6	260.2
Operating income	3,708.0	5,291.3	4,797.6
Net finance income	808.6	747.6	797.0
Income tax	1,155.0	1,084.4	1,643.4

Profit attributable to controlling interest	3,350.0	4,948.2	3,946.6
Profit attributable to non-controlling interest	11.6	6.2	4.5
Profit for the year	3,361.6	4,954.4	3,951.2
Basic and diluted earnings per share(1)	5.58	8.25	6.58
Basic and diluted earnings per ADR(2)	67.00	98.97	78.90
Dividends per share(3)	1.420	1.300	1.300
Weighted average shares outstanding(4)	599,981	599,998	599,980

(1)	Calculated based on the weighted average number of basic and diluted shares. No potentially dilutive shares exist in any of the years presented, for which reason, basic and diluted earnings per share are the same.
(2)	Each ADR represents twelve shares.
(3)	Dividends per share have been computed by dividing the total amount of dividends paid by the weighted average shares outstanding.
(4)	In thousands of shares.

Operating Results 2018 vs 2017

The following table sets forth, for each of the periods indicated, our net revenues by main product lines as a percentage of total net revenues, in each period:

NET REVENUES BY OPERATING SEGMENTS

In millions of pesos	2018		2017		Change
	$	% sales	$	% sales	$	% sales
Net Revenues	61,052.1	100.0	58,050.0	100.0	3,002.1	5.2
Poultry	55,308.1	90.6	52,479.4	90.4	2,828.7	5.4
Others	5,744.0	9.4	5,570.6	9.6	173.4	3.1

NET REVENUES BY GEOGRAPHY

In millions of pesos	2018		2017		Change
	$	% sales	$	% sales	$	% sales
Net Revenues	61,052.1	100.0	58,050.0	100.0	3,002.1	5.2
In Mexico	43,510.9	71.3	41,583.9	71.6	1,927.0	4.6
In the U.S.	17,541.2	28.7	16,466.1	28.4	1,075.0	6.5

Net Revenues

In 2018, net sales totaled $61,052.1 million, $3,002.1 million or 5.2% more than the $58,050.0 million reported in the same period in 2017. The sales increase is mainly attributed to higher prices in both our poultry and others segments.

In 2018, sales of our U.S. operations represented 28.7% of our total sales, compared with 28.4% in 2017.

The Company’s sales of poultry products increased 5.4% in 2018, mainly as a result of a 3.7% increase in poultry prices and a 1.7% increase in volume sold. The increase in prices was both in Mexico and the U.S. The increase in prices in the U.S. was due in part to a higher mix in value added products as a result of the full year integration of AQF. However, we were unable to fully translate our increased costs into a higher price because of downward pressure on price from oversupply conditions in the latter half of the year.

Sales of the “others” segment increased 3.1% due mainly to an increase of 8.2% in prices, which was partially offset by a decrease of 5.1% of volume sold.

The following table sets forth a breakdown of our cost of sales for each of the periods indicated:

COST OF SALES

	2018		2017		Change
	$	%/sales	$	%/sales	$	%
Cost of sales	51,422.4	84.2	47,503.0	81.8	3,919.4	8.3
Poultry	46,562.2	76.3	42,767.2	73.7	3,795.0	8.9
Others	4,860.2	8.0	4,735.8	8.2	124.4	2.6

Our total cost of sales increased $3,919.4 million or 8.3% in 2018, when compared to the previous year.

This increase was mainly attributable to a higher cost of raw materials in Mexican peso terms, higher volume sold, and a mix effect, due to higher percentage of further processed products in our US operation, which have a higher production cost.

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

There are many other factors with much smaller contributions to the overall cost of sales. All of these secondary factors individually registered immaterial changes from 2018 to 2017.

GENERAL, SELLING AND ADMINISTRATIVE EXPENSES

	2018		2017		Change
	$	%/sales	$	%/sales	$	%
Total SG&A	6,024.4	9.9	5,423.4	9.3	601.0	11.1

In 2018, general, selling and administrative expenses totaled $6,024.4 million, compared to the $5,423.4 million reported in 2017, representing an increase of $601.0 million or 11.1%. Approximately 2% of this increase was attributable to more volume sold and the remainder is primarily due to higher unit expenses. In particular, we had (i) additional expenses as part of the implementation of projects related to improve our operating efficiency (ii) in Mexico, expenses increased due to price increases in fuel and energy, mainly in the second half of 2018; and (iii) a full year integration of our AQF and La Perla acquisitions.

In 2018 and 2017, our general, selling and administrative expenses represented 9.9% and 9.3% of total sales, respectively.

The main components that comprised our general, selling and administrative expenses in the past three years are the following: freight and transportation equipment expenses (about 37%), labor (about 35%) and publicity (about 4%), with no significant variation in these percentages.

OTHER INCOME (EXPENSE) NET

	2018		2017		Change
	$	%/sales	$	%/sales	$	%
Other income (expense) net	102.7	0.2	167.6	0.3	(64.9)	NA

Other income (expense) includes mainly the gains and losses on sales of by-products, sales of hens, asset disposal, sales of unused fixed assets and others.

In 2018, we recognized other income of $102.7 million and in 2017 we recorded other income of $167.6 million. The decrease was mainly due to impairment charges and a full year amortization taken on intangible assets of our AQF acquisition within our U.S. operations.

OPERATING INCOME

	2018		2017		Change
	$	%/sales	$	%/sales	$	%
Operating income	3,708.0	6.1	5,291.30	9.1	(1,583.4)	(29.9)

Operating income in 2018 totaled $3,708.0 million, a decrease compared to the operating income of $5,291.3 million reached in 2017. The decrease in operating income is mainly due to an increase in cost of sales and selling and administrative expenses, each as described above, and we were not able to fully translate these increases into our sales prices.

The operating margin in 2018 and 2017 was 6.1% and 9.1%, respectively.

NET FINANCE INCOME

	For the year ended December 31,				Change
	2018 $	% over sales	2017 $	% over sales	$	%
Net finance income	808.6	1.3%	747.6	1.3%	61.0	8.2
Financial income	1,140.7		1,087.6		53.1	4.9
Financial expense	332.2		340.1		(7.9)	(2.3)

In 2018, we reported net financial income of $808.6, compared to net financial income of $747.6 million in 2017. This increase was mainly due to an increase in our financial income driven by our higher cash position and higher interest rates on our Mexican peso denominated investments.

Financial income of $1,140.7 million in 2018 was mainly attributable to a $1,073.0 million of interest income and a $39.3 million in foreign currency exchange gain. This financial income was partially offset by $185.9 million in interest expense and $146.3 million in commissions and other financial expenses.

For more details see Note 29 to our Audited Consolidated Financial Statements.

TOTAL INCOME TAX

The following table sets forth our tax position for each of the periods indicated and is described in more detail in Note 21 to our Audited Consolidated Financial Statements included herein:

	For the year ended December 31,
	2018	2017	Change
	$	$	$	%
Total income taxes (benefit) expense	1,155.0	1,084.4	70.5	6.5
Current income tax	1,246.8	1,711.5	(464.7)	(27.2)
Deferred income tax	(91.9)	(627.1)	535.2	(85.3)

In 2018, total income tax expense was $1,155.0 million, compared to income tax expense of $1,084.4 million in 2017. This increase is mainly attributable to a $535.2 million variance in deferred income taxes; partially offset by a $464.7 decrease in current income taxes.

The effective income tax rate was 26.0% in 2018 and 18.0% in 2017. The increase in total income taxes expense was mainly due to:

a)	On December 22, 2017, the U.S. government enacted comprehensive tax legislation, which revises the ongoing U.S. corporate income tax law by lowering the U.S. federal corporate income tax rate from 35.0% to 21.0%. As a result of the legislative change, our deferred tax liability decreased by 443.1 million in 2017. Also in 2017, we recognized a $129.0 million benefit related to the cancelation of loss from the acquisition of La Perla. We did not recognize those benefits in 2018.

b)	The difference in deferred income tax was partially offset by lower expected expense, as we have recorded a decrease in income before taxes.

PROFIT FOR THE YEAR

The following table sets forth our profit for the year for each of the periods indicated:

	For the years ended December 31,
In millions of pesos	2018	2017	Change
	$	$	$	%
Profit for the year attributable to:	3,361.6	4,954.4	(1,592.9)	(32.2)
Controlling interest	3,350.0	4,948.2	(1,598.3)	(32.3)
Non-controlling interest	11.6	6.2	5.4	87.4
Basic and diluted earnings per share(1)	5.58	8.25	(2.66)	(32.3)
Net income per ADR(1)	67.00	98.97	31.96	(32.3)

(1)	In pesos.

As a result of the factors detailed above, our net income for 2018 totaled $3,361.6 million, or $5.58 per basic and diluted share ($67.00 per ADR), which represents a $1,592.9 million or 32.2% decrease compared to the $4,954.4 in net income or $8.25 per basic and diluted share ($98.97 per ADR), reported in 2017.

Our consolidated net margin in 2018 was 5.5% compared to a consolidated net margin of 8.5% in 2017.

EBITDA RESULT

The following table shows reconciliation of EBITDA and EBITDA margin to consolidated net income for each of the periods indicated.

	For the years ended December 31,
	2018	2017	Change
	$	$	$	%
Net income	3,361.6	4,954.4	(1,592.9)	(32.2)
Income tax expense	1,155.0	1,084.4	70.5	6.5
Net finance income	(808.6)	(747.6)	(61.0)	8.2
Depreciation and amortization	1,285.1	1,132.7	152.4	13.5
EBITDA result	4,993.1	6,424.1	(1,431.0)	(22.3)
EBITDA margin (%)	8.2%	11.1%	-	-

EBITDA result in 2018 and 2017 reached $4,993.1 and $6,424.1 million, respectively, representing an EBITDA margin of 8.2% and 11.1%.

Operating Results 2017 vs 2016

NET REVENUES BY OPERATING SEGMENTS

The following table sets forth, for each of the periods indicated, our net revenues by main product lines as a percentage of total net revenues, in each period:

In millions of pesos	2017		2016		Change
	$	%/sales	$	%/sales	$	%
Net revenues	58,050.0	100.0	52,020.3	100.0	6,029.7	11.6
Poultry	52,479.4	90.4	46,852.5	90.0	5,626.9	12.0
Others	5,570.6	9.6	5,167.8	10.0	402.8	7.8

NET REVENUES BY GEOGRAPHY

In millions of pesos	2017		2016		Change
	$	%/sales	$	%/sales	$	%
Net Revenues	58,050.0	100.0	52,020.3	100.0	6,029.7	11.6
In Mexico	41,583.9	71.6	38,582.1	74.2	3,001.8	7.8
In the U.S.	16,466.1	28.4	13,438.2	25.8	3,027.9	22.5

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

This increase was mainly attributable to a higher volume sold, higher inflation rate in Mexico and a mix effect, due to a higher percentage of further processed products in our US operation, which have a higher production cost.

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

In 2017 and 2016, our general, selling and administrative expenses represented 9.3% of total sales.

The main components that comprised our general, selling and administrative expenses in the past three years are the following: freight and transportation equipment expenses (about 38%), labor (about 32%) and publicity (about 4%), with no significant variation in these percentages.

OTHER INCOME (EXPENSE) NET

	2017		2016		Change
	$	%/sales	$	%/sales	$	%
Other income (expense) net	167.6	0.3	260.2	0.5	(92.6)	(35.6)

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

TOTAL INCOME TAX

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

The effective income tax rate was 18.0% in 2017 and 29.4% in 2016. The decrease was mainly due to;

a)	On December 22, 2017, the U.S. government enacted comprehensive tax legislation, which revises the ongoing U.S. corporate income tax law by lowering the U.S. federal corporate income tax rate from 35.0% to 21.0%. As a result of the legislative change, our deferred tax liability decreased by 443.1 million;

b)	We had a favorable effect of $329.5 million due to the net effect of inflation in Mexico; and

c)	$129.0 million related to the cancelation of loss, from the acquisition of La Perla.

PROFIT FOR THE YEAR

The following table sets forth our profit for the year for each of the periods indicated:

	For the years ended December 31,
In millions of pesos	2017	2016	Change
	$	$	$	%
Profit for the year attributable to:	4,954.4	3,951.1	1,003.3	25.4
Controlling interest	4,948.2	3,946.6	1,001.6	25.4
Non-controlling interest	6.2	4.5	1.7	37.6
Basic and diluted earnings per share(1)	8.25	6.58	1.67	25.4
Net income per ADR(1)	98.97	78.90	20.07	25.4

(1)	In pesos.

As a result of the factors detailed above, our net income for 2017 totaled $4,954.4 million, or $8.25 per basic and diluted share ($98.97 per ADR), which represents a $1,003.3 million or 25.4% increase compared to the $3,951.2 million in net income or $6.58 per basic and diluted share ($78.90 per ADR), reported in 2016.

Our consolidated net margin in 2017 was 8.5% compared to a consolidated net margin of 7.6% in 2016.

EBITDA RESULT

The following table shows reconciliation of EBITDA and EBITDA margin to consolidated net income for each of the periods indicated.

	For the years ended December 31,
	2017	2016	Change
	$	$	$	%
Net income	4,954.4	3,951.1	1,003.2	25.4
Income tax expense	1,084.4	1,643.4	(559.0)	(34.0)
Net finance income	(747.6)	(797.0)	49.5	(6.2)
Depreciation and amortization	1,132.7	979.5	153.2	15.6
EBITDA result	6,424.1	5,777.0	647.1	11.2
EBITDA margin (%)	11.1%	11.1%	-	-

EBITDA result in 2017 and 2016 reached $6,424.1 and $5,777.0 million respectively, representing an EBITDA margin for each year of 11.1%.

Critical Tax and Accounting Policies

The following information is a summary of the fiscal and accounting policies that could materially affect the Company’s operations or investments.

Income Tax Year 2018

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

Expected credit losses on accounts receivable

The expected credit losses on financial assets are estimated using a provision matrix based on the Company's historical experience of credit losses, adjusted for factors that are specific to each of the Company's customer and debtor groups, general economic conditions and an assessment of both current and forecast conditions at each reporting date.

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

Recently Adopted and New Accounting Pronouncements

IFRS 9 and IFRS 15 are effective for 2018.

IFRS 9, Financial Instruments issued in July 2014, is the replacement of IAS 39, Financial Instruments: Recognition and Measurement and applies to annual reporting periods on or after January 1, 2018. This new standard establishes a model of expected loss and makes changes to the classification and measurement requirements for financial assets and liabilities.

IFRS 15, Revenue from Contracts with Customers, issued in May 2014 and applies to annual reporting periods beginning on or after January 1, 2018. Revenue is recognized as control is passed, either over time or at a point in time. The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance.

We have not recorded any material effects to our Audited Consolidated Financial Statements as a result of these new IFRS standards, see Note 2, (e) of our Audited Consolidated Financial Statements for more details.

In addition, new standards and interpretations have been issued by not yet adopted in our Audited Consolidated Financial Statements, such as IFRS 16, among others:

IFRS 16, Leases, went into effect on January 1, 2019 and introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset’s value is not material. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. For purposes of the initial application of the standard, we took the option of recognizing the cumulative effect on the initial adoption date (January 1, 2019), and did not prepare comparative information. As a preliminary assessment, the amount to be recognized by the Company as a right-of-use asset and the corresponding liability as of January 1, 2019 will range from $900,000 to $950,000, with respect to all such leases.

B.	Liquidity and Capital Resources

We are a holding company with no significant operations of our own, and we receive dividends from our operating subsidiaries from time to time. Our principal sources of liquidity are:

-	The sales of our products through our subsidiaries in the Mexican and U.S. markets;

-	Credit lines we use from time to time; as of December 31, 2018 and 2017, the unused credit lines of the Company totaled $5,723.0 and $7,031.8 million, respectively. The Company did not pay any commission or charge for the unused credits.

-	The current Mexican bond issuance program available until August 2022. For more details, please refer to Item 12 (“Description of Securities Other than Equity Securities”) of this Annual Report.

Liquidity and Capital Resources 2018 vs 2017

TOTAL CASH, CASH EQUIVALENTS, INVESTMENT IN SECURITIES AND DERIVATIVES FINANCIAL INSTRUMENTS

	As of December 31,
In millions of pesos	2018	2017	Change
	$	$	$	%
Total cash, cash equivalents, and investment in securities and derivative financial instruments	18,458.5	17,240.1	1,218.4	7.1
Cash and cash equivalents	17,901.8	16,112.3	1,789.6	11.1
Investment in securities	550.1	1,127.8	(577.8)	(51.2)
Derivative financial instruments	6.6	0.0	6.6

In 2018, cash and cash equivalents, and investments in securities at fair value through profit or loss totaled $18,458.5 million, $1,218.4 million or 7.1%, more than the $17,240.1 million recorded in 2017, mainly due to the net cash provided from our operating activities. Of this total amount, $0.6 million corresponded to cash and cash equivalents in our U.S. operations.

ACCOUNTS RECEIVABLE

	As of December 31,
In millions of pesos	2018	2017	Change
	$	$	$	%
Total accounts receivable	3,486.4	3,626.9	(140.5)	(3.9)

In 2018 accounts receivable decreased $140.5 million, or 3.9%, when compared to 2017. This decrease is mainly due to decreases of $149.8 million in trade receivables and $43.1 million in recoverable value-added tax, which was partially offset by an increase of $57.7 million in income tax receivable.

For more detail, please see Note 9 of the Audited Consolidated Financial Statements.

ACCOUNTS PAYABLE

	As of December 31,
In millions of pesos	2018	2017	Change
	$	$	$	%
Total accounts payable	5,196.3	4,740.4	456.0	9.6

In 2018, accounts payable increased $456.0 million or 9.6% when compared to 2017. This increase is mainly due to a $311.8 million increase in trade payables and a $118.1 million increase in sundry creditors and expenses payable.

For more detail, please see Note 19 of the Audited Consolidated Financial Statements.

TOTAL DEBT

	As of December 31,
In millions of pesos	2018	2017	Change
	$	$	$	%
Total debt	5,037.6	5,249.0	(211.4)	(4.0)
Short-term debt (1)	3,492.8	3,695.1	(202.3)	(5.5)
Long-term debt (2)	44.8	54.0	(9.2)	(17.0)
Short-term debt (Local bond issue)	0.0	0.0	0.0	0.0
Long-term debt (Local bond issue)	1,500.8	1,500.0	0.8	0.1

(1)	Includes notes payable to banks and current portion of long-term debt.

(2)	Does not include current installments of long-term debt.

As of December 31, 2018, total debt was $5,037.6 million, a decrease of $211.4 million or 4.0% when compared to $5,249.0 million of total debt as of December 31, 2017. This decrease was due to payments we made on our Mexican peso-denominated debt due in 2018.

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

For details of maturity of our debt and the prevailing interest rates, see Note 18 of our Audited Consolidated Financial Statements.

WORKING CAPITAL

In millions of pesos	2018	2017	Change
	$	$	$	%
Working Capital	20,690.1	18,995.9	1,694.2	8.9
Total current assets	29,775.0	28,225.0	1,550.0	5.5
Total current liabilities	9,084.9	9,229.1	(144.2)	(1.6)

The working capital in the table above was calculated as current assets minus current liabilities.

In 2018, our working capital increased $1,694.2 million or 8.9% when compared to year 2017, due primarily to increases in our level of cash, which in turn resulted from an increase in cash from operating activities, as well as a decrease in income taxes payable.

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

Liquidity and Capital Resources 2017 vs 2016

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

CAPITAL EXPENDITURES

In millions of pesos, for the years ended December 31,	2018	2017	2016
	$	$	$
Capital Expenditures	1,982.6	3,513.4	2,459.7

Most of the capital investments in the past years were financed with cash flows generated from our own operations.

In 2018, we made capital expenditures of $1,982.6, a decrease when compared to the $3,513.4 million spent in 2017 when we made two acquisitions. Capital expenditures made in 2018 where mainly allocated to our organic growth strategies and some productivity projects in order to alleviate bottle neck in different parts of our process and supply chain.

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

See Note 14 of our Audited Consolidated Financial Statements for more details.

OPERATING LEASES

In millions of pesos, for the years ended December 31,	2018	2017	2016
	$	$	$
Operating leases expense	453.2	416.4	403.1

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

See Note 8 to our Audited Consolidated Financial Statements for more information.

DEBT IN FOREIGN CURRENCY 2018 vs 2017

	As of December 31,
	2018	2017	Change
	$	$	$	%
Short-term financial debt liabilities in foreign currency(1)	2,757.5	2,752.4	5.1	0.2

(1)	The foreign currency is U.S. dollars.

 In 2018, our bank debt denominated in U.S. dollars totaled $2,757.5 million pesos (equivalent to $140.2 million USD), $5.1 million pesos, or 0.2% higher than the $2,752.4 million pesos (equivalent to $140.0 million USD) in 2017. The short-term bank debt in U.S. dollars had an annual average interest rate of 2.26% in 2018, and 1.22% in 2017.

The Company’s risk committee approves any change in policies and reviews the application of current policies.

At the end of 2018, we had assets denominated in U.S. dollars of $7,943.1 million pesos and liabilities of $6,587.2 million pesos, resulting in a net position of $1,355.9 million pesos (or $68.9 million USD).

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

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

The most significant trends that might have a negative impact on the Company’s operating performance are the following:

-	Mexico is facing a macroeconomic uncertainty as a result of the presidential elections held in July 2018, where Andrés Manuel López Obrador was elected president, and the pending ratification of the USMCA.

-	Despite the stability we have observed in the prices of our main raw material prices in U.S. dollar terms, we may see future volatility in prices depending on the market for crops in Mexico and the U.S.

-	We might be affected by more aggressive competition from our peers in the markets in which we operate.

-	Finally, we may also be negatively affected by any poultry sanitary issues that may arise in regions where our production centers are located, which may affect our production volumes and production costs.

E.	Off-Balance Sheet Arrangements

In 2018, except for our operating lease agreements, we do not have off-balance sheet arrangements that might have current or future effects on the Company’s financial condition. Disclosure of operating leases is included in this Annual Report under Item 5-B.

F.	Tabular Disclosure of Contractual Obligations

Our major categories of indebtedness included the following:

-	As of December 31, 2018 and 2017, we had $65.0 and $842.7 million in current portion of long-term debt, respectively.

-	Long-term debt to banks, excluding the current installments of long-term debt, as of December 31, 2018 and 2017 was $1,544.8 and $1,554.0 million, respectively.

-	The weighted average interest rates on long-term debt, for years 2018 and 2017 were 8.42% and 7.72%, respectively.

See Note 18 of our Audited Consolidated Financial Statements for more detail.

The Company has certain leases related to operating assets, including farms and administrative offices. The following table summarizes the Company´s contractual obligations as of December 31, 2018. The table does not include current installments of long-term debt, accounts payable or pension liabilities.

CONTRACTUAL OBLIGATIONS

In millions of pesos	Total	2019	2020	2021	2022	2023
		$	$	$	$	$
Long-term debt(1)	1,544.8	1.8	12.0	12.0	1,512.0	7.0
Operating leases(2)	440.1	117.5	103.3	97.5	71.0	50.8

(1)	See Note 18-c of the Audited Consolidated Financial Statements for more detail.
(2)	See Note 24 of the Audited Consolidated Financial Statements for more detail.

Operating lease expense for 2018 was $453.2 and, the Company did not make early payments of its long-term debt.

The following table sets forth the maturity amounts of interest to be paid in connection with the long-term debt described above.

INTEREST

In millions of pesos	Total	Less than 1 year	From 1 To 3 years	From 3 to 5 years
Interest	$496.6	$145.9	$271.0	$79.7

G.	Safe Harbor

Not applicable.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

At our annual stockholders’ meeting held on April 25, 2018, we ratified the membership of our Board of Directors.

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

Honorary Members of the Board

Enrique Robinson Bours Almada and Mario Javier Robinson Bours Almada are co-founders of the Company and Honorary members of the board.

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

Jesus Enrique Robinson Bours Muñoz, Proprietary Shareholder Director since 1994. He has previously worked in Bachoco as Production Director and Divisional Manager. Mr. Robinson Bours holds a degree in Engineering from the University of Arizona. He is also a member of the Board of Directors of Rassini S.A de C.V. and Megacable Holdings, S.A.B. de C.V.

Jesus Rodolfo Robinson Bours Muñoz, Proprietary Shareholder Director since 2002. Mr. Robinson Bours previously served in the Company as Production Manager in the Northwest and Bajio divisions, Commercial Manager in Northwest Division and Purchasing Manager at the Bajio Division. Mr. Robinson Bours holds a degree in Agricultural Engineering from the University of Arizona. He has business experience in agriculture and raising livestock with Ganadera Cocoreña S.P.R. de R.L., and Chairman of the Board of the Cultural Center of Cocorit, A.C. He is currently partner and Director of Productos Orgánicos la Cocoreña S.P.R. de R.L and Cervecera Komunila S.A. de C.V.

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

Ricardo Aguirre Borboa, Proprietary Shareholder Director since 1994 . He is also a member of the Audit Committee and Corporate Practices of Bachoco. Mr. Aguirre holds a degree in Agricultural Engineering from the ITESM. He is member of the Board of Directors of: the newspaper El Debate, Tepeyac Produce, Inc., Servicios del Valle del Fuerte, S.A. de C.V., Agrobo, S.A. de C.V., Agricola Santa Veneranda, S.P.R. de R.L., Colegio Mochis, Grupo Financiero Banamex, in Sinaloa, and Director of Granja Rab, S.A. de C.V.

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

Avelino Fernandez Salido, Independent Director, has been a member of the board since 2003. He is also a member of the board of Banamex and BBVA Bancomer. He is also Chairman of the Board of the following companies: Grupo Cajeme Motors, S.A. de C.V., Navojoa Motors, S.A. de C.V., Turymayo S.A. de C.V., Gasolineras Turymayo S.A. de C.V. and Agroempaques Turymayo S.A. de C.V His business experience is in the marketing of grains.

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

David Gastelum Cazares, Independent Director and has been a member of the board since the annual general meeting held on April 27, 2016. Mr. Gastelum holds a degree in Veterinary Medicine from the school of Veterinary Medicine of the Universidad Nacional Autonoma de Mexico (“UNAM”) and is also a graduate of the Instituto Panamericano de Alta Dirección de Empresas (“IPADE”). He joined our company in 1979 and served as a pullet sales manager in the states of Sonora and Sinaloa, national sales manager of live animals and eggs, manager of the Northwest Division, manager of the Mexico City Division and National Sales Manager. He assumed the Director of Sales position from 1992 to 2013. For several years, he was the vice-president of poultry meat at the Mexican Poultry Association and a member of the Latin American Poultry Association (ALA). From 2014 to 2016 he was the General Director of Monteblanco, a company that produces and sells mushrooms. In 2016, he took the course of Directors in Action in IPADE in Mexico City. Mr. Gastelum is also member of the board of directors of the Unión Nacional de Avicultores (UNA). In 2017, he was recognized at the Annual convention of the National Association of Poultry Science Specialists (ANECA). In 2017, he was named as an Independent Director and Chairman of the Administration and Planning Committee of the Group “Frío” in Guadalajara, Mexico. In April of 2018 he joined the board of directors of Universal Wipes, dedicated to the production and commercialization of wet wipes.

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

Executive Officers

EXECUTIVE OFFICERS

Name	Position	Year of Birth
Rodolfo Ramos Arvizu	Chief Executive Officer	1957
Trent Goins	Chief Executive Officer, U.S. Operations	1978
Ernesto Salmon Castelo	Director of Mexico Operations	1962
Andres Morales Astiazaran	Director of Sales	1968
Daniel Salazar Ferrer	Chief Financial Officer	1964
Ismael Sanchez Moreno	Director of Human Resources	1965

Alejandro Elias Calles Gutierrez	Director of Purchasing	1956

EXCECUTIVE OFFICERS THAT HAVE LEFT THE COMPANY, OR CHANGED POSITIONS IN THE LAST 12-MONTHS

Augusto Franco Gomez, Marketing, Research & Development Director, left the company in 2018, and we will not appoint a replacement. The responsibilities of this position will now fall under the scope of our current Director of Sales.

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

Ernesto Salmon Castelo, Director of Mexico Operations, joined us in 1991 and assumed his current position in 2000. Previously, Mr. Salmon worked for Gamesa, S.A. de C.V. and for us as Sales Manager in Sonora, Northwestern Distribution Manager, Manager of the Processing Plant in Celaya, Southeastern Division Manager and Bajio Division Manager. Mr. Salmon holds a degree in Chemical Engineering from the Instituto Tecnologico de Sonora and a master’s degree in Business Administration from ITESM.

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

The table below sets forth the aggregate compensation paid to our directors and executive officers, for services they rendered in their respective capacities, for the years ended December 31, 2018, 2017 and 2016.

TOTAL COMPENSATION

	As of December 31,
	2018	2017	2016
	$	$	$
Compensation, net (in million pesos)	61.2	56.2	53.5

C.	Board Practices

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

In 2018, around 55.0% of our employees in Mexico were members of labor unions in our operations. As of March 2018 and the date of this Annual Report, labor relations with our employees in Mexico are governed by 56 separate collective labor agreements, each relating to a different group of employees and negotiated on behalf of each such group by a different labor union.

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

In our U.S. operations the only employees represented by a labor union are the bargaining unit employees at our Oklahoma City facility and, as of the date of this Annual Report, there is a collective bargaining agreement governing the terms and conditions of their employment.

As is typical in the U.S., wages and other terms and conditions of employment are renegotiated periodically. We seek to attract dependable and responsible employees to train at each of our plants and facilities. We offer our employees attractive salary and benefit packages, including a health insurance and a retirement savings plan.

WORKFORCE

	2018	2017	2016	2015	2014
Total employees:	27,597	27,397	25,725	25,231	24,736
In Mexico	23,315	23,305	22,340	21,964	21,706
In the U.S.	4,282	4,092	3,385	3,267	3,030

E.	Share Ownership

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

According to our Depositary Bank, as of February 28, 2019, we had 3,684,065 ADRs outstanding on the NYSE, which represent 7.4% over the total shares and 27.5% over the free float.

ADRs Outstanding

As of December 31,	2018	2017	2016
Total ADRs Outstanding	3,765,143	3,673,943	3,482,595
Percentage Over Total Shares	7.5	7.3	7.0

We estimate that the difference between total shares outstanding at the NYSE and the total free float represents the shares trading at the Mexican Stock Exchange.

According to information providing by BNY Mellon, as of December 31, 2018 and February 28, 2019, from the 100.0% of the total Shares of the Company, there were approximately 52 and 44 shareholders in the NYSE, respectively.

According to the most recent information provided by broker dealers at the date of our 2018 Bachoco’s stockholders Annual meeting, we estimated that there are 750 Shareholders on the BMV.

The following table sets forth the Company’s main shareholders, which held 1.0% or more of the total shares of the Company, as of December 31, 2018.

	Shares(1)	Position	Country
Control Trust	312,000,000	52.00%	Mexico
Underwriting Trust	127,500,000	21.25%	Mexico
Renaissance Technologies LLC	7,559,952	1.26%	EEUU
GBM Fondo de Inversión Total, S.A. de C.V.	7,020,320	1.17%	Mexico

(1)	All shares B Class with full voting rights.

As of March 31, 2018 there have been no significant changes in the composition of the Company’s main shareholders.

B.	Related Party Transactions

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

We expect to engage in similar transactions in the future. All of these transactions are described below:

-	We regularly purchase vehicles and related equipment from distributors owned by various members of the Robinson Bours family. The distribution of vehicles and related equipment is a highly competitive aspect of business in the areas in which we operate. We are not dependent on affiliated distributors and are able to ensure that the pricing and service we obtain from affiliated distributors are competitive with those available from other suppliers.

-	The Robinson Bours Stockholders also own Taxis Aéreos del Noroeste, S.A. de C.V., an air transport company that provides transportation for members of the Board of Directors to and from meetings at our headquarters in Celaya, Guanajuato in Mexico.

-	We purchased feed and packaging materials from enterprises owned by Robinson Bours Stockholders, the family of Enrique Robinson Bours and the family of Juan Bautista Robinson Bours.

-	We also have accounts payable to related parties. These transactions took place among companies owned by the same set of stockholders.

In addition, during 2016, we granted a short-term loan that bears interest to a related party, Taxis Aéreos del Noroeste, S.A. de C.V., for $189.1 million. This loan is recorded in our balance sheet as a current asset under the “Due for related parties” line item. This non-recurring loan was made on terms and conditions substantially similar as those prevailing at the time for comparable transactions with unrelated third parties. As of December 31, 2018 the amount due from Taxis Aéreos del Noroeste was $0.0 million pesos.

Aside from the loan described in the paragraph immediately above, neither we nor our subsidiaries have loaned any money to any of our directors or officers, controlling shareholders or entities controlled by these parties.

REVENUES FROM RELATED PARTY TRANSACTIONS

	As of December 31,
In millions of Pesos	2018	2017	2016
	$	$	$
Feed and packaging materials	8.8	47.4	41.8
Vehicles and related equipment	0.0	0.0	0.0
Air transportation services	0.0	1.0	1.9

EXPENSES INCURRED IN RELATED PARTY TRANSACTIONS

	As of December 31,
In millions of Pesos	2018	2017	2016
	$	$	$
Feed and packaging materials	788.9	598.4	733.3
Vehicles and related equipment	94.9	160.6	306.2
Air transportation services	8.4	7.9	7.7

BALANCES WITH RELATED PARTIES

Balance of Revenues with Related Parties

	As of December 31,
In millions of Pesos	2018	2017	2016
	$	$	$
Feed and packaging materials	0.1	0.3	4.3
Vehicles and related equipment	0.0	0.0	0.0
Air transportation services(1)	0.0	0.0	144.6

(1)	As of December 31, 2016, the balance due from air transportation services is comprised of the short-term loan in an amount of $144.6 million we granted to Taxis Aéreos del Noroeste, S.A. de C.V., as further described above.

Balance of Accounts Payable with Related Parties

	As of December 31,
In millions of Pesos	2018	2017	2016
	$	$	$
Feed and packaging materials	137.6	50.5	169.9
Vehicles and related equipment	9.9	4.7	19.6
Air transportation services	0.0	0.1	0.5

As of December 31, 2018 and 2017, the balances due to related parties are the balances owed denominated in pesos, which do not accrue interest, payable in cash in the short-term, for which there are no guarantees.

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

The Auditors

On September 3, 2013, we announced that the Company’s Board of Directors, as per the Audit Committee’s recommendation, approved the selection of Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu Limited (“Deloitte”) as the Company’s independent registered public accounting firm, effective as of September 30, 2013. Deloitte was ratified as the Company’s external auditor for the 2018, 2017 and 2016 fiscal years and remains our external auditor as of the date of this Annual Report.

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

DIVIDENDS

	As of December 31,
	2018	2017	2016
Total dividends declared (in million pesos)	852.0	780.0	780.0
Dividend declared per share (in pesos)	1.42	1.30	1.300
Dividends declared per ADR (in pesos)	17.0	15.600	15.600

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

As of February 28, 2018, there were 3,684,065 ADRs outstanding at the NYSE. They represented 7.4% of the total shares of the Company or 27.5% of the free float.

Based on these figures, we can assume that the remaining 72.5% of the free float is trading at the Mexican Stock Exchange.

Exchange	Country	Ticker Symbol	Securities
BMV	Mexico	Bachoco	Shares
BMV	Mexico	Bachoco22	Bonds
NYSE	U.S.	IBA	ADR

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Note: An English translation of our complete bylaws is incorporated by reference in this Annual Report.

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

Dividends and Distributions

At the annual ordinary general stockholders’ meeting, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the board, to the holders of Shares for their consideration. The holders of Shares, once they have approved the financial statements, determine the allocation of our net profits, if any, for the preceding year. As of December 31, 2018, our legal reserve fund was equal to at least 20% of our paid-in capital stock. Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the stockholders determine, including a reserve for the repurchase of our Shares. The remaining balance of net profits, if any, is available for distribution as dividends. No dividends may be paid, however, unless losses for prior fiscal years have been paid or absorbed.

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

The following discussion is a general summary of certain principal U.S. federal income tax consequences and the principal Mexican federal tax consequences of the acquisition, ownership and disposition of Shares or ADRs. This summary does not purport to address all material tax consequences that may be relevant to holders of Shares or ADRs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities or arrangements, investors liable for the U.S. alternative minimum tax, investors that own or are treated as owning 10% or more of our stock (by vote or value), investors that hold Shares or ADRs as part of a straddle, hedge, conversion transaction or other integrated transaction and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules. In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement, and in any related agreement, will be performed in accordance with its terms.

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

U.S. Federal Income Taxation

U.S. Holders

The following discussion is a summary of certain material U.S. federal income tax consequences to holders of Shares or ADRs that are U.S. Holders and that hold those Shares or ADRs as capital assets (generally, for investment purposes).

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

Non-U.S. Holders

The following discussion is a summary of certain principal U.S. federal income tax consequences to beneficial holders of Shares or ADRs that are neither U.S. Holders nor partnerships for U.S. federal income tax purposes (“Non-U.S. Holders”).

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

The documents concerning us which are referred to in this document are available in our company headquarters, located at Avenida Tecnológico No. 401, Ciudad Industrial, Celaya, Guanajuato, zip code 38010, Mexico, for any inspection required. Part of this information is available on our website, at https://corporativo.bachoco.com.mx/inversionistas/

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

In 2018, 2017 and 2016, we recognized net foreign exchange gains of $39.3, $230.5 and $297.5 million, respectively.

As of December 31, 2018, a hypothetical increase of 10% in the exchange rate, would have resulted in an increase in the foreign currency position of $135.6 million, which represents a gain from foreign currency exchange rates. On the other hand, a decrease of 10% in the exchange rate would have resulted in a decrease in our foreign currency position of $135.6 million, which represents a loss from foreign currency exchange rates.

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

As of December 31, 2018, we had borrowings of approximately $5,037.6 million pursuant to variable rate debt instruments, representing approximately 9.5% of our total assets.

Based on our debt position on December 31, 2018, we estimate that a hypothetical increase in the interest rate of 50 basis points would increase our interest expense by $30.2 million, negatively impacting our net income by the same. Whereas, we estimate that a hypothetical decrease in the interest rate of 50 basis points, would decrease our interest expense by $30.2 million, positively impacting our net income by the same.

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

Based on our results for 2018, we estimate that a hypothetical increase in the price of corn bushel and short-ton of soybean meal of 15% would decrease the loss in our overall derivative position instruments to $2.7 million, positively affecting our results. Whereas, we estimate that a hypothetical decrease in the price of corn bushel and short-ton soybean meal of 15%, would increase the loss in our overall derivative position instruments to $0.1 million, negatively affecting our results.

Item 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities

On August 29, 2012, we issued bonds for $1,500 million through a public issuance of local bonds (“Certificados Bursátiles” or “CBs”) in the local debt capital markets for a tenor of 5 years, maturing in 2017.

The bonds issued had a 28-day TIIE interest rate plus + 0.60%. The principal of the bonds will be amortized at face value, in one payment, on the date of maturity.

This represented our first bond offering, which was distributed among a wide range of local investors. The funds obtained were utilized in accordance with the Company’s financial requirements.

This first $1,500 million bonds issuance is part of a bond issuance program for up to $5,000 million that the Company has available for issuance within the next five years, in accordance with its financial needs. These bonds were repaid in their entirety at maturity in 2017.

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

BNY Mellon has been our Depositary Bank since the day of our initial public offering of shares and continues to act in that capacity as of the date of this document. BNY Mellon is located at 240 Greenwich Street, in New York, N.Y. 10007. Below is their contact information for shareholder and proxy services:

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

Pursuant to our letter agreement with our Depositary, in 2014 we did not receive any such payment because we renegotiated our contract with BNY Mellon in August 2014 and were not be able to request this benefit until one year from the contract renewal date. In 2018 and 2017, we received a payment of US $70,000.00 (less fees) and US$70,000.00 (less fees) respectively, as payment for expenses we incurred related to the maintenance of our ADR program, including investor relations expenses and exchange application and listing fees.

Part II

Item 13.	Default, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2018. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, as of December 31, 2018, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance, that information required to be disclosed in the reports we file and submit under the Securities Exchange Act are recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the design and effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. Before 2016, in making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its original 1992 Internal Control—Integrated Framework. Beginning in 2016, in making this assessment, the Company adopted the criteria set forth by the COSO in its 2013 Internal Control—Integrated Framework.

Based on this assessment, management concluded that, as of December 31, 2018, the Company’s internal control over financial reporting is effective based on such criteria.

Our management’s assessment and conclusion on the effectiveness of our internal control over financial reporting as of December 31, 2018 includes AQF, Inc. and La Perla, which we acquired in July, 2017.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control financial reporting. During 2018, we implemented internal controls to ensure we have adequately evaluated our lease contracts and properly assessed the impact of the new IFRS 16 accounting standard to lease recognition on our financial statements to facilitate the adoption of such standard on January 1, 2019. We do not expect significant changes to our internal control over financial reporting due to the adoption of such new standard.

Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Industrias Bachoco, S.A.B. de C.V. and subsidiaries

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Industrias Bachoco, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Company and our report dated April 29, 2019, expressed an unqualified opinion on those financial statements

Basis for Opinion

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
April 29, 2019

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

AUDIT FEES OF DELOITTE

	As of December 31,
In thousands of pesos,	2018	2017
Total Fees:	$12,531	$13,242
Audit fees	10,412	12,984
Audit related fees	157	258
Other	1,963	-

Deloitte’s audit related fees in the table above are fees related to the review of transfer price studies. Deloitte’s other fees in the table above are fees related to a diagnostic of a “shared service center” for our company.

In addition to the fees for professional services paid listed in the table above, we reimbursed Deloitte for out-of-pocket expenses they incurred in connection with the performance of their audit, such as lodging and other travel related expenses of $417 and $733 in 2018 and 2017, respectively.

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

According to the New York Stock Exchange’s Listing Standards for Audit Committees of a Foreign Private Issuer, Ricardo Aguirre, a member of our audit committee, currently does not meet the independence standards set forth in Rule 10A-3(b)(1)(ii)(B) of the Exchange Act. Therefore, with respect to Mr. Aguirre, we rely on the exemption provided in Rule 10A-3(b)(1)(iv)(D) of the Exchange Act because Mr. Aguirre (i) represents the Company’s controlling shareholders, (ii) only has observer status on, and is not a voting member or the chair of, the Company’s audit committee and (iii) is not an executive officer of the Company. Our reliance on such exemption does not materially adversely affect the ability of our audit committee to act independently and to satisfy the other requirements of Rule 10A-3(b).

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

The table set below sets forth the information regarding the purchase plan approved by the Board of Directors in the three recent fiscal years.

REPURCHASE PLAN APPROVED

Year	Announced date	Expiration date	Amount	Estimate number of shares that may be purchase under the plan
2018	April 25, 2018	April 29, 2019	$568,500,000	12,000,000
2017	April 26, 2017	April 24, 2018	$494,940,000	12,000,000
2016	April 27, 2016	April 25, 2017	$449,640,000	12,000,000	(1)
(1)	The amount includes current shares in the repurchase plan.

The table below sets forth information about the repurchase of our shares on the BMV:

REPURCHASE OF SHARES IN 2018

Monthly operation of the repurchase plan in 2018	Total number of shares purchased	Average price paid per share (in pesos)	Total number of shares purchase as part of the publicly announced plan	Estimate maximum number of shares that may yet be purchased under the plan
Opening balance	0	$0	0	12,000,000
January	0	0	0	12,000,000
February	0	0	0	12,000,000
March	0	0.00	0	12,000,000
April	0	0.00	0	12,000,000
May	0	0.00	0	12,000,000
June	0	0.00	0	12,000,000
July	0	0.00	0	12,000,000
August	0	0.00	0	12,000,000
September	0	0.00	0	12,000,000
October	20,000	76.93	20,000	11,980,000
November	66,928	73.37	66,928	11,913,072
December	0	0.00	0	11,913,072
Total 2018	86,928	74.19	86,928	11,913,072

REPURCHASED OF SHARES IN 2019

Monthly operation of the repurchase plan in 2019	Total number of shares purchased	Average price paid per share (in pesos)	Total number of shares purchased as part of the publicly announced plan	Estimate maximum number of shares that may yet be purchased under the plan
Opening balance	86,928	$74.19	86,928	11,913,072
January 2019	0	0.00	0	11,913,072
February 2019	0	0.00	0	11,913,072
March 2019	0	0.00	0	11,913,072
Total as of March 31, 2019:	0	0	0	12,000,000

REPURCHASE PLAN BALANCE

Number of Shares
Total shares in the repurchase plan as of December 31, 2017	20,000
(+) Total shares purchased in 2018	86,928
(-) Total shares sold in 2018	20,000
Total shares in the repurchase plan as of December 31, 2018	86,928
(+) Total shares purchased as of April 15, 2019	0
(-) Total shares sold as of April 15, 2019	86,928
Total shares in the repurchase plan as of April 15, 2019	0

ITEM 16.F.	Changes in Registrant’s Certifying Accountant

Not applicable.

ITEM 16.G.	Corporate Governance

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

● Pursuant to our bylaws and Mexican law, our audit committee submits an annual report regarding its activities to our board of directors.

NYSE Corporate Governance Rules for Domestic Issuers	Our Corporate Governance Practices
Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from these requirements. §303A.04	We are not required to have a nominating/corporate governance committee, and it is not expressly recommended by the Mexican Code of Best Corporate Practices.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement. §303A.05	We are not required to have a compensation committee. As recommended by the Mexican Code of Best Corporate Practices, we have an evaluation mechanism for assisting the board of directors in approving executive officer compensation.

Equity compensation plans. Equity compensation plans require stockholder approval, subject to limited exemptions. §303A.08	Stockholder approval is not expressly required under Mexican law or our bylaws for the adoption and amendment of an equity-compensation plan. However, regulations of the Mexican Banking and Securities Commission require stockholder approval under certain circumstances. We currently do not have any equity-compensation plans in place.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics, which has been accepted by to our chief executive officer, chief financial officer, controller and persons performing similar functions, as well as to other officers and employees. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions. We have no such waivers in place.

ITEM 16.H.	Mine Safety Disclosure

Not applicable.

Part III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See the Audited Consolidated Financial Statements including Notes, incorporated herein by reference.

Item 19.	Exhibits

Index of Exhibits

Documents filed as exhibits to this Annual Report:

Exhibit No.	Description
1.1	An English translation of the Bylaws (estatutos sociales) of Industrias Bachoco, S.A. de C.V. dated June 29, 2007 (incorporated by reference to Exhibit 1.1 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 29, 2007 (File No. 333-07950)).

2.1	Form of Amended and Restated Deposit Agreement, among Industrias Bachoco, S.A. de C.V., the Depositary and each Owner and Beneficial Owner from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1.1 on Form F-6 filed with the U.S. Securities and Exchange Commission on August 18, 2006 (File No. 333-07480)).

2.2	Trust Agreement, dated April 1, 1995, among Banco Internacional, S.A., Institucion de Banca Multiple, Grupo Financiero Prime Internacional, as trustee, and the stockholders of the Company named therein, together with an English translation, (incorporated by reference on our registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission on August 22, 1997 (File No. 333-7472)).

2.3	Trust Agreement, dated August 20, 1997, among Banco Internacional, S.A., Institucion de Banca Multiple, Grupo Financiero Bital, as trustee, and the stockholders of the Company named therein, together with an English translation, (incorporated by reference on our registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission on August 22, 1997 (File No. 333-7472)).

8.1*	Subsidiaries of Industrias Bachoco S.A. de C.V.

12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101*	INS XBRL Instance Document

101*	SCH XBRL Taxonomy Extension Schema Document

101*	DEF XBRL Taxonomy Extension Definition Linkbase Document

101*	CAL XBRL Taxonomy Extension Calculation Linkbase Document

101*	LAB XBRL Taxonomy Extension Labels Linkbase Document

101*	PRE XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INDUSTRIAS BACHOCO, S.A.B de C.V.

By:	/s/ Daniel Salazar Ferrer
Daniel Salazar Ferrer
Chief Financial Officer

Date: April 29, 2019

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

Content

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Industrias Bachoco, S.A.B. de C.V. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Industrias Bachoco, S.A.B. de C.V. and subsidiaries (the "Company") as of December 31, 2018, 2017 and 2016, the related consolidated statements of profit and loss and other comprehensive income, changes in stockholders' equity, and cash flows, for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2019, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

México City, México

April 29, 2019

We have served as the Company's auditor since 2013.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2018, 2017 and 2016

(Thousands of pesos)

Assets	Note	2018	2017	2016

Current assets:
Cash and cash equivalents	7	$17,901,845	16,112,268	14,681,204
Investment in securities at fair value through profit or loss	8	550,068	1,127,841	970,292
Derivative financial instruments	8	6,570	-	8,308
Accounts receivable, net	9	3,486,354	3,626,878	3,629,144
Due from related parties	20	99	326	148,855
Inventories	10	4,575,596	4,727,333	3,970,688
Current biological assets	11	2,073,526	1,942,193	1,961,191
Prepaid expenses and other current assets	12	1,131,870	638,671	1,503,945
Assets held for sale	13	49,068	49,523	56,728
Total currents assets		29,774,996	28,225,033	26,930,355

Non-current assets:
Property, plant and equipment, net	14	18,018,176	17,320,041	15,081,105
Non-current biological assets	11	1,721,728	1,617,503	1,668,543
Deferred income tax	21	103,826	80,670	60,132
Goodwill	15	1,631,771	1,631,094	484,877
Intangible assets	16	949,355	1,040,042	-
Other non-current assets	17	665,742	643,006	865,454
Total non-currents assets		23,090,598	22,332,356	18,160,111

Total assets		$52,865,594	50,557,389	45,090,466

Liabilities and equity	Note	2018	2017	2016

Current liabilities:
Short-term debt	18	$3,427,820	2,852,400	1,444,800
Current portion of long-term debt	18	64,973	842,651	1,652,725
Derivative financial instruments	8	0	6,821	-
Trade payable and other accounts payable	19	5,196,347	4,740,366	4,545,177
Income tax payable	21	248,290	731,654	483,618
Due to related parties	20	147,514	55,252	189,966
Total current liabilities		9,084,944	9,229,144	8,316,286

Long term liabilities:
Long-term debt, excluding current installments	18	1,544,807	1,553,973	950,412
Deferred income tax	21	3,767,320	3,843,379	3,912,575
Employee benefits	22	302,818	252,965	195,019
Total long term liabilities		5,614,945	5,650,317	5,058,006

Total liabilities		14,699,889	14,879,461	13,374,292

Equity:
Capital stock	25	1,174,432	1,174,432	1,174,432
Share premium		414,470	414,385	414,385
Reserve for repurchase of shares		562,047	493,141	449,641
Retained earnings		34,792,320	32,367,912	28,244,970
Accumulated other comprehensive income		(307)	-	-
Foreign currency translation reserve		1,273,671	1,268,021	1,465,657
Actuarial remeasurements, net	22	(120,378)	(98,938)	(86,774)
Equity attributable to controlling interest		38,096,255	35,618,953	31,662,311

Non-controlling interest		69,450	58,975	53,863
Total equity		38,165,705	35,677,928	31,716,174

Commitments	27
Contingencies	28

Total liabilities and equity		$52,865,594	50,557,389	45,090,466

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Profit and Loss and Other Comprehensive Income

Years ended December 31, 2018, 2017 and 2016

(Thousands of pesos, except share and per share amount)

	Note	2018	2017	2016

Net revenues		$61,052,092	58,050,025	52,020,303
Cost of sales	23	(51,422,376)	(47,502,959)	(42,635,071)

Gross profit		9,629,716	10,547,066	9,385,232

General, selling and administrative expenses	23	(6,024,406)	(5,423,379)	(4,847,858)
Other income (expenses), net	30	102,660	167,642	260,202

Operating income		3,707,970	5,291,329	4,797,576

Finance income	29	1,140,749	1,087,641	969,174
Finance costs	29	(332,168)	(340,091)	(172,154)
Net finance income		808,581	747,550	797,020

Profit before income taxes		4,516,551	6,038,879	5,594,596

Income taxes	21	1,154,978	1,084,444	1,643,433

Profit for the year		$3,361,573	4,954,435	3,951,163

Other comprehensive income (loss) items:
Items that may be reclassified subsequently to profit or loss:
Currency translation effect		5,650	(197,636)	755,218
Hedge result		(307)	-	-
Items that will not be reclassified subsequently to profit or loss:
Actuarial remeasurements	22	(30,629)	(17,377)	14,888
Income taxes related to actuarial remeasurements		9,189	5,213	(4,466)
Other comprehensive income		(16,097)	(209,800)	765,640

Comprehensive income for the year		$3,345,476	4,744,635	4,716,803

Profit attributable to:
Controlling interest		$3,349,967	4,948,242	3,946,634
Non-controlling interest		11,606	6,193	4,529

Profit for the year		$3,361,573	4,954,435	3,951,163

Comprehensive income attributable to:
Controlling interest		$3,333,870	4,738,442	4,712,274
Non-controlling interest		11,606	6,193	4,529

Comprehensive income for the year		$3,345,476	4,744,635	4,716,803

Weighted average outstanding shares		599,980,734	599,997,696	599,979,844

Basic and diluted earnings per share	26	$5.58	8.25	6.58

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2018, 2017 and 2016

(Thousands of pesos)

		Attributable to controlling interest
		Capital stock		Retained earnings		Accumulated other comprehensive income
				Reserve for			Foreign	Actuarial
		Capital	Share	repurchase of	Retained	Hedge	currency	remeasurements		Non-controlling	Total
	Note	stock	premium	shares	earnings	result	translation reserve	net	Total	interest	equity

Balance at January 1, 2016		$1,174,432	414,017	777,622	24,749,616	-	710,439	(97,196)	27,728,930	50,448	27,779,378

Dividends paid	25	-	-	-	(779,960)	-	-	-	(779,960)	-	(779,960)
Dividends paid to non-controlling interest		-	-	-	-	-	-	-	-	(1,114)	(1,114)
Reserve for repurchase of shares		-	-	(328,680)	328,680	-	-	-	-	-	-
Repurchase and sale of shares	25	-	368	699	-	-	-	-	1,067	-	1,067

Comprehensive income for the year:
Profit for the year		-	-	-	3,946,634	-	-	-	3,946,634	4,529	3,951,163
Other comprehensive income		-	-	-	-	-	755,218	10,422	765,640	-	765,640

Total comprehensive income for the year		-	-	-	3,946,634	-	755,218	10,422	4,712,274	4,529	4,716,803

Balance at December 31, 2016		1,174,432	414,385	449,641	28,244,970	-	1,465,657	(86,774)	31,662,311	53,863	31,716,174

Dividends paid	25	-	-	-	(780,000)	-	-	-	(780,000)	-	(780,000)
Dividends paid to non-controlling interest		-	-	-	-	-	-	-	-	(1,081)	(1,081)
Reserve for repurchase of shares		-	-	45,300	(45,300)	-	-	-	-	-	-
Repurchase and sale of shares	25	-	-	(1,800)	-	-	-	-	(1,800)	-	(1,800)

Comprehensive income for the year:
Profit for the year		-	-	-	4,948,242	-	-	-	4,948,242	6,193	4,954,435
Other comprehensive income		-	-	-	-	-	(197,636)	(12,164)	(209,800)	-	(209,800)

Total comprehensive income for the year		-	-	-	4,948,242	-	(197,636)	(12,164)	4,738,442	6,193	4,744,635

Balance at December 31, 2017		1,174,432	414,385	493,141	32,367,912	-	1,268,021	(98,938)	35,618,953	58,975	35,677,928

Dividends paid	25	-	-	-	(852,000)	-	-	-	(852,000)	-	(852,000)
Dividends paid to non-controlling interest		-	-	-	-	-	-	-	-	(1,131)	(1,131)
Reserve for repurchase of shares		-	-	73,559	(73,559)	-	-	-	-	-	-
Repurchase and sale of shares	25	-	85	(4,653)	-	-	-	-	(4,568)	-	(4,568)

Comprehensive income for the year:
Profit for the year		-	-	-	3,349,967	-	-	-	3,349,967	11,606	3,361,573
Other comprehensive income		-	-	-	-	(307)	5,650	(21,440)	(16,097)	-	(16,097)

Total comprehensive income for the year		-	-	-	3,349,967	(307)	5,650	(21,440)	3,333,870	11,606	3,345,476
Balance at December 31, 2018		$1,174,432	414,470	562,047	34,792,320	(307)	1,273,671	(120,378)	38,096,255	69,450	38,165,705

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2018, 2017 and 2016

(Thousands of pesos)

	Note	2018	2017	2016

Cash flows from operating activities:
Profit for the year		$3,361,573	4,954,435	3,951,163
Adjustments for:
Deferred income tax recognized in profit or loss	21	(91,869)	(627,090)	382,904
Current income tax recognized in profit or loss	21	1,246,847	1,711,534	1,260,529
Depreciation	14	1,226,917	1,075,788	925,748
Intangible impairment loss	16	21,430	-	-
Loss (gain) on disposal of plant and equipment		23,227	41,890	(157,245)
Interest income	29	(1,077,507)	(857,109)	(646,334)
Interest expense	29	332,168	255,997	172,154
Unrealized foreign exchange loss on loans		43,400	82,600	270,850

Subtotal		5,086,186	6,638,045	6,159,769

Derivative financial instruments		(13,391)	15,129	(7,064)
Accounts receivable, net		200,145	162,906	(1,144,991)
Due from related parties		227	3,967	1,154
Inventories		149,738	(461,783)	(562,905)
Current and non-current biological assets		(236,179)	70,941	(539,395)
Prepaid expenses and other current assets		(493,442)	875,307	82,324
Assets held for sale		455	7,205	3,320
Trade payable and other accounts payable		457,941	(350,299)	(43,707)
Due to related parties		92,262	(134,714)	24,338
Income taxes paid		(1,787,959)	(1,405,256)	(997,028)
Employee benefits		49,853	57,946	34,801

Net cash provided by operating activities		3,505,836	5,479,394	3,010,616

Cash flows from investing activities:
Payments for acquisition of property, plant and equipment		(1,977,567)	(2,126,361)	(2,792,252)
Proceeds from sale of plant and equipment		32,455	35,175	278,340
Restricted cash		-	(24,058)	(19,236)
Investment in securities at fair value through profit or loss		577,773	(157,549)	272,322
Other assets		(27,983)	2,125	4,583
Interest collected		1,077,507	857,109	646,334
Bussiness acquisition including advance payment		-	(2,494,862)	-
Collection of principal of loans granted to related parties		-	144,562	44,513

Net cash used in investing activities		(317,815)	(3,763,859)	(1,565,396)

Cash flows from financing activities:
Payment for repurchase of shares		(6,454)	(1,800)	(4,157)
Proceeds from issuance of repurchased shares		1,887	-	5,224
Dividends paid		(852,000)	(780,000)	(779,960)
Dividends paid to non-controlling interest		(1,131)	(1,081)	(1,114)
Proceeds from borrowings		3,370,400	5,378,915	2,320,500
Principal payment on loans		(3,588,067)	(4,246,100)	(2,670,474)
Interest paid		(332,168)	(255,997)	(172,154)

Net cash (used in) provided by financing activities		(1,407,533)	93,937	(1,302,135)

Net increase in cash and cash equivalents		1,780,488	1,809,472	143,085

Cash and cash equivalents at January 1		16,088,210	14,661,968	14,020,491

Effect of exchange rate fluctuations on cash and cash equivalents		33,147	(383,230)	498,392

Cash and cash equivalents at December 31		$17,901,845	16,088,210	14,661,968

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

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

On April 12, 2019, the accompanying consolidated financial statements and related notes were authorized for issuance by the Company’s Chief Financial Officer, Mr. Daniel Salazar Ferrer, for review and approval by the Audit Committee, Board of Directors and stockholders. In accordance with Mexican General Corporate Law and the Company’s bylaws, the stockholders are empowered to modify the consolidated financial statements after their issuance should they deem it necessary.

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

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

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

When deemed relevant, certain amounts are included between parentheses as a translation into thousands of dollars, into thousands of Mexican pesos, or both, as applicable. These translations are performed for the convenience of the reader at the closing exchange rate issued by Bank of Mexico, which is $19.67, $19.66 and $20.64 pesos to one U.S. dollar as of December 31, 2018, 2017 and 2016, respectively.

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

Key sources of estimation uncertainty on the application of accounting policies

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

vi.	Expected credit losses on accounts receivable

The expected credit losses on financial assets are estimated using a provision matrix based on the Company's historical experience of credit losses, adjusted for factors that are specific to each of the Company's customer and debtor groups, general economic conditions and an assessment of both current and forecast conditions at each reporting date.

vii.	Contingencies

A contingent liability is defined as:

•	A possible obligation that arises from past events and whose existence can only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company, or

•	a present obligation that arises from past events but is not recognized because:

a.	it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or

b.	the amount of the obligation cannot be measured with sufficient reliability.

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

i. New and amended IFRS that affect reported balances and/or disclosures in financial statements

In the current year, the Company adopted a series of new and amended IFRS issued by the IASB which went into effect on January 1, 2018 as it relates to its consolidated financial statements.

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments, includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting.

The details of these new requirements, and their impact on the consolidated statements of financial position of the Company, are described below.

Classification and measurement of financial assets

All recognized financial assets that are within the scope of IFRS 9 are required to be measured subsequently at amortized cost or fair value, based on the Company's management of financial assets and the contractual cash flows characteristic of financial assets.

The Company has not made changes in the classification of financial assets based on the application of IFRS 9; therefore, the adoption of such classification and measurement provisions has not had an impact on its consolidated statements of financial position, results and other comprehensive results.

Impairment of financial assets

IFRS 9 introduces a new model of impairment of expected loss and limited changes to the requirements of classification and measurement of financial assets. Specifically, the new impairment model is based on the expected credit losses rather than the losses incurred, and will be applied to debt instruments valued at amortized cost or at fair value through other comprehensive income, leases receivable, contract asset, certain written loan commitments and financial guarantee contracts. Regarding the new fair value measurement category through other comprehensive income, the impairment provisions will be applicable to debt instruments that (i) are held within a business model whose objectives are achieved through the collection of contractual cash flows and the sale of financial assets and (ii) have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company has not identified a material impact on its financial assets from the application of the impairment provisions of IFRS 9, neither in its investment positions nor in its trade accounts receivable.

General Hedge Accounting

The new general hedge accounting requirements retain the three types of hedge accounting schemes currently available in IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an ‘economic relationship’. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management activities have also been introduced.

IFRS 15, Revenue from Contracts with Customers

Under this standard, revenue is recognized as control is passed, either over time or at a point in time.

The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. In applying the revenue model to contracts within its scope, an entity will: 1) Identify the contract with a customer; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to the performance obligations in the contract; 5) Recognize revenue when (or as of) the entity satisfies a performance obligation.

The Company conducted an analysis of revenues with customers and determined that the adoption of this standard has no impact on its consolidated financial statements.

Amendments to IFRS 2, Share-based Payment

The amendments to IFRS 2, Share-based Payment, clarify the classification and measurement of share-based payment transactions. The amendments contain clarifications and amendments addressing the accounting for cash-settled share-based payment transactions; classification of share-based payment transactions with net settlement features; and accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The adoption of these amendments had no impact on the consolidated financial statements of the Company as it does not have share-based payment plans.

IFRIC 22, Foreign Currency Transactions and Advance Considerations

The interpretation clarifies that when the entity pays or receives consideration in advance in a foreign currency, the date of transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, is the date when the anticipated consideration has been paid or received in advance, i.e. when the advance payment or the income received in advance was recognized. The adoption of this interpretation had no impact on the Company’s consolidated financial statements because it already accounts for transactions that involve the payment or receipt of advance consideration in a foreign currency in a manner that is consistent with the modifications.

Amendments IFRS 4- The application of IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts

Amendments to IFRS 4, Insurance Contracts, provide two options for entities that issue insurance contracts: i) an optional temporary exemption from applying IFRS 9 (referred to as the "deferral approach"); and ii) an option that allows entities presenting the changes in the fair value of the designated financial assets, in other comprehensive income (OCI), instead of in profit or loss (referred to as the "overlay approach"). The overlay approach will be applicable when IFRS 9 is applied for the first time. The deferral approach is effective for annual periods beginning on or after January 1, 2018 and will only be available for three years after that date. The modifications have had no impact on the Company’s consolidated financial statements.

ii. New IFRS issued but not yet effective

The Company has not applied the following new and revised IFRS that have been issued, but are not yet effective for periods beginning on January 1, 2018.

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

The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if that can be readily determined. The Company has decided to use an incremental borrowing rate.

The Company has decided to account for lease payments as an expense on a straight-line basis over the lease term for leases with a lease term of 12 months or less and containing no purchase options (this election is made by class of underlying asset); and leases where the underlying asset has a low value when new, such as personal computers or small items of office furniture.

IFRS 16 establishes different transitional provisions, the Company has chosen the modified retrospective application where the comparative period is not restated.

IFRS 16 will change the way in which the Company accounts for leases previously classified as operating leases under IAS 17, which were accounted for off-balance sheet.

In the initial application of IFRS 16, as of January 1, 2019, for all leases (except those that the Company has elected to account for as an expense), the Company:

•	Recognizes right-of-use assets and lease liabilities in the consolidated statement of financial position, initially measured at the present value of the future lease payments;

•	Recognizes depreciation of right-of-use assets and interest on lease liabilities in the consolidated statement of profit or loss;

•	Separates the total amount of cash paid into a principal portion (presented within financing activities) and interest (presented within financing activities) in the consolidated cash flow statement.

Under IFRS 16, right-of-use assets will be tested for impairment in accordance with IAS 36, Impairment of Assets. This will replace the previous requirement to recognize a provision for onerous lease contracts.

For the first time application of IFRS 16, the Company has carried out an implementation project, which has shown that the new definition in the standard will not significantly change the scope of contracts that meet the definition of a lease for the Company.

A preliminary assessment indicates that $ 18,290, monthly lease payments are related to leases other than short-term leases and leases of low-value assets, and therefore the amount to be recognized by the Company as a right-of-use asset and the corresponding liability as of January 1, 2019 will range from $900,000 to $950,000, with respect to all such leases. The effect of adoption arises from right-of-use assets and related liabilities related to leases of buildings, machinery and equipment and transport equipment. The impact on the 2019 consolidated statement of profit or loss will be comprised of an increase in the annual depreciation of approximately $193,129 and the annual interest expense of approximately $33,572.

IFRIC - 23 Uncertainty about treatment in the income tax

This interpretation deals with the determination of taxable income (loss), tax bases, unused fiscal losses, unused tax credits and tax rates, when there is uncertainty about their treatment in accordance with IAS 12. Specifically, it considers:

•	If tax treatments should be considered collectively

•	Assumptions about tax authorities’ examinations

•	The determination of taxable income (loss), tax bases, unused tax losses, unused tax credits and tax rates

•	The effects of changes in the facts and circumstances

This interpretation will be effective on January 1, 2019. The Company's management considers that the application of this interpretation will not have a significant impact on its consolidated financial statements, since its current practices for determining the effects of income taxes on its consolidated financial statements incorporate considerations similar to those set forth in the interpretation.

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

Where necessary, the financial statements of subsidiaries are adjusted to align their accounting policies with the Company’s consolidated accounting policies.

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

Certain contingent consideration payable are measured at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not re-measured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognized in profit and loss.

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

Foreign exchange gains and losses arising from amounts receivable or payable to a foreign operation, whose settlement is neither planned nor likely in the foreseeable future, are considered part of a net investment in a foreign operation and are recognized under the “other comprehensive income” account, and presented within stockholders’ equity in the foreign currency translation reserve. For the years ended December 31, 2018, 2017 and 2016 the Company did not enter into such transactions.

c)	Financial instruments

i. Financial assets

Classification of financial assets

The Company classifies and measures its financial assets under the following criteria:

•	The Company's debt instruments are subsequently measured at amortized cost if the financial asset is maintained in a business model whose objective is to hold financial assets with the objective of obtaining contractual cash flows; and the contractual terms of the financial asset give rise on specific dates to cash flows that are only principal and interest payments on the amount of the principal.

•	Furthermore, debt instruments are subsequently measured at fair value through other comprehensive income if the financial asset is maintained within a business model whose objective is met by obtaining contractual cash flows and selling financial assets; and the contractual terms of the financial asset give rise, on specific dates, to cash flows that are only principal and interest payments on the outstanding amount of the principal.

•	By default, all other financial assets are subsequently measured at fair value through profit and loss.

Recognition and derecognition of financial assets

Assets are initially recognized on the date of the contract in which the Company becomes a member of the contractual provisions of the instruments. And they are initially valued at their fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and liabilities (other than financial assets at fair value through profit or loss) are added to or reduced from the fair value of the financial assets or liabilities, where applicable, at initial recognition. Transaction costs directly attributable to the acquisition of financial assets and liabilities at fair value through profit or loss are recognized immediately in profit or loss.

All regular purchases or sales of financial assets are recognized and derecognised on a trade date. Regular purchases or sales are purchases or sales of financial assets that require the delivery of assets within the period established by the regulation or usual practices in the market.

All recognized financial assets are subsequently measured in full, either at amortized cost or fair value, according to the classification of financial assets.

Financial assets of the Company include cash and cash equivalents, investment in securities at fair value through profit or loss, derivative financial instruments and trade receivables.

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

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position solely if the Company has a legal right to offset the amounts and intends either to settle them on a net basis of financial assets and liabilities or otherwise realize the asset and settle the liability simultaneously.

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

Impairment of financial assets

As of 2018, the Company evaluates whether its financial assets accounted for at amortized cost and at fair value through other comprehensive income are impaired on the basis of losses due to expected credit losses.

The amount of expected credit losses is updated on each reporting date to reflect changes in credit risk since the initial recognition of the respective financial instrument.

The Company recognizes lifetime expected credit losses for commercial accounts receivable, contract assets and accounts receivable for leases. The expected credit losses on these financial assets are estimated using a provision matrix based on the Company's historical experience of credit losses, adjusted for factors that are specific to the debtors, the general economic conditions and management’s assessment of both the current and forecast conditions at the reporting date, including the time value of money when appropriate.

The Company considers a significant increase in credit risk to have occurred when the asset’s credit rating falls to the level of speculation, or when the rating has decreased by more than 2 levels with respect to the level at which it was acquired. Additionally, the Company considers that default has occurred when a financial asset is more than 90 days past-due, unless there is reasonable and reliable information demonstrating that a later default criterion is more appropriate.

For all other financial instruments, the Company recognizes the lifetime expected credit loss when there has been a significant increase in credit risk since the initial recognition. However, if the credit risk in the financial instrument has not increased significantly since the initial recognition, the Company measures the provision for losses for that financial instrument in an amount equal to the 12-month expected credit losses.

During 2017 and 2016, the method used to determine the impairment of financial assets was based on an incurred loss model.

ii. Financial liabilities

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

The aforementioned financial liabilities are originally recognized at fair value, plus costs directly attributable to the transaction. Subsequently, these financial liabilities are measured at amortized cost using the effective interest method or at fair value through results during their contractual term.

iii. Derivative financial instruments

The Company participates in a variety of derivative financial instruments to manage its exposure to exchange rate risks, including currency forward contracts.

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

A derivative with a positive fair value is recognized as a financial asset, while a derivative with a negative fair value is recognized as a financial liability. Derivatives are not offset in the financial statements unless the Company has both the legal right and the intention to offset. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

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

iv. Hedge Accounting

The Company designates certain derivatives as hedging instruments with respect to foreign currency risk with fair value hedges, cash flow hedges or hedges of net investments in foreign operations. Firm commitments that hedge foreign currency risk are accounted for as cash flow hedges.

At the beginning of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, together with its risk management objectives and its strategy to carry out various hedging transactions. In addition, at the beginning of the hedge and on an ongoing basis, the Company documents whether the instrument is effective to offset changes in the fair values or cash flows of the hedged item attributable to the hedged risk, which is when the hedging relationships comply with all of the following coverage effectiveness requirements:

•	There is an economic relationship between the hedging instrument and the hedged item;

•	The effect of credit risk does not dominate the value of the changes resulting from the economic relationship; and

•	The coverage ratio of the coverage ratio is the same as that resulting from the amount of the hedged item that the Company actually covers and the amount of the hedging instrument that the Company actually uses to cover that amount of the hedged item.
F-20

If the hedging instrument no longer meets the effectiveness requirement related to the hedging relationship, but the risk management objective for that designated hedging relationship remains the same, the Company adjusts the hedging relationship (that is, rebalances) so that it meets the qualification criteria again.

The Company designates the entire change in the fair value of a forward contract (that is, it includes the forward elements) as the hedging instrument for all its hedging relationships that involve forward contracts.

The Company designates only the intrinsic value of option contracts as a hedged item, that is, excluding the time value of the option. Changes in the fair value of the option are recognized in other comprehensive income and are accumulated in the cost of the hedge reserve. If the hedged item is related to the transaction, the fair value is reclassified to profit or loss when the hedged item affects the profit or loss. If the hedged item is related to the period of time, then the accumulated amount in the cost of the hedge reserve is reclassified to profit or loss in a rational manner: the Company amortizes the accumulated hedge reserve to profit or loss using the straight-line method. These reclassified amounts are recognized in profit or loss on the same line as the hedged item. If the hedged item is a non-financial item, the accumulated amount in the cost of the hedge reserve is eliminated directly from equity and is included in the initial carrying amount of the recognized non-financial item. In addition, if the Company expects that part or all of the accumulated loss in the cost of the hedge reserve will not be recovered in the future, that amount will be reclassified immediately to results.

v. Capital stock

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

Below are the estimated useful lives for 2018, 2017 and 2016:

Average useful Life
Buildings	46
Machinery and Equipment	19
Vehicles	11
Computers	8
Furniture	11

The Company has estimated the following residual values as of December 31, 2018, 2017 and 2016:

Residual Value
Buildings	9%
Machinery and Equipment	8%
Vehicles	5%
Computers	0%
Furniture	2%

e)	Goodwill

Goodwill arises as a result of the acquisition of a business over which control is obtained and is measured at cost less cumulative impairment losses; it is subject to annual tests for impairment.

f)	Intangible assets

They are mainly comprised of trade names and customer relationships derived from the acquisition of businesses in the United States of America. The cost of intangible assets acquired through a business combination represents their fair value at the acquisition date and they are recognized separately from goodwill. Subsequently, they are valued at cost minus amortization and accumulated impairment losses.

Intangible assets are classified as having a definite or indefinite life. Those with a defined life are amortized under the straight-line method during their estimated life and when there are impairment indicators, they are tested for impairment. The amortization methods and the useful life of the assets are reviewed and adjusted, if necessary, at the date of each statement of financial position. Amortization is charged to income in the general expenses category. Those with an indefinite life are not amortized, but are subject to impairment tests at least annually.

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

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets. However, when there is no reasonable certainty that ownership will be obtained at the end of the lease term, assets are depreciated over the shorter of the lease term or their useful lives. As of December 31, 2018, 2017 and 2016, the Company has not entered into any significant finance lease agreements.

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

The Company considers evidence of impairment for financial assets valued at amortized cost (accounts receivables) both individually and collectively. All individually significant receivables and other financial assets are assessed for specific impairment. Assets that are not individually significant are collectively assessed for impairment by grouping together assets with similar risk characteristics.

In assessing collective impairment, the Company follows an expected loss model and the calculation is applicable to all receivables regardless of whether or not they have objective evidence of impairment. For these estimates, management uses historical trends of probabilities of default, timeliness of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are greater or less than those implied by historical trends.

An impairment loss related to a financial asset valued at amortized cost is calculated as the difference between the carrying amount of the asset and the present value of estimated future cash flows discounted at the effective interest rate. Losses are recognized in profit and loss and reflected in an allowance account against receivables.

ii. Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than inventories, biological assets and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the asset is estimated or cash generating units, as the lowest between its value in use and the fair value less cost of sale. Goodwill and indefinite-lived intangible assets are tested annually for impairment on the same dates.

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

During 2017 and 2016 revenues from the sale of goods in the course of ordinary activities are measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenues are recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the customer, recovery of the consideration relating to the transaction is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, the discount is recognized as a reduction of revenue.

Beginning in 2018, revenues from the sale of goods in the course of ordinary activities are measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenues are recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that control over the product has been transferred to the customer. If it is probable that discounts will be granted and the amount can be measured reliably, the discount is recognized as a reduction of revenue. The Company generally does not accept sales returns. No asset is recognized for product returns, due to the fact that such products are not expected to be sold or recovered in another manner given that they are perishable. To the extent sales returns occur, the product returns are made simultaneously with the delivery and acceptance of the product (same day).

The Company has concluded that all performance obligations are satisfied at the time of delivery of the product to the customer.

The Company has a variety of credit terms for its various distribution channels, all of which have short terms, consistent with market and industry practices. Accordingly, there are no financing components. A significant portion of sales in Mexico are collected in cash on delivery.

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

Income tax expense is comprised of current and deferred tax. Current income taxes and deferred income taxes are recognized in profit and loss provided they do not relate to a business combination, or items recognized directly in equity or in other comprehensive income.

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

The Company presents information on basic and diluted earnings per share (EPS) related to its ordinary shares. Basic EPS is computed by dividing the profit and loss attributable to the holders of the Company’s common shares by the weighted average number of outstanding ordinary shares during the period, adjusted for treasury shares held. Diluted EPS is determined by adjusting the profit and loss attributable to the holders of the ordinary shares and the outstanding weighted average number of ordinary shares, adjusted for treasury shares held, for the potential dilutive effects of all ordinary shares, including convertible instruments and options on shares granted to employees. At December 31, 2018, 2017 and 2016, the Company has no potentially dilutive shares, for which reason basic and diluted EPS are the same.

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

The purchase of Acquired Co. I benefits the Company’s Poultry segment because it significantly increases OK Foods, Inc.’s product portfolio, significantly increases the client base in the United States of America and opens the opportunity for cross-sales between the clients of Acquired Co. I and OK Foods, Inc., significantly strengthening the presence of OK Foods, Inc. in the self-service channel. Regarding production activities, the acquisition increases the manual cutting process capacity, thereby reducing OK Foods, Inc.’s current cutting costs with external suppliers, and will optimize the production processes by adopting the best practices of both companies for the benefit of the operation as a whole. These benefits are not recognized separately from Goodwill because they do not meet the recognition criteria for identifiable intangible assets.

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

Costs related to acquisition.

During 2017, the Company incurred costs related to the acquisition of Acquired Co. I of $16,145 corresponding to external legal fees and due diligence costs, which are included in other expenses in the Company’s consolidated statement of profit and loss and other comprehensive income for the year ended December 31, 2017 (see note 30).

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

The bargain purchase gain arises because the net of fair value of the assets at the acquisition date exceeds the amount of the consideration transferred. The business strategies followed by the acquiree in the past resulted in a high cost structure and limited opportunity for improving profitability, resulting in a fair value of the business below that of its component parts. For this reason, a gain was recognized in other income (expense) (see note 30) in the consolidated statement of profit or loss and other comprehensive income.

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

(5)	Subsidiaries of the Company

A list of subsidiaries and the Company’s shareholding percentage in such subsidiaries as of December 31, 2018, 2017 and 2016 are presented below:

Name	Shareholding percentage in subsidiaries
		December 31,
	Country	2018	2017	2016
Bachoco, S.A. de C.V.	México	99.99	99.99	99.99
Bachoco USA, LLC. & Subsidiary	U.S.	100.00	100.00	100.00
Campi Alimentos, S.A. de C.V.	México	99.99	99.99	99.99
Induba Pavos, S.A. de C.V.	México	99.99	99.99	99.99
Bachoco Comercial, S.A. de C.V.	México	99.99	99.99	99.99
PEC LAB, S.A. de C.V.	México	64.00	64.00	64.00
Aviser, S.A. de C.V.	México	99.99	99.99	99.99
Operadora de Servicios de Personal, S.A. de C.V.	México	99.99	99.99	99.99
Secba, S.A. de C.V.	México	99.99	99.99	99.99
Servicios de Personal Administrativo, S.A. de C.V.	México	99.99	99.99	99.99
Sepetec, S.A. de C.V.	México	99.99	99.99	99.99
Wii kit RE LTD.	Bermuda	100.00	100.00	100.00
Proveedora La Perla S.A. de C.V.	México	100.00	100.00	-

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

- The main activity of Induba Pavos, S.A. de C.V. is the leasing of property, plant and equipment to its related parties.

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

a)	Operating segment information

	Year ended December 31, 2018
	Poultry	Other	Total
Net revenues	$55,308,141	5,743,951	61,052,092
Cost of sales	46,562,214	4,860,162	51,422,376
Gross profit	8,745,927	883,789	9,629,716
Finance income	1,094,377	46,372	1,140,749
Finance costs	288,703	43,465	332,168
Income before taxes	4,025,050	491,501	4,516,551
Income taxes	1,028,335	126,643	1,154,978
Net income attributable to controlling interest	2,986,328	363,639	3,349,967
Property, plant and equipment, net	16,060,590	1,957,586	18,018,176
Goodwill	1,543,755	88,016	1,631,771
Intangible assets	962,738	(13,383)	949,355
Total assets	47,205,252	5,660,342	52,865,594
Total liabilities	13,364,922	1,334,967	14,699,889
Purchases of property, plant and equipment	1,747,286	235,297	1,982,583
Depreciation and amortization	1,121,751	105,166	1,226,917

	Poultry revenues	Other revenues
Total revenues	$55,312,273	5,785,289
Intersegments	(4,132)	(41,338)
Net revenues	$55,308,141	5,743,951

	Year ended December 31, 2017
	Poultry	Other	Total
Net revenues	$52,479,393	5,570,632	58,050,025
Cost of sales	42,767,202	4,735,757	47,502,959
Gross profit	9,712,191	834,875	10,547,066
Finance income	943,477	144,164	1,087,641
Finance costs	295,011	45,080	340,091
Income before taxes	5,522,187	516,692	6,038,879
Income taxes	958,201	126,243	1,084,444
Net income attributable to controlling interest	4,558,370	389,872	4,948,242
Property, plant and equipment, net	15,464,404	1,855,637	17,320,041
Goodwill	1,543,078	88,016	1,631,094
Intangible assets	1,040,042	-	1,040,042
Total assets	45,165,551	5,391,838	50,557,389
Total liabilities	13,525,194	1,354,267	14,879,461
Purchases of property, plant and equipment	3,154,390	358,988	3,513,378
Depreciation and amortization	982,019	93,769	1,075,788

	Poultry revenues	Other revenues
Total revenues	$52,484,264	5,616,254
Intersegments	(4,871)	(45,622)
Net revenues	$52,479,393	5,570,632

	Year ended December 31, 2016
	Poultry	Other	Total
Net revenues	$46,852,482	5,167,821	52,020,303
Cost of sales	38,285,367	4,349,704	42,635,071
Gross profit	8,567,116	818,116	9,385,232
Finance income	840,640	128,534	969,174
Finance costs	149,319	22,835	172,154
Income before taxes	5,077,042	517,554	5,594,596
Income taxes	1,494,918	148,515	1,643,433
Net income attributable to controlling interest	3,578,049	368,585	3,946,634
Property, plant and equipment, net	13,478,294	1,602,811	15,081,105
Goodwill	396,861	88,016	484,877
Total assets	40,035,990	5,054,476	45,090,466
Total liabilities	11,909,391	1,464,901	13,374,292
Purchases of property, plant and equipment	2,226,493	233,251	2,459,744
Depreciation and amortization	840,624	85,124	925,748

	Poultry revenues	Other revenues
Total revenues	$46,856,888	5,214,481
Intersegments	(4,406)	(46,660)
Net revenues	$46,852,482	5,167,821

b)	Geographical information

When submitting information by geographic area, revenue is classified based on the geographic location where the Company’s customers are located. Segment assets are classified in accordance with their geographic location. Geographical information for the “Others” segment is not included below because the operations are carried out entirely within Mexico.

	Year ended December 31, 2018
	Domestic poultry	Foreign poultry	Operations between geographical segments	Total
Net revenues	$37,766,974	17,599,239	(58,072)	55,308,141
Non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and investments in insurance policies
Non-current biological assets	979,034	742,694		1,721,728
Property, plant and equipment, net	13,002,755	3,057,835	-	16,060,590
Goodwill	212,833	1,330,922	-	1,543,755
Intangible assets	-	962,738	-	962,738

	Year ended December 31, 2017
	Domestic poultry	Foreign poultry	Operations between geographical segments	Total
Net revenues	$36,013,268	16,533,664	(67,539)	52,479,393
Non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and investments in insurance policies
Non-current biological assets	899,691	717,812	-	1,617,503
Property, plant and equipment, net	12,143,632	3,320,772	-	15,464,404
Goodwill	212,833	1,330,245	-	1,543,078
Intangible assets	-	1,040,042	-	1,040,042

	Year ended December 31, 2016
	Domestic poultry	Foreign poultry	Operations between geographical segments	Total
Net revenues	$33,414,262	13,496,189	(57,969)	46,852,482
Non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and investments in insurance policies
Non-current biological assets	902,662	765,881	-	1,668,543
Property, plant and equipment, net	10,481,074	2,997,221	-	13,478,294
Goodwill	212,833	184,028	-	396,861

c)	Major Customers

In Mexico, the Company’s products are traded among a large number of customers, without significant concentration with any specific customer. Therefore, in 2018, 2017 and 2016, no customer represented over 10% of the Company’s total revenues.

As of December 31, 2018 and 2017, the Company did not have operations with an individual customer that represented a significant concentration in the United States of America. As of December 31, 2016 the Company had transactions with The Sygma Network, Inc. representing 9% of total sales outside of Mexico.

(7)	Cash and cash equivalents

The consolidated balances of cash and cash equivalents as of December 31, 2018, 2017 and 2016 are as follows:

	December 31,
	2018	2017	2016
Cash and banks	$13,566,098	15,464,312	9,890,007
Investments with maturities less than three months	4,331,423	623,898	4,771,961
Cash and cash equivalents	17,897,521	16,088,210	14,661,968

Restricted cash	4,324	24,058	19,236
Total cash and cash equivalents and restricted cash	$17,901,845	16,112,268	14,681,204

Restricted cash corresponds to the minimum margin required by the intermediary for the Company’s derivative financial instruments on commodities in order to meet future commitments that may stem from adverse market movements affecting prices on the open positions as of December 31, 2018, 2017 and 2016.

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

At December 31, 2018, 2017 and 2016, the Company has not identified embedded derivatives.

The Company’s derivative financial instruments as of December 31, 2018 meet the requirements to be treated as hedges for accounting purposes (1,500 thousand dollars of notional, other disclosures are considered non-material). During 2017 and 2016 the derivative instruments held by the Company do not meet the requirements to be treated as hedges for accounting purposes.

Management by type or risk

a)	Categories of financial assets and liabilities

The Company’s financial assets and liabilities are shown below:

	December 31,
	2018	2017	2016
Financial assets
Cash and cash equivalents	$17,901,845	16,112,268	14,681,204
Investment in securities at fair value through profit or loss	550,068	1,127,841	970,292
Other financial assets	66,177	64,629	65,509
Accounts receivable	2,444,013	2,599,208	2,524,942
Due from related parties	99	326	148,855
Long-term receivables	171,222	162,337	161,690
Derivative financial instruments	6,570	-	8,308

Financial liabilities
Financial debt	$(5,037,600)	(5,249,024)	(4,047,937)
Trade payables, sundry creditors and expenses payable	(4,593,344)	(4,163,443)	(4,095,089)
Due to related parties	(147,514)	(55,252)	(189,966)
Derivative financial instruments	-	(6,821)	-

b)	Credit risk

Credit risk is defined as the potential loss of a portfolio of an amount owed to the Company due to lack of payment from a debtor, or for breach by a counterparty with which derivative financial instruments and investment in securities transactions are conducted.

The risk management process contemplates the use of derivative financial instruments, which are exposed to a market risk, as well as counterparty risk.

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

The allowance for doubtful accounts includes trade accounts receivable that are in process of legal recovery, which amount to $142,388, $141,636 and $130,290 as of December 31, 2018, 2017 and 2016, respectively. The reconciliation of movements of the allowance for doubtful accounts, and the analysis of past-due accounts receivable but not impaired, are presented in note 9.

The Company receives credit enhancements on credit lines granted to its clients, which consist of real and personal property, such as land, buildings, houses, vehicles, letters of credit, cash deposits and others. As of December 31, 2018, 2017 and 2016, the fair value of such credit enhancements, determined by an appraisal at the time the credit lines were granted, is $572,085, $618,481 and $570,546, respectively.

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

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure, which as of the reporting date is as follows:

	December 31,
	2018	2017	2016
Cash and cash equivalents	$17,901,845	16,112,268	14,681,204
Investments in securities at fair value through profit or loss	550,068	1,127,841	970,292
Other financial assets	66,177	64,629	65,509
Accounts receivable net of guarantees received	1,986,102	2,143,390	2,264,941
Derivative financial instruments	6,570	-	8,308
	$20,510,762	19,448,128	17,990,254

c)	Liquidity risk

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

Maturity table

	December 31, 2018
	Less than 1 year	1 to 3 years	3 to 5 years
Trade payables, sundry creditors and expenses payable	$4,593,344	-	-
Due to related parties	147,514	-	-
Variable-rate maturities
In U.S. dollars	2,757,459	-	-
In pesos	735,334	44,014	1,500,793
Interest	145,860	270,977	79,719
Total financial liabilities	$8,379,511	314,991	1,580,512

	December 31, 2017
	Less than 1 year	1 to 3 years	3 to 5 years
Trade payables, sundry creditors and expenses payable	$4,163,443	-	-
Due to related parties	55,252	-	-
Derivative financial instruments	6,821	-
Variable-rate maturities
In U.S. dollars	2,752,400	-	-
In pesos	942,651	53,973	1,500,000
Interest	162,785	244,484	203,840
Total financial liabilities	$8,083,352	298,457	1,703,840

	December 31, 2016
	Less than 1 year	1 to 3 years	3 to 5 years
Trade payables, sundry creditors and expenses payable	$4,095,089	-	-
Due to related parties	189,966	-	-
Variable-rate maturities
In U.S. dollars	1,444,800	-	-
In pesos	1,652,725	950,412	-
Interest	142,100	136,859	-
Total financial liabilities	$7,524,680	1,087,271	-

At least on a monthly basis, management evaluates and advises the Board of Directors on its liquidity. As of December 31, 2018, the Company has evaluated that it has sufficient resources to meet its obligations in the short and long term; therefore, it does not consider having liquidity gaps in the future and it will not be necessary to sell assets to pay its debts at unusual discounts or at out-of-market prices.

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

As of December 31, 2018 and 2017, the Company participates in the ASERCA program as buyer of the corn and / or sorghum crops, for which the Company must prove that a risk management instrument is maintained against market price fluctuations. Based on the foregoing, the Company entered into “put” options with maturities in March 2019 and 2018, July, September and December 2018 and 2017, with companies listed on the Chicago Mercantile Exchange. As of December 2018, the gain on valuation is $217 (11 thousand dollars), during 2017, there is no gain or loss from the valuation of these instruments.

As of December 31, 2016, the Company has economic hedging positions comprised of corn long “puts” with ASERCA, maturing in March 2017, July, September and December 2017 and 2016. The gain on valuation of these instruments is $3,189 during 2016, recorded within cost of sales.

As of December 31, 2018 and 2017, there is no subsidy by ASERCA for the purchase of hedging "puts" to the consumer; however, the Company participates in the "Agriculture by Contract" program with ASERCA, where contracts for the purchase of "put" options are registered with companies listed on the Chicago market exchange and the benefit of this program is the recovery of the breach of Call hedge purchased, in turn, by the producer with ASERCA. Accordingly, as of December 31, 2018 and 2017, no benefits have been realized under this scheme.

As of December 31, 2016 the Company maintains a contractual agreement with ASERCA in which the Company will pay 80% of the option premium and ASERCA will pay the remaining 20%. In case the option is “In the Money” (Strike>Forward), the Company will recover the 80% portion paid and an additional 10% which is equivalent to 50% of the portion paid by ASERCA. Due to its nature and in accordance with IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, the portion paid by ASERCA must be recognized as income over the term of the instrument in order to match it against the costs it is intended to offset, on a systematic basis. The effect of such benefit as of December 31, 2016 is $67,080 (3,250 thousand dollars).

With respect to the risk in commodities that are not designated in a formal hedging relationship and to which the Company is exposed, sensitivity tests on corn and sorghum futures agreements are performed, considering different (bullish and bearish) scenarios. The results of these sensitivity analyses are presented in paragraph g) of this note.

ii. Chicken price risk

The Company is exposed to financial risks mainly related to changes in the price of chicken. The Company presently does not anticipate that the price of chicken decreased to a level that represents a risk to the Company in the future; therefore, as of December 31, 2018, 2017 and 2016, it has not entered into any derivative financial instrument or other agreement for managing the risk related to a decrease in chicken price.

The Company reviews chicken prices frequently in order to evaluate the need of having a financial instrument to manage the risk.

iii. Exchange risk

The Company is exposed to the effects of exchange rate volatility, mainly in relation to Mexican pesos/dollars exchange rates on the Company’s assets and liabilities, including: investments in securities and derivative financial instruments hedging commodities, which are denominated in a currency other than the Company’s functional currency. In this regard, the Company has implemented a sensitivity analysis to measure the effects that currency risk may have over the assets and liabilities described.

The Company protects itself from exchange rate risk through economic hedging with derivative financial instruments, which cover a percentage of its estimated exposure to exchange rate volatility in relation to projected sale and purchase transactions. All instruments entered into as economic hedges of foreign exchange risk have maturities of less than one year from the contract date.

As of December 31, 2018, 2017 and 2016, the Company entered into derivative financial instrument positions as economic hedges to cover exchange rate risks.

iv. Foreign currency position

The Company has financial instrument assets and liabilities denominated in foreign currency on which there is an exposure to currency risk.

Below is the foreign currency position that the Company has as of December 31, 2018, 2017 and 2016.

	December 31,
	2018		2017		2016
	Dollars	Mexican Pesos	Dollars	Mexican Pesos	Dollars	Mexican Pesos
Assets
Cash and cash equivalents	$384,119	7,555,616	325,493	6,399,186	126,395	2,608,800
Investment in securities at fair value through profit or loss	19,447	382,519	29,212	574,312	27,863	575,085
Accounts receivable	252	4,950	1,915	37,640	2,488	51,350
Total assets	403,818	7,943,085	356,619	7,011,138	156,746	3,235,235

Liabilities
Trade accounts payable	(194,701)	(3,829,765)	(154,858)	(3,044,515)	(103,854)	(2,143,547)
Financial debt	(140,186)	(2,757,459)	(140,000)	(2,752,400)	(70,000)	(1,444,800)
Total Liabilities	(334,887)	(6,587,224)	(294,858)	(5,796,915)	(173,854)	(3,588,347)
Net asset position	68,931	1,355,861	61,761	1,214,223	-	-
Net liability position	$-	-	-	-	(17,108)	(353,112)

The Company carries out a sensitivity analysis related to the potential effects of changes in exchange rates on its financial information. These results are shown in paragraph g) of this note. These analyses represent the scenarios that management considers reasonably possible of occurring.

The following is a detail of exchange rates effective during the fiscal year:

				Spot exchange rate at
	Average exchange rate			December 31,
	2018	2017	2016	2018	2017	2016
Dollars	$19.23	18.91	18.68	19.67	19.66	20.64

The exchange rate at the date of issuance of the consolidated financial statements is $18.86.

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

The table below summarizes the presents the fair value of the financial instruments that are recognized at amortized cost, together with the carrying amount included in the consolidated statement of financial position:

Liabilities recorded at amortized cost	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	2018		2017		2016
Financial debt	$5,037,600	5,037,688	5,249,024	5,255,932	4,047,937	4,062,999

f)	Fair value hierarchy

The fair value of financial assets and liabilities is determined as follows:

•	The fair value of the financial assets and liabilities that have standard terms and conditions and are traded in active liquid markets, which are determined by reference to quoted market prices (market approach), therefore, these instruments are considered Level 1 hierarchy according to the classification of fair value hierarchy described in note 2 b).

•	The fair value of derivative financial instruments of the Company (Commodities) is determined based on the futures prices of the Chicago Stock Exchange, so these instruments are considered Level 2 hierarchy.

The following table summarizes financial instruments carried at fair value:

	Level 1	Level 2	Level 3	Total
As of December 31, 2018
Investment in securities at fair value through profit or loss	$550,068	-	-	550,068
Derivative financial instruments	-	6,570	-	6,570
	$550,068	6,570	-	556,638

	Level 1	Level 2	Level 3	Total
As of December 31, 2017
Investment in securities at fair value through profit or loss	$969,309	158,532	-	1,127,841
Derivative financial instruments	-	(6,821)	-	(6,821)
	$969,309	151,711	-	1,121,020

	Level 1	Level 2	Level 3	Total
As of December 31, 2016
Investment in securities at fair value through profit or loss	$970,292	-	-	970,292
Derivative financial instruments	-	8,308	-	8,308
	$970,292	8,308	-	978,600

Information regarding the hierarchy of fair value measurements related to financial liabilities that are not carried at fair value, but for which disclosures are required, is summarized below:

	Level 1	Level 2	Level 3	Total
As of December 31, 2018
Financial debt - bank institutions	$-	(3,536,895)	-	(3,536,895)
Financial debt – debt securities	(1,500,793)	-	-	(1,500,793)
	$(1,500,793)	(3,536,895)	-	(5,037,688)

	Level 1	Level 2	Level 3	Total
As of December 31, 2017
Financial debt - bank institutions	$-	(3,749,024)	-	(3,749,024)
Financial debt – debt securities	(1,506,908)	-	-	(1,506,908)
	$(1,506,908)	(3,749,024)	-	(5,255,932)

	Level 1	Level 2	Level 3	Total
As of December 31, 2016
Financial debt - bank institutions	$-	(2,550,469)	-	(2,550,469)
Financial debt – debt securities	(1,512,530)	-	-	(1,512,530)
	$(1,512,530)	(2,550,469)	-	(4,062,999)

g)	Quantitative sensitivity measurements

The following are sensitivity analyses for the most significant risks to which the Company is exposed as of December 31, 2018, 2017 and 2016. These analyses represent the scenarios that management believes are reasonably possible of occurring in future periods and were performed in accordance with the policies of Risk Committee.

i. Derivative Financial Instruments related to exchange rate and commodities risks

As of December 31, 2018 the Company has taken positions on derivative financial instruments to hedge exchange rate risks and commodities.

A 15% increase in the Mexican peso with respect to the U.S. dollar as of the end of 2018, 2017 and 2016 would have resulted in a valuation gain of $28,767, $25,971 and $41,235 on the fair value of the Company’s exchange rate derivative financial instruments position. On the other hand, a decrease of 15% in the aforementioned rate would have resulted in an additional valuation loss during the respective periods of $48,429, $43,493 and $47,639.

The following table shows the Company’s sensitivity to an increase and decrease of 15% for 2018, 2017 and 2016 in the “bushell” price of corn and short ton price of soybeans.

	Effect of Increase			Effect of Decrease
	2018	2017	2016	2018	2017	2016
Loss (profit) for the year	$(2,665)	(16,094)	(9,085)	$105	21,229	8,785

ii. Interest rate risk

As described in Note 18, the Company has financial debt denominated in pesos and dollars, which bear interest at variable rates based on TIIE and LIBOR, respectively.

The following table shows the Company’s sensitivity to an increase and decrease of 50 basis points for 2018, 2017 and 2016, in the variable rates to which the Company is exposed.

	Effect of Increase			Effect of Decrease
	2018	2017	2016	2018	2017	2016
Loss (profit) for the year	$30,192	43,485	15,385	$(30,192)	(43,485)	(15,385)

iii. Exchange risk

As of December 31, 2018, the Company's net monetary liability position in foreign currency was $1,355,861.

The following table shows the Company’s sensitivity of an increase and decrease of 10% for 2018, 2017 and 2016, in exchange rate, which would have an effect in the result from foreign currency position.

	Effect of Increase			Effect of Decrease
	2017	2017	2016	2018	2017	2016
Loss (profit) for the year	$(135,586)	(121,422)	35,311	$135,586	121,422	(35,311)

(9)	Accounts receivable, net

As of December 31, 2018, 2017 and 2016, accounts receivable are as follows:

	December 31,
	2018	2017	2016
Trade receivables	$2,523,950	2,673,705	2,482,077
Allowance for doubtful accounts	(79,937)	(96,900)	(97,400)
Other receivables	-	22,403	140,265
Income tax receivable	114,935	57,186	115,428
Recoverable value-added tax and other recoverable taxes	927,406	970,484	988,774
	$3,486,354	3,626,878	3,629,144

Past-due but not impaired portfolio

Below is a classification of trade accounts receivable according to their aging as of the reporting date, which has not been subject to impairment:

	December 31,
	2018	2017	2016
Past due 0 to 60 days	144,604	200,413	164,458
Past due by more than 60 days	17,250	6,190	3,395
	$161,854	206,603	167,853

The Company believes that non-impaired amounts that are past-due by more than 60 days can still be collected, based on the historical behavior of payments and analysis of credit ratings of customers.

Reconciliation of movements in allowance for doubtful accounts

	2018	2017	2016
Balance as of January 1	$(96,900)	(97,400)	(81,641)
Increase in allowance	(7,862)	(14,800)	(18,405)
Amounts written off	24,826	15,287	2,818
Currency translation effect	(1)	13	(172)
Balance as of December 31,	$(79,937)	(96,900)	(97,400)

As of December 31, 2018, 2017 and 2016 the Company has receivables in legal proceedings (receivables for which legal counsel is seeking recoverability) of $142,388, $141,636 and $130,290, respectively.

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

Expected credit losses

Beginning in 2018, the Company recognizes expected credit losses for life for trade accounts receivable, which are estimated using a provision matrix based on the Company's historical experience of credit losses, adjusted for factors that are specific each of the Company’s customer and debtor groups, general economic conditions and an assessment of both the current and forecast conditions at the reporting date, including the time value of money when appropriate. During 2017 and 2016, the estimated credit losses were based on the incurred loss model.

The expected credit losses for 2018 in trade accounts receivable under IFRS 9 were estimated at $45,823, considering the balances of the portfolio and the different customer groups of the Company.

As part of the implementation analysis and once planned activities were executed, the Company decided to maintain its previously recorded estimated reserve for doubtful accounts for its subsidiaries, although such amounts were higher than the expected credit losses in 2018.

(10)	Inventories

As of December 31, 2018, 2017 and 2016, inventories are as follows:

	December 31,
	2018	2017	2016
Raw materials and by-products	$1,688,527	1,861,092	1,515,824
Medicine, materials and spare parts	903,337	820,417	808,492
Balanced feed	322,522	296,538	275,845
Processed chicken	1,548,597	1,561,912	1,154,207
Commercial eggs	52,050	46,185	37,242
Processed beef	39,709	58,563	36,599
Processed turkey	10,762	64,918	122,722
Other processed products	10,092	17,708	19,757
Total	$4,575,596	4,727,333	3,970,688

Inventory consumption for the years ended December 31, 2018, 2017 and 2016 was $40,115,184, $37,567,550 and $34,018,493, respectively.

(11)	Biological assets

For the years ended December 31, 2018, 2017 and 2016, biological assets are as follows:

	Current biological assets	Non-current biological assets	Total
Balance as of January 1, 2018	$1,942,193	1,617,503	3,559,696
Increase due to purchases	334,710	629,902	964,612
Sales	-	(119,297)	(119,297)
Net increase due to births	274,286	2,292,178	2,566,464
Production cost	33,189,920	1,729,478	34,919,398
Depreciation	-	(2,136,224)	(2,136,224)
Transfers to inventories	(33,690,071)	(2,292,178)	(35,982,249)
Other	22,488	366	22,854
Balance as of December 31, 2018	$2,073,526	1,721,728	3,795,254

	Current biological assets	Non-current biological assets	Total
Balance as of January 1, 2017	$1,961,191	1,668,543	3,629,734
Increase due to purchases	291,361	599,273	890,634
Sales	-	(87,230)	(87,230)
Net increase due to births	277,621	2,112,110	2,389,731
Production cost	30,892,045	1,532,189	32,424,234
Depreciation	-	(2,058,461)	(2,058,461)
Transfers to inventories	(31,435,017)	(2,112,110)	(33,547,127)
Other	(45,008)	(36,811)	(81,819)
Balance as of December 31, 2017	$1,942,193	1,617,503	3,559,696

	Current biological assets	Non-current biological assets	Total
Balance as of January 1, 2016	$1,651,794	1,434,131	3,085,925
Increase due to purchases	237,525	604,527	842,052
Sales	-	(109,776)	(109,776)
Net increase due to births	240,085	2,034,670	2,274,755
Production cost	29,620,380	1,515,440	31,135,820
Depreciation	-	(1,903,086)	(1,903,086)
Transfers to inventories	(29,886,985)	(2,034,670)	(31,921,655)
Other	98,392	127,307	225,699
Balance as of December 31, 2016	$1,961,191	1,668,543	3,629,734

The “Other” category includes the change in fair value of biological assets that resulted in a decrease of $22,270 in 2018, increase of $22,598 in 2017 and decrease of $18,276 in 2016, respectively.

The Company is exposed to different risks relating to its biological assets:

•	Future excesses in the offer of poultry products and a decline in the demand growth of the chicken industry may negatively affect the Company’s results.

•	Increases in raw material prices and price volatility may negatively affect the Company’s margins and results.

•	In addition, in the case of the Company’s operations in the United States of America, the cost of corn and grain may be affected by an increase in the demand for ethanol, which may reduce the market’s available corn inventory.

•	Operations in Mexico and the United States of America are based on animal breeding and meat processing, which are subject to sanitary risks and natural disasters.

•	Hurricanes and other adverse climate conditions may result in additional inventory losses and damage to the Company’s facilities and equipment.

(12)	Prepaid expenses and other current assets

As of December 31, 2018, 2017 and 2016, prepaid expenses and other current assets are as follows:

	December 31,
	2018	2017	2016
Advances to suppliers of inventories	$704,563	234,458	929,815
Prepaid expenses of services	217,074	235,652	217,244
Prepaid expenses of insurance and bonds	129,582	88,533	185,678
Other current assets	80,651	80,028	171,208
Total	$1,131,870	638,671	1,503,945

(13)	Assets held for sale

As of December 31, 2018, 2017 and 2016, assets held for sale are as follows:

	December 31,
	2018	2017	2016
Buildings	$18,920	18,920	21,551
Land	27,310	27,765	32,338
Other	2,839	2,838	2,839
Total	$49,068	49,523	56,728

The Company recognized gains (losses) on sales of these assets of (13), $2,437 and $0 during 2018, 2017 and 2016, respectively.

(14)	Property, plant and equipment

As of December 31, 2018, 2017 and 2016, property, plant and equipment are comprised as follows:

Cost	Balance as of January 1, 2018	Additions	Disposals	Currency translation effect	Balance as of December 31, 2018
Land	$1,353,643	24,400	-	47	1,378,090
Buildings and construction	11,440,284	513,033	(11,546)	1,705	11,943,476
Machinery and equipment	14,021,881	1,255,026	(96,727)	1,864	15,182,044
Transportation equipment	1,773,153	101,645	(82,543)	18	1,792,273
Computer equipment	125,991	10,441	(318)	69	136,183
Furniture	169,752	12,985	(4,258)	(24)	178,455
Leasehold improvements	2,661	1,689	-	-	4,350
Construction in progress	1,435,147	63,364	-	3,186	1,501,697
Total	$30,322,512	1,982,583	(195,392)	6,865	32,116,568

Accumulated depreciation	Balance as of January 1 2018	Depreciation for the year	Disposals	Currency translation effect	Balance as of December 31, 2018
Buildings and construction	$(5,323,314)	(221,565)	9,315	(1,261)	(5,536,825)
Machinery and equipment	(6,706,824)	(857,930)	66,578	(7,046)	(7,505,222)
Transportation equipment	(771,406)	(118,439)	60,276	(95)	(829,664)
Computer equipment	(81,504)	(16,598)	305	(237)	(98,034)
Furniture	(119,423)	(12,385)	3,218	(57)	(128,647)
Total	$(13,002,471)	(1,226,917)	139,692	(8,696)	(14,098,392)

Cost	Balance as of January 1, 2017	Additions	Disposals	Currency translation effect	Balance as of December 31, 2017
Land	$1,210,052	156,000	(8,851)	(3,558)	1,353,643
Buildings and construction	10,603,293	896,020	(3,200)	(55,829)	11,440,284
Machinery and equipment	12,035,769	2,158,477	(106,310)	(66,055)	14,021,881
Transportation equipment	1,611,153	269,462	(105,982)	(1,480)	1,773,153
Computer equipment	118,759	13,210	(3,173)	(2,805)	125,991
Furniture	174,183	19,515	(23,505)	(441)	169,752
Leasehold improvements	5,186	-	(2,525)	-	2,661
Construction in progress	1,459,682	694	(33,419)	8,190	1,435,147
Total	$27,218,077	3,513,378	(286,965)	(121,978)	30,322,512

Accumulated depreciation	Balance as of January 1 2017	Depreciation for the year	Disposals	Currency translation effect	Balance as of December 31, 2017
Buildings and construction	$(5,131,723)	(202,513)	2,074	8,848	(5,323,314)
Machinery and equipment	(6,064,744)	(735,461)	69,960	23,421	(6,706,824)
Transportation equipment	(741,253)	(111,073)	80,177	743	(771,406)
Computer equipment	(70,293)	(15,069)	3,160	698	(81,504)
Furniture	(128,959)	(11,672)	20,779	429	(119,423)
Total	$(12,136,972)	(1,075,788)	176,150	34,139	(13,002,471)

Cost	Balance as of January 1, 2016	Additions	Disposals	Currency translation effect	Balance as of December 31, 2016
Land	$1,160,809	40,398	(6,257)	15,102	1,210,052
Buildings and construction	10,017,180	423,357	(69,520)	232,276	10,603,293
Machinery and equipment	10,706,221	1,408,298	(355,957)	277,207	12,035,769
Transportation equipment	1,286,212	433,746	(114,222)	5,417	1,611,153
Computer equipment	85,842	29,702	(2,134)	5,349	118,759
Furniture	155,995	20,548	(5,183)	2,823	174,183
Leasehold improvements	8,742	-	(3,556)	-	5,186
Construction in progress	1,268,545	103,695	-	87,442	1,459,682
Total	$24,689,546	2,459,744	(556,829)	625,616	27,218,077

Accumulated depreciation	Balance as of January 1 2016	Depreciation for the year	Disposals	Currency translation effect	Balance as of December 31, 2016
Buildings and construction	$(4,942,844)	(192,810)	38,726	(34,795)	(5,131,723)
Machinery and equipment	(5,627,281)	(630,370)	297,180	(104,273)	(6,064,744)
Transportation equipment	(751,539)	(81,783)	94,872	(2,803)	(741,253)
Computer equipment	(60,198)	(10,544)	2,918	(2,469)	(70,293)
Furniture	(119,553)	(10,241)	2,038	(1,203)	(128,959)
Total	$(11,501,415)	(925,748)	435,734	(145,543)	(12,136,972)

	December 31,
Carrying amounts, net	2018	2017	2016
Land	$1,378,090	1,353,643	1,210,052
Buildings and construction	6,406,651	6,116,970	5,471,570
Machinery and equipment	7,676,822	7,315,057	5,971,025
Transportation equipment	962,609	1,001,747	869,900
Computer equipment	38,149	44,487	48,466
Furniture	49,808	50,329	45,224
Leasehold improvements	4,350	2,661	5,186
Construction in progress	1,501,697	1,435,147	1,459,682
Total	$18,018,176	17,320,041	15,081,105

Additions of property, plant and equipment in 2017 include assets acquired through business combinations of $1,132,871 that consist of the following:

Land	$133,347
Buildings and construction	500,608
Machinery and equipment	491,101
Transportation equipment	2,137
Furniture	5,679
Total	$1,132,871

Depreciation expense during the years ended December 31, 2018, 2017 and 2016 was $1,226,917, $1,075,788 and $925,748, respectively, which was charged to cost of sales and operating expenses.

(15)	Goodwill

	2018	2017	2016
Balances at beginning of the year	$1,631,094	484,877	454,295
Business combinations (Note 4)	-	1,042,163	-
Foreign currency effects	677	104,054	30,582
Balances at end of year	$1,631,771	1,631,094	484,877

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

The assumptions and balances of each cash-generating unit are as follows:

2018
Cash-generating unit	Final balance of the year	Projection period (years)	Annual discount rate (%)	Annual growth rate (%)
Bachoco - Istmo and Peninsula regions	$212,833	5	13.17%	3.00%
Campi	88,015	5	13.17%	3.00%
Ok Farms - Morris Hatchery, Inc. Arkansas	65,233	5	5.87%	0.00%
Ok Farms - Morris Hatchery Inc. Georgia	110,147	5	5.87%	0.00%
Ok Foods- Albertville Quality Foods, Inc.	1,155,543	5	5.87%	0.00%
	$1,631,771

2017
Cash-generating unit	Final balance of the year	Projection period (years)	Annual discount rate (%)	Annual growth rate (%)
Bachoco - Istmo and Peninsula regions	$212,833	5	12.52%	3.00%
Campi	88,015	5	12.52%	3.00%
Ok Farms - Morris Hatchery, Inc. Arkansas	65,200	5	6.14%	0.00%
Ok Farms - Morris Hatchery Inc. Georgia	110,091	5	6.14%	0.00%
Ok Foods- Albertville Quality Foods, Inc.	1,154,955	5	6.14%	0.00%
	$1,631,094

2016
Cash-generating unit	Final balance of the year	Projection period (years)	Annual discount rate (%)	Annual growth rate (%)
Bachoco - Istmo and Peninsula regions	$212,833	5	12.91%	2.70%
Campi	88,015	5	12.91%	2.10%
Ok Farms - Morris Hatchery, Inc. Arkansas	68,449	5	8.62%	0.00%
Ok Farms- Morris Hatchery Inc. Georgia	115,580	5	8.62%	0.00%
	$484,877

(16)	Intangible assets

The balances as of December 31, 2018 and 2017 for $949,355 and $1,040,042 are mainly comprised of trade names and customer relationships derived from the purchase transaction of the Acquired Co. I (note 4). Customer relationships are generally amortized over 15 years based on the pattern of revenue expected to be generated from the use of the asset.

Indefinite life intangible assets are initially recorded at their fair value and are not amortized, but they are reviewed for impairment at least annually or more frequently if impairment indicators arise.

During 2018, the Company decide to discontinue a product line that it was no longer producing and did not have any success in selling the trademarks associated with that line. Accordingly, an impairment charge of $11,756 in trade names was recognized. The remaining intangible assets were evaluated internally and an independent external impairment study was performed to determine the fair value. This study resulted in impairment charges of $3,535 in the trade names in addition to the amounts listed above. The total impairment charges recognized during 2018 for intangible assets were $21,430.

Intangible assets consist of the following:

	2018	2017	2016
Amortizable intangible assets
Customer relationships	$1,020,500	1,028,747	-
Accumulated amortization	(95,911)	(34,876)	-
Impairment loss	(6,139)	-	-
Total net amortizable intangible assets	918,450	993,871	-
Trade names not subject to amortization	46,196	46,171	-
Impairment loss	(15,291)	-	-
Total intangible assets	$949,355	1,040,042	-

(17)	Other non-current assets

Other non-current assets consist of the following:

	December 31,
	2018	2017	2016
Advances for purchase of property, plant and equipment	$326,676	331,691	552,417
Investments in life insurance (note 3 (l))	66,177	64,629	65,509
Security deposits	20,745	16,796	15,132
Other long-term receivable	171,222	162,337	161,690
Intangible assets in process	26,898	11,506	12,200
Other	54,024	56,047	58,506
Total non-current assets	$665,742	643,006	865,454

(18)	Financial debt

a)	Short-term financial debt is as follows:

	December 31,
	2018	2017	2016
Loan in the amount of 70,000 thousand dollars, maturing in June 2017, at LIBOR (3) rate plus 0.44 percentage points.	$-	1,376,200	-
Loan in the amount of 70,000 thousand dollars, maturing in July 2017, at LIBOR (3) rate plus 0.425 percentage points.	-	1,376,200	-
Denominated in pesos, maturing in January 2018, at TIIE (1) FIRA (2) rate plus 0.60 percentage points	-	100,000	-
Loan in the amount of 70,000 thousand dollars, maturing in June 2017, at LIBOR (3) rate plus 0.50 percentage points.	-	-	1,444,800
Denominated in pesos, maturing in January 2019, at TIIE (1) FIRA (2) rate plus 1.25 percentage points.	100,306	-	-
Loan in the amount of 140,000 thousand dollars, maturing in February 2019, at fixed rate 2.29 percentage points.	2,757,460	-	-
Denominated in pesos, maturing in February 2019, at TIIE (1) rate plus 1.25 percentage points.	300,028	-	-
Denominated in pesos, maturing in March 2019, at TIIE (1) rate plus 1.25 percentage points.	250,023	-	-
Denominated in pesos, maturing in May 2019, at TIIE (1) rate plus 0.40 percentage points.	20,003	-	-
Total short-term debt	$3,427,820	2,852,400	1,444,800

The annual weighted average interest rate of short-term loans denominated in pesos for 2018 and 2017 was 9.14% and 8.06%, respectively, and during 2016, no short-term debt denominated in pesos was contracted. The average interest rate for loans outstanding as of December 31, 2018 and 2017 was 9.15% and 8.06%, respectively.

The annual weighted average interest rate of short-term loans denominated in dollars for the years 2018, 2017 and 2016 was 2.26%, 1.22% and 1.04%, respectively. The average interest rate for loans outstanding as of December 31, 2018, 2017 and 2016 was 2.29%, 1.57% and 1.05%, respectively.

(1)	TIIE (for its acronym in Spanish) = Interbank Equilibrium Rate
(2)	FIRA (for its acronym in Spanish) = Agriculture Trust Funds
(3)	LIBOR= London Interbank Offered Rate

b)	Long-term debt consists of the following:

	December 31,
	2018	2017	2016
Denominated in pesos, maturing in September 2017, at TIIE (1) rates plus 0.63 percentage points.	$-	-	98,000
Denominated in pesos, maturing in 2017 and 2018, at TIIE (1) FIRA (2) rates less 0.25 percentage points.	-	553,651	603,739
Denominated in pesos, maturing in 2018, at TIIE (1) FIRA (2) rates less 0.60 percentage points.	-	289,000	293,400
Denominated in pesos, maturing in 2019, at TIIE (1) FIRA (2) rates plus 0.25 percentage points.	53,980	53,973	53,978
Denominated in pesos, maturing in 2019, at TIIE (1) FIRA (2) rates plus 0.50 percentage points.	-	-	54,000
Denominated in pesos, maturing in 2023, at TIIE (1) FIRA (2) plus 0 percentage points.	55,007	-	-
Debt securities (subsection (d))	-	-	1,500,000
Debt securities (subsection (d))	1,500,793	1,500,000	-
Total	1,609,780	2,396,624	2,603,137
Less current maturities	(64,973)	(842,651)	(1,652,725)
Long-term debt, excluding current maturities	$1,544,807	1,553,973	950,412

The annual weighted average interest rate on long-term debt for 2018, 2017 and 2016 was 8.42%, 7.72% and 4.04%, respectively. The average rate for outstanding loans as of December 31, 2018, 2017 and 2016 was 8.46%, 7.48% and 5.63%, respectively.

(1) TIIE (for its acronym in Spanish) = Interbank Equilibrium Rate

(2) FIRA (for its acronym in Spanish) = Trust Established in Relation to Agriculture

During 2018 and 2017 the Company did not make early payments on its long-term debt, during 2017 the Company made early payments on its long-term debt of $53,900, the Company did not make early payments on its long-term debt.

As of December 31, 2018, 2017 and 2016, unused lines of credit amounted to $5,723,011, $7,031,813 and $5,551,263, respectively. In all such years, the Company did not pay any fee for undrawn balances.

c)	Maturities of long-term debt, excluding current maturities, as of December 31, 2017, are as follows:

Year	Amount
2019	$1,807
2020	12,000
2021	12,000
2022	1,512,000
2023	7,000
1,544,807

Interest expense on total loans during the years ended December 31, 2018, 2017 and 2016, amounted to $185,913, $188,597 and $129,769, respectively.

Certain bank loans establish certain affirmative and negative covenants, as well as the requirement to maintain certain financial ratios, which have been met as of December 31, 2018, among which are:

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

e)	Reconciliation of liabilities arising from financing activities

	December 31,
	2018	2017
Balance as of January 1	$5,249,024	4,047,937
Changes that represent cash flows
Proceeds from borrowings	3,370,400	5,378,915
Principal payment on loans	(3,588,067)	(4,246,100)
Changes that do not represent cash flows
Others	6,243	68,272
Balance as of December 31	$5,037,600	5,249,024

(19)	Trade accounts and other accounts payable

	December 31,
	2018	2017	2016
Trade payables	$3,996,014	3,684,220	3,646,410
Sundry creditors and expenses payable	597,330	479,223	448,679
Provisions	103,494	103,474	105,434
Statutory employee profit sharing	68,432	42,940	42,134
Retained payroll taxes and other local taxes	259,828	241,739	214,558
Direct employee benefits	160,431	171,784	76,721
Interest payable	10,728	16,904	11,160
Others	90	82	81
	$5,196,347	4,740,366	4,545,177

Note 8 discloses the Company’s exposure to the exchange and liquidity risks related to trade accounts payable and other accounts payable.

In December 2009, the Mexican Federal Competition Agency (CFC, for its Spanish acronym) released a news report in which it announced an investigation on the Mexican poultry industry in reference to possible monopolistic practices. As a result of this investigation, CFC imposed several fines to the Company for supposedly having certain practices where the price of chicken was manipulated. Although the Company and its legal advisors considered that the interposed legal processes were well sustained and attended, a provision that was considered adequate was recognized. During 2016 these judgments were concluded in favor of the Company's interests, for which reason the provision recorded for this purpose was canceled.

Additionally, the National Water Commission (CNA, for its Spanish acronym) imposed credits and fines to the Company for supposed infractions made by the Company in water administration for exploitation of livestock. The Company has recognized a provision for the amount that it expects to be probable to pay.

Bachoco USA, LLC. is involved in claims with the United States of America Department of Labor and the Unites State Immigration and Customs Enforcement, and various other matters related to its business, including workers’ payment claims and environmental issues. As of December 31, 2018, 2017 and 2016, the Company has recorded provisions of $39,340 (2,000 thousand dollars), $39,320 (2,000 thousand dollars) and $41,280 (2,000 thousand dollars) for estimated probable payments.

(20)	Transactions and balances with related parties

(a)	Transactions with management

Compensation

The following table shows the compensation paid to the directors and executives for services provided in their respective positions for the years ended December 31, 2018, 2017 and 2016:

	December 31,
	2018	2017	2016
Compensation	$61,189	56,201	53,531

(b)	Transactions with other related parties

Below is a summary of the Company’s transactions and balances with other related parties, which are comprised of affiliates that are under common control:

i. Revenues

	Transaction value			Balance as of
	December 31,			December 31,
	2018	2017	2016	2018	2017	2016
Sales of products to:
Vimifos, S.A. de C.V.	$8,812	47,344	41,715	$99	326	4,261
Frescopack, S.A. de C.V.	-	10	66	-	-	32
Taxis Aéreos del Noroeste, S.A. de C.V.	28	1,013	1,927	-	-	144,562
	$8,840	48,367	43,708	$99	326	148,855

The balance of Taxis Aéreos del Noroeste, S.A. de C.V. as of December 31, 2016 for $144,562 corresponds to a loan that bears interest and is due in the short term.

ii. Expenses and balances payable to related parties

	Transaction value			Balance as of
	December 31,			December 31,
	2018	2017	2016	2018	2017	2016
Purchases of food, raw materials and packing supplies
Vimifos, S.A. de C.V.	$557,490	392,226	554,282	$103,371	12,830	126,396
Frescopack, S.A. de C.V.	193,396	179,357	137,752	28,951	29,537	35,931
Pulmex 2000, S.A. de C.V.	37,794	26,700	41,122	5,227	8,138	7,528
Qualyplast, S.A. de C.V.	230	95	193	41	-	64
Purchases of vehicles, tires and spare parts
Maquinaria Agrícola, S.A. de C.V.	$-	793	34,446	64	64	1,898
Llantas y Accesorios, S.A. de C.V.	38,581	35,225	29,457	3,374	4,207	3,449
Autos y Accesorios, S.A. de C.V.	18,776	24,645	40,575	4,712	57	1,985
Autos y Tractores de Culiacán, S.A. de C.V.	17,671	14,037	39,504	1,486	79	5,298
Camiones y Tractocamiones de Sonora, S.A. de C.V.	19,490	85,448	153,802	216	172	6,137
Agencia MX-5, S.A de C.V.	47	15	25	7	4	2
Alfonso R. Bours, S.A. de C.V.	307	428	394	40	95	94
Cajeme Motors S.A. de C.V.	30	29	7,974	5	1	710
Airplane leasing expenses
Taxis Aéreos del Noroeste, S.A. de C.V.	$8,368	7,854	7,739	20	68	474
				$147,514	55,252	189,966

As of December 31, 2018, 2017 and 2016, balances payable to related parties correspond to current accounts denominated in pesos that bear no interest and are payable on a short-term basis.

(21)	Income Tax

Under the tax legislation in Mexico and the United States of America in effect through December 31, 2018, entities are subject to pay Income Tax (ISR, by its Spanish acronym).

a)	ISR

The Company and each of its subsidiaries file separate income tax returns (including its foreign subsidiary, which files income tax returns in the United States of America, based on its fiscal year ending in April of every year). For the years ended December 31, 2018, 2017 and 2016, the applicable rate under the general tax regime in Mexico is 30%; this rate will be applicable in future years as well. The applicable rate during 2017 and 2016 for the Company’s US subsidiary is 35% (plus state and federal taxes) and as of January 1, 2018 the rate is 21% (plus state and federal taxes).

As of December 31, 2018, 2017 and 2016, BSACV, the Company’s primary operating subsidiary is subject to the agriculture, cattle-raising, forestry and fishing regime of the ISR law, which is applicable to entities exclusively dedicated to such activities. The ISR Law establishes that such activities are exclusive when no more than 10% of an entity’s total revenues are generated from something other than those activities or from industrialized products.

b)	Tax charged to profit and loss

For the years ended December 31, 2018, 2017 and 2016, the income tax (benefit) expense included in profit and loss is as follows:

	December 31
	2018	2017	2016
Operation in Mexico:
Current ISR	$1,242,553	1,512,721	1,215,171
Deferred ISR	(33,718)	(157,646)	264,086
	1,208,835	1,355,075	1,479,257
Foreign operation:
Current ISR	4,294	198,813	45,358
Deferred ISR	(58,151)	(469,444)	118,818
Total ISR expense	$1,154,978	1,084,444	1,643,433

Total income tax expense

The income tax expense attributable to income before income taxes differed from the amount computed by applying the ISR rate of 30% in 2018, 2017 and 2016 due to the items listed below:

	December 31,
	2018		2017		2016
	ISR	Percentage	ISR	Percentage	ISR	Percentage

Expected expense	$1,354,965	30%	$1,811,667	30%	$1,678,379	30%
Increase (decrease) resulting from:		-
Net effects of inflation	(276,758)	(6)%	(329,516)	(5)%	(144,611)	(2)%
(Non-taxable income) Non-deductible expenses	16,648	0%	88,330	1%	14,550	0%
Effect of rate difference of foreign subsidiary	(16,572)	(0)%	702	0%	21,979	0%
Effect from non-deductible employee benefits	90,820	2%	83,953	1%	71,868	1%
Effect of change of income tax rate in the United States of America	-	-	(443,104)	(7)%	-	-
Cancellation of loss by acquisition	-	-	(129,036)	(2)%	-	-
Other	(14,126)	(0)%	1,448	0%	1,268	0%
Income tax expense	$1,154,978	26%	$1,084,444	18%	$1,643,433	29%

c)	Deferred income tax

The Company and each one of its subsidiaries determine the deferred taxes that are reflected at a consolidated level on stand-alone basis. BSACV, the main operating subsidiary of the Company, is subject to tax payment under the agriculture, cattle-raising, forestry and fishing regime, in which the tax base for ISR is determined on collected revenues minus paid deductions.

The tax effects of temporary differences, tax losses and tax credits that give rise to significant portions of deferred tax assets and liabilities as of December 31, 2018, 2017 and 2016 are detailed below:

	December 31,
	2018	2017	2016
Deferred tax assets
Accounts payable	$27,738	16,404	831
Employee benefits	53,398	45,519	42,221
PTU payable	20,536	12,917	12,700
Tax loss carryforwards	-	-	2,760
Other provisions	2,205	7,025	1,754
Total deferred tax assets	103,877	81,865	60,266

Deferred tax liabilities
Property, plant and equipment	51	59	82
Prepaid expenses	-	1,136	52
Total deferred tax liabilities	51	1,195	134
Net deferred tax assets	103,826	80,670	60,132

	December 31,
	2018	2017	2016
Deferred tax assets
Accounts payable	$1,483,275	1,170,771	964,676
Tax loss carryforwards	59,883	22,013	676
Goodwill	3,879	7,562	19,846
Other provisions	76,025	54,020	24,049
Total deferred tax assets	1,623,062	1,254,366	1,009,247

Deferred tax liabilities
Inventories	1,639,156	1,601,498	1,612,890
Accounts receivable	366,825	421,191	438,146
Property, plant and equipment	2,503,172	2,428,358	2,566,002
Prepaid expenses	647,480	392,800	302,958
Intangible assets	233,749	253,898	-
Derivative financial instruments	-	-	1,826
Total deferred tax liabilities	5,390,382	5,097,745	4,921,822
Net deferred tax liability	$3,767,320	3,843,379	3,912,575

d)	Unrecognized deferred tax liabilities

Deferred taxes related to investments in subsidiaries have not been recognized as the Company is able to control the moment of the reversal of the temporary difference, and the reversal is not expected to take place in the foreseeable future. Deferred income tax on investments in subsidiaries not recognized as of December 31, 2018, 2017 and 2016 amounts to $2,049,327, $2,587,954 and $1,962,545, respectively. The Company's policy has been to distribute accounting profits when the respective taxes have been paid and in the case of foreign profits, such tax may be duly credited in Mexico.

e)	Movement in temporary differences during the fiscal year

	January 1, 2018	Recognized in profit and loss	Acquired or/ Recognized directly in equity	December 31, 2018
Accounts payable	$(1,187,175)	(323,784)	(54)	(1,511,013)
Employee benefits	(45,519)	(1,317)	(6,562)	(53,398)
PTU payable	(12,917)	(7,619)	-	(20,536)
Tax loss carryforwards	(22,013)	(37,004)	(866)	(59,883)
Other provisions	(61,045)	(17,240)	55	(78,230)
Goodwill	(7,562)	3,604	79	(3,879)
Intangible assets	253,898	(19,825)	(324)	233,749
Inventories	1,601,498	37,319	339	1,639,156
Accounts receivable	421,191	(54,366)	-	366,825
Property, plant and equipment	2,428,417	74,819	(13)	2,503,223
Prepaid expenses	393,936	253,544	-	647,480
Net deferred tax liability	$3,762,709	(91,869)	(7,346)	3,663,494

	January 1, 2017	Recognized in profit and loss	Acquired or/ Recognized directly in equity	December 31, 2017
Accounts payable	$(965,507)	(223,640)	1,972	(1,187,175)
Employee benefits	(42,221)	1,915	(5,213)	(45,519)
PTU payable	(12,700)	(217)	-	(12,917)
Tax loss carryforwards	(3,436)	(18,577)	-	(22,013)
Other provisions	(25,803)	(35,577)	335	(61,045)
Goodwill	(19,846)	10,895	1,389	(7,562)
Intangible assets	-	-	253,898	253,898
Inventories	1,612,890	(82,523)	71,131	1,601,498
Accounts receivable	438,146	(16,955)	-	421,191
Property, plant and equipment	2,566,084	(351,511)	213,844	2,428,417
Prepaid expenses	303,010	90,926	-	393,936
Derivative financial instruments	1,826	(1,826)	-	-
Net deferred tax liability	$3,852,443	(627,090)	537,356	3,762,709

	January 1, 2016	Recognized in profit and loss	Acquired or/ Recognized directly in equity	December 31, 2016
Accounts payable	$(1,093,909)	134,658	(6,256)	(965,507)
Employee benefits	(32,572)	(14,115)	4,466	(42,221)
PTU payable	(9,516)	(3,184)	-	(12,700)
Tax loss carryforwards	(11,317)	7,881	-	(3,436)
Other provisions	(6,846)	(18,200)	(757)	(25,803)
Goodwill	(22,326)	6,272	(3,792)	(19,846)
Inventories	1,400,793	167,441	44,656	1,612,890
Accounts receivable	382,182	55,964	-	438,146
Property, plant and equipment	2,356,019	93,752	116,313	2,566,084
Prepaid expenses	353,260	(50,250)	-	303,010
Derivative financial instruments	(859)	2,685	-	1,826
Net deferred tax liability	$3,314,909	382,904	154,630	3,852,443

f)	Tax on assets and tax loss carryforwards

As of December 31, 2018, tax loss carryforwards expire as shown below. Amounts are indexed for inflation as permitted by Mexican income tax law:

	Amount as of December 31, 2018
Year	Tax loss carryforwards	Year of expiration / maturity
2017	$58,710	2027
2018	196,197	2028
	$254,907

(22)	Employee benefits

a)	Employee benefits in Mexico

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

When an employee retires from the Company he/she has the right to receive the contribution he/she has made to the plan, and i) if the employee retires between the first and the 4.99 year of services (4 year of services during 2015), he/she does not have the right to receive the contribution made by the Company, ii) if he/she retires on the fifth year of services he/she has the right to receive 50% of the contributions made by the Company and, for each additional service year, the employee has the right to receive an additional 10% of the contributions made by the Company. The expenses for paid contributions to defined contribution plans, other than those mandated by Mexican law, were $0, $0 and $1,597, in 2018, 2017 and 2016, respectively.

The Company makes payments equivalent to 2% of the integrated wage of its workers to the defined contribution plan for the retirement saving fund system established by Mexican law. The expense for this concept was $62,028, $56,063 and $50,047, in 2018, 2017 and 2016, respectively.

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

Additionally, according to the Mexican Federal Labor Law, the Company is obligated to pay a seniority premium as a retirement benefit if an employee retires and has of least 15 years of services, which consists of a sole payment of 12 days for each worked year based on the last wage, limited to the two minimal wages established by law.

The Company recognizes constructive obligations from past practices. Such constructive obligations are associated with service time the employee has worked for the Company. The payment of this benefit is disbursed in a single installment at the time the employee voluntarily stops working for the Company. As of 2018 this obligation is only recognized for directors and executives.

The plans in Mexico expose the Company to actuarial risks such as interest rate risk, longevity risk and salary risk:

Interest risk	A decrease in the interest rate for the governmental bonds will increase the plan’s liability.

Longevity risk	The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability.

Salary risk	The present value of the defined benefit plan liability is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plan’s liability.

The projected net liability presented on the consolidated statements of financial position is as follows:

	December 31,
	2018	2017	2016
Present value of unfunded obligations	$302,818	252,965	195,019
Present value of funded obligations	197,254	259,245	267,535
Total present value of benefit obligations (PBO)	500,072	512,210	462,554
Plan assets at fair value	(197,254)	(259,245)	(267,535)
Projected liability, net	$302,818	252,965	195,019

i. Composition and return of plan assets

	Actual return of the plan assets			Composition of the plan assets
	2018	2017	2016	2018	2017	2016
Fixed income securities	5.10%	7.18%	7.16%	67%	61%	64%
Variable income securities	(10.95)%	12.78%	10.07%	33%	39%	36%
Total				100%	100%	100%

ii. Movements in the present value of defined benefit obligations (PBO)

	2018	2017	2016
PBO as of January 1	$462,986	462,554	447,099
Benefits paid by the plan	(38,393)	(32,940)	(26,031)
Service cost	28,084	28,968	29,604
Interest cost	41,410	40,170	34,857
Actuarial (gains) losses recognized in other comprehensive income	494	13,458	(24,827)
Past service cost – plan amendments	5,491	-	1,852
PBO as of December 31	$500,072	512,210	462,554

iii. Movements in the fair value of plan assets

	2018	2017	2016
Plan assets at fair value as of January 1	$259,245	267,535	286,881
Transfer of assets to fund defined contribution benefit plan	(38,327)	(10,664)	(25,600)
Benefits paid by the plan	(16,772)	(17,049)	(9,457)
Expected return on plan assets	23,244	23,342	25,650
Actuarial losses in other comprehensive income	(30,136)	(3,919)	(9,939)
Fair value of plan assets as of December 31	$197,254	259,245	267,535

iv. Expense recognized in profit and loss

	2018	2017	2016
Current service cost	$28,084	28,968	29,604
Interest cost, net	18,166	16,828	9,207
	$46,250	45,796	38,811

v. Actuarial gains and (losses)

	2018	2017	2016
Amount accumulated as of January, 1	$(140,617)	(123,240)	(138,128)
Recognized during the year	(30,630)	(17,377)	14,888
Amount accumulated as of December, 31	$(171,247)	(140,617)	(123,240)

vi. Actuarial assumptions

Primary actuarial assumptions at the consolidated financial statements date (expressed as weighted averages) are as follows.

	2018	2017	2016
Discount rate as of December, 31	10.50%	9.25%	9.00%
Rate for future salary increases	4.50%	4.50%	4.50%
Social security wage increase rate	3.50%	3.50%	3.50%

The assumptions related to mortality are based on statistics and experiences over the Mexican population. The average expected life of an individual that retires at 65 years of age is 17.13 years for men and 10.92 years for women (Experience Chart of Demographic Mortality for Active EMSSA 1997).

vii. Historical information

	December 31,
	2018	2017	2016
Present value of defined benefit obligation	$500,072	512,210	462,554
Plan assets at fair value	(197,254)	(259,245)	(267,535)
Plan deficit	$302,818	252,965	195,019
Experience adjustments arising from plan liabilities	$494	13,458	(24,827)
Experience adjustments arising from plan assets	$(30,136)	(3,919)	(9,939)

viii. Sensitivity analysis of the defined benefits obligations as of December 31, 2018, 2017 and 2016

2018	Pension plan	Seniority premium	Constructive obligation	Total PBO
Discount rate 10.50%	(358,635)	(119,973)	(21,464)	(500,072)
Rate increase (+ 1%)	(313,585)	(109,872)	(20,258)	(443,715)
Rate decrease (- 1%)	(364,699)	(121,572)	(21,649)	(507,920)

2017	Pension plan	Seniority premium	Constructive obligation	Total PBO
Discount rate 9.25%	(343,485)	(99,735)	(68,990)	(512,210)
Rate increase (+ 1%)	(314,460)	(94,308)	(65,113)	(473,881)
Rate decrease (- 1%)	(377,114)	(105,810)	(73,338)	(556,262)

2016	Pension plan	Seniority premium	Constructive obligation	Total PBO
Discount rate 9.00%	(308,885)	(93,877)	(59,792)	(462,554)
Rate increase (+ 1%)	(280,316)	(88,657)	(56,237)	(425,210)
Rate decrease (- 1%)	(312,017)	(99,733)	(63,796)	(475,546)

ix. Expected cash flows

Total
2019-2029	$482,775

x. Future contributions to the defined benefits plan

The Company does not expect to make contributions to the defined benefit plans in the following financial year.

b)	Foreign employee benefits

Defined contribution plans

Bachoco USA, LLC. (foreign subsidiary) has a defined contribution retirement 401(k) plan, covering all employees who meet certain eligibility requirements. The Company contributes to the plan at the rate of 50% of employee’s contributions up to a maximum of 2% of the individual employee’s contribution. The cumulative contribution expense for this plan was $12,999, $11,497 and $10,909 for the year ended December 31, 2018, 2017 and 2016, respectively.

Equity-based compensation

Bachoco USA, LLC. has a deferred payment agreement with certain key employees. Amounts payable under this plan are vested after 10 years from the date of the agreement. The benefit value of each unit is equal to the increase in the initial book value from the date of the agreement to the conclusion of the vesting period. Under the agreement, 26,000 units were outstanding as of December 31, 2018, 2017 and 2016, all of which were fully vested. The total liability under this plan totaled $20,922, $3,378 and $3,337 as of December 31, 2018, 2017 and 2016, respectively. No expense was recognized for this plan for the year ended December 31, 2018, 2017 and 2016.

c)	PTU

Industrias Bachoco, S.A.B de C.V. and BSACV has no employees. Each of the subsidiaries of the Company that has employees in Mexico is required under Mexican laws to pay employees, in addition to their payment and benefits, statutory employee profit sharing in an aggregate amount equal to 10% of each subsidiary’s taxable income. The accrued liability as of December 31, 2018, 2017 and 2016 is shown in note 19, Trade payable and other accounts payable.

(23)	Costs and expenses by nature

	2018	2017	2016
Cost of sales	$51,422,376	47,502,959	42,635,071
General, selling and administrative expenses	6,024,406	5,423,379	4,847,858
Total costs and expenses	$57,446,782	52,926,338	47,482,929

Inventory consumption	$40,115,184	37,567,550	34,018,493
Wages and salaries	7,348,795	6,605,584	5,971,382
Freight	4,809,678	4,176,508	3,712,349
Maintenance	1,719,907	1,471,392	1,292,763
Other utility expenses	1,591,920	1,334,339	1,005,570
Depreciation	1,226,917	1,075,788	925,748
Leases	453,162	416,437	403,116
Other	181,219	278,740	153,508
Total	$57,446,782	52,926,338	47,482,929

(24)	Operating leases

Company as lessee

The Company has entered into operating leases for certain offices, production facilities, and automotive and computer equipment. Some leases contain renewal options. These agreements have terms between one and five years.

	2018	2017	2016
Lease expenses	$453,162	416,437	403,116

The amount of annual rentals payable, arising from lease agreements for the following five years is as follows:

2019	$117,496
2020	103,347
2021	97,548
2022	70,956
2023	50,751

(25)	Stockholders’ equity and reserves

a)	Capital risk management

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

During 2018, 2017 and 2016 these ratios were below the thresholds established by the Company’s Risk Committee.

b)	Common stock and premiums

As of December 31, 2018, 2017 and 2016, the Company’s capital stock is represented by 600,000,000 Series “B” registered shares with a par value of $1 peso per share.

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

Based on the information provided to the Company, as of December 31, 2018, stockholders with 1% or more interest in the Company, in addition to the family trusts, are as follows:

	Shares	Position
Renaissance Technologies LLC	7,559,952	1.26%

c)	Other comprehensive income items

i. Foreign currency translation reserve

This concept is related to the translation of the Company’s U.S. operations from their functional currency (U.S. dollar) to the reporting currency, the Mexican peso.

ii. Actuarial remeasurements

Actuarial remeasurements are recognized as other components of comprehensive income and are related to variations in actuarial assumptions that generate actuarial gains or losses as well as adjust the actual yields from plan assets from the net interest cost calculated over the net defined benefits liability balance. Actuarial remeasurements are presented net of income tax within other comprehensive income in the consolidated statement of changes in stockholders’ equity, the amount of these actuarial remeasurements net of taxes as of December 31, 2018, 2017 and 2016 amounts to $120,378, $98,938 and $86,774, which includes a deferred tax effect of $50,867, $41,679 and $36,466, respectively.

d)	Reserve for repurchase of shares

In 1998, the Company approved a stock repurchase plan in conformity with the Mexican Securities Trading Act and created a reserve for that purpose of $180,000 charged to retained earnings in such year.

On April 25, 2018, pursuant to a resolution at the General Ordinary Stockholders’ Meeting, an amount of $568,500 was approved to be used in the reserve for acquisition own shares.

The following table shows the movements of the reserve for acquisition of shares during the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
Balance as of January 1	20,000	-	10,000
(+) Total shares purchased	86,928	20,000	100,157
(-) Total shares sold	(20,000)	-	(110,157)
Balance as of December 31	86,928	20,000	-

The net amount of repurchase and treasury share sale transactions gave rise to additional paid in capital of $85, loss of ($1,800), and gave rise to additional paid in capital of $368 during the years ended December 31, 2018, 2017 and 2016, respectively, recognized within equity.

As of December 31, 2018, the Company has 86,928 treasury shares.

e)	Dividends

During the years ended December 31, 2018, 2017 and 2016, the Company has declared and paid the following dividends:

On April 25, 2018, the Company declared a payment of dividends in cash at nominal value of $852,000 or $1.42 pesos per outstanding share. The payment was made in two equal installments, on May 11 and July 6, 2018.

On April 26, 2017, the Company declared a payment of dividends in cash at nominal value of $780,000 or $1.30 pesos per outstanding share. The payment was made in two equal installments, on May 11 and July 6, 2017.

On April 27, 2016, the Company declared a payment of dividends in cash at nominal value of $780,000 or $1.30 pesos per outstanding share, from which there is a reduction of $40 for the dividend corresponding to repurchased shares. The payment was made in two equal installments, on May 12 and July 7, 2016.

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

The Company obtains most of its revenue and net income from BSACV. For fiscal years 2018, 2017 and 2016, net income of BSACV, accounted for 63%, 63% and 65%, respectively, of consolidated net income. Dividends for which BSACV pays ISR will be credited to the Company’s CUFIN account, and accordingly, any future liabilities arising from ISR will be incurred when such amounts are distributed as dividends to the stockholders.

f)	Tax balances of stockholders’ equity

CUFIN	Balance as 2013	Balance from 2014	Total
IBSA individual	$7,221,441	7,732,775	14,954,216
IBSA Consolidated	7,595,797	15,170,021	22,765,818

The restated amount as of December 31, 2018 on tax bases of the contributions made by stockholders (CUCA), totaling $2,971,796, may be refunded to them tax-free, to the extent that such amount is the same or higher than equity.

(26)	Earnings per share

The basic and diluted earnings per share for the years ended December 31, 2018, 2017 and 2016 are $5.58, $8.25 and $6.58, respectively. The calculation of earnings per share was based on income attributable to ordinary stockholders of $3,349,967, $4,948,242 and $3,946,634 for the years ended December 31, 2018, 2017 and 2016, respectively.

The average weighted number of common outstanding in 2018, 2017 and 2016 was 599,980,734, 599,997,696 and 599,979,844 shares, respectively.

The Company has no ordinary shares with potential dilutive effects.

(27)	Commitments

•	Bachoco USA, LLC has self-insurance programs for health care costs and workers’ payments. The subsidiary is liable for health care claims up to $6,885 (350 thousand dollars) each year per plan participant and workers’ payments claims up to $19,670 (1,000 thousand dollars) per event. Self-insurance costs are recorded based on the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. The provision for this concept is recorded in the accompanying consolidated statement of financial position within current liabilities amounting to $74,766 (3,801 thousand dollars), $98,221 (4,996 thousand dollars) and $75,873 (3,676 thousand dollars) as of December 31, 2018, 2017 and 2016, respectively. Likewise, the consolidated statement of comprehensive income includes expenses relating to self-insurance plans of $139,783, (7,269 thousand dollars), $221,644, (11,721 thousand dollars) and $120,729 (6,463 thousand dollars) for the years ended December 31, 2018, 2017 and 2016, respectively. The Company is required to maintain letters of credit on behalf of the subsidiary of $57,043, (2,900 thousand dollars) during 2018, $57,014, (2,900 thousand dollars) during 2017 and $70,176 and $58,514 (3,400 thousand dollars) as of December 31, 2016, to secure self-insured workers' payments.

•	The Company has entered into grain supply agreements with third parties as part of the regular course of its operations.

•	The Company has entered into certain contracts with suppliers under which advanced payments are rendered in order to assure the supply of materials and services.

(28)	Contingencies

a)	Insurance

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

(29)	Financial income and costs

	2018	2017	2016
Interest income	$1,072,991	848,148	637,977
Income from interest in accounts receivable	4,516	8,961	8,357
Foreign exchange gain, net	39,323	230,532	297,463
Effects of valuation of derivative financial instruments	23,919	-	25,377
Financial income	1,140,749	1,087,641	969,174

Effects of valuation of derivative financial instruments	-	(84,094)	-
Interest expense and financial expenses on financial debt	(185,913)	(188,597)	(129,769)
Commissions and other financial expenses	(146,255)	(67,400)	(42,385)
Financial costs	(332,168)	(340,091)	(172,154)
Financial income, net	$808,581	747,550	797,020

(30)	Other income (expenses)

	2018	2017	2016
Other income
Sale of scrap of biological assets, raw materials, by-products and other	$1,041,677	896,840	1,076,902
Bargain purchase gain of domestic business acquisition (note 4b)	-	87,496	-
Total other income	1,041,677	984,336	1,076,902
Other expenses
Cost of disposal of biological assets, raw materials, by-products and other	(737,077)	(731,110)	(704,152)
Other	(201,940)	(85,584)	(112,548)
Total other expenses	(939,017)	(816,694)	(816,700)
Total other income (expenses), net	$102,660	167,642	260,202

