Form 20-F
period 2019-12-31
Industrias Bachoco S.A.B. de C.V.
filed 2020-04-29
CIK 1044896

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Daniel Salazar Ferrer

Avenida Tecnologico No. 401

Ciudad Industrial C.P. 38010

Celaya, Guanajuato, Mexico

Telephone: (+011-52-461-618-3555)

Facsimile: (+011-52-461-611-6502)

Email: inversionistas@bachoco.net

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing twelve Series B Shares.	IBA	New York Stock Exchange

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

Item 17☐ Item 18 ☐

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

Yes ☐ No ☐

Index of Exhibits	83

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

This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of $18.89 to USD1.00 (one U.S. dollar), the exchange rate on December 31, 2019, according to the Banco de México (the “Mexican Central Bank”).

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

Market Data

This Annual Report contains certain statistical information regarding the Mexican chicken, egg and balanced feed (or “feed”) markets. We have obtained this information from a variety of sources, including but not limited to Unión Nacional de Avicultores (the National Poultry Association or “UNA”), the Consejo Nacional de Fabricantes de Alimentos Balanceados y de la Nutrición Animal, A.C. (or “CONAFAB”), the U.S. Department of Agriculture (or “USDA”) and the Mexican Central Bank, among others.

Other sources of statistical information used by the Company include Consejo Mexicano de Porcicultura (the Mexican Pork Council or “CMP”) and Secretaría de Agricultura y Desarrollo Rural (Ministry of Agriculture and Rural Development or “SADER”), among others.

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

Forward-looking statements involve inherent risks and uncertainties, and a number of unexpected changes could cause actual results to deviate from our plans, objectives, expectations, estimates and intentions. We recognize that the accuracy of our predictions and our ability to follow through on our intentions depend on factors beyond our control. The potential risks are many and varied, but include unexpected changes in economic, weather and political conditions, raw material prices, competitive conditions, and demand for chicken, eggs, turkey, balanced feed, beef and swine.

Part I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable

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

STATEMENT OF PROFIT OR LOSS DATA

In millions, except per share and share amounts, for the year ended December 31,	2019	2019(5)	2018	2017	2016	2015
	USD	$	$	$	$	$
Net revenues	3,263.9	61,655.2	61,052.1	58,050.0	52,020.3	46,229.0
Cost of sales	2,729.3	51,557.4	51,422.4	47,503.0	42,635.1	36,847.5
Gross profit	534.6	10,097.9	9,629.7	10,547.1	9,385.2	9,381.5
General, selling and administrative expenses	323.8	6,116.6	6,024.4	5,423.4	4,847.9	4,323.4
Other income (expenses), net	(0.3)	(4.7)	102.7	167.6	260.2	(4.6)
Operating income	210.5	3,976.5	3,708.0	5,291.3	4,797.6	5,053.5
Net finance income	20.2	381.3	808.6	747.6	797.0	446.6
Income tax	59.6	1,125.0	1,155.0	1,084.4	1,643.4	1,680.6
Profit attributable to controlling interest	170.5	3,219.9	3,350.0	4,948.2	3,946.6	3,812.8
Profit attributable to non-controlling interest	0.7	12.9	11.6	6.2	4.5	6.7
Profit for the year	171.1	3,232.8	3,361.6	4,954.4	3,951.2	3,819.5
Basic and diluted earnings per share(1)	0.3	5.37	5.58	8.25	6.58	6.36
Basic and diluted earnings per ADR(2)	3.4	64.40	67.00	98.97	78.90	76.30
Dividends per share(3)	0.1	1.400	1.420	1.300	1.300	1.500
Weighted average shares outstanding(4)	599,972	599,972	599,981	599,998	599,980	599,631

(1)	Basic and diluted earnings per share are calculated based on the weighted average number of basic and diluted shares and presented in pesos. No potentially dilutive shares exist in any of the years presented, for which reason basic and diluted earnings per share are the same.
(2)	Each ADR represents twelve shares. Earnings per ADR are presented in pesos.
(3)	Dividends per share have been computed by dividing the total amount of dividends paid by the weighted average shares outstanding and are presented in pesos.
(4)	In thousands of shares.
(5)	Our 2019 results include the effects of the adoption of IFRS 16. For more information regarding the adoption of IFRS 16, see Note 2(e) of our Audited Consolidated Financial Statements included herein.

STATEMENT OF FINANCIAL POSITION DATA

In millions as of December 31,	2019	2019	2018	2017	2016	2015
	USD	$	$	$	$	$
Total assets	2,948.8	55,702.5	52,865.6	50,557.4	45,090.5	40,446.6
Cash and cash equivalents	988.0	18,662.8	17,901.8	16,112.3	14,681.2	14,046.3
Total liabilities	817.5	15,442.2	14,699.9	14,879.5	13,374.3	12,667.2
Short-term debt(1)	182.1	3,440.4	3,492.8	3,695.1	3,097.5	1,631.9
Long-term debt	78.8	1,488.2	1,544.8	1,554.0	950.4	2,495.1
Total stockholders’ equity	2,131.3	40,260.3	38,165.7	35,677.9	31,716.2	27,779.4
Capital stock	62.2	1,174.4	1,174.4	1,174.4	1,174.4	1,174.4

(1)	Includes notes payable to banks and current installments of long-term debt.

MARGINS

In percentage, for the years ended December 31,	2019	2018	2017	2016	2015
Gross margin	16.4%	15.8%	18.2%	18.0%	20.3%
Operating margin	6.4%	6.1%	9.1%	9.2%	10.9%
Net margin for the year	5.2%	5.5%	8.5%	7.6%	8.4%

Other Indicators

The tables set below present key indicators.

VOLUME SOLD BY OPERATING SEGMENT

In thousands of tons, as of December 31,	2019	2018	2017	2016	2015
Total sales volume:	2,254.8	2,206.2	2,201.4	2,122.8	2,034.3
Poultry	1,739.4	1,752.9	1,723.8	1,668.6	1,613.4
Others	515.4	453.3	477.6	454.2	420.9

Gross Domestic Product, Inflation Rate and CETES

The chart below includes Mexican gross domestic product (“GDP”) and inflation rate data from 2015 to 2019, and the average interest rates on 28-day Mexican treasury bills (“CETES”), as provided by the Mexican Central Bank.

Gross Domestic Product

Mexico had experienced economic growth in the last four years ended December 31, 2018. In 2018, the Mexican GDP was 2.0%. In each of 2017 and 2016, Mexican GDP was 2.3% and in 2015 it was 2.5%. However, in 2019, Mexican GDP was largely stagnant and reported a small 0.1% annual decrease.

Interest Rates

Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 7.8%, 7.6%, 6.7%, 4.2% and 2.9% for 2019, 2018, 2017, 2016 and 2015, respectively. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flow.

Inflation Rates

The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 2.83% in 2019, 4.83% in 2018, 6.77% in 2017, 3.36 in 2016 and 2.13% in 2015, according to the Mexican Central Bank. An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the United States.

GDP, INFLATION RATE AND CETES DATA

Year	GDP	Inflation Rate	CETES
2019	-0.1%	2.83%	7.8%
2018	2.0%	4.83%	7.6%
2017	2.3%	6.77%	6.7%
2016	2.3%	3.36%	4.2%
2015	2.5%	2.13%	2.9%

On March 26, 2020, the 28-day CETES rate was 6.59%.

Exchange Rates

As of December 31, 2019, the exchange rate for the year end published by the Mexican Central Bank was $18.89 per one U.S. dollar. On March 31, 2020, the exchange rate for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York was $23.45 per one U.S. dollar.

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

Mexican political events may significantly affect our operations. In July 2018, the presidential election in Mexico led to the election of a new president and political party, Andrés Manuel López Obrador of the Movimiento Regeneracion Nacional. Mexico’s new president has started to implement changes in laws, public policy and regulations that could eventually affect Mexico’s political and economic situation. Any such changes may have an adverse effect on our business.

The direct correlation between economic conditions in Mexico and the U.S. has strengthened in recent years because of the North American Free Trade Agreement (“NAFTA”), now United States – Mexico – Canada Agreement (“USMCA”). During 2017 the renegotiation process of NAFTA began between U.S., Canada and Mexico. The three countries reached an agreement in November 2018, which was later ratified in March 2020. With regard to the industry in which we compete, the trade agreement remained practically unchanged. Because the Mexican economy is heavily influenced by the U.S. economy, any potential re-negotiation of USMCA and/or other U.S. government policies that may be adopted by the U.S. administration (which may result in regulatory gridlock or, on the contrary, a major regulatory change) could have a material adverse effect on the Mexican economy, which, in turn, could affect our business, financial condition and results of operations.

In November 2020, presidential elections will take place in the U.S. that may result in a change of the nation’s leadership. Such political change and any other political or regulatory change in the U.S. regarding Mexico may affect economic conditions in Mexico and, as a result, affect our results of operations and financial condition.

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

The market that we serve is subject to volatility with respect to supply and raw material prices, which affects our product prices. We cannot provide assurance that future cyclicality, excess supply, increases in main raw materials prices or downturns in real prices will not adversely affect our financial results.

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

Excess in chicken or egg supply caused by increases in production from our competitors, coupled with a weak demand for our products in the markets we operate in, may result in a downturn in prices for these products and, as a result, our operating margins and financial results could be negatively affected.

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

Live chickens and swine are susceptible to infections by a variety of microbiological agents that may result in higher mortality rates, which could affect our earnings and financial results.

Our chicken, turkey, beef and egg products are subject to contamination during processing, packaging, distribution or conservation. Potential contamination of our products during processing, however, could affect a larger number of our products, which may have a significant impact on our results.

Natural disasters or other events beyond our control, such as hurricanes, tornadoes or earthquakes could have an adverse impact on our results of operations.

Natural disasters may result in additional losses of inventory and could significantly damage our facilities. Our facilities in Mexico are susceptible mainly to earthquakes and hurricanes. Our facilities near Mexico’s coast are most vulnerable to the risk of severe weather. Our U.S. facilities are located in Georgia, Alabama, Arkansas and Oklahoma, a region vulnerable to tornadoes. Extensive damage to these facilities could affect our ability to conduct our regular production and, as a result, reduce our operation results.

Bachoco’s business operations could be disrupted by COVID-19 or other pandemic disease and health events.

Pandemic disease and health events, such as the recent outbreak of the novel strain of coronavirus infection (COVID-19) have the potential to negatively impact economic activities in many countries, including Mexico, with consequent adverse effects on our customers and business.

The ongoing outbreak of COVID-19 was first reported on December 31, 2019 in Wuhan, Hubei Province, China. From Wuhan, the disease spread rapidly to other parts of China as well as other countries, including Mexico and the United States, growing into a global pandemic. Since the outbreak began, countries have responded by taking various measures including imposing quarantines and medical screenings, restricting travel, limiting public gatherings and suspending certain activities. In addition, concerns related to COVID-19 have negatively impacted global financial markets, resulting in, among others, exchange rate volatility (including the Mexican peso to U.S. dollar exchange rate) and the fall of stock prices (including the price of our stock), trends which may continue. There are other broad and continuing concerns related to the potential effects of COVID-19 on international trade (including shipping and transportation channels, supply chains and export levels), travel, employee productivity, securities markets, and other economic activities that may have a destabilizing effect on financial markets and economic activity. There may also be changes in domestic and international governmental policies in response to the COVID-19 pandemic that could negatively affect our daily operations and our ability to supply our products. In addition, we are likely to experience reduced demands in certain sectors in which we compete, as our customers limit visits to certain food markets. Furthermore, although we are considered an essential productive sector in both Mexico and the U.S., in the case of a shutdown involving Bachoco, any of our subsidiaries or our customers, we may be unable to meet the needs of our customers for an unknown period of time, which could adversely affect our business, financial condition and results of operations.

Our growth through mergers, acquisitions or joint ventures may be impacted by challenges in integrating significant acquisitions.

We have made in the past, and may make in the future, certain acquisitions in order to continue our growth. Acquisitions involve risks including, among others, the following: failure of the acquired businesses to achieve expected results, inability to retain or hire key personnel of the acquired businesses, inability to retain the same client and supplier base and inability to achieve expected synergies and/or economies of scale. If we are unable to successfully integrate or manage our acquired businesses, we may not realize anticipated cost savings and revenue growth, which may result in reduced profitability or losses.

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

Our processes are subject to several animal health and environmental regulations that include animal raising, transportation, packaging, storage and distribution regulations. Drastic changes in any of these regulations could negatively affect our daily operations and ability to supply our products and, as a result, affect our financial results. Changes in regulations may also require the implementation of new processes or equipment to comply with the new regulations, a condition that may negatively affect our liquidity, as our capital investments could increase.

Our inability to maintain good relationships with our work force and its labor union may affect our processes, and as a consequence, our financial results.

If we are unable to maintain good relations with our employees and labor union we may be faced with significant work stoppages as a result of labor problems, a condition that may affect our processes and our operating results.

Risks relating to Bachoco’s investors and its American Depositary Receipts (or ADRs)

The Robinson Bours family owns 73.25% of our total shares outstanding and their interests may differ from the interests of other security holders. With that percentage, the Robinson Bours family holds the power to elect a majority of the members of our board of directors and have the power to determine the outcome of certain other actions requiring the approval of our stockholders, including whether or not dividends are to be paid and the amount of such dividends.

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

The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. This annual report and the exhibits thereto and any other document we file pursuant to the Securities Exchange Act E of 1934, as amended (the “Exchange Act”) may be viewed on the SEC Internet site (http://www.sec.gov) and on our website (www.bachoco.com.mx). However, the content of our website is not incorporated by reference into this annual report.

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

Important events in the development of the Company’s business

We were founded in 1952 and have grown from a small commercial table egg operation in the state of Sonora into a vertically integrated Company and the leading poultry company in Mexico, as well as, in our opinion, one of the most important poultry companies worldwide.

In 1963, we started operations in the cities of Navojoa, Los Mochis and Culiacan, producing just table eggs. In 1971, we commenced the production of chicken in an operating facility that we opened in the city of Culiacan.

In 1974, we established a new complex in Celaya, Guanajuato, Mexico and in 1980 we legally incorporated as Industrias Bachoco, S.A.B. de C.V. in Obregon, State of Sonora, Mexico. As our products were increasingly widely accepted, we opened offices and distribution centers in Mexico City. In 1993, we moved our headquarters from Obregon to Celaya, and opened a new complex in the city of Tecamachalco, in the Southeast of Mexico.

In 1994, we continued expanding our coverage, this time with a new complex in the city of Lagos de Moreno, in Western Mexico. By 1994, we had four productive complexes strategically located throughout Mexico and an important presence in the Mexican poultry market share.

In September 1997, we began trading on the Mexican Stock Exchange (or “BMV”) and on the NYSE, through our ADR Level III Facility.

Furthermore, in December, 1999, we acquired Campi. With this acquisition we entered the chicken market in the South of Mexico, starting a new business line selling balanced feed to third parties. In 2001, we established our sixth productive complex in the city of Gomez Palacio, located in the Northeast of Mexico.

In December 2006, we acquired most of the assets and inventories of Del Mezquital to start a new complex in the city of Hermosillo, located in Northern Mexico, close to the border with the United States.

In 2007, through a business agreement with Grupo Libra and Grupo Agra we entered a new business, the sales of turkey and beef value-added products, and increased our production capacity of table eggs. Both companies are located in the Northeast of Mexico.

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

On November 1, 2011, the Company entered the U.S. market and increased its export business with the acquisition of the American poultry company OK Foods. This company has operations across the River Valley area in Arkansas and Oklahoma. It supplies grocery retailers, food service distributors and commodity customers throughout the U.S., as well as foreign markets. Our U.S. subsidiary, Bachoco USA, is the holding company of OK Foods.

In December 2011, the Company carried out a transaction to buy certain property assets of Mercantil Agropecuaria Coromuel, S.A. de C.V. (or “MACSA”), whereby the Company reinforced its presence in the State of Baja California in Mexico with three distribution centers.

In July 2013, the Company reached an agreement to acquire the Arkansas breeding assets of Morris Hatchery Inc., a U.S. company. These assets are comprised mainly of equipment and bird inventory (laying hens that produce hatching eggs).

In July 2015, the Company reached an agreement to acquire the Georgia breeding assets of Morris Hatchery Inc. These assets are comprised of mainly equipment and bird inventory (laying hens that produce hatching eggs), with a capacity of approximately one million laying hens. See Notes 4 and 12 of our Audited Consolidated Financial Statements for more detail.

In December 2015, the Company reached an agreement to acquire the Oklahoma City Fully Cooked facility from American Foods Group, a U.S. Company. This acquisition is comprised of all of American Foods Group’s Chicken assets located in Oklahoma City, with a capacity to produce over 700,000 pounds per week of fully cooked chicken products. The Company closed the transaction in February 2016 through its subsidiary, OK Foods.

In 2017, the Company made two acquisitions: (a) Proveedora La Perla S.A. de C.V. (hereinafter “La Perla”), a pet food plant located in central Mexico. This acquisition includes all of La Perla’s assets owned in the State of Queretaro, Mexico. These assets have the capacity to produce over 65,000 tons a year of dry pet food and are comprised of a facility for producing pet food treats; and (b) Albertville Quality Foods Inc. (hereafter “AQF”), a U.S. company located in the State of Alabama that produces and sells value-added further processed products. This acquisition is comprised of two value-added, further processing plants. We merged AQF with OK Foods, Inc. at the end of 2017 and, thus, it is not operating as a separate subsidiary.

In 2019, the Company announced that it reached an agreement to invest in the company Sonora Agropecuaria S.A. de C.V. (“SASA”), a swine processing and distributor company with operations in the Mexican States of Sonora and Jalisco. This investment is expected to create synergies with the Company’s current live swine business, accelerate the Company’s rhythm of growth and continue to move forward the process of diversification in other animal proteins. As of the date of this Annual Report, the Company is awaiting approval of this investment from the Mexican antitrust authorities. We expect to complete the acquisition process in 2020 and thereafter capture the opportunities that we have identified.

Capital Expenditures

We finance most of our capital expenditures with resources generated by our operations.

The following is a summary of the capital expenditures incurred by the Company during the periods covered by this Annual Report with the amounts having been computed under IFRS.

In 2019, we made capital expenditures of $2,069.3, which were mainly allocated towards our organic growth plans, productivity and upgrading bottle necks in different parts of our process.

In 2018, we made capital expenditures of $1,982.6, which were mainly allocated towards our organic growth plans, productivity and upgrading bottle necks in different parts of our process as described above.

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

In Mexico, our core business is poultry (chicken and egg products), but we also produce and sell a wide range of other products, which we refer to as “others,” including, among others, balanced feed, pet food, live swine, beef and turkey value-added products, one day old breeders and chicks, as well as a laboratory that produces vaccines for the poultry industry and other similar industries.

Sales generated by these other product lines, except for balanced feed/pet food sales, each on an individual basis, do not represent more than 1.0% of our total sales.

In the United States, our sole product line is almost exclusively chicken products.

In the recent years, we have not experienced material changes in the development or production of our products.

Principal Markets

We operate mainly in Mexico and the U.S. We estimate that we are the biggest producer of chicken products in Mexico. Based on our internal estimates, we currently account for approximately 35.0% of the Mexican chicken production market and are the second largest producer of eggs with an estimated market share of approximately 5.1%. We currently estimate that we have approximately 3.4% market share in balanced feed products.

As noted previously, in the U.S. we produce and distribute only chicken products. Based on our internal estimates, we currently account for approximately 1.9% of the chicken production market in the U.S.

The following table sets forth, for each of the periods indicated, our net revenues by main product lines as a percentage of total net revenues, as of December 31, 2019, 2018 and 2017:

NET REVENUES BY OPERATING SEGMENTS

In millions of pesos, for the year ended December 31,	2019		2018		2017
	$	%	$	%	$	%
Net Revenues	61,655.2	100	61,052.1	100	58,050.0	100
Poultry	55,653.0	90.3	55,308.1	90.6	52,479.4	90.4
Others	6,002.2	9.7	5,744.0	9.4	5,570.6	9.6

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

Mexico is among the ten main chicken producers worldwide, with an estimated production of 3,550.4 thousand tons of chicken meat in 2019, and a per capita consumption of 33.1 kilograms a year in 2019, a 1.8% increase from 32.5 kilograms a year in 2018.

Fresh chicken is the most popular meat consumed in Mexico. According to the UNA, more than 90% of chicken is sold fresh, and just a small percentage is sold frozen and with value added (marinated, breaded, partially cooked and fully cooked, among others). These products have found limited acceptance among Mexican consumers due to tradition and historical consumer preferences for fresh chicken.

We estimate that we are Mexico’s largest chicken producer with around a 35.0% share of the chicken production market, and, when combined with our largest vertically integrated competitor in Mexico, we account for approximately 60.0% of total Mexican poultry production.

According to the USDA, Mexico is a main destination for U.S. chicken exports. Chicken imports from the U.S. have increased from 204.1 thousand tons in 2008 (when restrictions for leg quarters imports were phased out in January 2008) to approximately 459.5 thousand tons in 2019.

In particular, in 2019 total chicken imports increased 9.8% when compared to 2018. This increase was primarily due to a decrease in the prices of products coming from the United States.

Chicken products in Mexico are classified into six main categories: live, public market, rotisserie, supermarket broiler, chicken parts and value-added products. Bachoco operates in all of these categories. For a better understanding of the chicken market in Mexico, the following is a brief description of each category of chicken products:

–	Live chicken is sold live to small independent slaughtering operations or to wholesalers that contract with independent slaughtering operations for processing.

–

Public market chicken is a whole broiler presented either un-eviscerated or eviscerated, generally sold within 48 hours after slaughter. This product is sold to consumers without any packaging or brand identification.

–	Rotisserie chicken is a whole broiler presented eviscerated and ready to cook.

–	Supermarket chicken is a fresh whole broiler presented with the edible viscera packed separately.

–	Chicken cuts refers to cut-up fresh chicken parts sold wrapped in trays or in bulk principally to supermarket chains, the fast-food industry and other institutional food service providers.

–	Value-added products refer mainly to cut-up fresh chicken parts with value-added treatment like marinating, breading and individual quantity frozen.

While we operate in all six of these chicken categories, our product mix varies from region to region, reflecting different consumption and distribution patterns.

SALES AND VOLUME OF CHICKEN BY CATEGORY

In 2019	Industry /volume(1)	Bachoco /volume	Bachoco /sales
Live	n/a	39%	31%
Public market	n/a	11%	11%
Rotisserie	n/a	28%	29%
Supermarket	n/a	4%	4%
Chicken parts	n/a	13%	15%
Value-added products	n/a	5%	10%

In 2018	Industry /volume(1)	Bachoco /volume	Bachoco /sales
Live	37%	40%	32%
Public market	9%	11%	11%
Rotisserie	37%	28%	29%
Supermarket	3%	4%	5%
Chicken parts	11%	12%	14%
Value-added products	3%	5%	9%

In 2017	Industry /volume(2)	Bachoco /volume	Bachoco /sales
Live	37%	41%	32%
Public market	11%	11%	11%
Rotisserie	35%	24%	26%
Supermarket	5%	5%	5%
Chicken parts	9%	12%	14%
Value-added products	3%	8%	13%

(1)	Industry information for 2019 is not available as of the date of this report.
(2)	Source: UNA.

Overview of the Chicken Industry in the U.S.

According to the USDA and the UNA, chicken is the main protein consumed in the U.S., but, unlike in Mexico, most of the chicken is sold by producers in cuts, and the cuts are mainly sold frozen and with value-added (more than 85%). This is due to a large increase in demand for the three main components of chicken: the breast, wing, and leg quarters.

The U.S. is the world’s largest producer of chicken. Its annual production is estimated at 19.9 million tons or 43.9 billion pounds in 2019. This represents a 3.1% increase over the 19.3 million tons produced in 2018, with per capita consumption among the highest worldwide, per annum, estimated at 43.0 kilograms (around 94.8 pounds).

The U.S. chicken industry is substantially consolidated and vertically integrated. Most producers of chicken use state-of-the-art technology in their processes. It is estimated that the three main chicken producers account for 53.4% of the total chicken production in the U.S.

Another characteristic of the chicken industry in the U.S. is the use of contract growers, with approximately 95% of chicken produced by contract growers. Such production consists of providing the growers with chickens, balanced feed, vaccines, medicines and training required for the growing of chickens. The grower supplies its facilities and labor required in order to bring the chickens to slaughter-ready weight. The contract grower is then paid based on the productivity and efficiency of its flock.

Brazil and the U.S. are the main exporters of chickens worldwide, and their main destinations are Mexico, China, Russia and the Middle East, among other countries. We estimate that our market share is around 1.9% in the U.S.

Overview of the Egg Industry in Mexico

According to the UNA, Mexico has the largest per capita consumption of eggs (or “table eggs”) in the world.

There is an estimated per capita consumption of around 23.4 kilograms for 2019, a 2.2% increase when compared to 22.9 kilograms in 2018.

Mexico’s 2019 annual egg production is estimated at 2,871.6 million tons, an increase of 2.5% as compared to 2,802.7 million tons produced in 2018.

When compared to other protein sources, eggs are among the cheapest sources of protein in Mexico. The egg industry is more fragmented than the chicken industry.

Table eggs in Mexico are classified in three main categories: bulk, packaged and processed.

–	Bulk is distributed in large 360-egg cases.

–	Packaged is branded packages of mainly 12, 18, 24 or more eggs.

–	Processed is liquid or powdery eggs used mainly by the bakery industry.

Bachoco participates in the bulk and packaged categories of eggs but does not participate in the processed egg market.

We estimate that we are the second largest producer of table eggs in Mexico. In each of 2019 and 2018, we produced approximately 5.1% of the total eggs produced in Mexico measured in tons. We sell both brown and white eggs. We estimate that we are the largest producer of brown eggs in Mexico, and the largest marketer of packaged eggs with brand identification.

In 2019, 2018 and 2017, the volume sold in the table eggs category in the Mexican industry and by the Company was:

SALES AND VOLUME OF EGG BY CATEGORY

In 2019	Industry / volume(1)	Bachoco /volume	Bachoco /sales
Bulk	n/a	28%	24%
Packaged	n/a	72%	76%
Processed	n/a	0%	0%

In 2018	Industry / volume(1)	Bachoco /volume	Bachoco /sales
Bulk	77%	27%	27%
Packaged	15%	73%	73%
Processed	8%	0%	0%
In 2017	Industry / volume(2)	Bachoco /volume	Bachoco /sales
Bulk	79%	29%	25%
Packaged	14%	71%	75%
Processed	7%	0%	0%

(1)	Industry information for 2019 is not available as of the date of this report.
(2)	Source: UNA.

Overview of the Balanced Feed Market in Mexico

According to CONAFAB, Mexico is among the ten biggest producers of balanced feed worldwide.

According to CONAFAB, it is estimated that 36,204 thousand tons of balanced feed were produced in Mexico in 2019, a 4.5% increase from 34,637 thousand tons of balanced feed produced in 2018.

Producers of balanced feed are classified as either commercial or integrated; commercial manufacturers produce for the market while integrated manufacturers mostly produce for themselves and occasionally for other producers.

Bachoco participates in both integrated and commercial channels, as it produces balanced feed used for internal consumption as well as balanced feed it ultimately sells to third parties.

In 2019, CONAFAB estimated that the production mix between commercial and integrated was about 39.6% and 60.4%, respectively. This mix has not changed much over the last several years.

The following table sets forth, for each of the periods indicated, our net volume sold of balanced feed:

BALANCED FEED VOLUME SOLD

Thousands of tons	Production	Bachoco’s Production	Estimated Market Share
2019(1)	14,327	492	3.4%
2018(1)	13,203	429	3.2%
2017(1)	12,616	451	3.6%

(1)	CONAFAB estimates.

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

Pricing for chicken and eggs products

Chicken and eggs are considered a commodity item. Changes to the supply or demand and changes in raw material prices can directly impact sale prices and, as a result, affect the profitability of main producers. Another factor that impacts chicken pricing, mainly in U.S., is the international demand.

Main Raw Materials and Sources of Supply

As a vertically integrated company, our processes start in our main product lines with production of balanced feed, as well as with the buying of grandparent breeder flocks.

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

In Mexico, domestic crops are limited, therefore a large percentage of our raw materials are imported from the U.S. In 2019, in terms of volume, we bought approximately 19.0% of our total grain from the domestic market and the remaining 81.0% from the U.S.

Marketing Channels Used by the Company

Marketing and Distribution of Chicken Products in Mexico

We have developed an extensive distribution system to participate in all the existing distribution channels of chicken and egg products. We consider our distribution system one of the Company’s strengths, where we have developed extensive expertise and knowledge of the business.

We participate and operate in all the following marketing channels:

–	Live Chicken. Unlike most other countries, Mexico has a large marketing channel of live chicken, which mainly operates in the central and southern regions of Mexico.

–

Wholesalers. Large percentages of our chicken sales operate via wholesalers. The main products marketed in this channel are live and public market chicken, as well as rotisserie. We do not have exclusive supply agreements with our customers.

–

Institutional. We sell a large amount of product to institutional customers. We mainly sell chicken cuts and rotisserie chicken in the institutional channel. Success in supplying the institutional channel depends on consistency and good service, and only larger producers with more modern processing facilities and distribution capacity can compete in this market.

–

Supermarket. We sell cuts and value-added products as well as supermarket chicken types through supermarket channels or convenience stores. In this channel we emphasize our brand image as well as our superior service, reinforced by frequent delivery to ensure freshness, to build consumer’s loyalty.

–

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

We distribute products from our processing plants to our cold-storage facilities and warehouses, which serve as a midpoint in distribution to wholesalers and local customers. From our cold-storage facilities, we service wholesalers and retailers and transport certain products directly to supermarkets and food-service operations. Our distribution infrastructure includes more than 60 cold-storage warehouses and facilities and a large fleet of vehicles.

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

Our marketing strategy in the egg business is to gradually move from bulk to packaged white eggs. Packaged eggs are less vulnerable to price fluctuation and create brand loyalty.

We have designed our egg distribution system to transport eggs from our laying farms to customers in all sales regions.

–	Wholesalers. We sell eggs in bulk; these wholesalers operate mainly in central Mexico. This product is sold to consumers mainly by kilogram and not by unit.

–	Institutional. We sell eggs in bulk in this institutional marketing channel.

–	Supermarket. We sell eggs packaged with brand identification and a large number of presentation patterns in packages of 12, 18, 24 or more eggs.

–	Retail. We distribute eggs directly to customers in packages with brand identification.

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

Patents, Licenses and Other Contracts

At the end of 2019, we owned a total of 773 industrial and intellectual intangible assets as described below:

a)	623 registered brands; from them, 430 are brands registered in Mexico and 92 are brands registered outside of Mexico, and 101 commercial media communications brands.

b)	10 patents in Mexico.

c)	140 copyrights, from them 52 are software copyrights and 88 billboards copyrights.

The Company’s operations are not dependent on the existence of patents or licenses or contracts signed with customers or suppliers.

We own the rights to a wide range of brands that we use to market our products. These rights are renewed every ten years.

Material Effects of Government Regulations on the Company’s Business

Every region where Bachoco operates is subject to extensive federal, state and foreign laws and regulations, which can have a material effect on the Company. Such laws and regulations include, among others, the following:

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

As of the date of this Annual Report, some of these judgments were concluded in favor of the Company; accordingly, the provision recorded for this purpose was cancelled.

Anti-dumping Regulations

Since 2003, chicken (excluding leg quarters for which the Mexican government had imposed certain temporary restrictions), eggs and swine import quotas were eliminated by virtue of NAFTA and its successor, the USMCA. Poultry producers in the United States have developed extremely low-cost production methods and have been successful in exporting primarily frozen and value-added poultry to other countries, including Mexico, especially in periods of overcapacity in the United States.

On January 1, 2008, the restrictions previously imposed for leg quarters were phased out. As a result, there are no restrictions on exporting these products to Mexico at this time.

In February 2011, the Secretaría de Economía (or “Mexican Ministry of Economy”) initiated an antidumping investigation focusing exclusively on imports of leg quarters to Mexico from the U.S. This investigation was requested by Bachoco and two other Mexican poultry companies.

As a result of this investigation, in January 2012, the Ministry of Economy issued a preliminary ruling on anti-dumping procedures and confirmed dumping conditions on chicken leg quarters imported from the U.S., including margins ranging from 62.90% to 129.77%, stating that such practices damaged the Mexican poultry industry.

The Mexican Ministry of Economy had the authority to impose anti-dumping duties but did not proceed as the interested parties expressed the desire to reach an agreement. The companies involved provided new arguments.

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

Environmental and Sanitary Regulation

The chicken industry is subject to government regulation in the health and environmental safety areas, including provisions relating to water, air pollution and noise control. Below is a description of the principal laws and administrative authorities in these areas in Mexico and the U.S.:

–

Mexico. The Servicio Nacional de Sanidad Inocuidad y Calidad Alimentaria (Mexican Sanitary Authority or “SENASICA”), the Ley General de Equilibrio Ecológico y Protección Ambiental (General Law of Ecological Balance and Environmental Protection) and the Secretaría del Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources or “SEMARNAT”).

–

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

In 2019, our subsidiary BSACV accounted for 60.8% of consolidated total assets and 63.4% of total consolidated sales and our subsidiary Bachoco USA, accounted for 16.7% of consolidated total assets and 27.6% of total consolidated sales.

All of our subsidiaries are directly owned by us in the percentages listed below. The following table shows our main subsidiaries as of December 31, 2019, 2018 and 2017:

PERCENTAGE EQUITY INTEREST

Subsidiary	Country	2019	2018	2017
Aviser, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco Comercial, S.A. de C.V.	Mexico	99.99	99.99	99.99
Campi Alimentos, S.A. de C.V.	Mexico	99.99	99.99	99.99
Operadora de Servicios de Personal, S.A. de C.V.	Mexico	99.99	99.99	99.99
PEC LAB, S.A. de C.V., and subsidiary	Mexico	64.00	64.00	64.00
Secba, S.A. de C.V.	Mexico	99.99	99.99	99.99
Sepetec, S. A. de C.V.	Mexico	99.99	99.99	99.99
Servicios de Personal Administrativo, S.A. de C.V.	Mexico	99.99	99.99	99.99
Induba Pavos, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco USA, LLC. and subsidiary	U.S.	100.00	100.00	100.00
Wii kit RE LTD.	Bermuda	100.00	100.00	100.00
Proveedora La Perla S.A. de C.V.	Mexico	100.00	100.00	100.00

Bachoco USA is a subsidiary incorporated on March 2, 2012 to serve as the holding company for O.K. Industries, Inc., the American poultry company we acquired in November 2011.

At the end of 2016 we set up Wii kit RE LTD, a captive reinsurance company to complement our risk management strategy, as a subsidiary of the Company, in which we own 100% of the shares. Wii kit RE LTD., is a Class I reinsurance company that provides insurance coverage to its affiliates.

In July 2017, we acquired La Perla, a Mexican corporation, as a fully owned subsidiary of the Company. This company is dedicated to the production and sale of pet food.

For more detail regarding the Company’s subsidiaries, see Note 5 of our Audited Consolidated Financial Statements included herein.

D.	Property, Plant and Equipment

We have more than a thousand production facilities in Mexico and in the U.S. (most of which are farms) and more than 80 distribution centers that are located throughout Mexico, to ensure freshness and minimize transportation time and costs.

We own most of our facilities, own around 75% of our farms and lease a limited number of other farms and sales centers. We also employ a network of contract growers.

The following table indicates Bachoco’s production facilities and the number of each type of facility, both in Mexico and the U.S., as of December 31, 2019:

 BACHOCO’S FACILITIES

	Number of Facilities:
Facilities	In Mexico	In The U.S.
Chicken breeding farms	127	200
Broiler grow-out farms	485	283
Broiler processing plants	7	2
Hatchery	21	2
Egg production farms	129	0
Swine breeding farms	1	0
Swine grow-out farms	19	0
Feed mills	20	2
Further process plants	4	5

Bachoco’s Facilities in Mexico

In the past, our facilities in Mexico were grouped in several complexes with main offices in Mérida, Coatzacoalcos, Tecamachalco, Celaya, Lagos de Moreno, Monterrey, Gómez Palacios, Culiacán and Hermosillo. In 2014, we implemented a new structure whereby our facilities are now grouped according to “business units” where each business unit is responsible not only for the production process but also for customer service in an assigned region.

Our eight processing plants process around 11.7 million chickens per week and our laying farms produce around 12.0 thousand tons of commercial eggs each month.

Six of the twenty feed mill plants in Mexico, are dedicated to the production of balanced feed for sales to third parties and the remaining fourteen are dedicated mainly to internal consumption. We produce around 40 thousand tons of balanced feed per month for sale to third parties.

We own other facilities, including two poultry manure-processing plants. We also own a laboratory that produces vaccines for the poultry industry, which we mainly use for internal purposes, but we also sell some vaccines to third parties.

Expansion, Construction or Issues Related to Our Facilities in Mexico

In 2019 and 2018, we continued with our organic growth plans and productivity projects to improve our efficiency and to alleviate bottlenecks, thereby increasing production, in some of our production centers. For instance, we increased our grow-out capacity, improved our productivity and increased our hatchery capacity, and made several improvements in our processing plants. We also replaced part of our fleet in all of our business units.

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

Bachoco’s Facilities in the U.S.

We have facilities across the River Valley area in Arkansas, Oklahoma, Alabama and Georgia. We process around 3.0 million chickens per week in those facilities. Our offices are in Fort Smith, Arkansas. Our slaughter and deboning plants and feed mills are located in Fort Smith, Arkansas and in Heavener, Oklahoma. We have further-processing plants to produce value-added chicken products in Fort Smith, Oklahoma City, Muldrow, Oklahoma and in Alabama; hatcheries in Heavener and Stigler, Oklahoma; broiler research farms, in Greenwood, Arkansas and Hartford, Arkansas; and our cooler storage and distribution center in Muldrow, Oklahoma.

Expansion, Construction or Issues Related to Our Facilities in the U.S.

In July 2013, the Company reached an agreement to acquire the Arkansas breeding assets of Morris Hatchery Inc., a U.S. company. These assets are comprised mainly of equipment and bird inventory (laying hens that produce hatching eggs), with a capacity of approximately 350 thousand laying hens.

In July 2015, the Company reached an agreement to acquire the Georgia breeding assets of Morris Hatchery Inc. These assets are comprised mainly of equipment and bird inventory (laying hens that produce hatching eggs), with a capacity of approximately one million laying hens.

In December 2015, the Company reached an agreement to acquire the Oklahoma City Fully Cooked facility from American Foods Group, a U.S. Company. This acquisition is comprised of all of American Foods Group’s chicken assets located in Oklahoma City, with a capacity to produce over 700 thousand pounds per week of fully cooked chicken products. The Company closed the transaction in February 2016 through its subsidiary, OK Foods.

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

The rules and regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as issued by the IASB) to reconcile such financial statements to U.S. GAAP. As such, while the Company has in the past reconciled its consolidated financial statements prepared in accordance with MFRS to U.S. GAAP, those reconciliations are no longer presented in Bachoco’s filings with the SEC.

Year 2019 Overview

In 2019, we posted improvements in our total sales and volume sold, when compared to the previous year.

These results were driven by both external and internal conditions. Externally, we benefitted from (i) a stable cost of our main raw materials in U.S. dollar terms, (ii) stability in the average exchange rate of the Mexican Peso versus the U.S. dollar, and (iii) a strong level of demand in Mexico during the first half of the year. However, we were negatively impacted by (i) oversupply conditions, particularly in the fourth quarter, in both Mexico and the U.S. and (ii) low prices for animal protein in the U.S.

Internally, we increased the volume sold in our others segment and managed to keep our total cost of sales and SG&A expenses in line primarily due to (i) the implementation of our organic growth strategies, (ii) our ability to capture efficiencies to continue as a low cost producer company and (iii) the implementation of several projects to be closer to our customers and better understand and attend to their needs.

Macroeconomic Conditions in Mexico

In 2019 Mexican macroeconomic conditions were stable for most of the year. The annual inflation rate was 2.83%, and the Mexican peso depreciated 0.4% on average against the U.S. dollar and appreciated 4.0% at year-end. However, there were also some uncertainties regarding Mexico’s economic growth, with annual GDP growth in 2019 being negative 0.1%. This represents the first time Mexico has reported a contraction in ten years.

According to UNA estimates, in 2019, the volume of chicken in Mexico grew by approximately 2.3%, which is slightly below normalized levels. However, the production of eggs increased by approximately 2.5%.

Operating Performance

All figures discussed below are information for 2019, with comparative figures of 2018 and 2017 prepared in accordance with IFRS and presented in millions of pesos unless otherwise indicated. This information should be read in conjunction with our Audited Consolidated Financial Statements.

The following table sets forth selected components of our results of operations for each of the periods indicated:

STATEMENT OF PROFIT OR LOSS DATA

In millions of pesos, except per share and share amounts for the years ended December 31,	2019(5)	2018	2017
	$	$	$
Net revenues	61,655.2	61,052.1	58,050.0
Cost of sales	51,557.4	51,422.4	47,503.0
Gross profit	10,097.9	9,629.7	10,547.1
General, selling and administrative expenses	6,116.6	6,024.4	5,423.4
Other income (expenses), net	(4.7)	102.7	167.6
Operating income	3,976.5	3,708.0	5,291.3
Net finance income	381.3	808.6	747.6
Income tax	1,125.0	1,155.0	1,084.4

Profit attributable to controlling interest	3,219.9	3,350.0	4,948.2
Profit attributable to non-controlling interest	12.9	11.6	6.2
Profit for the year	3,232.8	3,361.6	4,954.4
Basic and diluted earnings per share(1)	5.37	5.58	8.25
Basic and diluted earnings per ADR(2)	64.40	67.00	98.97
Dividends per share(3)	1.400	1.420	1.300
Weighted average shares outstanding(4)	599,972	599,981	599,998

(1)

Basic and diluted earnings per share are calculated based on the weighted average number of basic and diluted shares and presented in pesos. No potentially dilutive shares exist in any of the years presented, for which reason, basic and diluted earnings per share are the same.

(2)	Each ADR represents twelve shares. Earnings per ADR are presented in pesos.
(3)	Dividends per share have been computed by dividing the total amount of dividends paid by the weighted average shares outstanding and are presented in pesos.
(4)	In thousands of shares.
(5)	Our 2019 results include the adoption of IFRS 16. For more information regarding the adoption of IFRS 16, see Note 2(e) of our Audited Consolidated Financial Statements included herein.

Operating Results 2019 vs 2018

The following table sets forth, for each of the periods indicated, our net revenues by main product lines as a percentage of total net revenues, in each period:

NET REVENUES BY OPERATING SEGMENTS

In millions of pesos	2019		2018		Change
	$	% sales	$	% sales	$	% sales
Net Revenues	61,655.2	100.0	61,052.1	100.0	603.1	1.0
Poultry	55,653.0	90.3	55,308.1	90.6	344.9	0.6
Others	6,002.2	9.7	5,744.0	9.4	258.2	4.5

NET REVENUES BY GEOGRAPHY

In millions of pesos	2019		2018		Change
	$	% sales	$	% sales	$	% sales
Net Revenues	61,655.2	100.0	61,052.1	100.0	603.1	1.0
In Mexico	44,780.2	72.6	43,510.9	71.3	1,269.3	2.9
In the U.S.	16,875.0	27.4	17,541.2	28.7	(666.2)	(3.8)

Net Revenues

In 2019, net sales totaled $61,655.2 million, $603.1 million or 1.0% more than the $61,052.1 million reported in the same period in 2018. The sales increase is mainly attributed to higher prices in our poultry segment and higher volume sold in our Others segments.

In 2019, sales of our U.S. operations represented 27.4% of our total sales, compared with 28.7% in 2018. This slight decrease was primarily a result of higher sales in our Mexico operation.

The Company’s sales of poultry products increased 0.6% in 2019, mainly as a result of a 1.4% increase in poultry prices that was partially offset by a 0.8% decrease in volume sold. The decrease in volume sold was mainly due to a higher sales mix of smaller birds. The increase in prices was mainly observed in Mexico.

Sales of the “others” segment increased 4.5% due mainly to an increase of 13.7% in volume sold, which was partially offset by a decrease of 9.2% in prices.

The following table sets forth a breakdown of our cost of sales for each of the periods indicated:

COST OF SALES

In millions of pesos	2019		2018		Change
	$	%/sales	$	%/sales	$	%
Cost of sales	51,557.4	83.6	51,422.4	84.2	135.0	0.3
Poultry	46,456.1	75.3	46,562.2	76.3	(106.1)	(0.2)
Others	5,101.3	8.3	4,860.2	8.0	241.1	5.0

Our total cost of sales increased $135.0 million or 0.3% in 2019, when compared to the previous year.

This slight increase was mainly attributable to higher volume sold, primarily in our Others segment.

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

Besides balanced feed costs, the cost of sales includes other factors such as salaries and wages and energy costs. These two factors represented approximately 10% and 5% of our total cost of sales, respectively.

There are many other factors with much smaller contributions to the overall cost of sales. All of these secondary factors individually registered immaterial changes from 2019 to 2018.

GENERAL, SELLING AND ADMINISTRATIVE EXPENSES

In millions of pesos	2019		2018		Change
	$	%/sales	$	%/sales	$	%
Total SG&A	6,116.6	9.9	6,024.4	9.9	92.2	1.5

In 2019, general, selling and administrative expenses totaled $6,116.6 million, compared to the $6,024.4 million reported in 2018, representing an increase of $92.2 million or 1.5%. Approximately 2% of this increase was attributable to more volume sold. This increase was partially offset by lower unit expenses. This decrease in unit expenses is primarily a result of capturing efficiencies across all our processes, particularly in our distribution network.

In 2019 and 2018, our general, selling and administrative expenses represented 9.9% and 9.9% of total sales, respectively.

The main components that comprised our general, selling and administrative expenses in the past three years are the following: freight and transportation equipment expenses (about 37%), labor (about 35%) and publicity (about 4%), with no significant variation in these percentages.

OTHER (EXPENSE) INCOME NET

In millions of pesos	2019		2018		Change
	$	%/sales	$	%/sales	$	%
Other (expense) income net	(4.7)	(0.0)	102.7	0.2	(107.4)	NA

Other (expense) income includes mainly the gains and losses on sales of by-products, sales of hens, asset disposal, sales of unused fixed assets and others.

Other (expense) income net in 2019 is comprised of $1,203.8 million of other income, which is more than partially offset by other expenses of $1,208.6 million as compared to other income of $1,041.7 million and other expense of $939.0 million in 2018. The increase in other expenses in 2019 was mainly due to a one-time charge related to intangible asset write-offs in our U.S. operation.

OPERATING INCOME

In millions of pesos	2019		2018		Change
	$	%/sales	$	%/sales	$	%
Operating income	3,976.5	6.4	3,708.0	6.1	268.6	7.2

Operating income in 2019 totaled $3,976.5 million, an increase compared to the operating income of $3,708.0 million reached in 2018. The increase in operating income is mainly due to higher sales coupled with stable cost of sales and selling and administrative expenses, each as described above.

The operating margin in 2019 and 2018 was 6.4% and 6.1%, respectively.

NET FINANCE INCOME

	For the year ended December 31,				Change
In millions of pesos	2019 $	% over sales	2018 $	% over sales	$	%
Net finance income	381.3	0.6%	808.6	1.3%	(427.3)	(52.8)
Financial income	991.6		1,140.7		(149.1)	(13.1)
Financial expense	610.4		332.2		278.2	83.7

In 2019, we reported net financial income of $381.3, compared to net financial income of $808.6 million in 2018. This decrease was mainly due to an increase in financial expense driven by our foreign currency exchange loss, given that part of our cash position is denominated in U.S. dollars and the Mexican peso appreciated by 2019 year-end as compared to the U.S. dollar.

Financial income of $991.6 million in 2019 was mainly attributable to a $988.0 million of interest income. This financial income was partially offset by financial expense of $610.4 million, which was mainly driven by $272.2 million in foreign currency exchange loss (as explained above) and $250.8 million in interest expense.

For more details, see Note 29 to our Audited Consolidated Financial Statements.

TOTAL INCOME TAX

The following table sets forth our tax position for each of the periods indicated and is described in more detail in Note 21 to our Audited Consolidated Financial Statements included herein:

	For the year ended December 31,
In millions of pesos	2019	2018	Change
	$	$	$	%
Total income taxes (benefit) expense	1,125.0	1,155.0	(30.0)	(2.6)
Current income tax	1,064.3	1,246.8	(182.5)	(14.6)
Deferred income tax	60.7	(91.9)	152.5	(166.0)

In 2019, total income tax expense was $1,125.0 million, compared to income tax expense of $1,155.0 million in 2018. This decrease is mainly attributable to a $182.5 million variance in current income taxes, partially offset by a $152.5 increase in deferred taxes.

The effective income tax rate was 26.0% for both 2019 and 2018.

Deferred income tax increased primarily as a result of (i) an increase of $733.9 million in accounts payable, and (ii) $132.7 million in accounts receivable. This increase was partially offset by (i) a $564.0 million decrease in prepaid expenses, and (ii) $231.0 million in tax loss carry forwards.

PROFIT FOR THE YEAR

The following table sets forth our profit for the year for each of the periods indicated:

	For the years ended December 31,
In millions of pesos, except per share amounts	2019	2018	Change
	$	$	$	%
Profit for the year attributable to:	3,232.8	3,361.6	(128.7)	(3.8)
Controlling interest	3,219.9	3,350.0	(130.0)	(3.9)
Non-controlling interest	12.9	11.6	1.3	11.1
Basic and diluted earnings per share(1)	5.37	5.58	(0.22)	(3.88)
Net income per ADR(1)	64.40	67.00	(2.60)	(3.88)

(1)	In pesos.

As a result of the factors detailed above, our net income for 2019 totaled $3,232.8 million, or $5.37 per basic and diluted share ($64.40 per ADR), which represents a $128.7 million or 3.8% decrease compared to the $3,361.6 in net income or $5.58 per basic and diluted share ($67.00 per ADR) reported in 2018.

Our consolidated net margin in 2019 was 5.2% compared to a consolidated net margin of 5.5% in 2018.

EBITDA RESULT

The following table shows reconciliation of EBITDA and EBITDA margin to consolidated net income for each of the periods indicated.

	For the years ended December 31,
In millions of pesos	2019	2018	Change
	$	$	$	%
Net income	3,232.8	3,361.6	(128.7)	(3.8)
Income tax expense	1,125.0	1,155.0	(30.0)	(2.6)
Net finance income	(381.3)	(808.6)	427.3	(52.8)
Depreciation and amortization	1,286.4	1,285.1	1.3	0.1
EBITDA result	5,263.0	4,993.1	269.9	5.4
EBITDA margin (%)	8.5%	8.2%	-	-

EBITDA result in 2019 and 2018 reached $5,263.0 and $4,993.1 million, respectively, representing an EBITDA margin of 8.5% and 8.2%, respectively.

Operating Results 2018 vs 2017

Information about our operating results for the fiscal year ended December 31, 2018 compared with the fiscal year ended December 31, 2017 is included in Item 5 of our 2018 Annual Report on Form 20-F, which is available via the SEC’s website at www.sec.gov and our website at www.bachoco.com.mx.

Critical Tax and Accounting Policies

The following information is a summary of the fiscal and accounting policies that could materially affect the Company’s operations or investments.

Income Tax Year 2019

The Company and each of its subsidiaries file separate income tax returns. Through December 31, 2013, BSACV, the Company’s main subsidiary, was subject to the simplified regime, with a tax rate of 21%. Beginning in January 1, 2014, BSACV is now subject to a new regime for agriculture, livestock, forestry and fisheries, which applies to companies exclusively dedicated to these activities, and in our case it applies a 30% tax rate.

Our subsidiary Bachoco, US LLC, is located in the U.S. and it has the same fiscal period as the rest of the subsidiaries located in Mexico.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation, which revises the ongoing U.S. corporate income tax law by lowering the U.S. federal corporate income tax rate from 35.0% to 21.0%

For more information, please see Note 21 of the Audited Consolidated Financial Statements.

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

Aggregation of operating segments

The Company’s chicken and egg operating segments are aggregated to present one reportable segment (Poultry) as they have similar products and services, production processes, classes of customers, methods used for distribution, regulatory environments in which they operate, and similar economic characteristics as evidenced by similar five-year trends in gross profit margins. These factors are evaluated at least annually.

Discount rate estimation to calculate the present value of future minimum rent payments

The Company estimates the discount rate to be used in determining the lease liability, based on the incremental borrowing rate (“IBR”).

The Company uses a two-level model, with which it determines the elements that make up the discount rate: (i) reference rate, and (ii) credit risk component. In this model, Management also considers its policies and practices to obtain financing, distinguishing between borrowings obtained at the corporate level (that is, by the holding company), or at the level of each subsidiary. Finally, for real estate leases, or in leases where there is significant and observable evidence of their residual value, the Company estimates and evaluates an adjustment for the characteristics of the underlying asset, taking into account the possibility that such asset may be granted as collateral or guarantee against the risk of default.

Estimate of the term of the lease contracts

The Company defines the term of the leases as the period for which there is a contractual payment commitment, considering the non-cancellable period of the contract, as well as the renewal and early termination options that are likely to be exercised. The Company is party to lease agreements that do not have a defined mandatory term, a defined renewal period (if it contains a renewal clause), or annual automatic renewals. Accordingly, to measure the lease liability, the Company estimates the term of the contracts, considering their contractual rights and limitations and the business plan, as well as Management's intentions for the use of the underlying asset. Additionally, the Company considers the early termination clauses of its contracts and the probability of exercising them as part of its estimation of the lease term.

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

When the price of an identical asset or liability is not observable, the Company determines the fair value using another valuation technique that maximizes the use of relevant observable information and minimizes the use of unobservable information. As the fair value is a measurement based on the market, it is measured using the assumptions that market participants would use when they fix a price to an asset or liability, including assumptions about risk.

Impairment of long-lived assets and goodwill

The carrying amount of long-lived assets is reviewed for impairment when situations or changes in circumstances indicate that it is not recoverable, except for goodwill, which is reviewed on an annual basis, at a minimum. If there are indicators of impairment, a review is carried out to determine whether the carrying amount exceeds its recoverable value and whether it is impaired. The recoverable value is the highest of the asset’s fair value, less selling costs, and its value in use, which is the present value of the future estimated cash flows generated by the asset. The value in use calculation requires the Company’s management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

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

Recently Adopted and New Accounting Pronouncements

In 2019, we adopted a series of new and amended IFRS standards issued by the IASB, which went into effect on January 1, 2019 as it relates to our consolidated financial statements.

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

For the adoption of IFRS 16, we chose the modified retrospective application through which all effects were recorded as of January 1, 2019, without adjusting the financial statements of the comparative years.

In the initial application of IFRS 16, as of January 1, 2019, for all leases (except for those that we elected to account for as an expense), we:

●	Recognized right-of-use assets and lease liabilities in our consolidated statement of financial position, initially measured at the present value of the future lease payments in the amount of $922.4 million.
●	Recognized depreciation of right-of-use assets of $302.8 million and interest on lease liabilities of $37.8 million in the consolidated statement of profit or loss.
●	Presented separately the total amount of cash paid for liability principal of $325.2 million (presented within financing activities) and interest of $37.8 million (presented within financing activities) in the consolidated statement cash flow.

See Note 2(e) of our Audited Consolidated Financial Statements for more details.

B.	Liquidity and Capital Resources

We are a holding company with no significant operations of our own, and we receive dividends from our operating subsidiaries from time to time. Our principal sources of liquidity are:

-	The sales of our products through our subsidiaries in the Mexican and U.S. markets;

-	Credit lines we use from time to time; as of December 31, 2019 and 2018, the unused credit lines of the Company totaled $3,326.0 and $5,723.0 million, respectively. The Company did not pay any commission or charge for the unused credits.

-	The current Mexican bond issuance program available until August 2022. For more details, please refer to Item 12 (“Description of Securities Other than Equity Securities”) of this Annual Report.

Liquidity and Capital Resources 2019 vs 2018

TOTAL CASH, CASH EQUIVALENTS, INVESTMENT IN SECURITIES AND DERIVATIVES FINANCIAL INSTRUMENTS

	As of December 31,
In millions of pesos	2019	2018	Change
	$	$	$	%
Total cash, cash equivalents, and investment in securities and derivative financial instruments	19,182.7	18,458.5	724.2	3.9
Cash and cash equivalents	18,662.7	17,901.8	760.9	4.2
Investment in securities	502.0	550.1	(48.1)	(8.7)
Derivative financial instruments	18.0	6.6	11.4	172.7

In 2019, cash and cash equivalents, and investments in securities at fair value through profit or loss totaled $19,182.7 million, $724.2 million or 3.9%, more than the $18,458.5 million recorded in 2018, mainly due to the net cash provided from our operating activities. Of this total amount, $1.5 million corresponded to cash and cash equivalents in our U.S. operations.

ACCOUNTS RECEIVABLE

	As of December 31,
In millions of pesos	2019	2018	Change
	$	$	$	%
Total accounts receivable	3,867.1	3,486.4	380.8	10.9

In 2019 accounts receivable increased $380.8 million, or 10.9%, when compared to 2018. This is mainly due to increases of $228.7 million in recoverable value-added tax, $73.0 million in income tax receivable and $72.0 million in trade receivables.

For more detail, please see Note 9 of the Audited Consolidated Financial Statements.

ACCOUNTS PAYABLE

	As of December 31,
In millions of pesos	2019	2018	Change
	$	$	$	%
Total accounts payable	5,158.8	5,196.3	(37.5)	(0.7)

In 2019, accounts payable decreased $37.5 million or 0.7% when compared to 2018. This decrease is mainly due to a $78.6 million decrease in sundry creditors and expenses payable and a decrease of $23.6 million in trade payables, partially offset by increases of $52.9 million in direct employee benefits and $18.3 million in statutory creditors and expenses.

For more detail, please see Note 19 of the Audited Consolidated Financial Statements.

TOTAL DEBT

	As of December 31,
In millions of pesos	2019	2018	Change
	$	$	$	%
Total debt	4,928.6	5,037.6	(109.0)	(2.1)
Short-term debt (1)	3,440.4	3,492.8	(52.4)	(1.5)
Long-term debt (2)	-	44.0	(44.0)	(100.0)
Short-term debt (Local bond issue)
Long-term debt (Local bond issue)	1,488.2	1,500.8	(12.6)	(0.8)

(1)	Includes notes payable to banks and current portion of long-term debt.

(2)	Does not include current installments of long-term debt.

As of December 31, 2019, total debt was $4,928.6 million, a decrease of $109.0 million or 2.1% when compared to $5,037.6 million of total debt as of December 31, 2018. This decrease was due to payments we made on our Mexican peso-denominated debt due in 2019.

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

For details of maturity of our debt and the prevailing interest rates, see Note 18 of our Audited Consolidated Financial Statements.

WORKING CAPITAL

In millions of pesos	2019	2018	Change
	$	$	$	%
Working Capital	22,189.1	20,690.1	1,499.1	7.2
Total current assets	31,097.2	29,775.0	1,322.3	4.4
Total current liabilities	8,908.1	9,084.9	(176.8)	(1.9)

The working capital in the table above was calculated as current assets minus current liabilities.

In 2019, our working capital increased $1,499.1 million or 7.2% when compared to year 2018, due primarily to increases in our inventories, accounts receivable and our level of cash, which in turn resulted from an increase in cash from operating activities, as well as a decrease in income taxes payable.

We believe our current level of working capital is sufficient for the regular course of our operations. Nevertheless, our working capital needs may be susceptible to change, as they depend mainly on the cost of our main raw materials, which affect our inventory cost, and on the amount of accounts payable. Our working capital can also change from one quarter to another as the cost of buying domestic raw material depends of the given harvest season.

Liquidity and Capital Resources 2018 vs 2017

Information about our liquidity and capital resources for the fiscal year ended December 31, 2018 compared with the fiscal year ended December 31, 2017 is included in Item 5 of our 2018 Annual Report on Form 20-F, which is available via the SEC’s website at www.sec.gov and our website at www.bachoco.com.mx.

CAPITAL EXPENDITURES

In millions of pesos, for the years ended December 31,	2019	2018	2017
	$	$	$
Capital Expenditures	2,069.3	1,982.6	3,513.4

Most of the capital investments in the past years were financed with cash flows generated from our own operations.

In 2019, we made capital expenditures of $2,069.3, an increase when compared to the $1,982.6 million spent in 2018. Capital expenditures made in 2019 where mainly allocated to our organic growth strategies and productivity projects to improve our performance in both our Mexico and U.S. operations.

In 2018, we made capital expenditures of $1,982.6, a decrease when compared to the $3,513.4 million spent in 2017 when we made two acquisitions. Capital expenditures made in 2018 where mainly allocated to our organic growth strategies and some productivity projects in order to alleviate bottle neck in different parts of our process and supply chain.

In 2017, we made capital expenditures of $3,513.4 million, which were mainly allocated towards (i) our organic growth plans by investing in projects that will make our processes more efficient, as well as alleviating bottlenecks and in the replacement of part of our transportation fleet and of other equipment in all of our facilities; and (ii) part of our acquisitions of La Perla and AQF.

The Company plans to carry out several projects, primarily in Mexico, to gradually increase our poultry production over the course of the next few years.

See Note 14 of our Audited Consolidated Financial Statements for more details.

LEASES

In millions of pesos, for the years ended December 31,	2019(1)	2018	2017
	$	$	$
Leases expense	96.8	453.2	416.4

(1)	Our 2019 results include the effects of adoption of IFRS 16. For more information regarding the adoption of IFRS 16, see Notes 23 and 24 of our Audited Consolidated Financial Statements included herein.

During 2019, 2018 and 2017, we entered into leases for certain offices, production sites, computer equipment and vehicles. These agreements have terms ranging between one and five years and some of them contain renewal options.

As of December 31, 2019, under IFRS 16, total lease liabilities were $803.0 million; comprised of current lease liabilities of $149.5 million and long term lease liabilities of $653.5 million.

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

We have followed different strategies with respect to derivatives that involved call and put options in U.S. dollars. Our risk committee approves any change in policies and reviews the application of current policies.

See Note 8 to our Audited Consolidated Financial Statements for more information.

DEBT IN FOREIGN CURRENCY 2019 vs 2018

	As of December 31,
	2019	2018	Change
	$	$	$	%
Short-term financial debt liabilities in foreign currency(1)	2,831.2	2,757.5	73.7	2.7

(1)	The foreign currency is U.S. dollars.

 In 2019, our bank debt denominated in U.S. dollars totaled $2,831.2 million pesos (equivalent to $149.9 million USD), $73.7 pesos, or 2.7% more than the $2,757.5 million pesos (equivalent to $140.2 million USD) in 2018. The short-term bank debt in U.S. dollars had an annual average interest rate of 2.36% in 2019, and 2.26% in 2018.

The Company’s risk committee approves any change in policies and reviews the application of current policies.

At the end of 2019, we had assets denominated in U.S. dollars of $11,202.2 million pesos and liabilities of $5,255.4 million pesos, resulting in a net position of $5,946.8 million pesos (or $314.8 million USD).

For more details, see Note 8 and Note 18 to our Audited Consolidated Financial Statements.

DEBT IN FOREIGN CURRENCY 2018 vs 2017

Information about our debt in foreign currency for the fiscal year ended December 31, 2018 compared with the fiscal year ended December 31, 2017 is included in Item 5 of our 2018 Annual Report on Form 20-F, which is available via the SEC’s website at www.sec.gov and our website at www.bachoco.com.mx.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

The most significant trends that might have a negative impact on the Company’s operating performance are the following:

–	Despite the stability we have observed in the prices of our main raw material prices in U.S. dollar terms, we may see future volatility in prices depending on the market for crops in Mexico and the U.S and volatility in exchanges rates, particularly as a result of uncertain conditions linked to COVID-19.

–	We might be affected by more aggressive competition from our peers in the markets in which we operate.

–	We may also be negatively affected by any poultry sanitary issues that may arise in regions where our production centers are located, which may affect our production volumes and production costs.

–	Finally, Mexico may see future macroeconomic uncertainties and volatility as there are concerns of a global recession as a result of the COVID-19 pandemic observed in early 2020. The outbreak of COVID-19 has negatively impacted the global financial markets, resulting in, among others, exchange rate volatility (including the Mexican peso to U.S. dollar exchange rate) and the fall of stock prices (including the price of our stock), trends which may continue. There are other broad and continuing concerns related to the potential effects of COVID-19 on international trade (including shipping and transportation channels, supply chains and export levels), travel, employee productivity, securities markets, and other economic activities that may have a destabilizing effect on financial markets and economic activity. There may also be changes in domestic and international governmental policies in response to the COVID-19 pandemic that could negatively affect our daily operations and our ability to supply our products. In addition, we are likely to experience reduced demands in certain sectors in which we compete, as our customers limit visits to certain food markets. Furthermore, although we are considered an essential productive sector in both Mexico and the U.S., in the case of a shutdown involving any of our subsidiaries or our customers, we may be unable to meet the needs of our customers for an unknown period of time, which could adversely affect our business, financial condition and results of operations.

E.	Off-Balance Sheet Arrangements

In 2019, except for our operating lease agreements, we do not have off-balance sheet arrangements that might have current or future effects on the Company’s financial condition. Disclosure of operating leases is included in this Annual Report under Item 5-B.

F.	Tabular Disclosure of Contractual Obligations

Our major categories of indebtedness included the following:

–	As of December 31, 2019 and 2018, we had $0.0 and $65.0 million in current portion of long-term debt, respectively.

–	Long-term debt to banks, excluding the current installments of long-term debt, as of December 31, 2019 and 2018 were $1,488.2 and $1,544.8 million, respectively.

–	The weighted average interest rates on long-term debt, for years 2019 and 2018 were 8.53% and 8.42%, respectively.

See Note 18 of our Audited Consolidated Financial Statements for more detail.

The Company has certain leases related to operating assets, including farms and administrative offices. The following table summarizes the Company´s contractual obligations as of December 31, 2019. The table does not include current installments of long-term debt, accounts payable or pension liabilities.

CONTRACTUAL OBLIGATIONS

In millions of pesos	Total	2019	2020	2021	2022	2023
		$	$	$	$	$
Long-term debt(1)	1,488.2				1,488.2
Leases(2)	653.5		263.2	190.6	144.3	55.5

(1)	See Note 18(c) of the Audited Consolidated Financial Statements for more detail.
(2)	See Note 24 of the Audited Consolidated Financial Statements for more detail.

The following table sets forth the maturity amounts of interest to be paid in connection with the long-term debt described above.

INTEREST

In millions of pesos	Total	Less than 1 year	From 1 To 3 years	From 3 to 5 years
Interest	$342.2	$134.5	$207.6	$

G.	Safe Harbor

Not applicable.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

The Chief Operating Decision Maker (CODM) role is carried out by our BOD. The BOD is integrated by eight Proprietary Shareholder Directors, four Independent Directors and four Alternate Directors.

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

The EC is an intermediate management body, comprised entirely by Robinson Bours family members, that meets at least 10 times a year with the Company’s CEO. During such meetings, the following matters, among others, are addressed:

●	General business strategy for the Company, including growth strategy and initiatives.

●	Analysis and approval of the Company’s organizational structure.

●	Discussion of relevant matters of the Company’s operations, including, among others, the identification and follow up on both opportunities as well as significant adverse events.

●	Analysis and follow up on the financial performance of the Company.

●	Approval and appointment of management.

The IC is comprised of the same members as the EC, is responsible for analyzing all investment and capital expenditure proposals and meets at least six times a year with the CEO. Based on their analysis, the IC and the CEO identify which investment and capital expenditure proposals to submit to the BOD for approval.

The ACPC is comprised mainly by independent directors. The mandate of the ACPC is to establish and monitor controls and procedures in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. On November 3, 2015, during our shareholders’ ordinary meeting, Mr. Guillermo Ochoa Maciel was elected chairman of the ACPC. Mr. Ochoa Maciel possesses all the characteristics included in the definition of an “audit committee financial expert” within the meaning of Item 16A. He was appointed as an independent member of the BOD and as an independent director financial expert.

Our CEO is the only management team member who reports directly to the BOD, and is responsible for executing the operating plans for all product lines that are developed jointly between the BOD’s committees and the CEO, and approved by the BOD. Given the CEO’s responsibilities in overseeing the Company’s operating managers, which are discussed in more detail below, we have considered whether the CEO plays the role of CODM for the Company. However, in our judgment, the BOD is the CODM, by virtue of the BOD’s close involvement in the CEO’s activities, the resulting overlap in the respective functions of the CEO and the BOD and the BOD’s ability to override decisions taken by the CEO.

The individual responsible for reporting to the BOD and executing the Company’s operating plan is our CEO.

The BOD, through the EC, meets with the CEO generally on a monthly basis.

The financial information that is reviewed by the CODM in preparation for the meetings and the financial information that is discussed during those meetings is comprised of the following:

●	A discrete monthly statement of profit and loss for our operating segments, up to gross profit level;

●	Updates regarding raw materials price conditions;

●	Certain key performance measures such as volume, prices and estimated cost on a discrete basis for our operating segments;

●	Consolidated entity-wide earnings before interest, income taxes, depreciation and amortization (EBITDA);

●	A consolidated entity-wide statement of profit and loss;

●	A consolidated entity-wide statement of financial position; and

●	A consolidated entity-wide statement of cash flow.

The CODM normally makes additional requests for supplemental financial information, which vary depending on the circumstances. Examples of such supplemental financial information, which is disaggregated by product, include:

●	Enhanced discussion and analysis of significant period to period changes in operating results,

●	Further detail regarding gross profit and cost, and

●	Sales analysis explaining differences from prior period sales and deviations from our budget.

The CEO formally meets with the full BOD four times a year, usually in January, April, August and October of each year.

The financial information that is reviewed by the CODM in preparation for the meetings and the financial information that is discussed during those meetings is comprised of the following:

●	A discrete monthly statement of profit and loss for our operating segments, up to gross profit level;

●	A consolidated entity-wide statement of profit and loss;

●	A consolidated entity-wide statement of financial position; and

●	A consolidated entity-wide statement of cash flow.

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

At our annual stockholders’ meeting held on April 24, 2019, we ratified the membership of our Board of Directors.

Currently our board of directors is composed of the following members:

MEMBERS OF THE BOARD	Year of Birth	Member since
Chairman of the Board and Proprietary Shareholder Director:
Javier R. Bours Castelo	1953	1982
Proprietary Shareholder Directors:
Jose Gerardo Robinson Bours Castelo	1958	2008
Jesus Enrique Robinson Bours Muñoz	1951	1994
Jesus Rodolfo Robinson Bours Muñoz	1957	2002
Arturo Bours Griffith	1955	1994
Octavio Robinson Bours	1952	1997
Ricardo Aguirre Borboa	1954	1994
Juan Salvador Robinson Bours Martinez	1965	1994
Alternate Directors:
Jose Eduardo Robinson Bours Castelo	1956	1994
Jose Francisco Bours Griffith	1950	1994
Guillermo Pineda Cruz	1948	1994
Gustavo Luders Becerril	1953	2011
Independent Directors:
Avelino Fernandez Salido	1938	2003
Humberto Schwarzbeck Noriega	1954	2003
Guillermo Ochoa Maciel	1955	2015
David Gastelum Cazares	1951	2016
Secretary of the Board:
Eduardo Rojas Crespo	1969	2008

Honorary Members of the Board

Enrique Robinson Bours Almada and Mario Javier Robinson Bours Almada are co-founders of the Company and Honorary members of the board.

The following table identifies the relationships among members of each of the four Bours families:

Cousins	In-law related
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

Jose Gerardo Robinson Bours Castelo, Proprietary Shareholder Director since 2008. He previously served as Director of Planning and Projects. Mr. Bours holds a degree in Computer Systems Engineering from the ITESM. He currently serves as member of the Board of the following companies: Megacable Holdings, S.A.B. de C.V., Congeladora Horticola, S.A. de C.V., Ocean Garden S.A., Industrias Boca, S.A. de C.V. and Fertilizantes Tepeyac S.A. de C.V, Vimifos S.A de C.V. and member of the regional board of Citi Banamex and Banorte. He is also Chairman of Fundacion Mexicana para el Desarrollo Rural del Valle del Yaqui and the ITESM in Obregon..

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

Avelino Fernandez Salido, Independent Director, has been a member of the board since 2003. He is also a member of the board of Banamex and BBVA Bancomer. He is also Chairman of the Board of the following companies: Grupo Cajeme Motors, S.A. de C.V., Navojoa Motors, S.A. de C.V., Turymayo S.A. de C.V., Gasolineras Turymayo S.A. de C.V. and Agroempaques Turymayo S.A. de C.V, His business experience is in the marketing of grains.

Guillermo Ochoa Maciel, Independent Director and has been a member of the board since November 2015. Mr. Ochoa Maciel holds a degree in public accounting from the Universidad de Guadalajara, México. Mr. Ochoa Maciel was employed at KPMG Cardenas Dosal, S.C., for over 36 years (the last 26 as firm partner). Since 2015, he has been the chairman of the board and director of his own consulting and real estate development firm. Mr. Ochoa Maciel has significant experience in financial audits, corporate governance matters (including Sarbanes-Oxley compliance) and equity and debt transactions both locally in Mexico as well as internationally (both private and SEC-registered) as well as IFRS and U.S. GAAP accounting matters. Mr. Ochoa Maciel was elected chairman of the Audit and Corporate Practices Committee during the ordinary stockholders’ meeting that took place on November 3, 2015.

David Gastelum Cazares, Independent Director and has been a member of the board since the annual general meeting held on April 27, 2016. Mr. Gastelum holds a degree in Veterinary Medicine from the school of Veterinary Medicine of the Universidad Nacional Autonoma de Mexico (“UNAM”) and is also a graduate of the Instituto Panamericano de Alta Dirección de Empresas (“IPADE”). He joined our company in 1979 and served as a pullet sales manager in the states of Sonora and Sinaloa, national sales manager of live animals and eggs, manager of the Northwest Division, manager of the Mexico City Division and National Sales Manager. He assumed the Director of Sales position from 1992 to 2013. For several years, he was the vice-president of poultry meat at the Mexican Poultry Association and a member of the Latin American Poultry Association (ALA). From 2014 to 2016 he was the General Director of Monteblanco, a company that produces and sells mushrooms. In 2016, he took the course of Directors in Action in IPADE in Mexico City. Mr. Gastelum is also member of the board of directors of the Unión Nacional de Avicultores (UNA). In 2017, he was recognized at the Annual convention of the National Association of Poultry Science Specialists (ANECA). In 2017, he was named as an Independent Director and Chairman of the Administration and Planning Committee of the Group “Frío” in Guadalajara, Mexico. In April of 2018 he joined the board of directors of Universal Wipes, dedicated to the production and commercialization of wet wipes. In 2019, he joined the board of directors of “Podologia Integral,” a company dedicated to foot health.

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

EXCECUTIVE OFFICERS THAT HAVE LEFT THE COMPANY, OR CHANGED POSITIONS IN THE LAST 12-MONTHS

Ismael Sanchez Moreno, Human Resources Director, left the company in 2020. The responsibilities of this position currently fall under the scope of our CEO and CFO until we appoint a replacement.

A biography of the Executive Officers is set forth below:

Rodolfo Ramos Arvizu, Chief Executive Officer. Mr. Ramos joined us in 1980 and he was named as Chief Executive Officer in November 2010. Previously, Mr. Ramos had served Bachoco as its Technical Director since 1992 and also held positions in the Egg Quality Control Training Program and in Poultry Management. He also served as Supervisor of the Commercial Egg Production Training Program, Manager of Raw Material Purchasing and as a Director of Production. Mr. Ramos holds a degree in Agricultural Engineering from ITESM and a Diploma from the IPADE (D1).

Trent Goins joined OK Foods in January 2003 as a management trainee. He was made Regional Sales Manager in 2005 with responsibility for retail sales. In 2008, Goins became Senior Vice President of Sales and Marketing, a position he held until his appointment as CEO/President of OK Foods in February 2014. Mr. Goins has served as past president and current board member of The Poultry Federation and is presently a member of the National Chicken Council, where he serves on the Executive Committee.

Daniel Salazar Ferrer, Chief Financial Officer. He joined us in 2000 and assumed his current position in January 2003. Previously, Mr. Salazar worked for four years as Chief Financial Officer at Grupo Covarrubias and as Comptroller at Negromex, a company of Grupo Desc. Mr. Salazar holds an accounting degree from Universidad Tecnologica de Mexico, a master’s degree in Business Administration from ITESM, and a Diploma from the IPADE (A-D2).

Ernesto Salmon Castelo, Director of Mexico Operations, joined us in 1991 and assumed his current position in 2018. Previously, Mr. Salmon worked for Gamesa, S.A. de C.V. and for us as Sales Manager in Sonora, Northwestern Distribution Manager, Manager of the Processing Plant in Celaya, Corporate Industrial and Engineering Director, Southeastern Division Manager, Bajio Division Manager and Director of Operations from 2004 to 2018. Mr. Salmon holds a degree in Chemical Engineering and a master’s degree in Business Administration from the Instituto Tecnologico de Sonora.

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

The table below sets forth the aggregate compensation paid to our directors and executive officers, for services they rendered in their respective capacities, for the years ended December 31, 2019, 2018 and 2017.

TOTAL COMPENSATION

	As of December 31,
	2019	2018	2017
In millions of pesos	$	$	$
Compensation, net (in million pesos)	52.6	61.2	56.2

C.	Board Practices

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

Audit and Corporate Practices Committee

The mandate of the Audit and Corporate Practices Committee is to establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, pursuant to our bylaws and Mexican law, among others, the Audit and Corporate Practices Committee must do the following:

–	Submit an annual report to the Board of Directors;

–	Inform the Board of Directors of the current condition of the internal controls and internal auditing system of the Company or of the entities it controls, including any irregularities detected;

–	Require the relevant directors and other employees of the Company, or of the entities it controls, to provide reports relative to the preparation of the financial information or any other kind of reports or information it deems appropriate to perform its duties;

–	Receive observations formulated by shareholders, Board members, relevant officers, employees and, in general, any third party with regard to the matters under the Audit Committee duties, as well as carry out the actions that, in its judgment, may be appropriate in connection with such observations;

–	Inform the Board of Directors of any material irregularities detected as a result of the performance of its duties and, as applicable, inform the Board of Directors of the corrective actions taken, or otherwise propose the actions that should be taken;

–	Call Shareholders’ Meetings and cause the items it deems pertinent to be inserted into the agendas of such Shareholders’ Meetings; and

–	Assist the Board of Directors in selecting candidates for audit and reviewing the scope and terms of the auditor’s engagement, as well as evaluate the performance of the entity that provides the external auditing services and analyze the report, opinions, statements and other information prepared and signed by the external auditor.

On November 3, 2015, during the shareholders ordinary meeting, Mr. Guillermo Ochoa Maciel was elected chairman of the Audit and Corporate Practices Committee, which is composed of the following members:

AUDIT AND CORPORATE PRACTICES COMMITTEE

Name	Position	Member since
Guillermo Ochoa Maciel	Chairman	2015
Humberto Schwarzbeck Noriega	Member	2003
Ricardo Aguirre Borboa	Member	2003
Avelino Fernandez Salido	Member	2003

Currently, Guillermo Ochoa Maciel, member of our audit committee, possesses all the characteristics included in the definition of an “audit committee financial expert” within the meaning of Item 16A.

Mr. Ricardo Aguirre Borboa represents the controlling shareholders and has no voting rights in the audit committee.

D.	Employees

The Company has employees in Mexico and the United States.

In 2019, around 55.0% of our employees in Mexico were members of labor unions in our operations. As of March 2019 and the date of this Annual Report, labor relations with our employees in Mexico are governed by 57 separate collective labor agreements, each relating to a different group of employees and negotiated on behalf of each such group by a different labor union.

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

WORKFORCE

	2019	2018	2017	2016	2015
Total employees:	28,218	27,597	27,397	25,725	25,231
In Mexico	23,861	23,315	23,305	22,340	21,964
In the U.S.	4,357	4,282	4,092	3,385	3,267

E.	Share Ownership

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

According to our Depositary Bank, as of February 29, 2020, we had 3,594,731 ADRs outstanding on the NYSE, which represent 7.2% over the total shares and 26.9% over the free float.

ADRs Outstanding

As of December 31,	2019	2018	2017
Total ADRs Outstanding	3,678,845	3,765,143	3,673,943
Percentage Over Total Shares	7.4	7.5	7.3

We estimate that the difference between total shares outstanding at the NYSE and the total free float represents the shares trading at the Mexican Stock Exchange.

According to information providing by BNY Mellon, as of December 31, 2019 and February 29, 2020, from the 100.0% of the total Shares of the Company, there were approximately 50 and 43 shareholders in the NYSE, respectively.

According to the most recent information provided by broker dealers at the date of our 2019 Bachoco’s stockholders Annual meeting, we estimated that there are 750 Shareholders on the BMV.

The following table sets forth the Company’s main shareholders, which held 1.0% or more of the total shares of the Company, as of December 31, 2019.

	Shares(1)	Position	Country
Control Trust	312,000,000	52.00%	Mexico
Underwriting Trust	127,500,000	21.25%	Mexico
Renaissance Technologies LLC	7,657,200	1.28%	EEUU
GBM Fondo de Inversión Total, S.A. de C.V.	7,097,646	1.18%	Mexico

(1)	All shares B Class with full voting rights.

As of March 31, 2020 there have been no significant changes in the composition of the Company’s main shareholders.

B.	Related Party Transactions

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

We expect to engage in similar transactions in the future. All of these transactions are described below:

–	We regularly purchase vehicles and related equipment from distributors owned by various members of the Robinson Bours family. The distribution of vehicles and related equipment is a highly competitive aspect of business in the areas in which we operate. We are not dependent on affiliated distributors and are able to ensure that the pricing and service we obtain from affiliated distributors are competitive with those available from other suppliers.

–	The Robinson Bours Stockholders also own Taxis Aéreos del Noroeste, S.A. de C.V., an air transport company that provides transportation for members of the Board of Directors to and from meetings at our headquarters in Celaya, Guanajuato in Mexico.

–	We purchased feed and packaging materials from enterprises owned by Robinson Bours Stockholders, the family of Enrique Robinson Bours and the family of Juan Bautista Robinson Bours.

–	We also have accounts payable to related parties. These transactions took place among companies owned by the same set of stockholders.

In addition, in 2016, we granted a short-term loan that bears interest to a related party, Taxis Aéreos del Noroeste, S.A. de C.V., for $189.1 million. This loan is recorded in our balance sheet as a current asset under the “Due for related parties” line item. This non-recurring loan was made on terms and conditions substantially similar as those prevailing at the time for comparable transactions with unrelated third parties. As of December 31, 2019, the amount due from Taxis Aéreos del Noroeste was $0.0 million pesos.

Aside from the loan described in the paragraph immediately above, neither we nor our subsidiaries have loaned any money to any of our directors or officers, controlling shareholders or entities controlled by these parties.

REVENUES FROM RELATED PARTY TRANSACTIONS

	As of December 31,
In millions of Pesos	2019	2018	2017
	$	$	$
Feed and packaging materials	188.9	8.8	47.4
Vehicles and related equipment	0.0	0.0	0.0
Air transportation services	0.0	0.0	1.0

EXPENSES INCURRED IN RELATED PARTY TRANSACTIONS

	As of December 31,
In millions of Pesos	2019	2018	2017
	$	$	$
Feed and packaging materials	755.9	788.9	598.4
Vehicles and related equipment	333.5	94.9	160.6
Air transportation services	25.0	8.4	7.9

BALANCES WITH RELATED PARTIES

Balance of Revenues with Related Parties

	As of December 31,
In millions of Pesos	2019	2018	2017
	$	$	$
Feed and packaging materials	13.7	0.1	0.3
Vehicles and related equipment	0.0	0.0	0.0
Air transportation services	0.0	0.0	0.0

Balance of Accounts Payable with Related Parties

	As of December 31,
In millions of Pesos	2019	2018	2017
	$	$	$
Feed and packaging materials	71.6	137.6	50.5
Vehicles and related equipment	4.8	9.9	4.7
Air transportation services	0.3	0.0	0.1

As of December 31 2019 and 2018, the balances due to related parties are the balances owed denominated in pesos, which do not accrue interest, payable in cash in the short-term, for which there are no guarantees.

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

The Auditors

On September 3, 2013, we announced that the Company’s Board of Directors, as per the Audit Committee’s recommendation, approved the selection of Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu Limited (“Deloitte”) as the Company’s independent registered public accounting firm, effective as of September 30, 2013. Deloitte was ratified as the Company’s external auditor for the 2019, 2018, 2017 and 2016 fiscal years and remains our external auditor as of the date of this Annual Report.

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

DIVIDENDS

	As of December 31,
	2019	2018	2017
Total dividends declared (in million pesos)	840.0	852.0	780.0
Dividend declared per share (in pesos)	1.40	1.42	1.30
Dividends declared per ADR (in pesos)	16.8	17.0	15.6

Although there can be no assurance as to the amount or timing of future dividends, we expect to pay an annual dividend pro rata to holders of outstanding shares in an amount of approximately 20.0% of the prior year’s net income. The declaration and payment of dividends will depend on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors and the shareholders, including debt instruments that may limit our ability to pay dividends.

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

As of February 29, 2019, there were 3,594,731 ADRs outstanding at the NYSE. They represented 7.2% of the total shares of the Company or 26.9% of the free float.

Based on these figures, we can assume that the remaining 73.1% of the free float is trading at the Mexican Stock Exchange.

Exchange	Country	Ticker Symbol	Securities
BMV	Mexico	Bachoco	Shares
BMV	Mexico	Bachoco22	Bonds
NYSE	U.S.	IBA	ADR

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Information regarding the memorandum and articles of association are included in our F-1 Form, and an English translation of our bylaws is attached in this Annual Report incorporated by reference herein and also available on our web page at www.bachoco.com.mx.

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

On April 27, 2011 during the extraordinary Stockholders meeting the Article Two - XII of our bylaws was modified as follows:

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

Members of the Board

Under the Mexican Corporations Law, a Board of Directors must conform to the following requirements:

–	The Board of Directors will be integrated by a minimum of five and a maximum of twenty-one principal members.

–	At least twenty-five percent of the members of the Board of Directors must be independent, in accordance with the terms of Article 24 of the Securities Market Law.

–	For each principal member, a substitute will be appointed, in the understanding that the substitutes of independent Board members must also be independent.

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

Dividends and Distributions

At the annual ordinary general stockholders’ meeting, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the board, to the holders of Shares for their consideration. The holders of Shares, once they have approved the financial statements, determine the allocation of our net profits, if any, for the preceding year. As of December 31, 2019, our legal reserve fund was equal to at least 20% of our paid-in capital stock. Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the stockholders determine, including a reserve for the repurchase of our Shares. The remaining balance of net profits, if any, is available for distribution as dividends. No dividends may be paid, however, unless losses for prior fiscal years have been paid or absorbed.

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

Preemptive Rights

Except in certain limited circumstances, in the event of a capital increase through the issuance of new Shares for payment in cash or in kind, a holder of existing Shares of a given Series at the time of the capital increase has a preferential right to subscribe for a sufficient number of new Shares of the same Series to maintain the holder’s existing proportionate holdings of Shares of that Series or, in the event of a capital increase through the issuance of limited-voting or non-voting stock only, to subscribe for a sufficient number of the Shares to be issued to maintain the holder’s existing proportionate holdings of our capital stock. Preemptive rights must be exercised within 15 days following the publication of notice of the capital increase in the Diario Oficial de la Federacion (Official Gazette) or following the date of the stockholders’ meeting at which the capital increase was approved if all stockholders were represented at such meeting; otherwise, such rights will lapse. Under Mexican law, preemptive rights cannot be waived in advance by a stockholder, except under limited circumstances, and cannot be represented by an instrument that is negotiable separately from the corresponding share. Holders of ADRs who are U.S. citizens or are located in the United States may be restricted in their ability to participate in the exercise of preemptive rights.

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

The Foreign Investment Law reserves certain economic activities exclusively for the Mexican state and certain other activities exclusively for Mexican individuals or Mexican corporations, and limits the participation of foreign investors to certain percentages in regard to enterprises engaged in activities specified therein. Foreign investors may own up to 100.0% of the capital stock of Mexican companies or entities, except for companies (i) engaged in reserved activities as referred to above; or (ii) with assets exceeding an amount to be established annually by the Foreign Investment Commission, in which case an approval from the Foreign Investment Commission will be necessary in order for foreign investment to exceed 49.0% of the capital stock. Mexican and non-Mexican nationals will be entitled to hold and to exercise the rights of holders. The Robinson Bours Stockholders have advised us that they intend to maintain a control position. Pursuant to our bylaws, foreigners may only own up to 49.0% of our Shares.

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

Repurchase in the event of delisting

In the event of cancellation of the registration of the Company’s Shares in such Registry, whether at the request of the Company or by a resolution of the National Securities and Banking Commission under applicable law, the Company agrees to make a public offering for the acquisition of the total number of the Shares registered prior to the cancellation. The Company must, for at least six months, contribute to a trust the necessary resources to purchase at the same price of the public offering the Shares of the investors that did not attend or did not accept such offer, in case that after the public offering for purchase has been made and prior to the cancellation of the registration of the Shares that represent the capital stock of the Company or of other securities issued based on such Shares in the National Securities Registry, the Company had been unable to acquire 100.0% of the paid in capital stock.

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

Non-Subscribed Shares

With prior authorization of the CNBV, we may issue non-subscribed Shares provided that such Shares will be held by a depositary institution and that there is compliance with the conditions of Article 53 of the Ley del Mercado de Valores (“Mexican Securities Law”). In any extraordinary stockholders’ meeting at which this issuance of non-subscribed Shares is approved, the preference rights established by Article 132 of the Mexican Corporations Law must be respected. With a quorum at the meeting, the approval of the issuance will take effect, even with respect to stockholders that were not present at the meeting, such that we will be free to issue these Shares with no prior publication. When a minority of stockholders representing at least 25.0% of the voting capital stock vote against the issuance of these Shares, such issuance cannot be made. Any stockholder that votes against this issuance at the stockholders’ meeting will have the right to request that we sell its Shares before issuing the new non-subscribed Shares. In such event, we will have the obligation to first sell the Shares belonging to such stockholders, at the same price that the non-subscribed Shares are to be offered to the public.

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

Audit Committee and Corporate Practices

Under our bylaws, the Board of Directors is required to create an Audit Committee and Corporate Practices under the terms and conditions outlined below:

–	The Audit Committee and Corporate Practices will consist of members of the Board of Directors. The chairman of the Audit Committee and Corporate Practices and a majority of the committee members must be independent, as independence is defined under the Mexican Securities Market Law.

–	The mandate of the audit committee and corporate practices is to establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable, and accurately reflects our financial position.

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

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Shares or ADRs that, for U.S. federal income tax purposes, is:

–	an individual who is a citizen or resident of the United States;

–	a corporation organized in or under the laws of the United States, any state thereof, or the District of Columbia;

–	an estate, the income of which is subject to U.S. federal income tax without regard to its source; or

–	a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

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

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. See “U.S. Federal Income Taxation—Passive Foreign Investment Company Rules” below. This discussion is based on the federal income tax laws and regulations of the United States (including the U.S. Internal Revenue Code of 1986, as amended, or the “Code”) and Mexico, judicial decisions, published rulings and administrative pronouncements, all as of the date hereof, and all of which are subject to change (possibly with retroactive effect) and different interpretations. Further, this discussion does not address U.S. federal estate and gift tax, U.S. Medicare tax on net investment income or the alternative minimum tax consequences of holding Shares or ADRs or the indirect consequences to holders or equity interests in partnerships (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that own Shares or ADRs. In addition, this discussion does not address the non-U.S., non-Mexican, state or local tax consequences of holding Shares or ADRs. Prospective purchasers of Shares or ADRs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of Shares or ADRs, including, in particular, the effect of any non-U.S., non-Mexican, state or local tax laws.

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

The documents concerning us which are referred to in this document are available in our company headquarters, located at Avenida Tecnológico No. 401, Ciudad Industrial, Celaya, Guanajuato, zip code 38010, Mexico, for any inspection required. Part of this information is available on our website, at https://corporativo.bachoco.com.mx/inversionistas.

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

Currency Fluctuation

Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to cost and expenses that are denominated in U.S. dollars. See Risk Factors under Item 3.

In 2019, 2018 and 2017, we recognized net foreign exchange loss of $272.2 and gains of $39.3 and $230.5 million, respectively.

As of December 31, 2019, a hypothetical increase of 10% in the exchange rate would have resulted in an increase in the foreign currency position of $1,784.0 million, which represents a gain from foreign currency exchange rates. On the other hand, a decrease of 10% in the exchange rate would have resulted in a decrease in our foreign currency position of $1,784.0 million, which represents a loss from foreign currency exchange rates.

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

As of December 31, 2019, we had borrowings of approximately $4,928.6 million pursuant to variable rate debt instruments, representing approximately 8.8% of our total assets.

Based on our debt position on December 31, 2019, we estimate that a hypothetical increase in the interest rate of 50 basis points would increase our interest expense by $24.5 million, negatively impacting our net income by the same. Whereas, we estimate that a hypothetical decrease in the interest rate of 50 basis points would decrease our interest expense by $24.5 million, positively impacting our net income by the same.

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

Based on our results for 2019, we estimate that a hypothetical increase in the price of corn bushel and short-ton of soybean meal of 15% would decrease the loss in our overall derivative position instruments to $121.8 million, positively affecting our results. Whereas, we estimate that a hypothetical decrease in the price of corn bushel and short-ton soybean meal of 15% would increase the loss in our overall derivative position instruments to $100.5 million, negatively affecting our results.

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

Pursuant to our letter agreement with our Depositary, in 2014 we did not receive any such payment because we renegotiated our contract with BNY Mellon in August 2014 and were not be able to request this benefit until one year from the contract renewal date. In 2019 and 2018 we received a payment of US $70,000.00 (less fees) each, as payment for expenses we incurred related to the maintenance of our ADR program, including investor relations expenses and exchange application and listing fees.

Please refer to Exhibit 2.1 to this Annual Report for the remaining information relating to our American Depositary Shares required by Item 12 of Form 20-F.

Part II

Item 13.	Default, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, as of December 31, 2019, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance, that information required to be disclosed in the reports we file and submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining internal control over financial reporting as defined in Rules 13a-15(f) and 15d- 15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Effective control over financial reporting cannot, and does not, provide absolute assurance of achieving our control objectives. Also, any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the design and effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. Before 2016, in making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its original 1992 Internal Control—Integrated Framework. Beginning in 2016, in making this assessment, the Company adopted the criteria set forth by the COSO in its 2013 Internal Control—Integrated Framework.

Based on this assessment, management concluded that, as of December 31, 2019, the Company’s internal control over financial reporting is effective based on such criteria.

Our management’s assessment and conclusion on the effectiveness of our internal control over financial reporting as of December 31, 2019 includes AQF, Inc. and La Perla, which we acquired in July, 2017.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control financial reporting. During 2018, we implemented internal controls to ensure we have adequately evaluated our lease contracts and properly assessed the impact of the new IFRS 16 accounting standard to lease recognition on our financial statements to facilitate the adoption of such standard on January 1, 2019. We did not observe any significant changes to our internal control over financial reporting due to the adoption of such new standard.

Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm to the Stockholders and the Board of Directors of Industrias Bachoco, S.A.B. de C.V.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Industrias Bachoco, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated April 29, 2020, expressed an unqualified opinion on those financial statements

Basis for Opinion

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standard Board ("IASB"). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

/s/ Alberto Del Castillo Velasco Vilchis
L.C.C. Alberto Del Castillo Velasco Vilchis
Mexico City, Mexico
April 29, 2020

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

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer, controller and persons performing similar functions, as well as to other officers and employees. Our code of ethics is available free of charge upon request through our investor relations website at www.bachoco.com.mx. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer, controller and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver upon request on our website at the same address.

ITEM 16.C.	Principal Accountant Fees and Services

On September 3, 2013, we announced that the Company’s Board of Directors, as per the Audit Committee’s recommendation, approved the selection of Deloitte as the Company’s independent registered public accountant, effective as of September 30, 2013.

Audit and Non-Audit Fees

The following table sets forth the fees billed by Deloitte, our independent registered public accounting firm, and paid by us. All amounts are in nominal thousands of pesos, no taxes are included.

AUDIT FEES OF DELOITTE

	As of December 31,
In millions of pesos	2019	2018
Total Fees:	$11.7	$12.5
Audit fees	9.7	10.4
Audit related fees		0.2
Other	1.9	2.0

In 2019, Deloitte’s other fees in the table above were fees related to a diagnostic of a “shared service center” for our company.

In addition to the fees for professional services paid listed in the table above, we reimbursed Deloitte for out-of-pocket expenses they incurred in connection with the performance of their audit, such as lodging and other travel related expenses of $1.1 million and $0.4 million in 2019 and 2018, respectively.

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

The table set below sets forth the information regarding the purchase plan approved by the Board of Directors in the three recent fiscal years.

REPURCHASE PLAN APPROVED

Year	Announced date	Expiration date	Amount	Estimate number of shares that may be purchase under the plan
2019	April 24, 2019	April 21, 2020	$1,316,340,000	18,000,000
2018	April 25, 2018	April 23, 2019	$568,500,000	12,000,000
2017	April 26, 2017	April 24, 2018	$494,940,000	12,000,000	(1)

(1)	The amount includes current shares in the repurchase plan.

The table below sets forth information about the repurchase of our shares on the BMV:

REPURCHASE OF SHARES IN 2019

Monthly operation of the repurchase plan in 2019	Total number of shares purchased	Average price paid per share (in pesos)	Total number of shares purchase as part of the publicly announced plan	Estimate maximum number of shares that may yet be purchased under the plan
Opening balance	86,928	$74.25	86,928	17,913,072
January	0	0.00	0	17,913,072
February	0	0.00	0	17,913,072
March	0	0.00	0	17,913,072
April	0	0.00	0	17,913,072
May	0	0.00	0	17,913,072
June	0	0.00	0	17,913,072
July	0	0.00	0	17,913,072
August	0	0.00	0	17,913,072
September	0	0.00	0	17,913,072
October	0	0.00	0	17,913,072
November	0	0.00	0	17,913,072
December	133,488	80.03	133,488	17,779,584
Total 2019	220,416	77.55	220,416	17,779,584

REPURCHASED OF SHARES IN 2020

Monthly operation of the repurchase plan in 2020	Total number of shares purchased	Average price paid per share (in pesos)	Total number of shares purchased as part of the publicly announced plan	Estimate maximum number of shares that may yet be purchased under the plan
Opening balance	100,396	$80.03	100,396	17,899,604
January 2020	0	0.00	0	17,899,604
February 2020	117,931	70.28	117,931	17,781,673
March 2020	20,000	66.32	20,000	17,761,673
Total as of March 31, 2020:	238,327	74.05	238,327	17,761,673

REPURCHASE PLAN BALANCE

Number of Shares
Total shares in the repurchase plan as of December 31, 2018	86,928
(+) Total shares purchased in 2019	133,488
(-) Total shares sold in 2019	120,020
Total shares in the repurchase plan as of December 31, 2019	100,396
(+) Total shares purchased as of March 20, 2020	137,931
(-) Total shares sold as of March 20, 2020	2,350
Total shares in the repurchase plan as of March 20, 2020	235,977

ITEM 16.F.	Changes in Registrant’s Certifying Accountant

Not applicable.

ITEM 16.G.	Corporate Governance

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

Date: April 29, 2020

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years ended December 31, 2019, 2018 and 2017

Content

Report of Independent Registered Public Accounting Firm to the Stockholders and the Board of Directors of Industrias Bachoco, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Industrias Bachoco, S.A.B. de C.V. and subsidiaries (the "Company") as of December 31, 2019, 2018 and 2017, the related consolidated statements of profit and loss and other comprehensive income, changes in stockholders' equity, and cash flows, for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2020, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

/s/ Alberto Del Castillo Velasco Vilchis
L.C.C. Alberto Del Castillo Velasco Vilchis

Mexico City, Mexico

April 29, 2020

We have served as the Company's auditor since 2013.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2019, 2018 and 2017

(Thousands of pesos)

Assets	Note	2019	2018	2017

Current assets:
Cash and cash equivalents	7	$18,662,765	17,901,845	16,112,268
Investment in securities at fair value through profit or loss	8	186,284	550,068	1,127,841
Investment in securities at fair value through other comprehensive income	8	315,761	-	-
Derivative financial instruments	8	18,098	6,570	-
Accounts receivable, net	9	3,867,110	3,486,354	3,626,878
Due from related parties	20	13,674	99	326
Inventories	10	4,710,207	4,575,596	4,727,333
Current biological assets	11	2,043,237	2,073,526	1,942,193
Prepaid expenses and other current assets	12	1,227,196	1,131,870	638,671
Assets held for sale	13	52,916	49,068	49,523
Total currents assets		31,097,248	29,774,996	28,225,033

Non-current assets:
Property, plant and equipment, net	14	18,556,646	18,018,176	17,320,041
Right-of-use assets	24	822,732	-	-
Non-current biological assets	11	1,818,911	1,721,728	1,617,503
Deferred income tax	21	245,272	103,826	80,670
Goodwill	15	1,578,994	1,631,771	1,631,094
Intangible assets	16	772,640	949,355	1,040,042
Other non-current assets	17	810,048	665,742	643,006
Total non-currents assets		24,605,243	23,090,598	22,332,356

Total assets		$55,702,491	52,865,594	50,557,389

Liabilities and equity	Note	2019	2018	2017

Current liabilities:
Short-term debt	18	$3,440,399	3,427,820	2,852,400
Current portion of long-term debt	18	-	64,973	842,651
Derivative financial instruments	8	-	-	6,821
Trade payable and other accounts payable	19	5,158,827	5,196,347	4,740,366
Lease liabilities	24	149,538	-	-
Income tax payable	21	82,665	248,290	731,654
Due to related parties	20	76,704	147,514	55,252
Total current liabilities		8,908,133	9,084,944	9,229,144

Long term liabilities:
Long-term debt, excluding current installments	18	1,488,208	1,544,807	1,553,973
Lease liabilities	24	653,512	-	-
Deferred income tax	21	3,904,493	3,767,320	3,843,379
Employee benefits	22	487,810	302,818	252,965
Total long term liabilities		6,534,023	5,614,945	5,650,317

Total liabilities		15,442,156	14,699,889	14,879,461

Equity:	25
Capital stock		1,174,432	1,174,432	1,174,432
Share premium		414,516	414,470	414,385
Reserve for repurchase of shares		1,308,367	562,047	493,141
Retained earnings		36,424,411	34,792,320	32,367,912
Accumulated other comprehensive income		(19,771)	(307)	-
Foreign currency translation reserve		1,073,925	1,273,671	1,268,021
Actuarial remeasurements, net	22	(195,905)	(120,378)	(98,938)
Equity attributable to controlling interest		40,179,975	38,096,255	35,618,953

Non-controlling interest		80,360	69,450	58,975
Total equity		40,260,335	38,165,705	35,677,928

Commitments	27
Contingencies	28
Susequent events	31

Total liabilities and equity		$55,702,491	52,865,594	50,557,389

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Profit and Loss and Other Comprehensive Income

Years ended December 31, 2019, 2018 and 2017

(Thousands of pesos, except share and per share amount)

	Note	2018	2018	2017

Net revenues		$61,655,245	61,052,092	58,050,025
Cost of sales	23	(51,557,351)	(51,422,376)	(47,502,959)

Gross profit		10,097,894	9,629,716	10,547,066

General, selling and administrative expenses	23	(6,116,620)	(6,024,406)	(5,423,379)
Other (expenses) income, net	30	(4,734)	102,660	167,642

Operating income		3,976,540	3,707,970	5,291,329

Finance income	29	991,632	1,140,749	1,087,641
Finance costs	29	(610,368)	(332,168)	(340,091)
Net finance income		381,264	808,581	747,550

Profit before income taxes		4,357,804	4,516,551	6,038,879

Income taxes	21	1,124,978	1,154,978	1,084,444

Profit for the year		$3,232,826	3,361,573	4,954,435

Other comprehensive income (loss) items:
Items that may be reclassified subsequently to profit or loss:
Currency translation effect		$(199,746)	5,650	(197,636)
Hedge result		(19,464)	(307)	-
Items that will not be reclassified subsequently to profit or loss:
Actuarial remeasurements	22	(107,897)	(30,629)	(17,377)
Income taxes related to actuarial remeasurements		32,370	9,189	5,213
Other comprehensive income		(294,737)	(16,097)	(209,800)

Comprehensive income for the year		$2,938,089	3,345,476	4,744,635

Profit attributable to:
Controlling interest		$3,219,931	3,349,967	4,948,242
Non-controlling interest		12,895	11,606	6,193

Profit for the year		$3,232,826	3,361,573	4,954,435

Comprehensive income attributable to:
Controlling interest		$2,925,194	3,333,870	4,738,442
Non-controlling interest		12,895	11,606	6,193

Comprehensive income for the year		$2,938,089	3,345,476	4,744,635

Weighted average outstanding shares		599,971,832	599,980,734	599,997,696

Basic and diluted earnings per share	26	$5.37	5.58	8.25

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2019, 2018 and 2017

(Thousands of pesos)

		Attributable to controlling interest
		Capital stock		Retained earnings		Accumulated other comprehensive income

	Note	Capital stock	Share premium	Reserve for repurchase of shares	Retained earnings	Hedge result	Foreign currency translation reserve	Actuarial remeasurements net	Total	Non-controlling interest	Total equity

Balance at January 1, 2017		$1,174,432	414,385	449,641	28,244,970	-	1,465,657	(86,774)	31,662,311	53,863	31,716,174

Dividends paid	25	-	-	-	(780,000)	-	-	-	(780,000)	-	(780,000)
Dividends paid to non-controlling interest		-	-	-	-	-	-	-	-	(1,081)	(1,081)
Reserve for repurchase of shares		-	-	45,300	(45,300)	-	-	-	-	-	-
Repurchase and sale of shares	25	-	-	(1,800)	-	-	-	-	(1,800)	-	(1,800)

Comprehensive income for the year:
Profit for the year		-	-	-	4,948,242	-	-	-	4,948,242	6,193	4,954,435
Other comprehensive income		-	-	-	-	-	(197,636)	(12,164)	(209,800)	-	(209,800)

Total comprehensive income for the year		-	-	-	4,948,242	-	(197,636)	(12,164)	4,738,442	6,193	4,744,635

Balance at December 31, 2017		1,174,432	414,385	493,141	32,367,912	-	1,268,021	(98,938)	35,618,953	58,975	35,677,928

Dividends paid	25	-	-	-	(852,000)	-	-	-	(852,000)	-	(852,000)
Dividends paid to non-controlling interest		-	-	-	-	-	-	-	-	(1,131)	(1,131)
Reserve for repurchase of shares		-	-	73,559	(73,559)	-	-	-	-	-	-
Repurchase and sale of shares	25	-	85	(4,653)	-	-	-	-	(4,568)	-	(4,568)

Comprehensive income for the year:
Profit for the year		-	-	-	3,349,967	-	-	-	3,349,967	11,606	3,361,573
Other comprehensive income		-	-	-	-	(307)	5,650	(21,440)	(16,097)	-	(16,097)

Total comprehensive income for the year		-	-	-	3,349,967	(307)	5,650	(21,440)	3,333,870	11,606	3,345,476

Balance at December 31, 2018		1,174,432	414,470	562,047	34,792,320	(307)	1,273,671	(120,378)	38,096,255	69,450	38,165,705

Dividends paid	25	-	-	-	(840,000)	-	-	-	(840,000)	-	(840,000)
Dividends paid to non-controlling interest		-	-	-	-	-	-	-	-	(1,985)	(1,985)
Reserve for repurchase of shares		-	-	747,840	(747,840)	-	-	-	-	-	-
Repurchase and sale of shares	25	-	46	(1,520)	-	-	-	-	(1,474)	-	(1,474)

Comprehensive income for the year:
Profit for the year		-	-	-	3,219,931	-	-	-	3,219,931	12,895	3,232,826
Other comprehensive income		-	-	-	-	(19,464)	(199,746)	(75,527)	(294,737)	-	(294,737)

Total comprehensive income for the year		-	-	-	3,219,931	(19,464)	(199,746)	(75,527)	2,925,194	12,895	2,938,089
Balance at December 31, 2019		$1,174,432	414,516	1,308,367	36,424,411	(19,771)	1,073,925	(195,905)	40,179,975	80,360	40,260,335

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

       Consolidated Statements of Cash Flows

Years ended December 31, 2019, 2018 and 2017

(Thousands of pesos)

	Note	2019	2018	2017

Cash flows from operating activities:
Profit for the year		$3,232,826	3,361,573	4,954,435
Adjustments for:
Deferred income tax recognized in profit or loss	21	60,677	(91,869)	(627,090)
Current income tax recognized in profit or loss	21	1,064,301	1,246,847	1,711,534
Depreciation and amortization	14	1,286,443	1,226,917	1,075,788
Depreciation of right-of-use assets		302,804
Intangible impairment loss	16	73,733	21,430	-
(Gain) loss on disposal of plant and equipment		(85,937)	23,227	41,890
Interest income earned	29	(991,632)	(1,077,507)	(857,109)
Interest expense and financial expense	29	330,119	332,168	255,997
Unrealized foreign exchange loss on loans		(139,830)	43,400	82,600

Subtotal		5,133,504	5,086,186	6,638,045

Derivative financial instruments		(11,528)	(13,391)	15,129
Accounts receivable, net		(306,588)	200,145	162,906
Due from related parties		(13,575)	227	3,967
Inventories		(133,572)	149,738	(461,783)
Current and non-current biological assets		(66,582)	(236,179)	70,941
Prepaid expenses and other current assets		(95,201)	(493,442)	875,307
Assets held for sale		(3,848)	455	7,205
Trade payable and other accounts payable		(38,542)	457,941	(350,299)
Due to related parties		(70,810)	92,262	(134,714)
Income taxes paid		(1,302,902)	(1,787,959)	(1,405,256)
Employee benefits		184,992	49,853	57,946

Net cash provided by operating activities		3,275,348	3,505,836	5,479,394

Cash flows from investing activities:
Payments for acquisition of property, plant and equipment		(2,199,600)	(1,977,567)	(2,126,361)
Proceeds from sale of plant and equipment		197,059	32,455	35,175
Restricted cash		-	-	(24,058)
Investment in securities at fair value through profit or loss		363,784	577,773	(157,549)
Investment in securities at fair value through other comprehensive income		(315,761)	-	-
Other assets		24,244	(27,983)	2,125
Interest collected		991,632	1,077,507	857,109
Bussiness acquisition including advance payment		-	-	(2,494,862)
Collection of principal of loans granted to related parties		-	-	144,562

Net cash used in investing activities		(938,642)	(317,815)	(3,763,859)

Cash flows from financing activities:
Payment for repurchase of shares	25	(10,729)	(6,454)	(1,800)
Proceeds from issuance of repurchased shares	25	9,255	1,887	-
Dividends paid	25	(840,000)	(852,000)	(780,000)
Dividends paid to non-controlling interest		(1,985)	(1,131)	(1,081)
Proceeds from borrowings	18	4,839,000	3,370,400	5,378,915
Principal payment on loans	18	(4,808,163)	(3,588,067)	(4,246,100)
Interest paid on lease	24	(37,797)	-	-
Interest paid	29	(292,322)	(332,168)	(255,997)
Payment of lease liability	24	(325,207)	-	-

Net cash (used in) provided by financing activities		(1,467,948)	(1,407,533)	93,937

Net increase in cash and cash equivalents		868,758	1,780,488	1,809,472

Cash and cash equivalents at January 1		17,901,845	16,088,210	14,661,968

Effect of exchange rate fluctuations on cash and cash equivalents		(107,838)	33,147	(383,230)

Cash and cash equivalents at December 31		$18,662,765	17,901,845	16,088,210

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2019, 2018 and 2017

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

The shares of the Company are listed on the Mexican Stock Exchange (BMV for its Spanish acronym) under the ticker symbol “Bachoco,” and in the New York Stock Exchange (“NYSE”), under the ticker symbol “IBA”.

(2)	Basis of preparation

a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standard Board (“IASB”).

On April 14, 2020, the accompanying consolidated financial statements and related notes were authorized for issuance by the Company’s Chief Financial Officer, Mr. Daniel Salazar Ferrer, for review and approval by the Audit Committee, Board of Directors and stockholders. In accordance with Mexican General Corporate Law and the Company’s bylaws, the stockholders are empowered to modify the consolidated financial statements after their issuance should they deem it necessary.

b)	Basis of measurement

The accompanying consolidated financial statements were prepared on the historical cost basis (historical cost is generally based on the fair value of the consideration given in exchange for goods and services), except for the following items in the consolidated statement of financial position, which are measured at fair value:

●	Derivative financial instruments for trading and hedging, and investment in securities at fair value through profit or loss and investment in securities at fair value through other comprehensive income

●	Biological assets

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

These consolidated financial statements are presented in thousands of Mexican pesos (pesos or $), the official currency of Mexico, which is the currency in which the Company’s accounting records are maintained and functional currency for most of its subsidiaries, except for foreign subsidiaries for which the U.S. dollar is the functional currency as well as the currency in which accounting records are maintained.

For disclosure purposes, in the notes to the consolidated financial statements, “thousands of pesos” or “$” means thousands of Mexican pesos, and “thousands of dollars” means thousands of U.S. dollars.

When deemed relevant, certain amounts are included between parentheses as a translation into thousands of dollars, into thousands of Mexican pesos, or both, as applicable. These translations are performed for the convenience of the reader at the closing exchange rate issued by Bank of Mexico, which is $18.89, $19.67 and $19.66 pesos to one U.S. dollar as of December 31, 2019, 2018 and 2017, respectively.

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

iv.	Discount rate estimation to calculate the present value of future minimum rent payments

The Company estimates the discount rate to be used in determining the lease liability, based on the incremental borrowing rate (“IBR”).

The Company uses a two-level model, with which it determines the elements that make up the discount rate: (i) reference rate, (ii) credit risk component. In such model, Management also considers its policies and practices to obtain financing, distinguishing between borrowings obtained at the corporate level (that is, by the holding company), or at the level of each subsidiary. Finally, for real estate leases, or in which there is significant and observable evidence of their residual value, the Company estimates and evaluates an adjustment for the characteristics of the underlying asset, taking into account the possibility that such asset may be granted as collateral or guarantee against the risk of default.

v.	Estimate of the term of the lease contracts

The Company defines the term of the leases as the period for which there is a contractual payment commitment, considering the non-cancellable period of the contract, as well as the renewal and early termination options that are likely to be exercised. The Company participates in lease agreements that do not have a defined mandatory term, a defined renewal period (if it contains a renewal clause), or annual automatic renewals. Accordingly, to measure the lease liability, the Company estimates the term of the contracts considering their contractual rights and limitations, the business plan, as well as Management’s intentions for the use of the underlying asset.

Additionally, the Company considers the early termination clauses of its contracts and the probability of exercising them, as part of its estimation of the lease term.

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

vi.	Expected credit losses on accounts receivable

The expected credit losses on financial assets are estimated using a provision matrix based on the Company’s historical experience of credit losses, adjusted for factors that are specific to each of the Company’s customer and debtor groups, general economic conditions and an assessment of both current and forecast conditions at each reporting date.

vii.	Contingencies

A contingent liability is defined as:

●	A possible obligation that arises from past events and whose existence can only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company, or

●	a present obligation that arises from past events but is not recognized because:

a.	it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or

b.	the amount of the obligation cannot be measured with sufficient reliability.

The assessment of such contingencies requires the exercise of significant judgments and estimates on the possible outcome of those future events. The Company assesses the probability of loss arising from lawsuits and other contingencies with the assistance of its legal advisors. These estimates are reconsidered periodically at each reporting period.

viii.	Uncertainties

Pandemics or disease outbreaks, such as the new coronavirus (COVID-19 virus – “COVID 19”), may alter consumption and trade patterns, supply chains, and production processes, which could affect our operations and results of operations. In Note 31 to the consolidated financial statements, we present an analysis regarding the possible impacts of COVID-19.

e)       Issue of new IFRS

i. New and amended IFRS that affect reported balances and/or disclosures in financial statements

In the current year, the Company adopted a series of new and amended IFRS issued by the IASB which went into effect on January 1, 2019 as it relates to its consolidated financial statements.

IFRS 16, Leases

IFRS 16, Leases supersedes IAS 17, Leases and related interpretations. The new standard incorporates most leases in the Company’s consolidated statement of financial position, where it acts as lessee.

Under this standard, the Entity as lessee, recognizes a right-of-use asset and a lease liability, for each contract that is defined as a lease and for which the recognition exemptions that are detailed below do not apply. The right-of-use asset depreciates according to the contractual term or in some cases, over its economic useful life. For its part, the lease liability is measured at initial recognition by discounting the present value of future minimum income payments according to a term, using a discount rate that represents the cost of funding the lease; subsequently, the liability will accrue interest until maturity.

The Company applied the aforementioned exemptions to not recognize an asset and a liability for lease contracts with a lease term of less than 12 months (without purchase options or term renewal) and leases where the underlying asset has a low value when new, such as personal computers or small items of office furniture. Therefore, payments for such leases continue to be recognized as expenses within operating income.

For the adoption of IFRS 16, the Company chose the modified retrospective application through which all effects were recorded as of January 1, 2019, without adjusting the financial statements of the comparative years.

Additionally, the Company adopted and applied the following practical expedients provided by IFRS 16 for the transition date:

●	The Company has chosen to combine the lease components and non lease components representing services (for example, maintenance and insurance) for some asset classes; however, for the rest of the asset classes, the Company measures the lease liability only considering the payments of components that are rents, while the services implicit in the payments are recognized directly in results as operating expenses.

●	Created portfolios of contracts with similar terms, economic environments and asset characteristics, and used a discount rate per portfolio to measure leases.

●	Did not revisit the conclusions previously reached for service contracts that were evaluated through December 31, 2018 under IFRIC 4, Determination of Whether a Contract Contains a Lease, for which the Company had previously concluded that there was no implicit lease.

●	For operating leases that, as of December 31, 2018, contained direct costs to obtain a lease, the Company maintained the recognition of these costs in prior year results without adjustment to capitalize them in the initial value of the right of use assets as January 1, 2019.

Therefore, in the initial application of IFRS 16, as of January 1, 2019, for all leases (except for those that the Company has elected to account for as an expense), the Company:

●	Recognized right-of-use assets and lease liabilities in the consolidated statement of financial position, initially measured at the present value of the future lease payments in the amount of $922,410.

●	Recognized depreciation of right-of-use assets of $302,804 and interest on lease liabilities of $37,797 in the consolidated statement of profit or loss.

●	Presented separately the total amount of cash paid for liability principal of $325,207 (presented within financing activities) and interest of $37,797 (presented within financing activities) in the consolidated statement of cash flow.

IFRIC - 23 Uncertainty over income tax treatments

This interpretation deals with the determination of taxable income (loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty about their treatment in accordance with IAS 12. Specifically, it considers:

●	If tax treatments should be considered collectively

●	Assumptions about tax authorities’ inspections

●	The determination of taxable income (loss), tax basis, unused tax losses, unused tax credits and tax rates

●	The effects of changes in the facts and circumstances

This interpretation was effective on January 1, 2019. The adoption of this interpretation had no impact on the Company’s consolidated financial statements, since its current practices for determining the effects of income taxes on its consolidated financial statements are similar to those set forth in the interpretation.

Amendments to IAS 19 Plan amendment, curtailment or settlement

The amendments clarify that past service cost (or settlement gain or loss) is calculated by measuring the defined benefit liability or asset, using current assumptions and comparing the benefits offered and the plan assets before and after the amendment, curtailment or settlement of the plan, but ignoring the effect of the asset ceiling (which can arise when the defined benefit plan is in a surplus position). IAS 19 now clarifies that the change in the effect of the asset ceiling that may result from the amendment, curtailment or settlement of the plan is determined through a second step and is generally recognized in other comprehensive income.

The Company is required to use the updated assumptions of the re-measurement to determine the current service cost and net interest after the plan amendment, curtailment or settlement and for the remainder of the reporting period.

In the case of net interest, the modifications make it clear that for the period after the amendment, curtailment or settlement, the net interest is calculated by multiplying the defined benefit liability (asset) remeasured in accordance with IAS 19:99 with the discount rate used in the new remeasurement (taking into account the effect of contributions and benefit payments on the net defined benefit liability (asset).

The adoption of this amendment has had no material impact on the disclosures or amounts reported in these consolidated financial statements.

Annual Improvements 2015-2017 Cycle

The annual improvements include amendments to IFRS 3, IFRS 11, IAS 12 and to IAS 23, which are all effective for annual periods beginning on or after January 1, 2019.

The amendments to IFRS 3 clarify that when an entity obtains control of a business that is a joint operation, the entity must remeasure previously held interests in that business.

The amendments to IFRS 11 clarify that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.

The amendments to IAS 12 clarify that the effects on income taxes for dividends (or distributions of profit) should be recognized in results regardless of how the tax arises.

The amendments to IAS 23 clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.

The adoption of these improvements had no impact on the Company’s consolidated financial statements.

ii. New IFRS issued but not yet effective

The Company has not applied the following new and revised IFRS that have been issued but are not yet effective.

IFRS 17	Insurance Contracts
IFRS 10 and IAS 28 (amendments)	Sale or contribution of assets between an investor and its associate or joint venture
Amendments to IFRS 3	Definition of a business
Amendments to IAS 1 and IAS 8	Definition of materiality

Management does not expect the adoption of the standards mentioned above have a significant impact on the consolidated financial statements of the Company in future periods, except as follows:

Amendments to IFRS 10 and IAS 28 Sale or contribution of assets between an investor and its associate or joint venture

The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments establish that the gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognized in profit or loss from the parent only to the extent that the unrelated investor share in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments held in any former subsidiary (which has become an associate or a joint venture that is accounted for using the equity method) at fair value are recognized in profit or loss of the previous parent, only to the extent of the participation of unrelated investors in the new associate or joint venture.

The effective date of the modifications has not yet been set by the IASB; however, early application is permitted. The Company’s Management anticipates that the application of these modifications may have an impact on the Company’s consolidated financial statements in future periods in the event that such transactions arise.

Amendments to IFRS 3 Definition of a business

The amendments clarify that, while businesses usually have outputs, outputs are not required for a series of integrated activities and assets to qualify as a business. To be considered a business, a series of activities and acquired assets must include, as a minimum, an input and a substantial process that together contribute significantly to the ability to generate outputs.

Additional guidance is provided to help determine if a substantial process has been acquired.

The amendments introduce an optional test to identify fair value concentration, which allows a simplified assessment of whether a series of activities and assets acquired is not a business if substantially all of the fair value of gross assets acquired is concentrated in a unique identifiable asset, or a group of similar assets.

The amendments apply prospectively to all business combinations and asset acquisitions whose acquisition date is on or after the first reporting period beginning on or after January 1, 2020, with early adoption permitted.

Amendments to IAS 1 and IAS 8 Definition of materiality

The amendments are intended to simplify the definition of materiality in IAS 1, making it easier to understand and are not intended to alter the underlying concept of materiality in IFRS Standards. The concept of obscuring material information with immaterial information has been included in the new definition.

The limit for influential materiality for users has been changed from “could influence” to “could reasonably be expected to influence”.

The definition of materiality in IAS 8 has been replaced by a reference to the definition of materiality in IAS 1. In addition, the IASB amended other standards and the Conceptual Framework that contained a definition of materiality or reference to the term materiality to ensure consistency.

The amendment will be applied prospectively for reporting periods beginning on or after January 1, 2020, with early application permitted.

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

Foreign exchange gains and losses arising from amounts receivable or payable to a foreign operation, whose settlement is neither planned nor likely in the foreseeable future, are considered part of a net investment in a foreign operation and are recognized under the “other comprehensive income” account, and presented within stockholders’ equity in the foreign currency translation reserve. For the years ended December 31, 2019, 2018 and 2017 the Company did not enter into such transactions.

c)       Financial instruments

i.	Financial assets

Classification of financial assets

The Company classifies and measures its financial assets under the following criteria:

●	The Company’s debt instruments are subsequently measured at amortized cost if the financial asset is maintained in a business model whose objective is to hold financial assets with the objective of obtaining contractual cash flows; and the contractual terms of the financial asset give rise on specific dates to cash flows that are only principal and interest payments on the amount of the principal.

●	Furthermore, debt instruments are subsequently measured at fair value through other comprehensive income if the financial asset is maintained within a business model whose objective is met by obtaining contractual cash flows and selling financial assets; and the contractual terms of the financial asset give rise, on specific dates, to cash flows that are only principal and interest payments on the outstanding amount of the principal.

●	By default, all other financial assets are subsequently measured at fair value through profit and loss.

Recognition and derecognition of financial assets

Assets are initially recognized on the date of the contract in which the Company becomes a member of the contractual provisions of the instruments and they are initially valued at their fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and liabilities (other than financial assets at fair value through profit or loss) are added to or reduced from the fair value of the financial assets or liabilities, where applicable, at initial recognition. Transaction costs directly attributable to the acquisition of financial assets and liabilities at fair value through profit or loss are recognized immediately in profit or loss.

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

Impairment of financial assets

During 2019 and 2018, the Company evaluates whether its financial assets accounted for at amortized cost and at fair value through other comprehensive income are impaired on the basis of losses due to expected credit losses.

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

The Company considers a significant increase in credit risk to have occurred when the financial investment assets’s credit rating falls to the level of speculation, or when the rating provided by external ratings agencies has decreased by more than 2 levels with respect to the level at which it was acquired. Additionally, the Company considers that default has occurred when a financial asset is more than 90 days past-due, unless there is reasonable and reliable information demonstrating that a later default criterion is more appropriate.

During 2017, the method used to determine the impairment of financial assets was based on an incurred loss model.

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

iv.Hedge Accounting

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

At the beginning of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, together with its risk management objectives and its strategy to carry out various hedging transactions. In addition, at the beginning of the hedge and on an ongoing basis, the Company documents whether the instrument is effective to offset changes in the fair values or cash flows of the hedged item attributable to the hedged risk, which is when the hedging relationships comply with all of the following coverage effectiveness requirements:

●	There is an economic relationship between the hedging instrument and the hedged item;
●	The effect of credit risk does not dominate the value of the changes resulting from the economic relationship; and
●	The coverage ratio of the coverage ratio is the same as that resulting from the amount of the hedged item that the Company actually covers and the amount of the hedging instrument that the Company actually uses to cover that amount of the hedged item.

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

ii.Subsequent costs

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

iii. Depreciation

Depreciation is calculated over the cost of the asset less its residual value, using the straight line method, based on the estimated useful life of the assets. Depreciation is recognized in profit and loss beginning from the time when the assets are available for use.

Below are the estimated useful lives for 2019, 2018 and 2017:

Average useful Life
Buildings	46
Machinery and Equipment	19
Vehicles	11
Computers	8
Furniture	11

The Company has estimated the following residual values as of December 31, 2019, 2018 and 2017:

Residual Value
Buildings	9%
Machinery and Equipment	8%
Vehicles	5%
Computers	0%
Furniture	2%

e)             Goodwill

Goodwill arises as a result of the acquisition of a business over which control is obtained and is measured at cost less cumulative impairment losses; it is subject to annual tests for impairment.

f)              Intangible assets

They are mainly comprised of trade names and customer relationships derived from the acquisition of businesses in the United States of America. The cost of intangible assets acquired through a business combination represents their fair value at the acquisition date and they are recognized separately from goodwill. Subsequently, they are valued at cost less amortization and accumulated impairment losses.

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

h)             Leased assets

Until December 31, 2018 operating lease rentals paid by the Company were recognized in profit and loss using the straight-line method over the lease term, even though payments may not be made on the same basis.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets. However, when there is no reasonable certainty that ownership will be obtained at the end of the lease term, assets are depreciated over the shorter of the lease term or their useful lives.

Beginning in 2019, the Company evaluates whether a contract is or contains a lease at the beginning of the contract term. A lease is defined as a contract that grants the right to control the use of an identified asset, for a specified period, in exchange for consideration. The Company recognizes a right-of-use asset and a corresponding lease liability, with respect to all the lease agreements in which it operates as lessee, except in the following cases: short-term leases (defined as leases with a term of lease less than 12 months); low-value asset leases (defined as asset leases with an individual market value of less than 5 thousand dollars); and, the lease contracts whose payments are variable (without any fixed contractually defined payment). For these contracts that exclude the recognition of a right-of-use asset and a lease liability, the Company recognizes rental payments as a straight-line operating expense during the lease term.

The right-of-use asset is made up of discounted lease payments at present value; direct costs of obtaining a lease; advance lease payments; and the dismantling or asset removal obligations. The Company depreciates the right-of-use asset over the shorter period of the lease term and the useful life of the underlying asset; In this sense, when a purchase option in the lease is likely to be exercised, the right-of-use asset depreciates over its useful life. Depreciation begins on the start date of the lease.

The lease liability is measured at initial recognition by discounting future minimum income payments at present value according to a term, using a discount rate that represents the cost of obtaining financing in an amount equivalent to the value of the contract's income, for the acquisition of the underlying asset, in the same currency and for a period similar to the corresponding contract (incremental borrowing rate). When the contract payments contain non-lease components (services), the Company has chosen, for some asset classes, not to separate them and to measure all payments as a single lease component; however, for the rest of the asset classes, the Company measures the lease liability only considering the payments of components that are rents, while the services implicit in the payments are recognized directly in results as operating expenses.

To determine the term of the lease, the Company considers the mandatory term, including the probability of exercising any right to extend the term and / or an early termination.

Subsequently, the lease liability is measured by increasing the book value to reflect the interest on the lease liability (using the effective interest method) and reducing the book value to reflect the rental payments made.

When there are modifications to the lease payments for inflation, the Company remits the lease liability from the date the new payments are known, without reconsidering the discount rate. However, if the modifications are related to the term of the contract or the exercise of a purchase option, the Company re-evaluates the discount rate in the measurement of the liability. Any increase or decrease in the value of the lease liability subsequent to this re-measurement is recognized by increasing or decreasing to the same extent, as the case may be, the value of the right-of-use asset.

Finally, the lease liability is derecognized at the time the Company pays all of the contract's payments. When the Company determines that it is probable that it will exercise an early termination from the contract that merits a cash outlay, said consideration is part of the re-measurement of the liability mentioned in the preceding paragraph; however, in those cases in which the early termination does not imply a cash outlay, the Company pays the lease liability and the corresponding right of use asset, recognizing the difference between the two immediately in the consolidated statement of income.

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

i.Defined contribution plan

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

The Company´s net obligations in respect of defined benefit plans is calculated separately for each plan, estimating the amount of the future benefit that the employees have earned in return for their service in the current and prior years; that benefit is discounted to determine its present value, and is reduced by the fair value of the plan assets. The discount rate is the yield at the end of the reporting period on high quality corporate bonds (or governmental bonds in the instance that a deep market does not exist for high quality corporate bonds, which is the case in Mexico) that have maturity dates approximating the terms of the Company´s obligations and that are denominated in the currency in which the benefits are expected to be paid. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are categorized as follows:

●	Service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements)
●	Net interest expense or income

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

p)       Revenues

During 2019 and 2018, revenues from the sale of goods in the course of ordinary activities are measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenues are recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that control over the product has been transferred to the customer. If it is probable that discounts will be granted and the amount can be measured reliably, the discount is recognized as a reduction of revenue.

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

During 2017 revenues from the sale of goods in the course of ordinary activities were measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenues were recognized when persuasive evidence existed, usually in the form of an executed sales agreement, when the significant risks and rewards of ownership were transferred to the customer, recovery of the consideration relating to the transaction was deemed probable, the associated costs and possible return of goods could be estimated reliably, there was no continuing management involvement with the goods, and the amount of revenue could be measured reliably. If it was probable that discounts will be granted and the amount can be measured reliably, the discount was recognized as a reduction of revenue.

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

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities and the amounts used for tax purposes. Deferred income tax is not recognized for:

●	the initial recognition of assets or liabilities in a transaction that is not a business combination and did not affect either accounting or taxable profit or loss;

●	differences related to investments in subsidiaries to the extent that it is probable that the Company is able to control the reversal date, and the reversion is not expected to take place in the near future.

●	taxable temporary differences arising from the initial recognition of goodwill.

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

s)       Earnings per share

The Company presents information on basic and diluted earnings per share (EPS) related to its ordinary shares. Basic EPS is computed by dividing the profit and loss attributable to the holders of the Company’s common shares by the weighted average number of outstanding ordinary shares during the period, adjusted for treasury shares held. Diluted EPS is determined by adjusting the profit and loss attributable to the holders of the ordinary shares and the outstanding weighted average number of ordinary shares, adjusted for treasury shares held, for the potential dilutive effects of all ordinary shares, including convertible instruments and options on shares granted to employees. At December 31, 2019, 2018 and 2017, the Company has no potentially dilutive shares, for which reason basic and diluted EPS are the same.

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

The Company discloses reportable segments based on operating segments whose revenues exceed 10% of the combined revenues from all segments, whose absolute value of profit or loss exceeds 10% of the combined absolute value of profit or loss from all segments, whose assets exceed 10% of the combined assets from all segments, or that result from the aggregation of two or more operating segments that share similar economic characteristics and meet the aggregation criteria under IFRS (note 2 d iii ).

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

On July 14, 2017, the Company, through its subsidiary OK Foods, Inc., acquired 100% of the outstanding voting shares of Albertville Quality Foods, Inc. (“Acquired Co. I”). Acquired Co. I’s operating results are included in the consolidated financial statements as of the date of acquisition. Acquired Co. I is dedicated to the production and sale of processed and value-added products based on animal protein, and is located in the state of Alabama, in the United States of America. The aggregate purchase price paid in cash amounted to $2,449,862 (138.10 million dollars). Acquired Co. I was merged with OK Foods, Inc. at the end of 2017.

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

The goodwill that arose from the acquisitions is not considered deductible for tax purposes.

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

On July 11, 2017, the Company acquired 100% of voting stock of Proveedora La Perla S.A. de C.V. (“Acquired Co. II”). Acquired Co. II’s operating results are included in the consolidated financial statements as of that date. Acquired Co. II is dedicated to the production and sale of pet food and treats, and is located in the state of Queretaro, Mexico. The purchase price in cash amounted to $45,000.

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

The bargain purchase gain arises because the net of fair value of the assets at the acquisition date exceeds the amount of the consideration transferred. The business strategies followed by the acquiree in the past resulted in a high cost structure and limited opportunity for improving profitability, resulting in a fair value of the business below that of its component parts. For this reason, a gain was recognized in other (expense) income (see note 30) in the consolidated statement of profit or loss and other comprehensive income.

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

(5)	Subsidiaries of the Company

A list of subsidiaries and the Company’s shareholding percentage in such subsidiaries as of December 31, 2019, 2018 and 2017 are presented below:

Name	Shareholding percentage in subsidiaries
		December 31,
	Country	2019	2018	2017
Bachoco, S.A. de C.V.	México	99.99	99.99	99.99
Bachoco USA, LLC. & Subsidiary	U.S.	100.00	100.00	100.00
Campi Alimentos, S.A. de C.V.	México	99.99	99.99	99.99
Induba Pavos, S.A. de C.V.	México	99.99	99.99	99.99
Bachoco Comercial, S.A. de C.V.	México	99.99	99.99	99.99
PEC LAB, S.A. de C.V.	México	64.00	64.00	64.00
Aviser, S.A. de C.V.	México	99.99	99.99	99.99
Operadora de Servicios de Personal, S.A. de C.V.	México	99.99	99.99	99.99
Secba, S.A. de C.V.	México	99.99	99.99	99.99
Servicios de Personal Administrativo, S.A. de C.V.	México	99.99	99.99	99.99
Sepetec, S.A. de C.V.	México	99.99	99.99	99.99
Wii kit RE LTD.	Bermuda	100.00	100.00	100.00
Proveedora La Perla S.A. de C.V.	México	100.00	100.00	100.00

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

- Wii kit RE LTD. in Bermuda, it is a Class I reinsurance company that provides insurance coverage to its affiliates.

-Proveedora La Perla, S.A. of C.V., in Mexico, it is dedicated to the elaboration and commercialization of balanced animal feed and pet treats.

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

a)       Operating segment information

	Year ended December 31, 2019
	Poultry	Other	Total
Net revenues	$55,653,027	6,002,218	61,655,245
Cost of sales	46,456,076	5,101,275	51,557,351
Gross profit	9,196,951	900,943	10,097,894
Finance income	860,140	131,492	991,632
Finance costs	529,226	81,142	610,368
Income before taxes	3,854,474	503,330	4,357,804
Income taxes	993,652	131,326	1,124,978
Net income attributable to controlling interest	2,849,145	370,786	3,219,931
Property, plant and equipment, net	16,440,851	2,115,795	18,556,646
Goodwill	1,490,978	88,016	1,578,994
Intangible assets	772,640	-	772,640
Total assets	49,533,440	6,169,051	55,702,491
Total liabilities	14,066,224	1,375,932	15,442,156
Purchases of property, plant and equipment	1,811,086	258,241	2,069,327
Depreciation and amortization	1,171,200	115,243	1,286,443

	Poultry revenues	Other revenues	Total revenues
Total revenues	$55,656,645	6,037,772	61,694,417
Intersegments	(3,618)	(35,554)	(39,172)
Net revenues	$55,653,027	6,002,218	61,655,245

	Year ended December 31, 2018
	Poultry	Other	Total
Net revenues	$55,308,141	5,743,951	61,052,092
Cost of sales	46,562,214	4,860,162	51,422,376
Gross profit	8,745,927	883,789	9,629,716
Finance income	1,094,377	46,372	1,140,749
Finance costs	288,703	43,465	332,168
Income before taxes	4,025,050	491,501	4,516,551
Income taxes	1,028,335	126,643	1,154,978
Net income attributable to controlling interest	2,986,328	363,639	3,349,967
Property, plant and equipment, net	16,060,590	1,957,586	18,018,176
Goodwill	1,543,755	88,016	1,631,771
Intangible assets	962,738	(13,383)	949,355
Total assets	47,205,252	5,660,342	52,865,594
Total liabilities	13,364,922	1,334,967	14,699,889
Purchases of property, plant and equipment	1,747,286	235,297	1,982,583
Depreciation and amortization	1,121,751	105,166	1,226,917

	Poultry revenues	Other revenues	Total revenues
Total revenues	$55,312,273	5,785,289	61,097,562
Intersegments	(4,132)	(41,338)	(45,470)
Net revenues	$55,308,141	5,743,951	61,052,092

	Year ended December 31, 2017
	Poultry	Other	Total
Net revenues	$52,479,393	5,570,632	58,050,025
Cost of sales	42,767,202	4,735,757	47,502,959
Gross profit	9,712,191	834,875	10,547,066
Finance income	943,477	144,164	1,087,641
Finance costs	295,011	45,080	340,091
Income before taxes	5,522,187	516,692	6,038,879
Income taxes	958,201	126,243	1,084,444
Net income attributable to controlling interest	4,558,370	389,872	4,948,242
Property, plant and equipment, net	15,464,404	1,855,637	17,320,041
Goodwill	1,543,078	88,016	1,631,094
Intangible assets	1,040,042	-	1,040,042
Total assets	45,165,551	5,391,838	50,557,389
Total liabilities	13,525,194	1,354,267	14,879,461
Purchases of property, plant and equipment	3,154,390	358,988	3,513,378
Depreciation and amortization	982,019	93,769	1,075,788

	Poultry revenues	Other revenues	Total revenues
Total revenues	$52,484,264	5,616,254	58,100,518
Intersegments	(4,871)	(45,622)	(50,493)
Net revenues	$52,479,393	5,570,632	58,050,025

b)       Geographical information

When submitting information by geographic area, revenue is classified based on the geographic location where the Company’s customers are located. Segment assets are classified in accordance with their geographic location. Geographical information for the “Others” segment is not included below because the operations are carried out entirely within Mexico.

	Year ended December 31, 2019
	Domestic poultry	Foreign poultry	Operations between geographical segments	Total
Net revenues	$38,778,025	16,931,735	(56,733)	55,653,027
Non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and investments in insurance policies:
Non-current biological assets	1,058,126	760,785	-	1,818,911
Property, plant and equipment, net	13,799,774	2,641,077	-	16,440,851
Goodwill	212,833	1,278,145	-	1,490,978
Intangible assets	-	772,640	-	772,640

	Year ended December 31, 2018
	Domestic poultry	Foreign poultry	Operations between geographical segments	Total
Net revenues	$37,766,974	17,599,239	(58,072)	55,308,141
Non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and investments in insurance policies:
Non-current biological assets	979,034	742,694		1,721,728
Property, plant and equipment, net	13,002,755	3,057,835	-	16,060,590
Goodwill	212,833	1,330,922	-	1,543,755
Intangible assets	-	962,738	-	962,738

	Year ended December 31, 2017
	Domestic poultry	Foreign poultry	Operations between geographical segments	Total
Net revenues	$36,013,268	16,533,664	(67,539)	52,479,393
Non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and investments in insurance policies:
Non-current biological assets	899,691	717,812	-	1,617,503
Property, plant and equipment, net	12,143,632	3,320,772	-	15,464,404
Goodwill	212,833	1,330,245	-	1,543,078
Intangible assets	-	1,040,042	-	1,040,042

c)       Major Customers

In Mexico, the Company’s products are traded among a large number of customers, without significant concentration with any specific customer. Therefore, in 2019, 2018 and 2017, no customer represented over 10% of the Company’s total revenues.

As of December 31, 2019, 2018 and 2017, the Company did not have operations with an individual customer that represented a significant concentration in the United States of America.

(7)	Cash and cash equivalents

The consolidated balances of cash and cash equivalents as of December 31, 2019, 2018 and 2017 are as follows:

	December 31,
	2019	2018	2017
Cash and banks	$13,106,862	13,566,098	15,464,312
Investments with maturities less than three months	5,513,276	4,331,423	623,898
Cash and cash equivalents	18,620,138	17,897,521	16,088,210

Restricted cash	42,627	4,324	24,058
Total cash and cash equivalents and restricted cash	$18,662,765	17,901,845	16,112,268

Restricted cash corresponds to the minimum margin required by the intermediary for the Company’s derivative financial instruments on commodities in order to meet future commitments that may stem from adverse market movements affecting prices on the open positions as of December 31, 2019, 2018 and 2017.

(8)	Financial instruments and risk management

The Company is exposed to market risks, liquidity risks and credit risks for the use of financial instruments, for which reason it exercises its risk management.

This note presents information on the Company’s exposure to each one of the aforementioned risks, as well as the Company’s objectives, policies and processes for the measurement and management of financial risks. The effects of COVID-19 on risk management are described in note 31, Subsequent Events.

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

At December 31, 2019, 2018 and 2017, the Company has not identified embedded derivatives.

The Company’s derivative financial instruments as of December 31, 2019 and 2018 meet the requirements to be treated as hedges for accounting purposes (24,352 and 1,500 thousand dollars of notional, other disclosures are considered non-material). During 2017 the derivative instruments held by the Company do not meet the requirements to be treated as hedges for accounting purposes.

Management by type or risk

a)	Categories of financial assets and liabilities

The Company’s financial assets and liabilities are shown below:

	December 31,
	2019	2018	2017
Financial assets
Cash and cash equivalents	$18,662,765	17,901,845	16,112,268
Investment in securities at fair value through profit or loss	186,284	550,068	1,127,841
Investment in securities at fair value through other comprehensive income	315,761	-	-
Investments in life insurance	65,545	66,177	64,629
Accounts receivable	2,523,092	2,444,013	2,599,208
Due from related parties	13,674	99	326
Other long-term receivables	173,488	171,222	162,337
Derivative financial instruments	18,098	6,570	-

Financial liabilities
Current and non-current financial debt	$(4,928,607)	(5,037,600)	(5,249,024)
Trade payables, sundry creditors and expenses payable	(4,491,171)	(4,593,344)	(4,163,443)
Current and non-current lease liabilities	(803,050)	-	-
Due to related parties	(76,704)	(147,514)	(55,252)
Derivative financial instruments	-	-	(6,821)

b)	Credit risk

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

Investments in securities denominated in a foreign currency, not listed in Mexico, are recorded at prices contained in the broker’s statements of account. The Company validates these market prices using Bloomberg, which incorporate market movements and the credit quality of issuers; thereby implicitly including the counterparty risk of the transaction and no related adjustment is carried out. The prices obtained from Bloomberg are mid prices.

Trade accounts receivable and other accounts receivable measurement and monitoring

It is the policy of the Company to establish an allowance for doubtful accounts to cover the balances of accounts receivable that are not likely to be recovered. To set the required allowance, the Company considers historical losses, assesses current market conditions, as well as customers’ financial conditions, accounts receivable in litigation, price differences, portfolio aging and current payment patterns.

The impairment assessment of accounts receivable is performed on a collective basis, as there are no accounts with individually significant balances. The Company’s products are marketed to a large number of customers without, except as described in note 6 c, any significant concentration with a specific customer. As part of the objective evidence that an account receivable portfolio is impaired, the Company considers past experiences with respect to collection, increases in the number of overdue payments in the portfolio exceeding the average loan period, as well as observable changes in national and local economic conditions that correlate to defaults.

The Company has a credit policy under which each new customer is analyzed individually in terms of its creditworthiness before offering it payment terms and conditions. The Company’s review includes internal and external assessments, and in some cases, bank references and a search in the Public Registry of Properties. For each customer, purchase limits are established, which represent the maximum credit amount. Customers that do not meet the Company’s credit references can solely conduct transactions in cash or through advance payments.

The allowance for doubtful accounts includes trade accounts receivable that are in process of legal recovery, which amount to $140,304, $142,388 and $141,636 as of December 31, 2019, 2018 and 2017, respectively. The reconciliation of movements of the allowance for doubtful accounts, and the analysis of past-due accounts receivable but not impaired, are presented in note 9.

The Company receives credit enhancements on credit lines granted to its clients, which consist of real and personal property, such as land, buildings, houses, vehicles, letters of credit, cash deposits and others. As of December 31, 2019, 2018 and 2017, the fair value of such credit enhancements, determined by an appraisal at the time the credit lines were granted, is $663,500, $572,085 and $618,481, respectively.

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

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure, which as of the reporting date is as follows:

	December 31,
	2019	2018	2017
Cash and cash equivalents	$18,662,765	17,901,845	16,112,268
Investments in securities at fair value through profit or loss	186,284	550,068	1,127,841
Investment in securities at fair value through other comprehensive income	315,761	-
Investments in life insurance	65,545	66,177	64,629
Accounts receivable net of guarantees received	2,046,754	1,986,102	2,143,390
Derivative financial instruments	18,098	6,570	-
	$21,295,207	20,510,762	19,448,128

c)	Liquidity risk

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

Maturity table

	December 31, 2019
	Less than 1 year	1 to 3 years	3 to 5 years
Trade payables, sundry creditors and expenses payable	$4,491,171	-	-
Due to related parties	76,704	-	-
Lease liabilities	149,538	598,040	55,472
Financial debt, maturities at variable rates
In U.S. dollars	2,831,191	-	-
In pesos	609,208	1,488,208	-
Interest	134,535	207,643	-
Total financial liabilities	$8,292,347	2,293,891	55,472

	December 31, 2018
	Less than 1 year	1 to 3 years	3 to 5 years
Trade payables, sundry creditors and expenses payable	$4,593,344	-	-
Due to related parties	147,514	-	-
Financial debt, maturities at variable rates
In U.S. dollars	2,757,459	-	-
In pesos	735,334	44,014	1,500,793
Interest	145,860	270,977	79,719
Total financial liabilities	$8,379,511	314,991	1,580,512

	December 31, 2017
	Less than 1 year	1 to 3 years	3 to 5 years
Trade payables, sundry creditors and expenses payable	$4,163,443	-	-
Due to related parties	55,252	-	-
Derivative financial instruments	6,821	-
Financial debt, maturities at variable rates
In U.S. dollars	2,752,400	-	-
In pesos	942,651	53,973	1,500,000
Interest	162,785	244,484	203,840
Total financial liabilities	$8,083,352	298,457	1,703,840

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

Purchases of corn and/or sorghum are formalized through an agreement denominated “Forward buy-sell agreement”, which has the following characteristics:

●	Transaction date
●	Number of agreed-upon tons
●	Harvest, state and agricultural cycle from which the harvest originates
●	Price of product per ton, plus quality award or penalty

Agricultural agreements that result in firm commitments are linked to two corn and/or sorghum agricultural cycles, and in contracting purchases, both contracting cycles and dates are itemized as follows:

●
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

●	Spring-summer Cycle - The registration window period is at the discretion of ASERCA; the spring-summer cycle usually takes place during the July and August and the harvest depends on each state of the country and is highly variable.

As of December 31, 2019, 2018 and 2017, the Company participates in the ASERCA program as buyer of the corn and / or sorghum crops, for which the Company must prove that a risk management instrument is maintained against market price fluctuations. Based on the foregoing, the Company entered into “put” options with maturities in March 2020 and 2019, July, September and December 2019, 2018 and 2017, with companies listed on the Chicago Mercantile Exchange. As of December 2019, and 2018, the gain on valuation is $574 (30 thousand dollars) and $217 (11 thousand dollars), respectively; during 2017, there is no gain or loss from the valuation of these instruments.

As of December 31, 2019 there is a subsidy of $50,730 by ASERCA for the purchase of hedging “puts” to the consumer, during 2018 and 2017 there is any subsidy; the Company participates in the “Agriculture by Contract” program with ASERCA, where contracts for the purchase of “put” options are registered with companies listed on the Chicago market exchange and the benefit of this program is the recovery of the breach of Call hedge purchased, in turn, by the producer with ASERCA. The benefit under this scheme benefit as of December 31, 2019 is $1,802, during 2018 and 2017, no benefits have been realized under this scheme.

With respect to the risk in commodities that are not designated in a formal hedging relationship and to which the Company is exposed, sensitivity tests on corn and sorghum futures agreements are performed, considering different (bullish and bearish) scenarios. The results of these sensitivity analyses are presented in paragraph g) of this note.

ii.        Chicken price risk

The Company is exposed to financial risks mainly related to changes in the price of chicken. The Company presently does not anticipate that the price of chicken decreased to a level that represents a risk to the Company in the future; therefore, as of December 31, 2019, 2018 and 2017, it has not entered into any derivative financial instrument or other agreement for managing the risk related to a decrease in chicken price.

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

As of December 31, 2019, 2018 and 2017, the Company entered into derivative financial instrument positions as economic hedges to cover exchange rate risks.

iv. Foreign currency position

The Company has financial instrument assets and liabilities denominated in foreign currency on which there is an exposure to currency risk.

Below is the foreign currency position that the Company has as of December 31, 2019, 2018 and 2017.

	December 31,
	2019		2018		2017
	Dollars	Mexican Pesos	Dollars	Mexican Pesos	Dollars	Mexican Pesos
Assets
Cash and cash equivalents	$569,569	10,759,165	384,119	7,555,616	325,493	6,399,186
Investment in securities at fair value through profit or loss	4,576	86,447	19,447	382,519	29,212	574,312
Investment in securities at fair value through other comprehensive income	16,716	315,761	-	-	-	-
Accounts receivable	2,160	40,809	252	4,950	1,915	37,640
Total assets	593,021	11,202,182	403,818	7,943,085	356,619	7,011,138

Liabilities
Trade accounts payable	(120,699)	(2,280,003)	(194,701)	(3,829,765)	(154,858)	(3,044,515)
Financial debt	(149,878)	(2,831,191)	(140,186)	(2,757,459)	(140,000)	(2,752,400)
Lease liabilities	(7,635)	(144,224)	-	-	-	-
Total Liabilities	(278,212)	(5,255,418)	(334,887)	(6,587,224)	(294,858)	(5,796,915)
Net asset position	$314,809	5,946,764	68,931	1,355,861	61,761	1,214,223

The Company carries out a sensitivity analysis related to the potential effects of changes in exchange rates on its financial information. These results are shown in paragraph g) of this note. These analyses represent the scenarios that management considers reasonably possible of occurring.

The following is a detail of exchange rates effective during the fiscal year:

	Average exchange rate			Spot exchange rate at
				December 31,
	2019	2018	2017	2018	2018	2017
Dollars	$19.25	19.23	18.91	18.89	19.67	19.66

The exchange rate at the date of issuance of the consolidated financial statements is $23.70.

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

The table below summarizes the fair value of the financial instruments that are recognized at amortized cost, together with the carrying amount included in the consolidated statement of financial position:

Liabilities recorded at amortized cost	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	2019		2018		2017
Financial debt	$4,928,607	4,952,445	5,037,600	5,037,688	5,249,024	5,255,932

f)	Fair value hierarchy

The fair value of financial assets and liabilities is determined as follows:

●	The fair value of the financial assets and liabilities that have standard terms and conditions and are traded in active liquid markets, which are determined by reference to quoted market prices (market approach), therefore, these instruments are considered Level 1 hierarchy according to the classification of fair value hierarchy described in note 2 b).

●	The fair value of derivative financial instruments of the Company (Commodities) is determined based on the futures prices of the Chicago Stock Exchange, so these instruments are considered Level 2 hierarchy.

The following table summarizes financial instruments carried at fair value:

	Level 1	Level 2	Level 3	Total
As of December 31, 2019
Investment in securities at fair value through profit or loss	$186,284	-	-	186,284
Investment in securities at fair value through other comprehensive income	315,761	-	-	315,761
Derivative financial instruments	-	18,098	-	18,098
	$502,045	18,098	-	520,143

	Level 1	Level 2	Level 3	Total
As of December 31, 2018
Investment in securities at fair value through profit or loss	$550,068	-	-	550,068
Derivative financial instruments	-	6,570	-	6,570
	$550,068	6,570	-	556,638

	Level 1	Level 2	Level 3	Total
As of December 31, 2017
Investment in securities at fair value through profit or loss	$969,309	158,532	-	1,127,841
Derivative financial instruments	-	(6,821)	-	(6,821)
	$969,309	151,711	-	1,121,020

Information regarding the hierarchy of fair value measurements related to financial liabilities that are not carried at fair value, but for which disclosures are required, is summarized below:

	Level 1	Level 2	Level 3	Total
As of December 31, 2019
Financial debt - bank institutions	$-	(3,455,810)	-	(3,455,810)
Financial debt – debt securities	(1,496,635)	-	-	(1,496,635)
	$(1,496,635)	(3,455,810)	-	(4,952,445)

	Level 1	Level 2	Level 3	Total
As of December 31, 2018
Financial debt - bank institutions	$-	(3,536,895)	-	(3,536,895)
Financial debt – debt securities	(1,500,793)	-	-	(1,500,793)
	$(1,500,793)	(3,536,895)	-	(5,037,688)

	Level 1	Level 2	Level 3	Total
As of December 31, 2017
Financial debt - bank institutions	$-	(3,749,024)	-	(3,749,024)
Financial debt – debt securities	(1,506,908)	-	-	(1,506,908)
	$(1,506,908)	(3,749,024)	-	(5,255,932)

g)	Quantitative sensitivity measurements

The following are sensitivity analyses for the most significant risks to which the Company is exposed as of December 31, 2019, 2018 and 2017. These analyses represent the scenarios that management believes are reasonably possible of occurring in future periods and were performed in accordance with the policies of Risk Committee.

i.	Derivative Financial Instruments related to exchange rate and commodities risks

As of December 31, 2019 the Company has taken positions on derivative financial instruments to hedge exchange rate risks and commodities.

A 15% increase in the Mexican peso with respect to the U.S. dollar as of the end of 2019, 2018 and 2017 would have resulted in a valuation gain of $16,824, $28,767and $25,971 on the fair value of the Company’s exchange rate derivative financial instruments position. On the other hand, a decrease of 15% in the aforementioned rate would have resulted in an additional valuation loss during the respective periods of $31,133, $48,429 and $43,493.

The following table shows the Company’s sensitivity to an increase and decrease of 15% for 2019, 2018 and 2017 in the “bushell” price of corn and short ton price of soybeans.

	Effect of Increase			Effect of Decrease
	2019	2018	2017	2019	2018	2017
(Loss) profit for the year	$(121,762)	(2,665)	(16,094)	$100,490	105	21,229

ii.	Interest rate risk

As described in Note 18, the Company has financial debt denominated in pesos and dollars, which bear interest at variable rates based on TIIE and LIBOR, respectively.

The following table shows the Company’s sensitivity to an increase and decrease of 50 basis points for 2019, 2018 and 2017, in the variable rates to which the Company is exposed.

	Effect of Increase			Effect of Decrease
	2019	2018	2017	2019	2018	2017
Loss (profit) for the year	$24,465	30,192	43,485	$(24,465)	(30,192)	(43,485)

iii.	Exchange risk

As of December 31, 2019, 2018 and 2017, the Company's net monetary liability position in foreign currency was $ 5,946,764, $1,355,861 and $1,214,223, respectively.

The following table shows the Company’s sensitivity of an increase and decrease of 30% for 2019 and 10% for 2018 and 2017, in exchange rate, which would have an effect in the result from foreign currency position.

	Effect of Increase			Effect of Decrease
	2019	2018	2017	2019	2018	2017
Loss (profit) for the year	$(1,784,045)	(135,586)	(121,422)	$1,784,045	135,586	121,422

(9)	Accounts receivable, net

As of December 31, 2019, 2018 and 2017, accounts receivable are as follows:

	December 31,
	2019	2018	2017
Trade receivables	$2,595,978	2,523,950	2,673,705
Allowance for doubtful accounts	(72,886)	(79,937)	(96,900)
Other receivables	-	-	22,403
Income tax receivable	187,912	114,935	57,186
Recoverable value-added tax and other recoverable taxes	1,156,106	927,406	970,484
	$3,867,110	3,486,354	3,626,878

Past-due but not impaired portfolio

Below is a classification of trade accounts receivable according to their aging as of the reporting date, which has not been subject to impairment:

	December 31,
	2019	2018	2017
Past due 0 to 60 days	20,463	144,604	200,413
Past due by more than 60 days	47,573	17,250	6,190
	$68,036	161,854	206,603

The Company believes that non-impaired amounts that are past-due by more than 60 days can still be collected, based on the historical behavior of payments and analysis of credit ratings of customers.

Reconciliation of movements in allowance for doubtful accounts

	2019	2018	2017
Balance as of January 1	$(79,937)	(96,900)	(97,400)
Increase in allowance	(57)	(7,862)	(14,800)
Amounts written off	7,030	24,826	15,287
Currency translation effect	78	(1)	13
Balance as of December 31,	$(72,886)	(79,937)	(96,900)

As of December 31, 2019, 2018 and 2017 the Company has receivables in legal proceedings (receivables for which legal counsel is seeking recoverability) of $140,304, $142,388 and $141,636, respectively.

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

Expected credit losses

Beginning in 2018, the Company recognizes expected credit losses for life for trade accounts receivable, which are estimated using a provision matrix based on the Company's historical experience of credit losses, adjusted for factors that are specific each of the Company’s customer and debtor groups, general economic conditions and an assessment of both the current and forecast conditions at the reporting date, including the time value of money when appropriate. During 2017 the estimated credit losses were based on the incurred loss model.

The expected credit losses for 2019 and 2018 in trade accounts receivable under IFRS 9 were estimated at $50,753 and $45,823, considering the balances of the portfolio and the different customer groups of the Company.

As part of the implementation analysis and once planned activities were executed, the Company decided to maintain its previously recorded estimated reserve for doubtful accounts for its subsidiaries, although such amounts were higher than the expected credit losses in 2019 and 2018.

(10)	Inventories

As of December 31, 2019, 2018 and 2017, inventories are as follows:

	December 31,
	2019	2018	2017
Raw materials and by-products	$1,836,783	1,688,527	1,861,092
Medicine, materials and spare parts	877,837	903,337	820,417
Balanced feed	330,238	322,522	296,538
Processed chicken	1,554,115	1,548,597	1,561,912
Commercial eggs	56,599	52,050	46,185
Processed beef	47,954	39,709	58,563
Processed turkey	4,482	10,762	64,918
Other processed products	2,199	10,092	17,708
Total	$4,710,207	4,575,596	4,727,333

Inventory consumption for the years ended December 31, 2019, 2018 and 2017 was $39,823,395, $40,115,184 and $37,567,550, respectively (note 23).

(11)	Biological assets

For the years ended December 31, 2019, 2018 and 2017, biological assets are as follows:

	Current biological assets	Non-current biological assets	Total
Balance as of January 1, 2019	$2,073,526	1,721,728	3,795,254
Increase due to purchases	510,403	701,764	1,212,167
Sales	-	(73,409)	(73,409)
Net increase due to births	267,773	2,378,419	2,646,192
Production cost	32,894,675	1,761,456	34,656,131
Depreciation	-	(2,262,245)	(2,262,245)
Transfers to inventories	(33,651,137)	(2,378,419)	(36,029,556)
Other	(52,003)	(30,383)	(82,386)
Balance as of December 31, 2019	$2,043,237	1,818,911	3,862,148

	Current biological assets	Non-current biological assets	Total
Balance as of January 1, 2018	$1,942,193	1,617,503	3,559,696
Increase due to purchases	334,710	629,902	964,612
Sales	-	(119,297)	(119,297)
Net increase due to births	274,286	2,292,178	2,566,464
Production cost	33,189,920	1,729,478	34,919,398
Depreciation	-	(2,136,224)	(2,136,224)
Transfers to inventories	(33,690,071)	(2,292,178)	(35,982,249)
Other	22,488	366	22,854
Balance as of December 31, 2018	$2,073,526	1,721,728	3,795,254

	Current biological assets	Non-current biological assets	Total
Balance as of January 1, 2017	$1,961,191	1,668,543	3,629,734
Increase due to purchases	291,361	599,273	890,634
Sales	-	(87,230)	(87,230)
Net increase due to births	277,621	2,112,110	2,389,731
Production cost	30,892,045	1,532,189	32,424,234
Depreciation	-	(2,058,461)	(2,058,461)
Transfers to inventories	(31,435,017)	(2,112,110)	(33,547,127)
Other	(45,008)	(36,811)	(81,819)
Balance as of December 31, 2017	$1,942,193	1,617,503	3,559,696

The “Other” category includes the change in fair value of biological assets that resulted in an increase of $35,487 in 2019, decrease of $22,270 in 2018 and increase of $22,598 in 2017.

The Company is exposed to different risks relating to its biological assets:

●	Future excesses in the offer of poultry products and a decline in the demand growth of the chicken industry may negatively affect the Company’s results.

●	Increases in raw material prices and price volatility may negatively affect the Company’s margins and results.

●	In addition, in the case of the Company’s operations in the United States of America, the cost of corn and grain may be affected by an increase in the demand for ethanol, which may reduce the market’s available corn inventory.

●	Operations in Mexico and the United States of America are based on animal breeding and meat processing, which are subject to sanitary risks and natural disasters.

●	Hurricanes and other adverse climate conditions may result in additional inventory losses and damage to the Company’s facilities and equipment.

(12)	Prepaid expenses and other current assets

As of December 31, 2019, 2018 and 2017, prepaid expenses and other current assets are as follows:

	December 31,
	2019	2018	2017
Advances to suppliers of inventories	$628,286	704,563	234,458
Prepaid expenses of services	280,950	217,074	235,652
Prepaid expenses of insurance and bonds	128,178	129,582	88,533
Other current assets	189,782	80,651	80,028
Total	$1,227,196	1,131,870	638,671

(13)	Assets held for sale

As of December 31, 2019, 2018 and 2017, assets held for sale are as follows:

	December 31,
	2019	2018	2017
Buildings	$22,394	18,920	18,920
Land	29,563	27,310	27,765
Other	959	2,839	2,838
Total	$52,916	49,068	49,523

The Company recognized gains (losses) on sales of these assets of $2,311, (13) and $2,437 during 2019, 2018 and 2017, respectively.

(14)	Property, plant and equipment

As of December 31, 2019, 2018 and 2017, property, plant and equipment are comprised as follows:

Cost	Balance as of January 1, 2019	Additions	Disposals	Currency translation effect	Balance as of December 31, 2019
Land	$1,378,090	209,752	(30,677)	(3,666)	1,553,499
Buildings and construction	11,943,476	472,095	(7,478)	(67,688)	12,340,405
Machinery and equipment	15,182,044	891,008	(92,623)	(113,477)	15,866,952
Transportation equipment	1,792,273	474,960	(154,116)	(1,118)	2,111,999
Computer equipment	136,183	3,828	(3,257)	(2,273)	134,481
Furniture	178,455	17,684	(5,295)	(555)	190,289
Leasehold improvements	4,350		(752)	-	3,598
Construction in progress	1,501,697		(38,065)	(3,710)	1,459,922
Total	$32,116,568	2,069,327	(332,263)	(192,487)	33,661,145

Accumulated depreciation	Balance as of January 1 2019	Depreciation for the year	Disposals	Currency translation effect	Balance as of December 31, 2019
Buildings and construction	$(5,536,825)	(230,450)	2,199	14,105	(5,750,971)
Machinery and equipment	(7,505,222)	(874,447)	65,136	60,761	(8,253,772)
Transportation equipment	(829,664)	(134,708)	106,955	988	(856,429)
Computer equipment	(98,034)	(13,635)	3,145	1,508	(107,016)
Furniture	(128,647)	(12,151)	4,109	378	(136,311)
Total	$(14,098,392)	(1,265,391)	181,544	77,740	(15,104,499)

Cost	Balance as of January 1, 2018	Additions	Disposals	Currency translation effect	Balance as of December 31, 2018
Land	$1,353,643	24,400	-	47	1,378,090
Buildings and construction	11,440,284	513,033	(11,546)	1,705	11,943,476
Machinery and equipment	14,021,881	1,255,026	(96,727)	1,864	15,182,044
Transportation equipment	1,773,153	101,645	(82,543)	18	1,792,273
Computer equipment	125,991	10,441	(318)	69	136,183
Furniture	169,752	12,985	(4,258)	(24)	178,455
Leasehold improvements	2,661	1,689	-	-	4,350
Construction in progress	1,435,147	63,364	-	3,186	1,501,697
Total	$30,322,512	1,982,583	(195,392)	6,865	32,116,568

Accumulated depreciation	Balance as of January 1 2018	Depreciation for the year	Disposals	Currency translation effect	Balance as of December 31, 2018
Buildings and construction	$(5,323,314)	(221,565)	9,315	(1,261)	(5,536,825)
Machinery and equipment	(6,706,824)	(857,930)	66,578	(7,046)	(7,505,222)
Transportation equipment	(771,406)	(118,439)	60,276	(95)	(829,664)
Computer equipment	(81,504)	(16,598)	305	(237)	(98,034)
Furniture	(119,423)	(12,385)	3,218	(57)	(128,647)
Total	$(13,002,471)	(1,226,917)	139,692	(8,696)	(14,098,392)

Cost	Balance as of January 1, 2017	Additions	Disposals	Currency translation effect	Balance as of December 31, 2017
Land	$1,210,052	156,000	(8,851)	(3,558)	1,353,643
Buildings and construction	10,603,293	896,020	(3,200)	(55,829)	11,440,284
Machinery and equipment	12,035,769	2,158,477	(106,310)	(66,055)	14,021,881
Transportation equipment	1,611,153	269,462	(105,982)	(1,480)	1,773,153
Computer equipment	118,759	13,210	(3,173)	(2,805)	125,991
Furniture	174,183	19,515	(23,505)	(441)	169,752
Leasehold improvements	5,186	-	(2,525)	-	2,661
Construction in progress	1,459,682	694	(33,419)	8,190	1,435,147
Total	$27,218,077	3,513,378	(286,965)	(121,978)	30,322,512

Accumulated depreciation	Balance as of January 1 2017	Depreciation for the year	Disposals	Currency translation effect	Balance as of December 31, 2017
Buildings and construction	$(5,131,723)	(202,513)	2,074	8,848	(5,323,314)
Machinery and equipment	(6,064,744)	(735,461)	69,960	23,421	(6,706,824)
Transportation equipment	(741,253)	(111,073)	80,177	743	(771,406)
Computer equipment	(70,293)	(15,069)	3,160	698	(81,504)
Furniture	(128,959)	(11,672)	20,779	429	(119,423)
Total	$(12,136,972)	(1,075,788)	176,150	34,139	(13,002,471)

	December 31,
Carrying amounts, net	2019	2018	2017
Land	$1,553,499	1,378,090	1,353,643
Buildings and construction	6,589,434	6,406,651	6,116,970
Machinery and equipment	7,613,180	7,676,822	7,315,057
Transportation equipment	1,255,570	962,609	1,001,747
Computer equipment	27,465	38,149	44,487
Furniture	53,978	49,808	50,329
Leasehold improvements	3,598	4,350	2,661
Construction in progress	1,459,922	1,501,697	1,435,147
Total	$18,556,646	18,018,176	17,320,041

Additions of property, plant and equipment in 2017 include assets acquired through business combinations of $1,132,871 that consist of the following:

Land	$133,347
Buildings and construction	500,608
Machinery and equipment	491,101
Transportation equipment	2,137
Furniture	5,679
Total	$1,132,871

Depreciation expense during the years ended December 31, 2019, 2018 and 2017 was $1,265,391, $1,226,917 and $1,075,788, respectively, which was charged to cost of sales and operating expenses.

(15)       Goodwill

	2019	2018	2017
Balances at beginning of the year	$1,631,771	1,631,094	484,877
Business combinations (Note 4)	—	—	1,042,163
Foreign currency effects	(52,777)	677	104,054
Balances at end of year	$1,578,994	1,631,771	1,631,094

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

The assumptions and balances of each cash-generating unit are as follows:

2019
Cash-generating unit	Final balance of the year	Projection period (years)	Annual discount rate (%)	Annual growth rate (%)
Bachoco - Istmo and Peninsula regions	$212,833	5	12.84%	3.00%
Campi	88,015	5	12.84%	3.00%
Ok Farms - Morris Hatchery, Inc. Arkansas	62,647	5	5.22%	0.00%
Ok Farms - Morris Hatchery Inc. Georgia	105,780	5	5.22%	0.00%
Ok Foods- Albertville Quality Foods, Inc.	1,109,719	5	5.22%	0.00%
	$1,578,994

2018
Cash-generating unit	Final balance of the year	Projection period (years)	Annual discount rate (%)	Annual growth rate (%)
Bachoco - Istmo and Peninsula regions	$212,833	5	13.17%	3.00%
Campi	88,015	5	13.17%	3.00%
Ok Farms - Morris Hatchery, Inc. Arkansas	65,233	5	5.87%	0.00%
Ok Farms - Morris Hatchery Inc. Georgia	110,147	5	5.87%	0.00%
Ok Foods- Albertville Quality Foods, Inc.	1,155,543	5	5.87%	0.00%
	$1,631,771

2017
Cash-generating unit	Final balance of the year	Projection period (years)	Annual discount rate (%)	Annual growth rate (%)
Bachoco - Istmo and Peninsula regions	$212,833	5	12.52%	3.00%
Campi	88,015	5	12.52%	3.00%
Ok Farms - Morris Hatchery, Inc. Arkansas	65,200	5	6.14%	0.00%
Ok Farms - Morris Hatchery Inc. Georgia	110,091	5	6.14%	0.00%
Ok Foods- Albertville Quality Foods, Inc.	1,154,955	5	6.14%	0.00%
	$1,631,094

(16)        Intangible assets

The balances as of December 31, 2019, 2018 and 2017 for $772,640, $949,355 and $1,040,042 are mainly comprised of trade names and customer relationships derived from the purchase transaction of the Acquired Co. I (note 4). Customer relationships are generally amortized over 15 years based on the pattern of revenue expected to be generated from the use of the asset.

Indefinite life intangible assets are initially recorded at their fair value and are not amortized, but they are reviewed for impairment at least annually or more frequently if impairment indicators arise.

During 2019 and 2018, the Company ended a relationship with clients for which an intangible asset was recognized. The Company does not expect to do future business with those clients resulting in an impairment of $73,733 and $ 6,139 in 2019 and 2018, respectively, which was charged to the results of the fiscal year as other expenses.

During 2018 the Company decided to discontinue a product line that it was no longer producing and did not have any success in selling the trademarks associated with that line. Accordingly, an impairment charge of $11,756 in trade names was recognized. The remaining intangible assets were evaluated internally and an independent external impairment study was performed to determine the fair value. This study resulted in impairment charges of $3,535 in the trade names in addition to the amounts listed above. The total impairment charges recognized during 2018 for intangible assets were $21,430.

Intangible assets consist of the following:

	2019	2018	2017
Amortizable intangible assets
Customer relationships	$891,553	1,020,500	1,028,747
Accumulated amortization	(74,859)	(95,911)	(34,876)
Impairment loss	(73,733)	(6,139)	-
Total net amortizable intangible assets	742,961	918,450	993,871
Trade names not subject to amortization	29,679	46,196	46,171
Impairment loss	—	(15,291)	-
Total intangible assets	$772,640	949,355	1,040,042

(17)	Other non-current assets

Other non-current assets consist of the following:

	December 31,
	2019	2018	2017
Advances for purchase of property, plant and equipment	$495,015	326,676	331,691
Investments in life insurance (note 3 (l))	65,545	66,177	64,629
Security deposits	21,545	20,745	16,796
Other long-term receivable	173,488	171,222	162,337
Intangible assets in process	2,841	26,898	11,506
Other	51,614	54,024	56,047
Total non-current assets	$810,048	665,742	643,006

(18)	Financial debt

a)         Short-term financial debt is as follows:

	December 31,
	2019	2018	2017
Loan in the amount of 70,000 thousand dollars, maturing in June 2017, at LIBOR (3) rate plus 0.44 percentage points.	$-	-	1,376,200
Loan in the amount of 70,000 thousand dollars, maturing in July 2017, at LIBOR (3) rate plus 0.425 percentage points.	-	-	1,376,200
Loan denominated in pesos, maturing in January 2018, at TIIE (1) FIRA (2) rate plus 0.60 percentage points	-	-	100,000
Loan denominated in pesos, maturing in January 2019, at TIIE (1) FIRA (2) rate plus 1.25 percentage points.	-	100,306	-
Loan in the amount of 140,000 thousand dollars, maturing in February 2019, at fixed rate 2.29 percentage points.	-	2,757,460	-
Loan denominated in pesos, maturing in February 2019, at TIIE (1) rate plus 1.25 percentage points.	-	300,028	-
Loan denominated in pesos, maturing in March 2019, at TIIE (1) rate plus 1.25 percentage points.	-	250,023	-
Loan denominated in pesos, maturing in May 2019, at TIIE (1) rate plus 0.40 percentage points.	-	20,003	-
Loan in the amount of 70,000 thousand dollars, maturing in January 2020, at LIBOR (3) rate plus 0.62 percentage points.	1,322,176	-	-
Loan denominated in pesos, maturing in January 2020, at TIIE (1) rate plus 0.50 percentage points.	50,000	-	-
Loan in the amount of 80,000 thousand dollars, maturing in February 2020, at LIBOR6 (4) rate plus 0.35 percentage points.	1,509,015	-	-
Loan denominated in pesos, maturing in February 2020, at TIIE (1) rate plus 1.05 percentage points.	449,572	-	-
Loan denominated in pesos, maturing in May 2020, at TIIE (1) rate plus 1.05 percentage points.	99,678	-	-
Loan denominated in pesos, maturing in June 2020, at TIIE (1) rate plus 0.50 percentage points.	9,958	-	-
Total short-term debt	$3,440,399	3,427,820	2,852,400

The annual weighted average interest rate of short-term loans denominated in pesos for 2019, 2018 and 2017 was 9.24%, 9.14% and 8.06%, respectively. The average interest rate for loans outstanding as of December 31, 2019, 2018 and 2017 was 8.77%, 9.15% and 8.06%, respectively.

The annual weighted average interest rate of short-term loans denominated in dollars for the years 2019, 2018 and 2017 was 2.36%, 2.26% and 1.22%, respectively. The average interest rate for loans outstanding as of December 31, 2019, 2018 and 2017 was 2.37%, 2.29% and 1.57%, respectively.

(1)	TIIE (for its acronym in Spanish) = Interbank Equilibrium Rate
(2)	FIRA (for its acronym in Spanish) = Agriculture Trust Funds
(3)	LIBOR= London Interbank Offered Rate

(4)          LIBOR6= London InterBank Offered Rate (6 months)

b)         Long-term debt consists of the following:

	December 31,
	2019	2018	2017
Loan denominated in pesos, maturing in 2017 and 2018, at TIIE (1) FIRA (2) rates less 0.25 percentage points.	$-	-	553,651
Loan denominated in pesos, maturing in 2018, at TIIE (1) FIRA (2) rates less 0.60 percentage points.	-	-	289,000
Loan denominated in pesos, maturing in 2019, at TIIE (1) FIRA (2) rates plus 0.25 percentage points.	-	53,980	53,973
Loan denominated in pesos, maturing in 2023, at TIIE (1) FIRA (2) plus 0 percentage points.	-	55,007	-
Debt securities (subsection (d) of this note)	1,488,208	1,500,793	1,500,000
Total	1,488,208	1,609,780	2,396,624
Less current maturities	-	(64,973)	(842,651)
Long-term debt, excluding current maturities	$1,488,208	1,544,807	1,553,973

The annual weighted average interest rate on long-term debt for 2019, 2018 and 2017 was 8.53%, 8.42% and 7.72%, respectively. The average rate for outstanding loans as of December 31, 2019, 2018 and 2017 was 8.26%, 8.46% and 7.48%, respectively.

(1) TIIE (for its acronym in Spanish) = Interbank Equilibrium Rate

(2) FIRA (for its acronym in Spanish) = Trust Established in Relation to Agriculture

During 2019 and 2017 the Company made early payments on its long-term debt of $51,000 and $53,900, during 2018 the Company did not make early payments on its long-term debt.

As of December 31, 2019, 2018 and 2017, unused lines of credit amounted to $3,325,981, $5,723,011 and $7,031,813, respectively. In all such years, the Company did not pay any fee for undrawn balances.

c)         Maturities of long-term debt, excluding current maturities, as of December 31, 2019, are as follows:

Year	Amount
2022	$1,488,208

Interest expense on total loans during the years ended December 31, 2019, 2018 and 2017, amounted to $250,820, $185,913 and $188,597, respectively, (note 29).

Certain bank loans establish certain affirmative and negative covenants, as well as the requirement to maintain certain financial ratios, which have been met as of December 31, 2019, among which are:

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

d)         Issuance of debt securities

On August 28, 2012, the Company was authorized to issue debt securities in the total amount of $5,000,000 or the equivalent in UDIS (1), on a revolving basis, for a term of five years from the date of the authorization letter from the Mexican Banking and Securities Commission. The initial issuance dated August 31, 2012 was for $1,500,000 pesos with ticker symbol: “BACHOCO 12” for a term of 1,820 days, equivalent to 65 periods of 28 days, approximately five years, with 15,000,000 debt securities and a par value of $100 pesos per certificate.

On August 25, 2017, the debt securities issued with ticker “BACHOCO 12” expired, and were paid according to the contractual terms of the issuance.

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

Derived from the issuance of the Debt securities, the Company is subject to certain requirements, affirmative and negative covenants, with which they comply as of December 31, 2019.

e)             Reconciliation of liabilities arising from financing debt

	December 31,
	2019	2018	2017
Balance as of January 1	$5,037,600	5,249,024	4,047,937
Changes that represent cash flows
Proceeds from borrowings	4,839,000	3,370,400	5,378,915
Principal payment on loans	(4,808,163)	(3,588,067)	(4,246,100)
Changes that do not represent cash flows
Others	(139,830)	6,243	68,272
Balance as of December 31	$4,928,607	5,037,600	5,249,024

(19)	Trade accounts and other accounts payable

	December 31,
	2019	2018	2017
Trade payables	$3,972,460	3,996,014	3,684,220
Sundry creditors and expenses payable	518,711	597,330	479,223
Provisions	64,154	103,494	103,474
Statutory employee profit sharing	86,710	68,432	42,940
Retained payroll taxes and other local taxes	275,214	259,828	241,739
Direct employee benefits	213,345	160,431	171,784
Interest payable	28,060	10,728	16,904
Others	173	90	82
	$5,158,827	5,196,347	4,740,366

Note 8 discloses the Company’s exposure to the exchange and liquidity risks related to trade accounts payable and other accounts payable.

In December 2009, the National Water Commission (CNA, for its Spanish acronym) imposed credits and fines to the Company for supposed infractions made by the Company in water administration for exploitation of livestock. The Company has recognized a provision for the amount that it expects to be probable to pay.

Bachoco USA, LLC. is involved in claims with the United States of America Department of Labor and the Unites State Immigration and Customs Enforcement, and various other matters related to its business, including workers’ payment claims and environmental issues. As of December 31, 2019 the Company has not recorded any provisions, during 2018 and 2017, the Company has recorded provisions of $39,340 (2,000 thousand dollars) and $39,320 (2,000 thousand dollars) for estimated probable payments.

(20)	Transactions and balances with related parties

(a)          Transactions with management

Compensation

The following table shows the compensation paid to the directors and executives for services provided in their respective positions for the years ended December 31, 2019, 2018 and 2017:

	December 31,
	2019	2018	2017
Compensation	$52,635	61,189	56,201

(b)          Transactions with other related parties

Below is a summary of the Company’s transactions and balances with other related parties, which are comprised of affiliates that are under common control:

i.Revenues

	Transaction value			Balance as of
	December 31,			December 31,
	2019	2018	2017	2019	2018	2017
Sales of products to:
Vimifos, S.A. de C.V.	$9,323	8,812	47,344	$785	99	326
Frescopack, S.A. de C.V.	58	-	10	58	-	-
Taxis Aéreos del Noroeste, S.A. de C.V.	42	28	1,013	-	-	-
Alimentos Kowi, S.A. de C.V.	934	-	-	337	-	-
Sonora Agropecuaria, S.A. DE C.V.	178,624	-	-	12,494	-	-
	$188,981	8,840	48,367	$13,674	99	326

ii.Expenses and balances payable to related parties

	Transaction value			Balance as of
	December 31,			December 31,
	2019	2018	2017	2019	2018	2017
Purchases of food, raw materials and packing supplies
Vimifos, S.A. de C.V.	$582,458	557,490	392,226	$41,399	103,371	12,830
Frescopack, S.A. de C.V.	148,210	193,396	179,357	26,233	28,951	29,537
Pulmex 2000, S.A. de C.V.	20,667	37,794	26,700	3,976	5,227	8,138
Qualyplast, S.A. de C.V.	244	230	95	-	41	-
Alimentos Kowi, S.A. de C.V.	907	-	-	2	-	-
Sonora Agropecuaria, S.A. DE C.V.	3,374	-	-	-	-	-
Purchases of vehicles, tires and spare parts
Maquinaria Agrícola, S.A. de C.V.	$-	-	793	5	64	64
Llantas y Accesorios, S.A. de C.V.	38,947	38,581	35,225	4,213	3,374	4,207
Autos y Accesorios, S.A. de C.V.	10,776	18,776	24,645	124	4,712	57
Autos y Tractores de Culiacán, S.A. de C.V.	11,519	17,671	14,037	149	1,486	79
Camiones y Tractocamiones de Sonora, S.A. de C.V.	270,968	19,490	85,448	149	216	172
Agencia MX-5, S.A de C.V.	904	47	15	9	7	4
Alfonso R. Bours, S.A. de C.V.	187	307	428	49	40	95
Cajeme Motors S.A. de C.V.	183	30	29	89	5	1
Airplane leasing expenses
Taxis Aéreos del Noroeste, S.A. de C.V.	$24,971	8,368	7,854	307	20	68
				$76,704	147,514	55,252

As of December 31, 2019, 2018 and 2017, balances payable to related parties correspond to current accounts denominated in pesos that bear no interest and are payable on a short-term basis.

(21)	Income Tax

Under the tax legislation in Mexico and the United States of America in effect through December 31, 2019, entities are subject to pay Income Tax (ISR, by its Spanish acronym).

a)             ISR

The Company and each of its subsidiaries file separate income tax returns (including its foreign subsidiary, which files income tax returns in the United States of America, based on its fiscal year ending in April of every year). For the years ended December 31, 2019, 2018 and 2017, the applicable rate under the general tax regime in Mexico is 30%; this rate will be applicable in future years as well. The applicable rate during 2019 and 2018 for the Company’s US subsidiary is 21% (plus state and federal taxes), during 2017 the rate was 35% (plus state and federal taxes).

As of December 31, 2019, 2018 and 2017, BSACV, the Company’s primary operating subsidiary is subject to the agriculture, cattle-raising, forestry and fishing regime of the ISR law, which is applicable to entities exclusively dedicated to such activities. The ISR Law establishes that such activities are exclusive when no more than 10% of an entity’s total revenues are generated from something other than those activities or from industrialized products.

b)             Tax charged to profit and loss

For the years ended December 31, 2019, 2018 and 2017, the income tax (benefit) expense included in profit and loss is as follows:

	December 31
	2019	2018	2017
Operation in Mexico:
Current ISR	$1,066,160	1,242,553	1,512,721
Deferred ISR	324,415	(33,718)	(157,646)
	1,390,575	1,208,835	1,355,075
Foreign operation:
Current ISR	(1,859)	4,294	198,813
Deferred ISR	(263,738)	(58,151)	(469,444)
Total ISR expense	$1,124,978	1,154,978	1,084,444

Total income tax expense

The income tax expense attributable to income before income taxes differed from the amount computed by applying the ISR rate of 30% in 2019, 2018 and 2017 due to the items listed below:

	December 31,
	2019		2018		2017
	ISR	Percentage	ISR	Percentage	ISR	Percentage
Expected expense	$1,292,925	30%	$1,354,965	30%	$1,811,667	30%
Increase (decrease) resulting from:		-		-
Net effects of inflation	(168,822)	(4%)	(276,758)	(6%)	(329,516)	(5%)
(Non-taxable income) Non-deductible expenses	11,027	0%	16,648	0%	88,330	1%
Effect of rate difference of foreign subsidiary	48,658	1%	(16,572)	(0%)	702	0%
Effect from non-deductible employee benefits	70,202	2%	90,820	2%	83,953	1%
Effect of tax incentive	(60,861)	(1%)	-	-	-	-
Effect of change of income tax rate in the United States of America	-	-	-	-	(443,104)	(7%)
Cancellation of loss by acquisition	-	-	-	-	(129,036)	(2%)
Other	(68,151)	(2%)	(14,126)	(0%)	1,448	0%
Income tax expense	$1,124,978	26%	$1,154,978	26%	$1,084,444	18%

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

The tax effects of temporary differences, tax losses and tax credits that give rise to significant portions of deferred tax assets and liabilities as of December 31, 2019, 2018 and 2017 are detailed below:

	December 31,
	2019	2018	2017
Deferred tax assets
Accounts payable	$2,481	27,738	16,404
Employee benefits	164,019	53,398	45,519
PTU payable	26,020	20,536	12,917
Tax loss carryforwards	56,163	-	-
Inventories	616	-	-
Property, plant and equipment	1,113	-	-
Other provisions	-	2,205	7,025
Total deferred tax assets	250,412	103,877	81,865

Deferred tax liabilities
Property, plant and equipment	-	51	59
Prepaid expenses	4,593	-	1,136
Other provisions	547	-	-
Total deferred tax liabilities	5,140	51	1,195
Net deferred tax assets	$245,272	103,826	80,670

	December 31,
	2019	2018	2017
Deferred tax assets
Accounts payable	$1,097,422	1,483,275	1,170,771
Tax loss carryforwards	271,772	59,883	22,013
Goodwill	-	3,879	7,562
Other provisions	63,314	76,025	54,020
Total deferred tax assets	1,432,508	1,623,062	1,254,366

Deferred tax liabilities
Inventories	1,696,300	1,639,156	1,601,498
Accounts receivable	445,198	366,825	421,191
Property, plant and equipment	2,667,824	2,503,172	2,428,358
Prepaid expenses	332,392	647,480	392,800
Goodwill	584	-
Intangible assets	190,900	233,749	253,898
Derivative financial instruments	3,803	-	-
Total deferred tax liabilities	5,337,001	5,390,382	5,097,745
Net deferred tax liability	$3,904,493	3,767,320	3,843,379

d)             Unrecognized deferred tax liabilities

Deferred taxes related to investments in subsidiaries have not been recognized as the Company is able to control the moment of the reversal of the temporary difference, and the reversal is not expected to take place in the foreseeable future. Deferred income tax on investments in subsidiaries not recognized as of December 31, 2019, 2018 and 2017 amounts to $1,919,720, $2,049,327 and $2,587,954, respectively. The Company's policy has been to distribute accounting profits when the respective taxes have been paid and in the case of foreign profits, such tax may be duly credited in Mexico.

e)             Movement in temporary differences during the fiscal year

	January 1, 2019	Recognized in profit and loss	Acquired or/ Recognized directly in equity	December 31, 2019
Accounts payable	$(1,511,013)	410,152	958	(1,099,903)
Employee benefits	(53,398)	(197,728)	87,107	(164,060)
PTU payable	(20,536)	(5,484)	-	(26,020)
Tax loss carryforwards	(59,883)	(273,479)	5,427	(327,935)
Other provisions	(78,230)	15,436	27	(62,767)
Goodwill	(3,879)	4,391	72	584
Intangible assets	233,749	(34,220)	(8,629)	190,900
Inventories	1,639,156	64,120	(7,592)	1,695,684
Accounts receivable	366,825	78,373	-	445,198
Property, plant and equipment	2,503,223	184,454	(20,966)	2,666,752
Prepaid expenses	647,480	(310,495)	-	336,985
Derivative financial instruments	-	3,803	-	3,803
Net deferred tax liability	$3,663,494	(60,677)	56,404	3,659,221

	January 1, 2018	Recognized in profit and loss	Acquired or/ Recognized directly in equity	December 31, 2018
Accounts payable	$(1,187,175)	(323,784)	(54)	(1,511,013)
Employee benefits	(45,519)	(1,317)	(6,562)	(53,398)
PTU payable	(12,917)	(7,619)	-	(20,536)
Tax loss carryforwards	(22,013)	(37,004)	(866)	(59,883)
Other provisions	(61,045)	(17,240)	55	(78,230)
Goodwill	(7,562)	3,604	79	(3,879)
Intangible assets	253,898	(19,825)	(324)	233,749
Inventories	1,601,498	37,319	339	1,639,156
Accounts receivable	421,191	(54,366)	-	366,825
Property, plant and equipment	2,428,417	74,819	(13)	2,503,223
Prepaid expenses	393,936	253,544	-	647,480
Net deferred tax liability	$3,762,709	(91,869)	(7,346)	3,663,494

	January 1, 2017	Recognized in profit and loss	Acquired or/ Recognized directly in equity	December 31, 2017
Accounts payable	$(965,507)	(223,640)	1,972	(1,187,175)
Employee benefits	(42,221)	1,915	(5,213)	(45,519)
PTU payable	(12,700)	(217)	-	(12,917)
Tax loss carryforwards	(3,436)	(18,577)	-	(22,013)
Other provisions	(25,803)	(35,577)	335	(61,045)
Goodwill	(19,846)	10,895	1,389	(7,562)
Intangible assets	-	-	253,898	253,898
Inventories	1,612,890	(82,523)	71,131	1,601,498
Accounts receivable	438,146	(16,955)	-	421,191
Property, plant and equipment	2,566,084	(351,511)	213,844	2,428,417
Prepaid expenses	303,010	90,926	-	393,936
Derivative financial instruments	1,826	(1,826)	-	-
Net deferred tax liability	$3,852,443	(627,090)	537,356	3,762,709

f)              Tax on assets and tax loss carryforwards

As of December 31, 2019, tax loss carryforwards expire as shown below. Amounts are indexed for inflation as permitted by Mexican income tax law:

	Amount as of December 31, 2019
Year	Tax loss carryforwards	Year of expiration / maturity
2017	$64,729	2027
2018	11,877	2028
2019	1,184,933	2029
	$1,438,549

(22)	Employee benefits

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

When an employee retires from the Company he/she has the right to receive the contribution he/she has made to the plan, and i) if the employee retires between the first and the 4.99 year of services, he/she does not have the right to receive the contribution made by the Company, ii) if he/she retires on the fifth year of services he/she has the right to receive 50% of the contributions made by the Company and, for each additional service year, the employee has the right to receive an additional 10% of the contributions made by the Company. During 2019, 2018 and 2017 there were not the expenses for paid contributions to defined contribution plans, other than those mandated by Mexican law.

The Company makes payments equivalent to 2% of the integrated wage of its workers to the defined contribution plan for the retirement saving fund system established by Mexican law. The expense for this concept was $66,134, $62,028 and $56,063, in 2019, 2018 and 2017, respectively.

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

The plans in Mexico expose the Company to actuarial risks such as interest rate risk, longevity risk and salary risk:

Interest risk	A decrease in the interest rate for the governmental bonds will increase the plan’s liability.

Longevity risk	The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability.

Salary risk	The present value of the defined benefit plan liability is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plan’s liability.

The projected net liability presented on the consolidated statements of financial position is as follows:

	December 31,
	2019	2018	2017
Present value of unfunded obligations	$487,810	302,818	252,965
Present value of funded obligations	148,392	197,254	259,245
Total present value of benefit obligations (“PBO”)	636,202	500,072	512,210
Plan assets at fair value	(148,392)	(197,254)	(259,245)
Projected liability, net	$487,810	302,818	252,965

i. Composition and return of plan assets

	Actual return of the plan assets			Composition of the plan assets
	2019	2018	2017	2019	2018	2017
Fixed income securities	12.67%	5.10%	7.18%	62%	67%	61%
Variable income securities	15.65%	(10.95%)	12.78%	38%	33%	39%
Total				100%	100%	100%

ii. Movements in the present value of PBO

	2019	2018	2017
PBO as of January 1	$500,072	462,986	462,554
Benefits paid by the plan	(54,932)	(38,393)	(32,940)
Service cost	30,108	28,084	28,968
Interest cost	50,421	41,410	40,170
Actuarial (gains) losses recognized in other comprehensive income	110,533	494	13,458
Past service cost – plan amendments	-	5,491	-
PBO as of December 31	$636,202	500,072	512,210

iii. Movements in the fair value of plan assets

	2019	2018	2017
Plan assets at fair value as of January 1	$197,247	259,245	267,535
Transfer of assets to fund defined contribution benefit plan	(39,079)	(38,327)	(10,664)
Benefits paid by the plan	(32,027)	(16,772)	(17,049)
Expected return on plan assets	19,615	23,244	23,342
Actuarial losses in other comprehensive income	2,636	(30,136)	(3,919)
Fair value of plan assets as of December 31	$148,392	197,254	259,245

iv. Expense recognized in profit and loss

	2019	2018	2017
Current service cost	$30,108	28,084	28,968
Interest cost, net	30,806	18,166	16,828
	$60,914	46,250	45,796

v. Actuarial gains and (losses)

	2019	2018	2017
Amount accumulated as of January, 1	$(171,247)	(140,617)	(123,240)
Recognized during the year	(107,897)	(30,630)	(17,377)
Amount accumulated as of December, 31	$(279,144)	(171,247)	(140,617)

vi. Actuarial assumptions

Primary actuarial assumptions at the consolidated financial statements date (expressed as weighted averages) are as follows.

	2019	2018	2017
Discount rate as of December, 31	8.75%	10.50%	9.25%
Rate for future salary increases	4.50%	4.50%	4.50%
Social security wage increase rate	3.50%	3.50%	3.50%

The assumptions related to mortality are based on statistics and experiences over the Mexican population. The average expected life of an individual that retires at 65 years of age is 17.13 years for men and 10.92 years for women (Experience Chart of Demographic Mortality for Active EMSSA 1997).

vii. Historical information

	December 31,
	2019	2018	2017
Present value of defined benefit obligation	$636,202	500,072	512,210
Plan assets at fair value	(148,392)	(197,254)	(259,245)
Plan deficit	$487,810	302,818	252,965
Experience adjustments arising from plan liabilities	$(110,533)	(494)	(13,458)
Experience adjustments arising from plan assets	$2,636	(30,136)	(3,919)

viii.Sensitivity analysis of the defined benefits obligations as of December 31, 2019, 2018 and 2017

2019	Pension plan	Seniority premium	Constructive obligation	Total PBO
Discount rate 8.75%	$(442,133)	(173,401)	(20,668)	(636,202)
Rate increase (+ 1%)	$(434,134)	(170,812)	(20,490)	(625,436)
Rate decrease (- 1%)	$(450,391)	(176,067)	(20,852)	(647,310)

2018	Pension plan	Seniority premium	Constructive obligation	Total PBO
Discount rate 10.50%	$(358,635)	(119,973)	(21,464)	(500,072)
Rate increase (+ 1%)	$(313,585)	(109,872)	(20,258)	(443,715)
Rate decrease (- 1%)	$(364,699)	(121,572)	(21,649)	(507,920)

2017	Pension plan	Seniority premium	Constructive obligation	Total PBO
Discount rate 9.25%	$(343,485)	(99,735)	(68,990)	(512,210)
Rate increase (+ 1%)	$(314,460)	(94,308)	(65,113)	(473,881)
Rate decrease (- 1%)	$(377,114)	(105,810)	(73,338)	(556,262)

ix. Expected cash flows

Total
2020-2030	$608,911

x. Future contributions to the defined benefits plan

The Company does not expect to make contributions to the defined benefit plans in the following financial year.

b)             Foreign employee benefits

Defined contribution plans

Bachoco USA, LLC. (foreign subsidiary) has a defined contribution retirement 401(k) plan, covering all employees who meet certain eligibility requirements. The Company contributes to the plan at the rate of 50% of employee’s contributions up to a maximum of 2% of the individual employee’s contribution. The cumulative contribution expense for this plan was $14,919, $12,999 and $11,497 for the year ended December 31, 2019, 2018 and 2017, respectively.

Equity-based compensation

Bachoco USA, LLC. has a deferred payment agreement with certain key employees. Amounts payable under this plan are vested after 10 years from the date of the agreement. The benefit value of each unit is equal to the increase in the initial book value from the date of the agreement to the conclusion of the vesting period. Under the agreement, 26,000 units were outstanding as of December 31, 2019, 2018 and 2017, all of which were fully vested. The total liability under this plan totaled $32,874, $20,922 and $3,378 as of December 31, 2019, 2018 and 2017, respectively. No expense was recognized for this plan for the year ended December 31, 2019, 2018 and 2017.

c)             PTU

Industrias Bachoco, S.A.B de C.V. and BSACV has no employees. Each of the subsidiaries of the Company that has employees in Mexico is required under Mexican laws to pay employees, in addition to their payment and benefits, statutory employee profit sharing in an aggregate amount equal to 10% of each subsidiary’s taxable income. The accrued liability as of December 31, 2019, 2018 and 2017 is shown in note 19, Trade payable and other accounts payable.

(23)	Costs and expenses by nature

	2019	2018	2017
Cost of sales	$51,557,351	51,422,376	47,502,959
General, selling and administrative expenses	6,116,620	6,024,406	5,423,379
Total costs and expenses	$57,673,971	57,446,782	52,926,338

Inventory consumption	$39,823,395	40,115,184	37,567,550
Wages and salaries	7,561,229	7,348,795	6,605,584
Freight	5,047,007	4,809,678	4,176,508
Maintenance	1,715,820	1,719,907	1,471,392
Other utility expenses	1,595,993	1,591,920	1,334,339
Depreciation	1,265,391	1,226,917	1,075,788
Depreciation of right-of-use assets	302,804	-	-
Leases (1)	96,825	453,162	416,437
Other	265,507	181,219	278,740
Total	$57,673,971	57,446,782	52,926,338

(1)	Leasing expense in 2019 includes contracts classified as low value or those with terms less than twelve months. For its part, the expense corresponding to the 2018 and 2017 annual periods includes everything previously classified as operating leases under IAS 17 Leases, which was replaced by IFRS 16 Leases.

(24)	Leases

Operating leases as lessee

During 2018 and 2017 the Company has entered operating leases for certain offices, production facilities, and automotive and computer equipment. Some leases contain renewal options. These agreements have terms between one and five years.

	2018	2017
Lease expenses	$453,162	416,437

a)             As of December 31, 2019, the leased assets with recognized right of use are comprised as follows:

Right-of-use assets	Balance as of January 1	Additions	Balance as of December 31, 2019
Buildings and construction	$320,528	59,483	380,011
Machinery and equipment	370,410	76,769	447,179
Transportation equipment	219,132	64,200	283,332
Computer equipment	12,340	2,674	15,014
Total	$922,410	203,126	1,125,536

Depreciation of right-of-use assets	Balance as of December 31, 2019
Buildings and construction	$(97,736)
Machinery and equipment	(116,391)
Transportation equipment	(84,120)
Computer equipment	(4,557)
Total	$(302,804)
Total right-of-use assets	$822,732

b)             The movements in liabilities for these lease contracts were as follows:

Lease liabilities	Balance as of January 1, 2019	Additions	Payment	Interest paid	Currency translation effect	Balance as of December 31, 2019
Buildings and construction	$320,528	59,297	(113,097)	17,423	(3,874)	280,277
Machinery and equipment	370,410	63,662	(124,435)	11,933	(12,860)	308,710
Transportation equipment	219,132	64,129	(82,381)	8,070	(4,692)	204,258
Computer equipment	12,340	2,674	(5,294)	371	(286)	9,805
Total	$922,410	189,762	(325,207)	37,797	(21,712)	803,050
Current Lease liabilities	-	-	-	-	-	(149,538)
Long term lease liabilities	$-	-	-	-	-	653,512

c)             The analysis of the maturity of the long-term lease liabilities is shown below:

2020	$263,160
2021	190,613
2022	144,267
Subsequent	55,472
$653,512

d)       During 2019, an amount of $19,116 was charged as expense for rental contracts with a term of less than one year and $77,709 for rental contracts with insignificant amounts, a total of $96,825 (note 23).

(25)	Stockholders’ equity and reserves

a)       Capital risk management

An adequate capital risk management allows ongoing business continuity and the maximization of the return towards the Company’s investors, which is why management has taken actions that ensure the Company maintains an adequate balance of the funding sources that build its capital structure.

Within its activities in risk management, the Company ensures that the ratio between financial debt and EBITDA of the last 12 months does not exceed 2.75 times and that the interest coverage ratio is at least 3 to 1.

During 2019, 2018 and 2017 these ratios were below the thresholds established by the Company’s Risk Committee.

b)       Common stock and premiums

As of December 31, 2019, 2018 and 2017, the Company’s capital stock is represented by 600,000,000 Series “B” registered shares with a par value of $1 peso per share.

The Robinson Bours family owned 439,500,000 shares through two family trusts: the placement trust and the control trust, which collectively represented 73.25% of the Company’s total shares. The remaining 26.75% represents the floating position:

	Shareholding integration as of December 31, 2019, 2018 and 2017
	Shares (1)	Position
Familiar Trusts	439,500,000	73.25%
- Control Trust	312,000,000	52.00%
- Placement Trust	127,500,000	21.25%
Floating Position (2)	160,500,000	26.75%

(1)	All Series B shares with voting power.
(2)	Operating at the BMV and the NYSE.

Based on the information provided to the Company, as of December 31, 2019, stockholders with 1% or more interest in the Company, in addition to the family trusts, are as follows:

	Shares	Position
Renaissance Technologies LLC	7,657,200	1.28%
GBM Fondo de Inversión Total, S.A. de C.V.	7,097,646	1.18%

c)       Other comprehensive income items

i.        Foreign currency translation reserve

This concept is related to the translation of the Company’s U.S. operations from their functional currency (U.S. dollar) to the reporting currency, the Mexican peso.

ii.        Actuarial remeasurements

Actuarial remeasurements are recognized as other components of comprehensive income and are related to variations in actuarial assumptions that generate actuarial gains or losses as well as adjust the actual yields from plan assets from the net interest cost calculated over the net defined benefits liability balance. Actuarial remeasurements are presented net of income tax within other comprehensive income in the consolidated statement of changes in stockholders’ equity, the amount of these actuarial remeasurements net of taxes as of December 31, 2019, 2018 and 2017 amounts to $195,905, $120,378 and $98,938, which includes a deferred tax effect of $83,236, $50,867 and $41,679, respectively.

d)       Reserve for repurchase of shares

In 1998, the Company approved a stock repurchase plan in conformity with the Mexican Securities Trading Act and created a reserve for that purpose of $180,000 charged to retained earnings in such year.

On April 24, 2019, pursuant to a resolution at the General Ordinary Stockholders’ Meeting, an amount of $1,316,340 was approved to be used in the reserve for acquisition own shares.

The following table shows the movements of the reserve for acquisition of shares during the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
Balance as of January 1	86,928	20,000	—
(+) Total shares purchased	133,488	86,928	20,000
(-) Total shares sold	(120,020)	(20,000)	—
Balance as of December 31	100,396	86,928	20,000

The net amount of repurchase and treasury share sale transactions was of ($1,474), ($4,568) and ($1,800), during the years ended December 31, 2019, 2018 and 2017, respectively.

As of December 31, 2019, the Company has 100,396 treasury shares.

e)       Dividends

During the years ended December 31, 2019, 2018 and 2017, the Company has declared and paid the following dividends:

On April 25, 2019, the Company declared a payment of dividends in cash at nominal value of $840,000 or $1.40 pesos per outstanding share. The payment was made in two equal installments, on May 14 and July 9, 2019.

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

The Company obtains most of its revenue and net income from BSACV. For fiscal years 2019, 2018 and 2017, net income of BSACV, accounted for 63%, 63% and 63%, respectively, of consolidated net income. Dividends for which BSACV pays ISR will be credited to the Company’s CUFIN account, and accordingly, any future liabilities arising from ISR will be incurred when such amounts are distributed as dividends to the stockholders.

f)       Tax balances of stockholders’ equity

CUFIN	Balance as 2013	Balance from2014	Total
IBSA individual	$6,851,739	8,731,894	15,583,633
IBSA Consolidated	7,176,816	17,954,497	25,131,313

The restated amount as of December 31, 2019 on tax bases of the contributions made by stockholders (CUCA), totaling $3,055,601, may be refunded to them tax-free, to the extent that such amount is the same or higher than equity.

(26)	Earnings per share

The basic and diluted earnings per share for the years ended December 31, 2019, 2018 and 2017 are 5.37, $5.58 and $8.25, respectively. The calculation of earnings per share was based on income attributable to ordinary stockholders of $3,219,931, $3,349,967 and $4,948,242 for the years ended December 31, 2019, 2018 and 2017, respectively.

The average weighted number of common outstanding in 2019, 2018 and 2017 was 599,971,832, 599,980,734 and 599,997,696 shares, respectively.

The Company has no ordinary shares with potential dilutive effects.

(27)	Commitments

●	Bachoco USA, LLC has self-insurance programs for health care costs and workers’ payments. The subsidiary is liable for health care claims up to $6,612 (350 thousand dollars) each year per plan participant and workers’ payments claims up to $18,890 (1,000 thousand dollars) per event. Self-insurance costs are recorded based on the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. The provision for this concept is recorded in the accompanying consolidated statement of financial position within current liabilities amounting to $81,737 (4,327 thousand dollars), $74,766 (3,801 thousand dollars) and $98,221 (4,996 thousand dollars) as of December 31, 2019, 2018 and 2017, respectively. Likewise, the consolidated statement of comprehensive income includes expenses relating to self-insurance plans of $126,376 (6,565 thousand dollars), $139,783 (7,269 thousand dollars) and $221,644 (11,721 thousand dollars) for the years ended December 31, 2019, 2018 and 2017, respectively. The Company is required to maintain letters of credit on behalf of the subsidiary of $54,781 (2,900 thousand dollars) during 2019, $57,043 (2,900 thousand dollars) during 2018 and $57,014 (2,900 thousand dollars) during 2017, to secure self-insured workers' payments.

●	The Company has entered into grain supply agreements with third parties as part of the regular course of its operations.

●	The Company has entered into certain contracts with suppliers under which advanced payments are rendered in order to assure the supply of materials and services.

(28)	Contingencies

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

(29)	Financial income and costs
	2019	2018	2017
Interest income	$988,005	1,072,991	848,148
Income from interest in accounts receivable	3,627	4,516	8,961
Foreign exchange gain, net	—	39,323	230,532
Effects of valuation of derivative financial instruments	—	23,919	—
Financial income	991,632	1,140,749	1,087,641

Effects of valuation of derivative financial instruments	(8,029)	—	(84,094)
Foreign exchange loss, net	(272,220)	—	—
Interest expense and financial expenses on financial debt	(250,820)	(185,913)	(188,597)
Interest paid on lease	(37,797)	—	—
Commissions and other financial expenses	(41,502)	(146,255)	(67,400)
Financial costs	(610,368)	(332,168)	(340,091)
Financial income, net	$381,264	808,581	747,550

(30)	Other (expenses) income

	2019	2018	2017
Other income
Sale of scrap of biological assets, raw materials, by-products and other	$1,203,836	1,041,677	896,840
Bargain purchase gain of domestic business acquisition (note 4b)	—	—	87,496
Total other income	1,203,836	1,041,677	984,336
Other expenses
Cost of disposal of biological assets, raw materials, by-products and other	(944,848)	(737,077)	(731,110)
Other	(263,722)	(201,940)	(85,584)
Total other expenses	(1,208,570)	(939,017)	(816,694)
Total other (expenses) income, net	$(4,734)	102,660	167,642

(31)	Subsequent events

a)       Business acquisition agreement

In 2019, the Company announced that an agreement was reached to invest in the company Sonora Agropecuaria S.A. de C.V. "SASA", a pig processing and distribution company with operations in the states of Sonora and Jalisco. This agreement is expected to create synergies with the Company's real live pig business, to accelerate the growth rate and continue advancing in the process of diversifying other animal proteins. We hope to complete the process during 2020 and capture the opportunities that we have identified.

b)       COVID-19

c)        During the first quarter of 2020, an outbreak of a new coronavirus strain (COVID-19) emerged worldwide. As of the date of issuance of the consolidated financial statements, measures have been established by the federal, state and local authorities (Mexican and United States) that require the forced closure of certain activities considered non-essential (businesses, non-essential government agencies, educational sector, among others) which could negatively affect the Company's business. Although it is not possible to reliably estimate the duration or severity of the outbreak and, therefore, its financial impact on the Company, we have carried out an analysis of the possible effects of COVID 19 on the Company's operation in the following areas:

●	Impairment of non-financial assets (including goodwill) - The long-term projections have been reviewed, the basis of the calculations for a possible impairment in goodwill and intangible assets and no change in the projections has been identified that has a significant impact.
●	Inventory valuation - We have not had a deterioration in the price of chicken and eggs, and although raw material prices are estimated to increase due to the depreciation of the peso against the dollar, there will be no significant impact.
●	Provision for expected losses - The estimate for expected credit losses was reviewed and we consider that it is sufficient to support an increase in credit risk.
●	Measurement at fair value - It is estimated that there will be no losses on investments at fair value.
●	Breaches of agreements - The Company plans to fulfill its commitments to its suppliers and customers due to its solid financial position.
●	Going concern - The Company qualifies as an essential activity in the contingency period, so it continues to operate normally with full operation in its farms, plants, distribution centers, logistics, supply chain and offices, despite partially working remotely in some of its corporate locations. We have also implemented strict additional measures to guarantee the well-being of clients, suppliers and workers; as well as the quality and safety of our products.
●	Liquidity risk management - The Company has sufficient liquidity to assume its long-term commitments.
●	Insurance recoveries related to business interruptions - The Company has insurance policies to cover business continuity, however, it is not expected that they will be used because it will continue to operate during the contingency period, considering its corporate purpose as an essential activity.
●	Benefits for termination of employment relationship and contingency considerations for contractual agreements - There is no technical stoppage in operations, so labor relations will not be affected.
●	Modifications of contractual agreements - No change is anticipated as the Company continues to operate normally.
●	Income tax considerations - So far, no fiscal impact is anticipated.

In order to guarantee the safety of collaborators and business partners, controls and measures have been established in accordance with the recommendations of the World Health Organization and federal authorities. These include: the control of access to work centers by means of temperature taking checkpoints, sanitation and the compulsory use of face masks, a large part of our administrative process personnel are carrying out home office to decrease population density, restrictions applied to travel and interoperation movement to mitigate the risk of contagion, the most vulnerable personnel (pregnant, breastfeeding or people with diseases that compromise the immune system) have been sent home with full pay, and finally, our staff of occupational physicians has been increased to attend to this contingency.

At the date of issuance of the consolidated financial statements, the Company does not consider that it should substantially modify its budgets and/or financial projections or recognize significant losses in the valuation of its monetary and non-monetary assets. However, there is no guarantee that the crisis will not have an adverse effect on the Company’s financial position, results of operations or cash flows if the significant disruptions to the national and global economy continue in future periods.