Form 20-F
period 2020-12-31
Industrias Bachoco S.A.B. de C.V.
filed 2021-04-29
CIK 1044896

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by the court.

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

This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of $19.95 to USD1.00 (one U.S. dollar), the exchange rate on December 31, 2020, according to the Banco de México (the “Mexican Central Bank”).

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

STATEMENT OF PROFIT OR LOSS DATA

In millions, except per share and share amounts, for the year ended December 31,	2020	2020(5)	2019(5)	2018	2017	2016
	USD	$	$	$	$	$
Net revenues	3,448.2	68,792.0	61,655.2	61,052.1	58,050.0	52,020.3
Cost of sales	2,892.6	57,707.6	51,557.4	51,422.4	47,503.0	42,635.1
Gross profit	555.6	11,084.4	10,097.9	9,629.7	10,547.1	9,385.2
General, selling and administrative expenses	321.8	6,420.4	6,116.6	6,024.4	5,423.4	4,847.9
Other income (expenses), net	(18.2)	(362.5)	(4.7)	102.7	167.6	260.2
Operating income	215.6	4,301.5	3,976.5	3,708.0	5,291.3	4,797.6
Net finance income	44.2	882.2	381.3	808.6	747.6	797.0
Income tax	60.7	1,211.6	1,125.0	1,155.0	1,084.4	1,643.4
Profit attributable to controlling interest	197.3	3,935.7	3,219.9	3,350.0	4,948.2	3,946.6
Profit attributable to non-controlling interest	1.8	36.4	12.9	11.6	6.2	4.5
Profit for the year	199.1	3,972.1	3,232.8	3,361.6	4,954.4	3,951.2
Basic and diluted earnings per share(1)	0.3	6.56	5.37	5.58	8.25	6.58
Basic and diluted earnings per ADR(2)	3.9	78.74	64.40	67.00	98.97	78.90
Dividends per share(3)	0.1	1.320	1.400	1.420	1.300	1.300
Weighted average shares outstanding(4)	599,818	599,818	599,972	599,981	599,998	599,980

(1)	Basic and diluted earnings per share are calculated based on the weighted average number of basic and diluted shares and presented in pesos. No potentially dilutive shares exist in any of the years presented, for which reason basic and diluted earnings per share are the same.
(2)	Each ADR represents twelve shares. Earnings per ADR are presented in pesos.
(3)	Dividends per share have been computed by dividing the total amount of dividends paid by the weighted average shares outstanding and are presented in pesos.
(4)	In thousands of shares.
(5)	Our 2019 and 2020 results include the effects of the adoption of IFRS 16. For more information regarding the adoption of IFRS 16, see Note 2(f) of our Audited Consolidated Financial Statements included herein.

STATEMENT OF FINANCIAL POSITION DATA

In millions as of December 31,	2020	2020	2019	2018	2017	2016
	USD	$	$	$	$	$
Total assets	2,931.1	58,475.0	55,702.5	52,865.6	50,557.4	45,090.5
Cash and cash equivalents	866.5	17,286.4	18,662.8	17,901.8	16,112.3	14,681.2
Total liabilities	729.2	14,548.2	15,442.2	14,699.9	14,879.5	13,374.3
Short-term debt(1)	53.0	1,057.6	3,440.4	3,492.8	3,695.1	3,097.5
Long-term debt	73.2	1,460.4	1,488.2	1,554.8	1,554.0	950.4
Total stockholders’ equity	2,201.8	43,926.8	40,260.3	38,165.7	35,677.9	31,716.2
Capital stock	58.9	1,174.4	1,174.4	1,174.4	1,174.4	1,174.4

(1)	Includes notes payable to banks and current installments of long-term debt.

MARGINS

In percentage, for the years ended December 31,	2020	2019	2018	2017	2016
Gross margin	16.1%	16.4%	15.8%	18.2%	18.0%
Operating margin	6.3%	6.4%	6.1%	9.1%	9.2%
Net margin for the year	5.8%	5.2%	5.5%	8.5%	7.6%

Other Indicators

The tables set below present key indicators.

VOLUME SOLD BY OPERATING SEGMENT

In thousands of tons, as of December 31,	2020	2019	2018	2017	2016
Total sales volume:	2,296.2	2,254.8	2,206.2	2,201.4	2,122.8
Poultry	1,772.5	1,739.4	1,752.9	1,723.8	1,668.6
Others	523.7	515.4	453.3	477.6	454.2

Gross Domestic Product, Inflation Rate and CETES

The chart below includes Mexican gross domestic product (“GDP”) and inflation rate data from 2016 to 2020, and the average interest rates on 28-day Mexican treasury bills (“CETES”), as provided by the Mexican Central Bank.

Gross Domestic Product

Mexico had experienced an economic slowdown in the last couple of years. In 2020, the Mexican GDP was negative at (8.2)%, particularly as a result of the negative effects stemming from the novel coronavirus (“COVID-19”) pandemic, while for the years 2019, 2018, 2017 and 2016 was (0.1)%, 2.0%, 2.3% and 2.3%, respectively.

Interest Rates

Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 5.3%, 7.8%, 7.6%, 6.7% and 4.2% for 2020, 2019, 2018, 2017 and 2016, respectively. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flow.

Inflation Rates

The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 3.15% in 2020, 2.83% in 2019, 4.83% in 2018, 6.77% in 2017 and 3.36% in 2016, according to the Mexican Central Bank. An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the United States.

GDP, INFLATION RATE AND CETES DATA

Year	GDP	Inflation Rate	CETES
2020	-8.2%	3.15%	5.3%
2019	-0.1%	2.83%	7.8%
2018	2.0%	4.83%	7.6%
2017	2.3%	6.77%	6.7%
2016	2.3%	3.36%	4.2%

On March 31, 2021, the 28-day CETES rate was 4.08%.

Exchange Rates

As of December 31, 2020, the exchange rate for the year end published by the Mexican Central Bank was $19.95 per one U.S. dollar. On March 26, 2021, the exchange rate for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York was $20.57 per one U.S. dollar.

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

Furthermore, the Company could be adversely affected by negative economic conditions prevalent in the U.S. or other countries (including economic volatility as a result of the COVID-19 pandemic), even when economic conditions in such countries may differ significantly from economic conditions in Mexico, as investors’ reactions to developments in any of these other countries may have an adverse effect on our securities. Consequently, the market value of our securities may be adversely affected by events taking place outside of Mexico or the U.S.

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

President Joseph R. Biden was elected president of the United States in November 2020 and took office on January 20, 2021. At the moment, there is not a clear position of the new administration regarding policies concerning Mexico. Such political change and any other political or regulatory change in the U.S. regarding Mexico may affect economic conditions in Mexico and, as a result, affect our results of operations and financial condition.

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

Pandemic disease and health events, such as the outbreak of the novel strain of coronavirus infection (COVID-19) have and may continue to negatively impact economic activities in many countries, including Mexico, with consequent adverse effects on our customers and business.

First reported on December 31, 2019 in Wuhan, Hubei Province, China, the COVID-19 virus spread rapidly to other parts of China and other countries, including Mexico and the United States, growing into a global pandemic. Since the outbreak began, countries have responded by taking various measures including imposing quarantines and medical screenings, restricting travel, limiting public gatherings and suspending certain activities. These actions have and may continue to negatively impact sales operations with some or our customers.

In addition, concerns related to COVID-19 have negatively impacted global financial markets, resulting in, among others, exchange rate volatility (including the Mexican peso to U.S. dollar exchange rate) and the fall of stock prices (including the price of our stock), trends which may continue. There are other broad and continuing concerns related to the potential effects of COVID-19 on international trade (including shipping and transportation channels, supply chains and export levels), travel, employee health and productivity, securities markets, and other economic activities that may have a destabilizing effect on financial markets and economic activity. There have been and may continue to be changes in domestic and international governmental policies in response to the COVID-19 pandemic that could negatively affect our daily operations and our ability to supply our products.

In 2020, we analyzed the financial impact derived from the effects of COVID 19 on us. Because the products that we produce and the markets that we serve are considered essential, there were no significant adverse effects on our financial position and consolidated financial performance. As of the date of this annual report, we do not believe that we should substantially modify our budgets and/or financial projections or recognize significant losses in the valuation of our monetary and non-monetary assets. However, there is no guarantee that the COVID-19 pandemic will not have an adverse effect on our financial position, results of operations or cash flows if significant disruptions to the national and global economy continue into future periods. In addition, in the case of a shutdown involving Bachoco, any of our subsidiaries or our customers, we may be unable to meet the needs of our customers for an unknown period of time, which could adversely affect our business, financial condition and results of operations.

At this point, we cannot forecast the duration of the effects of COVID-19 on our business. Our future business results will be affected by the extent and duration of these conditions and the effectiveness of responsive actions that we and others take, including, the impact of vaccination programs, coverage and immunity achieved, the severity and duration of the outbreak, and the actions by national and international government authorities to contain the pandemic and minimize its impact, among other things.

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

U.S. producers may increase exports to Mexico because chicken, eggs and swine are free of import quotas to Mexico according to the USMCA. Poultry producers in the United States have developed low-cost production methods and have been successful in exporting primarily frozen and value-added poultry to other countries, especially in periods of overcapacity in the United States, a condition that could have a material adverse effect on our performance in Mexico.

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

As of the date of this report, we have not seen any material effects or changes in our contractual agreements and obligations regarding labor due to COVID-19 since we have been able to maintain the operational continuity of our business. Nonetheless, if we are unable to maintain good relations with our employees and labor union we may be faced with significant work stoppages as a result of labor problems, a condition that may affect our processes and our operating results.

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

On June 26, 2020, the Company acquired 54.8% of the voting stock of Sonora Agropecuaria, S.A. de C.V. (“SASA”), a swine processing and distributor company with operations in the Mexican States of Sonora and Jalisco. This investment is expected to benefit the “Other” segment as is expected to allow the Company to accelerate the pace of growth and continue advancing in the process of diversifying other animal proteins.

In December 2020, the Company announced that it reached an agreement to invest in the company RYC Alimentos (“RYC”), a multiprotein processor and distributor with productive operations in Puebla, Mexico. Founded in 1983, RYC is a meat processor and distributor mainly of beef, pork, and chicken with national coverage that participates in all the distribution channels with fresh and value-added products. As of the date of this Annual Report, the Company is awaiting approval of this investment from the Mexican antitrust authorities. We expect to complete the acquisition process in 2021 and thereafter capture the opportunities that we have identified.

Capital Expenditures

We finance most of our capital expenditures with resources generated by our operations.

The following is a summary of the capital expenditures incurred by the Company during the periods covered by this Annual Report with the amounts having been computed under IFRS.

In 2020, we made capital expenditures of $2,752.3, which were mainly allocated towards productivity projects, the replacement of part or our transportation fleet and other equipment across our facilities, as well as our organic growth plans.

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

In Mexico, our core business is poultry (chicken and egg products), but we also produce and sell a wide range of other products, which we refer to as “others,” including, among others, balanced feed, pet food, pork, beef and turkey value-added products, one day old breeders and chicks, as well as a laboratory that produces vaccines for the poultry industry and other similar industries.

Sales generated by these other product lines, except for balanced feed/pet food and pork sales, each on an individual basis, do not represent more than 1.0% of our total sales.

In the United States, our sole product line is almost exclusively chicken products.

Principal Markets

We operate mainly in Mexico and the U.S. We estimate that we are the biggest producer of chicken products in Mexico. Based on our internal estimates, we currently account for approximately 35.0% of the Mexican chicken production market and are the second largest producer of eggs with an estimated market share of approximately 5.3%. We currently estimate that we have approximately 3.2% market share in balanced feed products.

As noted previously, in the U.S. we produce and distribute only chicken products. Based on our internal estimates, we currently account for approximately 1.8% of the chicken production market in the U.S.

The following table sets forth, for each of the periods indicated, our net revenues by main product lines as a percentage of total net revenues, as of December 31, 2020, 2019 and 2018:

NET REVENUES BY OPERATING SEGMENTS

In millions of pesos, for the year ended December 31,	2020		2019		2018
	$	%	$	%	$	%
Net Revenues	68,792.0	100	61,655.2	100	61,052.1	100
Poultry	61,323.9	89.1	55,653.0	90.3	55,308.1	90.6
Others	7,468.1	10.9	6,002.2	9.7	5,744.0	9.4

Our poultry operating segment is our largest product line in terms of revenue. Within our poultry operating segment, our main product lines are chicken and eggs, which are described in more detail in the following paragraphs. Within our “Others” segment, our main product line is balanced feed and pork, which is also described in more detail in the following paragraphs.

Overview of the Chicken Industry in Mexico

According to the UNA, chicken products are the main source of protein consumed in Mexico.

Mexico is among the ten main chicken producers worldwide, with an estimated production of 3,593.3 thousand tons of chicken meat in 2020, and a per capita consumption of 33.1 kilograms a year in 2020, which remained the same in comparison with per capita consumption in 2019.

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

According to the USDA, Mexico is a main destination for U.S. chicken exports. Chicken imports from the U.S. have increased from 204.1 thousand tons in 2008 (when restrictions for leg quarters imports were phased out in January 2008) to approximately 494.2 thousand tons in 2020.

In particular, in 2020 total chicken imports decreased 8.4% when compared to 2019. This decrease was primarily due to the halt of products coming from Brazil as a result of the expired tariff-rate quota from Brazil in 2020.

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

SALES AND VOLUME OF CHICKEN BY CATEGORY

In 2020	Industry /volume(1)	Bachoco /volume	Bachoco /sales
Live	n/a	41%	34%
Public market	n/a	11%	11%
Rotisserie	n/a	26%	27%
Supermarket	n/a	4%	4%
Chicken parts	n/a	13%	15%
Value-added products	n/a	5%	9%

In 2019	Industry /volume(2)	Bachoco /volume	Bachoco /sales
Live	38%	39%	31%
Public market	8%	11%	11%
Rotisserie	37%	28%	29%
Supermarket	4%	4%	4%
Chicken parts	10%	13%	15%
Value-added products	3%	5%	10%

In 2018	Industry /volume(2)	Bachoco /volume	Bachoco /sales
Live	37%	40%	32%
Public market	9%	11%	11%
Rotisserie	37%	28%	29%
Supermarket	3%	4%	5%
Chicken parts	11%	12%	14%
Value-added products	3%	5%	9%

(1)	Industry information for 2020 is not available as of the date of this report.
(2)	Source: UNA.

Overview of the Chicken Industry in the U.S.

According to the USDA and the UNA, chicken is the main protein consumed in the U.S., but, unlike in Mexico, most of the chicken is sold by producers in cuts, and the cuts are mainly sold frozen and with value-added (more than 90%). This is due to a large increase in demand for the three main components of chicken: the breast, wing, and leg quarters.

The U.S. is the world’s largest producer of chicken. Its annual production is estimated at 20.2 million tons or 44.6 billion pounds in 2020. This represents a 1.5% increase over the 19.9 million tons produced in 2019, with per capita consumption among the highest worldwide, per annum, estimated at 43.7 kilograms (around 96.2 pounds).

The U.S. chicken industry is substantially consolidated and vertically integrated. Most producers of chicken use state-of-the-art technology in their processes. It is estimated that the three main chicken producers account for 53.3% of the total chicken production in the U.S.

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

There is an estimated per capita consumption of around 23.7 kilograms for 2020, a 1.7% increase when compared to 23.3 kilograms in 2019.

Mexico’s 2020 annual egg production is estimated at 2,923.3 million tons, an increase of 2.5% as compared to 2,852.8 million tons produced in 2019.

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

We estimate that we are the second largest producer of table eggs in Mexico. In 2020, we produced approximately 5.3% of the total eggs produced in Mexico measured in tons. We sell both brown and white eggs. We estimate that we are the largest producer of brown eggs in Mexico, and the largest marketer of packaged eggs with brand identification.

In 2020, 2019 and 2018, the volume sold in the table eggs category in the Mexican industry and by the Company was:

SALES AND VOLUME OF EGG BY CATEGORY

In 2020	Industry / volume(1)	Bachoco /volume	Bachoco /sales
Bulk	n/a	26%	23%
Packaged	n/a	74%	77%
Processed	n/a	0%	0%

In 2019	Industry / volume(2)	Bachoco /volume	Bachoco /sales
Bulk	77%	28%	24%
Packaged	15%	72%	76%
Processed	8%	0%	0%

In 2018	Industry / volume(2)	Bachoco /volume	Bachoco /sales
Bulk	77%	27%	27%
Packaged	15%	73%	73%
Processed	8%	0%	0%

(1)	Industry information for 2020 is not available as of the date of this report.
(2)	Source: UNA.

Overview of the Balanced Feed Market in Mexico

According to CONAFAB, Mexico is among the ten biggest producers of balanced feed worldwide.

According to CONAFAB, it is estimated that 37,925 thousand tons of balanced feed were produced in Mexico in 2020, a 4.8% increase from 36,204 thousand tons of balanced feed produced in 2019.

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

In 2020, CONAFAB estimated that the production mix between commercial and integrated was about 38.8% and 61.2%, respectively. This mix has not changed much over the last several years.

The following table sets forth, for each of the periods indicated, our net volume sold of balanced feed:

BALANCED FEED VOLUME SOLD

Thousands of tons(1)	Production	Bachoco’s Production	Estimated Market Share
2020	14,712	478	3.2%
2019	14,327	492	3.4%
2018	13,203	429	3.2%

(1)	CONAFAB estimates.

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

In Mexico, domestic crops are limited, therefore a large percentage of our raw materials are imported from the U.S. In 2020, in terms of volume, we bought approximately 22.8% of our total grain from the domestic market and the remaining 77.2% from the U.S.

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

Patents, Licenses and Other Contracts

At the end of 2020, we owned a total of 810 industrial and intellectual intangible assets as described below:

a)	645 registered brands; from them, 443 are brands registered in Mexico, 99 are brands registered outside of Mexico, and 103 are commercial media communications brands.

b)	10 patents in Mexico.

c)	155 copyrights, from them 52 are software copyrights and 103 billboards copyrights.

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

The U.S. chicken exports to Mexico have substantially increased since applicable restrictions on such imports have recently phased out. However, this development does impact the Mexican market for chicken because neither we, nor any other Mexican chicken producer, are yet able to export similar products to the U.S. Our production complex in the U.S. exports chicken products to several countries such as Mexico and Guatemala, among others, and therefore it is subject to various laws and regulations that apply in each of these countries.

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

As of the date of this Annual Report, we do not have any further information from the Mexican Ministry of Economy regarding the application of such duties to the chicken industry. We do not believe we will be subject to any anti-dumping fines and thus have not recorded any provisions in our consolidated financial information.

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

In 2020, our subsidiary BSACV accounted for 61.2% of consolidated total assets and 60.9% of total consolidated sales and our subsidiary Bachoco USA, accounted for 15.7% of consolidated total assets and 28.5% of total consolidated sales.

All of our subsidiaries are directly owned by us in the percentages listed below. The following table shows our main subsidiaries as of December 31, 2020, 2019 and 2018:

PERCENTAGE EQUITY INTEREST

Subsidiary	Country	2020	2019	2018
Aviser, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco Comercial, S.A. de C.V.	Mexico	99.99	99.99	99.99
Campi Alimentos, S.A. de C.V.	Mexico	99.99	99.99	99.99
Operadora de Servicios de Personal, S.A. de C.V.	Mexico	99.99	99.99	99.99
PEC LAB, S.A. de C.V., and subsidiary	Mexico	64.00	64.00	64.00
Secba, S.A. de C.V.	Mexico	99.99	99.99	99.99
Sepetec, S. A. de C.V.	Mexico	99.99	99.99	99.99
Servicios de Personal Administrativo, S.A. de C.V.	Mexico	99.99	99.99	99.99
Induba Pavos, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco USA, LLC. and subsidiary	U.S.	100.00	100.00	100.00
Wii kit RE LTD.	Bermuda	100.00	100.00	100.00
Proveedora La Perla S.A. de C.V.	Mexico	100.00	100.00	100.00
Sonora Agropecuaria, S.A. de C.V.	México	54.80	n.a.	n.a.

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

In June 2020, we completed our acquisition of SASA, a swine processing and distributor company with operations in the Mexican States of Sonora and Jalisco.

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

We own most of our facilities, own around 78% of our farms and lease a limited number of other farms and sales centers. We also employ a network of contract growers.

The following table indicates Bachoco’s production facilities and the number of each type of facility, both in Mexico and the U.S., as of December 31, 2020:

BACHOCO’S FACILITIES

	Number of Facilities:
Facilities	In Mexico	In The U.S.
Chicken breeding farms	124	196
Broiler grow-out farms	478	254
Broiler processing plants	7	2
Hatchery	20	2
Egg production farms	129	0
Feed mills	20	2
Further process plants	4	5
Swine breeding farms	4	0
Swine grow-out farms	23	0
Swine processing plants	2	0

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

We process around 11.5 million chickens per week and our laying farms produce around 12.5 thousand tons of commercial eggs each month.

Six of the twenty feed mill plants in Mexico, are dedicated to the production of balanced feed for sales to third parties and the remaining fourteen are dedicated mainly to internal consumption. We produce around 40 thousand tons of balanced feed per month for sale to third parties.

In our swine processing plants we process around 13,500 hogs per week.

We own other facilities, including two poultry manure-processing plants. We also own a laboratory that produces vaccines for the poultry industry, which we mainly use for internal purposes, but we also sell some vaccines to third parties.

Expansion, Construction or Issues Related to Our Facilities in Mexico

In June 2020 we acquired 54.8% of SASA capital stock, a swine processing and distributor company with operations in the states of Sonora and Jalisco, which gives us the capacity to serve both the domestic and export markets.

In 2019, we continued with our organic growth plans and productivity projects to improve our efficiency and to alleviate bottlenecks, thereby increasing production, in some of our production centers. For instance, we increased our grow-out capacity, improved our productivity and increased our hatchery capacity, and made several improvements in our processing plants. We also replaced part of our fleet in all of our business units.

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

See Note 4 of our Audited Consolidated Financial Statements for more detail.

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

Year 2020 Overview

In 2020, with the outbreak of COVID-19 pandemic, the world faced an unprecedented situation with social and macroeconomic dynamics being drastically and negatively affected. At Bachoco, we observed impacts related to our operations, customers and our people. However, we believe that we worked very diligently in adapting to the requirements of the new environment by establishing a COVID-19 Executive Committee, both in Mexico and the U.S., which met on a daily basis during 2020 to coordinate our response to the pandemic in order to mitigate risks as much as possible. This allowed us to put in place timely actions to keep running our operations in a safe manner, particularly in those processes where home office was not feasible.

Despite these challenges, our 2020 operating results were positive. These results were driven by the net effect of both external and internal conditions. In terms of external factors, which were mainly driven by COVID-19, these included:

(i)	a two-digit depreciation of the Mexican peso against the U.S. dollar on average for the year, which by the second quarter reached levels close to 20%, and significant negative impact on the costs of our main raw materials costs in peso terms (and therefore in our cost of sales),

(ii)	a weak level of demand, mainly in the second quarter, as a result of the lockdown measures taken both in Mexico and the U.S., which had a negative impact in our markets, particularly in the foodservice channel and

(iii)	low prices for animal protein in the U.S.

Despite these factors, we believe that the Mexican industry, after the second quarter, was able to quickly adapt to the new market conditions, which allowed us to get back in balance with supply in a fairly short amount of time.

Internally, we

(i)	partially offset some of the increases in cost through efficiencies in our production processes,

(ii)	focused on efficiencies related to our SG&A deployment,

(iii)	used our widespread footprint and diversified product portfolio to make adjustments in our sales mix according to new market conditions and capture better prices and

(iv)	increased the volume sold in our others segment as a result of the integration of SASA starting in June 2020.

In summary, in 2020, we analyzed the financial impact derived from the effects of COVID 19 on us. Because the products that we produce and the markets that we serve are considered essential, there were no significant adverse effects on our financial position and consolidated financial performance. As of the date of this annual report, we do not believe that we should substantially modify our budgets and/or financial projections or recognize significant losses in the valuation of our monetary and non-monetary assets. However, there is no guarantee that the COVID-19 pandemic will not have an adverse effect on our financial position, results of operations or cash flows if significant disruptions to the national and global economy continue into future periods. In addition, in the case of a shutdown involving Bachoco, any of our subsidiaries or our customers, we may be unable to meet the needs of our customers for an unknown period of time, which could adversely affect our business, financial condition and results of operations.

Macroeconomic Conditions in Mexico

In 2020 Mexican macroeconomic conditions were very challenging, as they were around the globe. The annual inflation rate was 3.15%, and the Mexican peso depreciated 11.3% on average against the U.S. dollar and 5.6% at year-end. COVID-19 impacts in the Mexican economy resulted in a negative annual GDP of 8.2% in 2020. This represents the highest decline since 1932.

According to UNA estimates, in 2020, the volume of chicken in Mexico grew by approximately 1.1%, which is below normalized levels. However, the production of eggs increased by approximately 2.5%.

Operating Performance

All figures discussed below are information for 2020, with comparative figures of 2019 and 2018 prepared in accordance with IFRS and presented in millions of pesos unless otherwise indicated. This information should be read in conjunction with our Audited Consolidated Financial Statements.

The following table sets forth selected components of our results of operations for each of the periods indicated:

STATEMENT OF PROFIT OR LOSS DATA

In millions of pesos, except per share and share amounts for the years ended December 31,	2020(5)	2019(5)	2018
	$	$	$
Net revenues	68,792.0	61,655.2	61,052.1
Cost of sales	57,707.6	51,557.4	51,422.4
Gross profit	11,084.4	10,097.9	9,629.7
General, selling and administrative expenses	6,420.4	6,116.6	6,024.4
Other income (expenses), net	(362.5)	(4.7)	102.7
Operating income	4,301.5	3,976.5	3,708.0
Net finance income	882.2	381.3	808.6
Income tax	1,211.6	1,125.0	1,155.0

Profit attributable to controlling interest	3,935.7	3,219.9	3,350.0
Profit attributable to non-controlling interest	36.4	12.9	11.6
Profit for the year	3,972.1	3,232.8	3,361.6
Basic and diluted earnings per share(1)	6.56	5.37	5.58
Basic and diluted earnings per ADR(2)	78.74	64.40	67.00
Dividends per share(3)	1.320	1.400	1.420
Weighted average shares outstanding(4)	599,818	599,972	599,981

(1)	Basic and diluted earnings per share are calculated based on the weighted average number of basic and diluted shares and presented in pesos. No potentially dilutive shares exist in any of the years presented, for which reason, basic and diluted earnings per share are the same.
(2)	Each ADR represents twelve shares. Earnings per ADR are presented in pesos.
(3)	Dividends per share have been computed by dividing the total amount of dividends paid by the weighted average shares outstanding and are presented in pesos.
(4)	In thousands of shares.
(5)	Our 2020 and 2019 results include the adoption of IFRS 16. For more information regarding the adoption of IFRS 16, see Note 2(f) of our Audited Consolidated Financial Statements included herein.

Operating Results 2020 vs 2019

The following table sets forth, for each of the periods indicated, our net revenues by main product lines as a percentage of total net revenues, in each period:

NET REVENUES BY OPERATING SEGMENTS

In millions of pesos	2020		2019		Change
	$	% sales	$	% sales	$	% sales
Net Revenues	68,792.0	100.0	61,655.2	100.0	7,136.8	11.6
Poultry	61,323.9	89.1	55,653.0	90.3	5,670.8	10.2
Others	7,468.1	10.9	6,002.2	9.7	1,465.9	24.4

NET REVENUES BY GEOGRAPHY

In millions of pesos	2020		2019		Change
	$	% sales	$	% sales	$	% sales
Net Revenues	68,792.0	100.0	61,655.2	100.0	7,136.8	11.6
In Mexico	49,303.2	71.7	44,780.2	72.6	4,523.0	10.1
In the U.S.	19,488.8	28.3	16,875.0	27.4	2,613.8	15.5

Net Revenues

In 2020, net sales totaled $68,792.0 million, $7,136.8 million or 11.6% more than the $61,655.2 million reported in the same period in 2019. The sales increase is mainly attributed to higher prices in our poultry segment and higher volume sold and prices in our Others segments.

In 2020, sales of our U.S. operations represented 28.3% of our total sales, compared with 27.4% in 2019.

The Company’s sales of poultry products increased 10.2% in 2020, mainly as a result of an 8.1% increase in poultry prices and a 2.1% increase in volume sold. The increase in prices was mainly observed in Mexico.

Sales of the “others” segment increased 24.4% mainly as a result of the integration of SASA in June 2020.

The following table sets forth a breakdown of our cost of sales for each of the periods indicated:

COST OF SALES

In millions of pesos	2020		2019		Change
	$	%/sales	$	%/sales	$	%
Cost of sales	57,707.6	83.9	51,557.4	83.6	6,150.2	11.9
Poultry	51,165.7	74.4	46,456.1	75.3	4,709.6	10.1
Others	6,541.9	9.5	5,101.3	8.3	1,440.6	28.2

Our total cost of sales increased $6,150.2 million or 11.9% in 2020, when compared to the previous year. This increase was mainly attributable to higher unit cost related to higher raw material prices in peso terms given the significant average depreciation of the peso against the U.S. dollar in 2020.

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

Besides balanced feed costs, the cost of sales includes other factors such as salaries and wages and energy costs. These two factors represented approximately 10% and 3% of our total cost of sales, respectively.

There are many other factors with much smaller contributions to the overall cost of sales. All of these secondary factors individually registered immaterial changes from 2020 to 2019.

GENERAL, SELLING AND ADMINISTRATIVE EXPENSES

In millions of pesos	2020		2019		Change
	$	%/sales	$	%/sales	$	%
Total SG&A	6,420.4	9.3	6,116.6	9.9	303.8	5.0

In 2020, general, selling and administrative expenses totaled $6,420.4 million, compared to the $6,116.6 million reported in 2019, representing an increase of $303.8 million or 5.0%. Approximately 2% of this increase was attributable to more volume sold and the remaining due to a higher unit expense. This increase was related to COVID-19 expenses in our workplaces and the consolidation of our U.S. expenses in peso terms given the significant average depreciation of the peso against the U.S. dollar in 2020.

In 2020 and 2019, our general, selling and administrative expenses represented 9.3% and 9.9% of total sales, respectively.

The main components that comprised our general, selling and administrative expenses in the past three years are the following: freight and transportation equipment expenses (about 37%), labor (about 35%) and publicity (about 4%), with no significant variation in these percentages.

OTHER (EXPENSE) INCOME NET

In millions of pesos	2020		2019		Change
	$	%/sales	$	%/sales	$	%
Other (expense) income net	(362.5)	(0.5)	(4.7)	(0.0)	(357.8)	NA

Other (expense) income includes mainly the gains and losses on sales of by-products, sales of hens, asset disposal, sales of unused fixed assets, bargain purchase gain related to the acquisition of SASA.

Other (expense) income net in 2020 is comprised of $956.0 million of other income, which is more than offset by other expenses of $1,319.4 million as compared to other income of $1,203.8 million and other expense of $1,208.6 million in 2019. These results were primarily driven by a decrease in our sales of biological asset scraps, raw materials, by-products and an increase in other expenses, mainly due to non-recurring COVID-19 expenses not applicable to SG&A, as described in Note 2e of our Audit Consolidated Financial Statements.

OPERATING INCOME

In millions of pesos	2020		2019		Change
	$	%/sales	$	%/sales	$	%
Operating income	4,301.5	6.3	3,976.5	6.4	325.0	8.2

Operating income in 2020 totaled $4,301.5 million, an increase compared to the operating income of $3,976.5 million reached in 2019. The increase in operating income is mainly due to higher prices in Poultry and higher volume sold in Others, as described above.

The operating margin in 2020 and 2019 was 6.3% and 6.4%, respectively.

NET FINANCE INCOME

	For the year ended December 31,				Change
In millions of pesos	2020		2019		$	%
	$	% over sales	$	% over sales
Net finance income	882.2	1.3%	381.3	0.6%	500.9	131.4
Financial income	1,173.5		991.6		181.9	18.3
Financial expense	291.3		610.4		(319.1)	(52.3)

In 2020, we reported net financial income of $882.2, compared to net financial income of $381.3 million in 2019. This increase was mainly due to higher financial income driven by our foreign currency exchange gains, given that part of our cash position is denominated in U.S. dollars and the Mexican peso depreciated significantly in 2020 as compared to the U.S. dollar.

Financial income of $1,173.5 million in 2020 was mainly attributable to a $699.0 million of interest income and $467.5 million in foreign currency exchange gain. This financial income was partially offset by financial expense of $291.3 million, which was mainly driven by $212.8 million in interest expense and interest paid on leases and $78.2 million in commissions and other financial expenses.

For more details, see Note 29 to our Audited Consolidated Financial Statements.

TOTAL INCOME TAX

The following table sets forth our tax position for each of the periods indicated and is described in more detail in Note 21 to our Audited Consolidated Financial Statements included herein:

	For the year ended December 31,
In millions of pesos	2020	2019	Change
	$	$	$	%
Total income taxes (benefit) expense	1,211.6	1,125.0	86.6	7.7
Current income tax	1,321.0	1,064.3	256.7	24.1
Deferred income tax	(109.4)	60.7	(170.1)	(280.3)

In 2020, total income tax expense was $1,211.6 million, compared to income tax expense of $1,125.0 million in 2019. This increase was mainly attributable to a $256.7 million increase in current income tax, which in turn was primarily due to an increase in our operating income in 2020, partially offset by a $170.1 million decrease in deferred income taxes, which in turn was primarily due to favorable deferred income taxes in our U.S. operations.

The effective income tax rate was 23.0% in 2020 and 26.0% in 2019.

PROFIT FOR THE YEAR

The following table sets forth our profit for the year for each of the periods indicated:

	For the years ended December 31,
In millions of pesos, except per share amounts	2020	2019	Change
	$	$	$	%
Profit for the year attributable to:	3,972.1	3,232.8	739.3	22.9
Controlling interest	3,935.7	3,219.9	715.7	22.2
Non-controlling interest	36.4	12.9	23.5	182.4
Basic and diluted earnings per share(1)	6.56	5.37	1.19	22.26
Net income per ADR(1)	78.74	64.40	14.34	22.26

(1)	In pesos.

As a result of the factors detailed above, our net income for 2020 totaled $3,972.1 million, or $6.56 per basic and diluted share ($78.74 per ADR), which represents a $739.3 million or 22.9% increase compared to the $3,232.8 in net income or $5.37 per basic and diluted share ($64.40 per ADR) reported in 2019.

Our consolidated net margin in 2020 was 5.8% compared to a consolidated net margin of 5.2% in 2019.

EBITDA RESULT

The following table shows reconciliation of EBITDA and EBITDA margin to consolidated net income for each of the periods indicated.

	For the years ended December 31,
In millions of pesos	2020	2019	Change
	$	$	$	%
Net income	3,972.1	3,232.8	739.3	22.9
Income tax expense	1,211.6	1,125.0	86.6	7.7
Net finance income	(882.2)	(381.3)	(500.9)	131.4
Depreciation and amortization	1,735.1	1,286.4	448.7	34.9
EBITDA result	6,036.7	5,263.0	773.7	14.7
EBITDA margin (%)	8.8%	8.5%	-	-

EBITDA result in 2020 and 2019 reached $6,036.7 and $5,263.0 million, respectively, representing an EBITDA margin of 8.8% and 8.5%, respectively.

Operating Results 2019 vs 2018

Information about our operating results for the fiscal year ended December 31, 2019 compared with the fiscal year ended December 31, 2018 is included in Item 5 of our 2019 Annual Report on Form 20-F, which is available via the SEC’s website at www.sec.gov and our website at https://corporativo.bachoco.com.mx/inversionistas/

Critical Tax and Accounting Policies

The following information is a summary of the fiscal and accounting policies that could materially affect the Company’s operations or investments.

Income Tax Year 2020

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

Recently Adopted and New Accounting Pronouncements

Amendment to IFRS 16

In May 2020, the IASB issued the amendment to IFRS 16, COVID-19 Related Rent Concessions that provides practical resources for tenant rental concessions that occurred as a direct consequence of COVID-19, thus introducing a practical expedient. for IFRS 16. The practical expedient allows a tenant the choice to assess whether a COVID-19 related rental concession is a lease modification. The lessee making this choice must account for any change in rent payments resulting from the COVID-19 rental concession applying IFRS 16 as if the change were not a modification to the lease.

The practical expedient applies only to rental concessions that occur as a direct consequence related to COVID-19 and only if the following conditions are met:

•	The change in lease payments results in a consideration that is substantially the same as, or less than, the lease consideration immediately prior to the change.

•	Any reduction in lease payments only affects payments due on or before June 30, 2021 (a rental concession meets this condition if it results in a reduction in payments before June 30, 2021 or increases payments of lease after June 30, 2021); and

•	There is no substantive change in any other clause or condition of the lease.

We have not applied these amendments to IFRS 16 because it did not have any applicable rental concessions.

Amendments to the Reference to the Conceptual Framework in IFRS

We have adopted the amendments included in Amendments to the Reference to the Conceptual Framework in IFRS for the first time this year. The amendments include derivative amendments to the affected standards that now refer to the new Conceptual Framework. Not all amendments, however, update such pronouncements with respect to Conceptual Framework references and phrases that refer to the revised Conceptual Framework. Some pronouncements are only updated to indicate which version of the Conceptual Framework they refer to (the IASC Conceptual Framework adopted by the IASB in 2001, the IASB Conceptual Framework of 2010, or the new and revised Conceptual Framework of 2018) or to indicate the definitions of the standards that have not been updated with the new definitions developed in the revised Conceptual Framework.

The standards that have had modifications are IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC-32.

The adoption of these amendments had no impact on our Audited Consolidated Financial Statements.

New IFRS issued but not yet effective

The Company has not applied the following new and revised IFRS that have been issued but are not yet effective.

- IFRS 17 - IFRS 10 and IAS 28 (amendments) - Amendments to IAS 1 - Amendments to IFRS 3 - Amendments to IAS 16 - Amendments to IAS 37 - Annual improvements to IFRS 2018-2020 cycle

-   Insurance Contracts

-   Sale or contribution of assets between an investor and its associate or joint venture

-   Classification of liabilities as current or non-current

-   Definition of a business

-   Property, Plant and Equipment - before being used

-   Onerous contracts - costs of fulfilling a contract

- Amendments to IFRS 1 First adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases and IAS 41 Agriculture

See Note 2(f) of our Audited Consolidated Financial Statements for more details.

B.            Liquidity and Capital Resources

We are a holding company with no significant operations of our own, and we receive dividends from our operating subsidiaries from time to time. Our principal sources of liquidity are:

-	The sales of our products through our subsidiaries in the Mexican and U.S. markets;

-	Credit lines we use from time to time; as of December 31, 2020 and 2019, the unused credit lines of the Company totaled $6,919.6 million and $3,326.0 million, respectively. The Company did not pay any commission or charge for the unused credits.

-	The current Mexican bond issuance program available until August 2022. For more details, please refer to Item 12 (“Description of Securities Other than Equity Securities”) of this Annual Report.

Liquidity and Capital Resources 2020 vs 2019

TOTAL CASH, CASH EQUIVALENTS, INVESTMENT IN SECURITIES AND DERIVATIVES FINANCIAL INSTRUMENTS

	As of December 31,
In millions of pesos	2020	2019	Change
	$	$	$	%
Total cash, cash equivalents, and investment in securities and derivative financial instruments	19,242.3	19,182.7	59.6	0.3
Cash and cash equivalents	17,286.3	18,662.7	(1,376.4)	(7.3)
Investment in securities	1,956.0	502.0	1,454.0	(289.6)
Derivative financial instruments	0.0	18.0	(18.0)	(100)

In 2020, cash and cash equivalents, and investments in securities at fair value through profit or loss totaled $19,242.3 million, $59.6 million or 0.3% more than the $19,182.7 million recorded in 2019, mainly due to a positive effect on our foreign exchange valuation as part of our cash position is in U.S. dollars as explained before. Of this total amount, $0.8 million corresponded to cash and cash equivalents in our U.S. operations.

ACCOUNTS RECEIVABLE

	As of December 31,
In millions of pesos	2020	2019	Change
	$	$	$	%
Total accounts receivable	4,366.0	3,867.1	498.9	12.9

In 2020 accounts receivable increased $498.9 million, or 12.9%, when compared to 2019. This is mainly due to increases of $315.7 million in recoverable value-added tax and $176.4 million in trade receivables.

For more detail, please see Note 9 of the Audited Consolidated Financial Statements.

ACCOUNTS PAYABLE

	As of December 31,
In millions of pesos	2020	2019	Change
	$	$	$	%
Total accounts payable	5,753.1	5,158.8	594.3	11.5

In 2020, accounts payable increased $594.3 million or 11.5% when compared to 2019. This increase is mainly due to a $544.0 million increase in trade payables and an increase of $99.9 million in retained payroll taxes and other local taxes, partially offset by a decrease of $24.6 million in statutory employee profit sharing and a decrease of $17.5 million in interest payable.

For more detail, please see Note 19 of the Audited Consolidated Financial Statements.

TOTAL DEBT

	As of December 31,
In millions of pesos	2020	2019	Change
	$	$	$	%
Total debt	2,518.0	4,928.6	(2,410.6)	(48.9)
Short-term debt (1)	1,057.6	3,440.4	(2,382.8)	(69.2)
Long-term debt (2)	-	-
Short-term debt (Local bond issue)
Long-term debt (Local bond issue)	1,460.4	1,488.2	(27.8)	(1.8)

(1)	Includes notes payable to banks and current portion of long-term debt.

(2)	Does not include current installments of long-term debt.

As of December 31, 2020, total debt was $2,518.0 million, a decrease of $2,410.6 million or 48.9% when compared to $4,928.6 million of total debt as of December 31, 2019. This decrease was mainly due to a significant portion of our U.S. dollar denominated debt becoming due in 2020.

Our long-term debt consists of a Mexican bond issuance of $1,500.0 million in the third quarter of 2017, due in 2022. This bond accrues interest at the reference rate of 28-day TIIE (“Equilibrium Interbank Interest Rate”), plus accruing interest at TIIE + 0.31%. The funds obtained were primarily used for liability management purposes as we used the proceeds to repay the bonds we issued in 2012, due in 2017.

For details of maturity of our debt and the prevailing interest rates, see Note 18 of our Audited Consolidated Financial Statements.

WORKING CAPITAL

In millions of pesos	2020	2019	Change
	$	$	$	%
Working Capital	24,406.2	22,189.1	2,217.1	9.9
Total current assets	32,586.0	31,097.2	1,488.8	4.7
Total current liabilities	8,179.8	8,908.1	(728.3)	(8.1)

The working capital in the table above was calculated as current assets minus current liabilities.

In 2020, our working capital increased $2,217.1 million or 9.9% when compared to year 2019, due primarily to increases in our inventories, accounts receivable, accounts payable and income tax payable as well as a decrease in short-term debt.

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

Liquidity and Capital Resources 2019 vs 2018

Information about our liquidity and capital resources for the fiscal year ended December 31, 2019 compared with the fiscal year ended December 31, 2018 is included in Item 5 of our 2019 Annual Report on Form 20-F, which is available via the SEC’s website at www.sec.gov and our website at https://corporativo.bachoco.com.mx/inversionistas.

CAPITAL EXPENDITURES

In millions of pesos, for the years ended December 31,	2020	2019	2018
	$	$	$
Capital Expenditures	2,752.3	2,069.3	1,982.6

Most of the capital investments in the past years were financed with cash flows generated from our own operations.

In 2020, we made capital expenditures of $2,752.3, an increase when compared to the $2,069.3 million spent in 2019. Capital expenditures made in 2020 were mainly allocated towards productivity projects, the replacement of part or our transportation fleet and other equipment across our facilities, as well as our organic growth plans.

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

See Note 14 of our Audited Consolidated Financial Statements for more details.

LEASES

In millions of pesos, for the years ended December 31,	2020(1)	2019(1)	2018
	$	$	$
Lease expense	119.1	96.8	453.2

(1)	Our 2020 and 2019 results include the effects of adoption of IFRS 16. For more information regarding the adoption of IFRS 16, see Notes 23 and 24 of our Audited Consolidated Financial Statements included herein.

Lease expense in 2020 and 2019 includes contracts classified as low value or those with terms of less than twelve months. Leasing expense in 2018 includes everything previously classified as operating leases under IAS 17 - Leases, which was replaced by IFRS 16 Leases.

During 2020, 2019 and 2018, we entered into leases for certain offices, production sites, computer equipment and vehicles. These agreements have terms ranging between one and five years and some of them contain renewal options.

As of December 31, 2020, under IFRS 16, total lease liabilities were $719.7 million; comprised of current lease liabilities of $279.0 million and long term lease liabilities of $440.7 million.

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

As part of our normal operations, we purchase financial derivative instruments in order to ensure greater certainty for our purchases in U.S. dollars. We plan based on a six-month period into the future and, depending on the expected uncertainty for that period, decide if it is economically advisable to purchase or sell any hedging instrument.

We have followed different strategies with respect to derivatives that involved call and put options in U.S. dollars. Our risk committee approves any change in policies and reviews the application of current policies.

See Note 8 to our Audited Consolidated Financial Statements for more information.

DEBT IN FOREIGN CURRENCY 2020 vs 2019

	As of December 31,
	2020	2019	Change
In millions of pesos	$	$	$	%
Short-term financial debt liabilities in foreign currency(1)	778.1	2,831.2	(2,053.1)	(72.5)

(1)	The foreign currency is U.S. dollars.

In 2020, our bank debt denominated in U.S. dollars totaled $778.1 million pesos (equivalent to $39.0 million USD), $2,053.1 million pesos, or 72.5% less than the $2,831.2 million pesos (equivalent to $149.9 million USD) of bank debt denominated in U.S. dollars in 2019. The short-term bank debt denominated in U.S. dollars had an annual average interest rate of 1.61% in 2020 and 2.36% in 2019.

The Company’s risk committee approves any change in policies and reviews the application of current policies.

At the end of 2020, we had assets denominated in U.S. dollars of $11,360.2 million pesos and liabilities of $3,048.0 million pesos, resulting in a net position of $8,312.2 million pesos (or $416.7 million USD).

For more details, see Note 8 and Note 18 to our Audited Consolidated Financial Statements.

DEBT IN FOREIGN CURRENCY 2019 vs 2018

Information about our debt in foreign currency for the fiscal year ended December 31, 2019 compared with the fiscal year ended December 31, 2018 is included in Item 5 of our 2019 Annual Report on Form 20-F, which is available via the SEC’s website at www.sec.gov and our website at https://corporativo.bachoco.com.mx/inversionistas.

C.          Research and Development, Patents and Licenses, etc.

None.

D.          Trend Information

The most significant trends that might have a negative impact on the Company’s operating performance are the following:

–	Despite the stability we have observed in the prices of our main raw material prices in U.S. dollar terms, particularly in the first half of 2020, we may see future volatility in prices depending on the market for crops in Mexico and the U.S and volatility in exchanges rates, mainly as a result of continuing uncertain conditions linked to the COVID-19 pandemic.

–	We might be affected by more aggressive competition from our peers in the markets in which we operate.

–	We may also be negatively affected by any poultry sanitary issues that may arise in regions where our production centers are located, which may affect our production volumes and production costs.

–	Finally, Mexico may continue to see adverse macroeconomic effects and volatility as a result of the COVID-19 pandemic, as observed in 2020 when GDP contracted by 8.2%. The outbreak of COVID-19 has negatively impacted the global financial markets, resulting in, among others, exchange rate volatility (including the Mexican peso to U.S. dollar exchange rate) and the fall of stock prices (including the price of our stock), trends which may continue. There are other broad and continuing concerns related to the potential effects of COVID-19 on international trade (including shipping and transportation channels, supply chains and export levels), travel, employee health and productivity, securities markets, and other economic activities that may have a destabilizing effect on financial markets and economic activity. There have been and may continue to be changes in domestic and international governmental policies in response to the COVID-19 pandemic that could negatively affect our daily operations and our ability to supply our products. These uncertainties and volatility may continue as countries begin to vaccinate their citizens in 2021. In 2020, we analyzed the financial impact derived from the effects of COVID 19 on us. Because the products that we produce and the markets that we serve are considered essential, there were no significant adverse effects on our financial position and consolidated financial performance. As of the date of this annual report, we do not believe that we should substantially modify our budgets and/or financial projections or recognize significant losses in the valuation of our monetary and non-monetary assets. However, there is no guarantee that the COVID-19 pandemic will not have an adverse effect on our financial position, results of operations or cash flows if significant disruptions to the national and global economy continue into future periods. In addition, in the case of a shutdown involving Bachoco, any of our subsidiaries or our customers, we may be unable to meet the needs of our customers for an unknown period of time, which could adversely affect our business, financial condition and results of operations.

E.          Off-Balance Sheet Arrangements

In 2020, we do not have off-balance sheet arrangements that might have current or future effects on the Company’s financial condition.

F.          Tabular Disclosure of Contractual Obligations

Our major categories of indebtedness included the following:

–	As of December 31, 2020 and 2019, we had $0.0 million in current portion of long-term debt, respectively.

–	Long-term debt to banks, excluding the current installments of long-term debt, as of December 31, 2020 and 2019 were $1,460.4 million and $1,488.2 million, respectively.

–	The weighted average interest rates on long-term debt, for years 2020 and 2019 were 6.49% and 8.53%, respectively.

See Note 18 of our Audited Consolidated Financial Statements for more detail.

The Company has certain leases related to operating assets, including farms and administrative offices. The following table summarizes the Company´s contractual obligations as of December 31, 2020. The table does not include current installments of long-term debt, accounts payable or pension liabilities.

CONTRACTUAL OBLIGATIONS

In millions of pesos	Total	2020	2021	2022	2023	2024
		$	$	$	$	$
Long-term debt(1)	1,460.4			1,460.4
Leases(2)	440.7		184.4	137.7	57.8	60.8

(1)	See Note 18(c) of the Audited Consolidated Financial Statements for more detail.
(2)	See Note 24 of the Audited Consolidated Financial Statements for more detail.

The following table sets forth the maturity amounts of interest to be paid in connection with the long-term debt described above. These figures do not include lease interest expense.

INTEREST

In millions of pesos	Total	Less than 1 year	From 1 To 3 years	From 3 to 5 years
Interest	$130.0	$85.3	$44.6	$

G.          Safe Harbor

Not applicable.

Item 6.	Directors, Senior Management and Employees

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

At our annual stockholders’ meeting held on April 22, 2020, we ratified the membership of our Board of Directors.

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

Honorary Members of the Board

Enrique Robinson Bours Almada and Mario Javier Robinson Bours Almada were co-founders of the Company and Honorary members of the board. Both passed away in 2020.

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

Guillermo Pineda Cruz, Alternate Director of Jesus Enrique Robinson Bours and Mr. Arturo Bours Griffith since 1994. Mr. Pineda holds a degree in Civil Engineering from the ITESM and a master’s degree in Business Administration from the Instituto Tecnologico de Sonora. He was also a member of the Board of Directors of Citibanamex and was a regional member of the Board of Directors of Grupo Financiero Serfin, Inverlat and InverMexico. He co-founded Edificadora PiBo, S.A. de C.V. since 1983 and is currently the Chairman of its Board of Directors.

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

David Gastelum Cazares, Independent Director and has been a member of the board since the annual general meeting held on April 27, 2016. Mr. Gastelum holds a degree in Veterinary Medicine from the school of Veterinary Medicine of the Universidad Nacional Autonoma de Mexico (“UNAM”) and is also a graduate of the Instituto Panamericano de Alta Dirección de Empresas (“IPADE”). He joined our company in 1979 and served as a pullet sales manager in the states of Sonora and Sinaloa, national sales manager of live animals and eggs, manager of the Northwest Division, manager of the Mexico City Division and National Sales Manager. He assumed the Director of Sales position from 1992 to 2013. For several years, he was the vice-president of poultry meat at the Mexican Poultry Association and a member of the Latin American Poultry Association (ALA). From 2014 to 2016 he was the General Director of Monteblanco, a company that produces and sells mushrooms. In 2016, he took the course of Directors in Action in IPADE in Mexico City. Mr. Gastelum is also member of the board of directors of the Unión Nacional de Avicultores (UNA). In 2017, he was recognized at the Annual convention of the National Association of Poultry Science Specialists (ANECA). From 2017 to 2020, he was named as an Independent Director and Chairman of the Administration and Planning Committee of the Group “Frío” in Guadalajara, Mexico. In April of 2018 he joined the board of directors of Universal Wipes, dedicated to the production and commercialization of wet wipes. From 2019 to 2020, he joined the board of directors of “Podologia Integral,” a company dedicated to foot health. In 2020 he joined the board of directors of “Grupo Rubio”, a cattle company.

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

Executive Officers

EXECUTIVE OFFICERS

Name	Position	Year of Birth
Rodolfo Ramos Arvizu	Chief Executive Officer	1957
Drew McGee	Chief Executive Officer, U.S. Operations	1962
Ernesto Salmon Castelo	Director of Mexico Operations	1962
Andres Morales Astiazaran	Director of Sales	1968
Daniel Salazar Ferrer	Chief Financial Officer	1964
Alejandro Elias Calles Gutierrez	Director of Purchasing	1956
Arturo Garcia Sanchez	Director of Human Resources	1975

EXCECUTIVE OFFICERS THAT HAVE LEFT THE COMPANY, OR CHANGED POSITIONS IN THE LAST 12-MONTHS

Ismael Sanchez Moreno, Human Resources Director, left the company in 2020. The responsibilities of this position currently are being carried out by Arturo Garcia Sanchez.

Trent Goins, Chief Executive Officer, U.S. Operations, left the company in 2020. The responsibilities of this position currently are being carried out by Drew McGee.

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

Drew McGee joined OK Foods in February 2021 as Chief Executive Officer, U.S. Operations. Mr McGee is a 40-year veteran in the poultry industry and has worked in Sales/Marketing and Plant/Live Operations. He started his career with Hudson Foods in 1980 for over 18 years and has worked for Conagra Poultry, Pilgrim’s Pride and Ozark Mountain Poultry. He was Senior Vice President of fresh Poultry for Tyson Foods for over 10 years and President of Poultry/Prepared Foods for Simmons foods.

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

Arturo Garcia Sanchez, Director of Human Resources, joined Bachoco and assumed his current position in October 2020. Previously, Mr. Garcia worked for HEINEKEN México as HR Director, Afore InverCap as VP Talent, Technology and Sustainability and CEMEX as diverse corporate Manager of Human Resources. Mr. García has a degree in Electronic Systems Engineering from ITESM and a master’s degree in Business Leadership Management from DUXX.

B.          Compensation

The table below sets forth the aggregate compensation paid to our directors and executive officers, for services they rendered in their respective capacities, for the years ended December 31, 2020, 2019 and 2018.

TOTAL COMPENSATION

	As of December 31,
	2020	2019	2018
In millions of pesos	$	$	$
Compensation, net (in million pesos)	57.4	52.6	61.2

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

In 2020, around 59.2% of our employees in Mexico were members of labor unions in our operations. As of March 2021 and the date of this Annual Report, labor relations with our employees in Mexico are governed by 61 separate collective labor agreements, each relating to a different group of employees and negotiated on behalf of each such group by a different labor union.

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

WORKFORCE

	2020	2019	2018	2017	2016
Total employees:	29,780	28,218	27,597	27,397	25,725
In Mexico	25,777	23,861	23,315	23,305	22,340
In the U.S.	4,003	4,357	4,282	4,092	3,385

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

According to our Depositary Bank, as of March 31, 2021, we had 2,862,975 ADRs outstanding on the NYSE, which represent 5.7% over the total shares and 21.4% over the free float.

ADRs Outstanding

As of December 31,	2020	2019	2018
Total ADRs Outstanding	3,208,945	3,678,845	3,765,143
Percentage Over Total Shares	6.4	7.4	7.5

We estimate that the difference between total shares outstanding at the NYSE and the total free float represents the shares trading at the Mexican Stock Exchange.

According to information providing by BNY Mellon, as of December 31, 2020 and March 31, 2021, from the 100.0% of the total Shares of the Company, there were approximately 39 shareholders in the NYSE.

According to the most recent information provided by broker dealers at the date of our 2020 Bachoco’s stockholders Annual meeting, we estimated that there are 1,272 Shareholders on the BMV.

The following table sets forth the Company’s main shareholders, which held 1.0% or more of the total shares of the Company, as of December 31, 2020.

	Shares(1)	Position	Country
Control Trust	312,000,000	52.00%	Mexico
Underwriting Trust	127,500,000	21.25%	Mexico
Renaissance Technologies LLC	8,058,540	1.34%	EEUU
GBM Fondo de Inversión Total, S.A. de C.V.	7,336,703	1.22%	Mexico

(1)	All shares B Class with full voting rights.

As of March 31, 2021 there have been no significant changes in the composition of the Company’s main shareholders.

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

In 2020, neither we nor our subsidiaries have loaned any money to any of our directors or officers, controlling shareholders or entities controlled by these parties.

REVENUES FROM RELATED PARTY TRANSACTIONS

	As of December 31,
In millions of Pesos	2020	2019	2018
	$	$	$
Feed and packaging materials	128.7	188.9	8.8

EXPENSES INCURRED IN RELATED PARTY TRANSACTIONS

	As of December 31,
In millions of Pesos	2020	2019	2018
	$	$	$
Feed and packaging materials	582.0	755.9	788.9
Vehicles and related equipment	227.6	333.5	94.9
Air transportation services	0.0	25.0	8.4

BALANCES WITH RELATED PARTIES

Balance of Revenues with Related Parties

	As of December 31,
In millions of Pesos	2020	2019	2018
	$	$	$
Feed and packaging materials	0.7	13.7	0.1

Balance of Accounts Payable with Related Parties

	As of December 31,
In millions of Pesos	2020	2019	2018
	$	$	$
Feed and packaging materials	71.0	71.6	137.6
Vehicles and related equipment	9.8	4.8	9.9
Air transportation services	0.0	0.3	0.0

As of December 31, 2020, 2019 and 2018, the balances due to related parties are the balances owed denominated in pesos, which do not accrue interest, payable in cash in the short-term, for which there are no guarantees.

See Note 20 to our Audited Consolidated Financial Statements for more detail regarding income and expenses incurred in connection with related party transactions.

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

The Auditors

On September 3, 2013, we announced that the Company’s Board of Directors, as per the Audit Committee’s recommendation, approved the selection of Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu Limited (“Deloitte”) as the Company’s independent registered public accounting firm, effective as of September 30, 2013. Deloitte was ratified as the Company’s external auditor for the 2020, 2019, 2018, 2017 and 2016 fiscal years and remains our external auditor as of the date of this Annual Report.

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

DIVIDENDS

	As of December 31,
	2020	2019	2018
Total dividends declared (in million pesos)	791.7	840.0	852.0
Dividend declared per share (in pesos)	1.32	1.40	1.42
Dividends declared per ADR (in pesos)	15.84	16.8	17.0

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

As of March 31, 2021, there were 2,862,975 ADRs outstanding at the NYSE. They represented 5.7% of the total shares of the Company or 21.4% of the free float.

Based on these figures, we can assume that the remaining 78.6% of the free float is trading at the Mexican Stock Exchange.

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

In 2020 we recognized net foreign exchange gains of $467.5 million; in 2019 we recognized net foreign exchange loss of $272.2 million and in 2018 we recognized net foreign exchange gains of $39.3 million.

As of December 31, 2019, a hypothetical increase of 15% in the exchange rate would have resulted in an increase in the foreign currency position of $506.7 million, which represents a gain from foreign currency exchange rates. On the other hand, a decrease of 15% in the exchange rate would have resulted in a decrease in our foreign currency position of $1,405.5 million, which represents a loss from foreign currency exchange rates.

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

As of December 31, 2020, we had borrowings of approximately $2,518.0 million pursuant to variable rate debt instruments, representing approximately 4.3% of our total assets.

Based on our debt position on December 31, 2020, we estimate that a hypothetical increase in the interest rate of 50 basis points would increase our interest expense by $13.4 million, negatively impacting our net income by the same. Whereas, we estimate that a hypothetical decrease in the interest rate of 50 basis points would decrease our interest expense by $13.4 million, positively impacting our net income by the same.

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

Based on our results for 2020, we estimate that a hypothetical increase in the price of corn bushel and short-ton of soybean meal of 15% would decrease the loss in our overall derivative position instruments to $87.7 million, positively affecting our results. Whereas, we estimate that a hypothetical decrease in the price of corn bushel and short-ton soybean meal of 15% would decrease the loss in our overall derivative position instruments to $12.5 million, positively affecting our results.

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

Pursuant to our letter agreement with our Depositary, in 2014 we did not receive any such payment because we renegotiated our contract with BNY Mellon in August 2014 and were not be able to request this benefit until one year from the contract renewal date. In 2019 and 2018 we received a payment of US$70,000.00 (less fees) each, as payment for expenses we incurred related to the maintenance of our ADR program, including investor relations expenses and exchange application and listing fees.

Please refer to Exhibit 2.1 to this Annual Report for the remaining information relating to our American Depositary Shares required by Item 12 of Form 20-F.

Part II

Item 13.	Default, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, as of December 31, 2020, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance, that information required to be disclosed in the reports we file and submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the design and effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making this assessment, management uses the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its 2013 Internal Control—Integrated Framework.

Based on this assessment, management concluded that, as of December 31, 2020, the Company’s internal control over financial reporting is effective based on such criteria.

However, our management’s assessment and conclusion on the effectiveness of our internal control over financial reporting as of December 31, 2020 excludes, in accordance with applicable guidance provided by the SEC, an assessment on the internal control over financial reporting of Sonora Agropecuaria, S.A. de C.V. (“SASA”) which we acquired in June, 2020, and whose financial statements constitute approximately 2% of our total assets, 3% of our revenue and 1% of our net income as set forth in our consolidated financial statements as of and for the year ended December 31, 2020.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm to the Stockholders and the Board of Directors of Industrias Bachoco, S.A.B. de C.V.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Industrias Bachoco, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated April 29, 2021, expressed an unqualified opinion on those financial statements.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Sonora Agropecuaria, S.A. (”SASA”), which was acquired in June, 2020, and whose financial statements constitute approximately 2% of total assets of the consolidated financial statement amounts, 3% of revenue and 1% of net income as of and for the year ended December 31, 2020. Accordingly, our audit did not include the internal control over financial reporting at SASA.

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

/s/ L.C.C. Alberto Del Castillo Velasco Vilchis
L.C.C. Alberto Del Castillo Velasco Vilchis
Mexico City, Mexico
April 29, 2021

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

Audit and Non-Audit Fees

The following table sets forth the fees billed by Deloitte, our independent registered public accounting firm, and paid by us. All amounts are in nominal millions of pesos, no taxes are included.

AUDIT FEES OF DELOITTE

	As of December 31,
In millions of pesos	2020	2019
Total Fees:	$9.8	$11.7
Audit fees	9.8	9.7
Audit related fees
Other	-	1.9

In 2019, Deloitte’s other fees in the table above were fees related to a diagnostic of a “shared service center” for our company.

In addition to the fees for professional services paid listed in the table above, we reimbursed Deloitte for out-of-pocket expenses they incurred in connection with the performance of their audit, such as lodging and other travel related expenses of $1.0 million and $1.1 million in 2020 and 2019, respectively.

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

The table set below sets forth the information regarding the purchase plan approved by the Board of Directors in the three recent fiscal years.

REPURCHASE PLAN APPROVED

Year	Announced date	Expiration date	Amount	Estimate number of shares that may be purchase under the plan
2020	April 22, 2020	April 27, 2021	$1,260,000,000	18,000,000	(1)
2019	April 24, 2019	April 21, 2020	$1,316,340,000	18,000,000
2018	April 25, 2018	April 23, 2019	$568,500,000	12,000,000

(1)	The amount includes current shares in the repurchase plan.

The table below sets forth information about the repurchase of our shares on the BMV:

REPURCHASE OF SHARES IN 2020

Monthly operation of the repurchase plan in 2020	Total number of shares purchased	Average price paid per share (in pesos)	Total number of shares purchase as part of the publicly announced plan	Estimate maximum number of shares that may yet be purchased under the plan
Opening balance	100,396	$80.03	100,396	17,899,604
January	0	0.00	0	17,899,604
February	117,931	70.28	117,931	17,781,673
March	20,000	66.32	20,000	17,761,673
April	0	0.00	0	17,761,673
May	0	0.00	0	17,761,673
June	0	0.00	0	17,761,673
July	0	0.00	0	17,761,673
August	0	0.00	0	17,761,673
September	0	0.00	0	17,761,673
October	4,414	65.36	4,414	17,757,259
November	70,515	65.22	70,515	17,686,744
December	0	0.00	0	17,686,744
Total 2020	313,256	71.94	313,256	17,686,744

REPURCHASED OF SHARES IN 2021

Monthly operation of the repurchase plan in 2021	Total number of shares purchased	Average price paid per share (in pesos)	Total number of shares purchased as part of the publicly announced plan	Estimate maximum number of shares that may yet be purchased under the plan
Opening balance	152,768	$68.13	152,768	17,847,232
January 2021	11,204	69.14	11,204	17,836,028
February 2021			-	17,836,028
March 2021	195,613	68.80	195,613	17,640,415
Total as of March 31, 2021:	359,585	68.52	359,585	17,640,415

REPURCHASE PLAN BALANCE

Number of Shares
Total shares in the repurchase plan as of December 31, 2019	100,396
(+) Total shares purchased in 2020	212,860
(-) Total shares sold in 2020	160,488
Total shares in the repurchase plan as of December 31, 2020	152,768
(+) Total shares purchased as of March 31, 2021	206,817
(-) Total shares sold as of March 31, 2021	78,633
Total shares in the repurchase plan as of March 19, 2021	280,952

ITEM 16.F.	Changes in Registrant’s Certifying Accountant

Not applicable.

ITEM 16.G.	Corporate Governance

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

Date: April 29, 2021

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

Content

Report of Independent Registered Public Accounting Firm to the Stockholders and the Board of Directors of Industrias Bachoco, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Industrias Bachoco, S.A.B. de C.V. and subsidiaries (the "Company") as of December 31, 2020, 2019 and 2018, the related consolidated statements of profit and loss and other comprehensive income, changes in stockholders' equity, and cash flows, for each of the three years in the period ended,December 31, 2020, 2019, and 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, 2019, and 2018, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2021, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Emphasis of Matter – Effects related to COVID

We draw attention to Note 2e) “Basis of presentation - COVID” to the consolidated financial statements, where management describes the effects of the pandemic COVID-19 on the consolidated financial information from January 1, 2020 and, as of that date of this report. Furthermore, it describes the plans that management adopted to address the impacts of COVID-19 to its operations. Throughout the 2020 period and as of the date of this report, the Company continues to work normally with uninterrupted operations, and as a result, there is not a material uncertainty that may cause a significant doubt to continue as a going concern and present its consolidated financial statements on a going concern basis. Our opinion is not modified in respect of this matter

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of goodwill and intangible assets of the Ok Foods - Albertville Quality Foods Inc. cash-generating unit—Refer to Notes 3(j), 15 and 16 to the consolidated financial statement.

Critical Audit Matter Description

As of December 31, 2020, the carrying amount of the Company’s goodwill and intangible assets was $2,403,940, of which $1,925,215 was allocated to the Ok Foods - Albertville Quality Foods, Inc. cash generating unit (“AQF CGU”).

The recoverable amount of the AQF CGU was determined based on its value in use, which used projections of estimated cash flows. A significant assumption used in projecting estimated cash flows was the revenue growth rate. A change in the revenue growth rate could have a significant impact on the recoverable amount of the AQF CGU. The recoverable amount of the AQF CGU exceeded its carrying value, and therefore, no impairment was recognized for the year ended December 31, 2020.

We identified the valuation of the AQF CGU goodwill and intangibles as a critical audit matter due to the significant judgment made by management relating to the revenue growth rate used in projecting estimated cash flows. This included considering the effects arising from the coronavirus pandemic (COVID-19), the confinement measures and the slowdown in economic growth, which caused contractions of the demand in the US market. This required a high degree of auditor judgment and increased effort, including involvement of our valuation specialists, in performing audit procedures to evaluate the reasonableness of the methodology used and the revenue growth rate.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the revenue growth rate used to project estimated cash flows in determining the recoverable amount of the AQF CGU included the following, among others:

•           We obtained an understanding and evaluated the Company’s methodology for determining the recoverable amount of the AQF CGU, including the process for developing revenue growth rates.

•           We tested the effectiveness of controls over management’s evaluation of revenue growth rates used in the projected estimated cash flows.

•           We compared the sales of the current year with sales from the previous year, and also compared actual results obtained in previous years with the results historically budgeted.

•           We evaluated the reasonableness of the growth rate assumption by comparing it to (i) historical information; and (ii) information obtained from external sources (expectation of analysts and industry reports).

•           With the assistance of our valuation specialists, we evaluated the reasonableness of (1) the valuation methodology and the current market data used by management to determine the revenue growth rate, and (2) developed an independent range of the recoverable amount of the AQF CGU.

•           We evaluated whether the projected estimated cash flows were consistent with evidence obtained in other areas of the audit.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

/s/ L.C.C. Alberto Del Castillo Velasco Vilchis
L.C.C. Alberto Del Castillo Velasco Vilchis

Mexico City, Mexico

April 29, 2021

We have served as the Company's auditor since 2013.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2020, 2019 and 2018

(Thousands of pesos)

Assets	Note	2020	2019	2018	Liabilities and equity	Note	2020	2019	2018
Current assets:					Current liabilities:
Cash and cash equivalents	7	$17,286,374	18,662,765	17,901,845	Short-term debt	18	$848,061	3,440,399	3,427,820
Investment in securities at fair value through profit or loss	8	1,018,322	186,284	550,068	Current portion of long-term debt	18	209,499	-	64,973
Investment in securities at fair value through other comprehensive income	8	937,715	315,761	-	Derivative financial instruments	8	194,181	-	-
Derivative financial instruments	8	-	18,098	6,570	Trade payable and other accounts payable	19	5,753,137	5,158,827	5,196,347
Accounts receivable, net	9	4,366,019	3,867,110	3,486,354	Lease liabilities	24	278,981	149,538	-
Due from related parties	20	686	13,674	99	Income tax payable	21	815,082	82,665	248,290
Inventories	10	5,688,338	4,710,207	4,575,596	Due to related parties	20	80,842	76,704	147,514
Current biological assets	11	2,012,668	2,043,237	2,073,526	Total current liabilities		8,179,783	8,908,133	9,084,944
Prepaid expenses and other current assets	12	1,221,255	1,227,196	1,131,870
Assets held for sale	13	54,630	52,916	49,068	Long term liabilities:
Total currents assets		32,586,007	31,097,248	29,774,996	Long-term debt, excluding current installments	18	1,460,405	1,488,208	1,544,807
					Lease liabilities	24	440,730	653,512	-
Non-current assets:					Deferred income tax	21	3,874,980	3,904,493	3,767,320
Property, plant and equipment, net	14	19,733,822	18,556,646	18,018,176	Employee benefits	22	592,294	487,810	302,818
Right-of-use assets	24	678,845	822,732	-	Total long term liabilities		6,368,409	6,534,023	5,614,945
Non-current biological assets	11	1,991,530	1,818,911	1,721,728
Deferred income tax	21	261,934	245,272	103,826	Total liabilities		14,548,192	15,442,156	14,699,889
Goodwill	15	1,650,716	1,578,994	1,631,771
Intangible assets	16	753,224	772,640	949,355	Equity:	25
Other non-current assets	17	818,922	810,048	665,742	Capital stock		1,174,432	1,174,432	1,174,432
Total non-currents assets		25,888,993	24,605,243	23,090,598	Share premium		413,423	414,516	414,470
					Reserve for repurchase of shares		1,266,469	1,308,367	562,047
					Retained earnings		39,607,821	36,424,411	34,792,320
					Effects of derivatives classified as hedging instruments		(267,352)	(19,771)	(307)
					Foreign currency translation reserve		1,391,534	1,073,925	1,273,671
					Actuarial remeasurements, net	22	(268,692)	(195,905)	(120,378)
					Equity attributable to controlling interest		43,317,635	40,179,975	38,096,255

					Non-controlling interest		609,173	80,360	69,450
					Total equity		43,926,808	40,260,335	38,165,705

					Commitments	27
					Contingencies	28
					Susequent events	31

Total assets		$58,475,000	55,702,491	52,865,594	Total liabilities and equity		$58,475,000	55,702,491	52,865,594

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Profit and Loss and Other Comprehensive Income

Years ended December 31, 2020, 2019 and 2018

(Thousands of pesos, except share and per share amount)

	Note	2020	2019	2018
Net revenues		$68,792,002	61,655,245	61,052,092
Cost of sales	23	(57,707,566)	(51,557,351)	(51,422,376)

Gross profit		11,084,436	10,097,894	9,629,716

General, selling and administrative expenses	23	(6,420,397)	(6,116,620)	(6,024,406)
Other (expenses) income, net	30	(362,527)	(4,734)	102,660

Operating income		4,301,512	3,976,540	3,707,970

Finance income	29	1,173,520	991,632	1,140,749
Finance costs	29	(291,329)	(610,368)	(332,168)
Net finance income		882,191	381,264	808,581

Profit before income taxes		5,183,703	4,357,804	4,516,551

Income taxes	21	1,211,611	1,124,978	1,154,978

Profit for the year		$3,972,092	3,232,826	3,361,573

Other comprehensive income (loss) items:
Items that may be reclassified subsequently to profit or loss:
Currency translation effect		$317,609	(199,746)	5,650
Net effects of derivatives classified as hedging instruments		(247,581)	(19,464)	(307)
Items that will not be reclassified subsequently to profit or loss:
Actuarial remeasurements	22	(103,982)	(107,897)	(30,629)
Income taxes related to actuarial remeasurements		31,195	32,370	9,189
Other comprehensive income		(2,759)	(294,737)	(16,097)

Comprehensive income for the year		$3,969,333	2,938,089	3,345,476

Profit attributable to:
Controlling interest	26	$3,935,672	3,219,931	3,349,967
Non-controlling interest		36,420	12,895	11,606

Profit for the year		$3,972,092	3,232,826	3,361,573

Comprehensive income attributable to:
Controlling interest		$3,932,913	2,925,194	3,333,870
Non-controlling interest		36,420	12,895	11,606

Comprehensive income for the year		$3,969,333	2,938,089	3,345,476

Weighted average outstanding shares	26	599,818,022	599,971,832	599,980,734

Basic and diluted earnings per share	26	$6.56	5.37	5.58

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2020, 2019 and 2018

(Thousands of pesos)

		Attributable to controlling interest
		Capital stock		Retained earnings		Accumulated other comprehensive income
	Note	Capital stock	Share premium	Reserve for repurchase of shares	Retained earnings	Effects of derivatives classified as hedging instruments	Foreign currency translation reserve	Actuarial remeasurements net	Total	Non-controlling interest	Total equity
Balance at January 1, 2018		$1,174,432	414,385	493,141	32,367,912	-	1,268,021	(98,938)	35,618,953	58,975	35,677,928

Dividends paid	25	-	-	-	(852,000)	-	-	-	(852,000)	-	(852,000)
Dividends paid to non-controlling interest		-	-	-	-	-	-	-	-	(1,131)	(1,131)
Reserve for repurchase of shares		-	-	73,559	(73,559)	-	-	-	-	-	-
Repurchase and sale of shares	25	-	85	(4,653)	-	-	-	-	(4,568)	-	(4,568)

Comprehensive income for the year:
Profit for the year		-	-	-	3,349,967	-	-	-	3,349,967	11,606	3,361,573
Other comprehensive income		-	-	-	-	(307)	5,650	(21,440)	(16,097)	-	(16,097)

Total comprehensive income for the year		-	-	-	3,349,967	(307)	5,650	(21,440)	3,333,870	11,606	3,345,476

Balance at December 31, 2018		1,174,432	414,470	562,047	34,792,320	(307)	1,273,671	(120,378)	38,096,255	69,450	38,165,705

Dividends paid	25	-	-	-	(840,000)	-	-	-	(840,000)	-	(840,000)
Dividends paid to non-controlling interest		-	-	-	-	-	-	-	-	(1,985)	(1,985)
Reserve for repurchase of shares		-	-	747,840	(747,840)	-	-	-	-	-	-
Repurchase and sale of shares	25	-	46	(1,520)	-	-	-	-	(1,474)	-	(1,474)

Comprehensive income for the year:
Profit for the year		-	-	-	3,219,931	-	-	-	3,219,931	12,895	3,232,826
Other comprehensive income		-	-	-	-	(19,464)	(199,746)	(75,527)	(294,737)	-	(294,737)

Total comprehensive income for the year		-	-	-	3,219,931	(19,464)	(199,746)	(75,527)	2,925,194	12,895	2,938,089

Balance at December 31, 2019		1,174,432	414,516	1,308,367	36,424,411	(19,771)	1,073,925	(195,905)	40,179,975	80,360	40,260,335

Dividends paid	25	-	-	-	(791,744)	-	-	-	(791,744)	-	(791,744)
Dividends paid to non-controlling interest		-	-	-	-	-	-	-	-	(1,879)	(1,879)
Reserve for repurchase of shares		-	-	(39,482)	39,482	-	-	-	-	-	-
Repurchase and sale of shares	25	-	(1,093)	(2,416)	-	-	-	-	(3,509)	-	(3,509)
Increase in non-controlling interest in acquired business	25	-	-	-	-	-	-	-	-	494,272	494,272

Comprehensive income for the year:
Profit for the year		-	-	-	3,935,672	-	-	-	3,935,672	36,420	3,972,092
Other comprehensive income		-	-	-	-	(247,581)	317,609	(72,787)	(2,759)	-	(2,759)

Total comprehensive income for the year		-	-	-	3,935,672	(247,581)	317,609	(72,787)	3,932,913	36,420	3,969,333
Balance at December 31, 2020		$1,174,432	413,423	1,266,469	39,607,821	(267,352)	1,391,534	(268,692)	43,317,635	609,173	43,926,808

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2020, 2019 and 2018

(Thousands of pesos)

	Note	2020	2019	2018
Cash flows from operating activities:
Profit for the year		$3,972,092	3,232,826	3,361,573
Adjustments for:
Deferred income tax recognized in profit or loss	21	(109,443)	60,677	(91,869)
Current income tax recognized in profit or loss	21	1,321,054	1,064,301	1,246,847
Bargain purchase gain of domestic business acquisition	4	(90,889)
Depreciation and amortization	14	1,735,146	1,286,443	1,226,917
Depreciation of right-of-use assets		307,757	302,804
Intangible impairment loss	16	-	73,733	21,430
Loss (gain) on disposal of plant and equipment		12,987	(85,937)	23,227
Interest income earned	29	(705,986)	(991,632)	(1,077,507)
Interest expense and financial expense	29	291,038	330,119	332,168
Unrealized foreign exchange loss on loans		320,880	(139,830)	43,400

Subtotal		7,054,636	5,133,504	5,086,186

Derivative financial instruments		212,279	(11,528)	(13,391)
Accounts receivable, net		(335,742)	(306,588)	200,145
Due from related parties		12,988	(13,575)	227
Inventories		(850,655)	(133,572)	149,738
Current and non-current biological assets		(145,670)	(66,582)	(236,179)
Prepaid expenses and other current assets		32,866	(95,201)	(493,442)
Assets held for sale		(1,714)	(3,848)	455
Trade payable and other accounts payable		320,821	(38,542)	457,941
Due to related parties		4,138	(70,810)	92,262
Income taxes paid		(590,836)	(1,302,902)	(1,787,959)
Employee benefits		104,484	184,992	49,853

Net cash provided by operating activities		5,817,595	3,275,348	3,505,836

Cash flows from investing activities:
Payments for acquisition of property, plant and equipment		(2,346,415)	(2,199,600)	(1,977,567)
Proceeds from sale of plant and equipment		23,802	197,059	32,455
Investment in securities at fair value through profit or loss		(832,038)	363,784	577,773
Investment in securities at fair value through other comprehensive income		(621,954)	(315,761)	-
Other assets		(26,569)	24,244	(27,983)
Interest collected		705,986	991,632	1,077,507

Net cash used in investing activities		(3,097,188)	(938,642)	(317,815)

Cash flows from financing activities:
Payment for repurchase of shares	25	(15,594)	(10,729)	(6,454)
Proceeds from issuance of repurchased shares	25	12,085	9,255	1,887
Dividends paid	25	(791,744)	(840,000)	(852,000)
Dividends paid to non-controlling interest		(1,879)	(1,985)	(1,131)
Proceeds from borrowings	18	4,030,700	4,839,000	3,370,400
Principal payment on loans	18	(6,762,222)	(4,808,163)	(3,588,067)
Interest paid on lease	24	(53,639)	(37,797)	-
Interest paid	29	(237,399)	(292,322)	(332,168)
Payment of lease liability	24	(386,710)	(325,207)	-

Net cash used in by financing activities		(4,206,402)	(1,467,948)	(1,407,533)

Net (decrease) increase in cash and cash equivalents		(1,485,994)	868,758	1,780,488

Cash and cash equivalents at January 1		18,662,765	17,901,845	16,088,210

Effect of exchange rate fluctuations on cash and cash equivalents		109,604	(107,838)	33,147

Cash and cash equivalents at December 31		$17,286,374	18,662,765	17,901,845

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

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

On April 20, 2021, the accompanying consolidated financial statements and related notes were authorized for issuance by the Company’s Chief Financial Officer, Mr. Daniel Salazar Ferrer, for review and approval by the Audit Committee, Board of Directors and stockholders. In accordance with Mexican General Corporate Law and the Company’s bylaws, the stockholders are empowered to modify the consolidated financial statements after their issuance should they deem it necessary.

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

When deemed relevant, certain amounts are included between parentheses as a translation into thousands of dollars, into thousands of Mexican pesos, or both, as applicable. These translations are performed for the convenience of the reader at the closing exchange rate issued by Bank of Mexico, which is $19.95, $18.89 and $19.67 pesos to one U.S. dollar as of December 31, 2020, 2019 and 2018, respectively.

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

ii. Business combinations or acquisition of assets

Management uses its professional judgment to determine whether the acquisition of a group of assets constitutes a business combination or acquisition of assets in accordance with IFRS. This determination may have a significant impact in how the acquired assets and assumed liabilities are accounted for, both on initial recognition and subsequent thereto.

iii. Aggregation of operating segments

The Company’s chicken and egg operating segments are aggregated to present one reportable segment (Poultry) as they have similar products and services, production processes, classes of customers, methods used for distribution, the nature of the regulatory environment in which they operate, and similar economic characteristics as evidenced by similar five-year trends in average gross profit margins. These factors are evaluated at least annually.

iv.Discount rate estimation to calculate the present value of future minimum rent payments

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

v. Estimate of the term of the lease contracts

The Company defines the term of the leases as the period for which there is a contractual payment commitment, considering the non-cancellable period of the contract, as well as the renewal and early termination options that are likely to be exercised. The Company participates in lease agreements that do not have a defined mandatory term, a defined renewal period (if it contains a renewal clause), or annual automatic renewals. Accordingly, to measure the lease liability, the Company estimates the term of the contracts considering their contractual rights and limitations, the business plan, as well as Management's intentions for the use of the underlying asset.

Additionally, the Company considers the early termination clauses of its contracts and the probability of exercising them, as part of its estimation of the lease term.

Key sources of estimation uncertainty on the application of accounting policies

i.Assessments to determine the recoverability of deferred tax assets

On an annual basis the Company prepares financial projections to determine if it will generate sufficient taxable income to utilize its deferred tax assets associated with deductible temporary differences, including tax losses and other tax credits.

ii.Useful lives and residual values of property, plant and equipment

Useful lives and residual values of intangible assets and property, plant and equipment are used to determine amortization and depreciation expense of such assets and are determined with the assistance of internal and external specialists, as deemed necessary.

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

iii.Measurements and disclosures at fair value

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

v.Employee retirement benefits

The Company uses assumptions to determine the best estimate for its employee retirement benefits. Assumptions and estimates are established in conjunction with independent actuaries. These assumptions include: demographic hypotheses, discount rates and expected increases in remunerations and future employee service periods, among others. Although the assumptions are deemed appropriate, a change in such assumptions could affect the value of the employee benefit liability and the results of the period in which it occurs.

vi.Expected credit losses on accounts receivable

The expected credit losses on financial assets are estimated using a provision matrix based on the Company's historical experience of credit losses, adjusted for factors that are specific to each of the Company's customer and debtor groups, general economic conditions and an assessment of both current and forecast conditions at each reporting date.

vii.Contingencies

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

viii. Uncertainties

Pandemics or disease outbreaks, such as the novel coronavirus (“COVID-19”), may alter consumption and trade patterns, supply chains, and production processes, which could affect the Company’s business and results of operations.

e)             COVID

In March 2020, the World Health Organization declared the COVID-19 a Global pandemic. As a result, measures established by the federal, state and local authorities in Mexico and the United, that required the forced closure of certain activities considered non-essential (businesses, non-essential government agencies, educational sector, among others) which negatively affected the operations of some of the Company's customers.

During 2020, Management performed an analysis to measure the financial impact on the Company derived from the possible effects of COVID 19, which included the following:

•	Review of potential impairment of non-financial assets (including goodwill) - Based on medium and long-term projections, a possible impairment in goodwill and intangible assets has not been identified.

•	Inventory valuation - The Company has not had a deterioration in the price of chicken and eggs. Due to the mobility restriction and in some cases of the forced closure in certain activities considered as non-essential, the Company had a negative impact in the demand from restaurant and hotel customers, mainly in the area of the Yucatan Peninsula of Mexico, which resulted in a change in the sales channels to home deliveries and sales by e-commerce platforms. This effect was offset by an increase in customer demand in self-service chains that has continued to date. As it relates to the acquisition of raw materials, even when there was volatility in the dollar exchange rate, the prices of the Company’s main raw materials such as corn and soybean paste were not affected in terms of cost and supply. For other raw materials, although a lack of supply presented itself in certain cases, it did not significantly affect the Company's production activities.
•	Provision for expected losses - The estimate for expected credit losses was reviewed and based on this analysis, Management considered that the allowance for doubtful accounts is sufficient to support an increase in credit risk for certain clients. During certain months of the year 2020, the level of the accounts receivable portfolio increased based on agreed terms and continues to be recovered considering the payment plans.
•	Measurement at fair value - investments recognized at fair value consider all relevant market factors for their proper valuation.
•	Breaches of agreements – The Company has fulfilled its commitments to suppliers and customers due to the fact that, as an essential sector, it has maintained its operations working normally, complying with the health protocols established by the competent authorities and due to its solid financial position.
•	Going concern - The Company qualified as an essential activity in the markets it operates in and continues to operate normally with full operations in its farms, plants, distribution centers, logistics, supply chain and offices, despite partially working remotely in some of its corporate locations. Management has also implemented strict additional measures to guarantee the well-being of clients, suppliers and workers, as well as the quality and safety of its products, working in coordination with the health authorities and attending to all the recommendations issued by them.
•	Labor relations have not been affected and no changes were made to contractual agreements with employees as the Company continues to operate normally.
•	Liquidity risk management - The Company has sufficient liquidity to continue assuming its current and long-term commitments.
•	Insurance recoveries related to business interruptions - The Company has insurance policies to cover business continuity, however, it is not expected that they will be used because it will continue to operate normally as it is considered to be an essential activity.
•	Income tax considerations - So far, no adverse tax impact is anticipated as a result of the pandemic.

During 2020, the approximate amount of expenses incurred as non-recurring derived from the COVID-19 pandemic was $339,000.

As the products that the Company manufactures and its industry is considered essential, there were no significant adverse effects on its consolidated position and financial performance resulting from COVID-19.

As the date of issuance of the consolidated financial statements, the Company does not consider that it should substantially modify its budgets and / or financial projections or recognize significant losses in the valuation of its monetary and non-monetary assets. However, there is no guarantee that in the future the financial situation could be affected if the negative effects of the disruption to the national and global economy are significantly altered.

f)              Issuance of new IFRS

i. New and amended IFRS that affect reported balances and/or disclosures in financial statements

In the current year, the Company adopted a series of new and amended IFRS issued by the IASB which went into effect on January 1, 2020 as it relates to its consolidated financial statements.

Initial impact of the application of the of Interest Rate Benchmark Reform (Amendment to IFRS 9, IAS 39, and IFRS 7).

In September 2019, the IASB issued the document amendments to IFRS 9, IAS 39 and IFRS 7. These amendments modify specific requirements of hedge accounting, to allow hedge accounting to continue for the affected hedges during the period of uncertainty before the coverage of items or instruments affected by the current interest rate benchmark is modified as a result of the ongoing interest rate benchmark reforms.

These modifications affect for the Company since it applies hedge accounting to its exposure to interest rate benchmark. The impacts of the modifications applied to the Company's accounting are as follows:

•	The Company has a variable rate of debt, indexed to IBOR, which hedges cash flows using interest rate swaps.
•	The Company will retain the accumulated gains or losses by reserving the hedge of cash flows designated to cash flows that are subject to the Interest Rate Benchmark Reform, even if there is some uncertainty about the Interest Rate Benchmark Reform regarding the time and quantity of the cash flow hedged items. The Company should consider that future cash flow hedges are not expected to occur due to reasons other than those of the Interest Rate Benchmark Reform, accumulated gains or losses will be immediately reclassified to results.

Its adoption has not had any material impact on the disclosures or the amounts reported in these consolidated financial statements.

Initial impact of concessions applied to Income under IFRS 16 due to issues related to COVID-19

In May 2020, the IASB issued the amendment to IFRS 16, COVID-19 Related Rent Concessions that provides practical resources for tenant rental concessions that occurred as a direct consequence of COVID-19, thus introducing a practical expedient. for IFRS 16. The practical expedient allows a tenant the choice to assess whether a COVID-19 related rental concession is a lease modification. The lessee making this choice must account for any change in rent payments resulting from the COVID-19 rental concession applying IFRS 16 as if the change were not a modification to the lease.

The practical expedient applies only to rental concessions that occur as a direct consequence related to COVID-19 and only if the following conditions are met:

•	The change in lease payments results in a consideration that is substantially the same as, or less than, the lease consideration immediately prior to the change.
•	Any reduction in lease payments only affects payments due on or before June 30, 2021 (a rental concession meets this condition if it results in a reduction in payments before June 30, 2021 or increases payments of lease after June 30, 2021); and
•	There is no substantive change in any other clause or condition of the lease.

The Company has not had any material impact for these amendments to IFRS 16 because it did not have any applicable rental concessions.

Amendments to the Reference to the Conceptual Framework in IFRS

The Company has adopted the amendments included in Amendments to the Reference to the Conceptual Framework in IFRS for the first time this year. The amendments include derivative amendments to the affected standards that now refer to the new Conceptual Framework. Not all amendments, however, update such pronouncements with respect to Conceptual Framework references and phrases that refer to the revised Conceptual Framework. Some pronouncements are only updated to indicate which version of the Conceptual Framework they refer to (the IASC Conceptual Framework adopted by the IASB in 2001, the IASB Conceptual Framework of 2010, or the new and revised Conceptual Framework of 2018) or to indicate the definitions of the standards that have not been updated with the new definitions developed in the revised Conceptual Framework.

The standards that have had modifications are IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC-32.

The adoption of these amendments had no impact on the Company's consolidated financial statements.

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

Its adoption has not had any material impact on the disclosures, or the amounts reported in these consolidated financial statements.

Amendments to IAS 1 and IAS 8 Definition of materiality

The amendments are intended to simplify the definition of materiality in IAS 1, making it easier to understand and are not intended to alter the underlying concept of materiality in IFRS Standards. The concept of obscuring material information with immaterial information has been included in the new definition.

The limit for influential materiality for users has been changed from "could influence" to "could reasonably be expected to influence".

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

The adoption of these improvements had no impact on the Company's consolidated financial statements.

ii. New IFRS issued but not yet effective

As of the date of these financial statements, the Company has not applied the following new and revised IFRS that have been issued but are not yet effective.

IAS 39, IFRS 7, IFRS 4 and IFRS 16	Phase 2 of the Interest Rate Benchmark Reform (IBOR)
IFRS 17	Insurance Contracts
IFRS 10 and IAS 28 (amendments)	Sale or contribution of assets between an investor and its associate or joint venture
Amendments to IAS 1	Classification of liabilities as current or non-current.
Amendments to IFRS 3	Definition of a business
Amendments to IAS 16	Property, Plant and Equipment - before being used
Amendments to IAS 37	Onerous contracts - costs of fulfilling a contract
Annual improvements to IFRS 2018-2020 cycle	Amendments to IFRS 1 First adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases and IAS 41 Agriculture

Additionally, the Company is continuously monitoring the progress of the interest rate benchmark reform project that modifies the regulations as mentioned below:

Phase 2 of the interest rate benchmark reform (IBOR- Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

Interbank rates benchmark such as LIBOR, EURIBOR, and TIBOR, which represent the cost of obtaining unsecured funds, have been questioned about their viability as long-term funding benchmarks. The changes in the reform of the interest rates benchmark in its phase 2, refer to the modifications of financial assets, financial liabilities and lease liabilities, requirements for hedge accounting and disclosure of financial instruments. These improvements are effective as of January 1, 2021 with retrospective application, without it required to redo the comparative periods.

With respect to modifying financial assets, financial liabilities and lease liabilities, the IASB introduced a practical expedient that involves updating the effective interest rate.

On the other hand, with regard to hedge accounting, the hedge relationships and documentation must reflect the modifications to the hedged item, the hedging instrument and the risk to be hedged. Hedging relationships must meet all criteria for applying hedge accounting, including effectiveness requirements.

Finally, with respect to disclosures, entities must disclose how they are managing the transition to alternative benchmark rates and the risks that may arise from the transition; in addition, they must include quantitative information on financial assets and non-derivative financial liabilities, as well as non-derivative financial instruments, that continue under the reference rates subject to the reform and the changes that have arisen to the risk management strategy.

The Company is in the process of evaluating the impacts derived from the application of these amendments.

IFRS 17 Insurance Contracts

IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts and replaces IFRS 4 - Insurance contracts.

IFRS 17 describes a general model, which is modified for insurance contracts with direct participation features, which is described as the Variable Rate Approach. The general model is simplified if certain criteria are met when measuring the liability for remaining coverage using the premium allocation method.

The general model will use current assumptions to estimate the amount, timing and uncertainty of future cash flows and will explicitly measure the cost of that uncertainty, taking into account market interest rates and the impact of options and guarantees of the insured.

In June 2020, the IASB issued the amendments to IFRS 17 to address the concerns and implementation of the changes that were identified after IFRS 17 was published. The amendments defer the date of initial application of IFRS 17 (incorporating the amendments) to the annual report beginning on or after January 1, 2023. At the same time, the IASB issued a Temporary Extension of Exemption to Apply IFRS 9 (Amendments to IFRS 4) that extends the expiration date of the temporary exception to apply IFRS 9 to IFRS 4 for annual periods beginning on or after January 1, 2023.

IFRS 17 should be applied retrospectively unless it is not practical, in which case the retrospective approach will be modified, or the fair value approach will be applied.

In accordance with the transition requirements, the date of initial application is the beginning of the annual reporting period in which the entity first applies the Standard and, the transition date is the beginning of the period immediately preceding the date of the initial application.

Amendments to IAS 1 Classification of Liabilities as Current and Non-Current

The amendments to IAS 1 affect only the presentation of liabilities as current and non-current in the statement of financial position and not the amount or timing at which any asset, liability, income or expense is recognized, or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current and non-current is based on the rights to exist at the end of the reporting period, specify that the classification is not affected by expectations about whether the entity will exercise the right to defer settlement of the liability, explain that rights exist if there are covenants to be met at the end of the reporting period, and introduce a definition of ‘arrangement’ to make it clear that the arrangement refers to the transfer of cash from the counterparty, equity instruments, other assets or services.

The amendments are applied retrospectively for annual periods beginning on or after January 1, 2023, with early application permitted.

Amendments to IFRS 3 - Reference to the Conceptual Framework

The amendments update IFRS 3 so that it can refer to the 2018 Conceptual Framework instead of the 1989 Framework. They also added a requirement that, for obligations within the scope of IAS 37, a buyer applies IAS 37 to determine whether the acquisition date is a present obligation or exists as a result of a past event. For liens that are within the scope of IFRIC 21 - Liens, the buyer applies IFRIC 21 to determine whether the obligation gives rise to a liability to pay the lien that occurred at the acquisition date.

Finally, the amendments add an explicit statement that the buyer will not recognize a contingent asset acquired from a business combination.

The amendments are effective for business combinations for which the acquisition date is on or after the initial period of the first annual period beginning on or after January 1, 2022. With an option for early application if the entity also applies all other updated references (published together with the Conceptual Framework) at the same time or early.

Amendments to IAS 16 - Property, Plant and Equipment - before Intended Use.

The amendments prohibit the deduction from the cost of an asset of property, plant or equipment of any revenue from selling the asset after it is ready for use, for example, revenue while the asset is being brought to the location and the necessary refurbishment is being carried out to make it operable in the manner intended by management. Accordingly, an entity should recognize those sales revenues and costs in profit or loss. The entity measures the costs of these items in accordance with IAS 2 Inventories.

The amendments clarify the meaning of ‘testing whether an asset is functioning properly’. IAS 16 now specifies this as an assessment in which the physical and technical performance of the asset is capable of being used in the production or supply of goods or services, for rental or other, or administrative purposes.

If not presented separately in the statement of comprehensive income, the financial statements must disclose the amounts of revenues and costs in income related to items that are not an outflow from the entity's ordinary activities in the line item(s) in the statement of comprehensive income where revenues and costs are included.

The modifications are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be able to operate as management intends on or after the beginning of the period in which the entity's financial statements in which the modifications are first applied.

The Company shall recognize the cumulative effect of the initial application of the amendments as a balance sheet adjustment to retained earnings (or an appropriate component of equity) at the beginning of the earliest period presented.

The amendments are effective for annual periods beginning on January 1, 2022 with an option for earlier application.

Amendments to IAS 37 - Onerous Contracts - Costs of Fulfilling a Contract

The amendments specify that the ‘costs of fulfilling’ a contract comprise ‘costs directly related to the contract’. Costs that relate directly to a contract consist of incremental costs and costs of fulfilling a contract (e.g., labor or materials) and the allocation of other costs that relate directly to fulfilling a contract (such as the allocation of depreciation to items of property, plant and equipment to fulfill the contract).

The amendments apply to contracts in which the entity has not yet complied with all of its obligations at the beginning of the annual reporting period in which the entity applies the amendments for the first time. Comparatives should not be restated. Instead, an entity should recognize the cumulative effect of the initial application of the amendments as a balance sheet adjustment to retained earnings or such other component of equity, as appropriate, for the date of initial application.

The amendments are effective for annual periods beginning on or after January 1, 2022, with an option for earlier application.

Annual Amendments to IFRS standards 2018-2020

The Annual Amendments include amendments to four standards.

IFRS 1 First-time Adoption of International Financial Reporting Standards, the amendment provides additional relief for a subsidiary that adopts for the first time after its parent with respect to accounting for cumulative translation differences. As a result of the amendments, a subsidiary using the IFRS 1: D16(a) exception may now elect to measure the cumulative translation effects of foreign operations at the carrying amount that is included in the parent's consolidated statements, based on the parent's date of transition to IFRS, if there were no adjustments for consolidation procedures and for the effects of business combinations in which the parent acquired the subsidiary. A similar election is available for an associate or joint venture that uses the exception in IFRS 1: D16(a).

The amendment is effective for periods beginning on or after January 1, 2022, with an early adoption option.

IFRS 9 Financial Instruments, the amendment clarifies that when applying the ‘10%’ test to assess whether a financial liability should be derecognized, an entity includes only the paid fees or received between the entity (the borrower) and the lender, including paid fees or received by the entity or the lender. The amendments are applied prospectively to modifications or changes that occur on or after the date the entity first applies the amendment.

The amendment is effective for annual periods beginning on or after January 1, 2022, with an option for earlier application.

IFRS 16 Leases, the amendments eliminate the figure of reimbursement for leasehold improvements. As the amendments to IFRS 16 are only in respect of an illustrative example, no commencement date has been established.

IAS 41 Agriculture, the amendments remove the requirement in IAS 41 for entities to exclude cash flows for tax purposes when measuring fair value. This aligns the fair value measurement in IAS 41 with the requirements of IFRS 13 Fair Value Measurement to be consistent with cash flows and discount rates and allows preparers to determine whether cash flows and discount rates are used on a pre-tax or after-tax basis as is more appropriate to estimate fair value. The amendments are applied prospectively, i.e., the fair value measurement on or after the initial date of application of the amendments applied to the entity.

The amendments are effective for annual periods beginning on or after January 1, 2022, with an option for initial adoption.

The Company does not expect the adoption of the standards to have a material impact on the consolidated financial statements in future periods.

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

iii. Non-controlling interest

Non-controlling interests in subsidiaries are identified separately from the Company's capital in them. Non-controlling shareholders' interests that are current ownership interests that entitle their holders to a proportionate share of the net assets at liquidation may be initially measured at fair value or the non-controlling share of fair value. the identifiable network of the acquiree. The choice of measure is made acquisition by acquisition. Other non-controlling interests are initially measured at fair value. Post-acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the participation of non-controlling interests in subsequent changes in capital. Total comprehensive income is attributed to non-controlling interests even if this results in non-controlling interests having a negative balance.

iv. Business combinations

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

Goodwill is originally valued at cost and represents any excess of the transferred consideration over the net assets acquired and liabilities assumed. If the net amount of identifiable acquired assets and assumed liabilities as of the acquisition date exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquired entity and the fair value of the prior shareholding of the acquirer in the acquired entity (if any), any excess is immediately recognized in the consolidated statement of profit and loss and other comprehensive income as a bargain purchase gain.

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

Foreign currency differences associated with translating foreign operations into the reporting currency (Mexican peso) are recognized in other comprehensive income and presented in the foreign currency translation reserve in stockholders’ equity.

Foreign exchange gains and losses arising from amounts receivable or payable to a foreign operation, whose settlement is neither planned nor likely in the foreseeable future, are considered part of a net investment in a foreign operation and are recognized under the other comprehensive income account and presented within stockholders’ equity in the foreign currency translation reserve. For the years ended December 31, 2020, 2019 and 2018 the Company did not enter into such transactions.

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

The Company considers a significant increase in credit risk to have occurred when the financial investment asset’s credit rating falls to the level of speculation, or when the rating provided by external ratings agencies has decreased by more than 2 levels with respect to the level at which it was acquired. Additionally, the Company considers that default has occurred when a financial asset is more than 90 days past-due, unless there is reasonable and reliable information demonstrating that a later default criterion is more appropriate.

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

The aforementioned financial liabilities are originally recognized at fair value, plus costs directly attributable to the transaction. Subsequently, these financial liabilities are measured at amortized cost using the effective interest method or at fair value through profit or loss during their contractual term.

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

Below are the estimated useful lives for 2020, 2019 and 2018:

Average useful Life
Buildings	46
Machinery and Equipment	19
Vehicles	11
Computers	8
Furniture	11

The Company has estimated the following residual values as of December 31, 2020, 2019 and 2018:

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

Assets held under finance leases were depreciated over their expected useful lives on the same basis as owned assets. However, when there is no reasonable certainty that ownership will be obtained at the end of the lease term, assets are depreciated over the shorter of the lease term or their useful lives.

During 2020 and 2019, the Company evaluates whether a contract is or contains a lease at the beginning of the contract term. A lease is defined as a contract that grants the right to control the use of an identified asset, for a specified period, in exchange for consideration. The Company recognizes a right-of-use asset and a corresponding lease liability, with respect to all the lease agreements in which it operates as lessee, except in the following cases: short-term leases (defined as leases with a term of lease less than 12 months); low-value asset leases (defined as asset leases with an individual market value of less than 5 thousand dollars); and, the lease contracts whose payments are variable (without any fixed contractually defined payment). For these contracts that exclude the recognition of a right-of-use asset and a lease liability, the Company recognizes rental payments as a straight-line operating expense during the lease term.

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

The Company owns life insurance policies of some of the former stockholders of Bachoco USA, LLC (foreign subsidiary). The Company records these policies at their net cash surrender value which approximates its fair value (see note 17).

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

When the effect of time value of money is significant, the amount of the provision is the present value of the disbursements expected to be necessary to settle the obligation. The discount rate applied is determined before taxes and reflects market conditions at the reporting date and takes into account the specific risk of the relevant liability, if any. The unwinding of the present value discount is recognized as a financial cost.

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

s)         Earnings per share

The Company presents information on basic and diluted earnings per share (“EPS”) related to its ordinary shares. Basic EPS is computed by dividing the profit and loss attributable to the holders of the Company’s common shares by the weighted average number of outstanding ordinary shares during the period, adjusted for treasury shares held. Diluted EPS is determined by adjusting the profit and loss attributable to the holders of the ordinary shares and the outstanding weighted average number of ordinary shares, adjusted for treasury shares held, for the potential dilutive effects of all ordinary shares, including convertible instruments and options on shares granted to employees. At December 31, 2020, 2019 and 2018, the Company has no potentially dilutive shares, for which reason basic and diluted EPS are the same.

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

The Company discloses reportable segments based on operating segments whose revenues exceed 10% of the combined revenues from all segments, whose absolute value of profit or loss exceeds 10% of the combined absolute value of profit or loss from all segments, whose assets exceed 10% of the combined assets from all segments, or that result from the aggregation of two or more operating segments that share similar economic characteristics and meet the aggregation criteria under IFRS (note 2 d) iii. ).

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

Acquisition of Sonora Agropecuaria, S.A. de C.V.

On June 26, 2020, the Company acquired 54.80% of voting stock of Sonora Agropecuaria, S.A. de C.V. The operating results are included in the consolidated financial statements as of that date. Sonora Agropecuaria, S.A. de C.V. is dedicated to the processing and distribution of pigs, and has operations in the states of Sonora, Jalisco, Guanajuato, Mexico City and Yucatan, Mexico. The purchase price paid as a capital contribution amounted to $215,000.

The purchase of Sonora Agropecuaria, S.A. de C.V. benefits the “Other” segment as it will allow it to accelerate the pace of growth and continue advancing in the process of diversifying other animal proteins.

The assets acquired and the assumed liabilities of Sonora Agropecuaria, S.A. de C.V. were recognized based on the best estimate of their fair value at the acquisition date.

The fair value of the assets was determined using cost and market approaches. The cost approach, which estimates the value based on the current replacement cost of an asset by another asset of equal usefulness, was used mainly for plant and equipment. The market approach, in which the value of an asset is based on available market prices for comparable assets, was used mainly for real estate.

Due to their liquidity or short-term maturities, as appropriate, the Company concluded that Sonora Agropecuaria, S.A. de C.V.’s pre-acquisition carrying amounts for cash equivalents, accounts receivable, inventories, other current assets, accounts payable and other current liabilities approximate their fair value at the acquisition date.

Identifiable assets acquired and liabilities assumed

The following is a summary of the recognized amounts of acquired assets and assumed liabilities at the date, compared to the consideration paid:

Acquisition value
Current assets, other than inventories	$349,834
Inventories	123,959
Property, plant and equipment	383,680
Total assets	857,473
Current liabilities	(263,365)
Deferred income tax	(35,916)
Acquired net identifiable assets	558,192
Controlling interest	305,889
Non-controlling interest	252,303
Consideration paid	215,000
Bargain purchase gain (note 30)	$90,889

At the acquisition date, the non-controlling interest is measured on the basis of the proportional participation of the acquiree's identifiable net assets.

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

Had the acquisition occurred on January 1, 2020, management estimates that consolidated revenues and consolidated profits for the year ended December 31, 2020 would have totaled $70,337,002 and $3,991,092, respectively. In determining these amounts, management has assumed that the provisional adjustments to fair value recognized at the date of acquisition would have been similar if the acquisition had occurred on January 1, 2020.

Costs related to acquisition.

During 2020, the Company incurred costs related to the acquisition of Sonora Agropecuaria, S.A. de C.V. of $1,704 corresponding to external legal fees and due diligence costs, which are included in other expenses in the Company’s consolidated statement of profit and loss and other comprehensive income.

(5)	Subsidiaries of the Company

A list of subsidiaries and the Company’s shareholding percentage in such subsidiaries as of December 31, 2020, 2019 and 2018 are presented below:

	Shareholding percentage in subsidiaries
		December 31,
Name	Country	2020	2019	2018
Bachoco, S.A. de C.V.	México	99.99	99.99	99.99
Bachoco USA, LLC. & Subsidiary	U.S.	100.00	100.00	100.00
Campi Alimentos, S.A. de C.V.	México	99.99	99.99	99.99
Induba Pavos, S.A. de C.V.	México	99.99	99.99	99.99
Bachoco Comercial, S.A. de C.V.	México	99.99	99.99	99.99
PEC LAB, S.A. de C.V.	México	64.00	64.00	64.00
Aviser, S.A. de C.V.	México	99.99	99.99	99.99
Operadora de Servicios de Personal, S.A. de C.V.	México	99.99	99.99	99.99
Secba, S.A. de C.V.	México	99.99	99.99	99.99
Servicios de Personal Administrativo, S.A. de C.V.	México	99.99	99.99	99.99
Sepetec, S.A. de C.V.	México	99.99	99.99	99.99
Wii kit RE LTD.	Bermuda	100.00	100.00	100.00
Proveedora La Perla S.A. de C.V.	México	100.00	100.00	100.00
Sonora Agropecuaria, S.A. de C.V.	México	54.80	-	-

The main subsidiaries of the group and their activities are as follows:

- Bachoco, S.A. de C.V. (“BSACV”) (includes four subsidiaries which are 51% owned, and over which BSACV has control). BSACV is engaged in breeding, processing and marketing poultry goods (chicken and eggs).

- Bachoco USA, LLC. holds the shares of OK Foods, Inc. and, therefore, all operations controlled by the Company in the United States of America. The primary activities of Bachoco USA, LLC and its subsidiary are comprised of the production of chicken products and hatching eggs, mostly marketed in the United States of America and, to a lesser extent, in other foreign markets.

- Campi Alimentos, S.A. de C.V., is engaged in producing and marketing balanced animal feed and pet treats, mainly for sales to third parties.

- The main activity of Bachoco Comercial, S.A. de C.V. is the distribution of chicken, turkey and beef value-added products.

- The main activity of Induba Pavos, S.A. de C.V. and Proveedora La Perla, S.A. of C.V.is the leasing of property, plant and equipment to its related parties.

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

- Sonora Agropecuaria, S.A. DE C.V., in Mexico, it is dedicated to the pig processing and distribution.

None of the Company’s contracts or loan agreements restrict the net assets of its subsidiaries.

(6)	Operating segments

Reportable segments have been determined based on a product line approach. Intersegment transactions have been eliminated. The poultry segment consists of chicken and egg operations. The information included in the “Others” segment corresponds to operations of swine, balanced feed for animal consumption and other by-products that do not meet the quantitative thresholds to be considered as reportable segments.

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

a)        Operating segment information

	Year ended December 31, 2020
	Poultry	Other	Total
Net revenues	$61,323,853	7,468,149	68,792,002
Cost of sales	51,165,650	6,541,916	57,707,566
Gross profit	10,158,203	926,233	11,084,436
Finance income	998,654	174,866	1,173,520
Finance costs	260,570	30,759	291,329
Income before taxes	4,626,582	557,121	5,183,703
Income taxes	1,060,876	150,735	1,211,611
Net income attributable to controlling interest	3,532,589	403,083	3,935,672
Property, plant and equipment, net	17,146,405	2,587,417	19,733,822
Goodwill	1,562,404	88,312	1,650,716
Intangible assets	753,224	-	753,224
Total assets	51,081,829	7,393,171	58,475,000
Total liabilities	13,144,941	1,403,251	14,548,192
Purchases of property, plant and equipment	1,978,818	773,463	2,752,281
Depreciation and amortization	1,542,031	193,115	1,735,146

	Poultry revenues	Other revenues	Total revenues
Total revenues	$61,332,013	7,506,962	68,838,975
Intersegments	(8,160)	(38,813)	(46,973)
Net revenues	$61,323,853	7,468,149	68,792,002

	Year ended December 31, 2019
	Poultry	Other	Total
Net revenues	$55,653,027	6,002,218	61,655,245
Cost of sales	46,456,076	5,101,275	51,557,351
Gross profit	9,196,951	900,943	10,097,894
Finance income	860,140	131,492	991,632
Finance costs	529,226	81,142	610,368
Income before taxes	3,854,474	503,330	4,357,804
Income taxes	993,652	131,326	1,124,978
Net income attributable to controlling interest	2,849,145	370,786	3,219,931
Property, plant and equipment, net	16,440,851	2,115,795	18,556,646
Goodwill	1,490,978	88,016	1,578,994
Intangible assets	772,640	-	772,640
Total assets	49,533,440	6,169,051	55,702,491
Total liabilities	14,066,224	1,375,932	15,442,156
Purchases of property, plant and equipment	1,811,086	258,241	2,069,327
Depreciation and amortization	1,171,200	115,243	1,286,443

	Poultry revenues	Other revenues	Total revenues
Total revenues	$55,656,645	6,037,772	61,694,417
Intersegments	(3,618)	(35,554)	(39,172)
Net revenues	$55,653,027	6,002,218	61,655,245

	Year ended December 31, 2018
	Poultry	Other	Total
Net revenues	$55,308,141	5,743,951	61,052,092
Cost of sales	46,562,214	4,860,162	51,422,376
Gross profit	8,745,927	883,789	9,629,716
Finance income	1,094,377	46,372	1,140,749
Finance costs	288,703	43,465	332,168
Income before taxes	4,025,050	491,501	4,516,551
Income taxes	1,028,335	126,643	1,154,978
Net income attributable to controlling interest	2,986,328	363,639	3,349,967
Property, plant and equipment, net	16,060,590	1,957,586	18,018,176
Goodwill	1,543,755	88,016	1,631,771
Intangible assets	962,738	(13,383)	949,355
Total assets	47,205,252	5,660,342	52,865,594
Total liabilities	13,364,922	1,334,967	14,699,889
Purchases of property, plant and equipment	1,747,286	235,297	1,982,583
Depreciation and amortization	1,121,751	105,166	1,226,917

	Poultry revenues	Other revenues	Total revenues
Total revenues	$55,312,273	5,785,289	61,097,562
Intersegments	(4,132)	(41,338)	(45,470)
Net revenues	$55,308,141	5,743,951	61,052,092

b)        Geographical information

When submitting information by geographic area, revenue is classified based on the geographic location where the Company’s customers are located. Segment assets are classified in accordance with their geographic location. Geographical information for the “Others” segment is not included below because the operations are carried out entirely within Mexico.

	Year ended December 31, 2020
	Domestic poultry	Foreign poultry	Operations between geographical segments	Total
Net revenues	$41,835,033	19,573,023	(84,203)	61,323,853
Non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and investments in insurance policies:
Non-current biological assets	1,185,308	806,222	-	1,991,530
Property, plant and equipment, net	14,659,461	2,486,944	-	17,146,405
Goodwill	212,536	1,349,868	-	1,562,404
Intangible assets	-	753,224	-	753,224

	Year ended December 31, 2019
	Domestic poultry	Foreign poultry	Operations between geographical segments	Total
Net revenues	$38,778,025	16,931,735	(56,733)	55,653,027
Non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and investments in insurance policies:
Non-current biological assets	1,058,126	760,785	-	1,818,911
Property, plant and equipment, net	13,799,774	2,641,077	-	16,440,851
Goodwill	212,833	1,278,145	-	1,490,978
Intangible assets	-	772,640	-	772,640

	Year ended December 31, 2018
	Domestic poultry	Foreign poultry	Operations between geographical segments	Total
Net revenues	$37,766,974	17,599,239	(58,072)	55,308,141
Non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and investments in insurance policies:
Non-current biological assets	979,034	742,694		1,721,728
Property, plant and equipment, net	13,002,755	3,057,835	-	16,060,590
Goodwill	212,833	1,330,922	-	1,543,755
Intangible assets	-	962,738	-	962,738

c)             Major Customers

In Mexico, the Company’s products are traded among a large number of customers, without significant concentration with any specific customer. Therefore, in 2020, 2019 and 2018, no customer represented over 10% of the Company’s total revenues.

As of December 31, 2020, 2019 and 2018, the Company did not have operations with an individual customer that represented a significant concentration in the United States of America.

(7)	Cash and cash equivalents

The consolidated balances of cash and cash equivalents as of December 31, 2020, 2019 and 2018 are as follows:

	December 31,
	2020	2019	2018
Cash and banks	$12,941,334	13,106,862	13,566,098
Investments with maturities less than three months	4,305,998	5,513,276	4,331,423
	17,247,332	18,620,138	17,897,521

Restricted cash	39,042	42,627	4,324
Total cash and cash equivalents	$17,286,374	18,662,765	17,901,845

Restricted cash corresponds to the minimum margin required by the intermediary for the Company’s derivative financial instruments on commodities in order to meet future commitments that may stem from adverse market movements affecting prices on the open positions as of December 31, 2020, 2019 and 2018.

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

In order to establish a clear and optimal organizational structure with respect to risk management, a Risk Committee has been established which is the specialized body in charge of defining, proposing, approving and implementing the objectives, policies, procedures, methodologies and strategies, as well as the determination of the maximum limits of exposure to risk and contingency plans.

At December 31, 2020, 2019 and 2018, the Company has not identified the existence of embedded derivatives.

Some of the Company’s derivative financial instruments as of December 31, 2020, 2019 and 2018 meet the requirements to be treated as hedging instruments for accounting purposes (319,506, 24,352 and 1,500 thousand U.S. dollars of notional amounts).

Some of the Company’s derivative financial instruments as of December 31, 2020 are recognized in earnings through profit or loss for accounting purposes (60,000 thousand U.S. dollars of notional amounts). During 2019 and 2018 certain derivative financial instruments held by the Company do not meet the requirements to be treated hedging instruments for accounting purposes.

Management by type or risk

a)	Categories of financial assets and liabilities

The Company’s financial assets and liabilities are shown below:

	December 31,
	2020	2019	2018
Financial assets
Cash and cash equivalents	$17,286,374	18,662,765	17,901,845
Investment in securities at fair value through profit or loss	1,018,322	186,284	550,068
Investment in securities at fair value through other comprehensive income	937,715	315,761	-
Investments in life insurance	71,431	65,545	66,177
Trade receivables	2,704,058	2,523,092	2,444,013
Due from related parties	686	13,674	99
Other long-term receivables	193,689	173,488	171,222
Derivative financial instruments	-	18,098	6,570

Financial liabilities
Current and non-current financial debt	$(2,517,965)	(4,928,607)	(5,037,600)
Trade payables, sundry creditors and expenses payable	(5,049,103)	(4,491,171)	(4,593,344)
Current and non-current lease liabilities	(719,711)	(803,050)	-
Due to related parties	(80,842)	(76,704)	(147,514)
Derivative financial instruments	(194,181)	-	-

b)	Credit risk

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

Measurement and monitoring of counterparty risk

In terms of valuation and monitoring of Over the counter (“OTC”) derivative financial instruments and investments in securities, the Company currently measures its counterparty risk by identifying the Credit Valuation Adjustment (“CVA”) and Debit Valuation Adjustment (“DVA”).

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

The allowance for doubtful accounts includes trade accounts receivable that are in process of legal recovery, which amount to $143,278, $140,304 and $142,388 as of December 31, 2020, 2019 and 2018, respectively. The reconciliation of movements of the allowance for doubtful accounts, and the analysis of past-due accounts receivable but not impaired, are presented in note 9.

The Company receives credit enhancements on credit lines granted to its clients, which consist of real and personal property, such as land, buildings, houses, vehicles, letters of credit, cash deposits and others. As of December 31, 2020, 2019 and 2018, the fair value of such credit enhancements, determined by an appraisal at the time the credit lines were granted, is $180,513, $663,500 and $572,085, respectively.

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

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure, which as of the reporting date is as follows:

	December 31,
	2020	2019	2018
Cash and cash equivalents	$17,286,374	18,662,765	17,901,845
Investments in securities at fair value through profit or loss	1,018,322	186,284	550,068
Investment in securities at fair value through other comprehensive income	937,715	315,761	-
Investments in life insurance	71,431	65,545	66,177
Accounts receivable net of guarantees received	2,717,920	2,046,754	1,986,102
Derivative financial instruments	-	18,098	6,570
	$22,031,762	21,295,207	20,510,762

c)	Liquidity risk

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

Maturity table

	December 31, 2020
	Less than 1 year	1 to 3 years	3 to 5 years
Trade payables, sundry creditors and expenses payable	$5,049,103	-	-
Due to related parties	80,842	-	-
Derivative financial instruments	194,181	-	-
Lease liabilities	278,981	379,926	60,804
Financial debt, maturities at variable rates
In U.S. dollars	778,050	-	-
In pesos	279,510	1,460,405	-
Interest	85,340	44,613	-
Total financial liabilities	$6,746,007	1,884,944	60,804

	December 31, 2019
	Less than 1 year	1 to 3 years	3 to 5 years
Trade payables, sundry creditors and expenses payable	$4,491,171	-	-
Due to related parties	76,704	-	-
Lease liabilities	149,538	598,040	55,472
Financial debt, maturities at variable rates
In U.S. dollars	2,831,191	-	-
In pesos	609,208	1,488,208	-
Interest	134,535	207,643	-
Total financial liabilities	$8,292,347	2,293,891	55,472

	December 31, 2018
	Less than 1 year	1 to 3 years	3 to 5 years
Trade payables, sundry creditors and expenses payable	$4,593,344	-	-
Due to related parties	147,514	-	-
Financial debt, maturities at variable rates
In U.S. dollars	2,757,459	-	-
In pesos	735,334	44,014	1,500,793
Interest	145,860	270,977	79,719
Total financial liabilities	$8,379,511	314,991	1,580,512

At least on a monthly basis, management evaluates and advises the Board of Directors on its liquidity. As of December 31, 2020, the Company has evaluated that it has sufficient resources to meet its obligations in the short and long term; therefore, it does not consider having liquidity gaps in the future and it will not be necessary to sell assets to pay its debts at unusual discounts or at out-of-market prices.

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

During 2020 the Company did not participate in any program. As of December 31, 2019 and 2018, the Company participated in the ASERCA program as buyer of the corn and / or sorghum crops, for which the Company had to prove that a risk management instrument was maintained against market price fluctuations. Based on the foregoing, the Company entered into “put” options with maturities in March 2020 and 2019, July, September and December 2020, 2019 and 2018, with companies listed on the Chicago Mercantile Exchange. As of December 2019, and 2018, the gain on valuation is $574 (30 thousand dollars) and $217 (11 thousand dollars), respectively.

As of December 31, 2020 and 2018, the Company did not receive any subsidy. During 2019 there is a subsidy of $50,730 by ASERCA for the purchase of hedging "puts" to the consumer. The Company participated in the "Agriculture by Contract" program with ASERCA, where contracts for the purchase of "put" options are registered with companies listed on the Chicago Mercantile Exchange and the benefit of this program is the recovery of the breach of Call hedge purchased, in turn, by the producer with ASERCA. The benefit under this scheme benefit as of December 31, 2019 is $1,802. During 2020 and 2018, no benefits have been realized under this scheme.

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

The Company presently does not anticipate that the price of chicken will decrease to a level that represents a risk to the Company in the future; therefore, as of December 31, 2020, 2019 and 2018, it has not entered into any derivative financial instrument or other agreement for managing the risk related to a decrease in the chicken price.

The Company reviews chicken prices frequently in order to evaluate the need of having a financial instrument to manage the risk of price increases.

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

As of December 31, 2020, 2019 and 2018, the Company entered into derivative financial instrument positions as economic hedges to mitigate exchange rate risks.

iv. Foreign currency position

The Company has financial instrument assets and liabilities denominated in foreign currency on which there is an exposure to currency risk.

Below is the foreign currency position that the Company has as of December 31, 2020, 2019 and 2018.

	December 31,
	2020		2019		2018
	Dollars	Mexican Pesos	Dollars	Mexican Pesos	Dollars	Mexican Pesos
Assets
Cash and cash equivalents	$479,325	9,562,534	569,569	10,759,165	384,119	7,555,616
Investment in securities at fair value through profit or loss	40,424	806,459	4,576	86,447	19,447	382,519
Investment in securities at fair value through other comprehensive income	47,003	937,715	16,716	315,761	-	-
Accounts receivable	2,683	53,517	2,160	40,809	252	4,950
Total assets	569,435	11,360,225	593,021	11,202,182	403,818	7,943,085

Liabilities
Trade accounts payable	(107,224)	(2,139,115)	(120,699)	(2,280,003)	(194,701)	(3,829,765)
Financial debt	(39,000)	(778,050)	(149,878)	(2,831,191)	(140,186)	(2,757,459)
Lease liabilities	(6,558)	(130,828)	(7,635)	(144,224)	-	-
Total Liabilities	(152,782)	(3,047,993)	(278,212)	(5,255,418)	(334,887)	(6,587,224)
Net asset position	$416,653	8,312,232	314,809	5,946,764	68,931	1,355,861

The Company performs a sensitivity analysis related to the potential effects of changes in exchange rates on its financial information. These results are shown in paragraph g) of this note. This analysis represent the scenarios that Management considers reasonably possible of occurring.

The following is a detail of exchange rates effective during the fiscal year:

				Spot exchange rate at
	Average exchange rate			December 31,
	2020	2019	2018	2020	2019	2018
Dollars	$21.49	19.25	19.23	19.95	18.89	19.67

The exchange rate at the date of issuance of the consolidated financial statements is $19.84.

v.	Interest rate risk

The Company is exposed to fluctuations in interest rates for certain financial instruments, such as its investments in financial instruments, bank loans and debt securities. This risk is managed taking into account market conditions and the criteria of its Risk Committee and Board of Directors.

Interest rate fluctuations impacted mainly bank loans by changing either their fair value (fixed rate debt) or the future cash flows (variable rate debt). Management does not have a formal policy to determine how much of the Company's exposure to interest rates should be at fixed or variable. However, at the time of obtaining new loans, management uses its judgment considering technical analyses and market forecasts to decide whether fixed or variable rate instruments would be more favorable during the terms of such instruments.

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

The table below summarizes the fair value of the financial instruments that are recognized at amortized cost, together with the carrying amount included in the consolidated statements of financial position:

Liabilities recorded at amortized cost	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	2020		2019		2018
Financial debt	$2,517,965	2,550,758	4,928,607	4,952,445	5,037,600	5,037,688

f)	Fair value hierarchy

The fair value of financial assets and liabilities is determined as follows:

•	The fair value of the financial assets and liabilities that have standard terms and conditions and are traded in active liquid markets, which are determined by reference to quoted market prices (market approach), therefore, these instruments are considered Level 1 hierarchy according to the classification of fair value hierarchy described in note 2 b).
•	The fair value of derivative financial instruments of the Company (commodities) is determined based on the future prices of the Chicago Stock Exchange, so these instruments are considered Level 2 hierarchy.

The following table summarizes financial instruments carried at fair value:

	Level 1	Level 2	Level 3	Total
As of December 31, 2020
Investment in securities at fair value through profit or loss	$1,018,322	-	-	1,018,322
Investment in securities at fair value through other comprehensive income	937,715	-	-	937,715
Derivative financial instruments	-	(194,181)	-	(194,181)
	$1,956,037	(194,181)	-	1,761,856

	Level 1	Level 2	Level 3	Total
As of December 31, 2019
Investment in securities at fair value through profit or loss	$186,284	-	-	186,284
Investment in securities at fair value through other comprehensive income	315,761	-	-	315,761
Derivative financial instruments	-	18,098	-	18,098
	$502,045	18,098	-	520,143

	Level 1	Level 2	Level 3	Total
As of December 31, 2018
Investment in securities at fair value through profit or loss	$550,068	-	-	550,068
Derivative financial instruments	-	6,570	-	6,570
	$550,068	6,570	-	556,638

Information regarding the hierarchy of fair value measurements related to financial liabilities that are not recognized at fair value, but for which disclosures are required, is summarized below:

	Level 1	Level 2	Level 3	Total
As of December 31, 2020
Financial debt - bank institutions	$-	(1,059,300)	-	(1,059,300)
Financial debt – debt securities	(1,491,458)	-	-	(1,491,458)
	$(1,491,458)	(1,059,300)	-	(2,550,758)

	Level 1	Level 2	Level 3	Total
As of December 31, 2019
Financial debt - bank institutions	$-	(3,455,810)	-	(3,455,810)
Financial debt – debt securities	(1,496,635)	-	-	(1,496,635)
	$(1,496,635)	(3,455,810)	-	(4,952,445)

	Level 1	Level 2	Level 3	Total
As of December 31, 2018
Financial debt - bank institutions	$-	(3,536,895)	-	(3,536,895)
Financial debt – debt securities	(1,500,793)	-	-	(1,500,793)
	$(1,500,793)	(3,536,895)	-	(5,037,688)

g)	Quantitative sensitivity measurements

The following are sensitivity analysis for the most significant risks to which the Company is exposed as of December 31, 2020, 2019 and 2018. These analysis represent the scenarios that management believes are reasonably possible of occurring in future periods and were evaluated in accordance with the policies of the Company’s Risk Committee.

i.	Derivative Financial Instruments related to exchange rate and commodities risks

As of December 31, 2020, the Company has taken positions on derivative financial instruments to hedge exchange rate risks and commodities.

A 15% increase in the Mexican peso with respect to the U.S. dollar as of the end of 2020, 2019 and 2018 would have resulted in a valuation gain of $506,705, $16,824 and $28,767 on the fair value of the Company’s exchange rate derivative financial instruments position. On the other hand, a decrease of 15% in the aforementioned rate would have resulted in an additional valuation loss during the respective periods of $1,405,538, $31,133 and $48,429.

The following table shows the Company’s sensitivity to an increase and decrease of 15% for 2020, 2019 and 2018 in the “bushell” price of corn and short ton price of soybeans.

	Effect of Increase			Effect of Decrease
	2020	2019	2018	2020	2019	2018
Loss (profit) for the year	$(87,711)	(121,762)	(2,665)	$(12,530)	100,490	105

ii.	Interest rate risk

As described in Note 18, the Company has financial debt denominated in pesos and dollars, which bear interest at variable rates based on TIIE and LIBOR, respectively.

The following table shows the Company’s sensitivity to an increase and decrease of 50 basis points for 2020, 2019 and 2018, in the variable rates to which the Company is exposed.

	Effect of Increase			Effect of Decrease
	2020	2019	2018	2020	2019	2018
Loss (profit) for the year	$13,390	24,465	30,192	$(13,390)	(24,465)	(30,192)

iii.	Exchange risk

As of December 31, 2020, 2019 and 2018, the Company's net monetary liability position in foreign currency was $8,312,232, $5,946,764 and $1,355,861, respectively.

The following table shows the Company’s sensitivity of an increase and decrease of 30% for 2020 and 2019 and 10% for 2018, in exchange rate, which would have an effect in the result from foreign currency position.

	Effect of Increase			Effect of Decrease
	2020	2019	2018	2020	2019	2018
Loss (profit) for the year	$(2,493,673)	(1,784,045)	(135,586)	$2,493,673	1,784,045	135,586

(9)	Accounts receivable, net

As of December 31, 2020, 2019 and 2018, accounts receivable are as follows:

	December 31,
	2020	2019	2018
Trade receivables	$2,772,418	2,595,978	2,523,950
Allowance for doubtful accounts	(68,360)	(72,886)	(79,937)
Income tax receivable	190,110	187,912	114,935
Recoverable value-added tax and other recoverable taxes	1,471,851	1,156,106	927,406
	$4,366,019	3,867,110	3,486,354

Past-due but not impaired portfolio

Below is a classification of trade accounts receivable according to their aging as of the reporting date, which has not been subject to impairment:

	December 31,
	2020	2019	2018
Past due at 60 days	18,811	20,463	144,604
Past due by more than 60 days	98,054	47,573	17,250
	$116,865	68,036	161,854

The Company believes that non-impaired amounts that are past-due by more than 60 days can still be collected, based on the historical behavior of payments and analysis of credit ratings of customers.

Reconciliation of movements in allowance for doubtful accounts

	2020	2019	2018
Balance as of January 1	$(72,886)	(79,937)	(96,900)
Increase in allowance	(1,826)	(57)	(7,862)
Amounts written off	6,458	7,030	24,826
Currency translation effect	(106)	78	(1)
Balance as of December 31,	$(68,360)	(72,886)	(79,937)

As of December 31, 2020, 2019 and 2018 the Company has receivables in legal proceedings (receivables for which legal counsel is seeking recoverability) of $143,278, $140,304, and $142,388, respectively.

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

The expected credit losses for 2020, 2019 and 2018 in trade accounts receivable under IFRS 9 were estimated at $25,962, $50,753 and $45,823, considering the balances of the portfolio and the different customer groups of the Company.

As part of the implementation analysis and once planned activities were executed, the Company decided to maintain its previously recorded estimated reserve for doubtful accounts for its subsidiaries, although such amounts were higher than the expected credit losses in 2020, 2019 and 2018.

(10)         Inventories

As of December 31, 2020, 2019 and 2018, inventories are as follows:

	December 31,
	2020	2019	2018
Raw materials and by-products	$2,410,275	1,836,783	1,688,527
Medicine, materials and spare parts	1,110,559	877,837	903,337
Balanced feed	380,121	330,238	322,522
Processed chicken	1,575,985	1,554,115	1,548,597
Commercial eggs	55,364	56,599	52,050
Processed beef	151,402	47,954	39,709
Processed turkey	2,472	4,482	10,762
Other processed products	2,160	2,199	10,092
Total	$5,688,338	4,710,207	4,575,596

Inventory consumption for the years ended December 31, 2020, 2019 and 2018 was $44,747,933, $39,823,395 and $40,115,184, respectively (note 23).

The adjustment to the net realizable value of certain inventories during 2020, 2019 and 2018 was for $ 57,074, $ 35,328 and $ 30,242, respectively.

(11)         Biological assets

For the years ended December 31, 2020, 2019 and 2018, biological assets are as follows:

	Current biological assets	Non-current biological assets	Total
Balance as of January 1, 2020	$2,043,234	1,818,910	3,862,144
Increase due to purchases	686,756	797,039	1,483,795
Sales	-	20,966	20,966
Net increase due to births	264,386	2,507,769	2,772,155
Production cost	35,585,551	1,877,418	37,462,969
Depreciation	-	(2,565,283)	(2,565,283)
Transfers to inventories	(36,786,599)	(2,507,769)	(39,294,368)
Other	219,340	42,480	261,820
Balance as of December 31, 2020	$2,012,668	1,991,530	4,000,198

	Current biological assets	Non-current biological assets	Total
Balance as of January 1, 2019	$2,073,526	1,721,728	3,795,254
Increase due to purchases	510,403	701,764	1,212,167
Sales	-	(73,409)	(73,409)
Net increase due to births	267,773	2,378,419	2,646,192
Production cost	32,894,675	1,761,456	34,656,131
Depreciation	-	(2,262,245)	(2,262,245)
Transfers to inventories	(33,651,137)	(2,378,419)	(36,029,556)
Other	(52,003)	(30,383)	(82,386)
Balance as of December 31, 2019	$2,043,237	1,818,911	3,862,148

	Current biological assets	Non-current biological assets	Total
Balance as of January 1, 2018	$1,942,193	1,617,503	3,559,696
Increase due to purchases	334,710	629,902	964,612
Sales	-	(119,297)	(119,297)
Net increase due to births	274,286	2,292,178	2,566,464
Production cost	33,189,920	1,729,478	34,919,398
Depreciation	-	(2,136,224)	(2,136,224)
Transfers to inventories	(33,690,071)	(2,292,178)	(35,982,249)
Other	22,488	366	22,854
Balance as of December 31, 2018	$2,073,526	1,721,728	3,795,254

The “Other” category includes the change in fair value of biological assets that resulted in a decrease of $31,701 in 2020, increase of $35,487 in 2019 and decrease of $22,270 in 2018.

The Company is exposed to different risks relating to its biological assets:

•	Future excesses in the offer of poultry products and a decline in the demand growth of the chicken industry may negatively affect the Company’s results.

•	Increases in raw material prices and price volatility may negatively affect the Company’s margins and results.

•	In addition, in the case of the Company’s operations in the United States of America, the cost of corn and grain may be affected by an increase in the demand for ethanol, which may reduce the market’s available corn inventory.

•	Operations in Mexico and the United States of America are based on animal breeding and meat processing, which are subject to sanitary risks and natural disasters.

•	Hurricanes and other adverse climate conditions may result in additional inventory losses and damage to the Company’s facilities and equipment.

(12)	Prepaid expenses and other current assets

As of December 31, 2020, 2019 and 2018, prepaid expenses and other current assets are as follows:

	December 31,
	2020	2019	2018
Advances to suppliers of inventories	$613,188	628,286	704,563
Prepaid expenses for services	303,345	280,950	217,074
Prepaid expenses for insurance and sureties	74,565	128,178	129,582
Other current assets	230,157	189,782	80,651
Total	$1,221,255	1,227,196	1,131,870

(13)	Assets held for sale

As of December 31, 2020, 2019 and 2018, assets held for sale are as follows:

	December 31,
	2020	2019	2018
Buildings	$24,208	22,394	18,920
Land	29,563	29,563	27,310
Other	859	959	2,839
Total	$54,630	52,916	49,068

The Company recognized gains (losses) on sales of these assets of $510, $2,311 and ($13) during 2020, 2019 and 2018, respectively.

(14)	Property, plant and equipment

As of December 31, 2020, 2019 and 2018, property, plant and equipment are comprised as follows:

Cost	Balance as of January 1, 2020	Additions	Disposals	Currency translation effect	Balance as of December 31, 2020
Land	$1,553,499	102,847	(5,900)	4,982	1,655,428
Buildings and construction	12,340,405	686,270	(297,490)	92,008	12,821,193
Machinery and equipment	15,866,952	1,240,779	(145,320)	154,497	17,116,908
Transportation equipment	2,111,999	462,344	(130,089)	1,380	2,445,634
Computer equipment	134,481	13,784	(244)	3,096	151,117
Furniture	190,289	21,325	(6,463)	782	205,933
Leasehold improvements	3,598	4,439	-	-	8,037
Construction in progress	1,459,922	220,493	-	(4,521)	1,675,894
Total	$33,661,145	2,752,281	(585,506)	252,224	36,080,144

Accumulated depreciation	Balance as of January 1 2020	Depreciation for the year	Disposals	Currency translation effect	Balance as of December 31, 2020
Buildings and construction	$(5,750,971)	(299,865)	229,718	(15,632)	(5,836,750)
Machinery and equipment	(8,253,772)	(1,048,758)	96,589	(61,396)	(9,267,337)
Transportation equipment	(856,429)	(204,384)	96,553	(1,275)	(965,535)
Computer equipment	(107,016)	(21,721)	160	(1,610)	(130,187)
Furniture	(136,311)	(15,575)	5,863	(490)	(146,513)
Total	$(15,104,499)	(1,590,303)	428,883	(80,403)	(16,346,322)

Cost	Balance as of January 1, 2019	Additions	Disposals	Currency translation effect	Balance as of December 31, 2019
Land	$1,378,090	209,752	(30,677)	(3,666)	1,553,499
Buildings and construction	11,943,476	472,095	(7,478)	(67,688)	12,340,405
Machinery and equipment	15,182,044	891,008	(92,623)	(113,477)	15,866,952
Transportation equipment	1,792,273	474,960	(154,116)	(1,118)	2,111,999
Computer equipment	136,183	3,828	(3,257)	(2,273)	134,481
Furniture	178,455	17,684	(5,295)	(555)	190,289
Leasehold improvements	4,350	-	(752)	-	3,598
Construction in progress	1,501,697	-	(38,065)	(3,710)	1,459,922
Total	$32,116,568	2,069,327	(332,263)	(192,487)	33,661,145

Accumulated depreciation	Balance as of January 1 2019	Depreciation for the year	Disposals	Currency translation effect	Balance as of December 31, 2019
Buildings and construction	$(5,536,825)	(230,450)	2,199	14,105	(5,750,971)
Machinery and equipment	(7,505,222)	(874,447)	65,136	60,761	(8,253,772)
Transportation equipment	(829,664)	(134,708)	106,955	988	(856,429)
Computer equipment	(98,034)	(13,635)	3,145	1,508	(107,016)
Furniture	(128,647)	(12,151)	4,109	378	(136,311)
Total	$(14,098,392)	(1,265,391)	181,544	77,740	(15,104,499)

Cost	Balance as of January 1, 2018	Additions	Disposals	Currency translation effect	Balance as of December 31, 2018
Land	$1,353,643	24,400	-	47	1,378,090
Buildings and construction	11,440,284	513,033	(11,546)	1,705	11,943,476
Machinery and equipment	14,021,881	1,255,026	(96,727)	1,864	15,182,044
Transportation equipment	1,773,153	101,645	(82,543)	18	1,792,273
Computer equipment	125,991	10,441	(318)	69	136,183
Furniture	169,752	12,985	(4,258)	(24)	178,455
Leasehold improvements	2,661	1,689	-	-	4,350
Construction in progress	1,435,147	63,364	-	3,186	1,501,697
Total	$30,322,512	1,982,583	(195,392)	6,865	32,116,568

Accumulated depreciation	Balance as of January 1 2018	Depreciation for the year	Disposals	Currency translation effect	Balance as of December 31, 2018
Buildings and construction	$(5,323,314)	(221,565)	9,315	(1,261)	(5,536,825)
Machinery and equipment	(6,706,824)	(857,930)	66,578	(7,046)	(7,505,222)
Transportation equipment	(771,406)	(118,439)	60,276	(95)	(829,664)
Computer equipment	(81,504)	(16,598)	305	(237)	(98,034)
Furniture	(119,423)	(12,385)	3,218	(57)	(128,647)
Total	$(13,002,471)	(1,226,917)	139,692	(8,696)	(14,098,392)

	December 31,
Carrying amounts, net	2020	2019	2018
Land	$1,655,428	1,553,499	1,378,090
Buildings and construction	6,984,443	6,589,434	6,406,651
Machinery and equipment	7,849,571	7,613,180	7,676,822
Transportation equipment	1,480,099	1,255,570	962,609
Computer equipment	20,930	27,465	38,149
Furniture	59,420	53,978	49,808
Leasehold improvements	8,037	3,598	4,350
Construction in progress	1,675,894	1,459,922	1,501,697
Total	$19,733,822	18,556,646	18,018,176

Additions of property, plant and equipment in 2020 include assets acquired through business combinations of $383,680 that consist of the following:

Land	$62,050
Buildings and construction	231,264
Machinery and equipment	73,332
Transportation equipment	4,825
Computer equipment	1,761
Furniture	1,115
Construction in progress	9,333
Total	$383,680

Depreciation expense during the years ended December 31, 2020, 2019 and 2018 was $1,590,303, $1,265,391 and $1,226,917, respectively, which was charged to cost of sales and operating expenses.

(15)	Goodwill

	2020	2019	2018
Balances at beginning of the year	$1,578,994	1,631,771	1,631,094
Foreign currency effects	71,722	(52,777)	677
Balances at end of year	$1,650,716	1,578,994	1,631,771

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

The assumptions and balances of each cash-generating unit are as follows:

	2020
Cash-generating unit	Final balance of the year	Projection period (years)	Annual discount rate (%)	Annual growth rate (%)
Bachoco - Istmo and Peninsula regions	$212,833	5	12.95%	3.00%
Campi	88,015	5	12.95%	3.00%
Ok Farms - Morris Hatchery, Inc. Arkansas	66,162	5	3.43%	0.00%
Ok Farms - Morris Hatchery Inc. Georgia	111,715	5	3.43%	0.00%
Ok Foods- Albertville Quality Foods, Inc.	1,171,991	5	3.43%	0.00%
	$1,650,716

	2019
Cash-generating unit	Final balance of the year	Projection period (years)	Annual discount rate (%)	Annual growth rate (%)
Bachoco - Istmo and Peninsula regions	$212,833	5	12.84%	3.00%
Campi	88,015	5	12.84%	3.00%
Ok Farms - Morris Hatchery, Inc. Arkansas	62,647	5	5.22%	0.00%
Ok Farms - Morris Hatchery Inc. Georgia	105,780	5	5.22%	0.00%
Ok Foods- Albertville Quality Foods, Inc.	1,109,719	5	5.22%	0.00%
	$1,578,994

	2018
Cash-generating unit	Final balance of the year	Projection period (years)	Annual discount rate (%)	Annual growth rate (%)
Bachoco - Istmo and Peninsula regions	$212,833	5	13.17%	3.00%
Campi	88,015	5	13.17%	3.00%
Ok Farms - Morris Hatchery, Inc. Arkansas	65,233	5	5.87%	0.00%
Ok Farms - Morris Hatchery Inc. Georgia	110,147	5	5.87%	0.00%
Ok Foods- Albertville Quality Foods, Inc.	1,155,543	5	5.87%	0.00%
	$1,631,771

(16)         Intangible assets

The balances as of December 31, 2020, 2019 and 2018 for $753,224, $772,640 and $949,355 are mainly comprised of trade names and customer relationships derived from the purchase through its subsidiary OK Foods, Inc. Customer relationships are generally amortized over 15 years based on the pattern of revenue expected to be generated from the use of the asset.

Indefinite life intangible assets are initially recorded at their fair value and are not amortized, but they are reviewed for impairment at least annually or more frequently if impairment indicators arise.

During 2019 and 2018, the Company ended a relationship with clients for which an intangible asset was recognized. The Company does not expect to do future business with those clients resulting in an impairment in intangible assets from customer relationships of $73,733 and $ 6,139 in 2019 and 2018, respectively, which was charged to the results of the fiscal year as other expenses.

During 2018 the Company decided to discontinue a product line that it was no longer producing and did not have any success in selling the trademarks associated with that line. Accordingly, an impairment charge of $11,756 in trade names was recognized. The remaining intangible assets were evaluated internally and an independent external impairment study was performed to determine the fair value. This study resulted in impairment charges of $3,535 in the trade names in addition to the amounts listed above. Therefore, total impairment charges recognized during 2018 for intangible assets were $21,430.

a)            Intangible assets consist of the following:

	2020	2019	2018
Amortizable intangible assets
Customer relationships	$941,582	891,553	1,020,500
Accumulated amortization	(219,702)	(74,859)	(95,911)
Impairment loss	-	(73,733)	(6,139)
Total net amortizable intangible assets	721,880	742,961	918,450
Trade names not subject to amortization	31,344	29,679	46,196
Impairment loss	-	-	(15,291)
Total intangible assets	$753,224	772,640	949,355

b)            Reconciliation between the carrying amounts at the beginning and at the end of the intangible assets

	Customer relationships	Trade names not subject to amortization	Total
Carrying amounts
Balance as of January 1, 2020	$817,820	29,679	847,499
Additions	-	-	-
Currency translation effect	123,762	1,665	125,427
Balance as of December 31, 2020	941,582	31,344	972,926
Accumulated amortization
Balance as of January 1, 2020	(74,859)	-	(74,859)
Additions	-	-	-
Amortization expense	(144,843)	-	(144,843)
Balance as of December 31, 2020	(219,702)	-	(219,702)
Total intangible assets	$721,880	31,344	753,224

	Customer relationships	Trade names not subject to amortization	Total
Carrying amounts
Balance as of January 1, 2019	$1,014,361	30,905	1,045,266
Additions	-	-	-
Impairment loss	(73,733)	-	(73,733)
Currency translation effect	(122,808)	(1,226)	(124,034)
Balance as of December 31, 2019	817,820	29,679	847,499
Accumulated amortization
Balance as of January 1, 2019	(95,911)	-	(95,911)
Additions	-	-	-
Amortization expense	21,052	-	21,052
Balance as of December 31, 2019	(74,859)	-	(74,859)
Total intangible assets	$742,961	29,679	772,640

(17)	Other non-current assets

Other non-current assets consist of the following:

	December 31,
	2020	2019	2018
Advances for purchase of property, plant and equipment	$472,828	495,015	326,676
Investments in life insurance (note 3 (l))	71,431	65,545	66,177
Security deposits	23,476	21,545	20,745
Other long-term receivable	193,689	173,488	171,222
Intangible assets in process	2,996	2,841	26,898
Other	54,502	51,614	54,024
Total non-current assets	$818,922	810,048	665,742

(18)	Financial debt

a)	Short-term financial debt is as follows:

	December 31,
	2020	2019	2018
Loan denominated in pesos, maturing in January 2019, at TIIE (1) FIRA (2) rate plus 1.25 percentage points.	$-	-	100,306
Loan in the amount of 140,000 thousand dollars, maturing in February 2019, at fixed rate 2.29 percentage points.	-	-	2,757,460
Loan denominated in pesos, maturing in February 2019, at TIIE (1) rate plus 1.25 percentage points.	-	-	300,028
Loan denominated in pesos, maturing in March 2019, at TIIE (1) rate plus 1.25 percentage points.	-	-	250,023
Loan denominated in pesos, maturing in May 2019, at TIIE (1) rate plus 0.40 percentage points.	-	-	20,003
Loan in the amount of 70,000 thousand dollars, maturing in January 2020, at LIBOR (3) rate plus 0.62 percentage points.	-	1,322,176	-
Loan denominated in pesos, maturing in January 2020, at TIIE (1) rate plus 0.50 percentage points.	-	50,000	-
Loan in the amount of 80,000 thousand dollars, maturing in February 2020, at LIBOR6 (4) rate plus 0.35 percentage points.	-	1,509,015	-
Loan denominated in pesos, maturing in February 2020, at TIIE (1) rate plus 1.05 percentage points.	-	449,572	-
Loan denominated in pesos, maturing in May 2020, at TIIE (1) rate plus 1.05 percentage points.	-	99,678	-
Loan denominated in pesos, maturing in June 2020, at TIIE (1) rate plus 0.50 percentage points.	-	9,958	-
Loan in the amount of 39,000 thousand dollars, maturing in January 2021, at LIBOR (3) rate plus 0.60 percentage points.	778,050	-	-
Loan denominated in pesos, maturing in February 2021, at TIIE (1) rate plus 0.90 percentage points.	70,011	-	-
Total short-term debt	$848,061	3,440,399	3,427,820

The annual weighted average interest rate of short-term loans denominated in pesos for 2020, 2019 and 2018 was 6.71%, 9.24% and 9.14%, respectively. The average interest rate for loans outstanding as of December 31, 2020, 2019 and 2018 was 5.50%, 8.77% and 9.15%, respectively.

The annual weighted average interest rate of short-term loans denominated in dollars for the years 2020, 2019 and 2018 was 1.61%, 2.36% and 2.26%, respectively. The average interest rate for loans outstanding as of December 31, 2020, 2019 and 2018 was 0.75%, 2.37% and 2.29%, respectively.

(1)	TIIE (for its acronym in Spanish) = Interbank Equilibrium Rate
(2)	FIRA (for its acronym in Spanish) = Agriculture Trust Funds
(3)	LIBOR= London Interbank Offered Rate
(4)	LIBOR6= London InterBank Offered Rate (6 months)

b)	Long-term debt consists of the following:

	December 31,
	2020	2019	2018
Loan denominated in pesos, maturing in 2019, at TIIE (1) FIRA (2) rates plus 0.25 percentage points.	$-	-	53,980
Loan denominated in pesos, maturing in 2023, at TIIE (1) FIRA (2) plus 0 percentage points.	-	-	55,007
Loan denominated in pesos, maturing in May 2021, at TIIE (1) plus 1.05 percentage points.	209,499	-	-
Debt securities (subsection (d) of this note)	1,460,405	1,488,208	1,500,793
Total	1,669,904	1,488,208	1,609,780
Less current maturities	(209,499)	-	(64,973)
Long-term debt, excluding current maturities	$1,460,405	1,488,208	1,544,807

The annual weighted average interest rate on long-term debt for 2020, 2019 and 2018 was 6.49%, 8.53% and 8.42%, respectively. The average rate for outstanding loans as of December 31, 2020, 2019 and 2018 was 4.91%, 8.26% and 8.46%, respectively.

(1) TIIE (for its acronym in Spanish) = Interbank Equilibrium Rate

(2) FIRA (for its acronym in Spanish) = Trust Established in Relation to Agriculture

During 2020 and 2019 the Company made early payments on its long-term debt of $17,877 and $51,000, during 2018 the Company did not make early payments on its long-term debt.

As of December 31, 2020, 2019 and 2018, unused lines of credit amounted to $6,919,625, $3,325,981 and $5,723,011, respectively. In all such years, the Company did not pay any fee for undrawn balances.

c)	Maturities of long-term debt, excluding current maturities, as of December 31, 2020, are as follows:

Year	Amount
2022	$1,460,405

The amount of future unearned interest is $ 122,722.

Interest expense on total loans during the years ended December 31, 2020, 2019 and 2018, amounted to $159,169, $250,820 and $185,913, respectively, (note 29).

Certain bank loans establish certain affirmative and negative covenants, as well as the requirement to maintain certain financial ratios, which have been met as of December 31, 2020, among which are:

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

The payment of the debt securities is carried out at the expiration of the contractual term of each issuance. Direct costs arising from debt issuance or contract are deferred and paid as part of financial expense using the effective interest rate through the term of each transaction. Such costs include commissions and professional fees.

(1)	UDIS = Investment units

Derived from the issuance of debt securities, the Company is subject to certain requirements, affirmative and negative covenants, with which they comply as of December 31, 2020.

e)	Reconciliation of liabilities arising from financing debt

	December 31,
	2020	2019	2018
Balance as of January 1	$4,928,607	5,037,600	5,249,024
Changes that represent cash flows
Proceeds from borrowings	4,030,700	4,839,000	3,370,400
Principal payment on loans	(6,762,222)	(4,808,163)	(3,588,067)
Changes that do not represent cash flows
Other	320,880	(139,830)	6,243
Balance as of December 31	$2,517,965	4,928,607	5,037,600

(19)	Trade accounts and other accounts payable

	December 31,
	2020	2019	2018
Trade payables	$4,516,424	3,972,460	3,996,014
Sundry creditors and expenses payable	532,679	518,711	597,330
Provisions	24,099	64,154	103,494
Statutory employee profit sharing	62,075	86,710	68,432
Retained payroll taxes and other local taxes	375,086	275,214	259,828
Direct employee benefits	232,083	213,345	160,431
Interest payable	10,575	28,060	10,728
Others	116	173	90
	$5,753,137	5,158,827	5,196,347

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

Bachoco USA, LLC. is involved in claims with the United States of America Department of Labor and the Unites State Immigration and Customs Enforcement, and various other matters related to its business, including workers’ payment claims and environmental issues. As of December 31, 2020 and 2019 the Company has not recorded any provision. During 2018 the Company recorded provisions of $39,340 (2,000 thousand dollars) for estimated probable payments, which were reversed in 2019 based on Management’s estimate of risk of loss.

(20)	Transactions and balances with related parties

a)	Transactions with management

Compensation

The following table shows the compensation paid to the directors and executives for services provided in their respective positions for the years ended December 31, 2020, 2019 and 2018:

	December 31,
	2020	2019	2018
Compensation	$57,429	52,635	61,189

b)	Transactions with other related parties

Below is a summary of the Company’s transactions and balances with other related parties, which are comprised of affiliates that are under common control:

i.	Revenues and balances receivable to related parties

	Transaction value			Balance as of
	December 31,			December 31,
	2020	2019	2018	2020	2019	2018
Sales of products to:
Vimifos, S.A. de C.V.	$4,055	9,323	8,812	$400	785	99
Frescopack, S.A. de C.V.	53	58	-	-	58	-
Taxis Aéreos del Noroeste, S.A. de C.V.	31	42	28	-	-	-
Alimentos Kowi, S.A. de C.V.	832	934	-	286	337	-
Sonora Agropecuaria, S.A. DE C.V.	123,756	178,624	-	-	12,494	-
	$128,727	188,981	8,840	$686	13,674	99

ii.	Expenses and balances payable to related parties

	Transaction value			Balance as of
	December 31,			December 31,
	2020	2019	2018	2020	2019	2018
Purchases of food, raw materials and packing supplies
Vimifos, S.A. de C.V.	$411,129	582,458	557,490	$58,836	41,399	103,371
Frescopack, S.A. de C.V.	143,849	148,210	193,396	9,554	26,233	28,951
Pulmex 2000, S.A. de C.V.	21,414	20,667	37,794	2,407	3,976	5,227
Qualyplast, S.A. de C.V.	1,184	244	230	251	-	41
Alimentos Kowi, S.A. de C.V.	-	907	-	-	2	-
Sonora Agropecuaria, S.A. de C.V.	4,425	3,374	-	-	-	-
Purchases of vehicles, tires and spare parts
Maquinaria Agrícola, S.A. de C.V.	$-	-	-	5	5	64
Llantas y Accesorios, S.A. de C.V.	42,554	38,947	38,581	6,378	4,213	3,374
Autos y Accesorios, S.A. de C.V.	48,129	10,776	18,776	339	124	4,712
Autos y Tractores de Culiacán, S.A. de C.V.	42,857	11,519	17,671	336	149	1,486
Camiones y Tractocamiones de Sonora, S.A. de C.V.	91,098	270,968	19,490	2,636	149	216
Agencia MX-5, S.A de C.V.	63	904	47	6	9	7
Alfonso R. Bours, S.A. de C.V.	2,651	187	307	50	49	40
Cajeme Motors S.A. de C.V.	287	183	30	44	89	5
Airplane leasing expenses
Taxis Aéreos del Noroeste, S.A. de C.V.	$-	24,971	8,368	-	307	20
				$80,842	76,704	147,514

As of December 31, 2020, 2019 and 2018, balances payable to related parties correspond to current accounts denominated in pesos that bear no interest and are payable on a short-term basis.

(21)          Income Tax

Under the tax legislation in Mexico and the United States of America in effect through December 31, 2020, entities are subject to pay income tax (ISR, by its Spanish acronym).

a)             ISR

The Company and each of its subsidiaries file separate income tax returns (including its foreign subsidiary, which files income tax returns in the United States of America, based on its fiscal year ending in April of every year). For the years ended December 31, 2020, 2019 and 2018, the applicable rate under the general tax regime in Mexico is 30%; this rate will be applicable in future years as well. The applicable rate during 2020, 2019 and 2018 for the Company’s US subsidiary is 21% (plus state taxes).

As of December 31, 2020, 2019 and 2018, BSACV, the Company’s primary operating subsidiary is subject to the agriculture, cattle-raising, forestry and fishing regime of the ISR law, which is applicable to entities exclusively dedicated to such activities. The ISR Law establishes that such activities are exclusive when no more than 10% of an entity’s total revenues are generated from something other than those activities or from industrialized products.

b)             Tax charged to profit and loss

For the years ended December 31, 2020, 2019 and 2018, the income tax (benefit) expense included in profit and loss is as follows:

	December 31
	2020	2019	2018
Operation in Mexico:
Current ISR	$1,321,021	1,066,160	1,242,553
Deferred ISR	341,131	324,415	(33,718)
	1,662,152	1,390,575	1,208,835
Foreign operations:
Current ISR	33	(1,859)	4,294
Deferred ISR	(450,574)	(263,738)	(58,151)
Total ISR expense	$1,211,611	1,124,978	1,154,978

Total income tax expense

The income tax expense attributable to income before income taxes differed from the amount computed by applying the ISR rate of 30% in 2020, 2019 and 2018 due to the items listed below:

	December 31,
	2020		2019		2018
	ISR	Percentage	ISR	Percentage	ISR	Percentage
Expected expense	$1,555,111	30%	$1,292,925	30%	$1,354,965	30%
Increase (decrease) resulting from:
Net effects of inflation	(196,379)	(4)%	(168,822)	(4)%	(276,758)	(6)%
(Non-taxable income) Non-deductible expenses	7,641	0%	11,027	0%	16,648	0%
Effect of rate difference of foreign subsidiary	20,907	0%	48,658	1%	(16,572)	(0)%
Effect from non-deductible employee benefits	115,496	2%	70,202	2%	90,820	2%
Effect of tax incentive	(69,920)	(1)%	(60,861)	(1)%	-	-
Effect of carryback tax losses in the United States of America (1)	(190,144)	(4)%	-	-	-	-
Bargain purchase gain of domestic business acquisition	(27,267)	(0)%	-	-	-	-
Other	(3,834)	(0)%	(68,151)	(2)%	(14,126)	(0)%
Income tax expense	$1,211,611	23%	$1,124,978	26%	$1,154,978	26%

(1)	On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act was enacted. The most significant provisions of the CARES Act that will materially affect the Company’s accounting for income taxes includes a five-year carryback allowance for taxable net operating losses generated in tax year 2018 through 2020 and a technical correction to the Tax Cuts and Jobs Act, enacted on December 22, 2017, that disallowed the carrying back of taxable net operating losses to offset prior years’ taxable income.

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

The tax effects of temporary differences, tax losses and tax credits that give rise to significant portions of deferred tax assets and liabilities as of December 31, 2020, 2019 and 2018 are detailed below:

	December 31,
	2020	2019	2018
Deferred tax assets
Accounts payable	$2,207	2,481	27,738
Employee benefits	199,087	164,019	53,398
PTU payable	16,690	26,020	20,536
Tax loss carryforwards	60,354	56,163	-
Inventories	-	616	-
Property, plant and equipment	1,696	1,113	-
Other provisions	648	-	2,205
Total deferred tax assets	280,682	250,412	103,877

Deferred tax liabilities
Property, plant and equipment	-	-	51
Prepaid expenses	2,872	4,593	-
Other provisions	7,655	547	-
Derivative financial instruments	8,221	-	-
Total deferred tax liabilities	18,748	5,140	51
Net deferred tax assets	$261,934	245,272	103,826

	December 31,
	2020	2019	2018
Deferred tax assets
Accounts payable	$1,090,676	1,097,422	1,483,275
PTU payable	1,037
Tax loss carryforwards	606,935	271,772	59,883
Goodwill	-	-	3,879
Other provisions	144,861	63,314	76,025
Total deferred tax assets	1,843,509	1,432,508	1,623,062

Deferred tax liabilities
Inventories	1,820,929	1,696,300	1,639,156
Accounts receivable	497,655	445,198	366,825
Property, plant and equipment	2,915,222	2,667,824	2,503,172
Prepaid expenses	286,844	332,392	647,480
Goodwill	5,147	584	-
Intangible assets	188,919	190,900	233,749
Derivative financial instruments	3,773	3,803	-
Total deferred tax liabilities	5,718,489	5,337,001	5,390,382
Net deferred tax liability	$3,874,980	3,904,493	3,767,320

d)            Unrecognized deferred tax liabilities

Deferred taxes related to investments in subsidiaries have not been recognized as the Company is able to control the moment of the reversal of the temporary difference, and the reversal is not expected to take place in the foreseeable future. Deferred income tax on investments in subsidiaries not recognized as of December 31, 2020, 2019 and 2018 amounts to $1,802,451, $1,919,720 and $2,049,327, respectively. The Company's policy has been to distribute accounting profits when the respective taxes have been paid and in the case of foreign profits, such tax may be duly credited in Mexico.

e)             Movement in temporary differences during the fiscal year

	January 1, 2020	Recognized in profit and loss	Acquired or/ Recognized directly in equity	December 31, 2020
Accounts payable	$(1,099,903)	8,163	(1,143)	(1,092,883)
Employee benefits	(164,060)	(35,027)	-	(199,087)
PTU payable	(26,020)	8,293	-	(17,727)
Tax loss carryforwards	(327,935)	(314,628)	(24,726)	(667,289)
Interest carryforwards	-	1,551	(1,551)	-
Other provisions	(62,767)	(74,804)	(283)	(137,854)
Goodwill	584	4,371	192	5,147
Intangible assets	190,900	(12,248)	10,267	188,919
Inventories	1,695,684	114,135	11,110	1,820,929
Accounts receivable	445,198	52,457	-	497,655
Property, plant and equipment	2,666,752	177,372	69,402	2,913,526
Prepaid expenses	336,985	(47,269)	-	289,716
Derivative financial instruments	3,803	8,191	-	11,994
Net deferred tax liability	$3,659,221	(109,443)	63,268	3,613,046

	January 1, 2019	Recognized in profit and loss	Acquired or/ Recognized directly in equity	December 31, 2019
Accounts payable	$(1,511,013)	410,152	958	(1,099,903)
Employee benefits	(53,398)	(197,728)	87,107	(164,060)
PTU payable	(20,536)	(5,484)	-	(26,020)
Tax loss carryforwards	(59,883)	(273,479)	5,427	(327,935)
Other provisions	(78,230)	15,436	27	(62,767)
Goodwill	(3,879)	4,391	72	584
Intangible assets	233,749	(34,220)	(8,629)	190,900
Inventories	1,639,156	64,120	(7,592)	1,695,684
Accounts receivable	366,825	78,373	-	445,198
Property, plant and equipment	2,503,223	184,454	(20,966)	2,666,752
Prepaid expenses	647,480	(310,495)	-	336,985
Derivative financial instruments	-	3,803	-	3,803
Net deferred tax liability	$3,663,494	(60,677)	56,404	3,659,221

	January 1, 2018	Recognized in profit and loss	Acquired or/ Recognized directly in equity	December 31, 2018
Accounts payable	$(1,187,175)	(323,784)	(54)	(1,511,013)
Employee benefits	(45,519)	(1,317)	(6,562)	(53,398)
PTU payable	(12,917)	(7,619)	-	(20,536)
Tax loss carryforwards	(22,013)	(37,004)	(866)	(59,883)
Other provisions	(61,045)	(17,240)	55	(78,230)
Goodwill	(7,562)	3,604	79	(3,879)
Intangible assets	253,898	(19,825)	(324)	233,749
Inventories	1,601,498	37,319	339	1,639,156
Accounts receivable	421,191	(54,366)	-	366,825
Property, plant and equipment	2,428,417	74,819	(13)	2,503,223
Prepaid expenses	393,936	253,544	-	647,480
Net deferred tax liability	$3,762,709	(91,869)	(7,346)	3,663,494

f)              Tax on assets and tax loss carryforwards

As of December 31, 2020, tax loss carryforwards expire as shown below. Amounts are indexed for inflation as permitted by Mexican income tax law:

	Amount as of December 31, 2020
Year	Tax loss carryforwards	Year of expiration / maturity
2017	$59,033	2027
2018	199,632	2028
2019	1,250,964	2029
2020	1,535,909	2030
	$3,045,538

(22)	Employee benefits

a)	Employee benefits in Mexico

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

During 2020, 2019 and 2018 there were not the expenses for paid contributions to defined contribution plans, other than those mandated by Mexican law.

The Company makes payments equivalent to 2% of the integrated wage of its workers to the defined contribution plan for the retirement saving fund system established by Mexican law.

The expense for this concept was $72,121, $66,134 and $62,028, in 2020, 2019 and 2018, respectively.

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

The Company recognizes constructive obligations from past practices. Such constructive obligations are associated with service time the employee has worked for the Company. The payment of this benefit is disbursed in a single installment at the time the employee voluntarily stops working for the Company. As of 2018 and in future periods, this obligation is only recognized for directors and executives.

The plans in Mexico expose the Company to actuarial risks such as interest rate risk, longevity risk and salary risk:

Interest risk	A decrease in the interest rate for the governmental bonds will increase the plan’s liability.

Longevity risk	The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability.

Salary risk	The present value of the defined benefit plan liability is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plan’s liability.

The projected net liability presented on the consolidated statements of financial position is as follows:

	December 31,
	2020	2019	2018
Present value of unfunded obligations	$592,294	487,810	302,818
Present value of funded obligations	163,651	148,392	197,254
Total present value of benefit obligations (“PBO”)	755,945	636,202	500,072
Plan assets at fair value	(163,651)	(148,392)	(197,254)
Projected liability, net	$592,294	487,810	302,818

i.	Composition and return of plan assets

	Actual return of the plan assets			Composition of the plan assets
	2020	2019	2018	2020	2019	2018
Fixed income securities	11.28%	12.67%	5.10%	63%	62%	67%
Variable income securities	9.47%	15.65%	(10.95)%	37%	38%	33%
Total				100%	100%	100%

ii.	Movements in the present value of PBO

	2020	2019	2018
PBO as of January 1	$636,202	500,072	462,986
Benefits paid by the plan	(78,149)	(54,932)	(38,393)
Service cost	38,987	30,108	28,084
Interest cost	53,343	50,421	41,410
Actuarial losses recognized in other comprehensive income	105,562	110,533	494
Past service cost – plan amendments	-	-	5,491
PBO as of December 31	$755,945	636,202	500,072

iii.	Movements in the fair value of plan assets

	2020	2019	2018
Plan assets at fair value as of January 1	$148,392	197,247	259,245
Transfer of assets to fund defined contribution benefit plan	-	(39,079)	(38,327)
Benefits paid by the plan	-	(32,027)	(16,772)
Expected return on plan assets	13,678	19,615	23,244
Actuarial losses in other comprehensive income	1,581	2,636	(30,136)
Fair value of plan assets as of December 31	$163,651	148,392	197,254

iv.	Expense recognized in profit and loss

	2020	2019	2018
Current service cost	$38,987	30,108	28,084
Interest cost, net	39,665	30,806	18,166
	$78,652	60,914	46,250

v.	Actuarial gains and (losses)

	2020	2019	2018
Amount accumulated as of January, 1	$(279,144)	(171,247)	(140,617)
Recognized during the year	(103,982)	(107,897)	(30,630)
Amount accumulated as of December, 31	$(383,126)	(279,144)	(171,247)

vi.	Actuarial assumptions

Primary actuarial assumptions at the consolidated financial statements date (expressed as weighted averages) are as follows.

	2020	2019	2018
Discount rate as of December, 31	7.75%	8.75%	10.50%
Rate for future salary increases	4.50%	4.50%	4.50%
Social security wage increase rate	3.50%	3.50%	3.50%

The assumptions related to mortality are based on statistics and experiences over the Mexican population. The average expected life of an individual that retires at 65 years of age is 17.13 years for men and 10.92 years for women (Experience Chart of Demographic Mortality for Active EMSSA 1997).

vii.	Historical information

	December 31,
	2020	2019	2018
Present value of defined benefit obligation	$755,945	636,202	500,072
Plan assets at fair value	(163,651)	(148,392)	(197,254)
Plan deficit	$592,294	487,810	302,818
Experience adjustments arising from plan liabilities	$(105,562)	(110,533)	(494)
Experience adjustments arising from plan assets	$1,581	2,636	(30,136)

viii.	Sensitivity analysis of the defined benefits obligations as of December 31, 2020, 2019 and 2018

2020	Pension plan	Seniority premium	Constructive obligation	Total PBO
Discount rate 7.75%	$(531,251)	(203,282)	(21,412)	(755,945)
Rate increase (+ 1%)	$(511,884)	(200,058)	(21,209)	(733,151)
Rate decrease (- 1%)	$(554,180)	(206,605)	(21,619)	(782,404)

2019	Pension plan	Seniority premium	Constructive obligation	Total PBO
Discount rate 8.75%	$(442,133)	(173,401)	(20,668)	(636,202)
Rate increase (+ 1%)	$(434,134)	(170,812)	(20,490)	(625,436)
Rate decrease (- 1%)	$(450,391)	(176,067)	(20,852)	(647,310)

2018	Pension plan	Seniority premium	Constructive obligation	Total PBO
Discount rate 10.50%	$(358,635)	(119,973)	(21,464)	(500,072)
Rate increase (+ 1%)	$(313,585)	(109,872)	(20,258)	(443,715)
Rate decrease (- 1%)	$(364,699)	(121,572)	(21,649)	(507,920)

ix.	Expected cash flows

Total
2021-2031	$640,387

x.	Future contributions to the defined benefits plan

The Company does not expect to make contributions to the defined benefit plans in the following financial year.

b)	Foreign employee benefits

Defined contribution plans

Bachoco USA, LLC. (foreign subsidiary) has a defined contribution retirement 401(k) plan, covering all employees who meet certain eligibility requirements. The Company contributes to the plan at the rate of 50% of employee’s contributions up to a maximum of 2% of the individual employee’s contribution. The cumulative contribution expense for this plan was $16,418, $14,919 and $12,999 for the year ended December 31, 2020, 2019 and 2018, respectively.

Equity-based compensation

Bachoco USA, LLC. has a deferred payment agreement with certain key employees. Amounts payable under this plan are vested after 10 years from the date of the agreement. The benefit value of each unit is equal to the increase in the initial book value from the date of the agreement to the conclusion of the vesting period. Under the agreement, 26,000 units were outstanding as of December 31, 2020, 2019 and 2018, all of which were fully vested. The total liability under this plan totaled $44,994, $32,874 and $20,922 as of December 31, 2020, 2019 and 2018, respectively. The expense recognized for this plan for the year ended December 31, 2020 and 2019 was $4,678 and $1,772, respectively. During 2018 no expense was recognized for this concept.

c)	PTU

Industrias Bachoco, S.A.B de C.V. and BSACV has no employees. Each of the subsidiaries of the Company that has employees in Mexico is required under Mexican laws to pay employees, in addition to their payment and benefits, statutory employee profit sharing in an aggregate amount equal to 10% of each subsidiary’s taxable income. The accrued liability as of December 31, 2020, 2019 and 2018 is shown in note 19, Trade payable and other accounts payable.

(23)	Costs and expenses by nature

	2020	2019	2018
Cost of sales	$57,707,566	51,557,351	51,422,376
General, selling and administrative expenses	6,420,397	6,116,620	6,024,406
Total costs and expenses	$64,127,963	57,673,971	57,446,782

Inventory consumption	$44,747,933	39,823,395	40,115,184
Wages and salaries	8,507,124	7,561,229	7,348,795
Freight	5,037,768	5,047,007	4,809,678
Maintenance	2,006,848	1,715,820	1,719,907
Other utility expenses	1,402,459	1,595,993	1,591,920
Depreciation	1,590,303	1,265,391	1,226,917
Depreciation of right-of-use assets	307,757	302,804	-
Leases (1)	119,592	96,825	453,162
Other	408,179	265,507	181,219
Total	$64,127,963	57,673,971	57,446,782

(1)	Leasing expense in 2020 and 2019 includes contracts classified as low value or those with terms less than twelve months. The expense corresponding to the 2018 annual period includes everything previously classified as operating leases under IAS 17 - Leases, which was replaced by IFRS 16 Leases.

(24)          Leases

Operating leases as lessee

During 2018 the Company has entered operating leases for certain offices, production facilities, and automotive and computer equipment. Some leases contain renewal options. These agreements have terms between one and five years.

2018
Lease expenses	$453,162

a)             As of December 31, 2020 and 2019, the leased assets with recognized right of use are comprised as follows:

Right-of-use assets	Balance as of January 1, 2020	Additions	Modifications and disposal	Balance as of December 31, 2020
Buildings and construction	$380,011	101,272	(11,896)	469,387
Machinery and equipment	447,179	39,020	(38,775)	447,424
Transportation equipment	283,332	4,767	61,109	349,208
Computer equipment	15,014	2,572	1,806	19,392
Total	$1,125,536	147,631	12,244	1,285,411

Depreciation of right-of-use assets	Balance as of January 1, 2020	Depreciation for the year	Currency translation effect	Balance as of December 31, 2019
Buildings and construction	$(97,736)	(58,148)	1,897	(153,987)
Machinery and equipment	(116,391)	(119,740)	(199)	(236,330)
Transportation equipment	(84,120)	(126,211)	3,704	(206,627)
Computer equipment	(4,557)	(3,658)	(1,407)	(9,622)
Total	$(302,804)	(307,757)	3,995	(606,566)
Total right-of-use assets	$822,732			678,845

Right-of-use assets	Balance as of January 1	Additions	Balance as of December 31, 2019
Buildings and construction	$320,528	59,483	380,011
Machinery and equipment	370,410	76,769	447,179
Transportation equipment	219,132	64,200	283,332
Computer equipment	12,340	2,674	15,014
Total	$922,410	203,126	1,125,536

Depreciation of right-of-use assets	Balance as of December 31, 2019
Buildings and construction	$(97,736)
Machinery and equipment	(116,391)
Transportation equipment	(84,120)
Computer equipment	(4,557)
Total	$(302,804)
Total right-of-use assets	$822,732

b)            The movements in liabilities for these lease contracts were as follows:

Lease liabilities	Balance as of January 1, 2020	Additions	Modifications and disposals	Payment	Interest paid	Currency translation effect	Balance as of December 31, 2020
Buildings and construction	$280,277	101,272	31,213	(121,909)	17,903	1,258	310,014
Machinery and equipment	308,710	39,020	(19,990)	(143,240)	26,143	28,007	238,650
Transportation equipment	204,258	4,767	57,473	(115,851)	9,228	2,517	162,392
Computer equipment	9,805	2,572	1,560	(5,710)	365	63	8,655
Total	$803,050	147,631	70,256	(386,710)	53,639	31,845	719,711
Current Lease liabilities	(149,538)	(123,276)	-	-	-	(6,167)	(278,981)
Long term lease liabilities	$653,512	24,355	70,256	(386,710)	53,639	25,678	440,730

Lease liabilities	Balance as of January 1, 2019	Additions	Payment	Interest paid	Currency translation effect	Balance as of December 31, 2019
Buildings and construction	$320,528	59,297	(113,097)	17,423	(3,874)	280,277
Machinery and equipment	370,410	63,662	(124,435)	11,933	(12,860)	308,710
Transportation equipment	219,132	64,129	(82,381)	8,070	(4,692)	204,258
Computer equipment	12,340	2,674	(5,294)	371	(286)	9,805
Total	$922,410	189,762	(325,207)	37,797	(21,712)	803,050
Current Lease liabilities	-	-	-	-	-	(149,538)
Long term lease liabilities	$-	-	-	-	-	653,512

c)             The detail of the maturity of the long-term lease liabilities is shown below:

2022	$184,407
2023	137,727
2024	57,792
Subsequent	60,804
$440,730

d)             During 2020 and 2019, an amount of $36,153 and $19,116 was charged as expense for rental contracts with a term of less than one year and $83,439 and $77,709 for rental contracts with insignificant amounts, a total of $119,592 and $96,825, respectively (note 23).

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

During 2020, 2019 and 2018 these ratios were below the thresholds established by the Company’s Risk Committee.

b)           Common stock and premiums

As of December 31, 2020, 2019 and 2018, the Company’s capital stock is represented by 600,000,000 Series “B” registered shares with a par value of $1 peso per share.

The Robinson Bours family owned 439,500,000 shares through two family trusts: the placement trust and the control trust, which collectively represented 73.25% of the Company’s total shares. The remaining 26.75% represents the floating position:

	Shareholding integration as of December 31, 2020, 2019 and 2018
	Shares (1)	Position
Familiar Trusts	439,500,000	73.25%
- Control Trust	312,000,000	52.00%
- Placement Trust	127,500,000	21.25%
Floating Position (2)	160,500,000	26.75%

(1)	All Series B shares with voting power.

(2)	Operating at the BMV and the NYSE.

Based on the information provided to the Company, as of December 31, 2020, stockholders with 1% or more interest in the Company, in addition to the family trusts, are as follows:

	Shares	Position
Renaissance Technologies LLC	8,058,540	1.34%
GBM Fondo de Inversión Total, S.A. de C.V.	7,336,703	1.22%

c)           Other comprehensive income items

i.            Foreign currency translation reserve

This concept is related to the translation of the Company’s U.S. operations from their functional currency (U.S. dollar) to the reporting currency, the Mexican peso.

ii.           Actuarial remeasurements

Actuarial remeasurements are recognized as other components of comprehensive income and are related to variations in actuarial assumptions that generate actuarial gains or losses as well as adjust the actual yields from plan assets from the net interest cost calculated over the net defined benefits liability balance. Actuarial remeasurements are presented net of income tax within other comprehensive income in the consolidated statement of changes in stockholders’ equity, the amount of these actuarial remeasurements net of taxes as of December 31, 2020, 2019 and 2018 amounts to $268,692, $195,905 and $120,378, which includes a deferred tax effect of $114,430, $83,236 and $50,867, respectively.

iii.          Derivatives classified as hedging instruments

Derivatives classified as hedging instruments, are a hedge of the exposure to the variability of cash flows that is attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction that may affect the income statement.

A cash flow hedge, which meets all the hedging criteria, is accounted for as follows:

•	A portion of the gain or loss of the hedging instrument that is determined to be effective is recognized in other comprehensive income; and

•	The ineffective portion of the gain or loss of the hedging instrument is recognized immediately in the income statement.

The amount of cash flow hedges as of December 31, 2020, 2019 and 2018 amounts to $267,352, $ 19,771 and $ 307, respectively.

d)           Reserve for repurchase of shares

In 1998, the Company approved a stock repurchase plan in conformity with the Mexican Securities Trading Act and created a reserve for that purpose of $180,000 charged to retained earnings in such year.

On April 22, 2020, pursuant to a resolution at the General Ordinary Stockholders’ Meeting, an amount of $1,260,000 was approved to be used in the reserve for acquisition own shares.

The following table shows the movements of the reserve for acquisition of shares during the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
Balance as of January 1	100,396	86,928	20,000
(+) Total shares purchased	212,860	133,488	86,928
(-) Total shares sold	(160,488)	(120,020)	(20,000)
Balance as of December 31	152,768	100,396	86,928

The net amount of repurchase and treasury share sale transactions was of ($3,509), ($1,474) and ($4,568), during the years ended December 31, 2020, 2019 and 2018, respectively.

As of December 31, 2019, the Company has 152,768 treasury shares.

e)           Dividends

During the years ended December 31, 2020, 2019 and 2018, the Company has declared and paid the following dividends:

On April 22, 2020, the Company declared a payment of dividends in cash at nominal value of $791,744 or $1.32 pesos per outstanding share. The payment was made in two equal installments, on May 12 and July 7, 2020.

On April 24, 2019, the Company declared a payment of dividends in cash at nominal value of $840,000 or $1.40 pesos per outstanding share. The payment was made in two equal installments, on May 14 and July 9, 2019.

On April 25, 2018, the Company declared a payment of dividends in cash at nominal value of $852,000 or $1.42 pesos per outstanding share. The payment was made in two equal installments, on May 11 and July 6, 2018.

Dividends that the Company pays to stockholders are subject to ISR solely insofar as such dividends exceed the balance in its net tax income account (“CUFIN”) consisting of income in which ISR is already paid by the Company. The ISR paid on dividends corresponds to a tax payable by legal entities and not by individuals. However, as a result of changes to the income tax law described in note 20(a), beginning on January 1, 2014, a new withholding tax of 10% for resident individuals in Mexico and for all residents in foreign countries who receive dividends from entities was established. Such tax is considered a withholding tax by the entity that pays the dividends. This tax will be applicable only to the income generated from period 2014. Thus, the Company must update its CUFIN from income generated up to December 31, 2013 and must calculate a new CUFIN with the income generated from January 1, 2014.

The Company obtains most of its revenue and net income from BSACV. For fiscal years 2020, 2019 and 2018, net income of BSACV, accounted for 61%, 63% and 63%, respectively, of consolidated net income. Dividends for which BSACV pays ISR will be credited to the Company’s CUFIN account, and accordingly, any future liabilities arising from ISR will be incurred when such amounts are distributed as dividends to the stockholders.

f)            Tax balances of stockholders’ equity

CUFIN	Balance as 2013	Balance from 2014	Total
IBSA individual	$6,257,362	9,007,377	15,264,739
IBSA Consolidated	6,587,262	21,437,186	28,024,448

The restated amount as of December 31, 2020 on tax bases of the contributions made by stockholders (“CUCA”), totaling $3,151,852, may be refunded to them tax-free, to the extent that such amount is the same or higher than equity.

(26)	Earnings per share

The basic and diluted earnings per share for the years ended December 31, 2020, 2019 and 2018 are $6.56, $5.37 and $5.58, respectively. The calculation of earnings per share was based on income attributable to ordinary stockholders of the Company (net income attributable to controlling interest) $3,935,672, $3,219,931 and $3,349,967 for the years ended December 31, 2020, 2019 and 2018, respectively.

The average weighted number of common outstanding in 2020, 2019 and 2018 was 599,818,022, 599,971,832 and 599,980,734 shares, respectively.

The Company has no ordinary shares with potential dilutive effects.

(27)	Commitments

•	Bachoco USA, LLC has self-insurance programs for health care costs and workers’ payments. The subsidiary is liable for health care claims up to $6,983 (350 thousand dollars) each year per plan participant and workers’ payments claims up to $19,950 (1,000 thousand dollars) per event. Self-insurance costs are recorded based on the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. The provision for this concept is recorded in the accompanying consolidated statement of financial position within current liabilities amounting to $89,576 (4,327 thousand dollars), $81,737 (4,327 thousand dollars) and $74,766 (3,801 thousand dollars) as of December 31, 2020, 2019 and 2018, respectively. Additionally, the consolidated statement of comprehensive income includes expenses relating to self-insurance plans of $164,356 (6,565 thousand dollars), $126,376 (6,565 thousand dollars) and $139,783 (7,269 thousand dollars) for the years ended December 31, 2020, 2019 and 2018, respectively. The Company is required to maintain letters of credit on behalf of the subsidiary of $57,855 (2,900 thousand dollars) during 2020, $54,781 (2,900 thousand dollars) during 2019 and $57,043 (2,900 thousand dollars) during 2018, to secure self-insured workers' payments.

•	The Company has entered into grain supply agreements with third parties as part of the regular course of its operations.

•	The Company has entered into certain contracts with suppliers under which advanced payments are rendered in order to assure the supply of materials and services.

(28)	Contingencies

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

(29)	Financial income and costs

	2020	2019	2018
Interest income	$698,962	988,005	1,072,991
Income from interest in accounts receivable	7,024	3,627	4,516
Foreign exchange gain, net	467,534	-	39,323
Effects of valuation of derivative financial instruments	-	-	23,919
Financial income	1,173,520	991,632	1,140,749

Effects of valuation of derivative financial instruments	(291)	(8,029)	-
Foreign exchange loss, net	-	(272,220)	-
Interest expense and financial expenses on financial debt	(159,169)	(250,820)	(185,913)
Interest paid on lease	(53,639)	(37,797)	-
Commissions and other financial expenses	(78,230)	(41,502)	(146,255)
Financial costs	(291,329)	(610,368)	(332,168)
Financial income, net	$882,191	381,264	808,581

(30)	Other (expenses) income

	2020	2019	2018
Other income
Sale of scrap of biological assets, raw materials, by-products and other	$866,027	1,203,836	1,041,677
Bargain purchase gain of domestic business acquisition (note 4)	90,889	-	-
Total other income	956,916	1,203,836	1,041,677
Other expenses
Cost of disposal of biological assets, raw materials, by-products and other	(825,415)	(944,848)	(737,077)
Other	(494,028)	(263,722)	(201,940)
Total other expenses	(1,319,443)	(1,208,570)	(939,017)
Total other (expenses) income, net	$(362,527)	(4,734)	102,660

(31)	Subsequent events

The Company announced in December 2020 that an agreement was reached to invest in the company RYC Alimentos (“RYC”), a multiprotein processing and marketing company with production centers in the state of Puebla, Mexico. This agreement will allow the Company to continue taking solid steps towards consolidation in other proteins, as well as in value-added products. At the date of issuance of the consolidated financial statements, the acquisition is currently under review by the Federal Economic Competition Commission (COFECE, for its Spanish acronym). Management expects to complete the process associated with the acquisition during 2021.