Form 20-F
period 2021-12-31
Industrias Bachoco S.A.B. de C.V.
filed 2022-04-29
CIK 1044896

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Avenida Tecnológico 401

Ciudad Industrial, 38010

Celaya, Guanajuato, Mexico.

(Address of principal executive offices)

Daniel Salazar Ferrer

Avenida Tecnológico No. 401

Ciudad Industrial C.P. 38010

Celaya, Guanajuato, Mexico

Telephone: (+011-52-461-618-3555)

Facsimile: (+011-52-461-611-6502)

Email: inversionistas@bachoco.net

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
American Depositary Shares, each representing twelve Series B Shares.	IBA	New York Stock Exchange

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. /X/

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statements item the registrant has elected to follow:

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

Presentation of Information

Fiscal Year

The fiscal year for Bachoco and its subsidiaries in Mexico and the U.S. ends in December each year.

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

This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of $20.51 to USD1.00 (one U.S. dollar), the exchange rate on December 31, 2021, according to the Banco de México (the “Mexican Central Bank”).

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

The Company discloses in this Annual Report the so-called non-GAAP financial measures of EBITDA result, EBITDA margin, and net debt.  EBITDA result is defined as profit before income tax expense (benefit), financial income (expense), net and depreciation.  EBITDA margin is defined as EBITDA result divided by total net revenues.  The non-GAAP financial measures of EBITDA result and EBITDA margin are not substitutes for the GAAP measure of profit for the year.  Rather, these measures are provided as additional information to complement the GAAP measure of profit for the year by providing further understanding of the Company’s results of operations from management’s perspective.  Accordingly, EBITDA result and EBITDA margin should not be considered in isolation or as substitutes for an analysis of the Company’s financial performance, liquidity or debt obligations.

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

PART I

ITEM 1.    Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.    Offer Statistics and Expected Timetable

Not applicable

ITEM 3.    Key Information

A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

A strong variation in the exchange rates between the peso and the U.S. dollar could negatively affect our financial results, as a greater percentage of our net revenue are made in pesos, and a large percentage of our raw material purchases are made in U.S. dollars.

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

The Company has operations in both Mexico and the U.S. However, it is incorporated under the laws of Mexico, where a greater percentage of its net revenue are made. Accordingly, we foresee an impact mainly from negative developments in the political, regulatory and economic conditions in Mexico.

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

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine.

Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.  Global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine.  On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported.  Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, increase in our energy and other input costs, and supply chain interruptions.  We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business.

Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system.  Additional potential sanctions and penalties have also been proposed and/or threatened.  Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results.  The extent and duration of the military action, sanctions and resulting market disruptions are difficult to predict, but could be substantial.  Any such disruptions may also magnify the impact of other risks described in this Annual Report.

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

In 2021, we analyzed the financial impact derived from the effects of COVID 19 on us. Because the products that we produce and the markets that we serve are considered essential, there were no significant adverse effects on our financial position and consolidated financial performance. As of the date of this annual report, we do not believe that we should substantially modify our budgets and/or financial projections or recognize significant losses in the valuation of our monetary and non-monetary assets. However, there is no guarantee that the COVID-19 pandemic will not have an adverse effect on our financial position, results of operations or cash flows if significant disruptions to the national and global economy continue into future periods. In addition, in the case of a shutdown involving Bachoco, any of our subsidiaries or our customers, we may be unable to meet the needs of our customers for an unknown period of time, which could adversely affect our business, financial condition and results of operations.

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

Our derivative risk management activities could result in financial losses.

We routinely enter into financial derivatives transactions as part of our risk management activities, and losses from exposures thereof could result in a material adverse effect on our business, financial condition and results of operations.

As part of our treasury operations, we trade various financial instruments, including currency and commodities, such as corn, soybean mean, soybean oil and related derivatives. As a result of these operations, we are exposed to numerous factors that are beyond our control, including overall market trading activity, foreign exchange fluctuations, volatility on the commodity market the credit risk of our counterparties and general market volatility. In addition, we could be exposed to a number of risks related to the movement of market prices in the underlying instruments to these derivatives transactions, including the risk of unfavorable market price movements relative to its long or short positions, a decline in the market liquidity of the related instruments, volatility in market prices, or foreign currency exchange rates relating to these positions, and the risk that the instruments with which we choose to hedge certain positions do not track the fair value of those positions. If we incur any losses from these exposures, it could have a material adverse effect on our business, financial condition and results of operations.

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

Also, it is uncertain how markets will react in the short- and medium-term as a result of the March 25, 2022 announcement by a vehicle of the Robinson Bours family of its intention to initiate a process to launch a voluntary tender offer for up to all of the outstanding shares of Bachoco, including shares represented by ADRs, which are not owned directly or indirectly by such shareholders or their affiliates, representing approximately 27% of the outstanding capital of Bachoco. See “––History and Development of the Company––Tender Offer”.

The market value of our securities may also be affected by economic and market conditions prevailing in any other country, although economic conditions in such countries may differ significantly from economic conditions in Mexico. Investors’ reactions to developments in any of these other countries may have an adverse perception and, consequently, the market value of our securities may be adversely affected by events elsewhere.

Moreover, global developments, including the recent Russian invasion of Ukraine, the medium-term relationship between the United States and China, uncertainty over government instabilities in Europe, and other local geopolitical risks, have all recently generated uncertainty in global capital markets, and United States and European stock markets have seen increased price volatility. We cannot predict how these developments will evolve and whether or to what extent they may affect Mexican capital markets and, consequently, us. The materialization of these political risks may affect global growth and decrease investors’ interest in assets from Mexico, which may materially and adversely affect the market price of our preferred shares, including in the form of ADRs.

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

The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. This annual report and the exhibits thereto and any other document we file pursuant to the Securities Exchange Act E of 1934, as amended (the “Exchange Act”) may be viewed on the SEC Internet site (http://www.sec.gov) and on our website (https://corporativo.bachoco.com.mx/). However, the content of our website is not incorporated by reference into this annual report.

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

In September 1997, we began trading on the Mexican Stock Exchange (or “BMV”) and on the NYSE, through our ADR Level III Facility.

Furthermore, in December 1999, we acquired Campi. With this acquisition we entered the chicken market in the South of Mexico, starting a new business line selling balanced feed to third parties. In 2001, we established our sixth productive complex in the city of Gomez Palacio, located in the Northeast of Mexico.

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

In 2009, we made diverse business agreements with companies located at the Northeast of Mexico. Specifically, to improve capacity and efficiency in our Northeast production complex headquartered in Monterrey, we: (i) acquired the assets of a balanced feed mill and a soybean processing plant from Productora de Alimentos Pecuarios de Nuevo León; (ii) acquired the assets of a chicken processing plant from Avi Carnes Monterrey; (iii) entered into agreements to rent breeder farms and egg incubation plants from Reproductoras Asociadas, and one-day-old breeder capacity farms and egg incubation plants from Producción Avicola Especializada; and (iv) made arrangements with contract growers to acquire their inventories.

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

On January 24, 2022, the Company acquired 100% of the shares of RYC Alimentos "RYC", a company dedicated to multiprotein processing and marketing with production centers in the state of Puebla, Mexico at a purchase price of $1,251.5 million. The agreement contemplates the acquisition of 2 plants located in Puebla, Puebla, as well as approximately 21 stores located across four United Mexican States (Puebla, Oaxaca, Veracruz and Tlaxcala).

Tender Offer

On March 25, 2022, a vehicle (the “Offeror”) in which current Bachoco shareholders of the Robinson Bours family participate, communicated to Bachoco’s Board of Directors its intention to initiate the process to launch a voluntary tender offer for up to all of the outstanding shares of Bachoco, including shares represented by ADRs, which are not owned directly or indirectly by such shareholders or their affiliates, representing approximately 27% of the outstanding capital of Bachoco. The tender offer is expected to take place concurrently in Mexico and the United States at a purchase price of $81.66 Mexican pesos per share. This price constitutes a premium of 20% relative to the average price of Bachoco shares over the last 30 trading days as of the date of the announcement on the Bolsa Mexicana de Valores, S.A.B. de C.V. (“Bolsa Mexicana de Valores”).

The tender offer shall be subject to various corporate and regulatory requirements, including registration before the Mexican Securities Market, filing with the SEC and authorization of the Board of Directors of Bachoco. Subsequent to the tender offer closing, the offeror intends to delist the outstanding shares on the markets where its shares are listed, including the NYSE and the Bolsa Mexicana de Valores, and to deregister the shares under the Securities Exchange Act of 1934, as amended.

We expect that the offeror will submit the appropriate documents to the relevant securities authorities describing all of the relevant terms and conditions of the voluntary public offering. The Board of Directors shall resolve the initiation of the tender offer in accordance with Bachoco’s bylaws and the members of the Board of Directors shall opine on the offer price within the ten business days following the launch of the tender offer pursuant to applicable legal provisions.

Purchases of property, plant and equipment

We finance most of our capital expenditures with resources generated by our operations.

The following is a summary of the capital expenditures incurred by the Company during the periods covered by this Annual Report with the amounts having been computed under IFRS.

In 2021, we made purchases of property, plant and equipment of $3,479.5, which were mainly allocated towards organic growth and productivity projects.

In 2020, we made purchases of property, plant and equipment of $2,752.3, which were mainly allocated towards productivity projects, the replacement of part or our transportation fleet and other equipment across our facilities, as well as our organic growth plans.

In 2019, we made purchases of property, plant and equipment of $2,069.3, which were mainly allocated towards our organic growth plans, productivity and upgrading bottle necks in different parts of our process.

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

We are the leader in the Mexican poultry industry, and , according to WATTPoultry, one of the largest poultry producers globally. In 2011, we entered the U.S. chicken market through our acquisition of OK Foods.

In Mexico, our core business is poultry (chicken and egg products), but we also produce and sell a wide range of other products, which we refer to as “others,” including, among others, balanced feed, pet food, pork, beef and turkey value-added products, one day old breeders and chicks, as well as a laboratory that produces vaccines for the poultry industry and other similar industries.

Net revenue generated by these other product lines, except for balanced feed/pet food and pork net revenue, each on an individual basis, do not represent more than 1.0% of our net revenues.

In the United States, we produce and distribute only chicken products.

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

The following table sets forth, for each of the periods indicated, our net revenues by main product lines as a percentage of total net revenues, as of December 31, 2021, 2020 and 2019:

NET REVENUES BY OPERATING SEGMENTS

In millions of pesos, for the year ended December 31,	2021		2020		2019
	$	%	$	%	$	%
Net Revenues	81,699.1	100	68,792.0	100	61,655.2	100
Poultry	71,647.7	87.7	61,323.9	89.1	55,653.0	90.3
Others	10,051.3	12.3	7,468.1	10.9	6,002.2	9.7

Our poultry operating segment is our largest product line in terms of revenue. Within our poultry operating segment, our main product lines are chicken and eggs, which are described in more detail in the following paragraphs.  Our “Others” segment corresponds to operations of swine, balanced feed for animal consumption and other by-products that do not meet the quantitative thresholds to be considered as reportable segments.

Overview of the Chicken Industry in Mexico

According to the UNA, chicken products are the main source of protein consumed in Mexico.

According to the UNA, Mexico is among the ten main chicken producers worldwide, with an estimated production of 3,665.0 thousand tons of chicken meat in 2021, and a per capita consumption of 33.5 kilograms a year in 2021, which is an increase of 1.2% in comparison with per capita consumption in 2020.

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

According to the USDA, Mexico is a main destination for U.S. chicken exports.  Chicken imports from the U.S. have increased from 204.1 thousand tons in 2008 (when restrictions for leg quarters imports were phased out in January 2008) to approximately 575.1 thousand tons in 2021.  According to preliminary numbers, in particular, in 2021 total chicken imports increased 10.0% when compared to 2020.

Chicken products in Mexico are classified into six main categories: live, public market, rotisserie, supermarket broiler, chicken parts and value-added products. Bachoco operates in all of these categories. For a better understanding of the chicken market in Mexico, the following is a brief description of each category of chicken products:

●	Live chicken is sold live to small independent slaughtering operations or to wholesalers that contract with independent slaughtering operations for processing.
●	Public market chicken is a whole broiler presented either un-eviscerated or eviscerated, generally sold within 48 hours after slaughter. This product is sold to consumers without any packaging or brand identification.
●	Rotisserie chicken is a whole broiler presented eviscerated and ready to cook.
●	Supermarket chicken is a fresh whole broiler presented with the edible viscera packed separately.
●	Chicken cuts refers to cut-up fresh chicken parts sold wrapped in trays or in bulk principally to supermarket chains, the fast-food industry and other institutional food service providers.
●	Value-added products refer mainly to cut-up fresh chicken parts with value-added treatment like marinating, breading and individual quantity frozen.

While we operate in all six of these chicken categories, our product mix varies from region to region, reflecting different consumption and distribution patterns.

NET REVENUE AND VOLUME OF CHICKEN BY CATEGORY

	Industry /	Bachoco /	Bachoco /
In 2021	volume(1)	volume	net revenue
Live	n/a	39%	33%
Public market	n/a	10%	10%
Rotisserie	n/a	27%	27%
Supermarket	n/a	4%	4%
Chicken parts	n/a	15%	16%
Value-added products	n/a	5%	10%

	Industry /	Bachoco /	Bachoco /
In 2020	volume(2)	volume	net revenue
Live	40%	41%	34%
Public market	8%	11%	11%
Rotisserie	35%	26%	27%
Supermarket	3%	4%	4%
Chicken parts	10%	13%	15%
Value-added products	4%	5%	9%

	Industry /	Bachoco /	Bachoco /
In 2019	volume(2)	volume	net revenue
Live	38%	39%	31%
Public market	8%	11%	11%
Rotisserie	37%	28%	29%
Supermarket	4%	4%	4%
Chicken parts	10%	13%	15%
Value-added products	3%	5%	10%

(1)	Industry information for 2021 is not available as of the date of this Annual Report.
(2)	Source: UNA.

Overview of the Chicken Industry in the U.S.

According to the USDA and the UNA, chicken is the main protein consumed in the U.S., but, unlike in Mexico, most of the chicken is sold by producers in cuts, and the cuts are mainly sold frozen and with value-added (approximately 90%). This is due to a large increase in demand for the three main components of chicken: the breast, wing, and leg quarters.

According to the National Chicken Council, and the USDA the U.S. is the world’s largest producer of chicken. Its annual production is estimated at 20.3 million tons or 44.9 billion pounds in 2021. This represents a 0.7% increase over the 20.2 million tons produced in 2020, with per capita consumption among the highest worldwide, per annum, estimated at 43.8 kilograms (around 96.5 pounds).

The U.S. chicken industry is substantially consolidated and vertically integrated. Most producers of chicken use state-of-the-art technology in their processes. It is estimated that the three main chicken producers account for 53.1% of the total chicken production in the U.S.

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

Brazil and the U.S. are the main exporters of chickens worldwide, and their main destinations are Mexico, Cuba and China, among other countries.  We estimate that our market share is around 1.8% in the U.S.

Overview of the Egg Industry in Mexico

According to the UNA, Mexico has the largest per capita consumption of eggs (or “table eggs”) in the world.

There is an estimated per capita consumption of around 24.1 kilograms for 2021, a 1.7% increase when compared to 23.1 kilograms in 2020.

Mexico’s 2021 annual egg production is estimated at 3,008.2 million tons, an increase of 2.9% as compared to 2,923.3 million tons produced in 2020.

When compared to other protein sources, eggs are among the cheapest sources of protein in Mexico.  The egg industry is more fragmented than the chicken industry.

Table eggs in Mexico are classified in three main categories:  bulk, packaged and processed.

●	Bulk is distributed in large 360-egg cases.
●	Packaged is branded packages of mainly 12, 18, 24 or more eggs.
●	Processed is liquid or powdery eggs used mainly by the bakery industry.

Bachoco participates in the bulk and packaged categories of eggs but does not participate in the processed egg market.

We estimate that we are the second largest producer of table eggs in Mexico. In 2021, we produced approximately 5.3% of the total eggs produced in Mexico measured in tons. We sell both brown and white eggs. We estimate that we are the largest producer of brown eggs in Mexico, and the largest marketer of packaged eggs with brand identification.

In 2021, 2020 and 2019, the volume sold in the table eggs category in the Mexican industry and by the Company was:

NET REVENUE AND VOLUME OF EGG BY CATEGORY

	Industry /	Bachoco /	Bachoco /
In 2021	volume(1)	volume	net revenue
Bulk	n/a	24%	22%
Packaged	n/a	76%	78%
Processed	n/a	0%	0%

	Industry /	Bachoco /	Bachoco /
In 2020	volume(2)	volume	net revenue
Bulk	77%	26%	23%
Packaged	15%	74%	77%
Processed	8%	0%	0%

	Industry /	Bachoco /	Bachoco /
In 2019	volume(2)	volume	net revenue
Bulk	77%	28%	24%
Packaged	15%	72%	76%
Processed	8%	0%	0%
(1)	Industry information for 2021 is not available as of the date of this report.
(2)	Source: UNA.

Overview of the Balanced Feed Market in Mexico

According to CONAFAB, Mexico is among the ten biggest producers of balanced feed worldwide.

According to CONAFAB, it is estimated that 38,857 thousand tons of balanced feed were produced in Mexico in 2021, a 2.5% increase from 37,925 thousand tons of balanced feed produced in 2020.

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

In 2021, CONAFAB estimated that the production mix between commercial and integrated was about 39.0% and 61.0%, respectively. This mix has not changed much over the last several years.

The following table sets forth, for each of the periods indicated, our net volume sold of balanced feed:

BALANCED FEED VOLUME SOLD

		Bachoco’s	Estimated
Thousands of tons	Production(1)	Production	Market Share
2021	15,173	479	3.2%
2020	14,712	478	3.2%
2019	14,327	492	3.4%

(1)CONAFAB estimates.

Seasonality Effects

The poultry industry worldwide is very susceptible to price changes in its main raw materials, such as corn, soybean meal and sorghum. As a result, the industry is characterized by cyclical periods of higher profitability leading to overproduction followed by periods of lower prices and lower profitability.

Our net revenue is moderately seasonal in Mexico.  Generally, we experience the highest levels of net revenue in the second and fourth quarters due to higher chicken consumption during the holiday seasons.

As for our net revenue in the U.S., there is slightly less seasonality due to the mix of products offered in the market, but breast meat prices are typically higher in the second and third quarters and wings are more in demand in the first and fourth quarters.

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

In Mexico, domestic crops are limited, therefore a large percentage of our raw materials are imported from the U.S. In 2021, in terms of volume, we bought approximately 20.7% of our total grain from the domestic market and the remaining 79.3% from the U.S.

Marketing Channels Used by the Company

Marketing and Distribution of Chicken Products in Mexico

We have developed an extensive distribution system to participate in all the existing distribution channels mainly of chicken and egg products. We consider our distribution system one of the Company’s strengths, where we have developed extensive expertise and knowledge of the business.

We participate and operate in all the following marketing channels:

●	Live Chicken. Unlike most other countries, Mexico has a large marketing channel of live chicken, which mainly operates in the central and southern regions of Mexico.
●	Wholesalers. Large percentages of our chicken net revenue operate via wholesalers. The main products marketed in this channel are live and public market chicken, as well as rotisserie. We do not have exclusive supply agreements with our customers.
●	Institutional. We sell a large amount of product to institutional customers. We mainly sell chicken cuts and rotisserie chicken in the institutional channel. Success in supplying the institutional channel depends on consistency and good service, and only larger producers with more modern processing facilities and distribution capacity can compete in this market.
●	Supermarket. We sell cuts and value-added products as well as supermarket chicken types through supermarket channels or convenience stores. In this channel we emphasize our brand image as well as our superior service, reinforced by frequent delivery to ensure freshness, to build consumer’s loyalty.
●	Retail. A wide range of products are sold under this marketing channel that goes from the live chicken to value-added or public market and supermarket chicken type. The Company supplies several points of sale that directly sell these products to the customers.

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

We have designed our egg distribution system to transport eggs from our laying farms to customers in all sales regions.

●	Wholesalers. We sell eggs in bulk; these wholesalers operate mainly in central Mexico. This product is sold to consumers mainly by kilogram and not by unit.
●	Institutional. We sell eggs in bulk in this institutional marketing channel.
●	Supermarket. We sell eggs packaged with brand identification and a large number of presentation patterns in packages of 12, 18, 24 or more eggs.
●	Retail. We distribute eggs directly to customers in packages with brand identification.

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

Patents, Licenses and Other Contracts

At the end of 2021, we owned a total of 810 industrial and intellectual intangible assets as described below:

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

We own the rights to a wide range of brands that we use to market our products. Most of these rights are renewed every ten years.

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

The U.S. chicken exports to Mexico have substantially increased since applicable restrictions on such imports have recently phased out.  However, this development does impact the Mexican market for chicken because neither we, nor any other Mexican chicken producer, are yet able to export similar products to the U.S.  Our production complex in the U.S. exports chicken products to several countries such as Mexico Puerto Rico, Guatemala and Bahamas, among others, and therefore it is subject to various laws and regulations that apply in each of these countries.

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

Environmental and Sanitary Regulation

The chicken industry is subject to government regulation in the health and environmental safety areas, including provisions relating to water, air pollution and noise control. Below is a description of the principal laws and administrative authorities in these areas in Mexico and the U.S.:

●	Mexico. The Servicio Nacional de Sanidad Inocuidad y Calidad Alimentaria (Mexican Sanitary Authority or “SENASICA”), the Ley General de Equilibrio Ecológico y Protección Ambiental (General Law of Ecological Balance and Environmental Protection) and the Secretaría del Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources or “SEMARNAT”).
●	The United States. The USDA, the Centers for Disease Control, the Environmental Protection Agency (or “EPA”), the U.S. Department of Homeland Security (or “DHS”) and the U.S. Department of Labor (or “DOL”).

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

Material Advances in Environmental, Social and Governance (ESG)

We have redesigned our code of ethics to encompass a global approach throughout our business lines, in addition to consolidating social measures to raise awareness of these changes among our employees.

We have a team of more than 31,000 talented and committed people who, every day, help us to maintain our leadership within the industry and motivate us to continue achieving milestones in every area.  In order to recognize the value that each of our employees brings to the company, we offer them best-in-class working conditions, as well as opportunities for continuing education, helping them grow both professionally and personally.  We have bolstered our prevention protocols and measures in conjunction with a team of healthcare professionals to ensure business continuity and guarantee the safe return to work for all our employees.  In addition, in connection with the COVID-19 pandemic, we have also created internal communication campaigns dealing with prevention, in addition to rolling out measures to promote and facilitate the vaccination of our employees.  By the end of 2021, 74% of our employees were fully vaccinated against COVID-19.

We are responsible for looking after the environment because this is where the vast majority of our resources come from.  To do so, we promote strategies to ensure these resources are used properly, in addition to streamlining the environmental performance of our operations.  Some measures we have taken include the adoption of materials and technologies that help us to mitigate the environmental impact we have in the areas of waste, water and emissions.  We have also reaffirmed our commitment to the “Five Freedoms of Animal Welfare” at all our farms. We have decreased the amount of plastic we use by 20 tons by rolling out a new laminated film for our packaging.

We forge partnerships with a wide range of organizations in order to join forces to create programs that boost nutrition and healthy eating while driving social development and engagement with the communities in which we operate.  In particular, the Bachoco Nourishing Together Half Marathon has helped us have a positive impact on a number of areas.  Through this race, we raise funds to help tackle food security issues in Mexico, in addition to promoting healthy eating habits and sports.

C.          Organizational Structure

The Company is a holding company with no operations other than holding the stock of its subsidiaries. Our main operating subsidiaries are BSACV and Bachoco USA (the holding company for OK Foods), which own our main operating assets.

In 2021, our subsidiary BSACV accounted for 70.7% of consolidated total assets and 62.5% of total consolidated net revenue and our subsidiary Bachoco USA, accounted for 14.1% of consolidated total assets and 25.1% of total consolidated net revenue.

All of our subsidiaries are directly owned by us in the percentages listed below. The following table shows our main subsidiaries as of December 31, 2021, 2020 and 2019:

PERCENTAGE EQUITY INTEREST

Subsidiary	Country	2021	2020	2019
Bachoco, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco USA, LLC. & Subsidiary	U.S.	100.00	100.00	100.00
Campi Alimentos, S.A. de C.V.	Mexico	99.99	99.99	99.99
Induba Pavos, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco Comercial, S.A. de C.V.	Mexico	99.99	99.99	99.99
PEC LAB, S.A. de C.V.	Mexico	64.00	64.00	64.00
Aviser, S.A. de C.V.	Mexico	—	99.99	99.99
Operadora de Servicios de Personal, S.A. de C.V.	Mexico	—	99.99	99.99
Secba, S.A. de C.V.	Mexico	—	99.99	99.99
Servicios de Personal Administrativo, S.A. de C.V.	Mexico	—	99.99	99.99
Sepetec, S.A. de C.V.	Mexico	—	99.99	99.99
Wii kit RE LTD.	Bermuda	100.00	100.00	100.00
Proveedora La Perla S.A. de C.V.	Mexico	100.00	100.00	100.00
Sonora Agropecuaria, S.A. de C.V.	Mexico	54.84	54.80	n.a.

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

Aviser, S.A. de C.V., Operadora de Servicios de Personal, S.A. de C.V., Secba, S.A. de C.V., Servicios de Personal Administrativo, S.A. de C.V. and Sepetec, S.A de C.V. until July 2021, were engaged in providing administrative and operating services rendered to their related parties. Derived from the requirements of the Labor Reform in Mexico, in July 2021 these companies merged with Bachoco, S.A. de C.V., which subsisted as a merging company, acquiring all the debts and responsibilities of the merged companies, subrogating the merged company in all its commercial, civil, labor, fiscal rights and obligations and of any other nature without exception.

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

We own most of our facilities, own around 79.4% of our farms and lease a limited number of other farms and sales centers. We also employ a network of contract growers.

The following table indicates Bachoco’s production facilities and the number of each type of facility, both in Mexico and the U.S., as of December 31, 2021:

BACHOCO’S FACILITIES

	Number of Facilities:
Facilities	In Mexico	In The U.S.
Chicken breeding farms	127	207
Broiler grow-out farms	501	213
Broiler processing plants	7	2
Hatchery	20	2
Egg production farms	129	—
Feed mills	21	2
Further process plants	4	5
Swine farms	35	—
Swine processing plants	2	—

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

We process around 12.1 million chickens per week and our laying farms produce around 13.4 thousand tons of commercial eggs each month.

Six of the twenty one feed mill plants in Mexico, are dedicated to the production of balanced feed for sales to third parties and the remaining fifteen are dedicated mainly to internal consumption.  We produce around 40 thousand tons of balanced feed per month for sale to third parties.

In our swine processing plants we process around 13,250 hogs per week.

We own other facilities, including two poultry manure-processing plants. We also own a laboratory that produces vaccines for the poultry industry, which we mainly use for internal purposes, but we also sell some vaccines to third parties.

Expansion, Construction or Issues Related to Our Facilities in Mexico

On January 24, 2022, the Company acquired 100% of the shares of RYC Alimentos "RYC", a company dedicated to multiprotein processing and marketing with production centers in the state of Puebla, Mexico at a purchase price of $1,251.5 million. The agreement contemplates the acquisition of 2 plants located in Puebla, Puebla, as well as approximately 21 stores located across four United Mexican States (Puebla, Oaxaca, Veracruz and Tlaxcala).

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

See Note 4 of our Audited Consolidated Financial Statements for more detail.

Bachoco’s Facilities in the U.S.

We have facilities across the River Valley area in Arkansas, Oklahoma, Alabama and Georgia. We process around 2.6 million chickens per week in those facilities. Our offices are in Fort Smith, Arkansas. Our slaughter and deboning plants and feed mills are located in Fort Smith, Arkansas and in Heavener, Oklahoma. We have further-processing plants to produce value-added chicken products in Fort Smith, Oklahoma City, Muldrow, Oklahoma and in Alabama; hatcheries in Heavener and Stigler, Oklahoma; broiler research farms, in Greenwood, Arkansas and Hartford, Arkansas; and our cooler storage and distribution center in Muldrow, Oklahoma.

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

Year 2021 Overview

The outbreak of COVID-19 was first reported on December 31, 2019 in Wuhan, Hubei Province, China.  From Wuhan, the disease spread rapidly to other parts of China, as well as other countries, including Mexico and the United States, growing into a global pandemic, as declared by the World Health Organization. Since the outbreak began, the world has faced an unprecedented situation with social and macroeconomic dynamics being drastically and negatively affected.  At Bachoco, we observed impacts related to our operations, customers and our people. However, we believe that we worked very diligently in adapting to the requirements of the new environment and in 2020 established a COVID-19 Executive Committee, both in Mexico and the U.S., which coordinated our response to the COVID-19 pandemic in order to mitigate risks as much as possible. This allowed us to put in place timely actions to keep running our operations in a safe manner.

On a global level, we are continuing to experience the impacts of the COVID-19 pandemic. In particular, variants and their peak waves of contagion have challenged economies across the world. During 2021, the start of the global vaccination campaign and the better knowledge about COVID-19 allowed countries to manage the disease better and enabled the reactivation of some economic and social activities and, in general, generated an increased expectation of an eventual return to life as it was known before the outbreak of COVID-19. Nonetheless, authorities in Mexico and the United States have continued to impose restrictive measures on mobility and economic reopening, although greater flexibility was undoubtedly observed in the past year or so. This has led to greater economic activity even in non-essential sectors.

During 2021 and 2020, our management performed an analysis to measure the financial impact on the Company derived from the possible effects of COVID-19, which included the following:

●	Review of potential impairment of non-financial assets (including goodwill, right-of-use assets and property, plant and equipment): Based on medium and long-term projections, a possible impairment in goodwill has not been identified in the Company’s long-lived assets, except for intangible assets where an impairment of $5.5 million was recognized in its U.S. subsidiary in 2021.
●	Inventory valuation: The Company has not observed a deterioration in the price of its chicken and egg products. Furthermore, the Company’s business qualified as an essential activity and thus has kept operations working normally, reinforcing sanitary measures in all work centers, and fulfilling its commitments to its customers. During 2020, the hotel sector was the most affected in sales volume due to the fact that it was not possible to reach pre-COVID-19 pandemic occupancy levels. However, the Company was able to largely divert sales volumes that had been destined to the hotel sector to other industries, such as self-services, rotisserie chains, public market and live chicken. During 2021, the hotel sector improved, but without yet reaching pre-COVID-19 pandemic levels.
●	Acquisition of raw materials: Even when there was volatility in the U.S. dollar vs. Mexican peso exchange rate, the prices of the main raw materials the Company requires to operate, such as corn and soybean paste, were not affected in terms of cost and supply as a result of the COVID-19 pandemic. With respect to some other raw materials, the Company did experience delays in shipments mainly due to logistical problems of ships in China’s ports. However, this did not significantly affect the Company's production activities.
●	Provision for expected losses: In both 2021 and 2020, the Company’s management determined that the allowance for doubtful accounts was sufficient to support an increase in credit risk for certain clients. Nonetheless, during certain months of 2021 and 2020, the level of the Company’s accounts receivable portfolio increased based on agreed terms and continues to be recovered according to payment plans.
●	Measurement at fair value: The Company continued its policy that investments recognized at fair value considered all relevant market factors for their proper valuation.
●	Breaches of agreements: The Company fulfilled its commitments to suppliers and customers due to the fact that, as mentioned above, as its operations qualify as an essential activity, it has maintained its operations working normally, complying with the health protocols established by the competent authorities.
●	Going concern: The Company’s business operations qualified as an essential activity in the markets it operates in, thus allowing it to continue to operate normally with full operations in its farms, plants, distribution centers, logistics, supply chain and offices, despite working remotely partially in some of its corporate locations. The Company’s management has also implemented strict additional measures to guarantee the well-being of its clients, suppliers and workers, as well as the quality and safety of its products, working in coordination with the health authorities and attending to all the recommendations issued by them.
●	Labor relations: The Company’s labor relations have not been affected and no changes were made to contractual agreements with employees, given that the Company continues to operate normally.
●	Liquidity risk management: The Company has sufficient liquidity to continue meeting its current and long-term commitments.
●	Insurance recoveries related to business interruptions: The Company has insurance policies to cover business continuity. However, these policies have not been used to date, and are not expected to be used, because the Company has continued to operate normally as it is considered to be an essential activity.

●	Income tax considerations: So far, no adverse tax impact has been taken, and non is anticipated, as a result of the COVID-19 pandemic.

As the products that the Company produces and its industry is considered essential, there have been no significant adverse effects on the Company’s consolidated position and financial performance resulting from the COVID-19 pandemic thus far.

As the date of issuance of this Annual Report, the Company does not consider that it should substantially modify its budgets and/or financial projections or recognize significant losses in the valuation of its monetary and non-monetary assets. However, there is no guarantee that in the future the Company’s financial situation could not be affected if the negative effects of the COVID-19 pandemic to the national and global economy are significantly altered.

Moreover, 2021 was a challenging year for our industry in terms of raw material cost.  For the full year we observed an approximate 40% increase in grain prices and an approximate 30% increase soybean meal prices, both as compared to 2020. These increases led to higher feed cost and higher cost of sales.

Macroeconomic Conditions in Mexico

In 2021 Mexican macroeconomic conditions showed some improvements as compared to 2020, as the COVID-19 pandemic seemed to be under control, massive lockdowns were gradually lifted, individuals and companies returned to normal activities and the vaccination process advanced around the globe.  GDP in 2021 grew 4.8% after the negative 8.2% growth of 2020 in the first year of the COVID-19 pandemic. In addition, the Mexican peso appreciated 5.6% on average against the U.S. dollar. On the other hand, however, reported inflation rate was high, 7.36%, when compared to the 3.15% of 2020.

According to UNA estimates, in 2021, the volume of chicken in Mexico grew by approximately 2.0%, which is in line with normalized levels, while the production of eggs is estimated to increase by approximately 2.9%.

Operating Performance

All figures discussed below are information for 2021, with comparative figures of 2020 and 2019 prepared in accordance with IFRS and presented in millions of pesos unless otherwise indicated. This information should be read in conjunction with our Audited Consolidated Financial Statements.

The following table sets forth selected components of our results of operations for each of the periods indicated:

PRINCIPAL STATEMENT OF PROFIT OR LOSS DATA AND OTHER COMPREHENSIVE ITEMS

In millions of pesos, except per share and share amounts for the years ended December 31,	2021	2020	2019
	$	$	$
Net revenues	81,699.1	68,792.0	61,655.2
Cost of sales	68,356.7	57,707.6	51,557.4
Gross profit	13,342.4	11,084.4	10,097.9
General, selling and administrative expenses	7,127.8	6,420.4	6,116.6
Other income (expenses), net	(322.8)	(362.5)	(4.7)
Operating income	5,891.9	4,301.5	3,976.5
Net finance income	849.9	882.2	381.3
Income tax	1,807.6	1,211.6	1,125.0
Profit attributable to controlling interest	5,065.6	3,935.7	3,219.9
Profit attributable to non-controlling interest	(131.5)	36.4	12.9
Profit for the year	4,934.1	3,972.1	3,232.8
Basic and diluted earnings per share(1)	8.45	6.56	5.37
Basic and diluted earnings per ADR(2)	101.36	78.74	64.40
Dividends per share(3)	1.420	1.320	1.400
Weighted average shares outstanding(4)	599,730	599,818	599,972
(1)	Basic and diluted earnings per share are calculated based on the weighted average number of basic and diluted shares and presented in pesos. No potentially dilutive shares exist in any of the years presented, for which reason, basic and diluted earnings per share are the same.
(2)	Each ADR represents twelve shares. Earnings per ADR are presented in pesos.
(3)	Dividends per share have been computed by dividing the total amount of dividends paid by the weighted average shares outstanding and are presented in pesos.
(4)	In thousands of shares.

Operating Results 2021 vs 2020

The following table sets forth, for each of the periods indicated, our net revenues by main product lines as a percentage of total net revenues, in each period:

NET REVENUES BY OPERATING SEGMENTS

In millions of pesos	2021		2020		Change
	$	% net revenue	$	% net revenue	$	% net revenue
Net Revenues	81,699.1	100.0	68,792.0	100.0	12,907.1	18.8
Poultry	71,647.7	87.7	61,323.9	89.1	10,323.9	16.8
Others	10,051.3	12.3	7,468.1	10.9	2,583.2	34.6

In millions of pesos	2021		2020		Change
	$	% net revenue	$	% net revenue	$	% net revenue
Net Revenues	81,699.1	100.0	68,792.0	100.0	12,907.1	18.8
In Mexico	61,338.5	75.1	49,303.2	71.7	12,035.3	24.4
In the U.S.	20,360.6	24.9	19,488.8	28.3	871.8	4.5

NET REVENUES BY GEOGRAPHY

Net Revenues

In 2021, net revenue totaled $81,699.1 million, $12,907.1 million or 18.8% more than the $68,792.0 million reported in the same period in 2020.  The net revenue increase is mainly attributed to:

●	an increase net revenue of poultry products of 16.8% in 2021 as compared to 2020, mainly as a result of an 17.0% increase in poultry prices, which was partially offset by a decrease of 0.2% in volume sold. The increase in prices was observed both in Mexico and the U.S.
●	an increase in net revenue of the “others” segment of 34.6% in 2021 as compared to 2020, mainly as a result of a 29.8% increase in price and a 4.8% increase in volume sold.

In 2021, net revenue of our U.S. operations represented 24.9% of our net revenue, compared with 28.3% in 2020.

The following table sets forth a breakdown of our cost of sales for each of the periods indicated:

COST OF SALES

In millions of pesos	2021		2020		Change
	$	% net revenue	$	% net revenue	$	%
Cost of sales	68,356.7	83.7	57,707.6	83.9	10,649.1	18.5
Poultry	59,195.3	72.5	51,165.7	74.4	8,029.6	15.7
Others	9,161.4	11.2	6,541.9	9.5	2,619.5	40.0

Our total cost of sales increased $10,649.1 million or 18.5% in 2021, when compared to 2020.  This increase was mainly attributable to higher unit cost related to higher raw material prices in peso terms given the significant increase in corn and soybean meal prices in U.S. dollar terms.

The largest single component of our cost of sales is the cost related to our balanced feed raw materials, which has accounted for approximately 67% of our total cost of sales in the last three years.  The main components of our balanced feed raw materials are corn, sorghum and soybean meal and all of the components of raw materials are subject to high volatility caused by supply, weather conditions and exchange rates, among others.

Besides balanced feed costs, the cost of sales includes other factors such as salaries and wages and energy costs.  These two factors represented approximately 9% and 4% of our total cost of sales, respectively.

There are many other factors with much smaller contributions to the overall cost of sales.  All of these secondary factors individually registered immaterial changes from 2021 to 2020.

GENERAL, SELLING AND ADMINISTRATIVE EXPENSES

In millions of pesos	2021		2020		Change
	$	%/net revenue	$	%/net revenue	$	%
Total SG&A	7,127.8	8.7	6,420.4	9.3	707.4	11.0

In 2021, general, selling and administrative expenses totaled $7,127.8 million, compared to the $6,420.4 million reported in 2020, representing an increase of $707.4 million or 11.0%. Approximately 1% of this increase was attributable to more volume sold in our Others segment and the remaining due to a higher unit expense.  This increase was mainly related to higher cost of fuel and labor and traveling expenses.

In 2021 and 2020, our general, selling and administrative expenses represented 8.7% and 9.3% of net revenue, respectively. The main components that comprised our general, selling and administrative expenses in the past three years are the following:  freight and transportation equipment expenses (about 40%), labor (about 35%) and publicity (about 2%), with no significant variation in these percentages.

OTHER (EXPENSE) INCOME NET

In millions of pesos	2021		2020		Change
	$	%/net revenue	$	%/net revenue	$	%
Other (expense) income net	(322.8)	(0.4)	(362.5)	(0.5)	39.7	(11.0)

Other (expense) income includes mainly the gains and losses on sales of by-products, sales of hens, asset disposal and sales of unused fixed assets.

Other (expense) income net in 2021 is comprised of $1,076.6 million of other income, which was more than was offset by other expenses of $1,399.4 million, as compared to other income of $956.9 million and other expense of $1,319.4 million in 2020.  These results were primarily driven by an increase in cost of disposal of biological assets, raw materials, by-products and other, which was partially offset by an increase in our sales of biological asset scraps, raw materials and by-products.

OPERATING INCOME

In millions of pesos	2021		2020		Change
	$	%/net revenue	$	%/net revenue	$	%
Operating income	5,891.9	7.2	4,301.5	6.3	1,590.3	37.0

Operating income in 2021 totaled $5,891.9 million, an increase compared to the operating income of $4,301.5 million reached in 2020.  The increase in operating income was mainly due to higher prices in all of our operating segments and higher volume sold in Others, as described above.

The operating margin in 2021 and 2020 was 7.2% and 6.3%, respectively.

NET FINANCE INCOME

	For the year ended December 31,				Change
In millions of pesos	2021		2020		$	%
		% over		% over
	$	net revenue	$	net revenue
Net finance income	849.9	1.0%	882.2	1.3%	(32.3)	(3.7)
Financial income	1,117.4	—	1,173.5	—	(56.1)	(4.8)
Financial expense	267.5	—	291.3	—	(23.8)	(8.2)

In 2021, we reported net financial income of $849.9, a 3.7% decrease compared to net financial income of $882.2 million in 2020. The relatively small year-to-year variation was a result of a fairly stable exchange rate during 2021.

Financial income of $1,117.4 million in 2021 was mainly attributable to a $591.0 million of interest income and $519.8 million in foreign currency exchange gain.  This financial income was partially offset by a financial expense of $267.5 million, which was mainly driven by $136.0 million in interest expense and interest paid on leases and $130.0 million in other financial expenses.

For more details, see Note 29 to our Audited Consolidated Financial Statements.

TOTAL INCOME TAX

The following table sets forth our tax position for each of the periods indicated and is described in more detail in Note 21 to our Audited Consolidated Financial Statements included herein:

	For the year ended
	December 31,
In millions of pesos	2021	2020	Change
	$	$	$	%
Total income taxes (benefit) expense	1,807.6	1,211.6	596.0	49.2
Current income tax	1,790.6	1,321.0	469.6	35.5
Deferred income tax	17.0	(109.4)	126.5	n/a

In 2021, total income tax expense was $1,807.6 million, compared to income tax expense of $1,211.6 million in 2020.  This increase was mainly attributable to a $469.6 million increase in current income tax, which in turn was primarily due to an increase in our operating income in 2021.  On the other hand, deferred income taxes increased by $126.5 million, primarily due to increases in deferred tax liabilities related to prepaid expenses and inventories respectively; partially offset by a decrease on deferred tax assets related to accounts payable.

The effective income tax rate was 27.0% in 2021 and 23.0% in 2020.

PROFIT FOR THE YEAR

The following table sets forth our profit for the year for each of the periods indicated:

	For the years ended
	December 31,
In millions of pesos, except per share amounts	2021	2020	Change
	$	$	$	%
Profit for the year:	4,934.1	3,972.1	962.0	24.2
Profit attributable to Controlling interest	5,065.6	3,935.7	1,129.9	28.7
Profit attributable to Non-controlling interest	(131.5)	36.4	(167.9)	(460.9)
Basic and diluted earnings per share(1)	8.45	6.56	1.88	28.73
Net income per ADR(1)	101.36	78.74	22.62	28.73

(1)In pesos.

As a result of the factors detailed above, our profit for the year 2021 totaled $4,934.1 million, or $8.45 per basic and diluted share ($101.36 per ADR), which represents a $962.0 million or 24.2% increase compared to the $3,972.1 in profit of the year or $6.56 per basic and diluted share ($78.74 per ADR) reported in 2020.

Our consolidated net margin in 2021 was 6.0% compared to a consolidated net margin of 5.8% in 2020.

EBITDA RESULT

The following table shows reconciliation of EBITDA and EBITDA margin to consolidated net income for each of the periods indicated.

	For the years ended
	December 31,
In millions of pesos	2021	2020	Change
	$	$	$	%
Profit of the year	4,934.1	3,972.1	962.0	24.2
Income taxes	1,807.6	1,211.6	596.0	49.2
Net finance income	(849.9)	(882.2)	32.3	(3.7)
Depreciation and amortization	1,463.8	1,735.1	(271.3)	(15.6)
EBITDA result	7,355.7	6,036.7	1,319.0	21.8
EBITDA margin (%)	9.0%	8.8%	—	—

EBITDA result in 2021 and 2020 reached $7,355.7 and $6,036.7 million, respectively, representing an EBITDA margin of 9.0% and 8.8%, respectively.

Operating Results 2020 vs 2019

Information about our operating results for the fiscal year ended December 31, 2020 compared with the fiscal year ended December 31, 2019 is included in Item 5 of our 2020 Annual Report on Form 20-F, which is available via the SEC’s website at www.sec.gov and our website at https://corporativo.bachoco.com.mx/inversionistas/

Critical Tax and Accounting Policies

The following information is a summary of the fiscal and accounting policies that could materially affect the Company’s operations or investments.

Income Tax Year 2021

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

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act was enacted in the United States. The most significant provisions of the CARES Act that will materially affect the Company's accounting for income taxes include a five-year carryback allowance for taxable net operating losses generated in tax year 2018 through 2020 and a technical correction to the Tax Cuts and Jobs Act, enacted on December 22, 2017, that disallowed the carrying back of taxable net operating losses to offset prior years' taxable income. The deadline to request this refund is October 2022, and it is expected that the Company will request it before such date.

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

Assessments to determine the recoverability of deferred tax assets

On an annual basis, the Company prepares financial projections to determine if it will generate sufficient taxable income to utilize its deferred tax assets associated with deductible temporary differences, including tax losses and other tax credits.

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

Recently Adopted and New Accounting Pronouncements

In the current year, the Company adopted a series of new and amended IFRS issued by the IASB which went into effect on January 1, 2021, as it relates to its consolidated financial statements

Phase 2 of the interest rate benchmark reform (IBOR- Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

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

Its adoption had not material impact on the disclosures or the amounts reported in these consolidated financial statements.

Initial impact of concessions applied to Income under IFRS 16 due to issues related to COVID-19 after june30, 2021, amendment to IFRS 16

In March 2021, the IASB issued COVID-19 Related Rent Concessions beyond June 30, 2021 (amendment to IFRS 16). When the IASB published the amendments to IFRS 16 in May 2020, the lessor was allowed to apply the practical expedient of the rental concessions for any reduction in the payment of leases affecting the original payments before or as of June 30, 2021. Due to the nature of the COVID-19 pandemic, the amendment extended a practical expedient to apply those original payments before or on June 30, 2022.

The practical expedient allows a tenant to decide not to assess whether a COVID-19 related rent is a lease modification. A lessee who makes this election should account for any change in rent payments resulting from the granting of rents related to COVID-19 applying IFRS 16 as if the change were not a modification to the lease.

The practical file applies only to rental concessions that occur as a direct consequence related to COVID-19 and only if the following conditions are met:

●	The change in lease payments results in consideration that is substantially the same as, or less than, the lease consideration immediately prior to the change.
●	Any reduction in lease payments only affects payments due on or before June 30, 2022 (a rental concession meets this condition if it results in a reduction in payments before June 30, 2022 increases lease payments that extend beyond June 30, 2022); and
●	There is no substantive change in any other clause or condition of the lease.

The Company has not had any material impact for these amendments to IFRS 16 because it did not have any applicable rental concessions.

New IFRS issued but not yet effective

As of the date of these consolidated financial statements, the Company has not applied the following new and revised IFRS that have been issued but are not yet effective.

IFRS 17	Insurance Contracts
IFRS 10 and IAS 28 (amendments)	Sale or contribution of assets between an investor and its associate or joint venture
Amendments to IAS 1	Classification of liabilities as current or non-current.
Amendments to IFRS 3	Definition of a business
Amendments to IAS 16	Property, Plant and Equipment - before being used
Amendments to IAS 37	Onerous contracts - costs of fulfilling a contract
Annual improvements to IFRS 2018-2020 cycle	Amendments to IFRS 1 First adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases and IAS 41 Agriculture
Amendments to IAS 1 and the
IFRS practice statements 2	Disclosure of accounting policies
Amendments to IAS 8	Definition of accounting estimates
Amendments to IAS 12	Deferred taxes related to assets and liabilities arising from a single transaction.

See Note 2(g) of our Audited Consolidated Financial Statements for more details.

B.            Liquidity and Capital Resources

We are a holding company with no significant operations of our own, and we receive dividends from our operating subsidiaries from time to time. Our principal sources of liquidity are:

●	The net revenue of our products through our subsidiaries in the Mexican and U.S. markets;
●	Credit lines we use from time to time; as of December 31, 2021 and 2020, the unused credit lines of the Company totaled $9,935.4 million and $6,919.6 million, respectively. The Company did not pay any commission or charge for the unused credits.
●	The current Mexican bond issuance program available until August 2022. For more details, please refer to Item 12 (“Description of Securities Other than Equity Securities”) of this Annual Report.

Liquidity and Capital Resources 2021 vs 2020

TOTAL CASH, CASH EQUIVALENTS, INVESTMENT IN SECURITIES AND DERIVATIVES FINANCIAL INSTRUMENTS

	As of December 31,
In millions of pesos	2021	2020	Change
	$	$	$	%
Total cash, cash equivalents, and investment in securities and derivative financial instruments	20,776.8	19,242.3	1,534.5	7.9
Cash and cash equivalents	19,136.4	17,286.3	1,850.1	10.7
Investment in securities at fair value through profit or loss	10.8	1,018.3	(1,007.5)	(98.9)
Investment in securities at fair value through other comprehensive income	1,559.8	937.7	622.1	66.3
Derivative financial instruments	69.8	0.0	69.8	n/a

In 2021, cash and cash equivalents, investments in securities at fair value through profit or loss and through other comprehensive income totaled $20,776.8 million, $1,534.5 million or 7.9% more than the $19,242.3 million recorded in 2020, the increase was related to our improved operating results in 2021 as compared to 2020 and our strategy of having a mix of U.S. dollars and Mexican pesos in our portfolio (so that we are less susceptible to movements in the U.S. dollar/Mexican peso exchange rate).  Of this total amount, $174.0 million corresponded to cash and cash equivalents from our U.S. operations.

ACCOUNTS RECEIVABLE, NET

	As of December 31,
In millions of pesos	2021	2020	Change
	$	$	$	%
Total accounts receivable, net	5,108.2	4,366.0	742.1	16.9

In 2021 accounts receivable, net increased $742.1 million, or 16.9%, when compared to 2020.  This is mainly due to increases of $412.8 million in recoverable value-added tax and $390.5 million in trade receivables as a result of higher net revenue in 2021.

For more detail, please see Note 9 of the Audited Consolidated Financial Statements.

TRADE PAYABLE AND OTHER ACCOUNTS PAYABLE

	As of December 31,
In millions of pesos	2021	2020	Change
	$	$	$	%
Trade payable and other accounts payable	10,015.3	5,753.1	4,262.1	74.0

In 2021, trade payable and other accounts payable increased $4,262.1 million or 74.0% when compared to 2020.  This increase is mainly due to a $3,606.1 million in trade payables, an increase of $321.9 million in sundry creditors and expenses payable and an increase of $229.7 million in statutory employee profit sharing. These increases are largely related to the higher cost of raw materials, such as corn and soybean meal.

For more detail, please see Note 19 of the Audited Consolidated Financial Statements.

TOTAL DEBT

	As of December 31,
In millions of pesos	2021	2020	Change
	$	$	$	%
Total debt	1,993.9	2,518.0	(524.1)	(20.8)
Short-term debt and current portion of long-term debt	1,993.9	1,057.6	936.4	88.5
Long-term debt(1)	—	—
Short-term debt (Local bond issue)
Long-term debt (Local bond issue)	—	1,460.4	(1,460.4)	(100.0)

Includes notes payable to banks and current portion of long-term debt.

(1)Does not include current installments of long-term debt.

As of December 31, 2021, total debt was $1,993.9 million, a decrease of $524.1 million or 20.8% when compared to $2,518.0 million of total debt as of December 31, 2020.  This decrease was mainly due to a $39.0 million dollar loan becoming due in 2021.

As of December 31, 2021 and 2020, we had $0.0 million and $209.5 million in current portion of long-term debt, respectively.

Long-term debt to banks, excluding the current installments of long-term debt, as of December 31, 2021 and 2020 were $0.0 million and $1,460.4 million, respectively

The weighted average interest rates on long-term debt, for years 2021 and 2020 were 4.90% and 6.49%, respectively.

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

For details of maturity of our debt and the prevailing interest rates, see Note 18 of our Audited Consolidated Financial Statements.

WORKING CAPITAL

In millions of pesos	2021	2020	Change
	$	$	$	%
Working Capital	25,010.3	24,406.2	604.1	2.6
Total current assets	37,845.6	32,586.0	5,259.6	16.1
Total current liabilities	12,835.3	8,179.8	4,655.5	56.9

The working capital in the table above was calculated as current assets minus current liabilities.

In 2021, our working capital increased $604.1 million or 2.6% when compared to year 2020, due primarily to increases in our inventories and accounts receivable, net.

We believe our current level of working capital is sufficient for the regular course of our operations. Nevertheless, our working capital needs may be susceptible to change, as they depend mainly on the cost of our main raw materials, which affect our inventory cost, and on the amount of trade payable and other accounts payable. Our working capital can also change from one quarter to another as the cost of buying domestic raw material depends of the given harvest season.

Liquidity and Capital Resources 2020 vs 2019

Information about our liquidity and capital resources for the fiscal year ended December 31, 2020 compared with the fiscal year ended December 31, 2019 is included in Item 5 of our 2020 Annual Report on Form 20-F, which is available via the SEC’s website at www.sec.gov and our website at https://corporativo.bachoco.com.mx/inversionistas.

PURCHASES OF PROPERTY, PLANT AND EQUIPMENT

In millions of pesos, for the years ended December 31,	2021	2020	2019
	$	$	$
Purchases of property, plant and equipment	3,479.5	2,752.3	2,069.3

Most of the purchases of property, plant and equipment in the past years were financed with cash flows generated from our own operations.

In 2021, we made purchases of property, plant and equipment of $3,479.5 million, an increase when compared to the $2,752.3 million spent in 2020.  Purchases of property, plant and equipment made in 2021 were mainly allocated towards organic growth and productivity projects and maintenance.

In 2020, we made purchases of property, plant and equipment of $2,752.3 million, an increase when compared to the $2,069.3 million spent in 2019.  Purchases of property, plant and equipment made in 2020 were mainly allocated towards productivity projects, the replacement of part or our transportation fleet and other equipment across our facilities, as well as our organic growth plans.

In 2019, we made purchases of property, plant and equipment of $2,069.3 million, an increase when compared to the $1,982.6 million spent in 2018.  Purchases of property, plant and equipment made in 2019 where mainly allocated to our organic growth strategies and productivity projects to improve our performance in both our Mexico and U.S. operations.

The Company plans to carry out several projects, primarily in Mexico, to gradually increase our poultry production over the course of the next few years.

See Note 14 of our Audited Consolidated Financial Statements for more details.

LEASES

In millions of pesos, for the years ended December 31,	2021	2020	2019
	$	$	$
Lease expense	156.6	119.1	96.8

Lease expense in 2021 and 2020 includes contracts classified as low value or those with terms of less than twelve months.

During 2021, 2020 and 2019, we entered into leases for certain offices, production sites, computer equipment and vehicles. These agreements have terms ranging between one and five years and some of them contain renewal options.

As of December 31, 2021, under IFRS 16, total lease liabilities were $651.5 million; comprised of current lease liabilities of $279.8 million and long term lease liabilities of $371.7 million.

See Note 24 (b) to our Audited Consolidated Financial Statements for more information.

The Company has certain leases related to operating assets, including farms and administrative offices.  The following table summarizes the Company´s contractual obligations as of December 31, 2021.  The table does not include current installments of long-term debt, accounts payable or pension liabilities.

CONTRACTUAL OBLIGATIONS

In millions of pesos	Total	2021	2022	2023	2024	2025	Subsequent
		$	$	$	$	$
Long-term debt(1)	—	—	—	—	—	—	—
Leases(2)	371.7	—	—	213.1	78.9	32.6	47.0

(1)See Note 18(c) of the Audited Consolidated Financial Statements for more detail.

(2)See Note 24 of the Audited Consolidated Financial Statements for more detail.

The following table sets forth the maturity amounts of interest to be paid in connection with the long-term debt described above.  These figures do not include lease interest expense.

INTEREST

		Less than	From 1 To	From 3 to
In millions of pesos	Total	1 year	3 years	5 years
Interest	$85.9	$85.9	$—	$—

Financial Instruments

In the normal course of our business, we use various financial instruments to hedge exposure to financial risks involving fluctuations in currency exchange rates and commodity price risk in connection with fluctuations in the prices for our feed ingredients.

The main risk that the Company faces is the volatility in the Mexican peso-U.S. dollar exchange rate.

A large variation in Mexican peso-U.S. dollar exchange rate could affect our financial results, as a greater percentage of our net revenue are made in pesos, and a large percentage of our purchases of raw material are made in U.S. dollars.

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

See Note 8 to our Audited Consolidated Financial Statements for more information.

DEBT IN FOREIGN CURRENCY 2021 vs 2020

	As of December 31,
	2021	2020	Change
In millions of pesos	$	$	$	%
Short-term financial debt liabilities in foreign currency(1)	—	778.1	(778.1)	(100.0)

(1)The foreign currency is U.S. dollars.

The Company’s risk committee approves any change in policies and reviews the application of current policies.

For more details, see Note 8 and Note 18 to our Audited Consolidated Financial Statements.

DEBT IN FOREIGN CURRENCY 2020 vs 2019

Information about our debt in foreign currency for the fiscal year ended December 31, 2020 compared with the fiscal year ended December 31, 2019 is included in Item 5 of our 2020 Annual Report on Form 20-F, which is available via the SEC’s website at www.sec.gov and our website at https://corporativo.bachoco.com.mx/inversionistas.

C.          Research and Development, Patents and Licenses, etc.

At the end of 2021, we owned a total of 810 industrial and intellectual intangible assets as described below:

●	645 registered brands; from them, 443 are brands registered in Mexico, 99 are brands registered outside of Mexico, and 103 are commercial media communications brands.
●	10 patents in Mexico.
●	155 copyrights, from them 52 are software copyrights and 103 billboards copyrights.

The Company’s operations are not dependent on the existence of patents or licenses or contracts signed with customers or suppliers.

We own the rights to a wide range of brands that we use to market our products.  These rights are renewed every ten years.

D.          Trend Information

The most significant trends that might have a negative impact on the Company’s operating performance are the following:

●	We may see future volatility in raw material prices as a result of external factors such as the large-scale military invasion of Ukraine launched by Russia on February 24, 2022. News of the Russian military invasion has and continues to negatively impact stock prices and cause many commodities and raw material prices to rally, particularly given that Russia is an important exporter of fertilizer. To the extent the conflict is prolonged, raw material prices are expected to continue to increase, further exacerbating supply chain risks of companies with higher sensitivities to rising prices and related costs. In addition, although international commodities and raw material prices and global demand and supply dynamics are significant factors affecting our business and financial condition, Mexico’s and the United States’ domestic economic factors have also influenced and will continue to affect our performance, given that we conduct most of our business in Mexico and the United States.
●	We might be affected by more aggressive competition from our peers in the markets in which we operate.
●	We may also be negatively affected by any poultry sanitary issues that may arise in regions where our production centers are located, which may affect our production volumes and production costs.

●	In addition, concerns related to COVID-19 negatively impacted the global financial markets, resulting in, among others, exchange rate volatility (including the Mexican peso to U.S. dollar exchange rate) and the fall of stock prices (including the price of our stock), trends which may continue. There are other broad and continuing concerns related to the potential effects of COVID-19 on international trade (including shipping and transportation channels, supply chains and export levels), travel, employee health and productivity, securities markets, and other economic activities that may have a destabilizing effect on financial markets and economic activity. There have been and may continue to be changes in domestic and international governmental policies in response to the COVID-19 pandemic that could negatively affect our daily operations and our ability to supply our products. In 2021, we analyzed the financial impact derived from the effects of COVID-19 on us. Because the products that we produce and the markets that we serve are considered essential, there were no significant adverse effects on our financial position and consolidated financial performance. As of the date of this annual report, we do not believe that we should substantially modify our budgets and/or financial projections or recognize significant losses in the valuation of our monetary and non-monetary assets. However, there is no guarantee that the COVID-19 pandemic will not have an adverse effect on our financial position, results of operations or cash flows if significant disruptions to the national and global economy continue into future periods. In addition, in the case of a shutdown involving Bachoco, any of our subsidiaries or our customers, we may be unable to meet the needs of our customers for an unknown period of time, which could adversely affect our business, financial condition and results of operations.

E.          Critical Accounting Estimates

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

The financial information that is reviewed by the CODM in preparation for the meetings and the financial information that is discussed during those meetings is comprised of the following:

●	A discrete monthly statement of profit and loss for our operating segments, up to net income attributable to controlling interest level;
●	Further detail regarding assets and liabilities
●	Updates regarding raw materials price conditions;
●	Certain key performance measures such as volume, prices and estimated cost on a discrete basis for our operating segments;
●	Consolidated entity-wide earnings before interest, income taxes, depreciation and amortization (EBITDA);
●	A consolidated entity-wide statement of profit and loss;
●	A consolidated entity-wide statement of financial position; and
●	A consolidated entity-wide statement of cash flow.

The CODM normally makes additional requests for supplemental financial information, which vary depending on the circumstances. Examples of such supplemental financial information, which is disaggregated by product, include:

●	Enhanced discussion and analysis of significant period to period changes in operating results,
●	Further detail regarding gross profit and cost, and
●	Net revenue analysis explaining differences from prior period net revenue and deviations from our budget.

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

At our stockholders’ meeting held on September 22, 2021, we ratified the membership of our Board of Directors.

Currently our board of directors is composed of the following members:

	Year of	Member
MEMBERS OF THE BOARD	Birth	since
Chairman of the Board and Proprietary Shareholder Director:
Javier R. Bours Castelo	1953	1982
Proprietary Shareholder Directors:
Jose Gerardo Robinson Bours Castelo	1958	2008
Jesus Enrique Robinson Bours Muñoz	1951	1994
Jesus Rodolfo Robinson Bours Muñoz	1957	2002
Arturo Bours Griffith	1955	1994
Octavio Robinson Bours	1952	1997
Ricardo Aguirre Borboa	1954	1994
Juan Salvador Robinson Bours Martinez	1965	1994
Alternate Directors:
Jose Eduardo Robinson Bours Castelo	1956	1994
Jose Francisco Bours Griffith	1950	1994
Guillermo Pineda Cruz	1948	1994
Gustavo Luders Becerril	1953	2011
Independent Directors:
Avelino Fernandez Salido	1938	2003
Humberto Schwarzbeck Noriega	1954	2003
Guillermo Ochoa Maciel	1955	2015
David Gastelum Cazares	1951	2016
Secretary of the Board:
Daniel Salazar Ferrer	1964	2021

The following table identifies the relationships among members of each of the four Bours families:

Cousins	In-law related
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

Javier R. Bours Castelo, Chairman of the Board of Directors since 2002.  Before his election as Chairman, he was Vice-Chairman for several years.  Mr. Bours holds a degree in Civil Engineering from the Instituto Tecnológico y de Estudios Superiores Monterrey (“ITESM”).  He currently serves as Chairman of the Boards of Directors of the following companies:  Megacable Holdings, S.A.B. de C.V., Inmobiliaria Trento S.A. de C.V., Agriexport S.A. de C.V., Acuicola Boca, S.A. de C.V., and Centro de Servicios Empresariales del Noroeste, S.A. de C.V.

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

Jose Francisco Bours Griffith, Alternate Director of Mr. Octavio Robinson Bours and Mr. Arturo Bours Griffith, since 1994. Mr. Bours Griffith holds a degree in Civil Engineering from the Universidad Autónoma de Guadalajara. Mr.  Bours Griffith has worked at Bachoco as Engineering Manager. He is currently dedicated to agricultural operations and has run two aquaculture farms for 17 years.

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

David Gastelum Cazares, Independent Director and has been a member of the board since the annual general meeting held on April 27, 2016. Mr. Gastelum holds a degree in Veterinary Medicine from the school of Veterinary Medicine of the Universidad Nacional Autónoma de Mexico (“UNAM”) and is also a graduate of the Instituto Panamericano de Alta Dirección de Empresas (“IPADE”). He joined our company in 1979 and served as a pullet sales manager in the states of Sonora and Sinaloa, national sales manager of live animals and eggs, manager of the Northwest Division, manager of the Mexico City Division and National Sales Manager. He assumed the Director of Sales position from 1992 to 2013. For several years, he was the vice-president of poultry meat at the Mexican Poultry Association and a member of the Latin American Poultry Association (ALA). From 2014 to 2016 he was the General Director of Monteblanco, a company that produces and sells mushrooms. In 2016, he took the course of Directors in Action in IPADE in Mexico City. Mr. Gastelum is also member of the board of directors of the Unión Nacional de Avicultores (UNA). In 2017, he was recognized at the Annual convention of the National Association of Poultry Science Specialists (ANECA). From 2017 to 2020, he was named as an Independent Director and Chairman of the Administration and Planning Committee of the Group “Frío” in Guadalajara, Mexico. In April of 2018 he joined the board of directors of Universal Wipes, dedicated to the production and commercialization of wet wipes. From 2019 to 2020, he joined the board of directors of “Podologia Integral,” a company dedicated to foot health. In 2020 he joined the board of directors of “Grupo Rubio”, a cattle company.

Humberto Schwarzbeck Noriega, Independent Director, has been a member of the board since 2003. He holds a degree in economics from ITESM. He is currently CEO of Yeso Industrial de Navojoa S.A. de C.V.

Daniel Salazar Ferrer, Secretary of the Board.  He joined us in 2000 and assumed as Chief Financial Officer of Bachoco, his current position, in January 2003.  Previously, Mr. Salazar worked for four years as Chief Financial Officer at Grupo Covarrubias and as Comptroller at Negromex, a company of Grupo Desc.  Mr. Salazar holds an accounting degree from Universidad Tecnológica de Mexico, a master’s degree in Business Administration from ITESM, and a Diploma from the IPADE (A-D2).  In 2021, was named Secretary of the Board of Directors.

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

EXECUTIVE OFFICERS THAT HAVE LEFT THE COMPANY, OR CHANGED POSITIONS IN THELAST 12 MONTHS

Andres Morales Astiazaran, Sales Director, left the company in 2021.  The responsibilities of this position currently are being carried out by the Director of Mexico Operations.

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

Drew McGee joined OK Foods in February 2021 as Chief Executive Officer, U.S. Operations.  Mr. McGee is a 40-year veteran in the poultry industry and has worked in Sales/Marketing and Plant/Live Operations.  He started his career with Hudson Foods in 1980 for over 18 years and has worked for Conagra Poultry, Pilgrim’s Pride and Ozark Mountain Poultry.  He was Senior Vice President of fresh Poultry for Tyson Foods for over 10 years and President of Poultry/Prepared Foods for Simmons foods.

Daniel Salazar Ferrer, Chief Financial Officer.  He joined us in 2000 and assumed his current position in January 2003.  Previously, Mr. Salazar worked for four years as Chief Financial Officer at Grupo Covarrubias and as Comptroller at Negromex, a company of Grupo Desc.  Mr. Salazar holds an accounting degree from Universidad Tecnológica de Mexico, a master’s degree in Business Administration from ITESM, and a Diploma from the IPADE (A-D2).  In 2021, was named Secretary of the Board of Directors.

Ernesto Salmon Castelo, Director of Mexico Operations, joined us in 1991 and assumed his current position in 2018.  Previously, Mr. Salmon worked for Gamesa, S.A. de C.V. and for us as Sales Manager in Sonora, Northwestern Distribution Manager, Manager of the Processing Plant in Celaya, Corporate Industrial and Engineering Director from 1998 to 2004, Southeastern Division Manager, Bajio Division Manager and Director of Operations from 2004 to 2018.  Mr. Salmon holds a degree in Chemical Engineering and a master’s degree in Business Administration from the Instituto Tecnológico de Sonora and a Diploma from the IPADE.

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

Arturo Garcia Sanchez, Director of Human Resources, joined Bachoco and assumed his current position in October 2020.  Previously, Mr. Garcia worked for HEINEKEN México as HR Director, as VP Talent, Technology and Sustainability in Afore InverCap and as diverse corporate Manager of Human Resources in CEMEX. Mr. García has a degree in Electronic Systems Engineering from ITESM and a master’s degree in Business Leadership Management from DUXX.

B.          Compensation

The table below sets forth the aggregate compensation paid to our directors and executive officers, for services they rendered in their respective capacities, for the years ended December 31, 2021, 2020 and 2019.

TOTAL COMPENSATION

	As of December 31,
	2021	2020	2019
In millions of pesos	$	$	$
Compensation, net (in million pesos)	73.7	57.4	52.6

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

Audit and Corporate Practices Committee

The mandate of the Audit and Corporate Practices Committee is to establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, pursuant to our bylaws and Mexican law, among others, the Audit and Corporate Practices Committee must do the following:

●	Submit an annual report to the Board of Directors;
●	Inform the Board of Directors of the current condition of the internal controls and internal auditing system of the Company or of the entities it controls, including any irregularities detected;
●	Require the relevant directors and other employees of the Company, or of the entities it controls, to provide reports relative to the preparation of the financial information or any other kind of reports or information it deems appropriate to perform its duties;
●	Receive observations formulated by shareholders, Board members, relevant officers, employees and, in general, any third party with regard to the matters under the Audit Committee duties, as well as carry out the actions that, in its judgment, may be appropriate in connection with such observations;

●	Inform the Board of Directors of any material irregularities detected as a result of the performance of its duties and, as applicable, inform the Board of Directors of the corrective actions taken, or otherwise propose the actions that should be taken;
●	Call Shareholders’ Meetings and cause the items it deems pertinent to be inserted into the agendas of such Shareholders’ Meetings; and
●	Assist the Board of Directors in selecting candidates for audit and reviewing the scope and terms of the auditor’s engagement, as well as evaluate the performance of the entity that provides the external auditing services and analyze the report, opinions, statements and other information prepared and signed by the external auditor.

On November 3, 2015, during the shareholders ordinary meeting, Mr. Guillermo Ochoa Maciel was elected chairman of the Audit and Corporate Practices Committee, which is composed of the following members:

AUDIT AND CORPORATE PRACTICES COMMITTEE

		Member
Name	Position	since
Guillermo Ochoa Maciel	Chairman	2015
Humberto Schwarzbeck Noriega	Member	2003
Ricardo Aguirre Borboa	Member	2003
Avelino Fernandez Salido	Member	2003

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

In 2021, around 57.3% of our employees in Mexico were members of labor unions in our operations. As of March 2022 and the date of this Annual Report, labor relations with our employees in Mexico are governed by 66 separate collective labor agreements, each relating to a different group of employees and negotiated on behalf of each such group by a different labor union.

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

WORKFORCE

	2021	2020	2019	2018	2017
Total employees:	32,058	29,780	28,218	27,597	27,397
In Mexico	27,658	25,777	23,861	23,315	23,305
In the U.S.	4,400	4,003	4,357	4,282	4,092

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

(1)All shares B Class with full voting rights.

(2)Trading on the BMV and at the NYSE.

According to our Depositary Bank, as of March 31, 2022, we had 3,133,118 ADRs outstanding on the NYSE, which represent 6.3% over the total shares and 23.4% over the free float.

ADRs Outstanding

As of December 31,	2021	2020	2019
Total ADRs Outstanding	2,979,162	3,208,945	3,678,845
Percentage Over Total Shares	6.0	6.4	7.4

We estimate that the difference between total shares outstanding at the NYSE and the total free float represents the shares trading at the Mexican Stock Exchange.

According to information providing by BNY Mellon, as of December 31, 2021 and March 31, 2022, from the 100.0% of the total Shares of the Company, there were approximately 40 and 45 shareholders in the NYSE respectively.

According to the most recent information provided by broker dealers at the date of our September’s 2021 Bachoco’s stockholders meeting, we estimated that there are 392 Shareholders on the BMV.

The following table sets forth the Company’s main shareholders, which held 1.0% or more of the total shares of the Company, as of December 31, 2021.

	Shares(1)	Position	Country
Control Trust	312,000,000	52.00%	Mexico
Underwriting Trust	127,500,000	21.25%	Mexico
GBM Fondo de Inversión Total, S.A. de C.V.	12,908,807	2.15%	Mexico
Norges Bank Investment Management (Norway)	8,488,994	1.41%	Norway
Renaissance Technologies LLC	7,749,588	1.29%	EEUU
Tweedy, Browne Company LLC	6,736,874	1.12%	EEUU

(1)All shares B Class with full voting rights.

As of March 31, 2022 there have been no significant changes in the composition of the Company’s main shareholders.

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

We expect to engage in similar transactions in the future. All of these transactions are described below:

●	We regularly purchase vehicles and related equipment from distributors owned by various members of the Robinson Bours family. The distribution of vehicles and related equipment is a highly competitive aspect of business in the areas in which we operate. We are not dependent on affiliated distributors and are able to ensure that the pricing and service we obtain from affiliated distributors are competitive with those available from other suppliers.
●	The Robinson Bours Stockholders also own Taxis Aéreos del Noroeste, S.A. de C.V., an air transport company that provides transportation for members of the Board of Directors to and from meetings at our headquarters in Celaya, Guanajuato in Mexico.
●	We purchased feed and packaging materials from enterprises owned by Robinson Bours Stockholders, the family of Enrique Robinson Bours and the family of Juan Bautista Robinson Bours.
●	We also have accounts payable to related parties. These transactions took place among companies owned by the same set of stockholders.

In 2021, neither we nor our subsidiaries have loaned any money to any of our directors or officers, controlling shareholders or entities controlled by these parties.

REVENUES FROM RELATED PARTY TRANSACTIONS

	As of December 31,
In millions of Pesos	2021	2020	2019
	$	$	$
Feed and packaging materials	6.6	128.7	188.9

EXPENSES INCURRED IN RELATED PARTY TRANSACTIONS

	As of December 31,
In millions of Pesos	2021	2020	2019
	$	$	$
Feed and packaging materials	1,088.8	582.0	755.9
Vehicles and related equipment	284.6	227.6	333.5
Air transportation services	1.4	0.0	25.0

BALANCES WITH RELATED PARTIES

Balance of Revenues with Related Parties

	As of December 31,
In millions of Pesos	2021	2020	2019
	$	$	$
Feed and packaging materials	0.3	0.7	13.7

Balance of Accounts Payable with Related Parties

	As of December 31,
In millions of Pesos	2021	2020	2019
	$	$	$
Feed and packaging materials	116.3	71.0	71.6
Vehicles and related equipment	69.1	9.8	4.8
Air transportation services	0.1	0.0	0.3

As of December 31, 2021, 2020 and 2019, the balances due to related parties are the balances owed denominated in pesos, which do not accrue interest, payable in cash in the short-term, for which there are no guarantees.

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

The Auditors

On September 3, 2013, we announced that the Company’s Board of Directors, as per the Audit Committee’s recommendation, approved the selection of Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu Limited (“Deloitte”) as the Company’s independent registered public accounting firm, effective as of September 30, 2013. Deloitte was ratified as the Company’s external auditor for the 2021, 2020, 2019, 2018, 2017 and 2016 fiscal years and remains our external auditor as of the date of this Annual Report.

As of the date of this Annual Report, and pursuant to the evaluation process described in the above paragraph, the Audit Committee had no objections to the designation of Deloitte as our external auditors of the financial statements for the year ended December 31, 2022.

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

DIVIDENDS

	As of December 31,
	2021	2020	2019
Total dividends declared (in million pesos)	852.0	791.7	840.0
Dividend declared per share (in pesos)	1.42	1.32	1.40
Dividends declared per ADR (in pesos)	17.04	15.84	16.8

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

As of March 31, 2022, there were 3,133,118 ADRs outstanding at the NYSE.  They represented 6.3% of the total shares of the Company or 23.4% of the free float.

Based on these figures, we can assume that the remaining 76.6% of the free float is trading at the Mexican Stock Exchange.

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

Members of the Board

Under the Mexican Corporations Law, a Board of Directors must conform to the following requirements:

●	The Board of Directors will be integrated by a minimum of five and a maximum of twenty-one principal members.

●	At least twenty-five percent of the members of the Board of Directors must be independent, in accordance with the terms of Article 24 of the Securities Market Law.
●	For each principal member, a substitute will be appointed, in the understanding that the substitutes of independent Board members must also be independent.

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

Other Provisions

Fixed and variable capital

As a “sociedad anónima de capital variable”, we are permitted to issue Shares constituting fixed capital and Shares constituting variable capital.  The issuance of variable capital Shares, unlike the issuance of fixed capital Shares, does not require an amendment of the bylaws, although it does require approval at a general ordinary stockholders’ meeting.  In no case may the capital of the Company be decreased to less than the minimum required by law and any decrease in the shareholders’ equity must be registered in the Equity Variations Book that the Company will keep for such purpose.

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

Audit Committee and Corporate Practices

Under our bylaws, the Board of Directors is required to create an Audit Committee and Corporate Practices under the terms and conditions outlined below:

●	The Audit Committee and Corporate Practices will consist of members of the Board of Directors. The chairman of the Audit Committee and Corporate Practices and a majority of the committee members must be independent, as independence is defined under the Mexican Securities Market Law.
●	The mandate of the audit committee and corporate practices is to establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable, and accurately reflects our financial position.

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

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Shares or ADRs that, for U.S. federal income tax purposes, is:

●	an individual who is a citizen or resident of the United States;
●	a corporation organized in or under the laws of the United States, any state thereof, or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income tax without regard to its source; or
●	a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

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

Gain realized by a U.S. Holder on a sale or other disposition of Shares or ADRs generally will be treated as U.S. source income for U.S. foreign tax credit purposes.   Pursuant to recently issued U.S. Treasury regulations, if any Mexican withholding tax is imposed on the sale or disposition of the Shares, a U.S. Holder generally would not be eligible for a foreign tax credit in respect of these Mexican taxes unless the U.S. Holder elects benefits under the income tax treaty between the United States and Mexico.  Alternatively, a U.S. Holder may deduct any otherwise creditable Mexican taxes withheld from its gross income, provided such U.S. Holder does not claim a foreign tax credit for any foreign income taxes paid or accrued during the taxable year.  U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the Shares or ADRs.

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

In 2021 we recognized net foreign exchange gains of $519.8 million and $467.5 million in 2020; while in 2019 we recognized net foreign exchange loss of $272.2 million.

As of December 31, 2021, a hypothetical increase of 15% in the exchange rate would have resulted in an increase in the foreign currency position of $34.4 million, which represents a gain from foreign currency exchange rates.  On the other hand, a decrease of 15% in the exchange rate would have resulted in a decrease in our foreign currency position of $34.7 million, which represents a loss from foreign currency exchange rates.

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

As of December 31, 2021, we had borrowings of approximately $1,993.9 million pursuant to variable rate debt instruments, representing approximately 3.0% of our total assets.

Based on our debt position on December 31, 2021, we estimate that a hypothetical increase in the interest rate of 50 basis points would increase our interest expense by $8.3 million, negatively impacting our net income by the same.  Whereas, we estimate that a hypothetical decrease in the interest rate of 50 basis points would decrease our interest expense by $8.3 million, positively impacting our net income by the same.

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

Based on our results for 2021, we estimate that a hypothetical increase in the price of corn bushel and short-ton of soybean meal of 15% would decrease the loss in our overall derivative position instruments to $37.8 million, positively affecting our results.  Whereas, we estimate that a hypothetical decrease in the price of corn bushel and short-ton soybean meal of 15% would increase the loss in our overall derivative position instruments to $20.9 million, negatively affecting our results.

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
Regular Mail
P.O. Box 505000
Louisville, KY 40233-5000
Overnight/ certified/ registered delivery:
462 South 4th Street, Suite 1600
Louisville KY 40202	P.O. Box 43102
Providence RI 02940-5068
Toll free: 888 269 2377
T.: 888 269 2377/ 201 680 6825
E:sharerelations@cpushareownerservices.com
W: www.mybnymdr.com	T. 212 815 3700
E: shareowner@bankofny.com

Fees and charges that a Holder of our ADRs may have to pay, either directly or indirectly

Our Depositary may charge each person to whom ADRs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADRs or deposited securities, and each person surrendering ADRs for withdrawal of deposited securities in any manner permitted by the deposit agreement or whose ADRs are cancelled or reduced for any other reason, USD5.00 for each 100 ADRs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, the case may be. The Depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

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

Pursuant to our letter agreement with our Depositary, in 2014 we did not receive any such payment because we renegotiated our contract with BNY Mellon in August 2014 and were not be able to request this benefit until one year from the contract renewal date.  In 2021 we did not receive payment for expenses we incurred related to the maintenance of our ADR program, including investor relations expenses and exchange application and listing fees.

Please refer to Exhibit 2.1 to this Annual Report for the remaining information relating to our American Depositary Shares required by Item 12 of Form 20-F.

PART II

ITEM 13.    Default, Dividend Arrearages and Delinquencies

None.

ITEM 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.     Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, as of December 31, 2021, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance, that information required to be disclosed in the reports we file and submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining internal control over financial reporting as defined in Rules 13a-15(f) and 15d- 15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and:

●	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
●	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and
●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements due to the possibility that a control can be circumvented or overridden or that misstatements due to error or fraud may occur that are not detected.  Effective control over financial reporting cannot, and does not, provide absolute assurance of achieving our control objectives. Also, any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management including our current Principal Executive Officer and Principal Financial Officer assessed the design and effectiveness of the Company’s internal control over financial reporting as of December 31, 2021.  In making this assessment, management uses the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its 2013 Internal Control—Integrated Framework.

Based on this assessment, management concluded that, as of December 31, 2021, the Company’s internal control over financial reporting is effective based on such criteria.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm to the Stockholders and the Board of Directors of Industrias Bachoco, S.A.B. de C.V.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Industrias Bachoco, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated April 29, 2022, expressed an unqualified opinion on those financial statements.

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
April 29, 2022

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

ITEM 16.C.  Principal Accountant Fees and Services

On September 3, 2013, we announced that the Company’s Board of Directors, as per the Audit Committee’s recommendation, approved the selection of Deloitte as the Company’s independent registered public accountant, effective as of September 30, 2013. Deloitte was ratified as the Company’s external auditor for the 2021, 2020, 2019, 2018, 2017 and 2016 fiscal years and remains our external auditor as of the date of this Annual Report.

Audit and Non-Audit Fees

The following table sets forth the fees billed by Deloitte, our independent registered public accounting firm, and paid by us. All amounts are in nominal millions of pesos, no taxes are included.

AUDIT FEES OF DELOITTE

	As of December 31,
In millions of pesos	2021	2020
Total Fees:	$8.7	$9.8
Audit fees	8.7	9.8

In addition to the fees for professional services paid listed in the table above, we reimbursed Deloitte for out-of-pocket expenses they incurred in connection with the performance of their audit, such as lodging and other travel related expenses of $0.1 million and $1.0 million in 2021 and 2020, respectively.

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

REPURCHASE PLAN APPROVED

				Estimate
				number of
				shares that may
	Announced	Expiration		be purchase
Year	date	date	Amount	under the plan
2021	April 28, 2021	April 26, 2022	$1,224,000,000	18,000,000	(1)
2020	April 22, 2020	April 27, 2021	$1,260,000,000	18,000,000
2019	April 24, 2019	April 21, 2020	$1,316,340,000	18,000,000

(1)The amount includes current shares in the repurchase plan.

The table below sets forth information about the repurchase of our shares on the BMV:

				Estimate
			Total number of	maximum
			shares purchase	number of shares
		Average price	as part of the	that may yet be
	Total number of	paid per share	publicly	purchased under
Monthly operation of the repurchase plan in 2021	shares purchased	(in pesos)	announced plan	the plan
Opening balance	152,768	$68.13	152,768	17,847,232
January	11,204	69.14	11,204	17,836,028
February	—	—	—	17,836,028
March	195,613	68.80	195,613	17,640,415
April	—	—	—	17,640,415
May	—	—	—	17,640,415
June	—	—	—	17,640,415
July	—	—	—	17,640,415
August	—	—	—	17,640,415
September	75,000	74.74	75,000	17,565,415
October	—	—	—	17,565,415
November	100,000	71.75	100,000	17,465,415
December	267,726	69.25	267,726	17,197,689
Total 2021	649,543	70.13	649,543	17,197,689

REPURCHASE OF SHARES IN 2022

			Total number	Estimate maximum
			of shares	number of shares
	Total number	Average price	purchased as part	that may yet
	of shares	paid per share	of the publicly	be purchased
Monthly operation of the repurchase plan in 2022	purchased	(in pesos)	announced plan	under the plan
Opening balance	619,543	$69.79	619,543	17,380,457
January 2022	—	—	—	17,380,457
February 2022	—	—	—	17,380,457
March 2022	—	—	—	17,380,457
Total as of March 31, 2022:	619,543	69.79	619,543	17,380,457

REPURCHASE PLAN BALANCE

Number of Shares
Total shares in the repurchase plan as of December 31, 2020	152,768
(+) Total shares purchased in 2021	649,543
(-) Total shares sold in 2021	182,768
Total shares in the repurchase plan as of December 31, 2021	619,543
(+) Total shares purchased as of March 31, 2022	—
(-) Total shares sold as of March 31, 2022	—
Total shares in the repurchase plan as of March 31, 2022	619,543

ITEM 16.F.  Changes in Registrant’s Certifying Accountant

Not applicable.

ITEM 16.G.  Corporate Governance

Comparison of our Corporate Governance Rules and the Rules of the NYSE Applicable to U.S. Registered Companies

On November 4, 2003, the SEC approved final corporate governance standards for companies listed on the NYSE (“NYSE Corporate Governance Standards”). According to such standards, foreign private issuers are subject to a more limited set of requirements regarding corporate governance than those imposed on U.S. domestic issuers. As a foreign private issuer, we must comply with four NYSE Corporate Governance Standards:

●	prior to July 31, 2005, we must comply with the requirements set forth by the SEC concerning audit committees;
●	we must submit an annual Written Affirmation to the NYSE and an Interim Written Annual Affirmation each time a change occurs in the Board of Directors or the Audit Committee;
●	our CEO must promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with any of the applicable NYSE corporate governance rules; and
●	we must provide a brief description disclosing any significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

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

Pursuant to the Mexican Securities Market Law and our bylaws, our stockholders are required to appoint a board of directors of between five and 21 members, 25% of whom must be independent.  Our board of directors is not required to make a determination as to the independence of our directors.

A director is not independent if such director is:	Under Article 26 of the Mexican Securities Market Law, a director is not independent if such director is:

(i) a person who the board determines has a material direct or indirect relationship with the company, its parent or a consolidated subsidiary;	(i) an employee or officer of the company (one-year cooling off period);

(ii) an employee, or an immediate family member of an executive officer, of the company, its parent or a consolidated subsidiary, other than employment as interim chairman or CEO;	(ii) a stockholder that, without being an employee or officer of the company, has influence or authority over the company’s officers;

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

NYSE Corporate Governance Rules for Domestic Issuers	Our Corporate Governance Practices
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

ITEM 16.H.  Mine Safety Disclosure

Not applicable.

ITEM 16.I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17.    Financial Statements

Not applicable.

ITEM 18.    Financial Statements

See the Audited Consolidated Financial Statements including Notes, included in this Annual Report.

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

2.2

Trust Agreement, dated April 1, 1995, among Banco Internacional, S.A., Institución de Banca Multiple, Grupo Financiero Prime Internacional, as trustee, and the stockholders of the Company named therein, together with an English translation, (incorporated by reference on our registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission on August 22, 1997 (File No. 333-7472)).

2.3

Trust Agreement, dated August 20, 1997, among Banco Internacional, S.A., Institución de Banca Multiple, Grupo Financiero Bital, as trustee, and the stockholders of the Company named therein, together with an English translation, (incorporated by reference on our registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission on August 22, 1997 (File No. 333-7472)).

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

Date: April 29, 2022

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years ended December 31, 2021, 2020 and 2019

Content

Report of Independent Registered Public Accounting Firm to the Stockholders and the Board of Directors of Industrias Bachoco, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Industrias Bachoco, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2021, 2020 and 2019, the related consolidated statements of profit and loss and other comprehensive income, changes in stockholders' equity, and cash flows, for each of the three years in the period ended, December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021, 2020 and 2019, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2022, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of goodwill of the Ok Foods - Albertville Quality Foods Inc. cash generating unit-Refer to Notes 3. e), j) and 15 to the financial statements

Critical Audit Matter Description

As of December 31, 2021, the carrying amount of the Entity’s goodwill was $1,688,607, of which $1,204,889 was allocated to the Ok Foods - Albertville Quality Foods, Inc. cash generating unit (“AQF CGU”).

The recoverable amount of the AQF CGU was determined based on its value in use, which used projections of estimated cash flows. The significant assumptions used in projecting estimated cash flows was the revenue growth rate and the annual discount rate. A change in the revenue growth rate or annual discount rate could have a significant impact on the recoverable amount of the AQF CGU. The recoverable amount of the AQF CGU exceeded its carrying value, and therefore, no impairment was recognized for the year ended December 31, 2021.

We identified the valuation of the AQF CGU goodwill as a critical audit matter due to the significant judgment made by management relating to the revenue growth rate and annual discount rate used in projecting estimated cash flows. This included considering the effects that remain from the coronavirus pandemic (COVID-19), the inflation and the slowdown in economic growth, which caused contractions of the demand in the US market. This required a high degree of auditor judgment and increased effort, including involvement of our valuation specialists, in performing audit procedures to evaluate the reasonableness of the methodology used, the revenue growth rate and annual discount rate.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the revenue growth rate and annual discount rate used to project estimated cash flows in determining the recoverable amount of the AQF CGU included the following, among others:

●	We obtained an understanding and evaluated the Entity's methodology for determining the recoverable amount of the AQF CGU, including the process for developing revenue growth rate and the annual discount rate.
●	We tested the effectiveness of controls over Management's evaluation of revenue growth rates and annual discount rate used in the projected estimated cash flows.
●	We compared the sales of the current year with sales from the previous year, and also compared actual results obtained in previous years with the results historically budgeted.
●	We evaluated the reasonableness of the revenue growth rate and annual discount rate assumptions by comparing it to (i) historical information; and (ii) information obtained from external sources (expectation of analysts and industry reports).
●	With the assistance of our valuation specialists, we evaluated the reasonableness of (1) the valuation methodology and the current market data used by Management to determine the revenue growth rate and annual discount rate, and (2) developed an independent range of the recoverable amount of the AQF CGU.
●	We evaluated whether the projected estimated cash flows were consistent with evidence obtained in other areas of the audit.
●	We evaluated the sensitivity analysis prepared by the Company considering a decrease in the revenue growth rate and discount rate.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

/s/ L.C.C. Alberto Del Castillo Velasco Vilchis
L.C.C. Alberto Del Castillo Velasco Vilchis

Mexico City, Mexico

April 29, 2022

We have served as the Company's auditor since 2013.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2021, 2020 and 2019

(Thousands of pesos)

Assets	Note	2021	2020	2019
Current assets:
Cash and cash equivalents	7	$19,136,443	17,286,374	18,662,765
Investment in securities at fair value through profit or loss	8	10,841	1,018,322	186,284
Investment in securities at fair value through other comprehensive income	8	1,559,823	937,715	315,761
Derivative financial instruments	8	69,862	—	18,098
Accounts receivable, net	9	5,108,167	4,366,019	3,867,110
Due from related parties	20	291	686	13,674
Inventories	10	6,375,990	5,688,338	4,710,207
Current biological assets	11	2,769,612	2,012,668	2,043,237
Prepaid expenses and other current assets	12	2,757,123	1,221,255	1,227,196
Assets held for sale	13	57,436	54,630	52,916
Total currents assets		37,845,588	32,586,007	31,097,248

Non-current assets:
Property, plant and equipment, net	14	21,763,402	19,733,822	18,556,646
Right-of-use assets	24	680,210	678,845	822,732
Non-current biological assets	11	2,358,137	1,991,530	1,818,911
Deferred income tax	21	213,739	261,934	245,272
Goodwill	15	1,688,607	1,650,716	1,578,994
Intangible assets	16	704,374	753,224	772,640
Other non-current assets	17	734,704	818,922	810,048
Total non-currents assets		28,143,173	25,888,993	24,605,243

Total assets		$65,988,761	58,475,000	55,702,491

Liabilities and equity	Note	2021	2020	2019

Current liabilities:
Short-term debt	18	$500,081	848,061	3,440,399
Current portion of long-term debt	18	1,493,830	209,499	—
Derivative financial instruments	8	—	194,181	—
Trade payable and other accounts payable	19	10,015,256	5,753,137	5,158,827
Lease liabilities	24	279,809	278,981	149,538
Income tax payable	21	360,898	815,082	82,665
Due to related parties	20	185,429	80,842	76,704
Total current liabilities		12,835,303	8,179,783	8,908,133

Long term liabilities:
Long-term debt, excluding current installments	18	—	1,460,405	1,488,208
Lease liabilities	24	371,671	440,730	653,512
Deferred income tax	21	3,841,475	3,874,980	3,904,493
Employee benefits	22	656,252	592,294	487,810
Total long term liabilities		4,869,398	6,368,409	6,534,023

Total liabilities		17,704,701	14,548,192	15,442,156

Equity:	25
Capital stock		1,174,432	1,174,432	1,174,432
Share premium		414,070	413,423	414,516
Reserve for repurchase of shares		1,199,423	1,266,469	1,308,367
Retained earnings		43,839,229	39,607,821	36,424,411
Effects of derivatives classified as hedging instruments		(49,751)	(267,352)	(19,771)
Foreign currency translation reserve		1,501,440	1,391,534	1,073,925
Actuarial remeasurements, net	22, 25	(272,527)	(268,692)	(195,905)
Equity attributable to controlling interest		47,806,316	43,317,635	40,179,975

Non-controlling interest		477,744	609,173	80,360
Total equity		48,284,060	43,926,808	40,260,335

Commitments	27
Contingencies	28
Subsequent events	31
Total liabilities and equity		$65,988,761	58,475,000	55,702,491

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Profit and Loss and Other Comprehensive Income

Years ended December 31, 2021, 2020 and 2019

(Thousands of pesos, except share and per share amount)

	Note	2021	2020	2019

Net revenues		$81,699,068	68,792,002	61,655,245
Cost of sales	23	(68,356,654)	(57,707,566)	(51,557,351)

Gross profit		13,342,414	11,084,436	10,097,894

General, selling and administrative expenses	23	(7,127,780)	(6,420,397)	(6,116,620)
Other expenses, net	30	(322,779)	(362,527)	(4,734)

Operating income		5,891,855	4,301,512	3,976,540

Finance income	29	1,117,406	1,173,520	991,632
Finance costs	29	(267,523)	(291,329)	(610,368)
Net finance income		849,883	882,191	381,264

Profit before income taxes		6,741,738	5,183,703	4,357,804

Income taxes	21	1,807,638	1,211,611	1,124,978

Profit for the year		$4,934,100	3,972,092	3,232,826

Other comprehensive income (loss) items:
Items that may be reclassified subsequently to profit or loss:
Currency translation effect		$109,906	317,609	(199,746)
Net effects of derivatives classified as hedging instruments		217,601	(247,581)	(19,464)
Items that will not be reclassified subsequently to profit or loss:
Actuarial remeasurements	22	(5,478)	(103,982)	(107,897)
Income taxes related to actuarial remeasurements		1,643	31,195	32,370
Other comprehensive income		323,672	(2,759)	(294,737)

Comprehensive income for the year		$5,257,772	3,969,333	2,938,089

Profit attributable to:
Controlling interest	26	$5,065,554	3,935,672	3,219,931
Non-controlling interest		(131,454)	36,420	12,895

Profit for the year		$4,934,100	3,972,092	3,232,826

Comprehensive income attributable to:
Controlling interest		$5,389,226	3,932,913	2,925,194
Non-controlling interest		(131,454)	36,420	12,895

Comprehensive income for the year		$5,257,772	3,969,333	2,938,089

Weighted average outstanding shares	26	599,730,270	599,818,022	599,971,832

Basic and diluted earnings per share	26	$8.45	6.56	5.37

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2021, 2020 and 2019

(Thousands of pesos)

		Attributable to controlling interest
		Capital stock		Retained earnings		Accumulated other comprehensive income
				Reserve for		Effects of derivatives	Foreign	Actuarial
		Capital	Share	repurchase of	Retained	classified as hedging	currency	remeasurements		Non-controlling	Total
	Note	stock	premium	shares	earnings	instruments	translation reserve	net	Total	interest	equity

Balance at January 1, 2019		$1,174,432	414,470	562,047	34,792,320	(307)	1,273,671	(120,378)	38,096,255	69,450	38,165,705

Dividends paid	25	—	—	—	(840,000)	—	—	—	(840,000)	—	(840,000)
Dividends paid to non-controlling interest		—	—	—	—	—	—	—	—	(1,985)	(1,985)
Reserve for repurchase of shares		—	—	747,840	(747,840)	—	—	—	—	—	—
Repurchase and sale of shares	25	—	46	(1,520)	—	—	—	—	(1,474)	—	(1,474)

Comprehensive income for the year:
Profit for the year		—	—	—	3,219,931	—	—	—	3,219,931	12,895	3,232,826
Other comprehensive income		—	—	—	—	(19,464)	(199,746)	(75,527)	(294,737)	—	(294,737)

Total comprehensive income for the year		—	—	—	3,219,931	(19,464)	(199,746)	(75,527)	2,925,194	12,895	2,938,089

Balance at December 31, 2019		1,174,432	414,516	1,308,367	36,424,411	(19,771)	1,073,925	(195,905)	40,179,975	80,360	40,260,335

Dividends paid	25	—	—	—	(791,744)	—	—	—	(791,744)	—	(791,744)
Dividends paid to non-controlling interest		—	—	—	—	—	—	—	—	(1,879)	(1,879)
Reserve for repurchase of shares		—	—	(39,482)	39,482	—	—	—	—	—	—
Repurchase and sale of shares	25	—	(1,093)	(2,416)	—	—	—	—	(3,509)	—	(3,509)
Increase in non-controlling interest in acquired business	4	—	—	—	—	—	—	—	—	494,272	494,272

Comprehensive income for the year:
Profit for the year		—	—	—	3,935,672	—	—	—	3,935,672	36,420	3,972,092
Other comprehensive income		—	—	—	—	(247,581)	317,609	(72,787)	(2,759)	—	(2,759)

Total comprehensive income for the year		—	—	—	3,935,672	(247,581)	317,609	(72,787)	3,932,913	36,420	3,969,333
Balance at December 31, 2020		1,174,432	413,423	1,266,469	39,607,821	(267,352)	1,391,534	(268,692)	43,317,635	609,173	43,926,808

Dividends paid	25	—	—	—	(851,619)	—	—	—	(851,619)	—	(851,619)
Dividends paid to non-controlling interest		—	—	—	—	—	—	—	—	(2,023)	(2,023)
Reserve for repurchase of shares		—	—	(34,068)	34,068	—	—	—	—	—	—
Repurchase and sale of shares	25	—	647	(32,978)	—	—	—	—	(32,331)	—	(32,331)
Other capital movements	5	—	—	—	(16,595)	—	—	—	(16,595)	—	(16,595)
Increase in non-controlling interest in acquired business	5	—	—	—	—	—	—	—	—	2,048	2,048

Comprehensive income for the year:

Profit for the year		—	—	—	5,065,554	—	—	—	5,065,554	(131,454)	4,934,100
Other comprehensive income		—	—	—	—	217,601	109,906	(3,835)	323,672	—	323,672

Total comprehensive income for the year		—	—	—	5,065,554	217,601	109,906	(3,835)	5,389,226	(131,454)	5,257,772
Balance at December 31, 2021		$1,174,432	414,070	1,199,423	43,839,229	(49,751)	1,501,440	(272,527)	47,806,316	477,744	48,284,060

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2021, 2020 and 2019

(Thousands of pesos)

	Note	2021	2020	2019

Cash flows from operating activities:
Profit for the year		$4,934,100	3,972,092	3,232,826
Adjustments for:
Deferred income tax recognized in profit or loss	21	17,017	(109,443)	60,677
Current income tax recognized in profit or loss	21	1,790,621	1,321,054	1,064,301
Bargain purchase gain of domestic business acquisition	4	—	(90,889)
Depreciation and amortization	14	1,463,799	1,735,146	1,286,443
Depreciation of right-of-use assets		343,367	307,757	302,804
Intangible impairment loss	16	5,459	—	73,733
Loss (gain) on disposal of property, plant and equipment		95,341	12,987	(85,937)
Interest income earned	29	(597,610)	(705,986)	(991,632)
Interest expense and financial expense	29	265,982	291,038	330,119
Unrealized foreign exchange loss (gain) on loans		34,146	320,880	(139,830)

Subtotal		8,352,222	7,054,636	5,133,504

Derivative financial instruments		(46,442)	212,279	(11,528)
Accounts receivable, net		(811,965)	(335,742)	(306,588)
Due from related parties		395	12,988	(13,575)
Inventories		(685,817)	(850,655)	(133,572)
Current and non-current biological assets		(1,125,369)	(145,670)	(66,582)
Prepaid expenses and other current assets		(1,536,093)	32,866	(95,201)
Assets held for sale		(2,806)	(1,714)	(3,848)
Trade payable and other accounts payable		4,265,240	320,821	(38,542)
Due to related parties		104,587	4,138	(70,810)
Income taxes paid		(2,161,321)	(590,836)	(1,302,902)
Employee benefits		60,123	104,484	184,992

Net cash provided by operating activities		6,412,754	5,817,595	3,275,348

Cash flows from investing activities:
Payments for acquisition of property, plant and equipment		(3,479,493)	(2,346,415)	(2,199,600)
Proceeds from sale of property, plant and equipment		29,772	23,802	197,059
Investment in securities at fair value through profit or loss		1,007,481	(832,038)	363,784
Investment in securities at fair value through other comprehensive income		(622,108)	(621,954)	(315,761)
Other assets		84,080	(26,569)	24,244
Interest collected		597,610	705,986	991,632

Net cash used in investing activities		(2,382,658)	(3,097,188)	(938,642)

Cash flows from financing activities:
Payment for repurchase of shares	25	(46,392)	(15,594)	(10,729)
Proceeds from issuance of repurchased shares	25	14,061	12,085	9,255
Dividends paid	25	(851,619)	(791,744)	(840,000)
Dividends paid to non-controlling interest		(2,023)	(1,879)	(1,985)
Proceeds from borrowings	18	1,709,080	4,030,700	4,839,000
Principal payment on loans	18	(2,267,280)	(6,762,222)	(4,808,163)
Interest paid on lease	24	—	(53,639)	(37,797)
Interest paid	29	(234,134)	(237,399)	(292,322)
Payment of lease liability	24	(358,987)	(386,710)	(325,207)
Net cash used in by financing activities		(2,037,294)	(4,206,402)	(1,467,948)

Net increase (decrease) in cash and cash equivalents		1,992,802	(1,485,995)	868,758

Cash and cash equivalents at January 1		17,286,374	18,662,765	17,901,845

Effect of exchange rate fluctuations on cash and cash equivalents		(142,733)	109,604	(107,838)

Cash and cash equivalents at December 31		$19,136,443	17,286,374	18,662,765

See accompanying notes to consolidated financial statements.

INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2021, 2020 and 2019

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

The shares of the Company are listed on the Mexican Stock Exchange (BMV for its Spanish acronym) under the ticker symbol “Bachoco,” and in the New York Stock Exchange (“NYSE”), under the ticker symbol “IBA” (see note 31 b).

(2)   Basis of preparation

a)   Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”).

On April 25, 2022, the accompanying consolidated financial statements and related notes were authorized for issuance by the Company’s Chief Financial Officer, Mr. Daniel Salazar Ferrer, for review and approval by the Audit Committee, Board of Directors and stockholders. In accordance with Mexican General Corporate Law and the Company’s bylaws, the stockholders are empowered to modify the consolidated financial statements after their issuance should they deem it necessary.

Business continuity

The consolidated financial statements have been prepared by Management assuming that the Company will continue to operate as a going concern.

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

Level 3 inputs are unobservable inputs.

c)   Functional and presentation currency

These consolidated financial statements are presented in thousands of Mexican pesos (“pesos” or “$”), the official currency of Mexico, which is the currency in which the Company’s accounting records are maintained and functional currency for most of its subsidiaries, except for  foreign subsidiaries for which the U.S. dollar is the functional currency as well as the currency in which accounting records are maintained.

For disclosure purposes, in the notes to the consolidated financial statements, “thousands of pesos” or “$” means thousands of Mexican pesos, and “thousands of dollars” means thousands of U.S. dollars.

When deemed relevant, certain amounts are included between parentheses as a translation into thousands of dollars, into thousands of Mexican pesos, or both, as applicable. These translations are performed for the convenience of the reader at the closing exchange rate issued by Bank of Mexico, which is $20.51, $19.95 and $18.89 pesos to one U.S. dollar as of December 31, 2021, 2020 and 2019, respectively.

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

The following are the critical accounting estimates and assumptions in the application of the Company’s accounting policies, which are significant to the amounts recognized in the consolidated financial statements.

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

v.   Estimate of the term of the lease contracts

The Company defines the term of the leases as the period for which there is a contractual payment commitment, considering the non-cancellable period of the contract, as well as the renewal and early termination options that are reasonably certain to be exercised. The Company participates in lease agreements that do not have a defined mandatory term, a defined renewal period (if it contains a renewal clause), or annual automatic renewals. Accordingly, to measure the lease liability, the Company estimates the term of the contracts considering their contractual rights and limitations, the business plan, as well as Management's intentions for the use of the underlying asset.

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

iv.   Impairment of long-lived assets and goodwill

The carrying amount of long-lived assets is reviewed for impairment when situations or changes in circumstances indicate that it is not recoverable, except for goodwill which is reviewed on an annual basis. If there are indicators of impairment, a review is carried out to determine whether the carrying amount exceeds its recoverable value and whether it is impaired. The recoverable value is the highest of the asset’s fair value, less selling costs, and its value in use which is the present value of the future estimated cash flows generated by the asset. The value in use calculation requires the Company to estimate the future cash flows expected to arise from the asset and/or from the cash-generating unit and an appropriate discount rate in order to calculate present value.

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

vi.   Expected credit losses on accounts receivable

The expected credit losses on financial assets are estimated using a provision matrix based on the Company's historical experience of credit losses, adjusted for factors that are specific to each of the Company's customer and debtor groups, general economic conditions and Management's assessment both current and forecast conditions as of the reporting date, including the value of money when applicable.

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

Currently globally we continue to experience the impacts of the COVID-19 pandemic, the variants and their peak waves of contagion challenged us. During 2021, the start of the global vaccination campaign and the knowledge generated to manage the disease painted an encouraging picture with a view to reactivating economic and social activities and, in general, life as it was known before its arrival. Authorities in Mexico and the United States continued to impose restrictive measures on mobility and economic reopening, although greater flexibility was undoubtedly observed as a result of progress in vaccination. This led to greater economic activity even in non-essential sectors.

During 2021 and 2020, Management performed an analysis to measure the financial impact on the Company derived from the possible effects of COVID 19, which included the following:

●	Review of potential impairment of non-financial assets (including goodwill, right-of-use assets and property, plant and equipment) - Based on medium and long-term projections, a possible impairment in goodwill has not been identified in long-lived assets, except for intangible assets where an impairment of $5,459 was recognized in the United States subsidiary.
●	Inventory valuation - The Company has not had an impairment in the price of chicken and eggs. The Company qualified as an essential activity for which it has kept operations working normally, reinforcing sanitary measures in all work centers, in this way it has fulfilled its commitments to its customers. During 2020, the Hotel sector was the most affected in sales volume, for which the Company directed the volume to other channels such as self-services, rotisserie chains , public market and live chicken. During 2021, the Hotel sector improved, but without reaching pre-pandemic levels.
●	In the acquisition of raw materials, even when there was volatility in the dollar exchange rate, the prices of the main raw materials such as corn and soybean paste were not affected in terms of cost and supply due to the pandemic, in some other raw materials were delayed in shipments mainly due to logistical problems of ships in the ports of China, but without significantly affecting the Company's productive activities.
●	Provision for expected losses - The estimate for expected credit losses was reviewed and based on this analysis, Management considered that the allowance for doubtful accounts is sufficient to support an increase in credit risk for certain clients. During certain months of the year 2021 and 2020, the level of the accounts receivable portfolio increased based on agreed terms and continues to be recovered considering the payment plans.
●	Measurement at fair value - investments recognized at fair value consider all relevant market factors for their proper valuation.
●	Breaches of agreements – The Company has fulfilled its commitments to suppliers and customers due to the fact that, as an essential sector, it has maintained its operations working normally, complying with the health protocols established by the competent authorities and due to its solid financial position.
●	Going concern - The Company qualified as an essential activity in the markets it operates in and continues to operate normally with full operations in its farms, plants, distribution centers, logistics, supply chain and offices, despite partially working remotely in some of its corporate locations. Management has also implemented strict additional measures to guarantee the well-being of clients, suppliers and workers, as well as the quality and safety of its products, working in coordination with the health authorities and attending to all the recommendations issued by them.
●	Labor relations have not been affected and no changes were made to contractual agreements with employees as the Company continues to operate normally.
●	Liquidity risk management - The Company has sufficient liquidity to continue assuming its current and long-term commitments.
●	Insurance recoveries related to business interruptions - The Company has insurance policies to cover business continuity, however, it is not expected that they will be used because it will continue to operate normally as it is considered to be an essential activity.
●	Income tax considerations - So far, no adverse tax impact is anticipated as a result of the pandemic.

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

f)	Labor Reform in Mexico

On April 23, 2021, various labor and tax provisions regarding labor subcontracting were published, which implied the elimination of the group's service providers, except in specific cases. Due to the foregoing, the Company in July 2021 carried out the employer substitution for the transfer of personnel from its service providers to its operating companies in which the employees directly participate, all these subsidiaries of Industrias Bachoco S.A.B. of C.V.

Due to the above in July the merger of these service providers with Bachoco S.A. de C.V. was carried out. As a result of the merger, there were no significant tax effects or significant effects on the labor liabilities of the pension plan.

g)   Issuance of new IFRS

i. New and amended IFRS that affect reported balances and/or disclosures in consolidated financial statements

In the current year, the Company adopted a series of new and amended IFRS issued by the IASB which went into effect on January 1, 2021, as it relates to its consolidated financial statements.

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

Its adoption had not material impact on the disclosures or the amounts reported in these consolidated financial statements.

Initial impact of concessions applied to Income under IFRS 16 due to issues related to COVID-19 after june30, 2021, amendment to IFRS 16

In March 2021, the IASB issued COVID-19 Related Rent Concessions beyond June 30, 2021 (amendment to IFRS 16). When the IASB published the amendments to IFRS 16 in May 2020, the lessor was allowed to apply the practical expedient of the rental concessions for any reduction in the payment of leases affecting the original payments before or as of June 30, 2021. Due to the nature of the COVID-19 pandemic, the amendment extended a practical expedient to apply those original payments before or on June 30, 2022.

The practical expedient allows a tenant to decide not to assess whether a COVID-19 related rent is a lease modification. A lessee who makes this election should account for any change in rent payments resulting from the granting of rents related to COVID-19 applying IFRS 16 as if the change were not a modification to the lease.

The practical file applies only to rental concessions that occur as a direct consequence related to COVID-19 and only if the following conditions are met:

●	The change in lease payments results in consideration that is substantially the same as, or less than, the lease consideration immediately prior to the change.
●	Any reduction in lease payments only affects payments due on or before June 30, 2022 (a rental concession meets this condition if it results in a reduction in payments before June 30, 2022 increases lease payments that extend beyond June 30, 2022); and
●There is no substantive change in any other clause or condition of the lease.

The Company has not had any material impact for these amendments to IFRS 16 because it did not have any applicable rental concessions.

ii. New IFRS issued but not yet effective

As of the date of these consolidated financial statements, the Company has not applied the following new and revised IFRS that have been issued but are not yet effective.

IFRS 17	Insurance Contracts
IFRS 10 and IAS 28 (amendments)	Sale or contribution of assets between an investor and its associate or joint venture
Amendments to IAS 1	Classification of liabilities as current or non-current.
Amendments to IFRS 3	Definition of a business
Amendments to IAS 16	Property, Plant and Equipment - before being used
Amendments to IAS 37	Onerous contracts - costs of fulfilling a contract
Annual improvements to IFRS 2018-2020 cycle	Amendments to IFRS 1 First adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases and IAS 41 Agriculture
Amendments to IAS 1 and the IFRS practice statements 2	Disclosure of accounting policies
Amendments to IAS 8	Definition of accounting estimates
Amendments to IAS 12	Deferred taxes related to assets and liabilities arising from a single transaction.

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

Amendments to IFRS 10 and IAS 28 Sale or contribution of assets between an investor and its associate or joint venture

The amendments to IFRS 10 and IAS 28 treat with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments establish that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognized in profit or loss. of the parent only to the extent that the participation of unrelated investors in that associate or joint venture. Similarly, profit and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) at fair value, are recognized in profit. or loss of the former parent, only to the extent of the participation of unrelated investors in the new associate or joint venture.

The effective date of the amendments has not yet been set by the IASB; however, early application is permitted.

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

Amendments to IAS 1 and the IFRS practice statements 2 Disclosure of Accounting Policies

The amendments change the requirements to IAS 1 with respect to the disclosure of accounting policies. The amendment replaces the terms “significant accounting policies” with “information on material accounting policies”. Information on accounting policies is material when it is considered that, together with other information included in the financial statements of an entity, they may influence the decisions of the primary users of the financial statements in general use and that they are made in the basis of those financial statements.

The supporting paragraphs in IAS 1 are amended to clarify accounting policy information that relates to immaterial transactions, other events or conditions that are themselves material.

To support these modifications, the IASB has developed guidance and examples to explain and demonstrate the application of the “4-step materiality process” described in the IFRS practice 2 statements.

The amendments to IAS are effective for the annual periods beginning on January 1, 2021, with the option of early application and are applied prospectively. The amendments to the IFRS Practice 2 statements do not contain an effective date or transition requirements.

Amendments to IAS 8 Definition of accounting estimates

The amendments replace the definition of a change in accounting estimates. Under the new definition, accounting estimates are “monetary amounts in the financial statements that are subject to measurement uncertainty”.

The definition of a change in accounting estimates was deleted. However, the IASB maintained the concept of changes in an accounting estimate in the standard with the following clarifications:

●	A change in an accounting estimate is the result of new information or a new development and is not the correction of an error.
●	The effects of a change in an input or a valuation technique used to develop an accounting estimate are changes in accounting estimates if they do not result from a correction of prior period errors.

The IASB added two examples (Example 4-5) to the IAS 8 Implementation Guide that accompanies the standard. The IASB has removed one example (example 3) as it could cause confusion from the amendments.

The modifications are effective for the annual periods beginning on January 1, 2023 for changes in accounting policies and changes in accounting estimates that occur on or after the beginning of said period with the option of early application.

Amendments to IAS 12 Deferred taxes related to assets and liabilities arising from a single transaction.

The amendments introduced an additional exception aside from the initial recognition exemption. In the amendments, an entity does not apply the initial recognition exception for transactions that give rise to taxable and deductible temporary differences.

Depending on the applicable tax law, taxable and deductible temporary differences may occur on initial recognition of an asset and a liability in a transaction that is not a business combination and does not affect accounting or taxable profit. For example, it may occur with a recognition of a lease liability and the corresponding right-of-use asset applying IFRS 16 Leases at the commencement date of a lease.

Following the amendments to IAS 12, an entity is required to recognize deferred tax assets and liabilities, with the recognition of any deferred tax assets being subject to the recoverability criteria.

The IASB also adds an illustrative example to IAS 12 that explains how the amendments apply.

The amendments apply to transactions that occur on or after the first comparative period of the period presented. Additionally, at the beginning of the first comparative period an entity recognizes:

●	A deferred tax asset (to the extent that it is probable that taxable income is available against the deductible temporary difference) and a deferred tax liability for all taxable and temporary deductions associated with:

●	Right-of-use assets and lease liabilities
●	Decommissioning, restoration and similar liabilities that correspond to amounts recognized as part of the costs related to the asset.

The cumulative effect at the beginning of the application of the amendments as an adjustment in the opening balances of retained earnings (or some other component of capital, as applicable) to date.

The amendments are effective for the annual periods beginning on January 1, 2023, with the option of early application.

The Company is in process of determining its conclusions, however, does not expect the adoption of the standards to have a material impact on the consolidated financial statements in future periods.

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

The consolidated financial statements include the financial statements of the subsidiary companies up to December 31 of each year. Control is achieved when the Company:

●	Has power over the investee
●	It is exposed, or has rights, to variable returns derived from its participation in the investee
●	Has the ability to use his power to affect his returns

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

iii. Non-controlling interest

Non-controlling interests in subsidiaries are identified separately from the Company's capital in them. Non-controlling shareholders' interests that are current ownership interests that entitle their holders to a proportionate share of the net assets at liquidation may be initially measured at fair value or the proportionate share of non-controlling interest in the fair value of the identifiable net assets of the acquiree. The choice of measure is made acquisition by acquisition. Other non-controlling interests are initially measured at fair value.

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

In a business combination, the identifiable assets acquired and the liabilities assumed are recognized at their fair value on the date of acquisition, except that:

●	Deferred tax assets or liabilities and assets or liabilities related to employee benefit agreements are recognized and measured in accordance with IAS 12 and IAS 19, respectively.
●	Liabilities or equity instruments related to share. The acquiree's payment agreements or the Company's share-based payment agreements entered into to replace the acquiree's share-based payment agreements, are measured in accordance with IFRS 2 in the acquisition date.
●	Assets (or groups of assets) that are classified as held for sale in accordance with IFRS 5 are measured in accordance with that standard.

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

The payable contingent considerations are measured at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not re-measured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognized in profit and loss.

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

Exchange differences on monetary items receivable or payable to a foreign business, whose settlement is neither planned nor likely to occur in the foreseeable future (therefore, they are part of the net investment in the business business), that are initially recognized in other comprehensive income and reclassified from equity to income when the total or partial disposal of the net investment is made. For the years ended December 31, 2021, 2020 and 2019 the Company did not enter into such transactions.

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

All regular purchases or sales of financial assets are recognized and derecognized on a trade date. Regular purchases or sales are purchases or sales of financial assets that require the delivery of assets within the period established by the regulation or usual practices in the market.

All recognized financial assets are subsequently measured in full, either at amortized cost or fair value, according to the classification of financial assets.

Financial assets of the Company include cash and cash equivalents, investment in securities at fair value through profit or loss and through other comprehensive income, derivative financial instruments and trade receivables.

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

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and demand deposits or investments with original maturities of three months or less from the acquisition date, which are subject to an insignificant risk of changes in their fair value and are used by the Company in the management of its short-term commitments.

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

The Company recognizes lifetime expected credit losses for commercial accounts receivable, contract assets and accounts receivable for leases. The expected credit losses on these financial assets are estimated using a provision matrix based on the Company’s historical experience of credit losses, adjusted for factors that are specific to the debtors, the general economic conditions and Management’s assessment, of both the current and forecast conditions at the reporting date, including the time value of money when appropriate.

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

Derivative financial instruments entered into for fair value hedging or for trading purposes are initially recognized at fair value; any attributable transaction costs are recognized in profit and loss as incurred. Until 2019, government grant was recognized initially as a liability, and subsequently was recognized to profit and loss as the related obligation is settled. Subsequent to the initial recognition, such derivative financial instruments are measured at fair value, and changes in such value are immediately recognized in profit and loss unless the derivative is designated and is effective as a hedging instrument, in which case, its recognition in profit and loss will depend on the nature of the hedging.

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

An item of property, plant and equipment is derecognized at the time of disposal or when no future economic benefits are expected to arise from the continued use of the asset. Gains or losses on the sale of an item of property, plant and equipment are determined by comparing the proceeds from the sale with the carrying amount of property, plant and equipment, and are recognized net under “other expenses, net” in profit and loss for the year.

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

Below are the estimated useful lives for 2021, 2020 and 2019:

Average
useful Life
Buildings	46
Machinery and Equipment	19
Vehicles	11
Computers	8
Furniture	11

The Company has estimated the following residual values as of December 31, 2021, 2020 and 2019:

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

Intangible assets are classified as having a definite or indefinite life. Those with a defined life are amortized under the straight-line method during their estimated life and when there are impairment indicators, they are tested for impairment. The amortization methods and the useful life of the assets are reviewed and adjusted, if necessary, at the date of each consolidated statement of financial position. Amortization is charged to income in the general expenses category. Those with an indefinite life are not amortized, but are subject to impairment tests at least annually.

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

The lease liability is measured at initial recognition by discounting future minimum income payments at present value according to a term, using a discount rate that represents the cost of obtaining financing in an amount equivalent to the value of the contract's income, for the acquisition of the underlying asset, in the same currency and for a period similar to the corresponding contract (incremental borrowing rate). When the contract payments contain non-lease components (services), the Company has chosen not to separate them and to measure all payments as a single lease component; however, for the rest of the asset classes, the Company measures the lease liability only considering the payments of components that are rents, while the services implicit in the payments are recognized directly in results as operating expenses.

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

When there are modifications to the lease payments for inflation, the Company remits the lease liability from the date the new payments are known, without reconsidering the discount rate. However, if the modifications are related to the term of the contract or change in circumstances that results in a change in the assessment of the exercise of a purchase option, the Company re-evaluates the discount rate in the measurement of the liability. Any increase or decrease in the value of the lease liability subsequent to this re-measurement is recognized by increasing or decreasing to the same extent, as the case may be, the value of the right-of-use asset.

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

The main assumptions for developing estimates of recoverable amounts are the estimates the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate its present value. The Company estimates cash flow projections considering current market conditions, determination of future prices of goods and volumes of production and sales. In addition, for the purposes of the discount and perpetuity growth rates, the Company uses indicators of market and expectations of long-term growth in the markets in which it operates.

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

k)   Held-for-sale assets

Held for sale assets mainly consist of foreclosed assets. Foreclosed assets are initially recorded at the lower of fair value less costs to sell or the net carrying amount of the related account receivable.

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

iv. Termination benefits from constructive obligations

During 2019 and 2020 the Company recognizes, as a defined benefit plan, a constructive obligation from past practices. The liability accrues based on the services rendered by the employee. Payment of this benefit is made in one installment at the time that the employee voluntarily ceases working for the Company.

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

s)   Earnings per share

The Company presents information on basic and diluted earnings per share (“EPS”) related to its ordinary shares. Basic EPS is computed by dividing the profit and loss attributable to the holders of the Company’s common shares by the weighted average number of outstanding ordinary shares during the period, adjusted for treasury shares held. Diluted EPS is determined by adjusting the profit and loss attributable to the holders of the ordinary shares and the outstanding weighted average number of ordinary shares, adjusted for treasury shares held, for the potential dilutive effects of all ordinary shares, including convertible instruments and options on shares granted to employees. At December 31, 2021, 2020 and 2019, the Company has no outstanding instruments that imply the existence of potential ordinary shares, for which reason basic and diluted EPS are the same.

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

The bargain purchase gain arises because the net of fair value of the assets at the acquisition date exceeds the amount of the consideration transferred. The business strategies followed by the acquiree in the past resulted in a high cost structure and limited opportunity for improving profitability, resulting in a fair value of the business below that of its component parts. For this reason, a gain was recognized in other expense, net (see note 30) in the consolidated statement of profit or loss and other comprehensive income.

Had the acquisition occurred on January 1, 2020, consolidated revenues and consolidated profits for the year ended December 31, 2020 would have totaled $70,337,002 and $3,991,092, respectively. In determining these amounts, Management assumed that the provisional adjustments to fair value recognized at the date of acquisition would have been similar if the acquisition had occurred on January 1, 2020.

Costs related to acquisition.

During 2020, the Company incurred costs related to the acquisition of Sonora Agropecuaria, S.A. de C.V. of $1,704 corresponding to external legal fees and due diligence costs, which are included in other expenses in the Company’s consolidated statement of profit and loss and other comprehensive income.

(5)   Subsidiaries of the Company

A list of subsidiaries and the Company’s shareholding percentage in such subsidiaries as of December 31, 2021, 2020 and 2019 are presented below:

Name	Shareholding percentage in subsidiaries
		December 31,
	Country	2021	2020	2019
Bachoco, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco USA, LLC. & Subsidiary	U.S.	100.00	100.00	100.00
Campi Alimentos, S.A. de C.V.	Mexico	99.99	99.99	99.99
Induba Pavos, S.A. de C.V.	Mexico	99.99	99.99	99.99
Bachoco Comercial, S.A. de C.V.	Mexico	99.99	99.99	99.99
PEC LAB, S.A. de C.V.	Mexico	64.00	64.00	64.00
Aviser, S.A. de C.V.	Mexico	—	99.99	99.99
Operadora de Servicios de Personal, S.A. de C.V.	Mexico	—	99.99	99.99
Secba, S.A. de C.V.	Mexico	—	99.99	99.99
Servicios de Personal Administrativo, S.A. de C.V.	Mexico	—	99.99	99.99
Sepetec, S.A. de C.V.	Mexico	—	99.99	99.99
Wii kit RE LTD.	Bermuda	100.00	100.00	100.00
Proveedora La Perla S.A. de C.V.	Mexico	100.00	100.00	100.00
Sonora Agropecuaria, S.A. de C.V.	Mexico	54.84	54.80	—

The main subsidiaries of the group and their activities are as follows:

●	Bachoco, S.A. de C.V. (“BSACV”) (includes four subsidiaries which are 51% owned, and over which BSACV has control). BSACV is engaged in breeding, processing and marketing poultry goods (chicken and eggs).
●	Bachoco USA, LLC. holds the shares of OK Foods, Inc. and, therefore, all operations controlled by the Company in the United States of America. The primary activities of Bachoco USA, LLC and its subsidiary are comprised of the production of chicken products and hatching eggs, mostly marketed in the United States of America and, to a lesser extent, in other foreign markets.
●	Campi Alimentos, S.A. de C.V., is engaged in producing and marketing balanced animal feed and pet treats, mainly for sales to third parties.
●	The main activity of Bachoco Comercial, S.A. de C.V. is the distribution of turkey, beef and pig value-added products.
●	The main activity of Induba Pavos, S.A. de C.V. and Proveedora La Perla, S.A. of C.V. is the leasing of property, plant and equipment to its related parties.
●	PEC LAB, S.A. de C.V. is the holding of the shares of Pecuarius Laboratorios, S.A. de C.V. Its main activity consists of the production and distribution of medicines and vaccines for animal consumption.
●	Aviser, S.A. de C.V., Operadora de Servicios de Personal, S.A. de C.V., Secba, S.A. de C.V., Servicios de Personal Administrativo, S.A. de C.V. and Sepetec, S.A de C.V. until July 2021, were engaged in providing administrative and operating services rendered to their related parties. Derived from the requirements of the Labor Reform in Mexico (see note 2f), in July 2021 these companies merged with Bachoco, S.A. de C.V., subsisting this as a merging company, which acquires all the debts and responsibilities of the merged companies, subrogating the merged company in all its commercial, civil, labor, fiscal rights and obligations and of any other nature without exception.
●	Wii kit RE LTD. in Bermuda, it is a Class I reinsurance company that provides insurance coverage to its affiliates.
●	Sonora Agropecuaria, S.A. DE C.V., in Mexico, it is dedicated to the pig processing and distribution. During 2021 the company merged Interswine S. de R.L. de C.V., Agropecuaria Sasapork S.P.R de R.L. de C.V., Cerdo Industrializado S.A. de C.V., Productora Industrializada S.A. of C.V. and Whitecaps S.A. de C.V., subsisting Sonora Agropecuaria, S.A. of C.V. as a merging. The transaction was recorded in accordance with that is described in the accounting policies, causing no impact on the Company's consolidated financial statements.

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

Below is the information related to each reportable segment. Performance is measured based on each segment’s income before taxes, in the same manner as it is included in Management reports that are regularly reviewed by the Company’s Board of Directors, which has been identified as being responsible for making operational decisions, allocating resources and evaluating the performance of the operating segments.

a)   Operating segment information

	Year ended December 31, 2021
	Poultry	Other	Total
Net revenues	$71,647,726	10,051,342	81,699,068
Cost of sales	59,195,273	9,161,381	68,356,654
Gross profit	12,452,453	889,961	13,342,414
Finance income	879,142	238,264	1,117,406
Finance costs	214,780	52,743	267,523
Income before taxes	6,052,051	689,687	6,741,738
Income taxes	1,655,934	151,704	1,807,638
Net income attributable to controlling interest	4,394,865	670,689	5,065,554
Property, plant and equipment, net	19,943,697	1,819,705	21,763,402
Goodwill	1,600,592	88,015	1,688,607
Intangible assets	704,374	-	704,374
Non-current biological assets	2,308,577	49,560	2,358,137
Total assets	58,387,628	7,497,233	65,884,861
Total liabilities	16,592,293	1,008,508	17,600,801
Purchases of property, plant and equipment	3,298,794	180,699	3,479,493
Depreciation and amortization	1,306,665	157,133	1,463,798
Depreciation of right-of-use assets	331,127	12,240	343,367
Intangible impairment loss	5,459	-	5,459

	Poultry	Other	Total
	revenues	revenues	revenues
Total revenues	$71,660,739	10,090,925	81,751,664
Intersegments	(13,013)	(39,583)	(52,596)
Net revenues	$71,647,726	10,051,342	81,699,068

	Year ended December 31, 2020
	Poultry	Other	Total
Net revenues	$61,323,853	7,468,149	68,792,002
Cost of sales	51,165,650	6,541,916	57,707,566
Gross profit	10,158,203	926,233	11,084,436
Finance income	998,654	174,866	1,173,520
Finance costs	260,570	30,759	291,329
Income before taxes	4,626,582	557,121	5,183,703
Income taxes	1,060,876	150,735	1,211,611
Net income attributable to controlling interest	3,532,589	403,083	3,935,672
Property, plant and equipment, net	17,146,405	2,587,417	19,733,822
Goodwill	1,562,404	88,312	1,650,716
Intangible assets	753,224	—	753,224
Total assets	51,081,829	7,393,171	58,475,000
Total liabilities	13,144,941	1,403,251	14,548,192
Purchases of property, plant and equipment	1,978,818	773,463	2,752,281
Depreciation and amortization	1,542,031	193,115	1,735,146

	Poultry	Other	Total
	revenues	revenues	revenues
Total revenues	$61,332,013	7,506,962	68,838,975
Intersegments	(8,160)	(38,813)	(46,973)
Net revenues	$61,323,853	7,468,149	68,792,002

	Year ended December 31, 2019
	Poultry	Other	Total
Net revenues	$55,653,027	6,002,218	61,655,245
Cost of sales	46,456,076	5,101,275	51,557,351
Gross profit	9,196,951	900,943	10,097,894
Finance income	860,140	131,492	991,632
Finance costs	529,226	81,142	610,368
Income before taxes	3,854,474	503,330	4,357,804
Income taxes	993,652	131,326	1,124,978
Net income attributable to controlling interest	2,849,145	370,786	3,219,931
Property, plant and equipment, net	16,440,851	2,115,795	18,556,646
Goodwill	1,490,978	88,016	1,578,994
Intangible assets	772,640	—	772,640
Total assets	49,533,440	6,169,051	55,702,491
Total liabilities	14,066,224	1,375,932	15,442,156
Purchases of property, plant and equipment	1,811,086	258,241	2,069,327
Depreciation and amortization	1,171,200	115,243	1,286,443

	Poultry	Other	Total
	revenues	revenues	revenues
Total revenues	$55,656,645	6,037,772	61,694,417
Intersegments	(3,618)	(35,554)	(39,172)
Net revenues	$55,653,027	6,002,218	61,655,245

b)   Geographical information

When submitting information by geographic area, revenue is classified based on the geographic location where the Company’s poultry segment customers are located. Segment assets are classified in accordance with their geographic location. Geographical information for the “Others” segment is not included below because the operations are carried out entirely within Mexico.

	Year ended December 31, 2021
			Operations
			between
	Domestic	Foreign	geographical
	poultry	poultry	segments	Total
Net revenues	$51,287,149	20,490,145	(129,567)	71,647,726
Non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and investments in insurance policies:
Non-current biological assets	1,420,262	888,315	—	2,308,577
Property, plant and equipment, net	17,602,324	2,341,373	—	19,943,697
Goodwill	212,833	1,387,759	—	1,600,592
Intangible assets	—	704,374	—	704,374

	Year ended December 31, 2020
			Operations
			between
	Domestic	Foreign	geographical
	poultry	poultry	segments	Total
Net revenues	$41,835,033	19,573,023	(84,203)	61,323,853
Non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and investments in insurance policies:
Non-current biological assets	1,185,308	806,222	—	1,991,530
Property, plant and equipment, net	14,659,461	2,486,944	—	17,146,405
Goodwill	212,536	1,349,868	—	1,562,404
Intangible assets	—	753,224	—	753,224

	Year ended December 31, 2019
			Operations
			between
	Domestic	Foreign	geographical
	poultry	poultry	segments	Total
Net revenues	$38,778,025	16,931,735	(56,733)	55,653,027
Non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and investments in insurance policies:
Non-current biological assets	1,058,126	760,785	—	1,818,911
Property, plant and equipment, net	13,799,774	2,641,077	—	16,440,851
Goodwill	212,833	1,278,145	—	1,490,978
Intangible assets	—	772,640	—	772,640

c)   Major Customers

In Mexico, the Company’s products are traded among a large number of customers, without significant concentration with any specific customer. Therefore, in 2021, 2020 and 2019, no customer represented over 10% of the Company’s total revenues.

As of December 31, 2021, 2020 and 2019, the Company did not have operations with an individual customer that represented a significant concentration in the United States of America, more than 10% of the total income of the Company.

(7)   Cash and cash equivalents

The consolidated balances of cash and cash equivalents as of December 31, 2021, 2020 and 2019 are as follows:

	December 31,
	2021	2020	2019
Cash and banks	$14,586,467	12,941,334	13,106,862
Investments with maturities less than three months	4,519,265	4,305,998	5,513,276
	19,105,732	17,247,332	18,620,138

Restricted cash	30,711	39,042	42,627
Total cash and cash equivalents	$19,136,443	17,286,374	18,662,765

Restricted cash corresponds to the minimum margin required by the intermediary for the Company’s derivative financial instruments on commodities in order to meet future commitments that may stem from adverse market movements affecting prices on the open positions as of December 31, 2021, 2020 and 2019.

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

At December 31, 2021, 2020 and 2019, the Company has not identified the existence of embedded derivatives.

Some of the Company’s derivative financial instruments as of December 31, 2021, 2020 and 2019 meet the requirements to be treated as hedging instruments for accounting purposes (11,238,319, 506 and 24,352 thousand U.S. dollars of notional amounts).

As of December 31, 2021 and 2019, the Company has no derivative trading instruments. Some of the Company’s derivative financial instruments as of December 31, 2020 are recognized in earnings through profit or loss for accounting purposes (60,000 thousand U.S. dollars of notional amounts).

Management by type or risk

a)   Categories of financial assets and liabilities

The Company’s financial assets and liabilities are shown below:

	December 31,
	2021	2020	2019
Financial assets
Cash and cash equivalents	$19,136,443	17,286,374	18,662,765
Investment in securities at fair value through profit or loss	10,841	1,018,322	186,284
Investment in securities at fair value through other comprehensive income	1,559,823	937,715	315,761
Investments in life insurance	74,148	71,431	65,545
Trade receivables	3,102,203	2,704,058	2,523,092
Due from related parties	291	686	13,674
Other long-term receivables	211,278	193,689	173,488
Derivative financial instruments	69,862	—	18,098

Financial liabilities
Current and non-current financial debt	$(1,993,911)	(2,517,965)	(4,928,607)
Trade payables, sundry creditors and expenses payable	(8,977,051)	(5,049,103)	(4,491,171)
Current and non-current lease liabilities	(651,480)	(719,711)	(803,050)
Due to related parties	(185,429)	(80,842)	(76,704)
Derivative financial instruments	—	(194,181)	—

b)   Credit risk

Credit risk is defined as the potential loss of a portfolio of an amount owed to the Company due to lack of payment from a debtor, or for breach by a counterparty with which derivative financial instruments and investment in securities at fair value through profit or loss and other comprehensive income transactions are conducted.

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

The impairment assessment of accounts receivable is performed on a collective basis, as there are no accounts with individually significant balances. The Company’s products are marketed to a large number of customers without any significant concentration with a specific customer. As part of the objective evidence that an account receivable portfolio is impaired, the Company considers past experiences with respect to collection, increases in the number of overdue payments in the portfolio exceeding the average loan period, as well as observable changes in national and local economic conditions that correlate to defaults.

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

The allowance for doubtful accounts includes trade accounts receivable that are in process of legal recovery, which amount to $157,012, $143,278 and $140,304 as of December 31, 2021, 2020 and 2019, respectively. The reconciliation of movements of the allowance for doubtful accounts, and the analysis of past-due accounts receivable but not impaired, are presented in note 9.

The Company receives credit enhancements on credit lines granted to its clients, which consist of real and personal property, such as land, buildings, houses, vehicles, letters of credit, cash deposits and others. As of December 31, 2021, 2020 and 2019, the fair value of such credit enhancements, determined by an appraisal at the time the credit lines were granted, is $667,322, $180,513 and $663,500, respectively.

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

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure, which as of the reporting date is as follows:

	December 31,
	2021	2020	2019
Cash and cash equivalents	$19,136,443	17,286,374	18,662,765
Investments in securities at fair value through profit or loss	10,841	1,018,322	186,284
Investment in securities at fair value through other comprehensive income	1,559,823	937,715	315,761
Investments in life insurance	74,148	71,431	65,545
Accounts receivable net of guarantees received	2,646,450	2,717,920	2,046,754
Derivative financial instruments	69,862	—	18,098
	$23,497,567	22,031,762	21,295,207

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

Monitoring

The risk management and financial planning areas of the Company, measure, monitor and report to the Risk Committee liquidity risks associated with the ALM and prepare limits for the authorization, implementation and operation thereof, as well as contingent action measures in case of liquidity requirements.

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

Maturity table

	December 31, 2021
	Less than 1 year	1 to 3 years	3 to 5 years
Trade payables, sundry creditors and expenses payable	$8,977,051	—	—
Due to related parties	185,429	—	—
Lease liabilities	279,809	324,630	47,041
Financial debt, maturities at variable rates
In pesos	1,993,911	—	—
Interest	85,854	—	—
Total financial liabilities	$11,522,054	324,630	47,041

	December 31, 2020
	Less than 1 year	1 to 3 years	3 to 5 years
Trade payables, sundry creditors and expenses payable	$5,049,103	—	—
Due to related parties	80,842	—	—
Derivative financial instruments	194,181	—	—
Lease liabilities	278,981	379,926	60,804
Financial debt, maturities at variable rates
In U.S. dollars	778,050	—	—
In pesos	279,510	1,460,405	—
Interest	85,340	44,613	—
Total financial liabilities	$6,746,007	1,884,944	60,804

	December 31, 2019
	Less than 1 year	1 to 3 years	3 to 5 years
Trade payables, sundry creditors and expenses payable	$4,491,171	—	—
Due to related parties	76,704	—	—
Lease liabilities	149,538	598,040	55,472
Financial debt, maturities at variable rates
In U.S. dollars	2,831,191	—	—
In pesos	609,208	1,488,208	—
Interest	134,535	207,643	—
Total financial liabilities	$8,292,347	2,293,891	55,472

At least on a monthly basis, Management evaluates and advises the Board of Directors on its liquidity. As of December 31, 2021, the Company has evaluated that it has sufficient resources to meet its obligations in the short and long term; therefore, it does not consider having liquidity gaps in the future and it will not be necessary to sell assets to pay its debts at unusual discounts or at out-of-market prices.

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

Agricultural agreements that result in firm commitments are linked to two corn and/or sorghum agricultural cycles, and in contracting purchases, both contracting cycles and dates are itemized as follows:

●	Fall-winter Cycle - The registration window period is at the discretion of the Mexican Food Safety (SEGALMEX, for its Spanish acronym) formerly Agency of Services for Distribution and Development of Agricultural Markets (ASERCA, for its Spanish acronym), which is usually between December and March, while the fall-winter cycle harvest period takes place during May, June and July. However, corn and/or sorghum harvest could lengthen up to one month or several months, depending on the weather conditions, such as drought and frost.
●	Spring-summer Cycle - The registration window period is at the discretion of SEGALMEX; the spring-summer cycle usually takes place during the July and August and the harvest depends on each state of the country and is highly variable.

During 2021 and 2020 the Company did not participate in any program. As of December 31, 2019 the Company participated in the ASERCA program as buyer of the corn and / or sorghum crops, for which the Company had to prove that a risk management instrument was maintained against market price fluctuations, based on the foregoing, the Company entered into “put” options with maturities in March 2020, July, September and December 2021, 2020 and 2019, with companies listed on the Chicago Mercantile Exchange. As of December 2019, the gain on valuation was $574 (30 thousand dollars).

As of December 31, 2021 and 2020, the Company did not receive any subsidy. During 2019 there is a subsidy of $50,730 by ASERCA for the purchase of hedging "puts" to the consumer. The Company participated in the "Agriculture by Contract" program with ASERCA, where contracts for the purchase of "put" options are registered with companies listed on the Chicago Mercantile Exchange and the benefit of this program is the recovery of the breach of Call hedge purchased, in turn, by the producer with ASERCA. The benefit under this scheme benefit as of December 31, 2019 was $1,802. During 2021 and 2020, no benefits have been realized under this scheme.

With respect to the risk in commodities that are not designated in a formal hedging relationship and to which the Company is exposed, sensitivity tests on corn and sorghum futures agreements are performed, considering different (bullish and bearish) scenarios. The results of these sensitivity analyses are presented in paragraph g) of this note.

ii.   Chicken price risk

The Company is exposed to financial risks mainly related to changes in the price of chicken. The Company presently does not anticipate that the price of chicken will decrease to a level that represents a risk to the Company in the future; therefore, as of December 31, 2021, 2020 and 2019, it has not entered into any derivative financial instrument or other agreement for managing the risk related to a decrease in the chicken price.

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

As of December 31, 2021, 2020 and 2019, the Company entered into derivative financial instrument positions as economic hedges to mitigate exchange rate risks.

iv.   Foreign currency position

The Company has financial instrument assets and liabilities denominated in foreign currency on which there is an exposure to currency risk.

Below is the foreign currency position that the Company has as of December 31, 2021, 2020 and 2019.

	December 31,
	2021		2020		2019
		Mexican		Mexican		Mexican
	Dollars	Pesos	Dollars	Pesos	Dollars	Pesos
Assets
Cash and cash equivalents	$447,316	9,174,451	479,325	9,562,534	569,569	10,759,165
Investment in securities at fair value through profit or loss	19,318	396,212	40,424	806,459	4,576	86,447
Investment in securities at fair value through other comprehensive income	76,168	1,562,206	47,003	937,715	16,716	315,761
Accounts receivable	3,572	73,268	2,683	53,517	2,160	40,809
Total assets	546,374	11,206,137	569,435	11,360,225	593,021	11,202,182

Liabilities
Trade accounts payable	(277,467)	(5,690,856)	(107,224)	(2,139,115)	(120,699)	(2,280,003)
Financial debt	—	—	(39,000)	(778,050)	(149,878)	(2,831,191)
Lease liabilities	(7,854)	(161,088)	(6,558)	(130,828)	(7,635)	(144,224)
Total Liabilities	(285,321)	(5,851,944)	(152,782)	(3,047,993)	(278,212)	(5,255,418)
Net asset position	$261,053	5,354,193	416,653	8,312,232	314,809	5,946,764

The Company performs a sensitivity analysis related to the potential effects of changes in exchange rates on its financial information. These results are shown in paragraph g) of this note. This analysis represents the scenarios that Management considers reasonably possible of occurring.

The following is a detail of exchange rates effective during the fiscal year:

				Spot exchange rate at
	Average exchange rate			December 31,
	2021	2020	2019	2021	2020	2019
Dollars	$20.29	21.49	19.25	20.51	19.95	18.89

The exchange rate at the date of issuance of the consolidated financial statements is $20.30.

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

The table below summarizes the fair value of the financial instruments that are recognized at amortized cost, together with the carrying amount included in the consolidated statements of financial position:

	Carrying	Fair	Carrying	Fair	Carrying	Fair
Liabilities recorded at amortized cost	amount	value	amount	value	amount	value

	2021		2020		2019
Financial debt	$1,993,911	1,994,423	2,517,965	2,550,758	4,928,607	4,952,445

f)   Fair value hierarchy

The fair value of financial assets and liabilities is determined as follows:

●	The fair value of the financial assets and liabilities that have standard terms and conditions and are traded in active liquid markets, which are determined by reference to quoted market prices (market approach), therefore, these instruments are considered Level 1 hierarchy according to the classification of fair value hierarchy described in note 2 b).
●	The fair value of derivative financial instruments of the Company (commodities) is determined based on the future prices of the Chicago Stock Exchange, so these instruments are considered Level 2 hierarchy.

The following table summarizes financial instruments carried at fair value:

	Level 1	Level 2	Level 3	Total
As of December 31, 2021
Investment in securities at fair value through profit or loss	$10,841	—	—	10,841
Investment in securities at fair value through other comprehensive income	1,559,823	—	—	1,559,823
Derivative financial instruments	—	69,862	—	69,862
	$1,570,664	69,862	—	1,640,526

	Level 1	Level 2	Level 3	Total
As of December 31, 2020
Investment in securities at fair value through profit or loss	$1,018,322	—	—	1,018,322
Investment in securities at fair value through other comprehensive income	937,715	—	—	937,715
Derivative financial instruments	—	(194,181)	—	(194,181)
	$1,956,037	(194,181)	—	1,761,856

	Level 1	Level 2	Level 3	Total
As of December 31, 2019
Investment in securities at fair value through profit or loss	$186,284	—	—	186,284
Investment in securities at fair value through other comprehensive income	315,761	—	—	315,761
Derivative financial instruments	—	18,098	—	18,098
	$502,045	18,098	—	520,143

Information regarding the hierarchy of fair value measurements related to financial liabilities that are not recognized at fair value, but for which disclosures are required, is summarized below:

	Level 1	Level 2	Level 3	Total
As of December 31, 2021
Financial debt - bank institutions	$—	(500,246)	—	(500,246)
Financial debt – debt securities	(1,494,177)	—	—	(1,494,177)
	$(1,494,177)	(500,246)	—	(1,994,423)

	Level 1	Level 2	Level 3	Total
As of December 31, 2020
Financial debt - bank institutions	$—	(1,059,300)	—	(1,059,300)
Financial debt – debt securities	(1,491,458)	—	—	(1,491,458)
	$(1,491,458)	(1,059,300)	—	(2,550,758)

	Level 1	Level 2	Level 3	Total
As of December 31, 2019
Financial debt - bank institutions	$—	(3,455,810)	—	(3,455,810)
Financial debt – debt securities	(1,496,635)	—	—	(1,496,635)
	$(1,496,635)	(3,455,810)	—	(4,952,445)

g)   Quantitative sensitivity measurements

The following are sensitivity analysis for the most significant risks to which the Company is exposed as of December 31, 2021, 2020 and 2019. These analyses represent the scenarios that Management believes are reasonably possible of occurring in future periods and were evaluated in accordance with the policies of the Company’s Risk Committee.

i.   Derivative Financial Instruments related to exchange rate and commodities risks

As of December 31, 2021, the Company has taken positions on derivative financial instruments to hedge exchange rate risks and commodities.

A 15%increase in the Mexican peso with respect to the U.S. dollar as of the end of 2021, 2020 and 2019 would have resulted in a valuation gain of $34,443, $506,705 and $16,824 on the fair value of the Company’s exchange rate derivative financial instruments position. On the other hand, a decrease of 15% in the aforementioned rate would have resulted in an additional valuation loss during the respective periods of $34,698, $1,405,538 and $31,133.

The following table shows the Company’s sensitivity to an increase and decrease of 15% for 2021, 2020 and 2019 in the “bushel” price of corn and short ton price of soybeans.

	Effect of Increase			Effect of Decrease
	2021	2020	2019	2021	2020	2019
Loss (profit) for the year	$(37,847)	(87,711)	(121,762)	$20,919	(12,530)	100,490

ii.   Interest rate risk

As described in Note 18, the Company has financial debt denominated in pesos and dollars, which bear interest at variable rates based on TIIE and LIBOR, respectively.

The following table shows the Company’s sensitivity to an increase and decrease of 50 basis points for 2021, 2020 and 2019, in the variable rates to which the Company is exposed.

	Effect of Increase			Effect of Decrease
	2021	2020	2019	2021	2020	2019
Loss (profit) for the year	$8,291	13,390	24,465	$(8,291)	(13,390)	(24,465)

iii.   Exchange risk

As of December 31, 2021, 2020 and 2019, the Company’s net monetary liability position in foreign currency was $5,354,193, $8,312,232 and $5,946,764, respectively.

The following table shows the Company’s sensitivity of an increase and decrease of 30%for 2021, 2020 and 2019, in exchange rate, which would have an effect in the result from foreign currency position.

	Effect of Increase			Effect of Decrease
	2021	2020	2019	2021	2020	2019
Loss (profit) for the year	$(1,606,255)	(2,493,673)	(1,784,045)	$1,606,255	2,493,673	1,784,045

(9)   Accounts receivable, net

As of December 31, 2021, 2020 and 2019, accounts receivable are as follows:

	December 31,
	2021	2020	2019
Trade receivables	$3,162,920	2,772,418	2,595,978
Allowance for doubtful accounts	(60,717)	(68,360)	(72,886)
Income tax receivable	121,315	190,110	187,912
Recoverable value-added tax and other recoverable taxes	1,884,649	1,471,851	1,156,106
	$5,108,167	4,366,019	3,867,110

Past-due but not impaired portfolio

Below is a classification of trade accounts receivable according to their aging as of the reporting date, which has not been subject to impairment:

	December 31,
	2021	2020	2019
Past due at 60 days	8,079	18,811	20,463
Past due by more than 60 days	8,443	98,054	47,573
	$16,522	116,865	68,036

The Company believes that non-impaired amounts that are past-due by more than 60 days can still be collected, based on the historical behavior of payments and analysis of credit ratings of customers.

Reconciliation of movements in allowance for doubtful accounts

	2021	2020	2019
Balance as of January 1	$(68,360)	(72,886)	(79,937)
Increase in allowance	(706)	(1,826)	(57)
Amounts written off	8,436	6,458	7,030
Currency translation effect	(87)	(106)	78
Balance as of December 31,	$(60,717)	(68,360)	(72,886)

As of December 31, 2021, 2020 and 2019 the Company has receivables in legal proceedings (receivables for which legal counsel is seeking recoverability) of $157,012, $143,278 and $140,304, respectively.

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

Expected credit losses

The Company recognizes expected credit losses for life for trade accounts receivable, which are estimated using a provision matrix based on the Company’s historical experience of credit losses, adjusted for factors that are specific each of the Company’s customer and debtor groups, general economic conditions and an assessment of both the current and forecast conditions at the reporting date, including the time value of money when appropriate. During 2017 the estimated credit losses were based on the incurred loss model.

The expected credit losses for 2021, 2020 and 2019 in trade accounts receivable under IFRS 9 were estimated at $37,249, $25,962 and $50,753, considering the balances of the portfolio and the different customer groups of the Company.

The Company decided to maintain its previously recorded estimated reserve for doubtful accounts for its subsidiaries, according to balances shown in the reconciliation of movements in the estimate of doubtful accounts shown above, although such amounts were higher than the expected credit losses in 2021, 2020 and 2019, as described in the previous paragraph.

(10)  Inventories

As of December 31, 2021, 2020 and 2019, inventories are as follows:

	December 31,
	2021	2020	2019
Raw materials and by-products	$2,775,890	2,410,275	1,836,783
Medicine, materials and spare parts	1,344,944	1,110,559	877,837
Balanced feed	467,359	380,121	330,238
Processed chicken	1,552,946	1,575,985	1,554,115
Commercial eggs	63,764	55,364	56,599
Processed beef	167,582	151,402	47,954
Processed turkey	1,620	2,472	4,482
Other processed products	1,885	2,160	2,199
Total	$6,375,990	5,688,338	4,710,207

Inventory consumption for the years ended December 31, 2021, 2020 and 2019 was $54,103,917, $44,747,933 and $39,823,395, respectively (note 23).

The adjustment to the net realizable value of certain inventories during 2021, 2020 and 2019 was for $ 39,975, $57,074 and $ 35,328, respectively.

(11) Biological assets

For the years ended December 31, 2021, 2020 and 2019, biological assets are as follows:

	Current	Non-current
	biological assets	biological assets	Total
Balance as of January 1, 2021	$2,012,668	1,991,530	4,004,198
Increase due to purchases	429,551	840,112	1,269,663
Sales	—	(46,866)	(46,866)
Net increase due to births	377,449	3,083,747	3,461,196
Production cost	42,518,242	2,335,691	44,853,933
Depreciation	—	(2,784,562)	(2,784,562)
Transfers to inventories	(42,628,413)	(3,083,747)	(45,712,160)
Other	60,115	22,232	82,347
Balance as of December 31, 2021	$2,769,612	2,358,137	5,127,749

	Current	Non-current
	biological assets	biological assets	Total
Balance as of January 1, 2020	$2,043,234	1,818,911	3,862,145
Increase due to purchases	686,756	797,039	1,483,795
Sales	—	20,966	20,966
Net increase due to births	264,386	2,507,769	2,772,155
Production cost	35,585,551	1,877,418	37,462,969
Depreciation	—	(2,565,283)	(2,565,283)
Transfers to inventories	(36,786,599)	(2,507,769)	(39,294,368)
Other	219,340	42,479	261,829
Balance as of December 31, 2020	$2,012,668	1,991,530	4,000,198

	Current	Non-current
	biological assets	biological assets	Total
Balance as of January 1, 2019	$2,073,526	1,721,728	3,795,254
Increase due to purchases	510,403	701,764	1,212,167
Sales	—	(73,409)	(73,409)
Net increase due to births	267,773	2,378,419	2,646,192
Production cost	32,894,675	1,761,456	34,656,131
Depreciation	—	(2,262,245)	(2,262,245)
Transfers to inventories	(33,651,137)	(2,378,419)	(36,029,556)
Other	(52,003)	(30,383)	(82,386)
Balance as of December 31, 2019	$2,043,237	1,818,911	3,862,148

The “Other” category includes the change in fair value of biological assets that resulted in a decrease of $48,338 and $31,701 in 2021 and 2020, and increase of $35,487 in 2019.

The Company is exposed to different risks relating to its biological assets:

●	Future excesses in the offer of poultry products and a decline in the demand growth of the chicken industry may negatively affect the Company’s results.
●	Increases in raw material prices and price volatility may negatively affect the Company’s margins and results.
●	In addition, in the case of the Company’s operations in the United States of America, the cost of corn and grain may be affected by an increase in the demand for ethanol, which may reduce the market’s available corn inventory.
●	Operations in Mexico and the United States of America are based on animal breeding and meat processing, which are subject to sanitary risks and natural disasters.
●	Hurricanes and other adverse climate conditions may result in additional inventory losses and damage to the Company’s facilities and equipment.

(12) Prepaid expenses and other current assets

As of December 31, 2021, 2020 and 2019, prepaid expenses and other current assets are as follows:

	December 31,
	2021	2020	2019
Advances to suppliers of inventories	$2,163,450	613,188	628,286
Prepaid expenses for services	264,208	303,345	280,950
Prepaid expenses for insurance and sureties	95,441	74,565	128,178
Other current assets	234,024	230,157	189,782
Total	$2,757,123	1,221,255	1,227,196

(13) Assets held for sale

As of December 31, 2021, 2020 and 2019, assets held for sale are as follows:

	December 31,
	2021	2020	2019
Buildings	$24,786	24,208	22,394
Land	31,793	29,563	29,563
Other	857	859	959
Total	$57,436	54,630	52,916

The Company recognized gains (losses) on sales of these assets of ($31), $510 and $2,311 during 2021, 2020 and 2019, respectively.

(14) Property, plant and equipment

As of December 31, 2021, 2020 and 2019, property, plant and equipment are comprised as follows:

	Balance as of			Currency	Balance as of
	January 1,			translation	December 31,
Cost	2021	Additions	Disposals	effect	2021
Land	$1,655,428	21,342	—	2,632	1,679,402
Buildings and construction	12,821,193	626,606	(3,039)	48,859	13,493,619
Machinery and equipment	17,116,908	1,528,891	(274,090)	86,276	18,457,985
Transportation equipment	2,445,634	399,687	(175,643)	1,021	2,670,699
Computer equipment	151,117	11,345	(1,078)	1,636	163,020
Furniture	205,933	17,162	(9,728)	355	213,722
Leasehold improvements	8,037	—	(703)	—	7,334
Construction in progress	1,675,894	874,460	—	2,235	2,552,589
Total	$36,080,144	3,479,493	(464,281)	143,014	39,238,370

	Balance as of			Currency	Balance as of
	January 1	Depreciation		translation	December 31,
Accumulated depreciation	2021	for the year	Disposals	effect	2021
Buildings and construction	$(5,836,750)	(262,839)	2,360	(12,611)	(6,109,840)
Machinery and equipment	(9,267,337)	(923,114)	204,221	(58,202)	(10,044,432)
Transportation equipment	(965,535)	(183,530)	121,112	(762)	(1,028,715)
Computer equipment	(130,187)	(11,532)	977	(1,433)	(142,175)
Furniture	(146,513)	(12,082)	9,092	(303)	(149,806)
Total	$(16,346,322)	(1,393,097)	337,762	(73,311)	(17,474,968)

	Balance as of			Currency	Balance as of
	January 1,			translation	December 31,
Cost	2020	Additions	Disposals	effect	2020
Land	$1,553,499	102,847	(5,900)	4,982	1,655,428
Buildings and construction	12,340,405	686,270	(297,490)	92,008	12,821,193
Machinery and equipment	15,866,952	1,240,779	(145,320)	154,497	17,116,908
Transportation equipment	2,111,999	462,344	(130,089)	1,380	2,445,634
Computer equipment	134,481	13,784	(244)	3,096	151,117
Furniture	190,289	21,325	(6,463)	782	205,933
Leasehold improvements	3,598	4,439	—	—	8,037
Construction in progress	1,459,922	220,493	—	(4,521)	1,675,894
Total	$33,661,145	2,752,281	(585,506)	252,224	36,080,144

	Balance as of			Currency	Balance as of
	January 1	Depreciation		translation	December 31,
Accumulated depreciation	2020	for the year	Disposals	effect	2020
Buildings and construction	$(5,750,971)	(299,865)	229,718	(15,632)	(5,836,750)
Machinery and equipment	(8,253,772)	(1,048,758)	96,589	(61,396)	(9,267,337)
Transportation equipment	(856,429)	(204,384)	96,553	(1,275)	(965,535)
Computer equipment	(107,016)	(21,721)	160	(1,610)	(130,187)
Furniture	(136,311)	(15,575)	5,863	(490)	(146,513)
Total	$(15,104,499)	(1,590,303)	428,883	(80,403)	(16,346,322)

	Balance as of			Currency	Balance as of
	January 1,			translation	December 31,
Cost	2019	Additions	Disposals	effect	2019
Land	$1,378,090	209,752	(30,677)	(3,666)	1,553,499
Buildings and construction	11,943,476	472,095	(7,478)	(67,688)	12,340,405
Machinery and equipment	15,182,044	891,008	(92,623)	(113,477)	15,866,952
Transportation equipment	1,792,273	474,960	(154,116)	(1,118)	2,111,999
Computer equipment	136,183	3,828	(3,257)	(2,273)	134,481
Furniture	178,455	17,684	(5,295)	(555)	190,289
Leasehold improvements	4,350	—	(752)	—	3,598
Construction in progress	1,501,697	—	(38,065)	(3,710)	1,459,922
Total	$32,116,568	2,069,327	(332,263)	(192,487)	33,661,145

	Balance as of			Currency	Balance as of
	January 1	Depreciation		translation	December 31,
Accumulated depreciation	2019	for the year	Disposals	effect	2019
Buildings and construction	$(5,536,825)	(230,450)	2,199	14,105	(5,750,971)
Machinery and equipment	(7,505,222)	(874,447)	65,136	60,761	(8,253,772)
Transportation equipment	(829,664)	(134,708)	106,955	988	(856,429)
Computer equipment	(98,034)	(13,635)	3,145	1,508	(107,016)
Furniture	(128,647)	(12,151)	4,109	378	(136,311)
Total	$(14,098,392)	(1,265,391)	181,544	77,740	(15,104,499)

	December 31,
Carrying amounts, net	2021	2020	2019
Land	$1,679,402	1,655,428	1,553,499
Buildings and construction	7,383,779	6,984,443	6,589,434
Machinery and equipment	8,413,553	7,849,571	7,613,180
Transportation equipment	1,641,984	1,480,099	1,255,570
Computer equipment	20,845	20,930	27,465
Furniture	63,916	59,420	53,978
Leasehold improvements	7,334	8,037	3,598
Construction in progress	2,552,589	1,675,894	1,459,922
Total	$21,763,402	19,733,822	18,556,646

Additions of property, plant and equipment in 2020 include assets acquired through business combinations of $383,680 that consist of the following:

Land	$62,050
Buildings and construction	231,264
Machinery and equipment	73,332
Transportation equipment	4,825
Computer equipment	1,761
Furniture	1,115
Construction in progress	9,333
Total	$383,680

Depreciation expense during the years ended December 31, 2021, 2020 and 2019 was $1,393,097, $1,590,303 and $1,265,391, respectively, which was charged to cost of sales and operating expenses, see note 23.

(15) Goodwill

	2021	2020	2019
Balances at beginning of the year	$1,650,716	1,578,994	1,631,771
Foreign currency effects	37,891	71,722	(52,777)
Balances at end of year	$1,688,607	1,650,716	1,578,994

The recoverable amount of the cash-generating unit is determined based on a calculation of its value in use, which uses projections of the estimated cash flows based on financial budgets approved by Management for a determined projection period, which are discounted using an annual discount rate.

Projections of the cash flows during the budgeted period are based on sales projections which include increases due to inflation, as well as the projection of expected gross margins and operating margins during the budgeted period. Cash flows that exceed such period are extrapolated using an annual stable growth rate, which is the long-term weighted average growth rate for the market in which the cash-generating unit operates. For the years ended December 31, 2021, 2020, and 2019, no goodwill impairment loss was determined.

The assumptions and balances of each cash-generating unit are as follows:

	2021
			Annual	Annual
	Final	Projection	discount	growth
	balance of	period	rate	rate
Cash-generating unit	the year	(years)	(%)	(%)
Bachoco - Istmo and Peninsula regions	$212,833	5	12.63%	3.00%
Campi	88,015	5	12.63%	3.00%
Ok Farms - Morris Hatchery, Inc. Arkansas	68,019	5	3.26%	0.00%
Ok Farms - Morris Hatchery Inc. Georgia	114,851	5	3.26%	0.00%
Ok Foods- Albertville Quality Foods, Inc.	1,204,889	5	10.00%	3.40%
	$1,688,607

	2020
			Annual	Annual
	Final	Projection	discount	growth
	balance of	period	rate	rate
Cash-generating unit	the year	(years)	(%)	(%)
Bachoco - Istmo and Peninsula regions	$212,833	5	12.95%	3.00%
Campi	88,015	5	12.95%	3.00%
Ok Farms - Morris Hatchery, Inc. Arkansas	66,162	5	3.43%	0.00%
Ok Farms - Morris Hatchery Inc. Georgia	111,715	5	3.43%	0.00%
Ok Foods- Albertville Quality Foods, Inc.	1,171,991	5	3.43%	0.00%
	$1,650,716

	2019
			Annual	Annual
	Final	Projection	discount	growth
	balance of	period	rate	rate
Cash-generating unit	the year	(years)	(%)	(%)
Bachoco - Istmo and Peninsula regions	$212,833	5	12.84%	3.00%
Campi	88,015	5	12.84%	3.00%
Ok Farms - Morris Hatchery, Inc. Arkansas	62,647	5	5.22%	0.00%
Ok Farms - Morris Hatchery Inc. Georgia	105,780	5	5.22%	0.00%
Ok Foods- Albertville Quality Foods, Inc.	1,109,719	5	5.22%	0.00%
	$1,578,994

As of December 31, 2021, the percentage by which the recoverable amount of each cash-generating unit exceeds its carrying amount is shown below:

Cash-generating unit	%
Bachoco - Istmo and Peninsula regions	49%
Campi	130%
Ok Farms- Morris Hatchery Inc. Arkansas	183%
Ok Farms- Morris Hatchery Inc. Georgia	60%
Ok Foods- Albertville Quality Foods, Inc.	4%

Management considers that any possible reasonable change in the key assumptions (revenue growth rate and annual discount rate), on which the recoverable amount is based, would not cause the carrying amount of the cash-generating units to be less than their recoverable amount.

The Company performed a sensitivity analysis considering a decrease in the revenue growth rate of 200 basis points and an increase of 200 basis points in the annual discount rate, as a result of this analysis, the Company concluded that for all cash-generating units there is no impairment to recognize, except Ok Foods-Albertville Quality Foods, Inc. which would have an impairment.

(16) Intangible assets

The balances as of December 31, 2021, 2020 and 2019 for $704,374, $753,224 and $772,640 are mainly comprised of trade names and customer relationships derived from the purchase through its subsidiary OK Foods, Inc. Customer relationships are generally amortized over 15 years based on the pattern of revenue expected to be generated from the use of the asset.

Indefinite life intangible assets are initially recorded at their fair value and are not amortized, but they are reviewed for impairment at least annually or more frequently if impairment indicators arise.

During 2021, an impairment of $5,459 was determined in one of the commercial brands due to the decrease in sales. During 2019 the Company ended a relationship with clients for which an intangible asset was recognized. The Company does not expect to do future business with those clients resulting in an impairment in intangible assets from customer relationships of $73,733, which was charged to the results of the fiscal year as other expenses.

a)	Intangible assets consist of the following:

	2021	2020	2019
Amortizable intangible assets
Customer relationships	$968,012	941,582	891,553
Accumulated amortization	(290,404)	(219,702)	(74,859)
Impairment loss	—	—	(73,733)
Total net amortizable intangible assets	677,608	721,880	742,961
Trade names not subject to amortization	32,225	31,344	29,679
Impairment loss	(5,459)	—	—
Total intangible assets	$704,374	753,224	772,640

b)	Reconciliation between the carrying amounts at the beginning and at the end of the intangible assets

		Trade names
	Customer	not subject to
	relationships	amortization	Total
Carrying amounts
Balance as of January 1, 2021	$941,582	31,344	972,926
Additions	—	—	—
Impairment loss	—	(5,459)	(5,459)
Currency translation effect	26,430	881	27,311
Balance as of December 31, 2021	968,012	26,766	994,778

Accumulated amortization
Balance as of January 1, 2021	(219,702)	—	(219,702)
Additions	—	—	—
Amortization expense	(70,702)	—	(70,702)
Balance as of December 31, 2021	(290,404)	—	(290,404)
Total intangible assets	$677,608	26,766	704,374

		Trade
		names
		not subject
	Customer	to
	relationships	amortization	Total
Carrying amounts
Balance as of January 1, 2020	$817,820	29,679	847,499
Additions	—	—	—
Currency translation effect	123,762	1,665	125,427
Balance as of December 31, 2020	941,582	31,344	972,926
Accumulated amortization
Balance as of January 1, 2020	(74,859)	—	(74,859)
Additions	—	—	—
Amortization expense	(144,843)	—	(144,843)
Balance as of December 31, 2020	(219,702)	—	(219,702)
Total intangible assets	$721,880	31,344	753,224

		Trade
		names
		not subject
	Customer	to
	relationships	amortization	Total
Carrying amounts
Balance as of January 1, 2019	$1,014,361	30,905	1,045,266
Additions	—	—	—
Impairment loss	(73,733)	—	(73,733)
Currency translation effect	(122,808)	(1,226)	(124,034)
Balance as of December 31, 2019	817,820	29,679	847,499
Accumulated amortization
Balance as of January 1, 2019	(95,911)	—	(95,911)
Additions	—	—	—
Amortization expense	21,052	—	21,052
Balance as of December 31, 2019	(74,859)	—	(74,859)
Total intangible assets	$742,961	29,679	772,640

(17) Other non-current assets

Other non-current assets consist of the following:

	December 31,
	2021	2020	2019
Advances for purchase of property, plant and equipment	$367,023	472,828	495,015
Investments in life insurance (note 3 (l))	74,148	71,431	65,545
Security deposits	24,511	23,476	21,545
Other long-term receivable	211,278	193,689	173,488
Intangible assets in process	1,616	2,996	2,841
Other	56,128	54,502	51,614
Total non-current assets	$734,704	818,922	810,048

(18) Financial debt

a)   Short-term financial debt is as follows:

	December 31,
	2021	2020	2019
Loan in the amount of 70,000 thousand dollars, maturing in January 2020, at LIBOR (3) rate plus 0.62 percentage points.	$—	—	1,322,176
Loan denominated in pesos, maturing in January 2020, at TIIE (1) rate plus 0.50 percentage points.	—	—	50,000
Loan in the amount of 80,000 thousand dollars, maturing in February 2020, at LIBOR6 (4) rate plus 0.35 percentage points.	—	—	1,509,015
Loan denominated in pesos, maturing in February 2020, at TIIE (1) rate plus 1.05 percentage points.	—	—	449,572
Loan denominated in pesos, maturing in May 2020, at TIIE (1) rate plus 1.05 percentage points.	—	—	99,678
Loan denominated in pesos, maturing in June 2020, at TIIE (1) rate plus 0.50 percentage points.	—	—	9,958
Loan in the amount of 39,000 thousand dollars, maturing in January 2021, at LIBOR (3) rate plus 0.60 percentage points.	—	778,050	—
Loan denominated in pesos, maturing in February 2021, at TIIE (1) rate plus 0.90 percentage points.	—	70,011	—
Loan denominated in pesos, maturing in December 2022, at TIIE (1) rate plus 0.29 percentage points.	500,081	—	—
Total short-term debt	$500,081	848,061	3,440,399

The annual weighted average interest rate of short-term loans denominated in pesos for 2021, 2020 and 2019 was 5.28%, 6.71% and 9.24%, respectively. The average interest rate for loans outstanding as of December 31, 2021, 2020 and 2019 was 5.68%, 5.50% and 8.77%, respectively.

The annual weighted average interest rate of short-term loans denominated in dollars for the years 2021, 2020 and 2019 was 0.73%, 1.61% and 2.36%, respectively. As of December 31, 2021, there are no current short-term loans, the average interest rate for loans outstanding as of December 31, 2020 and 2019 was 0.75%, 2.37%, respectively.

(1)	TIIE (for its acronym in Spanish) = Interbank Equilibrium Rate
(2)	FIRA (for its acronym in Spanish) = Agriculture Trust Funds
(3)	LIBOR= London Interbank Offered Rate
(4)	LIBOR6= London InterBank Offered Rate (6 months)

b)   Long-term debt consists of the following:

	December 31,
	2021	2020	2019
Loan denominated in pesos, maturing in May 2021, at TIIE (1) plus 1.05 percentage points.	$—	209,499	—
Debt securities (subsection (d) of this note)	1,493,830	1,460,405	1,488,208
Total	1,493,830	1,669,904	1,488,208
Less current maturities	(1,493,830)	(209,499)	—
Long-term debt, excluding current maturities	$—	1,460,405	1,488,208

The annual weighted average interest rate on long-term debt for 2021, 2020 and 2019 was 4.90%, 6.49% and 8.53%, respectively. The average rate for outstanding loans as of December 31, 2021, 2020 and 2019 was 5.43%, 4.91% and 8.26%, respectively.

(1)	TIIE (for its acronym in Spanish) = Interbank Equilibrium Rate
(2)	FIRA (for its acronym in Spanish) = Trust Established in Relation to Agriculture

During 2021 the Company did not make early payments on its long-term debt, during 2020 and 2019 the Company made early payments on its long-term debt of $17,877 and $51,000, payment of commissions for early termination was not required.

As of December 31, 2021, 2020 and 2019, unused lines of credit amounted to $9,935,420, $6,919,625 and $3,325,981, respectively. In all such years, the Company did not pay any fee for undrawn balances.

The amount of future unearned interest is $ 56,280.

Interest expense on total loans during the years ended December 31, 2021, 2020 and 2019, amounted to $104,179, $159,169 and $250,820, respectively, (note 29).

Certain bank loans establish certain affirmative and negative covenants, as well as the requirement to maintain certain financial ratios, which have been met as of December 31, 2021, among which are:

a)	Provide financial information at the request of the bank.
b)	Not to contract liabilities with financial cost or grant loans that may affect payment obligations.
c)	Notify the bank regarding the existence of legal issues that could substantially affect the financial situation of the Company.
d)	Not to perform substantial changes to the nature of the business, or in structure or Administration.
e)	Not to merge, consolidate, separate, settle or dissolve except for those mergers in which the Company or surety are the merging company and do not constitute a change in control of the entities of the group to which the Company or the surety belong at the date of the agreement.

c)   Issuance of debt securities

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

Derived from the issuance of debt securities, the Company is subject to certain requirements, affirmative and negative covenants similar to those of its financial debt indicated above, with which they comply as of December 31, 2021.

d)   Reconciliation of liabilities arising from financing debt

	December 31,
	2021	2020	2019
Balance as of January 1	$2,517,965	4,928,607	5,037,600
Changes that represent cash flows
Proceeds from borrowings	1,709,080	4,030,700	4,839,000
Principal payment on loans	(2,267,280)	(6,762,222)	(4,808,163)
Changes that do not represent cash flows
Other	34,146	320,880	(139,830)
Balance as of December 31	$1,993,911	2,517,965	4,928,607

(19) Trade accounts and other accounts payable

	December 31,
	2021	2020	2019
Trade payables	$8,122,486	4,516,424	3,972,460
Sundry creditors and expenses payable	854,565	532,679	518,711
Provisions	74,146	24,099	64,154
Statutory employee profit sharing	291,744	62,075	86,710
Retained payroll taxes and other local taxes	359,379	375,086	275,214
Direct employee benefits	311,367	232,083	213,345
Interest payable	1,436	10,575	28,060
Others	133	116	173
	$10,015,256	5,753,137	5,158,827

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

During 2021 the Company the Company recognized a provision for the amount that it considers likely to disburse due to ongoing litigation with a high probability of unfavorable resolution.

Bachoco USA, LLC. is involved in claims with the United States of America Department of Labor and the Unites State Immigration and Customs Enforcement, and various other matters related to its business, including workers’ payment claims and environmental issues. As of December 31, 2021, 2020 and 2019 the Company has not recorded any provision because the Administration considers that it is likely that there will be a favorable outcome of the litigation.

(20) Transactions and balances with related parties

a)   Transactions with Management

Compensation

The following table shows the compensation paid to the directors and executives for services provided in their respective positions for the years ended December 31, 2021, 2020 and 2019:

	December 31,
	2021	2020	2019
Compensation	$73,721	57,429	52,635

b)   Transactions with other related parties

Below is a summary of the Company’s transactions and balances with other related parties, which are comprised of affiliates that are under common control:

i. Revenues and balances receivable to related parties

	Transaction value			Balance as of
	December 31,			December 31,
	2021	2020	2019	2021	2020	2019
Sales of products to:
Vimifos, S.A. de C.V.	$5,921	4,055	9,323	$284	400	785
Frescopack, S.A. de C.V.	63	53	58	—	—	58
Taxis Aéreos del Noroeste, S.A. de C.V.	51	31	42	—	—	—
Alimentos Kowi, S.A. de C.V.	662	832	934	7	286	337
Sonora Agropecuaria, S.A. DE C.V.	—	123,756	178,624	—	—	12,494
	$6,697	128,727	188,981	$291	686	13,674

ii. Expenses and balances payable to related parties

	Transaction value			Balance as of
	December 31,			December 31,
	2021	2020	2019	2021	2020	2019
Purchases of food, raw materials and packing supplies
Vimifos, S.A. de C.V.	$440,379	411,129	582,458	$41,219	58,836	41,399
Frescopack, S.A. de C.V.	103,778	143,849	148,210	65,542	9,554	26,233
Pulmex 2000, S.A. de C.V.	17,870	21,414	20,667	5,609	2,407	3,976
Qualyplast, S.A. de C.V.	6,971	1,184	244	—	251	—
Alimentos Kowi, S.A. de C.V.	—	—	907	—	—	—
Sonora Agropecuaria, S.A. de C.V.	—	4,425	3,374	—	—	—
Granja, Rab S.A. de C.V.	75,747	—	—	3,187	—	—
Fertilizantes Tepeyac, S.A. de C.V.	399,480	—	—	32	—	—
EBIPAC S.A.P.I. de C.V.	41,001	—	—	412	—	—
GASBO, S.A. de C.V.	3,583	—	—	267	—	—
Purchases of vehicles, tires and spare parts
Maquinaria Agrícola, S.A. de C.V.	$—	—	—	—	5	5
Llantas y Accesorios, S.A. de C.V.	42,601	42,554	38,947	4,614	6,378	4,213
Autos y Accesorios, S.A. de C.V.	40,194	48,129	10,776	3,413	339	124
Autos y Tractores de Culiacán, S.A. de C.V.	31,753	42,857	11,519	726	336	149
Camiones y Tractocamiones de Sonora, S.A. de C.V.	164,306	91,098	270,968	59,602	2,636	149
Agencia MX-5, S.A de C.V.	410	63	904	27	6	9
Alfonso R. Bours, S.A. de C.V.	4,926	2,651	187	604	50	49
Cajeme Motors S.A. de C.V.	442	287	183	120	44	89
Airplane leasing expenses
Taxis Aéreos del Noroeste, S.A. de C.V.	$1,435	—	24,971	55	—	307
				$185,429	80,842	76,704

As of December 31, 2021, 2020 and 2019, balances payable to related parties correspond to current accounts denominated in pesos that bear no interest and are payable on a short-term basis.

(21) Income Tax

Under the tax legislation in Mexico and the United States of America in effect through December 31, 2021, entities are subject to pay income tax (ISR, by its Spanish acronym).

a)   ISR

The Company and each of its subsidiaries file separate income tax returns (including its foreign subsidiary, which files income tax returns in the United States of America, based on its fiscal year ending in April of every year). For the years ended December 31, 2021, 2020 and 2019, the applicable rate under the general tax regime in Mexico is 30%. The applicable rate during 2021, 2020 and 2019 for the Company’s US subsidiary is 21% (plus state taxes).

As of December 31, 2021, 2020 and 2019, BSACV, the Company’s primary operating subsidiary is subject to the agriculture, cattle-raising, forestry and fishing regime of the ISR law, which is applicable to entities exclusively dedicated to such activities. The ISR Law establishes that such activities are exclusive when no more than 10% of an entity’s total revenues are generated from something other than those activities or from industrialized products.

b)   Tax charged to profit and loss

For the years ended December 31, 2021, 2020 and 2019, the income tax (benefit) expense included in profit and loss is as follows:

	December 31
	2021	2020	2019
Operation in Mexico:
Current ISR	$1,790,621	1,321,021	1,066,160
Deferred ISR	257,020	341,131	324,415
	2,047,641	1,662,152	1,390,575
Foreign operations:
Current ISR	—	33	(1,859)
Deferred ISR	(240,003)	(450,574)	(263,738)
Total ISR expense	$1,807,638	1,211,611	1,124,978

Total income tax expense

The income tax expense attributable to income before income taxes differed from the amount computed by applying the ISR rate of 30% in 2021, 2020 and 2019 due to the items listed below:

	December 31,
	2021		2020		2019
	ISR	Percentage	ISR	Percentage	ISR	Percentage
Expected expense	$2,022,521	30%	$1,555,111	30%	$1,292,925	30%
Increase (decrease) resulting from:
Net effects of inflation	(379,311)	(6)%	(196,379)	(4)%	(168,822)	(4)%
(Non-taxable income) Non-deductible expenses	29,503	0%	7,641	0%	11,027	0%
Effect of rate difference of foreign subsidiary	42,516	1%	20,907	0%	48,658	1%
Effect from non-deductible employee benefits	145,301	3%	115,496	2%	70,202	2%
Effect of tax incentive	(54,523)	(1)%	(69,920)	(1)%	(60,861)	(1)%
Effect of carryback tax losses in the United States of America (1)	—	—	(190,144)	(4)%	—	—
Bargain purchase gain of domestic business acquisition	—	—	(27,267)	(0)%	—	—
Other	1,631	0%	(3,834)	(0)%	(68,151)	(2)%
Income tax expense	$1,807,638	27%	$1,211,611	23%	$1,124,978	26%

(1)

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act was enacted. The most significant provisions of the CARES Act that will materially affect the Company’s accounting for income taxes includes a five-year carryback allowance for taxable net operating losses generated in tax year 2018 through 2020 and a technical correction to the Tax Cuts and Jobs Act, enacted on December 22, 2017, that disallowed the carrying back of taxable net operating losses to offset prior years’ taxable income. The deadline to request this refund is October 2022, it is expected that the Company will request it before that date.

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

The tax effects of temporary differences, tax losses and tax credits that give rise to significant portions of deferred tax assets and liabilities as of December 31, 2021, 2020 and 2019 are detailed below:

	December 31,
	2021	2020	2019
Deferred tax assets
Accounts payable	$33,873	2,207	2,481
Employee benefits	31,692	199,087	164,019
PTU payable	2,476	16,690	26,020
Tax loss carryforwards	917,737	60,354	56,163
Inventories	—	—	616
Property, plant and equipment	—	1,696	1,113
Other provisions	60,946	648	—
Tax incentives to be credited in the United States of America	45,386	—	—
Other items	17	—	—
Total deferred tax assets	1,092,127	280,682	250,412

Deferred tax liabilities
Inventories	218,204	—	—
Property, plant and equipment	469,946	—	—
Prepaid expenses	860	2,872	4,593
Goodwill	9,865	—	—
Intangible assets	178,356	—	—
Other provisions	—	7,655	547
Derivative financial instruments	1,157	8,221	—
Total deferred tax liabilities	878,388	18,748	5,140
Net deferred tax assets	$213,739	261,934	245,272

	December 31,
	2021	2020	2019
Deferred tax assets
Accounts payable	$1,948,897	1,090,676	1,097,422
Employee benefits	201,835	—	—
PTU payable	85,053	1,037	—
Tax loss carryforwards	31,993	606,935	271,772
Other provisions	62,503	144,861	63,314
Total deferred tax assets	2,330,281	1,843,509	1,432,508

Deferred tax liabilities
Inventories	2,053,059	1,820,929	1,696,300
Accounts receivable	593,754	497,655	445,198
Property, plant and equipment	2,558,209	2,915,222	2,667,824
Prepaid expenses	952,322	286,844	332,392
Goodwill	—	5,147	584
Intangible assets	—	188,919	190,900
Other items	1,282	—	—
Derivative financial instruments	13,130	3,773	3,803
Total deferred tax liabilities	6,171,756	5,718,489	5,337,001
Net deferred tax liability	$3,841,475	3,874,980	3,904,493

d)   Unrecognized deferred tax liabilities

Deferred taxes related to investments in subsidiaries have not been recognized as the Company is able to control the moment of the reversal of the temporary difference, and the reversal is not expected to take place in the foreseeable future. Deferred income tax on investments in subsidiaries not recognized as of December 31, 2021, 2020 and 2019 amounts to $1,414,628, $1,802,451 and $1,919,720, respectively. The Company’s policy has been to distribute accounting profits when the respective taxes have been paid and in the case of foreign profits, such tax may be duly credited in Mexico.

e)   Movement in temporary differences during the fiscal year

			Acquired or/
		Recognized	Recognized
	January 1,	in profit	directly in	December 31,
	2021	and loss	equity	2021
Accounts payable	$(1,092,883)	(889,150)	(737)	(1,982,770)
Employee benefits	(199,087)	(41,472)	7,032	(233,527)
PTU payable	(17,727)	(69,802)	—	(87,529)
Tax loss carryforwards	(667,289)	(258,865)	(23,576)	(949,730)
Other provisions	(137,854)	19,020	(4,615)	(123,449)
Goodwill	5,147	4,293	425	9,865
Intangible assets	188,919	(14,891)	4,328	178,356
Inventories	1,820,929	443,845	6,489	2,271,263
Accounts receivable	497,655	96,099	—	593,754
Property, plant and equipment	2,913,526	105,961	8,668	3,028,155
Prepaid expenses	289,716	663,466	—	953,182
Derivative financial instruments	11,994	2,293	—	14,287
Tax incentives to be credited in the United States of America	—	(45,386)	—	(45,386)
Other items	—	1,606	(341)	1,265
Net deferred tax liability	$3,613,046	17,017	(2,327)	3,627,736

			Acquired or/
		Recognized	Recognized
	January 1,	in profit	directly in	December 31,
	2020	and loss	equity	2020
Accounts payable	$(1,099,903)	8,163	(1,143)	(1,092,883)
Employee benefits	(164,060)	(35,027)	—	(199,087)
PTU payable	(26,020)	8,293	—	(17,727)
Tax loss carryforwards	(327,935)	(314,628)	(24,726)	(667,289)
Interest carryforwards	-	1,551	(1,551)	-
Other provisions	(62,767)	(74,804)	(283)	(137,854)
Goodwill	584	4,371	192	5,147
Intangible assets	190,900	(12,248)	10,267	188,919
Inventories	1,695,684	114,135	11,110	1,820,929
Accounts receivable	445,198	52,457	—	497,655
Property, plant and equipment	2,666,752	177,372	69,402	2,913,526
Prepaid expenses	336,985	(47,269)	—	289,716
Derivative financial instruments	3,803	8,191	—	11,994
Net deferred tax liability	$3,659,221	(109,443)	63,268	3,613,046

			Acquired or/
		Recognized	Recognized
	January 1,	in profit	directly in	December 31,
	2019	and loss	equity	2019
Accounts payable	$(1,511,013)	410,152	958	(1,099,903)
Employee benefits	(53,398)	(197,728)	87,107	(164,019)
PTU payable	(20,536)	(5,484)	—	(26,020)
Tax loss carryforwards	(59,883)	(273,479)	5,427	(327,935)
Other provisions	(78,230)	15,436	27	(62,767)
Goodwill	(3,879)	4,391	72	584
Intangible assets	233,749	(34,220)	(8,629)	190,900
Inventories	1,639,156	64,120	(7,592)	1,695,684
Accounts receivable	366,825	78,373	—	445,198
Property, plant and equipment	2,503,223	184,454	(20,966)	2,666,711
Prepaid expenses	647,480	(310,495)	—	336,985
Derivative financial instruments	—	3,803	—	3,803
Net deferred tax liability	$3,663,494	(60,677)	56,404	3,659,221

f)   Tax on assets and tax loss carryforwards

As of December 31, 2021, tax loss carryforwards expire as shown below. Amounts are indexed for inflation as permitted by Mexican income tax law:

	Amount as of December 31, 2021
	Tax loss	Year of expiration /
Year	carryforwards	maturity
2017	$57,372	2027
2018	204,879	2028
2019	1,285,521	2029
2020	1,584,611	2030
2021	1,050,678	2031
	$4,183,061

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

When an employee retires from the Company he/she has the right to receive the contribution he/she has made to the plan, and i) if the employee retires between the first and the 4.99 year of services, he/she does not have the right to receive the contribution made by the Company, ii) if he/she retires on the fifth year of services he/she has the right to receive 50% of the contributions made by the Company and, for each additional service year, the employee has the right to receive an additional 10% of the contributions made by the Company. During 2021, 2020 and 2019 there were not the expenses for paid contributions to defined contribution plans, other than those mandated by Mexican law.

The Company makes payments equivalent to 2% of the integrated wage of its workers to the defined contribution plan for the retirement saving fund system established by Mexican law. The expense for this concept was $84,093, $72,121 and $66,134, in 2021, 2020 and 2019, respectively.

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

The Company recognizes constructive obligations from past practices. Such constructive obligations are associated with service time the employee has worked for the Company. The payment of this benefit is disbursed in a single installment at the time the employee voluntarily stops working for the Company. As of 2021 this constructive obligation no longer exists, the accounting effect is recognized net in the result of the year.

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

The projected net liability presented on the consolidated statements of financial position is as follows:

	December 31,
	2021	2020	2019
Present value of unfunded obligations	$656,252	592,294	487,810
Present value of funded obligations	121,643	163,651	148,392
Total present value of benefit obligations ("PBO")	777,895	755,945	636,202
Plan assets at fair value	(121,643)	(163,651)	(148,392)
Projected liability, net	$656,252	592,294	487,810

i. Composition and return of plan assets

	Actual return of the plan assets			Composition of the plan assets
	2021	2020	2019	2021	2020	2019
Fixed income securities	5.90%	11.28%	12.67%	58%	63%	62%
Variable income securities	21.55%	9.47%	15.65%	42%	37%	38%
Total				100%	100%	100%

ii. Movements in the present value of PBO

	2021	2020	2019
PBO as of January 1	$755,945	636,202	500,072
Benefits paid by the plan	(27,743)	(78,149)	(54,932)
Service cost	25,890	38,987	30,108
Interest cost	33,115	53,343	50,421
Actuarial losses recognized in other comprehensive income	6,497	105,562	110,533
Past service cost – plan amendments	(15,809)	—	—
PBO as of December 31	$777,895	755,945	636,202

iii. Movements in the fair value of plan assets

	2021	2020	2019
Plan assets at fair value as of January 1	$163,651	148,392	197,247
Transfer of assets to fund defined contribution benefit plan	—	—	(39,079)
Benefits paid by the plan	(56,287)	—	(32,027)
Expected return on plan assets	13,260	13,678	19,615
Actuarial profits in other comprehensive income	1,019	1,581	2,636
Fair value of plan assets as of December 31	$121,643	163,651	148,392

iv. Expense recognized in profit and loss

	2021	2020	2019
Current service cost	$25,890	38,987	30,108
Interest cost, net	19,855	39,665	30,806
	$45,745	78,652	60,914

v. Actuarial gains and (losses)

	2021	2020	2019
Amount accumulated as of January, 1	$(383,126)	(279,144)	(171,247)
Recognized during the year	(5,478)	(103,982)	(107,897)
Amount accumulated as of December, 31	$(388,604)	(383,126)	(279,144)

vi. Actuarial assumptions

Primary actuarial assumptions at the consolidated financial statements date (expressed as weighted averages) are as follows.

	2021	2020	2019
Discount rate as of December, 31	9.50%	7.75%	8.75%
Rate for future salary increases	4.50%	4.50%	4.50%
Social security wage increase rate	3.50%	3.50%	3.50%

The assumptions related to mortality are based on statistics and experiences over the Mexican population. The average expected life of an individual that retires at 65 years of age is 17.13 years for men and 10.92 years for women (Experience Chart of Demographic Mortality for Active EMSSA 1997).

vii. Historical information

	December 31,
	2021	2020	2019
Present value of defined benefit obligation	$777,895	755,945	636,202
Plan assets at fair value	(121,643)	(163,651)	(148,392)
Plan deficit	$656,252	592,294	487,810
Experience adjustments arising from plan liabilities	$(6,497)	(105,562)	(110,533)
Experience adjustments arising from plan assets	$1,019	1,581	2,636

viii. Sensitivity analysis of the defined benefits obligations as of December 31, 2021, 2020 and 2019

	Pension	Seniority	Constructive	Total
2021	plan	premium	obligation	PBO
Discount rate 9.50%	$(551,682)	(226,213)	—	(777,895)
Rate increase (+ 1%)	$(541,855)	(222,957)	—	(764,812)
Rate decrease (- 1%)	$(561,819)	(229,562)	—	(791,381)

	Pension	Seniority	Constructive	Total
2020	plan	premium	obligation	PBO
Discount rate 7.75%	$(531,251)	(203,282)	(21,412)	(755,945)
Rate increase (+ 1%)	$(511,884)	(200,058)	(21,209)	(733,151)
Rate decrease (- 1%)	$(554,180)	(206,605)	(21,619)	(782,404)

	Pension	Seniority	Constructive	Total
2019	plan	premium	obligation	PBO
Discount rate 8.75%	$(442,133)	(173,401)	(20,668)	(636,202)
Rate increase (+ 1%)	$(434,134)	(170,812)	(20,490)	(625,436)
Rate decrease (- 1%)	$(450,391)	(176,067)	(20,852)	(647,310)

ix. Expected cash flows

Total
2022-2031	$776,766

x. Future contributions to the defined benefits plan

The Company does not expect to make contributions to the defined benefit plans in the following financial year.

b)   Foreign employee benefits

Defined contribution plans

Bachoco USA, LLC. (foreign subsidiary) has a defined contribution retirement 401(k) plan, covering all employees who meet certain eligibility requirements. The Company contributes to the plan at the rate of 50% of employee’s contributions up to a maximum of 2% of the individual employee’s contribution. The cumulative contribution expense for this plan was $28,825, $16,418 and $14,919 for the year ended December 31, 2021, 2020 and 2019, respectively.

Equity-based compensation

Bachoco USA, LLC. has a deferred payment agreement with certain key employees. Amounts payable under this plan are vested after 10 years from the date of the agreement. The benefit value of each unit is equal to the increase in the initial book value from the date of the agreement to the conclusion of the vesting period. Under the agreement, 26,000 units were outstanding as of December 31, 2021, 2020 and 2019, all of which were fully vested. The total liability under this plan totaled $48,887, $44,994 and $32,874 as of December 31, 2021, 2020 and 2019, respectively. The expense recognized for this plan for the year ended December 31, 2021, 2020 and 2019 was $2,505, $4,678 and $1,772, respectively.

c)   PTU

Industrias Bachoco, S.A.B de C.V. has no employees. Each of the subsidiaries of the Company that has employees in Mexico is required under Mexican laws to pay employees, in addition to their payment and benefits, statutory employee profit sharing in an aggregate amount equal to 10% of each subsidiary’s taxable income. The accrued liability as of December 31, 2021, 2020 and 2019 is shown in note 19, Trade payable and other accounts payable.

(23) Costs and expenses by nature

	2021	2020	2019
Cost of sales	$68,356,654	57,707,566	51,557,351
General, selling and administrative expenses	7,127,780	6,420,397	6,116,620
	$75,484,434	64,127,963	57,673,971

Inventory consumption	$54,103,917	44,747,933	39,823,395
Wages and salaries	9,735,452	8,507,124	7,561,229
Freight	5,428,050	5,037,768	5,047,007
Maintenance	2,340,899	2,006,848	1,715,820
Other utility expenses	1,800,952	1,402,459	1,595,993
Depreciation	1,393,097	1,590,303	1,265,391
Depreciation of right-of-use assets	343,367	307,757	302,804
Leases (1)	156,612	119,592	96,825
Other	182,088	408,179	265,507
Total	$75,484,434	64,127,963	57,673,971

(1)	Leasing expense in 2021, 2020 and 2019 includes contracts classified as low value or those with terms less than twelve months.

(24) Leases

a)	As of December 31, 2021, 2020 and 2019, the leased assets with recognized right of use are comprised as follows:

	Balance as of				Balance as of
	January 1,		Modifications	Anticipated	December 31,
Right-of-use assets	2021	Additions	and disposal	termination	2021
Buildings and construction	$469,387	42,249	(3,949)	43,145	550,832
Machinery and equipment	447,424	52,143	4,343	125,251	629,161
Transportation equipment	349,208	24,595	(1,818)	68,132	440,117
Computer equipment	19,392	3,603	(1,492)	(2,600)	18,903
Total	$1,285,411	122,590	(2,916)	233,928	1,639,013

				Balance as of
	Balance as of	Depreciation	Currency	December 31,
Depreciation of right-of-use assets	January 1, 2021	for the year	translation effect	2021
Buildings and construction	$(153,987)	(114,957)	(1,632)	(270,576)
Machinery and equipment	(236,330)	(121,266)	(2,222)	(359,818)
Transportation equipment	(206,627)	(102,245)	(6,186)	(315,058)
Computer equipment	(9,622)	(4,899)	1,170	(13,351)
Total	$(606,566)	(343,367)	(8,870)	(958,803)
Total right-of-use assets	$678,845			680,210

	Balance as of			Balance as of
	January 1,		Modifications	December 31,
Right-of-use assets	2020	Additions	and disposal	2020
Buildings and construction	$380,011	101,272	(11,896)	469,387
Machinery and equipment	447,179	39,020	(38,775)	447,424
Transportation equipment	283,332	4,767	61,109	349,208
Computer equipment	15,014	2,572	1,806	19,392
Total	$1,125,536	147,631	12,244	1,285,411

	Balance as of		Currency	Balance as of
	January 1,	Depreciation	translation	December 31,
Depreciation of right-of-use assets	2020	for the year	effect	2020
Buildings and construction	$(97,736)	(58,148)	1,897	(153,987)
Machinery and equipment	(116,391)	(119,740)	(199)	(236,330)
Transportation equipment	(84,120)	(126,211)	3,704	(206,627)
Computer equipment	(4,557)	(3,658)	(1,407)	(9,622)
Total	$(302,804)	(307,757)	3,995	(606,566)
Total right-of-use assets	$822,732			678,845

			Balance as of
	Balance as of		December 31,
Right-of-use assets	January 1	Additions	2019
Buildings and construction	$320,528	59,483	380,011
Machinery and equipment	370,410	76,769	447,179
Transportation equipment	219,132	64,200	283,332
Computer equipment	12,340	2,674	15,014
Total	$922,410	203,126	1,125,536

Balance as of
December 31,
Depreciation of right-of-use assets	2019
Buildings and construction	$(97,736)
Machinery and equipment	(116,391)
Transportation equipment	(84,120)
Computer equipment	(4,557)
Total	$(302,804)
Total right-of-use assets	$822,732

b)	The movements in liabilities for these lease contracts were as follows:

	Balance as						Currency	Balance as of
	of January		Modifications	Anticipated		Interest	translation	December
Lease liabilities	1, 2021	Additions	and disposals	termination	Payment	paid	effect	31, 2021
Buildings and construction	$310,014	42,249	(3,953)	77,022	(129,306)	15,414	(11,806)	299,634
Machinery and equipment	238,650	52,143	4,359	105,831	(128,212)	11,779	(33,421)	251,129
Transportation equipment	162,392	24,595	(1,835)	20,287	(96,167)	4,415	(19,966)	93,721
Computer equipment	8,655	3,603	—	919	(5,302)	240	(1,119)	6,996
Total	$719,711	122,590	(1,429)	204,059	(358,987)	31,848	(66,312)	651,480
Current Lease liabilities	(278,981)	—	—	—	—	—	(828)	(279,809)
Long term lease liabilities	$440,730	122,590	(1,429)	204,059	(358,987)	31,848	(67,140)	371,671

	Balance as of					Currency	Balance as of
	January 1,		Modifications		Interest	translation	December 31,
Lease liabilities	2020	Additions	and disposals	Payment	paid	effect	2020
Buildings and construction	$280,277	101,272	31,213	(121,909)	17,903	1,258	310,014
Machinery and equipment	308,710	39,020	(19,990)	(143,240)	26,143	28,007	238,650
Transportation equipment	204,258	4,767	57,473	(115,851)	9,228	2,517	162,392
Computer equipment	9,805	2,572	1,560	(5,710)	365	63	8,655
Total	$803,050	147,631	70,256	(386,710)	53,639	31,845	719,711
Current Lease liabilities	(149,538)	(123,276)	—	—	—	(6,167)	(278,981)
Long term lease liabilities	$653,512	24,355	70,256	(386,710)	53,639	25,678	440,730

	Balance as of				Currency	Balance as
	January 1,			Interest	translation	of December
Lease liabilities	2019	Additions	Payment	paid	effect	31, 2019
Buildings and construction	$320,528	59,297	(113,097)	17,423	(3,874)	280,277
Machinery and equipment	370,410	63,662	(124,435)	11,933	(12,860)	308,710
Transportation equipment	219,132	64,129	(82,381)	8,070	(4,692)	204,258
Computer equipment	12,340	2,674	(5,294)	371	(286)	9,805
Total	$922,410	189,762	(325,207)	37,797	(21,712)	803,050
Current Lease liabilities	—	—	—	—	—	(149,538)
Long term lease liabilities	$—	—	—	—	—	653,512

c)	The detail of the maturity of the long-term lease liabilities is shown below:

2023	$213,141
2024	78,918
2025	32,571
Subsequent	47,041
$371,671

d)	During 2021, 2020 and 2019, an amount of $37,996, $36,153 and $19,116 was charged as expense for rental contracts with a term of less than one year and $118,616, $83,439 and $77,709 for rental contracts with insignificant amounts, a total of $156,612, $119,592 and $96,825, respectively (note 23).

(25) Stockholders’ equity and reserves

a)   Capital risk management

An adequate capital risk management allows ongoing business continuity and the maximization of the return towards the Company’s investors, which is why the Company has taken actions that ensure the Company maintains an adequate balance of the funding sources that build its capital structure.

Within its activities in risk management, the Company ensures that the ratio between financial debt and EBITDA of the last 12 months does not exceed 2.75 times and that the interest coverage ratio is at least 3 to 1.

During 2021, 2020 and 2019 these ratios were below the thresholds established by the Company’s Risk Committee.

b)   Common stock and premiums

As of December 31, 2021, 2020 and 2019, the Company’s capital stock is represented by 600,000,000 Series “B” registered shares with a par value of $1 peso per share.

The Robinson Bours family owned 439,500,000 shares through two family trusts: the placement trust and the control trust, which collectively represented 73.25% of the Company’s total shares. The remaining 26.75% represents the floating position:

	Shareholding integration
	as of December 31, 2021,
	2020 and 2019
	Shares(1)	Position
Familiar Trusts	439,500,000	73.25%
- Control Trust	312,000,000	52.00%
- Placement Trust	127,500,000	21.25%
Floating Position (2)	160,500,000	26.75%

(1)	All Series B shares with voting power.
(2)	Operating at the BMV and the NYSE.

Based on the information provided to the Company, as of December 31, 2021, stockholders with 1% or more interest in the Company, in addition to the family trusts, are as follows:

	Shares	Position
GBM Fondo de Inversión Total, S.A. de C.V.	12,908,807	2.15%
Norges Bank Investment Management (Norway)	8,488,994	1.41%
Renaissance Technologies LLC	7,749,588	1.29%
Tweedy, Browne Company LLC	6,736,874	1.12%

c)   Other comprehensive income items

i. Foreign currency translation reserve

This concept is related to the translation of the Company’s U.S. operations from their functional currency (U.S. dollar) to the reporting currency, the Mexican peso.

ii. Actuarial remeasurements

Actuarial remeasurements are recognized as other components of comprehensive income and are related to variations in actuarial assumptions that generate actuarial gains or losses as well as adjust the actual yields from plan assets from the net interest cost calculated over the net defined benefits liability balance. Actuarial remeasurements are presented net of income tax within other comprehensive income in the consolidated statement of changes in stockholders’ equity, the amount of these actuarial remeasurements net of taxes as of December 31, 2021, 2020 and 2019 amounts to $272,527, $268,692 and $195,905, which includes a deferred tax effect of $116,074, $114,430 and $83,236, respectively.

iii. Derivatives classified as hedging instruments

Derivatives classified as hedging instruments, are a hedge of the exposure to the variability of cash flows that is attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction that may affect the income statement.

A cash flow hedge, which meets all the hedging criteria, is accounted for as follows:

●	A portion of the gain or loss of the hedging instrument that is determined to be effective is recognized in other comprehensive income; and
●	The ineffective portion of the gain or loss of the hedging instrument is recognized immediately in the income statement.

The amount of cash flow hedges as of December 31, 2021, 2020 and 2019 amounts to $49,751, $267,352 and $19,771, respectively.

d)   Reserve for repurchase of shares

In 1998, the Company approved a stock repurchase plan in conformity with the Mexican Securities Trading Act and created a reserve for that purpose of $180,000 charged to retained earnings in such year.

On April 28, 2021, pursuant to a resolution at the General Ordinary Stockholders’ Meeting, an amount of $1,224,000 was approved to be used in the reserve for acquisition own shares.

The following table shows the movements of the reserve for acquisition of shares during the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
Balance as of January 1	152,768	100,396	86,928
(+) Total shares purchased	649,543	212,860	133,488
(-) Total shares sold	(182,768)	(160,488)	(120,020)
Balance as of December 31	619,543	152,768	100,396

The net amount of repurchase and treasury share sale transactions was of ($32,331), ($3,509) and ($1,474), during the years ended December 31, 2021, 2020 and 2019, respectively.

As of December 31, 2021, the Company has 619,543 treasury shares.

e)   Dividends

During the years ended December 31, 2021, 2020 and 2019, the Company has declared and paid the following dividends:

On April 28, 2021, the Company declared a payment of dividends in cash at nominal value of $851,619 or $1.42 pesos per outstanding share. The payment was made in two equal installments, on May 19 and July 14, 2021.

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

The Company obtains most of its revenue and net income from BSACV. For fiscal years 2021, 2020 and 2019, net income of BSACV, accounted for 63%, 61% and 63%, respectively, of consolidated net income. Dividends for which BSACV pays ISR will be credited to the Company’s CUFIN account, and accordingly, any future liabilities arising from ISR will be incurred when such amounts are distributed as dividends to the stockholders.

f)   Tax balances of stockholders’ equity

	Balance as	Balance
CUFIN	2013	from 2014	Total
IBSA individual	$5,858,638	11,676,526	17,535,164
IBSA Consolidated	6,189,929	26,957,219	33,147,148

The restated amount as of December 31, 2021, on tax bases of the contributions made by stockholders (“CUCA”), totaling $3,382,568, may be refunded to them tax-free, to the extent that such amount is the same or higher than equity.

(26) Earnings per share

The basic and diluted earnings per share for the years ended December 31, 2021, 2020 and 2019 are $8.45, $6.56 and $5.37, respectively. The calculation of earnings per share was based on income attributable to ordinary stockholders of the Company (net income attributable to controlling interest) $5,065,554, $3,935,672 and $3,219,931 for the years ended December 31, 2021, 2020 and 2019, respectively.

The average weighted number of common outstanding in 2021, 2020 and 2019 was 599,730,270, 599,818,022 and 599,971,832 shares, respectively.

The Company has no ordinary shares with potential dilutive effects.

(27) Commitments

●	Bachoco USA, LLC has self-insurance programs for health care costs and workers’ payments. The subsidiary is liable for health care claims up to $7,179 (350 thousand dollars) each year per plan participant and workers’ payments claims up to $20,510 (1,000 thousand dollars) per event. Self-insurance costs are recorded based on the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. The provision for this concept is recorded in the accompanying consolidated statement of financial position within current liabilities amounting to $107,842 (5,258 thousand dollars), $89,576 (4,490 thousand dollars) and $81,737 (4,327 thousand dollars) as of December 31, 2021, 2020 and 2019, respectively. Additionally, the consolidated statement of comprehensive income includes expenses relating to self-insurance plans of $188,413 (9,286 thousand dollars), $164,356 (7,648 thousand dollars) and $126,376 (6,565 thousand dollars) for the years ended December 31, 2021, 2020 and 2019, respectively. The Company is required to maintain letters of credit on behalf of the subsidiary of $59,479 (2,900 thousand dollars) during 2021, $57,855 (2,900 thousand dollars) during 2020 and $54,781 (2,900 thousand dollars) during 2019, to secure self-insured workers’ payments.

●	The Company has entered into grain supply agreements with third parties as part of the regular course of its operations.
●	The Company has entered into certain contracts with suppliers under which advanced payments are rendered in order to assure the supply of materials and services.

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

(29) Financial income and costs

	2021	2020	2019
Interest income	$591,046	698,962	988,005
Income from interest in accounts receivable	6,564	7,024	3,627
Foreign exchange gain, net	519,796	467,534	—
Financial income	1,117,406	1,173,520	991,632

Effects of valuation of derivative financial instruments	(1,541)	(291)	(8,029)
Foreign exchange loss, net	—	—	(272,220)
Interest expense and financial expenses on financial debt	(104,179)	(159,169)	(250,820)
Interest paid on lease	(31,848)	(53,639)	(37,797)
Other financial expenses	(129,955)	(78,230)	(41,502)
Financial costs	(267,523)	(291,329)	(610,368)
Financial income, net	$849,883	882,191	381,264

(30) Other expenses

	2021	2020	2019
Other income
Sale of scrap of biological assets, raw materials, by-products and other	$1,076,605	866,027	1,203,836
Bargain purchase gain of domestic business acquisition (note 4)	—	90,889	—
Total other income	1,076,605	956,916	1,203,836
Other expenses
Cost of disposal of biological assets, raw materials, by-products and other	(910,366)	(825,415)	(944,848)
Other	(489,018)	(494,028)	(263,722)
Total other expenses	(1,399,384)	(1,319,443)	(1,208,570)
Total other expenses, net	$(322,779)	(362,527)	(4,734)

(31) Subsequent events

a)	Business acquisition agreement

On January 24, 2022 the Company acquired 100% of the shares of RYC Alimentos “RYC”, it is dedicated to multiprotein processing and marketing with production centers in the state of Puebla, Mexico; transaction that was approved by Federal Economic Competition Commission (COFECE, for its Spanish acronym). The purchase price was $1,251,516.

The agreement contemplates the acquisition of 2 plants located in Puebla, Puebla, as well as its scheme of approximately 21 stores located in 4 states of the Mexican Republic (Puebla, Oaxaca, Veracruz and Tlaxcala).

At the date of the consolidated financial statements, the Company is still in the process of determining the fair value of the net assets acquired in accordance with the requirements of IFRS 3.

b)	Intention to launch Tender Offer for Bachoco’s Shares

On March 25, 2022, the Company announces that a vehicle (the “Offeror”) in which current shareholders of the Robinson Bours family participate, communicated to Bachoco’s Board of Directors its intention to initiate the process to launch a voluntary tender offer for up to all of the outstanding shares of Bachoco, including shares represented by American Depositary Receipts (ADRs), which are not owned directly or indirectly by such shareholders or their affiliates, representing approximately 27% of the outstanding capital of Bachoco.

The tender offer will be subject to various corporate and regulatory requirements, including registration before the Mexican Securities, Exchange Commission, filing with the US Securities and Exchange Commission and the authorization of the Board of Directors of Bachoco. This offer, as of the date of these consolidated financial statements, has not started and no formal document has been filed on it.

Subsequent to the tender offer closing, the offeror intends to delist the outstanding shares on the markets where its shares are listed, including the New York Stock Exchange and the Bolsa Mexicana de Valores, and to deregister the shares under the US Securities Exchange Act of 1934, as amended.

c) Russia-Ukraine conflict

On February 24, 2022, a large-scale military invasion of Ukraine by Russian troops was reported. Although the duration and impact of the ongoing military conflict are highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, increased energy and other input costs, and supply chain disruptions. We continue to monitor the situation in Ukraine and globally and assess its potential impact on our business.